Form 20-F
period 2001-12-31
RICHMONT MINES INC
filed 2002-06-26
CIK 1023996

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 20-F

           REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

           ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
  XXX      THE SECURITIES EXCHANGE ACT OF 1934
-------
                   For the fiscal year ended December 31, 2001

                                       OR

           TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE THE SECURITIES EXCHANGE ACT OF 1934
           For the transition period from __________ to __________

                         Commission file number 0-28816
                                                -------

                               RICHMONT MINES INC.
                               -------------------
             (Exact name of Registrant as specified in its charter)

                                 QUEBEC, CANADA
                                 --------------
                 (Jurisdiction of incorporation or organization)

              110, AVENUE PRINCIPALE, ROUYN-NORANDA, QUEBEC J9X 4P2
             ------------------------------------------------------
                    (Address of principal executive offices)

Securities registered pursuant to Section 12(b) of the Act:

     TITLE OF EACH CLASS              NAME OF EACH EXCHANGE ON WHICH REGISTERED
     -------------------              -----------------------------------------
     Common Stock, no par value       American Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:
                                      None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
                                      None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 15,051,200

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past ninety days.
                                                             Yes XXX  No
                                                                 ---     ----
Indicate by check mark which financial statement item the registrant has elected to follow:
                                                        Item 17 XXX  Item 18
                                                                ---         ----



                                  Page 1 of 57
                          Index to Exhibits on Page 57

                           TABLE OF CONTENTS
                                                                         PAGE

ITEM 1.      IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS........3

ITEM 2.      OFFER STATISTICS AND EXPECTED TIMETABLE......................3

ITEM 3.      KEY INFORMATION..............................................3

ITEM 4.      INFORMATION ON THE COMPANY...................................9

ITEM 5.      OPERATING AND FINANCIAL REVIEW AND PROSPECTS................24

ITEM 6.      DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES..................29

ITEM 7.      MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS...........36

ITEM 8.      FINANCIAL INFORMATION.......................................37

ITEM 9.      THE OFFER AND LISTING.......................................38

ITEM 10.     ADDITIONAL INFORMATION......................................41

ITEM 11.     QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK...52

ITEM 12.     DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES......53

ITEM 13.     DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.............54

ITEM 14.     MATERIAL MODIFICATIONS TO THE RIGHTS OF
               SECURITY HOLDERS AND USE OF PROCEEDS......................54

ITEM 15.     [RESERVED]..................................................54

ITEM 16.     [RESERVED]..................................................54

ITEM 17.     FINANCIAL STATEMENTS........................................54

ITEM 18.     FINANCIAL STATEMENTS........................................54

ITEM 19.     EXHIBITS....................................................55

                     THIS ANNUAL REPORT INCLUDES "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT OF
1933, AS AMENDED (THE "SECURITIES ACT"), AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED (THE "EXCHANGE ACT"). ALL STATEMENTS OTHER THAN STATEMENTS OF HISTORICAL FACTS INCLUDED IN THIS ANNUAL REPORT, INCLUDING, WITHOUT LIMITATION, THOSE REGARDING THE COMPANY'S FINANCIAL POSITION, BUSINESS STRATEGY, BUDGETS, RESERVE ESTIMATES, DEVELOPMENT AND EXPLOITATION OPPORTUNITIES AND PROJECTS, CLASSIFICATION OF RESERVES, AND PLANS AND OBJECTIVES OF MANAGEMENT FOR FUTURE OPERATIONS, ARE FORWARD-LOOKING STATEMENTS. ALTHOUGH THE COMPANY BELIEVES THAT THE EXPECTATIONS REFLECTED IN SUCH FORWARD-LOOKING STATEMENTS ARE REASONABLE, IT CAN GIVE NO ASSURANCE THAT SUCH EXPECTATIONS WILL PROVE TO HAVE BEEN CORRECT. IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THE COMPANY'S EXPECTATIONS ARE DISCLOSED UNDER "RISK FACTORS" AND ELSEWHERE IN THIS ANNUAL REPORT INCLUDING, WITHOUT LIMITATION, IN CONJUNCTION WITH THE FORWARD-LOOKING STATEMENTS INCLUDED IN THIS ANNUAL REPORT.

ITEM 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.    KEY INFORMATION

A.         SELECTED FINANCIAL DATA

The selected financial data of Richmont Mines Inc. (together with its wholly-owned subsidiary, Camflo Mill Inc., and its majority-owned subsidiary, Louvem Mines, Inc., "Richmont" or the "Company") set forth below are derived from the financial statements of the Company which have been audited by KPMG LLP, Chartered Accountants, as indicated in their independent auditor's report which is included elsewhere in this Annual Report.

The selected financial data was extracted from the more detailed consolidated financial statements and related notes included herein and should be read in conjunction with such financial statements and with the information appearing under the heading "ITEM 5 - OPERATING AND FINANCIAL REVIEW AND PROSPECTS."

The Company's consolidated financial statements are prepared in accordance with Canadian Generally Accepted Accounting Principles ("Canadian GAAP"). Reference is made to notes to the consolidated financial statements of the Company included herein for a discussion of the material differences between Canadian GAAP and U.S. GAAP, and their effect on the Company's financial statements.

NEW ACCOUNTING STANDARDS

During the year 2001, the Company adopted a new accounting policy related to revenue recognition in order to harmonize its policy with the accounting policy utilized by the North American precious metals industry. Prior to this change, precious metals revenues were recorded when gold bullion was produced. Revenues are now recognized when rights and obligations related to ownership pass to the purchaser. Accordingly, the financial statements for the years ended December 31, 2000 and 1999 were restated following this change in accounting policy. Therefore, the balance of retained earnings as at December 31, 1998, has been decreased by $363,138 and the net losses for the years ended December 31, 2000 and 1999, have been increased (decreased) by $73,468 and ($12,051), respectively.

Revenues from gold production are now related to ounces sold instead of ounces produced and consequently appropriate revisions to such revenues for prior years are reflected in the operating and financial review and prospect of sections of this Annual Report on Form 20 F.

The Company has not declared or paid any dividend on its capital stock during the past five years.

                             SELECTED FINANCIAL DATA
                     (CDN$) (IN 000, EXCEPT PER SHARE DATA)
                                 (CANADIAN GAAP)

                                                                        (YEAR ENDED DECEMBER 31)
------------------------------------------------------------------------------------------------------------------------------------

                                              2001              2000               1999                1998               1997
------------------------------------------------------------------------------------------------------------------------------------
                                                              Restated           Restated            Restated           Restated
------------------------------------------------------------------------------------------------------------------------------------
Total revenues                                $35,261            $35,509             $34,779            $47,424            $37,151

Net earnings (loss) before
  write-down of mining assets
  and provision for site
  restoration costs                             4,649              2,632                (385)             3,775              2,422
Write-down of mining assets                     4,163              5,964              13,052                  -                  -
Provision for site
  restoration costs                             1,050                750                   -                  -                  -

Net earnings (loss)                               518             (3,391)             (8,206)              3,775             2,422
Basic earnings (loss) before
  write-down of mining assets
  and provision for site
  restoration costs per share                    0.31               0.17               (0.02)               0.24              0.16

Basic earnings (loss) per share                  0.03              (0.22)              (0.53)               0.24              0.16
Total assets                                   32,052             31,467              34,248              49,628            56,589
Long-term debt                                      -                  -                   -                  -             10,004
Working capital                                 14,422             13,780              12,532              12,705            6,044
Capital stock                                   24,969             24,978              25,560              25,795           25,926
Number of shares outstanding                    15,051             15,056              15,407              15,551           15,674
SHAREHOLDERS' EQUITY
      Total                                   $25,360            $24,849              $33,691            $42,310           $43,084
      Per share                                 $1.68              $1.64                $2.18              $2.70             $2.85



                             SELECTED FINANCIAL DATA
                     (CDN$) (IN 000, EXCEPT PER SHARE DATA)
                           (U.S. GAAP RECONCILIATION)

                                                  (YEAR ENDED DECEMBER 31)
                                  2001            2000           1999            1998          1997
                                  ----            ----           ----            ----          ----


Net Income (Loss)                 1,056       (3 664)          (6,316)           4,007           782

 Basic EPS                         0,07          (0,24)         (0,41)            0,26          0,05

Wgt. Avg. No. of  Shares         15,052          15,156         15,479          15,665        15,094



Shareholders' Equity             25,360          24,311         33,841          47,105        47,879

Total Assets                     32,052          31,439         39,205          62,599        69,054

EXCHANGE RATES
--------------

                     The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar.

                     Set forth below are the average rates of exchange for the Canadian Dollar and the U.S. Dollar for each of the past five (5) fiscal years, and the range of high and low rates for each of the past six (6) calendar months. For purposes of these tables, the rate of exchange means the noon buying rate in New York City for cable transfers in Canadian Dollars as certified for customs purposes by the Federal Reserve Bank of New York. The tables set forth the number of Canadian Dollars required under that formula to buy one U.S. Dollar. The average rate means the average of the exchange rates on the last day of each month during the period.

                   U.S. DOLLAR/CANADIAN DOLLAR EXCHANGE RATES

        YEAR ENDED
        DECEMBER 31                 AVERAGE
        -----------                 -------
           1997                     1.3844
           1998                     1.4831
           1999                     1.4858
           2000                     1.4852
           2001                     1.5484


                     The following table sets forth the high and low exchange rate for the past six months. As of June 14, 2002, the exchange rate was 1.5463.

                   U.S. DOLLAR/CANADIAN DOLLAR EXCHANGE RATES

                   MONTH         HIGH                 LOW
                   -----         ----                 ---
           December 2001        1.6052               1.5584
            January 2002        1.6193               1.5828
           February 2002        1.6121               1.5859
              March 2002        1.6028               1.5741
              April 2002        1.6023               1.5603
                May 2002        1.5722               1.5260

B.         CAPITALIZATION AND INDEBTEDNESS.

           Not applicable.

C.         REASONS FOR THE OFFER AND USE OF PROCEEDS.

           Not applicable.

D.         RISK FACTORS

           SEE THE DISCUSSION REGARDING FORWARD-LOOKING STATEMENTS AT PAGE 3.

           RELIANCE ON ESTIMATES OF PROVEN AND PROBABLE RESERVES

                     There are numerous uncertainties inherent in estimating quantities of proven and probable reserves and in projecting future rates of production, including many factors beyond the control of the Company. The reserve data included in this Annual Report represent only estimates and actual results may vary from such estimates. No assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized. The grade of ore mined may differ from that indicated by drilling results, which variation may have an adverse impact on production results. In addition, the reliability of estimates of future production might also be affected by factors such as weather, strikes and environmental occurrences.

           GENERAL BUSINESS RISKS; CURRENCY HEDGING

                     The Company's operations are subject to numerous contingencies, some of which are beyond management's control. These contingencies include general and regional economic conditions, prices for gold, competition, labor disputes and changes in regulation. Since all of the Company's present operations are located in Canada and 100% of its production was sold in the United States in 2001, the Company is subject to various additional political, economic and other uncertainties. Among other risks, the Company's operations may be subject to the risks of restrictions on transfer of funds; the possibility of export duties, quotas, embargoes and domestic and international customs and tariffs; and changing taxation policies, foreign exchange restrictions, political conditions and governmental regulations. The Company does not anticipate encountering any material difficulties in this regard in the near future.

                     In addition, although the Company conducts its operations in Canada, the Company receives a significant portion of its revenue in U.S. Dollars. As a result, fluctuations in the exchange rates of the Canadian dollar with respect to the U.S. Dollar could have an adverse effect on the Company's financial position, results of operations and cash flows expressed in Canadian Dollars. The Company may from to time engage in hedging programs intended to stabilize the Company's financial results in Canadian Dollars by reducing the Company's exposure to Canadian-U.S. currency fluctuations. In the event the U.S. Dollar appreciates in value against the Canadian Dollar, such hedging techniques would result in decreases from the financial results in U.S. Dollars that would have been obtained in the absence of such hedging.

           VOLATILITY OF GOLD PRICES; COMMODITY PRICE HEDGING

                     The Company's revenue, profitability and future rate of growth are substantially dependent upon prevailing prices for gold. Gold prices can be extremely volatile and in prior years have fluctuated significantly. Prices are also affected by actions of the United States and foreign governments. There can be no assurance that current levels for gold prices can be sustained. These external factors and the volatile nature of gold markets make it difficult to estimate future prices of gold. Any substantial or extended decline in the price of gold would have a material adverse effect on the Company's financial condition and results of operations, including reduced cash flow and borrowing capacity. All of these factors are beyond control of the Company.

                     Furthermore, since Richmont is paid in U.S. dollars for its gold sales, a significant increase in the value of the Canadian dollar relative to the U.S. dollar coupled with stable or declining gold prices could adversely affect Richmont's results with respect to the sale of gold, which has not been hedged.

                     As at December 31, 2001, the Company did not have forward exchange contracts for the year 2002.

                     In order to manage its exposure to price risks in the marketing of its gold, the Company has, and may, in the future, from time to time enter into fixed price delivery contracts, financial swaps and gold futures contracts as hedging devices. To ensure a fixed price for future production, the Company may sell a futures contract and thereafter either (i) make physical delivery of gold to comply with such contract or (ii) buy a matching futures contract to unwind its futures position and sell its production to a customer. Such contracts may expose the Company to the risk of financial loss in certain circumstances, including instances where production is less than expected, the Company's customers fail to purchase or the Company fails to deliver the contracted quantities of gold, or a sudden, unexpected event materially impacts gold prices. Such contracts may also restrict the ability of the Company to benefit from unexpected increases in gold prices.

           EXPLORATION AND DEVELOPMENT RISKS

                     Mining exploration and the development of mineral deposits involve significant financial risks, which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties, which are explored, are ultimately developed into producing mines. The exploration process generally begins with the identification and appraisal of mineral prospects. Substantial expenditures may be required in an attempt to establish ore reserves through drilling and other techniques, to develop metallurgical processes to extract metals from ore and to construct mining processing facilities at the site chosen for mining. No assurance can be given that current exploration programs will result in any commercial mining operation.

           OPERATING HAZARDS; UNINSURED RISKS

                     The nature of the mining business involves certain operating hazards such as unusual or unexpected geological formations, rock bursts, cave-ins, floods and other conditions involved in the drilling and mining of ore, mine collapses, explosions, mechanical failures, fires and inclement weather, any of which could result in damage to or destruction of mines, production facilities, damage to life or property, suspension of operations, environmental damage and possible liability to the Company. The processing of ore may subject the Company to liability under environmental legislation resulting from a failure to maintain dams around tailing disposal areas. The Company may become subject to liability for pollution, cave-ins or other hazards against which it cannot insure or against which it may elect not to insure because of high premium costs or for other reasons. In accordance with customary industry practices, the Company maintains insurance against some, but not all, of such risks and some, but not all, of such losses. The occurrence of such an event not fully covered by insurance could have a material adverse effect on the financial condition and results of operations of the Company.

           COMPETITION

                     The gold mining industry is marked by strong competition from major mining companies and independent operators in acquiring properties and leases for the exploration and production of gold. Competition is particularly intense with respect to the acquisition of desirable undeveloped mineral properties. The Company anticipates encountering such competition in connection with any expansion of its activities. The principal competitive factors in the acquisition of such undeveloped properties include the staff and data necessary to identify, investigate and acquire interests in such properties, close working relationships with governmental authorities and the financial resources necessary to acquire and develop such properties. Many of the Company's competitors have financial resources, staff and facilities substantially greater than those of the Company. In addition, the producing, processing and marketing of gold is affected by a number of factors which are beyond the control of the Company, the effect of which cannot be accurately predicted.

                     The principal raw materials and resources necessary for the exploration and production of gold are interests in prospective properties under which reserves may be discovered, equipment to explore for and produce such reserves and knowledgeable personnel to conduct all phases of operations. The Company must compete for such raw materials and resources with both major mining companies and independent operators. Although the Company believes that its current operating and financial resources are adequate to preclude any significant disruption of its operations in the immediate future, the continued availability of such materials and resources to the Company cannot be assured.

           DEPLETION OF RESERVES

                     The rate of production from mineral properties declines as reserves are depleted. Except to the extent the Company acquires additional properties containing proved reserves, conducts successful exploration and development activities or, through engineering studies, identifies additional zones or reserves, the proven reserves of the Company will decline as they are produced. Future gold production is therefore highly dependent upon the Company's level of success in acquiring or finding additional reserves.

           GOVERNMENT REGULATION

                     The Company's mining operations and exploration activities in the Provinces of Quebec and Newfoundland are subject to various laws and regulations governing the environment, agricultural zoning, prospecting, development, production, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, mine safety and other matters.

                     The Canadian mining industry is subject to federal and provincial environmental protection legislation. This legislation imposes high standards on the mining industry in order to reduce or eliminate the effects of waste generated by extraction and processing operations and subsequently emitted into the air or water. Consequently, drilling, refining, extracting and milling are all subject to the restrictions imposed by this legislation. In addition, the construction and commercial operation of a mine typically entail compliance with applicable environmental legislation and review processes, as well as the obtaining of permits, particularly for the use of the land, permits for the use of water, and similar authorizations from various government bodies.

                     Canadian federal, provincial, and local laws and regulations relating to the exploration for and development, production and marketing of mineral production, as well as environmental and safety matters have generally become more stringent in recent years, often imposing greater liability on a larger number of potentially responsible parties. Because the requirements imposed by such laws and regulations are frequently changed, the Company is unable to predict the ultimate cost of compliance with such requirements. There is no assurance that laws and regulations enacted in the future will not adversely affect the Company's financial condition and results of operations.

                     The Company believes that it is in substantial compliance with all current laws and regulations material to its activities. However, changing government regulations may have an adverse effect on the Company.

ITEM 4.    INFORMATION ON THE COMPANY.

A.         HISTORY AND DEVELOPMENT OF THE COMPANY AND BUSINESS OVERVIEW

                     The Company was incorporated pursuant to Part IA of the Companies Act (Quebec), on February 12, 1981, under the corporate name of Resources Minieres Rouyn Inc. By certificates of amendment dated February 10, 1987 and June 20, 1991, respectively, the Company's articles were amended to change its corporate name. The head office and principal place of business of the Company are located at rented offices of approximately 3,000 square feet at 110 avenue Principale, Rouyn-Noranda, Quebec, J9X 4P2. The Company also utilizes an office of approximately 1,200 sq. ft. in rented premises at 1 Place Ville-Marie, Suite #2130, Montreal, Quebec H3B 2C6. The common shares of Richmont are listed and posted for trading on the Toronto Stock Exchange and the American Stock Exchange, and were listed on the Montreal Stock Exchange until June 11, 1999. The co-transfer agent for the Company in the United States is the Bank of Nova Scotia Trust Company of New York, 1 Liberty Plaza, New York, NY 10006.

                     Richmont is principally engaged in the business of acquisition, exploration, financing, development and operation of mineral properties. Richmont began its exploration activities in northwestern Quebec in the spring of 1984. During the following years, it acquired a portfolio of properties with gold-bearing potential with a view to development and commercial operation.

                     Starting in September 1987, Richmont focused its exploration work on the Francoeur property; in July 1988, commercial production started at the Francoeur Mine from shaft no. 6. After sinking shaft no. 7, commercial production resumed on October 1, 1991 from shaft no. 7. On June 1, 1992, Richmont acquired the remaining interest in the Francoeur and Wasamac properties from Lac Minerals Ltd., for an amount of $3,500,000, increasing its interest in the Francoeur Mine and the Wasamac property to 100%.

                     On August 19, 1993, Richmont acquired from American Barrick Resources Corporation all the issued and outstanding shares of Camflo Mill Inc. ("Camflo"), a corporation incorporated under the Canada Business Corporations Act. Richmont is the sole shareholder of Camflo whose main asset is the Camflo Mill. The purchase of Camflo secured Richmont's own milling requirements, and placed the Company in an ideal situation to acquire other projects and also to offer custom milling facilities to other producers in the area.

                     In its strategy for expansion, Richmont purchased 9,462,000 shares of Louvem Mines Inc. ("Louvem") in 1994 representing 36% of the issued and outstanding common shares. Louvem is a 50% owner of the Beaufor gold property, located 50 kilometers from the Camflo Mill.

                     In 1997, Richmont launched a public share exchange offer for all the issued and outstanding shares of Louvem that Richmont did not already own. At the closing of this offer, on July 11, 1997, Richmont owned 18,147,790 shares of Louvem or 69.3% of the outstanding shares. Since that date, Louvem's results are consolidated with those of Richmont.

                     Following the acquisition of a 60% interest in May 1995 and the remaining 40% in January 1996, Richmont Mines proceeded with the development and the construction of the Nugget Pond Mine in June 1996. The mine is located in the Baie Verte peninsula of Newfoundland and commercial production started on April 1, 1997.

                     On March 30, 2000, Richmont Mines acquired the Hammerdown property, which is located near the Nugget Pond Mine. The Company started, during the same year, bulk sampling and development work for an underground mine on this property.

                     In Newfoundland, over the course of the past year, Richmont Mines invested $3,858,801 to pursue underground development and build surface infrastructures at Hammerdown. Specifically, this work included the driving of an access ramp 1,100 feet long to provide access to four levels of the mine to allow commercial production to commence on July 1, 2001. This enabled the Newfoundland operations to continue following the depletion of reserves at the Nugget Pond Mine, which ceased its activities in July 2001.

                     In Quebec, Richmont acquired the 50% interest not already owned by Louvem in the Beaufor Mine in April 2001 and became the operator. The work required to secure the mine was initiated in July 2001 and commercial production began at the beginning of January 2002, thus replacing the supply of ore lost when the Francoeur Mine ceased its operations in November 2001.

                     The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP); the financial statements conform in all material respects with U.S. GAAP except as disclosed in footnotes to the financial statements.

                     Herein, all references to "$" and "CDN$" refer to Canadian Dollars and all references to "US$" refer to United States Dollars.

                     The information contained in this Form 20-F is current as at December 31, 2001, except where a different date is specified.

                     The following table sets forth the Company's capital expenditures on its properties for the past three fiscal years.


                                                      YEAR ENDED
                                                      DECEMBER 31
                                      ----------------------------------------
                                          2001          2000            1999
                                      ----------------------------------------
Francoeur Mine ....................   $     --       $  826,058     $4,123,161

Nugget Pond Mine ..................       25,781        677,015        943,150

Hammerdown Mine ...................    3,858,801      4,750,948        558,898

Beaufor Mine ......................    3,599,984        733,499        998,836

Camflo Mill after investments .....      105,043        197,414        345,964
                                      ----------     ----------     ----------

                                       7,589,609      7,184,934      6,970,009
                                      ==========     ==========     ==========

B.         DESCRIPTION OF PROPERTY

           1.  BEAUFOR MINE, QUEBEC, CANADA

                     In April 2001, Richmont Mines announced that it was acquiring a 50% interest in the Beaufor Mine. As a result of this $1.8 million acquisition, Richmont Mines is now the operator of the Beaufor Mine, the remaining 50% of which is owned by Louvem Mines Inc., a company in which Richmont Mines has held a 69.3% interest since July, 1997. The Beaufor Mine is located 16 miles northeast of Val-d'Or. See "Item 10. B. "Additional Information- Material Contracts- Beaufor Mine Purchase Agreement."

                     In its new role as operator of the Beaufor Mine, Richmont Mines requested assistance from the provincial government to facilitate the resumption of operations at the mine. As a precautionary measure, the mine had been closed in August 2000 when concerns were raised about the stability of the mine pillars. It was determined that the partners would have to invest $5 million to secure the mine and modernize the Camflo Mill. In July 2001, Richmont Mines reached an agreement with the Quebec Ministry of Natural Resources designed to facilitate the reopening of the mine. The provincial government's contribution, amounting to a maximum of $2.7 million, will be paid out over three years and is based on the total payroll of these operations.

                     The work required to secure the Beaufor Mine was initiated in July 2001. It involves the backfilling of old stopes, the cabling of some pillars and the erection of concrete barricades, primarily to protect the mine from the risks of water infiltration. The work slated for 2002 includes the installation of fences around old stopes and the diversion of a stream that crosses the mine site.

                     Following the completion of the underground work required to secure the mine, and after receiving the approval of the appropriate authorities, Richmont Mines resumed production at the Beaufor Mine in January 2002. The Beaufor Mine includes the Pascalis, Beaufor, Perron and Courvan properties.

           RESERVES

                     At the end of 2001, proven and probable reserves were 1,103,000 tons grading 0.21 ounces of gold per ton, representing 237,000 ounces of gold.

                     2. CAMFLO MILL, QUEBEC, CANADA

                     The Camflo Mill is located on property having a surface area of 319.1 hectares in Malartic and Fourniere townships 20 kilometers west of the city of Val d'Or. The mill has a nominal capacity to 1,250 tons a day.

                     In 2001, Camflo treated a total of 169,235 tons of ore, of which 153,562 tons came from the Francoeur Mine.

                     With the resumption of operations at the Beaufor Mine in January, the Camflo Mill is expected to process approximately 270,000 tons of ore in 2002. In addition to the work related to the resumption of operations at the Beaufor Mine, a total of $800,000 was invested to modernize the Camflo Mill.

The work completed in 2001 involved repairs to the roof and walls of the main building, the reinforcement of the concrete base for production equipment and repairs to steel structures. In 2002, the Company expects to install a dust-recovery system in the crushing room, along with a dust collector in the refinery. These measures are expected to improve air qualify in the work place and recover additional gold particles. Other sections of the mill will also be renovated.

                     3. FRANCOEUR MINE, QUEBEC, CANADA

                     The Francoeur Mine is part of the Francoeur property, which is held under three mining leases, three mining concessions and six mining claims, for a total area of 364 hectares. The property is located in Beauchastel Township, approximately 25 kilometers southwest of Rouyn-Noranda, Quebec, Canada.

                     The facilities at the Francoeur Mine include the surface structures required to service the no. 7 and the no. 6 shafts (including two headframes, hoists and compressor houses), ore bins, service buildings such as offices, drys, garages and a settling basin for the gathering of waste water from the mine.

           RESERVES

                     The geological reserves of the Francoeur Mine were contained in six mineralized zones. With the course of time, the distribution changed, the original poles found in the North and South Zones slowly moved into the West and East Zones. Those reopened inside the supporting structure of mineralization respectively named North Shear (North and West Zones) and South Shear (South and East Zones). A separate zone of mineralization, known as the Zone 20, is more or less connected to the South Zone, and is compiled with that zone in the mine reserves.

                     The year 2001 marked the end of production at the Francoeur Mine due to the depletion of its reserves.


                   FRANCOEUR MINE PROVEN AND PROBABLE RESERVES

=============== ========== ====================================================
                                             PROVEN (1) AND PROBABLE (2)
--------------- ---------- ---------------- --------------------- -------------
                                                     GRADE
                                 TONS               OZ/AU/T             OUNCES
-------------------------- ---------------- --------------------- -------------
Diluted Reserves

                   1997        1,004,000              0.19              190,000

                   1998         868,000               0.19              161,000

                   1999         439,000               0.22              98,000

                   2000         143,000               0.22              31,000

                   2001            0                  N/A                  0
=============== ========== ================ ===================== =============

(1) Reserves contained in development stopes or within 50 feet of mineralized and sampled mine development, as well as those volumes drilled by short underground diamond drill holes from mine development, spaced at a 50 foot interval in between two mining levels.
(2) Reserves drilled by short underground diamond drill holes or surface diamond drill holes, but further than 50 feet away from sampled mine development. With the indicated continuity of the zones, the probable reserves have a high degree of probability.


                     The reserve calculations were made according to the Polygon method; a cut-off grade of 0.10 ounces of gold per short ton was applied and all assay results over one ounce were cut to one ounce. A minimum true thickness of
5.5 feet was applied and narrower intersections were diluted to 5.5 feet.

           MINING OPERATIONS

                     Production at the Francoeur Mine was carried out from two shafts: Shaft no. 6 and Shaft no. 7. The two shafts were linked through levels 11 and 12, 1,450 feet below the surface.

           SHAFT NO. 6

                     During 2001, the production of 153,562 tons of ore came from Zone 7 in Shaft No. 6.

                     This zone dips steeply and was mined mainly using the long-hole method from Levels 4, 6 and 7. In 2001, exploration work did not lead to the discovery of any new significant ore zone, and Richmont Mines closed the Francoeur Mine because the reserves were depleted.

                     All the ore extracted from the Francoeur Mine since July 1993 has been processed at the Camflo Mill. In 2001, the mill processed 153,562 tons of ore from the Francoeur Mine. Gold recovery was 95.8% in 2001.




                                 FRANCOEUR MINE
                               PRODUCTION SUMMARY

                                                             YEAR ENDED
                                                             DECEMBER 31
                                                  -----------------------------
                                                         2001             2000
                                                  -----------------------------

Tons processed...................................      153,562         130,408
Average grade of processed ore (oz Au/t).........         0.21            0.19
Rate of recovery (%).............................         95.8            96.1
Gold production (oz).............................       30,586          24,200
Average cost ($CDN/oz)
           Cash Cost(1)..........................         $286            $353
           Depreciation and depletion............           14              16
                                                       -------         -------
           Total.................................         $300            $369
Average price obtained ($CDN/oz).................         $420            $433
                                                       =======         =======
----------
(1) The operating costs include transport, milling and administration costs but exclude underground development costs of the Francoeur Mine which are capitalized and depreciated.

           LABOR

                     The labor force at the Francoeur mine totaled an average of 45 employees for 2001. In March, 1999, the collective bargaining unit with unionized employees was renewed for a four-year period ending December 31, 2002.

           OTHER PROPERTIES LOCATED NEAR THE FRANCOEUR MINE

GENERAL
-------

                     Richmont owns or holds interests in four other mining properties at various stages of exploration, which are located in Dasserat and Beauchastel townships between the town of Rouyn-Noranda and the Quebec-Ontario border.

                     The following table provides information on these exploration properties as at December 31, 2001.


           PROPERTY         NUMBER OF CLAIMS(1)         OWNERSHIP INTEREST(2)
           -------------------------------------------------------------------

           Norex                    36                          100%

           Wasamac        3 mining concessions(3)               100%

           Lac Fortune      1 special permit(4)                 100%

           Arncoeur                 14                         75%(5)

-------------
(1)     A mining claim generally covers an area of 40 hectares.
(2) The Company would also be subject to pay royalties if some of its properties are advanced into commercial production.
(3) The three mining concessions of the Wasamac property cover an aggregate area of 758 hectares.
(4) The special permit of the Lac Fortune property covers an area of 158 hectares.
(5) The Company has the option to acquire the 25% residual interest of this 443 hectare property.

NOREX PROPERTY

                     Richmont Mines acquired the Norex property, adjacent to the Francoeur Mine, in February 2002. The Company is currently preparing an exploration program designed to evaluate the potential extension at depth of Francoeur's main zone below 2,700 feet. To access a drilling area, approximately 1,000 feet of drifting is required. The Company has applied for financial assistance from the Quebec Ministry of Natural Resources to secure an exploration grant.

WASAMAC PROPERTY, LAC FORTUNE PROPERTY AND ARNCOEUR PROPERTY
------------------------------------------------------------

                     There was no exploration on these properties during 2001.

                     4. HAMMERDOWN MINE, BAIE VERTE, NEWFOUNDLAND, CANADA

                     The Hammerdown Mine is located near King's Point in northeast Newfoundland and includes claims block 3498 and mining lease 153, covering an area of 95 hectares.

           ACQUISITION OF THE HAMMERDOWN PROPERTY

                     Richmont Mines purchased the Hammerdown property in Newfoundland in March 2000 for $6 million, $5.4 million of which was paid in cash. The remaining $600,000 will be paid out at $10 for every ounce of gold produced between the 70,000th and 130,000th ounce of gold. Once the deposit has produced 200,000 ounces of gold, a royalty of $20 per ounce will be payable to the previous owner, if the price of gold exceeds US$290 per ounce. (See "Item 10 B. "Additional Information-Material Contracts.") The Company does not have to build a mill, since the ore from the Hammerdown Mine will be trucked 88 miles to the Nugget Pond Mill. Two other factors help make this an extremely cost-effective project: the known reserves are at a relatively shallow depth and the ore grade of 0.51 ounces of gold per ton is much higher than the industry average.

           BULK SAMPLING

                     In December 2000, Richmont Mines announced the bulk-sampling results for its Hammerdown project. The ore was mined from surface between July and September of 2000, and then processed at the Nugget Pond Mill between October 1 and November 18, 2000. A total of 19,300 tons of ore at an average grade of 0.46 ounces of gold per ton were processed. Gold recovery at the mill was 97.5%, resulting in the production of 8,700 ounces of gold. The total cost of the bulk-sampling program was $3.1 million, while revenues from gold sales, which amounted to $3.6 million, were applied against the fixed assets.

           DEVELOPMENT

                     The results obtained during this first stage of development were very encouraging, and Richmont Mines has initiated work on the construction of an underground mine. Over the course of 2001, Richmont Mines invested $3,858,801 to pursue underground development and build surface infrastructures. Specifically, this work included the driving of an access ramp 1,100 feet long to provide access to four levels of the mine, the development of ventilation raises, and the construction of a garage, a warehouse, a service area for employees and a technical services office.

                     Following the completion of this development work, the Hammerdown Mine started up in July 2001. During the remainder of the year, the mine produced 58,765 tons of ore grading 0.60 ounces of gold with 97.8% recovery, for a total of 34,210 ounces at a cash cost of US$115 per ounce.

                     The work slated for 2002, which is expected to cost approximately $1.5 million, involves the extension of the access ramp and ventilation raise to the sixth level as well as the purchase of some mining equipment. In an effort to ensure that reserves can be renewed, a $500,000 exploration program is scheduled to be carried out in 2002.

           GEOLOGY

                     The Hammerdown gold deposit is located in the Appalachian Orogenic Belt of northeastern Newfoundland. The rocks of the area are part of the Cambrian and Ordovician Dunnage Zone, one of four tectono-stratigraphic sub-divisions of the Appalachian Be1t in Newfoundland.

                     The mineralized veins range in size from l0 to 50 meters in length and from 10 centimeters to 2.5 meters wide and descend to a depth of at least 200 meters. However, local late faulting and shearing tend to pinch and offset the gold bearing structures on a meter scale. The veins occur as an array of sub-parallel, sub-vertical structures striking east-west. The major east-northeast trending Captain Nemo Fault lies south of the deposit and truncates the veins at depth. The northeast trending Rumbullion Fault terminates the easterly extent of the Main Hammerdown Zones. A 100-meter dextral displacement has been determined for the Rumbullion Fault. The Rumbullion Zone strikes east of the Rumbullion Fault and may be the displaced easterly extension of the main Hammerdown Deposit. The veins are intimately related to the intrusive felsic dykes and normally occur in close proximity to the contacts. However, the actual placement of the veins is defined by centimeter- to meter-wide ductile shear zones. The development of the host shear structures is a result of competency change between the felsic dykes and the less competent foliated mafic volcanics. The stress needed to form the shear structures was induced by an F2 folding event.

                     Gold occurs mainly in sulphide-rich, laminated fault-fill quartz veins. Visible gold is rare, but in thin section is observed as inclusions and fracture fillings in pyrite. The veins are dominantly composed of white to grey quartz, minor carbonate, disseminations and clots of chlorite, sericite and traces of fluorite. Sulphide contents in the veins range from trace to 75%. The sulphides are represented predominantly by pyrite with lesser amounts of sphalerite, galena and chalcopyrite. The sulphides occur as discrete bands parallel to vein contacts and as aggregates or disseminations. Isotopic studies indicate vein formational temperatures consistent with mesothermal-style gold mineralization. Hydrothermal alteration associated with the veins is minimal but defined by thin bands of sericite and chlorite along contacts.

                     To date, stope mining of the deposit has determined high-grade gold quartz/pyrite veins consistent with interpretation from surface drilling. Veins have the continuity expected, but local faulting and shearing appears to be more intense than expected. However, these complex structures are local with vein displacement from 1 to 2 meters, which does not seriously affect stope development.

           RESERVES

                     Hammerdown Mine


=============== ================= ==================================================================================
                                                               PROVEN AND PROBABLE RESERVES
--------------------------------- --------------------------- ------------------------------------------------------
        Diluted Reserves                                                GRADE
                                            TONS                       OZ/AU/T                       OUNCES
                  2000                     443,000                      0.47                        210,000
                  2001                     370,000                      0.51                        190,000
================================= =========================== =============================== ======================




                       HAMMERDOWN MINE PRODUCTION SUMMARY
                   Commercial production started July 1, 2001

                                                               Year ended
                                                           December 31, 2001
                                                          ------------------
     Tons processed....................................          58,765
     Average grade of processed ore (oz/Au/t)..........            0.60
     Rate of recovery (%)..............................            97.8
     Gold Production (oz)..............................          34,210
     Average cost ($CDN/oz)
           Cash Cost...................................            179
           Depletion and Depreciation..................             78
                                                          ------------------
                                                          ------------------
           Total.......................................            257
     Average price obtained ($CDN/oz)                              420
                                                          ==================


                     5. NUGGET POND MINE, BAIE VERTE, NEWFOUNDLAND, CANADA

                     The Nugget Pond gold mine is located on the Baie Verte Peninsula of Newfoundland. The property consists of 123 contiguous claims and covers 1,970 hectares. In 1995 a program of development, definition drilling, test mining, flow sheet and mill design, environmental programs and a positive feasibility study were carried out.

                     Richmont formally approved construction of the mine and the mill in June 1996. Work to bring the Nugget Pond project closer to production continued throughout 1996. The Environmental Certificate of Approval to operate the mine and mill was approved by the Newfoundland government in August 1996.

                     By the end of 1996 almost all the surface facilities and infrastructure were completed. This included a three-mile hydroelectric line, the completion of an upgraded access road to the site, the erection of a large shop/mine-dry building, three warehouse buildings, an office, and an environmental and assay laboratory and a mill processing facility.

                     The Nugget Pond property is readily accessible by means of a three-mile road linking the site to Highway 416, near the town of Snook's Arm. The deposit lies in a sedimentary rock sequence known as the Nugget Pond Horizon. The three distinct ore zones comprising this deposit are accessed by a ramp extending to a vertical depth of 600 feet. The Nugget Pond Mine uses the mechanized cut-and-fill mining method. The ore is removed immediately after blasting and the openings created by mining are backfilled.

                     In 2001, 40,642 tons of ore at a grade of 0.21 ounces of gold per ton were mined for a production of 8,500 ounces of gold at a cash cost of CDN$ 420. Gold recovery at the mill was 97.9%. At the end of 2001, 26 employees worked at the Nugget Pond Mill.

           RESERVES

                     The Nugget Pond Mine began commercial production on April 1, 1997 and at December 31, 2001 the reserves at the Nugget Pond Mine were depleted.


                  NUGGET POND MINE PROVEN AND PROBABLE RESERVES

=============== =========== ============= ========================= ============

                                             PROVEN AND PROBABLE
--------------- ----------- ------------- ------------------------- ------------
                                                      GRADE
                                TONS                 OZ/AU/T           OUNCES
--------------------------- ------------- ------------------------- ------------
Diluted Reserves

                   1997        430,000                 0.35            150,000

                   1998        351,000                 0.34            120,000

                   1999        275,000                 0.32             88,000

                   2000        116,000                 0.25            29,000
                                                       N/A
                   2001           0                                       0
=============== =========== ============= ========================= ============



           PROCESSING PLANT AND ENVIRONMENTAL SAFEGUARDS

                     Ore is processed at an on-site facility which includes crushing, grinding, leaching, precious metal recovery using carbon-in-pulp technology, and cyanide detoxification using the INCO process. Environmental planning, testing and analysis were completed and the project has been released from further requirements under the Newfoundland Environmental Assessment Act, entitling the commencement of development.

                     The mine surface structures and mill site are confined to an area of 1,000 feet by 650 feet. A water-monitoring program has been in place since the beginning of Richmont's work. Tailings disposal and wastewater control are the key environmental issues for the operational stage of the project. All waste rock was used underground as backfill. Approximately 500,000 tons of tailings solids were produced during the life of the Nugget Pond mine. Cyanide will be destroyed before the discharge is released to a natural body of water; the tailings will remain submerged, eliminating the possibility of any run-off.

                     During the first three years of operations, the mine water discharges to the environment have been in total compliance with the discharger criteria established in the Environment Permit. The Company received a Provincial environment award in 1998 from the Newfoundland and Labrador Government.

                                NUGGET POND MINE
                               PRODUCTION SUMMARY

                                                               YEAR ENDED
                                                               DECEMBER 31
                                                         --------------------
                                                           2001          2000
                                                         --------------------
Tons processed....................................       40,642       119,000

Average grade of processed ore (oz Au/t)..........         0.21          0.32

Rate of recovery (%)..............................         97.9          98.4

Gold production (oz)..............................        8,500        38,000

Average cost ($CDN/oz)
           Cash Cost..............................         $420          $211
           Depreciation and depletion.............          139           101
                                                         ------        ------
           Total..................................         $559          $312

Average price obtained ($CDN/oz)..................         $420          $433
                                                         ====================

                     6. ENVIRONMENTAL REGULATION

                     The principal operations of Richmont are the production of gold from mining development, extraction and processing of minerals and mining exploration to maintain and increase its ore reserves. These operations are subject to various levels of control and of strict government regulations, such as laws and regulations in respect of activities related to natural resources and protection of the environment. The current legislation is a matter of public knowledge, and Richmont cannot foresee any further legislation and amendments that may have a bearing on its operations.

                     Legislation in matters of environmental protection, to which the Canadian mining industry is subject, imposes, in particular, high standards for the reduction or elimination of the emission, deposit, issuance or release into the environment of contaminants caused by the extraction or processing. In addition, certificates of authorization must be obtained in advance for the construction and commercial operation of a mine, plant, concentrator or refinery, since such type of operations that are specific to the mining industry may result in the emission, deposit, issuance or release of contaminants into the environment or may change the quality of the environment.

           QUEBEC

                     Provincial legislation in mining matters contemplates the acquisition and ownership of mining titles, safety standards, royalties and mining taxes. The Mining Act (Quebec) ensures the rehabilitation and restoration of lands affected by mining activities. Thus, a person who carries out certain mining work, who operates a mill in respect of certain mineral substances or who carries out certain mining operations in respect of tailings must obtain the approval of the Department of Energy and Resources (Quebec) (the "DER") for any plan for the rehabilitation and restoration of land affected by its operations; such person must comply with the plan and provide a financial guarantee to that effect. When a person commences mining operations, it must submit its rehabilitation and restoration plan within one year following the beginning of its activities. The DER may require or impose additional conditions or obligations before giving its approval to the rehabilitation and restoration plan. Such plan, once approved, must be resubmitted every five years for approval by the DER. The DER may review the financial guarantee at any time if it is of the opinion that the guarantee is insufficient and may require additional guarantees. Such amendments also provide that the Minister may enjoin a person who has already ceased its mining operations on a particular site to perform the rehabilitation and restoration work required by the presence of -tailings. If the person does not comply with any of the aforementioned amendments and regulations, the DER may have the rehabilitation and restoration work executed by a third party at the cost of such person. Richmont does not foresee any difficulty in meeting the requirements under the Mining Act.

                     Richmont holds certificates of authorization issued by the Department of the Environment (Quebec) with respect to its mining operations at the Francoeur Mine, the Beaufor Mine and its subsidiary, Camflo Mill Inc. The Company also benefits from acquired rights with respect to the construction of its mill prior to the coming into force of the Environment Quality Act (Quebec).

           NEWFOUNDLAND

                     Since the very start of the Nugget Pond project, Richmont has always been concerned for the environment, with the aim of respecting all government regulations.

                     Tailings disposal and waste water control are the key environmental issues for the Nugget Pond and Hammerdown projects. All waste rock is recycled underground as backfill. The approximately 500,000 tons of tailings solids that will be produced during the active life of the Nugget Pond Mine will be subjected to the INCO S02-air destruction process for cyanide destruction prior to being released to the tailings pond. Since these submerged tailings occupy only 10% of the pond volume, plenty of space remains for the Hammerdown tailings.

                     The intention of the environmental program is to return the site and the watershed to its pre-development state. Reclamation activities should restore the site's natural capabilities.

                     Failure to comply with the legislation mentioned above may result in the issuance of an order for the interruption or decrease of operations or even the installation of additional equipment. Richmont may be required to indemnify those who suffer loss or damages due to its mining operations and may be subject to a penalty if it is convicted under the provisions of this legislation.

                     For the five years of mill operations, the division has maintained 100% compliance with environmental discharge criteria. Richmont Mines respects its environment, and its objective is to ultimately return the site and watershed to their natural predevelopment state. In recognition of its efforts, Richmont Mines received one prize awarded annually by the PDAC (Prospectors & Developers Association of Canada) for outstanding performance in protecting the environment for the year 2000.

                     7. FOREIGN SALES/ASSETS

                     At December 31, 2001, all assets of the Company were located in Canada.

                     All gold production during 2001 was generated in Canada, although final sales of gold made to purchasers resident in the United States represented 100% of the Company's total gold revenues in 2001, 2000 and 1999, respectively.

                     At December 31, 2001, the Company had no foreign currency forward contacts outstanding. See "ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK -- FOREIGN CURRENCY RISK DISCLOSURE" below.

                     8. LABOR

                     As of December 31, 2001, the Company had a total of 183 employees.

                     In March, 1999, the Company renewed its collective bargaining agreement with unionized employees of the Francoeur Mine for a four-year period ending December 31, 2002.

                     There have been no work stoppages during the course of the Company's collective bargaining agreement, and at June 14, 2002 there were no outstanding grievances. The Company believes that it has satisfactory relations with its employees.

                     9. GOLD MARKETING AND SALES

                     The profitability of gold mining is directly related to the market price of gold as compared to the cost of production. Gold prices fluctuate widely and are affected by numerous factors, including expectations with respect to the rate of inflation, exchange rates (specifically the U.S. dollar relative to other currencies), interest rates, global and regional political and economic crises, governmental policies with respect to gold holdings by a nation's central bank and various other factors. The demand for and supply of gold usually affect gold prices but not necessarily in the same manner as supply and demand affect the prices of other commodities. The supply of gold includes a combination of new mine production, existing stock and bullion and fabricated gold held by governments, public and private financial institutions, industrial organizations and private individuals. As the amounts produced in any single year account for a small portion of the total available supply of gold, normal variations in current production do not have a significant impact on the supply of gold or on its price.

                     The following table sets out the annual average gold price (London PM fix) in U.S. dollars over the past five years: (US$)

       1997.......................................................331
       1998.......................................................294
       1999.......................................................279
       2000.......................................................280
       2001.......................................................271
       2002 January to May........................................298

                     Gold can be readily sold on numerous markets throughout the world and it is not difficult to ascertain its market price at any particular time. Richmont is not dependent upon the sale of its gold to any one customer because of the large number of available gold purchasers.

                     Dore bars are carried between the mill and the refinery by commercial armored truck. These bars are refined at a commercial refinery under a service contract at competitive rates. Refined metal was sold under forward sales contracts or on the spot market to commercial bullion dealers.

                                                                GOLD SALES
                                                               ------------
                                                                  Fiscal
                                                                   2001
                                                               ------------
Ounces sold spot......................................             34,153

Ounces hedged.........................................             47,000
                                                               ------------
Total Sales (ounces)..................................             81,153

Average price obtained (per ounce)....................             US$271

Average gold price (per ounce)........................             US$271

Premium per ounce from hedging........................                  0

                     As at December 31, 2001, the Company did not have forward sales contracts for ounces of gold for 2002. On December 31, 2000, the Company had 9,000 ounces of gold hedged at an average price of $273 per ounce, which represents about 12% of the anticipated 2001 production. These were short-term contracts and the last contract expired on March 31, 2001. "ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK -- COMMODITY PRICE RISK DISCLOSURE" below.

ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS.

                     SEE THE DISCUSSION REGARDING FORWARD-LOOKING STATEMENTS AT PAGE 3.

                     This discussion and analysis of the operating results and the financial position of the Company for the three years ended December 31, 2001, 2000 and 1999 should be read in conjunction with the Financial Statements and the related Notes thereto. As set forth in Section A. 2. below, the Company's financial results for the fiscal years ended December 31, 2000 and 1999 have been restated and the information set forth below for such periods reflects the results of such restatement.

A.         OPERATING RESULTS

                     1. GENERAL

                     In 2001, the price of gold ranged from US$256 to US$293 per ounce. The average price, which has been relatively weak since 1997, was US$271 in 2001, somewhat lower than the average price of US$280 in 2000. In 2002, the gold market has gotten off to a promising start, with gold trading above US$300 in February for the first time in two years.

                     The year 2001 saw the Company faced with a series of challenges, but Richmont Mines prevailed, and recorded a number of successes. These included the acquisition in April of a 50% interest in the Beaufor Mine, making Richmont Mines the mine operator. The Company subsequently signed an agreement with the Quebec Ministry of Natural Resources designed to facilitate the resumption of operations at the mine, which had been closed since August 2000. A grant amounting to a maximum of $2.7 million was awarded, to be paid out over three years. Production resumed at the Beaufor Mine in January 2002, providing a source of ore for the Camflo Mill. The mill formerly processed ore from the Francoeur Mine, which closed in November following the depletion of its reserves. During its last year of operation, the Francoeur Mine produced 30,586 ounces of gold compared with 24,199 ounces the previous year.

                     In Newfoundland, the Hammerdown Mine, acquired in March 2000, commenced operations in July 2001 and produced 34,210 ounces of gold during the remaining six months of the year. The excellent grades kept production costs at the very low level of US$115. The Nugget Pond Mine ceased operations in July as a result of the depletion of its reserves. This mine produced 8,548 ounces of gold in 2001 compared with 37,950 ounces in 2000. During its lifespan, the Nugget Pond Mine yielded 168,748 ounces of gold, compared with the initial estimate of 160,000 ounces.

                     Gold production for the year was 73,344 ounces of gold compared with 79,268 ounces in 2000. Richmont Mines' financial results for 2001 showed improvement over the previous year. Net earnings were $518,090, compared with the loss of $3,390,926 recorded in 2000. Cash flow from operations also increased, climbing from $10,971,758 in 2000 to $11,950,388 in 2001.
Furthermore, cash and cash equivalents rose by $4,354,189 during the year, reaching $15,605,777 at December 31, 2001.

                     The Company has no long-term debt and, at December 31, 2001, had $14.4 million in working capital and $5 million in an unused line of credit.

2.         NEW ACCOUNTING STANDARDS

                     During the year 2001, the Company adopted a new accounting policy related to revenue recognition in order to harmonize its policy with the North American precious metals industry. Prior to this change, precious metals revenue was recorded when gold bullion was produced. Revenue is now recognized when rights and obligations related to ownership pass to the purchaser. Accordingly, the financial statements for the years ended December 31, 2000 and 1999, were restated following this change in accounting policy. Therefore, the balance of retained earnings as at December 31, 1998, has been decreased by $363,138 and the net loss for the years ended December 31, 2000 and 1999, has been increased (decreased) by $73,468 and ($12,051) respectively.

3.         RESULTS OF OPERATIONS

           YEAR ENDED DECEMBER 31, 2001 COMPARED TO YEAR ENDED DECEMBER 31, 2000

                     REVENUES. In 2001, Richmont Mines' precious metals revenues were $34.1 million compared with $33.5 million in 2000. Total revenues were $35.3 million versus $35.5 million in 2000, mainly due to a decrease in custom milling revenues.

                     EXPENSES. Operating costs, ore transportation and royalties totalled $21 million in 2001 versus $23.6 million in 2000. Operating costs per ounce in 2001 decreased over the previous year, falling to US$163 per ounce of gold from US$191 in 2000. Administration expenses were higher in 2001, increasing to $1.7 million from $1.2 million the previous year. The development of the Hammerdown Mine in 2000 resulted in a portion of the administration expenses being capitalized.

                     Depletion declined from US$42 per ounce in 2000 to US$37 in 2001. Depreciation and depletion totalled $4.9 million in 2001 compared with $5.7 million in 2000.

                     During the second quarter, a write-down of $4.2 million was recorded for mining assets at the Nugget Pond Mine. In 2000, the mining assets of Louvem Mines Inc. and Camflo Mill were written down by $6 million.

                     Given the recovery of $1,1 million in taxes as a result of this write-down of $4.2 million in mining assets, tax expenses in 2001 declined to $0.3 million from $1.4 million in 2000.

                     Richmont Mines is subject to various federal and provincial regulations and laws designed to protect the environment. To allow the Company to meet its environmental obligations, a $1,050,000 provision for site-restoration costs - $800,000 for the Newfoundland division and $250,000 for the Beaufor Mine - was recorded during fiscal 2001. The previous year, a provision of $750,000 was recognized for the restoration of the Beaufor Mine.

                     NET EARNINGS. The Company's net earnings for 2001 were $0.5 million, or $0.03 per share compared with the loss of $3.4 million, or $0.22 per share, recorded for the previous fiscal year. Before the provision for site-restoration costs and the write-down of mining assets, net earnings for the year were $4.6 million, or $0.31 per share.

                     US GAAP RECONCILIATION. Please refer to note 12 to the audited consolidated financial statements included herein.

           YEAR ENDED DECEMBER 31, 2000 COMPARED TO YEAR ENDED DECEMBER 31, 1999

                     REVENUES. In 2000, Richmont Mines total revenues were $35.8 million, up slightly from 1999, when revenues were $34.8 million. Despite a decrease in gold sales, from 82,700 ounces in 1999 to 77,500 ounces in 2000, precious metals revenues increased by 5%, climbing from $32 million in 1999 to $33.5 million in 2000. These results reflect an increase in the average selling price of gold in 2000.

                     The Nugget Pond Mine produced 38,000 ounces of gold in 2000 compared with 43,500 ounces the previous year. Production at the Francoeur Mine totaled 24,200 ounces of gold in 2000 compared with 18,100 ounces in 1999. From its 50% interest in the Beaufor Mine, Louvem Mines Inc. added 17,100 ounces of gold to the Company's production, less than the 22,400 ounces it contributed in 1999.

                     EXPENSES. Operating costs, transportation, refining and royalties stood at $26.6 million versus $25.24 million the previous year. Operating costs per ounce remained essentially the same in 2000 and in 1999 at a price of US$191 per ounce. As a result of streamlining, administration expenses dropped slightly to $1.20 million in 2000 from $1.39 million in 1999.

                     The extension of mining operations in Newfoundland and the write-down of assets at the Francoeur Mine in 1999 led to a significant decrease in the depletion calculation, which fell to $63 per ounce in 2000 from $95 in 1999. Depreciation and depletion totaled $5.7 million in 2000 compared with $8.3 million in 1999.

                     Despite the recovery of $0.7 million in future taxes associated with the write-down of $6.0 million in mining assets, a total of $1.5 million in mining and income taxes was charged for the year compared with a tax recovery of $5.2 million in 1999.

                     In 2000, the portion of the loss attributable to the minority shareholders of Louvem Mines Inc. reduced Richmont Mines' loss by $0.7 million versus $8,845 in 1999.

                     NET LOSS. Before the write-down of assets and the provision for restoration costs, net earnings for the year were $2.7 million, or $0.17 per share, versus a net loss of $0.4 million, or $0.02 per share, in 1999. Considering these elements, the net loss was $3.3 million, or $0.22 per share, compared with a loss of $8.2 million, or $0.53 per share, in 1999.

                     HEDGING. To reduce the risks associated with fluctuations in the price of gold and exchange rates, Richmont Mines uses from time to time put and call options on gold, as well as forward sales contract on gold and U.S. dollars. All such policies are approved in advance by the Company's Board of Directors. As a result of the hedging program in 2000, a profit of US$ 12 per ounce of gold was realized relative to the market price of US$280 per ounce. In 1999, these hedging contracts resulted in an opportunity cost of US$ 18 per ounce. Since the Company considered the market price of gold to be unattractive, it decided not to use forward sales contracts for most of its 2001 production. Its gold hedging position represents about 12% of 2001 production, namely 9,000 ounces of gold at an average price of US$273 per ounce. See "ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK -- COMMODITY PRICE RISK DISCLOSURE" below.

                     These were short-term contracts, and the last one expired at the end of the first quarter of 2001. At December 31, 2000, the fair market value of these financial instruments was estimated to be $27,077 compared with $55,400 in 1999. At the end of 2000, Richmont Mines had also hedged the U.S. exchange rate for a total of US$3,000,000 at a weighted average rate of 1.5238 compared with US$15,000,000 at a weighted average rate of $1.4890 at December 31, 1999. The fair market value of these currency contracts was $77,043 at December 31, 2000, compared with $749,866 in 1999. Financial derivatives are used only in accordance with the Company's hedging policy and not for speculative purposes. See "ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK -- FOREIGN CURRENCY RISK DISCLOSURE" below.

Hedging position at the end of 2000

     GOLD

             YEAR        TYPE OF CONTRACT        OUNCES        AVERAGE PRICE
             ----        ----------------        ------        -------------

             2001             Forward             9,000           US$273

     U. S. DOLLAR

             YEAR        TYPE OF CONTRACT        AMOUNT        EXCHANGE RATE
             ----        ----------------        ------        -------------

             2001             Forward          $3,000,000         1.5238




                     US GAAP RECONCILIATION. Please refer to note 12 to the audited consolidated financial statements included herein.

B.         LIQUIDITY AND CAPITAL RESOURCES

           YEAR ENDED DECEMBER 31, 2001 COMPARED TO YEAR ENDED DECEMBER 31, 2000

                     OPERATIONS. Cash flow from operations increased by 9%, climbing to $11,950,388, or $0.79 per share, from $10,971,758 or $0.72 per share, in 2000. This increase reflects lower operating costs.

                     INVESTMENTS. Investments in mining activities totalled $7,589,609 compared with $7,184,934 in 2000. Most of this amount was used to acquire a 50% interest in the Beaufor Mine and to secure the mine prior to the commencement of production at a cost of $3,599,984, and to develop the Hammerdown Mine, for which $3,858,801 was allocated. The remainder was invested for the modernization of the Camflo Mill. In 2000, the core investment was $4,750,948 to acquire and develop the Hammerdown Mine.

                     FINANCING. As of December 31, 2001, the Company had a line of credit of $2,000,000 and a credit facility of $5,000,000, secured by all the assets, renewable on an annual basis, bearing interest at prime rate for the line of credit and prime plus 0.75% for the credit facility.

           YEAR ENDED DECEMBER 31, 2000 COMPARED TO YEAR ENDED DECEMBER 31, 1999

                     OPERATIONS. Cash flow from operations increased by 56% in 2000, climbing to $10,971,758, or $0.72 per share, from $7,041,132 or $0.45 per share, in 1999. This increase is primarily attributable to an upturn in the average selling price of gold, which reached US$ 292 in 2000 compared with US$ 261 in 1999.

                     INVESTMENTS. The funds invested in mining activities totaled $7,184,934 in 2000, up from 1999 when the total of such investments was $6,970,009. Most of this amount, a total of $4,750,948, was used to purchase and develop the Hammerdown property. The balance was invested in the development of Zone 7 at the Francoeur Mine at the beginning of the year and in the development of new reserves at the Company's other active mines.


                     FINANCING. As of December 31, 2000, the Company had a line of credit of $2,000,000 and a credit facility of $5,000,000, secured by all the assets, renewable on an annual basis, bearing interest at prime rate for the line of credit and prime plus 0.75% for the credit facility.

                     The share buyback plan currently in effect allowed Richmont Mines to redeem up to 5%, or 750,000 shares, of its outstanding shares. In 2000, the Company redeemed 350,211 shares on the market at an average price of $1.87 per share for a total of $656,048. In 1999, this plan resulted in the redemption of 149,200 shares at an average price of $2.85 per share for a total of $425,397. The Company intends to continue this strategy because it considers this an appropriate use of its funds, given its financial position, the market price of its shares and its future plans.

                     As a result of the above, a total of $656,048 was applied to financing activities in 2000, compared with $412,897 in 1999.

                     At December 31, 2000, working capital stood at $13.8 million, compared to $12.5 million a year earlier.

                     Cash and cash equivalents increased by $3,130,776 in 2000 compared with a decrease of $341,774 in 1999. At the end of fiscal 2000, they stood at $11,251,588 versus $8,120,812 at December 31, 1999.

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

                  A. DIRECTORS AND SENIOR MANAGEMENT AND BOARD PRACTICES

                     The table below lists, as of December 31, 2001, the names of all the directors of the Company. The directors generally serve in their respective capacities from their election on the day of the Annual General Meeting of the Company, last held on May 15, 2002, and will serve until the next Annual General Meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles and By-Laws of the Company. Vacancies on the Board of Directors are filled by the remaining directors and the persons filling those vacancies hold office until the next Annual General Meeting at which time they may be re-elected or replaced.



                                  DIRECTORS (1)
-----------------------------------------------------------------------------

NAME                                                    ELECTED OR APPOINTED
-----------------------------------------------------------------------------

Denis Arcand (3)                                              September 1995
Jean Depatie (2)                                                    May 1994
Rejean Houle (2) (3)                                            January 1989
Gilles Loiselle, PC (3)                                            July 1996
Jean-Guy Rivard (3)                                            February 1981
Henri Lanctot (4)                                                   May 1997
-----------------------------------------------------------------------------

(1)  All Directors are residents and citizens of Canada.
(2)  Members of the Audit Committee.
(3)  Members of the Compensation Committee.
(4) For personal reasons Henri Lanctot was not a candidate at the election of the directors at the last annual meeting held May 15, 2002.


                     The Compensation Committee reviews annually the compensation paid to the directors by taking into account and comparing it with compensation paid to directors of comparable companies. At its last meeting held on February 12, 2002, the Compensation Committee decided not to make any changes to the directors' compensation for the coming year. The Compensation Committee meets at least annually. In 2001 the Compensation Committee held one meeting.

                     The Compensation Committee takes into account senior management's responsibilities and workload in setting each member's compensation. The Committee favours competitive compensation in order to keep competent key employees.

                     The Audit Committee meets at least twice a year in order to review the Company's financial position, meets with auditors and analyzes performance, existing and potential investments and the mining property portfolio. In 2001 the Audit Committee met two times.

                     The table below lists the names of all of the Company's executive officers as of December 31, 2001. The executive officers serve at the pleasure of the Board of Directors. All executive officers are residents and citizens of Canada and serve full time on the affairs of the Company, except for the Secretary.

                               EXECUTIVE OFFICERS
-------------------------------------------------------------------------------
NAME                                POSITION              ELECTED OR APPOINTED
-------------------------------------------------------------------------------

Jean-Guy Rivard                     President/CEO                February 1981
Martin Rivard                       Executive VP                 November 2000
Jean-Yves Laliberte                 VP Finance                  September 1989
Andre de Guise                      VP Operations                   March 2001
Nicole Veilleux                     Controller                       July 1998
Henri Lanctot                       Secretary                     October 1996
-------------------------------------------------------------------------------

                     The business backgrounds and principal occupations, including outside directorships, of the Company's officers and directors for the preceding five years are as follows:


-----------------------------------------------------------------------------------------------------------------------------------

     NAME                      PRINCIPAL OCCUPATION                           CITY, PROVIDENCE, COUNTRY             REMARK
     ----                      --------------------                           -------------------------             ------
Jean-Guy Rivard          Director, President and Chief Executive Officer of    Rouyn-Noranda, Quebec, Canada           1
                         the Company and Chairman of the Board

Jean Depatie             President and CEO of Gold Hawk                        Montreal, Quebec, Canada                1
                         Resources Inc.

Rejean Houle             Ambassador of Montreal Canadians                      Montreal, Quebec, Canada                1

Gilles Loiselle          Advisor to the Chairman of the Executive Committee,   Montreal, Quebec, Canada                1
                         Power Corporation of Canada

Henri Lanctot            Partner, Gowling Lafleur Henderson LLP, law firm      Montreal, Quebec, Canada                1

Denis Arcand             President of 149220 Canada Inc., a financial          Montreal, Quebec, Canada                1
                         holding and consulting company

Martin Rivard            Executive Vice-President of the Company               Rouyn-Noranda, Quebec, Canada           1

Jean-Yves Laliberte      Vice-President, Finance of the Company                Rouyn-Noranda, Quebec, Canada           1

Andre de Guise           Vice-President, Operations of the Company             Rouyn-Noranda, Quebec, Canada           1

Nicole Veilleux          Controller of the Company                             Rouyn-Noranda, Quebec, Canada           2

(1) All Directors and Officers have been employed with the same firm or Company for the past five years.

(2) FINANCIAL ADVISER FROM JULY 1997 TO JUNE 1998 - Fonds regional de solidarite Abitibi-Temiscamingue, Rouyn-Noranda, Quebec, Canada - Risk capital company. Function: Investment projects analyst. FINANCIAL ANALYST FROM APRIL 1995 TO JUNE 1997 - Norbord Industries Inc., La Sarre, Quebec, Canada - Wood transformation. Function: Senior in charge of accounting department of three divisions and an affiliated company.


                     The Company has no contract with any of its directors that provide for benefits upon termination of employment.

                     Martin Rivard is the son of Jean-Guy Rivard. There are no other family relationships between any director or executive officer. Other than discussed above, there are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any director or executive officer was selected as a director or member of senior management.

                     C. COMPENSATION OF OFFICERS AND DIRECTORS

                     During the fiscal year ended December 31, 2001, the five executive officers of Richmont were paid an aggregate of $683,199 (including all personal benefits) by the Company.




                   SUMMARY COMPENSATION OF EXECUTIVE OFFICERS
-----------------------------------------------------------------------------------------------------------------------------------
                                                ANNUAL COMPENSATION                    LONG-TERM COMPENSATION
                 ------------------------------------------------------------------------------------------------------------------
                                                                                       AWARDS              PAYOUTS
                                                                            ---------------------------    -------
                                                                             SECURITIES    RESTRICTED
                                                                               UNDER       SHARES OR                     ALL OTHER
                                                               ANNUAL         OPTIONS      RESTRICTED       LTIP          COMPEN-
       NAME AND                         SALARY     BONUS       OTHER         SAR GRANTED  SHARE UNITS     PAYOUTS(2)      SATION
    PRINCIPAL POSITION          YEAR     ($)        ($)    COMPENSATION(1)     (#)            ($)           ($)            ($)
-----------------------------------------------------------------------------------------------------------------------------------

Jean-Guy Rivard, President
and CEO                         2001   242,424    36,200         Nil           100,000          Nil           Nil            Nil
----------------------------------------------------------------------------------------------------------------------------------

Martin Rivard,
Executive Vice-President        2001   104,963      Nil          Nil             Nil            Nil           Nil            Nil
----------------------------------------------------------------------------------------------------------------------------------

Jean-Yves Laliberte,
Vice-President, Finance         2001   104,963      Nil          Nil             Nil            Nil           Nil            Nil
----------------------------------------------------------------------------------------------------------------------------------

Andre de Guise,
Vice-President, Operations      2001    67,744      Nil          Nil             Nil            Nil           Nil            Nil
----------------------------------------------------------------------------------------------------------------------------------
Nicole Veilleux,                2001    61,337      Nil          Nil             Nil            Nil           Nil            Nil
Controller

----------------------------------------------------------------------------------------------------------------------------------

(1)    Does not include perquisites and other personal benefits, securities or property, the aggregate of which is no greater than the lesser of $50,000 and 10% of the total of the annual salary and bonus for the financial year.
(2)    Long term incentive plan (LTIP).
(3)    Mr. Andre de Guise has been appointed Vice-President, Operations on March 20, 2001.

                     On May 26, 1994, the Board of Directors of the Company adopted a remuneration plan for the directors who are not officers of the Company or of its affiliates or who do not receive any remuneration as officers of the Company. An annual fee of $2,500 is paid to each such director plus an attendance fee of $500 per meeting (or $250 per meeting held by conference call). The six directors have received an aggregate remuneration of $34,750 during the year ended December 31, 2001.

                     The Company paid no other form of remuneration to the directors of the Company during the year ended December 31, 2001. Gowling Lafleur Henderson LLP, a general partnership, received during the year ended December 31, 2001 $18,302 as fees for professional services rendered to the Company; Mr. Henri Lanctot, a director and corporate secretary of the Company, is a partner of Gowling Lafleur Henderson LLP.

                     The Company has directors' and officers' liability insurance for a maximum amount of $10 million for which the Company pays an annual premium of $16,317. The insurance policy does not contain a deductible for the directors and officers, but a deductible of $25,000 per event.

                     No directors or executive officers of the Company are indebted to the Company for the year ended December 31, 2001.

                        STOCK OPTIONS GRANTED DURING 2001

                     The table below shows the stock options granted to the executive officers pursuant to the Stock Option Plan during the year ended December 31, 2001. The Company has no stock appreciation rights plan (SAR).


----------------------------------------------------------------------------------------------------------------------------------
                             SECURITIES UNDER     % OF TOTAL OPTIONS
                              OPTIONS GRANTED  GRANTED TO EMPLOYEES IN   EXERCISE PRICE    MARKET VALUE ON THE
           NAME                     (#)             FINANCIAL YEAR      ($ / SECURITIES)      DATE OF GRANT      EXPIRATION DATE
----------------------------------------------------------------------------------------------------------------------------------

Jean-Guy Rivard, President          100,000                36 %                 1.65                1.65            May 30, 2006
and CEO
----------------------------------------------------------------------------------------------------------------------------------

                     AGGREGATED OPTION EXERCISES DURING 2001
                           AND YEAR-END OPTION VALUES

                     The table below describes the options exercised during the year ended December 31, 2001 by the executive officers and the year-end option value.



---------------------------------------------------------------------------------------------------------------------------------
                                                                                                         VALUE OF UNEXERCISED
                                                                             UNEXERCISED OPTIONS AT    IN-THE-MONEY OPTIONS AT
                                                                                     FY-END                     FY-END
                                  SECURITIES ACQUIRED     AGGREGATE VALUE              (#)                       ($)
                                      ON EXERCISE            REALIZED             EXERCISABLE/               EXERCISABLE/
                 NAME                     (#)                   ($)               UNEXERCISABLE             UNEXERCISABLE
---------------------------------------------------------------------------------------------------------------------------------
Jean-Guy Rivard,
President and CEO                         Nil                   Nil                 750,000/0                 $34,000/0
---------------------------------------------------------------------------------------------------------------------------------

Martin Rivard,
Executive Vice-President                  Nil                   Nil                 100,000/0                  $6,000/0
---------------------------------------------------------------------------------------------------------------------------------

Jean-Yves Laliberte,
Vice-President, Finance                   Nil                   Nil               90,000/10,000                $6,000/0
---------------------------------------------------------------------------------------------------------------------------------

Andre de Guise
Vice-President, Operations                Nil                   Nil                 50,000/0                     0/0
---------------------------------------------------------------------------------------------------------------------------------
                                          Nil                   Nil               40,000/5,000                 $2,400/0
Nicole Veilleux,
Controller
---------------------------------------------------------------------------------------------------------------------------------

                     No funds were set aside or accrued by the Company during 2001 to provide pension, retirement or similar benefits for directors or officers.

                     Except for the Company's Employee and Director Stock Option Plan, the Company has no material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to the Company's directors or officers.

                     Stock options to purchase securities from Company can be granted to Directors and Employees of the Company on terms and conditions acceptable to the regulatory authorities in Canada, notably the Toronto Stock Exchange and the Ontario Securities Commission.

D.         EMPLOYEES

                     The number of employees of the Company as of December 31, 2001and 2000 were 130 and 186, respectively. The distribution of the employees was the following:

                                             2001       2000
                ---------------------------------------------
                     Corporate Office           9          8
                            Francoeur           4         62
                              Beaufor          25         15
                               Camflo          25         27
                           Hammerdown          41         13
                          Nugget Pond          26         61
                                TOTAL         130        186
                ---------------------------------------------

E.         SHARE OWNERSHIP

                     Set forth below is the amount of the Company's common stock owned by the Company's directors and executive officers as of June 14, 2002.



                               SHAREHOLDINGS OF DIRECTORS AND EXECUTIVE OFFICERS

------------------------------------------------------------------------------------------------------------------
                                                                                      AMOUNT OF        PERCENT OF
      TITLE OF       IDENTITY OF PERSON OR GROUP                                      BENEFICIAL
       CLASS                                                                          OWNERSHIP          CLASS(1)
------------------------------------------------------------------------------------------------------------------

      Common        Jean-Guy Rivard (2)                                               1,765,000            10.55%
      Common        Gilles Loiselle (3)                                                 100,000                 *
      Common        Denis Arcand (4)                                                     56,348                 *
      Common        Rejean Houle (5)                                                     57,000                 *
      Common        Jean Depatie (6)                                                     21,000                 *
      Common        Martin Rivard (7)                                                    76,500                 *
      Common        Jean-Yves Laliberte  8)                                              76,000                 *
      Common        Andre de Guise (9)                                                   25,000                 *
                                                                                                                -
      Common        Nicole Veilleux (10)                                                 30,000                 *
      Common        Total Officers/Directors                                          2,206,848            13.19%
                                                                                      =========            ------

------------------------------------------------------------------------------------------------------------------

*  Less than one percent
(1) Based upon 15,408,300 shares outstanding at June 14, 2002 and 1,322,900 stock options exercisable within 60 days of June 14, 2002 by all directors and officers as a group.
(2) 1,000,000 a held indirectly through Les Entreprises Tremoy Ltee, a private company controlled by Mr. Rivard and 15,000 directly held. 750,000 represent currently exercisable stock options.
(3)     100,000 represent currently exercisable stock options.
(4)     50,000 represent currently exercisable stock options.
(5)     20,000 represent currently exercisable stock options.
(6)     20,000 represent currently exercisable stock options.
(7)     72,500 represent currently exercisable stock options.
(8)     70,000 represent currently exercisable stock options.
(9)     25,000 represent currently exercisable stock options.
(10)    30,000 represent currently exercisable stock options.


                     The Company has an Employee and Director Stock Option Plan (the "Plan"), adopted April 18, 1995 amended May 22, 1997, April 23,2002 and May 15, 2002, for the benefit of senior officers, employees and directors of the Company and its affiliates. Subject to the requirements of the Plan, the Board of Directors of the Company has the authority to select those directors and employees to whom stock options will be granted, the number of stock options to be granted to each director and employee and the price at which shares of common stock may be purchased. The exercise price for purchasing shares of common stock upon exercise of a stock option granted under the Plan will be determined by the Board of Directors at the time the stock option is granted but cannot be less than the closing price of the common stock on the Toronto Stock Exchange on the trading day preceding the date of grant. The stock options are not transferable. The aggregate number of shares of common stock at any time that will be available for issuance under the Plan or pursuant to other outstanding stock options to insiders will not be permitted to exceed 10% of the shares of common stock then outstanding and the aggregate number of shares of common stock at any time available for issuance under the Plan or pursuant to other outstanding stock options to any one person will not be permitted to exceed 5% of the shares of common stock then outstanding. Each stock option, unless sooner terminated pursuant to the provisions of the Plan, will expire on a date to be determined by the Board of Directors at the time the stock option is granted, which date will not be later than ten (10) years from the date the stock option is granted. The Plan does not provide for the Company to provide any financial assistance to optionees to enable them to exercise stock options granted thereunder. The Board of Directors may amend or terminate the Plan provided that amendments which materially increase benefits under the Plan, materially increase the number of shares of common stock which may be issued thereunder or materially modify the eligibility requirements therefor will require shareholder approval and any material amendment will require approval of the Toronto Stock Exchange.

                     Information regarding the outstanding stock options held by directors and executive officers of the Company as of June 14, 2002, is set forth below.



                            STOCK OPTIONS OUTSTANDING

------------------------------------------------------------------------------------
                                            NUMBER OF
                                            SHARES OF      CDN$
                                             COMMON      EXERCISE        EXPIRATION
             NAME                            STOCK        PRICE             DATE
-------------------------------------------------------------------------------------
         Jean-Guy Rivard                     200,000        2.85         12-22-2002
         Jean-Guy Rivard                     150,000        3.93         12-03-2003
         Jean-Guy Rivard                     100,000        1.75         06-22-2005
         Jean-Guy Rivard                     100,000        1.65         05-30-2006
         Jean-Guy Rivard                     100,000        1.78         01-08-2007
         Jean-Guy Rivard                     100,000        3.10         03-18-2007
         Denis Arcand                         20,000        1.75         06-22-2005
         Denis Arcand                         30,000        1.92         09-27-2005
         Gilles Loiselle                     100,000        2.00         07-10-2006
         Rejean Houle                         20,000        1.75         06-22-2005
         Jean Depatie                         20,000        1.75         06-22-2005
         Martin Rivard                        35,000        5.23         06-25-2002
         Martin Rivard                        37,500        1.75         06-22-2005
         Jean-Yves Laliberte                  50,000        3.53         07-28-2004
         Jean-Yves Laliberte                  30,000        1.75         06-22-2005
         Andre de Guise                       25,000        2.50         10-28-2004
         Nicole Veilleux                      25,000        3.70         07-13-2003
         Nicole Veilleux                      10,000        1.75         06-22-2005

         TOTAL                             1,152,500
------------------------------------------------------------------------------------




ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.

     A.    MAJOR SHAREHOLDERS

                     On December 31, 2001, the shareholders' list for the Company's common stock showed 333 registered shareholders and 15,051,200 shares outstanding. 152 (45.6%) of these shareholders were U.S. residents, owning 3,040,557 shares representing approximately 20.2% of the issued and outstanding shares of common stock.

                     The Company is not directly or indirectly owned or controlled by another corporation(s) or by any foreign government or by any other national or legal person(s), severally or jointly.

                     Except for Jean-Guy Rivard, as disclosed in Item 6.D, "DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES - Share Ownership" above, the Company does not know of any person who owns, beneficially, directly or indirectly, more than 5% of any class of the Company's voting securities, except " Gestion Sodemex inc.," 1981 McGill College Avenue, Montreal, Quebec H3A 3C7 Canada, which holds 2,618,034 common shares, representing 17.3% of the outstanding shares of the Company's common stock and Sprott Asset Management Inc., Toronto, Ontario which holds 2,278,027 common shares representing 15% of the outstanding shares of the Company's common stock. The Company has no knowledge of any arrangements that may, at a subsequent date, result in a change of control of the Company. No shareholders of the Company have different voting rights than any other shareholder.

B.         RELATED PARTY TRANSACTIONS

                     There have been no material or unusual transactions since December 31, 1999, or proposed transactions, which have materially affected or will materially affect the Company in which any director, executive officer, or beneficial holder of more than 5% of the outstanding common stock of the Company, or any of their respective relatives, spouses, associates or affiliates has had or will have any direct or material indirect interest.

ITEM 8.    FINANCIAL INFORMATION

           A.  CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

                     The following financial statements of the Company are attached to this Annual Report:

                Auditors' Report dated January 18, 2002

                Consolidated Balance Sheets at December 31, 2001 and December 31, 2000

                Consolidated Statements of Earnings and Retained Earnings for the Years ended December 31, 2001, December 31, 2000 and December 31, 1999

                Consolidated Statements of Cash Flow for the Years ended December 31, 2001, December 31, 2000 and December 31, 1999

                Notes to Consolidated Financial Statements

                Reference is made to Items 10 A. 2. and 17 for further details relating to the financial statements of the Company included in this Annual Report.

                     The Company has never paid any dividends and does not currently intend to pay any dividends in the near future.

                     The Company knows of no material active or pending legal proceedings to which the Company is a party or to which any of its properties is subject.

B.         SIGNIFICANT CHANGES

                     No significant change has occurred since December 31, 2001 in the Company's financial condition or results of operations.

ITEM 9.    THE OFFER AND LISTING

                     The Company's common stock is traded on the Toronto Stock Exchange and the American Stock Exchange, and until June 11, 1999 it was traded on the Montreal Exchange.

TORONTO STOCK EXCHANGE

                     Set forth below are the high and low sales prices on the Toronto Stock Exchange for actual trades of shares of the Company's common stock for the periods indicated.

                                 LAST SIX MONTHS
                             TORONTO STOCK EXCHANGE
                          COMMON STOCK TRADING ACTIVITY


                                         - Price -
                                     Canadian Dollars
                                --------------------------
                                ------------- ------------
                   Month Ended      High           Low
           -------------------- ------------- ------------
             December 31, 2001     $1.87          $1.40
              January 31, 2002     $2.54          $1.75
             February 28, 2002     $3.30          $2.40
                March 31, 2002     $4.60          $2.80
                April 30, 2002     $4.95          $4.10
                  May 31, 2002     $6.74          $4.40
           -------------------- ------------- --------------

                               LAST TWO FULL YEARS
                             TORONTO STOCK EXCHANGE
                          COMMON STOCK TRADING ACTIVITY

                                               - Sales -
                                             Canadian Dollars
                ------------------------------------------------
                      Quarter Ended          High      Low
                ------------------------------------------------

                     March 31, 2000         $2.75     $1.71

                      June 30, 2000         $2.25     $1.65

                 September 30, 2000         $2.03     $1.65

                  December 31, 2000         $1.90     $1.20
                                            $2.00     $1.20
                     March 31, 2001

                      June 30, 2001         $2.24     $1.44

                 September 30, 2001         $2.00     $1.26

                  December 31, 2001         $1.87     $1.27
                ------------------------------------------------


                              LAST FIVE FULL YEARS
                             TORONTO STOCK EXCHANGE
                          COMMON STOCK TRADING ACTIVITY

                                              - Sales -
                                           Canadian Dollars
                                        -------------------------
                          Year Ended           High      Low

                   December 31, 1997          $7.00     $2.75

                   December 31, 1998          $4.50     $2.75

                   December 31, 1999          $4.13     $2.00

                   December 31, 2000          $2.75     $1.20

                   December 31, 2001          $2.24     $1.20
                --------------------------------------------------

                     On June 14, 2002 the closing price for the Company's common stock on the Toronto Stock Exchange was $4.81.

MONTREAL EXCHANGE
-----------------

                     Set forth below are the high and low sales prices on the Montreal Exchange for actual trades of shares of the Company's common stock for the periods indicated. In 1999, management of the Company determined that it was in the Company's best interest that its shares be traded on only one Canadian Stock exchange. Therefore, the Company voluntarily delisted its Common Stock from the Montreal Exchange effective June 11, 1999.

                              LAST THREE FULL YEARS
                             MONTREAL STOCK EXCHANGE
                          COMMON STOCK TRADING ACTIVITY

          ----------------------------------------------------------
                                                - Sales -
                                             Canadian Dollars
          ----------------------------------------------------------

                            Year Ended           High      Low
          ----------------------------------------------------------

                     December 31, 1997          $7.00     $2.75

                     December 31, 1998          $4.70     $2.70

                     December 31, 1999          $4.00     $2.85
          ----------------------------------------------------------

AMERICAN STOCK EXCHANGE
-----------------------

                     Effective on March 6, 1997, the Company's common stock was listed for trading on the American Stock Exchange under the symbol RIC. Set forth below are the high and low sales prices on the American Stock Exchange for actual trades of shares of the Company's Common Stock for the periods indicated.

                                 LAST SIX MONTHS
                             AMERICAN STOCK EXCHANGE
                          COMMON STOCK TRADING ACTIVITY

                --------------------------------------------------
                                              - Sales -
                                              US Dollars
                --------------------------------------------------

                         Month Ended           High      Low
                --------------------------------------------------
                                              $1.20     $0.90
                   December 31, 2001

                    January 31, 2002          $1.58     $1.05

                   February 28, 2002          $2.25     $1.51
                                              $2.80     $1.75
                      March 31, 2002

                      April 30, 2002          $3.20     $2.55

                        May 31, 2002          $4.40     $2.85
                --------------------------------------------------

                               LAST TWO FULL YEARS
                             AMERICAN STOCK EXCHANGE
                          COMMON STOCK TRADING ACTIVITY

                  --------------------------------------------------
                                                   - Sales -
                                                   US Dollars
                  --------------------------------------------------
                         Quarter Ended           High      Low
                  --------------------------------------------------

                        March 31, 2000          $2.00         $1.25

                         June 30, 2000          $1.56         $1.13

                    September 30, 2000          $1.44         $1.06

                     December 31, 2000          $1.31         $0.75

                        March 31, 2001          $1.20         $0.81

                         June 30, 2001          $1.47         $0.91

                    September 30, 2001          $1.35         $0.85

                     December 31, 2001          $1.20         $0.80

                  --------------------------------------------------


                              LAST FIVE FULL YEARS
                             AMERICAN STOCK EXCHANGE
                          COMMON STOCK TRADING ACTIVITY

         ----------------------------------------------------------
                                                  - Sales -
                                                  US Dollars
         ----------------------------------------------------------
                           Year Ended           High      Low
         ----------------------------------------------------------

                    December 31, 1997          $5.13         $1.88

                    December 31, 1998          $3.25         $2.06

                    December 31, 1999          $3.00         $1.00

                    December 31, 2000          $2.00         $0.75

                    December 31, 2001          $1.47         $0.80

         ----------------------------------------------------------

                     On June 14, 2002 the closing price for the Company's common stock on the American Stock Exchange was US$3.16.

ITEM 10.   ADDITIONAL INFORMATION

                     Subject to confidentiality concerns, all documents concerning the Company that are referred to in the Annual Report may be inspected by shareholders upon reasonable advance notice, at the Company's headquarters at 110, Avenue Principale, Rouyn-Noranda, Quebec J9X 4P2. A summary in English of any such document not in English will be provided.

     A.         ARTICLES OF INCORPORATION AND BYLAWS

GENERAL
-------

                     The Company was incorporated pursuant to Part 1A of the Companies Act (Quebec) on February 12, 1981 (File number 1843-2286) under the name Resources Minieres Rouyn Inc. By Articles of Amendment filed February 10, 1987 and June 20, 1991 filed with the Government of Quebec, the Company changed its name twice. The Articles of Incorporation of the Company are registered by the Government of Quebec in register S02473, folio 10.

                     The Company has no specific objects or purposes set forth in its Articles of Incorporation or Bylaws.

DIRECTORS
---------

                     A director who is a party to a contract or proposed contract with the Company or who is a director or officer of a company which is a party to a contract or proposed contract with the Company must disclose such interest in writing to the Company and ask that the nature and extent of his interest be recorded in the minutes of the Board of Director's meetings.

                     Such director may not attend nor participate in discussions relating to such contract or proposed contract, unless authorized by the Board, nor vote on any resolution regarding approval of the contract or proposed contract.

                     However, notwithstanding the foregoing, directors have the right to vote on determining the compensation of directors; provided that no director who is a paid employee or officer of the Company may receive fees from the Company.

             The directors of the Company may:

              (a) borrow funds on the Company's credit for the amounts and on the conditions are deemed suitable;

              (b) hypothecate or pledge all or part of the real property of the Company, or pawn or otherwise encumber all or part of the moveable property of the Company, or give various guarantees to ensure payment of loans other than through the issue of bonds, as well as the payment or execution of other debts, contracts or commitments of the Company;

              (c) issue bills, bonds (debentures) and debenture-stock or other securities of the Company for such amounts and on such conditions they deem appropriate, and give as security or sell them for the amounts and prices deemed suitable;

              (d) hypothecate, pledge, pawn, assign and convey the movable or immovable property, present or future, of the Company, to secure payment of such bonds or other securities, or give only part of such guarantees for the same purposes; and constitute the aforementioned hyopthec, pledge, pawn, assignment and conveyance by way of a trust deed, or in any other manner; and

              (e) delegate to one or more members of management or to one or more directors of the Company who may be designated by the Directors, all or part of the powers conferred by the aforementioned clause to the extent and in the manner that the Board of Directors determines in such delegation of the said powers.

                     There is no age limitation, or minimum share ownership requirement, for the Company's directors. Directors are elected for one year terms.

CAPITAL STOCK
-------------

                     There is only one authorized class of capital stock of the
Company: common stock. All issued and outstanding common shares are fully paid and non-assessable. Each holder of record of common shares is entitled to one vote for each common share so held on all matters requiring a vote of shareholders, including the election of directors. The holders of common shares will be entitled to dividends on a pro-rata basis, if and when as declared by the board of directors. There are no preferences, conversion rights, preemptive rights, subscription rights, or restrictions or transfers attached to the common shares. In the event of liquidation, dissolution, or winding up of the Company, the holders of common shares are entitled to participate in the assets of the Company available for distribution after satisfaction of the claims of creditors. There are no redemption or sinking fund provisions applicable to the common shares or any liability to further capital calls by the Company.

                     Under Quebec law (i) the Articles of Incorporation of the Company may be amended by the affirmative vote of the holders of two thirds (2/3) of the vote cast by the shareholders at a special meeting and (ii) the Bylaws of the Company may be amended by the Company's directors and ratified by the majority of the vote cast by the shareholders at the meeting.

                     The annual meeting of shareholders must be held each year within six (6) months of the end of the fiscal year. For any general meeting, a notice specifying the date, time and place of the meeting and the items to be discussed at the meeting must be sent to each shareholder entitled to vote at that meeting at least twenty-one (21) days before the date of such a meeting at the address indicated in the books of the Company or, if no address is indicated, the last address known by the registrar.

                     Quorum at any shareholders' meeting is two (2) shareholders attending in person and holding or representing by proxies at least ten per cent (10%) of the voting shares issued by the Company and carrying the right to vote at the meeting. Two shareholders attending in person and entitled to vote will constitute the quorum at any meeting of shareholders for the choice of the Chairman and adjournment of the meeting.

                     No business may be transacted unless the required quorum has been achieved.

                     There is no limitation imposed by the laws of Canada or by the charter or other constituent documents of the Company on the right of a non-resident to hold or vote the common shares, other than as provided in the Investment Canada Act, (the "Investment Act") discussed below under

"ITEM 10.  ADDITIONAL INFORMATION, C. Exchange Controls."

          B.    MATERIAL CONTRACTS

CREDIT AGREEMENT

                     The Company entered into a Credit Facility Agreement dated June 16, 1999 (the "Credit Agreement") with National Bank of Canada. The Credit Agreement provides for a revolving credit facility and line of credit. The revolving credit facility is in a maximum amount of CDN$5 million and may be used for the acquisition of fixed assets, mine development, exploration or share repurchases. The revolving credit facility bears interest at 9.75% over prime rate or LIBOR plus 1.75% and is reviewable on an annual basis, expiring on June 16, 2003.

                     The line of credit is in an amount of CDN$2 million and may only be used to fund current operations. The line of credit bears interest at the bank's prime rate.

                     Both borrowings are secured by a lien on all of the Company's assets. As of December 31, 2001, the Company had no outstanding borrowings under either the revolving credit facility and had an irrevocable standby letter of credit of $1,257,261 under the line of credit.

                     The Credit Agreement contains customary representations and warranties and covenants of the Company, events of default and remedies of the bank upon any event of default. In addition, the Company has covenanted to maintain a minimum working capital ratio of 1.25:1.00 and maximum debt equity ratio of 0.20:1.00.

CONTRACTS RELATED TO THE PURCHASE OF THE HAMMERDOWN MINE

                     As described above in "Item 4.B.3 " INFORMATION ON THE COMPANY - Description of Property - Hammerdown Mine, Bail Verte, Newfound, Canada", in March 2000, the Company purchased the Hammerdown Mine property.

                     THE ESCROW AGREEMENT

                     The Hammerdown Mine was purchased from Abiting, Inc. ("Abiting") pursuant to an Escrow Agreement (the "Escrow Agreement") entered into by the Company, Abiting and Colby, Monet, Demers, Delage & Crevier, as escrow agent, in or about March 2000.

                     Pursuant to the Escrow Agreement, Abiting agreed to exercise its option under the Option Agreement dated November 3, 1999 (the "Option Agreement") between Major General Resources Ltd. ("Major General") and Abiting, to purchase the Hammerdown Mine property, and the Company agreed to pay the CDN$3,300,000 exercise price of the option. Richmont agreed to pay a further US$500,000 and CDN$500,000 to acquire certain related third party royalty interests in the property from Abiting. In addition, the Company agreed to assume all of Abiting's obligations under the Option Agreement, including royalty obligations, pay an additional US$200,000 to Abiting, pay all general expenses of Abiting in connection with the contemplated transaction, and forgive certain amounts advanced by the Company to Abiting. The total cost to the Company for the acquisition was approximately CDN$6 million.

                     In consideration of such payments by the Company, Abiting agreed to transfer all of its interest in the Hammerdown Mine property to the Company by executing royalty assignments and a Transfer of Mining Lease.

                     THE ROYALTY AGREEMENT

                     As described above, Abiting acquired the property and rights with respect to the Hammerdown Mine from Major General pursuant to the exercise of its option under the Option Agreement. The Option Agreement contained certain royalty payment obligations assumed by Richmont in connection with its purchase of Hammerdown Mine. The Company entered into a Royalty Agreement dated May 31, 2000 (the "Royalty Agreement") with Major General setting forth the Company's agreement to pay such royalties.

                     Pursuant to the Royalty Agreement, the Company acknowledged that its interest in the Hammerdown property was subject to (i) a quarterly royalty based on the number of ounces of gold produced from the Hammerdown Mine in excess of 200,000 if the price of gold during the calendar quarter averaged at least US$290 per ounce, such royalty ranging from CDN$20 per ounce (if the average quarterly price of gold per ounce did not exceed US$350) to CDN$29 per ounce (if the price of gold per ounce exceeded US$600), and (ii) a royalty (the "$600,000 Royalty") to a maximum of CDN$600,000 at the rate of CDN$10 per ounce of gold milled, commencing with the 70,001st ounce and continuing until the 130,000th ounce has been milled, payable monthly. The Royalty Agreement further provides that payment of the $600,000 Royalty would be secured by a charge on the real property, mining lease and gold reserves with respect to the Hammerdown Mine.

BEAUFOR MINE PURCHASE AGREEMENT

                     Pursuant to a letter agreement effective April 6, 2001 (the "Beaufor Mine Purchase Agreement") between the Company and Aurizon Mines Ltd. ("Aurizon"), the Company agreed to purchase all of Aurizon's 50% interest in the Beaufor Mine and Aurizon's 100% interest in the Perron property, in consideration for the payment by the Company to Aurizon of CDN$1,650,000 in cash, and a royalty obligation based on the number of ounces of gold subsequently produced from the Beaufor Mine and the prevailing price of gold. The Company agreed to pay a royalty per two ounces of gold produced from the Beaufor Mine of CDN$5.00 if the price of gold per ounce is at least USD$280 but below US$300, and CDN$12.50 if the price of gold per ounce is more than USD$300, for the first 220,000 ounces of gold production from the Beaufor Mine. The Company further agreed to pay a royalty per two ounces of gold produced on all gold production from the Beaufor Mine after the first 220,000 ounces total production and per ounce of gold produced on all gold production from the Perron property of CDN$17.00 if the price of gold per ounce is at least USD$300 but below USD$325, CDN$18.50 if the price of gold per ounce is at least USD$325 but below USD$350, CDN$20.00 if the price of gold per ounce is at least USD$350 but below USD$375, CDN$22.50 if the price of gold per ounce is at least USD$375 but below USD$400, CDN$24.00 if the price of gold per ounce is at least USD$400 but below USD$500, and CDN$30.00 if the price of gold per ounce is more than USD$500. Royalty payments are due quarterly. It was further agreed that from and after the closing of the purchase, Richmont would replace Aurizon as the operator of the Beaufor Mine.

C.         EXCHANGE CONTROLS

                     There are no governmental laws, decrees or regulations in Canada relating to restrictions on the export or import of capital, or affecting the remittance of interest, dividends or other payments to non-residents holders of the Company's common shares. Any remittance of dividends to United States residents are, however, subject to a 15% withholding tax (5% if the shareholder is a corporation owning at least 10% of the common shares of the Company) pursuant to Article X of the reciprocal treaty between Canada and the United States.

                     Except as provided in the Investment Canada Act, there are no limitations under the laws of Canada, the Province of Quebec or in the Articles of Incorporation of the Company on the right of foreigners to hold or vote the common shares of the Company.

                     The Investment Canada Act (the "ICA"), which became effective on June 30, 1985, regulates the acquisition by non-Canadians of control of a Canadian business enterprise. In effect, the ICA required review by Investment Canada, the agency which administers the ICA, and approval by the Canadian government in the case of an acquisition of control of a Canadian business by a non-Canadian where: (i) in the case of a direct acquisition (for example, through a share purchase or asset purchase), the assets of the Canadian business are $5 million or more in value; or (ii) in the case of an indirect acquisition (for example, the acquisition of the foreign parent of the Canadian business) where the Canadian business has assets of $50 million or more in value or if the Canadian business represents more than 50% of the assets of the original group and the Canadian business has assets of $5 million or more in value. Review and approval are also required to the acquisition or establishment of a new business in areas concerning "Canada's cultural heritage or national identity" such as book publishing, film production and distribution, television and radio, production and distribution of music, and the oil and natural gas industry, regardless of the size of the investment.

                     In the context of the Company, in essence, three methods of acquiring control of a Canadian business are regulated by the ICA: (i) the acquisition of all or substantially all of the assets used in carrying on the Canadian business; (ii) the acquisition, directly or indirectly, of voting shares of a Canadian corporation carrying on the Canadian business; (iii) the acquisition of voting shares of an entity which controls, directly or indirectly, another entity carrying on a Canadian business. An acquisition of a majority of the voting interests of an entity, including a corporation, is deemed to be an acquisition of control under the ICA. An acquisition of less than one-third of the voting shares of a corporation is deemed not to be an acquisition of control. An acquisition of less than a majority, but one-third or more, of the voting shares of a corporation is presumed to be an acquisition of control unless it can be established that on the acquisition, the corporation is not, in fact, controlled by the acquirer through the ownership of voting shares. For partnerships, trusts, joint ventures or other unincorporated entities, an acquisition of less than a majority of the voting interests is deemed not to be an acquisition of control.

                     In 1988, the ICA was amended pursuant to the Free Trade Agreement dated January 2, 1988 between Canada and the United States to relax the restrictions of the ICA. As a result of these amendments, except where the Canadian business is in the cultural, oil and gas, uranium, financial services or transportation sectors, the threshold for direct acquisition of control by U.S. investors and other foreign investors acquiring control of a Canadian business from U.S. investors has been raised from $5 million to $150 million of gross assets, and indirect acquisitions are not reviewable.

                     In addition to the foregoing, the ICA requires that all other acquisitions of control of Canadian businesses by non-Canadians are subject to formal notification to the Canadian government. These provisions require a foreign investor to give notice in the required form, which notices are for information, as opposed to review, purposes.

     D.     TAXATION

                     The following summary of the material Canadian federal income tax considerations generally applicable in respect of the common stock reflects the Company's opinion. The tax consequences to any particular holder of common stock will vary according to the status of that holder as an individual, trust, corporation or member of a partnership, the jurisdiction in which that holder is subject to taxation, the place where that holder is resident and, generally, according to that holder's particular circumstances. This summary is applicable only to holders who are resident in the United States, have never been resident in Canada, deal at arm's length with the Company, hold their common stock as capital property and who will not use or hold the common stock in carrying on business in Canada. Special rules, which are not discussed in this summary, may apply to a United States holder that is an issuer that carries on business in Canada and elsewhere.

                     This summary is not exhaustive of all possible income tax consequences. It is not intended as legal or tax advice to any particular holder of common stock and should not be so construed. Each holder should consult his own tax advisor with respect to the income tax consequences applicable to him in his own particular circumstances.

           DISPOSITION OF COMMON STOCK

                     If a non-resident were to dispose of common stock of the Company to another Canadian corporation which deals or is deemed to deal on a non-arm's length basis with the non-resident and which, immediately after the disposition, is connected with the Company (i.e., the non-resident and any person with whom the non-resident does not deal at arm's length holds directly or indirectly shares representing more than 10% of the voting power and more than 10% of the market value of all issued and outstanding shares of the Company), the amount by which the fair market value of any consideration (other than any shares of the purchaser corporation) exceeds the paid-up capital of the common stock sold will be deemed to be taxable as a dividend paid by the purchasing corporation, either immediately or eventually by means of a deduction in computing the paid-up capital of the purchasing corporation, and subject to withholding taxes as described below.

                     Under the Income Tax Act (Canada), a gain from the sale of common stock of the Company by a non-resident will not be subject to Canadian tax since the common stock of the Company is listed on a prescribed stock exchange, provided the shareholder (and persons who do not deal at arm's length with the shareholder) have not held a "substantial interest" in the Company (25% or more of the shares of any class of the Company's stock) at any time in the five years preceding the disposition. Generally, the Canada-United States Income Tax Convention (1980) (the "Treaty") will exempt from Canadian taxation any capital gain realized by a resident of the United States, provided that the value of the common stock is not derived principally from real property situated in Canada.

           DIVIDEND

                     In the case of any dividends paid to non-residents, the Canadian tax is withheld by the Company, which remits only the net amount to the shareholder. By virtue of Article X of the Treaty, the rate of tax on dividends paid to residents of the United States is generally limited to 15% of the gross dividend (or 5%, in the case of certain corporate shareholders owning at least 10% of the Company's voting shares). In the absence of treaty provisions, the rate of Canadian withholding tax imposed on non-residents is 25% of the gross dividend. Stock dividends received by non-residents from the Company are taxable by Canada as ordinary dividends.

                     If a non-resident holder disposes of common stock to the Company (unless the Company acquired the common stock in the open market in the manner in which shares would normally be purchased by any member of the public), this will result in a deemed dividend to the non-resident holder equal to the amount by which the consideration paid by the Company exceeds the paid-up capital of such stock. The amount of such dividend will be subject to withholding tax as described above.

           CAPITAL GAINS

                     A non-resident of Canada is not subject to tax under the Income Tax Act (Canada) in respect of a capital gain realized upon the disposition of a share of a capital gain realized upon the disposition of a share of a class that is listed on a prescribed stock exchange unless the share represents "taxable Canadian property" to other holder thereof. A common share of the Company will be taxable Canadian property to a non-resident holder if, at any time during the period of five years immediately preceding the disposition, the non-resident holder, persons with whom the non-resident holder did not deal at arm's length, or the non-resident holder and persons with he/she did not deal at arm's length owned 25% or more of the issued shares of any class or series of the Company. In the case of a non-resident holder to whom shares of the Company represent taxable Canadian property and who is resident in the United States, American tax will be payable on a capital gain realized on such shares by reason of the Treaty unless the value of such shares is derived principally from real property situated in Canada or the non-resident holder previously held the shares wile resident in Canada. However, in such a case, certain transitional relief under the Treaty may be available.

           CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

                     The following is a discussion of certain possible United States Federal income tax consequences generally applicable to a U.S. Holder (as defined below) of common shares of the Company who holds such common shares as a capital asset. This discussion does not address all potentially relevant United States Federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of United States Federal income tax law, such as those described below as excluded from the definition of a U.S. Holder. In addition, this discussion does not cover any state, local or foreign tax consequences.

                     The following discussion is based upon the United States Internal Revenue Code of 1986, as amended (the "Code"),
Treasury Regulations, published United States Internal Revenue Service ("IRS") rulings, published administrative positions of the IRS and court decisions, as well as on the income tax treaty between the United States and Canada (the "Treaty"), all as currently in effect, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time. In addition, the discussion does not consider the potential effects, both adverse and beneficial, of recently proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time. The following discussion is for general information only and is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of common shares the Company and no opinion or representation with respect to the United States Federal income tax consequences to any such holder or prospective holder is made. Accordingly, holders and prospective holders of common shares of the Company should consult their own tax advisors about the United States Federal, state, local and foreign tax consequences of purchasing, owning and disposing of common shares of the Company.

           U.S. HOLDERS

                     As used herein, a "U.S. Holder" means a beneficial owner of common shares of the Company who is a citizen or resident of the United States for U.S. federal income tax purposes, a corporation, or other entity treated as a corporation, created or organized in or under the laws of the United States or of any political subdivision thereof, an estate the income of which is subject to U.S. federal income tax without regard to its source, or a trust if a court in the U.S. is able to exercise primary supervision over the administration of the trust, and one or more U.S. persons have authority to control all substantial decisions of the trust, and any other person or entity whose ownership of common shares of the Company is effectively connected with the conduct of a trade or business in the United States. A U.S. Holder does not include persons subject to special provisions of Federal income tax law, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals or foreign corporations whose ownership of common shares of the Company is not effectively connected with the conduct of a trade or business in the United States, or shareholders who acquired their stock through the exercise of employee stock options or otherwise as compensation.

           DISTRIBUTIONS ON COMMON SHARES OF THE COMPANY

                     GENERAL. U.S. Holders receiving dividend distributions (including constructive dividends) with respect to common shares of the Company are required to include in gross income for United States Federal income tax purposes the gross amount of such distributions to the extent that the Company has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder's United States Federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder's United States Federal taxable income by those who itemize deductions. (See more detailed discussion in the section captioned "Foreign Tax Credit" below). To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a return of capital up to the U.S. Holder's adjusted basis in the common shares, and then as capital gain. Preferential tax rates for long-term capital gains are applicable to a U.S. Holder that is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder that is a corporation.

                     DIVIDEND RECEIVED DEDUCTION. Dividends paid on the common shares of the Company will not generally be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations. A U.S. Holder that is a corporation may, under certain circumstances, be entitled to a 70% deduction of the United States source portion of dividends received from the Company (unless the Company qualifies as a "foreign personal holding company" or a "passive foreign investment company") if such U.S. Holder owns shares representing at least 10% of the voting power and value of the Company. The availability of this deduction is subject to several complex limitations, which are beyond the scope of this discussion.

                     FOREIGN CURRENCY DIVIDENDS. Dividends paid in Canadian Dollars will be included in income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day the dividends are received by the U.S. Holder, regardless of whether the Canadian Dollars are converted into U.S. Dollars. If dividends received in Canadian Dollars are converted into U.S. Dollars on the day they are received, the U.S. Holder generally will not be required to recognize foreign currency gain or loss with respect to the dividend income.

                     EFFECT OF CANADIAN WITHHOLDING TAXES. As discussed above in Taxation, Dividend, under current law payments by the Company to foreign investors are subject to a 25 % Canadian withholding tax. The rate of withholding applicable to U.S. Holders that are eligible for benefits under the Treaty generally is reduced to a maximum rate of 15 % (except for certain corporate holders). For U.S. federal income tax purposes, U.S. Holders will be treated as having received the amount of Canadian taxes withheld by the Company, and as then having paid over the withheld taxes to the Canadian taxing authorities. As a result of this rule, the amount of dividend income included in gross income for U.S. federal income tax purposes by a U.S. Holder with respect to the payment of dividends may be greater than the amount of cash actually received (or receivable) by the U.S. Holder from the Company with respect to the payment.


           FOREIGN TAX CREDIT

                     Subject to certain limitations, a U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of common shares of the Company may be entitled, at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld. U.S. Holders that are eligible for benefits under the Treaty will not be entitled to a foreign tax credit for the amount of Canadian taxes withheld in excess of the 15 % maximum rate available under the Treaty, and with respect to which the U.S. Holder can obtain a refund from the Canadian taxing authorities. Generally, it will be more advantageous to claim a credit because a credit reduces United States Federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer's income subject to tax. This election is made on year-by-year basis and applies to all foreign income taxes (or taxes in lieu of income tax) paid by (or withheld from) the U.S. Holder during the year. There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder's United States income tax liability that the U.S. Holder's foreign source income bears to his/her or its worldwide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. There are further limitations on the foreign tax credit for certain types of income such as "passive income", "high withholding tax interest", "financial services income", "shipping income", and certain other classifications of income. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific and holders and prospective holders of common shares of the Company should consult their own tax advisors regarding their individual circumstances.

           DISPOSITION OF COMMON SHARES OF THE COMPANY

                     A U.S. Holder will recognize gain or loss from the sale of common shares of the Company equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder's tax basis in the common shares of the Company. This gain or loss will be capital gain or loss if the common shares are a capital asset in the hands of the U.S. Holder, which will be a short-term or long-term capital gain or loss depending upon the holding period of the U.S. Holder. Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year. Deductions for net capital losses are subject to significant limitations. For U.S. Holders that are individuals, net capital loss may be offset against up to $3,000 of ordinary income each tax year, and any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For U.S. Holders that are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

           BACKUP WITHHOLDING AND INFORMATION REPORTING

                     Payments of dividends or other proceeds with respect to common shares of the Company by a U.S. paying agent or other U.S. intermediary will be reported to the IRS and to the U.S. Holder as may be required under applicable regulations. Backup withholding at a rate of 31 per cent may apply to these payments if the U.S. Holder fails to provide an accurate taxpayer identification number or certification of foreign or other exempt status or fails to report all interest and dividends required to be shown on its U.S. federal income tax returns. Certain U.S. Holders ( including, among others, corporations) are not subject to backup withholding. U.S. Holders should consult their tax advisors as to their qualification for exemption from backup withholding and the procedure for obtaining exemption.

ITEM 11.   QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

           COMMODITY PRICE RISK DISCLOSURE

                     The results of the Company's operations are affected significantly by the market price of gold. Gold prices are influenced by numerous factors over which the Company has no control, including expectations with respect to the rate of inflation, the relative strength of the United States dollar and certain other currencies, interest rates, global or regional political or economic crises, demand for gold for jewelry and industrial products, and sales by holders and producers of gold in response to these factors. During 2001, the price of gold ranged from US$256 to US$293 per ounce.

                     At current 2001 estimates of production and at an estimated average gold price of US$275, including management's estimates of the Company's operating expenses, a US$10 change in the market price of gold would result in an increase or decrease of approximately CDN$900,000 in net income and in cash flows.

                     The Company may use commodity forward sales commitments and commodity put and call option contracts to manage its exposure to fluctuations in the price of gold. The instruments held by the Company will not be leveraged and will not be used for speculative purposes. Contract positions will be designed to ensure that the Company will receive a defined minimum price for certain quantities of its production. The Company would be exposed to certain losses, generally the amount by which the spot price exceeds the contract price, in the event of nonperformance by the counterparties to these agreements. The market risk of these commodity instruments to the Company's cash flow would be related to the possible failure of the counterparties to honor their contractual obligations. Also, forward sales contracts between the Company and various counterparties would involve the requirement that the Company deliver gold to the counterparty at agreed-upon prices. If the counterparty were unable to fulfill its purchase obligations, there would be no guarantee that the Company would be able to receive the agreed-upon sales prices in the open market. If the Company were unable to produce sufficient gold to meet the Company's hedging contract obligations, the Company would be obligated to purchase such gold at the then market price.

                     The Company may enter into forward sales commitments to hedge a portion of its annual production of the gold that it produces. The Company's current hedging policy provides for the use of forward sales contracts to hedge up to 90% of the current quarter expected gold production, at prices in excess of certain targeted prices. The policy also provides for the use of combinations of put and call option contracts to establish minimum floor prices. At December 31, 2001, the Company had no gold forward sales contracts outstanding. The fair value of the Company's off-balance sheet financial instruments, held as at December 31, 2000, is based on the notional gain or loss accrued using market prices on the reporting date. As at December 31, 2000, the value was a gain of approximately $27,077 for gold commodity contracts.

           FOREIGN CURRENCY RISK DISCLOSURE

                     The Company's revenues are mainly denominated in US dollars, while investments and operating costs, primarily accrue in Canadian dollars. The Company's cash flow and results of operations will therefore be affected by fluctuations in the US/CDN dollar exchange rate.

                     At current 2002 estimates of production and at an estimated average gold price of US$300 excluding management's estimates of the Company's operating expenses, a $0.01 change in the CDN dollar exchange rate would result in an increase or decrease of CDN approximately CDN$430,000 in net income and in cash flow.

                     To reduce the effects of fluctuations in US/CDN dollar exchange rates, the Company may use financial instruments to hedge currency exposures in the ordinary course of business. It is current Company policy to seek to harmonize the amount and duration of its gold and US/CDN hedging policies.

                     At December 31, 2001 the Company had no foreign currency forward contracts outstanding and no gold forward contracts.

                     The Company does not require or place collateral for its foreign currency and gold hedging derivatives. However, the Company seeks to minimize its credit risk by dealing with only major international banks and financial institutions.

           INTEREST RATE RISK DISCLOSURE

                     At December 31, 2001, the Company had no outstanding long-term debt. Therefore, the Company does not believe it is exposed to significant interest rate risk.

ITEM 12.   DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

                     Not applicable.

                                     PART II

ITEM 13.   DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

           Not Applicable

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

            Not Applicable

ITEM 15.   [RESERVED]

ITEM 16.   [RESERVED]


                                    PART III

ITEM 17.   FINANCIAL STATEMENTS

                     The audited financial statements referred to below are included herein and found immediately following the text of this Annual Report. The report of the Company's auditors on such financial statements is included herein immediately preceding such audited financial statements.

             AUDITED FINANCIAL STATEMENTS

             Auditors' Report dated January 18, 2002

             Consolidated Balance Sheets at December 31, 2001 and
             December 31, 2000

             Consolidated Statements of Earnings and Retained Earnings for the Years ended December 31, 2001, December 31, 2000 and December 31, 1999

             Consolidated Statements of Cash Flow for the Years ended December 31, 2001, December 31, 2000 and December 31, 1999

             Notes to Consolidated Financial Statements

                     The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (Canadian GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with US GAAP, except as disclosed in footnotes to the financial statements.

ITEM 18.   FINANCIAL STATEMENTS

                     The Company has elected to provide financial statements pursuant to Item 17 of Form 20-F.

ITEM 19.  EXHIBITS

EXHIBIT   EXHIBIT
  NO.     -------                                                          PAGE
  ---                                                                      ----

1.1 Articles of Incorporation of the Company, including all amendments thereto(1)

1.2       Bylaws of the Company, including all amendments thereto(1)

4.1 Summary of Credit Facility Agreement dated June 16, 1999 between the Company and National Bank of Canada(2)

4.2 Escrow Agreement (undated) among the Company, Abiting, Inc., and Colby, Monet, Demers, Delage & Crevier, as escrow agent(2)

4.3 Royalty Agreement dated May 31, 2000 between the Company and Major General Resources Ltd. (2)

4.4 Letter Agreement effective April 6, 2001 between the Company and Aurizon Mines Ltd. (2)

8.1       List of Subsidiaries


-----------
(1)   Incorporated by reference to Exhibit No. 1 to the Company's
      Registration Statement on Form 20-F dated September 25, 1996 filed with the Securities and Exchange Commission.

(2) Incorporated by reference to the identically numbered exhibit to the Company's Annual Report on Form 20-F for the year ended December 31, 2000 filed with the Securities and Exchange Commission.

                                   SIGNATURES

The registrant certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.


                                                RICHMONT MINES INC.
                                                ------------------------------
                                                      Registrant




Dated:   June 14, 2002                           By: /S/ JEAN-YVES LALIBERTE
                                                     -------------------------
                                                     Jean-Yves Laliberte
                                                     Vice-President, Finance

                                INDEX TO EXHIBITS
                                -----------------


EXHIBIT
  NO.     EXHIBIT                                                          PAGE
  ---     -------                                                          ----

1.1 Articles of Incorporation of the Company, including all amendments thereto(1)

1.2       Bylaws of the Company, including all amendments thereto(1)

4.1 Summary of Credit Facility Agreement dated June 16, 1999 between the Company and National Bank of Canada(2)

4.2 Escrow Agreement (undated) among the Company, Abiting, Inc., and Colby, Monet, Demers, Delage & Crevier, as escrow agent(2)

4.3 Royalty Agreement dated May 31, 2000 between the Company and Major General Resources Ltd. (2)

4.4 Letter Agreement effective April 6, 2001 between the Company and Aurizon Mines Ltd. (2)

8.1       List of Subsidiaries

-----------

(1) Incorporated by reference to Exhibit No. 1 to the Company's Registration Statement on Form 20-F dated September 25, 1996 filed with the Securities and Exchange Commission.

(2) Incorporated by reference to the identically numbered exhibit to the Company's Annual Report on Form 20-F for the year ended December 31, 2000 filed with the Securities and Exchange Commission.

                  Consolidated Financial Statements of


                  RICHMONT MINES INC.


                  Years ended December 31, 2001, 2000 and 1999

RICHMONT MINES INC.
CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999

KPMG


     KPMG LLP
     CHARTERED ACCOUNTANTS
     2000 McGill College Avenue
     Suite 1900
     Montreal (Quebec) H3A 3H8                    Telephone (514) 840-2100
                                                  Telefax (514) 840-2187
                                                  www.kpmg.ca

AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of Richmont Mines Inc. as at December 31, 2001 and 2000 and the consolidated statements of earnings, retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, ona test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used nad significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2001 and 2000 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.


/s/ KPMG LLP
Chartered Accountants

Montreal, Canada
January 18, 2002









CONSOLIDATED FINANCIAL STATEMENTS


Consolidated Statements of Earnings......................................1

Consolidated Statements of Retained Earnings (Deficit)...................2

Consolidated Balance Sheets..............................................3

Consolidated Statements of Cash Flow.....................................4

Notes to Consolidated Financial Statements...............................5


RICHMONT MINES INC.
A.  CONSOLIDATED STATEMENTS OF EARNINGS
YEARS ENDED DECEMBER 31,
(IN CANADIAN DOLLARS)
----------------------------------------------------------------------------------------------------------------------------
                                                                            2001                2000               1999
                                                                               $                   $                  $
----------------------------------------------------------------------------------------------------------------------------
                                                                                               Restated           Restated
REVENUES
    Precious metals                                                      34,104,601          33,537,220         32,077,397
    Milling                                                                 313,460           1,581,330          2,353,850
    Other revenues                                                          843,350             390,274            347,255
                                                                    --------------------------------------------------------

                                                                         35,261,411          35,508,824         34,778,502
                                                                    --------------------------------------------------------
EXPENSES
    Operating costs                                                      19,183,300          21,953,168         23,290,892
    Ore transportation                                                    1,605,038           1,214,005          1,439,721
    Royalties                                                               206,591             454,798            511,231
    Administration                                                        1,660,124           1,197,375          1,391,789
    Exploration and evaluation of projects                                  460,300             190,231            132,238
    Evaluation and maintenance charges - Beaufor Mine                     1,283,528             744,097                  -
    Provision for site restoration costs                                  1,050,000             750,000                  -
    Depreciation and depletion                                            4,872,917           5,670,309          8,350,669
    Write-down of mining assets (NOTE 10)                                 4,162,918           5,964,208         13,052,241
                                                                    --------------------------------------------------------
                                                                         34,484,716          38,138,191         48,168,781
                                                                    --------------------------------------------------------
EARNINGS (LOSS) BEFORE OTHER ITEMS                                          776,695          (2,629,367)       (13,390,279)
MINING AND INCOME TAXES (NOTE 13)                                           258,605           1,449,209         (5,175,331)
                                                                    --------------------------------------------------------
                                                                            518,090          (4,078,576)        (8,214,948)
MINORITY INTEREST                                                                 -             687,650              8,845
                                                                    --------------------------------------------------------

NET EARNINGS (LOSS)                                                         518,090          (3,390,926)        (8,206,103)
                                                                    ========================================================


B.         NET EARNINGS (LOSS) PER SHARE, BASIC AND DILUTED                    0.03               (0.22)             (0.53)
                                                                    ========================================================


WEIGHTED AVERAGE NUMBER OF
    COMMON SHARES OUTSTANDING                                            15,051,644          15,156,374         15,479,022
                                                                    ========================================================


See accompanying notes to consolidated financial statements.


RICHMONT MINES INC.
CONSOLIDATED STATEMENTS OF RETAINED EARNINGS (DEFICIT)
YEARS ENDED DECEMBER 31,
(IN CANADIAN DOLLARS)
---------------------------------------------------------------------------------------------------------------

                                                                  2001                2000               1999
                                                                     $                   $                  $
---------------------------------------------------------------------------------------------------------------
                                                                                  Restated           Restated

C.         BALANCE, BEGINNING OF YEAR                          294,803           3,686,959         12,083,033

    Change in an accounting policy (NOTE 2)                   (424,555)           (351,087)          (363,138)
                                                         ------------------------------------------------------

    Restated balance                                          (129,752)          3,335,872         11,719,895

    Net earnings (loss)                                        518,090          (3,390,926)        (8,206,103)

    Redemption of shares (NOTE 7)                                2,374             (74,698)          (177,920)
                                                         ------------------------------------------------------


BALANCE, END OF YEAR                                           390,712            (129,752)         3,335,872
                                                         ======================================================


See accompanying notes to consolidated financial statements.


RICHMONT MINES INC.
CONSOLIDATED BALANCE SHEETS
DECEMBER 31,
(IN CANADIAN DOLLARS)
----------------------------------------------------------------------------------------------------
                                                                            2001             2000
                                                                               $                $
----------------------------------------------------------------------------------------------------
                                                                                         Restated
ASSETS
CURRENT ASSETS
    Cash and cash equivalents                                         15,605,777        11,251,588
    Accounts receivable                                                1,248,004           793,496
    Inventories (NOTE 3)                                               1,406,642         4,921,325
                                                                  ----------------------------------
                                                                      18,260,423        16,966,409

PROPERTY, PLANT AND EQUIPMENT (NOTE 4)                                13,791,839        14,500,754
                                                                  ----------------------------------
                                                                      32,052,262        31,467,163
                                                                  ==================================
LIABILITIES

CURRENT LIABILITIES
    Accounts payable and accrued charges                               3,837,970         3,186,320

D.         PROVISION FOR SITE
    RESTORATION COSTS (NOTE 6)                                         2,776,000         2,226,000

FUTURE MINING AND INCOME TAXES                                            78,143         1,206,194
                                                                  ----------------------------------

                                                                       6,692,113         6,618,514
                                                                  ----------------------------------
SHAREHOLDERS' EQUITY

    Capital stock (NOTE 7)                                            24,969,437        24,978,401
    Retained earnings (deficit)                                          390,712          (129,752)
                                                                  ----------------------------------
                                                                      25,360,149        24,848,649
                                                                  ----------------------------------
    Commitments (NOTE 8)
    Contingencies (NOTE 9)
                                                                      32,052,262        31,467,163
                                                                  ==================================

See accompanying notes to consolidated financial statements.



On behalf of the Board:



------------------------------                    -----------------------------
Jean-Guy Rivard                                   Rejean Houle
Director                                          Director


RICHMONT MINES INC.
CONSOLIDATED STATEMENTS OF CASH FLOW
YEARS ENDED DECEMBER 31,
(IN CANADIAN DOLLARS)
------------------------------------------------------------------------------------------------------------------------

                                                                         2001                 2000              1999
                                                                            $                    $                 $
------------------------------------------------------------------------------------------------------------------------
                                                                                            Restated          Restated
E.         CASH FLOW FROM OPERATIONS
    Net earnings (loss)                                                 518,090           (3,390,926)       (8,206,103)
    Adjustments for:
       Depreciation and depletion                                     4,872,917            5,670,309         8,350,669
       Provision for site restoration costs                             550,000              750,000                 -
       Write-down of mining assets                                    4,162,918            5,964,208        13,052,241
       Minority interest                                                      -             (687,650)           (8,845)
       Future mining and income taxes                                (1,128,051)           1,258,588        (5,721,480)
                                                             -----------------------------------------------------------
                                                                      8,975,874            9,564,529         7,466,482
    Net change in non-cash working capital                            2,974,514            1,407,229          (425,350)
                                                             -----------------------------------------------------------

                                                                     11,950,388           10,971,758         7,041,132
                                                             -----------------------------------------------------------

F.         CASH FLOW USED IN INVESTMENTS
    Francoeur Mine                                                            -             (826,058)       (4,123,161)
    Nugget Pond Mine                                                    (25,781)            (677,015)         (943,150)
    Beaufor Mine                                                     (3,599,984)            (733,499)         (998,836)
    Hammerdown Mine                                                  (3,858,801)          (4,750,948)                -
    Camflo Mill and other investments                                  (105,043)            (197,414)         (345,964)
    Deferred expenditures                                                     -                    -          (558,898)
                                                             -----------------------------------------------------------

                                                                     (7,589,609)          (7,184,934)       (6,970,009)
                                                             -----------------------------------------------------------

G.         CASH FLOW USED IN FINANCING ACTIVITIES
    Redemption of common shares                                          (6,590)            (656,048)         (425,397)
    Issue of common shares                                                    -                    -            12,500
                                                             -----------------------------------------------------------

                                                                         (6,590)            (656,048)         (412,897)
                                                             -----------------------------------------------------------

Net increase (decrease) in cash and cash equivalents                  4,354,189            3,130,776          (341,774)

Cash and cash equivalents, beginning of year                         11,251,588            8,120,812         8,462,586
                                                             -----------------------------------------------------------

Cash and cash equivalents, end of year                               15,605,777           11,251,588         8,120,812
                                                             ===========================================================

CASH FLOW FROM OPERATIONS PER SHARE                                        0.79                 0.72              0.45
                                                             ===========================================================

    Supplemental information Cash paid (received) during the year:
       Mining and Income taxes                                           34,036              (68,032)          799,351




See accompanying notes to consolidated financial statements.

RICHMONT MINES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999 (AMOUNTS ARE PRESENTED
--------------------------------------------------------------------
IN CANADIAN DOLLARS)
--------------------


        The Company, incorporated under Part 1A of the Quebec Companies Act, is engaged in mining, exploration and development of mining properties, principally gold.

1.      SIGNIFICANT ACCOUNTING POLICIES

        The consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles. As described in note 14, these principles differ in certain material respects from the principles that the Company would have followed had its consolidated financial statements been prepared in accordance with generally accepted accounting principles in the United States. The significant accounting policies followed by the Company are as follows:


        a)   Basis of consolidation

             The consolidated financial statements include the accounts of the Company and those of its subsidiaries, Camflo Mill Inc. (100%) and Louvem Mines Inc. (69.3%).

        b)   Precious metals revenue recognition

             Precious metals revenue, based upon spot metal prices or forward sales contracts, is recorded when rights and obligations related to ownership pass to the purchaser.

        c)   Cash and cash equivalents

             Cash and cash equivalents comprise cash and short-term investments with original maturity dates of less than three months.

        d)   Inventories

             Supply inventories are valued at the lower of average cost and replacement cost. Ore inventories and precious metals are valued at the lower of average cost and net realizable value.

        e)   Property, plant and equipment

             Development costs are capitalized when a decision is made to bring an orebody into production. When a project is brought into commercial production, related costs are transferred to the various fixed assets categories and are depleted on the units of production method calculated on proven and probable reserves. Depreciation of mobile equipment is calculated using the straight-line method based on its anticipated useful life.

             Construction costs include interest on funds borrowed. Upon commencement of commercial production, construction costs are transferred to the various categories of buildings and equipment and amortized on their respective bases .

             When the net carrying value of a capital asset exceeds the estimated undiscounted future net cash flow, the excess is charged to earnings.

RICHMONT MINES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999 (AMOUNTS ARE PRESENTED
-------------------------------------------------------------------
IN CANADIAN DOLLARS)
--------------------

1.      SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

        f)   Exploration properties

             Mining exploration expenditures are expensed as incurred. Property acquisition costs relating to exploration properties and expenditures incurred on properties identified as having development potential are capitalized. Costs associated with economically viable projects are amortized in accordance with the policies described above upon commencement of production.

        g)   Site restoration costs

             Future restoration costs are charged against earnings. The estimation of these costs depends on the development of environmentally acceptable closure and post-closure plans.

        h)   Future mining and income taxes

             The Company accounts for income taxes under the asset and liability method. Under this method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

        i)   Stock Option Plan

             The Company has a Stock Option Plan, which is described in note 7
             b). Any consideration paid on exercise of stock options is credited to share capital.

        j)   Foreign currency translations

             Transactions pertaining to the statement of earnings are translated at the rate of exchange prevailing at the date of the transaction. Monetary assets and liabilities resulting from these transactions are translated at the rate of exchange in effect at the balance sheet date.

        k)   Hedging activities

             Gains and losses on forward contracts and other instruments that effectively establish prices for future production are not recognized in income until reflected in sales revenues when the related production is delivered.

        l)   Government assistance

             Grants originating from government assistance are recorded either as a reduction of the eligible operating charges or the property, plant and equipment, based on the nature of the grant.

        m)   Earnings (loss) per share

             Earnings (loss) per share is the result of the net earnings (loss) divided by the average outstanding number of shares during the period. Diluted earnings (loss) per share is determined on the same basis except that the denominator also includes potential shares originating from the stock option plan if their exercise price is lower than the average quoted market price during the period and is calculated using the treasury stock method.

         n)  Use of estimates

             The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses. Significant areas requiring the use of management estimates relate to the useful life of assets for amortization purposes and for the evaluation of their net recoverable amount, the provisions for site restoration costs and income taxes. Accordingly, actual results could differ from these estimates.

RICHMONT MINES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999 (AMOUNTS ARE PRESENTED
-------------------------------------------------------------------
IN CANADIAN DOLLARS)
--------------------

2.      CHANGE IN AN ACCOUNTING POLICY

        During the year 2001, the Company adopted a new accounting policy related to revenue recognition in order to harmonize its policy with the North American precious metals industry. Prior to this change, precious metals revenue was recorded when gold bullion was produced. Revenue is now recognized when rights and obligations related to ownership pass to the purchaser. Accordingly, the financial statements for the years ended December 31, 2000 and 1999, were restated following this change in accounting policy. Therefore, the balance of retained earnings as at December 31, 1998, has been decreased by $363,138 and the net loss for the years ended December 31, 2000 and 1999, has been increased (decreased) by $73,468 and ($12,051) respectively.

3.      INVENTORIES

         ----------------------------------------------------------------------
                                                       2001               2000
                                                          $                  $
         ----------------------------------------------------------------------
         ----------------------------------------------------------------------
         (A)                                                         Restated
         (B)        PRECIOUS METALS                 532,577          3,347,336
         Ore                                        306,450            508,830
         Supply                                     567,615          1,065,159
                                         --------------------------------------
                                                  1,406,642          4,921,325
                                         ======================================


4.      PROPERTY, PLANT AND EQUIPMENT


         ---------------------------------------------------------------------------------------------------------------------------
                                                   2001                                                2000
         ---------------------------------------------------------------------------------------------------------------------------
                                 Cost          Accumulated         Net book          Cost           Accumulated        Net book
                                               depreciation                                        depreciation
                                              and depletion         value                          and depletion         value
                                  $                 $                 $                $                 $                 $
         --------------------------------------------------------------------------------------------------------------------------
         Mining properties      5,326,723           867,899        4,458,824       6,339,151           4,771,085       1,568,066
         Development costs      6,033,572         2,021,824        4,011,748      10,068,607           7,009,788       3,058,819
         Buildings              5,122,838         3,545,382        1,577,456       4,716,785           3,131,980       1,584,805
         Equipment             12,030,415         8,286,604        3,743,811      10,784,518           7,764,244       3,020,274
         Property under
            development                 -                 -                -       5,268,790                   -       5,268,790
         --------------------------------------------------------------------------------------------------------------------------
                               28,513,548        14,721,709       13,791,839      37,177,851          22,677,097      14,500,754
         ==========================================================================================================================


5.      BANK LOAN

           AS AT DECEMBER 31, 2001, THE COMPANY HAD A LINE OF CREDIT OF $2,000,000 AND A REVOLVING CREDIT FACILITY OF $5,000,000, SECURED BY ALL ITS ASSETS, RENEWABLE ON AN ANNUAL BASIS, BEARING INTEREST AT PRIME RATE FOR THE LINE OF CREDIT AND PRIME PLUS 0.75% FOR THE REVOLVING CREDIT FACILITY.

6.      PROVISION FOR SITE RESTORATION COSTS

        The Company's mining and exploration activities are subject to various federal and provincial laws and regulations governing the protection of the environment. These laws and regulations are continually changing and generally becoming more restrictive. The Company conducts its operations so as to protect public health and the environment. The Company has a provision of $2,776,000 to cover site restoration costs based on management's best estimate of such costs. Such estimates are, however, subject to change based on modifications to laws and regulations or as new information becomes available.

RICHMONT MINES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999 (AMOUNTS ARE PRESENTED
-------------------------------------------------------------------
IN CANADIAN DOLLARS)
--------------------

6.      PROVISION FOR SITE RESTORATION COSTS (CONTINUED)

        The following table sets forth the evolution of the provision for site restoration costs for the years ended December 31, 2001, 2000 and 1999:


         ----------------------------------------------------------------------------------------------------------
                                                               2001                    2000                  1999
                                                                  $                       $                     $
         ----------------------------------------------------------------------------------------------------------
         Francoeur Mine                                     101,000                 101,000               114,000
         Nugget Pond and Hammerdown Mines                   800,000                       -                     -
         Beaufor Mine                                       500,000                 750,000                     -
         Camflo Mill                                      1,375,000               1,375,000             1 375 000
                                               --------------------------------------------------------------------
                                                          2,776,000               2,226,000             1,489,000
                                               ====================================================================


7.      CAPITAL STOCK


        Authorized: Unlimited number of common shares, no par value

         ------------------------------------------------------------------------------------------------------
                                                            2001                            2000
         ------------------------------------------------------------------------------------------------------
                                                   Number           Amount          Number          Amount
                                                  of shares           $            of shares           $
         ------------------------------------------------------------------------------------------------------

         ISSUED AND PAID:  COMMON SHARES
         Balance, beginning of year               15,056,600       24,978,401      15,406,811      25,559,751

         Redemption of shares a)                      (5,400)          (8,964)       (350,211)       (581,350)
                                              -----------------------------------------------------------------
                                              -----------------------------------------------------------------
         BALANCE, END OF YEAR                     15,051,200       24,969,437      15,056,600      24,978,401
                                              =================================================================

        a)   Redemption of shares:

             During 2001, the Company redeemed 5,400 common shares (2000 - 350,211) for $6,590 in cash (2000 - $656,048). This transaction has increased (reduced) retained earnings by $2,374 (2000 - ($74,698)).

        b)   Common share purchase options:

             The Company offers a Stock Option Plan under which options to acquire common shares may be granted to its directors, officers and employees. According to this plan, established in 1995 and amended May 22, 1997, the Company may grant options for up to 3,500,000 common shares. The exercise price of each option is the market price of the Company's stock on the date of grant and the maximum term of the granted options is five years.

             A summary of the status, as of December 31, 2001 and 2000 of the Company's Stock Option Plan, and changes during the years then ended, is presented below:

RICHMONT MINES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999 (AMOUNTS ARE PRESENTED
-------------------------------------------------------------------
IN CANADIAN DOLLARS)
--------------------


7.      CAPITAL STOCK (CONTINUED)

        b)   Common share purchase options (continued):

        Stock Option Plan:

         -------------------------------------------------------------------------------------------------------------------
                                                                  2001                                 2000
         -------------------------------------------------------------------------------------------------------------------
                                                      NUMBER OF     WEIGHTED AVERAGE      NUMBER OF      WEIGHTED AVERAGE
                                                       OPTIONS       EXERCISE PRICE        OPTIONS        EXERCISE PRICE
         -------------------------------------------------------------------------------------------------------------------
         Options outstanding, beginning of year         1,665,000         $3.37             1,717,000         $3.77
         Granted                                          275,000         $1.83               495,000         $1.76

         Cancelled or expired                            (420,000)        $3.90              (547,000)        $3.18
                                                   -------------------------------------------------------------------------
         OPTIONS OUTSTANDING, END OF YEAR               1,520,000         $2.94             1,665,000         $3.37
                                                   =========================================================================

         EXERCISABLE OPTIONS , END OF YEAR              1,500,000         $2.94             1,590,000         $3.36
                                                   =========================================================================

           The following table summarizes information about stock options outstanding at December 31, 2001:

         --------------------------------------------------------------------------------------------------------------------------
                                  OPTIONS OUTSTANDING AT DECEMBER 31, 2001                        EXERCISABLE OPTIONS AT
                                                                                                            DECEMBER 31, 2001
         --------------------------------------------------------------------------------------------------------------------------
               EXERCISE           NUMBER OF     WEIGHTED AVERAGE OF    WEIGHTED AVERAGE     NUMBER OF OPTIONS      WEIGHTED AVERAGE
                                               REMAINING CONTRACTUAL
                PRICES             OPTIONS          LIFE (YEARS)        EXERCISE PRICE                              EXERCISE PRICE
         --------------------------------------------------------------------------------------------------------------------------
               $1,65 a $1,92       600,000              3.8                  $1.75              600,000                 $1.75
               $2,00 a $2,85       420,000              2.3                  $2.52              410,000                 $2.52
               $3,20 a $3,93       250,000              1.9                  $3.75              240,000                 $3.76
               $5,23 a $6,15       250,000              0.2                  $5.69              250,000                 $5.69
         --------------------------------------------------------------------------------------------------------------------------
                                 1,520,000              2.5                  $2.94             1,500,000                $2.94
         ==========================================================================================================================


8.      COMMITMENTS

        The Company pays $1.50 per metric tonne of ore processed at the Nugget Pond Mill, up to a maximum of 100,000 tonnes per year.

        The Company would also be subject to pay royalties for Hanmerdown and Beaufor mines and other properties if they were brought into commercial production.

        The Company has posted a letter of credit for $1,257,000 as security for its site restoration obligations.

9.      CONTINGENCIES

        The Company is illegible for government assistance over the next three years and this assistance would become payable under conditions specified in an agreement with the Quebec Ministry of Natural Resources. It is not currently possible to determine the amount of such a repayment and, accordingly, no provision has been recorded in these financial statements.

        Furthermore, after year-end, Louvem Mines Inc. received a preliminary notice from the Ministry of Natural Resources requesting the subsidiary's observations with respect to the Minister's possible demand that restoration work be carried out at three mining concessions owned by the Company's subsidiary prior to June 30, 1992. It is difficult to evaluate the impact of this notice at this time.

RICHMONT MINES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999 (AMOUNTS ARE PRESENTED
-------------------------------------------------------------------
IN CANADIAN DOLLARS)
--------------------


10.     WRITE-DOWN OF MINING ASSETS

           THE COMPANY REVIEWED THE CARRYING VALUE OF ITS ASSETS AND CONCLUDED THAT A WRITE-DOWN WAS REQUIRED:



         ------------------------------------------------------------------------------------------------------------
                                                                        2001                2000               1999
                                                                           $                   $                  $
         ------------------------------------------------------------------------------------------------------------
         Write-down of Nugget Pond Mines's assets                  4,162,918                   -                  -
         Write-down of Beaufor Mine's assets                               -           3,740,157                  -
         Write-down of Francoeur Mine's assets                             -                   -         12,723,495
         Write-down of other assets                                        -           2,224,051            328,746
                                                          -----------------------------------------------------------
         Write-down of mining assets                               4,162,918           5,964,208         13,052,241
         Recovery of mining and income taxes                      (1,081,987)           (690,490)        (5,230,683)
                                                          -----------------------------------------------------------
         WRITE-DOWN OF MINING ASSETS NET OF                        3,080,931           5,273,718          7,821,558
            MINING AND INCOME TAXES
                                                          ===========================================================

11.     INFORMATION BY SEGMENT

        The Company operates gold mines at different sites in Quebec and Newfoundland. These sites are managed separately given their different locations. The Company assesses the performance of each segment based on earnings (loss) before taxes and minority interest.


         ------------------------------------------------------------------------------------------------------------------------
                                                                                     Louvem
         2001                                                                         50%
                                                 Quebec         Newfoundland        Beaufor         Others           Total
                                                   $                  $                $               $               $
         ------------------------------------------------------------------------------------------------------------------------
         Revenues                                14,745,633          19,631,607         79,687         804,484       35,261,411
         Mining operation
            and other expenses                   10,872,526          12,397,848      1,797,671         380,836       25,448,881
         Depreciation and depletion                 708,761           4,094,842              -          69,314        4,872,917
         Write-down of mining assets                      -           4,162,918              -               -        4,162,918
                                             ------------------------------------------------------------------------------------
         EARNINGS (LOSS) BEFORE TAXES
            AND OTHER ITEMS                       3,164,346          (1,024,001)    (1,717,984)        354,334          776,695
         ------------------------------------------------------------------------------------------------------------------------
         Acquisition of property,
            plant and equipment                   2,973,632           3,884,582        626,352         105,043        7,589,609
         ------------------------------------------------------------------------------------------------------------------------
         Property, plant and equipment            2,973,632           9,883,173        626,352         308,682       13,791,839
         Other assets                               666,443           1,625,346        356,881      15,611,753       18,260,423
         ------------------------------------------------------------------------------------------------------------------------
         Total assets                             3,640,075          11,508,519        983,233      15,920,435       32,052,262
         ------------------------------------------------------------------------------------------------------------------------


RICHMONT MINES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999 (AMOUNTS ARE PRESENTED
-------------------------------------------------------------------
IN CANADIAN DOLLARS)
--------------------


11.   INFORMATION BY SEGMENT (CONTINUED)


      -----------------------------------------------------------------------------------------------------------------------
                                                                                  Louvem
      2000                                                                         50%
                                              Quebec          Newfoundland        Beaufor         Others           Total
                                                 $                  $                $               $               $
      -----------------------------------------------------------------------------------------------------------------------
                                                                                                                  RESTATED
      Revenues                                8,921,718          16,634,399      7,936,910       2,015,797       35,508,824
      Mining operation
         and other expenses                   8,340,767           9,113,949      8,764,751         284,207       26,503,674
      Depreciation and depletion                162,880           3,819,558        727,312         960,559        5,670,309
      Write-down of mining assets                     -                   -      3,740,157       2,224,051        5,964,208
                                           ----------------------------------------------------------------------------------
      EARNINGS (LOSS) BEFORE TAXES
         AND OTHER ITEMS                        418,071           3,700,892     (5,295,310)     (1,453,020)      (2,629,367)
      -----------------------------------------------------------------------------------------------------------------------
      Acquisition of property,
         plant and equipment                    826,058           5,427,963        733,499         197,414        7,184,934
      -----------------------------------------------------------------------------------------------------------------------
      Property, plant and equipment             433,007           13,794,794             -         272,953       14,500,754
      Other assets                            2,265,791           3,587,856        177,744      10,935,018       16,966,409
      -----------------------------------------------------------------------------------------------------------------------
      Total assets                            2,698,798          17,382,650        177,744      11,207,971       31,467,163
      -----------------------------------------------------------------------------------------------------------------------

      -----------------------------------------------------------------------------------------------------------------------
                                                                                   Louvem
      1999                                                                          50%
                                               Quebec         Newfoundland         Beaufor         Others           Total
                                                 $                  $                 $               $               $
      -----------------------------------------------------------------------------------------------------------------------
                                                                                                                  RESTATED
      Revenues                                8,427,782          15,309,483      8,970,382       2,070,855       34,778,502
      Mining operation
         and other expenses                   7,831,693           9,651,526      8,319,942         962,710       26,765,871
      Depreciation and depletion              1,047,302           5,761,362        726,301         815,704        8,350,669
      Write-down of mining assets            12,723,495                   -              -         328,746       13,052,241
                                           ----------------------------------------------------------------------------------

      EARNINGS (LOSS) BEFORE TAXES
         AND OTHER ITEMS                    (13,174,708)           (103,405)       (75,861)        (36,305)     (13,390,279)

      -----------------------------------------------------------------------------------------------------------------------

      Acquisition of property,
         plant and equipment                  4,123,161           1,502,048        998,836         345,964        6,970,009

      -----------------------------------------------------------------------------------------------------------------------

      Property, plant and equipment                   -          11,668,609      3,581,100       3,260,088       18,509,797
      Other assets                            1,105,144           4,177,187      1,202,897       9,076,064       15,561,292
      -----------------------------------------------------------------------------------------------------------------------
      -----------------------------------------------------------------------------------------------------------------------

      Total assets                            1,105,144          15,845,796      4,783,997      12,336,152       34,071,089
      -----------------------------------------------------------------------------------------------------------------------


12.     FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

        The nature of the Company's operations exposes it to commodity price fluctuations and to foreign currency exchange rates. The Company manages its exposure to these risks through the use of derivative financial instruments and gold commodity contracts.

RICHMONT MINES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999 (AMOUNTS ARE PRESENTED
-------------------------------------------------------------------
IN CANADIAN DOLLARS)
--------------------

        The Board of Directors approves all policies concerning the use of derivative financial instruments and gold commodity contracts. The Company does not enter into any financial instruments or derivative financial instruments for trading or speculative purposes.

RICHMONT MINES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999 (AMOUNTS ARE PRESENTED
-------------------------------------------------------------------
IN CANADIAN DOLLARS)
--------------------


12.     FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (CONTINUED)

        a)   Foreign exchange risk

             The Company realizes a significant portion of its revenues in U.S. dollars and enters into various types of foreign exchange contracts in managing its foreign exchange risk.

             As at December 31, 2001, the Company did not have forward exchange contracts for the year 2002. As at December 31, 2000, the Company had forward exchange contracts maturing in the year 2001 of US$3,000,000 at an average rate of 1.5238, having a fair value of $77,043.

        b)   Commodity price risk

             For its gold production, the Company reduces its price risk through the use of forward sales contracts.

             As at December 31, 2001, the Company did not have forward sales contracts for ounces of gold for the year 2002. As at December 31, 2000, under forward sales, the Company had hedged a total of 9,000 ounces of gold for 2001 at an average price of US$273.

             The fair value of the Company's off-balance sheet financial instruments, held as at December 31, 2000, is based on the notional gain or loss accrued using the market prices on the reporting date. As at December 31, 2000, the value was a gain of approximately $27,077 for gold commodity contracts.

        c)   Credit risk

             Financial instruments that subject the Company to market risk and concentrations of credit risk consist primarily of cash and cash equivalents, short-term investments, accounts receivable, forward contracts and option contracts for currencies and gold. The Company places its cash and cash equivalents in high-quality securities issued by government agencies, financial institutions and major corporations, and limits the amount of credit exposure by diversifying its holdings. The Company is exposed to credit risk in the event of non-performance by counterparties in connection with its currency and gold forward option contracts. The Company does not obtain any security to support financial instruments subject to credit risk but mitigates this risk by dealing only with a diverse group of financially sound counterparties and, accordingly, does not anticipate loss for non-performance. The Company continually monitors the market risk of its hedging activities.

13.     MINING AND INCOME TAXES

             Mining and income tax expense (recovery) attributable to earnings
             (loss) consists of:

         --------------------------------------------------------------------
                                  2001              2000               1999
                                     $                 $                  $
         --------------------------------------------------------------------
                                                Restated           Restated
         Current            1,386,656            190,621            546,149
         Future            (1,128,051)         1,258,588         (5,721,480)
                    ---------------------------------------------------------
                    ---------------------------------------------------------

         Total                258,605          1,449,209         (5,175,331)
                    =========================================================

RICHMONT MINES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999 (AMOUNTS ARE PRESENTED
-------------------------------------------------------------------
IN CANADIAN DOLLARS)
--------------------

                     13.       MINING AND INCOME TAXES (CONTINUED)

        Income tax expense (recovery) attributed to the earnings (loss) differs from the amounts computed by applying the combined federal and provincial income tax rate of 32.83% (2000 - 33.10% and 1999 - 33.15%)
        to the earnings (loss) before tax as a result of the following:



         -------------------------------------------------------------------------------------------------------
                                                                    2001               2000               1999
                                                                       $                  $                  $
         -------------------------------------------------------------------------------------------------------
                                                                                   Restated           Restated
         EARNINGS (LOSS) BEFORE INCOME TAXES:                    776,695         (2,629,367)       (13,390,279)
                                                         -------------------------------------------------------

         Computed "expected" tax expense (recovery)              254,960           (870,320)        (4,432,182)
         Increase (decrease) in income
            taxes resulting from:
               Resource allowance deduction                     (595,449)          (560,264)           233,730
               Tax benefits not recognized                       517,685          2,446,432            131,020
               Prior years adjustments                           (77,520)          (141,561)                 -
               Other                                            (217,463)            42,470            (29,481)
                                                         -------------------------------------------------------
         Income taxes                                           (117,787)           916,757         (4,096,913)
         Large corporations tax                                    1,200             38,509             95,772
         Mining duties                                           375,192            493,943         (1,174,190)
                                                         -------------------------------------------------------
         TOTAL CURRENT AND FUTURE MINING TAX PROVISION           258,605          1,449,209         (5,175,331)
                                                         =======================================================




                     THE TAX EFFECTS OF TEMPORARY DIFFERENCES THAT GIVE RISE TO SIGNIFICANT PORTIONS OF THE FUTURE TAX ASSETS AND FUTURE
TAX LIABILITIES AT DECEMBER 31, 2001 AND 2000, ARE PRESENTED BELOW:


         --------------------------------------------------------------------
                                                    2001               2000
                                                       $                  $
         --------------------------------------------------------------------
                                                                   Restated
         FUTURE TAX ASSETS:
            Loss carry forwards                1,076,238            530,680
            Site restoration costs             1,204,041            956,030
            Property, plant and equipment      3,372,459          3,249,588
                                              -------------------------------
            Total gross future tax assets      5,652,738          4,736,298
            Less valuation allowance          (4,775,144)        (4,082,763)
                                              -------------------------------
            NET FUTURE TAX ASSETS                877,594            653,535

         FUTURE TAX LIABILITIES:
            Property, plant and equipment       (732,973)        (1,745,280)
            Deferred income - mining taxes      (222,764)          (114,449)
                                              -------------------------------
            NET FUTURE TAX LIABILITIES           (78,143)        (1,206,194)
                                              ===============================


     As at December 31, 2001, one of the Company's subsidiaries has potential income tax benefits related to a loss carried forward that has not been reflected in the financial statements. This loss, which may reduce taxable income until 2008 and consequently reduce income taxes, amounts to $1,816,000.

RICHMONT MINES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999 (AMOUNTS ARE PRESENTED
-------------------------------------------------------------------
IN CANADIAN DOLLARS)
--------------------


14.    EFFECT OF APPLYING UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

       These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP).

       The effect of applying United States generally accepted accounting principles ("U.S. GAAP") on net earnings (loss) would be as follows:


         --------------------------------------------------------------------------------------------------------------------
                                                                               2001                2000                1999
                                                                                  $                   $                   $
         --------------------------------------------------------------------------------------------------------------------
                                                                                               Restated            Restated
         NET EARNINGS (LOSS) REPORTED UNDER CANADIAN GAAP                   518,090          (3,390,926)         (8,206,103)
         Add (deduct):
            Amortization of start-up costs a)                               377,798             103,473                   -
            Differences in accounting related to forward contracts b)       599,473            (599,473)          3,472,415
            Income taxes c)                                                (439,772)            223,200          (1,582,497)
                                                                        -----------------------------------------------------

         NET EARNINGS (LOSS) AND COMPREHENSIVE INCOME
            REPORTED UNDER U.S. GAAP                                      1,055,589          (3,663,726)         (6,316,185)
                                                                        =====================================================

         NET EARNINGS (LOSS) PER SHARE REPORTED UNDER U.S. GAAP                0.07               (0.24)              (0.41)
                                                                        =====================================================



         Shareholders' equity reported under Canadian GAAP               25,360,149          24,848,649
            Start-up costs a)                                                     -            (377,798)
            Derivatives b)                                                        -            (599,473)
            Income taxes c)                                                       -             439,772
                                                                        ---------------------------------

         SHAREHOLDERS' EQUITY REPORTED UNDER U.S. GAAP                   25,360,149          24,311,150
                                                                        =================================

a) Under U.S. GAAP, the start-up costs, which are capitalized under Canadian GAAP, must be charged against earnings.
b) U.S. GAAP prohibit the classification of forward foreign exchange contracts as hedging instruments unless they are matched against specific contracted receipts. The fair value of any excess is taken to income as required under U.S. GAAP.
c)     These amounts represent the tax impacts relating to the above adjustments
       a) and b).


15.     COMPARATIVE FIGURES

The presentation of certain accounts in the previous years has been changed to conform with the presentation adopted for the current year.