Form 20-F
period 2002-12-31
RICHMONT MINES INC
filed 2003-06-27
CIK 1023996

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 20-F

           REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR
           ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
      XXX  THE SECURITIES EXCHANGE ACT OF 1934
     -----

                   For the fiscal year ended December 31, 2002

                                       OR

            TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE THE SECURITIES EXCHANGE ACT OF 1934

             For the transition period from         to
                                           --------    --------

                         Commission file number 0-28816

                               RICHMONT MINES INC.
             ------------------------------------------------------
             (Exact name of Registrant as specified in its charter)

                                 QUEBEC, CANADA
                 -----------------------------------------------
                 (Jurisdiction of incorporation or organization)

              110, AVENUE PRINCIPALE, ROUYN-NORANDA, QUEBEC J9X 4P2
              -----------------------------------------------------
                    (Address of principal executive offices)

          Securities registered pursuant to Section 12(b) of the Act:

      TITLE OF EACH CLASS           NAME OF EACH EXCHANGE ON WHICH REGISTERED
    --------------------------      -----------------------------------------
    Common Stock, no par value               American Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:
                                                        None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
                                                        None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 15,747,300

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past ninety days.
                                                            Yes XXX    No
                                                                ---       ---
Indicate by check mark which financial statement item the registrant has elected to follow:
                                                        Item 17 XXX  Item 18
                                                                ---       ---


                                  Page 1 of 56
                          Index to Exhibits on Page 56

                                TABLE OF CONTENTS

                                                                          PAGE

ITEM 1.   IDENTITY OF DIRECTORS, SENIOR MANAGEMENT
          AND ADVISORS......................................................1

ITEM 2.   OFFER STATISTICS AND EXPECTED TIMETABLE...........................1

ITEM 3.   KEY INFORMATION...................................................1

ITEM 4.   INFORMATION ON THE COMPANY........................................8

ITEM 5.   OPERATING AND FINANCIAL REVIEW AND PROSPECTS.....................23

ITEM 6.   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.......................27

ITEM 7.   MAJOR SHAREHOLDERS AND RELATED PARTY
          TRANSACTIONS.....................................................35

ITEM 8.   FINANCIAL INFORMATION............................................36

ITEM 9.   THE OFFER AND LISTING............................................37

ITEM 10.  ADDITIONAL INFORMATION...........................................40

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURE
          ABOUT MARKET RISK................................................50

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN
          EQUITY SECURITIES................................................51

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES..................52

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF
          SECURITY HOLDERS AND USE OF PROCEEDS.............................52

ITEM 15.  CONTROLS AND PROCEDURES..........................................52

ITEM 16A  AUDIT COMMITTEE FINANCIAL EXPERT.................................52



ITEM 16B  CODE OF ETHICS...................................................52



ITEM 16C  PRINCIPAL ACCOUNTANT FEES AND SERVICES...........................52



ITEM 16D  EXEMPTIONS FROM THE LISTING STANDARDS
          FOR AUDIT COMMITTEES.............................................52



ITEM 17.  FINANCIAL STATEMENTS.............................................53

ITEM 18.  FINANCIAL STATEMENTS.............................................53

ITEM 19.  EXHIBITS.........................................................53

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

NEW ACCOUNTING STANDARDS

                  On January 1, 2002, the Company prospectively adopted the new accounting recommendations of Section 3870 of the Canadian Institute of Chartered Accountants Handbook relating to stock-based compensation and other stock-based payments made in exchange for goods and services. The Company has chosen to continue using the settlement value method to record the stock options granted for the benefit of senior executives and management and, as required by the new recommendations, has applied the fair value method for the options granted to non-employees. Any consideration paid when the options are exercised is credited to capital stock.

                  The Company has not declared or paid any dividends on its capital stock during the past five years.

                             SELECTED FINANCIAL DATA
                     (CDN$) (IN 000, EXCEPT PER SHARE DATA)
                                 (CANADIAN GAAP)

                                                                       YEAR ENDED DECEMBER 31
                                        ----------------------------------------------------------------------------
                                                   (THOUSANDS OF CANADIAN DOLLARS EXCEPT PER SHARE DATA)

                                                 2002           2001           2000           1999            1998
                                        ----------------------------------------------------------------------------
Total revenues                                 51,995         35,044         34,792         34,778          47,424
Net earnings (loss) before
   write-down of mining assets
   and provision for site
   restoration costs                            9,152          4,649          2,632           (385)          3,775
Write-down of mining assets                         -          4,163          5,964         13,052               -
Provision for site
   restoration costs                              100          1,050            750              -               -

Net earnings (loss)                             9,086            518         (3,391)        (8,206)          3,775
Net earnings (loss) before
   write-down of mining assets
   and provision for site
   restoration costs per share                   0.60           0.31           0.17          (0.02)           0.24

Net earnings (loss) per share                    0.59           0.03          (0.22)         (0.53)           0.24
Net earnings (loss) per share (on a
fully diluted basis)                             0.57           0.03          (0.22)         (0.53)           0.24


Total assets                                   45,276         32,052         31,467         34,248          49,628

Long-term debt                                      -              -              -              -               -

Working capital                                29,775         14,287         13,780         12,532          12,705

SHAREHOLDERS' EQUITY

     Total                                     36,403         25,360         24,849         33,691          42,310

     Per share                                   2.31           1.68           1.64           2.18            2.70


                             SELECTED FINANCIAL DATA
                     (CDN$) (IN 000, EXCEPT PER SHARE DATA)
                           (U.S. GAAP RECONCILIATION)

                                           (YEAR ENDED DECEMBER 31)

                               2002      2001       2000       1999      1998
                               ----      ----       ----       ----      ----
                              8,918     1,056    (3,664)    (6,316)     4,007
Net Income (Loss)
                               0.58      0.07     (0.24)     (0.41)      0.26
 Basic EPS
                             15,339    15,052     15,156     15,479    15,665
Wgt. Avg. No. of Shares
                             36,236    25,360     24,311     33,841    47,105
Shareholders' Equity
                             45,109    32,052     31,439     39,205    62,599
Total Assets

EXCHANGE RATES

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

                   U.S. DOLLAR/CANADIAN DOLLAR EXCHANGE RATES

                   ------------------------ ------------------
                         Year ended              AVERAGE
                         DECEMBER 31
                   ------------------------ ------------------
                            1998                 1.4831
                            1999                 1.4858
                            2000                 1.4852
                            2001                 1.5484
                            2002                 1.5704

                  The following table sets forth the high and low exchange rate for the past six months. As of June 24, 2003, the exchange rate was 1.3599.

U.S. DOLLAR/CANADIAN DOLLAR EXCHANGE RATES

              MONTH         HIGH              LOW
            ---------      ------            ------
        December 2002      1.5801            1.5457
         January 2003      1.5777            1.5176
        February 2003      1.5329            1.4832
           March 2003      1.4950            1.4605
           April 2003      1.4924            1.4316
             May 2003      1.4263            1.3438

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

         PROVEN MINERAL RESERVES

         A proven mineral reserve is the economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

         PROBABLE MINERAL RESERVES

         A probable mineral reserve is the economically mineable part of an indicated and, in some circumstances, a measured mineral resource, demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

         GENERAL BUSINESS RISKS; CURRENCY HEDGING

                  The Company's operations are subject to numerous contingencies, some of which are beyond management's control. These contingencies include general and regional economic conditions, prices for gold, competition, labor disputes and changes in regulation. Since all of the Company's present operations are located in Canada and 92% of its production was sold in the United States in 2002, the Company is subject to various additional political, economic and other uncertainties. Among other risks, the Company's operations may be subject to the risks of restrictions on transfer of funds; the possibility of export duties, quotas, embargoes and domestic and international customs and tariffs; and changing taxation policies, foreign exchange restrictions, political conditions and governmental regulations. The Company does not anticipate encountering any material difficulties in this regard in the near future.

                  In addition, although the Company conducts its operations in Canada, the Company receives a significant portion of its revenue in U.S. Dollars. As a result, fluctuations in the exchange rates of the Canadian dollar with respect to the U.S. Dollar could have an adverse effect on the Company's financial position, results of operations and cash flows expressed in Canadian Dollars. The Company may from to time engage in hedging programs intended to stabilize the Company's financial results in Canadian Dollars by reducing the Company's exposure to Canadian-U.S. currency fluctuations. In the event the U.S. Dollar appreciates in value against the Canadian Dollar, such hedging techniques would result in decreases from the financial results in U.S. Dollars that would have been obtained in the absence of such hedging. As at December 31, 2002, the Company has forward exchange contracts maturing in the year 2003 of US$3,500,000 at an average rate of 1.5686.

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

                  As at December 31, 2002, Richmont had hedging contracts guaranteeing a minimum price of US$320 and a maximum price of US$ 336 per ounce for 11,000 ounces of gold to be delivered during the first quarter of 2003.

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

         OPERATING HAZARDS; UNINSURED RISKS

                  The nature of the mining business involves certain operating hazards such as unusual or unexpected geological formations, rock bursts, cave-ins, floods and other conditions involved in the drilling and mining of ore, mine collapses, explosions, mechanical failures, fires and inclement weather, any of which could result in damage to or destruction of mines, production facilities, damage to life or property, suspension of operations, environmental damage and possible liability to the Company. The processing of ore may subject the Company to liability under environmental legislation, amongst other, resulting from a failure to maintain dams around tailing disposal areas. The Company may become subject to liability for pollution, cave-ins or other hazards against which it cannot insure or against which it may elect not to insure because of high premium costs or for other reasons. In accordance with customary industry practices, the Company maintains insurance against some, but not all, of such risks and some, but not all, of such losses. The occurrence of such an event not fully covered by insurance could have a material adverse effect on the financial condition and results of operations of the Company.

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

         DEPLETION OF RESERVES

                  The rate of production from mineral properties declines as reserves are depleted. Except to the extent the Company acquires additional properties containing proven reserves, conducts successful exploration and development activities or, through engineering studies, identifies additional zones or reserves, the proven reserves of the Company will decline as they are produced. Future gold production is therefore highly dependent upon the Company's level of success in acquiring or finding additional reserves.

         GOVERNMENT REGULATION

                  The Company's mining operations and exploration activities in the Provinces of Quebec, Newfoundland and Ontario are subject to various laws and regulations governing the environment, agricultural zoning, prospecting, development, production, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, mine safety and other matters.

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

ITEM 4.  INFORMATION ON THE COMPANY.

     A.  HISTORY AND DEVELOPMENT OF THE COMPANY AND BUSINESS OVERVIEW

                  The Company was incorporated pursuant to Part IA of the Companies Act (Quebec), on February 12, 1981, under the corporate name of Resources Minieres Rouyn Inc. By certificates of amendment dated February 10, 1987 and June 20, 1991, respectively, the Company's articles were amended to change its corporate name. The head office and principal place of business of the Company are located at rented offices of approximately 3,000 square feet at 110 avenue Principale, Rouyn-Noranda, Quebec, J9X 4P2. The Company also utilizes an office of approximately 1,200 sq. ft. in rented premises at 1 Place Ville-Marie, Suite #2130, Montreal, Quebec H3B 2C6. The common shares of Richmont are listed and posted for trading on the Toronto Stock Exchange and the American Stock Exchange, and were listed on the Montreal Stock Exchange until June 11, 1999. The co-transfer agent for the Company in the United States is Computershare Trust Company of Canada, 350 Indiana Street, Suite 800, Golden Colorado, 80401.

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

                  In Newfoundland, over the course of 2001, Richmont Mines invested $3,858,801 to pursue underground development and build surface infrastructures at Hammerdown. Specifically, this work included the driving of an access ramp 1,100 feet long to provide access to four levels of the mine to allow commercial production to commence on July 1, 2001. This enabled the Newfoundland operations to continue following the depletion of reserves at the Nugget Pond Mine, which ceased its activities in July 2001.

                  In Quebec, Richmont acquired the 50% interest not already owned by Louvem in the Beaufor Mine in April 2001 and became the operator. As a result of this $1.8 million acquisition, Richmont is now the operator of the Beaufor Mine, the remaining 50% of which is owned by Louvem Mines Inc., a company in which Richmont has held a 69.3% interest since July, 1997. The Beaufor Mine is located 16 miles northeast of Val-d'Or. The work required to secure the mine was initiated in July 2001 and commercial production began at the beginning of January 2002, thus replacing the supply of ore lost when the Francoeur Mine ceased its operations in November 2001.

                  In 2002, Richmont Mines acquired the Norex property, adjacent to the main zone of the Francoeur Mine, for $25,000. The Company also purchased two exploration properties, Sewell and Cripple Creek, for $100,000 and $218,000 respectively. These properties are located near Timmins, Ontario, in a large mining camp that has produced over 60 million ounces of gold.

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

                  The information contained in this Form 20-F is current as at December 31, 2002, except where a different date is specified.

                  The following table sets forth the Company's capital expenditures on its properties for the past three fiscal years.

                                            YEAR ENDED
                                            DECEMBER 31
                      --------------------------------------------------------
                              2002               2001             2000
                      --------------------------------------------------------

 Hammerdown Mine             $ 62,854         $3,858,801       $4,750,948
 Beaufor Mine               1,293,246          3,599,984          733,499
 Other investments            738,988            130,824        1,700,487
                      ----------------   ----------------   --------------

                           $2,095,088         $7,589,609       $7,184,934
                      ================   ================   ==============

                  The Company invested $1,293,246 at the Beaufor Mine to complete the work required to secure infrastructure as well as to construct a warehouse and to purchase mining equipment. Richmont Mines also invested a total of $801,842 in its other properties, including $318,000 to acquire the Sewell and Cripple Creek exploration properties near Timmins, Ontario in 2002.

B.       DESCRIPTION OF PROPERTIES

         1.       BEAUFOR MINE, QUEBEC, CANADA

         ACQUISITION

                  In April 2001, Richmont Mines announced that it was acquiring a 50% interest in the Beaufor Mine. As a result of this $1.8 million acquisition, Richmont Mines is now the operator of the Beaufor Mine, the remaining 50% of which is owned by Louvem Mines Inc., a company in which Richmont Mines has held a 69.3% interest since July, 1997. The Beaufor Mine is located 16 miles northeast of Val-d'Or, Quebec. See "Item 10. B. "Additional Information- Material Contracts- Beaufor Mine Purchase Agreement."

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

         DEVELOPMENT

                  The work required to secure the Beaufor Mine was initiated in July 2001. It involved the backfilling of old stopes, the cabling of some pillars and the erection of concrete barricades, primarily to protect the mine from the risks of water infiltration. The work done in 2002 included the installation of fences around old stopes and the diversion of a stream that crosses the mine site.

                  Following the completion of the underground work required to secure the mine, and after receiving the approval of the appropriate authorities, Richmont Mines resumed production at the Beaufor Mine in January 2002.

         GEOLOGY

                  The Beaufor, Perron and Pascalis deposits are located in the southeastern section of the Abitibi greenstone belt, which is made up of Archaean volcanic and sedimentary rock belonging to the Superior Province. The Val-d'Or mining camp is part of the Malartic group, which corresponds to a volcanic pile made up of ultramafic, basaltic and rhyolitic flows.

                  The Malartic block has been divided into seven distinct tectonostratigraphic zones. The emplacement age of the volcanic rock ranges from 2747 to 2698 Ma. The volcanic units are intersected by a series of synvolcanic tonalitic to granodioritic plutons, including the Bourlamaque batholith, dated at 2700 Ma + 1 Ma, which hosts several vein-gold deposits in the Val-d'Or region, including the Beaufor Mine deposit. The regional metamorphism varies from prehnite-pumpellyite facies to greenschist facies. The Bourlamaque batholith occupies a significant amount of space in the Val-d'Or mining camp. It intersects the mafic and ultramafic rocks of the Dubuisson and Jacola formation as well as the felsic rock of the Val-d'Or formation. The composition of the batholith varies from tonalite to trondhjemite to granodiorite.

                  The Beaufor, Perron and Pascalis mines belong to the same hydrothermal gold system and their geometry is similar. The gold mineralization is veined and associated with shear zones sloping moderately southward. The mineralization is associated with quartz-tourmaline veins resulting from the filling in of shear and extension fractures. The Beaufor deposit is contained in the Bourlamaque granodiorite, and it is limited in the north and the south by the Perron and Sud faults. These faults run EW and slope 80(degree) north and 60-70(degree) south, respectively. The eastern limit of the deposit is the contact between the granodiorite and the volcanic rocks of the Dubuisson formation. This contact plunges slightly eastward. The mineralized veins injected into mafic dykes that intersect the granodiorite. Numerous E-W, NE-SW, NW-SE and N-S syn- to tardi-tectonic faults limit or intersect the veins.

                  The veins are generally made up of quartz, tourmaline (5 to 80%), carbonates (10%) and a few percent of sulfides (pyrite and chalcopyrite). The gold is directly associated with the pyrite, which occurs as centimetric idiomorphic crystals. The gold is generally found inside pyrite grains. There are four classes of veins associated with this event.

                  Type I is associated with steeply sloped east-west shears. Mafic dykes are also present in these lightly mineralized structures. Reserves have yet to be located in these structures.

                  Type II corresponds to shears oriented approximately N115(degree) dipping 25 to 55 degrees. The structures with dips of 40 to 55 degrees are the main mineralized zones. These zones are from 3 to 10 metres thick, with an average thickness of 5 metres. Mafic dykes are generally associated with these structures. Zones 32, B and C are the best examples of these structures. Locally, the shears can be quite discrete, especially in the structures with slight dips.

                  Type III corresponds to subhorizontal sigmoid veins associated with type II. The north-south extension of these structures is generally limited to 10 metres.

                  Lastly, type IV is made up of subhorizontal extension veins oriented north-south and dipping approximately 20 degrees to the west. These veins can form decametric planes.

                  Grades can be higher in the shear veins (type II) than in the tension veins (III and IV). The gold can be remobilized in the pyrite masses of the shear veins, while it is distributed regularly in these same masses in the tension veins.

                  The gold-bearing veins are contained in granodiorite with strong chlorite-silica alteration forming anastomotic corridors 5 to 30 metres thick. The presence of volcanic inliers within the granodiorite appears to play a key role in the fracturing of the rocky massif and the formation of the veins. The ore shoots plunge to the west (the intersection lineation between the veins and the west shear) and the auriferous gradient plunges slightly to the east. Since 1933, the Beaufor-Perron and Pascalis deposits have yielded 2,791,791 tons of ore with an average grade of 8.31 g/t, for a total of 745,694 ounces of gold.

         RESERVES

                  Exploration activities at the Beaufor Mine, in the amount of $808,244 for the year 2002, increased reserves by approximately 65,000 ounces of gold. Greater than the 56,065 ounces of gold produced in 2002, this amount effectively replaces the reserves of the mine. The new reserves are located primarily in the lateral extensions of Zones B and C. As at December 31, 2002, the proven and probable reserves of the Beaufor Mine stand at 1.1 million tons grading 0.22 ounces of gold per ton, for a total of 246,000 ounces. In 2003, Richmont intends to extend three drifts, drilling the east and west areas of Zone B and Zone C westward and downward.

 BEAUFOR MINE GOLD RESERVES

 =========================================================================
                                   PROVEN AND PROBABLE RESERVES
                    ------------------------------------------------------
                          tons                 grade               ounces
 -------------------------------------------------------------------------

  Dec. 31, 2002         1,116,000              0.22                246,000
  Dec. 31, 2001         1,103,000              0.21                237,000
 =========================================================================

PRODUCTION SUMMARY BEAUFOR

                  Commercial production starts January 2002.

===========================================================================
                                                       Year ended
                                                   December 31, 2002
---------------------------------------------------------------------------

Tons processed                                                     223,163
Average grade of processed ore (oz/Au/t)                              0.25
Gold recovery (%)                                                   99,0 %
Gold production (oz)                                                56,065

Data per ounce of gold sold                             US$           CAN$
Cash cost                                               163            256
Depreciation and depletion                               24             38
                                              -----------------------------

Total                                                   187            294
                                              =============================

Average price obtained per ounce                        309            485
===========================================================================

2. CAMFLO MILL, QUEBEC, CANADA

                  Pursuant to a Share Purchase Agreement dated August 4, 1993 between Richmont and American Barrick, Richmont purchased on August 19, 1993, all the issued and outstanding shares of Camflo Mill Inc.

                  Camflo Mill Inc. owns the Camflo property having a surface area of 319.1 hectares in Malartic and Fourniere townships 20 kilometres west of the city of Val-d'Or, Quebec. The property is held pursuant to a mining lease (31.2 hectares), a mining concession (31.2 hectares) and 11 mining claims (255.8 hectares). Underground mining operations began in May 1965, and a 1,000-ton per day mill was built on the mine site in 1969 and expanded in 1975, to increase its nominal capacity to 1,250 tons per day.

                  The consideration for the purchase of all the issued and outstanding shares of Camflo Mill Inc. was the assumption by Richmont of all liabilities and obligations related to the rehabilitation and restoration of the mill related facilities, including the tailings ponds (the "Production Facility") existing as of August 19, 1993 and for which the Company made a provision of $1,375,000.

                  As a security for the performance of Richmont's reclamation liabilities, Richmont delivered on closing of the transaction with American Barrick a letter of credit for the amount of $1,200,000. During the year 2000, the letter of credit was transferred to the "Ministere des Ressources naturelles" (MRN) and the MRN set American Barrick free of all its environmental obligations related to the rehabilitation and restoration of the mill related facilities, including the tailings ponds.

         Camflo benefits from acquired rights with respect to the construction of its mill, prior to the coming into force of the Environment Quality Act (Quebec), and holds certificates of authorization from the Department of Environment (MENVIQ) with respect to its subsequent operations, including the expansion of the mill to a 1,250 tons per day capacity.

                  The Camflo Mill was designed to treat gold ore using the traditional process of direct cyanidation. The mill capacity is approximately 1,250 tons of ore per day. Since Richmont purchased the mill in August 1993, 2,699,898 tons of ore have been milled, of which 1,303,562 tons were provided by the Francoeur Mine. In 2002, Camflo treated a total of 223,163 tons of ore from the Beaufor Mine.

         WORK COMPLETED IN 2002

                  In 2002, the Company installed a dust-recovery system in the crushing room, along with a dust collector in the refinery at an aggregate cost of $207,290. These measures are expected to improve air quality in the workplace and recover additional gold particles. Other sections of the mill will also be renovated.

                  3. FRANCOEUR MINE, QUEBEC, CANADA

         GENERAL

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

                  Since 1985, this property has been the site of important exploration and development work. The mine began commercial production in 1991 and remained active for 10 years, closing in November 30, 2001 following the depletion of its reserves. In total, the Francoeur Mine has produced 340,000 ounces of gold, having doubled its projected lifespan.

                  DEVELOPMENT

                  After the Francoeur Mine closure in November 2001, additional exploration work was done in 2002 and during the first four months of 2003, Richmont Mines completed most of the definition drilling in the West Zone of the Francoeur Mine. A total of 25,595 feet of drilling was done during this period. Given the current price of gold and the value of the Canadian dollar, the feasibility study indicated that resuming production by deepening the current shaft would be economically very marginal. For this reason, Richmont Mines has decided not make the investments required to restart the Francoeur Mine and to limit expenditures at the site. This project will be reassessed in the future if the price of gold improves sufficiently.

                  4. HAMMERDOWN MINE, NEWFOUNDLAND, CANADA

         GENERAL

                  The Hammerdown Mine is located near King's Point in northeast Newfoundland and includes claims block 3498 and mining lease 153, covering an area of 96 hectares.

         ACQUISITION OF THE HAMMERDOWN PROPERTY

                  Richmont Mines purchased the Hammerdown property in Newfoundland in March 2000 for $6 million, $5.4 million of which was paid in cash. The remaining $600,000 must be paid out at the rate of $10 for every ounce of gold produced between the 70,000th and 130,000th ounce of gold. As at December 31, 2002, an amount of $202,780 has been paid. Once the deposit has produced 200,000 ounces of gold, a royalty of $20 per ounce will be payable to the previous owner, if the price of gold exceeds US$290 per ounce. The Company did not have to build a mill, since the ore from the Hammerdown Mine is trucked 88 miles to the Nugget Pond Mill. Two other factors help make this an extremely cost-effective project: the known reserves are at a relatively shallow depth and the ore grade of 0.44 ounces of gold per ton is much higher than the industry average.

         DEVELOPMENT

                  Over the course of 2001, Richmont invested $3,858,801 to pursue underground development and build surface infrastructures. Specifically, this work included the driving of an access ramp 1,100 feet long to provide access to four levels of the mine, the development of ventilation raises, and the construction of a garage, a warehouse, a service area for employees and a technical services office. Following the completion of this development work, the Hammerdown Mine started up in July 2001.

         GEOLOGY

                  The Hammerdown gold deposit is located in the Appalachian Orogenic Belt of northeastern Newfoundland and is considered to be one of the most significant mesothermal vein-type deposits discovered to date in the belt. The rocks of the area are part of the Cambrian and Ordovician Dunnage Zone, one of four tectono-stratigraphic sub-divisions of the Appalachian Be1t in Newfoundland.

                  The mineralized veins range in size from l0 to 50 metres in length and from 10 centimetres to 2.5 metres wide and descend to a depth of at least 200 metres. However, local late faulting and shearing tend to pinch and offset the gold bearing structures on a meter scale. The veins occur as an array of sub-parallel, sub-vertical structures striking east-west. The major east-northeast trending Captain Nemo Fault lies south of the deposit and truncates the veins at depth. The northeast trending Rumbullion Fault terminates the easterly extent of the Main Hammerdown Zones. A 100-meter dextral displacement has been determined for the Rumbullion Fault. The Rumbullion Zone strikes east of the Rumbullion Fault and may be the displaced easterly extension of the main Hammerdown Deposit. The veins are intimately related to the intrusive felsic dykes and normally occur in close proximity to the contacts. However, the actual placement of the veins is defined by centimeter- to meter-wide ductile shear zones. The development of the host shear structures is a result of competency change between the felsic dykes and the less competent foliated mafic volcanics. The stress needed to form the shear structures was induced by an F2 folding event.

                  Gold occurs mainly in sulphide-rich, laminated fault-fill quartz veins. Visible gold is rare, but in thin sections is observed as inclusions and fracture fillings in pyrite. The veins are predominantly composed of white to grey quartz, minor carbonate, disseminations and clots of chlorite, sericite and traces of fluorite. Sulphide content in the veins ranges from trace to 75%. The sulphides are represented predominantly by pyrite with lesser amounts of sphalerite, galena and chalcopyrite. The sulphides occur as discrete bands parallel to vein contacts and as aggregates or disseminations. Isotopic studies indicate vein formational temperatures consistent with mesothermal-style gold mineralization. Hydrothermal alteration associated with the veins is minimal but defined by thin bands of sericite and chlorite along contacts.

                  To date, stope mining of the deposit has determined high-grade gold quartz/pyrite veins consistent with interpretation from surface drilling. Veins have the continuity expected, but local faulting and shearing appears to be more intense than expected. However, these complex structures are local with vein displacement from 1 to 2 metres, which does not seriously affect stope development.

         RESERVES

                  The exploration work carried out in 2002 indicated that the reserves of the Hammerdown Mine in Newfoundland have declined by 36%. This decrease is attributable to a lack of continuity in the periphery of the ore zone and at greater depths. As at December 31, 2002, the proven and probable reserves of the Hammerdown Mine were estimated to be 159,000 tons grading 0.44 ounces of gold per ton, or 70,000 ounces. In an effort to extend the operating life of the mine, which is expected to close in 2004, a $500,000 exploration program will be conducted in 2003.

HAMMERDOWN MINE GOLD RESERVES

 =============================================================================
                                  PROVEN AND PROBABLE RESERVES
                  ------------------------------------------------------------
                       tons                   grade              ounces
                  ------------------------------------------------------------

  Dec. 31, 2002       159,000                  0.44              70,000
  Dec. 31, 2001       370,000                  0.51             190,000
 =============================================================================

         PRODUCTION SUMMARY

         Commercial production started on July 1, 2001.

                                                             Year ended                Year ended
                                                      December 31, 2002         December 31, 2001
         -----------------------------------------------------------------------------------------
         Tons processed                                         102,890                    58,765
         Average grade of processed ore (oz/Au/t)                  0.48                      0.60
         Gold recovery (%)                                         96.9                      97.8
         Gold production (oz)                                    47,470                    34,210

         Data per ounce of gold sold                    US$        CAN$          US$         CAN$
            Cash cost                                   159         251          115          178
            Depreciation and depletion                   55          86           50           78
                                                 -------------------------------------------------
            Total                                       214         337          165          256
                                                 =================================================
         Average price obtained per ounce               309         485          271          419
         =========================================================================================

                  5. NUGGET POND MINE, NEWFOUNDLAND, CANADA

         ACQUISITION

                  Richmont purchased a 60% interest in the Nugget Pond gold project in May 1995. After $3 million of development work on the property, the Company purchased the remaining 40% in January 1996. The Nugget Pond gold mine is located on the Baie Verte Peninsula of Newfoundland. The property consists of 123 contiguous claims and covers 1,970 hectares.

         DEVELOPMENT

                  In 1995, in order to complete the feasibility study, mine development, definition drilling, test mining, flow sheet, mill design and environmental programs were carried out. As at December 31, 1995, the ore reserves totaled 430,000 tons at a grade of 0.37 ounces of gold per ton.

                  Richmont formally approved construction of the mine and the mill in June 1996. Work to bring the Nugget Pond project closer to production continued throughout the year. The Environmental Certificate of Approval to operate the mine and mill was approved by the Newfoundland government in August 1996.

                  By the end of 1996 almost all the surface facilities and infrastructure were completed. This included a three-mile power line, the completion of an upgraded access road to the site, the erection of a large shop/mine-dry building, three warehouse buildings, an office, and an environmental and assay laboratory and a mill processing facility.

                  The mine produced a total of 168,748 ounces of gold, whereas the reserves were estimated to be 160,000 ounces at the start of commercial production. Despite the depletion of reserves at the Nugget Pond Mine during 2001, the beginning of commercial production at the Hammerdown Mine enabled operations to continue at the Nugget Pond Mill.

         EXPLORATION

                  In 2002, no further exploration work was carried out at the Nugget Pond Mine, which was closed in 2001 following the depletion of its reserves. However, the Company does intend to resume exploration at the mine and exploration expenditures of $300,000 are planned for 2003. The objective of this work will be to assess the Nugget Pond ore horizon, which extends for over 13 miles and includes some excellent exploration targets. More specifically, the drilling program for the coming year will assess the extension at depth of the Nugget Pond Mine as well as the Tilt Cove area in the northeast sector of the property.

         PROCESSING PLANT AND ENVIRONMENTAL SAFEGUARDS

                  The metallurgical and infrastructure design of a processing plant was done by Met-Chem Pellemon. Lakefield Research completed the metallurgical test work under Met-Chem's direction.

                  Milling operations include crushing, grinding, leaching, precious-metal recovery using carbon-in-pulp technology and cyanide detoxification using the INCO process. Environmental planning, testing and analysis were completed and the project has been released from further requirements under the Newfoundland Environmental Assessment Act, which entitled the commencement of development.

                  The mine surface structures and mill site are confined to an area of 1,000 feet by 650 feet. A water-monitoring program has been in place since the beginning of Richmont's work. Tailings disposal and wastewater control are the key environmental issues for the operational stage of the project. All waste rock is used underground as backfill. Approximately 500,000 tons of tailings solids were produced during the life of the Nugget Pond Mine. Cyanide is destroyed before the discharge is released to a natural body of water; the tailings will remain submerged, eliminating the possibility of any run-off. Since the beginning of operations, the mine water discharges to the environment has been in total compliance with the discharge criteria established in the Environment Permit. The Company received a Provincial environment award in 1998 from the Newfoundland and Labrador Government.

                  6. OTHER EXPLORATION PROPERTIES

         GENERAL

                  Richmont owns or holds interests in additional mining properties at various stages of exploration. See "Risk Factors - Exploration and Development Risks" for a discussion of the risks inherent in exploring for gold.

                  During the year 2002, Richmont acquired the Norex property, adjacent to the Francoeur Mine. The Company also purchased two exploration properties, Sewell and Cripple Creek. These properties are located near Timmins, Ontario, in a large mining camp that has produced over 60 million ounces of gold.

                  The Sewell property contains high grades of gold. The two best intersections, identified by exploration in 1987 and 1995, are 0.56 ounces of gold per ton over eight feet and 0.28 ounces of gold per ton over seven feet in drill core. The zone is open at depth, 250 feet from the surface. The Cripple Creek property comprises three ore zones open at depth, which include the two best drill intersections of 0.19 ounces of gold per ton over 15 feet and 0.15 ounces of gold per ton over 18 feet. An exploration program for these properties will be prepared in 2003.

                  At the Wasamac property, an exploration program was started at the end of 2002 and will carry on in 2003.

                  The following table provides information on these exploration properties as at December 31, 2002.


PROPERTY               NUMBER OF CLAIMS        OWNERSHIP INTEREST(1)
-----------------------------------------------------------------------
Wasamac            3 mining concessions(2)             100%
Lac Fortune          1 special permit(3)               100%
Arncoeur                      14                        75%(4)
Norex                         36                       100%
Sewell                        5                        100%
Cripple Creek                 55                       100%

(1) The Company would also be subject to pay royalties if some of its properties are advanced into commercial production.
(2) The three mining concessions of the Wasamac property cover an area of 758 hectares.
(3) The special permit of the Lac Fortune property covers an area of 158 hectares.
(4) The Company has the option to acquire the 25% residual interest of this 443 hectares property.

7. ENVIRONMENTAL REGULATION

         GENERAL

                  The principal operations of Richmont are the production of gold from mining development, extraction and processing of minerals and mining exploration to maintain and increase its ore reserves. These operations are subject to various levels of control and of strict government regulations, such as laws and regulations in respect of activities related to natural resources and protection of the environment. The current legislation is a matter of public knowledge, and Richmont is unaware of any further legislation and amendments in the foreseeable future that may have a bearing on its operations.

                  Legislation in matters of environmental protection, to which the Canadian mining industry is subject, imposes, in particular, high standards for the reduction or elimination of the emission, deposit, issuance or release into the environment of contaminants caused by extraction and processing. In addition, certificates of authorization must be obtained in advance for the construction and commercial operation of a mine, plant, concentrator or refinery, since such type of operations that are specific to the mining industry may result in the emission, deposit, issuance or release of contaminants into the environment or may change the quality of the environment.

         QUEBEC

                  Provincial legislation in mining matters contemplates the acquisition and ownership of mining titles, safety standards, royalties and mining taxes. The Mining Act (Quebec) ensures the rehabilitation and restoration of lands affected by mining activities. Thus, a person who carries out certain mining work, who operates a mill in respect of certain mineral substances or who carries out certain mining operations in respect of tailings must obtain the approval of the Department of Energy and Resources (Quebec) (the "DER") for any plan for the rehabilitation and restoration of land affected by its operations; such person must comply with the plan and provide a financial guarantee to that effect. When a person commences mining operations, it must submit its rehabilitation and restoration plan within one year following the beginning of its activities. The DER may require or impose additional conditions or obligations before giving its approval to the rehabilitation and restoration plan. Such plan, once approved, must be resubmitted every five years for approval by the DER. The DER may review the financial guarantee at any time if it is of the opinion that the guarantee is insufficient and may require additional guarantees. Such amendments also provide that the Minister may enjoin a person who has already ceased its mining operations on a particular site to perform the rehabilitation and restoration work required by the presence of tailings. If the person does not comply with any of the aforementioned amendments and regulations, the DER may have the rehabilitation and restoration work executed by a third party at the cost of such person. Richmont does not currently foresee any difficulty in meeting the requirements under the Mining Act.

                  Richmont holds certificates of authorization issued by the Department of the Environment (Quebec) with respect to its mining operations at the Francoeur Mine, the Beaufor Mine and its subsidiary, Camflo Mill Inc. The Company also benefits from acquired rights with respect to the construction of its mill prior to the coming into force of the Environment Quality Act (Quebec).

         NEWFOUNDLAND

                  The Mining Act (Newfoundland and Labrador) deals with the operation of all mines and mills in the province. It sets out clear regulations for efficient planning, development, operation, rehabilitation and closure of mines in Newfoundland and Labrador. It also provides strong provisions to ensure the protection of the natural environment.

                  The Mining Act formalizes procedures for rehabilitation and closure of mines in the province. Thus, a person who carries out certain mining work or who operates a mill in respect of certain mineral substances, must obtain approval of the Department of Mines and Energy (Newfoundland & Labrador) (the "DME") for any plan for the rehabilitation or restoration of land affected by its operations; such person must comply with the plan and provide financial assurance to that effect. A person shall take all reasonable steps to progressively rehabilitate a site whether or not closure has commenced. Before a person commences mining operations, a rehabilitation and closure plan must be submitted to the DME for approval. It should set out the measures the person proposes to take to progressively rehabilitate a site, as well as the measures proposed to rehabilitate the site upon closure of the project.

                  Where closure commences on a site, the person shall notify the Minister immediately and comply with the requirements of the rehabilitation and closure plan. The DME may require or impose additional conditions or obligations before giving its approval to the rehabilitation and closure plan. Where the Minister determines that the person is not progressively rehabilitating a site in conformity with the rehabilitation and closure plan, he or she may require that the person take the steps necessary to rehabilitate the site to the satisfaction of the DME. If the person fails to comply with the aforementioned requirements within a reasonable time, the DME may have the rehabilitation work executed by a third party at the cost of such person.

                  In addition, an operational plan shall be submitted no later than one month before the commencement of the operating year. The operational plan shall include a description of the progressive rehabilitation work planned for the year. An annual report on operations of the project for the preceding year must be submitted no later than two months after the end of the operating year and shall include the progressive rehabilitation work completed during the year.

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

                  For the seven years of mill operations, the division has maintained 100% compliance with environmental discharge criteria. In recognition of its efforts, Richmont Mines received one prize awarded annually by the PDAC (Prospectors & Developers Association of Canada) for outstanding performance in protecting the environment for the year 2000.

                  8. FOREIGN SALES/ASSETS

                  At December 31, 2002, all assets of the Company were located in Canada.

                  All gold production during 2002 was generated in Canada, although final sales of gold made to purchasers resident in the United States represented 92% of the Company's total gold revenues in 2002 and 2001, and 100% for the year 2000, respectively.

                  As at December 31, 2003, the Company has forward exchange contracts maturing in the year 2003 of US$3,500,000 at an average rate of 1.5686, having a negative fair value of $48,198. As at December 31, 2001, the Company did not have forward exchange contracts for 2002. As at December 31, 2000, the Company had forward exchange contracts maturing in 2001 of US$3,000,000 at an average rate of 1.5238, having a negative fair value of $77,043.

           See "ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT

MARKET RISK - FOREIGN CURRENCY RISK DISCLOSURE" below.

                  9. LABOR

                  As of December 31, 2002, the Company had a total of 234 employees. The Company considers its labor relations to be good. The Francoeur Mine has a collective bargaining agreement that expired on December 31, 2002.

                  Negotiations are under way to renew this collective bargaining agreement, despite the closing of the Francoeur Mine. The hourly employees of the Camflo Mill have been unionized since February 2003, but contract negotiations have yet to begin.

                  10. GOLD MARKETING AND SALES

                  The profitability of gold mining is directly related to the market price of gold as compared with the cost of production. Gold prices fluctuate widely and are affected by numerous factors, including expectations with respect to the rate of inflation, exchange rates (specifically the U.S. dollar relative to other currencies), interest rates, global and regional political and economic crises, and governmental policies with respect to gold holdings by a nation's central bank. The demand and supply of gold usually affects gold prices but not necessarily in the same manner as supply and demand affects the prices of other commodities. The gold available for sale includes a combination of mine production and stock and gold bullion held by governments, public and private financial institutions, industrial organizations and private individuals. Generally speaking, as the amounts produced in any single year account for a small portion of the total available supply of gold, normal variations in current production do not have a significant impact on the supply of gold or on its price.

                  The following table sets out the annual average gold price (London PM fix) in U.S. dollars over the past five years:

                                               (US$)

                  1998.....................     294
                  1999.....................     279
                  2000.....................     280
                  2001.....................     271
                  2002.....................     310
                  2003 January to May .....     348

                  Gold can be easily sold on numerous markets throughout the world and it is not difficult to ascertain its market price at any particular time. Richmont is not dependent upon the sale of its gold to any one customer because of the large number of available gold purchasers.

                  Dore bars are carried between the mills and the refinery by commercial armored truck. These bars are refined at a commercial refinery under a service contract at competitive rates. Refined metal is sold under forward sales contracts or on the spot market to commercial bullion dealers.

                  Richmont uses occasionally put and call options on gold, and forward sales contracts on gold and U.S. dollars. All such hedging policies are previously approved by the Company's Board of Directors. Financial derivatives are used only in accordance with the Company's hedging policy, and not for speculative purposes.

                                                      GOLD SALES
                                                          Fiscal
                                                            2002

Ounces sold spot..............................            55,690
Ounces hedged.................................            47,000
Total Sales (ounces)..........................           102,690
Average price obtained (per ounce)............            US$309
Average gold price (per ounce)................            US$310
Negative value per ounce from hedging.........             $ (1)


                  As at December 31, 2002, Richmont had hedging contracts guaranteeing a minimum price of US$320 and a maximum price of US$336 per ounce for 11,000 ounces of gold to be delivered during the first quarter of 2003. These were short-term contracts and the last contract expired on March 31, 2003. See "ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK - COMMODITY PRICE RISK DISCLOSURE" below.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS.

              SEE THE DISCUSSION REGARDING FORWARD-LOOKING STATEMENTS AT PAGE 3.

                  This discussion and analysis of the operating results and the financial position of the Company for the three years ended December 31, 2002, 2001 and 2000 should be read in conjunction with the Financial Statements and the related Notes thereto.

         A. OPERATING RESULTS

         YEAR ENDED DECEMBER 31, 2002 COMPARED TO YEAR ENDED DECEMBER 31, 2001

                  GENERAL. In 2002, the price of gold ranged from US$278 to US$349 per ounce. The average selling price of gold, which had been relatively weak since 1997, rebounded to US$310 per ounce in 2002. The average selling price of gold in 2001 was US$271 per ounce.

                  The gold industry as a whole was much stronger in 2002 than in 2001. Richmont Mines benefited from this general turnaround as well as from positive internal developments. The Hammerdown Mine in Newfoundland completed its first full year of operation in 2002, and the Beaufor Mine in Quebec resumed operations in January. Gold sales totalled a record 102,690 ounces, 27% more than the 81,153 ounces sold in 2001.

                  Gold sales from the Beaufor Mine in 2002 amounted to 54,374 ounces produced at a cash cost of US$163 per ounce. The Hammerdown Mine, which commenced operations in July 2001, was responsible for gold sales of 48,316 ounces produced at a cash cost of US$159 per ounce in 2002, compared with sales of 32,533 ounces at a cost of US$115 per ounce in 2001. Production cash costs per ounce increased because grades were 20% lower in 2002 than in 2001.

                  In 2002, net earnings were a record $9,085,818, or $0.59 per share, substantially higher than the net earnings of $518,090, or $0.03 per share, reported in 2001. Cash flow from operations before the net change in non-cash working capital also increased, rising from $8,975,874, or $0.60 per share, in 2001, to $16,032,057, or $1.05 per share, in 2002. Cash, cash equivalents and short-term investments increased by $15,373,143 during 2002, reaching $30,978,920 by year-end 2002.

                  At December 31, 2002, the Company had no long-term debt, working capital of $29,775,077 and an unused line of credit of $5 million.

                  CHANGE IN AN ACCOUNTING POLICY. The Company's accounting policies are conform with Canadian generally accepted accounting principles and with mining industry practices. On January 1, 2002, Richmont Mines prospectively adopted the new accounting recommendations of the Canadian Institute of Chartered Accountants regarding remuneration and other share-based payments. The Company decided to continue to use the settlement-value method to record the granting of options to senior executives and management and applies the fair-value method for options granted to non-employees. Any consideration paid on exercise of stock options is credited to capital stock.

                  REVENUES. The Company's precious metals revenues increased in 2002, climbing to $49,815,082 from $34,013,168 in 2001, as a result of increased production and a higher gold selling price. Total revenues were $51,995,182 compared with $35,043,516 in 2001. The Company received from the Quebec Ministry of Natural Resources financial assistance of $1,026,996 in 2002 to secure infrastructure at the Beaufor Mine and $496,000 to carry out exploration work at the Francoeur Mine. Both amounts are recorded under "Other revenues". The grant pertaining to securing the Beaufor Mine may become payable under certain conditions.

                  EXPENSES. Operating costs and royalties totalled $26,078,670 in 2002, compared with $20,777,034 the previous year. Operating costs per ounce improved in 2002, decreasing to US$162 per ounce from US$166 per ounce in 2001. Administrative expenses rose to $2,229,343 in 2002 from $1,660,124 in 2001.

                  Exploration and project-evaluation costs increased to $3,727,600 in 2002, with $2,361,147 of this amount devoted to exploration activities at the Francoeur Mine. In 2001, these costs were $460,300.

                  To comply with federal and provincial environmental regulations, Richmont Mines allocated and paid out $100,000 for site restoration during the year 2002.

                  Depreciation and depletion rate per ounce was almost the same in 2002 at $61 per ounce compared with $60 per ounce in 2001. Depreciation and depletion amounted to $6,618,410 in 2002 compared with $4,872,917 in 2001.

                  No mining assets were written down in 2002, while the closing of the Nugget Pond Mine led to a write-down of $4,162,918 in 2001. During fiscal year 2002, Richmont Mines took a $219,372 write-down on some of its short-term investments.

                  Tax expenses were $3,935,969 in 2002 compared with $258,605 in 2001.

                  NET EARNINGS. Net earnings totalled $9,085,818, or $0.59 per share, a marked improvement over earnings for 2001, which were $518,090, or $0.03 per share. This increase in net earnings is due to higher gold sales, which rose to 102,690 ounces from 81,153 ounces in 2001, a stronger average selling price of gold, which rebounded to CAN$485 per ounce in 2002 from CAN$420 in 2001, and the $4,162,918 write-down of mining assets in 2001.

                  US GAAP RECONCILIATION. Please refer to note 18 to the audited consolidated financial statements included herein.

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

         B. LIQUIDITY AND CAPITAL RESOURCES

                  YEAR ENDED DECEMBER 31, 2002 COMPARED TO YEAR ENDED DECEMBER 31, 2001

                  CASH FLOW FROM OPERATIONS. Cash flow from operations increased by over 30% in 2002, climbing to $15,916,748 from $11,950,388 in 2001. Before the net change in non-cash working capital, cash flow from operations was $16,032,057, or $1.05 per share, in 2002, compared with $8,975,874, or $0.60 per share, in 2001. Higher net earnings account for this increase.

                  CASH FLOWS USED IN INVESTMENTS. Investments increased from $7,589,609 in 2001 to $13,820,145 in 2002. The vast majority of this amount was used to make short-term investments of $11,725,057 that are readily convertible to cash. The Company also invested $1,293,246 at the Beaufor Mine to complete the work required to secure infrastructure as well as to construct a warehouse and to purchase mining equipment. Richmont Mines also invested a total of $801,842 in its other properties, including $318,000 to acquire the Sewell and Cripple Creek exploration properties near Timmins, Ontario. In 2001, the Company's major investments were allocated to develop the Hammerdown Mine and to acquire a 50% interest in the Beaufor Mine and secure its infrastructure.

                  CASH FLOWS FROM FINANCING. During fiscal year 2002, the Company issued 696,100 shares following the exercise of stock options and received $1,770,855. No shares were issued in 2001.

                  CASH, CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS. In 2002, cash and cash equivalents increased by $3,867,458, reaching $19,473,235 by the end of the year compared with $15,605,777 at year-end 2001. In addition to these cash holdings, the Company had, as at December 31, 2002, a total of $11,505,685 in liquid short-term investments.

         YEAR ENDED DECEMBER 31, 2001 COMPARED TO YEAR ENDED DECEMBER 31, 2000

                  CASH FLOW FROM OPERATIONS. Cash flow from operations increased by 9% in 2001, climbing to $11,950,388, or $0.79 per share, from $10,971,758 or
$0.72 per share, in 2000. This increase reflected lower operating costs.

                  CASH FLOWS USED IN INVESTMENTS. Investments in mining activities totalled $7,589,609 in 2001 compared with $7,184,934 in 2000. Most of this amount was used to acquire a 50% interest in the Beaufor Mine and to secure the mine prior to the commencement of production at a cost of $3,599,984, and to develop the Hammerdown Mine, for which $3,858,801 was allocated. The remainder was invested for the modernization of the Camflo Mill. In 2000, the core investment was $4,750,948 to acquire and develop the Hammerdown Mine.

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

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

         A.       DIRECTORS AND SENIOR MANAGEMENT AND BOARD PRACTICES

                  The table below lists, as of December 31, 2002, the names of all the directors of the Company. The directors generally serve in their respective capacities from their election on the day of the Annual General Meeting of the Company, last held on May 14, 2003, and will serve until the next Annual General Meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles and By-Laws of the Company. Vacancies on the Board of Directors are filled by the remaining directors and the persons filling those vacancies hold office until the next Annual General Meeting at which time they may be re-elected or replaced.

                                DIRECTORS (1)
--------------------------------------------------------------------------------

NAME                                                   ELECTED OR APPOINTED
--------------------------------------------------------------------------------
Denis Arcand (2)                                             September 1995
Jean Depatie (2)                                                   May 1994
Rejean Houle (2) (3)                                           January 1989
Gilles Loiselle, PC (2) (3)                                       July 1996
Jean-Guy Rivard (3)                                           February 1981
Louis Dionne                                                  December 2002
--------------------------------------------------------------------------------

(1) All Directors are residents and citizens of Canada.
(2) Members of the Audit Committee.
(3) Members of the Compensation Committee.


                  The Compensation Committee reviews annually the compensation paid to the directors by taking into account and comparing it with compensation paid to directors of comparable companies. At its last meeting held on February 19, 2003, the Compensation Committee decided to adjust the directors' compensation to an annual fee of $3,500 and an attendance fee of $500 per meeting for the coming year. The Compensation Committee meets at least annually. In 2002 the Compensation Committee held one meeting.

                  The Compensation Committee takes into account senior management's responsibilities and workload in setting each member's compensation. The Committee favours competitive compensation in order to keep competent key employees.

                  The Audit Committee meets at least twice a year in order to review the Company's financial position, meets with auditors and analyzes performance, existing and potential investments and the mining property portfolio. In 2002 the Audit Committee met two times.

                  The table below lists the names of all of the Company's executive officers as of December 31, 2002. The executive officers serve at the pleasure of the Board of Directors. All executive officers are residents and citizens of Canada and serve full time on the affairs of the Company, except for the Secretary.

         B. EXECUTIVE OFFICERS

                       EXECUTIVE OFFICERS
---------------------------------------------------------------------------

NAME                         POSITION                 ELECTED OR APPOINTED
---------------------------------------------------------------------------

Jean-Guy Rivard              Chairman of the Board           February 1981
Louis Dionne                 President/CEO                   December 2002
Martin Rivard                Executive VP                    November 2000
Jean-Yves Laliberte          VP Finance                     September 1989
Andre de Guise               VP Operations                      March 2001
Nicole Veilleux              Controller                          July 1998
Campbell Stuart              Secretary                           July 2002
---------------------------------------------------------------------------

                  The business backgrounds and principal occupations, including outside directorships, of the Company's officers and directors for the preceding five years are as follows:

 ----------------------------------------------------------------------------------------------------------
           NAME                        PRINCIPAL OCCUPATION               CITY, PROVIDENCE, COUNTRY
 ----------------------------------------------------------------------------------------------------------
 Jean-Guy Rivard         Chairman of the Board of Richmont                Rouyn-Noranda, Quebec, Canada
 Louis Dionne            President/CEO of Richmont                        Oakville, Ontario, Canada
 Denis Arcand            President of 14920 Canada Inc., a financial
                         holding and consulting company                   Brossard, Quebec, Canada
 Gilles Loiselle         Advisor to the Chairman of the Executive
                         Committee, Power Corporation of Canada           Montreal, Quebec, Canada
 Rejean Houle            Ambassador, Canadien Hockey Club Inc.            Montreal, Quebec, Canada
 Jean Depatie            President and CEO of Gold Hawk Resources Inc.    St-Bruno, Quebec, Canada
 Martin Rivard           Executive Vice President of Richmont             Rouyn-Noranda, Quebec, Canada
 Jean-Yves Laliberte     Vice-President, Finance of Richmont              Rouyn-Noranda, Quebec, Canada
 Andre de Guise          Vice-President, Operations of Richmont           Rouyn-Noranda, Quebec, Canada
 Nicole Veilleux         Controller of Richmont                           Rouyn-Noranda, Quebec, Canada
 Campbell Stuart         Partner, Colby, Monet, Demers, Delage &
                         Crevier, law firm                                Montreal, Quebec, Canada

                  The above-mentioned individuals have held their principal occupation as indicated opposite their respective names during the last five years, except for Mr. Louis Dionne, who was, prior to December 2002, First Vice-President of Underground Operations of Barrick Gold Corporation.

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

       C. COMPENSATION OF OFFICERS AND DIRECTORS

                  During the fiscal year ended December 31, 2002, the five executive officers of Richmont were paid an aggregate of $723,271 (including all personal benefits) by the Company.

                            SUMMARY COMPENSATION TABLE
--------------------------------------------------------------------------------------------------------------------
                                 ANNUAL COMPENSATION              LONG-TERM COMPENSATION
--------------------------------------------------------------------------------------------------------------------
                                                                  AWARDS       PAYOUTS
--------------------------------------------------------------------------------------------------------------------
                                                           OTHER                RESTRICTED
                                                           ANNUAL    SHARES     SHARES OR                  ALL OTHER
                                                           COMPEN-   UNDER      RESTRICTED      LTIP       COMPEN-
 NAME AND                         SALARY       BONUS       SATION    OPTIONS    SHARE UNITS    PAYOUTS(2)  SATION(3)
 PRINCIPAL POSITION        YEAR    ($)          ($)         ($)        (#)         ($)           ($)         ($)
--------------------------------------------------------------------------------------------------------------------
                           2002   242,424      50,000         Nil     400,000         Nil         Nil      36,200
 Jean-Guy Rivard           2001   242,424         Nil         Nil     100,000         Nil         Nil      36,200
 Chairman of the Board(4)  2000   242,424         Nil         Nil     100,000         Nil         Nil      36,200
--------------------------------------------------------------------------------------------------------------------
 Louis Dionne              2002    31,693         Nil         Nil     500,000         Nil         Nil         Nil
 President and Chief       2001       N/A         N/A         N/A         N/A         N/A         N/A         N/A
 Executive Officer(5)      2000       N/A         N/A         N/A         N/A         N/A         N/A         N/A
--------------------------------------------------------------------------------------------------------------------
                           2002   118,896      25,000         Nil     150,000         Nil         Nil         Nil
 Martin Rivard             2001   104,963         Nil         Nil         Nil         Nil         Nil         Nil
 Executive Vice-President  2000     9,416         Nil         Nil      50,000         Nil         Nil         Nil
--------------------------------------------------------------------------------------------------------------------
 Jean-Yves Laliberte       2002   104,963      10,000         Nil         Nil         Nil         Nil         Nil
 Vice-President, Finance   2001   104,963         Nil         Nil         Nil         Nil         Nil         Nil
                           2000    91,668         Nil         Nil      50,000         Nil         Nil         Nil
--------------------------------------------------------------------------------------------------------------------

(1) Does not include perquisites and other personal benefits, securities or property, the aggregate of which is no greater than the lesser of $50,000 and 10% of the total of the annual salary and bonus of the Named Executive Officer for the financial year.
(2)   Long term incentive plan (LTIP).
(3)   Premium paid for supplementary life insurance.
(4) Prior to December 2, 2002, Mr. Jean-Guy Rivard was President and Chief Executive Officer of the Company.
(5) Mr. Louis Dionne was named President and Chief Executive Officer of the Company on December 2, 2002.

                  On May 26, 1994, the Board of Directors of the Company adopted a remuneration plan for the directors who are not officers of the Company or of its affiliates or who do not receive any remuneration as officers of the Company. During 2002, an annual fee of $2,500 was paid to each such director plus an attendance fee of $500 per meeting (or $250 per meeting held by conference call). The four directors have received an aggregate remuneration of $29,250 during the year ended December 31, 2002.

                  The Company paid no other form of remuneration to the directors of the Company during the year ended December 31, 2002.

                  The Company has directors' and officers' liability insurance for a maximum amount of $10 million for which the Company pays an annual premium of $22,979. The insurance policy does not contain a deductible for the directors and officers, but a deductible of $25,000 per event.

                  No directors or executive officers of the Company are indebted to the Company for the year ended December 31, 2002.

                                          STOCK OPTIONS GRANTED DURING 2002

                  The table below shows the stock options granted to the executive officers pursuant to the Stock Option Plan during the year ended December 31, 2002. The Company has no stock appreciation rights plan (SAR).

====================================================================================================================
                                SECURITIES
                                   UNDER      % OF TOTAL OPTIONS
                                  OPTIONS    GRANTED TO EMPLOYEES    EXERCISE    MARKET VALUE ON
                                  GRANTED    IN THE FINANCIAL YEAR  PRICE ($ /     THE DATE OF     EXPIRATION DATE
             NAME                   (#)                             SECURITIES)       GRANT
--------------------------------------------------------------------------------------------------------------------
Jean-Guy Rivard                   100,000             7.7              1.78            1.78         Jan. 8, 2007
Chairman of the Board             100,000             7.7              3.10            3.10         Mar. 18, 2007
                                  200,000            15.4              4.72            4.72         Dec. 1, 2007
--------------------------------------------------------------------------------------------------------------------
Louis Dionne
President and Chief Executive     100,000             7.7              4.60            4.60          May 1, 2007
Officer                           400,000            30.9              4.72            4.72         Dec. 1, 2007
--------------------------------------------------------------------------------------------------------------------
Martin Rivard                     50,000              3.9              4.25            4.25         July 7, 2007
Executive Vice-President          100,000             7.7              4.72            4.72         Dec. 1, 2007
--------------------------------------------------------------------------------------------------------------------
Jean-Yves Laliberte                 Nil               N/A               N/A            N/A               N/A
Vice-President, Finance
====================================================================================================================

          AGGREGATE OPTION EXERCISES DURING THE MOST RECENTLY COMPLETED
               FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION VALUES

                  The following table describes the options exercised during the year ended December 31, 2002 by the Named Executive Officers and the year end option value.

====================================================================================================================
                                                                                            VALUE OF UNEXERCISED
                                                               UNEXERCISED OPTIONS AT      IN-THE-MONEY OPTIONS AT
                                 SECURITIES     AGGREGATE             YEAR-END                 YEAR-END ($)(1)
                                 ACQUIRED ON      VALUE                  (#)                    EXERCISABLE/
                                  EXERCISE       REALIZED           EXERCISABLE/                UNEXERCISABLE
             NAME                    (#)           ($)              UNEXERCISABLE
--------------------------------------------------------------------------------------------------------------------
Jean-Guy Rivard                    200,000       410,000              750,000/0                  2,019,250/0
Chairman of the Board
--------------------------------------------------------------------------------------------------------------------
Louis Dionne
President and Chief Executive        Nil           N/A                500,000/0                   572,000/0
Officer
--------------------------------------------------------------------------------------------------------------------
Martin Rivard                      27,500         50,375           67,500/120,000              191,675/153,200
Executive Vice-President
--------------------------------------------------------------------------------------------------------------------
Jean-Yves Laliberte                20,000         53,200            70,000/10,000              215,300/23,150
Vice-President, Finance
====================================================================================================================

(1) The value is based on the closing price of the common shares of the Company on the Toronto Stock Exchange on December 31, 2002, which was $5.84.

                  No funds were set aside or accrued by the Company during 2002 to provide pension, retirement or similar benefits for directors or officers.

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

                D. EMPLOYEES

                  The number of employees of the Company as of December 31, 2002, 2001and 2000 were 234, 141 and 186, respectively. The distribution of the employees was the following:

                                            2002          2001           2000
                  ------------------------------------------------------------
                  Corporate Office            11             9              8
                  Francoeur                   19             4             62
                  Beaufor                    105            39             15
                  Camflo                      26            22             27
                  Newfoundland                73            67             74
                  TOTAL                      234           141            186
                  ------------------------------------------------------------

                  See "ITEM 4.B.9 INFORMATION ON THE COMPANY - Description of Properties - Labor".

                E.   SHARE OWNERSHIP

                  Set forth below is the amount of the Company's common stock owned by the Company's directors and executive officers as of June 24, 2003.

                SHAREHOLDINGS OF DIRECTORS AND EXECUTIVE OFFICERS
--------------------------------------------------------------------------------
    TITLE OF      IDENTITY OF PERSON OR GROUP          AMOUNT OF
      CLASS                                            BENEFICIAL     PERCENT OF
                                                       OWNERSHIP        CLASS(1)
--------------------------------------------------------------------------------

     Common       Jean-Guy Rivard (2)                  1,865,000          10.57%
     Common       Louis Dionne (3)                       500,000            2.8%
     Common       Campbell Stuart (4)                     20,000               *
     Common       Gilles Loiselle (5)                     20,000               *
     Common       Denis Arcand (6)                        56,348               *
     Common       Rejean Houle                            37,000               *
     Common       Jean Depatie (7)                        21,000               *
     Common       Martin Rivard (8)                      184,000              1%
     Common       Jean-Yves Laliberte (9)                 86,000               *
     Common       Nicole Veilleux (10)                    27,000               *
     Common       Total Officers/Directors             2,816,348          15.96%
                                                       =========          ------
--------------------------------------------------------------------------------

* Less than one percent

(1) Based upon 15,944,200 shares outstanding at June 24, 2003 and 1,703,500 stock options exercisable within 60 days of June 24, 2003 by all directors and officers as a group.
(2) 1,000,000 are held indirectly through Les Entreprises Tremoy Ltee, a private company controlled by Mr. Rivard and 115,000 are directly held. 750,000 represent currently exercisable stock options.
(3)  500,000 represent currently exercisable stock options.
(4) 4,000 represent currently exercisable stock options and 16,000 unexercisable stock options.
(5)  20,000 represent currently exercisable stock options.
(6)  30,000 represent currently exercisable stock options.
(7)  20,000 represent currently exercisable stock options.
(8) 60,000 represent currently exercisable stock options and 100,000 unexercisable stock options.
(9)  80,000 represent currently exercisable stock options.
(10) 27,000 represent currently exercisable stock options.

                  The Company has an Employee and Director Stock Option Plan (the "Plan"), adopted April 18, 1995 amended May 22, 1997, April 23, 2002 and May 15, 2002, for the benefit of senior officers, employees and directors of the Company and its affiliates. Subject to the requirements of the Plan, the Board of Directors of the Company has the authority to select those directors and employees to whom stock options will be granted, the number of stock options to be granted to each director and employee and the price at which shares of common stock may be purchased. The exercise price for purchasing shares of common stock upon exercise of a stock option granted under the Plan will be determined by the Board of Directors at the time the stock option is granted but cannot be less than the closing price of the common stock on the Toronto Stock Exchange on the trading day preceding the date of grant. The stock options are not transferable. The aggregate number of shares of common stock at any time that will be available for issuance under the Plan or pursuant to other outstanding stock options to insiders will not be permitted to exceed 10% of the shares of common stock then outstanding and the aggregate number of shares of common stock at any time available for issuance under the Plan or pursuant to other outstanding stock options to any one person will not be permitted to exceed 5% of the shares of common stock then outstanding. Each stock option, unless sooner terminated pursuant to the provisions of the Plan, will expire on a date to be determined by the Board of Directors at the time the stock option is granted, which date will not be later than ten (10) years from the date the stock option is granted. The Plan does not provide for the Company to provide any financial assistance to optionees to enable them to exercise stock options granted thereunder. The Board of Directors may amend or terminate the Plan provided that amendments which materially increase benefits under the Plan, materially increase the number of shares of common stock which may be issued thereunder or materially modify the eligibility requirements therefor will require shareholder approval and any material amendment will require approval of the Toronto Stock Exchange.

                  Information regarding the outstanding stock options held by directors and executive officers of the Company as of June 24, 2003, is set forth below.

                            STOCK OPTIONS OUTSTANDING

-----------------------------------------------------------------------------
NAME                              NUMBER OF         CDN$
                                  SHARES OF       EXERCISE     EXPIRATION
                                COMMON STOCK        PRICE        DATE
-----------------------------------------------------------------------------
Jean-Guy Rivard                     150,000         3.93        12-03-2003
Jean-Guy Rivard                     100,000         1.75        06-22-2005
Jean-Guy Rivard                     100,000         1.65        05-30-2006
Jean-Guy Rivard                     100,000         1.78        01-08-2007
Jean-Guy Rivard                     100,000         3.10        03-18-2007
Jean-Guy Rivard                     200,000         4.72        12-01-2007
Louis Dionne                        100,000         4.60        05-01-2007
Louis Dionne                        400,000         4.72        12-01-2007
Denis Arcand                         20,000         1.75        06-22-2005
Denis Arcand                         10,000         1.92        09-27-2005
Gilles Loiselle                      20,000         2.00        07-10-2006
Jean Depatie                         20,000         1.75        06-22-2005
Martin Rivard                        50,000         4.25        07-07-2007
Martin Rivard                        30,000         1.75        06-22-2005
Martin Rivard                       100,000         4.72        12-01-2007
Jean-Yves Laliberte                  50,000         3.53        07-28-2004
Jean-Yves Laliberte                  30,000         1.75        06-22-2005
Nicole Veilleux                      17,000         3.70        07-13-2003
Nicole Veilleux                      10,000         1.75        06-22-2005
Campbell Stuart                      20,000         5.50        12-19-2007
TOTAL                             1,627,000
-----------------------------------------------------------------------------

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.

        A.   MAJOR SHAREHOLDERS

                  On December 31, 2002, the shareholders' list for the Company's common stock showed 310 registered shareholders and 15,747,300 shares outstanding. 153 (49.4%) of these shareholders were U.S. residents, owning 3,057,457 shares representing approximately 20.2% of the issued and outstanding shares of common stock.

                  The Company is not directly or indirectly owned or controlled by another corporation(s) or by any foreign government or by any other national or legal person(s), severally or jointly.

                  Except for Jean-Guy Rivard, as disclosed in Item 6.D, "DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES - Share Ownership" above, the Company does not know of any person who owns, beneficially, directly or indirectly, more than 5% of any class of the Company's voting securities, except "Gestion Sodemex Inc.", 65 Sainte-Anne Street, 12th Floor, Quebec, Quebec, G1R 3X5 Canada, which holds 2,184,734 common shares, representing 13.7% of the outstanding shares of the Company's common stock and Sprott Asset Management Inc., Toronto, Ontario which holds 2,887,187 common shares representing 18.1% of the outstanding shares of the Company's common stock. There has been no significant change in the percentage ownership of company common stock held by Gestion Sodemex Inc. and Jean-Guy Rivard during the past three years. Sprott Asset Management Inc. has held more than 5% of the Company's voting securities for the past two years only. The Company has no knowledge of any arrangements that may, at a subsequent date, result in a change of control of the Company. No shareholders of the Company have different voting rights than any other shareholder.

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

ITEM 8.  FINANCIAL INFORMATION

        A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

                  The following financial statements of the Company are attached to this Annual Report:

                   Auditors' Report dated January 24, 2003

                   Consolidated Balance Sheets at December 31, 2002 and December 31, 2001

                   Consolidated Statements of Earnings and Retained Earnings for the Years ended December 31, 2002, December 31, 2001 and December 31, 2000

                   Consolidated Statements of Cash Flow for the Years ended December 31, 2002, December 31, 2001 and December 31, 2000

                   Notes to Consolidated Financial Statements

                   Reference is made to Items 10 A. 2. and 17 for further details relating to the financial statements of the Company included in this Annual Report.

                   The Company has never paid any dividends and does not currently intend to pay any dividends in the near future.

                   The Company knows of no active, pending or overtly threatened legal proceeding or arbitration to which the Company is a party or to which any of its properties is subject which may have, or has had in the recent past, a material adverse effect on the Company's financial position or profitability.

B. SIGNIFICANT CHANGES

                   No significant change has occurred since December 31, 2002 in the Company's financial condition or results of operations.

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

                                  LAST SIX MONTHS
                              TORONTO STOCK EXCHANGE
                           COMMON STOCK TRADING ACTIVITY

              ------------------------- -----------------------
                   - Price -
               Canadian Dollars
                           Month Ended     High        Low
              ------------------------- ----------- -----------
                     November 30, 2002    $5.95       $4.54
                     December 31, 2002    $6.00       $4.65
                      January 31, 2003    $6.40       $5.60
                     February 28, 2003    $6.36       $5.21
                        March 31, 2003    $5.49       $4.35
                        April 30, 2003    $5.00       $4.11
                          May 31, 2003    $4.81       $4.26
              ------------------------- ----------- -----------


                               LAST TWO FULL YEARS
                             TORONTO STOCK EXCHANGE
                          COMMON STOCK TRADING ACTIVITY

                -----------------------------------------
                                          - Sales -
                                      Canadian Dollars
                -----------------------------------------

                     Quarter Ended        High     Low
                -----------------------------------------
                    March 31, 2001       $2.00    $1.20
                     June 30, 2001       $2.24    $1.44
                September 30, 2001       $2.00    $1.26
                 December 31, 2001       $1.87    $1.27
                    March 31, 2002       $4.60    $1.75
                     June 30, 2002       $6.74    $3.75
                September 30, 2002       $6.25    $3.20
                 December 31, 2002       $6.00    $4.50
                -----------------------------------------

                              LAST FIVE FULL YEARS
                             TORONTO STOCK EXCHANGE
                          COMMON STOCK TRADING ACTIVITY

                  ---------------------------------------------
                                             - Sales -
                                          Canadian Dollars
                  ---------------------------------------------

                           Year Ended         High         Low
                  ---------------------------------------------
                    December 31, 1998        $4.50       $2.75
                    December 31, 1999        $4.13       $2.00
                    December 31, 2000        $2.75       $1.20
                    December 31, 2001        $2.24       $1.20
                    December 31, 2002        $6.74       $1.75
                  ---------------------------------------------

                  On June 24, 2003, the closing price for the Company's common stock on the Toronto Stock Exchange was $3.95.

MONTREAL EXCHANGE

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


                                    LAST TWO FULL YEARS
                                  MONTREAL STOCK EXCHANGE
                               COMMON STOCK TRADING ACTIVITY

                           -------------------------------------------
                                                    - Sales -
                                                 Canadian Dollars
                           -------------------------------------------
                                  Year Ended         High     Low
                           -------------------------------------------
                           December 31, 1998        $4.70    $2.70
                           December 31, 1999        $4.00    $2.85
                           -------------------------------------------

AMERICAN STOCK EXCHANGE

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

                                 LAST SIX MONTHS
                             AMERICAN STOCK EXCHANGE
                          COMMON STOCK TRADING ACTIVITY

                            --------------------------------------------
                                                      - Sales -
                                                      US Dollars
                            --------------------------------------------

                                   Month Ended         High     Low
                            --------------------------------------------
                             November 30, 2002        $3.90    $2.91
                             December 31, 2002        $3.92    $3.00
                              January 31, 2003        $4.33    $3.60
                             February 28, 2003        $4.21    $3.42
                                March 31, 2003        $3.73    $2.95
                                April 30, 2003        $3.40    $2.96
                                  May 31, 2003        $3.58    $3.06
                            --------------------------------------------


                               LAST TWO FULL YEARS
                             AMERICAN STOCK EXCHANGE
                          COMMON STOCK TRADING ACTIVITY

                         --------------------------------------------
                                                   - Sales -
                                                   US Dollars
                         --------------------------------------------
                              Quarter Ended         High     Low
                         --------------------------------------------
                             March 31, 2001        $1.20       $0.81
                              June 30, 2001        $1.47       $0.91
                         September 30, 2001        $1.35       $0.85
                          December 31, 2001        $1.20       $0.80
                             March 31, 2002        $2.80       $1.05
                              June 30, 2002        $4.40       $2.49
                         September 30, 2002        $4.05       $2.01
                          December 31, 2002        $3.92       $2.85
                         --------------------------------------------



                              LAST FIVE FULL YEARS
                             AMERICAN STOCK EXCHANGE
                          COMMON STOCK TRADING ACTIVITY

                     --------------------------------------------
                                               - Sales -
                                               US Dollars
                     --------------------------------------------
                             Year Ended         High     Low
                     --------------------------------------------
                      December 31, 1998        $3.25       $2.06
                      December 31, 1999        $3.00       $1.00
                      December 31, 2000        $2.00       $0.75
                      December 31, 2001        $1.47       $0.80
                      December 31, 2002        $4.40       $1.05
                     --------------------------------------------

                  On June 24, 2003, the closing price for the Company's common stock on the American Stock Exchange was US$2.92.

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

                  (d) hypothecate, pledge, pawn, assign and convey the movable or immovable property, present or future, of the Company, to secure payment of such bonds or other securities, or give only part of such guarantees for the same purposes; and constitute the aforementioned hypothecation, pledge, pawn, assignment and conveyance by way of a trust deed, or in any other manner; and

                  (e) delegate to one or more members of management or to one or more directors of the Company who may be designated by the Directors, all or part of the powers conferred by the aforementioned clause to the extent and in the manner that the Board of Directors determines in such delegation of the said powers.

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

           B. MATERIAL CONTRACTS

                  CONTRACTS RELATED TO THE PURCHASE OF THE HAMMERDOWN MINE

                  As described above in "Item 4.B.4 " INFORMATION ON THE COMPANY
- Description of Property - Hammerdown Mine, Newfoundland, Canada", in March 2000, the Company purchased the Hammerdown Mine property.

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

                  THE BEAUFOR MINE PURCHASE AGREEMENT

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

            C. EXCHANGE CONTROLS

                  There are no governmental laws, decrees or regulations in Canada relating to restrictions on the export or import of capital, or affecting the remittance of interest, dividends or other payments to non-residents holders of the Company's common shares. Any remittance of dividends to United States residents are, however, subject to a 15% withholding tax (5% if the shareholder is a corporation owning at least 10% of the common shares of the Company) pursuant to Article X of the reciprocal income treaty between Canada and the United States.

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

                  In 1988, the ICA was amended pursuant to the North American Free Trade Agreement dated January 2, 1988 between Canada and the United States to relax the restrictions of the ICA. As a result of these amendments, except where the Canadian business is in the cultural, oil and gas, uranium, financial services or transportation sectors, the threshold for direct acquisition of control by U.S. investors and other foreign investors acquiring control of a Canadian business from U.S. investors has been raised from $5 million to $150 million of gross assets, and indirect acquisitions are not reviewable.

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

         CAPITAL GAINS

                  A non-resident of Canada is not subject to tax under the Income Tax Act (Canada) in respect of a capital gain realized upon the disposition of a share of a capital gain realized upon the disposition of a share of a class that is listed on a prescribed stock exchange unless the share represents "taxable Canadian property" to other holder thereof. A common share of the Company will be taxable Canadian property to a non-resident holder if, at any time during the period of five years immediately preceding the disposition, the non-resident holder, persons with whom the non-resident holder did not deal at arm's length, or the non-resident holder and persons with he/she did not deal at arm's length owned 25% or more of the issued shares of any class or series of the Company. In the case of a non-resident holder to whom shares of the Company represent taxable Canadian property and who is resident in the United States, American tax will be payable on a capital gain realized on such shares by reason of the Treaty unless the value of such shares is derived principally from real property situated in Canada or the non-resident holder previously held the shares while resident in Canada. However, in such a case, certain transitional relief under the Treaty may be available.

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

                  The Jobs and Growth Tax Relief Reconciliation Act of 2003 (the "Act") amended provisions of the Code regarding the taxation of dividends effective as of January 1, 2003 for calendar year taxpayers. In general, under the Act dividends paid by qualified corporations to non-corporate taxpayers will be taxed at the same rate as capital gains, rather than at the higher ordinary income tax rate. A foreign corporation such as the Company is a qualified corporation to the extent that the dividends are paid with respect to stock that is readily tradable on an established securities market in the United States. Accordingly, dividends paid with respect to shares of the Company that are registered to trade on the American Stock Exchange (or any other future established U.S. securities market on which the Company's shares may be listed in the future) should be eligible for the reduced tax rate. Eligibility for the reduced tax rate is dependent on satisfying a holding period and certain other limitations. The reduced tax rate also cannot be claimed with respect to dividends that are included as investment income for purposes of the limitation on the deduction of investment interest.

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

         FOREIGN TAX CREDIT

                  Subject to certain limitations, a U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of common shares of the Company may be entitled, at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld. U.S. Holders that are eligible for benefits under the Treaty will not be entitled to a foreign tax credit for the amount of Canadian taxes withheld in excess of the 15 % maximum rate available under the Treaty, and with respect to which the U.S. Holder can obtain a refund from the Canadian taxing authorities. Generally, it will be more advantageous to claim a credit because a credit reduces United States Federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer's income subject to tax. This election is made on year-by-year basis and applies to all foreign income taxes (or taxes in lieu of income tax) paid by (or withheld from) the U.S. Holder during the year. There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder's United States income tax liability that the U.S. Holder's foreign source income bears to his/her or its worldwide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Under the Act, beginning in 2003, taxpayers also must account for the rate differential on dividend income (i.e., the difference between the highest applicable tax rate and the highest dividend tax rate) in applying these limitations. Complex rules govern this classification process. There are further limitations on the foreign tax credit for certain types of income such as "passive income", "high withholding tax interest", "financial services income", "shipping income", and certain other classifications of income. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific and holders and prospective holders of common shares of the Company should consult their own tax advisors regarding their individual circumstances.

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

         BACKUP WITHHOLDING AND INFORMATION REPORTING

                  Payments of dividends or other proceeds with respect to common shares of the Company by a U.S. paying agent or other U.S. intermediary will be reported to the IRS and to the U.S. Holder as may be required under applicable regulations. Backup withholding at a rate of 28 per cent may apply to these payments if the U.S. Holder fails to provide an accurate taxpayer identification number or certification of foreign or other exempt status or fails to report all interest and dividends required to be shown on its U.S. federal income tax returns. Certain U.S. Holders (including, among others, corporations) are not subject to backup withholding. U.S. Holders should consult their tax advisors as to their qualification for exemption from backup withholding and the procedure for obtaining exemption.



ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

         COMMODITY PRICE RISK DISCLOSURE

                  The results of the Company's operations are affected significantly by the market price of gold. Gold prices are influenced by numerous factors over which the Company has no control, including expectations with respect to the rate of inflation, the relative strength of the United States dollar and certain other currencies, interest rates, global or regional political or economic crises, demand for gold for jewelry and industrial products, and sales by holders and producers of gold in response to these factors. During 2002, the price of gold ranged from US$278 to US$349 per ounce.

                  At current 2002 estimates of production of 100,000 ounces of gold and at an estimated average gold price of US$340, including management's estimates of the Company's operating expenses, a US$35 change in the market price of gold would result in an increase or decrease of approximately CDN$2,940,000 in annual net income and in annual cash flows.

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

                  The Company may enter into forward sales commitments to hedge a portion of its annual production of the gold that it produces. The policy also provides for the use of combinations of put and call option contracts to establish minimum floor prices. At December 31, 2002, Richmont had hedging contracts guaranteeing a minimum price of US$320 and a maximum price of US$336 per ounce for 11,000 ounces of gold to be delivered during the first quarter of 2003. The fair value of the Company's off-balance sheet financial instruments, held as at December 31, 2002, is based on the notional gain or loss accrued using market prices on the reporting date. As at December 31, 2002, the value was a loss of approximately $205,955 for gold commodity contracts.

         FOREIGN CURRENCY RISK DISCLOSURE

                  The Company's revenues are mainly denominated in US dollars, while investments and operating costs, primarily accrue in Canadian dollars. The Company's cash flow and results of operations will therefore be affected by fluctuations in the US/CDN dollar exchange rate.

                  At current 2003 estimates of production of 100,000 ounces of gold and at an estimated average gold price of US$340 excluding management's estimates of the Company's operating expenses, a $0.10 change in the CDN dollar exchange rate would result in an increase or decrease of CDN approximately CDN$3,900,000 in net income and in cash flow.

                  To reduce the effects of fluctuations in US/CDN dollar exchange rates, the Company may use financial instruments to hedge currency exposures in the ordinary course of business. It is current Company policy to seek to harmonize the amount and duration of its gold and US/CDN hedging policies.

                  At December 31, 2002 the Company had forward exchange contracts maturing in the year 2003 of US$3,500,000 at an average rate of 1.5686.

                  The Company does not require or place collateral for its foreign currency and gold hedging derivatives. However, the Company seeks to minimize its credit risk by dealing with only major international banks and financial institutions.

         INTEREST RATE RISK DISCLOSURE

                  At December 31, 2002, the Company had no outstanding long-term debt. Therefore, the Company does not believe it is exposed to significant interest rate risk.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

                  Not applicable.

                                     PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

                  Not Applicable

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

                  Not Applicable

ITEM 15. CONTROLS AND PROCEDURES

                  During the 90-day period prior to the filing date of this Annual Report on Form 20-F, the Company's management, including its Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of the Company's disclosure controls and procedures (as defined in Rules 13a-14(c) and 15d-14(c) under the Securities Exchange Act of 1934, as amended). Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures were effective to ensure that all material information required to be filed in this Annual Report on Form 20-F was made known to them in a timely fashion. There have been no significant changes in internal controls, or in factors that could significantly affect internal controls, subsequent to the date the Chief Executive Officer and Chief Financial Officer completed their evaluation, nor were there any significant deficiencies or material weaknesses in the Company's internal controls requiring corrective actions.
ITEM 16A.         AUDIT COMMITTEE FINANCIAL EXPERT

                  Not yet applicable
ITEM 16B.         CODE OF ETHICS

                  Not yet applicable
ITEM 16C.         PRINCIPAL ACCOUNTANT FEES AND SERVICES

                  Not yet applicable
ITEM 16D.         EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

                  Not yet applicable.

                                    PART III

ITEM 17. FINANCIAL STATEMENTS

                  The audited financial statements referred to below are included herein and found immediately following the text of this Annual Report. The report of the Company's auditors on such financial statements is included herein immediately preceding such audited financial statements.

                  AUDITED FINANCIAL STATEMENTS

                  Auditors' Report dated January 24, 2003

                  Consolidated Balance Sheets at December 31, 2002 and December 31, 2001

                  Consolidated Statements of Earnings and Retained Earnings for the Years ended December 31, 2002, December 31, 2001 and December 31, 2000

                  Consolidated Statements of Cash Flow for the Years ended December 31, 2002, December 31, 2001 and December 31, 2000

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

ITEM 19. EXHIBITS

EXHIBIT   EXHIBIT
NO.                                                                  PAGE

1.1 Articles of Incorporation of the Company, including all amendments thereto(1)
1.2 Bylaws of the Company, including all amendments thereto(1)
4.2       Escrow Agreement (undated) among the Company,
          Abiting, Inc., and Colby, Monet, Demers, Delage &
          Crevier, as escrow agent(2)

4.3       Royalty Agreement dated May 31, 2000 between the
          Company and Major General Resources Ltd.(2)

4.4 Letter Agreement effective April 6, 2001 between the Company and Aurizon Mines Ltd. (2)

8.1       List of Subsidiaries

99.1 Certification of periodic financial report pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350

--------------------

(1) Incorporated by reference to Exhibit No. 1 to the Company's Registration Statement on Form 20-F dated September 25, 1996 filed with the Securities and Exchange Commission.

(2) Incorporated by reference to the identically numbered exhibit to the Company's Annual Report on Form 20-F for the year ended December 31, 2000 filed with the Securities and Exchange Commission.

                      Consolidated Financial Statements of

                      RICHMONT MINES INC.

                      Years ended December 31, 2002, 2001 and 2000

                      AUDITORS'REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of Richmont Mines Inc. as at December 31, 2002 and 2001 and the consolidated statements of earnings, retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States in America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.


SIGNED KPMG LLP

Chartered Accountants

Montreal, Canada
January 24,2003

RICHMONT MINES INC.
CONSOLIDATED FINANCIAL STATEMENTS


YEARS ENDED DECEMBER  31, 2002, 2001 AND 2000


CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statements of Earnings .................................1
Consolidated Statements of Retained Earnings (Deficit) ..............2
Consolidated Balance Sheets .........................................3
Consolidated Statements of Cash Flow ................................4
Notes to Consolidated Financial Statements...........................5

--------------------------------------------------------------------------------

RICHMONT MINES INC.
CONSOLIDATED STATEMENTS OF EARNINGS
YEARS ENDED DECEMBER 31,
(IN CANADIAN DOLLARS)

                                                                     2002              2001             2000
                                                                       $                 $                $
----------------------------------------------------------------------------------------------------------------
REVENUES
    Precious metals                                           49,815,082        34,013,168       33,397,295
    Other revenues (NOTE 3)                                    2,180,100         1,030,348        1,395,613
                                                         -------------------------------------------------------
                                                              51,995,182        35,043,516       34,792,908
                                                         -------------------------------------------------------
EXPENSES
    Operating costs                                           25,403,493        20,570,443       22,451,257
    Royalties                                                    675,177           206,591          454,798
    Administration                                             2,229,343         1,660,124        1,197,375
    Exploration and evaluation of projects (NOTE 4)            3,727,600           460,300          190,231
    Evaluation and maintenance charges - Beaufor Mine                  -         1,283,528          744,097
    Provision for site restoration costs (NOTE 5)                100,000         1,050,000          750,000
    Depreciation and depletion                                 6,618,410         4,872,917        5,670,309
    Write-down of mining assets (NOTE 6)                               -         4,162,918        5,964,208
    Write-down of short-term investments                         219,372                 -                -
                                                         -------------------------------------------------------
                                                              38,973,395        34,266,821       37,422,275
                                                         -------------------------------------------------------

EARNINGS (LOSS) BEFORE OTHER ITEMS                            13,021,787           776,695       (2,629,367)

MINING AND INCOME TAXES (NOTE 7)                               3,935,969           258,605        1,449,209
                                                         -------------------------------------------------------
                                                               9,085,818           518,090       (4,078,576)
MINORITY INTEREST                                                      -                 -          687,650
                                                         -------------------------------------------------------
NET EARNINGS (LOSS)                                            9,085,818           518,090       (3,390,926)
                                                         =======================================================
NET EARNINGS (LOSS) PER SHARE (NOTE 8)
    BASIC                                                           0.59              0.03            (0.22)
    DILUTED                                                         0.57              0.03            (0.22)
                                                         =======================================================
WEIGHTED AVERAGE NUMBER OF
    COMMON SHARES OUTSTANDING                                 15,339,497        15,051,644       15,156,374
                                                         =======================================================

See accompanying notes to consolidated financial statements.

RICHMONT MINES INC.
CONSOLIDATED STATEMENTS OF RETAINED EARNINGS (DEFICIT)
YEARS ENDED DECEMBER 31,
(IN CANADIAN DOLLARS)

--------------------------------------------------------------------------------
                                     2002             2001             2000
                                        $                $                $
--------------------------------------------------------------------------------

BALANCE, BEGINNING OF YEAR        390,712         (129,752)       3,335,872

    Net earnings (loss)         9,085,818          518,090       (3,390,926)
    Redemption of shares
    (NOTE 12)                           -            2,374          (74,698)
                            ----------------------------------------------------
BALANCE, END OF YEAR            9,476,530          390,712         (129,752)
                            ====================================================

See accompanying notes to consolidated financial statements.

RICHMONT MINES INC.
CONSOLIDATED BALANCE SHEETS
DECEMBER 31,
(IN CANADIAN DOLLARS)

--------------------------------------------------------------------------------------------------

                                                                         2002             2001
                                                                            $                $
--------------------------------------------------------------------------------------------------
ASSETS

CURRENT ASSETS
    Cash and cash equivalents                                      19,473,235       15,605,777
    Short-term investments (MARKET VALUE  $11,597,944)             11,505,685                -
    Accounts receivable (NOTE 9)                                    1,956,412        1,248,004
    Inventories (NOTE 10)                                           2,936,467        1,270,814
                                                             -------------------------------------
                                                                   35,871,799       18,124,595

PROPERTY, PLANT AND EQUIPMENT (NOTE 11)                             9,404,345       13,927,667
                                                             -------------------------------------
                                                                   45,276,144       32,052,262
                                                             =====================================
LIABILITIES
CURRENT LIABILITIES
    Accounts payable and accrued charges                            3,345,916        2,894,849
    Mining and income taxes payable                                 2,750,806          943,121
                                                            --------------------------------------
                                                                    6,096,722        3,837,970
PROVISION FOR SITE
    RESTORATION COSTS (NOTE 5)                                      2,776,000        2,776,000

FUTURE MINING AND INCOME TAXES (NOTE 7)                                     -           78,143
                                                            --------------------------------------

                                                                    8,872,722        6,692,113
                                                            --------------------------------------
SHAREHOLDERS' EQUITY
    Capital stock (NOTE 12)                                        26,926,892       24,969,437
    Retained earnings                                               9,476,530          390,712
                                                            --------------------------------------

                                                                   36,403,422       25,360,149
                                                            --------------------------------------
    Commitments (NOTE 13)
    Contingency (NOTE 14)                                          45,276,144       32,052,262
                                                            ======================================


See accompanying notes to consolidated financial statements.


On behalf of the Board:

--------------------                            ------------------
Jean-Guy Rivard                                 Rejean Houle
Chairman                                        Director

RICHMONT MINES INC.
CONSOLIDATED STATEMENTS OF CASH FLOW
YEARS ENDED DECEMBER 31,
(IN CANADIAN DOLLARS)

------------------------------------------------------------------------------------------------------------------------

                                                                              2002             2001             2000
                                                                                 $                $                $
------------------------------------------------------------------------------------------------------------------------
CASH FLOW FROM OPERATIONS
    Net earnings (loss)                                                  9,085,818          518,090       (3,390,926)
    Adjustments for:
      Depreciation and depletion                                         6,618,410        4,872,917        5,670,309
      Stock-based compensation to non-employees                            186,600                -                -
      Provision for site restoration costs                                       -          550,000          737,000
      Write-down of short-term investments                                 219,372                -                 -
      Write-down of mining assets                                                -        4,162,918        5,964,208
      Minority interest                                                          -                -         (687,650)
      Future mining and income taxes                                       (78,143)      (1,128,051)       1,258,588
                                                                   -----------------------------------------------------
                                                                        16,032,057        8,975,874        9,551,529

    Net change in non-cash working capital                                (115,309)       2,974,514        1,420,229
                                                                   -----------------------------------------------------
                                                                        15,916,748       11,950,388       10,971,758
                                                                   -----------------------------------------------------
CASH FLOW USED IN INVESTMENTS
    Short-term investments                                             (11,725,057)               -                -
    Beaufor Mine                                                        (1,293,246)      (3,599,984)        (733,499)
    Hammerdown Mine                                                        (62,854)      (3,858,801)      (4,750,948)
    Other investments                                                     (738,988)        (130,824)      (1,700,487)
                                                                   -----------------------------------------------------
                                                                       (13,820,145)      (7,589,609)      (7,184,934)
                                                                   -----------------------------------------------------

CASH FLOW FROM (USED IN) FINANCING ACTIVITIES
    Issue of common shares                                               1,770,855                 -               -
    Redemption of common shares                                                  -           (6,590)        (656,048)
                                                                   -----------------------------------------------------
                                                                         1,770,855           (6,590)        (656,048)
                                                                   -----------------------------------------------------

Net increase in cash and cash equivalents                                3,867,458        4,354,189        3,130,776
Cash and cash equivalents, beginning of year                            15,605,777       11,251,588        8,120,812
                                                                   -----------------------------------------------------

Cash and cash equivalents, end of year                                  19,473,235       15,605,777       11,251,588
                                                                   =====================================================
CASH FLOW FROM OPERATIONS PER SHARE BEFORE
    NET CHANGE IN NON-CASH WORKING CAPITAL                                    1.05             0.60             0.63
                                                                   =====================================================

Supplemental information Cash paid (received) during the year:
      Mining and Income taxes                                            2,840,445          702,132          (68,032)


See accompanying notes to consolidated financial statements.

RICHMONT MINES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000
-------------------------------------------------------------------------------
Richmont Mines Inc. (the "Company"), incorporated under Part 1A of the Quebec Companies Act, is engaged in mining, exploration and development of mining properties, principally gold.


1.     SIGNIFICANT ACCOUNTING POLICIES

       The consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles. As described in note 18, these principles differ in certain material respects from the principles that the Company would have followed had its consolidated financial statements been prepared in accordance with generally accepted accounting principles in the United States. The significant accounting policies followed by the Company are as follows:

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

       d) Short-term investments

       Short-term investments are carried at the lower of cost and market value.

       e)  Inventories

       Supply inventories are valued at the lower of average cost and replacement cost. Ore and precious metals inventories are valued at the lower of average cost and net realizable value.

       f)  Exploration properties

       Mining exploration expenditures are expensed as incurred. The acquisition costs of exploration properties and expenditures incurred on properties identified as having development potential are capitalized in accordance with the policies described in note 1 g).

       g) Property, plant and equipment

       Property, plant and equipment are recorded at cost. Development costs are capitalized when a decision is made to bring an ore body into production. When a project is brought into commercial production, related costs are transferred to the various fixed assets categories and are depreciated according to the units-of-production method calculated on proven and probable reserves. Depreciation of mobile equipment is calculated using the straight-line method based on its anticipated useful life.

       Construction costs include interest on funds borrowed. Upon commencement of commercial production, construction costs are transferred to the various categories of buildings and equipment and amortized on their respective bases.

       When the net carrying value of a capital asset exceeds the estimated undiscounted future net cash flow, the excess is charged to earnings.

RICHMONT MINES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000
-------------------------------------------------------------------------------

1. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

       h) Site restoration costs

       Future site restoration costs are charged against earnings. The estimation of these costs depends on the development of environmentally acceptable closure and post-closure plans.

       i) Future mining and income taxes

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

       j) Foreign currency translations

       Transactions pertaining to the statement of earnings are translated at the rate of exchange prevailing at the date of the transaction. Monetary assets and liabilities resulting from these transactions are translated at the rate of exchange in effect at the balance sheet date. Exchange gains or losses are included in earnings.

       k)  Hedging activities

       Gains and losses on forward contracts and other instruments that effectively establish selling prices for future production are not recognized in income until reflected in precious metals revenues when the related production is delivered.

       l)  Government assistance

       Grants originating from government assistance are recorded as a revenue or as a reduction of property, plant and equipment, based on the nature of the grant.

       m) Earnings (loss) per share

       Earnings (loss) per share is the result of net earnings (loss) divided by the average outstanding number of shares during the period. Diluted earnings (loss) per share is determined using the treasury-stock method.

       n) Use of estimates

       The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses. Significant areas requiring the use of management estimates relate to the useful life of assets for amortization purposes and for the evaluation of their net recoverable amount, the provisions for site restoration costs and income and mining taxes. Accordingly, actual results could differ from these estimates.

RICHMONT MINES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000
--------------------------------------------------------------------------------

 2.   CHANGE IN ACCOUNTING POLICY

       On January 1, 2002, the Company prospectively adopted the new accounting recommendations of Section 3870 of the Canadian Institute of Chartered Accountants Handbook relating to stock-based compensation and other stock-based payments made in exchange for goods and services. The Company has chosen to continue using the settlement value method to record the stock options granted for the benefit of senior executives and management and the applied fair value method for the options granted to non-employees. Any consideration paid when the options is exercised is credited to capital stock.

3.     GOVERNMENT ASSISTANCE

       The Company has recorded government assistance in the amount of $1,522,996 ($287,636 in 2001 and nil in 2000) in "Other revenues".


4. EXPLORATION AND EVALUATION OF PROJECTS

                                -------------------------------------
                                    2002         2001         2000
                                      $           $             $
                                ---------    ----------   -----------
        Francoeur Mine          2,361,147       301,840       125,490
        Hammerdown Mine           400,659        56,016          --
        Beaufor Mine              808,244          --            --
        Evaluation of projects    157,550       102,444        64,741
                                -------------------------------------
                                3,727,600       460,300       190,231
                                =====================================

5. PROVISION FOR SITE RESTORATION COSTS


       The Company's production and exploration activities are subject to various federal and provincial laws and regulations governing the protection of the environment. These laws and regulations are continually changing and are generally becoming more restrictive. The Company conducts its operations so as to protect public health and the environment. The Company has recorded a provision to cover site restoration costs based on management's best estimate of such costs. Such estimates are, however, subject to change based on modifications to laws and regulations or as new information becomes available.

       The following table sets forth the evolution of the provision for site restoration costs for the years ended December 31, 2002, 2001 and 2000:

                                    -------------------------------------
                                          2002         2001         2000
                                           $            $            $
                                    -------------------------------------

       Francoeur Mine                     101,000     101,000     101,000
       Nugget Pond and Hammerdown mines   800,000     800,000        --
       Beaufor Mine                       500,000     500,000     750,000
       Camflo Mill                      1,375,000   1,375,000   1,375,000
                                    -------------------------------------
                                        2,776,000   2,776,000    2,226000
                                    =====================================

RICHMONT MINES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000
-------------------------------------------------------------------------------


6. WRITE-DOWN OF MINING ASSETS

       Each year, the Company reviews the carrying value of its assets and has concluded that a write-down was required in 2001 and 2000:

       -------------------------------------------------------------------------
                                        2002             2001             2000
                                           $                $                $
       -------------------------------------------------------------------------

       Nugget Pond Mine                    -        4,162,918                -
       Beaufor Mine                        -                -        3,740,157
       other assets                        -                -        2,224,051
                                    --------------------------------------------
       WRITE-DOWN OF MINING ASSETS         -        4,162,918        5,964,208
                                    ============================================

7. MINING AND INCOME TAXES

       Mining and income tax expense attributable to earnings (loss) consists of:

        ----------------------------------------------------------------
                                 2002            2001             2000
                                    $               $                $
        ----------------------------------------------------------------

        Current            4,014,112        1,386,656          190,621
        Future               (78 143)      (1,128,051)       1,258,588
                        ------------------------------------------------
                           3,935,969          258,605        1,449,209
                        ================================================

       Income tax expense attributed to earnings (loss) differs from the amounts computed by applying the combined federal and provincial income tax rate of 34.09% (2001 - 32.83% and 2000 - 33.10%) to the earnings (loss) before mining and income taxes as a result of the following:

        ----------------------------------------------------------------------------------------------------------------
                                                                                2002             2001             2000
                                                                                   $                $                $
        ----------------------------------------------------------------------------------------------------------------

        EARNINGS (LOSS) BEFORE MINING AND INCOME TAXES:                   13,021,787          776,695       (2,629,367)
                                                                     ---------------------------------------------------

        Computed "expected" tax expense (recovery)                         4,439,388          254,960         (870,320)
        Increase (decrease) in mining and income
          taxes resulting from:
             Resource allowance deduction                                 (1,124,713)        (595,449)        (560,264)
             Tax benefits not recognized                                  (1,486,584)         517,685        2,446,432
             Other                                                           122,274         (294,983)         (99,091)
                                                                     ---------------------------------------------------
        Income taxes                                                       1,950,365         (117,787)         916,757
        Large corporations tax                                                     -            1,200           38,509
        Mining duties                                                      1,985,604          375,192          493,943
                                                                     ---------------------------------------------------

        TOTAL CURRENT AND FUTURE MINING AND INCOME TAX PROVISION            3,935,969         258,605         1,449,209
                                                                     ===================================================


RICHMONT MINES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000
-------------------------------------------------------------------------------




7. MINING AND INCOME TAXES (CONTINUED)

       The tax effects of temporary differences that give rise to significant portions of the future tax assets and future tax liabilities at December 31, 2002 and 2001, are presented below:

        -----------------------------------------------------------------------------------------------
                                                                                2002             2001
                                                                                   $                $
        -----------------------------------------------------------------------------------------------
        LONG-TERM FUTURE TAX ASSETS:
          Losses carry forward                                               235,519        1,076,238
          Site restoration costs                                           1,203,518        1,204,041
          Property, plant and equipment                                    2,414,770        3,149,695
                                                                     ----------------------------------
          Future tax assets                                                3,853,807        5,429,974
          Less valuation allowance                                        (3,288,560)      (4,775,144)
                                                                     ----------------------------------
                                                                             565,247          654,830
        LONG-TERM FUTURE TAX LIABILITIES:
          Property, plant and equipment                                     (565,247)        (732,973)
                                                                     ----------------------------------
                         Net long-term future tax liabilities                      -          (78,143)
                                                                     ==================================


       The Company may benefit from capital losses to carry-forward (without an expiry date) amounting to $1,019,000.

8.NET EARNINGS (LOSS) PER SHARE

        ----------------------------------------------------------------------------------------------------------------
                                                                                2002             2001             2000
        Net earnings (loss) attributed to
          common shareholders ($)                                          9,085,818          518,090       (3,390,926)
                                                                     ---------------------------------------------------
        Weighted-average number of outstanding shares                     15,339,497       15,051,644       15,156,374
        Effect of dilutive share purchase options                            511,156                -                -
                                                                     ---------------------------------------------------
        Weighted-average number of dilutive outstanding shares            15,850,653       15,051,644       15,156,374
                                                                     ---------------------------------------------------
        Basic earnings (loss) per share ($)                                     0.59             0.03            (0.22)
        Diluted earnings (loss) per share ($)                                   0.57             0.03            (0.22)
                                                                     ---------------------------------------------------


9. ACCOUNTS RECEIVABLE

       ----------------------------------------------------------------
                                                2002             2001
                                                   $                $
       ----------------------------------------------------------------

       Sales and income taxes                912,428          594,802
       Government assistance                 662,177          475,292
       Other                                 381,807          177,910
                                     ----------------------------------
                                           1,956,412        1,248,004
                                     ==================================

RICHMONT MINES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000
-------------------------------------------------------------------------------


10. INVENTORIES

        ------------------------------------------------------------
                                              2002             2001
                                                 $                $
        ------------------------------------------------------------
        PRECIOUS METALS                    910,769          396,749
        Ore                                881,355          306,450
        Supply                           1,144,343          567,615
                                  ----------------------------------
                                         2,936,467        1,270,814
                                  ==================================


11. PROPERTY, PLANT AND EQUIPMENT

        ----------------------------------------------------------------------------------------------------------------
                                                        2002                                         2001
                                                 Accumulated                                  Accumulated
                                                depreciation      Net book                   depreciation      Net book
                                       Cost    and depletion         value          Cost    and depletion         value
                                          $                $             $             $                $             $
        ----------------------------------------------------------------------------------------------------------------
        Mining properties         5,644,726        2,684,378     2,960,378     5,326,723          867,899     4,458,824
        Development costs         5,865,061        3,819,427     2,045,634     6,169,400        2,021,824     4,147,576
        Buildings                 5,757,767        4,435,198     1,322,569     5,122,838        3,545,382     1,577,456
        Equipment                13,421,129       10,345,335     3,075,794    12,030,415        8,286,604     3,743,811
                              ------------------------------------------------------------------------------------------
                                 30,688,683       21,284,338     9,404,345    28,649,376       14,721,709    13,927,667
                              ==========================================================================================

12. CAPITAL STOCK

       Authorized: Unlimited number of common shares, no par value

        ----------------------------------------------------------------------------------------------------------------
                                                                              2002                        2001
                                                                      Number         Amount       Number        Amount
                                                                   of shares              $    of shares             $
        ----------------------------------------------------------------------------------------------------------------
        ISSUED AND PAID:  COMMON SHARES

        Balance, beginning of year                                15,051,200     24,969,437   15,056,600    24,978,401
        Issue of shares a)                                           696,100      1,770,855            -             -
        Redemption of shares b)                                            -              -       (5,400)       (8,964)
        Stock-based compensation to non-employees c)                       -        186,600            -             -
                                                                --------------------------------------------------------
        BALANCE, END OF YEAR                                      15,747,300     26,926,892   15,051,200    24,969,437
                                                                ========================================================

       a) Issue of shares:

            In 2002, the Company issued, through the exercise of stock options, 696,100 common shares for a cash consideration of $1,770,855.

       b) Redemption of shares:

            During 2001 and 2000, the Company redeemed 5,400 and 350,211 common shares for $6,590 and $656,048 in cash respectively. Those transactions have increased (reduced) retained earnings by $2,374 in 2001 and ($74,698) in 2000.

RICHMONT MINES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000
-------------------------------------------------------------------------------


12.    CAPITAL STOCK (CONTINUED)

c) Stock Option Purchase Plan:

   The Company offers a Stock Option Purchase Plan under which options to acquire common shares may be granted to its directors, officers, employees and non-employees. According to this plan, established in 1995 and amended in 1997 and in 2002, the Company may grant options for up to 3,500,000 common shares. The exercise price of each option is the market price of the Company's stock on the date of grant and the maximum term of the granted options is 10 years.

   A summary of the status, as of December 31, 2002 and 2001, of the Company's Stock Option Purchase Plan, and changes during the years then ended, is presented below:

        ----------------------------------------------------------------------------------------------------------------
                                                                       2002                           2001
                                                                                Weighted
                                                                                 average               Weighted average
                                                             Number of    exercise price   Number of     exercise price
                                                               options                 $     options                  $
        ----------------------------------------------------------------------------------------------------------------
        Options outstanding, beginning of year               1,520,000              2.94   1,665,000               3.37
        Granted                                              1,295,000              4.06     275,000               1.83
        Exercised                                             (676,100)             2.47           -                  -
        Cancelled or expired                                  (235,000)             5.71    (420,000)              3.90
                                                           -------------------------------------------------------------
        OPTIONS OUTSTANDING, END OF YEAR                     1,903,900              3.53   1,520,000               2.94
                                                           =============================================================

        EXERCISABLE OPTIONS , END OF YEAR                    1,647,900              3.46   1,500,000               2.94
                                                           =============================================================


           The following table summarizes information about the Stock Options Plan outstanding at December 31, 2002:

        ----------------------------------------------------------------------------------------------------------------
                                    Options outstanding at December 31, 2002               Exercisable options at
                                                                                              December 31, 2002
                                                Weighted average     Weighted average                  Weighted average
        Exercise               Number of   remaining contractual       exercise price     Number of      exercise price
        prices                   options            life (years)                    $       options                   $
        ----------------------------------------------------------------------------------------------------------------
        $1.65 to $1.92           480,000                     3.0                 1.75       480,000                1.75
        $2.00 to $2.99           158,900                     3.0                 2.20       108,900                2.15
        $3.00 to $3.93           370,000                     2.3                 3.62       320,000                3.60
        $4.25 to $5.50           895,000                     4.8                 4.68       739,000                4.70
        ----------------------------------------------------------------------------------------------------------------
                               1,903,900                     3.7                 3.53     1,647,900                3.46
        ================================================================================================================


            The Company has elected to account for its stock options by measuring compensation cost using the settlement-value method. If the stock options had been accounted during the vesting period based on the fair-value method, pro forma net earnings and pro forma net earnings per share would have been as follows:

        ---------------------------------------------------------------
                                                                  2002
                                        As reported          Pro forma
                                                  $                  $
        ---------------------------------------------------------------
        Net earnings                      9,085,818          7,460,181
        Net earnings per share
            Basic                              0.59               0.49
            Diluted                            0.57               0.47
        ---------------------------------------------------------------

            The pro-forma figures omit the effect of stock options granted prior to January 1, 2002.

RICHMONT MINES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000
-------------------------------------------------------------------------------


12.    CAPITAL STOCK (CONTINUED)

       c) Stock Option Purchase Plan (continued):

            These pro forma figures include compensation costs that were calculated using Black & Scholes options pricing model with the following assumptions.

                  Risk-free interest rate         4.5%
                  Expected life                4 years
                  Expected volatility              45%
                  Expected dividend yield         0.0%

           In 2002, the Company granted 100,000 stock options to a non-employee for a compensation cost of $186,600 recorded in the earnings.

       d) Other stock purchase options

        ----------------------------------------------------------------------------------------------------------------
                                                                                   2002                            2001
                                                                       Weighted average                Weighted average
                                                        Number of        exercise price   Number of      exercise price
                                                          options                     $     options                   $
        ----------------------------------------------------------------------------------------------------------------
        Options outstanding, beginning of year            200,000                  3.60     200,000                3.60
        Exercised                                         (20,000)                 5.20           -                   -
                                                       -----------------------------------------------------------------
        OPTIONS OUTSTANDING, END OF YEAR                  180,000                  3.42     200,000                3.60
           AND EXERCISABLE
                                                       =================================================================


       As at December 31, 2002, the other 180,000 stock options had exercice prices ranging from $2,00 to $5.20 and a weighted average remaining life of 1.5 years.

13.    COMMITMENTS

       The Company is subject to pay royalties on the production of the Hammerdown and Beaufor mines and on that of other properties if they are brought into commercial production.

       The Company has posted letters of credit amounting to $1,257,000 as security for its site restoration obligations.


14.    CONTINGENCY

       The Company is entitled to government assistance over the next two years and this assistance may become payable under conditions specified in an agreement with the Quebec Ministry of Natural Resources. It is not currently possible to determine the amount of such a repayment, if any, and, accordingly, no provision has been recorded in these financial statements. Government assistance recorded in earnings or as a reduction of the cost of property, plant and equipment resulting from this agreement, signed in July 2001, amounts to $1,119,561 and $533,035 respectively.


15.    BANK LOAN

       As at December 31, 2002, the Company has an available line of credit of $2,000,000 and a revolving credit facility of $5,000,000, secured by all its assets, renewable on an annual basis, bearing interest at prime rate for the line of credit and prime plus 0.75% for the revolving credit facility.


16. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

       The nature of its operations exposes the Company to commodity price fluctuations and to foreign currency exchange risks. The Company manages its exposure to these risks through the use of derivative financial instruments and gold commodity contracts.

RICHMONT MINES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000
-------------------------------------------------------------------------------


 16. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (CONTINUED)

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

           As at December 31, 2002, the Company has forward exchange contracts maturing in the year 2003 of US$3,500,000 at an average rate of 1.5686, having a negative fair value of $48,198. As at December 31, 2001, the Company did not have forward exchange contracts for 2002. As at December 31, 2000, the Company had forward exchange contracts maturing in 2001 of US$3,000,000 at an average rate of 1.5238, having a negative fair value of $77,043.

       b) Commodity price risk

           For its gold production, the Company reduces its risk to a decrease in the gold price through the use of forward sales contracts and put and call options.

           As at December 31, 2002, the Company has a hedging program covering 11,000 ounces in 2003 using put and call options. Under these options, the selling and the purchase prices range from US$320 to US$336. As at December 31, 2001, the Company did not have forward sales contracts for ounces of gold for 2002. As at December 31, 2000, under forward sale contracts, the Company had hedged a total of 9,000 ounces of gold for 2001 at an average price of US$273.

           The fair value of the Company's off-balance-sheet financial instruments, held as at December 31, 2002 and 2000, is based on the notional gain or loss accrued using market prices on the reporting date. As at December 31, 2002 and 2000, the fair value of these contracts was a loss of $205,955 and a gain of $27,077.

       c)  Credit risk

           Financial instruments that subject the Company to market risk and concentrations of credit risk consist primarily of cash and cash equivalents, short-term investments, accounts receivable, forward contracts and option contracts for currencies and gold. The Company invests its cash and cash equivalents in high-quality securities issued by government agencies, financial institutions and major corporations, and limits the amount of credit exposure by diversifying its holdings. The Company is exposed to credit risk in the event of non-performance by counterparties in connection with its currency and gold forward option contracts. The Company does not obtain any security to support financial instruments subject to credit risk but mitigates this risk by dealing only with a diverse group of financially sound counterparties and, accordingly, does not anticipate loss for non-performance. The Company continually monitors the market risk of its hedging activities.

       d) The fair value of financial instruments

          The Company owns and assumes assets and liabilities such as cash and cash equivalents, short-term investments, accounts receivable, as well as accounts payable and accrued charges. The fair value of these financial assets and liabilities approximates their book value as these items will be realized or paid within one year.

RICHMONT MINES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000
-------------------------------------------------------------------------------


17.    INFORMATION BY SEGMENT

       The Company operates gold mines at different sites in Quebec and Newfoundland. These sites are managed separately given their different locations. The Company assesses the performance of each segment based on earnings (loss) before other items.

        ----------------------------------------------------------------------------------------------------------------

        2002                                                                                  Corporate
                                                                 Quebec    Newfoundland       and other           Total
                                                                      $               $               $               $
        ----------------------------------------------------------------------------------------------------------------
        Revenues                                             27,671,858      23,190,787      1,132,537      51,995,182
        Mining operation
          and other expenses                                 14,181,112      12,134,827      2,311,446      28,627,385
        Exploration and evaluation of projects                  809,014         400,659      2,517,927       3,727,600
        Depreciation and depletion                            2,376,441       4,168,210         73,759       6,618,410
                                                         ---------------------------------------------------------------

        EARNINGS (LOSS) BEFORE OTHER ITEMS                   10,305,291       6,487,091     (3,770,595)     13,021,787
        ----------------------------------------------------------------------------------------------------------------

        Acquisition of property, plant and equipment          1,293,246          62,854        738,988       2,095,088
        ----------------------------------------------------------------------------------------------------------------

        Current assets                                        3,970,083       1,554,770     30,346,946      35,871,799
        Property, plant and equipment                         2,829,231       5,913,645        661,469       9,404,345
        ----------------------------------------------------------------------------------------------------------------

        Total assets                                          6,799,314       7,468,415     31,008,415      45,276,144
        ----------------------------------------------------------------------------------------------------------------

        2001                                                                                 Corporate
                                                                 Quebec    Newfoundland      and other           Total
                                                                      $               $              $               $
        ----------------------------------------------------------------------------------------------------------------

        Revenues                                             14,679,188      19,559,762        804,566      35,043,516
        Mining operation
         and other expenses                                  10,194,366      12,269,987      1,022,805      23,487,158
        Exploration and evaluation of projects                  301,840          56,016        102,444         460,300
        Maintenance charges - Beaufor Mine                    1,283,528               -              -       1,283,528
        Depreciation and depletion                              708,761       4,094,842         69,314       4,872,917
        Write-down of mining assets                                   -       4,162,918              -       4,162,918
                                                         ---------------------------------------------------------------

        EARNINGS (LOSS) BEFORE OTHER ITEMS                    2,190,693      (1,024,001)      (389,997)        776,695

        ----------------------------------------------------------------------------------------------------------------

        Acquisition of property, plant and equipment          3,599,984       3,884,582        105,043       7,589,609

        ----------------------------------------------------------------------------------------------------------------

        Current assets                                        2,700,462       1,489,518     13,934,615      18,124,595
        Property, plant and equipment                         3,599,984      10,019,001        308,682      13,927,667
        ----------------------------------------------------------------------------------------------------------------

        Total assets                                          6,300,446      11,508,519     14,243,297      32,052,262
        ----------------------------------------------------------------------------------------------------------------


RICHMONT MINES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000
-------------------------------------------------------------------------------


17. INFORMATION BY SEGMENT (CONTINUED)

        ----------------------------------------------------------------------------------------------------------------
        2000                                                                                  Corporate
                                                                 Quebec     Newfoundland      and other          Total
                                                                      $               $               $              $
        ----------------------------------------------------------------------------------------------------------------
        Revenues                                             16,258,587      16,518,524       2,015,797     34,792,908
        Mining operation
          and other expenses                                 15,022,794       8,998,074         832,562     24,853,430
        Exploration and evaluation of projects                  125,490               -          64,741        190,231
        Maintenance charges - Beaufor Mine                      744,097               -               -        744,097
        Depreciation and depletion                            1,340,924       3,819,558         509,827      5,670,309
        Write-down of mining assets                           3,740,157               -       2,224,051      5,964,208
                                                         ---------------------------------------------------------------
        EARNINGS (LOSS) BEFORE OTHER ITEMS                   (4,714,875)      3,700,892      (1,615,384)    (2,629,367)
        ----------------------------------------------------------------------------------------------------------------
        Acquisition of property, plant and equipment           1,559,557      5,427,963         197,414      7,184,934
        ----------------------------------------------------------------------------------------------------------------

        Current assets                                        4,357,590       3,587,856       9,020,963     16,966,409
        Property, plant and equipment                           433,007      13,794,794         272,953     14,500,754
        ----------------------------------------------------------------------------------------------------------------
        Total assets                                          4,790,597      17,382,650       9,293,916     31,467,163
        ----------------------------------------------------------------------------------------------------------------

18. EFFECT OF APPLYING UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

       These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP). Had these consolidated financial statements been prepared in accordance with United States generally accepted accounting principles (U.S. GAAP), the effect on net earnings (loss) would have been as follows:

        ----------------------------------------------------------------------------------------------------------------
                                                                                2002             2001             2000
                                                                                   $                $                $
        ----------------------------------------------------------------------------------------------------------------
        NET EARNINGS (LOSS) REPORTED UNDER CANADIAN GAAP                    9,085,818         518,090       (3,390,926)

        Add (deduct):
          Amortization of start-up costs a)                                       -           377,798          103,473
          Differences in accounting related to forward contracts b)         (254,153)         599,473         (599,473)
          Income taxes c)                                                      86,640        (439,772)         223,200
                                                                    ----------------------------------------------------
        NET EARNINGS (LOSS) AND COMPREHENSIVE INCOME (LOSS)
          REPORTED UNDER U.S. GAAP                                          8,918,305       1,055,589       (3,663,726)
                                                                    ====================================================
        NET EARNINGS (LOSS) PER SHARE REPORTED UNDER U.S. GAAP:
           Basis                                                             0.58               0.07             (0.24)
           Diluted                                                           0.56               0.05             (0.24)
                                                                    ====================================================

        Shareholders' equity reported under Canadian GAAP                  36,403,422      25,360,149
          Derivatives b)                                                    (254,153)               -
          Income taxes c)                                                      86,640               -
                                                                    -----------------------------------
        SHAREHOLDERS' EQUITY REPORTED UNDER U.S. GAAP                      36,235,909      25,360,149
                                                                    ===================================

RICHMONT MINES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000
-------------------------------------------------------------------------------

18. EFFECT OF APPLYING UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

       a) Under U.S. GAAP, start-up costs, which are capitalized under Canadian GAAP, must be charged against earnings.

       b) U.S. GAAP prohibit the classification of forward foreign exchange contracts as hedging instruments unless they are matched against specific contracted receipts. The fair value of any excess is taken to income as required under U.S. GAAP.

       c) These amounts represent the tax impacts relating to the above a) and
          b) adjustments.

19.    COMPARATIVE FIGURES

       Certain comparative figures provided for fiscal years 2001 and 2000 have been reclassified to conform with the presentation adopted for the fiscal year ended December 31, 2002.

                                   SIGNATURES

The registrant certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.


                                      RICHMONT MINES INC.
                                      Registrant


Dated:  June 25, 2003                 By:  /S/ JEAN-YVES LALIBERTE
                                           -----------------------------
                                               Jean-Yves Laliberte
                                               Vice-President, Finance

CERTIFICATION

I, Louis Dionne, Chief Executive Officer and Director, certify that:

1. I have reviewed this annual report on Form 20-F of Richmont Mines Inc.(the registrant);

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 15d-14) for the registrant and have;

a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made know to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions);

a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officer and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date:  JUNE 25, 2003
---------------------
                                          /S/ LOUIS DIONNE
                                          ------------------------------------
                                          Louis Dionne
                                          Chief Executive Officer and Director

CERTIFICATION

I, Jean-Yves Laliberte, Chief Financial Officer, certify that:

1. I have reviewed this annual report on Form 20-F of Richmont Mines Inc.(the registrant);

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 15d-14) for the registrant and have;

a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made know to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions);

a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officer and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date:  JUNE 25, 2003

                                              /S/ JEAN-YVES LALIBERTE
                                              ------------------------
                                              Jean-Yves Laliberte
                                              Chief Financial Officer

                                INDEX TO EXHIBITS


   EXHIBIT     EXHIBIT                                                     PAGE
     NO.

8.1            List of Subsidiaries
99.1 Certification of periodic financial report pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350