Form 20-F
period 2003-12-31
RICHMONT MINES INC
filed 2004-06-29
CIK 1023996

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF
THE SECURITIES EXCHANGE ACT OF 1934

OR

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
XXX	THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2003

OR

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _____ to______

Commission file number 0-28816

RICHMONT MINES INC.
(Exact name of Registrant as specified in its charter)

Quebec, Canada
(Jurisdiction of incorporation or organization)

110, Avenue Principale, Rouyn-Noranda, Quebec J9X 4P2
(Address of principal executive offices)

Securities registered pursuant to Section 12(b) of the Act:

Title of each Class	Name of each Exchange on which Registered

Common Stock, no par value	American Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 16,073,653

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past ninety days.

Yes XXX     No _____

 Indicate by check mark which financial statement item the registrant has elected to follow: Item 17 XXX Item 18

Index to Exhibits on Page 71

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

  Selected Financial Data

            The selected financial data of Richmont Mines Inc. (consolidated with its wholly-owned subsidiary, Camflo Mill Inc., and its majority-owned subsidiary, Louvem Mines, Inc., "Richmont" or the "Company") set forth below are derived from the consolidated financial statements of the Company which have been audited by KPMG LLP, Chartered Accountants, as indicated in their independent auditor's report which is included elsewhere in this Annual Report.

            The selected financial data was extracted from the more detailed consolidated financial statements and related notes included herein and should be read in conjunction with such consolidated financial statements and with the information appearing under the heading "item 5 - Operating and Financial Review and Prospects."

            The Company's consolidated financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles ("Canadian GAAP"). Reference is made to notes to the consolidated financial statements of the Company included herein for a discussion of the material differences between Canadian GAAP and U.S. GAAP, and their effect on the Company's consolidated financial statements.

          Herein, all references to "$" and "CDN$" refer to Canadian Dollars and all references to "US$" refer to United States Dollars.

            The information contained in this Form 20-F is current as at December 31, 2003, except where a different date is specified.

            The Company has not declared or paid any dividends on its capital stock during the past five years.

Selected Financial Data
(Canadian GAAP)

	Year Ended December 31
	(thousands of Canadian dollars except per share data)

	2003	2002	2001	2000	1999
		(Restated)	(Restated)	(Restated)	(Restated)

Total revenues	50,309	51,776	35,044	34,792	34,778

Net earnings (loss)	5,035	7,073	1,284	(2,882)	(8,441)

Net earnings (loss) per share
Basic	0.32	0.46	0.09	(0.19)	(0.55)
Diluted	0.31	0.45	0.09	(0.19)	(0.55)

Total assets	53,495	46,039	33,009	32,579	35,004

Long-term debt	-	-	-	-	-

Working capital	31,184	29,756	14,287	13,780	11,992

Shareholders' equity

Total	43,608	37,149	26,493	25,216	28,896

Per share	2.74	2.42	1.76	1.66	1.87

Capital stock	28,189	26,740	24,969	24,978	25,560

Number of outstanding
common shares end of period	16,074	15,747	15,051	15,057	15,407

Selected Financial Data
(thousands of Canadian dollars except per share data)
(U.S. GAAP Reconciliation)

	Year Ended December 31

	2003	2002	2001	2000	1999
		(Restated)	(Restated)	(Restated)	(Restated)

Net Income (loss)	4,820	8,918	1,056	(3,664)	(6,316)

Net earnings (loss) per share
Basic	0.30	0.58	0.07	(0.24)	(0.41)
Diluted	0.29	0.56	0.07	(0.24)	(0.41)

Weighted average number of
common shares outstanding	15,926	15,339	15,052	15,156	15,479

Shareholders' Equity	43,965	36,236	25,360	24,311	33,841

Total Assets	53,852	45,126	31,876	31,674	39,949

Exchange Rates

            The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar.

            Set forth below are the average rates of exchange for the Canadian Dollar and the U.S. Dollar for each of the past five fiscal years, and the range of high and low rates for each of the past six calendar months. For purposes of these tables, the rate of exchange means the noon buying rate in New York City for cable transfers in Canadian Dollars as certified for customs purposes by the Federal Reserve Bank of New York. The tables set forth the number of Canadian Dollars required under that formula to buy one U.S. Dollar. The average rate means the average of the exchange rates on the last day of each month during the period.

U.S. Dollar/Canadian Dollar Exchange Rates

Year ended	Average
December 31
1999	1.4858
2000	1.4852
2001	1.5484
2002	1.5704
2003	1.4015

            The following table sets forth the high and low exchange rate for the past six months. As of June 21, 2004, the exchange rate was 1.3644.

U.S. Dollar/Canadian Dollar Exchange Rates

Month	High	Low
December 2003	1.3420	1.2839
January 2004	1.3360	1.2683
February 2004	1.3512	1.3069
March 2004	1.3570	1.3056
April 2004	1.3795	1.3037
May 2004	1.4003	1.3555
  Capitalization and Indebtedness.

Not applicable.

  Reasons for the Offer and Use of Proceeds.

Not applicable.

  Risk Factors

See the discussion regarding forward-looking statements at page 1.

Speculative Nature of the Mining Industry

            The mining industry is intensely competitive and Richmont competes with many companies possessing greater financial resources and technical facilities.

            The market price of precious metals and other metals is volatile and cannot be controlled. If the price of precious metals should drop significantly, the economic prospects of operations in which Richmont has an interest could be significantly reduced or rendered uneconomic.

            There is no assurance that Richmont's mineral development and exploration activities will be successful.

Mining Risks

            The mining operations of Richmont are subject to the risks normally encountered in the mining business. Hazards such as unusual or unexpected geological formations, rock bursts, cave-ins, floods and other conditions are involved in the drilling and mining of ore. The processing of ore may subject Richmont to liability under environmental legislation resulting from a failure to maintain dams around tailing disposal areas. Richmont may become subject to liability for pollution, cave-ins or other hazards against which it cannot insure or against which it may elect not to insure because of high premium costs or for other reasons.

            The ore reserves presented in this Annual Information Form are in large part estimates, and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized. The grade of ore mined may differ from that indicated by drilling results, which variation may have an adverse impact on production results. In addition, the reliability of estimates of future production might also be affected by factors such as weather, strikes and environmental occurrences.

            Reliance on Estimates of Proven and Probable Reserves

            There are numerous uncertainties inherent in estimating quantities of proven and probable reserves and in projecting future rates of production, including many factors beyond the control of the Company. The reserve data included in this Annual Report represents only estimates and actual results may vary from such estimates. No assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized. The grade of ore mined may differ from that indicated by drilling results, which variation may have an adverse impact on production results. In addition, the reliability of estimates of future production might also be affected by factors such as weather, strikes and environmental occurrences.

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

Depletion of Reserves

            The life of mineral properties declines as reserves are depleted. Except to the extent the Company acquires additional properties containing proven reserves, conducts successful exploration and development activities or, through engineering studies, identifies additional zones or reserves, the proven reserves of the Company will decline as they are produced. Future gold production is therefore highly dependent upon the Company's level of success in acquiring or finding additional reserves.

Fluctuations in Gold Prices and Currencies (see item 4. "Information on the Company Gold Marketing and Sales"

            The profitability of the Company is directly related to the market price of gold. Gold prices fluctuate considerably and are affected by numerous factors beyond the Company's control, such as changes in investment trends and international monetary systems, political events and changes in the supply and demand for gold on the public and private markets.

            Furthermore, since gold price is established in U.S. dollars, a significant increase in the value of the Canadian dollar relative to the U.S. dollar coupled with stable or declining gold prices could adversely affect Richmont's results with respect to the sale of gold.

            See item 11. "Quantitative and Qualitative Disclosure about Market Risk Foreign Currency Risk Disclosure"

            As at December 31, 2003, Richmont Mines had no gold hedging contracts and no future U.S. dollar exchange contracts for the coming year.

Exploration and Development Risks

            Mining exploration and the development of mineral deposits involve significant financial risks which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. The exploration process generally begins with the identification and appraisal of mineral prospects. Substantial expenditures may be required in an attempt to establish ore reserves through drilling and other techniques, to develop metallurgical processes to extract metals from ore and to construct mining processing facilities at the site chosen for mining. No assurance can be given that current exploration programs will result in any commercial mining operation.

Laws and Regulations

            The Company's mining operations and exploration activities in the Provinces of Quebec, Ontario and Newfoundland are subject to various laws and regulations governing the environment, agricultural zoning, prospecting, development, production, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, mine safety and other matters.

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

ITEM 4. INFORMATION ON THE COMPANY.

  History and Development of the Company

General

            The legal and commercial name of the Company is Richmont Mines Inc. The Company is a corporation domiciled in Quebec, Canada. The Company was incorporated pursuant to Part 1A of the Companies Act (Quebec) on February 12, 1981 (File number 1843-2286) under the name Resources Minières Rouyn Inc. By Article of Amendment filed February 10, 1987 the

Company added the English version Rouyn Mining Resources Inc. and by another amendment filed with the Government of Quebec on June 20, 1991, the Company changed its name to Richmont Mines Inc. The Articles of Incorporation of the Company are registered by the Government of Quebec in register S02473, folio 10.

            The Company has no specific objects or purposes set forth in its Articles of Incorporation or Bylaws.

            The head office and principal place of business of the Company are located at rented offices of approximately 3,400 square feet at 110 avenue Principale, Rouyn-Noranda, Quebec, J9X 4P2, telephone number: (819) 797-2465. The Company also utilizes an office of approximately 1,200 square feet in rented premises at 1 Place Ville-Marie, Suite #2130, Montreal, Quebec H3B 2C6. The common shares of Richmont are listed and posted for trading on the Toronto Stock Exchange and the American Stock Exchange, and were listed on the Montreal Stock Exchange until June 11, 1999. The co-transfer agent for the Company in the United States is Computershare Trust Company of Canada, 350 Indiana Street, Suite 800, Golden Colorado, 80401.

            Richmont is principally engaged in the business of acquisition, exploration, financing, development and operation of mineral properties. Richmont began its exploration activities in northwestern Quebec in the spring of 1984. During the following years, it acquired a portfolio of properties with gold-bearing potential with a view to development and commercial operation.

Three-Year History

            Over the course of 2001, Richmont invested $3,858,801 in Newfoundland to pursue underground development and build surface infrastructures at Hammerdown Mine, located near the town of King's Point. Following the completion of this development work, the Hammerdown Mine started commercial production on July 1, 2001. This enabled the Newfoundland operations to continue following the depletion of reserves at the Nugget Pond Mine, which ceased its activities in July 2001.

            In Quebec, Richmont acquired a 50% interest in the Beaufor Mine in April 2001 and became the operator. The work required to secure the mine was initiated in July 2001 and commercial production began at the beginning of January 2002, thus replacing the supply of ore lost when the Francoeur Mine ceased its operations in November 2001.

            Over the year 2002, Richmont didn't complete any significant acquisition or disposition.

            In September 2003, Richmont Mines invested $1 million in Patricia Mining Corp. for an option to acquire a 55% undivided interest in the Island Gold project, located 45 kilometers from Wawa in northeastern Ontario. This project comprises 166 claims covering a surface area of 6,720 hectares.

            The property hosts a major gold structure over 610 meters wide that extends for several miles, including six kilometers on the Island Gold property. This project is located between the former Magino gold mines, in the southwest, and the Edwards and Cline mines, in the northeast. All these mines are associated with the same gold structure.

            Richmont Mines' investment is expected to be used to finance a portion of a $2.5-million exploration program involving surface drilling, the dewatering of the decline, underground drilling, as well as the lateral and vertical underground infrastructures. This work is scheduled to be completed in September 2004. Richmont Mines will then be entitled to exercise its option and bring the mine into commercial production by investing a maximum of $10 million in development work over two years. The Company would then acquire a 55% interest as well as the right to manage this joint venture.

            The advantages of the Island Gold property include the presence of numerous on-site infrastructures. With a mill capable of processing up to 600 tons of ore per day, an access ramp 1,280 meters long, as well as drifts and raises on two levels providing access to the main gold zone, Island Gold has significant economic potential. Furthermore, since the Island Gold deposit is quite shallow, very little of the exploration work has extended beyond a depth of 250 meters.

            In December 2003, Richmont Mines paid $7 million in cash to acquire a 100% interest in the East Amphi property, located near Malartic in Quebec's Abitibi region.

            The East Amphi property has numerous advantages. In fact, it is less than 16 kilometers away from the Camflo Mill, whose current supply of ore represents 60% of its processing capacity. The East Amphi project is a shallow deposit, where the actual resources are within 230 meters of the surface and the average thickness of the ore zones is close to six meters.

            The following table sets forth the Company's capital expenditures on its properties for the past three fiscal years.

	Year Ended
	December 31
	2003	2002	2001
	$	$	$

Hammerdown Mine	-	62,854	3,858,801
Beaufor Mine	1,255,345	1,293,246	3,599,984
East Amphi property	7,104,894	-	-
Other investments	915,615	738,988	130,824

	9,275,854	2,095,088	7,589,609

            The Company's major investment for 2003, was the $7,104,894 spent to acquire East Amphi property. The Company invested $1,255,345 at the Beaufor Mine. These investments included the construction of an office for administrative, engineering and geology departments, as well as the purchase of new production equipment. Richmont Mines also invested a total of

$915,615 in its other properties, including about $681,000 at the Camflo Mill and about $195,000 for the administrative office at the East Amphi property.

            In 2002, the Company invested $1,293,246 at the Beaufor Mine to complete the work required to secure infrastructure as well as to construct a warehouse and to purchase mining equipment. Richmont Mines also invested a total of $801,842 in its other properties, including $318,000 to acquire the Sewell and Cripple Creek exploration properties near Timmins, Ontario.

  Business Overview

Description of Properties

1. Beaufor Mine, Quebec, Canada

1.1 Property Description and Location

1.1.1 Location

            The Beaufor Mine property along with other adjacent properties such as Pascalis, Perron, Colombière and Courvan, are located approximately 27 kilometers to the northeast of the town of Val-d'Or, in the Abitibi-Est county, Province of Quebec.

1.1.2 Description of Mineral Rights

            The property includes the mineral reserves and resources of the Beaufor Mine consisting of a series of adjacent mining rights subdivided into four projects: Perron, Beaufor, Pascalis and Colombière. The projects are made of two mining leases, one mining concession and 23 claims for a total area of 591 ha. The Courvan project and Perron blocks 2 and 3 form another group of mining titles with high economic potential but currently presenting no mining activities. This group consists of two mining concessions and 64 claims for a total area of 1,255 ha.

1.1.3 Ownership of Mineral Rights

            All the mining titles of the Beaufor property are jointly held by Richmont Mines Inc. (50%) ("the operator") and by Louvem Mines Inc. (50%). Richmont Mines Inc. holds 69% of the shares of Louvem Mines Inc.

1.1.4 Mineral Royalties

            All the properties jointly held by Richmont Mines Inc. and Louvem Mines Inc. are subject to the payment of royalties and financial contractual obligations. The details can be found in item 10.B "Additional Information - Material Contracts, The Beaufor Mine Purchase Agreement."

1.1.5 Environmental Obligations

            Approximately 75% of the development waste material is hoisted from the underground mine to the surface and placed on a waste dump. The waste rock is not acid generating and does not require any particular environmental measures.

            There is presently no indication that the groundwater level could adversely be affected by the mining operations.

1.2 Accessibility, Climate, Local Resources, Infrastructures and Physiography

1.2.1 Access

            The mine can be accessed from the main road 117, going East from Val-d'Or to the Perron road and then north bound towards the village of Perron. The mine can also be accessed using the secondary road 397 from Val-d'Or to Val-Senneville, and going south on the Paré road to the Perron village.

            A railroad is located a few kilometers to the south of the property.

            The population of the town of Val-d'Or is approximately 32,500 people according to latest Canada Census in 2001. This town is accessible from the national road network and commercial flights are available daily at the local airport.

1.2.2 Climate

            According to meteorological data covering a period of 30 years, the average temperature in the month of January is -17.2oC while July's average mean temperature is +17.2oC.

1.2.3 Local Resources

            The local manpower is well trained. Since the mining town of Val-d'Or is very active, it is easy to recruit and keep a mining workforce. Professionals, engineers, geologists and technicians are also well trained and available.

1.2.4 Infrastructures

            Two mine shafts are located on the Beaufor property, the old Perron shaft No. 5 presently used for hoisting and the Pascalis shaft, used as the ventilation air intake shaft.

            A series of buildings comprising warehouses, workshops, offices, etc. are used to service a workforce of about 115 employees and approximately 20 contractuals.

1.2.5 Historical

            Intermittent exploration fieldwork has been conducted on the Beaufor property since the 1930s. Following a development period, Aurizon Mines (50%) and Louvem Mines (50%) started commercial production at the Beaufor Mine in January 1996. In August 2000, Aurizon Mines stopped the mining operation at Beaufor Mine for reasons of risk instability of the crown pillar. In spring 2001, Aurizon transferred the mining rights of the Perron, Beaufor, Pascalis and Colombière properties to Richmont Mines Inc. for an amount of 1.8 million dollars (see item 10.B "Material Contracts", "The Beaufor Mine Purchase Agreement" p. 59). In September 2001, Richmont Mines has undertaken construction work to secure the crown pillar and commercial production resumed at Beaufor Mine jointly with Louvem Mines in January 2002.

1.2.6 Crown Pillar

            In August 2000, the operator of Beaufor Mine, Aurizon Mines, suspended production activities in order to carry out construction work to secure the crown pillar. Construction work was completed by Richmont and Louvem in December 2001. All governmental authorizations were received to resume production activities in January 2002. A geotechnical-monitoring program was put in place in collaboration with a geo-technical and rock mechanics group from Golder Associates. The current underground mining activities are below 350 meters depth and have no impact on the behaviour of the crown pillar.

1.3 Geological Setting

1.3.1 Regional geology

            The mining town of Val-d'Or is located in the South-East of the Abitibi greenstone belt formed of archean volcanic and sedimentary rocks from the Superior Province. The mining town of Val-d'Or belongs to the Malartic group corresponding to a volcanic pile including ultramafic, basaltic and rhyolitic flows.

1.3.2 Beaufor Mine geology

            The Beaufor, Perron and Pascalis properties belong to the same gold bearing hydrothermal system with a similar geometry. Gold mineralisation occurs in veins associated with shear zones moderately dipping south. The mineralisation is associated with quartz-tourmaline veins resulting from the filling of shear and extension fractures. The Beaufor deposit is included in the Bourlamarque granodiorite and is limited by the Perron fault in the north and by the south fault in the South. The faults strike East-West and dip 80o to the north and 60o to 70o to the south respectively. The gold bearing veins show a close association with mafic dykes intrusive and undercutting the granodiorite. The dykes seem to have influenced the structural control of the gold bearing veins. The eastern contact between the batholith and the volcanic rocks forms the eastern limit of the Beaufor deposit and gently dips to the east.

1.4 Mineralisation

            The gold mineralisation of the Beaufor Mine lies within a complex network of veins intersected by late faults associated with a regular shear grid N070o. This network of veins is one of the most complex in the Val-d'Or district.

1.5 Exploration Work

1.5.1 Recent work in 2003 and 2004

            In 2003, a total of 23,800 meters of diamond drilling, including 8,800 meters for definition and 15,000 meters for exploration, was carried out from underground workings. In addition, an amount of 2,400 meters have been drilled from the surface. The overall cost of the exploration work for 2003 exceeds 1.2 million dollars.

            In 2004, the exploration program will includes 365 meters of development drift, 7,205 meters of diamond drilling from underground workings and 6,400 meters from the surface. The budget cost for the 2004 program has been estimated at 1.1 million dollars.

1.5.2 Methodology and Planning

            Most of the drill holes are planned on vertical cross-sections in order to undercut at right angles the shear veins.

            The drilling program is sub-divided into two main categories as follows:

  Exploration drilling using a 60 meters by 60 meters grid;
  Definition drilling based on a 20 meters by 20 meters grid.

1.5.3 Recoveries

            The core recovery is better than 95%, including the fault zones where the Rock Quality Design (RQD) is more than 75%. The ore recovery, with a rate of above 90% in the mineralised zones in the definition drilling, is high.

1.5.4 Geology and analysis

            A detailed description of the drill cores is logged by experienced and highly competent personnel as per established Beaufor Mine guidelines. A computerized log is prepared with the following information:

  Location, main and secondary units;
  Veins: mineralogy, attitude, thickness, type;
  Structures.

            The drilling data is mainly used in the resource calculation.

1.6 Sampling Methodology

            The sampling of the rock mass is performed using drill cores and blasted rock. Results of the drill cores analyses as well as the grades of ore samples in the ore pass and in the car wagon are taken into account during the mineral reserve calculation. There is currently no face sampling "chips" at the Beaufor Mine.

1.7 Sample Preparation, Analyses and Security

            There is no quality control program as such established at the Beaufor Mine for the shipment of drill core samples. Drill core samples are gathered in plastic boxes and collected daily by the laboratory. No check-sample, duplicates or blanks are inserted in the samples for analysis. Samples taken from development or stopes mining are not subject to quality control during shipment to the laboratory. Historical production and milling data indicate reliability of the laboratory results. When there is a doubt such as the location of a sample, the sampling number or any other anomaly, the data is not used for the resource calculation.

1.8 Data Check

            All the geo-scientific data collected at the Beaufor Mine are grouped into two main databases:

  All drilling data are input in an Access database developed and programmed by Beaufor Mine personnel;
  All data related to resource calculation and mining reserve are gathered in Excel spreadsheets. Bench plan, cross-sections and longitudinal sections are produced by AutoCAD and managed by the Promine software.

            Internal procedures have been prepared in order to validate the information in the databases. The entire work, all performed by the Beaufor Mine geology department, from data entry to layout drawings follows strict and established procedures, including crosschecks to ensure full validity. Access to all database is restricted to selected personnel for complete integrity.

1.9 Adjacent Properties

            Adjacent properties to the Beaufor Mine lie in a similar geological setting, with the exception of the eastern limit of the property where volcanic rocks from the Dubuisson formation can be found. These volcanic rocks also bear vein-type deposits but are of a different type. The Bourlamarque granodiorite batholith, host to the Beaufor deposit, can also be found to the north, south and west of the property.

1.10 Mineral Processing

            The Beaufor Mine ore is trucked to the Camflo mill located approximately 49 kilometers from the mine site. A contractor under a three-year contract carries out ore haulage. Camflo mill Inc. is 100% owned by Richmont Mines Inc. The Camflo mill, with a rated capacity of 1,300 short tons per day, is a Merrill-Crow conventional type mill with crushing, grinding circuits and cyanidation using zinc powder gold precipitation method.

            The historic average rate of recovery of the mill is 98.5% when Beaufor material is milled. No major operating problem was experienced at this mill nor is anticipated in the near future except for usual maintenance and repairs.

1.11 Mineral Reserve Estimates

            Methodology and procedures for mineral reserve estimates have been established by Beaufor Mine personnel. All estimates are performed under the direct supervision of the following qualified persons, as per the National Standard 43-101 of the Canadian Securities Administration in Canada: Donald Trudel (chief geologist) and Marcel Beaudoin (chief engineer). Carl Pelletier (senior geologist) and Jacques Daigneault (senior geologist) are also involved in the determination of mineral inventory.

1.11.1 Mineral Reserve Estimate

General

            The database and the parameters used to estimate the mineral reserve are based on past mining experience and knowledge to the current situation as of December 31, 2003. For instance, both the dilution and the ore recovery factors by mining methods used in the reserve estimate are based on actual results obtained in 2003. All the factors and parameters are updated on an annual basis in order to account for changes in the mining operations.

            The conversion of mineral resources to reserves is based on economic calculation with the level of accuracy of a feasibility study done by engineers of Beaufor Mine. As per National Instrument 43-101 rules of the Canadian Securities Administration in Canada, only mineral resources in the measured and indicated categories can be used to outline the estimate of mineral reserves.

            The budget costs used in the present economic study are based on actual and historic data of the mining operation and are updated based on experience and to reflect the changes in the prevailing economical situation. All standards generally accepted in the mineral industry as well as National Instrument 43-101 recommendations of the Canadian Securities Administration in Canada and ICM regulations for both mineral resource and reserve estimates have been fully applied in the present study.

Estimation Parameters

            The basis and the parameters used in the economic study for reserve estimation are given in the following sections.

Cut-off Grades

            Cut-off grades have been calculated based on both developed and un-developed workings for the two major mining methods used at Beaufor Mine, which are rooms and pillars and long-holes.

            The main criteria are as follows:

  No profit margin is built-in in the estimate;
  Deferred or capitalized capital is not used;
  Only the gold price is taken into account in the economic calculation;
  The gold price is CAN$500/oz.

            The results of the cut-off grade study by mining methods for both developed and undeveloped underground working are listed in the following table :

Mining Methods	Workings	Cut-off Grade
		(g/t Au)
Rooms and pillars	Developed	6.41
Rooms and pillars	Un-developed	6.92
Long-holes	Developed	4.48
Long-holes	Un-developed	4.65

Mining Methods

            The two major underground extraction methods presently used at Beaufor Mine are rooms and pillars and long-holes workings:

Room and Pillar

  Geometry: stopes width from six meters to ten meters in the plane of the vein with in-stope pillars of three meters by three meters section or two meters long in the plane of the vein;

  Maximum vein dip: 40°
  Ore mining recovery: 80% used in the economic evaluation;

  Internal dilution: the ore block is designed with a true thickness of 2.2 meters to 2.4 meters. The drilling intersects are projected to the same lengths. The minimum mining width is 2.2 meters. The dilution grade is assumed to be 0 g/t Au.

  External dilution: an dilution amounting 5% at a grade of 0 g/t Au is added in the determination of the economic mineral reserves.

Long-Holes

  Geometry: maximum panel length of 40 meters;
  Minimum dip of vein: 45°
  Ore mining recovery: 100% for designed stopes with all recoverable pillars between
17

stopes clearly identified during the process of mineral reserve estimation;

  Internal dilution : minimum mining width is three meters. The drilling intersects are projected to a minimum length of three meters;
  External dilution : a dilution rate of 15% for waste at a grade of 0 g/t Au is assumed for primary stopes.

Operating Costs and Capital Expenses

            Based on detailed budgetary operating costs and capital expenses estimates for 2004, the Beaufor Mine is expected to produce 52,000 ounces of gold at an average direct cash cost of CAN$372/oz, as compared to a production of 54,803 ounces of gold at a cash cost of CAN$344/oz in 2003. The unit cost increase of 8% per ounce of gold mainly due to a reduction of nearly 6% of the gold production between 2003 and 2004 as well as a lower average ore grade. The capital expenses for 2004, consisting chefly in development work, amount to approximately CAN$1.27 million as compared with CAN$1.26 million in 2003.

Reserve Classification

            The classification of the mineral reserves have been carried out according to rules and recommendations established by the Canadian Institute of Mining, Metallurgy and Petroleum (CIM), and adopted by the Institute Board on August 20, 2000. Descriptions of the two types of reserves are presented under item 3.D "Key Information - Risk Factors, Reliance on Estimates of Proven and Probable Reserves."

            Descriptions with more details about classification of reserves at the Beaufor Mine are presented below:

Proven Mineral Reserve

            The geologists and the mining engineers of Beaufor Mine have estimated the tonnage of mineral reserve in the Proven category based on an economic study in order to determine the economically mineable part of a Measured Mineral Resource. At the Beaufor Mine, proven reserves are based on ore blocks developed from drifts or raises up to a maximum of eight meters from these workings. The level of accuracy of the economic evaluation is for a feasibility study.

Probable Mineral Reserve

            The mineral reserve estimate in the Probable category has been based on an economic study in order to determine the economically mineable part of an Indicated Mineral Resource. At the Beaufor Mine, probable reserves extend to a maximum of ten meters from drilling data. In the advent of drilling intersections of more than three meters length, reserves can be projected by a multiple of five meters to a maximum of 30 meters. Dilution and mining recovery rates are included in the reserve calculation.

Beaufor Mine

            Gold Reserves as at December 31, 2003

Categories of reserves	Tonnage	Grade	Au
	(tonnes)	(g/t Au)	(oz)
Proven	224,000	7.39	53,000
Probable	700,000	7.95	179,000
Total (proven + probable)	924,000	7.81	232,000

1.12 Summary of Production

		Year ended		Year ended
	December 31, 2003		December 31, 2002

Revenues		$28,942,244		$26,803,819

Tonnes processed		252,001		202,450
Grade (g/t Au)		6.85		8.71
Gold recovery (%)		98.7		99.0
Ounces produced		54,803		56,065
Ounces sold		55,774		54,374

Data per ounce of gold sold	US$	CAN$	US$	CAN$
Cash cost	245	344	163	256
Depreciation and depletion	10	14	24	38

Total	255	358	187	294

Average price obtained
per ounce	370	518	309	485

2. Hammerdown Mine, Newfoundland, Canada

2.1 Property Description and Location

            The Hammerdown Mine is located near King's Point in northeast Newfoundland and includes claims block 3498 and mining lease 153, covering an area of 96 hectares.

            Richmont's purchased an 100% interest in the Hammerdown property in Newfoundland in March 2000 for $6 million, $5.4 million of which was paid in cash. The remaining $600,000 will be paid out at the rate of $10 for every ounce of gold produced between the 70,000th and 130,000th ounce of gold. As at December 31, 2003, an amount of $580,750 of the $600,000 has been paid. Once the deposit has produced 200,000 ounces of gold, a royalty of $20 per ounce will be payable to the previous owner, if the price of gold exceeds US$290 per ounce. The Company did not have to build a mill, since the ore from the Hammerdown Mine is trucked 140 kilometers to the Nugget Pond Mill. The mill is located 5.5 kilometers west of the town of Snook's Arm on the Baie Verte Peninsula. The Hammerdown Mine ceased operation on May 23, 2004 because the depletion of reserves.

            Over the course of 2001, Richmont invested $3,858,801 to pursue underground development and build surface infrastructures. Specifically, this work included the driving of a 1,100 foot-long access ramp to provide access to four levels of the mine, the development of ventilation raises, and the construction of a garage, a warehouse, a service area for employees and a technical services office. Following the completion of this development work, the Hammerdown Mine started up in July 2001.

2.2 Accessibility, Climate, Local Resources and Infrastructure

            The Hammerdown Mining Lease is located in the Green Bay District of northeastern Newfoundland. In proximity to the property are the towns of Springdale located ten kilometers to the southeast and the town of Kings Point located five kilometers to the north.

            Access to the property is via provincial road 391, which links the town of King's Point to the Springdale access road (Route 390), 11 kilometers to the south. Route 390 in turn connects to the Trans Canada Highway approximately 12 kilometers to the southwest of the property.

            The Hammerdown property can be accessed by traveling east for four kilometers along a forest access road which intersects the King's Point road 391 four kilometers south of the community of King's Point. The forest access road has been upgraded by Richmont since the commencement of mining operations on the property in 2000. In addition to mine roads located in the immediate development area, several tractor roads throughout the mining lease provide access to previous drilling sites along the Muddy Shag to Rumbullion trend.

            The topography of the area is gently rolling to moderate. The deposit is located on the edge of a north facing ridge which determines the northerly drainage on the property.

            The area is covered by mixed second growth birch, black spruce and fir. The forest cover is intermittently broken by saturated peat bogs.

2.3 Geological Setting

            The Springdale Peninsula is located in the northwestern part of the Central Newfoundland Dunnage Zone. The area is predominantly underlain by ophiolitic rocks of the Cambro - Ordovician Lushes Bight and Catchers Pond Groups. These rocks form the basement in the Notre Dame Bay region and comprise of a sequence of sheeted diabase dykes, pillow basalt, pillow breccia, basaltic tuff and cherty argillite which are interpreted to represent oceanic crust.

            North and west of Springdale the Lushes Bight Group is overlain with local conformity by a thick sequence of mafic and felsic submarine volcanic rocks of the Western Arm and Catcher's Pond Groups. These rocks are of early to middle Ordovician age and are interpreted to be island arc volcanics built on the oceanic crust of the Lushes Bight Group. Lower to middle Ordovician diorite and granodioritic plutons such as the Colchester and Cooper's Cove Plutons and Burlington Granodiorite intrude the pre-silurian Lushes Bight, Western Arm and Catcher's Pond Groups. These intrusive rocks are interpreted to be products of subduction-related melting in an island arc environment. Contacts are locally faulted and the major Green Bay Fault separates the Burlington Granodiorite and King's Point felsic volcanic complex from the Catcher's Pond and Lushes Bight Group. The volcanic rocks of the Lushes Bight and Western Arm Groups are commonly chloritized and epidotized. These features are believed to be related to sea-floor hydrothermal alteration which occurred at green schist facies temperatures. Further metamorphism is indicated by the growth of chlorite on the penetrative cleavage.

            To the south, Silurian rocks of the Springdale Group comprising of subaerial volcanics and fluviatile red beds are in fault contact with the pre-silurian oceanic rocks. However, this contact is locally unconformable. The Springdale Group rocks are undeformed and lack the green schist facies metamorphism of the oceanic rocks to the north. Carboniferous sedimentary rocks are unconformably deposited over the Springdale Group.

2.4 Hammerdown Geology

            The Hammerdown Mining Lease is underlain by lower to middle Ordovician Catcher's Pond Group of volcanics. The rocks in the property area consist of a sequence of mafic volcanic flows, tuffs and micro gabbros commonly intercalated with laminated sediments and rare felsic tuffs. Fine to medium grained felsic porphyry dykes are common, especially in the Hammerdown Zone, and are thought to play an important role in the distribution of gold mineralization on the property.

            All rock types in the Muddy Shag to Rumbullion trend have been affected by varying degrees of deformation and range from being weakly sheared and foliated to strongly mylonitic. There is a general NE-trending, vertical to sub vertically dipping cleavage developed in the majority of rocks on the property. However, local fluctuations do occur as a result of both large and small scale folding and faulting. A system of broad asymmetrical folds is evident from geophysical trends. These folds correlate well with smaller outcrop scale parasitic folds observed, which plunge moderately to the southwest. The mineralized quartz veins at the Hammerdown deposit are steeply-dipping and appear to be folded in an east-verging direction indicating a major fold closure further to the east. These folds also appear to plunge moderately to the SW at approximately 60 degrees. The quartz veins appear to anastomose as well as pinch and swell. Unlike the folded nature of veins at the Hammerdown Deposit, the mineralized veins at the Rumbullion Zone do not appear to be folded but are in fact axial planar to folds in the mafic host rock. Narrow mineralized veins at the Wistaria Zone, located south of the Hammerdown Deposit, are strongly folded and occur in the hinge of a large, shallow plunging fold.

            A number of faults disrupt the Hammerdown deposit area. These faults have generally been identified by air photo lineaments, geophysical trends, as well as in outcrop and drill core as fault gouge, slickenside and offsets of mineralized veins. In general, these faults appear to be steeply-dipping and trend to the NE, however, cross-cutting faults are present as well.

            To the north of the Hammerdown mining lease, the Green Bay fault, a major NE-trending feature transects the region and defines the western limit of the Springdale Peninsula. A large sub-parallel splay off this fault projects along the northern limit of the property. This fault may be related to or responsible for many of the structural features developed along the Muddy Shag to Rumbullion trend, that appears to control and/or disrupt the mineralized quartz veins.

            The Muddy Shag, Hammerdown and Rumbullion deposits appear to be cut off at depth by the Captain Nemo fault. It trends NE and dips 055° to 080° NW and is characterized by shearing, brecciation and gouge infill.

2.5 Mineralization

            The Hammerdown and closely associated Muddy Shag and Rumbullion deposits occur within sulfide-bearing quartz veins which often exhibit several different stages of crystallization. These veins are found within all rock types present in the deposit area which include mafic flows, tuffs, microgabbros and felsic porphyry dykes. The mineralized veins tend to be closely associated with geological contact zones, faults and shear zones within these units. Re-crystallization in most instances has obliterated most vein textures.

            Sericite, carbonate and chlorite are locally present throughout the mineralized veins and is generally associated with the sulfide mineralization. Sulfides generally occur from less than 5% to locally up to 75%, with pyrite being the dominant sulfide mineral present in the quartz veins. The pyrite occurs as fine to coarse grained, disseminated clusters and aggregates of subhedral to euhedral crystals. In addition, pyrite grains occur in veinlike distributions in an anatomizing fashion. Chalcopyrite, sphalerite and galena are present in the veins; however, only in minor amounts.

            In general, the higher grade gold mineralization in the quartz veins is associated with the higher proportion of sulfides. The majority of gold occurs enclosed within pyrite grains with lesser amounts occurring at pyrite-pyrite grain boundaries, pyrite-gangue grain boundaries and at gangue-gangue contacts. Coarse gold is occasionally present and represent only a small percentage of the total gold. Visible gold is rare and observed generally on surface where the majority of sulfide minerals have been leached out.

            The gold bearing structure which hosts the Muddy Shag, Hammerdown and Rumbullion deposits have been traced for 1150 meters along strike by trenching and diamond drilling. Mining, which is currently being carried out by Richmont on the Hammerdown and Rumbullion deposits occupy a central 375 meter portion of this structure (4950E to 5325E). Approximately 775 meters of the mineralized structure remains outside this mining block but still inside of Richmont's mining lease boundary, 400 meters to the west and 375 meters to the east. Diamond drilling results compiled to date in these two areas confirm the presence of significant gold mineralization, with the Muddy Shag Zone occurring in the western area and the Rumbullion extension zone occurring in the eastern area. At the commencement of bulk sampling by Richmont on the property in June of 2000 the Hammerdown and Rumbullion deposits contained a reserve and resource estimate of 310,316 tonnes grading at 21.22 g/t Au.

            There is very little evidence of wallrock alteration adjacent to mineralized veins within the Muddy Shag, Hammerdown and Rumbullion zones. However, exceptions include development of pink-colored haloes around dyke-hosted veins and minor chloritization of basaltic host rock. The rocks lack any evidence of true carbonatization and white calcite veinlets common near the zone have a strong spatial relation to the Captain Nemo fault. Despite the lack of alteration in the immediate wall rock of the veins, sericitization is variably developed on a broader scale and appears to be related to the mineralizing process. It occurs as centimeter-scale bands of pale green sericite +/- quartz with often coarse deep purple crystals of fluorite.

            Strongly deformed zones are characterized by chlorite schists in which increased chlorite, carbonate, epidote and minor talc occur. Leucoxene is a common alteration product in microgabbros and minor sericitization and chloritization of phenocrysts along fracture planes in the felsic porphyritic rocks is common.

2.6 Exploration and Drilling

            Hammerdown has seen an aggressive program of exploration and definition diamond drilling since commercial production began in July 2001. A total of $629,000 has been spent on 10,486 meters of BQ and NQ drilling. The exploration focus has been two-fold in that drilling has been designed to test the possible extension of isolated hits that are close to development that may be easily brought into the reserve base. Exploration programs have also focused on the possible continuity of mineralized veins as an extension below the Footwall Fault Zone (originally called the Captain Nemo Fault Zone) which truncates the main mineralized zones at approximately 200 meters depth and also for potential parallel zones outside the broad Hammerdown Deformation Zone.

            To better understand the geometry and the structural history of the deposit, a consultant Adam Szybinski, was contracted to complete a structural interpretation in early 2003. Szybinski concluded that little potential existed for extensions of the mineralized quartz veins in the footwall of the fault system and that the veins may have formed within the fault bound panels.

            Three deep exploration holes have been completed below the fault system in the footwall and were designed to test stratigraphy parallel to the dip of the main footwall fault. None of the drill holes intersected significant mineralization or a repeat of the favorable Hammerdown Deformation Zone. No other holes are planned in this area.

            The 2004 exploration program did not add any additional reserves and the mine was shutdown on May 15, 2004. The ore will be processed at Nugget Pond Mill until the end of June 2004.

2.7 Sampling and Data Verification

Sampling Method/Grade Control

            The responsibility of grade control lies under the supervision of the geology department. All mine faces are mapped and chip sampled by geotechnicians and results are subsequently digitized into an Autocad software program. The ore veins are sampled separately than the host waste rock.

            Hundreds of samples of waste material were sampled and returned only trace amounts of gold. For this reason, waste material is no longer sampled and is assigned an arbitrary grade of 0.00 g/t Au. All rock samples are assayed by Eastern Analytical of Springdale by using the standard 30 gram Fire Assay Method with an Atomic Absorption finish.

            Sampling data is entered into an excel spreadsheet which allows for weighted average grades to be calculated for each individual stope. High assay values are cut back to 100 g/t Au (cut-off grade, upper limit).

Sample Preparation, Analyses and Security

            Face samples are collected by geotechnicians in 10x16 plastic bags, given a sample tag number and stapled shut. The bags are collected on a daily basis by a local contract courier service and transported to the Eastern Analytical Laboratory facility at Springdale. Drill core samples are laid-out by the mine geologist and split by a core helper. These are also collected in 10x16 plastic bags, given a sample tag number, stapled shut and picked up by the contract courier.

2.8 Mineral Reserve Estimates

            All estimates are performed under the direct supervision of the following qualified person, as per the National Standard 43-101 of the Canadian Securities Administration in Canada: Larry Pilgrim (production geologist).

2.8.1 Parameters used in the reserve evaluation work

  The tonnage calculation was derived using polygons from a longitudinal section.
  The specific gravity used is 2.84; value which was obtained from a 1994 Lakefield Research study.
  Cut off grade used: 8.6 g/t Au.
  An incremental grade of 6.9 g/t Au is also used for marginal ore blocks adjacent to developed areas.
  Dilution Factor: 15%. Based on mining experience an additional 23% dilution is applied.
  Minimum fully diluted mining width: 1.5 meters
  High Assay cutting value: 100g/t Au

2.8.2 Reserves

            The exploration work carried out in 2002 and 2003 indicated that the reserves of the Hammerdown Mine in Newfoundland have declined. This decrease is attributable to a lack of continuity in the periphery of the ore zone and at greater depths. As at December 31, 2003, the proven and probable reserves of the Hammerdown Mine were estimated to be 41,000 tonnes grading 12.69 g/t Au, or 16,750 ounces. Due to the depletion of its reserves, the production was suspended on May 15, 2004 and the ore inventory will be processed at the Nugget Pond Mill until the end of June 2004.

Hammerdown Mine

Gold Reserves as at December 31, 2003

Categories of reserves	Tonnage	Grade	Au
	(tonnes)	(g/t Au)	(oz)
Proven	27,400	12.69	11,200
Probable	13,600	12.69	5,550
Total (proven + probable)	41,000	12.69	16,750

2.9 Summary of Production

		Year Ended		Year Ended
	December 31, 2003		December 31, 2002

Revenues		$19,161,730		$23,190,787

Tonnes processed		90,122		93,340
Grade (g/t Au)		13.47		16.32
Gold recovery (%)		96.9		96.9
Ounces produced		37,798		47,470
Ounces sold		37,118		48,316

Data per ounce of gold sold	US$	CAN$	US$	CAN$
Cash cost	230	323	159	251
Depreciation and depletion	72	101	55	86

Total	302	424	214	337

Average price obtained
per ounce	370	518	309	485

3. Other Exploration Properties

3.1 General

            Richmont owns or holds interests in certain other mining properties at different stage of exploration. The following table outlines Richmont's interests in these exploration properties as at December 31, 2003.

Property	Year of acquisition	Number of claims	Participation(1)

Quebec
Camflo Northwest	2003	-	Option for 80%
East Amphi	2003	29	100%
Francoeur	1992	13	100%
Monique	1994	18	81% by Louvem
Wasamac	1988	3 mining concessions	100%
Newfoundland
Valentine Lake	2003	-	Option for 70%
Ontario
Island Gold	2003	-	Option for 55%
Sewell	2002	5	100%
Cripple Creek	2002	55	100%

(1) The Company is subject to royalty payments if certain of these properties are brought into commercial production.

            Those exploration properties, identified above and not described in detail, except for East Amphi property, in this item 4.B. are not material to the Company's business.

            The following table presents Richmont's exploration and evaluation of projects expenses in 2003 and the budgeted amounts for 2004.

26

	2003	2004
	$	$
	Actual	Budgeted
Quebec
East Amphi	-	7,000,000
Beaufor Mine	1,221,682	1,067,057
Francoeur Mine	1,776,152	-
Monique	-	250,000
Wasamac	551,320	500,000
Newfoundland
Hammerdown Mine	515,200	252,505
Valentine Lake	-	150,000
Ontario
Island Gold	-	(1) 2,600,000
Sewell and Cripple Creek	-	400,000

Other properties	421,041	192,500
Evaluation of projects	335,311	336,000

Total	4,820,706	12,748,062
(1) Of this amount, $2,500,000 will be paid by a third party

3.2 East Amphi Property

            A major $7-million exploration program will be carried out on the East Amphi property in 2004. The work has begun in the first quarter of 2004 with an underground exploration program designed to facilitate the conversion of resources to reserves and to identify additional reserves and resources. This will mainly involve driving an access ramp to Level 175, developing the lateral extensions of the exploration drifts on three levels of the main deposit area, as well as a major drilling campaign. To gather more information about other areas on the property, a surface exploration program will be carried out in conjunction with this underground work.

3.2.1 Property Description

Location and Access

            The East Amphi property is located within the limits of the city of Malartic, some 30 kilometers to the west from the center of Val-d'Or. A gravel road of about two kilometers, bordering the Malartic-Fournière township line in an east-west direction allows easy access. The road leads to the old East Amphi Gold Mines shaft and the open pit, in the south-central part of the property, two kilometers west of the highway 117 which links Val-d'Or and Rouyn-Noranda.

Mining Claims

            The property consist of 29 claims (943.43 hectares) and of a mining lease (ML #848 of 119.1 hectares). The property belongs to Richmont Mines Inc., who also holds contiguous mining claims (project #522). The property covers part of Rang I (lots 8 to 31 incl.) and part of Rang II (lots 16 to 20 incl.) in Malartic township. The surface rights are held by the Crown. This land is contiguous to the city of Malartic which is part of the Vallée de l'Or MRC (township regional municipality).

Royalty

            McWatters Mining Inc. will be entitled to receive a 2% Net Smelter Returns royalty. That royalty gives the right to McWatters to receive 2% of the ounces produced from the East Amphi property in excess of 300,000 ounces of gold. Richmont Mines has the option to purchase the 2% royalty for CAN$1.5 million at any time after the start of production.

Infrastructure

            The area is well served with the existing infrastructure. The city of Malartic is located less than three kilometers east from the center of the mining property. The property is crossed by the TransCanada highway 117 from Val d'Or and Rouyn-Noranda.

            The Camflo Mill is less than 16 kilometers of the property. A CN railroad line crosses the south west part of the property. Two 120 kV hydro lines linking the Cadillac and Malartic stations pass less than two kilometers north of the property and a 25 kV line, located 1.5 kilometers east of the property, could meet the energy requirements.

            The city of Malartic gets its drinking water from Milhaut Lake (located four kilometers west of the mine site), which constitutes the head of the Malartic River. Water from the lake is pumped onto the gravel banks located some 1.2 kilometers north west of the property. It percolates through the soil and is re-pumped by two wells (six meters deep) and distributed by an aquaduct system. Therefore, the mining project would have no effect on the Malartic drinking water source.

3.2.2 Physiography and Climate

            The property is located in the low lands of the Abitibi which are part of the James Bay physiographic area. The East Amphi deposit is located in a very flat sector where swamps occupy the poorly drained zones. A few rocky hills, roughly oriented east-west, mark the area's southern and western territory.

            The overburden on the site of the project consists of two major groups. The first is related to the last glaciation and includes the till covered by lake deposits. The second group corresponds to recent formations and includes organic matter (bog and marsh) as well as alluvial deposits associated with flood plains.

            The project site is located in a major swamp for which the drainage is poorly defined. The swamp either drains towards the north in the direction of Lake Malartic through an unnamed brook, or it drains via the Malartic River into Lake Malartic, which is actually a widening of the Harricana River.

            Most of the area affected by the project is either slightly wooded or clear of trees. A small wooded area close to the site is dominated by black spruce, which heights vary between 10 to 15 meters, and which has a density of 40 to 60%. No clearing will be required to carry out the project.

            The average annual precipitation is some 954 mm and the most falls in September (some 102 mm). Snow falls between October and May with the most snowfall occurring between November and March. The average for that period is about 54 mm (expressed in mm of water).

            The average daily temperature in Val-d'Or is slightly above freezing namely 1.2?C. The average temperature for July reaches 17.1?C while in January the temperature falls to -17.0?C. The lowest temperature measured was -43.9?C and the highest temperature measured was 36.1?C. It freezes an average of 209 days per year.

            Between August and January, a southern wind is dominant while between February and July north-western wind is more frequent. The average velocity varies between 9 and 17 km/h.

3.2.3 History

            The discovery of gold on the property was made by an independent prospector in 1923. East Amphi Gold Mines Ltd. became the owner in 1940 and carried out surface drilling between 1940 and 1945. At the beginning of 1946, the company considered the results from the surface drilling sufficiently positive to justify underground development. Following the sinking of a three compartment shaft to a depth of 155 meters, 1,490 meters of drifting and 415 meters of cross-cuts were excavated, on the -100 meters and -145 meters levels. The geological work in 1946, allowed the identification of six mineralized zones on the -100 level and one zone on the -145 meters level. In each case the gold was associated with porphyry dykes. Early in 1948, the mining industry went through a difficult period and East Amphi Gold Mines Ltd. announced its decision to suspend the underground activities.

            In 1987-88 Breakwater Resources Ltd. carried out a surface drilling campaign in the mine area consisting of 56 diamond drill holes (for a total of 12,335 m) In 1988-89, the positive results of this program made them decide to undertake an underground exploration program. The former East Amphi Gold Mines shaft were dewatered and the underground openings were mapped and sampled. A total of 92 underground drill holes were drilled (for a total of 3,246 m). Additional surface drilling was carried out as well, in 1989 and 1990. A resource calculation was prepared in 1990 (758,015 tonnes of indicated resources with an average grade of 11.02 g/t Au).

            In 1995 Placer Dome optioned the property and started an exploration program. Two surface diamond drilling program were done in 1995 and 1996. A resource calculation was carried out, based on their geological model (850,000 tonnes of indicated resources with an average grade of 8.11 g/t Au).

            In 1998 McWatters bought the property and carried out a surface drilling program. Using this information and all other data, McWatters reviewed the geological interpretation, in particular the link between the work of Breakwater (which was concentrated around the east of the property), and the Placer Dome work (which was concentrated in the west of the property). Following this work, the zones were redefined and renamed for consistency. A new resource calculation was carried out resulting in an estimated 2.29 million tons of measured and indicated resources (cut-off grade of 3.0 g/t Au) with an average grade of 5.98 g/t Au.

            In the winter of 1999, an additional surface drill holes were drilled to delineate and validate the portion of the indicated resources in the Zone B-West block which was planned to be mined as an open pit.

            Two mineralogical studies were carried out on the East Amphi ore. One study took place in the fall of 1998 at the Centre de Recherche minérale du Québec where the distribution, association and liberation level of gold was examined, using granulometric and gravimetric separation. A second study was carried out in 1999 using macro and microscopic examinations.

            McWatters also completed sampling and analytic studies to confirm the results of earlier studies made by Breakwater (1988) and Placer Dome (1995) in which it was shown that the East Amphi deposit and the surrounding host rocks are not acid generators.

            Ore was excavated from an open pit from December 1998 to August 1999 and a total of 120,427 tonnes of ore was transported to the Sigma mill for treatment. Average diluted grade of the ore was 5.66 g/t Au, which correlated well with the reserve estimate.

3.2.4 Geology

Regional Geology

            The East Amphi property is located in the Abitibi greenstone belt, which is an Archean volcanic-sedimentary complex in the Superior Structural Province of the Canadian Shield.

            The property is located on the southern flank of the Malartic Syncline, which strikes east-west and traces a sub-vertical fold axis on surface. The degree of metamorphism varies between the lower greenschist and lower epidote-amphibolite facies. Early Proterozoic granitic masses and diabase dykes were intruded into the rocks.

            The regional stratigraphy is divided into geological groups of sedimentary and volcanic rocks. The property is located in the Piché Group volcanics, which are sandwiched between sedimentary rocks of the Cadillac Group to the north and of the Pontiac Group to the south. The Piché Group is of basaltic and ultramafic composition, consisting of massive and pillowed volcanic flows and related breccias.

            The property straddles the major, regional Larder-Cadillac fault, which lies within the Piché Group, and follows its southern margin. The metavolcanics of this dominant stratigrafic unit form a thick band (450 to 1,000 meters) in a NW-SE direction. This unit which hosts the Cadillac tectonic zone represent the most promising zone on the East Amphi property for hosting gold.

            The Cadillac tectonic zone, comprised of a series of shears, is about 50 to 350 meters wide and is situated in the lower sequence of the Piché Group. The rocks are intensely deformed and sheared with abundant talc-chlorite schists and minor diorite and feldspar porphyries.

            To the South of the Cadillac fault, rocks of the Pontiac Group occur. These are predominantly sediments, mainly massive greywackes but with some intercalations of sandstone or siltstone, with occurrences of minor felsic intrusive rocks (granite) in the southern part of the property.

Local Geology

            Five principal lithologies are observed on the property from North to South (Piché Group to Pontiac Group):

  Mafic Volcanics (North Contact)

  Comprised principally of massive to occasionally pillowed basalts with inclusions of dykes of diorite, which form the northern margin of the Cadillac fault.

  Diorite-Gabbro Dykes (North Contact)

  Diorite and/or gabbro dykes are included particularly in the mafic volcanites (south margin) and in the schists and rarely within the porphyry (following the northern border and occasionally the southern border).

  These dykes often possess a moderate to high magnetism, and their thickness varies between 5 and 30 meters. Locally the thickness of the diorite/gabbro dykes may attain 50-90 meters. Gold values are generally associated with these diorite dykes. The importance of the dykes increases towards the west.

  Ultramafic Rocks (Cadillac Deformation Corridor)

  The dominant lithology within the Cadillac fault is the talc-chlorite schist; the result of an intense deformation/alteration of an ultramafic protolith. There are abundant units of talc-carbonate (dolomite) and chlorite layers and quartz veins. Minor specks of pyrite occur in the unit. Chloritic schists are less voluminous and are usually situated within the diorite dykes. Basaltic flows are often observed within the talc-chlorite schists.

  The chlorite schists (with some amounts of talc) are inferred to have been created as the result of diorite-basalt deformation and alteration. In general, the chlorite schists, which
31

are intensely foliated, are composed of chlorite with some amphiboles, carbonate and fine quartz feldspar clusters.

Within the East Amphi project area, the schist, comprising both the chlorite and talc-chlorite members, has an average thickness of some 60 meters and may attain up to 100 meters at depth. The zone appears to thin in places (average thickness of 20-30 meters) due to the influence of the porphyry. In the sector farther to the east, the talc-chlorite schist remains generally very wide.

The talc-chlorite rock unit ranges in composition from a talc-chlorite schist to a chlorite rich, relatively unaltered ultramafic which lacks significant concentrations of talc. The former rock type is typically pervasively foliated while the relatively unaltered ultramafic can be fairly massive. The overall rock unit is generally dark green in colour, fresh to slightly weathered and aphanic to fine grained. The talc-chlorite schist was reported to be moderately to highly weathered in the proximity of shears and faults.

Mineralised diorite dykes of variable thickness (1-20 meters) are often intersected in the talc-chlorite schists unit. These diorites are altered with biotites and carbonates and may be locally silicified. Small quartz veins are also found. The gold values are often associated with the presence of coarse pyrite. The rocks have a strong magnetic signature.

  Porphyry Zone

This lithologic unit, which forms the footwall of the open pit in the B-1 Zone, is often the site of anomalous gold values to the north contact and has an average thickness of 100 meters in the center of the property. The unit splits laterally into several parts towards the east and west. Low grade potential also exists in the center of the unit and close to the south contact, and occurs in metric bands attaining up to 500 meters in width.

A mass of feldspar porphyry is found within the southern border of the Cadillac fault zone. The porphyry is a coarse grained quartz monzonite which often demonstrates differentiation phases. This unit generally occurs as dykes and discrete bodies along the southern contact of the Cadillac shear and within the talc-chlorite schist. It is characterized by a massive, undeformed rock, (post-tectonic deformation), with a predominantly porphyritic texture (1-12 mm). The colour varies from grey (unaltered) to salmon pink (potassic and silicic alteration). The unit is often cut by mafic dykes and small quartz veins. Fine pyrite is disseminated in the matrix (trace to 5%). The unit is massive and laterally inter-fingered with the talc-chlorite schist and the sediments.

  Sediments

This lithological unit consists of massive to rippled greywacke with silty to microsilty beds in places. The north contact with the porphyry is located some 200 meters south of the base line. This contact is irregular and volcanic and diorite bands and felsic dykes are often present.

3.2.5 Mineralization

            The Cadillac Tectonic Zone, which crosses the ultramafic rocks of the Piché Group on the property, produced a gold bearing talc-chlorite schist unit into which the gold rich diorite dykes were injected. The two principal gold-bearing zones, the Zones A and B, were developed within this structural corridor. Other zones , the Zones P1 and P2 are located within the feldspar porphyry unit to the south. The Zone B-West, or the contact zone, is located at the north contact of the porphyry with the talc-chlorite schist. The principal zones have been traced over one kilometer east-west, 150 meters north-south and to 400 meters vertical depth. Structure and lithology act as strong controls on the mineralization. It is reported that it can be observed that several conjugate shears of minor dimensions control the mineralization in the Zones A and B. The altered and mineralized diorites are lenticular and boudinaged.

            Characteristics of Zones A and B (talc-chlorite schist corridor)

  The mineralization in Zones A and B is localized within the diorite dykes which are often biotized and pyritized (up to 5% coarse grained pyrite). These intrusives are lens shaped and boudinaged with thickness varying generally between 1 and 20 meters. The theory that the dykes have been broken up by the shear is suggested by the sudden appearance of biotite , chlorite and pyrite and the fact that clean contacts with the schists have not been observed. As the dykes increase in thickness they are less fractured and therefore less likely to be gold-bearing.

  The mineralization in Zones A and B also extends outwards into the schists and is associated with quartz veins, coarse pyrite and biotite alteration that is generally found around the edges of the intrusives, defining a mineralized envelope traceable over hundreds of meters strike and tens of meters wide. Visible gold in these zones is rare though it has been observed in drill core and underground exploration drifts.

  Several feldspar porphyry dykes were also injected into the talc-chlorite schist. These dykes show potassic and silicic alterations and may contain up to 5% disseminated pyrite.

  Zones A and B appear to be restricted between minor parallel faults and developed within the Cadillac Tectonic Zone. These minor faults can be correlated from section to section.

            Characteristics of the Zones P1 and P2 (porphyry zones)

  Within the Zones P1 and P2, gold is generally associated with ? 5% pyrite disseminated within the porphyry and/or localized within millimetric microfractures, with quartz veins (1-2%), occasionally pyrite and molybdenite, and can also be associated on rare occasions with mafic dykes. The mineralization forms a series of narrow parallel bands separated by several meters which extend both laterally and vertically. Potassic alteration and silicification which are very common in the Malartic Camp, generally accompany the gold mineralization. While Zones P1 and P2 are more important in volume than Zones A and B, their gold grade is generally lower.

Generally the gold zones located within the diorite-schist have higher gold grade (5.0 - 8.0 g/t Au) that are wider but less continuous than the zones within the porphyry.

The porphyry zones generally cover a greater area though the individual lenses are thinner (1.5 to 8 meters) and contain gold grades in the order of 3.0 to 6.0 g/t Au, over a thickness which varies from one to ten meters, with an average of four meters.

3.2.6 Environmental Considerations

            The East Amphi restoration plan is currently being reviewed and will be submitted to the Minister of Natural Resources, Wildlife and Parks by the end of September 2004. The plan will mainly consist of:

  Dismantling of all buildings, structures and foundations;
  Soils characterization for contaminations and remedial measures required;
  Site re-vegetation;
  Levelling of the settling ponds; and
  Fencing off the pit perimeter.

Environmental Regulation

            The principal operations of Richmont are the production of gold from mining development, extraction and processing of minerals and mining exploration to maintain and increase its ore reserves. These operations are subject to various levels of control and strict government regulations, such as laws and regulations in respect of activities related to natural resources and the protection of the environment. The current legislation is a matter of public knowledge, and Richmont cannot foresee any further legislation and amendments that may have a bearing on its operations.

            Legislation in matters of environmental protection, to which the Canadian mining industry is subject, imposes, in particular, high standards for the reduction or elimination of the emission, deposit, issuance or release into the environment of contaminants caused by the extraction or processing of ore. In addition, certificates of authorization must be obtained in advance for the construction and commercial operation of a mine, plant, concentrator or refinery, since such types of operations that are specific to the mining industry may result in the emission, deposit, issuance or release of contaminants into the environment or may change the quality of the environment.

Quebec

            Provincial legislation in mining matters contemplates the acquisition and ownership of mining titles, safety standards, royalties and mining taxes. The Mining Act (Quebec) ensures the rehabilitation and restoration of lands affected by mining activities. Thus, a person who carries out certain mining work, who operates a mill in respect of certain mineral substances or who carries out certain mining operations in respect of tailings must obtain the approval of the Minister of Natural Resources, Wildlife and Parks (Quebec) (the "MNRWP") for any plan for the rehabilitation and restoration of land affected by its operations; such person must comply with the plan and provide a financial guarantee to that effect. Where a person commences mining operations, it must submit its rehabilitation and restoration plan within one year following the beginning of its activities. The MNRWP may require or impose additional conditions or obligations before giving its approval to the rehabilitation and restoration plan. Such plan, once approved, must be resubmitted every five years for approval by the MNRWP. The MNRWP may review the financial guarantee at any time if it is of the opinion that the guarantee is insufficient and may require additional guarantees. Such amendments also provide that the Minister may enjoin a person who has already ceased its mining operations on a particular site to perform the rehabilitation and restoration work required by the presence of tailings. If the person does not comply with any of the aforementioned amendments and regulations, the MNRWP may have the rehabilitation and restoration work executed by a third party at the cost of such person. Richmont does not foresee any difficulty in meeting the requirements under the Mining Act. (Quebec)

            Richmont holds certificates of authorization issued by the Minister of the Environment (Quebec) (the "MENV") with respect to its mining operations at the Francoeur Mine, at the Beaufor Mine and of its subsidiary, Camflo Mill Inc. The Company also benefits from acquired rights with respect to the construction of its mill prior to the coming into force of the Environment Quality Act (Quebec). A request to transfer the certificated of authorization of the East Amphi property was submitted to the MENV and a final acceptance is expected shortly.

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

            For the seven years of mill operations, the division has maintained compliance with environmental discharge criteria.

            As at December 31, 2003, the Company guarantees the restoration of its mining sites by security deposits valued at $1,286,061.

Foreign Sales/Assets

            At December 31, 2003, all assets of the Company were located in Canada.

            All gold production during 2003 was generated in Canada, although final sales of gold made to purchasers resident in the United States represented 94% of the Company's total gold revenues in 2003, 92% in 2002 and 2001, and 100% for the year 2000, respectively.

            As at December 31, 2003, the Company did not have forward exchange contracts for 2004. As at December 31, 2002, the Company has forward exchange contracts maturing in the year 2003 of

US$3,500,000 at an average rate of 1.5686, having a negative fair value of $48,198. As at December 31, 2001, the Company did not have forward exchange contracts for 2002. As at December 31, 2000, the Company had forward exchange contracts maturing in 2001 of US$3,000,000 at an average rate of 1.5238, having a negative fair value of $77,043.

            See item 11. "Quantitative and Qualitative Disclosure about Market Risk - Foreign Currency Risk Disclosure" below.

Labor

            Richmont Mines offers its employees competitive compensation including attractive benefits and a Stock Option Purchase Plan for management. As at December 31, 2003, Richmont employed a total of 232 workers compared with 234 a year earlier.

            During the year 2003, the hourly employees of the Camflo Mill became unionized. The negotiations were conducted without any negative impact on the operations and in May 2004, the parties concluded a first collective agreement for a three-year period ending December 31, 2006. The employees of the Beaufor Mine and Hammerdown mines are not unionized and labour relations are satisfactory.

Gold Marketing and Sales

            The profitability of gold mining is directly related to the market price of gold as compared to the cost of production. Gold prices fluctuate widely and are affected by numerous factors, including expectations with respect to the rate of inflation, exchange rates (specifically the U.S. dollar relative to other currencies), interest rates, global and regional political and economic crises and governmental policies with respect to gold holdings by a nation's central bank. The demand and supply of gold usually affect gold prices but not necessarily in the same manner as supply and demand affect the prices of other commodities. The gold available for sale includes a combination of mine production, stock and gold bullion held by governments, public and private financial institutions, industrial organizations and private individuals. As the amounts produced in any single year account for a small portion of the total available supply of gold, normal variations in current production do not have a significant impact on the supply of gold or on its price. During 2003, the price of gold ranged from US$320 to US$416 per ounce.

            The following table sets out the annual average gold price (London PM fix) in U.S. dollars over the past five years:

(US$)
1999	279
2000	280
2001	271
2002	310
2003	363
2004 January to May	403

            Gold can be easily sold on numerous markets throughout the world and it is not difficult to ascertain its market price at any particular time. Richmont is not dependent upon the sale of its gold to any one customer because of the large number of available gold purchasers.

            Richmont occasionally uses put and call options on gold, and forward sales contracts on gold and U.S. dollars. All such hedging contracts are previously approved by the Company's Board of Directors. Financial derivatives are used only in accordance with the Company's hedging policy, and not for speculative purposes.

            In order to manage its exposure to price risks in the marketing of its gold, the Company has, and may, in the future, from time to time enter into fixed price delivery contracts, gold and currency futures contracts as hedging devices. To ensure a fixed price for future production, the Company may sell a futures contract and thereafter either (i) make physical delivery of gold to comply with such contract or (ii) buy a matching futures contract to unwind its futures position and sell its production to a customer. Such contracts may expose the Company to the risk of financial loss in certain circumstances, including instances where production is less than expected, the Company's customers fail to purchase or the Company fails to deliver the contracted quantities of gold, or a sudden, unexpected event materially impacts gold prices. Such contracts may also restrict the ability of the Company to benefit from unexpected increases in gold prices.

            Gold bars are carried between the mills and the refinery by commercial armored truck. These bars are refined at the Royal Canadian Mint in Ottawa under a service contract at competitive rates. Refined metal is sold under forward sales contracts or on the spot market to commercial bullion dealers.

Gold Sales

Fiscal
2003

Total Sales (ounces)	92,892

Ounces sold spot	73,892

Ounces hedged	19,000

Average price obtained (per ounce hedged)	US$375

Average gold price (per ounce)	US$363

Positive value per ounce from hedging	$12

            As at December 31, 2003, Richmont had no hedging contracts. See item 11. "Quantitative and Qualitative Disclosure about Market Risk", "Commodity Price Risk Disclosure" below.

  Organization Structure

See exhibit 8.1

  Property, Plants and Equipment

See item 4.B. "Business Overview - Description of Properties."

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

            This discussion and analysis of the operating results and the financial position of the Company for the three years ended December 31, 2003, 2002 and 2001 should be read in conjunction with the consolidated financial statements and the related notes.

  Operating Results

Year ended December 31, 2003 compared to year ended December 31, 2002

            General. In 2003, the price of gold ranged from US$278 to US$349 per ounce. In terms of the increase in the market price of gold, 2003 was a particularly remarkable year. Indeed, the average price of gold in 2003 was US$363 per ounce compared with an average price of US$310 in 2002. However, the rebounding Canadian dollar, which rose in value from an average of US$0.64 in 2002 to an average of US$0.71 in 2003, limited the benefits of the increase in the gold price for Canadian producers.

            Richmont Mines' gold sales were slightly lower than anticipated, declining from 102,690 ounces in 2002 to 92,892 ounces in 2003. The Hammerdown Mine produced 37,798 ounces of gold at a cash cost of US$230 per ounce compared with 47,470 ounces at a cash cost of US$159 in 2002. As for the Beaufor Mine, it produced 54,803 ounces of gold at a cash cost of US$245 compared with 56,065 ounces at a cash cost of US$163 in 2002. The increase in production costs is primarily attributable to the fact that the grades of ore obtained at the Beaufor and Hammerdown mines in 2003 were closer to reserve grades. Because cash costs are incurred in Canadian dollars and presented in American dollars, the appreciation of the Canadian dollar, which rose in value from an average of US$0.64 in 2002 to US$0.71 in 2003, also increased production costs.

            Richmont Mines reported solid results for 2003, despite a slight decline in earnings compared with last year. With the objective of increasing reserves and resources, the Company invested $4,820,706 in exploration and project evaluation. These initiatives contributed to the acquisition of the East Amphi property in December 2003 and an option to acquire the Island Gold project, two very promising properties. Furthermore, exploration replaced the majority of reserves mined at the Beaufor Mine during the year.

            Richmont Mines continued to deliver good financial results in 2003, with net earnings of $5 million, or $0.32 per share (basic), compared with net earnings of $7.1 million, or $0.46 per share (basic) in 2002.

            Richmont Mines maintains its excellent financial position, with no long-term debt and, as at December 31, 2003, working capital of $31.2 million. Thanks to sound management, cash flow from operations has amounted to more than $8.6 million per year, or approximately 17% of revenues, over the past two years.

            Change in an accounting policy. The Company's accounting policies are in accordance with Canadian generally accepted accounting principles and with mining industry practices. In 2003, the Company adopted the following three new accounting policies:

  Asset Retirement Obligations
  The method used to measure these obligations, estimated to be $3,207,529 on December 31, 2003, is described in note 5 of the consolidated financial statements.
  Stock-based Compensation and Other Stock-based Payments
  In 2002, the settlement-value method was used to record the stock options granted to employees. However, in 2003, the Company decided to retroactively adopt to January 1, 2002, the fair-value method, calculated using the Black & Scholes option pricing model, to record such options. Stock-based compensation was $1,831,437 for 2002 and $354,102 for 2003.
  Disclosure of Guarantees
  The Company has no guarantees other than those disclosed in notes 5 and 15 of the consolidated financial statements, its main guarantees being asset retirement obligations.

            These changes, described in note 1 of the consolidated financial statements, had a significant impact on earnings, results and balance sheets.

            Revenues. Given the increase in the market price of gold in 2003, Richmont Mines maintained its revenues at a level similar to that attained in 2002, despite a slight decrease in production. The average selling price of gold obtained in 2003 was $518 (US$370) per ounce compared with $485 (US$309) per ounce in 2002. In fact, Richmont Mines posted precious metal revenues of $48,103,530 in 2003 compared with revenues of $49,815,082 in 2002.

            Expenses. Ore production from the Beaufor Mine was 70,000 tons higher in 2003 than 2002. However, since grades were lower, the number of ounces of gold sold was slightly lower than last year. The greater amount of ore produced accounts for most of the increase in operating costs, which rose from $25,403,492 in 2002 to $30,324,791 in 2003.

            Administrative expenses fell by $1,101,523 in 2003, reflecting the decrease in stock-based compensation.

            The Company recognized expenses of $3,626,107 for exploration and project evaluation in 2003. This represents a total investment of $4,820,706 over the course of the year minus $1,194,599 in tax credits applied directly against these costs.

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

            In 2002, net earnings were a record $7,072,568, or $0.46 per share, substantially higher than the net earnings of $1,283,638, or $0.09 per share, reported in 2001. Cash flow from operations increased, rising from $11,950,388 in 2001, to $15,935,748. Cash, cash equivalents and short-term investments increased by $15,373,143 during 2002, reaching $30,978,920 by year-end 2002.

            At December 31, 2002, the Company had no long-term debt, working capital of $29,756,077 and an unused line of credit of $5 million.

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

            Revenues. The Company's precious metals revenues increased in 2002, climbing to $49,815,082 from $34,013,168 in 2001, as a result of increased production and a higher gold selling price. Total revenues were $51,775,810 compared with $35,043,516 in 2001. The Company received from the Quebec Ministry of Natural Resources financial assistance of $1,026,996 in 2002 to secure infrastructure at the Beaufor Mine and $496,000 to carry out exploration work at the Francoeur Mine. Both amounts are recorded under "Other revenues". The grant pertaining to securing the

Beaufor Mine may become payable under certain conditions.

            Expenses. Operating costs and royalties totalled $26,078,670 in 2002, compared with $20,777,034 the previous year. Operating costs per ounce improved in 2002, decreasing to US$162 per ounce from US$166 per ounce in 2001. Administrative expenses rose to $3,874,181 in 2002 from $1,660,124 in 2001.

            Exploration and project-evaluation costs increased to $3,727,600 in 2002, with $2,331,734 of this amount devoted to exploration activities at the Francoeur Mine. In 2001, these costs were $460,300.

            To comply with federal and provincial environmental regulations, Richmont Mines allocated and paid out $100,000 for site restoration during the year 2002.

            Depreciation and depletion rate per ounce was almost the same in 2002 at $61 per ounce compared with $60 per ounce in 2001. Depreciation and depletion amounted to $6,812,412 in 2002 compared with $5,028,419 in 2001.

            No mining assets were written down in 2002, while the closing of the Nugget Pond Mine led to a write-down of $4,162,918 in 2001. During fiscal year 2002, Richmont Mines took a $219,372 write-down on some of its short-term investments.

            Tax expenses were $3,935,969 in 2002 compared with $258,605 in 2001.

            Net Earnings. Net earnings totalled $7,072,568, or $0.46 per share (basic), a marked improvement over earnings for 2001, which were $1,263,638, or $0.09 per share (basic). This increase in net earnings is due to higher gold sales, which rose to 102,690 ounces from 81,153 ounces in 2001, a stronger average selling price of gold, which rebounded to CAN$485 per ounce in 2002 from CAN$420 in 2001, and the $4,162,918 write-down of mining assets in 2001.

            US GAAP Reconciliation. Please refer to note 18 to the audited consolidated financial statements included herein.

  Liquidity and Capital Resources

            As at December 31, 2003, Richmont Mines Inc. had working capital of $31,183,975, cash and cash equivalents of $29,083,879 and no long term debt. Consequently the Company has sufficient liquidity for the present requirements. Capital expenditures are estimated at 1.6 million dollars, of which 1.27 million dollars is attributable to the Beaufor Mine.

            In addition, cash flow from operations should pay most of the 2004 anticipated investments. In the last three years cash flow from operations was above $8.6 million for each year.

Year ended December 31, 2003 compared to year ended December 31, 2002

            Cash flow from operations. Thanks to the profitability of operations at the Beaufor and Hammerdown mines, cash flow from operations was $8,577,419 in 2003 compared with $15,935,748 in 2002. The decrease is primarily attributable to the fact that the grades of ore obtained at Beaufor and Hammerdown Mine were lower and closer to the reserves grades.

            Cash flows used in investments. The Company's major investment this year was the $7 million spent to acquire the East Amphi property. In 2002, a total of $318,000 was invested to acquire the Sewell and Cripple Creek exploration properties. In 2003, capital expenditures at the Beaufor Mine were $1,255,345, while $1,293,246 was invested for this purpose in 2002. The investments at Beaufor in 2003 include the construction of the office for administrative, engineering and geology departments, as well as the purchase of new production equipment.

            Cash flows from financing. During fiscal year 2003, the Company issued 380,900 shares following the exercise of $1,158,320 in stock options. It also completed a private placement by issuing 60,753 common flow-through shares for a net amount of $489,336. Through its share buyback program, Richmont Mines also redeemed 115,300 common shares for a total amount of $577,201. In 2002, the Company did not redeem any shares and issued 696,100 shares, all following the exercise of stock options, for an amount of $1,770,855.

            Cash, cash equivalents and short-term investments. As at December 31, 2003, Richmont Mines had $30,083,879 in cash, cash equivalents and short-term investments compared with $30,978,920 at year-end 2002. Cash flow from operations covered most of $9,275,854 in acquisitions of property, plant and equipment as well as $1,267,061 in security deposits.

Year ended December 31, 2002 compared to year ended December 31, 2001

            Cash flow from operations. Cash flow from operations increased by over 30% in 2002, climbing to $15,935,748 from $11,950,388 in 2001. Higher net earnings account for this increase.

            Cash flows used in investments. Investments increased from $7,589,609 in 2001 to $13,839,145 in 2002. The vast majority of this amount was used to make short-term investments of $11,725,057 that are readily convertible to cash. The Company also invested $1,293,246 at the Beaufor Mine to complete the work required to secure infrastructure as well as to construct a warehouse and to purchase mining equipment. Richmont Mines also invested a total of $801,842 in its other properties, including $318,000 to acquire the Sewell and Cripple Creek exploration properties near Timmins, Ontario. In 2001, the Company's major investments were allocated to develop the Hammerdown Mine and to acquire a 50% interest in the Beaufor Mine and secure its infrastructure.

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

  Research and Development, Patents and Licenses, etc.

None

  Trend Information

            For 2004, gold sales are forecasted at: 19,000 ounces at the Hammerdown Mine and 52,000 ounces at the Beaufor Mine, for a total of 71,000 ounces at an average cash cost of US$269 per ounce. The Company plans to invest approximately 10 million dollars in exploration work in 2004. Of this total, 7 million dollars are planned at the East Amphi property, 1.1 million dollars at the Beaufor Mine and $252,505 at the Hammerdown Mine.

            The production trend had a slight decline in 2003 from 102,690 ounces in 2002 to 92,892 ounces. The decline should continue in 2004 to approximately 71,000 ounces because of the depletion of the reserves and the closure of the Hammerdown Mine. The increase in gold prices offset part of the production decline because the average price increased from US$310 in 2002 to US$363 in 2003 and US$403 from January to May 2004.

  Off-Balance Sheet Arrangements

            The Company did not have any off-balance sheet arrangements as of December 31, 2003 that have or are reasonably likely to have a current or future effect on the Company's financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

  Tabular Disclosure of Contractual Obligations

            As of December 31, 2003, the Company did not have known contractual obligations as defined in item 5.F.1.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

  Directors and Senior Management

            The table below lists, as of December 31, 2003, the names as well as the business backgrounds and principal occupations, including outside directorships, of all the Company's officers and directors for the preceding five years are as follows:

Name	Principal Occupation	City, Province, Country

Jean-Guy Rivard	Chairman of the Board of Richmont	Rouyn-Noranda, Quebec, Canada
Denis Arcand	President of 149220 Canada Inc., a
	financial holding and consulting company	Brossard, Quebec, Canada
Louis Dionne	President/CEO of Richmont	Oakville, Ontario, Canada
Réjean Houle	Ambassador, Canadien Hockey Club Inc.	Montreal, Quebec, Canada
Gilles Loiselle	Advisor to the Chairman of the Executive
	Committee, Power Corporation of Canada	Montreal, Quebec, Canada
Jean Depatie	President/CEO of Gold Hawk
	Resources Inc.	St-Bruno, Quebec, Canada
Martin Rivard	Executive Vice President of Richmont	Rouyn-Noranda, Quebec, Canada
Jean-Yves Laliberté	Vice President, Finance of Richmont	Rouyn-Noranda, Quebec, Canada
Campbell Stuart	Partner, Colby, Monet, Demers, Delage &
	Crevier, law firm	Montreal, Quebec, Canada

            The above-mentioned individuals have held their principal occupation as indicated opposite their respective names during the last five years, except for Mr. Louis Dionne, who was, prior to December 2002, Senior Vice President of Underground Operations for Barrick Gold Corporation.

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

  Compensation

Remuneration of directors

            On April 24, 2003, the board of directors of the Company adopted an amendment to the remuneration plan for the directors who are not senior officers of the Company or its affiliates or who do not receive any remuneration as such. Pursuant to the remuneration plan as amended, an annual fee of $3,500 is paid to each such director plus an attendance fee of $500 per meeting. As such, four directors have received an aggregate remuneration of $25,500 during the year ended December 31, 2003.

Remuneration of senior officers

            An aggregate of $805,955 (including all personal benefits) was paid to the four (4) senior officers of the Company during the year ended December 31, 2003.

            The following information indicates the remuneration paid for the financial year ended December 31, 2003 and, where applicable, the two previous financial years, to the Company's President and Chief Executive Officer and other senior officers whose salary and bonus for services in all capacities to the Company and its subsidiaries exceeded $100,000 (collectively, the "Named Executive Officers").

Summary Compensation Table

		Annual Compensation			Long-Term Compensation
					Awards		Payouts
						Restricted
				Other		Shares or		All
				Annual	Shares	Restricted		Other
Name and Principal				Compen-	Under	Share	LTIP	Compen-
Position	Year	Salary	Bonus	sation(1)	Options	Units	Payouts(2)	sation(3)
		($)	($)	($)	(#)	($)	($)	($)
Jean-Guy Rivard	2003	242,424	25,000	Nil	Nil	Nil	Nil	36,200
Chairman of the	2002	242,424	50,000	Nil	400,000	Nil	Nil	36,200
Board (4)	2001	242,424	Nil	Nil	100,000	Nil	Nil	36,200
Louis Dionne
	2003	200,013	25,000	Nil	Nil	Nil	Nil	Nil
President and
	2002	31,693	Nil	Nil	500,000	Nil	Nil	Nil
Chief Executive
	2001	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Officer(5)
Martin Rivard	2003	135,013	15,000	Nil	Nil	Nil	Nil	Nil
Executive Vice	2002	118,896	25,000	Nil	150,000	Nil	Nil	Nil
President	2001	104,963	Nil	Nil	Nil	Nil	Nil	Nil
Jean-Yves Laliberté	2003	107,879	8,000	Nil	Nil	Nil	Nil	Nil
Vice President,	2002	104,963	10,000	Nil	Nil	Nil	Nil	Nil
Finance	2001	104,963	Nil	Nil	Nil	Nil	Nil	Nil

  Does not include perquisites and other personal benefits, securities or property, the aggregate of which is no greater than the lesser of $50,000 and 10% of the total of the annual salary and bonus of the Named Executive Officer for the financial year.

  Long term incentive plan (LTIP).

  Premium paid for supplementary life insurance.

  Prior to December 2, 2002, Mr. Jean-Guy Rivard was also President and Chief Executive Officer of the Company.

  Mr. Louis Dionne was named President and Chief Executive Officer of the Company on December 2, 2002.

            The Company has a compensation committee composed of Mr. Jean-Guy Rivard, Mr. Réjean Houle and Mr. Gilles Loiselle. The compensation of the Chairman of the Board, the President and Chief Executive Officer and the other senior officers is set by the board of directors on recommendation of this committee.

            The Company has directors' and officers' liability insurance for a maximum amount of $5,000,000 for which the Company pays an annual premium of $50,685. The insurance policy does not contain a deductible for the directors and officers but a deductible of $25,000 per event.

            No director or executive officer of the Company is currently indebted to the Company or was indebted to the Company during the year ended December 31, 2003.

Stock options granted during 2003

            The Company did not granted stock options to the executive officers pursuant to the Stock Option Plan during the year ended December 31, 2003. The Company has no stock appreciation rights plan (SAR).

Aggregate option exercises during the most recently completed financial year and financial year-end option values

            The following table describes the options exercised during the year ended December 31, 2003 by the Named Executive Officers and the year end option value.

Value of Unexercised
			Unexercised Options	in-the-Money
	Securities	Aggregate	at Year-End	Options at Year-End
	Acquired	Value	(#)	($)(1)
	on Exercise	Realized	Exercisable/	Exercisable/
Name	(#)	($)	Unexercisable	Unexercisable
Jean-Guy Rivard
Chairman of the Board	Nil	N/A	750,000 / 0	2,289,250 / 0
Louis Dionne
President and Chief	Nil	N/A	500,000 / 0	752,000 / 0
Executive Officer
Martin Rivard
Executive Vice	17,500	74,200	80,000 / 90,000	187,200 / 147,300
President
Jean-Yves Laliberté
Vice President, Finance	80,000	234,850	Nil	N/A
  The value is based on the closing price of the common shares of the Company on the Toronto Stock Exchange on December 31, 2003, which was $6.20.

            No funds were set aside or accrued by the Company during 2003 to provide pension, retirement or similar benefits.

            Except for the Company's Employee and Director Stock Option Plan, the Company has no bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to the Company's directors or officers.

            Stock options to purchase securities from Company can be granted to directors and employees of the Company on terms and conditions acceptable to the regulatory authorities in Canada, notably the Toronto Stock Exchange and the Ontario Securities Commission.

  Board Practices

            The directors generally serve in their respective capacities from their election on the day of the Annual General Meeting of the Company, last held on May 18, 2004, and will serve until the next Annual General Meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles and By-Laws of the Company. Vacancies on the Board of Directors are filled by the remaining directors and the persons filling those vacancies hold office until the next Annual General Meeting at which time they may be re-elected or replaced.

Directors (1)

Name	Elected or Appointed

Jean-Guy Rivard (3)	February 1981
Denis Arcand (2)	September 1995
Louis Dionne	December 2002
Réjean Houle (2) (3)	January 1989
Gilles Loiselle, PC (2) (3)	July 1996
Jean Depatie (4)	May 1994

(1) All Directors are residents and citizens of Canada.
(2) Member of the Audit Committee.
(3) Member of the Compensation Committee.
(4) Resigned January 20, 2004.

            There are no director's service contracts with the Company or any of its subsidiaries providing for benefits upon termination of employment.

            The Compensation Committee reviews annually the compensation paid to the directors by taking into account and comparing it with compensation paid to directors of comparable companies. At its last meeting held on February 19, 2004, the Compensation Committee decided to maintain the directors' compensation to an annual fee of $3,500 and an attendance fee of $500 per meeting for the coming year. The Compensation Committee meets at least annually. In 2003 the Compensation Committee held one meeting.

            The Compensation Committee takes into account senior management's responsibilities and workload in setting each member's compensation. The Committee favours competitive compensation in order to keep competent key employees.

            The Audit Committee meets at least twice a year in order to review the Company's financial position, meets with auditors and analyzes performance, existing and potential investments and the mining property portfolio. In 2003 the Audit Committee met two times.

            The table below lists the names of all of the Company's executive officers as of December 31, 2003. The executive officers serve at the pleasure of the Board of Directors. All executive officers are residents and citizens of Canada and serve full time on the affairs of the Company, except for the Secretary.

Executive Officers

Executive Officers
Name	Position	Elected or Appointed

Jean-Guy Rivard	Chairman of the Board	February 1981
Louis Dionne	President/CEO	December 2002
Martin Rivard	Executive VP	November 2000
Jean-Yves Laliberté	VP Finance	September 1989
Campbell Stuart	Secretary	July 2002
  Employees

            The number of employees of the Company as of December 31, 2003 was 232. The distribution of the employees was the following:

Corporate Office	14
Francoeur	-
Beaufor	118
Camflo	27
Newfoundland	73
Total	232
  Share Ownership

            Set forth below is the amount of the Company's common stock owned by the Company's directors and executive officers as of June 21, 2004.

Shareholdings of Directors and Executive Officers

Title of class	Identity of Person or	Stock options currently	Amount of	Percent of
	Group	Exercisable/	Benefical	Class (1)
		Unexercisable	Ownership
Common	Jean-Guy Rivard (2)	750,000 / 0	1,800,000	10.24%
Common	Denis Arcand	30,000 / 0	46,348	*
Common	Louis Dionne	500,000 / 0	500,000	2.84%
Common	Réjean Houle	0 / 0	37,000	*
Common	Martin Rivard	70,000 / 90,000	163,000	*
Common	Jean-Yves Laliberté	10,000 / 40,000	51,000	*
Common	Campbell Stuart	8,000 / 12,000	20,000	*
	Total Officers/Directors			14.88%
* Less than one percent

  Based upon 16,099,953 shares outstanding at June 21, 2004 and 1,485,500 stock options exercisable within 60 days of June 21, 2004 by all directors and officers as a group.

  1,000,000 are held indirectly through Les Entreprises Tremoy Ltee, a private company controlled by Mr. Rivard and 50,000 are directly held.

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

            Information regarding the outstanding stock options held by directors and executive officers of the Company as of June 21, 2004, is set forth below.

Stock Options Outstanding

Name	Number of shares of	CDN$	Expiration
	common stock	Exercise price	date
Jean-Guy Rivard	100,000	1.75	06-22-2005
Jean-Guy Rivard	100,000	1.65	05-30-2006
Jean-Guy Rivard	100,000	1.78	01-08-2007
Jean-Guy Rivard	100,000	3.10	03-18-2007
Jean-Guy Rivard	200,000	4.72	12-01-2007
Jean-Guy Rivard	150,000	6.60	01-14-2009
Denis Arcand	20,000	1.75	06-22-2005
Denis Arcand	10,000	1.92	09-27-2005
Louis Dionne	100,000	4.60	05-01-2007
Louis Dionne	400,000	4.72	12-01-2007
Martin Rivard	10,000	1.75	06-22-2005
Martin Rivard	50,000	4.25	07-07-2007
Martin Rivard	100,000	4.72	12-01-2007
Jean-Yves Laliberté	50,000	6.60	01-14-2009
Campbell Stuart	20,000	5.50	12-19-2007
Total	1,510,000

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.

  Major Shareholders

            Except for Jean-Guy Rivard, as disclosed in item 6.D "Directors, Senior Management and Employees", "Share Ownership" above, the Company does not know as of March 31, 2004 ,of any person who owns, beneficially, directly or indirectly, more than 5% of any class of the Company's voting securities, other than:

  Sprott Asset Management Inc., Toronto, Ontario which holds, as of March 31, 2004, 1,744,962 common shares representing 10.8% of the outstanding shares of the Company's common stock;

  Gestion Sodemex inc., 65 Sainte-Anne Street, 12th Floor, Quebec, Quebec G1R 3X5 Canada which holds, as of March 31, 2004, 1,309,134 common shares representing 8.1% of the outstanding shares of the Company's common stock.

            There has been no significant change in the percentage ownership of company common stock held by Jean-Guy Rivard during the past three years. Gestion Sodemex inc. and Sprott Asset Management Inc. have held more than 5% of the Company's voting securities for the past three years.

            Such major shareholders do not have different voting rights from the Company's other shareholders.

            On December 31, 2003, the shareholders' list for the Company's common stock showed 293 registered shareholders and 16,073,653 shares outstanding. 144 (49.1%) of these shareholders were U.S. residents, owning 3,059,057 shares representing approximately 19% of the issued and outstanding shares of common stock.

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

  Related Party Transactions

None

  Interests of Experts and Counsel

None

ITEM 8. FINANCIAL INFORMATION

  Consolidated Statements and Other Financial Information

The following consolidated financial statements of the Company are attached to this Annual Report:

Auditors' Report dated January 23, 2004

Consolidated Balance Sheets at December 31, 2003 and December 31, 2002

Consolidated Statements of Earnings and Retained Earnings for the Years ended December 31, 2003, December 31, 2002 and December 31, 2001

Consolidated Statements of Cash Flow for the Years ended December 31, 2003, December 31, 2002 and December 31, 2001

Notes to consolidated financial statements

            Reference is made to Items 10 A. 2. and 17 for further details relating to the consolidated financial statements of the Company included in this Annual Report.

            The Company has never paid any dividends and does not currently intend to pay any dividends in the near future.

            The Company knows of no active, pending or overtly threatened legal proceeding or arbitration to which the Company is a party or to which any of its properties is subject which may have, or has had in the recent past, a significant effect on the Company's financial position or profitability.

  Significant Changes

            No significant change has occurred since December 31, 2003 in the Company's financial condition or results of operations.

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

Last Five Full Years
Toronto Stock Exchange
Common Stock Trading Activity

	- Sales -
	Canadian Dollars
Year Ended	High	Low
December 31, 1999	$4.13	$2.00
December 31, 2000	$2.75	$1.20
December 31, 2001	$2.24	$1.20
December 31, 2002	$6.74	$1.75
December 31, 2003	$6.90	$3.80

Last Two Full Years
Toronto Stock Exchange
Common Stock Trading Activity

	- Sales -
	Canadian Dollars
Quarter Ended	High	Low
March 31, 2002	$4.60	$1.75
June 30, 2002	$6.74	$3.75
September 30, 2002	$6.25	$3.20
December 31, 2002	$6.00	$4.50
March 31, 2003	$6.40	$4.35
June 30, 2003	$5.00	$3.82
September 30, 2003	$6.48	$3.80
December 31, 2003	$6.90	$5.50

Last Six Months
Toronto Stock Exchange
Common Stock Trading Activity

	- Price -
	Canadian Dollars
Month Ended	High	Low
November 30, 2003	$6.70	$6.00
December 31, 2003	$6.69	$5.50
January 31, 2004	$6.90	$5.90
February 28, 2004	$6.33	$5.54
March 31, 2004	$6.25	$5.60
April 30, 2004	$6.30	$4.26
May 31, 2004	$5.46	$4.52

            On June 21, 2004, the closing price for the Company's common stock on the Toronto Stock Exchange $4.45.

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

Last Full Years
Montreal Stock Exchange
Common Stock Trading Activity

	- Sales -
	Canadian Dollars
Year Ended	High	Low
December 31, 1999	$4.00	$2.85

American Stock Exchange

            Effective on March 6, 1997, the Company's common stock was listed for trading on the American Stock Exchange under the symbol RIC. Set forth below are the high and low sales prices on the American Stock Exchange for actual trades of shares of the Company's Common Stock for the periods indicated.

Last Five Full Years
American Stock Exchange
Common Stock Trading Activity

	- Sales -
	US Dollars
Year Ended	High	Low
December 31, 1999	$3.00	$1.00
December 31, 2000	$2.00	$0.75
December 31, 2001	$1.47	$0.80
December 31, 2002	$4.40	$1.05
December 31, 2003	$5.29	$2.78

Last Two Full Years
American Stock Exchange
Common Stock Trading Activity

	- Sales -
	US Dollars
Quarter Ended	High	Low
March 31, 2002	$2.80	$1.05
June 30, 2002	$4.40	$2.49
September 30, 2002	$4.05	$2.01
December 31, 2002	$3.92	$2.85
March 31, 2003	$4.33	$2.95
June 30, 2003	$3.58	$2.78
September 30, 2003	$4.77	$2.85
December 31, 2003	$5.29	$4.16

Last Six Months
American Stock Exchange
Common Stock Trading Activity

	- Sales -
	US Dollars
Month Ended	High	Low
November 30, 2003	$5.09	$4.50
December 31, 2003	$5.12	$4.24
January 31, 2004	$5.39	$4.49
February 28, 2004	$4.94	$4.12
March 31, 2004	$4.78	$4.14
April 30, 2004	$4.81	$3.28
May 31, 2004	$4.00	$3.30

            On June 21, 2004, the closing price for the Company's common stock on the American Stock Exchange was US$3.28.

ITEM 10. ADDITIONAL INFORMATION

  Share Capital

Not applicable.

  Memorandum and Articles of Association

            The Company was incorporated pursuant to Part 1A of the Companies Act (Quebec) on February 12, 1981 (File number 1843-2286) under the name Resources Minières Rouyn Inc. By Article of Amendment filed February 10, 1987 the Company added the English version Rouyn Mining Resources Inc. and another amendment filed with the Government of Quebec on June 20, 1991, the Company changed its name to Richmont Mines Inc. The Articles of Incorporation of the Company are registered by the Government of Quebec in register S02473, folio 10.

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

            There is no limitation imposed by the laws of Canada or by the charter or other constituent documents of the Company on the right of a non-resident to hold or vote the common shares, other than as provided in the Investment Canada Act, (the "Investment Act") discussed below under item 10.D. "Additional Information - Exchange Controls."

  Material Contracts

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

            Patricia Mining Purchase Agreement

            Richmont Mines signed on August 28, 2003, the Option/Joint Venture Agreement for the Island Gold project between Patricia Mining Corp. and Richmont Mines Inc., whereby it will invest $1.0 million, by way of a private placement, to purchase from Patricia Mining Corp. 1,400,000 flow-through shares and 600,000 common shares. With this investment, Richmont Mines is granted an option to earn a 55% undivided interest in Patricia Mining's Island Gold property. This option is conditional upon regulatory approvals and closing of financing.

            Richmont Mines' investment in Patricia Mining will be used to partly finance a $2.5 million exploration program on the Island Gold project situated in Ontario. The exploration program is expected to begin shortly and will include surface drilling, dewatering of the Lochalsh ramp, underground drilling, and both lateral and vertical underground development. The planned underground program is aimed at defining resources at the Island Gold project. Patricia Mining is expected to complete this program before the end of September 2004. Richmont Mines will then be able to exercise its option and advance the project towards commercial production by funding development work up to a maximum of $10 million within 24 months in order to acquire a 55% managing interest in the joint venture.

            A complete copy of the Option/Joint Venture Agreement is attached hereto as exhibit 5.1.

            East Amphi Purchase Agreement

            On December 5, 2003, Richmont Mines signed with McWatters Mining Inc. a Memorandum of Agreement and Management Agreement, a transaction whereby Richmont Mines acquired from McWatters the East Amphi Property and the Fourax Property, located near Malartic in northwestern Quebec, for a cash consideration paid on closing of CAN$7 million. McWatters is to complete a CAN$6 million exploration program on the East Amphi Property by December 31, 2004, which will also constitute additional consideration for Richmont Mines under the agreement. Richmont Mines, on behalf of McWatters, will manage the exploration work. Subject to completion of this exploration program, McWatters will be entitled to receive a 2% Net Smelter Returns royalty, which gives the right to McWatters to receive 2% of the ounces produced from the East Amphi and Fourax properties in excess of 300,000 ounces of gold. Richmont Mines has the option to purchase the 2% royalty for CAN$1.5 million at any time after the start of production.

            A complete copy of Memorandum of Agreement and Management Agreement is attached hereto as exhibit 5.2.

            The Beaufor Mine Purchase Agreement

            As described above in "Item 4.C.2 "Description of Properties", "Beaufor Mine, Quebec, Canada", in March 2001, the Company purchased the Beaufor Mine property.

            Pursuant to a letter agreement effective April 6, 2001 (the "Beaufor Mine Purchase Agreement") between the Company and Aurizon Mines Ltd. ("Aurizon"), the Company agreed to purchase all of Aurizon's 50% interest in the Beaufor Mine and Aurizon's 100% interest in the Perron property, in consideration for the payment by the Company to Aurizon of CDN$1.8 M in cash, and a royalty obligation based on the number of ounces of gold subsequently produced from the Beaufor Mine and the prevailing price of gold. The Company agreed to pay a royalty per two ounces of gold produced from the Beaufor Mine of CDN$5.00 if the price of gold per ounce is at least USD$280 but below US$300, and CDN$12.50 if the price of gold per ounce is more than USD$300, for the first 220,000 ounces of gold production from the Beaufor Mine. The Company further agreed to pay a royalty per two ounces of gold produced on all gold production from the Beaufor Mine after the first 220,000 ounces total production and per ounce of gold produced on all gold production from the Perron property of CDN$17.00 if the price of gold per ounce is at least USD$300 but below USD$325, CDN$18.50 if the price of gold per ounce is at least USD$325 but below USD$350, CDN$20.00 if the price of gold per ounce is at least USD$350 but below USD$375, CDN$22.50 if the price of gold per ounce is at least USD$375 but below USD$400, CDN$24.00 if the price of gold per ounce is at least USD$400 but below USD$500, and CDN$30.00 if the price of gold per ounce is more than USD$500. Royalty payments are due quarterly. It was further agreed that from and after the closing of the purchase, Richmont would replace Aurizon as the operator of the Beaufor Mine.

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

            Disposition of Common Stock

            If a non-resident were to dispose of common stock of the Company to another Canadian corporation which deals or is deemed to deal on a non-arm's length basis with the nonresident and which, immediately after the disposition, is connected with the Company (i.e., the nonresident and any person with whom the non-resident does not deal at arm's length holds directly or indirectly shares representing more than 10% of the voting power and more than 10% of the market value of all issued and outstanding shares of the Company), the amount by which the fair market value of any consideration (other than any shares of the purchaser corporation) exceeds the paid-up capital of the common stock sold will be deemed to be taxable as a dividend paid by the purchasing corporation, either immediately or eventually by means of a deduction in computing the paid-up capital of the purchasing corporation, and subject to withholding taxes as described below.

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

            Capital Gains

            A non-resident of Canada is not subject to tax under the Income Tax Act (Canada) in respect of a capital gain realized upon the disposition of a share of a capital gain realized upon the disposition of a share of a class that is listed on a prescribed stock exchange unless the share represents "taxable Canadian property" to other holder thereof. A common share of the Company will be taxable Canadian property to a non-resident holder if, at any time during the period of five years immediately preceding the disposition, the non-resident holder, persons with whom the nonresident holder did not deal at arm's length, or the non-resident holder and persons with he/she did not deal at arm's length owned 25% or more of the issued shares of any class or series of the Company. In the case of a non-resident holder to whom shares of the Company represent taxable Canadian property and who is resident in the United States, American tax will be payable on a capital gain realized on such shares by reason of the Treaty unless the value of such shares is derived principally from real property situated in Canada or the non-resident holder previously held the shares while resident in Canada. However, in such a case, certain transitional relief under the Treaty may be available.

            Certain United States Federal Income Tax Consequences

            The following is a summary of the material U.S. federal income tax consequences of the acquisition, ownership and disposition of common shares of the Company by a U.S. Holder (as defined below) that holds the common shares as a capital asset. The discussion does not cover all aspects of U.S. federal income taxation that may be relevant to, or the actual tax effect that any of the matters described herein will have on, the acquisition, ownership or disposition of common shares of the Company by particular shareholders, and does not address state, local, foreign or other tax laws. In particular, this summary does not address tax considerations applicable to persons that own (directly or indirectly) 10 percent or more of the Company's voting shares, nor does this summary discuss all of the tax considerations that may be relevant to certain types of persons subject to special treatment under the U.S. federal income tax laws (such as financial institutions, insurance companies, persons liable for the alternative minimum tax, individual retirement accounts and other tax-deferred accounts, tax-exempt organisations, dealers in securities or currencies, persons that hold the common shares as part of straddles, hedging transactions or conversion transactions for U.S. federal income tax purposes or persons whose functional currency is not the U.S. dollar).

            As used herein, the term "U.S. Holder" means a beneficial owner of the Company's common shares that is (i) a citizen or resident of the United States for U.S. federal income tax purposes, (ii) a corporation, or other entity treated as a corporation, created or organised under the laws of the United States or any State thereof, (iii) an estate the income of which is subject to U.S. federal income tax without regard to its source or (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial.

            The summary is based on the tax laws of the United States, including the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations thereunder, published rulings and court decisions, as well as on the income tax treaty between the

United States and Canada (the "Treaty"), all as currently in effect and all subject to change at any time, possibly with retroactive effect.

            Distributions on Common Shares of the Company

            General. U.S. Holders receiving dividend distributions (including constructive dividends) with respect to common shares of the Company are required to include in gross income for United States Federal income tax purposes the gross amount of such distributions to the extent that the Company has current or accumulated earnings and profits (as determined for U.S. federal income tax purposes), without reduction for any Canadian income tax withheld from such distributions. Such income will be foreign source dividend income and generally will not be eligible for the dividends received deduction allowed to corporations. Canadian tax withheld from such distributions may be credited, subject to certain limitations, against the U.S. Holder's United States Federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder's United States Federal taxable income by those who itemize deductions. (See more detailed discussion in the section captioned "Foreign Tax Credit" below). To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a return of capital up to the U.S. Holder's adjusted basis in the common shares, and then as capital gain. Preferential tax rates for long-term capital gains are applicable to a U.S. Holder that is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder that is a corporation. The Company does not maintain calculations of its earnings and profits in accordance with U.S. federal tax accounting principles.

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

            Foreign Currency Dividends. Dividends paid in Canadian Dollars will be included in income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day the dividends are received by the U.S. Holder, regardless of whether the Canadian Dollars are converted into U.S. Dollars at that time. If dividends received in Canadian Dollars are converted into U.S. Dollars on the day they are received, the U.S. Holder generally will not be required to recognize foreign currency gain or loss with respect to the dividend income.

            Effect of Canadian Withholding Taxes. As discussed above in Taxation, Dividend, under current law payments by the Company to foreign investors are subject to a 25 % Canadian withholding tax. The rate of withholding applicable to U.S. Holders that are eligible for benefits under the Treaty generally is reduced to a maximum rate of 15% (except for certain corporate holders). For U.S. federal income tax purposes, U.S. Holders will be treated as having received the amount of Canadian taxes withheld by the Company, and as then having paid over the withheld taxes to the Canadian taxing authorities. As a result of this rule, the amount of dividend income included in gross income for U.S. federal income tax purposes by a U.S. Holder with respect to the payment of dividends may be greater than the amount of cash actually received (or receivable) by the U.S. Holder from the Company with respect to the payment.

            U.S. Holders that are accrual basis taxpayers must translate Canadian taxes into U.S. dollars at a rate equal to the average exchange rate for the taxable year in which the taxes accrue, while all U.S. Holders must translate taxable dividend income into U.S. dollars at the spot rate on the date received. This difference in exchange rates may reduce the U.S. dollar value of the credits for Canadian taxes relative to the U.S. Holder's U.S. federal income tax liability attributable to a dividend.

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

  Dividends and Paying Agents

Not applicable.

  Statement by Experts

Not applicable.

  Documents on Display

            Subject to confidentiality concerns, all documents concerning the Company that are referred to in the Annual Report may be inspected by shareholders upon reasonable advance notice, at the Company's headquarters at 110, Avenue Principale, Rouyn-Noranda, Quebec J9X 4P2. A summary in English of any such document not in English will be provided.

  Subsidiary Information

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Commodity Price Risk Disclosure

            See item 4. "Information on the Company - Gold Marketing and Sales."

            At current 2004 estimates of production of 71,000 ounces of gold and at an estimated average gold price of US$400, including management's estimates of the Company's operating expenses, a US$40 change in the market price of gold would result in an increase or decrease of approximately CDN$2,200,000 in annual net income and in annual cash flows.

Foreign Currency Risk Disclosure

            The Company's revenues are mainly denominated in US dollars, while investments and operating costs, primarily accrue in Canadian dollars. The Company's cash flow and results of operations will therefore be affected by fluctuations in the US/CDN dollar exchange rate.

            At current 2004 estimates of production of 71,000 ounces of gold and at an estimated average gold price of US$400 excluding management's estimates of the Company's operating expenses, a $0.10 change in the CDN dollar exchange rate would result in an increase or decrease of CDN approximately CDN$3,300,000 in annual net income and in annual cash flow.

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

Interest Rate Risk Disclosure

            At December 31, 2003, the Company had no outstanding long-term debt. Therefore, the Company does not believe it is exposed to significant interest rate risk.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

None

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None

ITEM 15. CONTROLS AND PROCEDURES

            As of December 31, 2003, the Company's management, including its Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended). Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures were effective to ensure that all material information required to be filed in this Annual Report on Form 20-F was made known to them in a timely fashion. There has been no change in the Company's internal control over financial reporting during 2003 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

            The board of directors has determined that Gilles Loiselle serves as "audit committee financial expert" on its audit committee and that he is also an independent Director.

ITEM 16B. CODE OF ETHICS

            The Company has adopted a Code of Ethics that applies to the Company's principal executive officer, principal financial officer and principal accounting officer or controller. This Code of Ethics is included as exhibit 14.1 to this Annual Report on Form 20-F.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Committee's Pre-Approval Policies and Procedures

            Starting with the year 2004, the audit committee provided to the external auditor of the Company a list of services preapproved. If officers of Richmont Mines are asking for other services, the external auditor will need to have the approval of the audit committee president before accepting the mandate which will be formally approved by the audit committee at the next meeting. The list provided to the external auditor will be revised every year by the audit committee and can be modified by the audit committee at any time by sending a written notice to the external auditor.

            The following table shows the total fees billed for each of the two fiscal years by the Company's external auditor and the percentage of such fees for service approved by the audit committee or the audit committee president.

		2003		2002
		% approved		% approved
		by Audit		by Audit
	$	Committee	$	Committee
Audit fees	101,475	100	108,000	100
Audit-related fees	13,125	100	4,900	N/A
Tax fees	57,605	100	47,775	N/A
All other fees	51,269	100	91,410	N/A

Total	223,474		252,085

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not yet applicable

PART III

ITEM 17. CONSOLIDATED FINANCIAL STATEMENTS

The audited consolidated financial statements referred to below are included herein and found immediately following the text of this Annual Report. The report of the Company's auditors on such consolidated financial statements is included herein immediately preceding such audited consolidated financial statements.

Audited Consolidated Financial Statements

Auditors' Report dated January 23, 2004

Consolidated Balance Sheets at December 31, 2003 and December 31, 2002

Consolidated Statements of Earnings and Retained Earnings for the Years ended December 31, 2003, December 31, 2002 and December 31, 2001

Consolidated Statements of Cash Flow for the Years ended December 31, 2003, December 31, 2002 and December 31, 2001

Notes to Consolidated Financial Statements

ITEM 18. CONSOLIDATED FINANCIAL STATEMENTS

The Company has elected to provide consolidated financial statements pursuant to Item 17 of Form 20-F.

ITEM 19. EXHIBITS

Exhibit
	Exhibit	Page
No.

1.1	Articles of Incorporation of the Company, including all amendments thereto(1)

1.2	Bylaws of the Company, including all amendments thereto(1)

5.1	Option/Joint Venture Agreement for the Island Gold project between Patricia

Mining Corp. and Richmont Mines Inc. dated August 28, 2003

5.2	Memorandum of Agreement and Management Agreement between McWatters

Mining Inc. and Richmont Mines Inc. dated December 5, 2003

8.1	List of Subsidiaries

14.1	Code of Ethics

31.1	Rule 13a-14(a)/15d-14(a) Certifications

32.1	Certification of periodic financial report pursuant to Section 906 of the
Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350

(1)	Incorporated by reference to Exhibit No. 1 to the Company's Registration Statement on Form 20-F dated September 25, 1996 filed with the Securities and Exchange Commission.

Consolidated Financial Statements of

RICHMONT MINES INC.

Years ended December 31, 2003, 2002 and 2001

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors Richmont Mines Inc.

We have audited the accompanying consolidated balance sheets of Richmont Mines Inc. and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of earnings, retained earnings, and cash flows for each of the years in the three-year period ended December 31, 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Richmont Mines Inc. and subsidiaries as of December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2003, in conformity with Canadian generally accepted accounting principles.

Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 18 to the consolidated financial statements.

Chartered Accountants

Montréal, Canada
January 23, 2004

RICHMONT MINES INC.
Consolidated Financial Statements
Years ended December 31, 2003, 2002 and 2001

RICHMONT MINES INC.
Consolidated Statements of Earnings
Years ended December 31
(in Canadian dollars)

	2003	2002	2001
	$	$	$
		(Restated)	(Restated)

REVENUES
Precious metals	48,103,530	49,815,082	34,013,168
Other revenues (note 3)	2,205,511	1,960,728	1,030,348

	50,309,041	51,775,810	35,043,516

EXPENSES
Operating costs	30,324,791	25,403,492	20,570,443
Royalties	851,242	675,177	206,591
Administration	2,772,658	3,874,181	1,660,124
Exploration and evaluation of projects (note 4)	3,626,107	3,727,600	460,300
Evaluation and maintenance charges - Beaufor Mine	-	-	1,283,528
Accretion expense of asset retirement obligations (note 5)	150,848	142,984	128,950
Expense of asset retirement	-	100,000	-
Depreciation and depletion	4,817,968	6,812,412	5,028,419
Write-down of mining assets (note 6)	-	-	4,162,918

	42,543,614	40,735,846	33,501,273

EARNINGS BEFORE OTHER ITEMS	7,765,427	11,039,964	1,542,243

MINING AND INCOME TAXES (note 7)	1,725,596	3,935,969	258,605

	6,039,831	7,103,995	1,283,638

MINORITY INTEREST	1,005,290	31,427	-

NET EARNINGS	5,034,541	7,072,568	1,283,638

NET EARNINGS PER SHARE (note 8)
Basic	0.32	0.46	0.09
Diluted	0.31	0.45	0.09

WEIGHTED AVERAGE NUMBER OF
COMMON SHARES OUTSTANDING	15,926,191	15,339,497	15,051,644

See accompanying notes to consolidated financial statements.

1

RICHMONT MINES INC.
Consolidated Statements of Retained Earnings
Years ended December 31
(in Canadian dollars)

	2003	2002	2001
	$	$	$
		(Restated)	(Restated)

BALANCE, BEGINNING OF YEAR	9,476,530	390,712	(129,752)

Changes in accounting policies (note 1)	(880,398)	1,132,852	367,304

Restated balance	8,596,132	1,523,564	237,552

Net earnings	5,034,541	7,072,568	1,283,638

Redemption of shares (note 13)	(378,309)	-	2,374

BALANCE, END OF YEAR	13,252,364	8,596,132	1,523,564

See accompanying notes to consolidated financial statements.

2

RICHMONT MINES INC.
Consolidated Balance Sheets
December 31
(in Canadian dollars)
	2003	2002
	$	$
		(Restated)
ASSETS

CURRENT ASSETS
Cash and cash equivalents	29,083,879	19,473,235
Short-term investments (note 9)	1,000,000	11,505,685
Accounts receivable (note 10)	3,203,269	1,937,412
Inventories (note 11)	2,848,758	2,936,467

	36,135,906	35,852,799

SECURITY DEPOSITS	1,286,061	19,000

PROPERTY, PLANT AND EQUIPMENT (note 12)	14,938,778	10,166,901

FUTURE MINING AND INCOME TAXES (note 7)	1,134,452	-

	53,495,197	46,038,700
LIABILITIES

CURRENT LIABILITIES
Accounts payable and accrued charges	3,507,213	3,345,916
Mining and income taxes payable	1,444,718	2,750,806

	4,951,931	6,096,722

ASSET RETIREMENT
OBLIGATIONS (note 5)	3,207,529	2,742,690

MINORITY INTEREST	1,055,917	50,627

FUTURE MINING AND INCOME TAXES (note 7)	672,061	-

	9,887,438	8,890,039

SHAREHOLDERS' EQUITY

Capital stock (note 13)	28,189,056	26,740,292
Contributed surplus	2,166,339	1,812,237
Retained earnings	13,252,364	8,596,132

	43,607,759	37,148,661
Commitments (note 14)
Contingency (note 15)
	53,495,197	46,038,700
See accompanying notes to consolidated financial statements.

On behalf of the Board:

Jean-Guy Rivard	Réjean Houle
Chairman	Director
3

RICHMONT MINES INC.
Consolidated Statements of Cash Flow
Years ended December 31
(in Canadian dollars)

	2003	2002	2001
	$	$	$
		(Restated)	(Restated)

CASH FLOW FROM OPERATIONS
Net earnings	5,034,541	7,072,568	1,283,638
Adjustments for:
Depreciation and depletion	4,817,968	6,812,412	5,028,419
Stock-based compensation	354,102	1,831,437	-
Accretion expense of asset retirement obligations	150,848	142,984	128,950
Liability settlement	-	-	(500,000)
Write-down of short-term investments	-	219,372	-
Write-down of mining assets	-	-	4,162,918
Minority interest	1,005,290	31,427	-
Future mining and income taxes	(462,391)	(78,143)	(1,128,051)

	10,900,358	16,032,057	8,975,874

Net change in non-cash working capital	(2,322,939)	(96,309)	2,974,514

	8,577,419	15,935,748	11,950,388

CASH FLOW USED IN INVESTMENTS
Short-term investments	10,505,685	(11,725,057)	-
Security deposits	(1,267,061)	(19,000)	-
Beaufor Mine	(1,255,345)	(1,293,246)	(3,599,984)
Hammerdown Mine	-	(62,854)	(3,858,801)
East Amphi property	(7,104,894)	-	-
Other investments	(915,615)	(738,988)	(130,824)

	(37,230)	(13,839,145)	(7,589,609)

CASH FLOW FROM (USED IN) FINANCING ACTIVITIES
Issue of common shares	1,647,656	1,770,855	-
Redemption of common shares	(577,201)	-	(6,590)

	1,070,455	1,770,855	(6,590)

Net increase in cash and cash equivalents	9,610,644	3,867,458	4,354,189

Cash and cash equivalents, beginning of year	19,473,235	15,605,777	11,251,588

Cash and cash equivalents, end of year	29,083,879	19,473,235	15,605,777

SUPPLEMENTAL INFORMATION
Cash paid during the year:
Mining and income taxes	3,984,254	2,840,445	702,132

See accompanying notes to consolidated financial statements.
4

RICHMONT MINES INC.
Notes to Consolidated Financial Statements

Years ended December 31, 2003, 2002 and 2001
(in Canadian dollars)

Richmont Mines Inc. (the "Company"), incorporated under Part 1A of the Quebec Companies Act, is engaged in mining, exploration and development of mining properties, principally gold.

  Changes in accounting policies

  During the fourth quarter of 2003, the Company retroactively adopted by anticipation the new accounting recommendations of section 3110 of the Canadian Institute of Chartered Accountants handbook relating to "Asset retirement obligations." This section defines the standards for the recognition, measurement and disclosure of asset retirement obligations. Prior to this quarter, the provision for site restoration costs was recognized in expenses.

According to this section, the total amount of the estimated cash flows required to settle the obligations arising from environmentally acceptable closure and post-closure plans is discounted based on the credit-adjusted risk-free rate and is recorded as a liability. In way of compensation, the total discounted estimated cash flow is capitalized to the associated long-lived assets, and depreciated in accordance with the units-of-production method calculated on proven and probable reserves. The asset retirement obligations recorded are adjusted for accumulated accretion in accordance with the expected timing of payment of the cash flow required to settle these obligations.

Accordingly and as required by the transition standards of this section, the financial statements for the years ended December 31, 2002 and 2001 were restated following this change in accounting policy. Therefore, the balance of retained earnings as at December 31, 2000 has been increased by $367,304 and net earnings for the years ended December 31, 2002 and 2001 have been (decreased) increased by ($368,413) and $765,548, respectively.

  During the fourth quarter of 2003, the Company adopted in advance the new accounting policy relating to the recognition of stock-based compensation and other stock-based payments. The Company uses from now on the fair-value method calculated according to the Black & Scholes option pricing model to record the stock options granted for the benefit of employees. Before that date, the settlement-value method was used to record these stock options.

The retroactive transition method with restatement was used. Accordingly, the financial statements for the year ended December 31, 2002 were restated following this change in accounting policy. Therefore, the balance of retained earnings as at December 31, 2002 has been decreased by $1,644,837.

  In February 2003, the CICA issued Accounting Guideline ("AcG-14"), Disclosure of Guarantees, which requires certain disclosures to be made by a guarantor about its obligations under guarantees in its interim and annual consolidated financial statements for interim periods beginning on or after January 1, 2003.

A guarantee is a contract or an indemnification agreement that contingently requires the Company to make payments to the other party to the contract or agreement, based on changes in an underlying obligation that is related to an asset, a liability or an equity security of the other party, or based on a third party failure to perform under an obligating agreement. It could also be an indirect guarantee of the indebtedness of another party, even though the payment to the other party may not be based on changes in an underlying obligation that is related to an asset, liability or equity security of the other party.

In management's opinion, the Company does not have guarantees, other than those disclosed in notes 5, 14 and 15).

5

RICHMONT MINES INC.
Notes to Consolidated Financial Statements (continued)

Years ended December 31, 2003, 2002 and 2001
(in Canadian dollars)

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

  Basis of consolidation

The consolidated financial statements include the accounts of the Company and those of its subsidiaries, Camflo Mill Inc. (100%) and Louvem Mines Inc. (69%).

  Precious metals revenue recognition

Precious metals revenue, based upon spot metal prices or forward sales contracts, is recorded when rights and obligations related to ownership are transferred to the purchaser.

  Cash and cash equivalents

Cash and cash equivalents comprise cash and short-term investments with original maturity dates of less than 90 days.

  Short-term investments

Short-term investments are carried at the lower of cost and market value.

  Inventories

Supply inventories are valued at the lower of average cost and replacement cost. Ore and precious metals inventories are valued at the lower of average cost and net realizable value.

  Exploration properties

Mining exploration expenditures are expensed as incurred. The acquisition costs of exploration properties and expenditures incurred on properties identified as having development potential are capitalized in accordance with the policies described in note 2 g).

  Property, plant and equipment

Property, plant and equipment are recorded at cost. Development costs are capitalized when a decision is made to bring an ore body into production. When a project is brought into commercial production, related costs are transferred to the various fixed-asset categories and are depreciated according to the units-of-production method calculated on proven and probable reserves. Depreciation of mobile equipment is calculated using the straight-line method based on its anticipated useful life.

Construction costs include interest on funds borrowed and future costs of asset retirement. Upon commencement of commercial production, construction costs are transferred to the various categories of buildings and equipment and amortized on their respective bases.

When the net carrying value of a capital asset exceeds the estimated undiscounted future net cash flow, the excess is charged to earnings.

  Future mining and income taxes

The Company accounts for income taxes under the asset and liability method. Under this method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in the income statement in the period that includes the enactment date.

6

RICHMONT MINES INC.
Notes to Consolidated Financial Statements (continued)

Years ended December 31, 2003, 2002 and 2001
(in Canadian dollars)

  Significant accounting policies (continued)
  Foreign currency translations

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

  Earnings per share

Earnings per share is the result of net earnings divided by the average outstanding number of shares during the period. Diluted earnings per share is determined using the treasury-stock method.

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

  Government assistance

The Company has recorded government assistance in the amount of $1,006,196 ($1,522,996 in 2002 and $287,636 in 2001) in "Other revenues."

7

RICHMONT MINES INC.
Notes to Consolidated Financial Statements (continued)

Years ended December 31, 2003, 2002 and 2001
(in Canadian dollars)

  Exploration and evaluation of projects
	2003	2002	2001
	$	$	$

Francoeur Mine	1,776,152	2,331,734	273,958
Hammerdown Mine	515,200	384,595	-
Beaufor Mine	1,221,682	808,244	-
Wasamac property	551,320	29,412	27,882
Other properties	421,041	20,008	56,016
Evaluation of projects	335,311	153,607	102,444

	4,820,706	3,727,600	460,300

Exploration tax credit	1,194,599	-	-

	3,626,107	3,727,600	460,300
  Asset retirement obligations

The Company's production and exploration activities are subject to various federal and provincial laws and regulations governing the protection of the environment. These laws and regulations are continually changing and are generally becoming more restrictive. The Company conducts its operations so as to protect public health and the environment. The Company has therefore recorded its asset retirement obligations of the mining sites based on management's best estimate of the costs. Such estimates are, however, subject to change based on modifications to laws and regulations or as new information becomes available.

8

RICHMONT MINES INC.
Notes to Consolidated Financial Statements (continued)

Years ended December 31, 2003, 2002 and 2001
(in Canadian dollars)

  Asset retirement obligations (continued)
  Changes in obligations

The following tables set forth the evolution of the asset retirement obligations for the years ended December 31, 2003, 2002 and 2001:

	Liability balance	Accretion	New	Liability balance
2003	as at January 1	expense	liability	as at December 31
	$	$	$	$

Hammerdown Mine	206,130	11,337	-	217,467
Nugget Pond Mill	580,883	31,949	-	612,832
Francoeur Mine	147,236	8,098	-	155,334
Beaufor Mine	256,948	14,132	-	271,080
Camflo Mill	1,551,493	85,332	-	1,636,825
East Amphi property	-	-	313,991	313,991

	2,742,690	150,848	313,991	3,207,529

		Liability balance	Accretion	Liability balance
2002		as at January 1	expense	as at December 31
		$	$	$

Hammerdown Mine		195,384	10,746	206,130
Nugget Pond Mill		550,600	30,283	580,883
Francoeur Mine		139,561	7,675	147,236
Beaufor Mine		243,552	13,396	256,948
Camflo Mill		1,470,609	80,884	1,551,493

		2,599,706	142,984	2,742,690

	Liability balance	Accretion	Liability	Liability balance
2001	as at January 1	expense	settlement	as at December 31
	$	$	$	$

Hammerdown Mine	190,223	5,161	-	195,384
Nugget Pond Mill	521,896	28,704	-	550,600
Francoeur Mine	132,285	7,276	-	139,561
Beaufor Mine	732,410	11,142	500,000	243,552
Camflo Mill	1,393,942	76,667	-	1,470,609

	2,970,756	128,950	500,000	2,599,706
9

RICHMONT MINES INC.
Notes to Consolidated Financial Statements (continued)

Years ended December 31, 2003, 2002 and 2001
(in Canadian dollars)

  Asset retirement obligations (continued)
  Information used in the calculation of obligations

The following table sets forth the assumptions used in the calculation of the asset retirement obligations for the year ended December 31, 2003:

	Total amount
	of the estimated	Discount period	Credit-adjusted
	cash flow	remaining in years	risk-free rate
	$		%

Hammerdown Mine	229,428	2004	5.5
Nugget Pond Mill	759,191	2007	5.5
Francoeur Mine	192,432	2007	5.5
Beaufor Mine	354,290	2008	5.5
Camflo Mill	2,381,055	2010	5.5
East Amphi property	456,756	2010	5.5

	4,373,152
  The fair value of the asset obligations

The following table sets forth the fair value of the assets subject to laws and regulations that will be subject to the settlement of the asset retirement obligations. As at December 31, 2003, the Company has posted deposit certificates as security for its site restoration obligations split as follows:

2003
$

Nugget Pond Mill and Hammerdown Mine	30,000
Francoeur Mine	19,000
Beaufor Mine	9,800
Camflo Mill	1,227,261
East Amphi property	-

1,286,061

As at December 31, 2002, the Company had posted letters of credit amounting to $1,257,000 and a security deposit of $19,000 as a guarantee for its site restoration obligation.

  Write-down of mining assets

Each year, the Company reviews the carrying value of its assets. As at December 31, 2001, the Company concluded that a write-down was required for Nugget Pond Mine of $4,162,918.

  Mining and income taxes

Mining and income tax expense attributable to earnings consists of:

	2003	2002	2001
	$	$	$

Current	2,187,987	4,014,112	1,386,656
Future	(462,391)	(78,143)	(1,128,051)

	1,725,596	3,935,969	258,605
10

RICHMONT MINES INC.
Notes to Consolidated Financial Statements (continued)

Years ended December 31, 2003, 2002 and 2001
(in Canadian dollars)

  Mining and income taxes (continued)

Income tax expense attributed to earnings differs from the amounts computed by applying the combined federal and provincial income tax rate of 33.07% (2002 - 34.09% and 2001 - 32.83%) to earnings before mining and income taxes as a result of the following:

	2003	2002	2001
	$	$	$
		(Restated)	(Restated)

Earnings before mining and income taxes:	7,765,427	11,039,964	1,542,243

Computed "expected" tax expense	2,568,027	3,763,745	506,263
Increase (decrease) in mining and income
taxes resulting from:
Resource allowance deduction	(696,616)	(1,124,713)	(595,449)
Tax benefits not recognized	(987,202)	(810,941)	266,382
Other	(267,621)	122,274	(294,983)

Income taxes	616,588	1,950,365	(117,787)
Large corporations tax	-	-	1,200
Mining duties	1,109,008	1,985,604	375,192

Total current and future mining and income
tax provision	1,725,596	3,935,969	258,605

The tax effects of temporary differences that give rise to significant portions of the future tax assets and future tax liabilities at December 31, 2003 and 2002, are presented below:

	2003	2002
	$	$
		(Restated)

Long-term future tax assets:
Losses carry forward	238,779	198,254
Asset retirement obligations	1,406,399	1,220,971
Property, plant and equipment	1,390,019	2,028,538

Future tax assets	3,035,197	3,447,763
Less valuation allowance	(1,900,745)	(2,887,947)

	1,134,452	559,816

Long-term future tax liabilities:
Property, plant and equipment	(420,044)	(559,816)
Other	(252,017)	-

	(672,061)	(559,816)

Net long-term future tax assets	462,391	-

The Company may benefit from capital losses to carry forward (without an expiry date) amounting to $1,019,120.

11

RICHMONT MINES INC.
Notes to Consolidated Financial Statements (continued)

Years ended December 31, 2003, 2002 and 2001
(in Canadian dollars)

  Net earnings per share
	2003	2002	2001
		(Restated)	(Restated)

Net earnings attributed to
common shareholders ($)	5,034,541	7,072,568	1,283,638

Weighted average number of outstanding shares	15,926,191	15,339,497	15,051,644
Effect of dilutive share purchase options	550,088	511,156	-

Weighted average number of dilutive outstanding shares	16,476,279	15,850,653	15,051,644

Basic earnings per share ($)	0.32	0.46	0.09
Diluted earnings per share ($)	0.31	0.45	0.09
  Short-term investments

Short-term investments include investments in shares of publicly-traded companies and short-term investments with an original term of more than 90 days, but no longer than one year. The fair market value is $1,540,000 ($11,597,944 in 2002).

  Accounts receivable
	2003	2002
	$	$

Sales and income taxes	2,499,572	912,428
Government assistance	572,205	662,177
Other	131,492	362,807

	3,203,269	1,937,412
  Inventories
	2003	2002
	$	$

Precious metals	801,706	910,769
Ore	625,900	881,355
Supply	1,421,152	1,144,343

	2,848,758	2,936,467
12

RICHMONT MINES INC.
Notes to Consolidated Financial Statements (continued)

Years ended December 31, 2003, 2002 and 2001
(in Canadian dollars)

  Property, plant and equipment
			2003			2002
		Accumulated			Accumulated
		depreciation	Net book		depreciation	Net book
	Cost	and depletion	value	Cost	and depletion	value
	$	$	$	$	$	$
				(Restated)	(Restated)	(Restated)

Mining properties	13,684,634	4,830,650	8,853,984	5,644,726	2,684,378	2,960,348
Development costs	6,182,163	4,739,536	1,442,627	5,865,061	3,819,427	2,045,634
Buildings	6,985,400	5,136,954	1,848,446	5,757,767	4,435,198	1,322,569
Equipment	13,070,609	11,159,433	1,911,176	13,421,129	10,345,335	3,075,794
Asset retirement	2,156,121	1,273,576	882,545	1,842,130	1,079,574	762,556

	42,078,927	27,140,149	14,938,778	32,530,813	22,363,912	10,166,901
  Capital stock

Authorized: Unlimited number of common shares, no par value

		2003		2002
	Number	Amount	Number	Amount
	of shares	$	of shares	$
				(Restated)

Issued and paid: Common shares
Balance, beginning of year	15,747,300	26,740,292	15,051,200	24,969,437
Issue of shares a)	441,653	1,647,656	696,100	1,770,855
Redemption of shares b)	(115,300)	(198,892)	-	-

Balance, end of year	16,073,653	28,189,056	15,747,300	26,740,292
  Issue of shares

In 2003, the Company issued, through the exercise of stock options, 380,900 common shares and 60,753 flow-through shares from a private investment for a cash consideration of $1,158,320 and $489,336, respectively.

In 2002, the Company issued 696,100 common shares through the exercise of stock options for a cash consideration of $1,770,855.

  Redemption of shares

In 2003, the Company redeemed 115,300 common shares for $577,201 in cash. This transaction reduced retained earnings by $378,309.

  Stock Option Purchase Plan

The Company offers a Stock Option Purchase Plan under which options to acquire common shares may be granted to its directors, officers, employees and non-employees. According to this plan, established in 1995 and amended in 1997, 2002 and 2003, the Company may grant options for up to 4,444,400 common shares. The exercise price of each option is the market price of the Company's stock on the date of grant and the maximum term of the granted options is 10 years.

13

RICHMONT MINES INC.
Notes to Consolidated Financial Statements (continued)

Years ended December 31, 2003, 2002 and 2001
(in Canadian dollars)

  Capital stock (continued)
  Stock Option Purchase Plan (continued)

A summary of the status, as at December 31, 2003 and 2002, of the Company's Stock Option Purchase Plan, and changes during the years then ended, is presented below:

		2003		2002
	Number of	Weighted	Number of	Weighted
	options	average	options	average
		exercise price		exercise price
		$		$

Options outstanding, beginning of year	1,903,900	3.53	1,520,000	2.94
Granted	155,000	4.87	1,295,000	4.06
Exercised	(300,900)	2.47	(676,100)	2.47
Cancelled or expired	(12,500)	2.28	(235,000)	5.71

Options outstanding, end of year	1,745,500	3.84	1,903,900	3.53

Exercisable options, end of year	1,459,500	3.71	1,647,900	3.46

The following table summarizes information about the Stock Option Plan at December 31, 2003:

				Exercisable options at
	Options outstanding at December 31, 2003			December 31, 2003

Exercise	Number of	Weighted average	Weighted average	Number of	Weighted average
prices	options	remaining contractual	exercise price	options	exercise price
		life (years)	$		$

$1.65 to $2.50	410,500	2.2	1.77	395,500	1.75
$3.10 to $3.93	290,000	1.6	3.62	260,000	3.60
$4.25 to $5.50	1,045,000	3.9	4.71	804,000	4.70

	1,745,500	3.1	3.84	1,459,500	3.71

During fiscal year 2003, the Company allocated 155,000 stock options to senior executives and management. The weighted average fair value of these stock options at the allocation date, calculated using the Black & Scholes option pricing model, is $2.41.

The compensation costs were calculated using the Black & Scholes option pricing model with the following assumptions:

	2003	2002
Risk-free interest rate	4.0%	4.5%
Expected life	4 years	4 years
Expected volatility	60%	45%
Expected dividend yield	0.0%	0.0%

In 2003, the compensation cost recorded in expenses for the allocation of stock-based compensation for the benefit of employees is $354,102 ($1,831,437 in 2002). The amount credited to contributed surplus for these allocations is $354,102 ($1,812,237 in 2002).

14

RICHMONT MINES INC.
Notes to Consolidated Financial Statements (continued)

Years ended December 31, 2003, 2002 and 2001
(in Canadian dollars)

13.       Capital stock (continued)

d)         Other stock options

		2003		2002
		Weighted		Weighted
		average		average
	Number of	exercise price	Number of	exercise price
	options	$	options	$

Options outstanding, beginning of year	180,000	3.42	200,000	3.60
Exercised	(80,000)	5.20	(20,000)	5.20

Options outstanding, end of year
and exercisable	100,000	2.00	180,000	3.42

As at December 31, 2003, the other 100,000 stock options have an exercise price of $2.00 and a weighted average remaining life of 1.3 years.

14.       Commitments

The Company is subject to pay royalties on the production of the Hammerdown and Beaufor mines and on that of other properties if they are brought into commercial production.

The Company will do exploration work for up to $6,000,000 on the East Amphi property during 2004.

15.       Contingency

Since an agreement was signed in July 2001 with the Quebec Ministry of Natural Resources, the amounts of government assistance recorded in earnings and as a reduction of the cost of property, plant and equipment are $2,125,756 and $574,244, respectively. This assistance may become repayable under certain conditions. It is not currently possible to determine the amount of such repayment, if any, and, accordingly, no provision has been recorded in these financial statements.

16.       Financial instruments and risk management

The nature of its operations exposes the Company to commodity price fluctuations and to foreign currency exchange risks. The Company manages its exposure to these risks through the use of derivative financial instruments and gold commodity contracts.

The Board of Directors approves all policies concerning the use of derivative financial instruments and commodity contracts. The Company does not enter into any financial instruments or derivative financial instruments for trading or speculative purposes.

a)          Foreign exchange risk

The Company realizes a significant portion of its revenues in U.S. dollars and enters into various types of foreign exchange contracts in managing its foreign exchange risk. As at December 31, 2003, the Company did not have forward exchange contracts.

As at December 31, 2002, the Company had forward exchange contracts maturing in the year 2003 of US$3,500,000 at an average rate of 1.5686, having a negative fair value of $48,198.

RICHMONT MINES INC.
Notes to Consolidated Financial Statements (continued)

Years ended December 31, 2003, 2002 and 2001
(in Canadian dollars)

16.       Financial instruments and risk management (continued)

b)         Commodity price risk

For its gold production, the Company reduces its risk in case of a decrease in the gold price through the use of forward sales contracts and put and call options. As at December 31, 2003, the Company did not have forward sales contracts.

As at December 31, 2002, the Company had a hedging program covering 11,000 ounces of gold in 2003 using put and call options.

The fair value of the Company's off-balance-sheet financial instruments, held as at December 31, 2002 is based on the notional gain or loss accrued using market prices on the reporting date. As at December 31, 2002, the fair value of these contracts was a loss of $205,955.

c)         Credit risk

Financial instruments that expose the Company to market risk and concentrations of credit risk consist primarily of cash and cash equivalents, short-term investments, accounts receivable, forward contracts and option contracts for currencies and gold. The Company invests its cash and cash equivalents in high-quality securities issued by government agencies, financial institutions and major corporations, and limits the amount of credit exposure by diversifying its holdings. The Company is exposed to credit risk in the event of non-performance by counterparties in connection with its currency and gold forward option contracts. The Company does not obtain any security to support financial instruments subject to credit risk but mitigates this risk by dealing only with a diverse group of financially sound counterparties and, accordingly, does not anticipate loss for non-performance. The Company continually monitors the market risk of its hedging activities.

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

RICHMONT MINES INC.
Notes to Consolidated Financial Statements (continued)

Years ended December 31, 2003, 2002 and 2001
(in Canadian dollars)

17.        Segmented information

The Company operates gold mines at different sites in Quebec and Newfoundland. These sites are managed separately given their different locations. The Company assesses the performance of each segment based on earnings (loss) before other items.

2003			Corporate
	Quebec	Newfoundland	and other	Total
	$	$	$	$

Revenues	30,053,401	19,161,730	1,093,910	50,309,041
Mining operation
and other expenses	19,481,450	12,027,015	2,591,074	34,099,539
Exploration and evaluation of projects	1,202,249	703,200	1,720,658	3,626,107
Depreciation and depletion	899,155	3,825,046	93,767	4,817,968

Earnings (loss) before other items	8,470,547	2,606,469	(3,311,589)	7,765,427

Acquisition of property, plant and equipment	1,936,366	-	7,339,488	9,275,854

Current assets	5,182,808	1,473,211	29,479,887	36,135,906
Security deposits	1,237,061	30,000	19,000	1,286,061
Property, plant and equipment	4,431,964	2,285,634	8,221,180	14,938,778
Future mining and income taxes	424,299	-	710,153	1,134,452

Total assets	11,276,132	3,788,845	38,430,220	53,495,197

2002			Corporate
	Quebec	Newfoundland	and other	Total
	$	$	$	$
				(Restated)

Revenues	27,671,858	23,190,787	913,165	51,775,810
Mining operation
and other expenses	14,283,067	12,175,856	3,736,911	30,195,834
Exploration and evaluation of projects	809,014	400,659	2,517,927	3,727,600
Depreciation and depletion	2,457,203	4,281,450	73,759	6,812,412

Earnings (loss) before other items	10,122,574	6,332,822	(5,415,432)	11,039,964

Acquisition of property, plant and equipment	1,293,246	62,854	738,988	2,095,088

Current assets	3,970,083	1,554,770	30,327,946	35,852,799
Security deposits	-	-	19,000	19,000
Property, plant and equipment	3,394,752	6,110,680	661,469	10,166,901

Total assets	7,364,835	7,665,450	31,008,415	46,038,700

RICHMONT MINES INC.
Notes to Consolidated Financial Statements (continued)

Years ended December 31, 2003, 2002 and 2001
(in Canadian dollars)

17.        Segmented information (continued)

2001			Corporate
	Quebec	Newfoundland	and other	Total
	$	$	$	$
				(Restated)

Revenues	14,679,188	19,559,762	804,566	35,043,516
Mining operation
and other expenses	10,039,451	11,503,852	1,022,805	22,566,108
Exploration and evaluation of projects	301,840	56,016	102,444	460,300
Maintenance charges - Beaufor Mine	1,283,528	-	-	1,283,528
Depreciation and depletion	778,196	4,180,909	69,314	5,028,419
Write-down of mining assets	-	4,162,918	-	4,162,918

Earnings (loss) before other items	2,276,173	(343,933)	(389,997)	1,542,243

Acquisition of property, plant and equipment	3,599,984	3,884,582	105,043	7,589,609

Current assets	2,700,462	1,489,518	13,934,615	18,124,595
Property, plant and equipment	4,246,267	10,329,276	308,682	14,884,225

Total assets	6,946,729	11,818,794	14,243,297	33,008,820

RICHMONT MINES INC.
Notes to Consolidated Financial Statements (continued)

Years ended December 31, 2003, 2002 and 2001
(in Canadian dollars)

18.        Effect of applying United States generally accepted accounting principles

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP). Had these consolidated financial statements been prepared in accordance with United States generally accepted accounting principles (U.S. GAAP), the effect on net earnings would have been as follows:

	2003	2002	2001
	$	$	$
		(Restated)	(Restated)

Net earnings reported under Canadian GAAP	5,034,541	7,072,568	1,283,638

Add (deduct):
Amortization of start-up costs a)	-	-	377,798
Differences in accounting related to forward contracts b)	254,153	(254,153)	599,473
Differences in accounting related to investments c)	540,000	-	-
Income taxes d)	(128,630)	86,640	(439,772)

	5,700,064	6,905,055	1,821,137

Cumulative effect of changes in accounting policies e)	(880,398)	2,013,250	(765,548)

Net earnings and comprehensive income
reported under U.S. GAAP	4,819,666	8,918,305	1,055,589

Net earnings per share reported under U.S. GAAP
Basic	0.30	0.58	0.07
Diluted	0.29	0.56	0.07

Shareholders' equity reported under Canadian GAAP	43,607,759	37,148,661
Differences in accounting related to forward contracts b)	-	(254,153)
Differences in accounting related to investments c)	540,000	-
Income taxes d)	(41,990)	86,640

Cumulative effect of changes in accounting policies e)	-	(745,239)
Flow-through shares f)	(140,947)	-

Shareholders' equity reported under U.S. GAAP	43,964,822	36,235,909

a)	Under U.S. GAAP, start-up costs, which are capitalized and amortized under Canadian GAAP, must be charged against earnings when they are incurred.

b)	The standards on the designation and the documentation of hedging transactions under US GAAP are different than those applicable in Canada. When hedge accounting is not applicable, US GAAP requires that the changes in the fair value of the financial instruments be recorded in the income statement of the related year, and taken into account in the calculation of net earnings.

c)	Under U.S. GAAP, short-term investments classified as trading securities must be recorded at fair value and all changes in the value must be accounted for in the income statement.

RICHMONT MINES INC.
Notes to Consolidated Financial Statements (continued)

Years ended December 31, 2003, 2002 and 2001
(in Canadian dollars)

18.        Effect of applying United States generally accepted accounting principles (continued)

d)	These amounts represent the tax impacts relating to the above a), b) and c) adjustments.

e)	Under U.S. GAAP, the cumulative effect of changes in accounting policies must be recorded in the income statement of the year during which the modifications are applied.
f)	Under U.S. GAAP, a liability must be recorded for the excess between the price paid for the flow-through shares and the quoted price of the existing shares, while in Canada the excess is deducted from shareholders' equity.

19.        Comparative figures

Certain comparative figures provided for fiscal years 2002 and 2001 have been reclassified to conform with the presentation adopted for the fiscal year ended December 31, 2003.

SIGNATURES

The registrant certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

RICHMONT MINES INC.
Registrant

Dated: June 22, 2004	By: (/s/) Jean-Yves Laliberté
Jean-Yves Laliberté
Vice President, Finance

INDEX TO EXHIBITS

Exhibit
No.	Exhibit	Page

5.1	Option/Joint Venture Agreement for the Island Gold project between Patricia
Mining Corp. and Richmont Mines Inc. dated August 28, 2003

5.2	Memorandum of Agreement and Management Agreement between McWatters
Mining Inc. and Richmont Mines Inc. dated December 5, 2003

8.1	List of Subsidiaries

14.1	Code of Ethics

31.1	Rule 13a-14(a)/15d-14(a) Certifications

32.1	Certification of periodic financial report pursuant to Section 906 of the Sarbanes-
Oxley Act of 2002, 18 U.S.C. Section 1350