Form 20-F
period 2004-12-31
RICHMONT MINES INC
filed 2005-06-20
CIK 1023996

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE THE SECURITIES EXCHANGE ACT OF 1934
XXX	For the fiscal year ended December 31, 2004

OR

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ____ to ______

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

        Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 16,169,653

        Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past ninety days. Yes XXX         No

        Indicate by check mark which financial statement item the registrant has elected to follow: Item 17 XXX         Item 18 ____

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

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

The selected financial data of Richmont Mines Inc. (consolidated with its wholly-owned subsidiary, Camflo Mill Inc., and its majority-owned subsidiary, Louvem Mines Inc., "Richmont Mines" or the "Company") set forth below are derived from the consolidated financial statements of the Company which have been audited by KPMG LLP, Chartered Accountants, as indicated in their independent registered public accounting firm's report which is included elsewhere in this Annual Report.

The selected financial data was extracted from the more detailed consolidated financial statements and related notes included herein and should be read in conjunction with such consolidated financial statements and with the information appearing under the heading "item 5 - Operating and Financial Review and Prospects."

The Company's consolidated financial statements are stated in Canadian dollars (CAN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles ("Canadian GAAP"). Reference is made to notes to the consolidated financial statements of the Company included herein for a discussion of the material differences between Canadian GAAP and U.S. GAAP, and their effect on the Company's consolidated financial statements.

Herein, all references to "$" and "CAN$" refer to Canadian dollars and all references to "US$" refer to United States dollars.

The information contained in this Form 20-F is current as at December 31, 2004, except where a different date is specified.

The Company has not declared or paid any dividends on its capital stock during the past five years.

Selected Financial Data
(Canadian GAAP)

	Year Ended December 31
	(thousands of Canadian dollars except per share data)

	2004	2003	2002	2001	2000

Total revenues	39,641	50,309	51,776	35,044	34,792

Net earnings (loss)	732	5,035	7,073	1,284	(2,882)

Net earnings (loss) per share
Basic	0.05	0.32	0.46	0.09	(0.19)
Diluted	0.04	0.31	0.45	0.09	(0.19)

Total assets	56,194	53,495	46,039	33,009	32,579

Long-term debt	-	-	-	-	-

Working capital	25,925	31,184	29,756	14,287	13,780

Shareholders' equity

Total	45,412	43,608	37,149	26,493	25,216

Per share	2.81	2.71	2.36	1.76	1.66

Capital stock	29,237	28,346	26,740	24,969	24,978

Number of outstanding
common shares end of period	16,170	16,074	15,747	15,051	15,057

Selected Financial Data
(thousands of Canadian dollars except per share data)
(U.S. GAAP Reconciliation)

	Year Ended December 31

	2004	2003	2002	2001	2000

Net Income (loss)	613	4,820	8,918	1,056	(3,664)

Net earnings (loss) per share
Basic	0.04	0.30	0.58	0.07	(0.24)
Diluted	0.04	0.29	0.56	0.07	(0.24)

Weighted average number of
common shares outstanding	16,127	15,926	15,339	15,052	15,156

Shareholders' Equity	45,672	43,965	36,236	25,360	24,311

Total Assets	56,454	53,852	45,126	31,876	31,674

Exchange Rates

The Government of Canada permits a floating exchange rate to determine the value of the Canadian dollar against the US dollar.

Set forth below are the average rates of exchange for the Canadian dollar and the US dollar for each of the past five fiscal years, and the range of high and low rates for each of the past six calendar months. For purposes of these tables, the rate of exchange means the noon buying rate in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York. The tables set forth the number of Canadian dollars required under that formula to buy one US dollar. The average rate means the average of the exchange rates on the last day of each month during the period.

US Dollar/Canadian Dollar Exchange Rates

Year ended
December 31	Average
2000	1.4852
2001	1.5484
2002	1.5704
2003	1.4015
2004	1.3015

The following table sets forth the high and low exchange rate for the past six months. As of May 31, 2005, the exchange rate was 1.2552.

US Dollar/Canadian Dollar Exchange Rates

Month	High	Low
December 2004	1.2408	1.1855
January 2005	1.2403	1.1993
February 2005	1.2553	1.2245
March 2005	1.2430	1.2012
April 2005	1.2618	1.2065
May 2005	1.2697	1.2372

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

See the discussion regarding forward-looking statements at page 1.

Speculative Nature of the Mining Industry

The mining industry is intensely competitive and Richmont Mines competes with many companies possessing greater financial resources and technical facilities.

The market price of precious metals and other metals is volatile and cannot be controlled. If the price of precious metals should drop significantly, the economic prospects of operations in which Richmont Mines has an interest could be significantly reduced or rendered uneconomic.

There is no assurance that Richmont Mines' mineral development and exploration activities will be successful.

Mining Risks

The mining operations of Richmont Mines are subject to the risks normally encountered in the mining business. Hazards such as unusual or unexpected geological formations, rock bursts, cave-ins, floods and other conditions are involved in the drilling and mining of ore. The processing of ore may subject Richmont Mines to liability under environmental legislation resulting from a failure to maintain dams around tailing disposal areas. Richmont Mines may become subject to liability for pollution, cave-ins or other hazards against which it cannot insure or against which it may elect not to insure because of high premium costs or for other reasons.

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

Fluctuations in Gold Prices and Currencies (see Item 4.4 "Information on the Company - Gold Marketing and Sales"

The profitability of the Company is directly related to the market price of gold. Gold prices fluctuate considerably and are affected by numerous factors beyond the Company's control, such as changes in investment trends and international monetary systems, political events and changes in the supply and demand for gold on the public and private markets.

Furthermore, since gold price is established in US dollars, a significant increase in the value of the Canadian dollar relative to the US dollar coupled with stable or declining gold prices could adversely affect Richmont Mines' results with respect to the sale of gold.

See Item 11 "Quantitative and Qualitative Disclosure about Market Risk Foreign Currency Risk Disclosure."

As at December 31, 2004, Richmont Mines had no gold hedging contracts and no future US dollar exchange contracts for the coming year.

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

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

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

The head office and principal place of business of the Company are located at rented offices of approximately 3,400 square feet at 110 avenue Principale, Rouyn-Noranda, Quebec, J9X 4P2,

telephone number: (819) 797-2465. The Company also utilizes an office of approximately 1,200 square feet in rented premises at 1 Place Ville-Marie, Suite #2130, Montreal, Quebec H3B 2C6. The common shares of Richmont Mines are listed and posted for trading on the Toronto Stock Exchange and the American Stock Exchange. The co-transfer agent for the Company in the United States is Computershare Trust Company of Canada, 350 Indiana Street, Suite 800, Golden Colorado, 80401.

Richmont Mines is principally engaged in exploration, operation, financing, development of mineral properties and in the business acquisition. Richmont Mines began its exploration activities in northwestern Quebec in the spring of 1984. During the following years, it acquired a portfolio of properties with gold-bearing potential with a view to development and commercial operation.

Three-Years History

In Quebec, Richmont Mines acquired a 50% interest in the Beaufor Mine in April 2001 and became the operator. The work required to secure the mine was initiated in July 2001 and commercial production began at the beginning of January 2002, thus replacing the supply of ore lost when the Francoeur Mine ceased its operations in November 2001. Over the year 2002, Richmont Mines did not complete any significant acquisition or disposition.

In September 2003, Richmont Mines invested $1 million in Patricia Mining Corp. for an option to acquire a 55% undivided interest in the Island Gold project, located 15 km from Dubreuilville in northeastern Ontario. Richmont Mines' investment was used to finance a portion of a $3 million exploration program involving surface drilling, the dewatering of the access ramp, and the lateral and vertical underground infrastructures. Work was completed in September 2004. On December 3, 2004, Richmont Mines exercised its option to acquire a 55% interest in the Island Gold project. Patricia Mining Corp. continued to serve as manager during a transition period, after which Richmont Mines assumed responsibility for operations on January 1, 2005.

In December 2003, Richmont Mines acquired the East Amphi property, located near Malartic, in Abitibi, for a cash amount of $7 million, thus committing itself to completing a $6 million exploration program on this property by December 31, 2004. The work was conducted during the course of the year 2004 and details of such work are presented in Item 4.B. 3.2 below.

The following table sets forth the Company's capital expenditures on its properties for the past three fiscal years.

	Year Ended
	December 31
	2004	2003	2002
	$	$	$

Hammerdown Mine	-	-	62,854
Beaufor Mine	1,478,118	1,255,345	1,293,246
East Amphi property	10,504,244	7,104,894	-
Other investments	642,216	915,615	738,988

	12,624,578	9,275,854	2,095,088

The Company's major investment for 2004, was the $10,504,244 to carry out a major exploration program on the East Amphi property. Over 2,100 m were drilled to create an exploration ramp as well as bays, drifts and crosscuts. A total of 12,700 m of surface drilling and 1,350 m of underground drilling were completed.

In 2003, Richmont Mines' principal investment was the $7,104,894 to acquire East Amphi property. In 2003, the Company also invested $1,255,345 at the Beaufor Mine. These investments included the construction of an office for administrative, engineering and geology departments, as well as the purchase of new production equipment. Richmont Mines also invested a total of $915,615 in its other properties, including about $681,000 at the Camflo Mill and about $195,000 for the administrative office at the East Amphi property.

In 2002, the Company invested $1,293,246 at the Beaufor Mine to complete the work required to secure infrastructure as well as to construct a warehouse and to purchase mining equipment. Richmont Mines also invested a total of $801,842 in its other properties, including $318,000 to acquire the Sewell and Cripple Creek exploration properties near Timmins, Ontario.

Richmont Mines forecasts a budget of more than $20 million in 2005 for exploration at all of its properties. The East Amphi project is expected to receive an investment of $10 million, while investments in the Island Gold property are expected to total $8 million. In addition, $1.5 million is expected to be invested in the Beaufor Mine. Richmont Mines also expects to invest $0.5 million in the Valentine Lake property, the Company's primary target of exploration in Newfoundland. The Company plans to finance these expenditures with cash on hand and cash flow from operations but may also resort to various sources of financing if it deems such a move appropriate.

B. Business Overview

Description of Properties

Beaufor Mine, Quebec, Canada

Property Description and Location

1.1.1 Location

The Beaufor Mine property along with other adjacent properties such as Pascalis, Perron, Colombière and Courvan, are located approximately 27 km to the northeast of the town of Val-d'Or, in the Abitibi-Est county, Province of Quebec.

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

1.1.3 Ownership of Mineral Rights

All the mining titles of the Beaufor property are jointly held by Richmont Mines (50%) (the operator) and by Louvem Mines Inc. (50%). Richmont Mines holds 70% of the shares of Louvem Mines.

1.1.4 Mineral Royalties

All the properties jointly held by Richmont Mines Inc. and Louvem Mines Inc. are subject to the payment of royalties and financial contractual obligations as follows:

For Beaufor (50 % of the production)

a) Royalties

Royalties on production from the Beaufor Mine are payable by Richmont Mines to Aurizon Mines Ltd. The determination of the amount of royalties to be paid by Richmont Mines is based on the price and the quantity of gold produced as per the following rules:

For the first 220,000 oz of gold produced from the Beaufor Mine

Royalties payable by Richmont Mines
Gold price (US$/oz)	(CAN$ per oz gold produced)
below 280	$0.00
280 - 300	$5.00
above 300	$12.50

For all gold produced from the Beaufor Mine above 220,000 ounces
Royalties payable by Richmont Mines
Gold price (US$/oz)	(CAN$ per oz gold produced)
below 300	$ 0.00
300 - 325	$17.00
325 - 350	$18.50
350 - 375	$20.00
375 - 400	$22.50
400 - 500	$24.00
above 500	$30.00

Payments of the royalty are required to be made quarterly within 30 days of the end of each calendar quarter.

b) Total grant value of $2,700,000 to be reimbursed in accordance with conditions stipulated in an agreement reached with the Ministry of Natural Resources as described below.

1) Each reimbursement is due for payment as per the following conditions:

  Beaufor Mine is in production full time during the reference year (August 1st 2004 to July 31st 2005) corresponding to the 4th, 5th and 6th year.
  The annual average gold price as per the London AM Fixing equals or exceeds US$325/oz during the reference year 4, 5 and 6.

2) If all conditions are fulfilled, the grant will be reimbursed in three (3) equal annual instalments, the first instalment being due for repayment on July 31st, 2005.

Perron and Perron Block-1

For each ounce of gold produced from the Perron property, the royalty calculation is based on the price of gold and is to be paid by Richmont Mines and Louvem Mines quarterly to Aurizon Mines Ltd as follows:

Royalties payable by Richmont Mines and
Gold price (US$/oz)	Louvem Mines (CAN$ per oz gold produced)
below 300	$0.00
300 - 325	$17.00
325 - 350	$18.50
350 - 375	$20.00
375 - 400	$22.50
400 - 500	$24.00
above 500	$30.00

Perron Block-2 (Claims 3493171, 3493172 and 3493173)

If there is gold production from those claims, a 2% Net Smelter Return amount is payable on a monthly basis to Northwest Gold Corp. provided that the average monthly gold price is greater than US$300/oz. The Net Smelter Return is calculated by multiplying each ounce of gold produced by the market value of the gold produced.

Pascalis

If the property is brought into commercial production, a Net Profit Interest of 25% is payable by Richmont Mines and Louvem Mines to New Pascalis Mines Limited. The Net Profit Interest is payable after all costs incurred on the property, including exploration, capital assets costs and all operating costs are recovered.

Colombière

If the property is brought into commercial production, a 2% Net Smelter Return calculated as described above is payable by Richmont Mines and Louvem Mines quarterly to Cambior Inc.

Courvan

If the property is brought into commercial production, a 2% Net Smelter Return calculated as described above is payable by Richmont Mines and Louvem Mines to Courvan Mines Ltd.

1.1.5 Environmental Obligations

Approximately 75% of the development waste material is hoisted from the underground mine to the surface and placed on a waste dump. The waste rock is not acid generating and does not require any particular environmental measures.

There is presently no indication that the groundwater level could adversely be affected by the mining operations.

Accessibility, Climate, Local Resources, Infrastructures and Physiography

1.1.6 Access

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

1.1.7 Climate

According to meteorological data covering a period of 30 years, the average temperature in the month of January is -17.2oC while July's average mean temperature is +17.2oC.

1.1.8 Local Resources

The local manpower is well trained. Since the mining town of Val-d'Or is very active, it is generally easy to recruit and keep a mining workforce. Professionals, engineers, geologists and technicians are usually also well trained and available.

1.1.9 Infrastructures

Two mine shafts are located on the Beaufor property, the old Perron shaft No. 5 presently used for hoisting and the Pascalis shaft, used as the ventilation air intake shaft.

A series of buildings comprising warehouses, workshops, offices, etc. are used to service a workforce of about 123 employees and approximately 25 contractuals as of December 31, 2004.

1.1.10 Historical

Intermittent exploration fieldwork has been conducted on the Beaufor property since the 1930s. Following a development period, Aurizon Mines (50%) and Louvem Mines (50%) started commercial production at the Beaufor Mine in January 1996. In August 2000, Aurizon Mines stopped the mining operation at Beaufor Mine for reasons of risk instability of the crown pillar. In spring 2001, Aurizon Mines transferred the mining rights of the Perron, Beaufor, Pascalis and Colombière properties to Richmont Mines Inc. for an amount of 1.8 million dollars. In September 2001, Richmont Mines undertook construction work to secure the crown pillar and commercial production resumed at Beaufor Mine jointly with Louvem Mines in January 2002.

Geological Setting

1.1.11 Regional geology

The mining town of Val-d'Or is located in the South-East of the Abitibi greenstone belt formed of archean volcanic and sedimentary rocks from the Superior Province. The mining town of Val-d'Or belongs to the Malartic group corresponding to a volcanic pile including ultramafic, basaltic and rhyolitic flows.

1.1.12 Beaufor Mine geology

The Beaufor, Perron and Pascalis properties belong to the same gold bearing hydrothermal system with a similar geometry. Gold mineralization occurs in veins associated with shear zones moderately dipping south. The mineralization is associated with quartz-tourmaline veins resulting from the filling of shear and extension fractures. The Beaufor deposit is included in the Bourlamarque granodiorite and is limited by the Perron fault in the north and by the south fault in the South. The faults strike East-West and dip 80o to the north and 60o to 70o to the south respectively. The gold bearing veins show a close association with mafic dykes intrusive and undercutting the granodiorite. The dykes seem to have influenced the structural control of the gold bearing veins. The eastern contact between the batholith and the volcanic rocks forms the eastern limit of the Beaufor deposit and gently dips to the east.

Mineralization

The gold mineralization of the Beaufor Mine lies within a complex network of veins intersected by late faults associated with a regular shear grid. This network of veins is one of the most complex in the Val-d'Or district.

Exploration Work

1.1.13 Recent work in 2003 and 2004

In 2003, a total of 23,800 m of diamond drilling, including 8,800 m for definition and 15,000 m for exploration, was carried out from underground workings. In addition, an amount of 2,400 m have been drilled from the surface. The overall cost of the exploration work for 2003 exceeded 1.2 million dollars.

In the course of the year 2004, an amount of $980,166 was invested in exploration to carry out 231 m of drifts, 11,793 m of underground drilling and 1,603 m of surface drilling.

Richmont Mines expects to invest $3 million, evenly distributed, in the completion of the drilling of several targets for exploration and in underground development and the purchase of equipment.

1.1.14 Methodology and Planning

Most of the drill holes are planned on vertical cross-sections in order to undercut at right angles the shear veins.

The drilling program is sub-divided into two main categories as follows:

Exploration drilling using a 60 m by 60 m grid;

Definition drilling based on a 20 m by 20 m grid.

1.1.15 Recoveries

The core recovery is better than 95%, including the fault zones where the Rock Quality Design (RQD) is more than 75%. The ore recovery, with a rate of above 90% in the mineralized zones in the definition drilling, is high.

1.1.16 Geology and analysis

A detailed description of the drill cores is logged by experienced and highly competent personnel as per established Beaufor Mine guidelines. A computerized log is prepared with the following information:

  Location of main and secondary units;

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

Integrity and data base audit

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

Mineral Processing

The Beaufor Mine ore is trucked to the Camflo Mill located approximately 49 km from the mine site. A contractor under a three-year contract carries out ore haulage. Camflo Mill Inc. is 100% owned by Richmont Mines. The Camflo Mill, with a rated capacity of 1,300 short tons per day, is a Merrill-Crow conventional type mill with crushing, grinding circuits and cyanidation using zinc powder gold precipitation method.

The historic average rate of recovery of the mill is 98.5% when Beaufor material is milled. No major operating problem was experienced at this mill nor is anticipated in the near future except for usual maintenance and repairs.

Mineral Reserve Estimates

Methodology and procedures for mineral reserve estimates have been established by Beaufor Mine personnel. All estimates are performed under the direct supervision of the following qualified persons, as per the National Standard 43-101: Donald Trudel (chief geologist) and Marcel Beaudoin (chief engineer). Jules Riopel (Principal Geologist - Exploration) is also involved in the determination of mineral inventory.

1.1.17 Mineral Reserve Estimate

General

The database and the parameters used to estimate the mineral reserve are based on past mining experience and knowledge to the current situation as of December 31, 2004. For instance, both the dilution and the ore recovery factors by mining methods used in the reserve estimate are based on actual results obtained in 2004. All the factors and parameters are updated on an annual basis in order to account for changes in the mining operations.

The conversion of mineral resources to reserves is based on economic calculation with the level of accuracy of a feasibility study done by engineers of Beaufor Mine. As per National Instrument 43-101 rules, only mineral resources in the measured and indicated categories can be used to outline the estimate of mineral reserves.

The budget costs used in this economic study are based on actual and historic data of the mining operation and are updated based on experience and to reflect the changes in the prevailing economical situation. All standards generally accepted in the mineral industry as well as National Instrument 43-101 recommendations and ICM regulations for both mineral resource and reserve estimates have been fully applied in this study.

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
  Only the gold price is taken into account in the economic calculation;
  The gold price is CAN$525/oz.

The results of the cut-off grade study by mining methods for both developed and un-developed underground working are listed in the following table:

Mining Methods	Workings	Cut-off Grade
		(g/t)
Room and pillar	Developed	6.31
Room and pillar	Un-developed	7.87
Long-holes	Developed	4.26
Long-holes	Un-developed	5.07

Mining Methods

The two major underground extraction methods currently used at Beaufor Mine are the room and pillar and long-holes methods:

Room and Pillar

  Geometry: stopes width from six meters to ten meters in the plane of the vein with in-stope pillars of three meters by three meters section or two meters long in the plane of the vein;

  Maximum vein dip: 40°;

  Ore mining recovery: 80% used in the economic evaluation;

  Internal dilution: the ore block is designed with a true thickness of 2.2 m to 2.4 m. The drilling intersects are projected to the same lengths. The minimum mining width is 2.2 m. The dilution grade is assumed to be 0 g/t Au.

  External dilution: an dilution amounting 5% at a grade of 0 g/t Au is added in the determination of the economic mineral reserves.

Long-Holes

  Geometry: maximum panel length of 40 m;
  Minimum dip of vein: 45°;
  Ore mining recovery: 100% for designed stopes with all recoverable pillars between stopes clearly identified during the process of mineral reserve estimation;
  Internal dilution: minimum mining width is three meters. The drilling intersects are projected to a minimum length of three meters;
  External dilution: a dilution rate of 15% for waste at a grade of 0 g/t Au is assumed for primary stopes.

Operating Costs and Capital Expenses

Ounces of gold sold from the Beaufor Mine in 2004 were 52,623 compared to 55,774 in 2003. The production cash costs was $401 (US$308) compared with $344 (US$245) in 2003. This 17% increase in cost is primarily attributable to the 6% decrease in gold production and to a 9% decrease in gold grades. Capital expenses in 2004, which contributed principally to the development of the mine, were $1.48 million compared with $1.26 million in 2003.

Reserve Classification

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

Probable Mineral Reserve

The mineral reserve estimate in the Probable category has been based on an economic study in order to determine the economically mineable part of an Indicated Mineral Resource. At the Beaufor Mine, probable reserves extend to a maximum of ten meters from drilling data. In the advent of drilling intersections of more than three meters length, reserves can be projected by a multiple of five meters to a maximum of 30 m. Dilution and mining recovery rates are included in the reserve calculation.

Beaufor Mine

Gold Reserves as at December 31, 2004

Categories of reserves	Tonnage	Grade	Au
	(tonnes)	(g/t Au)	(oz)
Proven	165,000	6.98	37,000
Probable	500,000	8.66	139,000
Total (proven + probable)	665,000	8.24	176,000

Summary of Production
	Year ended		Year ended		Year ended
	December 31,		December 31,		December 31,
	2004		2003		2002

Revenues		28,088,714		28,942,244		26,803,819

Tonnes processed		266,793		255,845		194,847
Grade (g/t)		6.22		6.87		8.77
Gold recovery (%)		98.6		98.7		99.0
Recovered grade (g/t)		6.13		6.78		8.68
Ounces sold		52,623		55,774		54,374

Data per ounce of gold sold	US$	CAN$	US$	CAN$	US$	CAN$
Cash cost	308	401	245	344	163	256
Depreciation and depletion	12	16	10	14	24	38

Total	320	417	255	358	187	294

Average price obtained
per ounce	410	534	370	518	309	485

Hammerdown Mine, Newfoundland, Canada

Property Description and Location

The Hammerdown Mine is located near King's Point in northeast Newfoundland and includes claims block 3498 and mining lease 153, covering an area of 96 hectares.

Richmont Mines purchased a 100% interest in the Hammerdown property in Newfoundland in March 2000 for $6 million, $5.4 million of which was paid in cash. Following the completion of this development work, the Hammerdown Mine started up in July 2001.

In 2004, production reached 14,985 ounces of gold. Exploration did not lead to the identification of new reserves, and therefore Richmont Mines closed the mine down. Work to restore the site, at a cost of $188,037 that was charged to the provision already accounted for, was begun in the second quarter of 2004. All of the buildings and equipment were removed, the site was secured, and revegetation carried out. In February 2005, Richmont Mines received a letter from the relevant authorities that confirmed that the work had been completed in accordance with the law.

Summary of Production
	Year ended		Year ended		Year ended
	December 31,		December 31,		December 31,
		2004		2003		2002
Revenues		8,892,302		19,161,286		23,011,263
Tonnes processed		40,058		87,659		94,495
Grade (g/t)		13.24		13.60		16.40
Gold recovery (%)		97.3		96.9		96.9
Recovered grade (g/t)		12.88		13.17		15.9
Ounces sold		16,584		37,118		48,316

Data per ounce of gold sold	US$	CAN$	US$	CAN$	US$	CAN$
Cash cost	251	326	230	323	159	251
Depreciation and depletion	104	135	72	101	55	86

Total	355	461	302	424	214	337

Average price obtained
per ounce	410	534	370	518	309	485

Exploration Properties

General

Richmont Mines owns or holds interests in certain other mining properties at different stages of exploration. The following table outlines Richmont Mines' interest in these exploration properties as at December 31, 2004.

Property	Year of acquisition	Number of claims	Participation(1)

Quebec
East Amphi	2003	30	100%
Francoeur	1992	13	100%
			81% by Louvem
Monique	1994	21	Mines
Wasamac	1988	3 mining concessions	100%
Newfoundland
Valentine Lake	2003	443 claims + 2 « Reid Lots »	Option for 70%
Ontario
Island Gold	2003	286	Option for 55%
Sewell	2002	6	100%
Cripple Creek	2002	55	100%

(1) The Company is subject to pay royalties if some of these properties are brought into commercial production.

Those exploration properties identified above and not described in detail in this Item 4.B. are not currently believed to be material to the Company's business.

The following table presents Richmont Mines' exploration and evaluation of projects expenses in 2002, 2003 and 2004 and the budgeted amounts for 2005.

	2002	2003	2004	2005
			$	$
				Budgeted
Quebec
Beaufor Mine	808,244	1,221,682	980,166	1,500,000
East Amphi	-	52,997	11,535,297	12,000,000
Francoeur Mine	2,331,734	1,776,152	10,864	-
Monique	-	-	270,047	-
Wasamac	29,412	551,320	290,982	100,000
Newfoundland
Hammerdown Mine	384,595	718,609	248,109	-
Valentine Lake	-	33,649	1,025,491	500,000
Ontario
Island Gold	-	86,822	359,567	8,800,000
Sewell and Cripple Creek	-	4,006	253,443	150,000

Other properties	20,008	116,430	42,304	-
Evaluation of projects	153,607	312,036	474,358	-
Exploration tax credits	-	(1,194,599)	(1,511,095)	(2,800,000)

	3,727,600	3,679,104	13,979,533	20,250,000

East Amphi Property, Quebec, Canada

In 2004, the Company spent $10.5 million to carry out a major exploration program on the East Amphi property. Over 2,100 m were drilled to create an exploration ramp as well as bays, drifts and crosscuts. A total of 12,700 m of surface drilling and 1,350 m of underground drilling was completed.

Drilling is scheduled to continue until the end of June 2005, when the Company will decide if the East Amphi deposit will be brought into commercial production. If the decision is favorable, the information available at present indicates that production at the East Amphi mine could begin during the fourth quarter of 2005.

A major exploration program totalling $10 million will be carried out on the East Amphi Property during the year 2005. Set to run from January to September, the exploration program will aim to convert resources into reserves and to identify additional resources and reserves. The work will consist primarily of driving the ramp between levels 175 and 200, finishing the lateral extension of the two exploration drifts in the main deposit area and completing a major underground drilling program.

1.1.18 Property Description

Location and Access

The East Amphi property is located within the limits of the city of Malartic, some 30 km to the west from the center of Val-d'Or. A gravel road of about two kilometers, bordering the Malartic-Fournière township line in an east-west direction allows easy access. The road leads to the old East Amphi Gold Mines shaft and the open pit, in the south-central part of the property, two kilometers west of the TransCanada highway 117 which links Val-d'Or and Rouyn-Noranda.

Mining Claims

The property consists of 29 claims (943.43 hectares) and of a mining lease (ML #848 of 119.1 hectares). The property belongs to Richmont Mines, which also holds contiguous mining claims (project #522). The property covers part of Rang I (lots 8 to 31 incl.) and part of Rang II (lots 16 to 20 incl.) in Malartic township. The surface rights are held by the Canadian government. This land is contiguous to the city of Malartic which is part of the Vallée de l'Or MRC (township regional municipality).

Royalty

McWatters Mining Inc. will be entitled to receive a 2% Net Smelter Returns royalty, applicable after 300,000 ounces of gold is produced from the East Amphi property. Richmont Mines has the option to purchase the 2% royalty for CAN$1.5 million at any time after the start of production.

Infrastructure

The area is well served with the existing infrastructure. The city of Malartic is located less than three kilometers east from the center of the mining property. The property is crossed by the TransCanada highway 117 from Val-d'Or and Rouyn-Noranda.

The Camflo Mill is less than 16 km from the property. A railroad line crosses the south west part of the property. Two 120 kV hydro lines linking the Cadillac and Malartic stations pass less than two kilometers north of the property and a 25 kV line, located 1.5 km east of the property, could meet the energy requirements.

The city of Malartic gets its drinking water from Milhaut Lake (located four kilometers west of the mine site), which constitutes the head of the Malartic River. Water from the lake is pumped onto the gravel banks located some 1.2 km north west of the property. It percolates through the soil and is re-pumped by two wells (six meters deep) and distributed by an aqueduct system. Therefore, the Company does not expect any effect on the Malartic drinking water source.

1.1.19 Physiography and Climate

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

Most of the area affected by the project is either slightly wooded or clear of trees. A small wooded area close to the site is dominated by black spruce, which heights vary between 10 to 15 m, and which has a density of 40 to 60%. No clearing will be required to carry out the project.

The average annual precipitation is some 954 mm and the most falls in September (some 102 mm). Snow falls between October and May with the most snowfall occurring between November and March. The average for that period is about 54 mm (expressed in mm of water).

The average daily temperature in Val-d'Or is slightly above freezing namely 1.2 C. The average temperature for July reaches 17.1 C while in January the temperature falls to -17.0 C. The lowest temperature measured was -43.9 C and the highest temperature measured was 36.1 C. It freezes an average of 209 days per year.

Between August and January, a southern wind is dominant while between February and July north-western wind is more frequent. The average velocity varies between 9 and 17 km/h.

1.1.20 History

The discovery of gold on the property was made by an independent prospector in 1923. East Amphi Gold Mines Ltd. became the owner in 1940 and carried out surface drilling between 1940 and 1945. At the beginning of 1946, the company considered the results from the surface drilling sufficiently positive to justify underground development. Following the sinking of a three compartment shaft to a depth of 155 m, 1,490 m of drifting and 415 m of cross-cuts were excavated, on the -100 m and -145 m levels. The geological work in 1946, allowed the identification of six mineralized zones on the -100 level and one zone on the -145 m level. In each case the gold was associated with porphyry dykes. Early in 1948, the mining industry went through a difficult period and East Amphi Gold Mines Ltd. announced its decision to suspend the underground activities.

In 1987-88 Breakwater Resources Ltd. carried out a surface drilling program in the mine area consisting of 56 diamond drill holes (for a total of 12,335 m) In 1988-89, the positive results of this program made them decide to undertake an underground exploration program. The former East Amphi Gold Mines shaft were dewatered and the underground openings were mapped and sampled. A total of 92 underground drill holes were drilled (for a total of 3,246 m). Additional surface drilling was carried out as well, in 1989 and 1990. A resource calculation was prepared in 1990 (758,015 tonnes of indicated resources with an average grade of 11.02 g/t).

In 1995 Placer Dome optioned the property and started an exploration program. Two surface diamond drilling program were done in 1995 and 1996. A resource calculation was carried out, based on their geological model (850,000 tonnes of indicated resources with an average grade of 8.11 g/t).

In 1998 McWatters bought the property and carried out a surface drilling program. Using this information and all other data, McWatters reviewed the geological interpretation, in particular the link between the work of Breakwater (which was concentrated around the east of the property), and the Placer Dome work (which was concentrated in the west of the property). Following this work, the zones were redefined and renamed for consistency. A new resource calculation was carried out resulting in an estimated 2.29 million tonnes of measured and indicated resources (cut-off grade of 3.0 g/t) with an average grade of 5.98 g/t.

In the winter of 1999, an additional surface drill holes were drilled to delineate and validate the portion of the indicated resources in the Zone B-West block which was planned to be mined as an open pit.

Two mineralogical studies were carried out on the East Amphi ore. One study took place in 1998 at the Centre de Recherche minérale du Québec where the distribution, association and liberation level of gold was examined, using granulometric and gravimetric separation. A second study was carried out in 1999 using macro and microscopic examinations.

McWatters also completed sampling and analytic studies to confirm the results of earlier studies made by Breakwater (1988) and Placer Dome (1995) in which it was shown that the East Amphi deposit and the surrounding host rocks are not acid generators.

Ore was excavated from an open pit from December 1998 to August 1999 and a total of 120,427 tonnes of ore was transported to the Sigma mill for treatment. Average diluted grade of the ore was 5.66 g/t, which correlated well with the reserve estimate.

1.1.21 Geology

Regional Geology

The East Amphi property is located in the Abitibi greenstone belt.

The property is located in the Piché Group volcanics, which are sandwiched between sedimentary rocks of the Cadillac Group to the north and of the Pontiac Group to the south. The Piché Group is of basaltic and ultramafic composition, consisting of massive and pillowed volcanic flows and related breccias.

The property straddles the major, regional Larder-Cadillac fault, which lies within the Piché Group, and follows its southern margin. The metavolcanics of this dominant stratigrafic unit form a thick band (450 to 1,000 m) in a NW-SE direction. This unit which hosts the Cadillac tectonic Zone represent the most promising zone on the East Amphi property for hosting gold.

The Cadillac tectonic Zone, comprised of a series of shears, is about 50 to 350 m wide and is situated in the lower sequence of the Piché Group. The rocks are intensely deformed and sheared with abundant talc-chlorite schists and minor diorite and feldspar porphyries.

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

1. Mafic Volcanics (North Contact)

Comprised principally of massive to occasionally pillowed basalts with inclusions of dykes of diorite, which form the northern margin of the Cadillac fault.

2. Diorite-Gabbro Dykes (North Contact)

Diorite and/or gabbro dykes are included particularly in the mafic volcanites (south margin) and in the schists and rarely within the porphyry (following the northern border and occasionally the southern border).

These dykes often possess a moderate to high magnetism, and their thickness varies between 5 and 30 m. Locally the thickness of the diorite/gabbro dykes may attain 50-90 m. Gold values are generally associated with these diorite dykes. The importance of the dykes increases towards the west.

3. Ultramafic Rocks (Cadillac Deformation Corridor)

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

Within the East Amphi project area, the schist, comprising both the chlorite and talc-chlorite members, has an average thickness of some 60 m and may attain up to 100 m at depth.

Mineralized diorite dykes of variable thickness (1-20 m) are often intersected in the talc-chlorite schists unit. These diorites are altered with biotites and carbonates and may be locally silicified. Small quartz veins are also found. The gold values are often associated with the presence of coarse pyrite.

4. Porphyry Zone

This lithologic unit, which forms the footwall of the open pit in the B-1 Zone, is often the site of anomalous gold values to the north contact and has an average thickness of 100 m in the center of the property. Low grade potential also exists in the center of the unit and close to the south contact, and occurs in metric bands attaining up to 500 m in width.

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

5. Sediments

This lithological unit consists of massive to rippled greywacke with silty to microsilty beds in places. The north contact with the porphyry is located some 200 m south of the base line. This contact is irregular and volcanic and diorite bands and felsic dykes are often present.

1.1.22 Mineralization

The Cadillac Tectonic Zone, which crosses the ultramafic rocks of the Piché Group on the property, produced a gold bearing talc-chlorite schist unit into which the gold rich diorite dykes were injected. The two principal gold-bearing zones, the Zones A and B, were developed within this structural corridor. Other zones, the Zones P1 and P2 are located within the feldspar porphyry unit to the south. The Zone B-West, or the contact zone, is located at the north contact of the porphyry with the talc-chlorite schist. The principal zones have been traced over one kilometer east-west, 150 m north-south and to 400 m vertical depth. Structure and lithology act as strong controls on the mineralization. The altered and mineralized diorites are lenticular and boudinaged.

Characteristics of Zones A and B (talc-chlorite schist corridor)

  The mineralization in Zones A and B is localized within the diorite dykes which are often biotized and pyritized (up to 5% coarse grained pyrite). These intrusives are lens shaped and boudinaged with thickness varying generally between 1 and 20 m.
  The mineralization in Zones A and B also extends outwards into the schists and is associated with quartz veins, coarse pyrite and biotite alteration that is generally found around the edges of the intrusives, defining a mineralized envelope traceable over hundreds of meters strike and tens of meters wide.

Characteristics of the Zones P1 and P2 (porphyry zones)

  Within the Zones P1 and P2, gold is generally associated with 5% pyrite disseminated within the porphyry and/or localized within millimetric microfractures, with quartz veins (1-2%), occasionally pyrite and molybdenite, and can also be associated on rare occasions with mafic dykes. The mineralization forms a series of narrow parallel bands separated by several meters which extend both laterally and vertically. Potassic alteration and silicification which are very common in the Malartic Camp, generally accompany the gold mineralization. While Zones P1 and P2 are more important in volume than Zones A and B, their gold grade is generally lower.

Generally the gold zones located within the diorite-schist have higher gold grade (5.0 - 8.0 g/tonne) that are wider but less continuous than the zones within the porphyry.

The porphyry zones generally cover a greater area though the individual lenses are thinner (1.5 to 8 m) and contain gold grades in the order of 3.0 to 6.0 g/tonne, over a thickness which varies from one to ten meters, with an average of four meters.

1.1.23 Environmental Considerations

The plan to restore the East Amphi site was reviewed by an independent environmental firm. This review was filed with the Ministry of Natural Resources, Wildlife and Parks of Quebec (MNRWP) and the Environment Ministry of Quebec (MENV) on October 19, 2004. Richmont Mines expects to receive their comments soon.

Island Gold Property, Ontario, Canada

1.1.24 Property location and claims status

The Island Gold Project is located approximately 85 km by road from Wawa, Ontario, in the Sault Ste. Marie Mining Division. Dubreuilville is approximately 15 km to the northwest of the Project. The Island Gold Project consists of 120 patented and leased claims totalling 1,735 ha and 48 staked claims totalling 6,001 ha.

Property	Number of claims	Area (ha)	Patricia Mining
			Ownership
Kremzar	19	364	100%
Lochalsh	27	424	100%
Goudreau	74	948	53,4%
Island Gold	166	2,657	100%

1.1.25 Agreements summary

Richmont Mines entered into an agreement with Patricia Mining Corp. (Patricia Mining or Patricia) on August 28, 2003. Under the agreement, Richmont Mines completed a private placement investment of $1.0 million in common shares of Patricia Mining at $0.50 cents per share. This investment was used to partly finance a $3 million exploration program on the Island Gold project. On December 3, 2004, Richmont Mines has exercised its option to acquire a 55% interest in this project. Patricia Mining retained its role as project manager during a transition period, and Richmont Mines became project operator as of January 1, 2005.

1.1.26 Environmental and permitting status

Patricia has kept the mill on care and maintenance and has kept the certificate of approval, no. 4-105-86-876, in good standing. The existing Lochalsh and Kremzar closure plans will need to be updated if the joint venture decides to bring the mine into operation. An environmental Consulting firm has been retained to manage the environment reporting issues on Patricia Mining's behalf and has developed timelines and cost estimates to bring the permits to a fully operational mine status. Patricia reports that the permits to reopen the former Kremzar mine, including mining and milling operations have been maintained. Miller lake, west of the Kremzar mine, is a fully permitted tailing area presently capable of holding approximately two years of tailings. The tailings pond life could be extended for an additional 10 years by raising the dam height. The most important permit being maintained at this time is the ministry of the environment permit number 4-105-86-876 - permit to dispose of Kremzar Mill effluents. A closure plan for the Kremzar mine was filed with the ministry of northern development and mining (mndm) in 1998 by Patricia Mining and was approved. Patricia reports that financial assurance for the closure costs will be satisfied by payment of $10,000 cash, which has been paid, a collateral mortgage of $577,800 using the Kremzar Mill as security and a further letter of credit for $144,000 for the Lochalsh closure plan. Patricia Mining reports that there are no environmental issues on the property at this time.

1.1.27 Exploration history

In 1983, Canamax Resources Inc. (Canamax) and Algoma Steel Inc. (Algoma) formed a joint venture to evaluate the mineral potential of Algoma's 117 patented claims covering the Goudreau iron range. In 1983, Canamax began to acquire claims through staking and purchase in southern finan township. In 1985, drilling by Canamax about two kilometers south of the Kremzar mine intersected a series of sub-parallel lenses containing gold mineralization within deformed rocks of the Goudreau lake deformation Zone (gldz). Detailed diamond drilling through 1987 and 1988 was used to define the higher-grade lenses, known as the Lochalsh, Island Gold, Shore, and Goudreau lake Zones. The Island Gold Zone is now referred to as the Island deposit. During 1989 and 1990, a 1,280 m long ramp was driven into the Island deposit beneath Goudreau lake from an adit on the north shore. Drifts and raises totalling 382 m were developed on two levels at depths of 125 m and 140 m below the Goudreau lake elevation at approximately 382 m. A 400 m drift was established north of the zone to provide stations for underground diamond drilling. Systematic chip and muck sampling was carried out on both levels. A bulk sample weighing 4,167 tonnes was extracted from the underground workings and processed at the Kremzar Mill. The bulk sample head grade was reported to be approximately 6.5 g/t Au, however, the final grade of the bulk sample is somewhat unclear due to uncertainty related to some of the mill samples, not taking inventory samples from the five leach tanks at the commencement of the test, and the relatively small size of the bulk sample. Also, the exact location from which the bulk sample was extracted from April 1996 to September 1997 is unknown. Patricia Mining completed 15,545 m of diamond drilling in 42 holes on the Island deposit and Lochalsh Zone. In November 1997, Patricia Mining retained an engineering firm to estimate the mineral resources contained in the Island deposit, Lochalsh Zone, and other mineralized zones. In 2000 and 2001, Patricia Mining drilled seven holes for a total of 1,317 m. These holes mainly targeted the North Shear Zone.

1.1.28 Geology and mineralization

The Goudreau iron range, a pyrite-rich iron formation, occurs between the Wawa and Catfish assemblages (sage and heather, 1991). A 30 km long and 4.5 km wide northeasterly trending, structurally deformed zone, called the Goudreau lake deformation Zone (gldz), occurs between the two assemblages, in the project area. East-northeast striking, steeply dipping, sub-parallel zones of gold mineralization are present within the quartz-sericite-pyrite-carbonate alteration of the gldz. North trending diabase dikes crosscut all stratigraphy. The gldz hosts the Island deposit, Lochalsh, Goudreau, North Shear, and Shore Zones in the project area. Past producing mines associated with the gldz are the Magino Mine to the southwest, the Edwards Mine to the northeast, and the Cline Mine to the northeast. In the project area, the gldz has two main strands separated by about 150 m of country rock. The northern gldz strand contains the magino felsite within the Webb Lake stock. It hosts the magino mine and North Shear Zones and is likely the controlling structure influencing the Shore and Goudreau Zones, which flank the southern contact. The southern gldz strand hosts the Island deposit, Lochalsh, and Goudreau Zones. It comprises intermediate to felsic tuffs and agglomerates, overlain by up to 30 m of glacial overburden under the waters of Goudreau lake. A continuous 900 m long mineralized structure marked by alteration and gold values of one gram per tonne or more is indicated in the drill core from the Lochalsh Zone to the Island deposit. Within this broad mineralized structure, lenses of higher grade mineralization are present. These include several lenses at the Island deposit, the Lochalsh Zone, and the area between them. The lenses are generally narrow, with short strike lengths and variable plunges. Regional mapping supported by detailed core logging observations has outlined iron formation marker beds and correlative lithologies that appear to be a conformable monoclinal volcano-stratigraphic sequence, facing and younging to the north in the project area. At the Island deposit, two gold-bearing alteration envelopes are stratabound between a phyric flow sequence and a distinct magnetic chloritic mafic flow sequence dipping steeply to the south. Underlying the phyric flows, which are relatively unaltered and only weakly strained, is the Zone E alteration envelope ranging in thickness from six to eight meters. The upper contact of the Zone E envelope (Zone E1) is usually sharply bounded, characterized by pervasive silicification and albitization and quartz-carbonate-tourmaline veining destroying the primary rock fabric. The lower contact of the Zone E envelope (Zone E) shows enrichment in gold tenure compared with the c/d envelope where gold values are more consistent at the upper contact of the envelope where opalescent grey-white quartz veins are commonly observed. The c/d alteration envelope is similar in character to the Zone E envelope with moderate to strong strain deformation defining the north contact (stratigraphic hangingwall-Zone D) and the south contact (stratigraphic footwall-Zone c). The entire assemblage of felsic tuffs can be altered. The felsic tuffs represent approximately 40 m to 60 m of stratigraphy between the mafic flow sequence to the south and the phyric flow sequence to the north. The alteration envelope varies in thickness from four to eight meters and can expand in flexural hinges along strike and in vertical section. Discrete alteration zones are characterized by a progressive change from moderately sericitized, carbonatized, pyritized host lithotypes to pervasive silicification and pyritization of host lithotypes with the primary fabric unrecognizable. Pyrite content can range from 5% to 10% where ribbon-banded fabric containing fine grained and coarse grained cubes or aggregates are observed. Strong strain deformation in the c/d envelope develops s-type shear fabrics, crenulated and boudinage structures of quartz veins that can be locally brecciated. Intense deformation is also observed with the development of mylonitic and ribbon-banded fabrics (millimeters to 10 cm widths) in the c\d and e alteration envelopes. Five zones, named from south to north, c, d, d1, e, and e1, were used to estimate the Island deposit mineral resource. In addition to the five zones, a number of subzones have been identified.

1.1.29 Exploration potential

Island deposit

The Island Deposit is open at depth and along strike in some areas. There is good potential to increase the Island Deposit Mineral Resource.

Lochalsh Zone

Based on a preliminary review of the Lochalsh drilling results, generally on 50 m spaced sections, the Lochalsh Zone has good exploration potential and warrants further work. This work is expected to include geological interpretation and correlation work based on the current understanding of the Island Deposit and more diamond drilling. A minimum of 400 m of drifting would be required to advance the Lochalsh Ramp underground openings westward to reach the middle of the Lochalsh Zone at approximately section 14,400E. There may be a cost effective method for exploring the Lochalsh Zone by drilling to the south and the Shore and North Shear Zones by drilling to the north. A surface drilling program may also be needed to test areas that cannot be targeted from underground, particularly further to the west.

Goudreau Zone

Based on a preliminary review of the Goudreau drilling results, generally on 50 m spaced sections, the Goudreau Zone has good exploration potential and warrants further work. This work is expected to include geological interpretation and correlation work based on the current understanding of the Island Deposit and more diamond drilling. A surface drilling program is warranted on the relatively unexplored region from section 15,450E to 15,800E. The drilling layout would target the Shore Zone near the south contact of the Webb Lake granodiorite sill as well as Zone E at the basal contact of the phyric flow sequence. In the event that this drilling discovers extensions to these zones, then an underground program would be considered. A minimum of 600 m of drifting is required to extend the 125 level drill drift eastward to reach section 15,800E. A geological interpretation of previous drilling supported by additional surface drilling should determine if the northward displacement of the Goudreau Zone is fault or facies controlled.

Additional surface exploration targets

Based on the current interpretation, there are three volcano-stratigraphic settings in the Project area that are less explored and considered to be highly prospective. Folding and shearing deformation events are expected to result in high strain zones at these contacts, where competency contrast of lithotypes is extreme.

1. Island Deposit Stratigraphic Footwall: mafic flows intercalated with interflow sulphide iron formations, synvolcanic feeder dikes and pipes, at the mafic flow/felsic tuff transition.

2. Island Deposit Stratigraphic Hangingwall: basal contact of phyric flow sequence underlying the Webb Lake sill.

3. Island Deposit Stratigraphic Hangingwall: upper and lower contact of Webb Lake Sill near caldera collapse boundary faults where block and ash flows are deposited. A number of additional surface exploration targets have been identified at the Island Gold Project and more compilation work needs to be carried out.

1.1.30 Plan work for 2005

During 2005, Richmont Mines plans to invest $8 million in exploration in order to complete 14,000 m of drilling and 2,400 m of underground development, which will consist of extending the ramp vertically by approximately 150 m, starting a drift in the Lochalsh Zone and finishing work to fix the ventilation system which will be an emergency exit.

1.1.31 Table of reserves

	December 31, 2004			December 31, 2003
	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces
	(metric)	(g/t Au)	contained	(metric)	(g/t Au)	contained

Beaufor Mine
Proven reserves[1]	165,000	6.98	37,000	223,000	7.38	53,000
Probable reserves[1]	500,000	8.66	139,000	700,000	7.96	179,000

Hammerdown Mine
Proven reserves	-	-	-	13,600	12.69	5,550
Probable reserves	-	-	-	27,400	12.69	11,200

TOTAL GOLD
Proven and
probable reserves	665,000	8.24	176,000	964,000	8.03	248,750
For 2004, based on a gold price of US$400 per ounce and an exchange rate of 1.31; for 2003, US$380 per ounce and an exchange rate of 1.31.

Other Aspects

Environmental Regulation

The principal operations of Richmont Mines are the production of gold from mining development, extraction and processing of minerals and mining exploration to maintain and increase its ore reserves. These operations are subject to various levels of control and strict government regulations, such as laws and regulations in respect of activities related to natural resources and the protection of the environment. The current legislation is a matter of public knowledge, and Richmont Mines cannot foresee any further legislation and amendments that may have a bearing on its operations.

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

Quebec

Provincial legislation in mining matters contemplates the acquisition and ownership of mining titles, safety standards, royalties and mining taxes. The Mining Act (Quebec) ensures the rehabilitation and restoration of lands affected by mining activities. Thus, a person who carries out certain mining work, who operates a mill in respect of certain mineral substances or who carries out certain mining operations in respect of tailings must obtain the approval of the Minister of Natural Resources, Wildlife and Parks (Quebec) (the "MNRWP") for any plan for the rehabilitation and restoration of land affected by its operations; such person must comply with the plan and provide a financial guarantee to that effect. Where a person commences mining operations, it must submit its rehabilitation and restoration plan within one year following the beginning of its activities. The MNRWP may require or impose additional conditions or obligations before giving its approval to the rehabilitation and restoration plan. Such plan, once approved, must be resubmitted every five years for approval by the MNRWP. The MNRWP may review the financial guarantee at any time if it is of the opinion that the guarantee is insufficient and may require additional guarantees. Such amendments also provide that the MNRWP may enjoin a person who has already ceased its mining operations on a particular site to perform the rehabilitation and restoration work required by the presence of tailings. If the person does not comply with any of the aforementioned amendments and regulations, the MNRWP may have the rehabilitation and restoration work executed by a third party at the cost of such person. Richmont Mines does not foresee any difficulty in meeting the requirements under the Mining Act. (Quebec).

Richmont Mines holds certificates of authorization issued by the Minister of the Environment (Quebec) (the "MENV") with respect to its mining operations at the Francoeur Mine, at the Beaufor Mine and of its subsidiary, Camflo Mill Inc. The Company also benefits from acquired rights with respect to the construction of its mill prior to the coming into force of the Environment Quality Act (Quebec). The restoration plan was submitted to the MNRWP and to the MENV on October, 19, 2004.

Newfoundland

Tailings disposal and waste-water control are the key environmental issues for the Nugget Pond and Hammerdown projects. The approximately 500,000 tons of tailings solids produced during the active life of the Nugget Pond Mine and the 300,000 tonnes from the Hammerdown Mine were subjected to the INCO S02-air destruction process for cyanide destruction prior to being released to the tailings pond. Since these submerged tailings occupy only 20% of the pond volume, plenty of space remains for the Hammerdown tailings.

The intention of the environmental program is to return the sites and the watershed to their pre-development state. Reclamation activities should restore the sites' natural capabilities.

Failure to comply with the legislation mentioned above may result in the issuance of an order for the interruption or decrease of operations or even the installation of additional equipment. Richmont Mines may be required to indemnify those who suffer loss or damages due to its mining operations and may be subject to a penalty if it is convicted under the provisions of this legislation.

As planned, the Company closed the Hammerdown Mine in May 2004 and subsequently ensured that the site rehabilitation work was carried out in compliance with the standards established by the province of Newfoundland and Labrador.

In 2004, Richmont Mines guaranteed the restoration of its mining sites through letters of credit in the amount of $1,478,190, whereas in 2003 it resorted to certificates of deposit.

Foreign Sales/Assets

At December 31, 2004, all assets of the Company were located in Canada.

All gold production during the three previous years was generated in Canada, although final sales of gold made to purchasers resident in the United States represented 73% of the Company's total gold revenues in 2004, 94% in 2003 and 92% in 2002.

As at December 31, 2004 and 2003, the Company did not have forward exchange contracts for 2005. As at December 31, 2002, the Company had forward exchange contracts maturing in the year 2003 of US$3,500,000 at an average rate of 1.5686, having a negative fair value of $48,198.

See item 11. "Quantitative and Qualitative Disclosure about Market Risk - Foreign Currency Risk Disclosure" below.

Employees

Richmont Mines offers its employees competitive compensation including attractive benefits and a Stock Option Purchase Plan for management. As at December 31, 2004, Richmont Mines employed a total of 180 workers compared with 232 a year earlier.

During the year 2003, the hourly employees of the Camflo Mill unionized. The negotiations were conducted without any negative impact on the operations and in May 2004, the parties concluded a first bargaining agreement for a three-year period ending December 31, 2006. Richmont Mines' Management is currently negotiating a bargaining agreement for the East Amphi Property. The employees of the Beaufor Mine and Hammerdown mines are not unionized and labour relations are satisfactory.

Gold Marketing and Sales

The profitability of gold mining is directly related to the market price of gold as compared to the cost of production. Gold prices fluctuate widely and are affected by numerous factors, including expectations with respect to the rate of inflation, exchange rates (specifically the US dollar relative to other currencies), interest rates, global and regional political and economic crises and governmental policies with respect to gold holdings by a nation's central bank. The demand and supply of gold usually affect gold prices but not necessarily in the same manner as supply and demand affect the prices of other commodities. The gold available for sale includes a combination of mine production, stock and gold bullion held by governments, public and private financial institutions, industrial organizations and private individuals. As the amounts produced in any single year account for a small portion of the total available supply of gold, normal variations in current production do not have a significant impact on the supply of gold or on its price.

The following table sets out the annual average gold price (London PM fix) in US dollars over the past five years:

	(US$)	Exchange rate	(CAN$)

2000	280	1.49	416
2001	271	1.55	420
2002	310	1.57	487
2003	363	1.40	509
2004	410	1.30	534
2005 (January 1 to May 31)	426	1.23	524

Gold can be easily sold on numerous markets throughout the world and it is not difficult to ascertain its market price at any particular time. Richmont Mines is not dependent upon the sale of its gold to any one customer because of the large number of available gold purchasers.

Richmont Mines occasionally uses put and call options on gold, and forward sales contracts on gold and US dollars. All such hedging policies are previously approved by the Company's Board of Directors. Financial derivatives are used only in accordance with the Company's hedging policy, and not for speculative purposes.

Gold bars are carried between the mills and the refinery by commercial armored truck. These bars are refined at the Royal Canadian Mint refinery in Ottawa under a service contract at competitive rates. Refined metal is sold under forward sales contracts or on the spot market to commercial bullion dealers.

As at December 31, 2004 and 2003, Richmont Mines had no gold hedging contracts.

C. Organization Structure

See Exhibit 8.1

D. Property, Plants and Equipment

See Item 4.B. "Business Overview - Description of Properties."

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The discussion and analysis of the operating results and financial position of the Company for the three years ended December 31, 2002, 2003 and 2004 should be read in conjunction with the Company's consolidated financial statements and the accompanying notes.

A. Operating Results

Year ended December 31, 2004 compared to year ended December 31, 2003

General

In 2004, the markets experienced not only a significant rise in the price of gold, which exceeded the mark of US$450, but also an increase in the value of the Canadian dollar, which averaged US$0.77 in 2004 compared with US$0.71 during the previous year. Although the average price of gold climbed to US$410 in 2004 from US$363 in 2003, the appreciation of the Canadian currency led to a decrease in cash receipts from gold sales and thus limited the benefits associated with the rising gold price for Canadian producers.

Production in 2004

Richmont Mines' gold sales decreased to 69,207 ounces in 2004, compared with 92,892 ounces in 2003. The decline in gold sales in 2004 was due primarily to the reduction of Richmont Mines' gold production, which came to 67,094 ounces, compared with 92,601 ounces in 2003, because of the decrease in grades at the Beaufor Mine and the closure of the Hammerdown Mine in May 2004 as a result of the depletion of its ore reserves.

In 2004, the Hammerdown Mine yielded 40,058 tonnes of ore with an average recovered grade of 12.88 grams per tonne, for total sales of 16,584 ounces of gold produced at a cash cost of US$251, compared with 87,659 tonnes of ore with an average recovered grade of 13.17 grams per tonne, for total sales of 37,118 ounces of gold produced at a cash cost of US$230, in the previous year.

Mining activities at the Beaufor Mine in 2004 generated 266,793 tonnes of ore with an average recovered grade of 6.13 grams per tonne, for total sales of 52,623 ounces of gold produced at a cash cost of US$308, compared with 255,845 tonnes of ore with an average recovered grade of 6.78 grams per tonne, for total sales of 55,774 ounces of gold produced at a cash cost of US$245 in 2003.

These increases in the costs of production are attributable primarily to the decline in the grades of ore extracted from the Beaufor and Hammerdown mines. In addition, since these costs are incurred in Canadian dollars but reported in US dollars, production cash costs were also increased by the appreciation of the Canadian dollar, which rose in value from an average of US$0.71 in 2003 to US$0.77 in 2004.

Summary of operational and financial results for 2004

During 2004, the Company delivered net earnings of $732,096, or $0.05 per share, compared with net earnings of $5,034,541, or $0.32 per share, in 2003.

The Company's mining operations generated annual cash flow of $7,217,715 in 2004 compared with $8,577,419 in 2003, which represents, respectively, 18% and 17% of revenues for each of these years.

The Company has no long-term debt and possessed working capital of $25,925,031 as at December 31, 2004. The Company would have access to various sources of financing if additional capital became necessary to finance its expansion.

Financial aspects

The preparation of financial statements involves making estimates and assumptions that have a significant impact on the reported amounts of revenues, expenses, assets and liabilities. The items most dependent on the use of estimates include the useful life of assets, amortization and depletion calculations based on proven and probable reserves, and the calculation of asset retirement obligations as well as future income and mining taxes. Consequently, future results may differ from these estimates.

Changes in accounting policies

In 2004, the Company adopted the following new accounting policies, which are detailed in note 1 to the Company's consolidated financial statements, that have had a significant impact on the financial statements.

a) In 2003, the Company early adopted the recommendations of the Canadian Institute of Chartered Accountants (CICA) Handbook Section 1100 "Generally Accepted Accounting Principles". In this respect, the Company no longer includes future required additions to property, plant and equipment to extract proven and probable reserves nor those required to classify resources in reserves; this change constitutes a change in accounting principle. In accordance with paragraph 33 c) of Section 1100, this change has been applied prospectively. Following this change in accounting principle, depreciation expense in 2003 amounted to $4,817,968 compared to $6,812,412 in 2002.

b) Effective January 1, 2002, the Company early adopted the new accounting policy related to the recognition of stock-based compensation charge. Since then, the Company uses the fair value method based on the Black & Scholes option pricing model to record the compensation cost related to the issuance of stock options to employees over the vesting period and a related credit to the contributed surplus. The charge for stock-based compensation has been reported as an administration expense in the consolidated statements of earnings. The amounts were, respectively, $902,370 for 2004, $354,102 in 2003 and $1,831,437 for 2002.

Revenues

Precious metal revenues - For the year ended December 31, 2004, revenues from sales of precious metals reached $36,981,017, compared with $48,103,530 in 2003. For 2004, the 23% decline in precious metal revenues was attributable primarily to the 25% decrease in ounces of gold sold by Richmont Mines, which was directly related to the closure of the Hammerdown Mine.

Other revenues - Other revenues totalled $2,660,390 at the end of 2004 and came primarily from activities related to custom milling and from interest revenues. In 2003, other revenues were $2,205,511 and included $1,006,196 in government assistance, as well as interest revenues. For the year 2003, however, no revenues from custom milling were reported.

Expenses

Operating costs - Operating expenses fell from $30,324,791 in 2003 to $26,094,650 in 2004. This reduction of 14% is due primarily to the closure of the Hammerdown Mine, where only 40,058 tonnes of ore were milled in 2004, compared with 87,659 tonnes in 2003. At the Beaufor Mine, 266,793 tonnes of ore were milled in 2004, compared with 255,845 tonnes in 2003.

For the 69,207 ounces of gold sold, the average production cost per ounce was $383 (US$294) in 2004, compared with $336 (US$240) for 2003, when 92,892 ounces of gold were sold. For the two years being compared, these increases can be explained, first of all, by the decline in grades of ore extracted from the Beaufor and Hammerdown mines. Second, the costs per ounce in US dollars are also affected by the appreciation of the Canadian dollar when the costs of production, which are incurred in Canadian dollars but expressed in US dollars, are converted.

Royalties - The royalties paid in 2004 came to $430,325, compared with $851,242 in 2003. In 2004, the difference of 49% in royalties paid relative to 2003 is essentially due to the decline in ounces of gold sold and to the exemption from royalties on the last 13,000 ounces produced at the Hammerdown Mine. According to the agreement that makes this provision, Richmont Mines was exempt from paying royalties on the first 70,000 ounces of gold produced and on all production beyond 130,000 ounces.

Custom milling - In 2004, in order to maximize the use of its mills, Richmont Mines performed custom milling on approximately 76,605 tonnes of ore for several customers. These activities represented expenditures of $973,056 in 2004. Revenues from custom milling are reported in "Other revenues" in the Company's consolidated statements of earnings.

Administration - Administrative expenses reached $3,036,622 in 2004, compared with $2,772,658 in 2003. The difference of 10% between the years 2004 and 2003 is essentially attributable to two factors. The first, which entailed an increase of $548,268 in administrative expenses, concerns the amount attributed to stock-based compensation, which rose from $354,102 in 2003 to $902,370 in 2004. The second, which led to a reduction in expenses, was due to the transfer of a portion of administrative salaries to the entry "Exploration and evaluation of projects" as a result of the increase in Richmont Mines' exploration-related activities in 2004.

Exploration and evaluation of projects - As in previous years, Richmont Mines continued its investments related to exploration and the evaluation of projects. These rose to $3,475,339 in 2004, compared with $3,626,107 in 2003.

At the Beaufor mine, investments in 2004 totalled $980,166, compared with $1,221,682 in 2003. From year to year, these amounts are invested in exploration in order to extend the lifespan of the mine.

At the Hammerdown Mine, the amounts of $248,109 and $515,200 were invested in exploration in 2004 and 2003, respectively. Because the work completed did not yield conclusive results, Richmont Mines had to close the mine in 2004, due to the depletion of the reserves.

In 2004, no major exploration work was performed at the Francoeur Mine. Nonetheless, an agreement was concluded in 2004 between Richmont Mines and Cadillac-West Explorations, which committed itself to investing $0.5 million in exploration by November 22, 2005, after which it will be able to acquire from Richmont Mines a 50% interest in the Norcoeur and Lac Fortune group of properties, which is located in the area of the Francoeur Mine, by completing $2.2 million in exploration work and $1.5 million over three years. In 2003 and 2002, the Francoeur Mine saw exploration work totalling $1,776,152 and $2,331,734, respectively, which was undertaken with the aim of resuming production.

In 2004, an investment of $1,025,491 was made in the Valentine Lake property. Richmont Mines expects to acquire a 70% interest in this project from Mountain Lake Resources by investing an additional amount of $1.5 million before October 31, 2007.

At the Wasamac property, the amount of $290,982 was invested in 2004, compared with $551,320 in 2003.

Investments of approximately $925,361 in 2004 and $421,041 in 2003 were made in Richmont Mines' other properties. These amounts include exploration work done at the Island Gold, Sewell and Cripple Creek properties, located in Ontario, and at Camflo Northwest and Monique, located in Quebec.

Accretion expense of asset retirement obligations - This charge totalled $159,726 in 2004, compared with $150,848 in 2003. As the Company's production and exploration activities are subject to a variety of laws and federal and provincial regulations governing the protection of the environment, the Company has reported the asset retirement obligations for the mining sites on the basis of management's best estimate of the future costs. These estimates may be subject to changes if the laws and regulations are changed or if new contingencies arise.

Depreciation and depletion - The amounts related to depreciation and depletion totalled $3,548,287 in 2004, compared with $4,817,968 in 2003. The differences are attributable primarily to the sales of gold, which fell from 92,892 ounces in 2003 to 69,207 ounces in 2004, as well as to the effect of the change in the accounting policy for reporting depreciation that was adopted in 2003.

Mining and income taxes - In 2004, mining and income taxes were $631,437, compared with $1,725,596 in 2003. This decline is attributable primarily to the reduction in earnings before taxes.

Minority interest - The minority interest recognized in the consolidated results, which totalled $559,869 in 2004, compared with $1,005,290 in 2003, represents the share of earnings due to the minority shareholders of Louvem Mines Inc., in which Richmont Mines owns a 70% interest.

Net earnings

The Company's net earnings reached $732,096, or $0.05 per share, in 2004, compared with $5,034,541, or $0.32 per share, in 2003. The decline is attributable primarily to the decline in precious metal revenues that is due to lower production and lower sales and to the decrease in grades, which entailed an increase in operating expenses.

Assets

The total assets of Richmont Mines increased from $53,495,197 as at December 31, 2003, to $56,193,554 as at December 31, 2004. This increase in assets is primarily the result of expenses incurred in costs of development for the East Amphi property. These expenses contributed to the $10,504,244 increase in fixed assets in 2004. Since these investments were financed with the Company's cash reserves, short-term assets fell by 15% relative to the previous year, to total $30,700,076 as at December 31, 2004.

Future mining and income taxes

Future income and mining taxes were recognized as both assets and liabilities, since the amounts pertain to different corporate entities and various legislations as federal, provincial and mining taxes. Note 6 to the Company's consolidated financial statements provides detailed information about tax rate reconciliation as well as future income tax assets and liabilities.

As at December 31, 2004, future income tax assets totalled $1,689,760, after valuation allowance was accounted for in the balance sheet, compared to $1,134,452 in 2003. The increase is due to the decrease in the valuation allowance because the Company consider it is more probable to recover the tax assets.

All future income tax liabilities, which total $1,490,336, were recorded as of December 31, 2004, compared to $672,061 as of December 31, 2003.

The available non-refundable provincial tax credits of $961,338 that can be carried forward for ten years were not recorded as tax assets because the Company is not confident that they will be used in future years.

Shareholders' equity

The change in shareholders' equity results mainly from the increase in capital stock and contributed surplus. Capital stock rose from $28,346,424 in 2003 to $29,236,630 in 2004 as a result of the issue of common shares following the exercise of options as well as private flow-

through share financing. The contributed surplus rose from $2,008,971 in 2003 to $2,894,356 in 2004. The difference of $885,385 is primarily attributable to the charge for stock-based compensation.

At year-end 2004, Richmont Mines had 16,169,653 shares outstanding and had 1,842,500 options under its stock-option purchase plan.

Commitments and contingency

In July 2001, Richmont Mines reached an agreement with the Quebec Ministry of Natural Resources entitling the Company to a total of $2.7 million in government assistance. However, if the conditions stated below arise, the amount may become repayable in three equal payments of $900,000:

  The Beaufor Mine remains in production for the twelve months of each of the reference years, which begin on August 1 and end on July 31 in each of 2005, 2006 and 2007.

  The average price of gold for each of the reference years exceeds US$325 per ounce.

Since it was not possible to determine the amount of any such repayment as at December 31, 2004, no provision was recorded for this purpose.

In addition, the Company is subject to royalty payments on the output of the Beaufor Mine and also on certain other properties, if they enter into commercial production which are detailed under Item 4.B, 1.1.4 above.

U.S. GAAP Reconciliation

Please refer to note 18 to the audited consolidated financial statements included herein.

A. Operating Results

Year ended December 31, 2003 compared to year ended December 31, 2002

General

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

Production in 2003

Richmont Mines' gold sales were slightly lower than anticipated, declining from 102,690 ounces in 2002 to 92,892 ounces in 2003. The Hammerdown Mine sold 37,118 ounces of gold at a cash cost of US$230 per ounce compared with 48,316 ounces at a cash cost of US$159 in 2002. As for the Beaufor Mine, it sold 55,774 ounces of gold at a cash cost of US$245 compared with 54,374 ounces at a cash cost of US$163 in 2002. The increase in production costs is primarily attributable to the fact that the grades of ore obtained at the Beaufor and Hammerdown mines in 2003 were closer to reserve grades. Because cash costs are incurred in Canadian dollars and presented in American dollars, the appreciation of the Canadian dollar, which rose in value from an average of US$0.64 in 2002 to US$0.71 in 2003, also increased production costs.

Summary of operational and financial results for 2003

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

Change in an accounting policy

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

  Disclosure of Guarantees

The Company has no guarantees other than those disclosed in notes 5, 14 and 15 of the consolidated financial statements, its main guarantees being asset retirement obligations.

These changes, described in note 1 of the consolidated financial statements, had a significant impact on earnings, results and balance sheets.

Revenues

Given the increase in the market price of gold in 2003, Richmont Mines maintained its revenues at a level similar to that attained in 2002, despite a slight decrease in production. The average selling price of gold obtained in 2003 was $518 (US$370) per ounce compared with $487 (US$310) per ounce in 2002. In fact, Richmont Mines posted precious metal revenues of $48,103,530 in 2003 compared with revenues of $49,815,082 in 2002.

Expenses

Operating cost - Ore production from the Beaufor Mine was 70,000 tons higher in 2003 than 2002. However, since grades were lower, the number of ounces of gold sold was slightly lower than last year. The greater amount of ore produced accounts for most of the increase in operating costs, which rose from $25,403,492 in 2002 to $30,324,791 in 2003.

Royalties - The royalties paid in 2003 came to $851,242, compared with $675,177 in 2002. The increase of 26% was primarily attributable to the fact that 30,400 ounces were exempt from royalties in 2002. According to a agreement, Richmont Mines was exempt from paying royalties on the first 70,000 ounces of gold produced and on all production beyond 130,000 ounces at the Hammerdown Mine.

Administration - Administrative expenses reached $2,772,658 in 2003, compared with $3,874,181 in 2002. The decline by $1,101,523 can be explained primarily by a decrease in the amount coming from stock-based compensation.

Exploration and evaluation of projects - The Company recognized expenses of $3,626,107 for exploration and project evaluation in 2003. This represents a total investment of $4,820,706 over the course of the year minus $1,194,599 in tax credits applied directly against these costs.

At the Beaufor Mine, investments in 2003 totalled $1,221,682 compared with $808,244. These amounts were invested in exploration in order to extend the lifespan of the mine. At Hammerdown Mine, the amounts of $515,200 and $384,595 were invested in exploration to increase reserves in 2003 and 2002, respectively. In 2003 and 2002, the Francoeur Mine saw exploration work totalling $1,776,172 and $2,331,734 respectively, which was undertaken with the aim of resuming production.

At the Wasamac property, the amount of $551,320 was invested in 2003 and $29,412 in 2002. The exploration programs completed yielded interesting results, and additional amounts will be invested with the goal of completing work in the coming years to evaluate the property's potential.

The amount of $421,021 in 2003 and $20,008 in 2002 were made in Richmont Mines other properties. These amounts include exploration work done at the Sewell and Cripple Creek properties, located in Ontario, and at Camflo Northwest and Monique, located in Quebec.

Accretion expense of asset retirement obligations - This charge totalled $150,848 in 2003 and $142,984 in 2002. As the Company's production and exploration activities are subject to a variety of laws and federal and provincial regulations governing the protection of the environment, the Company has reported the asset retirement obligations for the mining sites on the basis of management's best estimate of the future costs. These estimates may be subject to changes if the laws and regulations are changed or if new contingencies arise.

Depreciation and depletion - The amounts related to depreciation and depletion totalled $4,817,968 in 2003 compared with $6,812,412 in 2002. The differences are attributable primarily to the sales of gold, which fell from 102,690 ounces in 2002 to 92,892 ounces in 2003, as well as to the effect of the change in the accounting policy for reporting depreciation that was adopted in 2003.

Mining and income taxes - In 2003, mining and income taxes were $1,725,596, compared with $3,935,969 in 2002. This decline is attributable primarily to the reduction in earnings before taxes.

Minority interest - The minority interest recognized in the consolidated results, which totalled $1,005,290 in 2003, compared with $31,427 in 2002, represents the share of earnings due to the minority shareholders of Louvem Mines Inc., in which Richmont Mines owns a 69% interest.

Net earnings

The Company's net earnings reached $5,034,541, or $0.32 per share in 2003, compared with $7,072,568, or $0.46 per share in 2002. The decline is attributable to the decrease in grades, which entailed an increase in operating expenses. The decrease in grades give a total of $92,892 ounces sold in 2003 compared to 102,690 in 2002.

Assets

The total assets of Richmont Mines increased from $46,038,700 as at December 31, 2002 to $53,495,197 as at December 31, 2003. Short-term assets remained relatively stable, standing at $36,135,906 at year-end 2003, and representing almost 68% of total assets. The other items accounting for this increase in assets are:

- Security deposits, which totalled $1,286,061 compared with $19,000 in 2002.

- The acquisition of new properties and investments at existing mines, net of depreciation, increased assets by $4,771,877.

- Future mining and income taxes, which amounted to $1,134,452.

Future mining and income taxes

Since the Company anticipates that it is more likely than not that it will recover a portion of its future tax assets, an amount of $1,134,452 was accounted for in the balance sheet. Note that future income and mining taxes were recognized as both assets and liabilities, since the amounts pertain to different corporate entities and various legislations as federal, provincial and mining taxes. All tax liabilities, which total $672,061, were recorded. Note 7 of the consolidated financial statements provides detailed information about tax conciliation as well as future income tax assets and liabilities.

Shareholders' equity

The change in shareholders' equity results mainly from the annual earnings recorded as retained earnings. Furthermore, capital stock increased from $26,740,292 in 2002 to $28,189,056 in 2003 as a result of the issue of common shares following the exercise of options as well as private flow-through share financing.

The Stock Option Purchase Plan was amended at the 2003 meeting of shareholders. At year-end 2003, Richmont Mines had only 16,073,653 shares outstanding and had granted 1,845,500 options.

B. Liquidity and Capital Resources

As at December 31, 2004, the Company had $25,269,901 in cash and cash equivalents, compared with $29,083,879 in 2003. The change of 13% compared with 2003 is essentially attributable ot the major investments incurred in 2004. Capital expenditures were 12.6 million dollars, of which 10.5 million dollars is attributable to the East Amphi property.

Cash flow from operations

The decline in the Company's net earnings affected cash flow from operations before net change in non-cash working capital and payments of asset retirement obligations, which fell from $10,900,358 in 2003 to $6,075,315 in 2004 mainly due to decrease in net earnings.

Cash flow used in investments

In 2004, Richmont Mines made major investments in exploration at the East Amphi Property at a total cost of $10,504,244. In 2003, a total of $7,104,894 was invested in the acquisition of the property. Just as last year, much development work was performed at the Beaufor Mine, at a cost of $1,478,118, whereas these costs totalled $1,255,345 in 2003.

In 2004, security deposits totalling $1,286,061 were made, principally to ensure the restoration of Richmont Mines' mining sites. On the other hand, the Company now has a credit facility of $3 million, with no security requirement other than the maintenance of cash and cash equivalents in excess of $10 million, for the issuance of letters of credit in regard to the settlement of asset retirement obligations.

In 2004, an investment of $642,216 is recorded under the caption "Other investments". This investment contributed primarily to site improvement work at the Camflo Mill for the restoration of its tailings site. In 2003, the sum of $681,020 was also invested to restore the mill building and its equipment. In addition, in the course of the year 2003, $318,003 went to the purchase of the Sewell and Cripple Creek properties in Ontario.

Cash flow from financing activities

During fiscal year 2004, the Company issued 203,000 shares following the exercise of stock options for an amount of $705,650. It also completed a private placement by issuing 110,000 common shares for an amount of $770,000. Through its share buyback program, Richmont Mines also redeemed 217,000 common shares for a total amount of $1,088,001.

In 2003, the Company issued 380,900 shares following the exercise of stock options for an amount of $1,158,320 in. It completed a private placement by issuing 60,753 common flow-through shares for a net amount of $500,000. The same year, Richmont Mines redeemed 115,300 common shares through its share buyback program for a total amount of $577,201.

As at December 31, 2003, Richmont Mines Inc. had working capital of $31,183,975, cash and cash equivalents of $29,083,879 and no long-term debt. Consequently the Company has sufficient liquidity for the present requirements. Capital expenditures were 9.3 million dollars, of which 7.10 million dollars is attributable to the East Amphi property.

Commitments and contingency

During 2004, the Company intends to invest up to $6 million in exploration on the East Amphi mining property. Initiated in January 2004, this work will mainly involve the driving of an access ramp, the lateral development of exploration drifts and a major drilling campaign.

In July 2001, Richmont Mines reached an agreement with the Quebec Ministry of Natural Resources entitling the Company to a total of $2.7 million in government assistance, an amount which may become repayable under certain conditions. Since it was not possible to determine the amount of any such repayment as at December 31, 2003, no provision was recorded for this purpose.

U.S. GAAP Reconciliation

Please refer to note 18 to the audited consolidated financial statements included herein.

C. Research and Development, Patents and Licenses, etc.

None

D. Trend Information

Richmont Mines experienced a slight decline in gold production during for the first quarter of 2005 compared to the same period in 2004. This decline is expected to continue in 2005 compared to 2004 because Richmont recently announced an eight-week shut down at the Beaufor

Mine during the third quarter of 2005 to advance development and underground definition drilling.

E. Off-Balance Sheet Arrangements

The Company did not have any off-balance sheet arrangements as of December 31, 2004 that have or are reasonably likely to have a current or future effect on the Company's financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

F. Tabular Disclosure of Contractual Obligations

As of December 31, 2004, the Company had the following long-term liabilities required to be reflected on the Company's balance sheet under Canadian generally accepted accounting principles.

		Payments due by period
		Less than
Contractual obligations	Total	1 year	1-3 years	3-5 years
Asset retirement obligations	$2,967,867	-	$1,132,732	$1,835,135

As of December 31, 2004, the Company had no long-term debt obligations, capital lease obligations, operating lease obligations or purchase obligations.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Names, municipalities of residence, offices and principal occupations of the directors and senior executives of the Company are as follows

Name and Municipality	Office held with the		Director or
of Residence	Company	Principal Occupation	Officer since

Jean-Guy Rivard	Chairman of the Board	Chairman of the Board of	Feb. 25, 1981
Rouyn-Noranda (QC)	and Director	Richmont Mines
Canada

Louis Dionne, Eng.	President, Chief	President of Richmont Mines	Dec. 2, 2002
Oakville (ON)	Executive Officer and
Canada	Director

Denis Arcand	Director	President of 149220 Canada Inc. (a	Sept. 28, 1995
Brossard (QC)		financial holding and consulting
Canada		company)

Gilles Loiselle, CP	Director	Advisor to the Chairman of the	July 8, 1996
Montreal (QC)		Executive Committee, Power
Canada		Corporation of Canada (holding
and management company)

Réjean Houle	Director	Ambassador, Canadien Hockey	Jan. 27, 1989
Montreal (QC)		Club Inc.
Canada

Martin Rivard	Executive	Executive Vice President of	Nov. 14. 2000
Rouyn-Noranda (QC)	Vice Président	Richmont Mines
Canada

Jean-Yves Laliberté, CA	Vice President, Finance	Vice President, Finance of	Sept. 5, 1989
Rouyn-Noranda (QC)		Richmont Mines
Canada

Campbell Stuart	Secretary	Partner, Colby, Monet, Demers,	July 23, 2002
Montreal (QC)		Delage & Crevier, law firm
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

B. Compensation

Remuneration of Directors

On April 24, 2003, the board of directors of the Company adopted an amendment to the remuneration plan for the directors who are not senior officers of the Company or its affiliates or who do not receive any remuneration as such. Pursuant to the remuneration plan as amended, an annual fee of $3,500 is paid to each such director plus an attendance fee of $500 per meeting. As such, four directors have received an aggregate remuneration of $25,500 during the year ended December 31, 2004.

Remuneration of senior officers

During the year ended December 31, 2004, an aggregate of $749,638 (including all personal benefits) was paid to the four (4) senior officers of the Company.

The following information indicates the remuneration paid for the financial year ended December 31, 2004 to the Company's Chairman of the Board, President and Chief Executive Officer and Vice-President, Finance (collectively, the "Named Executive Officers").

Summary Compensation Table

	Annual
	Compensation(1)		Long-Term Compensation
			Awards
							Market value
							of securities
			Shares	Options			underlying		All Other
			Under	exercisable /	% of	Exercise	option on the	Expiration	Compen-
Name and Principal	Salary	Bonus	Options	not	Options	price	date of grant	date	sation
Position	($)	($)	(#)	exercisable	granted	($/security)	($/Security)		($)
Jean-Guy Rivard
Chairman of the	284,521	Nil	150,000	150,000/0	44.1%	$6.60	$6.60	09-01-14	Nil
Board

Louis Dionne
President and Chief	204,775	Nil	Nil	Nil	N/A	N/A	N/A	N/A	Nil
Executive Officer

Jean-Yves Laliberté
Vice President,	110,583	Nil	50,000	10,000/40,000	14.7%	$6.60	$6.60	09-01-14	Nil
Finance

(1) Does not include perquisites and other personal benefits, securities or property, the aggregate of which is no greater than the lesser of $50,000 and 10% of the total of the annual salary and bonus of the Named Executive Officer for the financial year.

The Company has an Employee and Director Stock Option Plan (the "Plan"), adopted April 18, 1995 amended May 22, 1997, April 23, 2002, May 15, 2002 and May 14, 2003 for the benefit of senior officers, employees and directors of the Company and its affiliates. Subject to the requirements of the Plan, the Board of Directors of the Company has the authority to select those directors and employees to whom stock options will be granted, the number of stock options to be granted to each director and employee and the price at which shares of common stock may be purchased. The exercise price for purchasing shares of common stock upon exercise of a stock option granted under the Plan will be determined by the Board of Directors at the time the stock option is granted but cannot be less than the closing price of the common stock on the Toronto Stock Exchange on the trading day preceding the date of grant. The stock options are not transferable. The aggregate number of shares of common stock at any time that will be available for issuance under the Plan or pursuant to other outstanding stock options to insiders will not be permitted to exceed 10% of the shares of common stock then outstanding and the aggregate number of shares of common stock at any time available for issuance under the Plan or pursuant to other outstanding stock options to any one person will not be permitted to exceed 5% of the shares of common stock then outstanding. Each stock option, unless sooner terminated pursuant to the provisions of the Plan, will expire on a date to be determined by the Board of Directors at the time the stock option is granted, which date will not be later than ten (10) years from the date the stock option is granted. The Plan does not provide for the Company to provide any financial assistance to optionees to enable them to exercise stock options granted thereunder. The Board of Directors may amend or terminate the Plan provided that amendments which materially increase benefits under the Plan, materially increase the number of shares of common stock which may be issued thereunder or materially modify the eligibility requirements therefor will require shareholder approval and any material amendment will require approval of the Toronto Stock Exchange.

The following table sets forth information concerning stock options granted during 2004 to the Company's directors and executive officers.

	Shares under	Options
Name and Principal	options granted	exercisable /
Position	during 2004	not exercisable	Exercise price	Expiration date
	(#)		($/security)

Jean-Guy Rivard	150,000	150,000/0	$6.60	09-01-14
Chairman of the Board

Jean-Yves Laliberté	50,000	10,000/40,000	$6.60	09-01-14
Vice President, Finance

The Company has directors' and officers' liability insurance for a maximum amount of $5,000,000 for which the Company pays an annual premium of $61,312. The insurance policy does not contain a deductible for the directors and officers but a deductible of $100,000 per event.

No director or executive officer of the Company is currently indebted to the Company or was indebted to the Company during the year ended December 31, 2004.

No funds were set aside or accrued by the Company during 2004 to provide pension, retirement or similar benefits.

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

C. Board Practices

The directors serve as directors of the Company from their election on the day of the Annual General Meeting of the Company, last held on May 12, 2005, until the next Annual General Meeting or until a successor is duly elected.

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

The Compensation Committee reviews annually the compensation paid to the directors by taking into account and comparing it with compensation paid to directors of comparable companies. At its last meeting held on February 17, 2005, the Compensation Committee decided to maintain the directors' compensation to an annual fee of $3,500 and an attendance fee of $500 per meeting for the coming year. The Compensation Committee meets at least annually. In 2004 the Compensation Committee held one meeting.

The Compensation Committee takes into account senior management's responsibilities and workload in setting each member's compensation. The Committee favours competitive compensation in order to keep competent key employees.

The Audit Committee meets at least twice a year in order to review the Company's financial position, meets with auditors and analyzes performance, existing and potential investments and the mining property portfolio. In 2004, the Audit Committee met two times. The Audit Committee Charter is annexed hereto as Exhibit 15.1.

D. Employees

The number of employees of the Company as of December 31, 2004, 2003 and 2002 was 180, 232 and 234, respectively. The distribution of the employees was the following:

Category of Activity or	December 31,
Geographical Location	2004	2003	2002
Corporate Office	12	12	11
Exploration	11	2	-
Beaufor	123	118	105
Camflo	28	27	26
Newfoundland	6	73	73
Francoeur	0	0	19
Total	180	232	234

E. Share Ownership

Set forth below is the amount of the Company's common stock and options owned by the Company's directors and executive officers as of May 31, 2005.

Shareholdings of Directors and Executive Officers

Shareholdings of Directors and Executive Officers

Title of	Identity of Person or	Stock options currently	Number of	Percent of
class	Group	Exercisable/	Shares of	Class (1)
		Unexercisable	Common
			Stock
			Beneficially
			Owned
Common	Jean-Guy Rivard (2)	750,000 / 0	1,050,000	10.28%
Common	Denis Arcand	30,000 / 0	6,348	0.21%
Common	Louis Dionne	500,000 / 0	6,000	2.89%
Common	Réjean Houle	0 / 0	37,000	0.21%
Common	Martin Rivard	100,000 / 50,000	3,000	0.87%
Common	Jean-Yves Laliberté	20,000 / 30,000	1,000	0.29%
Common	Campbell Stuart	12,000 / 8,000	0	0.11%
	Total Officers/Directors			14.86%

(1) Based upon 16,104,053 shares outstanding at May 31, 2005 and 1,412,000 stock options exercisable within 60 days of May 31, 2005 by all directors and officers as a group.

(2) 1,000,000 are held indirectly through Les Entreprises Tremoy Ltee, a private company controlled by Mr. Rivard and 50,000 are directly held.

Information regarding the outstanding stock options held by directors and executive officers of the Company as of May 31, 2005, is set forth below.

Stock Options Outstanding

Name	Number of shares of	CAN$	Expiration
	common stock option	Exercise price	date
Jean-Guy Rivard	100,000	1.75	06-22-2005
Jean-Guy Rivard	100,000	1.65	05-30-2006
Jean-Guy Rivard	100,000	1.78	01-08-2007
Jean-Guy Rivard	100,000	3.10	03-18-2007
Jean-Guy Rivard	200,000	4.72	12-01-2007
Jean-Guy Rivard	150,000	6.60	01-14-2009
Denis Arcand	20,000	1.75	06-22-2005
Denis Arcand	10,000	1.92	09-27-2005
Louis Dionne	100,000	4.60	05-01-2007
Louis Dionne	400,000	4.72	12-01-2007
Martin Rivard	50,000	4.25	07-07-2007
Martin Rivard	100,000	4.72	12-01-2007
Jean-Yves Laliberté	50,000	6.60	01-14-2009
Campbell Stuart	20,000	5.50	12-19-2007
Total	1,500,000

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Except for Jean-Guy Rivard, as disclosed in item 6.E "Directors, Senior Management and Employees - Share Ownership" above, the Company does not know of any person who owns, beneficially, directly or indirectly, more than 5% of any class of the Company's voting securities, other than:

- Sprott Asset Management Inc., Toronto, Ontario which held, as of March 31, 2005, 1,720,462 (1,744,962 as at March 31, 2004 and 2,887,187 in 2003) common shares representing 10.7% (10.8% in 2004 and 18.1% in 2003) of the outstanding shares of the Company's common stock;

- Gestion Sodemex inc., 65 Sainte-Anne Street, 12th Floor, Quebec, Quebec G1R 3X5 Canada which held, as of March 31, 2005, 944,634 (1,309,134 in 2004 and 2,184,734 in 2003) common shares representing 5.9% (8% in 2004 and 13.7% in 2003) of the outstanding shares of the Company's common stock.

There has been no significant change in the percentage ownership of company common stock held by Jean-Guy Rivard during the past three years.

Such major shareholders do not have different voting rights from the Company's other shareholders.

On December 31, 2004, the shareholders' list for the Company's common stock showed 276 registered shareholders and 16,169,653 shares outstanding. 135 (48.9%) of these shareholders were US residents, owning 3,060,057 shares representing approximately 18.9% of the issued and outstanding shares of common stock.

The Company is not directly or indirectly owned or controlled by another corporation(s) or by any foreign government or by any other national or legal person(s), severally or jointly.

The Company has no knowledge of any arrangements that may, at a subsequent date, result in a change of control of the Company.

B. Related Party Transactions

None

C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.         Consolidated Statements and Other Financial Information

The following consolidated financial statements of the Company are attached to this Annual Report:

Report of the Independent Registered Public Accounting Firm dated January 21, 2005

Consolidated Balance Sheets at December 31, 2004 and December 31, 2003

Consolidated Statements of Earnings for the Years ended December 31, 2004, December 31, 2003 and December 31, 2002

Consolidated Statements of Retained Earnings for the Years ended December 31, 2004, December 31, 2003 and December 31, 2002

Consolidated Statements of Cash Flow for the Years ended December 31, 2004, December 31, 2003 and December 31, 2002

Notes to consolidated financial statements

Reference is made to Items 10 A. 2. and 17 for further details relating to the consolidated financial statements of the Company included in this Annual Report.

The Company has not declared or paid any dividends on its common shares since its incorporation. Richmont Mines has no current plans to pay dividends on its common shares. Its present policy is to retain earnings to finance its capital expenditures program. In the future, the Board of Directors will declare dividends according to its assessment of the financial position of the Company, taking into account its financing requirements for future growth and other factors that the Board of Directors may deem relevant in the circumstances.

The Company knows of no active, pending or overtly threatened legal or arbitration proceeding to which the Company is a party or to which any of its properties is subject which may have, or has had in the recent past, a significant effect on the Company's financial position or profitability.

B. Significant Changes

No significant change has occurred since December 31, 2004 in the Company's financial condition or results of operations.

ITEM 9. THE OFFER AND LISTING

The Company's common stock is traded on the Toronto Stock Exchange and the American Stock Exchange.

Toronto Stock Exchange

Set forth below are the high and low sales prices on the Toronto Stock Exchange for actual trades of shares of the Company's common stock for the periods indicated.

Last Five Full Years
Toronto Stock Exchange
Common Stock Trading Activity

	- Sales -
	Canadian Dollars
Year Ended	High	Low
December 31, 2000	$2.75	$1.20
December 31, 2001	$2.24	$1.20
December 31, 2002	$6.74	$1.75
December 31, 2003	$6.90	$3.80
December 31, 2004	$6.90	$4.00

Last Two Full Years
Toronto Stock Exchange
Common Stock Trading Activity

	- Sales -
	Canadian Dollars
Quarter Ended	High	Low
March 31, 2003	$6.40	$4.35
June 30, 2003	$5.00	$3.82
September 30, 2003	$6.48	$3.80
December 31, 2003	$6.90	$5.50
March 31, 2004	$6.90	$5.54
June 30, 2004	$6.30	$4.26
September 30, 2004	$5.05	$4.00
December 31, 2004	$5.60	$4.60

Last Six Months
Toronto Stock Exchange
Common Stock Trading Activity

	- Price -
	Canadian Dollars
Month Ended	High	Low
December 31, 2004	$5.51	$4.80
January 31, 2005	$5.35	$4.90
February 28, 2005	$5.20	$4.58
March 31, 2005	$4.95	$4.00
April 30, 2005	$4.30	$4.00
May 31, 2005	$5.00	$4.24

On May 31, 2005, the closing price for the Company's common stock on the Toronto Stock Exchange $4.98.

American Stock Exchange

Effective on March 6, 1997, the Company's common stock was listed for trading on the American Stock Exchange under the symbol RIC. Set forth below are the high and low sales prices on the American Stock Exchange for actual trades of shares of the Company's Common Stock for the periods indicated.

Last Five Full Years
American Stock Exchange
Common Stock Trading Activity

	- Sales -
	US Dollars
Year Ended	High	Low
December 31, 2000	$2.00	$0.75
December 31, 2001	$1.47	$0.80
December 31, 2002	$4.40	$1.05
December 31, 2003	$5.29	$2.78
December 31, 2004	$5.39	$3.00

Last Two Full Years
American Stock Exchange
Common Stock Trading Activity

	- Sales -
	US Dollars
Quarter Ended	High	Low
March 31, 2003	$4.33	$2.95
June 30, 2003	$3.58	$2.78
September 30, 2003	$4.77	$2.85
December 31, 2003	$5.29	$4.16
March 31, 2004	$5.39	$4.12
June 30, 2004	$4.81	$3.15
September 30, 2004	$4.05	$3.00
December 31, 2004	$4.76	$3.85

Last Six Months
American Stock Exchange
Common Stock Trading Activity

	- Sales -
	US Dollars
Month Ended	High	Low
December 31, 2004	$4.72	$3.90
January 31, 2005	$4.50	$4.00
February 28, 2005	$4.15	$3.71
March 31, 2005	$3.98	$3.29
April 30, 2005	$3.46	$3.20
May 31, 2005	$3.99	$3.35

On May 31, 2005, the closing price for the Company's common stock on the American Stock Exchange was US$3.98.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

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

(c) issue bills, bonds (debentures) and debenture-stock or other securities of the Company for such amounts and on such conditions they deem appropriate, and give as security or sell them for the amounts and prices deemed suitable

(d) hypothecate, pledge, pawn, assign and convey the movable or immovable property, present or future, of the Company, to secure payment of such bonds or other securities, or give only part of such guarantees for the same purposes; and constitute the aforementioned hypothecation, pledge, pawn, assignment and conveyance by way of a trust deed, or in any other manner; and

(e) delegate to one or more members of management or to one or more directors of the Company who may be designated by the Directors, all or part of the powers conferred by the aforementioned clause to the extent and in the manner that the Board of Directors determines in such delegation of the said powers.

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

C. Material Contracts

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

Richmont Mines' investment in Patricia Mining will be used to partly finance a $2.5 million exploration program on the Island Gold project situated in Ontario. The exploration program is expected to begin shortly and will include surface drilling, dewatering of the Lochalsh ramp, underground drilling, and both lateral and vertical underground development. The planned underground program is aimed at defining resources at the Island Gold project. Patricia Mining is expected to complete this program before the end of September 2004. Richmont Mines will then be able to exercise its option and advance the project towards commercial production by funding development work up to a maximum of $10.0 million within 24 months in order to acquire a 55% managing interest in the joint venture.

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

D. Exchange Controls

There are no governmental laws, decrees, regulations or other legislation in Canada that may affect the export or import of capital, or the remittance of interest, dividends or other payments to non-residents holders of the Company's common shares, except that any remittance of dividends to United States residents are subject to a 15% withholding tax (5% if the shareholder is a corporation owning at least 10% of the common shares of the Company) pursuant to Article X of the reciprocal income treaty between Canada and the United States.

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

In 1988, the ICA was amended pursuant to the North American Free Trade Agreement dated January 2, 1988 between Canada and the United States to relax the restrictions of the ICA. As a result of these amendments, except where the Canadian business is in the cultural, oil and gas, uranium, financial services or transportation sectors, the threshold for direct acquisition of control by US investors and other foreign investors acquiring control of a Canadian business from US investors has been raised from $5 million to $150 million of gross assets, and indirect acquisitions are not reviewable.

In addition to the foregoing, the ICA requires that all other acquisitions of control of Canadian businesses by non-Canadians are subject to formal notification to the Canadian government.

E. Taxation

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

Dividend

In the case of any dividends paid to non-residents, the Canadian tax is withheld by the Company, which remits only the net amount to the shareholder. By virtue of Article X of the Treaty, the rate of tax on dividends paid to residents of the United States is generally limited to 15% of the gross dividend (or 5%, in the case of certain corporate shareholders owning at least 10% of the

Company's voting shares). In the absence of treaty provisions, the rate of Canadian withholding tax imposed on non-residents is 25% of the gross dividend. Stock dividends received by nonresidents from the Company are taxable by Canada as ordinary dividends.

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

Certain United States Federal Income Tax Consequences

The following is a summary of the material US federal income tax consequences of the acquisition, ownership and disposition of common shares of the Company by a US Holder (as defined below) that holds the common shares as a capital asset. The discussion does not cover all aspects of US federal income taxation that may be relevant to, or the actual tax effect that any of the matters described herein will have on, the acquisition, ownership or disposition of common shares of the Company by particular shareholders, and does not address state, local, foreign or other tax laws. In particular, this summary does not address tax considerations applicable to persons that own (directly or indirectly) 10 percent or more of the Company's voting shares, nor does this summary discuss all of the tax considerations that may be relevant to certain types of persons subject to special treatment under the US federal income tax laws (such as financial institutions, insurance companies, persons liable for the alternative minimum tax, individual retirement accounts and other tax-deferred accounts, tax-exempt organisations, dealers in securities or currencies, persons that hold the common shares as part of straddles, hedging transactions or conversion transactions for US federal income tax purposes or persons whose functional currency is not the US dollar).

As used herein, the term "US Holder" means a beneficial owner of the Company's common shares that is (i) a citizen or resident of the United States for US federal income tax purposes, (ii) a corporation, or other entity treated as a corporation, created or organised under the laws of the United States or any State thereof, (iii) an estate the income of which is subject to US federal income tax without regard to its source or (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more US persons have the authority to control all substantial.

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

Distributions on Common Shares of the Company

General. US Holders receiving dividend distributions (including constructive dividends) with respect to common shares of the Company are required to include in gross income for United States Federal income tax purposes the gross amount of such distributions to the extent that the Company has current or accumulated earnings and profits (as determined for US federal income tax purposes), without reduction for any Canadian income tax withheld from such distributions. Such income will be foreign source dividend income and generally will not be eligible for the dividends received deduction allowed to corporations. Canadian tax withheld from such distributions may be credited, subject to certain limitations, against the US Holder's United States Federal income tax liability or, alternatively, may be deducted in computing the US Holder's United States Federal taxable income by those who itemize deductions. (See more detailed discussion in the section captioned "Foreign Tax Credit" below). To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a return of capital up to the US Holder's adjusted basis in the common shares, and then as capital gain. Preferential tax rates for long-term capital gains are applicable to a US Holder that is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a US Holder that is a corporation. The Company does not maintain calculations of its earnings and profits in accordance with US federal tax accounting principles.

The Jobs and Growth Tax Relief Reconciliation Act of 2003 (the "Act") amended provisions of the Code regarding the taxation of dividends effective as of January 1, 2003 for calendar year taxpayers. In general, under the Act dividends paid by qualified corporations to non-corporate taxpayers will be taxed at the same rate as capital gains, rather than at the higher ordinary income tax rate. A foreign corporation such as the Company is a qualified corporation to the extent that the dividends are paid with respect to stock that is readily tradable on an established securities market in the United States. Accordingly, dividends paid with respect to shares of the Company that are registered to trade on the American Stock Exchange (or any other future established US securities market on which the Company's shares may be listed in the future) should be eligible for the reduced tax rate. Eligibility for the reduced tax rate is dependent on satisfying a holding period and certain other limitations. The reduced tax rate also cannot be claimed with respect to dividends that are included as investment income for purposes of the limitation on the deduction of investment interest.

Foreign Currency Dividends. Dividends paid in Canadian dollars will be included in income in a US dollar amount calculated by reference to the exchange rate in effect on the day the dividends are received by the US Holder, regardless of whether the Canadian dollars are converted into US dollars at that time. If dividends received in Canadian dollars are converted into US dollars on the day they are received, the US Holder generally will not be required to recognize foreign currency gain or loss with respect to the dividend income.

Effect of Canadian Withholding Taxes. As discussed above in Taxation, Dividend, under current law payments by the Company to foreign investors are subject to a 25 % Canadian withholding tax. The rate of withholding applicable to US Holders that are eligible for benefits under the Treaty generally is reduced to a maximum rate of 15% (except for certain corporate holders). For US federal income tax purposes, US Holders will be treated as having received the amount of Canadian taxes withheld by the Company, and as then having paid over the withheld taxes to the Canadian taxing authorities. As a result of this rule, the amount of dividend income included in gross income for US federal income tax purposes by a US Holder with respect to the payment of dividends may be greater than the amount of cash actually received (or receivable) by the US Holder from the Company with respect to the payment.

US Holders that are accrual basis taxpayers must translate Canadian taxes into US dollars at a rate equal to the average exchange rate for the taxable year in which the taxes accrue, while all US Holders must translate taxable dividend income into US dollars at the spot rate on the date received. This difference in exchange rates may reduce the US dollar value of the credits for Canadian taxes relative to the US Holder's US federal income tax liability attributable to a dividend.

Foreign Tax Credit

Subject to certain limitations, a US Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of common shares of the Company may be entitled, at the option of the US Holder, to either a deduction or a tax credit for such foreign tax paid or withheld. US Holders that are eligible for benefits under the Treaty will not be entitled to a foreign tax credit for the amount of Canadian taxes withheld in excess of the 15 % maximum rate available under the Treaty, and with respect to which the US Holder can obtain a refund from the Canadian taxing authorities. Generally, it will be more advantageous to claim a credit because a credit reduces United States Federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer's income subject to tax. This election is made on year-by-year basis and applies to all foreign income taxes (or taxes in lieu of income tax) paid by (or withheld from) the US Holder during the year. There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the US Holder's United States income tax liability that the US Holder's foreign source income bears to his/her or its worldwide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Under the Act, beginning in 2003, taxpayers also must account for the rate differential on dividend income (i.e., the difference between the highest applicable tax rate and the highest dividend tax rate) in applying these limitations. Complex rules govern this classification process. There are further limitations on the foreign tax credit for certain types of income such as "passive income", "high withholding tax interest", "financial services income",

"shipping income", and certain other classifications of income. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific and holders and prospective holders of common shares of the Company should consult their own tax advisors regarding their individual circumstances.

Disposition of Common Shares of the Company

A US Holder will recognize gain or loss from the sale of common shares of the Company equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder's tax basis in the common shares of the Company. This gain or loss will be capital gain or loss if the common shares are a capital asset in the hands of the US Holder, which will be a short-term or long-term capital gain or loss depending upon the holding period of the US Holder. Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year. Deductions for net capital losses are subject to significant limitations. For US Holders that are individuals, net capital loss may be offset against up to $3,000 of ordinary income each tax year, and any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For US Holders that are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Backup Withholding and Information Reporting

Payments of dividends or other proceeds with respect to common shares of the Company by a US paying agent or other US intermediary will be reported to the IRS and to the US Holder as may be required under applicable regulations. Backup withholding at a rate of 28 per cent may apply to these payments if the US Holder fails to provide an accurate taxpayer identification number or certification of foreign or other exempt status or fails to report all interest and dividends required to be shown on its US federal income tax returns. Certain US Holders (including, among others, corporations) are not subject to backup withholding. US Holders should consult their tax advisors as to their qualification for exemption from backup withholding and the procedure for obtaining exemption.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

Subject to confidentiality concerns, all documents concerning the Company that are referred to in this Annual Report on Form 20-F may be inspected by shareholders upon reasonable advance notice, at the Company's headquarters at 110, Avenue Principale, Rouyn-Noranda, Quebec J9X 4P2. A summary in English of any such document not in English will be provided.

I. Subsidiary Information

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET

RISK

Commodity Price Risk Disclosure

See Item 4.4 "Information on the Company - Gold Marketing and Sales" above.

At current 2005 estimates of production of 54,000 ounces of gold and at an estimated average gold price of US$420, including management's estimates of the Company's operating expenses, a US$42 change in the market price of gold would result in an increase or decrease of approximately CAN$1,700,000 in annual net income and in annual cash flows.

Foreign Currency Risk Disclosure

The Company's revenues are mainly denominated in US dollars, while investments and operating costs, primarily accrue in Canadian dollars. The Company's cash flow and results of operations will therefore be affected by fluctuations in the US/CAN dollar exchange rate.

At current 2005 estimates of production of 54,000 ounces of gold and at an estimated average gold price of US$420 excluding management's estimates of the Company's operating expenses, a $0.10 change in the CAN dollar exchange rate would result in an increase or decrease of CAN approximately CAN$2,150,000 in annual net income and in annual cash flow.

To reduce the effects of fluctuations in US/CAN dollar exchange rates, the Company may use financial instruments to hedge currency exposures in the ordinary course of business. It is current Company policy to seek to harmonize the amount and duration of its gold and US/CAN hedging policies.

The Company does not require or place collateral for its foreign currency and gold hedging derivatives. However, the Company seeks to minimize its credit risk by dealing with only major international banks and financial institutions.

Interest Rate Risk Disclosure

At December 31, 2004, the Company had no outstanding long-term debt. Therefore, the Company does not believe it is exposed to significant interest rate risk.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY  HOLDERS AND USE OF PROCEEDS

None

ITEM 15. CONTROLS AND PROCEDURES

As of December 31, 2004, the Company's management, including its Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended). Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures were effective to ensure that all material information required to be filed in this Annual Report on Form 20-F was made known to them in a timely fashion. There has been no change in the Company's internal control over financial reporting during 2004 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

ITEM 16. A. AUDIT COMMITTEE FINANCIAL EXPERT

The Company's board of directors has determined that Gilles Loiselle serves as "audit committee financial expert" on its audit committee and that he is also an "independent" director as defined under the listing standards of the American Stock Exchange.

ITEM 16.B. CODE OF ETHICS

The Company has adopted a Code of Ethics that applies to the Company's principal executive officer, principal financial officer and principal accounting officer or controller. This Code of Ethics is included as Exhibit 14.1 to this Annual Report on Form 20-F. The Company will provide to any person, without charge a copy of the Company's Code of Ethics, upon a request in writing made to Richmont Mines, Inc., 110, Avenue Principale, Rouyn - Noranda, Quebec, JPX 4P2, Canada, Attention: Corporation Secretary.

ITEM 16.C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Committee's Pre-Approval Policies and Procedures

Starting with the year 2004, the Company's audit committee provided to the external auditor of the Company a list of services preapproved. If officers of Richmont Mines ask for other services, the external auditor must have the approval of the audit committee president before accepting the mandate, which must also be formally approved by the audit committee at the next audit committee meeting. The list of services provided to the external auditor will be revised every year by the audit committee and can be modified by the audit committee at any time by sending a written notice to the external auditor.

The following table shows the total fees billed for each of the two past fiscal years by the Company's external auditor and the percentage of such fees for services approved by the audit committee or the audit committee president.

		2003		2004
		% approved		% approved
		by Audit		by Audit
	$	Committee	$	Committee
Audit fees	141,775	100	150,224	100
Tax fees(1)	57,605	100	27,860	100
All other fees(2)	51,269	100	31,300	100

Total	250,649		209,384

1 The tax fees consist of assistance in preparation of mining tax returns and preparation of Federal and Provincial tax returns.

2 All other fees consist of assistance in work related to future compliance with SOX 404.

ITEM 16.D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16.E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

			Total Number	Maximum
			of Shares	Number of
			Purchased as	Shares that May
			Part of Publicly	Yet be
	Total Number		Announced	Purchased
	of Shares	Average Price	Plans or	Under the Plans
Period	Purchased	Paid per Share	Programs	or Programs

January 1-31, 2004	14,200	6.05	14,200	665,500
February 1-29, 2004	22,200	5.83	22,200	643,300
March 1-31, 2004	2,100	5.62	2,100	641,200
April 1-30, 2004	59,700	5.23	59,700	581,500
May 1-31, 2004	37,600	4.79	37,600	543,900
June 1-30, 2004	29,900	4.50	29,900	514,000
July 1-31, 2004	10,000	4.30	10,000	790,000
August 1-31, 2004	18,900	4.11	18,900	771,100
September 1-30, 2004	0	0	0	771,100
October 1-31, 2004	10,000	4.95	10,000	761,100
November 1-30, 2004	2,900	5.26	2,900	758,200
December 1-31, 2004	9,500	5.11	9,500	748,700

_________________

* Two Richmont Mines share repurchase programs were in effect during 2004. On July 7, 2003, Richmont Mines publicly announced a Normal Course Issuer bid commencing July 9, 2003 and expiring July 8, 2004 for up to 795,000 shares of its common stock. On July 7, 2004, Richmont Mines publicly announced a Normal Course Issuer bid commencing July 9, 2004 and expiring July 8, 2005 for up to 800,000 shares of its common stock.

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

Audited Consolidated Financial Statements

Auditors' Report dated January 21, 2005

Consolidated Balance Sheets at December 31, 2004 and December 31, 2003

Consolidated Statements of Earnings for the Years ended December 31, 2004, December 31, 2003 and December 31, 2002

Consolidated Statements of Retained Earnings for the Years ended December 31, 2004, December 31, 2003 and December 31, 2002

Consolidated Statements of Cash Flow for the Years ended December 31, 2004, December 31, 2003 and December 31, 2002

Notes to Consolidated Financial Statements

ITEM 18. CONSOLIDATED FINANCIAL STATEMENTS

The Company has elected to provide consolidated financial statements pursuant to Item 17 of Form 20-F.

ITEM 19. EXHIBITS

Exhibit
No.	Exhibit	Page

1.1	Articles of Incorporation of the Company, including all amendments thereto(1)

1.2	Bylaws of the Company, including all amendments thereto(1)

2.1	Shareholder Rights Plan

5.1	Option/Joint Venture Agreement for the Island Gold project between
Patricia Mining Corp. and Richmont Mines Inc. dated August 28, 2003(2)

5.2	Memorandum of Agreement and Management Agreement between
McWatters Mining Inc. and Richmont Mines Inc. dated December 5,
2003(2)

5.3	Beaufor Mine Purchase Agreement

8.1	List of Subsidiaries

14.1	Code of Ethics(2)

15.1	Audit Committee Charter

32.1	Rule 13a-14(a)/15d-14(a) Certifications

32.2	Certification of periodic financial report pursuant to Section 906 of the
Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350

_______________________________
(1) Incorporated by reference to Exhibit No. 1 to the Company's Registration Statement on Form 20-F dated September 25, 1996 filed with the Securities and Exchange Commission.

(2) Incorporated by reference to the identically numbered exhibit to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2003 filed with the Securities and Exchange Commission on June 29, 2004.

SIGNATURES

The registrant certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

RICHMONT MINES INC.
Registrant

Dated: June 16, 2005	By: (/s/) Jean-Yves Laliberté
Jean-Yves Laliberté
Vice President, Finance

Consolidated Financial Statements of

RICHMONT MINES INC.

Years ended December 31, 2004, 2003 and 2002

REPORT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have audited the consolidated balance sheets of Richmont Mines Inc. and its subsidiaries as at December 31, 2004 and 2003 and the consolidated statements of earnings, retained earnings and cash flow for each of the years in the three-year period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company and its subsidiaries as at December 31, 2004 and 2003 and the results of their operations and their cash flow for each of the years in the three-year period ended December 31, 2004 in conformity with Canadian generally accepted accounting principles.

/s/ KPMG LLP

Chartered Accountants

Montreal, Canada January 21, 2005

RICHMONT MINES INC.
Consolidated Financial Statements
Years ended December 31, 2004, 2003 and 2002

RICHMONT MINES INC.
Consolidated Statements of Earnings
Years ended December 31
(in Canadian dollars)

	2004	2003	2002
	$	$	$

REVENUES
Precious metals	36,981,017	48 103 530	49 815 082
Other revenues (note 3)	2,660,390	2 205 511	1 960 728

	39,641,407	50 309 041	51 775 810

EXPENSES
Operating costs	26,094,650	30,324,791	25,403,492
Royalties	430,325	851,242	675,177
Custom milling	973,056	-	-
Administration	3,036,622	2,772,658	3,874,181
Exploration and evaluation of projects (note 4)	3,475,339	3,626,107	3,727,600
Accretion expense of asset retirement obligations (note 5)	159,726	150,848	142,984
Expense of asset retirement	-	-	100,000
Depreciation and depletion	3,548,287	4,817,968	6,812,412

	37,718,005	42,543,614	40,735,846

EARNINGS BEFORE OTHER ITEMS	1,923,402	7,765,427	11,039,964

MINING AND INCOME TAXES (note 6)	631,437	1,725,596	3,935,969

	1,291,965	6,039,831	7,103,995

MINORITY INTEREST	559,869	1,005,290	31,427

NET EARNINGS	732,096	5,034,541	7,072,568

NET EARNINGS PER SHARE (note 7)
Basic	0.05	0.32	0.46
Diluted	0.04	0.31	0.45

WEIGHTED AVERAGE NUMBER OF
COMMON SHARES OUTSTANDING	16,126,784	15,926,191	15,339,497

See accompanying notes to consolidated financial statements.

1

RICHMONT MINES INC.
Consolidated Statements of Retained Earnings
Years ended December 31
(in Canadian dollars)

	2004	2003	2002
	$	$	$

BALANCE, BEGINNING OF YEAR	13,252,364	8,596,132	1,523,564

Net earnings	732,096	5,034,541	7,072,568

Redemption of shares (note 12)	(703,911)	(378,309)	-

BALANCE, END OF YEAR	13,280,549	13,252,364	8,596,132

See accompanying notes to consolidated financial statements.

RICHMONT MINES INC.
Consolidated Balance Sheets
Years ended December 31
(in Canadian dollars)

	2004	2003
	$	$

ASSETS

CURRENT ASSETS
Cash and cash equivalents	25,269,901	29,083,879
Short-term investments (note 8)	809,900	1,000,000
Accounts receivable (note 9)	3,274,976	3,203,269
Inventories (note 10)	1,345,299	2,848,758

	30,700,076	36,135,906

SECURITY DEPOSITS	-	1,286,061

PROPERTY, PLANT AND EQUIPMENT (note 11)	23,803,718	14,938,778

FUTURE MINING AND INCOME TAXES (note 6)	1,689,760	1,134,452

	56,193,554	53,495,197

LIABILITIES

CURRENT LIABILITIES
Accounts payable and accrued charges	4,349,430	3,507,213
Mining and income taxes payable	425,615	1,444,718

	4,775,045	4,951,931

ASSET RETIREMENT OBLIGATIONS (note 5)	2,967,867	3,207,529

MINORITY INTEREST	1,548,771	1,055,917

FUTURE MINING AND INCOME TAXES (note 6)	1,490,336	672,061

	10,782,019	9,887,438

SHAREHOLDERS' EQUITY

Capital stock (note 12)	29,236,630	28,346,424
Contributed surplus (note 13)	2,894,356	2,008,971
Retained earnings	13,280,549	13,252,364

	45,411,535	43,607,759

Commitments (note 14)
Contingency (note 15)

	56,193,554	53,495,197

See accompanying notes to consolidated financial statements.

On behalf of the Board:

______________________________	____________________________
Jean-Guy Rivard	Réjean Houle
Chairman	Director

RICHMONT MINES INC.
Consolidated Statements of Cash Flows
Years ended December 31
(in Canadian dollars)

	2004	2003	2002
	$	$	$

CASH FLOW FROM OPERATIONS
Net earnings	732,096	5,034,541	7,072,568
Adjustments for:
Depreciation and depletion	3,548,287	4,817,968	6,812,412
Stock-based compensation	902,370	354,102	1,831,437
Accretion expense of asset retirement obligations	159,726	150,848	142,984
Write-down of short-term investments	110,000	-	219,372
Minority interest	559,869	1,005,290	31,427
Future mining and income taxes	62,967	(462,391)	(78,143)

	6,075,315	10,900,358	16,032,057

Net change in non-cash working capital items
and payment of asset retirement obligations	1,142,400	(2,322,939)	(96,309)

	7,217,715	8,577,419	15,935,748

CASH FLOW USED IN INVESTMENTS
Short-term investments	80,100	10,505,685	(11,725,057)
Security deposits	1,286,061	(1,267,061)	(19,000)
Property, plant and equipment
Beaufor Mine	(1,478,118)	(1,255,345)	(1,293,246)
Hammerdown Mine	-	-	(62,854)
Property in development East Amphi	(10,504,244)	(7,104,894)	-
Other investments	(642,216)	(915,615)	(738,988)

	(11,258,417)	(37,230)	(13,839,145)

CASH FLOW FROM FINANCING ACTIVITIES
Issue of common shares	1,475,650	1,658,320	1,770,855
Redemption of common shares	(1,088,001)	(577,201)	-
Redemption of shares by a subsidiary	(142,586)	-	-
Common share issuance costs	(18,339)	(10,664)	-

	226,724	1,070,455	1,770,855

Net increase (decrease) in cash and cash equivalents	(3,813,978)	9,610,644	3,867,458

Cash and cash equivalents, beginning of year	29,083,879	19,473,235	15,605,777

Cash and cash equivalents, end of year	25,269,901	29,083,879	19,473,235

SUPPLEMENTAL INFORMATION
Cash paid (received) during the year:
Mining and income taxes	(133,984)	3,984,254	2,840,445

See accompanying notes to consolidated financial statements.

RICHMONT MINES INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2004, 2003 and 2002
(in Canadian dollars)

Richmont Mines Inc. (the "Company"), incorporated under Part 1A of the Quebec Companies Act, is engaged in mining, exploration and development of mining properties, principally gold.

  Changes in accounting policies

a) In 2004, the Company has adopted the recommendations of the Emerging Issues Committee (EIC-128) relating to the accounting for trading, speculative or non-hedging derivative financial instruments. Derivative financial instruments for which the documentation does not respect the standards of hedge accounting, the instruments that do not qualify for hedge accounting are recognized in the balance sheet and measured at fair value, with changes in fair value recognized currently in income. Previously, gains or losses on forward gold sales contract were recorded in income upon delivery of the production. This change had no material impact on the financial statements.

b) The Company renounces tax deductions relating to resource expenditure that are financed by the issuance of flow-through shares for the benefit of its shareholders, as permitted by the tax legislation.

Under the asset and liability method used to account for income taxes, future income taxes related to the temporary differences created by this renouncement are recorded in accordance with EIC-146 when the Company renounces these deductions and a corresponding cost of issuing the securities is also recorded.

c) In 2003, the Company early adopted the recommendations of the Canadian Institute of Chartered Accountants (CICA) Handbook Section 1100 "Generally Accepted Accounting Principles". In this respect, the Company does not include anymore future required additions to property, plant and equipment to extract proven and probable reserves nor those required to classify resources in reserves; this change constitutes a change in accounting principle. In accordance with paragraph 33 c) of Section 1100, this change has been applied prospectively. Following this change in accounting principle, depreciation expense in 2003 amounted to $4,817,968 compared to $6,812,412 in 2002.

d) During the fourth quarter of 2003, the Company retroactively early adopted the new accounting recommendations of Section 3110 of the CICA Handbook relating to "Asset Retirement Obligations." This section defines the standards for the recognition, measurement and disclosure of asset retirement obligations. Prior to this quarter, the provision for site restoration costs was recognized in expenses.

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

Consequently and as permitted under the transition rules of this section, the financial statements of the year ended December 31, 2001 have been restated following this change in accounting policy. Therefore, retained earnings as at December 31, 2001 have been increased by $1,132,852, from $390,712 to $1,523,564.

e) Effective January 1, 2002, the Company early adopted the new accounting policy related to the recognition of stock-based compensation charge. Since then, the Company uses the fair value method based on the Black & Scholes option pricing model to record the compensation cost related to the issuance of stock options to employees over the vesting period and a related credit to the contributed surplus.

RICHMONT MINES INC.
Notes to Consolidated Financial Statements (continued)
Years ended December 31, 2004, 2003 and 2002
(in Canadian dollars)

  Significant accounting policies

The consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles. As described in note 18, these principles differ in certain material respects from the principles that the Company would have followed had its consolidated financial statements been prepared in accordance with generally accepted accounting principles in the United States. The significant accounting policies followed by the Company are as follows:

a) Basis of consolidation

The consolidated financial statements include the accounts of the Company and those of its subsidiaries, Camflo Mill Inc. (100%) and Louvem Mines Inc. (70%).

b) Revenue recognition

Precious metals revenue, based upon spot metal prices or forward sales contracts, is recorded when rights and obligations related to ownership are transferred to the purchaser. Milling revenue is recorded when the service of ore processing is rendered.

c) Cash and cash equivalents

Cash and cash equivalents comprise cash and short-term investments with original maturity dates of less than 90 days.

d) Short-term investments

Short-term investments are carried at the lower of cost and market value.

e) Inventories

Supply inventories and ore inventories are valued at the lower of average cost and replacement cost. Precious metals inventories are valued at the lower of average cost and net realizable value.

f) Exploration properties

Mining exploration expenditures are expensed as incurred. The acquisition costs of exploration properties and expenditures incurred on properties identified as having development potential are capitalized in accordance with the policies described in note 2 g).

g) Property, plant and equipment

Property, plant and equipment are recorded at cost, net of government assistance. Development costs are capitalized when a decision is made to bring an ore body into production. When a project is brought into commercial production, related costs are transferred to the various fixed-asset categories and are depreciated according to the units-of-production method calculated on proven and probable reserves. Depreciation of rolling stock is calculated using the straight-line method based on its anticipated useful life.

Construction costs include interest on funds borrowed and future costs of asset retirement. Upon commencement of commercial production, construction costs are transferred to the various categories of buildings and equipment and amortized on their respective bases.

When the net carrying value of a capital asset is not recoverable and exceeds its fair value, a write-down is recorded in the books.

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

RICHMONT MINES INC.
Notes to Consolidated Financial Statements (continued)
Years ended December 31, 2004, 2003 and 2002
(in Canadian dollars)

  Significant accounting policies (continued)

i) Foreign currency translations

Transactions pertaining to the statement of earnings are translated at the rate of exchange prevailing at the date of the transaction. Monetary assets and liabilities resulting from these transactions are translated at the rate of exchange in effect at the balance sheet date. Exchange gains or losses are included in earnings and presented under the caption Other revenues (nil in 2004, 2003 and 2002).

j) Government assistance

Grants originating from government assistance are recorded as a revenue or as a reduction of property, plant and equipment, based on the nature of the grant.

k) Net earnings per share

Earnings per share are the result of net earnings divided by the average outstanding number of shares during the period. Diluted earnings per share are determined taking into account the dilutive effect of arrangements to issue common shares as if these arrangements were exercised at the beginning of the year or at the grant date. Diluted earnings per share are determined using the treasury-stock method. This method assumes that the proceeds from the exercise of stock options are used to redeem common shares at the average trade price during the period.

l) Guarantees

Under Accounting Guideline 14 ("AcG-14") a guarantee is a contract or an indemnification agreement that contingently requires the Company to make payments to the other party to the contract or agreement, based on charges in an underlying obligation that is related to an asset, a liability or an equity security of the other party, or based on a third party failure to perform under an obligation agreement. It could also be an indirect guarantee of the indebtedness of another party, even though the payment to the other party may not be based on changes in an underlying obligation that is related to an asset, a liability or an equity security of the other party. In management's opinion, the Company does not have guarantees, other than those disclosed in notes 5, 14 and 15.

m) Use of estimates

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

  Other revenues

There was no government assistance recorded in the books in 2004 ($1,006,196 in 2003 and $1,522,996 in 2002).

RICHMONT MINES INC.
Notes to Consolidated Financial Statements (continued)
Years ended December 31, 2004, 2003 and 2002
(in Canadian dollars)

  Exploration and evaluation of projects
	2004	2003	2002
	$	$	$

Beaufor Mine	980,166	1,221,682	808,244
Hammerdown Mine	248,109	515,200	384,595
Francoeur Mine	10,864	1,776,152	2,331,734
Valentine Lake property	1,025,491	-	-
Wasamac property	290,982	551,320	29,412
Other properties	925,361	421,041	20,008
Evaluation of projects	474,358	335,311	153,607

	3,955,331	4,820,706	3,727,600

Exploration tax credits	479,992	1,194,599	-

	3,475,339	3,626,107	3,727,600
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

a) Changes in obligations

The following tables set forth the evolution of the asset retirement obligations for the years ended December 31, 2004, 2003 and 2002:

	Liability				Liability
	balance as at	Accretion	Subsequent	Liability	balance as at
2004	January 1	expense	measurements	settlement	December 31
	$	$	$	$	$

Nugget Pond Mill and
Hammerdown Mine	830,299	40,604	-	(188,037)	682,866
Francoeur Mine	155,334	8,544	-	-	163,878
Beaufor Mine	271,080	14,908	-	-	285,988
Camflo Mill	1,636,825	90,025	-	-	1,726,850
East Amphi property	313,991	5,645	(211,351)	-	108,285

	3,207,529	159,726	(211,351)	(188,037)	2,967,867

		Liability			Liability
		balance as at	Accretion	New	balance as at
2003		January 1	expense	liability	December 31
		$	$	$	$

Nugget Pond Mill and
Hammerdown Mine		787,013	43,286	-	830,299
Francoeur Mine		147,236	8,098	-	155,334
Beaufor Mine		256,948	14,132	-	271,080
Camflo Mill		1,551,493	85,332	-	1,636,825
East Amphi property		-	-	313,991	313,991

		2,742,690	150,848	313,991	3,207,529

RICHMONT MINES INC.
Notes to Consolidated Financial Statements (continued)
Years ended December 31, 2004, 2003 and 2002
(in Canadian dollars)

  Asset retirement obligations (continued)

a) Changes in obligations (continued)

	Liability		Liability
	balance as at	Accretion	balance as at
2002	January 1	expense	December 31
	$	$	$

Nugget Pond Mill and Hammerdown Mine	745,984	41,029	787,013
Francoeur Mine	139,561	7,675	147,236
Beaufor Mine	243,552	13,396	256,948
Camflo Mill	1,470,609	80,884	1,551,493

	2,599,706	142,984	2,742,690

b) Information used in the calculation of obligations

The following table sets forth the assumptions used in the calculation of the asset retirement obligations for the year ended December 31, 2004:

	Total amount
	of the estimated	Cash flow	Credit-adjusted
	cash flow	payment schedule	risk-free rate
	$		%

Nugget Pond Mill	759,191	2007	5.5
Francoeur Mine	192,432	2007	5.5
Beaufor Mine	354,290	2008	5.5
Camflo Mill	2,381,055	2010	5.5
East Amphi property	149,308	2010	5.5

	3,836,276

c) Fair value of asset obligations

As at December 31, 2004, the Company has guaranteed the settlement of asset retirement obligations through the issuance of letters of credit amounting to $3,000,000. The following table discloses the allocation of these letters of credit as at December 31, 2004:

2004
$

Camflo Mill	1,227,261
East Amphi property	170,000
Francoeur Mine	53,809
Beaufor Mine	27,120

1,478,190

As at December 31, 2003, the Company had guaranteed the restoration costs of its mining sites by the pledge of term deposits amounting to $1,286,061.

RICHMONT MINES INC.
Notes to Consolidated Financial Statements (continued)
Years ended December 31, 2004, 2003 and 2002
(in Canadian dollars)

  Mining and income taxes

Mining and income tax expense attributable to earnings consists of:

	2004	2003	2002
	$	$	$

Current	568,470	2,187,987	4,014,112
Future	62,967	(462,391)	(78,143)

	631,437	1,725,596	3,935,969

Income tax expense attributed to earnings differs from the amounts computed by applying the combined federal and provincial income tax rate of 32.99% (33.07% in 2003 and 34.09% in 2002) to earnings before mining and income taxes as a result of the following:

	2004	2003	2002
	$	$	$

Earnings before mining and income taxes:	1,923,402	7,765,427	11,039,964

Computed "expected" tax expense	634,530	2,568,027	3,763,745
Increase (decrease) in mining and income
taxes resulting from:
Resource allowance deduction	(528,410)	(696,616)	(1,124,713)
Tax benefits not recognized	(553,706)	(987,202)	(810,941)
Other	364,795	(267,621)	122,274

Income taxes	(82,791)	616,588	1,950,365
Mining duties	714,228	1,109,008	1,985,604

Total current and future mining
and income tax provision	631,437	1,725,596	3,935,969

The tax effects of temporary differences that give rise to significant portions of the future tax assets and future tax liabilities at December 31, 2004 and 2003, are presented below:

	2004	2003
	$	$

Long-term future tax assets:
Property, plant and equipment	1,311,075	1,390,019
Asset retirement obligations	1,063,643	1,406,399
Losses carry forward	200,923	238,779

Future tax assets	2,575,641	3,035,197
Less valuation allowance	(885,881)	(1,900,745)

	1,689,760	1,134,452

Long-term future tax liabilities:
Property, plant and equipment	(1,207,634)	(420,044)
Other	(282,702)	(252,017)

	(1,490,336)	(672,061)

Net long-term future tax assets	199,424	462,391

The Company has capital losses without expiry dates amounting to $869,540. Non-refundable provincial tax credits of $961,338 may be used within the next ten years to reduce income taxes otherwise payable. The tax benefits of these tax credits are not recognized in the books.

RICHMONT MINES INC.
Notes to Consolidated Financial Statements (continued)
Years ended December 31, 2004, 2003 and 2002
(in Canadian dollars)

  Net earnings per share
	2004	2003	2002

Net earnings attributed to
common shareholders ($)	732,096	5,034,541	7,072,568

Weighted average number of outstanding shares	16,126,784	15,926,191	15,339,497
Effect of dilutive share purchase options	456,746	550,088	511,156

Weighted average number of dilutive outstanding shares	16,583,530	16,476,279	15,850,653

Basic earnings per share ($)	0.05	0.32	0.46
Diluted earnings per share ($)	0.04	0.31	0.45
  Short-term investments

Short-term investments include investments in shares of publicly-traded companies and short-term investments with an original term of more than 90 days, but no longer than one year. The fair market value is $1,346,800 ($1,540,000 in 2003).

  Accounts receivable
	2004	2003
	$	$

Sales taxes and exploration credits	2,546,843	2,499,572
Other	728,133	703,697

	3,274,976	3,203,269
  Inventories
	2004	2003
	$	$

Precious metals	72,108	801,706
Ore	354,562	625,900
Supplies	918,629	1,421,152

	1,345,299	2,848,758

RICHMONT MINES INC.
Notes to Consolidated Financial Statements (continued)
Years ended December 31, 2004, 2003 and 2002
(in Canadian dollars)

  Property, plant and equipment
			2004			2003
		Accumulated			Accumulated
		depreciation	Net book		depreciation	Net book
	Cost	and depletion	value	Cost	and depletion	value
	$	$	$	$	$	$

Mining properties	13,704,014	5,915,144	7,788,870	13,631,637	4,830,650	8,800,987
Development costs	7,221,257	5,329,650	1,891,607	6,182,163	4,739,536	1,442,627
Buildings	7,143,644	5,869,081	1,274,563	6,985,400	5,136,954	1,848,446
Equipment	13,326,640	11,693,195	1,633,445	13,070,609	11,159,433	1,911,176
Asset retirement	1,944,770	1,481,779	462,991	2,156,121	1,273,576	882,545

	43,340,325	30,288,849	13,051,476	42,025,930	27,140,149	14,885,781

Project in
development a)	10,752,242	-	10,752,242	52,997	-	52,997

Total	54,092,567	30,288,849	23,803,718	42,078,927	27,140,149	14,938,778

a) Government assistance of $1,031,053 has been recorded as a reduction of the cost of the project in development (nil in 2003).

  Capital stock

Authorized: Unlimited number of common shares, no par value

		2004		2003
	Number	Amount	Number	Amount
	of shares	$	of shares	$

Issued and paid: Common shares
Balance, beginning of year	16,073,653	28,346,424	15,747,300	26,869,747
Issue of shares for cash a)
Common	203,000	722,635	380,900	1,186,233
Accredited	110,000	770,000	60,753	500,000
Share issue costs	-	(218,339)	-	(10,664)
Redemption of shares b)	(217,000)	(384,090)	(115,300)	(198,892)

Balance, end of year	16,169,653	29,236,630	16,073,653	28,346,424

a) Issue of shares

In 2004, the Company issued, through the exercise of stock options 203,000 common shares and 110,000 flow-through shares from a private investment for a cash consideration of $705,650 and $770,000 respectively and has decreased the contributed surplus of an amount of $16,985, representing the fair value recorded in the books for the stock options that were exercised. Furthermore, share capital has been reduced by the future income tax expense related to the flow-through shares at the time of renouncement to the tax deductions.

The Company is committed, as per the flow-through shares agreement, to incur exploration expenses in Canada of $770,000 before December 31, 2005.

In 2003, the Company issued, through the exercise of stock options 380,900 common shares and 60,753 flow-through shares from a private investment for a cash consideration of $1,158,320 and $500,000 respectively and had decreased the contributed surplus of an amount of $27,913, representing the fair value recorded in the books for the stock options that were exercised.

RICHMONT MINES INC.
Notes to Consolidated Financial Statements (continued)
Years ended December 31, 2004, 2003 and 2002
(in Canadian dollars)

  Capital stock (continued)

b) Redemption of shares

In 2004, the Company redeemed 217,000 common shares for $1,088,001 in cash. This transaction reduced retained earnings by $703,911.

In 2003, the Company redeemed 115,300 common shares for $577,201 in cash. This transaction reduced retained earnings by $378,309.

c) Stock Option Purchase Plan

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

A summary of the status, as at December 31, 2004 and 2003, of the Company's Stock Option Purchase Plan, and changes during the years then ended, is presented below:

		2004		2003
		Weighted		Weighted
	Number of	average	Number of	average
	options	exercise price	options	exercise price
		$		$

Options outstanding, beginning of year	1,745,500	3.84	1,903,900	3.53
Granted	340,000	6.28	155,000	4.87
Exercised	(203,000)	3.48	(300,900)	2.47
Cancelled or expired	(40,000)	5.80	(12,500)	2.28

Options outstanding, end of year	1,842,500	4.29	1,745,500	3.84

Exercisable options, end of year	1,520,500	4.11	1,459,500	3.71

The following table summarizes information about the Stock Option Plan at December 31, 2004:

				Exercisable options at
	Options outstanding at December 31, 2004			December 31, 2004

Exercise	Number of	Weighted average	Weighted average	Number of	Weighted average
price	options	remaining contractual	exercise price	options	exercise price
		life (years)	$		$

$1.65 to $2.28	362,500	1.2	1.76	352,500	1.74
$3.10 to $4.42	295,000	2.8	3.84	184,000	3.60
$4.60 to $6.60	1,185,000	3.2	5.17	984,000	5.06

	1,842,500	2.8	4.29	1,520,500	4.11

During fiscal year 2004, the Company allocated 340,000 stock options to senior executives and management. The weighted average fair value of these stock options at the allocation date, calculated using the Black & Scholes option pricing model, is $3.07.

RICHMONT MINES INC.
Notes to Consolidated Financial Statements (continued)
Years ended December 31, 2004, 2003 and 2002
(in Canadian dollars)

  Capital stock (continued)

c) Stock Option Purchase Plan (continued)

The compensation costs were calculated using the Black & Scholes option pricing model with the following assumptions:

	2004	2003
Risk-free interest rate	3.5%	4.0%
Expected life	4 years	4 years
Expected volatility	60%	60%
Expected dividend yield	0.0%	0.0%

In 2004, the compensation cost recorded in expenses related to the grant of stock-based compensation for the benefit of employees is $902,370 ($354,102 in 2003 and $1,812,237 in 2002). The same amounts have been credited to contributed surplus for these grants.

d) Other stock options

		2004		2003
		Weighted		Weighted
	Number of	average	Number of	average
	options	exercise price	options	exercise price
		$		$

Options outstanding, beginning of year	100,000	2.00	180,000	3.42
Exercised	-	-	(80,000)	5.20

Options outstanding, end of year
and exercisable	100,000	2.00	100,000	2.00

As at December 31, 2004, the other 100,000 stock options have an exercise price of $2.00 and a weighted average remaining life of 0.3 year.

  Contributed surplus
	2004	2003
	$	$

Balance, beginning of year	2,008,971	1,682,782

Stock-based compensation	902,370	354,102
Options exercised	(16,985)	(27,913)

Balance, end of year	2,894,356	2,008,971
  Commitments

The Company is subject to pay royalties on the production of the Beaufor Mine and on that of other properties if they are brought into commercial production.

RICHMONT MINES INC.
Notes to Consolidated Financial Statements (continued)
Years ended December 31, 2004, 2003 and 2002
(in Canadian dollars)

  Contingency

Since the signing of an agreement in July 2001 with the Quebec Ministry of Natural Resources, the amounts of government assistance recorded in earnings and as a reduction of the cost of property, plant and equipment are $2,125,756 and $574,244, respectively. This government assistance may become payable in three annual equal installments of $900,000 on July 31, 2005, 2006 and 2007, if the Beaufor mine is in operation during the last twelve months preceeding the date of the repayment and if the annual average daily price per ounce of gold on "AMFIX" at the London exchange is equal to or greater than US$325. It is not currently possible to determine the amount that may become payable and, accordingly, no amount is recorded in these financial statements.

  Financial instruments and risk management

The value of precious metals exposes the Company to commodity price fluctuations and to foreign currency exchange risks. The Company manages its exposure to these risks through the use of derivative financial instruments and gold commodity contracts.

The Board of Directors approves all policies concerning the use of derivative financial instruments and commodity contracts. The Company does not enter into any financial instruments or derivative financial instruments for trading or speculative purposes.

a) Foreign exchange risk

The Company realizes a significant portion of its revenues in U.S. dollars and enters into various types of foreign exchange contracts in managing its foreign exchange risk. As at December 31, 2004 and 2003, the Company did not have any forward exchange contracts.

b) Commodity price risk

For its gold production, the Company reduces its risk in case of a decrease in the gold price through the use of forward sales contracts and put and call options. As at December 31, 2004 and 2003, the Company did not have any forward sales contracts.

c) Credit risk

Financial instruments that expose the Company to market risk and concentrations of credit risk consist primarily of cash and cash equivalents, short-term investments, accounts receivable, forward contracts and option contracts for currencies and gold. The Company invests its cash and cash equivalents in high-quality securities issued by government agencies, financial institutions and major corporations, and limits the amount of credit exposure by diversifying its holdings. The Company is exposed to credit risk in the event of nonperformance by counterparties in connection with its currency and gold forward option contracts. The Company does not obtain any security to support financial instruments subject to credit risk but mitigates this risk by dealing only with a diverse group of financially sound counterparties and, accordingly, does not anticipate loss for non-performance. The Company continually monitors the market risk of its hedging activities.

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

RICHMONT MINES INC.
Notes to Consolidated Financial Statements (continued)
Years ended December 31, 2004, 2003 and 2002
(in Canadian dollars)

  Segmented information

The Company operates gold mines at different sites in Quebec and Newfoundland. These sites are managed separately given their different locations. The Company assesses the performance of each segment based on earnings (loss) before other items. Accounting policies for each segment are the same as those used for the preparation of the consolidated financial statements:

2004			Corporate
	Quebec	Newfoundland	and other	Total
	$	$	$	$

Revenues	29,678,614	9,195,356	767,437	39,641,407
Mining operation
and other expenses	22,136,003	5,629,770	2,928,606	30,694,379
Exploration and evaluation of projects	1,101,766	1,438,462	935,111	3,475,339
Depreciation and depletion	1,155,016	2,243,898	149,373	3,548,287

Earnings (loss) before other items	5,285,829	(116,774)	(3,245,653)	1,923,402

Acquisition of property, plant and equipment	1,951,062	-	10,673,516	12,624,578

Current assets	5,945,879	181,102	24,573,095	30,700,076
Property, plant and equipment	5,325,418	-	18,478,300	23,803,718
Future mining and income taxes	863,877	-	825,883	1,689,760

Total assets	12,135,174	181,102	43,877,278	56,193,554

2003			Corporate
	Quebec	Newfoundland	and other	Total
	$	$	$	$

Revenues	30,053,401	19,161,730	1,093,910	50,309,041
Mining operation
and other expenses	19,481,450	12,027,015	2,591,074	34,099,539
Exploration and evaluation of projects	1,202,249	703,200	1,720,658	3,626,107
Depreciation and depletion	899,155	3,825,046	93,767	4,817,968

Earnings (loss) before other items	8,470,547	2,606,469	(3,311,589)	7,765,427

Acquisition of property, plant and equipment	1,936,366	-	7,339,488	9,275,854

Current assets	5,182,808	1,473,211	29,479,887	36,135,906
Security deposits	1,237,061	30,000	19,000	1,286,061
Property, plant and equipment	4,431,964	2,285,634	8,221,180	14,938,778
Future mining and income taxes	424,299	-	710,153	1,134,452

Total assets	11,276,132	3,788,845	38,430,220	53,495,197

RICHMONT MINES INC.
Notes to Consolidated Financial Statements (continued)
Years ended December 31, 2004, 2003 and 2002
(in Canadian dollars)

  Segmented information (continued)
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
Years ended December 31, 2004, 2003 and 2002
(in Canadian dollars)

  Effect of applying United States generally accepted accounting principles

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP). Had these consolidated financial statements been prepared in accordance with United States generally accepted accounting principles (U.S. GAAP), the effect on net earnings would have been as follows:

	2004	2003	2002
	$	$	$

Net earnings reported under Canadian GAAP	732,096	5,034,541	7,072,568

Add (deduct):
Differences in accounting related to forward contracts a)	-	254,153	(254,153)
Differences in accounting related to investments b)	(3,100)	540,000	-
Flow-through shares c)	(59,053)	-	-
Income taxes d)	(56,504)	(128,630)	86,640

	613,439	5,700,064	6,905,055

Cumulative effect of changes in accounting
policies e)	-	(880,398)	2,013,250

Net earnings reported under U.S. GAAP	613,439	4,819,666	8,918,305

Net earnings per share under U.S. GAAP:
Basic	0.04	0.30	0.58
Diluted	0.04	0.29	0.56

Shareholders' equity reported under Canadian GAAP	45,411,535	43,607,759
Differences in accounting related to investments b)	536,900	540,000
Income taxes d)	(98,494)	(41,990)
Flow-through shares c)	(178,000)	(140,947)

Shareholders' equity reported under U.S. GAAP	45,671,941	43,964,822

a) The standards on the designation and the documentation of hedging transactions under U.S. GAAP are different than those applicable in Canada prior to January 1, 2004. When hedge accounting is not applicable, U.S. GAAP requires that the changes in the fair value of the financial instruments be recorded in the income statement of the related year, and taken into account in the calculation of net earnings.

b) Under U.S. GAAP, short-term investments classified as trading securities must be recorded at fair value and all changes in the value must be accounted for in the income statement.

c) Under U.S. GAAP, the premium paid on flow-through shares issued shall be recognized in the liabilities when these shares are issued; under GAAP in Canada, the tax effect of the renouncement to the deductibility of exploration expenses by the Company is charged to shareholders' equity upon the date of the renouncement.

d) These amounts represent the tax impacts relating to the above a), b) and c) adjustments.

e) Under U.S. GAAP, the cumulative effect of changes in accounting policies must be recorded in the income statement of the year during which the modifications are applied.

  Comparative figures

Certain comparative figures provided for fiscal years 2003 and 2002 have been reclassified to conform with the presentation adopted for the fiscal year ended December 31, 2004.

