Form 20-F
period 2005-12-31
RICHMONT MINES INC
filed 2006-05-03
CIK 1023996

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF
THE SECURITIES EXCHANGE ACT OF 1934

OR

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
XXX	THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005

OR

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to

OR

SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report

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
None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 20,994,553

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes	No	XXX

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
Yes	No	XXX

INote – Checking the box above will not relieve any registrant required to file reports pursant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

IIndicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past ninety days.

Yes	XXX	No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act (Check one):

Large Accelerated Filer	Accelerated Filer	XXX	Non-Accelerated Filer
Indicate by check mark which financial statement item the registrant has elected to follow:
Item 17	XXX	Item 18
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes	No	XXX

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

ITEM 2.          OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.          KEY INFORMATION

A.      Selected Financial Data

The selected financial data of Richmont Mines Inc. (consolidated with its wholly-owned subsidiary, Camflo Mill Inc., its majority-owned subsidiary, Louvem Mines Inc. and its 55% interest in Island Gold property, "Richmont Mines" or the "Company") set forth below has been derived from the consolidated financial statements of the Company which have been audited by KPMG LLP, Chartered Accountants, as indicated in their Independent Registered Public Accounting Firm's report as at December 31, 2005 and 2004, and for the years ending 2005, 2004 and 2003, which is included elsewhere in this Annual Report.

The selected financial data was extracted from the more detailed consolidated financial statements and related notes included herein and should be read in conjunction with such consolidated financial statements and with the information appearing under the heading "item 5 – Operating and Financial Review and Prospects."

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

The information contained in this Form 20-F is current as at December 31, 2005, except where a different date is specified.

The Company has not declared or paid any dividends on its capital stock during the past five years.

Selected Financial Data
 (Canadian GAAP)

	Year Ended December 31
	(thousands of Canadian dollars except per share data)

	2005	2004	2003	2002	2001

Total revenues	21,645	39,641	50,309	51,776	35,044

Net earnings (loss)	(27,480)	732	5,035	7,073	1,284

Net earnings (loss) per share
Basic	(1.54)	0.05	0.32	0.46	0.09
Diluted	(1.54)	0.04	0.31	0.45	0.09

Total assets	54,226	56,194	53,495	46,039	33,009

Long-term debt	-	-	-	-	-

Working capital	21,877	25,925	31,184	29,756	14,287

Shareholders' equity

Total	40,464	45,412	43,608	37,149	26,493

Per share	1.93	2.81	2.71	2.36	1.76

Capital stock	50,600	29,237	28,346	26,740	24,969

Number of outstanding
common shares end of period	20,995	16,170	16,074	15,747	15,051

Selected Financial Data
(thousands of Canadian dollars except per share data)
(U.S. GAAP Reconciliation)

	Year Ended December 31

	2005	2004	2003	2002	2001

Net Income (loss)	(27,457)	613	4,820	8,918	1,056

Net earnings (loss) per share
Basic	(1.54)	0.04	0.30	0.58	0.07
Diluted	(1.54)	0.04	0.29	0.56	0.07

Weighted average number of
common shares outstanding	17,838	16,127	15,926	15,339	15,052

Shareholders' Equity	39,825	45,672	43,965	36,236	25,360

Total Assets	53,588	56,454	53,852	45,126	31,876

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

US Dollar/Canadian Dollar Exchange Rates

Year ended
December 31	Average
2001	1.5484
2002	1.5704
2003	1.4015
2004	1.3015
2005	1.2116

The following table sets forth the high and low exchange rate for the past six months. As of April 28, 2006, the exchange rate was 1.1190.

US Dollar/Canadian Dollar Exchange Rates

Month	High	Low
October 2005	1.1887	1.1659
November 2005	1.1961	1.1657
December 2005	1.1734	1.1507
January 2006	1.1726	1.1439
February 2006	1.1578	1.1380
March 2006	1.1724	1.1322

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

The market price of precious metals and other metals is volatile and cannot be controlled. If revenue from gold sales falls below the cost of production for an extended period, the Company may from gold sales falls below the cost of production for an extended period, the Company may experience losses and be forced to curtail or suspend some or all of its capital projects or existing operations, particularly those operations having operating costs that are flexible to such short- to medium-term curtailment or closure. In addition, the Company would have to assess the economic impact of low gold prices on its ability to recover any losses that may be incurred during that period and on its ability to maintain adequate cash reserves.

There is no assurance that Richmont Mines' mineral development and exploration activities will be successful.

Mining Risks

The mining operations of Richmont Mines are subject to the risks normally encountered in the mining business. Hazards such as unusual or unexpected geological formations, rock bursts, cave-ins, floods, industrial accidents, unanticipated ground and water conditions, underground fires, inclement weather conditions, and other conditions are involved in the drilling and mining of ore. The processing of ore may subject Richmont Mines to liability under environmental legislation including, without limitation, liability resulting from a failure to maintain dams around tailing disposal areas. Richmont Mines may become subject to liability for pollution, cave-ins or other hazards against which it cannot insure or against which it may elect not to insure because of high premium costs or for other reasons.

Fuel, power and consumables, including diesel, heavy fuel oil, chemical reagents, explosives and tires, which are used in mining operations form a relatively large part of the operating costs of any mining company. The cost of these consumables is linked, to a greater or lesser extent, to the price of oil. Furthermore, the cost of steel, which is used in the manufacture of most forms of fixed and mobile mining equipment, is also a relatively large contributor to the operating costs and capital expenditure of a mining company.

Fluctuations in the price of oil and steel have a significant impact upon operating cost and capital expenditure estimates and, in the absence of other economic fluctuations, could result in significant changes in the total expenditure estimates for new mining projects. The Company has no influence over the price of fuel, chemical reagents, explosives, steel and other commodities used in its mining activities. High oil and steel prices would have an adverse effect upon the profitability of existing mining operations and the returns anticipated from new mining projects and could even render certain projects non-viable.

Shortages of skilled labor, critical spares, consumables and equipment result in production delays and production shortfalls and increases in prices for such items which results in an increase in both operating costs and the capital expenditure to maintain and develop mining operations.

Ore Reserve Estimation Risks

The ore reserves presented in this Annual Information Form are in large part estimates, and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized. The grade of ore mined may differ from that indicated by drilling results, which variation may have an adverse impact on production results. In addition, the reliability of estimates of future production might also be affected by mining risks and other factors such as strikes and environmental conditions.

Reliance on Estimates of Proven and Probable Reserves

There are numerous uncertainties inherent in estimating quantities of proven and probable reserves and in projecting future rates of production, including many factors beyond the control of the Company. The reserve data included in this Annual Report represents only estimates and actual results may vary from such estimates. No assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized. The grade of ore mined may differ from that indicated by drilling results, which variation may have an adverse impact on production results. Estimates were calculated in accordance with the National Instrument 43-101 in force in Canada.

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

Fluctuations in Gold Prices and Currencies (see Item 4.4 "Information on the Company – Gold Marketing and Sales"

The profitability of the Company is directly related to the market price of gold. Gold prices fluctuate considerably and are affected by numerous factors beyond the Company's control, such as:

·                Speculative positions taken by investors or traders in gold;

·                Changes in the demand for gold as an investment;

·                Changes in the demand for gold used in jewellery and for industrial uses;

·                Changes in the supply of gold from production, disinvestment, scrap and hedging;

·                Financial market expectations regarding the rate of inflation;

·                The strength of the dollar (the currency in which the gold price trades internationally) relative to other currencies;

·                 Changes in interest rates;

·                Actual or expected gold sales by central banks and the IMF;

·                Gold sales by gold producers in forward transactions;

·                Global and regional political and economic events; and

·                 Costs of gold production in major gold-producing nations, such as South Africa, the United States and Australia.

Furthermore, since gold price is established in US dollars, a significant increase in the value of the Canadian dollar relative to the US dollar coupled with stable or declining gold prices could adversely affect Richmont Mines' results with respect to the sale of gold.

See Item 11 "Quantitative and Qualitative Disclosure about Market Risk Foreign Currency Risk Disclosure."

As at December 31, 2005, Richmont Mines had no gold hedging contracts and no future US dollar exchange contracts for the coming year.

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

Actual cash operating costs, production and economic returns may differ significantly from those anticipated to be incurred during such identification and appraisal process of mineral prospects. Operating costs and capital expenditure are determined particularly by the costs of the commodity inputs, including the cost of fuel, chemical reagents, explosives, tires and steel, that are consumed in mining activities. There are a number of uncertainties inherent in the development and construction of an extension to an existing mine, or in the development and construction of any new mine. In addition to those discussed above these uncertainties include:

·                the timing and cost, which can be considerable, of the construction of mining and processing facilities;

·                the availability and cost of skilled labor, power, water and transportation facilities;

·                the availability and cost of appropriate smelting and refining arrangements;

·                the need to obtain necessary environmental and other governmental permits and the timing of those permits; and

·                the availability and cost of funds to finance construction and development activities.

The costs, timing and complexities of mine development and construction can increase because of the remote location of many mining properties. New mining operations could experience unexpected problems and delays during development, construction and mine start-up. In addition, delays in the commencement of mineral production could occur. Finally, operating cost and capital expenditure estimates could fluctuate considerably as a result of fluctuations in the prices of commodities consumed in the construction and operation of mining projects. Accordingly, the

Company's future exploration and development activities may not result in the expansion or replacement of current production with new production, or one or more of these new production sites or facilities may be less profitable than currently anticipated or may not be profitable at all.

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

Richmont Mines is principally engaged in acquisition, exploration, operation, financing, and development of mineral properties. Richmont Mines began its exploration activities in northwestern Quebec in the spring of 1984. During the following years, it acquired a portfolio of properties with gold-bearing potential with a view to development and commercial operation.

Three-Years History

In September 2003, Richmont Mines invested $1 million in Patricia Mining Corp. (TSXV.PAT) in the form of a private placement in order to obtain an option to acquire a 55% undivided interest in the Island Gold project, located 15 kilometres from Dubreuilville in northeastern Ontario. Richmont Mines' investment was used to finance a portion of a $3 million exploration program involving surface drilling, the dewatering of the access ramp, and the lateral and vertical underground infrastructures. Work was completed in September 2004.

On December 3, 2004, Richmont Mines decided to invest up to $10 million in exploration and development work in order to fulfill its obligations under the 2003 agreement pursuant to which Richmont Mines was granted the option to acquire a 55% interest in the Island Gold project. Patricia Mining Corp. continued to serve as manager of the Island Gold project during a transition period, after which Richmont Mines assumed responsibility for operations on January 1, 2005. During the course of the fourth quarter 2005, after having fulfilled its obligation to invest $10 million for the project development, the Company acquired the 55% interest in the Island Gold project.

In December 2003, Richmont Mines acquired the East Amphi property, located near Malartic, in Abitibi, for a cash amount of $7 million Canadian, thus committing itself to completing a $6 million exploration program on this property by December 31, 2004. The work was conducted during the course of the year 2004. Details are presented in Item 4.B.2 "Business Overview - East Amphi Mine".

The following table sets forth the Company's capital expenditures on its properties for the past three fiscal years.

	Year Ended December 31
	2005	2004	2003
	$	$	$

Beaufor Mine	2,770,812	1,478,118	1,255,345
East Amphi property	13,215,310	10,504,244	7,104,894
Island Gold property	12,622,482	-	-
Other investments	426,719	642,216	915,615

	29,035,323	12,624,578	9,275,854

In 2005, in order to maintain the rate of production at the Beaufor Mine and to proceed with exploration with the aim of developing the reserves and resources at the East Amphi and Island Gold properties, Richmont Mines made total investments of $28,608,604 in these three properties. This amount was allocated to underground development, surface infrastructures and exploration drilling.

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

Richmont Mines forecasts a budget of more than $8 million in 2006 for exploration at all of its properties. The Island Gold project is expected to receive an investment of $7 million and $0.7 million is expected to be invested in the Beaufor Mine. Richmont Mines also expects to invest $0.1 million in the Valentine Lake property, the Company's primary target of exploration in Newfoundland. The Company plans to finance these expenditures with cash on hand and cash flow from operations but may also resort to other sources of financing if it deems such a move appropriate.

B.        Business Overview

Beaufor Mine, Quebec, Canada

Property Description and Location

1.1.1      Location

The Beaufor Mine property along with other adjacent properties such as Pascalis, Perron, Colombière, Courvan and Perron Blocs 2 and 3, are located approximately 27 kilometres to the northeast of the town of Val-d'Or, in the Abitibi-Est county, Province of Quebec.

1.1.2      Description of Mineral Rights

The property includes the mineral reserves and resources of the Beaufor Mine consisting of a series of adjacent mining rights subdivided into four projects: Perron, Beaufor, Pascalis and Colombière. The projects are composed of two mining leases, one mining concession and 23 claims for a total area of 591 ha. The Courvan project and Perron blocks 2 and 3 form another group of mining titles with high economic potential but currently presenting no mining activities. This group consists of two mining concessions and 64 claims for a total area of 1,255 ha.

1.1.3      Ownership of Mineral Rights

All the mining titles of the Beaufor property are jointly held by Richmont Mines (50%) ("the operator") and by Louvem (50%). Richmont Mines holds 70% of the shares of Louvem.

1.1.4      Mineral Royalties

All the properties jointly held by Richmont Mines and Louvem are subject to the payment of royalties and financial contractual obligations. The details can be found in the Technical Report of the Beaufor Mine (43-101), pages 5 and 6.

1.1.5      Environmental Obligations

Approximately 75% of the development waste material is hoisted from the underground mine to the surface and placed on a waste dump. The waste rock is not acid generating and does not require any particular environmental measures.

The rehabilitation plan for the Beaufor Mine is in approbation phase by the Ministère des Ressources naturelles et de la Faune du Québec.

1.1.6      Infrastructures

Two mine shafts are located on the Beaufor property, the old Perron shaft No. 5 presently used for hoisting and the Pascalis shaft, used as the ventilation air intake shaft. A series of buildings comprising warehouses, workshops, offices, etc. are used to service a workforce of about 119 employees and approximately 14 contractuals as of December 31, 2005.

1.1.7      Permits

All necessary permits and authorizations have been requested and issued. No other permits are needed.

Accessibility, Climate, Local Resources, Infrastructures and Physiography

1.1.8       Access

The mine can be accessed from the main road 117, going East from Val-d'Or to the Perron road and then north bound towards the village of Perron. The mine can also be accessed using the secondary road 397 from Val-d'Or to Val-Senneville, and going south on the Paré road to the Perron village.

1.1.9       Climate

The average annual precipitation is some 954 mm and the most falls in September (some 102 mm). Snow falls between October and May with the most snowfall occurring between November and March. The average for that period is about 54 mm (expressed in mm of water).

The average daily temperature in Val-d'Or is slightly above freezing namely 1.2°C. The average temperature for July reaches 17.1°C while in January the temperature falls to –17.0°C. The lowest temperature measured was -43.9°C and the highest temperature measured was 36.1°C. The area is below the freezing point an average of 209 days per year.

1.1.10      Local Resources and Basic Infrastructures

The area is well served by existing infrastructure and human resources. The population of the town of Val-d'Or was, in 2001, approximately 43,300 people accrording to the Institut de la statistiques du Québec. This town is accessible from the national road network and commercial flights are available daily at the local airport. The latter also hosts an excellent base of suppliers and manufacturers for the mining industry.

A railroad is located a few kilometres to the south of the property.

The local manpower is well trained. Since the mining town of Val-d'Or is very active, it is generally easy to recruit and keep a mining workforce. Professionals, engineers, geologists and technicians are usualy also well trained and available.

1.1.11      Physiography

The regional landscape is typical of the Abitibi lowlands, with its small rolling hills and widespread swamps, and its mixed forests of broadleafs and conifers. The forest cover is relatively young, as a forest fire devastated the area in 1942.

Historical

Intermittent exploration fieldwork has been conducted on the Beaufor property since the 1930s. Following a development period, Aurizon Mines (50%) and Louvem (50%) started commercial production at the Beaufor Mine in January 1996. In August 2000, Aurizon Mines stopped the mining operation at Beaufor Mine for reasons of risk instability of the crown pillar. In spring 2001, Aurizon Mines transferred the mining rights of the Perron, Beaufor, Pascalis, Colombière and Courvan properties to Richmont Mines Inc. for an amount of $1.8 million. In September 2001, Richmont Mines undertook construction work to secure the crown pillar and commercial production resumed at Beaufor Mine jointly with Louvem in January 2002.

Geological Setting

1.1.12      Regional geology

The mining town of Val-d'Or is located in the South-East of the Abitibi greenstone belt formed of archean volcanic and sedimentary rocks from the Superior Province. The mining camp of Val-d'Or belongs to the Malartic group corresponding to a volcanic pile including ultramafic, basaltic and rhyolitic flows. The Bourlamaque granodiorite intrusion hosts significant gold concentrations, namely at the Beaufor mine.

1.1.13      Beaufor Mine geology

The Beaufor, Perron, Pascalis, Colombière and Courvan properties belong to the same gold bearing hydrothermal system with a similar geometry. The Beaufor deposit is included in the Bourlamarque granodiorite. Gold mineralization occurs in veins associated with shear zones moderately dipping south. The mineralization is associated with quartz-tourmaline veins resulting from the filling of shear and extension fractures. The gold bearing veins show a close association with mafic dykes intrusive and undercutting the granodiorite. The dykes seem to have influenced the structural control of the gold bearing veins.

Mineralization

Gold-bearing veins at the Beaufor mine consist of quartz-tourmaline-pyrite veins, typical of Archean epigenetic lode gold deposits, that cross-cut the Bourlamaque Batholith. Mafic dykes that predate the mineralization are associated with shear-hosted gold-bearing veins. Shallowly dipping extensional gold-bearing veins are commonly observed at the Beaufor mine. Shear zones striking N070o and steeply dipping to the southwest control the opening and gold enrichment of veins.

Work for 2003, 2004, and 2005

The 2005 exploration program consisted in drift and raise development to access gold-bearing zones. The following table summarizes the work completed over the last three years. Ramp development began last October from level 20, the lowest level accessible from the shaft.

DEVELOPMENT AND DRILLING PERFORMED AT THE BEAUFOR MINE (in metres)
	2005	2004	2003

Drifts	1,014	1,299	1,026
Raises	402	597	380
Ramp	67	-	-
Definition drilling	21,524	14,928	8,764
Exploration drilling	13,023	13,396	17,511

Drilling

Most of the drill holes are planned on vertical cross-sections in order to undercut at right angles the shear veins. The drilling program is sub-divided into two main categories as follows:

· Exploration drilling using a 60 metres by 60 metres grid;

· Definition drilling based on a 10 to 20 metres by 10 to 20 metres grid.

Drilling operations are performed by a drilling contractor, under the supervision of the geological staff at the Beaufor mine. Underground drillholes are LTK48 (1" 13/32) calibre and ATW (1" 13/64) calibre. Surface drillholes are NQ size. The core recovery is better than 95%, including the fault zones where the RQD is more than 75%. A detailed description of the drill cores is logged by experienced and highly competent personnel as per established Beaufor Mine guidelines.

Sampling and Analysis

1.1.14       Sampling

The sampling of the rock mass is performed using drill cores and blasted rock. Results of the drill cores analyses as well as the grades of ore samples sent in the ore pass and in the car wagon are taken into account during the mineral reserve calculation. There is currently no face sampling "chips" at the Beaufor Mine.

In definition drillholes, samples are collected over 1-metre intervals, and frequently include both vein material and wall rocks, since veins are often less than 1 metre thick. The entire core is then analyzed at the chemical assay laboratory.

1.1.15      Assays

ALS Chemex Chimitec Laboratories in Val-d'Or, was selected to analyze samples from the Beaufor mine. This laboratory is certified ISO 9001-2000 for the "Supply of assays and geochemical analysis services" by QMI, an ISO certification firm. The step-by-step procedure for sample analyses is briefly described as follows:

·                Upon reception of sample bags, all sample numbers are verified and entered into the Laboratory Information Management System (LIMS), a sample tracking system used by the laboratory.

·                Samples are dried and crushed to 70% passing 2 mm using a jaw crusher. A representative sub-sample weighing 250 to 300 g of the –2 mm fraction is prepared using a Jones riffle splitter. The sub-sample is then pulverized to 85% passing –200 mesh using a ring pulverizer.

·                 Samples are then analyzed by fire assay with gravimetric finish using 30 g per sample.

1.1.16      Quality Control

The first quality control program done by the laboratory at different steps of the process are as follows:

·                 Crushing, pulverizing, weighing: daily check;

·                 Fire assay: 1 blank, 2 standards and 3 duplicates are inserted in each batch of 84 samples.

A second quality control program established by the Beaufor Mine involves the insertion of blanks and standards. Furthermore, rejects for all samples exceeding ten (10) g/t Au are systematically re-assayed.

Security of Samples

There is no quality control program as such established at the Beaufor Mine for the shipment of samples. Samples are gathered in plastic boxes and collected daily by the laboratory. Historical production and milling data indicate reliability of the laboratory results. When there is a doubt such as to the location of a sample, the sampling number or any other anomaly, the data is not used for the resource calculation.

Mineral Reserve Estimates

General

Methodology and procedures for mineral reserve estimates have been established by Beaufor Mine personnel. All estimates are performed under the direct supervision of the following qualified persons, as per the National Instrument 43-101: Donald Trudel (chief geologist) and

Marcel Beaudoin (chief engineer). Jules Riopel (Geology and Exploration Manager) is also involved in the determination of mineral inventory. The data base, factors and parameters used in the determination of the mineral reserve are based on the knowledge of the Beaufor deposit as of December 31, 2005. However, these parameters are revised on an annual basis in order to take into consideration the experience gathered from the current mining operation.

The mineral reserve estimate is carried out in accordance with the National Instrument 43-101 recommendations and regulations. Mineral reserves were classified according to the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) classification and adopted by the CIM Council on August 20, 2000. All standards generally accepted in the mineral industry as well as National Instrument 43-101 recommendations and ICM regulations for mineral reserve estimates have been fully applied in this study.

All the geo-scientific data collected at the Beaufor Mine are grouped into two main databases. Internal procedures have been prepared in order to validate the information in the databases. The entire work, all performed by the Beaufor Mine geology department, from data entry to layout drawings follows strict and established procedures, including crosschecks to ensure full validity. Access to all database is restricted to selected personnel for complete integrity.

The database and the parameters used to estimate the mineral reserves are based on past mining experience and knowledge of the current situation as of December 31, 2005. Thus, both the dilution and the ore recovery factors by mining methods used in the reserve estimate are based on actual results obtained in 2005. All these factors and parameters are updated on an annual basis in order to account for changes in the mining operations.

The conversion of mineral resources to reserves is based on economical feasibility studies done by the engineers of the Beaufor Mine. As per National Instrument 43-101 rules, only mineral resources in the measured and indicated categories can be used to outline the estimate of mineral reserves.

The budget costs used are based on actual and historic data of the mining operation and are updated based on experience and to reflect the changes in the prevailing economical situation.

Technical Parameters

The basis and the parameters used in the economic study for reserve estimation are given in the following sections.

Mining Methods

The two major underground extraction methods currently used at Beaufor Mine are the room and pillar and long-holes methods:

Room and Pillar

·                Geometry : stopes width from six metres to ten metres in the plane of the vein with in-stope pillars of three metres by three metres section or two metres long in the plane of the vein;

·                 Maximum vein dip : 40°;

·                 Ore mining recovery: 80% used in the economic evaluation;

·               Internal dilution: the ore block is designed with a true thickness of 2.2 metres to 2.4 metres. The drilling intersects are projected to the same lengths. The minimum mining width is 2.2 metres. The dilution grade is assumed to be 0 g/t Au.

·                External dilution: an dilution amounting 5% at a grade of 0 g/t Au is added in the determination of the economic mineral reserves.

Long-Holes

·                Geometry : maximum panel length of 40 metres;

·                Minimum dip of vein: 45°;

·                 Ore mining recovery : 100% for designed stopes with all recoverable pillars between stopes clearly identified during the process of mineral reserve estimation;

·                Internal dilution: minimum mining width is three metres. The drilling intersections are projected to a minimum length of three metres;

·                External dilution: a dilution rate of 10% for waste at a grade of 0 g/t Au is assumed for primary stopes.

Cut-off Grades

Cut-off grades have been calculated based on both developed and un-developed workings for the two major mining methods used at Beaufor Mine, which are rooms and pillars and long-holes.

The main criteria are as follows:

·               No profit margin is built-in in the estimate;

·               Differed or capitalized capital is not used;

·               Only the gold price is taken into account in the economic calculation;

·               The gold price is CAN$540/oz.

The results of the cut-off grade study by mining methods for both developed and un-developed underground working are listed in the following table:

Mining Methods	Workings	Cut-off Grade (g/t)
Room and pillar	Developed	5.71
Room and pillar	Un-developed	7.27
Long-holes	Developed	4.30
Long-holes	Un-developed	5.85

Reserve Classification

Descriptions with more details about classification of reserves at the Beaufor Mine are presented below:

Proven Mineral Reserve

The geologists and the mining engineers of Beaufor Mine have estimated the tonnage of mineral reserve in the Proven category based on an economic study in order to determine the economically mineable part of a Measured Mineral Resource. At the Beaufor Mine, proven reserves are based on ore blocks developed from drifts or raises up to a maximum of eight metres from these openings. The level of accuracy of the economic evaluation is that a feasibility study.

Probable Mineral Reserve

The mineral reserve estimate in the Probable category has been based on an economic study in order to determine the economically mineable part of an Indicated Mineral Resource. At the Beaufor Mine, probable reserves extend to a maximum of ten metres from drilling data. In the advent of drilling intersections of more than three metres length, reserves can be projected by a multiple of five metres to a maximum of 30 metres. Dilution and mining recovery rates are included in the reserve calculation.

Reserve Table

In accordance with the calculation, as of December 31, 2005, the mineral reserves of the Beaufor Mine are estimated to be as follows:

Categories of reserves	Tonnes	Grade	Au
	(metric)	(g/t Au)	(oz)
Proven	114,600	7.31	26,900
Probable	392,000	8.98	113,200

Total (proven + probable)	506,600	8.60	140,100

Metallurgy

The Beaufor Mine ore is trucked to the Camflo Mill located approximately 49 kilometres from the mine site. A contractor under a three-year contract carries out ore haulage. Camflo Mill Inc. is 100% owned by Richmont Mines. The Camflo Mill, with a rated capacity of 1,300 short tons per day, is a Merrill-Crow conventional type mill with circuits for crushing, grinding, gold cyanidation and precipitation using zinc powder.

The historic average rate of recovery of the mill is 98.5% when Beaufor ore is milled. No major operating problem has been experienced at this mill nor is any anticipated in the near future. Normal maintenance and repairs are done when deemed appropriate.

Production Summary

Operating Costs and Capital Expenses

In 2005, ore totalling 199,269 tonnes at an average recovered grade of 5.72 g/t was extracted from the Beaufor Mine. This production yielded gold sales of 36,649 ounces, produced at a cash cost of US$377 per ounce, compared to the previous year with 266,793 tonnes of ore at an average recovered grade of 6.13 g/t, for gold sales of 52,623 ounces, produced at a cash cost of US$308 per ounce. The rise in the production cost in 2005 is attributable primarily to the decline in production and grades of ore extracted at the Beaufor Mine and to the general increase in costs. Moreover, since these costs are incurred in Canadian dollars but reported in US dollars, the appreciation of the Canadian currency, which rose from an average of US$0.77 in 2004 to US$0.83 in 2005, also contributed to the rise in the production cash cost.

In 2003, ore totalling 255,845 tonnes at an average recovered grade of 6.78 g/t coming from the Beaufor Mine had yielded total gold sales of 55,774 ounces produced at a cash cost of US$245 per ounce. The increase in the production cash cost compared with 2003 was primarily attributable to the decline in grades from the ore extracted from the Beaufor Mine. The appreciation of the Canadian dollar, which rose from an average of US$0.71 in 2003 to US$0.77 in 2004, also contributed to the rise in the production cash cost.

	Year ended		Year ended		Year ended
	December 31,		December 31,		December 31,
		2005		2004		2003

Revenues	19,686,025		28,088,714		28,942,244

Tonnes processed		199,269		266,793		255,845
Grade (g/t)		5.81		6.22		6.87
Gold recovery (%)		98.51		98.6		98.7
Recovered grade (g/t)		5.72		6.13		6.78
Ounces sold		36,649		52,623		55,774

Data per ounce of gold sold	US$	CAN$	US$	CAN$	US$	CAN$
Cash cost	377	457	308	401	245	344
Depreciation and depletion	23	28	12	16	10	14

Total	400	485	320	417	255	358

Average price obtained per ounce	443	537	410	534	370	518

In this annual report on Form 20-F, the Company presents the financial items "cash costs per ounce" and "depreciation and depletion per ounce" which have been determined using industry guidelines promulgated by the Gold Institute and are not US GAAP measures. An investor should not consider these items in isolation or as alternatives to production costs, net income/(loss) applicable to common shareholders, income/(loss) before income tax provision, net cash provided by operating activities or any other measure of financial performance presented in accordance with US GAAP. While the Gold Institute has provided definitions for the calculation total cash costs per ounce and depletion and depreciation per ounce, such costs may vary significantly among gold mining companies, and by themselves do not necessarily provide a basis for comparison with other gold mining companies.

Summary of Exploration and Development Work

Investments in property, plant and equipment totalled $2,770,812 in 2005. Most of the funds invested in 2005 contributed to the development of drifts and raises. In addition, the sinking of a ramp began last October below level 20, which is the last level accessible from the shaft. The increase in investments in 2005 compared with 2004 is attributable to the planned two-month production shutdown during which underground development and exploration drilling were performed. In 2005, expenses related to exploration were $862,150, compared with $980,166 in 2004.

In 2004, investments in property, plant and equipment totalled $1,478,118, compared with $1,255,345 in 2003. Most of the funds invested in 2004 contributed to the development of drifts and raises. In 2003, in addition to the completion of similar work, new surface infrastructures were constructed. Furthermore, an amount of $980,166 went to exploration drilling in 2004, compared to $1,221,682 in 2003.

For 2006, Richmont Mines expects to extract 192,000 tonnes of ore at an average recovered grade of 6.65 g/t Au for a production of 40,000 ounces at the Beaufor Mine. Investments of approximately $557,000 have been allocated for the completion of the ramp to a planned vertical depth of 30 metres, which the Company is currently driving, below the lowest level accessible from the shaft, located 610 metres below the surface. This work will allow for the extension of Zone C, where reserves of 50,000 tonnes at an average grade of 9.4 g/t have already been identified. Richmont Mines plans to begin extraction of this ore starting in the middle of 2006. The potential of Zone B, located farther to the south, will also be confirmed by drilling, as will that of Zone C, which is open at depth.

East Amphi Mine, Quebec, Canada

Property Description and Location

1.1.17      Location

The East Amphi property is located within the limits of the city of Malartic, some 30 kilometres to the west from the center of Val-d'Or, Abitibi East County, Province of Quebec. This property is contiguous to the city of Malartic which is part of the Vallée de l'Or MRC (township regional municipality).

1.1.18      Mining Claims Description

The property consists of 34 claims (1,077.1 hectares) which includes a mining lease (ML #848) of 119.1 hectares. The property covers part of Rang I (lots 8 to 35 incl.) and part of Rang II (lots 16 to 20 incl.) in Malartic township.

1.1.19      Ownership of Mining Rights

All of the mining claims of the East Amphi property belongs to Richmont Mines, which also holds contiguous mining claims. The surface rights are held by the Crown.

1.1.20       Mining Royalty

Century Mining Corp. will be entitled to receive a 2% Net Smelter Returns royalty, applicable after 300,000 ounces of gold is produced from the East Amphi property. Richmont Mines has the option to purchase the 2% royalty for $1.5 million at any time after the start of production.

1.1.21       Environmental Obligations

The rehabilitation plan for the East Amphi project was approved by the Ministère des Ressources naturelles et de la Faune du Québec and is valid until September 2008.

1.1.22       Infrastructure

All facilities are installed at the site. The main facilities are:

·                The staff offices, core-shack, garage, warehouse and compressor room;

·                The backfill plant;

·                Two electrical substations and mine ventilation system;

·                The mine water settling and polishing ponds; and

·                The surface ramp to the underground ramp portal.

1.1.23       Permits

All necessary permits and authorizations have been requested and issued. No other permits are needed.

Accessibility, Climate, Local Resources, Infrastructures and Physiography

1.1.24      Access

A gravel road of about two kilometers, bordering the Malartic-Fournière township line in an east-west direction allows easy access. The road leads to the mining site, in the south-central part of the property, two kilometers west of the highway 117 which links Val-d'Or and Rouyn-Noranda.

1.1.25       Climate

The average annual precipitation is some 954 mm and the most falls in September (some 102 mm). Snow falls between October and May with the most snowfall occurring between November and March. The average for that period is about 54 mm (expressed in mm of water).

The average daily temperature in Val-d'Or is slightly above freezing namely 1.2°C. The average temperature for July reaches 17.1°C while in January the temperature falls to -17.0°C. The lowest temperature measured was -43.9°C and the highest temperature measured was 36.1°C. The area is below the freezing point an average of 209 days per year.

1.1.26       Local Resources and Basic Infrastructures

The area is well served by existing infrastructure and human resources. The city of Malartic is located less than three kilometres east from the center of the mining property. The city of Val-d'Or, 30 km to the east, counts a population of approximately 43,300 inhabitants. It is accessible by a network of roads and is served by an airport with daily commercial flights. The latter also hosts an excellent base of suppliers and manufacturers for the mining industry. The local manpower is well trained. Since the mining town of Val-d'Or is very active, it is generally easy to recruit and keep a mining workforce.

The Camflo Mill is less than 13 kilometres of the property. A railroad line crosses the south west part of the property. Two 120 kV hydro lines linking the Cadillac and Malartic stations pass less than two kilometres north of the property and a 25 kV line, located 1.5 kilometres east of the property, are meeting the energy requirements of the mine.

1.1.27       Physiography

The property is located in the low lands of the Abitibi which are part of the James Bay physiographic area. The East Amphi deposit is located in a very flat sector where swamps occupy the poorly drained zones.

History

In 1937, McIntyre Porcupine Mines Ltd explored the Cadillac fault and intersected mineralized diorite and feldspar porphyry. East Amphi Gold Mines Ltd became the owner in 1940 and started underground development in early 1946. Following the sinking of a three-compartment shaft to a depth of 155 metres, 1,490 metres of drifting and 415 metres of cross-cuts, the company announced its decision to suspend underground activities. However, from 1948 to 1987, sporadic drilling was completed.

Breakwater Resources carried out surface and underground work on the property from 1987 to 1990 ; 85 diamond drill-holes were done on the surface and 92 underground. Geological mapping of underground developments was also completed. A resource estimate was calculated in 1990. (758,015 tonnes of indicated resources at an average grade of 11.02 g/t Au).

In 1995 Placer Dome optioned the property and started an exploration program. Two surface diamond drilling program were done in 1995 and 1996. A resource calculation was carried out, based on their geological model (850,000 tonnes of indicated resources with an average grade of 8.11 g/t Au).

In 1998, McWatters Mining acquired the property from Placer Dome and completed 44 additional drillholes on the East Amphi property. A new resource calculation was carried out, resulting in an estimated 2.29 million tonnes of measured and indicated resources at an average grade of 5.98 g/t Au (cut-off grade of 2.7 g/t Au). From December 1998 to August 1999, a total of 120,427 tonnes of ore was extracted from the open pit and shipped to the Sigma mill for processing. The average diluted grade of the ore was 5.66 g/t Au.

Geological Setting

1.1.28      Regional geology

The East Amphi property is located in the southern part of Abitibi greenstone belt, which is an Archean volcano-sedimentary complex in the Superior Structural Province of the Canadian Shield. The property is located in the Malartic mining camp. The Cadillac-Larder Lake deformation zone runs across the central part of the East Amphi property and lies along the boundary between metasedimentary rocks of the Pontiac Subprovince and basaltic to ultramafic volcanic rocks of the Piché Group.

1.1.29      East Amphi Mine Geology

The East Amphi property is cut by the tectonic zone of Larder Lake-Cadillac. On the property, this deformation zone is found in the ultramafic rocks in the Piché Group, which have been transformed into schists of chlorite and talc. This group is bordered on the north by the sediments of Cadillac and on the south by the Pontiac Group. An intrusive mass of feldspathic porphyry is found in the southern part of the Piché Group, south of the band of talc-chlorite schists from the Cadillac fault.

Given the association with the Lader-Lake Cadillac fault, Richmont Mines expects a complexity in the history of deformation and hydrothermalism in the gold deposits. East Amphi mineralized zones were defined stratigraphically as zones A, B, and P, in which distinct lenses have been identified and named as zones A1-A2-A2' and A3, and zones B2-Bn and B1-B1'. The B2-Bn zones occur at the interface between the feldspar porphyry and the talc-chlorite schist. These zones are marked by the injection of several generations of intrusions, generally subparallel to the foliation and showing a boudinaged structure. A1-A2-A2'A3 zones, and B1-B1 zones are situated within the talc-chlorite schists. The P zones are developed within the porphyritic body to the south. The zones have been identified over a strike length of more than 1 km, from the surface to a depth of 600 metres, and they can reach a thickness of more than 20 metres.

Mineralization

The mineralization is generally associated with the fault system of the Cadillac Lader Lake deformation zone. The mineralization is characterized primarily by structural control and secondarily by lithological control. Regarding the Piché Group, which hosts the Cadillac fault, it is well established that most of the gold concentration came from porphyry and dioritic intrusive led inside sheared volcanic rock.

The mineralization of the gold ore assumes two forms. In general, gold is associated with the spreading of large automorphic pyrites up to 5 mm in the lightly silicified zones associated with compacted and broken intrusions, either of a variably biotized dioritic nature or hematized and silicified felsic ones, or in the ultramafic deformed host rocks of the intrusions. This type of mineralization represents the majority of the resources and is typical of the gold-bearing mineralization found on the property. The second form is that the gold is associated with injected quartz veins and veinlets encased in the porphyric feldspathic intrusion to the south and in a shearing zone that divides the first type of mineralization. The gold is generally found within pyrite, and a few specks of free gold have been observed.

2004 and 2005 Work

Following the acquisition of the property at the end of 2003, Richmont Mines launched an underground exploration program involving drilling and drifting in order to improve the quality of the resources, transfer resources to reserve categories and increase the resources. Table below presents the total exploration program. A total of $23,719,554 was therefore invested in exploration in 2004-2005. Before reaching a decision about entering into commercial production, three bulk samples totalling 40,581 tonnes of ore were milled, of which 24,917 tonnes came from development and 15,664 tonnes of stopes mined.

DEVELOPMENT AND DRILLING PERFORMED AT THE EAST AMPHI PROPERTY (in metres)
	2005	2004

Drifts	821	694
Other excavations and drawpoints	1,402	392
Ramp (vertical depth of 200 metres)	294	1,037
Exploration drilling	21,952	14,022

Drilling

A total of 969 holes totalling 109,554 metres of surface and underground diamond drilling were completed in the property from the early 1930's to September 2005. Approximately 430 holes totalling 80,147 metres were drilled from the surface, and 539 holes totalling 29,407 metres from underground, including Richmont Mines drilling. The majority of the drill-holes used for resource and reserve estimates were BQ size.

Most of the drillholes are planned on vertical cross-sections to intersect mineralized zones at right angles, along a grid spacing of 10 by 15 metres or 20 by 20 metres. Drilling operations are performed by a drilling contractor, under the supervision of the geological staff at the East Amphi mine. Underground drillholes are BQ size, whereas surface drillholes are NQ calibre. Core recovery is 100%. The drill core is logged in detail by experienced and highly skilled personnel, following established guidelines for the East Amphi mine. A rock quality designation (RQD) analysis was completed for all drill-holes drilled in the 2004-2005 program and the RQD for zones B2 and Bn is relatively good.

Sampling and Analysis

1.1.30      Sampling

The 2005 mineral reserve estimate is supported by 546 surface and underground diamond drill hole samples and 110 chip sampling. The sampling approach was planned to coincide with lithological contacts with a minimum with of 0.5 metre and maximum 1 metre length.

The panel (or chip) sampling method generally consisted of taking horizontal representative samples of the geology (units or alteration) that was exposed either in the face or in the adjacent walls. The samples weighted an average 3 kg for a zone of two metres vertically by 0.5 to 1.5 metres horizontally.

1.1.31      Assays

ALS Chemex Chimitec Laboratories in Val-d'Or, was selected to analyze samples from the East Amphi mine. This laboratory is certified ISO 9001-2000 for the "Supply of assays and geochemical analysis services" by QMI, an ISO certification firm. The step-by-step procedure for sample analyses is briefly described as follows:

·                Upon reception of sample bags, all sample numbers are verified and entered into the Laboratory Information Management System (LIMS), a sample tracking system used by the laboratory.

·                Samples are dried and crushed to 70% passing 2 mm using a jaw crusher. A representative sub-sample weighing 250 to 300 g of the –2 mm fraction is prepared using a Jones riffle splitter. The sub-sample is then pulverized to 85% passing –200 mesh using a ring pulverizer.

·                Samples are then analyzed by fire assay with atomic absorption finish. Samples exceeding seven grams per tonne gold (7 g/t Au) on the first analysis are re-analyzed with a gravimetric finish. Rejects and pulps are preserved by the laboratory or stored at the East Amphi site.

1.1.32       Quality Control

During the course of the geological confirmation program, an evaluation of "Quality Assurance/Quality Control" (QA/QC) data was done to address the three (3) main concerns of analytical determination protocols, namely: (i) contamination, (ii) accuracy, and (iii) precision, as measured by the results obtained from field and analytical blank standards, certified reference standards and an assortment of specific duplicate samples collected and/or prepared, in addition to the regular samples submitted to the laboratory. The results of field and analytical blanks used to monitor for potential contamination during sample processing and assaying indicate that no significant contamination is likely to have occurred during the sampling/assaying programs completed.

Good accuracy was demonstrated by the laboratory during the sampling/assaying programs, as monitored internally and externally by the assaying of certified reference standards. Precision results from evaluation of AAS, gravimetric finish sample duplicates as well as assorted pulp duplicate results for the various original sample types demonstrate overall poor precision is being realized for the 50 g pulp samples. It is recommended that the split size be increased from the 250 g to 1000 g size. A comparison of the AAS versus gravimetric results demonstrates that precision for the AAS finish results is better up to grades of 3.5 g/t Au when gravimetric grades are more precise.

Security of Samples

At the East Amphi mine, there are no specific quality control measures for the shipment of samples. The latter are collected in plastic bins and picked up by the assay laboratory on a daily basis. In the event the sample location is uncertain, or the sample number is duplicated, or any other anomaly, then the results are simply excluded from the resource calculation.

Mineral Reserve Estimates

General

Methodology and procedures for mineral reserve estimates have been established by East Amphi Mine and Head Office personnel. All estimates are performed by qualified persons, as per the

National Instrument 43-101 under the supervision of Jules Riopel, Geology and Exploration Director. The base data, factors and parameters used in the determination of the mineral reserve are based on the knowledge of the East Amphi deposit as of December 31, 2005. However, these parameters are revised on an annual basis in order to take into consideration the experience gathered from the current mining operation.

The mineral reserve estimate is carried out in accordance with the National Instrument 43-101 recommendations and regulations. Mineral reserve were classified according to the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) classification and adopted by the CIM Council on August 20th, 2000. All standards generally accepted in the mineral industry as well as National Instrument 43-101 recommendations and ICM regulations for mineral reserve estimates have been fully applied in this study.

Richmont Mines has estimated the Global Reserves using all information from its 2004-2005 exploration program including information from underground openings and historical diamond drilling. The East Amphi Global Mineral Resource estimate served as a basis for the East Amphi mineral reserve estimate.

The source data and parameters used in the reserve calculation correspond to knowledge acquired and best estimates as at December 31, 2005. Budget costs used in the evaluation are based on estimated and actual data, taking into account acquired experience and evolving economic conditions in 2005. These factors and parameters are revised on an annual basis, to take into consideration experience gathered from the mining operation.

The conversion of mineral resources into mineral reserves is based on economic feasibility studies conducted by the engineering staff at the East Amphi mine. As stipulated in National Instrument 43-101, only mineral resources classified in the measured and indicated categories by the geological staff are used in the economic reserve estimate calculations.

Mineral Reserve Classification

The classification of mineral reserves for East Amphi was carried out according to definitions adopted by the Canadian Institute of Mining, Metallurgy and Petroleum (CIM).

Proven mineral reserves

The geologists and mining engineers at East Amphi estimated the tonnage and grade of the mineral reserves in the proven category based on the conclusions of an economic study in which grade, geometry and continuity were established with a high degree of confidence from drilling or mining work. The proven mineral reserves were confirmed by a high density of drill-holes, some cross-cuts through the mineralized zones and a bulk sampling program. The blocks are considered proven if drill spacing is less than 10 metres and several drill-holes form a cluster of similar results, especially if there is some underground development in the mineralization to confirm its location and grade.

Probable mineral reserves

The estimate of the mineral reserves in the probable category was made based on an economic study in order to determine the area in which geological continuity, geometry and grade are sufficiently known to allow for a reliable estimate of tonnage and grade and which can be mined economically. The blocks are considered to be indicated resources if drill spacing is between 10 to 20 metres and several drill-holes form a cluster of similar results.

Technical Parameters

The parameters and the basis of calculation used in the economic study are:

·              The extraction methods will be transversal and longitudinal long hole and cut-and-fill with a minimum dip of the zone at 60° and a maximum panel length of 11 metres by 25 metres high (B2-Bn);

·               Ore recovery: 100% for stopes designed with 4-metre pillars between stopes clearly identified during the process of the mineral reserve estimate. The pillars are excluded from the reserves;

·                Internal dilution: minimum mining width is three metres for the B2-Bn zones and four metres for the A1-A2-A2', A3, and B1-B1' zones;

·                External dilution: a rate of 10% at a grade of 2.7 g/t Au for the B2-Bn zones, 1.9 g/t Au for the B2-Bn zones below 4800 elevation, and 20% at a grade of 0.5 g/t Au for the A1-A2-A2', A3, and B1-B1' zones;

·                Operating costs of $62.00/tonne;

·                Cut-off grade of 3 g/t Au fixed with a gold price at US$450/oz (or CAN$540/oz with an exchange rate of CAN$1.2 for US$1). However, the final cut-off grade will be based on the current gold price at the time of extraction of the reserves;

·                 Grade capping at 30 g/t Au for all zones;

·                 The mill recovery is 97.5%.

·                 An average rock density of 2.8 t/m3 is defined.

The main parameters for the block model used to estimate the Global Mineral Reserve are as follows:

·                 A wireframe of 3 g/t;

·                Compositing of gold assay results was done on 1-metre equal lengths;

·                A 30-metre ellipsoid search was fixed according to the distance;

·                The block size for the B2 zone is 1.25 metres by 1.0 metre by 1.5 metres;

·                Interpolation method: the IDP interpolation method to the power 1 was used to minimize the nugget effect of gold assays;

·                A maximum of seven composite samples per diamond drill-hole within a maximum of 15 composites was fixed.

Reserve Table

According to the calculation, as of December 31, 2005, the mineral reserve estimates at the East Amphi Mine are:

Reserves Categories	Tonnes	Grade	Au
	(metric)	(g/t Au)	(oz)
Proven	288,900	4.04	37,500
Probable	351,900	5.57	63,000

Total (Proven + Probable)	640,800	4.88	100,500
(1) Including dilution and 100% mining recovery (excluding the pillars).
(2) Before milling recovery (97.5%).

Metallurgy

Before a decision to begin commercial production was reached, three bulk samples totalling 40,581 tonnes of ore were processed, of which 24,917 tonnes came from development and 15,664 tonnes from the mined stopes. For the third lot, 10,256 dry tonnes of development ore and 15,664 tonnes of ore from four stopes were transported and milled. The East Amphi ore was hauled by truck to Richmont Mines' Camflo mill located at an approximate distance of 13 km from the minesite. The Camflo mill is a traditional gold recovery mill using a conventional Merrill-Crow type process, with circuits for crushing, grinding, gold cyanidation and precipitation using zinc powder.

For the bulk sample from lot 3, the head grade averaged 4.0 g/t Au, whereas the head grade for the entire 2005 mill test, including development ore from lots 1 and 2, was 3.7 g/t. Gold recovery of the zinc precipitation circuit at the Camflo mill was established at 97.5%.

The main conclusions of the reconciliation between planning, mining and milling are:

·                The head grade is 3.7 g/t Au for the entire 2005 mill test, and 4.0 g/t Au for the third lot.

·                The muck grade was lower than the actual head grade by 10.7% for the entire 2005 mill test, and by 10.5% for the third batch.

·                The mill feed head grade was overestimated by 2.2% for the entire 2005 mill test and overestimated by 3.1% for the third lot.

·                The estimated grade of CMS-surveyed stopes (block model from drill core and chip samples) was lower than the actual head grade by 6.3% for the entire 2005 mill test, and by 4.7% for the third lot only.

·               Average grade milled from the four stopes returned a content of 4.14 g/t compared to an undiluted planned grade of 3.85 g/t and an average grade of 3.80 g/t according to outlined tonnage effectively withdraw in the block model evaluation. This represents an upgrade of over 9% based on CMS measurement evaluation.

Summary of Exploration and Development Work

In 2005, Richmont Mines invested an amount of $13,215,310 towards the completion of its major exploration program at the East Amphi property and to underground and surface infrastructures. Following the compilation of the advanced exploration program results in 2006, Richmont Mines brought the project into commercial production last February.

In 2004, an amount of $10,504,244 was invested to sink the ramp, install ventilation raises, improve the underground and surface infrastructures overall, and commence exploration. In 2003, the Company had invested $7,104,894, primarily for the cost of acquiring the property.

Since the beginning of exploration and development work on the East Amphi project in January 2004, the cost of oil, steel, cement, mining equipment and labour have risen significantly. These economic factors led to higher investments than the amounts initially planned by Richmont Mines. In addition, after the geotechnical studies were completed at the end of 2005, modifications to the mining plan proved necessary and resulted in a reduction in the size of the stopes' openings, the creation of permanent pillars and the abandonment of the use of cemented fill in most of the stopes. Definition drilling also showed significant variation in the grades. As at December 31, 2005, the Company recorded a non-cash write-down of mining assets of $26,040,953 related to the East Amphi property.

In 2006, the Company plans to extract approximately 200,000 tonnes of ore at an average grade of 4.0 g/t for production of approximately 25,000 ounces of gold. Mine life is anticipated to be around 4.5 years, based on current ore reserves and mine plan. On the positive side, the East Amphi property has a 4-km strike along the mineralized Malartic shear, and has the potential to find additional reserves. The actual resource base could also be partly transferred into mineable reserves.

Low dilution level from production and ground stability of future developments to access satellite zones are key elements in the success and profitability of the overall project. A complete review of the proposed mining methods, associated costs as well as mining productivity and risk based on ground conditions will be conducted prior to going ahead with the second phase of development. Actual and future short-term mining experience in the B2 zone above the 200 level will serve as a basis for that review. Actual ground conditions look more stable than predicted, mainly because of low depth of mining and the absence of lateral constraints.

Technical Report 43-101

On March 9, 2006, the Company filed the technical report with accordance to the National Instrument 43-101. The report is available on SEDAR Web site (www. Sedar.com).

Hammerdown Mine, Newfoundland, Canada

Property Description and Location

The Hammerdown Mine is located near King's Point in northeast Newfoundland and includes mining lease 153, covering an area of 96 hectares.

Richmont Mines's purchased a 100% interest in the Hammerdown property in Newfoundland in March 2000 for $6 million, $5.4 million of which was paid in cash. Following the completion of this development work, the Hammerdown Mine started up in July 2001.

In 2004, production reached 14,985 ounces of gold. Exploration did not lead to the identification of new reserves, and therefore Richmont Mines closed the mine down. Work to restore the site, at a cost of $188,037 that was charged to the provision already reported, was begun in the second quarter of 2004. All of the buildings and equipment were removed, the site was secured, and revegetation carried out. In February 2005, Richmont Mines received a letter from the relevant authorities that confirmed that the work had been completed in accordance with the law.

Summary of Production

	Year ended		Year ended		Year ended
	December 31,		December 31,		December 31,
		2005		2004		2003

Revenues		159,029	8,892,302		19,161,286

Tonnes processed		-		40,058		87,659
Grade (g/t)		-		13.24		13.60
Gold recovery (%)		-		97.3		96.9
Recovered grade (g/t)		-		12.88		13.17
Ounces sold		307		16,584		37,118

Data per ounce of gold sold	US$	CAN$	US$	CAN$	US$	CAN$
Cash cost	15	18	251	326	230	323
Depreciation and depletion	-	-	104	135	72	101

Total	15	18	355	461	302	424

Average price obtained per ounce	428	518	412	536	368	516

Nugget Pond Property, Newfoundland, Canada

Description and Location of the Property

1.1.33      Location and Access

The Nugget pond property is located approximately 65 km east-southeast of the town of Baie Verte on the northwest coast of Notre Dame Bay in north-central part of the province of Newfoundland and Labrador. Access to the property is provided by a road which joins the property with the settlement of Snook's Arm located some five kilometres east of the Nugged Pond mill. An all weather dirt road, highway 416, branches off of highway 414 linking Baie Verte and La Scie and leads due south to the head of Snook's Arm and the Nugged Pond access road.

1.1.34      Description and Infrastructures

The property consists of 99 contiguous mining claims totalling 2,475 hectares, grouped under Licence 10243, and one mining lease (144) of 131.2 hectares. Richmont Mines holds a 100% interest in the property, which includes a gold mill with a processing capacity of 450 t/day, administrative offices and operational buildings, and a chemical analysis laboratory for mining and environmental samples.

1.1.35      Agreement

In November 2005, Richmont Mines announced that the Company signed a 12-month option agreement with New Island Resources Inc. (TSXV.NIR) to sell the Nugget Pond property and gold mill. In order to earn this option, New Island made a non-refundable deposit of $250,000 and must undertake a $1,000,000 exploration program on the property. Upon exercise of the option, New Island will pay Richmont Mines an additional $2,250,000 and assume reclamation liabilities. Richmont Mines will have the right to retain a 30% interest in the property by reducing by $1,000,000 the purchase price proposed to New Island. During the option period, Richmont Mines will retain full control and responsibility for the operation and maintenance of the mill.

Island Gold Property, Ontario, Canada

Project Description and Location

1.1.36      Location

The Island Gold Project is located approximately 85 km north-east of Wawa, Ontario, in the Sault Ste. Marie Mining Division. Dubreuilville is approximately 15 km to the northwest of the Project.

1.1.37       Mining Claims Description

The Island Gold Project consists of 108 patented and leased claims totalling 1,735 ha and 197 staked claims totalling 6,001 ha.

Property	Number of claims	Area (ha)	Patricia Mining / Richmont Mines
			Ownership (%)
Kremzar	20	364	45/55
Lochalsh	31	424	45/55
Goudreau	67	948	45/55
Island Gold	187	6,001	45/55

1.1.38       Agreements summary

Richmont Mines entered into an agreement with Patricia Mining Corp. (Patricia Mining or Patricia) on August 28, 2003. Under the agreement, Richmont Mines completed a private placement investment of $1.0 million in common shares of Patricia Mining at $0.50 cents per share and obtained an option to acquire a 55 % interest in the Island Gold property by investing up to $10 million or by bringing the project into commercial production. This initial investment was used to partly finance a $3 million exploration program on the Island Gold project. On December 3, 2004, Richmont Mines agreed to invest up to $10 million in order to acquire a 55% interest in this project. Patricia Mining retained its role as project manager during a transition period, and Richmont Mines became project operator as of January 1, 2005. During the course of the fourth quarter 2005, after having fulfilled its obligation to invest $10 million for the project development, the Company acquired its 55% interest.

In January 2006, Richmont Mines and Patricia Mining Corp. announced the purchase of Algoma Steel Inc.'s remaining joint venture interest in the Goudreau property near Dubreuiville Ontario, for $100,000. The property will remain subject to the 15% net profits interest as per the original joint venture agreement between Algoma and Patricia Mining. The purchase will allow the Island Gold Joint Venture to expedite the exploration program on the Goudreau property. The Island Gold Joint Venture will share the cost of this purchase and will now own 100% of the property subject to royalties. Patricia Mining through the joint venture will therefore own a 45% interest and Richmont Mines will own the remaining 55% interest in the property.

1.1.39      Ownership of Mining Rights

All mining titles on the Island Gold project are currently been transferred and will be jointly held by Richmont Mines (55%), and Patricia Mining (45%).

1.1.40      Mining Royalties

The Kremzar Property is subject to a 4% net smelter royalty (NSR) in favour of Algoma Steel Inc. (Algoma). The Algoma NSR will become payable by Patricia at such time as the aggregate amount of NSRs received by the company and Aur equals the aggregate preproduction costs.

The Kremzar Property is also subject to a 3% NSR in favour of Aur, which is payable until such time as the Algoma NSR becomes payable. In the event the Algoma NSR becomes payable and is reduced below 4%, Aur will be entitled to receive a net smelter return equal to 50% of the amount by which the Algoma royalty is reduced, payable on the same terms as the Algoma NSR.

The Lochalsh Property is subject to a 3% NSR in favour of Aur.

The Goudreau Property has a 2% NSR in favour of Aur and a 15% NPI royalty in favour of Algoma.

1.1.41      Environmental Obligations and permitting status

·              The most important permit being maintained at this time is the ministry of the environment permit number 4-105-86-876 - permit to operate the Kremzar Mill which will be amended to take in consideration the anticipated modifications to the mill. In addition, permits number 03-P-6053 and 1360-6EXKTH have been obtained during the course of the year 2005.

·           N.A.R. Environmental Consultants Inc., retained to manage the environment reporting issues on Patricia Mining's behalf, developed timelines and cost estimates to bring the permits to a fully operational mine status. Patricia reports that the permits to reopen the former Kremzar mine, including mining and milling operations have been maintained.

·                Miller lake, west of the Kremzar mine, is a fully permitted tailing area presently capable of holding approximately two years of tailings. The tailings pond life could be extended for an additional 10 years by raising the dam height.

·                The existing Lochalsh and Kremzar closure plans will need to be updated if the joint venture decides to bring the mine into operation.

·              A closure plan for the Kremzar mine was filed with the Ministry of Northern Development and Mining (MNDM) in 1998 by Patricia Mining and was approved and should be amended. Patricia reports that financial assurance for the closure costs will be satisfied by payment of $10,000 cash, which has been paid, a collateral mortgage of $577,800 using the Kremzar Mill as security and a further letter of credit for $143,986 for the Lochalsh closure plan. There are no environmental issues on the property at this time.

1.1.42       Infrastructures

The Island Gold Project infrastructure including the location of the primary tailings pond, the secondary settling pond, the Kremzar mill (a carbon-in-pulp mill with a capacity of 650 tonnes per day), the Lochalsh ramp and portal, the mine access road, and the hydro lines, all with respect to the property . An office, a core logging and storage facility, and a mine dry are located on the Kremzar mine site.

Access, Local Resources, Infrastructures, Climate and Physiogeology

1.1.43       Access

Access to the Project is via an all weather road from Highway 519, just west of Dubreuilville and is located approximately 35 km east of the junction between Highways 17 and 519. It takes approximately one hour to drive from Wawa to the Project site.

1.1.44       Local Resources and Infrastructures

Wawa has a population of approximately 3,500. Dubreuilville is a forestry community with a lumber mill and a population of approximately 900. The Project is also within a few kilometres of railway lines operated by Canadian National Railways and Algoma Railways. Sidings for each of these railway lines are located at the towns of Goudreau and Lochalsh.

A power substation connected to the provincial power grid, water supply, gravel roads, offices, maintenance buildings and living accommodation are all available within the Project area. Power is supplied by Great Lakes Power Corporation.

1.1.45      Climate

The Project is located within the Lake Superior Regional climatic zone, moderated by the influence of Lake Superior. The average day time temperature is 2°C, ranging from 31°C to -41°C. Annual precipitation is normally 669 mm of rain and 278 cm of snow. Winter winds are from the northwest to north and during the summer south-west to westerly winds prevail.

1.1.46      Physiogeology

The Project area is within the Precambrian Shield adjacent to Lake Superior, in an area of low rolling hills that trend in an east-west direction. Property relief is low, from a high point of 488 m above sea level near Miller and Maskinonge Lakes, to a topographic low point of 381 m above sea level near Goudreau Creek. The Project area has been partially logged.

Exploration history

In 1983, Canamax Resources Inc. (Canamax) and Algoma Steel Inc. (Algoma) formed a joint venture to evaluate the mineral potential of Algoma's 117 patented claims covering the Goudreau iron range. In 1985, drilling by Canamax about two kilometres south of the Kremzar mine intersected a series of sub-parallel lenses containing gold mineralization within deformed rocks of the Goudreau lake deformation Zone (gldz). These lenses, are known as the Lochalsh, Island Gold, Shore, and Goudreau lake Zones. During 1989 and 1990, a 1,280 m long ramp was driven into the Island deposit beneath Goudreau lake from an adit on the north shore. Drifts and raises totalling 382 m were developed on two levels at depths of 125 m and 140 m below the Goudreau lake elevation at approximately 382 m. A bulk sample weighing 4,167 tonnes was extracted and processed at the Kremzar Mill.

Patricia Mining acquired the project in 1996 and completed 16,862 m of diamond drilling in 49 holes on the Island deposit and Lochalsh Zone between 1996 and 2002. In 2002 Kallio completed a resource estimate by block model in order to estimate the potential of an open pit mining concept. In late 2002, Amec used the Kallio estimate to carry out a preliminary assessment. These reports are filed on SEDAR as NI 43-101 technical reports.

Geological Context

1.1.47       Regional Geology

The Island Gold Project is part of the Michipicoten greenstone belt which, is part of the Wawa sub-province and Superior province of Archean age. The Project is stratigraphically positioned in the upper portion of the Wawa Assemblage composed by intermediate to felsic volcanics rock capped by pyrite-bearing iron formation.

1.1.48       Project Geology

The Island Gold project covers part of the interface between the Catfish assemblage, composed of mafic rocks, and the Wawa assemblage, consisting of felsic rocks. The pyrite-rich Goudreau iron formation lies at the contact between the Wawa and Catfish assemblages. A unit of pyroclastic rocks marks the transition between the two assemblages and hosts gold occurrences encountered on the property. This gold mineralization is controlled by the Goudreau Lake Deformation Zone (GLDZ). The GLDZ hosts the Island, Lochalsh, Goudreau, Shore, and North Shear gold zones, all located within the Island Gold property.

Mineralization

Within the GLDZ are a series of parallel shear zones, up to 25 m wide by several hundred metres long, with dips ranging from -70° to -90° host the gold mineralization. Moderate to high strain intensity are present within the shear zones containing pervasive alteration occurring in the form of iron carbonate, silica and calcite. Within areas of intense sericitization and silicification with 2% to 5% pyrite are narrow, subparallel quartz veins carrying gold mineralization. Gold is found primarily in quartz stringers and veins one centimetres to 1,5 meters wide. Visible gold (VG) forms clouds of fine gold droplets up to 3 mm in diameter.

At the Island Gold deposit, five zones referred to as E1, E, D1, D, and C, are defined and characterized by the presence of alteration halos ranging from 0.5 to over 8 metres in thickness, comprising intense silica alteration, albite alteration and quartz-carbonate veins. Two dominant envelopes are defined, namely the C/D envelope and the E/E1 envelope, which includes the D1 zone.

2005 Work

The work performed in 2005, permitted among other things, for the development of underground infrastructures and the exploration drilling. The following table presents work achieved in 2005.

DEVELOPMENT AND DRILLING PERFORMED AT THE ISLAND GOLD PROPERTY (in metres)
2005

Development in ore	356
Crosscuts and ventilation drifts	653
Ventilation raises	206
Ramp (vertical depth of 255 metres)	860
Service infrastructures	35
Exploration drilling	7,903

Drilling

A total of 395 holes totalling 88,800 metres of surface and underground diamond drilling were completed in the property from the early 1980's to December 2005. The majority of the drill-holes used for resource estimates were BQ size.

Most of the drillholes are planned on vertical cross-sections, in order to intercept mineralized zones at right angles along a grid spacing of 20 by 15 metres, targeting alteration assemblages in the E1/E Zone. Drilling operations are performed by a drilling contractor, under the supervision of the geological staff at the Island Gold project. Underground drillholes are BQ calibre, whereas surface drillholes are NQ size. Core recovery is 100%. The drill core is logged in detail by experienced and highly skilled staff, following established guidelines for the Island Gold project. A rock quality designation (RQD) analysis was completed for all drill-holes drilled in the 2005 program and the RQD for the zones is excellent.

Sampling and Analysis

1.1.49      Sampling

The sampling approach was planned to coincide with lithological contacts with a minimum with of 0.3 metre and a maximum length of 1 metre.

The panel (or chip) sampling method generally consisted of taking horizontal representative samples of the geology (units or alteration) that was exposed either in the face or in the adjacent walls. The sample weighted an aveargae 3 kg for a zone of 2 metres vertically by 0.5 to 1.5 metres horizontally.

1.1.50      Assays

Accurassay Laboratories (Accurassay) of Thunder Bay, Ontario was used for the underground drilling and development program to perform fire assay, gravimetric and specific gravity analyses. A number of underground muck and chip samples were sent to River Gold's assay lab in Wawa. Accurassay are commercial Canadian Assay Laboratories accredited by the Standards Council of Canada to ISO/IEC 17025 guidelines for gold analysis.

The step-by-step procedure for sample analyses is briefly described as follows:

·               Upon reception of sample bags, all sample numbers are verified and entered into the Laboratory Information Management System (LIMS), a sample tracking system used by the laboratory.

·               Samples are dried and crushed to 90% passing 2 mm, using a jaw crusher. A representative sub-sample of 250 to 450 g of the –2 mm fraction is prepared using a Jones riffle splitter. The sub-sample is then pulverized to 90% passing –150 mesh, using a ring pulverizer.

·               Samples are then analyzed by fire assay with a gravimetric finish. In the last case, 30 g of representative material were subjected to the fire assay and to gravimetric finish. Rejects and pulps are preserved by the laboratory or stored at the Island Gold site.

1.1.51      Quality Control

During the course of the geological confirmation program, an evaluation of "Quality Assurance/Quality Control" (QA/QC) data was done to address the three (3) main concerns of analytical determination protocols, namely: (i) contamination, (ii) accuracy, and (iii) precision, as measured by the results obtained from field and analytical blank standards, certified reference standards and an assortment of specific duplicate samples collected and/or prepared, in addition to the regular samples submitted to the laboratory. A certified standard and blank assay are run with each sample batch of samples. In addition, a replicate assay is run on every 10th sample to be used for checking the reproducibility of the assays.

The results of field and analytical blanks used to monitor for potential contamination during sample processing and assaying indicate that no significant contamination is likely to have occurred during the sampling/assaying programs completed. The assays supporting the Island Deposit Mineral Resource estimate are based on sample preparation and analytical protocols that meet standard industry practice and are reasonable and acceptable.

Security of Samples

At the Island Gold project, there are no specific quality control measures for the shipment of drill core samples.

Metallurgy

Metallurgical testing was carried out by Lakefield Research in June 1988 on ore extracted from the Island Zone. These tests were conducted on three composite samples with respective average grades of 3.56 g/t Au, 7.59 g/t Au, and 15.38 g/t Au. Metal assay results at Lakefield, for the three composite samples, were 2.75 g/t Au, 6.83 g/t Au, and 12.3 g/t Au, and indicated very little coarse gold was present. Cyanidation tests were conducted with 500 g of material, crushed to

77% passing –200 mesh. Gold dissolution was fairly rapid and the recovery rate was above 94% after 48 hours.

A bulk sample of 4,167 tonnes was extracted from underground stopes at the Island Zone and processed at the Kremzar mill in three lots in 1990. Gold recovery was approximately 94%.

Summary of Exploration and Development Work

In 2005, Richmont Mines invested $12,622,482 in the Island Gold project and as of the fourth quarter of 2005 holds 55% of the property. The work performed to date has allowed, among other things, for the development of underground infrastructures and the confirmation and expansion of the resources that were identified in 2004 by Patricia Mining Corp.

The Company plans to prepare a reserve calculation, using the data from drilling that will be available in September 2006. In the third quarter of 2006, Richmont Mines plans to restart the mill located on site, which has a capacity of 650 tonnes per day, and to begin processing ore from development. Subsequently, the Company plans for the milling work to continue with the processing of ore from the Island Gold property so as to achieve production during the second half of the year.

The Island zone remains open at depth and along strike in certain areas. Based on a preliminary review of drillholes in the Lochalsh and Goudreau zones, these two zones offer, in Management's opinion, excellent exploration potential and the distinct possibility to develop mineral reserves. The 2005 exploration campaign also led to the identification of two areas of interest near underground infrastructure, which will be investigated over the course of 2006.

Exploration Projects and Others Properties

General

Richmont Mines owns or holds interests in many mining properties at different stage of exploration. Richmont Mines 2005 annual report presents details on all of these properties in the section under the heading "Summary of operation and financial results for 2005, 2004 and 2003" of the Management's discussion and analysis. The following table outline Richmont Mines' interest in these exploration properties as at December 31, 2005.

Property	Year of acquisition	Number of claims	Participation(1)

Quebec
East Amphi	2003	34	100%
Francoeur	1992	13	100%
Monique	1994	21	81% by Louvem
Wasamac	1988	3 mining concessions	100%
Camflo North West	2005	13	50%
Newfoundland and Labrador
Valentine Lake	2003	502	Option for 70%
Cripple Creek (TN)	2005	83	Option for 100%
Ontario
Island Gold	2003	305	55%
Sewell	2002	6	100%
Cripple Creek	2002	42	100%
(1) The Company is subject to payment of royalties if some of these properties are brought into commercial production.

The following table presents Richmont Mines' exploration and evaluation of projects expenses in 2003, 2004 and 2005 and the budgeted amounts for 2006.

	2003	2004	2005	2006
			$	$
				Estimated
Quebec
Beaufor Mine	1,221,682	980,166	862,150	700,000
East Amphi	52,997	11,659,892	15,450,202	60,000
Francoeur Mine	1,776,152	10,864	49,974	10,000
Monique	-	270,047	19,186	20,000
Wasamac	551,320	290,982	39,685	26,500
Newfoundland
Hammerdown Mine	710,290	186,631	-	-
Valentine Lake	33,649	1,056,283	393,200	125,000
Ontario
Island Gold	86,822	359,567	12,763,660	*7,000,000
Sewell and Cripple Creek	4,006	253,443	178,596	200,000

Other properties	127,121	72,990	83,831	395,000
Evaluation of projects	309,664	349,763	508,746	150,000
Tax credit	(1,194,599)	(1,511,045)	(2,136,164)	(122,475)

	3,679,104	13,979,583	28,213,066	8,564,025
* Richmont Mines' equity interest – 55%

Valentine Lake, Newfoundland, Canada

Description and Location of the Property

1.1.52      Location and Access

The Valentine Lake Property is located in Central Newfoundland, 55 km south of the town of Buchans. The property can be accessed by way of 75 kilometres of gravel road from Millertown via the Buchans Highway.

1.1.53      Description of the Property

The Valentine Lake property consists of two grouped mineral exploration licences 10 943M (Valentine Lake North) and 10 899M (Valentine Lake South). The two (2) blocs of claims cover a total area of 12,550 hectares; 6400 hectares and 256 claims for Valentine North and 6,150 hectares and 246 claims for Valentine South.

1.1.54      Agreement

In November 2003, Richmont Mines signed an option agreement to acquire a 70% interest in the Valentine Lake Property from Mountain Lake Resources (TSXV.MAO) by carrying out $2.5 million in exploration work by October 31, 2007. As of December 31, 2005, exploration work has been done for an amount totalling $1,483,132.

Wasamac, Quebec, Canada

Description and Location of the Property

1.1.55      Location and Access

The Wasamac property is located approximately 15 km southwest of Rouyn-Noranda, province of Quebec. The property can be reached from Rouyn-Noranda via the Trans Canada Highway 117 to the town of Arntfield and thence by a secondary road that leads directly to the property.

1.1.56      Description of the property

The Wasamac property consists of three mining concessions (CM 349, CM 364, and CM 370) which represent a total area of 757.65 hectares in the Beauchastel township. Richmont Mines owns 100% of the Wasamac property.

Francoeur, Quebec, Canada

Description and Location of the Property

1.1.57      Location and Access

The Francoeur property is located approximately 25 km southwest of Rouyn-Noranda, province of Quebec. The property can be reached from Rouyn-Noranda via the Trans Canada Highway

117 to the town of Arntfield and thence by a secondary road from the north that crosses the Arnfield town and leads directly to the property.

1.1.58      Description and Infrastructures of the Property

The Francoeur property consists of 13 mining claims, including three mining concessions and four mining leases, covering a total surface area of 363 hectares. These claims are located in Beauchastel Township and are wholly owned by Richmont Mines.

The Francoeur mine was in operation from 1938 to 1947, from 1968 to 1971, and again from 1991 to 2001. A head frame is present on the property, as well as various basic infrastructures.

1.1.59      Agreement

In 2004, the Company concluded an agreement with Cadillac-West Exploration Inc. for the Norcoeur and Lac Fortune group of properties, adjacent to the Francoeur property. Cadillac-West Exploration committed itself to invest $0.5 million in exploration, after which it will have the right to acquire from Richmont Mines an interest of 50% in the Norcoeur and Lac Fortune group of properties by completing exploration programs of $2.2 million and $1.5 million, respectively, over three years. In accordance with this agreement, Cadillac-West Exploration completed a drilling program of approximately $300,000 in 2005 on the Norcoeur and Lac Fortune group of properties. The work led to the completion of 2,496 metres of drilling, and gold-bearing zones were intersected. Cadillac-West Exploration must complete its $0.5 million exploration program before May 22, 2006.

Camflo Northwest, Quebec, Canada

Description and Location Property

1.1.60      Location and Access

The Camflo Nord-Ouest property is located about 21 km west of Val-d'Or, in northwestern Québec. The property is located west of the Camflo mill, held by Richmont Mines. The property can be reached via the Camflo mill road, which turns off Highway 117, about 5 km east of Malartic.

1.1.61      Description of the Property

The Camflo Nord-Ouest property consists of 13 claims covering lots 45 to 51 in Range I, and lots 45 to 50 in Range II of Malartic Township. It covers a total surface area of 453.5 hectares.

1.1.62      Agreement

Richmont Mines has the option to acquire a 50% interest in the property by investing $200,000 in exploration work prior to December 31, 2005. As at December 31, 2005, Richmont Mines had invested $220,837, and had thus met the conditions stipulated in the agreement and acquired a 50% interest in the Camflo Nord-Ouest property. Richmont Mines also has the option to acquire an additional 30% interest, by investing another $125,000 prior to December 31, 2006.

Cripple Creek, Newfoundland, Canada

Description and Location of Property

1.1.63      Location and Access

The Cripple Creek property is located approximately 25 km north of the town of Gander, north central part of the province of Newfoundland. The property is accessible by the Gander Bay Highway.

1.1.64      Description of the Property

The property consists of 83 claims in seven contiguous claims blocks.

1.1.65      Agreement

Richmont Mines concluded an agreement in late 2005 with Derrick Fancey and Donald Le Drew, to acquire a 100% interest in the Cripple Creek property, Newfoundland, for a cash consideration of $73,480, payable prior to December 23, 2007. The sellers retain a 2% NSR, half of which may be purchased at any time for an amount of $1 million.

Table of reserves

		December 31, 2005			December 31, 2004
	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces
	(metric)	(g/t Au)	contained	(metric)	(g/t Au)	contained

Beaufor Mine
Proven reserves[1]	114,600	7.31	26,900	165,000	6.98	37,000
Probable reserves[1]	392,000	8.98	113,200	500,000	8.66	139,000

East Amphi Mine
Proven reserves[1]	288,900	4.04	37,500	-	-	-
Probable reserves[1]	351,900	5.57	63,000	-	-	-

TOTAL GOLD
Proven and
probable reserves	1,147,400	6.52	240,600	665,000	8.24	176,000
1 Established in 2005 according to a price of US$450/oz at an exchange rate of 1.20 (in 2004, at US$400 and an exchange rate of 1.31)

National Instrument 43-101

The Company's main properties mineral reserves calculation were established by «qualified persons» designated by National Instrument 43-101 and their names are in the table below.

Property	Qualified Persons	Titles
Beaufor Mine	Donald Trudel, P.Geo.	Chief geologist
East Amphi Mine	Jules Riopel, M.Sc., P.Geo., MBA	Geology and Exploration Manager
	Jacques Daigneault, Geo	Senior geologist
	Christian Bézy, Geo	Senior geologist

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

The following table sets out the annual average gold price (London PM fix) in US dollars over the past five years:

	(US$)	Exchange rate	(CAN$)

2001	271	1.55	420
2002	310	1.57	487
2003	363	1.40	509
2004	410	1.30	534
2005	444	1.21	538
2006 (January 1st until April 28th)	729	1.119	652

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

As at December 31, 2005 and 2004, Richmont Mines had no gold hedging contracts.

C.      Organization Structure

See Exhibit 8.1

D.      Property, Plants and Equipment

See Item 4.B. "Business Overview – Description of Properties."

ITEM 4A.      UNRESOLVED STAFF COMMENTS

Not applicable

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The discussion and analysis of the operating results and financial position of the Company for the three years ended December 31, 2003, 2004 and 2005 should be read in conjunction with the Company's consolidated financial statements and the accompanying notes. Notice should also be taken of the cautionary statement regarding forward-looking statements on page 1, in particular with respect to trend and other forward looking information and disclosure regarding the Company's contractual obligations.

A.      Operating Results

             Year ended December 31, 2005 compared to year ended December 31, 2004

General

In 2005, the markets experienced not only a significant rise in the price of gold, which exceeded the mark of US$536, but also an increase in the value of the Canadian dollar, which averaged US$0.83 in 2005 compared with US$0.77 during the previous year. Although the average price of gold climbed to US$443 in 2005 from US$410 in 2004, the appreciation of the Canadian currency led to a decrease in cash receipts from gold sales and thus limited the benefits associated with the rising gold price for Canadian producers.

Production in 2005

Gold sales for 2005 totalled 36,956 ounces, compared with 69,207 ounces in 2004. The decline in gold sales can be explained by the reduced production at the Beaufor Mine, which fell from 52,623 ounces of gold in 2004 to 36,649 ounces of gold in 2005 as a result of the planned two-month halt in production held in the third quarter of 2005 and a lower availability of ore, with lower grades, in the fourth quarter. In addition, during the month of December, the Camflo Mill processed the East Amphi bulk sampling, leaving an inventory of 12,118 tonnes of ore from the

Beaufor Mine. In 2004, production at the Hammerdown Mine totalled 16,584 ounces of gold, whereas only 307 ounces of gold were sold in 2005.

In 2005, ore totalling 199,269 tonnes at an average recovered grade of 5.72 g/t was extracted from the Beaufor Mine. This production yielded gold sales of 36,649 ounces, produced at a cash cost of US$377 per ounce, compared to the previous year with 266,793 tonnes of ore at an average recovered grade of 6.13 g/t, for gold sales of 52,623 ounces, produced at a cash cost of US$308 per ounce. The rise in the production cost in 2005 is attributable primarily to the decline in production and grades of ore extracted at the Beaufor Mine and to the general increase in costs. Moreover, since these costs are incurred in Canadian dollars but reported in US dollars, the appreciation of the Canadian currency, which rose from an average of US$0.77 in 2004 to US$0.83 in 2005, also contributed to the rise in the production cash cost expressed in US dollars.

In 2005, no operations were performed at the Hammerdown Mine. In 2004, ore totalling 40,058 tonnes at an average recovered grade of 12.88 g/t was extracted. This production had generated gold sales of 16,584 ounces produced at a cash cost of US$251 per ounce.

In 2005, in order to maintain the rate of production at the Beaufor Mine and to proceed with exploration with the aim of developing the reserves and resources at the East Amphi and Island Gold properties, Richmont Mines made total investments of $28,608,604 on these three properties. This amount was allocated to underground development, surface infrastructures and exploration drilling. In 2004, the Company continued its annual investments at the Beaufor Mine and launched an advanced exploration program at the East Amphi property. Investments on these two properties totalled $11,982,362.

Summary of operational and financial results for 2005

During 2005, the Company yielded a net loss of $27,480,010, or $1.54 per share, compared with net earnings of $732,096, or $0.05 per share, in 2004.

The Company's mining operations generated (used) annual cash flow of ($4,661,334) in 2005 compared with $7,217,715 in 2004, which represents, respectively, (22%) and 18% of revenues for each of these years.

The Company has no long-term debt and possessed working capital of $21,877,251 as at December 31, 2005. The Company would have access to other sources of financing if additional capital became necessary to finance its expansion.

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

Changes in accounting policies

In 2005, the Company adopted the following new accounting policies, which are detailed in note 1 to the Company's consolidated financial statements, that have had a significant impact on the financial statements.

In 2003, the Company early adopted the recommendations of the Canadian Institute of Chartered Accountants (CICA) Handbook Section 1100 "Generally Accepted Accounting Principles". In this respect, the Company no longer includes future required additions to property, plant and equipment to extract proven and probable reserves nor those required to classify resources in reserves; this change constitutes a change in accounting principle. In accordance with paragraph 33 c) of Section 1100, this change has been applied prospectively. Following this change in accounting principle, depreciation expense in 2003 amounted to $4,817,968.

Revenues

Precious metal revenues – For the year ended December 31, 2005, revenues from sales of precious metals reached $19,845,054, compared with $36,981,017 in 2004. For 2005, the 46% decline in precious metal revenues was attributable primarily to the 47% decrease in ounces of gold sold by Richmont Mines, which was directly related by the reduced production at the Beaufor Mine and a lower availability of ore, with lower grades in the fourth quarter.

Other revenues – Other revenues totalled $1,799,979 at the end of 2005 compared to $2,660,390 in 2004 and came primarily from activities related to custom milling and from interest revenues.

Expenses

Operating costs – In 2005, the absence of activity on the site of the Hammerdown Mine and the fall in production at the Beaufor Mine led to a reduction in operating expenses, which totalled $16,521,478, compared with $26,094,650 in 2004. In 2005, ore totalling 199,269 tonnes from the Beaufor Mine was processed, whereas 306,851 tonnes of ore were processed in 2004.

The average cost of production per ounce sold was $453 (US$374) for 2005, compared with $383 (US$294) for 2004. This increase in the average cost can be explained primarily by the closure of the Hammerdown Mine in May 2004 and the decline in production at the Beaufor Mine, which had total sales of 36,956 ounces in 2005, while the combined production of the Beaufor and Hammerdown mines allowed for sales of 69,207 ounces in 2004. The Beaufor Mine's two-month production shutdown, the lower production of the fourth quarter, the decrease in gold grades and the increase in the cost of the material used also contributed to the rise in the average production cost in 2005. In addition, the strength of the Canadian dollar is reflected in the average cost per ounce expressed in US dollars, as the costs of production are incurred in Canadian dollars. In 2005, the increase of US$80 in the production cash cost per ounce is attributable to three factors. The decline in grades resulted in a rise of US$63, the appreciation of the Canadian dollar led to an increase of US$23, and, finally, the cost per tonne led to a decrease of US$6. Although the Company has no control over the strength of the dollar and the price of materials, Richmont Mines expects to see an improvement in the average grade of the ore and a stabilization of metal market prices in 2006.

Royalties – Due to the decline in production, and consequently in sales, the royalties paid in 2005 totalled $231,381, compared with $430,325 in 2004, a year in which royalties were paid on ounces sold that came from the production of the Beaufor and Hammerdown mines.

Custom milling - In 2005, ore totalling 42,842 tonnes was milled, compared with 70,268 tonnes in 2004. In 2005, the Company gave priority to the processing of the ore from bulk sampling from the East Amphi property, which explains the decline. Activities related to custom milling represented expenses of $722,285 in 2005, compared with $973,056 in 2004. Note that the revenues from custom milling are presented under the caption "Other revenues" in the consolidated results. Richmont Mines plans to perform custom milling of approximately 30,000 tonnes of ore in 2006.

Administration – Expenses related to administration totalled $3,923,063 in 2005, compared with $3,036,622 in 2004. The increase in these expenses is due in part to stock-based compensation, which was $1,349,711, compared with $902,370 in 2004, and to the increase in general administrative expenses.

Exploration and project evaluation – As in previous years, Richmont Mines continued its investments related to exploration and project evaluation. These expenses fell from 3,475,339 in 2004 to $2,375,274 in 2005. The differences are attributable primarily to a slowdown in exploration at certain properties, notably Wasamac, Sewell and Cripple Creek, Monique and Camflo Northwest, as a result of the exploration and development efforts that were spent at the Beaufor, East Amphi and Island Gold properties. The following table shows the amounts invested in these properties for the past two years.

Investments for exploration and project evaluation

	2005	2004
	$	$

Beaufor Mine	862,150	980,166
Hammerdown Mine	-	186,631
Francoeur Mine	49,974	10,864
Valentine Lake property	393,200	1,056,283
Wasamac property	39,685	290,982
Other properties	610,023	1,080,642
Project evaluation	521,764	349,763

	2,476,796	3,955,331

Exploration tax credits	101,522	479,992

	2,375,274	3,475,339

Accretion expense of asset retirement obligations – This charge was $167,245 in 2005, compared with $159,726 in 2004. As the Company's production and exploration activities are subject to a variety of laws and federal and provincial regulations governing the protection of the environment, the Company has reported the asset retirement obligations for the mining sites on the basis of management's best estimate of the future costs. These estimates may be subject to changes if the laws and regulations are changed or if new events arise.

Depreciation and depletion – The amounts related to depreciation and depletion totalled $1,617,356 in 2005, compared with $3,548,287 in 2004. The differences are attributable primarily to the decline in gold sales, which were 36,956 ounces in 2005, 69,207 ounces in 2004.

Write-down of mining assets – As part of its periodic evaluation of the book value of its assets as described in note 1 g) of the financial statements, the Company determined that a write-down of the mining assets of the East Amphi property was necessary. The Company acquired this property in December 2003 for an amount of $7,104,894 and performed significant exploration work and the installation of surface infrastructures during 2004 and 2005, for an amount totalling $24,089,572.

2005
$

Existing carrying value, before write-down of mining assets	31,194,466

New carrying value
Cash flow from operation of the mine	*13,552,942
Investment in property, plant and equipment	*(8,929,533)
Property, plant and equipment salvage value	530,104

New carrying value	5,153,513
Write-down of mining assets	26,040,953

* Discount rate used 8%

The discounted future cash flow method was used to set the fair value of this property's mining assets. This method is based on revenues from proven and probable reserves, the costs of production, the investments required to extract these reserves, and the residual value of the assets at the end of the project. The price of gold that the Company used is US$500 per ounce and an exchange rate of 1.15 (US$0.87), for a price in Canadian dollars of $575 per ounce. This evaluation resulted in a non-cash charge of $26,040,953 for this property as at December 31, 2005. When the reduction of $3,134,699 in future mining and income taxes is taken into account, the net write-down is $22,906,254.

Mining and income taxes

In 2005, mining and income taxes showed a recovery of $2,479,820, compared with charges of $631,437 in 2004. This situation is directly related to the operating loss before the write-down of mining assets and tax expenses in 2005, compared with earnings in 2004. Details on taxes are found in note 6 of the financial statements.

Minority interest

In the consolidated results, the minority interest totalled $5,828 in 2005, compared with $559,869 in 2004. This amount represents the share of earnings due to the minority shareholders of Louvem Mines Inc., in which Richmont Mines owns a 70% interest, and to the share of the losses from the Island Gold project for 2005 that belongs to Patricia Mining Corp., a partner in this project.

Net earnings (loss)

In 2005, the write-down of mining assets for the East Amphi property and the decrease in the level of production that was caused by the planned two-month production shutdown at the Beaufor Mine, by the decline in the average grade and by the lack of a contribution from the Hammerdown Mine are elements that had a major effect on the Company's profitability relative to 2004.

Revenues generated by gold sales declined, and the costs of production rose relative to the number of ounces of gold produced. In 2005, this special context for Richmont Mines resulted in a net loss of $27,480,010, or $1.54 per share.

In 2004, the Company's net earnings were $732,096, or $0.05 per share. The differences for these years are attributable primarily to the decline in revenues from precious metals, which is due to the decrease in production and the reduced sales.

Balance sheet

Assets

The total assets of Richmont Mines fell from $56,193,554 as at December 31, 2004, to $54,226,497 at the end of 2005. This decline is due to the write-down of the mining assets of the East Amphi property.

Cash and cash equivalents fell from $25,269,901 as at December 31, 2004, to $14,678,478 as at December 31, 2005, because of the investments made in the East Amphi and Island Gold properties.

Receivables rose from $1,654,835 in 2004 to $2,783,351 in 2005. The increase is due to the funds advanced to Patricia Mining Corp. as provided for in the agreement related to the Island Gold project. Under this agreement, signed with Patricia Mining Corp. in 2003, after investing an amount of $10 million in the project, Richmont Mines agreed to finance the project's development up to an additional amount of $10 million. The money advanced to Patricia Mining Corp. bears interest at the Canadian prime rate plus 3%. As at December 31, 2005, the Company had advanced $1,678,500 to its partner.

Mining and income taxes receivable rose from $1,620,141 in 2004 to $5,441,853 in 2005. The difference is attributable primarily to a tax recovery recorded based on the operating loss suffered in 2005.

Liabilities

The amount of liabilities was $13,762,995 as at December 31, 2005, compared with $10,782,019 at the same date in 2004, and is composed of short-term liabilities, asset retirement obligations, the minority interest and future mining and income taxes. Richmont Mines has no long-term debt.

The substantial change in liabilities is attributable to the asset retirement obligations and the minority interest. An amount of $1,665,005 was accounted for under "Minority interest" in accordance with AcG-15, which has been in effect since January 2005, which relates to the "Consolidation of variable interest entities" following the consolidation of the Island Gold project.

Richmont Mines must evaluate on a periodic basis the assumptions used in the calculation of the asset retirement obligations related to eventual closure of its mining sites. At the end of the fiscal year ended December 31, 2005, the Company had the following financial legal obligations:

	Total amount
	of the estimated	Cash flow	Credit-adjusted
	cash flow	payment schedule	risk-free rate
	$		%

Newfoundland	759,191	2007	5.5
Francoeur Mine	192,432	2007	5.5
Beaufor Mine	354,290	2008	5.5
Camflo Mill	2,381,055	2010	5.5
East Amphi property	149,308	2010	5.5
Island Gold property	721,866	2010	5.5

	4,558,142

Future mining and income taxes

Note that future mining and income taxes were recorded as both assets and liabilities, since these amounts come from different corporate entities and various legislations, such as federal, provincial and mining taxes. Note 6 of the financial statements provides detailed information about tax reconciliation as well as future income tax assets and liabilities.

Future tax obligations total $11,236,870 before a valuation allowance of $9,945,965. They come from property, plant and equipment, asset retirement obligations, share issue costs and loss carry-forwards.

Since the Company anticipates that it is more likely than not that it will recover part of its future tax assets, a net amount of $1,290,905, after valuation allowance, has been recorded on the balance sheet. The valuation allowance, totalling $9,945,965, is made up of tax assets that are currently deemed unlikely to be recoverable.

The available non-refundable provincial and federal tax credits of $4,509,729 and $1,985,557, respectively, can be carried forward for ten years and were not reported as assets because the Company is not confident that they will reduce the taxes due in future years. All tax liabilities, in the amount of $1,571,257, were recorded.

Shareholders' equity

Shareholders' equity totalled $40,463,502 as at December 31, 2005, compared with $45,411,535 at the end of 2004. The difference comes primarily from the rise in capital stock, which increased from $29,236,630 in 2004 to $50,600,371 in 2005 as a result of two private placements. In June 2005, 3,246,000 common shares at a unit price of $4.90 were issued, for gross proceeds of $15,905,400. In December 2005, 1,500,000 common flow-through shares at $5.00 each were issued, for gross proceeds of $7,500,000. The total issue costs were $2,212,619. The contributed surplus rose from $2,894,356 in 2004 to $4,272,898 in 2005. The difference of $1,378,542 is primarily attributable to the charge for stock-based compensation. Retained earnings were $13,280,549 as at December 31, 2004, compared with a deficit of $14,409,767 as at December 31, 2005, as a result of the loss of $27,480,010 mainly related to the write-down of the mining assets of the East Amphi property.

At year-end 2005, Richmont Mines had 20,994,553 shares outstanding, 1,948,000 options granted under its stock-purchase plan and 90,000 options outside the plan at a price of $5.00 each, valid until December 5, 2006, granted to underwriters of the private placement concluded December 6, 2005.

Commitments and contingency

Since the conclusion of an agreement with the Quebec Ministry of Natural Resources in July 2001, the amounts of government assistance recorded as revenues and as a reduction of property, plant and equipment totalled $2,125,756 and $574,244, respectively. According to the agreement, an amount of $900,000 must be repaid on July 31, 2007, if the Beaufor Mine is in production during the twelve months preceding the date of repayment and if the average daily price of an ounce of gold on the "AM FIX" of the London exchange is greater than or equal to US$325. Currently it is impossible to predict the amount that could become repayable; consequently, no provision for this purpose has been recorded in the financial statements.

In addition, the Company is subject to royalty payments on the output of the Beaufor Mine and also on certain other properties, if they enter into commercial production which are detailed under Item 4.B, 1.1.4 above.

U.S. GAAP Reconciliation

Please refer to note 17 to the audited consolidated financial statements included herein.

A. Operating Results

Year ended December 31, 2004 compared to year ended December 31, 2003

General

In 2004, the price of gold ranged from US$375 to US$454 per ounce. In terms of the increase in the market price of gold, 2004 was a particularly remarkable year. Indeed, the average price of gold in 2004 was US$410 per ounce compared with an average price of US$363 in 2003. However, the rebounding Canadian dollar, which rose in value from an average of US$0.71 in 2003 to an average of US$0.77 in 2004, limited the benefits of the increase in the gold price for Canadian producers.

Production in 2004

Richmont Mines' gold sales were slightly lower than anticipated, declining from 92,892 ounces in 2003 to 69,207 ounces in 2004. The Hammerdown Mine sold 16,584 ounces of gold at a cash cost of US$251 per ounce compared with 37,118 ounces at a cash cost of US$230 in 2003. As for the Beaufor Mine, it sold 52,623 ounces of gold at a cash cost of US$308 compared with 55,774 ounces at a cash cost of US$245 in 2003. The increase in production costs is primarily attributable to the fact that the grades of ore obtained at the Beaufor and Hammerdown mines declined. Because cash costs are incurred in Canadian dollars and presented in American dollars, the appreciation of the Canadian dollar, which rose in value from an average of US$0.71 in 2003 to US$0.77 in 2004, also increased production costs.

Summary of operational and financial results for 2004

Richmont Mines reported solid results for 2004, despite a decline in earnings compared with last year. With the objective of increasing reserves and resources, the Company invested $3,955,331 in exploration and project evaluation. These initiatives contributed to the acquisition an option to acquire the Island Gold project, a very promising property.

Richmont Mines financial results dropped in 2004, with net earnings of $0.7 million, or $0.05 per share (basic), compared with net earnings of $5 million, or $0.32 per share (basic) in 2003.

Richmont Mines maintains its excellent financial position, with no long-term debt and, as at December 31, 2004, working capital of $25,925,031 million. Thanks to sound management, cash flow from operations has amounted to more than $7.2 million per year, or approximately 18% of revenues, over the past two years.

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

Revenues

The average selling price of gold obtained in 2004 was $534 (US$410) per ounce compared with $518 (US$370) per ounce in 2003. In fact, Richmont Mines posted precious metal revenues of $36,981,017 in 2004 compared with revenues of $48,103,530 in 2003.

Expenses

Operating cost – The average cost of production per ounce sold was $383 (US$294) in 2004 and $336 (US$240) in 2003. This increase in the average cost is due primarily to the drop in production at the two mines, which had total sales of 69,207 ounces in 2004, whereas sales of 92,892 ounces were achieved in 2003. These increases can be explained, on the one hand, by the fall in the grades of ore extracted from the Beaufor and Hammerdown mines. On the other hand, the cost per ounce in US dollars is also influenced by the appreciation of the Canadian dollar on conversion of the costs of production, which are incurred in Canadian dollars.

Royalties – The royalties paid in 2004 were $430,325, compared to $851,242 in 2003. The difference relative to the amount paid in 2004 is essentially due to the reduction in ounces of gold sold and to the exemption from payment of royalties on the last 13,000 ounces produced at the Hammerdown Mine. According to the agreement to this effect, Richmont Mines was exempt from paying royalties on the first 70,000 ounces of gold produced and on amounts in excess of 130,000 ounces of gold.

Administration – Administrative expenses reached $3,036,622 in 2004, compared with $2,772,658 in 2003. The increase by $263,964 can be explained primarily by an increase in the amount coming from stock-based compensation.

Exploration and evaluation of projects – The Company recognized expenses of $3,475,339 for exploration and project evaluation in 2004. This represents a total investment of $3,955,331 over the course of the year minus $479,992 in tax credits applied directly against these costs.

The following table shows the amounts invested in the previous 2 years.

	2004	2003
	$	$

Beaufor Mine	980,166	1,221,682
Hammerdown Mine	186,631	710,289
Francoeur Mine	10,864	1,776,152
Valentine Lake property	1,056,283	33,649
Wasamac property	290,982	551,320
Other properties	1,080,642	217,950
Project evaluation	349,763	309,664

	3,955,331	4,820,706

Exploration tax credits	479,992	1,194,599

	3,475,339	3,626,107

Accretion expense of asset retirement obligations – This charge totalled $159,726 in 2004 and $150,848 in 2003. As the Company's production and exploration activities are subject to a variety of laws and federal and provincial regulations governing the protection of the environment, the Company has reported the asset retirement obligations for the mining sites on the basis of management's best estimate of the future costs. These estimates may be subject to changes if the laws and regulations are changed or if new contingencies arise.

Depreciation and depletion – The amounts related to depreciation and depletion totalled $3,548,287 in 2004 compared with $4,817,968 in 2003. The differences are attributable primarily to the sales of gold, which fell from 92,892 ounces in 2003 to 69,207 ounces in 2004.

Mining and income taxes – In 2004, mining and income taxes were $631,437, compared with $1,725,596 in 2003. This decline is attributable primarily to the reduction in earnings before taxes.

Minority interest – The minority interest recognized in the consolidated results, which totalled $559,869 in 2004, compared with $1,005,290 in 2003, represents the share of earnings due to the minority shareholders of Louvem Mines Inc., in which Richmont Mines owns a 70% interest.

Net earnings

The Company's net earnings reached $732,096, or $0.05 per share in 2004, compared with $5,034,541, or $0.32 per share in 2003. The difference for these years are attributable primarily to the decline in revenues from precious metals, which is due to the decreased in production and the reduced sales.

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

Future mining and income taxes

Since the Company anticipates that it is more likely than not that it will recover a portion of its future tax assets, an amount of $1,689,760 was accounted for in the balance sheet. Note that future income and mining taxes were recognized as both assets and liabilities, since the amounts pertain to different corporate entities and various legislations as federal, provincial and mining taxes. All tax liabilities, which total $1,490,336, were recorded. Note 6 of the consolidated financial statements provides detailed information about tax conciliation as well as future income tax assets and liabilities.

Shareholders' equity

The change in shareholders' equity results mainly from the increase in capital stock and contributed surplus. Furthermore, capital stock increased from $28,346,424 in 2003 to $29,236,630 in 2004 as a result of the issue of common shares following the exercise of options as well as private flow-through share financing. The contribution surplus rose from $2,008,971 in 2003 to $2,894,356 in 2004. The difference of $885,385 is primarily attributable to the charge for stock-based compensation.

The Stock Option Purchase Plan was amended at the 2003 meeting of shareholders. At year-end 2004, Richmont Mines had 16,169,653 shares outstanding and had granted 1,842,500 options.

B. Liquidity and Capital Resources

As at December 31, 2005, the Company had $14,678,478 in cash and cash equivalents, compared with $25,269,901 in 2004. The change of 50% compared with 2004 is essentially attributable to the major investments incurred in 2005. Capital expenditures were $29,035,323, of which $12,622,482 are attributable to the Island Gold property and $13,215,310 are attributable to the East Amphi property.

Cash flow from operations

The decline in the Company's net earnings affected cash flow from operations before net change in non-cash working capital and payments of asset retirement obligations, which fell from $6,075,315 in 2004 to $2,180,859 in 2005 mainly due to decrease in net earnings.

Cash flow used in investments

In 2005, Richmont Mines made major investments in exploration at the East Amphi Property at a total cost of $13,215,310 and $12,622,482 was spent in exploration at the Island Gold property. In 2004, a total of $10,504,244 was invested in the acquisition of the East Amphi property. Just as last year, much development work was performed at the Beaufor Mine, at a cost of $2,770,812, whereas these costs totalled $1,478,118 in 2004.

In 2005, the Company has a credit facility of $3 million, with no security requirement other than the maintenance of cash and cash equivalents in excess of $10 million, for the issuance of letters of credit in regard to the settlement of asset retirement obligations.

In 2005, an investment of $426,719 is recorded under the caption "Other property, plant and equipment". This investment contributed primarily to restore the tailing ponds at the Camflo Mill. In 2004, the sum of $642,216 was also invested to restore the mill building and its equipment.

Cash flow from financing activities

During fiscal year 2005, the Company issued 154,500 shares following the exercise of stock options for an amount of $289,845. It also completed a private placement by issuing 3,246,000 common shares for an amount of $15,905,400 and 1,500,000 flow-through shares for an amount of $7,500,000. Through its share buyback program, Richmont Mines also redeemed 75,600 common shares for a total amount of $345,630.

In 2004, the Company issued 203,000 shares following the exercise of stock options for an amount of $705,650. It also completed a private placement by issuing 110,000 common shares for an amount of $770,000. Through its share buyback program, Richmont Mines also redeemed 217,000 common shares for a total amount of $1,088,001.

As at December 31, 2005, Richmont Mines Inc. had working capital of $21,877,251 cash and cash equivalents of $14,678,478 and no long-term debt. Consequently the Company has sufficient liquidity for the present requirements. Capital expenditures were $29,035,323, of which $12,622,482 are attributable to the Island Gold property and $13,215,310 are attributable to the East Amphi property.

Commitments and contingency

The Company is subject to pay royalties on the production of the Beaufor Mine and on other properties if they are brought into commercial production.

In July 2001, Richmont Mines reached an agreement with the Quebec Ministry of Natural Resources entitling the Company to a total of $2.7 million in government assistance, an amount which may become repayable under certain conditions. Since it was not possible to determine the amount of any such repayment as at December 31, 2005, no provision was recorded for this purpose.

U.S. GAAP Reconciliation

Please refer to note 17 to the audited consolidated financial statements included herein.

C. Research and Development, Patents and Licenses, etc.

None

D. Trend Information

In 2006, Richmont Mines anticipates production of 77,000 ounces of gold. Starting in the first quarter of 2006, the Company will benefit from the production of the Beaufor and East Amphi mines, the latter having been placed into commercial production on February 1, 2006. For the year, approximately 40,000 ounces and 25,000 ounces, respectively, will be produced by these two deposits.

Furthermore, the continuation of the development and exploration work at the Island Gold project, in which Richmont Mines now holds a 55% interest since the fourth quarter of 2005, will enable the Company to increase its production even further during the second half of 2006. This deposit could yield approximately 12,000 ounces in 2006.

According to these estimates, Richmont Mines will begin to expand its gold production and should return to profitability in 2006. In line with its objective, the Company will pursue its exploration activities and plans for a budget of approximately $10 million for exploration at all of its properties in 2006. For 2007, the Company anticipates production of more than 100,000 ounces of gold.

The advanced exploration program currently under way at the Island Gold property will run until June and will require an investment of approximately $7 million. Richmont Mines expects that a calculation of reserves will be available subsequently and that a decision about bringing the deposit into production will be made in the second half of 2006. The Company also plans to invest approximately $3 million in its other properties, including approximately $700,000 for the Beaufor Mine.

Richmont Mines plans to continue exploration at the Valentine Lake property in order to increase its resources and thus attain a critical mass that will allow for determining whether the project could be economically profitable.

The Company plans to finance these expenses with cash on hand and cash flow from operations but may also resort to various sources of financing if it deems such a move appropriate.

E. Off-Balance Sheet Arrangements

The Company did not have any off-balance sheet arrangements as of December 31, 2005 that have or are reasonably likely to have a current or future effect on the Company's financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

F. Tabular Disclosure of Contractual Obligations

As of December 31, 2005, the Company had the following long-term liabilities required to be reflected on the Company's balance sheet under Canadian generally accepted accounting principles.

	Payments due by period
		Less than
Contractual obligations	Total	1 year	1-3 years	3-5 years
Asset retirement obligations	$4,558,142	-	$951,623	$3,606,519

As of December 31, 2005, the Company had no long-term debt obligations, capital lease obligations, operating lease obligations or purchase obligations.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Names, municipalities of residence, offices and principal occupations of the directors and senior executives of the Company are as follows

Name and				Number of shares
Municipality of	Office held with		Director or	owned on
Residence	the Company	Principal Occupation	Officer since	March 24, 2006(1)

Jean-Guy Rivard	Chairman of the	Chairman of the Board	Feb. 25, 1981	1,100,000
Rouyn-Noranda (QC)	Board and Director	of Richmont Mines
Canada

Martin Rivard(2)	President, Chief	President and CEO of	Oct. 1, 2005	3,000
Rouyn-Noranda (QC)	Executive Officer	Richmont Mines
Canada	and Director

Denis Arcand(3) (4)	Director	Business Man	Sept. 28, 1995	36,348
Brossard (QC)
Canada

Gilles Loiselle, CP(3) (4)	Director	Advisor to the	July 8, 1996	NIL
Montreal (QC)		Chairman of the
Canada		Executive Committee,
		Power Corporation of
		Canada (holding and
		management
		company)

Réjean Houle(3) (4)	Director	Ambassador,	Jan. 27, 1989	37,000
Montreal (QC)		Canadien Hockey
Canada		Club Inc.

Campbell Stuart	Secretary	Partner, Colby, Monet,	July 23, 2002	0
Montreal (QC)		Demers, Delage &
Canada		Crevier, law firm

Christian Pichette	Vice President,	Vice President,	October 6,	0
Brossard (QC)	operations	operations of	2005
Canada		Richmont Mines

Nicole Veilleux	Director Finance	Director of finances of	March 1,	1,000
Rouyn-Noranda (QC)	and Chief Financial	Richmont Mines	2006
Canada	Officer

(1) As the Company has no personal knowledge of the number of shares controlled by the above-mentioned nominees, the information was provided by each of them.
(2) Martin Rivard is Jean-Guy Rivard's son.
(3) Member of the Audit Committee
(4) Member of the Compensation Committee

The Company does not have any other committee other than those mentioned above.

The above-mentioned individuals have held their principal occupation as indicated opposite their respective names during the last five years, except for Mr. Martin Rivard, who was, prior to October 2005, Executive Vice-President of Richmont Mines; Mr. Christian Pichette, who was,

prior October 2005, General Manager of Niobec Mine, Cambior Inc.; and Mrs Nicole Veilleux, who was, prior March 2006, Controller of Richmont Mines.

Each director shall, unless he resigns or his office becomes vacant for any reason, hold office until the close of the next annual meeting of shareholders or until his successor is elected or appointed.

The directors and officers mentioned above owns a total of 1,117,348 voting shares, which represents less than 5.61% of all the shares issued and outstanding of Richmont Mines Inc. Furthermore, no directors or officers own voting shares of Louvem Mines Inc.

B. Compensation

Remuneration of Directors

On April 24, 2003, the board of directors of the Company adopted an amendment to the remuneration plan for the directors who are not senior officers of the Company or its affiliates or who do not receive any remuneration as such. Pursuant to the remuneration plan as amended, an annual fee of $3,500 is paid to each such director plus an attendance fee of $500 per meeting. As such, three directors have received an aggregate remuneration of $28,500 during the year ended December 31, 2005.

Remuneration of senior officers

During the year ended December 31, 2005 the four Named Executive Officers of the Company (as hereinafter defined) were paid an aggregate cash remuneration of $699,974.

The following information indicates the remuneration paid for the financial year ended December 31, 2005 and the two previous financial years to the Company's President and Chief Executive Officer, the Chief Financial Officer and other senior officers (collectively, the "Named Executive Officers") whose salary and bonus for services in all capacities to the Company and its subsidiaries in the most recent year exceeded $150,000.

Summary Compensation Table

		Annual				Long-Term Compensation
		Compensation(1)

				Awards
								Market
								value of
								securities
				Shares				underlying	Expiry	All Other
Name and				Under	Options	% of	Exercise	option on the	Date	Compen-
Principal Position	Year	Salary	Bonus	Options	exercisable/	Options	price	date of grant	(mm-dd-	sation
		($)	($)	(#)	not exercisable	granted	($/security)	($/security)	yyyy	($)
Jean-Guy Rivard
Chairman of the	2005	271,368	Nil	300,000	140,000/160,000	36.4%	$5.30	$5.30	*07-07-2010	Nil
Board (2)

Martin Rivard
President and Chief	2005	151,659	Nil	50,000	10,000/40,000	6.1%	$5.30	$5.30	07-07-2010	Nil
Executive Officer(3)

Louis Dionne
President and Chief	2005	161,353	Nil	Nil	Nil	N/A	N/A	N/A	N/A	24,764
Executive Officer(4)

Jean-Yves Laliberté
Vice President,	2005	115,594	Nil	50,000	10,000/40,000	6.1%	$5.30	$5.30	04-29-2006	Nil
Finance(5)

* Corresponds to the latest expiry date

(1)  Does not include perquisites and other personal benefits, securities or property, the aggregate of which is no greater than the lesser of $50,000 or 10% of the total of the annual salary and bonus of the Named Executive Officer for the financial year.

(2)  During the period from August 1st to September 30, 2005, Mr. Jean-Guy Rivard was also President and Chief Executive Officer of the Company.

(3)  Mr. Martin Rivard was named President and Chief Executive Officer of the Company on October 1st, 2005. Prior to such date, he was Executive Vice President of the Company.

(4)  Mr. Louis Dionne was President and Chief Executive Officer of the Company from December 2, 2002 to July 31, 2005.

(5)  Mr. Jean-Yves Laliberté was Vice President, Finance until February 28, 2006.

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

The following table sets forth information concerning stock options granted during 2005 to the Company's directors and executive officers.

	Shares under	Options
Name and Principal	options granted	exercisable /
Position	during 2005	not exercisable	Exercise price	Expiration date
	(#)		($/security)
Jean-Guy Rivard	300,000	140,000/160,000	$5.30	*07-07-2010
Chairman of the Board

Martin Rivard	50,000	10,000/40,000	$5.30	07-07-2010
President and CEO

Jean-Yves Laliberté	50,000	10,000/40,000	$5.30	04-29-2006
Vice President, Finance

* Corresponds to the latest expiry date

The Company has directors' and officers' liability insurance for a maximum amount of $5,000,000 for which the Company pays an annual premium of $53,137. The insurance policy does not contain a deductible for the directors and officers but a deductible of $100,000 per event.

No director or executive officer of the Company is currently indebted to the Company or was indebted to the Company during the year ended December 31, 2005.

No funds were set aside or accrued by the Company during 2005 to provide pension, retirement or similar benefits.

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

C. Board Practices

The directors serve as directors of the Company from their election on the day of the Annual General Meeting of the Company, last held on May 12, 2005, until the next Annual General Meeting that will be held on May 17, 2006 or until a successor is duly elected.

Directors (1)

Name	Elected or
Appointed
Jean-Guy Rivard (3)	February 1981
Martin Rivard	October 2005
Denis Arcand (2)	September 1995
Réjean Houle (2) (3)	January 1989
Gilles Loiselle, PC (2) (3)	July 1996

(1) All Directors are residents and citizens of Canada.
(2) Member of the Audit Committee.
(3) Member of the Compensation Committee.

There are no director's service contracts with the Company or any of its subsidiaries providing for benefits upon termination of employment.

The Compensation Committee reviews annually the compensation paid to the directors by taking into account and comparing it with compensation paid to directors of comparable companies. At its last meeting held on March 7, 2006, the Compensation Committee decided to maintain the directors' compensation to an annual fee of $3,500 and an attendance fee of $500 per meeting for the coming year. The Compensation Committee meets at least annually. In 2005 the Compensation Committee held 2 meetings.

The Compensation Committee takes into account senior management's responsibilities and workload in setting each member's compensation. The Committee favours competitive compensation in order to keep competent key employees.

The Audit Committee meets at least twice a year in order to review the Company's financial position, meets with auditors and analyzes performance, existing and potential investments and the mining property portfolio. In 2005, the Audit Committee met 4 times. The Audit Committee Charter is annexed hereto as Exhibit 15.1.

D. Employees

The number of employees of the Company as of December 31, 2005, 2004 and 2003 was 257, 180 and 232 respectively. The distribution of the employees was the following:

Category of Activity or	December 31,
Geographical Location	2005	2004	2003
Corporate Office	13	12	12
Exploration	1	2	2
Beaufor	119	123	118
Camflo	28	28	27
Newfoundland	4	6	73
East Amphi	37	9	0
Island Gold	55	0	0
Total	257	180	232

E. Share Ownership

Set forth below is the amount of the Company's common stock and options owned by the Company's directors and executive officers as of April 28, 2006.

Shareholdings of Directors and Executive Officers

Title of	Identity of Person or	Stock options currently	Number of	Percent of
class	Group	Exercisable/	Shares of	Class(1)
		Unexercisable	Common
			Stock
			Beneficially
			Owned
Common	Jean-Guy Rivard	690,000 / 160,000	1,100,000(2)	8.79%
Common	Denis Arcand	50,000 / 0	36,348	0.39%
Common	Gilles Loiselle	100,000 / 0		0.45%
Common	Réjean Houle	50,000 / 0	37,000	0.39%
Common	Martin Rivard	140,000 / 110,000	3,000	1.14%
Common	Campbell Stuart	16,000 / 4,000	0	0.09%
Common	Christian Pichette	20,000 / 80,000	0	0.45%
Common	Nicole Veilleux	17,000 / 18,000	1,000	0.16%
	Total Officers/Directors			11.86%(3)

(1) Based upon 21,115,553 shares outstanding at April 28, 2006.

(2) 1,000,000 are held indirectly through Les Entreprises Tremoy Ltee, a private company controlled by Mr. Rivard and 100,000 are directly held.

(3) Includes 1,083,000 stock options exercisable within 60 days of April 28, 2006 held by all directors and officers as a group.

Information regarding the outstanding stock options held by directors and executive officers of the Company as of April 28, 2006, is set forth below.

Stock Options Outstanding

Name	Number of shares of	CAN$	Expiration
	common stock option	Exercise price	date
Jean-Guy Rivard	100,000	1.78	01-08-2007
Jean-Guy Rivard	100,000	3.10	03-18-2007
Jean-Guy Rivard	200,000	4.72	12-01-2007
Jean-Guy Rivard	150,000	6.60	01-14-2009
Jean-Guy Rivard	100,000	5.30	29-06-2010
Jean-Guy Rivard	200,000	5.30	07-07-2010
Gilles Loiselle	100,000	5.30	29-06-2010
Réjean Houle	50,000	5.30	29-06-2010
Denis Arcand	50,000	5.30	29-06-2010
Martin Rivard	50,000	4.25	07-07-2007
Martin Rivard	100,000	4.72	12-01-2007
Martin Rivard	50,000	5.30	07-07-2010
Martin Rivard	50,000	4.36	30-01-2011
Christian Pichette	50,000	4.97	05-10-2010
Christian Pichette	50,000	4.36	30-01-2011
Nicole Veilleux	25,000	5.16	25-08-2008
Nicole Veilleux	10,000	5.30	07-07-2010
Campbell Stuart	20,000	5.50	12-19-2007
Total	1,455,000

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Except for Jean-Guy Rivard, as disclosed in item 6.E "Directors, Senior Management and Employees – Share Ownership" above, the Company does not know of any person who owns, beneficially, directly or indirectly, more than 5% of any class of the Company's voting securities.

There has been no significant change in the percentage ownership of company common stock held by Jean-Guy Rivard during the past three years.

Such major shareholders do not have different voting rights from the Company's other shareholders.

On December 31, 2005, the shareholders' list for the Company's common stock showed 292 registered shareholders and 20,994,553 shares outstanding. 131 (44.82%) of these shareholders were US residents, owning 3,060,057 shares representing approximately 18.9% of the issued and outstanding shares of common stock.

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

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

The following consolidated financial statements of the Company are attached to this Annual Report:

Report of the Independent Registered Public Accounting Firm dated January 27, 2006

Consolidated Balance Sheets at December 31, 2005 and December 31, 2004

Consolidated Statements of Earnings for the Years ended December 31, 2005, December 31, 2004 and December 31, 2003

Consolidated Statements of Retained Earnings for the Years ended December 31, 2005, December 31, 2004 and December 31, 2003

Consolidated Statements of Cash Flow for the Years ended December 31, 2005, December 31, 2004 and December 31, 2003

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

B. Significant Changes

No significant change has occurred since December 31, 2005 in the Company's financial condition or results of operations.

ITEM 9. THE OFFER AND LISTING

The Company's common stock is traded on the Toronto Stock Exchange under the symbol "RIC" and on the American Stock Exchange also under the symbol "RIC".

Toronto Stock Exchange

Set forth below are the high and low sales prices on the Toronto Stock Exchange for actual trades of shares of the Company's common stock for the periods indicated.

Last Five Full Years
Toronto Stock Exchange
Common Stock Trading Activity

	- Sales -
	Canadian Dollars
Year Ended	High	Low
December 31, 2001	$2.24	$1.20
December 31, 2002	$6.74	$1.75
December 31, 2003	$6.90	$3.80
December 31, 2004	$6.90	$4.00
December 31, 2005	$5.85	$3.82

Last Two Full Years
Toronto Stock Exchange
Common Stock Trading Activity

	- Sales -
	Canadian Dollars
Quarter Ended	High	Low
March 31, 2004	$6.90	$5.54
June 30, 2004	$6.30	$4.26
September 30, 2004	$5.05	$4.00
December 31, 2004	$5.60	$4.60
March 31, 2005	$5.35	$4.00
June 30, 2005	$5.85	$4.00
September 30, 2005	$5.35	$4.62
December 31, 2005	$5.24	$3.82

Last Six Months
Toronto Stock Exchange
Common Stock Trading Activity

	- Price -
	Canadian Dollars
Month Ended	High	Low
October 31, 2005	$5.24	$3.82
November 30, 2005	$4.55	$3.90
December 31, 2005	$4.62	$3.99
January 31, 2006	$4.65	$3.98
February 28, 2006	$4.43	$3.55
March 31, 2006	$4.47	$3.75

On April 28, 2006, the closing price for the Company's common stock on the Toronto Stock Exchange was CAN$5.00.

American Stock Exchange

The Company's common stock was listed for trading on the American Stock Exchange effective on March 6, 1997. Set forth below are the high and low sales prices on the American Stock Exchange for actual trades of shares of the Company's Common Stock for the periods indicated.

Last Five Full Years
American Stock Exchange
Common Stock Trading Activity

	- Sales -
	US Dollars
Year Ended	High	Low
December 31, 2001	$1.47	$0.80
December 31, 2002	$4.40	$1.05
December 31, 2003	$5.29	$2.78
December 31, 2004	$5.39	$3.00
December 31, 2005	$4.73	$3.20

Last Two Full Years
American Stock Exchange
Common Stock Trading Activity

	- Sales -
	US Dollars
Quarter Ended	High	Low
March 31, 2004	$5.39	$4.12
June 30, 2004	$4.81	$3.15
September 30, 2004	$4.05	$3.00
December 31, 2004	$4.76	$3.85
March 31, 2005	$4.50	$3.29
June 30, 2005	$4.73	$3.20
September 30, 2005	$4.60	$3.86
December 31, 2005	$4.50	$3.23

Last Six Months
American Stock Exchange
Common Stock Trading Activity

	- Sales -
	US Dollars
Month Ended	High	Low
October 31, 2005	$4.50	$3.23
November 30, 2005	$3.83	$3.28
December 31, 2005	$4.04	$3.45
January 31, 2006	$4.00	$3.38
February 28, 2006	$3.88	$3.21
March 31, 2006	$3.81	$3.21

On April 28, 2006, the closing price for the Company's common stock on the American Stock Exchange was US$4.48.

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

C. Material Contracts

Patricia Mining Purchase Agreement

On August 28, 2003, Richmont Mines entered into the Option/Joint Venture Agreement for the Island Gold project between Patricia Mining Corp. and Richmont Mines Inc., whereby the

Company agreed to invest $1.0 million, by way of a private placement, to purchase from Patricia Mining Corp. 1,400,000 flow-through shares and 600,000 common shares. Upon this investment, Richmont Mines was granted an option to acquire a 55% undivided interest in Patricia Mining's Island Gold property.

Richmont Mines' investment in Patricia Mining was used to partly finance a $2.5 million exploration program on the Island Gold project located in Ontario. Following this exploration program and its significant results, Richmont Mines exercised its option and decided to advance the project towards commercial production by funding development work up to a maximum of $10.0 million within 24 months in order to acquire a 55% managing interest in the joint venture. Richmont Mines has held a 55% interest in this property since the fourth quarter of 2005. The money advanced to Patricia Mining Corp. bears interest at the Canadian prime rate plus 3%. As at December 31, 2005, the Company had advanced $1,678,500 to Patricia Mining Corp.

East Amphi Purchase Agreement

On December 5, 2003, Richmont Mines signed with McWatters Mining Inc. a Memorandum of Agreement and Management Agreement, a transaction whereby Richmont Mines acquired from McWatters the East Amphi Property and the Fourax Property, located near Malartic in northwestern Quebec, for a cash consideration paid on closing of CAN$7 million. McWatters was obligated to complete a CAN$6 million exploration program on the East Amphi Property by December 31, 2004, which would also constitute additional consideration for Richmont Mines under the agreement. Richmont Mines, on behalf of McWatters, agreed to manage the exploration work. Subject to completion of this exploration program, McWatters will be entitled to receive a 2% Net Smelter Returns royalty, which gives the right to McWatters to receive 2% of the ounces produced from the East Amphi and Fourax properties in excess of 300,000 ounces of gold. Richmont Mines has the option to purchase the 2% royalty for CAN$1.5 million at any time after the start of production.

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

The summary is based on the tax laws of the United States, including the Internal Revenue Code of 1986, as amended (the "Code"), its legislative history, existing and proposed regulations thereunder, published rulings and court decisions, as well as on the income tax treaty between the

United States and Canada (the "Treaty"), all as currently in effect and all subject to change at any time, possibly with retroactive effect.

Distributions on Common Shares of the Company

General. US Holders receiving dividend distributions (including constructive dividends) with respect to common shares of the Company are required to include in gross income for US Federal income tax purposes the gross amount of such distributions to the extent that the Company has current or accumulated earnings and profits (as determined for US federal income tax purposes), without reduction for any Canadian income tax withheld from such distributions. Such income will be foreign source dividend income and generally will not be eligible for the dividends received deduction allowed to corporations. Canadian tax withheld from such distributions may be credited, subject to certain limitations, against the US Holder's US Federal income tax liability or, alternatively, may be deducted in computing the US Holder's US Federal taxable income by those who itemize deductions. (See more detailed discussion in the section captioned "Foreign Tax Credit" below). To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a return of capital up to the US Holder's adjusted basis in the common shares, and then as capital gain. Preferential tax rates for long-term capital gains are applicable to a US Holder that is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a US Holder that is a corporation. The Company does not maintain calculations of its earnings and profits in accordance with US Federal income tax accounting principles.

Under Section 1(h)(11) of the Code dividends paid by qualified corporations to non-corporate taxpayers will be taxed at the same rate as capital gains, rather than at the higher ordinary income tax rate. A foreign corporation such as the Company is a qualified corporation (i) if the corporation is eligible for the benefits of a comprehensive income tax treaty with the US which the US Internal Revenue Service ("IRS") determines is satisfactory and which contains an exchange opf information provision, or (ii) to the extent that the dividends are paid with respect to stock that is readily tradable on an established securities market in the United States. The IRS has ruled that the Treaty is a satisfactory treaty for this purpose. Accordingly, dividends paid with respect to shares of the Company should be eligible for the reduced tax rate. Eligibility for the reduced tax rate is dependent on satisfying a holding period and certain other limitations. The reduced tax rate also cannot be claimed with respect to dividends that are included as investment income for purposes of the limitation on the deduction of investment interest.

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

Foreign Tax Credit

Subject to certain limitations, a US Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of common shares of the Company may be entitled, at the option of the US Holder, to either a deduction or a tax credit for such foreign tax paid or withheld. US Holders that are eligible for benefits under the Treaty will not be entitled to a foreign tax credit for the amount of Canadian taxes withheld in excess of the 15 % maximum rate available under the Treaty, and with respect to which the US Holder can obtain a refund from the Canadian taxing authorities. There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the US Holder's US Federal income tax liability that the US Holder's foreign source income bears to his/her or its worldwide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Under the Code, taxpayers also must account for the rate differential on dividend income (i.e., the difference between the highest applicable tax rate and the highest dividend tax rate) in applying these limitations. Complex rules govern this classification process. There are further limitations on the foreign tax credit for certain types of income such as "passive income", "high withholding tax interest", "financial services income", "shipping income", and certain other classifications of income. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific and holders and prospective holders of common shares of the Company should consult their own tax advisors regarding their individual circumstances.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET

RISK

Commodity Price Risk Disclosure

See Item 4.B "Information on the Company - Gold Marketing and Sales" above.

At current 2006 estimates of production of 65,000 ounces of gold and at an estimated average gold price of US$450, including management's estimates of the Company's operating expenses, a US$45 change in the market price of gold would result in an increase or decrease of approximately CAN$2,150,000 in annual net income and in annual cash flows.

Foreign Currency Risk Disclosure

The Company's revenues are mainly denominated in US dollars, while investments and operating costs, primarily accrue in Canadian dollars. The Company's cash flow and results of operations will therefore be affected by fluctuations in the US/CAN dollar exchange rate.

At current 2006 estimates of production of 65,000 ounces of gold and at an estimated average gold price of US$450 excluding management's estimates of the Company's operating expenses, a $0.10 change in the CAN dollar exchange rate would result in an increase or decrease of CAN approximately CAN$1,800,000 in annual net income and in annual cash flow.

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

Interest Rate Risk Disclosure

At December 31, 2005, the Company had no outstanding long-term debt. Therefore, the Company does not believe it is exposed to significant interest rate risk.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY

HOLDERS AND USE OF PROCEEDS

None

ITEM 15. CONTROLS AND PROCEDURES

a) Disclosure Controls and Procedures. Based on their evaluation of the Company's disclosure controls and procedures as of the end of the period covered by this Annual Report, and pursuant to Rule 13a-15 or Rule 15d-15 of the Securities Exchange Act of 1934, Martin Rivard, President and Chief Executive Officer and Nicole Veilleux, Vice President, Finance and Financial Director, have concluded that the Company's disclosure controls and procedures (as defined in Rule 13a-15(e) or Rule 15d-15(e)) are designed to ensure that information required to be disclosed by the Company in the reports that it files under the

Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and are operating in an effective manner.

b) Management's Annual Report on Internal Control Over Financial Reporting. Not applicable*.

c) Attestation Report of the Registered Public Accounting Firm. Not applicable*.

d) Changes in Internal Controle Over Financial Reporting. During the period covered by this Annual Report, there have been no changes identified, in connection with the evaluation required by Rule 13(a)-15(d) or Rule 15d-15(d), in the Company's internal control over financial reporting (as defined in Rule 13a-15(f) or Rule 15d-15(f)) that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

* Richmont Mines Inc. is an accelerated filer and a foreign private issuer therefore it only has to comply (based on current legislation) to SOX-404 for fiscal year ending on December 31, 2006.

ITEM 16.A. AUDIT COMMITTEE FINANCIAL EXPERT

The Company's board of directors has determined that Gilles Loiselle serves as "audit committee financial expert" on its audit committee and that he is also an "independent" director as defined under the listing standards of the American Stock Exchange.

ITEM 16.B. CODE OF ETHICS

The Company has adopted a Code of Ethics that applies to the Company's principal executive officer, principal financial officer and principal accounting officer or controller. This Code of Ethics is included as Exhibit 14.1 to this Annual Report on Form 20-F. The Company will provide to any person, without charge a copy of the Company's Code of Ethics, upon a request in writing made to Richmont Mines, Inc., 110, Avenue Principale, Rouyn-Noranda, Quebec, JPX 4P2, Canada, Attention: Corporation Secretary.

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

The following tables show the total fees billed for each of the two past fiscal years by the Company's external auditor and the percentage of such fees for services approved by the audit committee or the audit committee president.

Audit fees

The aggregate fees billed by the external auditors for audit services for each of the last two financial years are the following:

Audit services*	2005	2004
Current year	$132,000	$105,000

Audit-related fees

The aggregate fees billed for each of the last two financial years for certification services and related services provided by the external auditors which are reasonably related with the performance of the audit or review of the Company's financial statements are described in the following table:

Nature of services*	2005	2004
Accounting advices	$12,890	$2,650

Tax fees

The aggregate fees billed for each of the last two financial years for the professional services provided by the external auditors with regards to tax compliance, tax advice and tax planning are described in the following table:

Nature of services*	2005	2004
Review quarterly tax provision	$12,800	$12,864
Planning and tax advices	$19,270	$28,265

Other fees

The aggregate fees billed for each of the last two financial years for the products and services provided by the external auditors, other than the services previously stated, are described in the following table:

Nature of services*	2005	2004
Sarbanes / Oxley Law compliance assistance	$39,088	$14,500
Other consultations	$11,550	$16,705

* 100% of the above fees have been approved by the Audit Committee for each year.

ITEM 16.D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16.E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

			Total Number	Maximum
			of Shares	Number of
			Purchased as	Shares that May
			Part of Publicly	Yet be
	Total Number		Announced	Purchased
	of Shares	Average Price	Plans or	Under the Plans
Period	Purchased	Paid per Share	Programs	or Programs

January 1-31, 2005	-	-		748,700
February 1-29, 2005	29,900	4.74	29,900	718,800
March 1-31, 2005	41,600	4.50	41,600	677,200
April 1-30, 2005	4,100	4.02	4,100	673,100
May 1-31, 2005	-	-	-	673,100
June 1-30, 2005	-	-	-	673,100
July 1-9, 2005	-	-	-	673,100
July 10-31, 2005	-	-	-	-
August 1-31, 2005	-	-	-	-
September 1-30, 2005	-	-	-	-
October 1-31, 2005	-	-	-	-
November 1-30, 2005	-	-	-	-
December 1-31, 2005	-	-	-	-

Only one Richmont Mines share repurchase programs was in effect in 2005. On July 7, 2004, Richmont Mines publicly announced a Normal Course Issuer bid commencing July 9, 2004 and expiring July 8, 2005 for up to 800,000 shares of its common stock.

PART III

ITEM 17. CONSOLIDATED FINANCIAL STATEMENTS

The audited consolidated financial statements referred to below are included herein and found immediately following the text of this Annual Report. The report of the Independent Registered Public Accounting Firm on such consolidated financial statements is included herein immediately preceding such audited consolidated financial statements.

Audited Consolidated Financial Statements

Independent Registered Public Accounting Firm's Report dated January 27, 2006.

Consolidated Balance Sheets at December 31, 2005 and December 31, 2004

Consolidated Statements of Earnings for the Years ended December 31, 2005, December 31, 2004 and December 31, 2003

Consolidated Statements of Retained Earnings for the Years ended December 31, 2005, December 31, 2004 and December 31, 2003

Consolidated Statements of Cash Flow for the Years ended December 31, 2005, December 31, 2004 and December 31, 2003

Notes to Consolidated Financial Statements

ITEM 18. CONSOLIDATED FINANCIAL STATEMENTS

The Company has elected to provide consolidated financial statements pursuant to Item 17 of Form 20-F.

ITEM 19. EXHIBITS

Exhibit

Exhibit
No.
1.1	Articles of Incorporation of the Company, including all amendments thereto(1)

1.2	Bylaws of the Company, including all amendments thereto(1)

2.1	Shareholder Rights Plan †

5.1	Option/Joint Venture Agreement for the Island Gold project between Patricia Mining Corp. and Richmont Mines Inc. dated August 28, 2003(2)

5.2	Memorandum of Agreement and Management Agreement between McWatters Mining Inc. and Richmont Mines Inc. dated December 5, 2003(2)

5.3	Beaufor Mine Purchase Agreement dated April 5, 2001 between Richmont Mines Inc. and Aurizon Mines Ltd., as amended by a letter agreement dated August 15, 2002 between the parties.†

8.1	List of Subsidiaries †

12.1	Rule 13a-14(a)/15d-14(a) Certifications †

13.1	Certification of periodic financial report pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350†

14.1	Code of Ethics(2)

15.1	Audit Committee Charter †

† Filed herewith.

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

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

RICHMONT MINES INC.
Registrant

Dated: April 28, 2006	By: (/s/) Nicole Veilleux
Nicole Veilleux
Director Finance and Chief Financial Officer

Consolidated Financial Statements of

RICHMONT MINES INC.

Years ended December 31, 2005, 2004 and 2003

REPORT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have audited the consolidated balance sheets of Richmont Mines Inc. and its subsidiaries as at December 31, 2005 and 2004 and the consolidated statements of earnings, retained earnings (deficit) and cash flow for each of the years in the three-year period ended December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company and its subsidiaries as at December 31, 2005 and 2004 and the results of their operations and their cash flow for each of the years in the three-year period ended December 31, 2005 in conformity with Canadian generally accepted accounting principles.

Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 17 to the financial statements.

/s/ KPMG LLP

Chartered Accountants

Montreal, Canada
January 27, 2006

RICHMONT MINES INC.
Consolidated Financial Statements
Years ended December 31, 2005, 2004 and 2003

RICHMONT MINES INC.
Consolidated Statements of Earnings
Years ended December 31
(in Canadian dollars)

	2005	2004	2003
	$	$	$

REVENUES
Precious metals	19,845,054	36,981,017	48,103,530
Other revenues (note 2)	1,799,979	2,660,390	2,205,511

	21,645,033	39,641,407	50,309,041

EXPENSES
Operating costs	16,521,478	26,094,650	30,324,791
Royalties	231,381	430,325	851,242
Custom milling	722,285	973,056	-
Administration	3,923,063	3,036,622	2,772,658
Exploration and project evaluation (note 3)	2,375,274	3,475,339	3,626,107
Accretion expense of asset retirement obligations (note 4)	167,245	159,726	150,848
Depreciation and depletion	1,617,356	3,548,287	4,817,968
Write-down of mining assets (note 5)	26,040,953	-	-

	51,599,035	37,718,005	42,543,614

EARNINGS (LOSS) BEFORE OTHER ITEMS	(29,954,002)	1,923,402	7,765,427

MINING AND INCOME TAXES (note 6)	(2,479,820)	631,437	1,725,596

	(27,474,182)	1,291,965	6,039,831

MINORITY INTEREST	5,828	559,869	1,005,290

NET EARNINGS (LOSS)	(27,480,010)	732,096	5,034,541

NET EARNINGS (LOSS) PER SHARE (note 7)
Basic	(1.54)	0.05	0.32
Diluted	(1.54)	0.04	0.31

WEIGHTED AVERAGE NUMBER OF
COMMON SHARES OUTSTANDING	17,837,886	16,126,784	15,926,191

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS (DEFICIT)
Years ended December 31 (in Canadian dollars)

	2005	2004	2003
	$	$	$

BALANCE, BEGINNING OF YEAR	13,280,549	13,252,364	8,596,132

Net earnings (loss)	(27,480,010)	732,096	5,034,541

Redemption of shares (note 11)	(210,306)	(703,911)	(378,309)

BALANCE, END OF YEAR	(14,409,767)	13,280,549	13,252,364

See accompanying notes to consolidated financial statements.

RICHMONT MINES INC.
Consolidated Balance Sheets
December 31
(in Canadian dollars)

	2005	2004
	$	$

ASSETS

CURRENT ASSETS
Cash and cash equivalents	14,678,478	25,269,901
Short-term investments (note 8)	812,678	809,900
Accounts receivable	2,783,351	1,654,835
Mining and income taxes receivable	5,441,853	1,620,141
Inventories (note 9)	3,368,115	1,345,299

	27,084,475	30,700,076

PROPERTY, PLANT AND EQUIPMENT (note 10)	25,851,117	23,803,718

FUTURE MINING AND INCOME TAXES (note 6)	1,290,905	1,689,760

	54,226,497	56,193,554

LIABILITIES

CURRENT LIABILITIES
Accounts payable and accrued charges	5,187,224	4,349,430
Mining and income taxes payable	20,000	425,615

	5,207,224	4,775,045

ASSET RETIREMENT OBLIGATIONS (note 4)	3,788,912	2,967,867

MINORITY INTEREST	3,195,602	1,548,771

FUTURE MINING AND INCOME TAXES (note 6)	1,571,257	1,490,336

	13,762,995	10,782,019

SHAREHOLDERS' EQUITY

Capital stock (note 11)	50,600,371	29,236,630
Contributed surplus (note 12)	4,272,898	2,894,356
Retained earnings (deficit)	(14,409,767)	13,280,549

	40,463,502	45,411,535

Commitments (note 13)
Contingency (note 14)
	54,226,497	56,193,554

See accompanying notes to consolidated financial statements.

On behalf of the Board:

Jean-Guy Rivard	Réjean Houle
Chairman	Director

RICHMONT MINES INC.
Consolidated Statements of Cash Flows
Years ended December 31
(in Canadian dollars)

	2005	2004	2003
	$	$	$

CASH FLOW FROM (USED IN) OPERATIONS
Net earnings (loss)	(27,480,010)	732,096	5,034,541
Adjustments for:
Depreciation and depletion	1,617,356	3,548,287	4,817,968
Stock-based compensation	1,349,711	902,370	354,102
Accretion expense of asset retirement obligations	167,245	159,726	150,848
Write-down of short-term investments	-	110,000	-
Write-down of mining assets	26,040,953	-	-
Minority interest	5,828	559,869	1,005,290
Future mining and income taxes	479,776	62,967	(462,391)

	2,180,859	6,075,315	10,900,358

Net change in non-cash working capital items
and payment of asset retirement obligations	(6,842,193)	1,142,400	(2,322,939)

	(4,661,334)	7,217,715	8,577,419

CASH FLOW USED IN INVESTMENTS
Short-term investments	(2,778)	80,100	10,505,685
Security deposits	-	1,286,061	(1,267,061)
Property, plant and equipment – Beaufor Mine	(2,770,812)	(1,478,118)	(1,255,345)
Development project - East Amphi	(13,215,310)	(10,504,244)	(7,104,894)
Development project - Island Gold	(12,622,482)	-	-
Other property, plant and equipment	(426,719)	(642,216)	(915,615)

	(29,038,101)	(11,258,417)	(37,230)

CASH FLOW FROM FINANCING ACTIVITIES
Issue of common shares	23,695,245	1,486,407	1,658,320
Redemption of common shares	(345,630)	(1,088,001)	(577,201)
Redemption of shares by a subsidiary	(60,755)	(142,586)	-
Common share issue costs	(1,859,348)	(29,096)	(10,664)
Contribution from a minority partner	1,678,500	-	-

	23,108,012	226,724	1,070,455

Net increase (decrease) in cash and cash equivalents	(10,591,423)	(3,813,978)	9,610,644

Cash and cash equivalents, beginning of year	25,269,901	29,083,879	19,473,235

Cash and cash equivalents, end of year	14,678,478	25,269,901	29,083,879

SUPPLEMENTAL INFORMATION
Cash paid (received) during the year:
Mining and income taxes	(522,198)	(133,984)	3,984,254

See accompanying notes to consolidated financial statements.

RICHMONT MINES INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2005, 2004 and 2003
(in Canadian dollars)

Richmont Mines Inc. (the "Company"), incorporated under Part 1A of the Quebec Companies Act, is engaged in mining, exploration and development of mining properties, principally gold.

1. Significant accounting policies

The consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles. As described in note 17, these principles differ in certain material respects from the principles that the Company would have followed had its consolidated financial statements been prepared in accordance with generally accepted accounting principles in the United States. The significant accounting policies followed by the Company are as follows:

a) Basis of consolidation

These consolidated financial statements reflect the accounts of the Company and those of other entities in which the Company has a controlling financial interest. The usual condition for a controlling financial interest is ownership of a majority of the voting interests of an entity. However, a controlling financial interest may also exist in entities through arrangements that do not involve voting interests, such as variable interest entities (« VIE's ») under the principles outlined in the AcG-15. Intercompany balances and transactions are eliminated on consolidation.

A VIE is defined as an entity that by design either lacks enough equity investment at risk to permit the entity to finance its activities without additional subordinated financial support from other parties; has equity owners who are unable to make decisions about the entity; or has equity owners that do not have the obligation to absorb the entity's expected losses or the right to receive the entity's expected residual returns in the same proportion as their participation. VIE's can arise from a variety of entities or legal structures.

AcG-15 requires a variable interest holder (i.e. a counterparty to a VIE) to consolidate the VIE if that party will absorb a majority of the expected losses of the VIE, receive a majority of the residual returns of the VIE, or both. This party is considered the primary beneficiary of the VIE.

The Company's 55% interest in the Island Gold development project is held through an unincorporated joint venture. The Company has entered into an agreement to finance the other joint venture partner's share of mine construction costs, which caused the Company to reconsider whether this joint venture is a VIE. The Company concluded that the joint venture is in fact a VIE and that it is the primary beneficiary. The Company has therefore consolidated the project Island Gold using the principles of AcG-15.

b) Revenue recognition

Precious metals revenue, based upon spot metal prices, is recorded when rights and obligations related to ownership are transferred to the purchaser. Milling revenue is recorded when the service of ore processing is rendered.

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

f) Exploration properties

Mining exploration expenditures are expensed as incurred. The acquisition costs of exploration properties and expenditures incurred on properties identified as having development potential are capitalized in accordance with the policy described in note 1 g).

RICHMONT MINES INC.
Notes to Consolidated Financial Statements (continued)
Years ended December 31, 2005, 2004 and 2003
(in Canadian dollars)

1. Significant accounting policies (continued)

g) Property, plant and equipment

Property, plant and equipment are recorded at cost, net of related government assistance. Development costs are capitalized when a decision is made to bring an ore body into commercial production. Upon commencement of commercial production, construction costs are transferred to the various categories of property, plant and equipment. Property, plant and equipment are depreciated according to the units-of-production method, calculated on proven and probable reserves. Depreciation of mobile equipment is calculated using the straight-line method based on its anticipated useful life.

Costs include interest on funds borrowed incurred to finance construction and future costs of asset retirement.

When the net carrying value of a capital asset is not recoverable and exceeds its fair value, a write-down is recorded in the books.

h) Future mining and income taxes

The Company accounts for mining and income taxes under the asset and liability method. Under this method, future tax assets and liabilities are recognized for the tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using current tax rates or tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The impact on future tax assets and liabilities of a change in tax rates is recognized in the income statement in the period in which the revised tax rate comes into effect.

The Company renounces to tax deductions relating to resource expenditures that are financed by the issuance of flow-through shares to the benefit of its shareholders, in accordance with current tax legislation.

Under the asset and liability method of accounting for income taxes, future income taxes related to the temporary differences created by this renouncement are recorded, in accordance with EIC-146, at the time that the Company renounces to its right to these deductions and the counterpart is recorded as share issue costs.

i) Asset retirement obligations

Total estimated cash flow required to settle the obligations arising from environmentally acceptable closure plans is discounted based on the credit-adjusted risk-free rate and is recorded as a liability with a corresponding increase to property, plant and equipment and, thereafter, depreciated in accordance with the units-of-production method using proven and probable reserves. The asset retirement obligations are adjusted for accumulated accretion in accordance with the expected timing of payment of the cash flow required to settle these obligations.

j) Foreign currency translations

Transactions pertaining to the statement of earnings are translated at the rate of exchange prevailing at the date of the transaction. Monetary assets and liabilities resulting from these transactions are translated at the rate of exchange in effect at the balance sheet date. Exchange gains or losses are included in earnings and presented under the caption Other revenues (nil in 2005, 2004 and 2003).

k) Government assistance

Grants originating from government assistance are recorded as a revenue or as a reduction of property, plant and equipment, based on the nature of the grant.

l) Net earnings (loss) per share

Net earnings (loss) per share are the result of net earnings (loss) divided by the average outstanding number of shares during the period. Diluted earnings per share are determined by taking into account the dilutive effect of arrangements to issue common shares as if these arrangements were exercised at the beginning of the year or at the grant date. Diluted earnings per share are determined using the treasury-stock method. This method assumes that the proceeds from the exercise of stock options are used to redeem common shares at the average trade price during the period.

RICHMONT MINES INC.
Notes to Consolidated Financial Statements (continued)
Years ended December 31, 2005, 2004 and 2003
(in Canadian dollars)

1. Significant accounting policies (continued)

m) Guarantees

A guarantee is a contract or an indemnification agreement that contingently requires the Company to make payments to the other party to the contract or agreement, based on charges in an underlying obligation that is related to an asset, a liability or an equity security of the other party, or based on a third party failure to perform under an obligation agreement. It could also be an indirect guarantee of the indebtedness of another party, even though the payment to the other party may not be based on changes in an underlying obligation that is related to an asset, a liability or an equity security of the other party. In management's opinion, the Company does not have guarantees, other than those disclosed in notes 4, 13 and 14.

n) Derivative financial instruments

In 2004, the Company adopted the recommendations of the Emerging Issues Committee (EIC-128) relating to the accounting for trading, speculative or non-hedge derivative financial instruments. Derivative financial instruments, which documentation does not clearly establish a hedge relationship in accordance with accounting standards, are measured at fair value. Previously, gains or losses on forward gold sales contracts and other instruments which establish the sale price of future production were recorded in earnings as revenue from precious metals upon delivery of the production. This change had no significant impact on the financial statements.

o) Stock-based compensation

The Company uses the fair value method based on the Black & Scholes pricing model to record the compensation cost related to the issue of stock options to its employees over the vesting period with a corresponding credit to the contributed surplus.

p) Use of estimates

The preparation of financial statements in compliance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses. Significant areas requiring the use of management estimates relate to the useful life of assets for amortization purposes and for the evaluation of their net recoverable amount, asset retirement obligations and income and mining taxes. Accordingly, actual results could differ from these estimates.

2. Other revenues

Other revenues include interest income on short-term investments and revenues from custom milling. There was no government assistance recorded in 2005 and 2004 ($1,006,196 in 2003).

3. Exploration and project evaluation

	2005	2004	2003
	$	$	$

Beaufor Mine	862,150	980,166	1,221,682
Hammerdown Mine	-	186,631	710,289
Francoeur Mine	49,974	10,864	1,776,152
Valentine Lake property	393,200	1,056,283	33,649
Wasamac property	39,685	290,982	551,320
Other properties	610,023	1,080,642	217,950
Project evaluation	521,764	349,763	309,664

	2,476,796	3,955,331	4,820,706

Exploration tax credits	101,522	479,992	1,194,599

	2,375,274	3,475,339	3,626,107

RICHMONT MINES INC.
Notes to Consolidated Financial Statements (continued)
Years ended December 31, 2005, 2004 and 2003
(in Canadian dollars)

4. Asset retirement obligations

The Company's production and exploration activities are subject to various federal and provincial laws and regulations governing the protection of the environment. These laws and regulations are continually changing and are generally becoming more restrictive. The Company conducts its operations so as to protect public health and the environment. The Company has therefore recorded its asset retirement obligations of the mining sites based on management's best estimate of the future costs. Such estimates are, however, subject to change based on modifications to laws and regulations or as new information becomes available.

a) Changes in obligations

The following tables set forth the evolution of the asset retirement obligations for the years ended December 31, 2005, 2004 and 2003:

	Balance as at	Accretion	New	Liability	Balance as at
2005	January 1	expense	liabilities	settlement	December 31
	$	$	$	$	$

Newfoundland	682,866	35,560	-	(16,585)	701,841
Francoeur Mine	163,878	9,013	-	-	172,891
Beaufor Mine	285,988	15,730	-	-	301,718
Camflo Mill	1,726,850	94,977	-	-	1,821,827
East Amphi property	108,285	5,956	-	-	114,241
Island Gold property	-	6,009	670,385	-	676,394

	2,967,867	167,245	670,385	(16,585)	3,788,912

	Balance as at	Accretion	Subsequent	Liability	Balance as at
2004	January 1	expense	measurement	settlement	December 31
	$	$	$	$	$

Newfoundland	830,299	40,604	-	(188,037)	682,866
Francoeur Mine	155,334	8,544	-	-	163,878
Beaufor Mine	271,080	14,908	-	-	285,988
Camflo Mill	1,636,825	90,025	-	-	1,726,850
East Amphi property	313,991	5,645	(211,351)	-	108,285

	3,207,529	159,726	(211,351)	(188,037)	2,967,867

		Balance as at	Accretion	New	Balance as at
2003		January 1	expense	liabilities	December 31
		$	$	$	$

Newfoundland		787,013	43,286	-	830,299
Francoeur Mine		147,236	8,098	-	155,334
Beaufor Mine		256,948	14,132	-	271,080
Camflo Mill		1,551,493	85,332	-	1,636,825
East Amphi property		-	-	313,991	313,991

		2,742,690	150,848	313,991	3,207,529

RICHMONT MINES INC.
Notes to Consolidated Financial Statements (continued)
Years ended December 31, 2005, 2004 and 2003
(in Canadian dollars)

4. Asset retirement obligations (continued)

b) Information used in the calculation of obligations

The following table sets forth the assumptions used in the calculation of the asset retirement obligations for the year ended December 31, 2005:

	Total amount
	of the estimated	Cash flow	Credit-adjusted
	cash flow	payment schedule	risk-free rate
	$		%

Newfoundland	759,191	2007	5.5
Francoeur Mine	192,432	2007	5.5
Beaufor Mine	354,290	2008	5.5
Camflo Mill	2,381,055	2010	5.5
East Amphi property	149,308	2010	5.5
Island Gold property	721,866	2010	5.5

	4,558,142

c) Fair value of asset obligations

As at December 31, 2005, the Company has guaranteed the settlement of asset retirement obligations through the issuance of letters of credit amounting to $3,000,000. The following table discloses the allocation of these letters of credit as at December 31, 2005:

2005
$

Camflo Mill	1,227,261
Newfoundland	843,659
East Amphi property	82,600
Francoeur Mine	53,809
Beaufor Mine	27,120

2,234,449

As at December 31, 2004, the Company had guaranteed the restoration of its mining sites by the pledge of letters of credit amounting to $1,478,190.

5. Write-down of mining assets

At December 31, 2005, the Company recorded a non-cash expense of $26,040,953 related to the reduction of the carrying value of the East Amphi property following the establishment of proven and probable reserves. The Company used the discounted future cash flow method to establish the fair value of this mining asset.

6. Mining and income taxes

Mining and income tax expense attributable to earnings consists of:

	2005	2004	2003
	$	$	$

Current	(2,959,596)	568,470	2,187,987
Future	479,776	62,967	(462,391)

	(2,479,820)	631,437	1,725,596

RICHMONT MINES INC.
Notes to Consolidated Financial Statements (continued)
Years ended December 31, 2005, 2004 and 2003
(in Canadian dollars)

6. Mining and income taxes (continued)

The income tax expense (recovery) attributable to earnings (loss) differs from the amounts computed by applying the combined federal and provincial income tax rate of 33.55% (32.99% in 2004 and 33.07% in 2003) to earnings (loss) before mining and income taxes as a result of the following:

	2005	2004	2003
	$	$	$

Earnings (loss) before mining and income taxes:	(29,954,002)	1,923,402	7,765,427

Computed "expected" tax expense (recovery)	(10,049,568)	634,530	2,568,027
Increase (decrease) in mining and income
taxes resulting from:
Resource allowance deduction	109,140	(528,410)	(696,616)
Change in the valuation allowance	9,060,084	(1,014,865)	(987,202)
Impact of the change in tax rates	(583,932)	461,159	-
Other	429,857	364,795	(267,621)

Income taxes	(1,034,419)	(82,791)	616,588
Mining duties	(1,445,401)	714,228	1,109,008

Total current and future mining and
income tax provision (recovery)	(2,479,820)	631,437	1,725,596

The tax effect of temporary differences that give rise to significant portions of the future tax assets and future tax liabilities at December 31, 2005 and 2004, are presented below:

	2005	2004
	$	$

Long-term future tax asset:
Property, plant and equipment	9,068,988	1,311,075
Asset retirement obligations	1,274,277	1,063,643
Share issue costs	531,286	-
Losses carried forward	362,319	200,923

Future tax asset	11,236,870	2,575,641
Less valuation allowance	(9,945,965)	(885,881)

	1,290,905	1,689,760

Long-term future tax liability:
Property, plant and equipment	(1,337,587)	(1,207,634)
Other	(233,670)	(282,702)

	(1,571,257)	(1,490,336)

Net long-term future tax asset (liability)	(280,352)	199,424

The Company has capital losses without expiry dates amounting to $775,647. Non-refundable provincial tax credits of $4,509,729 and non-refundable federal tax credits of $1,985,557 may be used within the next ten years to reduce income taxes otherwise payable. The tax benefits relating to these tax credits have not been accounted for by the Company.

RICHMONT MINES INC.
Notes to Consolidated Financial Statements (continued)
Years ended December 31, 2005, 2004 and 2003
(in Canadian dollars)

7. Net earnings (loss) per share

	2005	2004	2003

Net earnings (loss) attributed to
common shareholders ($)	(27,480,010)	732,096	5,034,541

Weighted average number of shares outstanding	17,837,886	16,126,784	15,926,191
Effect of dilutive share purchase options	-	388,661	488,876

Weighted average number of dilutive shares outstanding	17,837,886	16,515,445	16,415,067

Basic earnings (loss) per share ($)	(1.54)	0.05	0.32
Diluted earnings (loss) per share ($)	(1.54)	0.04	0.31

8. Short-term investments

Short-term investments include investments in shares of publicly-traded companies and short-term investments with an original term of more than 90 days, but not exceeding one year. The fair market value is $1,530,000 ($1,346,800 in 2004).

9. Inventories

	2005	2004
	$	$

Precious metals	609,033	72,108
Ore	1,504,499	354,562
Supplies	1,254,583	918,629

	3,368,115	1,345,299

10. Property, plant and equipment

			2005			2004
		Accumulated			Accumulated
		depreciation	Net book		depreciation	Net book
	Cost	and depletion	value	Cost	and depletion	value
	$	$	$	$	$	$

Mining properties	13,802,843	13,109,359	693,484	13,704,014	5,915,144	7,788,870
Development costs	9,814,060	5,856,973	3,957,087	7,221,257	5,329,650	1,891,607
Buildings	7,200,464	6,272,144	928,320	7,143,644	5,869,081	1,274,563
Equipment	13,762,718	12,183,176	1,579,542	13,326,640	11,693,195	1,633,445
Asset retirement	2,313,482	1,608,826	704,656	1,944,770	1,481,779	462,991

	46,893,567	39,030,478	7,863,089	43,340,325	30,288,849	13,051,476

Projects under
development a)	36,904,707	18,916,679	17,988,028	10,752,242	-	10,752,242

Total	83,798,274	57,947,157	25,851,117	54,092,567	30,288,849	23,803,718

a) Exploration tax credits of $2,034,642 were recorded as a reduction of projects under development ($1,031,053 in 2004). The write-down of mining assets of $26,040,953 is included in accumulated depreciation and depletion.

RICHMONT MINES INC.
Notes to Consolidated Financial Statements (continued)
Years ended December 31, 2005, 2004 and 2003
(in Canadian dollars)

11. Capital stock

Authorized: Unlimited number of common shares with no par value

		2005		2004
	Number	Amount	Number	Amount
	of shares	$	of shares	$

Issued and paid: Common shares
Balance, beginning of year	16,169,653	29,236,630	16,073,653	28,346,424
Issue of shares for cash a)
Common	3,400,500	16,211,684	203,000	722,635
Flow-through	1,500,000	7,500,000	110,000	770,000
Share issue costs	-	(2,212,619)	-	(218,339)
Redemption of shares b)	(75,600)	(135,324)	(217,000)	(384,090)

Balance, end of year	20,994,553	50,600,371	16,169,653	29,236,630

a) Issue of shares

In 2005, the Company issued, through a private placement, 3,246,000 common shares and 1,500,000 flow-through shares. The Company received cash proceeds of $15,905,400 and $7,500,000, respectively. Furthermore, share capital has been reduced by the future income tax expense of $308,000 related to the flow-through shares at the time the tax deductions were renounced. The Company also issued, through the exercise of stock options, 154,500 common shares for a cash consideration of $289,845 and has decreased the contributed surplus in an amount of $16,439, representing the fair value of the stock options that were exercised.

The Company is committed, in accordance with the flow-through share agreements, to incur exploration expenses in Canada of $7,500,000 prior to December 31, 2006. As at December 31, 2005, an amount of $464,606 has been committed.

In 2004, the Company issued, through the exercise of stock options, 203,000 common shares and 110,000 flow-through shares from a private placement for a cash consideration of $705,650 and $770,000, respectively and reduced the contributed surplus by an amount of $16,985, representing the fair value of the stock options that were exercised. Furthermore, share capital has been reduced by the future income tax expense related to the flow-through shares at the time the tax deductions were renounced.

b) Redemption of shares

In 2005, the Company redeemed 75,600 common shares for $345,630 in cash. This transaction reduced retained earnings by $210,306.

In 2004, the Company redeemed 217,000 common shares for $1,088,001 in cash. This transaction reduced retained earnings by $703,911.

c) Stock Option Purchase Plan

The Company offers a Stock Option Purchase Plan under which options to acquire common shares may be granted to its directors, officers, employees and non-employees. According to this plan, established in 1995 and amended in 1997, 2002 and 2003, the Company may grant options for up to 4,444,400 common shares. The exercise price of each option is the market price of the Company's stock on the date of grant and the maximum term of the options granted is 10 years.

RICHMONT MINES INC.
Notes to Consolidated Financial Statements (continued)
Years ended December 31, 2005, 2004 and 2003
(in Canadian dollars)

11. Capital stock (continued)

c) Stock Option Purchase Plan (continued)

A summary of the status, as at December 31, 2005 and 2004, of the Company's Stock Option Purchase Plan, and changes during the years then ended, is presented below:

		2005		2004
		Weighted average		Weighted average
	Number	exercise price	Number	exercise price
	of options	$	of options	$

Options outstanding, beginning of year	1,842,500	4.29	1,745,500	3.84
Granted	825,000	5.24	340,000	6.28
Exercised	(154,500)	1.88	(203,000)	3.48
Cancelled or expired	(565,000)	4.80	(40,000)	5.80

Options outstanding, end of year	1,948,000	4.73	1,842,500	4.29

Exercisable options, end of year	1,367,000	4.54	1,520,500	4.11

The following table summarizes information about the Stock Option Purchase Plan at December 31, 2005:

	Options outstanding at			Exercisable options at
	December 31, 2005			December 31, 2005
		Weighted average	Weighted average		Weighted average
	Number	remaining contractual	exercise price	Number	exercise price
Exercise price	of options	life (years)	$	of options	$

$1.65 to $2.28	213,500	0.7	1.74	208,500	1.72
$3.10 to $4.42	289,500	1.8	3.83	220,500	3.69
$4.72 to $6.60	1,445,000	3.5	5.36	938,000	5.36

	1,948,000	3.0	4.73	1,367,000	4.54

During 2005, the Company granted 825,000 stock options (340,000 in 2004) to senior executives and management. The weighted average fair value of these stock options at the grant date, calculated using the Black & Scholes option pricing model, is $2.35 ($3.07 in 2004).

The compensation costs were calculated using the Black & Scholes option pricing model with the following assumptions:

	2005	2004	2003
Risk-free interest rate	3.0%	3.5%	4.0%
Expected life	4 years	4 years	4 years
Expected volatility	55%	60%	60%
Expected dividend yield	0.0%	0.0%	0.0%

In 2005, the stock-based compensation costs charged to earnings amount to $1,349,711 ($902,370 in 2004 and $354,102 in 2003). The contributed surplus was increased by the same amount.

RICHMONT MINES INC.
Notes to Consolidated Financial Statements (continued)
Years ended December 31, 2005, 2004 and 2003
(in Canadian dollars)

11. Capital stock (continued)

d) Other stock options

		2005		2004
	Number	Weighted average	Number	Weighted average
	of options	exercice price	of options	exercice price
		$		$

Options outstanding, beginning of year	100,000	2.00	100,000	2.00
Granted	90,000	5.00	-	-
Expired	(100,000)	2.00	-	-

Options outstanding and exercisable,
end of year	90,000	5.00	100,000	2.00

As at December 31, 2005, the other 90,000 stock options have an exercise price of $5.00 and a weighted average remaining life of 0.9 year. In 2005, the cost, considered as issue cost and presented against capital stock amounts to $45,270. The contributed surplus was increased by the same amount. These amounts were calculated based on the Black & Scholes pricing model using the following assumptions:

Risk-free interest rate	2.5%
Expected life	1 year
Expected volatility	43%
Expected dividend yield	0.0%

12. Contributed surplus

	2005	2004
	$	$

Balance, beginning of year	2,894,356	2,008,971

Stock-based compensation	1,349,711	902,370
Options exercised	(16,439)	(16,985)
Share issue costs	45,270	-

Balance, end of year	4,272,898	2,894,356

13. Commitments

The Company is subject to pay royalties on the production of the Beaufor Mine and on that of other properties if they are brought into commercial production.

14. Contingency

Since the signing of an agreement in July 2001 with the Quebec Ministry of Natural Resources, the amounts of government assistance recorded in revenues and as a reduction of the cost of property, plant and equipment are $2,125,756 and $574,244, respectively. According to this agreement, an amount of $900,000 is reimbursable on July 31, 2007, if the Beaufor mine is in operation during the twelve-month period preceeding the date of the repayment and if the annual average daily price per ounce of gold on "AMFIX" at the London exchange is equal to or greater than US$325. It is currently not possible to determine the amount that may become payable and, accordingly, no amount has been recorded in these financial statements.

RICHMONT MINES INC.
Notes to Consolidated Financial Statements (continued)
Years ended December 31, 2005, 2004 and 2003
(in Canadian dollars)

15. Financial instruments and risk management

The Company is exposed to gold price fluctuations. The Company manages its exposure to this risk through the use of derivative financial instruments and gold commodity contracts.

The Board of Directors approves all policies concerning the use of derivative financial instruments and gold sales contracts. The Company does not own any financial instruments or derivative financial instruments for trading or speculative purposes.

a) Foreign exchange risk

The price of gold is established in US dollars; to manage its exposure due to the fluctuation of the US dollar, the Company will occasionally enter into various types of foreign exchange contracts. As at December 31, 2005 and 2004, the Company did not have any forward exchange contracts.

b) Commodity price risk

For its gold production, the Company reduces its risk of a decrease in the price of gold through the use, on occasion, of forward sales contracts and put and call options. As at December 31, 2005 and 2004, the Company did not have any forward sales contracts.

c) Credit risk

Financial instruments that expose the Company to market risk and concentrations of credit risk consist primarily of cash and cash equivalents, short-term investments, accounts receivable, forward contracts and option contracts for currencies and gold. The Company invests its cash and cash equivalents in high-quality securities issued by government agencies, financial institutions and major corporations, and limits the amount of credit exposure by diversifying its holdings. The Company is exposed to credit risk in the event of non-performance by counterparties in connection with its currency and gold forward option contracts. The Company does not obtain any security to support financial instruments subject to credit risk but mitigates this risk by dealing only with a diverse group of financially sound counterparties and, accordingly, does not anticipate any loss for non-performance. The Company continually monitors the market risk of its hedging activities.

d) Fair value of financial instruments

The Company owns and assumes other assets and liabilities such as cash and cash equivalents, short-term investments, accounts receivable, as well as accounts payable and accrued charges. The fair value of these financial assets and liabilities approximates their book value as these items will be realized or paid within one year.

RICHMONT MINES INC.
Notes to Consolidated Financial Statements (continued)
Years ended December 31, 2005, 2004 and 2003
(in Canadian dollars)

16. Segmented information

The Company operates gold mines at different sites in Quebec and Newfoundland. The exploration, corporate and others segment includes mining projects under development. These sites are managed separately given their different locations. The Company assesses the performance of each segment based on earnings (loss) before other items. Accounting policies for each segment are the same as those used for the preparation of the consolidated financial statements:

2005			Exploration,
			corporate
	Quebec	Newfoundland	and others	Total
	$	$	$	$

Revenues	20,689,744	159,029	796,260	21,645,033
Mining operation and others	17,749,915	5,534	3,810,003	21,565,452
Exploration and project evaluation	879,685	-	1,495,589	2,375,274
Depreciation and amortization	1,531,556	-	85,800	1,617,356
Write-down of mining assets	-	-	26,040,953	26,040,953

Earnings (loss) before other items	528,588	153,495	(30,636,085)	(29,954,002)

Acquisition of property, plant and equipment	3,136,710	-	25,898,613	29,035,323

Current assets	5,309,642	-	21,774,833	27,084,475
Property, plant and equipment	6,874,900	-	18,976,217	25,851,117
Future mining and income taxes	662,328	-	628,577	1,290,905

Total assets	12,846,870	-	41,379,627	54,226,497

2004			Exploration,
			corporate
	Quebec	Newfoundland	and others	Total
	$	$	$	$

Revenues	29,678,614	9,195,356	767,437	39,641,407
Mining operation and others	22,136,003	5,629,770	2,928,606	30,694,379
Exploration and project evaluation	1,101,766	1,438,462	935,111	3,475,339
Depreciation and amortization	1,155,016	2,243,898	149,373	3,548,287

Earnings (loss) before other items	5,285,829	(116,774)	(3,245,653)	1,923,402

Acquisition of property, plant and equipment	1,951,062	-	10,673,516	12,624,578

Current assets	5,945,879	181,102	24,573,095	30,700,076
Property, plant and equipment	5,325,418	-	18,478,300	23,803,718
Future mining and income taxes	863,877	-	825,883	1,689,760

Total assets	12,135,174	181,102	43,877,278	56,193,554

RICHMONT MINES INC.
Notes to Consolidated Financial Statements (continued)
Years ended December 31, 2005, 2004 and 2003
(in Canadian dollars)

16. Segmented information (continued)
2003			Exploration,
			corporate
	Quebec	Newfoundland	and others	Total
	$	$	$	$

Revenues	30,053,401	19,161,730	1,093,910	50,309,041
Mining operation and others	19,481,450	12,027,015	2,591,074	34,099,539
Exploration and project evaluation	1,202,249	703,200	1,720,658	3,626,107
Depreciation and amortization	899,155	3,825,046	93,767	4,817,968

Earnings (loss) before other items	8,470,547	2,606,469	(3,311,589)	7,765,427

Acquisition of property, plant and equipment	1,936,366	-	7,339,488	9,275,854

Current assets	5,182,808	1,473,211	29,479,887	36,135,906
Security deposits	1,237,061	30,000	19,000	1,286,061
Property, plant and equipment	4,431,964	2,285,634	8,221,180	14,938,778
Future mining and income taxes	424,299	-	710,153	1,134,452

Total assets	11,276,132	3,788,845	38,430,220	53,495,197

17. Effect of applying United States generally accepted accounting principles

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP). Had these consolidated financial statements been prepared in accordance with United States generally accepted accounting principles (U.S. GAAP), the effect on net earnings (loss) and on shareholders' equity would have been as follows:

	2005	2004	2003
	$	$	$

Net earnings (loss) reported under Canadian GAAP	(27,480,010)	732,096	5,034,541

Add (deduct):
Differences in accounting related to forward contracts a)	-	-	254,153
Differences in accounting related to investments b)	180,422	(3,100)	540,000
Flow-through shares c)	(130,000)	(59,053)	-
Income taxes d)	(27,109)	(56,504)	(128,630)

	(27,456,697)	613,439	5,700,064

Cumulative impact of changes to accounting
policies e)	-	-	(880,398)

Net earnings (loss) reported under U.S. GAAP	(27,456,697)	613,439	4,819,666

Net earnings (loss) per share under U.S. GAAP:

Basic	(1.54)	0.04	0.30
Diluted	(1.54)	0.04	0.29

Shareholders' equity reported under Canadian GAAP	40,463,502	45,411,535
Differences in accounting related to investments b)	717,322	536,900
Income taxes d)	(125,603)	(98,494)
Flow-through shares c)	(1,230,000)	(178,000)

Shareholders' equity reported under U.S. GAAP	39,825,221	45,671,941

RICHMONT MINES INC.
Notes to Consolidated Financial Statements (continued)
Years ended December 31, 2005, 2004 and 2003
(in Canadian dollars)

17. Effect of applying United States generally accepted accounting principles (continued)

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

b) Under U.S. GAAP, short-term investments classified as trading securities must be recorded at fair value and changes in the value must be accounted for in the income statement.

c) Under U.S. GAAP, the premium paid on flow-through shares issued must be recognized as a liabiliy when these shares are issued; under GAAP in Canada, the tax effect of the renouncement to the deductibility of exploration expenses by the Company is charged to shareholders' equity on the date of the renouncement.

d) These amounts represent the tax impact relating to the adjustments described in a), b) and c) above.

e) Under U.S. GAAP, the cumulative effect of changes in accounting policies must be recorded in the income statement of the year during which the modifications are applied.

18. Comparative figures

Certain comparative figures provided for fiscal years 2004 and 2003 have been reclassified to conform with the presentation adopted for the fiscal year ended December 31, 2005.

