Form 20-F
period 2006-12-31
RICHMONT MINES INC
filed 2007-05-10
CIK 1023996

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

 FORM 20-F

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

XXX	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006

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

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: As of December 31, 2006: 24,180,353

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes                No XXX

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes                No XXX

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes XXX          No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act (Check one):

Large Accelerated Filer ____         Accelerated Filer XXX         Non-Accelerated Filer

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 XXX          Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes                No XXX

Forward-Looking Information

This Annual Report includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All statements other than statements of historical facts included in this Annual Report, including, without limitation, those regarding the Company’s financial position, business strategy, budgets, reserve estimates, development and exploitation opportunities and projects, classification of reserves, and plans and objectives of management for future operations, are forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Important factors that could cause actual results to differ materially from the Company’s expectations are disclosed under “Risk Factors” and elsewhere in this Annual Report including, without limitation, in conjunction with the forward-looking statements included in this Annual Report.

Note to Investors Concerning Certain Measures of Performance

Throughout this document, the Company uses performance indicators that are not defined according to Canadian generally accepted accounting principles (GAAP), such as the total cash cost of production per ounce sold for each of the Company's properties, excluding the rates of depreciation per ounce. These performance indicators are widely used in the mining industry. Nonetheless, they are in no way a standard prescribed by GAAP. The Company believes that some investors use these indicators, in addition to the financial information prepared in accordance with GAAP, to evaluate the Company's performance and its ability to generate cash. Consequently, this information must be considered supplementary and should not under any circumstances be regarded as a substitute for the performance indicators prepared in accordance with GAAP.

ITEM 1.

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.

OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.

KEY INFORMATION

A.

Selected Financial Data

The selected financial data of Richmont Mines Inc. (consolidated with its wholly-owned subsidiary, Camflo Mill Inc., its majority-owned subsidiary, Louvem Mines Inc. (“Louvem”) and its 55% interest in Island Gold property, “Richmont Mines” or the “Company”) set forth below has been derived from the consolidated financial statements of the Company which have been audited by KPMG LLP, Chartered Accountants, as indicated in their Independent Registered Public Accounting Firm’s report as at December 31, 2006 and 2005, and for the years ending 2006, 2005 and 2004, and which are included elsewhere in this Annual Report.

The selected financial data was extracted from the more detailed consolidated financial statements of the Company and related notes included in this Annual Report and should be read in conjunction with such consolidated financial statements and with the information appearing under the heading “Item 5 – Operating and Financial Review and Prospects.”

The Company’s consolidated financial statements are stated in Canadian dollars and are prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). Reference is made to notes to the consolidated financial statements of the Company included in this Annual Report for a discussion of the material differences between Canadian GAAP and U.S. generally accepted accounting principles (“U.S. GAAP”), and their effect on the Company’s consolidated financial statements.

Herein, all references to “$” and “CAN$” refer to Canadian dollars and all references to “US$” refer to United States dollars.

The information contained in this Annual Report on Form 20-F is current as at December 31, 2006, except where a different date is specified.

The Company has not declared or paid any dividends on its capital stock during the past five years.

Selected Financial Data

(Canadian GAAP)

	Years Ended December 31
	(thousands of Canadian dollars except per share data)

	2006	2005	2004	2003	2002

Total revenues	36,125	21,645	39,641	50,309	51,776

Net earnings (loss)	3,194	(27,480)	732	5,035	7,073

Net earnings (loss) per share
Basic	0.14	(1.54)	0.05	0.32	0.46
Diluted	0.14	(1.54)	0.04	0.31	0.45

Total assets	78,498	54,226	56,194	53,495	46,039

Long-term debt	-	-	-	-	-

Working capital	21,171	21,877	25,925	31,184	29,756

Shareholders’ equity

Total	54,690	40,464	45,412	43,608	37,149

Capital stock	61,341	50,600	29,237	28,346	26,740

Number of outstanding
common shares end of period (000’s)	24,180	20,995	16,170	16,074	15,747

Selected Financial Data

 (U.S. GAAP Reconciliation)

	Years Ended December 31
	(thousands of Canadian dollars except per share data)

	2006	2005	2004	2003	2002
		(restated)	(restated)	(restated)

Net income (loss)	(11,064)	(31,042)	(5,572)	4,767	8,918

Net earnings (loss) per share
Basic	(0.48)	(1.74)	(0.35)	0.30	0.58
Diluted	(0.48)	(1.74)	(0.34)	0.29	0.56

Weighted average number of
common shares outstanding (000’s)	22,904	17,838	16,127	15,926	15,339

Shareholders’ equity	33,270	30,001	39,434	43,912	36,236

Total assets	46,565	43,685	50,333	53,982	45,276

Restatement

During 2006, the Company reviewed the classification of its East Amphi and Island Gold mining projects. These projects, which were improperly considered as development stage, were reclassified as exploration stage and the capitalized costs related to these projects were charged to earnings under United States GAAP. Accordingly, the Company increased its net loss by $3,585,656 in 2005 and $6,185,187 in 2004 and decreased its net income by $52,997 in 2003 compared to the previously published results. The net loss per share was increased by $0.20 in 2005 and $0.39 in 2004 and decreased net income per share by $0.003 in 2003. Shareholders’ equity as at January 1, 2005 was decreased by $6,238,184.

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

US Dollar/Canadian Dollar Exchange Rates

Year ended December 31	Average
2002	1.57
2003	1.40
2004	1.30
2005	1.21
2006	1.13

The following table sets forth the high and low exchange rate for the past six months. As of May 7, 2007, the exchange rate was 1.10.

US Dollar/Canadian Dollar Exchange Rates

Month	High	Low
November 2006	1.1474	1.1277
December 2006	1.1653	1.1417
January 2007	1.1824	1.1649
February 2007	1.1853	1.1585
March 2007	1.1811	1.1529
April 2007	1.1587	1.1091

B.

Capitalization and Indebtedness

Not applicable.

C.

Reasons for the Offer and Use of Proceeds

Not applicable.

D.

Risk Factors

See the discussion regarding forward-looking statements at page 1.

In addition to the other information contained herein, the following risk factors should be carefully considered when evaluating an investment in the Company’s common shares:

Risks Associated with the Mining Industry

Speculative Nature of the Mining Industry

The gold mining industry is highly speculative in nature. There is no assurance that Richmont Mines’ mineral development and exploration activities will be successful. Success in increasing reserves is a result of a number of factors, including the Company’s level of geological and technical expertise, the geological composition of land available for exploration and other factors. Once gold mineralization is discovered, it may take several years to identify, delineate and evaluate resources, during which time the economic feasibility of production may change. Substantial expenditures are required to establish proven and probable reserves through drilling, to determine the optimal metallurgical process to extract the metals from the ore and, in the case of new properties, to construct mining and processing facilities. As a result of these uncertainties, no assurance can be given that the Company’s exploration programs will result in the expansion or replacement of current reserves with new reserves.

Mining Risks

Because it holds interest in several mines, the Company is subject to risks and hazards inherent to the mining industry, including:

•

fluctuations in commodity prices;

•

costs of constructing and operating a mine, as well as processing and refining facilities, in a specific environment;

•

availability of economic sources of energy and adequacy of water supply;

•

adequate access to the site, including competing land uses and unanticipated transportation costs, delays and repair costs resulting from equipment failure;

•

data on which engineering assumptions are made;

•

changes in the regulatory environment (including regulations relating to prices, royalties, duties, taxes, restrictions on production, quotas on exportation of minerals, as well as the costs of protection of the environment and agricultural lands);

•

industrial accidents and labor actions or unrest;

•

unusual or unexpected geological or geotechnical formations;

•

unanticipated ground or water conditions;

•

slope failure, rock bursts, cave-ins, failure of pitwalls or dams and fire;

•

environmental hazards, including discharge of pollutants or hazardous chemicals;

•

unanticipated grade and tonnage of ore to be mined and processed;

•

unusual or unexpected adverse operating conditions;

•

hazards involved in the drilling and mining of ore;

•

availability of qualified workforce;

•

natural phenomena and “acts of God” such as inclement weather conditions, floods, earthquakes and other phenomena.

The occurrence of any of these factors could materially and adversely affect the project and as a result materially and adversely affect the Company’s business, financial condition, results of operations and cash flow. These occurrences could result in damage to, or destruction of, mineral properties or production facilities, personal injury or death, environmental damage, delays in mining, monetary losses and possible legal liability. These factors may cause a mineral deposit that has been mined profitably in the past to become unprofitable. Also, it is not unusual in new mining operations to experience unexpected problems during the start-up phase, and delays often can occur in the commencement of production. No assurance can be given that current exploration programs will result in any commercial mining operation.

The processing of ore may subject Richmont Mines to liability under environmental legislation resulting from a failure to maintain dams around tailing disposal areas. Richmont Mines may become subject to liability for pollution, cave-ins or other hazards against which it cannot insure, due to political or other reasons, or against which it may elect not to insure because of high premium costs or for other reasons. This can result in delayed production, increase in production costs or liability. Paying compensation for obligations resulting from such liability may be very costly and could have an adverse effect on the Company’s financial position.

Failure to Achieve Production Estimates

The ore reserves presented in this Annual Information Form are in large part estimates, and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized. There are numerous uncertainties inherent in estimating proven and probable reserves including many factors beyond the Company’s control. The estimation of reserves is a complex and subjective process and the accuracy of any such estimate is a function of the quantity and quality of available data and of the assumptions made and judgements used in engineering and geological interpretation. Reserve estimates may require revision based on various factors such as actual production experience, exploration results, market price fluctuations of gold, results of drilling, metallurgical testing, production costs or recovery rates. These factors may render the proven and probable reserves unprofitable to develop at a particular property or for a specific mine. Any material reduction in estimates of the Company’s reserves or its ability to extract these reserves could have a material adverse effect on its future cash flow, results of operations and financial condition.

Also, the grade of ore mined may differ from that indicated by drilling results, which variation may have an adverse impact on production results. In addition, the reliability of estimates of future production might also be affected by factors such as weather, strikes and environmental occurrences.

The Company’s failure to achieve its production estimates could have a material and adverse effect on any or all of the Company’s future cash flows, results of operation and financial condition. The Company’s annual production estimates are developed based on, among other things, mining experience, reserve estimates, assumptions regarding ground conditions and physical characteristics of ores (such as hardness and presence or absence of certain metallurgical characteristics) and estimated rates and costs of production. Actual production may vary from estimates for a variety of reasons, including risks and hazards of the types discussed above.

Additional Reserves for Gold Production

Because mines have limited lives based on proven and probable reserves, the Company must continually perform exploration and development to replace and expand its reserves as they are depleted. The Company’s ability to maintain or increase its annual production of gold will be dependent in significant part on its ability to bring certain projects into production and to expand existing operations. There are a number of uncertainties inherent in any exploration program relating to, amongst other things, the location of economic mineral reserves, the development of appropriate metallurgical processes, the receipt of necessary governmental permits and the construction of mining and processing facilities and the appropriate financing thereof. Accordingly, there can be no assurance that the Company’s exploration programs will yield new mineral reserves to replace mined reserves and to expand current mineral reserves.

Exploration and Development Risks

The exploration process generally begins with the identification and appraisal of mineral prospects. Exploration and development projects have no operating history upon which to base estimates of future operating costs and capital requirements. Mining projects frequently require a number of years and significant expenditures during the mine development phase before production is possible. Development projects are subject to the completion of successful feasibility studies and environmental assessments, issuance of necessary governmental permits and receipt of adequate financing. The economic feasibility of development projects is based on many factors such as:

•

estimation of reserves;

•

anticipated metallurgical recoveries;

•

environmental considerations and permitting;

•

future gold prices; and

•

anticipated capital and operating costs of such projects.

Exploration and development of mineral deposits thus involve significant financial risks which a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. A mine must generate sufficient revenues to offset operating and development costs such as the costs required to establish reserves by drilling, to develop metallurgical processes, to construct facilities and to extract and process metals from the ore. Once in production, it is impossible to determine whether current exploration and development programs at any given mine will result in the establishment of new reserves.

Fluctuations in Gold Prices and Currencies (see p. 49 “Information on the Company – Gold Marketing and Sales”)

The profitability of the Company is directly related to the market price of gold. Gold prices fluctuate considerably and are affected by numerous factors beyond the Company’s control, such as industrial and jewellery demand, inflation and expectations with respect to the rate of inflation, the strength of the U.S. dollar and of other currencies, interest rates, gold sales by central banks, forward sales by producers, production and cost levels, changes in investment trends and international monetary systems and changes in the supply and demand for gold on the public and private markets. The gold market is characterized by significant above-ground reserves which can dramatically affect the price should a portion of these reserves be brought to market. Gold price is sometimes subject to rapid short-term changes because of speculative activities. If gold prices were to decline significantly or for an extended period of time, the Company might be unable to continue its operations, develop its properties or fulfill its obligations under its agreements with its partners or under its permits and licenses. As a result, the Company might lose its interest in, or be forced to sell, some of its properties.

The following table sets out the annual average gold price (London PM fix) in U.S. dollars over the past five years:

	(US$)	Exchange rate	(CAN$)

2002	310	1.57	487
2003	363	1.40	509
2004	410	1.30	534
2005	444	1.21	538
2006	604	1.13	685

When calculating its mineral reserve estimates, the estimate of the price of gold used by the Company for each of its mines was CAN$575 per ounce. In the event of a sustained, significant drop in gold price, the Company may be required to re-evaluate its assets, resulting in reduced estimates of reserves and resources and in material write-downs of the Company’s investment in mining properties and increased amortization, reclamation and closure charges.

Furthermore, since gold price is established in US dollars, a significant increase in the value of the Canadian dollar relative to the US dollar coupled with stable or declining gold prices could adversely affect Richmont Mines’ results with respect to the sale of gold.

Richmont Mines has no gold hedging contracts and no US dollar exchange contracts. However, the Company may engage in hedging activities in the future. Hedging activities are intended to protect a company from the fluctuations of the price of gold and to minimize the effect of declines in gold prices on results of operations for a period of time. Although hedging activities may protect a company against low gold prices, they may also limit the price that can be realized on gold that is subject to forward sales and call options where the market price of gold exceeds the gold price in a forward sale or call option contract. Also, the Company may in the future, if it considers it advisable, enter into hedging arrangements with a view to reducing some risks associated with foreign exchange exposure. However, there is no assurance that such hedging strategies will be successful or that foreign exchange fluctuations will not materially adversely affect the Company's financial performance and results of operations.

Competition

The mining industry is intensely competitive and the Company is in competition with other mining companies for the acquisition of interests in precious and other metal or mineral mining properties. In the pursuit of such acquisition opportunities, the Company competes with other Canadian and foreign companies that may have substantially greater financial and other resources. As a result of this competition, the Company may be unable to maintain or acquire attractive mining properties on acceptable terms, or at all. Although the Company has acquired many such assets in the past, there can be no assurance that its acquisition efforts will succeed in the future.

Title to Properties

While the Company has verified title to its properties according to usual industry standards for the stage of development of such properties, the procedures undertaken do not guarantee the Company's title. Properties may be subject to prior registered and unregistered agreements or transfers or aboriginal land claims, and title may be affected by undetected defects. In addition, transfers of title to certain properties of the Company are in the process of being completed. There may be valid challenges to the title of the Company’s properties which, if successful, could impair development and/or operations. Certain of the properties in which the Company has an interest, including the Island Gold property, are registered in the names of entities which are not controlled by the Company. The Company’s interest in those properties is evidenced by the agreement between the Company and the registered owner. In addition to challenges to the registered holder’s title, the Company is subject to the risk that the Company may not have the ability to enforce each of the terms of the relevant contract in certain circumstances. Moreover, where the Company’s interest in a property is less than 100%, the Company’s entitlement to, and obligations in respect of, the property are subject to the terms of the agreement relating to that property, which in certain circumstances may be the subject of differing interpretations as between the parties to that agreement.

Laws and Regulations

The Company’s mining operations and exploration activities are subject to various laws and regulations governing the environment, agricultural zoning, prospecting, development, production, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, mine safety and other matters.

The Canadian mining industry is subject to federal and provincial environmental protection legislation. This legislation imposes high standards on the mining industry in order to reduce or eliminate the effects of waste generated by extraction and processing operations and subsequently emitted into the air or water. Consequently, drilling, refining, extracting and milling are all subject to the restrictions imposed by this legislation. In addition, the construction and commercial operation of a mine typically entail compliance with applicable environmental legislation and review processes, as well as the obtaining of permits, particularly for the use of the land, permits for the use of water, and similar authorizations from various government bodies. Compliance with such laws and regulations increases the costs of planning, designing, drilling, developing, constructing, operating and closing mines and other facilities. There can be no assurance that additional significant costs and liabilities will not be incurred to comply with current and future requirements.

All of the Company’s operations are subject to reclamation, site restoration and closure requirements. Costs related to ongoing site restoration programs are expensed when incurred. The Company calculates its estimates of the ultimate reclamation liability based on current laws and regulations and the expected future costs to be incurred in reclaiming, restoring and closing its operating mine sites. It is possible that the Company’s estimates of its ultimate reclamation liability could change as a result of possible changes in laws and regulations and changes in cost estimates.

Failure to comply with applicable laws and regulations may result in enforcement actions thereunder, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

The Company believes that it is in compliance with all current laws and regulations material to its activities. However, new or expanded environmental regulations, if adopted, or more stringent enforcement of existing laws and regulations, could affect the Company’s projects or otherwise have a material adverse effect on its operations. As a result, expenditures on any and all projects, actual production quantities and rates and cash operating costs, among other things, may be materially and adversely affected and may differ materially from anticipated expenditures, production quantities and rates, and costs, and estimated production dates may be delayed materially, in each case. Any such event would materially and adversely affect the Company’s business, financial condition, results of operations and cash flows.

Insurance

The Company carries insurance against property damage and comprehensive general liability insurance for all operations. It is also insured against gold and silver bullion thefts and losses of goods in transit. Such insurance, however, contains exclusions and limitations on coverage. No assurance can be provided that such insurance will continue to be available, will be at economically acceptably premiums or will be adequate to cover any liability. In some cases, risk coverage is not available or considered too expensive relative to the perceived risk.

Risks not insured against include mine cave-ins, mine flooding or other comparable hazards. Furthermore, there are risks attributable to most types of environmental pollution against which the Company cannot insure or against which it has elected not to insure.

Requirement of Additional Financing

The continuing development of the Company’s properties will depend upon the Company’s ability to obtain financing through the joint venturing of projects, debt financing, and equity financing or other means. No assurance can be given that the Company will be successful in obtaining the required financing on acceptable terms, if at all.

Permits and Licenses

Mineral exploration and mining activities may only be conducted by entities that have obtained or renewed exploration or mining permits and licenses in accordance with the relevant mining laws and regulations. No guarantee can be given that the necessary exploration and mining permits and licenses will be issued to the Company or, if they are issued, that they will be renewed, or that the Company will be in a position to comply with all conditions that are imposed.

Nearly all mining projects require government approval. There can be no certainty that these approvals will be granted to the Company in a timely manner, or at all.

Joint Ventures

No assurance can be provided that the Company’s joint venture partners will not veto the Company’s plans for its business and prevent the Company from achieving its objectives.

Mining projects are often conducted through an unincorporated joint venture or an incorporated joint venture company. Joint ventures can often require unanimous approval of the parties to the joint venture or their representatives for certain fundamental decisions such as an increase or reduction of registered capital, merger, division, dissolution, amendment of the constating documents, and the pledge of the joint venture assets, which means that each joint venture party has a veto right with respect to such decisions which could lead to a deadlock.

Dependence on Personnel

The Company’s ability to manage growth effectively will require the Company to continue to implement and improve the Company’s management systems and to recruit and train new employees. Although the Company has done so in the past, the Company cannot assure that it will be successful in attracting and retraining skilled and experienced personnel.

Risks Inherent in Acquisitions

The Company is actively pursuing the acquisition of advanced exploration, development and production assets consistent with its acquisition and growth strategy. From time to time, the Company may also acquire securities of or other interests in companies with respect to which the Company may enter into acquisition or other transactions. Acquisition transactions involve inherent risks, including:

•

accurately assessing the value, strengths, weaknesses, contingent and other liabilities and potential profitability of acquisition candidates;

•

ability to achieve identified and anticipated operating and financial synergies;

•

unanticipated costs;

•

diversion of management attention from existing business;

•

potential loss of key employees or the key employees of any business the Company acquires;

•

unanticipated changes in business, industry or general economic conditions that affect the assumptions underlying the acquisition; and

•

decline in the value of acquired properties, companies or securities.

Any one or more of these factors or other risks could cause the Company not to realize the benefits anticipated to result from the acquisition of properties or companies, and could have a material adverse effect on the Company’s ability to grow and on the Company’s financial condition.

While the Company continues to seek acquisition opportunities consistent with its acquisition and growth strategy, the Company cannot be certain that it will be able to identify additional suitable acquisition candidates available for sale at reasonable prices, to consummate any acquisition, or to integrate any acquired business into its operations successfully. Acquisitions may involve a number of special risks, circumstances or legal liabilities, some or all of which could have a material adverse effect on the Company’s business, results of operations and financial condition. Risks related to acquiring and operating acquired properties and companies could have a material adverse effect on the Company’s results of operations and financial condition. In addition, to acquire properties and companies, the Company would use available cash, incur debt, issue Common Shares or other securities, or a combination of any one or more of these. This could limit the Company’s flexibility to raise capital, to operate, explore and develop its properties and to make additional acquisitions, and could further dilute and decrease the trading price of the Common Shares. When evaluating an acquisition opportunity, the Company cannot be certain that it will have correctly identified and managed the risks and costs inherent in the business that it is acquiring.

From time to time, the Company engages in discussions and activities with respect to possible acquisitions. At any given time, discussions and activities can be in process on a number of initiatives, each at different stages of development. The Company can provide no assurance that any potential transaction will be successfully completed, and, if completed, that the business acquired will be successfully integrated into the Company’s operations. If the Company fails to manage its acquisition and growth strategy successfully it could have a material adverse effect on its business, results of operations and financial condition.

Risks related to the Company’s Common Shares

Fluctuation in Share Price

The market price of the Company’s common shares may fluctuate due to a variety of factors relative to the Company’s business, including the announcement of expanded exploration, development and production activities by Richmont Mines and its competitors, gold price volatility, exchange rate fluctuations, consolidations, dispositions, acquisitions and financings, changes or restatements in the amount of the Company’s mineral reserves or resources, fluctuations in the Company’s operating results, sales of the Company’s common shares in the marketplace, failure to meet analysts’ expectations, changes in quarterly revenue or earnings estimates made by the investment community, speculation in the press or investment community about Richmont Mines’ strategic position, results of operations, business or significant transactions, and general conditions in the mining industry or the worldwide economy. There can be no assurance that the market price of the Company’s common shares will not continue to experience significant fluctuations in the future, including fluctuations that are unrelated to the Company’s performance.

Sales of Common Shares

Sales of substantial amounts of the Company’s common shares, or the availability of Company’s common shares for sale, could adversely affect the prevailing market prices for the Company’s common shares. A decline in the market price of the Company’s common shares could impair the Company’s ability to raise additional capital through the sale of securities should the Company desire to do so.

Equity Financing

The Company may require additional funds to fund its capital expenditures programs and potential acquisitions. If the Company raises additional funding by issuing additional equity securities, such financing may substantially dilute the interests of its shareholders.

Existing Agreements Provide for Additional Issuances of Common Shares

The Company may issue additional common shares in the future pursuant to existing agreements.

Dividend Policy

The Company has not declared or paid any dividends on its common shares since its incorporation. Richmont Mines has no current plans to pay dividends on its common shares. Its present policy is to retain earnings to finance its capital expenditures program. The Board of Directors assesses its dividend policy on a yearly basis. In the future, the Board of Directors will declare dividends according to its assessment of the financial position of the Company, taking into account its financing requirements for future growth and other factors that the Board of Directors may deem relevant in the circumstances.

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

Richmont Mines is principally engaged in the acquisition, exploration, operation, financing, and development of mineral properties. Richmont Mines began its exploration activities in northwestern Quebec in the spring of 1984. During the following years, it acquired a portfolio of properties with gold-bearing potential with a view to development and commercial operation.

Three-Year History

Over the last three years, Richmont Mines has made significant investments on its mining properties, mainly at Island Gold, East Amphi and at the Beaufor Mine. In 2006, the Company sold its Nugget Pond property in Newfoundland for a cash consideration of $2,250,000. The Company currently produces gold from its Beaufor and East Amphi Mines expects to make a commercial production decision with respect to its 55% owned Island Gold project in the second quarter of 2007.

Island Gold

In September 2003, Richmont Mines invested $1 million in Patricia Mining Corp. (“Patricia Mining”) in the form of a private placement in order to obtain an option to acquire a 55% undivided interest in the Island Gold Project, located 15 kilometres from Dubreuilville in northeastern Ontario. Richmont Mines’ investment was used to finance a portion of a $3 million exploration program involving surface drilling, the dewatering of the access ramp, and the lateral and vertical underground infrastructures. Work was completed in September 2004.

On December 3, 2004, Richmont Mines decided to invest up to $10 million in exploration and development work pursuant to the 2003 agreement under which it acquired an option to acquire a 55% interest in the Island Gold Project. Richmont Mines assumed responsibility for operations on January 1, 2005. During the course of the fourth quarter of 2005, after having fulfilled its obligation to invest $10 million for the development of the project, the Company acquired its 55% interest.

On January 26, 2006, Richmont Mines and Patricia Mining announced the acquisition of Algoma Steel Inc.’s (“Algoma Steel”) remaining joint venture interest in the Goudreau property near Dubreuilville, Ontario for an aggregate purchase price $100,000. The property will remain subject to a 15% net profit interest as per the original joint venture agreement between Algoma Steel and Patricia Mining. Through the Island Gold joint venture, Patricia Mining will own a 45% interest in the Goudreau property and Richmont Mines will own the remaining 55% interest. The purchase will allow the Island Gold joint venture to expedite exploration on the property. In the first quarter of 2006, a surface drilling program was initiated with a view to verifying and evaluating the potential of the Company’s Goudreau property which is adjacent to the Island Gold zone. It is to be noted that until mineral resources are proven to be mineral reserves, such mineral resources do not have demonstrated economic viability.

East Amphi

In December 2003, Richmont Mines acquired the East Amphi property, located near Malartic, in Abitibi, for a cash amount of $7 million and committed itself to completing a $6 million exploration program on this property by December 31, 2004. The work was conducted during the course of 2004. Details are presented below in “Business Overview – East Amphi Mine”.

On January 23, 2006, Richmont Mines announced that progressive mining activities at the East Amphi Mine had commenced on the basis of internal studies prepared by the Company. The East Amphi Mine was brought into commercial production in February 2006 and produced 20,000 ounces of gold until December 31, 2006. During the year, Richmont Mines appraised the potential of A3 zone as well as B2 and B North zones, which are located to the west of the deposit and at Level 200, respectively. In view of the substantial investment needed to gain access to the reserves, the grade falling short of expectations following exploration drilling, and the disappointing results in the zones offering the best potential near the current infrastructures, the probable reserves defined in 2006 were reclassified into resources. Richmont Mines will therefore end its production work at the East Amphi Mine during the second quarter of 2007, when all of the proven reserves will have been depleted.

Nugget Pond

In November 2005, Richmont Mines signed a 12-month option agreement with New Island Resources Inc. (”New Island Resources”) to sell the Nugget Pond property and gold mill on the Baie Verte Peninsula in Newfoundland. A non-refundable deposit of $250,000 was paid at the time of the signing of the agreement.

In October 2006 Richmont Mines received from New Island Resources cash consideration of $2,250,000 to complete the sale of the Nugget Pond property and gold mill. With the sale, Richmont Mines was released from all claims and other liabilities relating to this property. In addition to the cash deposit of $250,000 received, Richmont Mines also received 1,000,000 shares of New Island Resources valued at $300,000 at the time of the transaction.

Capital expenditures

The following table sets forth the Company’s capital expenditures on its properties for the past three fiscal years.

	Years Ended December 31
	2006	2005	2004
	$	$	$

Beaufor Mine	1,706,421	2,770,812	1,478,118
East Amphi property	-	13,215,310	10,504,244
Island Gold property	23,378,339	12,622,482	-
Other investments	597,233	426,719	642,216

	25,681,993	29,035,323	12,624,578

The Company’s major investment for 2006 was $23,378,339 to carry out the necessary work to bring the Island Gold project closer to commercial production.

In 2005, in order to maintain the rate of production at the Beaufor Mine and to proceed with exploration with the aim of developing the reserves and resources at the East Amphi and Island Gold properties, Richmont Mines made total investments of $28,608,604 in these three properties. This amount was allocated to underground development, surface infrastructures and exploration drilling.

The Company’s major investment for 2004, was the $10,504,244 to carry out a major exploration program on the East Amphi property. Over 2,100 metres were drilled to create an exploration ramp as well as bays, drifts and crosscuts. A total of 12,700 metres of surface drilling and 1,350 metres of underground drilling were completed.

The following table outlines Richmont Mines’ interest in its exploration properties as at December 31, 2006.

Property	Year of acquisition	Number of claims	Participation(1)
Quebec
Francoeur	1992	13	100%
Monique	1994	21	81% by Louvem
Wasamac	1988	3 mining concessions	100%
Camflo North West	2005	13	50%
Newfoundland and Labrador
Valentine Lake	2003	502	Option for 70%
Ontario
Island Gold	2003	305	55%
Sewell	2002	6	100%
Cripple Creek	2002	42	100%

(1)

The Company will be required to pay royalties if some of these properties are brought into commercial production.

The following table presents Richmont Mines’ exploration and evaluation of project expenses in 2004, 2005 and 2006 and the budgeted estimated amounts for 2007.

	2007	2006	2005	2004
	$	$	$	$
	Estimated
Quebec
Beaufor Mine	1,500,000	1,342,438	862,150	980,166
East Amphi	100,000	248,384	15,450,202	11,659,892
Francoeur	50,000	146,165	49,974	10,864
Monique	50,000	403	19,186	270,047
Wasamac	55,000	53,855	39,685	290,982
Newfoundland
Valentine Lake	1,000,000	66,606	393,200	1,056,283
Ontario
Island Gold	2,000,000	23,642,315	12,763,660	359,567
Sewell and Cripple Creek	10,000	8,448	178,596	253,443

Other properties	110,000	158,708	83,831	259,621
Evaluation of projects	500,000	582,646	508,746	349,763
Tax credit	(500,000)	(792,110)	(2,136,164)	(1,511,045)

	4,875,000	25,457,858	28,213,066	13,979,583

2007 Trends

The Company’s strategy is to capitalize on its existing properties through exploration and development and to acquire advanced projects in North America where its expertise in narrow vein operations can be applied and to improve production efficiencies. The Company’s primary objective over the next five years is to become a profitable, intermediate North American developer and producer of gold, operating three to four mines while establishing at least one million ounces of reserves.

To advance its strategy in 2007 and increase the number of its projects, the Company intends to focus on advancing the Island Gold Project into commercial production and pursuing several exploration projects on its properties. This includes a 20,000 meter drill program at Beaufor and a $1.0 million exploration project at Valentine Lake which will be funded internally. The Company will evaluate acquisition and partnership opportunities in order to expand the value of its portfolio of mineral properties, to build its reserve base and to accelerate its rate of production. Additionally, the Company will continue to assess and rationalize the quality of its non-core asset base in order to maximize shareholder value.

B.

Business Overview

Beaufor Mine

Location

The Beaufor Mine property along with other adjacent properties such as Pascalis, Perron, Colombière, Courvan and Perron Blocs 2 and 3, are located approximately 27 kilometers to the northeast of the town of Val-d’Or, in the Abitibi-Est county, Province of Quebec, Canada.

Description of Mineral Rights

The property consists of a series of adjacent mining rights subdivided into four projects: Perron, Beaufor, Pascalis and Colombière. The projects are composed of two mining leases, one mining concession and 23 claims for a total area of 591 ha. The Courvan project and Perron blocks 2 and 3 form another group of mining titles with high economic potential but currently presenting no mining activities. This group consists of two mining concessions and 64 claims for a total area of 1,255 ha.

Ownership of Mineral Rights

All the mining titles of the Beaufor property are jointly held by Richmont Mines (50%), which is the operator of the property, and by Louvem (50%). Richmont Mines holds 70% of the shares of Louvem.

Mineral Royalties

All the properties jointly held by Richmont Mines and Louvem are subject to the payment of royalties and financial contractual obligations as follows:

For Beaufor (50% of production)

a)

Royalties

The royalties are payable to Aurizon Mines Ltd. (“Aurizon”). The calculation of the royalty is determined by the gold price and the quantity produced in relation with the following formula:

Gold Price (US$/oz)	Royalties by oz of gold produced

<300	CAN$00.00
300 – 325	CAN$17.00
325 – 350	CAN$18.50
350 – 375	CAN$20.00
375 – 400	CAN$22.50
400 – 500	CAN$24.00
>500	CAN$30.00

b)

Since the signing of an agreement in July 2001 with the Quebec Ministry of Natural Resources, the amounts of government assistance recorded in revenues and as a reduction of the cost of property, plant and equipment are $2,125,756 and $574,244, respectively. According to this agreement, an amount of $900,000 is reimbursable on July 31, 2007, if the Beaufor mine is in operation during the twelve-month period preceeding the date of the repayment and if the annual average daily price per ounce of gold on “AM FIX” at the London exchange is equal to or greater than US$325. It is currently not possible to determine the amount that may become payable and, accordingly, no amount has been recorded in these financial statements.

Perron and Perron Block-1

For each ounce produced on the Perron property and in relation with the gold price, the royalty calculation, payable quarterly to Aurizon is made as follows:

Gold Price (US$/oz)	Royalties by oz of gold produced

300	CAN$00.00
300 – 325	CAN$17.00
325 – 350	CAN$18.50
350 – 375	CAN$20.00
375 – 400	CAN$22.50
400 – 500	CAN$24.00
>500	CAN$30.00

Perron Block-2 (Claims 3493171, 3493172 and 3493173)

An NSR of 2% is payable monthly to Northwest Gold Corp. at the condition that the average monthly gold price be superieur to US$300/oz.

Pascalis

Net Profit Interest (NPI) of 25% payable to New Pascalis Mines Limited.

Colombière

2% NSR payable quarterly to Cambior inc.

Environmental Obligations

Approximately 75% of the development waste material is hoisted from the underground mine to the surface and placed on a waste dump. The waste rock is not acid generating and does not require any particular environmental measures.

The rehabilitation plan for the Beaufor Mine is in the approval phase by the Ministry of Natural Resources and Wildlife of Quebec.

Infrastructures

Two mine shafts are located on the Beaufor property, the old Perron shaft No. 5, which is presently used for hoisting, and the Pascalis shaft, which is used as the ventilation air intake shaft. A series of buildings comprising warehouses, workshops, offices are used to service a workforce of about 104 employees and approximately 15 independent contractuals as of December 31, 2006.

Permits

All necessary permits and authorizations have been requested and issued.

Access

The mine can be accessed from the main road 117, going East from Val-d’Or to the Perron road and then north bound towards the village of Perron. The mine can also be accessed using the secondary road 397 from Val-d’Or to Val-Senneville, and going south on the Paré road to the Perron village.

Climate

The average annual precipitation is some 954 mm and the most falls in September (some 102 mm). Snow falls between October and May with the most snowfall occurring between November and March. The average for that period is about 54 mm (expressed in mm of water).

The average daily temperature in Val-d’Or is slightly above freezing namely 1.2°C. The average temperature for July reaches 17.1°C while in January the temperature falls to –17.0°C. The lowest temperature measured was -43.9°C and the highest temperature measured was 36.1°C. The area is below the freezing point an average of 209 days per year.

Local Resources and Basic Infrastructures

The area is well served by existing infrastructure and human resources. The population of the town of Val-d’Or is approximately 35,000 people. The town is accessible from the national road network and commercial flights are available daily at the local airport. The area also hosts an excellent base of suppliers and manufacturers for the mining industry.

A railroad is located a few kilometres to the south of the property.

The local manpower is well trained. Since the mining town of Val-d’Or is very active, it is generally easy to recruit and keep a mining workforce. Professionals, engineers, geologists and technicians are usually also well trained and available.

Physiography

The regional landscape is typical of the Abitibi lowlands, with its small rolling hills and widespread swamps, and its mixed forests of broadleafs and conifers. The forest cover is relatively young, as a forest fire devastated the area in 1942. The elevation is approximately 300 metres above sea-level.

Exploration History

Intermittent exploration fieldwork has been conducted on the Beaufor property since the 1930s. Following a development period, Aurizon Mines (50%) and Louvem (50%) started commercial production at the Beaufor Mine in January 1996. In August 2000, Aurizon Mines stopped the mining operation at Beaufor Mine for reasons of risk instability of the crown pillar. In spring 2001, Aurizon Mines transferred the mining rights of the Perron, Beaufor, Pascalis, Colombière and Courvan properties to Richmont Mines for an amount of $1.8 million. In September 2001, Richmont Mines undertook construction work to secure the crown pillar and commercial production resumed at Beaufor Mine jointly with Louvem in January 2002.

Geological Setting

Regional geology

The mining town of Val-d’Or is located in the South-East of the Abitibi greenstone belt formed of archean volcanic and sedimentary rocks from the Superior Province. The mining camp of Val-d’Or belongs to the Malartic group corresponding to a volcanic pile including ultramafic, basaltic and rhyolitic flows. The Bourlamaque granodiorite intrusion hosts significant gold concentrations, namely at the Beaufor mine.

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

Work during 2006

In 2006, 139,513 tonnes of ore at an average recovered grade of 5.54 g/t were extracted from the Beaufor Mine. This production yielded gold sales of 24,866 ounces, produced at a cash cost of US$580 per ounce sold. The following table summarizes the work completed over the last three years.

Beaufor Mine

	2006	2005	2004

Tonnes	139,513	199,269	266,793
Grade (g/t)	5.54	5.72	6.13
Ounces sold	24,866	36,649	52,623
Cash cost per ounce (US$)[1]	580	377	308

Investment in development ($)	1,706,421	2,770,812	1,478,118
Exploration expenses ($)	1,342,438	862,150	980,166

Development metres	1,299	1,577	997

Exploration drilling metres
Definition	18,513	21,524	14,928
Underground	17,803	13,023	11,793
Surface	4,789	-	1,603

1 The cash cost includes operating costs and royalties

Drilling

Most of the drill holes are planned on vertical cross-sections in order to undercut at right angles the shear veins. The drilling program is sub-divided into two main categories as follows:

•

Exploration drilling using a 60 metres by 60 metres grid;

•

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

Sampling

The sampling of the rock mass is performed using drill cores and blasted rock. Results of the drill cores analyses as well as the grades of ore samples sent in the ore pass and in the car wagon are taken into account during the mineral reserve calculation. There is currently no face sampling “chips” at the Beaufor Mine.

In definition drillholes, samples are collected over 1-metre intervals, and frequently include both vein material and wall rocks, since veins are often less than 1 metre thick. The entire core is then analyzed at the chemical assay laboratory.

Assays

ALS Chemex Chimitec Laboratories in Val-d’Or, was selected to analyze samples from the Beaufor mine. This laboratory is certified ISO 9001-2000 for the “Supply of assays and geochemical analysis services” by QMI, an ISO certification firm. The step-by-step procedure for sample analyses is briefly described as follows:

•

Upon reception of sample bags, all sample numbers are verified and entered into the Laboratory Information Management System (LIMS), a sample tracking system used by the laboratory.

•

Samples are dried and crushed to 70% passing 2 mm using a jaw crusher. A representative sub-sample weighing 250 to 300 g of the –2 mm fraction is prepared using a Jones riffle splitter. The sub-sample is then pulverized to 85% passing –200 mesh using a ring pulverizer.

•

Samples are then analyzed by fire assay with gravimetric finish using 30 g per sample.

Quality Control

The first quality control program done by the laboratory at different steps of the process are as follows:

•

Crushing, pulverizing, weighing: daily check;

•

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

Mineral Reserve Estimates

General

In 2006, methodology and procedures for mineral resource estimates have been reviewed and modified by Golder and Associates, an independent firm, under the supervision of François Chabot, geo., a qualified person pursuant to National Instrument 43-101. The database, factors and parameters used in the determination of the mineral resource are based on the available information at the Beaufor Mine as of December 31, 2006. However, these parameters are revised on an annual basis in order to take into consideration the experience gathered from the current mining operation.

The mineral resource estimate is carried out in accordance with the National Instrument 43-101 requirements and regulations. Mineral resources were classified according to the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) classification and adopted by the CIM Council on August 20th, 2000. All standards generally accepted in the mineral industry as well as National Instrument 43-101 requirements and ICM regulations for mineral resource estimates have been fully applied in this study.

A composite table of grades has been prepared for resource modelling on the basis of the current geological interpretation of each of the drilling sections, which are 10 metres apart. The composite values were arranged by zones of economic interest, which allowed for the construction of distinct longitudinal sections for each zones. Each drilling section was projected onto the longitudinal sections, which made it possible to estimate the mineral resources.

All the geo-scientific data collected at the Beaufor Mine are grouped into two main databases. Internal procedures have been prepared in order to validate the information in the databases. The entire work, all performed by the Beaufor Mine geology department, from data entry to layout drawings follows strict and established procedures, including crosschecks. Access to all databases is restricted to selected personnel.

The database and the parameters used to estimate the mineral reserves are based on past mining experience and the available information as of December 31, 2006. The parameters were reviewed and modified by Golder and Associate. Thus, both the dilution and the ore recovery factors by mining methods used in the reserve estimate are based on actual results obtained in 2006. All these factors and parameters are updated on an annual basis in order to account for changes in the mining operations.

The conversion of mineral resources to reserves is based on economical feasibility. As per National Instrument 43-101, only mineral resources in the measured and indicated categories can be used to outline the estimate of mineral reserves.

The budget costs used are based on actual and historic data of the mining operation and are updated based on experience and to reflect the changes in the prevailing economic situation.

Technical Parameters

The basis and the parameters used in the economic study for reserve estimation are given in the following sections.

Mining Methods

The two major underground extraction methods currently used at Beaufor Mine are the room and pillar and long-holes methods:

Room and Pillar

•

Geometry : stopes width from six metres to ten metres in the plane of the vein with in-stope pillars of three metres by three metres section or two metres long in the plane of the vein;

•

Maximum vein dip : 40°;

•

Ore mining recovery: 80% used in the economic evaluation;

•

Internal dilution : the ore block is designed with a true thickness of 2.2 metres to 2.4 metres. The drilling intersects are projected to the same lengths. The minimum mining width is 2.2 metres. The dilution grade is assumed to be 0 g/t Au.

•

External dilution : a dilution amounting 5% at a grade of 0 g/t Au is added in the determination of the economic mineral reserves.

Long-Holes

•

Geometry : maximum panel length of 40 metres;

•

Minimum dip of vein: 45°;

•

Ore mining recovery : 100% for designed stopes with all recoverable pillars between stopes clearly identified during the process of mineral reserve estimation;

•

Internal dilution : minimum mining width is three metres. The drilling intersections are projected to a minimum length of three metres;

•

External dilution : a dilution rate of 10% for waste at a grade of 0 g/t Au is assumed for primary stopes.

Cut-off Grades

Cut-off grades have been calculated based on both developed and un-developed workings for the two major mining methods used at Beaufor Mine, which are rooms and pillars and long-holes.

The main criteria are as follows :

•

No profit margin is built-in in the estimate;

•

Differed or capitalized capital is not used;

•

Only the gold price is taken into account in the economic calculation;

•

The gold price used was CAN$575/oz.

The results of the cut-off grade study by mining methods for both developed and un-developed underground workings are listed in the following table:

Mining Methods	Workings	Cut-off Grade (g/t)
Room and pillar	Developed	7.31
Room and pillar	Un-developed	8.08
Long-holes	Developed	5.81
Long-holes	Un-developed	6.57

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

Golder and Associates have estimated the tonnage of mineral reserves in the Proven category based on an economic study in order to determine the economically mineable part of a Measured Mineral Resource. At the Beaufor Mine, proven reserves are based on ore blocks developed from drifts or raises up to a maximum of eight metres from these openings. The level of accuracy of the economic evaluation is that of a feasibility study.

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

Reserve Table

In accordance with the calculation, as of December 31, 2006, the mineral reserves of the Beaufor Mine are estimated to:

Reserve Category	Tonnes (metric)	Grade (g/t Au)	Au (oz)
Proven[1]	66,167	6.90	14,676
Probable[1]	118,703	9.12	34,814

Total (Proven + Probable)	184,870	8.33	49,490

 1 Before milling recovery

Metallurgy

The Beaufor Mine ore is trucked to the Camflo Mill located approximately 49 kilometres from the mine site. A contractor under a three-year contract expiring in December 2007 carries out ore haulage. Camflo Mill Inc. is 100% owned by Richmont Mines. The Camflo Mill, with a rated capacity of 1,300 short tons per day, is a Merrill-Crow conventional type mill with circuits for crushing, grinding, gold cyanidation and precipitation using zinc powder.

The historic average rate of recovery of the mill is 98.5% when Beaufor ore is milled. No major operating problem was experienced at this mill nor is anticipated in the near future. Usual maintenance and repairs are done when deemed appropriate.

Production Summary

In 2006, ore totalling 139,513 tonnes at an average recovered grade of 5.54 g/t was extracted from the Beaufor Mine. This production yielded gold sales of 24,866 ounces, produced at a cash cost of US$580 per ounce, compared to the previous year with 199,269 tonnes of ore at an average recovered grade of 5.72 g/t, produced at a cash cost of US$377 per ounce. More difficult mining conditions at the Beaufor Mine combined with the higher cost of materials, energy and salaries and the appreciation of the Canadian dollar relative to the US dollar, were the main reasons for the increase in the production cash cost per ounce, which rose from US$377 in 2005 to US$580 in 2006.

BEAUFOR MINE

	2006		2005		2004

Revenues	16,866,158		19,686,025		28,088,714

TONNES PROCESSED	139,513		199,269		266,793
Grade (g/t)	5.62		5.81		6.22
Gold recovery (%)	98.56		98.51		98.6
Recovered grade (g/t)	5.54		5.72		6.13
Ounces sold	24,866		36,649		52,623

Data per ounce of gold sold	US$	CAN$	US$	CAN$	US$	CAN$
Cash cost	580	658	377	457	308	401
Depreciation and depletion	42	48	23	28	12	16

Total	622	706	400	485	320	417

Average price obtained per ounce	598	678	443	537	410	534

Summary of Exploration and Development Work

BEAUFOR MINE

	2006	2005	2004

Investment in development ($)	1,706,421	2,770,812	1,478,118
Exploration expenses ($)	1,342,438	862,150	980,166

Defered development metres	1,299	1,577	997

Metres of exploration drilling
Definition	18,513	21,524	14,928
Underground	17,803	13,023	11,793
Surface	4,789	-	1,603

In 2006, the production rate was primarily affected by the reduced availability of long-hole stopes. This situation was due to the lack of continuity in the mineralized zones to the east of the Beaufor property. In short, the problem has been traced to some stopes located within narrow mineralized zones for which definition drilling has not confirmed reserves, despite sustained underground development in the eastern sector.

In October 2006, following the evaluation of various options proposed for the Beaufor Mine, Richmont Mines announced that exploration work would be accelerated and that a program of 20,000 metres of drilling would be undertaken in order to identify large new mineralized zones at the Beaufor Mine. The first holes were drilled in search of structures to the south of the mine to discover new faults that may contain gold-bearing zones. In addition, drilling was also performed in order to define the extensions of the two primary zones of the deposit.

In 2007, the Company will continue the major exploration program already under way in order to discover significant mineralized zones. As announced in October 2006, the Company will reduce production at the Beaufor Mine to approximately 20,000 ounces of gold.

East Amphi Mine

Location

The East Amphi property is located within the limits of the city of Malartic, some 30 kilometres to the west from the center of Val-d’Or, Abitibi East County, Province of Quebec, Canada. This property is contiguous to the city of Malartic which is part of the Vallée de l’Or MRC.

Mining Claims Description

The property consists of 34 claims (1,077.1 hectares) which includes a mining lease (ML #848) of 119.1 hectares. The property covers part of Rang I (lots 8 to 35 incl.) and part of Rang II (lots 16 to 20 incl.) in Malartic township.

Ownership of Mining Rights

The total of the mining claims of the East Amphi property belongs to Richmont Mines, who also holds contiguous mining claims. The surface rights are held by the Crown.

Mining Royalty

McWatters Mining Inc. will be entitled to receive a 2% Net Smelter Returns royalty, applicable after 300,000 ounces of gold is produced from the East Amphi property. Richmont Mines has the option to purchase the 2% royalty for $1.5 million at any time after the start of production.

Environmental Obligations

The rehabilitation plan for the East Amphi project was approved by the Ministry of Natural Resources and Wildlife of Quebec and is valid until September 2008. The rehabilitation plan is estimated at less than $200,000.

Infrastructure

All facilities are installed at the site. The main facilities are:

•

The staff offices, core-shack, garage, warehouse and compressor room;

•

Two electrical substations and mine ventilation system;

•

The mine water settling and polishing ponds;

•

The surface ramp to the underground ramp portal.

Permits

All necessary permits and authorizations have been requested and issued.

Access

A gravel road of about two kilometres, bordering the Malartic-Fournière township line in an east-west direction allows easy access. The road leads to the mining site, in the south-central part of the property, two kilometres west of highway 117 which links Val-d’Or and Rouyn-Noranda.

Climate

The average annual precipitation is some 954 mm and the most falls in September (some 102 mm). Snow falls between October and May with the most snowfall occurring between November and March. The average for that period is about 54 mm (expressed in mm of water).

The average daily temperature in Val-d’Or is slightly above freezing namely 1.2°C. The average temperature for July reaches 17.1°C while in January the temperature falls to -17.0°C. The lowest temperature measured was -43.9°C and the highest temperature measured was 36.1°C. The area is below the freezing point an average of 209 days per year.

Local Resources and Basic Infrastructures

The area is well served by existing infrastructure and human resources. The city of Malartic is located less than three kilometres east from the center of the mining property. The city of Val-d’Or, 30 km to the east, counts a population of approximately 35,000 inhabitants. It is accessible by a network of roads and is served by an airport with daily commercial flights. The town also hosts an excellent base of suppliers and manufacturers for the mining industry. The local manpower is well trained. Since the mining town of Val-d’Or is very active, it is generally easy to recruit and keep a mining workforce. Professionals, engineers, geologists and technicians are also well trained and available.

The Camflo Mill is less than 13 kilometres from the property. A railroad line crosses the south west part of the property. Two 120 kV hydro lines linking the Cadillac and Malartic stations pass less than two kilometres north of the property and a 25 kV line, located 1.5 kilometres east of the property, meet the energy requirements of the mine.

Physiography

The property is located in the low lands of the Abitibi which are part of the James Bay physiographic area. The East Amphi deposit is located in a very flat sector where swamps occupy the poorly drained zones. The elevation is approximately 300 metres above sea-level.

Exploration History

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

Breakwater Resources carried out surface and underground work on the property from 1987 to 1990 ; 85 diamond drill-holes were done on the surface and 92 underground. Geological mapping of underground developments was also completed. A resource estimate was calculated in 1990 (758,015 tonnes of indicated resources at an average grade of 11.02 g/t Au).

In 1995 Placer Dome optioned the property and started an exploration program. Two surface diamond drilling programs were completed in 1995 and 1996. A resource calculation was carried out, based on their geological model (850,000 tonnes of indicated resources with an average grade of 8.11 g/t Au).

In 1998, McWatters Mining acquired the property from Placer Dome and completed 44 additional drillholes on the East Amphi property. A new resource calculation was carried out, resulting in an estimated 2.29 million tonnes of measured and indicated resources at an average grade of 5.98 g/t Au (cut-off grade of 2.7 g/t Au). From December 1998 to August 1999, a total of 120,427 tonnes of ore was extracted from the open pit and shipped to the McWatters’ Sigma mill for processing. The average diluted grade of the ore was 5.66 g/t Au.

Richmont Mines purchased the East Amphi property from McWatters Mining in December 2003.

Geological Setting

Regional geology

The East Amphi property is located in the southern part of Abitibi greenstone belt, which is an Archean volcano-sedimentary complex in the Superior Structural Province of the Canadian Shield. The property is located in the Malartic mining camp. The Cadillac–Larder Lake deformation zone runs across the central part of the East Amphi property and lies along the boundary between metasedimentary rocks of the Pontiac Subprovince and basaltic to ultramafic volcanic rocks of the Piché Group.

East Amphi Mine Geology

The East Amphi property is cut by the tectonic zone of Larder Lake–Cadillac. On the property, this deformation zone is found in the ultramafic rocks in the Piché Group, which have been transformed into schists of chlorite and talc. This group is bordered on the north by the sediments of Cadillac and on the south by the Pontiac Group. An intrusive mass of feldspathic porphyry is found in the southern part of the Piché Group, south of the band of talc-chlorite schists from the Cadillac fault.

Given the association with the Larder-Lake Cadillac fault, we can see a complexity in the history of deformation and hydrothermalism in the gold deposits. East Amphi mineralized zones were defined stratigraphically as zones A, B, and P, in which distinct lenses have been identified and named as zones A1-A2-A2’ and A3, and zones B2-Bn and B1-B1’. The B2-Bn zones occur at the interface between the feldspar porphyry and the talc-chlorite schist. These zones are marked by the injection of several generations of intrusions, generally subparallel to the foliation and showing a boudinaged structure. A1-A2-A2’A3 zones, and B1-B1 zones are situated within the talc-chlorite schists. The P zones are developed within the porphyritic body to the south. The zones have been identified over a strike length of more than 1 km, from the surface to a depth of 600 metres, and they can reach a thickness of more than 20 metres.

Mineralization

The mineralization is generally associated with the fault system of the Cadillac Larder Lake deformation zone. The mineralization is characterized primarily by structural control and secondarily by lithological control. Regarding the Piché Group, which hosts the Cadillac fault, it is well established that most of the gold concentration came from porphyry and dioritic intrusive led inside sheared volcanic rock.

The mineralization of the gold ore assumes two forms. In general, gold is associated with the spreading of large automorphic pyrites up to 5 mm in the lightly silicified zones associated with compacted and broken intrusions, either of a variably biotized dioritic nature or hematized and silicified felsic ones, or in the ultramafic deformed host rocks of the intrusions. This type of mineralization represents the majority of the resources and is typical of the gold-bearing mineralization found on the property. In the second form, gold is associated with injected quartz veins and veinlets encased in the porphyric feldspathic intrusion to the south and in a shearing zone that divides the first type of mineralization. Gold is generally found within pyrite, and a few specks of free gold have been observed.

Work during 2006

In 2006, 179,194 tonnes of ore at an average recovered grade of 3.47 g/t were extracted from the East-Amphi Mine. This production yielded gold sales of 20,000 ounces, produced at a cash cost of US$485 per ounce sold. In 2006, Richmont Mines completed an underground definition drilling program and tested targets on the Fourax property. The underground drilling tested the zone B2-BN below the 200 level and the A3 zone located 100 metres west of the mine openings.

EAST AMPHI MINE
	2006	2005	2004

Tonnes Processed	179,194	-	-
Grade (g/t)	3.47	-	-
Ounces sold	20,000	-	-
Cash cost per ounce (US$)	485	-	-

Investment in exploration and development ($)[1]	-	13,215,310	10,504,244
Exploration costs ($)	248,384	200,250	124,595

Defered development metres	0	3,121	2,123

Metres of exploration drilling
Underground	2,395	19,913	1,323
Surface	2,018	2,373	12,713

For the years 2004 and 2005, the information presented is attributable to the advanced exploration program, including development and exploration activities performed during this period.

1

During 2004 and 2005, Richmont Mines received exploration tax credits totalling $1,031,053 and $2,034,642, respectively.

Drilling

A total of 993 holes totalling 111,949 metres of surface and underground diamond drilling were completed in the property from the early 1930’s to December 2006. Approximately 430 holes totalling 80,147 metres were drilled from the surface, and 563 holes totalling 31,802 metres were drilled from underground, including drilling completed by Richmont Mines. The majority of the drill-holes used for resource and reserve estimates were BQ size.

Most of the drillholes are planned on vertical cross-sections to intersect mineralized zones at right angles, along a grid spacing of 10 by 15 metres or 20 by 20 metres. Drilling operations are performed by a drilling contractor, under the supervision of the geological staff at the East Amphi mine. Underground drillholes are BQ size, whereas surface drillholes are NQ calibre. Core recovery is 100%. The drill core is logged in detail by experienced and highly skilled personnel, following established guidelines for the East Amphi mine. A rock quality designation (RQD) analysis was completed for all drill-holes drilled and the RQD for zones B2 and Bn is relatively good.

Sampling

The sampling approach was planned to coincide with lithological contacts with a minimum width of 0.5 metres and maximum 1 metre length.

The panel (or chip) sampling method generally consisted of taking horizontal representative samples of the geology (units or alteration) that was exposed either in the face or in the adjacent walls. The samples weighed an average of 3 kg for a zone of 2 metres vertically by 0.5 to 1.5 metres horizontally.

Assays

ALS Chemex Chimitec Laboratories in Val-d’Or, was selected to analyze samples from the East Amphi mine. This laboratory is certified ISO 9001-2000 for the “Supply of assays and geochemical analysis services” by QMI, an ISO certification firm. The step-by-step procedure for sample analyses is briefly described as follows:

•

Upon reception of sample bags, all sample numbers are verified and entered into the Laboratory Information Management System (LIMS), a sample tracking system used by the laboratory.

•

Samples are dried and crushed to 70% passing 2 mm using a jaw crusher. A representative sub-sample weighing 250 to 300 g of the –2 mm fraction is prepared using a Jones riffle splitter. The sub-sample is then pulverized to 85% passing –200 mesh using a ring pulverizer.

•

Samples are then analyzed by fire assay with atomic absorption finish. Samples exceeding seven grams per tonne of gold (7 g/t Au) on the first analysis are re-analyzed with a gravimetric finish. Rejects and pulps are preserved by the laboratory or stored at the East Amphi site.

Quality Control

During the course of the geological confirmation program, an evaluation of “Quality Assurance/Quality Control” (QA/QC) data was done to address the three (3) main concerns of analytical determination protocols, namely: (i) contamination, (ii) accuracy, and (iii) precision, as measured by the results obtained from field and analytical blank standards, certified reference standards and an assortment of specific duplicate samples collected and/or prepared, in addition to the regular samples submitted to the laboratory. The results of field and analytical blanks used to monitor for potential contamination during sample processing and assaying indicate that no significant contamination is likely to have occurred during the sampling/assaying programs completed.

Good accuracy was demonstrated by the laboratory during the sampling/assaying programs, as monitored internally and externally by the assaying of certified reference standards. Precision results from evaluation of AAS (Atomic Absorption Spectrometry), gravimetric finish sample duplicates as well as assorted pulp duplicate results for the various original sample types demonstrate overall poor precision is being realized for the 50 g pulp samples. It was recommended that the split size be increased from the 250 g to 1,000 g size. A comparison of the AAS versus gravimetric results demonstrates that precision for the AAS finish results is better up to grades of 3.5 g/t Au when gravimetric grades are more precise.

Security of Samples

At the East Amphi mine, there are no specific quality control measures for the shipment of samples. The latter are collected in plastic bins and picked up by the assay laboratory on a daily basis. In the event the sample location is uncertain, or the sample number is duplicated, or any other anomaly arises, then the results are simply excluded from the resource calculation.

Mineral Reserve Estimates

General

Methodology and procedures for mineral reserve estimates have been established by East Amphi Mine and head office personnel. All estimates are performed by qualified persons, as per National Instrument 43-101 under the supervision of Jules Riopel, Geology and Exploration Director. The database, factors and parametres used in the determination of the mineral reserves are based on the knowledge of the East Amphi deposit as of December 31, 2006. However, these parametres are revised on an annual basis in order to take into consideration the experience gathered from the current mining operation.

The mineral reserves estimate is carried out in accordance with National Instrument 43-101 requirements and regulations. Mineral reserves were classified according to the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) classification and adopted by the CIM Council on August 20th, 2000. All standards generally accepted in the mineral industry as well as National Instrument 43-101 requirements and ICM regulations for mineral reserve estimates have been fully applied in this study.

Technical Parametres

The parameters and the basis of calculation used in the economic study are:

•

The extraction methods will be transversal and longitudinal long hole with a minimum dip of the zone at 60° and a maximum panel length of 11 metres by 25 metres high (B2-Bn);

•

Ore recovery: 100% for stopes designed with 4-metre pillars between stopes clearly identified during the process of the mineral reserve estimate. The pillars are excluded from the reserves;

•

Internal dilution: minimum mining width is 3 metres for the B2-Bn zones;

•

External dilution: a rate of 4% at a grade of 2.7 g/t Au for the B2-Bn zones;

•

Operating costs of $62.00/tonne;

•

Cut-off grade of 3 g/t Au fixed with a gold price at US$513/oz (or CAN$575/oz with an exchange rate of CAN$1.12 for US$1). However, the final cut-off grade will be based on the current gold price at the time of extraction of the reserves;

•

The mill recovery is 97.5%.

Reserve Table

According to the calculation, as of December 31, 2006, the mineral reserve estimates at the East Amphi Mine are:

Reserves Category[1]	Tonnes (metric)	Grade (g/t Au)	Au (oz)
Proven	99,909	3.67	11,789
Probable	-	-	-

Total (Proven + Probable)	99,909	3.67	11,789

1

Before milling recovery (97.5%).

Metallurgy

The East Amphi ore is hauled by truck to Richmont Mines’ Camflo mill located at an approximate distance of 13 km from the minesite. The Camflo mill is a traditional gold recovery mill using a conventional Merrill-Crow type process, with circuits for crushing, grinding, gold cyanidation and precipitation using zinc powder. Gold recovery of the zinc precipitation circuit at the Camflo mill was established at 97.6%.

Summary of Exploration and Development Work

Since the beginning of exploration and development work on the East Amphi project in January 2004, the cost of oil, steel, cement, mining equipment and labour have risen significantly. These economic factors led to higher investments than the amounts initially planned for by Richmont Mines. In addition, after the geotechnical studies were completed at the end of 2005, modifications to the mining plan proved necessary and resulted in a reduction in the size of the stopes’ openings, the creation of permanent pillars and the abandonment of the use of cemented fill in most of the stopes. Definition drilling also showed significant variation in the grades. As at December 31, 2005, the Company recorded a non-cash write-down of mining assets of $26,040,953 related to the East Amphi property. Exploration drilling was conducted in 2006 in the areas where probable reserves near the existing infrastructures were identified. Results fell below expectations and a decision was made to cease development and to mine only the remaining proven reserves.

In 2007, the Company plans to extract approximately 100,000 tonnes of ore at an average grade of 3.67 g/t for production of approximately 11,789 ounces of gold. The mine will be closed in mid 2007 after reserve depletion. The East Amphi property has a 4-km strike along the mineralized Larder Lake Cadillac shear, and has the potential to find additional resources. Different options will be evaluated in order to maximize the value of the East Amphi property.

Nugget Pond Property

Location

The Nugget pond property is located approximately 65 km east-southeast of the town of Baie Verte on the northwest coast of Notre Dame Bay in north-central part of the province of Newfoundland and Labrador. Access to the property is provided by a road which joins the property with the settlement of Snook’s Arm located some five kilometres east of the Nugged Pond mill. An all weather dirt road, highway 416, branches off of highway 414 linking Baie Verte and La Scie and leads due south to the head of Snook’s Arm an the Nugged Pond access road.

Description an infrastructures

The property consists of 99 contiguous mining claims totalling 2,475 hectares, grouped under Licence 10243, and one mining lease (144) of 131.2 hectares. Richmont Mines held a 100% interest in the property, which included a gold mill with a processing capacity of 450 t/day, administrative offices and operational buildings, and a chemical analysis laboratory for mining and environmental samples.

Sale of Nugget Pond Property

In October 2006, Richmont Mines received from New Island Resources cash consideration of $2,250,000 to complete the sale of the Nugget Pond property and gold mill. With the sale, Richmont Mines was released from all claims and other liabilities relating to this property. In addition to the cash deposit of $250,000 received on the signing of the option agreement with New Island Resources with respect to the property in November 2005, Richmont Mines also received 1,000,000 common shares of New Island Resources valued at $300,000 at the issue date in July 2006.

Island Gold Property

Location

The Island Gold Project is located approximately 85 km north-east of Wawa, Ontario, Canada, in the Sault Ste. Marie Mining Division. Dubreuilville is approximately 15 km to the northwest of the Project.

Mining Claims Description

The Island Gold Project consists of 108 patented and leased claims totalling 5,382 ha and 197 staked claims totalling 3,062 ha.

Property	Number of claims	Area (ha)	Patricia Mining / Richmont Mines Ownership (%)
Kremzar	20	1,428	45/55
Lochalsh	31	368	45/55
Goudreau	65	3,716	45/55
Island Gold	197	2,932	45/55

 Agreement summary

Richmont Mines entered into an agreement with Patricia Mining on August 28, 2003. Under the agreement, Richmont Mines completed a private placement investment of $1.0 million in common shares of Patricia Mining at $0.50 cents per share and obtained an option to acquire a 55 % interest in the Island Gold property by investing up to $10 million or by bringing the project into commercial production. This initial investment was used to partly finance a $3 million exploration program on the Island Gold Project. On December 3, 2004, Richmont Mines decided to invest up to $10 million in order to acquire a 55% interest in this project. Richmont Mines became project operator as of January 1, 2005. During the course of the fourth quarter 2005, after having fulfilled its obligation to invest $10 million for the project development, the Company acquired its 55% interest.

In January 2006, Richmont Mines and Patricia Mining announced the purchase of Algoma Steel’s remaining joint venture interest in the Goudreau property near Dubreuilville Ontario, for $100,000. The property remains subject to the 15% net profits interest as per the original joint venture agreement between Algoma Steel and Patricia Mining. The Island Gold Joint Venture now owns 100% of the property subject to royalties.

Ownership of Mining Rights

All mining titles on the Island Gold Project are currently being transferred and will be jointly held by Richmont Mines (55%), and Patricia Mining (45%).

Mining Royalties

The Kremzar Property is subject to a 4% net smelter royalty (NSR) in favour of Algoma Steel. The Algoma NSR will become payable at such time as the aggregate amount of NSRs received by the company and Aur Resources Inc. (Aur) equals the aggregate preproduction costs.

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

The Goudreau Property is subject to a 2% NSR in favour of Aur and a 15% Net profit interest (NPI) royalty in favour of Algoma.

Environmental Obligations and Permitting Status

•

The most important permit being maintained at this time is the Ministry of the Environment permit number 4-105-86-876 - to operate the Kremzar Mill, which will be amended to take into consideration the anticipated modifications to the mill.

•

N.A.R. Environmental Consultants Inc. retained to manage the environment reporting issues on Patricia Mining’s behalf, developed timelines and cost estimates to bring the permits to a fully operational mine status. Patricia Mining reports that the permits to reopen the former Kremzar mine, including mining and milling operations, have been maintained.

•

Miller lake, west of the Kremzar mine, is a fully permitted tailing area presently capable of holding approximately two years of tailings. The tailings pond life could be extended for an additional 10 years by raising the dam height.

•

A closure plan for mine production was filed with the Ministry Northern Development and Mining (MNDM) in March 2007 and approved on April 30, 2007.

•

A closure plan for the Kremzar mine was filed with the Ministry of Northern Development and Mining (MNDM) in 1998 by Patricia Mining and was approved and should be amended if the joint venture decides to bring the project into production. Patricia reports that financial assurance for the closure costs will be satisfied by payment of $10,000 cash, which has been paid, a collateral mortgage of $577,800 using the Kremzar Mill as security and a further letter of credit for $143,986 for the Lochalsh closure plan. There are no environmental issues on the property at this time.

Infrastructures

The Island Gold Project infrastructure includes the location of the primary tailings pond, the secondary settling pond, the Kremzar mill (a carbon-in-pulp mill with a capacity of 650 tonnes per day), the Lochalsh ramp and portal, the mine access road, and the hydro lines, all with respect to the property. An office, a core logging and storage facility, and a mine dry are located on the Kremzar mine site.

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

Richmont Mines is also offering living accommodations and flexible schedules to its employees. Training is also performed in order to obtain a local qualified workforce.

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

Exploration history

In 1983, Canamax Resources Inc. (“Canamax”) and Algoma Steel Inc. (“Algoma”) formed a joint venture to evaluate the mineral potential of Algoma's 117 patented claims covering the Goudreau iron range. In 1985, drilling by Canamax about two kilometres south of the Kremzar mine intersected a series of sub-parallel lenses containing gold mineralization within deformed rocks of the Goudreau Lake Deformation Zone (GLDZ). These lenses, are known as the Lochalsh, Island Gold, Shore, and Goudreau Lake Zones. During 1989 and 1990, a 1,280 m long ramp was driven into the Island deposit beneath Goudreau lake from an adit on the north shore. Drifts and raises totalling 382 m were developed on two levels at depths of 125 m and 140 m below the Goudreau lake elevation at approximately 382 m. A bulk sample weighing 4,167 tonnes was extracted and processed at the Kremzar Mill.

Patricia Mining acquired the project in 1996 and completed 16,862 m of diamond drilling in 49 holes on the Island deposit and Lochalsh Zone between 1996 and 2002. In 2004, Patricia Mining started an underground exploration program and completed a resource estimate.

Geological Context

Regional Geology

The Island Gold Project is part of the Michipicoten greenstone belt which, is part of the Wawa sub-province and Superior province of Archean age. The Project is stratigraphically positioned in the upper portion of the Wawa Assemblage composed by intermediate to felsic volcanic rocks capped by pyrite-bearing iron formation.

Project Geology

The Island Gold Project covers part of the interface between the Catfish assemblage, composed of mafic rocks, and the Wawa assemblage, consisting of felsic rocks. The pyrite-rich Goudreau iron formation lies at the contact between the Wawa and Catfish assemblages. A unit of pyroclastic rocks marks the transition between the two assemblages and hosts gold occurrences encountered on the property. This gold mineralization is controlled by the GLDZ. The GLDZ hosts the Island, Lochalsh, Goudreau, Shore, and North Shear gold zones, all located within the Island Gold property.

Mineralization

Within the GLDZ are a series of parallel shear zones, up to 25 m wide by several hundred metres long, with dips ranging from -70° to -90°, that host the gold mineralization. Moderate to high strain intensity are present within the shear zones containing pervasive alterations occurring in the form of iron carbonate, silica and calcite. Within areas of intense sericitization and silicification with 2% to 5% pyrite are narrow, subparallel quartz veins carrying gold mineralization. Gold is found primarily in quartz stringers and veins one centimetres to 1,5 meters wide. Visible gold (VG) forms clouds of fine gold droplets up to 3 mm in diameter.

At the Island Gold deposit, 5 zones referred to as E1, E, D1, D, and C, are defined and characterized by the presence of alteration halos ranging from 0.5 to over 8 metres in thickness, comprising intense silica alteration, albite alteration and quartz-carbonate veins. Two dominant envelopes are defined, namely the C/D envelope and the E/E1 envelope, which includes the D1 zone. An anastamosing pattern defines the relationship between the zones.

2005 and 2006 Work

The work performed in 2005 and 2006, permitted among other things, for the development of underground infrastructures and the confirmation and expansion of the resources that were identified in 2004 by Patricia Mining Corp. The following table presents work achieved in 2005 and in 2006.

Summary of Exploration and Development Work

In 2006, an investment of $23,378,339 was made to continue exploration and development work at the Island Gold property. The underground exploration drilling completed in the Island Zone, which is required for the calculation of mineral reserves, is currently being processed, and the calculation is expected to be available in the first half of 2007. In addition, a program of surface exploration at the Lochalsh and Goudreau zones, both of which show potential for exploration, was completed, for a total of more than 10,000 metres of drilling. The data will be updated as soon as the calculations of the resources in these zones are available.

Throughout 2006, development of underground infrastructure continued in order to give access to strategic locations identified, according to models of mineralization, so that drilling can be performed at targets defined in the exploration program for the Island Zone. In addition, the work completed made it possible to evaluate the property in more detail within a long-term operational context and put the site into commercial production more quickly once a decision to this effect has been made. Currently the ramp has a vertical depth of 315 metres and is being extended to Level 340 in order to give access to the zones at depth.

The mill was gradually put into operation in September 2006. As of December 31, 2006, approximately 41,500 tonnes of mineralized material had been processed in the course of mining and milling tests. In all, 2,151 ounces of gold from the Island Gold project were sold in 2006 at an average price of US$633. The revenue from these sales was deducted from the cost of developing this property, in compliance with the prevailing accounting standards. The parameters identified and the metallurgical results obtained are currently being used to calculate the reserves.

The processing of mineralized material continues in 2007. During the second quarter of 2007, the Company aims to make a decision about bringing the Island Gold project into commercial production, which is conditional on the calculation of the reserves at the Island Zone. In addition, drilling of the zones that have shown strong potential will continue in order to confirm the models of mineralization, as well as to increase resources and convert them into reserves. Based on the drill holes done up to June 30, 2006, Genivar, an independent firm, estimated the mineral resources, which totalled 519,729 tonnes at an average grade of 11.34 g/t, or 189,430 ounces of gold from measured and indicated resources, and 196,917 tonnes at 10.16 g/t, for a total of 64,949 ounces from inferred resources.

The Island Gold Zone remains open at depth and along strike. Based on a preliminary review of drillholes in the Lochalsh and Goudreau zones, these two zones offer excellent exploration potential and the possibility to add mineral resources.

ISLAND GOLD

	2006	2005

Exploration expenses ($)[1]	263,975	141,178

Investment in exploration and development ($)[1]

Property, plant and equipment	1,593,214	1,482,678
Mill	1,191,850	-
Capitalized development and exploration costs	20,593,275	11,139,804

	23,378,339	12,622,482

Development metres	3,469	2,111

Metres of exploration drilling
Underground	28,149	7,903
Surface	10,602	-

(1)

In its consolidated financial statements, Richmont Mines consolidated 100% of the Island Gold Project, in compliance with AcG-15, which stipulates that a holder of variable interests must consolidate the accounts if it intends to assume the majority of the expected losses and/or receive the majority of the residual returns of the variable interest entity (VIE). As Richmont Mines holds a 55% stake in the unincorporated joint venture, and as its share of the earnings and/or losses will differ from the percentage that it owns, the Company is therefore considered the primary beneficiary of the VIE.

Drilling

A total of 616 holes totalling 131,183 metres of surface and underground diamond drilling were completed in the property from the early 1980’s to December 2006. The majority of the drill-holes used for resource estimates were BQ size. In 2006, 189 drill holes for 28,140 metres were drilled from underground and 25 holes for 10, 602 metres from the surface.

Most of the drillholes are planned on vertical cross-sections, in order to intercept mineralized zones at right angles along a grid spacing of 20 by 15 metres, targeting alteration assemblages in the E1/E Zone. Drilling operations are performed by a drilling contractor, under the supervision of the geological staff at the Island Gold Project. Underground drillholes are BQ calibre, whereas surface drillholes are NQ size. Core recovery is 100%. The drill core is logged in detail by experienced and highly skilled staff, following established guidelines for the Island Gold project. A rock quality designation (RQD) analysis was completed for all drill-holes drilled in the 2005-2006 program and the RQD for the zones is excellent.

Sampling

The sampling approach was planned to coincide with lithological contacts with a minimum width of 0.3 metres and a maximum length of 1 metre.

The panel (or chip) sampling method generally consisted of taking horizontal representative samples of the geology (units or alteration) that was exposed either in the face or in the adjacent walls. The sample weighed an average of 3 kg for a zone of 2 metres vertically by 0.5 to 1.5 metres horizontally.

Assays

Accurassay Laboratories (Accurassay) of Thunder Bay, Ontario was used for the underground drilling and development program to perform fire assay, gravimetric and specific gravity analyses for 2005 and 2006. A number of underground muck and chip samples were sent to River Gold’s assay lab in Wawa. Accurassay has commercial Canadian assay laboratories accredited by the Standards Council of Canada to ISO/IEC 17025 guidelines for gold analysis. In September 2006, all samples were sent to Swastika Laboratories in Kirkland Lake.

The step-by-step procedure for sample analyses is briefly described as follow:

•

Upon reception of sample bags, all sample numbers are verified and entered into the Laboratory Information Management System (LIMS), a sample tracking system used by the laboratory.

•

Samples are dried and crushed to 90% passing 2 mm, using a jaw crusher. A representative sub-sample of 250 to 450 g of the –2 mm fraction is prepared using a Jones riffle splitter. The sub-sample is then pulverized to 90% passing –150 mesh, using a ring pulverizer.

•

Samples are then analyzed by fire assay with a gravimetric finish. In the last case, 30 g of representative material are subjected to the fire assay and to gravimetric finish. Rejects and pulps are preserved by the laboratory or stored at the Island Gold site.

Quality Control

During the course of the geological confirmation program, an evaluation of “Quality Assurance/Quality Control” (QA/QC) data was done to address the three (3) main concerns of analytical determination protocols, namely: (i) contamination, (ii) accuracy, and (iii) precision, as measured by the results obtained from field and analytical blank standards, certified reference standards and an assortment of specific duplicate samples collected and/or prepared, in addition to the regular samples submitted to the laboratory. A certified standard and blank assay are run with each sample batch of samples. In addition, a replicate assay is run on every 10th sample to be used for checking the reproducibility of the assays.

The results of field and analytical blanks used to monitor for potential contamination during sample processing and assaying indicate that no significant contamination is likely to have occurred during the sampling/assaying programs completed for 2005 but for 2006, Accurassay was not produce the same quality. The assays supporting the Island Deposit mineral resources estimate are based on sample preparation and analytical protocols that meet standard industry practice and are reasonable and acceptable.

Security of Samples

At the Island Gold project, there are no specific quality control measures for the shipment of drill core samples.

Metallurgy

Metallurgical testing was carried out by Lakefield Research in June 1988 on ore extracted from the Island Zone. These tests were conducted on three composite samples with respective average grades of 3.56 g/t Au, 7.59 g/t Au, and 15.38 g/t Au. Metal assay results at Lakefield, for the three composite samples, were 2.75 g/t Au, 6.83 g/t Au, and 12.3 g/t Au, and indicated that very little coarse gold was present. Cyanidation tests were conducted with 500 g of material, crushed to 77% passing –200 mesh. Gold dissolution was fairly rapid and the recovery rate was above 94% after 48 hours.

A bulk sample of 4,167 tonnes was extracted from underground stopes at the Island Zone and processed at the Kremzar mill in three lots in 1990. Gold recovery was approximately 94%. In 2006, 41,521 tonnes of mineralized materiel was milled from the development material at a grade of 5.08 gpt for 6,779 ounces with a 93.8% of gold recovery.

Other Properties

General

Richmont Mines owns or holds interests in many mining properties at different stage of exploration. However, the Company has determined that none of such properties is significant.

Valentine Lake, Newfoundland, Canada

Location and Access

The Valentine Lake Property is located in Central Newfoundland, 55 km south of the town of Buchans. The property can be accessed by way of 75 kilometres of gravel road from Millertown via the Buchans Highway.

Description of the Property

The Valentine Lake property consists of 2 grouped mineral exploration licences 10 943M (Valentine Lake North) and 10 899M (Valentine Lake South). The two (2) blocs of claims cover a total area of 12,550 hectares; 6,400 hectares and 256 claims for Valentine North and 6,150 hectares and 246 claims for Valentine South.

Agreement

In November 2003, Richmont Mines signed an option agreement to acquire a 70% interest in the Valentine Lake Property from Mountain Lake Resources Inc. by carrying out $2.5 million in exploration work by October 31, 2007. As of December 31, 2006, exploration work has been done for an amount totalling $1,549,738 and Richmont intends to spend the required amount to acquire a 70% interest in the property.

Wasamac, Quebec, Canada

Location and Access

The Wasamac property is located approximately 15 km southwest of Rouyn-Noranda, province of Quebec. The property can be reached from Rouyn-Noranda via the Trans Canada Highway 117 to the town of Arntfield and then by a secondary road that leads directly to the property.

Description of the property

The Wasamac property consists of 3 mining concessions (CM 349, CM 364, and CM 370) which represent a total area of 757.65 hectares in the Beauchastel township. Richmont Mines owns 100% of the Wasamac property.

Francoeur, Quebec, Canada

Location and Access

The Francoeur property is located approximately 25 km southwest of Rouyn-Noranda, province of Quebec. The property can be reached from Rouyn-Noranda via the Trans Canada Highway 117 to the town of Arntfield and then by a secondary road from the north that crosses the Arnfield town and leads directly to the property.

Description and Infrastructures of the Property

The Francoeur property consists of 13 mining claims, including 3 mining concessions and 4 mining leases, covering a total surface area of 363 hectares. These claims are located in Beauchastel Township and are wholly owned by Richmont Mines.

The Francoeur mine was in operation from 1938 to 1947, from 1968 to 1971, and again from 1991 to 2001. Two head frames are present on the property, as well as various basic infrastructures.

Agreement

In 2004, the Company concluded an agreement with Cadillac-West Exploration Inc. for the Norcoeur and Lac Fortune group of properties, adjacent to the Francoeur property. Pursuant to this agreement, Cadillac-West Exploration undertook to invest $0.5 million in exploration, after which it would have the right to acquire from Richmont Mines an interest of 50% in the Norcoeur and Lac Fortune group of properties by completing exploration programs of $2.2 million and $1.5 million over three years. In accordance with this agreement, Cadillac-West Exploration completed a drilling program of approximately $300,000 in 2005 on the Norcoeur and Lac Fortune group of properties. The work led to the completion of 7,160 metres of drilling, and gold-bearing zones were intersected. Cadillac-West Exploration has spent approximately $866,000 in exploration work as at the end of 2006 and is planning additional work for 2007.

Camflo Northwest, Quebec, Canada

Location and Access

The Camflo Northwest property is located about 21 km west of Val-d’Or, in northwestern Quebec. The property is located west of the Camflo mill. The property can be reached via the Camflo mill road, which turns off Highway 117, about 5 km east of Malartic.

Description of the Property

The Camflo Northwest property consists of 13 claims covering lots 45 to 51 in Range I, and lots 45 to 50 in Range II of Malartic Township. It covers a total surface area of 453.5 hectares.

Agreement

Richmont Mines had the option to acquire a 50% interest in the property by investing $200,000 in exploration work prior to December 31, 2005 and an additional 30% by spending $125,000 before June 29, 2007. As of April 25, 2006, Richmont Mines had acquired a 50% interest in the Camflo Northwest property and is currently conducting additional work to acquire its additional 30% interest.

Table of reserves

	December 31, 2006			December 31, 2005
	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces
	(metric)	(g/t Au)	contained	(metric)	(g/t Au)	contained

Beaufor Mine
Proven reserves[1]	66,167	6.90	14,676	114,600	7.31	26,900
Probable reserves[1]	118,703	9.12	34,814	392,000	8.98	113,200

East Amphi Mine
Proven reserves[1]	99,909	3.67	11,789	288,900	4.04	37,500
Probable reserves[1]	-	-	-	351,900	5.57	63,000

Total Gold
Proven and probable reserves	284,779	6.69	61,279	1,147,400	6.52	240,600

1 In 2006, based on a price of US$513/oz and an exchange rate of 1.12 (in 2005, a price of US$450 and an exchange rate of 1.20).

The mineral reserve and resource calculations for the Company’s main properties were established by “qualified persons” as defined under National Instrument 43-101 and their names are in the table below.

Mines	Qualified Persons	Titles
Beaufor Mine[1]	Francois Chabot, M.Sc, Eng.	Project Manager for Golder Associates
East Amphi Mine[2]	Jules Riopel, M.Sc., P.Geo., MBA	Geology and Exploration Manager
	Yves Rougerie, P.Geo.	Independent Consultant
	Jacques Daigneault, P.Geo	Senior geologist
Advanced exploration project
Island Gold[3]	Michel Garon, Eng.	Geology Manager for Genivar
	Nicole Rioux, P.Geo	Senior Geologist for Genivar

1)  Filed on March 29, 2007.

2)  Filed on May 18, 2006.

3)  Filed on November 30, 2006.

Gold Marketing and Sales

The profitability of gold mining is directly related to the market price of gold as compared to the cost of production. Gold prices fluctuate widely and are affected by numerous factors, including expectations with respect to the rate of inflation, exchange rates (specifically the U.S. dollar relative to other currencies), interest rates, global and regional political and economic crises and governmental policies with respect to gold holdings by a nation’s central bank. The demand and supply of gold usually affect gold prices but not necessarily in the same manner as supply and demand affect the prices of other commodities. The gold available for sale includes a combination of mine production, stock and gold bullion held by governments, public and private financial institutions, industrial organizations and private individuals. As the amounts produced in any single year account for a small portion of the total available supply of gold, normal variations in current production do not have a significant impact on the supply of gold or on its price.

The following table sets out the annual average gold price (London PM fix) in U.S. dollars over the past five years:

	(US$)	Exchange rate	(CAN$)

2002	310	1.57	487
2003	363	1.40	509
2004	410	1.30	534
2005	444	1.21	538
2006	604	1.13	685
2007 (January 1st until May 7th)	658	1.16	763

Gold can be easily sold on numerous markets throughout the world and it is not difficult to ascertain its market price at any particular time. Richmont Mines is not dependent upon the sale of its gold to any one customer because of the large number of available gold purchasers.

Richmont Mines may occasionally use put and call options on gold, and forward sales contracts on gold and US dollar. All such hedging policies must be approved by the Company’s Board of Directors. Financial derivatives are used only in accordance with the Company’s hedging policy, and not for speculative purposes.

Gold bars are carried between the mills and the refinery by commercial armored truck. These bars are refined at the Royal Canadian Mint of Ottawa refinery under a service contract at competitive rates. Refined metal is sold under forward sales contracts or on the spot market to commercial bullion dealers.

As at December 31, 2006 and 2005, Richmont Mines had no gold hedging contracts.

Governmental Regulation

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

Quebec

Provincial legislation in mining matters contemplates the acquisition and ownership of mining titles, safety standards, royalties and mining taxes. The Mining Act (Quebec) ensures the rehabilitation and restoration of lands affected by mining activities. Thus, a person who carries out certain mining work, who operates a mill in respect of certain mineral substances or who carries out certain mining operations in respect of tailings must obtain the approval of the Minister of Natural Resources, Wildlife and Parks (Quebec) (the “MNRWP”) for any plan for the rehabilitation and restoration of land affected by its operations; such person must comply with the plan and provide a financial guarantee to that effect. Where a person commences mining operations, it must submit its rehabilitation and restoration plan within one year following the beginning of its activities. The MNRWP may require or impose additional conditions or obligations before giving its approval to the rehabilitation and restoration plan. Such plan, once approved, must be resubmitted every five years for approval by the MNRWP. The MNRWP may review the financial guarantee at any time if it is of the opinion that the guarantee is insufficient and may require additional guarantees. Such amendments also provide that the MNRWP may enjoin a person who has already ceased its mining operations on a particular site to perform the rehabilitation and restoration work required by the presence of tailings. If the person does not comply with any of the aforementioned amendments and regulations, the MNRWP may have the rehabilitation and restoration work executed by a third party at the cost of such person. Richmont Mines does not foresee any difficulty in meeting the requirements under the Mining Act. (Quebec).

Richmont Mines holds certificates of authorization issued by the Minister of the Environment (Quebec) (the “MENV”) with respect to its mining operations at the Francoeur Mine, at the Beaufor Mine and of its subsidiary, Camflo Mill Inc. The Company also benefits from acquired rights with respect to the construction of its mill prior to the coming into force of the Environment Quality Act (Quebec). The restoration plan was submitted to the MNRWP and to the MENV on October, 19, 2004.

A.

Organization Structure

See Exhibit 8.1 to this Annual Report.

B.

Property, Plants and Equipment

See Item 4.B. “Business Overview.”

ITEM 4A.

UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The discussion and analysis of the operating results and financial position of the Company for the three years ended December 31, 2004, 2005 and 2006 should be read in conjunction with the Company’s consolidated financial statements and the accompanying notes included in this Annual Report. Notice should also be taken of the cautionary statement regarding forward-looking statements on page 1 of this Annual Report, in particular with respect to trend and other forward looking information and disclosure regarding the Company’s contractual obligations.

A.

Operating Results

Year ended December 31, 2006 compared to year ended December 31, 2005

Overview

Gold Prices and Currency Fluctuations

In 2006, the average market price of gold rose more than 36% up to US$604 per ounce compared with US$444 in 2005. The rising gold price has benefited all gold producers in recent years, although the strength of the Canadian dollar has lessened the impact on Canadian producers. Over the past two years, the Canadian dollar has risen in value, rising from an average of US$0.83 in 2005 and again to US$0.88 in 2006 which represents a 6% increase.

Production

Gold sales for 2006 totalled 44,866 ounces, compared with 36,956 ounces in 2005. This increase in gold sales is due to the addition of the 20,000 ounces from the East Amphi Mine that came into production during 2006, partially offset by a decline in production at the Beaufor Mine, which fell from 36,649 ounces of gold in 2005 to 24,866 ounces of gold in 2006 as a result a lower availability of ore and lower grades.

In 2006, 139,513 tonnes of ore at an average recovered grade of 5.54 g/t were processed from the Beaufor Mine, yielding 24,866 ounces of gold sold at an average price of US$598. In 2005, 199,269 tonnes of ore at an average recovered grade of 5.72 g/t were processed from the Beaufor Mine, yielding 36,649 ounces of gold sold at an average price of US$443. In 2004, 266,793 tonnes of ore at an average recovered grade of 6.13 g/t were processed, yielding 52,623 ounces of gold sold at an average price of US$410.

In 2006, 179,194 tonnes of ore at an average recovered grade of 3.47 g/t was extracted from the East Amphi Mine, yielding 20,000 ounces of gold sold at an average price of US$603. Despite a grade that was weaker than expected, the cash cost of production met expectations at US$485 per ounce. No production took place in 2004 or 2005 since the project was an advanced exploration project at the time.

Investments

In 2006, the bulk of the Company’s investments, or a total of $23,378,339, were made in connection with the Island Gold project. $2,303,654 of investments were made at the Beaufor Mine and in other property, plant and equipment. In 2005, beyond $3,197,531 invested at the Beaufor Mine and other property, plant and equipment, investments included $12,622,482 at the Island Gold property and $13,215,310 at the East Amphi advanced exploration project.

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

Summary of operational and financial results

During 2006, the Company had a net profit of $3,193,562, or $0.14 per share, compared with net loss of $27,480,010 or $1.54 per share, in 2005.

The Company’s mining operations generated cash flows of $2,429,397 in 2006 compared with the use of cash $3,996,218 in 2005.

The Company had no long-term debt and possessed working capital of $21,170,805 as at December 31, 2006 compared with no long-term debt and $21,877,251 of working capital as at December 31, 2005. The Company believes that it would have access to other sources of financing if additional capital became necessary to finance its expansion.

Changes in accounting policies

The Company did not adopt any new accounting policies in 2006

Revenues

Precious metal revenues – For the year ended December 31, 2006, revenues from sales of precious metal reached $30,539,489, compared with $19,845,054 in 2005. For 2006, the 53% increase in precious metal revenues was attributable primarily to the 21% increase in ounces of gold sold by Richmont Mines, which was directly related to the production from the East Amphi Mine, which came into production during 2006 as well as the 36% increase in the gold price, partially offset by the reduced production at the Beaufor Mine and a lower availability of ore.

Other revenues – Other revenues totalled $5,585,062 at the end of 2006 compared to $1,799,979 in 2005. This increase was primarily due to activities related to custom milling and from interest revenues as well as the gain on the sale of the Nugget Pond property.

Expenses

Operating costs – Operating Costs during 2006 were $27,358,255 compared with $16,752,859 during 2005. The difference of $10,605,396 between the total operating costs during 2006 and 2005 was a result of the start of commercial production of the East Amphi Mine in February 2006, which brought the total number of tonnes of ore milled from the Beaufor and East Amphi mines during 2006 to 318,707, compared with the 199,269 tonnes of ore produced solely at the Beaufor Mine in 2005.

Royalties – Due to the decline in production at the Beaufor Mine in 2006, and consequently in sales, the royalties paid by the Company in 2006 totalled $189,084, compared with $231,381 in 2005.

Custom milling - In 2006, ore totalling 33,509 tonnes was milled by the Company, compared with 42,842 tonnes in 2005. In 2006, with Beaufor and East Amphi mines in production, there was less capacity for custom milling. Activities related to custom milling represented expenses of $590,578 in 2006, compared with $722,285 in 2005. Revenues from custom milling are presented under the caption “Other revenues” in the consolidated financial statements of the Company included in this Annual Report. Richmont Mines expects to perform custom milling of approximately 110,000 tonnes of ore in 2007.

Administration – Expenses related to administration totalled $2,957,343 in 2006, compared with $3,932,063 in 2005. The decrease in these expenses is mainly due to stock-based compensation, which was $393,267 in 2006, compared with $1,349,711 in 2005.

Exploration and project evaluation – As in previous years, Richmont Mines continued its investments related to exploration and project evaluation. These expenses fell from $2,375,274 in 2005 to $2,079,519 in 2006. The decrease is attributable primarily to an increase in exploration tax credits, partially offset by an increase in actual exploration and project evaluation expenditures, as detailed in the table below.

Investments for exploration and project evaluation

	2006	2005
	$	$

Beaufor Mine	1,342,438	862,150
Francoeur property	146,165	49,974
Valentine Lake property	66,606	393,200
Wasamac property	53,855	39,685
Other properties	679,919	623,041
Project evaluation	582,646	508,746

	2,871,629	2,476,796

Exploration tax credits	792,110	101,522

	2,079,519	2,375,274

 Accretion expense of asset retirement obligations – This charge was $214,242 in 2006, compared with $167,245 in 2005. As the Company’s production and exploration activities are subject to a variety of laws and federal and provincial regulations governing the protection of the environment, the Company has reported the asset retirement obligations for the mining sites on the basis of management’s best estimate of the future costs. These estimates may be subject to changes if the laws and regulations are changed or if new events arise.

Depreciation and depletion – The amounts related to depreciation and depletion totalled $3,146,478 in 2006, compared with $1,617,356 in 2005. The differences are attributable primarily to the increase in gold sales, which were 44,866 ounces in 2006, compared with 36,956 ounces in 2005.

Write-down of mining assets – As part of its periodic evaluation of the book value of its assets as described in note 1 g) of the Company’s consolidated financial statements included in this Annual Report, the Company determined that no write-down of the mining assets was required as at December 31, 2006.

Mining and income taxes

In 2006, mining and income taxes showed a recovery of $2,685,682, compared with a recovery of $2,479,820 in 2005. The recovery of current taxes in 2006 was mainly due to a federal tax refund of $955,410, resulting from the carry-back of losses to prior years, and the reduction in the valuation allowance related to the future tax recovery. Details on taxes are found in note 6 of the Company’s consolidated financial statements included in this Annual Report.

Minority interest

In the Company’s consolidated financial statements, the minority interest recovery totalled $729,744 in 2006, compared with an expense of $5,828 in 2005. This amount represents the share of earnings or losses due to the minority shareholders of Louvem, in which Richmont Mines owns a 70% interest, and the share of the losses from the Island Gold project for 2006 that belongs to Patricia Mining Corp., a partner in this project.

Net earnings (loss)

Net earnings were $3,193,562 for 2006 compared with a net loss of $27,480,010 for 2005. The difference of $30,673,572 between the net earnings of 2006 and the net loss of 2005 can be explained primarily by the non-cash write-down of the mining assets of the East Amphi property, for which a charge of $26,040,953 was recorded in 2005. When the reduction of $3,134,699 in future mining and income taxes was taken into account, the net write-down was $22,906,254. The second factor that contributed to the variance in earnings was the $3,259,275 gain on the sale, on October 30, 2006, of the assets of the Nugget Pond property, located in Newfoundland. This amount includes the sale price of $2,250,000, the elimination of the property’s asset retirement obligations in the amount of $709,275, and the issue to the Company of 1,000,000 shares in the acquiring company, New Island Resources Inc. (TSX-V: NIS), having a market value of $300,000 at the time of the transaction. Finally, the Company recovered mining and income taxes for a net amount of $2,685,682 in 2006 following a federal tax refund due to the carry-back of losses and reduction in the valuation allowance related to the future income tax liability recognized as a result of the 2005 flow-through share financing.

Balance sheet

Assets

The total assets of Richmont Mines rose from $54,226,497 as at December 31, 2005, to $78,498,120 at the end of 2006. The increase is due to the increase in the mining assets of the Island Gold property.

As at December 31, 2006, the Company had working capital of $21,170,805, compared with $21,877,251 as of December 31, 2005. Although investments in property, plant and equipment during the year totalled $25,060,002, this stability of working capital was attributable primarily to the financing completed in June 2006, which yielded the Company net proceeds of $13,776,732, the recovery of $4,891,682 in taxes; and proceeds of $2,250,000 realized on the sale of the assets of the Nugget Pond property.

Total advances to a minority partner in the Island Gold project (Patricia Mining Corp. (TSX: PAT)) was $4.5 million during 2006. Since this advance is repayable in 36 equal and consecutive monthly payments starting on April 1, 2007, and bears interest at 3% over the prime rate, an amount of $1,125,000 was recorded in short-term accounts receivable in 2006. This advance is guaranteed by the 45% interest that the borrower owns in the Island Gold mining project, which is held jointly with the Company.

Liabilities

The amount of liabilities of the Company was $23,807,852 as at December 31, 2006, compared with $13,762,995 at December 31, 2005, and is composed of short-term liabilities, asset retirement obligations, the minority interest and future mining and income taxes. Richmont Mines has no long-term debt.

The substantial increase in liabilities is attributable to an increase the minority interest. In 2006, an amount of $9,342,000 was accounted for under “Minority interest” in accordance with AcG-15, which has been in effect since January 2005, which relates to the “Consolidation of variable interest entities” following the consolidation of the Island Gold project.

Richmont Mines must evaluate on a periodic basis the assumptions used in the calculation of the asset retirement obligations related to eventual closure of its mining sites. At the end of the fiscal year ended December 31, 2006, the Company had the following financial legal obligations:

	Total amount
	of the estimated	Cash flow	Credit-adjusted
	cash flow	payment schedule	risk-free rate
	$		%

Francoeur Mine	192,432	2007	5.5
Beaufor Mine	390,984	2008	5.5
Camflo Mill	2,381,055	2010	5.5
East Amphi property	132,734	2007	5.5
Island Gold property	901,250	2010	5.5

	3,998,455

Future mining and income taxes

Note that future mining and income taxes were recorded as both assets and liabilities, since these amounts come from different corporate entities and various legislations, such as federal, provincial and mining taxes. Note 6 of the Company’s consolidated financial statements included in this Annual Report provides detailed information about tax reconciliation as well as future income tax assets and liabilities.

The available non-refundable provincial and federal tax credits of $4,566,689 and $2,286,958, respectively, can be carried forward for the next ten to twenty years and were not reported as assets because the Company assessed that it was not more likely than not that they will reduce the taxes due in future years.

Shareholders’ equity

Shareholders’ equity totalled $54,690,268 as at December 31, 2006, compared with $40,463,502 as at December 31, 2005. The increase is primarily due to the rise in capital stock, which increased from $50,600,371 in 2005 to $61,340,630 in 2006 as a result of the June 2006 public offering.

At December 31, 2006, Richmont Mines had 24,180,353 shares outstanding and 2,117,700 options granted under its stock-purchase plan compared with 20,994,553 shares outstanding and 1,948,000 options granted at December 31, 2005.

Commitments and contingency

Since the conclusion of an agreement with the Quebec Ministry of Natural Resources in July 2001, the amounts of government assistance recorded as revenues and as a reduction of property, plant and equipment totalled $2,125,756 and $574,244, respectively. According to the agreement, an amount of $900,000 must be repaid on July 31, 2007, if the Beaufor Mine is in production during the twelve months preceding the date of repayment and if the average daily price of an ounce of gold on the “AM FIX” of the London exchange is greater than or equal to US$325. Currently it is impossible to predict the amount that could become repayable; consequently, no provision for this purpose has been recorded in the financial statements.

In addition, the Company is subject to royalty payments on the output of the Beaufor Mine and also on certain other properties, if they enter into commercial production which are detailed under “Item 4. INFORMATION ON THE COMPANY – Business Overview – Property Description and Location – Mineral Royalties”.

New Accounting Pronouncements

Financial instruments – recognition and measurement

In January 2005, the Canadian Institute of Chartered Accountants (the “CICA”) issued new Handbook Section 3855 “Financial instruments – recognition and measurement”, effective for annual periods beginning on October 1, 2006. This standard prescribes when a financial asset, financial liability, or non-financial derivate is to be recognized on the balance sheet and whether the fair value or cost-based methods are used to measure the amounts. It also specifies how financial instrument gains and losses are to be presented. The application of these standards is not expected to have a significant effect on the Company.

Comprehensive Income

In January 2005, the CICA issued new Handbook Section 1530 “Comprehensive Income”, effective for annual periods beginning on October 1, 2006. This section introduce a new requirement to present certain revenues, expenses, gains and losses, that otherwise would not be immediately recorded in income, in a comprehensive income statement with the same prominence as other statements that constitute a complete set of financial statements. Richmont will therefore include a new statement entitled “Comprehensive income” in order to provide the required information in accordance with this standard.

Critical accounting estimates

The preparation of financial statements requires the use of estimates and the formulation of assumptions that have a significant impact on revenues and expenses as well as on the amounts of assets and liabilities. The following factors represent the estimates that management considers the most significant and for which the actual amounts may differ considerably and affect operating results.

Mineral reserves

The main parameters used to determine the mineral reserves are the following:

	2006	2005	2004

Gold (US$/ounce)	513	450	400
Exchange rate (US$/CAN$)	1.12	1.20	1.31
Gold (CAN$/ounce)	575	540	524

U.S. GAAP Reconciliation

Please refer to note 19 to the Company’s consolidated financial statements included in this Annual Report.

A.

Operating Results

Year ended December 31, 2005 compared to year ended December 31, 2004

Gold Prices and Currency Fluctuations

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

Production

Gold sales for 2005 totalled 36,956 ounces, compared with 69,207 ounces in 2004. The decline in gold sales is due to the reduced production at the Beaufor Mine, which fell from 52,623 ounces of gold in 2004 to 36,649 ounces of gold in 2005 as a result of the planned two-month halt in production held in the third quarter of 2005 and a lower availability of ore, with lower grades, in the fourth quarter. In addition, during the month of December, the Camflo Mill processed the East Amphi bulk sampling, leaving an inventory of 12,118 tonnes of ore from the Beaufor Mine. In 2004, production at the Hammerdown Mine totalled 16,584 ounces of gold, whereas only 307 ounces of gold were sold in 2005.

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

The Company’s mining operations generated (used) annual cash flow of ($3,996,218) in 2005 compared with $6,114,368 in 2004, which represents, respectively, (22%) and 18% of revenues for each of these years.

The Company has no long-term debt and possessed working capital of $21,877,251 as at December 31, 2005 compared with $25,925,031 as at December 31, 2004. The Company believes it would have access to other sources of financing if additional capital became necessary to finance its expansion.

Changes in accounting policies

In 2005, the Company did not adopt any new accounting policies.

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

Expenses

Operating costs – In 2005, the absence of activity on the site of the Hammerdown Mine and the fall in production at the Beaufor Mine led to a reduction in operating expenses, which totalled $16,752,859, compared with $26,524,975 in 2004. In 2005, ore totalling 199,269 tonnes from the Beaufor Mine was processed, whereas 306,851 tonnes of ore were processed in 2004.

The average cost of production per ounce sold was $453 (US$374) for 2005, compared with $383 (US$294) for 2004. This increase in the average cost was primarily due to the closure of the Hammerdown Mine in May 2004 and the decline in production at the Beaufor Mine, which had total sales of 36,956 ounces in 2005, while the combined production of the Beaufor and Hammerdown mines allowed for sales of 69,207 ounces in 2004. The Beaufor Mine’s two-month production shutdown, the lower production of the fourth quarter, the decrease in gold grades and the increase in the cost of the material used also contributed to the rise in the average production cost in 2005. In addition, the strength of the Canadian dollar is reflected in the average cost per ounce expressed in US dollars, as the costs of production are incurred in Canadian dollars. In 2005, the increase of US$80 in the production cash cost per ounce is attributable to three factors. The decline in grades resulted in a rise of US$63, the appreciation of the Canadian dollar led to an increase of US$23, and, finally, the cost per tonne led to a decrease of US$6. Although the Company has no control over the strength of the dollar and the price of materials, Richmont Mines expects to see an improvement in the average grade of the ore and a stabilization of metal market prices in 2006.

Royalties – Due to the decline in production, and consequently in sales, the royalties paid in 2005 totalled $231,381, compared with $430,325 in 2004, a year in which royalties were paid on ounces sold that came from the production of the Beaufor and Hammerdown mines.

Custom milling - In 2005, ore totalling 42,842 tonnes was milled by the Company, compared with 70,268 tonnes in 2004. In 2005, the Company gave priority to the processing of the ore from bulk sampling from the East Amphi property, which explains the decline. Activities related to custom milling represented expenses of $722,285 in 2005, compared with $973,056 in 2004. Note that the revenues from custom milling are presented under the caption “Other revenues” in the consolidated financial statements of the Company included in this Annual Report. Richmont Mines plans to perform custom milling of approximately 30,000 tonnes of ore in 2006.

Administration – Expenses related to administration totalled $3,923,063 in 2005, compared with $3,036,622 in 2004. The increase in these expenses is due in part to stock-based compensation, which was $1,349,711, compared with $902,370 in 2004, and to the increase in general administrative expenses.

Exploration and project evaluation – As in previous years, Richmont Mines continued its investments related to exploration and project evaluation. These expenses fell from $3,475,339 in 2004 to $2,375,274 in 2005. The differences are attributable primarily to a slowdown in exploration at certain properties, notably Wasamac and Valentine Lake. The following table shows the amounts invested for the past two years.

Investments for exploration and project evaluation

	2005	2004
	$	$

Beaufor Mine	862,150	980,166
Hammerdown Mine	-	186,631
Francoeur Mine	49,974	10,864
Valentine Lake property	393,200	1,056,283
Wasamac property	39,685	290,982
Other properties	610,023	1,080,642
Project evaluation	521,764	349,763

	2,476,796	3,955,331

Exploration tax credits	101,522	479,992

	2,375,274	3,475,339

Accretion expense of asset retirement obligations – This charge was $167,245 in 2005, compared with $159,726 in 2004. As the Company’s production and exploration activities are subject to a variety of laws and federal and provincial regulations governing the protection of the environment, the Company has reported the asset retirement obligations for the mining sites on the basis of management’s best estimate of the future costs. These estimates may be subject to changes if the laws and regulations are changed or if new events arise.

Depreciation and depletion – The amounts related to depreciation and depletion totalled $1,617,356 in 2005, compared with $3,548,287 in 2004. The decrease is attributable primarily to the decline in gold sales, which were 36,956 ounces in 2005, compared with 69,207 ounces in 2004.

Write-down of mining assets – As part of its periodic evaluation of the book value of its assets as described in note 1 g) of the Company’s consolidated financial statements included in this Annual Report, the Company determined that a write-down of the mining assets of the East Amphi property was necessary. The Company acquired this property in December 2003 for an amount of $7,104,894 and performed significant exploration work and the installation of surface infrastructures during 2004 and 2005, for an amount totalling $24,089,572.

2005
$

Existing carrying value, before write-down of mining assets	31,194,466

New carrying value
Cash flow from operation of the mine	*13,552,942
Investment in property, plant and equipment	*(8,929,533)
Property, plant and equipment salvage value	530,104

New carrying value	5,153,513
Write-down of mining assets	26,040,953
* Discount rate used 8%

The discounted future cash flow method was used to set the fair value of this property’s mining assets. This method is based on revenues from proven and probable reserves, the costs of production, the investments required to extract these reserves, and the residual value of the assets at the end of the project. The price of gold that the Company used is US$500 per ounce and an exchange rate of 1.15 (US$0.87), for a price in Canadian dollars of $575 per ounce. This evaluation resulted in a non-cash charge of $26,040,953 for this property as at December 31, 2005. When the reduction of $3,134,699 in future mining and income taxes is taken into account, the net write-down is $22,906,254.

Mining and income taxes

In 2005, mining and income taxes showed a recovery of $2,479,820, compared with charges of $631,437 in 2004. This situation is directly related to the operating loss before the write-down of mining assets and tax expenses in 2005, compared with earnings in 2004. Details on taxes are found in note 6 of the Company’s consolidated financial statements included in this Annual Report.

Minority interest

 The Company’s minority interest totalled $5,828 in 2005, compared with $559,869 in 2004. This amount represents the share of earnings due to the minority shareholders of Louvem Mines Inc., in which Richmont Mines owns a 70% interest, and to the share of the losses from the Island Gold project for 2005 that belongs to Patricia Mining Corp., a partner in this project.

Net earnings (loss)

Revenues generated by gold sales declined, and the costs of production rose relative to the number of ounces of gold produced. In 2005, Richmont Mines had a net loss of $27,480,010, or $1.54 per share. In 2004, the Company’s net earnings were $732,096, or $0.05 per share. The differences for these years are attributable primarily to the 2005 write-down of mining assets for the East Amphi property and the decrease in the level of production that was caused by the planned two-month production shutdown at the Beaufor Mine, by the decline in the average grade and by the lack of a contribution from the Hammerdown Mine.

Balance sheet

Assets

The total assets of Richmont Mines fell from $56,193,554 as at December 31, 2004, to $54,226,497 at the end of 2005. This decline is due to the write-down of the mining assets of the East Amphi property, partially offset by the increase in the Island Gold property in the amount of $12,622,482.

Cash and cash equivalents fell from $25,269,901 as at December 31, 2004, to $14,678,478 as at December 31, 2005, because of the investments made in the East Amphi and Island Gold properties.

Receivables rose from $1,654,835 in 2004 to $2,783,351 in 2005. The increase is due to the funds advanced to Patricia Mining Corp. as provided for in the agreement related to the Island Gold project. Under this agreement, signed with Patricia Mining Corp. in 2003, after investing an amount of $10 million in the project, Richmont Mines agreed to finance the project’s development up to an additional amount of $10 million. The money advanced to Patricia Mining Corp. bears interest at the Canadian prime rate plus 3%. As at December 31, 2005, the Company had advanced $1,678,500 to its partner.

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

The substantial change in liabilities is attributable to the asset retirement obligations and the minority interest. An amount of $1,665,005 was accounted for under “Minority interest” in accordance with AcG-15, which has been in effect since January 2005, which relates to the “Consolidation of variable interest entities” following the consolidation of the Island Gold project.

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

The available non-refundable provincial and federal tax credits of $4,509,729 and $1,985,557, respectively, can be carried forward for the next ten to twenty years and were not reported as assets because the Company assessed that it was not more likely than not that they will reduce the taxes due in future years.

Shareholders’ equity

Shareholders’ equity totalled $40,463,502 as at December 31, 2005, compared with $45,411,535 at the end of 2004. The difference is due primarily to the rise in capital stock, which increased from $29,236,630 in 2004 to $50,600,371 in 2005 as a result of two private placements. In June 2005, 3,246,000 common shares at a unit price of $4.90 were issued, for gross proceeds of $15,905,400. In December 2005, 1,500,000 common flow-through shares at $5.00 each were issued, for gross proceeds of $7,500,000. The total issue costs were $2,212,619. The contributed surplus rose from $2,894,356 in 2004 to $4,272,898 in 2005. The difference of $1,378,542 is primarily attributable to the charge for stock-based compensation. Retained earnings were $13,280,549 as at December 31, 2004, compared with a deficit of $14,409,767 as at December 31, 2005, as a result of the loss of $27,480,010 mainly related to the write-down of the mining assets of the East Amphi property.

At year-end 2005, Richmont Mines had 20,994,553 shares outstanding, 1,948,000 options granted under its stock-purchase plan and 90,000 options outside the plan at a price of $5.00 each, valid until December 5, 2006, granted to underwriters of the private placement concluded December 6, 2005.

Commitments and contingency

See the discussion under “Commitments and Contingency” on page 57 above.

B.

Liquidity and Capital Resources

As at December 31, 2006, the Company had $16,125,624 in cash and cash equivalents, compared with $14,678,478 in 2005. This stability of working capital was attributable primarily to the financing completed in June 2006, which yielded the Company net proceeds of $13,776,732, the recovery of $4,891,682 in taxes and the proceeds of $2,250,000 realized on the sale of the assets of the Nugget Pond property which offset the investments in property, plant and equipment during the year of $24,471,766.

Cash flow from operations

Cash flow from operations increased from a deficit of $3,996,218 in 2005 to an amount of $2,429,397 in 2006 mainly due to the net change in non-cash working capital items which used an amount of $5,885,077 in 2005 compared to generating an amount of $1,282,625 in 2006.

Cash flow used in investments

In 2006, the bulk of the Company’s investments, or a total of $21,934,103, was mainly allocated to the Island Gold project. In 2005, Richmont Mines made major investments in exploration at the East Amphi Property at a total cost of $13,586,302 and $11,532,884 was spent in exploration at the Island Gold property.

In 2006, the Company has a credit facility of $3 million, with no security requirement other than the maintenance of cash and cash equivalents in excess of $10 million, for the issuance of letters of credit in regard to the settlement of asset retirement obligations.

In 2006, an investment of $597,233 is recorded under the caption “Other property, plant and equipment”. This investment contributed primarily to restore the tailing ponds at the Camflo Mill. In 2005, the sum of $426,719 was also invested to restore the tailing ponds at the Camflo Mill equipment.

Cash flow from financing activities

During fiscal year 2006, the Company issued through a public offering, 3,100,000 common shares. The Company received cash proceeds of $15,190,000. An amount of $1,413,268 has been incurred as share issue costs. Through its stock option purchase plan, the Company issued 143,300 shares for cash proceeds of $409,577. Through it share buyback program, Richmont Mines also redeemed 57,500 common shares for a total amount of $170,925.

During fiscal year 2005, the Company completed a private placement by issuing 3,246,000 common shares for an amount of $15,905,400 and 1,500,000 flow-through shares for an amount of $7,500,000. It also issued 154,500 shares following the exercise of stock options for an amount of $306,284. Through its share buyback program, Richmont Mines also redeemed 75,600 common shares for a total amount of $345,630.

As at December 31, 2006, Richmont Mines Inc. had working capital of $21,170,805 cash and cash equivalents of $16,125,624 and no long-term debt.

C.

Research and Development, Patents and Licenses, etc.

None.

D.

Trend Information

Richmont Mines is principally engaged in activities related to the exploration, development and operation of gold mining properties in Northeast Canada. Its strengths are its ability to develop advanced exploration projects, to operate and recover gold from underground narrow veins mines. The Company was founded in 1981 and, since 1991, has produced more than 900,000 ounces of gold.

Richmont Mines currently has several properties which are located in the provinces of Quebec, Ontario and Newfoundland and Labrador. It is currently producing and exploring at the Beaufor Mine, in the process of completing production and closing its East Amphi Mine by the end of the second quarter of 2007, and completing the reserve calculation to make a commercial production decision at Island Gold.

The Company’s strategy is to capitalize on its existing properties through exploration and development to acquire advanced projects in North America where its expertise can be applied to improve production efficiencies. The Company’s primary objective over the next five years is to become a profitable, intermediate North American producer of gold operating three to four sites while establishing at least one million ounces of reserves.

To implement its strategy in 2007 and fill its pipeline of projects, the Company will focus on advancing the Island Gold project into commercial production and pursue several exploration projects on its properties. This includes a 20,000 meter drill program at Beaufor and a $1.0 million exploration project at Valentine Lake. It will evaluate acquisition and partnership opportunities in order to expand the value of its portfolio of mineral properties, build its reserve base and accelerate its rate of production. Additionally, the Company will continue to assess and rationalize the quality of its non-core asset base in order to maximize future shareholder value.

E.

Off-Balance Sheet Arrangements

The Company did not have any off-balance sheet arrangements as of December 31, 2006 that have or are reasonably likely to have a current or future effect on the Company’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors other than the ones disclosed in note 4 c) of the financial statements.

F.

Tabular Disclosure of Contractual Obligations

As of December 31, 2006, the Company had the following long-term liabilities required to be reflected on the Company’s balance sheet under Canadian generally accepted accounting principles.

	Payments due by period
Contractual obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Asset retirement obligations	$3,998,455	$325,166	$390,984	$3,282,305

As of December 31, 2006, the Company had no long-term debt obligations, capital lease obligations, operating lease obligations or purchase obligations.

ITEM 6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.

Directors and Senior Management

Names, municipalities of residence, offices and principal occupations of the directors and senior executives of the Company are as follows

Name and Municipality of Residence	Office held with the Company	Principal Occupation	Director or Officer since	Number of shares owned on March 30, 2007(1)

Jean-Guy Rivard Rouyn-Noranda (QC) Canada	Chairman of the Board and Director	Chairman of the Board of Richmont Mines	Feb. 25, 1981	1,220,800

Martin Rivard(2) Rouyn-Noranda (QC) Canada	President, Chief Executive Officer and Director	President and CEO of Richmont Mines	Oct. 1, 2005	14,000

Denis Arcand(3) (4) Brossard (QC) Canada	Director	Business Man	Sept. 28, 1995	36,348

Raynald Vézina, Eng.(3)(4) Quebec (QC) Canada	Director	Consultant	Oct. 30, 2006	0

Réjean Houle(3) (4) Montreal (QC) Canada	Director	Ambassador, Canadien Hockey Club Inc.	Jan. 27, 1989	39,000

Campbell Stuart(5) Montreal (QC) Canada	Secretary	Partner, Colby, Monet, Demers, Delage & Crevier, law firm	July 23, 2002	0

Name and Municipality of Residence	Office held with the Company	Principal Occupation	Director or Officer since	Number of shares owned on March 30, 2007(1)

Christian Pichette Brossard (QC) Canada	Vice President, operations	Vice President, operations of Richmont Mines	October 6, 2005	4,500

Nicole Veilleux Rouyn-Noranda (QC) Canada	Financial Director and Chief Financial Officer	Finance Director of Richmont Mines	March 1, 2006	1,000

(1)

As the Company has no personal knowledge of the number of shares controlled by the above-mentioned nominees, the information was provided by each of them.

(2)

Martin Rivard is Jean-Guy Rivard’s son.

(3)

Member of the Audit Committee.

(4)

Member of the Compensation Committee.

(5)

Resigned as of April 11th 2007.

The Company does not have any other committee other than those mentioned above.

The above-mentioned individuals have held their principal occupation as indicated opposite their respective names during the last five years, except for Mr. Martin Rivard, who was, prior to October 2005, Executive Vice-President of Richmont Mines; Mr. Christian Pichette, who was, prior to October 2005, General Manager of Niobec Mine, Cambior Inc.; and Ms. Nicole Veilleux, who was, prior to March 2006, Controller of Richmont Mines.

Each director shall, unless he resigns or his office becomes vacant for any reason, hold office until the close of the next annual meeting of shareholders or until his successor is elected or appointed.

The directors and officers mentioned above own a total of 1,315,648 voting shares, which represents less than 5.00% of all the shares issued and outstanding of Richmont Mines Inc. Furthermore, no directors or officers own voting shares of Louvem Mines Inc.

B.

Compensation

Remuneration of Directors

On April 24, 2003, the board of directors of the Company adopted an amendment to the remuneration plan for the directors who are not senior officers of the Company or its affiliates or who do not receive any remuneration as such. Pursuant to the remuneration plan as amended, an annual fee of $3,500 is paid to each such director plus an attendance fee of $500 per meeting including the meetings of committees. As such, four directors have received an aggregate remuneration of $37,100 during the year ended December 31, 2006. A total of 50,000 options to acquire common shares of the Company at an exercise price of $2.95 per common share were granted to the independent directors in 2006 pursuant to the terms of the Company’s share option plan described below.

Remuneration of senior officers

During the year ended December 31, 2006 the five Named Executive Officers of the Company (as hereinafter defined) were paid an aggregate cash remuneration of $803,208.

The following information indicates the remuneration paid for the financial year ended December 31, 2006 to the Company’s President and Chief Executive Officer, the Chief Financial Officer and other senior officers (collectively, the “Named Executive Officers”).

Summary Compensation Table

Name and Principal Position	Year	Annual Compensation(1)		Long-Term Compensation						All Other Compensation ($)
		Salary ($)	Bonus ($)	Awards
				Shares Under Options (#)	Options exercisable/ not exercisable	% of Options granted	Exercise price ($/security)	Market value of securities underlying option on the date of grant ($/security)	Expiry Date (mm-dd-yyyy)

Jean-Guy Rivard Chairman of the Board (2) (3)	2006	173,288	Nil	100,000 100,000	20,000/80,000 20,000/80,000	15.8% 15.8%	$4.04 $2.83	$4.04 $2.83	08-03-2011 12-13-2011	4,571
Martin Rivard President and Chief Executive Officer	2006	175,006	37,500	50,000 50,000	10,000/40,000 10,000/40,000	8.0% 8.0%	$4.36 $2.83	$4.36 $2.83	01-30-2011 12-13-2011	7,002
Christian Pichette Vice President, Operations(4)	2006	215,015	33,500	50,000 50,000	10,000/40,000 10,000/40,000	8.0% 8.0%	$4.36 $2.83	$4.36 $2.83	01-30-2011 12-13-2011	9,022
Jean-Yves Laliberté Vice President, Finance(5)	2006	37,023	Nil	Nil	Nil	N/A	N/A	N/A	N/A	53,955 (6)
Nicole Veilleux Financial Director and CFO(7)	2006	87,959	9,000	15,000	3,000/12,000	2.4%	$4.04	$4.04	08-03-2011	2,722

1)    Does not include perquisites and other personal benefits, securities or property, the aggregate of which is no greater than $50,000 or 10% of the total of the annual salary and bonus of the Named Executive Officer for the financial year.

2)    Prior to December 2, 2002 and during the period from August 1st to September 30, 2005, Mr. Jean-Guy Rivard was also President and Chief Executive Officer of the Company.

3)    In addition to this amount, Mr. Rivard has received $120,016 in 2006 and $23,080 in 2005 in salary as President and Chief Executive Officer of Louvem Mines Inc., a subsidiary of the Company.

4)    Mr. Christian Pichette was appointed Vice President, Operations on September 12, 2005.

5)    Mr. Jean-Yves Laliberté was Vice President, Finance until February 28, 2006.

6)    Includes $34,917 as a severance payment following the resignation of Mr. Laliberté.

7)    Ms. Nicole Veilleux was appointed Financial Director and CFO on March 1st, 2006. Prior to this date, Ms. Veilleux was controller of Richmont Mines Inc.

The Company has an Employee and Director Stock Option Plan (the “Plan”), adopted April 18, 1995, amended May 22, 1997, April 23, 2002, May 15, 2002 and May 14, 2003 for the benefit of senior officers, employees and directors of the Company and its affiliates. Subject to the requirements of the Plan, the Board of Directors of the Company has the authority to select those directors and employees to whom stock options will be granted, the number of stock options to be granted to each director and employee and the price at which shares of common stock may be purchased. The exercise price for purchasing shares of common stock upon exercise of a stock option granted under the Plan will be determined by the Board of Directors at the time the stock option is granted but cannot be less than the closing price of the common stock on the Toronto Stock Exchange on the trading day preceding the date of grant. The stock options are not transferable. The aggregate number of shares of common stock at any time that will be available for issuance under the Plan or pursuant to other outstanding stock options to insiders will not be permitted to exceed 10% of the shares of common stock then outstanding and the aggregate number of shares of common stock at any time available for issuance under the Plan or pursuant to other outstanding stock options to any one person will not be permitted to exceed 5% of the shares of common stock then outstanding. Each stock option, unless sooner terminated pursuant to the provisions of the Plan, will expire on a date to be determined by the Board of Directors at the time the stock option is granted, which date will not be later than ten (10) years from the date the stock option is granted. The Plan does not provide for the Company to provide any financial assistance to optionees to enable them to exercise stock options granted thereunder. The Board of Directors may amend or terminate the Plan provided that amendments which materially increase benefits under the Plan, materially increase the number of shares of common stock which may be issued thereunder or materially modify the eligibility requirements therefor will require shareholder approval and any material amendment will require approval of the Toronto Stock Exchange.

The following table sets forth information concerning stock options granted during 2006 to the Company’s directors and executive officers.

Name and Principal Position	Shares under options granted during 2006 (#)	Options exercisable / not exercisable	Exercise price ($/security)	Expiration date*
Jean-Guy Rivard Chairman of the Board	200,000	40,000/160,000	$2.83-$4.04	12-13-2011
Martin Rivard President and CEO	100,000	20,000/80,000	$2.83-$4.36	12-13-2011
Christian Pichette Vice Président Operations	100,000	20,000/80,000	$2.83-$4.36	12-13-2011
Nicole Veilleux, Financial Director and CFO	30,000	6,000/24,000	$2.83-$4.36	08-03-2011

* Corresponds to the latest expiry date

The Company has directors’ and officers’ liability insurance for a maximum amount of $5,000,000 for which the Company pays an annual premium of $53,137. The insurance policy does not contain a deductible for the directors and officers but a deductible of $100,000 per event.

No director or executive officer of the Company is currently indebted to the Company or was indebted to the Company during the year ended December 31, 2006.

No funds were set aside or accrued by the Company during 2006 to provide pension, retirement or similar benefits.

Except for the Company’s Employee and Director Stock Option Plan, the Company has no bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to the Company’s directors or officers.

Stock options to purchase securities from Company can be granted to directors and employees of the Company on terms and conditions acceptable to the regulatory authorities in Canada, notably the Toronto Stock Exchange and the Ontario Securities Commission.

C.

Board Practices

The directors serve as directors of the Company from their election on the day of the Annual General Meeting of the Company, last held on May 17, 2006, until the next Annual General Meeting that will be held on May 18, 2007 or until a successor is duly elected.

Directors (1)

Name	Elected or Appointed
Jean-Guy Rivard (3)	February 1981
Martin Rivard	October 2005
Denis Arcand (2)	September 1995
Réjean Houle (2) (3)	January 1989
Raynald Vézina (2) (3)	October 2006
(1) All Directors are residents and citizens of Canada. (2) Member of the Audit Committee. (3) Member of the Compensation Committee.

There are no director’s service contracts with the Company or any of its subsidiaries providing for benefits upon termination of employment.

The Compensation Committee reviews annually the compensation paid to the directors by taking into account and comparing it with compensation paid to directors of comparable companies. At its last meeting held on December 14, 2006, the Compensation Committee decided to increase the directors’ compensation in 2007 to an annual fee of $5,000 and an attendance fee of $500 per meeting for the coming year. The Compensation Committee meets at least annually. In 2006 the Compensation Committee held one meeting.

The Compensation Committee takes into account senior management’s responsibilities and workload in setting each member’s compensation. The Committee favours competitive compensation in order to keep competent key employees.

The Audit Committee meets at least four times a year in order to review the Company’s financial position, meets with auditors and analyzes performance, existing and potential investments and the mining property portfolio. In 2006, the Audit Committee met 4 times. The Audit Committee Charter is annexed hereto as Exhibit 15.1.

D.

Employees

The number of employees of the Company as of December 31, 2006, 2005 and 2004, was 305, 257 and 180 respectively. The distribution of the employees was the following:

Category of Activity or Geographical Location	December 31,
	2006	2005	2004
Corporate Office	12	13	12
Exploration	2	1	2
Beaufor	104	119	123
Camflo	26	28	28
Newfoundland	-	4	6
East Amphi	26	37	9
Island Gold	135	55	0
Total	305	257	180

E.

Share Ownership

Set forth below is the amount of the Company’s common stock and options owned by the Company’s directors and executive officers as of May 7, 2007.

Shareholdings of Directors and Executive Officers

Title of class	Identity of Person or Group	Stock options currently Exercisable/ Unexercisable	Number of Shares of Common Stock Beneficially Owned	Percent of Class(1)
Common	Jean-Guy Rivard	690,000 / 160,000	1,220,800(2)	8.17%
Common	Denis Arcand	55,000 / 20,000	36,348	0.44%
Common	Réjean Houle	55,000 / 20,000	39,000	0.45%
Common	Raynald Vézina	10,000 / 40,000	-	0.20%
Common	Martin Rivard	180,000 / 120,000	14,000	1.24%
Common	Campbell Stuart	20,000 / 8,000	2,000	0.12%
Common	Christian Pichette	50,000 / 100,000	4,500	0.61%
Common	Nicole Veilleux	30,000 / 35,000	1,000	0.26%
	Total Officers/Directors	1,090,000 / 503,000	1,317,648	11.49%(3)

(1)

Based upon 24,241,253 shares outstanding at May 7, 2007.

(2)

1,000,000 are held indirectly through Les Entreprises Tremoy Ltee, a private company controlled by Mr. Rivard and 220,800 are directly held.

(3)

Includes 1,090,000 stock options exercisable within 60 days of May 7, 2007 held by all directors and officers as a group.

Information regarding the outstanding stock options held by directors and executive officers of the Company as of May 7, 2007, is set forth below.

Stock Options Outstanding

Name	Number of shares of common stock options	CAN$ Exercise price	Expiration date
Jean-Guy Rivard	200,000	4.72	12-01-2007
Jean-Guy Rivard	150,000	6.60	01-14-2009
Jean-Guy Rivard	100,000	5.30	29-06-2010
Jean-Guy Rivard	200,000	5.30	07-07-2010
Jean-Guy Rivard	100,000	4.04	08-03-2011
Jean-Guy Rivard	100,000	2.83	12-13-2011
Raynald Vézina	50,000	2.95	10-30-2011
Réjean Houle	50,000	5.30	29-06-2010
Réjean Houle	25,000	2.74	01-07-2012
Denis Arcand	50,000	5.30	29-06-2010
Denis Arcand	25,000	2.74	01-07-2012
Martin Rivard	50,000	4.25	07-07-2007
Martin Rivard	100,000	4.72	12-01-2007
Martin Rivard	50,000	5.30	07-07-2010
Martin Rivard	50,000	4.36	30-01-2011
Martin Rivard	50,000	2.83	12-13-2011
Christian Pichette	50,000	4.97	05-10-2010
Christian Pichette	50,000	4.36	30-01-2011
Christian Pichette	50,000	2.83	12-13-2011
Nicole Veilleux	25,000	5.16	25-08-2008
Nicole Veilleux	10,000	5.30	07-07-2010
Nicole Veilleux	15,000	4.04	08-03-2011
Nicole Veilleux	15,000	2.74	01-07-2012
Campbell Stuart	20,000	5.50	12-19-2007
Campbell Stuart	8,000	2.74	01-07-2012
Total	1,593,000

ITEM 7.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.

Major Shareholders

Except for Jean-Guy Rivard, as disclosed in item 6.E “Directors, Senior Management and Employees – Share Ownership” above, the Company does not know of any person who owns, beneficially, directly or indirectly, more than 5% of any class of the Company’s voting securities.

There has been no significant change in the percentage ownership of company common stock held by Jean-Guy Rivard during the past three years.

Mr. Rivard does not have different voting rights from the Company’s other shareholders.

On December 31, 2006, the shareholders’ list for the Company’s common stock showed 270 registered shareholders and 24,180,353 shares outstanding. A total of 123 (45.56%) of these shareholders were US residents, owning 3,061,457 shares representing approximately 12.7% of the issued and outstanding shares of common stock.

The Company is not directly or indirectly owned or controlled by another corporation or by any foreign government or by any other national or legal person, severally or jointly.

The Company has no knowledge of any arrangement that may, at a subsequent date, result in a change of control of the Company.

B.

Related Party Transactions

During the period since the beginning of the Company’s preceding financial years up to the date of this Annual Report, there have been no transactions or loans between the Company and (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, the Company; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of the Company that gives them significant influence over the Company, and close members of any such individual’s family; (d) key management personnel, that is, those persons having authority and responsibility for planning, directing and controlling the activities of the Company, including directors and senior management and close members of such individuals’ families; and (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence.

C.

Interests of Experts and Counsel

Not applicable.

ITEM 8.

FINANCIAL INFORMATION

A.

Consolidated Statements and Other Financial Information

The following consolidated financial statements of the Company are attached to this Annual Report:

Report of the Independent Registered Public Accounting Firm dated February 2, 2007

Consolidated Balance Sheets at December 31, 2006 and December 31, 2005

Consolidated Statements of Earnings (Deficit) for the Years ended December 31, 2006, December 31, 2005 and December 31, 2004

Consolidated Statements of Retained Earnings for the Years ended December 31, 2006, December 31, 2005 and December 31, 2004

Consolidated Statements of Cash Flow for the Years ended December 31, 2006, December 31, 2005 and December 31, 2004

Notes to consolidated financial statements

Reference is made to Items 10 A. 2. and 17 for further details relating to the consolidated financial statements of the Company included in this Report.

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

The Company knows of no active, pending or overtly threatened legal or arbitration proceeding to which the Company is a party or to which any of its properties is subject which may have, or has had in the recent past, a significant effect on the Company’s financial position or profitability.

B.

Significant Changes

No significant change has occurred since December 31, 2006 in the Company’s financial condition or results of operations.

ITEM 9.

THE OFFER AND LISTING

The Company’s common stock is traded on the Toronto Stock Exchange under the symbol “RIC” and on the American Stock Exchange also under the symbol “RIC”.

Toronto Stock Exchange

Set forth below are the high and low sell prices on the Toronto Stock Exchange for actual trades of shares of the Company’s common stock for the periods indicated.

Last Five Full Years

Toronto Stock Exchange

Common Stock Trading Activity

	- Price - Canadian Dollars
Year Ended	High	Low
December 31, 2002	$6.74	$1.75
December 31, 2003	$6.90	$3.80
December 31, 2004	$6.90	$4.00
December 31, 2005	$5.85	$3.82
December 31, 2006	$5.40	$2.40

Last Two Full Years

Toronto Stock Exchange

Common Stock Trading Activity

	- Price - Canadian Dollars
Quarter Ended	High	Low
March 31, 2005	$5.35	$4.00
June 30, 2005	$5.85	$4.00
September 30, 2005	$5.35	$4.62
December 31, 2005	$5.24	$3.82
March 31, 2006	$4.65	$3.75
June 30, 2006	$5.40	$3.78
September 30, 2006	$4.30	$2.63
December 31, 2006	$3.52	$2.40

Last Six Months

Toronto Stock Exchange

Common Stock Trading Activity

	- Price - Canadian Dollars
Month Ended	High	Low
October 31, 2006	$2.18	$2.75
November 30, 2006	$3.10	$2.55
December 31, 2006	$2.30	$2.36
January 31, 2007	$2.98	$2.60
February 28, 2007	$3.30	$2.70
March 31, 2007	$3.05	$2.56
April 30, 2007	$4.00	$2.84

On May 7, 2007, the closing price for the Company’s common stock on the Toronto Stock Exchange was CAN$3.17.

American Stock Exchange

The Company’s common stock was listed for trading on the American Stock Exchange effective on March 6, 1997. Set forth below are the high and low sell prices on the American Stock Exchange for actual trades of shares of the Company’s Common Stock for the periods indicated.

Last Five Full Years

American Stock Exchange

Common Stock Trading Activity

	- Price - US Dollars
Year Ended	High	Low
December 31, 2002	$4.40	$1.05
December 31, 2003	$5.29	$2.78
December 31, 2004	$5.39	$3.00
December 31, 2005	$4.73	$3.20
December 31, 2006	$4.75	$2.18

Last Two Full Years

American Stock Exchange

Common Stock Trading Activity

	- Price - US Dollars
Quarter Ended	High	Low
March 31, 2005	$4.50	$3.29
June 30, 2005	$4.73	$3.20
September 30, 2005	$4.60	$3.86
December 31, 2005	$4.50	$3.23
March 31, 2006	$4.00	$3.21
June 30, 2006	$4.75	$3.36
September 30, 2006	$3.87	$2.36
December 31, 2006	$3.10	$2.18

Last Six Months

American Stock Exchange

Common Stock Trading Activity

	- Price - US Dollars
Month Ended	High	Low
November 30, 2006	$3.10	$2.55
December 31, 2006	$2.71	$2.30
January 31, 2007	$2.52	$2.25
February 28, 2007	$2.82	$2.36
March 31, 2007	$2.62	$2.19
April 30, 2007	$3.44	$2.49

On May 7, 2007, the closing price for the Company’s common stock on the American Stock Exchange was US$2.87.

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

Directors

A director who is a party to a contract or proposed contract with the Company or who is a director or officer of a company which is a party to a contract or proposed contract with the Company must disclose such interest in writing to the Company and ask that the nature and extent of his interest be recorded in the minutes of the Board of Director’s meetings.

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

The directors of the Company may:

(a)

borrow funds on the Company’s credit for the amounts and on conditions that are deemed suitable;

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

There is no age limitation, or minimum share ownership requirement, for the Company’s directors. Directors are elected for one year terms.

Capital Stock

There is only one authorized class of capital stock of the Company: common stock. All issued and outstanding common shares are fully paid and non-assessable. Each holder of record of common shares is entitled to one vote for each common share so held on all matters requiring a vote of shareholders, including the election of directors. The holders of common shares will be entitled to dividends on a pro-rata basis, if and when as declared by the board of directors. There are no preferences, conversion rights, pre-emptive rights, subscription rights, or restrictions or transfers attached to the common shares. In the event of liquidation, dissolution, or winding up of the Company, the holders of common shares are entitled to participate in the assets of the Company available for distribution after satisfaction of the claims of creditors. There are no redemption or sinking fund provisions applicable to the common shares or any liability to further capital calls by the Company.

Under Quebec law (i) the Articles of Incorporation of the Company may be amended by the affirmative vote of the holders of two thirds (2/3) of the vote cast by the shareholders at a special meeting and (ii) the Bylaws of the Company may be amended by the Company’s directors and ratified by the majority of the vote cast by the shareholders at the meeting.

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

Quorum at any shareholders’ meeting is two (2) shareholders attending in person and holding or representing by proxies at least ten per cent (10%) of the voting shares issued by the Company and carrying the right to vote at the meeting. Two shareholders attending in person and entitled to vote will constitute the quorum at any meeting of shareholders for the choice of the Chairman and adjournment of the meeting.

No business may be transacted unless the required quorum has been achieved.

There is no limitation imposed by the laws of Canada or by the charter or other constituent documents of the Company on the right of a non-resident to hold or vote the common shares, other than as provided in the Investment Canada Act, (the “Investment Act”) discussed below under item 10.D. “Additional Information - Exchange Controls.”

C.

Material Contracts

Patricia Mining Purchase Agreement

On August 28, 2003, Richmont Mines entered into the Option/Joint Venture Agreement for the Island Gold project between Patricia Mining Corp. and Richmont Mines Inc., whereby the Company agreed to invest $1.0 million, by way of a private placement, to purchase from Patricia Mining Corp. 1,400,000 flow-through shares and 600,000 common shares. Upon this investment, Richmont Mines was granted an option to acquire a 55% undivided interest in Patricia Mining’s Island Gold property.

Richmont Mines’ investment in Patricia Mining was used to partly finance a $2.5 million exploration program on the Island Gold project located in Ontario. Following this exploration program and its significant results, Richmont Mines exercised its option and decided to advance the project towards commercial production by funding development work up to a maximum of $10.0 million within 24 months in order to acquire a 55% managing interest in the joint venture. Richmont Mines has held a 55% interest in this property since the fourth quarter of 2005. The money advanced to Patricia Mining Corp. bears interest at the Canadian prime rate plus 3%. As at December 31, 2006, the Company had advanced $4,500,000 to Patricia Mining Corp.

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

Nugget Pond sale agreement

On November 3, 2005, Richmont Mines signed a 12-month option agreement with New Island Resources Inc. to sell the Nugget Pond property and gold mill on the Baie Verte Peninsula in Newfoundland for a total amount of $2,500,000 and expending not less than $1,000,000 on mineral exploration. This property was sold in October 2006 for a total cash consideration of $2,500,000 and 1,000,000 shares of New Island Resources valued at $300,000 at the time of the transaction.

D.

Exchange Controls

There are no governmental laws, decrees, regulations or other legislation in Canada that may affect the export or import of capital, or the remittance of interest, dividends or other payments to non-residents holders of the Company’s common shares, except that any remittance of dividends to United States residents are subject to a 15% withholding tax (5% if the shareholder is a corporation owning at least 10% of the common shares of the Company) pursuant to Article X of the reciprocal income treaty between Canada and the United States.

Except as provided in the Investment Canada Act, there are no limitations under the laws of Canada, the Province of Quebec or in the Articles of Incorporation of the Company on the right of foreigners to hold or vote the common shares of the Company.

The Investment Canada Act (the "ICA"), which became effective on June 30, 1985, regulates the acquisition by non-Canadians of control of a Canadian business enterprise. In effect, the ICA required review by Investment Canada, the agency which administers the ICA, and approval by the Canadian government in the case of an acquisition of control of a Canadian business by a non-Canadian where: (i) in the case of a direct acquisition (for example, through a share purchase or asset purchase), the assets of the Canadian business are $5 million or more in value; or (ii) in the case of an indirect acquisition (for example, the acquisition of the foreign parent of the Canadian business) where the Canadian business has assets of $50 million or more in value or if the Canadian business represents more than 50% of the assets of the original group and the Canadian business has assets of $5 million or more in value. Review and approval are also required to the acquisition or establishment of a new business in areas concerning "Canada’s cultural heritage or national identity" such as book publishing, film production and distribution, television and radio, production and distribution of music, and the oil and natural gas industry, regardless of the size of the investment.

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

E.

Taxation

The following summary of the material Canadian federal income tax considerations generally applicable in respect of the common stock reflects the Company’s opinion. The tax consequences to any particular holder of common stock will vary according to the status of that holder as an individual, trust, corporation or member of a partnership, the jurisdiction in which that holder is subject to taxation, the place where that holder is resident and, generally, according to that holder’s particular circumstances. This summary is applicable only to holders who are resident in the United States, have never been resident in Canada, deal at arm’s length with the Company, hold their common stock as capital property and who will not use or hold the common stock in carrying on business in Canada. Special rules, which are not discussed in this summary, may apply to a United States holder that is an issuer that carries on business in Canada and elsewhere.

This summary is not exhaustive of all possible income tax consequences. It is not intended as legal or tax advice to any particular holder of common stock and should not be so construed. Each holder should consult his own tax advisor with respect to the income tax consequences applicable to him in his own particular circumstances.

Disposition of Common Stock

If a non-resident were to dispose of common stock of the Company to another Canadian corporation which deals or is deemed to deal on a non-arm’s length basis with the non-resident and which, immediately after the disposition, is connected with the Company (i.e., the non-resident and any person with whom the non-resident does not deal at arm’s length holds directly or indirectly shares representing more than 10% of the voting power and more than 10% of the market value of all issued and outstanding shares of the Company), the amount by which the fair market value of any consideration (other than any shares of the purchaser corporation) exceeds the paid-up capital of the common stock sold will be deemed to be taxable as a dividend paid by the purchasing corporation, either immediately or eventually by means of a deduction in computing the paid-up capital of the purchasing corporation, and subject to withholding taxes as described below.

Under the Income Tax Act (Canada), a gain from the sale of common stock of the Company by a non-resident will not be subject to Canadian tax since the common stock of the Company is listed on a prescribed stock exchange, provided the shareholder (and persons who do not deal at arm’s length with the shareholder) have not held a "substantial interest" in the Company (25% or more of the shares of any class of the Company’s stock) at any time in the five years preceding the disposition. Generally, the Canada-United States Income Tax Convention (1980) (the "Treaty") will exempt from Canadian taxation any capital gain realized by a resident of the United States, provided that the value of the common stock is not derived principally from real property situated in Canada.

Dividend

In the case of any dividends paid to non-residents, the Canadian tax is withheld by the Company, which remits only the net amount to the shareholder. By virtue of Article X of the Treaty, the rate of tax on dividends paid to residents of the United States is generally limited to 15% of the gross dividend (or 5%, in the case of certain corporate shareholders owning at least 10% of the Company’s voting shares). In the absence of treaty provisions, the rate of Canadian withholding tax imposed on non-residents is 25% of the gross dividend. Stock dividends received by non-residents from the Company are taxable by Canada as ordinary dividends.

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

Capital Gains

A non-resident of Canada is not subject to tax under the Income Tax Act (Canada) in respect of a capital gain realized upon the disposition of a share of a capital gain realized upon the disposition of a share of a class that is listed on a prescribed stock exchange unless the share represents "taxable Canadian property" to other holder thereof. A common share of the Company will be taxable Canadian property to a non-resident holder if, at any time during the period of five years immediately preceding the disposition, the non-resident holder, persons with whom the non-resident holder did not deal at arm’s length, or the non-resident holder and persons with he/she did not deal at arm’s length owned 25% or more of the issued shares of any class or series of the Company. In the case of a non-resident holder to whom shares of the Company represent taxable Canadian property and who is resident in the United States, American tax will be payable on a capital gain realized on such shares by reason of the Treaty unless the value of such shares is derived principally from real property situated in Canada or the non-resident holder previously held the shares while resident in Canada. However, in such a case, certain transitional relief under the Treaty may be available.

Certain United States Federal Income Tax Consequences

The following is a summary of the material US federal income tax consequences of the acquisition, ownership and disposition of common shares of the Company by a US Holder (as defined below) that holds the common shares as a capital asset. The discussion does not cover all aspects of US federal income taxation that may be relevant to, or the actual tax effect that any of the matters described herein will have on, the acquisition, ownership or disposition of common shares of the Company by particular shareholders, and does not address state, local, foreign or other tax laws. In particular, this summary does not address tax considerations applicable to persons that own (directly or indirectly) 10 percent or more of the Company’s voting shares, nor does this summary discuss all of the tax considerations that may be relevant to certain types of persons subject to special treatment under the US federal income tax laws (such as financial institutions, insurance companies, persons liable for the alternative minimum tax, individual retirement accounts and other tax-deferred accounts, tax-exempt organisations, dealers in securities or currencies, persons that hold the common shares as part of straddles, hedging transactions or conversion transactions for US federal income tax purposes or persons whose functional currency is not the US dollar).

As used herein, the term "US Holder" means a beneficial owner of the Company’s common shares that is (i) a citizen or resident of the United States for US federal income tax purposes, (ii) a corporation, or other entity treated as a corporation, created or organised under the laws of the United States or any State thereof, (iii) an estate the income of which is subject to US federal income tax without regard to its source or (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more US persons have the authority to control all substantial decisions of the trust.

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

Distributions on Common Shares of the Company

General. US Holders receiving dividend distributions (including constructive dividends) with respect to common shares of the Company are required to include in gross income for US Federal income tax purposes the gross amount of such distributions to the extent that the Company has current or accumulated earnings and profits (as determined for US federal income tax purposes), without reduction for any Canadian income tax withheld from such distributions. Such income will be foreign source dividend income and generally will not be eligible for the dividends received deduction allowed to corporations. Canadian tax withheld from such distributions may be credited, subject to certain limitations, against the US Holder’s US Federal income tax liability or, alternatively, may be deducted in computing the US Holder’s US Federal taxable income by those who itemize deductions. (See more detailed discussion in the section captioned "Foreign Tax Credit" below). To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a return of capital up to the US Holder’s adjusted basis in the common shares, and then as capital gain. Preferential tax rates for long-term capital gains are applicable to a US Holder that is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a US Holder that is a corporation. The Company does not maintain calculations of its earnings and profits in accordance with US Federal income tax accounting principles.

Under Section 1(h)(11) of the Code dividends paid by foreign qualified corporations to non-corporate taxpayers will be taxed at the same rate as capital gains, rather than at the higher ordinary income tax rate. A foreign corporation such as the Company is a qualified corporation (i) if the corporation is eligible for the benefits of a comprehensive income tax treaty with the US which the US Internal Revenue Service ("IRS") determines is satisfactory and which contains an exchange of information provision, or (ii) to the extent that the dividends are paid with respect to stock that is readily tradable on an established securities market in the United States. The IRS has ruled that the Treaty is a satisfactory treaty for this purpose. Accordingly, dividends paid with respect to shares of the Company should be eligible for the reduced tax rate. Eligibility for the reduced tax rate is dependent on satisfying a holding period and certain other limitations. The reduced tax rate also cannot be claimed with respect to dividends that are included as investment income for purposes of the limitation on the deduction of investment interest.

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

US Holders that are accrual basis taxpayers must translate Canadian taxes into US dollars at a rate equal to the average exchange rate for the taxable year in which the taxes accrue, while all US Holders must translate taxable dividend income into US dollars at the spot rate on the date received. This difference in exchange rates may reduce the US dollar value of the credits for Canadian taxes relative to the US Holder’s US federal income tax liability attributable to a dividend.

Foreign Tax Credit

Subject to certain limitations, a US Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of common shares of the Company may be entitled, at the option of the US Holder, to either a deduction or a tax credit for such foreign tax paid or withheld. US Holders that are eligible for benefits under the Treaty will not be entitled to a foreign tax credit for the amount of Canadian taxes withheld in excess of the 15 % maximum rate available under the Treaty, and with respect to which the US Holder can obtain a refund from the Canadian taxing authorities. There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the US Holder’s US Federal income tax liability that the US Holder’s foreign source income bears to his/her or its worldwide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Under the Code, taxpayers also must account for the rate differential on dividend income (i.e., the difference between the highest applicable tax rate and the highest dividend tax rate) in applying these limitations. Complex rules govern this classification process. There are further limitations on the foreign tax credit for certain types of income such as "passive income", "high withholding tax interest", "financial services income", "shipping income", and certain other classifications of income. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific and holders and prospective holders of common shares of the Company should consult their own tax advisors regarding their individual circumstances.

Disposition of Common Shares of the Company

A US Holder will recognize gain or loss from the sale of common shares of the Company equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder’s tax basis in the common shares of the Company. This gain or loss will be capital gain or loss if the common shares are a capital asset in the hands of the US Holder, which will be a short-term or long-term capital gain or loss depending upon the holding period of the US Holder. Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year. Deductions for net capital losses are subject to significant limitations. For US Holders that are individuals, net capital loss may be offset against up to $3,000 of ordinary income each tax year, and any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For US Holders that are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until the earlier of five years or the exhaustion of the net capital loss.

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

F.

Dividends and Paying Agents

Not applicable.

G.

Statement by Experts

Not applicable.

H.

Documents on Display

Subject to confidentiality concerns, all documents concerning the Company that are referred to in this Report may be inspected by shareholders upon reasonable advance notice, at the Company’s headquarters at 110, Avenue Principale, Rouyn-Noranda, Quebec J9X 4P2. A summary in English of any such document not in English will be provided.

I.

Subsidiary Information

Not applicable.

ITEM 11.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Commodity Price Risk Disclosure

See Item 4.B "Information on the Company - Gold Marketing and Sales" above.

At current 2007 estimates of production of 52,500 ounces of gold and at an estimated average gold price of US$625, including management’s estimates of the Company’s operating expenses, a US$62.50 change in the market price of gold would result in an increase or decrease of approximately CAN$3,900,000 in annual net income and in annual cash flows.

Foreign Currency Risk Disclosure

The Company’s revenues are mainly denominated in US dollars, while investments and operating costs, primarily accrue in Canadian dollars. The Company’s cash flow and results of operations will therefore be affected by fluctuations in the US/CAN dollar exchange rate.

At current 2007 estimates of production of 52,500 ounces of gold and at an estimated average gold price of US$625 excluding management’s estimates of the Company’s operating expenses, a $0.10 change in the CAN dollar exchange rate would result in an increase or decrease of approximately CAN$3,300,000 in annual net income and in annual cash flow.

To reduce the effects of fluctuations in US/CAN dollar exchange rates, the Company may use financial instruments to hedge currency exposures in the ordinary course of business. The Company has not entered into such agreements over the last three (3) years.

The Company does not require or place collateral for its foreign currency and gold hedging derivatives. However, the Company seeks to minimize its credit risk by dealing with only major international banks and financial institutions.

Interest Rate Risk Disclosure

At December 31, 2006, the Company had no outstanding long-term debt. Therefore, the Company does not believe it is exposed to significant interest rate risk.

ITEM 12.

DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.

DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

There have been no defaults, dividend arrearages or delinquencies.

ITEM 14.

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

There have been no material modifications to the rights of security holders.

ITEM 15.

CONTROLS AND PROCEDURES

a)

Disclosure Controls and Procedures. Based on their evaluation of the Company’s disclosure controls and procedures as of the end of the period covered by this Annual Report, and pursuant to Rule 13a-15 or Rule 15d-15 of the Securities Exchange Act of 1934, Martin Rivard, President and Chief Executive Officer and Nicole Veilleux, Financial Director and Chief Financial Officer, have concluded that the Company’s disclosure controls and procedures (as defined in Rule 13a-15(e) or Rule 15d-15(e)) are designed to ensure that information required to be disclosed by the Company in the reports that it files under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and are operating in an effective manner.

b)

Management’s Annual Report on Internal Control Over Financial Reporting. Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) or 15d-15(f) under the Exchange Act. Our internal control system was designed to provide reasonable assurance to our management and board of directors regarding the reliability of financial reporting and the preparation of published financial statements in accordance with generally accepted accounting principles. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements and can provide only reasonable assurance with respect to financial statement preparation and presentation.

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2006. In making this assessment, management used the criteria for effective internal control over financial reporting set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in Internal Control-Integrated Framework. Based on this assessment, management has concluded that, as of December 31, 2006, our internal control over financial reporting was effective based on those criteria.

This annual report does not include an attestation report of the Company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management's report in this annual report.

c)

Changes in Internal Control Over Financial Reporting. The management of the Company reviewed and made the following changes, during the fourth quarter ended December 31, 2006, to its process related to the preparation of financial information under US GAAP which now includes the preparation, review and update of a US GAAP checklist and consultation with industry experts. During the second quarter ended June 30, 2006, management has strenghthened its review process of the information related to its mining and income tax provision. This process, from then on includes a more detailed review by industry experts and tax consultants of all documentation in support of the mining and income tax provision.

ITEM 16.A.

  AUDIT COMMITTEE FINANCIAL EXPERT

The Company’s board of directors has determined that Raynald Vézina serves as "audit committee financial expert" on its audit committee and that he is also an "independent" director as defined under the listing standards of the American Stock Exchange.

ITEM 16.B.

CODE OF ETHICS

The Company has adopted a Code of Ethics that applies to the Company’s principal executive officer, principal financial officer and principal accounting officer or controller. This Code of Ethics is included as Exhibit 14.1 to this Annual Report on Form 20-F. The Company will provide to any person, without charge a copy of the Company’s Code of Ethics, upon a request in writing made to Richmont Mines, Inc., 110, Avenue Principale, Rouyn-Noranda, Quebec, JPX 4P2, Canada, Attention: Corporation Secretary.

ITEM 16.C.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Committee’s Pre-Approval Policies and Procedures

Starting with the year 2004, the Company’s audit committee provided to the external auditor of the Company a list of services preapproved. If officers of Richmont Mines ask for other services, the external auditor must have the approval of the audit committee president before accepting the mandate, which must also be formally approved by the audit committee at the next audit committee meeting. The list of services provided to the external auditor will be revised every year by the audit committee and can be modified by the audit committee at any time by sending a written notice to the external auditor.

The following tables show the total fees billed for each of the two past fiscal years by the Company’s external auditor and the percentage of such fees for services approved by the audit committee or the audit committee president.

Audit Fees

The aggregate fees billed by the external auditors for audit services for each of the last two financial years are the following:

	2006	2005
Audit services*	$154,500	$132,000

Audit Related Fees

The aggregate fees billed for each of the last two financial years for certification services and related services provided by the external auditors which are reasonably related to the performance of the audit or review of the Company’s financial statements are described in the following table:

Nature of services*	2006	2005
Traveling expenses	$13,566	$10,808
Special work	**$136,658	$51,978

* 100% of the above fees have been approved by the Audit Committee for each year.

** Includes $116,658 related to the financing by short-form prospectus completed in May 2006.

Tax Fees

The aggregate fees billed for each of the last two financial years for the professional services provided by the external auditors with regards to tax compliance, tax advice and tax planning are described in the following table:

Nature of services*	2006	2005
Review quarterly tax provision	$9,640	$12,800
Planning and tax advices	$5,300	$19,270

* 100% of the above fees have been approved by the Audit Committee for each year.

All Other Fees

The aggregate fees billed for each of the last two financial years for the products and services provided by the external auditors, other than the services previously stated, are described in the following table:

Nature of services*	2006	2005
Other consultations	$4,500	$11,550
Other expenses	$15,395	$13,012

* 100% of the above fees have been approved by the Audit Committee for each year.

ITEM 16.D.

EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

The Company did not rely on any exemption from the listing standards for audit committees.

ITEM 16.E.

PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet be Purchased Under the Plans or Programs

January 1-31, 2006	-	-	-	-
February 1-28, 2006	-	-	-	-
March 1-31, 2006	-	-	-	-
April 1-30, 2006	-	-	-	-
May 1-31, 2006	-	-	-	-
June 1-30, 2006	-	-	-	-
July 1-9, 2006	-	-	-	-
July 10-31, 2006	-	-	-	-
August 1-31, 2006	-	-	-	-
September 1-30, 2006	-	-	-	-
October 1-31, 2006	-	-	-	-
November 1-30, 2006	37,500	$2.54	37,500	1,162,500
December 1-31, 2006	20,000	$2.54	20,000	1,142,500

Only one Richmont Mines share repurchase programs was in effect in 2006. On November 3, 2006, Richmont Mines publicly announced a Normal Course Issuer bid commencing November 3, 2006 and expiring November 2, 2007 for up to 1,200,000 shares of its common stock.

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

Audited Consolidated Financial Statements

Independent Registered Public Accounting Firm’s Report dated February 2, 2007.

Consolidated Balance Sheets at December 31, 2006 and December 31, 2005

Consolidated Statements of Earnings for the Years ended December 31, 2006, December 31, 2005 and December 31, 2004

Consolidated Statements of Retained Earnings (Deficit) for the Years ended December 31, 2006, December 31, 2005 and December 31, 2004

Consolidated Statements of Cash Flow for the Years ended December 31, 2006, December 31, 2005 and December 31, 2004

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

† Filed herewith.

(1)

Incorporated by reference to Exhibit No. 1 to the Company’s Registration Statement on Form 20-F dated September 25, 1996 filed with the Securities and Exchange Commission.

(2)

Incorporated by reference to the identically numbered exhibit to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2003 filed with the Securities and Exchange Commission on June 29, 2004.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

RICHMONT MINES INC.
Registrant

Dated: May 9, 2007
By:	(/s/) Nicole Veilleux
Nicole Veilleux
Financial Director and Chief Financial Officer

Consolidated Financial Statements of

RICHMONT MINES INC.

Years ended December 31, 2006, 2005 and 2004

REPORT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have audited the consolidated balance sheets of Richmont Mines Inc. and its subsidiaries as at December 31, 2006 and 2005 and the consolidated statements of earnings, retained earnings (deficit) and cash flow for each of the years in the three-year period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company and its subsidiaries as at December 31, 2006 and 2005 and the results of their operations and their cash flow for each of the years in the three-year period ended December 31, 2006 in conformity with Canadian generally accepted accounting principles.

Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 19 to the financial statements.

/s/ KPMG LLP

Chartered Accountants

Montreal, Canada

February 2, 2007

RICHMONT MINES INC.

Consolidated Financial Statements

Years ended December 31, 2006, 2005 and 2004

RICHMONT MINES INC.
CONSOLIDATED STATEMENTS OF EARNINGS
Year ended December 31 (in Canadian dollars)

	2006	2005	2004
	$	$	$

REVENUES
Precious metals	30,539,489	19,845,054	36,981,017
Gain on disposal of mining assets (note 2)	3,660,199	384,145	-
Other (note 2)	1,924,863	1,415,834	2,660,390

	36,124,551	21,645,033	39,641,407

EXPENSES
Operating costs	27,169,171	16,521,478	26,094,650
Royalties	189,084	231,381	430,325
Custom milling	590,578	722,285	973,056
Administration	2,957,343	3,923,063	3,036,622
Exploration and project evaluation (note 3)	2,079,519	2,375,274	3,475,339
Accretion expense - asset retirement obligations (note 4)	214,242	167,245	159,726
Depreciation and depletion	3,146,478	1,617,356	3,548,287
Write-down of mining assets (note 5)	-	26,040,953	-

	36,346,415	51,599,035	37,718,005

EARNINGS (LOSS) BEFORE OTHER ITEMS	(221,864)	(29,954,002)	1,923,402

MINING AND INCOME TAXES (note 6)	(2,685,682)	(2,479,820)	631,437

	2,463,818	(27,474,182)	1,291,965

MINORITY INTEREST	(729,744)	5,828	559,869

NET EARNINGS (LOSS)	3,193,562	(27,480,010)	732,096

NET EARNINGS (LOSS) PER SHARE (note 7)
Basic	0.14	(1.54)	0.05
Diluted	0.14	(1.54)	0.04

WEIGHTED AVERAGE NUMBER OF
COMMON SHARES OUTSTANDING	22,903,984	17,837,886	16,126,784

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS (DEFICIT)
Year ended December 31
(in Canadian dollars)

	2006	2005	2004
	$	$	$

BALANCE, BEGINNING OF YEAR	(14,409,767)	13,280,549	13,252,364

Net earnings (loss)	3,193,562	(27,480,010)	732,096

Redemption of shares (note 12)	(24,875)	(210,306)	(703,911)

BALANCE, END OF YEAR	(11,241,080)	(14,409,767)	13,280,549

See accompanying notes to consolidated financial statements.

RICHMONT MINES INC.
CONSOLIDATED BALANCE SHEETS
December 31 (in Canadian dollars)

	2006	2005
	$	$

ASSETS

CURRENT ASSETS
Cash and cash equivalents	16,125,624	14,678,478
Short-term investments (note 8)	756,564	812,678
Accounts receivable (note 10)	2,598,791	2,783,351
Mining and income taxes receivable	2,192,543	5,441,853
Inventories (note 9)	5,393,024	3,368,115

	27,066,546	27,084,475

ADVANCE TO A MINORITY PARTNER (note 10)	3,375,000	-

PROPERTY, PLANT AND EQUIPMENT (note 11)	48,001,460	25,851,117

FUTURE MINING AND INCOME TAXES (note 6)	55,114	1,290,905

	78,498,120	54,226,497
LIABILITIES

CURRENT LIABILITIES
Accounts payable and accrued charges	5,853,099	5,187,224
Mining and income taxes payable	42,642	20,000

	5,895,741	5,207,224

ASSET RETIREMENT OBLIGATIONS (note 4)	3,332,712	3,788,912

MINORITY INTERESTS	12,744,782	3,195,602

FUTURE MINING AND INCOME TAXES (note 6)	1,834,617	1,571,257

	23,807,852	13,762,995
SHAREHOLDERS’ EQUITY

Capital stock (note 12)	61,340,630	50,600,371
Contributed surplus (note 13)	4,590,718	4,272,898
Deficit	(11,241,080)	(14,409,767)

	54,690,268	40,463,502

	78,498,120	54,226,497

Commitments (note 15)
Contingency (note 16)

See accompanying notes to consolidated financial statements.

On behalf of the Board:

_______________	_______________
Jean-Guy Rivard	Réjean Houle
Chairman	Director

RICHMONT MINES INC.
CONSOLIDATED STATEMENTS OF CASH FLOW
Years ended December 31 (in Canadian dollars)
	2006	2005	2004
	$	$	$

CASH FLOW FROM (USED IN) OPERATIONS
Net earnings (loss)	3,193,562	(27,480,010)	732,096
Adjustments for:
Depreciation and depletion	3,146,478	1,617,356	3,548,287
Stock-based compensation	393,267	1,349,711	902,370
Accretion expense - asset retirement obligations	214,242	167,245	159,726
Gain on disposal of mining assets	(3,270,184)	(292,000)	-
Write-down of mining assets	-	26,040,953	-
Minority interests	(729,744)	5,828	559,869
Future mining and income taxes	(1,800,849)	479,776	62,967

	1,146,772	1,888,859	5,965,315

Net change in non-cash working capital items
and payment of asset retirement obligations (note 14)	1,282,625	(5,885,077)	149,053

	2,429,397	(3,996,218)	6,114,368

CASH FLOW USED IN INVESTMENTS
Security deposits	-	-	1,286,061
Decrease in an advance to a minority partner	1,300,000	-	-
Redemption of shares held by minority interests	(12,600)	(60,755)	(142,586)
Property, plant and equipment - Beaufor Mine	(1,706,421)	(2,770,812)	(1,478,118)
Property, plant and equipment - East Amphi Mine	(822,245)	(13,586,302)	(9,320,797)
Development project - Island Gold	(21,934,103)	(11,532,884)	-
Disposal of mining assets	2,684,914	292,000	-
Other property, plant and equipment	(597,233)	(426,719)	(642,216)

	(21,087,688)	(28,085,472)	(10,297,656)

CASH FLOW FROM FINANCING ACTIVITIES
Issue of common shares	15,524,130	23,695,245	1,486,407
Redemption of common shares	(170,925)	(345,630)	(1,088,001)
Common share issue costs	(1,413,268)	(1,859,348)	(29,096)
Contribution from a minority partner	6,165,500	-	-

	20,105,437	21,490,267	369,310

Net increase (decrease) in cash and cash equivalents	1,447,146	(10,591,423)	(3,813,978)

Cash and cash equivalents, beginning of year	14,678,478	25,269,901	29,083,879

Cash and cash equivalents, end of year	16,125,624	14,678,478	25,269,901

See accompanying notes to consolidated financial statements.

RICHMONT MINES INC.
 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2006, 2005 and 2004
(in Canadian dollars)

Richmont Mines Inc. (the "Company"), incorporated under Part 1A of the Quebec Companies Act, is engaged in mining, exploration and development of mining properties, principally gold.

1.

Significant accounting policies

The consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles. As described in note 19, these principles differ in certain material respects from the principles that the Company would have followed had its consolidated financial statements been prepared in accordance with generally accepted accounting principles in the United States, after taking into account the restatement for the capitalization of exploration and development costs for the years ended December 31, 2005 and 2004. The significant accounting policies followed by the Company are as follows:

a)

Basis of consolidation

These consolidated financial statements reflect the accounts of the Company and of its subsidiaries.

The Company’s 55% interest in the Island Gold development project is consolidated using the principles outlined in AcG-15, on the consolidation of variable interest entities due to an agreement for the financing of the interest held by the other participant of the development costs of the project.

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

e)

Inventories

Supply inventories and ore inventories are valued at the lower of average cost and replacement cost. Precious metal inventories are valued at the lower of average cost and net realizable value.

f)

Exploration properties

The acquisition costs of exploration properties are capitalized as property, plant and equipment. Mining exploration expenditures are expensed as incurred.

g)

Property, plant and equipment

Property, plant and equipment are recorded at cost, net of related government assistance. Expenditures incurred on properties identified as having development potential are capitalized as property, plant and equipment. Costs include interest on funds borrowed during a construction period and future costs of asset retirement. Upon commencement of commercial production, construction costs are transferred to the various categories of property, plant and equipment. Property, plant and equipment are depreciated according to the units-of-production method, calculated on proven and probable reserves. Depreciation of rolling stock is calculated using the straight-line method based on its anticipated useful life.

When the net carrying value of a capital asset is not recoverable and exceeds its fair value, a write-down is recorded.

RICHMONT MINES INC.
 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2006, 2005 and 2004
(in Canadian dollars)

1.

Significant accounting policies (continued)

h)

Future mining and income taxes

The Company accounts for mining and income taxes under the asset and liability method. Under this method, future tax assets and liabilities are recognized for the tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using current tax rates or tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The impact on future tax assets and liabilities of a change in tax rates is recognized in the statement of earnings in the year in which the revised tax rate comes into effect.

The Company renounces to tax deductions relating to resource expenditures that are financed by the issuance of flow-through shares to the benefit of its shareholders, in accordance with current tax legislation. Future income taxes related to the temporary differences created by this renouncement are recorded, at the time that the Company renounces to its right to these deductions and the offset is recorded as a reduction of capital stock.

i)

Environmental costs

The Company is subject to environmental laws and regulations enacted by federal and provincial authorities. Environmental expenditures that will benefit the Company in future years are recorded at cost and capitalized as part of property, plant and equipment. Depreciation and depletion are charged to earnings over the estimated future benefit period of the assets. Environmental expenditures, that are not expected to provide a benefit to the Company in future periods, are accrued and expensed to earnings, on a site-by-site basis, when a requirement to remedy an environmental exposure is probable and a cost can be reasonably estimated.

j)

Asset retirement obligations

Total estimated cash flow required to settle the obligations arising from environmentally acceptable closure plans are discounted based on the credit-adjusted risk-free rate and are recorded as a liability with a corresponding increase to property, plant and equipment and, thereafter, depreciated in accordance with the units-of-production method using proven and probable reserves. The asset retirement obligations are adjusted for accumulated accretion in accordance with the expected timing of payment of the cash flow required to settle these obligations.

k)

Foreign currency translation

Transactions pertaining to the statement of earnings are translated at the rate of exchange prevailing at the date of the transaction. Monetary assets and liabilities resulting from these transactions are translated at the rate of exchange in effect at the balance sheet date. Exchange gains or losses are included in earnings of the year.

l)

Government assistance

Grants originating from government assistance are recorded as a revenue or as a reduction of property, plant and equipment, based on the nature of the grant.

m)

Net earnings (loss) per share

Net earnings (loss) per share are the result of net earnings (loss) divided by the average number of shares outstanding during the year. Diluted earnings per share are determined by taking into account the dilutive effect of arrangements to issue common shares as if these arrangements were exercised at the beginning of the year or at the grant date when the grant date occurs after the beginning of the year. The treasury-stock method is used to determine the dilutive effect of stock options. This method assumes that the proceeds from the exercise of stock options are used to redeem common shares at the average trade price during the year.

n)

Guarantees

A guarantee is a contract or an indemnification agreement that contingently requires the Company to make payments (either in cash, financial instruments, other assets, the issuance of shares or providing services) to the other party, following, i) changes to an interest rate, a foreign exchange rate, a stock price, the price of a commodity, an index, a fair value or another element that is related to an asset, a liability or an equity security of the other party, ii) a third party failure to perform under an obligation agreement or iii) the default by a third party to reimburse its debt when it becomes due. In management’s opinion, the Company does not have guarantees, other than those disclosed in notes 4, 15 and 16.

RICHMONT MINES INC.
 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2006, 2005 and 2004
(in Canadian dollars)

1.

Significant accounting policies (continued)

o)

Derivative financial instruments
 In 2004, the Company adopted the recommendations of the Emerging Issues Committee (EIC-128) relating to the accounting for trading, speculative or non-hedge derivative financial instruments. Derivative financial instruments, for which documentation does not clearly establish a hedge relationship in accordance with accounting standards, are now measured at fair value. Previously, gains or losses on forward gold sales contracts and other instruments which establish the sale price of future production were recorded in earnings as revenue from precious metals upon delivery of the production. This change had no significant impact on the financial statements.

p)

Stock-based compensation

The Company uses the fair value method based on the Black & Scholes pricing model to record the compensation cost related to the issue of stock options to its employees over the vesting period with a corresponding credit to contributed surplus.

q)

Use of estimates

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities and the reported amounts of related revenues and expenses. Significant areas requiring the use of management estimates relate to the useful life of assets for amortization and depletion purposes and for the evaluation of their net recoverable amount, the calculation of the asset retirement obligations, the calculation of stock-based compensation and mining and income taxes. Accordingly, actual results could differ from these estimates.

2.

Gain on disposal of mining assets and other revenues

In October 2006, the Company sold the Nugget Pond property and gold mill located in Newfoundland for a cash consideration of $2,250,000 and $300,000 in shares of a public company. According to this sale, the Company wrote-down the asset retirement obligations relating to this property in the amount of $709,275.

Other revenues include interest income on short-term investments and revenues from custom milling.

3.

Exploration and project evaluation

	2006	2005	2004
	$	$	$

Beaufor Mine	1,342,438	862,150	980,166
Francoeur property	146,165	49,974	10,864
Valentine Lake property	66,606	393,200	1,056,283
Wasamac property	53,855	39,685	290,982
Other properties	679,919	623,041	1,267,273
Project evaluation	582,646	508,746	349,763

	2,871,629	2,476,796	3,955,331

Exploration tax credits	792,110	101,522	479,992

	2,079,519	2,375,274	3,475,339

RICHMONT MINES INC.
 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2006, 2005 and 2004
(in Canadian dollars)

4.

Asset retirement obligations

The Company’s production and exploration activities are subject to various federal and provincial laws and regulations governing the protection of the environment. These laws and regulations are continually changing and are generally becoming more restrictive. The Company conducts its operations so as to protect public health and the environment. The Company has therefore recorded its asset retirement obligations of the mining sites based on management’s best estimate of the future costs. Such estimates are, however, subject to change based on modifications to laws and regulations or as new information becomes available.

a)

Information used in the calculation of obligations

The following table sets forth the assumptions used in the calculation of the asset retirement obligations for the year ended December 31, 2006:

	Total amount
	of the estimated	Cash flow	Credit-adjusted
	cash flow	payment schedule	risk-free rate
	$		%

Beaufor Mine	390,984	2008	5.5
Camflo Mill	2,381,055	2010	5.5
East Amphi Mine	132,734	2007	5.5
Island Gold property	901,250	2010	5.5
Francoeur property	192,432	2007	5.5

	3,998,455

b)

Changes in obligations

The following table sets forth the evolution of the asset retirement obligations for the years ended December 31, 2006, 2005 and 2004:

	2006	2005	2004
	$	$	$

Balance as at January 1	3,788,912	2,967,867	3,207,529
Accretion expense	214,242	167,245	159,726
Changes to estimated cash flow	38,833	-	(211,351)
Settlement of obligations	-	(16,585)	(188,037)
New liability related to the acquisition of the Island Gold project	-	670,385	-
Decrease related to the disposal of the Newfoundland property	(709,275)	-	-

	3,332,712	3,788,912	2,967,867

RICHMONT MINES INC.
 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2006, 2005 and 2004
(in Canadian dollars)

4.

Asset retirement obligations (continued)

c)

Fair value of asset obligations

As at December 31, 2006, the Company has available a credit facility in the amount of $3,000,000 for the issuance of letters of credit as guarantee for the settlement of asset retirement obligations. The credit facility bears interest at prime rate and is secured by a first chattel mortgage. The following table provides the allocation of these letters of credit as at December 31, 2006:

	2006	Date of
	$	renewal

Camflo Mill	1,227,261	July 20, 2007
East Amphi Mine	82,600	October 16, 2007
Beaufor Mine	27,120	August 11, 2007
Francoeur property	53,809	August 11, 2007

	1,390,790

As at December 31, 2005, the Company had guaranteed the restoration of its mining sites by the pledge of letters of credit amounting to $2,234,449.

The Island Gold property has been pledged to the Ministry of Northern Development and Mines of Ontario in the amount of $577,800.

5.

Write-down of mining assets

At December 31, 2005, the Company recorded a non-cash expense of $26,040,953 related to the reduction of the carrying value of the East Amphi property following the establishment of proven and probable reserves. The Company used the discounted future cash flow method to establish the fair value of this mining asset.

RICHMONT MINES INC.
 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2006, 2005 and 2004
(in Canadian dollars)

6.

Mining and income taxes

The income tax expense (recovery) attributable to earnings (loss) differs from the amounts computed by applying the combined federal and provincial income tax rate of 32.27% (33.55% in 2005 and 32.99% in 2004) to earnings (loss) before mining and income taxes as a result of the following:

	2006	2005	2004
	$	$	$

Earnings (loss) before mining and income taxes	(221,864)	(29,954,002)	1,923,402

Tax expense (recovery) at combined statutory rate	(71,596)	(10,049,568)	634,530
Increase (decrease) in mining and income
taxes resulting from:
Resource allowance deduction	32,394	109,140	(528,410)
Change in the valuation allowance	(2,293,450)	9,060,084	(1,014,865)
Impact of the change in tax rates	624,854	(572,972)	160,171
Tax benefits not recorded previously	(783,505)	65,328	282,214
Other	(124,720)	353,569	383,569

Income taxes	(2,616,023)	(1,034,419)	(82,791)
Large corporation tax	38,684	-	-
Mining duties	(108,343)	(1,445,401)	714,228

Total mining and income
tax expense (recovery)	(2,685,682)	(2,479,820)	631,437

Mining and income tax expense attributable to earnings (loss) consist of:

	2006	2005	2004
	$	$	$

Current	(884,833)	(2,959,596)	568,471
Future	(1,800,849)	479,776	62,966

	(2,685,682)	(2,479,820)	631,437

RICHMONT MINES INC.
 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2006, 2005 and 2004
(in Canadian dollars)

6.

Mining and income taxes (continued)

The tax effect of temporary differences, that give rise to significant portions of the future tax assets and future tax liabilities at December 31, 2006 and 2005, are presented below:

	2006	2005
	$	$

Long-term future tax asset:
Property, plant and equipment	8,093,137	9,068,988
Asset retirement obligations	1,058,578	1,274,277
Share issue costs	752,012	531,286
Losses carried forward	512,847	362,319

Future tax asset	10,416,574	11,236,870
Less valuation allowance	(7,652,515)	(9,945,965)

	2,764,059	1,290,905

Long-term future tax liability:
Property, plant and equipment	(1,217,522)	(1,472,963)
Flow-through share financing	(3,326,040)	(98,294)

	(4,543,562)	(1,571,257)

Net long-term future tax liability	(1,779,503)	(280,352)

As presented on consolidated balance sheet:
Future mining and income tax asset	55,114	1,290,905
Future mining and income tax liability	(1,834,617)	(1,571,257)

	(1,779,503)	(280,352)

The Company has capital losses without expiry dates amounting to $63,942, and loss carry-forwards of $1,856,618 that may be used over a period varying from two to twenty years. Non-refundable provincial tax credits of $4,566,689 and non-refundable federal tax credits of $2,286,958, which may be used within the next ten to twenty years to reduce income taxes otherwise payable, have not been accounted for by the Company.

7.

Net earnings (loss) per share

	2006	2005	2004
	$	$	$

Net earnings (loss) attributed to
common shareholders ($)	3,193,562	(27,480,010)	732,096

Weighted average number of shares outstanding	22,903,984	17,837,886	16,126,784
Effect of dilutive share purchase options	(60,048)	-	388,661

Weighted average number of dilutive shares outstanding	22,843,936	17,837,886	16,515,445

Basic earnings (loss) per share ($)	0.14	(1.54)	0.05
Diluted earnings (loss) per share ($)	0.14	(1.54)	0.04

RICHMONT MINES INC.
 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2006, 2005 and 2004
(in Canadian dollars)

8.

Short-term investments

Short-term investments include investments in shares of publicly-traded companies. The fair market value is $1,080,000 as at December 31, 2006 ($1,530,000 as at December 31, 2005).

9.

Inventories

	2006	2005
	$	$

Precious metals	1,462,274	609,033
Ore	2,592,939	1,504,499
Supplies	1,337,811	1,254,583

	5,393,024	3,368,115

10.

Advance to a minority partner

The total advance to Patricia Mining Corp., the minority partner in the Island Gold project, is $4,500,000 as at December 31, 2006. An amount of $1,125,000 ($1,678,500 as at December 31, 2005) is presented as part of accounts receivable as it is recoverable in the next twelve months. The total advance bears interest at prime rate plus 3% and is to be received in 36, equal and consecutive monthly instalments starting no later than April 1, 2007. This advance is secured by the interest of 45% which the borrower has in the mining project jointly owned with the Company.

11.

Property, plant and equipment

	2006			2005
		Accumulated			Accumulated
		depreciation	Net book		depreciation	Net book
	Cost	and depletion	value	Cost	and depletion	value
	$	$	$	$	$	$

Mining properties	6,791,989	6,037,257	754,732	6,678,569	5,985,085	693,484
Development costs	10,164,195	5,169,314	4,994,881	9,814,060	5,856,973	3,957,087
Buildings	2,718,401	1,504,385	1,214,016	7,200,464	6,272,144	928,320
Equipment	7,860,444	3,602,965	4,257,479	13,762,718	12,183,176	1,579,542
Asset retirement costs	2,227,028	1,375,082	851,946	2,313,482	1,608 826	704,656

	29,762,057	17,689,003	12,073,054	39,769,293	31,906,204	7,863,089

Projects under
development a)	35,928,406	-	35,928,406	17,988,028	-	17,988,028

Total	65,690,463	17,689,003	48,001,460	57,757,321	31,906,204	25,851,117

a)

In 2005, tax credits of $2,034,642 were recorded as a reduction of projects under development ($1,031,053 in 2004).

RICHMONT MINES INC.
 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2006, 2005 and 2004
(in Canadian dollars)

12.

Capital stock

Authorized: Unlimited number of common shares with no par value

	2006		2005
	Number	Amount	Number	Amount
	of shares	$	of shares	$

Issued and paid: Common shares
Balance, beginning of year	20,994,553	50,600,371	16,169,653	29,236,630
Issue of shares for cash a)
Common	3,100,000	15,190,000	3,246,000	15,905,400
Exercise of stock options	143,300	409,577	154,500	306,284
Flow-through	-	-	1,500,000	7,500,000
Common share issue costs	-	(1,413,268)	-	(1,904,619)
Renouncement of tax deductions b)	-	(3,300,000)	-	(308,000)
Redemption of shares c)	(57,500)	(146,050)	(75,600)	(135,324)

Balance, end of year	24,180,353	61,340,630	20,994,553	50,600,371

a)

Issue of shares

In 2006, the Company issued, through a public placement, 3,100,000 common shares. The Company received cash proceeds of $15,190,000. An amount of $1,413,268 has been incurred as share issue costs.

In 2005, the Company issued, through a private placement, 3,246,000 common shares and 1,500,000 flow-through shares. The Company received cash proceeds of $15,905,400 and $7,500,000, respectively. Share issue costs related to those transactions totalled $1,904,619.

b)

Renouncement of tax deductions

In accordance with the 2005 flow-through share agreements of $7.5 million, the Company has renounced the related tax deductions in the amount of $3,300,000 with a corresponding amount presented as future income tax liabilities.

c)

Redemption of shares

In November 2006, the Company made a normal course issuer bid to purchase its outstanding common shares. The Company may purchase between November 3 , 2006 and November 2, 2007, up to 1,200,000 common shares, representing approximately 5% of the 24,237,853 common shares of the Company issued and outstanding on October 31, 2006.

In 2006, the Company redeemed 57,500 common shares for $170,925 in cash. This transaction reduced retained earnings by $24,875.

In 2005, the Company redeemed 75,600 common shares for $345,630 in cash. This transaction reduced retained earnings by $210,306.

In 2004, the Company redeemed 217,000 common shares for $1,088,001 in cash. This transaction reduced retained earnings by $703,911.

d)

Stock Option Purchase Plan

The Company offers a Stock Option Purchase Plan under which options to acquire common shares may be granted to its directors, officers, employees and non-employees. According to this plan, established in 1995 and amended in 1997, 2002 and 2003, the Company may grant options for up to 4,444,400 common shares. The exercise price of each option is the market price of the Company’s stock on the date of grant and the maximum term of the options granted is 10 years.

RICHMONT MINES INC.
 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2006, 2005 and 2004
(in Canadian dollars)

12.

Capital stock (continued)

d)

Stock Option Purchase Plan (continued)

A summary of the status, in 2006 and 2005, of the Company’s Stock Option Purchase Plan, and changes during the years then ended, is presented below:

	2006		2005
	Number of options	Weighted average exercise price $	Number of options	Weighted average exercise price $

Options outstanding, beginning of year	1,948,000	4.73	1,842,500	4.29
Granted	630,000	3.59	825,000	5.24
Exercised	(143,300)	2.33	(154,500)	1.88
Cancelled or expired	(317,000)	5.19	(565,000)	4.80

Options outstanding, end of year	2,117,700	4.50	1,948,000	4.73

Exercisable options, end of year	1,349,700	4.66	1,367,000	4.54

The following table summarizes information about the Stock Option Purchase Plan at December 31, 2006:

	Options outstanding at December 31, 2006			Exercisable options at December 31, 2006
Exercise price	Number of options	Weighted average remaining contractual life (years)	Weighted average exercise price $	Number of options	Weighted average exercise price $

$1.78 to $2.95	364,700	3.5	2.55	156,700	2.15
$3.10 to $4.39	528,000	3.0	3.96	254,000	3.74
$4.72 to $5.16	525,000	1.6	4.84	428,000	4.80
$5.30 to $6.60	700,000	3.0	5.67	511,000	5.76

	2,117,700	2.8	4.50	1,349,700	4.66

During 2006, the Company granted 630,000 stock options (825,000 in 2005) to senior executives and management. The weighted average fair value of these stock options at the grant date, calculated using the Black & Scholes option pricing model, is $1.42 ($2.35 in 2005 and $3.07 in 2004).

The compensation costs were calculated using the Black & Scholes option pricing model with the following assumptions:

2006

2005

2004

Risk-free interest rate

4.0%

3.0%

3.5%

Expected life

4 years

4 years

4 years

Expected volatility

43%

55%

60%

Expected dividend yield

0.0%

0.0%

0.0%

In 2006, the stock-based compensation costs charged to earnings amount to $393,267 ($1,349,711 in 2005 and $902,370 in 2004). The contributed surplus was increased by the same amounts.

RICHMONT MINES INC.
 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2006, 2005 and 2004
(in Canadian dollars)

13.

Contributed surplus

	2006	2005
	$	$

Balance, beginning of year	4,272,898	2,894,356

Stock-based compensation	393,267	1,349,711
Options exercised	(75,447)	(16,439)
Share issue costs	-	45,270

Balance, end of year	4,590,718	4,272,898

14.

Consolidated statements of cash flow

	2006	2005	2004
	$	$	$

Change in non-cash working capital items

Short-term investments	356,114	(2,778)	190,100
Accounts receivable	(364,416)	248,656	(306,733)
Mining and income taxes receivable (payable)	3,249,310	(3,821,712)	310,597
Inventories	(2,024,909)	(2,022,816)	1,503,459
Accounts payable and accrued charges	66,526	(286,427)	(1,548,370)

	1,282,625	(5,885,077)	149,053

SUPPLEMENTAL INFORMATION
Cash received during the year:
Mining and income taxes	4,891,682	326,344	133,984
Items not affecting cash and cash equivalents:
Advances to a minority partner presented as an increase
to minority interests	4,121,500	-	-
Common shares of public company received as
consideration from disposal of mining assets	300,000	-	-

Accounts payable and accrued charges related to
development projects
Island Gold	2,533,834	1,089,598	-
East Amphi	-	822,245	1,193,237

15.

Commitments

The Company is subject to pay royalties on the production of the Beaufor Mine and on other properties, if such other properties are brought into commercial production.

16.

Contingency

Since the signing of an agreement in July 2001 with the Quebec Ministry of Natural Resources, the amounts of government assistance recorded in revenues and as a reduction of the cost of property, plant and equipment are $2,125,756 and $574,244, respectively. According to this agreement, an amount of $900,000 is reimbursable on July 31, 2007, if the Beaufor mine is in operation during the twelve-month period preceding the date of the repayment and if the annual average daily price per ounce of gold on "AMFIX" at the London exchange is equal to or greater than US$325. It is currently not possible to determine the amount that may become payable and, accordingly, no amount has been recorded in these financial statements.

RICHMONT MINES INC.
 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2006, 2005 and 2004
(in Canadian dollars)

17.

Financial instruments and risk management

The Company is exposed to gold price fluctuations and to fluctuations of the US dollar compared to the Canadian dollar. The Company manages its exposure to these risks through the occasional use of derivative financial instruments and gold commodity contracts.

The Board of Directors approves all policies concerning the use of derivative financial instruments and gold sales contracts. The Company holds no financial instrument or derivative financial instrument for trading or speculative purposes.

a)

Foreign exchange risk

The price of gold is established in US dollars; to manage its exposure due to the fluctuation of the US dollar, the Company can occasionally enter into various types of foreign exchange contracts. During the years 2006, 2005 and 2004, the Company did not enter into any forward exchange contracts.

b)

Commodity price risk

For its gold production, the Company can reduce its risk of a decrease in the price of gold through the occasional use of forward sales contracts and put and call options. In 2006, 2005 and 2004, the Company did not enter into hedging contracts for its gold production.

c)

Credit risk

Financial instruments that expose the Company to market risk and concentration of credit risk consist primarily of cash and cash equivalents, accounts receivable, forward contracts and option contracts for currencies and gold, when used. The Company invests its cash and cash equivalents in high-quality securities issued by government agencies, financial institutions and major corporations, and limits the amount of credit exposure by diversifying its holdings. The Company is exposed to credit risk in the event of non-performance by counterparties in connection with its currency and gold forward option contracts. The Company does not obtain any security to support financial instruments subject to credit risk but mitigates this risk by dealing only with a diverse group of financially sound counterparties and, accordingly, does not anticipate any loss for non-performance. The Company continually monitors the market risk of its hedging activities.

d)

Fair value of financial instruments

The Company owns and assumes other assets and liabilities such as cash and cash equivalents, short-term investments, accounts receivable, as well as accounts payable and accrued charges. The fair value of these financial assets and liabilities approximates their book value as these items will be realized or paid within one year.

The fair value of the advance to a minority partner approximates its book value as it bears interest at a variable rate.

RICHMONT MINES INC.
 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2006, 2005 and 2004
(in Canadian dollars)

18.

Segmented information

The Company operates gold mines at different sites in Quebec and Ontario. These sites are managed separately given their different locations. The Company assesses the performance of each segment based on earnings (loss) before other items. Accounting policies for each segment are the same as those used for the preparation of the consolidated financial statements:

2006			Exploration,
			corporate
	Quebec	Ontario	and others	Total
	$	$	$	$

Revenues	31,448,963	73,643	4,601,945	36,124,551
Mine operating costs and others	28,374,644	38,044	2,707,730	31,120,418
Exploration and project evaluation	1,527,947	272,424	279,148	2,079,519
Depreciation and depletion	3,050,222	-	96,256	3,146,478

Earnings (loss) before other items	(1,503,850)	(236,825)	1,518,811	(221,864)

Acquisition of property, plant and equipment	2,025,717	23,391,404	377,076	25,794,197

Current assets	6,633,097	2,057,585	18,375,864	27,066,546
Advance to a minority partner	-	-	3,375,000	3,375,000
Property, plant and equipment	10,559,837	36,697,272	744,351	48,001,460
Future mining and income taxes	55,114	-	-	55,114

Total assets	17,248,048	38,754,857	22,495,215	78,498,120

2005			Exploration,
			corporate
	Quebec	Ontario	and others	Total
	$	$	$	$

Revenues	20,681,833	7,910	955,290	21,645,033
Mine operating costs and others	17,749,915	-	3,815,537	21,565,452
Exploration and project evaluation	1,079,935	319,774	975,565	2,375,274
Depreciation and depletion	1,531,556	-	85,800	1,617,356
Write-down of mining assets	26,040,953	-	-	26,040,953

Loss before other items	(25,720,526)	(311,864)	(3,921,612)	(29,954,002)

Acquisition of property, plant and equipment	16,352,020	12,622,482	60,821	29,035,323

Current assets	7,727,042	612,191	18,745,242	27,084,475
Property, plant and equipment	12,028,412	13,305,868	516,837	25,851,117
Future mining and income taxes	662,328	-	628,577	1,290,905

Total assets	20,417,782	13,918,059	19,890,656	54,226,497

RICHMONT MINES INC.
 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2006, 2005 and 2004
(in Canadian dollars)

18.

Segmented information (continued)

2004			Exploration,
			corporate
	Quebec	Ontario	and others	Total
	$	$	$	$

Revenues	29,678,614	9,195,356	767,437	39,641,407
Mine operating costs and others	22,136,003	5,629,770	2,928,606	30,694,379
Exploration and project evaluation	1,101,766	1,438,462	935,111	3,475,339
Depreciation and depletion	1,155,016	2,243,898	149,373	3,548,287

Earnings (loss) before other items	5,285,829	(116,774)	(3,245,653)	1,923,402

Acquisition of property, plant and equipment	12,455,306	-	169,272	12,624,578

Current assets	6,718,068	181,102	23,800,906	30,700,076
Property, plant and equipment	23,248,902	-	554,816	23,803,718
Future mining and income taxes	863,877	-	825,883	1,689,760

Total assets	30,830,847	181,102	25,181,605	56,193,554

RICHMONT MINES INC.
 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2006, 2005 and 2004
(in Canadian dollars)

19.

Effect of applying United States generally accepted accounting principles

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). Had these consolidated financial statements been prepared in accordance with United States generally accepted accounting principles (US GAAP), the effect on net earnings (loss), property, plant and equipment and on shareholders’ equity would have been as follows:

	2006	2005	2004
	$	$	$
		(Restated)	(Restated)

Net earnings (loss) reported under Canadian GAAP	3,193,562	(27,480,010)	732,096

Add (deduct):
Difference in accounting related to investments a)	(393,886)	180,422	(3,100)
Exploration and development costs related to mining
properties b)	(20,593,275)	(21,548,414)	(8,856,783)
Depreciation c)	(404,643)	(839,065)	(263,209)
Flow-through shares d)	(2,070,000)	(130,000)	(59,053)
Write-down of mining assets e)	-	20,301,758	-
Income taxes f)	-	(2,836,311)	2,878,301
Minority interest g)	9,204,063	1,309,267	-

Net loss reported under US GAAP	(11,064,179)	(31,042,353)	(5,571,748)

Net loss per share reported under US GAAP
Basic and diluted	(0.48)	(1.74)	(0.35)

Property, plant and equipment reported under	48,001,460	25,851,117
Canadian GAAP
Exploration and development costs related to mining
properties b)	(30,749,711)	(30,458,194)
Write-down of mining assets e)	-	20,301,758
Cumulative depreciation c)	(1,506,917)	(1,102,274)

Property, plant and equipment reported under US GAAP	15,744,832	14,592,407

Shareholders’ equity reported under Canadian GAAP	54,690,268	40,463,502
Difference in accounting related to exploration costs b)	(30,749,711)	(30,458,194)
Write-down of mining assets e)	-	20,301,758
Depreciation c)	(1,506,917)	(1,102,274)
Difference in accounting related to investments a)	323,436	717,322
Difference in accounting related to share of
a minority partner g)	10,513,330	1,309,267
Flow-through shares d)	-	(1,230,000)

Shareholders’ equity reported under U.S. GAAP	33,270,406	30,001,381

Restatement

During 2006, the Company reviewed the classification of its East Amphi and Island Gold mining projects. These projects, which were improperly considered as development stage, were reclassified as exploration stage and the capitalized costs related to these projects were charged to earnings under United States GAAP. Accordingly, the Company increased its net loss by $3,585,656 in 2005 and $6,185,187 in 2004 compared to the previously published results. The net loss per share was increased by $0.20 in 2005 and $0.39 in 2004. Shareholders’ equity as at January 1, 2005 was decreased by $6,238,184.

a)

Under US GAAP, short-term investments classified as trading securities must be recorded at fair value and changes in the value must be accounted for in the statement of earnings.

RICHMONT MINES INC.
 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2006, 2005 and 2004
(in Canadian dollars)

19.

Effect of applying United States generally accepted accounting principles (continued)

b)

Under Canadian GAAP, exploration and development costs incurred, subsequent to the date of establishing that a property has mineral resources which have the potential of being economically recoverable are capitalized to property, plant and equipment. Under United States Securities and Exchange Commission ("SEC") guidelines, all costs incurred before a commercially mineable deposit is established, generally by completing a bankable feasibility study, must be charged to earnings as incurred.

c)

The depreciation of mining assets related to mining properties, for which the commercial viability has not yet been determined, is higher under US GAAP than under Canadian GAAP because this expense is capitalized under Canadian GAAP.

d)

Under US GAAP, the premium paid on flow-through shares issued must be recognized as a liability when these shares are issued; under GAAP in Canada, the tax effect of the renouncement to the deductibility of exploration expenses by the Company is deducted from shareholders’ equity on the date of such renouncement.

e)

The Company periodically reviews the book value of its property, plant and equipment under the Canadian and United States GAAP. The impact on the 2005 net loss is attributable to a lower net book value of the affected assets under US GAAP compared to Canadian GAAP since exploration and development costs were charged to earnings under US GAAP as explained in b) above.

f)

Amounts represent the tax impact relating to the adjustments described in a), b), c), d) and e) above.

g)

Amounts represent the impact on the share of a minority interest to the adjustments described in b) and c) related to expenses attributable to the Island Gold project.

New Accounting Pronouncements in Canada

Financial instruments – recognition and measurement

In January 2005, the Canadian Institute of Chartered Accountants (the CICA) issued new Handbook Section 3855 "Financial instruments – recognition and measurement", effective for annual periods beginning on October 1, 2006. This standard prescribes when a financial asset, financial liability, or non-financial derivate is to be recognized on the balance sheet and whether the fair value or cost-based methods are used to measure the amounts. If also specifies how financial instrument gains and losses are to be presented. The application of these standards is not expected to have a significant effect on the Company.

Comprehensive Income

In January 2005, the CICA issued new Handbook section 1530 "Comprehensive Income", effective for annual periods beginning on October 1, 2006. This section introduce a new requirement to present certain revenues, expenses, gains and losses, that otherwise would not be immediately recorded in income, in a comprehensive income statement with the same prominence as other statements that constitute a complete set of financial statements. Richmont will therefore include a new statement entitled "Comprehensive income" in order to provide the required information in accordance with this standard.

20.

Comparative figures

Certain comparative figures provided for fiscal years 2005 and 2004 have been reclassified to conform with the presentation adopted for the fiscal year ended December 31, 2006.

