Form 20-F
period 2007-12-31
RICHMONT MINES INC
filed 2008-05-06
CIK 1023996

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

 FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007
OR
☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to
OR
☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report

Commission file number 0-28816

RICHMONT MINES INC.

(Exact name of Registrant as specified in its charter)

Quebec, Canada

(Jurisdiction of incorporation or organization)

110, Avenue Principale, Rouyn-Noranda, Quebec J9X 4P2

(Address of principal executive offices)

Martin Rivard
Telephone: 819-797-2465
Facsimile: 819-797-0166
110, Avenue Principale, Rouyn-Noranda, Quebec, Canada J9X 4P2
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person

Securities registered pursuant to Section 12(b) of the Act:

Title of each Class	Name of each Exchange on which Registered

Common Stock, no par value	The Toronto Stock Exchange and the American Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

As of December 31, 2007: 24,053,353

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐                     No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐                     No ☒

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

Yes ☒                     No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act (Check one):

Large Accelerated Filer ☐             Accelerated Filer ☒             Non-Accelerated Filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing.

☐ US GAAP	☐ International Financial Reporting Standards as Issued	☒ Other
by the International Accounting Standards Board

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 ☒               Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐                     No ☒

Forward-Looking Information

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

Note to Investors Concerning Certain Measures of Performance

Throughout this document, the Company uses performance indicators that are not defined according to Canadian generally accepted accounting principles (GAAP), such as the total cash cost of production per ounce sold for each of the Company's properties, excluding the rates of depreciation per ounce. These performance indicators are widely used in the mining industry. Nonetheless, they are in no way a standard prescribed by Canadian GAAP. The Company believes that some investors use these indicators, in addition to the financial information prepared in accordance with Canadian GAAP, to evaluate the Company's performance and its ability to generate cash. Consequently, this information must be considered supplementary and should not under any circumstances be regarded as a substitute for the performance indicators prepared in accordance with Canadian GAAP.

ITEM 1.     IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.     OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.     KEY INFORMATION

A.     Selected Financial Data

The selected financial data of Richmont Mines Inc. (consolidated with its wholly-owned subsidiary, Camflo Mill Inc., its majority-owned subsidiary, Louvem Mines Inc. ("Louvem") and its 55% interest in the Island Gold Mine, "Richmont Mines," "Richmont" or the "Company") set forth below has been derived from the consolidated financial statements of the Company which have been audited by Raymond Chabot Grant Thornton LLP, Chartered Accountants, as indicated in their Independent Registered Public Accounting Firm's report as at December 31, 2007 and by KPMG LLP, Chartered Accountants, as indicated in their Independent Registered Public Accounting Firm's report as at December 31, 2006 and 2005, and which are included elsewhere in this Annual Report.

The selected financial data was extracted from the more detailed consolidated financial statements of the Company and related notes included in this Annual Report and should be read in conjunction with such consolidated financial statements and with the information appearing under the heading "Item 5 - Operating and Financial Review and Prospects."

The Company's consolidated financial statements are stated in Canadian dollars and are prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). Reference is made to notes to the consolidated financial statements of the Company included in this Annual Report for a discussion of the material differences between Canadian GAAP and U.S. generally accepted accounting principles ("U.S. GAAP"), and their effect on the Company's consolidated financial statements.

Herein, all references to "$" and "CAN$" refer to Canadian dollars and all references to "US$" refer to United States dollars.

The information contained in this Annual Report on Form 20-F is current as at December 31, 2007, except where a different date is specified.

The Company has not declared or paid any dividends on its capital stock during the past five years.

Selected Financial Data
(Canadian GAAP)
(in thousands of Canadian dollars except per share and share data)

	2007	2006	2005	2004	2003

Total revenues	38,071	32,889	21,353	39,641	50,309

Net earnings (loss)	6,671	3,194	(27,480)	732	5,035

Net earnings (loss) per share
Basic	$0.28	$0.14	($1.54)	$0.05	$0.32
Diluted	$0.28	$0.14	($1.54)	$0.04	$0.31

Total assets	85,976	78,498	54,226	56,194	53,495

Long-term debt	-	-	-	-	-

Working capital	33,970	21,171	21,877	25,925	31,184

Shareholders' equity

Total	61,813	54,690	40,464	45,412	43,608

Capital stock	61,016	61,340	50,600	29,237	28,346

Number of outstanding common shares at year end (000's)	24,053	24,180	20,994	16,170	16,074

Selected Financial Data
(U.S. GAAP Reconciliation)
(in thousands of Canadian dollars except per share and share data)

	2007	2006	2005	2004	2003
			(restated)	(restated)	(restated)

Net income (loss)	6,235	(11,064)	(31,042)	(5,572)	4,767

Net earnings (loss) per share
Basic	$0.26	($0.48)	($1.74)	($0.35)	$0.30
Diluted	$0.26	($0.48)	($1.74)	($0.34)	$0.29

Weighted average number of
common shares outstanding (000's)	24,159	22,904	17,838	16,127	15,926

Shareholders' equity	39,989	33,270	30,001	39,434	43,912

Total assets	53,286	46,565	43,685	50,333	53,982

Restatement

During 2006, the Company reviewed the classification of its East Amphi and Island Gold mining projects. These projects, which were improperly considered as development stage, were reclassified as exploration stage and the capitalized costs related to these projects were charged to earnings under United States GAAP. Accordingly, the Company increased its net loss by $3,585,656 in 2005 and $6,185,187 in 2004 and decreased its net income by $52,997 in 2003 compared to the previously published results. The net loss per share was increased by $0.20 in 2005 and $0.39 in 2004 and decreased net income per share by $0.003 in 2003. Shareholders' equity as at January 1, 2005 was decreased by $6,238,184.

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

U.S. Dollar/Canadian Dollar Exchange Rates

Year ended
December 31	Average
2003	1.40
2004	1.30
2005	1.21
2006	1.13
2007	1.07

The following table sets forth the high and low exchange rate for the past six months. As of May 2, 2008, the exchange rate was 1.02.

U.S. Dollar/Canadian Dollar Exchange Rates

Month	High	Low
November 2007	0.9716	0.9617
December 2007	1.0076	0.9990
January 2008	1.0149	1.0056
February 2008	1.0035	0.9952
March 2008	1.0065	0.9964
April 2008	1.0234	1.0014

B.     Capitalization and Indebtedness

Not applicable.

C.     Reasons for the Offer and Use of Proceeds

Not applicable.

D.     Risk Factors

See the discussion regarding forward-looking statements at page 1.

In addition to the other information contained herein, the following risk factors should be carefully considered when evaluating an investment in the Company's common shares:

Risks Associated with the Mining Industry

Speculative Nature of the Mining Industry

The gold mining industry is highly speculative in nature. There is no assurance that Richmont Mines' mineral development and exploration activities will be successful. Success in increasing reserves is a result of a number of factors, including the Company's level of geological and technical expertise, the geological composition of land available for exploration and other factors. Once gold mineralization is discovered, it may take several years to identify, delineate and evaluate resources, during which time the economic feasibility of production may change. Substantial expenditures are required to establish proven and probable reserves through drilling, to determine the optimal metallurgical process to extract the metals from the ore and, in the case of new properties, to construct mining and processing facilities. As a result of these uncertainties, no assurance can be given that the Company's exploration programs will result in the expansion or replacement of current reserves with new reserves.

Mining Risks

Because it holds interest in several mines, the Company is subject to risks and hazards inherent to the mining industry, including:

  fluctuations in commodity prices;

  costs of constructing and operating a mine as well as processing and refining facilities in a specific environment;

  availability of economic sources of energy and adequacy of water supply;

  adequate access to the site, including competing land uses and unanticipated transportation costs, delays and repair costs resulting from equipment failure;

  data on which engineering assumptions are made;

  changes in the regulatory environment (including regulations relating to prices, royalties, duties, taxes, restrictions on production, quotas on exportation of minerals, as well as the costs of protection of the environment and agricultural lands);

  industrial accidents and labor actions or unrest;

  unusual or unexpected geological or geotechnical formations;

  unanticipated ground or water conditions;

  slope failure, rock bursts, cave-ins, failure of pitwalls or dams and fire;

  environmental hazards, including discharge of pollutants or hazardous chemicals;

  unanticipated grade and tonnage of ore to be mined and processed;

  unusual or unexpected adverse operating conditions;

  hazards involved in the drilling and mining of ore;

  availability of qualified workforce;

  natural phenomena and "acts of God", such as inclement weather conditions, floods, earthquakes and other phenomena.

The occurrence of any of these factors could materially and adversely affect a project and as a result materially and adversely affect the Company's business, financial condition, results of operations and cash flow. These occurrences could result in damage to, or destruction of, mineral properties or production facilities, personal injury or death, environmental damage, delays in mining, monetary losses and possible legal liability. These factors may cause a mineral deposit that has been mined profitably in the past to become unprofitable. Also, it is not unusual in new mining operations to experience unexpected problems during the start-up phase, and delays often can occur in the commencement of production. No assurance can be given that current exploration programs will result in any commercial mining operation.

The processing of ore may subject Richmont Mines to liability under environmental legislation resulting from a failure to maintain dams around tailing disposal areas. Richmont Mines may become subject to liability for pollution, cave-ins or other hazards against which it cannot insure, due to political or other reasons, or against which it may elect not to insure because of high premium costs or for other reasons. This can result in delayed production, increase in production costs or liability. Paying compensation for obligations resulting from such liability may be very costly and could have an adverse effect on the Company's financial position.

Failure to Achieve Production Estimates

The ore reserves presented in this Annual Information Form are in large part estimates, and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized. There are numerous uncertainties inherent in estimating proven and probable reserves including many factors beyond the Company's control. The estimation of reserves is a complex and subjective process and the accuracy of any such estimate is a function of the quantity and quality of available data and of the assumptions made and judgements used in engineering and geological interpretation. Reserve estimates may require revision based on various factors such as actual production experience, exploration results, market price fluctuations of gold, results of drilling, metallurgical testing, production costs or recovery rates. These factors may render the proven and probable reserves unprofitable to develop at a particular property or for a specific mine. Any material reduction in estimates of the Company's reserves or its ability to extract these reserves could have a material adverse effect on its future cash flow, results of operations and financial condition.

Also, the grade of ore mined may differ from that indicated by drilling results, which variation may have an adverse impact on production results. In addition, the reliability of estimates of future production might also be affected by factors such as weather, strikes and environmental occurrences.

The Company's failure to achieve its production estimates could have a material and adverse effect on any or all of the Company's future cash flows, results of operation and financial condition. The Company's annual production estimates are developed based on, among other things, mining experience, reserve estimates, assumptions regarding ground conditions and physical characteristics of ores (such as hardness and presence or absence of certain metallurgical characteristics) and estimated rates and costs of production. Actual production may vary from estimates for a variety of reasons, including risks and hazards of the types discussed above.

Additional Reserves for Gold Production

Because mines have limited lives based on proven and probable reserves, the Company must continually perform exploration and development to replace and expand its reserves as they are depleted. The Company's ability to maintain or increase its annual production of gold will be dependent in significant part on its ability to bring certain projects into production and to expand existing operations. There are a number of uncertainties inherent in any exploration program relating to, amongst other things, the location of economic mineral reserves, the development of appropriate metallurgical processes, the receipt of necessary governmental permits and the construction of mining and processing facilities and the appropriate financing thereof. Accordingly, there can be no assurance that the Company's exploration programs will yield new mineral reserves to replace mined reserves and to expand current mineral reserves.

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

  estimation of reserves;

  anticipated metallurgical recoveries;

  environmental considerations and permitting;

  future gold prices; and

  anticipated capital and operating costs of such projects.

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

Fluctuations in Gold Prices and Currencies (see p. 51 "Information on the Company - Gold Marketing and Sales")

The profitability of the Company is directly related to the market price of gold. Gold prices fluctuate considerably and are affected by numerous factors beyond the Company's control, such as industrial and jewellery demand, inflation and expectations with respect to the rate of inflation, the strength of the U.S. dollar and of other currencies, interest rates, gold sales by central banks, forward sales by producers, production and cost levels, changes in investment trends and international monetary systems and changes in the supply and demand for gold on the public and private markets. The gold market is characterized by significant above-ground reserves which can dramatically affect the price should a portion of these reserves be brought to market. Gold price is sometimes subject to rapid short-term changes because of speculative activities. If gold prices were to decline significantly or for an extended period of time, the Company might be unable to continue its operations, develop its properties or fulfill its obligations under its agreements with its partners or under its permits and licenses. As a result, the Company might lose its interest in, or be forced to sell, some of its properties.

The following table sets out the annual average gold price (London PM fix) in U.S. dollars over the past five years:

	(US$)	Exchange rate	(CAN$)

2003	363	1.40	509
2004	410	1.30	534
2005	444	1.21	538
2006	604	1.13	685
2007	695	1.07	747

When calculating its mineral reserve estimates, the estimate of the price of gold used by the Company for each of its mines was CAN$650 per ounce. In the event of a sustained, significant drop in gold price, the Company may be required to re-evaluate its assets, resulting in reduced estimates of reserves and in material write-downs of the Company's investment in mining properties and increased amortization, reclamation and closure charges.

Furthermore, since gold price is established in U.S. dollars, a significant increase in the value of the Canadian dollar relative to the U.S. dollar coupled with stable or declining gold prices could adversely affect Richmont Mines' results with respect to the sale of gold.

Richmont Mines has no gold hedging contracts and no U.S. dollar exchange contracts. However, the Company may engage in hedging activities in the future. Hedging activities are intended to protect a company from the fluctuations of the price of gold and to minimize the effect of declines in gold prices on results of operations for a period of time. Although hedging activities may protect a company against low gold prices, they may also limit the price that can be realized on gold that is subject to forward sales and call options where the market price of gold exceeds the gold price in a forward sale or call option contract. Also, the Company may in the future, if it considers it advisable, enter into hedging arrangements with a view to reducing some risks associated with foreign exchange exposure. However, there is no assurance that such hedging strategies will be successful or that foreign exchange fluctuations will not materially adversely affect the Company's financial performance and results of operations.

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

Title to Properties

While the Company has verified title to its properties according to usual industry standards for the stage of development of such properties, the procedures undertaken do not guarantee the Company's title. Properties may be subject to prior registered and unregistered agreements, transfers or aboriginal land claims, and title may be affected by undetected defects. In addition, transfers of title to certain properties of the Company are in the process of being completed. There may be valid challenges to the title of the Company's properties which, if successful, could impair development and/or operations. Certain of the properties in which the Company has an interest, including the Island Gold property, are registered in the names of entities which are not controlled by the Company. The Company's interest in those properties is evidenced by the agreement between the Company and the registered owner. In addition to challenges to the registered holder's title, the Company is subject to the risk that the Company may not have the ability to enforce each of the terms of the relevant contract in certain circumstances. Moreover, where the Company's interest in a property is less than 100%, the Company's entitlement to, and obligations in respect of, the property are subject to the terms of the agreement relating to that property, which in certain circumstances may be the subject of differing interpretations as between the parties to that agreement.

Laws and Regulations

The Company's mining operations and exploration activities are subject to various laws and regulations governing the environment, agricultural zoning, prospecting, development, production, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, mine safety and other matters.

The Canadian mining industry is subject to federal and provincial environmental protection legislation. This legislation sets high standards on the mining industry in order to reduce or eliminate the effects of waste generated by extraction and processing operations and subsequently emitted into the air or water. Consequently, drilling, refining, extracting and milling are all subject to the restrictions imposed by such legislation. In addition, the construction and commercial operation of a mine typically entail compliance with applicable environmental legislation and review processes, as well as the obtaining of permits, particularly for the use of the land, permits for the use of water, and similar authorizations from various governmental bodies. Compliance with such laws and regulations increases the costs of planning, designing, drilling, developing, constructing, operating and closing mines and other facilities. There can be no assurance that additional significant costs and liabilities will not be incurred to comply with current and future requirements.

All of the Company's operations are subject to reclamation, site restoration and closure requirements. Costs related to ongoing site restoration programs are expensed when incurred. The Company calculates its estimates of the ultimate reclamation liability based on current laws and regulations and the expected future costs to be incurred in reclaiming, restoring and closing its operating mine sites. It is possible that the Company's estimates of its ultimate reclamation liability could change as a result of possible changes in laws and regulations and changes in cost estimates.

Failure to comply with applicable laws and regulations may result in enforcement actions thereunder, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may become subject to civil or criminal fines or penalties for violations of applicable laws or regulations.

The Company believes that it is in compliance with all current laws and regulations material to its activities. However, new or expanded environmental regulations, if adopted, or more stringent enforcement of existing laws and regulations, could affect the Company's projects or otherwise have a material adverse effect on its operations. As a result, expenditures on any and all projects, actual production quantities and rates and cash operating costs, among other things, may be materially and adversely affected and may differ materially from anticipated expenditures, production quantities and rates, and costs, and estimated production dates may be delayed materially, in each case. Any such event would materially and adversely affect the Company's business, financial condition, results of operations and cash flow.

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

Requirement of Additional Financing

The continuing development of the Company's properties will depend upon the Company's ability to obtain financing through the joint venturing of projects, debt financing, and equity financing or other means. No assurance can be given that the Company will be successful in obtaining the required financing on acceptable terms, if at all.

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

Joint Ventures

No assurance can be provided that the Company's joint venture partners will not veto the Company's business plans, with regard to a specific joint venture, and prevent the Company from achieving its objectives.

Mining projects are often conducted through an unincorporated joint venture or an incorporated joint venture company. Joint ventures can often require unanimous approval of the parties to the joint venture or their representatives for certain fundamental decisions, such as an increase or reduction of registered capital, merger, division, dissolution, amendment of the constating documents and the pledge of the joint venture assets, which means that each joint venture party has a veto right with respect to such decisions, which could in turn lead to a deadlock.

Dependence on Personnel

The Company's ability to manage growth effectively will require the Company to continue to implement and improve the Company's management systems and to recruit and train new employees. Although the Company has done so in the past, the Company cannot assure that it will be successful in attracting and retraining skilled and experienced personnel.

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

  ability to achieve identified and anticipated operating and financial synergies;

  unanticipated costs;

  diversion of management attention from existing business;

  potential loss of key employees or the key employees of any business the Company acquires;

  unanticipated changes in business, industry or general economic conditions that affect the assumptions underlying the acquisition; and

  decline in the value of acquired properties, companies or securities.

Any one or more of these factors or other risks could cause the Company not to realize the benefits anticipated to result from the acquisition of properties or companies, and could have a material adverse effect on the Company's ability to grow and on the Company's financial condition.

While the Company continues to seek acquisition opportunities consistent with its acquisition and growth strategy, the Company cannot be certain that it will be able to identify additional suitable acquisition candidates available for sale at reasonable prices, to consummate any acquisition, or to integrate any acquired business into its operations successfully. Acquisitions may involve a number of special risks, circumstances or legal liabilities, some or all of which could have a material adverse effect on the Company's business, results of operations and financial condition. Risks related to acquiring and operating acquired properties and companies could have a material adverse effect on the Company's results of operations and financial condition. In addition, to acquire properties and companies, the Company would use available cash, incur debt, issue Common Shares or other securities, or a combination of any one or more of these. This could limit the Company's flexibility to raise capital, to operate, explore and develop its properties and to make additional acquisitions, and could further dilute and decrease the trading price of the Common Shares. When evaluating an acquisition opportunity, the Company cannot be certain that it will have correctly identified and managed the risks and costs inherent in the business that it is acquiring.

From time to time, the Company engages in discussions and activities with respect to possible acquisitions. At any given time, discussions and activities can be in process on a number of initiatives, each at different stages of development. The Company can provide no assurance that any potential transaction will be successfully completed, and, if completed, that the business acquired will be successfully integrated into the Company's operations. If the Company fails to manage its acquisition and growth strategy successfully it could have a material adverse effect on its business, results of operations and financial condition.

Risks related to the Company's Common Shares

Fluctuation in Share Price

The market price of the Company's common shares may fluctuate due to a variety of factors relating to the Company's business, including the announcement of expanded exploration, development and production activities by Richmont Mines and its competitors, gold price volatility, exchange rate fluctuations, consolidations, dispositions, acquisitions and financings, changes or restatements in the amount of the Company's mineral reserves, fluctuations in the Company's operating results, sales of the Company's common shares in the marketplace, failure to meet analysts' expectations, changes in quarterly revenue or earnings estimates made by the investment community, speculation in the press or investment community about Richmont Mines' strategic position, results of operations, business or significant transactions and general conditions in the mining industry or the worldwide economy. There can be no assurance that the market price of the Company's common shares will not continue to experience significant fluctuations in the future, including fluctuations that are unrelated to the Company's performance.

Sales of Common Shares

Sales of substantial amounts of the Company's common shares, or the availability of Company's common shares for sale, could adversely affect the prevailing market prices for the Company's common shares. A decline in the market price of the Company's common shares could impair the Company's ability to raise additional capital through the sale of securities should the Company desire to do so.

Equity Financing

The Company may require additional funds to fund its capital expenditures programs and potential acquisitions. If the Company raises additional funding by issuing additional equity securities, such financing may substantially dilute the interests of its existing shareholders.

Existing Agreements Provide for Additional Issuances of Common Shares

The Company may issue additional common shares in the future pursuant to existing agreements.

Dividend Policy

The Company has not declared or paid any dividends on its common shares since its incorporation. Richmont Mines has no current plans to pay dividends on its common shares. Its present policy is to retain earnings to finance its capital expenditures program. The Board of Directors assesses its dividend policy on a yearly basis. In the future, the Board of Directors may declare dividends according to its assessment of the financial position of the Company, taking into account its financing requirements for future growth and other factors that the Board of Directors may deem relevant in the circumstances.

ITEM 4.     INFORMATION ON THE COMPANY

A.     History and Development of the Company

General

The legal and commercial name of the Company is Richmont Mines Inc. The Company is a corporation domiciled in Quebec, Canada. The Company was incorporated pursuant to Part 1A of the Companies Act (Quebec) on February 12, 1981 (File number 1843-2286) under the name Ressources Minières Rouyn Inc. By Article of Amendment filed February 10, 1987 the Company added the English version Rouyn Mining Resources Inc. and by another amendment filed with the Government of Quebec on June 20, 1991, the Company changed its name to Richmont Mines Inc. The Articles of Incorporation of the Company are registered by the Government of Quebec in register S02473, folio 10.

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

Recent History

Over the last three years, Richmont Mines has made significant investments on its mining properties, mainly at Island Gold, East Amphi and at the Beaufor Mine. In 2006, the Company sold its Nugget Pond property in Newfoundland for a cash consideration of $2,250,000. In 2007, the Company sold its East Amphi property in Quebec for a cash consideration of $2,450,000 and 1,109,000 common shares of Osisko Exploration Ltd. ("Osisko") valued at $6,086,000. The Company currently produces gold from its Beaufor and Island Gold mines, its material properties. Richmont Mines owns a 55% interest in the Island Gold Mine, which has been in commercial production since October 1, 2007. On November 5, 2007, Richmont Mines announced that it entered into an agreement with LKA International Inc. ("LKA"), which granted the Company an option to earn a 50% joint-venture interest in LKA's Golden Wonder property located near Lake City, Colorado, contingent upon future mine-related expenditures by the Company.

Island Gold

Richmont Mines assumed responsibility for operations at the Island Gold Mine on January 1, 2005. During the course of the fourth quarter of 2005, after having fulfilled its obligation to invest $10 million for the development of the project, the Company acquired a 55% interest in the Island Gold Mine. The Island Gold Mine began commercial production on October 1, 2007.

On January 26, 2006, Richmont Mines and Patricia Mining Corp. ("Patricia Mining") announced the acquisition of Algoma Steel Inc.'s ("Algoma Steel") remaining joint venture interest in the Goudreau property near Dubreuilville, Ontario for an aggregate purchase price of $100,000. The property will remain subject to a 15% net profits interest, as per the original joint venture between Algoma Steel and Patricia Mining. Through the Island Gold joint venture, Patricia Mining owns a 45% interest in the Goudreau property and Richmont Mines owns the remaining 55% interest.

East Amphi

Development work was conducted on the East Amphi property from 2005 to January 23, 2006, when Richmont Mines announced that progressive mining activities at the East Amphi Mine had commenced on the basis of internal studies prepared by the Company. The East Amphi Mine was brought into commercial production in February 2006 and produced 20,000 ounces of gold until December 31, 2006. During the year, Richmont Mines appraised the potential of the A3 zone as well as the B2 and B North zones, which are located to the west of the deposit and at Level 200, respectively. In view of the substantial investment needed to gain access to the reserves, the grade falling short of expectations following exploration drilling, and the disappointing results in the zones offering the best potential near the current infrastructures, the probable reserves defined in 2006 were reclassified into resources. Richmont Mines ended its production work at the East Amphi Mine during the second quarter of 2007, when all of the proven reserves had been depleted.

In 2007, gold production at the East Amphi Mine was 128,189 tonnes at an average recovery grade of 3.08 g/t or 12,709 ounces. In May 2007, Richmont Mines announced its intention to sell the property to Osisko Exploration Ltd. ("Osisko") and the sale was completed on June 29, 2007. In exchange, the Company received a cash payment of $2,450,000 and 1,109,000 common shares of Osisko valued at $6,086,000 at the time of the sale. The Company retains a net smelter return royalty of 2% on a specified portion of the future production of the East Amphi property and a similar royalty on future production of up to 300,000 ounces of gold on another portion of the property. In connection with the sale, Richmont Mines was released from all claims and other liabilities relating to the East Amphi Mine.

Nugget Pond

In November 2005, Richmont Mines signed a 12-month option agreement with New Island Resources Inc. ("New Island Resources") to sell the Nugget Pond property and gold mill on the Baie Verte Peninsula in Newfoundland. A non-refundable deposit of $250,000 was paid at the time of the signing of the agreement.

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

Capital Expenditures

The following table sets forth the Company's capital expenditures on its properties for the past three fiscal years.

		Years Ended
		December 31
	2007	2006	2005
	$	$	$

Beaufor Mine	1,060,136	1,706,421	2,770,812
East Amphi Mine	34,250	822,245	13,586,302
Island Gold Mine	4,493,937	21,934,103	11,532,884
Other investments	582,034	597,233	426,719

	6,170,357	25,060,002	28,316,717

The Company's major investments for 2007 and 2006 were $4,493,937 and $21,934,103 respectively to carry out the necessary work to bring the Island Gold project into commercial production.

In 2005, in order to maintain the rate of production at the Beaufor Mine and to proceed with exploration with the aim of developing the reserves at the East Amphi and Island Gold properties, Richmont Mines made total investments of $27,889,998 in these three properties. This amount was allocated to underground development, surface infrastructures and exploration drilling.

Property Interests

The following table outlines Richmont Mines' interest in its exploration properties as at December 31, 2007.

Property	Year of acquisition	Number of claims	Participation[1]
Quebec
Francoeur	1992	17	100%
Monique	1994	21	81% by Louvem
Wasamac	1988	3 mining concessions	100%
		+ 1 claim
Camflo Northwest	2005	13	80%
Newfoundland and Labrador
Valentine Lake	2003	539	70%
Ontario
Sewell	2002	6	100%
Cripple Creek	2002	27	100%
[1] The Company will be required to pay royalties if some of these properties are brought into commercial production.

Exploration and Project Evaluation Expenditures

The following table presents Richmont Mines' exploration and project evaluation expenses in 2005, 2006 and 2007 and the budgeted estimated amounts for 2008.

	2008	2007	2006	2005
	$	$	$	$
	Estimated
Quebec
Beaufor Mine	3,250,000	1,873,723	1,342,438	862,150
East Amphi[1]	-	18,409	248,384	15,450,202
Francoeur	150,000	96,199	146,165	49,974
Monique	-	7,650	403	19,186
Wasamac	150,000	45,387	53,855	39,685
Newfoundland
Cripple Creek [2]	-	-	153 297	-
Valentine Lake	100,000	1,016,446	66,606	393,200
Ontario
Island Gold	1,000,000	1,363,836	23,642,315	12,763,660
Sewell and Cripple Creek	50,000	320	8,448	178,596

USA
Golden Wonder	2,500,000	665,287	-	-

Other properties	100,000	112,443	5,411	83,831
Evaluation of projects	125,000	124,082	582,646	508,746
Tax credits	(1,100,000)	(1,550,501)	(792,110)	(2,136,164)

	6,325,000	3,773,281	25,457,858	28,213,066
[1] Property sold in 2007.
[2] This property was abandoned in 2006.

2008 Trends

The Company's strategy is to capitalize on its existing properties through exploration and development, to acquire advanced projects in North America where its expertise in narrow vein operations can be applied and to improve production efficiencies. The Company's corporate goal is to become a profitable, intermediate North American developer and producer of gold, operating three to four mines while establishing at least one million ounces of reserves.

To advance its strategy in 2008 and increase the number of its projects, the Company intends to focus on advancing the Island Gold Mine towards its full rate of production. The Company also expects strong production results at the Beaufor Mine. The Golden Wonder Mine in Colorado will also be further evaluated in 2008, with more than 5,000 metres of drilling planned. The Company will evaluate acquisition and partnership opportunities in order to expand the value of its portfolio of mineral properties, to build its reserve base and to accelerate its rate of production. Additionally, the Company will continue to assess and rationalize the quality of its non-core asset base in order to maximize future shareholder value.

B.     Business Overview

Beaufor Mine

Location

The Beaufor Mine property along with other adjacent properties such as Pascalis, Perron, Colombière, Courvan and Perron Blocks 2 and 3, are located approximately 27 kilometres to the northeast of the town of Val-d'Or, in the Abitibi-Est county, Province of Quebec, Canada.

Description of Mineral Rights

The property consists of a series of adjacent mining rights subdivided into four projects: Perron, Beaufor, Pascalis and Colombière. The projects are composed of two mining leases, one mining concession and 23 claims for a total area of 591 hectares (ha). The Courvan project and Perron blocks 2 and 3 form another group of mining titles with high economic potential but currently presenting no mining activities. This group consists of two mining concessions and 64 claims for a total area of 1,255 ha.

Property	Number	Area	Expiration date
	of claims	(ha)
Beaufor	1	106	Mining Concession 280PTA : 01/31/2009
Colombière	13	226	Claims expire between 07/22/2009 and 08/15/2009
Courvan	61	1099	Claims expire between 08/02/2008 and 06/09/2009
Pascalis	1	37.5	Mining Lease BM 750 : 06/02/2016
Perron	11	222	Mining Lease BM 858 : 03/11/2023
			Claims expire between 07/11/2009 and 07/17/2009
Perron blocks 2, 3 and 4	7	199	Claims expire between 09/06/2008 to 10/15/2008

All of these claims will be renewed before the anniversary date because there are exceeding credits available. For the Mining Leases, taxes are paid every year to the government to keep them in good standing. For a Mining Concession, geological works are performed to keep it in good standing or the taxes are paid every year. Richmont Mines have an internal procedure and an external control to insure the follow up of the claims expiry dates. All the mining claims, mining concessions and mining leases were in good standing in 2007 and will be for 2008. A detailed list and map of locations can be found in the Technical Report for the Beaufor Mine as of December 31, 2006 filed on March 29, 2007 under the Company's profile on the SEDAR web site at www.sedar.com.

Ownership of Mineral Rights

All the mining titles of the Beaufor property are jointly held by Richmont Mines (50%), which is the operator of the property, and by Louvem (50%). Richmont Mines holds 70% of the shares of Louvem.

Mineral Royalties

All the properties jointly held by Richmont Mines and Louvem are subject to the payment of royalties and financial contractual obligations as follows:

For Beaufor (only calculated on the 50% of production held by Richmont Mines)

a)

 Royalties

Royalties are payable to Aurizon Mines Ltd. ("Aurizon") on the 50% of production held by Richmont Mines. The amount of the royalty is determined by the prevailing price of gold and the quantity of gold produced in accordance with the following formula:

Gold Price	Royalties by oz of
(US$/oz)	gold produced

<300	CAN$00.00
300 - 325	CAN$17.00
325 - 350	CAN$18.50
350 - 375	CAN$20.00
375 - 400	CAN$22.50
400 - 500	CAN$24.00
>500	CAN$30.00

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

Perron and Perron Block-1

For each ounce produced on the Perron property and in relation with the gold price, the royalty calculation, payable quarterly to Aurizon is made as follows:

Gold Price	Royalties by oz of
(US$/oz)	gold produced

300	CAN$00.00
300 - 325	CAN$17.00
325 - 350	CAN$18.50
350 - 375	CAN$20.00
375 - 400	CAN$22.50
400 - 500	CAN$24.00
>500	CAN$30.00

Perron Block-2 (Claims 3493171, 3493172 and 3493173)

A Net Smelter Royalty (NSR) of 2% is payable monthly to Northwest Gold Corp. at the condition that the average monthly gold price be superior to US$300/oz on production from these claims. “NSR” means the value for marketable minerals and/or metals produced from the Mining Rights and received by the Purchaser from a purchaser thereof, less deductions incurred for smelting, refining and marketing.

Pascalis

A Net Profit Interest (NPI) of 25% payable to New Pascalis Mines Limited. “NPI” means a share of net proceeds from production paid solely from the working interest owner's share.

Colombière

A 2% NSR is payable quarterly to Cambior inc.

Environmental Obligations and Permitting Status

Over 75% of the development waste material is hoisted from the underground mine to the surface and placed on a waste dump. The waste rock is not acid generating and does not require any particular environmental measures.

The rehabilitation plan for the Beaufor Mine is in the approval phase by the Ministry of Natural Resources and Wildlife of Quebec.

All necessary permits and authorizations have been requested and issued.

Infrastructures

Two mine shafts are located on the Beaufor property, the old Perron shaft No. 5 is currently used for hoisting and the Pascalis shaft is used as the ventilation air intake shaft. A series of buildings including warehouses, workshops, offices are used to service a workforce of about 91 employees and approximately 15 independent contractuals as of December 31, 2007. Over $1 million was invested to replace the structure of the wooden headframe between June and August 2007.

Access

The mine can be accessed from the main road 117, going East from Val-d'Or to the Perron road and then north towards the village of Perron. The mine can also be accessed using the secondary road 397 from Val-d'Or to Val-Senneville, and going south on the Paré road to the Perron village.

Climate

The average annual precipitation is some 954 mm with most falling in September (some 102 mm). Snowfalls occur between October and May with the most snowfall occurring between November and March. The monthly average for that period is about 54 mm (expressed in mm of water).

The average daily temperature in Val-d'Or is 1.2°C, slightly above freezing. The average temperature for July reaches 17.1°C, while in January the temperature falls to -17.0°C. The lowest temperature measured was -43.9°C and the highest temperature measured was 36.1°C. Although the temperature of the area is below the freezing point an average of 209 days per year, mining operations aren't affected by the climate.

Local Resources and Basic Infrastructures

The area is well served by existing infrastructure and human resources. The population of the town of Val-d'Or is approximately 32,000 people. The town is accessible from the national road network and commercial flights are available daily at the local airport. The area also hosts an excellent base of suppliers and manufacturers for the mining industry.

A railroad is located a few kilometres to the south of the property and power is supplied by Hydro-Québec.

The local manpower is well trained. Since the mining town of Val-d'Or is very active, it is generally possible to recruit and retain a sufficient mining workforce. Professionals, engineers, geologists and technicians are usually well-trained and available in this area.

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

Mineralization

Gold-bearing veins at the Beaufor mine consist of quartz-tourmaline-pyrite veins, typical of Archean epigenetic lode gold deposits, that cross-cut the Bourlamaque Batholith. Mafic dykes that predate the mineralization are associated with shear-hosted gold-bearing veins. Shallowly dipping extensional gold-bearing veins are commonly observed at the Beaufor mine. Shear zones striking N070o and dipping steeply to the southwest control the opening and gold enrichment of veins.

All the gold-bearing veins are contained in a strongly-altered granodiorite in the form of chlorite-silica forming anatomosing corridors of 5 to 30 m in thickness. The veins at the Beaufor Mine form panels of more than 300 m in length by 350 m in height. The thickness of the veins varies from 5 cm to 5 metres. The zones are limited by the Beaufor fault (N115 o /65 o -75 o) at 380 metres from the surface and a rythmic system of shearings (N70 o /sub vertical).

Work during 2007

In 2007, 97,429 tonnes of ore at an average recovered grade of 8.36 g/t were extracted from the Beaufor Mine. This production yielded gold sales of 26,182 ounces, produced at a cash cost of US$468 per ounce sold. The cash cost of production per ounce declined compared to 2006 as a result of higher grades, improvements in productivity, refocused operations and improved mining plans implemented in the first half of 2007. The following table summarizes the work completed over the last three years.

Beaufor Mine

	2007	2006	2005

Tonnes	97,429	139,513	199,269
Grade (g/t)	8.36	5.54	5.72
Ounces sold	26,182	24,866	36,649
Cash cost per ounce (US$)[1]	468	580	377

Investment in development ($)	1,060,136	1,706,421	2,770,812
Exploration expenses ($)	1,873,723	1,342,438	862,150

Differed development metres	-	1,299	1,577

Exploration drilling metres
Definition	3,095	18,513	21,524
Underground	15,768	17,803	13,023
Surface	9,389	4,789	-
[1] The cash cost includes operating costs and royalties

Exploration Work

An important exploration program was started in 2007 and slightly over $1.8 million has been invested to date. A total of 28,251 metres of drilling has been performed, including 3,095 metres of definition drilling, 15,768 metres of underground exploration and 9,389 metres of surface exploration. This drilling combined with the development increased the reserves by 50% compared to the estimate at the end of 2006. Beaufor has had promising results as exploration activities in 2007 led to several mineralized zones. The zones below the 20th level and up to the 12th level showed good gold intersections and continuities.

Drilling

Most of the drill holes are planned on vertical cross-sections in order to undercut at right angles the shear veins. The drilling program is sub-divided into two main categories as follows:

  Exploration drilling using a 40 to 80 metres by 40 to 80 metres grid;
  Definition drilling based on a 10 to 20 metres by 10 to 20 metres grid.

Drilling operations are performed by a drilling contractor, under the supervision of the geological staff at the Beaufor Mine. Underground drill holes are BQ, LTK48 (1 13/32") and ATW (1 13/64") calibre. Surface drill holes are BQ size. The core recovery is better than 95%, including the fault zones where the RQD is more than 75%. A detailed description of the drill cores is logged by experienced and highly qualified personnel, in accordance with established Beaufor Mine guidelines.

Sampling

Sampling of the rock mass is performed using drill cores and blasted rock. Results of the drill cores analyses as well as the grades of ore samples sent in the ore pass and in the car wagon are taken into account for mineral reserve calculation. The weight of each sample is around ½ kg per 3.5 to 5 tonnes wagon. For development purposes, the weight of each sample is around ½ kg per 12 tonnes of blasted rock. There are currently no face-sampling "chips" at the Beaufor Mine.

In definition drill holes, samples are collected over 1 metre intervals, and frequently include both vein material and wall rocks, since veins are often less than 1 metre thick. Recuperation of core is over 90%. The entire core is then analyzed at the chemical assay laboratory.

For exploration holes, the length of the sample varies from 0.5 to 1 metre. The core is split in two using a hydraulic splitting machine. Recuperation of core is over 90%.

The drill cores and blasted rocks samples are representative and the mineralization style, with the presence of quartz veins, shows a nugget effect.

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

  Samples are dried and crushed to 70% passing 2 mm using a jaw crusher. A representative sub-sample weighing 250 to 300 g of the -2 mm fraction is prepared using a Jones riffle splitter. The sub-sample is then pulverized to 85% passing -200 mesh using a ring pulverizer.

  Samples are then analyzed by fire assay with gravimetric finish using 30 g per sample.

Quality Control

The first quality control program done by the laboratory at different steps of the process are as follows:

  Crushing, pulverizing, weighing: daily monitoring;
  Fire assay: 1 blank, 2 standards and 3 duplicates are inserted in each batch of 84 samples.

A second quality control program established by the Beaufor Mine involves the insertion of blanks and standards. Furthermore, rejects for all samples exceeding 10 g/t Au are systematically re-assayed.

Security of Samples

There is no formal program established at the Beaufor Mine relating to shipment of samples. Samples are gathered in plastic boxes and collected daily by the laboratory. Historical production and milling data indicate reliability of the laboratory results. When there is a doubt such as to the location of a sample, the sampling number or any other anomaly, the data is not used for the resource calculation.

Mineral Reserve Estimates

General

In 2007, the reserve estimates were performed by qualified persons pursuant to National Instrument 43-101. The methodology and procedures for mineral reserve estimates have been adopted from a study completed in 2006 by Golder and Associates, an independent firm. The database, factors and parameters used in the determination of the mineral reserves are based on the available information at the Beaufor Mine as of December 31, 2007. However, these parameters are revised on an annual basis in order to take into consideration the experience gathered from the current mining operation.

The mineral reserves estimate is carried out in accordance with the National Instrument 43-101 requirements and regulations. Mineral reserves were classified according to the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) classification and adopted by the CIM Council on August 20 2000. All standards generally accepted in the mineral industry as well as National Instrument 43-101 requirements and CIM regulations for mineral reserve estimates have been fully applied in this study.

A composite table of grades has been prepared for resource modelling on the basis of the current geological interpretation of each of the drilling sections, which are 10 metres apart. The composite values were arranged by zones of economic interest, which allowed for the construction of distinct longitudinal sections for each zones. Each drilling section was projected onto the longitudinal sections, which made it possible to estimate the mineral reserves.

All the geo-scientific data collected at the Beaufor Mine are grouped into two main databases. Internal procedures have been prepared in order to validate the information in the databases. All the entire work, performed by the Beaufor Mine geology department, from data entry to layout drawings follows strict and established procedures, including crosschecks to ensure full validity. Access to all databases is restricted to selected personnel in order to retrieve complete integrity.

The database and the parameters used to estimate the mineral reserves are based on past mining experience and the information available as of December 31, 2007. The parameters were reviewed and modified by Golder and Associates in 2006. Thus, both the dilution and the ore recovery factors by mining methods used in the reserve estimate are based on actual results obtained in 2007. All these factors and parameters are updated on an annual basis in order to account for changes in the mining operations.

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

Mining Methods

The two major underground extraction methods currently used at Beaufor Mine are the room and pillar and long holes methods:

Room and Pillar

  Geometry : stopes width from six metres to ten metres in the plane of the vein with in-stope pillars of three metres by three metres section or two metres long in the plane of the vein;

  Maximum vein dip : 40°;
  Ore mining recovery: 80% used in the economic evaluation;

  Internal dilution : the ore block is designed with a true thickness of 2.4 metres. The drilling intersects are projected to the same lengths. The minimum mining width is 2.4 metres. The dilution grade is assumed to be 0 g/t Au;

  External dilution : a dilution amounting 5% at a grade of 0 g/t Au is added in the determination of the economic mineral reserves.

Long Holes

  Geometry : maximum panel length of 40 metres;
  Minimum dip of vein: 45°;
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

Cut-off Grades

Cut-off grades have been calculated based on both developed and undeveloped workings for the two major mining methods used at Beaufor Mine, which are rooms and pillars and long holes.

The main criteria are as follows :

  No profit margin is built-in in the estimate;
  Differed or capitalized capital is not used;
  Only the gold price is taken into account in the economic calculation;
  The price of gold used was CAN$650/oz applying an exchange rate of 1.00 CAN$:US$;

  Operating costs include fixed costs budgeted for 2008 and variable costs (production and development) based on the results from January to September 2007 for each method.

The results of the cut-off grade study by mining methods for both developed and undeveloped underground workings are listed in the following table:

Mining Methods	Workings	Cut-off Grade
		(g/t)
Room and pillar	Developed	6.79
Room and pillar	Undeveloped	7.70
Long holes	Developed	5.16
Long holes	Undeveloped	6.07

Reserve Classification

Descriptions with more details about classification of reserves at the Beaufor Mine are set out below.

Proven Mineral Reserves

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

Probable Mineral Reserves

The mineral reserves estimate in the Probable category was based on an economic study in order to determine the economically mineable part of an Indicated Mineral Resource. At the Beaufor Mine, probable reserves extend to a maximum of ten metres from drilling data. Dilution and mining recovery rates are included in the reserve calculation.

Reserve Table

As of December 31, 2007, the mineral reserves of the Beaufor Mine (before milling recovery of 98.5%) were estimated by Golder and Associates to be as follows:

Reserve Category	Tonnes	Grade	Au
	(metric)	(g/t Au)	(oz)
Proven	90,822	7.56	22,085
Probable	164,879	10.10	53,547

Total (Proven + Probable)	255,701	9.20	75,632

As of December 31, 2007, the total proven and probable mineral reserves at the Beaufor Mine are estimated at 75,632 ounces of gold, calculated using a long-term gold price of CAN$650 per ounce, for an expected mine life of three years.

Mining Operations and Metallurgy

The two major underground extraction methods currently used at Beaufor Mine are the room and pillar and long holes methods.

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

Production Summary

In 2007, ore totalling 97,429 tonnes at an average recovered grade of 8.36 g/t was extracted from the Beaufor Mine. This production yielded gold sales of 26,182 ounces, produced at a cash cost of US$468 per ounce, compared to the previous year with 139,513 tonnes of ore at an average recovered grade of 5.54 g/t, produced at a cash cost of US$580 per ounce. The cash cost of production per ounce declined as a result of higher grades, improvements in productivity, refocused operations and improved mining plans implemented in the first half of 2007.

Beaufor Mine

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2007	2006	2005

Precious metals revenues	$19,503,789	$16,866,158	$19,686,025

Tonnes processed	97,429	139,513	199,269
Grade (g/t)	8.47	5.62	5.81
Gold recovery (%)	98.72	98.56	98.51
Recovered grade (g/t)	8.36	5.54	5.72
Ounces sold	26,182	24,866	36,649

Data per ounce of gold sold	US$	CAN$	US$	CAN$	US$	CAN$
Cash cost	468	503	580	658	377	457
Depreciation and depletion	114	122	42	48	23	28

Total	582	625	622	706	400	485

Average price obtained per ounce	693	745	598	678	443	537

Island Gold Mine

Location

The Island Gold Project is located approximately 85 km north east of Wawa, Ontario, Canada, in the Sault Ste. Marie Mining Division. Dubreuilville is approximately 15 km to the northwest of the Island Gold Mine.

Description of Mineral Rights

The Island Gold property consists of 108 patented and leased claims totalling 5,382 ha and 197 staked claims totalling 3,062 ha.

Property	Number	Area	Expiration date	Patricia Mining /
	of claims	(ha)		Richmont Mines
				Ownership (%)
Kremzar	20	1,428	Patented Claim : taxes are paid every year	45/55
Lochalsh	31	368	Patented Claim : taxes are paid every year	45/55
			Mining Lease : 06/30/2009 to 03/31/2012
			Claims : 02/06/2009 to 03/26/2009
Goudreau	65	3,716	Patented Claim : taxes are paid every year	45/55
			Mining Lease : 08/20/2009
Island Gold	197	2,932	Claims : 07/14/2009 to 08/20/2012	45/55

The claims will be renewed before the anniversary date by exceeding credits available. For the Patented Claims and the Mining Leases, taxes are paid every year to the government to keep them in good standing. The Mining Leases will be renewed for a term of 21 years. Richmont Mines has an internal procedure to insure the follow up of the claims expiry dates. All of the mining claims, mining leases and patented leases were in good standing in 2007 and will be for 2008. A detailed list and map of locations can be found in the Island Gold Technical Report as of May 15, 2007, filed on May 25, 2007 under the Company's profile on the SEDAR web site at www.sedar.com.

Acquisition of Island Gold Interest

Richmont Mines entered into an agreement with Patricia Mining on August 28, 2003 pursuant to which Richmont Mines subscribed for of $1.0 million in common shares of Patricia Mining at $0.50 cents per share and obtained an option to acquire a 55 % interest in the Island Gold property by investing up to $10 million or by bringing the project into commercial production. This initial investment of $1 million was used to partly finance a $3 million exploration program on the Island Gold Project. On December 3, 2004, Richmont Mines decided to invest up to $10 million in order to acquire a 55% interest in this project. Richmont Mines became project operator as of January 1, 2005. During the course of the fourth quarter 2005, after having fulfilled its obligation to invest $10 million for the project development, the Company acquired its 55% interest.

In January 2006, Richmont Mines and Patricia Mining announced the purchase of Algoma Steel's remaining joint venture interest in the Goudreau property near Dubreuilville Ontario, for $100,000. The property remains subject to the 15% net profits interest as per the original joint venture agreement between Algoma Steel and Patricia Mining. The Island Gold joint venture now owns 100% of the property subject to royalties.

Ownership of Mineral Rights

All mining titles on the Island Gold Mine are jointly held by Richmont Mines (55% - the "Operator"), and Patricia Mining (45%).

Mineral Royalties

The Kremzar Property is subject to a 4% Net Smelter Royalty ("NSR") in favour of Algoma Steel. The Algoma NSR will become payable at such time as the aggregate amount of NSRs received by the Company and Teck Cominco Limited (Teck) formerly Aur Resources Inc. equals the aggregate preproduction costs.

The Kremzar Property is also subject to a 3% NSR in favour of Teck, which is payable until such time as the Algoma NSR becomes payable. In the event the Algoma NSR becomes payable and is reduced below 4%, Aur will be entitled to receive a net smelter return equal to 50% of the amount by which the Algoma royalty is reduced, payable on the same terms as the Algoma NSR.

The Lochalsh Property is subject to a 3% NSR in favour of Teck.

The Goudreau Property is subject to a 2% NSR in favour of Teck and a 15% Net Profit Interest ("NPI") royalty in favour of Algoma.

Environmental Obligations and Permitting Status

  The most important permit held at this time is the Ministry of the Environment permit number 4-105-86-876, the permit to operate the Kremzar Mill. This permit was amended in December 2006 under number 1032-6SKMAU to include rationalization of cyanide addition locations, reduction of cyanide consumption, water reclamation from the primary tailing pond and operations optimization at a rate of 650 tonnes per day. Both Lochalsh and Kremzar permits to take the water ("PTTW") were amended. The Kremzar PTTW number 0138-756RZP allows, for the purpose of mine dewatering, a pumping capacity up to 1,500,000 litres per day and is valid until August 16, 2017 and the Lochalsh PTTW number 3526-758PUD allows a pumping capacity up to 10,000,000 litres per day and is valid until September 8, 2017.

  The Miller pond, west of the Kremzar mine, is fully permitted (part of the C of A). The tailing area is presently capable of holding approximately two years of tailings. The tailings pond life could be extended for an additional 10 years by raising the height of the dam.

  The Lochalsh Closure Plan has been approved on April 30, 2007. A financial assurance of $177,523 is in place to cover the closure costs. The closure plan for the Kremzar property was filed with the Ontario Ministry of Northern Development and Mines (MNDM) in 1998 by Patricia Mining and was approved. Patricia Mining reports that financial assurance for the closure costs will be satisfied by payment of $10,000 cash, already paid, and a collateral mortgage of $577,800 using the Kremzar Mill as security. The closure costs associated to the Kremzar Closure Plan will be reviewed in 2008. There are no environmental issues on the property at this time.

Infrastructures

The Island Gold Mine infrastructure includes the primary tailings pond, the secondary settling pond, the Kremzar mill (a carbon-in-pulp mill with a capacity of 650 tonnes per day), the Kremzar ramp and portal, the Lochalsh ramp and portal, the mine access road, and the hydro lines, all with respect to the property . An office, a core logging and storage facility, and a mine dry are also located on the Kremzar mine site.

Access

Access to the Island Gold Mine is via an all-weather road from Highway 519, just west of Dubreuilville and the access is located approximately 35 km east of the junction between Highways 17 and 519. It takes approximately one hour to drive from Wawa to the Mine site.

Climate

The Island Gold Mine is located within the Lake Superior Regional climatic zone, moderated by the influence of Lake Superior. The average day time temperature is 2°C, ranging from -41°C to 31°C. Annual precipitation is normally 669 mm of rain and 278 cm of snow. Winter winds are from the northwest to north and during the summer south westerly to westerly winds prevail. The climate does not affect the mining operation, which extend all year long.

Local Resources and Infrastructures

Wawa has a population of approximately 3,500. Dubreuilville is a forestry community with a lumber mill and a population of approximately 900. The Island Gold Mine is also within a few kilometres of railway lines operated by Canadian National Railways and Algoma Railways. Sidings for each of these railway lines are located at the towns of Goudreau and Lochalsh.

A power substation connected to the provincial power grid, water supply, gravel roads, offices, maintenance buildings and living accommodation are all available within the Mine area. Power is supplied by Great Lakes Power Corporation.

Richmont Mines also offers living accommodations and flexible schedules to its employees. Training is offered in order to obtain a local qualified workforce.

Physiography

The Island Gold Mine area is within the Precambrian Shield adjacent to Lake Superior, in an area of low rolling hills that trend in an east-west direction with widespread swamps and mixed forests of broadleafs and conifers. Property relief is low, from a high point of 488 m above sea level near Miller and Maskinonge Lakes, to a topographic low point of 381 m above sea level near Goudreau Creek. The mine area has been partially logged.

Exploration History

In 1983, Canamax Resources Inc. ("Canamax") and Algoma Steel Inc. ("Algoma") formed a joint venture to evaluate the mineral potential of Algoma's 117 patented claims covering the Goudreau iron range. In 1985, drilling by Canamax about two kilometres south of the Kremzar mine intersected a series of sub-parallel lenses containing gold mineralization within deformed rocks of the Goudreau Lake Deformation Zone ("GLDZ"). These lenses, are known as the Lochalsh, Island Gold, Shore, and Goudreau lake Zones. During 1989 and 1990, a 1,280 m long ramp was driven into the Island deposit beneath Goudreau lake from an adit on the north shore. Drifts and raises totalling 382 m were developed on two levels at depths of 125 m and 140 m below the Goudreau lake elevation at approximately 382 m. A bulk sample weighing 4,167 tonnes was extracted and processed at the Kremzar Mill.

Patricia Mining acquired the project in 1996 and completed 16,862 m of diamond drilling in 49 holes on the Island deposit and Lochalsh Zone between 1996 and 2002. In 2004, Patricia Mining started an underground exploration program and completed a resource estimate at a cost of $3.0 million. A total of 125 drilling drifts, 53 metres of ore sill and 8,137 metres of drilling have been completed.

In 2005, Richmont Mines completed 2,111 metres of underground development and 7,903 metres of delimitation drilling. A total of 7,259 tonnes with a content of 6.23 g/t Au from ore development were stockpiled on the surface.

In 2006, Richmont Mines continued the exploration program. A total of 3,469 metres of development has been completed including 506.5 metres of ramp and 1,700.5 metres of ore silling. A total of 56,861 tonnes of development ore with a content of 6.96 g/t Au were stockpiled on the surface. At the end of December, a total of 41,531 tonnes of mineralized material grading 4.80 g/t Au were processed at the mill. A total of 28,149 metres of underground diamond drilling have been performed on the Island Zone and 10,602 metres were completed from the surface on the Lochach and Goudreau zones. Reserve estimates have been performed by Genivar in 2007 based on this work.

On October 1, 2007, the Island Gold Mine began commercial production.

Geological Setting

Regional Geology

The Island Gold Mine is part of the Michipicoten greenstone belt which, is part of the Wawa subprovince and Superior province of Archean age. The Project is stratigraphically positioned in the upper portion of the Wawa Assemblage, composed by intermediate to felsic volcanic rocks capped by pyrite-bearing iron formations.

Island Gold Project Geology

The Island Gold Mine covers part of the interface between the Catfish assemblage, composed of mafic rocks, and the Wawa assemblage, consisting of felsic rocks. The pyrite-rich Goudreau iron formation lies at the contact between the Wawa and Catfish assemblages. A unit of pyroclastic rocks marks the transition between the two assemblages and hosts gold occurrences encountered on the property. This gold mineralization is controlled by the GLDZ. The GLDZ hosts the Island, Lochalsh, Goudreau, Shore, and North Shear gold zones, all located within the Island Gold property.

Mineralization

Within the GLDZ are a series of parallel shear zones, up to 25 m wide by several hundred metres long, with dips ranging from -70° to -90°, that host the gold mineralization. Moderate to high strain intensity are present within the shear zones containing pervasive alterations occurring in the form of iron carbonate, silica and calcite. Within areas of intense sericitization and silicification with 2% to 5% pyrite are narrow, subparallel quartz veins carrying gold mineralization. Gold is found primarily in quartz stringers and veins one centimetres to 1,5 meters wide. Visible gold ("VG") forms clouds of fine gold droplets up to 3 mm in diameter.

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

Work During 2007

The work performed in 2007 permitted, among other things, the development of underground infrastructures in preparation of production which began on October 1, 2007. 136,904 tonnes of ore were hauled and 159,493 tonnes of ore have been processed at the mill.

During the first quarter of production in 2007, 7,302 ounces of gold, produced at a cash cost of US$621 per ounce, were sold at an average price of US$726 per ounce. Prior to the beginning of commercial production in October 2007, a total of 21,933 ounces of gold were recovered in 2007 from the processing of development ore and mineralized material. The following table summarizes the work completed over the last three years.

Island Gold Mine 1

	2007	2006	2005

Tonnes	35,202	-	-
Grade (g/t)	6.45	-	-
Ounces sold	7,302	-	-
Cash cost per ounce (US$)	621	-	-

Investment in exploration and development ($)	4,493,937	21,934,103	11,532,884
Exploration expenses ($)	505,365	263,975	141,178

Development metres	4,075	3,469	2,111

Metres of exploration drilling
Underground	12,940	28,149	7,903
Surface	-	10,602	-

1

In its consolidated financial statements, Richmont Mines consolidated 100% of the Island Gold Mine, in compliance with AcG-15, which stipulates that a holder of variable interests must consolidate the accounts if it intends to assume the majority of the expected losses and/or receive the majority of the residual returns of the variable interest entity (VIE). As Richmont Mines holds a 55% stake in the unincorporated joint venture, and as its share of the earnings and/or losses will differ from the percentage that it owns, the Company is therefore considered the primary beneficiary of the VIE.

Exploration work

Reserve estimates were performed by Genivar on May 15, 2007 based on work completed up to January 31, 2007. Proven and probable reserves of 1,013,854 tonnes at 8.55 g/t Au containing 278,711 ounces of gold have been evaluated.

In preparation of production which began on October 1, 2007, 4,075 metres of development were completed, including 338 metres of ramp and 133 metres of raise. A total of 12,940 metres of underground drilling in 147 drill holes has been completed. From this drilling, 35 drill holes, for a total of 5,513 metres, were drilled in a new zone east of the diabase dyke (East of 15 200 E).

Drilling

A total of 763 holes totalling 144,124 metres of surface and underground diamond drilling were completed on the property from the early 1980's to December 2007. The majority of the drill-holes used for resource estimates were BQ size. In 2007, 147 drill holes for 12,940 metres were drilled from underground.

Most of the drill holes are planned on vertical cross-sections, in order to intercept mineralized zones at right angles along a grid spacing of 20 by 15 metres, targeting alteration assemblages in the E1/E Zone. Drilling operations are performed by a drilling contractor, under the supervision of the geological staff at the Island Gold Mine. Underground drill holes are BQ calibre. Core recovery is 100%. The drill core is logged in detail by experienced and highly skilled staff, following established guidelines for the Island Gold Mine. A rock quality designation ("RQD") analysis was completed for all drill holes drilled in the 2007 program and the RQD for the zones is excellent. The interpretation and development of each section was completed after receipt of the drill holes assays and section plots. This interpretation has served to complete the reserves estimate.

Sampling

For the drill hole, the sampling approach is defined to coincide with lithological contacts and the samples have a minimum width of 0.3 metre and a maximum length of 1 metre. The core recovery is very good and can be considered to be representative.

The panel (or chip) sampling method consisted of taking horizontal representative samples of the geology (units or alteration) that was exposed either in the face or in the adjacent walls. The samples weighed an average of 1.5 to 2 kg for a zone of 1.5 metres vertically by 0.3 to 1.0 metre horizontally. Each face was sampled and the number of assays varied based on the geology and the opening.

The drill cores and chip samples are representative and the mineralization style, with the presence of quartz veins and free gold shows a nugget effect.

Assays

Swastika Laboratories Ltd of Swastika, Ontario was used for the underground drilling and development program to perform fire assay, gravimetric and specific gravity analyses for 2007. A number of underground muck and chip samples were sent to the Wesdome assay lab in Wawa. Swastika laboratories are accredited ISO 9001-2000, hold a Certificate of Laboratory Proficiency (PTP-MAL) and have been assessed "Satisfactory" in both cycles of test samples for Program Years 2004-2005, 2005-2006 and 2006-2007.

Gold assays are completed by fire assay with 30 g of material with either a gravimetric or AA finish. The cut-off for gravimetric versus AA finish has been established at 3 g/t Au. When the grade exceeds 30 g/t Au, a Metallic Sieve assay is performed. Detection limit for gold safely is at 3 ppb. Rejects and pulps are kept by the laboratory or stored at the Island Gold site. These methods and the routine sample preparation are described in the following section. A detailed procedure can be found in the Technical Report for the Island Gold as of May 15, 2007, filed under the Company's profile at www.sedar.com

The step-by-step procedure for sample analyses is briefly described as follows:

1)

Dry samples, if required;

2)

Crush total sample to ½ inch (Jaw Crusher);

3)

Split approximately 350 g using a Jones riffle;

4)

Remaining rejects are placed in a plastic bag and packed in cartons with sample numbers listed on the outside;

5)

Pulverize the 350 g sample;

6)

Homogenize the pulp, it is then ready for assay;

7)

Samples are then analyzed by fire assay with an absorption atomic or gravimetric finish. A total of 30 g of representative material are subjected to the fire assay and to gravimetric finish.

The Pulp and Metallic Method is used to overcome sampling difficulties caused by coarse particles of gold, native silver or other similar metals that do not pulverize very well.

Swastika's adaptation of this method for Gold Assay is as follows: pulverize the entire sample if possible, screen through a 100 Mesh sieve (other Mesh sizes can be used depending on sample size and allowable deviation). The -100 Mesh fraction is weighted, homogenized and assayed in duplicate using one assay tonne (30 g) portions. The +100 Mesh fraction (approximately 20 g) is weighted and entirely fused. The correction resulting from gold found in the metallic portion is incorporated in the final calculated result. The weight and grade of both fractions are also reported.

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

The results of field and analytical blanks used to monitor for potential contamination during sample processing and assaying indicate that no significant contamination is likely to have occurred during the sampling/assaying programs completed for 2007. The assays supporting the Island Deposit mineral reserves estimate are based on sample preparation and analytical protocols that meet standard industry practice and are reasonable and acceptable.

Security of Samples

There is no formal program established at the Island Gold Mine relating to shipment of the samples.

Mineral Reserve Estimates

In 2007, methodology and procedures for mineral reserve estimates were reviewed by Genivar, an independent firm, under the supervision of Nicole Rioux, geo. a qualified person under National Instrument 43-101. The base data, factors and parameters used in the determination of the mineral reserve estimates were based on the knowledge of the Island Gold Mine as of December 31, 2007.

The mineral reserve estimates were carried out in accordance with National Instrument 43-101 recommendations and regulations. Mineral reserves are classified according to the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) classification and adopted by the CIM Council on December 11, 2005. All standards generally accepted in the mineral mining industry as well as National Instrument 43-101 recommendations and CIM regulations for mineral reserve estimates have been fully complied with in the determination of mineral reserve estimates included herein.

Procedures and Technical Parameters

At the Island Gold Mine, Promine software was used to prepare the resource calculation. A block model technique used inverse distance as interpolation method with a maximum of 4 composites using data within a maximum radius of 20 metres from diamond drill hole intercepts. A composite table of grades has been prepared for resource modelling on the basis of the current geological interpretation of each of the drilling sections, which are 10 metres apart. The composite values were arranged by zones of economic interest, which allowed for the construction of distinct longitudinal sections for each zones.

All the geo-scientific data collected at the Island Gold Mine are entered into a Gemcom database. Internal procedures have been prepared in order to validate the information in the database. All this work is performed by the Island Gold Mine geology department and all steps, from data entry to layout drawings, follow strict and established procedures, including crosschecks to ensure full validity. Access to all databases is restricted to selected personnel in order to ensure complete integrity.

The main parameters used to estimate mineral reserves are as follows:

  A cut-off grade of 5 g/t Au fixed with a gold price at CAN$650/oz with an exchange rate of CAN$1.0 for US$1.0;
  Operating costs of $120.00/tonne;
  Grade capping at 75 g/t Au for all zones;
  A minimum true thickness of 2.0 metres based on the mining method (transversal long hole);
  An average rock density of 2.82 t/m3 is defined;
  Ore mining recovery: 100% for designed stopes in which pillars between the stopes have been excluded;
  External dilution: a dilution rate of 20% for waste at a grade of 0.5 g/t Au is assumed; and
  Excluded mill recovery of 94.0%.

The database and the parameters used to estimate the mineral reserves are based on the results from 2007, the forecast for 2008 and information available as at December 31, 2007. The technical parameters were reviewed by Genivar. Thus, both the dilution and the ore-recovery factors by mining methods used in the reserve estimate are based on actual results obtained in 2007. All these factors and parameters are updated on an annual basis in order to account for changes in mining operations.

The conversion of mineral resources to reserves is based on economical feasibility. As per National Instrument 43-101, only mineral resources in the measured and indicated categories can be used to establish the estimate of mineral reserves.

Reserve Classification

Descriptions with more detail about classification of reserves at the Island Gold Mine are set out below.

Proven Mineral Reserves

Genivar estimates the tonnage of mineral reserves in the Proven category based on an economic study in order to determine the economically mineable part of a Measured Mineral Resource. At the Island Gold Mine, proven reserves are based on ore blocks developed from drifts to a maximum of ten metres from the opening.

Probable Mineral Reserves

The mineral reserves estimate in the Probable category was based on an economic study in order to determine the economically mineable part of an Indicated Mineral Resource. At the Island Gold Mine, probable reserves extend to a maximum of 20 metres from drilling intercept.

Dilution and mining recovery rates are included in the reserve calculation.

Reserve Table

As of December 31, 2007, the mineral reserves (before mill recovery of 94%) of the Island Gold Mine are estimated were estimated by Genivar to be as follows:

Categories of reserves	Tonnes	Grade	Au
	(metric)	(g/t Au)	(oz)
Proven*	369,325	8.91	105,773
Probable*	689,555	8.11	179,763

Total (Proven + Probable)*	1,058,880	8.39	285,536
* Note that Richmont Mines' equity interest is only 55% of these amounts

As of December 31, 2007, the total proven and probable mineral reserves at the Island Gold Mine are estimated at 285,536 ounces of gold, calculated using a long-term gold price of CAN$650 per ounce and an expected mine life of five years.

Mining Operations and Metallurgy

The extraction method is by transversal long hole with a maximum panel length fixed by hydraulic radius factor of 4.5.

The Island Gold ore was hauled by truck to the Kremzar mill located at an approximate distance of 0.8 km from the portal of the ramp. The Kremzar mill is a traditional gold recovery mill using a conventional Carbon in Pulp ("CIP") process, with circuits for crushing, grinding, gold cyanidation and carbon-in-pulp and two electrowinning ("EW") cells.

Gold recovery of the Carbon in Pulp circuit at the Kremzar mill is 94.4%.

Summary of Exploration and Development Work

The Island Gold Mine began commercial production on October 1, 2007. During the period October 1, 2007 to December 31, 2007, 35,202 tonnes of ore were processed, at an average recovered grade of 6.45 g/t, and 7,302 ounces of gold were sold at an average price of US$726 (CAN$780) per ounce. Prior to starting commercial production, a total of 23,031 ounces of gold were recovered in 2007 from the processing of development ore and mineralized material.

At the Island Gold Mine, proven and probable reserves were estimated at 1,058,880 tonnes of ore at a grade of 8.39 g/t for 285,536 ounces of gold at December 31, 2007. During the year, underground drilling confirmed an extension of the Island Zone to the east of previously defined resources. Further drilling will be completed in this area in 2008. The extension is strategically located near the exploration drift on the 190 level east of the Island Zone. Overall, more than 20,000 meters of definition and exploration drilling are planned for 2008 at Island Gold.

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2007	2006	2005

Precious metals revenues	$5,696,095	-	-

Tonnes processed	35,202	-	-
Grade (g/t)	6.84	-	-
Gold recovery (%)	94.36	-	-
Recovered grade (g/t)	6.45	-	-
Ounces sold	7,302	-	-

Data per ounce of gold sold	US$	CAN$	US$	CAN$	US$	CAN$
Cash cost	621	668	-	-	-	-
Depreciation and depletion	98	105	-	-	-	-

Total	719	773	-	-	-	-

Average price obtained per ounce	726	780	-	-	-	-

Exploration Projects and Other Properties

General

Richmont Mines owns or holds interests in many mining properties at different stages of exploration. However, the Company has determined that none of such properties is significant.

Valentine Lake, Newfoundland, Canada

Location and Access

The Valentine Lake Property is located in Central Newfoundland, 55 km south of the town of Buchans. The property can be accessed by way of a 75 kilometre long gravel road from Millertown via the Buchans Highway.

Description of the Property

The Valentine Lake property consists of four grouped mineral exploration licences covering a total area of 13,475 hectares and a total of 539 claims.

Agreement

In November 2003, Richmont Mines signed an option agreement to acquire a 70% interest in the Valentine Lake Property from Mountain Lake Resources Inc. by carrying out $2.5 million in exploration work by October 31, 2007. Richmont Mines met this requirement, entitling it to acquire a 70% interest in the Valentine Lake property. The interest is currently being transferred to Richmont Mines and a joint venture agreement is in preparation.

2007 Work and Results

In 2007, Richmont Mines completed a helicopter high-definition magnetic, spectrometry and Very Low Frequency ("VLF") borne survey covering more than 1,800 km, encompassing the entire property. A total of 2,281 metres were drilled in eight drill holes. Results from this program to identify mineralization outside of the main mineralized zones did not identify any high-grade mineralization. However, two drill holes identified good geological context, and there was anomalous gold mineralization in one intersection at 1.2 g/t Au over 7 metres, including 8.3 g/t Au over 0.9 metre.

Wasamac, Quebec, Canada

Location and Access

The Wasamac property is located approximately 15 km southwest of Rouyn-Noranda, Province of Quebec. The property can be reached from Rouyn-Noranda via the Trans Canada Highway 117 to the town of Arntfield and then by a secondary road that leads directly to the property.

Description of the Property

The Wasamac property consists of three mining concessions (CM 349, CM 364, and CM 370) and one claim which represent a total area of 759.36 hectares in the Beauchastel township. Richmont Mines owns 100% of the mining concessions relating to the Wasamac property.

2007 Work and Results

In 2007, two drill holes, for a total of 435 metres, were drilled on the Wasamac property. One of two drill holes completed returned a gold intersection of 6.1 g/t Au over 1.5 metres and 5.3 g/t Au over 3.1 metres (uncut / core length) less than 230 metres from the surface. This intersection is located at 300 metres south of the Francoeur-Wasamac shear zone and represents the west extension of the Wildcat zone.

Francoeur, Quebec, Canada

Location and Access

The Francoeur property is located approximately 25 km southwest of Rouyn-Noranda, Province of Quebec. The property can be reached from Rouyn-Noranda via the Trans Canada Highway 117 to the town of Arntfield and then by a secondary road from the north that crosses the town of Arnfield and leads directly to the property.

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

Agreement

In 2004, the Company concluded an agreement with Cadillac-West Exploration Inc. for the Norcoeur and Lac Fortune group of properties, adjacent to the Francoeur property. Cadillac-West Exploration undertook to invest $0.5 million in exploration, after which it would have the right to acquire from Richmont Mines an interest of 50% in the Norcoeur and Lac Fortune group of properties by completing exploration programs of $2.2 million and $1.5 million over three years. The agreement was terminated in 2007 as Cadillac-West Exploration did not make the expenditures required under the agreement. Richmont Mines owns 100% of the Norcoeur and Lac Fortune properties.

2007 Work and Results

In 2007, three drill holes, for a total of 735 metres were drilled on the Francoeur property. The results of the drilling program confirmed the presence of new gold structures south of the main shear zones of the past-producing Francoeur Mine.

Camflo Northwest, Quebec, Canada

Location and Access

The Camflo Northwest property is located about 21 km west of Val-d'Or, in northwestern Quebec. The property is located west of the Camflo mill. The property can be reached via the Camflo mill road, which turns off Trans Canada Highway 117, about 5 km east of Malartic.

Description of the Property

The Camflo Northwest property consists of 13 claims covering lots 45 to 51 in Range I, and lots 45 to 50 in Range II of Malartic Township. It covers a total surface area of 453.5 hectares.

Agreement

Richmont Mines had the option to acquire a 50% interest in the property by investing $200,000 in exploration work prior to December 31, 2005 and an additional 30% by spending $125,000 before June 29, 2007. On April 25, 2006, Richmont Mines had acquired a 50% interest in the Camflo Northwest property and it acquired an additional 30% interest in 2007; it now holds 80% of the Camflo Northwest property located in the Malartic Gold Camp.

2007 Work and Results

In April 2007, Richmont Mines completed three drill holes for a total of 1,366 metres of drilling on this property and expenditures of $123,468. The program tested geophysic targets inside the Kewagama sediment along a northeast structure controlling the Camflo intrusion, site of the past-producing Camflo Mine, although there were no significant results from this drilling program.

Golden Wonder, Colorado, USA

Location and Access

The Golden Wonder property is located approximately 4 km south of Lake City, Hinsdale County, Colorado, USA. The property can be reached by following Colorado State Highway 149 south of Lake City to the Vickers Dude Ranch and then following an unimproved road through the ranch to the property.

Description and Infrastructures of the Property

The Golden Wonder Mine is a high-grade, epithermal deposit, with veins averaging two to three feet in width, located in the historically precious metal rich Colorado Mineral Belt near the mining districts of Ouray, Telluride, Silverton and Creede. The Golden Wonder property consists of 3 patented claims and 25 mining claims, covering a total surface area of 194 hectares.

Previously in commercial production from 1998 through June 2006, the mine produced approximately 8,400 tons of ore with an average grade of 16 ounces/ton (oz/t) and yielded 133,701 ounces of gold. Mining operations were conducted between the third and sixth levels from two horizontal access drifts along the Gold Hill in the San Juan Mountains. Exploration efforts in 1998 also included a 100-foot shaft down to the seventh level, with horizontal extension on the seventh level of about 50 feet. The main lower access is located on the sixth level and consists of a nine-by-nine foot trackless haulage crosscut over 1,000 feet in length.

Agreement

In November 2007, Richmont Mines entered into an agreement with LKA International, Inc. ("LKA"), pursuant to which LKA agreed to grant Richmont Mines the option to acquire a 50% joint venture interest in the Golden Wonder project. Upon exercise of this option LKA would hold the other 50% joint venture interest. As a condition precedent to Richmont Mines' exercise of this option, Richmont Mines must make US$3 million of certain project-related expenditures prior to September 1, 2008. Included in this amount are expenditures for exploration and development of the mine plus an option fee of US$300,000 and project-related finder's fees. In addition to the US$300,000 option fee, approximately US$250,000 in costs have been incurred by Richmont Mines to date. The US$3 million commitment is inclusive of these costs. In addition to this US$3 million obligation, in order to earn the 50% interest in the Golden Wonder Mine, Richmont Mines must make additional expenditures of US$15 million over the fifty-six month period following September 1, 2008 and subscribe for US$1.5 million in common shares of LKA. Under the agreement, failure by Richmont Mines to make any of the above-described payments would result in the loss of the option right and forfeiture of any interest of Richmont Miens in the Golden Wonder project. In accordance with the agreement, the Company will receive 50% of the net proceeds of gold sales made during all phases on the project so long as the Company has fulfilled its investment obligations described above.

2007 Work and Results

In 2007, during Richmont Mines' initial evaluation, the three accessible levels were visited. The sixth level was mapped in detail and all of the hydrothermal breccias were sampled. Most of the values were low except a zone located in the northern drift and a few old stock piles returned significant gold values of up to 500 g/t Au. Because the sampling of the level 6 was inconclusive the decision to remove water from the shaft below the 6th level was taken. The sampling of the zone showed good results that were, on average, consistent with the historic grades. Five samples of over 300 g/t Au were obtained. Assays of these samples were taken on the vein over a thirty-two foot vertical section.

TABLE OF RESERVES
		December 31, 2007			December 31, 2006
	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces
	(metric)	(g/t Au)	contained	(metric)	(g/t Au)	contained

Island Gold[1]
Proven reserves[2]	369,325	8.91	105,773	-	-	-
Probable reserves[2]	689,555	8.11	179,763	-	-	-

Beaufor Mine
Proven reserves[2]	90,822	7.56	22,085	66,167	6.90	14,676
Probable reserves[2]	164,879	10.10	53,547	118,703	9.12	34,814

East Amphi Mine[3]
Proven reserves[2]	-	-	-	99,909	3.67	11,789

TOTAL GOLD
Proven and probable reserves	1,314,581	8.55	361,168	284,779	6.69	61,279

1

Presented at 100%. Commercial production began on October 1, 2007 - Richmont Mines reports 100% of the consolidated results of the Island Gold Mine, in compliance with AcG-15, which stipulates that a holder of variable interests must consolidate the accounts if it intends to assume the majority of the expected losses and/or receive the majority of the residual returns of the variable interest entity ("VIE"). Richmont Mines holds a 55% stake in the unincorporated joint venture, and as its share of the earnings and/or losses will differ from the percentage that it owns, the Company is therefore considered the primary beneficiary of the VIE.

2

In 2007, based on a price of US$650/oz and an exchange rate of 1.00 (in 2006, a price of US$513 and an exchange rate of 1.12).

3

Property sold in June 2007.

National Instrument 43-101 - Standards of Disclosure of Mineral Projects

Mineral reserve calculations for the Company's material properties were established by "qualified persons" as defined under National Instrument 43-101, and their names are set out in the table below.

Mines	Qualified Persons	Titles
Beaufor Mine	Richard Dubuc, p.geo	Chief Geologist, Beaufor Mine
Island Gold Mine	Nicole Rioux, p.geo	Senior Geologist for Genivar,
Independent Contractor

On the next page you will find a map of the Company's properties.

RICHMONT

Richmont Mines' Properties

ONTARIO

1. Island Gold Mine
2. Sewell
3. Cripple Creek

QUEBEC

1. Francoeur
2. Wasamac
3. Camflo Mill
4. Camflo Northwest
5. Beaufor Mine

NEWFOUNDLAND AND LABRADOR

1. Valentine Lake

COLORADO, USA

1. Golden Wonder

Gold Marketing and Sales

The profitability of gold mining is directly related to the market price of gold as compared to the cost of production. Gold prices fluctuate widely and are affected by numerous factors, including expectations with respect to the rate of inflation, exchange rates (specifically the U.S. dollar relative to other currencies), interest rates, global and regional political and economic crises and governmental policies with respect to gold holdings by a nation's central bank. The demand and supply of gold usually affect gold prices but not necessarily in the same manner as supply and demand affect the prices of other commodities. The whole of gold available for sale includes a combination of mine production, stock and gold bullion held by governments, public and private financial institutions, industrial organizations and private individuals. As the amounts produced in any single year account for a small portion of the total available supply of gold, normal variations in current production do not have a significant impact on the supply of gold or on its price.

The following table sets out the annual average gold price (London PM fix) in U.S. dollars over the past five years:

		Exchange
	(US$)	rate	(CAN$)

2003	363	1.40	509
2004	410	1.30	534
2005	444	1.21	538
2006	604	1.13	685
2007	695	1.07	747
2008 (January 1st until May 2nd)	918	1.01	925

Gold can be easily sold on numerous markets throughout the world and it is not difficult to ascertain its market price at any particular time. Richmont Mines is not dependent upon the sale of its gold to any one customer because of the large number of available gold purchasers.

Richmont Mines may occasionally use put and call options on gold, and forward sales contracts on gold and U.S. dollars. All such contracts are previously approved by the Company's Board of Directors.

Gold bars are carried between the mills and the refinery by commercial armored truck. These bars are refined at the Royal Canadian Mint of Ottawa refinery under a service contract at competitive rates. Refined metal is sold on the spot market to commercial bullion dealers (or under forward sales contracts if previously approved by the Company's Board of Directors).

As at December 31, 2007 and 2006, Richmont Mines had not entered into any gold derivatives contracts.

Governmental Regulation

The principal operations of Richmont Mines are the production of gold from mining development, extraction and processing of minerals and mining exploration to maintain and increase its ore reserves. These operations are subject to various levels of control and strict government regulations, such as laws and regulations in respect of activities related to natural resources and the protection of the environment. Richmont Mines Richmont Mines is not aware of any further legislation or amendments that may have an impact on its operations.

Environmental protection legislation, applicable to the Canadian mining industry mandates high standards for the reduction or elimination of emissions, deposits, issuance or release into the environment of contaminants caused by the extraction or processing of ore. In addition, certificates of authorization must be obtained in advance for the construction and commercial operation of a mine, plant, concentrator or refinery, since such types of operations that are specific to the mining industry may result in emissions, deposits, issuance or release of contaminants into the environment or may affect the quality of the environment.

Quebec & Ontario

Both Quebec and Ontario have adopted legislations relating to mining matters, including the acquisition and ownership of mining titles, safety standards, royalties and mining taxes. The Mining Act (adopted by Quebec and Ontario) requires the rehabilitation and restoration of lands affected by mining activities. In Ontario, the approval is delivered by the Ministry of Northern Development and Mines (the "MNDM"), while in Quebec the same is delivered by the Ministère des Ressources naturelles et de la Faune (the Ministry of Natural Resources and Wildlife) (the "MNRW" and together with the MNDM, the "Ministries") for any plan for the rehabilitation and restoration of land affected by its operations; such person must comply with the plan and provide a financial guarantee to that effect.

In Quebec, when a person commences mining operations, it must submit its rehabilitation and restoration plan within one year following the beginning of its activities. In Ontario, it must be approved before the beginning of commercial production; moreover, local public consultation must also be held.

Each Ministry may require or impose additional conditions or obligations before giving its approval to the rehabilitation and restoration plan. Each Ministry may review the financial guarantee if it is of the opinion that the guarantee is insufficient and may require additional guarantees. A Ministry may require a person who has already ceased its mining operations on a particular site to perform the rehabilitation and restoration work required by the presence of tailings.

If the person does not comply with any of the aforementioned requirements and regulations, the MNRW or the MNDM may have the rehabilitation and restoration work executed by a third party at the cost of such person. Richmont Mines does not foresee any specific difficulty in meeting the requirements under the Mining Act (Quebec and Ontario).

Richmont Mines also holds certificates of authorization issued by the Ministère du Développement durable, de l'Environnement et des Parcs (the Ministry of Sustainable Development, Environment and Parks, the "MDEP") and by the Ontario's Ministry of the Environment with respect to its mining operations at the Francoeur Mine, the Beaufor Mine, and the Island Gold Mine and the operations of its subsidiary, Camflo Mill Inc.

C.     Organization Structure

See Exhibit 8.1 to this Annual Report.

D.     Property, Plants and Equipment

See Item 4.B. "Business Overview."

ITEM 4A.     UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.     OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The discussion and analysis of the operating results and financial position of the Company for the three years ended December 31, 2005, 2006 and 2007 should be read in conjunction with the Company's consolidated financial statements and the accompanying notes included in this Annual Report. Notice should also be taken of the cautionary statement regarding forward-looking statements on page 1 of this Annual Report, in particular with respect to trend and other forward looking information and disclosure regarding the Company's contractual obligations.

The preparation of financial statements involves making estimates and assumptions that have a significant impact on the reported amounts of revenues, expenses, assets and liabilities. The items most dependent on the use of estimates include the useful life of assets, amortization and depletion calculations based on proven and probable reserves, and the calculation of asset retirement obligations as well as future income and mining taxes. Consequently, future results may differ from these estimates

A.

Operating Results

Year ended December 31, 2007 compared to year ended December 31, 2006 (all dollar amounts are in thousands of Canadian dollars unless otherwise stated except for share and per ounce data).

Overview

Gold Prices and Currency Fluctuations

The gold market continued its strong pricing trend in 2007 rising from approximately US$640 per ounce at the beginning of the year to close at more than US$833 per ounce. In the month of March 2008, gold rose to over US$1,000 per ounce.

In 2007, the average market price of gold rose more than 15% to US$695 per ounce compared with US$604 in 2006. The rise in gold prices have resulted in growth that has benefited all gold producers in recent years, although the strength of the Canadian dollar has lessened the impact on Canadian producers. The main factors that continue to have a positive influence on the price of gold include:

  Depreciation of the U.S. dollar relative to other currencies and the low prevailing interest rates;

  Non-hedging and reduced hedging policies of producers;

  Demand that exceeds the industry's annual production; and

  Ongoing geopolitical instability.

Production

Richmont achieved significant revenue and income growth in 2007 as the price of gold continued an upward trend that began earlier this decade. In 2007, Richmont sold 46,193 ounces of gold at an average price of US$699 per ounce, for revenue of $34,691. The Company produced 45,304 ounces of gold at an average cash cost per ounce of US$499. Net earnings were $6,671, or $0.28 per share, including a gain of $7,439 on the sale of the East Amphi property. These results compare favourably with 2006 when the Company sold 44,866 ounces of gold at an average price of US$600 per ounce and produced 44,865 ounces of gold at an average cash cost per ounce of US$538. Net earnings in 2006 totalled $3,194 or $0.14 per share.

Richmont is currently producing at the Island Gold Mine in Ontario and the Beaufor Mine in Quebec. The Island Gold Mine has proven and probable reserves of 1,058,880 tonnes of ore at a grade of 8.39 g/t, for 285,536 ounces of gold. The Beaufor Mine has proven and probable reserves of 255,701 tonnes of ore at 9.20 g/t, for 75,632 ounces of gold. Total proven and probable reserves at both operations equate to 361,168 ounces of gold. Richmont Mines has a 55% equity interest in the Island Gold Mine.

Commercial production at the Island Gold Mine began on October 1, 2007. Initial production is progressing gradually as expected. The mine is being developed to maximize production and increase output in order to build the ore inventory. Once inventory is built, the mill is expected to be able to operate at the approximately 675 tonnes per day for which it was designed. More than 20,000 metres of definition and exploration drilling are planned at Island Gold in 2008.

The Beaufor Mine, which has been in commercial production since 1996, had strong performance in 2007 despite a five-week shut down that was required to replace the headframe structure. A measurably improved average grade enabled the operation to exceed 2006 sales during 2007, despite the shut down. The higher grade also resulted in a 19% reduction in the cash cost of production to US$468 per ounce. Richmont has planned an additional 42,000 metres of drilling at the Beaufor Mine for 2008, of which 19,500 metres will be dedicated to further test the newly discovered Q zone.

Investments

In 2007, the Company invested $21,270 at Island Gold mainly in development costs. This investment was reduced by $16,775 from precious metal sales during development activities. At Beaufor, the Company invested $1,060 mainly to replace the headframe structure. Total 2007 investments in property, plant and equipment were $6,171.

In 2006, the bulk of the Company's investments, or a total of $21,934, was allocated to the Island Gold project. More modest investments were made at the Beaufor Mine and at other sites. Total 2006 investments in property, plant and equipment were $25,059.

The $18,888 decrease in investments in property, plant and equipment in 2007 compared with 2006 was mainly due to the application of proceeds from precious metal sales as a reduction of development costs during development activities at the Island Gold Mine of $16,775.

Summary of operational and financial results

During 2007, the Company had a net profit of $6,671 or $0.28 per share, compared with a net profit of $3,194 or $0.14 per share, in 2006.

The Company's mining operations generated cash flows of $11,811 in 2007 compared with $2,429 in 2006.

The Company had no long-term debt and possessed working capital of $33,970 as at December 31, 2007 compared with no long-term debt and $21,171 of working capital as at December 31, 2006. The Company believes that it would have access to other sources of financing if additional capital became necessary to finance its operations.

Changes in accounting policies

On January 1, 2007, the Company adopted the Canadian Institute of Chartered Accountants ("CICA") Handbook Sections "1530 Comprehensive Income", "3251 Equity", "3855 Financial Instruments - Recognition and Measurement" and "3861 Financial Instruments - Disclosure and Presentation". These new CICA Handbook Sections provide comprehensive requirements for the recognition, the measurement and the disclosure of financial instruments. CICA Handbook Section 1530 establishes standards for reporting comprehensive income.

Comprehensive income is defined as the change in the Company's net assets that results from transactions from sources other than the Company's shareholders and includes items that would not normally be included in net earnings. Other comprehensive income refers to items recognized in comprehensive income but that are excluded from net earnings calculated in accordance with Canadian generally accepted accounting principles.

At the adoption date, all financial assets and liabilities are estimated and recorded at fair value. Subsequently, all financial instruments are classified into one of the following five categories: held-for-trading financial assets, held-to-maturity investments, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial instruments are recorded on the consolidated balance sheet and are measured at fair value with the exception of loans and receivables, held-to-maturity investments and other financial liabilities, which are measured at amortized cost.

Available-for-sale financial assets are measured at fair value with revaluation gains and losses included in other comprehensive income until the asset is removed from the balance sheet.

As a result of the adoption of these standards, the Company has classified its cash and cash equivalents as assets held-for-trading, its short-term investments as available-for-sale financial assets, its accounts receivable and the advance to a minority partner as loans and receivables, and its accounts payable and accrued charges as other financial liabilities.

The adoption of CICA Handbook Sections 1530 and 3855 as of January 1, 2007 had the impact of adjusting the opening balance of accumulated other comprehensive income by an amount of $323 to reflect the cumulative unrealized gains on available-for-sale investments at that date.

On January 1, 2007, the Company adopted the recommendations of Section 1506 of the CICA Handbook, Accounting changes. The revised Section establishes criteria for changing accounting policies, together with the accounting treatment and disclosure of changes in accounting policies, changes in accounting estimates and correction of errors. The adoption of these recommendations did not have any impact on the financial statements of the Company.

Future accounting changes

Capital disclosures

In December 2006, the CICA adopted Section 1535 of the Handbook, Capital disclosures, which applies to years beginning on or after October 1, 2007. This Section establishes standards for disclosing information about an entity's capital and how it is managed. The Company is currently evaluating the requirements of the new standards regarding disclosure and presentation of such information.

Financial instruments - disclosures and presentation

In December 2006, the CICA adopted two new Handbook sections: Section 3862, Financial instruments - disclosures and Section 3863, Financial instruments - presentation. Together, these two sections replace Section 3861, Financial instruments - disclosures and presentation which apply to years beginning on or after October 1, 2007. These Sections require additional disclosure, particularly regarding the documentation of risks. The Company is currently evaluating the requirements of the new standards regarding disclosure and presentation of such information.

Inventories

In June 2007, the CICA issued Section 3031, Inventories, which replaces Section 3030 and harmonizes the Canadian standards related to inventories with International Financial Reporting Standards ("IFRS"). This Section provides changes to the measurement and more extensive guidance on the determination of cost, including allocation of overhead; it reduces the number of methods available to determine cost; it requires impairment testing; and it expands the disclosure requirements to increase transparency. This Section applies to interim and annual financial statements beginning on or after January 1, 2008. The Company has not yet determined the impact of adopting this standard on its consolidated financial statements.

Revenue

Precious metal revenue - Precious metal revenue in 2007 totaled $34,691 compared to $30,539 in 2006, constituting a $4,152 increase, which was primarily due to higher gold sales at a higher average price per ounce during 2007. During 2007, the Company sold 46,193 ounces of gold at an average price of US$699 per ounce compared with 44,866 ounces of gold in 2006 at an average price of US$600 per ounce. The Island Gold Mine, which began commercial production at the beginning of the fourth quarter of 2007, sold 7,302 ounces of gold at an average price of US$726 per ounce in 2007. The Beaufor Mine sold 26,182 ounces of gold at an average price of US$693 per ounce in 2007, while in 2006, 24,866 ounces of gold were sold at an average price of US$598 per ounce. The East Amphi Mine sold 12,709 ounces of gold at US$695 in 2007 and 20,000 ounces of gold at US$603 in 2006.

Other revenue - Other revenue of $3,380 in 2007, up $1,030 when compared with 2006, was the result of higher custom milling revenue at the Camflo Mill, as well as from an increase in interest income and variation of fair market value on cash equivalents.

Expenses

Operating costs - Lower operating costs in 2007 of $2,594 compared with $27,169 in 2006 reflected improvements in productivity, refocused operations and enhanced mining plans at the Beaufor Mine, resulting in a 51% increase in the average recovery grade, from 5.54 g/t in 2006 to 8.36 g/t in 2007. The lower operating costs during 2007 were offset by early phase commercial production costs at the Island Gold Mine. During the year, a total of 260,820 tonnes of ore from the Island Gold, Beaufor and East Amphi mines were milled compared with a total of 318,707 tonnes of ore from the Beaufor and East Amphi mines in 2006. The cash cost of production per ounce decreased to an average of US$499 in 2007 from US$538 in 2006.

Royalties - The amount of royalties paid by the Company in 2007 was $565 compared to $189 in 2006, representing a $376 increase primarily due to increased gold production at the Beaufor Mine, for which the Company has paid royalties of $30.00 per ounce to a third party on 50% of the ounces produced since November 2006. Prior to November 2006, the royalty was $12.50/ounce. The increase in royalties paid during 2007 is also partially attributable to a 3% net smelter return (NSR) royalty payable since commercial production began at the Island Gold Mine in October 2007. No royalties were payable on the ounces of gold produced at the East Amphi Mine.

Custom milling - In 2007, ore totalling 46,317 tonnes was milled by the Company, compared with 33,509 tonnes in 2006. In 2007, with Beaufor and East Amphi mines in production, there was less capacity for custom milling. Activities related to custom milling represented expenses of $1,023 in 2007, compared with $591 in 2006. Revenues from custom milling are presented under the caption "Other revenues" in the consolidated financial statements of the Company included in this Annual Report. Richmont Mines expects to perform custom milling of approximately 170 000 tonnes of ore in 2008.

Administration -Administrative expenses were $3,315 in 2007 compared with $2,957 in 2006, representing a 12% increase due to higher stock-based compensation, which is a non-cash expense. Of the 620,000 options granted in 2007, 510,000 options represent renewals of expired options to directors and employees, and the balance of 110,000 options represents the granting of options to new employees or to employees who were promoted. The weighted-average fair value calculated according to the Black-Scholes model of evaluation at the date on which each option was granted was $1.06 compared with $1.42 in 2006.

Exploration and project evaluation - As in previous years, Richmont Mines continued its investments related to exploration and project evaluation. These expenses increased from $2,080 in 2006 to $3,288 in 2007. The increase is attributable to an increase in actual exploration and project evaluation expenditures, as detailed in the table below.

Investments for exploration and project evaluation

	2007	2006
	$	$

Exploration costs - Mines
Beaufor Mine	1,874	1,342
East Amphi Mine	-	248
Island Gold Mine	505	264

	2,379	1,854

Exploration costs - Other properties
Valentine Lake property	1,017	67
Golden Wonder property	665	-
Francoeur property	96	146
Wasamac property	46	54
Other properties	162	168
Project evaluation	124	583

	4,489	2,872

Exploration tax credits	(1,201)	(792)

	3,288	2,080

Accretion expense of asset retirement obligations - This charge was $178 in 2007, compared with $214 in 2006, representing a 17% decrease due to ending of mining at East Amphi. As the Company's production and exploration activities are subject to a variety of laws and federal and provincial regulations governing the protection of the environment, the Company has reported the asset retirement obligations for the mining sites on the basis of management's best estimate of the future costs. These estimates may be subject to changes if the laws and regulations are changed or if new circumstances arise.

Depreciation and depletion - The amounts related to depreciation and depletion totalled $5,628 in 2007, compared with $3,146 in 2006. The increase is attributable primarily to the increase in gold sales, which were 46,193 ounces in 2007, compared with 44,866 ounces in 2006 and by the decline in the Beaufor and East Amphi properties' mineral reserve, which were determined at the end of 2006.

Gain on disposal of mining assets - A factor that contributed to the improvement in earnings in 2007 was the gain on disposal of mining assets of the East Amphi property in the amount of $7,439 compared to 2006 with the $3,224 gain on the sale of the assets of Richmont's Nugget Pond property, located in Newfoundland.

Write-down of mining assets - As part of its periodic evaluation of the book value of its assets as described in note 1 g) of the Company's consolidated financial statements included in this Annual Report, the Company determined that no write-down of the mining assets was required as at December 31, 2007.

Mining and income taxes

In 2007, current income taxes of $1,640 were comprised of federal and provincial taxes and mining taxes applicable to the year 2007 in the amount of $1,891, offset by $251 in adjustments for previous years not previously recorded. The tax expense calculated at the combined stationary rate was impacted by a reduction in the valuation allowance. The future income tax credit of $334 was mainly due to a reduction in liabilities for future mining taxes.

Unrecorded available tax credits of $350 were used during the year and applied against property, plant and equipment while $1,201 was applied against exploration expenses.

In 2006, Richmont had a tax recovery of $885 due principally to a federal tax refund of $955, resulting from the carry-back of losses to prior years and to a tax expense of $85 related to the $7,500 flow-through share financing completed in 2005. The $1,801 future income tax was attributable primarily to the recovery of $2,293 in future taxes related to the reduction in the valuation allowance. This reduction was related to the future income tax liability recognized during the year as a result of the issue of $7,500 in flow-through shares completed in December 2005, for which the Company renounced its tax deductions, to the benefit of the shareholders, in February 2006. Furthermore, a reduction of $578 in future tax assets, related to the reduction in valuation allowance for the subsidiary Louvem Mines Inc., diminished the future tax recovery.

Details on taxes are found in note 8 of the Company's consolidated financial statements included in this Annual Report.

Minority interest

Minority interest recovery totalled $36 in 2007, compared with a recovery of $730 in 2006. This amount represents the share of earnings or losses due to the minority shareholders of Louvem, in which Richmont Mines owns a 70% interest, and the share of the losses from the Island Gold project for 2007 that belongs to Patricia Mining Corp., a partner in this project.

Net earnings

Net earnings were $6,671, or $0.28 per share, including a gain of $7,439 on the sale of the East Amphi property. Net earnings in 2006 totalled $3,194 or $0.14 per share.

Balance sheet

Assets

The total assets of Richmont Mines rose from $78,498 as at December 31, 2006, to $85,976 at the end of 2007. The increase is due to the increase in the cash and cash equivalents.

As at December 31, 2007, the Company had working capital of $33,970 compared with $21,171 as of December 31, 2006. The increase was primarily the result of a $12,234 increase in cash and short-term investments due to higher cash generated from operations of $3,494 and proceeds of $8,536 realized on the sale of the assets of the East Amphi property. The cash balance was $27,291 on December 31, 2007 compared with $16,126 on December 31, 2006, an increase of 69%.

The total advance to Patricia Mining Corp., the minority partner in the Island Gold Mine, was $3,375 at December 31, 2007 compared with $4,500 at December 31, 2006. An amount of $1,500 compared with $1,125 at December 31, 2006 is presented in accounts receivable as it is reimbursable within the next twelve months. The total advance bears interest at prime rate plus 3% (effective rate of 9% in 2007 and 2006) and is to be reimbursed in 36 equal and consecutive monthly instalments, which started on April, 2007. This advance is secured by the 45% interest which the borrower has in the Island Gold Mine.

An amount of $159 included in accounts receivable which represents Patricia Mining Corp's share of the November 2007 cash call of $90 and accrued interest of $69 had not been settled at December 31, 2007.

Liabilities

The amount of liabilities of the Company was $24,163 as at December 31, 2007, compared with $23,808 at December 31, 2006, and is composed of short-term liabilities, asset retirement obligations, the minority interest and future mining and income taxes. Richmont Mines has no long-term debt.

Asset retirement obligations

Richmont Mines must evaluate on a periodic basis the assumptions used in the calculation of the asset retirement obligations related to eventual closure of its mining sites. At the end of the fiscal year ended December 31, 2007, the Company had the following financial legal obligations:

	Total amount
	of the estimated	Cash flow	Credit-adjusted
	cash flow	payment schedule	risk-free rate
	$		%

Beaufor Mine	391	2011	5.5
Camflo Mill	2,381	2010	5.5
Island Gold Mine	901	2010	5.5
Francoeur property	193	2010	5.5

	3,866

Future mining and income taxes

Note that future mining and income taxes, in 2006, were recorded as both assets and liabilities, since these amounts come from different corporate entities and a variety of legislation, such as federal, provincial and mining taxes. Note 8 of the Company's consolidated financial statements included in this Annual Report provides detailed information about tax reconciliation as well as future income tax assets and liabilities.

The available non-refundable provincial and federal tax credits of $4,572 and $2,181, respectively, can be carried forward for the next ten to twenty years and were not reported as assets because the Company assessed that it was not more likely than not that they will reduce the taxes due in future years.

Shareholders' equity

Shareholders' equity totalled $61,813 as at December 31, 2007, compared with $54,690 as at December 31, 2006.

At December 31, 2007, Richmont Mines had 24,053,353 shares outstanding and 2,023,000 options granted under its stock-purchase plan compared with 24,180,353 shares outstanding and 2,117,700 options granted at December 31, 2006.

Commitments and contingencies

On November 5, 2007, the Company signed an agreement (amended December 21, 2007) with LKA International, Inc. ("LKA") to acquire an option to acquire a 50% interest in the Golden Wonder property, located near Lake City, Colorado, USA. In accordance with the terms of the agreement, the Company paid an initial option payment of US$150 to evaluate the Golden Wonder property. In December 2007, the Company paid an additional option fee amount of US$150. As a condition precedent to Richmont Mines' exercise of this option, the Company must invest a total amount of US$3,000 prior to September 1, 2008, which amount includes exploration and development expenditures, the option payment of US$300 and transaction costs. In addition, in order to acquire the 50% interest in the Golden Wonder project, the Company must (i) subscribe to US$1,500 in common shares of LKA and (ii) make additional mine-related expenditures of US$3,000 (during an 8-month period starting September 1, 2008), US$6,000 (during the following 24-month period) and a final amount of US$6,000 (during the 24-month period ending on April 30, 2013). Under the agreement, failure by the Company to make any of the above-described payments would result in the loss of the option right and forfeiture of any interest of the Company in the Golden Wonder project. In accordance with the agreement, the Company will receive 50% of the net proceeds of gold sales made during all phases on the project so long as the Company has fulfilled its investment obligations described above.

In addition, the Company is subject to royalty payments on 50% of the production of the Beaufor Mine at the rate of $30 per ounce produced, a 3% royalty per ounce produced at the Island Gold Mine, and also on other properties, if they enter into commercial production which are detailed under "Item 4. INFORMATION ON THE COMPANY - Business Overview - Mineral Royalties".

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

Mineral reserves

The main parameters used to determine the mineral reserves are the following:

	2007	2006	2005

Gold (US$/ounce)	650	513	450
Exchange rate (US$/CAN$)	1.00	1.12	1.20
Gold (CAN$/ounce)	650	575	540

U.S. GAAP Reconciliation

Please refer to note 21 to the Company's consolidated financial statements included in this Annual Report.

Year ended December 31, 2006 compared to year ended December 31, 2005 (all dollar amounts are in thousands of Canadian dollars unless otherwise stated except per share and per ounce data)

Overview

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

In 2006, 179,194 tonnes of ore at an average recovered grade of 3.47 g/t were extracted from the East Amphi Mine, yielding 20,000 ounces of gold sold at an average price of US$603. Despite a grade that was weaker than expected, the cash cost of production met expectations at US$485 per ounce. No production took place in 2005 since the project was an advanced exploration project at the time.

Investments

In 2006, the bulk of the Company's investments, or a total of $21,934 were made in connection with the Island Gold project. $3,125 of investments were made at the Beaufor and East Amphi mines and in other property, plant and equipment. In 2005, beyond $3,197 invested at the Beaufor Mine and other property, plant and equipment, investments included $11,533 at the Island Gold property and $13,586 at the East Amphi advanced exploration project.

Financial aspects

The preparation of financial statements involves making estimates and assumptions that have a significant impact on the reported amounts of revenues, expenses, assets and liabilities. The items most dependent on the use of estimates include the useful life of assets, depreciation and depletion calculations based on proven and probable reserves, and the calculation of asset retirement obligations as well as future income and mining taxes. Consequently, future results may differ from these estimates.

Summary of operational and financial results

During 2006, the Company had a net profit of $3,194, or $0.14 per share, compared with net loss of $27,480 or $1.54 per share, in 2005.

The Company's mining operations generated cash flows of $2,429 in 2006 compared with the use of cash $3,996 in 2005.

The Company had no long-term debt and possessed working capital of $21,171 as at December 31, 2006 compared with no long-term debt and $21,877 of working capital as at December 31, 2005. The Company believes that it would have access to other sources of financing if additional capital became necessary to finance its expansion.

Changes in accounting policies

The Company did not adopt any new accounting policies in 2006.

Revenue

Precious metal revenue - For the year ended December 31, 2006, revenue from sales of precious metal reached $30,539, compared with $19,845 in 2005. For 2006, the 53% increase in precious metal revenue was attributable primarily to the 21% increase in ounces of gold sold by Richmont Mines, which was directly related to the production from the East Amphi Mine, which came into production during 2006 as well as the 36% increase in the gold price, partially offset by the reduced production at the Beaufor Mine and a lower availability of ore.

Other revenue - Other revenue totalled $2,350 at the end of 2006 compared to $1,508 in 2005. This increase was primarily a result of an increase in interest revenue from short-term investments due to the increase in liquid assets following the financing that was completed in June 2006.

Expenses

Operating costs - Operating costs during 2006 were $27,169 compared with $16,522 during 2005. The difference of $10,647 between the total operating costs during 2006 and 2005 was a result of the start of commercial production of the East Amphi Mine in February 2006, which brought the total number of tonnes of ore milled from the Beaufor and East Amphi mines during 2006 to 318,707, compared with the 199,269 tonnes of ore produced solely at the Beaufor Mine in 2005.

Royalties - Due to the decline in production at the Beaufor Mine in 2006, and consequently in sales, the royalties paid by the Company in 2006 totalled $189, compared with $231 in 2005.

Custom milling - In 2006, ore totalling 33,509 tonnes was milled by the Company, compared with 42,842 tonnes in 2005. In 2006, with Beaufor and East Amphi mines in production, there was less capacity for custom milling. Activities related to custom milling represented expenses of $591 in 2006, compared with $722 in 2005. Revenues from custom milling are presented under the caption "Other revenue" in the consolidated financial statements of the Company included in this Annual Report.

Administration - Expenses related to administration totalled $2,957 in 2006, compared with $3,923 in 2005. The decrease in these expenses is mainly due to stock-based compensation, which was $393 in 2006, compared with $1,350 in 2005.

Exploration and project evaluation - As in previous years, Richmont Mines continued its investments related to exploration and project evaluation. These expenses fell from $2,375 in 2005 to $2,080 in 2006. The decrease is attributable primarily to an increase in exploration tax credits, partially offset by an increase in actual exploration and project evaluation expenditures, as detailed in the table below.

Investments for exploration and project evaluation

	2006	2005
	$	$

Beaufor Mine	1,342	862
Francoeur property	146	50
Valentine Lake property	67	393
Wasamac property	54	40
Other properties	680	623
Project evaluation	583	509

	2,872	2,477

Exploration tax credits	(792)	(102)

	2,080	2,375

Accretion expense of asset retirement obligations - This charge was $214 in 2006, compared with $167 in 2005. As the Company's production and exploration activities are subject to a variety of laws and federal and provincial regulations governing the protection of the environment, the Company has reported the asset retirement obligations for the mining sites on the basis of management's best estimate of the future costs. These estimates may be subject to changes if the laws and regulations are changed or if new events arise.

Depreciation and depletion - The amounts related to depreciation and depletion totalled $3,146 in 2006, compared with $1,618 in 2005. The differences are attributable primarily to the increase in gold sales, which were 44,866 ounces in 2006, compared with 36,956 ounces in 2005.

Gain on disposal of mining assets - A factor that contributed to the improvement in earnings in 2006 was the gain on disposal of mining assets of Richmont's Nugget Pond property, located in Newfoundland when compared to 2005 with the $292 gain on the sale of the other mining equipment.

Write-down of mining assets - As part of its periodic evaluation of the book value of its assets as described in note 1 g) of the Company's consolidated financial statements included in this Annual Report, the Company determined that no write-down of the mining assets was required as at December 31, 2006.

Mining and income taxes

In 2006, mining and income taxes showed a recovery of $2,686, compared with a recovery of $2,480 in 2005. The recovery of current taxes in 2006 was mainly due to a federal tax refund of $955, resulting from the carry-back of losses to prior years, and the reduction in the valuation allowance related to the future tax recovery. Details on taxes are found in note 8 of the Company's consolidated financial statements included in this Annual Report.

Minority interest

In the Company's consolidated financial statements, the minority interest recovery totalled $730 in 2006, compared with an expense of $6 in 2005. This amount represents the share of earnings or losses due to the minority shareholders of Louvem, in which Richmont Mines owns a 70% interest, and the share of the losses from the Island Gold project for 2006 that belongs to Patricia Mining Corp., a partner in this project.

Net earnings (loss)

Net earnings were $3,194 for 2006 compared with a net loss of $27,480 for 2005. The difference of $30,674 between the net earnings of 2006 and the net loss of 2005 can be explained primarily by the non-cash write-down of the mining assets of the East Amphi property, for which a charge of $26,041 was recorded in 2005. When the reduction of $3,135 in future mining and income taxes was taken into account, the net write-down was $22,906. The second factor that contributed to the variance in earnings was the $3,259 gain on the sale, on October 30, 2006, of the assets of the Nugget Pond property, located in Newfoundland. This amount includes the sale price of $2,250, the elimination of the property's asset retirement obligations in the amount of $709, and the issue to the Company of 1,000,000 shares in the acquiring company, New Island Resources Inc. (TSX-V: NIS), having a market value of $300 at the time of the transaction. Finally, the Company recovered mining and income taxes for a net amount of $2,686 in 2006 following a federal tax refund due to the carry-back of losses and reduction in the valuation allowance related to the future income tax liability recognized as a result of the 2005 flow-through share financing.

Balance sheet

Assets

The total assets of Richmont Mines rose from $54,226 as at December 31, 2005, to $78,498 at the end of 2006. The increase is due to the increase in the mining assets of the Island Gold property.

As at December 31, 2006, the Company had working capital of $21,171, compared with $21,877 as of December 31, 2005. Although investments in property, plant and equipment during the year totalled $28,316, this stability of working capital was attributable primarily to the financing completed in June 2006, which yielded the Company net proceeds of $13,777, the recovery of $4,892 in taxes; and proceeds of $2,250 realized on the sale of the assets of the Nugget Pond property.

Total advances to a minority partner in the Island Gold project (Patricia Mining Corp. (TSX: PAT)) was $4.5 million during 2006. Since this advance is repayable in 36 equal and consecutive monthly payments starting on April 1, 2007, and bears interest at 3% over the prime rate, an amount of $1,125 was recorded in short-term accounts receivable in 2006. This advance is guaranteed by the 45% interest that the borrower owns in the Island Gold mining project, which is held jointly with the Company.

Liabilities

The amount of liabilities of the Company was $23,808 as at December 31, 2006, compared with $13,763 at December 31, 2005, and is composed of short-term liabilities, asset retirement obligations, the minority interest and future mining and income taxes. Richmont Mines has no long-term debt.

The substantial increase in liabilities is attributable to an increase in the minority interest. In 2006, an amount of $9,342 was accounted for under "Minority interest" in accordance with AcG-15, which has been in effect since January 2005, which relates to the "Consolidation of variable interest entities" following the consolidation of the Island Gold project.

Richmont Mines must evaluate on a periodic basis the assumptions used in the calculation of the asset retirement obligations related to eventual closure of its mining sites. At the end of the fiscal year ended December 31, 2006, the Company had the following financial legal obligations:

	Total amount
	of the estimated	Cash flow	Credit-adjusted
	cash flow	payment schedule	risk-free rate
	$		%

Francoeur property	192	2007	5.5
Beaufor Mine	391	2008	5.5
Camflo Mill	2,381	2010	5.5
East Amphi Mine	133	2007	5.5
Island Gold property	901	2010	5.5

	3,998

Future mining and income taxes

Note that future mining and income taxes were recorded as both assets and liabilities, since these amounts come from different corporate entities and various legislations, such as federal, provincial and mining taxes. Note 8 of the Company's consolidated financial statements included in this Annual Report provides detailed information about tax reconciliation as well as future income tax assets and liabilities.

The available non-refundable provincial and federal tax credits of $4,567 and $2,287, respectively, can be carried forward for the next ten to twenty years and were not reported as assets because the Company assessed that it was not more likely than not that they will reduce the taxes due in future years.

Shareholders' equity

Shareholders' equity totalled $54,690 as at December 31, 2006, compared with $40,464 as at December 31, 2005. The increase is primarily due to the rise in capital stock, which increased from $50,600 in 2005 to $61,340 in 2006 as a result of the June 2006 public offering.

At December 31, 2006, Richmont Mines had 24,180,353 shares outstanding and 2,117,700 options granted under its stock-purchase plan compared with 20,994,553 shares outstanding and 1,948,000 options granted at December 31, 2005.

Commitments and contingency

Since the conclusion of an agreement with the Quebec Ministry of Natural Resources in July 2001, the amounts of government assistance recorded as revenues and as a reduction of property, plant and equipment totalled $2,126 and $574, respectively. According to the agreement, an amount of $900 must be repaid on July 31, 2007, if the Beaufor Mine is in production during the twelve months preceding the date of repayment and if the average daily price of an ounce of gold on the "AM FIX" of the London exchange is greater than or equal to US$325. Currently it is impossible to predict the amount that could become repayable; consequently, no provision for this purpose has been recorded in the financial statements.

In addition, the Company is subject to royalty payments on the output of the Beaufor Mine and also on certain other properties, if they enter into commercial production which are detailed under "Item 4. INFORMATION ON THE COMPANY - Business Overview - Mineral Royalties".

New Accounting Pronouncements

Financial instruments - recognition and measurement

In January 2005, the Canadian Institute of Chartered Accountants (the "CICA") issued new Handbook Section 3855 "Financial instruments - recognition and measurement", effective for annual periods beginning on October 1, 2006. This standard prescribes when a financial asset, financial liability, or non-financial derivate is to be recognized on the balance sheet and whether the fair value or cost-based methods are used to measure the amounts. It also specifies how financial instrument gains and losses are to be presented. The application of these standards is not expected to have a significant effect on the Company.

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

U.S. GAAP Reconciliation

Please refer to note 21 to the Company's consolidated financial statements included in this Annual Report.

B.

Liquidity and Capital Resources (all dollar amounts are in thousands of Canadian dollars)

On December 31, 2007, the Company had working capital of $33,970 compared with $21,171 on December 31, 2006. The increase was primarily the result of a $12,234 increase in cash and short-term investments due to higher cash generated from operations of $3,494 and proceeds of $8,536 realized on the sale of the assets of the East Amphi property. The Company's cash balance was $27,291 on December 31, 2007 compared with $16,126 on December 31, 2006, an increase of 69%. After three years of active capital expenditures on its projects, Richmont Mines current investment forecast for its existing projects is limited and is expected to be funded with existing cash and cash equivalents and with cash flow from operations.

As at December 31, 2007, the Company has a credit facility of $3,000, with no security requirement other than the maintenance of cash and cash equivalents in excess of $10,000, for the issuance of letters of credit in regard to the settlement of asset retirement obligations.

Cash flow from operating activities

Cash flow from operations increased from an earning of $2,429 in 2006 to an amount of $11,811 in 2007 mainly due to the net change in non-cash working capital items which used an amount of $1,283 in 2006 compared to generating an amount of $7,171 in 2007.

Cash flow used in investing activities

In 2007, the bulk of the Company's investments, or a total of $4,495, was mainly allocated to the Island Gold Mine while in 2006 this amount was $21,934 for the Island Gold project.

Cash flow from financing activities

The Company issued 102,000 common shares during 2007 and 143,300 common shares during 2006 following the exercise of options, for a total cash consideration of $183 and $334, respectively.

Under its normal course issuer bid programs, which the Board of Directors deems an appropriate use of the Company's funds considering the price of its common shares and the Company's strong balance sheet and outlook, Richmont Mines bought back 229,000 common shares during 2007 and 57,500 common shares in 2006 for a total amount of $658 and $171 respectively. The shares were cancelled immediately after their repurchase.

In 2006, Richmont Mines issued 3,100,000 common shares at $4.90 each, for gross proceeds of $15,190 as part of a financing by short-form prospectus concluded in June 2006, for net proceeds of $13,777. This financing was completed in order to fund the exploration and development of the Island Gold project and the ongoing exploration programs.

In 2006, one of the Company's subsidiaries, Louvem Mines Inc., bought back 35,000 common shares under its own share buyback program, for a total amount of $13.

After three years of active capital expenditures on its projects, Richmont Mines current investment forecast for its existing projects is limited and is expected to be funded with existing cash and cash equivalents and with cash flow from operations.

As at December 31, 2007, Richmont Mines Inc. had working capital of $33,970 cash and cash equivalents of $27,291 and no long-term debt.

C.

Research and Development, Patents and Licenses, etc.

None.

D.

Trend Information

See discussions in Parts A and B of Item 5 “Operating Results and Financial Review and Prospects”. There were no other significant trend information to report.

E.

Off-Balance Sheet Arrangements

The Company did not have any off-balance sheet arrangements as of December 31, 2007 that have or are reasonably likely to have a current or future effect on the Company's financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors other than the ones disclosed in note 5 c) of the financial statements.

F.

Tabular Disclosure of Contractual Obligations

As of December 31, 2007, the Company had the following long-term liabilities required to be reflected on the Company's balance sheet under Canadian generally accepted accounting principles.

	Payments due by period (in thousand $)
		Less than			More than
Contractual obligations	Total	1 year	1-3 years	3-5 years	5 years
Asset retirement obligations	$3,866	-	$3,866	-

As of December 31, 2007, the Company had no long-term debt obligations, capital lease obligations, operating lease obligations or purchase obligations.

ITEM 6.     DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.     Directors and Senior Management

The names, offices, principal occupations, length of service and share ownership of the directors and senior management of the Company are as follows:

	Office held		Director	Number of
Name and Municipality	with the	Principal	or Officer	shares owned on
of Residence	Company	Occupation	since	May 2, 2008 1

Jean-Guy Rivard	Chairman of the	Chairman of the	Feb. 25,	1,220,800
Rouyn-Noranda (QC)	Board and	Board of Richmont	1981
Canada	Director	Mines

Martin Rivard[2]	President, Chief	President and CEO	Oct. 1,	14,000
Rouyn-Noranda (QC)	Executive	of Richmont Mines	2005
Canada	Officer and
	Director

Denis Arcand [3,4]	Director	President of a	Sept. 28,	36,348
Brossard (QC)		private holding	1995
Canada		company

Raynald Vézina, Eng. 3, [4]	Director	Consultant	Oct. 30,	Nil
Québec (QC)			2006
Canada

Réjean Houle [3,4]	Director	Ambassador,	Jan. 27,	39,000
Montréal (QC)		Canadien Hockey	1989
Canada		Club Inc.

Stephanie Lee	Secretary	Lawyer, McCarthy	April 13,	Nil
Montréal (QC)		Tétrault LLP, law	2007
Canada		firm

Christian Pichette	Vice President,	Vice President,	October 6,	4,500
Brossard (QC)	Operations	Operations of	2005
Canada		Richmont Mines

Nicole Veilleux	Financial	Financial Director of	March 1,	1,000
Rouyn-Noranda (QC)	Director	Richmont Mines	2006
Canada

1

As the Company has no direct knowledge of the number of shares controlled by the above-mentioned directors and officers, the information was provided by each of them.

2

Martin Rivard is Jean-Guy Rivard's son.

3

Member of the Audit Committee

4

Member of the Compensation Committee

The Company does not have any other Board committee other than those mentioned above.

The above-mentioned individuals have held their principal occupation as indicated opposite their respective names during the last five years, except for Mr. Martin Rivard, who, prior to October 2005, was Executive Vice-President of Richmont Mines, Mr. Christian Pichette, who was, prior to October 2005, General Manager of Niobec Mine, Cambior Inc.; and Ms. Nicole Veilleux, who was, prior to March 2006, Controller of Richmont Mines.

Each director shall, unless he resigns from the Board or leaves the Board for any reason, hold his directorship until the close of the next annual meeting of shareholders or until his successor is elected or appointed.

The directors and officers mentioned above own a total of 1,315,648 voting shares, of the Company as of May 2, 2008, which represents about 5.5% of all the shares issued and outstanding of Richmont Mines Inc. Furthermore, no director or officer owns voting shares of Louvem Mines Inc.

B.     Compensation

Compensation of Directors

On December 14, 2006, the compensation committee of the Company adopted an amendment to the remuneration plan for the directors who are not senior officers of the Company or its affiliates or who do not receive any remuneration as such. Pursuant to the remuneration plan as amended, an annual fee of $5,000 is paid to each such director plus an attendance fee of $500 per meeting including the meetings of committees. As such, three directors have received an aggregate remuneration of $33,000 during the year ended December 31, 2007. A total of 50,000 options to acquire common shares of the Company at an exercise price of $2.74 per common share were granted to the independent directors in 2007 pursuant to the terms of the Company's share option plan described below.

Compensation of senior officers

During the year ended December 31, 2007 the four Named Executive Officers of the Company (as hereinafter defined) were paid an aggregate cash remuneration of $807,265,

The following information indicates the remuneration paid for the financial year ended December 31, 2007 and the two previous financial years by the Company and its subsidiaries to the Company's President and Chief Executive Officer, the Financial Director and other members of the Company's senior management (collectively, the "Named Executive Officers.

Summary Compensation Table

		Annual		Long-Term Compensation
		Compensation(1)		Awards
					Options
Name and					exercisable/			Market value of
Principal				Shares	not exercisable			securities	Expiry	All Other
Position of the				Under	as at	% of	Exercise	underlying option	Date	Compen-
named Executive	Period	Salary	Bonus	Options	December	Options	price	on the date of	(mm-dd-	sation
Officers		($)	($)	(#)	31, 2007	granted	($/security)	grant ($/security)	yyyy)	($)
Jean-Guy Rivard
Chairman of the	2007	177,288	25,000	100,000	20,000/80,000	16.1%	$3.11	$3.11	04-04-2012	11,057
Board (2) (3)				200,000	40,000/160,000	32.3%	$3.15	$3.15	12-13-2012
Martin Rivard
President and	2007	177,500	50,000	50,000	10,000/40,000	8,1%	$2.88	$2.88	08-07-2012	9,545
Chief Executive				50,000	10,000/40,000	8,1%	$3.15	$3.15	12-13-2012
Officer
Christian Pichette
Vice President,	2007	218,048	45,000	-	-	-	-	-	-	14,226
Operations(4)
Nicole Veilleux
Financial	2007	99,429	15,000	15,000	3,000/12,000	2.4%	$2.74	$2.74	01-07-2012	3,146
Director(5)

(1)

Does not include perquisites and other personal benefits, securities or property, the aggregate of which is no greater than $50,000 or 10% of the total of the annual salary and bonus of the Named Executive Officer for the financial year.

(2)

During the period from August 1, 2005 to September 30, 2005, Mr. Jean-Guy Rivard was also President and Chief Executive Officer of the Company.

(3)

In addition to this amount, Mr. Rivard has received $120,016 in 2007, $120,016 in 2006 and $23,080 in 2005 in salary as President and Chief Executive Officer of Louvem Mines Inc., a subsidiary of the Company.

(4)

Mr. Christian Pichette was appointed Vice President, Operations on September 12, 2005.

(5)

Ms. Nicole Veilleux was appointed Financial Director and Chief Financial Officer on March 1, 2006. Prior to this date, Ms. Veilleux was controller of Richmont Mines Inc.

Remuneration pursuant to plans

The Company has only one equity compensation plan, which is a share option plan for the benefit of the directors, officers, employees and service providers (providing ongoing services) of the Company and its affiliates (the "Plan"). The Plan was amended by shareholders on May 18, 2007 to be more closely aligned with applicable regulatory requirements.

The total number of common shares authorized to be issued under the Plan is 4,444,400, representing 18.49% of the currently issued and outstanding common shares of the Company. As of May 2, 2008, options to purchase an aggregate of 2,064,000 common shares were outstanding under the Plan, representing 8.58% of the currently issued and outstanding common shares of the Company.

Under the Plan, the number of common shares issued to any one insider and such insider's associates within any one year period, under all security-based compensation arrangements, cannot exceed 5% of issued and outstanding common shares of the Company. Also, the number of common shares issuable to insiders under all security-based compensation arrangements, cannot exceed 10% of issued and outstanding common shares of the Company at the time that the relevant options are granted. Finally, the number of common shares issued to insiders, within any one-year period, under all security-based compensation arrangements, cannot exceed 10% of issued and outstanding common shares of the Company.

The Plan is administered by the Company's board of directors which determines those directors, officers, employees and service providers to whom stock options will be granted and the terms and conditions of grants of options, including the number of options to be granted and the exercise price; provided, however, that the exercise price may not be less than the average closing price of one common share sold as part of the last board lot traded on the Toronto Stock Exchange and the American Stock Exchange on the trading day immediately preceding the date of grant and on which a board lot of common shares was sold on these exchanges. In the absence of such a closing price, the exercise price may not be less than the average daily bid and ask prices on the Toronto Stock Exchange and American Stock Exchange on the trading day immediately preceding the date of grant. The minimum exercise price fixed by the board of directors at the time of grant will be the closing sale price of one common share on the Toronto Stock Exchange on the trading day immediately preceding the date of grant.

Options that have been granted under the Plan vest or become exercisable according to determinations made by the board of directors on the date of grant. Also, options cease to be exercisable and expire on the date decided by the board of directors on the date of grant, which cannot exceed ten years from the date of the grant. Upon death, termination without cause, resignation or early retirement, options that have not been exercised must be exercised during a period that is 60 days from the date of termination without cause, resignation or early retirement or 6 months from the date of death. The board of directors has the discretion to vary these terms and conditions and to vary these periods, provided that the maximum term for any option is 10 years from the date of grant. Upon the occurrence of certain events such as the merger, amalgamation, winding-up, liquidation, dissolution or takeover of the Company, the board of directors may accelerate the date on which options become exercisable so that all options become exercisable within a period of 30 days of the relevant optionholders being notified and all options which remain unexercised at the end of such period will immediately expire.

Options may not be assigned or transferred with the exception of exercises by a personal representative of a deceased optionholder or one unable to manage its own affairs.

The following is a detailed summary of the certain amendments to the Plan adopted by the shareholders of the Company on May 18, 2007.

Extension of exercise periods for options which expire within or shortly after a blackout period

Options must normally not be exercised by insiders when a trading blackout period is in effect. This poses a potential problem when an option is set to expire during a blackout period. The policies of the Toronto Stock Exchange allow issuers' stock option plans to be amended to extend the exercise period for up to 10 business days beyond the issuer's trading blackout period. The Plan was amended to provide that if the date on which an option expires occurs during a blackout period or within 10 business days after the last day of a blackout period, the date of expiry of such option will be the last day of such 10 business day period.

New amendment provisions

Formerly, the Plan provided that it could be amended with the approval of the board of directors and the Toronto Stock Exchange. The Toronto Stock Exchange has a policy that sets out when shareholder approval is required for plan amendments. The Toronto Stock Exchange has encouraged issuers to adopt more detailed amendment provisions that distinguish between plan amendments that do, and those that do not, require shareholder approval. The amendment provisions of the Plan were amended to meet the requirements of the Toronto Stock Exchange.

The new amendment provisions of the Plan are described below.

  The board may, at any time and from time to time, amend, suspend or terminate the Plan, in whole or in part, or amend any term of any issued and outstanding option (including, without limitation, the price at which shares may be purchased under the Plan, the vesting and the expiry date of an outstanding Option) provided that no such amendment, suspension or termination may be made without:

    obtaining approval of the shareholders of the Company, unless not required pursuant to the Plan or applicable regulatory authority or stock exchange requirements;

    obtaining any required approval of any applicable regulatory authority or stock exchange;

    in the case of issued and outstanding options, obtaining the consent or, subject to regulatory approval, the deemed consent of the concerned option holder in the event that the amendment materially prejudices the option holder's rights.

  Shareholder approval is not required with respect to the following amendments, in as much as the amendment is in accordance with applicable regulatory requirements:

    changing the eligibility for, and limitations on, participation in the Plan;

    modifying the periods during which options may be exercised, subject to, as the case may be, (i) the expiry date occurring on or before the tenth anniversary of the award date, and (ii) a maximum extension of three years beyond the initial expiry date for any option holder;

    changing the terms on which options may be awarded and exercised including the provisions relating to the exercise price, the date on which an option becomes exercisable, the expiry date, the right to assign an option and the adjustments to be made pursuant to the Plan;

  making any addition to, deletion from or alteration to the provisions of the Plan that are necessary to comply with applicable law or the requirements of any applicable regulatory authority or stock exchange;

  correcting or rectifying any ambiguity, defective provision, error or omission in the Plan; and

  changing the provisions relating to the administration of the Plan;

unless any amendment made to the Plan would reduce the exercise price of an issued and outstanding option, lead to a significant or unreasonable dilution of the outstanding shares or provide additional material benefits to insiders, in which case approval of the shareholders of the Company must be obtained. In addition, if an amendment would reduce the exercise price of any outstanding option held by an insider or would extend the expiry date of options held by Insiders beyond the exercise periods contemplated under the Plan or provided on the relevant option certificate, approval of the shareholders of the Company, other than the relevant insiders, must be obtained.

Information on the Plan as at December 31, 2007

	Number of securities to	Weighted-average	Number of securities
	be issued upon exercise	exercise price of	remaining available for
	of outstanding options	outstanding options	future issuance under the
plan (excluding
securities reflected in
column (a))
Plan Category	(a)	(b)	(c)

Share Option Plan	2,023,000	$4.22	662,200
(approved by the
shareholders)

As at May 2, 2008, options giving the right to purchase an aggregate of 2,064,000 shares were outstanding under the Plan at exercise prices ranging from $2.74 to $6.60 per share. During the financial year ended December 31, 2007, options giving the right to purchase a total of 475,000 shares at prices ranging from $2.74 to $3.15 per share were granted under the Plan to directors and officers and options to purchase an aggregate of 100,000 shares at the price of $1.78 per share were exercised by directors and officers.

The Company has directors' and officers' liability insurance for a maximum amount of $5,000,000 for which the Company pays an annual premium of $57,225. The insurance policy does not contain a deductible for the directors and officers but a deductible of $100,000 per event and US$250,000 if within the limits of the territories of the United States.

No director or executive officer of the Company is currently indebted to the Company or was indebted to the Company during the year ended December 31, 2007.

No funds were set aside or accrued by the Company or its subsidiaries during 2007 to provide pension, retirement or similar benefits.

Except for the Plan, the Company has no bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to the Company's directors or officers.

C.     Board Practices

The directors serve as directors of the Company from their election on the day of the Annual General Meeting of the Company, last held on May 18, 2007, until the next Annual and Special General Meeting that will be held on May 13, 2008 or until a successor is duly elected.

Directors

Name	Elected or
Appointed Director
Jean-Guy Rivard	February 1981
Martin Rivard	October 2005
Denis Arcand	September 1995
Réjean Houle	January 1989
Raynald Vézina	October 2006

There are no director's service contracts with the Company or any of its subsidiaries providing for benefits upon termination of employment.

The Compensation Committee reviews annually the compensation paid to the directors and senior management by taking into account and comparing it with compensation paid to directors and senior management of comparable companies. The Compensation Committee takes into account senior management's responsibilities and workload in setting each officer's compensation. The Committee favours competitive compensation in order to keep competent key employees. The Compensation Committee meets at least annually.

The Audit Committee meets at least four times a year in order to review the Company's financial position, meets with auditors and analyzes performance, existing and potential investments and the mining property portfolio. The Company's audit committee charter is annexed hereto as Exhibit 15.1.

Senior Management

Name	Appointed to Current
Office
Jean-Guy Rivard	February 25, 1981
Martin Rivard	October 1, 2005
Christian Pichette	September 12, 2005
Nicole Veilleux	March 1, 2006

The above officers of the Company have no set term of office and serve at the pleasure of the Board.

D.     Employees

The number of employees of the Company as of December 31, 2007, 2006 and 2005, was 262, 305 and 257 respectively. The distribution of the employees was the following:

Category of Activity or	December 31,
Geographical Location	2007	2006	2005
Corporate Office	14	12	13
Exploration	3	2	1
Beaufor	91	104	119
Camflo	22	26	28
Island Gold	132	135	55
Newfoundland	-	-	4
East Amphi	-	26	37
Total	262	305	257

Share Ownership

Set forth below is the amount of the Company's common stock and options owned by the Company's directors and senior management as of May 2, 2008.

Shareholdings of Directors and Senior Management

Title of	Identity of Person or	Number of Shares of	Percent of
class	Group	Common Stock	Class(1)
		Beneficially Owned
Common	Jean-Guy Rivard	1,220,800(2)	5.08%
Common	Denis Arcand	36,348	0.15%
Common	Réjean Houle	39,000	0.16%
Common	Raynald Vézina	-	-
Common	Martin Rivard	14,000	0.06%
Common	Christian Pichette	4,500	0.02%
Common	Nicole Veilleux	1,000	-

(1)

Based upon 24,041,653 shares outstanding at May 2, 2008. Percentages do not include shares issuable upon exercise of options owned by the holder.

(2)

1,000,000 shares are held indirectly through Les Entreprises Tremoy Ltee, a private company controlled by Mr. Rivard and 220,800 are directly held.

Information regarding the outstanding stock options held by directors and senior management of the Company as of May 2, 2008, is set forth below.

Stock Options Outstanding

Name	Number of shares of	CAN$	Expiration
	common stock	Exercise price	date
	options
Jean-Guy Rivard	150,000	6.60	01-14-2009
Jean-Guy Rivard	100,000	5.30	06-29-2010
Jean-Guy Rivard	200,000	5.30	07-07-2010
Jean-Guy Rivard	100,000	4.04	08-03-2011
Jean-Guy Rivard	100,000	2.83	12-13-2011
Jean-Guy Rivard	100,000	3.11	04-04-2012
Jean-Guy Rivard	200,000	3.15	12-13-2012
Raynald Vézina	50,000	2.95	10-30-2011
Réjean Houle	50,000	5.30	06-29-2010
Réjean Houle	25,000	2.74	01-07-2012
Denis Arcand	50,000	5.30	06-29-2010
Denis Arcand	25,000	2.74	01-07-2012
Martin Rivard	50,000	5.30	07-07-2010
Martin Rivard	50,000	4.36	01-30-2011
Martin Rivard	50,000	2.83	12-13-2011
Martin Rivard	50,000	2.88	08-07-2012
Martin Rivard	50,000	3.15	12-13-2012
Christian Pichette	50,000	4.97	10-05-2010
Christian Pichette	50,000	4.36	01-30-2011
Christian Pichette	50,000	2.83	12-13-2011
Nicole Veilleux	25,000	5.16	08-25-2008
Nicole Veilleux	10,000	5.30	07-07-2010
Nicole Veilleux	15,000	4.04	08-03-2011
Nicole Veilleux	15,000	2.74	01-07-2012

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

Mr. Rivard does not have different voting rights from the Company's other shareholders.

On December 31, 2007, the shareholders' list for the Company's common stock showed 256 registered shareholders and 24,053,353 shares outstanding. A total of 118 (46.1%) of these shareholders were US residents, owning 3,061,457 shares representing approximately 12.7% of the issued and outstanding shares of common stock.

The Company is not directly or indirectly owned or controlled by another corporation or by any foreign government or by any other national or legal person, severally or jointly.

The Company has no knowledge of any arrangement that may, at a subsequent date, result in a change of control of the Company.

B.     Related Party Transactions

During the period since the beginning of the Company's preceding financial year up to the date of this Annual Report, there have been no transactions or loans between the Company and (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, the Company; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of the Company that gives them significant influence over the Company, and close members of any such individual's family; (d) key management personnel, that is, those persons having authority and responsibility for planning, directing and controlling the activities of the Company, including directors and senior management and close members of such individuals' families; and (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence.

C.     Interests of Experts and Counsel

Not applicable.

ITEM 8.     FINANCIAL INFORMATION

A.     Consolidated Statements and Other Financial Information

The following consolidated financial statements of the Company are attached to this Annual Report:

Report of the Independent Registered Public Accounting Firm on Internal Control dated February 8, 2008

Report of the Independent Registered Public Accounting Firm dated February 8, 2008

Comments by Auditors for American Readers on Canada - US Reporting differences dated February 8, 2008

Consolidated Balance Sheets at December 31, 2007 and December 31, 2006

Consolidated Statements of Earnings for the Years ended December 31, 2007, December 31, 2006 and December 31, 2005

Consolidated Statements of Comprehensive Income and Deficit for the Years ended December 31, 2007, December 31, 2006 and December 31, 2005

Consolidated Statements of Cash Flow for the Years ended December 31, 2007, December 31, 2006 and December 31, 2005

Notes to Consolidated Financial Statements

The Company has not declared or paid any dividends on its common shares since its incorporation. Richmont Mines has no current plans to pay dividends on its common shares. Its present policy is to retain earnings to finance its capital expenditures program. In the future, the Board of Directors may declare dividends according to its assessment of the financial position of the Company, taking into account its financing requirements for future growth and other factors that the Board of Directors may deem relevant in the circumstances. The Company had no export sales during 2007.

The Company knows of no active, pending or overtly threatened legal or arbitration proceeding to which the Company is a party or to which any of its properties is subject which may have, or has had in the recent past, a significant effect on the Company's financial position or profitability.

B.     Significant Changes

No significant change has occurred since December 31, 2007 in the Company's financial condition or results of operations.

ITEM 9.     THE OFFER AND LISTING

The Company's common stock is traded on the Toronto Stock Exchange under the symbol "RIC" and on the American Stock Exchange also under the symbol "RIC".

Toronto Stock Exchange

Set forth below are the high and low sell prices on the Toronto Stock Exchange for actual trades of shares of the Company's common stock for the periods indicated.

Last Five Full Years
Toronto Stock Exchange Common
Stock Trading Activity

	- Price -
	Canadian Dollars
Year Ended	High	Low
December 31, 2003	$6.90	$3.80
December 31, 2004	$6.90	$4.00
December 31, 2005	$5.85	$3.82
December 31, 2006	$5.40	$2.40
December 31, 2007	$4.00	$2.56

Last Two Full Years
Toronto Stock Exchange
Common Stock Trading Activity

	- Price -
	Canadian Dollars
Quarter Ended	High	Low
March 31, 2006	$4.65	$3.55
June 30, 2006	$5.40	$3.78
September 30, 2006	$4.30	$2.63
December 31, 2006	$3.52	$2.40
March 31, 2007	$3.30	$2.56
June 30, 2007	$4.00	$2.84
September 30, 2007	$3.10	$2.65
December 31, 2007	$3.79	$2.91

Last Six Months
Toronto Stock Exchange
Common Stock Trading Activity

	- Price -
	Canadian Dollars
Month Ended	High	Low
November 30, 2007	$3.75	$3.00
December 31, 2007	$3.49	$2.91
January 31, 2008	$3.58	$2.03
February 29, 2008	$3.93	$3.25
March 31, 2008	$4.18	$3.38
April 30, 2008	$4.20	$3.40

American Stock Exchange

The Company's common stock was listed for trading on the American Stock Exchange effective on March 6, 1997. Set forth below are the high and low sell prices on the American Stock Exchange for actual trades of shares of the Company's Common Stock for the periods indicated.

Last Five Full Years
American Stock Exchange
Common Stock Trading Activity

	- Price -
	US Dollars
Year Ended	High	Low
December 31, 2003	$5.29	$2.78
December 31, 2004	$5.39	$3.00
December 31, 2005	$4.73	$3.20
December 31, 2006	$4.75	$2.18
December 31, 2007	$4.07	$2.19

Last Two Full Years
American Stock Exchange
Common Stock Trading Activity

	- Price -
	US Dollars
Quarter Ended	High	Low
March 31, 2006	$4.00	$3.21
June 30, 2006	$4.75	$3.36
September 30, 2006	$3.87	$2.36
December 31, 2006	$3.10	$2.18
March 31, 2007	$2.82	$2.19
June 30, 2007	$3.44	$2.49
September 30, 2007	$3.05	$2.50
December 31, 2007	$4.07	$2.95

Last Six Months
American Stock Exchange
Common Stock Trading Activity

	- Price -
	US Dollars
Month Ended	High	Low
November 30, 2007	$4.07	$3.02
December 31, 2007	$3.45	$3.00
January 31, 2008	$3.59	$3.00
February 29, 2008	$3.92	$3.20
March 31, 2008	$4.17	$3.22
April 30, 2008	$4.10	$3.40

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

The directors of the Company may:

(a)

borrow funds on the Company's credit for the amounts and on conditions that are deemed suitable;

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

C.     Material Contracts

East Amphi Sale Agreement

On June 29, 2007, Richmont Mines entered into the Asset Purchase Agreement between Richmont Mines and Osisko Exploration Ltd ("Osisko"), pursuant to which Richmont Mines sold its East Amphi property and related surface equipment to Osisko in consideration for a cash payment of $2,450,000 and 1,109,000 common shares of Osisko valued at $6,086,000 at the time of the sale. In connection with the sale, Richmont Mines was released from all claims and other liabilities relating to the East Amphi Mine

Golden Wonder Option Agreement

On November 5, 2007, the Company entered into the Letter Agreement with LKA, pursuant to which LKA granted the Company the option to acquire a 50% interest in the Golden Wonder property, located near Lake City, Colorado, USA. Under this agreement, in order to exercise its option to acquire the 50% interest in the Golden Wonder property, the Company is obligated to (i) pay an upfront option fee of $300,000, which the Company has already paid, (ii) invest $3 million prior to September 8, 2008, inclusive of the $300,000 option fee and transaction costs incurred by the Company, (iii) invest a further $15 million over a 56-month period following September 1, 2008, and (iv) subscribe for US$1.5 million of LKA common shares. Under the agreement, failure by the Company to make any of the above-described payments would result in the loss of the option right and forfeiture of any interest of the Company in the Golden Wonder project. Upon fulfillment of all such conditions, the Company's 50% interest in the Golden Wonder property will be fully earned. Under this agreement, the Company is entitled to 50% of the net proceeds of gold sales so long as it has not failed to make any of the required investments described above.

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

Foreign Tax Credit

Subject to certain limitations, a US Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of common shares of the Company may be entitled, at the option of the US Holder, to either a deduction or a tax credit for such foreign tax paid or withheld. US Holders that are eligible for benefits under the Treaty will not be entitled to a foreign tax credit for the amount of Canadian taxes withheld in excess of the 15 % maximum rate available under the Treaty, and with respect to which the US Holder can obtain a refund from the Canadian taxing authorities. There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the US Holder's US Federal income tax liability that the US Holder's foreign source income bears to his/her or its worldwide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Under the Code, taxpayers also must account for the rate differential on dividend income (i.e., the difference between the highest applicable tax rate and the highest dividend tax rate) in applying these limitations. Complex rules govern this classification process. There are further limitations on the foreign tax credit for certain types of income such as "passive category income", and "general category income." The availability of the foreign tax credit and the application of the limitations on the credit are fact specific and holders and prospective holders of common shares of the Company should consult their own tax advisors regarding their individual circumstances.

Disposition of Common Shares of the Company

A US Holder will recognize gain or loss from the sale of common shares of the Company equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder's tax basis in the common shares of the Company. This gain or loss will be capital gain or loss if the common shares are a capital asset in the hands of the US Holder, which will be a short-term or long-term capital gain or loss depending upon the holding period of the US Holder. Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year. Deductions for net capital losses are subject to significant limitations. For US Holders that are not corporations, net capital loss may be offset against up to $3,000 of ordinary income each tax year, and any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For US Holders that are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until the earlier of five years or the exhaustion of the net capital loss.

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

ITEM 11.     QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Commodity Price Risk Disclosure

See Item 4.B "Information on the Company - Gold Marketing and Sales" above.

At current 2008 estimates of production of 80,000 ounces of gold and at an estimated average gold price of US$730, including management's estimates of the Company's operating expenses, a US$73.00 change in the market price of gold would result in an increase or decrease of approximately CAN$5,700,000 in annual net income and in annual cash flows.

Foreign Currency Risk Disclosure

The Company's revenues are mainly denominated in US dollars, while investments and operating costs, primarily accrue in Canadian dollars. The Company's cash flow and results of operations will therefore be affected by fluctuations in the US/CAN dollar exchange rate.

At current 2008 estimates of production of 80,000 ounces of gold and at an estimated average gold price of US$730 excluding management's estimates of the Company's operating expenses, a $0.10 change in the CAN dollar exchange rate would result in an increase or decrease of approximately CAN$5,800,000 in annual net income and in annual cash flow.

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

Interest Rate Risk Disclosure

At December 31, 2007, the Company had no outstanding long-term debt. Therefore, the Company does not believe it is exposed to significant interest rate risk.

ITEM 12.     DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.     DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

There have been no defaults, dividend arrearages or delinquencies.

ITEM 14.     MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

There have been no material modifications to the rights of security holders.

ITEM 15.     CONTROLS AND PROCEDURES

a)

Disclosure Controls and Procedures. Based on their evaluation of the Company's disclosure controls and procedures as of the end of the period covered by this Annual Report, and pursuant to Rule 13a-15 or Rule 15d-15 of the Securities Exchange Act of 1934, Martin Rivard, President and Chief Executive Officer and Nicole Veilleux, Financial Director and Chief Financial Officer, have concluded that the Company's disclosure controls and procedures (as defined in Rule 13a-15(e) or Rule 15d-15(e)) are designed to ensure that information required to be disclosed by the Company in the reports that it files under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and are operating in an effective manner.

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

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2007. In making this assessment, management used the criteria for effective internal control over financial reporting set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in Internal Control-Integrated Framework. Based on this assessment, management has concluded that, as of December 31, 2007, our internal control over financial reporting was effective based on those criteria.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2007 has been audited by Raymond Chabot Grant Thorton LLP, an independent registered public accounting firm, as stated in their report which appears herein.

The Company will continue to periodically review its disclosure controls and procedures and internal controls over financial reporting and may make modifications from time to time as considered necessary or desirable.

c)

Changes in Internal Control Over Financial Reporting. Management regularly reviews its system of internal control over financial reporting and make changes to the Company's processes and systems to improve controls and increase efficiency, while ensuring that the Company maintains an effective internal control environment. Changes may include such activities as implementing new, more efficient systems, consolidating activities, and migrating processes.

There were no changes in the Company's internal control over financial reporting that occurred during the period covered by this Annual Report on Form 20-F that have materially affected, or are reasonable likely to materially affect, the Company's internal control over financial reporting.

ITEM 16.A.     AUDIT COMMITTEE FINANCIAL EXPERT

The Company's board of directors has determined that Raynald Vézina serves as "audit committee financial expert" on its audit committee and that he is also an "independent" director as defined under the listing standards of the American Stock Exchange.

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

ITEM 16.C.     PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Committee's Pre-Approval Policies and Procedures

Beginning in 2004, the Company's audit committee provided to the Company's principal independent accounting firm a list of preapproved services. If officers of Richmont Mines request such firm to perform other services on behalf of the Company, the independent accounting firm must have the approval of the audit committee president before accepting the mandate, which request must also be formally approved by the audit committee at the next audit committee meeting. The list of services provided to the Company's principal independent accounting firm is subject to revision every year by the audit committee and can be modified by the audit committee at any time by sending written notice to the Company's principal independent accounting firm.

The following tables show the total fees billed for each of the two past fiscal years by the Company's principal independent accounting firm.

Audit Fees

The aggregate fees billed by Company's principal independent accounting firm for the audit of the Company's annual financial statements or services that are normally provided by such firm in connection with statutory and regulatory filings for each of the last two fiscal years are the following:

	2007	2006
Audit services*	*$219,900	$154,500

* Includes the audit of the internal controls and financial reporting as required by the Sarbanes-Oxley Act of 2002.

Audit Related Fees

The aggregate fees billed for each of the last two fiscal years for assurance and related services provided by the Company's principal independent accounting firm that are reasonably related to the performance of the audit or review of the Company's financial statements and are not reported in the above table are described in the following table:

Nature of services	2007	2006
Traveling expenses	$11,314	$13,566
Special work	$23,400	*$136,658

*Includes an amount of $116,658 used in order to prepare the prospectus for the financing by prospectus realized in June 2006.

Taxation Fees

The aggregate fees billed for each of the last two fiscal years for the professional services provided by the Company's principal independent accounting firm with regards to tax compliance, tax advice and tax planning are described in the following table:

Nature of services	2007	2006
Review quarterly estimates	$5,700	$9,640
Planning and tax advice	$15,400	$5,300

All Other Fees

The aggregate fees billed for each of the last two fiscal years for the products and services provided by the Company's principal independent accounting firm, other than the services previously stated, are described in the following table:

Nature of services*	2007	2006
Other consultations	$10,500	$4,500
Other expenses*	$19,051	$15,395

*Includes administrative expenses of $17,320 in 2007 and $12,395 in 2006.

100% of all Audit Related Fees, Tax Fees and All Other Fees reported above were approved by the Company's audit committee.

ITEM 16.D.     EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

The Company did not rely on any exemption from the listing standards for audit committees.

ITEM 16.E.     PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

			Total Number	Maximum
			of Shares	Number of
			Purchased as	Shares that May
			Part of Publicly	Yet be
	Total Number		Announced	Purchased
	of Shares	Average Price	Plans or	Under the Plans
Period	Purchased	Paid per Share	Programs	or Programs

January 1-31, 2007	3,700	$2.67	3,700	1,138,800
February 1-28, 2007	5,200	$3.01	5,200	1,133,600
March 1-31, 2007	22,200	$2.73	22,200	1,111,400
April 1-30, 2007	10,000	$2.87	10,000	1,101,400
May 1-31, 2007	33,300	$2.98	33,300	1,068,100
June 1-30, 2007	40,000	$2.98	40,000	1,028,100
July 1-31, 2007	65,000	$2.85	65,000	963,100
August 1-31, 2007	35,000	$2.81	35,000	928,100
September 1-30, 2007	14,600	$2.86	14,600	913,500
October 1-31, 2007	-	-	-	913,500
November 1-30, 2007	-	-	-	913,500
December 1-31, 2007	-	-	-

Only one Richmont Mines share repurchase program was in effect in 2007. On November 3, 2006, Richmont Mines publicly announced a Normal Course Issuer bid commencing November 3, 2006 and expiring November 2, 2007 for up to 1,200,000 shares of its common stock.

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

Audited Consolidated Financial Statements

Report of the Independent Registered Public Accounting Firm on Internal Control dated February 8, 2008

Report of the Independent Registered Public Accounting Firm dated February 8, 2008

Comments by Auditors for American Readers on Canada - US Reporting differences dated February 8, 2008

Consolidated Balance Sheets at December 31, 2007 and December 31, 2006

Consolidated Statements of Earnings for the Years ended December 31, 2007, December 31, 2006 and December 31, 2005

Consolidated Statements of Comprehensive Income and Deficit for the Years ended December 31, 2007, December 31, 2006 and December 31, 2005

Consolidated Statements of Cash Flow for the Years ended December 31, 2007, December 31, 2006 and December 31, 2005

Notes to Consolidated Financial Statements

ITEM 18.     CONSOLIDATED FINANCIAL STATEMENTS

The Company has elected to provide consolidated financial statements pursuant to Item 17 of Form 20-F.

ITEM 19.     EXHIBITS

Exhibit
No.	Exhibit

1.1	Articles of Incorporation of the Company, including all amendments thereto(1)
1.2	Bylaws of the Company, including all amendments thereto(1)
2.1	Shareholder Rights Plan(2)
5.1	Option/Joint Venture Agreement for the Island Gold project between Patricia Mining Corp. and Richmont Mines Inc. dated August 28, 2003(3)
5.3	Beaufor Mine Purchase Agreement dated April 5, 2001 between Richmont Mines Inc. and Aurizon Mines Ltd., as amended by a letter agreement dated August 15, 2002 between the parties.(2)
5.4	Asset Purchases Agreement dated June 29, 2007 between the Company and Osisko Exploration Ltd. †
5.5	Letter Agreement dated December 21, 2007 between the Company and LKA International, Inc. †
8.1	List of Subsidiaries †
12.1	Rule 13a-14(a)/15d-14(a) Certifications †
13.1	Certification of periodic financial report pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350 †
15.1	Audit Committee Charter(2)

_____________________
† Filed herewith.

(1)

Incorporated by reference to Exhibit No. 1 to the Company's Registration Statement on Form 20-F dated September 25, 1996 filed with the Securities and Exchange Commission.

(2)

Incorporated by reference to the identically numbered exhibit to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2006 filed with the Securities and Exchange Commission on May 10, 2007.

(3)

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

RICHMONT MINES INC.
Registrant

Dated: May 5, 2008	By: /s/ Nicole Veilleux
Nicole Veilleux
Financial Director and Chief Financial Officer

Consolidated Financial Statements of

RICHMONT MINES INC.

Years ended December 31, 2007, 2006 and 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Shareholders of Richmont Mines Inc.:

We have audited Richmont Mines Inc.'s internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Richmont Mines Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on Richmont Mines Inc.'s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Richmont Mines Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control - Integrated Framework issued by COSO.

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of Richmont Mines Inc. as of December 31, 2007 and the consolidated statements of earnings, comprehensive income, accumulated comprehensive income, deficit and cash flows for the year ended December 31, 2007 and our report dated February 8, 2008 expressed an unqualified opinion on those consolidated financial statements.

Chartered Accountants

Montreal, Canada
February 8, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Richmont Mines Inc.:

We have audited the consolidated balance sheet of Richmont Mines Inc. as of December 31, 2007 and the consolidated statements of earnings, comprehensive income, accumulated comprehensive income, deficit and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2007 and the results of its operations and its cash flows for the year ended December 31, 2007 in accordance with Canadian generally accepted accounting principles.

Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 21 to the financial statements.

The consolidated financial statements as at December 31, 2006 and for the years ended in each year of the two year period ended December 31, 2006 were audited by other auditors who expressed an opinion without reservation on those consolidated financial statements in their report dated February 2, 2007.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Richmont Mines Inc.'s internal control over financial reporting as at December 31, 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated February 8, 2008 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Chartered Accountants

Montreal, Canada
February 8, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
COMMENTS BY AUDITORS FOR AMERICAN READERS ON CANADA - US REPORTING DIFFERENCES

In the United States of America, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principles that has a material effect on the comparability of the Company's financial statements, such as the changes described in Note 2 to the consolidated financial statements. Our report to the shareholders dated February 8, 2008 expressed in accordance with Canadian reporting standards which does not require a reference to such change in accounting principles in the auditors' report when the change is properly accounted for and adequately disclosed in the consolidated financial statements.

Chartered Accountants

Montreal, Canada
February 8, 2008

RICHMONT MINES INC.
Consolidated Statements of Earnings
Years ended December 31, 2007, 2006 and 2005
(in thousands of Canadian dollars)

	2007 $	2006 $	2005 $

REVENUE
Precious metals	34,691	30,539	19,845
Other (note 3)	3,380	2,350	1,508

	38,071	32,889	21,353

EXPENSES
Operating costs	24,199	27,169	16,522
Royalties	565	189	231
Custom milling	1,023	591	722
Administration	3,315	2,957	3,923
Exploration and project evaluation (note 4)	3,288	2,080	2,375
Accretion expense - asset retirement obligations (note 5)	178	214	167
Depreciation and depletion	5,628	3,146	1,618
Gain on disposal of mining assets (note 6)	(8,066)	(3,235)	(292)
Write-down of mining assets (note 7)	-	-	26,041

	30,130	33,111	51,307

EARNINGS (LOSS) BEFORE OTHER ITEMS	7,941	(222)	(29,954)

MINING AND INCOME TAXES (note 8)	1,306	(2,686)	(2,480)

	6,635	2,464	(27,474)

MINORITY INTEREST	(36)	(730)	6

NET EARNINGS (LOSS)	6,671	3,194	(27,480)

NET EARNINGS (LOSS) PER SHARE (note 9)
basic and diluted	0.28	0.14	(1.54)

BASIC WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING (thousands)	24,159	22,904	17,838

DILUTED WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING (thousands)	24,138	22,844	17,838

The accompanying notes are an integral part of the consolidated financial statements.

RICHMONT MINES INC.
Consolidated Statements of Comprehensive Income and Deficit
Years ended December 31, 2007, 2006 and 2005
(in thousands of Canadian dollars)

	2007 $	2006 $	2005 $

COMPREHENSIVE INCOME
Net earnings (loss)	6,671	3,194	(27,480)

Comprehensive income, net of income taxes:
Change in unrealized gain on available-for-sale investments	473	-	-
Realized gains on available-for-sale investments included in earnings	(444)	-	-

	29	-	-

Comprehensive income (loss)	6,700	3,194	(27,480)

DEFICIT

BALANCE, BEGINNING OF YEAR	(11,241)	(14,410)	13,280

Net earnings (loss)	6,671	3,194	(27,480)

Redemption of shares (note 14)	(77)	(25)	(210)

BALANCE, END OF YEAR	(4,647)	(11,241)	(14,410)

ACCUMULATED OTHER COMPREHENSIVE INCOME

Adjustment due to the adoption of CICA Handbook Section 3855 for the cumulative unrealized gain on available-for- sale investments as at January 1st, 2007 (note 2a)	323

Changes in other comprehensive income for the year	29

BALANCE, END OF YEAR	352

The accompanying notes are an integral part of the consolidated financial statements.

RICHMONT MINES INC.
Consolidated Balance Sheets
December 31, 2007, 2006 and 2005
(in thousands of Canadian dollars)

	2007 $	2006 $

ASSETS

CURRENT ASSETS
Cash and cash equivalents	27,291	16,126
Short-term investments (note 10)	1,826	757
Accounts receivable (note 12)	2,859	2,599
Mining and income taxes receivable	1,677	2,192
Inventories (note 11)	5,438	5,393

	39,091	27,067

ADVANCE TO A MINORITY PARTNER (note 12)	1,875	3,375

PROPERTY, PLANT AND EQUIPMENT (note 13)	45,010	48,001

FUTURE MINING AND INCOME TAXES (note 8)	-	55

	85,976	78,498

LIABILITIES

CURRENT LIABILITIES
Accounts payable and accrued charges	5,005	5,853
Mining and income taxes payable	116	43

	5,121	5,896

ASSET RETIREMENT OBLIGATIONS (note 5)	3,358	3,333

MINORITY INTEREST	14,238	12,745

FUTURE MINING AND INCOME TAXES (note 8)	1,446	1,834

	24,163	23,808

SHAREHOLDERS' EQUITY

Capital stock (note 14)	61,016	61,340
Contributed surplus (note 15)	5,092	4,591
Deficit	(4,647)	(11,241)
Accumulated other comprehensive income	352	-

	61,813	54,690

	85,976	78,498

Commitments (note 18)

The accompanying notes are an integral part of the consolidated financial statements.

On behalf of the Board:

Jean-Guy Rivard Director	Réjean Houle Director

RICHMONT MINES INC.
Consolidated Statements of Comprehensive Income and Deficit
Years ended December 31, 2007, 2006 and 2005
(in thousands of Canadian dollars)

	2007 $	2006 $	2005 $

CASH FLOW FROM (USED IN) OPERATING ACTIVITIES
Net earnings (loss)	6,671	3,194	(27,480)
Adjustments for:
Depreciation and depletion	5,628	3,146	1,618
Stock-based compensation	575	393	1,350
Accretion expense - asset retirement obligations	178	214	167
Gain on disposal of mining assets	(8,042)	(3,270)	(292)
Write-down of mining assets	-	-	26,041
Minority interest	(36)	(730)	6
Future mining and income taxes	(334)	(1,801)	479

	4,640	1,146	1,889

Net change in non-cash working capital items (note 16)	7,171	1,283	(5,885)

	11,811	2,429	(3,996)

CASH FLOW USED IN INVESTING ACTIVITIES
Disposal of mining assets	3,435	2,685	292
Property, plant and equipment - Island Gold Mine	(4,495)	(21,934)	(11,533)
Property, plant and equipment - Beaufor Mine	(1,060)	(1,706)	(2,771)
Property, plant and equipment - East Amphi Mine	(34)	(822)	(13,586)
Other property, plant and equipment	(582)	(597)	(426)
Cash received from an advance to a minority partner	1,125	1,300	-
Redemption of shares held by minority interests	-	(13)	(61)

	(1,611)	(21,087)	(28,085)

CASH FLOW FROM FINANCING ACTIVITIES
Issue of common shares	183	15,524	23,695
Redemption of common shares	(658)	(171)	(346)
Common share issue costs	-	(1,413)	(1,859)
Contribution from a minority partner	1,440	6,165	-

	965	20,105	21,490

Net increase (decrease) in cash and cash equivalents	11,165	1,447	(10,591)

Cash and cash equivalents, beginning of year	16,126	14,679	25,270

Cash and cash equivalents, end of year	27,291	16,126	14,679

The accompanying notes are an integral part of the consolidated financial statements.

RICHMONT MINES INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2007, 2006 and 2005
(in thousands of Canadian dollars)

Richmont Mines Inc. (the “Company”), incorporated under Part 1A of the Quebec Companies Act, is engaged in mining, exploration and development of mining properties, principally gold.

1.	Significant accounting policies

The consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles. As described in note 21, these principles differ in certain material respects from the principles that the Company would have followed had its consolidated financial statements been prepared in accordance with generally accepted accounting principles in the United States, after taking into account the restatement, made during the year ended December 31, 2006, for the capitalization of exploration and development costs for the year ended December 31,2005. The significant accounting policies followed by the Company are as follows:

a)	Basis of consolidation

These consolidated financial statements reflect the accounts of the Company and of its subsidiaries: Camflo Mill Inc. and Louvem Mines Inc.

All inter-company transactions have been eliminated.

The Company's 55% interest in the Island Gold Mine is consolidated using the principles outlined in AcG-15, on the consolidation of variable interest entities due to an agreement for the financing of the interest held by the other participant of the development costs of the project.

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

Short-term investments are recorded at market value.

e)	Inventories

Supply inventories and ore inventories are valued at the lower of average cost and replacement cost. Precious metal inventories are valued at the lower of average cost and net realizable value.

f)	Exploration properties

The acquisition costs of exploration properties are capitalized as property, plant and equipment. Mining exploration expenditures are expensed as incurred until the date when the property is identified as having a development potential.

g)	Property, plant and equipment

Property, plant and equipment are recorded at cost, net of related government assistance. Expenditures incurred on properties identified as having development potential are capitalized as property, plant and equipment. Costs include interest on funds borrowed during a construction period and future costs of asset retirement. Upon commencement of commercial production, construction costs are transferred to the various categories of property, plant and equipment. Property, plant and equipment at mine sites are depreciated in accordance with the number of ounces sold. The depreciation rate is calculated according to the units-of-production method, using proven and probable reserves. Depreciation of corporate assets is calculated using the straight-line method based on their anticipated useful life.

The Company periodically reviews the carrying amount of its property, plant and equipment. When the net carrying value of an asset exceeds the sum of the undiscounted estimated future cash flows expected to result from its use and eventual disposal, a write-down is recorded to reflect fair value and an impairment loss is recorded in the results of operations. The fair value is based on the present value of the estimated future cash flows.

RICHMONT MINES INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2007, 2006 and 2005
(in thousands of Canadian dollars)

1.	Significant accounting policies (continued)

g)	Property, plant and equipment (continued)

Net estimated future cash flows, on an undiscounted basis from each mine are calculated based on anticipated future metal production (proven and probable reserves), estimated future realized metal prices, operating, capital and site restoration expenses and estimated future foreign exchange rates.

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

Total estimated cash flow required to settle the obligations arising from environmentally acceptable closure plans are discounted based on the credit-adjusted risk-free interest rate and are recorded as a liability with a corresponding increase to property, plant and equipment and, thereafter, depreciated in accordance with the units-of-production method using proven and probable reserves. The asset retirement obligations are adjusted for accumulated accretion in accordance with the expected timing of payment of the cash flow required to settle these obligations.

k)	Foreign currency translation

Transactions pertaining to the statement of earnings are translated at the rate of exchange prevailing at the date of the transaction. Monetary assets and liabilities resulting from these transactions are translated at the rate of exchange in effect at the balance sheet date. Exchange gains or losses are included in earnings of the year.

l)	Exploration tax credits

Exploration tax credits are recorded as a reduction of exploration expenses or as a reduction of property, plant and equipment.

m)	Net earnings (loss) per share

Net earnings (loss) per share are the result of net earnings (loss) divided by the weighted average number of shares outstanding during the year. Diluted earnings per share are determined by taking into account the dilutive effect of arrangements to issue common shares as if these arrangements were exercised at the beginning of the year or at the grant date when the grant date occurs after the beginning of the year. The treasury-stock method is used to determine the dilutive effect of stock options. This method assumes that the proceeds from the exercise of stock options are used to redeem common shares at the average trade price during the year.

RICHMONT MINES INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2007, 2006 and 2005
(in thousands of Canadian dollars)

1.	Significant accounting policies (continued)

n)	Guarantees

A guarantee is a contract or an indemnification agreement that contingently requires the Company to make payments (either in cash, financial instruments, other assets, the issuance of shares or providing services) to the other party, following, i) changes to an interest rate, a foreign exchange rate, a stock price, the price of a commodity, an index, a fair value or another element that is related to an asset, a liability or an equity security of the other party, ii) a third party failure to perform under an obligation agreement or iii) the default by a third party to reimburse its debt when it becomes due. In management's opinion, the Company does not have significant guarantees, other than those disclosed in notes 5 and 18.

o)	Stock-based compensation

The Company uses the fair value method based on the Black-Scholes pricing model to record the compensation cost related to the issue of stock options to its employees, its directors and its officers over the vesting period with a corresponding credit to contributed surplus.

p)	Pension plan

The Company maintains a defined contribution plan covering all of its employees. The plan is funded by Company contributions based on a percentage of employee salaries. The Company does not offer any other post-retirement benefits to its employees.

q)	Use of estimates

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities and the reported amounts of related revenue and expenses. Significant areas requiring the use of management estimates relate to the useful life of assets for amortization and depletion purposes and for the evaluation of their net recoverable amount, the calculation of the asset retirement obligations, the calculation of stock-based compensation and mining and income taxes. Accordingly, actual results could differ from these estimates.

2.	Accounting changes

a)	2007 Accounting changes

On January 1, 2007, the Company adopted the Canadian Institute of Chartered Accountants (“CICA”) Handbook Sections 1530, “Comprehensive Income”, 3251, “Equity”, 3855, “Financial Instruments - Recognition and Measurement” and 3861, “Financial Instruments - Disclosure and Presentation”. These new Handbook Sections provide comprehensive requirements for the recognition, the measurement and the disclosure of financial instruments. Handbook Section 1530 establishes standards for reporting comprehensive income.

Comprehensive income is defined as the change in the Company's net assets that results from transactions from sources other than the Company's shareholders and includes items that would not normally be included in net earnings. Other comprehensive income refers to items recognized in comprehensive income but that are excluded from net earnings calculated in accordance with generally accepted accounting principles.

At the adoption date, all financial assets and liabilities are estimated and recorded at fair value. Subsequently, all financial instruments are classified into one of the following five categories: held-for-trading financial assets, held-to-maturity investments, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial instruments are recorded on the consolidated balance sheet and are measured at fair value with the exception of loans and receivables, held-to-maturity investments and other financial liabilities, which are measured at amortized cost.

Available-for-sale financial assets are measured at fair value with revaluation gains and losses included in other comprehensive income until the asset is removed from the balance sheet.

As a result of the adoption of these standards, the Company has classified its cash and cash equivalents as assets held-for-trading, its short-term investments as available-for-sale financial assets, its accounts receivable and the advance to a minority partner as loans and receivables, and its accounts payable and accrued charges as other financial liabilities.

RICHMONT MINES INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2007, 2006 and 2005
(in thousands of Canadian dollars)

2.	Accounting changes (continued)

a)	2007 Accounting changes (continued)

The adoption of sections 1530 and 3855 as of January 1st, 2007 had the impact of adjusting the opening balance of accumulated other comprehensive income by an amount of $323 to reflect the cumulative unrealized gains on available-for-sale investments at that date.

On January 1, 2007, the Company adopted the recommendations of Section 1506 of the CICA Handbook, Accounting changes. The revised section establishes criteria for changing accounting policies, together with the accounting treatment and disclosure of changes in accounting policies, changes in accounting estimates and correction of errors. The adoption of these recommendations did not have any impact on the financial statements of the Company.

b)	Future accounting changes

Capital disclosures

In December 2006, the CICA adopted Section 1535 of the Handbook, Capital disclosures, which applies to years beginning on or after October 1, 2007. This section establishes standards for disclosing information about an entity's capital and how it is managed. The Company is currently evaluating the requirements of the new standards regarding disclosure and presentation of such information.

Financial instruments - disclosures and presentation

In December 2006, the CICA adopted two new Handbook sections: Section 3862, Financial instruments - disclosures and Section 3863, Financial instruments - presentation. Together, these two sections replace Section 3861, Financial instruments - disclosures and presentation and apply to years beginning on or after October 1, 2007. These Sections require additional disclosure, particularly regarding the documentation of risks. The Company is currently evaluating the requirements of the new standards regarding disclosure and presentation of such information.

Inventories

In June 2007, the CICA issued Section 3031, Inventories, which replaces Section 3030 and harmonizes the Canadian standards related to inventories with International Financial Reporting Standards (“IFRS”). This Section provides changes to the measurement and more extensive guidance on the determination of cost, including allocation of overhead; it reduces the number of methods available to determine cost; it requires impairment testing; and it expands the disclosure requirements to increase transparency. This Section applies to interim and annual financial statements beginning on or after January 1, 2008. The Company has not yet determined the impact of adopting this standard on its consolidated financial statements.

3.	Other revenue

Other revenue includes interest income on cash and variation on fair value on cash equivalents of $706, gain on disposal of short-term investments and revenue from custom milling.

4.	Exploration and project evaluation

	2007	2006	2005
	$	$	$

Beaufor Mine	1,874	1,342	862
Island Gold Mine	505	264	141
Francoeur / Wasamac properties	142	200	90
Valentine Lake property	1,017	67	393
Camflo Northwest property	112	4	68
Golden Wonder property a)	665	-	-
Other properties	50	412	414
Project evaluation	124	583	509

	4,489	2,872	2,477

Exploration tax credits	(1,201)	(792)	(102)

	3,288	2,080	2,375

RICHMONT MINES INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2007, 2006 and 2005
(in thousands of Canadian dollars)

4.	Exploration and project evaluation (continued)

	a)	In December 2007, the Company exercised its option to acquire a 50% joint venture interest in the Golden Wonder property located near Lake City, Colorado, USA. (See note 18)

5.	Asset retirement obligations

The Company's production and exploration activities are subject to various federal and provincial laws and regulations governing the protection of the environment. These laws and regulations are continually changing and are generally becoming more restrictive. The Company conducts its operations so as to protect public health and the environment. The Company has therefore recorded the asset retirement obligations of its mining sites based on management's best estimate of the future costs. Such estimates are, however, subject to change based on modifications to laws and regulations or as new information becomes available.

a)	Information used in the calculation of obligations

The following table sets forth the assumptions used in the calculation of the asset retirement obligations for the year ended December 31, 2007:

	Total amount of the estimated cash flow $	Cash flow payment schedule	Credit-adjusted risk-free rate %

Beaufor Mine	391	2011	5.5
Camflo Mill	2,381	2010	5.5
Island Gold Mine	901	2010	5.5
Francoeur property	193	2010	5.5

	3,866

b)	Changes in obligations

The following table sets forth the evolution of the asset retirement obligations for the years ended December 31, 2007, 2006 and 2005:

	2007 $	2006 $	2005 $

Balance, beginning of year	3,333	3,789	2,968
Accretion expense	178	214	167
Changes to estimated cash flow	-	39	-
Settlement of obligations	-	-	(16)
New liability related to the acquisition of the Island Gold project	-	-	670
Decrease related to the disposal of properties	(153)	(709)	-

Balance, end of year	3,358	3,333	3,789

c)	Letters of credit

As at December 31, 2007, the Company has available a credit facility in the amount of $3,000 for the issuance of letters of credit as guarantee for the settlement of asset retirement obligations. The credit facility has a fixed cost of 0.75%. The following table provides the allocation of these letters of credit as at December 31, 2007:

	2007 $	Date of renewal

Camflo Mill	1,227	July 20, 2008
Beaufor Mine	27	August 11, 2008
Francoeur property	54	August 11, 2008

	1,308

RICHMONT MINES INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2007, 2006 and 2005
(in thousands of Canadian dollars)

5.	Asset retirement obligations (continued)

c)	Letters of credit (continued)

As at December 31, 2006, the Company had guaranteed the restoration of its mining sites by the pledge of letters of credit amounting to $1,391.

As at December 31, 2006 and 2007, the Island Gold property has been pledged by third party to the Ontario Ministry of Northern Development and Mines in the amount of $578.

6.	Gain on disposal of mining assets

The gain on disposal of mining assets includes the following items:

	2007 $	2006 $	2005 $

East Amphi property a)	7,439	-	-
Nugget Pond property b)	-	3,224	-
Other mining equipment	627	11	292

	8,066	3,235	292

a)

The mining operation at the East Amphi Mine ceased at the end of June 2007, following the depletion of its reserves. Work required for the closure of mining activities was completed in August 2007. In 2007, the Company generated precious metal revenue from the milling of ore extracted until the end of June 2007 and assumed the closing costs.

On June 29, 2007, the Company concluded the sale of its East Amphi property in Quebec (including some service buildings, the rights, the mining concession and the exploration and drilling data) to Osisko Exploration Ltd. (“Osisko”) in exchange for a cash payment of $2,450 and a total of 1,109,000 common shares of Osisko valued at $6,086 of which 1,009,000 have been sold for a net amount of $5,543. The Company retains a net smelter return royalty of 2% on a specified portion of the future production of the East Amphi property and a similar royalty on future production of up to 300,000 ounces of gold on another portion of the property.

Under this agreement, the Company has agreed to pay any amount in excess of $300 that Osisko incurs for the rehabilitation work of the mine for a period of six months starting from the date of the mine's definitive closure. Taking into account existing provisions of $129 included in accounts payable and accrued charges, management of the Company estimates that, at this time, no additional expenses will be incurred to this effect.

The gain on disposal of the East Amphi property was calculated net of transaction costs and the book value of the assets sold.

b)

In October 2006, the Company sold the Nugget Pond property and gold mill located in Newfoundland for a cash consideration of $2,250 and $300 in shares of a public company. Following this sale, the Company wrote-down the asset retirement obligations relating to this property in the amount of $709. The transaction costs were taken into account in the calculation of the gain on disposal of this property.

7.	Write-down of mining assets

In 2005, the Company recorded a non-cash expense of $26,041 related to the reduction of the carrying value of the East Amphi property following the establishment of proven and probable reserves. The Company used the discounted future cash flow method to establish the fair value of this mining asset.

RICHMONT MINES INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2007, 2006 and 2005
(in thousands of Canadian dollars)

8.	Mining and income taxes

The income tax expense (recovery) attributable to earnings (loss) differs from the amounts computed by applying the combined federal and provincial income tax rate of 33.39% (32.27% in 2006 and 33.55% in 2005) to earnings (loss) before mining and income taxes as a result of the following:

	2007 $	2006 $	2005 $

Earnings (loss) before mining and income taxes	7,941	(222)	(29,954)

Tax expense (recovery) at combined statutory rate	2,651	(72)	(10,050)
Increase (decrease) in mining and income taxes resulting from:
Resource allowance deduction	-	32	109
Deductible mining taxes	(558)	-	-
Change in the valuation allowance	(1,130)	(2,293)	9,060
Impact of the change in tax rates	80	625	(573)
Tax benefits not recorded previously	(197)	(784)	65
Other	101	(125)	354

Income taxes	947	(2,617)	(1,035)
Large corporation tax	-	39	-
Mining duties	359	(108)	(1,445)

Total mining and income tax expense (recovery)	1,306	(2,686)	(2,480)

Mining and income tax expense (recovery) attributable to earnings (loss) consist of:

	2007 $	2006 $	2005 $

Current	1,640	(885)	(2,959)
Future	(334)	(1,801)	479

	1,306	(2,686)	(2,480)

RICHMONT MINES INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2007, 2006 and 2005
(in thousands of Canadian dollars)

8.	Mining and income taxes (continued)

The tax effect of temporary differences, that give rise to significant portions of the future tax assets and future tax liabilities at December 31, 2007 and 2006, are presented below:

	2007 $	2006 $

Long-term future tax asset:
Property, plant and equipment	4,283	8,093
Asset retirement obligations	1,066	1,059
Share issue costs	494	752
Losses carried forward	821	513
Deductible future mining taxes	353	-

Future tax asset	7,017	10,417
Less valuation allowance	(6,522)	(7,653)

	495	2,764

Long-term future tax liability:
Property, plant and equipment	(1,941)	(1 217)
Flow-through share financing	-	(3 326)

	(1,941)	(4,543)

Net long-term future tax liability	(1,446)	(1,779)

As presented on consolidated balance sheets:
Future mining and income tax asset	-	55
Future mining and income tax liability	(1,446)	(1,834)

	(1,446)	(1,779)

Non-refundable provincial tax credits of $4,572 and non-refundable federal tax credits of $2,181, which may be used within the next ten to twenty years to reduce income taxes otherwise payable, have not been accounted for by the Company.

9.	Net earnings (loss) per share

	2007 $	2006 $	2005 $

Net earnings (loss) attributable to common shareholders ($)	6,671	3,194	(27,480)

Weighted average number of shares outstanding (thousands)	24,159	22,904	17,838
Effect of dilutive share purchase options (thousands)	(21)	(60)	-

Weighted average number of dilutive shares outstanding (thousands)	24,138	22,844	17,838

Basic earnings (loss) per share ($)	0.28	0.14	(1.54)
Diluted earnings (loss) per share ($)	0.28	0.14	(1.54)

10.	Short-term investments

Short-term investments include investments in shares of publicly-traded companies. At December 31, 2006, these investments were carried at the lower of cost and market value. At that date, the market value was $1,080.

RICHMONT MINES INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2007, 2006 and 2005
(in thousands of Canadian dollars)

11.	Inventories

	2007 $	2006 $

Precious metals	210	1,462
Ore	3,663	2,593
Supplies	1,565	1,338

	5,438	5,393

12.	Advance to a minority partner

The total advance to Patricia Mining Corp., the minority partner in the Island Gold Mine, is $3,375 as at December 31, 2007 ($4,500 as at December 31, 2006). An amount of $1,500 ($1,125 as at December 31, 2006) is presented in accounts receivable as it is reimbursable within the next twelve months. The total advance bears interest at prime rate plus 3% (effective rate of 9% in 2007 and 2006) and is to be reimbursed in 36 equal and consecutive monthly instalments, which started on April 1, 2007. This advance is secured by the 45% interest which the borrower has in the property jointly owned with the Company.

An amount of $159 included in accounts receivable which represents Patricia Mining Corp's share of the November 2007 cash call of $90 and accrued interests of $69 had not been settled at December 31, 2007.

13.	Property, plant and equipment

	Cost $	Accumulated depreciation and depletion $	2007 Net book value $	Cost $	Accumulated depreciation and depletion $	2006 Net book value $

Mining properties	1,442	818	624	6,792	6,037	755
Development costs a)	42,033	6,965	35 068	10,164	5,169	4,995
Buildings	5,502	1,973	3 529	2,719	1,505	1,214
Equipment	9,294	4,228	5 066	7,860	3,603	4,257
Asset retirement costs	1,930	1,207	723	2,227	1,375	852

	60,201	15,191	45,010	29,762	17,689	12,073

Projects under development b)	-	-	-	35,928	-	35,928

Total	60,201	15,191	45,010	65,690	17,689	48,001

a)	In 2007, exploration tax credits of $350 ($2,035 in 2005) were applied as a reduction of development costs.

b)

Proceeds from precious metal sales from development activities of the Island Gold Property of $16,775 were applied as a reduction of development costs in 2007 ($1,543 in 2006 applied to costs from projects under development).

As at October 1, 2007, the Island Gold Project entered into commercial production. All project under development costs, which totalled $37,177 at that date, were transferred to the applicable categories of property, plant and equipment.

RICHMONT MINES INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2007, 2006 and 2005
(in thousands of Canadian dollars)

14.	Capital stock

Authorized: Unlimited number of common shares with no par value

	Number of shares (thousands	)	2007 Amount $	Number of shares (thousands	)	2006 Amount $	Number of shares (thousands	)	2005 Amount $

Issued and paid:
Common shares
Balance, beginning of year	24,180		61,340	20,994		50,600	16,170		29,237
Issue of shares for cash a)
Common	-		-	3,100		15,190	3,246		15,905
Exercise of stock options	102		257	143		409	154		306
Flow through	-		-	-		-	1,500		7,500
Common share issue costs a)	-		-	-		(1,413)	-		(1,905)
Renouncement of tax deductions b)	-		-	-		(3,300)	-		(308)
Redemption of shares c)	(229)		(581)	(57)		(146)	(76)		(135)

Balance, end of year	24,053		61,016	24,180		61,340	20,994		50,600

a)	Issue of shares

In 2006, the Company issued, through a public offering, 3,100,000 common shares. The Company received cash proceeds of $15,190. An amount of $1,413 was incurred as share issue costs.

In 2005, the Company issued, through a private placement, 3,246,000 common shares and 1,500,000 flow-through shares. The Company received cash proceeds of $15,905 and $7,500, respectively. Share issue costs related of those transactions totalled $1,905.

b)	Renouncement of tax deductions

In accordance with the 2005 flow-through share agreements of $7,500, the Company has renounced the related tax deductions in the amount of $3,300 with a corresponding amount presented as future income tax liabilities.

c)	Redemption of shares

In December 2007, the Company made a normal course issuer bid to purchase its outstanding common shares. The Company may purchase between December 5, 2007 and December 4, 2008, up to 1,200,000 common shares, representing approximately 5% of the 24,053,353 common shares of the Company issued and outstanding on November 30, 2007.

In 2007, the Company redeemed 229,000 common shares for $658 in cash. This transaction increased the deficit by $77.

In 2006, the Company redeemed 57,500 common shares for $171 in cash. This transaction increased the deficit by $25.

In 2005, the Company redeemed 75,600 common shares for $345 in cash. This transaction increased the deficit by $210.

d)	Stock Option Purchase Plan

The Company has a Stock Option Purchase Plan under which options to acquire common shares may be granted to its directors, officers, employees and non-employees. According to this plan, established in 1995 and amended in 1997, 2002, 2003 and 2007, the Company may grant options for up to 4,444,400 common shares. The exercise price of each option is the market price of the Company's stock on the date of grant and the maximum term of the options granted is 10 years.

RICHMONT MINES INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2007, 2006 and 2005
(in thousands of Canadian dollars)

14.	Capital stock (continued)

d)	Stock Option Purchase Plan (continued)

A summary of the status, in 2007 and 2006, of the Company's Stock Option Purchase Plan, and changes during the years then ended, is presented below:

	Number of options (thousands )	2007 Weighted average exercise price $	Number of options (thousands )	2006 Weighted average exercise price $

Options outstanding, beginning of year	2,118	4.50	1,948	4.73
Granted	620	3.00	630	3.59
Exercised	(102)	1.80	(143)	2.33
Cancelled	(133)	4.76	(317)	5.19
Expired	(480)	4.26	-	-

Options outstanding, end of year	2,023	4.22	2,118	4.50

Exercisable options, end of year	1,020	4.82	1,350	4.66

The following table summarizes information about the Stock Option Purchase Plan at December 31, 2007:

	Options outstanding at December 31, 2007				Exercisable options at December 31, 2007
Exercise price	Number of options (thousands	)	Weighted average remaining contractual life (years)	Weighted average exercise price $	Number of options (thousands	)	Weighted average exercise price $

$2.74 to $3.15	850		4.4	2.96	222		2.94
$4.04 to $5.16	508		2.1	4.43	253		4.53
$5.30 to $6.60	665		2.1	5.65	545		5.72

	2,023		3.3	4.22	1,020		4.82

During 2007, the Company granted 620,000 stock options (630,000 in 2006) to senior executives and management. The weighted average fair value of these stock options at the grant date, calculated using the Black- Scholes option pricing model, is $1.06 ($1.42 in 2006 and $2.35 in 2005).

The compensation costs were calculated using the Black-Scholes option pricing model with the following assumptions:

	2007	2006	2005

Risk-free interest rate	4.0%	4.0%	3.0%
Expected life	4 years	4 years	4 years
Expected volatility	38%	43%	55%
Expected dividend yield	0.0%	0.0%	0.0%

In 2007, the stock-based compensation costs charged to earnings amount to $575 ($393 in 2006 and $1,350 in 2005). The contributed surplus was increased by the same amounts.

RICHMONT MINES INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2007, 2006 and 2005
(in thousands of Canadian dollars)

15.	Contributed surplus

	2007 $	2006 $

Balance, beginning of year	4,591	4,273

Stock-based compensation	575	393
Options exercised	(74)	(75)

Balance, end of year	5,092	4,591

16.	Consolidated statements of cash flow

	2007 $	2006 $	2005 $

Change in non-cash working capital items

Short-term investments	5,369	356	(3)
Accounts receivable	205	(364)	249
Mining and income taxes receivable (payable)	588	3,272	(3,822)
Inventories	(45)	(2,025)	(2,023)
Accounts payable and accrued charges	1,054	44	(286)

	7,171	1,283	(5,885)

Supplemental information
Cash received during the year:
Interests	1,450	982	472
Mining and income taxes	303	4,892	326
Items not affecting cash and cash equivalents:
Advances to a minority partner presented as an increase to minority interest	-	4,121	-
Asset retirement obligation transferred to accounts payable and accrued charges	129	-	-
Common shares of public company received as consideration from disposal of mining assets (note 6)	6,086	300	-

Accounts payable and accrued charges related to development projects an other property, plant and equipment	477	2,533	1,912

17.	Pension plan

The Company contributes a percentage of its Canadian payroll expense to a defined contribution plan. The expense in 2007 was $289 ($162 in 2006 and $139 in 2005).

18.	Commitments

The Company is subject to pay royalties on 50% of the production of the Beaufor Mine at the rate of $30 per ounce produced, a 3% royalty per ounce produced at the Island Gold Mine, and on other properties if such other properties are brought into commercial production.

RICHMONT MINES INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2007, 2006 and 2005
(in thousands of Canadian dollars)

18.	Commitments (continued)

On November 5, 2007 (with amendment dated December 21, 2007), the Company signed an agreement with LKA International, Inc. (“LKA”) to acquire an option with the intent of acquiring a 50% interest in the Golden Wonder property, located near Lake City, Colorado, USA. In accordance with the terms of the agreement, the Company paid an initial amount of $US150 to evaluate the Golden Wonder property. In December 2007, the Company exercised the option and paid an additional amount of US$150. The Company must invest a total amount of US$3 million prior to September 1, 2008, including exploration and development expenditures, the option payment of US$300 and transaction costs. In order to maintain its rights in an option and joint venture agreement to be signed no later than September 1, 2008, the Company is committed to subscribe to US$1.5 million in common shares of LKA. The Company will subsequently have the option to invest supplementary amounts of US$3 million (during an 8-month period starting September 1, 2008), US$6 million (during the following 24-month period) and a final amount of US$6 million (during the 24-month period ending on April 30, 2013) to earn its 50% interest in the property. In accordance with the agreement, the Company will receive 50% of the net proceeds of gold sales made during all phases on the project.

19.	Financial instruments and risk management

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

The price of gold is established in US dollars; to manage its exposure due to the fluctuation of the US dollar, the Company can occasionally enter into various types of foreign exchange contracts. During the years 2007, 2006 and 2005, the Company did not enter into any forward exchange contracts. As at December 31, 2007, an amount of US$3,604 was included in cash and cash equivalents (US$28 as at December 31, 2006).

b)	Commodity price risk

For its gold production, the Company can reduce its risk of a decrease in the price of gold through the occasional use of forward sales contracts and put and call options. In 2007, 2006 and 2005, the Company did not enter into hedging contracts for its gold production.

c)	Credit risk

Financial instruments that expose the Company to market risk and concentration of credit risk consist primarily of cash and cash equivalents, accounts receivable, forward contracts and option contracts for currencies and gold, when used. The Company invests its cash and cash equivalents in high-quality securities issued by government agencies, financial institutions and major corporations, and limits the amount of credit exposure by diversifying its holdings. The Company is exposed to credit risk in the event of non-performance by counterparties in connection with, when applicable, its currency and gold forward option contracts and its hedging. The Company does not obtain any security to support financial instruments subject to credit risk but mitigates this risk by dealing only with a diverse group of financially sound counterparties and, accordingly, does not anticipate any loss for non-performance.

d)	Fair value of financial instruments

The Company owns and assumes other assets and liabilities such as cash and cash equivalents, accounts receivable, as well as accounts payable and accrued charges. The fair value of these financial assets and liabilities approximates their book value as these items will be realized or paid within one year.

The fair value of the advance to a minority partner approximates its book value as it bears interest at a variable rate.

The fair value of short-term investments in publicly-traded companies is the bid price and for the options issued by publicly-traded companies, the fair value is calculated using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 3.78%, expected life of 14 months and 19 months, expected volatility of 100% and no expected dividend yield.

RICHMONT MINES INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2007, 2006 and 2005
(in thousands of Canadian dollars)

20.	Segmented information

The Company operates gold mines at different sites in Quebec and Ontario. These sites are managed separately given their different locations. The Company assesses the performance of each segment based on earnings (loss) before other items. Accounting policies for each segment are the same as those used for the preparation of the consolidated financial statements.

2007	Quebec $	Ontario $	Exploration, corporate and others $	Total $

Revenue	30,363	5,743	1,965	38,071
Mine operating costs and others	21,290	4,912	3,078	29,280
Exploration and project evaluation	1,578	506	1,204	3,288
Depreciation and depletion	4,683	763	182	5,628
Gain on disposal of mining assets	(8,044)	-	(22)	(8,066)

Earnings (loss) before other items	10,856	(438)	(2,477)	7,941

Acquisition (sale) of property, plant and equipment	(908)	2,308	1,237	2,637

Current assets	5,741	2,341	31,009	39,091
Advance to a minority partner	-	-	1,875	1,875
Property, plant and equipment	4,969	38,242	1,799	45,010

Total assets	10,710	40,583	34,683	85,976

2006	Quebec $	Ontario $	Exploration, corporate and others $	Total $

Revenue	31,449	73	1,367	32,889
Mine operating costs and others	28,374	38	2,708	31,120
Exploration and project evaluation	1,528	272	280	2,080
Depreciation and depletion	3,050	-	96	3,146
Gain on disposal of mining assets	-	-	(3,235)	(3,235)

Earnings (loss) before other items	(1,503)	(237)	1,518	(222)

Acquisition of property, plant and equipment	2,026	23,391	377	25,794

Current assets	6,633	2,058	18,376	27,067
Advance to a minority partner	-	-	3,375	3,375
Property, plant and equipment	10,560	36,697	744	48,001
Future mining and income taxes	55	-	-	55

Total assets	17,248	38,755	22,495	78,498

RICHMONT MINES INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2007, 2006 and 2005
(in thousands of Canadian dollars)

2005	Quebec $	Ontario $	Exploration, corporate and others $	Total $

Revenue	20,682	8	663	21,353
Mine operating costs and others	17,750	-	3,815	21,565
Exploration and project evaluation	1,080	320	975	2,375
Depreciation and depletion	1,532	-	86	1,618
Gain on disposal of mining assets	-	-	(292)	(292)
Write-down of mining assets	26,041	-	-	26,041

Loss before other items	(25,721)	(312)	(3,921)	(29,954)

Acquisition of property, plant and equipment	16,352	12,622	61	29,035

Current assets	7,727	612	18,745	27,084
Property, plant and equipment	12,028	13,306	517	25,851
Future mining and income taxes	662	-	629	1,291

Total assets	20,417	13,918	19,891	54,226

RICHMONT MINES INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2007, 2006 and 2005
(in thousands of Canadian dollars)

21.	Effect of applying United States generally accepted accounting principles

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). Had these consolidated financial statements been prepared in accordance with United States generally accepted accounting principles (US GAAP), the effect on net earnings (loss), property, plant and equipment, minority interest, accumulated other comprehensive income, shareholders' equity and on consolidated statements of cash flow would have been as follows:

	2007	2006	2005
	$	$	$

			(Restated)

Net earnings (loss) reported under Canadian GAAP	6,671	3,194	(27,480)

Add (deduct):
Difference in accounting related to investments a)	(412)	(394)	180
Difference in accounting related to stock-based compensation b)	57	-	-
Exploration and development costs related to mining properties c)	(509)	(20,593)	(21,548)
Depreciation and depletion d)	75	(405)	(839)
Flow-through shares e)	-	(2,070)	(130)
Write-down of mining assets f)	-	-	20,302
Mining and income taxes g)	-	-	(2,836)
Minority interest h)	353	9,204	1,309

Net earnings (loss) reported under US GAAP	6,235	(11,064)	(31,042)

Net earnings (loss) per share reported under US GAAP
Basic and diluted	0.26	(0.48)	(1.74)

Property, plant and equipment reported under Canadian GAAP	45,010	48,001	25,851
Exploration and development costs related to mining properties c)	(31,258)	(30,749)	(30,458)
Write-down of mining assets f)	-	-	20,302
Cumulative depreciation and depletion d)	(1,432)	(1,507)	(1,102)

Property, plant and equipment reported under US GAAP	12,320	15,745	14,593

Minority interest under Canadian GAAP	14,238	12,745	3,196
Minority interest h)	(10,866)	(10,513)	(1,309)

Minority interest under US GAAP	3,372	2,232	1,887

Accumulated other comprehensive income under Canadian GAAP	352	-	-
Difference in accounting related to investments a)	88	-	-

Accumulated other comprehensive income under US GAAP	440	-	-

Shareholders' equity reported under Canadian GAAP	61,813	54,690	40,463
Difference in accounting related to exploration costs c)	(31,258)	(30,749)	(30,458)
Write-down of mining assets f)	-	-	20,302
Depreciation and depletion d)	(1,432)	(1,507)	(1,102)
Difference in accounting related to investments a)	-	323	717
Difference in accounting related to share of a minority partner h)	10,866	10,513	1,309
Flow-through shares e)	-	-	(1,230)

Shareholders' equity reported under US GAAP	39,989	33,270	30,001

RICHMONT MINES INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2007, 2006 and 2005
(in thousands of Canadian dollars)

	2007	2006	2005
	$	$	$

			(Restated)

Cash flow from (used in) operating activities under Canadian GAAP	11,811	2,429	(3,996)
Exploration and development costs related to mining properties c)	(509)	(20,593)	(21,548)
Flow-through shares e)	-	(2,070)	(130)

Cash flow from (used in) operating activities under US GAAP	11,302	(20,234)	(25,674)

Cash flow used in investing activities under Canadian GAAP	(1,611)	(21,087)	(28,085)
Exploration and development costs related to mining properties c)	509	20,593	21,548

Cash flow used in investing activities under US GAAP	(1,102)	(494)	(6,537)

Cash flow from financing activities under Canadian GAAP	965	20,105	21,490
Flow-through shares e)	-	2,070	130

Cash flow from financing activities under US GAAP	965	22,175	21,620

2005 Restatement

During 2006, the Company reviewed the classification of its East Amphi and Island Gold mining projects. These projects, which were improperly considered as development stage, were reclassified as exploration stage and the capitalized costs related to these projects were charged to earnings under US GAAP. Accordingly, the Company increased its net loss by $3,586 in 2005 compared to the previously published results. The net loss per share was increased by $0.20 in 2005. Shareholders' equity as at January 1, 2006 was decreased by $9,824.

a)

Short-term investments acquired before December 31, 2006 were classified as held-for-trading and were recorded at fair value and changes in value were accounted for in earnings under SFAS-133. Following the adoption of Section 3855 of the CICA Handbook, on January 1, 2007, the Company classified the short-term investments acquired in 2007 as available-for-sale. These investments must be recorded at fair value and changes to their value must be included in other comprehensive income.

b)	Under US GAAP, the cost of stock based compensation must take into account a factor for employee turnover, related to employees having received such stock options, and reduce the cost accordingly.

c)

Under Canadian GAAP, exploration and development costs incurred, subsequent to the date of establishing that a property has mineral resources which have the potential of being economically recoverable are capitalized to property, plant and equipment. Under United States Securities and Exchange Commission (“SEC”) guidelines, all costs incurred before a commercially mineable deposit is established, generally by completing a bankable feasibility study, must be charged to earnings as incurred.

d)

Depreciation calculated under US GAAP is higher than the amount calculated under Canadian GAAP as buildings and equipment relating to mining properties, which commercial viability has yet to be determined, are depreciated using the straight-line method based on their anticipated useful life. Under Canadian GAAP, this expense is capitalized. Following the start of commercial production, capitalized development costs are depreciated according to the units-of-production method, using proven and probable reserves.

RICHMONT MINES INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2007, 2006 and 2005
(in thousands of Canadian dollars)

21.	Effect of applying United States generally accepted accounting principles (continued)

2005 Restatement (continued)

e)

Under US GAAP, the premium paid on flow-through shares issued must be recognized as a liability when these shares are issued; under GAAP in Canada, the tax effect of the renouncement of the deductibility of exploration expenses by the Company is deducted from shareholders' equity on the date of such renouncement.

f)

The Company periodically reviews the book value of its property, plant and equipment under the Canadian and United States GAAP. The impact on the 2005 net loss is attributable to a lower net book value of the affected assets under US GAAP compared to Canadian GAAP since exploration and development costs were charged to earnings under US GAAP as explained in c) above.

	g)	Amounts represent the tax impact relating to the adjustments described in a), b), c), d), e) and f) above.

	h)	Amounts represent the impact on the share of a minority interest to the adjustments described in c) and d) related to expenses attributable to the Island Gold project.

New Accounting Pronouncement s

On January 1, 2007, the FASB Interpretation No. 48, Accounting for Uncertainty in Tax Positions, an Interpretation of FASB Statement No. 109, (“FIN 48”), became effective for the Company. FIN 48 addresses the recognition and measurement of all tax positions. The recognition process involves determining whether it is more likely than not that a tax position would be sustained on audit based solely on its technical merits. The amount of benefit recognized in the financial statements is the maximum amount which is more likely than not to be realized based on a cumulative probability approach. The adoption of FIN 48 did not have any impact on the financial statements of the Company.

Recent Accounting Pronouncements

In September 2006, the FASB issued FAS Statement No 157, “Fair Value Measurements” (“FAS 157”). FAS 157 provides guidance on how to use fair values to measure assets and liabilities and applies whenever other standards require or permit assets or liabilities to be measured at fair value. Expanded disclosures about the use of fair value to measure assets and liabilities are also required. FAS 157 is effective for the Company on January 1, 2008. The Company is currently assessing the impact of FAS 157 on its consolidated financial statements.

In February 2007, the FASB issued FAS No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities” including an amendment of FASB Statement No. 115. This Statement permits entities to choose to measure many financial instruments and certain other items at fair value. This Statement applies to all entities, including not-for-profit organizations. Most of the provisions of this Statement apply only to entities that elect the fair value option. FAS No. 159 is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact that FAS 159 will have on its consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations” (“FAS 141R”), which replaces FAS 141 and SFAS no. 160, “Non-controlling Interest in Consolidated Financial Statements”, an amendment of ARB No. 51 (“FAS 160”). FAS 141R establishes principles and requirements for how an acquirer in a business combination recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any controlling interest; recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. FAS 160 requires retroactive adoption of the presentation and disclosure requirements for existing minority interests. FAS 141R and FAS 160 shall be applied prospectively on or after an entity's fiscal year that begins on or after December 15, 2008. The Company is currently assessing the impact that FAS 141R and FAS 160 will have on its consolidated financial statements.

22.	Comparative figures

Certain comparative figures provided for fiscal years 2006 and 2005 have been reclassified to conform with the presentation adopted for the fiscal year ended December 31, 2007.