Form 20-F/A
period 2007-12-31
RICHMONT MINES INC
filed 2008-10-17
CIK 1023996

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

 FORM 20-F
 Amendment No. 1

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007
OR
☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to
OR
☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report

Commission file number  001-14598

RICHMONT MINES INC.

(Exact name of Registrant as specified in its charter)

Quebec, Canada

(Jurisdiction of incorporation or organization)

161, Avenue Principale, Rouyn-Noranda, Quebec J9X 4P6

(Address of principal executive offices)

Martin Rivard
Telephone: 819-797-2465
Facsimile: 819-797-0166
161, Avenue Principale, Rouyn-Noranda, Quebec, Canada J9X 4P6
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

Perron Block-2 (Claims 3493171, 3493172 and 3493173)

A Net Smelter Royalty (NSR) of 2% is payable monthly to Northwest Gold Corp. at the condition that the average monthly gold price be superior to US$300/oz on production from these claims. "NSR" means the value for marketable minerals and/or metals produced from the Mining Rights and received by the Purchaser from a purchaser thereof, less deductions incurred for smelting, refining and marketing.

Pascalis

A Net Profit Interest (NPI) of 25% payable to New Pascalis Mines Limited. "NPI" means a share of net proceeds from production paid solely from the working interest owner’s share.

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

Total cash cost

Total cash cost per ounce is not a recognized measure under Canadian GAAP and this data may not be comparable to data presented by other gold producers. The Company believes that this generally accepted industry measure is a realistic indication of operating performance and is useful in allowing year over year comparisons. As illustrated in the table below, total cash cost per ounce is calculated by adding operating costs and royalties as shown in the Company’s Consolidated Statements of Earnings and then dividing by the number of ounces of gold sold. The cash costs obtained from this calculation in Canadian dollars are converted into US dollars. Total cash cost per ounce in US dollars is intended to provide investors with information about the cash generating capabilities of the Company’s mining operations. Management uses this measure to monitor the performance of the Company’s mining operations. Since market prices for gold are quoted on a per ounce basis, using this per ounce measure allows management to assess the mine’s cash generating capabilities at various gold prices. Management is aware that this per ounce measure of performance is affected by fluctuations of the exchange rates.

Reconciliation of Total cash cost per ounce to production costs:

(in thousand $)	2007	2006	2005

Operating costs per consolidated statements of earnings (CAN$)	24,199	27,169	16,522

Royalties per consolidated statements of earnings (CAN$)	565	189	231

Cash costs (CAN$)	24,764	27,358	16,753

Ounces of gold sold	46,193	44,866	36,956

Total cash cost in CAN$/per ounce	536	610	453

Average exchange rate (US$/CAN$)	1.0748	1.1341	1.2116

Total cash cost in US$/per ounce	499	538	374

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

As at December 31, 2006, the Company had working capital of $21,171, compared with $21,877 as of December 31, 2005. Although investments in property, plant and equipment during the year totalled $25,060, this stability of working capital was attributable primarily to the financing completed in June 2006, which yielded the Company net proceeds of $13,777, the recovery of $4,892 in taxes; and proceeds of $2,250 realized on the sale of the assets of the Nugget Pond property.

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

Compensation of senior officers

During the year ended December 31, 2007 the four Named Executive Officers of the Company (as hereinafter defined) were paid an aggregate cash remuneration of $807,265.

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

  correcting or rectifying any ambiguity, defective provision, error or omission in the Plan; and

  changing the provisions relating to the administration of the Plan.

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

ITEM 8.     FINANCIAL INFORMATION

A.     Consolidated Statements and Other Financial Information

The following consolidated financial statements of the Company are attached to this Annual Report:

Report of the Independent Registered Public Accounting Firm on Internal Control dated February 8, 2008

Report of the Independent Registered Public Accounting Firm dated February 8, 2008 on the Consolidated Balance Sheets as at December 31, 2007, Consolidated Statements of Earnings, Comprehensive Income, Deficit, Accumulated other Comprehensive Income and Cash Flows for the year then ended.

Comments by Auditors for American Readers on Canada - US Reporting differences dated February 8, 2008

Report of the Independent Registered Public Accounting Firm dated February 2, 2007 on the Consolidated Balance Sheets as at December 31, 2006, Consolidated Statements of Earnings, Comprehensive Income, Accumulated other Comprehensive Income, Deficit and Cash Flows for the two-year period then ended.

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

PART III

ITEM 17.     CONSOLIDATED FINANCIAL STATEMENTS

The audited consolidated financial statements referred to below are included herein and found immediately following the text of this Annual Report. The reports of the Independent Registered Public Accounting Firm on such consolidated financial statements are included herein immediately preceding such audited consolidated financial statements.

Audited Consolidated Financial Statements

Report of the Independent Registered Public Accounting Firm on Internal Control dated February 8, 2008

Report of the Independent Registered Public Accounting Firm dated February 8, 2008 on the Consolidated Balance Sheets as at December 31, 2007, Consolidated Statements of Earnings, Comprehensive Income, Deficit, Accumulated other Comprehensive Income and Cash Flows for the year then ended.

Comments by Auditors for American Readers on Canada - US Reporting differences dated February 8, 2008

Report of the Independent Registered Public Accounting Firm dated February 2, 2007 on the Consolidated Balance Sheets as at December 31, 2006, Consolidated Statements of Earnings, Comprehensive Income, Accumulated other Comprehensive Income, Deficit and Cash Flows for the two-year period then ended.

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

RICHMONT MINES INC.
Registrant

Dated: October 16, 2008	By: /s/ Nicole Veilleux
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

Chartered Accountants

Montreal, Canada
February 8, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have audited the consolidated balance sheet of Richmont Mines Inc. and its subsidiaries as at December 31, 2006 and the consolidated statements of earnings, comprehensive income, accumulated other comprehensive income, deficit and cash flow for each of the years in the two-year period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company and its subsidiaries as at December 31, 2006 and the results of their operations and their cash flow for each of the years in the two-year period ended December 31, 2006 in conformity with Canadian generally accepted accounting principles.

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

RICHMONT MINES INC.
Consolidated Statements of Cash Flow
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

RICHMONT MINES INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2007, 2006 and 2005
(in thousands of Canadian dollars)

20.	Segmented information (continued)

2005	Quebec $	Ontario $	Exploration, corporate and others $	Total $

Revenue	20,682	8	663	21,353
Mine operating costs and others	17,750	-	3,815	21,565
Exploration and project evaluation	1,080	320	975	2,375
Depreciation and depletion	1,532	-	86	1,618
Gain on disposal of mining assets	-	-	(292)	(292)
Write-down of mining assets	26,041	-	-	26,041

Loss before other items	(25,721)	(312)	(3,921)	(29,954)

Acquisition of property, plant and equipment	16,352	12,622	61	29,035

Current assets	7,727	612	18,745	27,084
Property, plant and equipment	12,028	13,306	517	25,851
Future mining and income taxes	662	-	629	1,291

Total assets	20,417	13,918	19,891	54,226

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

a)

Short-term investments acquired before December 31, 2006 were classified as held-for-trading and were recorded at fair value and changes in value were accounted for in earnings under SFAS-115. Following the adoption of Section 3855 of the CICA Handbook, on January 1, 2007, the Company classified the short-term investments acquired in 2007 as available-for-sale. These investments must be recorded at fair value and changes to their value must be included in other comprehensive income.

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

New Accounting Pronouncements

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