Form 20-F
period 2008-12-31
RICHMONT MINES INC
filed 2009-05-06
CIK 1023996

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

 FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008
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

161, Avenue Principale, Rouyn-Noranda, Quebec, Canada J9X 4P6

(Address of principal executive offices)

Martin Rivard
Telephone: 819-797-2465
Facsimile: 819-797-0166
161, Avenue Principale, Rouyn-Noranda, Quebec, Canada J9X 4P6
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered pursuant to Section 12(b) of the Act:

Title of each Class	Name of each Exchange on which Registered

Common Stock, no par value	The Toronto Stock Exchange and the New York Stock Exchange Amex

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

As of December 31, 2008: 26,113,156

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

Yes ☒                     No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Date File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes ☐                    No ☒

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

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the Registrant has elected to follow:

Item 17 ☒               Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐                     No ☒

 TABLE OF CONTENTS

			PAGE
ITEM	1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	1
ITEM	2.	OFFER STATISTICS AND EXPECTED TIMETABLE	1
ITEM	3.	KEY INFORMATION	2
ITEM	4.	INFORMATION ON THE COMPANY	13
ITEM	4A.	UNRESOLVED STAFF COMMENTS	47
ITEM	5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	47
ITEM	6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	69
ITEM	7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	75
ITEM	8.	FINANCIAL INFORMATION	76
ITEM	9.	THE OFFER AND LISTING	77
ITEM	10.	ADDITIONAL INFORMATION	79
ITEM	11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	88
ITEM	12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	88
ITEM	13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	88
ITEM	14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	89
ITEM	15.	CONTROLS AND PROCEDURES	89
ITEM	16.A.	AUDIT COMMITTEE FINANCIAL EXPERT	90
ITEM	16.B.	CODE OF ETHICS	90
ITEM	16.C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES	90
ITEM	16.D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES	92
ITEM	16.E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS	92
ITEM	16.F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT	92
ITEM	16.G.	CORPORATE GOVERNANCE	92
ITEM	17.	CONSOLIDATED FINANCIAL STATEMENTS	94
ITEM	18.	CONSOLIDATED FINANCIAL STATEMENTS	94
ITEM	19.	EXHIBITS	95

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

The selected financial data of Richmont Mines Inc. (consolidated with its wholly-owned subsidiaries, Camflo Mill Inc. and Patricia Mining Corporation (“Patricia mining”), its majority-owned subsidiary, Louvem Mines Inc. (“Louvem”) and its 55% interest in the Island Gold Mine until December 15, 2008, “Richmont Mines,” “Richmont” or the “Company”) set forth below has been derived from the consolidated financial statements of the Company which have been audited by Raymond Chabot Grant Thornton LLP, Chartered Accountants, as indicated in their Independent Registered Public Accounting Firm’s report as at December 31, 2008 and 2007 and by KPMG LLP, Chartered Accountants, as indicated in their Independent Registered Public Accounting Firm’s report as at December 31, 2006, and which are included elsewhere in this Annual Report.

The selected financial data were extracted from the more detailed consolidated financial statements of the Company and related notes included in this Annual Report and should be read in conjunction with such consolidated financial statements and with the information appearing under the heading “Item 5 – Operating and Financial Review and Prospects.”

The Company’s consolidated financial statements are stated in thousands of Canadian dollars and are prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). Reference is made to notes to the consolidated financial statements of the Company included in this Annual Report for a discussion of the material differences between Canadian GAAP and U.S. generally accepted accounting principles (“U.S. GAAP”), and their effect on the Company’s consolidated financial statements.

Herein, all references to “$” and “CAN$” refer to Canadian dollars and all references to “US$” refer to United States dollars.

The information contained in this Annual Report on Form 20-F is current as at December 31, 2008, except where a different date is specified.

The Company has not declared or paid any dividends on its capital stock during the past five years.

Selected Financial Data
(Canadian GAAP)
(in thousands of Canadian dollars except per share and share data)

	2008	2007	2006	2005	2004
Total revenues	70,591	38,071	32,889	21,353	39,641
Net earnings (loss)	1,635	6,671	3,194	(27,480)	732
Net earnings (loss) per share
Basic	$0.07	$0.28	$0.14	($1.54)	$0.05
Diluted	$0.07	$0.28	$0.14	($1.54)	$0.04
Total assets	82,881	85,976	78,498	54,226	56,194
Long-term debt	-	-	-	-	-
Working capital	26,753	33,970	21,171	21,877	25,925
Shareholders’ equity
Total	67,018	61,813	54,690	40,464	45,412
Capital stock	64,672	61,016	61,340	50,600	29,237
Number of outstanding common shares at year end (000’s)	26,113	24,053	24,180	20,994	16,170

Selected Financial Data
(U.S. GAAP Reconciliation)
(in thousands of Canadian dollars except per share and share data)

	2008	2007	2006	2005	2004
				(restated)	(restated)

Net income (loss)	3,576	6,235	(11,064)	(31,042)	(5,572)

Net earnings (loss) per share
Basic	$0.15	$0.26	($0.48)	($1.74)	($0.35)
Diluted	$0.15	$0.26	($0.48)	($1.74)	($0.34)

Weighted average number of common shares outstanding (000’s)	24,047	24,159	22,904	17,838	16,127

Shareholders’ equity	47,078	39,989	33,270	30,001	39,434

Total assets	62,941	53,286	46,565	43,685	50,333

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

Set forth below are the average rates of exchange for the Canadian dollar and the U.S. dollar for each of the past five fiscal years, and the range of high and low rates for each of the past six calendar months. For purposes of these tables, the rate of exchange is fixed by the Bank of Canada. The tables set forth the number of Canadian dollars required under that formula to buy one U.S. dollar. The average rate means the average of the exchange rates on the last day of each month during the period.

U.S. Dollar/Canadian Dollar Exchange Rates

Year ended December 31	Average
2004	1.30
2005	1.21
2006	1.13
2007	1.07
2008	1.07

The following table sets forth the high and low exchange rate for the past six months. As of May 1, 2009, the exchange rate was 1.19.

U.S. Dollar/Canadian Dollar Exchange Rates

Month	High	Low
November 2008	1,2952	1,1477
December 2008	1,3008	1,1872
January 2009	1,2765	1,1761
February 2009	1,2731	1,2160
March 2009	1,3066	1,2192
April 2009	1.2707	1.1875

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

  slope failure, rock bursts, cave-ins , failure of pitwalls or dams and fire;

  environmental hazards, including discharge of pollutants or hazardous chemicals;

  unanticipated grade and tonnage of ore to be mined and processed;

  unusual or unexpected adverse operating conditions;

  hazards involved in the drilling and mining of ore;

  availability of qualified workforce;

  natural phenomena and “acts of God”, such as inclement weather conditions, floods, earthquakes and other phenomena.

The occurrence of any of these factors could materially and adversely affect a project and as a result materially and adversely affect the Company’s business, financial condition, results of operations and cash flow. These occurrences could result in damage to, or destruction of, mineral properties or production facilities, personal injury or death, environmental damage, delays in mining, monetary losses and possible legal liability. These factors may cause a mineral deposit that has been mined profitably in the past to become unprofitable. Also, it is not unusual in new mining operations to experience unexpected problems during the start-up phase, and delays often can occur in the commencement of production. No assurance can be given that current exploration programs will result in any commercial mining operation.

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

Failure to Achieve Production Estimates

The ore reserves presented in this Annual Report are in large part estimates, and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized. There are numerous uncertainties inherent in estimating proven and probable reserves including many factors beyond the Company’s control. The estimation of reserves is a complex and subjective process and the accuracy of any such estimate is a function of the quantity and quality of available data and of the assumptions made and judgements used in engineering and geological interpretation. Reserve estimates may require revision based on various factors such as actual production experience, exploration results, market price fluctuations of gold, results of drilling, metallurgical testing, production costs or recovery rates. These factors may render the proven and probable reserves unprofitable to develop at a particular property or for a specific mine. Any material reduction in estimates of the Company’s reserves or its ability to extract these reserves could have a material adverse effect on its future cash flow, results of operations and financial condition.

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

Fluctuations in Gold Prices and Currencies (see “Information on the Company – Gold Marketing and Sales”)

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

The following table sets out the annual average gold price (London PM fix) in U.S. dollars over the past five years:

	(US$)	Exchange rate	(CAN$)

2004	410	1.30	534
2005	444	1.21	538
2006	604	1.13	685
2007	695	1.07	744
2008	872	1.07	933

When calculating its mineral reserve estimates, the estimate of the price of gold used by the Company for each of its mines was CAN$785 per ounce. In the event of a sustained, significant drop in gold price, the Company may be required to re-evaluate its assets, resulting in reduced estimates of reserves and in material write-downs of the Company’s investment in mining properties and increased amortization, reclamation and closure charges.

Furthermore, since gold price is established in U.S. dollars, a significant increase in the value of the Canadian dollar relative to the U.S. dollar coupled with stable or declining gold prices could adversely affect Richmont Mines’ results with respect to gold revenues.

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

Title to Properties

While the Company has verified title to its properties according to usual industry standards for the stage of development of such properties, the procedures undertaken do not guarantee the Company’s title. Properties may be subject to prior registered and unregistered agreements, transfers or aboriginal land claims, and title may be affected by undetected defects. In addition, transfers of title to certain properties of the Company are in the process of being completed. There may be valid challenges to the title of the Company’s properties which, if successful, could impair development and/or operations. Moreover, where the Company’s interest in a property is less than 100%, the Company’s entitlement to, and obligations in respect of, the property are subject to the terms of the agreement relating to that property, which in certain circumstances may be the subject of differing interpretations as between the parties to that agreement.

Laws and Regulations

The Company’s mining operations and exploration activities are subject to various laws and regulations governing the environment, agricultural zoning, prospecting, development, production, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, mine safety and other matters.

The Canadian mining industry is subject to federal and provincial environmental protection legislation. This legislation sets high standards on the mining industry in order to reduce or eliminate the effects of waste generated by extraction and processing operations and subsequently emitted into the air or water. Consequently, drilling, refining, extracting and milling are all subject to the restrictions imposed by such legislation. In addition, the construction and commercial operation of a mine typically entail compliance with applicable environmental legislation and review processes, as well as the obtaining of permits, particularly for the use of the land, permits for the use of water, and similar authorizations from various governmental bodies. Compliance with such laws and regulations increases the costs of planning, designing, drilling, developing, constructing, operating and closing mines and other facilities. No assurance can be given that additional significant costs and liabilities will not be incurred to comply with current and future requirements.

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

Nearly all mining projects require government approval. No assurance can be given that these approvals will be granted to the Company in a timely manner, or at all.

Joint Ventures

No assurance can be given that the Company’s joint venture partners will not veto the Company’s business plans, with regard to a specific joint venture, and prevent the Company from achieving its objectives.

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

Dependence on Personnel

The Company’s ability to manage growth effectively will require the Company to continue to implement and improve the Company’s management systems and to recruit and train new employees. Although the Company has done so in the past, no assurance can be given that it will be successful in attracting and retraining skilled and experienced personnel.

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

While the Company continues to seek acquisition opportunities consistent with its acquisition and growth strategy, no assurance can be given that it will be able to identify additional suitable acquisition candidates available for sale at reasonable prices, to consummate any acquisition, or to integrate any acquired business into its operations successfully. Acquisitions may involve a number of special risks, circumstances or legal liabilities, some or all of which could have a material adverse effect on the Company’s business, results of operations and financial condition. Risks related to acquiring and operating acquired properties and companies could have a material adverse effect on the Company’s results of operations and financial condition. In addition, to acquire properties and companies, the Company would use available cash, incur debt, issue Common Shares or other securities, or a combination of any one or more of these. This could limit the Company’s flexibility to raise capital, to operate, explore and develop its properties and to make additional acquisitions, and could further dilute and decrease the trading price of the common shares. When evaluating an acquisition opportunity, the Company cannot be certain that it will have correctly identified and managed the risks and costs inherent in the business that it is acquiring.

From time to time, the Company engages in discussions and activities with respect to possible acquisitions. At any given time, discussions and activities can be in process on a number of initiatives, each at different stages of development. No assurance can be given that any potential transaction will be successfully completed, and, if completed, that the business acquired will be successfully integrated into the Company’s operations. If the Company fails to manage its acquisition and growth strategy successfully it could have a material adverse effect on its business, results of operations and financial condition.

Risks related to the Company’s common shares

Fluctuation in Share Price

The market price of the Company’s common shares may fluctuate due to a variety of factors relating to the Company’s business, including the announcement of expanded exploration, development and production activities by Richmont Mines and its competitors, gold price volatility, exchange rate fluctuations, consolidations, dispositions, acquisitions and financings, changes or restatements in the amount of the Company’s mineral reserves, fluctuations in the Company’s operating results, sales of the Company’s common shares in the marketplace, failure to meet analysts’ expectations, changes in quarterly revenue or earnings estimates made by the investment community, speculation in the press or investment community about Richmont Mines’ strategic position, results of operations, business or significant transactions and general conditions in the mining industry or the worldwide economy. No assurance can be given that the market price of the Company’s common shares will not continue to experience significant fluctuations in the future, including fluctuations that are unrelated to the Company’s performance.

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

The head office and principal place of business of the Company are located at offices of approximately 8,391 square feet at 161 avenue Principale, Rouyn-Noranda, Quebec, J9X 4P6, telephone number: (819) 797-2465. The Company also utilizes an office of approximately 1,200 square feet in rented premises at 1 Place Ville-Marie, Suite #2130, Montreal, Quebec H3B 2C6. The common shares of Richmont Mines are listed and posted for trading on the Toronto Stock Exchange and the Nyse Amex. The co-transfer agent for the Company in the United States is Computershare Trust Company of Canada, 350 Indiana Street, Suite 800, Golden Colorado, 80401.

Richmont Mines is principally engaged in the acquisition, exploration, operation, financing, and development of mineral properties. Richmont Mines began its exploration activities in northwestern Quebec in the spring of 1984. During the following years, it acquired a portfolio of properties with gold-bearing potential with a view to development and commercial operation.

Recent History

In 2006, the Company sold its Nugget Pond property and gold mill in Newfoundland to New Island Resources for a cash consideration of $2,250,000. In 2007, the Company sold its East Amphi property in Quebec for a cash consideration of $2,450,000 and 1,109,000 common shares of Exploration Osisko Ltd. valued at $6,086,000. The Company retains a net smelter return royalty of 2% on a specified portion of the future production of the East Amphi property and a similar royalty on future production of up to 300,000 ounces of gold on another portion of the property.

The Company currently produces gold from its Beaufor Mine and Island Gold Mine, its material properties. On December 16 2008, Richmont Mines acquired Patricia Mining Corp (“Patricia Mining”) by way of plan of arrangement. As a result of the arrangement, Richmont Mines owns a 100% interest in the Island Gold Mine, which had been the subject of a joint venture between Richmont Mines and Patricia Mining and has been in commercial production since October 1, 2007.

On November 5, 2007, Richmont Mines announced that it entered into an agreement with LKA International Inc. (“LKA”), which granted the Company an option to earn a 50% joint-venture interest in LKA’s Golden Wonder property located near Lake City, Colorado. On October 23, 2008, Richmont Mines announced that results obtained to date had failed to confirm the continuity of an economically viable ore zone. In light of these results, Richmont Mines informed LKA of the termination of its option to proceed with the joint venture agreement.

By October 31, 2007, Richmont Mines had acquired a 70% interest in the Valentine Lake property. On February 5, 2009 Mountain Lake Resources inc. (“Mountain Lake”) and Richmont Mines entered into an agreement (the “Valentine Lake Agreement”) pursuant to which the Company granted Mountain Lake the option to purchase Richmont Mines’s 70% interest in the property. Mountain Lake agreed to pay an option fee to Richmont Mines of 2,500,000 common shares of Mountain Lake at a deemed value of $625,000, or $0.25 per share, and may exercise the purchase option within a five-year period by making option payments to Richmont Mines totaling an additional $3,000,000, and by incurring $1,000,000 in exploration and development expenditures at Valentine Lake within such timeframe. Until all such conditions to the option exercise are met, Richmont Mines will continue to own a 70% interest in the property.

An important exploration program was undertaken in 2008 at Beaufor Mine with 45,204 metres of drilling at a total cost of $2.92 million. This drilling included 11,439 metres of definition and 33,765 metres of exploration below the lower level of the mine. This drilling, combined with the development, has permitted reserves to be maintained at approximately the same level as in 2007.

Island Gold

Richmont Mines assumed responsibility for operations at the Island Gold Mine on January 1, 2005. During the course of the fourth quarter of 2005, after having fulfilled its obligation to invest $10 million for the development of the project, the Company acquired a 55% interest in the Island Gold Mine.

On January 26, 2006, Richmont Mines and Patricia Mining announced through the Island Gold joint venture the acquisition of Algoma Steel Inc.’s (“Algoma”) remaining joint venture interest in the Goudreau property near Dubreuilville, Ontario for an aggregate purchase price of $100,000. The property remains subject to a 15% net profits interest, as per the original joint venture between Algoma and Patricia Mining.

The Island Gold Mine began commercial production on October 1, 2007. On December 16, 2008, Richmont Mines acquired 42,929,581common shares of Patricia Mining (representing approximately 98.2% of Patricia Mining's outstanding common shares) in exchange for CAN$0.15 cash and 0.055 of one common share of Richmont Mines for each common share of Patricia Mining pursuant to a plan of arrangement under the Business Corporations Act (Ontario). Richmont now owns all 43,704,581 common shares of Patricia Mining. Patricia Mining’s main asset is its joint venture interest in the Island Gold Mine. Richmont Mines currently owns a 100% interest in the Island Gold Mine.

Capital Expenditures

The following table sets forth the Company’s capital expenditures on its properties for the past three fiscal years.

		Years Ended December 31
	2008	2007	2006
	$	$	$

Beaufor Mine	126,871	1,060,136	1,706,421
East Amphi Mine	-	34,250	822,245
Island Gold Mine	3,078,654	4,493,937	21,934,103
Other investments	1,986,918	582,034	597,233

	5,192,443	6,170,357	25,060,002

The Company’s major investment for 2008 was $3,078,654 at Island Gold Mine to advance production at the mine to current levels. The Company’s major investments for 2007 and 2006 were $4,493,937 and $21,934,103 respectively, to carry out work to bring the Island Gold project into commercial production.

Property Interests

The following table outlines Richmont Mines’ interest in its exploration properties as at December 31, 2008.

Property	Year of acquisition	Number of claims	Participation[1]
Quebec
Francoeur	1992	19	100%
Monique	1994	21	81% by Louvem
Wasamac	1988	3 mining concessions	100%
		+ 1 claim
Camflo Northwest	2005	13	80%
Newfoundland and Labrador
Valentine Lake	2003	539	70%
Ontario
Sewell	2002	6	100%
Cripple Creek	2002	27	100%

1 The Company will be required to pay royalties if some of these properties are brought into commercial production.

Exploration and Project Evaluation Expenditures

The following table presents Richmont Mines’ exploration and project evaluation expenses in 2006, 2007 and 2008 and the budgeted estimated amounts for 2009.

	2009	2008	2007	2006
	$	$	$	$
	Estimated
Quebec
Beaufor Mine	3,340,000	2,920,605	1,873,723	1,342,438
East Amphi[1]	-	-	18,409	248,384
Francoeur[4]	4,500,000	119,417	96,199	146,165
Monique	40,000	717	7,650	403
Wasamac	46,710	64,320	45,387	53,855
Newfoundland
Cripple Creek[2]	-	-	-	153,297
Valentine Lake	-	346,890	1,016,446	66,606
Ontario
Island Gold	2,340,000	2,292,966	505,365	263,976
Sewell and Cripple Creek	32,200	19,801	320	8,448

USA
Golden Wonder[3]	-	4,202,009	665,287	-

Other properties	242,450	-	135,923	5,411
Evaluation of projects	431,300	373,066	124,082	582,646
Tax credits	-	(642,481)	(1,200,620)	(792,110)
Reclassification of exploration tax credits from 2007		849,945	-	-

	10,972,660	10,547,255	3,288,171	2,079,519

[1]	Property sold in 2007.
[2]	This property was abandoned in 2006.
[3]	The joint venture option was terminated in October 2008.
[4]

In april 2009, Richmont announced a surface drilling program consisting of approximately 8,000 metres for 2009 summer with the objective of increasing known resources. Richmont’s 2009 budget for the dewatering and drilling program is approximately CAN$4.5 million.

2009 Trends

The Company’s strategy is to capitalize on its existing properties through exploration and development and to acquire advanced projects in North America where its expertise in narrow vein operations can be applied and to improve production efficiencies.

To further its strategy in 2009 the Company intends to focus on advancing the Island Gold Mine towards its full rate of production. The Company also plans major exploration programs on its producing mines and current exploration properties. The Company will evaluate acquisition and partnership opportunities in order to expand the value of its portfolio of mineral properties, to build its reserve base and to accelerate its rate of production. Additionally, the Company will continue to assess and rationalize the quality of its non-core asset base in order to maximize future shareholder value.

B. Business Overview

Beaufor Mine

Location and Property Description

The Beaufor Mine property along with other adjacent properties such as Pascalis, Perron, Colombière, Courvan and Perron Blocks 2, 3 and 4, are located approximately 27 kilometres to the northeast of the town of Val-d’Or, in the Abitibi-Est county, Province of Quebec, Canada.

Description of Mineral Rights

The property consists of a series of adjacent mining rights subdivided into four projects: Perron, Beaufor, Pascalis and Colombière. The projects are composed of two mining leases, one mining concession and 23 claims for a total area of 591.5 hectares (ha). The Courvan project and Perron blocks 2, 3 and 4 form another group of mining titles with high economic potential but currently presenting no mining activities. This group consists of two mining concessions and 66 claims for a total area of 1,298 ha.

Property	Number of claims	Area (ha)	Expiration date
Beaufor	1	106	Mining Concession 280PTA : 01/31/2010
Colombière	13	226	Claims expire between 09/22/2009 and 10/15/2009
Courvan	61	1099	Mining concession 295 and 280PTB and 59 claims expire between 01/31/2010 and 09/17/2010
Pascalis	1	37.5	Mining Lease BM 750 : 06/02/2016
Perron	11	222	Mining Lease BM 858 : 03/11/2023 10 claims expire between 09/10/2009 and 09/16/2009
Perron blocks 2, 3 and 4	7	199	Claims expire between 09/06/2010 to 12/15/2010

All of these claims will be renewed before the anniversary date because there are exceeding credits available. For the mining leases, taxes are paid every year to the government to keep them in good standing. For a mining concession, geological works are performed to keep it in good standing or the taxes are paid every year. Richmont Mines has an internal procedure and an external control to insure the follow up of the claims expiry dates. All the mining claims, mining concessions and mining leases were in good standing in 2008 and will be for 2009. A detailed list and map of locations can be found in the Technical Report for the Beaufor Mine as of December 31, 2006 filed on March 29, 2007 under the Company’s profile on the SEDAR web site at www.sedar.com.

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

Mineral Royalties

All the properties jointly held by Richmont Mines and Louvem are subject to the payment of royalties and financial contractual obligations as follows:

For Beaufor (only calculated on the 50% of production held by Richmont Mines)

a) Royalties

Royalties are payable to Aurizon Mines Ltd. (“Aurizon”) on the 50% of production held by Richmont Mines. The amount of the royalty is determined by the prevailing price of gold and the quantity of gold produced in accordance with the following formula:

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

Perron Block-2 (Claims 3493171, 3493172 and 3493173)

A Net Smelter Royalty (NSR) of 2% is payable monthly to Northwest Gold Corp. subject to the condition that the average monthly gold price be exceed US$300/oz on production from these claims. “NSR” means the amount of money which the smelter or refinery pays the mining operator for the mineral product and is usually based on a spot, or current price of the mineral, with deductions for the costs associated with further processing.

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

The rehabilitation plan for the Beaufor Mine was approved in April 2008 by the Ministry of Natural Resources and Wildlife of Quebec (the “MNRW”).

Location of Mineralized Zones

The mineralized zones, including mineral reserves and mineral resources, underground infrastructure and the waste pad are located on mining concession 280 PTA of the Beaufor property, mining lease 750 of the Pascalis property and mining lease 858 of the Perron property.

Permits

All necessary permits and authorizations have been requested and issued.

Infrastructures

Two mine shafts are located on the Beaufor property, the old Perron shaft No. 5 is currently used for hoisting and the Pascalis shaft is used as the ventilation air intake shaft and as an emergency exit. A series of buildings including warehouses, workshops, offices are used to service a workforce of about 99 employees and approximately 25 independent contractors as of December 31, 2008. Over $1 million was invested to replace the structure of the wooden headframe between June and August 2007.

Access

The mine can be accessed from the highway 117, going East from Val-d’Or to the Perron road and then north towards the village of Perron. The mine can also be accessed using the secondary road 397 from Val-d’Or to Val-Senneville, and going south on the Paré road to the Perron village.

Climate

The average annual precipitation is some 954 mm with most falling in September (some 102 mm). Snowfalls occur between October and May with the most snowfall occurring between November and March. The monthly average for that period is about 54 mm (expressed in mm of water).

The average daily temperature in Val-d’Or is 1.2°C, slightly above freezing. The average temperature for July reaches 17.1°C, while in January the temperature falls to –17.0°C. The lowest temperature measured was -43.9°C and the highest temperature measured was 36.1°C. Although the temperature of the area is below the freezing point an average of 209 days per year, mining operations aren’t affected by the climate.

Local Resources and Basic Infrastructures

The area is well served by existing infrastructure and human resources. The population of the town of Val-d’Or is approximately 32,000 people. The town is accessible from the national road network and commercial flights are available daily at the local airport. The area also hosts an excellent base of suppliers and manufacturers for the mining industry.

A railroad is located a few kilometres to the south of the property and power is supplied by Hydro-Québec.

The local manpower is well trained. Since the mining town of Val-d’Or is very active, it is generally possible to recruit and retain a sufficient mining workforce. Professionals, engineers, geologists and technicians are usually well-trained and available in this area.

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

Work during 2008

In 2008, 115,674 tonnes of ore at an average recovered grade of 8.85 g/t were extracted from the Beaufor Mine. This production yielded gold sales of 32,908 ounces, produced at a cash cost of US$509 and CAN$543 per ounce sold.The cash cost per ounce increased in 2008 compared to 2007, largely due to higher mining and milling costs and increased definition drilling. The following table summarizes the work completed over the last three years.

Beaufor Mine
	2008	2007	2006
Tonnes	115,674	97,429	139,513
Recovered grade (g/t)	8.85	8.36	5.54
Ounces sold	32,908	26,182	24,866
Cash cost per ounce (US$)[1]	509	468	580
Investment in property, plant and equipment ($)	126,871	1,060,136	1,706,421
Exploration expenses ($)	2,920,605	1,873,723	1,342,438
Differed development metres	-	-	1,299
Diamond drilling (metres)
Definition	11,439	3,095	18,513
Exploration	33,765	25,157	22,592

1 The cash cost includes operating costs and royalties

Exploration Work

An important exploration program was undertaken in 2008 performed by a contractor under the supervision of the geological staff at the Beaufor Mine with 45,204 metres of drilling at a total costs of $2.9 million. This drilling included 11,439 metres of definition and 33,765 metres of exploration below the last level of the mine. This drilling, combined with the development, has permitted reserves to be maintained at approximately the same level as in 2007. Reserves stood at 244 063 tonnes at a grade of 8.89 g/t for 69,792 ounces at the end of 2008 compared to 255,701 tonnes at a grade of 9.20 g/t for 75,632 ounces at the end of 2007. With the exploration drilling, Beaufor has also increased its Inferred Mineral Resources to 154,927 ounces in 2008 compared to 30,278 ounces in 2007. The zones below the 20th level and up to the 12th level are still showing good gold intersections and continuities.

Drilling

Most of the drill holes are planned on vertical cross-sections in order to undercut at right angles the shear veins. The drilling program is sub-divided into two main categories as follows:

  Exploration drilling using a 40 to 80 metres by 40 to 80 metres grid;

  Definition drilling based on a 10 to 20 metres by 10 to 20 metres grid.

Drilling operations are performed by a drilling contractor, under the supervision of the geological staff at the Beaufor Mine. Underground drill holes are BQ and LTK48 (1 13/32 ") calibre. The core recovery is better than 95%, including the fault zones where the RQD is more than 75%. A detailed description of the drill cores is logged by experienced and highly qualified personnel, in accordance with established Beaufor Mine guidelines.

Sampling

Sampling of the rock mass is performed using drill cores and blasted rock. Results of the drill cores analyses as well as the grades of ore samples sent in the ore pass and in the car wagon are taken into account for mineral reserve calculation. The weight of each sample is around ½ kg per 3.5 to 5 tonnes wagon. For development purposes, the weight of each sample is around ½ kg per 12 tonnes of blasted rock. There are currently no face-sampling “chips” at the Beaufor Mine.

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

Security of Samples

There is no formal program established at the Beaufor Mine relating to shipment of samples. Samples are gathered in plastic boxes and collected daily by the laboratory. Historical production and milling data indicate reliability of the laboratory results. When there is doubt such as to the location of a sample, the sampling number or any other anomaly, the data is not used for the resource calculation.

Mineral Reserve Estimates

General

In 2008, the reserve estimates were performed by qualified persons pursuant to National Instrument 43-101. The methodology and procedures for Mineral Reserve estimates have been adopted from a study completed in 2006 by Golder and Associates, an independent firm. The database, factors and parameters used in the determination of the Mineral Reserves are based on the available information at the Beaufor Mine as of December 31, 2008. However, these parameters are revised on an annual basis in order to take into consideration the experience gathered from the current mining operation.

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

A composite table of grades has been prepared for resource modelling on the basis of the current geological interpretation of each of the drilling sections, which are 10 metres apart. The composite values were arranged by zones of economic interest, which allowed for the construction of distinct longitudinal sections for each zones. Each drilling section was projected onto the longitudinal sections, which made it possible to estimate the mineral reserves. For the drill holes, the gold value is cut at 68 g/t for the B and C zones and 34.25 g/t Au for the others zones. The blasted rocks are cut at 16.50 g/t Au for all the zones except for the B zones where they are cut at 12.00 g/t Au. A density factor of 2,75 t/m3 is applied to evaluate the volume.

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

The database and the parameters used to estimate the Mineral Reserves are based on past mining experience and the information available as of December 31, 2008. The parameters were reviewed and modified by Golder and Associates in 2006. Thus, both the dilution and the ore recovery factors by mining methods used in the reserve estimate are based on actual results obtained in 2008. All these factors and parameters are updated on an annual basis in order to account for changes in the mining operations.

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

  The price of gold used was CAN$785/oz applying an exchange rate of 1.00 CAN$:US$;

  Operating costs include fixed costs budgeted for 2009 and variable costs (production and development) based on the results from January to June 2008 for each method.

The results of the cut-off grade study by mining methods for both developed and undeveloped underground workings are listed in the following table:

Mining Methods	Workings	Cut-off Grade (g/t)
Room and pillar	Developed	5.81
Room and pillar	Undeveloped	6.68
Long holes	Developed	4.77
Long holes	Undeveloped	5.64

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

Reserve Table

As of December 31, 2008, the mineral reserves of the Beaufor Mine (before milling recovery of 95.8%) were estimated as follows:

Reserve Category	Tonnes	Grade	Au
	(metric)	(g/t Au)	(oz)
Proven	96,678	7.17	22,287
Probable	147,385	10.03	47,505

Total (Proven + Probable)	244,063	8.89	69,792

As of December 31, 2008, the Mineral Reserves at Beaufor Mine are estimated at 69,792 ounces of gold, calculated using a long-term gold price of CAN$785 per ounce, for an expected mine life of approximately three years.

Mining Operations and Metallurgy

The two major underground extraction methods currently used at Beaufor Mine are the room and pillar and long holes methods.

The Beaufor Mine ore is trucked to the Camflo Mill located approximately 49 kilometres from the mine site. Camflo Mill Inc., the owner of the Camflo Mill, is 100% owned by Richmont Mines. The Camflo Mill, with a rated capacity of 1,300 short tons per day, is a Merrill-Crow conventional type mill with circuits for crushing, grinding, gold cyanidation and precipitation using zinc powder.

The historic average rate of recovery of the mill is 98.5% when Beaufor ore is milled. No major operating problem was experienced at this mill nor is anticipated in the near future. Usual maintenance and repairs are done when deemed appropriate.

Production Summary

In 2008, ore totalling 115,674 tonnes at an average recovered grade of 8.85 g/t was extracted from the Beaufor Mine. This production yielded gold sales of 32,908 ounces, produced at a cash cost of US$509 per ounce, compared to the previous year with 97,429 tonnes of ore at an average recovered grade of 8.36 g/t, produced at a cash cost of US$468 per ounce. The cash cost of production per ounce increased compared to 2007, mainly as a result of increases in mining and milling costs and increased definition drilling.

Beaufor Mine

	Year ended		Year ended		Year ended
	December 31,		December 31,		December 31,
		2008		2007		2006

Precious metals revenues	$31,074,781		$19,503,789		$16,866,158

Tonnes processed		115,674		97,429		139,513
Grade (g/t)		9.00		8.47		5.62
Gold recovery (%)		98.31		98.72		98.56
Recovered grade (g/t)		8.85		8.36		5.54
Ounces sold		32,908		26,182		24,866

Data per ounce of gold sold	US$	CAN$	US$	CAN$	US$	CAN$
Cash cost	509	543	468	503	580	658
Depreciation and depletion	38	41	114	122	42	48

Total	547	584	582	625	622	706

Average price obtained per ounce	886	944	693	745	598	678

Island Gold Mine

Location

The Island Gold Project is located approximately 85 km north east of Wawa, Ontario, Canada, in the Sault Ste. Marie Mining Division. Dubreuilville is approximately 15 km to the northwest of the Island Gold Mine.

Description of Mineral Rights

The Island Gold property consists of 137 patented, leased and staked claims totalling 4,684 ha.

Property	Number of claims	Area (ha)	Expiration date
Kremzar	20	381	Patented Claim : taxes are paid every year 2 Leased claims: 06/30/2009
Lochalsh	31	368	Patented Claim : taxes are paid every year Mining Leases : 06/30/2009 to 03/31/2012 Claims : 02/06/2012 to 03/26/2012
Goudreau	65	1,003	Patented Claims :taxes are paid every year 1 claim : 08/20/2012
Island Gold	197	2,932	Claims : 05/06/2010 to 11/25/2014

The claims will be renewed by exceeding credits available before the anniversary date. For the Patented Claims and the Mining Leases, taxes are paid every year to the government to keep them in good standing. 6 Mining Leases will have to be renewed for a term of 21 years in June 2009. Richmont Mines has an internal procedure to insure the follow up of the claims expiry dates. All of these mining claims, mining leases and patented leases were in good standing in 2008 and will be for 2009. A detailed list and map of locations can be found in the Island Gold Technical Report as of May 15, 2007, filed on May 25, 2007 under the Company’s profile on the SEDAR web site at www.sedar.com.

With the acquisition of Patricia Mining, Richmont Mines added four new groups of claims to its portfolio in Ontario:

  A group of 39 claims for an area of approximately 694 hectares, the Edwards property, is located to the east of the Island Gold property. These claims expire between July 24th, 2009 and April 5th, 2010. As the location of this property is strategic, on the strike of the Goudreau Lake shear zone, between the Island Gold and Cline Edwards Mines, Richmont Mines intends to renew all of these claims.

  The Little Brothers property, 4 claims for an area of approximately 573 hectares, is located further east, near 4 patented claims that are owned by Richmont Mines. These claims expire on February 27th, 2009. After the review of the data, Richmont Mines has decided not to renew these claims.

  A group of 3 claims, the Ego property, for an area of approximately 73 hectares, is located west of the Island Gold property. These claims expire on June 5th, 2009. Richmont Mines is currently assessing whether these claims will be renewed.

  A group of 2 claims for approximately 480 hectares in the Dunne Lake township is located 300 km to the north-east of Thunder Bay. These 2 claims expire on May 24th, 2009. Richmont Mines is currently assessing whether these claims will be renewed.

Acquisition of Island Gold Interest

Richmont Mines entered into an agreement with Patricia Mining on August 28, 2003, pursuant to which Richmont Mines completed a private placement investment of $1.0 million in common shares of Patricia Mining at $0.50 cents per share and obtained an option to acquire a 55% interest in the Island Gold property by investing up to $10 million or by bringing the project into commercial production. This initial investment was used to partly finance a $3 million exploration program on the Island Gold project. On December 3, 2004, Richmont Mines decided to invest up to $10 million in order to acquire a 55% interest in this project. Richmont Mines became the project operator as of January 1, 2005. During the course of the fourth quarter 2005, after having fulfilled its obligation to invest $10 million for the project development, the Company acquired its 55% interest in the Island Gold property.

In January 2006, Richmont Mines and Patricia Mining announced the purchase of Algoma’s remaining joint venture interest in the Goudreau property near Dubreuilville Ontario, for $100,000. The property remains subject to the 15% net profits interest as per the original joint venture agreement between Algoma and Patricia Mining.

On December 16, 2008, Richmont Mines acquired all of the common shares of Patricia Mining that it did not already own pursuant to a plan of arrangement under the Business Corporations Act (Ontario). Richmont Mines currently owns a 100% interest in Island Gold Mine.

Ownership of Mineral Rights

All mining titles on the Island Gold project were jointly held by Richmont Mines (55%), and Patricia Mining (45%). Since the acquisition of Patricia Mining on December 16, 2008, Richmont holds 100% of all mining titles relating to the Island Gold property. Following the acquisition, the mining rights owned by Patricia (45%) were transferred to Richmont Mines in February and March 2009.

Mineral Royalties

All the properties held by Richmont Mines are subject to the payment of royalties and financial contractual obligations. Details can be found in the Technical Report for the Island Gold Project as of May 15, 2007 under the Company’s profile on the SEDAR web site at www.sedar.com.

Kremzar Property is subject to a 4% NSR in favour of Algoma Steel. The Algoma NSR will become payable at such time as the aggregate amount of NSRs received by the Company and Aur Resources Inc. (“Aur”) equals the aggregate preproduction costs.

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

The Goudreau Property is subject to a 2% NSR in favour of Aur and a 15% NPI royalty in favour of Algoma.

Environmental Obligations and Permitting Status

  The permit to operate the Kremzar Mill, at the Island Gold Mine was amended in September 2008 to include water treatment to clarify the effluent of the primary pond. The treatment is done by adding a coagulant and a flocculant. The new permit number is 0734-7HYHVH.

  The primary pond could hold the tailings for another two to four years just by managing the water differently. Various scenarios are under consideration.

  The Lochalsh closure plan was approved on April 30, 2007. At that time, a financial assurance of $177,523 was put in place to cover the closure costs. The closure plan for the Kremzar property was filed with the Ontario Ministry of Northern Development and Mines (“MNDM”) in 1998 by Patricia Mining and was also approved. A payment of $10,000 cash was made by Patricia Mining, and there was a collateral mortgage of $577,800 granted using the Kremzar Mill as security. In January 2009, following the acquisition of Patricia Mining, Richmont Mines has provided the MNDM with a letter of credit to cover all closure plan costs. Since Richmont Mines has satisfied all the conditions by the MNDM, the mortgage on the Kremzar Mill has been released. There are no environmental issues on the property at this time.

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

Exploration History

In 1983, Canamax Resources Inc. (“Canamax”) and Algoma Steel Inc. (“Algoma”) formed a joint venture to evaluate the mineral potential of Algoma's 117 patented claims covering the Goudreau iron range. In 1985, drilling by Canamax about two kilometres south of the Kremzar mine intersected a series of sub-parallel lenses containing gold mineralization within deformed rocks of the Goudreau Lake Deformation Zone (“GLDZ”). These lenses, are known as the Lochalsh, Island Gold, Shore, and Goudreau lake Zones. During 1989 and 1990, a 1,280 m long ramp was driven into the Island deposit beneath Goudreau lake from an adit on the north shore. Drifts and raises totalling 382 m were developed on two levels at depths of 125 m and 140 m below the Goudreau lake elevation at approximately 382 m. A bulk sample weighing 4,167 tonnes was extracted and processed at the Kremzar Mill.

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

On October 1, 2007, the Island Gold Mine began commercial production. On December 16, 2008, Richmont Mines acquired all of the outstanding shares of Patricia Mining and owns now a 100% interest in the property.

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

Mineralization

Within the GLDZ are a series of parallel shear zones, up to 25 m wide by several hundred metres long, with dips ranging from -70° to -90°, that host the gold mineralization. Moderate to high strain intensity are present within the shear zones containing pervasive alterations occurring in the form of iron carbonate, silica and calcite. Within areas of intense sericitization and silicification with 2% to 5% pyrite are narrow, subparallel quartz veins carrying gold mineralization. Gold is found primarily in quartz stringers and veins one centimetres to 1,5 meters wide. Visible gold (“VG”) forms clouds of fine gold droplets up to 3 mm in diameter.

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

Work During 2008

Exploration and project evaluation costs were $2.3 million in 2008, as Richmont Mines focused its exploration efforts also on the Island Gold Mine. The Island Gold Mine produced 161,320 tonnes of ore at an average recovered grade of 7.33 g/t, for 38,037 ounces in 2008, compared with 35,202 tonnes at 6.45 g/t and 7,302 ounces in 2007. The Island Gold Mine commenced production on October 2007.

Island Gold Mine1

	2008	2007	2006

Tonnes	161,320	35,202	-
Recovered Grade (g/t)	7.33	6.45	-
Ounces sold	38,037	7,302	-
Cash cost per ounce (US$)	659	621	-

Investment in property, plant and equipment ($)	3,078,654	4,493,937	21,934,103
Exploration expenses ($)	2,292,966	505,365	263,975

Differed development metres	605	-	-
Development metres	-	4,075	3,469

Diamond drilling
Definition	14,764	-	-
Exploration	1,901	12,940	38,751

1

Prior to its acquisition of Patricia Mining in December 2008, which held a 45% interest in the Island Gold Project, Richmont Mines reported 100% of the consolidated results of the Island Gold Mine, in compliance with AcG-15, which stipulates that a holder of variable interests must consolidate the accounts if it intends to assume the majority of the expected losses and/or receive the majority of the residual returns of the variable interest entity (“VIE”). Richmont Mines held a 55% stake in the unincorporated joint venture, and as its share of the earnings and/or losses differed from the percentage that it owned the Company was considered the primary beneficiary of the VIE.

Exploration

The update of the Reserves estimate was performed by Genivar on February 2, 2009 based on work completed up to December 31, 2008. Proven and Probable Mineral Reserves of 1,031,187 tonnes at a grade of 8.72 g/t Au containing 289,069 ounces of gold have been evaluated.

Approximately 16,665 metres of diamond drilling in 90 drill holes were completed in 2008. From this drilling, about third of the holes were drilled in the Island Gold extension, between two diabase dykes (East of 15 200 E). The drilling in this extension has enabled the Company to add about 190,000 tonnes of Probable Mineral Reserves.

Drilling

A total of 763 holes totalling 144,124 metres of surface and underground diamond drilling were completed on the property from the early 1980’s to December 2007. The majority of the drill-holes used for resource estimates were BQ size. In 2008, 88 drill holes for 16,665 metres were drilled from underground.

Most of the drill holes are planned on vertical cross-sections, in order to intercept mineralized zones at right angles along a grid spacing of 20 by 15 metres, targeting alteration assemblages in the E1/E Zone. Drilling operations are performed by a drilling contractor, under the supervision of the geological staff at the Island Gold Mine. Underground drill holes are BQ calibre. Core recovery is 100%. The drill core is logged in detail by experienced and highly skilled staff, following established guidelines for the Island Gold Mine. A rock quality designation (“RQD”) analysis was completed for most of the drill holes drilled in the 2008 program and the RQD for the zones is excellent (› 90%). The interpretation and development of each section was completed after receipt of the drill holes assays and section plots. This interpretation has served to complete the reserves estimates.

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

Assays

Swastika Laboratories Ltd of Swastika, Ontario was used for the underground drilling and development program to perform fire assay, gravimetric and specific gravity analyses for 2007. A number of underground muck and chip samples were sent to the Wesdome assay lab in Wawa. Swastika laboratories are accredited ISO 9001-2000, hold a Certificate of Laboratory Proficiency (PTP-MAL) and have been assessed “Satisfactory” in both cycles of test samples for Program Years 2005-2006, 2006-2007 and 2007-2008.

Gold assays are completed by fire assay with 30 g of material with either a gravimetric or AA finish. The cut-off for gravimetric versus AA finish has been established at 3 g/t Au. When the grade exceeds 30 g/t Au, a Metallic Sieve assay is performed. Detection limit for gold safely is at 3 ppb. Rejects and pulps are kept by the laboratory or stored at the Island Gold site. These methods and the routine sample preparation are described in the following section. A detailed procedure can be found in the Technical Report for the Island Gold as of May 15, 2007, filed on May 25, 2007 under the Company’s profile on the SEDAR web site at www.sedar.com.

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

Swastika’s adaptation of this method for Gold Assay is as follows: pulverize the entire sample if possible, screen through a 100 Mesh sieve (other Mesh sizes can be used depending on sample size and allowable deviation). The -100 Mesh fraction is weighted, homogenized and assayed in duplicate using one assay tonne (30 g) portions. The +100 Mesh fraction (approximately 20 g) is weighted and entirely fused. The correction resulting from gold found in the metallic portion is incorporated in the final calculated result. The weight and grade of both fractions are also reported.

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

The results of field and analytical blanks used to monitor for potential contamination during sample processing and assaying indicate that no significant contamination is likely to have occurred during the sampling/assaying programs completed for 2008. The assays supporting the Island Deposit Mineral Reserves estimate are based on sample preparation and analytical protocols that meet standard industry practice and are reasonable and acceptable.

Security of Samples

There is no formal program established at the Island Gold Mine relating to shipment of the samples.

Mineral Reserve Estimates

In 2008, methodology and procedures for Mineral Reserves estimates were reviewed by Genivar, an independent firm, under the supervision of Nicole Rioux, geo. a qualified person under National Instrument 43-101. The base data, factors and parameters used in the determination of the Mineral Reserves estimates were based on the knowledge of the Island Gold Mine as of December 31, 2008.

The Mineral Reserves estimates were carried out in accordance with National Instrument 43-101 recommendations and regulations. Mineral reserves are classified according to the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) classification and adopted by the CIM Council on December 11, 2005. All standards generally accepted in the mineral mining industry as well as National Instrument 43-101 recommendations and CIM regulations for mineral reserve estimates have been fully complied with in the determination of mineral reserve estimates included herein.

The source data and parameters used in the resource calculation correspond to knowledge acquired and best estimates as at December 31, 2008. Budget costs used in the evaluation are based on estimated and actual data, taking into account acquired experience.

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

The main parameters used to estimate mineral reserves are as follows:

  A cut-off grade of 5 g/t Au fixed with a gold price at CAN$785/oz with an exchange rate of CAN$1.0 for US$1.0;

  Operating costs of $127,50/tonne;

  Grade capping at 75 g/t Au for all zones;

  A minimum true thickness of 2.0 metres based on the mining method (transversal long hole);

  An average rock density of 2.82 t/m3 is defined;

  Ore mining recovery: 100% for designed stopes in which pillars between the stopes have been excluded;

  External dilution: a dilution rate of 20% for waste at a grade of 0.5 g/t Au is assumed; and

  Excluded mill recovery of 94.0%.

The database and the parameters used to estimate the Mineral Reserves are based on the results from 2008, the forecast for 2009 and information available as at December 31, 2008. The technical parameters were reviewed by Genivar. Thus, both the dilution and the ore-recovery factors by mining methods used in the reserve estimate are based on actual results obtained in 2008. All these factors and parameters are updated on an annual basis in order to account for changes in mining operations.

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

Reserve Table

As of December 31, 2008, the Mineral Reserves (before mill recovery of 94%) of the Island Gold Mine are estimated were estimated by Genivar to be as follows:

Categories of reserves	Tonnes	Grade	Au
	(metric)	(g/t Au)	(oz)
Proven	308,205	9.08	89,925
Probable	722,982	8.57	199,144

Total (Proven + Probable)	1,031,187	8.72	289,069

As of December 31, 2008, the Mineral Reserves at Island Gold are 289,069 ounces of gold, calculated using a long-term gold price of CAN$785 per ounce and an expected mine life of five years.

Mining Operations and Metallurgy

The extraction method is by transversal long hole with a maximum panel length fixed by hydraulic radius factor of 4.5.

The Island Gold ore was hauled by truck to the Kremzar mill located at an approximate distance of 0.8 km from the portal of the ramp. The Kremzar mill is a traditional gold recovery mill using a conventional Carbon in Pulp (“CIP”) process, with circuits for crushing, grinding, gold cyanidation and carbon-in-pulp and two electrowinning (“EW”) cells.

Gold recovery of the Carbon in Pulp circuit at the Kremzar mill is 95.8%.

Summary of Exploration and Development Work

For the year ended December 31, 2008, 161,320 tonnes of ore were processed at an average recovered grade of 7.33 g/t, and 38,037 ounces of gold were sold at an average price of US$867 (CAN$924) per ounce. During the first nine months of 2008, the mine produced at approximately 65% of its design capacity. In the fourth quarter of 2008, production was at around 80% of design capacity resulting in a notable improvement in the cash cost of production.

At the Island Gold Mine, Proven Mineral Reserves and Probable Mineral Reserves were estimated at 1,031,187 tonnes of ore at a grade of 8.72 g/t for 289,069 ounces of gold at December 31, 2008. Measured Mineral Reserves and Indicated Mineral Resources totalled 146,254 ounces of gold while Inferred Mineral Resources were estimated at 209,985 ounces of gold as the Company’s exploration program identified new Mineral reserves sufficient to replace the 2008 production. Overall, more than 26,000 metres of definition and exploration drilling are planned for 2009 at Island Gold.

	Year ended		Year ended		Year ended
	December 31,		December 31,		December 31,
		2008		2007		2006

Precious metals revenues	35,162,781		$5,696,095			-

Tonnes processed		161,320		35,202		-
Grade (g/t)		7.65		6.84		-
Gold recovery (%)		95.83		94.36		-
Recovered grade (g/t)		7.33		6.45		-
Ounces sold		38,037		7,302		-

Data per ounce of gold sold	US$	CAN$	US$	CAN$	US$	CAN$
Cash cost	659	703	621	668	-	-
Depreciation and depletion	94	100	98	105	-	-

Total	753	803	719	773	-	-

Average price obtained per ounce	867	924	726	780	-	-

Exploration Projects and Other Properties

General

Richmont Mines owns or holds interests in many mining properties at different stages of exploration. However, the Company has determined that none of such properties is significant.

Valentine Lake, Newfoundland, Canada

Location and Access

The Valentine Lake Property is located in Central Newfoundland, 55 km south of the town of Buchans. The property can be accessed by a 75 km long gravel road from Millertown via the Buchans Highway.

Description of the Property

The Valentine Lake property consists of four grouped mineral exploration licences covering a total area of 13,475 hectares and a total of 539 claims.

Agreement

In November 2003, Richmont Mines entered into an option agreement with Mountain Lake to acquire a 70% interest in the Valentine Lake Property from Mountain Lake by carrying out $2.5 million in exploration work by October 31, 2007. This condition was fulfilled and on October 31, 2007, Richmont Mines acquired a 70% interest in the Valentine Lake property. On February 5, 2009 Mountain Lake and Richmont Mines entered into the Valentine Lake agreement pursuant to thich the Company granted Mountain Lake the option to purchase Richmont Mines’s 70% interest in the property. Mountain Lake agreed to pay an option fee to Richmont Mines of 2,500,000 common shares of Mountain Lake at a deemed value of $625,000, or $0.25 per share and may exercise the purchase option within a five-year period by making option payments to Richmont Mines totaling an additional $3,000,000, and by incurring $1,000,000 in exploration and development expenditures at Valentine Lake within such timeframe. Until all such conditions are met, Richmont Mines will continue to own the 70% interest in the Valentine Lake property.

2008 Work and Results

In 2008, all the exploration work was performed by Mountain Lake, which owns a 30% interest in the property. A soil sampling program was undertaken on two groups of claims. This sampling did not result in any significant targets for further follow up. The main work performed by Mountain Lake was to build a new road and to upgrade existing roads totalling 40 km to provide access to the Leprechaum Pond deposit. The last 500 metres of the road are expected to be completed in 2009.

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

2008 Work and Results

In 2008, one drill hole of 306 metres, was drilled on the Wasamac property. The target was a possible shear zone located south of the main Francoeur-Wasamac shear zone. An alteration zone was intersected with some sulphides associated and assays are pending. It is anticipated that two others holes will be drilled on this property in 2009.

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

2008 Work and Results

In 2008, no drilling or exploration work was undertaken on the Francoeur property. On April 27, 2009, A surface drilling program consisting of approximately 8,000 metres is also planned for this summer with the objective of increasing known resources. Richmont’s 2009 budget for the dewatering and drilling program is approximately CAN$4.5 million., located 25 km west of Rouyn-Noranda. The dewatering of the mine, which reaches a depth of approximately 820 metres, will also include the commissioning of the existing hoist and the upgrade of the related infrastructure. This work is expected to be completed over an eight month period. A surface drilling program consisting of approximately 8,000 metres is also planned for the summer 2009 with the objective of increasing known resources. Richmont’s 2009 budget for the dewatering and drilling program is approximately CAN$4.5 million.

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

Agreement

Richmont Mines completed its initial evaluation of the Golden Wonder Mine and exercised its option to acquire a 50% joint venture interest in the Golden Wonder project. LKA held the other 50% joint venture interest. Richmont Mines was required and invested US$3 million in certain project-related expenditures prior to September 1, 2008. Included in this amount were expenditures for exploration and development of the mine plus the option fee and project-related finder’s fees. Results obtained failed to confirm the continuity of an economically viable ore zone below current infrastructures at the sixth level. In light of these results, in October 2008 Richmont Mines informed LKA of the termination of its option to proceed with the joint venture agreement.

2008 Work and Results

Richmont Mines had completed in 2008 a diamond drilling program at the Golden Wonder Mine. A total of 16 holes were drilled for a total of 2,037 metres of drilling. Most of the drilling was targeted at confirming the depth extension of the previously mined-out area which was Richmont Mines’s main exploration target. Only limited exploration was conducted in other areas of the mine. Results obtained failed to confirm the continuity of an economically viable ore zone below current infrastructures.

TABLE OF RESERVES

	December 31, 2008			December 31, 2007
	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces
	(metric)	(g/t Au)	contained	(metric)	(g/t Au)	contained
Island Gold[1]
Proven reserves[2]	308,205	9.08	89,925	369,325	8.91	105,773
Probable reserves[2]	722,982	8.57	199,144	689,555	8.11	179,763
Beaufor Mine
Proven reserves[2]	96,678	7.17	22,287	90,822	7.56	22,085
Probable reserves[2]	147,385	10.03	47,505	164,879	10.10	53,547
East Amphi Mine[3]
Proven reserves[2]	-	-	-	-	-	-
TOTAL GOLD
Proven and probable reserves	1,275,250	8.75	358,861	1,314,581	8.55	361,168

[1]	Richmont Mines holds a 100% interest upon its acquisition of Patricia Mining in December 2008. December 2007 reported at 100%; Richmont’s ownership was 55%.
2	In 2008, based on a price of US$785/oz and an exchange rate of 1.00 (in 2007, a price of US$650 and an exchange rate of 1.00).
3	Property sold in June 2007.

National Instrument 43-101 – Standards of Disclosure of Mineral Projects

Mineral reserve calculations for the Company’s material properties were established by “qualified persons” as defined under National Instrument 43-101, and their names are set out in the table below. These reserves and resources estimations were reviewed by Mr. Daniel Adam, Ph.D., P. Geo., Exploration Director, an employee of Richmont Mines Inc.

Mines	Qualified Persons	Titles
Beaufor Mine	Richard Dubuc, p.geo	Chief Geologist, Beaufor Mine
	Jessy Thelland, p.geo	Geologist, Beaufor Mine
Island Gold Mine	Nicole Rioux, p.geo	Senior Geologist for Genivar, Independent Contractor

On the next page you will find a map of the Company’s properties.

Richmont Mines Properties

1
2
3
4
1
2
3
5
1

ONTARIO

1. Island Gold Mine
2. Sewell
3. Cripple Creek

QUÉBEC

1. Francœur
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

The following table sets out the annual average gold price (London PM fix) in U.S. dollars over the past five years:

		Exchange
	(US$)	rate	(CAN$)

2004	410	1.30	534
2005	444	1.21	538
2006	604	1.13	685
2007	695	1.07	744
2008	872	1.07	933
2009 (January 1st until May 1st)	904	1.24	1,121

Gold can be easily sold on numerous markets throughout the world and it is not difficult to ascertain its market price at any particular time. Richmont Mines is not dependent upon the sale of its gold to any one customer because of the large number of available gold purchasers.

Richmont Mines may occasionally use put and call options on gold, and forward sales contracts on gold and U.S. dollars. All such contracts are previously approved by the Company’s Board of Directors.

Gold bars are carried between the mills and the refinery by commercial armored truck. These bars are refined at the Royal Canadian Mint of Ottawa refinery under a service contract at competitive rates. Refined metal is sold on the spot market to commercial bullion dealers (or under forward sales contracts if previously approved by the Company’s Board of Directors).

As at December 31, 2008 and 2007, Richmont Mines had not entered into any gold derivatives contracts.

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

Quebec & Ontario

Provincial legislation in Quebec and Ontario in mining matters regulates the acquisition and ownership of mining titles, safety standards, royalties and mining taxes. The Mining Act governs the rehabilitation and restoration of lands affected by mining activities. In Ontario, the approval is required from the MNDM, while in Quebec approval is required from the MNRW for any plan for the rehabilitation and restoration of land affected by mining operations; the mining company must comply with the plan and provide a financial guarantee to that effect.

In Quebec, when a person commences mining operations, it must submit its rehabilitation and restoration plan within one year following the beginning of its activities. In Ontario, the rehabilitation and restoration plan must be approved before the beginning of commercial production; moreover, a local public consultation must also be held.

The MNRW and the MNDM may require or impose additional conditions or obligations before giving their approval to the rehabilitation and restoration plan. Either Ministry may review the financial guarantee if it is of the opinion that the guarantee is insufficient and may require additional guarantees.

The Ministries may enjoin a person who has already ceased its mining operations on a particular site to perform the rehabilitation and restoration work required by the presence of tailings. If the person does not comply with such requirements, the MNRW and the MNDM may have the rehabilitation and restoration work executed by a third party at the cost of such person.

Richmont Mines does not foresee any specific difficulty in meeting the requirements under the Mining Act (Quebec) and the Mining Act (Ontario).

Richmont Mines holds certificates of authorization issued by the Ministère du Développement durable, de l’Environnement et des Parcs (the Ministry of Sustainable Development, Environment and Parks, the “MDEP”) and by the Ontario’s Ministry of the Environment with respect to its mining operations at the Francoeur Mine, at the Beaufor Mine, at the Island Gold Mine and to those of its subsidiary, Camflo Mill Inc.

C. Organization Structure

See Exhibit 8.1 to this Annual Report.

D. Property, Plants and Equipment

See Item 4.B. “Business Overview.”

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The discussion and analysis of the operating results and financial position of the Company for the three years ended December 31, 2006, 2007 and 2008 should be read in conjunction with the Company’s consolidated financial statements and the accompanying notes included in this Annual Report. Notice should also be taken of the cautionary statement regarding forward-looking statements on page 1 of this Annual Report, in particular with respect to trend and other forward looking information and disclosure regarding the Company’s contractual obligations.

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

A. Operating Results

Year ended December 31, 2008 compared to year ended December 31, 2007 (all dollar amounts are in thousands of Canadian dollars unless otherwise stated except for share and per ounce data).

Overview

Gold Prices and Currency Fluctuations

The gold market remained strong in 2008 as the average price rose to approximately US$872 per ounce from an average price of approximately US$695 in 2007. The price per ounce at the beginning of 2008 was approximately US$833 per ounce and the closing price at December 31, 2008 was approximately US$882 per ounce. In the month of March 2008, gold rose to over US$1,000 per ounce, but by October the global economic crisis had contributed to a drop in the price to approximately US$712 per ounce.

In 2007, the average market price of gold rose more than 15% to US$695 per ounce compared with US$604 in 2006. In 2006, the price rose 36% over the average price of US$444 per ounce for 2005. These consecutive rises in gold prices have resulted in growth that has benefited all gold producers in recent years.

Production

Richmont achieved significant revenue and income growth in 2008 as a result of higher gold sales at a higher average selling price per ounce. In 2008, Richmont sold 70,945 ounces of gold at an average price of US$876 (CAN$934) per ounce, for revenue of $66,237. The Company produced 73,577 ounces of gold at an average cash cost per ounce of US$590 (CAN$629). Net earnings were $1,635, or $0.07 per share. These revenue compare favourably with 2007 when the Company sold 46,193 ounces of gold at an average price of US$699 (CAN$751) per ounce and produced 45,304 ounces of gold at an average cash cost per ounce of US$499 (CAN$536). Net earnings in 2007 totalled $6,671, or $0.28 per share, including a gain of $8,066 on the sale of mining assets.

Richmont is currently producing at the Island Gold Mine in Ontario and at the Beaufor Mine in Quebec. The Island Gold Mine has proven and probable reserves of 1,031,187 tonnes of ore at a grade of 8.72 g/t, for 289,069 ounces of gold. The Beaufor Mine has proven and probable reserves of 244,063 tonnes of ore at 8.89 g/t, for 69,792 ounces of gold. Total proven and probable reserves at both operations equate to 358,861 ounces of gold. Richmont Mines has a 100% equity interest in the Island Gold Mine since the acquisition of Paricia Mining in December 2008.

Commercial production at the Island Gold Mine began on October 1, 2007. Approximately 16,665 metres of diamond drilling in 90 drill holes were completed in 2008. From this drilling, about third of the holes were drilled in the Island Gold extension, between two diabase dykes (East of 15 200 E). The drilling in this extension has enabled to add about 190,000 tonnes of Probable Mineral Reserves.

The Beaufor Mine, which has been in commercial production since 1996, had strong performance in 2008 despite the cash cost per ounce increased during 2008 compared with 2007, due primarily to increased definition drilling and higher mining and milling costs.

Investments

In 2008, the Company invested $3,079 in plant and equipment at Island Gold Mine to advance production at the mine to current levels. The majority of the other investment in property, plant and equipment was invested at the Camflo Mill and in equipment used at the Golden Wonder project.

In 2007, the Company invested $21,270 at Island Gold Mine mainly in development cost. This investment was reduced by the application of $16,775 in proceeds from precious metal sales during development activities. At the Beaufor Mine, the Company invested $1,060, mainly to replace the headframe structure.

Summary of operational and financial results

During 2008, the Company had a net profit of $1,635 or $0.07 per share, compared with a net profit of $6,671 or $0.28 per share, in 2007.

The Company’s mining operations generated cash flows of $12,117 in 2008 compared with $5,999 in 2007.

The Company had no long-term debt and possessed working capital of $26,753 as at December 31, 2008 compared with no long-term debt and $33,970 of working capital as at

December 31, 2007. The $7,217 decrease is attributed to a $2,975 decrease in cash and cash equivalents and short-term investments related to the Company’s acquisition of Patricia Mining Corp. in December 2008, a $1,061 increase in mining and income taxes payable mainly due to federal and mining taxes of $1,207 applicable to the Company’s subsidiary, Louvem Mines Inc., along with higher accounts payable and accrued charges of $1,907. In addition, last year’s accounts receivable balance included an amount of $1,500 that was reimbursable from Patricia Mining, its minority partner until the recent acquisition. The Company believes that it would have access to other sources of financing if additional capital became necessary to finance its operations.

Changes in accounting policies

Inventories

On January 1, 2008, in accordance with the applicable transitional dispositions, the Company adopted the Canadian Institute of Chartered Accountants (“CICA”) Handbook Sections 3031, “Inventories”, which replaces Section 3030 carrying the same title and harmonizes the Canadian standards related to inventories with International Financial Reporting Standards (“IFRS”). This Section provides changes to the measurement and more extensive guidance on the determination of cost, including allocation of overhead; it reduces the number of methods available to determine cost; it requires impairment testing; and it expands the disclosure requirements to increase transparency. The adoption of this standard did not have a significant impact on the Company’s consolidated financial statements and on comparative data.

Capital disclosures

On January 1, 2008, in accordance with the applicable transitional dispositions, the Company adopted Section 1535 of the CICA Handbook, “Capital disclosures”. This section establishes standards for disclosing information about an entity’s capital and how it is managed; i) qualitative information about the Company’s objectives, policies and processes for managing capital, ii) quantitative data about what the Company regards as capital, iii) the fact that the Company has complied with any externally capital requirements, and iv) if it has not complied, the consequences of such non-compliance. As a result of the adoption of this standard, note 16 to the Company’s financial statements included in this Annual Report has been added to the Company’s consolidated financial statements. The adoption of this standard did not have a significant impact on the consolidated financial statements and on comparative data.

Financial instruments – disclosures and presentation

On January 1, 2008, in accordance with the applicable transitional provisions, the Company adopted two new CICA Handbook sections: Section 3862, “Financial instruments – disclosures” and Section 3863, “Financial instruments – presentation”. Together, these two sections replace Handbook Section 3861, “Financial instruments – disclosures and presentation”. These Sections require additional disclosure, particularly regarding the documentation of risks to which the Company is exposed and how the Company manages those risks. The results of the application of these new standards are included in note 17 to the Company’s financial statements and their application did not have a significant impact on the Company’s consolidated financial statements.

Future accounting changes (Canadian GAAP)

Goodwill and intangible assets

In February 2008, the CICA issued the new Handbook Section 3064, “Goodwill and Intangible Assets”, which will replace Section 3062, carrying the same title. This section provides revised standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. This Section applies to Company’s interim and annual financial statements beginning on or after January 1, 2009. The Company does not expect the adoption of these standards to have any significant impact on its consolidated financial statements.

International Financial Reporting Standards

The Canadian Accounting Standards Board confirmed, in February 2008, that the use of IFRS would be required for Canadian publicly accountable enterprises for fiscal years beginning on or after January 1, 2011. IFRS uses a conceptual framework similar to Canadian GAAP, but there are significant differences in recognition, measurement and disclosures.

The Company commenced its IFRS conversion project in 2008. The project consists of four phases: diagnosis, design and planning, solution development and implementation. The plan addresses the impact of IFRS on Accounting policies and implementation decisions, infrastructure, business activities and control activities.

As at December 31, 2008, the Company was finalising the first phase of its IFRS conversion, consisting of a preliminary study of its existing financial information and identifying the main sectors where IFRS might have an impact. Throughout fiscal year 2009, in its MD&A and quaterly reports, the Company will be reporting on the progress of its IFRS implementation plan.

Future accounting changes (US GAAP)

In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations” (“FAS 141R”), which replaces FAS 141 and SFAS no. 160, “Non-controlling Interest in Consolidated Financial Statements”, an amendment of ARB No. 51 (“FAS 160”). FAS 141R establishes principles and requirements for how an acquirer in a business combination recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any controlling interest; recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. FAS 160 requires retroactive adoption of the presentation and disclosure requirements for existing minority interests. FAS 141R and FAS 160 shall be applied prospectively on or after an entity’s fiscal year that begins on or after December 15, 2008. The Company is currently assessing the impact that FAS 141R and FAS 160 will have on its consolidated financial statements.

In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles,” which identifies the sources of accounting principles and provides entities with a framework for selecting the principles used in preparation of financial statements that are presented in conformity with GAAP. SFAS No. 162 will become effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board amendments to AU Section 411, “The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles”. The adoption of SFAS No. 162 is not expected to have a material impact on the Company’s consolidated financial statements.

In March 2008, the FASB issued SFAS No. 161 “Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133 (“SFAS No. 161”),” to enhance the current disclosure framework in SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities, as amended.” SFAS No. 161 amends and expands the disclosures required by SFAS No. 133 so that they provide an enhanced understanding of i) how and why an entity uses derivative instruments, ii) how derivative instruments and related hedged items are accounted for under SFAS No. 133 and its related interpretations, and iii) how derivative instruments affect an entity’s financial position, financial performance, and cash flows. SFAS No. 161 is effective for both interim and annual reporting periods beginning after November 15, 2008. The Company is currently evaluating the potential impact of this statement on its consolidated financial statements and at this time the Company does not anticipate a material effect.

Revenue

Precious metal revenue – Precious metals revenue in 2008 totaled $66,237 compared to $34,691 in 2007, constituting a $31,546 increase, which was primarily due to higher gold sales at a higher average selling price per ounce. During 2008, the Company sold 70,945 ounces of gold at an average price of US$876 (CAN$934) per ounce compared with 46,193 ounces of gold in 2007 at an average price of US$699 (CAN$751) per ounce. The Island Gold Mine, which began commercial production at the beginning of the fourth quarter of 2007, sold 38,037 ounces of gold at an average price of US$867 (CAN$924) per ounce in 2008, while in 2007, 7,302 ounces of gold were sold at an average price of US$726 (CAN$780). The Beaufor Mine sold 32,908 ounces of gold at an average price of US$ 886 (CAN$944) per ounce in 2008, while in 2007, 26,182 ounces of gold were sold at an average price of US$693 (CAN$745) per ounce. The East Amphi Mine, which was sold in June 2007, sold 12,709 ounces of gold at US$695 (CAN$747) in 2007.

Other revenue – Other revenue of $4,354 in 2008, up $974 when compared with 2007, was the result of higher custom milling revenue at the Camflo Mill and a foreign exchange gain. In 2008, Richmont processed 74,703 tonnes of custom milling ore at the Camflo Mill compared with 46,193 tonnes processed in 2007.

Expenses

Operating costs – Operating costs in 2008 were $44,589, $19,825 above operating costs of $24,764 in 2007. Operating costs increased $21,854 at Island Gold as Richmont advanced the mine, which opened in October 2007, to current production levels. At Beaufor, costs increased $4,695 as a result of increased production. During the year, a total of 276,994 tonnes of ore from Island Gold and Beaufor mines were milled compared with a total of 260,820 tonnes of ore from the Island Gold, Beaufor and East Amphi mines in 2007. The cash cost of production per ounce increased to an average of US$590 (CAN$629) in 2008 from US$499 (CAN$536) in 2007 due to increased definition drilling and higher mining and milling costs.

Royalties – The amount of royalties paid out in 2008 increased to $1,591 compared with $565 in 2007 due to a 3% net smelter return (NSR) royalty payable on gold production at the Island Gold Mine. The increase was also attributable to higher gold production at the Beaufor Mine, for which the Company has paid royalties of $30.00 per ounce to a third party on 50% of the ounces produced since November 2006. Prior to 2006, the royalty was $12.50 per ounce. No royalties were payable on the ounces of gold produced at the East Amphi Mine.

Custom milling - In 2008, ore totalling 74,703 tonnes was milled by the Company, compared with 46,317 tonnes in 2007. Activities related to custom milling represented expenses of $1,785 in 2008, compared with $1,023 in 2007. Revenues from custom milling are presented under the caption “Other revenues” in the consolidated financial statements of the Company included in this Annual Report. Richmont Mines expects to perform custom milling of approximately 157,500 tonnes of ore in 2009.

Administration –Administrative expenses were $3,665 in 2008 compared with $3,315 in 2007, representing a 11% increase due to increased costs related to a recording of a provision for future closure costs, which were somewhat offset by a decline in stock-based compensation, which is a non-cash expense. Of the 445,000 options granted in 2008, 55,000 options represent renewals of expired options to directors and employees, 165,000 options represent the granting of options to new employees or to employees who were promoted and the balance of 225,000 options represents new issuance for directors and officers. The weighted-average fair value calculated according to the Black–Scholes model of evaluation at the date on which each option was granted was $0.76 compared with $1.06 in 2007.

Exploration and project evaluation – As in previous years, Richmont Mines continued its investments related to exploration and project evaluation. These expenses increased from $3,288 in 2007 to $10,547 in 2008. The increase is attributable to an increase in actual exploration and project evaluation expenditures, as detailed in the table below.

Investments for exploration and project evaluation

	2008	2007
	$	$
Exploration costs - Mines
Island Gold Mine	2,293	505
Beaufor Mine	2,921	1,874
East Amphi Mine	-	-
	5,214	2,379
Exploration costs - Other properties
Valentine Lake property	347	1,017
Golden Wonder property	4,202	665
Francoeur/Wasamac properties	184	142
Camflo Northwest property	-	112
Other properties	20	49
Project evaluation	373	124
	10,340	4,488
Exploration tax credits	(643)	(1,200)
Reclassification of exploration tax credits from previous years	850	-
	10,547	3,288

Accretion expense of asset retirement obligations – This charge was $182 in 2008, compared with $178 in 2007, As the Company’s production and exploration activities are subject to a variety of laws and federal and provincial regulations governing the protection of the environment, the Company has reported the asset retirement obligations for the mining sites on the basis of management’s best estimate of the future costs. These estimates may be subject to changes if the laws and regulations are changed or if new circumstances arise.

Depreciation and depletion – The amounts related to depreciation and depletion totalled $5,687 in 2008, compared with $5,628 in 2007. The increase is attributable primarily to the increase in gold sales, which were 70,945 ounces in 2008, compared with 46,193 ounces in 2007 and by the increase in the Beaufor and Island Gold properties’ Mineral Reserves, which were determined at the end of 2007.

Loss on disposal of mining assets – No major disposal held in 2008. In 2007, the disposal of mining assets of the East Amphi property contributed to the majority of the gain of $8,066.

Mining and income taxes

For the year 2008, mining and income tax expense included a credit of $1,200 as a result of a reclassification of exploration tax credits from previous years. When the Company filed its 2007 income tax declarations, the Company reduced its current taxes by using carried forward fiscal expenses instead of using exploration tax credits, as was planned and recorded on December 31, 2007. This change in fiscal planning increased the exploration expenses by $850 and the investment in property, plant and equipment by $350. The mining and income taxes also include a mining duties expense of $175 from the previous year and exploration tax credits of $643 recorded against exploration expenses instead of mining and income taxes. The future income tax credit of $359 was mainly due to a reduction in liabilities for future mining taxes.

In 2007, current income taxes of $1,640 were comprised of federal and provincial taxes and mining taxes applicable to the year 2007 in the amount of $1,891, offset by $251 in adjustments for previous years not previously recorded. The tax expense calculated at the combined stationary rate was impacted by a reduction in the valuation allowance. The future income tax credit of $334 was mainly due to a reduction in liabilities for future mining taxes. Unrecorded available tax credits of $350 was used during the year and applied against property, plant and equipment while $1,200 was applied against exploration expenses.

Details on taxes are found in note 8 of the Company’s consolidated financial statements included in this Annual Report.

Minority interest

Minority interest expense totalled $2,035 in 2008, compared with a recovery of $36 in 2007. This amount represents the share of earnings or losses due to the minority shareholders of Louvem, in which Richmont Mines owns a 70% interest, and the share of the earnings or losses from the Island Gold Mine that belongs to Patricia Mining Corp., a partner in this project until its acquisition by Richmont Mines on October 15, 2008.

Net earnings

Net earnings in 2008 were $1,635, or $0.07 per share, compared with net earnings of $6,671, or $0.28 per share, in 2007, which included a $8,066 gain on the sale of mining assets. A 54% increase in the number of ounces sold at a 24% higher selling price in Canadian dollars was partially offset by 17% increase in the cash cost in Canadian dollars per ounce sold and by higher exploration and project evaluation costs, as the Company focused its exploration efforts on the Island Gold and Beaufor mines.

Balance sheet

Assets

The total assets of Richmont Mines decreased from $85,976 as at December 31, 2007, to $82,881 at the end of 2008. The decrease is due to the decrease in the cash and cash equivalents, short-term investments and accounts receivable along with the cancellation of the advance to a minority partner followed by its acquisition.

At December 31, 2008, Richmont had working capital of $26,753 compared with $33,970 at December 31, 2007. The $7,217 decrease is attributed to a $2,975 decrease in cash and cash equivalents and short-term investments related to the Company’s acquisition of Patricia Mining Corp. in December 2008, a $1,061 increase in mining and income taxes payable mainly due to federal and mining taxes of $1,207 applicable to the Company’s subsidiary, Louvem Mines Inc., along with higher accounts payable and accrued charges of $1,907. In addition, last year’s accounts receivable balance included an amount of $1,500 that was reimbursable from Patricia Mining, its minority partner until the recent acquisition.

Liabilities

The amount of liabilities of the Company was $15,863 as at December 31, 2008, compared with $24,163 at December 31, 2007, and is composed of short-term liabilities, asset retirement obligations, the minority interest and future mining and income taxes. Richmont Mines has no long-term debt.

Asset retirement obligations

Richmont Mines must evaluate on a periodic basis the assumptions used in the calculation of the asset retirement obligations related to eventual closure of its mining sites. At the end of the fiscal year ended December 31, 2008, the Company had the following financial legal obligations:

	Total amount
	of the estimated	Cash flow	Credit-adjusted
	cash flow	payment schedule	risk-free rate
	$		%

Beaufor Mine	391	2012	5.5
Camflo Mill	3,121	2012	5.5
Island Gold Mine	945	2013	5.5
Francoeur property	193	2012	5.5
	4,650

Future mining and income taxes

Note 8 of the Company’s consolidated financial statements included in this Annual Report provides detailed information about tax reconciliation as well as future income tax assets and liabilities.

Non-refundable provincial tax credits of $4,583 and non-refundable federal tax credits of $3,207, which may be used within the next ten to twenty years to reduce income taxes otherwise payable, have not been accounted for by the Company.

At December 31, 2008, the Company has net operating federal, Quebec and Ontario loss carry forwards of approximately $3,797, $3,606 and $1,878 respectively, which expire at various dates through 2028.

Shareholders’ equity

Shareholders’ equity totalled $67,018 as at December 31, 2008, compared with $61,813 as at December 31, 2007.

At December 31, 2008, Richmont Mines had 26,113,156 shares outstanding and 2,308,000 options granted under its stock-purchase plan compared with 24,053,353 shares outstanding and 2,023,000 options granted at December 31, 2007.

Commitments and contingencies

On February 11, 2009, the Company entered into an agreement with Mountain Lake Resources Inc. (“Mountain Lake”) pursuant to which the Company granted Mountain Lake an option to purchase Richmont’s 70% interest in the Valentine Lake Property located in Central Newfoundland. Mountain Lake currently owns a 30% interest in the Valentine Lake Property. Mountain Lake has agreed to pay an option fee to Richmont of 2,500,000 common shares of Mountain Lake at a deemed value of $625, or $0.25 per share.

Mountain Lake may exercise the option within a five-year period by making option payments to Richmont totaling an additional $3,000 and by incurring $1,000 in exploration and development expenditures on the Valentine Lake Property within that timeframe. The option payments may be in cash, or 50% in cash and 50% in Mountain Lake common shares, at the sole election of Mountain Lake. The option payments can be made in instalments by the second, third, and fourth years of the five-year period. During the option period, $500 of the exploration and development expenditures must be incurred by the end of the second year and the remaining $500 must be incurred by the end of the fifth year.

In addition, the Company is subject to royalty payments on 50% of the production of the Beaufor Mine at the rate of $30 per ounce produced, a 3% royalty per ounce produced at the Island Gold Mine, and also on other properties, if they enter into commercial production which are detailed under “Item 4. INFORMATION ON THE COMPANY – Business Overview – Mineral Royalties”.

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

Mineral reserves

The main parameters used to determine the mineral reserves are the following:

	2008	2007	2006

Gold (US$/ounce)	785	650	513
Exchange rate (US$/CAN$)	1.00	1.00	1.12
Gold (CAN$/ounce)	785	650	575

Property, plant and equipment

The costs related to the development of a mining property are recorded at the time when the property shows potential for development. When commercial production begins, these capitalized development costs and construction costs are amortized over the mineral reserves of the deposit. The mineral reserves are estimated by professional geologists and engineers according to industry standards and the estimated future prices of metals, operating costs and technical parameters. The annual tests for depreciation are carried-out by using the same parameters and the estimated residual value of the equipment. Changes to any key estimate of assumption may result in a considerable reduction of mineral reserves, which could have a negative impact on the book value of these properties.

For 2009 and 2010, the assumption used in the asset valuation process was a price of CAN$900 per ounce of gold. For 2011, 2012 and 2013, a price of CAN$815 per ounce of gold was used in order to estimate future revenue.

Depreciation

The Company uses the units-of-production method for the depreciation of property, plant and equipment at mine sites based on proven and probable reserves. Any significant changes in the reserves could impact the amount of annual depreciation.

Asset retirement obligations

The future costs of the restoration of a mining site are estimated according to the projected cost of labour, the known environmental impact and the effectiveness of measures to repair and restore the site. The time frame for making the expenditures is subject to changes related to the continuity of operations and to the discovery of new reserves.

Option-based compensation

The Company grants stock options as part of its compensation program. The prevalent Black-Scholes model is used to evaluate the cost of these options. This model requires management to make a number of estimates.

Future mining and income taxes

The Company accounts for mining and income taxes under the asset and liability method. Under this method, future tax assets and liabilities are recognized for the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using current tax rates or tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The impact on future tax assets and liabilities of a change in tax rates is recognized in the statement of earnings in the year in which the revised tax rate comes into effect.

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

Reconciliation of Total cash cost per ounce to production costs:

(in thousand $)	2008	2007	2006
Operating costs per consolidated statements of earnings (CAN$)	42,998	24,199	27,169
Royalties per consolidated statements of earnings (CAN$)	1,591	565	189
Cash costs (CAN$)	44,589	24,764	27,358
Ounces of gold sold	70,945	46,193	44,866
Total cash cost in CAN$/per ounce	629	536	610
Average exchange rate (US$/CAN$)	1.0660	1.0748	1.1341
Total cash cost in US$/per ounce	590	499	538

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

In 2007, the average market price of gold rose more than 15% to US$695 per ounce compared with US$604 in 2006. The rise in gold prices have resulted in growth that has benefited all gold producers in recent years, although the strength of the Canadian dollars has lessened the impact on Canadian producers.

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

In 2006, the bulk of the Company’s investments, or a total of $21,934, was allocated to the Island Gold project. More modest investments were made at the Beaufor Mine and at other sites. Total 2006 investments in property, plant and equipment were $25,059.

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

The Company’s mining operations generated cash flows of $11,811 in 2007 compared with $2,429 in 2006.

The Company had no long-term debt and possessed working capital of $33,970 as at December 31, 2007 compared with no long-term debt and $21,171 of working capital as at December 31, 2006. The Company believes that it would have access to other sources of financing if additional capital became necessary to finance its operations.

Changes in accounting policies

On January 1, 2007, the Company adopted the Canadian Institute of Chartered Accountants (“CICA”) Handbook Sections “1530 Comprehensive Income”, “3251 Equity”, “3855 Financial Instruments – Recognition and Measurement” and “3861 Financial Instruments – Disclosure and Presentation”. These new CICA Handbook Sections provide comprehensive requirements for the recognition, the measurement and the disclosure of financial instruments. CICA Handbook Section 1530 establishes standards for reporting comprehensive income.

Comprehensive income is defined as the change in the Company’s net assets that results from transactions from sources other than the Company’s shareholders and includes items that would not normally be included in net earnings. Other comprehensive income refers to items recognized in comprehensive income but that are excluded from net earnings calculated in accordance with Canadian generally accepted accounting principles.

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

Future accounting changes

Capital disclosures

In December 2006, the CICA adopted Section 1535 of the Handbook, Capital disclosures, which applies to years beginning on or after October 1, 2007. This Section establishes standards for disclosing information about an entity’s capital and how it is managed.

Financial instruments – disclosures and presentation

In December 2006, the CICA adopted two new Handbook sections: Section 3862, Financial instruments – disclosures and Section 3863, Financial instruments – presentation. Together, these two sections replace Section 3861, Financial instruments – disclosures and presentation which apply to years beginning on or after October 1, 2007. These Sections require additional disclosure, particularly regarding the documentation of risks.

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

Revenue

Precious metal revenue – Precious metal revenue in 2007 totaled $34,691 compared to $30,539 in 2006, constituting a $4,152 increase, which was primarily due to higher gold sales at a higher average price per ounce during 2007. During 2007, the Company sold 46,193 ounces of gold at an average price of US$699 per ounce compared with 44,866 ounces of gold in 2006 at an average price of US$600 per ounce. The Island Gold Mine, which began commercial production at the beginning of the fourth quarter of 2007, sold 7,302 ounces of gold at an average price of US$726 per ounce in 2007. The Beaufor Mine sold 26,182 ounces of gold at an average price of US$693 per ounce in 2007, while in 2006, 24,866 ounces of gold were sold at an average price of US$598 per ounce. The East Amphi Mine sold 12,709 ounces of gold at US$695 in 2007 and 20,000 ounces of gold at US$603 in 2006.

Other revenue – Other revenue of $3,380 in 2007, up $1,030 when compared with 2006, was the result of higher custom milling revenue at the Camflo Mill, as well as from an increase in interest income and variation of fair market value on cash equivalents.

Expenses

Operating costs – Lower operating costs in 2007 of $24,199 compared with $27,169 in 2006 reflected improvements in productivity, refocused operations and enhanced mining plans at the Beaufor Mine, resulting in a 51% increase in the average recovery grade, from 5.54 g/t in 2006 to 8.36 g/t in 2007. The lower operating costs during 2007 were offset by early phase commercial production costs at the Island Gold Mine. During the year, a total of 260,820 tonnes of ore from the Island Gold, Beaufor and East Amphi mines were milled compared with a total of 318,707 tonnes of ore from the Beaufor and East Amphi mines in 2006. The cash cost of production per ounce decreased to an average of US$499 in 2007 from US$538 in 2006.

Royalties – The amount of royalties paid by the Company in 2007 was $565 compared to $189 in 2006, representing a $376 increase primarily due to increased gold production at the Beaufor Mine, for which the Company has paid royalties of $30.00 per ounce to a third party on 50% of the ounces produced since November 2006. Prior to November 2006, the royalty was $12.50/ounce. The increase in royalties paid during 2007 is also partially attributable to a 3% net smelter return (NSR) royalty payable since commercial production began at the Island Gold Mine in October 2007. No royalties were payable on the ounces of gold produced at the East Amphi Mine.

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

Administration –Administrative expenses were $3,315 in 2007 compared with $2,957 in 2006, representing a 12% increase due to higher stock-based compensation, which is a non-cash expense. Of the 620,000 options granted in 2007, 510,000 options represent renewals of expired options to directors and employees, and the balance of 110,000 options represents the granting of options to new employees or to employees who were promoted. The weighted-average fair value calculated according to the Black–Scholes model of evaluation at the date on which each option was granted was $1.06 compared with $1.42 in 2006.

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

Accretion expense of asset retirement obligations – This charge was $178 in 2007, compared with $214 in 2006, representing a 17% decrease due to ending of mining at East Amphi. As the Company’s production and exploration activities are subject to a variety of laws and federal and provincial regulations governing the protection of the environment, the Company has reported the asset retirement obligations for the mining sites on the basis of management’s best estimate of the future costs. These estimates may be subject to changes if the laws and regulations are changed or if new circumstances arise.

Depreciation and depletion – The amounts related to depreciation and depletion totalled $5,628 in 2007, compared with $3,146 in 2006. The increase is attributable primarily to the increase in gold sales, which were 46,193 ounces in 2007, compared with 44,866 ounces in 2006 and by the decline in the Beaufor and East Amphi properties’ mineral reserve, which were determined at the end of 2006.

Gain on disposal of mining assets – A factor that contributed to the improvement in earnings in 2007 was the gain on disposal of mining assests of the East Amphi property in the amount of $7,439 compared to 2006 with the $3,224 gain on the sale of the assets of Richmont’s Nugget Pond property, located in Newfoundland.

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

Details on taxes are found in note 8 of the Company’s consolidated financial statements included in this Annual Report.

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

An amount of $159 included in accounts receivable which represents Patricia Mining Corp’s share of the November 2007 cash call of $90 and accrued interest of $69 had not been settled at December 31, 2007.

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
	3,866

Future mining and income taxes

Note that future mining and income taxes, in 2006, were recorded as both assets and liabilities, since these amounts come from different corporate entities and a variety of legislation, such as federal, provincial and mining taxes. Note 8 of the Company’s consolidated financial statements included in this Annual Report provides detailed information about tax reconciliation as well as future income tax assets and liabilities.

The available non-refundable provincial and federal tax credits of $4,572 and $2,181, respectively, can be carried forward for the next ten to twenty years and were not reported as assets because the Company assessed that it was not more likely than not that they will reduce the taxes due in future years.

Shareholders’ equity

Shareholders’ equity totalled $61,813 as at December 31, 2007, compared with $54,690 as at December 31, 2006.

At December 31, 2007, Richmont Mines had 24,053,353 shares outstanding and 2,023,000 options granted under its stock-purchase plan compared with 24,180,353 shares outstanding and 2,117,700 options granted at December 31, 2006.

Commitments and contingency

On November 5, 2007, the Company signed an agreement (amended December 21, 2007) with LKA International, Inc. (“LKA”) to acquire an option to acquire a 50% interest in the Golden Wonder property, located near Lake City, Colorado, USA. In accordance with the terms of the agreement, the Company paid an initial option payment of US$150,000 to evaluate the Golden Wonder property. In December 2007, the Company paid an additional option fee amount of US$150,000. As a condition precedent to Richmont Mines’ exercise of this option, the Company must invest a total amount of US$3,000,000 prior to September 1, 2008, which amount includes exploration and development expenditures, the option payment of US$300,000 and transaction costs. In addition, in order to acquire the 50% interest in the Golden Wonder project, the Company must (i) subscribe to US$1,500,000 in common shares of LKA and (ii) make additional mine-related expenditures of US$3,000,000 (during an 8-month period starting September 1, 2008), US$6,000,000 (during the following 24-month period) and a final amount of US$6,000,000 (during the 24-month period ending on April 30, 2013). Under the agreement, failure by the Company to make any of the above-described payments would result in the loss of the option right and forfeiture of any interest of the Company in the Golden Wonder project. In accordance with the agreement, the Company will receive 50% of the net proceeds of gold sales made during all phases on the project so long as the Company has fulfilled its investment obligations described above.

In October 2008, Richmont announced that drilling results at the past-producing Golden Wonder Project in Colorado failed to confirm the continuity of an economically viable ore zone below current infrastructures, and that the Company had notified LKA International, its partner on the project, that it was not exercising its option to a 50% interest in the project.

In addition, the Company is subject to royalty payments on 50% of the production of the Beaufor Mine at the rate of $30 per ounce produced, a 3% royalty per ounce produced at the Island Gold Mine, and also on other properties, if they enter into commercial production which are detailed under “Item 4. INFORMATION ON THE COMPANY – Business Overview – Mineral Royalties”.

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

At December 31, 2008, Richmont had working capital of $26,753 compared with $33,970 at December 31, 2007. The $7,217 decrease is attributable to a $2,975 decrease in cash and cash equivalents and short-term investments related to the Company’s acquisition of Patricia Mining Corp. in December 2008, a $1,061 increase in mining and income taxes payable mainly due to federal and mining taxes of $1,207 applicable to the Company’s subsidiary, Louvem Mines Inc., along with higher accounts payable and accrued charges of $1,907. In addition, last year’s accounts receivable balance included an amount of $1,500 that was reimbursable from Patricia Mining, its minority partner until the recent acquisition.

As at December 31, 2008, a credit facility is available the Company in the amount of $3,000 for the issuance of letters of credit as guarantees for the settlement of asset retirement obligations. The credit facility has a fixed fee of 0.75%. The following table provides the allocation of these letters of credit issued as at December 31, 2008:

	2008	Date of
	$	renewal

Camflo Mill	1,332	July 20, 2009
Beaufor Mine	52	August 11, 2009
Francoeur property	54	August 12, 2009
Island Gold Mine	101	October 27, 2009
	1,539

Cash flow from operating activities

Cash flow from operations increased from an earning of $1,648 in 2006 to an amount of $5,999 in 2007 mainly due to the net change in non-cash working capital items which used an amount of $927 in 2006 compared to generating an amount of $1,803 in 2007.

Cash flow used in investing activities

In 2007, the bulk of the Company’s investments, or a total of $4,495, was allocated to the Island Gold Mine while in 2006 this amount was $21,934 for the Island Gold project.

Cash flow from financing activities

The Company issued 9,000 common shares during 2008 and 102,000 common shares during 2007 in connection with the exercise of options, for a total cash consideration of $25 and $183, respectively. In 2006, the Company issued 143,300 common shares in connection with the exercise of options, for a total cash consideration of $334.

Under its normal course issuer bid programs, Richmont Mines bought back 296,200 common shares during 2008, 229,000 common shares in 2007 and 57,500 common shares in 2006, for a total amount of $768, $658 and $171, respectively. These shares were cancelled immediately after their repurchase.

In 2006, Richmont Mines issued 3,100,000 common shares at $4.90 each, for gross proceeds of $15,190 as part of a financing by short-form prospectus concluded in June 2006, for net proceeds of $13,777. This financing was completed in order to fund the exploration and development of the Island Gold project and the ongoing exploration programs.

In 2006, one of the Company’s subsidiaries, Louvem Mines Inc., bought back 35,000 common shares under its own share buyback program, for a total amount of $13.

Richmont Mines’s current investment forecast for its existing projects is limited and is expected to be funded with existing cash and cash equivalents and with cash flow from operations.

C. Research and Development, Patents and Licenses, etc.

None.

D. Trend Information

See discussions in Parts A and B of Item 5 “Operating Results and Financial Review and Prospects”.

E. Off-Balance Sheet Arrangements

The Company did not have any off-balance sheet arrangements as of December 31, 2008 that have or are reasonably likely to have a current or future effect on the Company’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

F. Tabular Disclosure of Contractual Obligations

As of December 31, 2008, the Company had the following long-term liabilities required to be reflected on the Company’s balance sheet under Canadian generally accepted accounting principles.

	Payments due by period (in thousand $)
		Less than			More than
Contractual obligations	Total	1 year	1-3 years	3-5 years	5 years
Asset retirement obligations	$4,650	-	-	4,650

As of December 31, 2008, the Company had no long-term debt obligations, capital lease obligations, operating lease obligations or purchase obligations.

In 2008, cash payment schedules with respect to the Company’s asset retirement obligations for the above described asset retirement obligation were revised from 2011 to 2012 for the Beaufor Mine, from 2010 to 2012 for the Camflo Mill and Francoeur property and from 2010 to 2013 for the Island Gold Mine.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The names, offices, principal occupations, length of service and share ownership of the directors and senior management of the Company are as follows:

Name and Municipality of Residence	Office held with the Company	Principal Occupation	Director or Officer since	Number of shares owned on May 1, 2009 [1]
Jean-Guy Rivard[2] Rouyn-Noranda (Quebec) Canada	Chairman of the Board and Director	Chairman of the Board of Richmont Mines	Feb. 25, 1981 to March 28, 2009	1,220,800
Martin Rivard[6] Rouyn-Noranda (Quebec) Canada	President, Chief Executive Officer and Director	President and CEO of Richmont Mines	Oct. 1, 2005	30,000
Denis Arcand [3,4] Brossard (Quebec) Canada	Director	Businessman	Sept. 28, 1995	36,348
Raynald Vézina, Eng. [3,4] Quebec city (Quebec) Canada	Director	Consultant	Oct. 30, 2006	5,000
Réjean Houle [3,4] Montréal (Quebec) Canada	Director	Ambassador, Canadiens Hockey Club Inc.	Jan. 27, 1989	39,000
Sandra Cauchon Rouyn-Noranda (Quebec) Canada	Secretary	Lawyer of Richmont Mines inc.	February 24, 2009	3,000
Stephanie Lee[5] Montréal (Quebec) Canada	Secretary	Lawyer, McCarthy Tétrault LLP, law firm	April 13, 2007 to February 24, 2009	Nil
Christian Pichette Brossard (Quebec) Canada	Vice President, Operations	Vice President, Operations of Richmont Mines	October 6, 2005	4,500
Nicole Veilleux Rouyn-Noranda (Quebec) Canada	Financial Director	Financial Director of Richmont Mines	March 1, 2006	5,000

[1]	As the Company has no direct knowledge of the number of shares controlled by the above-mentioned directors and officers, the information was provided by each of them.
[2]	Jean-Guy Rivard died on March 28, 2009.
[3]	Member of the Audit Committee.
[4]	Member of the Compensation Committee.
[5]	Stephanie Lee was replaced by Sandra Cauchon as secretary of the Company on February 24, 2009.
[6]	Martin Rivard is Jean-Guy’s Rivard son.

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

The directors and officers mentioned above own a total of 1,343,648 voting shares, of the Company as of May 1, 2008, which represents about 5.2% of all the shares issued and outstanding of Richmont Mines Inc. Furthermore, no director or officer owns voting shares of Louvem Mines Inc.

B. Compensation

Compensation of senior officers

During the year ended December 31, 2008 the four Named Executive Officers of the Company (as hereinafter defined) were paid an aggregate cash remuneration of $1,067,672.

The following information indicates the remuneration paid for the financial year ended December 31, 2008 by the Company and its subsidiaries to the Company’s President and Chief Executive Officer, the Financial Director and other senior officers (collectively, the “Named Executive Officers”) who have received during the latest fiscal year, in return for services rendered to the Company or its subsidiaries in any capacity, compensation exceeding $150,000. The Company does not offer a long term incentive plan.

Remuneration summary table

Name and main position	Fiscal year	Salary ($)	Appropriation of shares ($)	Appropriation of options ($)[2]	Remuneration under a non security based plan ($)		Value of pension plan ($)	Other revenue ($)	Total remuneration ($)
					Annual incentive plans (Bonus)	Long term incentive plans
Martin Rivard[3] President and Chief Executive Officer	2008	206,265	0	31,500	75,000	0	8,250	0	321,015
Nicole Veilleux Financial Director	2008	121,127	0	39,500	10,000	0	4,516	0	175,143
Christian Pichette Vice President, Operations	2008	242,943	0	55,250	50,000	0	9,718	0	357,911
Jean-Guy Rivard[1,3,4] Chairman of the Board	2008	188,603	0	0	25,000	0	0	0	213,603

Notes:
1)	In addition to this amount, the Chairman of the Board of Directors received a salary in the amount of $124,632 in 2008, in his capacity as President and Chief Executive Officer of Louvem Mines Inc., a subsidiary of the company.
2)	During 2008, the Company attributed a total of 175,000 share options to the above-mentioned senior officers on two separate occasions, being July 11, 2008 and December 12, 2008.

The fair value of the share options granted annually is determined by multiplying the number of share options granted by their value following the Black & Scholes model. This value is equal to the fair accounting value established in accordance with generally recognized accounting principles and according to the following hypotheses:

2008
No risk rate:	3.0%
Predicted life:	4 years
Volatility:	39%
Predicted dividends performance:	0.0%

3)	Despite the fact that the Chairman of the Board and the President and Chief Executive Officer are also board directors, neither receives remuneration in this capacity.
4)	Mr. Jean-Guy Rivard died on March 28, 2009.

Compensation of Directors

On December 12, 2008, the Company’s compensation committee adopted an amendment to the Company’s remuneration plan of directors who are not employees of the Company or its subsidiaries. Under the amended remuneration plan, a base annual salary of $7,500 will be paid to every director as of 2008 (compared to $5,000 in 2007), with an additional $750 per meeting attended by the Named Directors in 2009 (compared to $500 in 2008 for each meeting attended), including committee meetings.

Pursuant to this, three directors received a total remuneration slightly exceeding $44,000 during the financial year ended December 31, 2008. A total of 75,000 share options for common shares at an exercise price of $1.80 per common share were issued to independent directors in 2008, in accordance with the modalities of the Company’s Share Option Plan.

Directors’ remuneration table

Name	Fees ($)	Share-based appropriati ons ($)	Option- based appropriations[1] ($)	Remunerati on under an incentive plan not security based ($)	Value of the retirement plan	Other revenue ($)	Total ($)
Denis Arcand Vice-President of the Board	14,087	0	15,750	0	0	0	29,837
Réjean Houle Director	15,145	0	15,750	0	0	0	30,895
Raynald Vézina Director	15,145	0	15,750	0	0	0	30,895

Note:
1)	The fair value of annually issued share options is determined by multiplying the number of share options issued by their value following the Black & Scholes model. This value is equal to the generally recognized accounting fair value in accordance with generally recognized accounting principles and taking into consideration the following hypotheses:

2008
No risk rate:	3.1%
Predicted life:	4 years
Volatility:	39%
Predicted dividends performance:	0.0%

The Company has directors’ and officers’ liability insurance for a maximum amount of $5,000,000 for which the Company pays an annual premium of $28,612.

No director or executive officer of the Company is currently indebted to the Company or was indebted to the Company during the year ended December 31, 2008.

C. Board Practices

The directors serve as directors of the Company from their election on the day of the Annual General Meeting of the Company, last held on May 13, 2008, until the next Annual and Special General Meeting that will be held on May 14, 2009 or until a successor is duly elected.

Directors

Name	Elected or Appointed Director
Jean-Guy Rivard(1)	February 1981
Martin Rivard	October 2005
Denis Arcand	September 1995
Réjean Houle	January 1989
Raynald Vézina	October 2006
1. Jean-Guy Rivard died on March 28, 2009

The Company has entered into an agreement for an indeterminate term with each of the President and Chief Executive Officer, the Vice-President, Operations and the Financial director pursuant to which each of them will receive a payment equal to two times (or, in the case of the Chairman, three times) his total compensation (the total compensation is defined as the average of the sum of the base salary, cash bonus and other perquisites paid to such officer in the last two years before termination) in case of termination without cause by the Company or his resignation following reductions in his responsibilities and/or compensation within two years following a “change of control”.

     A change of control occurs when: (i) another party acquires 33 ⅓% or more of the outstanding voting securities of the Company, (ii) the composition of a majority of the Company’s board changes following a take-over, merger, consolidation or other corporate restructuring, or (iii) the shareholders of another entity own 33 ⅓% or more of the outstanding voting securities of the Company resulting from a merger, consolidation or other corporate restructuring involving the Company and such entity.

The Compensation Committee reviews annually the compensation paid to the directors and senior management by taking into account and comparing it with compensation paid to directors and senior management of comparable companies. The Compensation Committee takes into account senior management’s responsibilities and workload in setting each officer’s compensation. The Committee favours competitive compensation in order to keep competent key employees. The Compensation Committee meets at least annually. The members of the Compensation committee are Mrrs. Raynald Vézina, Réjean Houle and Denis Arcand.

The Audit Committee meets at least four times a year in order to review the Company’s financial position, meets with auditors and analyzes performance, existing and potential investments and the mining property portfolio. The Company’s audit committee charter is annexed hereto as Exhibit 15.1.

D. Employees

The number of employees of the Company as of December 31, 2008, 2007 and 2006, was 312, 262 and 305 respectively. The distribution of the employees was the following:

Category of Activity or Geographical Location	December 31,
	2008	2007	2006
Corporate Office Exploration Beaufor Camflo Island Gold Newfoundland East Amphi	19 5 99 26 163 - -	14 3 91 22 132 - -	12 2 104 26 135 - 26
Total	312	262	305

E. Share Ownership

See item 6 A « Directors and Senior Management »

Information regarding the outstanding stock options held by directors and senior management of the Company as of May 1, 2009, is set forth below.

Stock Options Outstanding

Name	Unexercised underlying securities (unit)	Unexercised Options at Year- End (#)[2] Exercisable/ Unexercisable	Exercise price of share options ($)	Share options expiry date

Martin Rivard	50,000		5.30	July 7, 2010
President and Chief	50,000		4.36	Jan. 30, 2011
Executive Officer	50,000	150,000 / 150,000	2.83	Dec. 13, 2011
	50,000		2.88	August 7, 2012
	50,000		3.15	Dec. 13, 2012
	50,000		1.80	Dec. 11, 2013
TOTAL	300,000
Nicole Veilleux	10,000		5.30	July 7, 2010
Financial Director	15,000		4.04	August 3, 2011
	15,000	33,000 / 57,000	2.74	Jan. 7, 2012
	25,000		2.83	July 10, 2013
	25,000		1.80	Dec. 11, 2013
TOTAL	90,000
Christian Pichette	50,000		4.97	Oct. 5, 2010
Vice-President, Operations	50,000	115,000 / 110,000	4.36	Jan. 30, 2011
	50,000		2.83	Dec. 13, 2011
	25,000		2.83	July 10, 2013
	50,000		1.80	Dec. 11, 2013
TOTAL	225,000
Jean-Guy Rivard(1)	150,000		6.60	Jan. 14, 2009
Chairman of the Board	100,000		5.30	June 29, 2010
	200,000	650,000 / 300,000	5.30	July 7, 2010
	100,000		4.04	August 3, 2011
	100,000		2.83	Dec. 13, 2011
	100,000		3.11	April 4, 2012
	200,000		3.15	Dec. 13, 2012
TOTAL	950,000
Denis Arcand	50,000		5.30	June 29, 2010
Interim President of the	25,000	60,000 / 40,000	2.74	Jan. 7, 2012
Board	25,000		1.80	Dec. 11, 2013
TOTAL	100,000
Réjean Houle	50,000		5.30	June 29, 2010
Director	25,000	60,000 / 40,000	2.74	Jan. 7, 2012
	25,000		1.80	Dec. 11, 2013
TOTAL	100,000
Raynald Vézina	50,000	35,000 / 40,000	2.95	Oct. 30, 2011
Director	25,000		1.80	Dec. 11, 2013
TOTAL	75,000

1)	Jean-Guy Rivard died on March 28, 2009
2)	None of them exercised their options in 2008

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Except for Jean-Guy Rivard, Gregory Chamandy and Oxbridge Bank and Trust SCC, (Mr. Chamandy, a shareholder of Oxbridge Bank and Trust SCC, holds 900,000 shares and 1,706,500 through Oxbridge Bank and Trust, for a total of 2,606,500 shares, which represent 9.98% of all the outstanding shares), as disclosed in item 6.E “Directors, Senior Management and Employees – Share Ownership” above, the Company does not know of any person who owns, beneficially, directly or indirectly, more than 5% of any class of the Company’s voting securities.

There has been no significant change in the percentage ownership of company common stock held by Jean-Guy Rivard during the past three years. Mr. Chamandy and Oxbridge Bank and Trust SCC are new shareholders since this year.

Mr. Rivard does not have different voting rights from the Company’s other shareholders.

The Company is not directly or indirectly owned or controlled by another corporation or by any foreign government or by any other natural or legal person, severally or jointly.

The Company has no knowledge of any arrangement that may, at a subsequent date, result in a change of control of the Company.

B. Related Party Transactions

During the period since the beginning of the Company’s preceding financial year up to the date of this Annual Report, there have been no transactions or loans between the Company and (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, the Company; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of the Company that gives them significant influence over the Company, and close members of any such individual’s family; (d) key management personnel, that is, those persons having authority and responsibility for planning, directing and controlling the activities of the Company, including directors and senior management and close members of such individuals’ families; and (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

The following consolidated financial statements of the Company are attached to this Annual Report:

Report of the Independent Registered Public Accounting Firm on Internal Control dated February 9, 2009

Report of the Independent Registered Public Accounting Firm dated February 9, 2009 on the Consolidated Balance Sheets as at December 31, 2008 and 2007, Consolidated Statements of Earnings, Comprehensive Income, Deficit, Accumulated other Comprehensive Income and Cash Flows for the two-year period then ended.

Comments by Auditors for American Readers on Canada – US Reporting differences dated February 9, 2009

Report of the Independent Registered Public Accounting Firm dated February 2, 2007 on the Consolidated Statements of Earnings, Comprehensive Income, Accumulated other Comprehensive Income, Deficit and Cash Flows for the year ended December 31, 2006.

Consolidated Balance Sheets at December 31, 2008 and December 31, 2007.

Consolidated Statements of Earnings for the Years ended December 31, 2008, December 31, 2007 and December 31, 2006.

Consolidated Statements of Comprehensive Income and Deficit for the Years ended December 31, 2008, December 31, 2007 and December 31, 2006.

Consolidated Statements of Cash Flow for the Years ended December 31, 2008, December 31, 2007 and December 31, 2006.

Notes to Consolidated Financial Statements.

The Company has not declared or paid any dividends on its common shares since its incorporation. Richmont Mines has no current plans to pay dividends on its common shares. Its present policy is to retain earnings to finance its capital expenditures program. In the future, the Board of Directors may declare dividends according to its assessment of the financial position of the Company, taking into account its financing requirements for future growth and other factors that the Board of Directors may deem relevant in the circumstances. The Company had no export sales during 2008.

The Company knows of no active, pending or overtly threatened legal or arbitration proceeding to which the Company is a party or to which any of its properties is subject which may have, or has had in the recent past, a significant effect on the Company’s financial position or profitability.

B. Significant Changes

No significant change has occurred since December 31, 2008 in the Company’s financial condition or results of operations.

ITEM 9. THE OFFER AND LISTING

The Company’s common stock is traded on the Toronto Stock Exchange under the symbol “RIC” and on the NYSE Amex also under the symbol “RIC”.

Toronto Stock Exchange

Set forth below are the high and low sell prices on the Toronto Stock Exchange for actual trades of shares of the Company’s common stock for the periods indicated.

Last Five Full Years
Toronto Stock Exchange
Common Stock Trading Activity

	- Price -
	Canadian Dollars
Year Ended	High	Low
December 31, 2004	$6.90	$4.00
December 31, 2005	$5.85	$3.82
December 31, 2006	$5.40	$2.40
December 31, 2007	$4.00	$2.56
December 31, 2008	$4.20	$1.21

Last Two Full Years
Toronto Stock Exchange
Common Stock Trading Activity

	- Price -
	Canadian Dollars
Quarter Ended	High	Low
March 31, 2007	$3.30	$2.56
June 30, 2007	$4.00	$2.84
September 30, 2007	$3.10	$2.65
December 31, 2007	$3.79	$2.91
March 31, 2008	$4.18	$2.03
June 30, 2008	$4.20	$2.85
September 30, 2008	$3.00	$1.80
December 31, 2008	$2.80	$1.21

Last Six Months
Toronto Stock Exchange
Common Stock Trading Activity

	- Price -
	Canadian Dollars
Month Ended	High	Low
November 30, 2008	$2.00	$1.21
December 31, 2008	$2.10	$1.31
January 31, 2009	$3.20	$2.04
February 28, 2009	$3.69	$2.80
March 31, 2009	$4.85	$2.96
April 30, 2009	$4.93	$3.55

American Stock Exchange and NYSE Amex

The Company’s common stock was listed for trading on the American Stock exchange effective on March 6, 1997. In 2008, the American Stock exchange was bought by NYSE Alternext and became NYSE Amex in the beginning of 2009. Set forth below are the high and low sell prices on the American Stock Exchange until December 2007 and NYSE Amex for actual trades of shares of the Company’s Common Stock for the periods indicated.

Last Five Full Years
American Stock Exchange / NYSE Amex
Common Stock Trading Activity

	- Price -
	US Dollars
Year Ended	High	Low
December 31, 2004	$5.39	$3.00
December 31, 2005	$4.73	$3.20
December 31, 2006	$4.75	$2.18
December 31, 2007	$4.07	$2.19
December 31, 2008	$4.18	$0.95

Last Two Full Years
American Stock Exchange / NYSE Amex
Common Stock Trading Activity

	- Price -
	US Dollars
Quarter Ended	High	Low
March 31, 2007	$2.82	$2.19
June 30, 2007	$3.44	$2.49
September 30, 2007	$3.05	$2.50
December 31, 2007	$4.07	$2.95
March 31, 2008	$4.18	$2.50
June 30, 2008	$4.13	$2.85
September 30, 2008	$3.00	$1.57
December 31, 2008	$2.19	$0.95

Last Six Months
American Stock Exchange / NYSE Amex
Common Stock Trading Activity

	- Price -
	US Dollars
Month Ended	High	Low
November 30, 2008	$1.83	$0.95
December 31, 2008	$1.80	$1.04
January 31, 2009	$2.61	$1.60
February 28, 2009	$2.95	$2.22
March 31, 2009	$3.84	$2.30
April 30, 2009	$3.91	$2.86

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

Capital Stock

There is only one authorized class of capital stock of the Company: common stock. All issued and outstanding common shares are fully paid and non-assessable. Each holder of record of common shares is entitled to one vote for each common share so held on all matters requiring a vote of shareholders, including the election of directors. The holders of common shares will be entitled to dividends on a pro-rata basis, if and when as declared by the board of directors. There are no preferences, conversion rights, pre-emptive rights, subscription rights, or restrictions on transfer attached to the common shares. In the event of liquidation, dissolution, or winding up of the Company, the holders of common shares are entitled to participate in the assets of the Company available for distribution after satisfaction of the claims of creditors. There are no redemption or sinking fund provisions applicable to the common shares or any liability to further capital calls by the Company.

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

There is no limitation imposed by the laws of Canada or by the charter or other constituent documents of the Company on the right of a non-resident to hold or vote the common shares, other than as provided in the Investment Canada Act, (the “Investment Act”) discussed below.

The Investment Canada Act (the “ICA”), which became effective on June 30, 1985, regulates the acquisition by non-Canadians of control of a Canadian business enterprise. In effect, the ICA required review by Investment Canada, the agency which administers the ICA, and approval by the Canadian government in the case of an acquisition of control of a Canadian business by a non-Canadian where: (i) in the case of a direct acquisition (for example, through a share purchase or asset purchase), the assets of the Canadian business are $5 million or more in value; or (ii) in the case of an indirect acquisition (for example, the acquisition of the foreign parent of the Canadian business) where the Canadian business has assets of $50 million or more in value or if the Canadian business represents more than 50% of the assets of the original group and the Canadian business has assets of $5 million or more in value. Review and approval are also required to the acquisition or establishment of a new business in areas concerning “Canada’s cultural heritage or national identity” such as book publishing, film production and distribution, television and radio, production and distribution of music, and the oil and natural gas industry, regardless of the size of the investment.

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

C. Material Contracts

East Amphi Sale Agreement

On June 29, 2007, Richmont Mines entered into the Asset Purchase Agreement between Richmont Mines and Osisko Exploration Ltd (“Osisko”), pursuant to which Richmont Mines sold its East Amphi property and related surface equipment to Osisko in consideration for a cash payment of $2,450,000 and 1,109,000 common shares of Osisko valued at $6,086,000 at the time of the sale. In connection with the sale, Richmont Mines was released from all claims and other liabilities relating to the East Amphi Mine.

Golden Wonder Option Agreement

On November 5, 2007, the Company entered into the Letter Agreement with LKA, pursuant to which LKA granted the Company the option to acquire a 50% interest in the Golden Wonder property, located near Lake City, Colorado, USA. Under this agreement, in order to exercise its option to acquire the 50% interest in the Golden Wonder property, the Company is obligated to (i) pay an upfront option fee of US$300,000, which the Company has already paid, (ii) invest US$3 million prior to September 8, 2008, inclusive of the US$300,000 option fee and transaction costs incurred by the Company, (iii) invest a further US$15 million over a 56-month period following September 1, 2008, and (iv) subscribe for US$1.5 million of LKA common shares. Under the agreement, failure by the Company to make any of the above-described payments would result in the loss of the option right and forfeiture of any interest of the Company in the Golden Wonder project. Upon fulfillment of all such conditions, the Company’s 50% interest in the Golden Wonder property will be fully earned. Under this agreement, the Company is entitled to 50% of the net proceeds of gold sales so long as it has not failed to make any of the required investments described above.

Richmont Mines completed its initial evaluation of the Golden Wonder Mine and exercised its option to acquire a 50% joint venture interest in the Golden Wonder project. LKA held the other 50% joint venture interest. Richmont Mines was required and invested US$3 million in certain project-related expenditures prior to September 1, 2008. Included in this amount were expenditures for exploration and development of the mine plus the option fee and project-related finder’s fees. Results obtained failed to confirm the continuity of an economically viable ore zone below current infrastructures at the sixth level. In light of these results, in October 2008 Richmont Mines informed LKA of the termination of its option to proceed with the joint venture agreement.

Valentine Lake Option Agreement

In November 2003, Richmont Mines entered into an option agreement with Mountain Lake to acquire a 70% interest in the Valentine Lake Property from Mountain Lake by carrying out $2.5 million in exploration work by October 31, 2007.This condition was fulfilled and by October 31, 2007, Richmont Mines acquired a 70% interest in the Valentine Lake property. On February 5, 2009 Mountain Lake and Richmont Mines entered into an agreement pursuant to which the Company granted Mountain Lake the option to purchase Richmont Mines’s 70% interest in the property. Mountain Lake agreed to pay an option fee to Richmont Mines of 2,500,000 common shares of Mountain Lake at a deemed value of $625,000, or $0.25 per share and may exercise the purshase option within a five-year period by making option payments to Richmont Mines totaling an additional $3,000,000, and by incurring $1,000,000 in exploration and development expenditures at Valentine Lake within such timeframe. Until all such conditions are met, Richmont Mines will continue to own a 70% interest in the Valentine Lake property.

D. Exchange Controls

There are no governmental laws, decrees, regulations or other legislation in Canada that may affect the export or import of capital, or the remittance of interest, dividends or other payments to non-residents holders of the Company’s common shares, except that any remittance of dividends to United States residents is subject to a 15% withholding tax (5% if the shareholder is a corporation owning at least 10% of the common shares of the Company) pursuant to Article X of the reciprocal income treaty between Canada and the United States.

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

Disposition of Common Stock

If a non-resident were to dispose of common stock of the Company to another Canadian corporation which deals or is deemed to deal on a non-arm’s length basis with the non-resident and which, immediately after the disposition, is connected with the Company (i.e., the nonresident and any person with whom the non-resident does not deal at arm’s length holds directly or indirectly shares representing more than 10% of the voting power and more than 10% of the market value of all issued and outstanding shares of the Company), the amount by which the fair market value of any consideration (other than any shares of the purchaser corporation) exceeds the paid-up capital of the common stock sold will be deemed to be taxable as a dividend paid by the purchasing corporation, either immediately or eventually by means of a deduction in computing the paid-up capital of the purchasing corporation, and subject to withholding taxes as described below.

Under the Income Tax Act (Canada), a gain from the sale of common stock of the Company by a non-resident will not be subject to Canadian tax since the common stock of the Company is listed on a prescribed stock exchange, provided the shareholder (and persons who do not deal at arm’s length with the shareholder) have not held a “substantial interest” in the Company (25% or more of the shares of any class of the Company’s stock) at any time in the five years preceding the disposition. Generally, the Canada-United States Income Tax Convention (1980) (the “Treaty”) will exempt from Canadian taxation any capital gain realized by a resident of the United States, provided that the value of the common stock is not derived principally from real property situated in Canada.

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

Capital Gains

A non-resident of Canada is not subject to tax under the Income Tax Act (Canada) in respect of a capital gain realized upon the disposition of a share of a capital gain realized upon the disposition of a share of a class that is listed on a prescribed stock exchange unless the share represents “taxable Canadian property” to other holder thereof. A common share of the Company will be taxable Canadian property to a non-resident holder if, at any time during the period of five years immediately preceding the disposition, the non-resident holder, persons with whom the nonresident holder did not deal at arm’s length, or the non-resident holder and persons with he/she did not deal at arm’s length owned 25% or more of the issued shares of any class or series of the Company. In the case of a non-resident holder to whom shares of the Company represent taxable Canadian property and who is resident in the United States, American tax will be payable on a capital gain realized on such shares by reason of the Treaty unless the value of such shares is derived principally from real property situated in Canada or the non-resident holder previously held the shares while resident in Canada. However, in such a case, certain transitional relief under the Treaty may be available.

Certain United States Federal Income Tax Consequences

The following is a summary of the material United States federal income tax consequences of the acquisition, ownership and disposition of common shares of the Company by a United States Holder (as defined below) that holds the common shares as a capital asset. The discussion does not cover all aspects of United States federal income taxation that may be relevant to, or the actual tax effect that any of the matters described herein will have on, the acquisition, ownership or disposition of common shares of the Company by particular shareholders, and does not address state, local, foreign or other tax laws. In particular, this summary does not address tax considerations applicable to persons that own (directly or indirectly) 10 percent or more of the Company’s voting shares, nor does this summary discuss all of the tax considerations that may be relevant to certain types of persons subject to special treatment under the United States federal income tax laws (such as financial institutions, insurance companies, persons liable for the alternative minimum tax, individual retirement accounts and other tax-deferred accounts, tax-exempt organisations, dealers in securities or currencies, persons that hold the common shares as part of straddles, hedging transactions or conversion transactions for United States federal income tax purposes or persons whose functional currency is not the United States dollar).

As used herein, the term “United States Holder” means a beneficial owner of the Company’s common shares that is (i) a citizen or resident of the United States for United States federal income tax purposes, (ii) a corporation, or other entity treated as a corporation, created or organised under the laws of the United States or any State thereof, (iii) an estate the income of which is subject to United States federal income tax without regard to its source or (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust.

The summary is based on the tax laws of the United States, including the Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, existing and proposed regulations thereunder, published rulings and court decisions, as well as on the income tax treaty between the United States and Canada (the “Treaty”), all as currently in effect and all subject to change at any time, possibly with retroactive effect.

Distributions on Common Shares of the Company

General. United States Holders receiving dividend distributions (including constructive dividends) with respect to common shares of the Company are required to include in gross income for United States Federal income tax purposes the gross amount of such distributions to the extent that the Company has current or accumulated earnings and profits (as determined for United States federal income tax purposes), without reduction for any Canadian income tax withheld from such distributions. Such income will be foreign source dividend income and generally will not be eligible for the dividends received deduction allowed to corporations. Canadian tax withheld from such distributions may be credited, subject to certain limitations, against the United States Holder’s United States Federal income tax liability or, alternatively, may be deducted in computing the United States Holder’s US Federal taxable income by those who itemize deductions. (See more detailed discussion in the section captioned “Foreign Tax Credit” below). To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a return of capital up to the United States Holder’s adjusted basis in the common shares, and then as capital gain. Preferential tax rates for long-term capital gains are applicable to a United States Holder that is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a United States Holder that is a corporation. The Company does not maintain calculations of its earnings and profits in accordance with US Federal income tax accounting principles.

For taxable year beginning before January 1, 2011, dividends paid by foreign qualified corporations to non-corporate taxpayers will be taxed at the same rate as long-term capital gains, rather than at the higher ordinary income tax rate. A foreign corporation such as the Company is a qualified corporation (i) if the corporation is eligible for the benefits of a comprehensive income tax treaty with the United States which the United States Internal Revenue Service (“IRS”) determines is satisfactory and which contains an exchange of information provision, or (ii) to the extent that the dividends are paid with respect to stock that is readily tradable on an established securities market in the United States. The IRS has ruled that the Treaty is a satisfactory treaty for this purpose. Accordingly, dividends paid with respect to shares of the Company should be eligible for the reduced tax rate. Eligibility for the reduced tax rate is dependent on satisfying a holding period and certain other limitations. The reduced tax rate also cannot be claimed with respect to dividends that are included as investment income for purposes of the limitation on the deduction of investment interest.

Foreign Currency Dividends. Dividends paid in Canadian dollars will be included in income in a US dollar amount calculated by reference to the exchange rate in effect on the day the dividends are received by the US Holder, regardless of whether the Canadian dollars are converted into US dollars at that time. If dividends received in Canadian dollars are converted into US dollars on the day they are received, the US Holder generally will not be required to recognize foreign currency gain or loss with respect to the dividend income. A United States Holder may have foreign currency gain or loss if it does not convert the amount of such dividend into U.S. dollars on the date of its receipt.

Effect of Canadian Withholding Taxes. As discussed above in Taxation, Dividend, under current law payments by the Company to foreign investors are subject to a 25 % Canadian withholding tax. The rate of withholding applicable to United States Holders that are eligible for benefits under the Treaty generally is reduced to a maximum rate of 15% (except for certain corporate holders). For United States federal income tax purposes, United States Holders will be treated as having received the amount of Canadian taxes withheld by the Company, and as then having paid over the withheld taxes to the Canadian taxing authorities. As a result of this rule, the amount of dividend income included in gross income for United States federal income tax purposes by a United States Holder with respect to the payment of dividends may be greater than the amount of cash actually received (or receivable) by the United States Holder from the Company with respect to the payment.

Foreign Tax Credit

Subject to certain limitations, a United States Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of common shares of the Company may be entitled, at the option of the United States Holder, to either a deduction or a tax credit for such foreign tax paid or withheld. United States Holders that are eligible for benefits under the Treaty will not be entitled to a foreign tax credit for the amount of Canadian taxes withheld in excess of the 15 % maximum rate available under the Treaty, and with respect to which the United States Holder can obtain a refund from the Canadian taxing authorities. The limitation in foreign taxes eligible credit is calculated separately with respect to specific classes of income. The rules governing foreign tax credits are complex and, therefore, United States Holders should consult their tax advisor regarding the availability of foreign tax credits in their particular circumstances.

United States Holders that are accrual basis taxpayers must translate Canadian taxes into United States dollars at a rate equal to the average exchange rate for the taxable year in which the taxes accrue, while all United States Holders must translate taxable dividend income into US dollars at the spot rate on the date received. This difference in exchange rates may reduce the US dollar value of the credits for Canadian taxes relative to the United States Holder’s United States federal income tax liability attributable to a dividend.

Disposition of Common Shares of the Company

A United States Holder will recognize gain or loss from the sale of common shares of the Company equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder’s tax basis in the common shares of the Company. This gain or loss will be capital gain or loss if the common shares are a capital asset in the hands of the United States Holder, which will be a short-term or long-term capital gain or loss depending upon the holding period of the United States Holder. Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year. Deductions for net capital losses are subject to significant limitations. For United States Holders that are not corporations, net capital loss may be offset against up to $3,000 of ordinary income each tax year, and any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For United States Holders that are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until the earlier of five years or the exhaustion of the net capital loss.

Backup Withholding and Information Reporting

Payments of dividends or other proceeds with respect to common shares of the Company by a United States paying agent or other United States intermediary will be reported to the IRS and to the United States Holder as may be required under applicable regulations. Backup withholding at a rate of 28 per cent may apply to these payments if the United States Holder fails to provide an accurate taxpayer identification number or certification of foreign or other exempt status or fails to report all interest and dividends required to be shown on its United States federal income tax returns. Certain United States Holders (including, among others, corporations) are not subject to backup withholding. United States Holders should consult their tax advisors as to their qualification for exemption from backup withholding and the procedure for obtaining exemption.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

Subject to confidentiality concerns, all documents concerning the Company that are referred to in this Report may be inspected by shareholders upon reasonable advance notice, at the Company’s headquarters at 161, Avenue Principale, Rouyn-Noranda, Quebec J9X 4P6. A summary in English of any such document not in English will be provided.

I. Subsidiary Information

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Commodity Price Risk Disclosure

See Item 4.B “Information on the Company - Gold Marketing and Sales” above.

At current 2009 estimates of production of 78,500 ounces of gold and at an estimated average gold price of US$900, including management’s estimates of the Company’s operating expenses, a US$90.00 change in the market price of gold would result in an increase or decrease of approximately CAN$7,100,000 in annual net income and in annual cash flows.

Foreign Currency Risk Disclosure

The Company’s revenues are mainly denominated in US dollars, while investments and operating costs, primarily accrue in Canadian dollars. The Company’s cash flow and results of operations will therefore be affected by fluctuations in the US/CAN dollar exchange rate.

At current 2009 estimates of production of 78,500 ounces of gold and at an estimated average gold price of US$900 excluding management’s estimates of the Company’s operating expenses, a $0.10 change in the CAN dollar exchange rate would result in an increase or decrease of approximately CAN$7,100,000 in annual net income and in annual cash flow.

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

Interest Rate Risk Disclosure

At December 31, 2008, the Company had no outstanding long-term debt. Therefore, the Company does not believe it is exposed to significant interest rate risk.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

There have been no defaults, dividend arrearages or delinquencies.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

There have been no material modifications to the rights of security holders.

ITEM 15. CONTROLS AND PROCEDURES

a)

Disclosure Controls and Procedures. Based on their evaluation of the Company’s disclosure controls and procedures as of the end of the period covered by this Annual Report, and pursuant to Rule 13a-15 or Rule 15d-15 of the Securities Exchange Act of 1934, Martin Rivard, President and Chief Executive Officer and Nicole Veilleux, Financial Director, have concluded that the Company’s disclosure controls and procedures (as defined in Rule 13a-15(e) or Rule 15d-15(e)) are designed to ensure that information required to be disclosed by the Company in the reports that it files under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and are operating in an effective manner.

b)

Management’s Annual Report on Internal Control Over Financial Reporting. Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) or 15d-15(f) under the Exchange Act. The Company’s internal control system was designed to provide reasonable assurance to the Company’s management and board of directors regarding the reliability of financial reporting and the preparation of published financial statements in accordance with generally accepted accounting principles. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements and can provide only reasonable assurance with respect to financial statement preparation and presentation.

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2008. In making this assessment, management used the criteria for effective internal control over financial reporting set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in Internal Control-Integrated Framework. Based on this assessment, management has concluded that, as of December 31, 2008, our internal control over financial reporting was effective based on those criteria.

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2008 has been audited by Raymond Chabot Grant Thorton LLP, an independent registered public accounting firm, as stated in their report which appears herein.

The Company will continue to periodically review its disclosure controls and procedures and internal controls over financial reporting and may make modifications from time to time as considered necessary or disireable.

c)

Attestation Report of the Registered Public Accounting Firm. The attestation report of Raymond Chabot Grant Thornton LLP, an independent registered public accounting firm, regarding the Company’s internal control over financial reporting is included under Item 17.

d)

Changes in Internal Control Over Financial Reporting. Management regularly reviews its system of internal control over financial reporting and make changes to the Company’s processes and systems to improve controls and increase efficiency, while ensuring that the Company maintains an effective internal control environment. Changes may include such activities as implementing new, more efficient systems, consolidating activities, and migrating processes.

There were no changes in the Company’s internal control over financial reporting that occurred during the period covered by this Annuel Report on Form 20-F that have materially affected, or are reasonable likely to materially affect, the Company’s internal control over financial reporting.

ITEM 16.A. AUDIT COMMITTEE FINANCIAL EXPERT

The Company’s board of directors has determined that Denis Arcand serves as “audit committee financial expert” on its audit committee and that he is also an “independent” director as defined under the listing standards of the NYSE Amex.

Mr. Arcand received his Bachelor of Commerce from the HÉC in Montreal. He is also a Fellow of the Investment Dealers Association of Canada, having begun his career as a sales representative with Nesbitt Thomson in 1966. From 1972 to 1988, he held various positions with the investment dealer Bell Gouinlock Ltd., most notably heading up its Montreal office as Director and Vice-President. He was also responsible for its corporate finance department. Under his leadership many industrial and particularly mining company financings were completed, resulting in Bell Gouinlock, which merged with Pemberton Securities Ltd, becoming the leader in mining financing in Quebec.

ITEM 16.B. CODE OF ETHICS

The Company has adopted a Code of Ethics that applies to the Company’s principal executive officer, principal financial officer and principal accounting officer or controller. The Company will provide to any person, without charge a copy of the Company’s Code of Ethics, upon a request in writing made to Richmont Mines, Inc., 161, Avenue Principale, Rouyn-Noranda, Quebec, JPX 4P6, Canada, Attention: Corporate Secretary.

ITEM 16.C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Committee’s Pre-Approval Policies and Procedures

Beginning in 2004, the Company’s audit committee provided to the Company’s principal independent accounting firm a list of preapproved services. If officers of Richmont Mines request such firm to perform other services on behalf of the Company, the independent accounting firm must have the approval of the audit committee president before accepting the mandate, which request must also be formally approved by the audit committee at the next audit committee meeting. The list of services provided to the Company’s principal independent accounting firm is subject to revision every year by the audit committee and can be modified by the audit committee at any time by sending written notice to the Company’s principal independent accounting firm.

The following tables show the total fees billed for each of the two past fiscal years by the Company’s principal independent accounting firm.

Audit Fees

The aggregate fees billed by Company’s principal independent accounting firm for the audit of the Company’s annual financial statements or services that are normally provided by such firm in connection with statutory and regulatory filings for each of the last two fiscal years are the following:

	2008	2007
Audit services*	$168,500	$219,900

* Includes the audit of the internal controls and financial reporting as required by the Sarbanes-Oxley Act of 2002.

Audit Related Fees

The aggregate fees billed for each of the last two fiscal years for assurance and related services provided by the Company’s principal independent accounting firm that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not reported in the above table are described in the following table:

Nature of services	2008	2007
Traveling expenses	-	$11,314
Special work	$69,650	$23,400

Taxation Fees

The aggregate fees billed for each of the last two fiscal years for the professional services provided by the Company’s principal independent accounting firm with regards to tax compliance, tax advice and tax planning are described in the following table:

Nature of services	2008	2007
Review quarterly estimates	$6,600	$5,700
Planning and tax advice	$9,450	$15,400

All Other Fees

The aggregate fees billed for each of the last two fiscal years for the products and services provided by the Company’s principal independent accounting firm, other than the services previously stated, are described in the following table:

Nature of services	2008	2007
Other consultations	$28,000	$10,500
Other expenses	$2,982	$19,051

100% of all Audit Related Fees, Tax Fees and All Other Fees reported above were approved by the Company’s audit committee.

ITEM 16.D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

The Company did not rely on any exemption from the listing standards for audit committees.

ITEM 16.E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet be Purchased Under the Plans or Programs

January 1-31, 2008	300	$3.02	300	1,199,700
February 1-28, 2008	Nil	Nil	Nil	1,199,700
March 1-31, 2008	10,900	$3.62	10,900	1,188,800
April 1-30, 2008	9,500	$3.52	9,500	1,179,300
May 1-31, 2008	40,300	$3.28	40,300	1,139,000
June 1-30, 2008	19,700	$2.95	19,700	1,119,300
July 1-31, 2008	57,000	$2.88	57,000	1,062,300
August 1-31, 2008	56,800	$2.64	56,800	1,005,500
September 1-30, 2008	48,900	$2.13	48,900	956,600
October 1-31, 2008	8,600	$1.91	8,600	948,000
November 1-30, 2008	33,700	$1.48	33,700	914,300
December 1-31, 2008	10,500	$1.83	10,500	903,800
TOTAL	296,200

Only one Richmont Mines share repurchase program was in effect in 2008. On December 3, 2007, Richmont Mines publicly announced a Normal Course Issuer bid commencing December 5, 2007 and expiring December 4, 2008 for up to 1,200,000 shares of its common stock. On December 3, 2008, Richmont Mines publicly announced a Normal Course Issuer bid commencing December 5, 2008 and expiring December 4, 2009 for up to 1,188,000 shares of its common stock.

ITEM 16.F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16.G. CORPORATE GOVERNANCE

NYSE Amex Corporate Governance Matters

The Company’s common shares are listed on NYSE Amex. Section 110 of the NYSE Amex Company Guide permits the NYSE Amex to consider the laws, customs and practices of the foreign issuer’s country of domicile in relaxing certain NYSE Amex listing criteria, and to grant exemptions from NYSE Amex listing criteria based on these considerations. A company seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law. A description of the significant ways in which the Company’s governance practices differ from those followed by domestic companies pursuant to NYSE Amex standards is as follows:

  Shareholder Meeting Quorum Requirement: The NYSE Amex minimum quorum requirement for a shareholder meeting is one-third of the outstanding common shares. In addition, a corporation listed on NYSE Amex is required to state its quorum requirement in its bylaws. The Company’s quorum requirement as set forth in its bylaws is two shareholders with at least 10% of the issued and outstanding common shares entitled to vote at a meeting of shareholders whether present in person or represented by proxy.

  Proxy Delivery Requirement: NYSE Amex requires the solicitation of proxies and delivery of proxy statements for all shareholder meetings, and requires that these proxies shall be solicited pursuant to a proxy statement that conforms to SEC proxy rules. The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act and Rule 405 under the Securities Act and the equity securities of the Company are accordingly exempt from the proxy rules set forth in Sections 14(a), 14(b), 14(c) and 14(f) of the Exchange Act. The Company solicits proxies in accordance with applicable rules and regulations in Canada.

  Shareholder Approval Requirement: The Company will follow the Canadian securities regulatory authorities and Toronto Stock Exchange rules for shareholder approval of new issuances of its common shares. Following securities and exchange rules, shareholder approval is required for certain issuances of shares that: (i) materially affect control of the Company; or (ii) provide consideration to insiders in aggregate of 10% or greater of the market capitalization of the listed issuer and have not been negotiated at arm’s length. Shareholder approval is also required, pursuant to Toronto Stock Exchange rules, in the case of most private placements: (x) for an aggregate number of listed securities issuable greater than 25% of the number of securities of the listed issuer which are outstanding, on a non-diluted basis, prior to the date of closing of the transaction if the price per security is less than the market price; or (y) that during any six month period are to insiders for listed securities or options, rights or other entitlements to listed securities greater than 10% of the number of securities of the listed issuer which are outstanding, on a non-diluted basis, prior to the date of the closing of the first private placement to an insider during the six month period.

The foregoing are consistent with the laws, customs and practices in Canada.

In addition, the Company may from time-to-time seek relief from NYSE Amex corporate governance requirements on specific transactions under Section 110 of the NYSE Amex Company Guide by providing written certification from independent local counsel that the non-complying practice is not prohibited by the Company’s home country law.

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

Audited Consolidated Financial Statements

Report of the Independent Registered Public Accounting Firm on Internal Control dated February 9, 2009.

Report of the Independent Registered Public Accounting Firm dated February 9, 2009 on the Consolidated Balance Sheets as at December 31, 2008 and 2007, Consolidated Statements of Earnings, Comprehensive Income, Deficit, Accumulated other Comprehensive Income and Cash Flows for the two-year period then ended.

Comments by Auditors for American Readers on Canada – US Reporting differences dated February 9, 2009.

Report of the Independent Registered Public Accounting Firm dated February 2, 2007 on the Consolidated Statements of Earnings, Comprehensive Income, Accumulated other Comprehensive Income, Deficit and Cash Flows for the year ended December 31, 2006.

Consolidated Balance Sheets at December 31, 2008 and December 31, 2007.

Consolidated Statements of Earnings for the Years ended December 31, 2008, December 31, 2007 and December 31, 2006.

Consolidated Statements of Comprehensive Income and Deficit for the Years ended December 31, 2008, December 31, 2007 and December 31, 2006.

Consolidated Statements of Cash Flow for the Years ended December 31, 2008, December 31, 2007 and December 31, 2006.

Notes to Consolidated Financial Statements.

ITEM 18. CONSOLIDATED FINANCIAL STATEMENTS

The Company has elected to provide consolidated financial statements pursuant to Item 17 of Form 20-F.

ITEM 19. EXHIBITS

Exhibit
No.	Exhibit
1.1	Articles of Incorporation of the Company, including all amendments thereto(1)
1.2	Bylaws of the Company, including all amendments thereto(1)
2.1	Shareholder Rights Plan(2)
5.1	Option/Joint Venture Agreement for the Island Gold project between Patricia Mining Corp. and Richmont Mines Inc. dated August 28, 2003(3)
5.3	Beaufor Mine Purchase Agreement dated April 5, 2001 between Richmont Mines Inc. and Aurizon Mines Ltd., as amended by a letter agreement dated August 15, 2002 between the parties.(2)
5.4	Asset Purchase Agreement dated June 29, 2007 between the Company and Osisko Exploration Ltd.(4)
5.5	Letter Agreement dated December 21, 2007 between the Company and LKA International, Inc.(4)
5.6	Letter Agreement dated February 5, 2009 between the Company and Mountain Lake Resources Inc. †
5.7	Addendum dated March 9, 2009 to the Letter Agreement dated February 5, 2009 between the Company and Mountain Lake Resources Inc. †
8.1	List of Subsidiaries †
12.1	Rule 13a-14(a)/15d-14(a) Certifications †
13.1	Certification of periodic financial report pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350 †
15.1	Audit Committee Charter(5) †

† Filed herewith.

(1)	Incorporated by reference to Exhibit No. 1 to the Company’s Registration Statement on Form 20-F dated September 25, 1996 filed with the Securities and Exchange Commission.
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

(4)

Incorporated by reference to the identically numbered exhibit to the Company’s Annual Report on Amended Form 20-F for the fiscal year ended December 31, 2007 filed with the Securities and Exchange Commission on October 17, 2008.

(5)	The Audit Committee Charter have been modified on February 24, 2009 by the Board of Director.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

RICHMONT MINES INC.
Registrant

Dated: May 6, 2009	By: (/s/) Nicole Veilleux
Nicole Veilleux
Financial Director

Consolidated Financial Statements of

RICHMONT MINES INC.

Years ended December 31, 2008, 2007 and 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Shareholders of Richmont Mines Inc.

We have audited Richmont Mines Inc.’s internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Richmont Mines Inc.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on Richmont Mines Inc.’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on assessed risk and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

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

In our opinion, Richmont Mines Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Richmont Mines Inc. as of December 31, 2008 and 2007 and the consolidated statements of earnings, comprehensive income and deficit and cash flows for the years ended December 31, 2008 and 2007 and our report dated February 9, 2009 expressed an unqualified opinion thereon.

Chartered Accountants

Montreal, Canada
February 9, 2009
_____________________________________________
1 Chartered accountant auditor permit no. 22865

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Richmont Mines Inc.

We have audited the consolidated balance sheets of Richmont Mines Inc. as at December 31, 2008 and 2007 and the consolidated statements of earnings, comprehensive income, deficit, accumulated other comprehensive income and cash flows for the years ended December 31, 2008 and 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2008 and 2007 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

The consolidated financial statements as at December 31, 2006 and for the year then ended were audited by other auditors who expressed an opinion without reservation on those consolidated financial statements in their report dated February 2, 2007.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Richmont Mines Inc.’s internal control over financial reporting as at December 31, 2008, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated February 9, 2009 expressed an unqualified opinion thereon.

Chartered Accountants

Montreal, Canada
February 9, 2009
_____________________________________________
1 Chartered accountant auditor permit no. 22865

COMMENTS BY AUDITORS FOR AMERICAN READERS ON CANADA – US REPORTING DIFFERENCES

In the United States of America, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principles that has a material effect on the comparability of the Company’s financial statements, such as the changes described in Note 2(b) to the consolidated financial statements. Our report to the shareholders dated February 9, 2009 is expressed in accordance with Canadian reporting standards, which do not require a reference to such change in accounting principles in the auditors’ report when the change is properly accounted for and adequately disclosed in the consolidated financial statements.

Chartered Accountants

Montreal, Canada
February 9, 2009
_____________________________________________
1 Chartered accountant auditor permit no. 22865

REPORT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have audited the consolidated statements of earnings, comprehensive income, accumulated other comprehensive income, deficit and cash flow of Richmont Mines Inc. and its subsidiaries for the year ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the results of operations and the cash flow of the Company and its subsidiaries for the year ended December 31, 2006 in conformity with Canadian generally accepted accounting principles.

Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 19 to the financial statements.

Chartered Accountants
Montreal, Canada
February 2, 2007
*CA Auditor permit no 18146

RICHMONT MINES INC.
Consolidated Financial Statements
Years ended December 31, 2008, 2007 and 2006

CONSOLIDATED STATEMENTS OF EARNINGS

Years ended December 31 (in thousands of Canadian dollars)

	2008	2007	2006
	$	$	$

REVENUE
Precious metals	66,237	34,691	30,539
Other (note 4)	4,354	3,380	2,350
	70,591	38,071	32,889

EXPENSES
Operating costs	42,998	24,199	27,169
Royalties	1,591	565	189
Custom milling	1,785	1,023	591
Administration	3,665	3,315	2,957
Exploration and project evaluation (note 5)	10,547	3,288	2,080
Accretion expense - asset retirement obligations (note 6)	182	178	214
Depreciation and depletion	5,687	5,628	3,146
Loss (gain) on disposal of mining assets (note 7)	29	(8,066)	(3,235)
	66,484	30,130	33,111
EARNINGS (LOSS) BEFORE OTHER ITEMS	4,107	7,941	(222)
MINING AND INCOME TAXES (note 8)	437	1,306	(2,686)
	3,670	6,635	2,464
MINORITY INTEREST	2,035	(36)	(730)
NET EARNINGS	1,635	6,671	3,194

NET EARNINGS PER SHARE
basic and diluted	0.07	0.28	0.14
BASIC AND DILUTED WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING (thousands)	24,047	24,159	22,904

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME AND DEFICIT

Years ended December 31 (in thousands of Canadian dollars)

	2008	2007	2006
	$	$	$
COMPREHENSIVE INCOME
Net earnings	1,635	6,671	3,194
Comprehensive income, net of income taxes:
Change in unrealized gain (loss) on available-for-sale investments	(599)	473	-
Realized loss (gains) on sale of available-for-sale investments included in earnings	11	(444)	-
	(588)	29	-
Comprehensive income	1,047	6,700	3,194

DEFICIT
BALANCE, BEGINNING OF YEAR	(4,647)	(11,241)	(14,410)
Net earnings	1,635	6,671	3,194
Redemption of shares (note 11)	(84)	(77)	(25)
BALANCE, END OF YEAR	(3,096)	(4,647)	(11,241)

ACCUMULATED OTHER COMPREHENSIVE INCOME
BALANCE, BEGINNING OF YEAR	352	-
Adjustment due to the adoption of CICA Handbook Section 3855 for the cumulative unrealized gain on available-for- sale investments as at January 1st, 2007	-	323
Changes in other comprehensive income for the year	(588)	29
BALANCE, END OF YEAR	(236)	352

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

Years ended December 31 (in thousands of Canadian dollars)

	2008	2007
	$	$
ASSETS
CURRENT ASSETS
Cash and cash equivalents	26,021	27,291
Restricted cash	116	-
Short-term investments	121	1,826
Accounts receivable	986	2,859
Mining and income taxes receivable	1,586	1,677
Inventories (note 9)	6,012	5,438
	34,842	39,091
ADVANCE TO A MINORITY PARTNER (note 3)	-	1,875
PROPERTY, PLANT AND EQUIPMENT (note 10)	48,039	45,010
	82,881	85,976
LIABILITIES
CURRENT LIABILITIES
Accounts payable and accrued charges	6,912	5,005
Mining and income taxes payable	1,177	116
	8,089	5,121
ASSET RETIREMENT OBLIGATIONS (note 6)	4,664	3,358
MINORITY INTEREST (note 3)	2,024	14,238
FUTURE MINING AND INCOME TAXES (note 8)	1,086	1,446
	15,863	24,163
SHAREHOLDERS’ EQUITY
Capital stock (note 11)	64,672	61,016
Contributed surplus (note 12)	5,678	5,092
Deficit	(3,096)	(4,647)
Accumulated other comprehensive income	(236)	352
	67,018	61,813
	82,881	85,976

Commitments and subsequent events (note 15)

The accompanying notes are an integral part of the consolidated financial statements.

On behalf of the Board:

Denis Arcand	Réjean Houle
Director	Director

CONSOLIDATED STATEMENTS OF CASH FLOW

Years ended December 31 (in thousands of Canadian dollars)

	2008	2007	2006
	$	$	$

CASH FLOW FROM OPERATING ACTIVITIES
Net earnings	1,635	6,671	3,194
Adjustments for:
Depreciation and depletion	5,687	5,628	3,146
Stock-based compensation	526	575	393
Accretion expense - asset retirement obligations	182	178	214
Loss (gain) on disposal of mining assets	29	(8,042)	(3,270)
Loss (gain) on disposal of short-term investments	11	(444)	(425)
Minority interest	2,035	(36)	(730)
Future mining and income taxes	(359)	(334)	(1,801)
	9,746	4,196	721
Net change in non-cash working capital items (note 13)	2,371	1,803	927
	12,117	5,999	1,648

CASH FLOW FROM (USED IN) INVESTING ACTIVITIES
Acquisition of Patricia Mining Corp. (note 3)	(6,984)	-	-
Acquisition of short-term investments	(23)	(642)	(565)
Disposal of short-term investments	712	6,454	1,346
Disposal of mining assets	91	3,435	2,685
Property, plant and equipment - Island Gold Mine	(3,079)	(4,495)	(21,934)
Property, plant and equipment - Beaufor Mine	(127)	(1,060)	(1,706)
Property, plant and equipment - East Amphi Mine	-	(34)	(822)
Other property, plant and equipment	(1,987)	(582)	(597)
Cash received from an advance to a minority partner	750	1,125	1,300
Redemption of shares held by minority interests	-	-	(13)
	(10,647)	4,201	(20,306)

CASH FLOW FROM (USED IN) FINANCING ACTIVITIES
Issue of common shares	25	183	15,524
Redemption of common shares	(768)	(658)	(171)
Contribution from (distribution to) a minority partner	(47)	1,440	6,165
Repayment of the long-term debt	(1,950)	-	-
Common share issue costs	-	-	(1,413)

	(2,740)	965	20,105
Net increase (decrease) in cash and cash equivalents	(1,270)	11,165	1,447
Cash and cash equivalents, beginning of year	27,291	16,126	14,679
Cash and cash equivalents, end of year (note 17c))	26,021	27,291	16,126

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2008, 2007 and 2006 (in thousands of Canadian dollars)

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

These consolidated financial statements reflect the accounts of the Company and of its subsidiaries: Camflo Mill Inc. (100%), Louvem Mines Inc. (approximately 70%) and Patricia Mining Corp. (100%).

All inter-company transactions have been eliminated.

The Company’s 55% interest in the Island Gold Mine is consolidated until December 15, 2008 (note 3) using the principles outlined in AcG-15, on the consolidation of variable interest entities due to an agreement for the financing of the interest held by the other participant of the development costs of the project.

b)	Revenue recognition

Precious metals revenue, based on spot metal prices, is recorded at delivery when rights and obligations related to ownership are transferred to the purchaser and reasonable assurance regarding collectibility of the consideration exists. Milling revenue is recorded when the service of ore processing is rendered and reasonable assurance regarding collectibility of the consideration exists.

c)	Financial assets and liabilities

All financial assets and liabilities are initially estimated and recorded at fair value. Subsequently, all financial instruments are classified in one of the following five categories: held-for-trading financial assets, held-to-maturity investments, loans and receivables, available-for-sale financial assets or other financial liabilities. Subsequently, all financial instruments are recorded on the consolidated balance sheet and are measured at fair value with the exception of loans and receivables, held-to-maturity investments and other financial liabilities, which are measured at amortized cost.

Available-for-sale financial assets are measured at fair value with revaluation gains and losses included in other comprehensive income until the asset is removed from the balance sheet either by sale or when a permanent decline in value is recognized.

Cash and cash equivalents and restricted cash are classified as assets held-for-trading. Short-term investments are classified as available-for-sale financial assets, accounts receivable and the advance to a minority partner are classified as loans and receivables, and accounts payable and accrued charges are classified as other financial liabilities.

d)	Cash and cash equivalents

Cash and cash equivalents comprise cash and short-term investments with original maturity dates of less than 90 days.

e)	Short-term investments

Short-term investments include investments in shares of publicly-traded companies and are recorded at market value.

f)	Inventories

Supply inventories, ore and precious metals inventories are valued at the lower of cost and net realizable value. The cost of inventories is determined using the weighted average cost formula. The cost of inventories recognized as an expense is included in consolidated statement of earnings operating cost expenses.

g)	Exploration properties

The acquisition costs of exploration properties are capitalized as property, plant and equipment. Mining exploration expenditures are expensed as incurred until the date when the property is identified as having a development potential.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Years ended December 31, 2008, 2007 and 2006 (in thousands of Canadian dollars)

1.	Significant accounting policies (continued)

h)	Property, plant and equipment

Property, plant and equipment are recorded at cost, net of related government assistance. Expenditures incurred on properties identified as having development potential are capitalized as property, plant and equipment. Costs include interest on funds borrowed during a construction period and future costs of asset retirement. Upon commencement of commercial production, construction costs are transferred to the various categories of property, plant and equipment. Property, plant and equipment at mine sites are depreciated in accordance with the number of ounces sold on cost basis less residual values. The depreciation rate is calculated according to the units-of-production method, using proven and probable reserves. The estimated period of depreciation is from 3 to 5 years according to the reserves of each production site. Depreciation of corporate assets is calculated using the straight-line method based on their anticipated useful lives which vary from 2 to 10 years.

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

Net estimated future cash flows, on an undiscounted basis from each mine and exploration properties are calculated based on anticipated future metal production (proven and probable reserves), estimated future realized metal prices, operating, capital and site restoration expenses and estimated future foreign exchange rates.

i)	Future mining and income taxes

The Company accounts for mining and income taxes using the asset and liability method. Under this method, future tax assets and liabilities are recognized for the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted rates expected to be applied in the years in which these temporary differences are expected to be recovered or settled. The impact on future tax assets and liabilities of a change in tax rates is recognized in the statement of earnings in the year in which the revised tax rate comes into effect. The Company records a valuation allowance against future tax assets if according to the available information, it is more likely than not that some or all of future tax assets will not be realized.

The Company renounces to tax deductions relating to resource expenditures that are financed by the issuance of flow-through shares to the benefit of its shareholders, in accordance with current tax legislation. Future income taxes related to the temporary differences resulting from this renouncement are recorded, at the time of the renunciation with a corresponding reduction of capital stock.

j)	Environmental costs

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

k)	Asset retirement obligations

Total estimated cash flow required to settle obligations arising from environmentally acceptable closure plans are discounted using a credit-adjusted risk-free interest rate and are recorded as a liability with a corresponding increase to property, plant and equipment and, thereafter, depreciated in accordance with the units-of-production method using proven and probable reserves. The asset retirement obligations are adjusted for accumulated accretion in accordance with the expected timing of payment of the cash flow required to settle these obligations.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Years ended December 31, 2008, 2007 and 2006 (in thousands of Canadian dollars)

1.	Significant accounting policies (continued)

l)	Foreign currency translation

Transactions in the statement of earnings are translated at the rate of exchange prevailing at the date of the transaction. Monetary assets and liabilities resulting from these transactions are translated at the rate of exchange in effect at the balance sheet date. Exchange gains or losses are included in earnings of the year.

m)	Exploration tax credits

Exploration tax credits are recorded as a reduction of exploration expenses or as a reduction of property, plant and equipment.

n)	Net earnings (loss) per share

Basic net earnings (loss) per share are the result of net earnings (loss) divided by the weighted average number of shares outstanding during the year. Diluted earnings per share are determined by taking into account the dilutive effect of arrangements to issue common shares as if they were exercised at the beginning of the year or at the grant date when the grant date occurs after the beginning of the year. The treasury-stock method is used to determine the dilutive effect of stock options. This method assumes that the proceeds from the exercise of stock options are used to redeem common shares at the average trade price during the year.

o)	Guarantees

A guarantee is a contract or an indemnification agreement that contingently requires the Company to make payments (either in cash, financial instruments, other assets, the issuance of shares or providing services) to the other party, following, i) changes to an interest rate, a foreign exchange rate, a stock price, the price of a commodity, an index, a fair value or another element that is related to an asset, a liability or an equity security of the other party, ii) a third party failure to perform under an obligation agreement or iii) the default by a third party to reimburse its debt when it becomes due. In management’s opinion, the Company does not have significant guarantees, other than those disclosed in note 6 c).

p)	Stock-based compensation

The Company uses the fair value method based on the Black-Scholes pricing model to record the compensation cost related to the issue of stock options to its employees, its directors and its officers over the vesting period with a corresponding credit to contributed surplus.

q)	Pension plan

The Company maintains a defined contribution plan covering all of its employees. The plan is funded by Company contributions based on a percentage of employee salaries. The Company does not offer any other post-retirement benefits to its employees.

r)	Use of estimates

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities and the reported amounts of related revenue and expenses. Significant areas requiring the use of management estimates relate to the useful life of assets for amortization and depletion purposes and for the evaluation of their residual value and net recoverable amount, the calculation of the asset retirement obligations, the calculation of stock-based compensation and mining and income taxes. Accordingly, actual results could differ from these estimates.

2.	Accounting changes

a)	2008 Accounting changes

Inventories

On January 1, 2008, in accordance with the applicable transitional dispositions, the Company adopted the Canadian Institute of Chartered Accountants (“CICA”) Handbook Sections 3031, “Inventories”, which replaces Section 3030 carrying the same title and harmonizes the Canadian standards related to inventories with International Financial Reporting Standards (“IFRS”). This Section provides changes to the measurement and more extensive guidance on the determination of cost, including allocation of overhead; it reduces the number of methods available to determine cost; it requires impairment testing; and it expands the disclosure requirements to increase transparency. The adoption of this standard did not have a significant impact neither on the consolidated financial statements nor on comparative data.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Years ended December 31, 2008, 2007 and 2006 (in thousands of Canadian dollars)

2.	Accounting changes (continued)

a)	2008 Accounting changes (continued)

Capital disclosures

On January 1, 2008, in accordance with the applicable transitional dispositions, the Company adopted Section 1535 of the CICA Handbook, “Capital disclosures”. This section establishes standards for disclosing information about a Company’s capital and how it is managed; i) qualitative information about the Company’s objectives, policies and processes for managing capital, ii) quantitative data about what the Company regards as capital, iii) the fact that the Company has complied with any externally capital requirements, and iv) if it has not complied, the consequences of such non-compliance. As a result of the adoption of this standard, note 16 has been added to consolidated financial statements. The adoption of this standard did not have a significant impact neither on the consolidated financial statements nor on comparative data.

Financial instruments – disclosures and presentation

On January 1, 2008, in accordance with the applicable transitional dispositions, the Company adopted two new CICA Handbook sections: Section 3862, “Financial instruments – disclosures” and Section 3863, “Financial instruments – presentation”. Together, these two sections replace Handbook Section 3861, “Financial instruments – disclosures and presentation”. These Sections require additional disclosure, particularly regarding the documentation of risks to which the Company is exposed and how it manages those risks. The results of the application of these new standards are included in note 17 and their application did not have a significant impact on the Company’s consolidated financial statements.

b)	2007 Accounting changes

On January 1, 2007, the Company adopted the Canadian Institute of Chartered Accountants (“CICA”) Handbook Sections 1530, “Comprehensive Income”, 3251, “Equity”, 3855, “Financial Instruments – Recognition and Measurement” and 3861, “Financial Instruments – Disclosure and Presentation”. These new Handbook Sections provide comprehensive requirements for the recognition, the measurement and the disclosure of financial instruments. Handbook Section 1530 establishes standards for reporting comprehensive income.

Comprehensive income is defined as the change in the Company’s net assets that results from transactions from sources other than the Company’s shareholders and includes items that would not normally be included in net earnings. Other comprehensive income refers to items recognized in comprehensive income but that are excluded from net earnings calculated in accordance with generally accepted accounting principles.

The adoption of sections 1530 and 3855 as at January 1st , 2007 had the impact of adjusting the opening balance of accumulated other comprehensive income by an amount of $323 to reflect the cumulative unrealized gains on available-for-sale investments at that date.

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

c)	Future accounting changes

International Financial Reporting Standards

In February 2008, the Accounting Standards Board (“AcSB”) announced that accounting standards in Canada are to converge with IFRS and that public companies will be required to present their financial statements, with comparative data, under these standards for fiscal years beginning on or after January 1st, 2011. IFRS will require the disclosure of additional information in the consolidated financial statements and, despite the similar conceptual framework of Canadian GAAP and IFRS, the Company will have to take into account the differences between accounting principles. The Company is currently evaluating the impact of these requirements on its consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Years ended December 31, 2008, 2007 and 2006 (in thousands of Canadian dollars)

3.	Acquisition

On December 16, 2008, the Company acquired 42,929,581 common shares of Patricia Mining Corp.’s, a development stage Company engaged in mining and exploration (“Patricia Mining”), (representing approximately 98.2% of Patricia Mining’s outstanding common shares), in exchange for CAN$0.15 in cash and 0.055 common share of Richmont for each common share of Patricia Mining. Patricia Mining’s principal activity is its 45% participation in the Island Gold Mine, the other 55% being held by the Company. Following this transaction, Richmont now wholly-owns Patricia Mining and 100% interest in Island Gold Mine. The purchase price has been determinated to be $11,372, including transaction costs, in exchange for a net cash consideration of $6,997 and 2,347,003 common shares valued at $4,375 or $1.86 per share. The value of the common shares issued by the Company has been determinated based on the average closure share price two days before and after the announced date of the acquisition agreement, on October 27, 2008. Richmont recorded this acquisition using the purchase method. Before the acquisition, the Company consolidated Island Gold Mine’s assets, liabilities, revenues and expenses in accordance with AcG-15 (note 1a)), Patricia Mining’s share being considered as minority interest. Following this transaction, on December 16, 2008, the advance to a minority partner which amounted to $1,742 and the $12,336 minority interest have been cancelled. The allocation of the purchase price based on the fair values of the assets acquired less the liabilities assumed by the Company is as follows:

$

Assets acquired
Cash and cash equivalents	13
Restricted cash	116
Accounts receivable	16
Inventories	448
Future tax asset	4,504
Future tax asset on mining taxes	1,236
Valuation of future tax asset	(5,740)
Property, plant and equipment	3,447
4,040

Liabilities assumed
Accounts payable	935
Asset retirement obligations	(40)
Long-term debt	1,950
2,845
Net value of assets acquired	1,195

Cancelled minority interest	12,336
Short-term investment already held in the Company	(417)
Cancelled due to Richmont Mines	(1,742)

Purchase price, including transaction costs	11,372

Shares issued by the Company	(4,375)
Cash and cash equivalents acquired	(13)
Net effect on cash	6,984

4.	Other revenue

Other revenue includes interest income on cash, variation on fair value on cash equivalents of $661 ($706 in 2007), gain on disposal of short-term investments, foreign exchange gain of $859 (foreign exchange loss of $74 in 2007 and $3 in 2006) and revenue from custom milling.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Years ended December 31, 2008, 2007 and 2006 (in thousands of Canadian dollars)

5.	Exploration and project evaluation

	2008	2007	2006
	$	$	$

Beaufor Mine	2,921	1,874	1,342
Island Gold Mine	2,293	505	264
Francoeur / Wasamac properties	184	142	200
Valentine Lake property	347	1,017	67
Camflo Northwest property	-	112	4
Golden Wonder property	4,202	665	-
Other properties	20	49	412
Project evaluation	373	124	583
	10,340	4,488	2,872
Exploration tax credits	(643)	(1,200)	(792)
Reversal of exploration tax credits recorded in 2007 a)	850	-	-
	10,547	3,288	2,080

a)

When the Company filed its 2007 income tax returns, the Company reduced its current taxes by using carried forward fiscal expenses instead of using exploration tax credit, as it planned and recorded in 2007.

6.	Asset retirement obligations

The Company’s production and exploration activities are subject to various federal and provincial laws and regulations governing the protection of the environment. These laws and regulations are continually changing and are generally becoming more restrictive. The Company conducts its operations so as to protect public health and the environment. The Company has therefore recorded the asset retirement obligations of its mining sites based on management’s best estimate of the future costs. Such estimates are, however, subject to change based on modifications to laws and regulations or as new information becomes available.

a)	Information used in the calculation of obligations

The following table sets forth the assumptions used in the calculation of the asset retirement obligations for the year ended December 31, 2008:

	Total amount of the estimated cash flow	Cash flow payment schedule	Credit-adjusted risk-free rate
	$		%

Beaufor Mine	391	2012	5.5
Camflo Mill	3,121	2012	5.5
Island Gold Mine	945	2013	5.5
Francoeur property	193	2012	5.5
	4,650

In 2008, cash payment schedules were revised from 2011 to 2012 for the Beaufor Mine, from 2010 to 2012 for the Camflo Mill and Francoeur property and from 2010 to 2013 for the Island Gold Mine.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Years ended December 31, 2008, 2007 and 2006 (in thousands of Canadian dollars)

6.	Asset retirement obligations (continued)

b)	Changes in obligations

The following table sets forth the evolution of the asset retirement obligations for the years ended December 31, 2008, 2007 and 2006:

	2008	2007	2006
	$	$	$

Balance, beginning of year	3,358	3,333	3,789
Accretion expense	182	178	214
Changes to estimated cash flow and payment schedules	1,164	-	39
Changes in liability related to the acquisition of Patricia Mining Corp.	(40)	-	-
Decrease related to the disposal of properties	-	(153)	(709)
Balance, end of year	4,664	3,358	3,333

c)	Letters of credit

As at December 31, 2008, a credit facility is available the Company in the amount of $3,000 for the issuance of letters of credit as guarantees for the settlement of asset retirement obligations. The credit facility has a fixed fee of 0.75%. The following table provides the allocation of these letters of credit issued as at December 31, 2008:

	2008	Date of
	$	renewal

Camflo Mill	1,332	July 20, 2009
Beaufor Mine	52	August 11, 2009
Francoeur property	54	August 12, 2009
Island Gold Mine	101	October 27, 2009
	1,539

As at December 31, 2007, the Company had guaranteed the restoration of its mining sites by the pledge of letters of credit amounting to $1,308.

As at December 31, 2007 and 2008, the Island Gold property has been pledged to the Ontario Ministry of Northern Development and Mines in the amount of $578.

7.	Gain (loss) on disposal of mining assets

The gain (loss) on disposal of mining assets includes the following items:

	2008	2007	2006
	$	$	$

East Amphi property a)	-	7,439	-
Nugget Pond property b)	-	-	3,224
Other mining equipment	(29)	627	11
	(29)	8,066	3,235

a)

The mining operation at the East Amphi Mine ceased at the end of June 2007, following the depletion of its reserves. Work required for the closure of mining activities was completed in August 2007. In 2007, the Company generated precious metal revenue from the milling of ore extracted until the end of June 2007 and assumed the closing costs.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Years ended December 31, 2008, 2007 and 2006 (in thousands of Canadian dollars)

7.	Gain (loss) on disposal of mining assets (continued)

On June 29, 2007, the Company concluded the sale of its East Amphi property in Quebec (including some service buildings, the rights, the mining concession and the exploration and drilling data) to Osisko Exploration Ltd. (“Osisko”) in exchange for a cash payment of $2,450 and a total of 1,109,000 common shares of Osisko valued at $6,086 of which all have been sold for a net amount of $6,139. The Company retains a net smelter return royalty of 2% on a specified portion of the future production of the East Amphi property and a similar royalty on future production of up to 300,000 ounces of gold on another portion of the property.

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

The income tax expense (recovery) attributable to earnings (loss) differs from the amounts computed by applying the combined federal and provincial income tax rate of 32.23% (33.39% in 2007 and 32.27% in 2006) to earnings (loss) before mining and income taxes as a result of the following:

	2008	2007	2006
	$	$	$

Earnings (loss) before mining and income taxes	4,107	7,941	(222)

Tax expense (recovery) at combined statutory rate	1,324	2,651	(72)
Increase (decrease) in mining and income taxes resulting from:
Resource allowance deduction	(204)	-	32
Deductible mining taxes	(601)	(558)	-
Change in the valuation allowance	(931)	(1,130)	(2,293)
Impact of the change in tax rates	98	80	625
Prior years future income taxes adjustment	123	(197)	(784)
Other	(288)	101	(125)
Income taxes	(479)	947	(2,617)
Large corporation tax	-	-	39
Mining duties	916	359	(108)
Total mining and income tax expense (recovery)	437	1,306	(2,686)

Mining and income tax expense (recovery) attributable to earnings consist of:

	2008	2007	2006
	$	$	$

Current tax	796	1,640	(885)
Future tax	(359)	(334)	(1,801)
	437	1,306	(2,686)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Years ended December 31, 2008, 2007 and 2006 (in thousands of Canadian dollars)

8.	Mining and income taxes (continued)

The tax effect of temporary differences, that give rise to significant portions of the future tax assets and future tax liabilities at December 31, 2008 and 2007, are presented below:

	2008	2007
	$	$

Long-term future tax asset:
Property, plant and equipment	7,348	4,283
Asset retirement obligations	1,311	1,066
Harmonization of Ontario’s fiscal credits	982	-
Share issue costs	329	494
Losses carried forward	1,273	821
Deductible future mining taxes	239	353
Future tax asset	11,482	7,017
Less valuation allowance	(11,332)	(6,522)
	150	495

Long-term future tax liability:
Property, plant and equipment	(1,236)	(1,941)
Net long-term future tax liability	(1,086)	(1,446)

As presented on consolidated balance sheets:
Future mining and income tax asset	-	-
Future mining and income tax liability	(1,086)	(1,446)
	(1,086)	(1,446)

Non-refundable provincial tax credits of $4,583 and non-refundable federal tax credits of $3,207, which may be used within the next ten to twenty years to reduce income taxes otherwise payable, have not been accounted for by the Company.

At December 31, 2008, the Company has net operating federal, Quebec and Ontario losses carry forwards of approximately $3,797, $3,606 and $1,878 respectively, which expire at various dates through 2028.

9.	Inventories

	2008	2007
	$	$

Precious metals	2,157	210
Ore	1,846	3,663
Supplies	2,009	1,565
	6,012	5,438

There was no write-down of inventories recognized as an expense and no reversal of write-down during the year ended December 31, 2008.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Years ended December 31, 2008, 2007 and 2006 (in thousands of Canadian dollars)

10.	Property, plant and equipment

			2008			2007
	Cost	Accumulated depreciation and depletion	Net book value	Cost	Accumulated depreciation and depletion	Net book value
	$	$	$	$	$	$

Mine sites
Mining properties	1,564	860	704	1,442	818	624
Development costs a)	42,859	10,936	31,923	42,033	6,965	35 068
Buildings	5,955	2,131	3,824	4,766	1,707	3,059
Equipment	12,518	3,959	8,559	8,426	3,604	4,822
Asset retirement costs	2,493	651	1,842	1,930	1,207	723
	65,389	18,537	46,852	58,597	14,301	44,296

Corporate office
Buildings and leasehold improvements	1,476	550	926	986	516	470
Equipment and rolling stock	736	475	261	618	374	244
	2,212	1,025	1,187	1,604	890	714
Total	67,601	19,562	48,039	60,201	15,191	45,010

a)

In 2008, the development costs had increased by $350 following the cancellation of exploration tax credits which had been applied against these costs in 2007. A distribution of $742 from a minority partner was applied as a reduction of development costs in 2008 and proceeds from precious metal sales from development activities of the Island Gold Property of $16,775 were applied as a reduction of development costs in 2007.

During the year ended December 31, 2008, the Beaufor Mine’s average depreciation rate was $41 per ounce sold ($122 in 2007 and $48 in 2006), the Island Gold Mine’s average depreciation rate was $100 per ounce sold ($105 for the three-month period ended December 31, 2007) while that of East Amphi Mine’s settled at $64 per ounce sold in 2007 ($79 in 2006). Camflo Mill has an average depreciation rate of $1.25 per processed tonnes for the year ended December 31, 2008 ($2.67 in 2007 and $0.87 in 2006).

As at October 1, 2007, the Island Gold Project entered into commercial production. All project under development costs, which totalled $37,177 at that date, were transferred to the applicable categories of property, plant and equipment.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Years ended December 31, 2008, 2007 and 2006 (in thousands of Canadian dollars)

11.	Capital stock

Authorized: Unlimited number of common shares with no par value

	Number	2008	Number	2007	Number	2006
	of shares	Amount	of shares	Amount	of shares	Amount
	(thousands)	$	(thousands)	$	(thousands)	$

Issued and paid:
Common shares
Balance, beginning of year	24,053	61,016	24,180	61,340	20,994	50,600
Issue of shares related to
Patricia Mining’s acquisition (note 3)	2,347	4,375	-	-	-	-
Issue of shares for cash a)
Common	-	-	-	-	3,100	15,190
Exercise of stock options	9	34	102	257	143	409
Common share issue costs a)	-	-	-	-	-	(1,413)
Renouncement of tax deductions b)	-	-	-	-	-	(3,300)
Redemption of shares c)	(296)	(753)	(229)	(581)	(57)	(146)
Balance, end of year	26,113	64,672	24,053	61,016	24,180	61,340

a)	Issue of shares

In 2008, the Company issued 9,000 common shares following the exercise of stock options and received cash proceeds in the amount of $25. Contributed surplus was reduced by $9 which represents the fair value of the exercised stock options.

In 2007, the Company issued 102,000 common shares following the exercise of stock options and received cash proceeds in the amount of $183. Contributed surplus was reduced by $74 which represents the fair value of the exercised stock options.

In 2006, the Company issued 143,300 common shares following the exercise of stock options and received cash proceeds in the amount of $334. Contributed surplus was reduced by $75 which represents the fair value of the exercised stock options.

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

In December 2008, the Company made a normal course issuer bid to purchase its outstanding common shares. The Company may purchase between December 5, 2008 and December 4, 2009, up to 1,188,000 common shares, representing approximately 5% of the 23,776,653 common shares of the Company issued and outstanding on November 21, 2008.

In 2008, the Company redeemed and cancelled 296,200 common shares for $768 in cash. This transaction increased the deficit by $84 and increased the contributed surplus by $69.

In 2007, the Company redeemed and cancelled 229,000 common shares for $658 in cash. This transaction increased the deficit by $77.

In 2006, the Company redeemed and cancelled 57,500 common shares for $171 in cash. This transaction increased the deficit by $25.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Years ended December 31, 2008, 2007 and 2006 (in thousands of Canadian dollars)

11.	Capital stock (continued)

d)	Stock Option Purchase Plan

The Company has a Stock Option Purchase Plan under which options to acquire common shares may be granted to its directors, officers, employees and non-employees. According to this plan, established in 1995 and amended in 1997, 2002, 2003 and 2007, the Company may grant options for up to 4,444,400 common shares. The exercise price of each option is the market price of the Company’s stock on the date of grant and the maximum term of the options granted is 10 years. The options are vested to 20% at the date of grant and vesting cumulatively thereafter at every anniversary date for a total length of four years.

A summary of the status, in 2008 and 2007, of the Company’s Stock Option Purchase Plan, and changes during the years then ended, is presented below:

		2008		2007
	Number	Weighted	Number	Weighted
	of options	average	of options	average
	(thousands)	exercise price	(thousands)	exercise price
		$		$

Options outstanding, beginning of year	2,023	4.22	2,118	4.50
Granted	445	2.19	620	3.00
Exercised	(9)	2.74	(102)	1.80
Cancelled	(126)	3.92	(133)	4.76
Expired	(25)	5.16	(480)	4.26
Options outstanding, end of year	2,308	3.84	2,023	4.22
Exercisable options, end of year	1,339	4.43	1,020	4.82

The following table summarizes information about the Stock Option Purchase Plan at December 31, 2008:

Exercise price	Options outstanding at December 31, 2008			Exercisable options at December 31, 2008

	Number of options (thousands)	Weighted average remaining contractual life (years)	Weighted average exercise price $	Number of options (thousands)	Weighted average exercise price $

$1.80 to $1.95	310	4.9	1.82	62	1.82
$2.74 to $3.20	920	3.5	2.98	394	2.96
$4.04 to $4.39	313	2.2	4.19	197	4.20
$4.97 to $6.60	765	1.2	5.54	686	5.58
	2,308	2.8	3.84	1,339	4.43

During 2008, the Company granted 445,000 stock options (620,000 in 2007) to senior executives and management. The weighted average fair value of these stock options at the grant date, calculated using the Black- Scholes option pricing model, is $0.76 ($1.06 in 2007 and $1.42 in 2006).

The compensation costs were calculated using the Black-Scholes option pricing model with the following assumptions:

	2008	2007	2006

Risk-free interest rate	3.2%	4.0%	4.0%
Expected life	4 years	4 years	4 years
Expected volatility	39%	38%	43%
Expected dividend yield	0.0%	0.0%	0.0%

In 2008, the stock-based compensation costs charged to earnings amount to $526 ($575 in 2007 and $393 in 2006). The contributed surplus was increased by the same amounts.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Years ended December 31, 2008, 2007 and 2006 (in thousands of Canadian dollars)

12.	Contributed surplus

	2008	2007
	$	$

Balance, beginning of year	5,092	4,591

Stock-based compensation	526	575
Options exercised	(9)	(74)
Redemption of shares	69	-
Balance, end of year	5,678	5,092

13.	Consolidated statements of cash flow

	2008	2007	2006
	$	$	$

Change in non-cash working capital items

Accounts receivable	151	205	(364)
Mining and income taxes receivable (payable)	1,152	588	3,272
Inventories	(126)	(45)	(2,025)
Accounts payable and accrued charges	1,194	1,055	44
	2,371	1,803	927

Supplemental information
Cash received (paid) during the year:
Interest	1,188	1,450	982
Mining and income taxes	(372)	303	4,892
Items not affecting cash and cash equivalents:
Distribution presented as a reduction of the advance to a minority partner	904	-	-
Distribution presented as a reduction of contribution from a minority partner	90	-	-
Distribution presented as a reduction of accounts receivable	129	-	-
Advances to a minority partner presented as an increase to minority interest	-	-	4,121
Asset retirement obligation transferred to accounts payable and accrued charges	-	129	-
Common shares of public company received as consideration from disposal of mining assets (note 7)	-	6,086	300
Accounts payable and accrued charges related to development projects an other property, plant and equipment	255	477	2,533

14.	Pension plan

The Company contributes a percentage of its Canadian payroll expense to a defined contribution plan. The expense in 2008 was $357 ($289 in 2007 and $162 in 2006).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Years ended December 31, 2008, 2007 and 2006 (in thousands of Canadian dollars)

15.	Commitments

The Company is subject to pay royalties on 50% of the production of the Beaufor Mine at the rate of $30 per ounce produced, a 3% royalty per ounce produced at the Island Gold Mine, and on other properties if such other properties are brought into commercial production.

On February 11, 2009, the Company entered into an agreement with Mountain Lake Resources Inc. (“Mountain Lake”) in which it granted Mountain Lake an option to purchase Richmont’s 70% interest in the Valentine Lake Property located in Central Newfoundland. Mountain Lake currently owns a 30% interest in the Property. Mountain Lake has agreed to pay an option fee to Richmont of 2,500,000 common shares of Mountain Lake at a deemed value of $625, or $0.25 per share.

Mountain Lake may exercise the option over a five-year period by making option payments to Richmont for an additional $3,000 and by incurring $1,000 in exploration and development expenditures on the Property within that timeframe. The option payments may be in cash, or 50% in cash and 50% in Mountain Lake common shares, at the sole election of Mountain Lake. The option payments can be made in instalments by the second, third, and fourth years of the five-year period. Moreover, $500 of the exploration and development expenditures must be incurred by the end of the second year and the remaining $500 must be incurred by the end of the fifth year.

16.	Capital disclosures

The Company’s objectives when managing its capital are to safeguard the Company’s ability to continue as a going concern in order to support ongoing exploration programs and the development of its mining assets, to provide sufficient working capital to meet its ongoing obligations and to pursue potential investments.

In the management of capital, the Company includes the components of shareholders’ equity, less cash and cash equivalents as well as short-term investments.

The Company manages its capital structure and makes adjustments to it in accordance with the aforementioned objectives, as well as in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust its capital structure, the Company may purchase some of its shares for cancellation pursuant to normal course issuer bids, issue new shares, issue new debt, acquire or dispose of assets or adjust the amount of cash and cash equivalents and short-term investments. The Company is not subject to externally imposed capital requirements. The Company’s management of capital remained unchanged since the previous year.

17.	Financial instruments and risk management

a)	Fair value of financial instruments

The Company has classified its cash and cash equivalents and restricted cash as assets held-for-trading, its short- term investments as available-for-sale financial assets, its accounts receivable and the advance to a minority partner as loans and receivables, and its accounts payable and accrued charges as other financial liabilities as defined by the CICA Handbook Section 3855, Financial Instruments – Recognition and Measurement.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Years ended December 31, 2008, 2007 and 2006 (in thousands of Canadian dollars)

17.	Financial instruments and risk management (continued)

a)	Fair value of financial instruments (continued)

The following table presents the carrying amounts and fair values of each financial instruments category:

	December 31, 2008		December 31, 2007
	Book	Fair	Book	Fair
	value	value	value	value
	$	$	$	$

Held-for-trading financial assets
Cash and cash equivalents a)	26,021	26,021	27,291	27,291
Restricted cash a)	116	116	-	-
	26,137	26,137	27,291	27,291

Available-for-sale financial assets
Short-term investments b)	121	121	1,826	1,826

Loans and receivables
Accounts receivable a)	183	183	2,138	2,138
Advance to a minority partner c)	-	-	1,875	1,875
	183	183	4,013	4,013

Other financial liabilities
Accounts payable and accrued charges a)	6,912	6,912	5,005	5,005

a)

The Company owns and assumes financial assets and liabilities such as cash and cash equivalents, restricted cash, accounts receivable, as well as accounts payable and accrued charges. The fair value of these financial assets and liabilities approximates their book value as these items will be realized or paid in the short term.

b)

The fair value of short-term investments in publicly-traded companies is the bid price and for the options issued by publicly-traded companies, the fair value is calculated using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 2.24% (3.78% in 2007), expected life of 4 months and 7 months (14 months and 19 months in 2007), expected volatility of 100% (100% in 2007) and no expected dividend yield.

c)	In 2007, the fair value of the advance to a minority partner approximates its book value as it bears interest at a variable rate.

The fair value variation on cash equivalents is $661 ($706 in 2007 and $403 in 2006) and interest income from the advance to a minority partner is $245 ($411 in 2007 and $311 in 2006).

b)	Market risk

The Company is exposed to gold price fluctuations and to fluctuations of the US dollar compared to the Canadian dollar. The Company manages its exposure to these risks through the occasional use of derivative financial instruments and gold commodity contracts. The Company is also exposed to share price fluctuations of the shares that it holds in short-term investments and to fluctuations of interest rates for its cash equivalents. The risks and the management of those risks were unchanged compared to previous years.

The Board of Directors approves all policies concerning the use of derivative financial instruments and gold sales contracts. The Company holds no financial instrument or derivative financial instrument for trading or speculative purposes.

Foreign exchange risk

The price of gold is established in US dollars; to manage its exposure due to the fluctuation of the US dollar, the Company can occasionally enter into various types of foreign exchange contracts. During the years 2008, 2007 and 2006, the Company did not enter into any forward exchange contracts.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Years ended December 31, 2008, 2007 and 2006 (in thousands of Canadian dollars)

17.	Financial instruments and risk management (continued)

The risk which the Company was exposed as at December 31, 2008 is established as:

	December 31,	December 31,
	2008	2007
	US$	US$

Cash and cash equivalents	217	3,604
Accounts receivable	-	-
Accounts payable and accrued charges	28	-

Based on the above net exposures as at December 31, 2008, and assuming that all other variables remain constant, a 10% variation of the Canadian dollar against US dollar would result in a variation of $19 of the foreign exchange gain related to cash in US dollars.

Commodity price risk

For its gold production, the Company can reduce its risk of a decrease in the price of gold through the occasional use of forward sales contracts and put and call options. The risk of gold price is the same as the previous years. In 2008, 2007 and 2006, the Company did not enter into hedging contracts for its gold production.

Interest rate risk

The cash equivalents carry interest and therefore, the Company is exposed to a variation of their interest rate at their renewal. Based on the exposures as at December 31, 2008, and assuming that all other variables remain constant, an increase or decrease of 25 basis point of the interest rate would result in an increase or decrease of $46 in net earnings.

c)	Credit risk

Financial instruments that expose the Company to market risk and concentration of credit risk consist primarily of cash and cash equivalents and accounts receivable. The Company invests its cash and cash equivalents in high-quality securities issued by government agencies, financial institutions and major corporations, and limits the amount of credit exposure by diversifying its holdings. At December 31, 2008, 56% of the Company’s cash and cash equivalents are held through two financial institutions.

The following table presents the composition of cash and cash equivalents:

	2008	2007	2006
	$	$	$

Cash	7,722	6,942	6,714
Cash equivalents a)	18,299	20,349	9,412
	26,021	27,291	16,126

a)	Cash equivalents are composed of investments that will mature in January, February and March 2009 with effective rate varying from 1.55% to 3.10%.

The Company is exposed to credit risk in the event of non-performance by counterparties in connection with, when applicable, its currency and gold forward option contracts and its hedging. The Company does not obtain any security to support financial instruments subject to credit risk but mitigates this risk by dealing only with a diverse group of financially sound counterparties and, accordingly, does not anticipate any loss for non-performance. The credit risk and its management are the same as those of the previous years.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Years ended December 31, 2008, 2007 and 2006 (in thousands of Canadian dollars)

17.	Financial instruments and risk management (continued)

d)	Liquidity risk

The management of liquidity risk aims to hold enough cash and cash equivalents in order to make sure that the Company has necessary funds to meet its obligations.

Accounts payable and accrued charges are due in the next financial year.

18.	Segmented information

The Company operates gold mines at different sites in Quebec and Ontario. These operating sites are managed separately given their different locations. The Company assesses the performance of each segment based on earnings (loss) before other items. Accounting policies for each segment are the same as those used for the preparation of the consolidated financial statements.

2008			Exploration,
			corporate
	Quebec	Ontario	and others	Total
	$	$	$	$

Revenue	33,452	35,183	1,956	70,591
Mine operating costs and others	20,327	26,771	3,123	50,221
Exploration and project evaluation	2,821	2,313	5,413	10,547
Depreciation and depletion	1,589	3,794	304	5,687
Gain (loss) on disposal of mining assets	8	23	(2)	29
Earnings (loss) before other items	8,707	2,282	(6,882)	4,107
Acquisition of property, plant and equipment	613	6,120	763	7,496

Current assets	10,260	4,067	20,515	34,842
Property, plant and equipment	5,137	40,644	2,258	48,039
Total assets	15,397	44,711	22,773	82,881

2007			Exploration,
			corporate
	Quebec	Ontario	and others	Total
	$	$	$	$

Revenue	30,363	5,743	1,965	38,071
Mine operating costs and others	21,290	4,912	3,078	29,280
Exploration and project evaluation	1,578	506	1,204	3,288
Depreciation and depletion	4,683	763	182	5,628
Gain on disposal of mining assets	(8,044)	-	(22)	(8,066)
Earnings (loss) before other items	10,856	(438)	(2,477)	7,941
Acquisition (sale) of property, plant and equipment	(908)	2,308	1,237	2,637

Current assets	5,741	2,341	31,009	39,091
Advance to a minority partner	-	-	1,875	1,875
Property, plant and equipment	4,969	38,242	1,799	45,010
Total assets	10,710	40,583	34,683	85,976

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Years ended December 31, 2008, 2007 and 2006 (in thousands of Canadian dollars)

18.	Segmented information (continued)

2006			Exploration,
			corporate
	Quebec	Ontario	and others	Total
	$	$	$	$

Revenue	31,449	73	1,367	32,889
Mine operating costs and others	28,374	38	2,708	31,120
Exploration and project evaluation	1,528	272	280	2,080
Depreciation and depletion	3,050	-	96	3,146
Gain on disposal of mining assets	-	-	(3,235)	(3,235)
Earnings (loss) before other items	(1,503)	(237)	1,518	(222)
Acquisition of property, plant and equipment	2,026	23,391	377	25,794

Current assets	6,633	2,058	18,376	27,067
Advance to a minority partner	-	-	3,375	3,375
Property, plant and equipment	10,560	36,697	744	48,001
Future mining and income taxes	55	-	-	55
Total assets	17,248	38,755	22,495	78,498

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Years ended December 31, 2008, 2007 and 2006 (in thousands of Canadian dollars)

19.	Effect of applying United States generally accepted accounting principles

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). Had these consolidated financial statements been prepared in accordance with United States generally accepted accounting principles (US GAAP), the effect on net earnings (loss), property, plant and equipment, minority interest, accumulated other comprehensive income, shareholders’ equity and on consolidated statements of cash flow would have been as follows:

	2008	2007	2006
	$	$	$

Net earnings reported under Canadian GAAP	1,635	6,671	3,194

Add (deduct):
Difference in accounting related to investments a)	(1)	(412)	(394)
Difference in accounting related to stock-based compensation b)	58	57	-
Exploration and development costs related to mining properties c)	393	(509)	(20,593)
Depreciation and depletion d)	2,712	75	(405)
Minority interest e)	(1,221)	353	9,204
Flow-through shares f)	-	-	(2,070)
Net earnings (loss) reported under US GAAP	3,576	6,235	(11,064)

Net earnings (loss) per share reported under US GAAP
Basic and diluted	0.15	0.26	(0.48)

Property, plant and equipment reported under Canadian GAAP	48,039	45,010	48,001
Exploration and development costs related to mining properties c)	(30,865)	(31,258)	(30,749)
Company acquisition	9,645	-	-
Cumulative depreciation and depletion d)	1,280	(1,432)	(1,507)
Property, plant and equipment reported under US GAAP	28,099	12,320	15,745

Minority interest under Canadian GAAP	2,024	14,238	12,745
Minority interest e)	-	(10,866)	(10,513)
Minority interest under US GAAP	2,024	3,372	2,232
Accumulated other comprehensive income under Canadian GAAP	(236)	352	-
Difference in accounting related to investments a)	90	88	-

Accumulated other comprehensive income under US GAAP	(146)	440	-

Shareholders’ equity reported under Canadian GAAP	67,018	61,813	54,690
Difference in accounting related to exploration costs c)	(30,865)	(31,258)	(30,749)
Depreciation and depletion d)	1,280	(1,432)	(1,507)
Difference in accounting related to investments a)	-	-	323
Difference in accounting related to share of a minority partner e)	9,645	10,866	10,513
Shareholders’ equity reported under US GAAP	47,078	39,989	33,270

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Years ended December 31, 2008, 2007 and 2006 (in thousands of Canadian dollars)

19.	Effect of applying United States generally accepted accounting principles (continued)

	2008	2007	2006
	$	$	$

Cash flow from operating activities under Canadian GAAP	12,117	5,999	1,648
Exploration and development costs related to mining properties c)	393	(509)	(20,593)
Flow-through shares f)	-	-	(2,070)
Cash flow from (used in) operating activities under US GAAP	12,510	5,490	(21,015)
Cash flow from (used in) investing activities under Canadian GAAP	(10,647)	4,201	(20,306)
Exploration and development costs related to mining properties c)	(393)	509	20,593
Cash flow from (used in) investing activities under US GAAP	(11,040)	4,710	287
Cash flow from (used in) financing activities under Canadian GAAP	(2,740)	965	20,105
Flow-through shares f)	-	-	2,070
Cash flow from (used in) financing activities under US GAAP	(2,740)	965	22,175

a)

Short-term investments acquired before December 31, 2006 were classified as held-for-trading and were recorded at fair value and changes in value were accounted for in earnings under SFAS-115. Following the adoption of Section 3855 of the CICA Handbook, on January 1, 2007, the Company classified the short-term investments acquired in 2007 and 2008 as available-for-sale. These investments must be recorded at fair value and changes to their value must be included in other comprehensive income.

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

d)

Depreciation calculated under US GAAP is different than the amount calculated under Canadian GAAP as buildings and equipment relating to mining properties, which commercial viability has yet to be determined, are depreciated using the straight-line method based on their anticipated useful life. Under Canadian GAAP, this expense is capitalized. Following the start of commercial production, capitalized development costs are depreciated according to the units-of-production method, using proven and probable reserves.

e)	Amounts represent the impact on the share of a minority interest to the adjustments described in c) and d) related to expenses attributable to the Island Gold project.

f)

Under US GAAP, the premium paid on flow-through shares issued must be recognized as a liability when these shares are issued; under GAAP in Canada, the tax effect of the renouncement of the deductibility of exploration expenses by the Company is deducted from shareholders’ equity on the date of such renouncement.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Years ended December 31, 2008, 2007 and 2006 (in thousands of Canadian dollars)

19.	Effect of applying United States generally accepted accounting principles (continued)

New Accounting Pronouncement

In September 2006, the FASB issued FAS Statement No 157, “Fair Value Measurements” (“FAS 157”). FAS 157 provides guidance on how to use fair values to measure assets and liabilities and applies whenever other standards require or permit assets or liabilities to be measured at fair value. Expanded disclosures about the use of fair value to measure assets and liabilities are also required. The adoption of FAS 157, on January 1, 2008, had no material impact on the consolidated financial statements of the Company.

In February 2007, the FASB issued FAS No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities” (“FAS 159”). This Statement permits entities to choose to evaluate many financial instruments and certain other items at fair value. The provisions of FAS 159 were adopted January 1, 2008. The Company did not elect the Fair Value Option for any additional items.

Recent Accounting Pronouncements

In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations” (“FAS 141R”), which replaces FAS 141 and SFAS no. 160, “Non-controlling Interest in Consolidated Financial Statements”, an amendment of ARB No. 51 (“FAS 160”). FAS 141R establishes principles and requirements for how an acquirer in a business combination recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any controlling interest; recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. FAS 160 requires retroactive adoption of the presentation and disclosure requirements for existing minority interests. FAS 141R and FAS 160 shall be applied prospectively on or after an entity’s fiscal year that begins on or after December 15, 2008. The Company is currently assessing the impact that FAS 141R and FAS 160 will have on its consolidated financial statements.

In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles,” which identifies the sources of accounting principles and provides entities with a framework for selecting the principles used in preparation of financial statements that are presented in conformity with GAAP. SFAS No. 162 will become effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board amendments to AU Section 411, “The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles”. The adoption of SFAS No. 162 is not expected to have a material impact on our consolidated financial statements.

In March 2008, the FASB issued SFAS No. 161 “Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133 (“SFAS No. 161”),” to enhance the current disclosure framework in SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities, as amended.” SFAS No. 161 amends and expands the disclosures required by SFAS No. 133 so that they provide an enhanced understanding of i) how and why an entity uses derivative instruments, ii) how derivative instruments and related hedged items are accounted for under SFAS No. 133 and its related interpretations, and iii) how derivative instruments affect an entity’s financial position, financial performance, and cash flows. SFAS No. 161 is effective for both interim and annual reporting periods beginning after November 15, 2008. We are currently evaluating the potential impact of this statement on our consolidated financial statements and at this time we do not anticipate a material effect.

20.	Comparative figures

Certain comparative figures provided for fiscal years 2007 and 2006 have been reclassified to conform with the presentation adopted for the fiscal year ended December 31, 2008.

