Form 20-F
period 2009-12-31
RICHMONT MINES INC
filed 2010-05-06
CIK 1023996

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

     [ XXX ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009

OR

[   ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ________ to ________

OR

[   ] SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report ________

Commission file number 001-14598

RICHMONT MINES INC.
(Exact name of Registrant as specified in its charter)

     Quebec, Canada
(Jurisdiction of incorporation or organization)

161, Avenue Principale, Rouyn-Noranda, Quebec, Canada J9X 4P6
(Address of principal executive offices)

     Martin Rivard
Telephone: 819-797-2465
Facsimile: 819-797-0166
161, Avenue Principale, Rouyn-Noranda, Quebec, Canada J9X 4P6
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered pursuant to Section 12(b) of the Act:

Title of each Class	Name of each Exchange on which Registered

Common Stock, no par value	The Toronto Stock Exchange and the NYSE Amex

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: As of December 31, 2009: 26,103,656.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

     Yes [   ]  No [ X ]

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes [   ]  No [ X ]

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

Yes [ X ]  No [   ]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes [   ]  No [ X ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer [ ]	Accelerated Filer [ X ]	Non-Accelerated Filer [ ]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing.

US GAAP [ ]	International Financial Reporting Standards as issued by [ ]	Other [ X ]
the International Accounting Standards Board

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 [ X ]  Item 18 [   ]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes [   ]  No [ X ]

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

The selected financial data of Richmont Mines Inc. (consolidated with its wholly-owned subsidiaries, Camflo Mill Inc. and Patricia Mining Corporation (“Patricia Mining”), its majority-owned subsidiary, Louvem Mines Inc. (“Louvem”), and its 100% interest in the Island Gold Mine, “Richmont Mines,” “Richmont” or the “Company”) set forth below has been derived from the consolidated financial statements of the Company which have been audited by Raymond Chabot Grant Thornton LLP, Chartered Accountants, as indicated in their Independent Registered Public Accounting Firm’s report as at December 31, 2009, 2008 and 2007 and which are included elsewhere in this Annual Report.

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

The information contained in this Annual Report on Form 20-F is current as at December 31, 2009, except where a different date is specified.

The Company has not declared or paid any dividends on its capital stock during the past five years.

Selected Financial Data
(Canadian GAAP)
(in thousands of Canadian dollars except per share and share data)
	2009	2008	2007	2006	2005

Total revenues	71,884	70,591	38,071	32,889	21,353

Net earnings (loss)	336	1,635	6,671	3,194	(27,480)

Net earnings (loss) per share
Basic	$0.01	$0.07	$0.28	$0.14	$(1.54)
Diluted	$0.01	$0.07	$0.28	$0.14	$(1.54)

Total assets	85,230	82,881	85,976	78,498	54,226

Long-term debt	-	-	-	-	-

Working capital	24,936	26,753	33,970	21,171	21,877

Shareholders’ equity

Total	67,975	67,018	61,813	54,690	40,464

Capital stock	64,675	64,672	61,016	61,340	50,600

Number of outstanding common shares at year end (000’s)	26,104	26,113	24,053	24,180	20,994

Selected Financial Data
(U.S. GAAP Reconciliation)
(in thousands of Canadian dollars except per share and share data)
	2009	2008	2007	2006	2005
					(restated)

Net income (loss)	1,579	3,576	6,235	(11,064)	(31,042)

Net earnings (loss) per share
Basic	$0.06	$0.15	$0.26	$(0.48)	$(1.74)
Diluted	$0.06	$0.15	$0.26	$(0.48)	$(1.74)

Weighted average number of common shares outstanding (000’s)	26,108	24,047	24,159	22,904	17,838

Shareholders’ equity	49,327	47,168	40,077	33,270	30,001

Total assets	56,843	62,941	53,286	46,242	42,968

Restatement

During 2006, the Company reviewed the classification of its East Amphi and Island Gold mining projects. These projects, which were improperly considered as development stage, were reclassified as exploration stage and the capitalized costs related to these projects were charged to earnings under United States GAAP. Accordingly, the Company increased its net loss by $3,585,656 in 2005 compared to the previously published results. The net loss per share was increased by $0.20 in 2005. Shareholders’ equity as at January 1, 2005 was decreased by $6,238,184.

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

U.S. Dollar/Canadian Dollar Exchange Rates

Year ended December 31	Average
2005	1.21
2006	1.13
2007	1.07
2008	1.07
2009	1.14

The following table sets forth the high and low exchange rate for the past six months. As of April 27, 2010, the exchange rate was 1.0173.

U.S. Dollar/Canadian Dollar Exchange Rates

Month	High	Low
November 2009	1.0427	1.0830
December 2009	1.0366	1.0748
January 2010	1.0225	1.0695
February 2010	1.0371	1.0772
March 2010	1.0062	1.0560
April 1st to April 27th, 2010	0.9948	1.0205

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

Mining Risks

Because it holds interests in several mines, the Company is subject to risks and hazards inherent to the mining industry, including:

  fluctuations in commodity prices;

  costs of constructing and operating a mine as well as processing and refining facilities in a specific environment;

  availability of economical sources of energy and an adequate supply of water;

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

The occurrence of any of these factors could materially and adversely affect a project and as a result materially and adversely affect the Company’s business, financial condition, results of operations and cash flow. These occurrences could result in damage to, or destruction of, mineral properties or production facilities, personal injury or death, environmental damage, delays in mining, monetary losses and possible legal liability. These factors may cause a mineral deposit that has been mined profitably in the past to become unprofitable. Also, it is not unusual in new mining operations to experience unexpected problems during the start-up phase, and delays can often occur in the commencement of production. No assurance can be given that current exploration programs will result in any commercial mining operation.

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

Failure to Achieve Production Estimates

The ore reserves presented in this Annual Report are in large part estimates, and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized. There are numerous uncertainties inherent in estimating proven and probable reserves including many factors beyond the Company’s control. The estimation of reserves is a complex and subjective process and the accuracy of any such estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation. Reserve estimates may require revision based on various factors such as actual production experience, exploration results, market price fluctuations of gold, results of drilling, metallurgical testing, production costs or recovery rates. These factors may render the proven and probable reserves unprofitable to develop at a particular property or for a specific mine. Any material reduction in estimates of the Company’s reserves or its ability to extract these reserves could have a material adverse effect on its future cash flow, results of operations and financial condition.

Also, the grade of ore mined may differ from that indicated by drilling results, and this variation may have an adverse impact on production results. In addition, the reliability of estimates of future production might also be affected by factors such as weather, strikes and environmental occurrences.

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

Additional Reserves for Gold Production

Because mines have limited lives based on the production of proven and probable reserves, the Company must continually perform exploration and development to replace and expand its reserves as they are depleted. The Company’s ability to maintain or increase its annual production of gold will be dependent in significant part on its ability to bring certain projects into production and to expand existing operations. There are a number of uncertainties inherent in any exploration program relating to, amongst other things, the location of economic mineral reserves, the development of appropriate metallurgical processes, the receipt of necessary governmental permits and the construction of mining and processing facilities and the appropriate financing thereof. Accordingly, no assurance can be given that the Company’s exploration programs will yield new mineral reserves to replace mined reserves and to expand current mineral reserves.

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

Fluctuations in Gold Prices and Currencies (see “Information on the Company – Gold Marketing and Sales”)

The profitability of the Company is directly related to the market price of gold. Gold prices fluctuate considerably and are affected by numerous factors beyond the Company’s control, such as industrial and jewellery demand, inflation and expectations with respect to the rate of inflation, the strength of the U.S. dollar and of other currencies, interest rates, gold sales by central banks, forward sales by producers, production and cost levels, changes in investment trends and international monetary systems and the effect of changes in the supply and demand for gold on public and private markets. The gold market is characterized by significant above-ground reserves which can dramatically affect the price should a portion of these reserves be brought to market. Gold price is sometimes subject to rapid short-term changes because of speculative activities. If gold prices were to decline significantly or for an extended period of time, the Company might be unable to continue its operations, develop its properties or fulfill its obligations under its agreements with its partners or under its permits and licenses. As a result, the Company might lose its interest in, or be forced to sell, some of its properties.

The following table sets out the annual average gold price (London PM fix) in U.S. and CAN dollars over the past five years:

	(US$)	Exchange rate	(CAN$)

2005	444	1.21	537
2006	604	1.13	683
2007	695	1.07	744
2008	872	1.07	933
2009	972	1.14	1,108

When calculating its Mineral Reserve estimates, the estimated price of gold used by the Company was CAN$800 per ounce in 2009 for its Francoeur Project and CAN$850 per ounce in 2009 for its other mines. In the event of a sustained, significant drop in gold price, the Company may be required to re-evaluate its assets, resulting in reduced estimates of reserves and in material write-downs of the Company’s investment in mining properties and increased amortization, reclamation and closure charges.

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

Title to Properties

While the Company has verified title to its properties according to customary industry standards for the stage of development of such properties, the procedures undertaken do not guarantee the Company’s title. Properties may be subject to prior registered and unregistered agreements, transfers or aboriginal land claims, and title may be affected by undetected defects. In addition, transfers of title to certain properties of the Company are in the process of being completed. There may be valid challenges to the title of the Company’s properties which, if successful, could impair development and/or operations. Moreover, where the Company’s interest in a property is less than 100%, the Company’s entitlement to, and obligations in respect of, the property are subject to the terms of the agreement relating to that property, which in certain circumstances may be the subject of differing interpretations between the parties to that agreement.

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

The Company believes that it is in material compliance with all current laws and regulations material to its activities. However, new or expanded environmental regulations, if adopted, or more stringent enforcement of existing laws and regulations, could affect the Company’s projects or otherwise have a material adverse effect on its operations. As a result, expenditures on any and all projects, actual production quantities and rates and cash operating costs, among other things, may be materially and adversely affected and may differ materially from anticipated expenditures, production quantities and rates, and costs, and estimated production dates may be delayed materially, in each case. Any such event would materially and adversely affect the Company’s business, financial condition, results of operations and cash flow.

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

Mining projects are often conducted through an unincorporated joint venture or an incorporated joint venture company. Joint ventures can often require unanimous approval of the parties to the joint venture or their representatives for certain fundamental decisions, such as an increase or reduction of registered capital, merger, division, dissolution, including indebtedness and the pledge of the joint venture assets, which means that each joint venture party has a veto right with respect to such decisions, which could in turn lead to a deadlock.

Dependence on Personnel

The Company’s ability to manage growth effectively will require the Company to continue to implement and improve the Company’s management systems and to recruit and train new employees. Although the Company has done so in the past, no assurance can be given that it will be successful in attracting and retraining skilled and experienced personnel.

Risks Inherent in Acquisitions

The Company is actively pursuing the acquisition of advanced exploration, development and production assets consistent with its acquisition and growth strategy. From time to time, the Company may also acquire securities of or other interests in companies with respect to which the Company may enter into acquisition or other transactions. Acquisition transactions involve inherent risks, including, without limitation:

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

While the Company continues to seek acquisition opportunities consistent with its acquisition and growth strategy, no assurance can be given that it will be able to identify additional suitable acquisition candidates available for sale at reasonable prices, to consummate any acquisition, or to integrate any acquired business into its operations successfully. Acquisitions may involve a number of special risks, circumstances or legal liabilities, some or all of which could have a material adverse effect on the Company’s business, results of operations and financial condition. In addition, to acquire properties and companies, the Company could use available cash, incur debt, issue common shares or other securities, or a combination of any one or more of these. This could limit the Company’s flexibility to raise additional capital, to operate, explore and develop its properties and to make additional acquisitions, and could further dilute and decrease the trading price of the common shares. When evaluating an acquisition opportunity, the Company cannot be certain that it will have correctly identified and managed the risks and costs inherent in the business that it is acquiring.

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

Sales of common shares

Sales of substantial amounts of the Company’s common shares, or the availability of the Company’s common shares for sale, could adversely affect the prevailing market prices for the Company’s outstanding common shares. A decline in the market price of the Company’s outstanding common shares could impair the Company’s ability to raise additional capital through the sale of securities should the Company desire to do so.

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

The head office and principal place of business of the Company are located at offices of approximately 8,391 square feet at 161 avenue Principale, Rouyn-Noranda, Quebec, J9X 4P6, telephone number: (819) 797-2465. The Company also utilizes an office of approximately 1,500 square feet in rented premises at 1501, McGill College, Suite #2930, Montreal, Quebec H3A 3M8. The common shares of Richmont Mines are listed and posted for trading on the Toronto Stock Exchange and the NYSE Amex. The co-transfer agent for the Company in the United States is Computershare Trust Company of Canada, 350 Indiana Street, Suite 800, Golden Colorado, 80401.

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

The Company currently produces gold from its Beaufor Mine and Island Gold Mine, its material properties. On December 16 2008, Richmont Mines acquired Patricia Mining by way of a plan of arrangement. As a result of this acquisition, Richmont Mines increased its ownership interest in the Island Gold Mine, which had been the subject of a joint venture between Richmont Mines and Patricia Mining and has been in commercial production since October 1, 2007, from 55% to 100%.

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

By October 31, 2007, Richmont Mines had acquired a 70% interest in the Valentine Lake property located in Central Newfoundland, 55 km south of the town of Buchans. On February 5, 2009 Mountain Lake Resources Inc. (“Mountain Lake”) and Richmont Mines entered into an agreement (the “Valentine Lake Agreement”) pursuant to which the Company granted Mountain Lake the option to purchase Richmont Mines’ 70% interest in the property. Mountain Lake agreed to pay an option fee to Richmont Mines of 2,500,000 common shares of Mountain Lake at a deemed value of $650,000, or $0.26 per share, and may exercise the purchase option within a five-year period by making option payments to Richmont Mines totaling an additional $3,000,000, and by incurring $1,000,000 in exploration and development expenditures at Valentine Lake within such timeframe. Until all such conditions to the option exercise are met, Richmont Mines will continue to own a 70% interest in the property.

On April 27, 2009, the Company announced it began dewatering the past-producing underground mine at its Francoeur property, located 25 km west of Rouyn-Noranda, Quebec. In addition to dewatering of the mine, which reaches a depth of approximately 820 metres, the Company will also re-commission the existing hoist and upgrade related infrastructure. This work is expected to be completed before the end of the second quarter of 2010. Richmont produced more than 345,000 ounces of gold at the Francoeur Mine between 1991 and 2001. The ore from the Francoeur Mine was processed at Richmont’s Camflo Mill from 1993 up to the mine’s closure in 2001, when the prevailing gold price was under US$300 per ounce. A surface exploration drilling program of 7,434 metres was completed during the third quarter of 2009. In August 2009, the Company filed an internal pre-feasibility study for the Francoeur Gold Project on SEDAR, that estimates Probable Reserves of 615,664 tonnes grading 6.91 g/t Au that can support production of 136,000 ounces of gold (before recovery) over an initial 4-year period. The Company is the 100% owner of the Francoeur property which covers 408.3 hectares, and consists of 12 mining claims, 3 mining concessions and 4 mining leases. There are no royalties or back-in-rights related to any of the claims, mining leases and mining concessions. Richmont is also the owner of the adjacent Arncoeur and Norex properties, which cover respectively the lateral and down-dip extension of the known gold mineralization.

The Company undertook an important exploration program at the Beaufor Mine in 2009, during which approximately 60,000 metres of drilling, including more than 28,000 metres of definition drilling, was completed. However, this drilling did not result in any significant increase to the mine’s reserve base.

Recent Events

Louvem Mines:

On March 31, 2010, the Company announced its intention to acquire the remaining 30% public interest in Louvem Mines, Inc. not owned by the Company by way of an amalgamation pursuant to which the Louvem public shareholders will receive one Richmont common share for each 5.4 Louvem common shares they own. The Company has entered into support agreements whereby certain Louvem shareholders holding approximately 54% of the Louvem shares not already owned by the Company have agreed to support the Transaction. For more details, please see the press release entitled “Richmont Mines Inc. announces intention to acquire Louvem Mines Inc.” issued by the Company on March 31, 2010.

Wasamac Property :

On April 8, 2010, the Company announced that it will begin a 10,000 metre drilling program in May 2010 on its 100%-owned Wasamac property. Located 15 km west of Rouyn-Noranda, Quebec, in the heart of the Abitibi gold mining district, this property produced 252,923 ounces of gold between 1965 and 1971. For more details, please see the press release entitled “Richmont Mines announces a 10,000 metre surface drilling program on its Wasamac Property” issued by the Company on April 8, 2010.

Cripple Creek Property:

On April 12, 2010, the Company announced preliminary assay results from the surface drilling program at the Company’s 100%-owned Cripple Creek property, located west of the Timmins Gold Deposit in Ontario. For more details, please see the press release entitled “Richmont Mines hits 73.54 g/t Au over 7 metres at its Cripple Creek Property” issued by the Company on April 12, 2010.

Capital Expenditures

The following table sets forth the Company’s capital expenditures on its properties for the past three fiscal years.

(in thousands of $)		Years Ended December 31
	2009	2008	2007
	$	$	$

Island Gold Mine	4,318	3,079	4,495
Beaufor Mine	1,092	127	1,060
Francoeur Project	1,976	-	-
Other	626	1,987	616

	8,012	5,193	6,171

In 2009, the Company invested $4.3 million in capital expenditures at the Island Gold Mine, reflecting ongoing development costs, refurbishing and acquisition of equipment. The Company invested $1.1 million in mine development and equipment at the Beaufor Mine, and an additional $2.0 million at the Francoeur Project in the re-commissioning of surface infrastructure and ongoing dewatering of the mine. An additional $0.6 million was invested at the Camflo Mill and other corporate installations. 2008 total capital expenditures of $5.2 million were below the 2007 level of $6.2 million, primarily reflecting higher start-up development costs at the Island Gold Mine in 2007.

Property Interests

The following table outlines Richmont Mines’ interest in its exploration properties as at December 31, 2009.

Property	Year of acquisition	Number of Mining titles	Participation[1]
Quebec
Francoeur	1992	19	100%
Monique	1994	18	81% by Louvem
Wasamac	1988	4	100%
Camflo Northwest	2005	13	80%
Newfoundland and Labrador
Valentine Lake	2003	539	70%
Ontario
Sewell	2002	6	100%
Cripple Creek	2002	27	100%
[1] The Company will be required to pay royalties if some of these properties are brought into commercial production.

Exploration and Project Evaluation Expenditures

The following table presents Richmont Mines’ exploration and project evaluation expenses in 2007, 2008 and 2009 and the budgeted estimated amounts for 2010 (in thousands of CAN$).

	2010	2009	2008	2007
	$ (estimated)	$	$	$
Quebec
Beaufor Mine	887	3,006	2,921	1,874
East Amphi[1]	-	-	-	18
Francoeur / Wasamac
Properties	1,357	1,938	184	142
Monique	109	2	-	8
Newfoundland
Valentine Lake	-	-	347	1,017
Ontario
Island Gold	4,764	3,136	2,293	505
Sewell and Cripple Creek	468	24	20	-
USA
Golden Wonder[2]	-	-	4,202	665

Other properties	109	2	-	135
Evaluation of projects	467	305	373	124
Tax credits	(347)	(1,347)	(643)	(1,200)
Reclassification of exploration tax credits from 2007	-	-	850	-

	7,814	7,066	10,547	3,288
[1] Property sold in 2007.
[2] The joint venture option was terminated in October 2008.

2010 Trends

The Company’s strategy is to capitalize on its existing properties through exploration and development, to acquire advanced stage projects in North America where its expertise in narrow vein operations can be applied and to improve production efficiencies. The Company’s corporate goal is to become a profitable, intermediate North American developer and producer of gold, operating four to five mines while establishing at least one million ounces of gold reserves. Furthermore, the Company intends to focus on generating improved results in 2010. In addition to delivering on the Company’s gold sales target of a minimum of 65,000 ounces from the Beaufor and Island Gold mines, the Company’s top priorities in 2010 are to:

1.	Complete one strategic acquisition;

2.	Reduce operating costs;

3.	Pursue analyst coverage;

4.	Initiate a comprehensive Investor Relations campaign; and

5.	Achieve valuation parity with Company’s peer group of junior Canadian gold producers.

B.	Business Overview

A.	Beaufor Mine

Location and Property Description

The Beaufor Mine property along with other adjacent properties such as Pascalis, Perron, Colombière, Courvan and Perron Blocks 2, 3 and 4, are located approximately 27 kilometres to the northeast of the town of Val-d’Or, in the Abitibi-Est County, in the Province of Quebec, Canada.

Description of Mineral Rights

The property, which includes the Mineral Reserves and Resources of the Beaufor Mine, consists of a series of adjacent mining rights subdivided into four projects: Perron, Beaufor, Pascalis and Colombière. The projects are composed of two mining leases, one mining concession and 23 claims over a total area of 591.5 hectares (ha). The Courvan project and Perron blocks 2,3 and 4 form another group of mining titles with high economic potential but currently have no mining activities. This group consists of two mining concessions and 66 claims, over a total area of 1,298 ha.

Property	Number of mining leases, concessions and/or claims	Area (ha)	Expiration date
Beaufor	1	106	Mining Concession 280PTA : 01/31/2011
Colombière	13	226	Claims expire between 09/21/2011 and 10/15/2011
Courvan	61	1,099	Mining concession 295 and 280PTB and 59 claims expire between 10/29/2010 and 10/02/2011
Pascalis	1	37.5	Mining Lease BM 750 : 06/02/2016
Perron	11	222	Mining Lease BM 858 : 03/11/2023 10 claims expire between 09/10/2010 and 09/16/2011
Perron blocks 2, 3 and 4	7	199	Claims expire between 09/06/2010 to 12/15/2010

All of these claims are expected to be renewed before the anniversary date because there are exceeding credits available. For the mining leases, taxes are paid to the government every year to keep them in good standing. For a mining concession, geological work is performed to keep it in good standing or taxes are paid every year. Richmont Mines has an internal procedure and an external control to insure follow up regarding claims’ expiry dates. All the mining claims, mining concessions and mining leases were in good standing in 2009 and are expected to be for 2010. A detailed list and map of locations can be found in the Technical Report for the Beaufor Mine as of December 31, 2006 filed on March 29, 2007 under the Company’s profile on the SEDAR web site at www.sedar.com.

Ownership of Mineral Rights

All the mining titles of the Beaufor property are jointly held by Richmont Mines (50%), which is the operator of the property, and by Louvem Mines Inc. (50%). Richmont Mines holds approximately 70% of the common shares of Louvem.

Mineral Royalties

All the properties jointly held by Richmont Mines and Louvem are subject to the payment of royalties and financial contractual obligations. Details can be found in the Technical Report for the Beaufor Mine as of December 31, 2006, filed on March 29, 2007 under the Company’s profile on the SEDAR web site at www.sedar.com.

For Beaufor (only calculated on the 50% of production held by Richmont Mines)

a)	Royalties

Royalties are payable to Aurizon Mines Ltd. (“Aurizon”) on the 50% of production held by Richmont Mines. The amount of the royalty is determined by the prevailing price of gold and the quantity of gold produced in accordance with the following formula:

Gold Price (US$/oz)	Royalties by oz of gold produced

< 300	CAN$00.00
300 – 325	CAN$17.00
325 – 350	CAN$18.50
350 – 375	CAN$20.00
375 – 400	CAN$22.50
400 – 500	CAN$24.00
> 500	CAN$30.00

Perron and Perron Block-1

For each ounce produced on the Perron property and in relation with the gold price, the royalty calculation, payable quarterly to Aurizon is made as follows:

Gold Price (US$/oz)	Royalties by oz of gold produced

300	CAN$00.00
300 – 325	CAN$17.00
325 – 350	CAN$18.50
350 – 375	CAN$20.00
375 – 400	CAN$22.50
400 – 500	CAN$24.00
> 500	CAN$30.00

Perron Block-2 (Claims 3493171, 3493172 and 3493173)

A Net Smelter Royalty (NSR) of 2% is payable monthly to Northwest Gold Corp. subject to the condition that the average monthly gold price exceeds US$300/oz on production from these claims. “NSR” is calculated upon the amount of money which the smelter or refinery pays the mining operator for the mineral product and is usually based on a spot, or current, price of the mineral, with deductions for the costs associated with further processing.

Pascalis

A Net Profit Interest (NPI) of 25% payable to New Pascalis Mines Limited. “NPI” means a share of net proceeds from production paid solely from the working interest owner’s share.

Colombière

A 2% NSR is payable quarterly to IAMGOLD (formerly Cambior Inc.).

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

Location of Mineralized Zones

The mineralized zones, including mineral reserves, underground infrastructure and the waste pad are located on mining concession 280 PTA of the Beaufor property, mining lease 750 of the Pascalis property and mining lease 858 of the Perron property.

Permits

To the Company’s knowledge, all necessary permits and authorizations have been requested and issued.

Infrastructures

Two mine shafts are located on the Beaufor property, the old Perron shaft No. 5 is currently used for hoisting and the Pascalis shaft is used as the ventilation air intake shaft and as an emergency exit. A series of buildings including warehouses, workshops, offices are used to service a workforce of about 98 employees and approximately 29 independent contractors as of December 31, 2009. Over $1 million was invested to replace the structure of the headframe in 2007.

Access

The mine can be accessed from Highway 117, going east from Val-d’Or to the Perron Road and then north towards the village of Perron. The mine can also be accessed using the secondary road 397 from Val-d’Or to Val-Senneville, and then going south on the Paré Road to the village of Perron.

Climate

The average annual precipitation is approximately 914 mm with most incurred in September (some 102 mm). Snowfalls occur between October and May with the most snowfall occurring between November and March. The monthly average for that period is about 50 mm (expressed in mm of water).

The average daily temperature in Val-d’Or is 1.2°C, slightly above freezing. The average temperature for July reaches 17.2°C, while in January the temperature falls to –17.2°C. The lowest temperature measured was -43.9°C and the highest temperature measured was 36.1°C. Although the temperature of the area is below the freezing point an average of 209 days per year, mining operations aren’t affected by the climate.

Local Resources and Basic Infrastructures

The area is well served by existing infrastructure and human resources. The population of the town of Val-d’Or is approximately 32,000 people. The town is accessible from the national road network and commercial flights are available daily at the local airport. The town also hosts an appropriate base of suppliers and manufacturers for the mining industry.

A railroad is located a few kilometres to the south of the property and power is supplied by Hydro-Québec.

The ore from the Beaufor Mine is hauled by truck to the Camflo Mill located at an approximate distance of 49 Km from the mine site. Waste rock is stored on site.

The local manpower is well trained. Since the mining town of Val-d’Or is very active, it is usually possible to recruit and retain a sufficient mining workforce. Professionals, engineers, geologists and technicians are usually well-trained and available in this area.

Physiography

The regional landscape is typical of the Abitibi lowlands, with its small rolling hills and widespread swamps, and its mixed forests of broadleafs and conifers. The forest cover is relatively young, as a forest fire devastated the area in 1942. The elevation is approximately 300 metres above sea-level.

History

Intermittent exploration fieldwork has been conducted on the Beaufor property since the 1930s. Following a development period, Aurizon Mines (50%) and Louvem (50%) started commercial production at the Beaufor Mine in January 1996. In August 2000, Aurizon Mines stopped the mining operation at the Beaufor Mine for reasons of risk of instability of the crown pillar. In spring 2001, Aurizon Mines transferred the mining rights of the Perron, Beaufor, Pascalis, Colombière and Courvan properties to Richmont Mines for an amount of $1.8 million. In September 2001, Richmont Mines undertook construction work to secure the crown pillar and commercial production resumed at Beaufor Mine jointly with Louvem in January 2002.

Geological Setting

Regional geology

The mining town of Val-d’Or is located in the southeastern of the Abitibi greenstone belt formed of Archean volcanic and sedimentary rocks of the Superior Province. The mining camp of Val-d’Or is situated in the Malartic area, which is comprised of a volcanic pile including ultramafic, basaltic and rhyolitic flows. The Bourlamaque granodiorite intrusion hosts significant gold concentrations, namely at the Beaufor Mine.

Beaufor Mine geology

The Beaufor, Perron, Pascalis, Colombière and Courvan properties belong to the same gold-bearing hydrothermal system with a similar geometry. The Beaufor deposit is included in the Bourlamarque granodiorite. Gold mineralization occurs in veins associated with shear zones moderately dipping south. The mineralization is associated with quartz-tourmaline veins resulting from the filling of shear and extension fractures. The gold-bearing veins show a close association with mafic dykes intrusive and undercutting the granodiorite. The dykes seem to have influenced the structural control of the gold-bearing veins.

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

All the gold-bearing veins are contained in a strongly-altered granodiorite in the form of chlorite-silica forming anatomosing corridors of 5 to 30 m in thickness. The veins at the Beaufor Mine form panels of more than 300 m in length by 350 m in height. The thickness of the veins varies from 5 cm to 5 metres. The zones are limited by the Beaufor fault (N115 o /65 o -75 o) at 380 metres from the surface and a parallel system of shears (N70 o /sub vertical).

2009 Results

In 2009, 101,593 tonnes of ore at an average recovered grade of 6.38 g/t were extracted from the Beaufor Mine. This production yielded gold sales of 20,854 ounces, produced at a cash cost of US$740 (CAN$845) per ounce sold. This compared to tonnage of 115,674, an average recovered grade of 8.85 g/t, and gold sales of 32,908 ounces at a cash cost of US$509 (CAN$543) per ounce in 2008, and total tonnage of 97,429, a recovered grade of 8.36 g/t, gold sales of 26,182 ounces at a cash cost of US$468 (CAN$503) per ounce in 2007. The cash cost per ounce increased in 2009 compared with 2008, as grades in the room and pillar stopes at Beaufor were lower than forecasted in the mining sequence, which resulted in lower production and higher operating costs. The cash cost per ounce increased in 2008 compared to 2007, largely due to higher mining and milling costs and increased definition drilling. The following table summarizes the work completed over the last three years.

Beaufor Mine

	2009	2008	2007

Tonnes	101,593	115,674	97,429
Head grade (g/t)	6.52	9.00	8.47
Gold Recovery (%)	97.90	98.31	98.72
Recovered grade (g/t)	6.38	8.85	8.36
Ounces sold	20,854	32,908	26,182
Cash cost of production per ounce (US$)	740	509	468

Investment in property, plant and equipment (thousands of CAN$)	1,092	127	1,060
Exploration expenses (thousands of CAN$)	3,006	2,921	1,874

Deferred development metres	913	-	-

Diamond drilling (metres)
Definition	28,152	11,439	3,095
Exploration	32,699	33,765	25,157

Exploration

An important exploration program was undertaken at the Beaufor Mine in 2009, during which approximately 60,000 metres were drilled. This program included 28,152 metres of definition drilling and 32,699 metres of exploration drilling. This drilling, combined with development efforts, did not result in the reserve base being maintained at 2008 levels. Reserves stood at 165,761 tonnes at a grade of 8.38 g/t for 44,637 ounces at the end of 2009 compared to 244,063 tonnes at a grade of 8.89 g/t for 69,792 ounces at the end of 2008.

Drilling

Most of the drill holes are planned on vertical cross-sections in order to undercut the shear veins at right angles. Drilling programs are sub-divided into two main categories:

  Exploration drilling using a 40 to 80 metre by 40 to 80 metre grid;

  Definition drilling based on a 10 to 20 metre by 10 to 2 metre grid.

Drilling operations are performed by a drilling contractor, under the supervision of the geological staff at the Beaufor Mine. Underground drill holes are LTK48 (1 13 / 32 ") calibre. The core recovery is better than 90%, including the fault zones where the RQD is more than 75%. Detailed description of the drill core is prepared by experienced and highly qualified personnel, in accordance with established Beaufor Mine guidelines.

Sampling

Sampling of the rock mass is performed using drill cores and blasted rock. Results of the drill cores analyses as well as the grades of ore samples sent in the ore pass and in the car wagon are taken into account for Mineral Reserve calculation. The weight of each sample is around ½ kg per 3.5 to 5 tonnes wagon. For development purposes, the weight of each sample is around ½ kg per 12 tonnes of blasted rock. There are currently no face-sampling “chips” taken at the Beaufor Mine.

In definition drill holes, samples are collected over 1 metre intervals, and frequently include both vein material and wall rocks, since veins are often less than 1 metre thick. Core recovery is over 90%. The entire core is then analyzed at the chemical assay laboratory.

For exploration holes, the length of the sample varies from 0.5 to 1 metre. The core is split in two using a hydraulic splitting machine. Core recovery is over 90%.

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

Quality Control

The laboratory’s quality control program, at different steps of the process, includes:

  Crushing, pulverizing, weighing: daily monitoring;

  Fire assay: 1 blank, 2 standards and 3 duplicates are inserted in each batch of 84 samples.

A second quality control program established by the Beaufor Mine involves the insertion of blanks and standards. Furthermore, rejects for all samples exceeding 10 g/t Au are systematically re-assayed.

Security of Samples

There is no formal program established at the Beaufor Mine relating to shipment of samples. Samples are gathered in plastic boxes by the Beaufor Mine’s geological personnel and stored in a core shack. The samples are collected daily by the laboratory staff and bought to the laboratory directly. Historical production and milling data indicate reliability of the laboratory results. When there is doubt such as to the location of a sample, the sampling number or any other anomaly, the data is not used for the resource calculation.

Mineral Reserve Estimates

General

In 2009, the Mineral Reserve estimates were performed by Richard Dubuc, P.Geo. and Jessy Thelland, P.Geo., two employees of Richmont Mines and qualified persons pursuant to National Instrument 43-101. The methodology and procedures for Mineral Reserve estimates have been adopted from a study completed in 2006 by Golder and Associates, an independent firm. The database, factors and parameters used in the determination of the Mineral Reserves are based on the available information at the Beaufor Mine as of December 31, 2009. However, these parameters are revised on an annual basis in order to take into consideration the experience gathered from the current mining operation.

The Mineral Reserves estimate is carried out in accordance with the National Instrument 43-101. Mineral Reserves are classified according to the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) classification adopted by the CIM Council on August 20, 2000. All standards generally accepted in the mineral industry as well as National Instrument 43-101 requirements and CIM regulations for Mineral Reserve estimates have been fully applied in this study.

All the geo-scientific data collected at the Beaufor Mine are grouped into two main databases. Internal procedures have been prepared in order to validate the information in the databases. All the work performed by the Beaufor Mine geology department, from data entry to layout drawings follows strict and established procedures, including crosschecks. Access to all databases is restricted to selected personnel.

The database and the parameters used to estimate the Mineral Reserves are based on past mining experience and the information available as of December 31, 2009. The parameters were reviewed and modified by Golder and Associates in 2006. Thus, both the dilution and the ore recovery factors by mining methods used in the reserve estimate are based on actual results obtained in 2009. All these factors and parameters are updated on an annual basis in order to account for changes in the mining operations.

The conversion of Mineral Resources to Reserves is based on economic feasibility. As per National Instrument 43-101, only Mineral Resources in the Measured and Indicated categories can be used to establish the estimate of Mineral Reserves.

The budgeted costs used are based on actual and historic data of the mining operation and are updated based on experience and to reflect the changes in the prevailing economic situation.

Technical Parameters

The basis and the parameters used in the economic study for reserve estimation are given in the following sections.

Mining Methods

The two major underground extraction methods currently used at Beaufor Mine are room and pillar and long hole methods:

Room and Pillar

  Geometry : stopes width from 6 metres to 10 metres in the plane of the vein with in- stope pillars of 3 metres by 3 metres section or 2 metres long in the plane of the vein;

  Maximum vein dip : 40°;

  Ore mining recovery: 80% used in the economic evaluation;

  Internal dilution : the ore block is designed with a true thickness of 2.4 metres. The drilling intercepts are projected to the same lengths. The minimum mining width is 2.4 metres. The dilution grade is assumed to be 0 g/t Au;

  External dilution : a dilution amounting 5% at a grade of 0 g/t Au is added in the determination of the economic Mineral Reserves.

Long Hole

  Geometry : maximum panel length of 40 metres;

  Minimum dip of vein: 45°;

  Ore mining recovery : 100% for designed stopes with all pillars between stopes clearly identified during the process of Mineral Reserve estimation;

  Internal dilution : minimum mining width is 3 metres. The drilling intersections are projected to a minimum length of 3 metres;

  External dilution : a dilution rate of 10% for waste at a grade of 0 g/t Au is assumed for primary stopes.

Cut-off Grades

Cut-off grades have been calculated based on both developed and un-developed workings for the two major mining methods used at Beaufor Mine, which are room and pillars and long hole.

The main criteria are as follows :

  No profit margin is built into the estimate;

  Development costs or capital expenditures are not used;

  Only the price of gold is taken into account in the economic calculation;

  The price of gold used was CAN$850 per ounce applying an exchange rate of CAN$1/US$;

  Operating costs include fixed costs budgeted for 2010 and variable costs (production and development) based on the results from January to June 2009 for each method.

The results of the cut-off grade study by mining methods for both developed and undeveloped underground workings are listed in the following table:

Mining Methods	Workings	Cut-off Grade (g/t)
Room and pillar	Developed	6.26
Room and pillar	Undeveloped	7.19
Long hole	Developed	5.26
Long hole	Undeveloped	6.19

Reserve Classification

Descriptions with more details about classification of reserves at the Beaufor Mine are set out below.

Proven Mineral Reserves

At the Beaufor Mine, Proven Reserves are based on ore blocks developed from drifts or raises up to a maximum of 8 metres from these openings. The level of accuracy of the economic evaluation is that of a feasibility study.

Probable Mineral Reserves

The Mineral Reserves estimate in the Probable category was based on an economic study in order to determine the economically mineable part of an Indicated Mineral Resource. At the Beaufor Mine, Probable Reserves extend to a maximum of 10 metres from drilling data. Dilution and mining recovery rates are included in the reserve calculation.

Reserve Table

As of December 31, 2009, the mineral reserves of the Beaufor Mine (before milling recovery of 97.9%) were estimated as follows:

Reserve Category	Tonnes (metric)	Grade (g/t Au)	Au (oz)
Proven	47,033	6.63	10,021
Probable	118,728	9.07	34,616

Total (Proven + Probable)	165,761	8.38	44,637

As of December 31, 2009, the Mineral Reserves at Beaufor Mine are estimated at 44,637 ounces of gold, calculated using a long-term gold price of CAN$850 per ounce, for an expected mine life of approximately two years.

Mining Operations and Metallurgy

The two major underground extraction methods currently used at Beaufor Mine are the room and pillar and long hole methods.

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

Production Summary

In 2009, ore totalling 101,593 tonnes at an average recovered grade of 6.38 g/t was extracted from the Beaufor Mine. This production yielded gold sales of 20,854 ounces, produced at a cash cost of US$740 per ounce, compared to the previous year with 115,674 tonnes of ore at an average recovered grade of 8.85 g/t, produced at a cash cost of US$509 per ounce. The cash cost per ounce increased in 2009 compared to 2008, as grades in the room and pillar stopes at Beaufor were lower than forecasted in the mining sequence, which resulted in lower production and higher operating costs.

Beaufor Mine

	Year ended December 31, 2009		Year ended December 31, 2008		Year ended December 31, 2007

Precious metals revenues (thousands of CAN$)		23,215		31,075		19,504

Tonnes processed		101,593		115,674		97,429
Head Grade (g/t)		6.52		9.00		8.47
Gold recovery (%)		97.90		98.31		98.72
Recovered grade (g/t)		6.38		8.85		8.36
Ounces sold		20,854		32,908		26,182

Data per ounce of gold sold	US$	CAN$	US$	CAN$	US$	CAN$
Cash cost	740	845	509	543	468	503
Depreciation and depletion	38	43	38	41	114	122

Total	778	888	547	584	582	625

Average price obtained per ounce	975	1,113	886	944	693	745

B.	Island Gold Mine

Location

The Island Gold Mine is located approximately 85 km northeast of Wawa, Ontario, Canada, in the Sault Ste. Marie Mining Division. Dubreuilville is approximately 15 km northwest of the Island Gold Mine.

Description of Mineral Rights

The Island Gold property consists of 137 patented, leased and staked claims totalling 4,684 ha.

Property	Number of claims	Area (ha)	Expiration date
Kremzar	20	381	Patented Claim : taxes are paid every year 2 Leased claims: 02/08/2022 to 06/30/2030
Lochalsh	31	368	Patented Claim : taxes are paid every year Mining Leases : 01/30/2011 to 06/30/2030 Claims : 02/06/2012 to 03/26/2012
Goudreau	65	1,003	Patented Claims :taxes are paid every year 1 claim : 08/20/2012
Island Gold	21	2,932	Claims : 03/05/2011 to 10/25/2014

The claims are expected to be renewed by applying excess credits available before the anniversary date. Taxes are paid annually to the government to keep patented claims and mining leases in good standing. In June 2009, 6 mining leases were renewed for a term of 21 years. Richmont Mines has an internal procedure to ensure monitoring of the claims’ expiry dates. All of these mining claims, mining leases and patented leases were in good standing in 2009 and are expected to be for 2010. A detailed list and map of locations can be found in the Island Gold Technical Report as of May 15, 2007, filed on May 25, 2007 under the Company’s profile on the SEDAR web site at www.sedar.com.

With the acquisition of Patricia Mining, Richmont Mines added four new groups of claims to its portfolio in Ontario:

  A 75% interest in the Edwards property, a group of 39 claims covering an area of approximately 694 hectares. This property is located to the east of the Island Gold property (the other 25% interest is held in trust by the Company on behalf of Red Pine Exploration). These claims expire between August 28, 2010 and August 28, 2011. Richmont Mines intends to renew all of these claims, as the location of this property is strategic, namely on the strike of the Goudreau Lake shear zone, between the Island Gold and Cline Edwards Mines.

  The Little Brothers property, which is a group of 4 claims over an area of approximately 573 hectares, is located further east, near 4 patented claims owned by Richmont Mines. These claims expired on February 27th, 2009. After reviewing the relevant data, Richmont Mines decided not to renew these claims.

  The Ego property, which is a group of 3 claims covering an area of approximately 73 hectares, and is located west of the Island Gold property. These claims expire on June 5, 2011. Richmont Mines will continue to carry out work on this property.

  A group of 2 claims covering approximately 48 hectares in the Dunne Lake Township, located 300 km to the northeast of Thunder Bay, Ontario. These 2 claims expired on May 24, 2009, at which point Richmont Mines decided not to renew them.

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

On December 16, 2008, Richmont Mines acquired all of the common shares of Patricia Mining that it did not already own pursuant to a plan of arrangement under the Business Corporations Act (Ontario). As a result of this transaction, Richmont Mines owns a 100% interest in Island Gold Mine.

Ownership of Mineral Rights

All mining titles on the Island Gold project were jointly held by Richmont Mines (55%) and Patricia Mining (45%). Since the acquisition of Patricia Mining on December 16, 2008, Richmont holds 100% of all mining titles relating to the Island Gold property. Following the acquisition, the mining rights owned by Patricia (45%) were transferred to Richmont Mines in February and March 2009.

Mining Royalties

All Island Gold properties held by Richmont Mines are subject to the payment of royalties and financial contractual obligations. Details can be found in the Technical Report for the Island Gold Project as of May 15, 2007 under the Company’s profile on the SEDAR web site at www.sedar.com.

The Kremzar Property is subject to a 4% NSR payable to Algoma. The Algoma NSR will become payable at such time as the aggregate amount of NSRs received by the Company and Teck Cominco (“Teck”) (formerly Aur Resources Inc.) equals the aggregate preproduction costs.

The Kremzar Property is also subject to a 3% NSR payable to Teck, which is payable until such time as the Algoma NSR becomes payable. In the event the Algoma NSR becomes payable and is reduced below 4%, Teck will be entitled to receive a net smelter return equal to 50% of the amount by which the Algoma royalty is reduced, payable on the same terms as the Algoma NSR.

The Lochalsh Property is subject to a 3% NSR payable to Teck.

The Goudreau Property is subject to a 2% NSR payable to Teck and a 15% NPI royalty payable to Algoma.

Environmental Obligations and Permits

The permit to operate the Kremzar Mill at the Island Gold Mine was amended in September 2008 to include water treatment to clarify the effluent of the primary pond. The treatment is done by adding a coagulant and a flocculant. The new permit number is 0734-7HYHVH.

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

Infrastructure

The Island Gold Mine infrastructure includes the primary tailings pond, the secondary settling pond, the Kremzar Mill (a carbon-in-pulp mill with a capacity of 650 tonnes per day), the Kremzar ramp and portal, the Lochalsh ramp and portal, the mine access road, and the hydro lines. An office, a core logging and storage facility, and a mine dry are also located on the Kremzar Mine site.

Access

Access to the Island Gold Mine is via an all-weather road from Highway 519, just west of Dubreuilville, Ontario. This village is located approximately 35 km east of the junction between Highways 17 and 519. It takes approximately 1 hour to drive from Wawa, Ontario to the mine site.

Climate

The Island Gold Mine is located within the Lake Superior Regional climatic zone, moderated by the influence of Lake Superior. The average day time temperature is 2°C, ranging from -41°C to 31°C throughout the year. Annual precipitation is normally 669 mm of rain and 278 cm of snow. Winter winds are from the northwest and north, and during the summer south westerly to westerly winds prevail. The climate does not affect the mining operation, which extends all year long.

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

A power substation connected to the provincial power grid, water supply, gravel roads, offices, maintenance buildings and living accommodation are all available within the Mine area. Power is supplied by Algoma Power Inc. (formerly Great Lakes Power Corporation).

Richmont Mines also offers living accommodations and flexible schedules to its employees. Training is offered in order to maintain a local qualified workforce.

Physiogeology

The Island Gold Mine area is within the Precambrian Shield adjacent to Lake Superior, in an area of low rolling hills that trend in an east-west direction with widespread swamps, and mixed forests of broadleafs and conifers. Property relief is low, from a high point of 488 m above sea level near Miller and Maskinonge Lakes, to a topographic low point of 381 m above sea level near Goudreau Creek. The mine area has been partially logged.

Exploration History

In 1983, Canamax Resources Inc. (“Canamax”) and Algoma Steel Inc. (“Algoma”) formed a joint venture to evaluate the mineral potential of Algoma's 117 patented claims covering the Goudreau iron range. In 1985, drilling by Canamax about 2 kilometres south of the Kremzar Mine intersected a series of sub-parallel lenses containing gold mineralization within deformed rocks of the Goudreau Lake Deformation Zone (“GLDZ”). These lenses are known as the Lochalsh, Island Gold, Shore and Goudreau lake Zones. During 1989 and 1990, a 1,280 m long ramp was driven into the Island deposit beneath Goudreau lake from an adit on the north shore. Drifts and raises totalling 382 m were developed on two levels at depths of 125 m and 140 m below the Goudreau lake elevation. A bulk sample weighing 4,167 tonnes was extracted and processed at the Kremzar Mill.

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

In 2006, Richmont Mines continued the exploration program. A total of 3,469 metres of development were completed including 506.5 metres of ramp and 1,700.5 metres of ore silling. A total of 56,861 tonnes of development ore with a content of 6.96 g/t Au were stockpiled on the surface. At the end of December, a total of 41,531 tonnes of mineralized material grading 4.80 g/t Au were processed at the mill. A total of 28,149 metres of underground diamond drilling were performed on the Island Zone and 10,602 metres of drilling were completed from the surface on the Lochach and Goudreau zones. Reserve estimates have been performed by Genivar in 2007 based on this work.

On October 1, 2007, the Island Gold Mine began commercial production. On December 16, 2008, Richmont Mines acquired all of the outstanding shares of Patricia Mining and now owns a 100% interest in the Island Gold Mine.

Geological Setting

Regional Geology

The Island Gold property is part of the Michipicoten greenstone belt which is part of the Wawa sub-province and Superior province of Archean age. The property is stratigraphically positioned in the upper portion of the Wawa Assemblage, composed by intermediate to felsic volcanic rocks capped by pyrite-bearing iron formations.

Island Gold Project Geology

The Island Gold property covers part of the interface between the Catfish assemblage, composed of mafic rocks, and the Wawa assemblage, which consists of felsic rocks. The pyrite-rich Goudreau iron formation lies at the contact between the Wawa and Catfish assemblages. A unit of pyroclastic rocks marks the transition between the two assemblages and hosts gold occurrences encountered on the property. This gold mineralization is controlled by the Goudreau Lake Deformation Zone (the “GLDZ”). The GLDZ hosts the Island, Lochalsh, Goudreau, Shore, and North Shear gold zones, all located within the Island Gold property.

Mineralization

Within the GLDZ are a series of parallel shear zones, up to 25 m wide by several hundred metres long, with dips ranging from -70° to -90°, that host the gold mineralization. Moderate to high strain intensity is present within the shear zones containing pervasive alterations occurring in the form of iron carbonate, silica and calcite. Within areas of intense sericitization and silicification with 2% to 5% pyrite are narrow, subparallel quartz veins carrying gold mineralization. Gold is found primarily in quartz stringers and veins 1 centimetre to 1.5 meters wide. Finely disseminated gold occurs in clusters up to 3 mm in diameter.

At the Island Gold deposit, 5 zones referred to as E1, E, D1, D, and C, are defined and characterized by the presence of alteration halos ranging from 0.5 metres to over 8 metres in thickness, and are comprised of intense silica alteration, albite alteration and quartz-carbonate veins. Two dominant envelopes are defined, namely the C/D envelope and the E/E1 envelope, which includes the D1 zone. An anastamosing pattern defines the relationship between the zones.

2009 Results

The Island Gold Mine produced 211,773 tonnes of ore at an average recovered grade of 5.71 g/t, for 38,879 ounces in 2009, at an average price of US$967 (CAN$ 1,104) per ounce. The cash cost per ounce increased to US$736 (CAN$841) in 2009, from US$659 (CAN$703) in 2008 and US$621 (CAN$668) in 2007, primarily a reflection of higher dilution, particularly in the first half of 2009, and a greater amount of development ore being processed, which lowered the average recovered grade in the year. This compared to 161,320 tonnes at a recovered grade of 7.33 g/t, and gold sales of 38,037 ounces at an average price of US$867 (CAN$924) per ounce in 2008, and total tonnage of 35,202, a recovered grade of 6.45 g/t, and gold sales of 7,302 ounces at an average price of US$726 (CAN$780) per ounce in 2007. The Island Gold Mine began commercial production in October 2007.

Island Gold Mine1

	2009	2008	2007

Tonnes	211,773	161,320	35,202
Head grade (g/t)	6.04	7.65	6.84
Gold Recovery (%)	94.52	95.83	94.36
Recovered Grade (g/t)	5.71	7.33	6.45
Ounces sold	38,879	38,037	7,302
Cash cost per ounce (US$)	736	659	621

Investment in property, plant and equipment
(thousands of CAN$)	4,318	3,079	4,494
Exploration expenses (thousands of CAN$)	3,136	2,293	505

Deferred development metres	1,576	605	-
Development metres	-	-	4,075

Diamond drilling
Definition	13,604	14,764	-
Exploration	18,936	1,901	12,940

1 Prior to Richmont’s acquisition of Patricia Mining, which held a 45% interest in the Island Gold Project, in December 2008, Richmont Mines reported 100% of the consolidated results of the Island Gold Mine, in compliance with AcG-15, which stipulates that a holder of variable interests must consolidate the accounts if it is the primary beneficiary of the expected losses and/or receive the majority of the residual returns of the variable interest entity (“VIE”). Richmont Mines held a 55% stake in the unincorporated joint venture, and as its share of the earnings and/or losses differed from the percentage that it owned the Company was considered the primary beneficiary of the VIE.

Exploration

In 2009, Richmont Mines continued its underground exploration program via drilling and drifting in order to convert resources to reserve categories and increase the overall resource base. The excavations were done in waste rock to continue the exploration access drifts towards the Extension-2 sector of the E1E zone, the Goudreau and the Lochalsh zones. This development also permitted exploration diamond drilling in the Extension-2 sector of the E1E zone, the Lochalsh and the Goudreau zones.

During 2009, underground drilling at the Island Gold Mine represented 212 drill holes totaling 26,914 metres. Approximately half of these metres were exploration holes in the Lochalsh, Goudreau and Extension-2 zones. Drilling confirmed the presence and continuity of the targeted zones. The delineation drilling into the Extension-1 sector of the E1E permitted the conversion of Probable Reserves into Proven Reserves. The exploration drilling in the Extension-2 sector of the E1E resulted in the conversion of a portion of the resources into Probable Reserves.

A surface diamond drilling campaign was implemented in conjunction with the underground drilling during the past year. The goal of this campaign was to primarily test the eastern and western extensions of the known zones in the vicinity of Island Gold Mine. Other potential areas, such as zone 21, were also tested.

The 2009 surface exploration drill program was completed in October. The program consisted of 18 holes and totaled 5,626 metres. The drilling on the projected eastern extension of the mine structure horizon was successful in identifying the continuance of similar alteration, mineralization and shearing over one kilometre east of the Island Gold Deposit under Goudreau Lake.

Drilling

A total of 763 holes totalling 144,124 metres of surface and underground diamond drilling were completed on the property from the early 1980’s to December 2007. In 2009, approximately 27,000 metres were drilled from underground and 5,600 metres from the surface.

Most of the drill holes are planned on vertical cross-sections, in order to intercept mineralized zones at right angles along a grid spacing of 20 by 15 metres, targeting alteration assemblages in the E1/E Zone. Drilling operations are performed by a drilling contractor, under the supervision of the geological staff at the Island Gold Mine. Underground drill holes are BQ calibre. Core recovery is 100%. The drill core is logged in detail by experienced and highly skilled staff, following established guidelines for the Island Gold Mine. A rock quality designation (“RQD”) analysis was completed for most of the drill holes drilled in the 2009 program and the RQD for the zones is excellent (› 90%). The interpretation and development of each section was completed after receipt of the drill holes assays and section plots. This interpretation served to complete the reserve estimates.

Sampling

The drill hole sampling approach is defined to coincide with lithological contacts, and samples have a minimum width of 0.3 metre and a maximum length of 1 metre. The core recovery is very good and can be considered to be representative.

The panel (or chip) sampling method consisted of taking horizontal representative samples of the geology (units or alteration) that was exposed either in the face or in the adjacent walls. The samples weighed an average of 1.5 to 2 kg for a zone of 1.5 metres vertically by 0.3 to 1.0 metre horizontally. Each face was sampled and the number of assays varied based on the geology and the opening.

The drill cores and chip samples are representative and the mineralization style, with the presence of quartz veins and free gold, shows a nugget effect.

Assays

Swastika Laboratories Ltd of Swastika, Ontario, was used to perform fire assay, gravimetric and specific gravity analyses for the underground drilling and development program in 2009. A number of underground muck and chip samples were sent to the Wesdome assay lab in Wawa. Swastika laboratories are accredited ISO 9001-2000, and hold a Certificate of Laboratory Proficiency (PTP-MAL).

Gold assays are completed by fire assay with 30 g of material with either a gravimetric or AA finish. The cut-off for gravimetric versus AA finish, has been established at 3 g/t Au. When the grade exceeds 30 g/t Au, a Metallic Sieve assay is performed. Detection limit for gold safely is at 3 ppb. Rejects and pulps are kept by the laboratory or stored at the Island Gold site. These methods and the routine sample preparation are described in the following section. A detailed procedure can be found in the Technical Report for the Island Gold as of May 15, 2007, filed on May 25, 2007 under the Company’s profile on the SEDAR web site at www.sedar.com

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

Swastika’s adaptation of this method for Gold Assay is as follows: pulverize the entire sample if possible, screen through a 100 Mesh sieve (other Mesh sizes can be used depending on sample size and allowable deviation). The -100 Mesh fraction is weighed, homogenized and assayed in duplicate using one assay tonne (30 g) portions. The +100 Mesh fraction (approximately 20 g) is weighed and entirely fused. The correction resulting from gold found in the metallic portion is incorporated in the final calculated result. The weight and grade of both fractions are also reported.

Quality Control

In 2007, during the course of the geological confirmation program, an evaluation of “Quality Assurance/Quality Control” (QA/QC) data was done to address the three main concerns of analytical determination protocols, namely: (i) contamination, (ii) accuracy, and (iii) precision, as measured by the results obtained from field and analytical blank standards, certified reference standards and an assortment of specific duplicate samples collected and/or prepared, in addition to the regular samples submitted to the laboratory. A certified standard and blank assay was run with each sample batch of samples. In addition, a replicate assay is run on every 10th sample to be used for checking the reproducibility of the assays.

The results of field and analytical blanks used to monitor for potential contamination during sample processing and assaying indicate that no significant contamination is likely to have occurred during the sampling/assaying programs completed for 2007.

In 2009, a “QA/QC” program was still in place with the addition of certified standards and in-house blank material to the regular samples submitted to the laboratory. The laboratory has its own QA/QC program with the addition of analytical blank standards and certified reference standards to each batch of assays.

Security of Samples

There is no formal program established at the Island Gold Mine relating to shipment of the samples. In 2005, the core logging facility and core storage area were established on the Kremzar Mine and milling site. A trailer was installed onsite and outfitted as a core logging facility. A separate room was installed for core sawing and sample packing. The core is stored outdoors in covered racks or as separate cross-piles. There is a gate on the mine access road and there are personnel working onsite at all times. Individual sample bags are sealed. The samples are placed in large rice fiber bags, which are placed on pallets. Shipping of samples is done by pick-up by Island Gold staff. Once in Swastika, the samples are collected by Swastika Laboratories staff and brought to the laboratory. The underground channel samples are shipped to the River Gold laboratory in Wawa by Island Gold staff.

Mineral Reserve Estimates

In 2009, Mineral Reserve estimates were performed by Michel Plasse, P.Geo., an employee of the Company, and reviewed by Daniel Adam, P.Geo., Exploration Manager and also an employee of the Company, who are qualified persons under National Instrument 43-101. Factors and parameters used in the determination of the Mineral Reserve estimates were based on the knowledge of the Island Gold Mine as of December 31, 2009.

The Mineral Reserve estimates were carried out in accordance with National Instrument 43-101 recommendations and regulations. Mineral Reserves are classified according to the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) classification adopted by the CIM Council on December 11, 2005. All standards generally accepted in the mineral mining industry as well as National Instrument 43-101 recommendations and CIM regulations for Mineral Reserve estimates have been fully complied with in the determination of Mineral Reserve estimates included herein.

Procedures and Technical Parameters

The Reserve estimates were calculated using the following two distinct methods: (1) when ore development was completed above and below the ore block, the grade and tonnage was determined by the solids methods in GEMS software (this method was used only in the Island Gold Mine sector) and (2) if ore development was missing or incomplete, the grade and tonnage of the reserves: were determined by the polygonal method (the polygonal method was used in the Extension-1 and Extension-2 sectors).

Regardless of the method used, composites were established by the Company’s geological department for each drill hole and underground development face. The diamond drill hole composites were determined following an interpretation of vertical cross-sections and horizontal plans while the development composites were interpreted using the face mapping and assay results of each development face. Once individual composites were determined, each one was tagged in the database according to its individual zone name. Individual pierce points were generated on longitudinal sections for each zone. These longitudinal sections are a representation of an average plane through each mineralized zone.

For the polygonal method, construction of the polygons is completed on longitudinal sections. An area of influence of 15 metres was determined for the development composite while the diamond drill holes used a 20 metre influence. A 10 metre influence was used on the lateral extremities of the development composite to limit their influence. When all polygons are generated, a combination of the development and drill hole pierce points is created. When an overlap between the two occurs, the development composites are considered more accurate and are used for the estimation of reserves.

After the ore block limits are determined and the grade and tonnes of each reserve block are calculated, specific dilution and ore recovery are factored into the final Reserve estimates.

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

The main parameters used to estimate Mineral Reserves are as follows:

  A cut-off grade of 4 g/t Au fixed with a gold price at CAN$850 per ounce with an exchange rate of CAN$1/US$;

  Grade capping at 75 g/t Au for all zones;

  A minimum true thickness of 2.0 metres based on the mining method (longitudinal long hole);

  An average rock density of 2.82 t/m3 is defined;

  Ore mining recovery: 95% for designed stopes - pillars between stopes have been excluded;

  External dilution: a dilution rate of 10% to 25% for waste at a grade of 0.5 g/t Au is assumed for stopes (% varies in function of the stope width). A dilution rate of 30% is assumed for development;

  Excluded mill recovery of 95%.

The database and the parameters used to estimate the Mineral Reserves are based on the results for 2009 and information available as at December 31, 2009. The technical parameters were reviewed by Michel Plasse, P.Geo. and Daniel Adam, P.Geo., Ph.D., two employees of the Company. Thus, both the dilution and the ore-recovery factors by mining methods used in the reserve estimate are based on mining methods. All these factors and parameters will be updated on an annual basis in order to account for changes in mining operations.

The conversion of Mineral Resources to Reserves is based on economical feasibility. As per National Instrument 43-101, only Mineral Resources in the measured and indicated categories can be used to establish the estimate of Mineral Reserves.

Reserve Classification

More detailed descriptions regarding classification of Mineral Reserves at the Island Gold Mine are set out below.

Proven Mineral Reserves

Ore development was completed above, below or on both levels of the ore block. If only one level was developed, a minimum drill spacing of 20 metres was necessary to confirm the vein continuity. An economic feasibility was estimated by the engineering department of the Island Gold Mine to validate the block as reserves.

Probable Mineral Reserves

No development was done above or below. Since the information from the ore development was lacking, a maximum drill hole spacing of 20 metres center to center was necessary to validate the vein continuity inside the ore block. Economic feasibility was estimated by the engineering department of the Island Gold Mine to validate the block as reserves.

Dilution and mining recovery rates are included in the reserve calculation.

Reserve Table

In accordance with calculations completed by Michel Plasse, P.Geo., an employee of the Company, as of December 31, 2009, the Mineral Reserves of the Island Gold Mine are estimated at:

Categories of reserves	Tonnes	Grade	Au1
	(metric)	(g/t Au)	(oz)
Proven	387,182	8.46	105,333
Probable	539,961	9.14	158,752

Total (Proven + Probable)	927,143	8.86	264,085
1. Before mill recovery of 95%

As of December 31, 2009, the Mineral Reserves at Island Gold were 264,085 ounces of gold, calculated using a long-term gold price of CAN$850 per ounce and an expected mine life of approximately five years.

Mining Operations and Metallurgy

The extraction method is by longitudinal long hole with a maximum panel length fixed by hydraulic radius factor of 4.5.

The Island Gold ore was hauled by truck to the Kremzar mill located at an approximate distance of 0.8 km from the portal of the ramp. The Kremzar mill is a traditional gold recovery mill using a conventional Carbon in Pulp (“CIP”) process, with circuits for crushing, grinding, gold cyanidation and carbon-in-pulp and two electrowinning (“EW”) cells.

Gold recovery of the Carbon in Pulp circuit at the Kremzar mill is 94.5%.

For the year ended December 31, 2009, 211,773 tonnes of ore were processed from the Island Gold Mine at an average recovered grade of 5.71 g/t, and 38,879 ounces of gold were sold at an average price of US$967 (CAN$1,104) per ounce. This compared to 161,320 tonnes at a recovered grade of 7.33 g/t, and gold sales of 38,037 ounces at an average price of US$867 (CAN$924) per ounce in 2008. Recovered grades at the Island Gold Mine were lower in 2009 versus 2008. While higher than expected dilution, particularly in the first half of the year, was a contributing factor to this discrepancy, Island Gold Mine also processed significantly more low-grade development ore than budgeted.

	Year ended		Year ended		Year ended
	December 31,		December 31,		December 31,
		2009		2008		2007

Precious metals revenues
(thousands of CAN$)		$42,935		$35,163		$5,696

Tonnes processed		211,773		161,320		35,202
Head Grade (g/t)		6.04		7.65		6.84
Gold recovery (%)		94.52		95.83		94.36
Recovered grade (g/t)		5.71		7.33		6.45
Ounces sold		38,879		38,037		7,302

Data per ounce of gold sold	US$	CAN$	US$	CAN$	US$	CAN$
Cash cost	736	841	659	703	621	668
Depreciation and depletion	91	104	94	100	98	105

Total	827	945	753	803	719	773

Average price obtained per ounce	967	1,104	867	924	726	780

C.	Exploration Projects and Other Properties

General

Richmont Mines owns or holds interests in many mining properties at different stages of exploration. However, the Company has determined that none of such properties is significant.

Valentine Lake, Newfoundland, Canada

Location and Access

The Valentine Lake Property is located in Central Newfoundland, 55 km south of the town of Buchans. The property can be accessed by a 75 km long gravel road from Millertown, via the Buchans Highway.

Description of the Property

The Valentine Lake property consists of four grouped mineral exploration licences covering a total area of 13,475 hectares and a total of 539 claims.

Option Agreement

In November 2003, Richmont Mines entered into an option agreement with Mountain Lake Resources Inc. (“Mountain Lake”), under which Mountain Lake was obligated to transfer a 70% interest in the Valentine Lake Property to Richmont Mines if Richmont Mines funded $2.5 million in exploration work on the Valentine Lake Property by October 31, 2007. In 2007, Richmont Mines fulfilled this condition and acquired a 70% interest in the Valentine Lake Property from Mountain Lake. On February 5, 2009, Mountain Lake and Richmont Mines entered into an addendum to the above-described option agreement under which Richmont Mines granted Mountain Lake an option to repurchase Richmont Mines’s 70% interest in the Valentine Lake Property. In consideration for this option, as an option fee, Mountain Lake issued to Richmont Mines 2,500,000 Mountain Lake common shares having a fair value of $650,000, or $0.26 per share. Mountain Lake may exercise the purchase option over a five-year period by making an aggregate of $3,000,000 of option payments to Richmont Mines, and incurring $1,000,000 in exploration and development expenditures at the Valentine Lake Property within such five-year period. Until all such conditions have been met, Richmont Mines will continue to own a 70% interest in the Valentine Lake Property.

On December 23, 2009, Mountain Lake and Marathon PGM Corporation (“Marathon”) announced an option and joint venture agreement granting Marathon sub-option to earn 50% interest in the Valentine Lake Property. Marathon can earn the 50% interest by assisting Mountain Lake in exercising the Richmont Option, through total option payments of $3,000,000 in instalments over the next three years and incurring a total of $3,000,000 in exploration and development expenditures on the Property over the next three years. Marathon has initiated a surface drilling program in the first quarter of 2010.

Wasamac, Quebec, Canada

Location and Access

The Wasamac property is located approximately 15 km southwest of Rouyn-Noranda, Province of Quebec. The property can be reached from Rouyn-Noranda via Highway 117 to the town of Arntfield, and then by a secondary road that leads directly to the property.

Description of the Property

The Wasamac property consists of 3 mining concessions (CM 349, CM 364, and CM 370) and 1 claim which represents a total area of 759.36 hectares in the Beauchastel Township. Richmont Mines owns 100% of the mining concessions relating to the Wasamac property.

2009 Work and Results

In 2009, two drill holes were completed for a total of 513 metres on the Wasamac property. These holes were part of a 3 drill hole campaign that began in 2008. The objective of this campaign was to test geophysical anomalies that could represent conductive horizon with potential economic mineralization. Results were not significant.

In 2010, the Company will re-assess all the geological information of the Wasamac gold project. A drilling program is being planned to target the extensions of known zones within the Wasa shear.

Francoeur Project, Quebec, Canada

Location and Access

The Francoeur property is located approximately 25 km southwest of Rouyn-Noranda, Province of Quebec. The property can be reached from Rouyn-Noranda via Highway 117 to the town of Arntfield, and then by a secondary road from the north that crosses the town of Arnfield and leads directly to the property.

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

Mineral Reserve estimates

The Francoeur Project has total estimated Probable Reserves detailed in the 43-101 compliant technical report, filed on SEDAR on August 5, 2009, and discussed in detail in the press release entitled “Richmont Mines Defines Reserves at its Francoeur Gold Project and Plans Production at an Annual Rate of 35,000 Ounces Starting in 2011” issued by the Company on August 7, 2009.

The reserve calculation of the Francoeur Project was based on the Report prepared by Daniel Adam, P.Geo., Ph.D. and Raynald Vincent, P.Geo., employees of Richmont Mines who are qualified persons as defined by the NI 43-101.

2009 Work and Results

At the end of 2009, 8 out of the mine’s 17 levels had been dewatered, and the surface infrastructure had been fully re-commissioned. The Company expects to begin drift excavation and underground mine preparation work on this property once dewatering of the mine has been completed in the second quarter of 2010.

TABLE OF RESERVES
		December 31, 2009			December 31, 2008
	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces
	(metric)	(g/t Au)	contained	(metric)	(g/t Au)	contained

Island Gold[1]
Proven reserves[2]	387,182	8.46	105,333	308,205	9.08	89,925
Probable reserves[2]	539,961	9.14	158,752	722,982	8.57	199,144
Beaufor Mine
Proven reserves[2]	47,033	6.63	10,021	96,678	7.17	22,287
Probable reserves[2]	118,728	9.07	34,616	147,385	10.03	47,505
Francoeur
Probable reserves[3]	615,664	6.91	136,749	-	-	-

TOTAL GOLD
Proven and probable
reserves	1,708,568	8.11	445,471	1,275,250	8.75	358,861
[1] Richmont Mines holds a 100% interest upon its acquisition of Patricia Mining in December 2008.
[2] In 2009, based on a price of US $850/oz and an exchange rate of 1.00 (in 2008, based on a price of US$785/oz and an exchange rate of 1.00).
[3] In 2009, based on a price of US $800/oz and an exchange rate of 1.00 .

National Instrument 43-101 – Standards of Disclosure of Mineral Projects

Mineral Reserve calculations for the Company’s material properties were established by qualified persons as defined under National Instrument 43-101, and their names are set out in the table below. These reserves estimations were reviewed by Mr. Daniel Adam, Ph.D., P.Geo., Exploration Manager, an employee of Richmont Mines Inc.

Mines	Qualified Persons	Titles
Beaufor Mine	Richard Dubuc, P.Geo.	Chief Geologist, Beaufor Mine
	Jessy Thelland, P.Geo	Geologist, Beaufor Mine
Island Gold Mine	Michel Plasse, P.Geo	Chief Geologist, Island Gold Mine

On the next page you will find a map of the Company’s properties.

Richmont Mines Properties

ONTARIO

1. Island Gold Mine
2. Sewell
3. Cripple Creek

QUÉBEC

1. Francœur
2. Wasamac
3. Camflo Mill
4. Camflo Northwest
5. Beaufor Mine

NEWFOUNDLAND AND LABRADOR

1. Valentine Lake

Gold Marketing and Sales

The profitability of gold mining is directly related to the market price of gold as compared to the cost of production. Gold prices fluctuate widely and are affected by numerous factors, including, without limitation, expectations with respect to the rate of inflation, exchange rates (specifically the U.S. dollar relative to other currencies), interest rates, global and regional political and economic crises and governmental policies with respect to gold holdings by a nation’s central bank. The demand and supply of gold usually affects gold prices but not necessarily in the same manner as supply and demand affect the prices of other commodities. The whole of gold available for sale includes a combination of mine production, stock and gold bullion held by governments, public and private financial institutions, industrial organizations and private individuals. As the amounts produced in any single year account for a small portion of the total available supply of gold, normal variations in current production do not have a significant impact on the supply of gold or on its price.

The following table sets out the annual average gold price (London PM fix) in U.S. dollars over the past five years:

		Exchange
	(US$)	rate[1]	(CAN$)

2005	444	1.21	537
2006	604	1.13	683
2007	695	1.07	744
2008	872	1.07	933
2009	972	1.14	1,108
Source: Bank of Canada

Gold can be easily sold on numerous markets throughout the world and it is not difficult to ascertain its market price at any particular time. Richmont Mines is not dependent upon the sale of its gold to any one customer because of the large number of available gold purchasers.

Richmont Mines may occasionally use put and call options on gold, and forward sales contracts on gold and U.S. dollars. All such contracts are required to be previously approved by the Company’s Board of Directors.

Gold bars are carried between the mills and the refinery by commercial armored truck. These bars are refined at the Royal Canadian Mint of Ottawa refinery under a service contract at competitive rates. Refined metal is sold on the spot market to commercial bullion dealers (or under forward sales contracts if previously approved by the Company’s Board of Directors).

As at December 31, 2009, Richmont Mines had not entered into any gold derivatives contracts.

Governmental Regulation

Richmont Mines’ principal operations are the production of gold from mining development, extraction and processing of minerals, and mining exploration to maintain and increase its ore reserves. These operations are subject to various levels of control and strict government regulations, such as laws and regulations with respect to activities related to natural resources and the protection of the environment. Richmont Mines is not aware of any further legislation or amendments that may have an impact on its operations.

Environmental protection legislation, applicable to the Canadian mining industry mandates high standards for the reduction or elimination of emissions, deposits, and issuance or release into the environment of contaminants caused by the extraction or processing of ore. In addition, certificates of authorization must be obtained in advance for the construction and commercial operation of a mine, plant, concentrator or refinery, since such types of operations that are specific to the mining industry may result in emissions, deposits, issuance or release of contaminants into the environment or may affect the quality of the environment.

Quebec & Ontario

Provincial legislation in Quebec and Ontario with respect to mining matters covers the acquisition and ownership of mining titles, safety standards, royalties and mining taxes. The Mining Act regulates the rehabilitation and restoration of lands affected by mining activities. In Ontario, approval of any plan for the rehabilitation and restoration of land affected by a company’s mining operations must be obtained from the Ministry of Northern Development and Mines (“MNDM”), while in Quebec such approval must be obtained from the Ministère des Ressources naturelles et de la Faune (the Ministry of Natural Resources and Wildlife, the “MRNF”). Companies must comply with the approved plan and provide a financial guarantee to support such compliance.

In Quebec, when a company commences mining operations, it must submit its rehabilitation and restoration plan within one year following the beginning of its activities. In Ontario, a rehabilitation and restoration plan must be approved before the beginning of commercial production; moreover, a local public consultation must also be held.

The MNRW and the MNDM may require or impose additional conditions or obligations before giving their approval to the rehabilitation and restoration plan. Both Ministries may review the financial guarantee if they are of the opinion that the guarantee is insufficient and may require additional guarantees.

The Ministries may enjoin a company that has already ceased its mining operations on a particular site to perform the rehabilitation and restoration work required by the presence of tailings. If the company does not comply with such requirements, the MNRW and the MNDM may have the rehabilitation and restoration work executed by a third party, at the company’s cost.

Richmont Mines does not foresee any specific difficulty in meeting the requirements under the Mining Act (Quebec) and the Mining Act (Ontario).

Richmont Mines holds certificates of authorization issued by the Ministère du Développement durable, de l’Environnement et des Parcs (the Ministry of Sustainable Development, Environment and Parks, the “MDEP”) and by the Ontario’s Ministry of the Environment with respect to its mining operations at the Francoeur Project, at the Beaufor Mine, at the Island Gold Mine and to those of its subsidiary, Camflo Mill Inc.

C.	Organization Structure

See Exhibit 8.1 to this Annual Report.

D.	Property, Plants and Equipment

See Item 4.B. “Business Overview.”

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The discussion and analysis of the operating results and financial position of the Company for the three years ended December 31, 2007, 2008 and 2009 should be read in conjunction with the Company’s consolidated financial statements and the accompanying notes included in this Annual Report. Notice should also be taken of the cautionary statement regarding forward-looking statements on page 1 of this Annual Report, in particular with respect to trend and other forward looking information and disclosure regarding the Company’s contractual obligations.

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

Year ended December 31, 2009 compared to year ended December 31, 2008 (all dollar amounts are in thousands of Canadian dollars unless otherwise stated except for share and per ounce data).

Overview

Gold Prices

The gold market remained very strong in 2009 as the average price rose to approximately US$972 per ounce from an average price of US$872 in 2008. The annual low of US$810 for 2009 occurred in January, a level that was below the 2008 average price per ounce of US$872. Gold prices climbed progressively throughout the year, reaching a high of US$1,212 in the month of December 2009.

The US dollar lost strength against the Canadian dollar throughout 2009 as the effects of the global economic crisis continued to have repercussions on the US economy. The US dollar started the year relatively strong, rising to CAN$1.2723 by the end of February. However beginning in March, the US dollar began a downward trend, and fell to CAN$1.0510 at the end of December 2009. Nonetheless, on an annualised basis, the value of the US dollar increased to an average of CAN$1.1420 in 2009 from an average of CAN$1.0660 in 2008.

Production

Richmont currently produces gold at the Island Gold Mine in Ontario and at the Beaufor Mine in Quebec. As of December 31,2009, the Island Gold Mine had Proven and Probable Reserves of 927,143 tonnes of ore at a grade of 8.86 g/t, for 264,085 ounces of gold. The Beaufor Mine had Proven and Probable Reserves of 165,761 tonnes at 8.38 g/t, for 44,637 ounces of gold.

Island Gold continued to make progress in 2009, its second full year of commercial operation, with annual production levels reaching an average of 610 tonnes per day. However, recovered grades were lower than expected at this mine in 2009. While higher than expected dilution was a contributing factor, the mine also processed significantly more low-grade development ore than budgeted. This had the negative effect of lowering average recovered grades, but conversely also enabled the mine to retrieve gold ounces not included in the reserve base. In addition, the mill was shut down for scheduled maintenance in the fourth quarter of 2009, thereby increasing the ore stockpile to 16,700 tonnes at the end of the year. The Company plans to process this stockpile as it works to achieve higher average mill throughput in 2010.

The Beaufor Mine, which has been in commercial production since 1996, saw production levels decline in 2009, primarily a reflection of lower than forecasted grades in room and pillar stopes. Drilling efforts in 2010 will focus on several areas of interest on the Beaufor property, including one promising area that was identified through a surface drilling exploration program completed in the first quarter of 2010. Richmont remains committed to evaluating all possibilities for this property.

Investments

In 2009, the Company invested $4.3 million in capital expenditures at the Island Gold Mine, reflecting ongoing development costs, refurbishing and acquisition of equipment. The Company invested $1.1 million in mine development and equipment at the Beaufor Mine, and an additional $2.0 million at the Francoeur Project in the re-commissioning of surface infrastructure and ongoing dewatering of the mine. An additional $0.6 million was invested at the Camflo Mill and other corporate installations.

In 2008, the Company invested $3.1 million in plant and equipment at Island Gold Mine to advance production at the mine to current levels. The majority of the other investment in property, plant and equipment was invested at the Camflo Mill and in equipment used at the Golden Wonder project.

Summary of operational and financial results

During 2009, the Company had net earnings of $0.3 million or $0.01 per share, compared with a net profit of $1.6 million or $0.07 per share, in 2008.

The Company’s mining operations generated cash flows of $3.0 million in 2009 compared with $12.1 million in 2008.

At December 31, 2009, Richmont had working capital of $24.9 million compared with $26.8 million at December 31, 2008. The $1.9 million decrease reflects a $4.9 million decrease in cash and cash equivalents, a $1.3 million increase in income taxes and tax credit receivable, a $0.6 million increase in the number of shares of publicly-traded companies held after receipt of common shares of Mountain Lake Resources Inc., and to a $1.4 million increase in ore inventories.

Changes in accounting policies

Mining exploration costs

In March 2009, the Canadian Institute of Chartered Accountants (”CICA”) issued Emerging Issues Abstract EIC-174, “Mining exploration costs”. This new abstract provides additional guidance for mining exploration enterprises when an impairment test is required. The adoption of EIC-174 did not have a significant impact on the Company’s consolidated financial statements nor on its comparative data.

Financial instrument disclosures

During 2009, in accordance with the applicable transitional provisions, the Company adopted revised section 3862 of the CICA Handbook, “Financial Instruments-Disclosures”. This section was amended to enhance disclosures about fair value measurements and the liquidity risk of financial instruments. All financial instruments recognized at fair value on the Consolidated Balance Sheet must be classified in three fair value hierarchy levels, which are as follows:

Level 1:	valuation based on quoted prices (unadjusted) observed in active markets for identical assets or liabilities;

Level 2:	valuation techniques based on inputs other than quoted prices in active markets that are either directly or indirectly observable;

Level 3:	valuation techniques with significant unobservable market inputs.

The results of the application of these new standards are included in note 17, and their application did not have a significant impact on the Company’s consolidated financial statements.

Financial instruments – recognition and measurement

On January 1, 2009, in accordance with the applicable transitional provisions, the Company adopted revised section 3855 of the CICA Handbook, “Financial Instruments – Recognition and measurement”. The revised standard changes the categories into which debt instruments are required or permitted to be classified and eliminates the distinction between debt securities and other debt instruments. The adoption of this standard did not have any impact on the financial statements of the Company.

Future Accounting Pronouncements

Business combinations, consolidated financial statements and non-controlling interests

In January 2009, CICA issued section 1582, “Business Combinations”, which replaces section 1581 of the same name, and sections 1601, “Consolidated Financial Statements” and 1602, “Non-Controlling Interests”, which together replace section 1600, “Consolidated Financial Statements”. These new sections harmonize significant aspects of Canadian accounting standards with the International Financial Reporting Standards (“IFRS”) that will be mandated for entities with fiscal years beginning on or after January 1, 2011.

Section 1582 requires that all business acquisitions be measured at the fair value of the acquired entity at the acquisition date even if the business combination is achieved in stages. The section also establishes new guidance on the measurement of consideration given and the recognition and measurement of assets acquired, and liabilities assumed, in a business combination. Furthermore, under this new guidance, acquisition costs, which were previously included as a component of the consideration given, and any negative goodwill resulting from the allocation of the purchase price, which was allocated as a reduction of non-current assets acquired under the previous standard, will be recorded in earnings in the current period. This new section will be applied prospectively and will only impact the Company’s consolidated financial statements for future acquisitions concluded in periods subsequent to the date of adoption.

Sections 1601 and 1602 dealing with consolidated financial statements require an entity to measure a non-controlling interest upon acquisition either at fair value or at the non-controlling interest’s proportionate share of the acquirer’s identifiable net assets. The new sections also require non-controlling interests to be presented as a separate component of shareholders’ equity.

The new standards will apply as of the beginning of the first annual reporting period beginning on or after January 1, 2011, with simultaneous early adoption permitted. The Company is currently assessing the impact of these new sections on its consolidated financial statements.

International accounting standards

In February 2008, the Accounting Standards Board (“AcSB”) announced that generally accepted accounting principles in Canada (“GAAP”) are to converge with IFRS and that public companies will be required to present their financial statements, with comparative data, under these standards for fiscal years beginning on or after January 1, 2011. IFRS uses a conceptual framework similar to Canadian GAAP, but there are significant differences in recognition, measurement and disclosure requirements.

The Company has developed an IFRS conversion plan. The conversion project is progressing according to plan, and the Company foresees that it will be completed by the anticipated date of turnover to IFRS on January 1, 2011.

Staff with the appropriate qualifications and experience have been assigned to the project. Moreover, these persons regularly attend thorough training sessions in order to follow the changes brought forth to IFRS in constant evolution. This team conducts technical research, provides issue identification and formulates recommendations to management who will then transmit the information to the audit committee.

The Company has completed phase 1 of the conversion plan, diagnosis, which included a thorough examination of the differences between Canadian GAAP and IFRS, as well as a study of possible options to be adopted. The differences between Canadian GAAP and IFRS that have been identified as significant to the Company are explained below. The list and comments below should not be regarded as a complete list of changes that will result from the transition to IFRS. It is intended to highlight those areas the Company believes to be most significant. On the other hand, the present IFRS may undergo modifications, following recommendations made by the International Accounting Standards Board (“IASB”), the organization responsible for continuous updates of the IFRS. The Company actively monitors the IASB’s schedule of projects, giving consideration to any proposed changes, where applicable, in its assessment of differences between IFRS and Canadian GAAP. As a result of certain proposed changes to IFRS, together with the current stage of the Company’s IFRS project, at this time the Company cannot reasonably quantify the full impact that adopting IFRS will have on the Company’s financial position and future results.

Property, Plant & Equipment

International Accounting Standard (“IAS”) 16 “Property, Plant & Equipment” and Canadian GAAP contain the same basic principles, however there are some differences. IFRS require that significant parts of an asset be depreciated separately and that depreciation commences when the asset is available for use. Based on our latest analysis, this requirement is not expected to have a material impact on the Company’s financial results. IFRS also permit property, plant and equipment to be measured using the fair value model or the historical cost model. The Company is not planning on adopting the fair value measurement model for its property, plant and equipment. The Company will continue to measure its property, plant and equipment at amortized cost.

Impairment of Assets

Impairments under IAS 36 “Impairment of Assets” are based on discounted cash flows. Under Canadian GAAP, if an asset’s estimated undiscounted future cash flows are below its carrying amount, a write-down is required and is determined as the amount by which the carrying amount exceeds the discounted cash flows. There is no undiscounted test under IFRS. This may result in more frequent write-downs where carrying values of assets were previously supported under Canadian GAAP on an undiscounted cash flow basis, but could not be supported on a discounted cash flow basis.

In addition, under IAS 36 a favourable change in circumstance that resulted in impairment of an asset, other than goodwill, would trigger the need to recalculate the amount of impairment, with any reversal being recognized in income to the extent the asset had previously been impaired. Under Canadian GAAP, impairments are not reversed.

Based on our latest analysis, this requirement is not expected to have a material impact on the Company’s financial results.

Provisions

IAS 37 “Provisions, Contingent Liabilities and Contingent Assets” requires a provision to be recognized when: (i) there is a present obligation as a result of a past transaction or event, (ii) it is probable that an outflow of resources will be required to settle the obligation, and (iii) a reliable estimate can be made of the obligation. “Probable” in this context means more likely than not. Under Canadian GAAP, the criterion for recognition in the financial statements is “likely” which is a higher threshold than “probable”. However, the Company does not believe this will impact its financial results.

Other differences exist in relation to the measurement of provisions. IFRS require that changes to timing, cash flow estimates and discount rates be applied prospectively. Under Canadian GAAP, changes to discount rates in the case of asset retirement obligations apply only to the additional increase to liability and not to the entire liability. The Company is currently assessing the impact of this difference to its asset retirement obligations.

Share-Based Payments

IFRS 2 "Share-based Payment" requires that stock options that may be sequentially acquired, be measured and recognized for each distinct instalment of equity acquisition. The Company's policy consisted of determining a single value for all options granted, regardless of equity acquisitions, and of recognizing in a linear manner the entire grant, as permitted under GAAP. Moreover, IFRS 2 requires that expected forfeitures be accounted for in the recognition of compensation cost, whereas currently, forfeitures are recognized when they occur. The Company is currently assessing the impact of this difference on its financial results.

Retrospective Application

Most of the adjustments required upon conversion to IFRS will be made retrospectively, relative to the opening balance of retained earnings in the first comparative balance sheet. However, IFRS 1 "First-time adoption of International Financial Reporting Standards" provides a certain number of optional exemptions to general requirements for entities adopting IFRS for the first time. Here are the exemptions that impact the Company and decisions made regarding their application:

Under IFRS 3, recognition of business combinations differs in certain aspects from GAAP.  For example, under IFRS 3, acquisition costs must be removed from the acquisition price, resulting in future values that differ from those under GAAP. An exemption under IFRS 1 makes it possible to avoid restatement of business combinations that took place prior to the date of turnover to IFRS. The Company has decided not to restate business combinations that took place prior to January 1, 2008.

Under IFRS 1, it is possible to restate the amount recorded for share options only for those options still in effect at the date of turnover. However, the Company has decided to restate all stock options issued.

As mentioned above, IAS 37 requires a different assessment of asset retirement obligations. As permitted under IFRS 1, the Company has decided not to retroactively restate liabilities relating to dismantling, which will enable it to avoid restating amortization of property, plant and equipment, as well as accretion expenses for all previous years, and instead to make the adjustment as at January 1, 2010, if needed, directly in equity.

IFRS 1 permits the reclassification of a financial instrument previously classified as an available-for-sale financial asset as a held-for-trading financial asset. The Company has decided not to modify the previously established classification.

The Company is presently working on the implementation of phase 2 of its conversion plan, which is to determine the impact of the differences between GAAP and IFRS. This step will determine the repercussions of the transition, so that solutions to address differences identified in phase 1 can be designed and developed.

As a starting point, the Company will extend its opening balance sheet as of January 1, 2010. Subsequently, a model of IFRS financial statements, including notes, will be developed, and the Company will assess the impact of the adoption of the IFRS on information technology and data systems. Based on analyses conducted to date, the accounting system will be extended to allow the production of multiple financial statements compliant with GAAP and IFRS, in order to facilitate the requirement, in 2010, of presenting financial information under GAAP and also providing financial information under IFRS. Other foreseen changes to the information system include the ability to enter new data, to create and to delete accounts, changes to the current systems that relate to certain calculations and other revisions to the accounting software in order to meet IFRS requirements concerning recognition and presentation of information. For all the identified accounting changes, the Company will also assess the design impact and the effectiveness of its internal accounting controls. According to a preliminary examination of accounting controls, the Company does not foresee material changes to its internal controls.

These changes will come into effect in phase 3 of the plan, that is, during implementation of the conversion. The changes identified in phase 2 will be implemented and tests will be carried out to ensure that differences are resolved before the turnover date. Subsequently, the Company will be able to develop its first IFRS compliant interim financial statements and accompanying notes for the quarter ending March 31, 2011.

Revenue

Precious metal revenue – Revenue for fiscal 2009 was $71.9 million, up slightly from last year’s $70.6 million. Net income for the year was $0.34 million, or $0.01 per share, below last year’s $1.6 million, or $0.07 per share. Total annual precious metal revenue was flat at $66.2 million in 2009 compared with 2008, as the higher average gold sales price realized in Canadian dollars offset the decline in the number of gold ounces sold in the year. More precisely, 59,733 ounces of gold were sold in 2009 at an average price of US$969 (CAN$1,107) per ounce, versus gold sales of 70,945 ounces in 2008 at an average price of US$876 (CAN$934) per ounce. In 2007, total revenue was $38.1 million and net income was $6.7 million, or $0.28 per share, which included an $8.1 million gain stemming from the disposal of mining assets. A total of 46,193 ounces of gold were sold in 2007, at an average price of US$699 (CAN$751) per ounce.

Other revenue – Other revenue totalled $5.7 million in 2009, up 32% compared with 2008 results, reflecting higher custom milling revenue at the Camflo Mill offset by lower interest revenue. In 2009, Richmont processed 165,788 tonnes of custom milling ore at the Camflo Mill, more than the double of the number of tonnes of custom milling ore processed in 2008. Other revenue of $4.4 million in 2008 increased $1.0 million year-over-year, a result of higher custom milling revenue at the Camflo Mill and a foreign exchange gain.

Expenses

Operating costs – Operating costs, including royalties, increased 13% year-over-year in 2009 to $50.3 million, as the cost of processing a higher level of tonnage from Island Gold more than offset the lower cost level associated with a decrease in the tonnage processed from Beaufor. A total of 313,366 tonnes of ore were processed in 2009, up 13% over the 276,994 tonnes in 2008. On a segmented basis, operating costs for Island Gold increased 22% to $32.7 million in 2009, while operating costs at Beaufor declined slightly year-over-year to $17.6 million. The average cash cost of production increased to US$737 (CAN$842) per ounce in 2009, from US$590 (CAN$629) per ounce in 2008, primarily a reflection of the lower recovered grades at both operating mines.

Royalties – The amount of royalties paid out in 2009 declined slightly to $1.56 million, from $1.59 million in 2008. The Company pays a 3% net smelter return (NSR) royalty on gold production at the Island Gold Mine, and royalties of $30.00 per ounce on 50% of the ounces produced at the Beaufor Mine. The lower royalty payments of $0.6 million in 2007 versus $1.59 million in 2008, reflect the fact that production at Island Gold began only in October 2007.

Custom milling - In 2009, Richmont processed 165,788 tonnes of custom milling ore at the Camflo Mill, more than the double of the number of tonnes of custom milling ore processed in 2008. Revenues from custom milling are presented under the caption “Other revenues” in the consolidated financial statements of the Company included in this Annual Report.

Administration – In 2009, administrative expenses levels were essentially unchanged from 2008. A decrease in stock-based compensation, which is a non-cash expense, was offset by a slight increase in other administration expenses. Of the 490,000 options granted in 2009, 150,000 options were renewals of expired options to a director, 165,000 options were granted to a new director and to new employees, and the balance of 175,000 options were new options issuanced to officers and one employee.

Exploration and project evaluation – As in previous years, Richmont Mines continued its investments related to exploration and project evaluation. These expenses decreased from $10.5 million in 2008 to $7.1 million in 2009, as detailed in the table below.

Investments for exploration and project evaluation

	2009	2008
	$	$
Exploration costs - Mines
Island Gold Mine	3,136	2,293
Beaufor Mine	3,006	2,921
Francoeur/Wasamac properties	1,938	184
Golden Wonder property	-	4,202
Valentine Lake property	-	347
Camflo Northwest property	-	-
Other properties	28	20
Project evaluation	305	373

	8,413	10,340

Exploration tax credits	(1,347)	(643)
Reversal of exploration tax credits recorded in 2007	-	850

	7,066	10,547

Accretion expense of asset retirement obligations – This charge was $0.24 million in 2009, compared with $0.18 million in 2008. The Company’s production and exploration activities are subject to various federal and provincial laws and regulations governing the protection of the environment. These laws and regulations are continually changing and are generally becoming more restrictive. The Company conducts its operations so as to protect public health and the environment. The Company has therefore recorded the asset retirement obligations of its mining sites based on management’s best estimate of the future costs. Such estimates are, however, subject to change based on modifications to laws and regulations or as new information becomes available.

Depreciation and depletion – The amounts related to depreciation and depletion totalled $5.7 million in 2009, representing a slight increase from 2008. The increase is attributable primarily to the decrease in the Beaufor and Island Gold properties’ Mineral Reserves, and the decrease in gold sales, which were 59,733 ounces in 2009, compared with 70,945 ounces in 2008.

Loss on disposal of mining assets – The disposal of mining assets of the Valentine Lake Property contributed to the majority of the gain of $0.6 million in 2009. On February 11, 2009, the Company entered into an agreement with Mountain Lake Resources Inc. (“Mountain Lake”) in which it granted Mountain Lake an option to purchase Richmont’s 70% interest in the Valentine Lake Property located in Central Newfoundland. Mountain Lake currently owns a 30% interest in the Property. Mountain Lake, as an option fee, issued, in April 2009, 2,500,000 of its common shares to the Company for a fair value of $650 or $0.26 per share.

Mining and income taxes

2009 mining and income tax expense totalled $1.5 million, based on pre-tax earnings of $1.8 million. The Company recorded a $1.2 million tax charge in order to benefit from an exploration credit of the same amount. This credit was applied against exploration expenses. The mining and income taxes also include a $0.1 million reduction of future mining taxes due to reductions in liabilities for future mining taxes.

For fiscal 2008, mining and income tax expenses included a credit of $1.2 million as a result of a reclassification of exploration tax credits from previous years. When the Company filed its 2007 income tax declarations, the Company reduced its current taxes by using carried forward fiscal expenses instead of using exploration tax credits, as it was planned and recorded on December 31, 2007. This change in fiscal planning increased exploration expenses by $0.85 million, and also increased investment in property, plant and equipment by $0.35 million. The mining and income taxes also include a mining duties expense of $0.2 million from the previous year, and exploration tax credits of $0.6 million recorded against exploration expenses instead of mining and income taxes. The future income tax credit of $0.4 million was mainly due to a reduction in liabilities for future mining taxes.

Net earnings

Net earnings in 2009 were $0.3 million, or $0.01 per share, compared with net earnings of $1.6 million, or $0.07 per share in 2008, as a 19% increase in the selling price per ounce in Canadian dollars mitigated a 16% decrease in ounces of gold sold. Conversely, lower exploration and project evaluation costs combined with decreased minority interest did not offset higher mining and income taxes and operating costs, which stemmed from a combination of a 13% increase in the number of tonnes being processed and lower recovered grades at both operating mines.

Balance sheet

Assets

The total assets of Richmont Mines increased from $82.9 million as at December 31, 2008, to $85.2 million at the end of 2009.

At December 31, 2009, Richmont had working capital of $24.9 million compared with $26.8 million at December 31, 2008. The $1.9 million decrease reflects a $4.9 million decrease in cash and cash equivalents, a $1.3 million increase in income taxes and tax credit receivable, a $0.6 million increase in the number of shares of publicly-traded companies held after reception of common shares of Mountain Lake Resources Inc., and to a $1.4 million increase in ore inventories.

Liabilities

The amount of liabilities of the Company was $17.2 million as at December 31, 2009, compared with $15.9 million at December 31, 2008, and is composed of short-term liabilities, asset retirement obligations, the minority interest and future mining and income taxes. Richmont Mines has no long-term debt.

Asset retirement obligations

Richmont Mines must evaluate on a periodic basis the assumptions used in the calculation of the asset retirement obligations related to eventual closure of its mining sites. At the end of the fiscal year ended December 31, 2009, the Company had the following financial legal obligations:

	Total amount of the estimated cash flow	Cash flow payment schedule	Credit-adjusted risk-free rate
	$		%

Beaufor Mine	604	2012	4.0 and 5.5
Island Gold Mine	1,190	2015	4.0 and 5.5
Camflo Mill	4,080	2016	5.5
Francoeur property	636	2016	4.0 and 5.5

	6,510

Future mining and income taxes

Note 8 of the Company’s consolidated financial statements included in this Annual Report provides detailed information about tax reconciliation as well as future income tax assets and liabilities.

Non-refundable provincial tax credits of $4.8 million and non-refundable federal tax credits of $3.3 million, which may be used within the next ten to twenty years to reduce income taxes otherwise payable, have not been accounted for by the Company.

At December 31, 2009, the Company has net operating federal and Ontario, Quebec losses carry forwards of approximately $7.0 million, and $8.4 million respectively, which expire at various dates through 2029.

Shareholders’ equity

Shareholders’ equity totalled $68.0 million as at December 31, 2009, compared with $67 million as at December 31, 2008.

At December 31, 2009, Richmont Mines had 26,103,656 shares outstanding and 2,480,000 options granted under its stock-purchase plan compared with 26,113,156 shares outstanding and 2,308,000 options granted at December 31, 2008.

Commitments and contingencies

The Company is subject to royalty payments on 50% of the Beaufor Mine’s production, at a rate of $30 per ounce produced, a 3% royalty per ounce produced at the Island Gold Mine, and on other properties if such other properties are brought into commercial production which are detailed under “Item 4. INFORMATION ON THE COMPANY – Business Overview – Mineral Royalties”.

On February 11, 2009, the Company entered into an agreement with Mountain Lake Resources Inc. (“Mountain Lake”) which granted Mountain Lake an option to purchase Richmont’s 70% interest in the Valentine Lake Property located in Central Newfoundland. Mountain Lake currently owns a 30% interest in the Property. In April 2009, Mountain Lake, as an option fee, issued, 2,500,000 common shares of Mountain Lake to Richmont for a fair value of $0.65 million, or $0.26 per share.

Mountain Lake may exercise the option over a five-year period by making option payments to Richmont for an additional $3.0 million and by incurring $1.0 million in exploration and development expenditures on the Property within that timeframe. The option payments may be in cash, or 50% in cash and 50% in Mountain Lake common shares, at the sole election of Mountain Lake. The option payments can be made in instalments by the second, third, and fourth years of the five-year period. During the option period, $0.5 million of the exploration and development expenditures must be incurred by the end of the second year and the remaining $0.5 million must be incurred by the end of the fifth year.

The Company is committed, under a lease expiring in November 2014, to pay a sum of $0.3 million for office space. Minimum lease payments for the next five years amount to $0.06 million annually.

Critical accounting estimates

The preparation of financial statements requires the use of estimates and the formulation of assumptions that have a significant impact on revenue and expenses as well as on the amounts of assets and liabilities. The following factors represent the estimates that management considers the most significant, and for which the actual amounts may differ considerably thereby affecting operating results.

Mineral reserves

The main parameters used to determine the Mineral Reserves of Beaufor Mine and Island Gold Mine are the following:

	2009	2008

Gold (US$/ounce)	850	785
Exchange rate (US$/CAN$)	1.00	1.00
Gold (CAN$/ounce)	850	785

The mineral reserves of the Francoeur Project were prepared in August 2009 using a gold price of US$800 and an exchange rate of 1.00.

Property, plant and equipment

The costs related to the development of a mining property are capitalized at the time when the property shows potential of profitability and reserves have been established. When commercial production begins capitalized development costs and construction costs are amortized over the mineral reserves of the deposit. The mineral reserves are estimated by professional geologists and engineers according to industry standards and the estimated future prices of metals, operating costs and technical parameters. The annual tests for depreciation are carried-out by using the same parameters and the estimated residual value of the equipment. Changes to any key assumption estimate may result in a considerable reduction of mineral reserves, which could have a negative impact on the book value of these properties, plants and equipment.

For 2010, the assumption used in the asset valuation process was a price of CAN$1,000 per ounce of gold. For 2011 to 2014, a price of CAN$876 per ounce of gold was used in order to estimate future revenue. This cost is based on a December 2009 survey of mining companies carried out by an accounting firm.

Depreciation and Depletion

The Company uses the units-of-production method for the depreciation and depletion of property, plant and equipment at mine sites based on Proven and Probable Reserves. Any significant changes in the reserves could impact the amount of annual depreciation and depletion.

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

Future mining and income taxes

The Company accounts for mining and income taxes under the asset and liability method. Under this method, future tax assets and liabilities are recognized for the tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using current tax rates or tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The impact of a change in tax rates on future tax assets and liabilities is recognized in the statement of earnings in the year in which the revised tax rate comes into effect.

Reconciliation of total cash cost per ounce to production costs:

(in thousand $ other than exchange rate data)	2009	2008	2007

Operating costs per consolidated statements of earnings (CAN$)	48,751	42,998	24,199
Royalties per consolidated statements of earnings (CAN$)	1,563	1,591	565
Cash costs (CAN$)	50,314	44,589	24,764
Ounces of gold sold	59,733	70,945	46,193
Total cash cost in CAN$/per ounce	842	629	536
Average exchange rate (US$/CAN$)	1.1420	1.0660	1.0748
Total cash cost in US$/per ounce	737	590	499

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

Richmont produces gold at the Island Gold Mine in Ontario and at the Beaufor Mine in Quebec. As at December 31, 2008, the Island Gold Mine had proven and probable reserves of 1,031,187 tonnes of ore at a grade of 8.72 g/t, for 289,069 ounces of gold. As at December 31, 2008, the Beaufor Mine had proven and probable reserves of 244,063 tonnes of ore at 8.89 g/t, for 69,792 ounces of gold. As at December 31, 2008, total proven and probable reserves at both operations were 358,861 ounces of gold. Richmont Mines has a 100% equity interest in the Island Gold Mine since the acquisition of Patricia Mining in December 2008.

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

The Beaufor Mine, which has been in commercial production since 1996, had strong performance in 2008 despite the fact that the cash cost per ounce increased during 2008 compared with 2007, due primarily to increased definition drilling and higher mining and milling costs.

Investments

In 2008, the Company invested $3,079 in plant and equipment at Island Gold Mine to advance production at the mine. The majority of the other investment in property, plant and equipment was invested at the Camflo Mill and in equipment used at the Golden Wonder project.

In 2007, the Company invested $21,270 at Island Gold Mine mainly in development costs. This investment was reduced by the application of $16,775 in proceeds from precious metal sales during development activities. At the Beaufor Mine, the Company invested $1,060, mainly to replace the headframe structure.

Summary of operational and financial results

During 2008, the Company had a net profit of $1,635 or $0.07 per share, compared with a net profit of $6,671 or $0.28 per share, in 2007.

The Company’s mining operations generated cash flows of $12,117 in 2008 compared with $5,999 in 2007.

The Company had no long-term debt and possessed working capital of $26,753 as at December 31, 2008 compared with no long-term debt and $33,970 of working capital as at December 31, 2007. The $7,217 decrease is attributed to a $2,975 decrease in cash and cash equivalents and short-term investments related to the Company’s acquisition of Patricia Mining in December 2008, a $1,061 increase in mining and income taxes payable mainly due to federal and mining taxes of $1,207 applicable to the Company’s subsidiary, Louvem Mines Inc., along with higher accounts payable and accrued charges of $1,907. In addition, last year’s accounts receivable balance included an amount of $1,500 that was reimbursable from Patricia Mining, its minority partner until the recent acquisition. The Company believes that it would have access to other sources of financing if additional capital became necessary to finance its operations.

Changes in accounting policies

Inventories

On January 1, 2008, in accordance with the applicable transitional dispositions, the Company adopted the CICA Handbook Sections 3031, “Inventories”, which replaces Section 3030 carrying the same title and harmonizes the Canadian standards related to inventories with IFRS. Section 3031 provides changes to the measurement and more extensive guidance on the determination of cost, including allocation of overhead; it reduces the number of methods available to determine cost; it requires impairment testing; and it expands the disclosure requirements to increase transparency. The adoption of this standard did not have a significant impact on the Company’s consolidated financial statements and on comparative data.

Capital disclosures

On January 1, 2008, in accordance with the applicable transitional dispositions, the Company adopted Section 1535 of the CICA Handbook, “Capital disclosures”. This section establishes standards for disclosing information about an entity’s capital and how it is managed: i) qualitative information about the Company’s objectives, policies and processes for managing capital, ii) quantitative data about what the Company regards as capital, iii) the fact that the Company has complied with any external capital requirements, and iv) if it has not complied, the consequences of such non-compliance. As a result of the adoption of this standard, note 16 to the Company’s financial statements included in this Annual Report has been added to the Company’s consolidated financial statements. The adoption of this standard did not have a significant impact on the consolidated financial statements and on comparative data.

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

As at December 31, 2008, the Company was finalising the first phase of its IFRS conversion, consisting of a preliminary study of its existing financial information and identifying the main sectors where IFRS might have an impact. Throughout fiscal year 2009, in its MD&A and quarterly reports, the Company have been reporting on the progress of its IFRS implementation plan. See section “Future accounting Pronouncements” for more details.

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

Asset retirement obligations

Richmont Mines must evaluate on a periodic basis the assumptions used in the calculation of the asset retirement obligations related to eventual closure of its mining sites. At the end of the fiscal year ended December 31, 2008, the Company had the following financial legal obligations:

	Total amountof the estimated cash flow $	Cash flow payment schedule	Credit-adjusted risk-free rate %

Beaufor Mine	391	2012	5.5
Camflo Mill	3,121	2012	5.5
Island Gold Mine	945	2013	5.5
Francoeur property	193	2012	5.5

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

Mineral reserves

The main parameters used to determine the mineral reserves are the following:

	2008	2007

Gold (US$/ounce)	785	650
Exchange rate (US$/CAN$)	1.00	1.00
Gold (CAN$/ounce)	785	650

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

Reconciliation of total cash cost per ounce to production costs:

(in thousand $)	2008	2007

Operating costs per consolidated statements of earnings (CAN$)	42,998	24,199
Royalties per consolidated statements of earnings (CAN$)	1,591	565
Cash costs (CAN$)	44,589	24,764
Ounces of gold sold	70,945	46,193
Total cash cost in CAN$/per ounce	629	536
Average exchange rate (US$/CAN$)	1.0660	1.0748
Total cash cost in US$/per ounce	590	499

A.	Liquidity and Capital Resources (all dollar amounts are in thousands of Canadian dollars)

At December 31, 2009, Richmont had working capital of $24,936 compared with $26,753 at December 31, 2008. The $1,817 decrease reflects a $4,882 decrease in cash and cash equivalents, a $1,262 increase in income taxes and tax credit receivable, a $620 increase in the number of shares of publicly-traded companies held after reception of common shares of Mountain Lake Resources Inc., and to a $1,300 increase in ore inventories.

As at December 31, 2009, the Company had $106 in deposits restricted with Quebec’s government and a credit facility is available to the Company in the amount of $3,000 for the issuance of letters of credit as guarantees for the settlement of asset retirement obligations. The credit facility has a fixed fee of 0.85% (0.75% in 2008). The following table provides the allocation of deposits restricted and letters of credit issued as at December 31, 2009:

	2009	Date of
	$	renewal
Deposits restricted
Beaufor Mine	52
Francoeur Property	54
	106
Letters of credit
Camflo Mill	1,332	January 20, 2010
Island Gold Mine (Kremzar property)	590	January 26, 2010
Island Gold Mine (Lochalsh property)	184	January 5, 2010

	2,106

As at December 31, 2008, the Company had guaranteed the restoration of its mining sites by the pledge of letters of credit amounting to $1,539 and the Island Gold property has been pledged to the Ontario Ministry of Northern Development and Mines in the amount of $578.

Cash flow from operating activities

Cash flow from operations decreased from an earning of $12,117 in 2008 to an amount of $2,967 in 2009.

Cash flow used in investing activities

In 2009, a total of $4,318 was allocated to the Island Gold Mine, $1,092 for the Beaufor Mine and $1,976 for the Francoeur Project. Cash flow used in investing activities decreased from $10,647 in 2008 to an amount of $7,794 mainly due to the acquisition of Patricia Mining Corp. in 2008 for $6,984 and increase investment in Francoeur Project.

Cash flow from financing activities

The Company issued 34,000 common shares during 2009 and 9,000 common shares during 2008 in connection with the exercise of options, for a total cash consideration of $82 and $25, respectively. In 2007, the Company issued 102,000 common shares in connection with the exercise of options, for a total cash consideration of $183.

In December 2008, the Company had made a normal course issuer bid to purchase its outstanding common shares. The Company could purchase between December 5, 2008 and December 4, 2009, up to 1,188,000 common shares, representing approximately 5% of the 23,776,653 common shares of the Company issued and outstanding on November 21, 2008.

In 2009, the Company redeemed and cancelled 43,500 common shares (296,200 in 2008 and 229,000 in 2007) for $137 in cash ($768 in 2008 and $658 in 2007). This transaction increased the deficit by $29 ($84 in 2008 and $77 in 2007) and increased the contributed surplus by $0 ($69 in 2008 and $0 in 2007).

B.	Research and Development, Patents and Licenses, etc.

None.

C.	Trend Information

See discussions in Parts A and B of Item 5 “Operating Results and Financial Review and Prospects”.

D.	Off-Balance Sheet Arrangements

The Company does not have any off-balance-sheet arrangements.

E.	Tabular Disclosure of Contractual Obligations

As of December 31, 2009, the Company had the following long-term liabilities required to be reflected on the Company’s balance sheet under Canadian generally accepted accounting principles.

	Payments due by period (in thousand $)
		Less than			More than
Contractual obligations	Total	1 year	1-3 years	3-5 years	5 years
Asset retirement obligations	$6,510	-	$604	$1,190	$4,716

As of December 31, 2009, the Company had no long-term debt obligations, capital lease obligations, operating lease obligations or purchase obligations.

In 2009, cash payment schedules with respect to the Company’s asset retirement obligations for the above described asset retirement obligations were revised from 2012 to 2016 for the Camflo Mill and Francoeur property and from 2013 to 2015 for the Island Gold Mine. Payment schedule with respect to the Company’s asset retirement obligations for the Beaufor Mine is 2012.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The names, offices, principal occupations, length of service and share ownership of the directors and senior management of the Company are as follows:

Name and Municipality of Residence	Office held with the Company	Principal Occupation	Director or Officer since	Number of shares owned on April 27, 2010[1]	Number of options held on April 27, 2010

H. Greg Chamandy Westmount (QC) Canada	Chairman of the Board	Businessman [2]	May 14, 2009	5,013,254 [3]	105,000

Denis Arcand [4] Brossard (QC) Canada	Vice- Chairman of the Board	Businessman [5]	Sept. 28, 1995	36,348	130,000

Martin Rivard Rouyn-Noranda (QC) Canada	President, Chief Executive Officer and Director	President and Chief Executive Officer of Richmont Mines[6]	Oct. 1, 2005	1,030,000 [7]	375,000

Réjean Houle [8] Montréal (QC) Canada	Director	Ambassador, Canadien Hockey Club Inc.	Jan. 27, 1989	39,000	130,000

Raynald Vézina, Eng. [4,9] Québec (QC) Canada	Director	Mining Consultant [10]	Oct. 30, 2006	5,000	100,000

Elaine Ellingham, Eng [9] Toronto (ONT) Canada	Director	President of Ellingham Consulting Ltd.	February 4, 2010	-	80,000

Sam Minzberg [11] Westmount (QC) Canada	Director	Partner, Davies Ward Phillips & Vineberg LLP	February 4, 2010	-	80,000

Name and Municipality of Residence	Office held with the Company	Principal Occupation	Director or Officer since	Number of shares owned on April27, 2010[1]	Number of options held on April 27, 2010

Jean-Pierre Ouellet[8,13] Outremont (QC) Canada	Director	Venture partner, St. Lawrence Capital LP and company director	February 4, 2010	-	80,000

Christian Pichette Brossard (QC) Canada	Vice President, Operations	Vice President, Operations of Richmont Mines	October 6, 2005	4,500	275,000

Nicole Veilleux, CA Rouyn-Noranda (QC) Canada	Financial Director	Financial Director of Richmont Mines	March 1, 2006	5,000	115,000

Sidney Horn [14] Outremont (QC) Canada	Corporate Secretary	Lawyer, Stikeman Elliott	December 15, 2009	-	80,000

Sandra Cauchon Rouyn-Noranda (QC) Canada	Assistant Corporate Secretary	Lawyer of Richmont Mines	February 24, 2009	500	12,000

1	As the Company has no direct knowledge of the number of shares controlled by the above-mentioned directors and officers, the information was provided by each of them.
2	Since 2004, Mr. Chamandy has been Co-Chairman of the Board of Directors of Liquid Nutrition Inc., a company which specializes in the sale of natural drinks and products. M. Chamandy is also the Chairman of the Board of Directors and Founder of Oxbridge Private Wealth Management Inc., a mutual fund corporation that plans to begin its operations in June of 2009. He has been Chairman of the Board of Directors of Oxbridge Bank and Trust SCC since 2005.
3	Of this number, 4,020,854 and 32,000 common shares are held respectively by Oxbridge Bank & Trust SCC, an entity ultimately controlled by Mr. Chamandy, and Ms. Chantal Condoroussis, Mr. Chamandy’s spouse.
4	Member of the Audit Committee
5	Mr. Arcand is a Fellow of the Investment Dealers Association of Canada, having begun his career as a sales representative with Nesbitt Thomson in 1966. From 1972 to 1988, he held various positions with the investment dealer Bell Gouinlock Ltd., most notably being responsible for its Montréal office as Director and Vice-President. He was also responsible for its corporate finance department.
6	Mr. Rivard is also President & Chief Executive Officer and a member of the Board of Directors of Louvem and a member of the Board of Directors of MISA, a group of private companies and public and parapublic organizations whose goal is to insure the vitality and durability of the Quebec mining industry.
7	Of which number, 1,000,000 common shares are held by Les Entreprises Trémoy Ltée, Mr. Rivard being director, officer and holder of 50 % of the voting shares thereof.
8	Member of the Compensation Committee
9	Member of the Corporate Governance and Ethics Committee
10	Mr. Vézina is also Chairman of the Board of Directors of MISA.
11	Chairman of the Compensation Committee
12	Chairman of the Audit Committee
13	Chairman of the Corporate Governance and Ethics Committee
14	Sidney Horn replaced Sandra Cauchon as Corporate Secretary of the Company on December 15, 2009.

The Company does not have any other committee other than those mentioned above.

The above-mentioned individuals have held their principal occupation as indicated opposite their respective names during the last five years, except for Mr. Martin Rivard who, prior to October 2005, was Executive Vice-President of Richmont Mines; Mr. Christian Pichette who, prior to September 2005, was General Manager of Niobec Mine, Cambior Inc., Ms. Nicole Veilleux who, prior to March 2006, was Controller of Richmont Mines and Michel Lavigne who, prior to May 2005, was President of Raymond Chabot Grant Thornton LLP.

Certain directors also serve on the Boards of Directors of other reporting issuers. The following table presents, for each director, the other reporting issuers for which they serve as directors.

Director	Other Reporting Issuers
Martin Rivard	Louvem Mines Inc.
Elaine Ellingham	Prelim Capital Inc. and Continental Nickel Limited
A. Michel Lavigne	Primary Energy Recycling Corporation and TVA Group Inc.
Samuel Minzberg	HSBC Bank (Canada) and Reitmans (Canada) Limited
Jean-Pierre Ouellet	GBO Inc.

Each director shall, unless he resigns or his office becomes vacant for any reason, hold office until the close of the next annual meeting of shareholders or until his successor is elected or appointed.

The directors and officers mentioned above own a total of 6,133,602 common shares of Richmont Mines, which represents 23.5% of all the shares issued and outstanding of Richmont Mines Inc. Furthermore, no directors or officers own any shares of Louvem Mines Inc.

B.	Compensation

Compensation of senior officers

During the financial year ended December 31, 2009 the Named Executive Officers of the Company (as hereinafter defined) were paid an aggregate cash remuneration of $1,196,123. The following information sets forth the remuneration paid for the financial year ended December 31, 2009 by the Company and its subsidiaries to the Company’s President and Chief Executive Officer, Director of Finance and other executive officers (collectively, the “Named Executive Officers”). The Company does not offer a long term incentive plan.

Executive Officer Compensation Table For the Fiscal Year Ended on December 31, 2009

Name and principal position	Salary ($)	Option-based awards ($)[2]	Annual incentive plans (Bonus)	All other compensation ($)(3)	Total compensation ($)

Martin Rivard(1) President and Chief Executive Officer	219,231	126,450	60,000	8,769	414,450

Christian Pichette Vice-President, Operations	244,615	84,300	50,000	9,785	388,700

Nicole Veilleux Director, Finance	129,231	42,150	12,500	5,169	189,050

Notes:
1)	The President and Chief Executive Officer did not receive remuneration in his capacity as a director of the Company.
2)	During 2009, the Company granted a total of 252,900 options to the named Executive Officers on two separate occasions, namely January 15, 2009 and December 11, 2009. The fair value of the options granted annually is determined by multiplying the number of options granted by their value under the Black & Scholes model. This value corresponds to the fair accounting value established in accordance with generally accepted accounting principles and according to the following assumptions:

2009
Risk-free rate:	2.3%
Expected option life:	4 years
Volatility:	56%
Expected dividends yield:	0%

3)	The category « Other remuneration » refers to a sum paid to each executive officer that is equivalent to contributions that would normally be made to a retirement fund. Please see the section “Other remuneration”.

Compensation of Directors

On December 10, 2009, the Company’s Compensation Committee adopted an amendment to the remuneration plan of directors who are not officers of the Company or its affiliates, or who do not receive compensation in respect thereto. Under the amended remuneration plan, an annual retainer of $12,500 was paid to each Board member for the year 2009, with the exception of Mr. Denis Arcand, who as Chairman of the Board of Directors from April 2009 until mid-December 2009, was paid an annual retainer of $40,000. In addition, every Board member received a sum of $750 for each Board and/or committee meeting that they attended during 2009 compared with $500 per meeting in 2008.

The annual retainer for directors and attendance fees for board and committee meetings were increased in 2009 and were based on the Compensation Committee’s analysis of amounts paid to directors of comparable mining companies. As President of the Compensation Committee and President of the Corporate Governance Committee, Mr. Greg Chamandy and Mr. Réjean Houle, respectively, each received an additional sum of $2,500 in 2009. Mr. Denis Arcand, as President of the Audit Committee, similarly received additional remuneration in 2009, in the amount of $5,000. In aggregate, Board members received total remuneration of approximately $289,908 during the 2009 fiscal year. Following his appointment to the Board of Directors on May 14, 2009, Mr. H. Greg Chamandy was also granted a total of 75,000 options to purchase company common stock at an exercise price of $4.12, per share expiring May 13, 2014.

Director Compensation Table for the financial year ended on December 31, 2009

Name	Fees Earned ($)	Option-based awards(1) ($)	All other Compensation ($)	Total ($)

H. Greg Chamandy Chairman of the Board (2)	24,667	140,400	n/a	165,067

Denis Arcand Vice-Chairman of the Board (3)	60,913	0		60,913

Réjean Houle Director	29,426	0	n/a	29,426

Raynald Vézina Director	27,702	0	6,800 [4]	34,502

Jean-Guy Rivard, former Chairman of the Board (5)	72,442	131,400	n/a	203,842

Note:
1)	The fair value of the options granted annually is determined by multiplying the number of options granted by their value under the Black & Scholes model. This value corresponds to the fair accounting value established in accordance with generally accepted accounting principles and according to the following assumptions:

Risk free-rate :	2.3%
Expected Option life :	4 years
Volatility :	56%
Expected dividends yield :	0%
2)	Mr. H. Greg Chamandy was elected to the Board of Directors on May 14, 2009, and was elected Chairman of the Board of Directors on December 15, 2009.
3)	Mr. Denis Arcand was Chairman of the Board of Directors from April 7, 2009 until December 15, 2009.
4)	This amount is the taxable benefit attributed to Mr. Vézina following his March 4, 2009 exercise of 5,000 options.
5)	Mr. Jean-Guy Rivard was Chairman of the Board of Directors until his death on March 28, 2009.

The Company has not set aside or accrued any amounts to provide pension, retirement or similar benefits to the directors or executive officers.

C.	Board Practices

The directors serve as directors of the Company from their election until the next Annual and Special General Meeting that will be held on May 13, 2010 or until a successor is duly elected.

Directors

Name	Elected or
Appointed Director
H. Greg Chamandy	May 2009
Denis Arcand	September 1995
Martin Rivard	October 2005
Réjean Houle	January 1989
Raynald Vézina	October 2006
Elaine Ellingham	February 2010
A. Michel Lavigne	February 2010
Samuel Minzberg	February 2010
Jean-Pierre Ouellet	February 2010

Employment Contracts

The Company has entered into employment contracts with the Named Executive Officers: Martin Rivard, as President and Chief Executive Officer, Christian Pichette, as Vice-President, Operations, and Nicole Veilleux, as Director, Finance.

The contracts provide that, in the event of termination initiated by the Company without serious cause, namely an act of fraud, theft, criminal negligence or other criminal offence or statutory violation, causing material harm to the Company, or initiated by a Named Executive Officer with cause (no cause is necessary in the case of the President and Chief Executive Officer), or if the contract is not renewed and the employment is terminated at the expiry of the initial term, the Named Executive Officer will be entitled to receive an amount equal to two years (in the case of the President and Chief Executive Officer, three years) of total compensation (total compensation is defined as all the components which have monetary value and, without limiting the scope of the foregoing, any salary, bonuses, RRSP (Registered Retirement Savings Plan) contributions and automobile allowances), based on the annual average of total compensation for the two full financial years preceding the termination date, and the continuation of other benefits over this same period. Notwithstanding the foregoing, in the case of the Vice-President, Operations, if the termination occurs after the renewal of his contract, including the expiry of the renewal period, he instead will be entitled to an amount equal to one year of total compensation and the continuation of other benefits for that same period, while the Director, Finance for her part will be entitled to one month of compensation by year of service, notwithstanding such year of service is completed or not. In the case of the President and Chief Executive Officer, if the termination occurs at the expiry of the renewal period, he instead will be entitled to an amount equal to two years of total compensation.

Moreover, and notwithstanding the provisions contained in the share option plan and the conditions of the share options held by the Named Executive Officers, all the share options held by each of the Named Executive Officers will become vested on the termination date. Also, the share options thus vested on the termination date will be exercisable on the earliest of the following two dates: (i) on the dates initially stipulated; or (ii) two years after the termination date (in the case of the President and Chief Executive Officer, three years).

The estimated amount that could be paid by the Company in these given circumstances, assuming that the termination occurred on the last working day of the last financial year of the Company and that this date falls during the initial term of the contract of employment of the Named Executive Officer, is $1,053,174 for the President and Chief Executive Officer, $736,710 for the Vice-President Operations and $345,502 of the Director, Finance. These amounts include the option allocations valued according to the closing price of the Company’s stock on that date, which was $3.92.

Change of Control Agreements

The Company has also entered into an agreement with each of the Named Executive Officers in case of a change of control.

In the event that, during a three-year period after the date of a “change of control”, the employment contract of a Named Executive Officer were to be terminated by his resignation for valid cause or by the severing by the Company of the employment relationship binding him to the Company for cause other than serious cause or his permanent incapacity, then the Company shall pay him, in addition to the payment of any amount owed to him as unpaid salary and vacation accumulated but not yet taken on the termination date, within 30 days of the termination date, a lump sum equivalent to twice (in the case of the President and Chief Executive Officer, three times) his total annual compensation (total compensation is defined as all the components which have monetary value and, without limiting the scope of the foregoing, any salary, bonuses (applicable for the period, regardless of whether they are calculated at that time), benefits, automobile allowances and insurance), based on the average annual amount of total compensation for the two full calendar years preceding the termination date, minus applicable deductions. Also, all the share options held by the Named Executive Officer will become vested on the termination date and thereupon may be exercised. Moreover, and notwithstanding the provisions contained in the share option plan and the conditions of the share options held by the Named Executive Officers, the maturity dates of the options thus exercisable will be those initially stipulated, but without exceeding three years after the termination date. The change of control agreements will end upon the termination of the Named Executive Officer within the Company before the occurrence of a change of control.

A change of control occurs when: (i) another party acquires, directly or indirectly, alone or with any person acting in concert with him, more than 33 1/3% of the outstanding voting securities of the Company, (ii) after a takeover bid, a public offer of exchange, a merger, an arrangement, another form of business combination, a sale of assets of the Company or a contested election, or any combination of these transactions, the persons who are directors of the Company immediately prior to these transactions cease, after these transactions, to represent the majority of the directors on the Board , or on the Board of Directors of any parent company or successor of the Company, or (iii) the shareholders of another entity hold more than 33 1/3% of the outstanding voting securities of the entity resulting from a merger, arrangement or other form of business combination with the other entity.

The estimated amount that could be paid by the Company in these given circumstances, assuming that a change of control occurred on the last business day of the last financial year of the Company, is $1,053,174 for the President and Chief Executive Officer, $736,710 for the Vice-President Operations and $345,502 of the Director, Finance. These amounts include the option allocations valued according to the closing price of the Company’s stock on that date, which was $3.92.

In the event that following termination of employment, amounts are payable to a Named Executive Officer pursuant to an employment contract and a change of control agreement, the Company would only have to pay the greater of the two amounts.

Compensation Committee

The Board has a Compensation Committee composed entirely of independent directors. The Compensation Committee meets at least once a year to make recommendations to the Board on the remuneration of executive officers and directors. The Committee takes into consideration the responsibilities and workload of executive officers in formulating its recommendations. The Committee favors giving key personnel competitive compensation in order to keep them with the Company.

The Compensation Committee of the Company is composed of Mr. Sam Minzberg, Mr. Jean-Pierre Ouellet and Mr. Réjean Houle. The compensation of the Chairman of the Board, the President and Chief Executive Officer and the other executive officers is determined by the Board of Directors following recommendations by the committee. As the Board of Directors establishes the salaries of executive officers, it should be noted that the Chief Executive Officer will abstain from the discussion and the ensuing decision concerning the his total compensation arrangements.

Governance and Ethics Committee

The Board has a Governance and Ethics Committee, which meets at least once a year, is composed entirely of independent directors, namely Jean-Pierre Ouellet, Raynald Vézina and Elaine Ellingham. The Governance and Ethics Committee’s mandate is to evaluate every aspect of the Company’s governance practices. In particular, the Committee examines the effectiveness of the Company’s governance practices at regular intervals, and reviews the role and the mandate of the Board and its committees.

The Board does not have a nominating committee to identify new candidates for Board nomination, however the Governance and Ethics Committee exercises all of the functions of a Nominating Committee. The Governance and Ethics Committee makes recommendations to the Board regarding selection criteria for directors, and periodically reviews the criteria the Board has adopted, as the case may be.

Audit Committee

In addition to the Compensation Committee and the Governance and Ethics Committee, the Board has one other committee, the Audit Committee.

The Audit Committee is a standing committee of the Board of Directors whose primary function is to carry out a detailed and thorough review of audit matters, to be responsible for the oversight of the work of any accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit or review services for the Company (including resolution of disagreements between management and the auditor regarding financial reporting), to consider and approve related party transactions and to offer the Company’s auditors, shareholders and employees a direct link to the non-executive directors. This Committee will assist the Board in fulfilling its oversight responsibilities by reviewing the financial information which will be provided to the shareholders and others, the internal control structure, the audit process, and adherence to applicable laws and regulations. In carrying out its duties, the Committee will apply reasonable materiality standards to all matters under review.

The audit committee is composed of Messrs Michel Lavigne, President of the Audit Committee, Raynald Vézina and Denis Arcand. All members of the audit committee are independent and financially literate as defined in National Instrument 52-110 Audit Committees (“NI 52-110”).

Mr. Lavigne has served on the Board of the Caisse de dépôt et placement du Québec (CDPQ) since 2005 and is Chairman of its Audit Committee. He is also Chairman of the Board of Primary Energy Recycling Corporation and serves on the Boards of Canada Post, Quebecor Media Inc. and TVA Group Inc. He is a member of the Investment Committees of Propulsion Ventures Funds and ID Capital Funds. Until 2005, Mr. Lavigne was partner, President and Chief Executive Officer of the accounting firm Raymond Chabot Grant Thornton, Chairman of the Board of Grant Thornton Canada and a member of the Board of Governors of Grant Thornton International.

Mr. Arcand received his Bachelor of Commerce from the HEC in Montréal. He is also a Fellow of the Investment Dealers Association of Canada, having begun his career as a sales representative with Nesbitt Thomson in 1966. From 1972 to 1988, he held various positions with the investment dealer Bell Gouinlock Ltd., most notably being responsible for its Montréal office as Director and Vice-President. He was also responsible for its corporate finance department. Under his leadership many industrial and particularly mining company financings were completed, resulting in Bell Gouinlock, which merged with Pemberton Securities Ltd, becoming the leader in mining financing in Quebec.

Mr. Vézina obtained a Bachelor of Mining Engineering from Université Laval in 1970. He has 30 years of experience in mining operations and project development in Canada. During those years, he worked in various management positions for Cambior Inc., Falconbridge Ltd. and Placer Dome Inc.

D.	Employees

The number of employees of the Company as of December 31, 2009, 2008 and 2007, was 343, 312 and 262 respectively. The distribution of the employees was the following:

Category of Activity or	December 31,
Geographical Location	2009	2008	2007
Head Office	16	19	14
Beaufor	98	99	91
Island Gold	184	163	132
Exploration	8	5	22
Camflo	25	163	132
Francoeur	12	-	-
Total	343	312	262

E.	Share Ownership

See Item 6 A “Directors and Senior Management” above for the number of shares of the Company’s common shares held by directors and executive officers of the Company.

Information regarding the outstanding stock options held by directors and senior management of the Company as of April 27, 2010, is set forth below.

Stock Options Outstanding
Name	Unexercised underlying securities (unit)	Unexercised Options at Year- End (#) Exercisable/ Unexercisable	Exercise price of share options ($)	Share options expiry date

Martin Rivard	50,000		5.30	July 7, 2010
President and Chief Executive	50,000		4.36	Jan. 30, 2011
Officer	50,000	235,000 / 140,000	2.83	Dec. 13, 2011
	50,000		2.88	August 7, 2012
	50,000		3.15	Dec. 13, 2012
	50,000		1.80	Dec. 11, 2013
	75,000		3.55	Dec. 10, 2014
TOTAL	375,000

Christian Pichette	50,000		4.97	Oct. 5, 2010
Vice-President, Operations	50,000		4.36	Jan. 30, 2011
	50,000	180,000 / 95,000	2.83	Dec. 13, 2011
	25,000		2.83	July 10, 2013
	50,000		1.80	Dec. 11, 2013
	50,000		3.55	Dec. 10, 2014
TOTAL	275,000

Nicole Veilleux	10,000		5.30	July 7, 2010
Financial Director	15,000		4.04	August 3, 2011
	15,000	59,000 / 56,000	2.74	Jan. 7, 2012

Name	Unexercised underlying securities (unit)	Unexercised Options at Year- End (#) Exercisable/ Unexercisable	Exercise price of share options ($)	Share options expiry date

	25,000		2.83	July 10, 2013
	25,000		1.80	Dec. 11, 2013
	25,000		3.55	Dec. 10, 2014
TOTAL	115,000

H. Greg Chamandy	75,000	15,000 / 90,000	4.12	May 13, 2014
Chairman of the Board	30,000		4.19	Feb. 3, 2015
TOTAL	105,000

Denis Arcand	50,000		5.30	June 29, 2010
Vice-Chairman of the Board	25,000	90,000 / 40,000	2.74	Jan. 7, 2012
	25,000		1.80	Dec. 11, 2013
	30,000		4.19	Feb. 3, 2015
TOTAL	130,000

Réjean Houle	50,000		5.30	June 29, 2010
Director	25,000	90,000 / 40,000	2.74	Jan. 7, 2012
	25,000		1.80	Dec. 11, 2013
	30,000		4.19	Feb.3, 2015
TOTAL	130,000

Raynald Vézina	50,000		2.95	Oct. 30, 2011
Director	20,000	48,000 / 52,000	1.80	Dec. 11, 2013
	30,000		4.19	Feb.3, 2015
TOTAL	100,000

Elaine Ellingham	50,000	10,000 / 70,000	4.19	Feb.3, 2015
Director	30,000		4.19	Feb.3, 2015
TOTAL	80,000

A. Michel Lavigne	50,000	10,000 / 70,000	4.19	Feb.3, 2015
Director	30,000		4.19	Feb.3, 2015
TOTAL	80,000

Jean-Pierre Ouellet	50,000	10,000 / 70,000	4.19	Feb.3, 2015
Director	30,000		4.19	Feb.3, 2015
TOTAL	80,000

Samuel Minzberg	50,000	10,000 / 70,000	4.19	Feb.3, 2015
Director	30,000		4.19	Feb.3, 2015
TOTAL	80,000

Note:
1.	Mr. Jean-Guy Rivard, who was Chairman of the Board of Directors until his death on March 28, 2009, received 150,000 options on January 15, 2009. On May 5, 2009, the conditions of the options which were held by Mr. Jean-Guy Rivard were amended to allow Mr. Rivard's estate to exercise these options at a later date than six months after his death (i.e., up to the maturity dates originally stipulated). See "Share Description of the Share Option Plan".

Description of the Share Option Plan

The Company has only one equity-based compensation plan, a share option plan, for the benefit of the Company’s and its affiliates officers, directors, employees and service providers (the « Plan »). On May 14, 2009, the shareholders approved an amendment to the Plan that increased the number of common shares in respect of which options may be granted under the Plan from 4,444,400 to 5,245,000, an increase of 800,600 shares.

The number of shares issued to an insider and to persons related to an insider, during any one year period, under all equity-based compensation arrangements of the Company, cannot be greater than 5% of the shares issued and outstanding. In addition, the number of shares that may be issued to insiders, at any time, under all equity-based compensation arrangements of the Company, cannot be greater than 10% of the shares issued and outstanding. Moreover, the number of shares issued to insiders during any one year period, under all equity-based compensation arrangements of the Company, cannot be greater than 10% of the shares issued and outstanding. Finally, shares under option that have expired or have been cancelled before they were exercised may be subject to a new option under the Plan. The number of shares reserved for issuance to an option holder cannot be greater than 5% of the shares issued and outstanding.

It is important to note that options cannot be assigned or transferred. However, the personal representative of the option holder may, as long as he respects the terms of the Plan, exercise the options during the exercise period. Furthermore, the Company does not offer financial aid to the option holder at the exercise of the options.

The Plan is managed by the Board of Directors who establish the terms of the option grants, including the exercise price, provided however, that the exercise price is not lower than the market price, as determined by the closing asked price of a share on the TSX on the trading day immediately preceding the date of grant. The Board of Directors draws on the average closing price of a common share sold as part of a board lot on the TSX and NYSE Amex on the trading day immediately preceding the date of issuance on which a board lot of common shares was sold on these exchanges to determine the exercise price. In the absence of such a closing price, the exercise price cannot be lower than the average daily asked price on the TSX and the NYSE Amex on the trading day preceding the date of grant.

The options granted under the Plan are vested or become subject to exercise according to the terms established by the Board of Directors at the time of grant. In addition, the options can no longer be exercised and expire at a date set by the Board of Directors, which can be no later than 10 years from the date of grant. If the expiry date falls during a blackout period (during any period when the Company’s policies do not permit an option holder to exercise an option) or within ten business days following the last day of the blackout period, then the expiry date will be the last day of this ten business day period. Following the death, termination without cause, resignation or early retirement of an option holder, the options that remain unexercised must be exercised within 60 days in the case of the termination without cause, resignation or early retirement, or within six months in the case of the death of an option holder. The Board of Directors has the discretionary power to modify these terms and periods, provided that options cannot expire later than 10 years from the date on which they were granted.

When certain corporate events occur, such as a merger, winding-up, dissolution or acquisition of the Company, the Board of Directors may accelerate the vesting of the options so that all options may be exercised during a period of 30 days after the option holders have been so advised, and after this 30 day period all unexercised options will expire.

The Board may, at any time and from time to time, amend, suspend or terminate the Plan, in whole or in part, or amend any term of any issued and outstanding Option (including, without limitation, the price at which shares may be purchased under the Plan, and the vesting and the expiry date of an outstanding Option) provided that no such amendment, suspension or termination may be made without:

o	obtaining approval of the shareholders of the Company, unless such approvals are not required pursuant to the Plan or applicable regulatory authority or stock exchange requirements;
o	obtaining any required approval of any applicable regulatory authority or stock exchange; and
o

in the case of issued and outstanding options, obtaining the consent or, subject to regulatory approval, the deemed consent of the concerned option holder in the event that the amendment materially prejudices the option holder’s rights.

Shareholder approval is not required with respect to the following amendments, in as much as the amendment is in accordance with applicable regulatory requirements:

o	changing the eligibility for, and limitations on, participation in the Plan;
o

modifying the periods during which options may be exercised, subject to, as the case may be, (i) the expiry date occurring on or before the tenth anniversary of the grant date, and (ii) a maximum extension of three years beyond the initial expiry date for any option holder;

o

changing the terms on which options may be awarded and exercised including the provisions relating to the exercise price, the date on which an option becomes exercisable, the expiry date, the right to assign an option and the adjustments to be made pursuant to the Plan;

o

making any addition to, deletion from or alteration to the provisions of the Plan that are necessary to comply with applicable law or the requirements of any applicable regulatory authority or stock exchange;

o	correcting or rectifying any ambiguity, defective provision, error or omission in the Plan; and
o	changing the provisions relating to the administration of the Plan;

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

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

As of April 27, 2010, to the knowledge of the directors and executive officers of the Company, Oxbridge Bank & Trust SCC (“Oxbridge”), an entity ultimately controlled by H. Greg Chamandy, a member of the Board of the Company and Chairman of the Board, is the only shareholder, directly or indirectly, beneficially owning or control over more than 5% of the outstanding common shares of the Company. Oxbridge, with its affiliates, beneficially owns or controls directly or indirectly 5,013,254 common shares and 105,000 common share options, representing approximately 19.2% of the outstanding common shares of the Company (excluding common shares underlying outstanding options). See item 6.E “Directors, Senior Management and Employees – Share Ownership” above.

Mr. Chamandy and Oxbridge became a shareholder of the Company in 2009.

Mr. Chamandy or Oxbridge does not have any different voting rights compared with the Company’s other shareholders.

As of March 31, 2010, a total of 5,464,754 shares of the Company’s common stock, representing 20,9 % of the issued and outstanding shares of the Company’s common stock, was held by a total of 116 U.S. record holders.

The Company is not directly or indirectly owned or controlled by another corporation or by any foreign government or by any other natural or legal person, severally or jointly.

The Company has no knowledge of any arrangement that may, at a subsequent date, result in a change of control of the Company.

B.	Related Party Transactions

A Related Party Transaction is any transaction between the Company and (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, the Company; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of the Company that gives them significant influence over the Company, and close members of any such individual’s family; (d) key management personnel, that is, those persons having authority and responsibility for planning, directing and controlling the activities of the Company, including directors and senior management and close members of such individuals’ families; and (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence.

Throughout the year 2009, and until the date of this Annual Report, certain Related Party Transactions occurred with the Company, as described below:

Oxbridge Bank & Trust SCC

On May 12, 2009, Oxbridge announced that it had acquired Common Shares of the Company and that, together with its joint actors, it owned and controlled an aggregate of approximately 10% of the issued and outstanding common shares of the Company.

On November 24, 2009, Oxbridge amended its public disclosure related to the Company, and announced that it had acquired common shares from a private investor and that, subject to the completion of such acquisition, Oxbridge, together with its joint actors, would own and control common shares and options to purchase common shares representing an aggregate amount of approximately 19.49% of the issued and outstanding common shares (excluding common shares underlying outstanding options). Oxbridge also indicated that it intended to engage in discussions with the Board and management of the Company, as well as other shareholders, regarding the Company, its prospects and potential means for enhancing shareholder value, including potential changes in the business, strategy or Board composition of the Company.

On November 25, 2009, in a letter duly authorized by the Board of Directors of Oxbridge and delivered to Denis Arcand, Chairman of the Board, and to the other members of the Board, Mr. Chamandy outlined certain proposals from Oxbridge (the “Oxbridge Proposals”) including the addition of Elaine Ellingham, A. Michel Lavigne, Samuel Minzberg and Jean-Pierre Ouellet (the “Proposed Directors”) to the Board, all with a view to maximizing the Company’s potential value for all of its shareholders.

On November 30, 2009, Oxbridge announced the completion of the acquisition of common shares announced on November 24, 2009.

Based on the Oxbridge Proposals and the Board’s own independent review of the Proposed Director's qualifications, credentials, expertise, and experience, the directors determined that there existed no impediment, legally or from a corporate governance perspective, to the Proposed Directors acting as directors of the Company or holding their proposed positions on the Board committees, for reasons of conflict of interests or otherwise, and that the Proposed Directors, together with the current directors, have the qualifications, credentials, expertise and experience to implement the execution of the contemplated strategic plan for the Company’s future growth.

Accordingly, on December 15, 2009, the Board unanimously determined that it is in the best interests of the Company and all its stakeholders to call a meeting of the shareholders of the Company for the purposes of electing the Proposed Directors. In addition, Mr. Chamandy was appointed Chairman of the Board and Mr. Arcand was appointed Vice-Chairman of the Board.

Finally, the Board approved and the Company executed a mutual undertaking whereby (A) Mr. Chamandy and Oxbridge, in their capacity as shareholders of the Company, have undertaken to vote, and to cause to be voted, all shares of the Company that they, or any person with whom they are acting jointly or in connection with the Company, control directly or indirectly, in favour of the election of Messrs. Denis Arcand, Martin Rivard, Réjean Houle and Raynald Vézina, the current directors of the Company, as directors of the Company at all meetings of the shareholders of the Company to be held prior to December 31, 2011, at which directors are to be elected; and (B) the Company has undertaken (i) to cause the Proposed Directors (or any replacement) to be included as nominees proposed by the Company to its shareholders for election at the meeting; (ii) to ensure that the Proposed Directors and one additional individual (the “Additional Director”) to be identified by Mr. Chamandy, duly authorized by Oxbridge, before the next annual meeting of the shareholders of the Company (or any replacement), be included as nominees proposed by the Company to its shareholders for election to the Board of Directors at all meetings of the shareholders of the Company at which directors are to be elected prior to December 31, 2010; and (iii) to use its commercially reasonable efforts to cause the election of such Proposed Directors at such meetings in each case, provided that (x) there exists no impediment, legal or from a corporate governance perspective, to such replacement person or Additional Director, as the case may be, acting as a director of the Company, for reasons of conflict of interest or otherwise, and (y) such replacement person or Additional Director, as the case may be, has the qualifications, credentials, expertise and experience to oversee the execution of the Company’s strategic plan for future growth together with the current directors, in each case as determined by the Board of Directors of the Company.

Sale of the condominium owned by the company by Ms. Lorraine Rivard

Following the death of Mr. Jean-Guy Rivard, previous Chairman of Richmont Mines’ Board of Directors, and the primary user of a Montreal condominium (the “condominium”) owned by the Company since 1996, Richmont’s Board of Directors decided that it was appropriate to sell the condominium. The Condominium was purchased by Richmont in 1996 for a price of CAN$ 235,000. Mr. Rivard was receiving a taxable benefit charge for his personal use of the condominium. In October 2009, the Board gave a mandate to “Évaluation Immobilière Alain Guy inc.”, an independent firm, to evaluate the market value of the condominium.

On October 8, 2009, Ms. Lorraine Rivard, wife of the late Jean-Guy Rivard and mother of Martin Rivard, Director and President & CEO of the Company, provided a purchase offer to the company’s Board of Directors regarding the condominium.

On October 27, 2009, to ensure maximum transparency in the condominium’s sales process, the Board members requested a second independent evaluation. At that time, the members agreed to establish the condominium’s selling price using the average of both evaluations. A second independent firm was selected to determine the condominium’s market value, namely the firm “Janson, Thibault, Ryan & Associates Inc”.

Assuming that a sale was made without using a real estate agent, the two firms estimated the condominium’s market value at CAN$ 520,000 and CAN$ 541,000, for an average price of CAN$ 530,000.

On December 10, 2009, members of Richmont’s Board of Directors decided to sell the condominium to Ms. Lorraine Rivard for the amount of CAN$ 530,000. The sale was completed by a notary on January 3, 2010.

It should be noted that Mr. Martin Rivard did not participate in any of the discussions regarding this topic, nor was he involved in any of the Board’s decisions throughout the process, due to his family relationship with the condominium’s buyer.

Davies, Ward, Phillips & Vineberg

On February 4, 2010, Director Samuel Minzberg, was elected a Director of the company by a majority of shareholders during a special meeting held for that purpose.

Mr. Minzberg is a senior partner at the law firm Davies Ward Phillips & Vineberg LLP (“Davies”) and is a member of the firm’s management committee.

In 2010, the Company paid fees to the firm Davies, Ward Phillips & Vineberg LLP in the amount of approximately $ 11,350 CAD (including taxes) for professional services rendered, mainly in connection with the acquisition of Patricia Mining by the Company.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

The following consolidated financial statements of the Company are attached to this Annual Report:

Report of the Independent Auditor dated February 10, 2010 on Internal Control over financial reporting and on the Consolidated Balance Sheets as at December 31, 2009 and 2008, Consolidated Statements of Earnings, Comprehensive Income, Deficit, Accumulated other Comprehensive Income and Cash Flows for each of the years in the three-year period ended December 31, 2009.

Notes to Consolidated Financial Statements.

The Company has not declared or paid any dividends on its common shares since its incorporation. Richmont Mines has no current plans to pay dividends on its common shares. Its present policy is to retain earnings to finance its capital expenditures program. In the future, the Board of Directors may declare dividends according to its assessment of the financial position of the Company, taking into account its financing requirements for future growth and other factors that the Board of Directors may deem relevant in the circumstances. The Company had no export sales during 2009.

The Company knows of no active, pending or overtly threatened legal or arbitration proceeding to which the Company is a party or to which any of its properties is subject which may have, or has had in the recent past, a significant effect on the Company’s financial position or profitability.

B.	Significant Changes

No significant change has occurred since December 31, 2009 in the Company’s financial condition or results of operations.

ITEM 9.	THE OFFER AND LISTING

The Company’s common stock is traded on the Toronto Stock Exchange under the symbol “RIC” and on the NYSE Amex also under the symbol “RIC”.

Toronto Stock Exchange

Set forth below are the high and low sell prices on the Toronto Stock Exchange for actual trades of shares of the Company’s common stock for the periods indicated.

Last Five Full Years
Toronto Stock Exchange
Common Stock Trading Activity

	- Price -
	Canadian Dollars
Year Ended	High	Low
December 31, 2005	$5.85	$3.82
December 31, 2006	$5.40	$2.40
December 31, 2007	$4.00	$2.56
December 31, 2008	$4.20	$1.21
December 31, 2009	$4.93	$2.04

Last Two Full Years
Toronto Stock Exchange
Common Stock Trading Activity

	- Price -
	Canadian Dollars
Quarter Ended	High	Low
March 31, 2008	$4.18	$2.03
June 30, 2008	$4.20	$2.85
September 30, 2008	$3.00	$1.80
December 31, 2008	$2.80	$1.21
March 31, 2009	$4.85	$2.04
June 30, 2009	$4.93	$3.29
September 30, 2009	$4.01	$2.80
December 31, 2009	$4.05	$2.85

Last Six Months
Toronto Stock Exchange
Common Stock Trading Activity

	- Price -
	Canadian Dollars
Month Ended	High	Low
October 31, 2009	$3.43	$2.85
November 30, 2009	$4.05	$2.85
December 31, 2009	$4.00	$3.43
January 31, 2010	$5.08	$3.98
February 28, 2010	$4.55	$3.78
March 31, 2010	$4.44	$3.93

American Stock Exchange and NYSE Amex

The Company’s common stock was listed for trading on the American Stock exchange effective on March 6, 1997. In 2008, the American Stock exchange was bought by NYSE Alternext and became NYSE Amex in the beginning of 2009. Set forth below are the high and low sell prices on the American Stock Exchange until December 2007 and NYSE Amex thereafter for actual trades of shares of the Company’s Common Stock for the periods indicated.

Last Five Full Years
American Stock Exchange /
NYSE Amex
Common Stock Trading Activity

	- Price - US Dollars
Year Ended	High	Low
December 31, 2005	$4.73	$3.20
December 31, 2006	$4.75	$2.18
December 31, 2007	$4.07	$2.19
December 31, 2008	$4.18	$0.95
December 31, 2009	$4.36	$1.60

Last Two Full Years
American Stock Exchange /
NYSE Amex
Common Stock Trading Activity

	- Price - US Dollars
Quarter Ended	High	Low
March 31, 2008	$4.18	$2.50
June 30, 2008	$4.13	$2.85
September 30, 2008	$3.00	$1.57
December 31, 2008	$2.19	$0.95
March 31, 2009	$3.84	$1.60
June 30, 2009	$4.36	$2.86
September 30, 2009	$3.64	$2.57
December 31, 2009	$3.98	$2.65

Last Six Months
NYSE Amex
Common Stock Trading Activity

	- Price - US Dollars
Month Ended	High	Low
October 31, 2009	$3.27	$2.65
November 30, 2009	$3.79	$2.70
December 31, 2009	$3.98	$3.24
January 31, 2010	$5.25	$3.75
February 28, 2010	$4.34	$3.50
March 31, 2010	$4.36	$3.86

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

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

Not applicable.

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

Disposition of Common Shares

If a non-resident were to dispose of common shares of the Company to another Canadian corporation which deals or is deemed to deal on a non-arm’s length basis with the non-resident and which, immediately after the disposition, is connected with the Company (i.e., the nonresident and any person with whom the non-resident does not deal at arm’s length holds directly or indirectly shares representing more than 10% of the voting power and more than 10% of the market value of all issued and outstanding shares of the Company), the amount by which the fair market value of any consideration (other than any shares of the purchaser corporation) exceeds the paid-up capital of the common stock sold will be deemed to be taxable as a dividend paid by the purchasing corporation, either immediately or eventually by means of a deduction in computing the paid-up capital of the purchasing corporation, and subject to withholding taxes as described below.

Under the Income Tax Act (Canada), a gain from the sale of common shares of the Company by a non-resident will not be subject to Canadian tax since the common stock of the Company is listed on a prescribed stock exchange, provided the shareholder (and persons who do not deal at arm’s length with the shareholder) have not held a “substantial interest” in the Company (25% or more of the shares of any class of the Company’s stock) at any time in the five years preceding the disposition. Generally, the Canada-United States Income Tax Convention (1980) (the “Treaty”) will exempt from Canadian taxation any capital gain realized by a resident of the United States, provided that the value of the common shares is not derived principally from real property situated in Canada.

Dividends

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

If a non-resident holder disposes of common shares to the Company (unless the Company acquired the common shares in the open market in the manner in which shares would normally be purchased by any member of the public), this will result in a deemed dividend to the non-resident holder equal to the amount by which the consideration paid by the Company exceeds the paid-up capital of such stock. The amount of such dividend will be subject to withholding tax as described above.

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

For taxable year beginning before January 1, 2011, dividends paid by foreign qualified corporations to non-corporate taxpayers will be taxed at the same rate as long-term capital gains, rather than at the higher ordinary income tax rate. A foreign corporation such as the Company is a qualified corporation (i) if the corporation is eligible for the benefits of a comprehensive income tax treaty with the United States which the United States Internal Revenue Service (“IRS”) determines is satisfactory and which contains an exchange of information provision, or (ii) to the extent that the dividends are paid with respect to stock that is readily tradable on an established securities market in the United States. The IRS has ruled that the Treaty is a satisfactory treaty for this purpose. Accordingly, dividends paid with respect to shares of the Company should be eligible for the reduced tax rate. Eligibility for the reduced tax rate is dependent on satisfying a holding period and certain other limitations. The reduced tax rate also cannot be claimed with respect to dividends that are included as investment income for purposes of the limitation on the deduction of investment interest. For tax years beginning after 2012, dividends paid to U.S. citizens and residents with modified adjusted gross income above $125,000 ($250,000 for joint returns) also will be subject to a 3.8% Medicare contribution tax.

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

As with dividends, for tax years beginning after 2012, capital gains of U.S. citizens and residents with modified adjusted gross income above $125,000 ($250,000 for joint returns) will be subject to a 3.8% Medicare contribution tax.

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

Commodity Price and Foreign Currency Risk Disclosure

See Item 4.B “Information on the Company - Gold Marketing and Sales” above.

The Company’s revenues are mainly denominated in US dollars, while investments and operating costs, primarily accrue in Canadian dollars. The Company’s cash flow and results of operations will therefore be affected by fluctuations in the US/CAN dollar exchange rate.

The Company’s financial results are sensitive to movements in the price of gold, and the US$/CAN$ exchange rate, as the Company mostly generates revenue in US dollars and generally incurs expenses in Canadian dollars. The following table describes, for demonstration purposes only, the financial impact that changes in certain variables would generally have had on the Company’s 2009 net earnings.

SENSITIVITY ANALYSIS
Variable	Change	Impact on net earnings (in thousands of CAN$)

Price of gold (CAN$)	+/- CAN$50 per ounce	+/- 1,979

Exchange rate (US$/CAN$)	+/- US$/CAN$ 0.10	+/- 3,863

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

Interest Rate Risk Disclosure

At December 31, 2009, the Company had no outstanding long-term debt. Therefore, the Company does not believe it is exposed to significant interest rate risk.

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

a)

Disclosure Controls and Procedures. Based on their evaluation of the Company’s disclosure controls and procedures as of the end of the period covered by this Annual Report, and pursuant to Rule 13a-15 or Rule 15d-15 of the Securities Exchange Act of 1934, Martin Rivard, President and Chief Executive Officer and Nicole Veilleux, Director, Finance, have concluded that the Company’s disclosure controls and procedures (as defined in Rule 13a-15(e) or Rule 15d-15(e)) are designed to ensure that information required to be disclosed by the Company in the reports that it files under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and are operating in an effective manner.

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

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2009. In making this assessment, management used the criteria for effective internal control over financial reporting set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in Internal Control-Integrated Framework.  Based on this assessment, management has concluded that, as of December 31, 2009, the Company’s internal control over financial reporting was effective based on those criteria.

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2009 has been audited by Raymond Chabot Grant Thornton LLP, an independent registered public accounting firm, as stated in their report which appears herein.

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

The Company’s board of directors has determined that A. Michel Lavigne, chairman of the Audit Committee, serves as “audit committee financial expert” on its audit committee and that he is also an “independent” director as defined under the listing standards of the NYSE Amex.

Mr. Lavigne has served on the Board of the Caisse de dépôt et placement du Québec (CDPQ) since 2005 and is Chairman of its Audit Committee. He is also Chairman of the Board of Primary Energy Recycling Corporation and serves on the Boards of Nstein Technologies Inc., Canada Post, Quebecor Media Inc. and TVA Group Inc. He is a member of the Investment Committees of Propulsion Ventures Funds and ID Capital Funds. Until 2005, Mr. Lavigne was partner, President and Chief Executive Officer of the accounting firm Raymond Chabot Grant Thornton, Chairman of the Board of Grant Thornton Canada and a member of the Board of Governors of Grant Thornton International.

ITEM 16.B.	CODE OF ETHICS

The Company has adopted a Code of Ethics that applies to the Company’s principal executive officer, principal financial officer and principal accounting officer or controller. The Company will provide to any person, without charge, a copy of the Company’s Code of Ethics, upon a request in writing made to Richmont Mines, Inc., 161, Avenue Principale, Rouyn-Noranda, Quebec, JPX 4P6, Canada, Attention: Assistant Corporate Secretary.

ITEM 16.C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Committee’s Pre-Approval Policies and Procedures

Beginning in 2004, the Company’s Audit Committee provided to the Company’s principal independent accounting firm a list of preapproved services. If officers of Richmont Mines request such firm to perform other services on behalf of the Company, the independent accounting firm must have the approval of the Audit Committee chairman before accepting the mandate, which request must also be formally approved by the Audit Committee at the next Audit Committee meeting. The list of services provided to the Company’s principal independent accounting firm is subject to revision every year by the Audit Committee and can be modified by the Audit Committee at any time by sending written notice to the Company’s principal independent accounting firm.

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

Audit Fees

The aggregate fees billed by Company’s principal independent accounting firm for the audit of the Company’s annual financial statements or services that are normally provided by such firm in connection with statutory and regulatory filings for each of the last two fiscal years are the following:

	2009	2008
Audit services*	$146,000	$137,000

*	Includes the audit of the internal controls and financial reporting as required by the Sarbanes-Oxley legislation.

Audit Related Fees

The aggregate fees billed for each of the last two financial years for assurance and related services provided by the Company’s principal independent accounting firm which are reasonably related to the performance of the audit or review of the Company’s financial statements are described in the following table:

Nature of services	2009	2008
Special work	$24,525	$69,650

Taxation Fees

The aggregate fees billed for each of the last two financial years for the professional services provided by Company’s principal independent accounting firm with regards to tax compliance, tax advice and tax planning are described in the following table:

Nature of services	2009	2008
Review quarterly tax provision	$6,945	$6,600
Planning and tax advice	$20,700	$9,450

All Other Fees

The aggregate fees billed for each of the last two financial years for the products and services provided by the Company’s principal independent accounting firm, other than the services previously stated, are described in the following table:

Nature of services	2009	2008
Other consultations	$23,139	$28,000
Other expenses	$5,696	$2,982

100% of all Audit Related Fees, Tax Fees and All Other Fees reported above were approved by the Company’s Audit Committee.

ITEM 16.D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

The Company did not rely on any exemption from the listing standards for audit committees.

ITEM 16.E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans orPrograms	Maximum Number of Shares that May Yet be Purchased Under the Plans or Programs

January 1-31, 2009	7,000	$2.51	7,000	1,181,000
February 1-28, 2009	14,300	$3.01	14,300	1,166,700
March 1-31, 2009	NIL	NIL	NIL	1,166,700
April 1-30, 2009	NIL	NIL	NIL	1,166,700
May 1-31, 2009	NIL	NIL	NIL	1,166,700
June 1-30, 2009	11,900	$3.84	11,900	1,154,800
July 1-31, 2009	300	$3.92	300	1,154,500
August 1-31, 2009	5,600	$2.98	5,600	1,148,900
September 1-30, 2009	2,800	$2.96	2,800	1,146,100
October 1-31, 2009	1,600	$2.87	1,600	1,144,500
November 1-30, 2009	NIL	NIL	NIL	1,144,500
December 1-31, 2009	NIL	NIL	NIL	1,144,500
TOTAL	43,500

Only one Richmont Mines share repurchase program was in effect in 2009. On December 3, 2008, Richmont Mines publicly announced a Normal Course Issuer bid commencing December 5, 2008 and expiring December 4, 2009 for up to 1,188,000 shares of its common stock.

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

  Shareholder Approval Requirement: The Company will follow the Canadian securities regulatory authorities and Toronto Stock Exchange rules for shareholder approval of new issuances of its common shares. Following such securities and exchange rules, shareholder approval is required for certain issuances of shares that: (i) materially affect control of the Company; or (ii) provide consideration to insiders in aggregate of 10% or greater of the market capitalization of the listed issuer and have not been negotiated at arm’s length. Shareholder approval is also required, pursuant to Toronto Stock Exchange rules, in the case of most private placements: (x) for an aggregate number of listed securities issuable greater than 25% of the number of securities of the listed issuer which are outstanding, on a non-diluted basis, prior to the date of closing of the transaction if the price per security is less than the market price; or (y) that during any six month period are to insiders for listed securities or options, rights or other entitlements to listed securities greater than 10% of the number of securities of the listed issuer which are outstanding, on a non-diluted basis, prior to the date of the closing of the first private placement to an insider during the six month period.

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

The audited consolidated financial statements referred to below are included herein and found immediately following the text of this Annual Report. The report of the Independent Auditor on such consolidated financial statements is included herein immediately preceding such audited consolidated financial statements.

Audited Consolidated Financial Statements

Report of the Independent Auditor dated February 10, 2010 on Internal Control over financial reporting and on the Consolidated Balance Sheets as at December 31, 2009 and 2008,, Consolidated Statements of Earnings, Comprehensive Income, Deficit, Accumulated other Comprehensive Income and Cash Flows for each of the years in the three-year period ended December 31, 2009.

Notes to Consolidated Financial Statements.

ITEM 18.	CONSOLIDATED FINANCIAL STATEMENTS

The Company has elected to provide consolidated financial statements pursuant to Item 17 of Form 20-F.

ITEM 19.	EXHIBITS

Exhibit No.	Exhibit

1.1	Articles of Incorporation of the Company, including all amendments thereto(1)

1.2	Bylaws of the Company, including all amendments thereto(1)

2.1	Shareholder Rights Plan(2)

5.6	Letter Agreement dated February 5, 2009 between the Company and Mountain Lake Resources Inc. (3)

5.7	Addendum dated March 9, 2009 to the Letter Agreement dated February 5, 2009 between the Company and Mountain Lake Resources Inc. (3)

8.1	List of Subsidiaries †

12.1	Rule 13a-14(a)/15d-14(a) Certifications †

13.1	Certification of periodic financial report pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350 †

15.1	Audit Committee Charter (3)

† Filed herewith.

(1)	Incorporated by reference to Exhibit No. 1 to the Company’s Registration Statement on Form 20-F dated September 25, 1996 filed with the Securities and Exchange Commission.

(2)	Incorporated by reference to the identically numbered exhibit to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2006 filed with the Securities and Exchange Commission on May 10, 2007.

(3)	Incorporated by reference to the identically numbered exhibit to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008 filed with the Securities and Exchange Commission on May 6, 2009.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

RICHMONT MINES INC.
Registrant

Dated: May 6, 2010	By:	(/s/) Nicole Veilleux
Nicole Veilleux
Director, Finance

Consolidated Financial Statements of

RICHMONT MINES INC.

Years ended December 31, 2009, 2008 and 2007

Independent Auditor’s Report

To the Shareholders of Richmont Mines Inc.,

We have completed an integrated audit of Richmont Mines Inc.’s (the Company) 2009, 2008 and 2007 consolidated financial statements and of its internal control over financial reporting as of December 31, 2009. Our opinions, based on our audits, are presented below.

Consolidated Financial statements

We have audited the consolidated balance sheets of Richmont Mines Inc. as at December 31, 2009 and 2008 and the consolidated statements of earnings, comprehensive income, deficit, accumulated other comprehensive income and cash flows for each of the years in the three-year period ended December 31, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits of the Company’s financial statements in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. A financial statements audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2009 and 2008 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2009 in accordance with Canadian generally accepted accounting principles.

Internal control over financial reporting

We have also audited the Company’s internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on assessed risk and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Independent Auditor’s Report

The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A Company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Chartered Accountants

Montreal, Canada
February 10, 2010

[1] Chartered accountant auditor permit no. 22865

RICHMONT MINES INC.
Consolidated Financial Statements
Years ended December 31, 2009, 2008 and 2007

Consolidated Financial Statements

Consolidated statements of earnings
Years ended December 31 (in thousands of Canadian dollars)

	2009	2008	2007
	$	$	$

REVENUE
Precious metals	66,151	66,237	34,691
Other (note 4)	5,733	4,354	3,380

	71,884	70,591	38,071

EXPENSES
Operating costs	48,751	42,998	24,199
Royalties	1,563	1,591	565
Custom milling	3,708	1,785	1,023
Administration	3,681	3,665	3,315
Exploration and project evaluation (note 5)	7,066	10,547	3,288
Accretion expense - asset retirement obligations (note 6)	240	182	178
Depreciation and depletion	5,696	5,687	5,628
Loss (gain) on disposal of mining assets (note 7)	(594)	29	(8,066)

	70,111	66,484	30,130

EARNINGS BEFORE OTHER ITEMS	1,773	4,107	7,941

MINING AND INCOME TAXES (note 8)	1,475	437	1,306

	298	3,670	6,635

MINORITY INTEREST	(38)	2,035	(36)

NET EARNINGS	336	1,635	6,671

NET EARNINGS PER SHARE basic and diluted	0.01	0.07	0.28

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING (thousands)	26,108	24,047	24,159

DILUTED WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING (thousands)	26,215	24,047	24,159

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated statements of comprehensive income and deficit
Years ended December 31 (in thousands of Canadian dollars)

	2009	2008	2007
	$	$	$

COMPREHENSIVE INCOME
Net earnings	336	1,635	6,671

Comprehensive income, net of income taxes:
Change in unrealized gain (loss) on available-for-sale investments	169	(599)	473
Realized losses (gains) on sale of available-for-sale investments included in net earnings	23	11	(444)
	192	(588)	29
Comprehensive income	528	1,047	6,700

DEFICIT

BALANCE, BEGINNING OF YEAR	(3,096)	(4,647)	(11,241)

Net earnings	336	1,635	6,671

Redemption of shares (note 11)	(29)	(84)	(77)

BALANCE, END OF YEAR	(2,789)	(3,096)	(4,647)

ACCUMULATED OTHER COMPREHENSIVE INCOME

BALANCE, BEGINNING OF YEAR	(236)	352	-

Adjustment due to the adoption of CICA Handbook Section 3855 for the cumulative unrealized gain on available-for-sale investments as at January 1st , 2007	-	-	323

Changes in other comprehensive income for the year	192	(588)	29

BALANCE, END OF YEAR	(44)	(236)	352

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated balance sheets
December 31 (in thousands of Canadian dollars)

	2009	2008
	$	$

ASSETS

CURRENT ASSETS
Cash and cash equivalents	21,139	26,021
Restricted cash	-	116
Shares of publicly-traded companies	741	121
Accounts receivable	1,213	986
Income taxes and tax credit receivable	2,848	1,586
Inventories (note 9)	7,360	6,012
	33,301	34,842
DEPOSITS RESTRICTED (note 6)	106	-

PROPERTY, PLANT AND EQUIPMENT (note 10)	51,823	48,039
	85,230	82,881
LIABILITIES

CURRENT LIABILITIES
Accounts payable and accrued charges	7,130	6,912
Mining and income taxes payable	1,235	1,177
	8,365	8,089
ASSET RETIREMENT OBLIGATIONS (note 6)	5,928	4,664

MINORITY INTEREST	1,986	2,024

FUTURE MINING AND INCOME TAXES (note 8)	976	1,086
	17,255	15,863
SHAREHOLDERS’ EQUITY

Capital stock (note 11)	64,675	64,672
Contributed surplus (note 12)	6,133	5,678
Deficit	(2,789)	(3,096)
Accumulated other comprehensive income	(44)	(236)

	67,975	67,018

	85,230	82,881

Commitments and subsequent events (note 15)

The accompanying notes are an integral part of the consolidated financial statements.

On behalf of the Board:

/s/ Martin Rivard
Martin Rivard
Director

Consolidated statements of cash flow
Years ended December 31 (in thousands of Canadian dollars)

	2009	2008	2007
	$	$	$

CASH FLOW FROM OPERATING ACTIVITIES
Net earnings	336	1,635	6,671
Adjustments for:
Depreciation and depletion	5,696	5,687	5,628
Stock-based compensation	484	526	575
Accretion expense - asset retirement obligations	240	182	178
Loss (gain) on disposal of mining assets	(594)	29	(8,042)
Loss (gain) on disposal of shares of publicly-traded companies	23	11	(444)
Minority interest	(38)	2,035	(36)
Future mining and income taxes	(110)	(359)	(334)

	6,037	9,746	4,196

Net change in non-cash working capital items (note 13)	(3,070)	2,371	1,803

	2,967	12,117	5,999

CASH FLOW FROM (USED IN) INVESTING ACTIVITIES
Restricted cash	116	-	-
Acquisition of Patricia Mining Corp. (note 3)	-	(6,984)	-
Acquisition of shares of publicly-traded companies	-	(23)	(642)
Disposal of shares of publicly-traded companies	199	712	6,454
Deposits restricted	(106)	-	-
Property, plant and equipment - Island Gold Mine	(4,318)	(3,079)	(4,495)
Property, plant and equipment - Beaufor Mine	(1,092)	(127)	(1,060)
Property, plant and equipment – Francoeur Project	(1,976)	-	-
Disposal of mining assets	9	91	3,435
Other property, plant and equipment	(626)	(1,987)	(616)
Cash received from an advance to a minority partner	-	750	1,125

	(7,794)	(10,647)	4,201

CASH FLOW FROM (USED IN) FINANCING ACTIVITIES
Redemption of common shares	(137)	(768)	(658)
Issue of common shares	82	25	183
Repayment of the long-term debt	-	(1,950)	-
Contribution from (distribution to) a minority partner	-	(47)	1,440

	(55)	(2,740)	965

Net increase (decrease) in cash and cash equivalents	(4,882)	(1,270)	11,165

Cash and cash equivalents, beginning of year	26,021	27,291	16,126

Cash and cash equivalents, end of year (note 17 d))	21,139	26,021	27,291

The accompanying notes are an integral part of the consolidated financial statements.

Notes to consolidated financial statements
Years ended December 31, 2009, 2008 and 2007 (in thousands of Canadian dollars)

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

These consolidated financial statements reflect the accounts of the Company and of its subsidiaries: Camflo Mill Inc. (100%), Louvem Mines Inc. (approximately 70%) and Patricia Mining Corp. (100%) was liquidated in the current financial year.

All inter-company transactions have been eliminated.

The Company’s 55% interest in the Island Gold Mine is consolidated until December 15, 2008 (note 3) using the principles outlined in AcG-15, on the consolidation of variable interest entities due to an agreement for the financing of the interest held by the other participant of the development costs of the project.

b)	Revenue recognition

Precious metals revenue, based on spot metal prices, is recorded on delivery when rights and obligations related to ownership are transferred to the purchaser and reasonable assurance regarding collectibility of the consideration exists. Milling revenue is recorded when the service of ore processing is rendered and reasonable assurance regarding collectibility of the consideration exists.

c)	Financial assets and liabilities

All financial assets and liabilities are initially estimated and recorded at fair value. Subsequently, all financial instruments are classified in one of the following five categories: held-for-trading financial assets, held-to-maturity investments, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial instruments are measured at fair value with the exception of loans and receivables, held-to-maturity investments and other financial liabilities, which are measured at amortized cost.

Available-for-sale financial assets are measured at fair value with revaluation gains and losses included in other comprehensive income until the asset is removed from the balance sheet either through a sale or when a permanent decline in value is recognized. Gains and losses arising from the revaluation of held-for-trading financial assets and liabilities are included in consolidated statement of earnings.

Cash, banker’s acceptances, discount notes and restricted cash are classified as assets held-for-trading. Shares of publicly-traded companies are classified as available-for-sale financial assets, accounts receivable, term deposits and the advance to a minority partner are classified as loans and receivables, and accounts payable and accrued charges are classified as other financial liabilities.

d)	Cash and cash equivalents

Cash and cash equivalents comprise cash, term deposits, discount notes and banker’s acceptances with original maturity dates of less than 90 days.

e)	Shares of publicly-traded companies

Shares of publicly-traded companies include investments in shares of publicly-traded companies and are recorded at market value.

f)	Inventories

Supply, ore and precious metals inventories are valued at the lower of cost and net realizable value. The cost of inventories is determined using the weighted average cost formula. The cost of inventories is recognized as an operating cost expense in consolidated statement of earnings.

Notes to consolidated financial statements
Years ended December 31, 2009, 2008 and 2007 (in thousands of Canadian dollars)

g)	Exploration properties

The acquisition costs of exploration properties are capitalized as property, plant and equipment. Mining exploration expenditures are expensed as incurred until the date when the property is identified as having a development potential.

h)	Property, plant and equipment

Property, plant and equipment are recorded at cost, net of related government assistance. Expenditures incurred on properties identified as having development potential are capitalized as property, plant and equipment. Costs include interest on funds borrowed during a construction period and future costs of asset retirement obligation. Upon commencement of commercial production, construction costs are transferred to the various categories of property, plant and equipment. Property, plant and equipment at mine sites are depleted in accordance with the number of ounces sold on cost basis less residual values. The depletion rate is calculated according to the units-of-production method, using Proven and Probable Reserves. The estimated period of depletion is from 2 to 5 years according to the reserves of each production site. Depreciation of corporate assets is calculated using the straight-line method based on their anticipated useful lives which vary from 2 to 10 years.

The Company periodically reviews the carrying amount of its property, plant and equipment. When the net carrying value of an asset exceeds the sum of the undiscounted estimated future cash flows expected to result from its use and eventual disposal, an impairment loss is recorded in the results of operations to adjust the asset at its fair value. The fair value is based on the present value of the estimated future cash flows.

Net estimated undiscounted future cash flows from each mine and exploration properties are calculated based on anticipated future metal production (Proven and Probable Reserves), estimated future realized metal prices, operating, capital and site restoration expenses and estimated future foreign exchange rates.

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

The Company renounces to tax deductions relating to resource expenditures that are financed by the issuance of flow-through shares to the benefit of its shareholders, in accordance with current tax legislation. Future income taxes related to the temporary differences resulting from this renunciation are recorded, at the time of the renunciation with a corresponding reduction of capital stock.

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

Total estimated cash flows required to settle the obligations arising from environmentally acceptable closure plans are discounted using a credit-adjusted risk-free interest rate and are recorded as a liability with a corresponding increase to property, plant and equipment and, thereafter, depleted in accordance with the units-of-production method using Proven and Probable Reserves. The asset retirement obligations are adjusted for accumulated accretion in accordance with the expected timing of payment of the cash flows required to settle these obligations.

Notes to consolidated financial statements
Years ended December 31, 2009, 2008 and 2007 (in thousands of Canadian dollars)

l)	Foreign currency translation

Transactions included in the statement of earnings are translated at the rate of exchange prevailing at the date of the transaction. Monetary assets and liabilities resulting from these transactions are translated at the rate of exchange in effect at the balance sheet date. Exchange gains or losses are included in earnings for the year.

m)	Exploration tax credits

Exploration tax credits are recorded as a reduction of exploration expenses or as a reduction of property, plant and equipment.

n)	Net earnings (loss) per share

Basic net earnings (loss) per share are the result of net earnings (loss) divided by the weighted average number of shares outstanding during the year. Diluted earnings per share are determined by taking into account the dilutive effect of arrangements to issue common shares as if they were exercised or converted at the beginning of the year or at the grant date when the grant date occurs after the beginning of the year. The treasury-stock method is used to determine the dilutive effect of stock options. This method assumes that the proceeds from the exercise of stock options are used to redeem common shares at the average trade price during the year.

o)	Guarantees

A guarantee is a contract or an indemnification agreement that contingently requires the Company to make payments (either in cash, financial instruments, other assets, the issuance of shares or providing services) to the other party, following, i) changes in the interest rate, foreign exchange rate, stock price, commodity price, an index, a fair value or another element that is related to an asset, a liability or an equity security of the other party, ii) a third party failure to perform under an obligation agreement or iii) the default by a third party to reimburse its debt when it becomes due. In management’s opinion, the Company does not have significant guarantees, other than those disclosed in note 6 c).

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

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the recorded amounts of assets and liabilities, disclosure of contingent assets and liabilities and the recorded amounts of related revenue and expenses. Significant areas requiring the use of management estimates relate to the useful life of assets for amortization and depletion purposes and for the valuation of their residual value and net recoverable amount, the calculation of the asset retirement obligations, the calculation of stock-based compensation and mining and income taxes. Accordingly, actual results could differ from these estimates.

2.	Accounting changes

a)	2009 Accounting changes

Mining exploration costs
In March 2009, the Canadian Institute of Chartered Accountants (”CICA”) issued Emerging Issues Abstract EIC-174, ”Mining exploration costs”. This new abstract provides additional guidance for mining exploration enterprises when an impairment test is required. The adoption of EIC-174 did not have a significant impact neither on the consolidated financial statements nor on the comparative data.

Notes to consolidated financial statements
Years ended December 31, 2009, 2008 and 2007 (in thousands of Canadian dollars)

Financial instrument disclosures
During the year, in accordance with the applicable transitional provisions, the Company adopted revised section 3862 of the CICA Handbook, “Financial Instruments-Disclosures”. This section was amended to enhance disclosures about fair value measurements and the liquidity risk of financial instruments. All financial instruments recognized at fair value on the Consolidated Balance Sheet must be classified in three fair value hierarchy levels, which are as follow:

Level 1:	valuation based on quoted prices (unadjusted) observed in active markets for identical assets or liabilities;

Level 2:	valuation techniques based on inputs other than quote prices in active markets that are either directly or indirectly observable;

Level 3:	valuation techniques with significant unobservable market inputs.

The results of the application of these new standards are included in note 17 and their application did not have a significant impact on the Company’s consolidated financial statements.

Financial instruments – recognition and measurement

On January 1, 2009, in accordance with the applicable transitional provisions, the Company adopted revised section 3855 of the CICA Handbook, “Financial Instruments – Recognition and measurement”. The revised standard changes the categories into which debt instruments are required or permitted to be classified and to eliminate the distinction between debt securities and other debt instruments. The adoption of this standard did not have any impact on the financial statements of the Company.

b)	Future accounting changes

Business combinations, consolidated financial statements and non-controlling interests
In January 2009, the Canadian Institute of Chartered Accountants (“CICA”) issued section 1582, «Business Combinations», which replaces section 1581 of the same name, and sections 1601, ”Consolidated Financial Statements” and 1602, ”Non-Controlling Interests”, which together replace section 1600, ”Consolidated Financial Statements”. These new sections harmonize significant aspects of Canadian accounting standards with the International Financial Reporting Standards (”IFRS”) that will be mandated for entities with fiscal years beginning on or after January 1, 2011.

Section 1582 requires that all business acquisitions be measured at the fair value of the acquired entity at the acquisition date even if the business combination is achieved in stages. The section also establishes new guidance on the measurement of consideration given and the recognition and measurement of assets acquired and liabilities assumed in a business combination. Furthermore, under this new guidance, acquisition costs, which were previously included as a component of the consideration given, and any negative goodwill resulting from the allocation of the purchase price, which was allocated as a reduction of non-current assets acquired under the previous standard, will be recorded in earnings in the current period. This new section will be applied prospectively and will only impact the Company’s consolidated financial statements for future acquisitions concluded in periods subsequent to the date of adoption.

Sections 1601 and 1602 dealing with consolidated financial statements require an entity to measure non-controlling interest upon acquisition either at fair value or at the non-controlling interest’s proportionate share of the acquirer’s identifiable net assets. The new sections also require non-controlling interest to be presented as a separate component of shareholders’ equity.

The new standards will apply as of the beginning of the first annual reporting period beginning on or after January 1, 2011, with simultaneous early adoption permitted. The Company is currently assessing the impact of these new sections on its consolidated financial statements.

Notes to consolidated financial statements
Years ended December 31, 2009, 2008 and 2007 (in thousands of Canadian dollars)

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

$

Assets acquired
Cash and cash equivalents	13
Restricted cash	116
Accounts receivable	16
Inventories	448
Future tax asset	4,504
Future tax asset on mining taxes	1,236
Valuation of future tax asset	(5,740)
Property, plant and equipment	3,447

4,040

Liabilities assumed
Accounts payable	935
Asset retirement obligations	(40)
Long-term debt	1,950

2,845

Net value of assets acquired	1,195

Cancelled minority interest	12,336
Shares of publicly-traded companies already held in the Company	(417)
Cancelled due to Richmont Mines	(1,742)

Purchase price, including transaction costs	11,372

Shares issued by the Company	(4,375)
Cash and cash equivalents acquired	(13)

Net effect on cash	6,984

4.	Other revenue

Other revenue includes interest income on cash, variation on fair value on cash equivalents of $135 ($661 in 2008 and $706 in 2007), gain and loss on disposal of shares of publicly-traded companies, foreign exchange gain of $9 ($859 in 2008 and loss of $74 in 2007) and revenue from custom milling.

Notes to consolidated financial statements
Years ended December 31, 2009, 2008 and 2007 (in thousands of Canadian dollars)

5.	Exploration and project evaluation

	2009	2008	2007
	$	$	$

Island Gold Mine	3,136	2,293	505
Beaufor Mine	3,006	2,921	1,874
Francoeur/Wasamac properties	1,938	184	142
Golden Wonder property	-	4,202	665
Valentine Lake property	-	347	1,017
Camflo Northwest property	-	-	112
Other properties	28	20	49
Project evaluation	305	373	124

	8,413	10,340	4,488

Exploration tax credits	(1,347)	(643)	(1,200)
Reversal of exploration tax credits recorded in 2007 a)	-	850	-

	7,066	10,547	3,288

a)	In June 2008, when the Company filed its 2007 income tax returns, the Company reduced its current taxes by using carried forward fiscal expenses instead of using exploration tax credit, as it planned and recorded in 2007.

6.	Asset retirement obligations

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

Notes to consolidated financial statements
Years ended December 31, 2009, 2008 and 2007 (in thousands of Canadian dollars)

a)	Information used in the calculation of obligations

The following table sets forth the assumptions used in the calculation of the asset retirement obligations for the years ended December 31, 2009 and 2008:

	Total amount	Anticipated
	of the estimated	cash flow	Credit-adjusted
	cash flow	payment schedule	risk-free rate
	$		%

2009

Beaufor Mine	604	2012	4.0 and 5.5
Island Gold Mine	1,190	2015	4.0 and 5.5
Camflo Mill	4,080	2016	5.5
Francoeur property	636	2016	4.0 and 5.5

	6,510

2008

Beaufor Mine	391	2012	5.5
Island Gold Mine	945	2013	5.5
Camflo Mill	3,121	2012	5.5
Francoeur property	193	2012	5.5

	4,650

In 2008, cash payment schedules were revised from 2011 to 2012 for the Beaufor Mine, from 2010 to 2012 for the Camflo Mill and Francoeur property and from 2010 to 2013 for the Island Gold Mine.

b)	Changes in obligations

The following table sets forth the movement of the asset retirement obligations for the years ended December 31, 2009, 2008 and 2007:

	2009	2008	2007
	$	$	$

Balance, beginning of year	4,664	3,358	3,333
Accretion expense	240	182	178
Changes to estimated cash flow and payment schedules	1,024	1,164	-
Changes in liability related to the acquisition of Patricia Mining Corp.	-	(40)	-
Decrease related to the disposal of properties	-	-	(153)

Balance, end of year	5,928	4,664	3,358

Notes to consolidated financial statements
Years ended December 31, 2009, 2008 and 2007 (in thousands of Canadian dollars)

c)	Deposits restricted and letters of credit

As at December 31, 2009, the Company had $106 in deposits restricted with Quebec’s government and a credit facility is available to the Company in the amount of $3,000 for the issuance of letters of credit as guarantees for the settlement of asset retirement obligations. The credit facility has a fixed fee of 0.85% (0.75% in 2008). The following table provides the allocation of deposits restricted and letters of credit issued as at December 31, 2009:

	2009	Date of
	$	renewal

Deposits restricted
Beaufor Mine	52
Francoeur property	54

	106

Letters of credit
Camflo Mill	1,332	January 20, 2010
Island Gold Mine (Kremzar property)	590	January 26, 2010
Island Gold Mine (Lochalsh property)	184	January 5, 2010

	2,106

As at December 31, 2008, the Company had guaranteed the restoration of its mining sites by the pledge of letters of credit amounting to $1,539 and the Island Gold property has been pledged to the Ontario Ministry of Northern Development and Mines in the amount of $578.

7.	Loss (gain) on disposal of mining assets

The loss (gain) on disposal of mining assets includes the following items:

	2009	2008	2007
	$	$	$

Valentine Lake property a)	(650)	-	-
East Amphi property b)	-	-	(7,439)
Other mining equipment	56	29	(627)

	(594)	29	(8,066)

a)

On February 11, 2009, the Company entered into an agreement with Mountain Lake Resources Inc. (“Mountain Lake”) in which it granted Mountain Lake an option to purchase Richmont’s 70% interest in the Valentine Lake Property located in Central Newfoundland. Mountain Lake currently owns a 30% interest in the Property. Mountain Lake, as an option fee, has issued, in April 2009, 2,500,000 common shares to the Company for a fair value of $650, or $0.26 per share (note 10 a)).

b)

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

Notes to consolidated financial statements
Years ended December 31, 2009, 2008 and 2007 (in thousands of Canadian dollars)

The gain on disposal of the East Amphi property was calculated net of transaction costs and the book value of the assets sold.

8.	Mining and income taxes

The income tax expense (recovery) attributable to earnings differs from the amounts computed by applying the combined federal and provincial income tax rate of 32.41% (32.23% in 2008 and 33.39% in 2007) to earnings before mining and income taxes as a result of the following:

	2009	2008	2007
	$	$	$

Earnings before mining and income taxes	1,773	4,107	7,941

Tax expense at combined statutory rate	575	1,324	2,651
Increase (decrease) in mining and income taxes resulting from:
Resource allowance deduction	(193)	(204)	-
Deductible mining taxes	5	(601)	(558)
Change in the valuation allowance	(3,483)	(931)	(1,130)
Impact of the change in tax rates	675	98	80
Prior years future income taxes adjustment	3,395	123	(197)
Other	217	(288)	101

Income taxes	1,191	(479)	947
Mining tax	284	916	359

Total mining and income tax expense	1,475	437	1,306

Mining and income tax expense consist of:

	2009	2008	2007
	$	$	$

Current taxes	1,585	796	1,640
Future taxes	(110)	(359)	(334)

	1,475	437	1,306

Notes to consolidated financial statements
Years ended December 31, 2009, 2008 and 2007 (in thousands of Canadian dollars)

The tax effect of temporary differences, that give rise to significant portions of the future tax assets and future tax liabilities at December 31, 2009 and 2008, are presented below:

	2009	2008
	$	$

Long-term future tax asset:
Property, plant and equipment	2,399	7,348
Asset retirement obligations	1,870	1,311
Harmonization of Ontario’s fiscal credits	582	982
Share issue costs	94	329
Losses carried forward	1,955	1,273
Deductible future mining taxes	215	239

Future tax asset	7,115	11,482
Less valuation allowance	(6,589)	(11,332)

	526	150

Long-term future tax liability:
Property, plant and equipment	(1,222)	(1,236)
Exploration credit	(280)	-

Net long-term future tax liability	(976)	(1,086)

As presented on consolidated balance sheets:
Future mining and income tax asset	-	-
Future mining and income tax liability	(976)	(1,086)

	(976)	(1,086)

Non-refundable provincial tax credits of $4,776 and non-refundable federal tax credits of $3,307, which may be used within the next ten to twenty years to reduce income taxes otherwise payable, have not been accounted for by the Company.

At December 31, 2009, the Company has net operating federal and Ontario, Quebec losses carry forwards of approximately $7,047, and $8,368 respectively, which expire at various dates through 2029.

9.	Inventories

	2009	2008
	$	$

Precious metals	1,859	2,157
Ore	3,146	1,846
Supplies	2,355	2,009

	7,360	6,012

During the year, a write-down of inventories of $71 was recognized as an expense (none in 2008). There was no reversal of write-down in 2009 and 2008.

Notes to consolidated financial statements
Years ended December 31, 2009, 2008 and 2007 (in thousands of Canadian dollars)

10.	Property, plant and equipment

			2009			2008
		Accumulated			Accumulated
		depreciation	Net book		depreciation	Net book
	Cost	and depletion	value	Cost	and depletion	value
	$	$	$	$	$	$

Mine sites
Mining properties a)	1,564	888	676	1,564	860	704
Development costs b)	45,767	13,632	32,135	42,859	10,936	31,923
Buildings	6,588	2,571	4,017	5,955	2,131	3,824
Equipment	14,079	4,841	9,238	12,518	3,959	8,559
Asset retirement obligations	3,395	1,028	2,367	2,493	651	1,842

	71,393	22,960	48,433	65,389	18,537	46,852

Corporate office
Buildings and leasehold improvements	1,476	648	828	1,476	550	926
Equipment and rolling stock	560	413	147	736	475	261

	2,036	1,061	975	2,212	1,025	1,187

	73,429	24,021	49,408	67,601	19,562	48,039

Project under development	2,415	-	2,415	-	-	-

Total	75,844	24,021	51,823	67,601	19,562	48,039

a)	On February 11, 2009, the Company entered into an agreement with Mountain Lake Resources Inc. (“Mountain Lake”) in which it granted Mountain Lake an option to purchase Richmont’s 70% interest in the Valentine Lake Property located in Central Newfoundland. Mountain Lake currently owns a 30% interest in the Property.

Mountain Lake may exercise the option over a five-year period by making option payments to Richmont for an additional $3,000 and by incurring $1,000 in exploration and development expenditures on the Property within that timeframe. The option payments may be in cash, or 50% in cash aond 50% in Mountain Lake common shares, at the sole election of Mountain Lake. The option payments can be made in instalments by the second, third, and fourth years of the five-year period. Moreover, $500 of the exploration and development expenditures must be incurred by the end of the second year and the remaining $500 must be incurred by the end of the fifth year.

b)	In 2008, the development costs had increased by $350 following the cancellation of exploration tax credits which had been applied against these costs in 2007. A distribution of $742 from a minority partner was applied as a reduction of development costs in 2008.

During the year ended December 31, 2009, the Beaufor Mine’s average depletion rate was $43 per ounce sold ($41 in 2008 and $122 in 2007), the Island Gold Mine’s average depletion rate was $104 per ounce sold ($100 in 2008 and $105 for the three-month period ended December 31, 2007) while that of East Amphi Mine’s settled at $64 per ounce sold in 2007. Camflo Mill has an average depletion rate of $2.14 per processed tonnes for the year ended December 31, 2009 ($1.25 in 2008 and $2.67 in 2007).

Notes to consolidated financial statements
Years ended December 31, 2009, 2008 and 2007 (in thousands of Canadian dollars)

11.	Capital stock

Authorized: Unlimited number of common shares with no par value

	Number	2009	Number	2008	Number	2007
	of shares	Amount	of shares	Amount	of shares	Amount
	(thousands)	$	(thousands)	$	(thousands)	$

Issued and paid:
Common shares
Balance, beginning of year	26,113	64,672	24,053	61,016	24,180	61,340
Issue of shares for cash Exercise of stock options a)	34	111	9	34	102	257
Issue of shares related to Patricia Mining’s acquisition (note 3)	-	-	2,347	4,375	-	-
Redemption of shares b)	(43)	(108)	(296)	(753)	(229)	(581)

Balance, end of year	26,104	64,675	26,113	64,672	24,053	61,016

a)	Issue of shares

In 2009, the Company issued 34,000 commoon shares (9,000 in 2008 and 102,000 in 2007) following the exercise of stock options and received cash proceeds in the amount of $82 ($25 in 2008 and $183 in 2007). Contributed surplus was reduced by $29 ($9 in 2008 and $74 in 2007) which represents the fair value of the exercised stock options.

b)	Redemption of shares

In December 2008, the Company had made a normal course issuer bid to purchase its outstanding common shares. The Company could purchase between December 5, 2008 and December 4, 2009, up to 1,188,000 common shares, representing approximately 5% of the 23,776,653 common shares of the Company issued and outstanding on November 21, 2008.

In 2009, the Company redeemed and cancelled 43,500 common shares (296,200 in 2008 and 229,000 in 2007) for $137 in cash ($768 in 2008 and $658 in 2007). This transaction increased the deficit by $29 ($84 in 2008 and $77 in 2007) and increased the contributed surplus by $0 ($69 in 2008 and $0 in 2007).

c)	Stock Option Purchase Plan

The Company has a Stock Option Purchase Plan under which options to acquire common shares may be granted to its directors, officers, employees and non-employees. According to this plan, established in 1995 and amended in 1997, 2002, 2003, 2007 and 2009, the Company may grant options for up to 5,245,000 common shares. The exercise price of each option is the market price of the Company’s stock on the date of grant and the maximum term of the options granted is 10 years. The options are vested to 20% at the date of grant and vesting cumulatively thereafter at every anniversary date for a total length of four years.

Notes to consolidated financial statements
Years ended December 31, 2009, 2008 and 2007 (in thousands of Canadian dollars)

A summary of the status, in 2009 and 2008, of the Company’s Stock Option Purchase Plan, and changes during the years then ended, is presented below:

		2009		2008
		Weighted		Weighted
	Number	average	Number	average
	of options	exercise price	of options	exercise price
	(thousands)	$	(thousands)	$

Options outstanding, beginning of year	2,308	3.84	2,023	4.22
Granted	490	3.18	445	2.19
Exercised	(34)	2.42	(9)	2.74
Cancelled	(91)	4.01	(126)	3.92
Expired	(193)	6.34	(25)	5.16

Options outstanding, end of year	2,480	3.53	2,308	3.84

Exercisable options, end of year	1,529	3.90	1,339	4.43

The following table summarizes information about the Stock Option Purchase Plan at December 31, 2009:

	Options outstanding at December 31, 2009			Exercisable options at
				December 31, 2009
Exercise	Number	Weighted average	Weighted average	Number	Weighted average
price	of options	remaining contractual	exercise price	of options	exercise price
	(thousands)	life (years)	$	(thousands)	$

$1.80 to $2.07	434	4.0	1.91	137	1.88
$2.74 to $4.04	1,296	2.9	3.22	726	3.19
$4.12 to $5.30	750	1.0	4.99	666	5.09

	2,480	2.5	3.53	1,529	3.90

During 2009, the Company granted 490,000 stock options (445,000 in 2008 and 620,000 in 2007) to senior executives and management. The weighted average fair value of these stock options at the grant date, calculated using the Black- Scholes option pricing model, is $1.45 ($0.76 in 2008 and $1.06 in 2007).

The compensation costs were calculated using the Black-Scholes option pricing model with the following assumptions:

	2009	2008	2007

Risk-free interest rate	2.3%	3.2%	4.0%
Expected life	4 years	4 years	4 years
Expected volatility	56%	39%	38%
Expected dividend yield	0.0%	0.0%	0.0%

In 2009, the stock-based compensation costs charged to earnings amount to $484 ($526 in 2008 and $575 in 2007).

The contributed surplus was increased by the same amounts.

Notes to consolidated financial statements
Years ended December 31, 2009, 2008 and 2007 (in thousands of Canadian dollars)

12.	Contributed surplus

	2009	2008
	$	$

Balance, beginning of year	5,678	5,092

Stock-based compensation	484	526
Options exercised	(29)	(9)
Redemption of shares	-	69

Balance, end of year	6,133	5,678

13.	Consolidated statements of cash flow

	2009	2008	2007
	$	$	$

Change in non-cash working capital items

Accounts receivable	(227)	151	205
Income taxes and tax credit receivable (payable)	(1,204)	1,152	588
Inventories	(1,348)	(126)	(45)
Accounts payable and accrued charges	(291)	1,194	1,055

	(3,070)	2,371	1,803

Supplemental information
Cash received (paid) during the year:
Interests	175	1,188	1,450
Mining and income taxes	(1,391)	(372)	303
Items not affecting cash and cash equivalents:
Property, plant and equipment increase as a result of the revision of the estimated payment schedule and the estimated cash flow of the asset retirement obligations	1,024	1,164	-
Common shares of public company received as consideration from disposal of mining assets (note 7)	650	-	6,086
Distribution presented as a reduction of the advance to a minority partner	-	904	-
Distribution presented as a reduction of contribution from a minority partner	-	90	-
Distribution presented as a reduction of accounts receivable	-	129	-
Asset retirement obligation transferred to accounts payable and accrued charges	-	-	129

Accounts payable and accrued charges related to development projects and other property, plant and equipment	764	255	477

14.	Pension plan

The Company contributes a percentage of its Canadian payroll expense to a defined contribution plan. The expense in 2009 was $464 ($357 in 2008 and $289 in 2007).

Notes to consolidated financial statements
Years ended December 31, 2009, 2008 and 2007 (in thousands of Canadian dollars)

15.	Commitments and subsequent events

The Company is subject to pay royalties on 50% of the production of the Beaufor Mine at the rate of $30 per ounce produced, a 3% royalty per ounce produced at the Island Gold Mine, and on other properties if such other properties are brought into commercial production.

The Company is committed, under a lease expiring in November 2014, to pay a sum of $313 for a space. Minimum lease payments for the next five years amount to $64 in 2010, 2011, 2012 and 2013 and to $57 in 2014.

16.	Capital disclosures

The Company’s objectives when managing its capital are to safeguard the Company’s ability to continue as a going concern in order to support ongoing exploration programs and the development of its mining assets, to provide sufficient working capital to meet its ongoing obligations and to pursue potential investments.

For the purpose of management of capital, the Company includes the components of shareholders’ equity, less cash and cash equivalents as well as shares of publicly-traded companies.

The Company manages its capital structure and makes adjustments to it in accordance with the aforementioned objectives, as well as in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust its capital structure, the Company may purchase some of its shares for cancellation pursuant to normal course issuer bids, issue new shares, issue new debt, acquire or dispose of assets or adjust the amount of cash and cash equivalents and shares of publicly-traded companies. The Company is not subject to externally imposed capital requirements. The Company’s management of capital remained unchanged since the previous year.

17.	Financial instruments and risk management

a)	Fair value of financial instruments

The Company has classified its cash, banker’s acceptances, discount notes and restricted cash as assets held-for-trading, its shares of publicly-traded companies as available-for-sale financial assets, its term deposits and accounts receivable as loans and receivables, and its accounts payable and accrued charges as other financial liabilities as defined by the CICA Handbook Section 3855, “Financial Instruments – Recognition and Measurement”.

Notes to consolidated financial statements
Years ended December 31, 2009, 2008 and 2007 (in thousands of Canadian dollars)

The following table presents the carrying amounts and fair values of each financial instruments category:

	December 31, 2009		December 31, 2008
	Book	Fair	Book	Fair
	value	value	value	value
	$	$	$	$

Held-for-trading financial assets
Cash a)	10,253	10,253	7,722	7,722
Restricted cash a)	-	-	116	116
Banker’s acceptances b)	-	-	1,812	1,812
Discount notes b)	-	-	16,487	16,487

	10,253	10,253	26,137	26,137

Available-for-sale financial assets
Shares of publicly-traded companies b)	741	741	121	121

Loans and receivables
Accounts receivable a)	194	194	183	183
Term deposits a)	10,886	10,886	-	-

	11,080	11,080	183	183

Other financial liabilities
Accounts payable and accrued charges a)	7,078	7,078	6,912	6,912

a)

The Company owns and assumes financial assets and liabilities such as cash and cash equivalents, restricted cash, accounts receivable, term deposits, as well as accounts payable and accrued charges. The fair value of these financial assets and liabilities approximates their book value as these items will be realized or settled in the short term.

b)	The fair value of shares of publicly-traded companies, banker’s acceptances and discount notes is the bid price.

The variation on fair value of cash equivalents is $135 ($661 in 2008 and $706 in 2007) and interest income from the advance to a minority partner is $245 in 2008 ($411 in 2007).

b)	Fair value hierarchy

The fair value measurements of shares of publicly-traded companies, banker’s acceptances and discount notes have been classified at level one from the fair value hierarchy. This valuation is based on data observed in the market.

c)	Market risk

The Company is exposed to gold price fluctuations and to fluctuations of the US dollar compared to the Canadian dollar. The Company manages its exposure to these risks through the occasional use of derivative financial instruments and gold commodity contracts. The Company is also exposed to share price fluctuations of the shares that it holds in shares of publicly-traded companies and to fluctuations of interest rates for its cash equivalents. The risks and the management of those risks were unchanged compared to previous years.

The Board of Directors approves all policies concerning the use of derivative financial instruments and gold sales contracts. The Company does not hold any financial instrument or derivative financial instrument for trading or speculative purposes.

Notes to consolidated financial statements
Years ended December 31, 2009, 2008 and 2007 (in thousands of Canadian dollars)

Foreign exchange risk

The price of gold is established in US dollars; to manage its exposure due to the fluctuation of the US dollar, the Company can occasionally enter into various types of foreign exchange contracts. During the years 2009, 2008 and 2007, the Company did not enter into any forward exchange contracts. At December 31, 2009 and 2008, assets and liabilities denominated in US dollars are not significant.

Commodity price risk

For its gold production, the Company can reduce its risk of a decrease in the price of gold through the occasional use of forward sales contracts and put and call options. The risk related to fluctuation of gold price is unchanged from the previous years. In 2009, 2008 and 2007, the Company did not enter into any hedging contracts for its gold production.

Interest rate risk

The cash equivalents carry interest and therefore, the Company is exposed to a variation of their interest rate at their renewal. Based on the exposures as at December 31, 2009, and assuming that all other variables remain constant, an increase or decrease of 25 basis point of the interest rate would result in an increase or decrease of $40 in net earnings.

d)	Credit risk

Financial instruments that expose the Company to market risk and to a credit risk consist of cash and cash equivalents and accounts receivable. The Company invests its cash and cash equivalents in high-quality securities issued by government agencies, financial institutions and major corporations, and limits the amount of credit exposure by diversifying its holdings. At December 31, 2009, the Company’s cash and term deposits are held through two financial institutions (56% of cash and cash equivalents were held through two financial institutions in 2008).

The following table presents the composition of cash and cash equivalents:

	2009	2008	2007
	$	$	$

Cash a)	10,253	7,722	6,942
Cash equivalents
Term deposits, 0.90% maturing in January 2010	10,886	-	-
Discount notes, 1.55% to 2.48% (4.48% to 4.73% in 2007)	-	16,487	20,349
Banker’s acceptances, 3.10%	-	1,812	-

	21,139	26,021	27,291

• a) In 2009, 49% of cash is invested with effective rates varying from 0.75% to 0.95%.

The Company does not obtain any security to support financial instruments subject to credit risk but mitigates this risk by dealing only with a diverse group of financially sound counterparties and, accordingly, does not anticipate any loss for non-performance. The credit risk and its management are the same as those of the previous years.

e)	Liquidity risk

The objective of management with respect to liquidity risk is to hold enough cash and cash equivalents in order to ensure that the Company has the necessary funds to meet its obligations.

Accounts payable and accrued charges are due in the next financial year.

Notes to consolidated financial statements
Years ended December 31, 2009, 2008 and 2007 (in thousands of Canadian dollars)

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

2009			Exploration,
			corporate
	Quebec	Ontario	and others	Total
	$	$	$	$

Revenue	28,764	42,938	182	71,884
Mine operating costs and others	21,824	32,739	3,380	57,943
Exploration and project evaluation	4,626	3,159	(719)	7,066
Depreciation and depletion	1,454	4,034	208	5,696
Loss (gain) on disposal of mining assets	2	12	(608)	(594)

Earnings (loss) before other items	858	2,994	(2,079)	1,773

Acquisition of property, plant and equipment	3,358	4,318	336	8,012

Current assets	8,606	6,517	18,178	33,301
Deposits restricted	106	-	-	106
Property, plant and equipment	8,299	41,475	2,049	51,823

Total assets	17,011	47,992	20,227	85,230

2008			Exploration,
			corporate
	Quebec	Ontario	and others	Total
	$	$	$	$

Revenue	33,452	35,183	1,956	70,591
Mine operating costs and others	20,327	26,771	3,123	50,221
Exploration and project evaluation	2,821	2,313	5,413	10,547
Depreciation and depletion	1,589	3,794	304	5,687
Gain (loss) on disposal of mining assets	8	23	(2)	29

Earnings (loss) before other items	8,707	2,282	(6,882)	4,107

Acquisition of property, plant and equipment	576	3,079	1,538	5,193

Current assets	10,260	4,067	20,515	34,842
Property, plant and equipment	5,137	40,644	2,258	48,039

Total assets	15,397	44,711	22,773	82,881

Notes to consolidated financial statements
Years ended December 31, 2009, 2008 and 2007 (in thousands of Canadian dollars)

2007			Exploration,
			corporate
	Quebec	Ontario	and others	Total
	$	$	$	$

Revenue	30,363	5,743	1,965	38,071
Mine operating costs and others	21,290	4,912	3,078	29,280
Exploration and project evaluation	1,578	506	1,204	3,288
Depreciation and depletion	4,683	763	182	5,628
Gain on disposal of mining assets	(8,044)	-	(22)	(8,066)

Earnings (loss) before other items	10,856	(438)	(2,477)	7,941

Acquisition of property, plant and equipment	951	4,495	725	6,171

Current assets	5,741	2,341	31,009	39,091
Advance to a minority partner	-	-	1,875	1,875
Property, plant and equipment	4,969	38,242	1,799	45,010

Total assets	10,710	40,583	34,683	85,976

In 2009, 92% of precious metals have been sold through US brokers (41% in 2008 and 45% in 2007).

Notes to consolidated financial statements
Years ended December 31, 2009, 2008 and 2007 (in thousands of Canadian dollars)

19.	Effect of applying United States generally accepted accounting principles

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). Had these consolidated financial statements been prepared in accordance with United States generally accepted accounting principles (US GAAP), the effect on net earnings, property, plant and equipment, minority interest, accumulated other comprehensive income, shareholders’ equity and on consolidated statements of cash flow would have been as follows:

	2009	2008	2007
	$	$	$

Net earnings reported under Canadian GAAP	336	1,635	6,671

Add (deduct):
Difference in accounting related to investments a)	(4)	(1)	(412)
Difference in accounting related to stock-based compensation b)	48	58	57
Exploration and development costs related to mining properties c)	(902)	393	(509)
Depreciation and depletion d)	2,101	2,712	75
Minority interest e)	-	(1,221)	353

Net earnings reported under US GAAP	1,579	3,576	6,235

Net earnings per share reported under US GAAP
Basic and diluted	0.06	0.15	0.26

Property, plant and equipment reported under Canadian GAAP	51,823	48,039	45,010

Exploration and development costs related to mining properties c)	(31,768)	(30,865)	(31,258)
Company acquisition	-	9,645	-
Cumulative depreciation and depletion d)	3,381	1,280	(1,432)

Property, plant and equipment reported under US GAAP	23,436	28,099	12,320

Minority interest under Canadian GAAP	1,986	2,024	14,238
Minority interest e)	-	-	(10,866)

Minority interest under US GAAP	1,986	2,024	3,372

Accumulated other comprehensive income under Canadian GAAP	(44)	(236)	352
Difference in accounting related to investments a)	94	90	88

Accumulated other comprehensive income under US GAAP	50	(146)	440

Shareholders’ equity reported under Canadian GAAP	67,975	67,018	61,813
Difference in accounting related to exploration costs c)	(31,768)	(30,865)	(31,258)
Depreciation and depletion d)	3,381	1,280	(1,432)
Difference in accounting related to share of a minority partner e)	9,645	9,645	10,866
Difference in accounting related to investments a)	94	90	88

Shareholders’ equity reported under US GAAP	49,327	47,168	40,077

Notes to consolidated financial statements
Years ended December 31, 2009, 2008 and 2007 (in thousands of Canadian dollars)

	2009	2008	2007
	$	$	$

Cash flow from operating activities under Canadian GAAP	2,967	12,117	5,999
Exploration and development costs related to mining properties c)	(902)	393	(509)

Cash flow from operating activities under US GAAP	2,065	12,510	5,490

Cash flow from (used in) investing activities under Canadian GAAP	(7,795)	(10,647)	4,201
Exploration and development costs related to mining properties c)	902	(393)	509

Cash flow from (used in) investing activities under US GAAP	(6,893)	(11,040)	4,710

a)

Shares of publicly-traded companies acquired before December 31, 2006 were classified as held-for-trading and were recorded at fair value and changes in value were accounted for in earnings under SFAS-115. Following the adoption of Section 3855 of the CICA Handbook, on January 1, 2007, the Company classified the shares of publicly-traded companies acquired in 2007 and 2008 as available-for-sale. These investments must be recorded at fair value and changes to their value must be included in other comprehensive income.

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

New Accounting Pronouncement

In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations” (“FAS 141R”), which replaces FAS 141 and SFAS no. 160, “Non-controlling Interest in Consolidated Financial Statements”, an amendment of ARB No. 51 (“FAS 160”). FAS 141R establishes principles and requirements for how an acquirer in a business combination recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any controlling interest; recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. The adoption of these SFAS had no material impact on the consolidated financial statements of the Company.

Notes to consolidated financial statements
Years ended December 31, 2009, 2008 and 2007 (in thousands of Canadian dollars)

In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles,” which identifies the sources of accounting principles and provides entities with a framework for selecting the principles used in preparation of financial statements that are presented in conformity with GAAP. SFAS No. 162 will become effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board amendments to AU Section 411, “The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles”. The adoption of SFAS No. 162 had no material impact on the consolidated financial statements of the Company.

In March 2008, the FASB issued SFAS No. 161 “Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133 (“SFAS No. 161”),” to enhance the current disclosure framework in SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities, as amended.” SFAS No. 161 amends and expands the disclosures required by SFAS No. 133 so that they provide an enhanced understanding of i) how and why an entity uses derivative instruments, ii) how derivative instruments and related hedged items are accounted for under SFAS No. 133 and its related interpretations, and iii) how derivative instruments affect an entity’s financial position, financial performance, and cash flows. The adoption of SFAS No. 161 had no material impact on the consolidated financial statements of the Company.

In June 2009, the FASB issued SFAS No. 165 “Subsequent Events” which establishes standards for accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. The adoption of SFAS No. 165 had no material impact on the consolidated financial statements of the Company.

In June 2009, the FASB issued ASU 2009-01, “Amendments based on Statement of Financial Accounting Standards No. 168”—The FASB Accounting Standards Codification™ and “the Hierarchy of Generally Accepted Accounting Principles”, to codify in ASC 105, “Generally Accepted Accounting Principles”, FASB Statement 168, The FASB Accounting Standards Codification™ and” the Hierarchy of Generally Accepted Accounting Principles”, which was issued to establish the Codification as the sole source of authoritative U.S. GAAP recognized by the FASB, excluding SEC guidance, to be applied by nongovernmental entities. The guidance in ASC 105 is effective for financial statements issued for interim and annual periods ending after September 15, 2009 and does not modify existing U.S. GAAP.

In August 2009, the FASB amended guidance in “FASB Accounting Standards CodificationTM “(ASC) 820, “Fair Value Measurements and Disclosures”, to clarify how entities should estimate the fair value of liabilities. The amendments provide clarification that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value using one or more of the following valuation techniques: (1) a valuation technique that uses (a) the quoted price of the identical liability when traded as an asset or (b) quoted prices for similar liabilities or similar liabilities when traded as assets and / or (2) another valuation technique that is consistent with fair value principles such as an income or market approach. The amendments also clarify that when estimating the fair value of a liability, a reporting entity is not required to consider the existence of transfer restrictions on that liability. The adoption had non material impact on the consolidated financial statements of the Company.

20.	Comparative figures

Certain comparative figures provided for fiscal years 2008 and 2007 have been reclassified to conform with the presentation adopted for the fiscal year ended December 31, 2009.

EXHIBIT 8.1

	List of Subsidiaries

Name	Country of Incorporation	Proportion of Ownership

Louvem Mines Inc.	Canada	70%
Camflo Mill Inc.	Canada	100%
Patricia Mining Corp.	Canada	100%

EXHIBIT 12.1

CERTIFICATION

I, Martin Rivard, certify that:

1. I have reviewed this annual report on Form 20-F of Richmont Mines Inc. (the Company);

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this report;

4. The Company’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Company and have:

(a)

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)

Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)

Evaluated the effectiveness of the Company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)

Disclosed in this report any change in the Company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

5. The Company’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Company’s auditors and the audit committee of Company’s board of directors (or persons performing the equivalent functions);

(a)

All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting.

Date:	May 6, 2010

(/s/) Martin Rivard
Martin Rivard
President and Chief Executive Officer

CERTIFICATION

I, Nicole Veilleux, certify that:

1. I have reviewed this annual report on Form 20-F of Richmont Mines Inc. (the Company);

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this report;

4. The Company’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Company and have:

(a)

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)

Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)

Evaluated the effectiveness of the Company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)

Disclosed in this report any change in the Company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

5. The Company’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Company’s auditors and the audit committee of Company’s board of directors (or persons performing the equivalent functions);

(a)

All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting.

Date:	May 6, 2010

(/s/) Nicole Veilleux
Nicole Veilleux
Director, Finances

EXHIBIT 13.1

Certification Of Periodic Financial Report

Pursuant to Section 906

of the

Sarbanes-Oxley Act of 2002,

18 U.S.C. Section 1350

In connection with the Annual Report of Richmont Mines Inc. (the “Company”) on Form 20-F for the period ending December 31, 2009 as filed with Securities and Exchange Commission on the date hereof (the “Report”), I, Martin Rivard, President and Chief Executive Officer of the Company hereby certify that the Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that the information contained in the Annual Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date:	May 6, 2010
(/s/) Martin Rivard
Martin Rivard
President and Chief Executive Officer

A signed original of this written statement required by Section 906 or other document authenticating, acknowledging, or otherwise adopting the signature that appears in typed form within the electronic version of this written statement required by Section 906, has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

This Certification is being furnished pursuant to Rule 15(d) and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (15 U.S.C. §78r), or otherwise subject to the liability of that Section. This Certification shall not be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Exchange Act, except to the extent that the Company specifically incorporates it by reference.

Certification Of Periodic Financial Report

Pursuant to Section 906

of the

Sarbanes-Oxley Act of 2002,

18 U.S.C. Section 1350

In connection with the Annual Report of Richmont Mines Inc. (the “Company”) on Form 20-F for the period ending December 31, 2009 as filed with Securities and Exchange Commission on the date hereof (the “Report”), I, Nicole Veilleux, Financial Director of the Company hereby certify that the Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that the information contained in the Annual Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date:	May 6, 2010
(/s/) Nicole Veilleux
Nicole Veilleux
Director, Finances

A signed original of this written statement required by Section 906 or other document authenticating, acknowledging, or otherwise adopting the signature that appears in typed form within the electronic version of this written statement required by Section 906, has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

This Certification is being furnished pursuant to Rule 15(d) and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (15 U.S.C. §78r), or otherwise subject to the liability of that Section. This Certification shall not be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Exchange Act, except to the extent that the Company specifically incorporates it by reference.