Form 20-F
period 2010-12-31
RICHMONT MINES INC
filed 2011-05-05
CIK 1023996

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

     [ XXX ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010

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

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: As of December 31, 2010: 31,230,063.

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

Yes [   ]  No [ X ]

Forward-Looking Information

This Annual Report includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All statements other than statements of historical facts included in this Annual Report, including, without limitation, those regarding the Company’s financial position, business strategy, budgets, reserve estimates, development and exploitation opportunities and projects, classification of reserves, and plans and objectives of management for future operations, are forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Such forward-looking statements reflect the Company's views as at the date of this Form 20-F and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company or industry results, to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the Risk Factors set forth in "Item 3. Key Information — Risk Factors". Given these uncertainties, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date made. Except as otherwise required by law, the Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any such statements to reflect any change in the Company's expectations or any change in events, conditions or circumstances on which any such statement is based.

Note to Investors Concerning Certain Measures of Performance

Throughout this document, the Company uses performance indicators that are not defined according to Canadian generally accepted accounting principles (“Canadian GAAP”), such as the total cash cost of production per ounce sold for each of the Company's properties, excluding the rates of depreciation per ounce. These performance indicators are widely used in the mining industry. Nonetheless, they are in no way a standard prescribed by Canadian GAAP. The Company believes that some investors use these indicators, in addition to the financial information prepared in accordance with Canadian GAAP, to evaluate the Company's performance and its ability to generate cash. Consequently, this information must be considered supplementary and should not under any circumstances be regarded as a substitute for the performance indicators prepared in accordance with Canadian GAAP.

Terminology

Unless otherwise specified, all units of measurement used in this report are expressed according to the metric system. The most commonly used conversion factors and their respective abbreviations are shown below:

1 troy ounce (oz) = 31.1035 grams (g)
1 tonne (t) = 1.1023 short ton (2,000 pounds)
1 metre (m) = 3.28 feet
Au: gold
g/t: gram per tonne
ha: hectare
NSR: Net Smelter Return

t/d: tonnes per day
cm: centimetre
mm: millimetre
kg: kilogram
g: gram
t/m3: tonnes per cubic metre
km: Kilometre
NPI: Net profit interest
ppb: part per billion

Currency and amounts

In this Annual Report, all dollar amounts are in thousands of Canadian dollars unless otherwise stated.

Definitions

Mineral Reserve

Mineral Reserves are sub-divided in order of increasing confidence into Probable Mineral Reserves and Proven Mineral Reserves. A Probable Mineral Reserve provides a lower level of confidence than a Proven Mineral Reserve. A Mineral Reserve is the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a preliminary feasibility study. Such study must include adequate information on mining, processing, metallurgical, economic parameters and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

Proven Mineral Reserves

A Proven Mineral Reserve is the economically mineable part of a Measured Mineral Resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic parameters and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

Probable Mineral Reserves

A Probable Mineral Reserve is the economically mineable part of an Indicated Mineral Resource and, in some cases, a Measured Mineral Resource, demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic parameters, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

Mineral Resources

Mineral Resources are sub-divided in order of increasing geological confidence into Inferred, Indicated and Measured categories. An Inferred Mineral Resource has a lower level of confidence than that applied to an Indicated Mineral Resource. An Indicated Mineral Resource has a higher level of confidence than an Inferred Mineral Resource but has a lower level of confidence than a Measured Mineral Resource. A Mineral Resource is a concentration or occurrence of natural solid inorganic or fossilized organic material in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

Measured Mineral Resources

A Measured Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, density, shape, and physical characteristics are so well established that they can be estimated with sufficient confidence to allow the appropriate application of technical and economic parameters to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

Indicated Mineral Resources

An Indicated Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, density, shape, and physical characteristics can be estimated with a level of sufficient confidence to allow the appropriate application of technical and economic parameters to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

Inferred Mineral Resources

An Inferred Mineral Resource is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	Selected Financial Data

The selected financial data of Richmont Mines Inc. (consolidated with its wholly-owned subsidiaries, Camflo Mill Inc., Patricia Mining Corporation (“Patricia Mining”) and Louvem Mines Inc. (“Louvem”); herein referred to collectively as “Richmont Mines,” “Richmont” or the “Company”) set forth below has been derived from the consolidated financial statements of the Company which have been audited by Raymond Chabot Grant Thornton LLP, Chartered Accountants, as indicated in their Independent Registered Public Accounting Firm’s report as at December 31, 2010, 2009 and 2008 and which are included elsewhere in this Annual Report.

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

The information contained in this Annual Report on Form 20-F is current as at December 31, 2010, except where a different date is specified.

The Company has not declared or paid any dividends on its capital stock during the past five years and currently has no intention of paying dividends subject to a periodic review of this policy by the Board of Directors.

Selected Financial Data
(Canadian GAAP)
(in thousands of Canadian dollars except per share and share data)
	2010	2009	2008	2007	2006
Total revenues	90,781	71,884	70,591	38,071	32,889
Net earnings	9,011	336	1,635	6,671	3,194
Net earnings per share
Basic	$0.31	$0.01	$0.07	$0.28	$0.14
Diluted	$0.31	$0.01	$0.07	$0.28	$0.14
Total assets	117,646	85,230	82,881	85,976	78,498
Long-term debt	-	-	-	-	-
Working capital	43,880	24,936	26,753	33,970	21,171
Shareholders’ equity
Total	96,851	69,961	69,042	76,051	67,435
Capital stock	88,598	64,675	64,672	61,016	61,340
Number of outstanding common shares at year end (000’s)	31,230	26,104	26,113	24,053	24,180

Selected Financial Data
(U.S. GAAP Reconciliation)
(in thousands of Canadian dollars except per share and share data)
	2010	2009	2008	2007	2006
Net income (loss)	3,303	1,579	3,576	6,235	(11,064)
Net earnings (loss) per share
Basic	$0.11	$0.06	$0.15	$0.26	($0.48)
Diluted	$0.11	$0.06	$0.15	$0.26	($0.48)
Weighted average number of
common shares outstanding (000’s)	28,687	26,108	24,047	24,159	22,904
Shareholders’ equity	72,227	51,313	49,192	54,315	46,015

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

U.S. Dollar/Canadian Dollar Exchange Rates

Year ended
December 31	Average
2006	1.13
2007	1.07
2008	1.07
2009	1.14
2010	1.03

The following table sets forth the high and low exchange rate for the past six months. As of April 21, 2011, the exchange rate was 1.05.

U.S. Dollar/Canadian Dollar Exchange Rates

Month	High	Low
November 2010	0.9980	1.0286
December 2010	0.9931	1.0216
January 2011	0.9848	1.0060
February 2011	0.9710	0.9984
March 2011	0.9671	0.9974
April 1st to April 21st, 2011	0.9469	0.9722

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

See the discussion regarding forward-looking statements at page 1.

In addition to the other information contained herein, the following risk factors should be carefully considered when evaluating an investment in the Company’s common shares:

The exploration of mineral properties is highly speculative, involves substantial expenditures and is frequently unsuccessful.

The Company's profitability is significantly affected by the costs and results of its exploration and development programs. As mines have limited lives based on Proven and Probable Mineral Reserves, the Company actively seeks to replace and expand its Mineral Reserves, primarily through exploration and development as well as through strategic acquisitions. Exploration for minerals is highly speculative in nature, involves many risks and is frequently unsuccessful. Among the many uncertainties inherent in any gold exploration and development program are the location of economic ore bodies, the development of appropriate metallurgical processes, the receipt of necessary governmental permits and the construction of mining and processing facilities. Substantial expenditures are required to pursue such exploration and development activities. Assuming discovery of an economic ore body, depending on the type of mining operation involved, several years may elapse from the initial phases of drilling until commercial operations are commenced and during such time the economic feasibility of production may change. Accordingly, the Company's current or future exploration and development programs may not result in any new economically viable mining operations or yield new Mineral Reserves to replace and expand current Mineral Reserves.

The Company's financial performance and results may fluctuate widely due to volatile and unpredictable commodity prices and changes in the exchange rate between the U.S. and Canadian Dollars.

The Company's earnings are directly related to commodity prices as revenues are derived principally from the sale of gold. Gold prices fluctuate widely and are affected by numerous factors beyond the Company's control, including central bank purchases and sales, producer hedging and de-hedging activities, expectations of inflation, the relative exchange rate of the U.S. dollar with other major currencies, global and regional demand, political and economic conditions, production costs in major gold-producing regions and worldwide production levels. The aggregate effect of these factors is impossible to predict with accuracy. In addition, the price of gold has on occasion been subject to very rapid short-term changes because of speculative activities. Fluctuations in gold prices may materially adversely affect the Company's financial performance or results of operations. If the market price of gold falls below the Company's total cash costs per ounce of production at one or more of its projects at that time and remains so for any sustained period, the Company may experience losses and/or may curtail or suspend some or all of its exploration, development and mining activities at such projects or at other projects. Also, the Company's evaluation of proven and probable reserves at its current mines were based on a market price of gold between $800 and $1,000 per ounce. If the market price of gold falls below this level, the mines may be rendered uneconomic and production may be suspended. The Company's policy and practice is not to sell forward its future gold production; however, under the Company's price risk management policy, approved by the Company's Board of Directors (the "Board"), the Company may review this practice on a project by project basis. See "Item 11 Quantitative and Qualitative Disclosures about Market Risk — Derivatives" for more details on the Company's use of derivative instruments. The Company may occasionally use derivative instruments to mitigate the effects of fluctuating byproduct metal prices; however, these measures may not be successful.

The volatility of gold prices is illustrated in the following table which sets out, for the periods indicated, the high, low and average afternoon fixing prices for gold on the London Bullion Market (the "London P.M. Fix").

(US$ per ounce)	2010	2009	2008	2007	2006
High price	1,421	1,212	1,011	841	725
Low price	1,058	810	712	608	525
Average price	1,225	972	872	695	604

On April 21, 2011, the London P.M. Fix was US$1,504 per ounce of gold.

The Company's operating results and cash flow are significantly affected by changes in the U.S. dollar/Canadian dollar exchange rate. All of the Company's precious metals revenues are earned in U.S. dollars but the majority of its operating costs at its mines, are in Canadian dollars. The U.S. dollar/Canadian dollar exchange rate has fluctuated significantly over the last several years. From January 1, 2006 to January 1, 2011, the Noon Buying Rate fluctuated from a high of CAN$1.3000 per US$1.00 to a low of CAN$0.9170 per US$1.00. Historical fluctuations in the U.S. dollar/Canadian dollar exchange rate are not necessarily indicative of future exchange rate fluctuations.

The Company has no gold hedging contracts and no U.S. dollar exchange contracts. However, the Company may engage in hedging activities in the future. Hedging activities are intended to protect a company from the fluctuations of the price of gold and to minimize the effect of declines in gold prices on results of operations for a period of time. Hedging activities may protect a company against low gold prices, however, they may also limit the price that can be realized on gold that is subject to forward sales and call options where the market price of gold exceeds the gold price in a forward sale or call option contract. The Company continually evaluates the potential short- and long-term benefits of engaging in such derivative strategies based upon current market conditions. However, the use of byproduct metal derivative strategies may not benefit the Company in the future. There is a possibility that the Company could lock in forward deliveries at prices lower than the market price at the time of delivery. In addition, the Company could fail to produce enough precious metals to offset its forward delivery obligations, causing the Company to purchase the metal in the spot market at higher prices to fulfill its delivery obligations or, for cash settled contracts, make cash payments to counterparties in excess of precious metals revenue. If the Company is locked into a lower than market price forward contract or has to buy additional quantities at higher prices, its net income could be adversely affected.

Also, the Company may in the future, if it considers it advisable, enter into hedging arrangements with a view to reducing some risks associated with foreign exchange exposure. However, such hedging strategies may not prove to be successful and foreign exchange fluctuations may materially adversely affect the Company's financial performance and results of operations.

If the Company experiences mining accidents or other adverse conditions, the Company's mining operations may yield less gold than indicated by its estimated gold production and to the extent not adequately covered by insurance may result in possible adverse financial consequences to the Company.

The Company's gold production may fall below estimated levels as a result of mining accidents such as cave-ins, rock falls, rock bursts, slope and pit wall failures, dams, fires or flooding or as a result of other operational problems such as a failure of mining, production and milling equipment. In addition, production may be reduced or curtailed if, during the course of mining, unfavorable, unusual or unexpected geological or geotechnical formations or seismic activity are encountered, ore grades are lower than expected, the physical or metallurgical characteristics of the ore are less amenable than expected to mining or treatment, data on which engineering assumptions are made prove faulty or dilution increases. The Company may also encounter shortages or interruptions of economical electricity and adequate water supplies at its mines and production facilities which may adversely affect operations. Finally, inclement weather conditions, floods and the occurrence of other adverse natural phenomena at its mine and production sites may curtail, interrupt or delay mining and production operations and the ability of the Company to transport and market its production. Occurrences of this nature and other accidents, adverse conditions or operational problems in future years may result in the Company's failure to achieve current or future production estimates and may make profitable mineral deposits unprofitable for continued production. In addition, the occurrence of industrial accidents may result in personal injury or death and damage to property which may result in possible legal liability to the Company and if not adequately covered by insurance possible adverse financial consequences to the Company. The occurrence of any of these factors could materially and adversely affect a project and as a result materially and adversely affect the Company’s business, financial condition, results of operations and cash flow.

The exploration and development of new mineral deposits is subject to numerous risks and uncertainties which may adversely affect the Company’s ability to expand or replace its existing production.

The exploration process generally begins with the identification and appraisal of mineral prospects. Exploration and development projects have no operating history upon which to base estimates of future operating costs and capital requirements. Mining projects frequently require a number of years and significant expenditures during the mine development phase before production is possible. Development projects are subject to the completion of successful feasibility studies and environmental assessments, issuance of necessary governmental permits, acquiring title to prospects and the receipt of adequate financing. The economic feasibility of development projects is based on many factors such as:

  estimation of reserves;

  anticipated metallurgical recoveries;

  environmental considerations and permitting;

  estimates of future gold prices; and

  anticipated capital and operating costs of such projects.

Exploration and development of mineral deposits thus involve significant financial risks which a combination of careful evaluation, experience and knowledge may not eliminate. The discovery of an ore body may result in substantial rewards; however, few properties which are explored are ultimately developed into producing mines. A mine must generate sufficient revenues to offset operating and development costs such as the costs required to establish reserves by drilling, to develop metallurgical processes, to construct facilities and to extract and process metals from the ore. Once in production, it is impossible to determine whether current exploration and development programs at any given mine will result in the establishment of new reserves.

Newly opened mines, mine construction projects and expansion projects are subject to risks associated with new mine development, which may result in delays in the start-up of mining operations, delays in existing operations and unanticipated costs.

The Company's ability to replace its existing Mineral Reserves as they are produced and depleted will be dependent upon locating new or expanding production from existing economic Mineral Reserves and developing new mines or extending and expanding existing mining operations. The Company’s ability to achieve full production rates at its new and expanded mines on schedule is subject to a number of risks and uncertainties. New mines may require the construction of significant new underground mining operations and may present problems in acquiring and achieving access to mine locations. The construction of underground mining facilities is subject to a number of risks, including unforeseen geological formations, implementation of new mining processes, delays in obtaining required title to mining deposits and access to locations, construction, environmental or operating permits and engineering and mine design adjustments and construction delays. These occurrences may result in delays in the planned start up dates and in additional costs being incurred by the Company beyond those budgeted. Moreover, the construction activities at possible mine extensions may take place concurrently with normal mining operations at, which may result in conflicts with, or possible delays to, existing mining operations.

Due to the nature of the Company's mining operations, the Company may face liability, delays and increased production costs from environmental and industrial accidents and pollution, and the Company's insurance coverage may prove inadequate to satisfy future claims against the Company.

The business of gold mining is generally subject to risks and hazards, including environmental hazards, industrial accidents, unusual or unexpected rock formations, changes in the regulatory environment, cave-ins, rock bursts, rock falls, slope and pit wall failures and flooding and gold bullion losses. Such occurrences could result in damage to, or destruction of, mineral properties or production facilities, personal injury or death, environmental damage, delays in mining, monetary losses and possible legal liability. The Company carries insurance to protect itself against certain risks of mining and processing which may not provide adequate coverage in certain unforeseen circumstances. The Company may also become subject to liability for pollution, cave-ins or other hazards against which it cannot insure or against which it has elected not to insure because of high premium costs or other reasons, or the Company may become subject to liabilities which exceed policy limits. In these circumstances, the Company may be required to incur significant costs that could have a material adverse effect on its financial performance and results of operations.

The Company's operations are subject to numerous laws and extensive government regulations which may cause a reduction in levels of production, delay or the prevention of the development of new mining properties or otherwise cause the Company to incur costs that adversely affect the Company's results of operations.

The Company's mining and mineral processing operations and exploration activities are subject to the laws and regulations of federal, provincial, and local governments in the jurisdictions in which the Company operates. These laws and regulations are extensive and govern prospecting, exploration, development, production, exports, taxes, labour standards, occupational health and safety, waste disposal, toxic substances, environmental protection, mine safety and other matters. Compliance with such laws and regulations increases the costs of planning, designing, drilling, developing, constructing, operating, closing, reclaiming and rehabilitating mines and other facilities. New laws or regulations, amendments to current laws and regulations governing operations and activities of mining companies or more stringent implementation or interpretation thereof could have a material adverse impact on the Company, cause a reduction in levels of production and delay or prevent the development of new mining properties.

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

The conduct of mining operations is dependent upon obtaining and renewing applicable governmental permits the issuance of which may be subject to meeting certain conditions which may prove difficult and costly.

Mineral exploration and mining activities may only be conducted by entities that have obtained or renewed exploration or mining permits and licenses in accordance with the relevant mining laws and regulations. No guarantee can be given that the necessary exploration and mining permits and licenses will be issued to the Company in a timely manner, or at all, or, if they are issued, that they will be renewed, or that the Company will be in a position to comply with or can afford to comply with all conditions that may be imposed.

Increased regulation of greenhouse gas emissions and climate change issues may adversely affect the Company's operations.

The Company operates in a number of jurisdictions in which regulatory requirements have been introduced or are being contemplated to monitor, report and/or reduce greenhouse gas emissions. Under the Copenhagen Accord, Canada has committed to reducing greenhouse gas emissions by 17%, relative to 2005 levels, by 2020, but this commitment is subject to future alignment with reduction targets in the United States. Canada is currently developing new regulatory requirements to address greenhouse gas emissions. Similarly, the Province of Quebec has passed legislation enabling the establishment of a greenhouse gas emissions registry, greenhouse gas reduction targets and a cap-and-trade system to achieve Quebec's commitment to reduce greenhouse gas emissions by 20%, relative to 1990 levels, by 2020. The Company's operations in Quebec use primarily hydroelectric power and as a consequence are not large producers of greenhouse gases.

Title to the Company's properties may be uncertain and subject to risks.

The acquisition of title to mineral properties is a very detailed and time-consuming process. Title to, and the area of, mineral deposits may be disputed. Although the Company believes it has taken reasonable measures to ensure proper title to its properties, there is no guarantee that title to any of its properties will not be challenged or impaired. Third parties may have valid claims on underlying portions of the Company's interests, including prior unregistered liens, agreements, transfers or claims, including native land claims, and title may be affected by, among other things, undetected defects. In addition, the Company may be unable to operate its properties as permitted or to enforce its rights in respect of its properties. Moreover, where the Company’s interest in a property is less than 100%, the Company’s entitlement to, and obligations in respect of, the property are subject to the terms of the agreement relating to that property, which in certain circumstances may be the subject of differing interpretations between the parties to that agreement.

The success of the Company is dependent on good relations with its employees and on its ability to attract and retain key personnel.

Production at the Company's mines and mine projects is dependent on the efforts of the Company's employees and contractors. Relationships between the Company and its employees may be affected by changes in the scheme of labour relations that may be introduced by relevant government authorities in the jurisdictions that the Company operates. Changes in applicable legislation or in the relationship between the Company and its employees or contractors may have a material adverse effect on the Company's business, results of operations and financial condition.

A first collective agreement for a three-year period ending December 31, 2006 was entered into with the employees of the Camflo Mill in May 2004. At the beginning of 2007, this agreement was renewed for another three-year period ending December 31, 2009, and was again renewed at the beginning of 2010 for another three-year period ending December 31, 2012.

The Company is also dependent upon a number of key management personnel. The loss of the services of one or more of such key management personnel could have a material adverse effect on the Company. The Company's ability to manage its operating, development, exploration and financing activities will depend in large part on the efforts of these individuals. The Company faces significant competition for qualified personnel and the Company may not be able to attract and retain such personnel.

The quantification of Mineral Reserves and production estimates are subject to numerous uncertainties and production and recovery of the reserve estimates appearing in the Annual Report may not be realized.

The ore reserves presented in the Annual Report are in large part estimates, and production of the anticipated tonnages and grades may not be achieved or the indicated level of recovery may not be realized. There are numerous uncertainties inherent in estimating proven and probable reserves including many factors beyond the Company’s control. The estimation of reserves is a complex and subjective process and the accuracy of any such estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation. Reserve estimates may require revision based on various factors such as actual production experience, exploration results, market price fluctuations of gold, results of drilling, metallurgical testing, production costs or recovery rates. These factors may render the proven and probable reserves unprofitable to develop at a particular property or for a specific mine. Any material reduction in estimates of the Company’s reserves or its ability to extract these reserves could have a material adverse effect on its future cash flow, results of operations and financial condition.

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

The mining industry is highly competitive, and the Company may not be successful in competing for new mining properties.

The mining industry is intensely competitive and the Company is in competition with other mining companies for the acquisition of interests in precious and other metal or mineral mining properties which are in limited supply. In the pursuit of such acquisition opportunities, the Company competes with other Canadian and foreign companies that may have substantially greater financial and other resources. As a result of this competition, the Company may be unable to maintain or acquire attractive mining properties on acceptable terms, or at all.

The Company may not have insurance or its insurance coverage may prove inadequate to reimburse the Company for liabilities encountered from operations.

The Company carries insurance against property damage and comprehensive general liability insurance for all operations. It is also insured against gold and silver bullion thefts and losses of goods in transit. Such insurance, however, contains exclusions and limitations on coverage. The Company believes that its insurance coverage is adequate and appropriate for the perceived risks of its current operations, however, such insurance may not continue to be available, or if available may not continue to be available at economically acceptably premiums or may not continue to be adequate to cover the Company’s anticipated liabilities. In some cases, however, risk coverage is not available or is considered too expensive relative to the perceived risk.

Risks not insured against include mine cave-ins, mine flooding or other comparable hazards. Furthermore, there are risks attributable to most types of environmental pollution against which the Company cannot insure or against which it has elected not to insure.

The Company may have difficulty financing its additional capital requirements for its planned mine construction, exploration and development.

The construction of mining facilities and commencement of mining operations, the expansion of existing capacity and the exploration and development of the Company's properties, including continuing exploration and development projects in Quebec, will require substantial capital expenditures. The Company currently estimates that capital expenditures will be approximately $17.5 million in 2011. As at December 31, 2010, the Company had a cash balance of $40 million, approximately $870 thousand available to be borrowed under its existing credit facilities and no long-term debt. Based on current funding available to the Company and expected cash from operations, the Company believes it has sufficient funds available to fund its projected capital expenditures for all of its current properties. However, if cash from operations is lower than expected or capital costs at these projects exceed current estimates, or if the Company incurs major unanticipated expenses related to exploration, development or maintenance of its properties, the Company may be required to seek additional financing to maintain its capital expenditures at planned levels. In addition, the Company will have additional capital requirements to the extent that it decides to expand its present operations and exploration activities; construct additional new mining and processing operations at any of its properties; or take advantage of opportunities for acquisitions, joint ventures or other business opportunities that may arise. Additional financing may not be available when needed or, if available, the terms of such financing may not be favorable to the Company and, if raised by offering equity securities, or securities convertible into equity securities, any additional financing may involve substantial dilution to existing shareholders. Failure to obtain any financing necessary for the Company's capital expenditure plans may result in a delay or indefinite postponement of exploration, development or production on any or all of the Company's properties, which may have a material adverse effect on the Company's business, financial condition and results of operations.

The continuing weakness in the global credit and capital markets could have a material adverse impact on the Company's liquidity and capital resources.

The credit and capital markets experienced significant deterioration in 2008, including the failure of significant and established financial institutions in the United States and abroad, and continued to show weakness and uncertainty in 2009 and 2010. These unprecedented disruptions in the credit and capital markets have negatively impacted the availability and terms of credit and capital. If uncertainties in these markets continue, or these markets deteriorate further, it could have a material adverse effect on the Company's liquidity, ability to raise capital and costs of capital. Failure to raise capital when needed or on reasonable terms may have a material adverse effect on the Company's business, financial condition and results of operations.

The Company could be party to mining joint ventures under which the Company’s joint venture partners would be in a position to prevent the Company from meeting its objectives.

Mining projects are often conducted through an unincorporated joint venture or an incorporated joint venture company. Joint ventures can often require unanimous approval of the parties to the joint venture or their representatives for certain fundamental decisions, such as an increase or reduction of registered capital, merger, division, dissolution, including indebtedness and the pledge of the joint venture assets, which means that each joint venture party has a veto right with respect to such decisions, which could in turn lead to a deadlock. As of April 21, 2011, the Company is not party to any mining Joint Venture. Company’s future joint venture partners may veto the Company’s business plans, with regard to a specific joint venture, and prevent the Company from achieving its objectives.

The Company is actively pursuing potential acquisitions of mining properties and interests in other mining companies which acquisitions entail certain risks.

Consistent with its acquisition and growth strategy the Company is actively pursuing the acquisition of advanced exploration, development and production assets. From time to time, the Company may also acquire securities of or other interests in companies with respect to which the Company may enter into acquisition or other transactions. Acquisition transactions involve inherent risks, including, without limitation:

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

Any one or more of these factors or other risks could cause the Company not to realize the benefits anticipated to result from the acquisition of properties or companies, and could have a material adverse effect on the Company’s ability to grow and, consequently, on the Company’s financial condition and results of operations.

The Company continues to seek acquisition opportunities consistent with its acquisition and growth strategy; however, it may not be able to identify additional suitable acquisition candidates available for sale at reasonable prices, to consummate any acquisition, or to integrate any acquired business into its operations successfully. Acquisitions may involve a number of special risks, circumstances or legal liabilities, some or all of which could have a material adverse effect on the Company’s business, results of operations and financial condition. In addition, to acquire properties and companies, the Company could use available cash, incur debt, issue common shares or other securities, or a combination of any one or more of these. This could limit the Company’s flexibility to raise additional capital, to operate, explore and develop its properties and to make additional acquisitions, and could further dilute and decrease the trading price of the common shares. When evaluating an acquisition opportunity, the Company cannot be certain that it will have correctly identified and managed the risks and costs inherent in the business that it is acquiring.

From time to time, the Company engages in discussions and activities with respect to possible acquisitions. At any given time, discussions and activities can be in process on a number of initiatives, each at different stages of development. Potential transactions may not be successfully completed, and, if completed, the business acquired may not be successfully integrated into the Company’s operations. If the Company fails to manage its acquisition and growth strategy successfully it could have a material adverse effect on its business, results of operations and financial condition.

There are certain risks related to owning the Company’s common shares

The Company’s shares fluctuate in price.

The market price of the Company’s common shares may fluctuate due to a variety of factors relating to the Company’s business, including the announcement of expanded exploration, development and production activities by the Company and its competitors, gold price volatility, exchange rate fluctuations, consolidations, dispositions, acquisitions and financings, changes or restatements in the amount of the Company’s Mineral Reserves, fluctuations in the Company’s operating results, sales of the Company’s common shares in the marketplace, failure to meet analysts’ expectations, changes in quarterly revenue or earnings estimates made by the investment community, speculation in the press or investment community about the Company’s strategic position, results of operations, business or significant transactions and general conditions in the mining industry or the worldwide economy. In addition, wide price swings are currently common in the markets on which the Company's securities trade. This volatility may adversely affect the prices of the Company's common shares regardless of the Company's operating performance. The market price of the Company’s common shares may experience significant fluctuations in the future, including fluctuations that are unrelated to the Company’s performance.

Sales by the Company of additional common shares could affect the market price of the shares and dilute existing shareholders.

Sales of substantial amounts of the Company’s common shares by the Company, for example, in connection with a potential acquisition or to raise additional capital for operations, or to reduce indebtedness, or pursuant to existing agreements, or the availability of a large number of Company common shares that may be available for sale, could adversely affect the prevailing market prices for the Company’s outstanding common shares. A decline in the market price of the Company’s outstanding common shares could impair the Company’s ability to raise additional capital through the sale of securities should the Company desire to do so.

The Company does not currently anticipate declaring any dividends on its common shares.

The Company has not declared or paid any dividends on its common shares since its incorporation and it has no current plans to pay dividends on its common shares. Its present policy is to retain earnings to finance its capital expenditures program. The Board of Directors assesses its dividend policy on a yearly basis. In the future, the Board of Directors may declare dividends according to its assessment of the financial position of the Company, taking into account its financing requirements for future growth and other factors that the Board of Directors may deem relevant in the circumstances.

Potential unenforceability of civil liabilities and judgments.

The Company is incorporated under the laws of the Province of Quebec, Canada. All of the Company's directors and officers as well as the experts named in the Form 20-F are residents of Canada. Also, all of the Company's assets and the assets of these persons are located outside of the United States. As a result, it may be difficult for shareholders to initiate a lawsuit within the United States against these non-U.S. residents, or to enforce U.S. judgments against the Company or these persons. The Company's Canadian counsel has advised the Company that a monetary judgment of a U.S. court predicated solely upon the civil liability provisions of U.S. federal securities laws would likely be enforceable in Canada if the U.S. court in which the judgment was obtained had a basis for jurisdiction in the matter that was recognized by a Canadian court for such purposes. This result may not always be the case. It is less certain that an action could be brought in Canada in the first instance on the basis of liability predicated solely upon such laws.

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and Development of the Company

General

The legal and commercial name of the Company is Richmont Mines Inc. The Company is a corporation domiciled in Quebec, Canada. The Company was incorporated pursuant to Part 1A of the Companies Act (Quebec) on February 12, 1981 (File number 1843-2286) under the name Ressources Minières Rouyn Inc. By Article of Amendment filed February 10, 1987 the Company added the English version Rouyn Mining Resources Inc. and by another amendment filed with the Government of Quebec on June 20, 1991, the Company changed its name to Richmont Mines Inc., now governed by the Business Corporations Act (Quebec). The Articles of the Company are registered by the Government of Quebec in register S02473, folio 10.

The Company has no specific objects or purposes set forth in its Articles or By-Laws.

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

Richmont Mines is principally engaged in activities related to the acquisition, exploration, development and operation of mineral properties. Richmont Mines began its exploration activities in northwestern Quebec in the spring of 1984. During the following years, it acquired a portfolio of properties with gold-bearing potential with a view to development and commercial operation.

Three-year History

The Company currently produces gold from its Beaufor Mine and Island Gold Mine, two of its three material properties.

The Island Gold Mine began commercial production on October 1, 2007. On December 16, 2008, Richmont Mines acquired 42,929,581 common shares of Patricia Mining (representing approximately 98.2% of Patricia Mining's outstanding common shares) in exchange for CAN$0.15 cash and 0.055 of one common share of Richmont Mines for each common share of Patricia Mining pursuant to a plan of arrangement under the Business Corporations Act (Ontario).

Richmont Mines now owns all 43,704,581 common shares of Patricia Mining. Patricia Mining’s main asset was its joint venture interest of 45% in the Island Gold Mine. Following this transaction, Richmont Mines owns a 100% interest in the Island Gold Mine.

On April 27, 2009, the Company announced it began dewatering the past-producing underground mine at its Francoeur property, located 25 km west of Rouyn-Noranda, Quebec. In addition to dewatering of the mine, which reaches a depth of approximately 820 metres, the Company has also re-commissioned the existing hoist and upgraded related infrastructure. This work was completed during the second quarter of 2010.

On June 17th, 2010, the Company completed an equity financing of 3,300,000 common shares at a price of $5.00 per common share, for aggregate gross proceeds of $16.5 million. The net proceeds of the offering has been used for development work at Richmont’s projects, primarily the Francoeur Mine in Quebec, for potential acquisitions and for general corporate purposes.

On June 30, 2010, Richmont Mines acquired all of the issued and outstanding shares of Louvem Mines Inc. (“Louvem”) not currently owned by Richmont Mines. Louvem and 9222-0383 Quebec Inc., a wholly-owned subsidiary, amalgamated and the shareholders of Louvem received one share of Richmont Mines for each 5.4 shares of Louvem held by them. The Amalgamation constitutes a “business combination” within the meaning of Multilateral Instrument 61-101.

In September 2010, the Company began a 5,500 metre drilling program on its Monique property. On December 21, 2010, the Company signed an option agreement with SOQUEM Inc. (“SOQUEM”) to acquire the remaining 19% interest of the Monique property. Under terms of the option agreement with SOQUEM, Richmont Mines paid an amount of CAN$350,000 upon signing the Agreement, and had undertaken to complete exploration work in the amount of CAN$400,000 on or before February 28, 2011, in order to acquire the residual 19% interest of the Monique property. As at February 28, 2011, the Company had spent the required amount of CAN$400,000 in exploration expenditures. A work report was submitted to SOQUEM on March 4, 2011. On April 8, 2011, SOQUEM transferred its 19% of interest to Richmont Mines.

By October 31, 2007, Richmont Mines acquired a 70% interest in the Valentine Lake property. On February 5, 2009, Mountain Lake Resources Inc. (“Mountain Lake”) and Richmont Mines entered into an agreement granting Mountain Lake the option to purchase Richmont Mines’ 70% interest in the property in accordance with the terms and conditions of the agreement. In accordance with the terms set out in the agreement, Mountain Lake paid Richmont Mines an option fee of 2,500,000 of its common shares in April 2009, incurred an amount of CAN$1 million of exploration and development expenditures on the property, and paid Richmont Mines a sum of CAN$3 million in cash on January 24, 2011 to satisfy all cash option payments set out in the agreement. With all conditions met, Richmont Mines has proceeded with the transfer of its 70% interest in the property to Mountain Lake.

On December 8, 2010, the Company announced the additional drilling results of the Wasamac property and confirmed the drilling campaign was expended to 20,000 metres.

Capital Expenditures

The following table sets forth the Company’s capital expenditures on its properties for the past three fiscal years.

(in thousands of $)		Years Ended
		December 31
	2010	2009	2008
	$	$	$
Island Gold Mine	4,650	4,318	3,079
Beaufor Mine	2,462	1,092	127
Francoeur Mine	9,144	1,976	-
Other	518	626	1,987

	16,774	8,012	5,193

Richmont invested $4.7 million in capital expenditures at the Island Gold Mine in 2010, a reflection of ongoing development costs, refurbishing and acquisition of equipment. The Company spent an additional $2.5 million in capital expenditures at the Beaufor Mine in 2010, up from $1.1 million in 2009, with the year-over-year increase largely attributable to the cost associated with the excavation of a new safety exit from the mine’s underground operations.

Capital expenditures at the Francoeur Mine totaled $9.1 million in 2010, up from $2.0 million in 2009, reflecting higher development costs associated with transitioning this mine into commercial production by mid-2011. Dewatering of the mine’s 17 levels was completed at the end of June 2010, and underground development work to reach the targeted West Zone began shortly thereafter. As of the end of 2010, a total of 1,239 metres of development had been completed. Surface infrastructure has been re-commissioned, installation of additional underground electrical infrastructure required for commercial production is being done in conjunction with the development work, and definition drilling began in November 2010. Specifically, a total of 1,663 metres of definition drilling were completed over the November and December 2010 period. Recruitment efforts for the mine are progressing well, with 74 employees in place at year-end 2010.

Property Interests

The following table outlines Richmont Mines’ interest in its exploration properties as at December 31, 2010.

Property	Year of acquisition	Number of Mining titles	Participation[1]
Quebec
Monique	1994	18	81% [2]
Wasamac	1988	4	100%
Camflo Northwest	2005	13	80%
Ontario
Sewell	2002	6	100%
Cripple Creek	2002	27	100%
[1] The Company will be required to pay royalties if some of these properties are brought into commercial production.
2 On March 4, 2011, a work report was submitted to SOQUEM. On April 8, 2011, SOQUEM transferred its 19% of interest to Richmont Mines.

Exploration and Project Evaluation Expenditures

The following table presents Richmont Mines’ exploration and project evaluation expenses in 2008, 2009 and 2010 and the budgeted estimated amounts for 2011 (in thousands of CAN$).

	2011	2010	2009	2008
	$	$	$	$
	Estimated
Mines
Island Gold Mine	3,451	4,561	3,136	2,293
Beaufor Mine	1,760	2,584	3,006	2,921
Francoeur Mine	1,732	151	1,812	109
	6,943	7,296	7,954	5,323
Other properties
Wasamac property	3,176	1,712	82	64
Cripple Creek property	478	838	23	18
Monique property	1,000	289	2	1
Golden Wonder[1] and Valentine Lake[2]	-	-	-	4,549
Other properties	133	104	47	12
Project evaluation	394	443	305	373
	12,124	10,682	8,413	10,340
Exploration tax credits	(943)	(3,465)	(1,347)	(643)
Reversal of exploration tax credits recorded in 2007	-	-	-	850
	11,181	7,217	7,066	10,547
[1] The joint venture option was terminated in October 2008.
[2]According to the letter agreement signed by the parties, Richmont Mines transferred its 70% interest in the property to Mountain Lake on January 24, 2011.

2011 Trends

Richmont Mines is focused on the exploration development and production of gold assets.

B.	Business Overview

1.	Beaufor Mine, Val-d’Or, Quebec, Canada

Location and Property Description

The Beaufor Mine property, along with other adjacent properties such as Pascalis, Perron, Colombière, Courvan and Perron Blocks 2, 3 and 4, are located approximately 27 kilometres to the northeast of the town of Val-d’Or, in the Abitibi-East County, in the Province of Quebec, Canada.

Description of Mining Rights

The property, which includes the Mineral Reserves of the Beaufor Mine, consists of a series of adjacent mining rights subdivided into four projects: Perron, Beaufor, Pascalis and Colombière. The projects are composed of two mining leases, one mining concession and 23 claims over a total area of 591.5 hectares (ha). The Courvan project and Perron blocks 2,3 and 4 form another group of mining titles with potential but currently have no mining activities. This group consists of two mining concessions and 66 claims, over a total area of 1,298 ha.

Property	Number of mining leases, concessions and/or claims	Area (ha)	Expiration date
Beaufor	1	106	Mining Concession 280PTA: 01/31/2012
Colombière	13	226	Claims expire between 09/21/2011 and 10/15/2011
Courvan	61	1,099	Mining concession 295 and 280PTB and 59 claims expire between 08/09/2011 and 04/30/2013
Pascalis	1	37.5	Mining Lease BM 750: 06/02/2016
Perron	11	222	Mining Lease BM 858: 03/11/2023 10 claims expire between 09/10/2011 and 09/11/2012

Perron blocks 2, 3 and 4	7	199	Claims expire between 09/06/2012 to 12/15/2012

All of these claims are expected to be renewed before the anniversary date because there are exceeding credits available. For the mining leases, taxes are paid to the government every year to keep them in good standing. For a mining concession, geological work is performed to keep it in good standing or taxes are paid every year. Richmont Mines has an internal procedure and an external control to insure appropriate follow up of regarding claims expiry dates. All the mining claims, mining concessions and mining leases were in good standing in 2010 and are expected to be for 2011. A detailed list and map of locations can be found in the Technical Report for the Beaufor Mine as of December 31, 2006 filed on March 29, 2007 under the Company’s profile on the SEDAR web site at www.sedar.com.

Ownership of Mining Rights

All the mining titles of the Beaufor property are held by Richmont Mines.

Mineral Royalties

All the Beaufor division’s properties are subject to the payment of royalties and financial contractual obligations. Details can be found in the Technical Report for the Beaufor Mine as of December 31, 2006, filed on March 29, 2007 under the Company’s profile on the SEDAR web site at www.sedar.com.

Beaufor Property (50% of the production)

The Beaufor Mine’s production is subject to the payment of royalties to Aurizon Mines Ltd:

Gold Price (US$/oz)	Royalties per ounce produced

<300	CAN$0.00
300– 325	CAN$17.00
325– 350	CAN$18.50
350– 375	CAN$20.00
375– 400	CAN$22.50
400– 500	CAN$24.00
>500	CAN$30.00

Perron Property (100% of the production)

The Perron Property is subject to the payment of royalties to Aurizon Mines Ltd.:

Gold Price (US$/oz)	Royalties per ounce produced

<300	CAN$0.00
300– 325	CAN$17.00
325– 350	CAN$18.50
350– 375	CAN$20.00
375– 400	CAN$22.50
400– 500	CAN$24.00
>500	CAN$30.00

Despite the fact that claims 5102441, 5098056 and 5098055 are part of the Perron Block 2 property, they are subject to the same royalty as the claims included in the Perron property.

Perron Block 2 (100% of the production on claims 3493171, 3493172 and 3493173)

The Perron Block 2 Property is subject to a 2% NSR payable to Northwest Gold Corporation (“Northwest”). The Northwest NSR is payable when the gold price is higher than US$300 per ounce.

Pascalis (100% of the production)

The Pascalis Property is subject to a 25% NPI payable to New Pascalis Mines Limited.

Colombière (100% of the production)

The Colombière Property is subject to a 2% NSR payable to IAMGOLD Corporation (formerly Cambior Inc.).

Environmental Obligations

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

Infrastructures

Two mine shafts are located on the Beaufor property, the old Perron shaft No. 5 is currently used for hoisting and the Pascalis shaft is used as the ventilation air intake shaft and as an emergency exit. A series of buildings including warehouses, workshops and offices are used. There were 102 employees and 36 independent contractors as of December 31, 2010.

Accessibility

The mine can be accessed from Highway 117, going east from Val-d’Or to the Perron Road and then north towards the village of Perron. The mine can also be accessed using the secondary road 397 from Val-d’Or to Val-Senneville, and then going south on the Paré Road to the village of Perron.

Climate

The average annual precipitation is approximately 914 mm with most incurred in September (some 102 mm). Snowfalls occur between October and May, with the most snowfall occurring between November and March. The monthly average for that period is about 50 mm (expressed in mm of water).

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

Local Resources and Infrastructure

The area is well served by existing infrastructure and human resources. The population of the town of Val-d’Or is approximately 32,000 people. The town is accessible from the national road network and commercial flights are available daily at the local airport. The town also hosts an appropriate base of suppliers and manufacturers for the mining industry.

A railroad is located a few kilometres to the south of the property and power is supplied by Hydro-Quebec.

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

History

Intermittent exploration fieldwork has been conducted on the Beaufor property since the 1930s. Following a development period, Aurizon Mines (50%) and Louvem (50%) started commercial production at the Beaufor Mine in January 1996. In August 2000, Aurizon Mines stopped the mining operation at the Beaufor Mine for reasons of risk of instability of the crown pillar. In spring 2001, Aurizon Mines transferred the mining rights of the Perron, Beaufor, Pascalis, Colombière and Courvan properties to Richmont Mines for an amount of $1.8 million. In September 2001, Richmont undertook construction work to secure the crown pillar and commercial production resumed at Beaufor Mine jointly with Louvem in January 2002. In March 2010, the Beaufor Mine attained the notable production level of 1,000,000 gold ounces over its mine life. In June 2010, Richmont Mines acquired all of the issued and outstanding shares of Louvem not previously owned by Richmont Mines. As a result of this transaction, Richmont Mines owns a 100% interest in Beaufor Mine and 100% of Louvem’s properties.

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

All the gold-bearing veins are contained in a strongly-altered granodiorite in the form of chlorite-silica forming anastomosing corridors of 5 to 30 metres in thickness. The veins at the Beaufor Mine form panels of more than 300 metres in length by 350 m in height. The thickness of the veins varies from 5 cm to 5 metres. The zones are limited by the Beaufor fault (N115 o /65 o -75 o) at 380 metres from the surface and a parallel system of shears (N70 o /sub vertical).

2010 Results

During the year ended December 31, 2010, 104,945 tonnes of ore were processed from the Beaufor Mine at an average recovered grade of 6.60 g/t, and realized gold sales of 22,258 ounces at an average price of US$1,253 (CAN$1,290) per ounce. This compared to 101,593 tonnes, an average recovered grade of 6.38 g/t, and realized gold sales of 20,854 ounces at an average price of US$975 (CAN$1,113) in 2009 and tonnage of 115,674, an average recovered grade of 8.85 g/t, and gold sales of 32,908 ounces at an average price of US$886 (CAN$944) in 2008. The cash cost per ounce increased to US$866 (CAN$891) in 2010 compared with US$740 (CAN$845) in 2009, due primarily to higher milling costs and a greater amount of development necessary to access the ore zones. In addition, as a result of the mine’s limited reserve base at year-end 2009, cash costs include many expenditures that would otherwise be accounted for as deferred development. The cash cost per ounce increased to US$740 (CAN$845) in 2009 compared with US$509 (CAN$543) in 2008, due primarily to lower than expected grades in room and pillar stopes than forecasted in our mining sequences for 2009, which resulted in lower production and higher operating costs.

The following table summarizes the work completed over the last three years.

Beaufor Mine

	2010	2009	2008

Tonnes	104,945	101,593	115,674
Head grade (g/t)	6.72	6.52	9.00
Gold recovery (%)	98.19	97.90	98.31
Recovered grade (g/t)	6.60	6.38	8.85
Ounces sold	22,258	20,854	32,908
Cash cost per ounce (US$)	866	740	509

Investment in property, plant and equipment (thousands of CAN$)	2,462	1,092	127
Exploration expenses (thousands of CAN$)	2,584	3,006	2,921

Deferred development metres	1,350	913	-

Diamond drilling (metres)
Definition	21,928	28,152	11,439
Exploration	33,449	32,699	33,765

Exploration

Proven and Probable Reserves at the Beaufor Mine increased to 68,998 gold ounces at December 31, 2010, from 44,637 gold ounces at December 31, 2009. This reflects the addition of 24,798 ounces of reserves identified through the drilling program on the near-surface W and 367 zones, in conjunction with reserves established within the mine’s existing underground infrastructure as a result of definition drilling in 2010, offset by 22,258 ounces of gold sales from the mine in 2010. The Company is planning 11,000 metres of definition drilling and 19,000 metres of exploration drilling at the Beaufor Mine in 2011, in an effort to continue to grow its reserve and resource base. The primary focus will be to expand and advance the potential of the near-surface W and 367 zones, located to the west of the mine’s existing infrastructure, and other previously identified areas.

Drilling

Most of the drill holes are planned on vertical cross-sections in order to undercut the shear veins at right angles. Drilling programs are sub-divided into two main categories:

Exploration drilling using a 40 to 80 metre by 40 to 80 metre grid;

Definition drilling based on a 10 to 20 metre by 10 to 20 metre grid.

Drilling operations are performed by a drilling contractor, under the supervision of the geological staff at the Beaufor Mine. Underground drill holes are LTK48 (35.6 mm) and BQTK (40.7 mm) calibre. The core recovery is better than 90%, including the fault zones where the RQD is more than 75%. Detailed description of the drill core is prepared by experienced and highly qualified personnel, in accordance with established Beaufor Mine guidelines.

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

In definition drill holes, samples are collected between 0.5 metre and 1 metre intervals, and frequently include both vein material and wall rocks, since veins are often less than 1 metre thick. Core recovery is over 90%. The entire core is then analyzed at the chemical assay laboratory.

For exploration holes, the length of the sample varies from 0.5 metre to 1 metre. The core is split in two using a hydraulic splitting machine. Core recovery is over 90%.

Assays

ALS Chemex Chimitec Laboratories in Val-d’Or was selected to analyze samples from the Beaufor Mine. This laboratory is certified ISO 9001-2000 for the “Supply of assays and geochemical analysis services” by QMI, an ISO certification firm.

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

Samples are then analyzed by fire assay with gravimetric finish using 30 gram per sample.

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

Mineral Reserve Estimates

General

In 2010, the Mineral Reserve estimates were performed by Jessy Thelland, P.Geo., Mario Blanchette, Eng. And François Chabot, Eng., all employees of Richmont Mines and qualified persons pursuant to Regulation 43-101. Regulation 43-101 is a codified set of rules and guidelines for disclosing information related to mineral properties held by issuers whose securities are publicly traded or issued to the public in Canada. Regulation 43-101 was implemented by the Canadian Securities Administrators (“CSA”).

The methodology and procedures for Mineral Reserve estimates have been adopted from a study completed in 2006 by Golder and Associates, an independent firm. The database, factors and parameters used in the determination of the Mineral Reserves are based on the available information at the Beaufor Mine as of December 31, 2010. However, these parameters are revised on an annual basis in order to take into consideration the experience gathered from the current mining operation.

The Mineral Reserves estimate is carried out in accordance with Regulation 43-101. Mineral Reserves are classified according to the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) classification adopted by the CIM Council on August 20, 2000. All standards generally accepted in the mineral industry as well as Regulation 43-101 requirements and CIM regulations for Mineral Reserve estimates have been fully applied in this study.

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

The database and the parameters used to estimate the Mineral Reserves are based on past mining experience and the information available as of December 31, 2010. The parameters were reviewed and modified by Golder and Associates in 2006. Thus, both the dilution and the ore recovery factors by mining methods used in the reserve estimate are based on actual results obtained in 2010. All these factors and parameters are updated on an annual basis in order to account for changes in the mining operations.The conversion of Mineral Resources to Reserves is based on economic feasibility. As per Regulation 43-101, only Mineral Resources in the Measured and Indicated categories can be used to establish the estimate of Mineral Reserves.

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

Mining Methods

The two major underground extraction methods currently used at Beaufor Mine are room and pillar and long hole methods:

Room and Pillar

Geometry: stope width of 8 metres in the plane of the vein with in-stope pillars of 2.5 metres by 2.5 metres;

Maximum vein dip: 40°;

Ore mining recovery: 80%;

Internal dilution: the ore block is designed with a true thickness of 2.4 metres. The drilling intercepts are projected to the same lengths. The minimum mining width is 2.4 metres. The dilution grade is assumed to be 0 g/t Au;

External dilution: a dilution amounting 5% at a grade of 0 g/t Au is added in the determination of the economic Mineral Reserves.

Long Hole

Geometry: maximum panel length of 40 metres;

Minimum dip of vein: 45°;

Ore mining recovery: 100% for designed stopes with all pillars between stopes clearly identified during the process of Mineral Reserve estimation;

Internal dilution: minimum mining width is 2.4 metres. The drilling intersections are projected to a minimum length of 2.4 metres;

External dilution: a dilution rate of 10% for waste at a grade of 0 g/t Au is assumed for primary stopes.

Cut-off Grades

Cut-off grades have been calculated based on both developed and un-developed workings for the two major mining methods used at Beaufor Mine, which are room and pillars and long hole.

The main criteria are as follows:

No profit margin is built into the estimate;

Deferred development costs or capital expenditures are not used;

Only the price of gold is taken into account in the economic calculation;

The price of gold used was CAN$1,000 per ounce applying an exchange rate of CAN$1/US$;

Operating costs include fixed costs budgeted for 2011 and variable costs (production and development) based on the results from January to April 2010 for each method.

The results of the cut-off grade study by mining methods for both developed and un-developed underground workings are listed in the following table:

Mining Methods	Workings	Cut-off Grade (g/t)
Room and pillar	Developed	5.83
Room and pillar	Undeveloped	6.96
Long hole	Developed	5.09
Long hole	Undeveloped	6.22

Reserve Classification

Descriptions with more details about classification of reserves at the Beaufor Mine are set out below.

Dilution and mining recovery rates are included in the reserve calculation.

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

Reserve Table

In accordance with the Mineral Reserve calculation, as at December 31, 2010, the Mineral Reserves of the Beaufor Mine are estimated as follows:

Category of reserves	Tonnes	Grade	Au
	(metric)	(g/t Au)	(oz)
Proven	81,742	7.53	19,780
Probable	201,296	7.60	49,218

Total (Proven + Probable)	283,038	7.58	68,998
Before mill recovery of 98.5%

As of December 31, 2010, the Mineral Reserves at Beaufor Mine are estimated at 68,998 ounces of gold, calculated using a long-term gold price of CAN$1,000 per ounce, for an expected mine life of approximately three years.

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

Production Summary

For the full year 2010, a total of 22,258 ounces of gold were sold at an average price of US$1,253 (CAN$1,290). This compared to gold sales of 20,854 ounces at an average sale price of US$975 (CAN$1,113) in 2009. Cash costs at the Beaufor Mine for the 12 months of 2010, however, increased to US$866 (CAN$891) from US$740 (CAN$845) last year, reflecting higher milling costs, and greater amount of development necessary to access the ore zones. As a result of the mine’s limited reserve base at year-end 2009, cash costs include many expenditures that would otherwise be accounted for as deferred development. The cash cost per ounce increased to US$740 (CAN$845) in 2009 compared with US$509 (CAN$543) in 2008, due primarily to lower than expected grades in room and pillar stopes than forecasted in our mining sequences for 2009, which resulted in lower production and higher operating costs.

	Year ended		Year ended		Year ended
	December 31,		December 31,		December 31,
		2010		2009		2008

Precious metals revenues (thousands of CAN$)		28 714		23 215		31 075

Ounces sold		22,258		20,854		32,908

Data per ounce of gold sold	US$	CAN$	US$	CAN$	US$	CAN$
Cash cost	866	891	740	845	509	543
Depreciation and depletion	63	65	38	43	38	41

Total	929	956	778	888	547	584

Average price obtained per ounce	1,253	1,290	975	1,113	886	944

2.	Francoeur Mine, Arntfield, Quebec, Canada

Location

The Francoeur property is located 25 km west of Rouyn-Noranda, Abitibi, Beauchastel Township, ranges IV and V, lots 1 to 9.

Description of Mining Rights

The Francoeur Project consists of 12 mining claims, 3 mining concessions and 4 mining leases totalling approximately 408 ha.

Number of	Area (ha)	Expiration Date	Richmont Mines
Mining Titles			Ownership (%)
12 mining claims	118.76	Claims expire between 05/25/2011 and 02/27/2013	100
3 mining concessions	230.21	Mining Concessions 194, 322 and 326 expire on 01/31/2012	100
4 mining leases	59.36	Mining Leases expire between 09/07/2015 and 04/16/2020	100

19	408.3		100

All of these claims will be renewed before the anniversary date because there are exceeding credits available. For the mining leases, taxes are paid to the government every year to keep them in good standing. For a mining concession, geological work is performed to keep it in good standing or taxes are paid every year. Richmont Mines has an internal procedure and an external control to insure appropriate follow up of regarding claims expiry dates. All the mining claims, mining concessions and mining leases were in good standing in 2010 and are expected to be for 2011. A detailed list and map of locations can be found in the Technical Report for the Francoeur Mine as of May 19, 2010 filed under the Company’s profile on the SEDAR web site at www.sedar.com

Ownership of Mining Rights

All mining titles on the Francoeur Mine are held by Richmont Mines.

Mining Royalties

There are no royalties or back-in-rights related to any of the claims, mining leases and mining concessions.

Environmental Obligations and Permits

A restoration plan has been submitted to the MNRW, pursuant to which financial guaranties have already been submitted for the Francoeur Mine.

Infrastructure

The Francoeur property includes two vertical shafts with their headframes. The 477-metre shaft No.6 provides access to levels 4 to 11. A covered ore bin, a hoist room, a machine shop, a core shack and a warehouse were regrouped in that same area.

The 818-metre Jean-Guy Rivard shaft (No.7) is located 650 metres northeast of the No.6 shaft. The Jean-Guy Rivard shaft was sunk by Richmont, giving access to six (6) additional levels (12 to 17). The headframe also included a service building containing a covered ore bin, the main office and a dry room. A hoist room, an air compressor room, an electric room were grouped in that same area.

There are no mill facilities at the mine site, and accordingly, no mine tailings were left in place, except the area of old tailings between shaft No.1 and No.2 in the east part of the property.

From 1993 to the end of mining activities in 2001, the ore was sent to Richmont's Camflo Mill in Malartic and the waste material was used or stockpiled at the mine site. Considering this waste only contains 0.4% sulphur, this material has a positive neutralizing potential and is not generating acidic drainage (H2SO4). Richmont is again planning to use the Camflo Mill to treat the ore of the West Zone. Consequently, no mine tailings will be stored on the site. Only a waste stock pile is planned on the mining site.

Location of Mineralized Zones

The Francoeur No.3 deposit constitutes the main ore zone of the Francoeur Mine which was mined until 2001 down to the 17th level by Richmont Mines. The No.3 deposit is hosted in the metavolcanic rocks of the Blake River Group. Gold mineralization mainly developed in the ductile Francoeur-Wasa shear zone, and is in contact with the southern margin of a gabbro-diorite stock. The mineralized zone extends for at least 1,200 metres down dip from surface to beyond the 17th level. It is a composite ore body consisting of four distinct ore zones, three of which occur within the Francoeur-Wasa shear zone.

The "West Zone" is located to the west of the No.3 deposit. It is composed of 2 zones, the main zone (West) and the footwall zone (FW), both located in the Francoeur-Wasa shear zone and dipping northward at about 30 to 40°. Gold-bearing mineralization is closely associated with albite-pyrite alteration. This zone apparently differs from the No.3 ore body by its apparent NW plunge instead of the NE plunge generally observed elsewhere.

Accessibility, Local Resources, Infrastructure, Climate and Physiogeology

Accessibility

The property is easily accessible through Provincial road 117 joining Rouyn-Noranda and the little community of Arntfield. From there, a secondary road (Provencher Avenue North) leads northwest for 3.2 km to the Francoeur No.6 and Jean-Guy Rivard shafts. A number of gravel and bush roads crosscut the property over a few hundred metres in all directions.

Local Resources and Infrastructure

Rouyn-Noranda is a well established mining community offering a vast amount of commodities. Manpower is well formed and it is possible to find recruits and retain experienced miners. There is availability of skilled administrative personnel, technicians, geologists and mining engineers in the area.

Climate

The average temperatures are -17.2°C in January and +17.2°C in July based on measurements taken over 30 years in this area. There is an average maximum of 61 cm of snow in December and 101.9 mm of rain in September.

Physiogeography

The area is located in the coniferous to boreal zone and more precisely in a white birch's resinous domain. The forest cover is composed of 50% leafy and 50% resinous trees with moderate commercial value.

The topography is relatively flat (285 metre to 300 metre) with the exception of the northeast corner of the property where outcrops are no more than 30 metres higher than the average level.

History

The Francoeur property was staked for the first time in 1923 following a gold discovery which later became zone No.1. In 1932, Francoeur Gold Mines Ltd. sunk a 45° incline shaft (No.1) of approximately 226 metres with four levels (95, 191, 290 and 488 foot levels) in the footwall of zone No.1.

In 1936, zones No.2 and No.3, located at more than 549 metres west of zone No.1, were discovered through drilling along the Francoeur-Wasa shear. Additionally, a 45° incline shaft (No.2) was sunk to a depth of 183 metres with four development levels (132, 221, 311 and 399 foot levels) in the lower footwall of zone No.2. In 1938, a 150 short tons per day concentrator was built on the property, and mining of both No.1 and No.2 deposits began immediately thereafter. In 1939, zone No.8 was discovered approximately 244 metres north of the Francoeur-Wasa shear. This zone was opened as early as 1940 through a cross-cut driven from the second level of zone No.2. On the third level, the drift was extended approximately 914 metres to the west to reach and mine the ore of zone No.3. Between August 1938 and March 1947, Francoeur Gold Mines Ltd. produced 94,303 ounces of gold from 520,363 tonnes of ore with a recovered grade of 5.6 g/t of gold.

In July 1964, Francoeur Gold Mines Ltd. was acquired by Wright-Hargreaves Mines Ltd. (Wasamac Division). In 1965, after further drilling, the Wasamac No.2 vertical shaft (now called shaft No.6) was sunk by Wright-Hargreaves Mines Ltd. to a depth of 477 metres to mine the No.3 zone from the 4th to the 11th level. Mining operations started in May 1968 and ended in March 1971 for a total gold production of 69,227 ounces from 385,292 tonnes grading 5.6 g/t of gold. The ore was milled at the Wasamac No.1 mine concentrator located 6 km to the east.

During 1973 and 1974, the property was optioned to Kerr Addison Mines Ltd. and Noranda Exploration Company Ltd. They drilled five (5) holes along the Francoeur-Wasa shear zone with little success (GM 29431, GM 30512). Finally, exploration work, including three deep holes (FR-82-1, 2 and 17), was carried out from 1980 to 1984 by Long Lac Exploration Ltd. (GM 40041, GM 41362).

In October 1985, Ressources Minières Rouyn ("RMR", now Richmont Mines) signed an option agreement with Lac Minerals for the acquisition of a 50% interest on the Francoeur property. An assessment of the property was commissioned in order to evaluate the remaining resources left in place by Wright-Hargreaves. Karpoff (1986) evaluated that approximately 416,402 tonnes grading 7.54 g/t Au were still accessible by the Wasamac shaft No.2 (now shaft No.6).

In the spring of 1986, RMR started the dewatering and the rehabilitation of the underground infrastructures. In 1986 and 1987, a total of 27,799 metre of surface diamond drilling in 75 holes was carried out on zones No.1, No.2, No.8, and below the 11th level of zone No.3. At the same time, surface facilities were installed and underground diamond drilling confirmed the previously reported in situ reserves. The surface diamond drilling program delineated more than 1 million tonnes of possible reserves under the 11th level of zone No.3.

During the spring of 1988, RMR extracted a 23,111 tonne bulk sample grading 6.8 g/t Au from the No.3 deposit. The ore was successfully processed at Lac Minerals Ltd.'s mill located in Malartic, Quebec and mining operations from the No.6 shaft started the same year.

Considering the shallow dip of the No.3 zone (42°N), it was then evaluated that it would be more profitable to sink a new shaft 650 metres north of the No.6 shaft thereby giving access to the resources found under the lowest level (11th). This is why the Jean-Guy Rivard (No.7) shaft was sunk in May 1989 to a final depth of 818 metres.

In June 1991, RMR's name was changed to Richmont Mines Inc.

On October 1st, 1991, development work was completed and commercial production began at a rate of 400 tons per day. From 1992 to 1994, production was increased from 500 tons to 800 tons per day.

In June 1992, Richmont acquired Lac Minerals' 50% share of the Francoeur and Wasamac properties.

In 1993, Richmont bought the Camflo Mill and began processing Francoeur's ore. The ore was previously processed at East Malartic Mill (Quebec) and Deak resources at Virginiatown, (Ontario).

The exploration program conducted at the Francoeur property in 1997 was successful in discovering zone No.7, which is different, in terms of dipping, from the No.3 deposit. This zone was dipping south (70-75°) while the main gold-bearing structure was dipping north (40-45°). Following the discovery of zone No.7, a major development program was undertaken in 1998. Rehabilitation work was done in shaft No.6 and access drifting and infill drilling commenced on levels 4, 6 and 7. In 1999, development work on levels 4, 6 and 7 and related sublevels were completed. Commercial production of zone No.7 resumed at the beginning of February 2000.

From 1991 to 2001, the Francoeur mine produced 1,701,892 tonnes of ore at a grade of 6.31 g/t (345,436 ounces of gold).

In 2001, 2002 and 2003, Richmont conducted exploration work in the west part of the mine. Given the low gold price, the mine was closed and site restoration began. Richmont acquired the adjacent Norex property in February 2002.

Following the closure of the mine, minimal exploration work was conducted to keep the mining concessions and leases in good standing and only four exploration holes were drilled from surface between 2005 and 2007. The target was an auriferous shear subsidiary to the Francoeur-Wasa shear zone. As a result of the higher gold price over the last few years, Richmont decided to proceed with an exploration program.

At the end of 2009, 8 out of the mine's 17 levels had been dewatered, and the surface infrastructure had been fully re-commissioned. The Company has begun drift excavation and underground mine preparation work on this property when dewatering of the mine was completed at the end of the second quarter of 2010. As of December 31, 2010, 1,239 metres of underground development drilling was completed.

On May 19, 2010, the Company filed an amended Technical Report for the Francoeur Gold Project on SEDAR, that estimates Probable Reserves of 615,664 tonnes grading 6.91 g/t Au that can support production of approximately 136,000 ounces of gold (before recovery) over an initial 4-year period.

Geological Setting

Regional Geology

The property is located in the Rouyn-Noranda area, a typical sector of the Archean aged Abitibi greenstone belt located in the eastern part of the Superior Province. The Superior Province is the largest exposed Archean craton in the world that hosts several world class gold deposits. It has yielded nearly 300 million ounces of gold from hundreds of deposits since the beginning of the twentieth century.

Project Geology

The Francoeur Deposit includes the Francoeur No.1, No.2 and No.3 deposits. They occur along the Francoeur-Wasa shear zone and, from east to west, together with the Arntfield No.1, No.2, and No.3 deposits, the Wasamac Mine and the Wingate deposit. Despite the showing of local differences, all of these deposits are very similar to one another in both geological aspects and types of mineralization. The Francoeur No.3 is the largest one of them all.

Mineralization

The ore zones of the Francoeur deposits are generally made up of distinct lenticular and tabular bodies up to 1 metre in thickness, and form buff or beige coloured bands, called BB bands. All the BB bands are mainly composed of carbonate, albite, pyrite and minor amounts of quartz and rutile, with trace amounts of sericite and gold. There is no evidence of stratigraphic control on the gold deposition in the Francoeur mine.

Instead, the gold emplacement apparently developed in the shear zone and is partially related to albitite dikes. A similar lack of stratigraphic control was noted for deposits adjacent to the Cadillac Break in the Noranda district of Quebec. The nature of the contacts of gold ore bodies with enclosing mylonitic schist is quite variable. There are two types of basic contacts, one of which is faulted, while the other may be sharp or gradational.

The BB bands display a wide variety of textures ranging from a foliated micro-breccia, to more common fine grained and very well laminated rock. They contain on average 20 to 40 g/t Au and the grade can reach 50 g/t Au locally. The gold is commonly in its native form and is very fine-grained. Gold grains are usually associated with small pyrite crystals, but a proportion is also disseminated in the finely recrystallized carbonate-albite matrix.

Exploration

A considerable amount of exploration and development work was carried out on the Francoeur property since the discovery of the first gold-bearing veins in the 1920's. Successive underground developments have allowed the discovery of additional reserves along the Francoeur-Wasa shear when mining activities were conducted in the No.3 ore body. This is particularly true for Richmont who carried out major underground exploration programs along extensions of known mining blocks to sustain the long term viability of the mine.

Historical drilling

A portion of the geotechnical information from surface and underground holes drilled on the property since 1929 is available on Sigeom's web site (www.mrn.gouv.qc.ca/mines).

Paper copies of diamond drill logs and assay results for both surface and underground holes drilled on the Francoeur property are stored at the Camflo Mill in Malartic, Quebec, since the mine was closed in 2003.

Following the closure of the mine, only four exploration holes have been drilled from surface between 2005 and 2007. The target was an auriferous shear subsidiary to the Francoeur-Wasa shear zone.

An exploration drilling program was completed in 2009 with approximately 7,500 metres of drilling.

Most Recent Underground Diamond Drilling Program Completed

The West Zone is located on the extension of the No.3 deposit. Richmont Mines has been the Francoeur mine's operator for over 10 years. A new underground definition drilling campaign is now underway. As of December 31, 2010, a total of 1,663 metres was completed.

Methodology

Generally, most of the boreholes at the Francoeur deposit were set-up on transversal sections allowing them to intersect mineralized zones at a right angle. Off-section holes were drilled when underground openings were not available.

Exploration programs were generally split into two categories:

  60 metre x 60 metre spaced exploration holes;

  20 metre x 20 metre spaced definition holes.

For the West ore body, because exploration boreholes were set-up in the footwall of the mineralized zones, they crosscut them at a very acute angle. For example, borehole R-882B started at a dip of -46° and finished 697.08 metres deeper at a dip of 0°. The Main West Zone, which dips 42° north, was intersected over 9.90 m along the core (from 547.80 to 557.70 metres and represents, in fact, a horizontal width of 2.64 metres or a true thickness of 1.70 metres).

Sampling , Assays and Quality control

Sampling

The rock sampling methods used underground consisted of core drilling and rock blasting. Borehole assay results were used to determine the grade of mining blocks. Muck samples were taken from blasted ore in wagons transporting gold-bearing mineralization to the ore pass. These samples were used in the grade reconciliations and in calculations of reserves.

Grades from development work and active stopes were compiled on a monthly basis and transferred to sections and plan views. Grade values were assigned to that part of development work carried out during the current month. Specific procedures had to be followed during the sampling process as each sample for every 12 tons of ore has to be representative of the broken rock.

Two sampling methods were applied at the Francoeur Mine:

(1)

Core sampling: sample lengths of exploration holes with varying geological parameters such as, for example, the amount of sulphides on both walls of a vein. The core was split in half with a diamond saw blade leaving a remaining sample as a reference for any subsequent detailed studies. Rejects were stored three months at the assay lab and, after that period of time, they could be shipped to the client if requested. Presently, core sampling from definition holes are analyzed entirely.

(2)	Muck sampling: several sampling procedures were applied in the past at the Francoeur mine. The most widely used method was the sampling of trams, comprised of the following procedures:

  Collect two handfuls of muck of every size per 4-ton tram (4 tons) or three handfuls per 5-ton tram, avoiding grabbing fine material;

  The collected material should be randomly taken and be representative of the whole tram;

  Samples should be collected at the ore pass;

  One sample bag should weigh a minimum of six pounds and represent the muck from four (4) wagons or sixteen (16) to twenty (20) tons; and

  There is a tag number for each bag and the sampling book should contain the following information: date of sampling, level, stope identification, number of sampled wagons and sampler initials.

Assays

Techni-Lab of Ste-Germaine-de-Boulé was the only assay laboratory used by Richmont over the years with respect to the Francoeur mine. Techni-Lab follows several procedures when batches of samples are received.

The procedure for sample analysis is briefly described as follows: a form is filled and bags of pulp are numbered accordingly. A set of 24 crucibles, including a blank, a duplicate and a standard, is prepared. The crucibles are filled with 115 grams. of flux and a teaspoon of flour. A portion of the pulp is weighted (15 or 30 grams) and added to the flux in the crucible. The content of each crucible is then homogenized.

  A 30 or 50 gram pulp sample is taken for analysis;

  Lead collection of the sample with a flux to obtain a lead button;

  Cupellation of the lead button to free the precious metal bead;

  Dissolution of the bead in "Aqua Regia";

  Measurement of the gold content by Atomic Absorption Spectrometry (AAS); and

  If the gold content is higher than 10 000 ppb, a second 30 or 50 gram pulp sample is taken following lead collection and cupellation but the measurement of the gold content is by gravimetry instead of AAS.

Quality control

Current in-house quality controls procedures followed by Techni-Lab S.G.B. Abitibi Inc. are as follows:

  Daily checks of crushers, pulverisers and precision scales;

  Blanks: assay results must be lower than the detection limit. If not, this value will be subtracted from the results of the assayed samples. If the value is too high, the whole batch of samples will be re-assayed; and

  Duplicates: the acceptable value of a duplicate depends on the detection limit of the assaying method and the average value of the ratio between the duplicate and the sample:

Dupl./Sample Ratio	Acceptable gap
0 to 20 ppb	50%
21 to 100 ppb	25%
101 to 500 ppb	15%
501 ppb and more	10%
0 to 0.20 g/t	50%
0.21 to 1 g/t	20%
1.01 g/t and more	10%

  Certified Standard: the acceptable value of a certified standard is dependent on the detection limit of the assaying method and the real value assigned to the standard:

Value of Standard	Acceptable gap
200 to 1,000 ppb	10%
1,001 ppb and more	5%
0.80 to 2 g/t	10%
2 g/t and more	5%

Mineral Reserve Estimates

In 2010, Mineral Reserve estimates were performed by Daniel Adam, P.Geo., Ph.D., Exploration Manager, Christian Pichette, Eng.,M.Sc., and Raynald Vincent, Eng.,B.Sc.A.,M.G.P., all employees of the Company and all of whom are qualified persons under Regulation 43-101.

The Mineral Reserve estimates were carried out in accordance with Regulation 43-101. Mineral Reserves were classified according to the CIM classification and adopted by the CIM Council on December 11, 2005. All standards generally accepted in the mineral industry as well as Regulation 43-101 recommendations and CIM regulations for Mineral Reserve estimates have been fully complied with.

Mining methods

Several mining methods were used in the past at the Francoeur Mine. The room-and-pillars, long-hole and shrinkage-stoping methods were respectively used in 60%, 20% and 20% of the stopes mined.

Apart from the geometry and dip of the zones, the selection of the proper mining method is based on both the geotechnical classification of the mineralized zones and the quality of the wall-rock. Other selection criteria also used are: productivity, dilution factor, available mining equipment and amount of mining reserves.

Generally speaking, the room-and-pillar method is considered when the rock quality determination ("RQD") is lower than 25% and for gold-bearing structures with a maximum dip of 40°. Long-hole or shrinkage-stoping methods can be envisioned when the RQD is higher than 25% and when gold-bearing structures have a minimum dip of 45°.

Historically, the rate of recovery of the room-and-pillar method was 85% with an external dilution of 15% at a grade of 0.68 g/t (0.02 oz/short ton). The minimum thickness used for the reserves calculations was 1.68 metres. These parameters were used to establish the probable reserves of the West Zone.

The long-hole method was used when the ore body was dipping at more than 45°. At this critical dip, the scraping of the blasted ore was required before doing any progression in the stope. As soon as the dip of the ore body is 50° and higher, the blasted ore falls downward due to gravity to the lower level without any scraping manoeuvres.

The historical rate of recovery of the long-hole method at the Francoeur Mine is 95%. Pillars of various dimensions have been left in the stopes allowing a better stability of the hanging-wall and a minimum dilution (±15%).

Mineral Reserve Estimates

General

The dilution factor and the expected ore recovery according to the mining method used are based on Richmont's 10-year experience in mining the Francoeur deposit.

Reserve Table

Mineral Reserves are estimated at 615,664 tonnes in the probable category grading 6.91 g/t Au for a total of 136,749 ounces.

This reserves inventory includes a dilution of 15% grading 0.02 oz/short ton (0.686 g/t Au) and a mining of recovery of 85%.

Considering that there is neither access in the mineralized zone nor any tight drillings, none of the reserves were classified in the proven category.

Probable reserves of the Main, Footwall and North Zones

	Reserves > 5.15 g/t Au			Reserves 4.0-5.15 g/t Au			Total Reserves
Zone	Tonnes	Au	Ounces	Tonnes	Au	Ounces	Tonnes	Au	Ounces
	(Metric)	(g/t)		(Metric)	(g/t)		(Metric)	(g/t)
Main	368,357	6.80	80,580	77,132	3.98	9,869	445,490	6.32	90,449
FW	139,320	9.09	40,698	15,512	3.64	1,816	154,831	8.54	42,513
North	14,260	7.94	3 641	1,083	4.17	145	15,343	7.68	3,786
TOTAL	521,937	7.44	124,919	93,727	3.93	11,830	615,664	6.91	136,749

3.	Island Gold Mine

Location and Property Description

The Island Gold Mine is located approximately 85 km northeast of Wawa, Ontario, Canada, in the Sault Ste. Marie Mining Division. Dubreuilville is approximately 15 km northwest of the Island Gold Mine.

The Island Gold property consists of 137 patented, leased and staked claims totalling 4,684 ha.

Property	Number	Area	Expiration date
	of claims	(ha)
Kremzar	20	381	Patented Claim: taxes are paid every year
			2 Leased claims: 02/28/2022 to 06/30/2030
Lochalsh	31	368	Patented Claim: taxes are paid every year
			Claims: 02/06/2012 to 03/26/2012
Goudreau	65	1,003	Patented Claims: taxes are paid every year
			1 claim: 08/20/2012
Island Gold	21	2,932	Claims: 03/05/2011 to 10/25/2014

The claims are expected to be renewed by applying excess credits available before the anniversary date. Taxes are paid annually to the government to keep patented claims and mining leases in good standing. Richmont Mines has an internal procedure to ensure monitoring of the claims expiry dates. All of these mining claims, mining leases and patented leases were in good standing in 2010 and are expected to be for 2011. A detailed list and map of locations can be found in the Island Gold Technical Report as of May 15, 2007, filed on May 25, 2007 under the Company’s profile on the SEDAR web site at www.sedar.com.

With the acquisition of Patricia Mining, Richmont Mines added two new groups of claims to its portfolio in Ontario:

  A 75% interest in the Edwards property, a group of 39 claims covering an area of approximately 694 hectares. This property is located to the east of the Island Gold property (the other 25% interest is held in trust by the Company on behalf of Red Pine Exploration). These claims expire between April 5, 2011 and August 29, 2013.
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

Summary of Agreements

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

Ownership of Mining Rights

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

The Kremzar Property is subject to a 4% NSR in favour of Essar Steel Algoma Inc. (“Essar”) (formerly Algoma). The Essar NSR will become payable at such time as the aggregate amount of NSRs received by the Company and Teck Resources Ltd. (“Teck”) (formerly Aur Resources Inc.) equals the aggregate preproduction costs.

The Kremzar Property is also subject to a 3% NSR payable to Teck, which is payable until such time as the Essar NSR becomes payable. In the event the Essar NSR becomes payable and is reduced below 4%, Teck will be entitled to receive a NSR equal to 50% of the amount by which the Essar royalty is reduced, payable on the same terms as the Essar NSR.

The Lochalsh Property is subject to a 3% NSR payable to Teck.

The Goudreau Property is subject to a 15% NPI royalty payable to Essar.

Environmental Obligations and Permits

The permit to operate the Kremzar Mill, located on the Island Gold Mine property, was amended in September 2008 to include water treatment to clarify the effluent of the primary pond. The treatment is done by adding a coagulant and a flocculant. The new permit number is 0734-7HYHVH.

The Lochalsh closure plan was approved on April 30, 2007. As of December 31, 2010, an amount of CAN$184 is in place to cover the closure costs.

The closure plan for the Kremzar property was filed with the Ontario Ministry of Northern Development and Mines (“MNDM”) in 1998 by Patricia Mining and was also approved. A payment of CAN$10 cash was made by Patricia Mining, and there was a collateral mortgage of CAN$578 granted using the Kremzar Mill as security. Following the acquisition of Patricia Mining and a review of the closure plan, Richmont Mines has provided the MNDM with a letter of credit of CAN$798 to cover the closure plan costs. Since Richmont Mines has satisfied all MNDM’s obligations, the mortgage on the Kremzar Mill has been released and the $10 cash recovered by the Company. There are no environmental issues on the property at this time.

Infrastructure

The Island Gold Mine infrastructure includes the primary tailings pond, the secondary settling pond, the Kremzar Mill (a carbon-in-pulp mill with a capacity of 850 tonnes per day), the Kremzar ramp and portal, the Lochalsh ramp and portal, the mine access road, and the hydro lines. An office, a core logging and storage facility, and a mine dry are also located on the Kremzar Mine site.

Location of Mineralized Zones

The mineralized zones are located on mining leases 991853, 991854 and 991852 and patented claim 2075 of the Lochalsh property, and the ramp and waste pad are on patented claims 1776 and 1710 of the Goudreau property. The reserves of Lochalsh are localized on mining leases 825288 and 825287 of the Lochalsh property.

Accessibility

Access to the Island Gold Mine is via an all-weather road from Highway 519, just west of Dubreuilville, Ontario. This village is located approximately 35 km east of the junction between Highways 17 and 519. It takes approximately one (1) hour to drive from Wawa, Ontario to the mine site.

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

Exploration History

In 1983, Canamax Resources Inc. (“Canamax”) and Algoma (now Essar Steel Algoma Inc.) formed a joint venture to evaluate the mineral potential of Algoma's 117 patented claims covering the Goudreau iron range. In 1985, drilling by Canamax about two (2) kilometres south of the Kremzar Mine intersected a series of sub-parallel lenses containing gold mineralization within deformed rocks of the Goudreau Lake Deformation Zone (“GLDZ”). These lenses are known as the Lochalsh, Island Gold, Shore and Goudreau lake Zones. During 1989 and 1990, a 1,280 m long ramp was driven into the Island deposit beneath Goudreau lake from an adit on the north shore. Drifts and raises totalling 382 m were developed on two levels at depths of 125 m and 140 m below the Goudreau lake elevation. A bulk sample weighing 4,167 tonnes was extracted and processed at the Kremzar Mill.

Patricia Mining acquired the project in 1996 and completed 16,862 m of diamond drilling in 49 holes on the Island deposit and Lochalsh Zone between 1996 and 2002. In 2004, Patricia Mining started an underground exploration program at a cost of $3.0 million. A total of 125 metres of exploration drifts, 53 metres of ore sill and 8,137 metres of drilling have been completed.

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

Mineralization

Within the GLDZ are a series of parallel shear zones, up to 25 metres wide by several hundred metres long, with dips ranging from -70° to -90°, that host the gold mineralization. Moderate to high strain intensity is present within the shear zones containing pervasive alterations occurring in the form of iron carbonate, silica and calcite. Within areas of intense sericitization and silicification with 2% to 5% pyrite are narrow, subparallel quartz veins carrying gold mineralization. Gold is found primarily in quartz stringers and veins 1 centimetre to 1.5 meters wide. Finely disseminated gold occurs in clusters up to 3 mm in diameter.

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

2010 Results

For the year ended December 31, 2010, 251,237 tonnes of ore were processed at the Island Gold Mine at an average recovered grade of 5.68 g/t, and 45,865 ounces of gold were sold at an average price of US$1,238 (CAN$1,275) per ounce. This compared to 211,773 tonnes of ore at an average recovered grade of 5.71 g/t, and gold sales of 38,879 ounces at an average price of US$967 (CAN$1,104) in 2009, and 161,320 tonnes at a recovered grade of 7.33 g/t, and gold sales of 38,037 ounces at an average price of US$867 (CAN$924) per ounce in 2008. While the recovered grade was essentially flat year-over-year in 2010, due primarily to lower than expected grades in long-hole stopes in the first half of the year, tonnage rose 19% as a result of improved productivity at the mine and the expanded mill capacity. In 2010, cash costs per ounce at Island Gold were US$780 (CAN$803) versus US$736 (CAN$841) in 2009, a 5% decrease in Canadian dollar terms, reflecting improvement in tonnage and gold recovery rate. 2009 cash costs at Island Gold were higher than US$659 (CAN$703) in 2008, primarily a reflection of higher dilution, particularly in the first half of 2009, and a greater amount of development ore being processed, which lowered the average recovered grade in the year.

Island Gold Mine1

	2010	2009	2008

Tonnes	251,237	211,773	161,320
Head grade (g/t)	5.95	6.04	7.65
Gold recovery (%)	95.49	94.52	95.83
Recovered Grade (g/t)	5.68	5.71	7.33
Ounces sold	45,865	38,879	38,037
Cash cost per ounce (US$)	780	736	659

Investment in property, plant and equipment (thousands of CAN$)	4,650	4,318	3,079
Exploration expenses (thousands of CAN$)	4,561	3,136	2,293

Deferred development metres	2,478	1,576	605

Diamond drilling (metres)
Definition	12,110	13,604	14,764
Exploration	54,438	18,936	1,901

1

Prior to its acquisition of Patricia Mining in December 2008, which held a 45% interest in the Island Gold Project, Richmont Mines reported 100% of the consolidated results of the Island Gold Mine in compliance with AcG-15, which stipulates that a holder of variable interests must consolidate the accounts if it intends to assume the majority of the expected losses and/or receive the majority of the residual returns of the variable interest entity (VIE). Richmont held a 55% stake in the unincorporated joint venture, and as its share of the earnings and/or losses differed from the percentage that it owned, the Company was therefore considered the primary beneficiary of the VIE.

Exploration

In 2010, Richmont Mines continued its underground exploration program via drilling and drifting. The excavations were done in waste rock to continue the exploration access drifts towards the Extension-2 sector of the E1E zone, the Goudreau and the Lochalsh zones. This development also permitted exploration diamond drilling in the Extension-2 sector of the E1E zone, the Lochalsh and the Goudreau zones.

During 2010, underground drilling at the Island Gold Mine represented 12,110 metres of definition drilling and 24,423 metres of exploration drilling. These metres were exploration holes in the Lochalsh, Extension-1, Goudreau and Extension-2 zones. Drilling confirmed the presence and continuity of the targeted zones. The delineation drilling into the Extension-1 sector of the E1E and the Lochalsh sector permitted the conversion of Probable Reserves into Proven Reserves. The exploration drilling in the Extension-2 sector of the E1E resulted in the addition of Probable Reserves.

A surface diamond drilling campaign was implemented in conjunction with the underground drilling during 2010. The goal of this campaign was to primarily test the eastern, western and depth extensions of the known zones in the vicinity of Island Gold Mine.

The 2010 surface exploration drill program was completed in December 2010. The program consisted of 30,015 metres. The drilling on the projected eastern, western and depth extensions of the mine structure horizon was successful in identifying the continuance of similar alteration, mineralization and shearing over one kilometre east of the Island Gold Deposit under Goudreau Lake.

Proven and Probable Reserves at the Island Gold Mine were estimated at 818,066 tonnes of ore at a grade of 6.13 g/t, for 161,197 ounces of gold at December 31, 2010, compared with 927,143 tonnes of ore at a grade of 8.86 g/t, for 264,085 ounces of gold at December 31, 2009. The decline in the reserve base in 2010 was mainly attributable to three factors: (1) 12 months of production at the mine, (2) results from definition drilling in 2010 that lowered Probable Reserve estimates in the Lochalsh Zone, and (3) reconciliation calculations between actual production and reserve estimates, due to lower than anticipated amounts of gold being recovered from several blocks as a result of more variable gold distribution in the alteration zone. While exploration efforts in 2010 did not increase this mine’s reserve base, drilling in 2010 did garner favourable results at depth, between -400 and -900 metres of elevation, which confirmed the extension of the Island Gold mineralized zones at depth over a lateral distance of more than 1 km.

Drilling

In 2010, approximately 36,533 metres were drilled from underground and 30,015 metres from the surface.

Most of the drill holes are planned on vertical cross-sections, in order to intercept mineralized zones at right angles along a grid spacing of 20 metres by 15 metres, targeting alteration assemblages in the E1E Zone. Drilling operations are performed by a drilling contractor, under the supervision of the geological staff at the Island Gold Mine. Underground drill holes are BQ or NQ calibre. Core recovery is 100%. The drill core is logged in detail by experienced and highly skilled staff, following established guidelines for the Island Gold Mine. A rock quality designation (“RQD”) analysis was completed for most of the drill holes drilled in the 2010 program and the RQD for the zones is excellent (› 90%). The interpretation and development of each section was completed after receipt of the drill holes assays and section plots. This interpretation served to complete the reserve estimates.

Sampling

The drill hole sampling approach is defined to coincide with lithological contacts, and samples have a minimum width of 0.3 metre and a maximum length of 1 metre. The core recovery is very good and can be considered to be representative.

The panel (or chip) sampling method consisted of taking horizontal representative samples of the geology (units or alteration) that was exposed either in the face or in the adjacent walls. The samples weighed an average of 1.5 kg to 2 kg for a zone of 1.5 metre vertically by 0.3 metre to 1.0 metre horizontally. Each face was sampled and the number of assays varied based on the geology and the opening.

The drill cores and chip samples are representative and the mineralization style, with the presence of quartz veins and free gold, shows a nugget effect.

Assays

Swastika Laboratories (2008) Ltd of Swastika, Ontario, was used to perform fire assay, gravimetric and specific gravity analyses for the underground drilling and development program in 2010. A number of underground muck and chip samples were sent to the Wesdome assay lab in Wawa. Swastika laboratories are accredited ISO 9001-2000, and hold a Certificate of Laboratory Proficiency (PTP-MAL).

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

The step-by-step procedure for sample analyses is briefly described as follows:

1)	Dry samples, if required;
2)	Crush total sample to ½ inch (Jaw Crusher);
3)	Split approximately 350 grams using a Jones riffle;
4)	Remaining rejects are placed in a plastic bag and packed in cartons with sample numbers listed on the outside;
5)	Pulverize the 350 grams sample;
6)	Homogenize the pulp, it is then ready for assay;
7)	Samples are then analyzed by fire assay with an absorption atomic or gravimetric finish. A total of 30 grams of representative material are subjected to the fire assay and to gravimetric finish.

The Pulp and Metallic Method is used to overcome sampling difficulties caused by coarse particles of gold, native silver or other similar metals that do not pulverize very well.

Swastika’s adaptation of this method for Gold Assay is as follows: pulverize the entire sample if possible, screen through a 100 Mesh sieve (other Mesh sizes can be used depending on sample size and allowable deviation). The -100 Mesh fraction is weighed, homogenized and assayed in duplicate using one assay tonne (30 grams) portions. The +100 Mesh fraction (approximately 20 grams) is weighed and entirely fused. The correction resulting from gold found in the metallic portion is incorporated in the final calculated result. The weight and grade of both fractions are also reported.

Quality Control

In 2007, during the course of the geological confirmation program, an evaluation of “Quality Assurance/Quality Control” (“QA/QC”) data was done to address the three main concerns of analytical determination protocols, namely: (i) contamination, (ii) accuracy, and (iii) precision, as measured by the results obtained from field and analytical blank standards, certified reference standards and an assortment of specific duplicate samples collected and/or prepared, in addition to the regular samples submitted to the laboratory. A certified standard and blank assay was run with each sample batch of samples. In addition, a replicate assay was run on every 10th sample to be used for checking the reproducibility of the assays.

The results of the field and analytical blanks used to monitor for potential contamination during sample processing and assaying indicate that no significant contamination is likely to have occurred during the sampling/assaying programs completed for 2007.

In 2010, a QA/QC program was still in place with the addition of certified standards and in-house blank material to the regular samples submitted to the laboratory. The laboratory has its own QA/QC program with the addition of analytical blank standards and certified reference standards to each batch of assays.

Security of Samples

There is no formal program established at the Island Gold Mine relating to the shipment of samples. In 2005, the core logging facility and core storage area were established on the Kremzar Mine and milling site. A trailer was installed onsite and fit out as a core logging facility. A separate room was installed for core sawing and sample packing. The core is stored outdoors in covered racks or as separate cross-piles. There is a gate on the mine access road and there are personnel working onsite at all times. Individual sample bags are sealed. The samples are placed in large rice fiber bags, which are placed on pallets. Shipping of samples is done by pick-up by Island Gold staff. Once in Swastika, the samples are collected by Swastika Laboratories staff and brought to the laboratory. The underground channel samples are shipped to the River Gold laboratory in Wawa by Island Gold staff.

Mineral Reserve Estimates

In 2010, Mineral Reserve estimates were performed by Michel Plasse, P.Geo., and Daniel Vachon, Eng., employees of the Company, and reviewed by Daniel Adam, P.Geo., Ph.D., Exploration Manager and also an employee of the Company, who are qualified persons under Regulation 43-101. Factors and parameters used in the determination of the Mineral Reserve estimates are based on the knowledge of the Island Gold Mine as of December 31, 2010.

The Mineral Reserve estimates were carried out in accordance with Regulation 43-101 recommendations and regulations. Mineral Reserves are classified according to the CIM classification adopted by the CIM Council on December 11, 2005. All standards generally accepted in the mineral mining industry as well as Regulation 43-101 recommendations and CIM regulations for Mineral Reserve estimates have been fully complied with in the determination of Mineral Reserve estimates included herein.

Procedures and Technical Parameters

The Reserve estimates were calculated using the following two distinct methods: (1) the polygonal method was used for the Island sector and for the extremities of the mineralized eastern and western zones if ore development was incomplete and (2) bloc modelling using ordinary krieging was used in the Lochalsh, Extension-1 and Extension-2 sectors.

Regardless of the methods used, composites were established by the geological department for each drill hole and underground development face. The diamond drill hole composites were determined following an interpretation of vertical cross-sections and horizontal plans while the development composites were interpreted using the face mapping and assay results of each development face. Once individual composites were determined, each one was tagged in the database according to their individual zone name. Individual pierce points were generated on longitudinal sections for each zone. These longitudinal sections are a representation of an average plane through each mineralized zone.

For the polygonal method, construction of the polygons is completed on longitudinal sections. An area of influence of 20 metres was determined for the development composite and the diamond drill holes. A 10 metre influence was used on the lateral extremities of the development composite to limit their influence. When all polygons are generated, a combination of the development and drill hole pierce points is created. After the ore block limits are determined and the grade and tonnes of each reserve block are calculated, specific dilution and ore recovery are factored into the final reserve estimate.

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

The main parameters used to estimate Mineral Reserves are as follows:

  A cut-off grade of 3.5 g/t Au fixed with a gold price at CAN$1,000 per ounce with an exchange rate of CAN$1/US$;

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

  Excluded mill recovery of approximately 95%.

The database and the parameters used to estimate the Mineral Reserves are based on the results from 2010, the forecast for 2011 and information available as at December 31, 2010. The technical parameters were reviewed by Michel Plasse, P.Geo. and Daniel Adam, P.Geo., Ph.D., two employees of the Company. Thus, both the dilution and the ore-recovery factors by mining methods used in the reserve estimate are based on mining methods. All these factors and parameters will be updated on an annual basis in order to account for changes in mining operations.

The conversion of Mineral Resources to Reserves is based on economical feasibility. As per Regulation 43-101, only Mineral Resources in the measured and indicated categories can be used to establish the estimate of Mineral Reserves.

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

Dilution and mining recovery rates are included in the reserve calculation.

Reserve Table

As of December 31, 2010, the Mineral Reserves of the Island Gold Mine are estimated at:

Categories of reserves	Tonnes	Grade	Au1
	(metric)	(g/t Au)	(oz)
Proven	354,698	6.48	73,848
Probable	463,368	5.86	87,349

Total (Proven + Probable)	818,066	6.13	161,197
1.	Before mill recovery of 95%

As of December 31, 2010, the Mineral Reserves at Island Gold were 161,197 ounces of gold, calculated using a long-term gold price of CAN$1,000 per ounce and an expected mine life of approximately three years.

Mining Operations and Metallurgy

The extraction method is by longitudinal long hole with a maximum panel length fixed by a hydraulic radius factor of 4.5.

The Island Gold ore is hauled by truck to the Kremzar mill located at an approximate distance of 0.8 km from the portal of the ramp. The Kremzar mill is a traditional gold recovery mill using a conventional Carbon in Pulp (“CIP”) process, with circuits for crushing, grinding, gold cyanidation and carbon-in-pulp and two electrowinning (“EW”) cells.

Gold recovery of the CIP circuit at the Kremzar mill is 95.5%.

For the 12 months ended December 31, 2010, 45,865 ounces of gold were sold at an average price of US$1,238 (CAN$1,275) per ounce. This compared to gold sales of 38,879 ounces at an average price of US$967 (CAN$1,104) per ounce in 2009 and gold sales of 38,037 ounces at an average price of US$867 (CAN$924) in 2008. In 2010, cash costs per ounce at Island Gold were US$780 (CAN$803) versus US$736 (CAN$841) in 2009, a 5% decrease in Canadian dollar terms, reflecting improvement in tonnage and gold recovery rate. 2009 cash costs at Island Gold were higher than US$659 (CAN$703) in 2008, primarily a reflection of higher dilution, particularly in the first half of 2009, and a greater amount of development ore being processed, which lowered the average recovered grade in the year.

	Year ended		Year ended		Year ended
	December 31,		December 31,		December 31,
		2010		2009		2008

Precious metals revenues (thousands of CAN$)		58,468		42,935		35,163

Ounces sold		45,865		38,879		38,037

Data per ounce of gold sold	US$	CAN$	US$	CAN$	US$	CAN$
Cash cost	780	803	736	841	659	703
Depreciation and depletion	124	128	91	104	94	100

Total	904	931	827	945	753	803

Average price obtained per ounce	1,238	1,275	967	1,104	867	924

A.	Exploration Projects and Other Properties

General

Richmont Mines owns or holds interests in many mining properties at different stages of exploration.

Wasamac, Quebec, Canada

Location and Access

The Wasamac property is located approximately 15 km southwest of Rouyn-Noranda, Province of Quebec, Canada, and less than 10 km east of the Company’s Francoeur Mine. The property can be reached from Rouyn-Noranda via Highway 117 to the town of Arntfield, and then by a secondary road that leads directly to the property.

Description of the Property

The Wasamac property consists of three (3) mining concessions (CM 349, CM 364, and CM 370) and one (1) claim which represents a total area of 757.65 hectares in the Beauchastel Township. Richmont Mines owns 100% of the mining concessions relating to the Wasamac property.

2010 Work and Results

In May 2010, the Company began a 10,000 metre drilling program on its Wasamac property. Drill results from the initial eight completed holes drilled over 4,311 metres identified several promising intercepts that corroborated this plan, namely 3.59 g/t Au over 12.5 metres, 6.46 g/t Au over 9.33 metres, 4.62 g/t Au over 10.56 metres, and 3.44 g/t Au over 8.38 metres. As a result, the size of the drilling campaign was expanded to 15,000 metres, and a third drill was added on the site to expedite the extended program.

Results from a subsequent nine holes over 6,491 metres similarly revealed favourable results, including 6.14 g/t Au over 6.47 metres, 3.12 g/t Au over 14.04 metres, and 3.17 g/t Au over 7.75 metres, and also confirmed that the targeted Wasamac Shear Zone had a strike length of more than 2 km. Following these results, Richmont Mines extended the drill campaign by an additional 5,000 metres, bringing the 2010 program to 20,000 metres.

Although the limited area tested below the -850 metre elevation has not yet yielded significant results, drilling has confirmed a strong system of mineralization between the -200 and -800 metre elevations that remains open at depth in several areas. On February 17, 2011, the Company announced a major 35,000 metre drilling program for 2011, the completion of a scoping study by the end of 2011 and a 43-101 compliant Technical Report was filed on SEDAR on April 1st, 2011 at www.sedar.com.

Monique, Quebec, Canada

Location and Access

The Monique property is located 25 km east of Val-d’Or, in the province of Quebec, Canada. The property is located approximately 10 km east of the Beaufor Mine and 50 km from the Company’s Camflo Mill. The property can be reached from Rouyn-Noranda via Highway 117 to the town of Val-d’Or, and then by a secondary road that leads directly to the property.

Description of the Property and agreements

The Monique property consists of 18 mining claims claim which represents a total area of 539 hectares. Following the acquisition of Louvem Mines in June 2010, the Company now owns a 81% interest in the property. In order to have greater flexibility over the future development of this asset, Richmont Mines signed an option agreement with SOQUEM to acquire its 19% interest of the Monique property on December 21, 2010. Upon signing the agreement, Richmont Mines paid SOQUEM $350,000, and undertook to complete $400,000 of exploration work on the Monique property on or before February 28, 2011, of which approximately $289,000 had been spent by December 31, 2010. On March 4, 2011, a work report was submitted to SOQUEM. On April 8, 2011, SOQUEM transferred its 19% interest to Richmont Mines.

Terms of the agreement also stipulated that Richmont Mines, upon acquiring SOQUEM’s interest, will grant a 0.38% NSR royalty to SOQUEM in the event that the property reaches commercial production. Similarly, Richmont Mines agreed to assume 100% of royalty obligations (versus 81% previously) that exist on 8 out of the property’s 18 claims, once Richmont Mines has successfully earned 100% ownership of the property. These royalties are equal to 5% NPI.

2010 Work and Results

In September 2010, Richmont Mines announced plans for a 5,500 metre surface exploration drilling program on its Monique property. The goal of the campaign, involving 35 holes ranging between 80 and 215 metres in length, was to complete infill drilling on two previously identified gold zones on the property: the G Zone and J Zone, with the objective of evaluating the potential for a small open pit operation. Condemnation drilling was begun in November 2010, while definition drilling of the G and J Zones was delayed until February 2011 to allow the surface to freeze in the area where work was planned. The Company expects preliminary results from the 5,500 metre drilling program during the second quarter of 2011.

Cripple Creek, Ontario, Canada

Location and Access

The Cripple Creek property is situated 5 km to the southwest of the Timmins West deposit, Denton Township, near Timmins, in Ontario, Canada. The property can be reached from Rouyn-Noranda (Quebec) via Highway 117 North, then Highway 11 North, heading in the direction of Cochrane (Ontario), and subsequently Route 101 West toward the town of Timmins, Ontario. The property is located approximately 25 km west to the town of Timmins, and then by a secondary road that leads to the property.

Description of the Property

The Cripple Creek property consists of 27 mining claims which represent a total area of 694.08 hectares.

2010 Work and Results

Richmont Mines began a drilling program at the Cripple Creek Gold Project in February 2010. The Company’s first phase of drilling in 2010 included 4,532 metres over 11 holes. Drilling targeted the lateral extension of Zone 16 to the west, and the depth extension of the Mahoney Zone, two of three notable zones uncovered by previous owners of the property during the 1980s and 1990s, as well as two new exploration targets (“Sediments Zone” and “Pond Zone”) within the property.

Preliminary results from the drilling campaign identified two interesting intercepts in Zone 16, namely 73.54 g/t Au over a width of 7 metres, and 22.76 g/t Au over 0.5 metres. Drilling on the Mahoney Zone similarly uncovered a promising intercept of 12.31 g/t Au over 0.8 metres. Subsequent results from the second phase of drilling yielded several interesting intercepts, including 3.79 g/t Au over 16.35 metres, a result which confirmed that the alteration zone containing the intercept of 73.54 g/t Au over 7 metres broadens near surface. Additional interesting results included 4.55 g/t Au over 7.1 metres, 3.57 g/t Au over 5.6 metres, 26.34 g/t Au over 0.55 metres, and 15.81 g/t Au over 0.4 metres.

While much exploration work remains to be done on this property, the Company obtained additional geological insight from the second phase of the 2010 drilling campaign, which encompassed 6 holes over 2,991 metres. Most importantly, drilling reaffirmed the gold potential of the sector, and also enabled for better understanding of the mineralization. Results from the campaign also confirmed the continuity of the main mineralized zone to a vertical depth of 650 metres and that the alteration pipe of Zone 16 extends at depth. Furthermore, drilling revealed that two types of mineralized zones are present. The first, containing disseminated pyrite, has a northern dip of approximately 65° and is found at the contact points of silicified mafic volcanics and ultramafic volcanics. The second system, formed by milky quartz veins containing iron carbonate and mineralized with gold, appears to be sub-horizontal, and cross-cuts other geological formations. Interpretation of this new information makes establishing true width of the mineralized gold zones difficult when they consist of the two types of mineralization.

In view of intensive winter drilling programs on the Monique and Wasamac properties and due to limited availability of drills and geological staff, Richmont management has decided to defer the planned 3,500 metre winter 2011 exploration drilling campaign on its Cripple Creek property. The timing of the next drilling program will be evaluated during the course of 2011. The objective of the program will be to confirm the new interpretation of Zone 16 provided by results obtained to date, to better target mineralized zones, and to test the extension of the Mahoney Zone at depth.

TABLE OF RESERVES
		December 31, 2010		December 31, 2009
	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces
	(metric)	(g/t Au)	contained	(metric)	(g/t Au)	contained
Island Gold Mine
Proven Reserves[1]	354,698	6.48	73,848	387,182	8.46	105,333
Probable Reserves[1]	463,368	5.86	87,349	539,961	9.14	158,752

Beaufor Mine
Proven Reserves[1]	81,742	7.53	19,780	47,033	6.63	10,021
Probable Reserves[1]	201,296	7.60	49,218	118,728	9.07	34,616

GOLD PROJECTS
Francoeur Mine
Probable Reserves[2]	615,664	6.91	136,749	615,664	6.91	136,749

TOTAL GOLD
Proven and Probable Reserves	1,716,768	6.65	366,944	1,708,568	8.11	445,471

[1]	In 2010, based on a price of US$1,000/oz and an exchange rate of 1.00 (in 2009, a price of US$850/oz and an exchange rate of 1.00 was used).
[2]	Reserves were calculated based on a price of US$800/oz and an exchange rate of 1.00 for both 2010 and 2009

Regulation 43-101 – Standards of Disclosure of Mineral Projects

Mineral Reserve calculations for the Company’s material properties were established by “qualified persons” as defined under Regulation 43-101, and their names are set out in the table below. These reserves estimations were reviewed by Mr. Daniel Adam, Ph.D., P.Geo., Exploration Manager, an employee of Richmont Mines Inc.

Mines	Qualified Persons	Titles
Beaufor Mine	Jessy Thelland, P. Geo.	Senior Geologist, Beaufor Mine
	Mario Blanchette, Eng.	Chief Engineer, Beaufor Mine
	François Chabot, Eng.	Mine Manager, Beaufor Mine

Island Gold Mine	Michel Plasse, P.Geo.	Chief Geologist, Island Gold Mine
	Daniel Vachon, Eng.	Senior Mine Engineer, Island Gold Mine

Francoeur Mine	Raynald Vincent	Senior Geologist, Corporate division
Eng.,B.Sc.A.,M.G.P.
	Christian Pichette, Eng.,M.Sc.A.	VP, operations, Corporate division
	Daniel Adam, P. Geo.,Ph.D.	Exploration Manager, Corporate division

On the next page you will find a map of the Company’s properties.

Richmont Mines Properties

ONTARIO

1. Island Gold Mine
2. Sewell
3. Cripple Creek

QUÉBEC

1. Francœur
2. Wasamac
3. Camflo Mill
4. Camflo Northwest
5. Beaufor Mine
6. Monique

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

The following table sets out the annual average gold price per ounce (London PM fix) in U.S. dollars over the past five years and as at April 21, 2011:

	(US$)	Exchange rate[1]	(CAN$)
2006	604	1.13	683
2007	695	1.07	744
2008	872	1.07	933
2009	972	1.14	1,108
2010	1,225	1.03	1,262
As at April 21, 2011	1,504	0.95	1,429

1 Source: Bank of Canada

Gold can be easily sold on numerous markets throughout the world and it is not difficult to ascertain its market price at any particular time. Richmont Mines is not dependent upon the sale of its gold to any one customer because of the large number of available gold purchasers.

Richmont Mines may occasionally use put and call options on gold, and forward sales contracts on gold and U.S. dollars. All such contracts are required to be previously approved by the Company’s Board of Directors. See ITEM 11 “Quantitative and Qualitative Disclosures About Market Risk” herein.

Gold bars are carried between the mills and the refinery by commercial armored truck. These bars are refined at the Royal Canadian Mint of Ottawa refinery under a service contract at competitive rates. Refined metal is sold on the spot market to commercial bullion dealers (or under forward sales contracts if previously approved by the Company’s Board of Directors).

As at December 31, 2010, Richmont Mines had not entered into any gold derivatives contracts.

Governmental Regulation (Environment)

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

Environmental protection legislation applicable to the Canadian mining industry mandates high standards for the reduction or elimination of emissions, deposits, and issuance or release into the environment of contaminants caused by the extraction or processing of ore. In addition, certificates of authorization must be obtained in advance for the construction and commercial operation of a mine, plant, concentrator or refinery, since such types of operations that are specific to the mining industry may result in emissions, deposits, issuance or release of contaminants into the environment or may affect the quality of the environment.

Quebec & Ontario

Provincial legislation in Quebec and Ontario in mining matters contemplates the acquisition and ownership of mining titles, safety standards, royalties and mining taxes. The Mining Act (Quebec) and the Mining Act (Ontario) provides for the rehabilitation and restoration of lands affected by mining activities. In Ontario, approval for any plan for the rehabilitation and restoration of land affected by a company’s operations is given by the Ministry of Northern Development and Mines (“MNDM”), while in Quebec such approval must be obtained from the MRNW. Companies must comply with the plan and provide a financial guarantee to that effect.

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

The discussion and analysis of the operating results and financial position of the Company for the three years ended December 31, 2008, 2009 and 2010 should be read in conjunction with the Company’s consolidated financial statements and the accompanying notes included in this Annual Report. Notice should also be taken of the cautionary statement regarding forward-looking statements on page 1 of this Annual Report, in particular with respect to trend and other forward looking information and disclosure regarding the Company’s contractual obligations.

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

Year ended December 31, 2010 compared to year ended December 31, 2009

(all dollar amounts are in thousands of Canadian dollars unless otherwise stated except for share and per ounce data).

Overview

Gold Prices

The gold market remained very strong in 2010 as the average price rose to approximately US$1,225 per ounce from an average price of US$972 in 2009, and US$872 in 2008. Gold started 2010 on a strong foot, with the annual low of US$1,058 occurring in the beginning of February 2010, a level that was 9% above the 2009 average price per ounce of US$972. Gold continued to climb progressively throughout the year, reaching a high of US$1,421 in the month of November 2010 and ended the year with the highest month average price of US$1,391 in December 2010.

The main factors that are expected to continue to have a positive influence on the future price of gold include:

  Increased demand for gold ETF;

  Non-hedging and less aggressive hedging policies of producers;

  Demand levels that exceed the industry’s annual production;

  A lack of confidence in the world’s equity markets;

  Ongoing geopolitical instability.

Production

Richmont currently produces gold at the Island Gold Mine in Ontario and at the Beaufor Mine in Quebec. As of December 31, 2010, the Island Gold Mine had Proven and Probable Reserves of 818,066 tonnes of ore at a grade of 6.13 g/t, for 161,197 ounces of gold. The Beaufor Mine had Proven and Probable Reserves of 283,038 tonnes at a grade of 7.58 g/t, for 68,998 ounces of gold.

Island Gold Mine made good progress in 2010. Following the capacity expansion at the mill at the end of third quarter of 2010, when a 6 foot by 8 foot ball mill was replaced with a larger capacity 9 foot by 11 foot ball mill, average production levels reached 715 tonnes per day in the last quarter of the year, in spite of the mill being shut down for 5 days in December for planned maintenance, and metallurgical recovery rates increased to 96.51% in the fourth quarter of 2010 versus 94.98% for the first nine months of the year. Recovered grades improved notably in the fourth quarter to 6.49 g/t Au from 5.24 g/t Au in the year ago period, as adjustments to our mine plan began to take root. However, recovered grades were essentially unchanged at 5.68 g/t Au in 2010, versus 5.71 g/t Au in 2009, due primarily to lower than expected grades in long-hole stopes in the first half of the year.

The Beaufor Mine, which has been in commercial production since 1996, generated good results in 2010, with tonnage levels and recovered grades both up 3% year-over-year. Cash costs at this mine, however, increased to US$866 in 2010 from US$740 in 2009, due primarily to higher milling costs and lower recovered grades in the first nine months of the year as a result of the greater amount of development necessary to access the ore zones in this timeframe.

Investments

Richmont invested $4.7 million in capital expenditures at the Island Gold Mine in 2010, a reflection of ongoing development costs, refurbishing and acquisition of equipment. The Company spent an additional $2.5 million in capital expenditures at the Beaufor Mine in 2010, up from $1.1 million in 2009, with the year-over-year increase largely attributable to the cost associated with the excavation of a new safety exit from the mine’s underground operations.

Capital expenditures at the Francoeur Mine totaled $9.1 million in 2010, up from $2.0 million in 2009, reflecting higher development costs associated with transitioning this mine into commercial production by mid-2011. Dewatering of the mine’s 17 levels was completed at the end of June 2010, and underground development work to reach the targeted West Zone began shortly thereafter. As of the end of 2010, a total of 1,239 metres of development had been completed. Surface infrastructure has been re-commissioned, installation of additional underground electrical infrastructure required for commercial production is being done in conjunction with the development work, and definition drilling began in November 2010. Specifically, a total of 1,663 metres of definition drilling were completed over November and December 2010.

An additional $0.5 million was invested at the Camflo Mill and other corporate installations in 2010, bringing the Company’s total investment in property, plant and equipment to $16.8 million for the year. In 2009, capital expenditure totaled $8.0 million, above the 2008 level of $5.2 million, primarily as a result of costs incurred at the Francoeur Mine for the re-commissioning of surface infrastructure and dewatering of the underground installations.

Summary of operational and financial results

Net earnings in 2010 were $9.0 million, or $0.31 per share, compared with net earnings of $0.3 million, or $0.01 per share in 2009.

The cash balance was $40.0 million at December 31, 2010, an increase of $18.9 million, compared with $21.1 million at December 31, 2009.

At December 31, 2010, Richmont had working capital of $43.9 million compared with $24.9 million at December 31, 2009.

Changes to accounting policies

Business combinations, consolidated financial statements and non-controlling interests

During the second quarter of 2010, the Company decided to adopt early section 1582, “Business Combinations” (CICA Handbook), which replaces section 1581 of the same name, and sections 1601, “Consolidated Financial Statements” and 1602, “Non-Controlling Interests”, which together replace section 1600, “Consolidated Financial Statements”. These new sections harmonize significant aspects of Canadian accounting standards with the International Financial Reporting Standards (“IFRS”) that will be mandated for entities with fiscal years beginning on or after January 1, 2011.These sections are applied for business combinations that occurred on or after January 1, 2010 except for Section 1602 “Non-Controlling Interests” which is applied retrospectively.

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

Sections 1601 and 1602 dealing with consolidated financial statements require an entity to measure non-controlling interests upon acquisition either at fair value or at the non-controlling interests’ proportionate share of the acquirer’s identifiable net assets. In addition, in the case where one entity controls another entity, changes in a parent’s ownership interest in a subsidiary that do not result in a loss of control are accounted for as equity transactions. The new sections also require non-controlling interests to be presented as a separate component of shareholders’ equity. Application of the sections had an impact on the accounting of the acquisition of the non-controlling interests. Presentation of the non-controlling interests was also modified.

Future Accounting Pronouncements

International Financial Reporting Standards

In February 2008, the Accounting Standards Board (“AcSB”) announced that generally accepted accounting principles in Canada (“GAAP”) are to converge with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB) and that public companies will be required to present their financial statements, with comparative data, under these standards for fiscal years beginning on or after January 1, 2011. As a result, the Company will be required to report under IFRS for its 2011 fiscal year starting January 1, 2011 for interim and annual financial statements. In addition, 2010 comparative data will need to be reprocessed so that it may be presented according to the same accounting rules. IFRS uses a conceptual framework similar to Canadian GAAP, but there are significant differences in recognition, measurement and disclosure requirements.

An IFRS conversion plan has been developed. The conversion is progressing according to plan, and the Company foresees that it will be completed in time for the production of the quarterly reports of 2011, the first financial statements drawn up according to IFRS, as well as for the annual report for the financial period ending December 31, 2011.

Staff with appropriate qualifications and experience have been assigned to the project. Moreover, these individuals regularly attend thorough training sessions so that they may follow the changes to IFRS, which is in constant evolution. This team conducts technical research, provides issue identification and formulates recommendations to management, who then transmit the information to the audit committee.

The Company has completed phase 1, diagnosis, which included a thorough examination of the differences between the Canadian GAAP and the IFRS, as well as a study of possible options to be adopted. The consequences of first time adoption of the IFRS will be detailed initially, followed by the expected resulting implications on subsequent financial statements. The items and comments below should not be regarded as a complete list of changes that will result from the transition to IFRS. It is intended to highlight the areas that the Company believes to be most significant. Additionally, the present IFRS may undergo modifications until December 31, 2011, following recommendations made by the IASB, the organization responsible for continuous updates of the IFRS. The Company actively monitors the IASB’s schedule of projects, giving consideration to any proposed changes, where applicable, in its assessment of differences between IFRS and Canadian GAAP.

First time adoption of IFRS

IFRS 1 “First-time adoption of International Financial Reporting Standards” is a financial reporting standard that provides the framework for the transition to IFRS. The general principle under IFRS 1 is retroactive application, such that the opening balance sheet for the comparative year financial statements is to be restated as though the Company had always applied IFRS, with the net impact shown as an adjustment to opening retained earnings. However, IFRS 1 contains certain mandatory exceptions and permits certain optional exemptions from full retroactive application. The mandatory exceptions include among others, a revision of accounting estimates previously made by the Company. Past accounting estimates cannot be revised as a result of information obtained a posteriori during the application of the IFRS. With regards to the optional exemptions, the Company has decided to apply certain exemptions, hereafter described.

The diagnosis completed at the initial stage of its planned conversion to the IFRS, as well as the choices carried out via IFRS 1, have allowed the Company to finish phase 2 of the plan, which is to determine the impact of the differences between Canadian GAAP and IFRS at the transition date. Consequently, through this analysis, the Company proceeded to create its opening balance sheet as of January 1, 2010. The differences between Canadian GAAP and IFRS that have been identified as significant to the Company are explained below, including, where possible, the quantitative effect on the financial information as of January 1, 2010.

Business combinations

The retrospective basis of IFRS 3 “Business combinations” would require the restatement of all business combinations that occurred prior to the transition date. However, IFRS 1 provides the option to apply this standard prospectively from the transition date or to choose a date from which the business combinations will be restated. The Company elected to retrospectively apply IFRS 3 to business combinations that occurred after January 1, 2008. Two business combinations occurred after this date. Considering that the Company has adopted an early application of IFRS 3 for one of these business combinations, only one business combination has been restated. The IFRS adjustments below relate to this business combination. Here are the main modifications as well as the consequences that have arisen.

Measurement of purchase price

CANADIAN GAAP – Shares issued as consideration are measured at their market price a few days before and after the date the parties reached an agreement on the purchase price and the proposed transaction was announced.

IFRS – Shares issued as consideration are measured at their market value on the acquisition closing date. As a result, equity increased by $225 relative to the remeasurement of the shares issued as consideration for the acquisition, less issue costs of $80. Consequently, the same amount has been registered as an increase to the deficit, which is included in Shareholder’s equity.

Increase in an interest

CANADIAN GAAP – The fair value of the consideration paid is recognized as an asset.

IFRS – When the results of the acquired entity are already consolidated, changes in a parent company’s ownership interest in a subsidiary that do not result in a loss of control are accounted for as equity transactions. It is thus necessary to cut off the increase of value registered on property, plant and equipment at the acquisition, net of the depreciation recorded to date. Consequently, property, plant and equipment were reduced by $3,288 less depreciation of $297, with the same amount registered as an increase to the deficit, included in Shareholder’s equity.

Stock-based compensation

IFRS - IFRS 1 encourages, but does not require the application of IFRS 2 “Shared-based Payment” to equity instruments that were granted on or before November 7, 2002. A first-time adopter is also encouraged, but not required, to apply IFRS 2 to equity instruments that were granted after November 7, 2002 and vested before the date of transition or on January 1, 2005, whichever is later. The Company has elected to apply IFRS 2 only to equity instruments that were granted before the date of transition but that were not vested at this time. The main resulting modifications, and their consequences, are below:

Recognition of expense

CANADIAN GAAP – For grants of share-based awards with graded vesting, the total fair value of the award is recognized on a straight-line basis over the employment period necessary to vest the award.

IFRS – Each tranche in an award with graded vesting is considered a separate grant with a different vesting date and fair value. Each grant is accounted for on that basis. As a result, the Company adjusted its expense for share-based awards to reflect this difference in recognition.

Forfeitures

CANADIAN GAAP – Forfeitures of awards are recognized as they occur.

IFRS – An estimate is required of the number of awards expected to vest, which is revised if subsequent information indicates that actual forfeitures are likely to differ from the estimate.

Consequently, the Company has increased its deficit by $93 corresponding to the increase of the stock-based compensation expenses which were recorded before the transition date resulting in an increase of the contributed surplus by an equivalent amount. Thus, the effect on the Shareholder’s equity is nil.

Asset retirement obligations

The Company has elected to apply the exemption from full retrospective application of asset retirement obligations as allowed under IFRS 1. This will enable it to avoid restating property, plant and equipment, depreciation and depletion of property, plant and equipment as well as accretion expenses for all previous years, and instead to make the adjustment to Shareholder’s equity as at January 1, 2010. As such, the Company has remeasured the provisions as at January 1, 2010 under IAS 37 “Provisions, Contingent Liabilities and Contingent Assets”, and estimated the amount that will be included in the cost of the related asset by discounting the liability to the date at which the liability first arose. The Company did this using the best estimate of the historical risk-adjusted discount rates. The main resulting modifications, and their consequences, are below:

Discount rate

CANADIAN GAAP – The provision for asset retirement obligations is not adjusted for changes in the discount rate.

IFRS – The provision for asset retirement obligations must be adjusted for changes in the discount rate. The evaluation of the liability as at January 1, 2010 resulted in a reduction of $82 of the asset retirement obligations and a net reduction of $60 of the corresponding asset. Consequently, the Company has reduced its deficit by $22.

Presentation of the periodic unwinding

CANADIAN GAAP – The periodic unwinding of the discount is classified in the statement of earnings as an operating item, not as an interest expense.

IFRS – The periodic unwinding of the discount is recognized in the statement of earnings as a finance cost.

Incidences on the subsequent financial statements

The differences between the Canadian GAAP and the IFRS seen previously will affect the 2011 financial statements and the comparable 2010 financial statements, the latter of which will be converted according to IFRS. At the present time, we cannot determine the quantitative impact that the adoption of these new rules will have on these financial statements.

Here are other important elements to consider with respect to recognition, measurement, presentation and disclosure of financial information. These elements should not be considered as an exhaustive list of changes that will result from the transition to IFRS, but rather as a brief summary of the accounting differences that management currently believes to be most significant.

Presentation of financial statements

Under IAS 1 “Presentation of Financial Statements”, expenses must be classified by their nature or by their function in the statement of earnings. The Company elected to present the statement of earnings by function. For example, upon the adoption of IFRS, depreciation and depletion expenses will be allocated to function rather than being showed as separate line in the statement of earnings as currently permitted under Canadian GAAP.

Moreover, the IAS 1 prohibits the offsetting of income and expenses. Consequently, the income generated from silver sales that were previously accounted for as a reduction of operating costs henceforth will have to be presented as income.

Exploration and project evaluation

The Company expects to retain its policy, in force before the transition of not capitalizing expenditures relating to exploration and project evaluation. The capitalization of expenditures begins when management and the Board of Directors decide to bring a project into commercial production. This decision is made when the findings of a feasibility study demonstrate the advantages and viability of said project. Consequently, the Company does not anticipate any changes regarding the recording of exploration and project evaluation expenditures.

Property, Plant & Equipment

International Accounting Standard IAS 16 “Property, Plant & Equipment” and Canadian GAAP contain the same basic principles, however there are some differences. IFRS require that significant parts of an asset be depreciated separately and that depreciation commences when the asset is available for use. Based on our latest analysis, this requirement should not have a material impact. IFRS also permit property, plant and equipment to be measured using the fair value model or the historical cost model. The Company is not planning on adopting the fair value measurement model for its property, plant and equipment. The Company will continue to measure its property, plant and equipment at amortized cost.

Impairment of assets

Under Canadian GAAP, the impairment test for assets or asset groups is a two-step process. The first step involves comparing undiscounted future cash flows of an asset or asset group to the carrying value. If the undiscounted cash flows are below its carrying value, the second step is required whereby an impairment charge is calculated as the difference between the asset or asset group discounted future cash flows, and its carrying amount. Impairments under IAS 36 “Impairment of assets” only require a one-step impairment test. Using this test, the carrying value of an asset or asset group (referred to as a Cash Generating Unit) is compared to its recoverable amount, which is the higher of fair value less costs to sell, and value-in-use, which involves discounted future cash flows. Also, unlike Canadian GAAP, IFRS require impairment charges to be reversed when circumstances indicate that the impairment no longer exists. In the short term, the Company does not believe this will impact its financial results.

Activities in progress

A model of IFRS financial statements has been developed. The Company is completing the related notes. Overall, a lot of effort will be put on the presentation of financial statements, as IFRS requires more disclosure.

The Company is also assessing the impact of the adoption of the IFRS on information technology and data systems. Although new reports will likely be required to determine new information required for reporting, presentation and disclosure under IFRS, we currently do not expect the transition to IFRS to require significant changes to our information technology systems and reports. We also expect that our systems will be adequate for generating the comparative fiscal 2010 information, required in accordance with IFRS.

For all the identified accounting changes, the Company also plans to assess impact on the design and effectiveness of its controls. According to a preliminary examination of environmental controls, the Company does not foresee important changes to its internal controls. Similarly, no impact has been identified on commercial activities to date.

These changes will come into effect in phase 3 of the plan, that is, during implementation of the conversion. The changes identified in phase 2 will be implemented and tests will be carried out to ensure that differences, should there be any, will be resolved. Subsequently, the Company will be able to develop its first interim financial statements and accompanying notes for the quarter ending March 31, 2011.

Revenue

Precious metal revenue – Total annual precious metal revenue rose 32% in 2010 to $87.2 million from $66.2 million in 2009, driven by a 16% increase in the average gold sales price realized in Canadian dollars and a 14% increase in the number of ounces of gold sold. For the full year, 68,123 ounces of gold were sold at an average price of US$1,243 (CAN$1,280) per ounce, versus gold sales of 59,733 ounces in 2009 at an average price of US$969 (CAN$1,107) per ounce. The number of ounces of gold sold from the Island Gold Mine increased 18% over 2009 levels, as 45,865 ounces of gold were sold at an average price of US$1,238 (CAN$1,275) per ounce in 2010, compared with 38,879 ounces of gold sold at an average price of US$967 (CAN$1,104) per ounce in 2009. The Beaufor Mine sold 22,258 ounces of gold at an average price of US$1,253 (CAN$1,290) per ounce in 2010, a notable improvement over gold sales of 20,854 ounces in 2009 at an average price of US$975 (CAN$1,113) per ounce.

Other revenue – Other revenue totaled $3.6 million in 2010, down 37% compared with 2009 results, primarily reflecting lower custom milling revenue at the Camflo Mill.

Expenses

Operating costs – Including royalties, operating costs increased 13% year-over-year in 2010 to $56.6 million, reflecting a 19% increase in processed tonnage from the Island Gold Mine and a 3% increase in processed tonnage from the Beaufor Mine. The average cash cost of production was US$808 (CAN$832) per ounce in 2010, versus US$737 (CAN$842) per ounce in 2009, a $10 per ounce cost reduction in the Company’s reporting currency, Canadian dollars.

Royalties – The amount of royalties paid out in 2010 increased to $2.1 million in 2010 from $1.6 million in 2009, with the increase primarily attributable to higher production levels and the higher average gold price. The Company pays a 3% NSR royalty on gold production at the Island Gold Mine, and royalties of $30 per ounce on 50% of the ounces produced from the Beaufor Mine.

Custom milling - In 2010, Richmont processed 82,939 tonnes of custom milling ore at the Camflo Mill, half of the number of tonnes of custom milling ore processed in 2009.

Administration – Administrative expenses in 2010 were 24% higher than in 2009, primarily reflecting increased stock-based compensation, which is a non-cash expense, a one-time expenses related to the reorganization of the Board of Directors and higher Board remuneration expense as a result of the addition of new members to the Company’s Board of Directors in the first quarter of 2010.

Exploration and project evaluation – As in previous years, Richmont Mines continued its investments related to exploration and project evaluation.

Investments for exploration and project evaluation

(in thousands of $)	2010	2009
	$	$
Exploration costs - Mines
Island Gold Mine	4,561	3,136
Beaufor Mine	2,584	3,006
Francoeur Mine	151	1,812
Wasamac property	1,712	82
Cripple Creek property	838	23
Monique property	289	2
Other properties	104	47
Project evaluation	443	305
	10,682	8,413
Exploration tax credits	(3,465)	(1,347)
	7,217	7,066

Accretion expense of asset retirement obligations – The Company’s production and exploration activities are subject to various federal and provincial laws and regulations governing the protection of the environment. These laws and regulations are continually changing and are generally becoming more restrictive. The Company conducts its operations so as to protect public health and the environment. The Company has therefore recorded the asset retirement obligations of its mining sites based on management’s best estimate of the future costs. Such estimates are, however, subject to change based on modifications to laws and regulations or as new information becomes available.

This charge was $0.29 million in 2010, compared with $0.24 million in 2009.

Loss (gain) on disposal of long term assets – The loss (gain) on disposal of long term assets includes the following items:

(in thousands of $)	2010	2009
	$	$
Corporate building	(496)	-
Valentine Lake property	-	(650)
Mining equipment	7	56
	(489)	(594)

On January 4, 2010, the Company sold a corporate building with a net book value of $34 for a cash consideration of $530. On February 11, 2009, the Company entered into an agreement with Mountain Lake Resources Inc. (“Mountain Lake”) in which it granted Mountain Lake an option to purchase Richmont’s 70% interest in the Valentine Lake Property located in Central Newfoundland. On December 31, 2010, Mountain Lake owns a 30% interest in the Property. Mountain Lake, as an option fee, has issued, in April 2009, 2,500,000 common shares to the Company for a fair value of $650, or $0.26 per share.

Mining and income taxes

(in thousands of $)	2010	2009
	$	$
Current taxes	2,174	1,585
Future taxes	1,517	(110)
	3,691	1,475

Mining and income tax expense for the year 2010 totaled $3.7 million or 29.4% based on pre-tax income of $12.6 million, and reflected federal and provincial taxes and future mining and income taxes applicable for the year. A $0.5 million credit of mining duties from the previous year and a charge of $0.2 million relating to part XII.6 of the tax return of a subsidiary is included in this expense.

2009 mining and income tax expense totaled $1.5 million, based on pre-tax earnings of $1.8 million. The Company recorded a $1.2 million tax charge in order to benefit from an exploration credit of the same amount. This credit was applied against exploration expenses. The mining and income taxes also include a $0.1 million reduction of future mining taxes due to reductions in liabilities for future mining taxes.

Net earnings

Net earnings in 2010 were $9.0 million, or $0.31 per share, compared with net earnings of $0.3 million, or $0.01 per share in 2009, reflecting a 16% increase in the selling price per ounce in Canadian dollars, and a 14% increase in ounces of gold sold. Somewhat mitigating the effect of these improvements were higher depreciation and depletion expenses combined with higher mining and income taxes and higher operating costs, which stemmed from a 14% increase in the number of tonnes processed during the year at the Island Gold and Beaufor mines.

Balance sheet

Assets

The total assets of Richmont Mines increased from $85.2 million as at December 31, 2009 to $117.6 million at the end of 2010.

At December 31, 2010, Richmont had working capital of $43.9 million compared with $24.9 million at December 31, 2009. The $19 million increase reflected a $18.9 million increase in cash and cash equivalents, a $0.6 million increase in shares of publicly-traded companies, a $0.7 million increase in accounts receivable and a $2.3 million increase in credit and taxes receivable, offset by a $2.1 million increase in accounts payables and accrued charges and an increase of $1.4 million in mining and income taxes payable.

Liabilities

The amount of liabilities of the Company was $20.8 million as at December 31, 2010, compared with $15.3 million at December 31, 2009, and is composed of short-term liabilities, asset retirement obligations 0and future mining and income taxes. Richmont Mines has no long-term debt.

Asset retirement obligations

Richmont Mines must evaluate on a periodic basis the assumptions used in the calculation of the asset retirement obligations related to eventual closure of its mining sites. At the end of the fiscal year ended December 31, 2010, the Company had the following financial legal obligations:

	Total amount	Anticipated
	of the estimated	cash flow	Credit-adjusted
	cash flow	payment schedule	risk-free rate
	$		%
Beaufor Mine	689	2013	4.0 and 5.5
Island Gold Mine	1,355	2015	4.0 and 5.5
Camflo Mill	3,998	2016	5.5
Francoeur Mine	634	2016	4.0 and 5.5
	6,676

Future mining and income taxes

Note 8 of the Company’s consolidated financial statements included in this Annual Report provides detailed information about tax reconciliation as well as future income tax assets and liabilities.

Shareholders’ equity

Shareholders’ equity totaled $96.9 million as at December 31, 2010, compared with $70.0 million in 2009. At December 31, 2010, Richmont Mines had 31,230,063 shares outstanding and 2,311,000 options granted under its stock option plan compared with 26,103,656 shares outstanding and 2,480,000 options at December 31, 2009.

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

The Company is committed, under a lease expiring in November 2014, to pay a sum of $249 in total for an office space totaling approximately 1500 square feet. Minimum lease payments for the next four years amount to $64 in 2011, 2012 and 2013 and to $57 in 2014.

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

Mineral Reserves

The main parameters used to determine the Mineral Reserves of Beaufor Mine and Island Gold Mine are the following:

	2010	2009
Gold (US$/ounce)	1,000	850
Exchange rate (US$/CAN$)	1.00	1.00
Gold (CAN$/ounce)	1,000	850

The Mineral Reserves of the Francoeur Mine were prepared in May 2010 using a gold price of US$800 and an exchange rate of 1.00.

Property, plant and equipment

The costs related to the development of a mining property are capitalized at the time when the property shows potential of profitability and reserves have been established. When commercial production begins capitalized development costs and construction costs are amortized over the Mineral Reserves of the deposit. The Mineral Reserves are estimated by professional geologists and engineers according to industry standards and the estimated prices of metals, operating costs and technical parameters. The annual tests for depreciation are carried-out by using the same parameters and the estimated residual value of the equipment. Changes to any key assumption estimate may result in a considerable reduction of Mineral Reserves, which could have a negative impact on the book value of these properties, plants and equipment.

The assumption used in the asset valuation process was a price of CAN$1,300 per ounce of gold in 2011, CAN$1,250 in 2012, CAN$1,150 in 2013, and CAN$1,000 in 2014 and 2015. These prices are used in order to estimate future revenues and are based on an average price forecast obtained from 32 mining industry analysts.

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

Reconciliation of total cash cost per ounce to production costs:

(in thousand $ other than exchange rate data)	2010	2009
Operating costs per consolidated statements
of earnings (CAN$)	54,565	48,751
Royalties per consolidated statements
of earnings (CAN$)	2,075	1,563
Cash costs (CAN$)	56,640	50,314
Ounces of gold sold	68,123	59,733
Total cash cost in CAN$/per ounce	832	842
Average exchange rate (US$/CAN$)	1.0299	1.1420
Total cash cost in US$/per ounce	808	737

Year ended December 31, 2009 compared to year ended December 31, 2008

(all dollar amounts are in thousands of Canadian dollars unless otherwise stated except per share and per ounce data)

Overview

Gold Prices and US Dollar Exchange Rates

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

Production

Richmont currently produces gold at the Island Gold Mine in Ontario and at the Beaufor Mine in Quebec. As of December 31, 2009, the Island Gold Mine had Proven and Probable Reserves of 927,143 tonnes of ore at a grade of 8.86 g/t, for 264,085 ounces of gold. The Beaufor Mine had Proven and Probable Reserves of 165,761 tonnes at 8.38 g/t, for 44,637 ounces of gold.

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

Investments

In 2009, the Company invested $4.3 million in capital expenditures at the Island Gold Mine, reflecting ongoing development costs, refurbishing and acquisition of equipment. The Company invested $1.1 million in mine development and equipment at the Beaufor Mine, and an additional $2.0 million at the Francoeur Mine in the re-commissioning of surface infrastructure and ongoing dewatering of the mine. An additional $0.6 million was invested at the Camflo Mill and other corporate installations.

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

Financial instruments disclosures

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

Other revenue - Other revenue totaled $5.7 million in 2009, up 32% compared with 2008 results, reflecting higher custom milling revenue at the Camflo Mill offset by lower interest revenue. In 2009, Richmont processed 165,788 tonnes of custom milling ore at the Camflo Mill, more than the double of the number of tonnes of custom milling ore processed in 2008. Other revenue of $4.4 million in 2008 increased $1.0 million year-over-year, a result of higher custom milling revenue at the Camflo Mill and a foreign exchange gain.

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

Royalties – The amount of royalties paid out in 2009 declined slightly to $1.56 million, from $1.59 million in 2008. The Company pays a 3% NSR royalty on gold production at the Island Gold Mine, and royalties of $30.00 per ounce on 50% of the ounces produced at the Beaufor Mine.

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

Investments for exploration and project evaluation

(in thousands of $)	2009	2008
	$	$
Exploration costs - Mines
Island Gold Mine	3,136	2,293
Beaufor Mine	3,006	2,921
Francoeur/Wasamac properties	1,938	184
Golden Wonder property	-	4,202
Valentine Lake property	-	347
Other properties	28	20
Project evaluation	305	373
	8,413	10,340
Exploration tax credits	(1,347)	(643)
Reversal of exploration tax credits
recorded in 2007	-	850
	7,066	10,547

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

Depreciation and depletion – The amounts related to depreciation and depletion totaled $5.7 million in 2009, representing a slight increase from 2008. The increase is attributable primarily to the decrease in the Beaufor and Island Gold properties’ Mineral Reserves, and the decrease in gold sales, which were 59,733 ounces in 2009, compared with 70,945 ounces in 2008.

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

Mining and income taxes

2009 mining and income tax expense totaled $1.5 million, based on pre-tax earnings of $1.8 million. The Company recorded a $1.2 million tax charge in order to benefit from an exploration credit of the same amount. This credit was applied against exploration expenses. The mining and income taxes also include a $0.1 million reduction of future mining taxes due to reductions in liabilities for future mining taxes.

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

At December 31, 2009, Richmont had working capital of $24.9 million compared with $26.8 million at December 31, 2008. The $1.9 million decrease reflects a $4.9 million decrease in cash and cash equivalents, a $1.3 million increase in mining and income taxes and exploration tax credit receivable, a $0.6 million increase in the number of shares of publicly-traded companies held after reception of common shares of Mountain Lake Resources Inc., and to a $1.4 million increase in ore inventories.

Liabilities

The amount of liabilities of the Company was $15.3 million as at December 31, 2009, compared with $13.8 million at December 31, 2008, and is composed of short-term liabilities, asset retirement obligations and future mining and income taxes. Richmont Mines has no long-term debt.

Asset retirement obligations

Richmont Mines must evaluate on a periodic basis the assumptions used in the calculation of the asset retirement obligations related to eventual closure of its mining sites. At the end of the fiscal year ended December 31, 2009, the Company had the following financial obligations:

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

At December 31, 2009, the Company has net operating federal and Ontario and Quebec loss carry forwards of approximately $7.0 million, compared with $8.4 million as at December 31, 2008, which expire at various dates through 2029.

Shareholders’ equity

Shareholders’ equity totaled $70.0 million as at December 31, 2009, compared with $69.0 million as at December 31, 2008.

At December 31, 2009, Richmont Mines had 26,103,656 shares outstanding and 2,480,000 options granted under its stock-purchase plan compared with 26,113,156 shares outstanding and 2,308,000 options granted at December 31, 2008.

Commitments and contingencies

The Company is subject to pay royalties on 50% of the Beaufor Mine’s production, at a rate of $30 per ounce produced, a 3% royalty per ounce produced at the Island Gold Mine, and on other properties if such other properties are brought into commercial production which are detailed under “Item 4. INFORMATION ON THE COMPANY – Business Overview – Mineral Royalties”.

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

The Mineral Reserves of the Francoeur Mine were prepared in May 2010 using a gold price of US$800 and an exchange rate of 1.00.

Property, plant and equipment

The costs related to the development of a mining property are capitalized at the time when the property shows potential of profitability and reserves have been established. When commercial production begins, capitalized development costs and construction costs are amortized over the Mineral Reserves of the deposit. The Mineral Reserves are estimated by professional geologists and engineers according to industry standards and the estimated future prices of metals, operating costs and technical parameters. The annual tests for depreciation are carried-out by using the same parameters and the estimated residual value of the equipment. Changes to any key assumption estimate may result in a considerable reduction of Mineral Reserves, which could have a negative impact on the book value of these properties, plants and equipment.

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

Reconciliation of total cash cost per ounce to production costs

(in thousand $ other than exchange rate data)	2009	2008
Operating costs per consolidated statements of earnings (CAN$)	48,751	42,998
Royalties per consolidated statements of earnings (CAN$)	1,563	1,591
Cash costs (CAN$)	50,314	44,589
Ounces of gold sold	59,733	70,945
Total cash cost in CAN$/per ounce	842	629
Average exchange rate (US$/CAN$)	1.1420	1.0660
Total cash cost in US$/per ounce	737	590

B.	Liquidity and Capital Resources (all dollar amounts are in thousands of Canadian dollars, unless otherwise stated)

At December 31, 2010, Richmont had working capital of $43.9 million compared with $24.9 million at December 31, 2009. The $19 million increase reflected a $18.9 million increase in cash and cash equivalents, a $0.6 million increase in shares of publicly-traded companies, a $0.7 million increase in accounts receivable and a $2.3 million increase in credit and taxes receivable, offset by a $2.1 million increase in accounts payables and accrued charges and an increase of $1.4 million in mining and income taxes payable.

As at December 31, 2010, the Company has $106 in deposits restricted with Quebec’s government, $184 in deposits restricted with Ontario’s government and a credit facility is available to the Company in the amount of $3 millions for the issuance of letters of credit as guarantees for the settlement of asset retirement obligations. The credit facility has a fixed fee of 0.85% (0.85% in 2009). The following table provides the allocation of deposits restricted and letters of credit issued as at December 31, 2010:

	2010	Date of
	$	renewal
Deposits restricted
Island Gold Mine (Lochalsh property)	184
Beaufor Mine	52
Francoeur Mine	54
	290
Letters of credit
Camflo Mill	1,332	July 20, 2011
Island Gold Mine (Kremzar property)	797	July 26, 2011
	2,130

Cash flow from operating activities

Cash flow from operations increased from $2,967 in 2009 to an amount of $18,499 in 2010.

Cash flow used in investing activities

Richmont invested $4.7 million in capital expenditures at the Island Gold Mine in 2010, a reflection of ongoing development costs, refurbishing and acquisition of equipment. The Company spent an additional $2.5 million in capital expenditures at the Beaufor Mine in 2010, up from $1.1 million in 2009, with the year-over-year increase largely attributable to the cost associated with the excavation of a new safety exit from the mine’s underground operations.

Capital expenditures at the Francoeur Mine totaled $9.1 million in 2010, up from $2.0 million in 2009, reflecting higher development costs associated with transitioning this mine into commercial production by mid-2011. Dewatering of the mine’s 17 levels was completed at the end of June 2010, and underground development work to reach the targeted West Zone began shortly thereafter. As of the end of 2010, a total of 1,239 metres of underground development had been completed. Surface infrastructure has been re-commissioned, installation of additional underground electrical infrastructure required for commercial production is being done in conjunction with the development work, and definition drilling began in November 2010.

An additional $0.5 million was invested at the Camflo Mill and other corporate installations in 2010, bringing the Company’s total investment in property, plant and equipment to $16.8 million for the year. In 2009, capital expenditure totaled $8.0 million, above the 2008 level of $5.2 million, primarily as a result of costs incurred at the Francoeur Mine for the re-commissioning of surface infrastructure and dewatering of the underground installations.

(in thousands of $)	2010	2009
	$	$
Francoeur Mine	9,144	1,976
Island Gold Mine	4,650	4,318
Beaufor Mine	2,462	1,092
Other	518	626
	16,774	8,012

Cash flow from financing activities

The Company issued 401,000 common shares during 2010 and 34,000 common shares during 2009 following the exercise of stock options and received cash proceeds in the amount of $1.5 million and $82, respectively. In 2008, the Company issued 9,000 common shares following the exercise of stock options, for a total cash consideration of $25.

Under its normal course issuer bid programs which expired on December 4, 2009, Richmont Mines bought back 43,500 common shares during 2009 and 296,200 common shares in 2008, for a total amount of $0.1 million and $0.8 million, respectively. The shares were cancelled immediately after their repurchase. The Company had 31.2 million shares outstanding as of December 31, 2010.

In May 2010, the Company filed a $25 million short form base shelf prospectus that covers a 25-month period. Consequently, Richmont Mines may elect to offer and issue common shares of the Company, warrants, subscription receipts, or any combination of such securities up to an aggregate initial offering price of $25 million over this timeframe.

On June 17th, 2010, the Company completed an equity financing of 3,300,000 common shares at a price of $5.00 per common share, for gross proceeds of $16,500. The net proceeds of the offering has been used for development work at Richmont’s projects, primarily the Francoeur Mine in Quebec, for potential acquisitions and for general corporate purposes.

Also, on June 30, 2010, the Company issued 1,425,407 common shares at a price of $4.69 each, following Richmont’s successful acquisition of the outstanding 30% of the issued and outstanding shares of Louvem Mines Inc. that it did not previously own.

Richmont Mines’ main investment allocation for 2011 will be for its Francoeur Mine, and the Company expects to fund this investment with existing cash and cash equivalents and with cash flow from operations.

Capital disclosures

Richmont’s cash and cash equivalents balance was $40 million at December 31, 2010 and $21 million at December 31, 2009. The Company invests its cash and cash equivalents in high-quality securities issued by government agencies, financial institutions and major corporations, and limits its amount of credit exposure by diversifying its holdings.

The Company’s objectives when managing its capital are to safeguard the Company’s ability to continue as a going concern in order to support ongoing exploration programs and the development of its mining assets, to provide sufficient working capital to meet its ongoing obligations and to pursue potential investments. The Company’s working capital is sufficient for its present requirements. The Company’s profitability may vary significantly as a result of many factors, including, the price of gold, Canadian dollar/United States dollar exchange rate, fluctuations in commodity prices and unforeseen variations from expected grade, tonnage levels and production costs at its operating mines.

The Company has no material commitments for either capital expenditures or its exploration program.

As disclosed above, Richmont Mines’ main investment allocation for 2011 will be of approximately $8.6 million for its Francoeur Mine, and the Company expects to fund this investment with existing cash and cash equivalents and with cash flow from operations. The Company’s budget can be modified and its investments adjusted depending on available funds and operating and exploration results. The exploration and development of new mineral deposits is subject to numerous risks, discussed in greater detail on page 1.

Richmont Mines has no long term debt and no hedging contracts. In order to finance additional exploration activities or to maintain or increase its liquidity and capital resources, the Company may decide to issue new shares or to issue new debt.

Research and Development, Patents and Licenses, etc.

None.

Trend Information

See discussions in Parts A and B of Item 5 “Operating Results and Financial Review and Prospects”.

Off-Balance Sheet Arrangements

The Company does not have any off-balance-sheet arrangements.

Tabular Disclosure of Contractual Obligations

As of December 31, 2010, the Company had the following long-term liabilities required to be reflected on the Company’s balance sheet under Canadian generally accepted accounting principles.

Payments due by period (in thousand $)
		Less than			More than
Contractual obligations	Total	1 year	1-3 years	3-5 years	5 years
Asset retirement obligations	$6,366	-	$664	$1,227	$4,475

As of December 31, 2010, the Company had no long-term debt obligations, capital lease obligations, operating lease obligations or purchase obligations.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The names, offices, principal occupations, length of service and share ownership of the directors and senior management of the Company are as follows:

				Number of	Number	Total
				shares	of	ownership as
				owned	options	at April 21,
Name and	Office held			on April	held on	2011
Municipality of	with the	Principal	Director or	21, 2011	April 21,	(%)[1]
Residence	Company	Occupation	Officer since		2011
H. Greg Chamandy	Executive	Businessman [2]	May 14, 2009	5,013,254 [3]	105,000	16.22
Westmount (QC)	Chairman of
Canada	the Board
Denis Arcand [4]	Vice-	Businessman [5]	Sept. 28, 1995	36,348	80,000	0.37
Brossard (QC)	Chairman of
Canada	the Board
Martin Rivard [9]	President,	President and	Oct. 1, 2005	1,035,000 [7]	324,000	4.31
Rouyn-Noranda	Chief	Chief Executive
(QC)	Executive	Officer of
Canada	Officer and	Richmont Mines [6]
	Director
Réjean Houle [8,9]	Director	Ambassador,	Jan. 27, 1989	52,500	67,500	0.38
La Salle (QC)		Canadien Hockey
Canada		Club Inc.
Raynald Vézina,	Director	Mining	Oct. 30, 2006	20,500	60,000	0.26
Eng. [4,10]		Consultant
Charlesbourg (QC)
Canada
Elaine Ellingham,	Director	President of	February 4, 2010	-	80,000	0.25
P.Geo.,M.Sc. [10,11]		Ellingham
Toronto (ONT)		Consulting Ltd.
Canada
Samuel Minzberg	Director	Partner, Davies	February 4, 2010	-	80,000	0.25
B.C.L., LL.B. [12]		Ward Phillips &
Westmount (QC)		Vineberg LLP
Canada

				Number	Number	Total
				of shares	of options	ownership as
Name and	Office held			owned on	held on	at April 21,
Municipality of	with the	Principal	Director or	April 21,	April 21,	2011
Residence	Company	Occupation	Officer since	2011	2011	(%) [1]
Michael Pesner, CA13	Director	President,	Nov. 1, 2010	-	76,000	0.24
Montreal (QC)		Hermitage
Canada		Canada Finance
		Inc.
Jean-Pierre Ouellet	Director	Venture partner,	February 4,	-	80,000	0.25
L.L.L. B.C.L.[8,14]		St. Lawrence	2010
Outremont (QC)		Capital LP and
Canada		Directors of
		Companies
Christian Pichette,	Vice-	Vice President,	October 6,	37,800	158,000	0.62
Eng. M.Sc.	President,	Operations of	2005
Brossard (QC)	Operations	Richmont Mines
Canada
Nicole Veilleux, CA	Director,	Director,	March 1, 2006	7,500	111,000	0.38
Rouyn-Noranda (QC) Finance		Finance of
Canada		Richmont Mines
Sidney Horn, MBA,	Corporate	Lawyer,	December 15,	-	80,000	0.25
B.C.L., LL.B [15]	Secretary	Stikeman Elliott	2009
Outremont (QC)
Canada
Sandra Cauchon	Assistant	Lawyer of	February 24,	500	8,000	0.02
Lawyer	Corporate	Richmont Mines	2009
Rouyn-Noranda (QC) Secretary
Canada
1

As the Company has no direct knowledge of the number of shares controlled by the above-mentioned directors and officers, the information was provided by each of them. As at April 21, 2011, there was 31,555,563 issued and outstanding common shares of the Company.

2

Since 2004, Mr. Chamandy has been Chairman of the Board of Directors of Liquid Nutrition Inc., a company which specializes in the sale of natural drinks and products. He has been Chairman of the Board of Directors of Oxbridge Bank and Trust SCC since 2005.

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

6

Mr. Rivard is also Chairman of the Board of Directors of MISA, an organization of private, public and parapublic enterprises, whose goal is to insure the ongoing vitality of the Quebec mining industry.

7	Of which number, 1,000,000 common shares are held by Les Entreprises Trémoy Ltée, Mr. Rivard being director, officer and holder of 50 % of the voting shares thereof.
8	Member of the Human Resources and Compensation Committee
9	Member of the Environmental, Health and Safety Committee
10	Member of the Governance and Ethics Committee
11	Chairman of the Environmental, Health and Safety Committee

12	Chairman of the Human Resources and Compensation Committee
13	Chairman of the Audit Committee
14	Chairman of the Governance and Ethics Committee
15	Sidney Horn replaced Sandra Cauchon as Corporate Secretary of the Company on December 15, 2009.
16	There is no family relationship between the persons named in this table.

The Company does not have any other committees other than those mentioned above.

The above-mentioned individuals have held their principal occupation as indicated opposite their respective names during the last five years, except for Ms. Nicole Veilleux who, prior to March 2006, was Controller of Richmont Mines and Sandra Cauchon who, prior September 2008, was a lawyer in a private Law Firm.

Certain directors also serve on the Boards of Directors of other reporting issuers. The following table presents, for each director, the other reporting issuers for which they serve as directors.

Director	Other Reporting Issuers
Elaine Ellingham	Hudson River Minerals Ltd.
Samuel Minzberg	HSBC Bank Canada and Reitmans (Canada) Limited
Jean-Pierre Ouellet	GBO Inc.
Michael Pesner	Quest Rare Minerals Ltd., Prestige Telecom Inc., Mint Technology Corp.,
Sand Technology Inc., Bitumen Capital Inc.

Each director shall, unless he resigns or his office becomes vacant for any reason, hold office until the close of the next annual meeting of shareholders or until his successor is elected or appointed.

The directors and officers mentioned above own a total of 6,203,402 common shares of Richmont Mines, which represents 19.66% of the 31,555,563 common shares issued and outstanding of Richmont Mines as at April 21, 2011.

B.	Compensation (all the amounts are in Canadian dollars)

Compensation of Senior Officers

During the financial year ended December 31, 2010 the three Named Executive Officers of the Company (as hereinafter defined) were paid aggregate cash remuneration of $1,231,758.

The following information sets forth the remuneration paid for the financial year ended December 31, 2010 by the Company and its subsidiaries to the Company’s President and Chief Executive Officer, Director, Finance and other executive officers (collectively, the “Named Executive Officers”). Except for the Company’s Share Option plan described below, the Company does not offer a long term incentive plan.

Summary Compensation Table of the Named Executive Officers
Name and	Fiscal	Salary	Share-	Option-based	Non-equity		Pension	All other	Total
principal position	year	($)	based	awards	incentive plan		value	compensation	compensation
			awards	($)[2]	compensation		($)	($)(3)	($)
			($)		($)
					Annual	Long
					incentive	term
					plans	incentive
					(Bonus)	plans
Martin Rivard(1)
President and Chief	2010	296,948	n/a	118,257	120,000	n/a	n/a	33,628	568,833
Executive Officer
Christian Pichette
Vice-President,	2010	254,698	n/a	79,642	55,000	n/a	n/a	61,188	450,528
Operations
Nicole Veilleux	2010	134,820	n/a	38,614	30,000	n/a	n/a	8,963	212,397
Director, Finance

Notes:
1)	The President and Chief Executive Officer did not receive remuneration in his capacity as a director of the Company in 2010.
2)

During 2010, the Company granted a total of 98,000 options to the above-mentioned executive officers on December 09, 2010.

The fair value of the options granted annually is determined by multiplying the number of options granted by their value under the Black & Scholes model. This value corresponds to the fair accounting value established in accordance with generally accepted accounting principles and according to the following assumptions:

2010
Risk-free rate:	2.2%
Expected option life:	4 years
Volatility:	62%
Expected dividends yield:	0%

3)

The heading “Other Compensation” includes:
a) the amount that was paid to each of the senior management designed to be equivalent to the amount that would normally be paid in the form of a retirement savings plan.
b) as each of the members of management mentioned above exercised options on one or several occasions in 2010, the heading “other compensation” similarly includes the amount of taxable benefit associated with the exercising of options. More specifically:
Martin Rivard exercised 25,000 options on November 9, 2010 at an exercise price of $4.36, which represented a taxable benefit of $21,750;
Christian Pichette exercised 25,000 options on September 13, 2010 at an exercise price of $4.97, 25,000 options on October 1, 2010 at an exercise price of $4.97, and 50,000 options on December 8, 2010 at an exercise price of $4.36, which resulted in a total taxable benefit of $51,000;
Nicole Veilleux exercised 3,000 options on November 9, 2010 at an exercise price of $4.04, representing a taxable benefit of $3,570.

Directors compensation (other than the Executive Chairman of the Board)

During a meeting held in February 2010, the members of the Board of Directors determined the annual compensation granted to the members of the Board for the fiscal year ended December 31, 2010.

During this meeting, it was decided that the members of the Board (with the exception of the Executive Chairman of the Board) would be paid a sum of $20,000 in annual compensation for the 2010 year, that an additional sum of $12,000 would be paid to each of the Chairmen of the Board sub-committees, and that meeting attendance fees would no longer be given to Board members.

In addition, the new directors (Jean-Pierre Ouellet, Samuel Minzberg, A. Michel Lavigne and Elaine Ellingham) received 50 000 stock options, which are exercisable in annual tranches of 20% as of February 4th, 2010, in accordance with the terms of the stock options plan of the Company. Mr. Pesner also received 50 000 stock options, which are exercisable in annual tranches of 20% as of November 9, 2010.

It was similarly decided that a part of the annual compensation of the members of the Board of Directors (with the exception of the Executive Chairman of the Board) would be paid in the form of stock options, thereby providing additional motivation for Board members to increase value for shareholders. Each member of the Board (with the exception of the Executive Chairman of the Board) was therefore granted the equivalent of $60,000 in stock options. These options are exercisable in annual tranches of one third (1/3) beginning February 4, 2011, or November 9, 2011 in the case of Mr. Pesner.

The level of the annual compensation of the members of the Board of Directors (with the exception of the Executive Chairman of the Board) is based on the Human Resources and Compensation Committee’s analysis regarding compensation levels of directors of mining companies that are similar to Richmont.

Executive Chairman of the Board compensation

On February 4, 2010, the Board of Directors authorized the Human Resources and Compensation Committee to retain the services of an independent compensation consultant that would be charged with providing analysis and recommendations for the Executive Chairman of the Board’s compensation package. To this end, Towers Watson was given the mandate by the Human Resources and Compensation Committee to complete this task. The analysis reflected that a competitive compensation package was essential for Richmont to attract and retain the services of experienced officers and directors.

Based on the recommendations from Towers Watson, the Executive Chairman of the Board’s annual compensation was established at $235,000 in 2010. In addition, the Executive Chairman would be eligible to receive an annual bonus equivalent up to 50% of his base compensation, based on the successful achievement of predefined objectives for 2010. As 80% of these objectives were realized, the Executive Chairman of the Board was awarded an additional sum of $94,000 in 2010.

On an aggregate basis, the Company’s eight Board members therefore received total compensation of $1,586,303 during the 2010 fiscal year, as detailed in the table below. Please note that this table does not include the compensation granted to the Chief Executive Officer, who is also a director of the Board. For more details about the Chief Executive Officer’s compensation, please consult the section “Compensation of Senior Officers”.

Director Compensation Table for the financial year ended on December 31, 2010

Name	Fiscal	Fees Earned	Share-	Option-	Non-Equity	Pension	All other	Total
	Year	($)	based	based	Incentive Plan	Value	Compensation	($)
			Awards	Awards(1)	Compensation		($)
			($)	($)	(bonus)
					($)
H. Greg Chamandy,	2010	235,000	n/a	56,250	94,000	n/a	n/a	385,250
Executive Chairman of
the Board
Denis Arcand	2010	20,000	n/a	56,250	n/a	n/a	n/a	76,250
Vice-Chairman of the
Board
Réjean Houle	2010	20,000	n/a	56,250	n/a	n/a	n/a	76,250
Director
Raynald Vézina	2010	20,000	n/a	56,250	n/a	n/a	39,770(2)	116,020
Director
Samuel Minzberg	2010	32,000	n/a	156,900	n/a	n/a	n/a	188,900
Director
Elaine Ellingham	2010	20,000	n/a	156,900	n/a	n/a	n/a	176,900
Director
Jean-Pierre Ouellet	2010	32,000	n/a	156,900	n/a	n/a	n/a	188,900
Director
Michael Pesner (3)	2010	5,333	n/a	181,298	n/a	n/a	n/a	186,631
Director
A. Michel Lavigne(4)	2010	25,202	n/a	156,900	n/a	n/a	9,100(5)	191,202
Director

Notes:
1)

The fair value of the options granted annually is determined by multiplying the number of options granted by their value under the Black & Scholes model. This value corresponds to the fair accounting value established in accordance with generally accepted accounting principles and according to the following assumptions:

2010
Risk free-rate:	2.2%
Expected Option life:	4 years
Volatility:	62%
Expected dividends yield:	0%

2)

This amount represents the taxable benefit that resulted from the exercising of options. More precisely:
On September 13, 2010, Mr. Vézina exercised 9,000 options at a price of $2.95, and 5,000 options at a price of $1.80, which generated a total taxable benefit of $39,770.

3)	Mr. Pesner commenced his position on November 1, 2010. The amounts presented are those that were earned between November 1, 2010 and December 31, 2010.
4)

Please note that Mr. A. Michel Lavigne resigned from his position as director and Chairman of the Audit Committee on October 4, 2010, and that the amounts presented are those earned between February 4, 2010 and October 4, 2010.

5)

This amount represents the taxable benefit attributed to Mr. Lavigne, who exercised 10,000 options on November 25, 2010 at a price of $4.19, which generated a taxable benefit of $9,100. This was in accordance with the Company’s option plan, as it occurred within 60 days of his resignation.

The Company has not set aside or accrued any amounts to provide pension, retirement or similar benefits to the directors or executive officers.

C.	Board Practices

The directors serve as directors of the Company from their election until the next Annual and Special General Meeting that will be held on May 13, 2011 or until a successor is duly elected.

Directors
Name	Elected or Appointed Director
H. Greg Chamandy	May 2009
Denis Arcand	September 1995
Martin Rivard	October 2005
Réjean Houle	January 1989
Raynald Vézina	October 2006
Elaine Ellingham	February 2010
Samuel Minzberg	February 2010
Jean-Pierre Ouellet	February 2010
Michael Pesner	November 2010

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

The estimated amount that could be paid by the Company in these given circumstances, assuming that the termination occurred on the last working day of the last financial year of the Company and that this date falls during the initial term of the contract of employment of the Named Executive Officer, is $1,308,323 for the President and Chief Executive Officer, $784,614 for the Vice-President Operations and $403,779 of the Director, Finance. These amounts include the option allocations valued according to the closing price of the Company’s stock on that date, which was $5.11.

Change of Control Agreements

The Company has also entered into an agreement with the Executive Chairman of the Board and with each of the Named Executive Officers in case of a change of control.

For the Named Executive Officers:

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

The estimated amount that could be paid by the Company in these given circumstances, assuming that a change of control occurred on the last business day of the last financial year of the Company, is $1,308,323 for the President and Chief Executive Officer, $784,614 for the Vice-President Operations and $403,779 of the Director, Finance. These amounts include the option allocations valued according to the closing price of the Company’s stock on that date, which was $5.11.

In the event that following termination of employment, amounts are payable to a Named Executive Officer pursuant to an employment contract and a change of control agreement, the Company would only have to pay the greater of the two amounts.

For the Executive Chairman of the Board (the “Executive”):

a) In case of a change of control

In the event that the Executive’s appointment as Chairman of the Board is terminated by the Company (including, without limitation, if the Executive does not stand for election or is not elected a director of the Company) or the Executive resigns from his position as Executive Chairman of the Board, either (1) at the time of, or within twelve (12) months following, the occurrence of a transaction or event constituting a Change of Control, or (2) within 6 months prior to the occurrence of a transaction or event constituting a Change of Control, in each case (if applicable) whether or not the Executive remains non-executive Chairman of the Board or a director of the Company, the Executive will be entitled to the payments and benefits set out hereafter: (a) his annual base salary accrued and unpaid up to and including the date of termination; (b) any annual bonus plan payment to which the Executive may be entitled as of the date of termination; (c) a severance payment equal to 1 time the Executive’s annual base salary.

The estimated amount that could be paid by the Company in these given circumstances, assuming that a change of control occurred on the last business day of the last financial year of the Company, is $352,500 for the Executive Chairman of the Board.

b) In case of a termination other of a change of control

In the event of the termination of the Executive’s appointment as Executive Chairman of the Board other of a change of control, either by the Company or by the Executive’s resignation from his position as the Executive Chairman of the Board, (in each case, if applicable, whether or not the Executive remains non-executive Chairman of the Board or a director of the Company), the Executive will be entitled to receive the following compensation: (a) his annual base salary accrued and unpaid up to and including the date of termination; (b) any annual bonus plan payment to which the Executive may be entitled as of the date of termination.

The estimated amount that could be paid by the Company in these given circumstances, assuming that a termination (other of a change of control) occurred on the last business day of the last financial year of the Company, is $117,500 for the Executive Chairman of the Board.

In all of the cases noted above, a change of control occurs when: (i) another party acquires, directly or indirectly, alone or with any person acting in concert with him, more than 33 1/3% of the outstanding voting securities of the Company, (ii) after a takeover bid, a public offer of exchange, a merger, an arrangement, another form of business combination, a sale of assets of the Company or a contested election, or any combination of these transactions, the persons who are directors of the Company immediately prior to these transactions cease, after these transactions, to represent the majority of the directors on the Board , or on the Board of Directors of any parent company or successor of the Company, or (iii) the shareholders of another entity hold more than 33 1/3% of the outstanding voting securities of the entity resulting from a merger, arrangement or other form of business combination with the other entity.

Human Resources and Compensation Committee

The Board has a Human Resources and Compensation Committee composed entirely of independent directors. The Committee meets at least once a year to make recommendations to the Board on the remuneration of executive officers and directors. The Committee takes into consideration the responsibilities and workload of executive officers in formulating its recommendations and favors giving key personnel competitive compensation in order to keep them with the Company.

The Human Resources and Compensation Committee of the Company is composed of Mr. Samuel Minzberg, Mr. Jean-Pierre Ouellet and Mr. Réjean Houle. The compensation of the Executive Chairman of the Board, the President and Chief Executive Officer and the other executive officers is determined by the Board of Directors following recommendations by the Committee. As the Board of Directors establishes the salaries of executive officers, it should be noted that the Executive Chairman of the Board and the Chief Executive Officer abstain from the discussion and the ensuing decision concerning their total compensation arrangements.

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

The audit committee is composed of Messrs Michael Pesner, Chairman of the Audit Committee, Raynald Vézina and Denis Arcand. All members of the audit committee are independent and financially literate as defined in National Instrument 52-110 Audit Committees (“NI 52-110”).

Mr. Pesner is a Chartered Accountant and President of Hermitage Canada Finance Inc., a company that specializes in financial advisory services. Previously, Mr. Pesner was a Senior Partner in Financial Advisory Services at the Montreal offices of KMPG, prior to which he was National Executive, Corporate Recovery Partner at KMPG predecessor firm Thorne Ernst & Whinney. Mr. Pesner also serves on the Board of Directors of the public companies Prestige Telecom Inc., Quest Rare Minerals Ltd., Bitumen Capital Inc., Mint Technology Corporation, and Sand Technology Inc, and the privately-held companies Speedware Inc. and Above Security Inc.

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

Mr. Vézina obtained a Bachelor of Mining Engineering from Université Laval in 1970. He has 40 years of experience in mining operations and project development in Canada. During those years, he worked in various management positions for Cambior Inc., Falconbridge Ltd. and Placer Dome Inc.

Environmental, Health and Safety Committee

On December 8, 2010, the Board of Directors created the Environmental, Health and Safety Committee, composed of a majority of independent directors, namely Elaine Ellingham, Chairman of the Environmental, Health and Safety Committee, Réjean Houle and Martin Rivard. The Committee is responsible for evaluating whether the Company’s current environmental, health and safety practices are appropriate, for ensuring that these practices are standardized across all of the Company’s divisions, and for making recommendations when appropriate. The Chairman of the Environmental, Health and Safety Committee is responsible for providing the Board of Directors with an account of the committee.

D.	Employees

The number of employees of the Company as of December 31, 2010, 2009 and 2008, was 407, 343 and 312 respectively. The distribution of the employees was the following:

Category of Activity or		December 31,
Geographical Location	2010	2009	2008
Head Office	15	16	19
Beaufor	102	98	99
Island Gold	185	184	163
Exploration	11	8	5
Camflo	20	25	26
Francoeur	74	12	-
Total	407	343	312

E.	Share Ownership

See Item 6 A “Directors and Senior Management” above for the number of shares of the Company’s common shares held by directors and executive officers of the Company.

Information regarding the outstanding stock options held by directors and senior management of the Company as of December 31, 2010, is set forth below.

Stock Options Outstanding to Named Executive Officers and Directors as at December 31, 2010
		Unexercised
		Options at Year-
	Unexercised	End
	underlying	(#)	Exercise price of
	securities	Exercisable/	share options	Share options
Name	(unit)	Unexercisable	($)	expiry date

Martin Rivard	25,000		4.36	Jan. 30, 2011
President and Chief	50,000		2.83	Dec. 13, 2011
Executive Officer	50,000	224,800 / 124,200	2.88	August 7, 2012
	50,000		3.15	Dec. 13, 2012
	50,000		1.80	Dec. 11, 2013
	75,000		3.55	Dec. 10, 2014
	49,000		5.09	Dec. 8, 2015
TOTAL	349,000

Christian Pichette	50,000		2.83	Dec. 13, 2011
Vice-President, Operations	25,000		2.83	July 10, 2013
	50,000	121,600 / 86,400	1.80	Dec. 11, 2013
	50,000		3.55	Dec. 10, 2014
	33,000		5.09	Dec. 8, 2015
TOTAL	208,000

Nicole Veilleux	12,000		4.04	August 3, 2011
Director, Finance	15,000		2.74	Jan. 7, 2012
	25,000	67,200 / 50,800	2.83	July 10, 2013
	25,000		1.80	Dec. 11, 2013
	25,000		3.55	Dec. 10, 2014
	16,000		5.09	Dec. 8, 2015
TOTAL	118,000

H. Greg Chamandy	75,000	30,000 / 75,000	4.12	May 13, 2014
Executive Chairman of the Board	30,000		4.19	Feb. 3, 2015
TOTAL	105,000

Denis Arcand	25,000		2.74	Jan. 7, 2012
Vice-Chairman of the Board	25,000	35,000 / 45,000	1.80	Dec. 11, 2013
	30,000		4.19	Feb. 3, 2015

TOTAL	80,000

		Unexercised
		Options at Year-
	Unexercised	End
	underlying	(#)	Exercise price of
	securities	Exercisable/	share options	Share options
Name	(unit)	Unexercisable	($)	expiry date

Réjean Houle	25,000		2.74	Jan. 7, 2012
Director	25,000	35,000 / 45,000	1.80	Dec. 11, 2013
	30,000		4.19	Feb.3, 2015
TOTAL	80,000

Raynald Vézina	41,000		2.95	Oct. 30, 2011
Director	15,000	46,000 / 40,000	1.80	Dec. 11, 2013
	30,000		4.19	Feb.3, 2015
TOTAL	86,000

Elaine Ellingham	50,000	10,000 / 70,000	4.19	Feb.3, 2015
Director	30,000		4.19	Feb.3, 2015
TOTAL	80,000

Jean-Pierre Ouellet	50,000	10,000 / 70,000	4.19	Feb.3, 2015
Director	30,000		4.19	Feb.3, 2015
TOTAL	80,000

Samuel Minzberg	50,000	10,000 / 70,000	4.19	Feb.3, 2015
Director	30,000		4.19	Feb.3, 2015
TOTAL	80,000

Michael Pesner	50,000	10,000 / 66,000	5.31	Nov. 8, 2015
Director	26,000		5.31	Nov. 8, 2015
TOTAL	76,000

Description of the Share Option Plan

The Company has only one equity-based compensation plan, a share option plan, for the benefit of the Company’s and its affiliates’ officers, directors, employees and service providers (the “Plan”). On May 14, 2009, the shareholders approved an amendment to the Plan that increased the number of common shares in respect of which options may be granted under the Plan from 4,444,400 to 5,245,000, an increase of 800,600 shares.

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

The Plan is managed by the Board of Directors which establishes the terms of the option grants, including the exercise price, provided however, that the exercise price is not lower than the market price, as determined by the closing asked price of a share on the Toronto Stock Exchange (“TSX”) on the trading day immediately preceding the date of grant.

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

As of April 21, 2011, to the knowledge of the directors and executive officers of the Company, Oxbridge Bank & Trust SCC (“Oxbridge”), an entity ultimately controlled by H. Greg Chamandy, a member of the Board of the Company and Chairman of the Board, is the only shareholder, directly or indirectly, beneficially owning or control over more than 5% of the outstanding common shares of the Company. Oxbridge, with its affiliates, beneficially owns or controls directly or indirectly 5,013,254 common shares and 105,000 common share options, representing approximately 16.22% of the outstanding common shares of the Company (excluding common shares underlying outstanding options). See item 6.E “Directors, Senior Management and Employees – Share Ownership” above.

Mr. Chamandy and Oxbridge became a shareholder of the Company in 2009.

Mr. Chamandy or Oxbridge does not have any different voting rights compared with the Company’s other shareholders.

As of March 31, 2011, a total of 7,220,673 shares of the Company’s common stock, representing 23.01 % of the issued and outstanding shares of the Company’s common stock, was held by a total of 113 U.S. record holders.

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

Throughout the year 2010, and until the date of this Annual Report, certain Related Party Transactions occurred with the Company, as described below:

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

Davies, Ward, Phillips & Vineberg (in thousands of $)

On February 4, 2010, Director Samuel Minzberg, was elected a Director of the company by a majority of shareholders during a special meeting held for that purpose.

Mr. Minzberg is a senior partner at the law firm Davies Ward Phillips & Vineberg LLP (“Davies”) and is a member of the firm’s management committee.

In 2010, the Company paid fees to the firm Davies, Ward Phillips & Vineberg LLP in the amount of approximately CAN$14 (including taxes) for professional services rendered, mainly in connection with the acquisition of Patricia Mining by the Company and legal tax advices.

Stikeman, Elliott (in thousands of $)

On December 15, 2009, Sidney Horn was named as Corporate Secretary of the company.

Mr. Horn is a senior partner at the law firm Stikeman, Elliott LLP (“Stikeman”).

In 2010, the Company paid fees to the firm Stikeman in the amount of approximately CAN$626 (including taxes) for professional services rendered, mainly in connection with the acquisition of Louvem Mines, the completion of an overnight marketed public offering of 3,300,000 common shares of Richmont and for general corporate purposes.

Oxbridge Aviation (in thousands of $)

On May 14, 2009, Mr. H. Greg Chamandy was appointed as Director of the Company and subsequently Executive Chairman of the Board.

Oxbridge Aviation is owned by Mr. H. Greg Chamandy.

In 2010, the Company paid fees to Oxbridge Aviation in the amount of approximately CAN$3 for a meeting of the Board of Directors in Rouyn-Noranda (Quebec).

Condominium

On January 4, 2010, the Company sold a corporate building with a net book value of CAN$34 for a cash consideration of CAN$530 to Mrs. Loraine Rivard, widow of Mr. Jean-Guy Rivard, former President of the Board of Directors of Richmont Mines who passed away unexpectedly on March 28, 2009, and mother of Mr. Martin Rivard, the current President and CEO of Richmont Mines and Director of the Company.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

The following consolidated financial statements of the Company are attached to this Annual Report:

Report of the Independent Auditor dated February 18, 2011 on Internal Control over financial reporting and on the Consolidated Balance Sheets as at December 31, 2010 and 2009, Consolidated Statements of Earnings, Comprehensive Income, Retained Earnings, Accumulated other Comprehensive Income and Cash Flows for each of the years in the three-year period ended December 31, 2010.

Notes to Consolidated Financial Statements.

The Company has not declared or paid any dividends on its common shares since its incorporation. Richmont Mines has no current plans to pay dividends on its common shares. Its present policy is to retain earnings to finance its capital expenditures program. In the future, the Board of Directors may declare dividends according to its assessment of the financial position of the Company, taking into account its financing requirements for future growth and other factors that the Board of Directors may deem relevant in the circumstances. The Company had no export sales during 2010.

The Company knows of no active, pending or overtly threatened legal or arbitration proceeding to which the Company is a party or to which any of its properties is subject which may have, or has had in the recent past, a significant effect on the Company’s financial position or profitability.

B.	Significant Changes

The Company has reported two significant changes in 2010.

On June 1, 2010, the Company announced that it had commenced an underwritten public offering of common shares of the Company (the "Common Shares"). On June 2, 2010, the Company announced that it would issue up to 3,000,000 Common Shares in connection with the above-mentioned underwritten public offering at a price of CAN$5.00 per Common Share.

On June 17, 2010, the Company announced that it had completed an overnight marketed public offering of 3,300,000 common shares of Richmont (the “Common Shares”) at a price of CAN$5.00 per Common Share for aggregate gross proceeds of CAN$16.5 million. The 3,300,000 Common Shares issued by the Company include 300,000 Common Shares issued upon the exercise in part by the underwriters of an over-allotment option.

ITEM 9.	THE OFFER AND LISTING

The Company’s common stock is traded on the TSX under the symbol “RIC” and on the NYSE Amex also under the symbol “RIC”.

Toronto Stock Exchange

Set forth below are the high and low sell prices on the TSX for actual trades of shares of the Company’s common stock for the periods indicated.

Last Five Full Years
Toronto Stock Exchange
Common Stock Trading Activity

	- Price -
	Canadian Dollars
Year Ended	High	Low
December 31, 2006	$5.40	$2.40
December 31, 2007	$4.00	$2.56
December 31, 2008	$4.20	$1.21
December 31, 2009	$4.93	$2.04
December 31, 2010	$5.71	$3.78

Last Two Full Years
Toronto Stock Exchange
Common Stock Trading Activity

	- Price -
	Canadian Dollars
Quarter Ended	High	Low
March 31, 2009	$4.85	$2.04
June 30, 2009	$4.93	$3.29
September 30, 2009	$4.01	$2.80
December 31, 2009	$4.05	$2.85
March 31, 2010	$5.08	$3.78
June 30, 2010	$5.46	$3.99
September 30, 2010	$5.60	$4.12
December 31, 2010	$5.71	$4.60

Last Six Months
Toronto Stock Exchange
Common Stock Trading Activity

	- Price -
	Canadian Dollars
Month Ended	High	Low
October 31, 2010	$5.38	$4.60
November 30, 2010	$5.71	$4.61
December 31, 2010	$5.40	$4.75
January 31, 2011	$5.11	$4.29
February 28, 2011	$5.50	$4.28
March 31, 2011	$6.54	$5.22

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

Last Five Full Years
American Stock Exchange /
NYSE Amex
Common Stock Trading Activity

	- Price -
	US Dollars
Year Ended	High	Low
December 31, 2006	$4.75	$2.18
December 31, 2007	$4.07	$2.19
December 31, 2008	$4.18	$0.95
December 31, 2009	$4.36	$1.60
December 31, 2010	$5.72	$3.50

Last Two Full Years
American Stock Exchange /
NYSE Amex
Common Stock Trading Activity

	- Price -
	US Dollars
Quarter Ended	High	Low
March 31, 2009	$3.84	$1.60
June 30, 2009	$4.36	$2.86
September 30, 2009	$3.64	$2.57
December 31, 2009	$3.98	$2.65
March 31, 2010	$5.25	$3.50
June 30, 2010	$5.19	$3.94
September 30, 2010	$5.48	$3.90
December 31, 2010	$5.72	$4.45

Last Six Months
NYSE Amex
Common Stock Trading Activity

	- Price -
	US Dollars
Month Ended	High	Low
October 31, 2010	$5.35	$4.45
November 30, 2010	$5.72	$4.55
December 31, 2010	$5.39	$4.66
January 31, 2011	$5.19	$4.28
February 28, 2011	$5.66	$4.32
March 31, 2011	$6.72	$5.30

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

The Company was incorporated pursuant to Part 1A of the Companies Act (Quebec) on February 12, 1981 (File number 1843-2286) under the name Resources Minières Rouyn Inc. By Article of Amendment filed February 10, 1987 the Company added the English version Rouyn Mining Resources Inc. and by another amendment filed with the Government of Quebec on June 20, 1991, the Company changed its name to Richmont Mines Inc., now governed by the Business Corporations Act (Quebec) (the “Business Corporations Act”) which replaced the Companies Act (Quebec) on February 14, 2011. The Articles of the Company are registered by the Government of Quebec in register S02473, folio 10.

The Company has no specific objects or purposes set forth in its Articles or By-Laws.

Amendments to Articles

On February 14, 2011, the Companies Act (Quebec) was replaced by the new Business Corporations Act (Quebec) (the “Business Corporations Act”).

The new Business Corporations Act provides that a corporation may hold shareholder meetings at a place outside of the Province of Quebec if the Articles so allow. The Board of Directors believes that it would be beneficial both to the Company and its shareholders to give the Board flexibility to permit shareholder meetings to be held outside of the Province of Quebec.

The new Business Corporations Act further provides that if the Articles so allow, the directors of a corporation that is a reporting issuer may appoint one or more additional directors to hold office for a term expiring not later than the close of the annual shareholders meeting following their appointment, provided that the total number of directors so appointed may not exceed one third of the number of directors elected at the annual shareholders meeting preceding their appointment. The Board believes that it would be beneficial to the Company and its shareholders to give the Board flexibility to add directors who possess expertise and knowledge relevant to the Company’s operations from time to time between two annual shareholder meetings. Pursuant to its Articles, the business of the Company is managed by a Board of Directors composed of a maximum of eleven directors.

Accordingly, the Board of Directors, at its meeting held on March 28, 2011, adopted a resolution to amend the Articles approving the foregoing proposed amendments subject to the receipt of the approval of shareholders. In accordance with the Business Corporations Act, the proposed amendments to the Articles will be submitted for approval by the shareholders at the Annual and Special General Meeting of shareholders scheduled to be held on May 13, 2011 (the “Meeting”).

An affirmative vote of not less than two-thirds (T) of the votes cast, in person or by proxy, is required at the Meeting.

Amendment to By-Laws

If the shareholders vote in favour of the proposed amendments to the Articles of the Company, the Company’s By-laws will also need to be appropriately modified to permit the Board of Directors to appoint one or more directors.

In accordance with the Business Corporations Act, this amendment will also be submitted to the shareholders for approval and ratification at the Meeting.

A simple majority of the votes cast, in person or by proxy, will constitute approval of this matter.

Directors

A director who is a party to a contract or proposed contract with the Company or who is a director or officer of a company which is a party to a contract or proposed contract with the Company must disclose such interest in writing to the Company and ask that the nature and extent of his interest be recorded in the minutes of the Board of Directors’ meetings.

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

Capital Stock

There is only one authorized class of capital stock of the Company: common stock. All issued and outstanding common shares are duly authorized, validly issued, fully paid and non-assessable. Each holder of record of common shares is entitled to one vote for each common share so held on all matters requiring a vote of shareholders, including the election of directors. The holders of common shares will be entitled to dividends on a pro-rata basis, if, as and when declared by the Board of Directors. There are no preferences, conversion rights, pre-emptive rights, subscription rights, or restrictions on transfer attached to the common shares. In the event of liquidation, dissolution, or winding up of the Company, the holders of common shares are entitled to participate in the assets of the Company available for distribution after satisfaction of the claims of creditors and the payment of the expenses of the liquidation on a pro-rata basis. There are no redemption or sinking fund provisions applicable to the common shares or any liability to further capital calls by the Company.

Under Quebec law (i) the Articles may be amended by the affirmative vote of the holders of two thirds (2/3) of the vote cast by the shareholders at a special meeting and (ii) the By-Laws of the Company may be amended by the Company’s directors and ratified by the majority of the vote cast by the shareholders at the meeting.

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

There is no limitation imposed by the laws of Canada or by the charter or other constituent documents of the Company on the right of a non-resident to hold or vote the common shares, other than as provided in the Investment Canada Act, (the “ICA”) discussed below.

The ICA, which became effective on June 30, 1985, regulates the acquisition by non-Canadians of control of a Canadian business enterprise. In effect, the ICA required review by Investment Canada, the agency which administers the ICA, and approval by the Canadian government in the case of an acquisition of control of a Canadian business by a non-Canadian where: (i) in the case of a direct acquisition (for example, through a share purchase or asset purchase), the assets of the Canadian business are $5 million or more in value; or (ii) in the case of an indirect acquisition (for example, the acquisition of the foreign parent of the Canadian business) where the Canadian business has assets of $50 million or more in value or if the Canadian business represents more than 50% of the assets of the original group and the Canadian business has assets of $5 million or more in value. Review and approval are also required to the acquisition or establishment of a new business in areas concerning “Canada’s cultural heritage or national identity” such as book publishing, film production and distribution, television and radio, production and distribution of music, and the oil and natural gas industry, regardless of the size of the investment.

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

Acquisition of Louvem Mines Inc.

On May 18, 2010, Richmont reached an agreement with Louvem Mines Inc.’s (“Louvem”) shareholders regarding the Company’s proposed acquisition of the 30% of the issued and outstanding shares of Louvem that it did not previously own. Under terms of the transaction, 9222-0383 Quebec Inc., a wholly-owned subsidiary of Richmont, and Louvem merged on June 30, 2010, and formed a new company of the same name, namely Louvem Mines Inc. (“New Louvem”). On the date of the merger, New Louvem shareholders, other than Richmont, received one Richmont common share for each 5.4 New Louvem shares held. As a result, Richmont issued a total of 1,425,407 common shares at a price of $4.69, which was the closing price on the date of issue.

Valentine Lake Property

By October 31, 2007, Richmont Mines acquired a 70% interest in the Valentine Lake property. On February 5, 2009, Mountain Lake Resources Inc. (“Mountain Lake”) and Richmont Mines entered into an agreement granting Mountain Lake the option to purchase Richmont Mines’ 70% interest in the property in accordance with the terms and conditions of the agreement. In accordance with the terms set out in the agreement, Mountain Lake paid Richmont Mines an option fee of 2,500,000 of its common shares in April 2009, incurred an amount of CAN$1 million of exploration and development expenditures on the property, and paid Richmont Mines a sum of CAN$3 million in cash on January 24, 2011 to satisfy all cash option payments set out in the agreement. With all conditions met, Richmont Mines has proceeded with the transfer of its 70% interest in the property to Mountain Lake.

Amended and Restated Shareholders Rights Plan

Introduction

On March 28, 2011, the Company amended and restated the existing shareholder rights plan which is set to terminate in accordance with its terms in 2012 (the “Amended and Restated Rights Plan”). The Amended and Restated Rights Plan is currently effective, but is subject to confirmation by the shareholders of the Company at the meeting. Shareholders will be asked to consider a resolution (the “Rights Plan Resolution”) approving, ratifying and confirming the Amended and Restated Rights Plan and all rights issued pursuant to the Amended and Restated Rights Plan (the “Rights”). A simple majority of the votes cast, in person or by proxy, will constitute approval of this Resolution.

Background

A shareholder rights plan was adopted by the Company’s shareholders in 2002 and, in accordance with the terms set out at that time, the plan required ratification at the Company’s annual meetings in 2005, 2008 and 2011, and would expire in April 2012. In lieu of shareholders ratifying the plan in 2011 for one year only (the plan expires in 2012), the Board of Directors thought it appropriate to bring the shareholder rights plan up to date. Consequently a new shareholder rights plan, which will expire in 2021, will be submitted for shareholder approval at the Meeting.

The primary objective of a rights plan is (a) to prevent creeping acquisition of control or an acquisition of control through a partial bid; (b) to provide adequate time to the Board of Directors and shareholders to properly consider and evaluate any unsolicited takeover bid without undue pressure; (c) to provide the Board of Directors and shareholders adequate time to value of all of the assets of the Company and for the Company to undertake a value recognition program if necessary to demonstrate the value of one or more assets; (d) to provide the Board of Directors of the Company adequate time to explore and develop alternatives for maximizing shareholder value if an unsolicited takeover bid is made for the Company and to possibly allow competing bids to emerge; and (e) to provide every shareholder of the Company an equal opportunity to participate in such a bid and to ensure the equal treatment of all shareholders of the Company under such bid. The Amended and Restated Rights Plan encourages a potential acquiror to proceed either by way of a Permitted Bid (as defined in the Amended and Restated Rights Plan), which requires the takeover bid to satisfy certain minimum standards designed to promote fairness, or with the concurrence of the Board of Directors. The Amended and Restated Rights Plan is not intended to prevent takeover bids that treat shareholders of the Company fairly and has not been adopted in response to any proposal to acquire control of the Company. On the effective Date, one Right (as defined in the Amended and Restated Rights Plan) was issued and attached to each common share of the Company then outstanding, and one Right will be issued and attached to each common share of the Company subsequently issued.

In choosing to implement a rights plan, the Board of Directors considered the legislative framework in Canada governing takeover bids. Under provincial securities legislation, a takeover bid means an offer to acquire voting or equity shares of a corporation, where the shares subject to the offer to acquire, together with shares already owned by the bidder and any person or company acting jointly or in concert with the bidder, aggregate 20% or more of the outstanding shares of a corporation, but does not include an offer to acquire if the offer to acquire is a step in an amalgamation, merger, reorganization or arrangement that requires approval in a vote of security holders.

The Board of Directors has reviewed the Amended and Restated Rights Plan for conformity with current practices of Canadian companies with respect to shareholder protection rights plan. The Company believes that the Amended and Restated Rights Plan preserves the fair treatment of shareholders, is consistent with current best Canadian corporate practice and addresses institutional investor guidelines. The Amended and Restated Rights Plan contains substantially the same terms and conditions as the 2008 Rights Plan and has been updated to meet current best Canadian corporate practices.

The existing legislative framework for takeover bids in Canada continues to raise the following concerns for shareholders of the Company:

  Time – Canadian securities laws permit a takeover bid to expire 35 days (21 days in the Province of Quebec) after it is initiated. The Board of Directors of the Company is of the view that this is not sufficient time to permit shareholders to consider a takeover bid and make a reasoned and unhurried decision as well as permit directors to evaluate a takeover bid, explore, develop and pursue alternatives which it believes are preferable to the takeover bid or which could maximize shareholder value, and make reasoned recommendations to the shareholders.

  Pressure to Tender - A shareholder may feel compelled to tender to a takeover bid which the shareholder considers to be inadequate out of concern that in failing to do so, the shareholder may be left with illiquid or minority discounted common shares.
  This is particularly so in the case of a partial takeover bid for less than all of the common shares, where the bidder wishes to obtain a control position but does not wish to acquire all of the common shares. The Amended and Restated Rights Plan provides the shareholder with a tender approval mechanism which is intended to ensure that the shareholder can separate the decision to tender from the approval or disapproval of a particular takeover bid.

  Unequal Treatment: Full Value - While existing Canadian securities legislation has substantially addressed many concerns in this regard, there remains the possibility that control of the Company may be acquired pursuant to a private agreement in which one or a small group of shareholders dispose of common shares at a premium to market price which premium is not shared with the other shareholders or through a partial bid that may be oppressive to the shareholders of the Company. In addition, a person may slowly accumulate common shares through stock exchange acquisitions which may result, over time, in an acquisition of control without payment of fair value for control or a fair sharing of a control premium among all shareholders.

Summary

The following is a summary of the principal terms of the Amended and Restated Rights Plan for the Company which is qualified in its entirety by reference to the text of the Amended and Restated Rights Plan. A shareholder or any other interested party may obtain a copy of the Amended and Restated Rights Plan by contacting the Assistant Corporate Secretary, 161 Avenue Principale, Rouyn-Noranda, Quebec, J9X 4P6; telephone (819) 797-2465; fax (819) 797-0166, by consulting the Web site EDGAR at www.sec.gov/edgar or by consulting the Company’s Web Site at www.richmont-mines.com.

In the opinion of the Board of Directors, the terms of the Amended and Restated Rights Plan conform to the terms of plans now in place in many other Canadian public companies.

Effective Date

The effective date of the Amended and Restated Rights Plan is March 28, 2011 (the “Effective Date”).

Term

If the Amended and Restated Rights Plan is approved at the Meeting, it will then be in effect until the end of the annual meeting of shareholders of the Company to be held in 2014 unless the Amended and Restated Rights Plan is reconfirmed at that meeting by the shareholders. If the Amended and Restated Rights Plan is so reconfirmed, it will then need to be reconfirmed at every third annual meeting. If it is not reconfirmed it will terminate. Even if reconfirmed by the shareholders, it expires ten years after the Effective Date, at which time a new plan can be adopted.

Issue of Rights

On the Effective Date, one Right was issued and attached to each common share outstanding of the Company and will be issued and attached to each common share of the Company subsequently issued.

Rights Exercise Privilege

The Rights will separate from the common shares and will be exercisable 10 trading days (the “Separation Time”) after a person has acquired, or commenced a takeover bid to acquire, 20% or more of the common shares, other than by an acquisition pursuant to a takeover bid permitted by the Amended and Restated Rights Plan (a “Permitted Bid”). The acquisition by any person (an “Acquiring Person”) of 20% of the common shares, other than by way of a Permitted Bid, is referred to as a “Flip-in Event”. Any Rights held by an Acquiring Person will become void upon the occurrence of a Flip-in Event. Ten trading days after the occurrence of the Flip-in Event, each Right (other than those held by an Acquiring Person) will permit the purchase by holders of Rights, other than an Acquiring Person, of common shares at a 50% discount to their market price.

The issue of the Rights is not initially dilutive. Upon a Flip-in Event occurring and the Rights separating from the common shares, reported earnings per share of the Company on a fully diluted or non-diluted basis may be affected. Holders of Rights not exercising their Rights upon the occurrence of a Flip-in Event may suffer substantial dilution.

Certificates and Transferability

Prior to the Separation Time, the Rights are evidenced by a legend imprinted on certificates for the common shares and are not transferable separately from the common shares. From and after the Separation Time, the Rights will be evidenced by Rights certificates which will be transferable and traded separately from the common shares.

Permitted Bid Requirements

The requirements for a Permitted Bid include the following:

  the takeover bid must be made by way of a takeover bid circular;

  the takeover bid must be made to all shareholders of the Company as registered on the books of the Company, other than the offeror;

  the takeover bid must be outstanding for a minimum period of 60 days and common shares tendered pursuant to the takeover bid may not be taken up prior to the expiry of the 60 day period and only if at such time more than 50% of the common shares of the Company held by shareholders, other than the bidder, its affiliates and persons acting jointly or in concert and certain other persons (the “Independent Shareholders”), have been tendered to the takeover bid and not withdrawn; and

  if more than 50% of the common shares held by Independent Shareholders are tendered to the takeover bid within the 60 day period, the bidder must make a public announcement of that fact and the takeover bid must remain open for deposits of common shares for not less than ten (10) business days from the date of such public announcement.

The Amended and Restated Rights Plan allows for a competing Permitted Bid (a “Competing Permitted Bid”) to be made while a Permitted Bid is in existence. A Competing Permitted Bid must satisfy all the requirements of a Permitted Bid except that it may expire on the same date as the Permitted Bid, subject to the requirement that it be outstanding for a minimum period of thirty-five (35) days.

Waiver

The Board of Directors, acting in good faith, may, prior to the occurrence of a Flip-in Event, waive the application of the Amended and Restated Rights Plan to a particular Flip-in Event (an “Exempt Acquisition”) where the takeover bid is made by a takeover bid circular to all holders of common shares of the Company. When the Board of Directors exercises the waiver power for one takeover bid, the waiver will also apply to any other takeover bid for the Company made by a takeover bid circular to all holders of common shares prior to the expiry of any other bid for which the Amended and Restated Rights Plan has been waived. Additionally, the Board of Directors, acting in good faith, may waive the application of the Amended and Restated Rights Plan for any Flip-in Event by written notice delivered to the Rights Agent (as such term is defined in the Amended and Restated Rights Plan).

Redemption

The Board of Directors with the approval of a majority of the votes cast by shareholders (or holders of Rights if the Separation Time has occurred) voting in person or by proxy at a meeting duly called for that purpose may redeem the Rights at $0.000001 per share. Rights will be deemed to have been redeemed by the Board of Directors following completion of a Permitted Bid, Competing Permitted Bid or Exempt Acquisition.

Amendment

Prior to the Meeting Time, the Board of Directors may make any changes to the Amended and Restated Rights Plan which the Board of Directors acting in good faith may deem necessary or desirable without the approval of any holders of Rights or common shares. After the Meeting, the Board of Directors may amend the Amended and Restated Rights Plan with the approval of a majority vote of the votes cast by shareholders (or the holders of Rights if the Separation time has occurred) voting in person and by proxy at a meeting duly called for that purpose. The Board of Directors without such approval may correct clerical or typographical errors and, subject to approval at the next meeting of the shareholders (or holders of Rights, as the case may be) may make amendments to the Amended and Restated Rights Plan to maintain its validity due to changes in applicable legislation.

Board of Directors

The Amended and Restated Rights Plan will not detract from or lessen the duty of the Board of Directors to act honestly and in good faith with a view to the best interests of the Company. The Board of Directors, when a Permitted Bid is made, will continue to have the duty and power to take such actions and make such recommendations to shareholders as are considered appropriate.

Exemptions for Investment Advisors

Investment advisors (for fully managed accounts), trust companies (acting in their capacities as trustees and administrators), statutory bodies whose business includes the management of funds and administrators of registered pension plans acquiring 20% or more of the common shares of the Company are exempted from triggering a Flip-in Event, provided that they are not making, or are not part of a group making, a takeover bid.

Approval of the Directors

The directors of the Company have unanimously approved and adopted the Amended and Restated Rights Plan. In adopting the Amended and Restated Rights Plan, the directors concluded, for the reasons discussed above, that it was in the best interests of the Company and the shareholders to do so.

The directors will unanimously recommend that shareholders ratify, confirm and approve the Amended and Restated Rights Plan by voting for the Rights Plan Resolution at the Meeting.

The directors believe that the Amended and Restated Rights Plan preserves the fair treatment of shareholders of the Company, is consistent with Canadian’s corporate practice and addresses institutional investor guidelines.

Shareholder Approval

The Amended and Restated Rights Plan is subject to confirmation and approval by the affirmative vote of a majority of the votes cast by shareholders of the Company at the Meeting, failing which the Amended and Restated Rights Plan will terminate, all outstanding Rights (as defined in the Summary) will be null and void and the Company will no longer have any form of shareholder rights plan.

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

Capital Gains

A non-resident of Canada is not subject to tax under the Income Tax Act (Canada) in respect of a capital gain realized upon the disposition of a share of a class that is listed on a prescribed stock exchange unless the share represents “taxable Canadian property” to another holder thereof. A common share of the Company will be taxable Canadian property to a non-resident holder if, at any time during the period of five years immediately preceding the disposition, the non-resident holder, persons with whom the non-resident holder did not deal at arm’s length, or the nonresident holder and persons with he/she did not deal at arm’s length owned 25% or more of the issued shares of any class or series of the Company. In the case of a non-resident holder to whom shares of the Company represent taxable Canadian property and who is resident in the United States, American tax will be payable on a capital gain realized on such shares by reason of the Treaty unless the value of such shares is derived principally from real property situated in Canada or the non-resident holder previously held the shares while resident in Canada. However, in such a case, certain transitional relief under the Treaty may be available.

Certain United States Federal Income Tax Consequences

The following is a summary of the material United States federal income tax consequences of the acquisition, ownership and disposition of common shares of the Company by a United States Holder (as defined below) that holds the common shares as a capital asset. The discussion does not cover all aspects of United States federal income taxation that may be relevant to, or the actual tax effect that any of the matters described herein will have on, the acquisition, ownership or disposition of common shares of the Company by particular shareholders, and does not address state, local, foreign or other tax laws. In particular, this summary does not address tax considerations applicable to persons that own (directly or indirectly) 10 percent or more of the Company’s voting shares, nor does this summary discuss all of the tax considerations that may be relevant to certain types of persons subject to special treatment under the United States federal income tax laws (such as financial institutions, insurance companies, persons liable for the alternative minimum tax, individual retirement accounts and other tax-deferred accounts, tax-exempt organizations, dealers in securities or currencies, persons that hold the common shares as part of straddles, hedging transactions or conversion transactions for United States federal income tax purposes or persons whose functional currency is not the United States dollar).

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

Distributions on common shares of the Company

General. United States Holders receiving dividend distributions (including constructive dividends) with respect to common shares of the Company are required to include in gross income for United States federal income tax purposes the gross amount of such distributions to the extent that the Company has current or accumulated earnings and profits (as determined for United States federal income tax purposes), without reduction for any Canadian income tax withheld from such distributions. Such income will be foreign source dividend income and generally will not be eligible for the dividends received deduction allowed to corporations. Canadian tax withheld from such distributions may be credited, subject to certain limitations, against the United States Holder’s United States federal income tax liability or, alternatively, may be deducted in computing the United States Holder’s United States federal taxable income by those who itemize deductions. (See more detailed discussion in the section captioned “Foreign Tax Credit” below). To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a return of capital up to the United States Holder’s adjusted basis in the common shares, and then as capital gain. Preferential tax rates for long-term capital gains are applicable to a United States Holder that is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a United States Holder that is a corporation. The Company does not maintain calculations of its earnings and profits in accordance with United States Federal income tax accounting principles.

For taxable years beginning before January 1, 2013, dividends paid by foreign qualified corporations to non-corporate taxpayers will be taxed at the same rate as long-term capital gains, rather than at the higher ordinary income tax rate. A foreign corporation such as the Company is a qualified corporation (i) if the corporation is eligible for the benefits of a comprehensive income tax treaty with the United States which the United States Internal Revenue Service (“IRS”) determines is satisfactory and which contains an exchange of information provision, or (ii) to the extent that the dividends are paid with respect to stock that is readily tradable on an established securities market in the United States. The IRS has ruled that the Treaty is a satisfactory treaty for this purpose. Accordingly, dividends paid with respect to shares of the Company should be eligible for the reduced tax rate. Eligibility for the reduced tax rate is dependent on satisfying a holding period and certain other limitations. The reduced tax rate also cannot be claimed with respect to dividends that are included as investment income for purposes of the limitation on the deduction of investment interest. For tax years beginning after 2012, dividends paid to U.S. citizens and residents with modified adjusted gross income above $125,000 ($250,000 for joint returns) also will be subject to a 3.8% Medicare contribution tax.

Foreign Currency Dividends. Dividends paid in Canadian dollars will be included in income in a US dollar amount calculated by reference to the exchange rate in effect on the day the dividends are received by the United States Holder, regardless of whether the Canadian dollars are converted into US dollars at that time. If dividends received in Canadian dollars are converted into US dollars on the day they are received, the United States Holder generally will not be required to recognize foreign currency gain or loss with respect to the dividend income. A United States Holder may have foreign currency gain or loss if it does not convert the amount of such dividend into U.S. dollars on the date of its receipt.

Effect of Canadian Withholding Taxes. As discussed above in Taxation, Dividend, under current law payments by the Company to foreign investors are subject to a 25% Canadian withholding tax. The rate of withholding applicable to United States Holders that are eligible for benefits under the Treaty generally is reduced to a maximum rate of 15% (except for certain corporate holders). For United States federal income tax purposes, United States Holders will be treated as having received the amount of Canadian taxes withheld by the Company, and as then having paid over the withheld taxes to the Canadian taxing authorities. As a result of this rule, the amount of dividend income included in gross income for United States federal income tax purposes by a United States Holder with respect to the payment of dividends may be greater than the amount of cash actually received (or receivable) by the United States Holder from the Company with respect to the payment.

Foreign Tax Credit

Subject to certain limitations, a United States Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of common shares of the Company may be entitled, at the option of the United States Holder, to either a deduction or a tax credit for such foreign tax paid or withheld. United States Holders that are eligible for benefits under the Treaty will not be entitled to a foreign tax credit for the amount of Canadian taxes withheld in excess of the 15% maximum rate available under the Treaty, and with respect to which the United States Holder can obtain a refund from the Canadian taxing authorities. The limitation in foreign taxes eligible for credit is calculated separately with respect to specific classes of income. The rules governing foreign tax credits are complex and, therefore, United States Holders should consult their tax advisor regarding the availability of foreign tax credits in their particular circumstances.

United States Holders that are accrual basis taxpayers must translate Canadian taxes into United States dollars at a rate equal to the average exchange rate for the taxable year in which the taxes accrue, while all United States Holders must translate taxable dividend income into U.S. dollars at the spot rate on the date received. This difference in exchange rates may reduce the U.S. dollar value of the credits for Canadian taxes relative to the United States Holder’s United States federal income tax liability attributable to a dividend.

Disposition of common shares of the Company

A United States Holder will recognize gain or loss from the sale of common shares of the Company equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder’s tax basis in the common shares of the Company. This gain or loss will be capital gain or loss if the common shares are a capital asset in the hands of the United States Holder, which will be a short-term or long-term capital gain or loss depending upon the holding period of the United States Holder. Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year. Deductions for net capital losses are subject to significant limitations. For United States Holders that are not corporations, net capital loss may be offset against up to $3,000 of ordinary income each tax year, and any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For United States Holders that are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years from the loss year and carried forward from the loss year to be offset against capital gains until the earlier of five years or the exhaustion of the net capital loss.

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

Subject to confidentiality concerns, all documents concerning the Company that are referred to in this Report may be inspected by shareholders upon reasonable advance notice, at the Company’s headquarters at 161, avenue Principale, Rouyn-Noranda, Quebec, J9X 4P6. A summary in English of any such document not in English will be provided.

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

The Company’s financial results are sensitive to movements in the price of gold, and the US$/CAN$ exchange rate, as the Company mostly generates revenue in US dollars and generally incurs expenses in Canadian dollars. The following table describes, for demonstration purposes only, the financial impact that changes in certain variables would generally have had on the Company’s 2010 net earnings.

SENSITIVITY ANALYSIS
Variable	Change	Impact on net earnings
(in thousands of CAN$)
Price of gold (CAN$)	+/- CAN$50 per ounce	+/- 2,317
Exchange rate (US$/CAN$)	+/- US$/CAN$ 0.10	+/- 5,825

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

Interest Rate Risk Disclosure

At December 31, 2010, the Company had no outstanding long-term debt. Therefore, the Company does not believe it is exposed to significant interest rate risk.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

There have been no defaults, dividend arrearages or delinquencies.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

There have been no material modifications to the rights of security holders.

See Item 7 “ADDITIONAL INFORMATION – C. Material Contracts” for a description of the Company’s Amended and Restated Shareholders’ Rights Plan.

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

b)

Management’s Annual Report on Internal Control Over Financial Reporting. Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) or 15d-15(f) under the Exchange Act. The Company’s internal control system was designed to provide reasonable assurance to the Company’s management and Board of Directors regarding the reliability of financial reporting and the preparation of published financial statements in accordance with Canadian generally accepted accounting principles. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements and can provide only reasonable assurance with respect to financial statement preparation and presentation.

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2010. In making this assessment, management used the criteria for effective internal control over financial reporting set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in Internal Control-Integrated Framework. Based on this assessment, management has concluded that, as of December 31, 2010, the Company’s internal control over financial reporting was effective based on those criteria.

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2010 has been audited by Raymond Chabot Grant Thornton LLP, an independent registered public accounting firm, as stated in their report which appears herein.

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

d)

Changes in Internal Control Over Financial Reporting. Management regularly reviews its system of internal control over financial reporting and makes changes to the Company’s processes and systems to improve controls and increase efficiency, while ensuring that the Company maintains an effective internal control environment. Changes may include such activities as implementing new, more efficient systems, consolidating activities, and migrating processes.

There were no changes in the Company’s internal control over financial reporting that occurred during the period covered by this Annual Report on Form 20-F that have materially affected, or are reasonable likely to materially affect, the Company’s internal control over financial reporting.

ITEM 16.A.	AUDIT COMMITTEE FINANCIAL EXPERT

The Company’s Board of Directors has determined that Michael Pesner, chairman of the Audit Committee, serves as “audit committee financial expert” on its audit committee and that he is also an “independent” director as defined under the listing standards of the NYSE Amex.

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

The following tables show the total fees billed for each of the two past financial years by the Company’s principal independent accounting firm.

Audit Fees

The aggregate fees billed by the external auditors for audit services for each of the last two financial years are the following:

	2010	2009
Audit services*	$187,000	$146,000

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

Nature of services	2010	2009
Special work	$78,000	$24,525

Taxation Fees

The aggregate fees billed for each of the last two financial years for the professional services provided by the external auditors with regards to tax compliance, tax advice and tax planning are described in the following table:

Nature of services	2010	2009
Review quarterly estimate	$4,800	$6,945
Planning and tax advice	$17,950	$20,700

All Other Fees

The aggregate fees billed for each of the last two financial years for the products and services provided by the external auditors, other than the services previously stated, are described in the following table:

Nature of services	2010	2009
Other consultations	$1,650	$23,139
Other expenses	$9,916	$5,696

100% of all Audit Related Fees, Tax Fees and All Other Fees reported above were approved by the Company’s Audit Committee.

ITEM 16.D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

The Company did not rely on any exemption from the listing standards for audit committees.

ITEM 16.E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The Company had no share repurchase program in effect in 2010.

ITEM 16.F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16.G.	CORPORATE GOVERNANCE

NYSE Amex Corporate Governance Matters

The Company’s common shares are listed on NYSE Amex. Section 110 of the NYSE Amex Company Guide permits the NYSE Amex to consider the laws, customs and practices of the foreign issuer’s country of domicile in relaxing certain NYSE Amex listing criteria, and to grant exemptions from NYSE Amex listing criteria based on these considerations. A company seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law. A description of the significant ways in which the Company’s governance practices differ from those followed by domestic companies pursuant to NYSE Amex standards is as follows:

[ ]	Shareholder Meeting Quorum Requirement: The NYSE Amex recommended minimum quorum requirement for a shareholder meeting is one-third of the outstanding common shares. In addition, a corporation listed on NYSE Amex is required to state its quorum requirement in its By-Laws. The Company’s quorum requirement as set forth in its ByLaws is two shareholders with at least 10% of the issued and outstanding common shares entitled to vote at a meeting of shareholders whether present in person or represented by proxy.

[ ]	Proxy Delivery Requirement: NYSE Amex requires the solicitation of proxies and delivery of proxy statements for all shareholder meetings, and requires that these proxies shall be solicited pursuant to a proxy statement that conforms to SEC proxy rules. The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act and Rule 405 under the Securities Act and the equity securities of the Company are accordingly exempt from the proxy rules set forth in Sections 14(a), 14(b), 14(c) and 14(f) of the Exchange Act. The Company solicits proxies in accordance with applicable rules and regulations in Canada.

[ ]

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

The Company believes that foregoing are consistent with the laws, customs and practices in Canada.

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

Audited Consolidated Financial Statements

Report of the Independent Auditor dated February 18, 2011 on Internal Control over financial reporting and on the Consolidated Balance Sheets as at December 31, 2010 and 2009, Consolidated Statements of Earnings, Comprehensive Income, Retained Earnings, Accumulated other Comprehensive Income and Cash Flows for each of the years in the three-year period ended December 31, 2010, and the related notes including a summary of significant accounting policies.

ITEM 18.	CONSOLIDATED FINANCIAL STATEMENTS

The Company has elected to provide consolidated financial statements pursuant to Item 17 of Form 20-F.

ITEM 19.	EXHIBITS

Exhibit No.	Exhibit
1.1	Articles of the Company, including all amendments thereto(1)
1.2	By-Laws of the Company, including all amendments thereto(1)
2.1	Shareholder Rights Plan(2)
5.6	Letter Agreement dated February 5, 2009 between the Company and Mountain Lake Resources Inc. (3)
5.7	Addendum dated March 9, 2009 to the Letter Agreement dated February 5,2009 between the Company and Mountain Lake Resources Inc. (3)
8.1	List of Subsidiaries †
10.1	Acquisition Agreement and Amalgamation Agreement (Acquisition of Louvem Mines Inc.) (4)
10.2	Amended and Restated Shareholders’ Rights Plan (4)
12.1	Rule 13a-14(a)/15d-14(a) Certifications †
13.1	Certification of periodic financial report pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350 †
15.1	Audit Committee Charter (3)

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

(4)

The Acquisition and Amalgamation Agreements were filed on EDGAR on May 28, 2010 and the Amended and Restated Shareholders Rights Plan was filed on EDGAR on April 14, 2011. These documents are incorporated by reference in this Annual Report.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

RICHMONT MINES INC.
Registrant

Dated: May 4, 2011	By:	(/s/) Nicole Veilleux
Nicole Veilleux
Director, Finance

Consolidated Financial Statements of

RICHMONT MINES INC.

Years ended December 31, 2010, 2009 and 2008

INDEPENDENT AUDITOR’S REPORT

To the Shareholders of
Richmont Mines Inc.

We have completed integrated audits of Richmont Mines Inc.’s 2010, 2009 and 2008 consolidated financial statements and of its internal control over financial reporting as of December 31, 2010. Our opinions, based on our audits, are presented below.

Report on the consolidated financial statements

We have audited the accompanying consolidated financial statements of Richmont Mines Inc., which comprise the consolidated balance sheets as at December 31, 2010 and 2009 and the consolidated statements of earnings, comprehensive income, retained earnings, accumulated other comprehensive income and cash flows for each of the years in the three-year period ended December 31, 2010, and the related notes including a summary of significant accounting policies.

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles and for such internal control as management determines necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement. Canadian generally accepted auditing standards require that we comply with ethical requirements.

An audit involves performing procedures to obtain audit evidence, on a test basis, about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risks assessments, the auditor considers internal control relevant to the Company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting principles and policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our opinion on the consolidated financial statements.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Richmont Mines Inc. as at December 31, 2010 and 2009 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2010 in accordance with Canadian generally accepted accounting principles.

Report on internal control over financial reporting

We have also audited Richmont Mines Inc. internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission.

Management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s report on Internal Control over Financial Reporting.

INDEPENDENT AUDITOR’S REPORT

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

We believe that our audit provides a reasonable basis for our audit opinion on the Company’s internal control over financial reporting.

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

In our opinion, Richmont Mines Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Chartered Accountants
Montreal (Canada), February 18, 2011

[1] Chartered accountant auditor permit no. 22865

RICHMONT MINES INC.
Consolidated Financial Statements
Years ended December 31, 2010, 2009 and 2008

Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF EARNINGS
Years ended December 31 (in thousands of Canadian dollars)

	2010	2009	2008
	$	$	$
REVENUE
Precious metals	87,182	66,151	66,237
Other (note 4)	3,599	5,733	4,354
	90,781	71,884	70,591
EXPENSES
Operating costs	54,565	48,751	42,998
Royalties	2,075	1,563	1,591
Custom milling	1,863	3,708	1,785
Administration	4,571	3,681	3,665
Exploration and project evaluation (note 5)	7,217	7,066	10,547
Accretion expense - asset retirement obligations (note 6)	287	240	182
Depreciation, depletion and write-off	8,118	5,696	5,687
Loss (gain) on disposal of long term assets (note 7)	(489)	(594)	29

EARNINGS BEFORE OTHER ITEMS	12,574	1,773	4,107

MINING AND INCOME TAXES (note 8)	3,691	1,475	437

NET EARNINGS	8,883	298	3,670

NET EARNINGS (LOSS) ATTRIBUTABLE TO NON-CONTROLLING INTERESTS	(128)	(38)	2,035

NET EARNINGS ATTRIBUTABLE TO RICHMONT MINES SHAREHOLDERS	9,011	336	1,635

NET EARNINGS PER SHARE basic and diluted	0.31	0.01	0.07

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING (thousands)	28,687	26,108	24,047

DILUTED WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING (thousands)	29,016	26,215	24,047

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME AND DEFICIT
Years ended December 31 (in thousands of Canadian dollars)

	2010	2009	2008
	$	$	$
COMPREHENSIVE INCOME
Net earnings	8,883	298	3,670

Comprehensive income, net of income taxes:
Change in unrealized gain (loss) on available-for-sale investments	1,071	169	(599)
Realized losses (gains) on sale of available-for-sale investments included in net earnings	(210)	23	11
	861	192	(588)

Comprehensive income	9,744	490	3,082

Comprehensive income attributable to:
Richmont Mines shareholders	9,872	528	1,047
Non-controlling interests	(128)	(38)	2,035
	9,744	490	3,082
RETAINED EARNINGS

DEFICIT, BEGINNING OF YEAR	(2,789)	(3,096)	(4,647)

Net earnings attributable to Richmont Mines shareholders	9,011	336	1,635

Excess of acquisition cost over the non-controlling interests (note 3)	(5,125)	-	-

Redemption of shares (note 11)	-	(29)	(84)

RETAINED EARNINGS (DEFICIT), END OF YEAR	1,097	(2,789)	(3,096)

ACCUMULATED OTHER COMPREHENSIVE INCOME

BALANCE, BEGINNING OF YEAR	(44)	(236)	352

Changes in other comprehensive income for the year attributable to Richmont Mines shareholders	861	192	(588)

BALANCE, END OF YEAR	817	(44)	(236)

RETAINED EARNINGS (DEFICIT) AND ACCUMULATED OTHER COMPREHENSIVE INCOME, END OF YEAR	1,914	(2,833)	(3,332)

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED BALANCE SHEETS
December 31 (in thousands of Canadian dollars)

	2010	2009
	$	$
ASSETS
CURRENT ASSETS
Cash and cash equivalents	40,030	21,139
Shares of publicly-traded companies	1,311	741
Accounts receivable	1,892	1,213
Mining and income taxes receivable	1,745	1,500
Exploration tax credits receivable	3,474	1,348
Inventories (note 9)	7,364	7,360

	55,816	33,301
DEPOSITS RESTRICTED (note 6)	290	106

PROPERTY, PLANT AND EQUIPMENT (note 10)	61,540	51,823
	117,646	85,230
LIABILITIES

CURRENT LIABILITIES
Accounts payable and accrued charges	9,262	7,130
Mining and income taxes payable	2,674	1,235
	11,936	8,365
ASSET RETIREMENT OBLIGATIONS (note 6)	6,366	5,928

FUTURE MINING AND INCOME TAXES (note 8)	2,493	976
	20,795	15,269
SHAREHOLDERS’ EQUITY
Capital stock (note 11)	88,598	64,675
Contributed surplus (note 12)	6,339	6,133
Retained earnings (deficit)	1,097	(2,789)
Accumulated other comprehensive income (loss)	817	(44)
Non-controlling interests (note 3)	-	1,986
	96,851	69,961
	117,646	85,230
Commitments and subsequent events (note 15)

The accompanying notes are an integral part of the consolidated financial statements.

On behalf of the Board:

/s/ Martin Rivard	/s/ Michael Pesner
Martin Rivard	Michael Pesner
Director	Director

CONSOLIDATED STATEMENTS OF CASH FLOW
Years ended December 31 (in thousands of Canadian dollars)

	2010	2009	2008
	$	$	$
CASH FLOW FROM OPERATING ACTIVITIES
Net earnings	8,883	298	3,670
Adjustments for:
Depreciation, depletion and write-off	8,118	5,696	5,687
Stock-based compensation	803	484	526
Accretion expense - asset retirement obligations	287	240	182
Loss (gain) on disposal of long term assets	(489)	(594)	29
Loss (gain) on disposal of shares of publicly-traded companies	(210)	23	11
Future mining and income taxes	1,517	(110)	(359)
	18,909	6,037	9,746
Net change in non-cash working capital items (note 13)	(410)	(3,070)	2,371
	18,499	2,967	12,117
CASH FLOW USED IN INVESTING ACTIVITIES
Restricted cash and deposits	(184)	10	-
Disposal of shares of publicly-traded companies	501	199	689
Property, plant and equipment - Francoeur Mine	(9,144)	(1,976)	-
Property, plant and equipment - Island Gold Mine	(4,650)	(4,318)	(3,079)
Property, plant and equipment - Beaufor Mine	(2,462)	(1,092)	(127)
Other property, plant and equipment	(518)	(626)	(1,987)
Disposal of long term assets	533	9	91
Redemption of non-controlling interests	(325)	-	-
Acquisition of Patricia Mining Corp.	-	-	(6,984)
Cash received from an advance to a minority partner	-	-	750
	(16,249)	(7,794)	(10,647)
CASH FLOW FROM (USED IN) FINANCING ACTIVITIES
Issue of common shares	17,981	82	25
Common share issue costs	(1,340)	-	-
Redemption of common shares	-	(137)	(768)
Repayment of the long-term debt	-	-	(1,950)
Distribution to a minority partner	-	-	(47)
	16,641	(55)	(2,740)

Net increase (decrease) in cash and cash equivalents	18,891	(4,882)	(1,270)

Cash and cash equivalents, beginning of year	21,139	26,021	27,291

Cash and cash equivalents, end of year (note 18 d))	40,030	21,139	26,021

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2010, 2009 and 2008 (in thousands of Canadian dollars)

Richmont Mines Inc. (the “Company”), incorporated under Part 1A of the Quebec Companies Act, is engaged in mining, exploration and development of mining properties, principally gold.

1.

Significant accounting policies

The consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles. As described in note 20, these principles differ in certain material respects from the principles that the Company would have followed had its consolidated financial statements been prepared in accordance with generally accepted accounting principles in the United States. The significant accounting policies followed by the Company are as follows:

a)

Basis of consolidation

These consolidated financial statements reflect the accounts of the Company and of its subsidiaries: Camflo Mill Inc. (100%) and Louvem Mines Inc. (70% and 100% since June 30, 2010).

All inter-company transactions have been eliminated.

The Company’s 55% interest in the Island Gold Mine is consolidated until December 15, 2008 using the principles outlined in AcG-15, on the consolidation of variable interest entities due to an agreement for the financing of the interest held by the other participant of the development costs of the project. On December 16, 2008, the Company became full owner at 100% of the Island Gold Mine.

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

Cash is classified as assets held-for-trading. Shares of publicly-traded companies are classified as available-for-sale financial assets, accounts receivable and term deposits are classified as loans and receivables, and accounts payable and accrued charges are classified as other financial liabilities.

d)	Cash and cash equivalents Cash and cash equivalents comprise cash, term deposits, discount notes and banker’s acceptances with original maturity dates of less than 3 months.

e)	Shares of publicly-traded companies Shares of publicly-traded companies include investments in shares of publicly-traded companies and are recorded at fair value.

f)

Inventories

Supply, ore and precious metals inventories are valued at the lower of cost and net realizable value. The cost of inventories is determined using the weighted average cost formula. The cost of inventories is recognized as an operating cost expense in consolidated statement of earnings.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2010, 2009 and 2008 (in thousands of Canadian dollars)

g)

Exploration properties

The acquisition costs of exploration properties are capitalized as property, plant and equipment. Mining exploration expenditures are expensed as incurred until the date when the property is identified as having a development potential.

h)

Property, plant and equipment

Property, plant and equipment are recorded at cost, net of related government assistance. Expenditures incurred on properties identified as having development potential are capitalized as property, plant and equipment. Costs include interest on funds borrowed during a construction period and future costs of asset retirement obligation. Upon commencement of commercial production, construction costs are transferred to the various categories of property, plant and equipment. Property, plant and equipment at mine sites are depleted in accordance with the number of ounces sold on cost basis less residual values. The depletion rate is calculated according to the units-of-production method, using Proven and Probable Reserves. The estimated period of depletion is from 2 to 5 years according to the reserves of each production site. Depreciation of corporate assets is calculated using the straight-line method based on their anticipated useful lives which vary from 2 to 20 years. During the fiscal year, the Company revised the estimated useful life of its corporate office from 10 to 20 years. This revised estimation was recognized prospectively and, consequently, the annual depreciation and depletion cost is reduced by $49.

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

Net estimated undiscounted future cash flows from each mine and properties under development are calculated based on anticipated future metal production (Proven and Probable Reserves), estimated future realized metal prices, operating, capital and site restoration expenses and estimated future foreign exchange rates.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2010, 2009 and 2008 (in thousands of Canadian dollars)

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2010, 2009 and 2008 (in thousands of Canadian dollars)

2.

2010 Accounting changes

Business combinations, consolidated financial statements and non-controlling interests
During the second quarter of 2010, the Company decided to early adopt section 1582, “Business Combinations”, which replaces section 1581 of the same name, and sections 1601, “Consolidated Financial Statements” and 1602, “Non-Controlling Interests”, which together replace section 1600, “Consolidated Financial Statements”. These new sections harmonize significant aspects of Canadian accounting standards with the International Financial Reporting Standards (“IFRS”) that will be mandated for entities with fiscal years beginning on or after January 1, 2011. These sections are applied for business combinations that occurred on or after January 1, 2010 except for Section 1602 “Non-Controlling Interests” which is applied retrospectively.

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

Sections 1601 and 1602 dealing with consolidated financial statements require an entity to measure non-controlling interests upon acquisition either at fair value or at the non-controlling interests’ proportionate share of the acquirer’s identifiable net assets. In addition, in the case where one entity controls another entity, changes in a parent’s ownership interest in a subsidiary that do not result in a loss of control are accounted for as equity transactions. The new sections also require non-controlling interests to be presented as a separate component of shareholders’ equity. Application of the sections had an impact on the accounting of the acquisition of the non-controlling interests (note 3). Presentation of the non-controlling interests was also modified.

3.

Redemption of the non-controlling interests of a subsidiary

On May 18, 2010, Richmont reached an agreement with Louvem Mines Inc.’s (“Louvem”) shareholders regarding the Company’s proposed acquisition of the 30% of the issued and outstanding shares of Louvem that it did not previously own. Under terms of the transaction, 9222-0383 Quebec Inc., a wholly-owned subsidiary of Richmont, and Louvem merged on June 30, 2010, and formed a new company of the same name, namely Louvem Mines Inc. (“New Louvem”). On the date of the merger, New Louvem shareholders, other than Richmont, received one Richmont common share for each 5.4 New Louvem shares held. As a result, Richmont issued a total of 1,425,407 common shares at a price of $4.69, which was the closing price on the date of issue (this represents a total value of $6,685). In addition, Richmond paid a cash amount of $74 to shareholders with fractional share counts and incurred transaction- related fees of $251.

An adjustment of $5,125 was recorded in the Consolidated Statement of Retained Earnings, which represents the difference between the $7,010 total cost of the acquisition of the non-controlling interests (including transaction related fees) and its book value of $1,885.

4.

Other revenue

Other revenue includes interest income on cash, variation on fair value on cash equivalents of $177 ($135 in 2009 and $661 in 2008), gain and loss on disposal of shares of publicly-traded companies, foreign exchange gain ($9 in 2009 and $859 in 2008) and revenue from custom milling.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2010, 2009 and 2008 (in thousands of Canadian dollars)

5.	Exploration and project evaluation

	2010	2009	2008
	$	$	$
Island Gold Mine	4,561	3,136	2,293
Beaufor Mine	2,584	3,006	2,921
Francoeur Mine	151	1,812	109
Wasamac property	1,712	82	64
Cripple Creek property	838	23	18
Monique property	289	2	1
Golden Wonder and Valentine Lake properties	-	-	4,549
Other properties	104	47	12
Project evaluation	443	305	373

	10,682	8,413	10,340

Exploration tax credits	(3,465)	(1,347)	(643)
Reversal of exploration tax credits recorded in 2007 a)	-	-	850
	7,217	7,066	10,547

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
Years ended December 31, 2010, 2009 and 2008 (in thousands of Canadian dollars)

a)

Information used in the calculation of obligations

The following table sets forth the assumptions used in the calculation of the asset retirement obligations for the years ended December 31, 2010 and 2009:

	Total amount	Anticipated
	of the estimated	cash flow	Credit-adjusted
	cash flow	payment schedule	risk-free rate
	$		%
2010
Beaufor Mine	689	2013	4.0 and 5.5
Island Gold Mine	1,355	2015	4.0 and 5.5
Camflo Mill	3,998	2016	5.5
Francoeur Mine	634	2016	4.0 and 5.5

	6,676

2009
Beaufor Mine	604	2012	4.0 and 5.5
Island Gold Mine	1,190	2015	4.0 and 5.5
Camflo Mill	4,080	2016	5.5
Francoeur Mine	636	2016	4.0 and 5.5

	6,510

In 2009, cash payment schedules were revised from 2012 to 2016 for the Camflo Mill and the Francoeur Mine and from 2013 to 2015 for the Island Gold Mine.

b)	Changes in obligations
The following table sets forth the movement of the asset retirement obligations for the years ended December 31, 2010, 2009 and 2008:

	2010	2009	2008
	$	$	$
Balance, beginning of year	5,928	4,664	3,358
Accretion expense	287	240	182
Changes to estimated cash flow and payment schedules	151	1,024	1,164
Changes in liability related to the acquisition of Patricia Mining Corp.	-	-	(40)

Balance, end of year	6,366	5,928	4,664

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2010, 2009 and 2008 (in thousands of Canadian dollars)

c)

Deposits restricted and letters of credit

As at December 31, 2010, the Company has $106 in deposits restricted with Quebec’s government, $184 in deposits restricted with Ontario’s government and a credit facility is available to the Company in the amount of $3,000 for the issuance of letters of credit as guarantees for the settlement of asset retirement obligations. The credit facility has a fixed fee of 0.85% (0.85% in 2009). The following table provides the allocation of deposits restricted and letters of credit issued as at December 31, 2010:

	2010	Date of
	$	renewal
Deposits restricted
Island Gold Mine (Lochalsh property)	184
Beaufor Mine	52
Francoeur Mine	54
	290
Letters of credit
Camflo Mill	1,332	January 20, 2011
Island Gold Mine (Kremzar property)	797	January 26, 2011
	2,129

As at December 31, 2009, the Company had guaranteed the restoration of its mining sites by $106 in deposits restricted with Quebec’s government and by the pledge of letters of credit amounting to $2,106.

7.	Loss (gain) on disposal of long term assets

The loss (gain) on disposal of long term assets includes the following items:

	2010	2009	2008
	$	$	$
Corporate building a)	(496)	-	-
Valentine Lake property b)	-	(650)	-
Mining equipment	7	56	29
	(489)	(594)	29

a)	On January 4, 2010, the Company sold a corporate building with a net book value of $34 for a cash consideration of $530.

b)

On February 11, 2009, the Company entered into an agreement with Mountain Lake Resources Inc. (“Mountain Lake”) in which it granted Mountain Lake an option to purchase Richmont’s 70% interest in the Valentine Lake Property located in Central Newfoundland. On December 31, 2010, Mountain Lake owns a 30% interest in the Property (note15). Mountain Lake, as an option fee, has issued, in April 2009, 2,500,000 common shares to the Company for a fair value of $650, or $0.26 per share.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2010, 2009 and 2008 (in thousands of Canadian dollars)

8.

Mining and income taxes

The income tax expense attributable to earnings differs from the amounts computed by applying the combined federal and provincial income tax rate of 30.56% (32.41% in 2009 and 32.23% in 2008) to earnings before mining and income taxes as a result of the following:

	2010	2009	2008
	$	$	$
Earnings before mining and income taxes	12,574	1,773	4,107

Tax expense at combined statutory rate	3,842	575	1,324
Increase (decrease) in mining and income taxes resulting from:
Resource allowance deduction	(426)	(193)	(204)
Deductible mining taxes	(317)	5	(601)
Part XII.6 tax	176	-	-
Change in the valuation allowance	(609)	(3,483)	(931)
Impact of the change in tax rates	(407)	669	98
Prior years future income taxes adjustment	(8)	3,395	123
Non deductible expenses	256	41	195
Other	124	182	(483)

Income taxes	2,631	1,191	(479)
Mining tax	1,060	284	916

Total mining and income tax expense	3,691	1,475	437

Mining and income tax expense consist of:

	2010	2009	2008
	$	$	$
Current taxes	2,174	1,585	796
Future taxes	1,517	(110)	(359)
	3,691	1,475	437

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2010, 2009 and 2008 (in thousands of Canadian dollars)

The tax effect of temporary differences, that give rise to significant portions of the future tax assets and future tax liabilities at December 31, 2010 and 2009, are presented below:

	2010	2009
	$	$
Long-term future tax asset:
Property, plant and equipment	3,562	2,399
Asset retirement obligations	2,035	1,870
Harmonization of Ontario’s fiscal credits	447	582
Share issue costs	298	94
Losses carried forward	383	1,955
Deductible future mining taxes	532	215

Future tax asset	7,257	7,115
Less valuation allowance	(6,348)	(6,589)

	909	526
Long-term future tax liability:
Property, plant and equipment	(2,743)	(1,222)
Exploration credit	(547)	(280)
Shares of publicly-traded companies	(112)	-

	(3,402)	(1,502)

Net long-term future tax liability	(2,493)	(976)

As presented on consolidated balance sheets:
Future mining and income tax asset	-	-
Future mining and income tax liability	(2,493)	(976)

	(2,493)	(976)

Non-refundable provincial tax credits of $3,399 and non-refundable federal tax credits of $2,400, which may be used within the next ten to twenty years to reduce income taxes otherwise payable, have not been accounted for by the Company.

At December 31, 2010, the Company has net operating Quebec losses carry forwards of approximately $7,146 which expire at various dates through 2025.

9.	Inventories

	2010	2009
	$	$
Precious metals	903	1,859
Ore	4,003	3,146
Supplies	2,458	2,355
	7,364	7,360

During the year, no write-down of inventories was recorded as an expense ($71 in 2009). There was no reversal of write-down in 2010 and 2009.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2010, 2009 and 2008 (in thousands of Canadian dollars)

10.	Property, plant and equipment

	Mining sites under production						Corporate office			Mine under	Total
										development
	Mining properties a)	Development costs	Buildings	Equipment	Asset retirement obligations	Total	Buildings and leasehold improvements	Equipment and rolling stock	Total
	$	$	$	$	$	$	$	$	$	$	$
Gross carrying
amount
Balance at
January 1, 2010	1,564	45,767	6,588	14,079	3,435	71,433	1,476	560	2,036	2,442	75,911
Acquisitions	350	4,482	826	2,157	-	7,815	-	28	28	9,858	17,701
Disposals and
write-off	(103)	-	-	(339)	-	(442)	(311)	-	(311)	-	(753)
Transfers	-	-	-	(44)	-	(44)	-	(9)	(9)	41	(12)
Revised costs	-	-	-	-	151	151	-	-	-	-	151
Balance at
December 31,
2010	1,811	50,249	7,414	15,853	3,586	78,913	1,165	579	1,744	12,341	92,998
Depreciation and
depletion
Balance at
January 1, 2010	888	13,632	2,571	4,841	1,068	23,000	648	413	1,061	27	24,088
Depreciation and
depletion	28	5,175	547	1,534	322	7,606	42	46	88	-	7,694
Disposals and
write-off	-	-	-	(35)	-	(35)	(277)	-	(277)	-	(312)
Transfers	-	-	-	(12)	-	(12)	-	-	-	-	(12)
Balance at
December 31,
2010	916	18,807	3,118	6,328	1,390	30,559	413	459	872	27	31,458
Carrying amount
at December 31,
2010	895	31,442	4,296	9,525	2,196	48,354	752	120	872	12,314	61,540

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2010, 2009 and 2008 (in thousands of Canadian dollars)

		Mining sites under production					Corporate office			Mine under	Total
										development
	Mining properties a)	Development costs	Buildings	Equipment	Asset retirement obligations	Total	Buildings and leasehold improvements	Equipment and rolling stock	Total
	$	$	$	$	$	$	$	$	$	$	$
Gross carrying
amount
Balance at
January 1, 2009	1,564	42,859	5,955	12,518	2,493	65,389	1,476	736	2,212	-	67,601
Acquisitions	-	3,724	633	1,942	-	6,299	-	40	40	2,239	8,578
Disposals and
write-off	-	(816)	-	(115)	(82)	(1,013)	-	(176)	(176)	-	(1,189)
Transfers	-	-	-	(266)	-	(266)	-	(40)	(40)	203	(103)
Revised costs	-	-	-	-	1,024	1,024	-	-	-	-	1,024
Balance at
Decembre 31,
2009	1,564	45,767	6,588	14,079	3,435	71,433	1,476	560	2,036	2,442	75,911
Depreciation
and depletion
Balance at
January 1, 2009	860	10,936	2,131	3,959	651	18,537	550	475	1,025	-	19,562
Depreciation and
depletion	28	3,512	440	1,021	499	5,500	98	71	169	27	5,696
Disposals and
write-off	-	(816)	-	(36)	(82)	(934)		(133)	(133)	-	(1,067)
Transfers	-	-	-	(103)	-	(103)	-	-	-	-	(103)
Balance at
December 31,
2009	888	13,632	2,571	4,841	1,068	23,000	648	413	1,061	27	24,088
Carrying
amount at
December 31,
2009	676	32,135	4,017	9,238	2,367	48,433	828	147	975	2,415	51,823

a)

On February 11, 2009, the Company entered into an agreement with Mountain Lake Resources Inc. (“Mountain Lake”) in which it granted Mountain Lake an option to purchase Richmont’s 70% interest in the Valentine Lake Property located in Central Newfoundland. On December 31, 2010, Mountain Lake owns a 30% interest in the Property.

Mountain Lake may exercise the option over a five-year period by making option payments to Richmont for an additional $3,000 and by incurring $1,000 in exploration and development expenditures on the Property within that timeframe. The option payments may be in cash, or 50% in cash and 50% in Mountain Lake common shares, at the sole election of Mountain Lake. The option payments can be made in instalments by the second, third, and fourth years of the five-year period. Moreover, $500 of the exploration and development expenditures must be incurred by the end of the second year and the remaining $500 must be incurred by the end of the fifth year. On January 25, 2011, Mountain Lake exercised its option (note 15).

During the year ended December 31, 2010, the Beaufor Mine’s average depletion rate was 65 dollars per ounce sold ($43 in 2009 and $41 in 2008), the Island Gold Mine’s average depletion rate was 128 dollars per ounce sold ($104 in 2009 and $100 in 2008). Camflo Mill has an average depletion rate of 0.92 dollars per processed tonnes for the year ended December 31, 2010 ($2.14 in 2009 and $1.25 in 2008).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2010, 2009 and 2008 (in thousands of Canadian dollars)

11.	Capital stock

Authorized: Unlimited number of common shares with no par value

	Number	2010	Number	2009	Number	2008
	of shares	Amount	of shares	Amount	of shares	Amount
	(thousands)	$	(thousands)	$	(thousands)	$
Issued and paid:
Common shares
Balance, beginning of year	26,104	64,675	26,113	64,672	24,053	61,016
Issue of shares for cash a)
Common	3,300	16,500	-	-	-	-
Exercise of stock options	401	2,078	34	111	9	34
Issue of shares in exchange for non-controlling interests a)	1,425	6,685	-	-	-	-
Issue of shares related to Patricia Mining’s acquisition	-	-	-	-	2,347	4,375
Common shares issue costs a)	-	(1,340)	-	-	-	-
Redemption of shares b)	-	-	(43)	(108)	(296)	(753)
Balance, end of year	31,230	88,598	26,104	64,675	26,113	64,672

a)

Issue of shares

In 2010, the Company issued 401,000 common shares (34,000 in 2009 and 9,000 in 2008) following the exercise of stock options and received cash proceeds in the amount of $1,481 ($82 in 2009 and $25 in 2008). Contributed surplus was reduced by $597 ($29 in 2009 and $9 in 2008) which represents the fair value of the exercised stock options.

In June 2010, the Company issued, through a public offering, 3,300,000 common shares at $5.00 each, for gross proceeds of $16,500. An amount of $1,340 has been incurred relating to the issuance of common shares, creating a non recorded future tax asset of $368.

On June 30, 2010, the Company issued 1,425,407 common shares at a price of $4.69 each, which is the closing price on the date of issue, as a result of the acquisition of the non-controlling interests of a subsidiary (note 3). Consequently, an amount of $6,685 was recorded to capital stock.

b)

Redemption of shares

In December 2008, the Company had made a normal course issuer bid to purchase its outstanding common shares. The Company could purchase between December 5, 2008 and December 4, 2009, up to 1,188,000 common shares, representing approximately 5% of the 23,776,653 common shares of the Company issued and outstanding on November 21, 2008.

In 2009, the Company redeemed and cancelled 43,500 common shares (296,200 in 2008) for $137 in cash ($768 in 2008). This transaction increased the deficit by $29 ($84 in 2008) and increased the contributed surplus by $0 ($69 in 2008).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2010, 2009 and 2008 (in thousands of Canadian dollars)

c)

Stock Option Purchase Plan

The Company has a Stock Option Purchase Plan under which options to acquire common shares may be granted to its directors, officers, employees and non-employees. According to this plan, established in 1995 and amended in 1997, 2002, 2003, 2007 and 2009, the Company may grant options for up to 5,245,000 common shares. The exercise price of each option is the market price of the Company’s stock on the previous day of the grant and the maximum term of the options granted is 10 years. 20% of the options are vested on the grant date and vest cumulatively thereafter on every anniversary date over a total length of four years. However, on February 4, 2010, the Board of Directors decided to grant its members remuneration that is partly based on share options, that are vested in thirds one year after the grant date and then vest cumulatively thereafter on every anniversary date over a total length of three years.

A summary of the status, in 2010 and 2009, of the Company’s Stock Option Purchase Plan, and changes during the years then ended, is presented below:

		2010		2009
		Weighted		Weighted
	Number	average	Number	average
	of options	exercise price	of options	exercise price
	(thousands)	$	(thousands)	$
Options outstanding, beginning of year	2,480	3.53	2,308	3.84
Granted	846	4.52	490	3.18
Exercised	(401)	3.69	(34)	2.42
Cancelled	(109)	3.97	(91)	4.01
Expired	(505)	5.27	(193)	6.34

Options outstanding, end of year	2,311	3.46	2,480	3.53

Exercisable options, end of year	1,098	3.11	1,529	3.90

The following table summarizes information about the Stock Option Purchase Plan at December 31, 2010:

	Options outstanding at December 31, 2010			Exercisable options at
				December 31, 2010
Exercise	Number	Weighted average	Weighted average	Number	Weighted average
price	of options	remaining contractual	exercise price	of options	exercise price
	(thousands)	life (years)	$	(thousands)	$
$1.80 to $2.07	411	3.0	1.91	203	1.89
$2.74 to $4.04	1,014	2.1	3.17	720	3.11
$4.12 to $5.41	886	3.6	4.51	175	4.51
	2,311	2.8	3.46	1,098	3.11

During 2010, the Company granted 846,000 stock options (490,000 in 2009 and 445,000 in 2008) to senior executives and management. The weighted average fair value of these stock options at the grant date, calculated using the Black- Scholes option pricing model, is $2.10 ($1.45 in 2009 and $0.76 in 2008).

The compensation costs were calculated using the Black-Scholes option pricing model with the following assumptions:

	2010	2009	2008
Risk-free interest rate	2.2%	2.3%	3.2%
Expected life	4 years	4 years	4 years
Expected volatility	62%	56%	39%
Expected dividend yield	0.0%	0.0%	0.0%

In 2010, the stock-based compensation costs charged to earnings amount to $803 ($484 in 2009 and $526 in 2008). The contributed surplus was increased by the same amounts.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2010, 2009 and 2008 (in thousands of Canadian dollars)

12.	Contributed surplus

	2010	2009
	$	$
Balance, beginning of year	6,133	5,678
Stock-based compensation	803	484
Options exercised	(597)	(29)
Balance, end of year	6,339	6,133

13.	Consolidated statements of cash flow

	2010	2009	2008
	$	$	$
Change in non-cash working capital items
Accounts receivable	(679)	(227)	151
Mining and income taxes receivable (payable)	1,194	(368)	250
Exploration tax credits receivable	(2,126)	(716)	935
Inventories	(4)	(1,348)	(126)
Accounts payable and accrued charges	1,205	(411)	1,161
	(410)	(3,070)	2,371
Supplemental information
Cash received (paid) during the year:
Interests	220	175	1,188
Mining and income taxes	364	(1,391)	(372)
Items not affecting cash and cash equivalents:
Property, plant and equipment increase as a result of the revision of the estimated payment schedule and the estimated cash flow of the asset retirement obligations	151	1,024	1,164
Common shares of public company received as consideration from disposal of mining assets (note 7)	-	650	-
Issue of shares in exchange for non-controlling interests	6,685	-	4,375
Distribution presented as a reduction of the advance to a minority partner	-	-	904
Distribution presented as a reduction of contribution from a minority partner	-	-	90
Distribution presented as a reduction of accounts receivable	-	-	129

Accounts payable and accrued charges related to development projects and other property, plant and equipment	1,691	764	255

14.	Pension plan The Company contributes a percentage of its Canadian payroll expense to a defined contribution plan. The expense in 2010 was $520 ($464 in 2009 and $357 in 2008).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2010, 2009 and 2008 (in thousands of Canadian dollars)

15.	Commitments and subsequent events

On January 24, 2011, the Company received $3,000 for the sale of its 70% interest in the Valentine Lake property located in Central Newfoundland. In accordance with a letter agreement, Mountain Lake Resources Inc. paid the Company an option fee of 2,500,000 of its common shares in April 2009, has incurred an amount of $1,000 of exploration and development expenditures on the property, and paid a sum of $3,000 in cash, as agreed to by the parties, which will give rise to a gain on the disposal of mining assets, in January 2011, for the same amount.

By virtue of an agreement to acquire 19% of the Monique property currently owned by SOQUEM, the Company undertook to complete $400 of exploration work on the property on or before February 28, 2011. As at December 31, 2010, $289 of exploration work had been completed. Once the acquisition has been completed, the Company will own 100% of the Monique property.

The Company is subject to pay royalties on 50% of the production of the Beaufor Mine at the rate of $30 per ounce produced, a 3% royalty per ounce produced at the Island Gold Mine, and on other properties if such other properties are brought into commercial production.

The Company is committed, under a lease expiring in November 2014, to pay a sum of $249 for a space. Minimum lease payments for the next four years amount to $64 in 2011, 2012 and 2013 and to $57 in 2014.

16.	Contingency

A fully owned subsidiary, acquired in December 2008, is currently being subject to a tax review concerning a December 2006 financing done through the issuance of flow-through common shares. Patricia Mining Corp., now no longer in operations, entered into agreements with subscribers which required it to incur $1,990 of Canadian Exploration Expenses by December 31, 2007. According to governmental authorities, an amount of $1,511 of exploration expenses was not incurred by that date. The Company disagrees and intends to challenge this position. At this time, it is not possible to determine if there are any negative tax consequences for investors, or if there are any related amounts to be paid by the Company.

In addition, the Company is involved in a normal course litigation. Management is of the opinion that the basis of this litigation is unfounded and, consequently, no provision has been accounted for in the financial statements in this respect.

17.	Capital disclosures

The Company’s objectives when managing its capital are to safeguard the Company’s ability to continue as a going concern in order to support ongoing exploration programs and the development of its mining assets, to provide sufficient working capital to meet its ongoing obligations and to pursue potential investments.

The Company defines its capital as its shareholders’ equity.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2010, 2009 and 2008 (in thousands of Canadian dollars)

18.	Financial instruments and risk management

a)	Fair value of financial instruments

The Company has classified its cash as assets held-for-trading, its shares of publicly-traded companies as available-for-sale financial assets, its term deposits and accounts receivable as loans and receivables, and its accounts payable and accrued charges as other financial liabilities as defined by the CICA Handbook Section 3855, “Financial Instruments – Recognition and Measurement”.

The following table presents the carrying amounts and fair values of each financial instruments category:

	December 31, 2010		December 31, 2009
	Book	Fair	Book	Fair
	value	value	value	value
	$	$	$	$

Held-for-trading financial assets
Cash a)	28,470	28,470	10,253	10,253

Available-for-sale financial assets
Shares of publicly-traded companies b)	1,311	1,311	741	741

Loans and receivables
Accounts receivable a)	116	116	194	194
Term deposits a)	11,560	11,560	10,886	10,886

	11,676	11,676	11,080	11,080

Other financial liabilities
Accounts payable and accrued charges a)	9,143	9,143	7,078	7,078

a)

The Company owns and assumes financial assets and liabilities such as cash, accounts receivable, term deposits, as well as accounts payable and accrued charges. The fair value of these financial assets and liabilities approximates their book value as these items will be realized or settled in the short term.

b)	The fair value of shares of publicly-traded companies is the bid price.

The variation on fair value of cash equivalents is $177 ($135 in 2009 and $661 in 2008) and interest income from the advance to a minority partner was $245 in 2008.

b)	Fair value hierarchy

Financial instruments recognized at fair value on the Consolidated Balance Sheet must be classify fair value measurements using a fair value hierarchy that reflects the significance of the inputs used in making the measurement, the fair value hierarchy levels are as follow:

Level 1:	quoted prices (unadjusted) observed in active markets for identical assets or liabilities;

Level 2:	valuation techniques based on inputs other than quoted prices included in level 1, that are either directly or indirectly observable;

Level 3:	valuation techniques with significant unobservable market inputs.

The fair value measurements of shares of publicly-traded companies have been classified at level one from the fair value hierarchy. This valuation is based on bid price of the stock.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2010, 2009 and 2008 (in thousands of Canadian dollars)

c)	Market risk

The Company is exposed to gold price fluctuations and to fluctuations of the US dollar compared to the Canadian dollar. The Company manages its exposure to these risks through the occasional use of derivative financial instruments and gold commodity contracts. The Company is also exposed to share price fluctuations of the shares that it holds in shares of publicly-traded companies and to fluctuations of interest rates for its cash and cash equivalents. The risks and the management of those risks were unchanged compared to previous years.

The Board of Directors approves all policies concerning the use of derivative financial instruments and gold sales contracts. The Company does not hold any financial instrument or derivative financial instrument for trading or speculative purposes.

Foreign exchange risk

The price of gold is established in US dollars; to manage its exposure due to the fluctuation of the US dollar, the Company can occasionally enter into various types of foreign exchange contracts. During the years 2010, 2009 and 2008, the Company did not enter into any forward exchange contracts. At December 31, 2010 and 2009, assets and liabilities denominated in US dollars are not significant.

Commodity price risk

For its gold production, the Company can reduce its risk of a decrease in the price of gold through the occasional use of forward sales contracts and put and call options. The risk related to fluctuation of gold price is unchanged from the previous years. In 2010, 2009 and 2008, the Company did not enter into any hedging contracts for its gold production.

Interest rate risk

The cash and cash equivalents carry interest and therefore, the Company is exposed to a variation of their interest rate at their renewal. Based on the exposures as at December 31, 2010, and assuming that all other variables remain constant, an increase or decrease of 25 basis point of the interest rate would result in an increase or decrease of $97 in net earnings.

d)	Credit risk

Financial instruments that expose the Company to market risk and to a credit risk consist of cash and cash equivalents and accounts receivable. The Company invests its cash and cash equivalents in high-quality securities issued by government agencies, financial institutions and major corporations, and limits the amount of credit exposure by diversifying its holdings. At December 31, 2010, the Company’s cash and term deposits are held through three financial institutions (at December 31, 2009 and 2008, two financial institutions).

The following table presents the composition of cash and cash equivalents:

	2010	2009	2008
	$	$	$

Cash a)	28,470	10,253	7,722
Cash equivalents
Term deposits, 1.05% to 1.20% (0.90% in 2009), maturing in January, February and March 2011	11,560	10,886	-
Discount notes, 1.55% to 2.48%	-	-	16,487
Banker’s acceptances, 3.10%	-	-	1,812

	40,030	21,139	26,021

a)

In 2010, 73% of cash is invested with effective rates varying from 1.20% to 1.50%, and 22% at effective rates varying from 0.50% to 0.75%. (In 2009, 49% of cash was invested with effective rates varying from 0.75% to 0.95%).

The Company does not obtain any security to support financial instruments subject to credit risk but mitigates this risk by dealing only with a diverse group of financially sound counterparties and, accordingly, does not anticipate any loss for non-performance. The credit risk and its management are the same as those of the previous years.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2010, 2009 and 2008 (in thousands of Canadian dollars)

e)	Liquidity risk

The objective of management with respect to liquidity risk is to hold enough cash and cash equivalents in order to ensure that the Company has the necessary funds to meet its obligations.

Accounts payable and accrued charges are due in the next financial year.

19.	Segmented information

The Company operates gold mines at different sites in Quebec and Ontario. These operating sites are managed separately given their different locations. The Company assesses the performance of each segment based on earnings (loss) before other items. Accounting policies for each segment are the same as those used for the preparation of the consolidated financial statements.

2010			Exploration,
			corporate
	Quebec	Ontario	and others	Total
	$	$	$	$

Revenue	31,820	58,543	418	90,781
Mine operating costs and others	22,135	36,867	4,359	63,361
Exploration and project evaluation	2,699	4,561	(43)	7,217
Depreciation, depletion and write-off	1,620	6,190	308	8,118
Loss (gain) on disposal of long term assets	-	7	(496)	(489)

Earnings (loss) before other items	5,366	10,918	(3,710)	12,574

Acquisition of property, plant and equipment	11,698	4,650	426	16,774

Current assets	4,295	7,260	44,261	55,816
Deposits restricted	106	184	-	290
Property, plant and equipment	19,078	40,318	2,144	61,540

Total assets	23,479	47,762	46,405	117,646

2009			Exploration,
			corporate
	Quebec	Ontario	and others	Total
	$	$	$	$

Revenue	28,764	42,938	182	71,884
Mine operating costs and others	21,824	32,739	3,380	57,943
Exploration and project evaluation	4,626	3,136	(696)	7,066
Depreciation and depletion	1,454	4,034	208	5,696
Loss (gain) on disposal of long term assets	2	12	(608)	(594)

Earnings (loss) before other items	858	3,017	(2,102)	1,773

Acquisition of property, plant and equipment	3,358	4,318	336	8,012

Current assets	8,606	6,517	18,178	33,301
Deposits restricted	106	-	-	106
Property, plant and equipment	8,299	41,475	2,049	51,823

Total assets	17,011	47,992	20,227	85,230

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2010, 2009 and 2008 (in thousands of Canadian dollars)

2008			Exploration,
			corporate
	Quebec	Ontario	and others	Total
	$	$	$	$

Revenue	33,452	35,183	1,956	70,591
Mine operating costs and others	20,327	26,771	3,123	50,221
Exploration and project evaluation	2,821	2,293	5,433	10,547
Depreciation and depletion	1,589	3,794	304	5,687
Loss (gain) on disposal of long term assets	8	23	(2)	29

Earnings (loss) before other items	8,707	2,302	(6,902)	4,107

Acquisition of property, plant and equipment	576	3,079	1,538	5,193

Current assets	10,260	4,067	20,515	34,842
Property, plant and equipment	5,137	40,644	2,258	48,039

Total assets	15,397	44,711	22,773	82,881

In 2010, 71% of precious metals have been sold through US brokers (92% in 2009 and 41% in 2008).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2010, 2009 and 2008 (in thousands of Canadian dollars)

20.	Effect of applying United States generally accepted accounting principles

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). Had these consolidated financial statements been prepared in accordance with United States generally accepted accounting principles (US GAAP), the effect on net earnings, property, plant and equipment, accumulated other comprehensive income, shareholders’ equity and on consolidated statements of cash flow would have been as follows:

	2010	2009	2008
	$	$	$

Net earnings attributable to Richmont Mines shareholders, reported under Canadian GAAP	9,011	336	1,635

Add (deduct):
Difference in accounting related to investments a)	94	(4)	(1)
Difference in accounting related to stock-based compensation b)	80	48	58
Exploration and development costs related to mining properties c)	(8,163)	(902)	393
Depreciation and depletion d)	2,281	2,101	2,712
Non-controlling interests e)	-	-	(1,221)

Net earnings reported under US GAAP	3,303	1,579	3,576

Net earnings per share reported under US GAAP
Basic and diluted	0.11	0.06	0.15

Property, plant and equipment reported under Canadian GAAP	61,540	51,823	48,039
Exploration and development costs related to mining properties c)	(39,931)	(31,768)	(30,865)
Company acquisition	9,645	9,645	9,645
Cumulative depreciation and depletion d)	5,662	3,381	1,280

Property, plant and equipment reported under US GAAP	36,916	33,081	28,099

Accumulated other comprehensive income under Canadian GAAP	817	(44)	(236)
Difference in accounting related to investments a)	-	94	90

Accumulated other comprehensive income under US GAAP	817	50	(146)

Shareholders’ equity reported under Canadian GAAP	96,851	69,961	69,042
Difference in accounting related to exploration costs c)	(39,931)	(31,768)	(30,865)
Depreciation and depletion d)	5,662	3,381	1,280
Difference in accounting related to share of non-controlling interests e)	9,645	9,645	9,645
Difference in accounting related to investments a)	-	94	90

Shareholders’ equity reported under US GAAP	72,227	51,313	49,192

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2010, 2009 and 2008 (in thousands of Canadian dollars)

	2010	2009	2008
	$	$	$

Cash flow from operating activities under Canadian GAAP	18,499	2,967	12,117
Exploration and development costs related to mining properties c)	(8,163)	(902)	393

Cash flow from operating activities under US GAAP	10,336	2,065	12,510

Cash flow used in investing activities under Canadian GAAP	(16,249)	(7,794)	(10,647)
Exploration and development costs related to mining properties c)	8,163	902	(393)

Cash flow used in investing activities under US GAAP	(8,086)	(6,892)	(11,040)

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
Years ended December 31, 2010, 2009 and 2008 (in thousands of Canadian dollars)

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

In August 2009, the FASB amended guidance in “FASB Accounting Standards CodificationTM ” (ASC) 820, “Fair Value Measurements and Disclosures”, to clarify how entities should estimate the fair value of liabilities. The amendments provide clarification that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value using one or more of the following valuation techniques: (1) a valuation technique that uses (a) the quoted price of the identical liability when traded as an asset or (b) quoted prices for similar liabilities or similar liabilities when traded as assets and / or (2) another valuation technique that is consistent with fair value principles such as an income or market approach. The amendments also clarify that when estimating the fair value of a liability, a reporting entity is not required to consider the existence of transfer restrictions on that liability. The adoption had no material impact on the consolidated financial statements of the Company.

In January 2010, the FASB updated guidance in “FASB Accounting Standards CodificationTM ” (ASC) 820, “Fair Value Measurements and Disclosures”, to require additional disclosures related to possible transfers between level 1 and level 2 and more disclosures about the valuation techniques made for elements of level 3. The adoption had no material impact on the consolidated financial statements of the Company.

21.	Comparative figures

Certain comparative figures provided for fiscal years 2009 and 2008 have been reclassified to conform with the presentation adopted for the fiscal year ended December 31, 2010.

EXHIBIT 8.1

List of Subsidiaries

Name	Country of Incorporation	Proportion of Ownership

Louvem Mines Inc.	Canada	100%
Camflo Mill Inc.	Canada	100%
Patricia Mining Corp.	Canada	100%

EXHIBIT 12.1

CERTIFICATION

I, Martin Rivard, certify that:

1. I have reviewed this annual report on Form 20-F of Richmont Mines Inc. (the “Company”);

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

Date: May 4, 2011

(/s/) Martin Rivard
Martin Rivard
President and Chief Executive Officer

CERTIFICATION

I, Nicole Veilleux, certify that:

1. I have reviewed this annual report on Form 20-F of Richmont Mines Inc. (the “Company”);

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

Date: May 4, 2011

(/s/) Nicole Veilleux
Nicole Veilleux
Director, Finance

EXHIBIT 13.1

Certification of Periodic Financial Report

Pursuant to Section 906

of the

Sarbanes-Oxley Act of 2002,

18 U.S.C. Section 1350

In connection with the Annual Report of Richmont Mines Inc. (the “Company”) on Form 20-F for the period ending December 31, 2010 as filed with Securities and Exchange Commission on the date hereof (the “Report”), I, Martin Rivard, President and Chief Executive Officer of the Company hereby certify that the Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that the information contained in the Annual Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: May 4, 2011

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

Certification of Periodic Financial Report

Pursuant to Section 906

of the

Sarbanes-Oxley Act of 2002,

18 U.S.C. Section 1350

In connection with the Annual Report of Richmont Mines Inc. (the “Company”) on Form 20-F for the period ending December 31, 2010 as filed with Securities and Exchange Commission on the date hereof (the “Report”), I, Nicole Veilleux, Director, Finance of the Company hereby certify that the Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that the information contained in the Annual Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: May 4, 2011

(/s/) Nicole Veilleux
Nicole Veilleux
Director, Finance

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