Form 20-F
period 2011-12-31
RICHMONT MINES INC
filed 2012-04-27
CIK 1023996

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

 [   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

 [ XXX ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2011

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

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: As of December 31, 2011: 33,109,963.

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

Yes [   ] No [ X ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer [ ]	Accelerated Filer [ X ]	Non-Accelerated Filer [ ]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing.

US GAAP [ ]	International Financial Reporting Standards as issued by [ X ]	Other [ ]
the International Accounting Standards Board

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

Item 17[   ] Item18 [   ]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes [   ] No [ X ]

Forward-Looking Statements

This Annual Report includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All statements other than statements of historical facts included in this Annual Report, including, without limitation, those regarding the Corporation’s financial position, business strategy, budgets, reserve estimates, development and exploitation opportunities and projects, classification of reserves, and plans and objectives of management for future operations, are forward-looking statements. Although the Corporation believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Such forward-looking statements reflect the Corporation’s views as at the date of this Form 20-F and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Corporation or industry results, to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the Risk Factors set forth in “Item 3. Key Information - Risk Factors”. Given these uncertainties, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date made. Except as otherwise required by law, the Corporation expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any such statements to reflect any change in the Corporation’s expectations or any change in events, conditions or circumstances on which any such statement is based.

Note to Investors Concerning Certain Measures of Performance

Throughout this document, the Corporation uses performance indicators that are not defined according to International Financial Reporting Standards (“IFRS”), such as the total cash cost of production per ounce sold for each of the Corporation’s properties, excluding the rates of depreciation per ounce. These performance indicators are widely used in the mining industry. Nonetheless, they are in no way a standard prescribed by IFRS. The Corporation believes that some investors use these indicators, in addition to the financial information prepared in accordance with IFRS, to evaluate the Corporation’s performance and its ability to generate cash. Consequently, this information must be considered supplementary and should not under any circumstances be regarded as a substitute for the performance indicators prepared in accordance with IFRS.

Adoption of International Financial Reporting Standards

The Corporation’s consolidated financial statements for the year ending December 31, 2011 are the first consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the International Accounting Standards Board. Also, IFRS requires that comparative financial information be provided. As a result, the Corporation restated its consolidated financial statements from January 1, 2010. See Notes 1 and 24 to the consolidated financial statements. Unless otherwise indicated, all amounts presented herein are based on IFRS.

Previously, the Corporation’s consolidated financial statements were prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). At that time, reference was made to notes to the consolidated financial statements included in the Annual Report for a discussion of the material differences between Canadian GAAP and U.S. generally accepted accounting principles (“U.S. GAAP”), and their effect on the Corporation’s consolidated financial statements. Statements prepared in accordance with IFRS are not comparable in all respects with financial statements that are prepared in accordance with either Canadian GAAP or with US GAAP.

Terminology

Unless otherwise specified, all units of measurement used in this report are expressed according to the metric system. The most commonly used conversion factors and their respective abbreviations are shown below:

1 troy ounce (oz) = 31.1035 grams (g)

1 metric tonne (t) = 1.1023 short ton (2,000 pounds)

1 metre (m) = 3.28 feet

Au: gold

g/t: gram per metric tonne

ha: hectare

NSR: Net Smelter Return

t/d: metric tonnes per day

cm: centimetre

mm: millimetre

kg: kilogram

g: gram

t/m3: metric tonnes per cubic metre

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

Measured Mineral Resources

A Measured Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, density, shape, and physical characteristics are so well established that they can be estimated with sufficient confidence to allow the appropriate application of technical and economic parameters to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, underground workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

Indicated Mineral Resources

An Indicated Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, density, shape, and physical characteristics can be estimated with a level of sufficient confidence to allow the appropriate application of technical and economic parameters to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, underground workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

Inferred Mineral Resources

An Inferred Mineral Resource is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, underground workings and drill holes.

Cash cost per ounce

Cash cost per ounce is comprised of minesite costs incurred during the period and applicable royalty payments. Cash cost per ounce is affected by various factors such as the quantity of gold produced, operating costs and Canadian dollar/US dollar exchange rates and is intended to provide investors with information about the cash generating capabilities of mining operations. Management uses this measure to monitor the performance of mining operations.

Net Smelter Return (NSR)

A royalty payment made by a producer of metals based on gross metal production from the property, less deduction of certain limited costs including refining, transportation and insurance costs.

Regulation 43-101

Standards of disclosure for mineral projects adopted by the Canadian Securities Administrators. This Regulation applies to all oral statements and written disclosure of scientific or technical information, including disclosure of a mineral resource or mineral reserve, made by or on behalf of an issuer in respect of a mineral project of the issuer.

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	Selected Financial Data

The selected financial data of Richmont Mines Inc. (consolidated with its wholly-owned subsidiaries, Camflo Mill Inc., Patricia Mining Corporation (“Patricia Mining”) and Louvem Mines Inc. (“Louvem”); herein referred to collectively as “Richmont Mines,” “Richmont” or the “Corporation”) set forth below has been derived from the consolidated financial statements of the Corporation which have been audited by Raymond Chabot Grant Thornton LLP, Chartered Accountants, as indicated in their Independent Registered Public Accounting Firm’s report as at December 31, 2011 and 2010 and January 1st, 2010 and which are included elsewhere in this Annual Report.

The selected financial data were extracted from the more detailed consolidated financial statements of the Corporation and related notes included in this Annual Report and should be read in conjunction with such consolidated financial statements and with the information appearing under the heading “Item 5 – Operating and Financial Review and Prospects.”

The Corporation’s consolidated financial statements for the year ending December 31, 2011 are the first consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the International Accounting Standards Board. Also, IFRS requires that comparative financial information be provided. As a result, the Corporation restated its consolidated financial statements from January 1, 2010. See Notes 1 and 24 of the consolidated financial statements. Unless otherwise indicated, all amounts presented herein are based on IFRS.

Previously, the Corporation’s consolidated financial statements were prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). At that time, reference was made to notes of the consolidated financial statements of the Corporation included in the Annual Report for a discussion of the material differences between Canadian GAAP and U.S. generally accepted accounting principles (“U.S. GAAP”), and their effect on the Corporation’s consolidated financial statements. Statements prepared in accordance with IFRS are not comparable in all respects with financial statements that are prepared in accordance with either Canadian GAAP or with US GAAP.

Herein, all references to “$” and “CAN$” refer to Canadian dollars and all references to “US$” refer to United States dollars.

The information contained in this Annual Report on Form 20-F is current as at December 31, 2011, except where a different date is specified.

The Corporation has not declared or paid any dividends on its capital stock during the past five years and currently has no intention of paying dividends subject to a periodic review of this policy by the Board of Directors.

Selected Financial Data
(IFRS)[1,2]
(in thousands of Canadian dollars except per share and share data)
	2011	2010

Total revenues	118,590	90,480

Net earnings attributable to Richmont Mines Shareholders	25,918	9,334

Earnings per share
Basic	$0.81	$0.33
Diluted	$0.80	$0.32

Total assets	167,990	115,305

Long-term debt	-	-

Working capital	68,711	43,880

Equity

Total	134,134	94,791

Share capital	104,872	91,010

Number of outstanding common shares at year end (000’s)	33,110	31,230

1 These selected financial data have been prepared using accounting policies specified by IFRS that are in effect at December 31, 2011.
2 Statements prepared in accordance with IFRS are not comparable in all respects with financial statements that are prepared in accordance with either Canadian GAAP or US GAAP.

Selected Financial Data
(Canadian GAAP)[1]
(in thousands of Canadian dollars except per share and share data)
	2009	2008	2007

Total revenues	71,884	70,591	38,071

Net earnings	336	1,635	6,671

Net earnings per share
Basic	$0.01	$0.07	$0.28
Diluted	$0.01	$0.07	$0.28

Total assets	85,230	82,881	85,976

Long-term debt	-	-	-

Working capital	24,936	26,753	33,970

Shareholders’ equity

Total	69,961	69,042	76,051

Capital stock	64,675	64,672	61,016

Number of outstanding common shares at year end (000’s)	26,104	26,113	24,053

1 These selected financial data have been prepared using accounting policies specified by Canadian GAAP.

Selected Financial Data
(U.S. GAAP Reconciliation)[1]
(in thousands of Canadian dollars except per share and share data)
	2009	2008	2007

Net earnings	1,579	3,576	6,235

Net earnings per share
Basic	$0.06	$0.15	$0.26
Diluted	$0.06	$0.15	$0.26

Weighted average number of common shares outstanding (000’s)	26,108	24,047	24,159

Shareholders’ equity	51,313	49,192	54,315

1 Statements prepared in accordance with IFRS are not comparable in all respects with financial statements prepared in accordance with either Canadian GAAP or US GAAP.

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

U.S. Dollar/Canadian Dollar Exchange Rates

Year ended
December 31	Average

2007	1.07
2008	1.07
2009	1.14
2010	1.03
2011	0.99

The following table sets forth the high and low exchange rate for the past six months. As of April 20, 2012, the exchange rate was 0.99.

U.S. Dollar/Canadian Dollar Exchange Rates

Month	High	Low
November 2011	1.0055	1.0522
December 2011	1.0052	1.0423
January 2012	0.9966	1.0296
February 2012	0.9844	1.0040
March 2012	0.9859	1.0006
April 1st to April 20th, 2012	0.9865	1.0050

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

See the discussion regarding forward-looking statements on Page 1.

In addition to the other information contained herein, the following risk factors should be carefully considered when evaluating an investment in the Corporation’s common shares:

Risks Associated with the Mining Industry

The exploration of mineral properties is highly speculative, involves substantial expenditures and is frequently unsuccessful.

The Corporation’s profitability is significantly affected by the costs and results of its exploration and development programs. As mines have limited lives based on proven and probable mineral reserves, the Corporation actively seeks to replace and expand its mineral reserves, primarily through exploration and development as well as through strategic acquisitions. Exploration for minerals is highly speculative in nature, involves many risks and is frequently unsuccessful. Among the many uncertainties inherent in any gold exploration and development program are the location of economic ore bodies, the development of appropriate metallurgical processes, the receipt of necessary governmental permits and the construction of mining and processing facilities. Substantial expenditures are required to pursue such exploration and development activities. Assuming discovery of an economic ore body, depending on the type of mining operation involved, several years may elapse from the initial phases of drilling until commercial operations are commenced and during such time the economic feasibility of production may change. Accordingly, the Corporation’s current or future exploration and development programs may not result in any new economically viable mining operations or yield new mineral reserves to replace and expand current mineral reserves.

The Corporation’s financial performance and results may fluctuate widely due to volatile and unpredictable commodity prices and changes in the exchange rate between the U.S. and Canadian dollars.

The Corporation’s earnings are directly related to commodity prices as revenues are derived principally from the sale of gold. Gold prices fluctuate widely and are affected by numerous factors beyond the Corporation’s control, including central bank purchases and sales, producer hedging and de-hedging activities, expectations of inflation, the relative exchange rate of the U.S. dollar with other major currencies, global and regional demand, political and economic conditions, production costs in major gold-producing regions and worldwide production levels. The aggregate effect of these factors is impossible to predict with accuracy. In addition, the price of gold has on occasion been subject to very rapid short-term changes because of speculative activities. Fluctuations in gold prices may materially adversely affect the Corporation’s financial performance or results of operations. If the market price of gold falls below the Corporation’s total cash costs per ounce of production at one or more of its projects at that time and remains so for any sustained period, the Corporation may experience losses and/or may curtail or suspend some or all of its exploration, development and mining activities at such projects or at other projects. Also, the Corporation’s evaluation of proven and probable reserves at its current mines was based on a market price of gold between $800 and $1,200 per ounce. If the market price of gold falls below this level, the mines may be rendered uneconomic and production may be suspended. The Corporation’s policy and practice is not to sell forward its future gold production; however, under the Corporation’s price risk management policy, approved by the Corporation’s board of directors (the “Board”), the Corporation may review this practice on a project by project basis. The Corporation may occasionally use derivative instruments to mitigate the effects of fluctuating byproduct metal prices; however, these measures may not be successful.

The volatility of gold prices is illustrated in the following table which sets out, for the periods indicated, the high, low and average afternoon fixing prices for gold on the London Bullion Market (the “London P.M. Fix”).

(US$ per ounce)	2011	2010	2009	2008	2007

High price	1,895	1,421	1,212	1,011	841
Low price	1,319	1,058	810	712	608
Average price	1,572	1,225	972	872	695

On April 20, 2012, the London P.M. Fix was US$1,642 per ounce of gold.

The Corporation’s operating results and cash flow are significantly affected by changes in the U.S. dollar/Canadian dollar exchange rate. All of the Corporation’s precious metals revenues are earned in U.S. dollars but the majority of its operating costs at its mines are in Canadian dollars. The U.S. dollar/Canadian dollar exchange rate has fluctuated significantly over the last several years. From January 1, 2006 to January 1, 2012, the Noon Buying Rate fluctuated from a high of CAN$1.3000 per US$1.00 to a low of CAN$0.9170 per US$1.00. Historical fluctuations in the U.S. dollar/Canadian dollar exchange rate are not necessarily indicative of future exchange rate fluctuations.

The Corporation has no gold hedging contracts and no U.S. dollar exchange contracts. However, the Corporation may engage in hedging activities in the future. Hedging activities are intended to protect a corporation from the fluctuations of the price of gold and to minimize the effect of declines in gold prices on results of operations for a period of time. Hedging activities may protect a corporation against low gold prices, however, they may also limit the price that can be realized on gold that is subject to forward sales and call options where the market price of gold exceeds the gold price in a forward sale or call option contract. The Corporation continually evaluates the potential short- and long-term benefits of engaging in such derivative strategies based upon current market conditions. However, the use of byproduct metal derivative strategies may not benefit the Corporation in the future. There is a possibility that the Corporation could lock in forward deliveries at prices lower than the market price at the time of delivery. In addition, the Corporation could fail to produce enough precious metals to offset its forward delivery obligations, causing the Corporation to purchase the metal in the spot market at higher prices to fulfill its delivery obligations or, for cash settled contracts, make cash payments to counterparties in excess of precious metals revenue. If the Corporation is locked into a lower than market price forward contract or has to buy additional quantities at higher prices, its net income could be adversely affected.

Also, the Corporation may in the future, if it considers it advisable, enter into hedging arrangements with a view to reducing some risks associated with foreign exchange exposure. However, such hedging strategies may not prove to be successful and foreign exchange fluctuations may materially adversely affect the Corporation’s financial performance and results of operations.

If the Corporation experiences mining accidents or other adverse conditions, the Corporation’s mining operations may yield less gold than indicated by its estimated gold production and to the extent not adequately covered by insurance may result in possible adverse financial consequences to the Corporation.

The Corporation’s gold production may fall below estimated levels as a result of mining accidents such as cave-ins, rock falls, rock bursts, slope and pit wall failures, dams, fires or flooding or as a result of other operational problems such as a failure of mining, production and milling equipment. In addition, production may be reduced or curtailed if, during the course of mining, unfavourable, unusual or unexpected geological or geotechnical formations or seismic activity are encountered, ore grades are lower than expected, the physical or metallurgical characteristics of the ore are less amenable than expected to mining or treatment, data on which engineering assumptions are made prove faulty or dilution increases. The Corporation may also encounter shortages or interruptions of economical electricity and adequate water supplies at its mines and production facilities which may adversely affect operations. Finally, inclement weather conditions, floods and the occurrence of other adverse natural phenomena at its mine and production sites may curtail, interrupt or delay mining and production operations and the ability of the Corporation to transport and market its production. Occurrences of this nature and other accidents, adverse conditions or operational problems in future years may result in the Corporation’s failure to achieve current or future production estimates and may make profitable mineral deposits unprofitable for continued production. In addition, the occurrence of industrial accidents may result in personal injury or death and damage to property which may result in possible legal liability to the Corporation and if not adequately covered by insurance possible adverse financial consequences to the Corporation. The occurrence of any of these factors could materially and adversely affect a project and as a result materially and adversely affect the Corporation’s business, financial condition, results of operations and cash flow.

The exploration and development of new mineral deposits is subject to numerous risks and uncertainties which may adversely affect the Corporation’s ability to expand or replace its existing production.

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

Exploration and development of mineral deposits thus involve significant financial risks which a combination of careful evaluation, experience and knowledge may not eliminate. The discovery of an ore body may result in substantial rewards, however, few properties which are explored are ultimately developed into producing mines. A mine must generate sufficient revenues to offset operating and development costs such as the costs required to establish reserves by drilling, to develop metallurgical processes, to construct facilities and to extract and process metals from the ore. Once in production, it is impossible to determine whether current exploration and development programs at any given mine will result in the establishment of new reserves.

Newly opened mines, mine construction projects and expansion projects are subject to risks associated with new mine development, which may result in delays in the start-up of mining operations, delays in existing operations and unanticipated costs.

The Corporation’s ability to replace its existing mineral reserves as they are produced and depleted will be dependent upon locating new or expanding production from existing economic mineral reserves and developing new mines or extending and expanding existing mining operations. The Corporation’s ability to achieve full production rates at its new and expanded mines on schedule is subject to a number of risks and uncertainties. New mines may require the construction of significant new underground mining operations and may present problems in acquiring and achieving access to mine locations. The construction of underground mining facilities is subject to a number of risks, including unforeseen geological formations, implementation of new mining processes, delays in obtaining required title to mining deposits and access to locations, construction, environmental or operating permits and engineering and mine design adjustments and construction delays. These occurrences may result in delays in the planned start up dates and in additional costs being incurred by the Corporation beyond those budgeted. Moreover, the construction activities at possible mine extensions may take place concurrently with normal mining operations at, which may result in conflicts with, or possible delays to, existing mining operations.

Due to the nature of the Corporation’s mining operations, the Corporation may face liability, delays and increased production costs from environmental and industrial accidents and pollution, and the Corporation’s insurance coverage may prove inadequate to satisfy future claims against the Corporation.

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

The Corporation carries insurance to protect itself against certain risks of mining and processing which may not provide adequate coverage in certain unforeseen circumstances. The Corporation may also become subject to liability for pollution, cave-ins or other hazards against which it cannot insure or against which it has elected not to insure because of high premium costs or other reasons, or the Corporation may become subject to liabilities which exceed policy limits. In these circumstances, the Corporation may be required to incur significant costs that could have a material adverse effect on its financial performance and results of operations.

The Corporation’s operations are subject to numerous laws and extensive government regulations which may cause a reduction in levels of production, delay or the prevention of the development of new mining properties or otherwise cause the Corporation to incur costs that adversely affect the Corporation’s results of operations.

The Corporation’s mining and mineral processing operations and exploration activities are subject to the laws and regulations of federal, provincial, and local governments in the jurisdictions in which the Corporation operates. These laws and regulations are extensive and govern prospecting, exploration, development, production, exports, taxes, labour standards, occupational health and safety, waste disposal, toxic substances, environmental protection, mine safety and other matters. Compliance with such laws and regulations increases the costs of planning, designing, drilling, developing, constructing, operating, closing, reclaiming and rehabilitating mines and other facilities. New laws or regulations, amendments to current laws and regulations governing operations and activities of mining corporations or more stringent implementation or interpretation thereof could have a material adverse impact on the Corporation, cause a reduction in levels of production and delay or prevent the development of new mining properties.

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

All of the Corporation’s operations are subject to reclamation, site restoration and closure requirements. Costs related to ongoing site restoration programs are expensed when incurred. The Corporation calculates its estimates of the ultimate reclamation liability based on current laws and regulations and the expected future costs to be incurred in reclaiming, restoring and closing its operating mine sites. It is possible that the Corporation’s estimates of its ultimate reclamation liability could change as a result of possible changes in laws and regulations and changes in cost estimates.

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

New or expanded environmental regulations, if adopted, or more stringent enforcement of existing laws and regulations, could affect the Corporation’s projects or otherwise have a material adverse effect on its operations. As a result, expenditures on any and all projects, actual production quantities and rates and cash operating costs, among other things, may be materially and adversely affected and may differ materially from anticipated expenditures, production quantities and rates, and costs, and estimated production dates may be delayed materially, in each case. Any such event would materially and adversely affect the Corporation’s business, financial condition, results of operations and cash flow.

The conduct of mining operations is dependent upon obtaining and renewing applicable governmental permits the issuance of which may be subject to meeting certain conditions which may prove difficult and costly.

Mineral exploration and mining activities may only be conducted by entities that have obtained or renewed exploration or mining permits and licenses in accordance with the relevant mining laws and regulations. No guarantee can be given that the necessary exploration and mining permits and licenses will be issued to the Corporation in a timely manner, or at all, or, if they are issued, that they will be renewed, or that the Corporation will be in a position to comply with or can afford to comply with all conditions that may be imposed.

Increased regulation of greenhouse gas emissions and climate change issues may adversely affect the Corporation’s operations.

The Corporation operates in a number of jurisdictions in which regulatory requirements have been introduced or are being contemplated to monitor, report and/or reduce greenhouse gas emissions. Under the Copenhagen Accord, Canada has committed to reducing greenhouse gas emissions by 17%, relative to 2005 levels, by 2020, but this commitment is subject to future alignment with reduction targets in the United States. Canada is currently developing new regulatory requirements to address greenhouse gas emissions. Similarly, the Province of Quebec has passed legislation enabling the establishment of a greenhouse gas emissions registry, greenhouse gas reduction targets and a cap-and-trade system to achieve Quebec’s commitment to reduce greenhouse gas emissions by 20%, relative to 1990 levels, by 2020. The Corporation’s operations in Quebec use primarily hydroelectric power and as a consequence are not large producers of greenhouse gases.

Title to the Corporation’s properties may be uncertain and subject to risks.

The acquisition of title to mineral properties is a very detailed and time-consuming process. Title to, and the area of, mineral deposits may be disputed. Although the Corporation believes it has taken reasonable measures to ensure proper title to its properties, there is no guarantee that title to any of its properties will not be challenged or impaired. Third parties may have valid claims on underlying portions of the Corporation’s interests, including prior unregistered liens, agreements, transfers or claims, including native land claims, and title may be affected by, among other things, undetected defects. In addition, the Corporation may be unable to operate its properties as permitted or to enforce its rights in respect of its properties. Moreover, where the Corporation’s interest in a property is less than 100%, the Corporation’s entitlement to, and obligations in respect of, the property are subject to the terms of the agreement relating to that property, which in certain circumstances may be the subject of differing interpretations between the parties to that agreement.

The success of the Corporation is dependent on good relations with its employees and on its ability to attract and retain key personnel.

Production at the Corporation’s mines and mine projects is dependent on the efforts of the Corporation’s employees and contractors. Relationships between the Corporation and its employees may be affected by changes in the scheme of labour relations that may be introduced by relevant government authorities in the jurisdictions that the Corporation operates. Changes in applicable legislation or in the relationship between the Corporation and its employees or contractors may have a material adverse effect on the Corporation’s business, results of operations and financial condition.

A first collective agreement for a three-year period ending December 31, 2006 was entered into with the employees of the Camflo Mill in May 2004. At the beginning of 2007, this agreement was renewed for another three-year period ending December 31, 2009, and was again renewed at the beginning of 2010 for another three-year period ending December 31, 2012. The Corporation expects to renew the collective agreement without any difficulty.

The Corporation is also dependent upon a number of key management personnel. The loss of the services of one or more of such key management personnel could have a material adverse effect on the Corporation. The Corporation’s ability to manage its operating, development, exploration and financing activities will depend in large part on the efforts of these individuals. The Corporation faces significant competition for qualified personnel and the Corporation may not be able to attract and retain such personnel.

The estimates of mineral reserves and forecasts of the production are subject to numerous uncertainties, and the production and recovery of the reserve estimates appearing in the Annual Report may not be realized.

The ore reserves presented in the Annual Report are in large part estimates, and production of the anticipated tonnages and grades may not be achieved or the indicated level of recovery may not be realized. There are numerous uncertainties inherent in estimating proven and probable reserves including many factors beyond the Corporation’s control. The estimation of reserves is a complex and subjective process and the accuracy of any such estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation. Reserve estimates may require revision based on various factors such as actual production experience, exploration results, market price fluctuations of gold, results of drilling, metallurgical testing, production costs or recovery rates. These factors may render the proven and probable reserves unprofitable to develop at a particular property or for a specific mine. Any material reduction in estimates of the Corporation’s reserves or its ability to extract these reserves could have a material adverse effect on its future cash flow, results of operations and financial condition.

Also, the grade of ore mined may differ from that indicated by drilling results, and this variation may have an adverse impact on production results. In addition, the reliability of estimates of future production might also be affected by factors such as weather, strikes and environmental occurrences.

The Corporation’s annual production estimates are developed based on, among other things, mining experience, reserve estimates, assumptions regarding ground conditions and physical characteristics of ores (such as hardness and presence or absence of certain metallurgical characteristics) and estimated rates and costs of production. Actual production may vary from estimates for a variety of reasons, including risks and hazards of the types discussed above.

The mining industry is highly competitive, and the Corporation may not be successful in competing for new mining properties.

The mining industry is intensely competitive and the Corporation is in competition with other mining corporations for the acquisition of interests in precious and other metal or mineral mining properties which are in limited supply. In the pursuit of such acquisition opportunities, the Corporation competes with other Canadian and foreign companies that may have substantially greater financial and other resources. As a result of this competition, the Corporation may be unable to maintain or acquire attractive mining properties on acceptable terms, or at all.

The Corporation may not have insurance or its insurance coverage may prove inadequate to reimburse the Corporation for liabilities encountered from operations.

The Corporation carries insurance against property damage and comprehensive general liability insurance for all operations. It is also insured against gold and silver bullion thefts and losses of goods in transit. Such insurance, however, contains exclusions and limitations on coverage. The Corporation believes that its insurance coverage is adequate and appropriate for the perceived risks of its current operations, however, such insurance may not continue to be available, or if available may not continue to be available at economically acceptably premiums or may not continue to be adequate to cover the Corporation’s anticipated liabilities. In some cases, however, risk coverage is not available or is considered too expensive relative to the perceived risk.

Risks not insured against include mine cave-ins, mine flooding or other comparable hazards. Furthermore, there are risks attributable to most types of environmental pollution against which the Corporation cannot insure or against which it has elected not to insure.

The Corporation may have difficulty financing its additional capital requirements for its planned mine construction, exploration and development.

The construction of mining facilities and commencement of mining operations, the expansion of existing capacity and the exploration and development of the Corporation’s properties, including continuing exploration and development projects in Quebec, will require substantial capital expenditures. Based on current funding available to the Corporation and expected cash from operations, the Corporation believes it has sufficient funds available to fund its projected capital expenditures for all of its current properties. However, if cash from operations is lower than expected or capital costs at these projects exceed current estimates, or if the Corporation incurs major unanticipated expenses related to exploration, development or maintenance of its properties, the Corporation may be required to seek additional financing to maintain its capital expenditures at planned levels. In addition, the Corporation will have additional capital requirements to the extent that it decides to expand its present operations and exploration activities; construct additional new mining and processing operations at any of its properties; or take advantage of opportunities for acquisitions, joint ventures or other business opportunities that may arise. Additional financing may not be available when needed or, if available, the terms of such financing may not be favorable to the Corporation and, if raised by offering equity securities, or securities convertible into equity securities, any additional financing may involve substantial dilution to existing shareholders. Failure to obtain any financing necessary for the Corporation’s capital expenditure plans may result in a delay or indefinite postponement of exploration, development or production on any or all of the Corporation’s properties, which may have a material adverse effect on the Corporation’s business, financial condition and results of operations.

The continuing weakness in the global credit and capital markets could have a material adverse impact on the Corporation’s liquidity and capital resources.

The credit and capital markets experienced significant deterioration in 2008, including the failure of significant and established financial institutions in the United States and abroad, and continued to show weakness and uncertainty in 2009, 2010 and into 2011. These unprecedented disruptions in the credit and capital markets have negatively impacted the availability and terms of credit and capital. If uncertainties in these markets continue, or these markets deteriorate further, it could have a material adverse effect on the Corporation’s liquidity, ability to raise capital and costs of capital. Failure to raise capital when needed or on reasonable terms may have a material adverse effect on the Corporation’s business, financial condition and results of operations.

The Corporation may be party to certain mining joint ventures in the future, under which the Corporation’s joint venture partners may be in a position to prevent the Corporation from meeting its objectives.

Mining projects are often conducted through an unincorporated joint venture or an incorporated joint venture corporation or other entity. Joint ventures can often require unanimous approval of the parties to the joint venture or their representatives for certain fundamental decisions, such as an increase or reduction of registered capital, merger, division, dissolution, including indebtedness and the pledge of the joint venture assets, which means that each joint venture party has a veto right with respect to such decisions, which could in turn lead to a deadlock. The Corporation’s existing or future joint venture partners may veto the Corporation’s business plans, with regard to a specific joint venture, and prevent the Corporation from achieving its objectives.

The Corporation is actively pursuing potential acquisitions of mining properties and interests in other mining corporations which acquisitions entail certain risks.

Consistent with its acquisition and growth strategy the Corporation is actively pursuing the acquisition of advanced exploration, development and production assets. From time to time, the Corporation may also acquire securities of or other interests in corporations or other entities with respect to which the Corporation may enter into acquisition or other transactions. Acquisition transactions involve inherent risks, including, without limitation:

  accurately assessing the value, strengths, weaknesses, contingent and other liabilities and potential profitability of acquisition candidates;

  ability to achieve identified and anticipated operating and financial synergies;

  unanticipated costs;

  diversion of management attention from existing business;

  potential loss of key employees or the key employees of any business the Corporation acquires;

  unanticipated changes in business, industry or general economic conditions that affect the assumptions underlying the acquisition; and

  decline in the value of acquired properties, corporations or securities.

Any one or more of these factors or other risks could cause the Corporation not to realize the benefits anticipated to result from the acquisition of properties or corporations, and could have a material adverse effect on the Corporation’s ability to grow and, consequently, on the Corporation’s financial condition and results of operations.

The Corporation continues to seek acquisition opportunities consistent with its acquisition and growth strategy, however, it may not be able to identify additional suitable acquisition candidates available for sale at reasonable prices, to consummate any acquisition, or to integrate any acquired business into its operations successfully. Acquisitions may involve a number of special risks, circumstances or legal liabilities, some or all of which could have a material adverse effect on the Corporation’s business, results of operations and financial condition. In addition, to acquire properties and corporations, the Corporation could use available cash, incur debt, issue common shares or other securities, or a combination of any one or more of these. This could limit the Corporation’s flexibility to raise additional capital, to operate, explore and develop its properties and to make additional acquisitions, and could further dilute and decrease the trading price of the common shares. When evaluating an acquisition opportunity, the Corporation cannot be certain that it will have correctly identified and managed the risks and costs inherent in the business that it is acquiring.

From time to time, the Corporation engages in discussions and activities with respect to possible acquisitions. At any given time, discussions and activities can be in process on a number of initiatives, each at different stages of development. Potential transactions may not be successfully completed, and, if completed, the business acquired may not be successfully integrated into the Corporation’s operations. If the Corporation fails to manage its acquisition and growth strategy successfully it could have a material adverse effect on its business, results of operations and financial condition.

Risks related to owning the Corporation’s common shares

The Corporation’s shares fluctuate in price.

The market price of the Corporation’s common shares may fluctuate due to a variety of factors relating to the Corporation’s business, including the announcement of expanded exploration, development and production activities by the Corporation and its competitors, gold price volatility, exchange rate fluctuations, consolidations, dispositions, acquisitions and financings, changes or restatements in the amount of the Corporation’s mineral reserves, fluctuations in the Corporation’s operating results, sales of the Corporation’s common shares in the marketplace, failure to meet analysts’ expectations, changes in quarterly revenue or earnings estimates made by the investment community, speculation in the press or investment community about the Corporation’s strategic position, results of operations, business or significant transactions and general conditions in the mining industry or the worldwide economy. In addition, wide price swings are currently common in the markets on which the Corporation’s securities trade. This volatility may adversely affect the prices of the Corporation’s common shares regardless of the Corporation’s operating performance. The market price of the Corporation’s common shares may experience significant fluctuations in the future, including fluctuations that are unrelated to the Corporation’s performance.

Sales by the Corporation of additional common shares could affect the market price of the shares and dilute existing shareholders.

Sales of substantial amounts of the Corporation’s common shares by the Corporation, for example, in connection with a potential acquisition or to raise additional capital for operations, or to reduce indebtedness, or pursuant to existing agreements, or the availability of a large number of Corporation common shares that may be available for sale, could adversely affect the prevailing market prices for the Corporation’s outstanding common shares. A decline in the market price of the Corporation’s outstanding common shares could impair the Corporation’s ability to raise additional capital through the sale of securities should the Corporation desire to do so.

The Corporation does not currently anticipate declaring any dividends on its common shares.

The Corporation has not declared or paid any dividends on its common shares since its incorporation and it has no current plans to pay dividends on its common shares. Its present policy is to retain earnings to finance its capital expenditures program. The Board of Directors assesses its dividend policy on a yearly basis. In the future, the Board of Directors may declare dividends according to its assessment of the financial position of the Corporation, taking into account its financing requirements for future growth and other factors that the Board of Directors may deem relevant in the circumstances.

The Corporation has adopted International Financial Reporting Standards

The Corporation has adopted International Financial Reporting Standards (“IFRS”) for its 2011 fiscal year, as required by the Accounting Standards Board of the Canadian Institute of Chartered Accountants. IFRS requires that all effective standards be retrospectively applied as of the reporting date, which for the Corporation is December 31, 2011. However, it also provides certain mandatory exceptions and certain optional exemptions for the first-time IFRS adopters. The Corporation applied three optional exemptions at the time of the transition. See Notes 1 and 24 to the consolidated financial statements.

Several important differences exist between the new accounting methods applied under IFRS, the accounting methods previously applied under Canadian GAAP, and the accounting methods under U.S. GAAP. Accordingly, the financial information presented under IFRS is not comparable in all respects with financial information that is prepared in accordance with either Canadian GAAP or US GAAP.

Potential unenforceability of civil liabilities and judgments.

The Corporation is incorporated under the laws of the Province of Quebec, Canada. All of the Corporation’s directors and officers as well as the experts named in the Form 20-F are residents of Canada. Also, all of the Corporation’s assets and the assets of these persons are located outside of the United States. As a result, it may be difficult for shareholders to initiate a lawsuit within the United States against these non-U.S. residents, or to enforce U.S. judgments against the Corporation or these persons. The Corporation’s Canadian counsel has advised the Corporation that a monetary judgment of a U.S. court predicated solely upon the civil liability provisions of U.S. federal securities laws would likely be enforceable in Canada if the U.S. court in which the judgment was obtained had a basis for jurisdiction in the matter that was recognized by a Canadian court for such purposes. This result may not always be the case. It is less certain that an action could be brought in Canada in the first instance on the basis of liability predicated solely upon such laws.

ITEM 4.	INFORMATION ON THE CORPORATION

A.	History and Development of the Corporation

General

The legal and commercial name of the Corporation is Richmont Mines Inc. The Corporation is a corporation domiciled in Quebec, Canada. The Corporation was incorporated pursuant to Part 1A of the Companies Act (Quebec) on February 12, 1981 (File number 1843-2286) under the corporate name of Ressources Minières Rouyn Inc. By Article of Amendment filed February 10, 1987 the Corporation added the English version Rouyn Mining Resources Inc. and by another amendment filed with the Government of Quebec on June 20, 1991, the Corporation changed its name to Richmont Mines Inc., now governed by the Business Corporations Act (Quebec). The Articles of the Corporation are registered by the Government of Quebec in register S02473, folio 10.

Richmont Mines holds all of the shares of Camflo Mill Inc., a corporation incorporated under the Canada Business Corporations Act, all of the shares of Patricia Mining Corporation (“Patricia Mining”), a corporation continued under the Ontario Business Corporation Act and all of the shares of Louvem Mines Inc. (“Louvem”), a corporation incorporated under the Companies Act (Quebec) now governed by the Business Corporations Act (Quebec).

The head office and principal place of business of the Corporation are located at offices of approximately 8,391 square feet at 161 avenue Principale, Rouyn-Noranda, Quebec, J9X 4P6, telephone number: 819 797-2465. The Corporation also utilizes an office of approximately 1,500 square feet in rented premises at 1501 McGill College, Suite 2930, Montreal, Quebec H3A 3M8. The common shares of Richmont Mines are listed and posted for trading on the Toronto Stock Exchange (TSX: RIC) and the NYSE Amex (NYSE AMEX: RIC). The co-transfer agent for the Corporation in the United States is Computershare Trust Company, N.A., 350 Indiana Street, Suite 800, Golden Colorado, 80401.

Richmont Mines is principally engaged in activities related to the acquisition, exploration, development and operation of mineral properties. Richmont Mines began its exploration activities in northwestern Quebec in the spring of 1984. During the following years, it acquired a portfolio of properties with gold-bearing potential with a view to development and commercial operation.

Three-year History

Richmont currently operates two gold mines, two of its three material properties, (the Beaufor Mine in Quebec and the Island Gold Mine in Ontario) and is developing a third mine (the Francoeur Mine in Quebec) with the objective of beginning production in mid-2012.

On April 27, 2009, the Corporation announced it had begun dewatering the past-producing underground mine at its Francoeur property, located 25 km west of Rouyn-Noranda, Quebec. In addition to dewatering the mine, which reaches a depth of approximately 820 metres, the Corporation also re-commissioned the existing hoist and upgraded related infrastructure. This work was completed during the second quarter of 2010. Underground development and definition drilling were completed during 2010 and 2011, and 13,077 tonnes of low-grade development ore were processed during the last two quarters of 2011. Richmont will reassess Francoeur’s reserves and mining plan in the second quarter of 2012.

As a result of the May 14, 2009 annual and special general meeting of shareholders of the Corporation, H. Greg Chamandy was elected as a director of the Corporation and was appointed Vice-Chairman of the board of directors (the “Board”) of the Corporation. At this time, Mr. Chamandy was the Chairman of the board of directors of Oxbridge Bank & Trust SCC (“Oxbridge”), a significant shareholder of the Corporation. Mr. Chamandy is also the co-founder of Gildan Activewear Inc. (TSX: GIL), where he served as Chairman and Chief Executive Officer of Gildan from 1984 to 2004. Additionally, from 2005 to 2008, Mr. Chamandy was Chairman and Co-Owner of Europe’s Best Inc., North America’s largest selling brand of frozen fruit, which was sold to JM Smucker (NYSE: SJM) in 2008, and Mr. Chamandy is also currently the Chairman of Liquid Nutrition Inc. (TSXV: LQD.V), a rapidly growing Corporation in the health and wellness industry.

On November 24, 2009, Oxbridge amended its public disclosure relating to the Corporation indicating that it intended to engage in discussions with the Board and management of the Corporation, regarding, amongst other things, potential means for enhancing shareholder value, including, changes in the business, strategy or board composition of the Corporation. On December 15, 2009, as a result of numerous discussions between the Board and Oxbridge, Mr. Chamandy was appointed Chairman of the Board and the Board unanimously determined that it was in the best interest of the Corporation and all its shareholders to call a meeting of the shareholders of the Corporation for the purpose of electing additional directors to the Board. Accordingly, at the special general meeting of shareholders of the Corporation held on February 4, 2010, four (4) additional directors identified by Mr. Chamandy were elected to the Corporation’s Board.

Following the appointment of Mr. Chamandy as a director of the Corporation and subsequently as Chairman of the Board, the Corporation has continued to work to effect positive change with a focus on building shareholder value and growing the Corporation from a junior gold producer to a best-in-class gold mining corporation. Since having joined the Board in 2009, the Corporation’s market capitalization has grown from approximately $114 million to $223 million as at April 20, 2012, the Corporation has raised approximately $35 million in aggregate in the form of equity and convertible debt, the cash position of the Corporation has grown from approximately $26 million to $64 million and the Corporation has increased analyst coverage from 0 to 5 analysts.

On June 17, 2010, the Corporation completed an equity financing of 3,300,000 common shares at a price of $5.00 per common share, for aggregate gross proceeds of $16.5 million. The net proceeds of the offering have been used for development work at Richmont’s projects, primarily the Francoeur Mine in Quebec, for potential acquisitions and for general corporate purposes.

On June 30, 2010, Richmont Mines acquired all of the issued and outstanding shares of Louvem Mines Inc. (“Louvem”) not owned by Richmont Mines. Louvem and 9222-0383 Quebec Inc., a wholly-owned amalgamated subsidiary and the shareholders of Louvem received one share of Richmont Mines for each 5.4 shares of Louvem held by them. The Amalgamation constituted a “business combination” within the meaning of Multilateral Instrument 61-101.

By October 31, 2007, Richmont Mines acquired a 70% interest in the Valentine Lake property. On February 5, 2009, Mountain Lake Resources Inc. (“Mountain Lake”) and Richmont Mines entered into an agreement granting Mountain Lake the option to purchase Richmont Mines’ 70% interest in the property. In accordance with the terms set out in the agreement, Mountain Lake paid Richmont Mines an option fee of 2,500,000 of its common shares in April 2009, incurred an amount of $1 million of exploration and development expenditures on the property, and paid Richmont Mines a sum of $3 million in cash on January 24, 2011 to satisfy all cash option payments set out in the agreement. With all conditions met, Richmont Mines proceeded with the transfer of its 70% interest in the property to Mountain Lake.

On December 21, 2010, the Corporation signed an option agreement with SOQUEM Inc. (“SOQUEM”) to acquire the remaining 19% interest of the Monique property. Under terms of the option agreement with SOQUEM, Richmont Mines paid an amount of $350,000 upon signing the Agreement, and undertook to complete exploration work in the amount of $400,000 on or before February 28, 2011, in order to acquire the residual 19% interest of the Monique property. With all conditions met, Richmont Mines now owns a 100% interest in the Monique property. During 2011, Richmont completed over 8,100 metres of exploration drilling on the G and J zones of the Monique project, with the objective of evaluating the potential for a small open pit operation on the property. Richmont Mines submitted the required documentation for the permitting of an open pit operation in November 2011, and also began a 1,700 metre surface drilling program in early December 2011.

A 20,000 metre drilling campaign was completed on the Wasamac property in 2010. In May 2011, Richmont entered into an option agreement with Globex Mining Enterprises Inc. to acquire a 100% interest in 5 claims adjacent to the Corporation’s Wasamac property. The option agreement gives Richmont the ability to explore the eastern extension of its Wasamac property. Complete details can be found in the May 9, 2011 press release entitled “Richmont Mines signs option agreement with Globex; Expands Wasamac exploration package.” In 2011, Richmont completed an extensive drilling program of over 50,000 metres on Wasamac. In March 2012, the Corporation’s Board of Directors approved a $15 million advanced exploration budget for 2012.

In October 2011, Richmont completed a private placement of 980,500 common shares at CAN$10.50 per share with the Fonds de solidarité FTQ and the Fonds régional de solidarité Abitibi-Témiscamingue, s.e.c. (collectively, the “Subscribers”), for a total cash consideration of CAN$10.3 million. In addition, the private placement entitled the Subscribers to 245,125 warrants to purchase additional Richmont common shares at an exercise price of CAN$13.00 per common share before December 31, 2012. The Corporation noted that the net proceeds will be used to fund advance exploration work at the Wasamac gold property. Please see the October 31, 2011 press release entitled “Richmont Mines Inc. completes CAN$10.3 million private placement” for full details.

On February 27, 2012, Mr. Martin Rivard submitted his resignation as President and Chief Executive Officer (effective after an advance notice period of 6 months on August 31, 2012) and as a Director (effective immediately).

Capital Expenditures

The following table sets forth the Corporation’s capital expenditures on its properties for the past three fiscal years.

	Years Ended
(in thousands of CAN$)	December 31
	2011	2010	2009
	$	$	$

Francoeur Mine	19,237	9,144	1,976
Island Gold Mine	4,959	4,650	4,318
W Zone – Beaufor Property	3,480	-	-
Beaufor Mine	3,090	2,462	1,092
Other	904	518	626

	31,670	16,774	8,012

Richmont spent $19.2 million on the ongoing development of the Francoeur Mine during 2011, as the Corporation prepares to advance this asset into the commercial production stage in mid-2012. The annual increase over 2010 investment levels primarily reflects that a total of 4,999 metres of development and 13,911 metres of definition drilling were completed during 2011, versus 1,239 metres and 1,663 metres, respectively, during 2010. The annual increase similarly highlights the expanded workforce at Francoeur, which totaled 119 employees at the end of 2011 versus 74 at the end of 2010. Richmont invested $5.0 million in capital expenditures at the Island Gold Mine in 2011, a reflection of ongoing development costs, refurbishing and acquisition of equipment. The Corporation spent an additional $3.1 million in capital expenditures at the Beaufor Mine in 2011 with the year-over-year increase primarily reflecting the construction of a new emergency escape exit from the 12th level of the mine to surface, and $3.5 million in the expenditures in the W Zone, a near-surface zone located on the Beaufor property that is currently in development.

An additional $0.9 million was invested at the Camflo Mill and other corporate installations in 2011, bringing the Corporation’s total investment in property, plant and equipment to $31.7 million for the year, up from the $16.8 million invested in capital expenditures during 2010.

Richmont invested $4.7 million in capital expenditures at the Island Gold Mine in 2010, a reflection of ongoing development costs, refurbishing and acquisition of equipment. The Corporation spent an additional $2.5 million in capital expenditures at the Beaufor Mine in 2010, up from $1.1 million in 2009, with the year-over-year increase largely attributable to the cost associated with the excavation of a new safety exit from the mine’s underground operations.

Capital expenditures at the Francoeur Mine totaled $9.1 million in 2010, up from $2.0 million in 2009, reflecting higher development costs associated with transitioning this mine into commercial production. Dewatering of the mine’s 17 levels was completed at the end of June 2010, and underground development work to reach the targeted West Zone began shortly thereafter.

Property Interests

The following table outlines Richmont Mines’ interest in its exploration properties as at December 31, 2011.

Property	Year of acquisition	Number of Mining titles	Participation[1]
Quebec
Monique	1994	18	100%
Wasamac	1988	4	100%
Camflo Northwest	2005	13	80%
Ontario
Sewell	2002	6	100%
Cripple Creek	2002	27	100%

1 The Corporation will be required to pay royalties if some of these properties are brought into commercial production.

Exploration and Project Evaluation Expenditures

The following table presents Richmont Mines’ exploration and project evaluation expenses in 2009, 2010 and 2011 and the budgeted estimated amounts for 2012 (in thousands of CAN$).

		IFRS		Canadian
				GAAP
	2012	2011	2010	2009
	$	$	$	$
	Estimated

Mines
Island Gold	11,090	5,549	4,561	3,136
Beaufor	1,371	991	2,584	3,006
Francoeur	887	186	151	1,812

	13,348	6,726	7,296	7,954
Other properties
Wasamac	9,521	6,647	1,712	82
Cripple Creek	-	-	838	23
Monique	2,700	2,284	289	2
Other	957	119	104	47
Project evaluation	81	470	443	305

Exploration and project evaluation before depreciation and exploration tax credits	26,607	16,246	10,682	8,413

Depreciation	164	155	139	-
Exploration tax credits	(2,294)	(5,354)	(3,465)	(1,347)
	24,477	11,047	7,356	7,066

2012 Trends

The cost-effective development of its mining assets, both current and future, has always been at the heart of Richmont Mines’ success over the years, and remains a top priority for the Corporation. Richmont is committed to generating positive cash flow and delivering organic growth, all the while continuing to identify and evaluate potential strategic partnership and acquisition possibilities to expand its pipeline of projects, grow its reserve base and increase its future production profile.

Richmont Mines plans to complete more than 100,000 metres of exploration drilling during 2012, to advance the project at the Monique property, to complete additional technical work and drilling on the Wasamac property, and to realize of a 1,100 metre underground exploration drift at the Island Gold Mine. An additional 45,500 metres of definition drilling is planned in 2012.

B.	Business Overview

1.	Beaufor Mine, Val-d’Or, Quebec, Canada

Location and Property Description

The Beaufor Mine property, along with other adjacent properties such as Pascalis, Perron, Colombière, Courvan and Perron Blocks 2, 3 and 4, are located approximately 20 kilometres to the northeast of the town of Val-d’Or, in the Abitibi-East county, in the Province of Quebec.

Description of Mining Rights

The property, which includes the Mineral Reserves of the Beaufor Mine, consists of a series of adjacent mining rights subdivided into four projects: Perron, Beaufor, Pascalis and Colombière. The projects are composed of two mining leases, one mining concession and 23 claims over a total area of 591 ha. The Courvan project and Perron blocks 2, 3 and 4 form another group of mining titles with high economic potential but currently have no mining activities. This group consists of two mining concessions and 66 claims, over a total area of 1,298 ha.

Property	Number of mining	Area	Expiration date
	titles	(ha)
Beaufor	1	106.03	Mining concession 280PTA: 01/31/2013
Colombière	13	226.00	Claims expire between 09/21/2013 and 10/15/2013
Courvan	61	1,099.12	Mining concession 295 and 280PTB: 01/31/2013 and
			59 claims expire between 11/17/2012 and 10/02/2013
Pascalis	1	37.50	Mining Lease BM 750: 06/02/2016
Perron	11	221.58	Mining Lease BM 858: 03/11/2023 and
			10 claims expire between 09/10/2012 and 09/16/2013
Perron Blocks	7	199.08	Claims expire between 09/06/2012 and 12/15/2012
2, 3 and 4

Total	94	1,889.31

All of these claims will be renewed before the anniversary date because there are excess credits available or by the execution of the required works. For the mining leases, taxes are paid to the government every year to keep them in good standing. For a mining concession, geological work is performed to keep it in good standing or taxes are paid every year. Richmont Mines has an internal procedure and an external control to insure appropriate follow up of regarding claims expiry dates. All the mining claims, mining concessions and mining leases were in good standing in 2011 and are expected to be for 2012. A detailed list and map of locations can be found in the Technical Report for the Beaufor Mine dated as of December 31, 2006 and filed on March 29, 2007 under the Corporation’s profile on the SEDAR web site at www.sedar.com.

A mining lease application is underway for the western area of the W Zone.

Ownership of Mining Rights

All the mining titles of the Beaufor property are held by Richmont Mines.

Mining Royalties

All the Beaufor division’s properties are subject to the payment of royalties and financial contractual obligations. Details can be found in the Technical Report for the Beaufor Mine dated as of December 31, 2006 and filed on March 29, 2007 under the Corporation’s profile on the SEDAR web site at www.sedar.com.

Beaufor Property (50% of the production)

The Beaufor Mine’s production is subject to the payment of royalties to Aurizon Mines Ltd.:

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

Pascalis (100% of the production)

The Pascalis Property is subject to a 25% NPI payable to New Pascalis Mines Limited.

Colombière (100% of the production)

The Colombière Property is subject to a 2% NSR payable to IAMGOLD Corporation (formerly Cambior Inc.).

Environmental Obligations and Permits

Over 75% of the development waste material is hoisted from the underground mine to the surface and placed in a waste dump. The waste rock is not acid generating and does not require any particular environmental measures.

The rehabilitation plan for the Beaufor Mine was approved in April 2008 by the Ministère des Ressources naturelles et de la Faune du Québec (the “MRNF”). A partial revision of the rehabilitation plan was submitted to MRNF in November 2010, following the expansion of the tailings storage area and drilling programs on the rehabilitated tailings. The rehabilitation plan was accepted by the MRNF on December 7, 2011.

According to the Corporation’s knowledge, all necessary permits and authorizations have been requested and issued, except for the authorization to expand the wastewater treatment system, which is still being analyzed by the Ministère du Développement Durable, de l’Environnement et des Parcs (the “MDDEP”).

Infrastructure

Two mine shafts are located on the Beaufor property: the old Perron shaft No. 5 is currently used for hoisting and the Pascalis shaft is used as the ventilation air intake shaft and as an emergency exit. A series of buildings including warehouses, workshops and offices are used. There are 141 employees and 23 independent contractors as at December 31, 2011.

Location of Mineralized Zones

The mineralized zones, including Mineral Reserves, underground infrastructure and the waste pad are located on mining concession 280 PTA of the Beaufor property, mining lease 750 of the Pascalis property and mining lease 858 of the Perron property. Only reserves of the 350 Zone, west of the W Zone, are subject to a mining lease application (November 2011).

Accessibility

The mine can be accessed from Highway 117, going east from Val-d’Or to the Perron Road and then north towards the village of Perron. The mine can also be accessed using the secondary road 397 from Val-d’Or to Val-Senneville, and then going south on Paré Road to the village of Perron.

Climate

The average annual precipitation is approximately 914 mm, with most falling in September (approximately 102 mm). Snowfalls occur between October and May, with the most snowfall occurring between November and March. The monthly average for that period is about 50 mm (expressed in mm of water).

The average daily temperature in Val-d’Or is 1.2°C , slightly above freezing. The average temperature for July reaches 17.2°C, while in January the temperature falls to –17.2°C. The lowest temperature measured was -43.9°C and the highest temperature measured was 36.1°C. Although the temperature of the area is below the freezing point an average of 209 days per year, mining operations are not affected by the climate.

Local Resources and Infrastructure

The area is well served by existing infrastructure and human resources. The population of the town of Val-d’Or is approximately 40,000 people. The town is accessible from the national road network and commercial flights are available daily at the local airport. The town also hosts an appropriate base of suppliers and manufacturers for the mining industry.

A railroad is located a few km to the south of the property and power is supplied by Hydro-Québec.

The ore from the Beaufor Mine is hauled by truck to the Camflo Mill located at an approximate distance of 49 km from the mine site. Waste rock is stored on site.

Skilled administrative personnel, technicians, geologists, mining engineers and experienced miners are available in the area. However, as several advanced staged projects are currently active in the vicinity, it is now more difficult to find, recruit and retain manpower.

Physiography

The regional landscape is typical of the Abitibi lowlands, with its small rolling hills and widespread swamps, and its mixed forests of broadleafs and conifers. The forest cover is relatively young, as a forest fire devastated the area in 1942. The elevation is approximately 300 metres above sea-level.

History

Intermittent exploration fieldwork has been conducted on the Beaufor property since the 1930s. Following a development period, Aurizon Mines (50%) and Louvem (50%) started commercial production at the Beaufor Mine in January 1996. In August 2000, Aurizon Mines stopped the mining operation at Beaufor Mine for reasons of risk of instability of the crown pillar. In spring 2001, Aurizon Mines transferred the mining rights of the Perron, Beaufor, Pascalis, Colombière and Courvan properties to Richmont Mines for an amount of $1.8 million. In September 2001, Richmont Mines undertook construction work to secure the crown pillar and commercial production resumed at the Beaufor Mine jointly with Louvem in January 2002. In march 2010, the Beaufor Mine attained the notable production level of 1,000,000 gold ounces over its mine life. In June 2010, Richmont Mines acquired all of the issued and outstanding shares of Louvem not currently owned by Richmont Mines. As a result of this transaction, Richmont Mines owns a 100% interest in Beaufor Mine and 100% of Louvem’s properties.

Geological Setting

Regional Geology

The mining town of Val-d’Or is located in the southeastern part of the Abitibi greenstone belt formed of Archean volcanic and sedimentary rocks of the Superior Province. The mining camp of Val-d’Or is situated in the Malartic area, which is comprised of a volcanic pile including ultramafic, basaltic and rhyolitic flows. The Bourlamaque granodiorite intrusion hosts significant gold concentrations, namely at the Beaufor Mine.

Beaufor Mine Geology

The Beaufor, Perron, Pascalis, Colombière and Courvan properties belong to the same gold-bearing hydrothermal system with a similar geometry. The Beaufor deposit is included in the Bourlamaque granodiorite. Gold mineralization occurs in veins associated with shear zones moderately dipping south. The mineralization is associated with quartz-tourmaline veins resulting from the filling of shear and extension fractures. The gold-bearing veins show a close association with mafic dykes intrusive and undercutting the granodiorite. The dykes seem to have influenced the structural control of the gold-bearing veins.

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

All the gold-bearing veins are contained in a strongly-altered granodiorite in the form of chlorite-silica forming anastomosing corridors of 5 to 30 m in thickness. The veins at the Beaufor Mine form panels of more than 300 m in length by 350 m in height. The thickness of the veins varies from 5 cm to 5 m. The zones are limited by the Beaufor fault (N115 o /65 o -75 o) at 380 metres from the surface and a parallel system of shears (N70 o /sub vertical).

2011 Results

Production

During the year ended December 31, 2011, a total of 100,888 tonnes of ore were processed from the Beaufor Mine at an average recovered grade of 8.31 g/t, and 26,947 ounces of gold were sold at an average price of US$1,576 (CAN$1,559). This compared to tonnage of 104,945, an average recovered grade of 6.60 g/t, and realized gold sales of 22,258 ounces at an average selling price of US$1,253 (CAN$1,290) in 2010. Cash costs per ounce at the Beaufor Mine for the 12 months of 2011 increased to US$921 (CAN$911) from US$867 (CAN$892) last year, reflecting higher costs per tonne, primarily as a result of the greater amount of development necessary to access the ore zones, the effects of which were partially offset by a notable improvement in the recovered grade.

Beaufor Mine

	2011	2010

Tonnes	100,888	104,945
Head grade (g/t)	8.45	6.72
Gold recovery (%)	98.36	98.19
Recovered grade (g/t)	8.31	6.60
Ounces sold	26,947	22,258
Cash cost per ounce (US$)	921	867

Investment in property, plant and equipment (thousands of CAN$)	3,090	2,462
Exploration expenses (thousands of CAN$)	991	2,584

Deferred development (metres)	685	1,350

Diamond drilling (metres)
Definition	13,101	21,928
Exploration	18,176	33,449

Exploration

Proven and Probable reserves at the Beaufor Mine increased to 69,191 ounces of gold at December 31, 2011, from 68,998 gold ounces at December 31, 2010. This reflects the addition of reserves established within the mine’s existing underground infrastructure as a result of definition drilling in 2011, the results of which more than offset the 26,947 ounces of gold sales from the mine in 2011.

The Corporation is planning 10,000 metres of definition drilling and 15,000 metres of exploration drilling at the Beaufor Mine in 2012, in an effort to continue to grow its reserve base. An additional 4,000 metres of definition and 5,000 metres of exploration drilling is being planned on the previously identified near-surface W Zone on the Beaufor property.

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

Sampling

Sampling of the rock mass is performed using drill cores and blasted rock. Results of the drill cores analyses as well as the grades of ore samples taken in the car wagon are taken into account for Mineral Reserve calculation. The weight of each sample is around ½ kg per 3.5 to 5 tonne wagon. For development purposes, the weight of each sample is around ½ kg per 12 tonnes of blasted rock. There are currently no face-sampling “chips” taken at the Beaufor Mine.

In definition drill holes, samples are collected between 0.5 metre and 1 metre intervals, and frequently include both vein material and wall rocks, since veins are often less than 1 metre thick. Core recovery is over 90%. The entire core is then analyzed at the chemical assay laboratory.

For exploration holes, the length of the sample varies from 0.5 to 1 metre. The core is sawed in two using a core saw. Recuperation of core is over 90%.

Assays

ALS Chemex Laboratories in Val-d’Or was selected to analyze samples from the Beaufor Mine. This laboratory is certified ISO 9001-2000 for the Supply of assays and geochemical analysis services by QMI, an ISO certification firm.

The step-by-step procedure for sample analysis is briefly described as follows:

  Upon receipt of sample bags, all sample numbers are verified and entered into the Laboratory Information Management System (LIMS), a sample tracking system used by the laboratory;

  Samples are dried and crushed to 70% passing 2 mm using a jaw crusher. A representative sub-sample weighing 250 to 300 g of the –2 mm fraction is prepared using a Jones riffle splitter. The sub-sample is then pulverized to 85% passing –200 mesh using a ring pulveriser;

  Samples are then analyzed by fire assay with gravimetric finish using 30 g per sample.

Quality Control

The laboratory’s quality control program, at different steps of the process, includes:

  Crushing, pulverizing, weighing: daily monitoring;

  Fire assay: 1 blank, 2 standards and 3 duplicates are inserted in each batch of 84 samples.

A second quality control program established at the Beaufor Mine involves the insertion of blanks and standards. Furthermore, rejects for all samples exceeding 10 g/t Au and less than 100 g/t Au are systematically re-assayed.

Security of Samples

Samples are gathered in plastic boxes by the Beaufor Mine’s geological personnel and stored in a core shack. The samples are collected daily by the laboratory staff and brought to the laboratory directly. Historical production and milling data indicate reliability of the laboratory results. When there is doubt as to the location of a sample, the sampling number or any other anomaly, the data is not used for calculation.

Mineral Reserve Estimates

In 2011, the Mineral Reserve estimates were performed by Jessy Thelland and François Chabot, Eng., both employees of Richmont Mines and qualified persons pursuant to Regulation 43-101. The methodology and procedures for Mineral Reserve estimates have been adopted from a study completed in 2006 by Golder Associates, an independent consulting firm. The database, factors and parameters used in the determination of the Mineral Reserves are based on the available information at the Beaufor Mine as of December 31, 2011. However, these parameters are revised on an annual basis in order to take into consideration the experience gathered from the current mining operation.

The Mineral Reserve estimates are carried out in accordance with Regulation 43-101. Mineral Reserves are classified according to the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) classification adopted by the CIM Council on August 20, 2000. All standards generally accepted in the mineral industry as well as Regulation 43-101 requirements and CIM regulations for Mineral Reserve estimates have been fully complied with in this study.

All the geo-scientific data collected at the Beaufor Mine is grouped into two main databases. Internal procedures have been prepared in order to validate the information in the databases. All the work performed by the Beaufor Mine geology department, from data entry to layout drawings follows strict and established procedures, including crosschecks to ensure full validity. Access to all databases is restricted to selected personnel in order to ensure complete integrity.

Mineral Reserve Estimates

The database and the parameters used to estimate the Mineral Reserves are based on past mining experience and the information available as at December 31, 2011. The parameters were reviewed and modified by Golder Associates in 2006. Thus, both the dilution and the ore recovery factors by mining methods used in the reserve estimate are based on actual results obtained in 2011. All these factors and parameters are updated on an annual basis in order to account for changes in the mining operations.

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

Technical Parameters

The basis and the parameters used for reserve estimation are given in the following sections.

Mining Methods

The two major underground extraction methods currently used at Beaufor Mine are room and pillar and long hole methods:

Rooms and Pillars

  Geometry: stope width of 8 metres in the plane of the vein with in-stope pillars of 2.5 metres X 2.5 metres;

  Maximum vein dip: 40°;

  Ore mining recovery: 80% used in the economic evaluation;

  Internal dilution: the ore block is designed with a true thickness of 2.4 metres. The drilling intercepts are projected to the same lengths. The minimum mining width is 2.4 metres. The dilution grade is assumed to be 0 g/t Au;

  External dilution: a dilution amounting to 5% at a grade of 0 g/t Au is added in the determination of the economic Mineral Reserves.

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

Cut-off Grades

Cut-off grades have been calculated based on both developed and un-developed workings for the two major mining methods used at Beaufor Mine, which are room and pillar and long hole.

The main criteria are as follows:

  No profit margin is built into the estimate;

  Deferred development costs or capital expenditures are not used;

  Only the price of gold is taken into account in the economic calculation;

  The price of gold used was CAN$1,200 per ounce applying an exchange rate of CAN$1.00/US$1.00;

  Operating costs include fixed costs budgeted for 2012 and variable costs (production and development) based on the results from January to April 2011 for each method.

The results of the cut-off grade study by mining method for both developed and un-developed underground workings are listed in the following table:

Mining Method	Workings	Cut-off Grade
		(g/t)
Room and pillar	Developed	5.84
Room and pillar	Undeveloped	7.26
Long hole	Developed	5.10
Long hole	Undeveloped	6.53

Reserve Classification

Descriptions with more details about classification of reserves at the Beaufor Mine are set out below.

Proven Mineral Reserves

At the Beaufor Mine, Proven Reserves are based on ore blocks developed from drifts or raises up to a maximum of 8 metres from these openings. The level of accuracy of the economic evaluation in the calculation of reserve is that of a feasibility study.

Probable Mineral Reserves

The Mineral Reserve estimate in the Probable category are based on an economic study in order to determine the economically mineable part of an Indicated Mineral Resource. At the Beaufor Mine, Probable Reserves extend to a maximum of 10 metres from drilling data. Dilution and mining recovery rates are included in the reserve calculation.

Reserve Table

In accordance with the Mineral Reserve calculation, as at December 31, 2011, the Mineral Reserves of the Beaufor Mine are estimated as follows:

Category of reserves	Tonnes	Grade	Au
	(metric)	(g/t Au)	(oz)
Proven	81,822	6.56	17,251
Probable	226,448	7.13	51,940

Total (proven + probable)	308,270	6.98	69,191

Before mill recovery of 98.36%

As of December 31, 2011, the Mineral Reserves at Beaufor Mine are estimated at 69,191 ounces of gold, calculated using a long-term gold price of CAN$1,200 per ounce, for an expected mine life of approximately three years.

Mining Operations and Metallurgy

The two major underground extraction methods currently used at Beaufor Mine are room and pillar and long hole methods.

The Beaufor Mine ore is trucked to the Camflo Mill located approximately 49 kilometres from the mine site. Camflo Mill Inc., the owner of the Camflo Mill, is 100% owned by Richmont Mines. The Camflo Mill, with a rated capacity of 1,200 tonnes per day, is a Merrill-Crow conventional type mill with circuits for crushing, grinding, gold cyanidation and precipitation using zinc powder.

The historic average rate of recovery of the mill is 98.5% when ore extracted from the Beaufor Mine is milled. No major operating problems have been experienced at this mill nor are any anticipated in the near future. Usual maintenance and repairs are carried out when deemed appropriate.

Production Summary

For the full year 2011, a total of 26,947 ounces of gold were sold at an average price of US$1,576 (CAN$1,559). This compared to gold sales of 22,258 ounces at an average sale price of US$1,253 (CAN$1,290) in 2010. Cash costs per ounce at the Beaufor Mine for the 12 months of 2011 increased to US$921 (CAN$911) from US$867 (CAN$892) last year, reflecting higher costs per tonne, primarily as a result of the greater amount of development necessary to access the ore zones, the effects of which were partially offset by a notable improvement in the recovered grade.

	Year ended December			Year ended
		31, 2011	December 31, 2010

Precious metals revenues (thousands of CAN$)		42,016		28,714

Ounces sold		26,947		22,258

Data per ounce of gold sold	US$	CAN$	US$	CAN$
Cash cost	921	911	867	892
Depreciation and depletion	72	71	62	64

Total	993	982	929	956

Average price obtained per ounce	1,576	1,559	1,253	1,290

2.	Francoeur Mine, Arntfield, Quebec, Canada

Location and Property Description

The Francoeur property is located 25 km west of Rouyn-Noranda, Abitibi, Beauchastel Township, ranges IV and V, lots 1 to 9.

Description of Mining Rights

The Francoeur Mine consists of 12 mining claims, 3 mining concessions and 4 mining leases totalling approximately 408 ha.

Number of mining titles	Area	Expiration date
	(ha)
12 mining claims	118.76	Claims expire between 05/12/2012 and 10/05/2013
3 mining concessions	230.21	Mining concessions 194, 322 and 326 : 01/31/2013
4 mining leases	59.36	Mining leases BM 776, BM 825, BM 826 et BM 849 expire
		between 09/07/2015 and 04/16/2020

19	408.33

All of these claims will be renewed before the anniversary date because there are excess credits available or by the execution of the required works. For the mining leases, taxes are paid to the government every year to keep them in good standing. For mining concessions, geological work is performed to keep it in good standing or taxes are paid every year. Richmont Mines has an internal procedure and an external control to insure appropriate follow up of regarding claims expiry dates. All the mining claims, mining concessions and mining leases were in good standing in 2011 and are expected to be for 2012. A mining lease application is underway for the area of the West Zone. A detailed list and map of locations can be found in the amended technical report for the Francoeur Mine dated as of May 19, 2010 and filed under the Corporation’s profile on the SEDAR web site at www.sedar.com.

Ownership of Mining Rights

All mining titles on the Francoeur Mine are held by Richmont Mines.

Mining Royalties

There are no royalties or back-in-rights related to any of the mining claims, mining leases and mining concessions.

Environmental Obligations and Permits

A restoration plan has been submitted to the Ministère des Ressources naturelles et de la Faune (the Ministry of Natural Resources and Wildlife, the “MRNF”), pursuant to which financial guaranties have already been submitted for the Francoeur Mine.

Infrastructures

The Francoeur property includes two vertical shafts with their headframes. The 477-metre shaft No.6 provided access to levels 4 to 11, and it now serves for the ventilation purposes. A machine shop, a core shack and a warehouse were regrouped in that same area.

The 818-metre Jean-Guy Rivard shaft (No.7) is located 650 metres northeast of the No.6 shaft. The Jean-Guy Rivard shaft was sunk by Richmont Mines, giving access to six (6) additional levels (12 to 17). The headframe also includes a service building containing a covered ore bin, the main office and a dry room. A hoist room, an air compressors room, an electric room are grouped in that same area.

There are no mill facilities at the mine site, and accordingly, no mine tailings were left in place, except the area of old tailings between shaft No.1 and No.2 in the east part of the property.

From 1993 to the end of mining activities in 2001, the ore was sent to Richmont Mines’ Camflo Mill in Malartic, Quebec, and the waste material was used or stockpiled at the mine site. Considering that this waste only contained 0.4% sulphur, this material had a positive neutralizing potential and was not generating acidic drainage (H2SO4). Richmont Mines is again planning to use the Camflo Mill to treat the ore of the West Zone. Consequently, no mine tailings will be stored on the site. Only a waste stock pile that is non acid generating is planned on the mining site.

Location of Mineralized Zones

The Francoeur No.3 deposit constitutes the main ore zone of the Francoeur Mine which was mined until 2001 down to the 17th level by Richmont Mines. The No.3 deposit is hosted in the metavolcanic rocks of the Blake River Group. Gold mineralization mainly developed in the ductile Francoeur-Wasa shear zone. The mineralized zone extends for at least 1,200 metres down dip from surface to beyond the 17th level. It is a composite orebody consisting of four distinct ore zones, three of which occur within the Francoeur-Wasa shear zone.

The “West Zone” is located to the west of the No.3 deposit. It is composed of two zones, the Main Zone (West) and the Footwall Zone (FW), both located in the Francoeur-Wasa shear zone and dipping northward at about 30 to 40°. Gold-bearing mineralization is closely associated with albite-pyrite alteration. This zone seems to differs from the No.3 orebody by its apparent NW plunge instead of the NE plunge generally observed elsewhere.

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

Local Resources

Rouyn-Noranda (pop. 41,000) is a well established mining community offering a vast amount of commodities. The Horne copper smelter is the most important employer with a workforce of about 500. Skilled administrative personnel, technicians, geologists, mining engineers and experienced miners are available in the area. Howewer, as several advanced staged projects are currently active in the vicinity, it is now more difficult to find, recruit and retain manpower.

Physiography

The area is located in the coniferous to boreal zone and more precisely in a white birch’s resinous domain. The forest cover is composed of 50% leafy and 50% resinous trees with moderate commercial value.

The topography is relatively flat (285 m to 300 m) with the exception of the northeast corner of the property where outcrops are no more than 30 metres higher than the average level.

Exploration History

The Francoeur property was staked for the first time in 1923 following a gold discovery which later became Zone 1. In 1932, Francoeur Gold Mines Ltd. sunk a 45° incline shaft (No.1) of approximately 226 metres with four levels (95, 191, 290 and 488 foot levels) in the footwall of Zone 1.

In 1936, zones 2 and 3, located at more than 549 metres west of Zone 1, were discovered through drilling along the Francoeur-Wasa shear. Additionally, a 45° incline shaft (No.2) was sunk to a depth of 183 metres with four development levels (132, 221, 311 and 399 foot levels) in the lower footwall of Zone 2. In 1938, a 150 short tons per day concentrator was built on the property, and mining of both No.1 and No.2 deposits began immediately thereafter. In 1939, Zone 8 was discovered approximately 244 metres north of the Francoeur-Wasa shear. This zone was opened as early as 1940 through a cross-cut driven from the second level of Zone 2. On the third level, the drift was extended approximately 914 metres to the west to reach and mine the ore of Zone 3. Between August 1938 and March 1947, Francoeur Gold Mines Ltd. produced 94,303 ounces of gold from 520,363 tonnes of ore with a recovered grade of 5.6 g/t of gold (Brown, 1962).

In July 1964, Francoeur Gold Mines Ltd. was acquired by Wright-Hargreaves Mines Ltd. (Wasamac Division). In 1965, after further drilling, the Wasamac No.2 vertical shaft (now called shaft No.6) was sunk by Wright-Hargreaves Mines Ltd. to a depth of 477 metres to mine the Zone 3 from the 4th to the 11th level. Mining operations started in May 1968 and ended in March 1971 for a total gold production of 69,227 ounces from 385,292 tonnes grading 5.6 g/t of gold (Karpoff, 1986). The ore was milled at the Wasamac No.1 mine concentrator located 6 km to the east.

During 1973 and 1974, the property was optioned to Kerr Addison Mines Ltd. and Noranda Exploration Corporation Ltd. They drilled five (5) holes along the Francoeur-Wasa shear zone with little success (GM 29431, GM 30512). Finally, exploration work, including three deep holes (FR-82-1, 2 and 17), was carried out from 1980 to 1984 by Long Lac Exploration Ltd. (GM 40041, GM 41362).

In October 1985, Ressources Minières Rouyn (“RMR”, now Richmont Mines) signed an option agreement with Lac Minerals for the acquisition of a 50% interest on the Francoeur property. An assessment of the property was commissioned in order to evaluate the remaining resources left in place by Wright-Hargreaves. Karpoff (1986) evaluated that approximately 416,402 tonnes grading 7.54 g/t Au were still accessible by the Wasamac shaft No.2 (now shaft No.6).

In the spring of 1986, RMR started the dewatering and the rehabilitation of the underground infrastructures. In 1986 and 1987, a total of 27,799 m of surface diamond drilling in 75 holes was carried out on zones 1, 2, 8, and below the 11th level of Zone 3. At the same time, surface facilities were installed and underground diamond drilling confirmed the previously reported in situ reserves. The surface diamond drilling program delineated more than 1 million tonnes of possible reserves under the 11th level of Zone 3.

During the spring of 1988, RMR extracted a 23,111 tonne bulk sample grading 6.8 g/t Au from the No.3 deposit. The ore was successfully processed at Lac Minerals Ltd.’s mill located in Malartic, Québec and mining operations from the No.6 shaft started the same year.

Considering the shallow dip of the Zone 3 (42°N), it was then evaluated that it would be more profitable to sink a new shaft 650 m north of the No.6 shaft thereby giving access to the resources found under the lowest level (11th). This is why the Jean-Guy Rivard (No.7) shaft was sunk in May 1989 to a final depth of 818 metres.

In June 1991, RMR’s name was changed to Richmont Mines Inc.

On October 1st, 1991, development work was completed and commercial production began at a rate of 400 tons per day. From 1992 to 1994, production was increased from 500 tons to 800 tons per day.

In June 1992, Richmont Mines acquired Lac Minerals’ 50% share of the Francoeur and Wasamac properties.

In 1993, Richmont Mines bought the Camflo Mill and began processing Francoeur’s ore. The ore was previously processed at East Malartic Mill (Québec) and Deak resources at Virginiatown, in Ontario.

The exploration program conducted at the Francoeur property in 1997 was successful in discovering Zone 7, which is different, in terms of dipping, from the No.3 deposit. This zone was dipping south (70-75°) while the main gold-bearing structure was dipping north (40-45°). Following the discovery of Zone 7, a major development program was undertaken in 1998. Rehabilitation work was done in shaft No.6 and access drifting and infill drilling commenced on levels 4, 6 and 7. In 1999, development work on levels 4, 6 and 7 and related sublevels were completed. Commercial production of Zone 7 resumed at the beginning of February 2000.

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

At the end of 2009, 8 out of the mine’s 17 levels had been dewatered, and the surface infrastructure had been fully re-commissioned. The Corporation began drift excavation and underground mine preparation work on this property when dewatering of the mine was completed at the end of the second quarter of 2010. As of December 31, 2010, 1,239 metres of underground development drilling was completed.

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

Project Geology

The Francoeur Mine includes the Francoeur No.1, No.2 and No.3 deposits. They occur along the Francoeur-Wasa shear zone and, from east to west, together with the Arntfield No.1, No.2, and No.3 deposits, the Wasamac Mine and the Wingate deposit. Despite the showing of local differences, all of these deposits are very similar to one another in both geological aspects and types of mineralization. The Francoeur No.3 deposit was the largest one of them all.

Mineralization

The ore zones of the Francoeur deposits are generally made up of distinct lenticular and tabular bodies up to one metre in thickness, and form buff or beige coloured bands, called BB bands. All the BB bands are mainly composed of carbonate, albite, pyrite and minor amounts of quartz and rutile, with trace amounts of sericite and gold. There is no evidence of stratigraphic control on the gold deposition in the Francoeur mine.

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

2011 Development

Richmont continued to make progress at the Francoeur Mine during 2011, and at the end of 2011 the mine’s workforce totaled 119 employees, up from 74 at the end of 2010. However, the development rate to provide access to the 16th and 17th levels of the mine was slower than anticipated with the lack of available skilled manpower contributing to the slower than forecasted development rate. In order to address this and to improve development progress, the Corporation implemented extensive training of new miners in 2011. Consequently, as previously announced, the asset did not achieve its original target of recovering 10,000 to 15,000 Au ounces from development during the year. A total of 4,999 metres of underground development and 13,911 metres of definition drilling were completed at Francoeur during 2011.

Exploration

A considerable amount of exploration and development work was carried out on the Francoeur property since the discovery of the first gold-bearing veins in the 1920’s. Successive underground developments have allowed the discovery of additional reserves along the Francoeur-Wasa shear when mining activities were conducted in the No.3 orebody. This is particularly true for Richmont Mines who carried out major underground exploration programs along extensions of known mining blocks to sustain the long term viability of the mine.

Methodology

Generally, most of the boreholes at the Francoeur deposit were set-up on transversal sections allowing them to intersect mineralized zones at a right angle. Off-section holes were drilled when underground openings were not available.

Exploration programs were generally split into two categories:

  60 m x 60 m spaced exploration holes;

  20 m x 20 m spaced definition holes.

For the West orebody, because exploration boreholes were set-up in the footwall of the mineralized zones, they crosscut them at a very acute angle. For example, borehole R-882B started at a dip of -46° and finished 697.08 m deeper at a dip of 0°. The Main West Zone, which dips 42° north, was intersected over 9.90 m along the core (from 547.80 to 557.70 m and represents, in fact, a horizontal width of 2.64 m or a true thickness of 1.70 m).

Definition drilling done presently in West Zone is planned to intersect as perpendicularly as possible the mineralized zone. The drilling spacing can go down to 10 m x 15 m in certain areas.

Sampling

The rock sampling methods used underground were core drilling, wall sampling and rock blasting. Borehole and wall sampling assay results were used to determine the grade of mining blocks. Muck samples were taken from blasted ore in wagons transporting gold-bearing mineralization to the ore pass. These samples were used in the grade reconciliations and in calculations of reserves.

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

Two sampling methods were applied at the Francoeur Mine:

(1)

Core sampling: sample lengths of exploration holes with varying geological parameters such as, for example, the amount of sulphides on both walls of a vein. The core of exploration holes was split in half with a diamond saw blade leaving a remaining sample as a reference for any subsequent detailed studies. Rejects were stored three months at the assay lab and, after that period of time, they could be shipped to the client if requested. When mineral resources were found by any exploration programs, a definition drilling program was initiated to verify the repeatability of the grades and better define the geometry of the orebody. Presently, core from definition holes are analyzed entirely.

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

  One sample bag should weigh a minimum of 6 pounds and represent the muck from 4 wagons or 16 to 20 tonnes; and

  There is a tag number for each bag and the sampling book should contain the following information: date of sampling, level, stope identification, number of sampled wagons and sampler initials.

Presently, muck sampling method is similar to the one describe above but with 3.5 tonne trams and that a sample represents 3 trams or between 10-12 tonnes.

Assays

Techni-Lab of Ste-Germaine-Boulé was the principal assay laboratory used by Richmont Mines over the years with respect to the Francoeur mine. Techni-Lab followed several procedures when batches of samples were received.

The procedure for sample analysis is briefly described as follows: a form is filled and bags of pulp are numbered accordingly. A set of 24 crucibles, including a blank, a duplicate and a standard, is prepared. The crucibles are filled with 115 g. of flux and a teaspoon of flour. A portion of the pulp is weighted (15 or 30 g) and added to the flux in the crucible. The content of each crucible is then homogenised. After that:

  A 30 or 50 gram pulp sample is taken for analysis;

  Lead collection of the sample with a flux to obtain a lead button;

  Cupellation of the lead button to free the precious metal bead;

  Dissolution of the bead in “Aqua Regia”;

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

Techni-Lab (Actlabs) of Ste-Germaine-Boulé was the principal assay laboratory used by Richmont Mines for the Francoeur samples in 2011. Assaying procedures and quality control are similar.

Security of Samples

In 2011, Francoeur’ samples were brought to the laboratory by Technilab’s employees.

Mineral Reserve Estimates

In 2009, Mineral Reserve estimates were performed by Daniel Adam, P.Geo., Ph.D., General Manager, Exploration and Sustainable Development, Christian Pichette, Eng., M.Sc., and Raynald Vincent, Eng., M.G.P., all of whom are employees of the Corporation and all of whom are qualified persons under Regulation 43-101.

The Mineral Reserve estimates were carried out in accordance with Regulation 43-101 recommendations and regulations. Mineral Reserves were classified according to the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) classification and adopted by the CIM Council on December 11, 2005. All standards generally accepted in the mineral industry as well as Regulation 43-101 recommendations and CIM regulations for Mineral Reserve estimates have been fully complied with.

The Corporation plans to complete a total of 9,100 metres of exploration drilling and 25,000 metres of definition drilling at the Francoeur Mine in 2012. All of the definition drilling completed in 2011 and approximately 12,000 metres of additional definition drilling planned in early 2012 will be applied toward a re-estimation of Francoeur’s reserves, using updated mining costs, gold price and cut-off grade. Approximately 70% of the definition drilling in the upper levels of the mine (above the 16th level) has been completed, while only 10% has been completed in the lower portion. Based on the definition drilling information obtained to date, the mineralized zone appears to be more discontinuous than in the initial geological model, and grades are mostly in the range of 4.5 g/t to 5.5 g/t Au versus the 2009 Probable Reserve grade of 6.9 g/t Au. Richmont will reassess Francoeur’s reserves and mining plan in the second quarter of 2012, and will provide production guidance and an updated reserve estimate for this mine at that time.

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

Generally speaking, the room-and-pillar method is considered when the rock quality determination (“RQD”) is lower than 25% and for gold-bearing structures with a maximum dip of 40°. Long-hole or shrinkage-stoping methods can be envisioned when the RQD is higher than 25% and when gold-bearing structures have a minimum dip of 45°.

Historically, the rate of recovery of the room-and-pillar method was 85% with an external dilution of 15% at a grade of 0.68 g/t (0.02 oz/st). The minimum thickness used for the reserves calculations was 1.68 metres. These parameters were used to establish the probable reserves of the West Zone.

The long-hole method was used when the orebody was dipping at more than 45°. At this critical dip, the scraping of the blasted ore was required before doing any progression in the stope. As soon as the dip of the orebody is 50° and higher, the blasted ore falls downward due to gravity to the lower level without any scraping manoeuvres.

The historical rate of recovery of the long-hole method at the Francoeur Mine is 95%. Pillars of various dimensions have been left in the stopes allowing a better stability of the hanging-wall and a minimum dilution (±15%).

Cut-off Grade

A cut-off grade of 4 g/t was used for the 2009 reserves estimation. Cut-off, and parameters used to define it, will be re-evaluated for the next reserves estimation.

Reserve Table

Mineral reserves are estimated at 615,664 tonnes in the probable category grading 6.91 g/t Au for a total of 136,749 ounces.

This inventory of reserves includes a dilution of 15% grading 0.686 g/t Au and a rate of recovery of 85%.

Considering that there was no access in 2009 to the mineralized zone nor any definition drilling, none of the reserves were classified in the proven category.

Probable reserves of the Main, Footwall and North Zones

Zone	Reserves> 5.15 g/t Au			Reserves 4.0-5.15 g/t Au			Total Reserves
	Tonnes (Metric)	Au (g/t)	Ounces	Tonnes (Metric)	Au (g/t)	Ounces	Tonnes (Metric)	Au (g/t)	Ounces
Main	368,357	6.80	80,580	77,132	3.98	9,869	445,490	6.32	90,449
FW	139,320	9.09	40,698	15,512	3.64	1,816	154,831	8.54	42,514
North	14,260	7.94	3,641	1,083	4.17	145	15,343	7.68	3,786
TOTAL	521,937	7.44	124,919	93,727	3.93	11,830	615,664	6.91	136,749

Mining Operations and Metallurgy

During the last two quarters of the year, 13,077 tonnes of low-grade development ore from Francoeur were processed at the Camflo Mill which generated 1,265 ounces of gold. Development ore continues to be transported to the Camflo Mill during the first quarter of 2012, and the Corporation is looking forward to beginning commercial production at Francoeur.

3.	Island Gold Mine, Dubreuilville, Ontario, Canada

Location and Property Description

The Island Gold Mine is located approximately 50 km northeast of Wawa, Ontario, in the Sault Ste. Marie Mining Division. Dubreuilville, Ontario, is approximately 10 km northwest of the Island Gold Mine.

Description of Mining Rights

The Island Gold property is divided in four parts and consists of 141 patented, leased and staked claims totalling 4,730 ha.

Property	Number of claims	Area (ha)	Expiration date	Richmont Mines Ownership (%)
Kremzar	20	381	Patented Claims: taxes are paid every year, 2 Mining Leases: 02/28/2022 to 06/30/2030	100
Lochalsh	31	368	Patented Claims: taxes are paid every year Mining Leases: 03/31/2012 to 01/31/2032 Claims: 02/06/2014 to 04/25/2014	100
Goudreau	69	1,049	Patented Claims: taxes are paid every year 1 Claim: 08/20/2012	100
Island Gold	21	2,932	Claims: 05/06/2012 to 10/25/2014	100

The claims will be renewed by applying excess credits available before the anniversary date. Taxes are paid annually to the government to keep Patented Claims and Mining Leases in good standing. Richmont Mines has an internal procedure to ensure monitoring of the claims expiry dates. All of these mining claims, mining leases and patented leases were in good standing in 2011 and are expected to be for 2012. A mining lease must be renewed in 2012, the request is being processed. A detailed list and map of locations can be found in the Island Gold Technical Report as of May 15, 2007, filed on May 25, 2007 under the Corporation’s profile on the SEDAR web site at www.sedar.com.

In December 2008, Richmont Mines added two new groups of claims to its portfolio in Ontario:

  A 75% interest in the Edwards property, a group of 43 claims covering an area of approximately 707 hectares. This property is located to the east of the Island Gold property (the other 25% interest is held in trust by the Corporation on behalf of Red Pine Exploration). These claims expire between April 5, 2012 and July 24, 2014. Richmont Mines intends to renew all of these claims, as the location of this property is strategic, namely on the strike of the Goudreau Lake shear zone, between the Island Gold and Cline Edwards Mines.

  The Ego property, which is a group of 3 claims covering an area of approximately 73 hectares, and is located west of the Island Gold property. These claims expire on June 5, 2012. Richmont Mines will continue to carry out work on this property.

Summary of Agreements

Richmont Mines entered into an agreement with Patricia Mining on August 28, 2003. Under the agreement, Richmont Mines completed a private placement investment of $1.0 million in common shares of Patricia Mining at $0.50 cents per share and obtained an option to acquire a 55% interest in the Island Gold property by investing up to $10 million or by bringing the project into commercial production. This initial investment was used to partly finance a $3 million exploration program on the Island Gold project. On December 3, 2004, Richmont Mines decided to invest up to $10 million in order to acquire a 55% interest in this project. Richmont Mines became the project operator as of January 1, 2005. During the course of the fourth quarter 2005, after having fulfilled its obligation to invest $10 million for the project development, the Corporation acquired its 55% interest.

In January 2006, Richmont Mines and Patricia Mining announced the purchase of the remaining joint venture interest of Algoma Steel Inc. (“Algoma”) in the Goudreau property near Dubreuilville, Ontario, for $100,000. The property remains subject to the 15% net profits interest as per the original joint venture agreement between Algoma and Patricia Mining.

On December 16, 2008, Richmont Mines acquired all of the common shares of Patricia Mining that it did not already own pursuant to a plan of arrangement under the Business Corporations Act (Ontario). As a result of this transaction, Richmont Mines owns a 100% interest in Island Gold Mine.

Ownership of Mining Rights

All mining titles on the Island Gold project were jointly held by Richmont Mines (55%), and Patricia Mining (45%). Since the acquisition of Patricia Mining on December 16, 2008, Richmont Mines holds 100% of all mining titles relating to the Island Gold property. Following the acquisition, the mining rights owned by Patricia (45%) were transferred to Richmont Mines in February and March 2009.

Mining Royalties

All the properties held by Richmont Mines are subject to the payment of royalties and financial contractual obligations. Details can be found in the Technical Report for the Island Gold Project as of May 15, 2007 under the Corporation’s profile on the SEDAR web site at www.sedar.com.

The Kremzar Property is subject to a 4% NSR in favour of Algoma. The Algoma NSR will become payable at such time as the aggregate amount of NSR received by the Corporation and Teck Resources Ltd. (“Teck”) (formerly Aur Resources Inc.) equals the aggregate preproduction costs.

The Kremzar Property is also subject to a 3% NSR payable to Teck, which is payable until such time as the Algoma NSR becomes payable. In the event that the Algoma NSR becomes payable and is reduced below 4%, Teck will be entitled to receive a NSR equal to 50% of the amount by which the Algoma royalty is reduced, payable on the same terms as the Algoma NSR.

The Lochalsh Property is subject to a 3% NSR payable to Teck.

The Goudreau Property is subject to a 2% NSR payable to Teck and a 15% net profits interest royalty payable to Algoma.

Environmental Obligations and Permits

  The permit to operate the Kremzar Mill, located on the Island Gold Mine property, was amended in September 2008 to include water treatment to clarify the effluent of the primary pond. The treatment is done by adding a coagulant and a flocculant. The new permit number is 0734-7HYHVH.

  The Lochalsh closure plan was approved on April 30, 2007. As of December 31, 2010, an amount of $183,523 is in place to cover the closure costs.

  The Ontario Ministry of Northern Development and Mines (“MNDM”) has a financial guarantee of $979,080 for Kremzar and is distributed as follows: $572,525 for demolition costs of the mill (costs discounted at the end of May 2010 by an outside firm), $10,974 for others costs and $395,581 for the Kremzar Mine (costs discounted at December 31, 2009 and accepted by the MNDM in January 2010). These costs were also reconfirmed by the amendment of September 2010 for the enhancement of existing dikes.

Infrastructure

The Island Gold Mine infrastructure includes the primary tailings pond, the secondary settling pond, the Kremzar Mill (a carbon-in-pulp mill with a capacity of 850 tonnes per day), the Lochalsh ramp and portal, the mine access road, and the hydro lines. An office, a core logging and storage facility, and a mine dry are also located on the Kremzar Mine site.

Location of Mineralized Zones

The mineralized zones are located on mining leases 991853, 991854 and 991852 and patented claim 2075 of the Lochalsh property, and the ramp and waste pad are on patented claims 1776 and 1710 of the Goudreau property. The reserves of Lochalsh are localized on mining leases 825288 and 825287 of the Lochalsh property.

Accessibility

Access to the Island Gold Mine is via an all-weather road from Highway 519, just west of Dubreuilville, Ontario. This village is located approximately 35 km east of the junction between Highways 17 and 519. It takes approximately one hour to drive from Wawa, Ontario, to the mine site.

Climate

The mine is located within the Lake Superior Regional climatic zone, moderated by the influence of Lake Superior. The average day time temperature is 2°C, ranging from -41°C to 31°C throughout the year. Annual precipitation is normally 669 mm of rain and 278 cm of snow. Winter winds are from the northwest and north, and during the summer south westerly to westerly winds prevail. The climate does not affect the mining operation, which extends all year long.

Local Resources and Infrastructure

Wawa has a population of approximately 3,500. Dubreuilville is a forestry community with a lumber mill and a population of approximately 900. The Island Gold Mine is also within a few kilometres of railway lines operated by Canadian National Railways and Algoma Railways. Sidings for each of these railway lines are located at the villages of Goudreau and Lochalsh.

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

Physiography

The property area is within the Precambrian Shield adjacent to Lake Superior, in an area of low rolling hills that trend in an east-west direction with widespread swamps, and mixed forests of broadleafs and conifers. Property relief is low, from a high point of 488 metres above sea level near Miller and Maskinonge Lakes, to a topographic low point of 381 metres above sea level near Goudreau Creek. The Mine area has been partially logged.

Exploration History

In 1983, Canamax Resources Inc. (“Canamax”) and Algoma formed a joint venture to evaluate the mineral potential of Algoma’s 117 patented claims covering the Goudreau iron range. In 1985, drilling by Canamax about two kilometres south of the Kremzar mine intersected a series of sub-parallel lenses containing gold mineralization within deformed rocks of the Goudreau Lake Deformation Zone (“GLDZ”). These lenses are known as the Lochalsh, Island Gold, Shore and Goudreau Lake zones. During 1989 and 1990, a 1,280 metre long ramp was driven into the Island deposit beneath Goudreau Lake from an adit on the north shore. Drifts and raises totalling 382 metres were developed on two levels at depths of 125 metres and 140 metres below the Goudreau Lake elevation. A bulk sample weighing 4,167 tonnes was extracted and processed at the Kremzar Mill.

Patricia Mining acquired the project in 1996 and completed 16,862 metres of diamond drilling in 49 holes on the Island deposit and Lochalsh Zone between 1996 and 2002. In 2004, Patricia Mining started an underground exploration program at a cost of $3.0 million. A total of 125 metres of exploration drifts, 53 metres of ore sill and 8,137 metres of drilling have been completed.

In 2005, Richmont Mines completed 2,111 metres of underground development and 7,903 metres of delimitation drilling. A total of 7,259 tonnes with a content of 6.23 g/t Au from ore development were stockpiled on the surface.

In 2006, Richmont Mines continued the exploration program. A total of 3,469 metres of development were completed including 506.5 metres of ramps and 1,700.5 metres of ore silling. A total of 56,861 tonnes of development ore with a content of 6.96 g/t Au were stockpiled on the surface. At the end of December, a total of 41,531 tonnes of mineralized material grading 4.80 g/t Au were processed at the mill. A total of 28,149 metres of underground diamond drilling were performed on the Island Zone, and 10,602 metres of drilling were completed from the surface on the Lochalsh and Goudreau zones. Reserve estimates were performed by Genivar in 2007 based on this work.

On October 1, 2007, Island Gold began commercial production. On December 16, 2008, Richmont Mines acquired all of the outstanding shares of Patricia Mining and now owns a 100% interest in the property.

During 2009, underground drilling at the Island Gold Mine represented 212 drill holes totalling 26,914 metres. Approximately half of these metres were exploration holes in the Lochalsh, Goudreau and Extension-2 zones. The drilling has confirmed the presence and continuity of the targeted zones. A surface diamond drilling campaign was implemented in conjunction with the underground drilling. The goal of this campaign was to primarily test the near surface eastern and western extensions of the known zones in the vicinity of Island Gold Mine.

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

Project Geology

The Island Gold property covers part of the interface between the Catfish assemblage, composed of mafic rocks, and the Wawa assemblage, which consists of felsic rocks. The pyrite-rich Goudreau iron formation lies at the contact between the Wawa and Catfish assemblages. A unit of pyroclastic rocks marks the transition between the two assemblages and hosts the gold occurrences encountered on the property. This gold mineralization is controlled by the Goudreau Lake Deformation zone (the “GLDZ”). The GLDZ hosts the Island, Lochalsh, Goudreau, Shore, and north shear gold zones, all located within the Island Gold property.

Mineralization

Within the GLDZ are a series of parallel shear zones, up to 25 metres wide by several hundred metres long, with dips ranging from -70° to -90°, that host the gold mineralization. Moderate to high strain intensity is present within the shear zones containing pervasive alterations occurring in the form of iron carbonate, silica and calcite. Within areas of intense sericitization and silicification with 2% to 5% pyrite are narrow, subparallel quartz veins carrying gold mineralization. Gold is found primarily in quartz stringers and in veins 1 centimetre to 1.5 metres wide. Finely disseminated gold occurs in clusters up to 3 mm in diameter.

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

2011 Results

Production

For the 12 months ended December 31, 2011, 261,731 tonnes of ore were processed at the Island Gold Mine at an average recovered grade of 5.85 g/t, and a record 49,196 ounces of gold were sold at an average price of US$1,566 (CAN$1,549) per ounce. This compared to 251,237 tonnes of ore processed at an average recovered grade of 5.68 g/t, and gold sales of 45,865 ounces at an average price of US$1,238 (CAN$1,275) per ounce in 2010. The year-over-year improvement reflected a 4% increase in tonnage and a 3% improvement in recovered grades. Cash costs per ounce at Island Gold decreased by 6% in Canadian dollars year-over-year, to US$766 (CAN$758) from US$783 (CAN$806) in 2010, primarily a reflection of the improvement in recovered grade and lower mining costs.

Island Gold Mine

	2011	2010

Tonnes	261,731	251,237
Head grade (g/t)	6.10	5.95
Gold recovery (%)	95.91	95.49
Recovered grade (g/t)	5.85	5.68
Ounces sold	49,196	45,865
Cash cost per ounce (US$)	766	783

Investment in property, plant and equipment (thousands of CAN$)	4,959	4,650
Exploration expenses (thousands of CAN$)	5,549	4,561

Deferred development (metres)	1,821	2,478

Diamond drilling (metres)
Definition	13,080	12,110
Exploration	45,878	54,438

Exploration

Richmont is optimistic about the long-term possibilities at Island Gold. To this end, a total of 58,958 metres of drilling were completed on this property in 2011. Approximately 26,000 metres have been realized with underground definition drilling in the areas of Lochalsh, Goudreau and Extensions 2 and 3; these drilling among others permitted the conversion of a portion of resources to reserves. Drilling below level -400 was made from the surface and the results of which further confirmed the potential at depth at this mine. Specifically, drilling identified four main zones (G, C, D and E1E) between -500 metres and -900 metres of vertical depth over a corridor length of 150 metres that spans between the Lochalsh and Island Main zones. Richmont is focused on expanding the reserve of this asset, and remains optimistic about the long-term possibilities at Island Gold. To this end, a total of 51,500 metres of drilling are planned in 2012, which will include surface exploration, underground exploration and definition drilling.

Drilling

Most of the drill holes are planned on vertical cross-sections, in order to intercept mineralized zones at right angles along a grid spacing of 20 metres by 15 metres, targeting alteration assemblages in the E1E Zone. Drilling operations are performed by a drilling contractor, under the supervision of the geological staff at the Island Gold Mine. Underground drill holes are BQ or NQ calibre. Core recovery is 100%. The drill core is logged in detail by experienced and highly skilled staff, following established guidelines for the Island Gold Mine. A rock quality designation (“RQD”) analysis was completed for most of the drill holes drilled in the 2011 program and the RQD for the zones is excellent (› 90%). The interpretation and development of each section was completed after receipt of the drill holes assays and section plots. This interpretation served to complete the reserve estimates.

Sampling

The drill hole sampling approach is defined to coincide with lithological contacts, and samples have a minimum width of 0.3 metre and a maximum length of one metre. The core recovery is very good and can be considered to be representative.

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

Assays

Swastika Laboratories (2008) Ltd. of Swastika, Ontario, was used to perform fire assay, gravimetric and specific gravity analyses for the underground drilling and development program in most part of 2011. Many underground muck and chip samples were sent to the Wesdome assay lab in Wawa. Swastika laboratories are accredited ISO 9001-2000, and hold a Certificate of Laboratory Proficiency (PTP-MAL).

Gold assays are completed by fire assay with 30 g of material with either a gravimetric or AA finish. The cut-off for gravimetric versus AA finish, has been established at 3 g/t Au. When the grade exceeds 30 g/t Au, a Metallic Sieve assay is performed. Detection limit for gold safely is at 3 ppb. Rejects and pulps are kept by the laboratory or stored at the Island Gold site. These methods and the routine sample preparation are described in the following section. A detailed procedure can be found in the Technical Report for the Island Gold as of May 15, 2007, filed on May 25, 2007 under the Corporation’s profile on the SEDAR web site at www.sedar.com.

The step-by-step procedure for sample analyses is briefly described as follows:

1)	Dry samples, if required;

2)	Crush total sample to ½ inch (Jaw Crusher);

3)	Split approximately 350 g using a Jones riffle;

4)	Remaining rejects are placed in a plastic bag and packed in cartons with sample numbers listed on the outside;

5)	Pulverize the 350 g sample;

6)	Homogenize the pulp: it is then ready for assay;

7)	Samples are then analyzed by fire assay with an absorption atomic or gravimetric finish. A total of 30 g of representative material are subjected to the fire assay and to gravimetric finish.

The Pulp and Metallic Method is used to overcome sampling difficulties caused by coarse particles of gold, native silver or other similar metals that do not pulverize very well.

Swastika’s adaptation of this method for Gold Assay is as follows: pulverize the entire sample if possible, screen through a 100 Mesh sieve (other Mesh sizes can be used depending on sample size and allowable deviation). The -100 Mesh fraction is weighed, homogenized and assayed in duplicate using one assay tonne (30 g) portions. The +100 Mesh fraction (approximately 20 g) is weighed and entirely fused. The correction resulting from gold found in the metallic portion is incorporated into the final calculated result. The weight and grade of both fractions are also reported.

Quality Control

In 2007, during the course of the geological confirmation program, an evaluation of “Quality Assurance/Quality Control” (“QA/QC”) data was done to address the three main concerns of analytical determination protocols, namely: (i) contamination, (ii) accuracy, and (iii) precision, as measured by the results obtained from field and analytical blank standards, certified reference standards and an assortment of specific duplicate samples collected and/or prepared, in addition to the regular samples submitted to the laboratory. A certified standard and blank assay was run with each sample batch. In addition, a replicate assay was run on every 10th sample to be used for checking the reproducibility of the assays.

The results of the field and analytical blanks used to monitor for potential contamination during sample processing and assaying indicate that no significant contamination is likely to have occurred during the sampling/assaying programs completed for 2007.

In 2011, a QA/QC program is still in place with the addition of certified standards and in-house blank material to the regular samples submitted to the laboratory. The laboratory has its own QA/QC program with the addition of analytical blank standards and certified reference standards to each batch of assays.

Security of Samples

In 2005, the core logging facility and core storage area were established on the Kremzar Mine and milling site. A trailer was installed onsite and fit out as a core logging facility. A separate room was installed for core sawing and sample packing. The core is stored outdoors in covered racks or as separate cross-piles. There is a gate on the mine access road and there are personnel working onsite at all times. Individual sample bags are sealed. The samples are placed in large rice fiber bags and placed on pallets. Shipping of samples is done by a transportation company. Once in Swastika, the samples are collected by Swastika Laboratories staff and brought to the laboratory. The underground channel samples are shipped to the River Gold laboratory in Wawa by Island Gold staff.

Mineral Reserve Estimates

Proven and Probable reserves at the Island Gold Mine were estimated at 959,523 tonnes of ore at a grade of 5.57 g/t, for 171,814 ounces of gold at December 31, 2011. This compared with Proven and Probable reserves of 818,066 tonnes of ore at a grade of 6.13 g/t for 161,197 gold ounces at December 31, 2010. The annual increase was attributable to 13,080 metres of definition drilling completed at the mine during 2011, the results of which allowed Island Gold to replace its 2011 annual gold production.

In 2011, Mineral Reserve estimates were supervised by Daniel Adam, P.Geo., Ph.D., General Manager, Exploration and Sustainable Development, an employee of the Corporation, who is a qualified person under Regulation 43-101. Factors and parameters used in the determination of the Mineral Reserve estimates are based on the knowledge of the Island Gold Mine as of December 31, 2011.

The Mineral Reserve estimates were carried out in accordance with Regulation 43-101 recommendations and regulations. Mineral Reserves were classified according to the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) classification and adopted by the CIM Council on December 11, 2005. All standards generally accepted in the mineral industry as well as Regulation 43-101 recommendations and CIM regulations for Mineral Reserve estimates have been fully complied with.

Mineral Reserve Estimates

General

The database and the parameters used to estimate the Mineral Reserves are based on the results from 2011, the forecast for 2012 and information available as at December 31, 2011. The technical parameters were reviewed by Daniel Adam, P.Geo., Ph.D., an employee of the Corporation. Thus, both the dilution and the ore-recovery factors by mining methods used in the reserve estimate are based on mining methods. All these factors and parameters will be updated on an annual basis in order to account for changes in mining operations.

Technical Parameters

The main parameters used to estimate Mineral Reserves are as follows:

  A cut-off grade of 3.0 g/t Au fixed with a gold price at CAN$1,200 per ounce with an exchange rate of CAN$1.00/US$1.00;

  Grade capping at 75 g/t Au for all zones;

  A minimum true thickness of 2.0 metres based on the mining method (longitudinal long holes);

  An average rock density of 2.82 t/m3 is defined;

  Ore mining recovery: 95% for designed stopes - pillars between stopes have been excluded;

  External dilution: a dilution rate of 10% to 25% for waste at a grade of 0.5 g/t Au is assumed for stopes (% varies in function of the stope width). A dilution rate of 30% is assumed for development;

  Excluded mill recovery of approximately 95%.

Estimation Method

Reserve estimation was done with block model using an inverse distance to the power 2 calculation for Island Main, Lochalsh and Goudreau sectors and using Ordinary Kriging for Extension 1 and 2.

Composites were established by the geological department for each drill hole and underground development face. The diamond drill hole composites were determined following an interpretation on vertical cross-sections and horizontal plans while the development composites were interpreted using the face mapping and assay results of each development face. Once individual composites were determined, each one was tagged in the database according to their individual zone name. Individual pierce points were generated on longitudinal sections for each zone. These longitudinal sections are a representation of an average plane through each mineralized zone.

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

Cut-off Grade

The cut-off for the stope was established to 3.0 g/t Au. This cut-off was calculated using among other things 2011 production costs and anticipated 2012 production costs.

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

Dilution and mining recovery rates are included in the reserve calculation.

Reserve Table

As of December 31, 2011, the Mineral Reserves of the Island Gold Mine are estimated at:

Reserve Categories	Tonnes	Grade	Au1
	(metric)	(g/t Au)	(oz)
Proven	498,727	5.66	90,776
Probable	460,796	5.47	81,038

Total (Proven + Probable)	959,523	5.57	171,814
1. Before mill recovery of 95.91%

As of December 31, 2011, the Mineral Reserves at Island Gold were 171,814 ounces of gold, calculated using a long-term gold price of CAN$1,200 per ounce and an expected mine life of approximately three years.

Mining Operations and Metallurgy

The extraction method is by longitudinal long holes with a maximum panel length fixed by a hydraulic radius factor of 4.5.

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

For the 12 months ended December 31, 2011, 49,196 ounces of gold were sold at an average price of US$1,566 (CAN$1,549) per ounce. This compared to gold sales of 45,865 ounces at an average price of US$1,238 (CAN$1,275) per ounce in 2010. Cash costs per ounce at Island Gold decreased by 6% in Canadian dollars year-over-year, to US$766 (CAN$758) from US$783 (CAN$806) in 2010, primarily a reflection of the improvement in recovered grade and lower mining costs.

		Year ended		Year ended
	December 31, 2011		December 31, 2010

Precious metals revenues (thousands of CAN$)		76,223		58,468

Ounces sold		49,196		45,865

Data per ounce of gold sold	US$	CAN$	US$	CAN$
Cash cost	766	758	783	806
Depreciation and depletion	161	159	115	118

Total	927	917	898	924

Average price obtained per ounce	1,566	1,549	1,238	1,275

4.	Exploration Projects and Other Properties

General

Richmont Mines owns or holds interests in many mining properties at different stages of exploration. The following table outlines Richmont Mines’ interest in its exploration properties as at December 31, 2011.

	Year of acquisition	Number of Mining	Participation[1]
Property		titles
Quebec
Monique	1994	18	100%
Wasamac	1988	4	100%
Camflo Northwest	2005	13	80%
Ontario
Sewell	2002	6	100%
Cripple Creek	2002	27	100%
1 The Corporation will be required to pay royalties if some of these properties are brought into commercial production.

4.1	Wasamac, Quebec, Canada

Location and Property Description

The Wasamac property is located approximately 15 km southwest of Rouyn-Noranda, Quebec, within the heart of the Abitibi gold mining district.

Description of Mining Rights

The Wasamac property consists of 3 mining concessions (CM 349, CM 364, and CM 370 for 757.65 ha) and a mining claim (CDC20098 for 1.71 ha) which cover a total area of 759.36 hectares in the Beauchastel township.

Ownership of Mining Rights

The Corporation owns 100% of the Wasamac property.

Mining Royalties

There are no royalties or back-in-rights related to any of the mining concessions.

Environmental Obligations and Permits

There are no environmental liabilities related to any of the mining concessions.

Infrastructure

In the past, the Wasamac Mine had an inclined shaft dipping to the North in the footwall of the Main Zone and about 420 m deep. Drifting was done on 7 main levels (every 200 feet) until about -400 m below surface. Two lateral drifts accessed zones 1 and 2 towards the east (at the 400 foot and 800 foot levels). The mine was closed in 1971 and is now entirely flooded. All infrastructure was dismantled and equipment removed.

The surface rights covering the area of the old infrastructure and of the tailings pond are still owned by Richmont.

Hydro-Québec electric power is available from a provincial hydro line which runs along Provincial Highway 117.

The Ontario Northland Railway runs north of the property, parallel to Provincial Highway 117.

Location of Mineralized Zones

The main mineralized zones currently known on the Wasamac property are located within the Wasa shear zone. This shear zone runs through the center of the property, it has an East-West orientation and a dip of about 50° to the North.

Accessibility

The property is located 15 km west of Rouyn-Noranda, province of Quebec in Canada. It is easily accessible from the Provincial Highway 117 that joins Rouyn-Noranda and the little community of Arntfield. The Wasamac property is directly accessible from Provincial Highway 117 and from a secondary road (Rang des Cavaliers) which leads directly to it.

Climate

The average temperatures are -17.2°C in January and +17.2°C in July based on measurements taken over 30 years in the area. There is an average of 61 cm of snow in December and 101.9 mm of rain in September.

Local Resources and Infrastructure

Rouyn-Noranda (pop. 41,000) is a well established mining community offering a vast amount of commodities. The Horne copper smelter is the most important employer with a workforce of about 500 employees. Skilled administrative personnel, technicians, geologists, mining engineers and experienced miners are available in the area. However, as several advanced staged projects are currently active in the vicinity, it is now more difficult to find, recruit and retain manpower.

Physiography

The area is located in the coniferous to boreal zone and more precisely in a white birch’s resinous domain. The forest cover is composed of 50% leafy and 50% resinous trees with a moderate commercial value.

The Abitibian forest is a living habitat able to support a wide diversity of mammals and birds. Amongst these, beavers and moose are the most common species. Meanwhile, the moose habitat is somewhat restricted by the absence of large coniferous covers, human activities and the close proximity of the town of Rouyn-Noranda. Beaver dams hinder the water flow in several areas (including the Wasamac property) and aquatic fur animals like muskrats, minks and otters can cohabit in such an environment. Black ducks and grouses represent the most appraised species for sport hunting.

Exploration History

The Wasamac property has been the object of extensive past exploration work. The following section provides a brief exploration history.

Gold mineralization was originally discovered in 1936 by Mine d’Or Champlain through surface trenching work. Subsequent surface diamond drilling intersected encouraging gold values but geological continuity seemed erratic. A 60 metre shaft (Wildcat Shaft) was sunk and one underground level was developed.

In 1944, Mine d’Or Champlain changed its name to Wasa Lake Gold Mines and initiated a new exploration program. This led to the discovery of a new gold bearing zone, the Main Zone, located some 300 metres north of the Wildcat Zone.

During the period from 1945 to 1948, an inclined shaft was sunk at a 55° angle down to the 1,000 foot level which was followed by significant development work on five underground levels. Ore reserves established at the time stood at just over 2 million tonnes at an average grade of 5.28 g/t Au (R 43-101 non compliant).

In 1960, Barnat Mines Ltd., in association with Little Long Lac Gold Mines, gained control of Wasa Lake Gold Mines and changed its name to Wasamac Mines Ltd. A production decision was reached in 1964, and the underground workings were dewatered and rehabilitated and commercial production officially commenced on April 1st, 1965.

Between 1965 and 1971, nearly 1.9 M tonnes of ore from the Wasamac deposit were treated by Wasamac Mines Ltd. and after by Wrigth-Hargreaves Mines Ltd.

In May 1971, the mine ceased its operations due to low gold prices (approximately US$35/oz), increasing production costs and the abolishment of federal aid to the mining sector.

Consequently, very little exploration was conducted until 1974, when Lac Minerals carried out limited diamond drilling on the MacWin Zone and deep diamond drilling work on the Main Zone.

During the early 1980’s, Lac Minerals reactivated exploration work on the property; in 1980 they completed 80 km of maxmin, magnetometer and VLF ground geophysical surveys. This work was followed up with surface geological mapping, and in 1981 the Corporation drilled 64 surface holes totaling 7,375 metres in an attempt to:

  Verify the down dip extension of the Main Zone;

  Evaluate the surface pillar zone through definition drilling at 30 metre spacing; and

  Evaluate the down plunge extensions of the Mac Win, Wildcat and 2 zones.

In 1983, following pre feasibility work on the surface pillar recovery, Lac Minerals drilled an additional 1,880 metres from 33 surface holes at a 15 metre spacing in order to upgrade the level of confidence of this surface zone.

Many open pit studies were subsequently prepared for the surface pillar but low gold prices at the time prevented the Corporation from undertaking a production decision.

Following the option agreement with Lac Minerals in 1986, the exploration work conducted by Ressources Minières Rouyn (“RMR”, which later changed its name to Richmont Mines Inc. in 1991), which consisted of 11 surface holes totalling 3,710 metres, was aimed at further evaluating the surface pillar zone along with Zone 1 and Main Zone down dip extensions.

From November 1987 to June 1988, RMR dewatered the mine to a depth of 975 feet and rehabilitated the 400 and 800 foot levels in an attempt to explore the Zone 1 down dip extension through underground drilling. Once again, however, weak gold prices drove the Corporation to bring the project to a halt.

In 1994, Richmont restored the Wasamac Mine site. All surface installations were dismantled, the shaft was capped and the tailings re-vegetated.

From 1989 to 2002, exploration work on the property consisted of limited surface diamond drilling to keep the mining lease in good standing. A total of 8 surface holes were drilled during this period, totalling just over 4,500 metres. The main geological target was the Wasa shear zone at depth.

In 2002, Richmont re-activated exploration work on the Wasamac property in an attempt to evaluate the down plunge extension of the zones 1 and 2 at depth.

Geological Setting

Regional Geology

The Wasamac property is located within the Rouyn-Noranda mining district, in the Abitibi greenstone belt of the Superior Province of the Canadian Shield. The area consists mostly of felsic to mafic volcanic rocks of Archean age along with related dioritic sills which are concordant to the regional rock formations. These volcanic and intrusive rocks have generally been metamorphosed to the green schist facies.

The Superior Province is the largest exposed Archean craton in the world that hosts several world class gold deposits. It has yielded nearly 300 million ounces of gold from hundreds of deposits since the beginning of the twentieth century. One prominent characteristic of all significant gold deposits in the Superior Province is their occurrence within or immediately adjacent to greenstone belts. Another characteristic is their occurrence within major tectonic zones which comprise a series of shear zones. The Superior Province is divided into four major subprovince types: volcano-plutonic, plutonic, metasedimentary and high grade gneiss. The boundaries of these subprovinces are either major dextral, transcurrent, east-striking faults or zones of structural and metamorphic transition.

The greenstone belts which host the gold deposits occur as east-northeasterly trending ribbon domains in the volcano-plutonic terrains. They typically consist of mafic to ultramafic and felsic metavolcanics, interlayered with metasediments. The supracrustal rocks have been intruded by syn-volcanic plutons. Saturated and undersaturated felsic to mafic igneous rocks intruded into the greenstone belts in late Archean.

The metamorphic grade of most of the present greenstone terrains ranges from sub-greenschist to greenschist facies in the center, to lower amphibolite facies at the margin. Amphibolite facies contact metamorphic aureoles occur around intrusions into the greenstones.

Project Geology

Volcanic rocks of the Blake River Group which host the gold deposits are the principal Archean rock-types exposed in the study area. Rocks of the Blake River Group are bounded to the north by the Porcupine-Destor-Parfouru fault system and to the south by the Cadillac Fault. The Blake River Group is the youngest volcanic sequence in the Superior Province and forms a central volcanic complex which is characterized by cyclic bimodal andesite-rhyolite units of calc-alkaline and tholeiitic affinity. These units are underlain by the sedimentary rocks of the Timiskaming Group, which are themselves overlain by little deformed Proterozoic sedimentary rocks of the Cobalt Group along the south boundary. The volcanic rocks are intruded by two major intrusive rocks, mafic gabbro-diorite sills and stocks that are either synvolcanic or clearly post-tectonic. All lithologies, except for the syenites, are folded and metamorphosed.

Two large granitic bodies are located just north of the Wasamac property: the Flavrian and the Powell batholiths. These two bodies cross-cut the volcanic rocks and are located within the general axis of the Blake River Group syncline. Elsewhere on the property, diabase dykes of Proterozoic age and lamprophyre dykes are also found.

The property can be subdivided into two distinct volcanic sequences; the southeastern portion is characterized by massive mafic to intermediate flows, while the northern portion is underlain by an intercalation of mafic volcanic flows, felsic tuffs and brecciated rhyolite. These two volcanic sequences are separated by a subsidiary fault of the Larder Lake-Cadillac tectonic zone, called the Wasa shear zone, which crosses the entire length of the property from east to west.

Elsewhere on the property, several small mafic intrusive bodies composed of gabbro and diorite can be found. These intrusive bodies vary in size and seem to be generally concordant with the regional stratigraphy which runs east-west.

Below the Proterozoic Cobalt sediments, just south of the Wasamac property, the Larder Lake-Cadillac Fault cuts the Archean rocks and separates the rocks of the Blake River Group to the north with the sedimentary rocks of the Timiskaming Group to the south. Beside this major structure, the Archean rocks are also affected by two families of very different faults, one of which is related to the Wasa shear zone, and the other to the Horne fault. Like the regional structures, these faults and shear zones are nearly striking east-west. The Wasa shear zone is a reverse fault with a north dipping trend and is strongly hydrothermally altered on the Wasamac property. Most of the gold mineralization found on the property to date is related to the Wasa shear zone.

Only minor folding has been observed on the property. Schistosity varies between south-east to north-east with a northern dip of about 55 degrees and corresponds to regional schistosity. The stratigraphic high, from pillows observation, is towards the north.

Mineralization

The Wasa shear zone runs through the centre of the property in an east-west fashion. This shear zone, which trends at an azimuth of 265°, has a 50-60° dip to the north and a maximum thickness of 80 metres. To the west, the shear zone splits into two separate branches and becomes thinner, while to the east, the shear zone weakens as well and displays an average thickness of 25 metres. This shear zone is characterized by the development of a strong mylonitic fabric and an intense hydrothermal alteration which totally destroyed the primary structures and textures of the protolith. Mineral assemblages of rocks within the shear zone consist of chlorite, carbonate, hematite, albite and sericite in the middle of the zone. Gold is associated with a dissemination of fine pyrite in the altered portions of the shear zone.

The Wasa shear zone, which has been well drilled over its entire length, does not outcrop anywhere on surface.

During the production era, two gold bearing zones were mined, namely the Main Zone and the East N°1 Zone (now Zone 1), while two other less significant zones, the East N°2 (now Zone 2) and the MacWin zones, have only been delimited by diamond drilling.

Main Zone: Originally discovered in 1944 through surface drilling, the Main Zone can be described as a well laminated mineralized zone. It is located near the centre of the property, within the Wasa Shear and high grade parts displays true widths of 10-15 metres (up to 25 metres locally) over a strike length of 400 metres. Gold mineralization is associated with quartz, carbonate, sericite, albite, pyrite and chlorite inside the shear zone. Visible gold is rare and strong gold assays are generally associated with high silica content and a lot of fine grained pyrite. If the entire mineralized zone is considered, i.e. including lower grade parts, the width of the mineralized zone can reach over 50 metres.

Zone 1: Located some 400 metres east of the Main Zone, this zone has a similar mineralogical assemblage with the Main Zone. The high grade part displays true widths of 4.5 to 7.5 metres over a strike length of 150 metres. During the last phase of production work, underground development work was undertaken in an effort to mine this gold bearing lens but only limited tonnage was finally extracted. The thickness of the whole mineralized envelop is larger, up to 20 metres.

Zone 2: In September of 1944, surface drilling work intersected another gold bearing structure some 800 metres east of the Main Zone. The higher grade part of this zone has an average thickness of 3 to 6 metres over a strike length of 225 metres. The zone was partially developed from underground but no production was recorded. This mineralized zone is located in the upper part of the shear zone, near the hanging wall.

Zone 3: This mineralization was intersected with the 2002-2004 drilling. It is located in the lower part of the shear zone, near the footwall, below the MacWin Zone.

MacWin Zone: Formerly known as the Wingate Zone, this zone was found in 1945 near the eastern property boundary and is also located within the Wasa shear zone.

Wildcat Zone: Located approximately 300 metres south of the Main Zone, the Wildcat Zone was the first gold showing to be discovered on the property (1936). This gold bearing zone consists of a carbonate altered zone at the margins of a gabbroic unit. Gold mineralization is associated with quartz carbonate veinlets containing fine grained pyrite. The pyrite mineralization is also present throughout the altered halo as disseminations.

This zone, which has been interpreted as being erratic, was investigated through underground development work in 1937, but operations ceased a year later due to lower than expected gold grades. Further surface drilling was subsequently completed in 1944, but efforts failed to improve the grade. The Wildcat shaft was later used as a ventilation raise.

In 1981, Exploration Long Lac completed 18 holes over 1,562 m. These vertical holes showed a possible extension of the mineralization to the south-east. Also, RMR and Richmont previous drilling realized in this area showed a possible extension of the mineralized structure to the south-west.

Drilling

Previous Exploration Work

A considerable amount of exploration and development work was carried out on the Wasamac property since the discovery of the first gold-bearing veins. Successive underground developments have allowed for the discovery of additional mineralization along the Wasa Shear during the years the Main Zone was exploited.

The most recent exploration programs conducted on the Wasamac property were completed over the 2002-2011 period by the Corporation.

In 2002, in order to keep the property in good standing, the Corporation drilled a 420 metre surface hole on the property which targeted the down plunge extension of Zone 2. Drill hole WS-02-01 successfully intersected mineralization which yielded 4.15 g/t Au over a true width of 6.8 m.

In light of this positive result, the Corporation made the decision to follow up with a substantial surface drilling program in 2003, during which a total of 9,475 metres of surface diamond drilling was completed in 15 drill holes.

All of the drilling successfully intersected the Wasa shear zone at depth which demonstrates excellent continuity. Nine (9) drill holes from this program returned assay values above 4 g/t Au from the Wasa Shear intersections.

This surface drilling program was continued in 2004, during which 3,859 m of drilling were completed.

One hole began in 2005 and was only completed in 2006. Hole WS-05-21, over 745 m, cut the Wasa shear zone but returned only low gold values (0.91 g/t over 4.1 m).

In 2007, 2 holes over a total of 435 m were done on the west extension of the Wildcat Zone. Hole WS-07-22 cut the Wildcat structure with a gold intercept of 1.39 g/t over 6.6 m.

In 2008-2009, 3 exploration holes were done to test geophysical anomalies that could indicate parallel structure to the Wasa shear zone. Alteration zones were cut but returned no significant gold value.

In 2010, as a result of the favourable gold price and resumption of activities at the nearby Francoeur Mine, Richmont decided to restart work on the Wasamac property. Richmont began a 10,000 m drilling campaign on this property in May 2010, with the goal to evaluate the potential for an underground bulk mining operation. Subsequent to favorable results being obtained, the 2010 drilling program was extended to 20,000 m.

Drilling was planned using a hole spacing of about 75 metres on a vertical longitudinal section. Drilling was concentrated mainly on Zone 2 with some holes drilled into Zone 1.

Three diamond drill rigs were used on the property for the 2010 campaign. Every hole was done on NQ core diameter from section 50W to 600E. Of the 33 holes completed, 31 reached their target. Holes WS-10-35 and WS-10-54 were stopped before completion, the first one due to drilling material stuck in the hole, and the second due to a too large deviation.

Some other mineralized zones were intersected in proximity of the Wasa shear zone but, up to now, their orientation is not well defined.

2011 Drilling

Three to four diamond drill rigs were used on the property for the 2011 campaign. Every hole was done NQ core diameter. A total of 78 holes were completed (11 were stopped and redone due to bad deviations) and 4 were not finished by the end of 2011. A total of approximately 52,000 metres were drilled on the Wasamac property in 2011.

In 2011, major drilling campaign results:

  Confirmed the mineralization at the bottom of the Main Zone with a large thickness in the western portion, where gold mineralization is also found in the footwall of the shear zone (see fig.17.2);

  Widened Zone 2 at depth to the west and demonstrated its junction with Zone 1. Indicated also that Zone 2 remains open at depth;

  Better defined Zone 3, which has now been cut by more than 20 holes; Indicated that Zone 3 remains open at depth.

Sampling

There is not a lot of information available about the rock sampling methods used underground, either for core drilling or wall sampling, from when the Wasamac Mine was in operation.

Since 2002, core description has been performed by the Corporation’s geological staff according to the Corporation’s standards. The Corporation’s geologists are members in good standing of the OGQ (Ordre des Géologues du Québec) or the OIQ (Ordre des Ingénieurs du Québec). Since 2010, logging has been done on the Francoeur minesite.

The data introduced in the logging software was:

  Log header, hole location and parameters, surveys;

  Descriptions of the main and sub geological units with their location;

  Mineralized zones with their mineralogy, attitude, thickness; and

  Structures, alterations and RQD (Rock Quality Designation).

Selected mineralized intervals were cut in half with a saw blade, one half being kept as a reference in core boxes, the other half being sent to the Expert laboratory in Rouyn-Noranda for gold grade determination. Transportation of samples to the laboratory was done by Richmont Mines’ personnel. The assay results and core descriptions were collected and put into sets of interpreted sections helping the geological staff to interpret and to plan the drilling.

The core boxes were marked with aluminium tags and moved to permanent storage in steel core-racks on the Francoeur minesite. Since 2003, most of the split core left in core-boxes has been stored at the Francoeur Mine and remains available if other tests (gravimetric, metallogenic or petrographic studies) are needed.

Similarly, since 2009, rejects and pulps from the laboratory have been sent back to the Francoeur minesite.

Assays

We do not have any details about the analytical procedure used by laboratories before 2002.

During the 2002-04 surface drilling programs, diamond drill core was logged and split at the Corporation’s core logging facility. Samples from one half of the core were tagged and bagged and delivered directly to the Techni-Lab S.G.B. Abitibi Inc. assay office in Ste-Germaine-Boulé, QC (Actlabs). The other half remained in the appropriate core boxes for future verification.

Techni-Lab follows several procedures when batches of samples are received:

Sample Preparation

The samples are counted and classified. A project list is created and the sample identification numbers are compared with the order form provided by the client. Moreover, each sample is allocated two identification tags, one for the pulp and the other for the reject.

1.	Samples are classified by order of priority and placed in cake tins (4 rows of 12 tins);

2.	Wet samples are dried in an oven at 60°C for one hour;

3.	Bags to be used in the sampling process are allocated the project number and the sample ID;

4.	Each sample is crushed at -2 mm. The sample is then homogenized and “reduced” after several cycles in a “Riffle Jones” splitter to retain a 250 g portion; and

5.	This portion is then pulverized at 80% passing -200 meshes during 3 minutes in a ring pulveriser.

A form is filled and bags of pulp are numbered accordingly. A set of 24 crucibles, including a blank, a duplicate and a standard, is prepared. The crucibles are filled with 115 g of flux and a teaspoon of flour. A portion of the pulp is weighed (30 g) and added to the flux in the crucible. The content of each crucible is then homogenised.

1.	A 30 gram pulp sample is taken for analysis;

2.	Lead collection of the sample with a flux to obtain a lead button;

3.	Cupellation of the lead button to free the precious metal bead;

4.	Dissolution of the bead in “Aqua Regia”;

5.	Measurement of the gold content by Atomic Absorption Spectrometry (AAS); and

6.

If the gold content is higher than 10,000 ppb, a second 30 gram pulp sample is taken following lead collection and cupellation but the measurement of the gold content is performed using gravimetry instead of AAS.

In 2011, all the samples were sent to the Expert Laboratory in Rouyn-Noranda. Also in 2010, nearly 20% of pulps and rejects from the mineralized zone were re-assayed by the Technilab laboratory in Ste-Germaine-Boulé.

The sampling and assaying procedures of the Expert Laboratory are:

Sample Preparation

1.	Receiving Samples

Upon receipt, samples are placed in numerical order and compared with the client packing list to verify receipt of all samples. If the client does not provide a packing list with the shipment, one will be prepared by the person unpacking the samples. If the samples received do not correspond to the client list, the client will be notified.

2.	Sample Preparation

Samples are dried if necessary and then reduced to -1/4 inch with a jaw crusher. The jaw crusher is cleaned with compressed air between samples and barren material between sample batches. The sample is then reduced to 90% -10 mesh with a rolls crusher. The rolls crusher is cleaned between samples with a wire brush and compressed air and barren material between sample batches. The first sample of each sample batch is screened at 10 mesh to determine that 90% passes 10 mesh. Should 90% not pass, the roll crusher is adjusted and another test is done. Screen test results are recorded in the log book provided for this purpose. The sample is then riffled using a Jones type riffle to approximately 300gm. Excess material is stored for the client as a crusher reject. The 300gm portion is pulverized to 90% -200 mesh in a ring and puck type pulverizer, the pulverizer is cleaned between samples with compressed air and silica sand between batches. The first sample of each batch is screened at 200 mesh to determine that 90% passes 200 mesh. Should 90% not pass, the pulverizing time is increased and another test is done. Screen test results are recorded in the log book provided for this purpose.

Gold Fire Assay Geochem

A 29.166gm sample is weighed in a crucible that has been previously charged with approximately 130gm of flux. The sample is then mixed and 1mg of silver nitrate is added. The sample is then fused at 1,800 F for approximately 45 minutes. The sample is then poured into a conical mold and allowed to cool; after cooling, the slag is broken off and the lead button weighing 25-30gm is recovered. This lead button is then cupelled at 1,600 F until all the lead is oxidized. After cooling, the dore bead is placed in a 12 X 75 mm test tube. 0.2 ml of 1:1 nitric acid is added and allowed to react in a water bath for 30 minutes; 0.3 ml of concentrated hydrochloric acid is then added and allowed to react in the water bath for 30 minutes. The sample is then removed from the water bath and 4.5 ml of distilled water is added. The sample is thoroughly mixed, allowed to settle and the gold is determined by atomic absorption.

Each furnace batch comprises 28 samples that include a reagent blank and gold standard. Crucibles are not reused until the result of the sample that was previously in each crucible has been obtained. Crucibles that have had gold values of 200 PPB are discarded. The lower detection limit is 5 PPB and samples assaying over 1,000 PPB are checked gravimetrically.

Gold Fire Assay Gravimetric

A 29.166 gm sample is weighed into a crucible that has been previously charged with approximately 130gm of flux. The sample is then mixed and 2mg of silver nitrate is added. The sample is then fused at 1,800 F for approximately 45 minutes. The sample is then poured in a conical mold and allowed to cool, after cooling, the slag is broken off and the lead button weighing 25-30gm is recovered. This lead button is then cupelled at 1,600 F until all the lead is oxidized. After cooling, the dore bead is flattened with a hammer and placed in a porcelain parting cup. The cup is filled with 1:7 nitric acid and heated to dissolve the silver. When the reaction appears to be finished, a drop of concentrated nitric acid is added and the sample is observed to ensure there is no further action. The gold bead is then washed several times with hot distilled water, dried, annealed, cooled and weighed.

Each furnace batch comprises 28 samples that include a reagent blank and gold standard. Crucibles are not reused until we have obtained the result of the sample that was previously in each crucible. Crucibles that have had gold values of 3.00 g/t are discarded. The lower detection limit is 0.03 g/t and there is no upper limit. All values over 3.00 g/t are verified before reporting.

Quality control

For the 2011 drilling campaign, a QA/QC procedure was followed. A certified standard from Rocklabs and a blank was inserted in every batch of 20 samples sent to the Expert Laboratory.

Security of Samples

The samples are prepared in the exploration core shack located on the Francoeur Mine site where access is limited to the exploration staff. The samples are transported to the laboratory by the staff of Richmont.

Mineralization Identified by Zone

Crown Pillar: Mineralization which is located in the first 100 metres below surface. Most of this material is above the old mine in the Main Zone and in the top of zones 1 and 2.

Main Zone: Located at the bottom of the old mine, this area was only partly developed and almost not mined. The mineralized zone has a dimension of about 300 metres x 300 metres and an average horizontal thickness of 30 metres.

Zone 1: This zone extends from surface to –700 metres with a lateral extension of about 200 metres and an average horizontal thickness of 16 metres. It was partly developed and mined in the upper part. It joins the west part of Zone 2 at depth.

Zone 2: This mineralized zone extends from surface to –1,000 metres and spans up to 400 metres laterally with an average horizontal thickness of 13 metres. It remains partly open at depth.

Zone 3: This zone has now been tested with more than 25 drill holes. It extends from an elevation of –200 metres to –600 metres, continues laterally over 350 metres, and has an average horizontal thickness of 11 metres. This zone remains partly open at depth.

4.2	Monique, Quebec, Canada

Location and Property Description

The Monique property is located 25 km east of Val-d’Or, in the province of Quebec. The property is located approximately 10 km east of the Beaufor Mine and 50 km from the Corporation’s Camflo Mill. The property can be reached from Rouyn-Noranda via Highway 117 to the town of Val-d’Or, and then by a secondary road that leads directly to the property.

The Monique property consists of 18 mining claims which represent a total area of 538.7 hectares. On December 21, 2010, the Corporation signed an option agreement with SOQUEM Inc. (“SOQUEM”) to acquire the remaining 19% interest of the Monique property. Under terms of the option agreement with SOQUEM, Richmont Mines paid an amount of CAN$350,000 upon signing the Agreement, and completed exploration work in the amount of more than CAN$400,000 before February 28, 2011, and acquired the residual 19% interest of the Monique property.

Richmont Mines will grant a 0.38% NSR royalty to SOQUEM in the event that the property reaches commercial production. Similarly, Richmont Mines will assume the royalty obligations that exist on 8 out of the property’s 18 claims, payable to Exploration Concorde Ltd., are equal to 5% net profit interest.

2011 Work and Results

Gold mineralization on the Monique property is mainly associated with three deformation zones that cross the Property with an orientation of 280° and a 75° - 80° dip to the north. Gold mineralization is defined by a network of quartz/tourmaline/carbonate veins and veinlets, measuring 1 cm - 10 cm, with disseminated sulphides in the altered wall rocks. Free gold is observed frequently in the veins. A total of 12 gold zones have been observed on the Property over the years, the most promising being the A, B, G and J zones.

In 2011, Richmont completed 8,117 metre exploration drill program on the G and J zones of the Monique project. Results obtained from the G Zone include 2.18 g/t Au over 6.69 metres and 2.47 g/t Au over 6.21 metres (true width), and results obtained from the J Zone include 6.92 g/t Au over 3.30 metres, 3.24 g/t Au over 6.21 metres, and 2.88 g/t Au over 9.16 metres (true width).

TABLE OF RESERVES
		December 31, 2011		December 31, 2010
	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces
	(metric)	(g/t Au)	contained	(metric)	(g/t Au)	contained

Island Gold Mine
Proven Reserves[1]	498,727	5.66	90,776	354,698	6.48	73,848
Probable Reserves[1]	460,796	5.47	81,038	463,368	5.86	87,349

Beaufor Mine
Proven Reserves[1]	81,822	6.56	17,251	81,742	7.53	19,780
Probable Reserves[1]	226,448	7.13	51,940	201,296	7.60	49,218

GOLD PROJECTS
Francoeur Mine
Probable Reserves[2]	615,664	6.91	136,749	615,664	6.91	136,749

TOTAL GOLD
Proven and Probable Reserves	1,883,457	6.24	377,754	1,716,768	6.65	366,944

1 In 2011, based on a price of US$1,200/oz and an exchange rate of 1.00 (in 2010, a price of US$1,000/oz and an exchange rate of 1.00 was used).
2 Based on an amended technical report filed on SEDAR on May 19, 2010 using a gold price of US$800 (CAN$800) per ounce.

Regulation 43-101 – Standards of Disclosure of Mineral Projects

Mineral Reserve calculations for the Corporation’s material properties were established by “qualified persons” as defined under Regulation 43-101, and their names are set out in the table below. These reserve estimations were reviewed by Mr. Daniel Adam,P.Geo., Ph.D., General Manager, Exploration and Sustainable Development, an employee of Richmont Mines.

Mines	Qualified Persons	Titles
Beaufor Mine	Jessy Thelland, P. Geo.	Senior Geologist, Beaufor Mine
	François Chabot, Eng.	Manager, Beaufor Mine

Island Gold Mine	Daniel Adam, P.Geo., Ph.D. (supervision)	General Manager, Exploration and Sustainable Development, Corporate division

Francoeur Mine	Raynald Vincent, Eng., M.G.P.	Chief Exploration Projects, Corporate division
	Christian Pichette, Eng., M.Sc.	Executive VP, Corporate division
	Daniel Adam, P.Geo., Ph.D.	General Manager, Exploration and Sustainable Development, Corporate division

Wasamac Project	Daniel Adam, P.Geo., Ph.D.	General Manager, Exploration and Sustainable Development, Corporate division

Monique Project	Raynald Vincent, Eng., M.G.P.	Chief Exploration Projects, Corporate division

On the next page you will find a map of the Corporation’s properties.

RICHMONT

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

The following table sets out the annual average gold price per ounce (London PM fix) in U.S. dollars over the past five years and as at April 20, 2012:

		Exchange
	(US$)	rate[1]	(CAN$)
2007	695	1.07	744
2008	872	1.07	933
2009	972	1.14	1,108
2010	1,225	1.03	1,262
2011	1,572	0.99	1,556
As at April 20, 2012	1,642	0.99	1,626

1Source: Bank of Canada

Gold can be easily sold on numerous markets throughout the world and it is not difficult to ascertain its market price at any particular time. Richmont Mines is not dependent upon the sale of its gold to any one customer because of the large number of available gold purchasers.

Richmont Mines may occasionally use put and call options on gold, and forward sales contracts on gold and U.S. dollars. All such contracts are required to be previously approved by the Corporation’s Board of Directors. See ITEM 11 “Quantitative and Qualitative Disclosures About Market Risk” herein.

Gold bars are carried between the mills and the refinery by commercial armored truck. These bars are refined at the Royal Canadian Mint of Ottawa refinery under a service contract at competitive rates. Refined metal is sold on the spot market to commercial bullion dealers (or under forward sales contracts if previously approved by the Corporation’s Board of Directors).

As at December 31, 2011, Richmont Mines had not entered into any gold derivatives contracts.

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

Quebec & Ontario

Provincial legislation in Quebec and Ontario in mining matters contemplates the acquisition and ownership of mining titles, safety standards, royalties and mining taxes. The Mining Act provides for the rehabilitation and restoration of lands affected by mining activities. In Ontario, approval for any plan for the rehabilitation and restoration of land affected by a Corporation’s operations is given by the Ministry of Northern Development and Mines (“MNDM”), while in Quebec it is given by the MRNF. Corporations must comply with the plan and provide a financial guarantee to that effect.

In Quebec, when a corporation commences mining operations, it must submit its rehabilitation and restoration plan before the beginning of its activities. In Ontario, the plan must be approved before the beginning of commercial production; moreover, a local public consultation must also be held.

The MRNF and the MNDM may require or impose additional conditions or obligations before giving their approval to the rehabilitation and restoration plan. Both Ministries may review the financial guarantee if they are of the opinion that the guarantee is insufficient and may require additional guarantees.

The Ministries may enjoin a corporation who has already ceased its mining operations on a particular site to perform the rehabilitation and restoration work required by the presence of tailings. If the Corporation does not comply with such requirements, the MRNF and the MNDM may have the rehabilitation and restoration work executed by a third party, at the Corporation’s cost.

Richmont Mines does not foresee any specific difficulty in meeting the requirements under the Mining Act (Quebec) and the Mining Act (Ontario).

Richmont Mines holds certificates of authorization issued by the Ministère du Développement durable, de l’Environnement et des Parcs (the Ministry of Sustainable Development, Environment and Parks, the “MDDEP”) with respect to its mining operations in Quebec (Beaufor Mine, Francoeur Mine and Camflo Mill) and by the Ontario’s Ministry of the Environment for its Island Gold Mine, located in Ontario.

C.	Organization Structure

See Exhibit 8.1 to this Annual Report.

D.	Property, Plants and Equipment

See Section B. “Business Overview” above.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The discussion and analysis of the operating results and financial position of the Corporation for the two years ended December 31, 2010 and 2011 should be read in conjunction with the Corporation’s consolidated financial statements and the accompanying notes included in this Annual Report. Notice should also be taken of the cautionary statement regarding forward-looking statements on page 1 of this Annual Report, in particular with respect to trend and other forward looking information and disclosure regarding the Corporation’s contractual obligations.

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

The Corporation’s consolidated financial statements for the year ending December 31, 2011 are the first consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the International Accounting Standards Board. Also, IFRS requires that comparative financial information be provided. As a result, the Corporation restated its consolidated financial statements from January 1, 2010. See Notes 1 and 24 to the consolidated financial statements. Unless otherwise indicated, all amounts presented herein are based on IFRS.

Previously, the Corporation’s consolidated financial statements were prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). At that time, reference was made to notes to the consolidated financial statements of the Corporation included in the Annual Report for a discussion of the material differences between Canadian GAAP and U.S. generally accepted accounting principles (“U.S. GAAP”), and their effect on the Corporation’s consolidated financial statements. Statements prepared in accordance with IFRS are not comparable in all respects with financial statements that are prepared in accordance with either Canadian GAAP or with US GAAP.

A.	Operating Results

Year ended December 31, 2011 compared to year ended December 31, 2010

(all dollar amounts are in thousands of Canadian dollars unless otherwise stated except for share and per ounce data).

Overview

Gold Prices

The gold market remained very strong in 2011 as the average price rose to approximately US$1,572 per ounce from an average price of US$1,225 in 2010, and US$972 in 2009. Gold started 2011 on a strong foot, with the annual low of US$1,319 occurring at the end of January 2011, a level that was 8% above the 2010 average price per ounce of US$1,225. Gold continued to climb progressively throughout the year, reaching a high of US$1,895 in early September 2011 and ended the year at an average monthly price of US$1,652 in December.

The main factors that are expected to continue to have a positive influence on the future price of gold include:

  Increased demand for gold ETF;

  Non-hedging and less aggressive hedging policies of producers;

  Demand levels that exceed the industry’s annual production;

  A lack of confidence in the world’s equity markets;

  Ongoing geopolitical instability.

Production

Richmont currently produces gold at the Island Gold Mine in Ontario and at the Beaufor Mine in Quebec. Gold sales totaled 76,143 ounces in 2011, a 12% increase over the 68,123 ounces sold in 2010, and within the Corporation’s revised targeted production range of 75,000 to 80,000 ounces of gold.

The Island Gold Mine performed well in 2011, delivering year-over-year improvements in tonnage and metallurgical recovery rates. As of December 31, 2011, the Island Gold Mine had Proven and Probable reserves of 171,814 ounces of gold, thereby fully replacing its 2011 annual production of 49,196 ounces of gold. Gold sales from this mine increased 7% over 2010 levels, were at the high end of its 2011 production objective of 45,000 to 50,000 ounces of gold, and were a record for this mine.

The Beaufor Mine, which has been in commercial production since 1996, also generated good results in 2011. Sales of gold ounces from Beaufor increased 21% year-over-year in 2011, primarily as a result of a notable improvement in recovered grade to 8.31 g/t Au from 6.60 g/t Au in the prior year. The Beaufor Mine also successfully replaced its annual production, with Proven and Probable reserves as of December 31, 2011 of 69,191 ounces of gold. Development efforts at the Francoeur Mine, however, took longer than expected in 2011. As previously announced, this asset did not attain commercial production in 2011 and only generated 1,265 ounces from development ore during the year.

Investments

Richmont spent $19.2 million on the ongoing development of the Francoeur Mine during the year, as the Corporation prepares to advance this asset into the commercial production stage in mid-2012. The annual increase over 2010 investment levels primarily reflects that a total of 4,999 metres of development and 13,911 metres of definition drilling were completed during 2011, versus 1,239 metres and 1,663 metres, respectively, during 2010. The annual increase similarly highlights the expanded workforce at Francoeur, which totaled 119 employees at the end of 2011 versus 74 at the end of 2010. Richmont invested $5.0 million in capital expenditures at the Island Gold Mine in 2011, a reflection of ongoing development costs, refurbishing and acquisition of equipment. The Corporation spent an additional $3.1 million in capital expenditures at the Beaufor Mine in 2011 with the year-over-year increase primarily reflecting the construction of a new emergency escape exit from the 12th level of the mine to surface, and $3.5 million in the expenditures in the W Zone, a near-surface zone located on the Beaufor property that is currently in advanced exploration.

An additional $0.9 million was invested at the Camflo Mill and other corporate installations in 2011, bringing the Corporation’s total investment in property, plant and equipment to $31.7 million for the year, up from the $16.8 million invested in capital expenditures during 2010.

Summary of operational and financial results

Net earnings in 2011 were $25.9 million, or $0.81 per share, compared with net earnings of $9.3 million, or $0.33 per share in 2010.

The cash and cash equivalent balance was $63.5 million at December 31, 2011, an increase of $23.5 million over the $40.0 million balance at December 31, 2010.

At December 31, 2011, Richmont had working capital of $68.7 million compared with $43.9 million at December 31, 2010.

Changes to accounting policies

Transition to International Financial Reporting Standards

The Corporation has adopted International Financial Reporting Standards (“IFRS”) for its 2011 fiscal year as required by the Accounting Standards Board of the Canadian Institute of Chartered Accountants. Note 24 of our consolidated financial statements ended December 31, 2011 contains a detailed description of our conversion to IFRS, including a line-by-line reconciliation of financial statements previously prepared under Canadian GAAP to those under IFRS.

Below please find a summary of the important elements regarding the transition:

IFRS 1 “First-time adoption of International Financial Reporting Standards” is a financial reporting standard that provides the framework for the transition to IFRS. The general principle under IFRS 1 is retroactive application, such that the opening financial position for the comparative year financial statements is to be restated as though the Corporation had always applied IFRS, with the net impact shown as an adjustment to opening retained earnings (deficit). However, IFRS 1 contains certain mandatory exceptions and permits certain optional exemptions from full retroactive application. Furthermore, several important differences exist between the accounting methods previously applied under Canadian GAAP and the new accounting methods applied under IFRS. The following section provides a brief description of the prescribed exceptions, the used exemptions, as well as the differences between the accounting methods using Canadian GAAP and the new accounting methods using IFRS that have an impact for the Corporation.

IFRS mandatory exceptions at the time of the transition

Estimates – Hindsight is not used to create or revise estimates. The estimates previously made by the Corporation under Canadian GAAP were not revised for application of IFRS except where necessary to reflect any difference in accounting policies.

Derecognition of financial assets and liabilities – Financial assets and liabilities that were derecognized before January 1, 2010 in accordance with its previous Canadian GAAP shall not be recognized in accordance with IFRS. The Corporation has early adopted IFRS 1 modification regarding the first-time adoption of the exception, which is January 1, 2010.

Non-controlling interests – Since the Corporation elected to apply the exemption for business combinations to business combinations that occurred after January 1, 2008, the Corporation must apply the following requirements from IAS 27 (amended in 2008), “Consolidated and separate financial statements” prospectively from January 1, 2008.

(a)

the requirement that total comprehensive income is attributed to the shareholders of Richmont Mines Inc. and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance;

(b)	the requirements for accounting for changes in the parent’s ownership interest in a subsidiary that do not result in a loss of control; and

(c)

the requirements for accounting for a loss of control over a subsidiary, and the related requirements of which a entity that is committed to a sale plan involving loss of control of a subsidiary shall classify all the assets and liabilities of that subsidiary as held for sale when the criteria underlying such presentation are met, regardless of whether the entity will retain a non-controlling interest in its former subsidiary after the sale.

Exemptions applied at the time of the transition and the differences in the accounting methods

Business combinations – IFRS 1 provides the option to apply IFRS 3R “Business combinations” prospectively from the transition date or to choose a date from which the business combinations will be restated. The retrospective basis would require the restatement of all business combinations that occurred prior to the transition date. The Corporation elected to retrospectively apply IFRS 3R to business combinations that occurred after January 1, 2008. Only one business combination occurred between this date and the transition date.

Under Canadian GAAP, shares issued as consideration are measured at their market price a few days before and after the date that the proposed transaction was announced while under IFRS, shares issued as consideration are measured at their market value on the transaction closing date. In addition, under IFRS, the investment in the variable interest entity is considered as investment in a subsidiary since the Corporation has the power to govern the financial and operating policies of the entity under an agreement. Also, when the acquired entity is already controlled and consolidated in financial statements, changes in the percentage of the parent Corporation’s ownership interest in a subsidiary that do not result in a loss of control are accounted for as equity transactions. Under Canadian GAAP, an increase in the participation in consolidated assets and liabilities of a variable interest entity was recorded based on the fair value acquired.

Consequently, on the transition date:

(a)

Share capital increased by $225 relative to the re-measurement of the shares issued as consideration for the acquisition, less issue costs of $80. The difference of $145 was recorded as an increase to the retained deficit.

(b)

Property, plant and equipment were reduced by $2,991, deferred mining taxes were reduced by $309 and the difference of $2,682 was recorded as an increase to the retained deficit. As a result, depreciation in future years will be lower.

Stock-based compensation – IFRS 1 encourages, but does not require, the application of IFRS 2 “Shared-based Payment” to equity instruments that were granted on or before November 7, 2002. A first-time adopter is also encouraged, but not required, to apply IFRS 2 to equity instruments that were granted after November 7, 2002 and vested before the date of transition or on January 1, 2005, whichever is later. The Corporation has elected to apply IFRS 2 only to equity instruments that were granted before the date of transition but that were not entirely vested at this time.

Under Canadian GAAP, the total fair value of the award is recognized on a straight-line basis over the employment period necessary to vest the award, whereas under IFRS, each tranche in an award with graded vesting is considered a separate grant with a different vesting date and fair value. Furthermore, contrary to Canadian GAAP, the Corporation is required to estimate the number of awards expected to vest, instead of posting the forfeiture of awards when they occur.

Consequently, on the transition date:

(a)

The Corporation increased its retained deficit by $93, which corresponds to the increase of the stock- based compensation expenses recorded before the transition date. This resulted in an increase of the contributed surplus by an equivalent amount. Thus, the effect on equity was nil.

(b)	The new accounting rules concerning stock-based compensation will result in higher expenses at the beginning of the vesting period instead of being equally distributed over the years of employment.

Asset retirement obligations – The Corporation elected to adopt the exemption from IFRS 1 allowing a first-time adopter not to comply with requirements from IFRIC 1 “Changes in Existing Decommissioning, Restoration and Similar Liabilities” for changes in such liabilities that occurred before the date of transition. By applying this exemption, the Corporation has measured the liability as at the date of transition, has estimated the amount that would have been included in the cost of the related asset when the liability first arose, by discounting the liability to that date using its best estimate of the historical risk-adjusted discount rate that would have applied for that liability over the intervening period, and has calculated the accumulated depreciation on that amount, as at the date of transition, on the basis of the current estimate of the useful life of the asset, using the depreciation policy adopted by the Corporation in accordance with IFRS. The residual of this adjustment at the date of transition must be registered in the opening retained deficit.

Under Canadian GAAP, the provision for asset retirement obligations is not adjusted for changes in the discount rate, whereas it must be adjusted at the time of a change in the discount rate under IFRS.

Consequently, on the transition date:

(a)

The evaluation of the liability resulted in a reduction of $82 of the asset retirement obligations and a net reduction of $60 of the corresponding Property, plant and equipment. Consequently, the Corporation has reduced its retained deficit by $22.

Retroactive application

There is no exemption under IFRS 1 for first time adopters regarding the accounting of flow through shares. Therefore, the treatment under IFRS needs to be applied retrospectively. Under Canadian GAAP, the entire proceeds received on the issuance of flow-through shares is recorded to share capital. When the renouncement of the tax deductions related to the resource expenditure for income tax purposes, temporary taxable differences are created and a deferred income tax is recorded. The related charge is treated as share issue costs. Under IFRS, issuance of flow-through shares is accounted for similarly to the issuance of a compound financial instrument. The liability component represents the obligation to revert the tax benefit to the investors. Proceeds from the issuance of flow-through shares are allocated between shares issued and a liability using the residual method. Proceeds are first allocated to shares according to the quoted price of existing shares at the time of issuance and any residual in the proceeds, which represents the premium paid, is allocated to the liability. When the Corporation has renounced to its deductions and has incurred its eligible expenditures, the sale of tax deductions is recognized in the income statement as a reduction of deferred tax expenses and a deferred tax liability is recognized for the taxable temporary difference that arises from the difference between the carrying amount of eligible expenditures capitalized as an asset and its tax base, the difference is recorded as a deferred tax expense.

Consequently, as of the transition date

(a)

the Corporation increased its share capital by $2,267 which represents tax benefits (net of the premium paid) that were previously recorded in reduction of share capital. The difference has been recorded as an increase to the retained deficit.

Presentation differences

Certain presentation differences between previous GAAP and IFRS have no impact on consolidated reported earnings or total equity. These include:

The income generated from silver sales that was previously accounted for as a reduction of operating costs henceforth has to be presented as income. Consequently, the cash cost per ounce in 2010 of the Beaufor and Island Gold mines were adjusted in the following manner:

For the year ended December 31, 2010		Beaufor		Island Gold
	US$	CAN$	US$	CAN$

Cash cost per ounce – Canadian GAAP	866	891	780	803
Silver sales present as income	1	1	3	3
Cash cost per ounce – IFRS	867	892	783	806

Non-controlling interests are classified as a component of equity as a single separate line item and they are not included as a component of net income, but rather an allocation of net income.

Depreciation and depletion expenses are allocated to function rather than being showed as a separate line in the income statement.

Royalties and custom milling expenses, which were presented as separate lines in the income statement, are now included in the cost of sales and are detailed in a note.

Interest income, gains and losses on disposal of shares of publicly-traded companies, and foreign exchange gains and losses are now presented after operating earnings, instead of being included in revenues previously.

Reconciliation of Canadian GAAP to IFRS

The following tables present the impact of the transition by showing the reconciliation of consolidated Equity and consolidated net earnings between Canadian GAAP and IFRS for the indicated periods:

Reconciliation of consolidated Equity

For the periods ended:	December 31,	January 1,
	2010	2010
	$	$

Equity under Canadian GAAP	96,851	67,975

Impact of the transition to IFRS:
Business combinations	(2,295)	(2,682)
Stock-based compensation	-	-
Asset retirement obligations	235	22
Non-controlling interests	-	1,986

Total Equity under IFRS	94,791	67,301

Reconciliation of consolidated net earnings

For the year to date period ended:	December 31,
2010
$

Net earnings under Canadian GAAP	8,883

Impact of the transition to IFRS:
Business combinations	386
Stock-based compensation	(276)
Asset retirement obligations	213

Net earnings under IFRS	9,206

Future Accounting Pronouncements

At the date of authorization of these consolidated financial statements, new standards, amendments and interpretations to existing standards have been published by the International Accounting Standards Board (“IASB”) but are not yet effective, and have not been adopted early by the Corporation.

Management anticipates that all of the pronouncements not yet effective will be adopted in the Corporation’s accounting policies for the first period beginning after the effective date of the pronouncement. Information on new standards, amendments and interpretations that are expected to be relevant to the Corporation’s financial statements is provided below. Certain other new standards and interpretations have been issued but are not expected to have a material impact on the Corporation’s consolidated financial statements.

IFRS 9 Financial Instruments

The IASB aims to replace IAS 39 Financial Instruments: Recognition and Measurement in its entirety. IFRS 9 is being issued in phases. To date, the chapters dealing with recognition, classification, measurement and derecognition of financial assets and liabilities have been issued. These chapters are effective for annual periods beginning January 1, 2013. Further chapters dealing with impairment methodology and hedge accounting are still being developed. Management has yet to assess the impact of this new standard on the consolidated financial statements. However, they do not expect to implement IFRS 9 until all of its chapters have been published and they can comprehensively assess the impact of all changes.

Consolidation Standards

A package of consolidation standards are effective for annual periods beginning or after January 1, 2013. Information on these new standards is presented below. Management has yet to assess the impact of these new and revised standards on the consolidated financial statements.

IFRS 10 Consolidated Financial Statements

IFRS 10 supersedes IAS 27 Consolidated and Separate Financial Statements and SIC 12 Consolidation – Special Purpose Entities. It revised the definition of control together with accompanying guidance to identify an interest in a subsidiary. However, the requirements and mechanics of consolidation and the accounting for any non-controlling interests and changes in control remain the same.

IFRS 11 Joint Arrangements

IFRS 11 supersedes IAS 31 Interests in Joint Ventures (IAS 31). It aligns more closely the accounting by the investors with their rights and obligations relating to the joint arrangement. In addition, IAS 31’s option of using proportionate consolidation for joint ventures has been eliminated. IFRS 11 now requires the use of the equity accounting method, which is currently used for investments in associates.

IFRS 12 Disclosure of Interests in Other Entities

IFRS 12 integrates and makes consistent the disclosure requirements for various types of investments, including unconsolidated structured entities. It introduces new disclosure requirements about the risks to which an entity is exposed from its involvement with structured entities.

Consequential amendments to IAS 27 and IAS 28 Investments in Associates and Joint Ventures

IAS 27 now only deals with separate financial statements. IAS 28 brings investments in joint ventures into its scope. However, IAS 28’s equity accounting methodology remains unchanged.

IFRS 13 Fair Value Measurement

IFRS 13 does not affect which items are required to be fair-valued, but clarifies the definition of fair value and provides related guidance and enhanced disclosures about fair value measurements. It is applicable for annual periods beginning on or after January 1, 2013. Management has yet to assess the impact of this new standard.

Amendments to IAS 1 Presentation of Financial Statements

The IAS 1 Amendments require an entity to group items presented in other comprehensive income into those that, in accordance with other IFRSs: (a) will not be reclassified subsequently to profit or loss and (b) will be reclassified subsequently to profit or loss when specific conditions are met. It is applicable for annual periods beginning on or after July 1, 2012. Management expects this will change the current presentation of items in other comprehensive income; however, it will not affect the measurement or recognition of such items.

IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine

This new interpretation addresses accounting issues regarding waste removal costs incurred in surface mining activities during the production phase of a mine, referred to as production stripping costs. The new interpretation addresses the classification and measurement of production stripping costs as either inventory or as a tangible or intangible non-current asset. This interpretation also provides guidance for the initial measurement, depreciation or amortization and impairment of such assets. It is applicable for annual periods beginning on or after January 1, 2013. Management has not yet assessed the impact of the adoption of this new interpretation on its consolidated financial statements.

Revenue

Precious metal revenue – Total annual precious metal revenue rose 36% in 2011 to $118.2 million from $87.2 million in 2010, driven by a 21% increase in the average gold sales price realized in Canadian dollars and a 12% increase in the number of ounces of gold sold. For the full year, 76,143 ounces of gold were sold at an average price of US$1,570 (CAN$1,553) per ounce, versus gold sales of 68,123 ounces in 2010 at an average price of US$1,243 (CAN$1,280) per ounce. The number of ounces of gold sold from the Island Gold Mine increased 7% over 2010 levels, as 49,196 ounces of gold were sold at an average price of US$1,566 (CAN$1,549) per ounce in 2011, compared with 45,865 ounces of gold sold at an average price of US$1,238 (CAN$1,275) per ounce in 2010. The Beaufor Mine sold 26,947 ounces of gold at an average price of US$1,576 (CAN$1,559) per ounce in 2011, a notable improvement over gold sales of 22,258 ounces in 2010 at an average price of US$1,253 (CAN$1,290) per ounce.

Other revenue – Other revenue totaled $0.4 million in 2011 versus $3.3 million in 2010, primarily reflecting that there was no custom milling revenue at the Camflo Mill during 2011.

Expenses

Cost of sales – Cost of sales increased 8% year-over-year in 2011 to $71.7 million, reflecting a 4% increase in processed tonnage from the Island Gold Mine, higher costs per tonne at the Beaufor Mine and higher depreciation and depletion at both mines as a result of a higher rate and the 7% increase in gold ounce sales from Island Gold and a 21% increase in gold ounce sales from the Beaufor Mine. The average cash cost per ounce was US$821 (CAN$812) per ounce in 2011, versus US$810 (CAN$834) per ounce in 2010, a $22 per ounce cost reduction in the Corporation’s reporting currency, Canadian dollars.

Royalties – The amount of royalties paid out in 2011 increased to $2.6 million from $2.1 million in 2010, with the increase primarily attributable to higher consolidated production levels and the higher average gold price. The Corporation pays a 3% NSR royalty on the greater part of the gold production at the Island Gold Mine, and royalties of $30 per ounce on 50% of the ounces produced from the Beaufor Mine.

Custom milling - Richmont did not process any custom milling ore at the Camflo Mill in 2011, versus 82,939 tonnes of custom milling ore being processed in 2010.

Administration - Administrative expenses in 2011 were 11% higher than in 2010, primarily reflecting additional staff, higher compensation and increased benefits related to exercised stock options.

Exploration and project evaluation – As in previous years, Richmont Mines continued its investments related to exploration and project evaluation.

Investments for exploration and project evaluation

(in thousands of $)	2011	2010
	$	$
Exploration costs - Mines
Island Gold Mine	5,549	4,561
Beaufor Mine	991	2,584
Francoeur Mine	186	151
Wasamac property	6,647	1,712
Cripple Creek property	-	838
Monique property	2,284	289
Other properties	119	104
Project evaluation	470	443

	16,246	10,682

Depreciation	155	139
Exploration tax credits	(5,354)	(3,465)

	11,047	7,356

Accretion expense of asset retirement obligations – The Corporation’s production and exploration activities are subject to various federal and provincial laws and regulations governing the protection of the environment. These laws and regulations are continually changing and are generally becoming more restrictive. The Corporation conducts its operations so as to protect public health and the environment. The Corporation has recorded the asset retirement obligations of its mining sites on the basis of management’s best estimates of future costs, based on information available on the reporting date. Best estimates of future costs are the amount the Corporation would reasonably pay to settle its obligation on the closing date. Future costs are discounted using pre-tax rates that reflect current market assessments of the time value of money and the risks specific to the liability. Such estimates are subject to change based on modifications to laws and regulations or as new information becomes available.

This charge was $127 in 2011, compared with $117 in 2010.

Gain on disposal of long term assets – The gain on disposal of long term assets includes the following items:

(in thousands of $)	2011	2010
	$	$

Valentine Lake property a)	3,000	-
Corporate building b)	-	496
Mining equipment	10	(7)

	3,010	489

(a)

On January 24, 2011, the Corporation received $3,000 from Mountain Lake Resources Inc. for the sale of its 70% interest in the Valentine Lake property located in Central Newfoundland. In accordance with a letter agreement, Mountain Lake Resources Inc. paid the Corporation an option fee of 2,500,000 of its common shares in April 2009, has incurred an amount of $1,000 of exploration and development expenditures on the property, and paid a sum of $3,000 in cash, as agreed to by the parties, which will give rise to a gain on the disposal of mining assets, in January 2011, for the same amount.

(b)	On January 4, 2010, the Corporation sold a corporate building with a net book value of $34 for a cash consideration of $530.

Mining and income taxes

(in thousands of $)	2011	2010
	$	$

Current taxes	5,020	2,175
Deferred taxes	3,523	1,568

	8,543	3,743

For the fiscal year 2011, mining and income taxes totaled $8.5 million or 25% of pre-tax earnings of $34.5 million. During the year, the Corporation recognized deferred income and mining tax assets of $1.1 million, which reduced the mining and income tax expense by the same amount. Excluding this deferred income and mining tax assets of $1.1 million, the tax rate would be 28%, the effective tax rate for the Corporation.

2010 mining and income tax expense totaled $3.7 million or 29% of pre-tax income of $12.9 million, and reflected federal and provincial taxes and deferred mining and income taxes applicable for the year. A $0.5 million credit on mining duties from the previous year and a charge of $0.2 million relating to part XII.6 of the tax return of a subsidiary are included in this expense.

Net earnings

Net earnings in 2011 were $25.9 million, or $0.81 per share, compared with net earnings of $9.3 million, or $0.33 per share in 2010, reflecting a 21% increase in the selling price per ounce in Canadian dollars, and a 12% increase in ounces of gold sold. Somewhat mitigating the effect of these improvements were higher exploration and project evaluation costs, reflecting the Corporation’s extensive exploration drilling program in 2011, and higher cost of sales that was driven by higher tonnage at the Island Gold Mine, higher operating costs at the Beaufor Mine and higher milling costs associated with operating the Camflo Mill at less than 30% capacity.

Balance sheet

Assets

The total assets of Richmont Mines increased from $115.3 million as at December 31, 2010 to $168.0 million at the end of 2011.

At December 31, 2011, Richmont had working capital of $68.7 million compared with $43.9 million at December 31, 2010. The $24.8 million increase reflected a $23.5 million increase in cash and cash equivalents, an $8.9 million increase in credit and taxes receivable, offset by a $2.7 million increase in account payables and accrued charges and an increase of $5.8 million in mining and income taxes payable.

Liabilities

The amount of liabilities of the Corporation was $33.9 million as at December 31, 2011, compared with $20.5 million at December 31, 2010, and is composed of current liabilities, asset retirement obligations and deferred income and mining tax liabilities. Richmont Mines has no long-term debt.

Asset retirement obligations

Richmont Mines must evaluate on a periodic basis the assumptions used in the calculation of the asset retirement obligations related to eventual closure of its mining sites. The rate used to determine the future value is 4% while the rate reflecting the current market assessments (adjusted for the risks specific to this liability) used to determine the actual value is 1%. At the end of the fiscal year ended December 31, 2011, the Corporation had the following financial legal obligations:

	Total amount	Anticipated
	of the estimated	cash flow
	cash flow	payment schedule
	$

Beaufor Mine	777	2015
Island Gold Mine	1,410	2016
Camflo Mill	4,114	2017
Francoeur Mine	694	2017

	6,995

Deferred income and mining tax assets and liabilities

Note 11 of the Corporation’s consolidated financial statements included in this Annual Report provides detailed information about tax reconciliation as well as deferred income and mining tax assets and liabilities.

Shareholders’ equity

Shareholders’ equity totaled $134.1 million as at December 31, 2011, compared with $94.8 million in 2010. At December 31, 2011, Richmont Mines had 33,109,963 shares outstanding and 1,636,600 options granted under its stock option plan compared with 31,230,063 shares outstanding and 2,311,000 options at December 31, 2010.

Commitments and contingencies

The Corporation is subject to pay royalties on 50% of the production of the Beaufor Mine at the rate of $30 per ounce produced, a 3% NSR royalty per ounce produced at the Island Gold Mine, and on other properties if such other properties are brought into commercial production which are detailed under “Item 4. Information on the Corporation – Mining Royalties”.

The Corporation is committed, under an operating lease expiring in November 2014, to pay a sum of $239 for a space. Minimum lease payments for the next three years amount to $82 in 2012 and 2013 and to $75 in 2014.

On May 9, 2011, the Corporation announced the signing of an option agreement with Globex Mining Enterprises Inc. to acquire a 100 % interest in five claims. Under the terms of the agreement, the Corporation paid $500, and to maintain the option must pay an additional $500 in November 2012. In addition, the Corporation will have to incur $1,000 in expenditures on the claims before November 2012 and incur an additional $1,000 before thirty-six months following the signing of the agreement. To exercise its option to acquire the claims, the Corporation will then have to pay $2,000 and issue 500,000 common shares in May 2014. Finally, following the acquisition, the Corporation will have to incur an additional $1,000 in expenditures on the claims within a twelve month period. The Corporation can abandon its right to exercise the option at any time by providing a written notice to this effect thirty days prior to the date of such cancellation.

The Corporation is involved in two legal proceedings. The first one involves a lawsuit against a supplier (the “supplier”) for non-compliance of a supply agreement, which has resulted in additional costs for the Corporation. The supplier disputed the amount claimed by the Corporation, and counter-sued the Corporation for an amount higher than the Corporation’s original claim amount, on the basis that the supplier had to absorb substantial costs following the breach of contract. The second dispute is related to an invoice that the Corporation is contesting because the amount invoiced included costs stemming from work that the Corporation had not previously authorized. This work was not specified in the contract, and did not meet the parameters of the signed contract that stated that any additional work required prior approval. The parties have chosen to transfer the case to arbitrators as stipulated in the contract. Management is of the opinion that the basis of these litigations is unfounded and, consequently, no provision has been accounted for in the financial statements in this respect. Furthermore, a fully owned subsidiary, acquired in December 2008, is currently subject to a tax review concerning a December 2006 financing done through the issuance of flow-through shares. The purpose of the review is to ensure that the expenditures made are acceptable Canadian Exploration Expenses under the laws of flow-through share financing. No provision has been accounted for in the financial statements as Management is of the opinion that this financing was compliant with the applicable laws.

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

Mineral reserves

The main parameters used to determine the mineral reserves of Beaufor Mine and Island Gold Mine are the following:

	2011	2010

Gold (US$/ounce)	1,200	1,000
Exchange rate (US$/CAN$)	1.00	1.00
Gold (CAN$/ounce)	1,200	1,000

The mineral reserves of the Francoeur Mine were prepared in August 2009 and reviewed in May 2010 using a gold price of US$800 and an exchange rate of 1.00.

Period of depletion of mining sites in production

Property, plant and equipment of mining sites in production are depleted according to the units-of-production method to write down the cost to residual value. Management estimates the residual value of property, plant and equipment in function of the estimated fair value as of the financial position date. For these assets, the depletion rate is calculated based on the number of ounces of gold sold in proportion to the number of ounces in Proven and Probable reserves.

Proven and Probable reserves are estimates of the quantity of ore that could be economically and legally extracted from a mine. Richmont Mines estimates its reserves using information compiled by qualified persons who work for the Corporation. This information relates to geological data on the size, depth and shape of the deposit and requires geological assessments to interpret the data. The assessment of Proven and Probable reserves is based on factors such as the estimated exchange rate, price of metals, capital investments required and production costs stemming from geological assumptions based on the size and grade of the deposit. Changes in Proven and Probable reserves could have an impact on the net carrying amount of property, plant and equipment, asset retirement obligations, recognition of deferred tax assets and amortization, depreciation and depletion expenses.

Asset retirement obligations

The Corporation assesses its asset retirement obligations annually. Determining these obligations requires significant estimates and assumptions due to the numerous factors that affect the amount ultimately payable. Such factors include estimates of the scope and cost of restoration activities, legislative amendments, known environmental impacts, the effectiveness of reparation and restoration measures and changes in the discount rate. This uncertainty may lead to differences between the actual expense and the allowance. At the date of the statement of financial situation, asset retirement obligations represent management’s best estimate of the charge that will result when the actual obligation is terminated.

Impairment test of property, plant and equipment

Determining if there are any facts and circumstances indicating impairment losses or reversal of impairment losses is a subjective process involving judgment and a number of estimates and interpretations in many cases. When an indication of impairment loss or a reversal of an impairment loss exists, the recoverable amount of the individual asset must be estimated. If it is not possible to estimate the recoverable amount of the individual asset, the recoverable amount of the cash-generating unit to which the asset belongs must be determined.

The assumption used in the asset valuation process was a price of CAN$1,655 per ounce of gold in 2012, CAN$1,588 in 2013, CAN$1,483 in 2014, CAN$1,450 in 2015 and CAN$1,375 in 2016. These prices are used in order to estimate future revenues and are based on an average price obtained from mining industry analysts.

An impairment loss is recognized when the carrying amount of an asset or cash-generating unit exceeds its recoverable amount, which is the higher of fair value less costs to sell and value-in-use. To determine the value-in-use, management estimates expected future cash flows from each asset or cash-generating unit and determines a suitable interest rate in order to calculate the present value of those cash flows. In most cases, determining the applicable discount rate involves estimating the appropriate adjustment to market risk and the appropriate adjustment to asset-specific risk factors. In the process of measuring expected future cash flows, management makes assumptions about future operating results, such as future metal production (Proven and Probable reserves), estimated future metal prices, operating, capital and site restoration expenses and estimated future foreign exchange rates.

Income taxes and deferred mining taxes

The Corporation is subject to taxes from different tax jurisdictions. It maintains allowances for uncertain tax positions that, in its opinion, appropriately reflect the risks related to the tax positions subject to discussions, audits, differences of opinion and appeals with the tax authorities or that are otherwise uncertain. These allowances are determined using best estimates of the amount payable based on a qualitative assessment of all relevant information. These allowances are reassessed at the end of each financial reporting period to determine if the amount is sufficient. However, audits by the tax authorities could subsequently result in an additional liability. Upon the definite resolution of a tax issue resulting in a tax amount that differs from the initially recognized tax expense, the difference is recognized in the tax expense of the period of definitive settlement.

The assessment of availability of future taxable profits involves judgment. A deferred tax asset is recognized to the extent that it is probable that taxable profits will be available against which deductible temporary differences and the carry-forward of unused tax credits and unused tax losses can be utilized.

Share-based remuneration expense

The estimation of share-based payment costs requires the selection of an appropriate valuation model and consideration as to the inputs necessary for the valuation model chosen. The Corporation has made estimates as to the volatility of its own shares, the probable life of options, the time of exercise of those options and expected extinguishments. The model used by the Corporation is the Black-Scholes model.

Provisions and contingent liabilities

Judgments are made as to whether a past event has led to a liability that should be recognized in the consolidated financial statements or disclosed as a contingent liability. Quantifying any such liability often involves judgments and estimations. These judgments are based on a number of factors including the nature of the claims or dispute, the legal process and potential amount payable, legal advice received, past experience and the probability of a loss being realized. Several of these factors are sources of estimation uncertainty.

Start of development phase

The Corporation evaluates the potential of each project to determine when the project should progress from the exploration phase to the development phase. Once Management has determined that a project has demonstrated a potential for development, and a feasibility study supports its commercial viability and its economic benefit, the project moves into the development phase once approval has been given by the Board of Directors. Expenditures related to the project are capitalized as of this time.

Start of commercial production

Management assesses the stage of completion of each mine under development to determine when it begins commercial production. The Corporation considers a number of criteria to determine when a mine enters into commercial production, thereby resulting in reclassification from “mine under development” to “mining site under production”. The following criteria are used:

  Production capacity achieved

  Recovered grade

  Stage of completion of development work

When a mine under development becomes a mining site under production, previously capitalized costs are allocated among the various assets, such as inventory, development expenses, buildings and equipment. Additionally, from that time, some previously capitalized costs are then recognized as expenses and the related income is recognized as precious metals revenue. Depreciation/depletion begins at that time as well.

Reconciliation of total cash cost per ounce to production costs:

(in thousand $ other than exchange rate data)	2011	2010

Operating costs as per note 4 of the consolidated financial statements (CAN$)	59,202	54,733
Royalties as per note 4 of the consolidated financial statements (CAN$)	2,614	2,075

Cash costs per ounce (CAN$)	61,816	56,808

Ounces of gold sold	76,143	68,123

Total cash cost in CAN$/per ounce	812	834

Average exchange rate (US$/CAN$)	0.9891	1.0299

Total cash cost in US$/per ounce	821	810

B.	Liquidity and Capital Resources (all dollar amounts are in thousands of Canadian dollars, unless otherwise stated)

At December 31, 2011, Richmont had working capital of $68.7 million compared with $43.9 million at December 31, 2010. The $24.8 million increase reflected a $23.5 million increase in cash and cash equivalents, an $8.9 million increase in credit and taxes receivable, offset by a $2.7 million increase in account payables and accrued charges and an increase of $5.8 million in mining and income taxes payable.

As at December 31, 2011, the Corporation has $106 in deposits restricted with Quebec’s government, $184 in deposits restricted with Ontario’s government and a credit facility is available to the Corporation in the amount of $3 million for the issuance of letters of credit as guarantees for the settlement of asset retirement obligations. The credit facility has a fixed fee of 0.85% (0.85% in 2010). The following table provides the allocation of deposits restricted and letters of credit issued as at December 31, 2011:

	2011	Date of
	$	renewal

Deposits restricted
Island Gold Mine (Lochalsh property)	184
Beaufor Mine	52
Francoeur Mine	54

	290

Letters of credit
Camflo Mill	1,332	January 20, 2012
Island Gold Mine (Kremzar property)	979	January 26, 2012

	2,311

Cash flow from operating activities

Cash flow from operations increased from $18,279 in 2010 to an amount of $38,838 in 2011. This increase reflects that net earnings in 2011 were $25.9 million, or $0.81 per share, compared with net earnings of 9.3 million, or $0.33 per share in 2010, reflecting a 21% increase in the selling price per ounce in Canadian dollars, and a 12% increase in ounces of gold sold. Somewhat mitigating the effect of the improvements were higher exploration and project evaluation costs and higher cost of sales.

Cash flow used in investing activities

Richmont spent $19.2 million on the ongoing development of the Francoeur Mine during the year, as the Corporation prepares to advance this asset into the commercial production stage in mid-2012. The annual increase over 2010 investment levels primarily reflects that a total of 4,999 metres of development and 13,911 metres of definition drilling were completed during 2011, versus 1,239 metres and 1,663 metres, respectively, during 2010. The annual increase similarly highlights the expanded workforce at Francoeur, which totaled 119 employees at the end of 2011 versus 74 at the end of 2010. Richmont invested $5.0 million in capital expenditures at the Island Gold Mine in 2011, a reflection of ongoing development costs, refurbishing and acquisition of equipment. The Corporation spent an additional $3.1 million in capital expenditures at the Beaufor Mine in 2011 with the year-over-year increase primarily reflecting the construction of a new emergency escape exit from the 12th level of the mine to surface, and $3.5 million in the expenditures in the W Zone, a near-surface zone located on the Beaufor property that is currently in advanced exploration.

An additional $0.9 million was invested at the Camflo Mill and other corporate installations in 2011, bringing the Corporation’s total investment in property, plant and equipment to $31.7 million for the year, up from the $16.8 million invested in capital expenditures during 2010.

(in thousands of $)	2011	2010
	$	$

Francoeur Mine	19,237	9,144
Island Gold Mine	4,959	4,650
W Zone - Beaufor Property	3,480	-
Beaufor Mine	3,090	2,462
Other	904	518

	31,670	16,774

Cash flow from financing activities

The Corporation issued 899,400 common shares during 2011 and 401,000 common shares during 2010 following the exercise of stock options, for a total cash consideration of $2.8 million and $1.5 million respectively.

On October 31, 2011, the Corporation issued, as part of a private placement, 980,500 common shares at $10.50 each, for a total cash consideration of $10.3 million and 245,125 stock warrants. An amount of $0.5 million was incurred in relation to the issuance of common shares, creating a future tax asset of $0.1 million.

In May 2010, the Corporation filed a $25 million short form base shelf prospectus that covers a 25-month period. Consequently, Richmont Mines may elect to offer and issue common shares of the Corporation, warrants, subscription receipts, or any combination of such securities up to an aggregate initial offering price of $25 million over this timeframe.

On June 17, 2010, the Corporation completed an equity financing of 3,300,000 common shares at a price of $5.00 per common share, for gross proceeds of $16,500. The net proceeds of the offering has been used for development work at Richmont’s projects, primarily the Francoeur Mine in Quebec, for potential acquisitions and for general corporate purposes.

Also, on June 30, 2010, the Corporation issued 1,425,407 common shares at a price of $4.69 each, following Richmont’s successful acquisition of the outstanding 30% of the issued and outstanding shares of Louvem Mines Inc. that it did not previously own.

Capital disclosures

Richmont’s cash and cash equivalents balance was $63.5 million at December 31, 2011 and $40.0 million at December 31, 2010. The Corporation invests its cash and cash equivalents in high-quality securities issued by government agencies, financial institutions and major corporations, and limits its amount of credit exposure by diversifying its holdings.

The Corporation’s objectives when managing its capital are to safeguard the Corporation’s ability to continue as a going concern in order to support ongoing exploration programs and the development of its mining assets, to provide sufficient working capital to meet its ongoing obligations and to pursue potential investments. The Corporation’s working capital is sufficient for its present requirements. The Corporation’s profitability may vary significantly as a result of many factors, including, the price of gold, Canadian dollar/United States dollar exchange rate, fluctuations in commodity prices and unforeseen variations from expected grade, tonnage levels and production costs at its operating mines.

The Corporation has no material commitments for either capital expenditures or its exploration program.

The Corporation’s budget can be modified and its investments adjusted depending on available funds and operating and exploration results. The exploration and development of new mineral deposits is subject to numerous risks, discussed in greater detail on page 8.

As at December 31, 2011, Richmont Mines had no long term debt and no hedging contracts. In order to finance additional exploration activities or to maintain or increase its liquidity and capital resources, the Corporation may decide to issue new shares or to issue new debt.

C.	Research and Development, Patents and Licenses, etc.

None.

D.	Trend Information

See discussions in Parts A and B of Item 5 “Operating and Financial Review and Prospects”.

E.	Off-Balance Sheet Arrangements

The Corporation does not have any off-balance-sheet arrangements.

F.	Tabular Disclosure of Contractual Obligations

As of December 31, 2011, the Corporation had the following long-term liabilities required to be reflected on the Corporation’s balance sheet under Canadian generally accepted accounting principles.

	Payments due by period (in thousand $)
		Less than			More than
Contractual obligations	Total	1 year	1-2 years	3-4 years	4 years
Asset retirement obligations	$6,685	-	-	$2,110	$4,575

As of December 31, 2011, the Corporation had no long-term debt obligations, capital lease obligations, operating lease obligations or purchase obligations.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The names, offices, principal occupations, length of service and share ownership of the directors and senior management of the Corporation are as follows:

				Number of	Number of
	Office held			shares owned	options held
Name and Municipality of	with the		Director or	on April 20,	on April 20,
Residence	Corporation	Principal Occupation	Officer since	2012[1]	2012
H. Greg Chamandy[9] Westmount, QC, Canada	Executive Chairman of the Board	Businessman	May 14, 2009	5,016,363[2]	105,000
Robert Buchan[9] Toronto, ON, Canada	Vice Chairman of the Board	Executive Chairman, Allied Nevada	Jan. 9, 2012	-[13]	-
Réjean Houle[4,6]	Director	Ambassador, Canadien	Jan. 27, 1989	76,500	65,000
Lasalle, QC, Canada		Hockey Club Inc.[7]
Raynald Vézina, Eng[3,8]	Director	Mining Engineering	Oct. 30, 2006	20,000	90,000
Quebec, QC, Canada		Consultant[5]
Elaine Ellingham, Eng.[4,8,9] Toronto, ON, Canada	Director	Geologist, President of Ellingham Consulting Ltd.	Feb. 4, 2010	-	130,000
Sam Minzberg[6] Westmount, QC, Canada	Director	Lawyer Partner, Davies Ward Phillips & Vineberg LLP	Feb. 4, 2010	-	130,000
Michael Pesner, CA3 Montreal, QC, Canada	Director	President, Hermitage Canada Finance Inc.	Nov. 1, 2010	-	126,000
Denis Arcand[3] Brossard, QC, Canada	Director	Businessman[12]	Sept. 28, 1995	35,000	60,000
Eberhard Scherkus Oakville, ON, Canada	Director	Geological Engineer Retired	April 10, 2012	-	170,700
Sidney Horn[8] Outremont, QC, Canada	Director and Corporate Secretary	Lawyer Partner, Stikeman Elliott LLP	March 26, 2012	-	130,000
Martin Rivard Rouyn-Noranda, QC, Canada	President and CEO	President and CEO, Richmont Mines Inc.[10]	Oct. 1, 2005	205,000[11]	95,000
Christian Pichette, Eng., M.Sc. Brossard, QC, Canada	Executive Vice President[14]	Executive Vice President, Richmont Mines	Oct. 6, 2005	40,100	66,800
Nicole Veilleux, CA Rouyn-Noranda, QC, Canada	Financial Director	Financial Director, Richmont Mines Inc.	March 1, 2006	27,000	89,500
Mélissa Tardif Ste-Gertrude-Manneville, QC, Canada	Assistant Corporate Secretary	Legal Advisor, Richmont Mines Inc.	August 8, 2011	-	10,000
1)	As the Corporation has no direct knowledge of the number of shares controlled by the above-mentioned directors and officers, the information was provided by each of them.
2)

Of this number, 4,020,854 and 33,704 common shares are held respectively by Oxbridge Bank & Trust SCC, an entity ultimately controlled by Mr. Chamandy and Ms. Chantal Condoroussis, Mr. Chamandy’s spouse.

3)	Member of the Audit Committee.
4)	Member of the Environmental, Health and Safety Committee.
5)	Mr. Vézina is also member of the Board of Directors of MISA, an organization of private, public and parapublic enterprises, whose goal is to insure the ongoing vitality of the Quebec mining industry.
6)	Member of the Human Resources and Compensation Committee.
7)	National Hockey League Team.
8)	Member of the Governance and Ethics Committee.
9)	Member of the Merger-Acquisition Committee.
10)	Mr. Martin Rivard gave his resignation on February 27, 2012 as President and CEO (effective after a notice of 6 months on August 31, 2012) and as director (effective immediately).
11)	Of which number, 200,000 common shares are held by Les Entreprises Trémoy ltée, Mr. Rivard being director, officer and holder of 50% of the voting shares thereof.
12)	President of a private management company.
13)

A private placement of CAN$10 million was completed between Richmont and Mr. Buchan (including two members of his immediate family) in the form of convertible debentures in Richmont common shares. Those debentures, which expire in 5 years, bear a 7.6% annual interest rate and are convertible into Richmont common shares at a conversion price of CAN$12.17 per common share.

14)	Mr. Christian Pichette has been nominated Executive Vice President on February 28, 2012.

The Corporation does not have any other committees other than those mentioned above.

The above-mentioned individuals have held their principal occupation as indicated opposite their respective names during the last five years, except for Mr. Christian Pichette who, prior to February 28, 2012, was Vice President, Operations of Richmont Mines; Ms. Nicole Veilleux who, prior to March 2006, was Controller of Richmont Mines, and Ms. Mélissa Tardif who, prior August 2011, was a lawyer in a property management company.

Certain directors also serve on the Boards of Directors of other reporting issuers. The following table presents, for each director, the other reporting issuers for which they serve as directors.

Director	Other Reporting Issuers

Elaine Ellingham	Hudson River Minerals Limited

H. Greg Chamandy	Chelsea Acquisition Corp. and Liquid Nutrition Group

Sam Minzberg	HSBC Bank Canada and Reitmans (Canada) Limited

Robert Buchan	Allied Nevada Gold Corp., Angus Mining (Namibia) Inc., Elgin Mining Inc., Foxpoint Capital Corp., High River Gold Mines Ltd., PhoenixCoal Inc., Quest Capital Corp., Rainy Mountain Royalty Corp. and Samco Gold Ltd.

Michael Pesner	Quest Rare Minerals Ltd., Mint Technology Corp., Bitumen Capital Inc. and Unite Capital Corp.[1]

Sidney Horn	Astral Media Inc. and Genworth MI Canada Inc.

Ebe Scherkus	Stornoway Diamond Corporation and Gold Eagle Mines Ltd.

Note:

1)	Mr. Pesner ceased to be a Director of Prestige Telecom Inc. on May 25, 2011 and a Director of Sand Technology Inc. on December 15, 2011.

Each director shall, unless he resigns or his office becomes vacant for any reason, hold office until the close of the next annual meeting of shareholders or until his successor is elected or appointed.

The directors and officers mentioned above own a total of 5,419,963 common shares of Richmont Mines, which represents 16.15% of the 33,569,563 common shares issued and outstanding of Richmont Mines as at April 20, 2012.

B.	Compensation (all the amounts are in Canadian dollars)

Compensation of Senior Officers

During the financial year ended December 31, 2011 the four Named Executive Officers of the Corporation (as hereinafter defined) were paid an aggregate remuneration of $3,222,787.

The following information sets forth the remuneration paid for the financial year ended December 31, 2011 by the Corporation and its subsidiaries to the Corporation’s President and Chief Executive Officer, Financial Director and other executive officers (collectively, the “Named Executive Officers”) who have received in return for services rendered to the Corporation or its subsidiaries in any capacity, an aggregate compensation exceeding $150,000 during the latest fiscal year. As of December 31, 2011, the Corporation did not offer a long term incentive plan.

Summary Compensation Table of the Named Executive Officers

			Share-	Option-	Non-equity
Name and	Fiscal		based	based	incentive plan		Pension	All other	Total
principal position	year	Salary	awards	awards	compensation		value	compensation	compensation
		($)	($)	($)(1)	($)		($)	($)(2)	($)
					Annual	Long
					incentive	term
					plans	incentive
					(Bonus)	plans
Martin Rivard(3) President and Chief Executive Officer	2011	309,120	n/a	149,450	115,170	n/a	n/a	576,445	1,150,185
Nicole Veilleux Financial Director	2011	159,053	n/a	20,923	50,450	n/a	n/a	157,452	387,878
Christian Pichette Executive Vice President(4)	2011	264,192	n/a	71,736	100,000	n/a	n/a	758,648	1,194,576
Paul Einarson(5) Vice President of Corporate Development	2011	79,678	n/a	271,400	18,750	n/a	n/a	120,320	490,148

Notes:

1)	The Corporation granted a total of 40,500 options to Martin Rivard, Nicole Veilleux and Christian Pichette on December 9, 2011 and a total of 50,000 options to Paul Einarson on September 27, 2011.

The fair value of the options granted annually is determined by multiplying the number of options granted by their value under the Black & Scholes model. This value corresponds to the fair accounting value established in accordance with International Financial Reporting Standards and according to the following assumptions:

2011
Risk-free rate:	1.6%
Expected option life:	4.6 years
Volatility:	61%
Expected dividends yield:	0%

2)	The heading “All Other Compensation” includes:
	a)	the amount that was paid to each of the senior management designed to be equivalent to the amount that would normally be paid in the form of a retirement savings plan.
b)

as some members of management mentioned above exercised options on several occasions in 2011, the heading “all other compensation” similarly includes the amount of taxable benefit associated with the exercising of options. More specifically: Mr. Martin Rivard exercised 25,000 options on February 25, 2011 at an exercise price of $4.36, 20,000 options on August 15, 2011 at an exercise price of $2.83, 30,000 options on August 30, 2011 at an exercise price of $2.83 and 25,000 options on November 10, 2011 at an exercise price of $2.88, which resulted in a total taxable benefit of $556,400; Mrs. Nicole Veilleux exercised 3,000 options on March 1, 2011 at an exercise price of $4.04, 4,000 options on April 12, 2011 at an exercise price of $4.04, 5,000 options on July 4, 2011 at an exercise price of $4.04, 7,000 options on September 30, 2011 at an exercise price of $2.74, and 8,000 options on December 20, 2011 at an exercise price of $2.74 which resulted in a total taxable benefit of $151,090.

Mr. Christian Pichette exercised 50,000 options on April 6, 2011 at an exercise price of $2.83, on May 17, 2011, 15,000 options at an exercise price of $2.83, 30,000 options at an exercise price of $1.80, 20,000 options at an exercise price of $3.55, 6,600 options at an exercise price of $5.09 and on December 22, 2011, 5,000 options at an exercise price of $2.83, 10,000 options at an exercise price of $1.80, 10,000 options at an exercise price of $3.55 and 6,600 options at an exercise price of $5.09,which resulted in a total taxable benefit of $748,080;

	c)	any amount that was paid as termination benefits for Paul Einarson.
3)

The President and Chief Executive Officer did not receive remuneration in his capacity as a director of the Corporation in 2011. On February 27, 2012, Mr. Martin Rivard resigned from the position of President and Chief Executive Officer of the Corporation effective August 31, 2012. As of April 20, 2012, Mr. Martin Rivard beneficially owned or controlled, directly or indirectly, 5,000 common shares of the Corporation and 95,000 common share options of the Corporation. In addition, 200,000 common shares are held by Les Entreprises Trémoy ltée, Mr. Rivard being director, officer and holder of 50% of the voting shares thereof.

4)	Mr. Christian Pichette, Vice President, Operations, was appointed Executive Vice President on February 28, 2012.
5)	On December 2, 2011, Mr. Paul Einarson ceased to be an employee of the Corporation.

Directors compensation (other than the Executive Chairman of the Board)

During a meeting held in December 2011, the members of the Board of Directors determined the annual compensation granted to the members of the Board for the fiscal year ended December 31, 2011.

During this meeting, it was decided that the members of the Board (with the exception of the Executive Chairman of the Board) would be paid a sum of $20,000 in annual compensation for the 2011 year, that an additional sum of $12,000 would be paid to each Chair of a sub-committee of the Board of Directors, and that meeting attendance fees would no longer be given to Board members. For the fiscal year ended December 31, 2011, a base compensation of $20,000 was paid to members of the Board, with the exception of H. Greg Chamandy who, as acting Executive Chairman of the Board from December 15, 2009 until now, was paid a sum of $235,000.

The level of the annual compensation of the members of the Board of Directors (with the exception of the Executive Chairman of the Board) is based on the Human Resources and Compensation Committee’s analysis regarding compensation levels of directors of mining companies that are similar to Richmont.

Executive Chairman of the Board compensation

On December 8, 2010, the Board of Directors authorized the annual compensation at $235,000 in 2011. In addition, the Executive Chairman would be eligible to receive an annual bonus equivalent up to 40% of his base compensation, based on the successful achievement of predefined objectives for 2011. As approximately 80% of these objectives were realized, the Executive Chairman of the Board was awarded an additional sum of $78,333 in 2011.

On an aggregate basis, the Corporation’s nine Board members therefore received total compensation of $1,168,523 during the 2011 fiscal year, as detailed in the table below. Please note that this table does not include the compensation granted to the Chief Executive Officer, who is also a director of the Board. For more details about the Chief Executive Officer’s compensation, please consult the section “Compensation of the Named Executive Officers for the Financial Year Ended December 31, 2011”.

Director Compensation Table for the financial year ended on December 31, 2011

					Non-Equity
			Share-	Option-	Incentive Plan
	Fiscal	Fees	based	based	Compensation	Pension	All other
Name	Year	Earned	Awards	Awards(1)	(bonus)	Value	Compensation	Total
		($)	($)	($)	($)		($)	($)
H. Greg Chamandy Executive Chairman of the Board	2011	235,000	n/a	--	78,333	n/a	n/a	313,333
Denis Arcand Vice-Chairman of the Board	2011	20,000	n/a	--	n/a	n/a	266,900(2)	286,900
Réjean Houle Director	2011	20,000	n/a	--	n/a	n/a	154,500(3)	174,500
Raynald Vézina Director	2011	20,000	n/a	--	n/a	n/a	225,790(4)	245,790
Sam Minzberg Director	2011	32,000	n/a	--	n/a	n/a	n/a	32,000
Elaine Ellingham Director	2011	32,000	n/a	--	n/a	n/a	n/a	32,000
Jean-Pierre Ouellet(5) Director	2011	32,000	n/a	--	n/a	n/a	n/a	32,000
Michael Pesner(6) Director	2011	32,000	n/a	--	n/a	n/a	n/a	32,000

Notes:

1)

The fair value of the options granted annually is determined by multiplying the number of options granted by their value under the Black & Scholes model. This value corresponds to the fair accounting value established in accordance with International Financial Reporting Standards and according to the following assumptions:

2011
Risk free-rate:	1.6%
Expected Option life:	4.6 years
Volatility:	61%
Expected dividends yield:	0%

2)	This amount represents the taxable benefit that resulted from the exercise of options. More precisely:
On September 15, 2011, Mr. Arcand exercised 25,000 options at a price of $2.74 and 10,000 options at a price of $4.19, which generated a taxable benefit of $266,900.
3)	This amount represents the taxable benefit that resulted from the exercise of options. More precisely:
On April 7, 2011, Mr. Houle exercised 12,500 options at a price of $2.74 and on September 15, 2011, 12,500 options at an exercise price of $2.74, which generated a taxable benefit of $154,500.
4)	This amount represents the taxable benefit that resulted from the exercise of options. More precisely:

On March 10, 2011, Mr. Vézina exercised 5,000 options at a price of $1.80 and 21,000 options at a price of $2.95, and on September 7, 2011, 20,000 options at a price of $2.95, which generated a total taxable benefit of $225,790.

5)	Mr. Ouellet resigned from his position as Director of the Corporation on February 28, 2012.

The Corporation has not set aside or accrued any amounts to provide pension, retirement or similar benefits to the directors or executive officers.

C.	Board Practices

The directors serve as directors of the Corporation from their election until the next Annual and Special General Meeting that will be held on May 10, 2012 or until a successor is duly elected.

Directors

Name	Elected or Appointed
Director
Réjean Houle	January 1989
Denis Arcand	September 1995
Raynald Vézina	October 2006
H. Greg Chamandy	May 2009
Elaine Ellingham	February 2010
Samuel Minzberg	February 2010
Michael Pesner	November 2010
Robert Buchan	January 2012
Sidney Horn	March 2012
Eberhard Scherkus	April 2012

Employment Contracts

The Corporation has entered into employment contracts with the Named Executive Officers: Martin Rivard, as President and Chief Executive Officer, Christian Pichette, as Executive Vice President, and Nicole Veilleux, as Financial Director.

The contracts provide that, in the event of termination initiated by the Corporation without serious cause, namely an act of fraud, theft, criminal negligence or other criminal offence or statutory violation, causing material harm to the Corporation, or initiated by a Named Executive Officer with cause (no cause is necessary in the case of the President and Chief Executive Officer), or if the contract is not renewed, the Executive Vice President will be entitled to receive an amount equal to one year of total compensation (total compensation is defined as all the components which have monetary value and, without limiting the scope of the foregoing, any salary, bonuses, RRSP contributions and automobile allowances) and the continuation of other benefits over this same period, while the Financial Director for her part will be entitled to one month of compensation by year of service, notwithstanding such year of service is completed or not. In the case of the President and Chief Executive Officer, if the termination occurs at the expiry of the renewal period, he instead will be entitled to an amount equal to two years of total compensation. Moreover, and notwithstanding the provisions contained in the share option plan and the conditions of the share options held by the Named Executive Officers, all the share options held by each of the Named Executive Officers will become vested on the termination date. Also, the share options thus vested on the termination date will be exercisable on the earliest of the following two dates: (i) on the dates initially stipulated; or (ii) two years after the termination date (in the case of the President and Chief Executive Officer, three years).

The estimated amount that could be paid by the Corporation in these given circumstances, assuming that the termination occurred on the last working day of the last financial year of the Corporation and that this date falls during the initial term of the contract of employment of the Named Executive Officer, is $1,203,273 for the President and Chief Executive Officer, $430,395 for the Executive Vice President s and $271,832 of the Financial Director. These amounts include the options annual average value attributed during the last two years.

Change of Control Agreements

The Corporation has also entered into an agreement with Executive Chairman of the Board and with each of the Named Executive Officers in case of a change of control.

For the Named Executive Officers:

In the event that, during a three-year period after the date of a “change of control”, the employment contract of a Named Executive Officer were to be terminated by his or her resignation for valid cause or by the severing by the Corporation of the employment relationship binding him or her to the Corporation for cause other than serious cause or his or her permanent incapacity, then the Corporation shall pay him or her, in addition to the payment of any amount owed to him or her as unpaid salary and vacation accumulated but not yet taken on the termination date, within 30 days of the termination date, a lump sum equivalent to twice (in the case of the President and Chief Executive Officer, three times) his or her total average annual compensation (total compensation is defined as all the components which have monetary value and, without limiting the scope of the foregoing, any salary, bonuses (applicable for the period, regardless of whether they are calculated at that time), benefits, automobile allowances and insurance), based on the average annual amount of total compensation for the two full calendar years preceding the termination date, minus applicable deductions. Also, all the share options held by the Named Executive Officer will become vested on the termination date and thereupon may be exercised. Moreover, and notwithstanding the provisions contained in the share option plan and the conditions of the share options held by the Named Executive Officers, the maturity dates of the options thus exercisable will be those initially stipulated, but without exceeding three years after the termination date. The change of control agreements will end upon the termination of the Named Executive Officer within the Corporation before the occurrence of a change of control.

The estimated amount that could be paid by the Corporation in these given circumstances, assuming that a change of control occurred on the last business day of the last financial year of the Corporation, is $1,804,909 for the President and Chief Executive Officer, $860,790 for the Executive Vice President and $465,998 for the Financial Director. These amounts include the options annual average value attributed during the last two years.

In the event that following termination of employment, amounts are payable to a Named Executive Officer pursuant to an employment contract and a change of control agreement, the Corporation would only have to pay the greater of the two amounts.

On February 27, 2012, Martin Rivard resigned from the position of President and Chief Executive Officer of the Corporation, effective August 31, 2012. In connection with such resignation, Mr. Rivard is entitled to a severance payment equal to the amount of $1,804,909. Pursuant to the terms and conditions of Mr. Rivard’s employment contract, 50% of such severance amount has already been paid by the Corporation to Mr. Rivard, and the remaining 50% was placed in escrow and is only to be released on the earlier of i) the first regular pay period following Mr. Rivard’s last day of effective work, or (ii) the first regular pay period after August 31, 2012.

For the Executive Chairman of the Board (the “Executive”):

(a)	In case of a change of control

In the event that the Executive’s appointment as Chairman of the Board is terminated by the Corporation (including, without limitation, if the Executive does not stand for election or is not elected a director of the Corporation) or the Executive resigns from his position as Executive Chairman of the Board, either (1) at the time of, or within twelve (12) months following, the occurrence of a transaction or event constituting a Change of Control, or (2) within 6 months prior to the occurrence of a transaction or event constituting a Change of Control, in each case (if applicable) whether or not the Executive remains non-executive Chairman of the Board or a director of the Corporation, the Executive will be entitled to the payments and benefits set out hereafter: (a) his annual base salary accrued and unpaid up to and including the date of termination; (b) any annual bonus plan payment to which the Executive may be entitled as of the date of termination; and (c) a severance payment equal to 1 time the Executive’s annual base salary.

The estimated amount that could be paid by the Corporation in these given circumstances, assuming that a change of control occurred on the last business day of the last financial year of the Corporation, is $352,500 for the Executive Chairman of the Board.

(b)	In case of a termination other of a change of control

In the event of the termination of the Executive’s appointment as Executive Chairman other than for a change of control, either by the Corporation or by the Executive’s resignation from his position as the Executive Chairman of the Board, (in each case, if applicable, whether or not the Executive remains non-executive Chairman of the Board or a director of the Corporation), the Executive will be entitled to receive the following compensation: (a) his annual base salary accrued and unpaid up to and including the date of termination; and (b) any annual bonus plan payment to which the Executive may be entitled as of the date of termination.

The estimated amount that could be paid by the Corporation in these given circumstances, assuming that a termination (other than for a change of control) occurred on the last business day of the last financial year of the Corporation, is $117,500 for the Executive Chairman of the Board.

In all of the cases noted above, a change of control occurs when: (i) another party acquires, directly or indirectly, alone or with any person acting in concert with the party, more than 33 1/3% of the outstanding voting securities of the Corporation, (ii) after a takeover bid, a public offer of exchange, a merger, an arrangement, another form of business combination, a sale of assets of the Corporation or a contested election, or any combination of these transactions, the persons who are directors of the Corporation immediately prior to these transactions cease, after these transactions, to represent the majority of the directors on the Board , or on the Board of Directors of any parent Corporation or successor of the Corporation, or (iii) the shareholders of another entity hold more than 33 1/3% of the outstanding voting securities of the entity resulting from a merger, arrangement or other form of business combination with the other entity.

Human Resources and Compensation Committee

The Board has a Human Resources and Compensation Committee composed entirely of independent directors. The Committee meets at least once a year to make recommendations to the Board on the remuneration of Corporation’s employees, executive officers and directors. The Committee takes into consideration the responsibilities and workload of executive officers in formulating its recommendations and favours giving key personnel competitive compensation in order to keep them with the Corporation.

Each member of the Human Resources and Compensation Committee has been in a senior leadership position in various organization, and in those capacities obtained direct experience relevant to executive compensation, and have the skills and experience that enable the Human Resources and Compensation Committee to make decisions on the suitability of the Corporation’s compensation policies and practices.

In 2011, the Human Resources and Compensation Committee of the Corporation was composed of Mr. Sam Minzberg, Mr. Jean-Pierre Ouellet and Mr. Réjean Houle. Mr. Ouellet served on the Human resources and Compensation Committee until his resignation as a Director on February 28, 2012. The compensation of the Executive Chairman of the Board, the President and Chief Executive Officer and the other executive officers is determined by the Board of Directors following recommendations by the committee. As the Board of Directors establishes the salaries of executive officers, it should be noted that the Executive Chairman of the Board and the President and Chief Executive Officer abstain from the discussion and the ensuing decision concerning their total compensation arrangements.

Governance and Ethics Committee

The Board has a Governance and Ethics Committee, which meets at least once a year and is composed of a majority of independent directors. In fiscal year 2011, the Governance and Ethics Committee was composed of Raynald Vézina, Elaine Ellingham and Jean-Pierre Ouellet. Mr. Ouellet served on the Governance and Ethics Committee until his resignation as a Director on February 28, 2012. Mr. Sidney Horn joined the Governance and Ethics Committee on March 26, 2011. The Governance and Ethics Committee’s mandate is to evaluate every aspect of the Corporation’s governance practices. In particular, the Committee examines the effectiveness of the Corporation’s governance practices at regular intervals, and reviews the role and the mandate of the Board and its committees.

The Board does not have a nominating committee to identify new candidates for Board nomination, however the Governance and Ethics Committee exercises all of the functions of a Nominating Committee. Comprised of a majority of independent directors, the Governance and Ethics Committee makes recommendations to the Board regarding selection criteria for directors, and periodically reviews the criteria the Board has adopted, as the case may be.

When necessary, the Board looks for candidates with varied backgrounds, who can contribute to the overall performance of the Board, and who have demonstrated integrity, independence, experience and leadership in the past. Directors and members of senior management may recommend a candidate to the committee if he or she believes that the individual possesses the required abilities to successfully perform the duties of a director. The Governance and Ethics Committee is responsible for conducting an interview with candidates, from which it will form recommendations that will then be given to the Board of Directors.

Audit Committee

The Audit Committee is a standing committee of the Board of Directors whose primary function is to carry out a detailed and thorough review of audit matters, to be responsible for the oversight of the work of any accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit or review services for the Corporation (including resolution of disagreements between management and the auditor regarding financial reporting), to consider and approve related party transactions and to offer the Corporation’s auditors, shareholders and employees a direct link to the non-executive directors. This Committee will assist the Board in fulfilling its oversight responsibilities by reviewing the financial information which will be provided to the shareholders and others, the internal auditing and disclosure controls and procedures, the audit process, and adherence to applicable laws and regulations. In carrying out its duties, the Committee will apply reasonable materiality standards to all matters under review.

The Audit Committee is composed of Messrs Michael Pesner, Chairman of the Audit Committee, Raynald Vézina and Denis Arcand. All members of the audit committee are independent and financially literate as defined in National Instrument 52-110 Audit Committees (“NI 52-110”).

Mr. Pesner is a Chartered Accountant and President of Hermitage Canada Finance Inc., a corporation that specializes in financial advisory services. Previously, Mr. Pesner was a Senior Partner in Financial Advisory Services at the Montreal offices of KMPG, prior to which he was National Executive, Corporate Recovery Partner at KMPG predecessor firm Thorne Ernst & Whinney. Mr. Pesner also serves on the Board of Directors of the public companies Quest Rare Minerals Ltd., Mint Technology Corp., Bitumen Capital Inc. and Unite Capital Corp.

Mr. Arcand received his Bachelor of Commerce from the HEC in Montréal. He is also a Fellow of the Investment Dealers Association of Canada, having begun his career as a sales representative with Nesbitt Thomson in 1966. From 1972 to 1988, he held various positions with the investment dealer Bell Gouinlock Ltd., most notably being responsible for its Montréal office as Director and Vice-President. He was also responsible for its corporate finance department. Under his leadership many industrial and particularly mining corporation financings were completed, resulting in Bell Gouinlock, which merged with Pemberton Securities Ltd, becoming the leader in mining financing in Quebec.

Mr. Vézina obtained a Bachelor of Mining Engineering from Université Laval in 1970. He has 40 years of experience in mining operations and project development in Canada. During those years, he worked in various management positions for Cambior Inc., Falconbridge Ltd. and Placer Dome Inc.

Environmental, Health and Safety Committee

On December 8, 2010, the Board of Directors created the Environmental, Health and Safety Committee, composed of a majority of independent directors. In fiscal year 2011, the Environmental, Health and Safety Committee was composed of Martin Rivard, Réjean Houle and Elaine Ellingham. Mr. Rivard served on the Environmental, Health and Safety Committee until his resignation as a Director on February 27, 2012. The Committee is responsible for evaluating whether the Corporation’s current environmental, health and safety practices are appropriate, for ensuring that these practices are standardized across all of the Corporation’s divisions, and for making recommendations when appropriate. The Chairman of the Environmental, Health and Safety Committee is responsible for providing the Board of Directors with an account of the committee.

Merger and Acquisition Committee

On January 9, 2012, the Board created the Merger and Acquisition Committee. The Merger and Acquisition Committee was composed of H. Greg Chamandy, Robert Buchan, Elaine Ellingham and Mr. Martin Rivard. Mr. Rivard served on the Merger and Acquisition Committee until his resignation as a Director on February 27, 2012. The Committee is responsible to co-ordinate with management in the identification, evaluation and review of possible accretive acquisition transactions and related financing structures and opportunities and to bring forward its recommendations to the Board regarding any such proposed transaction and other growth alternatives available to the Corporation.

D.	Employees

The number of employees of the Corporation as of December 31, 2011, 2010 and 2009, was 489, 407 and 343 respectively. The distribution of the employees was the following:

Category of Activity or	December 31,
Geographical Location	2011	2010	2009
Head Office	18	15	16
Beaufor	141	102	98
Island Gold	177	185	184
Exploration	14	11	8
Camflo	20	20	25
Francoeur	119	74	12
Total	489	407	343

E.	Share Ownership

See Item 6 A “Directors and Senior Management” above for the number of shares of the Corporation’s common shares held by directors and executive officers of the Corporation.

Information regarding the outstanding stock options held by directors and senior management of the Corporation as of December 31, 2011, is set forth below.

Stock Options Outstanding to Named Executive Officers and Directors as at December 31, 2011

		Unexercised Options
		at Year-End
	Unexercised	(#)	Exercise price of
	underlying securities	Exercisable/	share options	Share options expiry
Name	(unit)	Unexercisable	($)	date

Martin Rivard	25,000		2.88	August 7, 2012
President and Chief Executive	50,000		3.15	Dec. 13, 2012
Officer	50,000	184,600 / 89,400	1.80	Dec. 11, 2013
	75,000		3.55	Dec. 10, 2014
	49,000		5.09	Dec 8, 2015
	25,000		12.03	Dec 8, 2016
TOTAL	274,000

Christian Pichette	5,000		2.83	July 10, 2013
Executive Vice President	10,000		1.80	Dec. 11, 2013
	20,000	2,400 / 64,400	3.55	Dec. 10, 2014
	19,800		5.09	Dec. 8, 2015
	12,000		12.03	Dec. 8, 2016
TOTAL	66,800

Nicole Veilleux	25,000		2.83	July 10, 2013
Financial Director	25,000		1.80	Dec. 11, 2013
	25,000	62,100 / 32,400	3.55	Dec. 10, 2014
	16,000		5.09	Dec. 8, 2015
	3,500		12.03	Dec. 8, 2016
TOTAL	94,500

Paul Einarson	25,000	25,000 / Nil	10.87	June 1, 2012
Vice President of Corporate
Development
TOTAL	25,000

H. Greg Chamandy	75,000	55,000 / 50,000	4.12	May 13, 2014
Executive Chairman of the Board	30,000		4.19	Feb. 3, 2015
TOTAL	105,000

Denis Arcand	25,000	20,000 / 25,000	1.80	Dec. 11, 2013
Vice-Chairman of the Board	20,000		4.19	Feb. 3, 2015
TOTAL	45,000

Réjean Houle	25,000	30,000 / 25,000	1.80	Dec. 11, 2013
Director	30,000		4.19	Feb. 3, 2015
TOTAL	55,000

Raynald Vézina	10,000	15,000 / 25,000	1.80	Dec. 11, 2013
Director	30,000		4.19	Feb. 3, 2015
TOTAL	40,000

Elaine Ellingham	50,000	30,000 / 50,000	4.19	Feb. 3, 2015
Director	30,000		4.19	Feb. 3, 2015
TOTAL	80,000

Jean-Pierre Ouellet	50,000	30,000 / 50,000	4.19	Feb. 3, 2015
Director	30,000		4.19	Feb. 3, 2015
TOTAL	80,000

		Unexercised Options
		at Year-End
	Unexercised	(#)	Exercise price of
	underlying securities	Exercisable/	share options	Share options expiry
Name	(unit)	Unexercisable	($)	date

Samuel Minzberg	50,000	30,000 / 50,000	4.19	Feb.3, 2015
Director	30,000		4.19	Feb.3, 2015
TOTAL	80,000

Michael Pesner	50,000	28,667 / 47,333	5.31	Nov. 8, 2015
Director	26,000		5.31	Nov. 8, 2015
TOTAL	76,000

Description of the Share Option Plan

Other than the Omnibus Long-Term Incentive Plan, the Corporation has only one equity-based compensation plan, a share option plan, for the benefit of the Corporation’s and its affiliates officers, directors, employees and service providers (the “Share Option Plan”). On May 14, 2009, the shareholders of the Corporation approved an amendment to the Share Option Plan that increased the number of common shares in respect of which options may be granted under the Share Option Plan from 4,444,400 to 5,245,000, an increase of 800,600 shares.

The Board of Directors has approved the Omnibus Long-Term Incentive Plan, subject to approval by the shareholders of the Corporation at the Meeting. If the Omnibus Long-Term Incentive Plan is approved, options will no longer be granted under the current Share Option Plan of the Corporation and all future grants of awards will be made under the Omnibus Long-Term Incentive Plan. Please see the section entitled “Omnibus Long-Term Incentive Plan”.

The number of shares issued to an insider and to persons related to an insider, during any one year period, under all equity-based compensation arrangements of the Corporation, cannot be greater than 5% of the shares issued and outstanding. In addition, the number of shares that may be issued to insiders, at anytime, under all equity-based compensation arrangements of the Corporation, cannot be greater than 10% of the shares issued and outstanding. Moreover, the number of common shares issued to insiders during any one year period, under all equity-based compensation arrangements of the Corporation, cannot be greater than 10% of the common shares issued and outstanding. Finally, common shares under option that have expired or have been cancelled before they were exercised may be subject to a new option under the Share Option Plan. The number of common shares reserved for issuance to an option holder cannot be greater than 5% of the common shares issued and outstanding.

Options cannot be assigned or transferred. However, the personal representative of the option holder may, as long as he respects the terms of the Share Option Plan, exercise the options during the exercise period. Furthermore, the Corporation does not offer financial aid to the option holder at the exercise of the options.

The Share Option Plan is managed by the Board of Directors which establishes the terms of the option grants, including the exercise price, provided however, that the exercise price is not lower than the market price, as determined by the closing asked price of the common shares on the TSX on the trading day immediately preceding the date of grant.

The options granted under the Share Option Plan are vested or become subject to exercise according to the terms established by the Board of Directors at the time of grant. In addition, the options can no longer be exercised and expire on a date set by the Board of Directors, which date can be no later than 10 years from the date of grant. If the expiry date falls during a blackout period (during any period when the Corporation’s policies do not permit an option holder to exercise an option) or within ten business days following the last day of the blackout period, then the expiry date will be the last day of this ten business day period. Following the death, termination without cause, resignation or early retirement of an option holder, the options that remain unexercised must be exercised within 60 days in the case of the termination without cause, resignation or early retirement, or within six months in the case of the death of an option holder. The Board of Directors has the discretionary power to modify these terms and periods, provided that options cannot expire later than 10 years from the date on which they were granted.

When certain corporate events occur, such as a merger, winding-up, dissolution or acquisition of the Corporation, the Board of Directors may accelerate the vesting of the options so that all options may be exercised during a period of 30 days after the option holders have been so advised, and after this 30 day period all unexercised options will expire.

The Board may, at any time and from time to time, amend, suspend or terminate the Share Option Plan, in whole or in part, or amend any term of any issued and outstanding option (including, without limitation, the price at which shares may be purchased under the Share Option Plan, and the vesting and the expiry date of an outstanding option) provided that no such amendment, suspension or termination may be made without:

o	obtaining approval of the shareholders of the Corporation, unless such approvals are not required pursuant to the Share Option Plan or applicable regulatory authority or stock exchange requirements;

o	obtaining any required approval of any applicable regulatory authority or stock exchange; and

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

o	changing the eligibility for, and limitations on, participation in the Share Option Plan;

o

modifying the periods during which options may be exercised, subject to, as the case may be, (i) the expiry date occurring on or before the tenth anniversary of the grant date, and (ii) a maximum extension of three years beyond the initial expiry date for any option holder;

o

changing the terms on which options may be awarded and exercised including the provisions relating to the exercise price, the date on which an option becomes exercisable, the expiry date, the right to assign an option and the adjustments to be made pursuant to the Share Option Plan;

o

making any addition to, deletion from or alteration to the provisions of the Share Option Plan that are necessary to comply with applicable law or the requirements of any applicable regulatory authority or stock exchange;

o	correcting or rectifying any ambiguity, defective provision, error or omission in the Share Option Plan; and

o	changing the provisions relating to the administration of the Share Option Plan;

unless any amendment made to the Share Option Plan would reduce the exercise price of an issued and outstanding option, lead to a significant or unreasonable dilution of the outstanding shares or provide additional material benefits to insiders, in which case approval of the shareholders of the Corporation must be obtained. In addition, if an amendment would reduce the exercise price of any outstanding option held by an insider or would extend the expiry date of options held by insiders beyond the exercise periods contemplated under the Share Option Plan or provided on the relevant option certificate, approval of the shareholders of the Corporation, other than the relevant insiders, must be obtained.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

As of April 20, 2012, to the knowledge of the directors and executive officers of the Corporation, Oxbridge Bank & Trust SCC (“Oxbridge”), an entity ultimately controlled by H. Greg Chamandy, a member of the Board of the Corporation and Chairman of the Board, is the only shareholder, directly or indirectly, beneficially owning or controlling over more than 5% of the outstanding common shares of the Corporation. Oxbridge, with its affiliates, beneficially owns or controls directly or indirectly 5,016,363 common shares and 105,000 common share options, representing approximately 14.94% of the outstanding common shares of the Corporation (excluding common shares underlying outstanding options). See Item 6.E “Directors, Senior Management and Employees – Share Ownership” above.

Mr. Chamandy and Oxbridge became a shareholder of the Corporation in 2009.

Mr. Chamandy or Oxbridge does not have any different voting rights compared with the Corporation’s other shareholders.

As of April 20, 2012, a total of 7,073,184 shares of the Corporation’s common shares, representing 21.53% of the issued and outstanding shares of the Corporation’s common shares, were held by a total of 118 U.S. record holders.

The Corporation is not directly or indirectly owned or controlled by another corporation or by any foreign government or by any other natural or legal person, severally or jointly.

The Corporation has no knowledge of any arrangement that may, at a subsequent date, result in a change of control of the Corporation.

B.	Related Party Transactions

A Related Party Transaction is any transaction between the Corporation and (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, the Corporation; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of the Corporation that gives them significant influence over the Corporation, and close members of any such individual’s family; (d) key management personnel, that is, those persons having authority and responsibility for planning, directing and controlling the activities of the Corporation, including directors and senior management and close members of such individuals’ families; and (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence.

Throughout the year 2011, and until the date of this Annual Report, certain Related Party Transactions occurred with the Corporation, as described below:

Oxbridge Bank & Trust SCC

On May 12, 2009, Oxbridge announced that it had acquired common shares of the Corporation and that, together with its joint actors, it owned and controlled an aggregate of approximately 10% of the issued and outstanding common shares of the Corporation.

On November 24, 2009, Oxbridge amended its public disclosure related to the Corporation, and announced that it had acquired common shares from a private investor and that, subject to the completion of such acquisition, Oxbridge, together with its joint actors, would own and control common shares and options to purchase common shares representing an aggregate amount of approximately 19.49% of the issued and outstanding common shares (excluding common shares underlying outstanding options). Oxbridge also indicated that it intended to engage in discussions with the Board and management of the Corporation, as well as other shareholders, regarding the Corporation, its prospects and potential means for enhancing shareholder value, including potential changes in the business, strategy or Board composition of the Corporation.

On November 25, 2009, in a letter duly authorized by the Board of Directors of Oxbridge and delivered to Denis Arcand, Chairman of the Board, and to the other members of the Board, Mr. Chamandy outlined certain proposals from Oxbridge (the “Oxbridge Proposals”) including the addition of Elaine Ellingham, A. Michel Lavigne, Samuel Minzberg and Jean-Pierre Ouellet (the “Proposed Directors”) to the Board, all with a view to maximizing the Corporation’s potential value for all of its shareholders.

On November 30, 2009, Oxbridge announced the completion of the acquisition of common shares announced on November 24, 2009.

Based on the Oxbridge Proposals and the Board’s own independent review of the Proposed Director’s qualifications, credentials, expertise, and experience, the directors determined that there existed no impediment, legally or from a corporate governance perspective, to the Proposed Directors acting as directors of the Corporation or holding their proposed positions on the Board committees, for reasons of conflict of interests or otherwise, and that the Proposed Directors, together with the current directors, have the qualifications, credentials, expertise and experience to implement the execution of the contemplated strategic plan for the Corporation’s future growth.

Accordingly, on December 15, 2009, the Board unanimously determined that it is in the best interests of the Corporation and all its stakeholders to call a meeting of the shareholders of the Corporation for the purposes of electing the Proposed Directors. In addition, Mr. Chamandy was appointed Chairman of the Board and Mr. Arcand was appointed Vice-Chairman of the Board.

Finally, the Board approved and the Corporation executed a mutual undertaking whereby (A) Mr. Chamandy and Oxbridge, in their capacity as shareholders of the Corporation, have undertaken to vote, and to cause to be voted, all shares of the Corporation that they, or any person with whom they are acting jointly or in connection with the Corporation, control directly or indirectly, in favour of the election of the current directors of the Corporation, as directors of the Corporation at all meetings of the shareholders of the Corporation to be held prior to December 31, 2012, at which directors are to be elected; and (B) the Corporation has undertaken (i) to cause the Proposed Directors (or any replacement) to be included as nominees proposed by the Corporation to its shareholders for election at the meeting; (ii) to ensure that the Proposed Directors and one additional individual (the “Additional Director”) to be identified by Mr. Chamandy, duly authorized by Oxbridge, before the next annual meeting of the shareholders of the Corporation (or any replacement), be included as nominees proposed by the Corporation to its shareholders for election to the Board of Directors at all meetings of the shareholders of the Corporation at which directors are to be elected prior to December 31, 2011; and (iii) to use its commercially reasonable efforts to cause the election of such Proposed Directors at such meetings in each case, provided that (x) there exists no impediment, legal or from a corporate governance perspective, to such replacement person or Additional Director, as the case may be, acting as a director of the Corporation, for reasons of conflict of interest or otherwise, and (y) such replacement person or Additional Director, as the case may be, has the qualifications, credentials, expertise and experience to oversee the execution of the Corporation’s strategic plan for future growth together with the current directors, in each case as determined by the Board of Directors of the Corporation.

Davies, Ward, Phillips & Vineberg (in thousands of $)

On February 4, 2010, Director Samuel Minzberg, was elected a Director of the corporation by a majority of shareholders during a special meeting held for that purpose.

Mr. Minzberg is a senior partner at the law firm Davies Ward Phillips & Vineberg LLP (“Davies”) and is a member of the firm’s management committee.

In 2011, the Corporation paid fees to Davies in the amount of approximately CAN$27 (including taxes) for professional services rendered mainly in legal tax advices (CAN$14, in 2010, mainly in connection with legal tax advice).

Stikeman, Elliott (in thousands of $)

On December 15, 2009, Sidney Horn was named as Corporate Secretary of the Corporation.

Mr. Horn is a senior partner at the law firm Stikeman, Elliott LLP (“Stikeman”).

In 2011, the Corporation paid fees to Stikeman in the amount of approximately CAN$225 (including taxes) for professional services rendered mainly in connection with general corporate matters, financings and the option agreement with Globex Mining Enterprises Inc. In 2010, the Corporation paid fees to Stikeman in the amount of approximately CAN$626 (including taxes) for professional services rendered, mainly in connection with the acquisition of Louvem Mines, the completion of an overnight marketed public offering of 3,300,000 common shares of Richmont and for general corporate purposes.

Oxbridge Aviation (in thousands of $)

On May 14, 2009, Mr. H. Greg Chamandy was appointed as Director of the Corporation and subsequently Executive Chairman of the Board.

Oxbridge Aviation is owned by Mr. H. Greg Chamandy.

In 2011, the Corporation paid fees to Oxbridge Aviation in the amount of approximately CAN$4 for a meeting of the Board of Directors in Rouyn-Noranda (Quebec), (CAN$3, in 2010).

Subsequent Transaction

See Item 8 B. “Significant Changes” for a discussion of a February 1, 2012 transaction with the Vice Chairman of the Board and two members of his immediate family.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

The following consolidated financial statements of the Corporation are attached to this Annual Report:

Independent Auditor’s report of registered public accounting firm dated February 27, 2012 on Internal Control over financial reporting and on the Consolidated Statements of Financial Position as at December 31, 2011, 2010 and January 1st, 2010, Consolidated Income Statements, Consolidated Statements of Comprehensive Income, Consolidated Statements of Changes in Equity, and Consolidated Statements of Cash Flow for the years ended December 31, 2011 and 2010.

Notes to Consolidated Financial Statements.

The Corporation has adopted International Financial Reporting Standards (“IFRS”) for its 2011 fiscal year, as required by the Accounting Standards Board of the Canadian Institute of Chartered Accountants. IFRS requires that all effective standards be retrospectively applied as of the reporting date, which for the Corporation is December 31, 2011. However, it also provides certain mandatory exceptions and certain optional exemptions for the first-time IFRS adopters. The Corporation applied three optional exemptions at the time of the transition. See Notes 1 and 24 to the consolidated financial statements.

Several important differences exist between the new accounting methods applied under IFRS, the accounting methods previously applied under Canadian GAAP, and the accounting methods under U.S. GAAP. Accordingly, the financial information presented under IFRS is not comparable in all respects with financial information that is prepared in accordance with either Canadian GAAP or US GAAP.

The Corporation has not declared or paid any dividends on its common shares since its incorporation. Richmont Mines has no current plans to pay dividends on its common shares. Its present policy is to retain earnings to finance its capital expenditures program. In the future, the Board of Directors may declare dividends according to its assessment of the financial position of the Corporation, taking into account its financing requirements for future growth and other factors that the Board of Directors may deem relevant in the circumstances. The Corporation had no export sales during 2011.

Except for the two litigation matters discussed above in the section entitled “Commitments and contingencies,” the Corporation knows of no active, pending or overtly threatened legal or arbitration proceeding to which the Corporation is a party or to which any of its properties is subject which may have, or has had in the recent past, a significant effect on the Corporation’s financial position or profitability.

B.	Significant Changes

The Corporation has reported two significant changes since the date of the annual financial statements included.

On February 1, 2012, the Corporation completed a private placement of $10.0 million with the Vice Chairman of the Corporation’s Board of Directors and two members of his immediate family (the “Investors”) in the form of debentures convertible into the Corporation’s common shares. The debentures, which expire in 5 years, bear a 7.6% annual interest rate and are convertible into the Corporation’s common shares at a conversion price of $12.17 per common share at the option of the Investors at any time following the date of issuance. The Investors will have the right to demand payment of the debentures in full at any time 18 months from the date of issue, and the Corporation will have the right to redeem the debentures in full, at any time after 24 months from the date of issue.

On February 27, 2012, Mr. Martin Rivard submitted his resignation as President and Chief Executive Officer (effective after an advance notice period of 6 months on August 31, 2012) and as a Director (effective immediately). On February 28, 2012, Mr. Jean-Pierre Ouellet gave his resignation as a Director.

ITEM 9.	THE OFFER AND LISTING

The Corporation’s common shares are traded on the TSX under the symbol “RIC” and on the NYSE Amex also under the symbol “RIC”.

Toronto Stock Exchange

Set forth below are the high and low sell prices on the TSX for actual trades of shares of the Corporation’s common shares for the periods indicated.

Last Five Full Years
Toronto Stock Exchange
Common Shares Trading Activity

	- Price -
	Canadian Dollars
Year Ended	High	Low
December 31, 2007	$4.00	$2.56
December 31, 2008	$4.20	$1.21
December 31, 2009	$4.93	$2.04
December 31, 2010	$5.71	$3.78
December 31, 2011	$13.39	$4.28

Last Two Full Years
Toronto Stock Exchange
Common Shares Trading Activity

	- Price -
	Canadian Dollars
Quarter Ended	High	Low
March 31, 2010	$5.08	$3.78
June 30, 2010	$5.46	$3.99
September 30, 2010	$5.60	$4.12
December 31, 2010	$5.71	$4.60
March 31, 2011	$6.54	$4.28
June 30, 2011	$9.75	$6.27
September 30, 2011	$13.39	$6.77
December 31, 2011	$13.35	$8.30

Last Six Months
Toronto Stock Exchange
Common Shares Trading Activity

	- Price -
	Canadian Dollars
Month Ended	High	Low
October 31, 2011	$12.79	$8.30
November 30, 2011	$13.35	$10.43
December 31, 2011	$12.66	$9.84
January 31, 2012	$12.98	$10.74
February 29, 2012	$12.57	$9.76
March 31, 2012	$10.39	$7.53

* The closing price of the Corporation’s common shares on the TSX on April 20, 2012 was CAN$6.65.

American Stock Exchange and NYSE Amex

The Corporation’s common shares were listed for trading on the American Stock Exchange effective on March 6, 1997. In 2008, the American Stock exchange was bought by NYSE Alternext and became NYSE Amex in the beginning of 2009. Set forth below are the high and low sell prices on the American Stock Exchange until December 2007 and NYSE Amex thereafter for actual trades of shares of the Corporation’s Common shares for the periods indicated.

Last Five Full Years
American Stock Exchange /
NYSE Amex
Common Shares Trading Activity

	- Price -
	US Dollars
Year Ended	High	Low
December 31, 2007	$4.07	$2.19
December 31, 2008	$4.18	$0.95
December 31, 2009	$4.36	$1.60
December 31, 2010	$5.72	$3.50
December 31, 2011	$13.40	$4.28

Last Two Full Years
NYSE Amex
Common Shares Trading Activity

	- Price -
	US Dollars
Quarter Ended	High	Low
March 31, 2010	$5.25	$3.50
June 30, 2010	$5.19	$3.94
September 30, 2010	$5.48	$3.90
December 31, 2010	$5.72	$4.45
March 31, 2011	$6.72	$4.28
June 30, 2011	$10.16	$6.40
September 30, 2011	$13.40	$6.86
December 31, 2011	$13.19	$7.79

Last Six Months
NYSE Amex
Common Shares Trading Activity

	- Price -
	US Dollars
Month Ended	High	Low
October 31, 2011	$12.80	$7.79
November 30, 2011	$13.19	$10.01
December 31, 2011	$12.37	$9.60
January 31, 2012	$12.91	$10.63
February 29, 2012	$12.60	$9.89
March 31, 2012	$10.55	$7.53

* The closing price of the Corporation’s common shares on the NYSE AMEX on April 20, 2012 was US$6.71.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

The Corporation was incorporated pursuant to Part 1A of the Companies Act (Quebec) on February 12, 1981 (File number 1843-2286) under the name Ressources Minières Rouyn inc. By Article of Amendment filed February 10, 1987 the Corporation added the English version Rouyn Mining Resources Inc. and by another amendment filed with the Government of Quebec on June 20, 1991, the Corporation changed its name to Richmont Mines Inc., now governed by the Business Corporations Act (Quebec) (the “Business Corporations Act”) which replaced the Companies Act (Quebec) on February 14, 2011. The Articles of the Corporation are registered by the Government of Quebec in register S02473, folio 10.

The Corporation has perpetual duration and no specific objects or purposes are set forth in its Articles or By-Laws.

Amendments to Articles

On February 14, 2011, the Companies Act (Quebec) was replaced by the new Business Corporations Act (Quebec) (the “Business Corporations Act”).

The new Business Corporations Act provides that a corporation may hold shareholder meetings at a place outside of the Province of Quebec if the Articles so allow. The Board of Directors believes that it would be beneficial both to the Corporation and its shareholders to give the Board flexibility to permit shareholder meetings to be held outside of the Province of Quebec.

The new Business Corporations Act further provides that if the Articles so allow, the directors of a corporation that is a reporting issuer may appoint one or more additional directors to hold office for a term expiring not later than the close of the annual shareholders meeting following their appointment, provided that the total number of directors so appointed may not exceed one third of the number of directors elected at the annual shareholders meeting preceding their appointment. The Board believes that it would be beneficial to the Corporation and its shareholders to give the Board flexibility to add directors who possess expertise and knowledge relevant to the Corporation’s operations from time to time between two annual shareholder meetings. Pursuant to its Articles, the business of the Corporation is managed by a Board of Directors composed of a maximum of eleven directors.

Accordingly, the Board of Directors, at its meeting held on March 28, 2011, adopted a resolution to amend the Articles approving the foregoing proposed amendments subject to the receipt of the approval of shareholders. In accordance with the Business Corporations Act, the proposed amendments to the Articles were approved by the shareholders at the Annual and Special General Meeting of shareholders held on May 13, 2011 (the “Meeting”).

New By-Laws

The Corporation wishes to update its General By-laws enacted by the Board of Directors on February 25, 1981, which have been amended since and are now known as the “By-laws”. To align the By-laws with the terminology and principles set out in the new Business Corporations Act as well as governance best practices, the Board of Directors elected to adopt the new By-laws on April 5, 2012. Exhibit “1.3” to this Annual Report includes the new provisions of the By-laws which have replaced those of the former General By-laws.

Matters affecting shareholders and the calling and holding of their meetings

  An annual meeting of shareholders must be held not later than 15 months after the last preceding annual meeting;

  An annual or special shareholders meeting may be held at the Corporation head office or at any other location that the Directors may determine from time to time;

  In accordance with the Business Corporations Act, a notice of any special shareholders meeting indicates the date, time and place of the meeting and the business to be transacted and contains the text of any special resolution to be submitted to the meeting;

  In accordance with the Business Corporations Act, a notice of any annual or special shareholders meeting must be given to shareholders entitled to vote at the meeting and to each director not less than 21 days and not more than 60 days before the date of the meeting;

  The required quorum to hold a shareholders meeting (subject to the provisions of the articles) has been increased to 25% of the issued and outstanding shares carrying the right to vote at the meeting and held by at least two shareholders present in person or represented by proxyholders at the beginning of the meeting;

  In accordance with the Business Corporations Act, if a shareholders meeting is adjourned for an aggregate of 30 days or more, notice must be given as for an original meeting;

The business of the Board of Directors and the powers of directors

  The minimum and maximum number of directors are those indicated in the articles of the Corporation as amended from time to time;

  The By-laws allow the directors to appoint one or more additional directors to hold office for a term expiring not later than the close of the next annual shareholders meeting following their appointment;

  In accordance with the Business Corporations Act, the powers of the Board of Directors have been restated to provide for the exercise by the Board of Directors of all the powers necessary to manage, or supervise the management of, the business and affairs of the Corporation. Except to the extent provided by the Business Corporations Act, such powers may be exercised without shareholder approval and may be delegated to a director, an officer or one or more committees of the Board of Directors;

  Without limiting the foregoing, the By-laws confirm that the Board of Directors may, among other things, borrow money, issue, reissue, sell or hypothecate the Corporation’s debt obligations, have the Corporation enter into a suretyship to secure performance of an obligation of any person and hypothecate all or any of its property, owned or subsequently acquired, to secure any obligation;

  A director who is not present at a meeting at which a resolution is adopted is deemed to have consented to the resolution unless the director records his or her dissent in accordance with the Business Corporations Act within 7 days after becoming aware of the resolution; and

  The By-laws confirm that a majority of the directors in office constitutes a quorum at any meeting of the Board of Directors.

Provisions regarding conflicts of interest

The By-laws are now consistent with the Business Corporations Act in that they state the general principle contained in the legislative provisions dealing with conflicts of interest of directors and referring to the Business Corporations Act for their implementation, including the manner in which a director must disclose his interest in a contract or a transaction to which the Corporation is party.

Harmonization of provisions regarding the indemnification of directors and officers:

Provisions allowing the Corporation to indemnify directors and officers of the Corporation (or a group in which the Corporation was a shareholder or creditor) have also been amended to be in line with the criteria set out in the Business Corporations Act.

Other amendments

  The Corporation keeps the records required by the Business Corporations Act and the Board of Directors may appoint or remove transfer agents or other agents responsible for keeping such records;

  Shares are certificated unless the Board of Directors, by resolution, determines that shares of any class or series or certain shares of a given class or series will be uncertificated. The Board of Directors may also, by resolution, determine that a certificated share will become an uncertificated share as soon as the paper certificate is surrendered to the Corporation, directly or by the intermediary of a transfer agent; and

  The Board of Directors may, from time to time, subject to the laws governing the Corporation, including the Act respecting the transfer of securities and the establishment of security entitlements (R.S.Q. c. T- 11.002), regulate, from time to time or generally, the transfer of the securities of the Corporation; the transfer of uncertificated shares, if any, is subject to the conditions prescribed by law.

In accordance with the Business Corporations Act, the new By-Laws will be submitted to the shareholders for approval and ratification. At the next Annual Meeting of Shareholders, the shareholders will be asked to consider and, if deemed advisable, to adopt the following resolution pertaining to the By-laws, in order to approve and ratify the new By-laws:

“BE IT RESOLVED AS A RESOLUTION OF THE SHAREHOLDERS:

1. THAT the Corporation’s By-laws, as described in the Management Proxy Circular dated April 5, 2011, approved by the directors of the Corporation on April 5, 2012, be and they are hereby approved and ratified; and

2. THAT any one director or officer be, and each of them is hereby authorized and directed, for and in the name of and on behalf of the Corporation, to execute and deliver or cause to be delivered all such documents, and to take any action which, in the opinion of that person, is necessary or desirable to give effect to this resolution.”

The Board of Directors and management believe that the new By-Laws of the Corporation are in the best interests of the Corporation and, accordingly, the Board of Directors and management are recommending that the shareholders vote FOR the approval of the By-law Resolution, which requires an affirmative vote of not less than a simple majority of the votes cast in person or by proxy at the Meeting in order to be adopted. Unless contrary instructions are indicated on the proxy form or the voting instruction form, the persons designated in the enclosed form of proxy or voting instruction form intend to vote FOR the approval of the By-law Resolution.

Omnibus Long Term Incentive Plan

Introduction

The Board of Directors has approved the Omnibus Long-Term Incentive Plan of the Corporation, a copy of which is attached as Exhibit "4.2" to this Annual Report, subject to approval by the shareholders of the Corporation at the Meeting. Shareholders will be asked to consider and, if deemed advisable, to approve at the Meeting the adoption by the Corporation of the Omnibus Long-Term Incentive Plan and adopt a resolution of the Corporation approving the Omnibus Long-Term Incentive Plan (the "Omnibus Resolution"). To be effective, the Omnibus Long-Term Incentive Plan must be approved by a majority of the votes cast by the shareholders voting in person or by proxy at the Meeting.

The Omnibus Long-Term Incentive Plan has been drafted to comply with the policies of the TSX as they exist at the date of this Annual Report and remains subject to any requirements the NYSE Amex may have for the Omnibus Long-Term Incentive Plan to be in compliance with the NYSE standards. The following information is intended as a summary of the Omnibus Long-Term Incentive Plan, and is qualified in its entirety by the more detailed provisions of the Omnibus Long-Term Incentive Plan in the form attached as Exhibit "4.2" to this Annual Report.

The Omnibus Long-Term Incentive Plan is intended to furnish an incentive to directors, officers, senior executives and other employees of the Corporation, consultants and service providers providing ongoing services to the Corporation ("Eligible Participants", and when such Eligible Participants are granted Awards (as defined below), the "Participants") to continue their services for the Corporation and to encourage such Eligible Participants whose skills, performance and loyalty to the objectives and interests of the Corporation are necessary to its success.

The Omnibus Long-Term Incentive Plan will permit the granting of options ("Options"), restricted share units ("RSUs"), share appreciation rights ("SARs") and retention awards ("Retention Awards" and together with the Options, the RSUs and the SARs, the "Awards") to Eligible Participants of the Corporation. The Omnibus Long-Term Incentive Plan will be administered by the Board of Directors or by a committee appointed by a resolution of the Board of Directors (the "Incentive Plan Committee").

General Terms Applicable to Awards

If approved, the total number of common shares reserved and available for grant and issuance pursuant to Awards (including the common shares issuable upon exercise of the options granted under the existing Share Option Plan of the Corporation, which, as at the date hereof, is equal to 1,686,000 common shares, representing approximately five percent (5%) of the total issued and outstanding common shares of the Corporation (on a non-diluted basis) as at the date hereof (“Existing Options”)) shall not exceed a number of common shares equal to ten percent (10%) of the total issued and outstanding common shares of the Corporation at the time of granting of Awards (on a non-diluted basis) or such other number as may be approved by the TSX and the shareholders of the Corporation from time to time, assuming there is no adjustment in accordance with the Omnibus Long-Term Incentive Plan. If the Omnibus Long-Term Incentive Plan is approved, options will no longer be granted under the current Share Option Plan of the Corporation and all future grants of Awards will be made under the Omnibus Long-Term Incentive Plan. Any increase in the issued and outstanding common shares (whether as a result of exercise of Awards or otherwise) will result in an increase in the number of common shares that may be issued on Awards outstanding at any time and any increase in the number of Awards granted will, upon exercise, make new grants available under the Omnibus Long-Term Incentive Plan.

The Omnibus Long-Term Incentive Plan provides that the aggregate number of common shares of the Corporation (a) issued to insiders and associates of such insiders under the Omnibus Long-Term Incentive Plan or any other proposed or established share compensation arrangement within any one-year period and (b) issuable to insiders and associates of such insider at any time under the Omnibus Long-Term Incentive Plan or any other proposed or established share compensation arrangement, shall not in each case exceed ten percent (10%) of the issued and outstanding common shares of the Corporation.

Awards granted or awarded under the Omnibus Long-Term Incentive Plan may not be assigned or transferred with the exception of an assignment made to a personal representative of a deceased Participant. The Board of Directors or the Incentive Plan Committee, as the case may be, may in their sole discretion, appoint from time to time one or more entities to act as administrative agent to administer the Awards under the Omnibus Long-Term Incentive Plan.

The Board of Directors will not provide financial assistance to Participants to assist them in exercising their Awards, provided, however, that the Board of Directors may, in its discretion, amend the Omnibus Long-Term Incentive Plan to authorize the administrator under the Omnibus Long-Term Incentive Plan to make arrangements to provide a form of financial assistance to the Participants.

Specific Terms Related to the Options

The Board of Directors or the Incentive Plan Committee will (i) set the term of the Options granted under the Omnibus Long-Term Incentive Plan which term cannot exceed ten (10) years and (ii) fix the vesting terms of Options as it deems appropriate at the time of the grant of such Options. Should the expiration date for an Option fall within a period during which designated persons cannot trade in any securities of the Corporation pursuant to the Corporation's policy respecting restrictions on insider trading which is in effect at that time (a "Black-Out Period") or within nine (9) business days following the expiration of a Black-Out Period, the expiry date of the Option shall be extended until that date which is the tenth business day following the end of the Black-Out Period.

The exercise price of any Options granted pursuant to the Omnibus Long-Term Incentive Plan will be determined by the Board of Directors or the Incentive Plan Committee at the time of the grant, provided that the exercise price shall not be less than the market value of the common shares at the time of the grant which shall be, if the grant is made during a Black-Out Period, the weighted average trading volume price of the common shares on the TSX for the five (5) trading day period following the last day of such Black-Out Period. If the grant is made outside a Black-Out Period, the market value of the common shares shall be the weighted average trading volume price of the common shares on the TSX for the five (5) trading day period ending on the last trading day before the day on which the Option is granted. Pursuant to the Omnibus Long-Term Incentive Plan, the exercise price may also be such other price as is permitted under the rules of the TSX.

With the consent of the Board or the Incentive Plan Committee, a Participant may, rather than exercise the Option which the Participant is entitled to exercise under the Omnibus Long-Term Incentive Plan, elect to exercise such Option, in whole or in part and, in lieu of receiving the common shares to which the exercised Option relate, receive the number of common shares, disregarding fractions, which, when multiplied by the market value of the common shares to which the exercised Option relate, have a value equal to the product of the number of common shares to which the exercised Option relate multiplied by the difference between the market value of such common shares and the price of such Option, less any amount withheld on account of income taxes, which withheld income taxes will be remitted by the Corporation.

Specific Terms Related to the RSUs

The Board of Directors or the Incentive Plan Committee, as the case may be, will fix the period during which RSUs may vest, a period which period shall not exceed three (3) years after the calendar year in which the RSU is granted (the "Restriction Period"). Each RSU grant will be subject to certain vesting conditions (including performance criteria, if any) such conditions to be determined by the Board of Directors or the Incentive Plan Committee, as the case may be, and to be provided to the Participant under a separate agreement. The vesting of the RSUs may be subject to the expiration of a performance period which corresponds to the period over which the performance criteria, if any, and other vesting conditions will be measured and which shall not end after the Restriction Period (the "Performance Period").

The Participant will be entitled to receive, after the vesting determination date, which is the date on which, after the end of the Performance Period, if any, the Board of Directors or the Incentive Plan Committee, as the case may be, determines that the vesting conditions (including the performance criteria, if any) are met, but no later than the last day of the Restriction Period (the "RSU Vesting Determination Date"), payment for each awarded RSU in the form of the common shares of the Corporation, cash, or a combination of the common shares and cash, at the discretion of the Board of Directors or the Incentive Plan Committee, as the case may be. For the purposes of such payment, the market value of the common shares of the Corporation shall be the weighted average trading volume price of the common shares on the TSX for the five trading day period ending on the last trading day before the day on which the payment is made.

Specific Terms Related to the SARs

The Board of Directors or the Incentive Plan Committee will (i) set the term of the SARs granted under the Omnibus Long-Term Incentive Plan which term cannot exceed ten (10) years and (ii) fix the vesting terms of SARs, (including performance criteria, if any) as it deems appropriate at the time of the grant of such SARs. Should the expiration date for a SAR fall within a Black-Out Period or within nine (9) business days following the expiration of a Black-Out Period, the expiry date of the SAR shall be extended until that date which is the tenth business day following the end of the Black-Out Period.

The exercise price of any SAR granted pursuant to the Omnibus Long-Term Incentive Plan will be determined by the Board of Directors or the Incentive Plan Committee at the time of the grant, provided that the exercise price shall not be less than the market value of the common shares at the time of the grant which shall be, if the grant is made during a Black-Out Period, the weighted average trading volume price of the common shares on the TSX for the five (5) trading day period following the last day of such Black-Out Period. If the grant is made outside a Black-Out Period, the market value of the common shares shall be the weighted average trading volume price of the common shares on the TSX for the five (5) trading day period ending on the last trading day before the day on which the SAR is granted.

The exercise of a SAR with respect to any number of common shares of the Corporation shall entitle the Participant to a payment, in cash or common shares, or a combination of cash and common shares, for each SAR, equal to the excess of the market value of the common shares on the effective date of such exercise over the exercise price per SAR.

Specific Terms Related to the Retention Awards

The Board of Directors or the Incentive Plan Committee will (i) set the term of the Retention Awards granted under the Omnibus Long-Term Incentive Plan and (ii) fix the vesting terms of Retention Awards (including performance criteria, if any) as it deems appropriate at the time of the grant of such Retention Awards.

Each Retention Award awarded to a Participant shall entitle the Participant to receive, on the vesting date of the Retention Award, such number of common shares of the Corporation which, when multiplied by the market value of the common shares on the vesting date of the Retention Award, to which the Retention Awards relate, have a value equal to the amount determined by the Board of Directors or the Incentive Plan Committee at the time of the grant (the "Retention Payment"), less any amount withheld on account of income taxes, which withheld income taxes will be remitted by the Corporation.

A Participant may, in lieu of receiving the common shares to which the Retention Awards relate, elect to receive, in cash, the Retention Payment, less any amount withheld on account of income taxes, which withheld income taxes will be remitted by the Corporation.

Cessation in Case of Grant of Options, SARs and Retention Awards

Unless the Board of Directors or the Incentive Plan Committee decides otherwise, Options, SARs or Retention Awards granted under the Omnibus Long-Term Incentive Plan will expire at the earlier of the expiration of the original term of the Options, SARs or Retention Awards, and (i) the effective date of the termination as specified in the notice of termination provided by the Corporation to the Participant that its employment has been terminated for cause; (ii) twelve (12) months after the Participant's death; (iii) three (3) years after the Participant's employment has been terminated for reasons other than for "cause" or by reason of injury or disability, after retirement of a Participant (provided that the Participant does not carry on any activities or business in the mining services business prior to the end of the term of his/her Options, SARs or Retention Awards) or after a Participant becoming eligible to receive long-term disability benefits; or (iv) sixty (60) days following the Participant's termination of employment for any other reason.

Cessation in Case of RSU Grant

Unless the Board of Directors or the Incentive Plan Committee decides otherwise, upon a Participant's (i) death; (ii) termination of employment for reason of injury or disability; (iii) eligibility to receive long-term disability benefits; (iv) retirement (provided that the Participant does not carry on any activities or business in the mining services business prior to the RSU Vesting Determination Date); (v) leave of absence for a period of more than six (6) months authorized by the Corporation; (vi) termination of employment for reasons other than for "cause" (excluding resignation); the Participant's participation in Omnibus Long-Term Incentive Plan in respect of RSUs shall be immediately terminated, provided however, that all unvested RSUs shall remain in effect until the applicable RSU Vesting Determination Date. On the RSU Vesting Determination Date or any earlier date as may be determined by the Board of Directors or the Incentive Plan Committee, the Board of Directors or the Incentive Plan Committee will evaluate whether the vesting conditions and performance criteria, if any, were met in order to determine the amount of the payment to which the Participant is entitled, if any, in accordance with the following formula:

D multiplied by	E
F

where:

(i)	D is equal to the number of RSUs outstanding in the Participant's account,

(ii)

E is equal to the number of completed months during the applicable Performance Period, as of the date of the Participant's death, termination, eligibility date to receive long-term disability benefits, election for a leave of absence or retirement (subject to the condition mentioned above), and

(iii)	F is equal to the total number of months included in the applicable Performance Period.

Upon a Participant's employment being terminated for cause or the Participant's resignation, the Participant's participation in the Omnibus Long-Term Incentive Plan shall be immediately terminated and all RSUs credited to such Participant's account that have not vested shall be forfeited and cancelled.

Amendment

The Board of Directors has the discretion to make amendments to the Omnibus Long-Term Incentive Plan which it may deem necessary, without the consent of the Participants, provided that such amendment shall:

(a)	not adversely alter or impair any Award previously granted except as permitted by the provisions of Omnibus Long-Term Incentive Plan;

(b)	be subject to any regulatory approvals including, where required, the approval of the TSX; and

(c)

be subject to the shareholders' approval, where required, by law or the requirements of the TSX, provided that shareholder approval shall not be required for the following amendments and the Board of Directors may make any changes which may include but are not limited to:

(i)	amendments of a "housekeeping" nature;

(ii)	a change to the vesting provisions of any Award;

(iii)

the introduction or amendment of a cashless exercise feature payable in securities, whether or not such feature provides for a full deduction of the number of underlying securities from the Omnibus Long-Term Incentive Plan reserve;

(iv)	the addition of a form of financial assistance and any amendment to a financial assistance provision which is adopted;

(v)	a change to the Eligible Participants under the Omnibus Long-Term Incentive Plan, including a change which would have the potential of broadening or increasing participation by insiders; and

(vi)	the addition of a deferred or restricted share unit or any other provision which results in Participants receiving securities while no cash consideration is received by the issuer.

The Board of Directors shall be required to obtain shareholder approval to make the following amendments:

(a)

any change to the maximum number of common shares of the Corporation issuable from treasury under the Omnibus Long-Term Incentive Plan, except such increase resulting from any increase in the issued and outstanding common shares of the Corporation (whether as a result of exercise of Awards or otherwise) and in the event of an adjustment pursuant to the Omnibus Long-Term Incentive Plan;

(b)

any amendment which reduces the exercise price of any Award after such Awards have been granted or any cancellation of an Award and the substitution of that Award by a new Award with a reduced price, except in the case of an adjustment pursuant to a change in capitalization;

(c)	any amendment which extends the expiry date of any Award or the Restriction Period of any RSU beyond the original expiry date, except in case of an extension due to a Black-Out Period;

(d)	any amendment which would permit a change to the Eligible Participants, including a change which would have the potential of broadening or increasing participation by insiders;

(e)

any amendment which would permit any Award granted under the Omnibus Long-Term Incentive Plan to be transferable or assignable by any Participant other than by will or by the laws of succession of the domicile of a deceased Participant;

(f)

any amendment which increases the maximum number of common shares of the Corporation (i) issued to insiders and associates of such insiders under the Omnibus Long-Term Incentive Plan or any other proposed or established share compensation arrangement within one-year period; or (ii) issuable to insiders and associates of such insiders at any time under the Omnibus Long-Term Incentive Plan or any other proposed or established share compensation arrangement;

(g)	any amendment to the amendment provisions of the Omnibus Long-Term Incentive Plan; and

(h)	provided that common share of the Corporation held directly or indirectly by insiders benefiting from such amendments shall be excluded when obtaining such shareholder approval.

Impact of a Change of Control

Subject to the provisions contained in any employment agreement between a holder of Awards and the Corporation, if (i) any person becomes the beneficial owner, directly or indirectly, of 50% or more of either the issued and outstanding common shares of the Corporation or the combined voting power of the Corporation's then outstanding voting securities entitled to vote generally; (ii) any person acquires, directly or indirectly, securities to which is attached the right to elect the majority of the directors of the Corporation; (iii) the Corporation undergoes a liquidation or dissolution or sells all or substantially all of its assets; or (iv) the Corporation is involved in, or becomes subject to, a reorganization, an amalgamation, an arrangement, a take-over bid (as that term is defined in the Securities Act (Québec)) for all of the common shares of the Corporation or the sale or disposition of all or substantially all of the property and assets of the Corporation, the Board of Directors may make such provision for the protection of the rights of the Participants as the Board of Directors, in its discretion, considers appropriate in the circumstances, including, without limitation, changing the performance criteria and/or the vesting conditions for the Awards and/or the date on which any Award expires or the Restricted Period, the Performance Period, the performance criteria and/or the vesting conditions for the Awards.

Shareholder Approval

Shareholders will be asked to consider, and if deemed advisable, to approve at the Meeting the adoption by the Corporation of the Omnibus Long-Term Incentive Plan and to adopt the Omnibus Resolution. If the Omnibus Long-Term Incentive Plan is approved at the Meeting, the options granted to Mr. Eberhard Scherkus on April 10, 2012 under the Omnibus Long-Term Incentive Plan, as described in this Annual Report will also be ratified and approved. To be effective, the Omnibus Long-Term Incentive Plan must be approved by a majority of the votes cast by the shareholders voting in person or by proxy at the Meeting.

BE IT RESOLVED AS A RESOLUTION OF SHAREHOLDERS:

1.

THAT the Omnibus Long-Term Incentive Plan in the form attached as Exhibit "4.2" to this Annual Report be and is hereby approved, and that the 70,700 options awarded to Mr. Eberhard Scherkus on April 10, 2012 under the Omnibus Long-Term Incentive Plan, as described in this Annual Report, be, and they are hereby, ratified;

2.

THAT the form of the Omnibus Long-Term Incentive Plan may be amended in order to satisfy the requirements or requests of any regulatory authorities without requiring further approval of the shareholders;

3.

THAT a maximum number of common shares (including the common shares issuable upon exercise of the options granted under the existing Share Option Plan of the Corporation) representing a number of common shares equal to ten percent (10%) of the total issued and outstanding common shares of the Corporation at the time of granting of Awards (on a non-diluted basis), be reserved and available for grant and issuable pursuant to the Omnibus Long-Term Incentive Plan and the current Share Option Plan;

4.

THAT the Corporation have the ability to continue granting Awards under the Omnibus Long-Term Incentive Plan until May 10, 2015, which is the date that is three (3) years from the date of the shareholder meeting at which shareholder approval is being sought; and

5.

THAT any one of the directors or officers of the Corporation is hereby authorized to take all such actions and execute and deliver all such documents as are necessary or desirable for the implementation of this resolution.

The Board of Directors and management believe that the new Omnibus Long-Term Incentive Plan of the Corporation is in the best interests of the Corporation and, accordingly, the Board of Directors and management are recommending that the shareholders vote FOR the approval of the Omnibus Resolution, which requires an affirmative vote of not less than a simple majority of the votes cast in person or by proxy at the Meeting in order to be adopted. Unless contrary instructions are indicated on the proxy form or the voting instruction form, the persons designated in the enclosed form of proxy or voting instruction form intend to vote FOR the approval of the Omnibus Resolution.

C.	Material Contracts

Acquisition of Louvem Mines Inc.

On May 18, 2010, Richmont reached an agreement with Louvem Mines Inc.’s (“Louvem”) shareholders regarding the Corporation’s proposed acquisition of the 30% of the issued and outstanding shares of Louvem that it did not previously own. Under terms of the transaction, 9222-0383 Quebec Inc., a wholly-owned subsidiary of Richmont, and Louvem merged on June 30, 2010, and formed a new corporation of the same name, namely Louvem Mines Inc. (“New Louvem”). On the date of the merger, New Louvem shareholders, other than Richmont, received one Richmont common share for each 5.4 New Louvem shares held. As a result, Richmont issued a total of 1,425,407 common shares at a price of $4.69, which was the closing price on the date of issue.

Amended and Restated Shareholders Rights Plan

Introduction

On March 28, 2011, the Corporation amended and restated the existing shareholder rights plan which is set to terminate in accordance with its terms in 2012 (the “Amended and Restated Rights Plan”). The Amended and Restated Rights Plan was approved by the shareholders of the Corporation at the Meeting and reference is made at Item 19. in Exhibit 2.2.

Background

A shareholder rights plan was adopted by the Corporation’s shareholders in 2002 and, in accordance with the terms set out at that time, the plan required ratification at the Corporation’s annual meetings in 2005, 2008 and 2011, and would expire in April 2012. In lieu of shareholders ratifying the plan in 2011 for one year only (the plan expires in 2012), the Board of Directors thought it appropriate to bring the shareholder rights plan up to date. Consequently a new shareholder rights plan, which will expire in 2021, was submitted for shareholder approval at the Meeting.

The primary objective of a rights plan is (a) to prevent creeping acquisition of control or an acquisition of control through a partial bid; (b) to provide adequate time to the Board of Directors and shareholders to properly consider and evaluate any unsolicited takeover bid without undue pressure; (c) to provide the Board of Directors and shareholders adequate time to value of all of the assets of the Corporation and for the Corporation to undertake a value recognition program if necessary to demonstrate the value of one or more assets; (d) to provide the Board of Directors of the Corporation adequate time to explore and develop alternatives for maximizing shareholder value if an unsolicited takeover bid is made for the Corporation and to possibly allow competing bids to emerge; and (e) to provide every shareholder of the Corporation an equal opportunity to participate in such a bid and to ensure the equal treatment of all shareholders of the Corporation under such bid. The Amended and Restated Rights Plan encourages a potential acquiror to proceed either by way of a Permitted Bid (as defined in the Amended and Restated Rights Plan), which requires the takeover bid to satisfy certain minimum standards designed to promote fairness, or with the concurrence of the Board of Directors. The Amended and Restated Rights Plan is not intended to prevent takeover bids that treat shareholders of the Corporation fairly and has not been adopted in response to any proposal to acquire control of the Corporation. On the effective Date, one Right (as defined in the Amended and Restated Rights Plan) was issued and attached to each common share of the Corporation then outstanding, and one Right will be issued and attached to each common share of the Corporation subsequently issued.

In choosing to implement a rights plan, the Board of Directors considered the legislative framework in Canada governing takeover bids. Under provincial securities legislation, a takeover bid means an offer to acquire voting or equity shares of a corporation, where the shares subject to the offer to acquire, together with shares already owned by the bidder and any person or corporation acting jointly or in concert with the bidder, aggregate 20% or more of the outstanding shares of a corporation, but does not include an offer to acquire if the offer to acquire is a step in an amalgamation, merger, reorganization or arrangement that requires approval in a vote of security holders.

The Board of Directors has reviewed the Amended and Restated Rights Plan for conformity with current practices of Canadian companies with respect to shareholder protection rights plan. The Corporation believes that the Amended and Restated Rights Plan preserves the fair treatment of shareholders, is consistent with current best Canadian corporate practice and addresses institutional investor guidelines. The Amended and Restated Rights Plan contains substantially the same terms and conditions as the 2008 Rights Plan and has been updated to meet current best Canadian corporate practices.

The existing legislative framework for takeover bids in Canada continues to raise the following concerns for shareholders of the Corporation:

  Time – Canadian securities laws permit a takeover bid to expire 35 days (21 days in the Province of Quebec) after it is initiated. The Board of Directors of the Corporation is of the view that this is not sufficient time to permit shareholders to consider a takeover bid and make a reasoned and unhurried decision as well as permit directors to evaluate a takeover bid, explore, develop and pursue alternatives which it believes are preferable to the takeover bid or which could maximize shareholder value, and make reasoned recommendations to the shareholders.

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

  Unequal Treatment: Full Value - While existing Canadian securities legislation has substantially addressed many concerns in this regard, there remains the possibility that control of the Corporation may be acquired pursuant to a private agreement in which one or a small group of shareholders dispose of common shares at a premium to market price which premium is not shared with the other shareholders or through a partial bid that may be oppressive to the shareholders of the Corporation.
  In addition, a person may slowly accumulate common shares through stock exchange acquisitions which may result, over time, in an acquisition of control without payment of fair value for control or a fair sharing of a control premium among all shareholders.

Summary

The following is a summary of the principal terms of the Amended and Restated Rights Plan for the Corporation which is qualified in its entirety by reference to the text of the Amended and Restated Rights Plan and reference is made at Item 19. in Exhibit 2.2. A shareholder or any other interested party may also obtain a copy of the Amended and Restated Rights Plan by contacting the Assistant Corporate Secretary, 161 Avenue Principale, Rouyn-Noranda, Quebec, J9X 4P6; telephone (819) 797-2465; fax (819) 797-0166, by consulting the Web site EDGAR at www.sec.gov/edgar or by consulting the Corporation’s Web Site at www.richmont-mines.com.

In the opinion of the Board of Directors, the terms of the Amended and Restated Rights Plan conform to the terms of plans now in place in many other Canadian public companies.

Effective Date

The effective date of the Amended and Restated Rights Plan is March 28, 2011 (the “Effective Date”).

Term

The Amended and Restated Rights Plan will be in effect until the end of the annual meeting of shareholders of the Corporation to be held in 2014 unless the Amended and Restated Rights Plan is reconfirmed at that meeting by the shareholders. If the Amended and Restated Rights Plan is so reconfirmed, it will then need to be reconfirmed at every third annual meeting. If it is not reconfirmed it will terminate. Even if reconfirmed by the shareholders, it expires ten years after the Effective Date, at which time a new plan can be adopted.

Issue of Rights

On the Effective Date, one Right was issued and attached to each common share outstanding of the Corporation and will be issued and attached to each common share of the Corporation subsequently issued.

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

The issue of the Rights is not initially dilutive. Upon a Flip-in Event occurring and the Rights separating from the common shares, reported earnings per share of the Corporation on a fully diluted or non-diluted basis may be affected. Holders of Rights not exercising their Rights upon the occurrence of a Flip-in Event may suffer substantial dilution.

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

  the takeover bid must be made to all shareholders of the Corporation as registered on the books of the Corporation, other than the offeror;

  the takeover bid must be outstanding for a minimum period of 60 days and common shares tendered pursuant to the takeover bid may not be taken up prior to the expiry of the 60 day period and only if at such time more than 50% of the common shares of the Corporation held by shareholders, other than the bidder, its affiliates and persons acting jointly or in concert and certain other persons (the “Independent Shareholders”), have been tendered to the takeover bid and not withdrawn; and

  if more than 50% of the common shares held by Independent Shareholders are tendered to the takeover bid within the 60 day period, the bidder must make a public announcement of that fact and the takeover bid must remain open for deposits of common shares for not less than ten (10) business days from the date of such public announcement.

The Amended and Restated Rights Plan allows for a competing Permitted Bid (a “Competing Permitted Bid”) to be made while a Permitted Bid is in existence. A Competing Permitted Bid must satisfy all the requirements of a Permitted Bid except that it may expire on the same date as the Permitted Bid, subject to the requirement that it be outstanding for a minimum period of thirty-five (35) days.

Waiver

The Board of Directors, acting in good faith, may, prior to the occurrence of a Flip-in Event, waive the application of the Amended and Restated Rights Plan to a particular Flip-in Event (an “Exempt Acquisition”) where the takeover bid is made by a takeover bid circular to all holders of common shares of the Corporation. When the Board of Directors exercises the waiver power for one takeover bid, the waiver will also apply to any other takeover bid for the Corporation made by a takeover bid circular to all holders of common shares prior to the expiry of any other bid for which the Amended and Restated Rights Plan has been waived. Additionally, the Board of Directors, acting in good faith, may waive the application of the Amended and Restated Rights Plan for any Flip-in Event by written notice delivered to the Rights Agent (as such term is defined in the Amended and Restated Rights Plan).

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

Board of Directors

The Amended and Restated Rights Plan will not detract from or lessen the duty of the Board of Directors to act honestly and in good faith with a view to the best interests of the Corporation. The Board of Directors, when a Permitted Bid is made, will continue to have the duty and power to take such actions and make such recommendations to shareholders as are considered appropriate.

Exemptions for Investment Advisors

Investment advisors (for fully managed accounts), trust companies (acting in their capacities as trustees and administrators), statutory bodies whose business includes the management of funds and administrators of registered pension plans acquiring 20% or more of the common shares of the Corporation are exempted from triggering a Flip-in Event, provided that they are not making, or are not part of a group making, a takeover bid.

Approval of the Directors

The directors of the Corporation have unanimously approved and adopted the Amended and Restated Rights Plan. In adopting the Amended and Restated Rights Plan, the directors concluded, for the reasons discussed above, that it was in the best interests of the Corporation and the shareholders to do so.

The directors believe that the Amended and Restated Rights Plan preserves the fair treatment of shareholders of the Corporation, is consistent with Canadian’s corporate practice and addresses institutional investor guidelines.

Shareholder Approval

The Amended and Restated Rights Plan was confirmed and approved by the affirmative vote of a majority of the votes cast by shareholders of the Corporation at the Meeting.

D.	Exchange Controls

There are no governmental laws, decrees, regulations or other legislation in Canada that may affect the export or import of capital, or the remittance of interest, dividends or other payments to non-residents holders of the Corporation’s common shares, except that any remittance of dividends to United States residents is subject to a 15% withholding tax (5% if the shareholder is a corporation owning at least 10% of the common shares of the Corporation) pursuant to Article X of the reciprocal income tax treaty between Canada and the United States.

E.	Taxation

The following summary of the material Canadian federal income tax considerations generally applicable in respect of the common shares reflect the Corporation’s opinion. The tax consequences to any particular holder of common shares will vary according to the status of that holder as an individual, trust, corporation or member of a partnership, the jurisdiction in which that holder is subject to taxation, the place where that holder is resident and, generally, according to that holder’s particular circumstances. This summary is applicable only to holders who are resident in the United States, have never been resident in Canada, deal at arm’s length with the Corporation, hold their common shares as capital property and who will not use or hold the common shares in carrying on business in Canada. Special rules, which are not discussed in this summary, may apply to a United States holder that is an issuer that carries on business in Canada and elsewhere.

This summary is not exhaustive of all possible income tax consequences. It is not intended as legal or tax advice to any particular holder of common shares and should not be so construed. Each holder should consult his own tax advisor with respect to the income tax consequences applicable to him in his own particular circumstances.

Disposition of common shares

If a non-resident were to dispose of common shares of the Corporation to another Canadian corporation which deals or is deemed to deal on a non-arm’s length basis with the non-resident and which, immediately after the disposition, is connected with the Corporation (i.e., the non-resident and any person with whom the non-resident does not deal at arm’s length holds directly or indirectly shares representing more than 10% of the voting power and more than 10% of the market value of all issued and outstanding shares of the Corporation), the amount by which the fair market value of any consideration (other than any shares of the purchaser corporation) exceeds the paid-up capital of the common shares sold will be deemed to be taxable as a dividend paid by the purchasing corporation, either immediately or eventually by means of a deduction in computing the paid-up capital of the purchasing corporation, and subject to withholding taxes as described below.

Under the Income Tax Act (Canada), a gain from the sale of common shares of the Corporation by a non-resident will not be subject to Canadian tax since the common shares of the Corporation are listed on a prescribed stock exchange, provided the shareholder (and persons who do not deal at arm’s length with the shareholder) have not held a “substantial interest” in the Corporation (25% or more of the shares of any class of the Corporation’s stock) at any time in the five years preceding the disposition. Generally, the Canada-United States Income Tax Convention (1980) (the “Treaty”) will exempt from Canadian taxation any capital gain realized by a resident of the United States, provided that the value of the common shares is not derived principally from real property situated in Canada.

Dividends

In the case of any dividends paid to non-residents, the Canadian tax is withheld by the Corporation, which remits only the net amount to the shareholder. By virtue of Article X of the Treaty, the rate of tax on dividends paid to residents of the United States is generally limited to 15% of the gross dividend (or 5%, in the case of certain corporate shareholders owning at least 10% of the Corporation’s voting shares). In the absence of treaty provisions, the rate of Canadian withholding tax imposed on non-residents is 25% of the gross dividend. Stock dividends received by non-residents from the Corporation are taxable by Canada as ordinary dividends.

If a non-resident holder disposes of common shares to the Corporation (unless the Corporation acquired the common shares in the open market in the manner in which shares would normally be purchased by any member of the public), this will result in a deemed dividend to the non-resident holder equal to the amount by which the consideration paid by the Corporation exceeds the paid-up capital of such stock. The amount of such dividend will be subject to withholding tax as described above.

Capital Gains

A non-resident of Canada is not subject to tax under the Income Tax Act (Canada) in respect of a capital gain realized upon the disposition of a share of a class that is listed on a prescribed stock exchange unless the share represents “taxable Canadian property” to another holder thereof. A common share of the Corporation will be taxable Canadian property to a non-resident holder if, at any time during the period of five years immediately preceding the disposition, the non-resident holder, persons with whom the non-resident holder did not deal at arm’s length, or the non-resident holder and persons with he/she did not deal at arm’s length owned 25% or more of the issued shares of any class or series of the Corporation. In the case of a non-resident holder to whom shares of the Corporation represent taxable Canadian property and who is resident in the United States, American tax will be payable on a capital gain realized on such shares by reason of the Treaty unless the value of such shares is derived principally from real property situated in Canada or the non-resident holder previously held the shares while resident in Canada. However, in such a case, certain transitional relief under the Treaty may be available.

Certain United States Federal Income Tax Consequences

The following is a summary of the material United States federal income tax consequences of the acquisition, ownership and disposition of common shares of the Corporation by a United States Holder (as defined below) that holds the common shares as a capital asset. The discussion does not cover all aspects of United States federal income taxation that may be relevant to, or the actual tax effect that any of the matters described herein will have on, the acquisition, ownership or disposition of common shares of the Corporation by particular shareholders, and does not address state, local, foreign or other tax laws. In particular, this summary does not address tax considerations applicable to persons that own (directly or indirectly) 10 percent or more of the Corporation’s voting shares, nor does this summary discuss all of the tax considerations that may be relevant to certain types of persons subject to special treatment under the United States federal income tax laws (such as financial institutions, insurance companies, persons liable for the alternative minimum tax, individual retirement accounts and other tax-deferred accounts, tax-exempt organizations, dealers in securities or currencies, persons that hold the common shares as part of straddles, hedging transactions or conversion transactions for United States federal income tax purposes or persons whose functional currency is not the United States dollar).

As used herein, the term “United States Holder” means a beneficial owner of the Corporation’s common shares that is (i) a citizen or resident of the United States for United States federal income tax purposes, (ii) a corporation, or other entity treated as a corporation, created or organised under the laws of the United States or any State thereof, (iii) an estate the income of which is subject to United States federal income tax without regard to its source or (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust.

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

Distributions on common shares of the Corporation

General. United States Holders receiving dividend distributions (including constructive dividends) with respect to common shares of the Corporation are required to include in gross income for United States federal income tax purposes the gross amount of such distributions to the extent that the Corporation has current or accumulated earnings and profits (as determined for United States federal income tax purposes), without reduction for any Canadian income tax withheld from such distributions. Such income will be foreign source dividend income and generally will not be eligible for the dividends received deduction allowed to corporations. Canadian tax withheld from such distributions may be credited, subject to certain limitations, against the United States Holder’s United States federal income tax liability or, alternatively, may be deducted in computing the United States Holder’s United States federal taxable income by those who itemize deductions. (See more detailed discussion in the section captioned “Foreign Tax Credit” below). To the extent that distributions exceed current or accumulated earnings and profits of the Corporation, they will be treated first as a return of capital up to the United States Holder’s adjusted basis in the common shares, and then as capital gain. Preferential tax rates for long-term capital gains are applicable to a United States Holder that is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a United States Holder that is a corporation. The Corporation does not maintain calculations of its earnings and profits in accordance with United States Federal income tax accounting principles.

For taxable years beginning before January 1, 2013, dividends paid by foreign qualified corporations to non-corporate taxpayers will be taxed at the same rate as long-term capital gains, rather than at the higher ordinary income tax rate. A foreign corporation such as the Corporation is a qualified corporation (i) if the corporation is eligible for the benefits of a comprehensive income tax treaty with the United States which the United States Internal Revenue Service (“IRS”) determines is satisfactory and which contains an exchange of information provision, or (ii) to the extent that the dividends are paid with respect to stock that is readily tradable on an established securities market in the United States. The IRS has ruled that the Treaty is a satisfactory treaty for this purpose. Accordingly, dividends paid with respect to shares of the Corporation should be eligible for the reduced tax rate. Eligibility for the reduced tax rate is dependent on satisfying a holding period and certain other limitations. The reduced tax rate also cannot be claimed with respect to dividends that are included as investment income for purposes of the limitation on the deduction of investment interest. For tax years beginning after 2012, dividends paid to U.S. citizens and residents with modified adjusted gross income above $125,000 ($250,000 for joint returns) also will be subject to a 3.8% Medicare contribution tax.

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

Effect of Canadian Withholding Taxes. As discussed above in Taxation, Dividend, under current law payments by the Corporation to foreign investors are subject to a 25% Canadian withholding tax. The rate of withholding applicable to United States Holders that are eligible for benefits under the Treaty generally is reduced to a maximum rate of 15% (except for certain corporate holders). For United States federal income tax purposes, United States Holders will be treated as having received the amount of Canadian taxes withheld by the Corporation, and as then having paid over the withheld taxes to the Canadian taxing authorities. As a result of this rule, the amount of dividend income included in gross income for United States federal income tax purposes by a United States Holder with respect to the payment of dividends may be greater than the amount of cash actually received (or receivable) by the United States Holder from the Corporation with respect to the payment.

Foreign Tax Credit

Subject to certain limitations, a United States Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of common shares of the Corporation may be entitled, at the option of the United States Holder, to either a deduction or a tax credit for such foreign tax paid or withheld. United States Holders that are eligible for benefits under the Treaty will not be entitled to a foreign tax credit for the amount of Canadian taxes withheld in excess of the 15% maximum rate available under the Treaty, and with respect to which the United States Holder can obtain a refund from the Canadian taxing authorities. The limitation in foreign taxes eligible for credit is calculated separately with respect to specific classes of income. The rules governing foreign tax credits are complex and, therefore, United States Holders should consult their tax advisor regarding the availability of foreign tax credits in their particular circumstances.

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

Disposition of common shares of the Corporation

A United States Holder will recognize gain or loss from the sale of common shares of the Corporation equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder’s tax basis in the common shares of the Corporation. This gain or loss will be capital gain or loss if the common shares are a capital asset in the hands of the United States Holder, which will be a short-term or long-term capital gain or loss depending upon the holding period of the United States Holder. Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year. Deductions for net capital losses are subject to significant limitations. For United States Holders that are not corporations, net capital loss may be offset against up to $3,000 of ordinary income each tax year, and any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For United States Holders that are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years from the loss year and carried forward from the loss year to be offset against capital gains until the earlier of five years or the exhaustion of the net capital loss.

As with dividends, for tax years beginning after 2012, capital gains of U.S. citizens and residents with modified adjusted gross income above $125,000 ($250,000 for joint returns) will be subject to a 3.8% Medicare contribution tax.

Backup Withholding and Information Reporting

Payments of dividends or other proceeds with respect to common shares of the Corporation by a United States paying agent or other United States intermediary will be reported to the IRS and to the United States Holder as may be required under applicable regulations. Backup withholding at a rate of 28 per cent may apply to these payments if the United States Holder fails to provide an accurate taxpayer identification number or certification of foreign or other exempt status or fails to report all interest and dividends required to be shown on its United States federal income tax returns. Certain United States Holders (including, among others, corporations) are not subject to backup withholding. United States Holders should consult their tax advisors as to their qualification for exemption from backup withholding and the procedure for obtaining exemption.

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

Subject to confidentiality concerns, all documents concerning the Corporation that are referred to in this Report may be inspected by shareholders upon reasonable advance notice, at the Corporation’s headquarters at 161, avenue Principale, Rouyn-Noranda, Quebec, J9X 4P6. A summary in English of any such document not in English will be provided.

I.	Subsidiary Information

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Commodity Price and Foreign Currency Risk Disclosure

See Item 4.B “Information on the Corporation - Gold Marketing and Sales” above.

The Corporation’s revenues are mainly denominated in US dollars, while investments and operating costs, primarily accrue in Canadian dollars. The Corporation’s cash flow and results of operations will therefore be affected by fluctuations in the US/CAN dollar exchange rate.

The Corporation’s financial results are sensitive to movements in the price of gold, and the US$/CAN$ exchange rate, as the Corporation mostly generates revenue in US dollars and generally incurs expenses in Canadian dollars. The following table describes, for demonstration purposes only, the financial impact that changes in certain variables would generally have had on the Corporation’s 2011 net earnings.

SENSITIVITY ANALYSIS
Variable	Change	Impact on net earnings
(in thousands of CAN$)

Price of gold (CAN$)	+/- CAN$50 per ounce	+/- 2,676

Exchange rate (US$/CAN$)	+/- US$/CAN$ 0.10	+/- 8,521

To reduce the effects of fluctuations in US/CAN dollar exchange rates, the Corporation may use financial instruments to hedge currency exposures in the ordinary course of business. The Corporation has not entered into such agreements over the last three (3) years.

The Corporation does not require or place collateral for its foreign currency and gold hedging derivatives. However, the Corporation seeks to minimize its credit risk by dealing with only major international banks and financial institutions.

Interest Rate Risk Disclosure

At December 31, 2011, the Corporation had no outstanding long-term debt. Therefore, the Corporation does not believe it is exposed to significant interest rate risk.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

There have been no defaults, dividend arrearages or delinquencies.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

There have been no material modifications to the rights of security holders.

See Item 7 “Additional Information – C. Material Contracts” for a description of the Corporation’s Amended and Restated Shareholders’ Rights Plan.

ITEM 15.	CONTROLS AND PROCEDURES

a)

Disclosure Controls and Procedures. Based on their evaluation of the Corporation’s disclosure controls and procedures as of the end of the period covered by this Annual Report, and pursuant to Rule 13a-15 or Rule 15d-15 of the Securities Exchange Act of 1934, Martin Rivard, President and Chief Executive Officer and Nicole Veilleux, Financial Director, have concluded that the Corporation’s disclosure controls and procedures (as defined in Rule 13a-15(e) or Rule 15d-15(e)) are designed to ensure that information required to be disclosed by the Corporation in the reports that it files under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and are operating in an effective manner.

b)

Management’s Annual Report on Internal Control Over Financial Reporting. Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) or 15d-15(f) under the Exchange Act. The Corporation’s internal control system was designed to provide reasonable assurance to the Corporation’s management and Board of Directors regarding the reliability of financial reporting and the preparation of published financial statements in accordance with IFRS. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements and can provide only reasonable assurance with respect to financial statement preparation and presentation.

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2011. In making this assessment, management used the criteria for effective internal control over financial reporting set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control-Integrated Framework. Based on this assessment, management has concluded that, as of December 31, 2011, the Corporation’s internal control over financial reporting was effective based on those criteria.

The effectiveness of the Corporation’s internal control over financial reporting as of December 31, 2011 has been audited by Raymond Chabot Grant Thornton LLP, an independent registered public accounting firm, as stated in their report which appears herein.

The Corporation will continue to periodically review its disclosure controls and procedures and internal controls over financial reporting and may make modifications from time to time as considered necessary or desirable.

c)

Attestation Report of the Registered Public Accounting Firm. The attestation report of Raymond Chabot Grant Thornton LLP, an independent registered public accounting firm, regarding the Corporation’s internal control over financial reporting is included under Item 18.

d)

Changes in Internal Control Over Financial Reporting. Management regularly reviews its system of internal control over financial reporting and makes changes to the Corporation’s processes and systems to improve controls and increase efficiency, while ensuring that the Corporation maintains an effective internal control environment. Changes may include such activities as implementing new, more efficient systems, consolidating activities, and migrating processes.

There were no changes in the Corporation’s internal control over financial reporting that occurred during the period covered by this Annual Report on Form 20-F that have materially affected, or are reasonable likely to materially affect, the Corporation’s internal control over financial reporting.

ITEM 16.A.	AUDIT COMMITTEE FINANCIAL EXPERT

The Corporation’s Board of Directors has determined that Michael Pesner, chairman of the Audit Committee, serves as “audit committee financial expert” on its audit committee and that he is also an “independent” director as defined under the listing standards of the NYSE Amex.

ITEM 16.B.	CODE OF ETHICS

The Corporation has adopted a Code of Ethics that applies to the Corporation’s principal executive officer, principal financial officer and principal accounting officer or controller. The Corporation will provide to any person, without charge, a copy of the Corporation’s Code of Ethics, upon a request in writing made to Richmont Mines, Inc., 161, Avenue Principale, Rouyn-Noranda, Quebec, JPX 4P6, Canada, Attention: Assistant Corporate Secretary.

ITEM 16.C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Committee’s Pre-Approval Policies and Procedures

Beginning in 2004, the Corporation’s Audit Committee provided to the Corporation’s principal independent accounting firm a list of preapproved services. If officers of Richmont Mines request such firm to perform other services on behalf of the Corporation, the independent accounting firm must have the approval of the Audit Committee chairman before accepting the mandate, which request must also be formally approved by the Audit Committee at the next Audit Committee meeting. The list of services provided to the Corporation’s principal independent accounting firm is subject to revision every year by the Audit Committee and can be modified by the Audit Committee at any time by sending written notice to the Corporation’s principal independent accounting firm.

The following tables show the total fees billed for each of the two past financial years by the Corporation’s principal independent accounting firm.

Audit Fees

The aggregate fees billed by the external auditors for audit services for each of the last two financial years are the following:

Nature of services	2011	2010
Audit services*	$175,500	$187,000
*	Includes the audit of the internal controls and financial reporting as required by the Sarbanes-Oxley legislation.

Audit-Related Fees

The aggregate fees billed for each of the last two financial years for certification services and related services provided by the external auditors which are reasonably related with the performance of the audit or review of the Corporation’s financial statements are described in the following table:

Nature of services	2011	2010
Special work	$69,800	$82,800

Taxation Fees

The aggregate fees billed for each of the last two financial years for the professional services provided by the external auditors with regards to tax compliance, tax advice and tax planning are described in the following table:

Nature of services	2011	2010
Review quarterly estimate	$10,125	$10,000
Planning and tax advice	$16,250	$7,950

All Other Fees

The aggregate fees billed for each of the last two financial years for the products and services provided by the external auditors, other than the services previously stated, are described in the following table:

Nature of services	2011	2010
Other consultations	$3,293	$1,650
Other expenses	$9,265	$9,916

100% of all Audit Related Fees, Tax Fees and All Other Fees reported above were approved by the Corporation’s Audit Committee.

ITEM 16.D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

The Corporation did not rely on any exemption from the listing standards for audit committees.

ITEM 16.E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The Corporation had no share repurchase program in effect in 2011.

ITEM 16.F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16.G.	CORPORATE GOVERNANCE

NYSE Amex Corporate Governance Matters

The Corporation’s common shares are listed on NYSE Amex. Section 110 of the NYSE Amex Corporation Guide permits the NYSE Amex to consider the laws, customs and practices of the foreign issuer’s country of domicile in relaxing certain NYSE Amex listing criteria, and to grant exemptions from NYSE Amex listing criteria based on these considerations. A corporation seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law. A description of the significant ways in which the Corporation’s governance practices differ from those followed by domestic companies pursuant to NYSE Amex standards is as follows:

[ ]

Shareholder Meeting Quorum Requirement: The NYSE Amex recommended minimum quorum requirement for a shareholder meeting is one-third of the outstanding common shares. In addition, a corporation listed on NYSE Amex is required to state its quorum requirement in its By-Laws. The Corporation’s quorum requirement as set forth in its By-Laws is two shareholders with at least 10% of the issued and outstanding common shares entitled to vote at a meeting of shareholders whether present in person or represented by proxy.

[ ]

Proxy Delivery Requirement: NYSE Amex requires the solicitation of proxies and delivery of proxy statements for all shareholder meetings, and requires that these proxies shall be solicited pursuant to a proxy statement that conforms to SEC proxy rules. The Corporation is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act and Rule 405 under the Securities Act and the equity securities of the Corporation are accordingly exempt from the proxy rules set forth in Sections 14(a), 14(b), 14(c) and 14(f) of the Exchange Act. The Corporation solicits proxies in accordance with applicable rules and regulations in Canada.

[ ]

Shareholder Approval Requirement: The Corporation will follow the Canadian securities regulatory authorities and Toronto Stock Exchange rules for shareholder approval of new issuances of its common shares. Following such securities and exchange rules, shareholder approval is required for certain issuances of shares that: (i) materially affect control of the Corporation; or (ii) provide consideration to insiders in aggregate of 10% or greater of the market capitalization of the listed issuer and have not been negotiated at arm’s length. Shareholder approval is also required, pursuant to Toronto Stock Exchange rules, in the case of most private placements: (x) for an aggregate number of listed securities issuable greater than 25% of the number of securities of the listed issuer which are outstanding, on a non-diluted basis, prior to the date of closing of the transaction if the price per security is less than the market price; or (y) that during any six month period are to insiders for listed securities or options, rights or other entitlements to listed securities greater than 10% of the number of securities of the listed issuer which are outstanding, on a non-diluted basis, prior to the date of the closing of the first private placement to an insider during the six month period.

The Corporation believes that foregoing are consistent with the laws, customs and practices in Canada.

In addition, the Corporation may from time-to-time seek relief from NYSE Amex corporate governance requirements on specific transactions under Section 110 of the NYSE Amex Corporation Guide by providing written certification from independent local counsel that the non-complying practice is not prohibited by the Corporation’s home country law.

ITEM 16.H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	CONSOLIDATED FINANCIAL STATEMENTS

The Corporation has elected to provide consolidated financial statements pursuant to Item 18 of Form 20-F.

ITEM 18.	CONSOLIDATED FINANCIAL STATEMENTS

The audited consolidated financial statements referred to below are included herein and found immediately following the text of this Annual Report. The report of the Independent Auditor on such consolidated financial statements is included herein immediately preceding such audited consolidated financial statements.

Audited Consolidated Financial Statements

Independent Auditor’s report of registered public accounting firm dated February 27, 2012 on Internal Control over financial reporting and on the Consolidated Statements of Financial Position as at December 31, 2011, 2010 and January 1st, 2010, Consolidated Income Statements, Consolidated Statements of Comprehensive Income, Consolidated Statements of Changes in Equity, and Consolidated Statements of Cash Flow for the years ended December 31, 2011 and 2010, and a summary of significant accounting policies, and other explanatory information.

ITEM 19.	EXHIBITS

Exhibit
No.	Exhibit

1.1	Articles of the Corporation, including all amendments thereto(1)

1.2	By-Laws of the Corporation, including all amendments thereto(2)

1.3	New By-Laws No. 2012-1 to be adopted by the shareholders at the Annual Meeting on May 10, 2012 †

2.1	Shareholder Rights Plan(3)

2.2	Amended and Restated Shareholders’ Rights Plan(4)

4.1	Acquisition Agreement and Amalgamation Agreement (Acquisition of Louvem Mines Inc.)(4)

4.2	Omnibus Long-Term Incentive Plan to be adopted by the shareholders at the Annual Meeting on May 10, 2012 †

4.3	Private Financing: Fonds de solidarité des travailleurs du Québec (F.T.Q.); Fonds régional de solidarité Abitibi-Témiscamingue, société en commandite †

4.4	Private Financing: Robert Buchan; Fraser Buchan; Jennifer Buchan †

8.1	List of Subsidiaries †

12.1	Rule 13a-14(a)/15d-14(a) Certifications †

13.1	Certification of periodic financial report pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350 †

15.1	Amended Audit Committee Charter†

† Filed herewith.

(1)

Incorporated by reference to Exhibit No. 1 to the Company’s Registration Statement on Form 20-F dated September 25, 1996 filed with the Securities and Exchange Commission and Amendments to Articles mentioned under “Item 10 Additional Information” into the Corporation’s Annual Report on Form 20-F for the fiscal year ended December 31, 2010 filed with the Securities and Exchange Commission on May 5, 2011.

(2)

Incorporated by reference to Exhibit No. 1 to the Company’s Registration Statement on Form 20-F dated September 25, 1996 filed with the Securities and Exchange Commission and Amendment to By-Laws mentioned under “Item 10 Additional Information” into the Corporation’s Annual Report on Form 20-F for the fiscal year ended December 31, 2010 filed with the Securities and Exchange Commission on May 5, 2011.

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

RICHMONT MINES INC.
Registrant

Dated: April 20, 2012	By:	(/s/) Nicole Veilleux
Nicole Veilleux
Financial Director

Consolidated Financial Statements of

RICHMONT MINES INC.

Years ended December 31, 2011 and 2010

INDEPENDENT AUDITOR’S REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders of Richmont Mines Inc.

We have completed integrated audits of Richmont Mines Inc.’s December 31, 2011 and 2010 and January 1st, 2010 consolidated financial statements and of its internal control over financial reporting as of December 31, 2011. Our opinions, based on our audits, are presented below.

Report on the consolidated financial statements

We have audited the accompanying consolidated financial statements of Richmont Mines Inc., which comprise the consolidated statements of financial position as at December 31, 2011 and 2000 and January 1st, 2010 and the consolidated income statements, the consolidated statements of comprehensive income, the consolidated statements of changes in equity and the consolidated statements of cash flows for the years ended December 31, 2011 and 2010, and a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards, as established by the International Accounting Standards Board, and for such internal control as management determines necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

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

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Richmont Mines Inc. as at December 31, 2011 and 2010 and January 1st 2010 and its financial performance and its cash flows for the years ended December 31, 2011 and 2010 in accordance with International Financial Reporting Standards as established by the International Accounting Standards Board.

Report on internal control over financial reporting

We have also audited Richmont Mines Inc. internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission.

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

INDEPENDENT AUDITOR’S REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

Our audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on assessed risk and performing such other procedures as we considered necessary in the circumstances.

We believe that the audit evidence we have obtained in our audit is sufficient and appropriate to provide a basis for our audit opinion on the Company’s internal control over financial reporting.

A Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with International Financial Reporting Standards. A Company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with International Financial Reporting Standards, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Richmont Mines Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

/s/ signed

Montreal (Canada)
February 27, 2012

[1] Chartered accountant auditor permit no. 22865

RICHMONT MINES INC.
Consolidated Financial Statements
Years ended December 31, 2011 and 2010

Consolidated Financial Statements

CONSOLIDATED INCOME STATEMENT
Years ended December 31 (in thousands of Canadian dollars)

	2011	2010
	$	$

REVENUE
Precious metals	118,239	87,182
Other income (note 3)	351	3,298

	118,590	90,480

EXPENSES
Cost of sales (note 4)	71,696	66,103
Exploration and project evaluation (note 5)	11,047	7,356
Administration (note 6)	5,456	4,913
Gain on disposal of long-term assets (note 8)	(3,010)	(489)

	85,189	77,883

OPERATING EARNINGS	33,401	12,597

Financial expense
Accretion expense – asset retirement obligations (note 9)	127	117
Financial revenue (note 10)	(1,187)	(469)

EARNINGS BEFORE MINING AND INCOME TAXES	34,461	12,949

MINING AND INCOME TAXES (note 11)	8,543	3,743

NET EARNINGS	25,918	9,206

NET LOSS ATTRIBUTABLE TO NON-CONTROLLING INTERESTS	-	(128)

NET EARNINGS ATTRIBUABLE TO RICHMONT MINES SHAREHOLDERS	25,918	9,334

EARNINGS PER SHARE (note 12)
basic	0.81	0.33
diluted	0.80	0.32

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING (in thousands)	31,813	28,687

DILUTED WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING (in thousands)	32,434	29,016

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
Years ended December 31 (in thousands of Canadian dollars)

	2011	2010
	$	$

NET EARNINGS	25,918	9,206

OTHER COMPREHENSIVE INCOME, NET OF TAXES
Fair value variation on available-for-sale investments	(274)	1,071
Realized gains on sale of available-for-sale investments transferred to net earnings	(142)	(210)

OTHER COMPREHENSIVE INCOME, NET OF TAXES	(416)	861

TOTAL COMPREHENSIVE INCOME	25,502	10,067

COMPREHENSIVE INCOME ATTRIBUTABLE TO NON-CONTROLLING INTERESTS	-	(128)
COMPREHENSIVE INCOME ATTRIBUTABLE TO RICHMONT MINES SHAREHOLDERS	25,502	10,195

	25,502	10,067

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
Year ended December 31 (in thousands of Canadian dollars)

				Available-for-	Total equity
			Retained	sale	attributable to
		Contributed	earnings	financial	Richmont Mines
	Share capital	surplus	(deficit)	assets	shareholders
	$	$	$	$	$

BALANCE AT DECEMBER 31, 2010	91,010	6,709	(3,745)	817	94,791

Issue of shares:
Common	10,295	-	-	-	10,295
Exercice of stock options	3,904	(1,100)	-	-	2,804

Common shares issue costs	(337)	-	-	-	(337)

Effect of stock-based compensation	-	1,079	-	-	1,079

Transactions with Richmont Mines shareholders	13,862	(21)	-	-	13,841

Net earnings	-	-	25,918	-	25,918

Other comprehensive income

Available-for-sale financial assets:
Fair value variation, net of taxes	-	-	-	(274)	(274)
Reclassification to net earnings, net of taxes	-	-	-	(142)	(142)

Total comprehensive income	-	-	25,918	(416)	25,502

BALANCE AT DECEMBER 31, 2011	104,872	6,688	22,173	401	134,134

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
Year ended December 31 (in thousands of Canadian dollars)

					Total equity
				Available-	attributable
			Retained	for-sale	to Richmont	Non-
	Share	Contributed	earnings	financial	Mines	controlling	Total
	capital	surplus	(deficit)	assets	shareholders	interests	equity
	$	$	$	$	$	$	$

BALANCE AT JANUARY 1, 2010	67,087	6,226	(7,954)	(44)	65,315	1,986	67,301

Issue of shares for cash:
Common	16,500	-	-	-	16,500	-	16,500
Exercise of stock options	2,078	(597)	-	-	1,481	-	1,481

Issue of shares in exchange for non-controlling interests	6,685	-	(5,125)	-	1,560	(1,858)	(298)

Common shares issue costs	(1,340)	-	-	-	(1,340)	-	(1,340)

Effect of stock-based compensation	-	1,080	-	-	1,080	-	1,080

Transactions with Richmont Mines shareholders	23,923	483	(5,125)	-	19,281	(1,858)	17,423

Net earnings	-	-	9,334	-	9,334	(128)	9,206

Other comprehensive income

Available-for-sale financial assets
Fair value variation, net of taxes	-	-	-	1,071	1,071	-	1,071
Reclassification to net earnings, net of taxes	-	-	-	(210)	(210)	-	(210)

Total comprehensive income	-	-	9,334	861	10,195	(128)	10,067

BALANCE AT DECEMBER 31, 2010	91,010	6,709	(3,745)	817	94,791	-	94,791

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
December 31 (in thousands of Canadian dollars)

	December 31,	December 31,	January 1,
	2011	2010	2010
	$	$	$

ASSETS

CURRENT ASSETS
Cash and cash equivalents	63,532	40,030	21,139
Shares of publicly-traded companies	893	1,311	741
Receivables and other current assets (note 13)	3,063	1,892	1,213
Income and mining tax assets	916	1,745	1,500
Exploration tax credits receivable	13,176	3,474	1,348
Inventories (note 14)	7,597	7,364	7,360

	89,177	55,816	33,301

RESTRICTED DEPOSITS (note 9 c))	290	290	106

PROPERTY, PLANT AND EQUIPMENT (note 15)	77,456	59,199	48,772

DEFERRED INCOME AND MINING TAX ASSETS	1,067	-	-

TOTAL ASSETS	167,990	115,305	82,179

LIABILITIES

CURRENT LIABILITIES
Payables, accruals and provisions	12,005	9,262	7,130
Income and mining taxes payable	8,461	2,674	1,235

	20,466	11,936	8,365

ASSET RETIREMENT OBLIGATIONS (note 9 d))	6,685	6,343	5,846

DEFERRED INCOME AND MINING TAX LIABILITIES (note 11)	6,705	2,235	667

TOTAL LIABILITIES	33,856	20,514	14,878

EQUITY
Share capital (note 16)	104,872	91,010	67,087
Contributed surplus	6,688	6,709	6,226
Retained earnings (deficit)	22,173	(3,745)	(7,954)
Accumulated other comprehensive income	401	817	(44)

TOTAL EQUITY ATTRIBUTABLE TO RICHMONT MINES SHAREHOLDERS	134,134	94,791	65,315

Non-controlling interests	-	-	1,986

TOTAL EQUITY	134,134	94,791	67,301

TOTAL EQUITY AND LIABILITIES	167,990	115,305	82,179

Commitments and subsequent event (note 19)

The accompanying notes are an integral part of the consolidated financial statements.

On behalf of the Board:

/s/ Martin Rivard	/s/ Michael Pesner
Martin Rivard	Michael Pesner
DIRECTOR	DIRECTOR

CONSOLIDATED STATEMENT OF CASH FLOW
Years ended December 31 (in thousands of Canadian dollars)

	2011	2010
	$	$

OPERATING ACTIVITIES
Net earnings	25,918	9,206
Adjustments for:
Depreciation, depletion and write-off	10,097	7,637
Taxes received (paid)	1,597	(981)
Interest revenue	(570)	(259)
Stock-based compensation	1,079	1,080
Accretion expense – asset retirement obligations	127	117
Gain on disposal of long-term assets	(3,010)	(489)
Gain on disposal of shares of publicly-traded companies	(142)	(210)
Mining and income taxes	8,543	3,743

	43,639	19,844

Net change in non-cash working capital items (note 17)	(4,801)	(1,565)

Cash flow from operating activities	38,838	18,279

INVESTING ACTIVITIES
Acquisition of shares of publicly-traded companies	(102)	-
Disposition of shares of publicly-traded companies	246	501
Restricted deposits	-	(184)
Interests received	517	220
Property, plant and equipment – Francoeur Mine	(19,237)	(9,144)
Property, plant and equipment – Island Gold Mine	(4,959)	(4,650)
Property, plant and equipment – Beaufor Mine	(3,090)	(2,462)
Property, plant and equipment – W Zone	(3,480)	-
Property, plant and equipment – Other	(904)	(518)
Disposition of property, plant and equipment	3,032	533
Redemption of non-controlling interests	-	(325)

Cash used in investing activities	(27,977)	(16,029)

FINANCING ACTIVITIES
Issue of common shares	13,099	17,981
Common shares issue costs	(458)	(1,340)

Cash flow from financing activities	12,641	16,641

Net change in cash and cash equivalents	23,502	18,891

Cash and cash equivalents, beginning of period	40,030	21,139

Cash and cash equivalents, end of period (note 22 d))	63,532	40,030

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2011 and 2010 (in thousands of Canadian dollars)

1.	General information and statement of compliance with IFRS

Richmont Mines Inc. (the “Corporation“), initially incorporated under Part 1A of the Quebec Companies Act, has been governed by the Business Corporations Act (Quebec) since February 14, 2011 and is engaged in mining, exploration and development of mining properties, principally gold.

The consolidated financial statements have been prepared by the Corporation’s management in accordance with International Financial Reporting Standards (“IFRS”) as established by the International Accounting Standards Board. These are the first annual financial consolidated statements prepared in accordance with IFRS (see note 24 for explanation of the transition to IFRS) and therefore, IFRS 1, “First-time Adoption of International Financial Reporting Standards” has been applied.

The Corporation’s consolidated financial statements were previously prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”) applicable prior to the transition to IFRS. The transition date from Canadian GAAP to IFRS is January 1, 2010. Canadian GAAP differs in some areas from IFRS. In preparing these consolidated financial statements in accordance with IFRS, management has amended certain accounting, measurement and consolidation methods previously applied in the Canadian GAAP consolidated financial statements. The note 24 presents the comparative figures for 2010 which were restated according to the IFRS. This note presents reconciliations and descriptions of the effect of the transition from Canadian GAAP to IFRS on equity, net earnings and comprehensive income.

Richmont Mines inc. is the parent company. The address of the head office is 161 Avenue Principale, Quebec, Canada. The Corporation’s shares are listed on the Toronto Stock Exchange (TSX) and on the New York Stock Exchange Amex (NYSE Amex).

2.	Summary of accounting policies

2.1.	Overall considerations and first-time adoption of IFRS

The consolidated financial statements have been prepared using accounting policies specified by those IFRSs that are in effect at December 31, 2011.

The significant accounting policies that have been applied in the preparation of these consolidated financial statements are summarized below. These accounting policies have been used throughout all periods presented in the consolidated financial statements, except where the Corporation has applied certain accounting policies and exemptions upon transition to IFRS. The exemptions applied by the Corporation and the effects of transition to IFRS are presented in note 24.

2.2.	Basis of evaluation

These consolidated financial statements have been prepared on a going concern basis, under the historical cost method, except for available-for-sale financial assets which are measured at fair value.

2.3.	Standards, amendments and interpretations to existing standards that are not yet effective and have not been adopted early by the Corporation

At the date of authorization of these consolidated financial statements, new standards, amendments and interpretations to existing standards have been published by the International Accounting Standards Board (“IASB”) but are not yet effective, and have not been adopted early by the Corporation.

Management anticipates that all of the pronouncements not yet effective will be adopted in the Corporation’s accounting policies for the first period beginning after the effective date of the pronouncement. Information on new standards, amendments and interpretations that are expected to be relevant to the Corporation’s financial statements is provided below. Certain other new standards and interpretations have been issued but are not expected to have a material impact on the Corporation’s consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2011 and 2010 (in thousands of Canadian dollars)

IFRS 9 Financial Instruments
The IASB aims to replace IAS 39 Financial Instruments: Recognition and Measurement in its entirety. IFRS 9 is being issued in phases. To date, the chapters dealing with recognition, classification, measurement and derecognition of financial assets and liabilities have been issued. These chapters are effective for annual periods beginning January 1, 2013. Further chapters dealing with impairment methodology and hedge accounting are still being developed. Management has yet to assess the impact of this new standard on the consolidated financial statements. However, they do not expect to implement IFRS 9 until all of its chapters have been published and they can comprehensively assess the impact of all changes.

Consolidation Standards
A package of consolidation standards are effective for annual periods beginning or after January 1, 2013. Information on these new standards is presented below. Management has yet to assess the impact of these new and revised standards on the consolidated financial statements.

IFRS 10 Consolidated Financial Statements
IFRS 10 supersedes IAS 27 Consolidated and Separate Financial Statements and SIC 12 Consolidation – Special Purpose Entities. It revised the definition of control together with accompanying guidance to identify an interest in a subsidiary. However, the requirements and mechanics of consolidation and the accounting for any non-controlling interests and changes in control remain the same.

IFRS 11 Joint Arrangements
IFRS 11 supersedes IAS 31 Interests in Joint Ventures (IAS 31). It aligns more closely the accounting by the investors with their rights and obligations relating to the joint arrangement. In addition, IAS 31’s option of using proportionate consolidation for joint ventures has been eliminated. IFRS 11 now requires the use of the equity accounting method, which is currently used for investments in associates.

IFRS 12 Disclosure of Interests in Other Entities
IFRS 12 integrates and makes consistent the disclosure requirements for various types of investments, including unconsolidated structured entities. It introduces new disclosure requirements about the risks to which an entity is exposed from its involvement with structured entities.

Consequential amendments to IAS 27 and IAS 28 Investments in Associates and Joint Ventures
IAS 27 now only deals with separate financial statements. IAS 28 brings investments in joint ventures into its scope. However, IAS 28’s equity accounting methodology remains unchanged.

IFRS 13 Fair Value Measurement
IFRS 13 does not affect which items are required to be fair-valued, but clarifies the definition of fair value and provides related guidance and enhanced disclosures about fair value measurements. It is applicable for annual periods beginning on or after January 1, 2013. Management has yet to assess the impact of this new standard.

Amendments to IAS 1 Presentation of Financial Statements
The IAS 1 Amendments require an entity to group items presented in other comprehensive income into those that, in accordance with other IFRSs: (a) will not be reclassified subsequently to profit or loss and (b) will be reclassified subsequently to profit or loss when specific conditions are met. It is applicable for annual periods beginning on or after July 1, 2012. Management expects this will change the current presentation of items in other comprehensive income; however, it will not affect the measurement or recognition of such items.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2011 and 2010 (in thousands of Canadian dollars)

IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine
This new interpretation addresses accounting issues regarding waste removal costs incurred in surface mining activities during the production phase of a mine, referred to as production stripping costs. The new interpretation addresses the classification and measurement of production stripping costs as either inventory or as a tangible or intangible non-current asset, depending on benefits obtained. This interpretation also provides guidance for the initial measurement, depreciation or amortization and impairment of such tangible non-current assets. It is applicable for annual periods beginning on or after January 1, 2013. Management has not yet assessed the impact of the adoption of this new interpretation on its consolidated financial statements.

2.4.	Presentation of financial statements in accordance with IAS 1

The consolidated financial statements are presented in accordance with IAS 1 “Presentation of Financial Statements”. The Corporation has elected to present the consolidated statement of comprehensive income in two statements: a statement displaying components of net earnings (consolidated income statement) and a statement beginning with net earnings and displaying components of other comprehensive income (consolidated statement of comprehensive income).

In accordance with IFRS 1, “First-time adoption of international financial reporting standards”, the Corporation presents three consolidated statements of financial position in its first IFRS consolidated financial statements. In future periods, IAS 1 requires two comparative periods to be presented for the consolidated statement of financial position only in certain circumstances.

2.5.	Basis of consolidation

The consolidated financial statements consolidate those of the parent company and all of its subsidiaries as at December 31, 2011. Subsidiaries are all entities over which the Corporation has the power to control the financial and operating policies. The Corporation’s subsidiaries are all 100 % owned by the parent company. The financial year end of all subsidiaries is December 31.

All transactions and balances between corporations are eliminated upon consolidation, including unrealized gains and losses on transactions between these consolidated corporations. When unrealized losses on intragroup asset sales are reversed on consolidation, the underlying asset is also tested for impairment from a Corporation perspective. Amounts reported in the financial statements of subsidiaries have been adjusted where necessary to ensure consistency with the accounting policies adopted by the Corporation.

Earning and loss and other comprehensive income of subsidiaries acquired or disposed of during the year are recognized from the effective date of the acquisition, or up to the effective date of disposal, as applicable.

Non-controlling interests represent the portion of a subsidiary’s comprehensive income and net assets that is not held by the Corporation. The Corporation attributes total comprehensive income or loss of subsidiaries between the owners of the parent and the non-controlling interests based on their respective ownership interests.

Subsidiaries

Details of the Corporation’s subsidiaries at December 31, 2011, are as follows:

Name of subsidiary	Principal activity	Incorporation law	Interest and voting
			share

Camflo Mill Inc.	Ore milling	Canada Business Corporations Act	100%

Patricia Mining Corp.	Inactive	Ontario Incorporation	100%

Louvem Mines Inc.	Inactive	Business Corporations Act (Quebec)	100%

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2011 and 2010 (in thousands of Canadian dollars)

2.6.	Business combinations

Business combinations occurring on or after January 1st, 2008 are accounted for using the acquisition method in accordance with the revised IFRS 3, Business combinations. The consideration transferred by the Corporation to obtain control of a subsidiary is calculated as the sum of the acquisition date fair values of assets transferred, liabilities incurred and the equity interests issued by the Corporation, which includes the fair value of any asset or liability arising from a contingent consideration arrangement. Acquisition costs are expensed as incurred.

The Corporation recognizes identifiable assets acquired and liabilities assumed, including contingent liabilities, in a business combination regardless of whether they have been previously recognized in the acquiree’s financial statements prior to the acquisition. Assets acquired and liabilities assumed are generally measured at their acquisition date fair values.

Goodwill is stated after separate recognition of identifiable intangible assets. It is calculated as the excess of the sum of (a) fair value of consideration transferred, (b) the recognized amount of any non-controlling interest in the acquiree and (c) acquisition date fair value of any existing equity interest in the acquiree, over the acquisition date fair values of identifiable net assets. If the fair values of identifiable net assets exceed the sum calculated above, the excess amount (i.e. gain on a bargain purchase) is recognized in net earnings or losses immediately.

2.7.	Foreign currency translation

The consolidated financial statements are presented in Canadian dollars, which is also the functional currency of the parent company and all subsidiaries. The functional currency has remained unchanged during the reporting periods for all entities of the Corporation.

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the date of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the remeasurement of monetary items using year-end exchange rates are recognized in the income statement.

Non-monetary items measured at historical cost are translated using the exchange rates at the date of the transaction (not retranslated). Non-monetary items measured at fair value are translated using the exchange rates at the date when fair value was determined.

2.8.	Revenue recognition

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Corporation and the revenue can be reliably measured. Revenue is measured at fair value of the consideration received or receivable, excluding taxes.

Revenue includes precious metals revenue and milling revenue.

Precious metals revenue, based on spot metal prices, is recorded on delivery when rights and obligations related to ownership are transferred to the purchaser and assurance regarding collectability of the consideration exists.

Milling revenue is recorded when the ore processing service is accepted by the client and reasonable assurance regarding collectability of the consideration exists.

Interest revenue is reported on an accrual basis using the effective interest method and is included in “Financial revenue” in the income statement.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2011 and 2010 (in thousands of Canadian dollars)

2.9.	Post employment benefits and short-term employee benefits

The Corporation provides post employment benefits through a defined contribution plan. A defined contribution plan is a pension plan under which the Corporation pays contributions, established according to a percentage of the employee’s salary, to an independent entity. The Corporation has no legal or constructive obligations to pay further contributions after its payment of the fixed contribution. The Corporation also contributes to state plans for certain employees that are considered defined contribution plans. Contributions to plans are recognized as an expense in the period that relevant employee services are received.

Short-term employee benefits, including vacation entitlement, are current liabilities included in “payables, accruals and provisions", measured at the undiscounted amount that the Corporation expects to pay as a result of the unused entitlement.

2.10.	Share-based employee remuneration

The Corporation has a stock option purchase plan under which options to acquire the Corporation’s common shares may be granted to its directors, officers, employees and non-employees. The plan does not feature any options for a cash settlement.

Where employees are rewarded using share-based payments, the fair values of employees' services are determined by reference to the fair value of the equity instruments granted. The fair value of each option is evaluated using the Black-Scholes pricing model at the date of grant. All share-based remuneration is ultimately recognized as an expense with a corresponding increase to “contributed surplus”.

If vesting periods or other vesting conditions apply, the expense is allocated over the vesting period, based on the best available estimate of the number of share options expected to vest. Estimates are subsequently revised, if there is any indication that the number of share options expected to vest differs from previous estimates. Any cumulative adjustment prior to vesting is recognized in the current period. No adjustment is made to any expense in prior periods if share options ultimately exercised are different from that estimated on vesting.

Upon exercise of share options, the proceeds received are allocated to share capital. The accumulated expenses related to the share options recorded in contributed surplus are then transferred to share capital.

2.11.	Exploration and project evaluation

Exploration and project evaluation expenditure comprises costs, depreciation and exploration tax credits that are directly attributable to:

  researching and analysing existing exploration data;

  conducting geological studies, exploratory drilling and sampling;

  examining and testing extraction and treatment methods;

  compiling pre-feasibility and feasibility studies.

Exploration expenditure relates to the initial search for deposits with economic potential. Project evaluation expenditure arises from a detailed assessment of deposits or other projects that have been identified as having economic potential.

Exploration and project evaluation expenditure is not capitalized. Capitalization of expenditures begins when management and the Board of Directors have determined that the project has demonstrated a potential for development and a feasibility study demonstrates the commercial viability and economic benefits of the project.

Although the Corporation has taken steps to verify title to the mining properties in which it holds an interest, in accordance with industry practices for the current stage of exploration and development of such properties, these procedures do not guarantee the validity of the titles. Property titles may be subject to unregistered prior agreements. They can be lost or revoked if regulatory measures are not respected.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2011 and 2010 (in thousands of Canadian dollars)

2.12.	Income and mining taxes

The income tax expense is composed of current and deferred taxes. Taxes are recognized in the income statement unless they related to items carried in other comprehensive income or directly in shareholders’ equity.

Current income taxes and mining taxes
Current income tax and mining tax assets and/or liabilities comprise those obligations to, or claims from, tax authorities relating to the current or prior reporting periods, that are unpaid at the reporting date. The current income tax expense is based on income for the period adjusted for non-taxable or non-deductible items. The mining tax expense is based on income for the period for each mining site in production adjusted for non-taxable or non-deductible items. Calculation of current tax and mining tax is based on tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period. Management regularly examines positions in tax returns where tax regulations are subject to interpretation. Where appropriate, the Corporation sets up a provision based on amount likely to be paid to tax authorities.

Deferred income taxes and deferred mining taxes
Deferred income taxes are recognized using the liability method on temporary differences between the tax basis of the assets and liabilities and their carrying amount in the statement of financial position. However, deferred tax is not provided on the initial recognition of goodwill, or on the initial recognition of an asset or liability unless the related transaction is a business combination or affects tax or accounting profit.

Deferred income tax assets and liabilities are calculated without discounting at tax rates that are expected to apply to their respective period of realization, provided they are enacted or substantively enacted by the end of the reporting period.

Deferred income and mining tax liabilities

  Are generally recognized for temporary taxable differences;

  Are recognized for temporary differences associated with investments in subsidiaries unless the Corporation controls the timing of the reversal and it is probable that the temporary difference will not reverse in the foreseeable future;

  Are not recognized for temporary differences resulting from goodwill that is not deductible for tax purposes.

Deferred income and mining tax assets

  Are recognized to the extent that it is probable that they will be able to be utilized against future taxable income

  Are examined at the end of the reporting period and reduced when it is no longer certain that taxable income will be sufficient to recover some or all of the deferred tax assets; in which case, the assets are reduced.

Deferred income and mining tax assets and liabilities are offset only when the Corporation has a right and intention to set off current tax assets and liabilities from the same taxation authority.

Changes in deferred income and mining tax assets or liabilities are recognized as a component of tax income or expense in net earnings, except where they relate to items that are recognized in other comprehensive income or directly in equity, in which case the related deferred tax is also recognized in other comprehensive income or equity, respectively.

Under the provisions of tax legislation relating to flow-through shares, the Corporation is required to renounce tax deductions for expenses related to exploration activities to the benefit of the investors. When the Corporation has renounced to its tax deductions and has incurred its admissible expenditures, the sale of tax deductions is recognized in profit or loss as a reduction to deferred tax expense and a deferred tax liability is recognized for the taxable temporary difference that arises from the difference between the carrying amount of admissible expenditures capitalized as an asset and its tax base.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2011 and 2010 (in thousands of Canadian dollars)

2.13.	Basic and diluted earnings per share

Basic earnings per share are calculated by dividing the earnings attributable to ordinary equity holders of the parent company by the weighted average number of ordinary shares outstanding during the period. Diluted earnings per share are calculated by adjusting earnings attributable to common shareholders of the parent company, and the weighted average number of common shares outstanding, for the effects of all dilutive potential common shares. The calculation considers that dilutive potential common shares are deemed to have been converted into potential common shares at the beginning of the period or, if later, at the date of issue of the potential common shares.

For the purpose of calculating its diluted earnings per share, an entity assumes the exercise of dilutive options and warrants. The assumed proceeds from these instruments must be regarded as having been received from the issue of common shares at the average market price of common shares during the period.

2.14.	Cash and cash equivalents

Cash and cash equivalents comprise cash and term deposits with original maturity dates of less than three months.

2.15.	Tax credits receivable

The Corporation is entitled to a refundable tax credit on qualified expenditures incurred in the province of Quebec. The refundable tax credits may reach 15 % of qualified exploration expenditure incurred.

In accordance with IAS 20, the exploration tax credits have been applied against the costs incurred.

2.16.	Inventories

Supply, ore and precious metals inventories are valued at the lower of cost and net realizable value. The cost of supply inventories is determined using the weighted average cost formula. The cost of ore and precious metals inventories includes all expenses directly attributable to the mineral extraction and processing process, a systematic allocation of fixed and variable production overheads that are incurred in extracting and processing ore. The allocation of fixed production overheads to the costs of extraction and processing is based on the normal capacity of the production facilities.

Net realizable value is the estimated selling price in the ordinary course of business less any applicable estimated cost to completion and estimated selling expenses. The amount of inventories recognized as an expense during the year is included in the cost of sales under operating costs (note 4).

2.17.	Property, plant and equipment

Property, plant and equipment are recorded at cost, net of related government assistance, accumulated depreciation and accumulated impairment. Cost includes all costs incurred initially to acquire or construct an item of property, plant and equipment, costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and costs incurred subsequently to add to or replace part thereof.

Mines under development
Expenditures incurred on properties identified as having development potential (Note 2.11) are capitalized as property, plant and equipment. The costs of mines under development are not amortized. Costs include retirement costs (Note 2.19) and secondary products generated during the course of development. Upon commencement of commercial production, development costs are transferred to the various categories of property, plant and equipment of mining sites in production and are depleted.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2011 and 2010 (in thousands of Canadian dollars)

Mining sites in production
Property, plant and equipment of mining sites in production are depleted according to the units-of-production method to write down the cost to estimated residual value. The depletion rate is calculated in accordance with the number of ounces of gold sold using proven and probable reserves. The estimated period of depletion is from 3 to 4 years according to the reserves of each mining site in production. The depreciation is presented as depreciation, depletion and write-off included in the cost of sales.

Corporate office
Depreciation of an asset begins when it is available for use, i.e. when it is in the location and condition necessary for it to be capable of operating in the manner intended by management. Depreciation of corporate assets is calculated using the straight-line method based on their anticipated useful lives as follows:

  Buildings: 20 years

  Lease improvements: 5 years

  Equipment and rolling stock: 2 to 5 years

Depreciation of an asset ceases when it is classified as held for sale or when it is derecognized. Therefore, depreciation does not cease when the asset becomes idle or is retired from active use unless the asset is fully depreciated.

Material residual value estimates, estimates of useful life, proven and probable reserves and the depreciation method are updated as required, at least annually. Any changes in residual value, estimated useful life and proven and probable reserves are recognized prospectively as they occur.

The carrying amount of an item of property, plant and equipment is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Gains or losses arising on the disposal of property, plant and equipment are determined as the difference between the disposal proceeds and the carrying amount of the assets and are recognized separately in consolidated income.

2.18.	Impairment testing of property, plant and equipment

For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are largely independent cash inflows (cash-generating units). As a result, some assets are tested individually for impairment and some are tested at a cash-generating unit level. Reviews of the net carrying amount of mining sites in production and mines under development are carried out on a property-by-property basis, with each site representing a potential single cash-generating unit.

Whenever events or changes in circumstances indicate that the carrying amount may not be recoverable, an asset or cash-generating unit is reviewed for impairment.

An impairment loss is recognized for the amount by which the asset's or cash-generating unit's carrying amount exceeds its recoverable amount, which is the higher of fair value less costs to sell and value-in-use. To determine the value in use, management estimates expected future cash flows from each asset or cash-generating unit, and then determines an appropriate interest rate for the calculation of the expected present value of the cash flows. Discount factors are determined individually for each cash-generating unit and reflect their respective risk profiles as assessed by management.

Impairment losses for cash-generating units, that is mining sites, are allocated on a pro-rata basis to the assets of that site. All the assets are assessed in each reporting period to determine whether there is any indication that an impairment loss recognized in prior periods may no longer exist. An impairment charge is reversed if the asset’s or mining site’s recoverable amount exceeds its carrying amount. However, a reversal of an impairment loss cannot exceed the carrying amount that would have been determined (net of amortization or depreciation) had no impairment loss been recognized for the asset in prior years.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2011 and 2010 (in thousands of Canadian dollars)

2.19.	Provisions, contingent liabilities and contingent assets

Provisions are recognized when present obligations as a result of a past event will probably lead to an outflow of economic resources from the Corporation and amounts can be estimated reliably. Timing or amount of the outflow may still be uncertain. A present obligation arises from the presence of a legal or constructive commitment that has resulted from past events, for example, legal disputes, property, plant and equipment retirement obligations, and similar liabilities, or onerous contracts.

Provisions are measured at the estimated expenditure required to settle the present obligation, based on the most reliable evidence available at the reporting date, including the risks and uncertainties associated with the present obligation. Provisions are discounted when the time value of money is significant.

Any reimbursement that the Corporation can be virtually certain to collect from a third party with respect to the obligation is recognized as a separate asset. However, this asset may not exceed the amount of the related provision.

All provisions are reviewed at each reporting date and adjusted to reflect the current best estimate.

In those cases where the possible outflow of economic resources as a result of present obligations is considered improbable or remote, no liability is recognized, unless it was assumed in the course of a business combination (Note 2.6). In a business combination, contingent liabilities are recognized in the course of the allocation of the purchase price to the assets and liabilities acquired in the business combination. They are subsequently measured at the higher amount of a comparable provision as described above and the amount initially recognized, less any amortization.

Possible inflows of economic benefits to the Corporation that do not yet meet the recognition criteria of an asset are considered contingent assets and are not recognized.

The Corporation is subject to environmental laws and regulations enacted by federal and provincial authorities. As of the reporting date, management believes that the Corporation’s operations are in compliance with current laws and regulations. To take account of estimated cash flows required to settle the obligations arising from environmentally acceptable closure plans (such as dismantling and demolition of infrastructures, removal of residual matter and site restoration), provisions are recognized in the year that the harm to the environment occurs, that is when the Corporation has an actual obligation resulting from harm to the environment, it is likely that an outflow will be required in settlement of the obligation and the obligation is reasonably determinable. These provisions are determined on the basis of the best estimates of future costs, based on information available on the reporting date. Best estimates of future costs are the amount the Corporation would reasonably pay to settle its obligation on the closing date or to transfer it to a third party on the same date. Future costs are discounted using pre-tax rates that reflect current market assessments of the time value of money and the risks specific to the liability. A corresponding asset is recognized in property, plant and equipment when establishing the provision.

The provision is reviewed annually to reflect changes in the estimated outflow of resources as a result of changes in obligations or legislation, changes in the current market-based discount rate or an increase that reflects the passage of time. The accretion expense is recognized in net earnings as a finance expense as incurred. The cost of the related asset is adjusted to reflect changes (other than accretion) in the reporting period.

Costs of asset retirement are deducted from the provision when incurred.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2011 and 2010 (in thousands of Canadian dollars)

2.20.	Leases

The economic ownership of a leased asset is transferred to the lessee if the lessee bears substantially all the risks and rewards related to the ownership of the leased asset. The related asset is then recognized at the inception of the lease at the fair value of the leased asset or, if lower, the present value of the lease payments plus incidental payments, if any. A corresponding amount is recognized as a finance leasing liability. The corresponding finance leasing liability is reduced by lease payments less finance charges, which are expensed as part of finance costs.

All other leases are treated as operating leases. Payments on operating lease agreements are recognized as an expense on a straight-line basis over the lease term. Associated costs, such as maintenance and insurance, are expensed as incurred.

2.21.	Segment information

In identifying its operating segments, management generally uses the physical location of mining sites in production. Two segments are analyzed, sites in Quebec and sites in Ontario. Segments are reported on the same basis as the internal information reported to the chief decision makers in allocating resources to operating segments and assessing the performance of these segments. The chief decision makers are represented by the management committee.

All inter-segments transfers are carried out at arm’s length prices. The measurement policies the Corporation uses for segment reporting under IFRS 8 are the same as those used in its financial statements, except that the following are not included in arriving at the operating earnings of the Corporation’s operating segments:

  Share-based remuneration;

  Gains and losses from exchange differences;

  Gains and losses on disposal of shares of publicly-traded companies;

  Exploration tax credits.

In addition, corporate assets which are not directly attributable to the business activities of any operating segment are not allocated to a segment. In the financial periods under review, this primarily applies to the Corporation’s assets at the headquarters.

2.22.	Equity

Share capital represents the amount received on the issue of shares, less issuance costs.

Unit placements
Proceeds from unit placements are allocated between shares and warrants issued using the residual method. Proceeds are first allocated to shares according to the quoted price of existing shares at the time of issuance and any residual in the proceeds is allocated to warrants.

Other elements of equity
Contributed surplus includes the value attributable to warrants and charges related to share-based remuneration until the exercise of options issued as remuneration.

Retained earnings (deficit) include all current and prior period retained profits or losses.

Gains and losses on available-for-sale financial assets are included in accumulated other comprehensive income in the section entitled “available-for-sale financial assets”.

All transactions with owners of the parent are recorded separately within equity.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2011 and 2010 (in thousands of Canadian dollars)

2.23.	Financial instruments

Financial assets and financial liabilities are recognized when the Corporation becomes a party to the contractual provisions of the financial instrument.

Financial assets are derecognized when the contractual rights to the cash flows from the financial asset expire, or when the financial asset and all substantial risks and rewards are transferred.

A financial liability is derecognized when it is extinguished, discharged, cancelled or when it expires.

Financial assets and financial liabilities are measured initially at fair value plus transaction costs, except for financial assets and financial liabilities carried at fair value through net earnings, which are measured initially at fair value.

Financial assets and financial liabilities are measured subsequently as described below.

Financial assets
For the purpose of subsequent measurement, financial assets other than those designated and effective as hedging instruments are classified into the following categories upon initial recognition:

  loans and receivables;

  financial assets at fair value through net earnings;

  held-to-maturity investments; and

  available-for-sale financial assets.

The category determines subsequent measurement and whether any resulting income and expense is recognized in net earnings or in other comprehensive income.

All financial assets, except for those at fair value through net earnings, are subject to review for impairment at least at each reporting date. Financial assets are impaired when there is any objective evidence that a financial asset or a group of financial assets is impaired. Different criteria to determine impairment are applied for each category of financial assets, which are described below.

All income and expenses relating to financial assets that are recognized in net earnings are presented within financial revenue or administrative expenses.

Loans and receivables
Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. After initial recognition, these are measured at amortized cost using the effective interest method, less provision for impairment. Discounting is omitted where the effect of discounting is immaterial. Cash and cash equivalents and receivables and other current assets fall into this category of financial instruments.

Individually significant receivables are considered for impairment when they are past due or when other objective evidence is received that a specific counterparty will default. Receivables that are not considered to be individually impaired are reviewed for impairment in groups, which are determined by reference to the industry and other available features of shared credit risk characteristics. The percentage of the write-down is then based on recent historical counterparty default rates for each identified group. Impairment of receivables is presented in administrative expenses.

Financial assets at fair value through net earnings
Financial assets at fair value through net earnings include financial assets that are either classified as held-for-trading or that meet certain conditions and are designated at fair value through net earnings upon initial recognition.

Assets in this category are measured at fair value with gains or losses recognized in net earnings. The Corporation has no financial asset classified in this category.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2011 and 2010 (in thousands of Canadian dollars)

Held-to-maturity investments
Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturity other than loans and receivables. Investments are classified as held-to-maturity if the Corporation has the intention and ability to hold them until maturity.

Held-to-maturity investments are measured subsequently at amortized cost using the effective interest method. If there is objective evidence that the investment is impaired, determined by reference to external credit ratings, the financial asset is measured at the present value of estimated future cash flows. Any changes to the carrying amount of the investment, including impairment losses, are recognized in consolidated net earnings. The Corporation has no financial assets in this category.

Available-for-sale financial assets
Available-for-sale financial assets are non-derivative financial assets that are either designated to this category or do not qualify for inclusion in any of the other categories of financial assets. The Corporation’s available-for-sale financial assets include shares of publicly-traded companies.

All available-for-sale financial assets are measured at fair value. Gains and losses are recognized in other comprehensive income and reported within the available-for-sale reserve within equity, except for impairment losses, which are recognized in net earnings. When the asset is disposed of or is determined to be impaired, the cumulative gain or loss recognized in other comprehensive income is reclassified to net earnings in and presented as a reclassification adjustment within other comprehensive income.

Reversals of impairment losses are recognized in other comprehensive income, except for financial assets that are debt securities which are recognized in net earnings only if the reversal can be objectively related to an event occurring after the impairment loss was recognized.

Financial liabilities

The Corporation’s financial liabilities include trade and other payables.

Financial liabilities are measured subsequently at amortized cost using the effective interest method, except for financial liabilities held for trading or designated at fair value through net earnings, that are carried subsequently at fair value with gains or losses recognized in net earnings.

2.24.	Accounting estimates and critical judgments

The preparation of financial statements requires management to make estimates, assumptions and judgments with respect to future events. These estimates and judgments are constantly challenged. They are based on past experience and other factors, in particular, forecasts of future events that are reasonable in the circumstances.

The actual results are likely to differ from the estimates, assumptions and judgments made by management, and will seldom equal the estimated results. The following paragraphs describe:

  the most critical management estimates and assumptions in the recognition and measurement of assets, liabilities and expenses;

  the most critical management judgments in applying accounting policies.

Critical accounting estimates and assumptions

Period of depletion of mining sites in production
Property, plant and equipment of mining sites in production are depleted according to the units-of-production method to write down the cost to residual value. Management estimates the residual value of property, plant and equipment in function of the estimated fair value as of the financial position date. For these assets, the depletion rate is calculated based on the number of ounces of gold sold in proportion to the number of ounces in proven and probable reserves.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2011 and 2010 (in thousands of Canadian dollars)

Proven and probable reserves are estimates of the quantity of ore that could be economically and legally extracted from a mine. The Corporation estimates its reserves using information compiled by qualified persons who work for the Corporation. This information relates to geological data on the size, depth and shape of the deposit and requires geological assessments to interpret the data. The assessment of proven and probable reserves is based on factors such as the estimated exchange rate, price of metals, capital investments required and production costs stemming from geological assumptions based on the size and grade of the deposit. Changes in proven and probable reserves could have an impact on the net carrying amount of property, plant and equipment, asset retirement obligations, recognition of deferred tax assets and amortization, depreciation and depletion expenses.

Asset retirement obligations
The Corporation assesses its asset retirement obligations annually. Determining these obligations requires significant estimates and assumptions due to the numerous factors that affect the amount ultimately payable. Such factors include estimates of the scope and cost of restoration activities, legislative amendments, known environmental impacts, the effectiveness of reparation and restoration measures and changes in the discount rate. This uncertainty may lead to differences between the actual expense and the allowance. At the date of the statement of financial situation, asset retirement obligations represent management’s best estimate of the charge that will result when the actual obligation is terminated.

Impairment test of property, plant and equipment
Determining if there are any facts and circumstances indicating impairment loss or reversal of impairment losses is a subjective process involving judgment and a number of estimates and interpretations in many cases. When an indication of impairment loss or a reversal of an impairment loss exists, the recoverable amount of the individual asset must be estimated. If it is not possible to estimate the recoverable amount of the individual asset, the recoverable amount of the cash-generating unit to which the asset belongs must be determined.

An impairment loss is recognized when the carrying amount of an asset or cash-generating unit exceeds its recoverable amount, which is the higher of fair value less costs to sell and value-in-use. To determine the value-in-use, management estimates expected future cash flows from each asset or cash-generating unit and determines a suitable interest rate in order to calculate the present value of those cash flows. In most cases, determining the applicable discount rate involves estimating the appropriate adjustment to market risk and the appropriate adjustment to asset-specific risk factors. In the process of measuring expected future cash flows, management makes assumptions about future operating results, such as future metal production (proven and probable reserves), estimated future metal prices, operating, capital and site restoration expenses and estimated future foreign exchange rates. These assumptions relate to future events and circumstances. Actual results may differ from estimated results.

Income taxes and deferred mining taxes
The Corporation is subject to taxes from different tax jurisdictions. It maintains allowances for uncertain tax positions that, in its opinion, appropriately reflect the risks related to the tax positions subject to discussions, audits, differences of opinion and appeals with the tax authorities or that are otherwise uncertain. These allowances are determined using best estimates of the amount payable based on a qualitative assessment of all relevant information. These allowances are reassessed at the end of each financial reporting period to determine if the amount is sufficient. However, audits by the tax authorities could subsequently result in an additional liability. Upon the definite resolution of a tax issue resulting in a tax amount that differs from the initially recognized tax expense, the difference is recognized in the tax expense of the period of definitive settlement.

The assessment of availability of future taxable profits involves judgment. A deferred tax asset is recognized to the extent that it is probable that taxable profits will be available against which deductible temporary differences and the carry-forward of unused tax credits and unused tax losses can be utilized.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2011 and 2010 (in thousands of Canadian dollars)

Share-based remuneration expense
The estimation of share-based payment costs requires the selection of an appropriate valuation model and consideration as to the inputs necessary for the valuation model chosen. The Corporation has made estimates as to the volatility of its own shares, the probable life of options, the time of exercise of those options and expected extinguishments. The model used by the Corporation is the Black-Scholes model.

Provisions and contingent liabilities
Judgments are made as to whether a past event has led to a liability that should be recognized in the consolidated financial statements or disclosed as a contingent liability. Quantifying any such liability often involves judgments and estimations. These judgments are based on a number of factors including the nature of the claims or dispute, the legal process and potential amount payable, legal advice received, past experience and the probability of a loss being realized. Several of these factors are sources of estimation uncertainty.

Significant management judgments in applying accounting policies

Start of development phase
The Corporation evaluates the potential of each project to determine when the project should progress from the exploration phase to the development phase. Once Management has determined that a project has demonstrated a potential for development, and a feasibility study supports its commercial viability and its economic benefit, the project moves into the development phase once approval has been given by the Board of Directors. Expenditures related to the project are capitalized as of this time.

Start of commercial production
Management assesses the stage of completion of each mine under development to determine when it begins commercial production. The Corporation considers a number of criteria to determine when a mine enters into commercial production, thereby resulting in reclassification from “mine under development” to “mining site in production”. The following criteria are used:

  Production capacity achieved

  Recovered grade

  Stage of completion of development work

3.	Other income

Other income includes revenue from silver sales and revenue from custom milling.

4.	Cost of sales

The cost of sales includes the following items:

	2011	2010
	$	$

Operating costs	59,202	54,733
Royalties	2,614	2,075
Custom milling	-	1,863
Depreciation, depletion and write-off	9,880	7,432

	71,696	66,103

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2011 and 2010 (in thousands of Canadian dollars)

5.	Exploration and project evaluation

The exploration and project evaluation includes the following items:

	2011	2010
	$	$

Beaufor Mine	991	2,584
Island Gold Mine	5,549	4,561
Francoeur Mine	186	151
Wasamac property	6,647	1,712
Monique property	2,284	289
Other properties	119	942
Project evaluation	470	443

Exploration and project evaluation before depreciation and exploration tax credits	16,246	10,682

Depreciation	155	139
Exploration tax credits	(5,354)	(3,465)

	11,047	7,356

6.	Administration

The administration includes the following items:

	2011	2010
	$	$

Salaries, director’ fees and related benefits	2,603	2,077
Stock-based compensation	1,079	1,080
Depreciation	62	66
Others	1,712	1,690

	5,456	4,913

7.	Employee remuneration

	7.1.	Employee benefits expense

Expenses recognised for employee benefits are analysed below:

	2011	2010
	$	$

Salaries and related benefits	44,008	33,979
Directors’ fees and related benefits	557	558
Stock-based compensation	1,079	1,080
Defined contribution plans	747	524
State plans	1,077	855
	47,468	36,996

Less : salaries capitalized in property, plant and equipment	12,703	5,871

	34,765	31,125

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2011 and 2010 (in thousands of Canadian dollars)

7.2.	Stock option purchase plan

The Corporation has a Stock Option Purchase Plan under which options to acquire common shares may be granted to its directors, officers, employees and non-employees. According to this plan, established in 1995 and amended in 1997, 2002, 2003, 2007 and 2009, the Corporation may grant options for up to 5,245,000 common shares. The exercise price of each option is the market price of the Corporation’s stock on the Toronto Stock Exchange, on the previous day of the grant and the maximum term of the options granted is 10 years. 20% of the options are vested on the grant date and vest cumulatively thereafter on every anniversary date over a total length of four years. However, on February 4, 2010, the Board of Directors decided to grant its members remuneration that is partly based on share options, that are vested in thirds one year after the grant date and then vest cumulatively thereafter on every anniversary date over a total length of three years.

A summary of the status, in 2011 and 2010, of the Corporation’s Stock Option Purchase Plan, and changes during the years then ended, is presented below:

		2011		2010
		Weighted		Weighted
	Number	average	Number	average
	of options	exercise price	of options	exercise price
	(in thousands)	$	(in thousands)	$

Options outstanding, beginning of year	2,311	3.46	2,480	3.53
Granted	282	9.98	846	4.52
Exercised	(899)	3.12	(401)	3.69
Forfeited	(57)	6.67	(109)	3.97
Expired	-	-	(505)	5.27

Options outstanding, end of year	1,637	4.66	2,311	3.46

Exercisable options, end of year	728	4.06	1,098	3.11

The weighted average share price at the date of exercise was $8.26 in 2011 ($5.17 in 2010).

The following table summarizes information about the Stock Option Purchase Plan at December 31, 2011:

				Exercisable options at
	Options outstanding at December 31, 2011			December 31, 2011

Exercise		Weighted average
price	Number	remaining	Weighted average	Number	Weighted average
	of options	contractual	exercise price	of options	exercise price
	(in thousands)	life (years)	$	(in thousands)	$

$1.80 to $2.07	265	2.0	1.91	153	1.88
$2.74 to $3.86	357	1.9	3.29	236	3.20
$4.12 to $5.41	801	2.7	4.52	279	4.47
$6.86 to $8.26	22	4.4	7.50	2	8.26
$10.02 to $12.03	192	4.8	11.27	58	11.14

	1,637	2.7	4.66	728	4.06

During 2011, the Corporation granted 281,600 stock options (846,000 in 2010) to senior executives and management. The weighted average fair value of these stock options at the grant date, calculated using the Black-Scholes option pricing model, is $4.98 ($2.15 in 2010).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2011 and 2010 (in thousands of Canadian dollars)

The compensation costs were calculated using the Black-Scholes option pricing model with the following assumptions:

	2011	2010

Risk-free interest rate	1.6%	1.8%
Expected life	4.6 years	4.6 years
Expected volatility	61%	61%
Expected dividend yield	0.0%	0.0%

The expected underlying volatility was based on the historical data of the Corporation’s shares over a period of 4.6 years, which represents a period equivalent to the expected average life.

8.	Gain on disposal of long-term assets

The gain on disposal of long-term assets includes the following items:

	2011	2010
	$	$

Valentine Lake property a)	3,000	-
Corporate building b)	-	496
Mining equipment	10	(7)

	3,010	489

a)

On January 24, 2011, the Corporation received $3,000 from Mountain Lake Resources Inc. for the sale of its 70% interest in the Valentine Lake property located in Central Newfoundland. In accordance with a letter agreement, Mountain Lake Resources Inc. paid the Corporation an option fee of 2,500,000 of its common shares in April 2009, has incurred an amount of $1,000 of exploration and development expenditures on the property, and paid a sum of $3,000 in cash, as agreed to by the parties, which will give rise to a gain on the disposal of mining assets, in January 2011, for the same amount.

b)	On January 4, 2010, the Corporation sold a corporate building with a net book value of $34 for a cash consideration of $530.

9.	Asset retirement obligations

The Corporation’s production and exploration activities are subject to various federal and provincial laws and regulations governing the protection of the environment. These laws and regulations are continually changing and are generally becoming more restrictive. The Corporation conducts its operations so as to protect public health and the environment. The Corporation has recorded the asset retirement obligations of its mining sites on the basis of management’s best estimates of future costs, based on information available on the reporting date. Best estimates of future cots are the amount the Corporation would reasonably pay to settle its obligation on the closing date. Future costs are discounted using pre-tax rates that reflect current market assessments of the time value of money and the risks specific to the liability. Such estimates are subject to change based on modifications to laws and regulations or as new information becomes available.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2011 and 2010 (in thousands of Canadian dollars)

a)	Changes in obligations

The following table sets forth the movement of the asset retirement obligations for the year ended December 31, 2011:

2011
$

Balance, beginning of year	6,343
Accretion expense	127
Changes to estimated cash flow and payment schedules	215

Balance, end of year	6,685

b)	Information used in the calculation of obligations

The rate used to determine the future value is 4 % while the rate reflecting the current market assessments (adjusted for the risks specific to this liability) used to determine the actual value is 1%. (2% in 2010). The schedule was determined by taking into account the proven and probable reserves and the estimated annual production level. The following table sets forth the other assumptions used in the calculation of the asset retirement obligations for the year ended December 31, 2011:

	Total amount	Anticipated
	of the estimated	cash flow
	cash flow	payment schedule
2011	$

Beaufor Mine	777	2015
Island Gold Mine	1,410	2016
Camflo Mill	4,114	2017
Francoeur Mine	694	2017

	6,995

In 2011, the schedules of the Beaufor Mine, the Island Gold Mine and the Camflo Mill were revised to take into account their updated estimated reserve bases, and the schedule for the commencement of commercial production at the Francoeur Mine was revised.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2011 and 2010 (in thousands of Canadian dollars)

c)	Deposits restricted and letters of credit

As at December 31, 2011, the Corporation has $106 in deposits restricted with Quebec’s government, $184 in deposits restricted with Ontario’s government and a credit facility is available to the Corporation in the amount of $3,000 for the issuance of letters of credit as guarantees for the settlement of asset retirement obligations. The credit facility has a fixed fee of 0.85% (0.85% in 2010). The following table provides the allocation of deposits restricted and letters of credit issued as at December 31, 2011:

	2011	Date of
	$	renewal

Deposits restricted
Island Gold Mine (Lochalsh property)	184
Beaufor Mine	52
Francoeur Mine	54

	290

Letters of credit
Camflo Mill	1,332	January 20, 2012
Island Gold Mine (Kremzar property)	979	January 26, 2012

	2,311

As at December 31, 2010, the Corporation had guaranteed the restoration of its mining sites by $106 in deposits restricted with Quebec’s government, $184 in deposits restricted with Ontario’s government and by the pledge of letters of credit amounting to $2,129. As at January 1, 2010, The Corporation had guaranteed the restoration of its mining sites by $106 in deposits restricted with Quebec’s government and by pledge of letters of credit amounting to $2,106.

d)	Distribution of the asset retirement obligations

The following table sets forth the distribution of the asset retirement obligations as at December 31, 2011 and 2010 and January 1, 2010:

	December 31,	December 31,	January 1,
	2011	2010	2010
	$	$	$

Camflo Mill	3,915	3,764	3,623
Island Gold Mine	1,355	1,299	1,080
Beaufor Mine	755	683	568
Francoeur Mine	660	597	575

	6,685	6,343	5,846

10.	Financial revenue

The financial revenue includes the following items:

	2011	2010
	$	$

Interests on cash and cash equivalents	570	259
Gains on disposal of shares of publicly-traded companies	142	210
Foreign exchange gain	475	-

	1,187	469

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2011 and 2010 (in thousands of Canadian dollars)

11.	Mining and income taxes

Income taxes

Mining and income tax expense consists of:

	2011	2010
	$	$

Current taxes	5,020	2,175
Deferred taxes	3,523	1,568

	8,543	3,743

The income tax expense attributable to earnings differs from the amounts computed by applying the combined federal and provincial income tax rate of 28.32% (30.56% in 2010) to earnings before mining and income taxes as a result of the following:

	2011	2010
	$	$

Earnings before mining and income taxes	34,461	12,948

Tax expense at combined statutory rate	9,759	3,957
Increase (decrease) in mining and income taxes resulting from:
Resource allowance deduction	(620)	(426)
Deductible mining taxes	(824)	(327)
Part XII.6 tax	-	176
Recovery of deferred income tax assets unrecognized previously	(2,627)	(929)
Impact of the change in tax rates	(1,247)	(259)
Adjustment of previously deferred taxes	(266)	(8)
Non deductible expenses	312	341
Deferred income and tax assets unrecognized on temporary differences during the year	163	-
Other	22	106

Income taxes	4,672	2,631
Mining tax	3,871	1,112

Total mining and income tax expense	8,543	3,743

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2011 and 2010 (in thousands of Canadian dollars)

	Balance		Recognized	Balance
	January 1,	Recognized	directly in	December 31,
	2011	in net income	equity	2011
	$	$	$	$

Deferred income and mining taxes
Property, plant and equipment - creditor	(2,094)	(6,372)	-	(8,466)
Property, plant and equipment - debtor	-	1,639	-	1,639
Shares of publicly-traded companies	(112)	59	-	(53)
Asset retirement obligations	283	612	-	895
Exploration credits	(546)	(626)	-	(1,172)
Severance pay	44	115	-	159
Share issue costs	-	189	120	309
Harmonization of Ontario’s fiscal credits	-	205	-	205
Deductible future mining taxes	-	846	-	846
Losses carried forward	190	(190)	-	-

	(2,235)	(3,523)	120	(5,638)

Presented in the consolidated statement of financial position:
Deferred income and mining tax assets	1,067
Deferred income and mining tax liabilities	(6,705)

	Balance		Balance
	January 1,	Recognized in	December 31,
	2010	net income	2010
	$	$	$

Deferred income taxes
Property, plant and equipment	(661)	(1,433)	(2,094)
Shares of publicly-traded companies	-	(112)	(112)
Asset retirement obligations	245	38	283
Exploration credits	(280)	(266)	(546)
Severance pay	29	15	44
Losses carried forward	-	190	190

Deferred mining tax liabilities	(667)	(1,568)	(2,235)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2011 and 2010 (in thousands of Canadian dollars)

Deferred tax assets and liabilities

The following differences between the carrying amounts and tax bases from timing differences, unused tax losses and unused tax credits give rise to the following recognized deferred tax assets and liabilities:

		December 31, 2011
	Deferred tax	Deferred tax
	assets	liabilities	Net

Recognized deferred tax assets and liabilities
Property, plant and equipment	1,639	(8,466)	(6,827)
Shares of publicly-traded companies	-	(53)	(53)
Asset retirement obligations	895	-	895
Exploration credits	-	(1,172)	(1,172)
Severance pay	159	-	159
Share issue costs	309	-	309
Harmonization of Ontario’s fiscal credits	205	-	205
Deductible future mining taxes	846	-	846

Recognized deferred tax assets and liabilities	4,053	(9,691)	(5,638)

		December 31, 2010
	Deferred tax	Deferred tax
	assets	liabilities	Net

Recognized deferred tax assets and liabilities
Property, plant and equipment	-	(2,094)	(2,094)
Shares of publicly-traded companies	-	(112)	(112)
Asset retirement obligations	283	-	283
Exploration credits	-	(546)	(546)
Severance pay	44	-	44
Losses carried forward	190	-	190

Recognized deferred tax assets and liabilities	517	(2,752)	(2,235)

		January 1, 2010
	Deferred tax	Deferred tax
	assets	liabilities	Net

Recognized deferred tax assets and liabilities
Property, plant and equipment	259	(920)	(661)
Asset retirement obligations	245	-	245
Exploration credits	-	(280)	(280)
Severance pay	29	-	29

Recognized deferred tax assets and liabilities	533	(1,200)	(667)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2011 and 2010 (in thousands of Canadian dollars)

The Company has the following timing differences:

	December 31, 2011
	Federal	Provincial
	$	$

Property, plant and equipment	1,069	35,465
Asset retirement obligations	3,914	6,685
Deductible future mining taxes	-	5,639
Severance pay	6	457
Losses carried forward	583	583

	5,572	48,829

The ability to realize the tax benefits is dependent upon a number of factors, including the future profitability of operations. Deferred tax assets are recognized only to the extent that it is probable that sufficient taxable profits will be available to allow the asset to be recovered. Accordingly, some deferred tax assets have not been recognized, these deferred tax assets not recognized equal an amount of $4,586.

	December 31, 2010
	Federal	Provincial
	$	$

Property, plant and equipment	7,535	36,934
Asset retirement obligations	6,343	6,343
Harmonization of Ontario’s fiscal credits	7,276	-
Share issue costs	1,083	1,083
Deductible future mining taxes	2,235	2,235
Severance pay	382	382
Losses carried forward	-	3,599

	24,854	50,576

The ability to realize the tax benefits is dependent upon a number of factors, including the future profitability of operations. Deferred tax assets are recognized only to the extent that it is probable that sufficient taxable profits will be available to allow the asset to be recovered. Accordingly, no deferred tax assets have been recognized, these deferred tax assets not recognized equal an amount of $6,930.

	January 1, 2010
	Federal	Provincial
	$	$

Property, plant and equipment	7,368	24,616
Shares of publicly-traded companies	134	134
Asset retirement obligations	5,846	5,846
Harmonization of Ontario’s fiscal credits	9,701	-
Share issue costs	352	352
Deductible future mining taxes	667	667
Severance pay	265	265
Losses carried forward	7,081	7,053

	31,414	38,933

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2011 and 2010 (in thousands of Canadian dollars)

The ability to realize the tax benefits is dependent upon a number of factors, including the future profitability of operations. Deferred tax assets are recognized only to the extent that it is probable that sufficient taxable profits will be available to allow the asset to be recovered. Accordingly, no deferred tax assets have been recognized, these deferred tax assets not recognized equal an amount of $7,318.

12.	Earnings per share

Both the basic and diluted earnings per share have been calculated using net earnings attributable to Richmont Mines shareholders as the numerator. The weighted average number of shares for the purposes of diluted earnings per share can be reconciled to the weighted average number of ordinary shares used in the calculation of basic earnings per share as follows:

	2011	2010

Weighted average number of shares used in basic earnings per share (in thousands)	31 813	28 687

Shares deemed to be issued for no consideration in respect of stock option purchase plan and warrants (in thousands)	621	329

Weighted average number of shares used in diluted earnings per share (in thousands)	32 434	29 016

13.	Receivables and other current assets

The receivables and other current assets include the following items:

	December 31,	December 31,	January 1,
	2011	2010	2010
	$	$	$

Taxes receivable	2,175	1,441	645
Prepayments	274	259	289
Premiums receivable workplace safety	399	76	76
Others	215	116	203

	3,063	1,892	1,213

14.	Inventories

The inventories include the following items:

	December 31,	December 31,	January 1,
	2011	2010	2010
	$	$	$

Precious metals	532	903	1,859
Ore	3,477	4,003	3,146
Supplies	3,588	2,458	2,355

	7,597	7,364	7,360

There was no write-down of inventories and no reversal of write-down in 2011 and 2010.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2011 and 2010 (in thousands of Canadian dollars)

15.	Property, plant and equipment

The property, plant and equipment includes the following items:

									Mines
		Mining sites in production				Corporate office			under	Total
									develop-
									ment
	Mining properties	Development costs	Buildings	Equipment	Total	Buildings and leasehold improvements	Equipment and rolling stock	Total
	$	$	$	$	$	$	$	$	$	$
Gross carrying amount

Balance at January 1, 2011	1,811	50,590	7,414	15,853	75,668	1,165	579	1,744	12,341	89,753

Acquisitions	214	4,387	1,791	1,703	8,095	51	75	126	25,012	33,233

Disposals and write-off	-	-	-	(5)	(5)	(250)	(202)	(452)	-	(457)

Exploration tax credits	-	-	-	-	-	-	-	-	(5,071)	(5,071)

Transfers	-	-	-	(54)	(54)	-	(19)	(19)	73	-

Adjustments to the asset retirement obligations	-	215	-	-	215	-	-	-	-	215

Balance at Decembre 31, 2011	2,025	55,192	9,205	17,497	83,919	966	433	1,399	32,355	117,673

Depreciation and depletion

Balance at January 1, 2011	916	19,293	3,118	6,328	29,655	413	459	872	27	30,554

Depreciation and depletion	22	6,937	871	2,205	10,035	32	30	62	-	10,097

Disposals and write-off	-	-	-	(42)	(42)	(250)	(142)	(392)	-	(434)

Transfers	-	-	-	(49)	(49)	-	-	-	49	-

Balance at December 31, 2011	938	26,230	3,989	8,442	39,599	195	347	542	76	40,217

Carrying amount at December 31, 2011	1,087	28,962	5,216	9,055	44,320	771	86	857	32,279	77,456

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2011 and 2010 (in thousands of Canadian dollars)

									Mine
		Mining sites in production				Corporate office			under	Total
									develop-
									ment
	Mining properties	Development costs	Buildings	Equipment	Total	Buildings and leasehold improvements	Equipment and rolling stock	Total
	$	$	$	$	$	$	$	$	$	$
Gross carrying amount

Balance at January 1, 2010	1,564	45,728	6,588	14,079	67,959	1,476	560	2,036	2,442	72,437

Acquisitions	350	4,482	826	2,157	7,815	-	28	28	9,858	17,701

Disposals and write-off	(103)	-	-	(339)	(442)	(311)	-	(311)	-	(753)

Transfers	-	-	-	(44)	(44)	-	(9)	(9)	41	(12)

Adjustments to the asset retirement obligations	-	380	-	-	380	-	-	-	-	380

Balance at Decembre 31, 2010	1,811	50,590	7,414	15,853	75,668	1,165	579	1,744	12,341	89,753

Depreciation and depletion

Balance at January 1, 2010	888	14,277	2,571	4,841	22,577	648	413	1,061	27	23,665

Depreciation and depletion	28	5,016	547	1,534	7,125	42	46	88	-	7,213

Disposals and write-off	-	-	-	(35)	(35)	(277)	-	(277)	-	(312)

Transfers	-	-	-	(12)	(12)	-	-	-	-	(12)

Balance at December 31, 2010	916	19,293	3,118	6,328	29,655	413	459	872	27	30,554

Carrying amount at December 31, 2010	895	31,297	4,296	9,525	46,013	752	120	872	12,314	59,199

Carrying amount at January 1, 2010	676	31,451	4,017	9,238	45,382	828	147	975	2,415	48,772

During the year ended December 31, 2011, the Beaufor Mine’s average depletion rate was 71 dollars per ounce sold ($64 in 2010), the Island Gold Mine’s average depletion rate was 159 dollars per ounce sold ($118 in 2010). Camflo Mill has an average depletion rate of 1.17 dollars per processed tonnes for the year ended December 31, 2011 ($0.91 in 2010).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2011 and 2010 (in thousands of Canadian dollars)

16.	Share capital

Authorized: Unlimited number of common shares with no par value

	Number	2011	Number	2010
	of shares	Amount	of shares	Amount
	(thousands)	$	(thousands)	$

Issued and paid: Common shares
Balance, beginning of year	31,230	91,010	26,104	67,087
Issue of shares for cash a)
Common	981	10,295	3,300	16,500
Exercise of stock options	899	3,904	401	2,078
Issue of shares in exchange for non-controlling interests a)	-	-	1,425	6,685
Common shares issue costs, net of future tax asset a)	-	(337)	-	(1,340)

Balance, end of year	33,110	104,872	31,230	91,010

a)	Issue of shares

In 2011, the Corporation issued 899,400 common shares (401,000 in 2010) following the exercise of stock options and received cash proceeds in the amount of $2,804 ($1,481 in 2010). Contributed surplus was reduced by $1,100 ($597 in 2010) which represents the fair value of the exercised stock options.

In October 2011, the Corporation issued, as part of a private placement, 980,500 common shares at $10.50 each and 245,125 stock warrants for a total cash consideration of $10,295. An amount of $458 has been incurred relating to the issuance of common shares, creating a future tax asset of $121.

In June 2010, the Corporation issued, through a public offering, 3,300,000 common shares at $5.00 each, for gross proceeds of $16,500. An amount of $1,340 has been incurred relating to the issuance of common shares, creating a non recorded future tax asset of $368.

On June 30, 2010, the Corporation issued 1,425,407 common shares at a price of $4.69 each, which is the closing price on the date of issue, as a result of the acquisition of the non-controlling interests of a subsidiary. Consequently, an amount of $6,685 was recorded to capital stock.

b)	Warrants

In conjunction with the October 2011 share issue, a total of 245,125 warrants were issued. Each warrant allows for the acquisition of one common share at a price of $13.00 prior to December 31, 2012. The method use to recognize these warrants is the residual value method for which the value of the warrants corresponds to the difference between the market value of the shares at the issuance date and the consideration received at that time. Considering that the market value of the shares issued is higher than the consideration received, no value was granted to the warrants issued.

All of the outstanding warrants are in circulation on December 31, 2011 and can be exercised.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2011 and 2010 (in thousands of Canadian dollars)

17.	Consolidated statements of cash flow

	2011	2010
	$	$

Net change in non-cash working capital items

Receivables and other current assets	(1,118)	(640)
Exploration tax credits receivable	(4,631)	(2,126)
Inventories	(233)	(4)
Payables, accruals and provisions	1,181	1,205

	(4,801)	(1,565)

Supplemental informations
Transactions with no impact on cash flow:
Property, plant and equipment increase as a result of the revision of the estimated payment schedule and the estimated cash flow of the asset retirement obligation	215	380
Issue of shares in exchange for non-controlling interests	-	6,685

Payables, accruals and provisions related to development projects and other property, plant and equipment	3,253	1,691

An amount of $5,071, included in exploration tax credits receivable, was registered as a reduction in property, plant and equipment. This amount is not included in the net change in non-cash working capital items.

18.	Related party transactions

	18.1.	Transactions with key management personnel

The key management personnel include members of the Board of Directors and named executive officers of the Corporation consisting of the President & Chief Executive Officer, the Vice-President, Corporate Development, the Vice-President, Operations and the Director, Finance. Key management personnel remuneration includes the following expenses.

	2011	2010
	$	$

Short-term benefits
Salaries, directors’fees, bonuses and other benefits	1,673	1,455
Related benefits	165	71
Total short-term benefits	1,838	1,526

Post-employment benefits
Defined contribution pension plan	6	5
State plan	20	18
Total post-employment benefits	26	23

Termination benefits	117	-
Stock-based compensation	611	586

	2,592	2,135

During 2011, key management exercised 368,200 share options (152,000 in 2010) with total exercise price of $1,165 ($665 in 2010).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2011 and 2010 (in thousands of Canadian dollars)

18.2.	Other transactions

One member of the Board of Directors is a partner at a law firm. During 2011, the Corporation received professional services from this firm for a total consideration of $27, including taxes ($14 in 2010).

The corporate secretary is a partner at a law firm. During 2011, the Corporation received professional services from this firm for a total consideration of $225, including taxes ($626 in 2010).

19.	Commitments and subsequent events

The Corporation is subject to pay royalties on 50% of the production of the Beaufor Mine at the rate of $30 per ounce produced, a 3% Net Smelter Return royalty per ounce produced at the Island Gold Mine, and on other properties if such other properties are brought into commercial production.

The Corporation is committed, under an operating lease expiring in November 2014, to pay a sum of $239 for a space. Minimum lease payments for the next three years amount to $82 in 2012 and 2013 and to $75 in 2014.

On May 9, 2011, the Corporation announced the signing of an option agreement with Globex Mining Enterprises Inc. to acquire a 100 % interest in five claims. Under the terms of the agreement, the Corporation paid $500, and to maintain the option must pay an additional $500 in November 2012. In addition, the Corporation will have to incur $1,000 in expenditures on the claims before November 2012 and incur an additional $1,000 before thirty-six months following the signing of the agreement. To exercise its option to acquire the claims, the Corporation will then have to pay $2,000 and issue 500,000 common shares in May 2014. Finally, following the acquisition, the Corporation will have to incur an additional $1,000 in expenditures on the claims within a twelve month period. The Corporation can abandon its right to exercise the option at any time by providing a written notice to this effect thirty days prior to the date of such cancellation.

On February 1, 2012, the Corporation completed a private placement of $10 000 with the Vice Chairman of the Corporation’s Board of Directors and two members of his immediate family (the “Investors”) in the form of convertible debentures into the Corporation’s common shares. The debentures, which expire in 5 years, will bear a 7.6% annual interest rate and will be convertible into the Corporation’s common shares at a conversion price of $12.17 per common share at the option of the Investors at any time following the date of issuance. The Investors will have the right to demand payment of the debentures in full at any time 18 months from the date of issue, and the Corporation will have the right to redeem the debentures in full, at any time after 24 months from the date of issue.

20.	Contingencies

The Corporation is involved in two legal proceedings. The first one involves a lawsuit against a supplier (the “company”) for non-compliance of a supply agreement, which has resulted in additional costs for the Corporation. The company disputed the amount claimed by the Corporation, and counter-sued the Corporation for an amount higher than the Corporation’s original claim amount, on the basis that the company had to absorb substantial costs following the breach of contract. The second dispute is related to an invoice that the Corporation is contesting because the amount invoiced included costs stemming from work that the Corporation had not previously authorized. This work was not specified in the contract, and did not meet the parameters of the signed contract that stated that any additional work required prior approval. The parties have chosen to transfer the case to arbitrators as stipulated in the contract. Management is of the opinion that the basis of these litigations is unfounded and, consequently, no provision has been accounted for in the financial statements in this respect. Furthermore, a fully owned subsidiary, acquired in December 2008, is currently subject to a tax review concerning a December 2006 financing done through the issuance of flow-through shares. The purpose of the review is to ensure that the expenditures made are acceptable Canadian Exploration Expenses under the laws of flow-through share financing. No provision has been accounted for in the financial statements as Management is of the opinion that this financing was compliant with the applicable laws.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2011 and 2010 (in thousands of Canadian dollars)

21.	Capital disclosures

The Corporation’s objectives when managing its capital are to safeguard the Corporation’s ability to continue as a going concern in order to support ongoing exploration programs and the development of its mining assets, to provide sufficient working capital to meet its ongoing obligations and to pursue potential investments.

The Corporation defines its capital as its equity.

The Corporation manages its capital structure and makes adjustments to it in accordance with the aforementioned objectives, as well as in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust its capital structure, the Corporation may purchase some of its shares for cancellation pursuant to normal course issuer bids, issue new shares, issue new debt, acquire or dispose of assets or adjust the amount of cash and cash equivalents and shares of publicly-traded companies. The Corporation is not subject to externally imposed capital requirements. The Corporation’s management of capital remained unchanged since the previous year.

22.	Financial instruments and risk management

a)	Fair value of financial instruments

The following table presents the carrying amounts and fair values of each financial instruments category:

	December 31, 2011		December 31, 2010		January 1, 2010
	Book	Fair	Book	Fair	Book	Fair
	value	value	Value	Value	value	value
	$	$	$	$	$	$

Available-for-sale financial assets
Shares of publicly-traded companies	893	893	1,311	1,311	741	741

Loans and receivables
Cash a)	59,697	59,697	28,470	28,470	10,253	10,253
Cash equivalents a)	3,835	3,835	11,560	11,560	10,886	10,886
Receivables and other current assets a)	215	215	116	116	194	194

	63,747	63,747	40,146	40,146	21,333	21,333

Other financial liabilities
Payables, accruals and provisions a)	11,928	11,928	9,143	9,143	7,078	7,078

a)

The Corporation owns and assumes financial assets and liabilities such as cash, cash equivalents and receivables, as well as payables, accruals and provisions. The fair value of these financial assets and liabilities approximates their book value as these items will be realized or settled in the short term.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2011 and 2010 (in thousands of Canadian dollars)

b)	Fair value hierarchy

Financial instruments recognized at fair value on the Consolidated Statement of Financial Position must be classify fair value measurements using a fair value hierarchy that reflects the significance of the inputs used in making the measurement, the fair value hierarchy levels are as follow:

Level 1:	quoted prices (unadjusted) observed in active markets for identical assets or liabilities;
Level 2:	valuation techniques based on inputs other than quoted prices included in level 1, that are either directly or indirectly observable;
Level 3:	valuation techniques with significant unobservable market inputs.

The fair value measurements of shares of publicly-traded companies have been classified at level 1 from the fair value hierarchy. This valuation is based on bid price of the stock.

c)	Market risk

The Corporation is exposed to gold price fluctuations and to fluctuations of the US dollar compared to the Canadian dollar. The Corporation manages its exposure to these risks through the occasional use of derivative financial instruments and gold commodity contracts. The Corporation is also exposed to share price fluctuations of the shares that it holds in shares of publicly-traded companies and to fluctuations of interest rates for its cash and cash equivalents. The risks and the management of those risks were unchanged compared to previous years.

The Board of Directors approves all policies concerning the use of derivative financial instruments and gold sales contracts. The Corporation does not hold any financial instrument or derivative financial instrument for trading or speculative purposes.

Foreign exchange risk
Exposure to currency exchange rates arises from revenues from the sale of precious metals and purchases that the Corporation carries out abroad. All of the Corporation’s precious metal revenues are earned in U.S. dollars, while the majority of its operating costs are in Canadian dollars.

The price of gold is established in US dollars; to manage its exposure due to the fluctuation of the US dollar, the Corporation can occasionally enter into various types of foreign exchange contracts. During the years 2011 and 2010, the Corporation did not enter into any forward exchange contracts. At December 31, 2011 and 2010, assets and liabilities denominated in US dollars are not significant.

The following table illustrates the sensitivity of net earnings in regards to the US dollar/ Canadian dollar exchange rate, all other variables being constant. It assumes a +/- 11% change of the US dollar/ Canadian dollar exchange rate for the reporting period ended December 31, 2011 (+/- 8% for the reporting period ended December 31, 2010). This percentage has been determined based on the average market volatility in exchange rates in the previous twelve months. The sensitivity analysis is based on financial transactions made in foreign currency for the reporting period.

SENSITIVITY ANALYSIS
	Change	Impact on net earnings
(in thousands of CAN$)

2011	+/- 11% (US$ / CAN$)	+/- 9,373

2010	+/- 8% (US$ / CAN$)	+/- 4,660

Commodity price risk
The Corporation’s earnings are directly related to commodity prices as revenues are derived principally from the sale of gold. For its gold production, the Corporation can reduce its risk of a decrease in the price of gold through the occasional use of forward sales contracts and put and call options. The risk related to fluctuation of gold price is unchanged from the previous years. In 2011 and 2010, the Corporation did not enter into any hedging contracts for its gold production.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2011 and 2010 (in thousands of Canadian dollars)

The following table illustrates the sensitivity of net earnings to movements in the price of gold, all other variables being constant. It assumes a +/- 10% change in the average selling price of gold realized (US$ per ounce) for the reporting periods ended December 31, 2011 and December 31, 2010, taking into account the average exchange rate for the corresponding year.

SENSITIVITY ANALYSIS
	Change	Impact on net earnings
(in thousands of CAN$)

2011	+/- 10%	+/- 8,311
Average exchange rate (US$/CAN$) 0.9891

2010	+/- 10%	+/- 5,933
Average exchange rate (US$/CAN$) 1.0299

d)	Credit risk

Financial instruments that expose the Corporation to a credit risk consist of receivables and cash and cash equivalents. The receivables mainly consist of taxes receivables and prepayments and consequently the exposure to credit risk for the receivables is considered immaterial.

The Corporation invests its cash and cash equivalents in high-quality securities issued by government agencies, financial institutions and major corporations, and limits the amount of credit exposure by diversifying its holdings. At December 31, 2011 and at December 31, 2010, the Corporation’s cash and term deposits are held through three financial institutions (at January 1st, 2010, two financial institutions).

The following table presents the composition of cash and cash equivalents:

	December 31,	December 31,	January 1,
	2011	2010	2010
	$	$	$

Cash a)	59,697	28,470	10,253
Cash equivalents
Term deposits, 1.25% (1.05% to 1.20% as at
December 31, 2010 and 0,90% as at January 1, 2010),
maturing in February and March 2012	3,835	11,560	10,886

	63,532	40,030	21,139

a)

As at December 31, 2011, 72% of cash is invested with effective rates varying from 1.20% to 1.50%, and 24% at an effective rate of 0.75%. (As at December 31, 2010, 73% of cash was invested with effective rates varying from 1.20% to 1.50% and 22% at effective rates varying from 0.50% to 0.75%. As at January 1, 2010, 49% of cash was invested with effective rates varying from 0.75% to 0.95%).

e)	Liquidity risk

The objective of management with respect to liquidity risk is to hold enough cash and cash equivalents in order to ensure that the Corporation has the necessary funds to meet its obligations. The liquidity risk and its management are the same as the one of the previous year.

Payables, accruals and provisions are due in the next financial year.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2011 and 2010 (in thousands of Canadian dollars)

23.	Segmented information

The Corporation operates gold mines at different sites in Quebec and Ontario. These operating sites are managed separately given their different locations. The Corporation assesses the performance of each segment based on earnings before taxes. Accounting policies for each segment are the same as those used for the preparation of the consolidated financial statements.

There was no difference in 2011 compared to annual financial statements of 2010 in the basis of segmentation or the basis of evaluation of segment result.

2011
			Exploration,
Segmented information concerning the			corporate
consolidated income statement	Quebec	Ontario	and others	Total
	$	$	$	$

Revenue	42,083	76,506	1	118,590

Cost of sales	26,597	45,099	-	71,696
Exploration and project evaluation	1,177	5,549	4,321	11,047
Administration	-	-	5,456	5,456
Gain on disposal of long-term assets	-	2	(3,012)	(3,010)

	27,774	50,650	6,765	85,189

Operating earnings	14,309	25,856	(6,764)	33,401

Accretion expense – asset retirement obligations	101	26	-	127
Financial revenue	(6)	(11)	(1,170)	(1,187)
Earnings before mining and income taxes	14,214	25,841	(5,594)	34,461

Acquisition of property, plant and equipment	26,168	4,959	543	31,670

		December 31, 2011
			Exploration,
Segmented information concerning the			corporate
consolidated statement of financial position	Quebec	Ontario	and others	Total
	$	$	$	$

Current assets	11,179	14,636	63,362	89,177
Restricted deposits	106	184	-	290
Property, plant and equipment	40,172	34,794	2,490	77,456
Deferred income and mining tax assets	-	-	1,067	1,067
Total assets	51,457	49,614	66,919	167,990

Current liabilities	6,164	3,948	10,354	20,466
Asset retirement obligations	5,329	1,356	-	6,685
Deferred income and mining tax liabilities	-	-	6,705	6,705

Total liabilities	11,493	5,304	17,059	33,856

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2011 and 2010 (in thousands of Canadian dollars)

2010
			Exploration,
Segmented information concerning the			corporate
consolidated income statement	Quebec	Ontario	and others	Total
	$	$	$	$

Revenue	31,807	58,673	-	90,480

Cost of sales	23,432	42,671	-	66,103
Exploration and project evaluation	2,699	4,561	96	7,356
Administration	211	-	4,702	4,913
Gain (loss) on disposal of long-term assets	-	7	(496)	(489)

	26,342	47,239	4,302	77,883

Operating earnings	5,465	11,434	(4,302)	12,597

Accretion expense – asset retirement obligations	95	22	-	117
Financial revenue	(43)	(8)	(418)	(469)

Earnings before mining and income taxes	5,413	11,420	(3,884)	12,949

Acquisition of property, plant and equipment	11,698	4,650	426	16,774

		December 31, 2010
			Exploration,
Segmented information concerning the			corporate
consolidated statement of financial position	Quebec	Ontario	and others	Total
	$	$	$	$

Current assets	4,295	7,260	44,261	55,816
Restricted deposits	106	184	-	290
Property, plant and equipment	19,332	37,723	2,144	59,199

Total assets	23,733	45,167	46,405	115,305

Current liabilities	4,102	3,929	3,905	11,936
Asset retirement obligations	5,043	1,300	-	6,343
Deferred income and mining tax liabilities	-	-	2,235	2,235

Total liabilities	9,145	5,229	6,140	20,514

In 2011, 74% of precious metals have been sold through US brokers (71% in 2010).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2011 and 2010 (in thousands of Canadian dollars)

24.	Transition to IFRS

The Corporation’s consolidated financial statements for the year ending December 31, 2011 are the first consolidated annual financial statements that comply with IFRS. These consolidated financial statements were prepared as described in note 1, including the application of IFRS 1.

The effect of the transition to IFRS on equity, comprehensive income and the cash flows is presented and described in this note, and is explained in greater detail in the notes associated with the tables. IFRS 1 also requires that comparative financial information be provided. As a result, the first date at which the Corporation has applied IFRS was January 1, 2010. IFRS 1 requires first-time adopters to retrospectively apply all effective IFRS standards as of the reporting date, which for the Corporation will be December 31, 2011. However, it also provides for certain optional exemptions and certain mandatory exceptions for first-time IFRS adopters.

Initial elections upon adoption:

Upon transition, IFRS 1 permits certain optional exemptions and dictates certain mandatory exceptions from full retrospective application. The Corporation applied mandatory exceptions and certain optional exemptions. The following exemptions and exceptions were adopted by the Corporation.

IFRS optional exemptions applied at the time of the transition

a)

Business combinations – IFRS 1 provides the option to apply IFRS 3 “Business Combinations” prospectively from the transition date or to choose a date from which the business combinations will be restated. The retrospective basis would require the restatement of all business combinations that occurred prior to the transition date in accordance with the recommendations of IFRS 3. The Corporation elected to retrospectively apply IFRS 3 to business combinations that occurred after January 1, 2008. Only one business combination occurred between this date and the transition date. The acquisition of non-controlling interests of Louvem Mines Inc. that occurred on May 18, 2010 did not have any impact at the time of the transition to IFRS, as the Corporation had early adopted section 1582 “Business Combinations” and sections 1601 “Consolidated Financial Statements” and 1602 “Non- Controlling Interests”, which are harmonized with IFRS 3 “Business Combinations” and IAS 27 “Consolidated and Separate Financial Statements”.

b)

Stock-based compensation – IFRS 1 encourages, but does not require the application of IFRS 2 “Shared-based Payment” to equity instruments that were granted on or before November 7, 2002. A first-time adopter is also encouraged, but not required, to apply IFRS 2 to equity instruments that were granted after November 7, 2002 and vested before the date of transition or on January 1, 2005, whichever is later. The Corporation has elected to apply IFRS 2 only to equity instruments that were granted before the date of transition but that were not entirely vested at this time.

c)

Asset retirement obligations – The Corporation elected to adopt the exemption from IFRS 1 allowing a first-time adopter not to comply with requirements from IFRIC 1 “Changes in Existing Decommissioning, Restoration and Similar Liabilities” for changes in such liabilities that occurred before the date of transition. By applying this exemption, the Corporation has measured the liability as at the date of transition, has estimated the amount that would have been included in the cost of the related asset when the liability first arose, by discounting the liability to that date using its best estimate of the historical risk-adjusted discount rate that would have applied for that liability over the intervening period, and has calculated the accumulated depreciation on that amount, as at the date of transition, on the basis of the current estimate of the useful life of the asset, using the depreciation policy adopted by the Corporation in accordance with IFRS. The residual of this adjustment at the date of transition must be registered in the opening retained deficit.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2011 and 2010 (in thousands of Canadian dollars)

IFRS mandatory exceptions at the time of the transition

a)

Estimates – Hindsight is not used to create or revise estimates. The estimates previously made by the Corporation under Canadian GAAP were not revised for application of IFRS except where necessary to reflect any difference in accounting policies.

b)

Derecognition of financial assets and liabilities – Financial assets and liabilities that were derecognized before January 1, 2010 in accordance with its previous Canadian GAAP shall not be recognized in accordance with IFRS. The Corporation has early adopted IFRS 1 modification regarding the first-time adoption of the exception, which is January 1, 2010.

c)

Non-controlling interests - Since the Corporation elected to apply the exemption for business combinations to business combinations that occurred after January 1, 2008, the Corporation must apply the mandatory exemption which provides that the following requirements from IAS 27 (amended in 2008), “Consolidated and separate financial statements” should be apply prospectively from January 1, 2008:

(a)

the requirement that total comprehensive income is attributed to the shareholders of Richmont Mines Inc. and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance;

(b)	the requirements for accounting for changes in the parent's ownership interest in a subsidiary that do not result in a loss of control; and

(c)

the requirements for accounting for a loss of control over a subsidiary, and the related requirements of which a entity that is committed to a sale plan involving loss of control of a subsidiary shall classify all the assets and liabilities of that subsidiary as held for sale when the criteria underlying such presentation are met, regardless of whether the entity will retain a non-controlling interest in its former subsidiary after the sale.

Reconciliations of Canadian GAAP to IFRS

IFRS 1 requires an entity to reconcile equity, comprehensive income and cash flows for prior periods. The Corporation’s adoption of IFRS did not have an impact on its total operating, financing or investing cash flows with the exception of interests received which are now presented in investing activities. The following represents the reconciliations from Canadian GAAP to IFRS for the respective periods noted for consolidated equity, consolidated net earnings and consolidated comprehensive income:

Reconciliation of consolidated Equity

		December 31,	January 1,
		2010	2010
		$	$

Equity under Canadian GAAP		96,851	67,975

Impacts of the transition to IFRS:
1.	Business combinations	(2,295)	(2,682)
2.	Stock-based compensation	-	-
3.	Asset retirement obligations	235	22
4.	Non-controlling interests	-	1,986

Total Equity under IFRS		94,791	67,301

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2011 and 2010 (in thousands of Canadian dollars)

Reconciliation of consolidated Net earnings

		For the year
		ended on
		December 31,
		2010
		$

Net earnings under Canadian GAAP		8,883

Impacts of the transition to IFRS:
1.	Business combinations	386
2.	Stock-based compensation	(276)
3.	Asset retirement obligations	213

Net earnings under IFRS		9,206

Reconciliation of consolidated Comprehensive income

For the year
ended on
December 31,
2010
$

Comprehensive income under Canadian GAAP	9,744

Impacts of the transition to IFRS:
Differences in net earnings	323

Comprehensive income under IFRS	10,067

Notes relating to reconciliations

In addition to the optional exemptions and mandatory exceptions discussed above, the following narratives explain the significant differences between the previous Canadian GAAP accounting policies and the current IFRS accounting policies applied by the Corporation. Only those differences that impact the Corporation as of the transition date are described below. The following is not a complete summary of all of the differences between Canadian GAAP and IFRS. Relative to the impacts on the Corporation, the descriptive caption next to each numbered item below corresponds to the same numbered and descriptive caption in the tables above, which reflect the quantitative impacts from each change. Unless a quantitative impact was noted below, the impact from the change was not material for the Corporation.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2011 and 2010 (in thousands of Canadian dollars)

1-

Business combinations – As stated in the section entitled “IFRS optional exemptions applied at the time of the transition”, the Corporation applied the exemption in IFRS 1 for business combinations that occurred prior to January 1, 2008. Consequently, business combinations concluded prior to this date have not been restated. The IFRS adjustments below relate to the business combination occurring after January 1, 2008, that was not recorded under IFRS. The acquisition of Patricia Mining Corp. which took place on December 16, 2008, was therefore retreated in the following manner:

Measurement of purchase price
Canadian GAAP – Shares issued as consideration are measured at their market price a few days before and after the date that the proposed transaction was announced.

IFRS – Shares issued as consideration are measured at their market value on the transaction closing date. As a result, on the transition date, share capital was increased by $225 relative to the re-measurement of the shares issued as consideration for the acquisition, less issue costs of $80. The difference of $145 has been recorded as an increase to the retained deficit.

Increase in an interest
Canadian GAAP – An increase in the participation in consolidated assets and liabilities of a variable interest entity is recorded based on the fair value acquired.

IFRS – Under IFRS, the investment in the variable interest entity is considered as investment in a subsidiary since the Corporation has the power to govern the financial and operating policies of the entity under an agreement. Also, when the acquired entity is already controlled and consolidated in financial statements, changes in the percentage of the parent Corporation’s ownership interest in a subsidiary that do not result in a loss of control are accounted for as equity transactions. It is thus necessary to eliminate the increase of value recorded on property, plant and equipment at the acquisition on December 2008, reduced by the depreciation recorded to date. Consequently, on the transition date, property, plant and equipment were reduced by $2,991, deferred income and mining tax liabilities were reduced by $309 and the difference of $2,682 was recorded as an increase to the retained deficit.

2-

Stock-based compensation – As stated in the section entitled “IFRS optional exemptions applied at the time of the transition”, the Corporation has elected to apply IFRS 2 only to equity instruments that were granted before the date of transition but that were not entirely vested at this time.

Recognition of expense
Canadian GAAP – For grants of stock-based compensation with graded vesting, the total fair value of the award is recognized on a straight-line basis over the employment period necessary to vest the award.

IFRS – Each tranche in an award with graded vesting is considered a separate grant with a different vesting date and fair value. Each tranche in an award is accounted on a straight-line basis over the employment period necessary to vest the award. As a result, the Corporation adjusted its expense for stock-based compensation to reflect this difference in recognition.

Forfeitures
Canadian GAAP – Forfeitures of awards are recognized as they occur.

IFRS – An estimate is required of the number of awards expected to vest, which is revised if subsequent information indicates that actual forfeitures are likely to differ from the estimate.

On the transition date, the Corporation has increased its retained deficit by $93 corresponding to the increase of the stock-based compensation expenses which were recorded before the transition date resulting in an increase of the contributed surplus by an equivalent amount. Thus, the effect on the equity is nil. This adjustment represents the impact of the two differences.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2011 and 2010 (in thousands of Canadian dollars)

3-

Asset retirement obligations – As stated in the section entitled “IFRS optional exemptions applied at the time of the transition”, the Corporation elected to adopt the optional exemption from IFRS 1 allowing a first-time adopter not to comply with requirements from IFRIC 1 for changes in such liabilities that occurred before the date of transition. Consequently, the Corporation has evaluated the provisions as at January 1, 2010 and estimated the amount that will be included in the cost of the related asset by discounting the liability to the date at which the liability first arose.

Discount rate
Canadian GAAP – The provision for asset retirement obligations is not adjusted for changes in the discount rate.

IFRS – The provision for asset retirement obligations must be adjusted for changes in the discount rate. The evaluation of the liability as at January 1, 2010 resulted in a reduction of $82 of the asset retirement obligations and a net reduction of $60 of the corresponding Property, plant and equipment. Consequently, the Corporation has reduced its retained deficit by $22 on the transition date.

Presentation of the periodic unwinding
Canadian GAAP – The periodic unwinding of the discount is classified in the income statement as an operating item, not as an interest expense.

IFRS – The periodic unwinding of the discount is recognized in the income statement as a finance cost.

4-	Non-controlling interests

Canadian GAAP – Non-controlling interests in the equity of a consolidated subsidiary are classified as a separate component between liabilities and equity in the statement of financial position and as a component of net earnings within the income statement.

IFRS – Non-controlling interests are classified as a component of equity as a single separate line item. This reclassification resulted in an increase in equity of $1,986 on the transition date. Furthermore, non-controlling interests are not included as a component of net income, but rather an allocation of net income. This reclassification concerns only the reclassification of data produced under Canadian GAAP before the early adoption of section 1582 “Business Combinations” and sections 1601 “Consolidated Financial Statements” and 1602 “Non-Controlling Interests”, which are harmonized with IFRS 3 “Business Combinations” and IAS 27 “Consolidated and Separate Financial Statements”.

5-	Flow-through shares – There is no exemption under IFRS 1 for first-time adopters regarding flow-through shares. Therefore, the treatment under IFRS needs to be applied retrospectively.

Canadian GAAP – The entire proceeds received on the issuance of flow-through shares is recorded to share capital. When the renouncement of the tax deductions related to the resource expenditure for income tax purposes, temporary taxable differences are created and a deferred income tax is recorded. The related charge is treated as share issue costs.

IFRS – Issuance of flow-through shares is accounted for similarly to the issuance of a compound financial instrument. The liability component represents the obligation to revert the tax benefit to the investors. Proceeds from the issuance of flow-through shares are allocated between shares issued and a liability using the residual method. Proceeds are first allocated to shares according to the quoted price of existing shares at the time of issuance and any residual in the proceeds, which represents the premium paid, is allocated to the liability. When the Corporation has renounced to its deductions and has incurred its eligible expenditures, the sale of tax deductions is recognized in the income statement as a reduction of deferred tax expenses and a deferred tax liability is recognized for the taxable temporary difference that arises from the difference between the carrying amount of eligible expenditures capitalized as an asset and its tax base, the difference is recorded as a deferred tax expenses. Consequently, on the transition date, the Corporation has increased its share capital by $2,267 which represents tax benefits (net of the premium paid) that were previously recorded in reduction of share capital. The difference has been recorded as an increase to the retained deficit.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2011 and 2010 (in thousands of Canadian dollars)

Presentation differences

Certain presentation differences between previous GAAP and IFRS have no impact on consolidated comprehensive income or total consolidated equity. These differences were noted in the section entitled “IFRS Reclassifications” and can be summarized as:

  Depreciation and depletion expenses are allocated to function rather than being showed as separate line in the consolidated income statement.

  The income generated from silver sales that were previously accounted for as a reduction of operating costs henceforth has to be presented as income.

  Royalties and custom milling, which were presented as separate line in the consolidated income statement, are now included in the cost of sales in the consolidated income statement and are detailed in a note.

  Interest income, gains and losses on disposal of shares of publicly-traded companies, foreign exchange gains and losses are now presented after operating earnings, instead of being included in revenues previously.

Reconciliations of the financial statements previously presented under Canadian GAAP to the financial statements prepared under IFRS

The following are reconciliations of the financial statements previously presented under Canadian GAAP to the financial statements prepared under IFRS.

Reconciliation of consolidated statement of financial position as of January 1, 2010

	Canadian GAAP	IFRS	IFRS	IFRS
Canadian GAAP accounts	balance	adjustments	reclassifications	balance	IFRS accounts

ASSETS					ASSETS
CURRENT ASSETS					CURRENT ASSETS
Cash and cash equivalents	21,139			21,139	Cash and cash equivalents
Shares of publicly-traded companies	741			741	Shares of publicly-traded companies
Accounts receivable	1,213			1,213	Receivables and other current assets
Mining and income taxes receivable	1,500			1,500	Income and mining tax assets
Exploration tax credits receivable	1,348			1,348	Exploration tax credits receivable
Inventories	7,360			7,360	Inventories

	33,301	-	-	33,301

DEPOSITS RESTRICTED	106			106	RESTRICTED DEPOSITS

PROPERTY, PLANT AND EQUIPMENT	51,823	(3,051)		48,772	PROPERTY, PLANT AND EQUIPMENT

	85,230	(3,051)		82,179	TOTAL ASSETS
LIABILITIES					LIABILITIES
CURRENT LIABILITIES					CURRENT LIABILITIES
Accounts payable and accrued charges	7,130			7,130	Payables, accruals and provisions
Mining and income taxes payable	1,235			1,235	Income and mining taxes payable

	8,365			8,365

ASSET RETIREMENT OBLIGATIONS	5,928	(82)		5,846	ASSET RETIREMENT OBLIGATIONS

MINORITY INTEREST	1,986		(1,986)	-
FUTURE MINING AND INCOME TAXES	976	(309)		667	DEFERRED INCOME AND MINING TAX LIABILITIES
	17,255	(391)	(1,986)	14,878	TOTAL LIABILITIES
SHAREHOLDERS’
EQUITY					EQUITY
Capital stock	64,675	2,412		67,087	Share capital
Contributed surplus	6,133	93		6,226	Contributed surplus
Deficit	(2,789)	(5,165)		(7,954)	Retained deficit
Accumulated other comprehensive income	(44)			(44)	Accumulated other comprehensive income

	67,975	(2,660)	-	65,315	Total equity attributable to Richmont Mines shareholders
			1,986	1,986	Non-controlling interests

	67,975	(2,660)	1,986	67,301	TOTAL EQUITY

	85,230	(3,051)	-	82,179	TOTAL EQUITY AND LIABILITIES

Reconciliation of consolidated income statement for the year ended December 31, 2010

	Canadian GAAP	IFRS	IFRS	IFRS
Canadian GAAP accounts	balance	adjustments	reclassifications	balance	IFRS accounts

REVENUE					REVENUE
Precious metals	87,182			87,182	Precious metals
Other	3,599		(301)	3,298	Other income

	90,781	-	(301)	90,480
EXPENSES					EXPENSESS
Operating costs	54,565		11,538	66,103	Cost of sales
Royalties	2,075		(2,075)	-
Custom milling	1,863		(1,863)	-
Administration	4,571	276	66	4,913	Administration
Exploration and project evaluation	7,217		139	7,356	Exploration and project evaluation
Gain on disposal of long-term assets	(489)			(489)	Gain on disposal of long- term assets

				77,883

				12,597	OPERATING EARNINGS
Accretion expense – asset retirement obligations	287	(170)		117	Accretion expense – asset retirement obligations

Depreciation, depletion and write-off	8,118	(481)	(7,637)	-
			(469)	(469)	Financial revenue

	78,207	(375)	(301)

EARNINGS BEFORE OTHER ITEMS	12,574	375	-	12,949	EARNINGS BEFORE MINING AND INCOME TAXES

MINING AND INCOME TAXES	3,691	52		3,743	MINING AND INCOME TAXES

NET EARNINGS	8,883	323		9,206	NET EARNINGS

NET LOSS ATTRIBUTABLE TO NON-CONTROLLING INTERESTS	(128)			(128)	NET LOSS ATTRIBUTABLE TO NON-CONTROLLING INTERESTS

NET EARNINGS ATTRIBUTABLE TO RICHMONT MINES SHAREHOLDERS	9,011	323	-	9,334	NET EARNINGS ATTRIBUTABLE TO RICHMONT MINES SHAREHOLDERS

NET EARNINGS PER SHARE					EARNINGS PER SHARE
basic and diluted	0.31			0.33	basic
				0.32	diluted

Reconciliation of the consolidated statement of comprehensive income for the year ended December 31, 2010

	Canadian GAAP	IFRS	IFRS	IFRS
Canadian GAAP accounts	balance	adjustments	reclassifications	balance	IFRS accounts

NET EARNINGS	8,883	323		9,206	NET EARNINGS

Comprehensive income, net of income taxes:					OTHER COMPREHENSIVE INCOME, NET OF TAXES
Change in unrealized gain on available-for-sale investments	1,071			1,071	Change in unrealized gain on available-for-sale investments
Realized gains on sale of available-for-sale investments included in net earnings	(210)			(210)	Realized gains on sale of available-for-sale investments transferred to net earnings

COMPREHENSIVE INCOME	9,744	323	-	10,067	TOTAL COMPREHENSIVE INCOME, NET OF TAXES

COMPREHENSIVE INCOME ATTRIBUTABLE TO NON-CONTROLLING INTERESTS	(128)			(128)	COMPREHENSIVE INCOME ATTRIBUTABLE TO NON-CONTROLLING INTERESTS

COMPREHENSIVE INCOME ATTRIBUTABLE TO RICHMONT MINES SHAREHOLDERS	9,872	323		10,195	COMPREHENSIVE INCOME ATTRIBUTABLE TO RICHMONT MINES SHAREHOLDERS

	9,744	323	-	10,067

Reconciliation of consolidated statement of financial position as of December 31, 2010

	Canadian GAAP	IFRS	IFRS	IFRS
Canadian GAAP accounts	balance	adjustments	reclassifications	balance	IFRS accounts

ASSETS					ASSETS
CURRENT ASSETS					CURRENT ASSETS
Cash and cash equivalents	40,030			40,030	Cash and cash equivalents
Shares of publicly-traded companies	1,311			1,311	Shares of publicly-traded companies
Accounts receivable	1,892			1,892	Receivables and other current assets
Mining and income taxes receivable	1,745			1,745	Income and mining tax assets
Exploration tax credits receivable	3,474			3,474	Exploration tax credits receivable
Inventories	7,364			7,364	Inventories

	55,816	-	-	55,816

DEPOSITS RESTRICTED	290			290	RESTRICTED DEPOSITS

PROPERTY, PLANT AND EQUIPMENT	61,540	(2,341)		59,199	PROPERTY, PLANT AND EQUIPMENT

	117,646	(2,341)	-	115,305	TOTAL ASSETS

LIABILITIES					LIABILITIES
CURRENT LIABILITIES					CURRENT LIABILITIES
Accounts payable and accrued charges	9,262			9,262	Payables, accruals and provisions
Mining and income taxes payable	2,674			2,674	Income and mining taxes payable

	11,936	-	-	11,936

ASSET RETIREMENT OBLIGATIONS	6,366	(23)		6,343	ASSET RETIREMENT OBLIGATIONS

FUTURE MINING AND INCOME TAXES	2,493	(258)		2,235	DEFERRED INCOME AND MINING TAX LIABILITIES

	20,795	(281)	-	20,514	TOTAL LIABILITIES

SHAREHOLDER’S EQUITY					EQUITY
Capital stock	88,598	2,412		91,010	Share capital
Contributed surplus	6,339	370		6,709	Contributed surplus
Deficit	1,097	(4,842)		(3,745)	Retained deficit
Accumulated other comprehensive income	817			817	Accumulated other comprehensive income
					Total equity attributable to
	96,851	(2,060)	-	94,791	Richmont Mines shareholders
	-			-	Non-controlling interests

	96,851	(2,060)	-	94,791	TOTAL EQUITY

	117,646	(2,341)	-	115,305	TOTAL EQUITY AND LIABILITIES

25.	Approval of Financial Statements

The consolidated financial statements for the year ending December 31, 2011 were approved for publication by the Board of Directors on February 22, 2012.

EXHIBIT 1.3

RICHMONT MINES INC.

BY-LAW NO. 2012-1

ARTICLE 1
INTERPRETATION

1.1.	Definitions.

As used in this by-law, the following terms and expressions have the following meanings:

"Act" means the Business Corporations Act (Quebec) and the regulations under the Act, as amended, re-enacted or replaced from time to time.

"Authorized Signatory" has the meaning specified in Section 2.2.

"Corporation" means Richmont Mines Inc.

"Person" is to be interpreted broadly and includes an individual, partnership, corporation, company, trust, unincorporated association, joint venture or other entity or governmental or regulatory entity, and pronouns are to have a similarly extended meaning.

"Recorded address" means (i) in the case of a shareholder, the address provided by the shareholder where any notice may be mailed or served; otherwise, notices may be sent to any address appearing in the Corporation's books. If no address appears in the Corporation's books, then the notice shall be sent to the address where the sender considers the shareholder is most likely to promptly receive such notice, (ii) in the case of shareholders holding shares jointly, the address appearing in the records of the Corporation in respect of the joint holding or, if there is more than one address in respect of the joint holding, the first address that appears, and (iii) in the case of a director, officer or auditor, the person's latest address as shown in the records of the Corporation or, if applicable, in the last notice filed with the enterprise registrar pursuant to the Act respecting the legal publicity of enterprises (Quebec), whichever is the most recent.

Terms and expressions used in this by-law which are defined in the Act have the meanings respectively given to them in the Act unless defined otherwise herein.

1.2.	Construction.

The division of this By-Law into Articles and other subdivisions and the insertion of headings are for convenient reference only and do not affect its interpretation. Words importing the singular number include the plural and vice versa, and any reference to, or use of, gender in this by-law includes all genders.

1.3.	Precedence.

This By-Law is subject to, and should be read in conjunction with, the Act and the articles. If there is any conflict or inconsistency between any provision of the Act or the articles and any provision of this By-Law, the provision of the Act or the articles will govern. If there is any conflict or inconsistency between any provision of a unanimous shareholder agreement or sole shareholder declaration and any provision of this By-Law, the provision of the unanimous shareholder agreement or sole shareholder declaration will govern.

ARTICLE 2
BUSINESS OF THE CORPORATION

2.1.	Financial Year.

The financial year of the Corporation shall end on December 31 of each year or on any such date of each year as the directors determine from time to time.

2.2.	Signing of Documents and Voting Rights.

In the absence of a specific resolution of the directors, contracts, documents and instruments may be signed on behalf of the Corporation manually, by facsimile, or by electronic means by (i) any two (2) director or officer or (ii) any other person authorized by the directors from time to time. Each person referred to in (i) and (ii) is an "Authorized Signatory".

Voting rights for securities held by the Corporation may be exercised on behalf of the Corporation by any one Authorized Signatory.

As used in this Section, the phrase "contracts, documents and instruments" means any and all kinds of contracts, documents and instruments in written, facsimile or electronic form, including cheques, drafts, orders, guarantees, notes, acceptances and bills of exchange, deeds, mortgages, hypothecs, charges, conveyances, transfers, assignments, powers of attorney, agreements, proxies, releases, receipts, discharges and certificates, and all other paper, facsimile or electronic writings.

ARTICLE 3
DIRECTORS

3.1.	Number.

Subject to the requirements of the Act applicable to reporting issuers, the number of directors of the Corporation when a minimum number and a maximum number are specified in the articles is, at any time, the number of directors holding office immediately following the most recent election or appointment of directors, whether by the shareholders at an annual or special meeting of the shareholders, or by the directors pursuant to the Act.

No decrease in the number of directors will shorten the term of an incumbent director.

If the articles so permit the directors may, at their discretion, appoint one (1) or more directors, who shall hold office for a term expiring no later than the close of the annual meeting of shareholders following their appointment, but the total number of directors so appointed may not exceed one-third (1/3) of the number of directors elected at the annual meeting of shareholders preceding their appointment.

3.2.	Election and Term of Office.

The directors are elected each year at the annual meeting of shareholders by a majority of the votes cast. The vote for the election of directors is by show of hands, unless a ballot is requested by a shareholder present and entitled to vote at the meeting. If a class of shares confers an exclusive voting right to elect a specific number of directors, such number of directors shall be elected by the majority of votes cast by the holders of such class.

The term of office of each of the directors shall be one (1) year. It shall begin on the date of the meeting at which the director is elected and end at the close of the annual meeting following his election or upon death, resignation, removal or at such time that the director becomes disqualified to act as a director. An appointed director only remains in office during the remaining term, during the period ending at the close of the annual meeting following his appointment.

3.3.	Vacancies.

So long as the directors remaining in office constitute a quorum, they shall be entitled to act even if there is a vacancy on the Board of Directors. The directors shall also be entitled to elect a new director to fill a seat left vacant following the death, resignation, disqualification or removal of a director which has not been filled by the shareholders. The shareholders who are entitled to vote shall also be entitled to elect directors in the case of vacancy at any annual meeting, or at a special meeting duly called to fill such vacancies. If, due to a vacancy, the number of directors in office is less than a quorum, a special meeting shall be called in accordance with the provisions hereof.

3.4.	Resignation.

Any director may at any time tender his resignation in writing. Such resignation shall become effective at the time the written resignation is received by the Corporation or the time specified in the resignation, whichever is later.

3.5.	Removal from Office.

The shareholders of the Corporation may, at any time, by ordinary resolution, at a special meeting of shareholders duly called for such purpose, remove any director of the Corporation from office before the end of the director’s term, with or without cause. The director who is to be removed from office shall be informed of the place, date and time of the meeting within the same time limit as for the calling of the meeting. He may attend and address the meeting and be heard or, in a written statement read by the person presiding over the meeting, to explain why he opposes the resolution calling for his removal from office.

3.6.	Qualifications.

To be elected to this office and to continue to fill it, each director must satisfy the conditions set out in the Act and this by-law.

Notwithstanding the subsequent discovery of any irregularity in the election of the Board of Directors or in the election or appointment of a director or the absence or loss of eligibility of a director, actions validly performed by such a director shall be as valid and binding upon the Corporation as though the election or appointment had been regularly conducted or each such person was eligible.

3.7.	Remuneration.

The directors may, from time to time, by resolution, determine the remuneration of the directors.

3.8.	Disclosure of Interest.

A director or officer of the Corporation must disclose the nature and value of any interest he has in a contract or transaction to which the Corporation is a party and in any other contract or transaction to which the Corporation is a party, where required by the Act to do so, and he shall abstain from voting on any such contract or transaction to the extent required by the Act. However, the director or officer is not obliged to resign.

3.9.	General Powers of Direction.

The directors shall exercise all the powers necessary to manage, or supervise the management of, the business and affairs of the Corporation.

3.10.	Borrowing.

Without limiting the powers of the directors under the Act, the directors may from time to time on behalf of the Corporation:

(a)	borrow money upon the credit of the Corporation;

(b)	issue, pledge or sell debentures and other securities of the Corporation at such prices and for such amounts as are deemed appropriate;

(c)	hypothecate or otherwise encumber the immovable and movable property of the Corporation;

(d)

delegate in whole or in part, in accordance with the Act, the aforementioned powers to one or more officers of the Corporation, to such extent and upon such terms and conditions as are set forth in the resolution respecting the delegation of powers.

The provisions of this paragraph are in addition to those of any borrowing by-law adopted for banking purposes. However, the provisions of any such borrowing by-law do not have the effect of limiting the directors’ powers under Section 115 of the Act nor shall they be interpreted so as to limit their powers thereunder.

3.11.	Calling and Place of Meetings.

The chairman or any two directors may at any time call a meeting of directors, to be held at the time and place the person or persons calling the meeting determine. The secretary shall cause notice of a meeting of directors to be given when so directed by such person or persons.

Meetings of directors may be held at any place in or outside Quebec.

3.12.	Notice of Meeting.

The directors may set a day or days in any month for the holding of regular meetings of the directors, at the place, date and time set by the directors. A copy of any resolution of the directors setting the place and time of such regular meeting shall be sent to each director immediately after it is passed. No other notice shall be required for any regular meeting except where the Act requires that the purpose of such meetings or the business to be transacted thereat at such meetings be specified. Any other meeting of the directors which is not a regular meeting convened in accordance with the foregoing provisions of this section is a special meeting.

Notice of the time and place for the holding of any meeting of directors will be given to each director not less than three (3) days before the time when the meeting is to be held, provided that meetings of directors may be held at any time without notice if all the directors have waived notice.

If a quorum of directors, as defined in Section 3.14 below, is present, a meeting of directors may be held, without notice, immediately following the annual meeting of shareholders.

3.13.	Waiver.

A director may waive notice of a meeting of directors, any irregularity in a notice of meeting of directors or any other irregularity in the calling or holding of a meeting of directors. Such waiver must be given in writing and may be given at any time either before or after the meeting to which it relates. Waiver of notice of a meeting of directors cures any irregularity in the notice or in its timeliness, and any failure to give the notice.

Attendance of a director at a meeting of directors constitutes waiver of notice of the meeting, except when such director attends a meeting for the sole purpose of objecting to the holding of the meeting on the grounds that it was not lawfully called.

3.14.	Quorum.

A majority of the directors then in office constitutes a quorum at any meeting of directors. A quorum of directors may exercise all the powers of the directors despite any vacancy among the directors.

3.15.	Chairman and Secretary.

The chairman of any meeting of directors is the first mentioned of the following who is a director and is present at the meeting: (i) the chairman of the board; (ii) the vice-chairman of the board, if any, and (iii) the president. If no such person is present at the meeting, the directors present shall choose one of their number to chair the meeting.

The secretary will act as secretary at meetings of directors. If a secretary has not been appointed or the secretary is absent, the chair of the meeting shall appoint a person, who need not be a director, to act as secretary for the meeting.

3.16.	Votes to Govern.

Any question at a meeting of directors will be decided by a majority of the votes cast on the question. In case of an equality of votes, whether the vote is by show of hands or ballot, the chairman of the meeting will not be entitled to a second or casting vote.

A director who was not present at a meeting at which a resolution was passed will be deemed to have consented to the resolution unless the director records his dissent in accordance with the Act within seven (7) days after becoming aware of the resolution.

3.17.	Adjournment.

The chairman of any meeting of the directors may, with the consent of the meeting, adjourn the meeting to a fixed time and place. No notice of the time and place for the continuance of the adjourned meeting need be given to any director in such a case.

An adjourned meeting is duly constituted if held in accordance with the terms of the adjournment and a quorum is present at the adjourned meeting. The directors who formed a quorum at the original meeting are not required to form the quorum at the adjourned meeting.

3.18.	Electronic Meetings.

Subject to the consent of all directors, a director may participate in a meeting of directors by means of equipment enabling all participants to communicate directly with one another. A director participating in a meeting by such means is deemed to be present at the meeting. Any consent is effective whether given before or after the meeting to which it relates and may be given in respect of all meetings of the directors.

3.19.	Resolution in lieu of Meeting.

A resolution in writing, signed by all the directors entitled to vote on that resolution, has the same force as if it had been passed at a meeting of the directors. A copy of the resolution must be kept with the minutes of the meetings of the directors.

ARTICLE 4
COMMITTEES

4.1.	Committees of Directors.

The directors may appoint from their number one or more committees and delegate to such committees any of the powers of the directors except those powers that under the Act the directors may not delegate.

4.2.	Proceedings.

Unless otherwise determined by the directors, each committee of directors may make, amend or repeal rules and procedures to regulate its meetings including: (i) fixing the quorum, provided it is not less than a majority of the members of the committee; (ii) procedures for calling meetings; (iii) requirements for providing notice of meetings; (iv) selecting a chair for a meeting; and (v) determining whether the chair will have a deciding vote in the event there is an equality of votes cast on a question. Subject to any such rules or procedures established to regulate its meetings, Sections 3.11 to 3.19 hereof apply to any committee of directors, with such changes as are necessary.

ARTICLE 5
OFFICERS

5.1.	Appointment.

The directors may appoint officers of the Corporation who may include any of the following: a chairman of the board, a president, one or more vice presidents, a chief executive officer, a chief operating officer, a chief financial officer, a secretary, a treasurer and one or more assistants to any of the appointed officers. Except for the chairman of the board, who must be a director, an officer need not be a director or shareholder of the Corporation.

5.2.	Removal and Resignation.

The directors may remove an officer from office at any time, with or without cause. Such removal is without prejudice to the officer's rights, if any, under any contract or laws governing his employment. Any officer may resign at any time by way of notice to the Corporation. If an officer position becomes vacant, the board may, by resolution, fill such vacancy.

5.3.	Remuneration.

The directors may, from time to time, by resolution, determine the remuneration of the officers.

ARTICLE 6
PROTECTION OF DIRECTORS, OFFICERS AND OTHERS

6.1.	Indemnity.

No director or officer of the Corporation shall be liable: (i) for the acts, negligence or default of any other director, officer or employee; (ii) for any loss, damage or expense incurred by the Corporation as a consequence of the insufficiency or a defect in title of any property acquired by or on behalf of the Corporation, (iii) for any insufficiency or failing relating to a security in which the funds of the Corporation have been placed or invested, (iv) for any loss or damage resulting from the bankruptcy, insolvency or fault of any person, partnership or corporation, including any person, partnership or corporation to or with whom sums of money, securities or items have been remitted or deposited, (v) for any loss, conversion, diversion or misuse or for any damage resulting from any transaction involving sums of money, securities or other assets belonging to the Corporation, or (vi) for any other loss, damage or incident which may occur in the performance of the duties of his position or responsibility or which pertain thereto, unless he is in default of exercising the powers and fulfilling the functions of his responsibility with honesty and loyalty in the interest of the Corporation, or has not displayed, in the performance of his duties, with a reasonable degree of prudence and diligence in such circumstances.

Each director or officer of the Corporation, former director or officer of the Corporation, a mandatary, or any other person who acts or acted at the Corporation's request as a director or officer of another group, shall at all times be indemnified by the Corporation against; (i) all costs, charges and expenses reasonably incurred in the exercise of their functions, including an amount paid to settle an action or satisfy a judgment, or arising from any investigative or other proceeding in which the person is involved, (i) if the person acted with honesty and loyalty in the interest of the Corporation or, as the case may be, in the interest of the other group for which the person acted as director or officer or in a similar capacity at the Corporation’s request; and (ii) in the case of a proceeding that is enforced by a monetary penalty, the person had reasonable grounds for believing that his or her conduct was lawful.

The Corporation shall also advance moneys to such a director, officer or other person for the costs, charges and expenses of such a proceeding in accordance with the Act.

The Corporation shall not indemnify or advance moneys to such director, officer or other person in the event that a court or any other competent authority judges that the conditions for indemnification set out in the Act are not fulfilled.

The Corporation is authorized to sign agreements in favour of any of the foregoing persons evidencing the terms of this indemnity or any additional indemnities. Nothing in this by-law limits the right of any person entitled to indemnity to claim indemnity apart from the provisions of this by-law.

ARTICLE 7
SHAREHOLDERS

7.1.	Annual Meetings.

An annual meeting of shareholders shall be held fifteen (15) months after the last preceding annual meeting.

Annual meetings of shareholders shall be held at the Corporation’s head office or at any other location that the directors shall determine from time to time.

7.2.	Special Meetings.

A special meeting of shareholders may be called at any time and from time to time at the request of the chairman of the board, any vice-chair of the board, the president or the Board of Directors. Each such request must set out the purpose of calling a meeting.

A special meeting of shareholders shall also be called by the directors if holders of not less than 10% of the issued shares that carry the right to vote at a shareholders meeting sought to be held requisition the directors in writing to call a shareholders meeting for the purposes stated in the requisition. The requisition, signed by at least one shareholder, must state the business to be transacted at the meeting and must be sent to each director and to the head office of the Corporation. On receiving the requisition, the Board of Directors calls a shareholders meeting to transact the business stated in the requisition.

The notice of special meeting must specify the date, time and place of the meeting as well as the business to be transacted. The notice of meeting must state the business on the agenda in sufficient detail to permit the shareholders to form a reasoned judgment on it, and contain the text of any special resolution to be submitted to the meeting.

If the board of directors does not within twenty-one (21) days after receiving the requisition call the meeting requisitioned by the shareholders, the shareholders themselves may call the meeting in accordance with and subject to the legislative provisions governing the Corporation.

Special meetings of shareholders shall be held at the Corporation’s head office or at any other location which the directors may from time to time determine.

7.3.	Notice of Meeting.

A notice specifying the purpose, place, date and time of any annual meeting and any special meeting of shareholders shall be communicated to all directors and to all shareholders entitled to vote by leaving it at their residence or regular places of business or sending it by mail, pre-paid postage, to their respective addresses (as such address appears in the books of the Corporation or, otherwise, to any other location where such notice is likely to reach them), by facsimile machine, or by any other means permitted by law, for as long as the Corporation is a reporting issuer, no less than twenty-one (21) days and no more than sixty (60) days before the date fixed for the meeting. The day on which such notice is served or sent, and the day on which such meeting is to be held shall not be counted when determining the notice period.

Should the Corporation cease to be a reporting issuer, any notice of meeting shall be served or sent at least ten (10) clear days prior to the date of meeting for which such notice is required.

In the case of joint shareholders, the notice shall be given to the person whose name first appears in the books of the Corporation and notice so given is sufficient notice to each of such joint holders.

Simple irregularities in the notice or in the way in which it is given as well as the unintentional omission to give notice of a meeting to a shareholder or non-receipt of such notice by a shareholder does not invalidate actions taken by or at the meeting in question.

Signatures on notices to be given by the Corporation may be written, stamped, typed or printed in full or in part.

7.4.	Waiver.

A shareholder or director may waive notice of a meeting of shareholders. Such waiver may be given in any manner and at any time either before or after the meeting to which it relates. Waiver of notice of a meeting of shareholders cures any irregularity in the notice or in its timeliness, and any failure to give the notice.

Attendance by a shareholder or director at a meeting of shareholders constitutes waiver of notice of the meeting, except when such person attends the meeting for the sole purpose of objecting to the holding of the meeting on the grounds that it was not lawfully called or held.

7.5.	Persons Entitled to be Present.

The only persons entitled to be present at a meeting of shareholders are those persons entitled to vote at the meeting, the directors, the auditor, if any and if called upon to attend, and others who, although not entitled to vote, are entitled or required under any provision of the Act, the articles, or the by-laws to be present at the meeting. Any other person may be admitted with the consent of the chair of the meeting or, if any of the persons present who are entitled to vote at the meeting request a vote on such matter, with the consent of such persons.

7.6.	Quorum.

Subject to the provisions of the articles, the quorum for an annual meeting of shareholders as well as for a special meeting of shareholders is reached if, at the opening of the meeting, at least two persons who are or who represent holders of at least twenty-five percent (25%) of the outstanding shares carrying voting rights in the share capital of the Corporation are present in person or represented by proxyholders at the beginning of the meeting.

7.7.	Proxies.

A proxy must comply with the applicable requirements of the Act and other applicable law and must be in such form as the directors may approve from time to time or such other form as may be acceptable to the chairman of the meeting at which it is to be used.

The instrument appointing a proxy shall be in writing, signed by the mandator or his attorney duly authorized in writing or, if the mandator is a legal person or other group, by the signature of one of its officers or by the signature of an attorney authorized for this purpose; such proxy may be revoked at all times but lapses after the expiry of one (1) year period following its date, unless it is for another period which may not exceed one year after the date it is given.

The directors may, before a meeting of shareholders, determine a date on which all proxies to be used at such meeting or with respect to such meeting and, if the directors so decide, at any adjournment thereof, shall, to be validly used at or with respect to such meeting, be received by the Corporation or any agent the directors may from time to time determine. Notice of a shareholders meeting shall indicate, as applicable, the date before which the Corporation must receive the proxies of the shareholders who wish to be represented at the meeting. Such date may not exceed 48 hours, excluding Saturdays and holidays, preceding the meeting or the resumption of a meeting after an adjournment.

7.8.	Chairman, Secretary and Scrutineers.

The chair of any meeting of shareholders is the first mentioned of the following persons who is present at the meeting: (i) the chair of the board; (ii) the vice-chair of the board, if any; (iii) the president; and (iv) a vice president (in order of seniority). If no such person is present at the meeting within 15 minutes after the time appointed for the meeting, or if all such persons either refuse or are unable to preside as chairman, the shareholders present who are entitled to vote shall choose one of their number to chair the meeting.

The secretary will act as secretary at meetings of shareholders. If a secretary has not been appointed or the secretary is absent, the chair of the meeting shall appoint a person, who need not be a shareholder, to act as secretary of the meeting.

The chair of the meeting may appoint one or more persons, who need not be shareholders, to act as scrutineers at any meeting of shareholders and, in that capacity, to report to the chairman such information as to attendance, representation, voting and other matters at such meeting as the chair of the meeting directs.

7.9.	Procedure.

The chair of a meeting of shareholders will conduct the meeting and determine the procedure to be followed at the meeting. The chair's decision on all matters or things, including the validity or invalidity of a form of proxy or other instrument appointing a proxy, will be conclusive and binding upon the meeting of shareholders.

7.10.	Manner of Voting.

Subject to the Act, any question at a meeting of shareholders will be decided by a show of hands, unless a ballot on the question is required or demanded. Subject to the Act, the chair of the meeting may require, or any shareholder, including a proxy, may demand, a ballot on any question at a meeting of shareholders. The requirement or demand for a ballot may be made either before or after any vote on the question by a show of hands. A ballot will be taken in the manner the chair of the meeting directs. A requirement or demand for a ballot may be withdrawn at any time prior to the taking of the ballot. The result of such ballot will determine the decision of the shareholders upon the question.

In the case of a vote by a show of hands, each person present who is entitled to vote has one vote. If a ballot is taken, each person present who is entitled to vote has the number of votes that are attached to the shares which such person is entitled to vote at the meeting.

A proxyholder has the same rights as the shareholder represented to vote at the meeting. A proxyholder who has conflicting instructions from more than one shareholder may not, however, vote by show of hands.

7.11.	Electronic Meetings.

Meetings of shareholders may be held solely by means of equipment enabling all participants to communicate directly with one another. Any person entitled to attend a meeting of shareholders who participates by such means is deemed for purposes of the Act to be present at the meeting. The directors may establish procedures regarding the holding of meetings of shareholders by such means.

Any shareholder participating in a meeting of shareholders by means of equipment enabling all participants to communicate directly with one another may vote by any means enabling votes to be cast in a way that allows them to be verified afterwards, whether the vote is by a functional equivalent of a show of hands or by ballot, and protects the secrecy of the vote when a ballot has been requested.

7.12.	Votes to Govern.

Any question at a meeting of shareholders will be decided by a majority of the votes cast on the question unless the Act, the articles, the by-laws or any unanimous shareholder agreement require otherwise. In case of an equality of votes, whether the vote is by a show of hands or by a ballot, the chair of the meeting will not be entitled to a second or casting vote.

The Corporation shall keep at its head office the ballots cast and the proxies presented at a meeting of shareholders for at least three months after the meeting.

7.13.	Adjournment.

Should a quorum not be present at any meeting of shareholders, the meeting, if called at the request of the shareholders, is dissolved. Unless there are contrary provisions in the articles of the Corporation, in any other case, those present in person and entitled to be counted for the purpose of forming a quorum shall have the power to adjourn the meeting to the location, date and hour fixed by them by resolution without any notice other than the one given at the meeting. However, notice of any adjournments for an aggregate of thirty (30) days or more must be given to the shareholders as for an original meeting. A quorum, at this second or adjourned meeting, shall consist solely in persons physically present thereat and who are entitled to vote. At such adjourned meeting, any business may be validly transacted which would have been validly transacted at the initial meeting.

ARTICLE 8
SHARES

8.1.	Share Certificates and Written Notice of Uncertificated Shares.

Subject to the Act, share certificates, if required, will be in the form that the directors approve from time to time or that the Corporation adopts. These certificates shall be signed by the president and the secretary of the Corporation, the signature of the president or secretary may also be engraved, lithographed or otherwise mechanically reproduced on the certificates. All certificates thus signed shall be deemed to have been manually signed by such officers and, for all intents and purposes, are as valid as if they had been manually signed even if the persons whose signatures are so reproduced have ceased to be officers of the Corporation when the certificates are issued or on the date they bear.

If a transfer agent in appointed in accordance with Section 8.3 hereof, all certificates representing securities of any such class issued after such appointment must be countersigned by such agent during the term of appointment of such agent and shall not be valid unless so countersigned.

Subject to the Act, the written notice to be provided in the case of uncertificated shares, if any, will be in the form that the directors approve from time to time or that the Corporation adopts.

8.2.	Lost, Destroyed or Damaged Certificates.

The directors may, subject to the terms and conditions they deem fair with respect to indemnity or other form of protection, order the issue of a new certificate representing shares in the share capital of the Corporation to replace any certificate previously issued by the Corporation that has been damaged, lost, destroyed or stolen. The directors may delegate this duty specifically to the secretary of the Corporation or a transfer agent or another agent responsible for maintaining the securities register in whole or in part.

8.3.	Transfer Agents and Registrars.

The directors may, from time to time, appoint or remove one or more transfer agents and registrars with responsibility in whole or in part for the securities register of the Corporation, for all classes of securities of the Corporation and, subject to the laws governing the Corporation from time to time, including the Act respecting the transfer of securities and the establishment of security entitlements (R.S.Q. c. T-11.002), regulate, from time to time or generally, the transfer of the securities of the Corporation. All certificates representing securities of any such class issued after such appointment must be countersigned by such agent during the term of appointment of such agent and shall not be valid unless so countersigned.

8.4.	Transfer of Shares.

Any transfer of shares in the share capital of the Corporation and details related thereto must be recorded in the securities register or in the part of the securities register in which the date and details of transfers of shares are kept, which may be maintained in whole or in part at the head office of the Corporation or elsewhere on the conditions permitted by law. The registration of the transfer constitutes a complete and valid registration. All shares in the share capital of the Corporation shall be transferable on the securities register regardless of the location where the certificate representing the shares to be transferred was issued.

As regards certificated shares, no transfer of shares in the share capital of the Corporation is valid and may be recorded in the securities register unless the certificates representing the shares to be transferred have been surrendered or cancelled. However, should the Corporation’s shares be listed on a Canadian or U.S. stock exchange and be entered in the book entry system of a clearing house approved by the securities authorities, share transfers carried out in accordance with the rules and practices of such exchange or clearing house, as the case may be, shall be valid, in accordance with the conditions permitted by law, despite the fact that no certificate representing the shares transferred shall have been surrendered or cancelled. The transfer of uncertificated shares shall be effected on the conditions prescribed by law.

No transfer of shares the amount of which has not been paid in full shall take place without the consent of the Board of Directors. In no circumstances shall shares be transferred where a call for payment thereon is outstanding.

8.5.	Call for Payment of Unpaid Shares.

Unless the terms of payment for shares are determined by contract, the directors may call for payment of all or part of the unpaid amounts on shares subscribed or held by the shareholders.

A call for payment is deemed to be made on the day the directors pass a resolution providing for it. Notice of the call for payment stating the amount due and the time for payment must be sent to the shareholders. Interest at the rate provided for by law shall run on the amount of each call for payment, effective from the day fixed for the payment until the day of payment.

ARTICLE 9
PAYMENTS

9.1.	Payments of Dividends and Other Distributions.

Any dividend or other distribution payable in cash to shareholders may be paid by cheque, by electronic means, or by any other method the directors determine. The payment will be made to or to the order of each registered holder of shares in respect of which the payment is to be made. Cheques will be sent to the registered holder's recorded address, unless the holder otherwise directs. In the case of joint holders, the payment will be made to the order of all such joint holders and, if applicable, sent to them at their recorded address, unless such joint holders otherwise direct.

The sending of the cheque, the sending of the payment by electronic means, or the sending of the payment by any other method determined by the directors, in an amount equal to the dividend or other distribution to be paid, less any tax that the Corporation is required to withhold, will satisfy and discharge the liability for the payment, unless payment is not made upon presentation.

ARTICLE 10
MISCELLANEOUS

10.1.	Record Date.

The Board of Directors may provide for the fixing in advance, in a specified manner, of a date as the record date for the purpose of determining shareholders entitled to receive notice of a shareholders meeting, receive payment of a dividend, participate in a liquidation distribution and vote at a shareholders meeting or for any other purpose. For the purpose of determining which shareholders are entitled to receive notice of a shareholders meeting or vote at the meeting, the record date must be not less than twenty-one (21) days and not more than sixty (60) days before the meeting. Only registered shareholders at the record date thus fixed are entitled to receive notice of a shareholders meeting, receive payment of a dividend, participate in a liquidation distribution or vote at a shareholders meeting or for any other purpose, as the case may be, notwithstanding any transfer of shares recorded in the securities register of the Corporation after the record date.

10.2.	Electronic Documents.

Any notice, document or other information may be created or provided by the Corporation in the form of an electronic document, provided its addressee has consented in accordance with the Act and any other applicable law.

This By-Law was made by resolution of the directors and ratified by ordinary resolution of the shareholders on __________________, 2012.

EXHIBIT 4.2

RICHMONT MINES INC.

OMNIBUS LONG-TERM INCENTIVE PLAN

Richmont Mines Inc. (the “Corporation”) hereby establishes an Omnibus Long-Term Incentive Plan for certain qualified directors, officers, employees, consultants and service providers providing ongoing services to the Corporation and its Affiliates (as defined herein) that can have a significant impact on the Corporation's long-term results.

SECTION 1 - DEFINITIONS

1.1.	Definitions.

Where used herein or in any amendments hereto or in any communication required or permitted to be given hereunder, the following terms shall have the following meanings, respectively, unless the context otherwise requires:

1.1.1.	"Affiliates" has the meaning given to this term in the Securities Act (Québec), as such legislation may be amended, supplemented or replaced from time to time;

1.1.2.

"Associate", where used to indicate a relationship with a Participant, means (i) any partner of that Participant and (ii) the spouse of that Participant and that Participant's children, as well as that Participant's relatives and that Participant's spouse's relatives, if they share that Participant's residence;

1.1.3.	"Awards" means an Option, a SAR, a RSU or a Retention Award granted to a Participant pursuant to the terms of the Plan;

1.1.4.

"Black-Out Period" means a period during which designated Persons cannot trade in any securities of the Corporation pursuant to the Corporation's policy respecting restrictions on Insider trading which is in effect at that time (which, for greater certainty, does not include the period during which a cease trade order is in effect to which the Corporation, or in respect of an Insider, that Insider, is subject);

1.1.5.	"Board" has the meaning ascribed thereto in Section 3.1 hereof;

1.1.6.

"Business Day" means a day other than a Saturday, Sunday or statutory holiday, when banks are generally open for business in the City of Montreal, in the Province of Québec, for the transaction of banking business;

1.1.7.

"Change in Control" means an event whereby (i) any Person becomes the beneficial owner, directly or indirectly, of 50% or more of either the issued and outstanding Shares or the combined voting power of the Corporation's then outstanding voting securities entitled to vote generally; (ii) any Person acquires, directly or indirectly, securities of the Corporation to which is attached the right to elect the majority of the directors of the Corporation; or (iii) the Corporation undergoes a liquidation or dissolution or sells all or substantially all of its assets;

1.1.8.	"Business Conduct and Ethics" means any code of conduct adopted by the Corporation, as modified from time to time;

1.1.9.	"Committee" has the meaning ascribed thereto in Section 3.1 hereof;

1.1.10.	"Corporation" means Richmont Mines Inc., a corporation existing under the Business Corporations Act (Québec), as amended from time to time;

1.1.11.	"Eligibility Date" has the meaning ascribed thereto in Section 10.2.1.3 hereof;

1.1.12.	"Eligible Participants" has the meaning ascribed thereto in Section 4.1 hereof;

1.1.13.	"Employment Agreement" means, with respect to any Participant, any written employment agreement between the Corporation or an affiliate and such Participant;

1.1.14.	"Exercise Notice" means a notice in writing signed by a Participant and stating the Participant's intention to exercise a particular Award, if applicable;

1.1.15.	"Existing Options" has the meaning ascribed thereto in Section 11.1 hereof;

1.1.16.

"Grant Agreement" means an agreement evidencing the grant to a Participant of an Award, including an Option Agreement, a SAR Agreement, a RSU Agreement, a Retention Award Agreement or an Employment Agreement;

1.1.17.	"Insider" has the meaning given to this term in TSX Company Manual, as such definition may be amended, supplemented or replaced from time to time;

1.1.18.

"Market Value" means either (A) (i) if the applicable date is during a Black-Out Period, the weighted average trading volume price of the Shares on the TSX for the five (5) Trading Day-period following the last day of such Black-Out Period or (ii) if the applicable date is outside a Black-Out Period, the weighted average trading volume price of the Shares on the TSX for the five (5) Trading Day-period ending on the last Trading Day before the applicable date or (B) such other price as is permitted under the rules of the TSX;

1.1.19.	"Options" means options to purchase Shares;

1.1.20.	"Option Agreement" means a written letter agreement between the Corporation and a Participant evidencing the grant of Options and the terms and conditions thereof;

1.1.21.	"Option Price" has the meaning ascribed thereto in Section 6.1 hereof;

1.1.22.	"Option Term" has the meaning ascribed thereto in Section 6.3 hereof;

1.1.23.	"Participants" means Eligible Participants that are granted Awards under the Plan;

1.1.24.	"Participant's Account" means an account maintained for each Participant's participation in RSUs under the Plan;

1.1.25.

"Performance Criteria" means criteria established by the Board or the Committee which, without limitation, may include criteria based on the Participant's personal performance and/or the financial performance of the Corporation and/or of its Affiliates, and that may be used to determine the vesting of the Awards, when applicable;

1.1.26.	"Performance Period" means the period determined by the Board or the Committee pursuant to Section 7.3 hereof;

1.1.27.

"Person" means an individual, corporation, company, cooperative, partnership, trust, unincorporated association, entity with juridical personality or governmental authority or body, and pronouns which refer to a Person shall have a similarly extended meaning;

1.1.28.	"Plan" means this Omnibus Long-Term Incentive Plan, including any amendments or supplements hereto made after the date hereof;

1.1.29.	"Restriction Period" means the period determined by the Board or the Committee pursuant to Section 7.2 hereof;

1.1.30.	"Retention Award Agreement" means a written letter agreement between the Corporation and a Participant evidencing the grant of Retention Awards and the terms and conditions thereof;

1.1.31.	"Retention Payment" means the retention payment specified in the Retention Agreement or Employment Agreement;

1.1.32.

"RSU" means a right awarded to a Participant to receive a payment in the form of Shares, cash or a combination of Shares and cash, as provided in Section 7 hereof and subject to the terms and conditions of this Plan;

1.1.33.	"RSU Agreement" means a written letter agreement between the Corporation and a Participant evidencing the grant of RSUs and the terms and conditions thereof;

1.1.34.	"RSU Vesting Determination Date" has the meaning described thereto in Section 7.4 hereof;

1.1.35.

"SAR" means a right to receive a payment, in cash or Share, or a combination of cash and Shares, equal to the appreciation in the Corporation's Shares over a specified period, as set forth in the respective SAR Agreement;

1.1.36.	"SAR Price" has the meaning ascribed thereto in Section 8.1 hereof;

1.1.37.	"SAR Term" has the meaning ascribed thereto in Section 8.3 hereof;

1.1.38.

"Share Compensation Arrangement" means a stock option, stock option plan, employee stock purchase plan, long-term incentive plan or any other compensation or incentive mechanism involving the issuance or potential issuance of Shares to one or more full-time employees, directors, officers, insiders, service providers or consultants of the Corporation or a Subsidiary including a share purchase from treasury by a full-time employee, director, officer, insider, service provider or consultant which is financially assisted by the Corporation or a Subsidiary by way of a loan, guarantee or otherwise;

1.1.39.	"Shares" means the common shares in the share capital of the Corporation;

1.1.40.	"Subsidiary" means a corporation, company or partnership that is controlled, directly or indirectly, by the Corporation;

1.1.41.	"Successor Corporation" has the meaning ascribed thereto in Section 12.3 hereof;

1.1.42.

"Termination Date" means (i) in the event of a Participant's resignation, the date on which such Participant ceases to be an employee of the Corporation or a Subsidiary and (ii) in the event of the termination of the Participant's employment by the Corporation or a Subsidiary, the effective date of the termination as specified in the notice of termination provided to the Participant by the Corporation or the Subsidiary, as the case may be;

1.1.43.	"Trading Day" means any day on which the TSX is opened for trading;

1.1.44.	"TSX" means the Toronto Stock Exchange; and

1.1.45.	"Vested Awards" has the meaning described thereto in Section 10.2.1.2 hereof.

SECTION 2 - PURPOSE OF THE PLAN

2.1.	The purpose of the Plan is to permit the Corporation to grant Awards to Eligible Participants, subject to certain conditions as hereinafter set forth, for the following purposes:

2.1.1.

to increase the interest in the Corporation's welfare of those Eligible Participants, who share responsibility for the management, growth and protection of the business of the Corporation or a Subsidiary;

2.1.2.

to provide an incentive to such Eligible Participants to continue their services for the Corporation or a Subsidiary and to encourage such Eligible Participants whose skills, performance and loyalty to the objectives and interests of the Corporation or a Subsidiary are necessary or essential to its success, image, reputation or activities;

2.1.3.	to reward the Participants for their performance of services while working for the Corporation or a Subsidiary; and

2.1.4.	to provide a means through which the Corporation or a Subsidiary may attract and retain able Persons to enter its employment.

SECTION 3 - IMPLEMENTATION AND ADMINISTRATION OF THE PLAN

3.1.

The Plan shall be administered and interpreted by the Board of Directors of the Corporation (the "Board") or, if the Board by resolution so decides, by a committee appointed by the Board (the "Committee") and consisting of not less than three (3) members of the Board.

3.2.

The Board or the Committee, as the case may be, may, from time to time, as it may deem expedient, adopt, amend and rescind rules and regulations for carrying out the provisions and purposes of the Plan. Subject to the provisions of the Plan, the Board or the Committee, as the case may be, is authorised, in its sole discretion, to make such determinations under, and such interpretations of, and take such steps and actions in connection with, the proper administration of the Plan as it may deem necessary or advisable. The interpretation, construction and application of the Plan and any provisions hereof made by the Board or the Committee, as the case may be, shall be final and binding on all Eligible Participants.

3.3.

No member of the Board or of the Committee shall be liable for any action or determination taken or made in good faith in the administration, interpretation, construction or application of the Plan or any Award granted hereunder.

3.4.	Any determination approved by a majority of the Board or of the Committee, as the case may be, shall be deemed to be a determination of that matter by the Board or the Committee, as the case may be.

SECTION 4 - ELIGIBLE PARTICIPANTS

4.1.

The Persons who shall be eligible to receive Awards ("Eligible Participants") shall be the directors, officers, senior executives and other employees of the Corporation or a Subsidiary, consultants and service providers providing ongoing services to the Corporation and its Affiliates, as the Board or the Committee, as the case may be, shall determine are in key positions in the Corporation or a Subsidiary. In determining Awards to be granted under the Plan, the Board or the Committee, as the case may be, shall give due consideration to the value of each Eligible Participant's present and potential future contribution to the Corporation's success. For greater certainty, a Person whose employment with the Corporation or a Subsidiary has ceased for any reason, or who has given notice or been given notice of such cessation, whether such cessation was initiated by such employee, the Corporation or such Subsidiary, as the case may be, shall cease to be eligible to receive Awards hereunder as of the date on which such Person provides notice to the Corporation or the Subsidiary, as the case may be, in writing or verbally, of such cessation, or on the Termination Date for any cessation of a Participant's employment initiated by the Corporation.

SECTION 5 - GRANTING OF AWARDS

5.1.	The aggregate number of Shares that may be issued under the Plan, in respect of Awards, shall not exceed the number provided for in Section 11 hereof.

5.2.

The aggregate number of Shares (i) issued to Insiders and Associates of such Insiders under the Plan or any other proposed or established Share Compensation Arrangement within any one-year period and (ii) issuable to Insiders and Associates of such Insider at any time under the Plan or any other proposed or established Share Compensation Arrangement, shall in each case not exceed ten percent (10%) of the issued and outstanding Shares (on a non-diluted basis).

5.3.

Any Award granted under the Plan shall be subject to the requirement that, if at any time counsel to the Corporation shall determine that the listing, registration or qualification of the Shares subject to such Award, if applicable, upon any securities exchange or under any law or regulation of any jurisdiction, or the consent or approval of any securities exchange or any governmental or regulatory body, is necessary as a condition of, or in connection with, the grant or exercise of such Award or the issuance or purchase of Shares thereunder, if applicable, such Award may not be accepted or exercised in whole or in part unless such listing, registration, qualification, consent or approval shall have been effected or obtained on conditions acceptable to the Board. Nothing herein shall be deemed to require the Corporation to apply for or to obtain such listing, registration, qualification, consent or approval.

5.4.

Any Award granted under the Plan shall be subject to the requirement that, the Corporation has the right to place any restriction or legend on any securities issued pursuant to this Plan including, but in no way limited to placing a legend to the effect that the securities have not been registered under the United States Securities Act of 1933 and may not be offered or sold in the United States unless registration or an exemption from registration is available.

SECTION 6 - OPTIONS

6.1.	Option Awards.

Subject to the provisions herein set forth and any shareholder or regulatory approval which may be required, the Board or the Committee, as the case may be, shall, from time to time by resolution, in its sole discretion, (i) designate the Eligible Participants who may receive Options under the Plan, (ii) fix the number of Options, if any, to be granted to each Eligible Participant and the date or dates on which such Options shall be granted, (iii) determine the price per Share to be payable upon the exercise of each such Option (the "Option Price") and the relevant vesting provisions (including Performance Criteria, if applicable) and Option Term, the whole subject to the terms and conditions prescribed in this Plan and in any Option Agreement.

6.2.	Option Price.

The Option Price for Shares that are the subject of any Option shall be fixed by the Board or the Committee, as the case may be, when such Option is granted, but shall not be less than the Market Value of such Shares at the time of the grant.

6.3.	Option Term.

The Board or the Committee, as the case may be, shall determine, at the time of granting the particular Option, the period during which the Option is exercisable, which shall not be more than ten (10) years from the date the Option is granted ("Option Term"). Unless otherwise determined by the Board or the Committee, all unexercised Options shall be cancelled at the expiry of such Options.

Should the expiration date for an Option fall within a Black-Out Period or within nine (9) Business Days following the expiration of a Black-Out Period, such expiration date shall be automatically extended without any further act or formality to that date which is the tenth Business Day after the end of the Black-Out Period, such tenth Business Day to be considered the expiration date for such Option for all purposes under the Plan. Notwithstanding Section 13 hereof, the ten (10) Business Day-period referred to in this Section 6.3 may not be extended by the Board or the Committee.

6.4.	Exercise of Options.

Prior to its expiration or earlier termination in accordance with the Plan, each Option shall be exercisable as to all or such part or parts of the optioned Shares and at such time or times and/or pursuant to the achievement of such Performance Criteria and/or other vesting conditions as the Board or the Committee, as the case may be, at the time of granting the particular Option, may determine in its sole discretion. For greater certainty, no Option shall be exercised by a Participant during a Black-Out Period.

6.5.	Method of Exercise and Payment of Purchase Price.

Subject to the provisions of the Plan, an Option granted under the Plan shall be exercisable (from time to time as provided in Section 6.4 hereof) by the Participant (or by the liquidator, executor or administrator, as the case may be, of the estate of the Participant) by delivering a fully completed Exercise Notice to the Corporation at its registered office to the attention of the Corporate Secretary of the Corporation or the individual that the Corporate Secretary of the Corporation may from time to time designate or give notice in such other manner as the Corporation may from time to time designate, which notice shall specify the number of Shares in respect of which the Option is being exercised and shall be accompanied by full payment, by cash, cheque or bank draft of the purchase price for the number of Shares specified therein (plus the amount of any required withholding as determined by the Corporation) or instructions to sell, at the prevailing market price of the Shares on the TSX at the time of any such sale, the necessary number of Shares issuable upon the exercise of such Option to effect payment of the applicable purchase price with the resulting proceeds. Unless the Participant intends to dispose of the Shares simultaneously with the exercise of the Option, upon such exercise, the Corporation shall, as soon as practicable after such exercise but no later than ten (10) Business Days following such exercise, forthwith cause the transfer agent and registrar of the Shares to deliver to the Participant) (or to the liquidator, executor or administrator, as the case may be, of the estate of the Participant) a certificate in the name of the Participant representing in the aggregate such number of Shares as the Participant (or by the liquidator, executor or administrator, as the case may be, of the estate of the Participant) shall have then paid for and as are specified in such Exercise Notice.

With the consent of the Board or the Committee, a Participant may, rather than exercise the Option which the Participant is entitled to exercise under this Plan as provided above, elect to exercise such Option, in whole or in part and, in lieu of receiving the Shares to which the exercised Option relate, receive the number of Shares, disregarding fractions, which, when multiplied by the market value of the Shares to which the exercised Option relate, have a value equal to the product of the number of Shares to which the exercised Option relate multiplied by the difference between the market value of such Shares and the Option Price of such Option, less any amount withheld on account of income taxes, which withheld income taxes will be remitted by the Corporation. The Corporation makes no representation to each and every Participant (or to the liquidator, executor or administrator, as the case may be, of the estate of the Participant) that it will waive or renounce its rights to claim a deduction in respect of such payment.

For purposes of this Section 6.5, the market value of the Shares shall be the weighted average trading volume price of the Shares on the TSX for the five (5) Trading Day-period ending on the last Trading Day before the day on which the Option is exercised.

6.6.	Option Agreements.

Options shall be evidenced by an Option Agreement or included in an Employment Agreement, in such form not inconsistent with the Plan as the Board or the Committee, as the case may be, may from time to time determine, provided that the substance of Section 6 and Section 10 hereof be included therein.

6.7.	Use of an Administrative Agent and Trustee.

The Board or the Committee, as the case may be, may in their sole discretion appoint from time to time one or more entities to act as administrative agent to administer the Options granted under the Plan and to act as trustee to hold and administer the assets that may be held in respect of Options granted under the Plan, the whole in accordance with the terms and conditions determined by the Board or the Committee, as the case may be, in their sole discretion. The Corporation and the administrative agent will maintain records showing the number of Options granted to each Participant under the Plan.

SECTION 7 - RESTRICTED SHARE UNITS

7.1.	RSU Awards.

Subject to the provisions herein set forth and any shareholder or regulatory approval which may be required, the Board or the Committee, as the case may be, shall, from time to time by resolution, in its sole discretion, (i) designate the Eligible Participants who may receive RSUs under the Plan, (ii) fix the number or dollar amount of RSUs, if any, to be granted to each Eligible Participant and the date or dates on which such RSUs shall be granted, and (iii) determine the relevant conditions and vesting provisions (including the applicable Performance Period and Performance Criteria, if any) and Restriction Period of such RSUs, the whole subject to the terms and conditions prescribed in this Plan and in any RSU Agreement.

In making such determination, the Board shall consider the timing of crediting RSUs to the Participant's Account and the vesting requirements applicable to such RSUs to ensure that the crediting of the RSUs to the Participant's Account and the vesting requirements are not considered a "salary deferral arrangement" for purposes of the Income Tax Act (Canada) and any applicable provincial legislation.

Subject to the vesting and other conditions and provisions herein set forth and in the RSU Agreement, each RSU awarded to a Participant shall entitle the Participant to receive, as soon as possible upon confirmation by the Board or the Committee that the vesting conditions (including the Performance Criteria, if any) have been met but no later than the last day of the Restriction Period, a payment in the form of (a) one Share, (b) cash in an amount equal to the Market Value of a Share on the day on which the payment is made, or (c) a combination of Shares and cash, at the discretion of the Board or the Committee, as the case may be.

7.2.	Restriction Period.

The applicable restriction period in respect of a particular RSU award shall be determined by the Board or the Committee, as the case may be, but in all cases shall end no later than December 31 of the calendar year which is three (3) years after the calendar year in which the award is granted ("Restriction Period"). For example, the Restriction Period for a grant made in June 2012 shall end no later than December 31, 2015. Subject to the Board’s determination, any vested RSUs with respect to a Restriction Period will be paid to Participants in accordance with Section 7, no later than the end of the Restriction Period. Unless otherwise determined by the Board or the Committee, all unvested RSUs shall be cancelled on the RSU Vesting Determination Date (as such term is defined in Section 7.4) and, in any event, no later than the last day of the Restriction Period.

7.3.	Performance Criteria and Performance Period.

For each award of RSUs, the Board or the Committee, as the case may be, may establish any Performance Criteria and other vesting conditions which must be met during the Performance Period in order for a Participant to be entitled to payment for all or a portion of the RSUs as well as the performance period over which the Performance Criteria and other vesting conditions will be measured (the "Performance Period"), provided that the Performance Period may not expire after the end of the Restriction Period.

For example, a Performance Period determined by the Board or the Committee to be for a period of three (3) financial years will start on the first day of the financial year in which the award is granted and will end on the last day of the second financial year after the year in which the grant was made. In such a case, for a grant made on January 4, 2012, the Performance Period will start on January 1, 2012 and will end on December 31, 2014.

7.4.	RSU Vesting Determination Date.

The vesting determination date means the date on which the Board or the Committee, as the case may be, determines if the Performance Criteria and/or other vesting conditions with respect to a RSU have been met (the "RSU Vesting Determination Date"), and as a result, establishes the number of RSUs that become vested, if any. For greater certainty, the RSU Vesting Determination Date must fall after the end of the Performance Period, if any, but no later than the last day of the Restriction Period.

7.5.	Payment to Participant.

In the event that the vesting conditions of a RSU are satisfied, the Corporation shall, as soon as possible after the RSU Vesting Determination Date but no later than the end of the Restriction Period, as applicable (i) cause the transfer agent and registrar of the Shares to deliver to the Participant (or the liquidator, executor or administrator, as the case may be, of the estate of the Participant) a certificate in the name of the Participant representing in the aggregate such number of Shares as the Participant (or the liquidator, executor or administrator, as the case may be, of the estate of the Participant) shall then be entitled to receive (unless the Participant intends to simultaneously dispose of any such Shares) and/or (ii) deliver to the Participant (or the liquidator, executor or administrator, as the case may be, of the estate of the Participant) payment in the form of a cheque, or other payment method as determined by the Board or the Committee, of any cash portion then payable to the Participant (or the liquidator, executor or administrator, as the case may be, of the estate of the Participant). The Board or the Committee shall direct management to provide the Participant with a notice stating whether the Participant will receive payment in the form of (a) one Share, (b) cash in an amount equal to the Market Value of a Share on the day on which the payment is made, or (c) a combination of Shares and cash as soon as possible upon confirmation by the Board or the Committee that the vesting conditions (including the Performance Criteria, if any) have been met.

7.6.	RSU Agreements.

RSUs shall be evidenced by a RSU Agreement or included in an Employment Agreement, in such form not inconsistent with the Plan as the Board or the Committee, as the case may be, may from time to time determine, provided that the substance of Section 7 and Section 10 hereof be included therein.

7.7.	Use of an Administrative Agent and Trustee.

The Board or the Committee, as the case may be, may in their sole discretion appoint from time to time one or more entities to act as administrative agent to administer the RSUs granted under the Plan and to act as trustee to hold and administer the assets that may be held in respect of RSUs granted under the Plan, the whole in accordance with the terms and conditions determined by the Board or the Committee, as the case may be, in their sole discretion. The Corporation and the administrative agent will maintain records showing the number of RSUs granted to each Participant under the Plan.

SECTION 8 - SHARE APPRECIATION RIGHTS

8.1.	SAR Awards.

Subject to the provisions herein set forth and any shareholder or regulatory approval which may be required, the Board or the Committee, as the case may be, shall, from time to time by resolution, in its sole discretion, (i) designate the Eligible Participants who may receive SAR Awards under the Plan, (ii) fix the number of SAR Awards or dollar amount of SAR Awards, if any, to be granted to each Eligible Participant and the date or dates on which such SAR Awards shall be granted, and (iii) determine the price per Share to be payable upon the vesting of each such SAR (the "SAR Price") and the relevant conditions and vesting provisions (including the applicable Performance Period and Performance Criteria, if any) and the SAR Term, the whole subject to the terms and conditions prescribed in this Plan and in any SAR Agreement.

8.2.	SAR Price.

The SAR Price for the Shares that are the subject of any SAR shall be fixed by the Board or the Committee, as the case may be, when such SAR is granted, but shall not be less than the Market Value of such Shares at the time of the grant.

8.3.	SAR Term.

The Board or the Committee, as the case may be, shall determine, at the time of granting the particular SAR, the period during which the SAR is exercisable, which shall not be more than ten (10) years from the date the SAR is granted ("SAR Term") and the vesting schedule of such SAR, which will be detailed in the respective SAR Agreement. Unless otherwise determined by the Board or the Committee, all unexercised SARs shall be cancelled at the expiry of such SAR.

Should the expiration date for a SAR fall within a Black-Out Period or within nine (9) Business Days following the expiration of a Black-Out Period, such expiration date shall be automatically extended without any further act or formality to that date which is the tenth Business Day after the end of the Black-Out Period, such tenth Business Day to be considered the expiration date for such SAR for all purposes under the Plan. Notwithstanding Section 13 hereof, the ten (10) Business Day-period referred to in this Section 8.3 may not be extended by the Board or the Committee.

8.4.	Exercise of SARs.

Prior to its expiration or earlier termination in accordance with the Plan, each SAR shall be exercisable as to all or such part or parts of the granted Shares and at such time or times and/or pursuant to the achievement of such Performance Criteria and/or other vesting conditions as the Board or the Committee, as the case may be, at the time of granting the particular SAR, may determine in its sole discretion. For greater certainty, no SAR shall be exercised by a Participant during a Black-Out Period.

8.5.	Method of Exercise and Payment of Purchase Price.

Subject to the provisions of the Plan, a SAR granted under the Plan shall be exercisable (from time to time as provided in Section 8.4 hereof) by the Participant (or by the liquidator, executor or administrator, as the case may be, of the estate of the Participant) by delivering a fully completed Exercise Notice to the Corporation at its registered office to the attention of the Corporate Secretary of the Corporation or the individual that the Corporate Secretary of the Corporation may from time to time designate or give notice in such other manner as the Corporation may from time to time designate, no less than three business days in advance of the effective date of the proposed exercise, which notice shall specify the number of Shares with respect to which the SAR is being exercised and the effective date of the proposed exercise.

The exercise of a SAR with respect to any number of Shares shall entitle the Participant to a payment, in cash or Share, or a combination of cash and Shares, for each Share, equal to the excess of the Market Value of a Share on the effective date of such exercise over the per share SAR Price.

8.6.	SAR Agreements.

SARs shall be evidenced by a SAR Agreement or included in an Employment Agreement, in such form not inconsistent with the Plan as the Board or the Committee, as the case may be, may from time to time determine, provided that the substance of Section 8 and Section 10 hereof be included therein.

8.7.	Use of an Administrative Agent and Trustee.

The Board or the Committee, as the case may be, may in their sole discretion appoint from time to time one or more entities to act as administrative agent to administer the SARs granted under the Plan and to act as trustee to hold and administer the assets that may be held in respect of SARs granted under the Plan, the whole in accordance with the terms and conditions determined by the Board or the Committee, as the case may be, in their sole discretion. The Corporation and the administrative agent will maintain records showing the number of SARs granted to each Participant under the Plan.

SECTION 9 - RETENTION AWARDS

9.1.	Retention Awards.

Subject to the provisions herein set forth, the Board or the Committee, as the case may be, shall, from time to time by resolution, in its sole discretion, (i) designate the Eligible Participants who may receive Retention Awards under the Plan, (ii) fix the number or dollar amount of Retention Awards, if any, to be granted to each Eligible Participant and the date or dates on which such Retention Awards shall be granted, and (iii) determine the relevant conditions and vesting provisions (including the applicable Performance Period and Performance Criteria, if any) of such Retention Awards, the whole subject to the terms and conditions prescribed in this Plan and in any Retention Award Agreement or Employment Agreement.

Subject to the vesting and other conditions and provisions herein set forth and in the Retention Award Agreement or Employment Agreement, each Retention Award awarded to a Participant shall entitle the Participant to receive, on the vesting date of the Retention Award, such number of Shares, disregarding fractions, which, when multiplied by the Market Value of the Shares on the vesting date of the Retention Award, to which the Retention Awards relate, have a value equal to the Retention Payment, less any amount withheld on account of income taxes, which withheld income taxes will be remitted by the Corporation.

A Participant may, in lieu of receiving the Shares to which the Retention Awards relate, elect to receive, in cash, the Retention Payment, less any amount withheld on account of income taxes, which withheld income taxes will be remitted by the Corporation.

9.2.	Payment to Participant.

In the event that the vesting conditions of a Retention Award are satisfied, the Corporation shall, as soon as possible after the date of vesting of the Retention Awards, and in accordance with the election of the Participant to receive the Retention Payment in cash or Shares (i) cause the transfer agent and registrar of the Shares to deliver to the Participant (or the liquidator, executor or administrator, as the case may be, of the estate of the Participant) a certificate in the name of the Participant representing in the aggregate such number of Shares as the Participant (or the liquidator, executor or administrator, as the case may be, of the estate of the Participant) shall then be entitled to receive (unless the Participant intends to simultaneously dispose of any such Shares) or (ii) deliver to the Participant (or the liquidator, executor or administrator, as the case may be, of the estate of the Participant) payment in the form of a cheque, or other payment method as determined by the Board or the Committee, of any cash amount then payable to the Participant (or the liquidator, executor or administrator, as the case may be, of the estate of the Participant).

9.3.	Retention Award Agreements.

Retention Awards shall be evidenced by a Retention Award Agreement or included in an Employment Agreement, in such form not inconsistent with the Plan, as the Board or the Committee, as the case may be, may from time to time determine, provided that the substance of Section 9 and Section 10 hereof be included therein.

SECTION 10 - GENERAL CONDITIONS

10.1.	General Conditions applicable to Awards.

Each Award, as applicable, shall be subject to the following conditions:

10.1.1.

Employment - The granting of an Award to a Participant shall not impose upon the Corporation or a Subsidiary any obligation to retain the Participant in its employ in any capacity. For greater certainty, the granting of Awards to a Participant shall not impose any obligation on the Corporation to grant any awards in the future nor shall it entitle the Participant to receive future grants.

10.1.2.

Non-assignability of Award Rights – Each Award granted under the Plan is personal to the Participant and shall not be assignable or transferable by the Participant, whether voluntarily or by operation of law, except by will or by the laws of succession of the domicile of the deceased Participant. No Award granted hereunder shall be pledged, hypothecated, charged, transferred, assigned or otherwise encumbered or disposed of on pain of nullity.

10.1.3.

Rights as a Shareholder – Neither the Participant nor such Participant's personal representatives or legatees shall have any rights whatsoever as shareholder in respect of any Shares covered by such Participant's Awards until the date of issuance of a share certificate to such Participant (or to the liquidator, executor or administrator, as the case may be, of the estate of the Participant). Without in any way limiting the generality of the foregoing, no adjustment shall be made for dividends or other rights for which the record date is prior to the date such share certificate is issued.

10.1.4.

Conformity to Plan – In the event that an Award is granted or a Grant Agreement is executed which does not conform in all particulars with the provisions of the Plan, or purports to grant Awards on terms different from those set out in the Plan, the Award or the grant of such Award shall not be in any way void or invalidated, but the Award so granted will be adjusted to become, in all respects, in conformity with the Plan.

10.2.	General Conditions applicable to Options, SARs and Retention Awards.

Each Option, SAR or Retention Award, as applicable, shall be subject to the following conditions:

10.2.1.	Effect of Termination, Cessation of Employment, Leave of Absence, Eligibility to Receive Long-Term Disability Benefits or Death

10.2.1.1.

Upon a Participant's employment with the Corporation or a Subsidiary being terminated by the Corporation or a Subsidiary for "cause", any Option, SAR or Retention Award or the unexercised or unvested portion thereof, as applicable, when granted to such Participant shall terminate on the effective date of the termination as specified in the notice of termination. For the purposes of the Plan, the determination by the Corporation that the Participant was discharged for cause shall be binding on the Participant. "Cause" shall include, among other things, gross misconduct, theft, fraud, breach of confidentiality or breach of the Corporation's Code of Conduct and any reason determined by the Corporation to be cause for termination.

11

10.2.1.2.

If a Participant dies while employed by the Corporation or a Subsidiary, any vested Option, SAR or Retention Award or the unexercised portion thereof, granted to such Participant may be exercised by the liquidator, executor or administrator, as the case may be, of the estate of the Participant for that number of Shares only which such Participant was entitled to acquire under the respective Options, SARs or Retention Awards (the "Vested Awards") hereof on the date of such Participant's death. Such Vested Award shall only be exercisable within one (1) year after the Participant's death or prior to the expiration of the original term of the Options, SARs or Retention Awards, as applicable, whichever occurs earlier. All Options, SARs or Retention Awards or the unexercised or unvested portion thereof, as applicable, other than such Vested Awards on the date of such Participant’s death, will be cancelled on the date of such Participant’s death.

10.2.1.3.

Upon a Participant's employment with the Corporation or a Subsidiary being terminated by reason of injury or disability or upon a Participant becoming eligible to receive long-term disability benefits, any Option, SAR or Retention Award or the unexercised portion thereof, granted to such Participant may be exercised by such Participant or his/her representative as the rights to exercise accrue. Such Option, SAR or Retention Award shall only be exercisable within three (3) years after such cessation or the effective date on which the Participant becomes eligible to receive long-term disability benefits (provided that, for greater certainty, such effective date shall be confirmed in writing to the Corporation by the insurance company providing such long-term disability benefits) (the "Eligibility Date")) or prior to the expiration of the original term of the Option, SAR or Retention Award, whichever occurs earlier. All Options, SARs or Retention Awards or the unexercised or unvested portion thereof, as applicable, on the date that is three (3) years after such cessation, will be cancelled on such date.

10.2.1.4.

Upon the retirement of a Participant, any Option, SAR or Retention Award or the unexercised or unvested portion thereof, as applicable, granted to such Participant may be exercised by such Participant as the rights to exercise accrue. Such Option, SAR or Retention Award shall be exercisable within three (3) years after such retirement or prior to the expiration of the original term of the Option, SAR or Retention Award, whichever occurs earlier. All Options, SARs or Retention Awards or the unexercised or unvested portion thereof, as applicable, on the date that is three (3) years after such retirement, will be cancelled on such date.

In the case of a Participant's retirement, this Section 10.2.1.4 shall not apply to a Participant in the event such Participant, directly or indirectly, in any capacity whatsoever, alone, through or in connection with any Person, carries on or becomes employed by, engaged in or otherwise commercially involved in, any activity or business in the mining business prior to the earliest of (i) three (3) years after such retirement or (ii) the expiration of the original term of the Option, SAR or Retention Award, as applicable. In such event, Section 10.2.1.5 shall apply to such Participant.

12

10.2.1.5.

Upon notice of termination of employment being given by or to a Participant (except in the case of transfer from the Corporation to a Subsidiary, from a Subsidiary to another Subsidiary or from a Subsidiary to the Corporation) otherwise than (i) for cause (see Section 10.2.1.1 hereof), (ii) by reason of death (see Section 10.2.1.2 hereof), (iii) by reason of injury or disability or a Participant becoming eligible to receive long-term disability benefits (see Section 10.2.1.3 hereof) or (iv) upon retirement (see Section 10.2.1.4 hereof), any Option, SAR or Retention Award or the unexercised or unvested portion thereof, as applicable, granted to such Participant may be exercised by such Participant only for that number of Shares which such Participant was entitled to acquire under the Option, SAR or Retention Award at the time of termination of employment or cessation. Such Option, SAR or Retention Award shall be exercisable for a period of sixty (60) days following the Termination Date, to the extent that such Option, SAR or Retention Award is otherwise exercisable under the terms of the original grant or prior to the expiration of the original term of the Option, SAR or Retention Award, whichever occurs earlier. All Options, SARs or Retention Awards or the unexercised or unvested portion thereof, as applicable, other than such Vested Awards at the time of such Participant’s termination of employment or cessation will be cancelled on the date of termination of employment or cessation.

10.2.1.6.

Upon a Participant electing a voluntary leave of absence, including without limitation, maternity and paternity leaves, any Option, SAR or Retention Award or the unexercised or unvested portion thereof, as applicable, granted to such Participant may be exercised by such Participant as the rights to exercise accrue. Unless otherwise provided by the Board or the Committee, in such event, such Participant's Option, SAR or Retention Award shall remain fully exercisable until the expiration of their respective term.

10.3.	General Conditions applicable to RSUs.

Each RSU shall be subject to the following conditions:

10.3.1.	Effect of Termination, Cessation of Employment, Leave of Absence, Eligibility to Receive Long-Term Disability Benefits or Death

10.3.1.1.

Upon a Participant's employment with the Corporation or a Subsidiary being terminated by the Corporation or a Subsidiary for "cause" or the Participant's resignation from employment with the Corporation or a Subsidiary, the Participant's participation in the Plan shall be terminated immediately, all RSUs credited to such Participant's Account that have not vested shall be forfeited and cancelled, and the Participant's rights to Shares that relate to such Participant's unvested RSUs shall be forfeited and cancelled on the Termination Date.

10.3.1.2.

Except as otherwise determined by the Board or the Committee from time to time, at their sole discretion, upon a Participant's retirement, a Participant's employment with the Corporation or a Subsidiary being terminated by the Corporation or a Subsidiary for reasons other than for "cause", a Participant's employment with the Corporation or a Subsidiary being terminated by reason of injury or disability or a Participant becoming eligible to receive long-term disability benefits, the Participant's participation in the Plan shall be terminated immediately (provided that, for the Participant becoming eligible to receive long-term disability benefits, such termination shall occur on the Eligibility Date), provided that all unvested RSUs in the Participant's Account as of such date relating to a Restriction Period in progress shall remain in effect until the applicable RSU Vesting Determination Date.

13

In the case of a Participant's retirement, this Section 10.3.1.2 shall not apply to a Participant in the event such Participant, directly or indirectly, in any capacity whatsoever, alone, through or in connection with any person, carries on or becomes employed by, engaged in or otherwise commercially involved in, any activity or business in the mining services business prior to the applicable RSU Vesting Determination Date. In such event, Section 10.3.1.1 shall apply to such Participant.

If, on the RSU Vesting Determination Date, the Board or the Committee determines that the vesting conditions were not met for such RSUs, then all unvested RSUs credited to such Participant's Account shall be forfeited and cancelled and the Participant's rights to Shares (or cash or a combination of Shares and cash as permitted under this Plan) that relate to such unvested RSUs shall be forfeited and cancelled.

If, on the RSU Vesting Determination Date, the Board or the Committee determines that the vesting conditions were met for such RSUs, the Participant shall be entitled to receive that number of Shares equal to the number of RSUs outstanding in the Participant's Account in respect of such Restriction Period multiplied by a fraction, the numerator of which shall be the number of completed months of service of the Participant with the Corporation or a Subsidiary during the applicable Performance Period, if any, as of the date of the Participant's retirement, termination or Eligibility Date and the denominator of which shall be equal to the total number of months included in the applicable Performance Period, if any (which calculation shall be made on the applicable RSU Vesting Determination Date) and the Corporation shall distribute such number of Shares (or cash or a combination of Shares and cash as permitted under this Plan) to the Participant or the liquidator, executor or administrator, as the case may be, of the estate of the Participant, as soon as practicable thereafter, but no later than the end of the Restriction Period, the Corporation shall debit the corresponding number of RSUs from such Participant's Account, and the Participant's rights to all other Shares that relate to such Participant's RSUs shall be forfeited and cancelled.

10.3.1.3.

Except as otherwise determined by the Board or the Committee from time to time, at their sole discretion, upon the death of a Participant, the Participant's participation in the Plan shall be terminated immediately, provided that all unvested RSUs in the Participant's Account as of such date relating to a Restriction Period in progress shall remain in effect until the applicable RSU Vesting Determination Date or any earlier date as may be determined by the Board or the Committee.

If, on the applicable RSU Vesting Determination Date or any earlier date as may be determined by the Board or the Committee, the Board or the Committee determines that the vesting conditions were not met for such RSUs, then all unvested RSUs credited to such Participant's Account shall be forfeited and cancelled and the Participant's rights to Shares (or cash or a combination of Shares and cash as permitted under this Plan) that relate to such unvested RSUs shall be forfeited and cancelled.

14

If, on the applicable RSU Vesting Determination Date or any earlier date as may be determined by the Board or the Committee, the Board or the Committee determines that the vesting conditions were met, the liquidator, executor or administrator, as the case may be, of the estate of the Participant shall be entitled to receive that number of Shares equal to the number of RSUs outstanding in the Participant's Account in respect of such Restriction Period multiplied by a fraction, the numerator of which shall be the number of completed months of service of the Participant with the Corporation or a Subsidiary during the applicable Performance Period, if any, as of the date of death of the Participant and the denominator of which shall be equal to the total number of months included in the applicable Performance Period, if any (which calculation shall be made on the applicable RSU Vesting Determination Date or any earlier date as may be determined by the Board or the Committee) and the Corporation shall distribute such number of Shares (or cash or a combination of Shares and cash as permitted under this Plan) to the liquidator, executor or administrator, as the case may be, of the estate of the Participant as soon as practicable thereafter but no later than the end of the Restriction Period, the Corporation shall debit the corresponding number of RSUs from such deceased Participant's Account, and the Participant's right to all other Shares that relate to such deceased Participant's RSUs shall be forfeited and cancelled.

10.3.1.4.

Except as otherwise determined by the Board or the Committee from time to time, at their sole discretion, upon a Participant electing a voluntary leave of absence, including without limitation, maternity and paternity leaves, the Participant's participation in the Plan shall be terminated immediately, provided that all unvested RSUs in the Participant's Account as of such date relating to a Restriction Period in progress shall remain in effect until the applicable RSU Vesting Determination Date.

If, on the applicable RSU Vesting Determination Date, the Board or the Committee determines that the vesting conditions were not met for such RSUs, then all unvested RSUs credited to such Participant's Account shall be forfeited and cancelled and the Participant's rights to Shares (or cash or a combination of Shares and cash as permitted under this Plan) that relate to such unvested RSUs shall be forfeited and cancelled.

If, on the applicable RSU Vesting Determination Date, the Board or the Committee determines that the vesting conditions were met, the Participant shall be entitled to receive that number of Shares equal to the number of RSUs outstanding in the Participant's Account in respect of such Restriction Period multiplied by a fraction, the numerator of which shall be the number of completed months of service of the Participant with the Corporation or a Subsidiary during the relevant Performance Period, if any, as of the date the Participant elects for a voluntary leave of absence and the denominator of which shall be equal to the total number of months included in the relevant Performance Period, if any (which calculation shall be made on the applicable RSU Vesting Determination Date) and the Corporation shall distribute such number of Shares (or cash or a combination of Shares and cash as permitted under this Plan) to the Participant as soon as practicable thereafter but no later than the end of the applicable Restriction Period, the Corporation shall debit the corresponding number of RSUs from such Participant's Account, and the Participant's right to all other Shares that relate to such Participant's RSUs shall be forfeited and cancelled.

15

10.3.1.5.

Subject to applicable laws, the Board or the Committee, as the case may be, may decide, at their sole discretion that Section 10.3.1.4 should not apply to voluntary leaves, including without limitation, maternity and paternity leaves, granted to a Participant by the Corporation for a period of six (6) months or less. In such event, all unvested RSUs in such Participant's Account as of such date relating to a Restriction Period in progress shall remain in effect until the applicable RSU Vesting Determination Date.

10.3.1.6.

For greater certainty, where (i) a Participant's employment with the Corporation or a Subsidiary is terminated pursuant to Sections 10.3.1.1, 10.3.1.2 or 10.3.1.3 hereof or (ii) a Participant elects for a voluntary leave of absence pursuant to Section 10.3.1.4 hereof following the satisfaction of all vesting conditions in respect of particular RSUs but before receipt of the corresponding distribution or payment in respect of such RSUs, the Participant shall remain entitled to such distribution or payment.

SECTION 11 - SHARES SUBJECT TO THE PLAN

11.1.

Subject to adjustment pursuant to provisions of Section 12 hereof, the total number of shares reserved and available for grant and issuance pursuant to Awards (including the shares issuable upon exercise of the options granted under the existing stock option plan of the Corporation, which, as at the date hereof, is equal to 1,686,000 Shares, representing approximately 5% of the total issued and outstanding Shares of the Corporation (on a non-diluted basis) as at the date hereof ("Existing Options")) shall not exceed a number of Shares equal to ten percent (10%) of the total issued and outstanding Shares of the Corporation at the time of granting of Awards (on a non-diluted basis), or such other number as may be approved by the TSX and the shareholders of the Corporation from time to time. Options will no longer be granted under the current stock option plan of the Corporation and all future grants of Awards will be made under this Plan. Any increase in the issued and outstanding Shares (whether as a result of exercise of Awards or otherwise) will result in an increase in the number of Shares that may be issued on Awards outstanding at any time and any increase in the number of Awards granted will, upon exercise, make new grants available under the Plan.

Shares in respect of which an Award is granted under the Plan or Shares in respect of which an Existing Options was granted under the existing stock option plan of the Corporation, but not exercised prior to the termination of such Award or Existing Options or not vested or delivered prior to the termination of such Award or Existing Options, as applicable, due to the expiration, termination or lapse of such Award or Existing Options or otherwise, shall be available for Awards to be granted thereafter pursuant to the provisions of the Plan. All Shares issued pursuant to the exercise or the vesting of the Awards granted under the Plan shall be so issued as fully paid and non-assessable Shares.

SECTION 12 - ADJUSTMENT TO SHARES SUBJECT TO OUTSTANDING AWARDS

12.1.

In the event of any subdivision of the Shares into a greater number of Shares at any time after the grant of an Award to a Participant and prior to the expiration of the term of such Award, the Corporation shall deliver to such Participant, at the time of any subsequent exercise or vesting of such Award in accordance with the terms hereof, in lieu of the number of Shares to which such Participant was theretofore entitled upon such exercise or vesting of such Award, but for the same aggregate consideration payable therefor, such number of Shares as such Participant would have held as a result of such subdivision if on the record date thereof the Participant had been the registered holder of the number of Shares to which such Participant was theretofore entitled upon such exercise or vesting of such Award.

16

12.2.

In the event of any consolidation of Shares into a lesser number of Shares at any time after the grant of an Award to any Participant and prior to the expiration of the term of such Award, the Corporation shall deliver to such Participant at the time of any subsequent exercise or vesting of such Award in accordance with the terms hereof in lieu of the number of Shares to which such Participant was theretofore entitled upon such exercise or vesting of such Award, but for the same aggregate consideration payable therefor, such number of Shares as such Participant would have held as a result of such consideration if on the record date thereof the Participant had been the registered holder of the number of Shares to which such Participant was theretofore entitled upon such exercise or vesting of such Award.

12.3.

If at any time after the grant of an Award to any Participant and prior to the expiration of the term of such Award, the Shares shall be reclassified, reorganised or otherwise changed, otherwise than as specified in Section 12.1 or Section 0 hereof or, subject to the provisions of Section 13.3 hereof, the Corporation shall consolidate, merge or amalgamate with or into another corporation (the corporation resulting or continuing from such consolidation, merger or amalgamation being herein called the "Successor Corporation"), the Participant shall be entitled to receive upon the subsequent exercise or vesting of Award, in accordance with the terms hereof and shall accept in lieu of the number of Shares then subscribed for but for the same aggregate consideration payable therefor, the aggregate number of shares of the appropriate class or other securities of the Corporation or the Successor Corporation (as the case may be) or other consideration from the Corporation or the Successor Corporation (as the case may be) that such Participant would have been entitled to receive as a result of such reclassification, reorganization or other change of shares or, subject to the provisions of Section 13.3 hereof, as a result of such consolidation, merger or amalgamation, if on the record date of such reclassification, reorganization or other change of shares or the effective date of such consolidation, merger or amalgamation, as the case may be, such Participant had been the registered holder of the number of Shares to which such Participant was immediately theretofore entitled upon such exercise or vesting of such Award.

If, at any time after the grant of an Award to any Participant and prior to the expiration of the term of such Award, the Corporation shall make a distribution to all holders of Shares or other securities in the capital of the Corporation, or cash, evidences of indebtedness or other assets of the Corporation (excluding an ordinary course dividend in cash or shares, but including for greater certainty shares or equity interests in a subsidiary or business unit of the Corporation or one of its subsidiaries or cash proceeds of the disposition of such a subsidiary or business unit), or should the Corporation effect any transaction or change having a similar effect, then the price or the number of Shares to which the Participant is entitled upon exercise or vesting of Award shall be adjusted to take into account such distribution, transaction or change. The Board shall determine the appropriate adjustments to be made in such circumstances in order to maintain the Participants' economic rights in respect of their Awards in connection with such distribution, transaction or change.

SECTION 13 - AMENDMENT OR DISCONTINUANCE OF THE PLAN

13.1.	The Board may amend the Plan or any Award at any time without the consent of the Participants provided that such amendment shall:

13.1.1.	not adversely alter or impair any Award previously granted except as permitted by the provisions of Section 12 hereof;

13.1.2.	be subject to any regulatory approvals including, where required, the approval of the TSX; and

13.1.3.

be subject to shareholder approval, where required, by law or the requirements of the TSX, provided that shareholder approval shall not be required for the following amendments and the Board may make any changes which may include but are not limited to:

13.1.3.1.	amendments of a "housekeeping" nature;

17

13.1.3.2.	a change to the vesting provisions of any Award;

13.1.3.3.

the introduction or amendment of a cashless exercise feature payable in securities, whether or not such feature provides for a full deduction of the number of underlying securities from the Plan reserve;

13.1.3.4.	the addition of a form of financial assistance and any amendment to a financial assistance provision which is adopted;

13.1.3.5.	a change to the Eligible Participants of the Plan, including a change which would have the potential of broadening or increasing participation by Insiders; and

13.1.3.6.	the addition of a deferred or restricted share unit or any other provision which results in Participants receiving securities while no cash consideration is received by the issuer.

13.2.	Notwithstanding Section 13.1.3, the Board shall be required to obtain shareholder approval to make the following amendments:

13.2.1.	any change to the maximum number of Shares issuable from treasury under the Plan, except such increase by operation of Section 11 and in the event of an adjustment pursuant to Section 12;

13.2.2.

any amendment which reduces the exercise price of any Award, as applicable, after such an Award has been granted or any cancellation of an Award and the substitution of that Award by a new Award with a reduced price, except in the case of an adjustment pursuant to Section 12;

13.2.3.	any amendment which extends the expiry date of any Award, or the Restriction Period of any RSU beyond the original expiry date, except in case of an extension due to a Black-Out Period;

13.2.4.	any amendment which would permit a change to the Eligible Participants, including a change which would have the potential of broadening or increasing participation by Insiders;

13.2.5.	any amendment which would permit any Award granted under the Plan to be transferable or assignable by any Participant other than as allowed by Section 10.1.2;

13.2.6.

any amendment which increases the maximum number of Shares that may be issued to (i) Insiders and Associates of such Insiders; or (ii) any one Insider and Associates of such Insider under the Plan and any other proposed or established Share Compensation Arrangement in a one-year period, except in case of an adjustment pursuant to Section 12;

13.2.7.

any amendment to the amendment provisions of the Plan, provided that Shares held directly or indirectly by Insiders benefiting from the amendments in Sections 13.2.2 and 13.2.3 shall be excluded when obtaining such shareholder approval.

13.3.

Notwithstanding anything contained to the contrary in the Plan, in a Grant Agreement contemplated herein, but subject to any specific provisions contained in any Employment Agreements, in the event of a Change in Control, a reorganization of the Corporation, an amalgamation of the Corporation, an arrangement involving the Corporation, a take-over bid (as that term is defined in the Securities Act (Québec)) for all of the Shares or the sale or disposition of all or substantially all of the properties and assets of the Corporation, the Board may make such provision for the protection of the rights of the Participants as the Board in its discretion considers appropriate in the circumstances, including, without limitation, changing the Performance Criteria and/or other vesting conditions for the Awards and/or the date on which any Award expires or the Restriction Period, the Performance Period, the Performance Criteria and/or other vesting conditions for the Awards.

18

13.4.

The Board may, by resolution, advance the date on which any Award may be exercised or payable or, subject to applicable regulatory provisions and shareholder approval, extend the expiration date of any Award, in the manner to be set forth in such resolution provided that the period during which an Option or a SAR is exercisable or RSU is outstanding does not exceed ten (10) years from the date such Option or SAR is granted in the case of Options and SARs and three (3) years after the calendar year in which the award is granted in the case of RSUs. The Board shall not, in the event of any such advancement or extension, be under any obligation to advance or extend the date on or by which any Option or SAR may be exercised or RSU may be outstanding by any other Participant.

13.5.

The Committee may, by resolution, but subject to applicable regulatory approvals, decide that any of the provisions hereof concerning the effect of termination of the Participant's employment shall not apply for any reason acceptable to the Committee.

13.6.

The Board may, subject to regulatory approval, discontinue the Plan at any time without the consent of the Participants provided that such discontinuance shall not materially and adversely affect any Awards previously granted to a Participant under the Plan.

SECTION 14 - TAX WITHHOLDING

14.1.

Notwithstanding any other provision of this Plan, all distributions, delivery of Shares or payments to a Participant (or to the liquidator, executor or administrator, as the case may be, of the estate of the Participant) under the Plan shall be made net of applicable source deductions. If the event giving rise to the withholding obligation involves a distribution of Shares, then, the withholding obligation may be satisfied by (a) having the Participant elect to have the appropriate number of such Shares sold by the Corporation, the Corporation's transfer agent and registrar or any trustee appointed by the Corporation pursuant to Section 7.7 hereof, on behalf of and as agent for the Participant as soon as permissible and practicable, with the proceeds of such sale being remitted to the appropriate governmental authorities, or (b) any other mechanism as may be required or appropriate to conform with local tax and other rules.

Notwithstanding the first paragraph of this Section 14, the applicable tax withholdings may be waived where the Participant directs in writing that a payment be made directly to the Participant's registered retirement savings plan in circumstances to which subsection 100(3) of the regulations made under the Income Tax Act (Canada) apply.

SECTION 15 - GOVERNING LAWS

15.1.	The Plan and all matters to which reference is made herein shall be governed by and interpreted in accordance with the laws of the Province of Québec and the laws of Canada applicable therein.

SECTION 16 - EFFECTIVE DATE OF PLAN

16.1.

The Plan was approved by the Board on April 5, 2012 and shall take effect on April 5, 2012, subject to the acceptance of the Plan by the shareholders of the Corporation, the TSX and any other applicable regulatory authorities.

19

Exhibit 4.3

SUBSCRIPTION AGREEMENT

ENTERED INTO IN MONTREAL (QUEBEC) AS OF OCTOBER 31, 2011

AMONG:
FONDS DE SOLIDARITE DES TRAVAILLEURS DU QUEBEC (F.T.Q.), a Corporation duly incorporated under An Act to Establish the Fonds de solidarité des travailleurs du Québec (F.T.Q.) (Quebec), having its head office at 545 Cremazie Blvd East, Suite 200, Montreal, Quebec, H2M 2W4, acting through and represented by Dany Pelletier, its Investment Director – Natural Resources and Chemistry, and Danny Gagné, its Portfolio Manager – Natural Resources, duly authorized for the purposes hereof as they so declare;

(hereinafter referred to as the "Fonds")

AND:
MINES RICHMONT INC., a Corporation duly incorporated under the laws of the Province of Québec, having its head office at 161, Avenue Principale, Rouyn-Noranda, Quebec, J9X 4P6, acting through and represented by Martin Rivard, its President and by Nicole Veilleux, its Chief Financial Officer, duly authorized for the purposes hereof as they so declare;

(hereinafter referred to as the "Corporation")

WHEREAS the Fonds wishes to subscribe for common shares of the Corporation, along with warrants, for a total consideration of $9,996,000 (the “Private Placement”);

THEREFORE, THE PARTIES MUTUALLY AGREE AS FOLLOWS:

1.	SUBSCRIPTION

	1.1.	The Fonds hereby subscribes, as principal for its own account:

		1.1.1.	952,000 common shares of the Corporation (the “Shares”) for a total subscription price of $9,996,000; and

1.1.2.

238,000 warrants, each granting the Fonds the right to subscribe for one common share of the Corporation, at a price of $13 per common share, at all times until 5 PM on December 31, 2012 (the “Warrants”), the whole subject to the terms and conditions contained in the Warrants.

1.2.

The Corporation accepts the Fonds’ subscription and agrees to issue the Shares and the Warrants for the consideration specified herein, which consideration is payable on the date hereof (the “Closing Date”) by cheque.

2

1.3.

The Corporation acknowledges having received from the Fonds on the Closing Date a cheque payable to the Corporation in the amount of $ 9,996,000 which upon cashing by the Corporation promptly after the closing of the Private Placement will constitute full and final payment of the consideration for the issuance of the Shares and the Warrants.

1.4.

Provided that the cheques being delivered by the Fonds and the Corporation on the Closing Date will not be certified, each of the Fonds and the Corporation represent and warrant that each of the Fonds and the Corporation have sufficient available funds for such cheques to be cashed in full, immediately, following the closing of the Private Placement.

2.	REPRESENTATIONS AND WARRANTIES OF THE CORPORATION

The Corporation represents and warrants as of the date hereof to the Fonds that which is indicated below. The Corporation acknowledges that each of the representations and warranties constitute an essential condition to the subscription by the Fonds. The term “Corporation” means the Corporation and each of its Subsidiaries and Richmont means the Corporation only. “Subsidiaries” means any legal person in which the Corporation holds, directly or indirectly, a sufficient number of shares allowing for election of a majority of the members of the board of directors. The term “knowledge” or references to the “Knowledge of the Corporation” or “Richmont’s Knowledge” means the actual knowledge, after reasonable inquiry of Martin Rivard and Nicole Veilleux.

2.1.	As to the Corporation

2.1.1.

The Corporation is validly in existence. Schedule 2.1.1 attached hereto contains the articles of incorporation and by-laws of Richmont as at the date hereof. The Corporation is duly incorporated and organized and is in compliance with all laws governing its existence. The Corporation is not to its knowledge in default with respect to any material corporate filings or declarations required by such laws.

2.1.2.

Richmont has the capacity and necessary corporate powers to execute this Agreement and other ancillary documents related to the Fonds’ investment (collectively the “Documentation”). All of the corporate procedures required to complete the investment of the Fonds, including without limiting the generality of the foregoing, the required authorizations from the directors of Richmont in compliance with its constating law, have been obtained and all resolutions and/or by-laws have been adopted, authorized or, as the case may be, ratified in order to permit the closing of the investment of the Fonds and execution of the Documentation, such that each agreement and related document becomes an enforceable undertaking which binds Richmont and which can be opposed to Richmont in accordance with its respective terms.

3

2.1.3.

Richmont is a reporting issuer complying in all material respects with the requirements of the Securities Act (Québec) and the applicable securities legislation of the provinces of British Columbia, Alberta, Ontario and Québec (collectively the “Applicable Securities Laws”). The issuance of the Shares and the Warrants is not and will not be effected in violation of any provision of the Applicable Securities Laws and the regulations and policies of the exchanges on which its shares are listed (the “Exchanges”) and the other regulatory authorities who have jurisdiction over Richmont. Richmont has no knowledge of any material default or violation of any requirement of the Applicable Securities Laws and of the regulations and policies of the Exchanges; in particular, to the knowledge of Richmont, there is no false or misleading information (as defined in Applicable Securities Laws) which could affect the value or the trading price of the Shares of Richmont, in any document filed by Richmont with applicable regulatory authorities or with an Exchange or otherwise posted on SEDAR (the “Disclosure Documents”). All material changes (as defined in Applicable Securities Laws) relating to the Corporation have been disclosed in the Disclosure Documents.

2.1.4.

There has been no suspension or cease trade order on the common shares of Richmont in the provinces of British Columbia, Alberta, Ontario and Québec and no proceeding to this effect has been commenced, is pending or, to Richmont’s knowledge, is being contemplated by a Regulatory Authority (as defined below).

2.1.5.	The signature of the Documentation and the compliance with the terms and conditions contained therein by Richmont:

2.1.5.1.

were subject to all of the authorizations, approvals, exemptions and consents required by applicable law or by the agreements to which Richmont is a party and do not contravene any provision of the articles of incorporation, by-laws or resolutions of Richmont, or any provision of any material contract to which it is a party;

2.1.5.2.	do not and will not result in any material adverse effect with respect to the assets of the Corporation; and

2.1.5.3.

do not and will not have the effect of (i) creating a default under any existing financing agreement of the Corporation, or (ii) permitting the execution of a lien, hypothec, security or other guarantee against the assets of the Corporation.

4

2.1.6.	The Corporation is not aware of any pending or threatened litigation or any circumstance which may hinder in any material adverse manner whatsoever one or more of the transactions contemplated herein.

2.1.7.

The Corporation validly holds all material licenses, permits, certificates, authorization certificates, authorizations, registrations, consents and other approvals (the “Permits”) required to carry on its business in the normal course, where and as is presently carried on by it. Each Permit is valid and in force and the operations and assets of the Corporation are in compliance with the Permits. The Corporation has no reason to believe, after reasonable inquiry, that any Permit will be revoked, suspended, cancelled or amended or will not be renewed as it becomes due.

2.1.8.

Richmont has no Subsidiaries other than those disclosed in Schedule 2.1.8 attached hereto. Except for the shares held in its Subsidiaries as disclosed in Schedule 2.1.8, Richmont neither owns, directly or indirectly, nor has offered or accepted to acquire shares or securities convertible into shares of any legal person. It holds no interest or participation in any legal person, joint venture or other commercial enterprise.

2.1.9.	The authorized share-capital of the Richmont is comprised of an unlimited number of common shares.

2.1.10.	As of October 28, 2011 there are 32,002,263 issued and outstanding shares of the Corporation.

2.1.11.

Except as disclosed in Schedule 2.1.11, no option or any other right to purchase or redeem shares of the Corporation, or any security convertible into shares, has been authorized or is outstanding and there is no agreement providing for any issuance thereof.

2.1.12.

To the knowledge of Richmont, there exists no shareholders agreement or other agreement or undertaking which governs, in any manner, the exercise of the voting rights attached to the shares of Richmont, except as disclosed in Schedule 2.1.12.

2.1.13.	The Corporation’s main activities (excluding those of its subsidiaries) are mining, mineral exploration and the development of mineral properties, primarily for gold.

2.1.14.	The value of the Corporation’s assets does not exceed $500,000,000 and its net worth is not more than $200,000,000, as evidenced by the Corporation’s latest annual financial statements filed on SEDAR.

5

2.1.15.	The Corporation’s headquarters and decision-making power are located in Québec. The amounts invested by the Fonds will fund the exploration and development of the Corporation’s Wasamac Project.

2.2.	As to the books and ledgers

2.2.1.

The corporate minute books and ledgers of Richmont present fairly, in all material respects, all decisions of Richmont’s directors and shareholders and do not disclose any illegalities or irregularities. All transactions contemplated therein are in conformity with applicable laws in all material respects.

2.2.2.

The accounting books and records of Richmont, as well as all supporting documentation, present fairly and in all material respect the financial position of Richmont, in accordance with generally accepted accounting principles in Canada and International Financial Reporting Standards, as applicable.

2.3.	As to the business

2.3.1.

Richmont, its operations, assets and the property it owns, leases or occupies or which is otherwise under its control are in material compliance with applicable laws, regulations, directives, policies, guidelines, orders, judgments, decisions, injunctions, decrees or norms governing the conduct of the business of the Corporation.

2.4.	As of the assets

2.4.1.

Richmont holds valid title to all of its assets. Except as disclosed in Schedule 2.4.1 attached hereto, such assets are free and clear of any claim, hypothec, or other encumbrance whatsoever and the use of same is not subject to any restriction, other than public utility servitudes or royalties thereon. All royalties material to Richmont have been disclosed by Richmont in publicly filed documents.

2.4.2.

Richmont holds either freehold title, mining leases, mining concessions, mining claims, options or participating interests or other conventional property or proprietary interests or rights, recognized in the jurisdiction in which a particular property is located (collectively, “Mining Rights”), in respect of the ore bodies, minerals and metals located in properties in which Richmont has an interest as described in Richmont’s public disclosure record under valid, subsisting and enforceable title documents or other recognized and enforceable agreements or instruments, sufficient to permit Richmont to explore the minerals relating thereto. All property, options, leases or claims in which Richmont has an interest or right have been validly located and recorded in accordance in all material respects with all applicable laws and are valid and subsisting except where the failure to be so would not result in an material adverse effect. Richmont has all necessary surface rights, access rights and other necessary rights and interests relating to the properties in which Richmont has an interest as described in the Disclosure Documents granting Richmont the right and ability to explore for minerals, ore and metals for development purposes as are appropriate in view of the rights and interest therein of Richmont, with only such exceptions as do not interfere with the use made by Richmont of the rights or interest so held, except in respect of matters that do not and will not result in any material adverse effect; and the proprietary interests or rights and the documents, agreements and instruments and obligations relating thereto referred to above is currently in good standing in the name of Richmont, as applicable, except in respect of matters that do not and will not result in any material adverse effect.

6

2.4.3.

The list of properties and mining claims attached hereto as Schedule 2.4.3 represents all of the mining claims owned by Richmont (the “Mining Claims”). The Mining Claims are in good standing and, with respect to those Mining Claims located in the Province of Québec that have an expiry date prior to the date of this agreement or within 60 days after the date of this agreement, Richmont has filed with the Mining Recorder's Office in the Province of Québec the required work program, including payment of any applicable fees, and taken all required action to maintain the Mining Claims in good standing after such expiry date.

2.4.4.

To the knowledge of Richmont, there is no adverse claim against, or challenge to, the ownership of or title to, the Corporation’s interest in the Mining Rights or the Mining Claims, including any claims by any aboriginal or First Nations groups.

2.4.5.

Without limiting the generality of paragraph 2.1.3, the Corporation is in material compliance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects adopted by the Canadian securities administrators and Regulation 43-101 respecting standards of disclosure for mineral projects (collectively “NI 43-101”) in connection with its properties and has prepared, filed and certified its technical reports in accordance with NI 43-101.

2.5.	As to the financial situation

2.5.1.

The audited consolidated financial statements of Richmont for the financial year ended December 31, 2010 as well as the interim unaudited consolidated financial statements for the second quarter ended June 30, 2011 (the “Financial Statements”) accurately present the financial position of the Corporation and have been prepared in accordance with Canadian generally accepted accounting principles, consistently applied in the same manner as prior financial years and International Financial Reporting Standards, as applicable.

7

2.5.2.

The accounts receivable set out in the Financial Statements arise from the ordinary course of business of the Corporation and, to the knowledge of the Corporation, can be collected or are the object of sufficient and normal allowances for doubtful accounts.

2.5.3.

Richmont has no contingent liabilities in excess of the liabilities that are either reflected or reserved against in the Financial Statements which would reasonably be expected to be material to the financial condition of Richmont on a consolidated basis. As of the date hereof and to the knowledge of Richmont, Richmont has no present actuarial liability in particular with respect to its pension or retirement funds, if any. Richmont has no material debts, commitments, obligations or guarantees which are not set out in the Financial Statements.

2.5.4.

There are no off-balance sheet transactions, arrangements, obligations (including contingent obligations) or other relationships of Richmont with unconsolidated entities or other persons that may have a material current or future effect on the financial condition, changes in financial condition, results of operations, earnings, cash flow, liquidity, capital expenditures, capital resources, or significant components of revenues or expenses of Richmont on a consolidated basis or that would reasonably be expected to be material to an investor.

2.5.5.

Since January 1st, 2011, Richmont has operated its business in the ordinary course, in accordance with applicable law and has not incurred any expense or been a party to any transaction outside the ordinary course of business except as disclosed in the press releases and the material change reports filed on SEDAR form time to time since such date.

2.6.	As to the Tax status

2.6.1.

To Richmont’s knowledge, all federal, provincial, municipal and foreign taxes, consumer taxes, customs duties, capital taxes as well as all governmental charges including, in particular, payments to governmental pension plans, to employment insurance, to governmental health services or any other payments or deductions at source as well as all fees, interest and penalties related to such amounts (the “Taxes”) have been paid or have been the object of appropriate reserves in the Financial Statements. In particular, Richmont has always deducted, from each payment made to its officers and employees, the amount of all Taxes and has always paid such amounts to the appropriate recipients.

8

2.6.2.

To Richmont’s knowledge, it is not in default with respect to the filing of all returns, forms, reports, elections, schedules and all other documents which must be filed with respect to Taxes (the “Tax Returns”) and all such Tax Returns have been filed by the prescribed deadlines.

2.6.3.	To Richmont’s knowledge, except as disclosed in Schedule 2.6.3, it is not currently the subject of any audit or investigation.

2.6.4.

Richmont has completely paid and duly entered in its Financial Statements and accounting ledgers all of its Taxes for all financial years which ended prior to the date hereof and since effected all required installment payments.

2.6.5.	Richmont is a resident of Canada within the meaning of the tax laws.

2.6.6.	Richmont has never been and is not presently required to file Tax Returns with fiscal authorities in all jurisdictions where it carries on business.

2.6.7.

To Richmont’s knowledge, except with respect to (i) the acquisition of all of the issued and outstanding shares of Louvem Mines Inc. and (ii) the acquisition of Patricia Mining Corporation, in the last five fiscal years, the Shares of Richmont have not been the object of a rollover or a tax election under the Income Tax Act (Canada) or the Taxation Act (Québec).

2.6.8.

None of the Tax Returns filed by the Corporation contain any false or misleading statement or omits any material information and all expenses deducted by Richmont for purposes of Taxes in such Tax Returns were justified and validly claimed.

2.7.	As to the contracts

2.7.1.

Richmont maintains adequate insurance with respect to the operation of its business, activities, business interruption, its assets and its liabilities as well as that of its directors. Richmont has fulfilled its obligations in respect of each insurance policy to which it has subscribed. Richmont has duly sent to the insurers all notices required to be given in respect of the policies, relating to any change or circumstance which could increase the risk stipulated in the policies.

9

2.7.2.

The Corporation respects all material contracts to which it is a party and to the Corporation’s knowledge all such contracts are valid, binding and enforceable. The Corporation is not in default or breach of any material contract, lease, agreement, undertaking or instrument to which it is a party.

2.7.3.	The Corporation has not received any notice of non-renewal or cancellation of any of its material contracts, leases, agreements, undertakings or instruments.

2.8.	Environmental situation

	2.8.1.	Richmont, its operations, assets and property it owns, leases or occupies or which is otherwise under its control are in material compliance with applicable Environmental Laws, as defined below.

2.8.2.

The Corporation holds all the material permits required to conduct its business in accordance with Environmental Laws (the “Environmental Permits”). The Corporation has no knowledge of any actual grounds that would lead to a suspension, revocation, expiration, non-renewal or cancellation of any Environmental Permits.

	2.8.3.	The Corporation has adopted an environmental policy, a copy of which is attached as Schedule 2.8.3.

	2.8.4.	Richmont is not currently the subject of an investigation or inspection by any federal, provincial or municipal environmental authority.

2.8.5.

The Corporation has not received a notice of violation or a notice of corrective measures to be implemented or a warning or a written or verbal request for information with respect to an investigation or inspection by a federal, provincial, regional or municipal body concerning environmental matters to the extent such notices, warnings or requests would have a material adverse effect on the operations of Richmont.

2.8.6.

For the purposes hereof “Environmental Laws” means a law, by- law, decree, directive, guideline, order, judgment, policy, requirement of any administrative or judicial authority relating to the environment or the protection thereof.

2.9.	As to litigation

2.9.1.

Except as disclosed in Schedule 2.9.1 attached hereto, there is no material actual or threatened litigation, including any class actions, against the Corporation or with respect to the assets of the Corporation which could result in a material adverse effect on the Corporation.

	2.9.2.	Richmont is not a party to any litigation for which a judgement or settlement remains unsatisfied.

2.10.	As to employees and service providers

2.10.1.

To the knowledge of the Corporation, the Corporation is in compliance with respect to all of the material reports it must complete and all of the assessments and contributions it is legally or contractually required to make as an employer.

2.10.2.

Except as disclosed in Schedule 2.10.2, the Corporation has not established or undertaken to establish a group insurance program, profit sharing plan, a pension or retirement benefit plan, a stock option plan and other programs.

	2.10.3.	The Corporation is not a party to any material labor conflict, grievance or dispute and, to the knowledge of the Corporation, none is threatened.

2.10.4.

All of the amounts owed or due to the employees of the Corporation as salary or severance pay at the date hereof including bonus, commissions, vacation pay or other types of remuneration due and payable as of the date hereof have been fully paid.

2.10.5.

No officer or key employee of Richmont has given notice that he (she) wishes to resign and Richmont has no knowledge of any information that any such officer or key employee could resign as result of the transactions contemplated herein or for any other reason.

2.11.	As to related party transactions

	2.11.1.	No director or officer of Richmont has any material financial interest in a person or business which competes with Richmont.

2.11.2.

Richmont has no loan or account receivable or payable held or payable to any person who is not at arm’s length to it in accordance with applicable tax law except as disclosed in the notes to the Financial Statements.

2.11.3.	To the knowledge of Richmont, Richmont has never effected any transaction the object of which was the sale or purchase of goods or services with non-arm’s length persons as such term is defined by the Income Tax Act (Canada) or Taxation Act (Quebec) for a consideration other than fair market value.

2.12.	Adverse facts or circumstances

	2.12.1.	Richmont has not made any declaration, representation or warranty herein or in any related document which is materially false, incorrect, incomplete or misleading.

3.	OBLIGATIONS OF THE CORPORATION

3.1.

The Corporation undertakes to use the total amount of the proceeds of the subscription of the Fonds for its Wasamac Project, it being understood that any amounts received from the exercise of the Warrants may be allocated to the Corporation’s working capital.

3.2.

For so long as the Fonds holds at least 750,000 (subject to reasonable adjustments/or splits, consolidations or other capital reorganizations) common shares of the Corporation, the Corporation undertakes in favour of the Fonds on behalf of itself and each of its subsidiaries to:

3.2.1.

Contribute, with and at the same time as its employees residing in Québec, to the acquisition of shares of the Fonds at the rate of one dollar ($1.00) for each dollar invested by an employee, up to a maximum amount of two hundred fifty dollars ($250.00) per employee per year;

	3.2.2.	Establish a payroll deduction mechanism enabling employees to purchase shares in the Fonds through direct payroll deductions;

	3.2.3.	Establish a federal and provincial tax abatement mechanism for contributions to the Fonds;

3.2.4.

Contribute to the “Fondation de la formation économique (F.F.E) du Fonds de solidarité des travailleurs du Québec (F.T.Q.)” (F.T.Q. Economic Training Foundation), in the amount of forty dollars ($40.00) (exclusive of taxes) per year per employee residing in Québec who will have worked a minimum of 320 hours during any one financial year, said amount being payable each year within thirty (30) days of the Corporation’s financial year end.

For greater clarity, and not withstanding anything else to the contrary contained herein, if at any time the Fonds holds less that 750,000 (subject to reasonable adjustments/or splits, consolidations or other capital reorganizations) common shares of the Corporation, the obligations of the Corporation in favour of the Fonds pursuant to this Section 3.2 shall immediately and forever terminate.

4.	REPRESENTATIONS AND WARRANTIES

The Fonds represents, warrants, covenants and acknowledges, as applicable, to the Corporation (and acknowledges that the Corporation is relying thereon) that as of the date hereof:

4.1.

The Fonds is a company established and validly subsisting under An Act to Establish the Fonds de Solidarité des Travailleurs du Québec (F.T.Q.) (Québec). The Fonds has the corporate power to enter into and perform its obligations under this Agreement.

4.2.	The execution and delivery of and performance by the Fonds of this Agreement has been duly and validly authorized by all necessary corporate or other action on the part of the Fonds.

4.3.	This Agreement has been duly executed and delivered by the Fonds and constitutes a legal, valid and binding agreement of the Fonds enforceable against it in accordance with its terms.

4.4.

The execution and delivery of and performance of this Agreement do not and will not (or would not with the giving of notice, the lapse of time or the happening of any other event of condition) result in a breach or violation of or a conflict with, or allow any other person to exercise any rights under any of the terms or provisions of the Fond’s constating documents or by-laws, or any provision of any material contract to which the Fonds is a party to.

4.5.

The subscription for Shares and Warrants by the Fonds and the decision to subscribe for such Shares and Warrants and execute this Agreement has been based entirely upon this Agreement and information contained in the public record and that Richmont has not provided any representation to the Fonds other than as contained herein.

4.6.

The distribution of the Shares and Warrants pursuant to this Agreement has not been made through, or as a result of, and is not being accompanied by, (i) a general solicitation, (ii) any advertisements including articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over radio or television, or (iii) any seminar or meeting whose attendees have been invited by general solicitation or general advertising.

4.7.

The Fonds is acquiring the Shares and Warrants as principal for its own account and not as agent and is acquiring the Shares and Warrants for investment purposes only and not with a view to resale or distribution. The Fonds is a resident of Québec and is an “accredited investor”, as such term is defined in National Instrument 45-106 – Prospectus and Registration Exemptions (“NI 45-106”), and it has concurrently executed and delivered a Representation Letter in the form attached as Exhibit 1 hereto and specifically represents and warrants that one or more of the categories set forth in Appendix “A” attached thereto correctly, and in all respects, describes the Fonds, and will describe the Fonds at closing of the purchase and sale of the Shares and Warrants, and the Fonds has so indicated by initialing the category in such Appendix “A” which so describes it.

13

4.8.

The Fonds has been independently advised as to and is aware of the resale restrictions under Applicable Securities Laws with respect to the Shares and the Warrants and the Shares underlying the Warrants.

4.9.	None of the funds that the Fonds is using to purchase the Shares are to the knowledge of the Fonds, proceeds obtained or derived, directly or indirectly, as a result of illegal activities.

4.10.	No person has made any oral or written representations to the Fonds: (i) that any person will resell or repurchase the Shares or Warrants; or (ii) as to the future value or price of any of the Shares.

4.11.	The Fonds has such knowledge of financial and business affairs as to be capable of evaluating the merits and risks of its investment and is able to bear the economic risk of loss of its investment.

5.	ACKNOWLEDGEMENTS OF THE FONDS

5.1.

The offer, sale and issuance of the Shares and Warrants is exempt from the prospectus and registration requirements of Applicable Securities Laws and, as a result: (i) the Fonds will not receive information that would otherwise be required under Applicable Securities Laws or be contained in a prospectus prepared in accordance with Applicable Securities Laws, (ii) the Fonds is restricted from using most of the protections, rights and remedies available under Applicable Securities Laws, including statutory rights of rescission or damages, and (iii) the Corporation is relieved from certain obligations that would otherwise apply under Applicable Securities Laws.

5.2.

No prospectus has been filed with any securities commission or similar regulatory authority in the provinces of British Columbia, Alberta, Ontario or Québec (collectively, the “Regulatory Authorities”) and no Regulatory Authority has made any finding or determination as to the merit for investment in, or made any recommendation or endorsement with respect to, the Shares or Warrants.

5.3.

The Shares and Warrants have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any state securities laws and the Shares and Warrants may not be offered or sold in the United States or to a U.S. person except in compliance with the requirements of an exemption from registration under the U.S. Securities Act and any applicable state securities laws.

5.4.	The Shares and Warrants are being offered for sale only on a “private placement” basis.

5.5.

The certificates representing the Shares and Warrants (and any replacement certificate issued prior to the expiration of the applicable hold periods) will bear the following legend in accordance with Applicable Securities Laws:

“UNLESS PERMITTED UNDER SECURITIES LEGISALTION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITIY BEFORE MARCH 1, 2012.”

5.6.

The certificate representing the Shares and Warrants (and any replacement certificate issued prior to the expiration of the applicable hold periods) will bear a legend substantially in the form of the following legend as required by the TSX:

“THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE LISTED ON THE TORONTO STOCK EXCHANGE (“TSX”); HOWEVER, PRIOR TO [INSERT DATE WHICH IS FOUR MONTHS FROM THE DATE OF ISSUANCE], 2012, THE SAID SECURITIES CANNOT BE TRADED THROUGH THE FACILITIES OF THE TSX SINCE THEY ARE NOT FREELY TRANSFERRABLE, AND CONSEQUENTLY ANY CERTIFICATE REPRESENTING SUCH SECURITIES IS NOT ‘GOOD DELIVERY’ IN SETTLEMENT OF TRANSACTIONS ON THE TSX.”

5.7

The certificate representing the Shares (and any replacement certificate issued prior to the applicable hold periods) will also bear a legend substantially in the form of the following legend in accordance with the Corporation’s Shareholder Rights Plan Agreement dated March 28, 2011:

“UNTIL THE SEPARATION TIME (DEFINED IN THE RIGHTS AGREEMENT REFERRED TO BELOW), THIS CERTIFICATE ALSO EVIDENCES THE RIGHTS OF THE HOLDER DESCRIBED IN A SHAREHOLDER RIGHTS PLAN AGREEMENT DATED AS OF MARCH 28, 2011 AS THE SAME MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME (THE "RIGHTS AGREEMENT"), BETWEEN RICHMONT MINES INC. (THE "COMPANY") AND COMPUTERSHARE INVESTOR SERVICES INC., THE TERMS OF WHICH ARE INCORPORATED HEREIN BY REFERENCE AND A COPY OF WHICH IS ON FILE AT THE PRINCIPAL EXECUTIVE OFFICES OF THE COMPANY. UNDER CERTAIN CIRCUMSTANCES SET OUT IN THE RIGHTS AGREEMENT, THE RIGHTS MAY EXPIRE, MAY BECOME NULL AND VOID OR MAY BECOME EXERCISABLE AND SHALL THEREAFTER BE EVIDENCED BY SEPARATE CERTIFICATES AND NO LONGER EVIDENCED BY THIS CERTIFICATE. THE COMPANY WILL MAIL OR ARRANGE FOR THE MAILING OF A COPY OF THE RIGHTS AGREEMENT TO THE HOLDER OF THIS CERTIFICATE WITHOUT CHARGE AS SOON AS PRACTICABLE AFTER THE RECEIPT OF A WRITTEN REQUEST THEREFOR.”

15

5.8.

The Shares and Warrants may not be sold in Canada or to Canadian residents unless, if applicable, the sale is made pursuant to an available exemption from the prospectus and registration requirements under the securities legislation in the Canadian purchaser’s province or territory of residence or the required “hold” period under Canadian securities legislation has expired.

5.9.

The Private Placement is subject to regulatory consent from the TSX and NYSE Amex, and the listing of (i) the Shares, and (ii) the Shares underlying the Warrants are subject to the approval of the TSX and NYSE Amex.

6.	COVENANTS OF THE FONDS

6.1.

The Fonds will comply with Applicable Securities Laws concerning the subscription, purchase, holding and resale restrictions of the Shares and Warrants and will consult with its legal advisers with respect to complying with resale restrictions under Applicable Securities Laws with respect to the Shares and the Warrants.

6.2.

The Fonds will execute, deliver, file and otherwise assist the Corporation in filing any reports, undertakings and other documents required under Applicable Securities Laws in connection with the offer, sale and issuance of the Shares and Warrants.

7.	INDEMNIFICATION

7.1.

The Corporation agrees that the representations, warranties and covenants of the Corporation herein will be true and correct as of the Closing Date and will survive for a period of eighteen (18) months following such Closing Date, except (i) with respect to tax matters where the representations and warranties will continue to have full force and effect until the expiry of a period of sixty (60) days after the date at which the statute of limitations expires for action by the applicable tax authorities, (ii) in case of fraud, in which case no time limit shall be applicable, and (iii) with respect to the representations and warranties set out in Sections 2.1.1, 2.1.2, 2.1.5, 2.1.9 and 2.1.10 will continue to have full force and effect without regard to a time limitation. The representations, warranties and covenants of the Corporation herein are made with the intent that they be relied upon by the Fonds in determining the Private Placement and the Corporation agrees to indemnify and save harmless the Fonds and its respective affiliates, shareholders, directors, officers, employees, partners and agents from and against any and all loss, liability, claim or damage arising out of or based upon any representation or warranty of the Corporation contained herein not being true and accurate or any breach or failure by the Corporation to comply with any covenant or agreement made by the Corporation herein.

7.2.

The Fonds agrees that the representations, warranties and covenants of the Fonds herein will be true and correct as of the Closing Date and will survive such Closing Date. The representations, warranties and covenants of the Fonds are made with the intent that they be relied upon in determining the eligibility of the Fonds to subscribe for the Shares and Warrants and the Fonds agrees to indemnify and save harmless the Corporation and its respective affiliates, shareholders, directors, officers, employees, partners and agents from and against any and all loss, liability, claim or damage arising out of or based upon any representation or warranty of the Fonds contained herein not being true and accurate or any breach or failure by the Fonds to comply with any covenant or agreement made by the Fonds herein or in any document furnished by the Fonds to the Corporation in connection herewith.

8.	NOTICE

Any notice or other communication which must be given in accordance herewith shall be in writing and sent by telecopier or by messenger to the addresses set out hereunder or to the address or fax number set out in a written notice from one party to the other:

Fonds de solidarité des
travailleurs du Québec (F.T.Q.)
200-545, blvd. Crémazie East
Montréal (Québec) H2M 2W4

To the attention of: Vice-President – Legal Affairs

Telecopier : 514 383-2500

Mines Richmont inc.
161, Avenue Principale
Rouyn-Noranda, Québec J9X 4P6

To the attention of the President

Telecopier: (819) 797-0166

Any notice given as aforesaid shall be presumed to have been received on the date of its receipt by the addressee.

9.	CONFIDENTIALITY

The Fonds agrees that as long as such information is not part of the public domain or required to be disclosed in accordance with applicable law, it will not disclose, publish or reveal in any manner whatsoever and to whomever, any information contained herein.

10.	INTERPRETATION

10.1.	The recitals and the schedules form an integral part of this agreement.

10.2.

No modification or amendments to this agreement shall be valid and binding unless set forth in writing and duly executed by all parties hereto and no waiver of any breach of any term or provision of this agreement shall be effective or binding unless made in writing and signed by the party purporting to give same and, unless otherwise provided, shall be limited to the specific breach waived.

17

10.3.

Any decision of an arbitration board or a court to the effect that any of the provisions of this agreement are null and unenforceable shall in no way affect the other provisions of this agreement or their validity or enforceability.

10.4.	As the context requires, words importing the singular number include the plural, words importing the masculine gender include the feminine gender, and vice versa.

10.5.	The division of this Agreement into Sections and Subsections and the insertion of headings are for convenient reference only and are not to affect its interpretation.

10.6.

This Agreement becomes effective when executed by all parties to it. After that time, it will be binding upon and enure to the benefit of the parties and their respective successors, heirs, executors, administrators and legal representatives. This Agreement is not transferrable or assignable by any party to it.

10.7.

This Agreement and the certificates representing the Warrants entered into between the Corporation and Fonds as of the date hereof and the other documents delivered pursuant to hereto and thereto constitute the full and entire understanding and agreement between the parties with respect to the transactions contemplated herein and no party shall be liable or bound to any other in any manner by any representations, warranties, covenants and agreements except as specifically set forth herein and therein. For greater certainty, upon execution of this Agreement, this Agreement shall supersede and replace the letter of intent dated October 4, 2011 between the parties in its entirety.

10.8.

This Agreement including the Schedules may be executed in any number of counterparts (including counterparts by Facsimile or email in Portable Document Format (“PDF”)) and all such counterparts taken together will be deemed to constitute one and the same document.

10.9.

The present agreement shall be interpreted and governed by the laws in force in the Province of Quebec and the federal laws of Canada applicable therein. The parties hereby irrevocably accept the jurisdiction of the courts of Québec.

10.10.	This Agreement is written in English at the express request of the Parties. Ce contrat est rédigé en anglais à la demande expresse des parties.

[Signature page follows]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement at the place and on the date referred to above.

FONDS DE SOLIDARITÉ DES
TRAVAILLEURS DU QUÉBEC (F.T.Q.)

Per:	(/s/) Dany Pelletier	Per:	(/s/) Danny Gagné
	Dany Pelletier		Danny Gagné
	Investment Director		Portfolio Manager
	Natural Resources and Chemistry		Natural Resources

MINES RICHMONT INC.

Per:	(/s/) Martin Rivard	Per:	(/s/) Nicole Veilleux
	Martin Rivard		Nicole Veilleux
	President		Financial Director

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THESE SECURITIES SHALL NOT TRADE THE SECURITIES BEFORE MARCH 1, 2012.

THE COMMON SHARES UNDERLYING THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE LISTED ON THE TORONTO STOCK EXCHANGE (“TSX”); HOWEVER, PRIOR TO MARCH 1, 2012, THE SAID COMMON SHARES CANNOT BE TRADED THROUGH THE FACILITIES OF THE TSX SINCE THEY ARE NOT FREELY TRANSFERABLE, AND CONSEQUENTLY ANY CERTIFICATE REPRESENTING SUCH SECURITIES IS NOT ‘GOOD DELIVERY’ IN SETTLEMENT OF TRANSACTIONS ON THE TSX.

THIS WARRANT CERTIFICATE AND THE WARRANTS REPRESENTED HEREBY ARE NON-TRANSFERRABLE.

WARRANT CERTIFICATE

Richmont Mines Inc.

(the “Corporation”)

Warrant Certificate
No. October-2011-FTQ

THIS IS TO CERTIFY THAT, for value received, Fonds de solidarité des travailleurs du Québec (F.T.Q.) (the “Holder”) is the registered holder of a warrant (the “Warrant”) evidencing a right issued by Richmont Mines Inc. (the “Corporation”) to the Holder to subscribe and purchase up to and including 238,000 fully paid and non-assessable common shares in the capital of the Corporation without nominal or par value (“Common Shares”) at the Exercise Price (as hereinafter defined), upon the terms and conditions as hereinafter set forth.

1.	Exercise Date

The right granted hereunder to purchase Common Shares shall be exercised at the option of the Holder, at all times, on or before 5:00 p.m., Montreal time on December 31, 2012 (the “Expiry Date”), after which all rights conferred hereunder shall be void and of no further value.

Notwithstanding anything to contrary contained herein, commencing April 1, 2012, the Corporation may, if and only if the Current Market Price (as hereinafter defined) of the Common Shares of the Corporation is higher than $17.00, subject to adjustments in accordance with Section 13 hereof, (the “Acceleration Price”):

(i)	accelerate the term of the Warrants to a sixty (60) day period following the reception by the Holder of a written notice to that effect; or

(ii)	demand that the Holder exercise all of its Warrants in the five (5) business days following the reception by the Holder of a written notice to that effect;

(each, an “Acceleration Period”).

In the event that an Acceleration Period is triggered pursuant to this Section 1, the Warrants which are not exercised during the Acceleration Period shall be void and of no further value. For greater certainty, the Holder shall have the right to exercise its Warrants on or before 5:00 p.m., Montreal time, on the last date of the Acceleration Period.

2.	Exercise Price

The price at which this Warrant Certificate may be exercised is $13.00 per Common Share payable in lawful money in Canada (the “Exercise Price”), subject to adjustments as set out herein.

3.	Payment

The rights granted hereunder may be exercised by the Holder hereof completing the exercise form attached hereto and made a part hereof and delivering same to the principal office of the Corporation, in the City of Rouyn-Noranda, in the Province of Québec, together with this certificate and the purchase price of the Common Shares subscribed for. The purchase price is payable by cash, cheque, wire transfer, bankers’ draft or telegraphic transfer of funds payable in Canadian funds to or to the order of the Corporation.

4.	Share Certificate

Upon compliance with the conditions as aforesaid, the Corporation will cause to be issued to the person or persons in whose name or names the shares are subscribed for, which Common Shares so subscribed for shall be issued as fully paid and non-assessable shares, free from all liens, charges and encumbrances and such person or persons shall be deemed upon presentation and payment as aforesaid, to be the holder or holders of record of such Common Shares. Within three (3) days of compliance with the conditions aforesaid, the Corporation will cause to be mailed or delivered to the holder at the address or address specified in the subscription form a certificate or certificates evidencing the number of Common Shares subscribed for.

5.	Exercise in Whole or in Part

This Warrant may be exercised in whole or in part, and if exercised in part, the Corporation shall issue another certificate evidencing the remaining rights to purchase Common Shares, provided that any such right shall terminate on the Expiry Date.

6.	No Rights of Shareholder Until Exercise

The Holder hereof shall have no rights whatsoever as a shareholder (including any right to receive dividends or other distribution to shareholders or to vote at a general meeting of the shareholders of the Corporation), other than with respect to Common Shares in respect of which the Holder shall have exercised his right to purchase hereunder and which the Holder shall have actually taken up and paid for.

7.	No Fractional Common Shares

No fractional Common Shares will be issued upon exercise of this Warrant Certificate and the number of shares to be issued upon exercise of this Warrant Certificate shall be rounded down to the next whole number of Common Shares. The Corporation shall, in lieu of issuing any fractional share to which the holder hereof would otherwise be entitled, pay to the holder entitled to such fractional share an amount in cash equal to such fraction multiplied by the then effective Exercise Price.

8.	Non-Transfer of Warrants

The Warrants represented hereby shall not be transferrable by the Holder in whole or in part.

9.	Substitution for Lost Warrants

Upon receipt of evidence satisfactory to the Corporation, acting reasonably, of the loss, theft, destruction or mutilation of this Warrant Certificate, the Corporation will issue to the Holder a replacement certificate (containing the same terms and conditions as this Warrant Certificate). All expenses incurred by the Corporation in connection with the issuance of a replacement certificate shall be the responsibility of the Holder.

10.	Covenants by the Corporation

The Corporation hereby covenants and agrees as follows:

(a)	it will at all times maintain its corporate existence;

(b)	it will reserve and there will remain unissued out of its authorized capital a sufficient number of Common Shares to satisfy the rights of acquisition provided for in the Warrant Certificate;

(c)	all Common Shares issued upon exercise of the right to purchase provided for herein shall, upon payment of the Exercise Price therefore, be issued as fully paid and non- assessable shares;

(d)

it will, at its expense and as expeditiously as possible, use its reasonably commercial efforts to cause all Common Shares issuable upon the exercise of the Warrants to be duly conditionally accepted for listing on any stock exchange upon which the Common Shares of the Corporation may be listed prior to the issuance of such Common Shares;

(e)

it will make all requisite filings under applicable securities legislation and the rules and regulations made thereunder including those necessary to remain a reporting issuer not in default of any requirement under such legislation, rules and regulations; and

(f)

it will keep or cause to be kept proper books of account in accordance with good bookkeeping practice and will send to the Holder copies of all financial statements and other material furnished to the holders of Common Shares.

11.	Representations and Warranties of the Corporation

The Corporation hereby represents and warrants that:

(a)

the Corporation is a corporation duly organized, validly existing and in good standing under the laws of the Province of Québec and has all requisite corporate capacity, power and authority to carry on its business, and to own its properties and assets;

(b)	it is duly authorized and has all necessary corporate power and authority to create and issue the Warrants evidenced hereby and the Common Shares issuable upon the exercise of the Warrants;

(c)

this Warrant Certificate has been duly executed and the Warrants evidenced hereby represent a valid, legal and binding obligation of the Corporation enforceable in accordance with its own terms, and the Corporation has the power and authority to issue this Warrant Certificate and to perform each of its obligations as herein contained; and

(d)

the execution and delivery of this Warrant (i) is not, and the issuance of the Common Shares upon exercise of this Warrant in accordance with the terms hereof will not be, inconsistent with the Corporation's articles or by-laws, and (ii) does not and will not contravene any law, governmental rule or regulation, judgment or order applicable to the Corporation.

12.	No Obligation of Holder

Except as provided in Section 1 (ii), the parties agree that the Holder shall have no obligation to the Corporation to exercise the Warrants.

13.	Anti-Dilution Protection

13.1	Definitions

For the purposes of this Section 13, unless there is something in the subject matter or context inconsistent therewith, the words and terms defined below will have the respective meanings specified therefor in this Subsection:

(a)	“Adjustment Period” means the period commencing on the date of issue of this Warrant Certificate and ending on the Expiry Date;

(b)

“Current Market Price” mean at any date the weighted average of the daily averages of the highest and lowest market price for the Common Shares traded on the Toronto Stock Exchange (the “TSX”) during the twenty (20) days where transactions have been recorded on those Common Shares, consecutive or not as the case may be, immediately preceding the date on which the calculation is made.

13.2	Adjustments

The Exercise Price and the Acceleration Price and the number of Common Shares issuable to the Holder pursuant to this Warrant Certificate will be subject to adjustment from time to time in the events and in the manner provided as follows:

(a)	If at any time during the Adjustment Period the Corporation:

	(i)	fixes a record date for the issues of, or issue, Common Shares to the holders of all or substantially all of the outstanding Common Shares by way of a stock dividend;

(ii)

fixes a record date for the distribution to, or makes a distribution to, the holders of all or substantially all of the Common Shares payable in Common Shares or securities exchangeable for or convertible into Common Shares;

	(iii)	subdivides, redivides or changes the outstanding Common Shares into a greater number of Common Shares; or

	(iv)	consolidates, reduces or combines the outstanding Common Shares into a lesser number of Common Shares;

(any of such events in subclauses (i), (ii) (iii) and (iv) above being herein called a “Common Share Reorganization”), the Exercise Price and the Acceleration Price will be adjusted on the earlier of the record date on which holders of Common Shares are determined for the purposes of the Common Share Reorganization and the effective date of the Common Share Reorganization to the amount determined by multiplying the Exercise Price and the Acceleration Price in effect immediately prior to such record date or effective date, as the case may be, by a fraction:

(A)	the numerator of which will be the number of Common Shares outstanding on such record date or effective date before giving effect to such Common Share Reorganization; and

(B)

the denominator of which will be the number of Common Shares which will be outstanding immediately after giving effect to such Common Share Reorganization (including in the case of a distribution of securities exchangeable for or convertible into Common Shares, the number of Common Shares that would be outstanding had such securities all been exchanged for or converted into Common Shares on such date).

To the extent that any adjustment in the Exercise Price and the Acceleration Price occurs pursuant to this clause 13.2(a) as a result of the fixing by the Corporation of a record date for the distribution of securities exchangeable for or convertible into Common Shares, the Exercise Price and the Acceleration Price will be readjusted immediately after the expiry of any relevant exchange or conversion right to the Exercise Price and the Acceleration Price which would then be in effect based upon the number of Common Shares actually issued and remaining issuable after such expiry and will be further readjusted in such manner upon the expiry of any further such right.

(b)

If at any time during the Adjustment Period the Corporation fixes a record date for the issue or distribution of rights, options or warrants to the holders of all or substantially all of the outstanding Common Shares pursuant to which such holders are entitled, during a period expiring not more than 45 days after the record date for such issue (such period being the “Rights Period”), to subscribe for or purchase Common Shares or securities exchangeable for or convertible into Common Shares at a price per share (or in the case of securities exchangeable for or convertible into Common Shares at an exchange or conversion price per share at the date of issue of such securities) of less than 95% of the Current Market Price of the Common Shares on such record date (any of such events being herein called a “Rights Offering”), the Exercise Price and the Acceleration Price will be adjusted effective immediately after the record date for the Rights Offering to the amount determined by multiplying the Exercise Price and the Acceleration Price in effect on such record date by a fraction:

(i)	the numerator of which will be the aggregate of

	(A)	the number of Common Shares outstanding on the record date for the Rights Offering; and

	(B)	the number determined by dividing

(I)

either (a) the product of the number of Common Shares offered during the Rights Period pursuant to the Rights Offering and the price at which such Common Shares are offered, or, (b) the product of the exchange or conversion price of the securities so offered and the number of Common Shares for or into which the securities offered pursuant to the Rights Offering may be exchanged or converted, as the case may be, by

		(II)	the Current Market Price of the Common Shares as of the record date for the Rights Offering; and

(ii)

the denominator of which will be the aggregate of the number of Common Shares outstanding on such record date and the number of Common Shares offered pursuant to the Rights Offering (including in the case of the issue or distribution of securities exchangeable for or convertible into Common Shares the number of Common Shares for or into which such securities may be exchanged or converted).

If by the terms of the rights, options, or warrants referred to in this clause 13.2(b), there is more than one purchase, conversion or exchange price per Common Share, the aggregate price of the total number of additional Common Shares offered for subscription or purchase, or the aggregate conversion or exchange price of the convertible or exchangeable securities so offered, will be calculated for purposes of the adjustment on the basis of the lowest purchase, conversion or exchange price per Common Share, as the case may be. Any Common Shares owned by or held for the account of the Corporation will be deemed not to be outstanding for the purpose of any such calculation. To the extent that any adjustment in the Exercise Price and the Acceleration Price occurs pursuant to this clause 13.2(b) as a result of the fixing by the Corporation of a record date for the issue or distribution of rights, options or warrants referred to in this clause 13.2(b), the Exercise Price and the Acceleration Price will be readjusted immediately after the expiry of any relevant exchange, conversion or exercise right to the Exercise Price and the Acceleration Price which would then be in effect based upon the number of Common Shares actually issued and remaining issuable after such expiry.

(c)	If at any time during the Adjustment Period the Corporation fixes a record date for the issue or distribution to the holders of all or substantially all of the Common Shares of:

	(i)	shares of the Corporation of any class other than Common Shares;

(ii)

rights, options or warrants to acquire Common Shares or securities exchangeable for or convertible into Common Shares (other than rights, options or warrants pursuant to which holders of Common Shares are entitled, during a period expiring not more than 45 days after the record date for such issue, to subscribe for or purchase Common Shares at a price per share (or in the case of securities exchangeable for or convertible into Common Shares at an exchange or conversion price per share at the date of issue of such securities) of at least 95% of the Current Market Price of the Common Shares on such record date);

	(iii)	evidences of indebtedness of the Corporation; or

	(iv)	any property or assets of the Corporation;

and if such issue or distribution does not constitute a Common Share Reorganization or a Rights Offering (any of such non-excluded events being herein called a “Special Distribution”), the Exercise Price and the Acceleration Price will be adjusted effective immediately after the record date for the Special Distribution to the amount determined by multiplying the Exercise Price and the Acceleration Price in effect on the record date for the Special Distribution by a fraction:

(A)	the numerator of which will be the difference between

	(I)	the product of the number of Common Shares outstanding on such record date and the Current Market Price of the Common Shares on such record date, and

(II)

the fair value, as determined by the directors of the Corporation acting reasonably, to the holders of the Common Shares of the shares, rights, options, warrants, evidences of indebtedness or property or assets to be issued or distributed in the Special Distribution, and

(B)	the denominator of which will be the product obtained by multiplying the number of Common Shares outstanding on such record date by the Current Market Price of the Common Shares on such record date.

Any Common Shares owned by or held for the account of the Corporation will be deemed not to be outstanding for the purpose of such calculation. To the extent that any adjustment in the Exercise Price and the Acceleration Price occurs pursuant to this clause 13.2(c) as a result of the fixing by the Corporation of a record date for the issue or distribution of rights, options or warrants to acquire Common Shares or securities exchangeable for or convertible into Common Shares referred to in this clause 13.2(c), the Exercise Price and the Acceleration Price will be readjusted immediately after the expiry of any relevant exercise, exchange or conversion right to the amount which would then be in effect if the fair market value had been determined on the basis of the number of Common Shares issued and remaining issuable immediately after such expiry.

(d)	If at any time during the Adjustment Period there occurs:

(i)

a reclassification or redesignation of the Common Shares, any change of the Common Shares into other shares or securities or any other capital reorganization involving the Common Shares other than a Common Share Reorganization;

(ii)

a consolidation, amalgamation or merger of the Corporation with or into any other body corporate which results in a reclassification or redesignation of the Common Shares or a change or exchange of the Common Shares into other shares or securities; or

	(iii)	the transfer of the undertaking or assets of the Corporation as an entirety or substantially as an entirety to another corporation or entity;

(any of such events being herein called a “Capital Reorganization”), after the effective date of the Capital Reorganization:

(iv)

the Holder will be entitled to receive, and shall accept, upon exercise of the Warrants, in lieu of the number of Common Shares to which the Holder was theretofore entitled upon the exercise of the Warrants, the kind and aggregate number of shares and other securities or property resulting from the Capital Reorganization which the Holder would have been entitled to receive as a result of the Capital Reorganization if, on the effective date thereof, the Holder had been the registered holder of the number of Common Shares to which the Holder was theretofore entitled to purchase or receive upon the exercise of the Warrants; and

(v)

the Exercise Price and the Acceleration Price shall, on the effective date of the Capital Reorganization, be adjusted by multiplying the Exercise Price and the Acceleration Price, as the case may be, in effect immediately prior to such Capital Reorganization by the number of Common Shares purchasable pursuant to this Warrant Certificate immediately prior to the Capital Reorganization, and dividing the product thereof by the number of successor securities determined in Section 13.2(d)(iv) above.

If necessary, as a result of any Capital Reorganization, appropriate adjustments will be made in the application of the provisions of this Section 13.2(d) with respect to the rights and interest thereafter of the Holder to the end that the provisions of this Section 13.2(d) will thereafter correspondingly be made applicable as nearly as may reasonably be practicable in relation to any shares or other securities or property thereafter deliverable upon the exercise of the Warrants.

(e)

If at any time during the Adjustment Period any adjustment or readjustment in the Exercise Price and the Acceleration Price occurs pursuant to the provisions of clauses 13.2(a), (b) or (c) hereof, then the number of Common Shares issuable upon the subsequent exercise of the Warrants will be simultaneously adjusted or readjusted, as the case may be, by multiplying the number of Common Shares issuable upon the exercise of the Warrants immediately prior to such adjustment or readjustment by a fraction which will be the reciprocal of the fraction used in the adjustment or readjustment of the Exercise Price and the Acceleration Price.

13.3	Rules

The following rules and procedures will be applicable to adjustments made pursuant to Section 13.2 of this Warrant Certificate.

(a)	Subject to the following provisions of this Section 13.3, any adjustment made pursuant to Section 13.2 hereof will be made successively whenever an event referred to therein will occur.

(b)

No adjustment in the Exercise Price and the Acceleration Price will be required unless the adjustment would result in a change of at least one per cent in the Exercise Price and the Acceleration Price then in effect and no adjustment will be made in the number of Common Shares purchasable or issuable on the exercise of the Warrants unless it would result in a change of at least one one-hundredth of a Common Share; provided, however, that any adjustments which except for the provisions of this Section 13.3(b) would otherwise have been required to be made will be carried forward and taken into account in any subsequent adjustment.

(c)

No adjustment in the Exercise Price and the Acceleration Price or in the number or kind of securities purchasable on the exercise of the Warrants will be made in respect of any event described in Section 13.3 hereof if the Holder is entitled to participate in such event on the same terms mutatis mutandis as if the Holder had exercised the Warrants prior to or on the record date or effective date, as the case may be, of such event.

(d)

If the Corporation sets a record date to determine holders of Common Shares for the purpose of entitling such holders to receive any dividend or distribution or any subscription or purchase rights and will, thereafter and before the distribution to such holders of any such dividend, distribution or subscription or purchase rights, legally abandon its plan to pay or deliver such dividend, distribution or subscription or purchase rights, no adjustment in the Exercise Price and the Acceleration Price or the number of Common Shares purchasable upon the exercise of the Warrants will be required by reason of the setting of such record date.

(e)

In any case in which this Warrant Certificate requires that an adjustment become effective immediately after a record date for an event referred to in Section 13.2 hereof, the Corporation may defer, until the occurrence of such event:

(i)

issuing to the Holder, to the extent that the Warrants are exercised after such record date and before the occurrence of such event, the additional Common Shares issuable upon such exercise by reason of the adjustment required by such event; and

(ii)

delivering to the Holder any distribution declared with respect to such additional Common Shares after such record date and before such event; provided, however, that the Corporation delivers to the Holder an appropriate instrument evidencing the right of the Holder, upon the occurrence of the event requiring the adjustment, to an adjustment in the Exercise Price and the Acceleration Price or the number of Common Shares purchasable upon the exercise of the Warrants and to such distributions declared with respect to any such additional Common Shares issuable on the exercise of the Warrants.

(f)

If a dispute arises at any time with respect to any adjustment of the Exercise Price and the Acceleration Price or the number of Common Shares purchasable pursuant to this Warrant Certificate, such dispute will be conclusively determined by the auditors of the Corporation or if they are unable or unwilling to act by such other firm of independent chartered accountants as may be selected by the directors, acting reasonably.

(g)

Notwithstanding anything to the contrary contained in this Section 13, no adjustment shall be made in the acquisition rights attached to the Warrants if the issue of Common Shares is being made pursuant to this Warrant Certificate, pursuant to any stock option, stock option plan or stock purchase plan in force from time to time for officers or employees of the Corporation, or pursuant to any stock option granted by the Corporation prior to the date of this Warrant Certificate.

(h)

Adjustments to the Exercise Price and the Acceleration Price or the number of Common Shares purchasable pursuant to this Warrant Certificate may be subject to the prior approval of the Toronto Stock Exchange.

13.4	Taking of Actions

As a condition precedent to the taking of any action which would require an adjustment pursuant to Section 13.2 hereof, the Corporation shall take any action which may, in the opinion of the Corporation's legal counsel, be necessary in order that the Corporation may validly and legally issue as fully paid and non-assessable shares all of the Common Shares which the Holder is entitled to receive in accordance with the provisions of this Warrant Certificate.

13.5	Notice of Adjustments

Whenever an adjustment is to be made pursuant to this Section 13 hereof, the Corporation shall prepare a certificate signed by its chief financial officer setting forth, in reasonable detail, the event requiring the adjustment, the amount of the adjustment, the method by which such adjustment was calculated, and the revised Exercise Price and/or Acceleration Price after giving effect to such adjustment and shall cause a copy of such certificate to be mailed to the holder of this Warrant.

14.	Change of Control

For the purpose of this Section 14, the following terms have the following meanings:

“Change of Control Event” means (i) an offer from a third party to purchase 50% or more of the issued and outstanding common shares of the Corporation; (ii) a consolidation, amalgamation, arrangement, take-over, reverse take-over or merger of the Corporation with or into any other corporation or other entity where the shareholders of the Corporation immediately prior to such transaction will not beneficially own, immediately after such transaction, shares entitling such shareholders to more than fifty percent (50%) of all votes to which all shareholders of the surviving corporation would be entitled in the election of directors; (iii) the sale or disposition of all or substantially all of the assets of the Corporation; or (iv) any decision of the Corporation to wind-up, liquidate or dissolve.

Notwithstanding anything to the contrary contained herein, in the event of a Change of Control Event, the Corporation may, in its sole discretion, without the necessity or requirement for the agreement of the Holder hereof: (i) accelerate, conditionally or otherwise, on such terms as it sees fit, the Expiry Date of the Warrants, provided, however, that the Holder shall have at least five (5) business days to exercise its Warrants following the reception by the Holder of a written notice to this effect; and (ii) terminate, following the successful completion of such Change of Control Event, on such terms as it sees fit, the Warrants not exercised prior to the successful completion of such Change of Control Event. The determination of the board of directors of the Corporation in respect of any such Change of Control Event shall for the purposes of this Warrant Certificate be final, conclusive and binding.

15.	Legend

Any certificate representing Common Shares issued upon exercise of the Warrants prior to the date which is four months and one day after the date hereof will bear the following legend:

"THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE LISTED ON THE TORONTO STOCK EXCHANGE (“TSX”); HOWEVER, PRIOR TO MARCH 1, 2012, THE SAID SECURITIES CANNOT BE TRADED THROUGH THE FACILITIES OF THE TSX SINCE THEY ARE NOT FREELY TRANSFERRABLE, AND CONSEQUENTLY ANY CERTIFICATE REPRESENTING SUCH SECURITIES IS NOT ‘GOOD DELIVERY’ IN SETTLEMENT OF TRANSACTIONS ON THE TSX.

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NO TRADE THE SECURITY BEFORE MARCH 1, 2012."

16.	Governing Law

This Warrant shall be governed by the laws of the Province of Québec and the federal laws of Canada applicable therein.

17.	Remedies

In the event of a violation, contravention, breach or threatened breach of this Warrant Certificate by the Corporation, the Holder shall be entitled to seek equitable relief without limitation both temporary and permanent injunctive relief or safeguard order. The right of the Holder to injunctive relief shall be in addition to any and all other remedies available to it and shall not be construed to prevent it from pursuing, either consecutively or concurrently, any and all other legal or equitable remedies available to it including the recovery of monetary damages.

18.	Survival of Representations and Warranties

The representations and warranties of the Corporation in this Warrant Certificate shall survive the execution and delivery of this Warrant Certificate and the consummation of the transactions contemplated hereby, notwithstanding any investigation by the Corporation or its agents.

19.	Interpretation Not Effected by Headings

A division of these terms and conditions into Sections and Subsections and the insertion of headings are for convenience of reference only and shall not effect the construction of interpretation thereof.

20.	Gender

Whenever used in this Warrant, unless the context otherwise requires, words importing the singular shall include the plural and vice versa, and words importing gender shall include all genders.

21.	Numbering of Articles

Unless otherwise stated, a reference herein to a number or lettered article, Section, Subsection, clause, subclause or schedule refers to the article, Section, Subsection, clause, subclause or schedule bearing that number or letter in this Warrant.

22.	Severability

If any covenant or provision herein or any portion hereof is determined to be void, unenforceable or prohibited by the law of any province or the local requirements of any provincial or federal government authority such shall not be deemed to affect or impair the validity of any other covenant or provision herein or a portion thereof, as the case may be, nor the validity of such covenant or provision or a portion thereof, as the case may be, in any other jurisdiction.

23.	Notices

All notices, reports or other communication required or permitted by this Warrant Certificate must be in writing and either delivered by hand or by any form of electronic communication by means of which a written or typed copy is produced by the receiver thereof and is effective on actual receipt unless sent by electronic means in which case it is effective on the business day next following the date of transmission, addressed to the relevant party, as follows:

(a)	to the Corporation:

161, Avenue Principale
Rouyn-Noranda (Québec) J9X 4P6

	Attention:	President
	Telecopier:	(819) 797-0166

(b)	to the Holder:

Suite 200
545, blvd. Crémazie East
Montreal (Québec) H2M 2W4

	Attention:	Vice-President – Legal Affairs
	Telecopier:	(514) 383-2500

24.	Enurement

This Warrant Certificate and all of its provisions shall enure to the benefit of the Holder, its successors and assigns and shall be binding upon the Corporation, its successors and assigns, provided, however, that the Holder may not assign this Warrant Certificate or any interest herein acceptable without the written consent of the Corporation, such consent not to be unreasonably withheld.

25.	Modification and Waiver

This Warrant and any provision hereof may be changed, waived, discharged or terminated only by an instrument in writing signed by the party against which enforcement of the same is sought.

26.	No Impairment

The Corporation will not, by amendment of its Articles of Incorporation or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Warrant, but will at all times in good faith assist in the carrying out of all such terms and in the taking of all such action as may be necessary or appropriate in order to protect the rights of the holder hereof against impairment.

27.	Language

This Warrant Certificate has been prepared in the English language at the express request of the parties hereto. Les parties aux présentes ont demandé que le présent certificat soit rédigé dans la langue anglaise.

28.	Time

Time shall be of the essence hereof.

[Remainder of page intentionally left blank.]

IN WITNESS WHEREOF the Corporation has caused this Warrant Certificate to be signed by the signature of a duly authorized officer effective this 31st day of October, 2011.

RICHMONT MINES INC.

Per:	(/s/) Martin Rivard
Name: Martin Rivard
Title: President and CEO

EXERCISE FORM

TO:	Richmont Mines Inc.

The undersigned hereby irrevocably exercises the right to acquire, on the basis of one Common Share for each of one Warrant represented by this Warrant Certificate, _____________________ Common Shares of Richmont Mines Inc. as constituted on October 31, 2011 (or such number of other securities or property to which such Warrants entitle the undersigned in lieu thereof or in addition thereto under the provisions of this Warrant Certificate in accordance with and subject to the provisions of this Warrant Certificate) and encloses herewith a cheque, wire transfer, bank draft or money order, in lawful money of Canada payable to the order of Richmont Mines Inc. in the amount of $_____________ representing the aggregate subscription price.

The Common Shares (or other securities or property) are to be issued as follows:

Name:
(print clearly)

Address in full:

Number of Common Shares:

Note: If further nominees intended, please attach (and initial) schedule giving these particulars.

DATED this day of ____, 20___

Witness	(Signature of Warrantholder)

Print full name

Print full address

Instructions:

1.

The registered holder may exercise its right to receive Common Shares by completing this form and surrendering this form and the Warrant Certificate representing the Warrants being exercised to the Corporation at its head office at 161, Avenue Principale, Rouyn-Noranda, Québec, J9X 4P6. Certificates for Common Shares will be delivered or mailed within three days after the exercise of the Warrants. The rights of the registered holder hereof cease if the Warrants are not exercised prior to 5:00 p.m. (Montreal time) on the Expiry Date.

2.

If the Exercise Form indicates that Common Shares are to be issued to a person or persons other than the registered holder of the Certificate, the signature of such holder of the Exercise Form must be guaranteed by an authorized officer of a chartered bank, trust company or an investment dealer who is a member of a recognized stock exchange.

3.

If the Exercise Form is signed by a trustee, executor, administrator, curator, guardian, attorney, officer of a corporation or any person acting in a fiduciary or representative capacity, the certificate must be accompanied by evidence of authority to sign satisfactory to the Corporation.

SUBSCRIPTION AGREEMENT

ENTERED INTO IN MONTREAL (QUEBEC) AS OF OCTOBER 31, 2011

AND:
FONDS RÉGIONAL DE SOLIDARITÉ ABITIBI-TÉMISCAMINGUE, SOCIÉTÉ EN COMMANDITE, a limited partnership duly formed under the Code civil du Québec having its head office at 201, Terminus Street West, Suite 3100, Rouyn-Noranda, Québec, J9X 2P7, acting through and represented by its general partner Fonds régionaux de solidarité inc., itself acting through and represented by Carl Gilbert, its Portfolio Manager, duly authorized for the purposes hereof as they so declare;

(hereinafter referred to as the "FRS")

AND:
MINES RICHMONT INC., a Corporation duly incorporated under the laws of the Province of Québec, having its head office at 161, Avenue Principale, Rouyn-Noranda, Quebec, J9X 4P6, acting through and represented by Martin Rivard, its President and by Nicole Veilleux, its Chief Financial Officer, duly authorized for the purposes hereof as they so declare;

(hereinafter referred to as the "Corporation")

WHEREAS the FRS wishes to subscribe for common shares of the Corporation, along with warrants, for a total consideration of $299,250 (the “Private Placement”);

THEREFORE, THE PARTIES MUTUALLY AGREE AS FOLLOWS:

1.	SUBSCRIPTION

	1.1.	The FRS hereby subscribes, as principal for its own account:

		1.1.1.	28,500 common shares of the Corporation (the “Shares”) for a total subscription price of $299,250; and

1.1.2.

7,125 warrants, each granting the FRS the right to subscribe for one common share of the Corporation, at a price of $13 per common share, at all times until 5PM on December 31, 2012 (the “Warrants”), the whole subject to the terms and conditions contained in the Warrants.

1.2.

The Corporation accepts the FRS’ subscription and agrees to issue the Shares and the Warrants for the consideration specified herein, which consideration is payable on the date hereof (the “Closing Date”) by cheque.

2

1.3.

The Corporation acknowledges having received from the FRS on the Closing Date a cheque payable to the Corporation in the amount of $ 299,250 which upon cashing by the Corporation promptly after the closing of the Private Placement will constitute full and final payment of the consideration for the issuance of the Shares and the Warrants.

1.4.

Provided that the cheques being delivered by the FRS and the Corporation on the Closing Date will not be certified, each of the FRS and the Corporation represent and warrant that each of the FRS and the Corporation have sufficient available funds for such cheques to be cashed in full, immediately, following the closing of the Private Placement.

2.	REPRESENTATIONS AND WARRANTIES OF THE CORPORATION

The Corporation represents and warrants as of the date hereof to the FRS that which is indicated below. The Corporation acknowledges that each of the representations and warranties constitute an essential condition to the subscription by the FRS. The term “Corporation” means the Corporation and each of its Subsidiaries and Richmont means the Corporation only. “Subsidiaries” means any legal person in which the Corporation holds, directly or indirectly, a sufficient number of shares allowing for election of a majority of the members of the board of directors. The term “knowledge” or references to the “Knowledge of the Corporation” or “Richmont’s Knowledge” means the actual knowledge, after reasonable inquiry of Martin Rivard and Nicole Veilleux.

2.1.	As to the Corporation

2.1.1.

The Corporation is validly in existence. Schedule 2.1.1 attached hereto contains the articles of incorporation and by-laws of Richmont as at the date hereof. The Corporation is duly incorporated and organized and is in compliance with all laws governing its existence. The Corporation is not to its knowledge in default with respect to any material corporate filings or declarations required by such laws.

2.1.2.

Richmont has the capacity and necessary corporate powers to execute this Agreement and other ancillary documents related to the FRS’ investment (collectively the “Documentation”). All of the corporate procedures required to complete the investment of the FRS, including without limiting the generality of the foregoing, the required authorizations from the directors of Richmont in compliance with its constating law, have been obtained and all resolutions and/or by-laws have been adopted, authorized or, as the case may be, ratified in order to permit the closing of the investment of the FRS and execution of the Documentation, such that each agreement and related document becomes an enforceable undertaking which binds Richmont and which can be opposed to Richmont in accordance with its respective terms.

3

2.1.3.

Richmont is a reporting issuer complying in all material respects with the requirements of the Securities Act (Québec) and the applicable securities legislation of the provinces of British Columbia, Alberta, Ontario and Québec (collectively the “Applicable Securities Laws”). The issuance of the Shares and the Warrants is not and will not be effected in violation of any provision of the Applicable Securities Laws and the regulations and policies of the exchanges on which its shares are listed (the “Exchanges”) and the other regulatory authorities who have jurisdiction over Richmont. Richmont has no knowledge of any material default or violation of any requirement of the Applicable Securities Laws and of the regulations and policies of the Exchanges; in particular, to the knowledge of Richmont, there is no false or misleading information (as defined in Applicable Securities Laws) which could affect the value or the trading price of the Shares of Richmont, in any document filed by Richmont with applicable regulatory authorities or with an Exchange or otherwise posted on SEDAR (the “Disclosure Documents”). All material changes (as defined in Applicable Securities Laws) relating to the Corporation have been disclosed in the Disclosure Documents.

2.1.4.

There has been no suspension or cease trade order on the common shares of Richmont in the provinces of British Columbia, Alberta, Ontario and Québec and no proceeding to this effect has been commenced, is pending or, to Richmont’s knowledge, is being contemplated by a Regulatory Authority (as defined below).

2.1.5.	The signature of the Documentation and the compliance with the terms and conditions contained therein by Richmont:

2.1.5.1.

were subject to all of the authorizations, approvals, exemptions and consents required by applicable law or by the agreements to which Richmont is a party and do not contravene any provision of the articles of incorporation, by-laws or resolutions of Richmont, or any provision of any material contract to which it is a party;

2.1.5.2.	do not and will not result in any material adverse effect with respect to the assets of the Corporation; and

2.1.5.3.

do not and will not have the effect of (i) creating a default under any existing financing agreement of the Corporation, or (ii) permitting the execution of a lien, hypothec, security or other guarantee against the assets of the Corporation.

2.1.6.	The Corporation is not aware of any pending or threatened litigation or any circumstance which may hinder in any material adverse manner whatsoever one or more of the transactions contemplated herein.

2.1.7.

The Corporation validly holds all material licenses, permits, certificates, authorization certificates, authorizations, registrations, consents and other approvals (the “Permits”) required to carry on its business in the normal course, where and as is presently carried on by it. Each Permit is valid and in force and the operations and assets of the Corporation are in compliance with the Permits. The Corporation has no reason to believe, after reasonable inquiry, that any Permit will be revoked, suspended, cancelled or amended or will not be renewed as it becomes due.

2.1.8.

Richmont has no Subsidiaries other than those disclosed in Schedule 2.1.8 attached hereto. Except for the shares held in its Subsidiaries as disclosed in Schedule 2.1.8, Richmont neither owns, directly or indirectly, nor has offered or accepted to acquire shares or securities convertible into shares of any legal person. It holds no interest or participation in any legal person, joint venture or other commercial enterprise.

2.1.9.	The authorized share-capital of the Richmont is comprised of an unlimited number of common shares.

2.1.10.	As of October 28, 2011 there are 32,002,263 issued and outstanding shares of the Corporation.

2.1.11.

Except as disclosed in Schedule 2.1.11, no option or any other right to purchase or redeem shares of the Corporation, or any security convertible into shares, has been authorized or is outstanding and there is no agreement providing for any issuance thereof.

2.1.12.

To the knowledge of Richmont, there exists no shareholders agreement or other agreement or undertaking which governs, in any manner, the exercise of the voting rights attached to the shares of Richmont, except as disclosed in Schedule 2.1.12.

2.1.13.	The Corporation’s main activities (excluding those of its subsidiaries) are mining, mineral exploration and the development of mineral properties, primarily for gold.

2.1.14.	The value of the Corporation’s assets does not exceed $500,000,000 and its net worth is not more than $200,000,000, as evidenced by the Corporation’s latest annual financial statements filed on SEDAR.

2.1.15.	The Corporation’s headquarters and decision-making power are located in Québec. The amounts invested by the FRS will fund the exploration and development of the Corporation’s Wasamac Project.

2.2.	As to the books and ledgers

2.2.1.

The corporate minute books and ledgers of Richmont present fairly, in all material respects, all decisions of Richmont’s directors and shareholders and do not disclose any illegalities or irregularities. All transactions contemplated therein are in conformity with applicable laws in all material respects.

2.2.2.

The accounting books and records of Richmont, as well as all supporting documentation, present fairly and in all material respect the financial position of Richmont, in accordance with generally accepted accounting principles in Canada and International Financial Reporting Standards, as applicable.

2.3.	As to the business

2.3.1.

Richmont, its operations, assets and the property it owns, leases or occupies or which is otherwise under its control are in material compliance with applicable laws, regulations, directives, policies, guidelines, orders, judgments, decisions, injunctions, decrees or norms governing the conduct of the business of the Corporation.

2.4.	As of the assets

2.4.1.

Richmont holds valid title to all of its assets. Except as disclosed in Schedule 2.4.1 attached hereto, such assets are free and clear of any claim, hypothec, or other encumbrance whatsoever and the use of same is not subject to any restriction, other than public utility servitudes or royalties thereon. All royalties material to Richmont have been disclosed by Richmont in publicly filed documents.

2.4.2.

Richmont holds either freehold title, mining leases, mining concessions, mining claims, options or participating interests or other conventional property or proprietary interests or rights, recognized in the jurisdiction in which a particular property is located (collectively, “Mining Rights”), in respect of the ore bodies, minerals and metals located in properties in which Richmont has an interest as described in Richmont’s public disclosure record under valid, subsisting and enforceable title documents or other recognized and enforceable agreements or instruments, sufficient to permit Richmont to explore the minerals relating thereto. All property, options, leases or claims in which Richmont has an interest or right have been validly located and recorded in accordance in all material respects with all applicable laws and are valid and subsisting except where the failure to be so would not result in an material adverse effect. Richmont has all necessary surface rights, access rights and other necessary rights and interests relating to the properties in which Richmont has an interest as described in the Disclosure Documents granting Richmont the right and ability to explore for minerals, ore and metals for development purposes as are appropriate in view of the rights and interest therein of Richmont, with only such exceptions as do not interfere with the use made by Richmont of the rights or interest so held, except in respect of matters that do not and will not result in any material adverse effect; and the proprietary interests or rights and the documents, agreements and instruments and obligations relating thereto referred to above is currently in good standing in the name of Richmont, as applicable, except in respect of matters that do not and will not result in any material adverse effect.

6

2.4.3.

The list of properties and mining claims attached hereto as Schedule 2.4.3 represents all of the mining claims owned by Richmont (the “Mining Claims”). The Mining Claims are in good standing and, with respect to those Mining Claims located in the Province of Québec that have an expiry date prior to the date of this agreement or within 60 days after the date of this agreement, Richmont has filed with the Mining Recorder's Office in the Province of Québec the required work program, including payment of any applicable fees, and taken all required action to maintain the Mining Claims in good standing after such expiry date.

2.4.4.

To the knowledge of Richmont, there is no adverse claim against, or challenge to, the ownership of or title to, the Corporation’s interest in the Mining Rights or the Mining Claims, including any claims by any aboriginal or First Nations groups.

2.4.5.

Without limiting the generality of paragraph 2.1.3, the Corporation is in material compliance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects adopted by the Canadian securities administrators and Regulation 43-101 respecting standards of disclosure for mineral projects (collectively “NI 43-101”) in connection with its properties and has prepared, filed and certified its technical reports in accordance with NI 43-101.

2.5.	As to the financial situation

2.5.1.

The audited consolidated financial statements of Richmont for the financial year ended December 31, 2010 as well as the interim unaudited consolidated financial statements for the second quarter ended June 30, 2011 (the “Financial Statements”) accurately present the financial position of the Corporation and have been prepared in accordance with Canadian generally accepted accounting principles, consistently applied in the same manner as prior financial years and International Financial Reporting Standards, as applicable.

2.5.2.

The accounts receivable set out in the Financial Statements arise from the ordinary course of business of the Corporation and, to the knowledge of the Corporation, can be collected or are the object of sufficient and normal allowances for doubtful accounts.

2.5.3.

Richmont has no contingent liabilities in excess of the liabilities that are either reflected or reserved against in the Financial Statements which would reasonably be expected to be material to the financial condition of Richmont on a consolidated basis. As of the date hereof and to the knowledge of Richmont, Richmont has no present actuarial liability in particular with respect to its pension or retirement funds, if any. Richmont has no material debts, commitments, obligations or guarantees which are not set out in the Financial Statements.

2.5.4.

There are no off-balance sheet transactions, arrangements, obligations (including contingent obligations) or other relationships of Richmont with unconsolidated entities or other persons that may have a material current or future effect on the financial condition, changes in financial condition, results of operations, earnings, cash flow, liquidity, capital expenditures, capital resources, or significant components of revenues or expenses of Richmont on a consolidated basis or that would reasonably be expected to be material to an investor.

2.5.5.

Since January 1st, 2011, Richmont has operated its business in the ordinary course, in accordance with applicable law and has not incurred any expense or been a party to any transaction outside the ordinary course of business except as disclosed in the press releases and the material change reports filed on SEDAR form time to time since such date.

2.6.	As to the Tax status

2.6.1.

To Richmont’s knowledge, all federal, provincial, municipal and foreign taxes, consumer taxes, customs duties, capital taxes as well as all governmental charges including, in particular, payments to governmental pension plans, to employment insurance, to governmental health services or any other payments or deductions at source as well as all fees, interest and penalties related to such amounts (the “Taxes”) have been paid or have been the object of appropriate reserves in the Financial Statements. In particular, Richmont has always deducted, from each payment made to its officers and employees, the amount of all Taxes and has always paid such amounts to the appropriate recipients.

2.6.2.

To Richmont’s knowledge, it is not in default with respect to the filing of all returns, forms, reports, elections, schedules and all other documents which must be filed with respect to Taxes (the “Tax Returns”) and all such Tax Returns have been filed by the prescribed deadlines.

2.6.3.	To Richmont’s knowledge, except as disclosed in Schedule 2.6.3, it is not currently the subject of any audit or investigation.

2.6.4.

Richmont has completely paid and duly entered in its Financial Statements and accounting ledgers all of its Taxes for all financial years which ended prior to the date hereof and since effected all required installment payments.

2.6.5.	Richmont is a resident of Canada within the meaning of the tax laws.

2.6.6.	Richmont has never been and is not presently required to file Tax Returns with fiscal authorities in all jurisdictions where it carries on business.

2.6.7.

To Richmont’s knowledge, except with respect to (i) the acquisition of all of the issued and outstanding shares of Louvem Mines Inc. and (ii) the acquisition of Patricia Mining Corporation in the last five fiscal years, the Shares of Richmont have not been the object of a rollover or a tax election under the Income Tax Act (Canada) or the Taxation Act (Québec).

2.6.8.

None of the Tax Returns filed by the Corporation contain any false or misleading statement or omits any material information and all expenses deducted by Richmont for purposes of Taxes in such Tax Returns were justified and validly claimed.

2.7.	As to the contracts

2.7.1.

Richmont maintains adequate insurance with respect to the operation of its business, activities, business interruption, its assets and its liabilities as well as that of its directors. Richmont has fulfilled its obligations in respect of each insurance policy to which it has subscribed. Richmont has duly sent to the insurers all notices required to be given in respect of the policies, relating to any change or circumstance which could increase the risk stipulated in the policies.

2.7.2.

The Corporation respects all material contracts to which it is a party and to the Corporation’s knowledge all such contracts are valid, binding and enforceable. The Corporation is not in default or breach of any material contract, lease, agreement, undertaking or instrument to which it is a party.

2.7.3.	The Corporation has not received any notice of non-renewal or cancellation of any of its material contracts, leases, agreements, undertakings or instruments.

2.8.	Environmental situation

	2.8.1.	Richmont, its operations, assets and property it owns, leases or occupies or which is otherwise under its control are in material compliance with applicable Environmental Laws, as defined below.

2.8.2.

The Corporation holds all the material permits required to conduct its business in accordance with Environmental Laws (the “Environmental Permits”). The Corporation has no knowledge of any actual grounds that would lead to a suspension, revocation, expiration, non-renewal or cancellation of any Environmental Permits.

	2.8.3.	The Corporation has adopted an environmental policy, a copy of which is attached as Schedule 2.8.3.

	2.8.4.	Richmont is not currently the subject of an investigation or inspection by any federal, provincial or municipal environmental authority.

2.8.5.

The Corporation has not received a notice of violation or a notice of corrective measures to be implemented or a warning or a written or verbal request for information with respect to an investigation or inspection by a federal, provincial, regional or municipal body concerning environmental matters to the extent such notices, warnings or requests would have a material adverse effect on the operations of Richmont.

10

2.8.6.

For the purposes hereof “Environmental Laws” means a law, by- law, decree, directive, guideline, order, judgment, policy, requirement of any administrative or judicial authority relating to the environment or the protection thereof.

2.9.	As to litigation

2.9.1.

Except as disclosed in Schedule 2.9.1 attached hereto, there is no material actual or threatened litigation, including any class actions, against the Corporation or with respect to the assets of the Corporation which could result in a material adverse effect on the Corporation.

	2.9.2.	Richmont is not a party to any litigation for which a judgement or settlement remains unsatisfied.

2.10.	As to employees and service providers

2.10.1.

To the knowledge of the Corporation, the Corporation is in compliance with respect to all of the material reports it must complete and all of the assessments and contributions it is legally or contractually required to make as an employer.

2.10.2.

Except as disclosed in Schedule 2.10.2, the Corporation has not established or undertaken to establish a group insurance program, profit sharing plan, a pension or retirement benefit plan, a stock option plan and other programs.

	2.10.3.	The Corporation is not a party to any material labor conflict, grievance or dispute and, to the knowledge of the Corporation, none is threatened.

2.10.4.

All of the amounts owed or due to the employees of the Corporation as salary or severance pay at the date hereof including bonus, commissions, vacation pay or other types of remuneration due and payable as of the date hereof have been fully paid.

2.10.5.

No officer or key employee of Richmont has given notice that he (she) wishes to resign and Richmont has no knowledge of any information that any such officer or key employee could resign as result of the transactions contemplated herein or for any other reason.

2.11.	As to related party transactions

	2.11.1.	No director or officer of Richmont has any material financial interest in a person or business which competes with Richmont.

2.11.2.

Richmont has no loan or account receivable or payable held or payable to any person who is not at arm’s length to it in accordance with applicable tax law except as disclosed in the notes to the Financial Statements.

2.11.3.	To the knowledge of Richmont, Richmont has never effected any transaction the object of which was the sale or purchase of goods or services with non-arm’s length persons as such term is defined by the Income Tax Act (Canada) or Taxation Act (Quebec) for a consideration other than fair market value.

2.12.	Adverse facts or circumstances

	2.12.1.	Richmont has not made any declaration, representation or warranty herein or in any related document which is materially false, incorrect, incomplete or misleading.

3.	OBLIGATIONS OF THE CORPORATION

3.1.

The Corporation undertakes to use the total amount of the proceeds of the subscription of the FRS for its Wasamac Project, it being understood that any amounts received from the exercise of the Warrants may be allocated to the Corporation’s working capital.

4.	REPRESENTATIONS AND WARRANTIES

The FRS represents, warrants, covenants and acknowledges, as applicable, to the Corporation (and acknowledges that the Corporation is relying thereon) that as of the date hereof:

4.1.	The FRS is a limited partnership established and validly subsisting under the Code civil du Québec. The FRS has the corporate power to enter into and perform its obligations under this Agreement.

4.2.	The execution and delivery of and performance by the FRS of this Agreement has been duly and validly authorized by all necessary corporate or other action on the part of the FRS.

4.3.	This Agreement has been duly executed and delivered by the FRS and constitutes a legal, valid and binding agreement of the FRS enforceable against it in accordance with its terms.

4.4.

The execution and delivery of and performance of this Agreement do not and will not (or would not with the giving of notice, the lapse of time or the happening of any other event of condition) result in a breach or violation of or a conflict with, or allow any other person to exercise any rights under any of the terms or provisions of the FRS’ constating documents or by-laws, or any provision of any material contract to which the FRS is a party to.

12

4.5.

The subscription for Shares and Warrants by the FRS and the decision to subscribe for such Shares and Warrants and execute this Agreement has been based entirely upon this Agreement and information contained in the public record and that Richmont has not provided any representation to the FRS other than as contained herein.

4.6.

The distribution of the Shares and Warrants pursuant to this Agreement has not been made through, or as a result of, and is not being accompanied by, (i) a general solicitation, (ii) any advertisements including articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over radio or television, or (iii) any seminar or meeting whose attendees have been invited by general solicitation or general advertising;

4.7.

The FRS is acquiring the Shares and Warrants as principal for its own account and not as agent and is acquiring the Shares and Warrants for investment purposes only and not with a view to resale or distribution. The FRS is a resident of Québec and is an “accredited investor”, as such term is defined in National Instrument 45-106 – Prospectus and Registration Exemptions (“NI 45-106”), and it has concurrently executed and delivered a Representation Letter in the form attached as Exhibit 1 hereto and specifically represents and warrants that one or more of the categories set forth in Appendix “A” attached thereto correctly, and in all respects, describes the FRS, and will describe the FRS at closing of the purchase and sale of the Shares and Warrants, and the FRS has so indicated by initialing the category in such Appendix “A” which so describes it.

4.8.

The FRS has been independently advised as to and is aware of the resale restrictions under Applicable Securities Laws with respect to the Shares and the Warrants and the Shares underlying the Warrants.

4.9.	None of the funds that the FRS is using to purchase the Shares are to the knowledge of the FRS, proceeds obtained or derived, directly or indirectly, as a result of illegal activities.

4.10.	No person has made any oral or written representations to the FRS: (i) that any person will resell or repurchase the Shares or Warrants; or (ii) as to the future value or price of any of the Shares.

4.11.	The FRS has such knowledge of financial and business affairs as to be capable of evaluating the merits and risks of its investment and is able to bear the economic risk of loss of its investment.

5.	ACKNOWLEDGEMENTS OF THE FRS

5.1.

The offer, sale and issuance of the Shares and Warrants is exempt from the prospectus and registration requirements of Applicable Securities Laws and, as a result: (i) the FRS will not receive information that would otherwise be required under Applicable Securities Laws or be contained in a prospectus prepared in accordance with Applicable Securities Laws, (ii) the FRS is restricted from using most of the protections, rights and remedies available under Applicable Securities Laws, including statutory rights of rescission or damages, and (iii) the Corporation is relieved from certain obligations that would otherwise apply under Applicable Securities Laws.

5.2.

No prospectus has been filed with any securities commission or similar regulatory authority in the provinces of British Columbia, Alberta, Ontario or Québec (collectively, the “Regulatory Authorities”) and no Regulatory Authority has made any finding or determination as to the merit for investment in, or made any recommendation or endorsement with respect to, the Shares or Warrants.

5.3.

The Shares and Warrants have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any state securities laws and the Shares and Warrants may not be offered or sold in the United States or to a U.S. person except in compliance with the requirements of an exemption from registration under the U.S. Securities Act and any applicable state securities laws.

5.4.	The Shares and Warrants are being offered for sale only on a “private placement” basis.

5.5.

The certificates representing the Shares and Warrants (and any replacement certificate issued prior to the expiration of the applicable hold periods) will bear the following legend in accordance with Applicable Securities Laws:

“UNLESS PERMITTED UNDER SECURITIES LEGISALTION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITIY BEFORE MARCH 1, 2012.”

5.6.

The certificate representing the Shares and Warrants (and any replacement certificate issued prior to the expiration of the applicable hold periods) will bear a legend substantially in the form of the following legend as required by the TSX:

“THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE LISTED ON THE TORONTO STOCK EXCHANGE (“TSX”); HOWEVER, PRIOR TO [INSERT DATE WHICH IS FOUR MONTHS FROM THE DATE OF ISSUANCE], 2012, THE SAID SECURITIES CANNOT BE TRADED THROUGH THE FACILITIES OF THE TSX SINCE THEY ARE NOT FREELY TRANSFERRABLE, AND CONSEQUENTLY ANY CERTIFICATE REPRESENTING SUCH SECURITIES IS NOT ‘GOOD DELIVERY’ IN SETTLEMENT OF TRANSACTIONS ON THE TSX.”

14

5.7

The certificate representing the Shares (and any replacement certificate issued prior to the applicable hold periods) will also bear a legend substantially in the form of the following legend in accordance with the Corporation’s Shareholder Rights Plan Agreement dated March 28, 2011:

“UNTIL THE SEPARATION TIME (DEFINED IN THE RIGHTS AGREEMENT REFERRED TO BELOW), THIS CERTIFICATE ALSO EVIDENCES THE RIGHTS OF THE HOLDER DESCRIBED IN A SHAREHOLDER RIGHTS PLAN AGREEMENT DATED AS OF MARCH 28, 2011 AS THE SAME MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME (THE "RIGHTS AGREEMENT"), BETWEEN RICHMONT MINES INC. (THE "COMPANY") AND COMPUTERSHARE INVESTOR SERVICES INC., THE TERMS OF WHICH ARE INCORPORATED HEREIN BY REFERENCE AND A COPY OF WHICH IS ON FILE AT THE PRINCIPAL EXECUTIVE OFFICES OF THE COMPANY. UNDER CERTAIN CIRCUMSTANCES SET OUT IN THE RIGHTS AGREEMENT, THE RIGHTS MAY EXPIRE, MAY BECOME NULL AND VOID OR MAY BECOME EXERCISABLE AND SHALL THEREAFTER BE EVIDENCED BY SEPARATE CERTIFICATES AND NO LONGER EVIDENCED BY THIS CERTIFICATE. THE COMPANY WILL MAIL OR ARRANGE FOR THE MAILING OF A COPY OF THE RIGHTS AGREEMENT TO THE HOLDER OF THIS CERTIFICATE WITHOUT CHARGE AS SOON AS PRACTICABLE AFTER THE RECEIPT OF A WRITTEN REQUEST THEREFOR.”

5.8.

The Shares and Warrants may not be sold in Canada or to Canadian residents unless, if applicable, the sale is made pursuant to an available exemption from the prospectus and registration requirements under the securities legislation in the Canadian purchaser’s province or territory of residence or the required “hold” period under Canadian securities legislation has expired.

5.9.

The Private Placement is subject to regulatory consent from the TSX and NYSE Amex, and the listing of (i) the Shares, and (ii) the Shares underlying the Warrants are subject to the approval of the TSX and NYSE Amex.

6.	COVENANTS OF THE FRS

6.1.

The FRS will comply with Applicable Securities Laws concerning the subscription, purchase, holding and resale restrictions of the Shares and Warrants and will consult with its legal advisers with respect to complying with resale restrictions under Applicable Securities Laws with respect to the Shares and the Warrants.

6.2.

The FRS will execute, deliver, file and otherwise assist the Corporation in filing any reports, undertakings and other documents required under Applicable Securities Laws in connection with the offer, sale and issuance of the Shares and Warrants.

7.	INDEMNIFICATION

7.1.

The Corporation agrees that the representations, warranties and covenants of the Corporation herein will be true and correct as of the Closing Date and will survive for a period of eighteen (18) months following such Closing Date, except (i) with respect to tax matters where the representations and warranties will continue to have full force and effect until the expiry of a period of sixty (60) days after the date at which the statute of limitations expires for action by the applicable tax authorities, (ii) in case of fraud, in which case no time limit shall be applicable, and (iii) with respect to the representations and warranties set out in Sections 2.1.1, 2.1.2, 2.1.5, 2.1.9 and 2.1.10 will continue to have full force and effect without regard to a time limitation. The representations, warranties and covenants of the Corporation herein are made with the intent that they be relied upon by the FRS in determining the Private Placement and the Corporation agrees to indemnify and save harmless the FRS and its respective affiliates, shareholders, directors, officers, employees, partners and agents from and against any and all loss, liability, claim or damage arising out of or based upon any representation or warranty of the Corporation contained herein not being true and accurate or any breach or failure by the Corporation to comply with any covenant or agreement made by the Corporation herein.

7.2.

The FRS agrees that the representations, warranties and covenants of the FRS herein will be true and correct as of the Closing Date and will survive such Closing Date. The representations, warranties and covenants of the FRS are made with the intent that they be relied upon in determining the eligibility of the FRS to subscribe for the Shares and Warrants and the FRS agrees to indemnify and save harmless the Corporation and its respective affiliates, shareholders, directors, officers, employees, partners and agents from and against any and all loss, liability, claim or damage arising out of or based upon any representation or warranty of the FRS contained herein not being true and accurate or any breach or failure by the FRS to comply with any covenant or agreement made by the FRS herein or in any document furnished by the FRS to the Corporation in connection herewith.

8.	NOTICE

Any notice or other communication which must be given in accordance herewith shall be in writing and sent by telecopier or by messenger to the addresses set out hereunder or to the address or fax number set out in a written notice from one party to the other:

Fonds régional de solidarité
Abitibi-Témiscamingue, s.e.c.

Suite 3100
201,Terminus Street West
Rouyn-Noranda, Québec J9X 2P7

To the attention of: Regional Director

Telecopier : 819 762-8335

Mines Richmont inc.
161, Avenue Principale
Rouyn-Noranda, Québec J9X 4P6

To the attention of the President

Telecopier: (819) 797-0166

Any notice given as aforesaid shall be presumed to have been received on the date of its receipt by the addressee.

9.	CONFIDENTIALITY

The FRS agrees that as long as such information is not part of the public domain or required to be disclosed in accordance with applicable law, it will not disclose, publish or reveal in any manner whatsoever and to whomever, any information contained herein.

10.	INTERPRETATION

10.1.	The recitals and the schedules form an integral part of this agreement.

10.2.

No modification or amendments to this agreement shall be valid and binding unless set forth in writing and duly executed by all parties hereto and no waiver of any breach of any term or provision of this agreement shall be effective or binding unless made in writing and signed by the party purporting to give same and, unless otherwise provided, shall be limited to the specific breach waived.

10.3.

Any decision of an arbitration board or a court to the effect that any of the provisions of this agreement are null and unenforceable shall in no way affect the other provisions of this agreement or their validity or enforceability.

10.4.	As the context requires, words importing the singular number include the plural, words importing the masculine gender include the feminine gender, and vice versa.

10.5.	The division of this Agreement into Sections and Subsections and the insertion of headings are for convenient reference only and are not to affect its interpretation.

17

10.6.

This Agreement becomes effective when executed by all parties to it. After that time, it will be binding upon and enure to the benefit of the parties and their respective successors, heirs, executors, administrators and legal representatives. This Agreement is not transferrable or assignable by any party to it.

10.7.

This Agreement and the certificates representing the Warrants entered into between the Corporation and FRS as of the date hereof and the other documents delivered pursuant to hereto and thereto constitute the full and entire understanding and agreement between the parties with respect to the transactions contemplated herein and no party shall be liable or bound to any other in any manner by any representations, warranties, covenants and agreements except as specifically set forth herein and therein. For greater certainty, upon execution of this Agreement, this Agreement shall supersede and replace the letter of intent dated October 21, 2011 between the parties in its entirety.

10.8.

This Agreement including the Schedules may be executed in any number of counterparts (including counterparts by Facsimile or email in Portable Document Format (“PDF”)) and all such counterparts taken together will be deemed to constitute one and the same document.

10.9.

The present agreement shall be interpreted and governed by the laws in force in the Province of Quebec and the federal laws of Canada applicable therein. The parties hereby irrevocably accept the jurisdiction of the courts of Québec.

10.10.	This Agreement is written in English at the express request of the Parties. Ce contrat est rédigé en anglais à la demande expresse des parties.

[Signature page follows]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement at the place and on the date referred to above.

FONDS RÉGIONAL DE SOLIDARITÉ ABITIBI-
TÉMISCAMINGUE, SOCIÉTÉ EN COMMANDITE
acting through its general partner
FONDS RÉGIONAUX DE SOLIDARITÉ FTQ INC.

Per:	(/s/) Carl Gilbert
Carl Gilbert
Portfolio Manager

MINES RICHMONT INC.

Per:	(/s/) Martin Rivard	Per:	(/s/) Nicole Veilleux
	Martin Rivard		Nicole Veilleux
	President		Financial Director

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THESE SECURITIES SHALL NOT TRADE THE SECURITIES BEFORE MARCH 1, 2012.

THE COMMON SHARES UNDERLYING THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE LISTED ON THE TORONTO STOCK EXCHANGE (“TSX”); HOWEVER, PRIOR TO MARCH 1, 2012, THE SAID COMMON SHARES CANNOT BE TRADED THROUGH THE FACILITIES OF THE TSX SINCE THEY ARE NOT FREELY TRANSFERABLE, AND CONSEQUENTLY ANY CERTIFICATE REPRESENTING SUCH SECURITIES IS NOT ‘GOOD DELIVERY’ IN SETTLEMENT OF TRANSACTIONS ON THE TSX.

THIS WARRANT CERTIFICATE AND THE WARRANTS REPRESENTED HEREBY ARE NON-TRANSFERRABLE.

WARRANT CERTIFICATE

Richmont Mines Inc.

(the “Corporation”)

Warrant Certificate
No. October-2011-FTQ

THIS IS TO CERTIFY THAT, for value received, Fonds régional de solidarité Abitibi-Témiscamingue, s.e.c. (the “Holder”) is the registered holder of a warrant (the “Warrant”) evidencing a right issued by Richmont Mines Inc. (the “Corporation”) to the Holder to subscribe and purchase up to and including 7,125 fully paid and non-assessable common shares in the capital of the Corporation without nominal or par value (“Common Shares”) at the Exercise Price (as hereinafter defined), upon the terms and conditions as hereinafter set forth.

1.	Exercise Date

The right granted hereunder to purchase Common Shares shall be exercised at the option of the Holder, at all times, on or before 5:00 p.m., Montreal time on December 31, 2012 (the “Expiry Date”), after which all rights conferred hereunder shall be void and of no further value.

Notwithstanding anything to contrary contained herein, commencing April 1, 2012, the Corporation may, if and only if the Current Market Price (as hereinafter defined) of the Common Shares of the Corporation is higher than $17.00, subject to adjustments in accordance with Section 13 hereof, (the “Acceleration Price”):

(i)	accelerate the term of the Warrants to a sixty (60) day period following the reception by the Holder of a written notice to that effect; or

(ii)	demand that the Holder exercise all of its Warrants in the five (5) business days following the reception by the Holder of a written notice to that effect;

(each, an “Acceleration Period”).

In the event that an Acceleration Period is triggered pursuant to this Section 1, the Warrants which are not exercised during the Acceleration Period shall be void and of no further value. For greater certainty, the Holder shall have the right to exercise its Warrants on or before 5:00 p.m., Montreal time, on the last date of the Acceleration Period.

2.	Exercise Price

The price at which this Warrant Certificate may be exercised is $13.00 per Common Share payable in lawful money in Canada (the “Exercise Price”), subject to adjustments as set out herein.

3.	Payment

The rights granted hereunder may be exercised by the Holder hereof completing the exercise form attached hereto and made a part hereof and delivering same to the principal office of the Corporation, in the City of Rouyn-Noranda, in the Province of Québec, together with this certificate and the purchase price of the Common Shares subscribed for. The purchase price is payable by cash, cheque, wire transfer, bankers’ draft or telegraphic transfer of funds payable in Canadian funds to or to the order of the Corporation.

4.	Share Certificate

Upon compliance with the conditions as aforesaid, the Corporation will cause to be issued to the person or persons in whose name or names the shares are subscribed for, which Common Shares so subscribed for shall be issued as fully paid and non-assessable shares, free from all liens, charges and encumbrances and such person or persons shall be deemed upon presentation and payment as aforesaid, to be the holder or holders of record of such Common Shares. Within three (3) days of compliance with the conditions aforesaid, the Corporation will cause to be mailed or delivered to the holder at the address or address specified in the subscription form a certificate or certificates evidencing the number of Common Shares subscribed for.

5.	Exercise in Whole or in Part

This Warrant may be exercised in whole or in part, and if exercised in part, the Corporation shall issue another certificate evidencing the remaining rights to purchase Common Shares, provided that any such right shall terminate on the Expiry Date.

6.	No Rights of Shareholder Until Exercise

The Holder hereof shall have no rights whatsoever as a shareholder (including any right to receive dividends or other distribution to shareholders or to vote at a general meeting of the shareholders of the Corporation), other than with respect to Common Shares in respect of which the Holder shall have exercised his right to purchase hereunder and which the Holder shall have actually taken up and paid for.

7.	No Fractional Common Shares

No fractional Common Shares will be issued upon exercise of this Warrant Certificate and the number of shares to be issued upon exercise of this Warrant Certificate shall be rounded down to the next whole number of Common Shares. The Corporation shall, in lieu of issuing any fractional share to which the holder hereof would otherwise be entitled, pay to the holder entitled to such fractional share an amount in cash equal to such fraction multiplied by the then effective Exercise Price.

8.	Non-Transfer of Warrants

The Warrants represented hereby shall not be transferrable by the Holder in whole or in part.

9.	Substitution for Lost Warrants

Upon receipt of evidence satisfactory to the Corporation, acting reasonably, of the loss, theft, destruction or mutilation of this Warrant Certificate, the Corporation will issue to the Holder a replacement certificate (containing the same terms and conditions as this Warrant Certificate). All expenses incurred by the Corporation in connection with the issuance of a replacement certificate shall be the responsibility of the Holder.

10.	Covenants by the Corporation

The Corporation hereby covenants and agrees as follows:

(a)	it will at all times maintain its corporate existence;

(b)	it will reserve and there will remain unissued out of its authorized capital a sufficient number of Common Shares to satisfy the rights of acquisition provided for in the Warrant Certificate;

(c)	all Common Shares issued upon exercise of the right to purchase provided for herein shall, upon payment of the Exercise Price therefore, be issued as fully paid and non- assessable shares;

(d)

it will, at its expense and as expeditiously as possible, use its reasonably commercial efforts to cause all Common Shares issuable upon the exercise of the Warrants to be duly conditionally accepted for listing on any stock exchange upon which the Common Shares of the Corporation may be listed prior to the issuance of such Common Shares;

(e)

it will make all requisite filings under applicable securities legislation and the rules and regulations made thereunder including those necessary to remain a reporting issuer not in default of any requirement under such legislation, rules and regulations; and

(f)

it will keep or cause to be kept proper books of account in accordance with good bookkeeping practice and will send to the Holder copies of all financial statements and other material furnished to the holders of Common Shares.

11.	Representations and Warranties of the Corporation

The Corporation hereby represents and warrants that:

(a)

the Corporation is a corporation duly organized, validly existing and in good standing under the laws of the Province of Québec and has all requisite corporate capacity, power and authority to carry on its business, and to own its properties and assets;

(b)	it is duly authorized and has all necessary corporate power and authority to create and issue the Warrants evidenced hereby and the Common Shares issuable upon the exercise of the Warrants;

(c)

this Warrant Certificate has been duly executed and the Warrants evidenced hereby represent a valid, legal and binding obligation of the Corporation enforceable in accordance with its own terms, and the Corporation has the power and authority to issue this Warrant Certificate and to perform each of its obligations as herein contained; and

(d)

the execution and delivery of this Warrant (i) is not, and the issuance of the Common Shares upon exercise of this Warrant in accordance with the terms hereof will not be, inconsistent with the Corporation's articles or by-laws, and (ii) does not and will not contravene any law, governmental rule or regulation, judgment or order applicable to the Corporation.

12.	No Obligation of Holder

Except as provided in Section 1 (ii), the parties agree that the Holder shall have no obligation to the Corporation to exercise the Warrants.

13.	Anti-Dilution Protection

13.1	Definitions

For the purposes of this Section 13, unless there is something in the subject matter or context inconsistent therewith, the words and terms defined below will have the respective meanings specified therefor in this Subsection:

(a)	“Adjustment Period” means the period commencing on the date of issue of this Warrant Certificate and ending on the Expiry Date;

(b)

“Current Market Price” mean at any date the weighted average of the daily averages of the highest and lowest market price for the Common Shares traded on the Toronto Stock Exchange (the “TSX”) during the twenty (20) days where transactions have been recorded on those Common Shares, consecutive or not as the case may be, immediately preceding the date on which the calculation is made.

13.2	Adjustments

The Exercise Price and the Acceleration Price and the number of Common Shares issuable to the Holder pursuant to this Warrant Certificate will be subject to adjustment from time to time in the events and in the manner provided as follows:

(a)	If at any time during the Adjustment Period the Corporation:

	(i)	fixes a record date for the issues of, or issue, Common Shares to the holders of all or substantially all of the outstanding Common Shares by way of a stock dividend;

(ii)

fixes a record date for the distribution to, or makes a distribution to, the holders of all or substantially all of the Common Shares payable in Common Shares or securities exchangeable for or convertible into Common Shares;

	(iii)	subdivides, redivides or changes the outstanding Common Shares into a greater number of Common Shares; or

	(iv)	consolidates, reduces or combines the outstanding Common Shares into a lesser number of Common Shares;

(any of such events in subclauses (i), (ii) (iii) and (iv) above being herein called a “Common Share Reorganization”), the Exercise Price and the Acceleration Price will be adjusted on the earlier of the record date on which holders of Common Shares are determined for the purposes of the Common Share Reorganization and the effective date of the Common Share Reorganization to the amount determined by multiplying the Exercise Price and the Acceleration Price in effect immediately prior to such record date or effective date, as the case may be, by a fraction:

(A)	the numerator of which will be the number of Common Shares outstanding on such record date or effective date before giving effect to such Common Share Reorganization; and

(B)

the denominator of which will be the number of Common Shares which will be outstanding immediately after giving effect to such Common Share Reorganization (including in the case of a distribution of securities exchangeable for or convertible into Common Shares, the number of Common Shares that would be outstanding had such securities all been exchanged for or converted into Common Shares on such date).

To the extent that any adjustment in the Exercise Price and the Acceleration Price occurs pursuant to this clause 13.2(a) as a result of the fixing by the Corporation of a record date for the distribution of securities exchangeable for or convertible into Common Shares, the Exercise Price and the Acceleration Price will be readjusted immediately after the expiry of any relevant exchange or conversion right to the Exercise Price and the Acceleration Price which would then be in effect based upon the number of Common Shares actually issued and remaining issuable after such expiry and will be further readjusted in such manner upon the expiry of any further such right.

(b)

If at any time during the Adjustment Period the Corporation fixes a record date for the issue or distribution of rights, options or warrants to the holders of all or substantially all of the outstanding Common Shares pursuant to which such holders are entitled, during a period expiring not more than 45 days after the record date for such issue (such period being the “Rights Period”), to subscribe for or purchase Common Shares or securities exchangeable for or convertible into Common Shares at a price per share (or in the case of securities exchangeable for or convertible into Common Shares at an exchange or conversion price per share at the date of issue of such securities) of less than 95% of the Current Market Price of the Common Shares on such record date (any of such events being herein called a “Rights Offering”), the Exercise Price and the Acceleration Price will be adjusted effective immediately after the record date for the Rights Offering to the amount determined by multiplying the Exercise Price and the Acceleration Price in effect on such record date by a fraction:

(i)	the numerator of which will be the aggregate of

	(A)	the number of Common Shares outstanding on the record date for the Rights Offering; and

	(B)	the number determined by dividing

(I)

either (a) the product of the number of Common Shares offered during the Rights Period pursuant to the Rights Offering and the price at which such Common Shares are offered, or, (b) the product of the exchange or conversion price of the securities so offered and the number of Common Shares for or into which the securities offered pursuant to the Rights Offering may be exchanged or converted, as the case may be, by

		(II)	the Current Market Price of the Common Shares as of the record date for the Rights Offering; and

(ii)

the denominator of which will be the aggregate of the number of Common Shares outstanding on such record date and the number of Common Shares offered pursuant to the Rights Offering (including in the case of the issue or distribution of securities exchangeable for or convertible into Common Shares the number of Common Shares for or into which such securities may be exchanged or converted).

If by the terms of the rights, options, or warrants referred to in this clause 13.2(b), there is more than one purchase, conversion or exchange price per Common Share, the aggregate price of the total number of additional Common Shares offered for subscription or purchase, or the aggregate conversion or exchange price of the convertible or exchangeable securities so offered, will be calculated for purposes of the adjustment on the basis of the lowest purchase, conversion or exchange price per Common Share, as the case may be. Any Common Shares owned by or held for the account of the Corporation will be deemed not to be outstanding for the purpose of any such calculation. To the extent that any adjustment in the Exercise Price and the Acceleration Price occurs pursuant to this clause 13.2(b) as a result of the fixing by the Corporation of a record date for the issue or distribution of rights, options or warrants referred to in this clause 13.2(b), the Exercise Price and the Acceleration Price will be readjusted immediately after the expiry of any relevant exchange, conversion or exercise right to the Exercise Price and the Acceleration Price which would then be in effect based upon the number of Common Shares actually issued and remaining issuable after such expiry.

(c)	If at any time during the Adjustment Period the Corporation fixes a record date for the issue or distribution to the holders of all or substantially all of the Common Shares of:

	(i)	shares of the Corporation of any class other than Common Shares;

(ii)

rights, options or warrants to acquire Common Shares or securities exchangeable for or convertible into Common Shares (other than rights, options or warrants pursuant to which holders of Common Shares are entitled, during a period expiring not more than 45 days after the record date for such issue, to subscribe for or purchase Common Shares at a price per share (or in the case of securities exchangeable for or convertible into Common Shares at an exchange or conversion price per share at the date of issue of such securities) of at least 95% of the Current Market Price of the Common Shares on such record date);

	(iii)	evidences of indebtedness of the Corporation; or

	(iv)	any property or assets of the Corporation;

and if such issue or distribution does not constitute a Common Share Reorganization or a Rights Offering (any of such non-excluded events being herein called a “Special Distribution”), the Exercise Price and the Acceleration Price will be adjusted effective immediately after the record date for the Special Distribution to the amount determined by multiplying the Exercise Price and the Acceleration Price in effect on the record date for the Special Distribution by a fraction:

(A)	the numerator of which will be the difference between

	(I)	the product of the number of Common Shares outstanding on such record date and the Current Market Price of the Common Shares on such record date, and

(II)

the fair value, as determined by the directors of the Corporation acting reasonably, to the holders of the Common Shares of the shares, rights, options, warrants, evidences of indebtedness or property or assets to be issued or distributed in the Special Distribution, and

(B)	the denominator of which will be the product obtained by multiplying the number of Common Shares outstanding on such record date by the Current Market Price of the Common Shares on such record date.

Any Common Shares owned by or held for the account of the Corporation will be deemed not to be outstanding for the purpose of such calculation. To the extent that any adjustment in the Exercise Price and the Acceleration Price occurs pursuant to this clause 13.2(c) as a result of the fixing by the Corporation of a record date for the issue or distribution of rights, options or warrants to acquire Common Shares or securities exchangeable for or convertible into Common Shares referred to in this clause 13.2(c), the Exercise Price and the Acceleration Price will be readjusted immediately after the expiry of any relevant exercise, exchange or conversion right to the amount which would then be in effect if the fair market value had been determined on the basis of the number of Common Shares issued and remaining issuable immediately after such expiry.

(d)	If at any time during the Adjustment Period there occurs:

(i)

a reclassification or redesignation of the Common Shares, any change of the Common Shares into other shares or securities or any other capital reorganization involving the Common Shares other than a Common Share Reorganization;

(ii)

a consolidation, amalgamation or merger of the Corporation with or into any other body corporate which results in a reclassification or redesignation of the Common Shares or a change or exchange of the Common Shares into other shares or securities; or

	(iii)	the transfer of the undertaking or assets of the Corporation as an entirety or substantially as an entirety to another corporation or entity;

(any of such events being herein called a “Capital Reorganization”), after the effective date of the Capital Reorganization:

(iv)

the Holder will be entitled to receive, and shall accept, upon exercise of the Warrants, in lieu of the number of Common Shares to which the Holder was theretofore entitled upon the exercise of the Warrants, the kind and aggregate number of shares and other securities or property resulting from the Capital Reorganization which the Holder would have been entitled to receive as a result of the Capital Reorganization if, on the effective date thereof, the Holder had been the registered holder of the number of Common Shares to which the Holder was theretofore entitled to purchase or receive upon the exercise of the Warrants; and

(v)

the Exercise Price and the Acceleration Price shall, on the effective date of the Capital Reorganization, be adjusted by multiplying the Exercise Price and the Acceleration Price, as the case may be, in effect immediately prior to such Capital Reorganization by the number of Common Shares purchasable pursuant to this Warrant Certificate immediately prior to the Capital Reorganization, and dividing the product thereof by the number of successor securities determined in Section 13.2(d)(iv) above.

If necessary, as a result of any Capital Reorganization, appropriate adjustments will be made in the application of the provisions of this Section 13.2(d) with respect to the rights and interest thereafter of the Holder to the end that the provisions of this Section 13.2(d) will thereafter correspondingly be made applicable as nearly as may reasonably be practicable in relation to any shares or other securities or property thereafter deliverable upon the exercise of the Warrants.

(e)

If at any time during the Adjustment Period any adjustment or readjustment in the Exercise Price and the Acceleration Price occurs pursuant to the provisions of clauses 13.2(a), (b) or (c) hereof, then the number of Common Shares issuable upon the subsequent exercise of the Warrants will be simultaneously adjusted or readjusted, as the case may be, by multiplying the number of Common Shares issuable upon the exercise of the Warrants immediately prior to such adjustment or readjustment by a fraction which will be the reciprocal of the fraction used in the adjustment or readjustment of the Exercise Price and the Acceleration Price.

13.3	Rules

The following rules and procedures will be applicable to adjustments made pursuant to Section 13.2 of this Warrant Certificate.

(a)	Subject to the following provisions of this Section 13.3, any adjustment made pursuant to Section 13.2 hereof will be made successively whenever an event referred to therein will occur.

(b)

No adjustment in the Exercise Price and the Acceleration Price will be required unless the adjustment would result in a change of at least one per cent in the Exercise Price and the Acceleration Price then in effect and no adjustment will be made in the number of Common Shares purchasable or issuable on the exercise of the Warrants unless it would result in a change of at least one one-hundredth of a Common Share; provided, however, that any adjustments which except for the provisions of this Section 13.3(b) would otherwise have been required to be made will be carried forward and taken into account in any subsequent adjustment.

(c)

No adjustment in the Exercise Price and the Acceleration Price or in the number or kind of securities purchasable on the exercise of the Warrants will be made in respect of any event described in Section 13.3 hereof if the Holder is entitled to participate in such event on the same terms mutatis mutandis as if the Holder had exercised the Warrants prior to or on the record date or effective date, as the case may be, of such event.

(d)

If the Corporation sets a record date to determine holders of Common Shares for the purpose of entitling such holders to receive any dividend or distribution or any subscription or purchase rights and will, thereafter and before the distribution to such holders of any such dividend, distribution or subscription or purchase rights, legally abandon its plan to pay or deliver such dividend, distribution or subscription or purchase rights, no adjustment in the Exercise Price and the Acceleration Price or the number of Common Shares purchasable upon the exercise of the Warrants will be required by reason of the setting of such record date.

(e)

In any case in which this Warrant Certificate requires that an adjustment become effective immediately after a record date for an event referred to in Section 13.2 hereof, the Corporation may defer, until the occurrence of such event:

(i)

issuing to the Holder, to the extent that the Warrants are exercised after such record date and before the occurrence of such event, the additional Common Shares issuable upon such exercise by reason of the adjustment required by such event; and

(ii)

delivering to the Holder any distribution declared with respect to such additional Common Shares after such record date and before such event; provided, however, that the Corporation delivers to the Holder an appropriate instrument evidencing the right of the Holder, upon the occurrence of the event requiring the adjustment, to an adjustment in the Exercise Price and the Acceleration Price or the number of Common Shares purchasable upon the exercise of the Warrants and to such distributions declared with respect to any such additional Common Shares issuable on the exercise of the Warrants.

(f)

If a dispute arises at any time with respect to any adjustment of the Exercise Price and the Acceleration Price or the number of Common Shares purchasable pursuant to this Warrant Certificate, such dispute will be conclusively determined by the auditors of the Corporation or if they are unable or unwilling to act by such other firm of independent chartered accountants as may be selected by the directors, acting reasonably.

(g)

Notwithstanding anything to the contrary contained in this Section 13, no adjustment shall be made in the acquisition rights attached to the Warrants if the issue of Common Shares is being made pursuant to this Warrant Certificate, pursuant to any stock option, stock option plan or stock purchase plan in force from time to time for officers or employees of the Corporation, or pursuant to any stock option granted by the Corporation prior to the date of this Warrant Certificate.

(h)

Adjustments to the Exercise Price and the Acceleration Price or the number of Common Shares purchasable pursuant to this Warrant Certificate may be subject to the prior approval of the Toronto Stock Exchange.

13.4	Taking of Actions

As a condition precedent to the taking of any action which would require an adjustment pursuant to Section 13.2 hereof, the Corporation shall take any action which may, in the opinion of the Corporation's legal counsel, be necessary in order that the Corporation may validly and legally issue as fully paid and non-assessable shares all of the Common Shares which the Holder is entitled to receive in accordance with the provisions of this Warrant Certificate.

13.5	Notice of Adjustments

Whenever an adjustment is to be made pursuant to this Section 13 hereof, the Corporation shall prepare a certificate signed by its chief financial officer setting forth, in reasonable detail, the event requiring the adjustment, the amount of the adjustment, the method by which such adjustment was calculated, and the revised Exercise Price and/or Acceleration Price after giving effect to such adjustment and shall cause a copy of such certificate to be mailed to the holder of this Warrant.

14.	Change of Control

For the purpose of this Section 14, the following terms have the following meanings:

“Change of Control Event” means (i) an offer from a third party to purchase 50% or more of the issued and outstanding common shares of the Corporation; (ii) a consolidation, amalgamation, arrangement, take-over, reverse take-over or merger of the Corporation with or into any other corporation or other entity where the shareholders of the Corporation immediately prior to such transaction will not beneficially own, immediately after such transaction, shares entitling such shareholders to more than fifty percent (50%) of all votes to which all shareholders of the surviving corporation would be entitled in the election of directors; (iii) the sale or disposition of all or substantially all of the assets of the Corporation; or (iv) any decision of the Corporation to wind-up, liquidate or dissolve.

Notwithstanding anything to the contrary contained herein, in the event of a Change of Control Event, the Corporation may, in its sole discretion, without the necessity or requirement for the agreement of the Holder hereof: (i) accelerate, conditionally or otherwise, on such terms as it sees fit, the Expiry Date of the Warrants, provided, however, that the Holder shall have at least five (5) business days to exercise its Warrants following the reception by the Holder of a written notice to this effect; and (ii) terminate, following the successful completion of such Change of Control Event, on such terms as it sees fit, the Warrants not exercised prior to the successful completion of such Change of Control Event. The determination of the board of directors of the Corporation in respect of any such Change of Control Event shall for the purposes of this Warrant Certificate be final, conclusive and binding.

15.	Legend

Any certificate representing Common Shares issued upon exercise of the Warrants prior to the date which is four months and one day after the date hereof will bear the following legend:

"THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE LISTED ON THE TORONTO STOCK EXCHANGE (“TSX”); HOWEVER, PRIOR TO MARCH 1, 2012, THE SAID SECURITIES CANNOT BE TRADED THROUGH THE FACILITIES OF THE TSX SINCE THEY ARE NOT FREELY TRANSFERRABLE, AND CONSEQUENTLY ANY CERTIFICATE REPRESENTING SUCH SECURITIES IS NOT ‘GOOD DELIVERY’ IN SETTLEMENT OF TRANSACTIONS ON THE TSX.

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NO TRADE THE SECURITY BEFORE MARCH 1, 2012."

16.	Governing Law

This Warrant shall be governed by the laws of the Province of Québec and the federal laws of Canada applicable therein.

17.	Remedies

In the event of a violation, contravention, breach or threatened breach of this Warrant Certificate by the Corporation, the Holder shall be entitled to seek equitable relief without limitation both temporary and permanent injunctive relief or safeguard order. The right of the Holder to injunctive relief shall be in addition to any and all other remedies available to it and shall not be construed to prevent it from pursuing, either consecutively or concurrently, any and all other legal or equitable remedies available to it including the recovery of monetary damages.

18.	Survival of Representations and Warranties

The representations and warranties of the Corporation in this Warrant Certificate shall survive the execution and delivery of this Warrant Certificate and the consummation of the transactions contemplated hereby, notwithstanding any investigation by the Corporation or its agents.

19.	Interpretation Not Effected by Headings

A division of these terms and conditions into Sections and Subsections and the insertion of headings are for convenience of reference only and shall not effect the construction of interpretation thereof.

20.	Gender

Whenever used in this Warrant, unless the context otherwise requires, words importing the singular shall include the plural and vice versa, and words importing gender shall include all genders.

21.	Numbering of Articles

Unless otherwise stated, a reference herein to a number or lettered article, Section, Subsection, clause, subclause or schedule refers to the article, Section, Subsection, clause, subclause or schedule bearing that number or letter in this Warrant.

22.	Severability

If any covenant or provision herein or any portion hereof is determined to be void, unenforceable or prohibited by the law of any province or the local requirements of any provincial or federal government authority such shall not be deemed to affect or impair the validity of any other covenant or provision herein or a portion thereof, as the case may be, nor the validity of such covenant or provision or a portion thereof, as the case may be, in any other jurisdiction.

23.	Notices

All notices, reports or other communication required or permitted by this Warrant Certificate must be in writing and either delivered by hand or by any form of electronic communication by means of which a written or typed copy is produced by the receiver thereof and is effective on actual receipt unless sent by electronic means in which case it is effective on the business day next following the date of transmission, addressed to the relevant party, as follows:

(a)	to the Corporation:

161, Avenue Principale
Rouyn-Noranda (Québec) J9X 4P6

	Attention:	President
	Telecopier:	(819) 797-0166

(b)	to the Holder:

Suite 200
545, blvd. Crémazie East
Montreal (Québec) H2M 2W4

	Attention:	Vice-President – Legal Affairs
	Telecopier:	(514) 383-2500

24.	Enurement

This Warrant Certificate and all of its provisions shall enure to the benefit of the Holder, its successors and assigns and shall be binding upon the Corporation, its successors and assigns, provided, however, that the Holder may not assign this Warrant Certificate or any interest herein acceptable without the written consent of the Corporation, such consent not to be unreasonably withheld.

25.	Modification and Waiver

This Warrant and any provision hereof may be changed, waived, discharged or terminated only by an instrument in writing signed by the party against which enforcement of the same is sought.

26.	No Impairment

The Corporation will not, by amendment of its Articles of Incorporation or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Warrant, but will at all times in good faith assist in the carrying out of all such terms and in the taking of all such action as may be necessary or appropriate in order to protect the rights of the holder hereof against impairment.

27.	Language

This Warrant Certificate has been prepared in the English language at the express request of the parties hereto. Les parties aux présentes ont demandé que le présent certificat soit rédigé dans la langue anglaise.

28.	Time

Time shall be of the essence hereof.

[Remainder of page intentionally left blank.]

IN WITNESS WHEREOF the Corporation has caused this Warrant Certificate to be signed by the signature of a duly authorized officer effective this 31st day of October, 2011.

RICHMONT MINES INC.

Per:	(/s/) Martin Rivard
Name: Martin Rivard
Title: President and CEO

EXERCISE FORM

TO:	Richmont Mines Inc.

The undersigned hereby irrevocably exercises the right to acquire, on the basis of one Common Share for each of one Warrant represented by this Warrant Certificate, _____________________ Common Shares of Richmont Mines Inc. as constituted on October 31, 2011 (or such number of other securities or property to which such Warrants entitle the undersigned in lieu thereof or in addition thereto under the provisions of this Warrant Certificate in accordance with and subject to the provisions of this Warrant Certificate) and encloses herewith a cheque, wire transfer, bank draft or money order, in lawful money of Canada payable to the order of Richmont Mines Inc. in the amount of $_____________ representing the aggregate subscription price.

The Common Shares (or other securities or property) are to be issued as follows:

Name:
(print clearly)

Address in full:

Number of Common Shares:

Note: If further nominees intended, please attach (and initial) schedule giving these particulars.

DATED this day of ____, 20___

Witness	(Signature of Warrantholder)

Print full name

Print full address

Instructions:

1.

The registered holder may exercise its right to receive Common Shares by completing this form and surrendering this form and the Warrant Certificate representing the Warrants being exercised to the Corporation at its head office at 161, Avenue Principale, Rouyn-Noranda, Québec, J9X 4P6. Certificates for Common Shares will be delivered or mailed within three days after the exercise of the Warrants. The rights of the registered holder hereof cease if the Warrants are not exercised prior to 5:00 p.m. (Montreal time) on the Expiry Date.

2.

If the Exercise Form indicates that Common Shares are to be issued to a person or persons other than the registered holder of the Certificate, the signature of such holder of the Exercise Form must be guaranteed by an authorized officer of a chartered bank, trust company or an investment dealer who is a member of a recognized stock exchange.

3.

If the Exercise Form is signed by a trustee, executor, administrator, curator, guardian, attorney, officer of a corporation or any person acting in a fiduciary or representative capacity, the certificate must be accompanied by evidence of authority to sign satisfactory to the Corporation.

Exhibit 4.4

SUBSCRIPTION AGREEMENT

ENTERED INTO IN MONTREAL (QUÉBEC) AS OF FEBRUARY 1, 2012

AMONG:	ROBERT BUCHAN, an individual residing in the city of Toronto, Ontario, Canada;

(hereinafter referred to as the "Investor")

AND:	RICHMONT MINES INC., a Corporation duly incorporated under the laws of the Province of Québec, having its head office at 161, Avenue Principale, Rouyn-Noranda, Québec, J9X 4P6, acting through and represented by Martin Rivard, its President and by Nicole Veilleux, its Chief Financial Officer, duly authorized for the purposes hereof as they so declare;

(hereinafter referred to as "Richmont" or the "Corporation")

WHEREAS the Investor wishes to subscribe for and purchase a debenture for a total consideration of $8,000,000 (the "Private Placement");

THEREFORE, THE PARTIES MUTUALLY AGREE AS FOLLOWS:

1.	SUBSCRIPTION

1.1.

The Investor hereby irrevocably subscribes for and agrees to purchase, as principal for its own account, a five (5) year 7.6% interest-bearing convertible unsecured subordinated debenture of the Corporation (the "Debenture"), such Debenture being convertible into common shares of the Corporation (the "Shares") at a conversion price of $12.17 per Share, for a total subscription price of $8,000,000.

1.2.

The Corporation accepts the Investor's subscription and agrees to issue and sell the Debenture for the consideration specified therein, which consideration is payable on the date hereof (the "Closing Date") by wire transfer of immediately available funds to an account identified by the Corporation or by certified cheque made payable to the Corporation.

1.3.	The Corporation acknowledges having received, as of the date hereof, payment of $8,000,000 from the Investor in total and final payment of the consideration for the issuance and sale of the Debenture.

2.	REPRESENTATIONS AND WARRANTIES OF THE CORPORATION

2

The Corporation represents and warrants as of the date hereof to the Investor that which is indicated below. The term "knowledge" or references to the "knowledge of the Corporation" or "Richmont’s knowledge" means the actual knowledge, after reasonable inquiry of Martin Rivard and Nicole Veilleux.

2.1.	As to the Corporation

2.1.1.

The Corporation and its subsidiaries have been duly incorporated and are validly existing under the laws of their respective jurisdictions of existence, have all requisite corporate power and authority and are duly qualified and possess all material certificates, authority, permits and licences issued by the appropriate provincial, municipal, federal regulatory agencies or bodies necessary (and has not received or is not aware of any adverse modification or revocation to such licences, authority, certificates or permits) to carry on their businesses as now conducted and to own their properties and assets and the Corporation has all requisite corporate power and authority to carry out its obligations under this Agreement.

2.1.2.

The Corporation has no material subsidiaries other than as listed in its annual information form dated March 24, 2011 and the Corporation beneficially owns, directly or indirectly, all of the issued and outstanding shares in the capital of the subsidiaries, free and clear of all liens, charges, pledges, security interests, encumbrances, claims or demands of any kind whatsoever, all of such shares have been duly authorized and validly issued and are outstanding as fully paid and non-assessable shares and no person has any right, agreement or option, present or future, contingent or absolute, or any right capable of becoming a right, agreement or option, for the purchase from the Corporation of any interest in any of such shares or for the issue or allotment of any unissued shares in the capital of the subsidiaries or any other security convertible into or exchangeable for any such shares.

2.1.3.

Richmont has the capacity and necessary corporate powers to execute this Agreement and other ancillary documents related to the Investor’s investment (collectively the "Documentation"). All of the corporate procedures required to complete the investment of the Investor, including without limiting the generality of the foregoing, the required authorizations from the directors of Richmont in compliance with its constating law, have been obtained and all resolutions and/or by-laws have been adopted, authorized or, as the case may be, ratified in order to permit the closing of the investment of the Investor and execution of the Documentation, such that each agreement and related document becomes an enforceable undertaking which binds Richmont in accordance with its respective terms.

3

2.1.4.

Richmont is a “reporting issuer” under and is in compliance in all material respects, with the requirements of the Securities Act (Québec) and the applicable securities laws of the provinces of British Columbia, Alberta, Ontario and Québec and is a “foreign private issuer” under the United States Securities Act of 1933 in compliance with the securities laws of the United States (all such securities laws being referred to collectively as the "Applicable Securities Laws"). The issuance of the Debenture and the Shares underlying the Debenture (the “Underlying Shares”) is not and will not be effected in violation of any provision of the Applicable Securities Laws and the regulations and policies of the exchanges on which its Shares are listed (the "Exchanges") and securities commission or other regulatory authorities who have jurisdiction over Richmont (the “Securities Regulators”). Richmont has no knowledge of any material default or violation by it of any requirement of the Applicable Securities Laws and of the regulations and policies of the Exchanges; in particular, to the knowledge of Richmont, there is no false or misleading information (as defined in Applicable Securities Laws) which could affect the value or the trading price of the Shares, in any document filed by Richmont with applicable regulatory authorities or with an Exchange or otherwise posted on SEDAR (the "Disclosure Documents"). All material changes (as defined in Applicable Securities Laws) relating to the Corporation have been disclosed in the Disclosure Documents.

2.1.5.

There has been no suspension or cease trade order on the Shares by the Securities Regulators and no proceeding to this effect has been commenced, is pending or, to Richmont's knowledge, is being contemplated by the Securities Regulators.

2.1.6.	The signature of the Documentation and the compliance with the terms and conditions contained therein by Richmont:

2.1.6.1.

were subject to all of the authorizations, approvals, exemptions and consents required by applicable law or by the agreements to which Richmont is a party and do not contravene any provision of the articles of incorporation, by-laws or resolutions of Richmont, or any provision of any material contract to which it is a party;

2.1.6.2.	do not and will not result in any material adverse effect with respect to the assets of the Corporation; and

4

2.1.6.3.

do not and will not have the effect of (i) creating a default under any existing equity or debt financing agreement of the Corporation, or (ii) permitting the execution of a lien, hypothec, security or other guarantee against the assets of the Corporation.

2.1.7.

The Debenture has been duly authorized to be created and issued by the Corporation and the Corporation has taken all necessary steps to ensure that upon conversion of the Debenture, the Underlying Shares will be duly authorized and issued as fully paid and non-assessable Shares of the Corporation.

2.1.8.	The Corporation has obtained the TSX conditional approval with respect to the issuance of the Debenture and the Underlying Shares upon conversion thereof.

2.1.9.

All consents, approvals, permits, authorizations or filings as may be required under the Applicable Securities Laws necessary for the execution and delivery of this Agreement, the issuance and sale of the Debenture, and the consummation of the transactions contemplated hereby and thereby shall been made or obtained, as applicable, other than such consents, approvals, permits, authorizations or filings required to be completed after the closing of this Private Placement under the Applicable Securities Laws, including those set forth in Section 6.

2.1.10.	The Corporation is not aware of any pending or threatened litigation or any circumstance which may hinder in any material adverse manner whatsoever one or more of the transactions contemplated herein.

2.1.11.

Neither the Corporation nor its subsidiaries have committed an act of bankruptcy or sought protection from the creditors thereof before any court or pursuant to any legislation, proposed a compromise or arrangement to the creditors thereof generally, taken any proceeding with respect to a compromise or arrangement, taken any proceeding to be declared bankrupt or wound up, taken any proceeding to have a receiver appointed for any of the assets thereof, had any person holding any encumbrance, lien, charge, hypothec, pledge, mortgage, title retention agreement or other security interest or receiver take possession of any of the property thereof had an execution or distress become enforceable or levied upon any portion of the property thereof or had any petition for a receiving order in bankruptcy filed against it.

2.1.12.

All taxes (including income tax, capital tax, payroll taxes, employer health tax, workers’ compensation payments, property taxes, customs duties and land transfer taxes), duties, royalties, levies, imposts, assessments, deductions, charges or withholdings and all liabilities with respect thereto including any penalty and interest payable with respect thereto (collectively, “Taxes”) due and payable or required to be collected or withheld and remitted, by the Corporation or its subsidiaries have been paid, collected or withheld and remitted as applicable. All tax returns, declarations, remittances and filings required to be filed by the Corporation or its subsidiaries have been filed with all appropriate governmental authorities and all such returns, declarations, remittances and filings are complete and accurate and no fact or facts have been omitted therefrom which would make any of them misleading or result in an adverse material change to the Corporation and its subsidiaries, taken as a whole. Except as disclosed in Schedule 2.1.12, the Corporation is not aware of any examination of any tax return of the Corporation or its subsidiaries that is currently in progress and the Corporation is not aware of any issues or disputes outstanding with any governmental authority respecting any Taxes that have been paid, or may be payable, by the Corporation or its subsidiaries.

5

2.1.13.

The Corporation validly holds all material licenses, permits, certificates, authorization certificates, authorizations, registrations, consents and other approvals (the "Permits") required to carry on its business in the normal course, where and as is presently carried on by it. Each Permit is valid and in force and the operations and assets of the Corporation are in compliance with the Permits. The Corporation has no reason to believe, after reasonable inquiry, that any Permit will be revoked, suspended, cancelled or amended or will not be renewed as it becomes due.

2.1.14.	The authorized share-capital of Richmont is comprised of an unlimited number of common shares.

2.1.15.	As of January 31, 2012 there are 33,225,463 issued and outstanding Shares.

2.1.16.

The transfer agent Computershare Trust Company of Canada, at its principal offices in the city of Montreal, Quebec (the “Transfer Agent”) has been duly appointed as transfer agent and registrar in respect of the Common Shares.

2.1.17.

Except as disclosed in Schedule 2.1.17, no option or any other right to purchase or redeem shares of the Corporation, or any security convertible into shares, has been authorized or is outstanding and there is no agreement providing for any issuance thereof.

6

2.1.18.

There is not, in the constating documents, by-laws or in any debt instrument, material agreement, agreement, mortgage, indenture or other instrument or document to which the Corporation is a party, any restriction upon or impediment to, the declaration or payment of dividends by the directors of the Corporation or the payment of dividends by the Corporation to the holders of its Shares.

2.1.19.	To the knowledge of Richmont, there exists no shareholders agreement or other agreement or undertaking which governs, in any manner, the exercise of the voting rights attached to the Shares.

2.1.20.

There are no persons acting or purporting to act at the request or on behalf of the Corporation, that are entitled to any brokerage or finder’s fee in connection with the transactions contemplated by this Agreement.

2.1.21.

There is no person that is or will be entitled to the proceeds of this Private Placement under the terms of any debt instrument, material agreement, mortgage, indenture, contract, instrument, lease agreement (written or unwritten) or otherwise.

2.1.22.

The Corporation is not party to any agreement, nor is the Corporation aware of any agreement, which in any manner affects the voting control of any of the securities of the Corporation or its subsidiaries.

2.2.	As to the books and ledgers

2.2.1.

The corporate minute books and ledgers of Richmont present fairly, in all material respects, all decisions of Richmont's directors and shareholders and do not disclose any illegalities or irregularities. All transactions contemplated therein are in conformity with applicable laws in all material respects.

2.2.2.

The Corporation maintains a system of internal accounting controls sufficient to provide reasonable assurance that: (i) transactions are completed in accordance with the general or a specific authorization of management of the Corporation; (ii) transactions are recorded as necessary to permit the preparation of consolidated financial statements for the Corporation in conformity with Canadian generally accepted accounting principles and to maintain asset accountability; (iii) access to assets of the Corporation and its subsidiaries is permitted only in accordance with the general or a specific authorization of management of the Corporation; and (iv) the recorded accountability for assets of the Corporation and any subsidiaries is compared with the existing assets of the Corporation and its subsidiaries at reasonable intervals and appropriate action is taken with respect to any differences therein.

7

2.3.	As to the business

2.3.1.

Richmont, its operations, assets and the property it owns, leases or occupies or which is otherwise under its control are in material compliance with applicable laws, regulations, directives, policies, guidelines, orders, judgments, decisions, injunctions, decrees or norms governing the conduct of the business of the Corporation.

2.3.2.

Neither the Corporation nor its subsidiaries are a party to or bound or affected by any commitment, agreement or document containing any covenant which expressly limits the freedom of the Corporation, or its subsidiaries to compete in any line of business, transfer or move any of their respective assets or operations or which materially adversely affects the business practices, operations or condition of the Corporation and its subsidiaries, taken as a whole.

2.4.	As to the assets

2.4.1.

Richmont holds valid title to all of its assets. Such assets are free and clear of any claim, hypothec, or other encumbrance whatsoever and the use of same is not subject to any restriction, other than public utility servitudes or royalties thereon. All royalties material to Richmont have been disclosed by Richmont in publicly filed documents.

2.4.2.

Richmont holds either freehold title, mining leases, mining concessions, mining claims, options or participating interests or other conventional property or proprietary interests or rights, recognized in the jurisdiction in which a particular property is located (collectively, "Mining Rights"), in respect of the ore bodies, minerals and metals located in properties in which Richmont has an interest as described in Richmont’s public disclosure record under valid, subsisting and enforceable title documents or other recognized and enforceable agreements or instruments, sufficient to permit Richmont to explore the minerals relating thereto. Except as disclosed in Schedule 2.4.2, all property, options, leases or claims in which Richmont has an interest or right have been validly located and recorded in accordance in all material respects with all applicable laws and are valid and subsisting except where the failure to be so would not result in an material adverse effect. Except as disclosed in Schedule 2.4.2, Richmont has all necessary surface rights, access rights and other necessary rights and interests relating to the properties in which Richmont has an interest as described in the Disclosure Documents granting Richmont the right and ability to explore for minerals, ore and metals for development purposes as are appropriate in view of the rights and interest therein of Richmont, with only such exceptions as do not interfere with the use made by Richmont of the rights or interest so held, except in respect of matters that do not and will not result in any material adverse effect; and the proprietary interests or rights and the documents, agreements and instruments and obligations relating thereto referred to above is currently in good standing in the name of Richmont, as applicable, except in respect of matters that do not and will not result in any material adverse effect.

8

2.4.3.

The list of properties and mining claims attached hereto as Schedule 2.4.3 represents all of the mining claims owned by Richmont (the "Mining Claims"). The Mining Claims are in good standing and, with respect to those Mining Claims located in the Province of Québec that have an expiry date prior to the date of this agreement or within 60 days after the date of this agreement, Richmont has filed with the Mining Recorder's Office in the Province of Québec the required work program, including payment of any applicable fees, and taken all required action to maintain the Mining Claims in good standing after such expiry date.

2.4.4.

To knowledge of Richmont, there is no adverse claim against, or challenge to, the ownership of or title to, the Corporation’s interest in the Mining Rights or the Mining Claims, including any claims by any aboriginal or First Nations groups.

2.4.5.

Without limiting the generality of paragraph 2.1.4, the Corporation is in material compliance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects adopted by the Canadian securities administrators and Regulation 43-101 respecting standards of disclosure for mineral projects (collectively "NI 43-101") in connection with its properties and has prepared, filed and certified its technical reports in accordance with NI 43-101.

9

2.5.	As to the financial situation

2.5.1.

The audited consolidated financial statements of Richmont for the financial year ended December 31, 2010 as well as the interim unaudited consolidated financial statements for the third quarter ended September 30, 2011 (the "Financial Statements") accurately present the financial position of the Corporation and have been prepared in accordance with Canadian generally accepted accounting principles, consistently applied in the same manner as prior financial years and International Financial Reporting Standards, as applicable.

2.6.	As to the contracts

2.6.1.

Richmont maintains adequate insurance with respect to the operation of its business, activities, its assets and its liabilities as well as that of its directors. Richmont has fulfilled its obligations in respect of each insurance policy to which it has subscribed. Richmont has duly sent to the insurers all notices required to be given in respect of the policies, relating to any change or circumstance which could increase the risk stipulated in the policies.

2.6.2.

The Corporation respects all material contracts to which it is a party and to the Corporation's knowledge all such contracts are valid, binding and enforceable. The Corporation is not in default or breach of any material contract, lease, agreement, undertaking or instrument to which it is a party.

2.6.3.	The Corporation has not received any notice of non-renewal or cancellation of any of its material contracts, leases, agreements, undertakings or instruments.

2.7.	Environmental situation

2.7.1.	Richmont, its operations, assets and property it owns, leases or occupies or which is otherwise under its control are in material compliance with applicable Environmental Laws, as defined below.

2.7.2.

The Corporation holds all the material permits required to conduct its business in accordance with Environmental Laws (the "Environmental Permits"). The Corporation has no knowledge of any actual grounds that would lead to a suspension, revocation, expiration, non-renewal or cancellation of any Environmental Permits.

2.7.3.

Except as disclosed in Schedule 2.7.3, to the knowledge of Richmont, Richmont is not currently the subject of an investigation or inspection by any federal, provincial or municipal environmental authority.

10

2.7.4.

The Corporation has not received a notice of violation or a notice of corrective measures to be implemented or a warning or a written or verbal request for information with respect to an investigation or inspection by a federal, provincial, regional or municipal body concerning environmental matters to the extent such notices, warnings or requests would have a material adverse effect on the operations of Richmont.

2.7.5.

For the purposes hereof "Environmental Laws" means a law, by- law, decree, directive, guideline, order, judgment, policy, requirement of any administrative or judicial authority relating to the environment or the protection thereof.

2.8.	As to litigation

2.8.1.

To Richmont’s knowledge, except as disclosed in Schedule 2.8.1, there is no material actual or threatened litigation, including any class actions, against the Corporation or with respect to the assets of the Corporation which could result in a material adverse effect on the Corporation.

2.8.2.

No governmental proceedings are pending to which the Corporation or its subsidiaries are a party or to which their property is subject that would result individually or in the aggregate in any material adverse change in the operation, business or condition of the Corporation and its subsidiaries, taken as a whole, and no such proceedings have, to the knowledge of the Corporation, been threatened against or are contemplated with respect to the Corporation or its subsidiaries or their properties.

2.8.3.	Other than the proposed Act respecting the development of mineral resources in keeping with the principles of sustainable development (Bill 14), the Corporation is not aware of any pending or contemplated change to any applicable law or regulation or governmental position that would adversely affect the business of the Corporation and its subsidiaries, or the business or legal environment under which the Corporation or its subsidiaries operate.

2.8.4.	Richmont is not a party to any litigation for which a judgement or settlement remains unsatisfied.

2.9.	As to employees and service providers

2.9.1.

To the knowledge of the Corporation, the Corporation is in compliance with respect to all of the material reports it must complete and all of the assessments and contributions it is legally or contractually required to make as an employer.

11

2.9.2.	The Corporation is not a party to any material labor conflict, grievance or dispute and, to the knowledge of the Corporation, none is threatened.

2.9.3.

All of the amounts owed or due to the employees of the Corporation as salary or severance pay at the date hereof including bonus, commissions, vacation pay or other types of remuneration due and payable as of the date hereof have been fully paid.

2.9.4.

No officer or key employee of Richmont has given notice that he (she) wishes to resign and Richmont has no knowledge of any information that any such officer or key employee could resign as result of the transactions contemplated herein or for any other reason.

2.10.	As to related party transactions

2.10.1.	No director or officer of Richmont has any material financial interest in a person or business which competes with Richmont.

2.10.2.

Richmont has no loan or account receivable or payable held or payable to any person who is not at arm’s length to it in accordance with applicable tax law except as disclosed in the notes to the Financial Statements.

3.	REPRESENTATIONS AND WARRANTIES

The Investor represents, warrants, covenants and acknowledges, as applicable, to the Corporation (and acknowledges that the Corporation is relying thereon for the purpose of the Private Placement) that as of the date hereof:

3.1.

The Investor is an individual who has attained the age of majority and is legally competent to execute this Agreement and take all actions, consummate all transactions and enter into all other agreements required or contemplated pursuant to this Agreement and, the execution, delivery and performance by the Investor of this Agreement.

3.2.	This Agreement has been duly executed and delivered by the Investor and constitutes a legal, valid and binding agreement of the Investor enforceable against the Investor in accordance with its terms.

3.3.

The execution and delivery of and performance by the Investor of this Agreement (i) do not (or would not with the giving of notice, the lapse of time, or both, or the happening of any other event or condition) result in a breach or a violation of, or conflict with, or allow any other person to exercise any rights under, any terms or provisions of any contracts or instruments to which the Investor is a party and (ii) will not result in the violation of any law.

12

3.4.

The subscription for and the purchase of the Debenture by the Investor and the decision to subscribe for and purchase the Debenture and execute this Agreement has been based entirely upon this Agreement and information contained in the public record and that the Corporation has not provided any representation to the Investor other than as contained herein.

3.5.

The distribution of the Debenture pursuant to this Agreement has not been made through, or as a result of, and is not being accompanied by, (i) a general solicitation, (ii) any advertisements including articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over radio or television, or (iii) any seminar or meeting whose attendees have been invited by general solicitation or general advertising.

3.6.

The Investor is acquiring the Debenture as principal for his own account and not as agent or for the benefit of any other person and is acquiring the Debenture for investment purposes only and not with a view to resale or distribution. The Investor is a resident of Ontario and is an "accredited investor", as such term is defined in National Instrument 45-106 – Prospectus and Registration Exemptions, and it has concurrently executed and delivered a Representation Letter in the form attached as Exhibit 1 hereto and specifically represents and warrants that one or more of the categories set forth in Appendix "A" attached thereto correctly, and in all respects, describes the Investor, and will describe the Investor at closing of the purchase and sale of the Debenture, and the Investor has so indicated by initialing the category in such Appendix "A" which so describes it.

3.7.	The Investor has been independently advised as to and is aware of the resale restrictions under Applicable Securities Laws with respect to the Debenture and the Underlying Shares.

3.8.

The Investor has obtained such legal and tax advice as it considers appropriate in connection with the offer, sale and issuance of the Debenture and the execution, delivery and performance by the Investor of this Agreement and the transactions contemplated by this Agreement. The Investor is not relying on the Corporation, its affiliates or counsel in this regard.

3.9.	None of the funds that the Investor is using to purchase the Debenture are to the knowledge of the Investor, proceeds obtained or derived, directly or indirectly, as a result of illegal activities.

3.10.

No person has made any oral or written representations to the Investor: (i) that any person will resell or repurchase the Debenture or any of the Underlying Shares, as the case may be; or (ii) as to the future value or price of any of the Shares, as the case may be.

13

3.11.

The Investor is a sophisticated investor and has such knowledge of financial and business affairs as to be capable of evaluating the merits and risks of its investment and is able to bear the economic risk of loss of its investment.

3.12.	The Investor is not a non-resident of Canada for purposes of the Income Tax Act (Canada).

3.13.

The Investor is not a "U.S. Person" (as that term is defined in Regulation S promulgated under the U.S. Securities Act, which definition includes, but is not limited to, an individual resident in the United States) and is not acquiring, directly or indirectly, the Debenture for the account of or benefit of a U.S. Person in the United States.

3.14.	The Investor has not received, nor does it expect to receive any financial assistance from the Corporation, directly or indirectly, in respect of the Investor's purchase of the Debenture.

4.	ACKNOWLEDGEMENTS OF THE INVESTOR

The Investor hereby acknowledges and agrees that:

4.1.

The offer, sale and issuance of the Debenture is exempt from the prospectus and registration requirements of Applicable Securities Laws and, as a result: (i) the Investor will not receive information that would otherwise be required under Applicable Securities Laws or be contained in a prospectus prepared in accordance with Applicable Securities Laws, (ii) the Investor is restricted from using most of the protections, rights and remedies available under Applicable Securities Laws, including statutory rights of rescission or damages, and (iii) the Corporation is relieved from certain obligations that would otherwise apply under Applicable Securities Laws.

4.2.

No prospectus has been filed with any of the Regulatory Authorities and none of the Regulatory Authorities have made any finding or determination as to the merit for investment in, or made any recommendation or endorsement with respect to, the Debenture.

4.3.

The Debenture and Underlying Shares have not been and will not be registered under the U.S. Securities Act, or any state securities laws and the Debenture and Shares may not be offered or sold in the United States or to a U.S. person except in compliance with the requirements of an exemption from registration under the U.S. Securities Act and any applicable state securities laws.

4.4.	The Debenture is being offered for sale only on a "private placement" basis.

4.5.

The Debenture and any certificate representing the Underlying Shares (and any replacement certificate thereof issued prior to the expiration of the applicable hold periods) will bear the following legend in accordance with Applicable Securities Laws:

"UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE JUNE 2, 2012."

4.6.

The certificate representing the Underlying Shares (and any replacement certificate issued prior to the expiration of the applicable hold periods) will bear a legend substantially in the form of the following legend as required by the TSX:

"THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE LISTED ON THE TORONTO STOCK EXCHANGE ("TSX"); HOWEVER, PRIOR TO [INSERT DATE WHICH IS FOUR MONTHS FROM THE DATE OF ISSUANCE], THE SAID SECURITIES CANNOT BE TRADED THROUGH THE FACILITIES OF THE TSX SINCE THEY ARE NOT FREELY TRANSFERABLE, AND CONSEQUENTLY ANY CERTIFICATE REPRESENTING SUCH SECURITIES IS NOT 'GOOD DELIVERY' IN SETTLEMENT OF TRANSACTIONS ON THE TSX."

4.7.

The certificate representing the Underlying Shares (and any replacement certificate issued prior to the applicable hold periods) will also bear a legend substantially in the form of the following legend in accordance with the Corporation’s Shareholder Rights Plan Agreement dated March 28, 2011:

"UNTIL THE SEPARATION TIME (DEFINED IN THE RIGHTS AGREEMENT REFERRED TO BELOW), THIS CERTIFICATE ALSO EVIDENCES THE RIGHTS OF THE HOLDER DESCRIBED IN A SHAREHOLDER RIGHTS PLAN AGREEMENT DATED AS OF MARCH 28, 2011 AS THE SAME MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME (THE "RIGHTS AGREEMENT"), BETWEEN RICHMONT MINES INC. (THE "COMPANY") AND COMPUTERSHARE INVESTOR SERVICES INC., THE TERMS OF WHICH ARE INCORPORATED HEREIN BY REFERENCE AND A COPY OF WHICH IS ON FILE AT THE PRINCIPAL EXECUTIVE OFFICES OF THE COMPANY. UNDER CERTAIN CIRCUMSTANCES SET OUT IN THE RIGHTS AGREEMENT, THE RIGHTS MAY EXPIRE, MAY BECOME NULL AND VOID OR MAY BECOME EXERCISABLE AND SHALL THEREAFTER BE EVIDENCED BY SEPARATE CERTIFICATES AND NO LONGER EVIDENCED BY THIS CERTIFICATE. THE COMPANY WILL MAIL OR ARRANGE FOR THE MAILING OF A COPY OF THE RIGHTS AGREEMENT TO THE HOLDER OF THIS CERTIFICATE WITHOUT CHARGE AS SOON AS PRACTICABLE AFTER THE RECEIPT OF A WRITTEN REQUEST THEREFOR."

4.8.

The Debenture and the Underlying Shares may not be sold in Canada or to Canadian residents unless, if applicable, the sale is made pursuant to an available exemption from the prospectus and registration requirements under the securities legislation in the Canadian purchaser’s province or territory of residence or the required "hold" period under Canadian securities legislation has expired.

4.9.	The Private Placement is subject to regulatory consent from the TSX and NYSE Amex, and the listing of the Underlying Shares shall be subject to the approval of the TSX and NYSE Amex.

4.10.

The Corporation may complete additional financings in the future in order to develop the business of the Corporation and fund its ongoing development, and such future financings may have a dilutive effect on current securityholders of the Corporation, including the Investor.

4.11.	The Debenture is not transferable, in whole or in part, by the Investor.

5.	COVENANTS OF THE INVESTOR

5.1.

The Investor will comply with Applicable Securities Laws concerning the subscription, purchase, holding and resale restrictions of the Debenture and the Underlying Shares and will consult with its legal advisers with respect to complying with resale restrictions under Applicable Securities Laws with respect to the Debenture and the Underlying Shares.

5.2.

The Investor will execute, deliver, file and otherwise assist the Corporation in filing any reports, undertakings and other documents required under Applicable Securities Laws in connection with the offer, sale and issuance of the Debenture.

6.	COVENANTS OF THE CORPORATION

6.1.

The Corporation shall use its commercially reasonable efforts to remain a reporting issuer under Applicable Securities Laws in British Columbia, Alberta, Ontario and Québec, and not in default of any requirement of such Applicable Securities Laws for a period of at least 24 months after the date hereof, subject to the right of the Corporation and its subsidiaries to enter into any transaction involving a change of control, sale, merger, acquisition, business combination, amalgamation, reorganization, plan of arrangement or any similar transaction.

6.2.

As soon as reasonably possible after the date hereof, the Corporation shall execute and file with the Securities Regulators all forms, notices and certificates required to be filed pursuant to the Applicable Securities Laws in the time required by the Applicable Securities Laws.

6.3.

The Corporation shall, upon execution of this Agreement, apply to the NYSE AMEX for approval with respect to the issuance of the Debenture and the Underlying Shares by the Corporation and the subscription and purchase of the Debenture and the Underlying Shares as principal for its own account by the Investor.

6.4.	Upon presentation of supporting documentation, the Corporation shall pay all reasonable legal fees and expenses of legal counsel to the Investor, up to a maximum of $35,000.

7.	INDEMNIFICATION

7.1.	The Corporation agrees that the representations, warranties and covenants of the Corporation herein will be true and correct as of the Closing Date and will survive for a period of twenty-four (24) months following such Closing Date, except (i) in case of fraud, in which case no time limit shall be applicable, and (ii) with respect to the representations and warranties set out in Sections 2.1.1, 2.1.3, 2.1.6, 2.1.14 and 2.1.15 will continue to have full force and effect without any limitation of time. The Corporation agrees to indemnify and save harmless the Investor from and against any and all loss, liability, claim or damage arising out of or based upon any representation or warranty of the Corporation contained herein not being true and accurate in any material respect or any breach or failure by the Corporation to comply in any material respect with any covenant or agreement made by the Corporation herein.

7.2.	The Investor agrees that the representations, warranties and covenants of the Investor herein will be true and correct as of the Closing Date and will survive such Closing Date without any limitation of time. The Investor agrees to indemnify and save harmless the Corporation from and against any and all loss, liability, claim or damage arising out of or based upon any representation or warranty of the Investor contained herein not being true and accurate in any material respect or any breach or failure by the Investor to comply in any material respect with any covenant or agreement made by the Investor herein or in any document furnished by the Investor to the Corporation in connection herewith.

8.	NOTICE

Any notice or other communication which must be given in accordance herewith shall be in writing and sent by facsimile or by messenger to the addresses set out hereunder or to the address or fax number set out in a written notice from one party to the other:

Robert Buchan

Richmont Mines Inc.
161, Avenue Principale
Rouyn-Noranda, Québec J9X 4P6

To the attention of the President

Facsimile: (819) 797-0166

Any notice given as aforesaid shall be presumed to have been received on the date of its receipt by the addressee.

9.	CONFIDENTIALITY

The Investor agrees that as long as such information is not part of the public domain or required to be disclosed in accordance with applicable law or court order or by order of a regulatory body, it will not disclose, publish or reveal in any manner whatsoever and to whomever, any information contained herein.

10.	INTERPRETATION

10.1.	The recitals and the schedules form an integral part of this agreement.

10.2.	No modification or amendments to this agreement shall be valid and binding unless set forth in writing and duly executed by all parties hereto and no waiver of any breach of any term or provision of this agreement shall be effective or binding unless made in writing and signed by the party purporting to give same and, unless otherwise provided, shall be limited to the specific breach waived.

10.3.	Any decision of a court to the effect that any of the provisions of this agreement are null and unenforceable shall in no way affect the other provisions of this agreement or their validity or enforceability.

10.4.	As the context requires, words importing the singular number include the plural, words importing the masculine gender include the feminine gender, and vice versa.

10.5.	The division of this Agreement into Sections and Subsections and the insertion of headings are for convenient reference only and are not to affect its interpretation.

10.6.	This Agreement becomes effective when executed by all parties to it. After that time, it will be binding upon and enure to the benefit of the parties and their respective successors, heirs, executors, administrators and legal representatives. This Agreement is not transferable or assignable by any party to it.

10.7.	This Agreement, the director retainer agreement dated February 1, 2012 between the Corporation and the Investor and the certificate representing the Debenture dated the date hereof and the other documents delivered in connection herewith or therewith constitute the full and entire understanding and agreement between the parties with respect to the transactions contemplated herein and no party shall be liable or bound to any other in any manner by any representations, warranties, covenants and agreements except as specifically set forth herein and therein. For greater certainty, upon execution of this Agreement, this Agreement shall supersede and replace the term sheet between the parties in its entirety.

10.8.	This Agreement including the Schedules may be executed in any number of counterparts (including counterparts by Facsimile or email in Portable Document Format ("PDF") and all such counterparts taken together will be deemed to constitute one and the same document.

10.9.	The present agreement shall be interpreted and governed by the laws in force in the Province of Québec and the federal laws of Canada applicable therein. The parties hereby irrevocably accept the jurisdiction of the courts of Québec.

10.10.	This Agreement is written in English at the express request of the Parties. Ce contrat est rédigé en anglais à la demande expresse des parties.

[Signature page follows]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement at the place and on the date referred to above.

(signed) Robert Buchan
Robert Buchan

RICHMONT MINES INC.

Per:	(signed) Martin Rivard	Per:	(signed) Nicole Veilleux
	Martin Rivard		Nicole Veilleux
	President and Chief Executive		Financial Director
Officer

UNLESS PERMITTED UNDER CANADIAN SECURITIES LEGISLATION, THE HOLDER OF THIS DEBENTURE MUST NOT TRADE THE DEBENTURE, OR ANY SECURITIES ISSUABLE ON THE CONVERSION OF THIS DEBENTURE, BEFORE THE DATE THAT IS FOUR MONTHS AND A DAY AFTER THE DATE HEREOF.

THE COMMON SHARES UNDERLYING THIS DEBENTURE ARE LISTED ON THE TORONTO STOCK EXCHANGE (THE “TSX”); HOWEVER, PRIOR TO JUNE 2, 2012, THE SAID COMMON SHARES CANNOT BE TRADED THROUGH THE FACILITIES OF THE TSX SINCE THEY ARE NOT FREELY TRANSFERABLE, AND CONSEQUENTLY ANY CERTIFICATE REPRESENTING SUCH SECURITIES IS NOT 'GOOD DELIVERY' IN SETTLEMENT OF TRANSACTIONS ON THE TSX.

THIS DEBENTURE IS NON-TRANSFERABLE. DO NOT DESTROY THIS CERTIFICATE.

RICHMONT MINES INC.

7.6% FIVE-YEAR CONVERTIBLE UNSECURED SUBORDINATED DEBENTURE

CAD $8,000,000	February 1, 2012

FOR VALUE RECEIVED Richmont Mines Inc. (the "Corporation") having its head office at 161, Avenue Principale, Rouyn-Noranda, Québec, J9X 4P6, hereby acknowledges itself indebted to and promises to pay to Robert Buchan (the "Lender") the sum of CAD $8,000,000 plus all accrued interest in lawful money of Canada at the address of the Lender at or such other place in Canada as the Lender may designate. Subject to the terms of this Debenture, the unpaid principal amount of this Debenture together with all unpaid, accrued interest shall be repaid in full on February 1, 2017 (the "Maturity Date"), or such earlier date as the principal amount of the Debenture may become due and payable in accordance with the provisions of this Debenture.

ARTICLE 1
INTERPRETATION

Section 1.1	Defined Terms.

As used herein the following expressions shall have the following meanings:

"Business Day" means any day, other than Saturday, Sunday or a statutory holiday on which chartered banks in Montreal, Québec or Toronto, Ontario are not generally open for the transaction of business.

"Change of Control" means the occurrence of any of the following after the date hereof: (i) the acquisition by any Person or group of Persons acting jointly or in concert of more than fifty percent (50%) of the issued and outstanding Common Shares of the Corporation on a fully diluted basis (for the purposes hereof, "acting jointly or in concert" shall have the meaning ascribed thereto in Regulation 62-104 Respecting Take-Over Bids and Issuer Bids of the Canadian Securities Administrators; (ii) a consolidation, amalgamation, arrangement, take-over, reverse take-over or merger of the Corporation with or into any other corporation or other entity where the shareholders of the Corporation immediately prior to such transaction will not beneficially own, immediately after such transaction, shares entitling such shareholders to more than fifty percent (50%) of all votes to which all shareholders of the surviving corporation would be entitled in the election of directors; (iii) the sale or disposition of all or substantially all of the assets of the Corporation; or (iv) any decision of the Corporation to wind-up, liquidate or dissolve.

"Common Shares" means common shares in the capital of the Corporation.

"Conversion Date" has the meaning ascribed to such term in Section 3.2.

"Conversion Price" has the meaning ascribed to such term in Section 3.1(a).

"Corporation" has the meaning ascribed to such term on the cover page of this Debenture.

"Event of Default" has the meaning ascribed to such term in Section 7.1.

"Governmental Entity" means any: (i) multinational, federal, provincial, state, municipal, local or other governmental or public department, central bank, court, commission, board, bureau, regulatory agency or instrumentality, domestic or foreign; (ii) any subdivision or authority of any of the foregoing; or (iii) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the above.

"Interest Payment Date" has the meaning ascribed to such term in Section 2.1.

"Lender" has the meaning ascribed to such term on the cover page of this Debenture.

"Maturity Date" has the meaning ascribed to such term on the cover page of this Debenture.

"Person" means an individual, partnership, corporation, trust, unincorporated association, joint venture, governmental agency or other entity.

"Put Notice" has the meaning ascribed to such term in Section 4.11.

"Redemption Amount" has the meaning ascribed to such term in Section 4.8.

"Redemption Notice" has the meaning ascribed to such term in Section 4.8.

"Redemption Date" has the meaning specified in the Redemption Notice set forth in Appendix II attached hereto.

"Senior Indebtedness" means the principal of and premium, if any, and interest on and other amounts owing: in respect of all indebtedness of the Corporation (whether outstanding as at the date hereof or thereafter incurred), other than indebtedness evidenced by this Debenture and all other existing and future debentures or other instruments of the Corporation which, by the terms of the instrument creating or evidencing the indebtedness, is expressed to be pari passu with, or subordinate in right of payment to, this Debenture or other indebtedness ranking pari passu with this Debenture; and "Senior Indebtedness" shall in all events, include all of the obligations of each borrower, issuer, and/or guarantor under the Senior Indebtedness documentation;

"Subscription Agreement" means the private placement subscription agreement dated February 1, 2012 between the Corporation and the Lender.

"TSX" means the Toronto Stock Exchange.

Section 1.2	Interpretation.

(a)

"This Debenture", "hereto", "hereby", "hereunder", "herein", and similar expressions refer to the whole of this Debenture and not to any particular Article, Section, paragraph, clause, subdivision or other portion hereof.

(b)	Words importing the singular number only include the plural and vice versa and words importing gender shall include all genders.

(c)	The division of this Debenture into Articles and Sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Debenture.

(d)	Time is of the essence hereof.

(e)	Where the word "including" or "includes" is used in this Debenture, it means "including (or includes) without limitation".

Section 1.3	Day Not a Business Day.

In the event that any day on or before which any action is required to be taken hereunder is not a Business Day, then, except as otherwise provided herein, such action shall be required to be taken on the next following day that is a Business Day.

Section 1.4	Currency.

All references to currency herein shall be to lawful money of Canada unless otherwise expressly specified.

Section 1.5	Governing Law.

This Debenture shall be governed by and interpreted and enforced in accordance with the laws of the Province of Québec and the federal laws of Canada applicable therein.

Section 1.6	Non-Transfer of Debenture.

This Debenture shall not be transferable by the Lender, in whole or in part except with the prior written consent of the Corporation.

ARTICLE 2
INTEREST

Section 2.1	Interest.

The principal hereof outstanding from time to time shall bear interest both before and after maturity, default and judgment from the date hereof to the date of repayment in full at 7.6% per annum, calculated, compounded and payable monthly, on the first day of each month following the issuance of this Debenture (each an "Interest Payment Date"), commencing on March 1, 2012 and ending on the Maturity Date.

ARTICLE 3
CONVERSION OF DEBENTURE

Section 3.1	Conversion of Debenture into Common Shares.

(a)

Upon and subject to the provisions and conditions of this Article 3, the Lender shall have the right, at its option, at any time from the date hereof up until the Maturity Date, to convert all but not less than all of the principal amount owing under this Debenture, into fully paid and non-assessable Common Shares at a price of CAD$12.17 per Common Share (the "Conversion Price"). Notwithstanding anything to the contrary contained herein, upon the conversion of this Debenture, all accrued and unpaid interest owing thereon shall be payable in cash.

(b)	Fractional interests in Common Shares shall be adjusted for in the manner provided for herein.

Section 3.2	Manner of Exercise of Right to Convert to Common Shares.

The Lender may exercise its rights to convert, in accordance with the provisions of this Article 3, by sending to the Corporation a notice substantially in the form provided in Appendix I attached hereto. The effective date of delivery of such notice, as determined by Section 9.2, shall be the date of conversion (the "Conversion Date") for the purposes of this Section. Thereupon, the Lender shall be entitled to be entered in the books of the Corporation as at the Conversion Date as the holder of the number of Common Shares into which the principal amount of this Debenture pursuant to this Section is convertible in accordance with the provisions of this Article 3 and, within five (5) Business Days of receiving such notice, the Corporation shall deliver to the Lender a certificate or certificates for such Common Shares.

Section 3.3	Adjustments.

(a)

If and whenever the Corporation shall (i) subdivide or redivide the outstanding Common Shares into a greater number of Common Shares; (ii) reduce, combine or consolidate the outstanding Common Shares into a smaller number of Common Shares; (iii) issue any Common Shares to the holders of all or substantially all of the outstanding Common Shares by way of a stock dividend, the number of Common Shares which may be acquired pursuant to Section 3.1(a) on the effective date of such subdivision, redivision, reduction, combination or consolidation or on the record date for such issue of Common Shares by way of a stock dividend, as the case may be, shall be increased, in the case of the events referred to in (i) and (iii) above, in the proportion which the number of Common Shares outstanding before such subdivision, redivision or dividend bears to the number of Common Shares outstanding after such subdivision, redivision or dividend, or shall be decreased, in the case of the events referred to in (ii) above, in the proportion which the number of Common Shares outstanding before such reduction, combination, or consolidation bears to the number of Common Shares outstanding after such reduction, combination or consolidation. Any such issue of Common Shares by way of a stock dividend shall be deemed to have been made on the record date fixed for such stock dividend for the purpose of calculating the number of outstanding Common Shares under this Section 3.3(a) or Section 3.3(b).

(b)

In the case of any reclassification of, or other change in, the outstanding Common Shares through mergers, acquisitions, business combination, amalgamations, reorganizations, plan of arrangements and other than a subdivision, redivision, reduction, combination consolidation, or issuance by way of stock dividend, the Lender shall be entitled to receive upon conversion pursuant to Section 3.1(a), and shall accept in lieu of the number of Common Shares to which it was theretofore entitled upon such conversion, the kind and amount of shares and other securities or property which such Lender would have been entitled to receive as a result of such reclassification if, on the effective date thereof, it had been the registered holder of the number of Common Shares to which it was theretofore entitled upon conversion. If necessary, appropriate adjustments shall be made in the application of the provisions set forth in this Article 3 with respect to the rights and interests thereafter of the Lender to the end that the provisions set forth in this Article 3 shall thereafter correspondingly be made applicable as nearly as may be possible in relation to any shares or other securities or property thereafter deliverable upon the conversion of this Debenture.

(c)

If and whenever the Corporation shall issue or distribute to all or substantially all the holders of Common Shares (i) shares of the Corporation of any class other than Common Shares; (ii) rights, options or warrants; (iii) evidences of indebtedness; or (iv) any other assets and if such issuance or distribution does not result in an adjustment as provided for in Section 3.3(a) or Section 3.3(b), the Conversion Price at which the Lender shall have the right to convert the principal amount of this Debenture into Common Shares pursuant to Section 3.1(a) shall be adjusted effective immediately after the record date at which the holders of Common Shares are determined for purposes of any distribution as aforesaid in such manner as the directors of the Corporation, acting reasonably, determine to be appropriate on a basis consistent with this Section 3.3, subject to the prior approval of the TSX.

(d)

If, at any time, the Lender exercises its conversion rights after the record date and before the occurrence of an event, for which this Section 3.3 requires that an adjustment shall become effective immediately after the record date for such event, the Corporation may defer issuing to the Lender the additional Common Shares issuable upon such conversion, by reason of the adjustment required by such event, until the occurrence of such event. In the event of such an adjustment, the Corporation shall deliver to the Lender an appropriate instrument evidencing the Lender's right to receive such additional Common Shares upon the occurrence of the event requiring such adjustment and the right to receive any distributions made on such additional Common Shares declared in favour of Common Shareholders on and after the Conversion Date or such later date as such holder would, but for the provisions of this Section 3.3, have become the holder of record of such additional Common Shares.

(e)

If any question arises with respect to the adjustments provided for in this Section 3.3, such question shall be conclusively determined, subject to the prior approval of the TSX, by a firm of chartered accountants appointed by the Corporation, acting reasonably. Such chartered accountants shall have for such purposes access to all necessary records of the Corporation and such determination shall be binding upon the Corporation and the Lender.

(f)

Notwithstanding anything to the contrary contained in this Article 3, no adjustment shall be made in the conversion rights attached to the Debenture if the issue of Common Shares is being made pursuant to this Debenture, pursuant to any stock option, stock option plan or stock purchase plan in force from time to time for officers or employees of the Corporation, or pursuant to any stock option granted by the Corporation prior to the date of this Debenture.

(g)	The form of this Debenture need not be changed because of any adjustment in the Conversion Price or in the number of Common Shares issuable upon its conversion.

(h)	Adjustments to the Conversion Price or the number of Common Shares convertible into pursuant to this Debenture may be subject to the prior approval of the TSX.

Section 3.4	No Requirement to Issue Fractional Shares.

The Corporation shall not be required to issue fractional Common Shares upon the conversion of this Debenture. If any fractional interest in a Common Share would, except for the provisions of this Article 3, be deliverable upon the conversion of the principal amount of this Debenture, the Corporation shall, in lieu of delivering any certificate representing such fractional interest, satisfy such fractional interest by paying to the Lender an amount in cash equal to such fraction multiplied by the Conversion Price (as may be adjusted pursuant to Section 3.3).

Section 3.5	Certificate as to Adjustment.

The Corporation shall from time to time immediately after the occurrence of any event which requires an adjustment or re-adjustment as provided in Section 3.3, deliver a notice to the Lender specifying the nature of the event requiring the same and the amount of the adjustment necessitated thereby and setting forth in reasonable detail the method of calculation and the facts upon which such calculation is based, which notice and the amount of the adjustment specified therein shall be verified by an opinion of a firm of chartered accountants appointed by the Corporation, acting reasonably, and, when approved by the Corporation, shall be conclusive and binding on all parties.

Section 3.6	Notice of Special Matters.

The Corporation shall give notice to the Lender, in the manner provided in Article 9, of its intention to fix a record date for any event mentioned in Section 3.3 which may give rise to an adjustment in the number of Common Shares which may be acquired pursuant to Section 3.1, and, in each case, such notice shall specify the particulars of such event and the record date and the effective date for such event; provided that the Corporation shall only be required to specify in such notice such particulars of such event as shall have been fixed and determined on the date on which such notice is given. Such notice shall be given not less than 14 days prior to such applicable record date.

Section 3.7	Rights of the Lender.

The Lender shall have no rights whatsoever as a shareholder with respect to any of the Common Shares issuable to it upon the conversion of this Debenture (including any right to receive dividends or other distributions therefrom or thereon or to vote at a general meeting of the shareholders of the Corporation) unless and until it exercises the right of conversion contemplated in this Article 3 and, in such event, the right of the Lender in respect of the Common Shares issued to it upon the conversion of this Debenture shall only accrue as and from the date of the conversion as set forth in Section 3.2.

ARTICLE 4
REPAYMENT AND REDEMPTION

Section 4.1	Repayment of the Principal Amount.

Subject to the provisions of this Debenture, the principal amount outstanding under this Debenture, together with all accrued and unpaid interest thereon shall be repaid to the Lender in full on the Maturity Date.

Section 4.2	Optional Redemption by Corporation.

At any time after the earlier of (1) the occurrence of a Change of Control, (2) the acceptance by the Corporation of the Lender's resignation as a director of the Corporation, and (3) February 1, 2014, the Corporation shall have the right, at its option, to redeem the entire principal amount outstanding under the Debenture, together with all accrued and unpaid interest thereon by providing not less than twenty-one (21) days prior written notice to the Lender as provided for in Section 4.8 hereof.

Section 4.3	Restriction on Early Redemption

The Corporation shall be restricted from repaying or redeeming the principal amount outstanding hereunder except as explicitly permitted hereunder, as required hereunder, or with the written consent of the Lender.

Section 4.4	Method of Payment.

All payments hereunder to the Lender shall be made in Canadian dollars on the date when due by certified cheque or wire transfer of immediately available funds directly to the account(s) as may be specified to the Corporation, from time to time, by written notice from the Lender.

Section 4.5	Payments by the Corporation.

Any payment by the Corporation on account of any amount due and payable by it hereunder, whether on account of principal, fees, costs and expenses or otherwise, shall be made by the Corporation to the Lender and no such payment by the Corporation shall be effective until such time as it is so received by the Lender. All payments to be made by the Corporation to the Lender shall be in immediately available funds and received by the Lender no later than 5:00 p.m. (Montreal time) on the date of payment in order to obtain same day credit. Any such payment so received after such time on such date shall be deemed to have been paid on, and shall be credited on the next following Business Day.

Section 4.6	Net Payments.

All payments made by the Corporation hereunder shall be made without setoff, counterclaim or other defence, except as may be required by applicable law.

Section 4.7	Places of Payment.

The Redemption Amount will be payable upon presentation and surrender of the Debenture called for redemption to the Corporation.

Section 4.8	Notice of Redemption.

Notice of redemption of the Debenture pursuant to Section 4.2 (the "Redemption Notice") shall be given by the Corporation to the Lender substantially in the form set forth in Appendix II hereof. The Redemption Notice shall specify the aggregate principal amount of Debenture called for redemption (the "Redemption Amount"), the Redemption Date, the manner of payment and any right of the Lender to convert such Debenture as provided in Article 3 and shall state that interest upon the principal amount of Debenture called for redemption shall cease to be payable from and after the Redemption Date.

Section 4.9	Debenture Due on Redemption Date.

Upon the Redemption Notice being given in accordance with Section 4.8, the Redemption Amount shall be and become due and payable on the Redemption Date specified in such Redemption Notice and with the same effect as if it were the Maturity Date of such Debenture, the provisions hereof or of any such Debenture notwithstanding (subject, however, to the right of the Lender to convert this Debenture in accordance with Article 3), and, from and after such Redemption Date, interest shall cease, unless payment of the Redemption Amount shall not be made on presentation for surrender of such Debenture as specified in Section 4.7 on or after the Redemption Date.

Section 4.10	Payment of Redemption Amount in Cash or Common Shares.

Upon the Debenture being called for redemption as provided for in Section 4.8, the Corporation shall pay to the Lender, upon surrender of the Debenture as specified in the Redemption Notice, the Redemption Amount thereof. The Lender may elect payment in cash or payment in Common Shares.

Section 4.11	Redemption at Lender's Option.

At any time after the earlier of (1) the occurrence of a Change of Control, and (2) August 1, 2013, the Lender shall have the right, at its option, to require the Corporation redeem the entire principal amount outstanding under this Debenture at a redemption price equal to the outstanding principal amount of this Debenture plus any accrued and unpaid interest thereon to but excluding the date fixed for redemption. To exercise such right, the Lender must provide a notice in writing (the "Put Notice") to the Corporation that it requires the Corporation redeem this Debenture in full at least twenty-one (21) days prior to the date fixed for redemption. Any payment due by the Corporation to the Lender hereunder shall be, upon presentation and surrender of the Debenture to the Corporation, made by certified cheque or wire transfer of immediately available funds directly to the account(s) as may be specified by the Lender to the Corporation in the Put Notice.

ARTICLE 5
SUBORDINATION TO SENIOR INDEBTEDNESS OF THE CORPORATION

Section 5.1	Agreement to Subordinate.

The Corporation agrees, and the Lender by accepting this Debenture agrees, that the indebtedness, liabilities and obligations evidenced by this Debenture (including the principal amount and any accrued interest thereon) is subordinate in right of payment, to the extent and in the manner provided in this Article 5, to the prior payment in full of all existing and future Senior Indebtedness of the Corporation.

Section 5.2	Order of Payment.

Upon any distribution of the assets of the Corporation upon any dissolution, winding up, total liquidation or reorganization of the Corporation (whether in bankruptcy, insolvency or receivership proceedings, or upon an "assignment for the benefit of creditors" or any other marshalling of the assets and liabilities of the Corporation, or otherwise):

(a)

all Senior Indebtedness shall first be paid indefeasibly in full, or provision made for such payment, before any payment is made on account of the principal of or interest on the indebtedness evidenced by this Debenture;

(b)

any payment or distribution of assets of the Corporation, whether in cash, property or securities, to which the Lender would be entitled, except for the provisions of this Article 5, shall be paid or delivered by the trustee in bankruptcy, receiver, assignee for the benefit of creditors, or other liquidating agent making such payment or distribution, directly to the holders of such Senior Indebtedness or their representative or representatives, or to the trustee or trustees under any indenture pursuant to which any instruments evidencing any of such Senior Indebtedness may have been issued, to the extent necessary to pay all Senior Indebtedness in full after giving effect to any concurrent payment or distribution, or provision therefor, to the holders of such Senior Indebtedness; and

(c)

the holders of Senior Indebtedness or a receiver or a receiver-manager of the Corporation or of all or part of its assets or any other enforcement agent may sell, mortgage, or otherwise dispose of the Corporation assets in whole or in part, free and clear of all indebtedness, liabilities and obligations of the Corporation under this Debenture and without the approval of the Lender.

Section 5.3	No Payments if Default under Senior Indebtedness.

Upon the maturity of any Senior Indebtedness by lapse of time, acceleration or otherwise, or any enforcement of any Senior Indebtedness, all principal of and interest on all such matured Senior Indebtedness shall first be paid in full, or shall first have been duly provided for, before any payment is made on account of principal of or interest on this Debenture.

In case of default with respect to any Senior Indebtedness permitting the Lender to accelerate the maturity thereof, unless and until such default shall have been cured or waived or shall have ceased to exist, no payment (by purchase of this Debenture or otherwise) shall be made by the Corporation with respect to the principal of or interest on this Debenture and the Lender shall not be entitled to demand, accelerate, institute proceedings for the collection of, or receive any payment or benefit (including without limitation by set-off, combination of accounts or otherwise in any manner whatsoever) on account of this Debenture after the happening of such a default, and unless and until such default shall have been cured or waived or shall have ceased to exist, such payments shall be held in trust for the benefit of, and, if and when such Senior Indebtedness shall have become due and payable, shall be paid over to, the holders of the Senior Indebtedness or their representative or representatives or to the trustee or trustees under any indenture under which any instruments evidencing an amount of the Senior Indebtedness remaining unpaid until all such Senior Indebtedness shall have been paid in full, after giving effect to any concurrent payment or distribution to the holders of such Senior Indebtedness; provided, however, that the foregoing shall in no way prohibit, restrict or prevent the Lender from taking such actions as may be necessary to preserve claims of the Lender under this Debenture in any bankruptcy, reorganization or insolvency proceeding (including, without limitation, the filing of proofs of claim in any such bankruptcy, reorganization or insolvency proceedings by or against the Corporation or its subsidiaries and exercising its rights to vote as an unsecured creditor under any such bankruptcy, reorganization or insolvency proceedings commenced by or against the Corporation or its subsidiaries).

The fact that any payment hereunder is prohibited by this Section 5.3 shall not prevent (i) the failure to make such payment from being an Event of Default hereunder and (ii) the conversion of the Debentures pursuant to Article 3.

Section 5.4	Cooperation.

The Lender hereby agrees to execute (by manual or facsimile signature) and deliver all such documents, contracts, letters, agreements, instruments, receipts or other writings that may be required to carry out, comply with and effectuate the purposes of this Article 5.

Section 5.5	Additional Indebtedness.

This Debenture does not restrict the Corporation from incurring additional indebtedness for borrowed money or otherwise or mortgaging, pledging or charging its real (immoveable) or personal (moveable) property or properties to secure any indebtedness or other financing.

ARTICLE 6
COVENANTS

Section 6.1	Positive Covenants.

The Corporation hereby covenants and agrees with the Lender that so long as this Debenture remains outstanding as follows:

(a)	Use of Proceeds. The Corporation and its subsidiaries shall use the aggregate principal amount for general working capital purposes, in accordance with its business plan;

(b)

Payment of Principal and Interest. The Corporation shall punctually pay or cause to be paid to the Lender the principal of and interest on this Debenture as and when the same become due and payable hereunder;

(c)

Corporate Existence. The Corporation and its material subsidiaries will preserve and maintain their corporate existence, subject to the right of the Corporation and its subsidiaries to enter into any transaction involving a change of control, sale, merger, acquisition, business combination, amalgamation, reorganization, plan of arrangement or any similar transaction;

(d)

Carry on Business. The Corporation and its material subsidiaries will, in all material respects, carry on and conduct the business of mining so as to reasonably preserve and protect the business and income therefrom;

(e)

Reservation of Shares. The Corporation shall, so long as this Debenture remains outstanding, reserve and there shall remain unissued out of its authorized capital, a sufficient number of Common Shares to satisfy the right of conversion herein provided for and when issued and delivered as directed, such Common Shares shall be issued as fully paid and non-assessable Common Shares that are non-encumbered, approved for listing on the TSX and NYSE AMEX and freely tradable subject to applicable securities law restrictions for "control persons";

(f)	Compliance with Laws. The Corporation and its material subsidiaries will comply in all material respects with the requirements of all applicable laws, judgments, orders, decisions and awards;

(g)	Expenses. All reasonable legal and accounting expenses and other related costs incurred by the Lender in connection with the enforcement of in this Debenture shall be paid by the Corporation;

(h)

Maintain Insurance. The Corporation and its material subsidiaries will use commercially reasonable efforts to maintain adequate insurance coverage with respect to the operation of their business and with respect to director liability;

(i)	Notification of Default. The Corporation shall notify the Lender in writing immediately upon becoming aware of an Event of Default hereunder; and

(j)	Other Information. The Corporation will send to the Lender copies of all financial statements and other material furnished to the holders of Common Shares.

Section 6.2	Negative Covenants

So long as any amount owing under the Debenture remains unpaid, none of the Corporation not its material subsidiaries shall, without the prior written consent of the Lender:

(a)	Change in Nature of Business. Make any material change in the nature of its business as carried on by it at the date hereof;

(b)

Winding-Up etc. Commence proceedings for the winding-up, dissolution or liquidation of the Corporation, subject to the right of the Corporation and its subsidiaries to enter into any transaction involving a change of control, sale, merger, acquisition, business combination, amalgamation, reorganization, plan of arrangement or any similar transaction; and

(c)

Amendment to Articles and By-laws. Take any action to approve an amendment to the articles of incorporation of the Corporation or any of its subsidiaries or any action to adopt, amend or repeal any by-laws of the Corporation or any of its subsidiaries in a manner which could be reasonably considered to materially adversely affect or impair the rights and benefits of the Lender pursuant to this Debenture.

ARTICLE 7
EVENTS OF DEFAULT AND REMEDIES

Section 7.1	Events of Default.

The occurrence of any of the following events shall constitute an "Event of Default" under this Debenture:

(a)

if default occurs in payment when due of any principal, interest or other amounts payable under this Debenture and such default is not remedied within two (2) Business Days following delivery of written notice to the Corporation to this effect;

(b)

if default occurs in performance of any other covenant of the Corporation and its subsidiaries in favour of the Lender under this Debenture and, if such default is capable of being remedied, and still remains unremedied for a period of thirty (30) days following receipt by the Corporation from the Lender of a written notice specifying in reasonable detail the default in question;

(c)

if the Corporation and/or its material subsidiaries commits an act of bankruptcy or becomes insolvent within the meaning of any bankruptcy or insolvency legislation applicable to it or a petition, an arrangement, a proposal or a notice of intention in respect of the Corporation or its material subsidiaries is filed or a receiver, trustee, custodian or other similar official is appointed or an or an application is made for the appointment of a receiver or the Corporation and its material subsidiaries or a creditor of the Corporation and its material subsidiaries makes an application in respect of the Corporation and its material subsidiaries pursuant to the Companies' Creditors Arrangement Act or a winding up order is granted;

(d)

if any act, matter or thing is done toward, or any action or proceeding is launched or taken to terminate the corporate existence of the Corporation or any of its material subsidiaries, whether by winding-up, surrender of charter or otherwise, subject to the right of the Corporation and its subsidiaries to enter into any transaction involving a change of control, sale, merger, acquisition, business combination, amalgamation, reorganization, plan of arrangement or any similar transaction;

(e)	if the Corporation or any of its material subsidiaries ceases to carry on its business;

(f)

if any receiver, administrator or manager of the property, assets or undertaking of the Corporation and its material subsidiaries or a substantial part thereof is appointed pursuant to the terms of any trust deed, trust Debenture, debenture or similar instrument  or by or under any judgment or order of any court.

(g)	if the Corporation or any of its material subsidiaries fails to pay or perform its obligations generally as they become due or admits its inability to pay its debts generally;

(h)

if any of the representations and warranties agreed upon in the subscription agreement dated the date hereof among the Corporation and the Lender are untrue in any material respect and such inaccuracy continues for 30 days after the Corporation becomes aware of such inaccuracy; or

(i)	if any of the Corporation or its subsidiaries defaults on any Senior Indebtedness resulting in the holder of such Senior Indebtedness to be entitled to accelerate payment of same.

Section 7.2	Remedy.

Whenever an Event of Default has occurred and is continuing, then the Lender may declare the whole of the principal amount of this Debenture and all accrued unpaid interest thereon to be immediately due and payable without presentment, demand, protest or further notice of any kind, all of which are expressly waived by the Corporation.

ARTICLE 8
LEGEND

Section 8.1	Legend.

Any certificate representing Common Shares issued upon exercise of the Debenture prior to the date which is four months and one day after the date hereof will bear the following legend:

"THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE LISTED ON THE TORONTO STOCK EXCHANGE (“TSX”); HOWEVER, PRIOR TO JUNE 2, 2012, THE SAID SECURITIES CANNOT BE TRADED THROUGH THE FACILITIES OF THE TSX SINCE THEY ARE NOT FREELY TRANSFERABLE, AND CONSEQUENTLY ANY CERTIFICATE REPRESENTING SUCH SECURITIES IS NOT ‘GOOD DELIVERY’ IN SETTLEMENT OF TRANSACTIONS ON THE TSX.

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE JUNE 2, 2012."

ARTICLE 9
GENERAL

Section 9.1	Waiver.

No act or omission by the Lender in any manner whatsoever shall extend to or be taken to affect any provision hereof or any subsequent breach or default or the rights resulting therefrom save only express waiver in writing. A waiver of default shall not extend to, or be taken in any manner whatsoever to affect the rights of the Lender with respect to, any subsequent default, whether similar or not.

Section 9.2	Notices.

Any notice, direction or other communication to be given under this Debenture shall be in writing and given by delivering it or sending it by facsimile or other similar form of recorded communication addressed:

to the Lender at:

	Attention:	Robert Buchan
Fax:

With copy to (which shall not constitute notice) Cassels Brock Blackwell LLP	Attention:	Cameron Mingay
	Fax:	416-640-3163

to the Corporation at:	161, Avenue Principale
Rouyn-Noranda, Québec, J9X 4P6

	Attention:	President
	Fax:	(819) 797-0166

with a copy to:	Stikeman Elliott LLP
1155 René-Lévesque West, Floor 40
Montreal, Québec, H3B 3V2

	Attention:	Sidney Horn and Maxime Turcotte
	Fax:	(514) 397-3222

Any such communication shall be deemed to have been validly and effectively given (i) if personally delivered, on the date of such delivery if such date is a Business Day and such delivery was made prior to 5:00 p.m. (Montreal time) and otherwise on the next Business Day, or (ii) if transmitted by facsimile or similar means of recorded communication on the Business Day following the date of transmission. Any Party may change its address for service from time to time by notice given in accordance with the foregoing and any subsequent notice shall be sent to such Party at its changed address.

Section 9.3	Invalidity of any Provisions.

Any provision of this Debenture which is prohibited by the laws of any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition without invalidating the remaining terms and provisions hereof.

Section 9.4	Successors and Assigns, etc.

This Debenture may be assigned by the Lender with the consent of the Corporation. This Debenture and all its provisions shall enure to the benefit of the Lender, its successors and assigns and shall be binding upon the Corporation, its successors and assigns. The Lender is the person entitled to receive the money payable hereunder and to give a discharge hereof. Presentment, notice of dishonour, protest and notice of protest hereof are hereby waived.

Section 9.5	Enurement.

This Debenture and all its provisions shall enure to the benefit of the Lender and shall be binding upon the Corporation, its successors and assigns.

Section 9.6	Amendments.

This Debenture may only be amended by a written agreement signed by the Corporation and the Lender.

Section 9.7	Further Assurances.

Each of the parties shall promptly do such further acts and execute such documents as any other party may reasonably require from time to time for the purpose of giving effect to this Debenture and shall use all reasonable efforts and take all such steps as may be reasonably within its power to implement to their full extent, in good faith, the provisions of this Debenture.

Section 9.8	Language.

The parties hereto acknowledge that they have required that the present Debenture, as well as all documents, notices and legal proceedings executed, given or instituted pursuant hereto or relating directly or indirectly hereto, be drawn up in English. Les parties reconnaissent avoir exigé la rédaction en anglais de la présente débenture, ainsi que de tous documents, avis et procédures judiciaires exécutés, donnés ou intentés, directement ou indirectement, à la suite de ou relativement à la présente convention.

[Signature page follows]

IN WITNESS WHEREOF the Corporation has caused this Debenture to be signed by its duly authorized officer.

RICHMONT MINES INC.

By:	(signed) Martin Rivard
	Name:	Martin Rivard
	Title:	President and Chief Executive Officer

By:	(signed) Nicole Veilleux
	Name:	Nicole Veilleux
	Title:	Financial Director

APPENDIX I
FORM OF CONVERSION NOTICE

TO:	Richmont Mines Inc.
161, Rue Principal
Rouyn-Noranda, Québec, J9X 4P6
Attention: •

Note:	All capitalized terms used herein have the meaning ascribed thereto in the Debenture mentioned below, unless otherwise indicated.

Notice is hereby given pursuant to Section 3.2 of the Debenture dated as of February 1, 2012 (the "Debenture") of Richmont Mines Inc. (the "Corporation") that the undersigned registered holder of a 7.6% Five-Year Convertible Unsecured Subordinated Debenture due February 1, 2017 in the principal amount of $8 million irrevocably elects to convert the entire principal amount of such Debenture into Common Shares on the date of conversion specified below, in accordance with the terms of the Debenture and directs that the Common Shares issuable and deliverable upon such conversion be issued and delivered to the Person indicated below. (If Common Shares are to be issued in the name of a Person other than the Lender, all requisite transfer taxes must be tendered by the undersigned.)

Dated:
Robert Buchan

Date of conversion: • (which date shall not be earlier than the date of delivery or receipt by the Corporation of this notice and the Debenture and shall not be later than the close of business on the Business Day immediately preceding the Maturity Date, or the Redemption Date, as the case may be.

(Print name in which Common Shares are to be issued, delivered and registered)

Name:

(Address, City, Province and Postal Code)

Name of guarantor:

Authorized signature:

Note: If Common Shares are to be issued in the name of a Person other than the Lender, the signature must be guaranteed by an authorized officer of a Canadian chartered bank or of a major Canadian trust corporation or by a medallion signature guarantee from a member of a recognized medallion signature guarantee program.

(Signature of the Lender)

APPENDIX II
FORM OF REDEMPTION NOTICE

RICHMONT MINES INC.

7.6% FIVE YEAR CONVERTIBLE UNSECURED SUBORDINATED DEBENTURE DUE FEBRUARY 1, 2017

REDEMPTION NOTICE

To:	Robert Buchan, as holder of the 7.6% Convertible Unsecured Subordinated Debenture due February 1, 2017 (the "Debenture") of Richmont Mines Inc. (the "Corporation")

Note:	All capitalized terms used herein have the meaning ascribed thereto in the Debenture mentioned below, unless otherwise indicated.

Notice is hereby given pursuant to Section 4.8 of the Debenture dated as of February 1, 2012 (the "Debenture") of the Corporation, that the entire principal amount of Debenture outstanding will be redeemed as of • (the "Redemption Date"), upon payment of a redemption amount of CAD$•, being equal to the aggregate of (i) CAD$• and (ii) all accrued and unpaid interest thereon to but excluding the Redemption Date (collectively, the "Redemption Amount").

The Redemption Amount will be payable upon presentation and surrender of the Debenture to the Corporation.

The interest upon the principal amount of Debenture called for redemption shall cease to be payable from and after the Redemption Date, unless payment of the Redemption Amount shall not be made on presentation for surrender of such Debenture to the Corporation on or after the Redemption Date or prior to the setting aside of the Redemption Amount pursuant to the Debenture.

The Lender is reminded that it has the right to convert its Debenture pursuant to Article 3 of the Debenture prior to the close of business on the Business Day immediately preceding the Redemption Date by duly completing the Conversion Notice and delivering same to the Corporation in accordance with the provisions of the Debenture together with this Debenture.

No fractional Common Shares shall be delivered upon the exercise by the Corporation of the above-mentioned redemption right but, in lieu thereof, if such a fraction shall become owing, the Corporation shall pay the cash equivalent thereof determined on the basis of the Conversion Price per Common Share (as may be adjusted pursuant to Section 3.3).

DATED:

RICHMONT MINES INC.

By:
(Authorized Officer)
By:

(Authorized Officer)

SUBSCRIPTION AGREEMENT

ENTERED INTO IN MONTREAL (QUÉBEC) AS OF FEBRUARY 1, 2012

AMONG:	FRASER BUCHAN, an individual residing in the city of Toronto, Ontario, Canada;

(hereinafter referred to as the "Investor")

AND:	RICHMONT MINES INC., a Corporation duly incorporated under the laws of the Province of Québec, having its head office at 161, Avenue Principale, Rouyn-Noranda, Québec, J9X 4P6, acting through and represented by Martin Rivard, its President and by Nicole Veilleux, its Chief Financial Officer, duly authorized for the purposes hereof as they so declare;

(hereinafter referred to as "Richmont" or the "Corporation")

WHEREAS the Investor wishes to subscribe for and purchase a debenture for a total consideration of $1,000,000 (the "Private Placement");

THEREFORE, THE PARTIES MUTUALLY AGREE AS FOLLOWS:

1.	SUBSCRIPTION

1.1.

The Investor hereby irrevocably subscribes for and agrees to purchase, as principal for its own account, a five (5) year 7.6% interest-bearing convertible unsecured subordinated debenture of the Corporation (the "Debenture"), such Debenture being convertible into common shares of the Corporation (the "Shares") at a conversion price of $12.17 per Share, for a total subscription price of $1,000,000.

1.2.

The Corporation accepts the Investor's subscription and agrees to issue and sell the Debenture for the consideration specified therein, which consideration is payable on the date hereof (the "Closing Date") by wire transfer of immediately available funds to an account identified by the Corporation or by certified cheque made payable to the Corporation.

1.3.	The Corporation acknowledges having received, as of the date hereof, payment of $1,000,000 from the Investor in total and final payment of the consideration for the issuance and sale of the Debenture.

2

2.	REPRESENTATIONS AND WARRANTIES OF THE CORPORATION

The Corporation represents and warrants as of the date hereof to the Investor that which is indicated below. The term "knowledge" or references to the "knowledge of the Corporation" or "Richmont’s knowledge" means the actual knowledge, after reasonable inquiry of Martin Rivard and Nicole Veilleux.

2.1.	As to the Corporation

2.1.1.

The Corporation and its subsidiaries have been duly incorporated and are validly existing under the laws of their respective jurisdictions of existence, have all requisite corporate power and authority and are duly qualified and possess all material certificates, authority, permits and licences issued by the appropriate provincial, municipal, federal regulatory agencies or bodies necessary (and has not received or is not aware of any adverse modification or revocation to such licences, authority, certificates or permits) to carry on their businesses as now conducted and to own their properties and assets and the Corporation has all requisite corporate power and authority to carry out its obligations under this Agreement.

2.1.2.

The Corporation has no material subsidiaries other than as listed in its annual information form dated March 24, 2011 and the Corporation beneficially owns, directly or indirectly, all of the issued and outstanding shares in the capital of the subsidiaries, free and clear of all liens, charges, pledges, security interests, encumbrances, claims or demands of any kind whatsoever, all of such shares have been duly authorized and validly issued and are outstanding as fully paid and non-assessable shares and no person has any right, agreement or option, present or future, contingent or absolute, or any right capable of becoming a right, agreement or option, for the purchase from the Corporation of any interest in any of such shares or for the issue or allotment of any unissued shares in the capital of the subsidiaries or any other security convertible into or exchangeable for any such shares.

2.1.3.

Richmont has the capacity and necessary corporate powers to execute this Agreement and other ancillary documents related to the Investor’s investment (collectively the "Documentation"). All of the corporate procedures required to complete the investment of the Investor, including without limiting the generality of the foregoing, the required authorizations from the directors of Richmont in compliance with its constating law, have been obtained and all resolutions and/or by-laws have been adopted, authorized or, as the case may be, ratified in order to permit the closing of the investment of the Investor and execution of the Documentation, such that each agreement and related document becomes an enforceable undertaking which binds Richmont in accordance with its respective terms.

3

2.1.4.

Richmont is a “reporting issuer” under and is in compliance in all material respects, with the requirements of the Securities Act (Québec) and the applicable securities laws of the provinces of British Columbia, Alberta, Ontario and Québec and is a “foreign private issuer” under the United States Securities Act of 1933 in compliance with the securities laws of the United States (all such securities laws being referred to collectively as the "Applicable Securities Laws"). The issuance of the Debenture and the Shares underlying the Debenture (the “Underlying Shares”) is not and will not be effected in violation of any provision of the Applicable Securities Laws and the regulations and policies of the exchanges on which its Shares are listed (the "Exchanges") and securities commission or other regulatory authorities who have jurisdiction over Richmont (the “Securities Regulators”). Richmont has no knowledge of any material default or violation by it of any requirement of the Applicable Securities Laws and of the regulations and policies of the Exchanges; in particular, to the knowledge of Richmont, there is no false or misleading information (as defined in Applicable Securities Laws) which could affect the value or the trading price of the Shares, in any document filed by Richmont with applicable regulatory authorities or with an Exchange or otherwise posted on SEDAR (the "Disclosure Documents"). All material changes (as defined in Applicable Securities Laws) relating to the Corporation have been disclosed in the Disclosure Documents.

2.1.5.

There has been no suspension or cease trade order on the Shares by the Securities Regulators and no proceeding to this effect has been commenced, is pending or, to Richmont's knowledge, is being contemplated by the Securities Regulators.

2.1.6.	The signature of the Documentation and the compliance with the terms and conditions contained therein by Richmont:

2.1.6.1.

were subject to all of the authorizations, approvals, exemptions and consents required by applicable law or by the agreements to which Richmont is a party and do not contravene any provision of the articles of incorporation, by-laws or resolutions of Richmont, or any provision of any material contract to which it is a party;

2.1.6.2.	do not and will not result in any material adverse effect with respect to the assets of the Corporation; and

4

2.1.6.3.

do not and will not have the effect of (i) creating a default under any existing equity or debt financing agreement of the Corporation, or (ii) permitting the execution of a lien, hypothec, security or other guarantee against the assets of the Corporation.

2.1.7.

The Debenture has been duly authorized to be created and issued by the Corporation and the Corporation has taken all necessary steps to ensure that upon conversion of the Debenture, the Underlying Shares will be duly authorized and issued as fully paid and non-assessable Shares of the Corporation.

2.1.8.	The Corporation has obtained the TSX conditional approval with respect to the issuance of the Debenture and the Underlying Shares upon conversion thereof.

2.1.9.

All consents, approvals, permits, authorizations or filings as may be required under the Applicable Securities Laws necessary for the execution and delivery of this Agreement, the issuance and sale of the Debenture, and the consummation of the transactions contemplated hereby and thereby shall been made or obtained, as applicable, other than such consents, approvals, permits, authorizations or filings required to be completed after the closing of this Private Placement under the Applicable Securities Laws, including those set forth in Section 6.

2.1.10.	The Corporation is not aware of any pending or threatened litigation or any circumstance which may hinder in any material adverse manner whatsoever one or more of the transactions contemplated herein.

2.1.11.

Neither the Corporation nor its subsidiaries have committed an act of bankruptcy or sought protection from the creditors thereof before any court or pursuant to any legislation, proposed a compromise or arrangement to the creditors thereof generally, taken any proceeding with respect to a compromise or arrangement, taken any proceeding to be declared bankrupt or wound up, taken any proceeding to have a receiver appointed for any of the assets thereof, had any person holding any encumbrance, lien, charge, hypothec, pledge, mortgage, title retention agreement or other security interest or receiver take possession of any of the property thereof had an execution or distress become enforceable or levied upon any portion of the property thereof or had any petition for a receiving order in bankruptcy filed against it.

2.1.12.

All taxes (including income tax, capital tax, payroll taxes, employer health tax, workers’ compensation payments, property taxes, customs duties and land transfer taxes), duties, royalties, levies, imposts, assessments, deductions, charges or withholdings and all liabilities with respect thereto including any penalty and interest payable with respect thereto (collectively, “Taxes”) due and payable or required to be collected or withheld and remitted, by the Corporation or its subsidiaries have been paid, collected or withheld and remitted as applicable. All tax returns, declarations, remittances and filings required to be filed by the Corporation or its subsidiaries have been filed with all appropriate governmental authorities and all such returns, declarations, remittances and filings are complete and accurate and no fact or facts have been omitted therefrom which would make any of them misleading or result in an adverse material change to the Corporation and its subsidiaries, taken as a whole. Except as disclosed in Schedule 2.1.12, the Corporation is not aware of any examination of any tax return of the Corporation or its subsidiaries that is currently in progress and the Corporation is not aware of any issues or disputes outstanding with any governmental authority respecting any Taxes that have been paid, or may be payable, by the Corporation or its subsidiaries.

5

2.1.13.

The Corporation validly holds all material licenses, permits, certificates, authorization certificates, authorizations, registrations, consents and other approvals (the "Permits") required to carry on its business in the normal course, where and as is presently carried on by it. Each Permit is valid and in force and the operations and assets of the Corporation are in compliance with the Permits. The Corporation has no reason to believe, after reasonable inquiry, that any Permit will be revoked, suspended, cancelled or amended or will not be renewed as it becomes due.

2.1.14.	The authorized share-capital of Richmont is comprised of an unlimited number of common shares.

2.1.15.	As of January 31, 2012 there are 33,225,463 issued and outstanding Shares.

2.1.16.

The transfer agent Computershare Trust Company of Canada, at its principal offices in the city of Montreal, Quebec (the “Transfer Agent”) has been duly appointed as transfer agent and registrar in respect of the Common Shares.

2.1.17.

Except as disclosed in Schedule 2.1.17, no option or any other right to purchase or redeem shares of the Corporation, or any security convertible into shares, has been authorized or is outstanding and there is no agreement providing for any issuance thereof.

6

2.1.18.

There is not, in the constating documents, by-laws or in any debt instrument, material agreement, agreement, mortgage, indenture or other instrument or document to which the Corporation is a party, any restriction upon or impediment to, the declaration or payment of dividends by the directors of the Corporation or the payment of dividends by the Corporation to the holders of its Shares.

2.1.19.	To the knowledge of Richmont, there exists no shareholders agreement or other agreement or undertaking which governs, in any manner, the exercise of the voting rights attached to the Shares.

2.1.20.

There are no persons acting or purporting to act at the request or on behalf of the Corporation, that are entitled to any brokerage or finder’s fee in connection with the transactions contemplated by this Agreement.

2.1.21.

There is no person that is or will be entitled to the proceeds of this Private Placement under the terms of any debt instrument, material agreement, mortgage, indenture, contract, instrument, lease agreement (written or unwritten) or otherwise.

2.1.22.

The Corporation is not party to any agreement, nor is the Corporation aware of any agreement, which in any manner affects the voting control of any of the securities of the Corporation or its subsidiaries.

2.2.	As to the books and ledgers

2.2.1.

The corporate minute books and ledgers of Richmont present fairly, in all material respects, all decisions of Richmont's directors and shareholders and do not disclose any illegalities or irregularities. All transactions contemplated therein are in conformity with applicable laws in all material respects.

2.2.2.

The Corporation maintains a system of internal accounting controls sufficient to provide reasonable assurance that: (i) transactions are completed in accordance with the general or a specific authorization of management of the Corporation; (ii) transactions are recorded as necessary to permit the preparation of consolidated financial statements for the Corporation in conformity with Canadian generally accepted accounting principles and to maintain asset accountability; (iii) access to assets of the Corporation and its subsidiaries is permitted only in accordance with the general or a specific authorization of management of the Corporation; and (iv) the recorded accountability for assets of the Corporation and any subsidiaries is compared with the existing assets of the Corporation and its subsidiaries at reasonable intervals and appropriate action is taken with respect to any differences therein.

7

2.3.	As to the business

2.3.1.

Richmont, its operations, assets and the property it owns, leases or occupies or which is otherwise under its control are in material compliance with applicable laws, regulations, directives, policies, guidelines, orders, judgments, decisions, injunctions, decrees or norms governing the conduct of the business of the Corporation.

2.3.2.

Neither the Corporation nor its subsidiaries are a party to or bound or affected by any commitment, agreement or document containing any covenant which expressly limits the freedom of the Corporation, or its subsidiaries to compete in any line of business, transfer or move any of their respective assets or operations or which materially adversely affects the business practices, operations or condition of the Corporation and its subsidiaries, taken as a whole.

2.4.	As to the assets

2.4.1.

Richmont holds valid title to all of its assets. Such assets are free and clear of any claim, hypothec, or other encumbrance whatsoever and the use of same is not subject to any restriction, other than public utility servitudes or royalties thereon. All royalties material to Richmont have been disclosed by Richmont in publicly filed documents.

2.4.2.

Richmont holds either freehold title, mining leases, mining concessions, mining claims, options or participating interests or other conventional property or proprietary interests or rights, recognized in the jurisdiction in which a particular property is located (collectively, "Mining Rights"), in respect of the ore bodies, minerals and metals located in properties in which Richmont has an interest as described in Richmont’s public disclosure record under valid, subsisting and enforceable title documents or other recognized and enforceable agreements or instruments, sufficient to permit Richmont to explore the minerals relating thereto. Except as disclosed in Schedule 2.4.2, all property, options, leases or claims in which Richmont has an interest or right have been validly located and recorded in accordance in all material respects with all applicable laws and are valid and subsisting except where the failure to be so would not result in an material adverse effect. Except as disclosed in Schedule 2.4.2, Richmont has all necessary surface rights, access rights and other necessary rights and interests relating to the properties in which Richmont has an interest as described in the Disclosure Documents granting Richmont the right and ability to explore for minerals, ore and metals for development purposes as are appropriate in view of the rights and interest therein of Richmont, with only such exceptions as do not interfere with the use made by Richmont of the rights or interest so held, except in respect of matters that do not and will not result in any material adverse effect; and the proprietary interests or rights and the documents, agreements and instruments and obligations relating thereto referred to above is currently in good standing in the name of Richmont, as applicable, except in respect of matters that do not and will not result in any material adverse effect.

8

2.4.3.

The list of properties and mining claims attached hereto as Schedule 2.4.3 represents all of the mining claims owned by Richmont (the "Mining Claims"). The Mining Claims are in good standing and, with respect to those Mining Claims located in the Province of Québec that have an expiry date prior to the date of this agreement or within 60 days after the date of this agreement, Richmont has filed with the Mining Recorder's Office in the Province of Québec the required work program, including payment of any applicable fees, and taken all required action to maintain the Mining Claims in good standing after such expiry date.

2.4.4.

To knowledge of Richmont, there is no adverse claim against, or challenge to, the ownership of or title to, the Corporation’s interest in the Mining Rights or the Mining Claims, including any claims by any aboriginal or First Nations groups.

2.4.5.

Without limiting the generality of paragraph 2.1.4, the Corporation is in material compliance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects adopted by the Canadian securities administrators and Regulation 43-101 respecting standards of disclosure for mineral projects (collectively "NI 43-101") in connection with its properties and has prepared, filed and certified its technical reports in accordance with NI 43-101.

9

2.5.	As to the financial situation

2.5.1.

The audited consolidated financial statements of Richmont for the financial year ended December 31, 2010 as well as the interim unaudited consolidated financial statements for the third quarter ended September 30, 2011 (the "Financial Statements") accurately present the financial position of the Corporation and have been prepared in accordance with Canadian generally accepted accounting principles, consistently applied in the same manner as prior financial years and International Financial Reporting Standards, as applicable.

2.6.	As to the contracts

2.6.1.

Richmont maintains adequate insurance with respect to the operation of its business, activities, its assets and its liabilities as well as that of its directors. Richmont has fulfilled its obligations in respect of each insurance policy to which it has subscribed. Richmont has duly sent to the insurers all notices required to be given in respect of the policies, relating to any change or circumstance which could increase the risk stipulated in the policies.

2.6.2.

The Corporation respects all material contracts to which it is a party and to the Corporation's knowledge all such contracts are valid, binding and enforceable. The Corporation is not in default or breach of any material contract, lease, agreement, undertaking or instrument to which it is a party.

2.6.3.	The Corporation has not received any notice of non-renewal or cancellation of any of its material contracts, leases, agreements, undertakings or instruments.

2.7.	Environmental situation

2.7.1.	Richmont, its operations, assets and property it owns, leases or occupies or which is otherwise under its control are in material compliance with applicable Environmental Laws, as defined below.

2.7.2.

The Corporation holds all the material permits required to conduct its business in accordance with Environmental Laws (the "Environmental Permits"). The Corporation has no knowledge of any actual grounds that would lead to a suspension, revocation, expiration, non-renewal or cancellation of any Environmental Permits.

2.7.3.

Except as disclosed in Schedule 2.7.3. to the knowledge of Richmont, Richmont is not currently the subject of an investigation or inspection by any federal, provincial or municipal environmental authority.

10

2.7.4.

The Corporation has not received a notice of violation or a notice of corrective measures to be implemented or a warning or a written or verbal request for information with respect to an investigation or inspection by a federal, provincial, regional or municipal body concerning environmental matters to the extent such notices, warnings or requests would have a material adverse effect on the operations of Richmont.

2.7.5.

For the purposes hereof "Environmental Laws" means a law, by- law, decree, directive, guideline, order, judgment, policy, requirement of any administrative or judicial authority relating to the environment or the protection thereof.

2.8.	As to litigation

2.8.1.

To Richmont’s knowledge, except as disclosed in Schedule 2.8.1, there is no material actual or threatened litigation, including any class actions, against the Corporation or with respect to the assets of the Corporation which could result in a material adverse effect on the Corporation.

2.8.2.

No governmental proceedings are pending to which the Corporation or its subsidiaries are a party or to which their property is subject that would result individually or in the aggregate in any material adverse change in the operation, business or condition of the Corporation and its subsidiaries, taken as a whole, and no such proceedings have, to the knowledge of the Corporation, been threatened against or are contemplated with respect to the Corporation or its subsidiaries or their properties.

2.8.3.	Other than the proposed Act respecting the development of mineral resources in keeping with the principles of sustainable development (Bill 14), the Corporation is not aware of any pending or contemplated change to any applicable law or regulation or governmental position that would adversely affect the business of the Corporation and its subsidiaries, or the business or legal environment under which the Corporation or its subsidiaries operate.

2.8.4.	Richmont is not a party to any litigation for which a judgement or settlement remains unsatisfied.

2.9.	As to employees and service providers

2.9.1.

To the knowledge of the Corporation, the Corporation is in compliance with respect to all of the material reports it must complete and all of the assessments and contributions it is legally or contractually required to make as an employer.

11

2.9.2.	The Corporation is not a party to any material labor conflict, grievance or dispute and, to the knowledge of the Corporation, none is threatened.

2.9.3.

All of the amounts owed or due to the employees of the Corporation as salary or severance pay at the date hereof including bonus, commissions, vacation pay or other types of remuneration due and payable as of the date hereof have been fully paid.

2.9.4.

No officer or key employee of Richmont has given notice that he (she) wishes to resign and Richmont has no knowledge of any information that any such officer or key employee could resign as result of the transactions contemplated herein or for any other reason.

2.10.	As to related party transactions

2.10.1.	No director or officer of Richmont has any material financial interest in a person or business which competes with Richmont.

2.10.2.

Richmont has no loan or account receivable or payable held or payable to any person who is not at arm’s length to it in accordance with applicable tax law except as disclosed in the notes to the Financial Statements.

3.	REPRESENTATIONS AND WARRANTIES

The Investor represents, warrants, covenants and acknowledges, as applicable, to the Corporation (and acknowledges that the Corporation is relying thereon for the purpose of the Private Placement) that as of the date hereof:

3.1.

The Investor is an individual who has attained the age of majority and is legally competent to execute this Agreement and take all actions, consummate all transactions and enter into all other agreements required or contemplated pursuant to this Agreement and, the execution, delivery and performance by the Investor of this Agreement.

3.2.	This Agreement has been duly executed and delivered by the Investor and constitutes a legal, valid and binding agreement of the Investor enforceable against the Investor in accordance with its terms.

3.3.

The execution and delivery of and performance by the Investor of this Agreement (i) do not (or would not with the giving of notice, the lapse of time, or both, or the happening of any other event or condition) result in a breach or a violation of, or conflict with, or allow any other person to exercise any rights under, any terms or provisions of any contracts or instruments to which the Investor is a party and (ii) will not result in the violation of any law.

12

3.4.

The subscription for and the purchase of the Debenture by the Investor and the decision to subscribe for and purchase the Debenture and execute this Agreement has been based entirely upon this Agreement and information contained in the public record and that the Corporation has not provided any representation to the Investor other than as contained herein.

3.5.

The distribution of the Debenture pursuant to this Agreement has not been made through, or as a result of, and is not being accompanied by, (i) a general solicitation, (ii) any advertisements including articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over radio or television, or (iii) any seminar or meeting whose attendees have been invited by general solicitation or general advertising.

3.6.

The Investor is acquiring the Debenture as principal for his own account and not as agent or for the benefit of any other person and is acquiring the Debenture for investment purposes only and not with a view to resale or distribution. The Investor is a resident of Ontario and is an "accredited investor", as such term is defined in National Instrument 45-106 – Prospectus and Registration Exemptions, and it has concurrently executed and delivered a Representation Letter in the form attached as Exhibit 1 hereto and specifically represents and warrants that one or more of the categories set forth in Appendix "A" attached thereto correctly, and in all respects, describes the Investor, and will describe the Investor at closing of the purchase and sale of the Debenture, and the Investor has so indicated by initialing the category in such Appendix "A" which so describes it.

3.7.	The Investor has been independently advised as to and is aware of the resale restrictions under Applicable Securities Laws with respect to the Debenture and the Underlying Shares.

3.8.

The Investor has obtained such legal and tax advice as it considers appropriate in connection with the offer, sale and issuance of the Debenture and the execution, delivery and performance by the Investor of this Agreement and the transactions contemplated by this Agreement. The Investor is not relying on the Corporation, its affiliates or counsel in this regard.

3.9.	None of the funds that the Investor is using to purchase the Debenture are to the knowledge of the Investor, proceeds obtained or derived, directly or indirectly, as a result of illegal activities.

3.10.

No person has made any oral or written representations to the Investor: (i) that any person will resell or repurchase the Debenture or any of the Underlying Shares, as the case may be; or (ii) as to the future value or price of any of the Shares, as the case may be.

13

3.11.

The Investor is a sophisticated investor and has such knowledge of financial and business affairs as to be capable of evaluating the merits and risks of its investment and is able to bear the economic risk of loss of its investment.

3.12.	The Investor is not a non-resident of Canada for purposes of the Income Tax Act (Canada).

3.13.

The Investor is not a "U.S. Person" (as that term is defined in Regulation S promulgated under the U.S. Securities Act, which definition includes, but is not limited to, an individual resident in the United States) and is not acquiring, directly or indirectly, the Debenture for the account of or benefit of a U.S. Person in the United States.

3.14.	The Investor has not received, nor does it expect to receive any financial assistance from the Corporation, directly or indirectly, in respect of the Investor's purchase of the Debenture.

4.	ACKNOWLEDGEMENTS OF THE INVESTOR

The Investor hereby acknowledges and agrees that:

4.1.

The offer, sale and issuance of the Debenture is exempt from the prospectus and registration requirements of Applicable Securities Laws and, as a result: (i) the Investor will not receive information that would otherwise be required under Applicable Securities Laws or be contained in a prospectus prepared in accordance with Applicable Securities Laws, (ii) the Investor is restricted from using most of the protections, rights and remedies available under Applicable Securities Laws, including statutory rights of rescission or damages, and (iii) the Corporation is relieved from certain obligations that would otherwise apply under Applicable Securities Laws.

4.2.

No prospectus has been filed with any of the Regulatory Authorities and none of the Regulatory Authorities have made any finding or determination as to the merit for investment in, or made any recommendation or endorsement with respect to, the Debenture.

4.3.

The Debenture and Underlying Shares have not been and will not be registered under the U.S. Securities Act, or any state securities laws and the Debenture and Shares may not be offered or sold in the United States or to a U.S. person except in compliance with the requirements of an exemption from registration under the U.S. Securities Act and any applicable state securities laws.

4.4.	The Debenture is being offered for sale only on a "private placement" basis.

4.5.

The Debenture and any certificate representing the Underlying Shares (and any replacement certificate thereof issued prior to the expiration of the applicable hold periods) will bear the following legend in accordance with Applicable Securities Laws:

"UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE JUNE 2, 2012."

4.6.

The certificate representing the Underlying Shares (and any replacement certificate issued prior to the expiration of the applicable hold periods) will bear a legend substantially in the form of the following legend as required by the TSX:

"THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE LISTED ON THE TORONTO STOCK EXCHANGE ("TSX"); HOWEVER, PRIOR TO [INSERT DATE WHICH IS FOUR MONTHS FROM THE DATE OF ISSUANCE], THE SAID SECURITIES CANNOT BE TRADED THROUGH THE FACILITIES OF THE TSX SINCE THEY ARE NOT FREELY TRANSFERABLE, AND CONSEQUENTLY ANY CERTIFICATE REPRESENTING SUCH SECURITIES IS NOT 'GOOD DELIVERY' IN SETTLEMENT OF TRANSACTIONS ON THE TSX."

4.7.

The certificate representing the Underlying Shares (and any replacement certificate issued prior to the applicable hold periods) will also bear a legend substantially in the form of the following legend in accordance with the Corporation’s Shareholder Rights Plan Agreement dated March 28, 2011:

"UNTIL THE SEPARATION TIME (DEFINED IN THE RIGHTS AGREEMENT REFERRED TO BELOW), THIS CERTIFICATE ALSO EVIDENCES THE RIGHTS OF THE HOLDER DESCRIBED IN A SHAREHOLDER RIGHTS PLAN AGREEMENT DATED AS OF MARCH 28, 2011 AS THE SAME MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME (THE "RIGHTS AGREEMENT"), BETWEEN RICHMONT MINES INC. (THE "COMPANY") AND COMPUTERSHARE INVESTOR SERVICES INC., THE TERMS OF WHICH ARE INCORPORATED HEREIN BY REFERENCE AND A COPY OF WHICH IS ON FILE AT THE PRINCIPAL EXECUTIVE OFFICES OF THE COMPANY. UNDER CERTAIN CIRCUMSTANCES SET OUT IN THE RIGHTS AGREEMENT, THE RIGHTS MAY EXPIRE, MAY BECOME NULL AND VOID OR MAY BECOME EXERCISABLE AND SHALL THEREAFTER BE EVIDENCED BY SEPARATE CERTIFICATES AND NO LONGER EVIDENCED BY THIS CERTIFICATE. THE COMPANY WILL MAIL OR ARRANGE FOR THE MAILING OF A COPY OF THE RIGHTS AGREEMENT TO THE HOLDER OF THIS CERTIFICATE WITHOUT CHARGE AS SOON AS PRACTICABLE AFTER THE RECEIPT OF A WRITTEN REQUEST THEREFOR."

4.8.

The Debenture and the Underlying Shares may not be sold in Canada or to Canadian residents unless, if applicable, the sale is made pursuant to an available exemption from the prospectus and registration requirements under the securities legislation in the Canadian purchaser’s province or territory of residence or the required "hold" period under Canadian securities legislation has expired.

4.9.	The Private Placement is subject to regulatory consent from the TSX and NYSE Amex, and the listing of the Underlying Shares shall be subject to the approval of the TSX and NYSE Amex.

4.10.

The Corporation may complete additional financings in the future in order to develop the business of the Corporation and fund its ongoing development, and such future financings may have a dilutive effect on current securityholders of the Corporation, including the Investor.

4.11.	The Debenture is not transferable, in whole or in part, by the Investor.

5.	COVENANTS OF THE INVESTOR

5.1.

The Investor will comply with Applicable Securities Laws concerning the subscription, purchase, holding and resale restrictions of the Debenture and the Underlying Shares and will consult with its legal advisers with respect to complying with resale restrictions under Applicable Securities Laws with respect to the Debenture and the Underlying Shares.

5.2.

The Investor will execute, deliver, file and otherwise assist the Corporation in filing any reports, undertakings and other documents required under Applicable Securities Laws in connection with the offer, sale and issuance of the Debenture.

6.	COVENANTS OF THE CORPORATION

6.1.

The Corporation shall use its commercially reasonable efforts to remain a reporting issuer under Applicable Securities Laws in British Columbia, Alberta, Ontario and Québec, and not in default of any requirement of such Applicable Securities Laws for a period of at least 24 months after the date hereof, subject to the right of the Corporation and its subsidiaries to enter into any transaction involving a change of control, sale, merger, acquisition, business combination, amalgamation, reorganization, plan of arrangement or any similar transaction.

6.2.

As soon as reasonably possible after the date hereof, the Corporation shall execute and file with the Securities Regulators all forms, notices and certificates required to be filed pursuant to the Applicable Securities Laws in the time required by the Applicable Securities Laws.

6.3.

The Corporation shall, upon execution of this Agreement, apply to the NYSE AMEX for approval with respect to the issuance of the Debenture and the Underlying Shares by the Corporation and the subscription and purchase of the Debenture and the Underlying Shares as principal for its own account by the Investor.

7.	INDEMNIFICATION

7.1.	The Corporation agrees that the representations, warranties and covenants of the Corporation herein will be true and correct as of the Closing Date and will survive for a period of twenty-four (24) months following such Closing Date, except (i) in case of fraud, in which case no time limit shall be applicable, and (ii) with respect to the representations and warranties set out in Sections 2.1.1, 2.1.3, 2.1.6, 2.1.14 and 2.1.15 will continue to have full force and effect without any limitation of time. The Corporation agrees to indemnify and save harmless the Investor from and against any and all loss, liability, claim or damage arising out of or based upon any representation or warranty of the Corporation contained herein not being true and accurate in any material respect or any breach or failure by the Corporation to comply in any material respect with any covenant or agreement made by the Corporation herein.

7.2.	The Investor agrees that the representations, warranties and covenants of the Investor herein will be true and correct as of the Closing Date and will survive such Closing Date without any limitation of time. The Investor agrees to indemnify and save harmless the Corporation from and against any and all loss, liability, claim or damage arising out of or based upon any representation or warranty of the Investor contained herein not being true and accurate in any material respect or any breach or failure by the Investor to comply in any material respect with any covenant or agreement made by the Investor herein or in any document furnished by the Investor to the Corporation in connection herewith.

8.	NOTICE

Any notice or other communication which must be given in accordance herewith shall be in writing and sent by facsimile or by messenger to the addresses set out hereunder or to the address or fax number set out in a written notice from one party to the other:

Fraser Buchan

Richmont Mines Inc.
161, Avenue Principale
Rouyn-Noranda, Québec J9X 4P6

To the attention of the President

Facsimile: (819) 797-0166

Any notice given as aforesaid shall be presumed to have been received on the date of its receipt by the addressee.

9.	CONFIDENTIALITY

The Investor agrees that as long as such information is not part of the public domain or required to be disclosed in accordance with applicable law or court order or by order of a regulatory body, it will not disclose, publish or reveal in any manner whatsoever and to whomever, any information contained herein.

10.	INTERPRETATION

10.1.	The recitals and the schedules form an integral part of this agreement.

10.2.	No modification or amendments to this agreement shall be valid and binding unless set forth in writing and duly executed by all parties hereto and no waiver of any breach of any term or provision of this agreement shall be effective or binding unless made in writing and signed by the party purporting to give same and, unless otherwise provided, shall be limited to the specific breach waived.

10.3.	Any decision of a court to the effect that any of the provisions of this agreement are null and unenforceable shall in no way affect the other provisions of this agreement or their validity or enforceability.

10.4.	As the context requires, words importing the singular number include the plural, words importing the masculine gender include the feminine gender, and vice versa.

10.5.	The division of this Agreement into Sections and Subsections and the insertion of headings are for convenient reference only and are not to affect its interpretation.

10.6.	This Agreement becomes effective when executed by all parties to it. After that time, it will be binding upon and enure to the benefit of the parties and their respective successors, heirs, executors, administrators and legal representatives. This Agreement is not transferable or assignable by any party to it.

10.7.	This Agreement and the certificate representing the Debenture dated the date hereof and the other documents delivered in connection herewith or therewith constitute the full and entire understanding and agreement between the parties with respect to the transactions contemplated herein and no party shall be liable or bound to any other in any manner by any representations, warranties, covenants and agreements except as specifically set forth herein and therein. For greater certainty, upon execution of this Agreement, this Agreement shall supersede and replace the term sheet between the parties in its entirety.

10.8.	This Agreement including the Schedules may be executed in any number of counterparts (including counterparts by Facsimile or email in Portable Document Format ("PDF") and all such counterparts taken together will be deemed to constitute one and the same document.

10.9.	The present agreement shall be interpreted and governed by the laws in force in the Province of Québec and the federal laws of Canada applicable therein. The parties hereby irrevocably accept the jurisdiction of the courts of Québec.

10.10.	This Agreement is written in English at the express request of the Parties. Ce contrat est rédigé en anglais à la demande expresse des parties.

[Signature page follows]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement at the place and on the date referred to above.

(signed) Fraser Buchan
Fraser Buchan

RICHMONT MINES INC.

Per:	(signed) Martin Rivard	Per:	(signed) Nicole Veilleux
	Martin Rivard		Nicole Veilleux
	President and Chief Executive		Financial Director
Officer

UNLESS PERMITTED UNDER CANADIAN SECURITIES LEGISLATION, THE HOLDER OF THIS DEBENTURE MUST NOT TRADE THE DEBENTURE, OR ANY SECURITIES ISSUABLE ON THE CONVERSION OF THIS DEBENTURE, BEFORE THE DATE THAT IS FOUR MONTHS AND A DAY AFTER THE DATE HEREOF.

THE COMMON SHARES UNDERLYING THIS DEBENTURE ARE LISTED ON THE TORONTO STOCK EXCHANGE (THE “TSX”); HOWEVER, PRIOR TO JUNE 2, 2012, THE SAID COMMON SHARES CANNOT BE TRADED THROUGH THE FACILITIES OF THE TSX SINCE THEY ARE NOT FREELY TRANSFERABLE, AND CONSEQUENTLY ANY CERTIFICATE REPRESENTING SUCH SECURITIES IS NOT 'GOOD DELIVERY' IN SETTLEMENT OF TRANSACTIONS ON THE TSX.

THIS DEBENTURE IS NON-TRANSFERABLE. DO NOT DESTROY THIS CERTIFICATE.

RICHMONT MINES INC.

7.6% FIVE-YEAR CONVERTIBLE UNSECURED SUBORDINATED DEBENTURE

CAD $1,000,000	February 1, 2012

FOR VALUE RECEIVED Richmont Mines Inc. (the "Corporation") having its head office at 161, Avenue Principale, Rouyn-Noranda, Québec, J9X 4P6, hereby acknowledges itself indebted to and promises to pay to Fraser Buchan (the "Lender") the sum of CAD $1,000,000 plus all accrued interest in lawful money of Canada at the address of the Lender at or such other place in Canada as the Lender may designate. Subject to the terms of this Debenture, the unpaid principal amount of this Debenture together with all unpaid, accrued interest shall be repaid in full on February 1, 2017 (the "Maturity Date"), or such earlier date as the principal amount of the Debenture may become due and payable in accordance with the provisions of this Debenture.

ARTICLE 1
INTERPRETATION

Section 1.1	Defined Terms.

As used herein the following expressions shall have the following meanings:

"Business Day" means any day, other than Saturday, Sunday or a statutory holiday on which chartered banks in Montreal, Québec or Toronto, Ontario are not generally open for the transaction of business.

"Change of Control" means the occurrence of any of the following after the date hereof: (i) the acquisition by any Person or group of Persons acting jointly or in concert of more than fifty percent (50%) of the issued and outstanding Common Shares of the Corporation on a fully diluted basis (for the purposes hereof, "acting jointly or in concert" shall have the meaning ascribed thereto in Regulation 62-104 Respecting Take-Over Bids and Issuer Bids of the Canadian Securities Administrators; (ii) a consolidation, amalgamation, arrangement, take-over, reverse take-over or merger of the Corporation with or into any other corporation or other entity where the shareholders of the Corporation immediately prior to such transaction will not beneficially own, immediately after such transaction, shares entitling such shareholders to more than fifty percent (50%) of all votes to which all shareholders of the surviving corporation would be entitled in the election of directors; (iii) the sale or disposition of all or substantially all of the assets of the Corporation; or (iv) any decision of the Corporation to wind-up, liquidate or dissolve.

"Common Shares" means common shares in the capital of the Corporation.

"Conversion Date" has the meaning ascribed to such term in Section 3.2.

"Conversion Price" has the meaning ascribed to such term in Section 3.1(a).

"Corporation" has the meaning ascribed to such term on the cover page of this Debenture.

"Event of Default" has the meaning ascribed to such term in Section 7.1.

"Governmental Entity" means any: (i) multinational, federal, provincial, state, municipal, local or other governmental or public department, central bank, court, commission, board, bureau, regulatory agency or instrumentality, domestic or foreign; (ii) any subdivision or authority of any of the foregoing; or (iii) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the above.

"Interest Payment Date" has the meaning ascribed to such term in Section 2.1.

"Lender" has the meaning ascribed to such term on the cover page of this Debenture.

"Maturity Date" has the meaning ascribed to such term on the cover page of this Debenture.

"Person" means an individual, partnership, corporation, trust, unincorporated association, joint venture, governmental agency or other entity.

"Put Notice" has the meaning ascribed to such term in Section 4.11.

"Redemption Amount" has the meaning ascribed to such term in Section 4.8.

"Redemption Notice" has the meaning ascribed to such term in Section 4.8.

"Redemption Date" has the meaning specified in the Redemption Notice set forth in Appendix II attached hereto.

"Senior Indebtedness" means the principal of and premium, if any, and interest on and other amounts owing: in respect of all indebtedness of the Corporation (whether outstanding as at the date hereof or thereafter incurred), other than indebtedness evidenced by this Debenture and all other existing and future debentures or other instruments of the Corporation which, by the terms of the instrument creating or evidencing the indebtedness, is expressed to be pari passu with, or subordinate in right of payment to, this Debenture or other indebtedness ranking pari passu with this Debenture; and "Senior Indebtedness" shall in all events, include all of the obligations of each borrower, issuer, and/or guarantor under the Senior Indebtedness documentation;

"Subscription Agreement" means the private placement subscription agreement dated February 1, 2012 between the Corporation and the Lender.

"TSX" means the Toronto Stock Exchange.

Section 1.2	Interpretation.

(a)

"This Debenture", "hereto", "hereby", "hereunder", "herein", and similar expressions refer to the whole of this Debenture and not to any particular Article, Section, paragraph, clause, subdivision or other portion hereof.

(b)	Words importing the singular number only include the plural and vice versa and words importing gender shall include all genders.

(c)	The division of this Debenture into Articles and Sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Debenture.

(d)	Time is of the essence hereof.

(e)	Where the word "including" or "includes" is used in this Debenture, it means "including (or includes) without limitation".

Section 1.3	Day Not a Business Day.

In the event that any day on or before which any action is required to be taken hereunder is not a Business Day, then, except as otherwise provided herein, such action shall be required to be taken on the next following day that is a Business Day.

Section 1.4	Currency.

All references to currency herein shall be to lawful money of Canada unless otherwise expressly specified.

Section 1.5	Governing Law.

This Debenture shall be governed by and interpreted and enforced in accordance with the laws of the Province of Québec and the federal laws of Canada applicable therein.

Section 1.6	Non-Transfer of Debenture.

This Debenture shall not be transferable by the Lender, in whole or in part except with the prior written consent of the Corporation.

ARTICLE 2
INTEREST

Section 2.1	Interest.

The principal hereof outstanding from time to time shall bear interest both before and after maturity, default and judgment from the date hereof to the date of repayment in full at 7.6% per annum, calculated, compounded and payable monthly, on the first day of each month following the issuance of this Debenture (each an "Interest Payment Date"), commencing on March 1, 2012 and ending on the Maturity Date.

ARTICLE 3
CONVERSION OF DEBENTURE

Section 3.1	Conversion of Debenture into Common Shares.

(a)

Upon and subject to the provisions and conditions of this Article 3, the Lender shall have the right, at its option, at any time from the date hereof up until the Maturity Date, to convert all but not less than all of the principal amount owing under this Debenture, into fully paid and non-assessable Common Shares at a price of CAD$12.17 per Common Share (the "Conversion Price"). Notwithstanding anything to the contrary contained herein, upon the conversion of this Debenture, all accrued and unpaid interest owing thereon shall be payable in cash.

(b)	Fractional interests in Common Shares shall be adjusted for in the manner provided for herein.

Section 3.2	Manner of Exercise of Right to Convert to Common Shares.

The Lender may exercise its rights to convert, in accordance with the provisions of this Article 3, by sending to the Corporation a notice substantially in the form provided in Appendix I attached hereto. The effective date of delivery of such notice, as determined by Section 9.2, shall be the date of conversion (the "Conversion Date") for the purposes of this Section. Thereupon, the Lender shall be entitled to be entered in the books of the Corporation as at the Conversion Date as the holder of the number of Common Shares into which the principal amount of this Debenture pursuant to this Section is convertible in accordance with the provisions of this Article 3 and, within five (5) Business Days of receiving such notice, the Corporation shall deliver to the Lender a certificate or certificates for such Common Shares.

Section 3.3	Adjustments.

(a)

If and whenever the Corporation shall (i) subdivide or redivide the outstanding Common Shares into a greater number of Common Shares; (ii) reduce, combine or consolidate the outstanding Common Shares into a smaller number of Common Shares; (iii) issue any Common Shares to the holders of all or substantially all of the outstanding Common Shares by way of a stock dividend, the number of Common Shares which may be acquired pursuant to Section 3.1(a) on the effective date of such subdivision, redivision, reduction, combination or consolidation or on the record date for such issue of Common Shares by way of a stock dividend, as the case may be, shall be increased, in the case of the events referred to in (i) and (iii) above, in the proportion which the number of Common Shares outstanding before such subdivision, redivision or dividend bears to the number of Common Shares outstanding after such subdivision, redivision or dividend, or shall be decreased, in the case of the events referred to in (ii) above, in the proportion which the number of Common Shares outstanding before such reduction, combination, or consolidation bears to the number of Common Shares outstanding after such reduction, combination or consolidation. Any such issue of Common Shares by way of a stock dividend shall be deemed to have been made on the record date fixed for such stock dividend for the purpose of calculating the number of outstanding Common Shares under this Section 3.3(a) or Section 3.3(b).

(b)

In the case of any reclassification of, or other change in, the outstanding Common Shares through mergers, acquisitions, business combination, amalgamations, reorganizations, plan of arrangements and other than a subdivision, redivision, reduction, combination consolidation, or issuance by way of stock dividend, the Lender shall be entitled to receive upon conversion pursuant to Section 3.1(a), and shall accept in lieu of the number of Common Shares to which it was theretofore entitled upon such conversion, the kind and amount of shares and other securities or property which such Lender would have been entitled to receive as a result of such reclassification if, on the effective date thereof, it had been the registered holder of the number of Common Shares to which it was theretofore entitled upon conversion. If necessary, appropriate adjustments shall be made in the application of the provisions set forth in this Article 3 with respect to the rights and interests thereafter of the Lender to the end that the provisions set forth in this Article 3 shall thereafter correspondingly be made applicable as nearly as may be possible in relation to any shares or other securities or property thereafter deliverable upon the conversion of this Debenture.

(c)

If and whenever the Corporation shall issue or distribute to all or substantially all the holders of Common Shares (i) shares of the Corporation of any class other than Common Shares; (ii) rights, options or warrants; (iii) evidences of indebtedness; or (iv) any other assets and if such issuance or distribution does not result in an adjustment as provided for in Section 3.3(a) or Section 3.3(b), the Conversion Price at which the Lender shall have the right to convert the principal amount of this Debenture into Common Shares pursuant to Section 3.1(a) shall be adjusted effective immediately after the record date at which the holders of Common Shares are determined for purposes of any distribution as aforesaid in such manner as the directors of the Corporation, acting reasonably, determine to be appropriate on a basis consistent with this Section 3.3, subject to the prior approval of the TSX.

(d)

If, at any time, the Lender exercises its conversion rights after the record date and before the occurrence of an event, for which this Section 3.3 requires that an adjustment shall become effective immediately after the record date for such event, the Corporation may defer issuing to the Lender the additional Common Shares issuable upon such conversion, by reason of the adjustment required by such event, until the occurrence of such event. In the event of such an adjustment, the Corporation shall deliver to the Lender an appropriate instrument evidencing the Lender's right to receive such additional Common Shares upon the occurrence of the event requiring such adjustment and the right to receive any distributions made on such additional Common Shares declared in favour of Common Shareholders on and after the Conversion Date or such later date as such holder would, but for the provisions of this Section 3.3, have become the holder of record of such additional Common Shares.

(e)

If any question arises with respect to the adjustments provided for in this Section 3.3, such question shall be conclusively determined, subject to the prior approval of the TSX, by a firm of chartered accountants appointed by the Corporation, acting reasonably. Such chartered accountants shall have for such purposes access to all necessary records of the Corporation and such determination shall be binding upon the Corporation and the Lender.

(f)

Notwithstanding anything to the contrary contained in this Article 3, no adjustment shall be made in the conversion rights attached to the Debenture if the issue of Common Shares is being made pursuant to this Debenture, pursuant to any stock option, stock option plan or stock purchase plan in force from time to time for officers or employees of the Corporation, or pursuant to any stock option granted by the Corporation prior to the date of this Debenture.

(g)	The form of this Debenture need not be changed because of any adjustment in the Conversion Price or in the number of Common Shares issuable upon its conversion.

(h)	Adjustments to the Conversion Price or the number of Common Shares convertible into pursuant to this Debenture may be subject to the prior approval of the TSX.

Section 3.4	No Requirement to Issue Fractional Shares.

The Corporation shall not be required to issue fractional Common Shares upon the conversion of this Debenture. If any fractional interest in a Common Share would, except for the provisions of this Article 3, be deliverable upon the conversion of the principal amount of this Debenture, the Corporation shall, in lieu of delivering any certificate representing such fractional interest, satisfy such fractional interest by paying to the Lender an amount in cash equal to such fraction multiplied by the Conversion Price (as may be adjusted pursuant to Section 3.3).

Section 3.5	Certificate as to Adjustment.

The Corporation shall from time to time immediately after the occurrence of any event which requires an adjustment or re-adjustment as provided in Section 3.3, deliver a notice to the Lender specifying the nature of the event requiring the same and the amount of the adjustment necessitated thereby and setting forth in reasonable detail the method of calculation and the facts upon which such calculation is based, which notice and the amount of the adjustment specified therein shall be verified by an opinion of a firm of chartered accountants appointed by the Corporation, acting reasonably, and, when approved by the Corporation, shall be conclusive and binding on all parties.

Section 3.6	Notice of Special Matters.

The Corporation shall give notice to the Lender, in the manner provided in Article 9, of its intention to fix a record date for any event mentioned in Section 3.3 which may give rise to an adjustment in the number of Common Shares which may be acquired pursuant to Section 3.1, and, in each case, such notice shall specify the particulars of such event and the record date and the effective date for such event; provided that the Corporation shall only be required to specify in such notice such particulars of such event as shall have been fixed and determined on the date on which such notice is given. Such notice shall be given not less than 14 days prior to such applicable record date.

Section 3.7	Rights of the Lender.

The Lender shall have no rights whatsoever as a shareholder with respect to any of the Common Shares issuable to it upon the conversion of this Debenture (including any right to receive dividends or other distributions therefrom or thereon or to vote at a general meeting of the shareholders of the Corporation) unless and until it exercises the right of conversion contemplated in this Article 3 and, in such event, the right of the Lender in respect of the Common Shares issued to it upon the conversion of this Debenture shall only accrue as and from the date of the conversion as set forth in Section 3.2.

ARTICLE 4
REPAYMENT AND REDEMPTION

Section 4.1	Repayment of the Principal Amount.

Subject to the provisions of this Debenture, the principal amount outstanding under this Debenture, together with all accrued and unpaid interest thereon shall be repaid to the Lender in full on the Maturity Date.

Section 4.2	Optional Redemption by Corporation.

At any time after the earlier of (1) the occurrence of a Change of Control, and (2) February 1, 2014, the Corporation shall have the right, at its option, to redeem the entire principal amount outstanding under the Debenture, together with all accrued and unpaid interest thereon by providing not less than twenty-one (21) days prior written notice to the Lender as provided for in Section 4.8 hereof.

Section 4.3	Restriction on Early Redemption

The Corporation shall be restricted from repaying or redeeming the principal amount outstanding hereunder except as explicitly permitted hereunder, as required hereunder, or with the written consent of the Lender.

Section 4.4	Method of Payment.

All payments hereunder to the Lender shall be made in Canadian dollars on the date when due by certified cheque or wire transfer of immediately available funds directly to the account(s) as may be specified to the Corporation, from time to time, by written notice from the Lender.

Section 4.5	Payments by the Corporation.

Any payment by the Corporation on account of any amount due and payable by it hereunder, whether on account of principal, fees, costs and expenses or otherwise, shall be made by the Corporation to the Lender and no such payment by the Corporation shall be effective until such time as it is so received by the Lender. All payments to be made by the Corporation to the Lender shall be in immediately available funds and received by the Lender no later than 5:00 p.m. (Montreal time) on the date of payment in order to obtain same day credit. Any such payment so received after such time on such date shall be deemed to have been paid on, and shall be credited on the next following Business Day.

Section 4.6	Net Payments.

All payments made by the Corporation hereunder shall be made without setoff, counterclaim or other defence, except as may be required by applicable law.

Section 4.7	Places of Payment.

The Redemption Amount will be payable upon presentation and surrender of the Debenture called for redemption to the Corporation.

Section 4.8	Notice of Redemption.

Notice of redemption of the Debenture pursuant to Section 4.2 (the "Redemption Notice") shall be given by the Corporation to the Lender substantially in the form set forth in Appendix II hereof. The Redemption Notice shall specify the aggregate principal amount of Debenture called for redemption (the "Redemption Amount"), the Redemption Date, the manner of payment and any right of the Lender to convert such Debenture as provided in Article 3 and shall state that interest upon the principal amount of Debenture called for redemption shall cease to be payable from and after the Redemption Date.

Section 4.9	Debenture Due on Redemption Date.

Upon the Redemption Notice being given in accordance with Section 4.8, the Redemption Amount shall be and become due and payable on the Redemption Date specified in such Redemption Notice and with the same effect as if it were the Maturity Date of such Debenture, the provisions hereof or of any such Debenture notwithstanding (subject, however, to the right of the Lender to convert this Debenture in accordance with Article 3), and, from and after such Redemption Date, interest shall cease, unless payment of the Redemption Amount shall not be made on presentation for surrender of such Debenture as specified in Section 4.7 on or after the Redemption Date.

Section 4.10	Payment of Redemption Amount in Cash or Common Shares.

Upon the Debenture being called for redemption as provided for in Section 4.8, the Corporation shall pay to the Lender, upon surrender of the Debenture as specified in the Redemption Notice, the Redemption Amount thereof. The Lender may elect payment in cash or payment in Common Shares.

Section 4.11	Redemption at Lender's Option.

At any time after the earlier of (1) the occurrence of a Change of Control, and (2) August 1, 2013, the Lender shall have the right, at its option, to require the Corporation redeem the entire principal amount outstanding under this Debenture at a redemption price equal to the outstanding principal amount of this Debenture plus any accrued and unpaid interest thereon to but excluding the date fixed for redemption. To exercise such right, the Lender must provide a notice in writing (the "Put Notice") to the Corporation that it requires the Corporation redeem this Debenture in full at least twenty-one (21) days prior to the date fixed for redemption. Any payment due by the Corporation to the Lender hereunder shall be, upon presentation and surrender of the Debenture to the Corporation, made by certified cheque or wire transfer of immediately available funds directly to the account(s) as may be specified by the Lender to the Corporation in the Put Notice.

ARTICLE 5
SUBORDINATION TO SENIOR INDEBTEDNESS OF THE CORPORATION

Section 5.1	Agreement to Subordinate.

The Corporation agrees, and the Lender by accepting this Debenture agrees, that the indebtedness, liabilities and obligations evidenced by this Debenture (including the principal amount and any accrued interest thereon) is subordinate in right of payment, to the extent and in the manner provided in this Article 5, to the prior payment in full of all existing and future Senior Indebtedness of the Corporation.

Section 5.2	Order of Payment.

Upon any distribution of the assets of the Corporation upon any dissolution, winding up, total liquidation or reorganization of the Corporation (whether in bankruptcy, insolvency or receivership proceedings, or upon an "assignment for the benefit of creditors" or any other marshalling of the assets and liabilities of the Corporation, or otherwise):

(a)

all Senior Indebtedness shall first be paid indefeasibly in full, or provision made for such payment, before any payment is made on account of the principal of or interest on the indebtedness evidenced by this Debenture;

(b)

any payment or distribution of assets of the Corporation, whether in cash, property or securities, to which the Lender would be entitled, except for the provisions of this Article 5, shall be paid or delivered by the trustee in bankruptcy, receiver, assignee for the benefit of creditors, or other liquidating agent making such payment or distribution, directly to the holders of such Senior Indebtedness or their representative or representatives, or to the trustee or trustees under any indenture pursuant to which any instruments evidencing any of such Senior Indebtedness may have been issued, to the extent necessary to pay all Senior Indebtedness in full after giving effect to any concurrent payment or distribution, or provision therefor, to the holders of such Senior Indebtedness; and

(c)

the holders of Senior Indebtedness or a receiver or a receiver-manager of the Corporation or of all or part of its assets or any other enforcement agent may sell, mortgage, or otherwise dispose of the Corporation assets in whole or in part, free and clear of all indebtedness, liabilities and obligations of the Corporation under this Debenture and without the approval of the Lender.

Section 5.3	No Payments if Default under Senior Indebtedness.

Upon the maturity of any Senior Indebtedness by lapse of time, acceleration or otherwise, or any enforcement of any Senior Indebtedness, all principal of and interest on all such matured Senior Indebtedness shall first be paid in full, or shall first have been duly provided for, before any payment is made on account of principal of or interest on this Debenture.

In case of default with respect to any Senior Indebtedness permitting the Lender to accelerate the maturity thereof, unless and until such default shall have been cured or waived or shall have ceased to exist, no payment (by purchase of this Debenture or otherwise) shall be made by the Corporation with respect to the principal of or interest on this Debenture and the Lender shall not be entitled to demand, accelerate, institute proceedings for the collection of, or receive any payment or benefit (including without limitation by set-off, combination of accounts or otherwise in any manner whatsoever) on account of this Debenture after the happening of such a default, and unless and until such default shall have been cured or waived or shall have ceased to exist, such payments shall be held in trust for the benefit of, and, if and when such Senior Indebtedness shall have become due and payable, shall be paid over to, the holders of the Senior Indebtedness or their representative or representatives or to the trustee or trustees under any indenture under which any instruments evidencing an amount of the Senior Indebtedness remaining unpaid until all such Senior Indebtedness shall have been paid in full, after giving effect to any concurrent payment or distribution to the holders of such Senior Indebtedness; provided, however, that the foregoing shall in no way prohibit, restrict or prevent the Lender from taking such actions as may be necessary to preserve claims of the Lender under this Debenture in any bankruptcy, reorganization or insolvency proceeding (including, without limitation, the filing of proofs of claim in any such bankruptcy, reorganization or insolvency proceedings by or against the Corporation or its subsidiaries and exercising its rights to vote as an unsecured creditor under any such bankruptcy, reorganization or insolvency proceedings commenced by or against the Corporation or its subsidiaries).

The fact that any payment hereunder is prohibited by this Section 5.3 shall not prevent (i) the failure to make such payment from being an Event of Default hereunder and (ii) the conversion of the Debentures pursuant to Article 3.

Section 5.4	Cooperation.

The Lender hereby agrees to execute (by manual or facsimile signature) and deliver all such documents, contracts, letters, agreements, instruments, receipts or other writings that may be required to carry out, comply with and effectuate the purposes of this Article 5.

Section 5.5	Additional Indebtedness.

This Debenture does not restrict the Corporation from incurring additional indebtedness for borrowed money or otherwise or mortgaging, pledging or charging its real (immoveable) or personal (moveable) property or properties to secure any indebtedness or other financing.

ARTICLE 6
COVENANTS

Section 6.1	Positive Covenants.

The Corporation hereby covenants and agrees with the Lender that so long as this Debenture remains outstanding as follows:

(a)	Use of Proceeds. The Corporation and its subsidiaries shall use the aggregate principal amount for general working capital purposes, in accordance with its business plan;

(b)

Payment of Principal and Interest. The Corporation shall punctually pay or cause to be paid to the Lender the principal of and interest on this Debenture as and when the same become due and payable hereunder;

(c)

Corporate Existence. The Corporation and its material subsidiaries will preserve and maintain their corporate existence, subject to the right of the Corporation and its subsidiaries to enter into any transaction involving a change of control, sale, merger, acquisition, business combination, amalgamation, reorganization, plan of arrangement or any similar transaction;

(d)

Carry on Business. The Corporation and its material subsidiaries will, in all material respects, carry on and conduct the business of mining so as to reasonably preserve and protect the business and income therefrom;

(e)

Reservation of Shares. The Corporation shall, so long as this Debenture remains outstanding, reserve and there shall remain unissued out of its authorized capital, a sufficient number of Common Shares to satisfy the right of conversion herein provided for and when issued and delivered as directed, such Common Shares shall be issued as fully paid and non-assessable Common Shares that are non-encumbered, approved for listing on the TSX and NYSE AMEX and freely tradable subject to applicable securities law restrictions for "control persons";

(f)	Compliance with Laws. The Corporation and its material subsidiaries will comply in all material respects with the requirements of all applicable laws, judgments, orders, decisions and awards;

(g)	Expenses. All reasonable legal and accounting expenses and other related costs incurred by the Lender in connection with the enforcement of in this Debenture shall be paid by the Corporation;

(h)

Maintain Insurance. The Corporation and its material subsidiaries will use commercially reasonable efforts to maintain adequate insurance coverage with respect to the operation of their business and with respect to director liability;

(i)	Notification of Default. The Corporation shall notify the Lender in writing immediately upon becoming aware of an Event of Default hereunder; and

(j)	Other Information. The Corporation will send to the Lender copies of all financial statements and other material furnished to the holders of Common Shares.

Section 6.2	Negative Covenants

So long as any amount owing under the Debenture remains unpaid, none of the Corporation not its material subsidiaries shall, without the prior written consent of the Lender:

(a)	Change in Nature of Business. Make any material change in the nature of its business as carried on by it at the date hereof;

(b)

Winding-Up etc. Commence proceedings for the winding-up, dissolution or liquidation of the Corporation, subject to the right of the Corporation and its subsidiaries to enter into any transaction involving a change of control, sale, merger, acquisition, business combination, amalgamation, reorganization, plan of arrangement or any similar transaction; and

(c)

Amendment to Articles and By-laws. Take any action to approve an amendment to the articles of incorporation of the Corporation or any of its subsidiaries or any action to adopt, amend or repeal any by-laws of the Corporation or any of its subsidiaries in a manner which could be reasonably considered to materially adversely affect or impair the rights and benefits of the Lender pursuant to this Debenture.

ARTICLE 7
EVENTS OF DEFAULT AND REMEDIES

Section 7.1	Events of Default.

The occurrence of any of the following events shall constitute an "Event of Default" under this Debenture:

(a)

if default occurs in payment when due of any principal, interest or other amounts payable under this Debenture and such default is not remedied within two (2) Business Days following delivery of written notice to the Corporation to this effect;

(b)

if default occurs in performance of any other covenant of the Corporation and its subsidiaries in favour of the Lender under this Debenture and, if such default is capable of being remedied, and still remains unremedied for a period of thirty (30) days following receipt by the Corporation from the Lender of a written notice specifying in reasonable detail the default in question;

(c)

if the Corporation and/or its material subsidiaries commits an act of bankruptcy or becomes insolvent within the meaning of any bankruptcy or insolvency legislation applicable to it or a petition, an arrangement, a proposal or a notice of intention in respect of the Corporation or its material subsidiaries is filed or a receiver, trustee, custodian or other similar official is appointed or an or an application is made for the appointment of a receiver or the Corporation and its material subsidiaries or a creditor of the Corporation and its material subsidiaries makes an application in respect of the Corporation and its material subsidiaries pursuant to the Companies' Creditors Arrangement Act or a winding up order is granted;

(d)

if any act, matter or thing is done toward, or any action or proceeding is launched or taken to terminate the corporate existence of the Corporation or any of its material subsidiaries, whether by winding-up, surrender of charter or otherwise, subject to the right of the Corporation and its subsidiaries to enter into any transaction involving a change of control, sale, merger, acquisition, business combination, amalgamation, reorganization, plan of arrangement or any similar transaction;

(e)	if the Corporation or any of its material subsidiaries ceases to carry on its business;

(f)

if any receiver, administrator or manager of the property, assets or undertaking of the Corporation and its material subsidiaries or a substantial part thereof is appointed pursuant to the terms of any trust deed, trust Debenture, debenture or similar instrument  or by or under any judgment or order of any court.

(g)	if the Corporation or any of its material subsidiaries fails to pay or perform its obligations generally as they become due or admits its inability to pay its debts generally;

(h)

if any of the representations and warranties agreed upon in the subscription agreement dated the date hereof among the Corporation and the Lender are untrue in any material respect and such inaccuracy continues for 30 days after the Corporation becomes aware of such inaccuracy; or

(i)	if any of the Corporation or its subsidiaries defaults on any Senior Indebtedness resulting in the holder of such Senior Indebtedness to be entitled to accelerate payment of same.

Section 7.2	Remedy.

Whenever an Event of Default has occurred and is continuing, then the Lender may declare the whole of the principal amount of this Debenture and all accrued unpaid interest thereon to be immediately due and payable without presentment, demand, protest or further notice of any kind, all of which are expressly waived by the Corporation.

ARTICLE 8
LEGEND

Section 8.1	Legend.

Any certificate representing Common Shares issued upon exercise of the Debenture prior to the date which is four months and one day after the date hereof will bear the following legend:

"THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE LISTED ON THE TORONTO STOCK EXCHANGE (“TSX”); HOWEVER, PRIOR TO JUNE 2, 2012, THE SAID SECURITIES CANNOT BE TRADED THROUGH THE FACILITIES OF THE TSX SINCE THEY ARE NOT FREELY TRANSFERABLE, AND CONSEQUENTLY ANY CERTIFICATE REPRESENTING SUCH SECURITIES IS NOT ‘GOOD DELIVERY’ IN SETTLEMENT OF TRANSACTIONS ON THE TSX.

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE JUNE 2, 2012."

ARTICLE 9
GENERAL

Section 9.1	Waiver.

No act or omission by the Lender in any manner whatsoever shall extend to or be taken to affect any provision hereof or any subsequent breach or default or the rights resulting therefrom save only express waiver in writing. A waiver of default shall not extend to, or be taken in any manner whatsoever to affect the rights of the Lender with respect to, any subsequent default, whether similar or not.

Section 9.2	Notices.

Any notice, direction or other communication to be given under this Debenture shall be in writing and given by delivering it or sending it by facsimile or other similar form of recorded communication addressed:

to the Lender at:

	Attention:	Fraser Buchan
Fax:

With copy to (which shall not constitute notice) Cassels Brock Blackwell LLP	Attention:	Cameron Mingay
	Fax:	416-640-3163

to the Corporation at:	161, Avenue Principale
Rouyn-Noranda, Québec, J9X 4P6

	Attention:	President
	Fax:	(819) 797-0166

with a copy to:	Stikeman Elliott LLP
1155 René-Lévesque West, Floor 40
Montreal, Québec, H3B 3V2

	Attention:	Sidney Horn and Maxime Turcotte
	Fax:	(514) 397-3222

Any such communication shall be deemed to have been validly and effectively given (i) if personally delivered, on the date of such delivery if such date is a Business Day and such delivery was made prior to 5:00 p.m. (Montreal time) and otherwise on the next Business Day, or (ii) if transmitted by facsimile or similar means of recorded communication on the Business Day following the date of transmission. Any Party may change its address for service from time to time by notice given in accordance with the foregoing and any subsequent notice shall be sent to such Party at its changed address.

Section 9.3	Invalidity of any Provisions.

Any provision of this Debenture which is prohibited by the laws of any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition without invalidating the remaining terms and provisions hereof.

Section 9.4	Successors and Assigns, etc.

This Debenture may be assigned by the Lender with the consent of the Corporation. This Debenture and all its provisions shall enure to the benefit of the Lender, its successors and assigns and shall be binding upon the Corporation, its successors and assigns. The Lender is the person entitled to receive the money payable hereunder and to give a discharge hereof. Presentment, notice of dishonour, protest and notice of protest hereof are hereby waived.

Section 9.5	Enurement.

This Debenture and all its provisions shall enure to the benefit of the Lender and shall be binding upon the Corporation, its successors and assigns.

Section 9.6	Amendments.

This Debenture may only be amended by a written agreement signed by the Corporation and the Lender.

Section 9.7	Further Assurances.

Each of the parties shall promptly do such further acts and execute such documents as any other party may reasonably require from time to time for the purpose of giving effect to this Debenture and shall use all reasonable efforts and take all such steps as may be reasonably within its power to implement to their full extent, in good faith, the provisions of this Debenture.

Section 9.8	Language.

The parties hereto acknowledge that they have required that the present Debenture, as well as all documents, notices and legal proceedings executed, given or instituted pursuant hereto or relating directly or indirectly hereto, be drawn up in English. Les parties reconnaissent avoir exigé la rédaction en anglais de la présente débenture, ainsi que de tous documents, avis et procédures judiciaires exécutés, donnés ou intentés, directement ou indirectement, à la suite de ou relativement à la présente convention.

[Signature page follows]

IN WITNESS WHEREOF the Corporation has caused this Debenture to be signed by its duly authorized officer.

RICHMONT MINES INC.

By:	(signed) Martin Rivard
	Name:	Martin Rivard
	Title:	President and Chief Executive Officer

By:	(signed) Nicole Veilleux
	Name:	Nicole Veilleux
	Title:	Financial Director

APPENDIX I
FORM OF CONVERSION NOTICE

TO:	Richmont Mines Inc.
161, Rue Principal
Rouyn-Noranda, Québec, J9X 4P6
Attention: •

Note:	All capitalized terms used herein have the meaning ascribed thereto in the Debenture mentioned below, unless otherwise indicated.

Notice is hereby given pursuant to Section 3.2 of the Debenture dated as of February 1, 2012 (the "Debenture") of Richmont Mines Inc. (the "Corporation") that the undersigned registered holder of a 7.6% Five-Year Convertible Unsecured Subordinated Debenture due February 1, 2017 in the principal amount of $1 million irrevocably elects to convert the entire principal amount of such Debenture into Common Shares on the date of conversion specified below, in accordance with the terms of the Debenture and directs that the Common Shares issuable and deliverable upon such conversion be issued and delivered to the Person indicated below. (If Common Shares are to be issued in the name of a Person other than the Lender, all requisite transfer taxes must be tendered by the undersigned.)

Dated:
Fraser Buchan

Date of conversion: • (which date shall not be earlier than the date of delivery or receipt by the Corporation of this notice and the Debenture and shall not be later than the close of business on the Business Day immediately preceding the Maturity Date, or the Redemption Date, as the case may be.

(Print name in which Common Shares are to be issued, delivered and registered)

Name:

(Address, City, Province and Postal Code)

Name of guarantor:

Authorized signature:

Note: If Common Shares are to be issued in the name of a Person other than the Lender, the signature must be guaranteed by an authorized officer of a Canadian chartered bank or of a major Canadian trust corporation or by a medallion signature guarantee from a member of a recognized medallion signature guarantee program.

(Signature of the Lender)

APPENDIX II
FORM OF REDEMPTION NOTICE

RICHMONT MINES INC.

7.6% FIVE YEAR CONVERTIBLE UNSECURED SUBORDINATED DEBENTURE DUE FEBRUARY 1, 2017

REDEMPTION NOTICE

To:	Fraser Buchan, as holder of the 7.6% Convertible Unsecured Subordinated Debenture due February 1, 2017 (the "Debenture") of Richmont Mines Inc. (the "Corporation")

Note:	All capitalized terms used herein have the meaning ascribed thereto in the Debenture mentioned below, unless otherwise indicated.

Notice is hereby given pursuant to Section 4.8 of the Debenture dated as of February 1, 2012 (the "Debenture") of the Corporation, that the entire principal amount of Debenture outstanding will be redeemed as of • (the "Redemption Date"), upon payment of a redemption amount of CAD$•, being equal to the aggregate of (i) CAD$• and (ii) all accrued and unpaid interest thereon to but excluding the Redemption Date (collectively, the "Redemption Amount").

The Redemption Amount will be payable upon presentation and surrender of the Debenture to the Corporation.

The interest upon the principal amount of Debenture called for redemption shall cease to be payable from and after the Redemption Date, unless payment of the Redemption Amount shall not be made on presentation for surrender of such Debenture to the Corporation on or after the Redemption Date or prior to the setting aside of the Redemption Amount pursuant to the Debenture.

The Lender is reminded that it has the right to convert its Debenture pursuant to Article 3 of the Debenture prior to the close of business on the Business Day immediately preceding the Redemption Date by duly completing the Conversion Notice and delivering same to the Corporation in accordance with the provisions of the Debenture together with this Debenture.

No fractional Common Shares shall be delivered upon the exercise by the Corporation of the above-mentioned redemption right but, in lieu thereof, if such a fraction shall become owing, the Corporation shall pay the cash equivalent thereof determined on the basis of the Conversion Price per Common Share (as may be adjusted pursuant to Section 3.3).

DATED:

RICHMONT MINES INC.

By:
(Authorized Officer)
By:

(Authorized Officer)

SUBSCRIPTION AGREEMENT

ENTERED INTO IN MONTREAL (QUÉBEC) AS OF FEBRUARY 1, 2012

AMONG:	JENNIFER BUCHAN, an individual residing in the city of Toronto, Ontario, Canada;

(hereinafter referred to as the "Investor")

AND:	RICHMONT MINES INC., a Corporation duly incorporated under the laws of the Province of Québec, having its head office at 161, Avenue Principale, Rouyn-Noranda, Québec, J9X 4P6, acting through and represented by Martin Rivard, its President and by Nicole Veilleux, its Chief Financial Officer, duly authorized for the purposes hereof as they so declare;

(hereinafter referred to as "Richmont" or the "Corporation")

WHEREAS the Investor wishes to subscribe for and purchase a debenture for a total consideration of $1,000,000 (the "Private Placement");

THEREFORE, THE PARTIES MUTUALLY AGREE AS FOLLOWS:

1.	SUBSCRIPTION

1.1.

The Investor hereby irrevocably subscribes for and agrees to purchase, as principal for its own account, a five (5) year 7.6% interest-bearing convertible unsecured subordinated debenture of the Corporation (the "Debenture"), such Debenture being convertible into common shares of the Corporation (the "Shares") at a conversion price of $12.17 per Share, for a total subscription price of $1,000,000.

1.2.

The Corporation accepts the Investor's subscription and agrees to issue and sell the Debenture for the consideration specified therein, which consideration is payable on the date hereof (the "Closing Date") by wire transfer of immediately available funds to an account identified by the Corporation or by certified cheque made payable to the Corporation.

1.3.	The Corporation acknowledges having received, as of the date hereof, payment of $1,000,000 from the Investor in total and final payment of the consideration for the issuance and sale of the Debenture.

2

2.	REPRESENTATIONS AND WARRANTIES OF THE CORPORATION

The Corporation represents and warrants as of the date hereof to the Investor that which is indicated below. The term "knowledge" or references to the "knowledge of the Corporation" or "Richmont’s knowledge" means the actual knowledge, after reasonable inquiry of Martin Rivard and Nicole Veilleux.

2.1.	As to the Corporation

2.1.1.

The Corporation and its subsidiaries have been duly incorporated and are validly existing under the laws of their respective jurisdictions of existence, have all requisite corporate power and authority and are duly qualified and possess all material certificates, authority, permits and licences issued by the appropriate provincial, municipal, federal regulatory agencies or bodies necessary (and has not received or is not aware of any adverse modification or revocation to such licences, authority, certificates or permits) to carry on their businesses as now conducted and to own their properties and assets and the Corporation has all requisite corporate power and authority to carry out its obligations under this Agreement.

2.1.2.

The Corporation has no material subsidiaries other than as listed in its annual information form dated March 24, 2011 and the Corporation beneficially owns, directly or indirectly, all of the issued and outstanding shares in the capital of the subsidiaries, free and clear of all liens, charges, pledges, security interests, encumbrances, claims or demands of any kind whatsoever, all of such shares have been duly authorized and validly issued and are outstanding as fully paid and non-assessable shares and no person has any right, agreement or option, present or future, contingent or absolute, or any right capable of becoming a right, agreement or option, for the purchase from the Corporation of any interest in any of such shares or for the issue or allotment of any unissued shares in the capital of the subsidiaries or any other security convertible into or exchangeable for any such shares.

2.1.3.

Richmont has the capacity and necessary corporate powers to execute this Agreement and other ancillary documents related to the Investor’s investment (collectively the "Documentation"). All of the corporate procedures required to complete the investment of the Investor, including without limiting the generality of the foregoing, the required authorizations from the directors of Richmont in compliance with its constating law, have been obtained and all resolutions and/or by-laws have been adopted, authorized or, as the case may be, ratified in order to permit the closing of the investment of the Investor and execution of the Documentation, such that each agreement and related document becomes an enforceable undertaking which binds Richmont in accordance with its respective terms.

3

2.1.4.

Richmont is a “reporting issuer” under and is in compliance in all material respects, with the requirements of the Securities Act (Québec) and the applicable securities laws of the provinces of British Columbia, Alberta, Ontario and Québec and is a “foreign private issuer” under the United States Securities Act of 1933 in compliance with the securities laws of the United States (all such securities laws being referred to collectively as the "Applicable Securities Laws"). The issuance of the Debenture and the Shares underlying the Debenture (the “Underlying Shares”) is not and will not be effected in violation of any provision of the Applicable Securities Laws and the regulations and policies of the exchanges on which its Shares are listed (the "Exchanges") and securities commission or other regulatory authorities who have jurisdiction over Richmont (the “Securities Regulators”). Richmont has no knowledge of any material default or violation by it of any requirement of the Applicable Securities Laws and of the regulations and policies of the Exchanges; in particular, to the knowledge of Richmont, there is no false or misleading information (as defined in Applicable Securities Laws) which could affect the value or the trading price of the Shares, in any document filed by Richmont with applicable regulatory authorities or with an Exchange or otherwise posted on SEDAR (the "Disclosure Documents"). All material changes (as defined in Applicable Securities Laws) relating to the Corporation have been disclosed in the Disclosure Documents.

2.1.5.

There has been no suspension or cease trade order on the Shares by the Securities Regulators and no proceeding to this effect has been commenced, is pending or, to Richmont's knowledge, is being contemplated by the Securities Regulators.

2.1.6.	The signature of the Documentation and the compliance with the terms and conditions contained therein by Richmont:

2.1.6.1.

were subject to all of the authorizations, approvals, exemptions and consents required by applicable law or by the agreements to which Richmont is a party and do not contravene any provision of the articles of incorporation, by-laws or resolutions of Richmont, or any provision of any material contract to which it is a party;

2.1.6.2.	do not and will not result in any material adverse effect with respect to the assets of the Corporation; and

4

2.1.6.3.

do not and will not have the effect of (i) creating a default under any existing equity or debt financing agreement of the Corporation, or (ii) permitting the execution of a lien, hypothec, security or other guarantee against the assets of the Corporation.

2.1.7.

The Debenture has been duly authorized to be created and issued by the Corporation and the Corporation has taken all necessary steps to ensure that upon conversion of the Debenture, the Underlying Shares will be duly authorized and issued as fully paid and non-assessable Shares of the Corporation.

2.1.8.	The Corporation has obtained the TSX conditional approval with respect to the issuance of the Debenture and the Underlying Shares upon conversion thereof.

2.1.9.

All consents, approvals, permits, authorizations or filings as may be required under the Applicable Securities Laws necessary for the execution and delivery of this Agreement, the issuance and sale of the Debenture, and the consummation of the transactions contemplated hereby and thereby shall been made or obtained, as applicable, other than such consents, approvals, permits, authorizations or filings required to be completed after the closing of this Private Placement under the Applicable Securities Laws, including those set forth in Section 6.

2.1.10.	The Corporation is not aware of any pending or threatened litigation or any circumstance which may hinder in any material adverse manner whatsoever one or more of the transactions contemplated herein.

2.1.11.

Neither the Corporation nor its subsidiaries have committed an act of bankruptcy or sought protection from the creditors thereof before any court or pursuant to any legislation, proposed a compromise or arrangement to the creditors thereof generally, taken any proceeding with respect to a compromise or arrangement, taken any proceeding to be declared bankrupt or wound up, taken any proceeding to have a receiver appointed for any of the assets thereof, had any person holding any encumbrance, lien, charge, hypothec, pledge, mortgage, title retention agreement or other security interest or receiver take possession of any of the property thereof had an execution or distress become enforceable or levied upon any portion of the property thereof or had any petition for a receiving order in bankruptcy filed against it.

2.1.12.

All taxes (including income tax, capital tax, payroll taxes, employer health tax, workers’ compensation payments, property taxes, customs duties and land transfer taxes), duties, royalties, levies, imposts, assessments, deductions, charges or withholdings and all liabilities with respect thereto including any penalty and interest payable with respect thereto (collectively, “Taxes”) due and payable or required to be collected or withheld and remitted, by the Corporation or its subsidiaries have been paid, collected or withheld and remitted as applicable. All tax returns, declarations, remittances and filings required to be filed by the Corporation or its subsidiaries have been filed with all appropriate governmental authorities and all such returns, declarations, remittances and filings are complete and accurate and no fact or facts have been omitted therefrom which would make any of them misleading or result in an adverse material change to the Corporation and its subsidiaries, taken as a whole. Except as disclosed in Schedule 2.1.12, the Corporation is not aware of any examination of any tax return of the Corporation or its subsidiaries that is currently in progress and the Corporation is not aware of any issues or disputes outstanding with any governmental authority respecting any Taxes that have been paid, or may be payable, by the Corporation or its subsidiaries.

5

2.1.13.

The Corporation validly holds all material licenses, permits, certificates, authorization certificates, authorizations, registrations, consents and other approvals (the "Permits") required to carry on its business in the normal course, where and as is presently carried on by it. Each Permit is valid and in force and the operations and assets of the Corporation are in compliance with the Permits. The Corporation has no reason to believe, after reasonable inquiry, that any Permit will be revoked, suspended, cancelled or amended or will not be renewed as it becomes due.

2.1.14.	The authorized share-capital of Richmont is comprised of an unlimited number of common shares.

2.1.15.	As of January 31, 2012 there are 33,225,463 issued and outstanding Shares.

2.1.16.

The transfer agent Computershare Trust Company of Canada, at its principal offices in the city of Montreal, Quebec (the “Transfer Agent”) has been duly appointed as transfer agent and registrar in respect of the Common Shares.

2.1.17.

Except as disclosed in Schedule 2.1.17, no option or any other right to purchase or redeem shares of the Corporation, or any security convertible into shares, has been authorized or is outstanding and there is no agreement providing for any issuance thereof.

6

2.1.18.

There is not, in the constating documents, by-laws or in any debt instrument, material agreement, agreement, mortgage, indenture or other instrument or document to which the Corporation is a party, any restriction upon or impediment to, the declaration or payment of dividends by the directors of the Corporation or the payment of dividends by the Corporation to the holders of its Shares.

2.1.19.	To the knowledge of Richmont, there exists no shareholders agreement or other agreement or undertaking which governs, in any manner, the exercise of the voting rights attached to the Shares.

2.1.20.

There are no persons acting or purporting to act at the request or on behalf of the Corporation, that are entitled to any brokerage or finder’s fee in connection with the transactions contemplated by this Agreement.

2.1.21.

There is no person that is or will be entitled to the proceeds of this Private Placement under the terms of any debt instrument, material agreement, mortgage, indenture, contract, instrument, lease agreement (written or unwritten) or otherwise.

2.1.22.

The Corporation is not party to any agreement, nor is the Corporation aware of any agreement, which in any manner affects the voting control of any of the securities of the Corporation or its subsidiaries.

2.2.	As to the books and ledgers

2.2.1.

The corporate minute books and ledgers of Richmont present fairly, in all material respects, all decisions of Richmont's directors and shareholders and do not disclose any illegalities or irregularities. All transactions contemplated therein are in conformity with applicable laws in all material respects.

2.2.2.

The Corporation maintains a system of internal accounting controls sufficient to provide reasonable assurance that: (i) transactions are completed in accordance with the general or a specific authorization of management of the Corporation; (ii) transactions are recorded as necessary to permit the preparation of consolidated financial statements for the Corporation in conformity with Canadian generally accepted accounting principles and to maintain asset accountability; (iii) access to assets of the Corporation and its subsidiaries is permitted only in accordance with the general or a specific authorization of management of the Corporation; and (iv) the recorded accountability for assets of the Corporation and any subsidiaries is compared with the existing assets of the Corporation and its subsidiaries at reasonable intervals and appropriate action is taken with respect to any differences therein.

7

2.3.	As to the business

2.3.1.

Richmont, its operations, assets and the property it owns, leases or occupies or which is otherwise under its control are in material compliance with applicable laws, regulations, directives, policies, guidelines, orders, judgments, decisions, injunctions, decrees or norms governing the conduct of the business of the Corporation.

2.3.2.

Neither the Corporation nor its subsidiaries are a party to or bound or affected by any commitment, agreement or document containing any covenant which expressly limits the freedom of the Corporation, or its subsidiaries to compete in any line of business, transfer or move any of their respective assets or operations or which materially adversely affects the business practices, operations or condition of the Corporation and its subsidiaries, taken as a whole.

2.4.	As to the assets

2.4.1.

Richmont holds valid title to all of its assets. Such assets are free and clear of any claim, hypothec, or other encumbrance whatsoever and the use of same is not subject to any restriction, other than public utility servitudes or royalties thereon. All royalties material to Richmont have been disclosed by Richmont in publicly filed documents.

2.4.2.

Richmont holds either freehold title, mining leases, mining concessions, mining claims, options or participating interests or other conventional property or proprietary interests or rights, recognized in the jurisdiction in which a particular property is located (collectively, "Mining Rights"), in respect of the ore bodies, minerals and metals located in properties in which Richmont has an interest as described in Richmont’s public disclosure record under valid, subsisting and enforceable title documents or other recognized and enforceable agreements or instruments, sufficient to permit Richmont to explore the minerals relating thereto. Except as disclosed in Schedule 2.4.2, all property, options, leases or claims in which Richmont has an interest or right have been validly located and recorded in accordance in all material respects with all applicable laws and are valid and subsisting except where the failure to be so would not result in an material adverse effect. Except as disclosed in Schedule 2.4.2, Richmont has all necessary surface rights, access rights and other necessary rights and interests relating to the properties in which Richmont has an interest as described in the Disclosure Documents granting Richmont the right and ability to explore for minerals, ore and metals for development purposes as are appropriate in view of the rights and interest therein of Richmont, with only such exceptions as do not interfere with the use made by Richmont of the rights or interest so held, except in respect of matters that do not and will not result in any material adverse effect; and the proprietary interests or rights and the documents, agreements and instruments and obligations relating thereto referred to above is currently in good standing in the name of Richmont, as applicable, except in respect of matters that do not and will not result in any material adverse effect.

8

2.4.3.

The list of properties and mining claims attached hereto as Schedule 2.4.3 represents all of the mining claims owned by Richmont (the "Mining Claims"). The Mining Claims are in good standing and, with respect to those Mining Claims located in the Province of Québec that have an expiry date prior to the date of this agreement or within 60 days after the date of this agreement, Richmont has filed with the Mining Recorder's Office in the Province of Québec the required work program, including payment of any applicable fees, and taken all required action to maintain the Mining Claims in good standing after such expiry date.

2.4.4.

To knowledge of Richmont, there is no adverse claim against, or challenge to, the ownership of or title to, the Corporation’s interest in the Mining Rights or the Mining Claims, including any claims by any aboriginal or First Nations groups.

2.4.5.

Without limiting the generality of paragraph 2.1.4, the Corporation is in material compliance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects adopted by the Canadian securities administrators and Regulation 43-101 respecting standards of disclosure for mineral projects (collectively "NI 43-101") in connection with its properties and has prepared, filed and certified its technical reports in accordance with NI 43-101.

9

2.5.	As to the financial situation

2.5.1.

The audited consolidated financial statements of Richmont for the financial year ended December 31, 2010 as well as the interim unaudited consolidated financial statements for the third quarter ended September 30, 2011 (the "Financial Statements") accurately present the financial position of the Corporation and have been prepared in accordance with Canadian generally accepted accounting principles, consistently applied in the same manner as prior financial years and International Financial Reporting Standards, as applicable.

2.6.	As to the contracts

2.6.1.

Richmont maintains adequate insurance with respect to the operation of its business, activities, its assets and its liabilities as well as that of its directors. Richmont has fulfilled its obligations in respect of each insurance policy to which it has subscribed. Richmont has duly sent to the insurers all notices required to be given in respect of the policies, relating to any change or circumstance which could increase the risk stipulated in the policies.

2.6.2.

The Corporation respects all material contracts to which it is a party and to the Corporation's knowledge all such contracts are valid, binding and enforceable. The Corporation is not in default or breach of any material contract, lease, agreement, undertaking or instrument to which it is a party.

2.6.3.	The Corporation has not received any notice of non-renewal or cancellation of any of its material contracts, leases, agreements, undertakings or instruments.

2.7.	Environmental situation

2.7.1.	Richmont, its operations, assets and property it owns, leases or occupies or which is otherwise under its control are in material compliance with applicable Environmental Laws, as defined below.

2.7.2.

The Corporation holds all the material permits required to conduct its business in accordance with Environmental Laws (the "Environmental Permits"). The Corporation has no knowledge of any actual grounds that would lead to a suspension, revocation, expiration, non-renewal or cancellation of any Environmental Permits.

2.7.3.

Except as disclosed in Schedule 2.7.3, to the knowledge of Richmont, Richmont is not currently the subject of an investigation or inspection by any federal, provincial or municipal environmental authority.

10

2.7.4.

The Corporation has not received a notice of violation or a notice of corrective measures to be implemented or a warning or a written or verbal request for information with respect to an investigation or inspection by a federal, provincial, regional or municipal body concerning environmental matters to the extent such notices, warnings or requests would have a material adverse effect on the operations of Richmont.

2.7.5.

For the purposes hereof "Environmental Laws" means a law, by- law, decree, directive, guideline, order, judgment, policy, requirement of any administrative or judicial authority relating to the environment or the protection thereof.

2.8.	As to litigation

2.8.1.

To Richmont’s knowledge, except as disclosed in Schedule 2.8.1, there is no material actual or threatened litigation, including any class actions, against the Corporation or with respect to the assets of the Corporation which could result in a material adverse effect on the Corporation.

2.8.2.

No governmental proceedings are pending to which the Corporation or its subsidiaries are a party or to which their property is subject that would result individually or in the aggregate in any material adverse change in the operation, business or condition of the Corporation and its subsidiaries, taken as a whole, and no such proceedings have, to the knowledge of the Corporation, been threatened against or are contemplated with respect to the Corporation or its subsidiaries or their properties.

2.8.3.	Other than the proposed Act respecting the development of mineral resources in keeping with the principles of sustainable development (Bill 14), the Corporation is not aware of any pending or contemplated change to any applicable law or regulation or governmental position that would adversely affect the business of the Corporation and its subsidiaries, or the business or legal environment under which the Corporation or its subsidiaries operate.

2.8.4.	Richmont is not a party to any litigation for which a judgement or settlement remains unsatisfied.

2.9.	As to employees and service providers

2.9.1.

To the knowledge of the Corporation, the Corporation is in compliance with respect to all of the material reports it must complete and all of the assessments and contributions it is legally or contractually required to make as an employer.

11

2.9.2.	The Corporation is not a party to any material labor conflict, grievance or dispute and, to the knowledge of the Corporation, none is threatened.

2.9.3.

All of the amounts owed or due to the employees of the Corporation as salary or severance pay at the date hereof including bonus, commissions, vacation pay or other types of remuneration due and payable as of the date hereof have been fully paid.

2.9.4.

No officer or key employee of Richmont has given notice that he (she) wishes to resign and Richmont has no knowledge of any information that any such officer or key employee could resign as result of the transactions contemplated herein or for any other reason.

2.10.	As to related party transactions

2.10.1.	No director or officer of Richmont has any material financial interest in a person or business which competes with Richmont.

2.10.2.

Richmont has no loan or account receivable or payable held or payable to any person who is not at arm’s length to it in accordance with applicable tax law except as disclosed in the notes to the Financial Statements.

3.	REPRESENTATIONS AND WARRANTIES

The Investor represents, warrants, covenants and acknowledges, as applicable, to the Corporation (and acknowledges that the Corporation is relying thereon for the purpose of the Private Placement) that as of the date hereof:

3.1.

The Investor is an individual who has attained the age of majority and is legally competent to execute this Agreement and take all actions, consummate all transactions and enter into all other agreements required or contemplated pursuant to this Agreement and, the execution, delivery and performance by the Investor of this Agreement.

3.2.	This Agreement has been duly executed and delivered by the Investor and constitutes a legal, valid and binding agreement of the Investor enforceable against the Investor in accordance with its terms.

3.3.

The execution and delivery of and performance by the Investor of this Agreement (i) do not (or would not with the giving of notice, the lapse of time, or both, or the happening of any other event or condition) result in a breach or a violation of, or conflict with, or allow any other person to exercise any rights under, any terms or provisions of any contracts or instruments to which the Investor is a party and (ii) will not result in the violation of any law.

12

3.4.

The subscription for and the purchase of the Debenture by the Investor and the decision to subscribe for and purchase the Debenture and execute this Agreement has been based entirely upon this Agreement and information contained in the public record and that the Corporation has not provided any representation to the Investor other than as contained herein.

3.5.

The distribution of the Debenture pursuant to this Agreement has not been made through, or as a result of, and is not being accompanied by, (i) a general solicitation, (ii) any advertisements including articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over radio or television, or (iii) any seminar or meeting whose attendees have been invited by general solicitation or general advertising.

3.6.

The Investor is acquiring the Debenture as principal for his own account and not as agent or for the benefit of any other person and is acquiring the Debenture for investment purposes only and not with a view to resale or distribution. The Investor is a resident of Ontario and is purchasing the Debenture as principal under the "minimum amount investment" pursuant to National Instrument 45-106 – Prospectus and Registration Exemptions, and the Investor has concurrently executed and delivered a Minimum Amount Investment Status Certificate in the form attached as Exhibit 1 hereto and the representations and warranties of the Investor in the Minimum Amount Investment Status Certificate are true and correct in all respects, and will be true and correct in all respects at closing of the purchase and sale of the Debenture.

3.7.	The Investor has been independently advised as to and is aware of the resale restrictions under Applicable Securities Laws with respect to the Debenture and the Underlying Shares.

3.8.

The Investor has obtained such legal and tax advice as it considers appropriate in connection with the offer, sale and issuance of the Debenture and the execution, delivery and performance by the Investor of this Agreement and the transactions contemplated by this Agreement. The Investor is not relying on the Corporation, its affiliates or counsel in this regard.

3.9.	None of the funds that the Investor is using to purchase the Debenture are to the knowledge of the Investor, proceeds obtained or derived, directly or indirectly, as a result of illegal activities.

3.10.

No person has made any oral or written representations to the Investor: (i) that any person will resell or repurchase the Debenture or any of the Underlying Shares, as the case may be; or (ii) as to the future value or price of any of the Shares, as the case may be.

13

3.11.

The Investor is a sophisticated investor and has such knowledge of financial and business affairs as to be capable of evaluating the merits and risks of its investment and is able to bear the economic risk of loss of its investment.

3.12.	The Investor is not a non-resident of Canada for purposes of the Income Tax Act (Canada).

3.13.

The Investor is not a "U.S. Person" (as that term is defined in Regulation S promulgated under the U.S. Securities Act, which definition includes, but is not limited to, an individual resident in the United States) and is not acquiring, directly or indirectly, the Debenture for the account of or benefit of a U.S. Person in the United States.

3.14.	The Investor has not received, nor does it expect to receive any financial assistance from the Corporation, directly or indirectly, in respect of the Investor's purchase of the Debenture.

4.	ACKNOWLEDGEMENTS OF THE INVESTOR

The Investor hereby acknowledges and agrees that:

4.1.

The offer, sale and issuance of the Debenture is exempt from the prospectus and registration requirements of Applicable Securities Laws and, as a result: (i) the Investor will not receive information that would otherwise be required under Applicable Securities Laws or be contained in a prospectus prepared in accordance with Applicable Securities Laws, (ii) the Investor is restricted from using most of the protections, rights and remedies available under Applicable Securities Laws, including statutory rights of rescission or damages, and (iii) the Corporation is relieved from certain obligations that would otherwise apply under Applicable Securities Laws.

4.2.

No prospectus has been filed with any of the Regulatory Authorities and none of the Regulatory Authorities have made any finding or determination as to the merit for investment in, or made any recommendation or endorsement with respect to, the Debenture.

4.3.

The Debenture and Underlying Shares have not been and will not be registered under the U.S. Securities Act, or any state securities laws and the Debenture and Shares may not be offered or sold in the United States or to a U.S. person except in compliance with the requirements of an exemption from registration under the U.S. Securities Act and any applicable state securities laws.

4.4.	The Debenture is being offered for sale only on a "private placement" basis.

4.5.

The Debenture and any certificate representing the Underlying Shares (and any replacement certificate thereof issued prior to the expiration of the applicable hold periods) will bear the following legend in accordance with Applicable Securities Laws:

"UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE JUNE 2, 2012."

4.6.

The certificate representing the Underlying Shares (and any replacement certificate issued prior to the expiration of the applicable hold periods) will bear a legend substantially in the form of the following legend as required by the TSX:

"THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE LISTED ON THE TORONTO STOCK EXCHANGE ("TSX"); HOWEVER, PRIOR TO [INSERT DATE WHICH IS FOUR MONTHS FROM THE DATE OF ISSUANCE], THE SAID SECURITIES CANNOT BE TRADED THROUGH THE FACILITIES OF THE TSX SINCE THEY ARE NOT FREELY TRANSFERABLE, AND CONSEQUENTLY ANY CERTIFICATE REPRESENTING SUCH SECURITIES IS NOT 'GOOD DELIVERY' IN SETTLEMENT OF TRANSACTIONS ON THE TSX."

4.7.

The certificate representing the Underlying Shares (and any replacement certificate issued prior to the applicable hold periods) will also bear a legend substantially in the form of the following legend in accordance with the Corporation’s Shareholder Rights Plan Agreement dated March 28, 2011:

"UNTIL THE SEPARATION TIME (DEFINED IN THE RIGHTS AGREEMENT REFERRED TO BELOW), THIS CERTIFICATE ALSO EVIDENCES THE RIGHTS OF THE HOLDER DESCRIBED IN A SHAREHOLDER RIGHTS PLAN AGREEMENT DATED AS OF MARCH 28, 2011 AS THE SAME MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME (THE "RIGHTS AGREEMENT"), BETWEEN RICHMONT MINES INC. (THE "COMPANY") AND COMPUTERSHARE INVESTOR SERVICES INC., THE TERMS OF WHICH ARE INCORPORATED HEREIN BY REFERENCE AND A COPY OF WHICH IS ON FILE AT THE PRINCIPAL EXECUTIVE OFFICES OF THE COMPANY. UNDER CERTAIN CIRCUMSTANCES SET OUT IN THE RIGHTS AGREEMENT, THE RIGHTS MAY EXPIRE, MAY BECOME NULL AND VOID OR MAY BECOME EXERCISABLE AND SHALL THEREAFTER BE EVIDENCED BY SEPARATE CERTIFICATES AND NO LONGER EVIDENCED BY THIS CERTIFICATE. THE COMPANY WILL MAIL OR ARRANGE FOR THE MAILING OF A COPY OF THE RIGHTS AGREEMENT TO THE HOLDER OF THIS CERTIFICATE WITHOUT CHARGE AS SOON AS PRACTICABLE AFTER THE RECEIPT OF A WRITTEN REQUEST THEREFOR."

4.8.

The Debenture and the Underlying Shares may not be sold in Canada or to Canadian residents unless, if applicable, the sale is made pursuant to an available exemption from the prospectus and registration requirements under the securities legislation in the Canadian purchaser’s province or territory of residence or the required "hold" period under Canadian securities legislation has expired.

4.9.	The Private Placement is subject to regulatory consent from the TSX and NYSE Amex, and the listing of the Underlying Shares shall be subject to the approval of the TSX and NYSE Amex.

4.10.

The Corporation may complete additional financings in the future in order to develop the business of the Corporation and fund its ongoing development, and such future financings may have a dilutive effect on current securityholders of the Corporation, including the Investor.

4.11.	The Debenture is not transferable, in whole or in part, by the Investor.

5.	COVENANTS OF THE INVESTOR

5.1.

The Investor will comply with Applicable Securities Laws concerning the subscription, purchase, holding and resale restrictions of the Debenture and the Underlying Shares and will consult with its legal advisers with respect to complying with resale restrictions under Applicable Securities Laws with respect to the Debenture and the Underlying Shares.

5.2.

The Investor will execute, deliver, file and otherwise assist the Corporation in filing any reports, undertakings and other documents required under Applicable Securities Laws in connection with the offer, sale and issuance of the Debenture.

6.	COVENANTS OF THE CORPORATION

6.1.

The Corporation shall use its commercially reasonable efforts to remain a reporting issuer under Applicable Securities Laws in British Columbia, Alberta, Ontario and Québec, and not in default of any requirement of such Applicable Securities Laws for a period of at least 24 months after the date hereof, subject to the right of the Corporation and its subsidiaries to enter into any transaction involving a change of control, sale, merger, acquisition, business combination, amalgamation, reorganization, plan of arrangement or any similar transaction.

6.2.

As soon as reasonably possible after the date hereof, the Corporation shall execute and file with the Securities Regulators all forms, notices and certificates required to be filed pursuant to the Applicable Securities Laws in the time required by the Applicable Securities Laws.

6.3.

The Corporation shall, upon execution of this Agreement, apply to the NYSE AMEX for approval with respect to the issuance of the Debenture and the Underlying Shares by the Corporation and the subscription and purchase of the Debenture and the Underlying Shares as principal for its own account by the Investor.

7.	INDEMNIFICATION

7.1.	The Corporation agrees that the representations, warranties and covenants of the Corporation herein will be true and correct as of the Closing Date and will survive for a period of twenty-four (24) months following such Closing Date, except (i) in case of fraud, in which case no time limit shall be applicable, and (ii) with respect to the representations and warranties set out in Sections 2.1.1, 2.1.3, 2.1.6, 2.1.14 and 2.1.15 will continue to have full force and effect without any limitation of time. The Corporation agrees to indemnify and save harmless the Investor from and against any and all loss, liability, claim or damage arising out of or based upon any representation or warranty of the Corporation contained herein not being true and accurate in any material respect or any breach or failure by the Corporation to comply in any material respect with any covenant or agreement made by the Corporation herein.

7.2.	The Investor agrees that the representations, warranties and covenants of the Investor herein will be true and correct as of the Closing Date and will survive such Closing Date without any limitation of time. The Investor agrees to indemnify and save harmless the Corporation from and against any and all loss, liability, claim or damage arising out of or based upon any representation or warranty of the Investor contained herein not being true and accurate in any material respect or any breach or failure by the Investor to comply in any material respect with any covenant or agreement made by the Investor herein or in any document furnished by the Investor to the Corporation in connection herewith.

8.	NOTICE

Any notice or other communication which must be given in accordance herewith shall be in writing and sent by facsimile or by messenger to the addresses set out hereunder or to the address or fax number set out in a written notice from one party to the other:

Jennifer Buchan

Richmont Mines Inc.
161, Avenue Principale
Rouyn-Noranda, Québec J9X 4P6

To the attention of the President

Facsimile: (819) 797-0166

Any notice given as aforesaid shall be presumed to have been received on the date of its receipt by the addressee.

9.	CONFIDENTIALITY

The Investor agrees that as long as such information is not part of the public domain or required to be disclosed in accordance with applicable law or court order or by order of a regulatory body, it will not disclose, publish or reveal in any manner whatsoever and to whomever, any information contained herein.

10.	INTERPRETATION

10.1.	The recitals and the schedules form an integral part of this agreement.

10.2.	No modification or amendments to this agreement shall be valid and binding unless set forth in writing and duly executed by all parties hereto and no waiver of any breach of any term or provision of this agreement shall be effective or binding unless made in writing and signed by the party purporting to give same and, unless otherwise provided, shall be limited to the specific breach waived.

10.3.	Any decision of a court to the effect that any of the provisions of this agreement are null and unenforceable shall in no way affect the other provisions of this agreement or their validity or enforceability.

10.4.	As the context requires, words importing the singular number include the plural, words importing the masculine gender include the feminine gender, and vice versa.

10.5.	The division of this Agreement into Sections and Subsections and the insertion of headings are for convenient reference only and are not to affect its interpretation.

10.6.	This Agreement becomes effective when executed by all parties to it. After that time, it will be binding upon and enure to the benefit of the parties and their respective successors, heirs, executors, administrators and legal representatives. This Agreement is not transferable or assignable by any party to it.

10.7.	This Agreement and the certificate representing the Debenture dated the date hereof and the other documents delivered in connection herewith or therewith constitute the full and entire understanding and agreement between the parties with respect to the transactions contemplated herein and no party shall be liable or bound to any other in any manner by any representations, warranties, covenants and agreements except as specifically set forth herein and therein. For greater certainty, upon execution of this Agreement, this Agreement shall supersede and replace the term sheet between the parties in its entirety.

10.8.	This Agreement including the Schedules may be executed in any number of counterparts (including counterparts by Facsimile or email in Portable Document Format ("PDF") and all such counterparts taken together will be deemed to constitute one and the same document.

10.9.	The present agreement shall be interpreted and governed by the laws in force in the Province of Québec and the federal laws of Canada applicable therein. The parties hereby irrevocably accept the jurisdiction of the courts of Québec.

10.10.	This Agreement is written in English at the express request of the Parties. Ce contrat est rédigé en anglais à la demande expresse des parties.

[Signature page follows]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement at the place and on the date referred to above.

(signed) Jennifer Buchan
Jennifer Buchan

RICHMONT MINES INC.

Per:	(signed) Martin Rivard	Per:	(signed) Nicole Veilleux
	Martin Rivard		Nicole Veilleux
	President and Chief Executive		Financial Director
Officer

UNLESS PERMITTED UNDER CANADIAN SECURITIES LEGISLATION, THE HOLDER OF THIS DEBENTURE MUST NOT TRADE THE DEBENTURE, OR ANY SECURITIES ISSUABLE ON THE CONVERSION OF THIS DEBENTURE, BEFORE THE DATE THAT IS FOUR MONTHS AND A DAY AFTER THE DATE HEREOF.

THE COMMON SHARES UNDERLYING THIS DEBENTURE ARE LISTED ON THE TORONTO STOCK EXCHANGE (THE “TSX”); HOWEVER, PRIOR TO JUNE 2, 2012, THE SAID COMMON SHARES CANNOT BE TRADED THROUGH THE FACILITIES OF THE TSX SINCE THEY ARE NOT FREELY TRANSFERABLE, AND CONSEQUENTLY ANY CERTIFICATE REPRESENTING SUCH SECURITIES IS NOT 'GOOD DELIVERY' IN SETTLEMENT OF TRANSACTIONS ON THE TSX.

THIS DEBENTURE IS NON-TRANSFERABLE. DO NOT DESTROY THIS CERTIFICATE.

RICHMONT MINES INC.

7.6% FIVE-YEAR CONVERTIBLE UNSECURED SUBORDINATED DEBENTURE

CAD $1,000,000	February 1, 2012

FOR VALUE RECEIVED Richmont Mines Inc. (the "Corporation") having its head office at 161, Avenue Principale, Rouyn-Noranda, Québec, J9X 4P6, hereby acknowledges itself indebted to and promises to pay to Jennifer Buchan (the "Lender") the sum of CAD $1,000,000 plus all accrued interest in lawful money of Canada at the address of the Lender at or such other place in Canada as the Lender may designate. Subject to the terms of this Debenture, the unpaid principal amount of this Debenture together with all unpaid, accrued interest shall be repaid in full on February 1, 2017 (the "Maturity Date"), or such earlier date as the principal amount of the Debenture may become due and payable in accordance with the provisions of this Debenture.

ARTICLE 1
INTERPRETATION

Section 1.1	Defined Terms.

As used herein the following expressions shall have the following meanings:

"Business Day" means any day, other than Saturday, Sunday or a statutory holiday on which chartered banks in Montreal, Québec or Toronto, Ontario are not generally open for the transaction of business.

"Change of Control" means the occurrence of any of the following after the date hereof: (i) the acquisition by any Person or group of Persons acting jointly or in concert of more than fifty percent (50%) of the issued and outstanding Common Shares of the Corporation on a fully diluted basis (for the purposes hereof, "acting jointly or in concert" shall have the meaning ascribed thereto in Regulation 62-104 Respecting Take-Over Bids and Issuer Bids of the Canadian Securities Administrators; (ii) a consolidation, amalgamation, arrangement, take-over, reverse take-over or merger of the Corporation with or into any other corporation or other entity where the shareholders of the Corporation immediately prior to such transaction will not beneficially own, immediately after such transaction, shares entitling such shareholders to more than fifty percent (50%) of all votes to which all shareholders of the surviving corporation would be entitled in the election of directors; (iii) the sale or disposition of all or substantially all of the assets of the Corporation; or (iv) any decision of the Corporation to wind-up, liquidate or dissolve.

"Common Shares" means common shares in the capital of the Corporation.

"Conversion Date" has the meaning ascribed to such term in Section 3.2.

"Conversion Price" has the meaning ascribed to such term in Section 3.1(a).

"Corporation" has the meaning ascribed to such term on the cover page of this Debenture.

"Event of Default" has the meaning ascribed to such term in Section 7.1.

"Governmental Entity" means any: (i) multinational, federal, provincial, state, municipal, local or other governmental or public department, central bank, court, commission, board, bureau, regulatory agency or instrumentality, domestic or foreign; (ii) any subdivision or authority of any of the foregoing; or (iii) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the above.

"Interest Payment Date" has the meaning ascribed to such term in Section 2.1.

"Lender" has the meaning ascribed to such term on the cover page of this Debenture.

"Maturity Date" has the meaning ascribed to such term on the cover page of this Debenture.

"Person" means an individual, partnership, corporation, trust, unincorporated association, joint venture, governmental agency or other entity.

"Put Notice" has the meaning ascribed to such term in Section 4.11.

"Redemption Amount" has the meaning ascribed to such term in Section 4.8.

"Redemption Notice" has the meaning ascribed to such term in Section 4.8.

"Redemption Date" has the meaning specified in the Redemption Notice set forth in Appendix II attached hereto.

"Senior Indebtedness" means the principal of and premium, if any, and interest on and other amounts owing: in respect of all indebtedness of the Corporation (whether outstanding as at the date hereof or thereafter incurred), other than indebtedness evidenced by this Debenture and all other existing and future debentures or other instruments of the Corporation which, by the terms of the instrument creating or evidencing the indebtedness, is expressed to be pari passu with, or subordinate in right of payment to, this Debenture or other indebtedness ranking pari passu with this Debenture; and "Senior Indebtedness" shall in all events, include all of the obligations of each borrower, issuer, and/or guarantor under the Senior Indebtedness documentation;

"Subscription Agreement" means the private placement subscription agreement dated February 1, 2012 between the Corporation and the Lender.

"TSX" means the Toronto Stock Exchange.

Section 1.2	Interpretation.

(a)

"This Debenture", "hereto", "hereby", "hereunder", "herein", and similar expressions refer to the whole of this Debenture and not to any particular Article, Section, paragraph, clause, subdivision or other portion hereof.

(b)	Words importing the singular number only include the plural and vice versa and words importing gender shall include all genders.

(c)	The division of this Debenture into Articles and Sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Debenture.

(d)	Time is of the essence hereof.

(e)	Where the word "including" or "includes" is used in this Debenture, it means "including (or includes) without limitation".

Section 1.3	Day Not a Business Day.

In the event that any day on or before which any action is required to be taken hereunder is not a Business Day, then, except as otherwise provided herein, such action shall be required to be taken on the next following day that is a Business Day.

Section 1.4	Currency.

All references to currency herein shall be to lawful money of Canada unless otherwise expressly specified.

Section 1.5	Governing Law.

This Debenture shall be governed by and interpreted and enforced in accordance with the laws of the Province of Québec and the federal laws of Canada applicable therein.

Section 1.6	Non-Transfer of Debenture.

This Debenture shall not be transferable by the Lender, in whole or in part except with the prior written consent of the Corporation.

ARTICLE 2
INTEREST

Section 2.1	Interest.

The principal hereof outstanding from time to time shall bear interest both before and after maturity, default and judgment from the date hereof to the date of repayment in full at 7.6% per annum, calculated, compounded and payable monthly, on the first day of each month following the issuance of this Debenture (each an "Interest Payment Date"), commencing on March 1, 2012 and ending on the Maturity Date.

ARTICLE 3
CONVERSION OF DEBENTURE

Section 3.1	Conversion of Debenture into Common Shares.

(a)

Upon and subject to the provisions and conditions of this Article 3, the Lender shall have the right, at its option, at any time from the date hereof up until the Maturity Date, to convert all but not less than all of the principal amount owing under this Debenture, into fully paid and non-assessable Common Shares at a price of CAD$12.17 per Common Share (the "Conversion Price"). Notwithstanding anything to the contrary contained herein, upon the conversion of this Debenture, all accrued and unpaid interest owing thereon shall be payable in cash.

(b)	Fractional interests in Common Shares shall be adjusted for in the manner provided for herein.

Section 3.2	Manner of Exercise of Right to Convert to Common Shares.

The Lender may exercise its rights to convert, in accordance with the provisions of this Article 3, by sending to the Corporation a notice substantially in the form provided in Appendix I attached hereto. The effective date of delivery of such notice, as determined by Section 9.2, shall be the date of conversion (the "Conversion Date") for the purposes of this Section. Thereupon, the Lender shall be entitled to be entered in the books of the Corporation as at the Conversion Date as the holder of the number of Common Shares into which the principal amount of this Debenture pursuant to this Section is convertible in accordance with the provisions of this Article 3 and, within five (5) Business Days of receiving such notice, the Corporation shall deliver to the Lender a certificate or certificates for such Common Shares.

Section 3.3	Adjustments.

(a)

If and whenever the Corporation shall (i) subdivide or redivide the outstanding Common Shares into a greater number of Common Shares; (ii) reduce, combine or consolidate the outstanding Common Shares into a smaller number of Common Shares; (iii) issue any Common Shares to the holders of all or substantially all of the outstanding Common Shares by way of a stock dividend, the number of Common Shares which may be acquired pursuant to Section 3.1(a) on the effective date of such subdivision, redivision, reduction, combination or consolidation or on the record date for such issue of Common Shares by way of a stock dividend, as the case may be, shall be increased, in the case of the events referred to in (i) and (iii) above, in the proportion which the number of Common Shares outstanding before such subdivision, redivision or dividend bears to the number of Common Shares outstanding after such subdivision, redivision or dividend, or shall be decreased, in the case of the events referred to in (ii) above, in the proportion which the number of Common Shares outstanding before such reduction, combination, or consolidation bears to the number of Common Shares outstanding after such reduction, combination or consolidation. Any such issue of Common Shares by way of a stock dividend shall be deemed to have been made on the record date fixed for such stock dividend for the purpose of calculating the number of outstanding Common Shares under this Section 3.3(a) or Section 3.3(b).

(b)

In the case of any reclassification of, or other change in, the outstanding Common Shares through mergers, acquisitions, business combination, amalgamations, reorganizations, plan of arrangements and other than a subdivision, redivision, reduction, combination consolidation, or issuance by way of stock dividend, the Lender shall be entitled to receive upon conversion pursuant to Section 3.1(a), and shall accept in lieu of the number of Common Shares to which it was theretofore entitled upon such conversion, the kind and amount of shares and other securities or property which such Lender would have been entitled to receive as a result of such reclassification if, on the effective date thereof, it had been the registered holder of the number of Common Shares to which it was theretofore entitled upon conversion. If necessary, appropriate adjustments shall be made in the application of the provisions set forth in this Article 3 with respect to the rights and interests thereafter of the Lender to the end that the provisions set forth in this Article 3 shall thereafter correspondingly be made applicable as nearly as may be possible in relation to any shares or other securities or property thereafter deliverable upon the conversion of this Debenture.

(c)

If and whenever the Corporation shall issue or distribute to all or substantially all the holders of Common Shares (i) shares of the Corporation of any class other than Common Shares; (ii) rights, options or warrants; (iii) evidences of indebtedness; or (iv) any other assets and if such issuance or distribution does not result in an adjustment as provided for in Section 3.3(a) or Section 3.3(b), the Conversion Price at which the Lender shall have the right to convert the principal amount of this Debenture into Common Shares pursuant to Section 3.1(a) shall be adjusted effective immediately after the record date at which the holders of Common Shares are determined for purposes of any distribution as aforesaid in such manner as the directors of the Corporation, acting reasonably, determine to be appropriate on a basis consistent with this Section 3.3, subject to the prior approval of the TSX.

(d)

If, at any time, the Lender exercises its conversion rights after the record date and before the occurrence of an event, for which this Section 3.3 requires that an adjustment shall become effective immediately after the record date for such event, the Corporation may defer issuing to the Lender the additional Common Shares issuable upon such conversion, by reason of the adjustment required by such event, until the occurrence of such event. In the event of such an adjustment, the Corporation shall deliver to the Lender an appropriate instrument evidencing the Lender's right to receive such additional Common Shares upon the occurrence of the event requiring such adjustment and the right to receive any distributions made on such additional Common Shares declared in favour of Common Shareholders on and after the Conversion Date or such later date as such holder would, but for the provisions of this Section 3.3, have become the holder of record of such additional Common Shares.

(e)

If any question arises with respect to the adjustments provided for in this Section 3.3, such question shall be conclusively determined, subject to the prior approval of the TSX, by a firm of chartered accountants appointed by the Corporation, acting reasonably. Such chartered accountants shall have for such purposes access to all necessary records of the Corporation and such determination shall be binding upon the Corporation and the Lender.

(f)

Notwithstanding anything to the contrary contained in this Article 3, no adjustment shall be made in the conversion rights attached to the Debenture if the issue of Common Shares is being made pursuant to this Debenture, pursuant to any stock option, stock option plan or stock purchase plan in force from time to time for officers or employees of the Corporation, or pursuant to any stock option granted by the Corporation prior to the date of this Debenture.

(g)	The form of this Debenture need not be changed because of any adjustment in the Conversion Price or in the number of Common Shares issuable upon its conversion.

(h)	Adjustments to the Conversion Price or the number of Common Shares convertible into pursuant to this Debenture may be subject to the prior approval of the TSX.

Section 3.4	No Requirement to Issue Fractional Shares.

The Corporation shall not be required to issue fractional Common Shares upon the conversion of this Debenture. If any fractional interest in a Common Share would, except for the provisions of this Article 3, be deliverable upon the conversion of the principal amount of this Debenture, the Corporation shall, in lieu of delivering any certificate representing such fractional interest, satisfy such fractional interest by paying to the Lender an amount in cash equal to such fraction multiplied by the Conversion Price (as may be adjusted pursuant to Section 3.3).

Section 3.5	Certificate as to Adjustment.

The Corporation shall from time to time immediately after the occurrence of any event which requires an adjustment or re-adjustment as provided in Section 3.3, deliver a notice to the Lender specifying the nature of the event requiring the same and the amount of the adjustment necessitated thereby and setting forth in reasonable detail the method of calculation and the facts upon which such calculation is based, which notice and the amount of the adjustment specified therein shall be verified by an opinion of a firm of chartered accountants appointed by the Corporation, acting reasonably, and, when approved by the Corporation, shall be conclusive and binding on all parties.

Section 3.6	Notice of Special Matters.

The Corporation shall give notice to the Lender, in the manner provided in Article 9, of its intention to fix a record date for any event mentioned in Section 3.3 which may give rise to an adjustment in the number of Common Shares which may be acquired pursuant to Section 3.1, and, in each case, such notice shall specify the particulars of such event and the record date and the effective date for such event; provided that the Corporation shall only be required to specify in such notice such particulars of such event as shall have been fixed and determined on the date on which such notice is given. Such notice shall be given not less than 14 days prior to such applicable record date.

Section 3.7	Rights of the Lender.

The Lender shall have no rights whatsoever as a shareholder with respect to any of the Common Shares issuable to it upon the conversion of this Debenture (including any right to receive dividends or other distributions therefrom or thereon or to vote at a general meeting of the shareholders of the Corporation) unless and until it exercises the right of conversion contemplated in this Article 3 and, in such event, the right of the Lender in respect of the Common Shares issued to it upon the conversion of this Debenture shall only accrue as and from the date of the conversion as set forth in Section 3.2.

ARTICLE 4
REPAYMENT AND REDEMPTION

Section 4.1	Repayment of the Principal Amount.

Subject to the provisions of this Debenture, the principal amount outstanding under this Debenture, together with all accrued and unpaid interest thereon shall be repaid to the Lender in full on the Maturity Date.

Section 4.2	Optional Redemption by Corporation.

At any time after the earlier of (1) the occurrence of a Change of Control, and (2) February 1, 2014, the Corporation shall have the right, at its option, to redeem the entire principal amount outstanding under the Debenture, together with all accrued and unpaid interest thereon by providing not less than twenty-one (21) days prior written notice to the Lender as provided for in Section 4.8 hereof.

Section 4.3	Restriction on Early Redemption

The Corporation shall be restricted from repaying or redeeming the principal amount outstanding hereunder except as explicitly permitted hereunder, as required hereunder, or with the written consent of the Lender.

Section 4.4	Method of Payment.

All payments hereunder to the Lender shall be made in Canadian dollars on the date when due by certified cheque or wire transfer of immediately available funds directly to the account(s) as may be specified to the Corporation, from time to time, by written notice from the Lender.

Section 4.5	Payments by the Corporation.

Any payment by the Corporation on account of any amount due and payable by it hereunder, whether on account of principal, fees, costs and expenses or otherwise, shall be made by the Corporation to the Lender and no such payment by the Corporation shall be effective until such time as it is so received by the Lender. All payments to be made by the Corporation to the Lender shall be in immediately available funds and received by the Lender no later than 5:00 p.m. (Montreal time) on the date of payment in order to obtain same day credit. Any such payment so received after such time on such date shall be deemed to have been paid on, and shall be credited on the next following Business Day.

Section 4.6	Net Payments.

All payments made by the Corporation hereunder shall be made without setoff, counterclaim or other defence, except as may be required by applicable law.

Section 4.7	Places of Payment.

The Redemption Amount will be payable upon presentation and surrender of the Debenture called for redemption to the Corporation.

Section 4.8	Notice of Redemption.

Notice of redemption of the Debenture pursuant to Section 4.2 (the "Redemption Notice") shall be given by the Corporation to the Lender substantially in the form set forth in Appendix II hereof. The Redemption Notice shall specify the aggregate principal amount of Debenture called for redemption (the "Redemption Amount"), the Redemption Date, the manner of payment and any right of the Lender to convert such Debenture as provided in Article 3 and shall state that interest upon the principal amount of Debenture called for redemption shall cease to be payable from and after the Redemption Date.

Section 4.9	Debenture Due on Redemption Date.

Upon the Redemption Notice being given in accordance with Section 4.8, the Redemption Amount shall be and become due and payable on the Redemption Date specified in such Redemption Notice and with the same effect as if it were the Maturity Date of such Debenture, the provisions hereof or of any such Debenture notwithstanding (subject, however, to the right of the Lender to convert this Debenture in accordance with Article 3), and, from and after such Redemption Date, interest shall cease, unless payment of the Redemption Amount shall not be made on presentation for surrender of such Debenture as specified in Section 4.7 on or after the Redemption Date.

Section 4.10	Payment of Redemption Amount in Cash or Common Shares.

Upon the Debenture being called for redemption as provided for in Section 4.8, the Corporation shall pay to the Lender, upon surrender of the Debenture as specified in the Redemption Notice, the Redemption Amount thereof. The Lender may elect payment in cash or payment in Common Shares.

Section 4.11	Redemption at Lender's Option.

At any time after the earlier of (1) the occurrence of a Change of Control, and (2) August 1, 2013, the Lender shall have the right, at its option, to require the Corporation redeem the entire principal amount outstanding under this Debenture at a redemption price equal to the outstanding principal amount of this Debenture plus any accrued and unpaid interest thereon to but excluding the date fixed for redemption. To exercise such right, the Lender must provide a notice in writing (the "Put Notice") to the Corporation that it requires the Corporation redeem this Debenture in full at least twenty-one (21) days prior to the date fixed for redemption. Any payment due by the Corporation to the Lender hereunder shall be, upon presentation and surrender of the Debenture to the Corporation, made by certified cheque or wire transfer of immediately available funds directly to the account(s) as may be specified by the Lender to the Corporation in the Put Notice.

ARTICLE 5
SUBORDINATION TO SENIOR INDEBTEDNESS OF THE CORPORATION

Section 5.1	Agreement to Subordinate.

The Corporation agrees, and the Lender by accepting this Debenture agrees, that the indebtedness, liabilities and obligations evidenced by this Debenture (including the principal amount and any accrued interest thereon) is subordinate in right of payment, to the extent and in the manner provided in this Article 5, to the prior payment in full of all existing and future Senior Indebtedness of the Corporation.

Section 5.2	Order of Payment.

Upon any distribution of the assets of the Corporation upon any dissolution, winding up, total liquidation or reorganization of the Corporation (whether in bankruptcy, insolvency or receivership proceedings, or upon an "assignment for the benefit of creditors" or any other marshalling of the assets and liabilities of the Corporation, or otherwise):

(a)

all Senior Indebtedness shall first be paid indefeasibly in full, or provision made for such payment, before any payment is made on account of the principal of or interest on the indebtedness evidenced by this Debenture;

(b)

any payment or distribution of assets of the Corporation, whether in cash, property or securities, to which the Lender would be entitled, except for the provisions of this Article 5, shall be paid or delivered by the trustee in bankruptcy, receiver, assignee for the benefit of creditors, or other liquidating agent making such payment or distribution, directly to the holders of such Senior Indebtedness or their representative or representatives, or to the trustee or trustees under any indenture pursuant to which any instruments evidencing any of such Senior Indebtedness may have been issued, to the extent necessary to pay all Senior Indebtedness in full after giving effect to any concurrent payment or distribution, or provision therefor, to the holders of such Senior Indebtedness; and

(c)

the holders of Senior Indebtedness or a receiver or a receiver-manager of the Corporation or of all or part of its assets or any other enforcement agent may sell, mortgage, or otherwise dispose of the Corporation assets in whole or in part, free and clear of all indebtedness, liabilities and obligations of the Corporation under this Debenture and without the approval of the Lender.

Section 5.3	No Payments if Default under Senior Indebtedness.

Upon the maturity of any Senior Indebtedness by lapse of time, acceleration or otherwise, or any enforcement of any Senior Indebtedness, all principal of and interest on all such matured Senior Indebtedness shall first be paid in full, or shall first have been duly provided for, before any payment is made on account of principal of or interest on this Debenture.

In case of default with respect to any Senior Indebtedness permitting the Lender to accelerate the maturity thereof, unless and until such default shall have been cured or waived or shall have ceased to exist, no payment (by purchase of this Debenture or otherwise) shall be made by the Corporation with respect to the principal of or interest on this Debenture and the Lender shall not be entitled to demand, accelerate, institute proceedings for the collection of, or receive any payment or benefit (including without limitation by set-off, combination of accounts or otherwise in any manner whatsoever) on account of this Debenture after the happening of such a default, and unless and until such default shall have been cured or waived or shall have ceased to exist, such payments shall be held in trust for the benefit of, and, if and when such Senior Indebtedness shall have become due and payable, shall be paid over to, the holders of the Senior Indebtedness or their representative or representatives or to the trustee or trustees under any indenture under which any instruments evidencing an amount of the Senior Indebtedness remaining unpaid until all such Senior Indebtedness shall have been paid in full, after giving effect to any concurrent payment or distribution to the holders of such Senior Indebtedness; provided, however, that the foregoing shall in no way prohibit, restrict or prevent the Lender from taking such actions as may be necessary to preserve claims of the Lender under this Debenture in any bankruptcy, reorganization or insolvency proceeding (including, without limitation, the filing of proofs of claim in any such bankruptcy, reorganization or insolvency proceedings by or against the Corporation or its subsidiaries and exercising its rights to vote as an unsecured creditor under any such bankruptcy, reorganization or insolvency proceedings commenced by or against the Corporation or its subsidiaries).

The fact that any payment hereunder is prohibited by this Section 5.3 shall not prevent (i) the failure to make such payment from being an Event of Default hereunder and (ii) the conversion of the Debentures pursuant to Article 3.

Section 5.4	Cooperation.

The Lender hereby agrees to execute (by manual or facsimile signature) and deliver all such documents, contracts, letters, agreements, instruments, receipts or other writings that may be required to carry out, comply with and effectuate the purposes of this Article 5.

Section 5.5	Additional Indebtedness.

This Debenture does not restrict the Corporation from incurring additional indebtedness for borrowed money or otherwise or mortgaging, pledging or charging its real (immoveable) or personal (moveable) property or properties to secure any indebtedness or other financing.

ARTICLE 6
COVENANTS

Section 6.1	Positive Covenants.

The Corporation hereby covenants and agrees with the Lender that so long as this Debenture remains outstanding as follows:

(a)	Use of Proceeds. The Corporation and its subsidiaries shall use the aggregate principal amount for general working capital purposes, in accordance with its business plan;

(b)

Payment of Principal and Interest. The Corporation shall punctually pay or cause to be paid to the Lender the principal of and interest on this Debenture as and when the same become due and payable hereunder;

(c)

Corporate Existence. The Corporation and its material subsidiaries will preserve and maintain their corporate existence, subject to the right of the Corporation and its subsidiaries to enter into any transaction involving a change of control, sale, merger, acquisition, business combination, amalgamation, reorganization, plan of arrangement or any similar transaction;

(d)

Carry on Business. The Corporation and its material subsidiaries will, in all material respects, carry on and conduct the business of mining so as to reasonably preserve and protect the business and income therefrom;

(e)

Reservation of Shares. The Corporation shall, so long as this Debenture remains outstanding, reserve and there shall remain unissued out of its authorized capital, a sufficient number of Common Shares to satisfy the right of conversion herein provided for and when issued and delivered as directed, such Common Shares shall be issued as fully paid and non-assessable Common Shares that are non-encumbered, approved for listing on the TSX and NYSE AMEX and freely tradable subject to applicable securities law restrictions for "control persons";

(f)	Compliance with Laws. The Corporation and its material subsidiaries will comply in all material respects with the requirements of all applicable laws, judgments, orders, decisions and awards;

(g)	Expenses. All reasonable legal and accounting expenses and other related costs incurred by the Lender in connection with the enforcement of in this Debenture shall be paid by the Corporation;

(h)

Maintain Insurance. The Corporation and its material subsidiaries will use commercially reasonable efforts to maintain adequate insurance coverage with respect to the operation of their business and with respect to director liability;

(i)	Notification of Default. The Corporation shall notify the Lender in writing immediately upon becoming aware of an Event of Default hereunder; and

(j)	Other Information. The Corporation will send to the Lender copies of all financial statements and other material furnished to the holders of Common Shares.

Section 6.2	Negative Covenants

So long as any amount owing under the Debenture remains unpaid, none of the Corporation not its material subsidiaries shall, without the prior written consent of the Lender:

(a)	Change in Nature of Business. Make any material change in the nature of its business as carried on by it at the date hereof;

(b)

Winding-Up etc. Commence proceedings for the winding-up, dissolution or liquidation of the Corporation, subject to the right of the Corporation and its subsidiaries to enter into any transaction involving a change of control, sale, merger, acquisition, business combination, amalgamation, reorganization, plan of arrangement or any similar transaction; and

(c)

Amendment to Articles and By-laws. Take any action to approve an amendment to the articles of incorporation of the Corporation or any of its subsidiaries or any action to adopt, amend or repeal any by-laws of the Corporation or any of its subsidiaries in a manner which could be reasonably considered to materially adversely affect or impair the rights and benefits of the Lender pursuant to this Debenture.

ARTICLE 7
EVENTS OF DEFAULT AND REMEDIES

Section 7.1	Events of Default.

The occurrence of any of the following events shall constitute an "Event of Default" under this Debenture:

(a)

if default occurs in payment when due of any principal, interest or other amounts payable under this Debenture and such default is not remedied within two (2) Business Days following delivery of written notice to the Corporation to this effect;

(b)

if default occurs in performance of any other covenant of the Corporation and its subsidiaries in favour of the Lender under this Debenture and, if such default is capable of being remedied, and still remains unremedied for a period of thirty (30) days following receipt by the Corporation from the Lender of a written notice specifying in reasonable detail the default in question;

(c)

if the Corporation and/or its material subsidiaries commits an act of bankruptcy or becomes insolvent within the meaning of any bankruptcy or insolvency legislation applicable to it or a petition, an arrangement, a proposal or a notice of intention in respect of the Corporation or its material subsidiaries is filed or a receiver, trustee, custodian or other similar official is appointed or an or an application is made for the appointment of a receiver or the Corporation and its material subsidiaries or a creditor of the Corporation and its material subsidiaries makes an application in respect of the Corporation and its material subsidiaries pursuant to the Companies' Creditors Arrangement Act or a winding up order is granted;

(d)

if any act, matter or thing is done toward, or any action or proceeding is launched or taken to terminate the corporate existence of the Corporation or any of its material subsidiaries, whether by winding-up, surrender of charter or otherwise, subject to the right of the Corporation and its subsidiaries to enter into any transaction involving a change of control, sale, merger, acquisition, business combination, amalgamation, reorganization, plan of arrangement or any similar transaction;

(e)	if the Corporation or any of its material subsidiaries ceases to carry on its business;

(f)

if any receiver, administrator or manager of the property, assets or undertaking of the Corporation and its material subsidiaries or a substantial part thereof is appointed pursuant to the terms of any trust deed, trust Debenture, debenture or similar instrument  or by or under any judgment or order of any court.

(g)	if the Corporation or any of its material subsidiaries fails to pay or perform its obligations generally as they become due or admits its inability to pay its debts generally;

(h)

if any of the representations and warranties agreed upon in the subscription agreement dated the date hereof among the Corporation and the Lender are untrue in any material respect and such inaccuracy continues for 30 days after the Corporation becomes aware of such inaccuracy; or

(i)	if any of the Corporation or its subsidiaries defaults on any Senior Indebtedness resulting in the holder of such Senior Indebtedness to be entitled to accelerate payment of same.

Section 7.2	Remedy.

Whenever an Event of Default has occurred and is continuing, then the Lender may declare the whole of the principal amount of this Debenture and all accrued unpaid interest thereon to be immediately due and payable without presentment, demand, protest or further notice of any kind, all of which are expressly waived by the Corporation.

ARTICLE 8
LEGEND

Section 8.1	Legend.

Any certificate representing Common Shares issued upon exercise of the Debenture prior to the date which is four months and one day after the date hereof will bear the following legend:

"THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE LISTED ON THE TORONTO STOCK EXCHANGE (“TSX”); HOWEVER, PRIOR TO JUNE 2, 2012, THE SAID SECURITIES CANNOT BE TRADED THROUGH THE FACILITIES OF THE TSX SINCE THEY ARE NOT FREELY TRANSFERABLE, AND CONSEQUENTLY ANY CERTIFICATE REPRESENTING SUCH SECURITIES IS NOT ‘GOOD DELIVERY’ IN SETTLEMENT OF TRANSACTIONS ON THE TSX.

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE JUNE 2, 2012."

ARTICLE 9
GENERAL

Section 9.1	Waiver.

No act or omission by the Lender in any manner whatsoever shall extend to or be taken to affect any provision hereof or any subsequent breach or default or the rights resulting therefrom save only express waiver in writing. A waiver of default shall not extend to, or be taken in any manner whatsoever to affect the rights of the Lender with respect to, any subsequent default, whether similar or not.

Section 9.2	Notices.

Any notice, direction or other communication to be given under this Debenture shall be in writing and given by delivering it or sending it by facsimile or other similar form of recorded communication addressed:

to the Lender at:

	Attention:	Jennifer Buchan
Fax:

With copy to (which shall not constitute notice) Cassels Brock Blackwell LLP	Attention:	Cameron Mingay
	Fax:	416-640-3163

to the Corporation at:	161, Avenue Principale
Rouyn-Noranda, Québec, J9X 4P6

	Attention:	President
	Fax:	(819) 797-0166

with a copy to:	Stikeman Elliott LLP
1155 René-Lévesque West, Floor 40
Montreal, Québec, H3B 3V2

	Attention:	Sidney Horn and Maxime Turcotte
	Fax:	(514) 397-3222

Any such communication shall be deemed to have been validly and effectively given (i) if personally delivered, on the date of such delivery if such date is a Business Day and such delivery was made prior to 5:00 p.m. (Montreal time) and otherwise on the next Business Day, or (ii) if transmitted by facsimile or similar means of recorded communication on the Business Day following the date of transmission. Any Party may change its address for service from time to time by notice given in accordance with the foregoing and any subsequent notice shall be sent to such Party at its changed address.

Section 9.3	Invalidity of any Provisions.

Any provision of this Debenture which is prohibited by the laws of any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition without invalidating the remaining terms and provisions hereof.

Section 9.4	Successors and Assigns, etc.

This Debenture may be assigned by the Lender with the consent of the Corporation. This Debenture and all its provisions shall enure to the benefit of the Lender, its successors and assigns and shall be binding upon the Corporation, its successors and assigns. The Lender is the person entitled to receive the money payable hereunder and to give a discharge hereof. Presentment, notice of dishonour, protest and notice of protest hereof are hereby waived.

Section 9.5	Enurement.

This Debenture and all its provisions shall enure to the benefit of the Lender and shall be binding upon the Corporation, its successors and assigns.

Section 9.6	Amendments.

This Debenture may only be amended by a written agreement signed by the Corporation and the Lender.

Section 9.7	Further Assurances.

Each of the parties shall promptly do such further acts and execute such documents as any other party may reasonably require from time to time for the purpose of giving effect to this Debenture and shall use all reasonable efforts and take all such steps as may be reasonably within its power to implement to their full extent, in good faith, the provisions of this Debenture.

Section 9.8	Language.

The parties hereto acknowledge that they have required that the present Debenture, as well as all documents, notices and legal proceedings executed, given or instituted pursuant hereto or relating directly or indirectly hereto, be drawn up in English. Les parties reconnaissent avoir exigé la rédaction en anglais de la présente débenture, ainsi que de tous documents, avis et procédures judiciaires exécutés, donnés ou intentés, directement ou indirectement, à la suite de ou relativement à la présente convention.

[Signature page follows]

IN WITNESS WHEREOF the Corporation has caused this Debenture to be signed by its duly authorized officer.

RICHMONT MINES INC.

By:	(signed) Martin Rivard
	Name:	Martin Rivard
	Title:	President and Chief Executive Officer

By:	(signed) Nicole Veilleux
	Name:	Nicole Veilleux
	Title:	Financial Director

APPENDIX I
FORM OF CONVERSION NOTICE

TO:	Richmont Mines Inc.
161, Rue Principal
Rouyn-Noranda, Québec, J9X 4P6
Attention: •

Note:	All capitalized terms used herein have the meaning ascribed thereto in the Debenture mentioned below, unless otherwise indicated.

Notice is hereby given pursuant to Section 3.2 of the Debenture dated as of February 1, 2012 (the "Debenture") of Richmont Mines Inc. (the "Corporation") that the undersigned registered holder of a 7.6% Five-Year Convertible Unsecured Subordinated Debenture due February 1, 2017 in the principal amount of $1 million irrevocably elects to convert the entire principal amount of such Debenture into Common Shares on the date of conversion specified below, in accordance with the terms of the Debenture and directs that the Common Shares issuable and deliverable upon such conversion be issued and delivered to the Person indicated below. (If Common Shares are to be issued in the name of a Person other than the Lender, all requisite transfer taxes must be tendered by the undersigned.)

Dated:
Jennifer Buchan

Date of conversion: • (which date shall not be earlier than the date of delivery or receipt by the Corporation of this notice and the Debenture and shall not be later than the close of business on the Business Day immediately preceding the Maturity Date, or the Redemption Date, as the case may be.

(Print name in which Common Shares are to be issued, delivered and registered)

Name:

(Address, City, Province and Postal Code)

Name of guarantor:

Authorized signature:

Note: If Common Shares are to be issued in the name of a Person other than the Lender, the signature must be guaranteed by an authorized officer of a Canadian chartered bank or of a major Canadian trust corporation or by a medallion signature guarantee from a member of a recognized medallion signature guarantee program.

(Signature of the Lender)

APPENDIX II
FORM OF REDEMPTION NOTICE

RICHMONT MINES INC.

7.6% FIVE YEAR CONVERTIBLE UNSECURED SUBORDINATED DEBENTURE DUE FEBRUARY 1, 2017

REDEMPTION NOTICE

To:	Jennifer Buchan, as holder of the 7.6% Convertible Unsecured Subordinated Debenture due February 1, 2017 (the "Debenture") of Richmont Mines Inc. (the "Corporation")

Note:	All capitalized terms used herein have the meaning ascribed thereto in the Debenture mentioned below, unless otherwise indicated.

Notice is hereby given pursuant to Section 4.8 of the Debenture dated as of February 1, 2012 (the "Debenture") of the Corporation, that the entire principal amount of Debenture outstanding will be redeemed as of • (the "Redemption Date"), upon payment of a redemption amount of CAD$•, being equal to the aggregate of (i) CAD$• and (ii) all accrued and unpaid interest thereon to but excluding the Redemption Date (collectively, the "Redemption Amount").

The Redemption Amount will be payable upon presentation and surrender of the Debenture to the Corporation.

The interest upon the principal amount of Debenture called for redemption shall cease to be payable from and after the Redemption Date, unless payment of the Redemption Amount shall not be made on presentation for surrender of such Debenture to the Corporation on or after the Redemption Date or prior to the setting aside of the Redemption Amount pursuant to the Debenture.

The Lender is reminded that it has the right to convert its Debenture pursuant to Article 3 of the Debenture prior to the close of business on the Business Day immediately preceding the Redemption Date by duly completing the Conversion Notice and delivering same to the Corporation in accordance with the provisions of the Debenture together with this Debenture.

No fractional Common Shares shall be delivered upon the exercise by the Corporation of the above-mentioned redemption right but, in lieu thereof, if such a fraction shall become owing, the Corporation shall pay the cash equivalent thereof determined on the basis of the Conversion Price per Common Share (as may be adjusted pursuant to Section 3.3).

DATED:

RICHMONT MINES INC.

By:
(Authorized Officer)
By:

(Authorized Officer)

	EXHIBIT 8.1

	List of Subsidiaries

Name	Country of Incorporation	Proportion of Ownership

Louvem Mines Inc.	Canada	100%
Camflo Mill Inc.	Canada	100%
Patricia Mining Corp.	Canada	100%

EXHIBIT 12.1

CERTIFICATION

I, Martin Rivard, certify that:

1.	I have reviewed this annual report on Form 20-F of Richmont Mines Inc. (the “Corporation”);

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Corporation as of, and for, the periods presented in this report;

4.

The Corporation’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Corporation and have:

(a)

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Corporation, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)

Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)

Evaluated the effectiveness of the Corporation’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)

Disclosed in this report any change in the Corporation’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the Corporation’s internal control over financial reporting; and

5.

The Corporation’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Corporation’s auditors and the audit committee of the Corporation’s board of directors (or persons performing the equivalent functions);

(a)

All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Corporation’s ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the Corporation’s internal control over financial reporting.

Date:	April 20, 2012

(/s/) Martin Rivard
Martin Rivard
President and Chief Executive Officer

CERTIFICATION

I, Nicole Veilleux, certify that:

1.	I have reviewed this annual report on Form 20-F of Richmont Mines Inc. (the “Corporation”);

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Corporation as of, and for, the periods presented in this report;

4.

The Corporation’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Corporation and have:

(a)

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Corporation, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)

Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)

Evaluated the effectiveness of the Corporation’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)

Disclosed in this report any change in the Corporation’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the Corporation’s internal control over financial reporting; and

5.

The Corporation’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Corporation’s auditors and the audit committee of the Corporation’s board of directors (or persons performing the equivalent functions);

(a)

All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Corporation’s ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the Corporation’s internal control over financial reporting.

Date:	April 20, 2012

(/s/) Nicole Veilleux
Nicole Veilleux
Financial Director

EXHIBIT 13.1

Certification of Periodic Financial Report

Pursuant to Section 906

of the

Sarbanes-Oxley Act of 2002,

18 U.S.C. Section 1350

In connection with the Annual Report of Richmont Mines Inc. (the “Corporation”) on Form 20-F for the period ending December 31, 2011 as filed with Securities and Exchange Commission on the date hereof (the “Report”), I, Martin Rivard, President and Chief Executive Officer of the Corporation hereby certify that the Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that the information contained in the Annual Report fairly presents, in all material respects, the financial condition and results of operations of the Corporation.

Date:	April 20, 2012
(/s/) Martin Rivard
Martin Rivard
President and Chief Executive Officer

A signed original of this written statement required by Section 906 or other document authenticating, acknowledging, or otherwise adopting the signature that appears in typed form within the electronic version of this written statement required by Section 906, has been provided to the Corporation and will be retained by the Corporation and furnished to the Securities and Exchange Commission or its staff upon request.

This Certification is being furnished pursuant to Rule 15(d) and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (15 U.S.C. §78r), or otherwise subject to the liability of that Section. This Certification shall not be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Exchange Act, except to the extent that the Corporation specifically incorporates it by reference.

Certification of Periodic Financial Report

Pursuant to Section 906

of the

Sarbanes-Oxley Act of 2002,

18 U.S.C. Section 1350

In connection with the Annual Report of Richmont Mines Inc. (the “Corporation”) on Form 20-F for the period ending December 31, 2011 as filed with Securities and Exchange Commission on the date hereof (the “Report”), I, Nicole Veilleux, Financial Director of the Corporation hereby certify that the Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that the information contained in the Annual Report fairly presents, in all material respects, the financial condition and results of operations of the Corporation.

Date:	April 20, 2012
(/s/) Nicole Veilleux
Nicole Veilleux
Financial Director

A signed original of this written statement required by Section 906 or other document authenticating, acknowledging, or otherwise adopting the signature that appears in typed form within the electronic version of this written statement required by Section 906, has been provided to the Corporation and will be retained by the Corporation and furnished to the Securities and Exchange Commission or its staff upon request.

This Certification is being furnished pursuant to Rule 15(d) and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (15 U.S.C. §78r), or otherwise subject to the liability of that Section. This Certification shall not be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Exchange Act, except to the extent that the Corporation specifically incorporates it by reference.

EXHIBIT 15.1

RICHMONT MINES INC.

AUDIT COMMITTEE CHARTER

The Audit Committee of Richmont Mines Inc. (the “Corporation”) is a standing committee of the Board of Directors whose primary function is to carry out a detailed and thorough review of audit matters, to be responsible for the oversight of the work of any accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit or review services for the Corporation (including resolution of disagreements between management and the auditor regarding financial reporting), to consider and approve related party transactions and to offer the Corporation’s auditors, shareholders and employees a direct link to the non-executive directors. This Committee will assist the Board in fulfilling its oversight responsibilities by reviewing the financial information which will be provided to the shareholders and others, the internal control structure, the audit process, and adherence to applicable laws and regulations. In carrying out its duties, the Committee will apply reasonable materiality standards to all matters under review.

The Audit Committee shall be comprised of three directors as determined by the Board, each of whom shall be unrelated directors, free from any relationship that, in the opinion of the Board, would interfere with the exercise of his or her independent judgement as a member of the Committee.

All members of the Audit Committee shall be financially literate and have a working familiarity with basic finance and accounting practices. At least one member of the Committee shall have accounting or related financial management expertise. The definition of “financially literate” is the ability to read and understand a balance sheet, an income statement and a cash flow statement. The definition of “accounting or related financial management expertise” is the ability to analyse and interpret a full set of financial statements, including the notes attached thereto, in accordance with generally accepted accounting principles.

The members of the Committee shall be elected by the Board at its first meeting following the annual shareholders’ meeting. Unless a Chairman is elected by the full Board, the members of the Committee shall designate a Chairman by a majority vote of the full Committee membership.

The Committee shall meet at least quarterly. No meeting shall be held unless a quorum of members is present. A majority of the members shall constitute quorum. The Committee may ask members of management or others to attend meetings and provide pertinent information as necessary. The meetings may be in person or by telephone.

The Committee shall have the power to conduct or authorize investigations into any matters within the Committee’s scope of responsibilities. The resources of the Corporation shall be available to the Committee to carry out its duties and, if need be, the Committee may (at the Corporation’s cost) take external professional advice and invite outsiders with relevant experience to attend if necessary.

1

Audit Committee Mandate

1.

The Committee shall recommend to the Board the engagement and retention of the external auditors, evaluate the auditors' performance and qualifications and be directly responsible for the oversight of their work. The Committee will also periodically consider the independence of the auditors, including an annual review of any non-audit services provided and related fees received. This evaluation and review should include the evaluation and review of the lead partner of the auditing firm including such partner’s regular rotation as required by law. In making its evaluations, the Audit Committee should take into account the opinions of management and especially the personnel responsible for its internal financial control, and shall present its conclusions to the Board.

2.

The Committee shall pre-approve all permissible non-audit services and all audit, review or other engagements, and advise the Board on compensation, fees and terms for such services provided by the auditors. The Committee shall establish policies and procedures as warranted for the pre-approval of services by the auditors and review such proposed services on a periodic basis. The Audit Committee shall also consider whether the auditor’s performance of permissible non-audit services is compatible with the auditor’s independence. The Audit Committee shall also review with the auditor any written statement from the auditor concerning any relationships between the auditor and the Corporation or any other relationships that may adversely affect the independence of the auditor.

3.

The Committee shall discuss with the auditors, in July of each year before the annual audit commences, the nature, scope and timing of the audit and ensure coordination if more than one audit firm is involved.

4.

The Committee shall inquire of management, the auditors, the Director, Finance and the Chief Executive Officer about significant risks or exposures to loss or liability facing the Corporation and inquire as to the steps management has taken to minimize such risks.

5.

The Committee shall consider, in consultation with the auditors and the Director, Finance the scope and budget of the annual audit to ensure completeness of coverage, reduction in redundant efforts, and the effective use of audit resources.

6.	With respect to the annual external audit of the Corporation, the Committee shall review with the Director, Finance, management and the auditors:

a)

the Corporation’s annual financial statements and accompanying notes and the auditors' report thereon, including the Corporation’s specific disclosures under related “Management Discussion and Analysis" in its report and on Form 20-F, and in all other comparable disclosures required under the Corporation’s public filings, related press releases, the adequacy of the Corporation’s internal controls including management’s evaluation of and report on the Corporation’s disclosure controls and procedures and internal controls, any significant recommendations the auditors and management may offer to improve disclosure controls and procedures and internal controls, major judgmental areas, and significant adjustments resulting from the audit;

b)	any significant reserves, accruals or estimates which may have a material impact on the financial statements, including mineral reserves;

c)

any difficulties or disputes with management encountered by the auditors during the course of the audit, including any restrictions on the scope of the auditors' work or access to required information and any instances of second opinions sought by management;

d)	management letters to the auditors;

2

e)	other matters related to the conduct of the audit, including the adequacy of the Corporation’s internal controls and any significant findings during the year and management’s responses thereto;

f)	review any material related party transactions; and

g)	review the performance of the Corporation’s internal accounting department and provide a direct line of communication between that department, the auditors and the Board of Directors.

7.

Following its review, the Committee shall provide a recommendation to the Board for the inclusion of the financial statements in the Corporation’s Annual Report, in Form 20-F, and in other related public filing documents that require approval of the Board of Directors including press releases.

8.	With respect to the unaudited quarterly reports of the Corporation, the Committee shall consider and review with management and the Director, Finance:

a)

the Corporation’s quarterly financial statements and accompanying notes, including the Corporation’s specific disclosures under related “Management Discussion and Analysis" in its report and in all other comparable disclosures required under the Corporation’s public filings, related press releases, the adequacy of the Corporation’s internal controls including management’s evaluation of and report on the Corporation’s disclosure controls and procedures and internal controls, any significant recommendations management may offer to improve disclosure controls and procedures and internal controls, and major judgmental areas;

b)	any significant reserves, accruals or estimates which may have a material impact on the financial statements, including mineral reserves; and

c)	review any material related party transactions.

Following its review, the Committee shall provide a recommendation to the Board for the inclusion of the unaudited quarterly statements in the quarterly reports and in other related public filing documents that require approval of the Board of Directors including press releases.

9.

The Committee shall consider with management and the auditors the possible impact of any pending changes in accounting standards or Regulations or any significant changes in the Corporation’s accounting policies.

10.

The Committee shall meet as needed with the Corporation’s legal advisor to review legal and regulatory matters, including any material pending legal proceedings involving the Corporation and any reports received from regulators that may have a material impact on the Corporation’s financial statements, environmental compliance and financial liabilities or reserves.

11.

The Committee shall meet periodically with the auditors in separate executive sessions, without any member of senior management present, to discuss any matters that they or the Committee believe should be discussed privately with the Committee.

12.

The Committee shall report its actions to the Board of Directors with such recommendations as the Committee may deem appropriate. Minutes will be taken for each Committee meeting which will be approved at its next meeting.

13.

The Committee shall review with the Director, Finance, legal advisors, and the auditors, as appropriate, the results of their review of the Corporation’s Code of Ethics for Financial Reporting Individuals and other internal policies having application.

3

14.	The Committee shall, if appropriate, review any letter to be included in the Annual Report that describes the Committee's composition and responsibilities and how such were discharged.

15.	The Committee shall consult as required with the Corporation's Compensation Committee with respect to compensation of the Chairman and senior executives.

16.	Other responsibilities of the Committee shall include:

a)	Reviewing and approving the Corporation’s hiring policy regarding employees and former employees of the present and former external auditor of the Corporation;

b)	reviewing the appointment and termination of the Director, Finance;

c)

reviewing the adequacy of this Audit Committee Charter annually and evaluate the performance of the Audit Committee every two years, and recommend such changes in the Charter as the Audit Committee may determine from time to time are appropriate;

d)	orientation and training as needed for members of the Committee;

e)	reviewing with management and the auditors the potential risks facing the Corporation, the steps management is taking to mitigate such risks, and the adequacy of public disclosure of these risks; and

f)	receiving, considering and responding to complaints received by the Corporation regarding questionable accounting or auditing matters and internal accounting controls, and in that connection:

i)	providing for the confidential, anonymous submission by employees and others of concerns regarding questionable accounting or auditing matters, or internal accounting controls;

ii)	if warranted, conducting investigations of management and others to determine the merits of any such concerns;

iii)	retaining independent counsel and other advisors if warranted to assist the Committee in connection with any such investigation;

iv)	making recommendations for any remedial action to be taken by the Corporation, if warranted, to correct any questionable accounting or auditing matter; and

v)

if material, recommending the disclosure both to the public and to appropriate regulatory agencies of the results of any such investigation and any remedial action to be taken by the Corporation in response thereto.

17.	The Committee shall perform such other duties and responsibilities as may be assigned to it from time to time by the Board.

18.	The Committee shall circulate approved minutes of its meetings to all members of the Board.

4