Form 20-F
period 2012-12-31
RICHMONT MINES INC
filed 2013-04-24
CIK 1023996

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ X ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2012

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

Paul Carmel
Telephone: 819 797-2465
Facsimile: 819 797-0166
161, Avenue Principale, Rouyn-Noranda, Quebec, Canada J9X 4P6
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered pursuant to Section 12(b) of the Act:

Title of each Class	Name of each Exchange on which Registered

Common Stock, no par value	The Toronto Stock Exchange and the NYSE MKT

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: As of December 31, 2012: 39,566,103.

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

Item 17 [   ]   Item 18 [   ]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes [   ] No [ X ]

Forward-Looking Statements

This Annual Report includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All statements other than statements of historical facts included in this Annual Report, including, without limitation, those regarding the Corporation’s financial position, business strategy, budgets, reserve estimates, development and exploitation opportunities and projects, classification of reserves, and plans and objectives of management for future operations, are forward-looking statements. Although the Corporation believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Such forward-looking statements reflect the Corporation’s views as at the date of this Form 20-F and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Corporation or industry results, to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the Risk Factors set forth in “ITEM 3. KEY INFORMATION – D. Risk Factors”. Given these uncertainties, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date made. Except as otherwise required by law, the Corporation expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any such statements to reflect any change in the Corporation’s expectations or any change in events, conditions or circumstances on which any such statement is based.

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

Adoption of International Financial Reporting Standards

On January 1st 2011, the Corporation has adopted International Financial Reporting Standards (“IFRS”) as adopted by the International Accounting Standards Board. The impacts of this transition are presented in the Corporation’s December 31, 2011 consolidated financial statements. Unless otherwise indicated, all amounts presented herein are based on IFRS.

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

1 troy ounce (oz) = 31.1035 grams (g)

1 metric tonne (t) = 1.1023 short ton (st)

1 metre (m) = 3.28 feet

Au: gold

g/t: gram per metric tonne

ha: hectare

NSR: Net Smelter Return

t/d: metric tonnes per day

cm: centimetre

mm: millimetre

kg: kilogram

g: gram

t/m3: metric tonnes per cubic metre

km: kilometre

NPI: Net Profit Interest

ppb: part per billion

TSX: Toronto Stock Exchange

Currency

In this Annual Report, all dollar amounts are in Canadian dollars unless otherwise stated.

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

Net Profit Interest (NPI)

A percentage interest in the net profit as defined in the following manner: gross revenues realized from the sale or deemed sale as herein provided, of ores produced from the property or concentrates derived therefrom less costs (all costs and expenses attributable to exploration, development, mining, milling, concentrating, production, handling, delivery and/or sale of ores or concentrates).

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

The selected financial data of Richmont Mines Inc. (consolidated with its wholly-owned subsidiaries, Camflo Mill Inc., Patricia Mining Corporation (“Patricia Mining”) and Louvem Mines Inc. (“Louvem”); herein referred to collectively as “Richmont Mines,” “Richmont” or the “Corporation”) set forth below has been derived from the consolidated financial statements of the Corporation which have been audited by Raymond Chabot Grant Thornton LLP, Chartered Accountants, as indicated in their Independent Registered Public Accounting Firm’s report as at December 31, 2012 and 2011 and which are included elsewhere in this Annual Report.

The selected financial data were extracted from the more detailed consolidated financial statements of the Corporation and related notes included in this Annual Report and should be read in conjunction with such consolidated financial statements and related notes and with the information appearing under the heading “ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS.”

On January 1st 2011, the Corporation has adopted International Financial Reporting Standards (“IFRS”) as adopted by the International Accounting Standards Board. The impacts of this transition are presented in the Corporation’s December 31, 2011 consolidated financial statements. Unless otherwise indicated, all amounts presented herein are based on IFRS.

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

The information contained in this Annual Report on Form 20-F is current as at December 31, 2012, except where a different date is specified.

The Corporation has not declared or paid any dividends on its capital stock during the past five years and currently has no intention of paying dividends subject to a periodic review of this policy by the Board of Directors.

Selected Financial Data
(IFRS)1, 2
(in thousands of Canadian dollars except per share and share data)
	2012	2011	2010

Revenues from precious metals	101,148	118,239	87,182

Net earnings (loss) from continuing operations	(2,977)	26,043	9,304

Net loss from discontinued operation	(42,038)	(125)	(98)

Net earnings (loss) attributable to Richmont Mines Shareholders	(45,015)	25,918	9,334

Earnings (loss) per share
Basic earnings (loss) per share
Earnings (loss) from continuing operations	($0.08)	$0.81	$0.33
Loss from discontinued operation	($1.20)	-	-

	($1.28)	$0.81	$0.33

Diluted earnings (loss) per share
Earnings (loss) from continuing operations	($0.08)	$0.80	$0.32
Loss from discontinued operation	($1.20)	-	-

	($1.28)	$0.80	$0.32

Total assets	148,244	167,990	115,305

Long-term debt	702	-	-

Working capital	54,296	68,711	43,880

Equity

Total	118,363	134,134	94,791

Share capital	132,113	104,872	91,010

Number of outstanding common shares at year end (000’s)	39,566	33,110	31,230

[1]	These selected financial data have been prepared using accounting policies specified by IFRS that are in effect at December 31, 2012.
[2]	Statements prepared in accordance with IFRS are not comparable in all respects with financial statements that are prepared in accordance with either Canadian GAAP or US GAAP.

Selected Financial Data
(Canadian GAAP)[1]
(in thousands of Canadian dollars except per share and share data)
	2009	2008

Total revenues	71,884	70,591

Net earnings	336	1,635

Net earnings per share
Basic	$0.01	$0.07
Diluted	$0.01	$0.07

Total assets	85,230	82,881

Long-term debt	-	-

Working capital	24,936	26,753

Shareholders’ equity

Total	69,961	69,042

Capital stock	64,675	64,672

Number of outstanding common shares at year end (000’s)	26,104	26,113
[1]	These selected financial data have been prepared using accounting policies specified by Canadian GAAP.

Selected Financial Data
(U.S. GAAP Reconciliation)[1]
(in thousands of Canadian dollars except per share and share data)
	2009	2008

Net earnings	1,579	3,576

Net earnings per share
Basic	$0.06	$0.15
Diluted	$0.06	$0.15

Weighted average number of common shares outstanding (000’s)	26,108	24,047

Shareholders’ equity	51,313	49,192
[1]	Statements prepared in accordance with IFRS are not comparable in all respects with financial statements prepared in accordance with either Canadian GAAP or US GAAP.

Exchange Rates

The Government of Canada permits a floating exchange rate to determine the value of the Canadian dollar against the U.S. dollar.

Set forth below are the average rates of exchange for the Canadian dollar and the U.S. dollar for each of the past five fiscal years, and the range of high and low rates for each of the past six calendar months. For purposes of these tables, the rate of exchange is presented as published by the Bank of Canada. The tables set forth the number of Canadian dollars required under that formula to buy one U.S. dollar. The average rate means the average of the exchange rates of each day during the period.

U.S. Dollar/Canadian Dollar Exchange Rates

Year ended
December 31	Average

2008	1.07
2009	1.14
2010	1.03
2011	0.99
2012	1.00

The following table sets forth the high and low exchange rate for the past six months. As of April 19, 2013, the exchange rate was 1.03.

U.S. Dollar/Canadian Dollar Exchange Rates

Month	High	Low
November 2012	0.9906	1.0057
December 2012	0.9825	0.9972
January 2013	0.9815	1.0101
February 2013	1.0031	1.0314
March 2013	1.0145	1.0343
April 1st to April 19th, 2013	1.0086	1.0295

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

The Corporation’s profitability is significantly affected by the costs and results of its exploration and development programs. As mines have limited lives based on proven and probable mineral reserves, the Corporation actively seeks to replace and expand its mineral reserves, primarily through exploration and development as well as through strategic acquisitions. Exploration for minerals is highly speculative in nature, involves many risks and is frequently unsuccessful. Among the many uncertainties inherent in any gold exploration and development program are the location of economic ore bodies, the development of appropriate metallurgical processes, the receipt of necessary governmental permits and the construction of mining and processing facilities. Substantial expenditures are required to pursue such exploration and development activities. Assuming discovery of an economic ore body, depending on the type of mining operation involved, several years may elapse from the initial phases of drilling until commercial operations are commenced and during such time the economic feasibility of production may change. Accordingly, the Corporation's current or future exploration and development programs may not result in any new economically viable mining operations or yield new mineral reserves to replace and expand current mineral reserves.

The Corporation’s financial performance and results may fluctuate widely due to volatile and unpredictable commodity prices and changes in the exchange rate between the U.S. and Canadian dollars.

The Corporation’s earnings are directly related to commodity prices as revenues are derived principally from the sale of gold. Gold prices fluctuate widely and are affected by numerous factors beyond the Corporation's control, including central bank purchases and sales, producer hedging and de-hedging activities, expectations of inflation, the relative exchange rate of the U.S. dollar with other major currencies, global and regional demand, political and economic conditions, production costs in major gold-producing regions and worldwide production levels. The aggregate effect of these factors is impossible to predict with accuracy. In addition, the price of gold has on occasion been subject to very rapid short-term changes because of speculative activities. Fluctuations in gold prices may materially adversely affect the Corporation’s financial performance or results of operations. If the market price of gold falls below the Corporation's total cash costs per ounce of production at one or more of its projects at that time and remains so for any sustained period, the Corporation may experience losses and/or may curtail or suspend some or all of its exploration, development and mining activities at such projects or at other projects. Also, the Corporation’s evaluation of proven and probable reserves at its current mines was based on a market price of gold between CAN$1,200 and CAN$1,450 per ounce. If the market price of gold falls below this level, the mines may be rendered uneconomic and production may be suspended. The Corporation’s policy and practice is not to sell forward its future gold production; however, under the Corporation's price risk management policy, approved by the Corporation’s board of directors (the “Board”), the Corporation may review this practice on a project by project basis. The Corporation may occasionally use derivative instruments to mitigate the effects of fluctuating by precious metal prices; however, these measures may not be successful.

The volatility of gold prices is illustrated in the following table which sets out, for the periods indicated, the high, low and average afternoon fixing prices for gold on the London Bullion Market (the “London P.M. Fix”).

(US$ per ounce)	2012	2011	2010	2009	2008	2007

High price	1,792	1,895	1,421	1,212	1,011	841
Low price	1,540	1,319	1,058	810	712	608
Average price	1,669	1,572	1,225	972	872	695

On April 19, 2013, the London P.M. Fix was US$1,406 per ounce of gold.

The Corporation’s operating results and cash flows are significantly affected by changes in the U.S. dollar/Canadian dollar exchange rate. All of the Corporation's precious metals revenues are earned in U.S. dollars but the majority of its operating costs at its mines, are in Canadian dollars. The U.S. dollar/Canadian dollar exchange rate has fluctuated significantly over the last several years. From January 1, 2007 to January 1, 2013, the Noon Buying Rate fluctuated from a high of CAN$1.3000 per US$1.00 to a low of CAN$0.9170 per US$1.00. Historical fluctuations in the U.S. dollar/Canadian dollar exchange rate are not necessarily indicative of future exchange rate fluctuations.

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

The Corporation’s gold production may fall below estimated levels as a result of mining accidents such as cave-ins, rock falls, rock bursts, slope and pit wall failures, dams, fires or flooding or as a result of other operational problems such as a failure of mining, production and milling equipment. In addition, production may be reduced or curtailed if, during the course of mining, unfavourable, unusual or unexpected geological or geotechnical formations or seismic activity are encountered, ore grades are lower than expected, the physical or metallurgical characteristics of the ore are less amenable than expected to mining or treatment, data on which engineering assumptions are made prove faulty or dilution increases. The Corporation may also encounter shortages or interruptions of economical electricity and adequate water supplies at its mines and production facilities which may adversely affect operations. Finally, inclement weather conditions, floods and the occurrence of other adverse natural phenomena at its mine and production sites may curtail, interrupt or delay mining and production operations and the ability of the Corporation to transport and market its production. Occurrences of this nature and other accidents, adverse conditions or operational problems in future years may result in the Corporation's failure to achieve current or future production estimates and may make profitable mineral deposits unprofitable for continued production. In addition, the occurrence of industrial accidents may result in personal injury or death and damage to property which may result in possible legal liability to the Corporation and if not adequately covered by insurance possible adverse financial consequences to the Corporation. The occurrence of any of these factors could materially and adversely affect a project and as a result materially and adversely affect the Corporation’s business, financial condition, results of operations and cash flows.

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

The Corporation’s ability to replace its existing mineral reserves as they are produced and depleted will be dependent upon locating new or expanding production from existing economic mineral reserves and developing new mines or extending and expanding existing mining operations. The Corporation’s ability to achieve full production rates at its new and expanded mines on schedule is subject to a number of risks and uncertainties. New mines may require the construction of significant new underground mining operations and may present problems in acquiring and achieving access to mine locations. The construction of underground mining facilities is subject to a number of risks, including unforeseen geological formations, implementation of new mining processes, delays in obtaining required title to mining deposits and access to locations and utilities, delays in obtaining construction, environmental or operating permits and engineering and mine design adjustments, construction delays and delays resulting from inclement weather. These occurrences may result in delays in the planned start up dates and in additional costs being incurred by the Corporation beyond those budgeted. Moreover, the construction activities at possible mine extensions may take place concurrently with normal mining operations, which may result in conflicts with, or possible delays to, existing mining operations.

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

The Corporation’s mining and mineral processing operations and exploration activities are subject to the laws and regulations of federal, provincial, and local governments in the jurisdictions in which the Corporation operates. These laws and regulations are extensive and govern prospecting, exploration, development, production, exports, taxes, labour standards, occupational health and safety, waste disposal, toxic substances, environmental protection, mine safety and other matters. Compliance with such laws and regulations increases the costs of planning, designing, drilling, developing, constructing, operating, closing, reclaiming and rehabilitating mines and other facilities. New laws, regulations or taxes, amendments to current laws, regulations or taxes governing operations and activities of mining corporations or more stringent implementation or interpretation thereof could have a material adverse impact on the Corporation, cause a reduction in levels of production and delay or prevent the development of new mining properties.

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

All of the Corporation’s operations are subject to reclamation, site restoration and closure requirements. Costs related to ongoing site restoration programs are expensed when incurred. The Corporation calculates its estimates of the ultimate reclamation liability based on current laws and regulations and the expected future costs to be incurred in reclaiming, restoring and closing its mining operations. It is possible that the Corporation’s estimates of its ultimate reclamation liability could change as a result of possible changes in laws and regulations and changes in cost estimates.

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

New or expanded environmental regulations, if adopted, or more stringent enforcement of existing laws and regulations, could affect the Corporation’s projects or otherwise have a material adverse effect on its operations. As a result, expenditures on any and all projects, actual production quantities and rates and cash operating costs, among other things, may be materially and adversely affected and may differ materially from anticipated expenditures, production quantities and rates, and costs, and estimated production dates may be delayed materially, in each case. Any such event would materially and adversely affect the Corporation’s business, financial condition, results of operations and cash flows.

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

The Corporation operates in a number of jurisdictions in which regulatory requirements have been introduced or are being contemplated to monitor, report and/or reduce greenhouse gas emissions. Under the Copenhagen Accord, Canada has committed to reducing greenhouse gas emissions by 17%, relative to 2005 levels, by 2020, but this commitment is subject to future alignment with reduction targets in the United States. Canada is currently developing new regulatory requirements to address greenhouse gas emissions. Similarly, the Province of Quebec has passed legislation enabling the establishment of a greenhouse gas emissions registry, greenhouse gas reduction targets and a cap-and-trade system to achieve Quebec's commitment to reduce greenhouse gas emissions by 20%, relative to 1990 levels, by 2020. The Corporation's operations in Quebec use primarily hydroelectric power and as a consequence, Management believes they are not large producers of greenhouse gases.

Title to the Corporation’s properties may be uncertain and subject to risks

The acquisition of title to mineral properties is a very detailed and time-consuming process. Title to, and the area of, mineral deposits may be disputed. Although the Corporation believes it has taken reasonable measures to ensure proper title to its properties, there is no guarantee that title to any of its properties will not be challenged or impaired. Third parties may have valid claims on underlying portions of the Corporation's interests, including prior unregistered liens, agreements, transfers or claims, including native land claims, and title may be affected by, among other things, undetected defects. In addition, the Corporation may be unable to operate its properties as permitted or to enforce its rights in respect of its properties. Moreover, where the Corporation’s interest in a property is less than 100% or a third party holds a form of profit sharing interest, the Corporation’s entitlement to, and obligations in respect of, the property are subject to the terms of the agreement relating to that property, which in certain circumstances may be the subject of differing interpretations between the parties to that agreement.

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

A first collective agreement for a three-year period ending December 31, 2006 was entered into with the employees of the Camflo Mill in May 2004. At the beginning of 2007, this agreement was renewed for another three-year period ending December 31, 2009, and was again renewed at the beginning of 2010 for another three-year period ending December 31, 2012. The Corporation is presently negotiating the renewal of the collective agreement that expired on December 31, 2012.

The Corporation is also dependent upon a number of key management personnel. The loss of the services of one or more of such key management personnel could have a material adverse effect on the Corporation. The Corporation's ability to manage its operating, development, exploration and financing activities will depend in large part on the efforts of these individuals. The Corporation faces significant competition for qualified personnel and the Corporation may not be able to attract and retain such personnel.

The estimates of mineral reserves and forecasts of the production are subject to numerous uncertainties, and the production and recovery of the reserve estimates appearing in the Annual Report may not be realized.

The ore reserves presented in the Annual Report are in large part estimates, and production of the anticipated tonnages and grades may not be achieved or the indicated level of recovery may not be realized. There are numerous uncertainties inherent in estimating proven and probable reserves including many factors beyond the Corporation’s control. The estimation of reserves is a complex and subjective process and the accuracy of any such estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation. Reserve estimates may require revision based on various factors such as actual production experience, exploration results, market price fluctuations of gold, results of drilling, metallurgical testing, production costs or recovery rates. These factors may render the proven and probable reserves unprofitable to develop at a particular property or for a specific mine. Any material reduction in estimates of the Corporation’s reserves or its ability to extract these reserves could have a material adverse effect on its future cash flows, results of operations and financial condition.

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

The construction of mining facilities and commencement of mining operations, the expansion of existing capacity and the exploration and development of the Corporation’s properties, including continuing exploration and development projects, will require substantial capital expenditures. Based on current funding available to the Corporation and expected cash from operations, the Corporation believes it has sufficient funds available to fund its projected capital expenditures for all of its current mining operations. However, if cash from operations is lower than expected or capital costs at these current mining operations or future projects exceed current estimates, or if the Corporation incurs major unanticipated expenses related to exploration, development or maintenance of its properties, the Corporation may be required to seek additional financing to maintain its capital expenditures at planned levels. In addition, the Corporation will have additional capital requirements to the extent that it decides to expand its present operations and exploration activities; construct additional new mining and processing operations, such as its Island Gold Deep Project, at any of its properties; or take advantage of opportunities for acquisitions, joint ventures or other business opportunities that may arise. Additional financing may not be available when needed or, if available, the terms of such financing may not be favorable to the Corporation and, if raised by offering equity securities, or securities convertible into equity securities, any additional financing may involve substantial dilution to existing shareholders. Failure to obtain any financing necessary for the Corporation's capital expenditure plans may result in a delay or indefinite postponement of exploration, development or production on any or all of the Corporation's properties, which may have a material adverse effect on the Corporation’s business, financial condition and results of operations.

Weakness in the global credit and capital markets could have a material adverse impact on the Corporation's liquidity and capital resources.

The credit and capital markets experienced significant deterioration in 2008, including the failure of significant and established financial institutions in the United States and abroad, and continued to show weakness and uncertainty in recent years. These unprecedented disruptions in the credit and capital markets have negatively impacted the availability and terms of credit and capital. If uncertainties in these markets continue, or these markets deteriorate further, it could have a material adverse effect on the Corporation's liquidity, ability to raise capital and costs of capital. Failure to raise capital when needed or on reasonable terms may have a material adverse effect on the Corporation’s business, financial condition and results of operations.

The Corporation may be party to certain mining joint ventures in the future, under which the Corporation’s joint venture partners may be in a position to prevent the Corporation from meeting its objectives.

Mining projects are often conducted through an unincorporated joint venture or an incorporated joint venture corporation. Joint ventures can often require unanimous approval of the parties to the joint venture or their representatives for certain fundamental decisions, such as an increase or reduction of registered capital, merger, division, dissolution, including indebtedness and the pledge of the joint venture assets, which means that each joint venture party has a veto right with respect to such decisions, which could in turn lead to a deadlock. The Corporation’s existing or future joint venture partners may veto the Corporation’s business plans, with regard to a specific joint venture, and prevent the Corporation from achieving its objectives.

On a regular basis, the Corporation evaluates potential acquisitions of mining properties and/or interests in other mining corporations which may entail certain risks.

Consistent with its acquisition and growth strategy the Corporation is actively pursuing the acquisition of advanced exploration, development and production assets. From time to time, the Corporation may also acquire securities of or other interests in corporations with respect to which the Corporation may enter into acquisition or other transactions. Acquisition transactions involve inherent risks, including, without limitation:

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

The market price of the Corporation’s common shares may fluctuate due to a variety of factors relating to the Corporation’s business, including the announcement of expanded exploration, development and production activities by the Corporation and its competitors, gold price volatility, exchange rate fluctuations, consolidations, dispositions, acquisitions and financings, changes or restatements in the amount of the Corporation’s mineral reserves, fluctuations in the Corporation’s operating results, sales of the Corporation’s common shares in the marketplace, failure to meet analysts’ expectations, changes in quarterly revenue or earnings estimates made by the investment community, speculation in the press or investment community about the Corporation’s strategic position, results of operations, business or significant transactions and general conditions in the mining industry or the worldwide economy. In addition, wide price swings are currently common in the markets on which the Corporation's securities trade. This volatility may adversely affect the prices of the Corporation's common shares regardless of the Corporation's operating performance. The market price of the Corporation’s common shares may experience significant fluctuations in the future, including fluctuations that are unrelated to the Corporation’s performance.

Issuance by the Corporation of additional common shares could affect the market price of the shares and dilute existing shareholders.

Issuance of a substantial number of the Corporation’s common shares by the Corporation, for example, in connection with a potential acquisition or to raise additional capital for operations, or to reduce indebtedness, or pursuant to existing agreements, or the availability of a large number of Corporation common shares that may be available for sale, could adversely affect the prevailing market prices for the Corporation’s outstanding common shares. A decline in the market price of the Corporation’s outstanding common shares could impair the Corporation’s ability to raise additional capital through the issuance of securities should the Corporation desire to do so.

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

The Corporation has adopted International Financial Reporting Standards

On January 1st 2011, the Corporation has adopted International Financial Reporting Standards (“IFRS”) as adopted by the International Accounting Standards Board. The impacts of this transition are presented in the Corporation’s December 31, 2011 consolidated financial statements.

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

The Corporation is incorporated under the laws of the Province of Quebec, Canada. All of the Corporation’s directors and officers as well as the experts named in the Form 20-F are residents of Canada. Also, all of the Corporation’s assets and substantially all of the assets of these persons are located outside of the United States. As a result, it may be difficult for shareholders to initiate a lawsuit within the United States against these non-U.S. residents, or to enforce U.S. judgments against the Corporation or these persons. The Corporation’s Canadian counsel has advised the Corporation that a monetary judgment of a U.S. court predicated solely upon the civil liability provisions of U.S. federal securities laws would likely be enforceable in Canada if the U.S. court in which the judgment was obtained had a basis for jurisdiction in the matter that was recognized by a Canadian court for such purposes. This result may not always be the case. It is less certain that an action could be brought in Canada in the first instance on the basis of liability predicated solely upon such laws.

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

The head office and principal place of business of the Corporation are located at offices of approximately 8,391 square feet at 161 avenue Principale, Rouyn-Noranda, Quebec, J9X 4P6, telephone number: 819 797-2465. The Corporation also utilizes an office of approximately 2,709 square feet in rented premises at 1501 McGill College, Suite 2920, Montreal, Quebec H3A 3M8. The common shares of Richmont Mines are listed and posted for trading on the Toronto Stock Exchange (TSX: RIC) and the New York Stock Exchange Market (NYSE MKT: RIC). The co-transfer agent for the Corporation in the United States is Computershare Trust Company, N.A., 350 Indiana Street, Suite 800, Golden, Colorado 80401.

Richmont Mines is principally engaged in activities related to the acquisition, exploration, development and operation of mineral properties. The Corporation began its exploration activities in northwestern Quebec in the spring of 1984. During the following years, it acquired a portfolio of properties with gold-bearing potential with a view to development and commercial operation.

Three-year History

Richmont currently operates two gold mines, two of its three material properties, (the Beaufor Mine in Quebec and the Island Gold Mine in Ontario).

On April 27, 2009, the Corporation announced it began dewatering the past-producing underground mine at its Francoeur property, located 25 km west of Rouyn-Noranda, Quebec. In addition to dewatering the mine, which reaches a depth of approximately 820 metres, the Corporation also re-commissioned the existing hoist and upgraded the related infrastructure. This work was completed during the second quarter of 2010. On May 19, 2010, the Corporation filed an amended Technical Report for the Francoeur Gold Project on SEDAR (www.sedar.com), with estimated Probable Reserves of 615,664 tonnes grading 6.91 g/t Au which could support production of approximately 136,000 ounces of gold (before recovery) over an initial 4-year period. Underground development and definition drilling were completed during 2010 and 2011, and 13,077 tonnes of low-grade development ore were processed during the last two quarters of 2011.

On July 3, 2012, the Corporation announced revised Reserve estimates for Proven and Probable reserves of 504,687 tonnes grading 4.78 g/t Au for 77,580 ounces of gold compared to the previous estimated 615,664 tonnes grading 6.91 g/t Au, for 136,000 ounces of gold.

Commercial production at the Francoeur Mine started on August 1st, 2012. On November 29, 2012, the Corporation announced the immediate closure of the Francoeur Mine due to high operating costs, management’s inability to foresee marked improvements in the future, low grades, difficult mining conditions and a tight labour pool for experienced miners. The closing process was estimated to take approximately 4 months. Commercial production ceased on November 30, 2012.

On June 17, 2010, Richmont Mines completed an overnight marketed public offering of 3,300,000 common shares (the “Common Shares”) at a price of $5.00 per Common Share for aggregate gross proceeds of $16.5 million. The 3,300,000 Common Shares issued by Richmont Mines included 300,000 Common Shares issued upon the exercise in part by the underwriters of an over-allotment option. The net proceeds of the offering was used for development work at Richmont Mines’ projects, primarily the Francoeur Mine and for general corporate purposes. The Common Shares offered have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws.

On June 30, 2010, Richmont Mines acquired all of the issued and outstanding shares of Louvem Mines Inc. (“Louvem”) not already owned by Richmont Mines. Louvem and 9222-0383 Quebec Inc., a wholly-owned amalgamated subsidiary, and the shareholders of Louvem received one share of Richmont Mines for each 5.4 shares of Louvem held by them. The Amalgamation constituted a “business combination” within the meaning of Multilateral Instrument 61-101.

On December 21, 2010, the Corporation signed an option agreement with SOQUEM Inc. (“SOQUEM”) to acquire the remaining 19% interest of the Monique property. Under the terms of the option agreement, Richmont Mines paid an amount of $350 thousand upon signing the Agreement, and undertook to complete exploration work in the amount of $400 thousand on or before February 28, 2011, in order to acquire the residual 19% interest of the Monique property. With all conditions met, Richmont Mines now owns a 100% interest in the Monique property. During 2011, Richmont completed over 8,100 metres of exploration drilling on the G and J zones of the Monique project, with the objective of evaluating the potential for a small open pit operation on the property. Richmont Mines submitted the required documentation for the permitting of an open pit operation in November 2011, and also began a 1,700 metre surface drilling program in early December 2011.

On January 9, 2013, the Corporation announced that it had received the required mining permits for its 100%-owned Monique Gold Project. The Corporation has begun overburden removal with a view to extracting a 5,000 tonnes bulk sample in 2013.

A 20,000 metre drilling program was completed on the Wasamac property in 2010. In May 2011, Richmont entered into an option agreement with Globex Mining Enterprises Inc. (Globex) to acquire a 100% interest in 5 claims adjacent to the Corporation’s Wasamac property. The option agreement gave Richmont the ability to explore the eastern extension of its Wasamac property. Complete details can be found in the May 9, 2011 press release entitled “Richmont Mines signs option agreement with Globex; Expands Wasamac exploration package.” Following the completion of the 2011 extensive drilling program of over 50,000 metres on Wasamac, a Regulation 43-101 report was filed on SEDAR on January 27, 2012. In March 2012, Richmont announced the results from a Preliminary Economic Assessment for Wasamac and the Corporation’s Board of Directors approved a $15 million advanced exploration budget for 2012.

Richmont spent $9.5 million on the Wasamac gold property and the adjacent Globex optioned land package in 2012, compared to $6.6 million in 2011 and $1.7 million in 2010. The increase reflects that a 50,000 metre drilling program was completed on the Wasamac gold property. The higher exploration expenses similarly reflect that advanced technical work and economic optimization analyses were being completed on the property. In November 2012, Richmont announced that scheduled technical work and permitting efforts would continue as planned in 2013 at Wasamac, however, no additional exploration and development activities would be undertaken on the asset. This decision was made following several months of project optimization studies, from which Richmont concluded that alternative scenarios did not currently offer a meaningful economic improvement in the current gold price environment, over the initial Preliminary Economic Assessment outlined in the Corporation’s March 28, 2012 press release. The project remains an important asset for the Corporation given its location, size and potential leverage to the gold price, and it will be re-evaluated in the event economic parameters change in the project’s favour or in the event further geological information on the project comes to light. As a result of this decision and following no significant exploration drilling results, the Corporation terminated its option agreement with Globex.

In October 2011, Richmont completed a private placement of 980,500 common shares at $10.50 per share with the Fonds de solidarité FTQ and the Fonds régional de solidarité Abitibi-Témiscamingue, s.e.c. (collectively, the “Subscribers”), for a total cash consideration of $10.3 million. In addition, the private placement entitled the Subscribers to 245,125 warrants to purchase additional Richmont common shares at an exercise price of $13.00 per common share until December 31, 2012. Net proceeds were used to fund advance exploration work at the Wasamac gold property. Please see the October 31, 2011 press release entitled “Richmont Mines Inc. completes CAN$10.3 million private placement” for full details.

On February 27, 2012, the Corporation announced the resignation of Mr. Martin Rivard, its President and Chief Executive Officer. Mr. Martin Rivard officially left Richmont Mines on May 31, 2012. On May 10, 2012, the Corporation subsequently announced the appointment of Mr. Paul Carmel as its new President and Chief Executive Officer, effective May 22, 2012. It was also announced at this time, that Mr. Christian Pichette was appointed to the position of Executive Vice-President and Chief Operating Officer. Mr. Pichette has worked for Richmont since September 12, 2005, and previously held the position of Vice-President, Operations.

On April 12, 2012, the Corporation announced the appointment of Mr. Ebe Scherkus as a member of the Board of Directors. Please see the April 12, 2012 press release entitled “Gold industry veteran Ebe Scherkus to join the Richmont Mines Board of Directors” for full details.

On November 26, 2012, the Corporation announced the appointment of Mr. Pierre Rougeau to the position of Executive Vice-President and Chief Financial Officer, effective December 3, 2012. Please see the November 26, 2012 press release entitled “Richmont Mines announces the appointment of Mr. Pierre Rougeau as Chief Financial Officer” for full details.

On February 1st, 2012, Richmont Mines completed a $10 million private placement with Mr. Bob Buchan and two members of his immediate family in the form of convertible debentures. The debentures had a 5 year maturity, a 7.6% annual interest rate, and were convertible into Richmont common shares at a conversion price of $12.17 per share at the option of the holders at any time following the date of issuance. Mr. Buchan was appointed as Vice-Chairman of Richmont’s Board of Directors on January 11, 2012.

On September 24, 2012, Richmont Mines announced the immediate retirement of the $10 million debentures held by Mr. Bob Buchan and two members of his immediate family. Mr. Buchan subsequently left Richmont’s Board of Directors.

On September 26, 2012, the Corporation announced the completion of a $26 million private placement with four institutional funds. The Corporation issued 5.97 million shares at $4.35 per share. Please see the September 26, 2012 press release entitled “Richmont Mines Inc. closes CAN$26 million private placement” for full details.

On February 25, 2013, Richmont announced that it would invest $35 million on the deep C Zone, located below the existing infrastructure and reserve base of its Island Gold Mine. Believed to be an extension of the existing mine at depth, the C Zone is sub-vertical and occurs at approximately 450 metres to 1,000 metres below surface.The Corporation announced that it would invest on the Island Gold Deep project in 2013 to extend the existing ramp from its current depth of 450 metres below surface, and to commence work on the first segment of a vertical shaft which will be raise-bored from a depth of 450 metres to surface. An additional $10 million will be invested in the existing upper operations of the mine during the year.

On February 25, 2013, the Corporation announced the appointment of Mr. Daniel Adam as Vice-President, Exploration. Mr. Adam has worked for Richmont Mines since March 10, 2008 and has held various positions over the past 5 years.

Capital Expenditures

The following table sets forth the Corporation’s capital expenditures on its properties for the past three fiscal years.

		Years Ended
(in thousands of $)		December 31
	2012	2011	2010
	$	$	$

Island Gold Mine	8,364	4,959	4,650
W Zone – Beaufor Property	9,911	3,480	-
Beaufor Mine	1,192	3,090	2,462
Discontinued operation – Francoeur Mine	15,458	19,237	9,144
Other	2,929	904	518

	37,854	31,670	16,774

Richmont invested $37.9 million in the ongoing development of its assets in 2012, up from $31.7 million in 2011. The notable year-over-year increase reflects the advancement of the underground exploration drift at the Island Gold Mine to improve access for deep exploration drilling below the mine’s current infrastructure. The level of increased investment similarly reflects the development of the ramp to access the W Zone, a near-surface zone located on the Beaufor Mine property. An additional $2.9 million was invested at the Camflo Mill and other corporate installations in 2012, up from $0.9 million in 2011.

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

Richmont invested $4.7 million in capital expenditures at the Island Gold Mine in 2010, a reflection of ongoing development costs, refurbishing and acquisition of equipment. The Corporation spent an additional $2.5 million in capital expenditures at the Beaufor Mine in 2010, largely attributable to the cost associated with the excavation of a new safety exit from the mine’s underground operations.

Capital expenditures at the Francoeur Mine totaled $9.1 million in 2010, reflecting higher development costs associated with transitioning this mine into commercial production. Dewatering of the mine’s 17 levels was completed at the end of June 2010, and underground development work to reach the targeted West Zone began shortly thereafter.

Property Interests

The following table outlines Richmont Mines’ interest in its exploration properties as at December 31, 2012.

Property	Year of acquisition	Number of Mining titles	Participation[1]
Quebec
Monique	1994	18	100%
Wasamac	1988	4	100%
Camflo Northwest	2005	13	80%
Ontario
Sewell	2002	6	100%
Cripple Creek	2002	27	100%
[1]	The Corporation will be required to pay royalties if some of these properties are brought into commercial production.

Exploration and Project Evaluation Expenditures

The following table presents Richmont Mines’ exploration and project evaluation expenses in 2010, 2011 and 2012 and the budgeted estimated amounts for 2013 (in thousands of CAN$).

	2013	2012	2011	2010
(in thousands of $)	$	$	$	$
	Estimated

Mines
Island Gold	6,311	10,969	5,549	4,561
Beaufor	2,793	1,432	803	2,250
	9,104	12,401	6,352	6,811
Other properties
Wasamac	1,133	9,477	6,647	1,712
Monique	352	744	2,284	289
W Zone	-	-	188	334
Other	1,855	459	184	997
Project evaluation	40	511	470	443

Exploration and project evaluation before depreciation and exploration tax credits	12,484	23,592	16,125	10,586

Depreciation	365	200	155	139
Exploration tax credits	(880)	(3,527)	(5,354)	(3,465)

	11,969	20,265	10,926	7,260

2013 Trends

The cost-effective development of its mining assets, both current and future, has always been at the heart of Richmont Mines’ success over the years, and remains a top priority for the Corporation. Richmont is committed to generating positive cash flows and delivering organic growth, all the while continuing to identify and evaluate potential strategic partnership and acquisition possibilities to expand its pipeline of projects, grow its reserve base and increase its future production profile.

Richmont Mines plans to complete more than 88,000 metres of exploration drilling and 26,500 metres of definition drilling during 2013. In addition, the Corporation plans to complete bulk sample programs at the Monique and W Zone projects and, in the event these programs are successful, to bring these projects into commercial production. At the Island Gold Mine, exploration drilling will be completed. 37,400 metres of exploration drilling is especially planned for the Island Gold Deep project. Plans for Island Gold Deep include extending the ramp from its current depth of 450 metres in order to accelerate and extend the knowledge about what have been found at depth and, upon permitting approval, beginning to raise bore the first 450 metre section of a vertical shaft.

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

Property	Number of mining	Area	Expiration date
	titles	(ha)
Beaufor	1	106.03	Mining concession 280PTA: 01/31/2014
Colombière	13	226.00	Claims expire between 09/21/2013 and 10/15/2013
Courvan	61	1,099.12	Mining concession 295 and 280PTB: 01/31/2014 and
			59 claims expire between 08/09/2013 and 04/30/2015
Pascalis	1	37.50	Mining Lease BM 750: 06/02/2016
Perron	11	221.58	Mining Lease BM 858: 03/11/2023 and
			10 claims expire between 07/11/2013 and 07/12/2014
Perron Blocks 2, 3 and 4	7	199.08	Claims expire between 09/06/2014 and 12/15/2014

Total	94	1,889.31

All of these claims will be renewed before the anniversary date by applying excess credits available or by the execution of the required works. For the mining leases, taxes are paid to the government every year to keep them in good standing. For a mining concession, geological work is performed to keep it in good standing or taxes are paid every year. Richmont Mines has an internal procedure and an external control to insure appropriate follow up regarding claims expiry dates. All the mining claims, mining concessions and mining leases were in good standing in 2012 and are expected to be for 2013. A detailed list and map of locations can be found in the Technical Report for the Beaufor Mine as of December 31, 2006 filed on March 29, 2007 under the Corporation’s profile on the SEDAR web site at www.sedar.com.

A mining lease application is underway for the western area of the property called the W Zone. This new zone is accessible by a ramp and is currently in development.

Ownership of Mining Rights

All the mining titles of the Beaufor property are held by Richmont Mines.

Mining Royalties

All the Beaufor division’s properties are subject to the payment of royalties and financial contractual obligations. Details can be found in the Technical Report for the Beaufor Mine as of December 31, 2006, filed on March 29, 2007 under the Corporation’s profile on the SEDAR web site at www.sedar.com.

Beaufor Property (Royalty payable on 50% of the production)

The Beaufor Mine’s production is subject to a quarterly royalty payment to Aurizon Mines Ltd.:

Gold Price (US$/oz)	Royalties per ounce produced

<300	CAN$0.00
300 – 325	CAN$17.00
325 – 350	CAN$18.50
350 – 375	CAN$20.00
375 – 400	CAN$22.50
400 – 500	CAN$24.00
>500	CAN$30.00

Perron Property (payable on 100% of the production)

The Perron Property is subject to a quarterly royalty payment to Aurizon Mines Ltd.:

Gold Price (US$/oz)	Royalties per ounce produced

<300	CAN$0.00
300 – 325	CAN$17.00
325 – 350	CAN$18.50
350 – 375	CAN$20.00
375 – 400	CAN$22.50
400 – 500	CAN$24.00
>500	CAN$30.00

Despite the fact that claims 5102441, 5098056 and 5098055 are part of the Perron Block 2 property, they are subject to the same royalty as the claims included in the Perron property.

Perron Block 2 (payable on 100% of the production on claims 3493171, 3493172 and 3493173)

The Perron Block 2 Property is subject to a 2% NSR payable to Northwest Gold Corporation (“Northwest”). The Northwest NSR is payable when the gold price is higher than US$300 per ounce.

Pascalis (payable on 100% of the production)

The Pascalis Property is subject to a 25% NPI royalty payable to New Pascalis Mines Limited.

Colombière (payable on 100% of the production)

The Colombière Property is subject to a 2% NSR payable to IAMGOLD Corporation (formerly Cambior Inc.).

Environmental Obligations and Permits

Over 75% of the development waste material is hoisted from the underground mine to the surface and placed in a waste dump. The waste rock is not acid generating and does not require any particular environmental measures.

The rehabilitation plan for the Beaufor Mine was approved in April 2008 by the Ministère des Ressources naturelles du Québec (the “MRN”). A partial revision of the rehabilitation plan was submitted to MRN in November 2010, following the expansion of the tailings storage area and drilling programs on the old tailings restored. The rehabilitation plan was accepted by the MRN on December 7, 2011. The rehabilitation plan must be renewed by December 2013. It will include the W Zone.

According to the Corporation’s knowledge, all necessary permits and authorizations have been requested and obtained.

Infrastructure

Two mine shafts are located on the Beaufor property: the old Perron shaft No. 5 is currently used for hoisting and the Pascalis shaft is used as the ventilation air intake shaft. A raise between the 1,250 level and surface is used as an escape way. The ramp collar that provides access to the W Zone project is located 350 metres South-East of the Perron shaft. As of December 31st, 2012, the ramp was 632 metres in length, and reached a vertical depth of 83 metres below surface. There are also a series of buildings including warehouses, workshops and offices. There were 163 employees and 32 independent contractors as of December 31, 2012.

Location of Mineralized Zones

The mineralized zones, including the Mineral Reserves, underground infrastructure and the waste pad are located on mining concession 280 PTA of the Beaufor property, mining lease 750 of the Pascalis property and mining lease 858 of the Perron property. Only the reserves of the 350 Zone, which are west of the W Zone, are subject to a mining lease application (November 2011).

Accessibility

The mine can be accessed from Highway 117 by going east from Val-d’Or to the Perron Road, and then north towards the village of Perron. The mine can also be accessed using the secondary road 397 from Val-d’Or to Val-Senneville, and then going south on Paré Road to the village of Perron.

Climate

The average annual precipitation is approximately 914 mm, with most falling in September (approximately 102 mm). Snowfalls occur between October and May, with the most snowfall occurring between November and March. The monthly average for that period is about 50 mm (expressed in mm of water).

The average daily temperature in Val-d’Or is 1.2° C, slightly above freezing. The average temperature for July reaches 17.2° C, while in January the temperature falls to –17.2°C. The lowest temperature measured was -43.9° C and the highest temperature measured was 36.1° C. Although the temperature of the area is below the freezing point an average of 209 days per year, mining operations aren’t affected by the climate.

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

Exploration History

Intermittent exploration fieldwork has been conducted on the Beaufor property since the 1930s. Following a development period, Aurizon Mines (50%) and Louvem (50%) started commercial production at the Beaufor Mine in January 1996. In August 2000, Aurizon Mines stopped mining operations at the Beaufor Mine for reasons of risk of instability of the crown pillar. In spring 2001, Aurizon Mines transferred the mining rights of the Perron, Beaufor, Pascalis, Colombière and Courvan properties to Richmont Mines for an amount of $1.8 million. In September 2001, Richmont Mines undertook construction work to secure the crown pillar and commercial production resumed at the Beaufor Mine jointly with Louvem in January 2002. In March 2010, the Beaufor Mine attained the notable production level of 1,000,000 gold ounces over its mine life. In June 2010, Richmont Mines acquired all of the issued and outstanding shares of Louvem not owned by Richmont Mines. As a result of this transaction, Richmont Mines owns a 100% interest in the Beaufor Mine and 100% of Louvem’s properties.

Geological Setting

Regional Geology

The mining town of Val-d’Or is located in the southeastern part of the Abitibi greenstone belt formed of Archean volcanic and sedimentary rocks of the Superior Province. The mining camp of Val-d’Or is located in the Malartic area, which is comprised of a volcanic pile including ultramafic, basaltic and rhyolitic flows. The Bourlamaque granodiorite intrusion hosts significant gold concentrations, namely at the Beaufor Mine.

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

All the gold-bearing veins are contained in a strongly-altered granodiorite in the form of chlorite-silica forming anastomosing corridors of 5 to 30 m in thickness. The veins at the Beaufor Mine form panels of more than 300 m in length by 350 m in height. The thickness of the veins varies from 5 cm to 5 m. The zones are limited by the Beaufor fault (N115o/65o-75o) at 380 metres from the surface and a parallel system of shears (N70o/sub vertical).

2012 Results

Production

During the year ended December 31, 2012, a total of 116,675 tonnes of ore were processed from the Beaufor Mine at an average recovered grade of 5.08 g/t, and 19,055 ounces of gold were sold at an average price of US$1,666 (CAN$1,665) per ounce. This compared to tonnage of 100,888, at an average recovered grade of 8.45 g/t, and gold sales of 26,947 ounces at an average selling price of US$1,576 (CAN$1,559) in 2011, and tonnage of 104,945 tonnes at an average recovered grade of 6,72 g/t and gold sales of 22,258 ounces of gold at an average selling price of US$1,253 (CAN$1,290) in 2010.

Cash costs at the Beaufor Mine in 2012 increased to US$1,394 (CAN$1,393) from US$921 (CAN$911) in the prior year, as the benefits of lower cost per tonne were offset by the notably lower grade. 2011 cash costs at the Beaufor Mine increased from US$867 (CAN$892) in 2010.

Beaufor Mine

	2012	2011	2010

Tonnes	116,675	100,888	104,945
Head grade (g/t)	5.19	8.45	6.72
Gold recovery (%)	97.80	98.36	98.19
Recovered grade (g/t)	5.08	8.31	6.60
Ounces sold	19,055	26,947	22,258
Cash cost per ounce (US$)	1,394	921	867

Investment in property, plant and equipment (thousands of CAN$)	1,192	3,090	2,462
Exploration expenses (thousands of CAN$)	1,432	803	2,250

Deferred development (metres)	238	685	1,350

Diamond drilling (metres)
Definition	9,725	13,101	21,928
Exploration	14,730	18,176	33,449

Exploration

Proven and Probable reserves at the Beaufor Mine increased slightly to 39,114 gold ounces at December 31, 2012, from 38,331 gold ounces at December 31, 2011. This reflects the addition of reserves established within the mine’s existing underground infrastructure as a result of definition drilling in 2012, offset by gold production from the mine during the year. In addition, the near-surface W Zone, located to the west of the mine’s existing infrastructure, had Probable reserves of 30,680 ounces of gold at December 31, 2012, unchanged from the prior year. Year-end 2011 Proven and Probable reserves (including W Zone) were similar to those at December 31, 2010, as results from definition drilling were successful in replacing the mine’s 2011 gold production.

As of December 31, 2012, the main access ramp to the W Zone was 630 metres in length, and reached a vertical depth of 83 metres. Development work mainly done in the 367 Zone and another W Zone satellite sector resulted in 4,422 tonnes of development ore being brought to surface with a sampled gold grade of 3.61 g/t. The 367 Zone does not currently demonstrate a mining potential. The first sub-level providing access to the main W Zone reserves was reached in February 2013.

Drilling

Most of the drill holes are planned on vertical cross-sections in order to undercut the shear veins at right angles. Drilling programs are sub-divided into two main categories:

  Exploration drilling using a 40 to 80 metre by 40 to 80 metre grid;

  Definition drilling based on a 10 to 20 metre by 10 to 20 metre grid.

Drilling operations are performed by a drilling contractor, under the supervision of the geological staff at the Beaufor Mine. Underground drill holes are LTK48 (35.6 mm) and BQTK (40.7 mm) calibre. The core recovery is better than 90%, including the fault zones where the RQD (“rock quality designation”) is more than 75%. Detailed description of the drill core is prepared by experienced and highly qualified personnel, in accordance with established Beaufor Mine guidelines.

In 2013, Richmont plans to do 11,500 metres of definition drilling and 17,500 metres of exploration drilling at the Beaufor Mine in an effort to increase available reserves. The Corporation is also planning 500 metres of definition drilling and 1,000 metres of exploration drilling on the W Zone. Furthermore, 5,000 metres of surface drilling are planned on distant showings on the Beaufor, Colombière and Courvan properties.

Sampling

Sampling of the rock mass is performed using drill cores and blasted rock. Results of the drill cores analyses as well as the grades of ore samples taken in the car wagon are taken into account for Mineral Reserve calculation. The weight of each sample is around 0.5 kg per 3.5 to 5 tonne wagon. For development purposes, the weight of each sample is around 0.5 kg per 12 tonnes of blasted rock. There are currently no face-sampling “chips” taken at the Beaufor Mine.

In definition drill holes, samples are collected between 0.5 m and 1 metre intervals, and frequently include both vein material and wall rocks, since veins are often less than 1 metre thick. Core recovery is over 90%. The entire core is then analyzed at the chemical assay laboratory.

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

  Samples are dried and crushed to 70% passing 2 mm using a jaw crusher. A representative sub-sample weighing 250 to 300 g of the –2 mm fraction is prepared using a “Riffle Jones” splitter. The sub-sample is then pulverized to 85% passing –200 mesh using a ring pulveriser;

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

Security of Samples

Samples are gathered in plastic boxes by the Beaufor Mine geological personnel and stored in a core shack. The samples are collected by the laboratory staff and brought to the laboratory directly. Historical production and milling data indicate reliability of the laboratory results. When there is doubt as to the location of a sample, the sampling number or any other anomaly, the data is not used for calculation.

Mineral Reserve Estimates

In 2012, the Mineral Reserve estimates were performed by Jessy Thelland, P.Geo., and François Chabot, Eng., employees of Richmont Mines and qualified persons pursuant to Regulation 43-101. The methodology and procedures for Mineral Reserve estimates have been adopted from a study completed in 2006 by Golder Associates, an independent firm. The database, factors and parameters used in the determination of the Mineral Reserves are based on the available information at the Beaufor Mine as of December 31, 2012. However, these parameters are revised on an annual basis in order to take into consideration the experience gathered from the current mining operation.

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

Mineral Reserve Estimates

The database and the parameters used to estimate the Mineral Reserves are based on past mining experience and the information available as at December 31, 2012. The parameters were reviewed and modified by Golder Associates in 2006. Thus, both the dilution and the ore recovery factors by mining methods used in the reserve estimate are based on actual results obtained in 2012. All these factors and parameters are updated on an annual basis in order to account for changes in the mining operations.

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

See “ITEM 3. KEY INFORMATION - D. Risk Factors – Risks Associated with the Mining Industry – The estimates of mineral reserves and forecasts of the production are subject to numerous uncertainties, and the production and recovery of reserve estimates appearing in the Annual Report may not be realized” for a discussion of the risks inherent in estimating reserves and production.

Technical Parameters

The basis and the parameters used for reserve estimation are given in the following sections.

Mining Methods

The two major underground extraction methods currently used at the Beaufor Mine are room and pillar and long hole methods:

Rooms and Pillars

  Geometry: stope width of 6 metres in the plane of the vein with in-stope pillars of 2.5 metres X 2.5 metres;

  Maximum dip of vein: 40°;

  Ore mining recovery: 80% used in the economic evaluation;

  Internal dilution: the ore block is designed with a true thickness of 2.4 metres. The drilling intercepts are projected to the same lengths. The minimum mining width is 2.4 metres. The dilution grade is assumed to be 0 g/t Au;

  External dilution: a dilution of 5% at a grade of 0 g/t Au is added in the determination of the economic Mineral Reserves.

  Long Hole

  Geometry: maximum panel length of 25 metres;

  Minimum dip of vein: 45°;

  Ore mining recovery: 100% for designed stopes with all pillars between stopes clearly identified during the process of Mineral Reserve estimation;

  Internal dilution: minimum mining width is 2.4 metres. The drilling intersections are projected to a minimum width of 2.4 metres;

  External dilution: a dilution rate of 10% for waste at a grade of 0 g/t Au is assumed for primary stopes.

Cut-off Grades

Cut-off grades have been calculated based on both developed and un-developed workings for the two major mining methods used at the Beaufor Mine, which are room and pillar and long hole.

The main criteria are as follows:

  No profit margin is built into the estimate;

  Deferred development costs or capital expenditures are not used;

  Only the price of gold is taken into account in the economic calculation;

  The price of gold used was CAN$1,450 per ounce applying an exchange rate of CAN$1.00:US$1.00;

  Operating costs include fixed costs budgeted for 2013 and variable costs (production and development) based on the results from January to July 2012 for each method.

  The results of the cut-off grade study by mining method for both developed and un-developed underground workings are listed in the following table:

Mining Method	Workings	Cut-off Grade
		(g/t)
Room and pillar	Developed	5.09
Room and pillar	Undeveloped	5.86
Long hole	Developed	4.32
Long hole	Undeveloped	5.09

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

  Probable Mineral Reserves

  The Mineral Reserve estimate in the Probable category is based on an economic study in order to determine the economically mineable part of an Indicated Mineral Resource. At the Beaufor Mine, Probable Reserves extend to a maximum of 10 metres from drilling data. Dilution and mining recovery rates are included in the reserve calculation.

  Reserve Table

  In accordance with the Mineral Reserve calculation, as at December 31, 2012, the Mineral Reserves of the Beaufor Mine are estimated as follows:

Category of reserves	Tonnes	Grade	Au
	(metric)	(g/t Au)	(oz)
Proven	73,725	5.87	13,906
Probable	122,420	6.40	25,208

Total (proven + probable)	196,145	6.20	39,114
Before mill recovery of 98.36%

  In accordance with the Mineral Reserve calculation, as at December 31, 2012, the Mineral Reserves at the W Zone project are estimated as follows:

Category of reserves	Tonnes	Grade	Au
	(metric)	(g/t Au)	(oz)
Proven	-	-	-
Probable	132,251	7.21	30,680

Total (proven + probable)	132,251	7.21	30,680
Before mill recovery of 98.36%

  As of December 31, 2012, the Mineral Reserves at the Beaufor Mine and the W Zone were estimated at 69,794 ounces of gold, calculated using a long-term gold price of CAN$1,450 per ounce, for an expected mine life of approximately three years.

  Mining Operations and Metallurgy

  The two major underground extraction methods currently used at the Beaufor Mine are room and pillar and long hole methods.

  The Beaufor Mine ore is trucked to the Camflo Mill located approximately 49 kilometres from the mine site. Camflo Mill Inc., is 100% owned by Richmont Mines. The Camflo Mill, with a rated capacity of 1,200 tonnes per day, is a Merrill-Crow conventional type mill with circuits for crushing, grinding, gold cyanidation and precipitation using zinc powder.

  The historic average rate of recovery of the mill is 98.5% when ore extracted from the Beaufor Mine is milled. No major operating problems have been experienced at this mill nor are any anticipated in the near future. Usual maintenance and repairs are carried out when deemed appropriate.

  Production Summary

  During the year ended December 31, 2012, 19,055 ounces of gold were sold at an average price of US$1,666 (CAN$1,665). This compared to gold sales of 26,947 ounces of gold at an average price of US$1,576 (CAN$1,559) in 2011 and 22,258 ounces at an average sale price of US$1,253 (CAN$1,290) in 2010. Cash costs per ounce at the Beaufor Mine in 2012 increased to US$1,394 (CAN$1,393) from US$921 (CAN$911) in the prior year, as the benefits of lower cost per tonne were offset by the notably lower grade. 2011 cash costs at the Beaufor Mine increased from US$867 (CAN$892) in 2010 as a result of a higher cost per tonne that reflected a greater amount of development completed to access the ore zones, the effects of which were partially offset by an improved recovered grade.

		2012		2011		2010

Precious metals revenues (thousands of CAN$)		31,727		42,016		28,714

Ounces sold		19,055		26,947		22,258

Data per ounce of gold sold	US$	CAN$	US$	CAN$	US$	CAN$
Cash cost	1,394	1,393	921	911	867	892
Depreciation and depletion	110	110	72	71	62	64

Total	1,504	1,503	993	982	929	956

Average price obtained per ounce	1,666	1,665	1,576	1,559	1,253	1,290

2.	Francoeur Mine, Rouyn-Noranda, Quebec, Canada

  Location and Property Description

  The Francoeur property is located 25 km west of Rouyn-Noranda, Abitibi, Beauchastel Township, ranges IV and V, lots 1 to 9.

  Description of Mining Rights

  The Francoeur property consists of 12 mining claims, 3 mining concessions and 5 mining leases totalling approximately 408 ha.

Number of mining titles	Area	Expiration date
	(ha)
12 mining claims	118.76	Claims expire between 03/25/2013 and 12/28/2014
3 mining concessions	230.21	Mining concessions 194, 322 and 326: 01/31/2014
5 mining leases	103.95	Mining leases 776, 825, 826, 849 and 1006 expire between 09/07/2015 and 06/26/2032

20	452.92

  All of these claims will be renewed before the anniversary date by applying excess credits available or by the execution of the required works. For the mining leases, taxes are paid to the government every year to keep them in good standing. For mining concessions, geological work is performed to keep it in good standing or taxes are paid every year. Richmont Mines has an internal procedure and an external control to insure appropriate follow up regarding claim expiry dates. All the mining claims, mining concessions and mining leases were in good standing in 2012 and are expected to be for 2013. A mining lease was obtained for the West Zone area in 2012. Two claims were suspended following the reception of the mining lease, as a result of their area having been modified. A detailed list and map of locations can be found in the amended technical report for the Francoeur Mine as of August 17, 2012 filed under the Corporation’s profile on the SEDAR website at www.sedar.com.

  Ownership of Mining Rights

  All mining titles on the Francoeur property are held by Richmont Mines.

  Mining Royalties

  There are no royalties or back-in-rights related to any of the mining claims, mining leases and mining concessions.

  Environmental Obligations and Permits

  A closure plan was submitted in 2012 to the Ministère des Ressources naturelles (the “MRN”), pursuant to which financial guarantees have already been submitted. Also, following the announcement of the end of mining activities, Richmont began a gradual closure process. The Corporation will provide the authorities with the required information and plans.

  Infrastructure

  The Francoeur property includes two vertical shafts with their headframes. The 477-metre shaft No.6 provided access to levels 4 to 11, and it now serves for the ventilation purposes. A machine shop, a core shack and a warehouse are regrouped in this same area.

  The 818-metre Jean-Guy Rivard shaft (No.7) is located 650 metres northeast of the No.6 shaft. The Jean-Guy Rivard shaft was sunk by Richmont Mines, giving access to six (6) additional levels (12 to 17). The headframe also included a service building containing a covered ore bin, the main office and a dry room. A hoist room, an air compressors room, an electric room are grouped in this same area.

  There are no mill facilities at the mine site, and accordingly, no mine tailings were left in place, except in the area of the old tailings between shaft No.1 and No.2 in the eastern part of the property.

  From 1993 to the end of mining activities in 2001, the ore was sent to Richmont Mines’ Camflo Mill in Malartic. This waste contains 0.4% sulphur, this material has a positive neutralizing potential and is not generating acidic drainage (H2SO4). Richmont Mines also used the Camflo Mill to treat the ore from the West Zone in 2012. Consequently, no mine tailings have been stored on the site. Only a non-acid generating waste stock pile is on the mining site.

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

  The “West Zone” is located to the west of the No.3 deposit. It is composed of two zones, the Main Zone (West) and the Footwall Zone (FW), both located in the Francoeur-Wasa shear zone and dipping northward at about 30 to 40°. Gold-bearing mineralization is closely associated with albite-pyrite alteration. This zone apparently differs from the No.3 orebody by its apparent NW plunge instead of the NE plunge generally observed elsewhere.

  Accessibility

  The property is easily accessible by Provincial road 117 that joins Rouyn-Noranda and the little community of Arntfield. From there, a secondary road (Provencher Avenue North) leads northwest for 3.2 km to the Francoeur No.6 and Jean-Guy Rivard shafts. A number of gravel and bush roads crosscut the property over a few hundred metres in all directions.

  Climate

  The average temperatures are -17.2° C in January and +17.2° C in July based on measurements taken over 30 years in this area. There is an average maximum of 61 cm of snow in December and 101.9 mm of rain in September.

  Local Resources

  Rouyn-Noranda (pop. 41,475) is a well established mining community offering a vast amount of services. The Horne copper smelter is the most important employer with a workforce of more than 500.

  Physiography

  The area straddles in the coniferous and boreal zone. The forest cover is composed of 50% leafy and 50% resinous trees with moderate commercial value.

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

  In June 1991, RMR’s name was changed to Richmont Mines Inc.

  On October 1st, 1991, development work was completed and commercial production began at a rate of 400 tonnes per day. From 1992 to 1994, production was increased from 500 tons to 800 tonnes per day.

  In June 1992, Richmont Mines acquired Lac Minerals’ 50% share of the Francoeur and Wasamac properties.

  In 1993, Richmont Mines bought the Camflo Mill and began processing Francoeur’s ore. The ore was previously processed at East Malartic Mill (Québec) and Deak Resources in Virginiatown, Ontario.

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

  Following the closure of the mine, minimal exploration work was conducted to keep the mining concessions and leases in good standing and only 4 exploration holes were drilled from surface between 2005 and 2007. The target was an auriferous shear subsidiary to the Francoeur-Wasa shear zone. As a result of the higher gold price over the last few years, Richmont decided to proceed with an exploration program.

  An exploration drilling program was completed in 2009 with approximately 7,500 m of drilling.

  A technical 43-101 report was produced in 2009 and the dewatering of the mine was undertaken.

  At the end of 2009, 8 out of the mine’s 17 levels had been dewatered, and the surface infrastructure had been fully re-commissioned. The Corporation began drift excavation and underground mine preparation work on this property when dewatering of the mine was completed at the end of the second quarter of 2010. As of December 31, 2010, 1,239 metres of underground development had been completed.

  From 2010 to November 2012, 639 diamond drill holes were done over a total of 46,489 metres to define the West Zone. A new reserve estimate was completed in June 2012 and a 43-101 Technical Report was filed on SEDAR on August 17, 2012. Furthermore, an exploration drift and rehabilitation work were done on levels 12 to 17 as was the access ramp between levels 16 and 17. The Francoeur Mine began commercial production on August 1st, 2012. The ramp was being advanced below level 17 until the announcement of the mine closure on November 29th, 2012.

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

  2012 Development

  In 2012, necessary developments were completed permitting the Francoeur Mine to begin commercial production on August 1st, 2012. At the end of November, the mine had 153 employees, an increase from the 119 employees at the end of 2011. Development rhythm to access reserves below the 17th level was as planned for the year. At the announcement of the mine closure on November 29, 2012, mechanized sub-level 18-3 had been reached and ore development had been completed over several metres. A total of 4,107 metres of underground development and 23,567 metres of definition drilling were completed during the year at Francoeur.

  On November 29th, 2012, the Corporation announced the immediate closure of the Francoeur Mine. Constant high production costs due to low gold grade, difficult mining conditions and the lack of experienced miners required to run the mine in those particular conditions, within a context in which Management was not able to see significant improvements in the future, were the main factors which led to the decision to close the mine. Gold commercial production at the mine ceased on November 30th, 2012 and the Corporation subsequently began the estimated 4 months closing process.

  Exploration

  A considerable amount of exploration and development work has been carried out on the Francoeur property since the discovery of the first gold-bearing veins in the 1920’s. Richmont Mines has carried out major underground exploration programs along extensions of known mining blocks.

  Methodology

  Generally, most of the boreholes at the Francoeur deposit were set-up on transversal sections allowing them to intersect mineralized zones at a right angle. Off-section holes were drilled when underground openings were not available.

  Exploration programs were generally split into two categories:

    20 m x 30 m spaced exploration holes;

    10 m x 15 m spaced definition holes.

  For the West Zone, because exploration boreholes were set-up in the footwall of the mineralized zones, they crosscut them at a very acute angle. For example, borehole R-882B started at a dip of -46° and finished 697.08 m deeper at a dip of 0°. The West Zone, which dips 42° north, was intersected over 9.90 m along the core (from 547.80 to 557.70 m and represents, in fact, a horizontal width of 2.64 m or a true thickness of 1.70 m).

  Definition drilling done in the West Zone was planned to intersect as perpendicularly as possible the mineralized zone. The drilling spacing can go down to 10 m x 15 m in certain areas.

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

  Two sampling methods were applied at the Francoeur Mine:

(1)

  Core sampling: sample lengths of exploration holes with varying geological parameters such as, for example, the amount of sulphides on both walls of a vein. The core of exploration holes was split in half with a diamond saw blade leaving a remaining sample as a reference for any subsequent detailed studies. Rejects were stored three months at the assay lab and, after that period of time, they could be shipped to the client if requested. When mineral resources were found by any exploration programs, a definition drilling program was initiated to verify the repeatability of the grades and better define the geometry of the orebody. Core from definition holes were analyzed entirely.

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

  Assays

  Expert Laboratory of Rouyn-Noranda was the laboratory used for sample assaying in 2012.

  The sampling and assaying procedures of Expert Laboratory are:

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

  Samples are dried if necessary and then reduced to -1/4 inch with a jaw crusher. The jaw crusher is cleaned with compressed air and barren material between sample batches. The sample is then reduced to 90% -10 mesh with a roll crusher. The roll crusher is cleaned between samples with a wire brush and compressed air and barren material between sample batches. The first sample of each sample batch is screened at 10 mesh to determine that 90% passes 10 mesh. Should 90% not pass, the roll crusher is adjusted and another test is done. Screen test results are recorded in the log book provided for this purpose. The sample is then riffled using a Jones type riffle to approximately 300 g. Excess material is stored for the client as a crusher reject. The 300 g portion is pulverized to 90% -200 mesh in a ring and puck type pulverizer, the pulverizer is cleaned between samples with compressed air and silica sand between batches. The first sample of each batch is screened at 200 mesh to determine that 90% passes 200 mesh. Should 90% not pass, the pulverizing time is increased and another test is done. Screen test results are recorded in the log book provided for this purpose.

  Gold fire assay geochem

  A 29.166 g sample is weighed in a crucible that has been previously charged with approximately 130 g of flux. The sample is then mixed and 1 mg of silver nitrate is added. The sample is then fused at 1,800º F for approximately 45 minutes. The sample is then poured into a conical mold and allowed to cool. After cooling, the slag is broken off and the lead button weighing 25 – 30 g is recovered. This lead button is then cupelled at 1,600º F until all the lead is oxidized. After cooling, the dore bead is placed in a 12 X 75 mm test tube. 0.2 ml of 1:1 nitric acid is added and allowed to react in a water bath for 30 minutes. 0.3 ml of concentrated hydrochloric acid is then added and allowed to react in the water bath for 30 minutes. The sample is then removed from the water bath and 4.5 ml of distilled water is added. The sample is thoroughly mixed, allowed to settle and the gold is determined by atomic absorption.

  Each furnace batch is comprised of 28 samples that include a reagent blank and gold standard. Crucibles are not reused until the result of the sample that was previously in each crucible has been obtained. Crucibles that have had gold values of 200 ppb are discarded. The lower detection limit is 5 ppb and samples assaying over 1,000 ppb are checked gravimetrically.

  Gold fire assay gravimetric

  A 29.166 g sample is weighed in a crucible that has been previously charged with approximately 130 g of flux. The sample is then mixed and 2 g of silver nitrate is added. The sample is then fused at 1,800º F for approximately 45 minutes. The sample is then poured in a conical mold and allowed to cool. After cooling, the slag is broken off and the lead button weighing 25 – 30 g is recovered. This lead button is then cupelled at 1,600º F until all the lead is oxidized. After cooling, the dore bead is flattened with a hammer and placed in a porcelain parting cup. The cup is filled with 1:7 nitric acid and heated to dissolve the silver. When the reaction appears to be finished, a drop of concentrated nitric acid is added and the sample is observed to ensure there is no further action. The gold bead is then washed several times with hot distilled water, then is dried, annealed, cooled and weighed.

  Each furnace batch is comprised of 28 samples that include a reagent blank and gold standard. Crucibles are not reused until the result of the sample that was previously in each crucible has been obtained. Crucibles that have gold values of 3.00 g/t are discarded. The lower detection limit is 0.03 g/t and there is no upper limit. All values over 3.00 g/t are verified before reporting.

  Quality control

  A “Quality Assurance/Quality Control” (“QA/QC”) program was followed in 2012. One Rocklabs official standard and one blank sample were added to every 100 sample lot sent to Expert Laboratory.

  Security of Samples

  In 2012, Francoeur’ samples were brought to the laboratory by laboratory people.

  Mineral Reserve Estimates

  All the results of the definition drilling done in 2011 and in the beginning of 2012 were used to do the re-estimation of the Francoeur Mineral reserve in June 2012. Mining costs, gold price and cut-off grade were also updated. As of June 15th, 2012, proven and probable reserves of the Francoeur Mine were re-estimated to be 504,687 tonnes at a grade of 4.78 g/t Au for a total of 77,580 ounces of gold. Technical parameters used for this reserve estimation are described in the technical report filed on SEDAR on August 17th, 2012. See “ITEM 3. KEY INFORMATION - D. Risk Factors – Risks Associated with the Mining Industry – The estimates of mineral reserves and forecasts of the production are subject to numerous uncertainties, and the production and recovery of reserve estimates appearing in the Annual Report may not be realized” for a discussion of the risks inherent in estimating reserves and production.

  When the mine was closed on November 30th, 2012, the Corporation decided to retain a crew of miners to muck out all the blasted material that remained in the stopes. A new reserve estimation as of December 31th, 2012, was completed for the Francoeur Mine. Only the blasted material remaining in the stopes and the material in surface ore stockpiles was accounted for as reserves. All the mineralisation that was defined by underground development and by all the definition drilling assay results received as of November 29, 2012 was reclassified as resources.

  Mining methods

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

  Cut-off Grade

  A cut-off grade of 4.30 g/t was used for the December 31, 2012 final reserves calculation.

  Mineral Reserve Estimation

  Following the closure of the Francoeur Mine on November 30, 2012, only broken tonnes in the stopes and broken tonnage in stockpiles have been considered as reserves.

  As at December 31, 2012, the Mineral Reserves of the Francoeur Mine are estimated at:

Reserve Category	Tonnes	Grade	Au
	(metric)	(g/t Au)	(oz)
Proven (broken underground)	5,826	4.48	839
Proven (broken in stockpile)	2,613	4.61	387

Total proven	8,439	4.52	1,226

  Mining Operations and Metallurgy

  Francoeur commercial production began on August 1st, 2012 and ceased on November 30, 2012. The Francoeur Mine was in commercial production for 4 months.

  In 2012, 62,204 tonnes of ore from the Francoeur Mine were treated at the Camflo Mill at a grade of 4.05 g/t, producing 8,089 ounces of gold. The mucking of the underground blasted ore and the treatment at the Camflo Mill will continue during the first quarter of 2013.

3.	Island Gold Mine, Dubreuilville, Ontario, Canada

  Location and Property Description

  The Island Gold Mine is located approximately 50 km northeast of Wawa, Ontario, in the Sault Ste. Marie Mining Division. Dubreuilville, Ontario, is approximately 10 km northwest of the Island Gold Mine.

  Description of Mining Rights

  The Island Gold property is divided in seven parts and consists of 189 patented, leased and staked claims totalling 5,912 ha.

Property	Number of	Area (ha)	Expiration date	Richmont Mines
	claims			Ownership (%)
Kremzar	20	398	Patented Claims: taxes are paid every year, 2 Mining Leases: 02/28/2022 to 06/30/2030	100

Lochalsh	31	370	Patented Claims: taxes are paid every year Mining Leases: 06/30/2030 to 03/31/2032 Claims: 03/26/2013 to 04/25/2014	100

Goudreau	64	1,007	Patented Claims: taxes are paid every year 1 Claim: 08/20/2013	100

Island Gold	25	3,326	Claims: 03/05/2013 to 10/25/2014	100

Edwards	43	707	Patented Claims: taxes are paid every year Claim: 04/05/2013 to 07/24/2014	100

Ego	3	64	Patented Claims: taxes are paid every year Claims: 06/03/2014	100

Salo	3	40	Patented Claims: taxes are paid every year Claims: 06/08/2013 to12/28/2013	100

  The claims will be renewed by applying excess credits available before the anniversary date. Taxes are paid annually to the government to keep Patented Claims and Mining Leases in good standing. Richmont Mines has an internal procedure to ensure monitoring of the claims expiry dates. All of these mining claims, mining leases and patented leases were in good standing in 2012 and are expected to be for 2013. A mining lease has been renewed in 2012. A detailed list and map of locations can be found in the Island Gold 43-101 Technical Report dated May 15, 2007, and filed on May 25, 2007 under the Corporation’s profile on the SEDAR web site at www.sedar.com.

  Summary of Agreements

  Richmont Mines entered into an agreement with Patricia Mining on August 28, 2003. Under the agreement, Richmont Mines completed a private placement investment of $1.0 million in common shares of Patricia Mining at $0.50 per share and obtained an option to acquire a 55% interest in the Island Gold property by investing up to $10 million or by bringing the project into commercial production. This initial investment was used to partly finance a $3 million exploration program on the Island Gold project. On December 3, 2004, Richmont Mines decided to invest up to $10 million in order to acquire a 55% interest in this project. Richmont Mines became the project operator as of January 1, 2005. During the course of the fourth quarter 2005, after having fulfilled its obligation to invest $10 million for the project development, the Corporation acquired its 55% interest.

  In January 2006, Richmont Mines and Patricia Mining announced the purchase of the remaining joint venture interest of Algoma Steel Inc. (“Algoma”) in the Goudreau property near Dubreuilville, Ontario, for $100 thousand. The property remains subject to the 15% net profits interest royalty as per the original joint venture agreement between Algoma and Patricia Mining.

  On December 16, 2008, Richmont Mines acquired all of the common shares of Patricia Mining that it did not already own pursuant to a plan of arrangement under the Business Corporations Act (Ontario). As a result of this transaction, Richmont Mines owns a 100% interest in the Island Gold Mine.

  On May 9, 2012, Richmont Mines acquired Red Pine Exploration’s remaining 25% interest in the Edwards property, bringing the Corporation’s ownership to 100%, and on June 13, 2012, the Corporation acquired the Salo property, which includes 3 claims located to the East of the Island Gold Mine.

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

  Mining Royalties

  All the Island Gold properties held by Richmont Mines are subject to the payment of royalties and financial contractual obligations. Details can be found in the Island Gold 43-101 Technical Report dated May 15, 2007 and filed on May 25, 2007 under the Corporation’s profile on the SEDAR website at www.sedar.com.

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

  Red Pine Exploration owns a 2% NSR on the Edwards property.

  Environmental Obligations and Permits

    The permit to operate the Kremzar Mill, located on the Island Gold Mine property, was amended in September 2008 to include water treatment to clarify the effluent of the primary pond. The treatment is done by adding a coagulant and a flocculant. The new permit number is 0734-7HYHVH.

    The Lochalsh closure plan was approved on April 30, 2007. As of December 31, 2010, an amount of $183.5 thousand is in place to cover the closure costs.

    The Ontario Ministry of Northern Development and Mines ("MNDM") has a financial guarantee of $979.1 thousand for Kremzar which is distributed as follows: $572.6 thousand for demolition costs of the mill (costs discounted at the end of May 2010 by an outside firm), $11.0 thousand for others costs and $395.6 thousand for the Kremzar Mine (costs discounted at December 31, 2009 and accepted by the MNDM in January 2010). These costs were also reconfirmed by the amendment of September 2010 for the enhancement of existing dikes.

  Infrastructure

  The Island Gold Mine infrastructure includes the primary tailings pond, the secondary settling pond, the Kremzar Mill (a carbon-in-pulp mill with a capacity of 850 tonnes per day), the Lochalsh ramp and portal, the mine access road, and the hydro lines. An office, a core logging and storage facility, and a locker-room are also located on the Kremzar Mine site.

  Location of Mineralized Zones

  The mineralized zones, including the reserves of the Island Zone and underground infrastructure, are located on mining leases 991853, 991854 and 991852 and patented claim 2075 of the Lochalsh property, and the ramp and waste pad are on patented claims 1776 and 1710 of the Goudreau property. The reserves of Lochalsh are located on mining leases 825288 and 825287 of the Lochalsh property.

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

  Local Resources and Infrastructure

  Wawa has a population of approximately 3,500. Dubreuilville was a forestry community with a lumber mill which is now closed and a population of approximately 900. The Island Gold Mine is also within a few kilometres of railway lines operated by Canadian National Railways and Algoma Railways. Sidings for each of these railway lines are located at the villages of Goudreau and Lochalsh.

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

  Exploration History

  In 1983, Canamax Resources Inc. (“Canamax”) and Algoma formed a joint venture to evaluate the mineral potential of Algoma's 117 patented claims covering the Goudreau iron range. In 1985, drilling by Canamax about two kilometres south of the Kremzar mine intersected a series of sub-parallel lenses containing gold mineralization within deformed rocks of the Goudreau Lake Deformation Zone (“GLDZ”). These lenses are known as the Lochalsh, Island Gold, Shore and Goudreau Lake zones. During 1989 and 1990, a 1,280 metre long ramp was driven into the Island deposit beneath Goudreau Lake from an adit on the north shore. Drifts and raises totalling 382 metres were developed on two levels at depths of 125 metres and 140 metres below the Goudreau Lake elevation. A bulk sample weighing 4,167 tonnes was extracted and processed at the Kremzar Mill.

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

  During 2009, underground drilling at the Island Gold Mine represented 212 drill holes totalling 26,914 metres. Approximately half of these metres were exploration holes in the Lochalsh, Goudreau and Extension-2 zones. The drilling confirmed the presence and continuity of the targeted zones. A surface diamond drilling program was implemented in conjunction with the underground drilling. The goal of this program was to primarily test the near surface eastern and western extensions of the known zones in the vicinity of Island Gold Mine.

  In 2010, Richmont Mines continued its underground exploration program via drilling and drifting. The excavations were done in waste rock to continue the exploration access drifts towards the Extension-2 sector of the E1E Zone, the Goudreau and the Lochalsh zones. This development also permitted exploration diamond drilling in the Extension-2 sector of the E1E Zone, the Lochalsh and the Goudreau zones. During 2010, underground drilling at the Island Gold Mine included 12,110 metres of definition drilling and 24,423 metres of exploration drilling. These metres were exploration holes in the Lochalsh, Extension-1, Goudreau and Extension-2 zones. Drilling confirmed the presence and continuity of the targeted zones. The delineation drilling into the Extension-1 sector of the E1E and the Lochalsh sector permitted the conversion of Probable Reserves into Proven Reserves. The exploration drilling in the Extension-2 sector of the E1E resulted in the addition of Probable Reserves. A surface diamond drilling program was implemented in conjunction with the underground drilling during 2010. The goal of this program was to primarily test the eastern, western and depth extensions of the known zones in the vicinity of Island Gold Mine. The 2010 surface exploration drill program was completed in December 2010. The program consisted of 30,015 metres. The drilling on the projected eastern, western and depth extensions of the mine structure horizon was successful in identifying the continuance of similar alteration, mineralization and shearing over one kilometre east of the Island Gold Deposit under Goudreau Lake.

  A total of 58,958 metres of drilling were completed in 2011. Nearly 26,000 metres of underground definition drilling were completed in the areas of Lochalsh, Goudreau and Extensions 2 and 3. These holes have allowed, along with others, for the conversion of a portion of the resources into reserves. Drilling below the 400 level was mainly done from the surface and once again demonstrated the depth potential of this mine. More specifically, drilling has identified four main areas (G, C, D and E1E) between the -500 and -900 m levels over a 150 metre corridor extending between the Main Island and Lochalsh areas.

  A total of 85,509 metres of drilling was done in 2012 at Island Gold, nearly 60,534 metres of which were done underground. Definition drilling in Lochalsh, Goudreau and Extensions 2 and 3 permitted, along with other drill holes, to convert a part of resources into reserves. Drilling below the 400 level was done from surface and from underground, and demonstrated the potential at depth of this mine (Island Gold Deep program).

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

  Mineralization

  Within the GLDZ are a series of parallel shear zones, up to 25 metre wide by several hundred metres long, with dips ranging from -70° to -90°, that host the gold mineralization. Moderate to high strain intensity is present within the shear zones containing pervasive alterations occurring in the form of iron carbonate, silica and calcite. Within areas of intense sericitization and silicification with 2% to 5% pyrite are narrow, subparallel quartz veins carrying gold mineralization. Gold is found primarily in quartz stringers and in veins 1 centimetre to 1.5 metres wide. Finely disseminated gold occurs in clusters up to 3 mm in diameter.

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

  The mineralized C Zone, which is being defined, corresponds to the continuation at depth of the mineralized zones which are mined at present above the -400 m level. The mineralization undergoes an inflection southward between the -400 m and -500 m levels, before returning with a high dip southward at depth. The average width of the mineralized C Zone is approximately 4.5 metres, wich is above the average of 2.7 metres in mineralized zones above the level 400 m. Also, it seems that the number of gold-bearing quartz veins inside the alteration zone of the C Zone is slightly greater, with also numerous drill holes containing some visible gold, which translates into a higher average grade.

  2012 Results

  Production

  For the 12 months ended December 31, 2012, 246,743 tonnes of ore were processed at the Island Gold Mine at an average recovered grade of 5.45 g/t, and 41,686 ounces of gold were sold at an average price of US$1,666 (CAN$1,665) per ounce. This compared to 261,731 tonnes of ore processed at an average recovered grade of 6.10 g/t, and gold sales of 49,196 ounces at an average price of US$1,566 (CAN$1,549) per ounce for 2011. The year-over-year variation reflected a 6% decrease in tonnage and a 10% decrease in recovered grades slightly offset by a small increase in the recovery rate. Cash costs at Island Gold increased in Canadian dollars during the last 12 months, from US$766 (CAN$758) in 2011 to US$884 (CAN$884) in 2012, primarily a reflection of the decrease in recovered grade and higher mining costs as fewer tonnes were processed.

  Island Gold Mine

	2012	2011	2010

Tonnes	246,743	261,731	251,237
Head grade (g/t)	5.45	6.10	5.95
Gold recovery (%)	96.45	95.91	95.49
Recovered grade (g/t)	5.25	5.85	5.68
Ounces sold	41,686	49,196	45,865
Cash cost per ounce (US$)	884	766	783

Investment in property, plant and equipment (thousands of CAN$)	8,364	4,959	4,650
Exploration expenses (thousands of CAN$)	10,969	5,549	4,561

Deferred development (metres)	1,135	1,821	2,478

Diamond drilling (metres)
Definition	16,425	13,080	12,110
Exploration	69,084	45,878	54,438

  Exploration

  Richmont’s objective is to increase the reserves of this property and the Corporation remains confident regarding the long-term possibilities of Island Gold. To this end, an exploration drilling program totalling 69,084 metres was completed in 2012 from the new underground exploration drift being extended towards the -470 m level. Emphasis was placed on underground and surface exploration, and was specifically focused on the program at depth (Island Gold Deep).

  Less definition and delineation drilling was completed during 2012 near the mine infrastructures, which resulted in a decrease in the reserves of the mine. The Corporation plans to complete 79,700 metres of drilling at Island Gold in 2013 with a dual purpose of defining new reserves near current infrastructures of the Island Gold Deep (C Zone and other previously identified zones).

  In 2013, the Corporation plans to extend the existing ramp from its current depth of 450 metres below surface, and to commence work on the first segment of a vertical shaft which will be raise-bored from a depth of 450 metres to surface.

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

  Sampling

  The drill hole sampling approach is defined to coincide with lithological contacts, and samples have a minimum width of 0.3 metres and a maximum length of one metre. The core recovery is very good and can be considered to be representative.

  The panel (or chip) sampling method consisted of taking horizontal representative samples of the geology (units or alteration) that was exposed either in the face or in the adjacent walls. The samples weighed an average of 1.5 kg to 2 kg for a zone of 1.5 vertical metres by 0.3 to 1.0 horizontal metres. Each face was sampled and the number of assays varied based on the geology and the opening.

  The drill cores and chip samples are representative and the mineralization style, with the presence of quartz veins and free gold, shows a nugget effect.

  Assays

  Swastika Laboratories (2008) Ltd. of Swastika, Ontario, was used to perform fire assay, gravimetric and specific gravity analyses for the underground drilling and development program in most part of 2011. During 2012, core samples were sent to Expert Laboratory in Rouyn-Noranda, QC, and also at Actlabs Laboratory located in Geraldton, Ontario. Many underground muck and chip samples were sent to the Wesdome assay lab in Wawa. Swastika laboratories are accredited ISO 9001-2000, and hold a Certificate of Laboratory Proficiency (PTP-MAL).

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

  The step-by-step procedure for sample analyses is briefly described as follows:

1)	Dry samples, if required;

2)	Crush total sample to ½ inch (Jaw Crusher);

3)	Split approximately 350 g using a Riffle Jones;

4)	Remaining rejects are placed in a plastic bag and packed in cartons with sample numbers listed on the outside;

5)	Pulverize the 350 g sample;

6)	Homogenize the pulp: it is then ready for assay;

7)	Samples are then analyzed by fire assay with an absorption atomic or gravimetric finish. A total of 30 g of representative material are subjected to the fire assay and to gravimetric finish.

  The Pulp and Metallic Method was used to overcome sampling difficulties caused by coarse particles of gold, native silver or other similar metals that do not pulverize very well.

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

  Following a study showing that there was a good correlation between fire assay with gravimetric finish and metallic results, it was decided in 2011 to stop using the metallic method.

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

  In 2011 and 2012, the QA/QC program was still in place with the addition of certified standards applied to samples submitted to the laboratory (Swastika, Expert Laboratory of Rouyn-Noranda and Actlabs of Geraldton). Each laboratory has its own QA/QC program with the addition of analytical blank standards and certified reference standards to each batch of assays.

  Security of Samples

  In 2005, the core logging facility and core storage area were established on the Kremzar Mine and milling site. A trailer was installed on site and is used as a core logging facility. A separate room was installed for core sawing and sample packing. The cores are stored outdoors in covered racks or as separate cross-piles. There is a gate on the mine access road and there are personnel working on site at all times. Individual sample bags are sealed. The samples are placed in large rice fiber bags and placed on pallets. Shipping of samples is done by a transportation company. Once in Swastika, the samples are collected by Swastika Laboratories staff and brought to the laboratory. The underground channel samples are shipped to the River Gold laboratory in Wawa by Island Gold staff.

  In 2012, a new and more functional coreshack was built near the old one on the Island Gold Mine site.

  Mineral Reserve Estimates

  Proven and Probable reserves at the Island Gold Mine were estimated at 785,221 tonnes of ore at a grade of 5.60 g/t, for 141,456 ounces of gold at December 31, 2012. This compared with Proven and Probable reserves of 959,523 tonnes of ore at a grade of 5.57 g/t, for 171,814 ounces of gold at December 31, 2011. The decrease reflects gold sales of 41,686 ounces from this mine during 2012, partially offset by additional reserves obtained from 16,425 metres of definition drilling completed during the year. Proven and Probable reserves at December 31, 2010 were 818,066 tonnes of ore at a grade of 6.13 g/t for 161,197 gold ounces. The increase from 2010 to 2011 was attributable to definition drilling during 2011, the results of which allowed Island Gold to replace its 2011 annual gold production.

  At December 31, 2012, Mineral Reserve estimates were supervised by Daniel Adam, P.Geo., Ph.D., Vice-President, Exploration, an employee of the Corporation, who is a qualified person under Regulation 43-101. Factors and parameters used in the determination of the Mineral Reserve estimates are based on the knowledge of the Island Gold Mine as of December 31, 2012.

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

  See “ITEM 3. KEY INFORMATION - D. Risk Factors – Risks Associated with the Mining Industry – The estimates of mineral reserves and forecasts of the production are subject to numerous uncertainties, and the production and recovery of reserve estimates appearing in the Annual Report may not be realized” for a discussion of the risks inherent in estimating reserves and production.

  Mineral Reserve Estimates

  General

  The database and the parameters used to estimate the Mineral Reserves are based on the results from 2012, the forecast for 2013 and information available as at December 31, 2012 (January 25, 2013 for the C Zone at depth). The technical parameters were reviewed by Daniel Adam, P.Geo., Ph.D., Vice-President, Exploration, an employee of the Corporation. Thus, both the dilution and the ore-recovery factors by mining methods used in the reserve estimate are based on mining methods. All these factors and parameters will be updated on an annual basis in order to account for changes in mining operations.

  Technical Parameters

  The main parameters used to estimate Mineral Reserves are as follows:

    A cut-off grade of 3.0 g/t Au fixed with a gold price at CAN$1,450 per ounce with an exchange rate of CAN$1.00/US$1.00;

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

  Estimation Method

  At the Island Gold Mine, the Gemcom GEMS 6.3.1 software was used to prepare the calculation. The reserve estimates were calculated following two distinct methods. Reserve estimation was done with block model using an inverse distance to the power 2 calculation for Island Main, Lochalsh and Goudreau sectors and using Ordinary Kriging for Extension 1 and 2.

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

  Cut-off Grade

  The cut-off for the stope was established at 3.0 g/t Au. This cut-off was calculated using among other things 2012 production costs and anticipated 2013 production costs.

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

  Dilution and mining recovery rates are included in the reserve calculation.

  Reserve Table

  As of December 31, 2012, the Mineral Reserves of the Island Gold Mine are estimated at:

Reserve Categories	Tonnes	Grade	Au1
	(metric)	(g/t Au)	(oz)
Proven	428,958	5.42	74,807
Probable	356,263	5.82	66,649

Total (Proven + Probable)	785,221	5.60	141,456

[1] Before mill recovery of 95%

  As of December 31, 2012, the Mineral Reserves at Island Gold were 141,456 ounces of gold, calculated using a long-term gold price of CAN$1,450 per ounce and an expected mine life of approximately three years.

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

  Gold recovery of the CIP circuit at the Kremzar mill is 95%.

  For the 12 months ended December 31, 2012, 41,686 ounces of gold were sold from the Island Gold Mine at an average price of US$1,666 (CAN$1,665) per ounce. This compared to gold sales of 49,196 ounces at an average price of US$1,566 (CAN$1,549) per ounce in 2011. Cash costs at Island Gold increased in Canadian dollars during the last 12 months, from US$766 (CAN$758) in 2011 to US$884 (CAN$884) in 2012, primarily as a reflection of the decrease in recovered grade and higher mining costs as fewer tonnes were processed.

		2012		2011		2010

Precious metals revenues (thousands of CAN$)		69,421		76,223		58,468

Ounces sold		41,686		49,196		45,865

Data per ounce of gold sold	US$	CAN$	US$	CAN$	US$	CAN$
Cash cost	884	884	766	758	783	806
Depreciation and depletion	181	181	161	159	115	118

Total	1,065	1,065	927	917	898	924

Average price obtained per ounce	1,666	1,665	1,566	1,549	1,238	1,275

4.	Exploration Projects and Other Properties

  General

  Richmont Mines owns or holds interests in many mining properties at different stages of exploration. The following table outlines Richmont Mines’ interest in its exploration properties as at December 31, 2012.

Property	Year of acquisition	Number of Mining titles	Participation[1]
Quebec
Monique	1994	18	100%
Wasamac	1988	4	100%
Camflo Northwest	2005	13	80%
Ontario
Sewell	2002	6	100%
Cripple Creek	2002	27	100%
[1]	The Corporation will be required to pay royalties if some of these properties are brought into commercial production.

4.1	Wasamac, Quebec, Canada

  Location and Property Description

  The Wasamac property is located approximately 15 km west of Rouyn-Noranda, Quebec, within the heart of the Abitibi gold mining district.

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

  Environmental Obligations and Permits

  Restoration work of drilling sites was done in 2012 and is expected to be completed in 2013. To the knowledge of the Corporation, all necessary permits and approvals were sought and obtained for the work completed to date.

  Infrastructure

  In the past, the Wasamac Mine had an inclined shaft dipping to the North in the footwall of the Main Zone that was approximately 420 m deep. Drifting was done on 7 main levels (every 200 feet) until approximately -400 m below surface. Two lateral drifts accessed zones 1 and 2 towards the east (at the 400 foot and 800 foot levels). The mine was closed in 1971 and is now entirely flooded. All infrastructure was dismantled and equipment removed.

  The surface rights covering the area of the old infrastructure and of the tailings pond are still owned by Richmont.

  Hydro-Québec electric power is available from a provincial hydro line which runs along Provincial Highway 117.

  The Ontario Northland Railway runs north of the property, parallel to Provincial Highway 117.

  Location of Mineralized Zones

  The main mineralized zones currently known on the Wasamac property are located within the Wasa shear zone. This shear zone runs through the center of the property, and has an East-West orientation and a dip of about 50° to the North.

  Accessibility

  The property is located 15 km west of Rouyn-Noranda, province of Quebec in Canada. It is easily accessible from the Provincial Highway 117 that joins Rouyn-Noranda and the little community of Arntfield. The Wasamac property is directly accessible from Provincial Highway 117 and from a secondary road (Rang des Cavaliers) which leads directly to it.

  Climate

  The average temperatures are -17.2° C in January and +17.2° C in July based on measurements taken over 30 years in the area. There is an average of 61 cm of snow in December and 101.9 mm of rain in September.

  Local Resources and Infrastructure

  Rouyn-Noranda (pop. 41,475) is a well established mining community offering a vast amount of services. The Horne copper smelter is the most important employer with a workforce of more than 500 employees. Skilled administrative personnel, technicians, geologists, mining engineers and experienced miners are available in the area. However, as several advanced staged projects are currently active in the vicinity, it is now more difficult to find, recruit and retain manpower.

  Physiography

  The area straddles the coniferous and boreal zones. The forest cover is composed of 50% leafy and 50% resinous trees with a moderate commercial value.

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

  During the period from 1945 to 1948, an inclined shaft was sunk at a 55° angle down to the 1,000 foot level which was followed by significant development work on five underground levels. Ore reserves established at the time stood at just over 2 million tonnes at an average grade of 5.28 g/t Au (Regulation 43-101 non-compliant).

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

  In 2011, a total of approximately 52,000 metres of drilling was completed on the Wasamac property.

  In March 2012, the Corporation announced the results of an independent Regulation 43-101 compliant Preliminary Economic Assessment (“PEA”) for the Wasamac gold project. According to the PEA which assumed a gold price of CAN$1,350 per ounce, the estimated total potential mine life would be 14 years with production of 6,000 tonnes per day, and an annual production of 140,000 ounces of gold. The PEA similarly estimated that the total life of mine recovered production would be 1.75 million ounces of gold at an average cash cost of US$688 per ounce, or CAN$46.15 per tonne. The undiscounted cash flows of this project was estimated to be CAN$405 million with an internal rate of return of 7% and a payback of 8 years. See “ITEM 3. KEY INFORMATION - D. Risk Factors – Risks Associated with the Mining Industry – The estimates of mineral reserves and forecasts of the production are subject to numerous uncertainties, and the production and recovery of reserve estimates appearing in the Annual Report may not be realized” for a discussion of the risks inherent in estimating reserves and production.

  Following 2012 drilling results, Richmont announced that scheduled technical work and permitting efforts would continue as planned in 2013 at Wasamac, however, no additional exploration and development activities would be undertaken on the asset. This decision was made following several months of project optimization studies, from which Richmont concluded that alternative scenarios did not currently offer a meaningful economic improvement in the current gold price environment, over the initial Preliminary Economic Assessment outlined in the Corporation’s March 28, 2012 press release.

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

  Zone 4: This new mineralized zone was discovered with the exploration drilling conducted in 2012. This small mineralized zone was intersected at the eastern edge of the property, it extends onto the neighboring Globex Mining Enterprises claim.

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

  The most recent exploration programs conducted on the Wasamac property were completed between 2002 and 2012 by the Corporation.

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

  In 2010, as a result of the favourable gold price, Richmont decided to restart work on the Wasamac property. Richmont began a 10,000 m drilling program on this property in May 2010, with the goal to evaluate the potential for an underground bulk mining operation. Subsequent to favorable results being obtained, the 2010 drilling program was extended to 20,000 m.

  Drilling was planned using a hole spacing of about 75 metres on a vertical longitudinal section. Drilling was concentrated mainly on Zone 2 with some holes drilled into Zone 1.

  Three diamond drill rigs were used on the property for the 2010 program. Every hole was done on NQ core diameter from section 50W to 600E. Of the 33 holes completed, 31 reached their target. Holes WS-10-35 and WS-10-54 were stopped before completion, the first one due to drilling material stuck in the hole, and the second due to a too large deviation.

  Three to four diamond drill rigs were used on the property for the 2011 program. Every hole was done NQ core diameter. A total of 78 holes were completed (11 were stopped and redone due to bad deviations) and 4 were not finished by the end of 2011. A total of approximately 52,000 metres were drilled on the Wasamac property in 2011.

  Main results of the 2011 drilling program were:

    Confirmed the mineralization at the bottom of the Main Zone with a large thickness in the western portion, where gold mineralization is also found in the footwall of the shear zone;

    Widened Zone 2 at depth to the west and demonstrated its junction with Zone 1. Indicated also that Zone 2 remains open at depth;

    Better defined Zone 3, which has now been cut by more than 20 holes; Indicated that Zone 3 remains open at depth.

  2012 Drilling

  Several diamond drill rigs were also used on the property during the 2012 drilling program. Always with a diameter NQ, 87 exploration wells were drilled for a total of 42,809 metres. Most of these holes were drilled on private land, and agreements were reached with the respective owners. Also, to minimize disturbance to area residents, anti-noise walls were used and drilling schedules were adapted.

  Main results of the 2012 drilling program were:

  Main Zone resources at depth now account for almost all of the indicated category. Main Zone remains open at the east and at depth.

  Zone 3 mineralization is now better defined, and it is still partly open at depth.

  A fourth mineralized zone was intersected at the eastern edge of the property. This area continues into part on the neighboring property.

  Silver grades were systematically assayed with gold. Also, samples of all the available mineralized intersections were also re-assayed for silver. The silver has now been included in the new resource estimate.

  Nearly 45% of the Wasamac resources are now in the measured and indicated resource categories.

  More extensive metallurgical tests were initiated on composite samples of drill core for the 4 main mineralized zones of the property. Results will be available in 2013.

  Over twenty geotechnical drill holes were also carried out to verify the quality of the rock in the crown pillar and the hanging wall of the Main Zone and Zone 1. A large diameter drilling was also carried out to intersect existing developments of the former Wasamac mine and serve as dewatering well.

  All applications for permits and certificates of authorization have been completed to begin the excavation of an exploration ramp and dewatering of the old mine. On November 29, 2012, Richmont Mines announced that, given the current market conditions and gold price and as alternative mining scenarios considered showed no improvement over the results of the PEA, that exploration work was being suspended.

  In 2012, 13 holes totaling 10,136 metres were completed on 5 claims of the adjoining property that had been optioned from Globex Mining Enterprises. Only the small mineralized zone 4, at the edge of the two properties, was intersected. With these poor results and the decision to suspend exploration on the Wasamac property, Richmont Mines decided to terminate the option agreement with Globex, with whom it had the right to acquire 100% of these 5 claims. Under the terms of the agreement, Richmont Mines could abandon its right to exercise the option on these 5 claims at any time by giving a written notice to Globex to this purpose, 30 days before the date of withdrawal. After fulfilling of this obligation, the Corporation had no additional obligation to Globex.

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

    Mineralized zones with their mineralogy, attitude, thickness; and

    Structures, alterations and RQD (Rock Quality Designation).

  Selected mineralized intervals were cut in half with a saw blade, one half being kept as a reference in core boxes, the other half being sent to Expert Laboratory in Rouyn-Noranda for gold grade determination. Transportation of samples to the laboratory was done by Richmont Mines’ personnel. The assay results and core descriptions were collected and put into sets of interpreted sections helping the geological staff to interpret and to plan the drilling.

  The core boxes were marked with aluminium tags and moved to permanent storage in steel core-racks on the Francoeur minesite. Since 2003, most of the split cores left in core-boxes have been stored at the Francoeur Mine and remain available if other tests (gravimetric, metallogenic or petrographic studies) are needed.

  Similarly, since 2009, rejects and pulps from the laboratory have been sent back to the Francoeur minesite.

  Assays

  We do not have any details about the analytical procedure used by laboratories before 2002.

  During the 2002-04 surface drilling programs, diamond drill cores were logged and split at the Corporation’s core logging facility. Samples from one half of the cores were tagged and bagged and delivered directly to the Techni-Lab S.G.B. Abitibi Inc. assay office in Ste-Germaine-Boulé, QC (Techni-Lab). The other half remained in the appropriate core boxes for future verification.

  Techni-Lab follows several procedures when batches of samples are received:

  Sample Preparation

  The samples are counted and classified. A project list is created and the sample identification numbers are compared with the order form provided by the client. Moreover, each sample is allocated two identification tags, one for the pulp and the other for the reject.

1.	Samples are classified by order of priority and placed in cake tins (4 rows of 12 tins);

2.	Wet samples are dried in an oven at 60° C for one hour;

3.	Bags to be used in the sampling process are allocated the project number and the sample ID;

4.	Each sample is crushed at -2 mm. The sample is then homogenized and "reduced" after several cycles in a "Riffle Jones" splitter to retain a 250 g portion; and

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

1.	A 30 gram pulp sample is taken for analysis;

2.	Lead collection of the sample with a flux to obtain a lead button;

3.	Cupellation of the lead button to free the precious metal bead;

4.	Dissolution of the bead in "Aqua Regia";

5.	Measurement of the gold content by Atomic Absorption Spectrometry (AAS); and

6.

  If the gold content is higher than 10,000 ppb, a second 30 gram pulp sample is taken following lead collection and cupellation but the measurement of the gold content is performed using gravimetry instead of AAS.

  In 2011 and 2012, all the samples were sent to Expert Laboratory in Rouyn-Noranda. Nearly 20% of pulps and rejects from the mineralized zone were re-assayed by the laboratory Techni-Lab in Ste-Germaine-Boulé.

  The sampling and assaying procedures of Expert Laboratory are:

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

  Samples are dried if necessary and then reduced to -1/4 inch with a jaw crusher. The jaw crusher is cleaned with compressed air between samples and barren material between sample batches. The sample is then reduced to 90% -10 mesh with a rolls crusher. The rolls crusher is cleaned between samples with a wire brush and compressed air and barren material between sample batches. The first sample of each sample batch is screened at 10 mesh to determine that 90% passes 10 mesh. Should 90% not pass, the roll crusher is adjusted and another test is done. Screen test results are recorded in the log book provided for this purpose. The sample is then riffled using a Jones type riffle to approximately 300 g. Excess material is stored for the client as a crusher reject. The 300 g portion is pulverized to 90% -200 mesh in a ring and puck type pulverizer, the pulverizer is cleaned between samples with compressed air and silica sand between batches. The first sample of each batch is screened at 200 mesh to determine that 90% passes 200 mesh. Should 90% not pass, the pulverizing time is increased and another test is done. Screen test results are recorded in the log book provided for this purpose.

  Gold Fire Assay Geochem

  A 29.166 g sample is weighed in a crucible that has been previously charged with approximately 130 g of flux. The sample is then mixed and 1mg of silver nitrate is added. The sample is then fused at 1,800 F for approximately 45 minutes. The sample is then poured into a conical mold and allowed to cool; after cooling, the slag is broken off and the lead button weighing 25-30 g is recovered. This lead button is then cupelled at 1,600 F until all the lead is oxidized. After cooling, the dore bead is placed in a 12 X 75 mm test tube. 0.2 ml of 1:1 nitric acid is added and allowed to react in a water bath for 30 minutes; 0.3 ml of concentrated hydrochloric acid is then added and allowed to react in the water bath for 30 minutes. The sample is then removed from the water bath and 4.5 ml of distilled water is added. The sample is thoroughly mixed, allowed to settle and the gold is determined by atomic absorption.

  Each furnace batch comprises 28 samples that include a reagent blank and gold standard. Crucibles are not reused until the result of the sample that was previously in each crucible has been obtained. Crucibles that have had gold values of 200 PPB are discarded. The lower detection limit is 5 PPB and samples assaying over 1,000 PPB are checked gravimetrically.

  Gold Fire Assay Gravimetric

  A 29.166 g sample is weighed into a crucible that has been previously charged with approximately 130 g of flux. The sample is then mixed and 2mg of silver nitrate is added. The sample is then fused at 1,800 F for approximately 45 minutes. The sample is then poured in a conical mold and allowed to cool, after cooling, the slag is broken off and the lead button weighing 25-30 g is recovered. This lead button is then cupelled at 1,600 F until all the lead is oxidized. After cooling, the dore bead is flattened with a hammer and placed in a porcelain parting cup. The cup is filled with 1:7 nitric acid and heated to dissolve the silver. When the reaction appears to be finished, a drop of concentrated nitric acid is added and the sample is observed to ensure there is no further action. The gold bead is then washed several times with hot distilled water, dried, annealed, cooled and weighed.

  Each furnace batch comprises 28 samples that include a reagent blank and gold standard. Crucibles are not reused until we have obtained the result of the sample that was previously in each crucible. Crucibles that have had gold values of 3.00 g/t are discarded. The lower detection limit is 0.03 g/t and there is no upper limit. All values over 3.00 g/t are verified before reporting.

  Quality Control

  For the 2011 and 2012 drilling program, a QA/QC procedure was followed. A certified standard from Rocklabs and a blank was inserted in every batch of 20 samples sent to Expert Laboratory.

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

  The Monique property consists of 18 mining claims which represent a total area of 538.7 hectares. On December 21, 2010, the Corporation signed an option agreement with SOQUEM Inc. (“SOQUEM”) to acquire the remaining 19% interest of the Monique property. Under terms of the option agreement with SOQUEM, Richmont Mines paid an amount of $350 thousand upon signing the Agreement, and completed exploration work in the amount of more than $400 thousand before February 28, 2011, and acquired the residual 19% interest of the Monique property.

  Richmont Mines will grant a 0.38% NSR (Net Smelter Return) royalty to SOQUEM in the event that the property reaches commercial production. Similarly, Richmont Mines will assume the royalty obligations that exist on 8 out of the property’s 18 claims, payable to Exploration Concorde Ltd., equal to 5% net profit interest.

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

  In 2011, Richmont completed an 8,117 metre exploration drill program on the G and J zones of the Monique project. Results obtained from the G Zone include 2.18 g/t Au over 6.69 metres and 2.47 g/t Au over 6.21 metres (true width), and results obtained from the J Zone include 6.92 g/t Au over 3.30 metres, 3.24 g/t Au over 6.21 metres, and 2.88 g/t Au over 9.16 metres (true width).

  Environmental Obligations and Permits

  A closure plan was developed in conjunction with Roche Ltd, Consulting Group, that was submitted to the Ministère des Ressources naturelles on March 18, 2013. Financial guarantees will be submitted following the approval of the plan.

  Work Completed in 2012

  The Corporation obtained the required approval to complete a bulk sample during 2013. If the bulk sampling phase is successful, a reserve calculation will be completed and open pit mining of the G and J zones would begin. The material will be treated at Richmont’s Camflo Mill.

TABLE OF RESERVES
		December 31, 2012			December 31, 2011
	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces
	(metric)	(g/t Au)	contrained	(metric)	(g/t Au)	contained

Island Gold Mine
Proven Reserves[1]	428,958	5.42	74,807	498,727	5.66	90,776
Probable Reserves[1]	356,263	5.82	66,649	460,796	5.47	81,038

Beaufor Mine
Proven Reserves[1]	73,725	5.87	13,906	81,822	6.56	17,251
Probable Reserves[1]	122,420	6.40	25,208	94,106	6.97	21,080

W Zone
Probable Reserves[1]	132,251	7.21	30,680	132,342	7.25	30,860

GOLD PROJECTS
Francoeur Mine
Proven Reserves[2]	8,439	4.52	1,226	52,626	5.14	8,700
Probable Reserves[2]	-	-	-	452,061	4.74	68,880

TOTAL GOLD
Proven and Probable Reserves	1,122,056	5.89	212,476	1,772,480	5.59	318,585

  1 In 2012, based on a price of US$1,450/oz and an exchange rate of 1.00 (in 2011, a price of US$1,200/oz and an exchange rate of 1.00 and in 2010, a price of US$1,000/oz and an exchange rate of 1.00 was used).

  2 Francoeur Mine closed in November 2012. Broken, recoverable, stockpiled ore. Reserves as at December 31, 2011 were adjusted to reflect the re-evaluation completed in June 2012.

  Regulation 43-101 – Standards of Disclosure of Mineral Projects

  Mineral Reserve calculations for the Corporation’s material properties were established by “qualified persons” as defined under Regulation 43-101, and their names are set out in the table below. These reserve estimations were reviewed by Mr. Daniel Adam, P.Geo., Ph.D., Vice President, Exploration, an employee of Richmont Mines.

Mines	Qualified Persons	Titles
Beaufor Mine and W Zone project	Jessy Thelland, P. Geo.	Senior Geologist, Beaufor Mine
	François Chabot, Eng.	Manager, Beaufor Mine and Monique Project

Island Gold Mine	Daniel Adam, P.Geo., Ph.D.	Vice-President, Exploration, Corporate division
(supervision)
	Daniel Vachon, Eng.	Chief Engineer

Island Gold Deep	Daniel Adam, P.Geo., Ph.D.	Vice-President, Exploration, Corporate division

Francoeur Mine	Marc-André Lavergne, Eng.	Francoeur Mine Manager
	Daniel Adam, P.Geo., Ph.D.	Vice-President, Exploration Corporate division
	Pierre Rivard, P.Geo.	Production Geologist

Wasamac Project	Daniel Adam, P.Geo., Ph.D.	Vice-President, Exploration, Corporate division

Monique Project	Raynald Vincent, Eng., M.G.P.	Chief Exploration Projects, Corporate division

  On the next page you will find a map of the Corporation’s properties.

RICHMONT

Richmont Mines Properties

ONTARIO

1. Island Gold Mine
2. Sewell
3. Cripple Creek

QUÉBEC

1. Francœur
2. Wasamac
3. Camflo Mill
4. Beaufor Mine
5. Monique
6. Chimo-Simon

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

  The following table sets out the annual average gold price (London PM fix) in U.S. over the past five years:

		Exchange
	(US$)	rate[1]	(CAN$)
2008	872	1.07	933
2009	972	1.14	1,108
2010	1,225	1.03	1,262
2011	1,572	0.99	1,556
2012	1,669	1.00	1,669
As at April 19, 2013	1,406	1.03	1,448
[1] Source: Bank of Canada

  Gold can be easily sold on numerous markets throughout the world and it is not difficult to ascertain its market price at any particular time. Richmont Mines is not dependent upon the sale of its gold to any one customer because of the large number of available gold purchasers.

  Richmont Mines may occasionally use put and call options on gold, and forward sales contracts on gold and U.S. dollars. All such contracts are previously approved by the Corporation’s Board of Directors.

  Gold bars are carried between the mills and the refinery by commercial armoured truck. These bars are refined at the Royal Canadian Mint of Ottawa refinery under a service contract at competitive rates. Refined metal is sold on the spot market to commercial bullion dealers (or under forward sales contracts if previously approved by the Corporation’s Board of Directors).

  As at December 31, 2012, Richmont Mines had not entered into any gold derivatives contracts.

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

  Quebec & Ontario

  Provincial legislation in Quebec and Ontario in mining matters contemplates the acquisition and ownership of mining titles, safety standards, royalties and mining taxes. The Mining Act provides for the rehabilitation and restoration of lands affected by mining activities. In Ontario, approval for any plan for the rehabilitation and restoration of land affected by a Corporation’s operations is given by the Ministry of Northern Development and Mines (“MNDM”), while in Quebec it is given by the MRN. Corporations must comply with the plan and provide a financial guarantee to that effect.

  In Quebec, when a corporation commences mining operations, it must submit its rehabilitation and closure plan before the beginning of its activities. In Ontario, the plan must be approved before the beginning of commercial production; moreover, a local public consultation must also be held.

  The Ministries may enjoin a corporation who has already ceased its mining operations on a particular site to perform the rehabilitation and restoration work required by the presence of tailings. If the Corporation does not comply with such requirements, the MRN and the MNDM may have the rehabilitation and restoration work executed by a third party, at the Corporation’s cost.

  Richmont Mines does not foresee any specific difficulty in meeting the requirements under the Mining Act (Quebec) and the Mining Act (Ontario).

  Richmont Mines holds certificates of authorization issued by the Ministère du Développement durable, de l’Environnement, de la Faune et des Parcs (the Ministry of Sustainable Development, Environment, Wildlife and Parks, the “MDDEFP”) with respect to its mining operations in Quebec (Beaufor Mine, Francoeur Mine, Monique project and Camflo Mill) and by the Ontario’s Ministry of the Environment for its Island Gold Mine, located in Ontario.

C.	Organization Structure

See Exhibit 8.1 to this Annual Report.

D.	Property, Plants and Equipment

See Section B. “Business Overview” above.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

  The discussion and analysis of the operating results and financial position of the Corporation for the three years ended December 31, 2010, 2011 and 2012 should be read in conjunction with the Corporation’s consolidated financial statements and the accompanying notes included in this Annual Report. Notice should also be taken of the cautionary statement regarding forward-looking statements on page 1 of this Annual Report, in particular with respect to trend and other forward looking information and disclosure regarding the Corporation’s contractual obligations.

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

  On January 1st 2011, the Corporation has adopted International Financial Reporting Standards (“IFRS”) as adopted by the International Accounting Standards Board. The impacts of this transition are presented in the Corporation’s December 31, 2011 consolidated financial statements. Unless otherwise indicated, all amounts presented herein are based on IFRS.

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

  Year ended December 31, 2012 compared to year ended December 31, 2011 and year ended December 31, 2010

  (all dollar amounts are in thousands of Canadian dollars unless otherwise stated except for share and per ounce data).

  Overview

  Gold Prices

  The gold market remained strong in 2012 as the average price rose to approximately US$1,669 per ounce from an average price of US$1,572 in 2011, and US$1,225 in 2010. Gold began 2012 with an average of US$1,656 for January, a level that was 5% above the 2011 average price per ounce of US$1,572. The monthly average gold price declined to a low of US$1,586 in May then increased progressively throughout the year, reaching an average monthly high of US$1,747 for October 2012, before declining slightly to end the year at an average monthly price of US$1,689 for December.

  The main factors that are expected to continue to have a positive influence on the future price of gold include:

    Continued demand for gold ETF;

    Non-hedging and less aggressive hedging policies of producers;

    Demand levels that exceed the industry’s annual production;

    Uncertainty around governmental fiscal issues in North America and Europe;

    Ongoing geopolitical instability.

  Production

  Richmont currently produces gold at the Island Gold Mine in Ontario and at the Beaufor Mine in Quebec. Gold sales from these two operations totalled 60,741 ounces in 2012, compared to 76,143 ounces sold in 2011, with the shortfall primarily attributable to lower head grades and compared to 68,123 ounces in 2010. Including 5,202 ounces of gold sold from the Francoeur Mine that was closed on November 30, 2012, the Corporation’s gold sales were 65,943 ounces in 2012, in line with Richmont’s revised production guidance of approximately 65,000 ounces of gold.

  The Island Gold Mine generated gold sales of 41,686 ounces in 2012, in line with its production objective of 40,000 to 45,000 ounces, but below the 49,196 ounces of gold sold in 2011, which was a record for this operation. As of December 31, 2012, the Island Gold Mine had Proven and Probable reserves of 141,456 ounces of gold, which translates into a replacement of 27% of its 2012 annual production. In 2011, gold sales from this mine increased 7% over 2010 levels, were at the high end of its 2011 production objective of 45,000 to 50,000 ounces of gold, and were a record for this mine.

  The Beaufor Mine, which has been in commercial production since 1996, generated gold sales of 19,055 ounces in 2012, below its targeted production range of 20,000 to 25,000 ounces in 2012. This production level was also below this mine’s 2011 gold sales of 26,947 ounces, a shortfall that is attributable to the year-over-year decline in average head grade to 5.19 g/t Au in 2012 from 8.45 g/t Au in 2011. While annual production decreased, definition drilling completed at the Beaufor Mine during 2012 successfully enabled this operation to replace its annual production. Proven and Probable reserves as of December 31, 2012 at the Beaufor Mine were 39,114 ounces of gold versus 38,331 ounces of gold at the end of 2011. Sales of gold ounces from Beaufor increased 21% year-over-year in 2011, primarily as a result of a notable improvement in recovered grade to 8.31 g/t Au from 6.60 g/t Au in the prior year.

  Investments

  Richmont invested $37.9 million in the ongoing development of its assets in 2012, up from $31.7 million in 2011. The notable year-over-year increase reflects the advancement of the underground exploration drift at the Island Gold Mine to improve access for deep exploration drilling below the mine’s current infrastructure. The level of increased investment similarly reflects the development of the ramp to access the W Zone, a near-surface zone located on the Beaufor Mine property. An additional $2.9 million was invested at the Camflo Mill and other corporate installations in 2012, up from $0.9 million in 2011.

  The 2011 investment level of $31.7 million represented a notable increase over the $16.8 million investment level of 2010. This variance primarily reflects that a total of 18,910 metres of development and definition drilling were completed during 2011 at the Francoeur Mine, versus a total of 2,902 metres during 2010. Capital expenditures at the Island Gold Mine in 2011 included ongoing development costs, and the refurbishment and acquisition of equipment. Capital expenditures at the Beaufor Mine in 2011 included the construction of a new emergency escape exit from level 12 of the mine to surface, while expenditures of $3.5 million at the W Zone reflected advanced exploration activities and the start of work on the ramp portal. An additional $0.9 million was invested at the Camflo Mill and other corporate installations in 2011, versus $0.5 million in 2010.

  Summary of Operational and Financial Results

  Net loss in 2012 was ($45.0 million) or ($1.28) per share, compared to net earnings in 2011 of $25.9 million, or $0.81 per share and net earnings of $9.3 million, or $0.33 per share in 2010.

  The cash and cash equivalent balance was $59.8 million at December 31, 2012, a decrease of $3.7 million over the $63.5 million at December 31, 2011. The cash and cash equivalent balance was $40.0 million at December 31, 2010.

  At December 31, 2012, Richmont had working capital of $54.3 million compared with $68.7 million at December 31, 2011 and $43.9 million at December 31, 2010.

  Change to accounting policies

  New Accounting Pronouncement

  During the year, the Corporation early adopted the amendments to IAS 1 Presentation of financial statements from the Annual Improvements 2009-2011. These amendments to IAS 1 are effective for annual period beginning on or after January 1st, 2013 and clarify that the requirements for comparative information provided beyond minimum requirements should be presented in accordance with IFRS.

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

  Amendments to IAS 1 Presentation of Financial Statements

  The Amendments to IAS 1 are effective for annual periods beginning on or after July 1, 2012 and require entities to group items presented in other comprehensive income (OCI) into those that, in accordance with other IFRSs, will not be reclassified subsequently to profit or loss and those that will be reclassified subsequently to profit or loss when specific conditions are met. The existing option to present items of OCI either before tax or net of tax remains unchanged; however, if the items are presented before tax, then the amendments to IAS 1 require the tax related to each of the two groups of OCI to be shown separately. Management does not anticipate a material impact on the Corporation’s consolidated financial statements from these Amendments.

  IFRS 9 Financial Instruments (IFRS 9)

  The IASB aims to replace IAS 39 Financial Instruments: Recognition and Measurement (IAS 39) in its entirety with IFRS 9. To date, the chapters dealing with recognition, classification, measurement and derecognition of financial assets and liabilities have been issued. These chapters are effective for annual periods beginning on or after January 1, 2015. Chapters dealing with impairment methodology and hedge accounting are still being developed. Further, in November 2012, the IASB published an exposure draft in order to made limited modifications to IFRS 9’s financial asset classification model to address application issues. Management has not yet assess the impact of this new standard on the consolidated financial statements. However, Management does not expect to implement IFRS 9 until all of its chapters have been published and the impact of all resulting changes can be comprehensively assessed.

  Consolidation Standards

  A package of new consolidation standards is effective for annual periods beginning or after January 1, 2013. Information on these new standards is presented below. Management has not yet completed its assessment of the impact of these new and revised standards on the Corporation’s consolidated financial statements.

  IFRS 10 Consolidated Financial Statements (IFRS 10)

  IFRS 10 supersedes IAS 27 Consolidated and Separate Financial Statements (IAS 27) and SIC 12 Consolidation - Special Purpose Entities. IFRS 10 revises the definition of control and provides extensive new guidance on its application. These new requirements have the potential to affect which of the Corporation’s investees are considered to be subsidiaries and therefore change the scope of consolidation. However, the requirements on consolidation procedures, accounting for changes in non-controlling interests and accounting for loss of control of a subsidiary remain the same. Management’s provisional analysis is that IFRS 10 will not change the classification (as subsidiaries or otherwise) of any of the existing investees at December 31, 2012.

  IFRS 11 Joint Arrangements (IFRS 11)

  IFRS 11 supersedes IAS 31 Interests in Joint Ventures (IAS 31). It aligns more closely the accounting by the investors with their rights and obligations relating to the joint arrangement. In addition, IAS 31's option of using proportionate consolidation for joint ventures has been eliminated. IFRS 11 now requires the use of the equity accounting method, which is currently used for investments in associates. Management does not anticipate a material impact on the consolidated financial statements from these Amendments.

  IFRS 12 Disclosure of Interests in Other Entities (IFRS 12)

  IFRS 12 integrates and makes consistent the disclosure requirements for various types of investments, including unconsolidated structured entities. It introduces new disclosure requirements about the risks to which an entity is exposed from its involvement with structured entities.

  Transition Guidance for IFRS 10, 11 and 12

  Subsequent to issuing the new standards the IASB made some changes to the transitional provisions in IFRS 10, 11 and 12. The guidance confirms that the entity is not required to apply IFRS 10 retrospectively in certain circumstances and clarifies the requirements to present adjusted comparatives. The guidance also makes changes to IFRS 11 and 12 which provide similar relief from the presentation or adjustment of comparative information for periods prior to the immediately preceding period. Further, it provides additional relief by removing the requirement to present comparatives for the disclosures relating to unconsolidated structured entities for any period before the first annual period for which IFRS 12 is applied.

  The new guidance is also effective for annual periods on or after January 1, 2013.

  Consequential amendments to IAS 27 Separate Financial Statements (IAS 27) and IAS 28 Investments in Associates and Joint Ventures (IAS 28)

  IAS 27 now only addresses separate financial statements. IAS 28 brings investments in joint ventures into its scope. However, IAS 28's equity accounting methodology remains unchanged.

  IFRS 13 Fair Value Measurement (IFRS 13)

  IFRS 13 clarifies the definition of fair value and provides related guidance and enhanced disclosures about fair value measurements. It does not affect which items are required to be fair-valued. IFRS 13 applies prospectively for annual periods beginning on or after January 1, 2013. Management is in the process of reviewing its valuation methodologies for conformity with the new requirements and has not yet completed its assessment of their impact on the Corporation’s consolidated financial statements.

  Offsetting Financial Assets and Financial Liabilities (Amendments to IAS 32)

  The Amendments to IAS 32 add application guidance to address inconsistencies in applying IAS 32’s criteria for offsetting financial assets and financial liabilities in the following two areas:

    the meaning of “currently has a legally enforceable right of set-off”

    that some gross settlement systems may be considered equivalent to net settlement.

  The Amendments are effective for annual periods beginning on or after January 1, 2014 and are required to be applied retrospectively. Management does not anticipate a material impact on the Corporation's consolidated financial statements from these Amendments.

  Disclosures – Offsetting Financial Assets and Financial Liabilities (Amendments to IFRS 7)

  Qualitative and quantitative disclosures have been added to IFRS 7 Financial Instruments: Disclosures (IFRS 7) relating to gross and net amounts of recognised financial instruments that are (a) set off in the statement of financial position and (b) subject to enforceable master netting arrangements and similar agreements, even if not set off in the statement of financial position. The Amendments are effective for annual reporting periods beginning on or after January 1, 2013 and interim periods within those annual periods. The required disclosures should be provided retrospectively. Management does not anticipate a material impact on the consolidated financial statements from these Amendments.

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

  Annual Improvements 2009-2011

  The Annual Improvements 2009-2011 made several minor amendments to a number of IFRSs. The amendments relevant to the Corporation are summarised below: Clarification of the requirements for opening statement of financial position clarifies that the appropriate date for the opening statement of financial position is the beginning of the period 2010 (related notes are no longer required to be presented);

    addresses comparative requirements for the opening statement of financial position when an entity changes accounting policies or makes retrospective restatements or reclassifications, in accordance with IAS 8.

  Tax effect of distribution to holders of equity instruments addresses a perceived inconsistency between IAS 12 Income Taxes (IAS 12) and IAS 32 Financial Instruments: Presentation (IAS 32) with regards to recognizing the consequences of income tax relating to distributions to holders of an equity instrument and to transaction costs of an equity transaction;

    clarifies that the intention of IAS 32 is to follow the requirements in IAS 12 for accounting for income tax relating to distributions to holders of an equity instrument and to transaction costs of an equity transaction.

  Segment information for total assets and liabilities

    clarifies that the total assets and liabilities for a particular reportable segment are required to be disclosed if, and only if: (i) a measure of total assets or of total liabilities (or both) is regularly provided to the chief operating decision maker; (ii) there has been a material change from those measures disclosed in the last annual financial statements for that reportable segment.

  The Annual Improvements noted above are effective for annual periods beginning on or after January 1, 2013. Management does not anticipate a material impact on the Corporation's consolidated financial statements from these Amendments.

  Revenue

  Total annual precious metal revenues decreased 14% in 2012 to $101.1 million from $118.2 million in 2011, reflecting a 20% decrease in the number of gold ounces sold from the Island Gold and Beaufor Mines, the effects of which were partially mitigated by a 7% increase in the average gold sales price realized in Canadian dollars. For the year, 60,741 ounces of gold were sold at an average price of US$1,666 (CAN$1,665) per ounce, versus gold sales of 76,143 ounces of gold in 2011 at an average price of US$1,570 (CAN$1,553) per ounce. The Island Gold Mine sold 41,686 ounces of gold in 2012 at an average price of US$1,666 (CAN$1,665), compared with 49,196 ounces of gold sold at an average price of US$1,566 (CAN$1,549) in 2011 and 45,865 ounces of gold sold at an average price of US$1,238 (CAN$1,275) in 2010. The Beaufor Mine sold 19,055 ounces of gold at an average price of US$1,666 (CAN$1,665) per ounce in 2012, compared to 26,947 ounces of gold at an average price of US$1,576 (CAN$1,559) in 2011, and 22,258 ounces at an average price of US$1,253 (CAN$1,290) per ounce in 2010. Total annual precious metal revenues of $118.2 million in 2011 was 36% above the $87.2 million generated in 2010, driven by a 21% increase in the average gold sales price realized in Canadian dollars and a 12% increase in the number of ounces of gold sold.

  In 2012, the Corporation had other revenues of $0.6 million from silver sales and the custom milling of 7,314 tonnes of ore at the Camflo Mill in January. Other revenues of $0.3 million in 2011 was derived entirely from silver sales, while other revenues of $3.3 million in 2010 reflected that 82,939 tonnes of custom milling ore were processed at the Camflo Mill during the year.

  Expenses

  Cost of sales, including operating costs, royalties and depreciation and depletion expenses, totalled $73.8 million in 2012, up 3% from $71.7 million in 2011, with the increase primarily driven by a 16% rise in the level of tonnage processed from the Beaufor Mine during the year. On a segmented basis, 2012 cost of sales decreased 2% year-over-year at the Island Gold Mine to $44.4 million, reflecting lower tonnage, and lower royalties and depreciation and depletion expense as a result of the 15% decrease in gold ounces sold. Operating costs at the Beaufor Mine increased 8% in 2012 to $28.7 million from $26.5 million in 2011, primarily a reflection of higher tonnage, while other operating costs rose to $0.8 million from $0.1 million in 2011 due to the higher tonnage processed at the Camflo Mill throughout the year. The average cash cost of production increased 29% in Canadian dollars in 2012 to US$1,044 (CAN$1,044) from US$821 (CAN$812) in 2011. The increase reflects higher costs at both the Island Gold Mine and Beaufor Mine operations, which were driven by slightly lower recovered grades and tonnage at Island Gold, and a significant reduction of grades at Beaufor.

  Cost of sales in 2011 increased 8% over the 2010 levels of $66.1 million, reflecting a slightly higher level of tonnage processed from the Island Gold Mine, higher mining costs at the Beaufor Mine due to the greater amount of development necessary to access the ore zones, as well as higher milling costs associated with operating the Camflo Mill at less than 30% capacity during the year. On a segmented basis, 2011 cost of sales rose 6% year-over-year at the Island Gold Mine to $45.1 million, reflecting higher royalties and a higher depreciation and depletion expense as a result of a higher rate and a 7% annual increase in gold ounces sold, while operating costs at the Beaufor Mine increased 24% in 2011 to $26.5 million from $21.4 million in 2010, primarily a reflection of a higher cost per tonne as well as higher depreciation and depletion expense that stemmed from a higher rate and an increase in the number of gold ounces sold.

  In 2011, the average cash cost of production decreased 3% or $22 in Canadian dollars to US$821 (CAN$812) from US$810 (CAN$834) in 2010. This decrease was driven by lower cash costs at Island Gold, the effect of which more than mitigated the increase in cash costs at Beaufor during the year.

  The amount of royalties paid out in 2012 decreased to $2.3 million from $2.6 million in 2011, with the decrease reflecting lower consolidated production levels, partially offset by the higher average gold price. The Corporation pays a 3% net smelter return (NSR) royalty on the greater part of the gold production at the Island Gold Mine, and royalties of $30 per ounce on 50% of the ounces produced from the Beaufor Mine. 2011 royalty payments of $2.6 million were above the $2.1 million paid in 2010, with the increase primarily attributable to higher consolidated production levels and the higher average gold price.

  Custom milling - Richmont processed 7,314 tonnes of custom milling ore in 2012. Richmont did not process any custom milling ore at the Camflo Mill in 2011, versus 82,939 tonnes of custom milling ore being processed in 2010.

  Administration - Administration expenses totaled $10.3 million in 2012 versus $5.5 million in 2011. The higher overall cost was related to higher non-cash expenses for share-based compensation as 1,736,575 options were granted to directors, employees and officers, the payment of a $2.0 million severance compensation to the Corporation’s ex-President and CEO in the first half of 2012, to higher Board compensation, and higher salary costs stemming from the greater number of administrative employees. Administrative expenses in 2011 were 11% higher than in 2010, primarily reflecting additional staff, higher compensation and increased benefits related to exercised stock options.

  Exploration and project evaluation – As in previous years, Richmont Mines continued its investments related to exploration and project evaluation.

  Exploration Costs

(in thousands of $)	2012	2011	2010
	$	$	$

Exploration costs - Mines
Island Gold	10,969	5,549	4,561
Beaufor	1,432	803	2,250

	12,401	6,352	6,811

Exploration costs - Other properties
Wasamac	9,477	6,647	1,712
Monique	744	2,284	289
W Zone	-	188	334
Other	459	184	997
Project evaluation	511	470	443

Exploration and project evaluation before depreciation and exploration tax credits	23,592	16,125	10,586

Depreciation	200	155	139
Exploration tax credits	(3,527)	(5,354)	(3,465)

	20,265	10,926	7,260

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

  This charge was $66 thousand in 2012, compared with $127 thousand in 2011 and $117 thousand in 2010.

  Loss (Gain) on disposal of long term assets – The loss (gain) on disposal of long term assets includes the following items:

	2012	2011	2010
(in thousands of $)	$	$	$

Valentine Lake property a)	-	(3,000)	-
Corporate building b)	-	-	(496)
Mining equipment	198	(10)	7

	198	(3,010)	(489)

a)

  On January 24, 2011, the Corporation received $3 million from Mountain Lake Resources Inc. for the sale of its 70% interest in the Valentine Lake property located in Central Newfoundland. A gain on the disposal of long-term assets was recognized for the same amount.

b)	On January 4, 2010, the Corporation sold a corporate building with a net book value of $34 thousand for a cash consideration of $530 thousand.

Mining and Income Taxes

	2012	2011	2010
(in thousands of $)	$	$	$

Current taxes	4,610	5,020	2,175
Future taxes	(4,237)	3,523	1,568

	373	8,543	3,743

  The 2012 current tax expense totalled $4.6 million and includes Ontario mining taxes of $1.5 million, an adjustment to previous year taxes of $1.4 million and a recorded tax charge of $1.8 million, the latter of which enabled the Corporation to benefit from an exploration credit of the same amount. The recovery of future taxes is due to a $2.3 million reduction in liabilities for future mining taxes and a reduction of $1.9 million for income taxes.

  For the fiscal year 2011, mining and income taxes totalled $8.5 million or 25% of pre-tax earnings of $34.5 million. During the year, the Corporation recognized future income tax assets of $1.1 million, which reduced the income tax expense by the same amount. Excluding this income tax asset of $1.1 million, the tax rate would be 28%, the effective tax rate for the Corporation.

  2010 mining and income tax expense totalled $3.7 million or 29% of pre-tax income of $12.9 million, and reflected federal and provincial taxes and future mining and income taxes applicable for the year. A $0.5 million credit on mining duties from the previous year and a charge of $0.2 million relating to part XII.6 of the tax return of a subsidiary are included in this expense.

  Net loss from discontinued operation

  At the end of November 2012, management made the decision to cease commercial gold production at the Francoeur Mine. This Mine is included in the Quebec segment. As a result, revenues, expenses and losses relating to the discontinuation of this operation have been segregated from the Corporation’s results from continuing operations, and are shown as a single line item in the consolidated income statement. The Francoeur Mine remaining property, plant and equipment have been valued at their recoverable amount, and management expects that the majority of these assets will be redeployed to the Corporation’s other mines. The recoverable value of assets was established by three internal experts with the necessary expertise to determine the value of mining assets. They evaluated the fair value for each asset considering the general condition of the asset as well as the actual conditions of the market.Total charges related to the mine closure including asset write-down, closure costs and operational losses, totaled $13.9 million in the fourth quarter and $42.0 million for the full year of 2012, after mining and income taxes.

  Net Earnings

  2011 net earnings of $25.9 million, or $0.81 per share, were well above net earnings of $9.3 million, or $0.33 per share, in 2010. The year-over-year change was primarily driven by a 21% increase in the selling price per ounce in Canadian dollars and a 12% increase in ounces of gold sold in 2011. The effect of these improvements were partially offset by higher exploration and project evaluation costs stemming from the Corporation’s extensive exploration drilling program in 2011, and higher cost of sales due to higher tonnage at the Island Gold Mine, higher operating costs at the Beaufor Mine and higher milling costs associated with operating the Camflo Mill at less than 30% capacity.

  Balance Sheet

  Assets

  The total assets of Richmont Mines increased from $115.3 million as at December 31, 2010 to $168.0 million at the end of 2011 and decreased to 148.2 million at the end of 2012.

  At December 31, 2012, Richmont had working capital of $54.3 million compared with $68.7 million at December 31, 2011. The $14.4 million decrease reflects a $3.7 million decrease in cash and cash equivalents, a $9.7 million decrease in exploration tax credits receivable, a portion of which were applied against income and mining tax liabilities, and a $5.4 million increase in account payables and accrued charges that stemmed from the discontinuation of operations at the Francoeur Mine.

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

  Liabilities

  The amount of liabilities of Richmont was $29.9 million as at December 31, 2012 and is composed of current liabilities, asset retirement obligations, finance leases obligations, long-term share based compensation and deferred income and mining tax liabilities.The amount of liabilities of the Corporation was $33.9 million as at December 31, 2011, compared with $20.5 million at December 31, 2010.

  Asset retirement obligations

  The rate used to determine the future value of the obligations is 3.5% (4% in 2011) while the rate reflecting the current market assessments (adjusted for the risks specific to this liability) used to determine the actual value of the obligations is 1.3% (1% in 2011). The payments schedule was determined by taking into account the proven and probable reserves and the estimated annual production level. The following table sets forth the estimated cash flows of future retirement costs used in the calculation of the asset retirement obligations for the year ended December 31, 2012:

2012	Total amount	Anticipated
	of the estimated	cash flow
	cash flow	payment schedule
(in thousands of $)	$

Beaufor Mine	785	2016
Island Gold Mine	1,467	2016
Camflo Mill	3,958	2017
Francoeur Mine	820	2013 and after

	7,030

  Long-Term Debt

  During the year, the Corporation acquired rolling stock at a cost of $1.6 million via two finance leases. The Corporation benefits from an option of a lower purchase price at the end of these two contracts.

  The first finance lease obligation is for an underground loader and has a carrying value of $456 thousand.

  The second finance lease obligation is for a boomer and has a carrying value of $539 thousand.

  Future minimum finance lease payments at December 31, 2012 are as follows:

	Minimum lease payments due
(in thousands of $)	2013	2014	Total

December 31, 2012:
Lease payments	965	64	1,029
Finance charges	(33)	(1)	(34)

Net present values	932	63	995

  In March and in August 2012, the Corporation signed agreements with thirteen employees considered as key personnel. These agreements incorporate a retention payment (“Retention Awards”) provided certain conditions are met by the employee, most notably that the employee continues his or her employment with the Corporation until March and August 2017. These retention payments would be payable in 2017 in either of the Corporation’s common shares or cash, at the discretion of the employee, with the number of common shares to be determined by the current value of the common shares at the time of payment. The total amount that could be paid as Retention Awards under these agreements is $6 million. The cost and liability recorded in 2012 to this effect are $639 thousand, which correspond to the best estimate of the expense and liability accrued in 2012 relating to the Retention Awards, based on estimated forfeitures and a 1.3% discount rate.

Long-term debt includes the following financial liabilities:

	December 31,	December 31,
	2012	2011
(in thousands of $)	$	$

Finance leases obligations	995	-
Long-term share-based compensation	639	-

	1,634	-

Current portion	932	-

	702	-

  Deferred income and mining tax assets and liabilities

  Note 11 of the Corporation’s consolidated financial statements included in this Annual Report provides detailed information about tax reconciliation as well as deferred income and mining tax assets and liabilities.

  Shareholders’ equity

  Shareholders’ equity totaled $118.4 million as at December 31, 2012 compared with $134.1 million as at December 31, 2011 and with $94.8 million in 2010. At December 31, 2012, Richmont Mines had 39,566,103 shares outstanding and 2,277,450 options granted under its stock option plans and 324,675 options outside of the Corporation’s plans. At December 31, 2011, Richmont Mines had 33,109,963 shares outstanding and 1,636,600 options granted under its stock option plan compared with 31,230,063 shares outstanding and 2,311,000 options at December 31, 2010.

  Commitments and contingencies

  The Corporation is subject to royalty payments on 50% of the production of the Beaufor Mine at a rate of $30 per ounce produced, a 3% Net Smelter Return royalty per ounce produced at the Island Gold Mine. Royalty payments could be payable on other properties if such other properties are brought into commercial production.

  The Corporation is committed, under an operating lease expiring in December 2017, to pay a total sum of $0.7 million for office space. Minimum rental payments for the next five years amount to $0.1 million annually.

  The Corporation is committed, under two finance lease obligations related to rolling stock, that expire in December 2013 and in January 2014, to pay a sum totalling $1.0 million in 2013. The carrying value of rolling stock under finance leases totals $1.7 million.

  In March and in August 2012, the Corporation signed agreements with thirteen employees considered as key personnel. These agreements incorporate a retention payment (“Retention Awards”) provided certain conditions are met by the employee, most notably that the employee continues his or her employment with the Corporation until March and August 2017. These retention payments would be payable in 2017 in either of the Corporation’s common shares or cash, at the discretion of the employee, with the number of common shares to be determined by the current value of the common shares at the time of payment. The total amount that could be paid as Retention Awards under these agreements is $6.0 million.

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

  Mineral reserves

  The main parameters used to determine the mineral reserves of Beaufor Mine, W Zone Project and Island Gold Mine are the following:

	2012	2011	2010

Gold (US$/ounce)	1,450	1,200	1,000
Exchange rate (US$/CAN$)	1.00	1.00	1.00
Gold (CAN$/ounce)	1,450	1,200	1,000

  Period of depletion of mining sites in production

  Property, plant and equipment of mining sites in production are depleted according to the units-of-production method to write down the cost to residual value. Management estimates the residual value of property, plant and equipment based on the estimated fair value as of the financial position date. For these assets, the depletion rate is calculated based on the number of ounces of gold sold in proportion to the number of ounces in proven and probable reserves.

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

  The assumption used in the asset valuation process was a price of CAN$1,550 per ounce of gold in 2013, CAN$1,500 in 2014, and CAN$1,450 in 2015. These prices are used in order to estimate future revenues and are based on an average price obtained from mining industry analysts.

  In the process of measuring expected future cash flows, management makes assumptions about future operating results, such as future metal production (Proven and Probable reserves), estimated future metal prices, operating costs, capital and site restoration expenses and estimated future foreign exchange rates. These assumptions relate to future events and circumstances. Actual results may differ from estimated results.

  Income taxes and deferred mining taxes

  The Corporation is subject to taxes from different tax jurisdictions. Management continually evaluates the likelihood that its deferred tax assets could be realized. This requires management to assess whether it is probable that sufficient taxable income will exist in the future to utilize these losses within the carry-forward period. The Corporation also maintains allowances for uncertain tax positions that, in Management’s opinion, appropriately reflect the risks related to the tax positions subject to discussions, audits, differences of opinion and appeals with the tax authorities or that are otherwise uncertain. These allowances are determined using best estimates of the amount payable based on a qualitative assessment of all relevant information. These allowances are reassessed at the end of each financial reporting period to determine if the amount is sufficient. However, audits by the tax authorities could subsequently result in an additional liability. Upon the definite resolution of a tax issue resulting in a tax amount that differs from the initially recognized tax expense, the difference is recognized in the tax expense of the period of definitive settlement.

  Share-based remuneration expense

  The estimation of share-based payment costs requires the selection of an appropriate valuation model and consideration as to the inputs necessary for the valuation model chosen. The Corporation has made estimates as to the volatility of its own shares, the probable life of options and the time of exercise of those options. The model used by the Corporation is the Black-Scholes model. The Corporation similarly evaluated the expected extinguishments for each remuneration program within the parameters of each individual program.

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

  Start of advanced exploration phase

  The Corporation evaluates the potential of each project to determine when the project should progress from the exploration phase to the advanced exploration phase. Once Management has determined that a project has demonstrated a potential for development, and a feasibility study supports its commercial viability and its economic benefit, the project moves into the advanced exploration phase once approval has been given by the Board of Directors. Expenditures related to the project are capitalized as of this time.

  Start of commercial production

  Management assesses the stage of completion of each advanced exploration project to determine when it begins commercial production. The Corporation considers a number of criteria to determine when a mine enters into commercial production, thereby resulting in reclassification from “Advanced exploration project” to “Mining site in production”. The following criteria are used:

    Production capacity achieved;

    Recovered grade;

    Stage of completion of development work.

  When a mine under advanced exploration project becomes a mining site under production, previously capitalized costs are allocated among the various assets, such as inventory, development expenses, buildings and equipment. Additionally, from that time, some previously capitalized costs are then recognized as expenses and the related income is recognized as precious metals revenue. Depreciation/depletion begins at that time as well.

Reconciliation of total cash cost per ounce to production costs:

(in thousands of $ other than exchange rate data)	2012	2011	2010

Operating costs as per note 3 of the consolidated financial statements (CAN$)	61,102	59,202	54,733

Royalties as per note 3 of the consolidated financial statements (CAN$)	2,294	2,614	2,075

Total cash costs (CAN$)	63,396	61,816	56,808

Ounces of gold sold	60,741	76,143	68,123

Total cash cost in CAN$/per ounce	1,044	812	834

Average exchange rate (US$/CAN$)	0.9996	0.9891	1.0299

Total cash cost in US$/per ounce	1,044	821	810

B.	Liquidity and Capital Resources (all dollar amounts are in thousands of Canadian dollars, unless otherwise stated)

  At December 31, 2012, Richmont had a working capital of $54.3 million compared with $68.7 million at December 31, 2011 and $43.9 million at December 31, 2010. The $14.4 million decrease reflects a $3.7 million decrease in cash and cash equivalents, a $9.7 million decrease in exploration tax credits receivable, a portion of which were applied against income and mining tax liabilities, and a $5.4 million increase in account payables and accrued charges that stemmed from the discontinuation of operations at the Francoeur Mine. The $24.8 million increase from 2010 to 2011 reflected a $23.5 million increase in cash and cash equivalents, an $8.9 million increase in credit and taxes receivable, offset by a $2.7 million increase in account payables and accrued charges and an increase of $5.8 million in mining and income taxes payable.

  Certain of the restricted deposits relate specifically to site restoration. As at December 31, 2012, the Corporation had $161 thousand in deposits restricted with the Quebec government, $184 thousand in deposits restricted with the Ontario government and a credit facility is available to the Corporation in the amount of $3.0 million for the issuance of letters of credit as guarantees for the settlement of asset retirement obligations. The credit facility has a fixed annual fee of 0.85% (0.85% in 2011). The following table provides the allocation of deposits restricted and letters of credit issued as at December 31, 2012:

	2012	Date of
(in thousands of $)	$	renewal

Deposits restricted
Island Gold Mine (Lochalsh property)	184
Beaufor Mine	107
Francoeur Mine	54

	345

Others	339

	684

Letters of credit
Camflo Mill	1,332	January 20, 2013
Island Gold Mine (Kremzar property)	979	January 26, 2013

	2,311

  Cash flow from operating activities

  Cash flow from operations decreased from $38.8 million in 2011 to $7.7 million in 2012. This decrease reflects that net earnings in 2011 were $25.9 million, or $0.81 per share, compared with net loss of $45.0 million or ($1.28) per share in 2012 reflecting a 20% decrease in ounces of gold sales mitigated by a 7% increase in the selling price in Canadian dollars. Futhermore Richmont spent $20.3 million in exploration costs in 2012 compared to $10.9 million in 2011.

  Cash flow from operations increased from $18.3 million in 2010 to an amount of $38.8 million in 2011 as mentioned above. This increase reflects a 21% increase in the selling price per ounce in Canadian dollars, and a 12% increase in ounces of gold sold. Somewhat mitigating the effect of the improvements were higher exploration and project evaluation costs and higher cost of sales.

  Cash flow used in investing activities

  Richmont invested $37.9 million in the ongoing development of its assets in 2012, up from $31.7 million in 2011. The notable year-over-year increase reflects the advancement of the underground exploration drift at the Island Gold Mine to improve access for deep exploration drilling below the mine’s current infrastructure. The level of increased investment similarly reflects the development of the ramp to access the W Zone, a near-surface zone located on the Beaufor Mine property. An additional $2.9 million was invested at the Camflo Mill and other corporate installations in 2012, up from $0.9 million in 2011.

  The 2011 investment level of $31.7 million represented a notable increase over the $16.8 million investment level of 2010. This variance primarily reflects that a total of 18,910 metres of development and definition drilling were completed during 2011 at the Francoeur Mine, versus a total of 2,902 metres during 2010. Capital expenditures at the Island Gold Mine in 2011 included ongoing development costs, and the refurbishment and acquisition of equipment. Capital expenditures at the Beaufor Mine in 2011 included the construction of a new emergency escape exit from level 12 of the mine to surface, while expenditures of $3.5 million at the W Zone reflected advanced exploration activities and the start of work on the ramp portal. An additional $0.9 million was invested at the Camflo Mill and other corporate installations in 2011, versus $0.5 million in 2010.

(in thousands of $)	2012 $	2011 $	2010 $

Island Gold Mine	8,364	4,959	4,650
W Zone - Beaufor Property	9,911	3,480	-
Beaufor Mine	1,192	3,090	2,462
Discontinued operation - Francoeur Mine	15,458	19,237	9,144
Other	2,929	904	518

	37,854	31,670	16,774

  Cash flow from financing activities

  The Corporation issued 483,600 common shares during 2012 and 899,400 in 2011 following the exercise of stock options, for a total cash consideration of $1.5 million and $2.8 million, respectively. In 2010, the Corporation issued 401,000 common shares following the exercise of stock options, for a total cash consideration of $1.5 million.

  In September 2012, the Corporation issued, as part of a private placement, 5,972,540 common shares at $4.35 each for a total consideration of $26.0 million. An expense of $1.0 million has been incurred relating to the issuance of common shares, creating a non recorded future tax asset of $0.2 million.

  On October 2011, the Corporation issued, as part of a private placement, 980,500 common shares at $10.50 each, for a total cash consideration of $10.3 million and 245,125 stock warrants. An amount of $0.5 million was incurred in relation to the issuance of common shares, creating a future tax asset of $0.1 million.

  In May 2010, the Corporation filed a $25 million short form base shelf prospectus that covers a 25-month period. Consequently, Richmont Mines may elect to offer and issue common shares of the Corporation, warrants, subscription receipts, or any combination of such securities up to an aggregate initial offering price of $25 million over this timeframe.

  On June 2010, the Corporation completed an equity financing of 3,300,000 common shares at a price of $5.00 per common share, for gross proceeds of $16.5 million. The net proceeds of the offering has been used for development work at Richmont’s projects, primarily the Francoeur Mine in Quebec, for potential acquisitions and for general corporate purposes.

  Also, on June 2010, the Corporation issued 1,425,407 common shares at a price of $4.69 each, following Richmont’s successful acquisition of the outstanding 30% of the issued and outstanding shares of Louvem Mines Inc. that it did not previously own.

  Capital disclosures

  Richmont’s cash and cash equivalents balance was $59.8 million at December 31, 2012, $63.5 million at December 31, 2011 and $40.0 million at December 31, 2010. The Corporation invests its cash and cash equivalents in high-quality securities issued by government agencies, financial institutions and major corporations, and limits its amount of credit exposure by diversifying its holdings.

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

  As at December 31, 2012, Richmont Mines had no hedging contracts. In order to finance additional exploration activities or to maintain or increase its liquidity and capital resources, the Corporation may decide to issue new shares or to issue new debt.

	C.	Research and Development, Patents and Licenses, etc.

None.

	D.	Trend Information

See discussions in Parts A and B of “ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS”.

	E.	Off-Balance Sheet Arrangements

The Corporation does not have any off-balance-sheet arrangements.

	F.	Tabular Disclosure of Contractual Obligations

  As of December 31, 2012, the Corporation had the following long-term liabilities required to be reflected on the Corporation’s balance sheet under International financial reporting standard.

	Payments due by period (in thousands of $)
		Less than			More than
Contractual obligations	Total	1 year	1-2 years	3-4 years	4 years

Asset retirement obligations	6,745	370	-	6,375	-
Finance leases obligations	995	932	63	-	-
Long-term share-based compensation	639	-	-	-	639

Total	8,379	1,302	63	6,375	639

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

  The names, offices, principal occupations, length of service and share ownership of the directors and senior management of the Corporation are as follows:

				Number of	Number of
	Office held			shares owned	options held
Name and Municipality of	with the	Principal	Director or	on March 26,	on March 26,
Residence	Corporation	Occupation	Officer since	2013[1]	2013

H. Greg Chamandy[7]	Executive	Businessman	May 14, 2009	5,016,363[2]	457,000
Westmount, QC, Canada	Chairman of
	the Board

Paul Carmel	President and	President and CEO of	May 22, 2012	63,000	324,675
Westmount, QC, Canada	CEO	Richmont Mines Inc.

Réjean Houle[4,5]	Director	Ambassador,	Jan. 27, 1989	76,500	65,000
Lasalle, QC, Canada		Canadien Hockey
		Club Inc.[6]

Eberhard Scherkus[3,4]	Director	Mining Consultant	April 12, 2012	60,000	170,700
Oakville, ON, Canada

Elaine Ellingham, P. Geo.[4,7]	Director	Geologist, President	Feb. 4, 2010	-	130,000
Toronto, ON, Canada		of Ellingham
		Consulting Ltd.

Sam Minzberg[3,5]	Director	Attorney Partner,	Feb. 4, 2010	-	130,000
Westmount, QC, Canada		Davies Ward Phillips
		& Vineberg LLP

Michael Pesner, CPA,	Director	President, Hermitage	Nov. 1, 2010	-	126,000
CA3,5,7		Canada Finance Inc.
Montreal, QC, Canada

Pierre Rougeau	Executive	Executive Vice	December 3, 2012	-	100,000
Beaconsfield, QC, Canada	Vice-	President and CFO of
	President and	Richmont Mines Inc.
	CFO

Daniel Adam	Vice-	Vice-President,	March 10, 2008	35,200	35,000
Rouyn-Noranda, QC,	President,	Exploration of
Canada	Exploration[9]	Richmont Mines Inc.

Christian Pichette, Eng.,	Executive	Executive Vice–	Oct. 6, 2005	50,100	100,200
M.Sc.	Vice-	President and Chief
Brossard, QC, Canada	President and	Operating Officer of
	Chief	Richmont Mines Inc.
	Operating
	Officer[8]

Nicole Veilleux, CPA, CA	Financial	Financial Director of	March 1, 2006	35,000	105,300
Rouyn-Noranda, QC,	Director	Richmont Mines Inc.
Canada

				Number of	Number of
	Office held			shares owned	options held
Name and Municipality of	with the	Principal	Director or	on March 26,	on March 26,
Residence	Corporation	Occupation	Officer since	2013[1]	2013

Sidney Horn	Corporate	Attorney, Stikeman	Dec. 15, 2009	-	130,000
Outremont, QC, Canada	Secretary	Elliott LLP

Mélissa Tardif	Assistant	Legal Advisor of	August 8,	-	20,000
Ste-Gertrude-Manneville,	Corporate	Richmont Mines Inc.	2011
QC, Canada	Secretary
1)	As the Corporation has no direct knowledge of the number of shares controlled by the above-mentioned directors and officers, the information was provided by each of them.
2)

  Of this number, 4,020,854 and 33,704 common shares are held respectively by Oxbridge Bank & Trust SCC, an entity ultimately controlled by Mr. Chamandy and Ms. Chantal Condoroussis, Mr. Chamandy’s spouse.

3)	Member of the Audit Committee.
4)	Member of the Environmental, Health and Safety Committee.
5)	Member of the Human Resources and Compensation Committee.
6)	National Hockey League Team.
7)	Member of the Governance and Ethics Committee.
8)	Mr. Christian Pichette was nominated Executive Vice-President and Chief Operating Officer on May 10, 2012.
9)	Mr. Daniel Adam was nominated Vice-President, Exploration on February 25, 2013.

  The Corporation does not have any other committee other than those mentioned above.

  The above-mentioned individuals have held their principal occupation as indicated beside their respective names during the last five years, with the exception of: Mr. Christian Pichette who, prior to May 10, 2012, was Vice-President, Operations of Richmont Mines; Daniel Adam, who, prior to February 25, 2013 was General Manager, Exploration of Richmont Mines; Ms. Mélissa Tardif who, prior August 2011, was a lawyer in a property management company; Mr. Paul Carmel, who, prior to May 22, 2012 was the Managing Director and Head of Mining – Investment Banking for Desjardins Capital Markets; Mr. Pierre Rougeau, who, prior to January 2011 was a Vice-President, Operations and Sales for Abitibi Bowater Inc., and Mr. Ebe Scherkus, who, prior to April 12, 2012, was working as President and Chief Operating Officer at Agnico-Eagle Mines Ltd.

  Certain directors also serve on the Boards of Directors of other reporting issuers. The following table presents, for each director, the other reporting issuers for which they serve as directors.

Director	Other Reporting Issuers

H. Greg Chamandy	Chelsea Acquisition Corp. and Liquid Nutrition Group Inc.

Sam Minzberg	HSBC Bank Canada(1), Reitmans (Canada) Limited and Quebecor Media Inc(2).

Elaine Ellingham	Aurania Resources Ltd.

Michael Pesner	Quest Rare Minerals Ltd.(3), Mint Technology Corp., Bitumen Capital Inc., Unite Capital Corp. and Le Château Inc(4).

Ebe Scherkus	Premier Gold Mines Ltd. and Stornoway Diamand Corporation.

  Notes:

1)	HSBC Bank Canada is a public company in Canada with only preferred shares listed. The bank does not do SEDI filings for their Directors since they don’t hold preferred shares.
2)	Mr. Minzberg is not a Director of Quebecor Inc., he is an insider of Quebecor Inc. by virtue of his directorship of Quebecor Media Inc.
3)	Quest Rare Minerals Ltd. is the new name of Corporation Uranium Quest.
4)	Mr. Pesner is a Director of Le Château Inc. but does not possess any shares or options from the company so there are no SEDI filings for him related to that company.

  Each director shall, unless he resigns or his office becomes vacant for any reason, hold office until the close of the next annual meeting of shareholders or until his successor is elected or appointed.

  The directors and officers mentioned above own a total of 5,336,163 common shares of Richmont Mines, which represents 13.48% of the 39,596,103 common shares issued and outstanding of Richmont Mines as at April 19, 2013.

B.	Compensation (all the amounts are in Canadian dollars)

  Compensation of Senior Officers

  During the financial year ended December 31, 2012, the five Named Executive Officers of the Corporation (as hereinafter defined) were paid an aggregate remuneration of $4,519,457.

  The following information sets forth the remuneration paid for the financial year ended December 31, 2012 by the Corporation and its subsidiaries to the Corporation’s President and Chief Executive Officer, Executive Vice-President and Chief Operating Officer and Executive Vice-President and Chief Financial Officer and other executive officers (collectively, the “Named Executive Officers”) who have received in return for services rendered to the Corporation or its subsidiaries in any capacity, an aggregate compensation exceeding $150,000 during the latest fiscal year. In March 2012, the Corporation offered employment agreements to Mr. Pichette, the Executive Vice-President and Chief Operating Officer and Mrs. Nicole Veilleux, the Financial Director both considered to be key personnel. These agreements incorporate a retention payment provided certain conditions are met by the employee, most notably that the employee continues his or her employment with the Corporation until March 2017. These retention payments would be payable in 2017 either through the issuance of the Corporation’s common shares or cash, at the discretion of the employee, with the number of common shares to be determined by the market value of the common shares at the time of payment.

  Summary Compensation Table of the Named Executive Officers

			Share-	Option-
Name and	Fiscal		based	based	Non-equity incentive plan		All other	Total
principal position	year	Salary	awards	awards	compensation		compensation	compensation
		($)	($)	($) (1)	($)		($) (2)	($)
					Annual	Long term
					incentive	incentive
					plans	plans
					(Bonus)
Paul Carmel(3)	2012	182,000		1,000,000	184,000		18,250	1,384,250
President and	2011	-	n/a	-	-	n/a	-	-
Chief Executive	2010	-		-	-		-	-
Officer

Pierre Rougeau(4)	2012	20,000		183,490	-		460	203,950
Executive Vice-	2011	-	n/a	-	-	n/a	-	-
President and	2010	-		-	-		-	-
Chief Financial
Officer

Christian	2012	280,000		53,000	120,000		25,500	478,500
Pichette(5)	2011	265,000	n/a	70,000	100,000	n/a	20,185	455,185
Executive Vice-	2010	255,000		80,000	55,000		18,960	408,960
President and
Chief Operating
Officer

Nicole Veilleux	2012	165,000		25,000	36,000		16,840	242,840
Financial Director	2011	160,000	n/a	20,500	50,450	n/a	14,790	245,740
	2010	135,000		38,600	30,000		13,430	217,030

Martin Rivard(6)	2012	208,300		-	-		2,001,617	2,209,917
President and	2011	310,000	n/a	150,000	115,170	n/a	25,142	600,312
Chief Executive	2010	300,000		118,000	120,000		14,365	552,365
Officer

  Notes:

1)

  The Corporation granted 15,800 options to Nicole Veilleux and 33,400 options to Christian Pichette on December 12, 2012, 100,000 options to Pierre Rougeau on November 23, 2012 and 324,675 options to Paul Carmel on May, 22, 2012.

  The fair value of the options granted annually is determined by multiplying the number of options granted by their value under the Black & Scholes model or is based on the value of the services rendered, in accordance with International Financial Reporting Standards. The value determined under Black & Scholes corresponds to the fair accounting value established according to the following assumptions:

	2012	2011	2010

Risk-free rate:	1.6%	1.6%	1.8%
Expected option life:	3.8 years	4.6 years	4.6 years
Volatility:	62%	61%	61%
Expected dividends yield:	0%	0%	0%
2)	The heading “All Other Compensation” includes:
a)

  the amount that was paid to each of the senior management designed to be equivalent to the amount that would normally be paid in the form of a retirement savings plan. Please see the section entitled “Other Compensation” below.

	b)	the amount that was paid to each of the senior management for health and life insurance fees, car allowance, parking allowance and professional fees.
	c)	any amount that was paid as termination benefits for Martin Rivard.
d)

  Please note that the amount of taxable benefit, associated with the exercising of options, is now presented in the section Options Exercised by Named Executive Officers during the Most Recently Completed Financial Year Ended December 31, 2012.

3)	On May 22, 2012, Mr. Paul Carmel was appointed President and Chief Executive Officer.
4)	On December 3, 2012, Mr. Pierre Rougeau was appointed Executive Vice-President and Chief Financial Officer.
5)	On May 10, 2012, Mr. Christian Pichette, Executive Vice-President was appointed Executive Vice-President and Chief Operating Officer.
6)	On February 27, 2012, Mr. Martin Rivard resigned from the position of President and Chief Executive Officer of the Corporation effective May 31, 2012.

  Directors compensation (other than the Executive Chairman of the Board)

  During a meeting held in December 2011, the members of the Board of Directors determined the annual compensation granted to the members of the Board for the fiscal year ended December 31, 2012.

  During this meeting, it was decided that the members of the Board (with the exception of the Executive Chairman of the Board) would be paid a sum of $20,000 in annual compensation for the 2012 year, that an additional sum of $12,000 would be paid to each Chair of a sub-committee of the Board of Directors, and that meeting attendance fees would no longer be given to Board members.

  The level of the annual compensation of the members of the Board of Directors (with the exception of the Executive Chairman of the Board) is based on the Human Resources and Compensation Committee’s analysis regarding compensation levels of directors of mining companies that are similar to Richmont.

  Executive Chairman of the Board compensation

  On May 12, 2012, the Board of Directors authorized an annual compensation of $270,000 for 2012. The Executive Chairman was not eligible to receive an annual bonus.

  On an aggregate basis, the Corporation’s Board members therefore received total compensation of $3,429,574 during the 2012 fiscal year, as detailed in the table below. Please note that this table does not include the compensation granted to the Chief Executive Officer, who is also a director of the Board. For more details about the Chief Executive Officer’s compensation, please consult the section “Compensation of the Named Executive Officers for the Financial Year Ended December 31, 2012.

  Director Compensation Table for the financial year ended on December 31, 2012

					Non-Equity
			Share-	Option-	Incentive Plan		All other
	Fiscal	Fees	based	based	Compensation	Pension	Compensation
Name	Year	Earned	Awards	Awards(1)	(bonus)	Value	(2)	Total
		($)	($)	($)	($)		($)	($)

H. Greg Chamandy	2012	270,000		1,211,056	-			1,481,056
Executive Chairman	2011	235,000	n/a	-	78,333	n/a	n/a	313,333
of the Board	2010	235,000		56,250	94,000			385,250

Robert Buchan(3)	2012	180,000		-				180,000
Vice-Chairman of	2011	-	n/a	-	n/a	n/a	n/a	-
the Board	2010	-		-				-

Réjean Houle	2012	20,000		144,000				164,000
Director	2011	20,000	n/a	-	n/a	n/a	n/a	20,000
	2010	20,000		56,250				76,250

Sam Minzberg	2012	32,000		144,000				176,000
Director	2011	32,000	n/a	-	n/a	n/a	n/a	32,000
	2010	32,000		156,900				188,900

Elaine Ellingham	2012	38,550		144,000				182,550
Director	2011	32,000	n/a	-	n/a	n/a	n/a	32,000
	2010	20,000		156,900				176,900

Michael Pesner(4)	2012	32,000		144,000				176,000
Director	2011	32,000	n/a	-	n/a	n/a	n/a	32,000
	2010	5,333		181,298				186,631

					Non-Equity
			Share-	Option-	Incentive Plan		All other
	Fiscal	Fees	based	based	Compensation	Pension	Compensation
Name	Year	Earned	Awards	Awards(1)	(bonus)	Value	(2)	Total
		($)	($)	($)	($)		($)	($)

Eberhard Scherkus(5)	2012	21,000		568,968				589,968
Director	2011	-	n/a	-	n/a	n/a	n/a	-
	2010	-		-				-

Denis Arcand(6)	2012	10,000		144,000				154,000
Vice-Chairman of	2011	20,000	n/a	-	n/a	n/a	n/a	20,000
the Board	2010	20,000		56,250				76,250

Raynald Vézina(7)	2012	10,000		144,000				154,000
Director	2011	20,000	n/a	-	n/a	n/a	n/a	20,000
	2010	20,000		56,250				76,250

Jean-Pierre Ouellet(8)	2012	8,000		144,000				152,000
Director	2011	32,000	n/a	-	n/a	n/a	n/a	32,000
	2010	32,000		156,900				188,900

A. Michel Lavigne(9)	2012	-		-				-
Director	2011	-	n/a	-	n/a	n/a	n/a	-
	2010	25,202		156,900				182,102

Sidney Horn(10)	2012	20,000		-				20,000
Director	2011	-	n/a	-	n/a	n/a	n/a	-
	2010	-		-				-

  Notes:

1)

  The Corporation granted 50,000 options to each of the Directors in place on January 10, 2012, 170,700 on April 11, 2012 to a new Director and 352,000 options to the Executive Chairman of the Board on May 10, 2012.

  The fair value of the options granted annually is determined by multiplying the number of options granted by their value under the Black & Scholes model, in accordance with International Financial Reporting Standards. The value determined under Black & Scholes corresponds to the fair accounting value established according to the following assumptions:

	2012	2011	2010

Risk-free rate:	1.6%	1.6%	1.8%
Expected option life:	3.8 years	4.6 years	4.6 years
Volatility:	62%	61%	61%
Expected dividends yield:	0%	0%	0%
2)

  Please note that the amount of taxable benefit, associated with the exercising of options are now presented in the section Options Exercised by Named Executive Directors during the Most Recently Completed Financial Year Ended December 31, 2012.

3)	Mr. Buchan commenced his position on January 11, 2012 and resigned on September 24, 2012.
4)	Mr. Pesner commenced his position on November 1, 2010. The amount presented for 2010 represents the amounts earned between November 1, 2010 and December 31, 2010.
5)	Mr. Scherkus commenced his position on April 10, 2012. The amount presented for 2012 represents the amounts earned between April 10, 2012 and December 31, 2012.
6)	Mr. Arcand resigned from his position as Director of the Corporation on May 9, 2012.
7)	Mr. Vézina resigned from his position as Director of the Corporation on May 9, 2012.
8)	Mr. Ouellet resigned from his position as Director of the Corporation on February 28, 2012.
9)

  Please note that Mr. Lavigne resigned from his position as director and Chairman of the Audit Committee on October 4, 2010, and that the amount presented represents the amount earned between February 4, 2010 and October 4, 2010.

10)	Mr. Horn commenced his position as director on April 5, 2012 and resigned on September 24, 2012.

  The Corporation has not set aside or accrued any amounts to provide pension, retirement or similar benefits to the directors or executive officers.

C.	Board Practices

  The directors serve as directors of the Corporation from their election until the next Annual and Special General Meeting that will be held on May 9, 2013 or until a successor is duly elected.

  Directors

Name	Elected or Appointed
Director
Réjean Houle	January 1989
H. Greg Chamandy	May 2009
Elaine Ellingham	February 2010
Samuel Minzberg	February 2010
Michael Pesner	November 2010
Eberhard Scherkus	April 2012
Paul Carmel	May 2012

  Employment Contracts

  The Corporation has entered into employment contracts with the Named Executive Officers: Paul Carmel, as President and Chief Executive Officer; Pierre Rougeau, as Executive Vice-President and Chief Financial Officer; Christian Pichette, as Executive Vice-President and Chief Operating Officer, and Nicole Veilleux, as Financial Director.

  The contracts of Christian Pichette and Nicole Veilleux provide that, in the event of termination initiated by the Corporation without cause or initiated by a Named Executive Officer for good reason, or if the contract is not renewed, the Executive Vice-President and Chief Operating Officer, Mr. Pichette, will be entitled to receive an amount equal to one year of total compensation (total compensation is defined as all the components which have monetary value and, without limiting the scope of the foregoing, any salary, bonuses, RRSP contributions and automobile allowances, if any) and the continuation of other benefits over this same period, while the Financial Director, Mrs. Veilleux, for her part will be entitled to one month of total compensation by year of service, notwithstanding such year of service is completed or not. For the purposes of calculating the severance payment, the Named Executive Officer’s total compensation will be based on the annual average of the two (2) complete fiscal years immediately preceding the date of termination. Moreover, and notwithstanding the provisions contained in the Omnibus Long-Term Incentive Plan and the conditions of the options held by the Named Executive Officers, all the options held by each of the Named Executive Officers will become vested on the termination date. Also, the options thus vested on the termination date will be exercisable on the earliest of the following two dates: (i) on the dates initially stipulated; or (ii) two years after the termination date.

  The estimated amount that could be paid by the Corporation in these given circumstances, assuming that the termination occurred on the last working day of the most recent financial year of the Corporation and that this date falls during the renewal term of the contract of employment of the Named Executive Officer is $475,790 for the Executive Vice-President and Chief Operating Officer and $305,441 for the Financial Director. These amounts include the options annual average value attributed during the last two years.

  The contracts of Paul Carmel and Pierre Rougeau provide that, if the termination occurs at any time, by the Corporation, without cause, Mr. Carmel and Mr. Rougeau will be entitled to the basic payments (accrued base salary, accrued expenses and vacation), to an indemnity in lieu of notice representing two (2) times the base salary at the time of the termination of the agreement (one (1) time in the case of Mr. Rougeau), the entitlement under the annual bonus plan, the whole minus applicable deductions and the same level of group insurance benefits he was receiving or entitled to receive for two (2) years (one (1) year in the case of Mr. Rougeau)

  following the date of termination. All un-vested options held by the executive on the date of termination will automatically vest on this day.

  The estimated amount that could be paid by the Corporation in these given circumstances, assuming that the termination occurred on the last working day of the most recent financial year of the Corporation is $904,488 for the President and CEO and $363,432 for the Executive Vice-President and Chief Financial Officer.

  Change of Control Agreements

  The Corporation has also entered into an agreement with the Executive Chairman of the Board and with each of the Named Executive Officers in case of a change of control.

  For the Named Executive Officers:

  In the event that, during a three-year period after the date of a “change of control”, the employment contract of Nicole Veilleux or Christian Pichette were to be terminated by his or her resignation for valid cause or by the severing by the Corporation of the employment relationship binding him or her to the Corporation for cause other than serious cause or his permanent incapacity, then the Corporation shall pay him or her, in addition to the payment of any amount owed to him or her as unpaid salary and vacation accumulated but not yet taken on the termination date, within 30 days of the termination date, a lump sum equivalent to twice his or her total average annual compensation (total compensation is defined as all the components which have monetary value and, without limiting the scope of the foregoing, any salary, bonuses (applicable for the period, regardless of whether they are calculated at that time), benefits, automobile allowances if any and insurance), based on the average annual amount of total compensation for the two full calendar years preceding the termination date, minus applicable deductions. Also, all the options held by the Named Executive Officer will become vested on the termination date and thereupon may be exercised. Moreover, and notwithstanding the provisions contained in the Omnibus Long-Term Incentive Plan and the conditions of the options held by the Named Executive Officers, the maturity dates of the options thus exercisable will be those initially stipulated, but without exceeding three years after the termination date. The change of control agreements will end upon the termination of the Named Executive Officer within the Corporation if it occurs before the occurrence of a change of control.

  The estimated amount that could be paid by the Corporation in these given circumstances, assuming that a change of control occurred on the last business day of the most recent financial year of the Corporation, is $951,579 for the Executive Vice-President and Chief Operating Officer and $488,706 for the Financial Director. These amounts include the options annual average value attributed during the last two years.

  In the event that following termination of employment, amounts are payable to a Named Executive Officer pursuant to an employment contract and a change of control agreement, the Corporation would only have to pay the greater of the two amounts for the Executive Vice–President and Chief Financial Officer and for the Financial Director.

  The contracts of Paul Carmel and Pierre Rougeau provide that, after a change of control, if the contract is terminated within six (6) months following the change in control, Mr. Carmel and Mr. Rougeau will be entitled to the basic payments (accrued base salary, accrued expenses and vacation), to an indemnity in lieu of notice representing three (3) times the base salary at the time of the termination of the agreement (two (2) times in the case of Mr. Rougeau), the entitlement under the annual bonus plan, the whole minus applicable deductions and the same level of group insurance benefits he was receiving or entitled to receive for three (3) years (one (1) year in Mr. Rougeau’s case) following the date of termination. All un-vested options held by the executive on the date of termination will automatically vest on this day.

  The estimated amount that could be paid by the Corporation in these given circumstances, assuming that a change of control occurred on the last business day of the most recent financial year of the Corporation, is $1,206,732 for the President and Chief Executive Officer and $603,432 for the Executive Vice-President and Chief Financial Officer.

  For the Executive Chairman of the Board (the “Executive”):

  (a) In case of a change of control:

  In the event that the Executive’s appointment as Chairman of the Board is terminated by the Corporation (including, without limitation, if the Executive does not stand for election or is not elected a director of the Corporation) or the Executive resigns from his position as Executive Chairman of the Board, either (1) at the time of, or within 12 months following, the occurrence of a transaction or event constituting a Change of Control, or (2) within 6 months prior to the occurrence of a transaction or event constituting a Change of Control, in each case (if applicable) whether or not the Executive remains non-executive Chairman of the Board or a director of the Corporation, the Executive will be entitled to the payments and benefits set out hereafter: (a) his annual base salary accrued and unpaid up to and including the date of termination; (b) any annual bonus plan payment to which the Executive may be entitled as of the date of termination; (c) a severance payment equal to one (1) time the Executive’s annual base salary; (d) his accrued expenses up to and including the date of termination.

  The estimated amount that could be paid by the Corporation in these given circumstances, assuming that a change of control occurred on the last business day of the most recent financial year of the Corporation, is $270,000 for the Executive Chairman of the Board.

  (b) In case of a termination other than under a change of control:

  In the event of the termination of the Executive’s appointment as Executive Chairman other than under a change of control, either by the Corporation or by the Executive’s resignation from his position as the Executive Chairman of the Board, (in each case, if applicable, whether or not the Executive remains non-executive Chairman of the Board or a director of the Corporation), the Executive will be entitled to receive the following compensation: (a) his annual base salary accrued and unpaid up to and including the date of termination; (b) any annual bonus plan payment to which the Executive may be entitled as of the date of termination; (c) his accrued expenses up to and including the date of termination.

  There would not be any amounts owed to the Executive Chairman of the Board following a termination on the last business day of the most recent financial year of the Corporation.

  In all of the cases noted above, a change of control occurs when: (i) another party acquires, directly or indirectly, alone or with any person acting in concert with him, more than 33 1/3% of the outstanding voting securities of the Corporation, (ii) after a takeover bid, a public offer of exchange, a merger, an arrangement, another form of business combination, a sale of assets of the Corporation or a contested election, or any combination of these transactions, the persons who are directors of the Corporation immediately prior to these transactions cease, after these transactions, to represent the majority of the directors on the Board, or on the Board of Directors of any parent Corporation or successor of the Corporation, or (iii) the shareholders of another entity hold more than 33 1/3% of the outstanding voting securities of the entity resulting from a merger, arrangement or other form of business combination with the other entity.

  Human Resources and Compensation Committee

  The Board has a Human Resources and Compensation Committee composed entirely of independent directors. The Human Resources and Compensation Committee meets at least once a year to make recommendations to the Board on the remuneration of Corporation’s employees, executive officers and directors. The Human Resources and Compensation Committee takes into consideration the responsibilities and workload of executive officers in formulating its recommendations and favors giving key personnel competitive compensation in order to keep them with the Corporation.

  Each member of the Human Resources and Compensation Committee has been in a senior leadership position in various organizations, and in those capacities obtained direct experience relevant to executive compensation, and has the skills and experience that enable the Human Resources and Compensation Committee to make decisions on the suitability of the Corporation’s compensation policies and practices.

  In fiscal year 2012, the Human Resources and Compensation Committee of the Corporation was composed of Mr. Sam Minzberg, Mr. Michael Pesner and Mr. Réjean Houle. The compensation of the Executive Chairman of the Board, the President and Chief Executive Officer and the other executive officers is determined by the Board of Directors following recommendations by the Human Resources and Compensation Committee. As the Board of Directors establishes the salaries of executive officers, it should be noted that the Executive Chairman of the Board and the President and Chief Executive Officer abstain from the discussion and the ensuing decision concerning their total compensation arrangements.

  Governance and Ethics Committee

  The Board has a Corporate Governance and Ethics Committee, which meets at least once a year and is composed of a majority of independent directors. In fiscal year 2012, the Corporate Governance and Ethics Committee was composed of Elaine Ellingham, Michael Pesner and Greg Chamandy. The Corporate Governance and Ethics Committee’s mandate is to evaluate every aspect of the Corporation’s governance practices. In particular, the Corporate Governance and Ethics Committee examines the effectiveness of the Corporation’s governance practices at regular intervals, and reviews the role and the mandate of the Board and its committees.

  The Board does not have a nominating committee to identify new candidates for Board nomination, however the Corporate Governance and Ethics Committee exercises all of the functions of a nominating committee. Comprised of a majority of independent directors, the Corporate Governance and Ethics Committee makes recommendations to the Board regarding selection criteria for directors, and periodically reviews the criteria the Board has adopted, as the case may be.

  When necessary, the Board looks for candidates with varied backgrounds, who can contribute to the overall performance of the Board, and who have demonstrated integrity, independence, experience and leadership in the past. Directors and members of senior management may recommend a candidate to the Corporate Governance and Ethics Committee if he or she believes that the individual possesses the required abilities to successfully perform the duties of a director. The Corporate Governance and Ethics Committee is responsible for conducting an interview with the candidate, from which it will form recommendations that will then be given to the Board of Directors.

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

  The Audit Committee is composed of Messrs Michael Pesner, Ebe Scherkus and Sam Minzberg. All members of the audit committee are independent and financially literate as defined in National Instrument 52-110 Audit Committees (“NI 52-110”).

  Mr. Pesner is a CPA, CA and is President of Hermitage Canada Finance Inc., a Corporation that specializes in financial advisory services. Previously, Mr. Pesner was a Senior Partner in Financial Advisory Services at the Montreal offices of KMPG, prior to which he was National Executive, Corporate Recovery Partner at KMPG predecessor firm Thorne Ernst & Whinney. Mr. Pesner also serves on the Board of Directors of the following public companies: Quest Rare Minerals Ltd., Mint Technology Corp., Bitumen Capital Inc., Le Château Inc. and Unite Capital Corp.

  Mr. Scherkus recently retired as President and Chief Operating Officer of Agnico-Eagle Mines Ltd. after a 27 year career. Mr. Scherkus is a graduate of McGill University (B.Sc.), a member of the Association of Professional Engineers of Ontario and past president of the Quebec Mining Association. He also serves as Chairman of the Board of Premier Gold Mines ltd. and Stornaway Diamond Corporation.

  Mr. Minzberg is a senior partner with the law firm Davies Ward Phillips & Vineberg, LLP in Montreal, and is a member of the firm’s Management Committee. Mr. Minzberg specializes in corporate, commercial and tax law. He was previously President and CEO of Claridge Inc., a management and holding company on behalf of the Charles R. Bronfman Family. Mr. Minzberg also serves on the Board of Directors of Quebecor Média Inc., HSBC Bank Canada and Reitmans (Canada) Ltd.

  Environmental, Health and Safety Committee

  On December 8, 2010, the Board of Directors created the Environmental, Health and Safety Committee, composed of a majority of independent directors. In fiscal year 2012, the Environmental, Health and Safety Committee was composed of Réjean Houle, Ebe Scherkus and Elaine Ellingham. The Environmental, Health and Safety Committee is responsible for evaluating whether the Corporation’s current environmental, health and safety practices are appropriate, for ensuring that these practices are standardized across all of the Corporation’s divisions, and for making recommendations when appropriate. The Chairman of the Environmental, Health and Safety Committee is responsible for providing the Board of Directors with an account of the Environmental, Health and Safety Committee.

D.	Employees

  The number of employees of the Corporation as of December 31, 2012, 2011 and 2010, was 471, 489 and 407 respectively. The distribution of the employees was the following:

Category of Activity or Geographical Location	December 31,
	2012	2011	2010
Head Office	32	18	15
Beaufor	163	141	102
Island Gold	191	177	185
Exploration	20	14	11
Camflo	21	20	20
Francoeur	44	119	74
Total	471	489	407

E.	Share Ownership

  See “ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES - A. Directors and Senior Management” above for the number of shares of the Corporation’s common shares held by directors and executive officers of the Corporation.

  Information regarding the outstanding stock options held by directors and senior management of the Corporation as of December 31, 2012, is set forth below.

  Stock Options Outstanding to Named Executive Officers and Directors as at December 31, 2012

		Unexercised
		Options at Year-
	Unexercised	End
	underlying	(#)	Exercise price of
	securities	Exercisable/	share options	Share options
Name	(unit)	Unexercisable	($)	expiry date
Paul Carmel(3)
President and Chief Executive	324,675	Nil/ 324,675	6.61	June 1, 2019
Officer
TOTAL	324,675
Pierre Rougeau(4)
Executive Vice-President and	100,000	20,000 / 80,000	3.61	Nov. 22, 2017
Chief Financial Officer
TOTAL	100,000
Christian Pichette(5)	5,000		2.83	July 10, 2013
Executive Vice-President and	10,000		1.80	Dec. 11, 2013
Chief Operating Officer	20,000	43,080 / 57,120	3.55	Dec. 10, 2014
	19,800		5.09	Dec. 8, 2015
	12,000		12.03	Dec. 8, 2016
	33,400		3.05	Dec 11, 2017
TOTAL	100,200
Nicole Veilleux	20,000		2.83	July 10, 2013
Financial Director	25,000		1.80	Dec. 11, 2013
	25,000	79,160 / 26,140	3.55	Dec. 10, 2014
	16,000		5.09	Dec. 8, 2015
	3,500		12.03	Dec. 8, 2016
	15,800		3.05	Dec. 11, 2017
TOTAL	105,300
H. Greg Chamandy	75,000		4.12	May 13, 2014
Director and Executive	30,000	80,000 / 377,000	4.19	Feb. 3, 2015
Chairman of the Board	352,000		6.57	May 9, 2018
TOTAL	457,000
Réjean Houle	5,000		1.80	Dec. 11, 2013
Director	10,000	5,000 / 60,000	4.19	Feb. 3, 2015
	50,000		11.51	Jan. 9, 2015
TOTAL	65,000
Sam Minzberg	50,000		4.19	Feb. 3, 2015
Director	30,000	50,000 / 80,000	4.19	Feb. 3, 2015

		Unexercised
		Options at Year-
	Unexercised	End
	underlying	(#)	Exercise price of
	securities	Exercisable/	share options	Share options
Name	(unit)	Unexercisable	($)	expiry date
	50,000		11.51	Jan. 9, 2015
TOTAL	130,000
Elaine Ellingham	50,000		4.19	Feb. 3, 2015
Director	30,000	50,000 / 80,000	4.19	Feb. 3, 2015
	50,000		11.51	Jan. 9, 2015
TOTAL	130,000
Michael Pesner	50,000		5.31	Nov. 8, 2015
Director	26,000	47,334 / 78,666	5.31	Nov. 8, 2015
	50,000		11.51	Jan. 9, 2015
TOTAL	126,000
Eberhard Scherkus	50,000		6.98	Jan. 9, 2015
Director	20,700	20,000 / 150,700	6.98	April 10, 2017
	100,000		6.98	April 10, 2017
TOTAL	170,700

  Description of the Share Option Plans

  Other than the Omnibus Long-Term Incentive Plan, the Corporation had only one equity-based compensation plan previously in existence, a share option plan, for the benefit of the Corporation’s and its affiliate’s officers, directors, employees and service providers (the “Share Option Plan”). Following the approval and adoption of the Omnibus Long-Term Incentive Plan in May 2012, options are no longer granted under the Share Option Plan and all grants of awards are now made under the Omnibus Long-Term Incentive Plan (the “Omnibus Plan”).

  As of December 31, 2012, options for the acquisition of a total of 1,377,550 common shares under the Share Option Plan were outstanding and with exercise prices ranging from $1.80 to $12.03 per share, representing approximately 3.5% of the common shares issued and outstanding on such date.

  As at December 31, 2012, options to acquire a total of 899,900 common shares had been granted under the Omnibus Plan and 324,675 options had been granted outside of the Corporation’s Omnibus Plan, representing approximately 3.1% of the common shares issued and outstanding on such date, leaving a balance of 1,079,006 available options to be issued by the Board of Directors pursuant to the Omnibus Plan, as indicated in the table below.

  Information regarding Omnibus and Share Option plans as at December 31, 2012

	Number of shares to be	Weighted-average	Number of shares
	issued upon exercise of	exercise price of	available for future grants
	outstanding options	outstanding options	under the Omnibus Plan
Omnibus and Share
Option plans	2,277,450	$5.89	1,079,006
(approved by the holders)

  During the year 2012, 18 option holders exercised a total of 483,600 options.

  The total number of common shares reserved and available for grant and issuance pursuant to Awards (as defined in the Omnibus Plan) (including the common shares issuable upon exercise of the options granted under the Share Option Plan of the Corporation) shall not exceed a number of common shares equal to ten percent (10%) of the total issued and outstanding common shares of the Corporation at the time of granting of Awards (on a non-diluted basis) or such other number as may be approved by the TSX and the shareholders of the Corporation from time to time. Options are no longer granted under the Share Option Plan and all grants of Awards are now made under the Omnibus Plan. Any increase in the issued and outstanding common shares (whether as a result of exercise of Awards or otherwise) will result in an increase in the number of common shares that may be issued on Awards outstanding at any time and any increase in the number of Awards granted will, upon exercise, make new grants available under the Omnibus Plan.

  The Omnibus Plan provides that the aggregate number of common shares of the Corporation (a) issued to “Insiders” and “Associates” (as each such term is defined in the Omnibus Plan) of such Insiders under the Omnibus Plan or any other proposed or established share compensation arrangement within any one-year period and (b) issuable to Insiders and Associates of such Insider at any time under the Omnibus Plan or any other proposed or established share compensation arrangement, shall not in each case exceed ten percent (10%) of the issued and outstanding common shares of the Corporation.

  Awards granted or awarded under the Omnibus Plan may not be assigned or transferred with the exception of an assignment made to a personal representative of a deceased “Participant” (as defined in the Omnibus Plan). The Board of Directors may in its sole discretion, appoint from time to time one or more entities to act as administrative agent to administer the Awards under the Omnibus Plan.

  The Board of Directors will not provide financial assistance to Participants to assist them in exercising their Awards, provided, however, that the Board of Directors may, in its discretion, amend the Omnibus Plan to authorize the administrator under the Omnibus Plan to make arrangements to provide a form of financial assistance to the Participants.

  The Omnibus Plan is managed by the Board of Directors which establishes the terms of the option grants, including the exercise price, provided however, that the exercise price is not lower than the market price, as determined by the closing asked price of the common shares on the TSX on the trading day immediately preceding the date of grant.

  The options granted under the Omnibus Plan are vested or become subject to exercise according to the terms established by the Board of Directors at the time of grant. If the expiry date falls during a blackout period (during any period when the Corporation’s policies do not permit an option holder to exercise an option) or within ten business days following the last day of the blackout period, then the expiry date will be the last day of this ten business day period. Following the termination without cause of an option holder, the options that remain unexercised must be exercised within 60 days in the case of the termination without cause or resignation, 1 year in the case of death, 3 years in the case of disability or injury and 3 years in the case of early retirement. The Board of Directors has the discretionary power to modify these terms and periods, provided that options cannot expire later than 10 years from the date on which they were granted.

  If at any time after the grant of an Award to any Participant and prior to the expiration of the term of such Award, the Common Shares shall be reclassified, reorganised or otherwise changed, the Corporation shall consolidate, merge or amalgamate with or into another corporation (the corporation resulting or continuing from such consolidation, merger or amalgamation being herein called the “Successor Corporation”), the Participant shall be entitled to receive upon the subsequent exercise or vesting of such Award, in accordance with the terms thereof and shall accept in lieu of the number of Shares then subscribed for but for the same aggregate consideration payable therefore, the aggregate number of shares of the appropriate class or other securities of the Corporation or the Successor Corporation (as the case may be) or other consideration from the Corporation or the Successor Corporation (as the case may be) that such Participant would have been entitled to receive as a result of such reclassification, reorganization or other change of shares or, as a result of such consolidation, merger or amalgamation, if on the record date of such reclassification, reorganization or other change of shares or the effective date of such consolidation, merger or amalgamation, as the case may be, such Participant had been the registered holder of the number of Shares to which such Participant was immediately theretofore entitled upon such exercise or vesting of such Award.

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

  The Board may amend the Omnibus Plan or any Award at any time without the consent of the Participants provided that such amendment shall:

    not adversely alter or impair any Award previously granted;

    be subject to any regulatory approvals including, where required, the approval of the TSX; and

    be subject to shareholder approval, where required, by law or the requirements of the TSX, provided that shareholder approval shall not be required for the following amendments and the Board may make any changes which may include but are not limited to:

    amendments of a "housekeeping" nature;

    a change to the vesting provisions of any Award;

    the introduction or amendment of a cashless exercise feature payable in securities, whether or not such feature provides for a full deduction of the number of underlying securities from the Omnibus Plan reserve (as defined in the Omnibus Plan);

    the addition of a form of financial assistance and any amendment to a financial assistance provision which is adopted;

    a change to the “Eligible Participants” of the Omnibus Plan (as defined in the Omnibus Plan), including a change which would have the potential of broadening or increasing participation by Insiders; and

    the addition of a deferred or restricted share unit or any other provision which results in Participants receiving securities while no cash consideration is received by the issuer.

  The Board shall be required to obtain shareholder approval to make the following amendments:

    any change to the maximum number of Shares issuable from treasury under the Omnibus Plan;

    any amendment which reduces the exercise price of any Award, as applicable, after such an Award has been granted or any cancellation of an Award and the substitution of that Award by a new Award with a reduced price;

    any amendment which extends the expiry date of any Award, or the Restriction Period (as defined in the Omnibus Plan) of any Restricted Share Units (RSU) beyond the original expiry date, except in case of an extension due to a Black-Out Period (as defined in the Omnibus Plan);

    any amendment which would permit a change to the Eligible Participants, including a change which would have the potential of broadening or increasing participation by Insiders;

    any amendment which would permit any Award granted under the Omnibus Plan to be transferable or assignable by any Participant;

    any amendment which increases the maximum number of Shares that may be issued to (i) Insiders and Associates of such Insiders; or (ii) any one Insider and Associates of such Insider under the Omnibus Plan and any other proposed or established “Share Compensation Arrangement” (as defined in the Omnibus Plan) in a one-year period;

    any amendment to the amendment provisions of the Omnibus Plan, provided that Shares held directly or indirectly by Insiders benefiting from the amendments shall be excluded when obtaining such shareholder approval.

  Notwithstanding anything contained to the contrary in the Omnibus Plan, in a “Grant Agreement” (as defined in the Omnibus Plan) contemplated herein, but subject to any specific provisions contained in any “Employment Agreements” (as defined in the Omnibus Plan), in the event of a Change in Control under the Omnibus Plan, a reorganization of the Corporation, an amalgamation of the Corporation, an arrangement involving the Corporation, a take-over bid (as that term is defined in the Securities Act (Québec)) for all of the Shares or the sale or disposition of all or substantially all of the properties and assets of the Corporation, the Board may make such provision for the protection of the rights of the Participants as the Board in its discretion considers appropriate in the circumstances, including, without limitation, changing the “Performance Criteria” (as defined in the Omnibus Plan) and/or other vesting conditions for the Awards and/or the date on which any Award expires or the “Restriction Period” (as defined in the Omnibus Plan), the “Performance Period” (as defined in the Omnibus Plan), the Performance Criteria and/or other vesting conditions for the Awards.

  The Board may, by resolution, advance the date on which any Award may be exercised or payable or, subject to applicable regulatory provisions and shareholder approval, extend the expiration date of any Award, in the manner to be set forth in such resolution provided that the period during which an “Option” (as defined in the Omnibus Plan) or a Share Appreciation Rights (“SAR”) is exercisable or RSU is outstanding does not exceed ten (10) years from the date such Option or SAR is granted in the case of Options and SARs and three (3) years after the calendar year in which the award is granted in the case of RSUs. The Board shall not, in the event of any such advancement or extension, be under any obligation to advance or extend the date on or by which any Option or SAR may be exercised or RSU may be outstanding by any other Participant.

  The Committee may, by resolution, but subject to applicable regulatory approvals, decide that any of the provisions hereof concerning the effect of termination of the Participant's employment shall not apply for any reason acceptable to the Human Resources and Compensation Committee.

  The Board may, subject to regulatory approval, discontinue the Omnibus Plan at any time without the consent of the Participants provided that such discontinuance shall not materially and adversely affect any Awards previously granted to a Participant under the Omnibus Plan.

  See the additional descriptive information regarding the Omnibus Plan appearing the section entitled “ITEM 10. ADDITIONAL INFORMATION – Omnibus Long-Term Incentive Plan” below.

  The table below describes the share options exercised during the financial year ended December 31, 2012 by Named Executive Officers and the aggregate value realized on unexercised options at Year-End.

  Options Exercised by Named Executive Officers during the Most Recently Completed Financial Year Ended December 31, 2012

			Market Value
			of Securities
		Securities	Underlying
Name and Principal		Under Options	Options on the		Taxable
Position	Exercise Date	Exercised	Date of Exercise	Exercise Price	Benefit
		(#)	($/Security)	($/Security)	($)

Nicole Veilleux,	March 1, 2012	5,000	9.84	2.83	35,050
Financial Director

Martin Rivard(1)	January 5,
President and Chief	2012	25,000	10.99	2.88	202,750
Executive Officer	March 1, 2012	50,000	9.84	3.15	334,500
	April 2, 2012	40,000	7.66	1.80	234,400
	April 2, 2012	45,000	7.66	3.55	184,950
	April 2, 2012	19,000	7.66	5.09	48,830

  Note:

1)	On February 27, 2012, Mr. Martin Rivard resigned from the position of President and Chief Executive Officer of the Corporation effective May 31, 2012.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

  As of April 19, 2013, to the knowledge of the directors and executive officers of the Corporation, Oxbridge Bank & Trust SCC (“Oxbridge”), an entity ultimately controlled by H. Greg Chamandy, a member of the Board of the Corporation and Chairman of the Board, is the only shareholder, directly or indirectly, beneficially owning or controlling over more than 5% of the outstanding common shares of the Corporation. Oxbridge, with its affiliates, beneficially owns or controls directly or indirectly 5,016,363 common shares and 457,000 common share options, representing approximately 12.67% of the outstanding common shares of the Corporation (excluding common shares underlying outstanding options). See “ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES – E. Share Ownership” above.

  Mr. Chamandy and Oxbridge became a shareholder of the Corporation in 2009.

  Mr. Chamandy or Oxbridge does not have any different voting rights compared with the Corporation’s other shareholders.

  As of April 19, 2013, a total of 7,413,354 shares of the Corporation’s common shares, representing 18.72% of the issued and outstanding shares of the Corporation’s common shares, were held by a total of 124 U.S. record holders.

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

  Throughout the year 2012, and until the date of this Annual Report, certain Related Party Transactions occurred with the Corporation, as described below:

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

  In 2011, the Corporation paid fees to Davies in the amount of approximately $27 thousand (including taxes) for professional services rendered mainly in legal tax advices ($14 thousand, in 2010, mainly in connection with legal tax advice).

  Stikeman, Elliott

  On December 15, 2009, Sidney Horn was named as Corporate Secretary of the Corporation.

  Mr. Horn is a senior partner at the law firm Stikeman, Elliott LLP (“Stikeman”).

  In 2012, the Corporation paid fees to Stikeman in the amount of approximately $333 thousand (including taxes) for professional services rendered mainly in connection with general matters and financings.

  In 2011, the Corporation paid fees to Stikeman in the amount of approximately $225 thousand (including taxes) for professional services rendered mainly in connection with general corporate matters, financings and the option agreement with Globex Mining Enterprises Inc. In 2010, the Corporation paid fees to Stikeman in the amount of approximately $626 thousand (including taxes) for professional services rendered, mainly in connection with the acquisition of Louvem Mines, the completion of an overnight marketed public offering of 3,300,000 common shares of Richmont and for general corporate purposes.

  Oxbridge Aviation

  On May 14, 2009, Mr. H. Greg Chamandy was appointed as Director of the Corporation and subsequently Executive Chairman of the Board.

  Oxbridge Aviation is owned by Mr. H. Greg Chamandy.

  In 2011, the Corporation paid fees to Oxbridge Aviation in the amount of approximately $4 thousand for a meeting of the Board of Directors in Rouyn-Noranda (Quebec), ($3 thousand, in 2010).

  Subsequent Transaction

  See “ITEM 8. FINANCIAL INFORMATION - B. Significant Change” for a discussion of a February 1, 2012 transaction with the Vice Chairman of the Board and two members of his immediate family.

C.	Interests of Experts and Counsel

  Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

  The following consolidated financial statements of the Corporation are attached to this Annual Report:

  Independent Auditor’s report of registered public accounting firm dated February 20, 2013 on Internal Control over financial reporting and on the Consolidated Statements of Financial Position as at December 31, 2012, 2011 and 2010, Consolidated Income Statements, Consolidated Statements of Comprehensive Income, Consolidated Statements of Changes in Equity, and Consolidated Statements of Cash Flows for the years ended December 31, 2012, 2011 and 2010.

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

  The Corporation has not declared or paid any dividends on its common shares since its incorporation. Richmont Mines has no current plans to pay dividends on its common shares. Its present policy is to retain earnings to finance its capital expenditures program. In the future, the Board of Directors may declare dividends according to its assessment of the financial position of the Corporation, taking into account its financing requirements for future growth and other factors that the Board of Directors may deem relevant in the circumstances. The Corporation had no export sales during 2012.

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

B.	Significant Change

  The Corporation has no significant change since the date of the annual financial statements included.

ITEM 9.	THE OFFER AND LISTING

  The Corporation’s common shares are traded on the TSX under the symbol “RIC” and on the NYSE MKT also under the symbol “RIC”.

  Toronto Stock Exchange

  Set forth below are the high and low sell prices on the TSX for actual trades of shares of the Corporation’s common shares for the periods indicated.

Last Five Full Years
Toronto Stock Exchange
Common Shares Trading Activity

	- Price -
	Canadian Dollars
Year Ended	High	Low
December 31, 2008	$4.20	$1.21
December 31, 2009	$4.93	$2.04
December 31, 2010	$5.71	$3.78
December 31, 2011	$13.39	$4.28
December 31, 2012	$12.98	$2.69

Last Two Full Years
Toronto Stock Exchange
Common Shares Trading Activity

	- Price -
	Canadian Dollars
Quarter Ended	High	Low
March 31, 2011	$6.54	$4.28
June 30, 2011	$9.75	$6.27
September 30, 2011	$13.39	$6.77
December 31, 2011	$13.35	$8.30
March 31, 2012	$12.98	$7.53
June 30, 2012	$7.94	$4.48
September 30, 2012	$5.37	$3.30
December 31, 2012	$4.75	$2.69

Last Six Months
Toronto Stock Exchange
Common Shares Trading Activity

	- Price -
	Canadian Dollars
Month Ended	High	Low
October 31, 2012	$4.75	$3.80
November 30, 2012	$4.08	$2.77
December 31, 2012	$3.15	$2.69
January 31, 2013	$3.44	$2.83
February 29, 2013	$3.23	$2.63
March 31, 2013	$2.83	$2.30

  * The closing price of the Corporation’s common shares on the TSX on April 19, 2013 was CAN$2.01.

  American Stock Exchange and NYSE Amex, NYSE MKT

  The Corporation’s common shares were listed for trading on the American Stock Exchange effective on March 6, 1997. In 2008, the American Stock exchange was bought by NYSE Alternext and became NYSE Amex in the beginning of 2009.On May 2012, NYSE Amex become NYSE MKT. Set forth below are the high and low sell prices on and NYSE Amex until May 2012, and NYSE MKT thereafter for actual trades of shares of the Corporation’s Common shares for the periods indicated.

Last Five Full Years
American Stock Exchange /
NYSE Amex, NYSE MKT
Common Shares Trading Activity

	- Price -
	US Dollars
Year Ended	High	Low
December 31, 2008	$4.18	$0.95
December 31, 2009	$4.36	$1.60
December 31, 2010	$5.72	$3.50
December 31, 2011	$13.40	$4.28
December 31, 2012	$12.91	$2.71

Last Two Full Years
NYSE Amex, NYSE MKT
Common Shares Trading Activity

	- Price -
	US Dollars
Quarter Ended	High	Low
March 31, 2011	$6.72	$4.28
June 30, 2011	$10.16	$6.40
September 30, 2011	$13.40	$6.86
December 31, 2011	$13.19	$7.79
March 31, 2012	$12.91	$7.53
June 30, 2012	$7.93	$4.32
September 30, 2012	$5.40	$3.23
December 31, 2012	$4.86	$2.71

Last Six Months
NYSE MKT
Common Shares Trading Activity

	- Price -
	US Dollars
Month Ended	High	Low
October 31, 2012	$4.86	$3.88
November 30, 2012	$4.10	$2.78
December 31, 2012	$3.19	$2.71
January 31, 2013	$3.40	$2.83
February 29, 2013	$3.24	$2.56
March 31, 2013	$2.76	$2.23

  * The closing price of the Corporation’s common shares on the NYSE MKT on April 19, 2013 was US$1.97.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

  Not applicable.

B.	Memorandum and Articles of Association

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

  The Corporation has perpetual duration and no specific objects or purposes are set forth in its Articles or ByLaws.

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

  By-Laws

  The Corporation updated its General By-laws enacted by the Board of Directors on February 25, 1981, which have been amended since and are now known as the “By-laws”. To align the By-laws with the terminology and principles set out in the new Business Corporations Act as well as governance best practices, the Board of Directors elected to adopt the By-laws on April 5, 2012. (For more information, see exhibit 1.3 of 2011 Annual Report).

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

    The required quorum to hold a shareholders meeting has been increased to 25% of the issued and outstanding shares carrying the right to vote at the meeting and held by at least two shareholders present in person or represented by proxyholders at the beginning of the meeting;

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

  In accordance with the Business Corporations Act, the By-Laws have been approved and ratified by the shareholders.

  Omnibus Long-Term Incentive Plan

  Introduction

  The Board of Directors has approved the Omnibus Long-Term Incentive Plan (the "Omnibus Plan") of the Corporation, (a copy of which has been disclosed in Exhibit "4.2" of 2011 Annual Report), and approved by the shareholders of the Corporation.

  The Omnibus Plan was drafted to comply with the policies of the TSX and remains subject to any requirements the NYSE MKT may have for the Omnibus Plan to be in compliance with the NYSE standards. The following information is intended as a summary of the Omnibus Plan, and is qualified in its entirety by the more detailed provisions of the Omnibus Plan in the form disclosed as Exhibit "4.2" in 2011 Annual Report.

  The Omnibus Plan is intended to furnish an incentive to directors, officers, senior executives and other employees of the Corporation, consultants and service providers providing ongoing services to the Corporation ("Eligible Participants", and when such Eligible Participants are granted Awards (as defined below), the "Participants") to continue their services for the Corporation and to encourage such Eligible Participants whose skills, performance and loyalty to the objectives and interests of the Corporation are necessary to its success.

  The Omnibus Plan will permit the granting of options ("Options"), restricted share units ("RSUs"), share appreciation rights ("SARs") and retention awards ("Retention Awards" and together with the Options, the RSUs and the SARs, the "Awards") to Eligible Participants of the Corporation. The Omnibus Plan will be administered by the Board of Directors.

  General Terms Applicable to Awards

  See "ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES - E. Share Ownership".

  Specific Terms Related to the Options

  The Board of Directors will (i) set the term of the Options granted under the Omnibus Plan which term cannot exceed ten (10) years and (ii) fix the vesting terms of Options as it deems appropriate at the time of the grant of such Options. Should the expiration date for an Option fall within a period during which designated persons cannot trade in any securities of the Corporation pursuant to the Corporation's policy respecting restrictions on insider trading which is in effect at that time (a "Black-Out Period") or within nine (9) business days following the expiration of a Black-Out Period, the expiry date of the Option shall be extended until that date which is the tenth business day following the end of the Black-Out Period.

  The exercise price of any Options granted pursuant to the Omnibus Plan will be determined by the Board of Directors at the time of the grant, provided that the exercise price shall not be less than the market value of the common shares at the time of the grant which shall be, if the grant is made during a Black-Out Period, the weighted average trading volume price of the common shares on the TSX for the five (5) trading day period following the last day of such Black-Out Period. If the grant is made outside a Black-Out Period, the market value of the common shares shall be the weighted average trading volume price of the common shares on the TSX for the five (5) trading day period ending on the last trading day before the day on which the Option is granted. Pursuant to the Omnibus Plan, the exercise price may also be such other price as is permitted under the rules of the TSX.

  With the consent of the Board, a Participant may, rather than exercise the Option which the Participant is entitled to exercise under the Omnibus Plan, elect to exercise such Option, in whole or in part and, in lieu of receiving the common shares to which the exercised Option relate, receive the number of common shares, disregarding fractions, which, when multiplied by the market value of the common shares to which the exercised Option relate, have a value equal to the product of the number of common shares to which the exercised Option relate multiplied by the difference between the market value of such common shares and the price of such Option, less any amount withheld on account of income taxes, which withheld income taxes will be remitted by the Corporation.

  Specific Terms Related to the RSUs

  The Board of Directors, will fix the period during which RSUs may vest, a period which period shall not exceed three (3) years after the calendar year in which the RSU is granted (the "Restriction Period"). Each RSU grant will be subject to certain vesting conditions (including performance criteria, if any) such conditions to be determined by the Board of Directors, as the case may be, and to be provided to the Participant under a separate agreement. The vesting of the RSUs may be subject to the expiration of a performance period which corresponds to the period over which the performance criteria, if any, and other vesting conditions will be measured and which shall not end after the Restriction Period (the "Performance Period").

  The Participant will be entitled to receive, after the vesting determination date, which is the date on which, after the end of the Performance Period, if any, the Board of Directors, determines that the vesting conditions (including the performance criteria, if any) are met, but no later than the last day of the Restriction Period (the "RSU Vesting Determination Date"), payment for each awarded RSU in the form of the common shares of the Corporation, cash, or a combination of the common shares and cash, at the discretion of the Board of Directors. For the purposes of such payment, the market value of the common shares of the Corporation shall be the weighted average trading volume price of the common shares on the TSX for the five trading day period ending on the last trading day before the day on which the payment is made.

  Specific Terms Related to the SARs

  The Board of Directors will (i) set the term of the SARs granted under the Omnibus Plan which term cannot exceed ten (10) years and (ii) fix the vesting terms of SARs, (including performance criteria, if any) as it deems appropriate at the time of the grant of such SARs. Should the expiration date for a SAR fall within a Black-Out Period or within nine (9) business days following the expiration of a Black-Out Period, the expiry date of the SAR shall be extended until that date which is the tenth business day following the end of the Black-Out Period.

  The exercise price of any SAR granted pursuant to the Omnibus Plan will be determined by the Board of Directors at the time of the grant, provided that the exercise price shall not be less than the market value of the common shares at the time of the grant which shall be, if the grant is made during a Black-Out Period, the weighted average trading volume price of the common shares on the TSX for the five (5) trading day period following the last day of such Black-Out Period. If the grant is made outside a Black-Out Period, the market value of the common shares shall be the weighted average trading volume price of the common shares on the TSX for the five (5) trading day period ending on the last trading day before the day on which the SAR is granted.

  The exercise of a SAR with respect to any number of common shares of the Corporation shall entitle the Participant to a payment, in cash or common shares, or a combination of cash and common shares, for each SAR, equal to the excess of the market value of the common shares on the effective date of such exercise over the exercise price per SAR.

  Specific Terms Related to the Retention Awards

  The Board of Directors will (i) set the term of the Retention Awards granted under the Omnibus Plan and (ii) fix the vesting terms of Retention Awards (including performance criteria, if any) as it deems appropriate at the time of the grant of such Retention Awards.

  Each Retention Award awarded to a Participant shall entitle the Participant to receive, on the vesting date of the Retention Award, such number of common shares of the Corporation which, when multiplied by the market value of the common shares on the vesting date of the Retention Award, to which the Retention Awards relate, have a value equal to the amount determined by the Board of Directors at the time of the grant (the "Retention Payment"), less any amount withheld on account of income taxes, which withheld income taxes will be remitted by the Corporation.

  A Participant may, in lieu of receiving the common shares to which the Retention Awards relate, elect to receive, in cash, the Retention Payment, less any amount withheld on account of income taxes, which withheld income taxes will be remitted by the Corporation.

  Cessation in Case of Grant of Options, SARs and Retention Awards

  Unless the Board of Directors decides otherwise, Options, SARs or Retention Awards granted under the Omnibus Plan will expire at the earlier of the expiration of the original term of the Options, SARs or Retention Awards, and (i) the effective date of the termination as specified in the notice of termination provided by the Corporation to the Participant that its employment has been terminated for cause; (ii) twelve (12) months after the Participant's death; (iii) three (3) years after the Participant's employment has been terminated for reasons other than for "cause" or by reason of injury or disability, after retirement of a Participant (provided that the Participant does not carry on any activities or business in the mining services business prior to the end of the term of his/her Options, SARs or Retention Awards) or after a Participant becoming eligible to receive long-term disability benefits; or (iv) sixty (60) days following the Participant's termination of employment for any other reason.

  Cessation in Case of RSU Grant

  Unless the Board of Directors decides otherwise, upon a Participant's (i) death; (ii) termination of employment for reason of injury or disability; (iii) eligibility to receive long-term disability benefits; (iv) retirement (provided that the Participant does not carry on any activities or business in the mining services business prior to the RSU Vesting Determination Date); (v) leave of absence for a period of more than six (6) months authorized by the Corporation; (vi) termination of employment for reasons other than for "cause" (excluding resignation); the Participant's participation in Omnibus Plan in respect of RSUs shall be immediately terminated, provided however, that all unvested RSUs shall remain in effect until the applicable RSU Vesting Determination Date. On the RSU Vesting Determination Date or any earlier date as may be determined by the Board of Directors, the Board of Directors will evaluate whether the vesting conditions and performance criteria, if any, were met in order to determine the amount of the payment to which the Participant is entitled, if any, in accordance with the following formula:

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

  Upon a Participant's employment being terminated for cause or the Participant's resignation, the Participant's participation in the Omnibus Plan shall be immediately terminated and all RSUs credited to such Participant's account that have not vested shall be forfeited and cancelled.

  Amendment

  The Board of Directors has the discretion to make amendments to the Omnibus Plan which it may deem necessary, without the consent of the Participants, provided that such amendment shall:

(a)	not adversely alter or impair any Award previously granted except as permitted by the provisions of Omnibus Plan;

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

(iii)

  the introduction or amendment of a cashless exercise feature payable in securities, whether or not such feature provides for a full deduction of the number of underlying securities from the Omnibus Plan reserve;

(iv)	the addition of a form of financial assistance and any amendment to a financial assistance provision which is adopted;

(v)	a change to the Eligible Participants under the Omnibus Plan, including a change which would have the potential of broadening or increasing participation by insiders; and

(vi)	the addition of a deferred or restricted share unit or any other provision which results in Participants receiving securities while no cash consideration is received by the issuer.

  The Board of Directors shall be required to obtain shareholder approval to make the following amendments:

(a)

  any change to the maximum number of common shares of the Corporation issuable from treasury under the Omnibus Plan, except such increase resulting from any increase in the issued and outstanding common shares of the Corporation (whether as a result of exercise of Awards or otherwise) and in the event of an adjustment pursuant to the Omnibus Plan;

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

(e)

  any amendment which would permit any Award granted under the Omnibus Plan to be transferable or assignable by any Participant other than by will or by the laws of succession of the domicile of a deceased Participant;

(f)

  any amendment which increases the maximum number of common shares of the Corporation (i) issued to Insiders and Associates of such Insiders under the Omnibus Plan or any other proposed or established share compensation arrangement within one-year period; or (ii) issuable to Insiders and Associates of such Insiders at any time under the Omnibus Plan or any other proposed or established share compensation arrangement;

(g)	any amendment to the amendment provisions of the Omnibus Plan; and

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

  Shareholder Approval

  Shareholders approved the adoption by the Corporation of the Omnibus Plan. The Options granted to Mr. Eberhard Scherkus on April 10, 2012 under the Omnibus Plan, as described in 2011 Annual Report has been ratified and approved.

C.	Material Contracts

  Private Placements

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

  On February 1st, 2012, Richmont Mines completed a CAN$10 million private placement with Mr. Bob Buchan and two members of his immediate family in the form of convertible debentures. The debentures which had a 5 year maturity with a 7.6% annual interest rate were convertible into Richmont common shares at a conversion price of CAN$12.17 per share at the option of the holders at any time following the date of issuance. On September 24, 2012, Richmont Mines announced the immediate retirement of these debentures held by Mr. Bob Buchan and two members of his immediate family.

  On September 26, 2012, Richmont Mines Inc. completed a non-brokered private placement with four institutional funds, through which the Corporation issued 5.97 million common shares at CAN$4.35 per share for, a total cash consideration of CAN$26 million. Some Directors and officers subscribed to the private placement for an amount representing less than 2% of the private placement.

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

  Amended and Restated Shareholders Rights Plan

  Introduction

  On March 28, 2011, the Corporation amended and restated the existing shareholder rights plan which was set to terminate in accordance with its terms in 2012 (the “Amended and Restated Rights Plan”). The Amended and Restated Rights Plan was approved by the shareholders of the Corporation at the Meeting (Reference is made at Item 19. in Exhibit 2.2 of 2011 Annual Report).

  Background

  A shareholder rights plan was adopted by the Corporation’s shareholders in 2002 and, in accordance with the terms set out at that time, the Omnibus Plan required ratification at the Corporation’s annual meetings in 2005, 2008 and 2011, and would expire in April 2012. In lieu of shareholders ratifying the Omnibus Plan in 2011 for one year only (the Omnibus Plan expires in 2012), the Board of Directors thought it appropriate to bring the shareholder rights plan up to date. Consequently, a new shareholder rights plan, which will expire in 2021 (10 years following the effective date). This plan needs to be reconfirmed at every third annual meeting of the Corporation.

  The primary objective of a rights plan is (a) to prevent creeping acquisition of control or an acquisition of control through a partial bid; (b) to provide adequate time to the Board of Directors and shareholders to properly consider and evaluate any unsolicited takeover bid without undue pressure; (c) to provide the Board of Directors and shareholders adequate time to value of all of the assets of the Corporation and for the Corporation to undertake a value recognition program if necessary to demonstrate the value of one or more assets; (d) to provide the Board of Directors of the Corporation adequate time to explore and develop alternatives for maximizing shareholder value if an unsolicited takeover bid is made for the Corporation and to possibly allow competing bids to emerge; and (e) to provide every shareholder of the Corporation an equal opportunity to participate in such a bid and to ensure the equal treatment of all shareholders of the Corporation under such bid. The Amended and Restated Rights Plan encourages a potential acquiror to proceed either by way of a “Permitted Bid” (as defined in the Amended and Restated Rights Plan), which requires the takeover bid to satisfy certain minimum standards designed to promote fairness, or with the concurrence of the Board of Directors. The Amended and Restated Rights Plan is not intended to prevent takeover bids that treat shareholders of the Corporation fairly and has not been adopted in response to any proposal to acquire control of the Corporation. On the effective Date, one Right (as defined in the Amended and Restated Rights Plan) was issued and attached to each common share of the Corporation then outstanding, and one Right will be issued and attached to each common share of the Corporation subsequently issued.

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

  Summary

  The following is a summary of the principal terms of the Amended and Restated Rights Plan for the Corporation which is qualified in its entirety by reference to the text of the Amended and Restated Rights Plan and reference is made at Item 19. in Exhibit 2.2 of 2011 Annual Plan. A shareholder or any other interested party may also obtain a copy of the Amended and Restated Rights Plan by contacting the Assistant Corporate Secretary, 161 Avenue Principale, Rouyn-Noranda, Quebec, J9X 4P6; telephone (819) 797-2465; fax (819) 797-0166, by consulting the Web site EDGAR at www.sec.gov/edgar or by consulting the Corporation’s Web Site at www.richmont-mines.com.

  In the opinion of the Board of Directors, the terms of the Amended and Restated Rights Plan conform to the terms of plans now in place in many other Canadian public companies.

  Effective Date

  The effective date of the Amended and Restated Rights Plan is March 28, 2011 (the “Effective Date”).

  Term

  The Amended and Restated Rights Plan will be in effect until the end of the 2014 annual meeting of shareholders of the Corporation unless the Amended and Restated Rights Plan is reconfirmed at that meeting by the shareholders. If the Amended and Restated Rights Plan is so reconfirmed, it will then need to be reconfirmed at every third annual meeting. If it is not reconfirmed it will terminate. Even if reconfirmed by the shareholders, it expires ten years after the Effective Date, at which time a new plan can be adopted.

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

  For taxable years beginning on or after January 1, 2013, dividends paid by foreign qualified corporations to non-corporate taxpayers will be taxed at the same rate as long-term capital gains, rather than at the higher ordinary income tax rate. A foreign corporation such as the Corporation is a qualified corporation (i) if the corporation is eligible for the benefits of a comprehensive income tax treaty with the United States which the United States Internal Revenue Service (“IRS”) determines is satisfactory and which contains an exchange of information provision, or (ii) to the extent that the dividends are paid with respect to stock that is readily tradable on an established securities market in the United States. The IRS has ruled that the Treaty is a satisfactory treaty for this purpose. Accordingly, dividends paid with respect to shares of the Corporation should be eligible for the reduced tax rate. Eligibility for the reduced tax rate is dependent on satisfying a holding period and certain other limitations. The reduced tax rate also cannot be claimed with respect to dividends that are included as investment income for purposes of the limitation on the deduction of investment interest.

  For tax years beginning after 2012, dividends paid to U.S. citizens and residents with modified adjusted gross income above $200,000 ($250,000 for joint returns) also will be subject to a 3.8% Medicare contribution tax. The 3.8% tax is imposed on the lesser of net investment income or the excess of modified adjusted gross income above $200,000 ($250,000 for joint returns). For trusts the threshold applies at the top marginal bracket, which for 2013 starts at $11,950. There is an exemption for foreign trusts except to the extent the foreign trust has United States beneficiaries.

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

  As with dividends, for tax years beginning after 2012, capital gains of U.S. citizens and residents with modified adjusted gross income above $200,000 ($250,000 for joint returns) will be subject to a 3.8% Medicare contribution tax.

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

F .	Dividends and Paying Agents

  Not applicable.

G.	Statement by Experts

  Not applicable.

H .	Documents on Display

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

  Commodity Price and Foreign Currency Risk Disclosure

  See “ITEM 4. INFORMATION ON THE CORPORATION – B. Business Overview - Gold Marketing and Sales” above.

  The Corporation’s revenues are mainly denominated in US dollars, while investments and operating costs, primarily accrue in Canadian dollars. The Corporation’s cash flows and results of operations will therefore be affected by fluctuations in the US/CAN dollar exchange rate.

  The Corporation’s financial results are sensitive to movements in the price of gold, and the US$/CAN$ exchange rate, as the Corporation mostly generates revenue in US dollars and generally incurs expenses in Canadian dollars. The following table describes, for demonstration purposes only, the financial impact that changes in certain variables would generally have had on the Corporation’s 2012 net earnings, all other variables bring constant.

SENSITIVITY ANALYSIS
Variable	Change	Impact on net earnings
(in thousands of CAN$)

Price of gold (US$)	+/-10% per ounce	+/- 7,903

Exchange rate (US$/CAN$)	+/- 7% (US$/CAN$)	+/- 5,572

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

  Interest Rate Risk Disclosure

  At December 31, 2012, the Corporation had long-term finance lease obligations. See “ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS - A. Operating Results – Long-Term Debt” above. The Corporation does not believe it is exposed to significant interest rate risk.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

  Not applicable.

  PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

  There have been no defaults, dividend arrearages or delinquencies.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

  There have been no material modifications to the rights of security holders.

  See “ITEM 10. ADDITIONAL INFORMATION – C. Material Contracts” for a description of the Corporation’s Amended and Restated Shareholders’ Rights Plan.

ITEM 15.	CONTROLS AND PROCEDURES

a)

  Disclosure Controls and Procedures. Based on their evaluation of the Corporation’s disclosure controls and procedures as of the end of the period covered by this Annual Report, and pursuant to Rule 13a-15 or Rule 15d-15 of the Securities Exchange Act of 1934, Paul Carmel, President and Chief Executive Officer and Pierre Rougeau, Executive Vice-President and Chief Financial Officer, have concluded that the Corporation’s disclosure controls and procedures (as defined in Rule 13a-15(e) or Rule 15d-15(e)) are designed to ensure that information required to be disclosed by the Corporation in the reports that it files under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and are operating in an effective manner.

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

  Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2012. In making this assessment, management used the criteria for effective internal control over financial reporting set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control-Integrated Framework. Based on this assessment, management has concluded that, as of December 31, 2012, the Corporation’s internal control over financial reporting was effective based on those criteria.

  The effectiveness of the Corporation’s internal control over financial reporting as of December 31, 2012 has been audited by Raymond Chabot Grant Thornton LLP, an independent registered public accounting firm, as stated in their report which appears herein.

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

  The Corporation’s Board of Directors has determined that Michael Pesner, chairman of the Audit Committee, serves as “audit committee financial expert” on its audit committee and that he is also an “independent” director as defined under the listing standards of the NYSE MKT.

ITEM 16.B.	CODE OF ETHICS

  The Board has a Code of Ethics for individuals responsible for financial information, including the President and Chief Executive Officer, the Executive Vice-President and Chief Financial Officer, the Financial Director, the Executive Vice-President and Chief Operating Officer and any other person performing functions that are connected to the objective of the Code of Ethics for Financial Reporting Individuals. The Code of Ethics for Financial Reporting Individuals, which is under the responsibility of the Audit Committee, is reviewed and reassessed annually and must be signed by all associated employees every year. A copy of such code may be obtained by making a request to the Assistant Corporate Secretary of the Corporation. The Board also has a Code of Business Conduct and Ethics for its directors, officers and employees. The Corporation similarly has a whistle blower policy under the terms of which employees can report an offence to the Code of Business Conduct and Ethics, or voice a concern relating to possible irregularities with regards to internal accounting, auditing or internal controls, by communicating confidentially with a Director appointed by email, mail or telephone. A memo was sent to all employees of the Corporation explaining this procedure. Furthermore, no director may participate in any Board discussion regarding a matter in which he has a conflict of interest, and may not vote on any such matter. Copies of the Business Conduct and Ethics Code and the Code of Ethics for Financial Reporting Individuals are available on EDGAR at www.sec.gov/edgar.shtml.

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

  The following tables show the total fees billed for each of the two past financial years by the Corporation’s principal independent accounting firm.

  Audit Fees

  The aggregate fees billed by the external auditors for audit services for each of the last three financial years are the following:

Nature of services	2012	2011	2010
Audit services*	$133,000	$175,500	$187,000

  * Includes the audit of the internal controls and financial reporting as required by the Sarbanes-Oxley legislation.

  Audit-Related Fees

  The aggregate fees billed for each of the last three financial years for certification services and related services provided by the external auditors which are reasonably related with the performance of the audit or review of the Corporation’s financial statements are described in the following table:

Nature of services	2012	2011	2010
Special work	$25,050	$69,800	$82,800

  Taxation Fees

  The aggregate fees billed for each of the last three financial years for the professional services provided by the external auditors with regards to tax compliance, tax advice and tax planning are described in the following table:

Nature of services	2012	2011	2010
Review quarterly estimate	$10,125	$10,125	$10,000
Planning and tax advice	$7,925	$16,250	$7,950

  All Other Fees

  The aggregate fees billed for each of the last three financial years for the products and services provided by the external auditors, other than the services previously stated, are described in the following table:

Nature of services	2012	2011	2010
Other consultations	$8,185	$3,293	$1,650
Other expenses	$8,960	$9,265	$9,916

  100% of all Audit Related Fees, Tax Fees and All Other Fees reported above were approved by the Corporation’s Audit Committee.

ITEM 16.D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

  The Corporation did not rely on any exemption from the listing standards for audit committees.

ITEM 16.E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

  The Corporation had no share repurchase program in effect in 2012.

ITEM 16.F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

  Not applicable.

ITEM 16.G.	CORPORATE GOVERNANCE

  NYSE MKT Corporate Governance Matters

  The Corporation’s common shares are listed on NYSE MKT. Section 110 of the NYSE MKT Corporation Guide permits the NYSE MKT to consider the laws, customs and practices of the foreign issuer’s country of domicile in relaxing certain NYSE MKT listing criteria, and to grant exemptions from NYSE MKT listing criteria based on these considerations. A corporation seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law. A description of the significant ways in which the Corporation’s governance practices differ from those followed by domestic companies pursuant to NYSE MKT standards is as follows:



  Shareholder Meeting Quorum Requirement: The NYSE MKT recommended minimum quorum requirement for a shareholder meeting is one-third of the outstanding common shares. In addition, a corporation listed on NYSE MKT is required to state its quorum requirement in its By-Laws. The Corporation’s quorum requirement as set forth in its By-Laws is two shareholders with at least 10% of the issued and outstanding common shares entitled to vote at a meeting of shareholders whether present in person or represented by proxy.

	Proxy Delivery Requirement: NYSE MKT requires the solicitation of proxies and delivery of proxy statements for all shareholder meetings, and requires that these proxies shall be solicited pursuant to a proxy statement that conforms to SEC proxy rules. The Corporation is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act and Rule 405 under the Securities Act and the equity securities of the Corporation are accordingly exempt from the proxy rules set forth in Sections 14(a), 14(b), 14(c) and 14(f) of the Exchange Act. The Corporation solicits proxies in accordance with applicable rules and regulations in Canada.

	Shareholder Approval Requirement: The Corporation will follow the Canadian securities regulatory authorities and Toronto Stock Exchange rules for shareholder approval of new issuances of its common shares. Following such securities and exchange rules, shareholder approval is required for certain issuances of shares that: (i) materially affect control of the Corporation; or (ii) provide consideration to insiders in aggregate of 10% or greater of the market capitalization of the listed issuer and have not been negotiated at arm’s length. Shareholder approval is also required, pursuant to Toronto Stock Exchange rules, in the case of most private placements: (x) for an aggregate number of listed securities issuable greater than 25% of the number of securities of the listed issuer which are outstanding, on a non-diluted basis, prior to the date of closing of the transaction if the price per security is less than the market price; or (y) that during any six month period are to insiders for listed securities or options, rights or other entitlements to listed securities greater than 10% of the number of securities of the listed issuer which are outstanding, on a non-diluted basis, prior to the date of the closing of the first private placement to an insider during the six month period.

  The Corporation believes that foregoing are consistent with the laws, customs and practices in Canada.

  In addition, the Corporation may from time-to-time seek relief from NYSE MKT corporate governance requirements on specific transactions under Section 110 of the NYSE MKT Corporation Guide by providing written certification from independent local counsel that the non-complying practice is not prohibited by the Corporation’s home country law.

ITEM 16.H.	MINE SAFETY DISCLOSURE

  Neither Richmont Mines nor any subsidiary has received any notice of any violations concerning mine safety or other regulatory matters under the Federal Mine Safety and Health Act of 1977. There were no mining related fatalities at any mines operated by Richmont Mines or its subsidiaries and there is no pending legal action before the Federal Mine Safety and Health Review Commission.

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

  Audited Consolidated Financial Statements

  Independent Auditor’s report of registered public accounting firm dated February 20, 2013 on Internal Control over financial reporting and on the Consolidated Statements of Financial Position as at December 31, 2012, 2011 and, 2010, Consolidated Income Statements, Consolidated Statements of Comprehensive Income, Consolidated Statements of Changes in Equity, and Consolidated Statements of Cash Flows for the years ended December 31, 2012, 2011 and 2010, and a summary of significant accounting policies, and other explanatory information.

ITEM 19.	EXHIBITS

  Exhibit

No.	Exhibit
1.1	Articles of the Corporation, including all amendments thereto(1)
1.2	By-Laws of the Corporation, including all amendments thereto(2)
1.3	New By-Laws No. 2012-1 adopted by the shareholders at the Annual Meeting on May 10, 2012(3)
2.1	Shareholder Rights Plan(4)
2.2	Amended and Restated Shareholders’ Rights Plan(5)
4.1	Acquisition Agreement and Amalgamation Agreement (Acquisition of Louvem Mines Inc.)(5)
4.2	Omnibus Long-Term Incentive Plan adopted by the shareholders at the Annual Meeting on May 10, 2012(6)
4.3	Private Financing: Fonds de solidarité des travailleurs du Québec (F.T.Q.); Fonds régional de solidarité Abitibi-Témiscamingue, société en commandite(7)
4.4	Private Financing: Robert Buchan; Fraser Buchan; Jennifer Buchan(7)
4.5	Private Financing: Non-brokered private placement with four institutional funds †
8.1	List of Subsidiaries †
12.1	Rule 13a-14(a)/15d-14(a) Certifications †
13.1	Certification of periodic financial report pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350 †

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

(3)

  Incorporated by reference to Exhibit No. 1 to the Corporation’s Annual Report under “Item 10 Additional Information” on Form 20- F for the fiscal year ended December 31, 2011 filed with the Securtities and Exchange Commission on April 27, 2012.

(4)

  Incorporated by reference to the identically numbered exhibit to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2006 filed with the Securities and Exchange Commission on May 10, 2007.

(5)

  The Acquisition and Amalgamation Agreements were filed on EDGAR on May 28, 2010 and the Amended and Restated Shareholders Rights Plan was filed on EDGAR on April 14, 2011. These documents are incorporated by reference in this Annual Report.

(6)

  The Omnibus Long-Term Incentive Plan incorporated in the 2011 Management Information Circular and in the 2011 Annual Report on Form 20-F was filed on EDGAR on April 27, 2012. That document is incorporated by reference in this Annual Report.

(7)

  The two Private Financing (the first one with Fonds de solidarité des travailleurs du Québec (F.T.Q.) and Fonds régional de solidarité Abitibi-Témiscamingue, société en commandite), (the second one with Robert Buchan; Fraser Buchan; Jennifer Buchan) were filed on Form 20-F on EDGAR on April 27, 2012. Those documents are incorporated by reference in this Annual Report.

  SIGNATURES

  The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

RICHMONT MINES INC.
Registrant

Dated: April 19, 2013	By:	(/s/) Pierre Rougeau
Pierre Rougeau
Executive Vice-President and Chief Financial Officer

  Consolidated Financial Statements of

  RICHMONT MINES INC.

  Years ended December 31, 2012 and 2011

  INDEPENDENT AUDITOR’S REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

  To the shareholders of Richmont Mines Inc.

  We have completed integrated audits of Richmont Mines Inc.’s 2012, 2011 and 2010 consolidated financial statements and of its internal control over financial reporting as at December 31, 2012. Our opinions, based on our audits, are presented below.

  Report on the consolidated financial statements

  We have audited the accompanying consolidated financial statements of Richmont Mines Inc., which comprise the consolidated statements of financial position as at December 31, 2012 and 2011 and the consolidated income statements, the consolidated statements of comprehensive income, the consolidated statements of changes in equity and the consolidated statements of cash flows for each of the years in the three-year period ended December 31, 2012, and a summary of significant accounting policies and other explanatory information.

  Management’s responsibility for the consolidated financial statements

  Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board, and for such internal control as management determines necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

  Auditor’s responsibility

  Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform an audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement.

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

  Opinion

  In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Richmont Mines Inc. as at December 31, 2012 and 2011 and its financial performance and its cash flows for each of the years in the three-year period ended December 31, 2012 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

  Report on internal control over financial reporting

  We have also audited Richmont Mines Inc. internal control over financial reporting as at December 31, 2012, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

  INDEPENDENT AUDITOR’S REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

  Management’s responsibility

  Management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s report on Internal Control over Financial Reporting.

  Auditor’s responsibility

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

  Definition of internal control over financial reporting

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

  Inherent limitations

  Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

  Opinion

  In our opinion, Richmont Mines Inc. maintained, in all material respects, effective internal control over financial reporting as at December 31, 2012, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

  Montreal (Canada)

  February 20, 2013

1 CPA auditor, CA public accountancy permit no. A105359

RICHMONT MINES INC.
Consolidated Financial Statements
Years ended December 31, 2012 and 2011

  Consolidated Financial Statements

  CONSOLIDATED INCOME STATEMENTS

  Years ended December 31 (in thousands of Canadian dollars)

	2012	2011	2010
	$	$	$

CONTINUING OPERATIONS
Revenues from precious metals	101,148	118,239	87,182
Cost of sales (note 3)	73,798	71,696	66,103

GROSS PROFIT	27,350	46,543	21,079

OTHER EXPENSES (REVENUES)
Exploration and project evaluation (note 4)	20,265	10,926	7,260
Administration (note 5)	10,270	5,456	4,913
Loss (gain) on disposal of long-term assets (note 7)	198	(3,010)	(489)
Other revenues (note 8)	(598)	(343)	(3,287)

	30,135	13,029	8,397

OPERATING EARNINGS (LOSS)	(2,785)	33,514	12,682

Financial expenses (note 9)	656	115	103
Financial revenues (note 10)	(837)	(1,187)	(468)

EARNINGS (LOSS) BEFORE MINING AND INCOME TAXES	(2,604)	34,586	13,047

MINING AND INCOME TAXES (note 11)	373	8,543	3,743

NET EARNINGS (LOSS) FROM CONTINUING OPERATIONS	(2,977)	26,043	9,304

NET LOSS FROM DISCONTINUED OPERATION (note 12)	(42,038)	(125)	(98)

NET EARNINGS (LOSS)	(45,015)	25,918	9,206

NET LOSS ATTRIBUTABLE TO NON-CONTROLLING INTERESTS	-	-	(128)

NET EARNINGS (LOSS) ATTRIBUABLE TO RICHMONT MINES SHAREHOLDERS	(45,015)	25,918	9,334

EARNINGS (LOSS) PER SHARE (note 13)
Basic earnings (loss) per share
Earnings (loss) from continuing operations	(0.08)	0.81	0.33
Loss from discontinued operation	(1.20)	-	-

Basic net earnings (loss)	(1.28)	0.81	0.33

Diluted earnings (loss) per share
Earnings (loss) from continuing operations	(0.08)	0.80	0.32
Loss from discontinued operation	(1.20)	-	-

Diluted net earnings (loss)	(1.28)	0.80	0.32

BASIC WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING (in thousands)	35,055	31,813	28,687

DILUTED WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING (in thousands)	35,207	32,434	29,016

  The accompanying notes are an integral part of the consolidated financial statements.

  CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

  Year ended December 31 (in thousands of Canadian dollars)

	2012	2011	2010
	$	$	$

NET EARNINGS (LOSS)	(45,015)	25,918	9,206

OTHER COMPREHENSIVE INCOME (LOSS), NET OF TAXES
Fair value variation on available-for-sale financial assets	(281)	(274)	1,071
Realized gains on sale of available-for-sale financial assets transferred to net earnings	(90)	(142)	(210)

OTHER COMPREHENSIVE INCOME (LOSS), NET OF TAXES	(371)	(416)	861

TOTAL COMPREHENSIVE INCOME (LOSS)	(45,386)	25,502	10,067

COMPREHENSIVE LOSS ATTRIBUTABLE TO NON-CONTROLLING INTERESTS	-	-	(128)
COMPREHENSIVE INCOME (LOSS) ATTRIBUTABLE TO RICHMONT MINES SHAREHOLDERS	(45,386)	25,502	10,195

	(45,386)	25,502	10,067

  The accompanying notes are an integral part of the consolidated financial statements.

  CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

  Year ended December 31, 2012 (in thousands of Canadian dollars)

				Available-for-
			Retained	sale
		Contributed	earnings	financial
	Share capital	surplus	(deficit)	assets	Total equity
	$	$	$	$	$

BALANCE AT DECEMBER 31, 2011	104,872	6,688	22,173	401	134,134

Issue of shares
Common	25,981	-	-	-	25,981
Exercise of share options	2,174	(653)	-	-	1,521

Common shares issue costs	(914)	-	-	-	(914)

Convertible debentures -
Equity component, net impact	-	88	-	-	88
Deferred income and mining tax liabilities	-	(23)	-	-	(23)

Share-based compensation	-	2,962	-	-	2,962

Transactions with Richmont Mines shareholders	27,241	2,374	-	-	29,615

Net loss	-	-	(45,015)	-	(45,015)

Other comprehensive loss

Available-for-sale financial assets:
Fair value variation, net of taxes	-	-	-	(281)	(281)
Reclassification to net earnings, net of taxes	-	-	-	(90)	(90)

Total comprehensive loss	-	-	(45,015)	(371)	(45,386)

BALANCE AT DECEMBER 31, 2012	132,113	9,062	(22,842)	30	118,363

  The accompanying notes are an integral part of the consolidated financial statements.

  CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

  Year ended December 31, 2011 (in thousands of Canadian dollars)

				Available-for-
			Retained	sale
		Contributed	earnings	financial
	Share capital	surplus	(deficit)	assets	Total equity
	$	$	$	$	$

BALANCE AT DECEMBER 31, 2010	91,010	6,709	(3,745)	817	94,791

Issue of shares
Common	10,295	-	-	-	10,295
Exercise of share options	3,904	(1,100)	-	-	2,804

Common shares issue costs	(337)	-	-	-	(337)

Share-based compensation	-	1,079	-	-	1,079

Transactions with Richmont Mines shareholders	13,862	(21)	-	-	13,841

Net earnings	-	-	25,918	-	25,918

Other comprehensive income (loss)

Available-for-sale financial assets:
Fair value variation, net of taxes	-	-	-	(274)	(274)
Reclassification to net earnings, net of taxes	-	-	-	(142)	(142)

Total comprehensive income (loss)	-	-	25,918	(416)	25,502

BALANCE AT DECEMBER 31, 2011	104,872	6,688	22,173	401	134,134

  The accompanying notes are an integral part of the consolidated financial statements.

  CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

  Year ended December 31, 2010 (in thousands of Canadian dollars)

					Total equity
				Available-	attributable
			Retained	for-sale	to Richmont	Non-
	Share	Contributed	earnings	financial	Mines	controlling	Total
	capital	surplus	(deficit)	assets	shareholders	interests	equity
	$	$	$	$	$	$	$

BALANCE AT
JANUARY 1, 2010	67,087	6,226	(7,954)	(44)	65,315	1,986	67,301

Issue of shares for cash
Common	16,500	-	-	-	16,500	-	16,500
Exercise of share options	2,078	(597)	-	-	1,481	-	1,481

Issue of shares in exchange for non-controlling interests	6,685	-	(5,125)	-	1,560	(1,858)	(298)

Common shares issue costs	(1,340)	-	-	-	(1,340)	-	(1,340)

Share-based compensation	-	1,080	-	-	1,080	-	1,080

Transactions with Richmont Mines shareholders	23,923	483	(5,125)	-	19,281	(1,858)	17,423

Net earnings (loss)	-	-	9,334	-	9,334	(128)	9,206

Other comprehensive income (loss)

Available-for-sale financial assets
Fair value variation, net of taxes	-	-	-	1,071	1,071	-	1,071
Reclassification to net earnings, net of taxes	-	-	-	(210)	(210)	-	(210)

Total comprehensive income (loss)	-	-	9,334	861	10,195	(128)	10,067

BALANCE AT
DECEMBER 31, 2010	91,010	6,709	(3,745)	817	94,791	-	94,791

  The accompanying notes are an integral part of the consolidated financial statements.

  CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

  December 31 (in thousands of Canadian dollars)

	December 31,	December 31,
	2012	2011
	$	$

ASSETS

CURRENT ASSETS
Cash and cash equivalents	59,810	63,532
Shares of publicly-traded companies	30	893
Receivables (note 14)	2,921	3,063
Income and mining tax assets	916	916
Exploration tax credits receivable	3,485	13,176
Inventories (note 15)	7,764	7,597

	74,926	89,177

RESTRICTED DEPOSITS (note 18 c)	684	290

PROPERTY, PLANT AND EQUIPMENT (note 16)	65,150	77,456

DEFERRED INCOME AND MINING TAX ASSETS (note 11)	7,484	1,067

TOTAL ASSETS	148,244	167,990

LIABILITIES

CURRENT LIABILITIES
Payables, accruals and provisions	17,356	12,005
Income and mining taxes payable	1,972	8,461
Current portion of long-term debt	932	-
Current portion of asset retirement obligations	370	-

	20,630	20,466

LONG-TERM DEBT (note 17)	702	-

ASSET RETIREMENT OBLIGATIONS (note 18 d)	6,375	6,685

DEFERRED INCOME AND MINING TAX LIABILITIES (note 11)	2,174	6,705

TOTAL LIABILITIES	29,881	33,856

EQUITY
Share capital (note 19)	132,113	104,872
Contributed surplus	9,062	6,688
Retained earnings (deficit)	(22,842)	22,173
Accumulated other comprehensive income	30	401

TOTAL EQUITY	118,363	134,134

TOTAL LIABILITIES AND EQUITY	148,244	167,990

Commitments (note 22)

  The accompanying notes are an integral part of the consolidated financial statements.

  On behalf of the Board:

/s/ Paul Carmel	/s/ Michael Pesner
Paul Carmel	Michael Pesner
DIRECTOR	DIRECTOR

  CONSOLIDATED STATEMENTS OF CASH FLOWS

  Years ended December 31 (in thousands of Canadian dollars)

	2012	2011	2010
	$	$	$

OPERATING ACTIVITIES
Net earnings (loss)	(45,015)	25,918	9,206
Adjustments for:
Depreciation and depletion	10,771	10,097	7,637
Impairment loss on Francoeur Mine’s assets	41,161	-	-
Non-cash expenses related to discontinued operation	4,571	-	-
Taxes received (paid)	(3,626)	1,597	(981)
Interest revenues	(718)	(570)	(259)
Interest and accretion expenses on long-term debt	596	-	-
Share-based compensation	3,601	1,079	1,080
Accretion expense – asset retirement obligations	66	127	117
Loss (gain) on disposal of long-term assets	205	(3,010)	(489)
Gain on disposal of shares of publicly-traded companies	(90)	(142)	(210)
Mining and income taxes	(6,655)	8,543	3,743

	4,867	43,639	19,844

Net change in non-cash working capital items (note 20)	2,789	(4,801)	(1,565)

Cash flows from operating activities	7,656	38,838	18,279

INVESTING ACTIVITIES
Acquisition of shares of publicly-traded companies	-	(102)	-
Disposition of shares of publicly-traded companies	582	246	501
Restricted deposits	(394)	-	(184)
Interest received	736	517	220
Property, plant and equipment – Francoeur Mine	(15,458)	(19,237)	(9,144)
Property, plant and equipment – Island Gold Mine	(8,364)	(4,959)	(4,650)
Property, plant and equipment – Beaufor Mine	(1,192)	(3,090)	(2,462)
Property, plant and equipment – W Zone	(9,911)	(3,480)	-
Property, plant and equipment – Other	(2,929)	(904)	(518)
Disposition of property, plant and equipment	105	3,032	533
Redemption of non-controlling interests	-	-	(325)

Cash flows used in investing activities	(36,825)	(27,977)	(16,029)

FINANCING ACTIVITIES
Issue of convertible debentures	10,000	-	-
Retirement of convertible debentures	(10,000)	-	-
Issue of common shares	27,502	13,099	17,981
Common shares issue costs	(914)	(458)	(1,340)
Interest paid	(508)	-	-
Payment of finance leases obligations	(633)	-	-

Cash flows from financing activities	25,447	12,641	16,641

Net change in cash and cash equivalents	(3,722)	23,502	18,891

Cash and cash equivalents, beginning of period	63,532	40,030	21,139

Cash and cash equivalents, end of period (note 25 d)	59,810	63,532	40,030

  The accompanying notes are an integral part of the consolidated financial statements.

  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

  Years ended December 31, 2012, 2011 and 2010 (in thousands of Canadian dollars)

1.	General information and compliance with IFRS

  Richmont Mines Inc. (the “Corporation“), initially incorporated under Part 1A of the Quebec Companies Act, has been governed by the Business Corporations Act (Quebec) since February 14, 2011 and is engaged in mining, exploration and development of mining properties, principally gold.

  The consolidated financial statements have been prepared by the Corporation’s management in accordance with International Financial Reporting Standards (“IFRS”) that are in effect at December 31, 2012, as established by the International Accounting Standards Board.

  Richmont Mines inc. is the parent company. The address of the head office is 161 Avenue Principale, Rouyn-Noranda, Quebec, Canada. The Corporation’s shares are listed on the Toronto Stock Exchange (TSX) and on the New York Stock Exchange Market (NYSE MKT), under the symbol “RIC”.

2.	Summary of accounting policies

2.1.	Overall considerations

  The significant accounting policies that have been applied in the preparation of these consolidated financial statements are summarized below.

2.2.	Basis of evaluation

  These consolidated financial statements have been prepared on a going concern basis, under the historical cost method, except for available-for-sale financial assets which are measured at fair value.

2.3.	Standards, amendments and interpretations to existing standards

2.3.1	Early adopted by the Corporation

  During the year, the Corporation early adopted the amendments to IAS 1 Presentation of financial statements from the Annual Improvements 2009-2011. These amendments to IAS 1 are effective for annual period beginning on or after January 1st, 2013 and clarify that the requirements for comparative information provided beyond minimum requirements should be presented in accordance with IFRS.

2.3.2	Not early adopted by the Corporation

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

  Amendments to IAS 1 Presentation of financial statements

  The Amendments to IAS 1 are effective for annual periods beginning on or after July 1, 2012 and require entities to group items presented in other comprehensive income (OCI) into those that, in accordance with other IFRSs, will not be reclassified subsequently to profit or loss and those that will be reclassified subsequently to profit or loss when specific conditions are met. The existing option to present items of OCI either before tax or net of tax remains unchanged; however, if the items are presented before tax, then the amendments to IAS 1 require the tax related to each of the two groups of OCI to be shown separately. Management does not anticipate a material impact on the consolidated financial statements from these Amendments.

  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

  Years ended December 31, 2012, 2011 and 2010 (in thousands of Canadian dollars)

  IFRS 9 Financial Instruments (IFRS 9)

  The IASB aims to replace IAS 39 Financial Instruments: Recognition and Measurement (IAS 39) in its entirety with IFRS 9. To date, the chapters dealing with recognition, classification, measurement and derecognition of financial assets and liabilities have been issued. These chapters are effective for annual periods beginning on or after January 1st, 2015. Chapters dealing with impairment methodology and hedge accounting are still being developed. Further, in November 2012, the IASB published an exposure draft in order to make limited modifications to IFRS 9’s financial asset classification model to address application issues. Management has not yet assessed the impact of this new standard on the consolidated financial statements. However, Management does not expect to implement IFRS 9 until all of its chapters have been published and they can comprehensively assess the impact of all changes.

  Consolidation standards

  A package of new consolidation standards is effective for annual periods beginning on or after January 1st, 2013. Information on these new standards is presented below. Management has not yet completed its assessment of the impact of these new and revised standards on the Corporation’s consolidated financial statements.

  IFRS 10 Consolidated Financial Statements (IFRS 10)

  IFRS 10 supersedes IAS 27 Consolidated and Separate Financial Statements (IAS 27) and SIC 12 Consolidation -Special Purpose Entities. IFRS 10 revises the definition of control and provides extensive new guidance on its application. These new requirements have the potential to affect which of the Corporation’s investees are considered to be subsidiaries and therefore change the scope of consolidation. However, the requirements on consolidation procedures, accounting for changes in non-controlling interests and accounting for loss of control of a subsidiary remain the same. Management’s provisional analysis is that IFRS 10 will not change the classification (as subsidiaries or otherwise) of any of the existing investees at December 31, 2012.

  IFRS 11 Joint Arrangements (IFRS 11)

  IFRS 11 supersedes IAS 31 Interests in Joint Ventures (IAS 31). It aligns more closely the accounting by the investors with their rights and obligations relating to the joint arrangement. In addition, IAS 31's option of using proportionate consolidation for joint ventures has been eliminated. IFRS 11 now requires the use of the equity accounting method, which is currently used for investments in associates. Management does not anticipate a material impact on the consolidated financial statements from these Amendments.

  IFRS 12 Disclosure of Interests in Other Entities (IFRS 12)

  IFRS 12 integrates and makes consistent the disclosure requirements for various types of investments, including unconsolidated structured entities. It introduces new disclosure requirements about the risks to which an entity is exposed from its involvement with structured entities.

  Transition guidance for IFRS 10, 11 and 12

  Subsequent to issuing the new standards the IASB made some changes to the transitional provisions in IFRS 10, 11 and 12. The guidance confirms that the entity is not required to apply IFRS 10 retrospectively in certain circumstances and clarifies the requirements to present adjusted comparatives. The guidance also makes changes to IFRS 11 and 12 which provide similar relief from the presentation or adjustment of comparative information for periods prior to the immediately preceding period. Further, it provides additional relief by removing the requirement to present comparatives for the disclosures relating to unconsolidated structured entities for any period before the first annual period for which IFRS 12 is applied.

  The new guidance is also effective for annual periods on or after January 1st, 2013.

  Consequential amendments to IAS 27 Separate Financial Statements (IAS 27) and IAS 28 Investments in Associates and Joint Ventures (IAS 28)

  IAS 27 now only addresses separate financial statements. IAS 28 brings investments in joint ventures into its scope. However, IAS 28's equity accounting methodology remains unchanged.

  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

  Years ended December 31, 2012, 2011 and 2010 (in thousands of Canadian dollars)

  IFRS 13 Fair Value Measurement (IFRS 13)

  IFRS 13 clarifies the definition of fair value and provides related guidance and enhanced disclosures about fair value measurements. It does not affect which items are required to be fair-valued. IFRS 13 applies prospectively for annual periods beginning on or after January 1st, 2013. Management is in the process of reviewing its valuation methodologies for conformity with the new requirements and has not yet completed its assessment of their impact on the Corporation’s consolidated financial statements.

  Offsetting Financial Assets and Financial Liabilities (Amendments to IAS 32)

  The Amendments to IAS 32 add application guidance to address inconsistencies in applying IAS 32’s criteria for offsetting financial assets and financial liabilities in the following two areas:

    the meaning of “currently has a legally enforceable right of set-off”;

    that some gross settlement systems may be considered equivalent to net settlement.

  The Amendments are effective for annual periods beginning on or after January 1st, 2014 and are required to be applied retrospectively. Management does not anticipate a material impact on the Corporation's consolidated financial statements from these Amendments.

  Disclosures – Offsetting Financial Assets and Financial Liabilities (Amendments to IFRS 7)

  Qualitative and quantitative disclosures have been added to IFRS 7 Financial Instruments: Disclosures (IFRS 7) relating to gross and net amounts of recognised financial instruments that are (a) set off in the statement of financial position and (b) subject to enforceable master netting arrangements and similar agreements, even if not set off in the statement of financial position. The Amendments are effective for annual reporting periods beginning on or after January 1st, 2013 and interim periods within those annual periods. The required disclosures should be provided retrospectively. Management does not anticipate a material impact on the consolidated financial statements from these Amendments.

  IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine

  This new interpretation addresses accounting issues regarding waste removal costs incurred in surface mining activities during the production phase of a mine, referred to as production stripping costs. The new interpretation addresses the classification and measurement of production stripping costs as either inventory or as a tangible or intangible non-current asset, depending on benefits obtained. This interpretation also provides guidance for the initial measurement, depreciation or amortization and impairment of such tangible non-current assets. It is applicable for annual periods beginning on or after January 1st, 2013. Management has not yet assessed the impact of the adoption of this new interpretation on its consolidated financial statements.

  Annual Improvements 2009-2011

  The Annual Improvements 2009-2011 made several minor amendments to a number of IFRSs. The amendments relevant to the Corporation are summarised below:

  Clarification of the requirements for opening statement of financial position clarifies that the appropriate date for the opening statement of financial position is the beginning of the period 2010 (related notes are no longer required to be presented);

    addresses comparative requirements for the opening statement of financial position when an entity changes accounting policies or makes retrospective restatements or reclassifications, in accordance with IAS 8.

  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

  Years ended December 31, 2012, 2011 and 2010 (in thousands of Canadian dollars)

  Tax effect of distribution to holders of equity instruments addresses a perceived inconsistency between IAS 12 Income Taxes (IAS 12) and IAS 32 Financial Instruments: Presentation (IAS 32) with regards to recognizing the consequences of income tax relating to distributions to holders of an equity instrument and to transaction costs of an equity transaction;

    clarifies that the intention of IAS 32 is to follow the requirements in IAS 12 for accounting for income tax relating to distributions to holders of an equity instrument and to transaction costs of an equity transaction.

  Segment information for total assets and liabilities

    clarifies that the total assets and liabilities for a particular reportable segment are required to be disclosed if, and only if: (i) a measure of total assets or of total liabilities (or both) is regularly provided to the chief operating decision maker; (ii) there has been a material change from those measures disclosed in the last annual financial statements for that reportable segment.

  The Annual Improvements noted above are effective for annual periods beginning on or after January 1st, 2013. Management does not anticipate a material impact on the Corporation's consolidated financial statements from these Amendments.

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

  The consolidated financial statements consolidate those of the parent company and all of its subsidiaries as at December 31, 2012. Subsidiaries are all entities over which the Corporation has the power to control the financial and operating policies. The Corporation’s subsidiaries are all 100 % owned by the parent company. The financial year end of all subsidiaries is December 31.

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

  Earnings and loss and other comprehensive income of subsidiaries acquired or disposed of during the year are recognized from the effective date of the acquisition, or up to the effective date of disposal, as applicable.

  Non-controlling interests represent the portion of a subsidiary’s comprehensive income and net assets that is not held by the Corporation. The Corporation attributes total comprehensive income or loss of subsidiaries between the owners of the parent and the non-controlling interests based on their respective ownership interests.

  Subsidiaries

  Details of the Corporation’s subsidiaries at December 31, 2012, are as follows:

			Interest and voting
Name of subsidiary	Principal activity	Incorporation law	share

Camflo Mill Inc.	Ore milling	Canada Business Corporations Act	100%

Patricia Mining Corp.	Inactive	Ontario Incorporation	100%

Louvem Mines Inc.	Inactive	Business Corporations Act (Quebec)	100%

  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

  Years ended December 31, 2012, 2011 and 2010 (in thousands of Canadian dollars)

2.6.	Business combinations

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

  Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the date of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the remeasurement of monetary items using year-end exchange rates are recognized in the income statement in “Financial revenues” or “Financial expenses”.

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

  Milling revenue is recorded when the ore processing service is made by the Corporation, accepted by the client and reasonable assurance regarding collectability of the consideration exists.

  Interest revenue is reported on an accrual basis using the effective interest method and is included in “Financial revenues” in the income statement.

  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

  Years ended December 31, 2012, 2011 and 2010 (in thousands of Canadian dollars)

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

2.10.	Share-based compensation

  The Corporation offers a long-term incentive plan that permits the granting of options (“Options”), restricted share units (“RSUs”), share appreciation rights (“SARs”), deferred share unit (“DSU”) and retention awards (“Retention Awards”) to directors, officers, senior executives and other employees, consultants and service providers providing ongoing services to the Corporation.

  In the event that participants are rewarded using share-based payments, the fair values of participants' services are determined by reference to the fair value of the services received or of the equity instruments granted if the Corporation cannot estimates reliably the fair value of the services received. The fair value of each grant is evaluated using the Black-Scholes pricing model at the date of grant.

  Each share-based payment is ultimately recognized as an expense (except warrants to brokers). For grants settled in equity instruments such as Options and RSUs, the compensation is considered as “contributed surplus”. For grants settled in cash or in equity instruments, at the discretion of the participant, such as SARs and Retention Awards, the fair value is the sum of the fair values of the liability component and the equity component. The Corporation first assesses the fair value of the liability component, and then the fair value of the equity component. Any subsequent change in the fair value of the liability component is recognized in the consolidated income statement.

  If vesting periods or other vesting conditions apply, the expense is allocated over the vesting period, based on the best available estimate of the number of grants expected to vest. Estimates are subsequently revised if there is any indication that the number expected to vest differs from previous estimates. Any cumulative adjustment prior to vesting is recognized in the current period. No adjustment is made to any expense in prior periods.

  At the date of settlement of Options and RSUs, the proceeds received are allocated to share capital, and the accumulated expenses recorded in contributed surplus are then transferred to share capital.

  At the date of settlement of SARs and Retention Awards, the Corporation shall re-measure the liability to its fair value. If the entity issues equity instruments on settlement rather than paying cash, the liability shall be transferred directly to equity, as consideration for the equity instruments issued. If the entity pays in cash on settlement rather than issuing equity instruments, that payment amount shall be applied to settle the liability in full.

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

  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

  Years ended December 31, 2012, 2011 and 2010 (in thousands of Canadian dollars)

  Exploration expenditure relates to the initial search for deposits. Project evaluation expenditure arises from a detailed assessment of deposits or other projects that have been identified as having geological potential.

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

2.12.	Mining and income taxes

  The income tax expense is composed of current and deferred taxes. Taxes are recognized in the income statement unless they are related to items carried in other comprehensive income or directly in shareholders’ equity.

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

    Are generally recognized for temporary taxable differences and are always provided in full;

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

  Deferred income and mining tax assets

    Are recognized to the extent that it is probable that they will be able to be utilized against future taxable income

    Are examined at the end of the reporting period and reduced when, in the opinion of management, it is more likely than not that the deferred income and mining tax assets will not be realized.

  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

  Years ended December 31, 2012, 2011 and 2010 (in thousands of Canadian dollars)

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

  Under the provisions of tax legislation relating to flow-through shares, the Corporation is required to renounce its right to tax deductions for expenses related to exploration activities to the benefit of the investors. When the Corporation has renounced to its tax deductions and has incurred its admissible expenditures, the sale of tax deductions is recognized in profit or loss as a reduction to deferred tax expense and a deferred tax liability is recognized for the taxable temporary difference that arises from the difference between the carrying amount of admissible expenditures capitalized as an asset and its tax base.

2.13.	Basic and diluted earnings per share

  Basic earnings per share are calculated by dividing the earnings attributable to common equity holders of the parent company by the weighted average number of common shares outstanding during the period. Diluted earnings per share are calculated by adjusting earnings attributable to common equity holders of the parent company, and the weighted average number of common shares outstanding, for the effects of all dilutive potential common shares which include options and warrants. The calculation considers that dilutive potential common shares are deemed to have been converted into common shares at the beginning of the period or, if later, at the date of issue of the potential common shares, at the average market price.

  For the purpose of calculating its diluted earnings per share, an entity assumes the exercise of dilutive options and warrants. The assumed proceeds from these instruments must be regarded as having been received from the issue of common shares at the average market price of common shares during the period.

2.14.	Cash and cash equivalents

  Cash and cash equivalents comprise cash and term deposits with original maturities of three months or less, and that are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value.

2.15.	Exploration tax credits receivable

  The Corporation is entitled to a refundable tax credit on qualified expenditures incurred in the province of Quebec. The refundable tax credits may reach 15 % of qualified exploration expenditures incurred. The corporation is also entitled to a Federal tax credit on qualified exploration expenditures incurred.

  The exploration tax credits have been applied against the costs incurred, either as a reduction of exploration expenses or of capitalized development costs.

  A valuation allowance is provided against tax credits claimed or received to the extent that recovery is not considered to be more likely than not.

2.16.	Inventories

  Supply, ore and precious metals inventories are valued at the lower of cost and net realizable value. The cost of supply inventories is determined using the weighted average cost formula. The cost of ore and precious metals inventories includes all expenses directly attributable to the mineral extraction and processing process, including a systematic allocation of fixed and variable production overheads that are incurred in extracting and processing ore.

  Net realizable value is the estimated selling price in the ordinary course of business less any applicable estimated cost to completion and estimated selling expenses. The amount of inventories recognized as an expense is included in the cost of sales under operating costs (note 3).

  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

  Years ended December 31, 2012, 2011 and 2010 (in thousands of Canadian dollars)

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

  Advanced exploration projects

  Expenditures incurred on properties identified as having an economic potential (note 2.11) are capitalized as property, plant and equipment under this category. The costs of advanced exploration projects are not amortised. Costs include in particular, salaries and related benefits, retirement costs (note 2.19) and secondary products generated during the advanced exploration phase. Upon commencement of commercial production, advanced exploration costs are transferred to the various categories of property, plant and equipment of mining sites in production and are depleted.

  Mining sites in production

  Property, plant and equipment of mining sites in production are depleted according to the units-of-production method to write down the cost to estimated residual value. The depletion rate is calculated in accordance with the number of ounces of gold sold using proven and probable reserves. The estimated period of depletion is determined according to the reserves of each mining site in production. The depreciation is presented as depreciation and depletion and is included in the cost of sales.

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

  Others

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

  The carrying amount of an item of property, plant and equipment is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Gains or losses arising on the disposal of property, plant and equipment are determined as the difference between the disposal proceeds and the carrying amount of the assets and are recognized separately in the consolidated income statement.

2.18.	Impairment testing of property, plant and equipment

  For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are largely independent cash inflows (cash-generating units). As a result, some assets are tested individually for impairment and some are tested at a cash-generating unit level. Reviews of the net carrying amount of mining sites in production and advanced exploration projects are carried out on a property-by-property basis, with each site representing a potential single cash-generating unit.

  Whenever events or changes in circumstances indicate that the carrying amount may not be recoverable, an asset or cash-generating unit is reviewed for impairment.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2012, 2011 and 2010 (in thousands of Canadian dollars)

  An impairment loss is recognized for the amount by which the asset's or cash-generating unit's carrying amount exceeds its recoverable amount, which is the higher of fair value less costs to sell and value-in-use. To determine the value in use, management estimates expected future cash flows from each asset or cash-generating unit, and then determines an appropriate discount rate for the calculation of the expected present value of the cash flows. Discount factors are determined individually for each asset or cash-generating unit and reflect their respective risk profiles as assessed by management.

  Impairment losses for cash-generating units, that is mining sites, are allocated on a pro-rata basis to the assets of that site. All the assets are assessed in each reporting period to determine whether there is any indication that an impairment loss recognized in prior periods may no longer exist. An impairment charge is reversed if the asset’s or mining site’s recoverable amount exceeds its carrying amount. However, a reversal of an impairment loss cannot exceed the carrying amount that would have been determined (net of amortization or depreciation) if no impairment loss had been recognized for the asset in prior years.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2012, 2011 and 2010 (in thousands of Canadian dollars)

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

  The economic ownership of a leased asset is transferred to the lessee if the lessee bears substantially all the risks and rewards related to the ownership of the leased asset. The related asset is then recognized at the inception of the lease at the fair value of the leased asset or, if lower, the present value of the lease payments plus incidental payments, if any. A corresponding amount is recognized as a finance leasing liability. The corresponding finance leasing liability is reduced by lease payments less finance charges, which are expensed as part of finance expenses.

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

  All inter-segments transfers are carried out at arm’s length prices. The measurement policies the Corporation uses for segment reporting are the same as those used in its financial statements, except that the following are not included in arriving at the operating earnings of the Corporation’s operating segments:

    Administration expenses (including share-based compensation and corporate office remuneration);

    Exploration expenses of mining properties not located on mining sites in production;

    Exploration tax credits of mining properties not located on mining sites in production.

  In addition, corporate assets which are not directly attributable to the business activities of any operating segment are not allocated to a segment. In the financial periods under review, this primarily applies to the Corporation’s assets at the headquarters.

2.22.	Equity

  Share capital represents the amount received on the issue of shares, less issuance costs, net of any underlying income tax benefit from these issuance costs. If shares are issued when stock options and warrants are exercised, the share capital account also comprises the compensation costs previously recorded as contributed surplus.

  Unit placements

  Proceeds from unit placements are allocated between shares and warrants issued using the residual method. Proceeds are first allocated to shares according to the quoted price of existing shares at the time of issuance and any residual in the proceeds is allocated to warrants.

  Other elements of equity

  Contributed surplus includes the value attributable to warrants and charges related to share-based compensation until the exercise of options issued as remuneration. This account also includes the value of equity conversion option associated with the issuance of convertible debentures, net of tax.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2012, 2011 and 2010 (in thousands of Canadian dollars)

  Retained earnings (deficit) include all current and prior period retained profits or losses.

  Gains and losses on available-for-sale financial assets are included in accumulated other comprehensive income in the section entitled “available-for-sale financial assets”.

  All transactions with owners of the Corporation are recorded separately within equity.

2.23.	Financial instruments

  Financial assets and financial liabilities are recognized when the Corporation becomes a party to the contractual provisions of the financial instrument and are measured initially at fair value plus transaction costs, except for financial assets and financial liabilities carried at fair value through net earnings, which are measured initially at fair value.

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

  All income and expenses relating to financial assets that are recognized in net earnings are presented within financial revenues or administrative expenses, if applicable.

  Loans and receivables

  Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. After initial recognition, these are measured at amortised cost using the effective interest method, less provision for impairment. Discounting is omitted where the effect of discounting is immaterial. Cash and cash equivalents and receivables (except taxes receivable) fall into this category of financial instruments.

  Individually significant receivables are considered for impairment when they are past due or when other objective evidence is received that a specific counterparty will default.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2012, 2011 and 2010 (in thousands of Canadian dollars)

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

  Financial liabilities

  The Corporation’s financial liabilities include payables, accruals and provisions and finance leases obligations.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2012, 2011 and 2010 (in thousands of Canadian dollars)

  Critical accounting estimates and assumptions

  Basis of depletion of mining sites in production

  Property, plant and equipment of mining sites in production are depleted according to the units-of-production method to write down the cost to residual value. Management estimates the residual value of property, plant and equipment based on the estimated fair value as of the financial position date. For these assets, the depletion rate is calculated based on the number of ounces of gold sold in proportion to the number of ounces in proven and probable reserves.

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

  Asset retirement obligations

  The Corporation assesses its asset retirement obligations annually. Determining these obligations requires significant estimates and assumptions due to the numerous factors that affect the amount ultimately payable. Such factors include estimates of the scope and cost of restoration activities, legislative amendments, known environmental impacts, the effectiveness of reparation and restoration measures and changes in the discount rate. This uncertainty may lead to differences between the actual expense and the allowance. At the date of the statement of financial situation, asset retirement obligations represent management’s best estimate of the charge that will result when the actual obligation is terminated (note 18).

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

  In the process of measuring expected future cash flows, management makes assumptions about future operating results, such as future metal production (proven and probable reserves), estimated future metal prices, operating costs, capital and site restoration expenses and estimated future foreign exchange rates. These assumptions relate to future events and circumstances. Actual results may differ from estimated results (note 12).

  Income taxes and deferred mining taxes

  The Corporation is subject to taxes from different tax jurisdictions. Management continually evaluates the likelihood that its deferred tax assets could be realized. This requires management to assess whether it is probable that sufficient taxable income will exist in the future to utilize these losses within the carry-forward period. The corporation also maintains allowances for uncertain tax positions that, in its opinion, appropriately reflect the risks related to the tax positions subject to discussions, audits, differences of opinion and appeals with the tax authorities or that are otherwise uncertain. These allowances are determined using best estimates of the amount payable based on a qualitative assessment of all relevant information. These allowances are reassessed at the end of each financial reporting period to determine if the amount is sufficient. However, audits by the tax authorities could subsequently result in an additional liability. Upon the definite resolution of a tax issue resulting in a tax amount that differs from the initially recognized tax expense, the difference is recognized in the tax expense of the period of definitive settlement (note 11).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2012, 2011 and 2010 (in thousands of Canadian dollars)

  Share-based compensation expense
  The estimation of share-based payment costs requires the selection of an appropriate valuation model and consideration as to the inputs necessary for the valuation model chosen. The Corporation has made estimates as to the volatility of its own shares, the probable life of options and the time of exercise of those options. The model used by the Corporation is the Black-Scholes model. The Corporation similarly evaluated the expected extinguishments for each remuneration program within the parameters of each individual program (note 6.2).

  Dismantling costs and severance costs
  The Corporation estimates dismantling costs and severance costs by making assumptions such as retention of employees and timing of dismantling. The uncertainty of these estimations may lead to differences between the actual expenses and the estimated costs.

  Significant management judgments in applying accounting policies

  Start of advanced exploration phase
  The Corporation evaluates the potential of each project to determine when the project should progress from the exploration phase to the advanced exploration phase. Once Management has determined that a project has demonstrated a potential for development, and a feasibility study supports its commercial viability and its economic benefit, the project moves into the advanced exploration phase once approval has been given by the Board of Directors. Expenditures related to the project are capitalized as of this time (note 2.17).

  Start of commercial production
  Management assesses the stage of completion of each advanced exploration project to determine when it begins commercial production. The Corporation considers a number of criteria to determine when a mine enters into commercial production, thereby resulting in reclassification from “Advanced exploration project” to “Mining site in production”. The following criteria are used:

    Production capacity achieved

    Recovered grade

    Stage of completion of development work

  Provisions and contingent liabilities
  Judgments are made as to whether a past event has led to a liability that should be recognized in the consolidated financial statements or disclosed as a contingent liability. Quantifying any such liability often involves judgments and estimations. These judgments are based on a number of factors including the nature of the claims or dispute, the legal process and potential amount payable, legal advice received, past experience and the probability of a loss being realized. Several of these factors are sources of estimation uncertainty (note 2.19).

2.25.	Earnings or loss from discontinued operation

  A discontinued operation is a component of the Corporation that either has been disposed of, or is classified as held for sale, and:

    represents a separate major line of business or geographical area of operations;

    is part of a single co-ordinated plan to dispose of a separate major line of business or geographical area of operations; or

    is a subsidiary acquired exclusively with a view to resale.

  Earnings or loss from discontinued operation, including prior year components of earnings or loss, is presented in a single amount in the consolidated income statement. This amount, which comprises the post –tax earnings or loss of discontinued operation and the post-tax gain or loss resulting from the measurement of assets is further analysed in note 12.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2012, 2011 and 2010 (in thousands of Canadian dollars)

3.	Cost of sales

  The cost of sales includes the following items:

	2012	2011	2010
	$	$	$

Operating costs	61,102	59,202	54,733
Royalties	2,294	2,614	2,075
Custom milling costs	259	-	1,863
Depreciation and depletion	10,143	9,880	7,432

	73,798	71,696	66,103

4.	Exploration and project evaluation

  The exploration and project evaluation expenses were incurred for the following mines and properties:

	2012	2011	2010
	$	$	$

Beaufor Mine	1,432	803	2,250
W Zone	-	188	334
Island Gold Mine	10,969	5,549	4,561
Wasamac property	9,477	6,647	1,712
Monique property	744	2,284	289
Other properties	459	184	997
Project evaluation	511	470	443

Exploration and project evaluation before depreciation and exploration tax credits	23,592	16,125	10,586

Depreciation	200	155	139
Exploration tax credits	(3,527)	(5,354)	(3,465)

	20,265	10,926	7,260

5.	Administration

  The administration expenses include the following items:

	2012	2011	2010
	$	$	$

Salaries, director’ fees and related benefits	2,822	2,486	2,077
Severance compensation	1,986	117	-
Share-based compensation	3,601	1,079	1,080
Depreciation	129	62	66
Others	1,732	1,712	1,690

	10,270	5,456	4,913

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2012, 2011 and 2010 (in thousands of Canadian dollars)

6.	Employee remuneration

6.1.	Employee benefits expense

  Expenses recognised for employee benefits are presented below:

	2012	2011	2010
	$	$	$

Salaries and related benefits	56,379	43,891	33,979
Severance compensation	1,986	117	-
Severance costs – Closure of Francoeur Mine	4,306	-	-
Directors’ fees and related benefits	684	557	558
Share-based compensation	3,601	1,079	1,080
Defined contribution plans	1,109	747	524
State plans	1,380	1,077	855

	69,445	47,468	36,996

Less : salaries capitalized in property, plant and equipment	14,161	12,703	5,871

	55,284	34,765	31,125

6.2.	Share-based compensation

a)

  The Corporation had a Stock Option Purchase Plan (the “Initial Plan”) under which options to acquire common shares were granted to its directors, officers, employees and non-employees. The exercise price of each option was determined by the market price of the Corporation’s stock on the Toronto Stock Exchange, on the day prior to the grant, and the maximum term of the options granted was ten years. 20% of the options were vested on the grant date and vested cumulatively thereafter on every anniversary date over a length of four years. However, on February 4, 2010, the Board of Directors voted to grant its members remuneration that is partly based on share options. These options vest in thirds beginning one year after the grant date, then vest cumulatively thereafter on every anniversary date over a total length of three years, and expire five years after the date of grant. Furthermore, in January 2012, a total of 400,000 options were granted to directors. Those options fully vest one year after the grant date, and expire in January 2015. However, these options may only be exercised if the Corporation’s shares have traded at $21.51 or higher at any time during any 10 days in any consecutive 20 trading day period. The Corporation ended the Initial Plan in 2012. Options in circulation that were issued under this previous plan, will continue to have the same conditions as when they were initially issued.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2012, 2011 and 2010 (in thousands of Canadian dollars)

  A summary of the status, in 2012, 2011 and 2010, of the Corporation’s Initial Plan, and changes during the years then ended, is presented below:

		2012		2011		2010
		Weighted		Weighted		Weighted
	Number	average	Number	average	Number	average
	of options	exercise	of options	exercise	of options	exercise
	(in thousands)	price	(in thousands)	price	(in thousands)	price
		$		$		$

Options outstanding, beginning of year	1,637	4.66	2,311	3.46	2,480	3.53
Granted	500	10.60	282	9.98	846	4.52
Exercised	(484)	3.15	(899)	3.12	(401)	3.69
Forfeited	(274)	9.23	(57)	6.67	(109)	3.97
Expired	(1)	2.88	-	-	(505)	5.27

Options outstanding, end of year	1,378	6.44	1,637	4.66	2,311	3.46

Exercisable options, end of year	661	4.93	728	4.06	1,098	3.11

  The following table summarizes information about the Corporation’s Initial Plan at December 31, 2012:

	Options outstanding at December 31, 2012			Exercisable options at
				December 31, 2012
Exercise		Weighted average
price	Number	remaining	Weighted average	Number	Weighted average
	of options	contractual	exercise price	of options	exercise price
	(in thousands)	life (years)	$	(in thousands)	$

$1.80 to $2.07	93	1.0	1.90	63	1.82
$2.83 to $3.86	154	1.5	3.37	120	3.33
$4.12 to $5.41	618	2.3	4.57	380	4.55
$6.86 to $8.26	122	4.1	7.07	27	7.16
$10.87 to $12.03	391	2.7	11.48	71	11.55

	1,378	2.4	6.44	661	4.93

  The weighted average market share price at the date of exercise was $9.51 in 2012 ($8.26 in 2011 and $5.17 in 2010).

b.1)

  In effect since May 2012, the Corporation’s long-term incentive plan (the “New Plan”) permits the granting of options, restricted share units (“RSUs”), share appreciation rights (“SARs”), deferred share unit (“DSU”) and retention awards (“Retention Awards”) to directors, officers, other employees, consultants and service providers providing ongoing services to the Corporation.

  The exercise price of each option granted is the market price of the Corporation’s stock on the Toronto Stock Exchange, on the day prior to the grant, and the maximum term of the options granted is ten years. Four types of options were issued: (1) options that vest in thirds one year after the grant date, then vest cumulatively thereafter on every anniversary date over a total length of three years, and expire five years after the date of grant; (2) options that fully vest one year after the grant date, expire three years after the grant date and are exercisable only if the Corporation’s shares have traded at $21.51 or higher at any time during any 10 days in any consecutive 20 trading day period; (3) options that vest in tranches of 20% beginning one year after the grant date, thereafter vesting cumulatively on every anniversary date over a length of four years, and expire six years after the date of grant; (4) options that vest 20% on the grant date and vest cumulatively thereafter on every anniversary date over a length of four years, and expire five years after the date of grant.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2012, 2011 and 2010 (in thousands of Canadian dollars)

  A summary of the status of the Corporation’s New Plan and changes during the year 2012, is presented below:

		2012
		Weighted
	Number of	average
	options	exercise price
	(in thousands)	$

Granted	912	5.04
Forfeited	(12)	4.36

Options outstanding, end of year	900	5.05

Exercisable options, end of year	98	3.65

  The following table summarizes information about the Corporation’s New Plan at December 31, 2012:

	Options outstanding at			Exercisable options at
		December 31, 2012		December 31, 2012
		Weighted average	Weighted		Weighted
Exercise	Number of	remaining	average	Number of	average
price	options	contractual life	exercise price	options	exercise price
	(in thousands)	(years)	$	(in thousands)	$

$3.05 to $4.36	477	4.8	3.63	98	3.65
$6.57	352	5.4	6.57	-	-
$6.98	71	2.7	6.98	-	-

	900	4.9	5.05	98	3.65

b.2)

  In March and in August 2012, the Corporation signed agreements with thirteen employees considered as key personnel. These agreements incorporate a retention payment (“Retention Awards”) provided certain conditions are met by the employee, most notably that the employee continues his or her employment with the Corporation until March and August 2017. These retention payments would be payable in 2017 in either of the Corporation’s common shares or cash, at the discretion of the employee, with the number of common shares to be determined by the current value of the common shares at the time of payment. The total amount that could be paid as Retention Awards under these agreements is 6 million dollars. The cost and liability recorded in 2012 to this effect are $639, which correspond to the best estimate of the expense and liability accrued in 2012 relating to the Retention Awards, based on estimated forfeitures and a 1.3% discount rate.

c)

  In addition, 324,675 options were issued outside of the Corporation’s plans on May 22, 2012. These options vest in tranches of 20%, beginning one year after the date of issue, and thereafter cumulatively on every anniversary date over four years, and expire seven years after the date of grant. These options have an exercise price of $6.61. As at December 31, 2012, all options are outstanding, none are exercisable and they expire in May 2019. The fair value of these options was estimated on the value of the services rendered.

d)	As a result of the above, during 2012, the Corporation granted 1,736,575 share options to directors, officers and employees (281,600 in 2011 and 846,000 in 2010 to officers and employees).

  The weighted average fair value of these share options at the grant date, calculated using the Black-Scholes option pricing model was $2.73 ($4.98 in 2011 and $2.15 in 2010).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2012, 2011 and 2010 (in thousands of Canadian dollars)

  The compensation costs were calculated using the Black-Scholes option pricing model with the following assumptions:

	2012	2011	2010

Exercise price	$7.01	$9.98	$4.52
Share price	$7.01	$9.98	$4.52
Risk-free interest rate	1.6%	1.6%	1.8%
Expected life	3.8 years	4.6 years	4.6 years
Expected volatility	62%	61%	61%
Expected dividend yield	0.0%	0.0%	0.0%

  The expected underlying volatility was based on the historical data of the Corporation’s shares over a period of 3.8 years, which represents a period equivalent to the expected average life.

  The Corporation may grant rights to acquire shares totalling up to 10% of the total issued and outstanding common shares of the Corporation at the time of the granting. Options issued outside of plans are not accounted for in this calculation.

7.	Loss (gain) on disposal of long-term assets

  The loss (gain) on disposal of long-term assets includes the following items:

	2012	2011	2010
	$	$	$

Valentine Lake property a)	-	(3,000)	-
Corporate building b)	-	-	(496)
Mining equipment	198	(10)	7

	198	(3,010)	(489)

a)

  On January 24, 2011, the Corporation received $3,000 from Mountain Lake Resources Inc. for the sale of its 70% interest in the Valentine Lake property located in Central Newfoundland. A gain on the disposal of long-term assets was recognized for the same amount.

b)	On January 4, 2010, the Corporation sold a corporate building with a net book value of $34 for a cash consideration of $530.

8.	Other revenues

  Other revenues include revenue from silver sales and revenue from custom milling.

9.	Financial expenses

  The financial expenses include the following items:

	2012	2011	2010
	$	$	$

Accretion expense – asset retirement obligations	60	115	103
Interest on finance lease obligations	21	-	-
Interest and accretion expenses on convertible debentures	575	-	-

	656	115	103

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2012, 2011 and 2010 (in thousands of Canadian dollars)

10.	Financial revenues

  The financial revenues include the following items:

	2012	2011	2010
	$	$	$

Interest on cash and cash equivalents	718	570	258
Gain on disposal of shares of publicly-traded companies	90	142	210
Foreign exchange gain	29	475	-

	837	1,187	468

11.	Mining and income taxes

  Income taxes

  Mining and income tax expense consists of:

	2012	2011	2010
	$	$	$

Current taxes	4,610	5,020	2,175
Deferred taxes	(4,237)	3,523	1,568

	373	8,543	3,743

  The income tax expense attributable to earnings from continued operations differs from the amounts computed by applying the combined federal and provincial income tax rate of 26.69% (28.32% in 2011 and 30.56% in 2010) to earnings before mining and income taxes as a result of the following:

	2012	2011	2010
	$	$	$

Earnings (loss) before mining and income taxes	(2,604)	34,586	13,047

Tax expense (recovery) at combined statutory rate	(694)	9,795	3,987
Increase (decrease) in mining and income taxes resulting from:
Resource allowance deduction	(302)	(620)	(426)
Deductible mining taxes	342	(824)	(327)
Part XII.6 tax	-	-	176
Recording of deferred income tax assets unrecognized previously	(232)	(2,627)	(929)
Impact of the change in tax rates	272	(1,247)	(259)
Adjustment of previously deferred taxes	90	(266)	(8)
Non deductible expenses	789	312	341
Deferred income tax assets unrecognized on temporary differences during the year	1,225	163	-
Other	(65)	(14)	76

Income taxes	1,425	4,672	2,631
Mining tax	(1,052)	3,871	1,112

Mining and income taxes related to continued operations	373	8,543	3,743

Mining and income taxes related to discontinued operation	(7,028)	-	-

Total mining and income tax expense	(6,655)	8,543	3,743

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2012, 2011 and 2010 (in thousands of Canadian dollars)

	Balance		Recognized	Balance
	January 1,	Recognized	directly in	December 31,
	2012	in net income	equity	2012
	$	$	$	$

Deferred income and mining taxes
Property, plant and equipment - creditor	(8,466)	6,149	-	(2,317)
Property, plant and equipment - debtor	1,639	6,184	-	7,823
Shares of publicly-traded companies	(53)	49	-	(4)
Asset retirement obligations	895	(754)	-	141
Exploration credits	(1,172)	829	-	(343)
Severance pay	159	(149)	-	10
Share issue costs	309	(286)	(23)	-
Harmonization of Ontario’s fiscal credits	205	(205)	-	-
Deductible future mining taxes	846	(846)	-	-

	(5,638)	10,971	(23)	5,310

Presented in the consolidated statement of financial position:
Deferred income and mining tax assets				7,484
Deferred income and mining tax liabilities				(2,174)

	Balance		Recognized	Balance
	January 1,	Recognized	directly in	December 31,
	2011	in net income	equity	2011
	$	$	$	$

Deferred income and mining taxes
Property, plant and equipment - creditor	(2,094)	(6,372)	-	(8,466)
Property, plant and equipment - debtor	-	1,639	-	1,639
Shares of publicly-traded companies	(112)	59	-	(53)
Asset retirement obligations	283	612	-	895
Exploration credits	(546)	(626)	-	(1,172)
Severance pay	44	115	-	159
Share issue costs	-	189	120	309
Harmonization of Ontario’s fiscal credits	-	205	-	205
Deductible future mining taxes	-	846	-	846
Losses carried forward	190	(190)	-	-

	(2,235)	(3,523)	120	(5,638)

Presented in the consolidated statement of financial position:
Deferred income and mining tax assets				1,067
Deferred income and mining tax liabilities				(6,705)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2012, 2011 and 2010 (in thousands of Canadian dollars)

	Balance		Balance
	January 1,	Recognized	December 31,
	2010	in net income	2010
	$	$	$

Deferred income taxes
Property, plant and equipment	(661)	(1,433)	(2,094)
Shares of publicly-traded companies	-	(112)	(112)
Asset retirement obligations	245	38	283
Exploration credits	(280)	(266)	(546)
Severance pay	29	15	44
Losses carried forward	-	190	190

Deferred mining tax liabilities	(667)	(1,568)	(2,235)

  Deferred tax assets and liabilities

  The following differences between the carrying amounts and tax bases from timing differences, unused tax losses and unused tax credits give rise to the following recognized deferred tax assets and liabilities:

	December 31, 2012
	Deferred tax	Deferred tax
	assets	liabilities	Net

Recognized deferred tax assets and liabilities
Property, plant and equipment	7,823	(2,317)	5,506
Shares of publicly-traded companies	-	(4)	(4)
Asset retirement obligations	141	-	141
Exploration credits	-	(343)	(343)
Severance pay	10	-	10

Recognized deferred tax assets and liabilities	7,974	(2,664)	5,310

	December 31, 2011
	Deferred tax	Deferred tax
	assets	liabilities	Net

Recognized deferred tax assets and liabilities
Property, plant and equipment	1,639	(8,466)	(6,827)
Shares of publicly-traded companies	-	(53)	(53)
Asset retirement obligations	895	-	895
Exploration credits	-	(1,172)	(1,172)
Severance pay	159	-	159
Share issue costs	309	-	309
Harmonization of Ontario’s fiscal credits	205	-	205
Deductible future mining taxes	846	-	846

Recognized deferred tax assets and liabilities	4,053	(9,691)	(5,638)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2012, 2011 and 2010 (in thousands of Canadian dollars)

  The Company has the following timing differences:

	December 31, 2012
	Federal	Provincial
	$	$

Property, plant and equipment	20,153	117,444
Asset retirement obligations	6,745	6,745
Deductible future mining taxes	2,174	2,174
Severance pay	1,137	1,137
Share issue costs	1,640	1,640
Harmonization of Ontario’s fiscal credits	2,425	-

	34,274	129,140

  The ability to realize the tax benefits is dependent upon a number of factors, including the future profitability of operations. Deferred tax assets are recognized only to the extent that it is more likely than not that the timing differences will reverse, that sufficient taxable profits will be available to allow the asset to be recovered. Accordingly, some deferred tax assets have not been recognized, these deferred tax assets not recognized equal an amount of $18,355.

	December 31, 2011
	Federal	Provincial
	$	$

Property, plant and equipment	1,069	35,465
Asset retirement obligations	3,914	6,685
Deductible future mining taxes	-	5,639
Severance pay	6	457
Losses carried forward	583	583

	5,572	48,829

  The ability to realize the tax benefits is dependent upon a number of factors, including the future profitability of operations. Deferred tax assets are recognized only to the extent that it is more likely than not that the timing differences will reverse, that sufficient taxable profits will be available to allow the asset to be recovered. Accordingly, some deferred tax assets have not been recognized, these deferred tax assets not recognized equal an amount of $4,586.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2012, 2011 and 2010 (in thousands of Canadian dollars)

12.	Net loss from discontinued operation

  At the end of November 2012, management made the decision to cease commercial gold production at the Francoeur Mine. This Mine is included in the Quebec segment. As a result, revenues, expenses and losses relating to the discontinuation of this operation have been segregated from the Corporation’s results from continuing operations, and are shown as a single line item in the consolidated income statement. The Francoeur Mine remaining property, plant and equipment have been valued at their recoverable amount, and management expects that the majority of these assets will be redeployed to the Corporation’s other mines. The recoverable value of assets was established by three internal experts with the necessary expertise to determine the value of mining assets. They evaluated the fair value for each asset considering the general condition of the asset as well as the actual conditions of the market.

  Operational results for the Francoeur Mine until its closure on November 30, 2012 and charges related to the closure are summarized as follows:

	2012	2011	2010
	$	$	$

Revenues
Revenues from precious metals	8,709	-	-
Cost of sales	10,485	-	-

Gross profit	(1,776)	-	-

Other expenses (revenues)
Exploration and project evaluation	290	121	96
Loss on disposal of long-term assets	7	-	-
Adjustment in the asset retirement obligation	154	-	-
Impairment loss on Francoeur Mine’s assets	41,161	-	-
Dismantling costs	1,389	-	-
Severance costs	4,306	-	-
Other revenues	(23)	(8)	(11)

	47,284	113	85

Operating loss	(49,060)	(113)	(85)

Accretion expense – asset retirement obligations	6	12	14
Financial revenue	-	-	(1)

Loss before mining and income taxes	(49,066)	(125)	(98)

Mining and income taxes	(7,028)	-	-

Net loss from discontinued operation	(42,038)	(125)	(98)

	2012	2011	2010
	$	$	$

Cash flows from operating activities	5,943	(5,382)	(11)
Cash flows used in investing activities	(15,450)	(19,236)	(9,144)
Cash flows from financing activities	-	-	-

	(9,507)	(24,618)	(9,155)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2012, 2011 and 2010 (in thousands of Canadian dollars)

13.	Earnings per share

  Both the basic and diluted earnings per share have been calculated using net earnings attributable to Richmont Mines shareholders as the numerator. The weighted average number of shares for the purposes of diluted earnings per share can be reconciled to the weighted average number of ordinary shares used in the calculation of basic earnings per share as follows:

	2012	2011	2010

Weighted average number of shares used in basic earnings per share (in thousands)	35,055	31,813	28,687

Shares deemed to be issued in respect of stock option purchase plans and warrants (in thousands)	152	621	329

Weighted average number of shares used in diluted earnings per share (in thousands)	35,207	32,434	29,016

14.	Receivables

  The receivables include the following items:

	December 31,	December 31,
	2012	2011
	$	$

Taxes receivable	2,035	2,175
Prepayments and deposits	668	274
Workers’ compensation receivable	26	399
Others	192	215

	2,921	3,063

15.	Inventories

  The inventories include the following items:

	December 31,	December 31,
	2012	2011
	$	$

Precious metals	769	532
Ore	2,949	3,477
Supplies	4,046	3,588

	7,764	7,597

  During the year, a write-down of inventories of $562, including $310 from discontinued operation, was recognized as an expense (none in 2011). There was no reversal of write-down in 2012 and 2011.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2012, 2011 and 2010 (in thousands of Canadian dollars)

16.	Property, plant and equipment

  The property, plant and equipment includes the following items:

	Mining sites in production					Corporate office and others			Advan- ced explora- tion projects	Total
	Mining properties	Development costs	Buildings	Equipment	Total	Lands, buildings and leasehold improvements	Equipment and rolling stock	Total
	$	$	$	$	$	$	$	$	$	$
Gross carrying amount
Balance at January 1, 2012	2,025	55,192	9,205	17,497	83,919	966	433	1,399	32,355	117,673

Acquisitions	154	5,305	1,321	4,934	11,714	1,150	1,628	2,778	22,258	36,750

Disposals and write-off	-	(3,232)	(182)	(5,231)	(8,645)	-	(75)	(75)	(33,209)	(41,929)

Exploration tax credits	-	(25)	-	-	(25)	-	-	-	3,216	3,191

Transfers	(214)	1,773	(32)	4,691	6,218	430	3,275	3,705	(9,923)	-

Adjustments to the asset retirement obligations	-	(160)	-	-	(160)	-	-	-	-	(160)

Balance at Decembre 31, 2012	1,965	58,853	10,312	21,891	93,021	2,546	5,261	7,807	14,697	115,525

Depreciation and depletion

Balance at January 1, 2011	938	26,230	3,989	8,442	39,599	195	347	542	76	40,217

Depreciation and depletion	29	6,694	1,116	2,654	10,493	98	180	278	-	10,771

Disposals and write-off	-	(92)	(23)	(522)	(637)	-	(6)	(6)	(6)	(649)

Exploration tax credits	-	36	-	-	36	-	-	-	-	36

Transfers	-	-	-	80	80	-	(10)	(10)	(70)	-

Balance at December 31, 2012	967	32,868	5,082	10,654	49,571	293	511	804	-	50,375

Carrying amount at December 31, 2012	998	25,985	5,230	11,237	43,450	2,253	4,750	7,003	14,697	65,150

  During the fiscal year, the Corporation judged that the Francoeur Mine had met the commercial production criteria. As a result, assets of this mine had been transferred from “advanced exploration projects” classification into the “Mining Sites in Production” classification. Revenues and expenses associated with this mine had been included in the results from continuing operations in the consolidated income statement until the decision to close the Mine (note 12), at which point the results were included in discontinued operation.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2012, 2011 and 2010 (in thousands of Canadian dollars)

	Mining sites in production					Corporate office and others			Advan- ced explora- tion projects	Total
	Mining properties	Development costs	Buildings	Equipment	Total	Lands, buildings and leasehold improvements	Equipment and rolling stock	Total
	$	$	$	$	$	$	$	$	$	$
Gross carrying amount
Balance at January 1, 2011	1,811	50,590	7,414	15,853	75,668	1,165	579	1,744	12,341	89,753

Acquisitions	214	4,387	1,791	1,703	8,095	51	75	126	25,012	33,233

Disposals and write-off	-	-	-	(5)	(5)	(250)	(202)	(452)	-	(457)

Exploration tax credits	-	-	-	-	-	-	-	-	(5,071)	(5,071)

Transfers	-	-	-	(54)	(54)	-	(19)	(19)	73	-

Adjustments to the asset retirement obligations	-	215	-	-	215	-	-	-	-	215

Balance at Decembre 31, 2011	2,025	55,192	9,205	17,497	83,919	966	433	1,399	32,355	117,673

Depreciation and depletion

Balance at January 1, 2011	916	19,293	3,118	6,328	29,655	413	459	872	27	30,554

Depreciation and depletion	22	6,937	871	2,205	10,035	32	30	62	-	10,097

Disposals and write-off	-	-	-	(42)	(42)	(250)	(142)	(392)	-	(434)

Transfers	-	-	-	(49)	(49)	-	-	-	49	-

Balance at December 31, 2011	938	26,230	3,989	8,442	39,599	195	347	542	76	40,217

Carrying amount at December 31, 2011	1,087	28,962	5,216	9,055	44,320	771	86	857	32,279	77,456

  During the year ended December 31, 2012, the Beaufor Mine’s average depletion rate was 110 dollars per ounce sold (71 dollars in 2011), the Island Gold Mine’s average depletion rate was 181 dollars per ounce sold (159 dollars in 2011). Camflo Mill has an average depletion rate of 2.70 dollars per processed tonnes for the year ended December 31, 2012 (1.17 dollars in 2011).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2012, 2011 and 2010 (in thousands of Canadian dollars)

17.	Long-term debt

  Long-term debt includes the following financial liabilities:

	December 31,	December 31,
	2012	2011
	$	$

Finance leases obligations a)	995	-
Long-term share-based compensation (note 6.2)	639	-

	1,634	-

Current portion	932	-

	702	-

a)	During the year, the Corporation acquired rolling stock at a cost of $1,628 via two finance leases. The Corporation benefits from an option of a lower purchase price at the end of these two contracts.

  The first finance lease obligation has a carrying value of $456. During the year 2012, the Corporation recorded interest on finance lease obligations of $34 in property, plant and equipement under the category “advanced exploration projects”. The net carrying value of the rolling stock under finance lease amounts to $831.

The second finance lease obligation has a carrying value of $539. The net carrying value of the rolling stock under finance lease amounts to $846.

Future minimum finance lease payments at December 31, 2012 are as follows:

	Minimum lease payments due
	2013	2014	Total

December 31, 2012:
Lease payments	965	64	1,029
Finance charges	(33)	(1)	(34)

Net present values	932	63	995

b)	Convertible debentures, issued in February 2012, were entirely retired in September 2012. The debentures bore an interest rate of 7.6% (effective rate of 9.6%).

  The values of the liability component and the equity conversion component had been determined at the time of issuance and were re-evaluated at the time of retirement of the convertible debentures. The fair value of the liability component was calculated using a market interest rate for an equivalent non-convertible debenture. The residual amount, representing the value of equity conversion option, was included, net of tax, in shareholders’ equity in contributed surplus.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2012, 2011 and 2010 (in thousands of Canadian dollars)

  The components of the convertible debentures were allocated as follows:

	December 31,	December 31,
	2012	2011
	$	$

Face value of convertible debentures issued on February 1, 2012	10,000	-
Equity component	(910)	-

Liability component on initial recognition	9,090	-
Interest and accretion expenses (note 9)	575	-
Interest paid	(487)	-

Carrying value of liability component, prior to retirement	9,178	-

Retirement, September 2012	(10,000)	-
Transfer to Equity component	822	-

	-	-

18.	Asset retirement obligations

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

a)	Changes in obligations

  The following table sets forth the movement of the asset retirement obligations for the year ended December 31, 2012:

2012
$

Balance, beginning of year	6,685
Accretion expense	66
Changes to estimated cash flow and payment schedules	(6)

Balance, end of year	6,745

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2012, 2011 and 2010 (in thousands of Canadian dollars)

b)	Information used in the calculation of obligations

  The rate used to determine the future value of the obligations is 3.5% (4% in 2011) while the rate reflecting the current market assessments (adjusted for the risks specific to this liability) used to determine the actual value of the obligations is 1.3% (1% in 2011). The payments schedule was determined by taking into account the proven and probable reserves and the estimated annual production level. The following table sets forth the estimated cash flows of future retirement costs used in the calculation of the asset retirement obligations for the year ended December 31, 2012:

	Total amount	Anticipated
	of the estimated	cash flow
	cash flow	payment schedule
2012	$

Beaufor Mine	785	2016
Island Gold Mine	1,467	2016
Camflo Mill	3,958	2017
Francoeur Mine	820	2013 and after

	7,030

  In 2012, the schedules of the estimated cash flows of future retirement costs of the Beaufor Mine and the Francoeur Mine were revised to take into account their updated estimated reserves and the closure of the Francoeur Mine.

c)	Deposits restricted and letters of credit

  Certain of the restricted deposits relate specifically to site restoration. As at December 31, 2012, the Corporation has $161 in deposits restricted with the Quebec government, $184 in deposits restricted with the Ontario government and a credit facility is available to the Corporation in the amount of $3,000 for the issuance of letters of credit as guarantees for the settlement of asset retirement obligations. The credit facility has a fixed annual fee of 0.85% (0.85% in 2011). The following table provides the allocation of deposits restricted and letters of credit issued as at December 31, 2012:

	2012	Date of
	$	renewal

Deposits restricted
Island Gold Mine (Lochalsh property)	184
Beaufor Mine	107
Francoeur Mine	54

	345

Others	339

	684

Letters of credit
Camflo Mill	1,332	January 20, 2013
Island Gold Mine (Kremzar property)	979	January 26, 2013
	2,311

  As at December 31, 2011, the Corporation had guaranteed the restoration of its mining sites by $106 in deposits restricted with the Quebec government, $184 in deposits restricted with the Ontario government and by the pledge of letters of credit amounting to $2,311.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2012, 2011 and 2010 (in thousands of Canadian dollars)

d)	Distribution of the asset retirement obligations

  The following table sets forth the distribution of the asset retirement:

	December 31,	December 31,
	2012	2011
	$	$

Camflo Mill	3,759	3,915
Island Gold Mine	1,411	1,355
Beaufor Mine	755	755
Francoeur Mine	820	660

	6,745	6,685

Current portion	370	-

	6,375	6,685

19.	Share capital

  Authorized: Unlimited number of common shares with no par value

	Number	2012	Number	2011	Number	2010
	of shares	Amount	of shares	Amount	of shares	Amount
	(thousands)	$	(thousands)	$	(thousands)	$

Issued and paid: Common shares
Balance, beginning of year	33,110	104,872	31,230	91,010	26,104	67,087
Issue of shares for cash a)
Common	5,972	25,981	981	10,295	3,300	16,500
Exercise of stock options	484	2,174	899	3,904	401	2,078
Issue of shares in exchange for non- controlling interests a)	-	-	-	-	1,425	6,685
Common shares issue costs, net of future tax asset a)	-	(914)	-	(337)	-	(1,340)

Balance, end of year	39,566	132,113	33,110	104,872	31,230	91,010

a)	Issue of shares

  In 2012, the Corporation issued 483,600 common shares (899,400 in 2011 and 401,000 in 2010) following the exercise of stock options and received cash proceeds in the amount of $1,521 ($2,804 in 2011 and $1,481 in 2010). Contributed surplus was reduced by $653 ($1,100 in 2011 et $597 in 2010) which represents the fair value of the exercised stock options.

  In September 2012, the Corporation issued, as part of a private placement, 5,972,540 common shares at $4.35 each for a total consideration of $25,981. An expense of $914 has been incurred relating to the issuance of common shares, creating a non recorded future tax asset of $243.

  In October 2011, the Corporation issued, as part of a private placement, 980,500 common shares at $10.50 each and 245,125 stock warrants for a total cash consideration of $10,295. An expense of $458 has been incurred relating to the issuance of common shares, creating a future tax asset of $121.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2012, 2011 and 2010 (in thousands of Canadian dollars)

  In June 2010, the Corporation issued, through a public offering, 3,300,000 common shares at $5.00 each, for gross proceeds of $16,500. An amount of $1,340 has been incurred relating to the issuance of common shares, creating a non recorded future tax asset of $368.

  On June 30, 2010, the Corporation issued 1,425,407 common shares at a price of $4.69 each, which was the closing price on the date of issue, as a result of the acquisition of the non-controlling interests of a subsidiary. Consequently, an amount of $6,685 was recorded to capital stock.

b)	Warrants

  In conjunction with the October 2011 share issue, a total of 245,125 warrants were issued. Each warrant allowed for the acquisition of one common share at a price of $13.00 prior to December 31, 2012. The method use to recognize these warrants is the residual value method for which the value of the warrants corresponds to the difference between the market value of the shares at the issuance date and the consideration received at that time. Considering that the market value of the shares issued was higher than the consideration received, no value was granted to the warrants issued. The warrants expired on January 1st, 2013.

20.	Consolidated statements of cash flows

	2012	2011	2010
	$	$	$

Net change in non-cash working capital items

Receivables	114	(1,118)	(640)
Exploration tax credits receivable	(668)	(4,631)	(2,126)
Inventories	(167)	(233)	(4)
Payables, accruals and provisions	3,510	1,181	1,205

	2,789	(4,801)	(1,565)

Supplemental informations
Transactions with no impact on cash flows:
Property, plant and equipment increase (decrease) as a result of the revision of the estimated payment schedule and the estimated cash flow of the asset retirement obligation	(160)	215	380
Issue of shares in exchange for non-controlling interests	-	-	6,685

Payables, accruals and provisions related to property, plant and equipment	523	3,253	1,691

  During 2012, an amount of $4,141 initially recorded as exploration tax credits receivable was reversed and reflected as an increase to property, plant and equipment. In 2012, an amount of $950 ($5,071 in 2011), included in exploration tax credits receivable, was registered as a reduction in property, plant and equipment. These amounts are not included in the net change in non-cash working capital items.

  During the year, an amount of $7,169 of exploration tax credits receivable was applied against income taxes payable after the filing of the tax return.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2012, 2011 and 2010 (in thousands of Canadian dollars)

21.	Related party transactions

21.1.	Transactions with key management personnel

  The key management personnel include members of the Board of Directors and named executive officers of the Corporation consisting of the President & Chief Executive Officer, the Executive Vice-President and Chief Financial Officer, the Executive Vice-President and Chief Operating Officer and the Financial Director. Key management personnel remuneration includes the following expenses.

	2012	2011	2010
	$	$	$

Short-term benefits
Salaries, directors’fees, bonuses and other benefits	1,988	1,673	1,455
Severance compensation	1,986	117	-
Related benefits	159	165	71

Total short-term benefits	4,133	1,955	1,526

Post-employment benefits
Defined contribution pension plan	8	6	5
State plan	23	20	18

Total post-employment benefits	31	26	23

Stock-based compensation	2,438	611	586

	6,602	2,592	2,135

  During 2012, key management exercised 324,000 share options (368,200 in 2011 and 152,000 in 2010) with total exercise price of $1,072 ($1,165 in 2011 and $665 in 2010).

21.2.	Other transactions

  The corporate secretary is a partner at a law firm. During 2012, the Corporation received professional services from this firm for a total consideration of $333, including taxes ($225 in 2011 and $626 in 2010).

  One member of the Board of Directors is a partner at another law firm. During 2011, the Corporation received professional services from this firm for a total consideration of $27, including taxes ($14 in 2010).

  On February 1, 2012, the Corporation completed a private placement of $10,000 with the past Vice Chairman of the Corporation’s Board of Directors and two members of his immediate family in the form of debentures convertible into the Corporation’s common shares. The convertible debentures were entirely retired in September 2012.

22.	Commitments

  The Corporation is subject to pay royalties on 50% of the production of the Beaufor Mine at the rate of $30 per ounce produced, a 3% Net Smelter Return royalty per ounce produced at the Island Gold Mine. Royalty payments could be payable on other properties if such other properties are brought into commercial production.

  The Corporation is committed, under an operating lease expiring in December 2017, to pay a total sum of $682 for office space. Minimum rental payments for the next five years amount to $136 annually.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2012, 2011 and 2010 (in thousands of Canadian dollars)

  On May 9, 2011, the Corporation announced the signing of an option agreement with Globex Mining Enterprises Inc. (“Globex”) to acquire a 100% interest in five claims. Under the terms of the agreement, the Corporation paid $500, and to maintain the option had to pay an additional $500 in November 2012. In addition, the Corporation had to incur $1,000 in expenditures on the claims before November 2012 and an additional $1,000 before thirty-six months following the signing of the agreement. To exercise its option to acquire the claims, the Corporation would then have had to pay $2,000 and issue 500,000 common shares in May 2014. Finally, following the acquisition, the Corporation would have had to incur an additional $1,000 in expenditures on the claims within a twelve month period. On October 2012, the Corporation abandoned its option agreement on Globex claims by sending a written notice. As a result, the Corporation was not required to pay the amount of $500 in November 2012 and will not be required to pay any future amount.

23.	Contingencies

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

  Furthermore, a wholly owned subsidiary, acquired in December 2008, is currently subject to a tax review concerning a December 2006 financing done through the issuance of flow-through shares. The purpose of the review is to ensure that the expenditures made are acceptable Canadian Exploration Expenses under the laws of flow-through share financing. No provision has been accounted for in the financial statements as Management is of the opinion that this financing was compliant with the applicable laws. Finally, the Corporation received a draft assessment from the Quebec tax authorities, whom are not allowing the Corporation to claim certain exploration tax credits for years 2009 to 2011. An amount of $4,141 initially recorded as exploration tax credits receivable was reversed and reflected as an increase to property, plant and equipment. The management of the Corporation is contesting this position, because it believes that the Corporation had the right to claim these exploration tax credits.

24.	Capital disclosures

  The Corporation’s objectives when managing its capital are to safeguard the Corporation’s ability to continue as a going concern in order to support ongoing exploration programs and the development of its mining assets, to provide sufficient working capital to meet its ongoing obligations and to pursue potential investments.

  The Corporation defines its capital as its equity.

  The Corporation manages its capital structure and makes adjustments to it in accordance with the aforementioned objectives, as well as in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust its capital structure, the Corporation may purchase some of its shares for cancellation pursuant to normal course issuer bids, issue new shares, issue new debt, acquire or dispose of assets or adjust the amount relating to cash and cash equivalents and shares of publicly-traded companies. The Corporation is not subject to externally imposed capital requirements. The Corporation’s management of capital remained unchanged since the previous year.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2012, 2011 and 2010 (in thousands of Canadian dollars)

25.	Financial instruments and risk management

a)	Fair value of financial instruments

The following table presents the carrying amounts and fair values of each financial instruments category:

	December 31, 2012		December 31, 2011
	Book	Fair	Book	Fair
	value	value	Value	Value
	$	$	$	$

Available-for-sale financial assets
Shares of publicly-traded companies	30	30	893	893

Loans and receivables
Cash[1]	55,927	55,927	59,697	59,697
Cash equivalents [1]	3,883	3,883	3,835	3,835
Receivables[1]	192	192	215	215

	60,002	60,002	63,747	63,747
Financial liabilities, at amortized cost[1]
Payables, accruals and provisions	17,356	17,356	12,005	12,005
Finance leases obligations[2]	995	995	-	-

	18,351	18,351	12,005	12,005

[1]

  The Corporation owns and assumes financial assets and liabilities such as cash, cash equivalents and receivables, as well as payables, accruals and provisions. The fair value of these financial assets and liabilities approximates their book value as these items will be realized or settled in the short term.

[2]

  The fair value was determined by calculating the discounted cash flows using market interest rates for financial instruments with similar characteristics. The fair value of the finance leases obligations approximates the book value.

b)	Fair value hierarchy

  Financial instruments recognized at fair value on the Consolidated Statement of Financial Position must be classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurement, the fair value hierarchy levels are as follow:

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

  The Corporation is exposed to gold price fluctuations and to fluctuations of the US dollar compared to the Canadian dollar. The Corporation could manage its exposure to these risks through the occasional use of derivative financial instruments and gold commodity contracts. The Corporation is also exposed to share price fluctuations of the shares that it holds in shares of publicly-traded companies and to fluctuations of interest rates for its cash and cash equivalents. The risks and the management of those risks were unchanged compared to previous years. The exposure to share price fluctuations and to fluctuations of interest rates is not significant.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2012, 2011 and 2010 (in thousands of Canadian dollars)

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

  The price of gold is established in US dollars; to manage its exposure due to the fluctuation of the US dollar, the Corporation can occasionally enter into various types of foreign exchange contracts. During the years 2012 and 2011, the Corporation did not enter into any forward exchange contracts. At December 31, 2012 and 2011, assets and liabilities denominated in US dollars are not significant.

  The following table illustrates the sensitivity of net earnings and equity in regards to the US dollar/ Canadian dollar exchange rate, all other variables being constant. It assumes a +/- 7% change of the US dollar/ Canadian dollar exchange rate for the reporting period ended December 31, 2012 (+/- 11% for the reporting period ended December 31, 2011 and +/- 8% for the reporting period ended December 31, 2010). This percentage has been determined based on the average market volatility in exchange rates in the previous twelve months. The sensitivity analysis is based on financial transactions made in foreign currency for the reporting period.

SENSITIVITY ANALYSIS
	Change	Impact on net earnings
(in thousands of CAN$)

2012	+/- 7% (US$ / CAN$)	+/- 5,572

2011	+/- 11% (US$ / CAN$)	+/- 9,373

2010	+/- 8% (US$ / CAN$)	+/- 4,660

  Commodity price risk
  The Corporation’s earnings are directly related to commodity prices as revenues are derived principally from the sale of gold. For its gold production, the Corporation can reduce its risk of a decrease in the price of gold through the occasional use of forward sales contracts and put and call options. The risk related to fluctuation of gold price is unchanged from the previous years. In 2012, 2011 and 2010, the Corporation did not enter into any hedging contracts for its gold production.

  The following table illustrates the sensitivity of net earnings and equity to movements in the price of gold, all other variables being constant. It assumes a +/- 10% change in the average selling price of gold realized (US$ per ounce), taking into account the average exchange rate for the corresponding year.

SENSITIVITY ANALYSIS
	Change	Impact on net earnings
(in thousands of CAN$)

2012	+/- 10%	+/- 7,903
Average exchange rate (US$/CAN$) 0.9996

2011	+/- 10%	+/- 8,311
Average exchange rate (US$/CAN$) 0.9891

2010	+/- 10%	+/- 5,933
Average exchange rate (US$/CAN$) 1.0299

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2012, 2011 and 2010 (in thousands of Canadian dollars)

d)	Credit risk

  Financial instruments that expose the Corporation to a credit risk consist of receivables (except taxes receivable) and cash and cash equivalents. The receivables mainly consist of prepayments and consequently the exposure to credit risk for the receivables is considered minimal.

  The Corporation invests its cash and cash equivalents in high-quality securities issued by government agencies, financial institutions and major corporations, and limits the amount of credit exposure by diversifying its holdings. At December 31, 2012 and at December 31, 2011, the Corporation’s cash and term deposits are held through three financial institutions.

  The following table presents the composition of cash and cash equivalents:

	December 31,	December 31,
	2012	2011
	$	$

Cash a)	55,927	59,697
Cash equivalents
Term deposits, 1.19% (1.25% as at December 31, 2011) maturing in February and March 2013	3,883	3,835
	59,810	63,532

a)

  As at December 31, 2012, 99% of cash was invested with effective rates varying from 1.20% to 1.50%. (As at December 31, 2011, 72% of cash was invested with effective rates varying from 1.20% to 1.50%, and 24% at an effective rate of 0.75%.).

e)	Liquidity risk

  The objective of management with respect to liquidity risk is to hold enough cash and cash equivalents in order to ensure that the Corporation has the necessary funds to meet its obligations. The liquidity risk and its management were the same as during the previous year.

  Payables, accruals and provisions are due in the next financial year.

  Payments for the finance leases obligations are disclosed in note 17.

26.	Segmented information

  The Corporation operates gold mines at different sites in Quebec and Ontario. These operating sites are managed separately given their different locations. The Corporation assesses the performance of each segment based on earnings before taxes and discontinued operation. Accounting policies for each segment are the same as those used for the preparation of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2012, 2011 and 2010 (in thousands of Canadian dollars)

  There was no difference in 2012 compared to annual financial statements of 2011 and 2010 in the basis of segmentation or the basis of evaluation of segment result.

2012
Segmented information				Exploration,
concerning the consolidated			Total	corporate	Discontinued
income statement	Quebec	Ontario	segments	and others	operation	Total
	$	$	$	$	$	$

Precious metals	40,436	69,421	109,857	-	(8,709)	101,148
Cost of sales	39,888	44,395	84,283	-	(10,485)	73,798

Gross profit	548	25,026	25,574	-	1,776	27,350

Exploration and project evaluation	1,722	10,969	12,691	7,864	(290)	20,265
Administration	-	-	-	10,270	-	10,270
Loss on disposal of long-term assets	1	181	182	23	(7)	198
Other revenues	(417)	(211)	(628)	(1)	31	(598)

	1,306	10,939	12,245	18,156	(266)	30,135

Operating earnings (loss)	(758)	14,087	13,329	(18,156)	2,042	(2,785)

Financial expenses	53	14	67	595	(6)	656
Financial revenues	(16)	(1)	(17)	(820)	-	(837)

Earnings (loss) before taxes and discontinued operation	(795)	14,074	13,279	(17,931)	2,048	(2,604)

Net loss from discontinued operation	(42,038)	-	(42,038)	-	-	(42,038)

Acquisition of property, plant and equipment	27,288	8,364	35,652	2,202	-	37,854

Current assets	6,387	12,854	19,241	55,685	-	74,926
Restricted deposits	107	184	291	393	-	684
Property, plant and equipment	21,282	35,851	57,133	8,017	-	65,150
Deferred income and mining tax assets	-	-	-	7,484	-	7,484

Total assets	27,776	48,889	76,665	71,579	-	148,244

Current liabilities	4,583	4,723	9,306	11,324	-	20,630
Long-term debt	63	-	63	639	-	702
Asset retirement obligations	4,514	1,411	5,925	450	-	6,375
Deferred income and mining tax liabilities	-	-	-	2,174	-	2,174

Total liabilities	9,160	6,134	15,294	14,587	-	29,881

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2012, 2011 and 2010 (in thousands of Canadian dollars)

2011
Segmented information				Exploration,
concerning the consolidated			Total	corporate	Discontinued
income statement	Quebec	Ontario	segments	and others	operation	Total
	$	$	$	$	$	$

Precious metals	42,016	76,223	118,239	-	-	118,239
Cost of sales	26,597	45,099	71,696	-	-	71,696

Gross profit	15,419	31,124	46,543	-	-	46,543

Exploration and project evaluation	1,177	5,549	6,726	4,321	(121)	10,926
Administration	-	-	-	5,456	-	5,456
Loss (gain) on disposal of long-term assets	-	2	2	(3,012)	-	(3,010)
Other revenues	(67)	(283)	(350)	(1)	8	(343)

	1,110	5,268	6,378	6,764	(113)	13,029

Operating earnings (loss)	14,309	25,856	40,165	(6,764)	113	33,514

Financial expenses	101	26	127	-	(12)	115
Financial revenues	(6)	(11)	(17)	(1,170)	-	(1,187)

Earnings (loss) before taxes and discontinued operation	14,214	25,841	40,055	(5,594)	125	34,586

Net loss from discontinued operation	(125)	-	(125)	-	-	(125)

Acquisition of property, plant and equipment	26,168	4,959	31,127	543	-	31,670

Current assets	11,179	14,636	25,815	63,362	-	89,177
Restricted deposits	106	184	290	-	-	290
Property, plant and equipment	40,172	34,794	74,966	2,490	-	77,456
Deferred income and mining tax assets	-	-	-	1,067	-	1,067

Total assets	51,457	49,614	101,071	66,919	-	167,990

Current liabilities	6,164	3,948	10,112	10,354	-	20,466
Asset retirement obligations	5,329	1,356	6,685	-	-	6,685
Deferred income and mining tax liabilities	-	-	-	6,705	-	6,705

Total liabilities	11,493	5,304	16,797	17,059	-	33,856

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2012, 2011 and 2010 (in thousands of Canadian dollars)

2010
Segmented information				Exploration,
concerning the consolidated			Total	corporate	Discontinued
income statement	Quebec	Ontario	segments	and others	operation	Total
	$	$	$	$	$	$

Precious metals	28,714	58,468	87,182	-	-	87,182
Cost of sales	23,432	42,671	66,103	-	-	66,103

Gross profit	5,282	15,797	21,079	-	-	21,079

Exploration and project evaluation	2,699	4,561	7,260	96	(96)	7,260
Administration	211	-	211	4,702	-	4,913
Loss (gain) on disposal of long-term assets	-	7	7	(496)	-	(489)
Other revenues	(3,093)	(205)	(3,298)	-	11	(3,287)

	(183)	4,363	4,180	4,302	(85)	8,397

Operating earnings (loss)	5,465	11,434	16,899	(4,302)	85	12,682

Financial expenses	95	22	117	-	(14)	103
Financial revenues	(43)	(8)	(51)	(418)	1	(468)

Earnings (loss) before taxes and discontinued operation	5,413	11,420	16,833	(3,884)	98	13,047

Net loss from discontinued operation	(98)	-	(98)	-	-	(98)

Acquisition of property, plant and equipment	11,698	4,650	16,348	426	-	16,774

Current assets	4,295	7,260	11,555	44,261	-	55,816
Restricted deposits	106	184	290	-	-	290
Property, plant and equipment	19,332	37,723	57,055	2,144	-	59,199

Total assets	23,733	45,167	68,900	46,405	-	115,305

Current liabilities	4,102	3,929	8,031	3,905	-	11,936
Asset retirement obligations	5,043	1,300	6,343	-	-	6,343
Deferred income and mining tax liabilities	-	-	-	2,235	-	2,235

Total liabilities	9,145	5,229	14,374	6,140	-	20,514

  In 2012, 71% of precious metals have been sold through US financial institutions (74% in 2011 and 71% in 2010).

27.	Approval of Financial Statements

  The consolidated financial statements for the year ended December 31, 2012 were approved for publication by the Board of Directors on February 20, 2013.

  EXHIBIT 4.5

  Private Financing

  Non-brokered private placement with four institutional funds.

  SUBSCRIPTION FOR COMMON SHARES

  (For Non-Canadian Subscribers)

  TO: Richmont Mines Inc. (the "Corporation")

  The undersigned (hereinafter referred to as the "Subscriber") hereby subscribes for and agrees to purchase from the Corporation the number of common shares of the capital of the Corporation (each a "Common Share") to be issued for the aggregate consideration set forth below, representing a subscription price of Cdn$4.35 per Common Share (the "Offering Price"), upon and subject to the terms and conditions set forth in "Terms and Conditions of Subscription Agreement for Common Shares of Richmont Mines Inc." attached hereto (together with the face pages and the attached Exhibit I, as applicable, the "Subscription Agreement").

Number of Common Shares: 1,360,000
	Brookdale International Partners, L.P.		Price Per Common Share: $4.35
	(Name of Subscriber – please print)		Aggregate Consideration:	$5,916,000

By:	/s/ Eitan Milgram
Authorized Signature
Beneficial Subscriber Information (if not the same as Subscriber)
Executive Vice President of WAM GP LLC, as General Partner of Weiss Asset Management LP, as Investment Manager of Brookdale International Partners, L.P.
(Official Capacity or Title – please print)

	Please print name of individual whose signature appears above if different than the name of the subscriber printed above.		(Name of Beneficial Subscriber for whom subscriber is contracting)

Eitan Milgram
(Beneficial Subscriber’s Residential Address)

(Subscriber’s Residental Address)
(Telephone Number)
REGISTERED ADDRESS

(Fax Number)
(MAILING ADDRESS)

(Email Address)
	(Telephone Number)	(E-mail Address)

	Register the Common Shares as set forth below:		Deliver the Common Shares as set forth below:

	(Name)		(Name)

	(Account reference, if applicable)		(Account reference, if applicable)

	(Address)		(Contact Name)

(Address)

  2

A.	Present Ownership of Securities

  The Subscriber either [check appropriate box]:

[ X ]	owns directly or indirectly, or exercises control or direction over, no common shares of the Corporation or securities convertible into common shares in the capital stock of the Corporation; or

[ ]

  owns directly or indirectly, or exercises control or direction over, ________, common shares of the Corporation and convertible securities entitling the Subscriber to acquire an additional ________common shares in the capital stock of the Corporation.

  ACCEPTANCE: The Corporation hereby accepts the subscription as set forth above on the terms and conditions contained in this Subscription Agreement Sept. 25, 2012

  Richmont Mines Inc.

Per:	/s/ Paul Carmel
Authorized Signatory

  Paul Carmel
  President&CEO

  TERMS AND CONDITIONS OF SUBSCRIPTION AGREEMENT
  FOR COMMON SHARES OF RICHMONT MINES INC.

1.	Definitions

  "$" means lawful money of Canada;

  "Agreement" or "Subscription Agreement" means this subscription agreement, as the same may be amended, supplemented or restated from time to time;

  "Business Day" means a day other than a Saturday, Sunday or any other day on which Canadian chartered banks are not open for the transaction of regular business in the City of Montréal, Québec;

  "Closing" means the closing on the Closing Date of the issue and sale of Common Shares as contemplated by this Subscription Agreement;

  "Closing Date" means on or about September 26, 2012, or such other date as agreed to by the Corporation;

  "Closing Time" means 8:00 a.m. (Montréal time) on the Closing Date or such other time as the Corporation may agree;

  "NI 45-106" means National Instrument 45-106 respecting Prospectus and Registration Exemptions or Regulation 45-106 respecting Prospectus and Registration Exemptions in Québec;

  "Person" means an individual (whether acting as an executor, trustee, administrator, legal representative or otherwise), a firm, a corporation, a syndicate, a partnership, a trust, an association, an unincorporated organization, a joint venture, an investment club, a government or an agency or political subdivision thereof and every other form of legal or business entity of whatsoever nature or kind;

  "Regulation D" means Regulation D promulgated by the SEC under the U.S. Securities Act;

  "Regulation S" means Regulation S promulgated by the SEC under the U.S. Securities Act;

  "SEC" means the United States Securities and Exchange Commission;

  "Securities Laws" means, as applicable, the securities laws, regulations, rules, rulings and orders in each Selling Jurisdiction, the applicable policy statements issued by the securities regulators in each Selling Jurisdiction and the rules and policies of the TSX, the NYSE MKT as well as the U.S. Securities Act and U.S. Securities Exchange Act of 1934, as amended, state securities laws and, in each case the rules and regulations adopted thereunder;

  "Securities Regulators" means the securities commissions or other securities regulatory authorities of all of the Selling Jurisdictions or the relevant Selling Jurisdiction as the context so requires;

  "Selling Jurisdiction" means, in the ease of any Subscriber, the provinces of Canada and the United States and such other jurisdictions in which any such Subscriber resides or is otherwise subject to the Securities Laws;

  "TSX" means the Toronto Stock Exchange;

  "United States" means the United States of America, its territories and possessions, any state of the United States and the District of Columbia; and

  "U.S. Securities Act" means the United States Securities Act of 1933, as amended.

2.	Terms of the Offering

(a)	The Common Shares are part of an offering (the "Offering") of up to 8,045,978 Common Shares for aggregate gross proceeds of up to $35,000,000.

(b)

  The Subscriber acknowledges (on its own behalf and, if applicable, on behalf of each person on whose behalf the Subscriber is contracting) that this subscription is subject to rejection or allotment by the Corporation in whole or in part.

3.	Representations, Warranties and Covenants of the Subscriber

  By executing this Subscription Agreement, the Subscriber (and, if applicable, the others for whom it is contracting hereunder) represents, warrants and covenants to the Corporation (and acknowledges that the Corporation and its counsel are relying thereon) that:

(a)

  it has been independently advised as to restrictions with respect to trading in the Common Shares imposed by applicable Securities Laws in the jurisdiction in which it resides, confirms that no representation has been made to it by or on behalf of the Corporation with respect thereto, acknowledges that it is aware of the characteristics of Common Shares, the risks relating to an investment therein, and that it may not be able to resell the Common Shares until the expiration of the applicable hold period except in accordance with limited exemptions under applicable securities legislation and regulatory policy and it agrees that any certificates representing the Common Shares will bear a legend indicating that the sale of such securities is restricted. The Subscriber further acknowledges that it should consult its own legal counsel in its jurisdiction for full particulars of applicable resale restrictions;

(b)

  it has not received, nor has it requested, nor does it have any need to receive, any prospectus, sales or advertising literature, offering memorandum or any other document describing the business and affairs of the Corporation which has been prepared for delivery to, and review by, prospective purchasers in order to assist them in making an investment decision in respect of the Common Shares, and it has not become aware of any advertisement in printed public media, radio, television or telecommunications, including electronic display such as the Internet with respect to the distribution of the Common Shares;

(c)

  it has relied solely upon publicly available information relating to the Corporation and not upon any verbal or written representation as to fact or otherwise made by or on behalf of the Corporation except as expressly set forth herein;

(d)

  Unless it is purchasing under subparagraph 3(e), then it is purchasing the Common Shares as principal or deemed to be purchasing as principal in accordance with applicable Securities Laws, it is resident of, or otherwise subject to the laws of, the jurisdiction disclosed under "Subscriber's Address" on the face page of this Agreement, and fully complies with one of the criteria set forth below:

(i)	if the Subscriber, or the disclosed principal on whose behalf it is acting, is a person resident in Canada, it is subscribing Common Shares for an aggregate acquisition cost of not less than Cdn$150,000 payable in cash at Closing and, if it is not an individual, it was not created and is not used solely to purchase or hold securities in reliance on the exemption from the prospectus requirement of Securities Laws contained in Section 2.10 of NI 45-106; or

(ii)	if the Subscriber, or the disclosed principal on whose behalf it is acting, is not a person resident in Canada, the subscription for the Common Shares by the Subscriber, or such disclosed principal, does not contravene any of the applicable securities legislation in the jurisdiction in which the Subscriber, or such disclosed principal, resides and it has concurrently executed and delivered a Representation Letter in the form attached as Exhibit I to this Subscription Agreement and the representations and warranties contained therein will be true and correct both as of the date of execution of this Subscription Agreement and as of the applicable Closing Date;

(e)

  if it is not purchasing as principal, and not deemed to be purchasing as a principal in accordance with applicable Securities Laws, it is duly authorized to enter into this Subscription Agreement and to execute all documentation in connection with the purchase on behalf of each beneficial purchaser, each of whom is named under "Name of Beneficial Subscriber" on the face page of this Agreement, and to provide and agree to all Subscriber's representations, warranties and covenants on behalf of such beneficial purchasers, it acknowledges that the Corporation may be required by law to disclose to certain regulatory authorities, the identity of each beneficial purchaser of Common Shares for whom it may be acting, and if it is acting as agent for one or more disclosed principals, each of such principals is purchasing as principal for its own account, and all of the representations, warranties and covenants, excluding this paragraph 3(e) are also given in respect of such principal, except that references to the Subscriber's address are deemed to be references to the disclosed address of the beneficial purchaser disclosed under "Beneficial Subscriber's Address" on the face page of this Agreement;

(f)	it acknowledges that:

(i)	no securities commission or similar regulatory authority has reviewed or passed on the merits of the Common Shares;

(ii)	there is no government or other insurance covering the Common Shares;

(iii)	there are restrictions on the Subscriber's ability to resell the Common Shares and it is the responsibility of the Subscriber to comply with them before selling the Common Shares;

(iv)	the Corporation has advised the Subscriber that the Corporation is relying on an exemption from the requirements to provide the Subscriber with a prospectus and to sell securities through a person or company registered to sell securities under the applicable Securities Laws and, as a consequence of acquiring securities pursuant to this exemption, certain protections, rights and remedies provided by applicable Securities Laws, including statutory rights of rescission or damages, will not be available to the Subscriber;

(v)	an investment in the Common Shares involves a high degree of risk and the Subscriber may lose its entire investment;

(vi)	the Corporation may complete additional financings in the future in order to develop the business of the Corporation and fund its ongoing development, and such future financings may have a dilutive effect on current shareholders or securityholders of the Corporation, including the Subscriber;

(vii)	the offer, issuance, sale and delivery of the Common Shares is conditional upon such sale being exempt from the prospectus filing or registration requirements and the requirement to deliver an offering memorandum in connection with the distribution of the Common Shares under the Securities Laws of the Selling Jurisdictions or upon the issuance of such orders, consents or approvals as may be required to permit such sale without the requirement of filing a prospectus;

(viii)	in purchasing the Common Shares, the Subscriber has not relied upon any verbal or written representation, including any investor presentation delivered to Subscribers, as to any fact or otherwise made by or on behalf of the Corporation or any of its employees, agents or affiliates thereof or any other person associated therewith; the Subscriber acknowledges that the decision to purchase the Common Shares was made solely on the basis of currently available public information and this Subscription Agreement;

(ix)	the Corporation has the right to accept or reject the Subscriber's subscription in whole or in part;

(x)	the Corporation's counsel is acting as counsel to the Corporation, and not as counsel to the Subscriber;

(g)

  it is aware that the Common Shares have not been and will not be registered under the U.S. Securities Act or the Securities Laws of any state of the United States and that these securities may not be offered or sold in the United States without registration under the U.S. Securities Act or compliance with requirements of an exemption from registration and the applicable laws of all applicable states and acknowledges that the Corporation has no present intention of filing a registration statement under the U.S. Securities Act in respect of the Common Share;

(h)

  except if the United States is indicated as being its jurisdiction of residence on the face page of this Subscription Agreement, the Common Shares have not been offered to the Subscriber in the United States, and the Subscriber represents and warrants that the purchase of the Common Shares will occur in an "offshore transaction" (as defined under Regulation S);

(i)

  except if the United States is indicated as being its jurisdiction of residence on the face page of this Subscription Agreement, it is not a U.S. person (as defined in Regulation S under the U.S. Securities Act, which definition includes, but is not limited to, an individual resident in the United States, an estate or trust of which any executor or administrator or trustee, respectively, is a U.S. person and any partnership or corporation organized or incorporated under the laws of the United States) and is not purchasing the Common Shares on behalf of, or for the account or benefit of, a person in the United States or a U.S. person or for resale in the United States;

(j)

  it undertakes and agrees that it will not offer or sell the Common Shares in the United States unless such securities are registered under the U.S. Securities Act and the Securities Laws of all applicable states of the United States or an exemption from such registration requirements is available;

(k)	if it is an individual, it is of the full age of majority and is legally competent to execute this Subscription Agreement and take all action pursuant hereto;

(l)	this Subscription Agreement has been duly and validly authorized, executed and delivered by and constitutes a legal, valid, binding and enforceable obligation of the Subscriber;

(m)

  if it is a company, partnership, unincorporated association or other entity, it has the legal capacity and competence to enter into and be bound by this Subscription Agreement and further certifies that all necessary approvals of directors, shareholders or otherwise have been given and obtained and it was not created solely and is not being used solely to purchase or hold securities in reliance on a prospectus exemption;

(n)	it has such knowledge in financial and business affairs as to be capable of evaluating the merits and risks of its investment and it is able to bear the economic risk of loss of its investment;

(o)	it does not act jointly or in concert with any other subscriber for Common Shares for the purpose of the acquisition of the Common Shares;

(p)

  if required by applicable Securities Laws, regulations, rules, policies or orders or by any securities commission, stock exchange or other regulatory authority, the Subscriber will execute, deliver, file and otherwise assist the Corporation in filing, such reports, undertakings and other documents with respect to the issue of the Common Shares (including a Representation Letter in the form attached hereto as Exhibit I, as applicable);

(q)

  the entering into of this Subscription Agreement and the transactions contemplated hereby will not result in a violation of any of the terms or provisions of any law applicable to the Subscriber or any agreement to which the Subscriber is a party or by which it is bound, or if the Subscriber is not an individual, any of the Subscriber's constating documents;

(r)

  the Subscriber acknowledges that it has been encouraged to and should obtain independent legal and investment advice with respect to its subscription for these Common Shares and accordingly, has been independently advised as to the meanings of all terms contained herein relevant to the Subscriber for purposes of giving representations, warranties and covenants under this Subscription Agreement;

(s)	it acknowledges and confirms that no representation has been made to it with respect to the future value or price of any of the Common Shares;

(t)	it acknowledges that all certificates representing the Common Shares will bear the following restrictive legends required by applicable Securities Laws and stock exchange rules:

  "UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE [four months and one day from the Closing Date]."

  "THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE LISTED ON THE TORONTO STOCK EXCHANGE; HOWEVER, THE SAID SECURITIES CANNOT BE TRADED THROUGH THE FACILITIES OF SUCH EXCHANGE SINCE THEY ARE NOT FREELY TRANSFERABLE, AND CONSEQUENTLY ANY CERTIFICATE REPRESENTING SUCH SECURITIES IS NOT "GOOD DELIVERY" IN SETTLEMENT OF TRANSACTIONS ON THE TORONTO STOCK EXCHANGE."

(u)

  the funds which will be advanced by the Subscriber to the Corporation hereunder will not  represent proceeds of crime for the purposes of the Proceeds of Crime (Money Laundering) Act (Canada) (the "PCMLA") and Terrorist Financing Act (Canada) and the Subscriber acknowledges that the Corporation may in the future be required by law to disclose the Subscriber's name and other information relating to this Subscription Agreement and the Subscriber's subscription hereunder, on a confidential basis, pursuant to the PCMLA. To the best of the knowledge of the Subscriber: (a) none of the subscription funds to be provided by the Subscriber: (i) have been or will be derived from or related to any activity that is deemed criminal under the laws of Canada, the United States, or any other jurisdiction; or (ii) are being tendered on behalf of a person or entity who has not been identified to the Subscriber; and (b) it shall promptly notify the Corporation if the Subscriber discovers that any of such representations ceases to be true, and will provide the Corporation with appropriate information in connection therewith;

(v)

  the Subscriber has no knowledge of a "material fact" or "material change" (as those terms are defined in the applicable Securities Laws) in the affairs of the Corporation that has not been generally disclosed to the public;

(w)

  the representations, warranties and covenants of the Subscriber herein are made with the intent that they be relied upon in determining the suitability of a purchaser of Common Shares and will be true and correct at the Closing Time on the Closing Date and will survive the completion of the issuance of the Common Shares. The Subscriber undertakes to immediately notify the Corporation at 1501 McGill College, Montréal, Québec, H3A 3M8; Attention: Paul Carmel, of any change in any statement or other information relating to the Subscriber set forth herein which takes place prior to the Closing Time on the Closing Date; and

(x)

  the Subscriber agrees to indemnify and hold harmless the Corporation, and its directors, officers, employees, agents, advisers and shareholders from and against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all fees, costs and expenses whatsoever reasonably incurred in investigating, preparing or defending against any claim, lawsuit, administrative proceeding or investigation whether commenced or threatened) arising out of or based upon any false representation or warranty of the Subscriber contained herein or in any document furnished by the

  Subscriber to the Corporation in connection herewith being untrue in any material respect or any breach or failure by the Subscriber to comply with any covenant or agreement made by the Subscriber herein or in any document furnished by the Subscriber to the Corporation in connection herewith.

4.	Representations, Warranties and Covenants of the Corporation

  The Corporation hereby represents, warrants and covenants and agrees to and with the Subscriber (and acknowledges that the Subscriber is relying thereon) that:

(a)

  the Corporation is incorporated and organized and existing under the laws of Québec, is qualified to carry on its business and is in good standing in each jurisdiction in which the conduct of its business or the ownership, leasing or operation of its property and assets requires such qualification, and has all requisite corporate power and authority to carry on its business, to own, lease and operate its property and assets and to execute, deliver and perform its obligations under this Agreement, including the issuance of the Common Shares;

(b)

  the Corporation has conducted and is conducting its business in compliance with all applicable laws, rules and regulations of each jurisdiction in which its business is carried on and holds all necessary licenses, permits, approvals, consents, certificates, registrations and authorizations (whether governmental, regulatory or otherwise) (the "Licenses") to enable its business to be carried on as now conducted and its property and assets to be owned, leased and operated, and the Licenses are validly existing and in good standing and none of the Licenses contains any burdensome term, provision, condition or limitation which has or may have a materially adverse effect on the operation of the business of the Corporation as now carried on or as proposed to be carried on;

(c)	the authorized capital of the Corporation consists of an unlimited number of common shares, with no par value;

(d)

  the Corporation is a qualified issuing corporation under the Québec Stock Savings Plan II (QSSP II) in accordance with the Taxation Act (Québec) and the Common Shares qualify as qualifying shares upon issuance for inclusion in a QSSP II in accordance with applicable legislation for qualified investment funds;

(e)	the Corporation will use the net proceeds of the Offering for general working capital purposes;

(f)

  the entering into of this Subscription Agreement and the transactions contemplated hereby will not result in a violation of any of the terms or provisions of any law applicable to the Corporation or any agreement to which the Corporation is a party or by which it is bound, or any of the Corporation's constating documents

(g)	this Subscription Agreement has been duly and validly authorized, executed and delivered by and constitutes a legal, valid, binding and enforceable obligation of the Corporation;

(h)	the Commons Shares are or will be validly issued, fully paid, free from all liens, charges, claims, encumbrances and not subject to any call;

(i)

  each consent, authorization, order or approval of, or filing or registration with, any governmental authority or other regulatory body or other third party required on or prior to the Closing Date for or in connection with the execution by the Corporation of this Subscription Agreement and the performance of the obligations to be assumed by this Subscription Agreement by the Corporation has been duly obtained and made and constitutes legal, valid, binding and enforceable obligations of the Corporation in accordance with its terms;

(j)

  all information relating to the Corporation which might be relevant or material in connection with the transactions contemplated by this Subscription Agreement has been generally disclosed to the public through public announcements or disclosures by the Corporation to the TSX and/or NYSE MKT; and

(k)

  there are no legal proceedings started or threatened against the Corporation (to the best of the knowledge of the Corporation after making due and careful enquiries) for its winding- up or dissolution, or for it or any of them to enter into any arrangement for composition for the benefit of creditors, or for the appointment of a receiver, judicial manager, trustee or similar officer of any of them or any of their respective properties, revenues or assets.

5.	Closing

(a)

  The Subscriber agrees to deliver to the Corporation at closing: (a) this duly completed and executed Subscription Agreement (including, if the Subscriber, or the disclosed principal on whose behalf it is acting, is not a person resident in Canada, a Representation Letter in the form attached as Exhibit I); and (b) payment, in such manner as is acceptable to the Corporation and as directed by the Corporation, for the aggregate subscription price of the Common Shares subscribed for under this Subscription Agreement.

(b)	The Closing will be held at the offices of the Corporation's counsel at the Closing Time on the Closing Date.

(c)

  The Subscriber acknowledges that the certificates representing the Common Shares will be available for delivery upon Closing against payment of the aggregate subscription price for the Common Shares provided that the Subscriber has satisfied all applicable requirements of Section (a) hereof and the Corporation has accepted this Subscription Agreement.

(d)

  The Corporation will be entitled to rely on delivery of a facsimile or scanned copy of executed Subscription Agreements, and acceptance by the Corporation of such agreements shall be legally effective to create a valid and binding agreement between the Subscriber and the Corporation in accordance with the terms hereof. In addition, this Subscription Agreement may be executed in counterparts, each of which shall be deemed an original and all of which shall constitute one and the same document.

6.	Privacy Legislation

  The Subscriber acknowledges and consents to the fact that the Corporation is collecting the Subscriber's (and any beneficial purchaser for which the Subscriber is contracting hereunder) personal information (as that term is defined under applicable privacy legislation, including, without limitation, the Personal Information Protection and Electronic Documents Act (Canada)

  and any other applicable similar replacement or supplemental provincial or federal, or United States or any state, legislation or laws in effect from time to time) for the purpose of completing the Subscriber's subscription. The Subscriber acknowledges and consents to the Corporation retaining the personal information for so long as permitted or required by applicable law or business practices. The Subscriber further acknowledges and consents to the fact that the Corporation may be required by applicable Securities Laws, stock exchange rules and/or the Investment Industry Regulatory Organization of Canada rules to provide regulatory authorities any personal information provided by the Subscriber respecting itself (and any beneficial purchaser for which the Subscriber is contracting hereunder). The Subscriber represents and warrants that it has the authority to provide the consents and acknowledgements set out in this paragraph on behalf of all beneficial purchasers for which the Subscriber is contracting.

7.	Subscriber Acknowledgement

  In addition, the Subscriber agrees and acknowledges that:

(a)

  the Corporation will deliver certain personal information, including information regarding the name, address, telephone number and amount subscribed for, to the securities regulatory authorities, including the Ontario Securities Commission, the TSX, the NYSE MKT and the Autorité des marchés financiers, as applicable;

(b)	the information is being collected indirectly by the securities regulatory authorities under authority granted to them in securities legislation;

(c)	the information is being collected for the purposes of the administration and enforcement of such securities legislation; and

(d)

  the Subscriber can contact the Administrative Support Clerk at the Ontario Securities Commission at Suite 1903, Box 55, 20 Queen Street West, Toronto, Ontario, (416) 593-3684 for information regarding the collection and use of this personal information by the Ontario Securities Commission.

8.	Conditional upon NYSE MKT and TSX Approvals

  Without limitation, this subscription and the transactions contemplated hereby are conditional upon and subject to the Corporation receiving the required TSX and NYSE MKT approvals of this subscription and the transactions contemplated hereby.

9 .	Assignment

  The terms and provisions of this Subscription Agreement shall be binding upon and enure to the benefit of the Subscriber and the Corporation and their respective heirs, executors, administrators, successors and assigns; provided however, that this Subscription Agreement may not be assigned by either party without the consent of the other party.

10 .	General

(a)	The contract arising out of this Subscription Agreement shall be governed by and construed in accordance with the laws of the Province of Québec and the laws of Canada applicable therein. The Subscriber and the Corporation each irrevocably attorn to the jurisdiction of the courts of the Province of Québec.

(b)	Time shall be of the essence hereof.

(c)

  This Subscription Agreement represents the entire agreement of the parties hereto relating to the subject matter hereof and there are no representations, covenants or other agreements relating to the subject matter hereof except as stated or referred to herein.

(d)

  The Subscriber acknowledges and agrees that all costs incurred by the Subscriber (including any fees and disbursements of any special counsel retained by the Subscriber) relating to the sale of the Common Shares to the Subscriber shall be borne by the Subscriber.

(e)

  The Subscriber acknowledges and agrees that the acceptance of the Subscription Agreement will be conditional among other things upon the sale of the Common Shares to the Subscriber being exempt from any prospectus requirements of all applicable Securities Laws.

(f)

  The Subscriber acknowledges that it has consented to and requested that all documents evidencing or relating in any way to the sale of the Common Shares be drawn up in the English language only. Le souscripteur reconnaît par les présentes avoir consenti et exigé que tous les documents faisant foi ou se rapportant de quelque manière à la vente des actions ordinaires soient rédigés en anglais seulement.

(g)	The covenants, representations and warranties contained herein shall survive the Closing.

  EXHIBIT I

  REPRESENTATION LETTER
  FOR NON-CANADIAN SUBSCRIBERS

  To: Richmont Mines Inc.

  The Subscriber, on its own behalf and (if applicable) on behalf of others for whom it is contracting hereunder, further represents, warrants and covenants to and with the Corporation and its counsel (and acknowledges that the Corporation and its counsel are relying thereon) that it is, and (if applicable) any disclosed beneficial purchaser for whom it is contracting hereunder is, a resident of, or otherwise subject to, the securities legislation of a jurisdiction other than Canada, and:

(a)	the Subscriber is, and (if applicable) any other purchaser for whom it is contracting hereunder, is:

(i)

  a purchaser that is recognized by the securities regulators in the jurisdiction in which it is, and (if applicable) any other purchaser for whom it is contracting hereunder is resident or otherwise subject to the securities laws of such jurisdiction as an exempt purchaser and (subject to (b)(i) below) is purchasing the Common Shares as principal for its, or (if applicable) each such other purchaser's, own account, and not for the benefit of any other person, for investment only and not with a view to resale or distribution and no other person, corporation, firm or other organization has a beneficial interest in the said securities being purchased, or purchasing the securities as agent or trustee for the principal disclosed on the face page of this Agreement and each disclosed principal for whom the Subscriber is acting is purchasing as principal for its own account, and not for the benefit of any other person, and is purchasing for investment only and not a view to resale or distribution; or

(ii)

  a purchaser which is purchasing Common Shares pursuant to an exemption from any prospectus or securities registration requirements (particulars of which are enclosed herewith) available to the Corporation, the Subscriber and any such other purchaser under applicable securities laws of their jurisdiction of residence or to which the Subscriber and any such other purchaser are otherwise subject to, and the Subscriber and any such other purchaser shall deliver to the Corporation such further particulars of the exemption and their qualification thereunder as the Corporation may reasonably request;

(b)	if the Subscriber is resident in or otherwise subject to applicable securities laws of the United States:

(i)	it understands and agrees that the Common Shares have not been and will not be registered under the U.S. Securities Act, or applicable state securities laws, and the Common Shares are being offered and sold by the Corporation, to the Subscriber in reliance upon Rule 506 of Regulation D or Section 4(2) under the U.S. Securities Act;

(ii)	the undersigned represents, warrants and covenants (which representations, warranties and covenants shall survive the Closing) to the Corporation (and acknowledges that the Corporation is relying thereon) that:

  (a) it has such knowledge and experience in financial and business matters as to be capable of evaluating the merits, and risks of the investment and it is able to bear the economic risk of loss of the investment;

  (b) it is purchasing the Common Shares for its own account or for the account of one or more persons for investment purposes only and not with a view to resale or distribution and, in particular, it has no intention to distribute either directly or indirectly any of the Common Shares in the United States; provided, however, that the Subscriber may sell or otherwise dispose of any Common Shares pursuant to registration thereof pursuant to the U.S. Securities Act and any applicable state securities laws or under an exemption from such registration requirements;

  (c) it, and if applicable, each person for whose account it is purchasing the Common Shares satisfies one or more of the categories of "accredited investor" indicated below (the Subscriber must initial the appropriate line(s)):

________	Category 1.	A bank, as defined in Section 3(a)(2) of the U.S. Securities Act, whether acting in its individual or fiduciary capacity; or

________	Category 2.	A savings and loan association or other institution as defined in Section 3(a)(5)(A) of the U.S. Securities Act, whether acting in its individual or fiduciary capacity; or

________	Category 3.	A broker or dealer registered pursuant to Section 15 of the United States Securities Exchange Act of 1934; or

________	Category 4.	An insurance company as defined in Section 2(13) of the U.S Securities Act; or

________	Category 5.	An investment company registered under the United States Investment Company Act of 1940; or

________	Category 6.	A business development company as defined in Section 2(a)(48) of the United States Investment Company Act of 1940; or

________	Category 7.	A small business investment company licensed by the U. S. Small Business Administration under Section 301 (c) or (d) of the United States Small Business Investment Act of 1958; or

________	Category 8.	A plan established and maintained by a state, its political subdivisions or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, with total assets in excess of U.S. $5,000,000; or

________	Category 9.	An employee benefit plan within the meaning of the United States Employee Retirement Income Security Act of 1974 in which the investment decision is made by a plan fiduciary, as defined in Section 3(21) of such Act, which is either a bank, savings and loan association, insurance company or registered investment adviser, or an employee benefit plan with total assets in excess of U. S. $5,000,000 or, if a self- directed plan, with investment decisions made solely by persons who are accredited investors; or

________	Category 10.	A private business development company as defined in Section 202(a)(22) of the United States Investment Advisers Act of 1940; or

[EM]	Category 11.	An organization described in Section 501(c)(3) of the United States Internal Revenue Code, a corporation, a Massachusetts or similar business trust, or a partnership, not formed for the specific purpose of acquiring the securities offered, with total assets in excess of U.S. $5,000,000; or

________	Category 12.	Any director or executive officer of the Corporation; or

________	Category 13.	A natural person whose individual net worth, or joint net worth with that person's spouse (exclusive of the value of such person's primary residence), at the date hereof exceeds U.S.$ 1,000,000; or

________	Category 14.	A natural person who had an individual income in excess of U.S.$200,000 in each of the two most recent years or joint income with that person's spouse in excess of U.S.$300,000 in each of those years and has a reasonable expectation of reaching the same income level in the current year; or

________	Category 15.	A trust, with total assets in excess of U.S.$5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person as described in Rule 506(b)(2)(ii) under the U.S. Securities Act; or

________	Category 16.	Any entity in which all of the equity owners meet the requirements of at least one of the above categories;

  (d) it has not purchased the Common Shares as a result of any form of general solicitation or general advertising, including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over radio, or television, or any seminar or meeting whose attendees have been invited by general solicitation or general advertising;

  (e) it understands that if it decides to offer, sell or otherwise transfer the Common Shares, it will not offer, sell or otherwise transfer any of such securities directly or indirectly, unless:

  (i) the transfer is to the Corporation;

  (ii) the transfer is made outside the United States in a transaction meeting the requirements of Rule 904 of Regulation S under the U.S. Securities Act and in compliance with applicable local laws and regulations;

  (iii) the transfer is made in compliance with the exemption from the registration requirements under the U.S. Securities Act provided by Rule 144 thereunder, if available, and in accordance with applicable state securities laws; or

  (iv) the securities are transferred in a transaction that does not require registration under the U.S. Securities Act or any applicable state laws and regulations governing the offer and sale of securities; and

  (v) in the case of transfers pursuant to (iii) or (iv) above, it has prior to such sale furnished to the Corporation an opinion of counsel or other evidence of exemption, in either case reasonably satisfactory to the Corporation;

(iii)	it understands that upon the issuance thereof, and until such time as the same is no longer required under the applicable requirements of the U.S. Securities Act or applicable U.S. state securities laws and regulations, the certificates representing the Common Shares will bear a legend in substantially the following form:

  "THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT"). THESE SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY (A) TO THE CORPORATION, (B) OUTSIDE THE UNITED STATES IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT, (C) IN COMPLIANCE WITH THE EXEMPTION FROM THE REGISTRATION REQUIREMENTS UNDER THE U.S. SECURITIES ACT PROVIDED BY RULE 144 THEREUNDER, IF AVAILABLE, AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS, OR (D) IN A TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT OR ANY APPLICABLE STATE LAWS, AND IN EACH CASE OF (C) OR (D) THE HOLDER HAS, PRIOR TO SUCH SALE, FURNISHED TO THE CORPORATION AN OPINION OF COUNSEL OR OTHER EVIDENCE OF EXEMPTION, IN EITHER CASE REASONABLY SATISFACTORY TO THE CORPORATION. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE "GOOD DELIVERY" IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA. IF THE SECURITIES ARE BEING SOLD AT ANY TIME THE CORPORATION IS A "FOREIGN ISSUER" AS DEFINED IN RULE 902 UNDER THE U.S. SECURITIES ACT, A NEW CERTIFICATE, BEARING NO LEGEND, THE DELIVERY OF WHICH WILL CONSTITUTE "GOOD DELIVERY" MAY BE OBTAINED FROM THE CORPORATION'S TRANSFER AGENT UPON DELIVERY OF THIS CERTIFICATE AND A DULY EXECUTED DECLARATION IN THE FORM SET FORTH IN APPENDIX I OF EXHIBIT I OF THE SUBSCRIPTION AGREEMENT DATED [SEPTEMBER XX, 2012] TO THE CORPORATION AND THE CORPORATION'S TRANSFER AGENT TO THE EFFECT THAT THE SALE OF THE SECURITIES IS BEING MADE IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT."

  provided, that if the Common Shares are being sold under clause (B) above, at a time when the Corporation is a "foreign issuer" as defined in Rule 902 under the U.S. Securities Act, the legend set forth above may be removed by providing a declaration in the form attached as Appendix I to this Exhibit I to the effect that the sale of the securities is being made in compliance with Rule 904 of Regulation S under the U.S. Securities Act;

(iv)	if any of the Common Shares are being sold pursuant to Rule 144 of the U.S. Securities Act, the legend may be removed by delivery to the Corporation's transfer agent of an opinion reasonably satisfactory to the Corporation to the effect that the legend is no longer required under applicable requirements of the U.S. Securities Act or state securities laws;

(v)	it understands and acknowledges that the Corporation is not obligated to remain a "foreign issuer" within the meaning of Regulation S under the U. S. Securities Act;

(vi)	it has had the opportunity to ask questions of and receive answers from the Corporation regarding the investment, and has received all the information regarding the Corporation that it has requested;

(vii)	it understands that the Corporation may instruct its registrar and transfer agent not to record any transfer of any securities of the Corporation without first being notified by the Corporation that it is satisfied that such transfer is exempt from or not subject to the registration requirements of the U.S. Securities Act and applicable state securities laws;

(viii)

  it consents to the Corporation making a notation on its records or giving instructions to the registrar and transfer agent of the Corporation in order to implement the restrictions on transfer set forth and described herein;

(ix)

  it understands and acknowledges that the Corporation has no obligation or present intention of filing with the United States Securities and Exchange Commission or with any state securities administrator any registration statement in respect of resales of the Common Shares in the United States;

(x)

  it understands and agrees that there may be material tax consequences to the Subscriber of an acquisition, disposition or exercise of any of the Common Shares. The Corporation gives no opinion and makes no representation with respect to the tax consequences to the Subscriber under United States, state, local or foreign tax law of the undersigned's acquisition or disposition of such securities. In particular, no determination has been made whether the Corporation will be a "passive foreign investment company" ("PFIC") within the meaning of Section 1291 of the United States Internal Revenue Code;

(xi)

  the office or other address of the Subscriber at which the Subscriber received and accepted the offer to purchase the Common Shares is the address listed on the face page of the Subscription Agreement;

(xii)

  it acknowledges that the representations, warranties and covenants contained in this Agreement are made by it with the intent that they may be relied upon by the Corporation in determining its eligibility or the eligibility of others on whose behalf it is contracting thereunder to purchase Common Shares. It agrees that by accepting Common Shares it shall be representing and warranting that the representations and warranties above are true as at the Closing with the same force and effect as if they had been made by it at the Closing and that they shall survive the purchase by it of Common Shares and shall continue in full force and effect notwithstanding any subsequent disposition by it of such securities; and

(xiii)	The Subscriber undertakes to notify the Corporation immediately of any change in any representation, warranty or other information relating to the Subscriber set forth herein which takes place prior to the Closing.

  Dated at Boston, MA this 25th day of September,2012.

Brookdale International Partners, L.P.
Name of Subscriber

By: /s/ Eitan Milgram
Signature

  Eitan Milgram

Title:	Executive Vice President of WAM GP LLC,
as General Partner of Weiss Asset Management L.P.
as Investment Manager of Brookdale International Partners, L.P.

  APPENDIX I

  FORM OF DECLARATION FOR REMOVAL OF U.S. LEGEND

To	Richmont Mines Inc. (the "Corporation")
and its Transfer Agent Computershare Investor Services Inc.

  The undersigned (A) acknowledges that the sale of the securities of the Corporation to which this declaration relates is being made in reliance on Rule 904 of Regulation S under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), and (B) certifies that (1) the undersigned is not (a) an "affiliate" of the Corporation (as that term is defined in Rule 405 under the U.S. Securities Act), (b) a "distributor" or (c) an affiliate of a distributor; (2) the offer of such securities was not made to a person in the United States and either (a) at the time the buy order was originated, the buyer was outside the United States, or the seller and any person acting on its behalf reasonably believed that the buyer was outside the United States, or (b) the transaction was executed on or through the facilities of a "designated offshore securities market", and neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States; (3) neither the seller nor any affiliate of the seller nor any person acting on their behalf has engaged or will engage in any directed selling efforts in the United States in connection with the offer and sale of such securities; (4) the sale is bona fide and not for the purpose of "washing off” the resale restrictions imposed because the securities are "restricted securities" (as that term is defined in Rule 144(a)(3) under the U.S. Securities Act); (5) the seller does not intend to replace such securities with fungible unrestricted securities; and (6) the contemplated sale is not a transaction, or part of a series of transactions, which, although in technical compliance with Regulation S under the U.S. Securities Act, is part of a plan or scheme to evade the registration provisions of the U.S. Securities Act. Terms used herein have the meanings given to them by Regulation S under the U.S. Securities Act.

Dated ________ 20__.	X
Signature of individual (if Purchaser is an individual)

X
Authorized signatory (if Purchaser is not an individual)

Name of Purchaser (please print)

Name of authorized signatory (please print)

Official capacity of authorized signatory (please print)

  SUBSCRIPTION FOR COMMON SHARES

  (For Non-Canadian Subscribers)

  TO: Richmont Mines Inc. (the "Corporation")

  The undersigned (hereinafter referred to as the "Subscriber") hereby subscribes for and agrees to purchase from the Corporation the number of common shares of the capital of the Corporation (each a "Common Share") to be issued for the aggregate consideration set forth below, representing a subscription price of Cdn$4.35 per Common Share (the "Offering Price"), upon and subject to the terms and conditions set forth in "Terms and Conditions of Subscription Agreement for Common Shares of Richmont Mines Inc." attached hereto (together with the face pages and the attached Exhibit I, as applicable, the "Subscription Agreement").

Number of Common Shares: 640,000
	Brookdale Global Opportunity Fund		Price Per Common Share: $4.35
	(Name of Subscriber – please print)		Aggregate Consideration:	$2,784,000

By:	/s/ Eitan Milgram
Authorized Signature
Beneficial Subscriber Information (if not the same as Subscriber)
Executive Vice President of WAM GP LLC, as General Partner of Weiss Asset Management LP, as Investment Manager of Brookdale Global Opportunity Fund
(Official Capacity or Title – please print)

	Please print name of individual whose signature appears above if different than the name of the subscriber printed above.		(Name of Beneficial Subscriber for whom subscriber is contracting)

Eitan Milgram
(Beneficial Subscriber’s Residential Address)

(Subscriber’s Residental Address)
(Telephone Number)
REGISTERED ADDRESS

(Fax Number)
(MAILING ADDRESS)

(Email Address)
	(Telephone Number)	(E-mail Address)

	Register the Common Shares as set forth below:		Deliver the Common Shares as set forth below:

	(Name)		(Name)

	(Account reference, if applicable)		(Account reference, if applicable)

	(Address)		(Contact Name)

(Address)

  2

A.	Present Ownership of Securities

  The Subscriber either [check appropriate box]:

[ X ]	owns directly or indirectly, or exercises control or direction over, no common shares of the Corporation or securities convertible into common shares in the capital stock of the Corporation; or

[ ]

  owns directly or indirectly, or exercises control or direction over, ________, common shares of the Corporation and convertible securities entitling the Subscriber to acquire an additional ________common shares in the capital stock of the Corporation.

  ACCEPTANCE: The Corporation hereby accepts the subscription as set forth above on the terms and conditions contained in this Subscription Agreement Sept. 25, 2012

  Richmont Mines Inc.

Per:	/s/ Paul Carmel
Authorized Signatory

  Paul Carmel
  President&CEO

  TERMS AND CONDITIONS OF SUBSCRIPTION AGREEMENT
  FOR COMMON SHARES OF RICHMONT MINES INC.

1.	Definitions

  "$" means lawful money of Canada;

  "Agreement" or "Subscription Agreement" means this subscription agreement, as the same may be amended, supplemented or restated from time to time;

  "Business Day" means a day other than a Saturday, Sunday or any other day on which Canadian chartered banks are not open for the transaction of regular business in the City of Montréal, Québec;

  "Closing" means the closing on the Closing Date of the issue and sale of Common Shares as contemplated by this Subscription Agreement;

  "Closing Date" means on or about September 26, 2012, or such other date as agreed to by the Corporation;

  "Closing Time" means 8:00 a.m. (Montréal time) on the Closing Date or such other time as the Corporation may agree;

  "NI 45-106" means National Instrument 45-106 respecting Prospectus and Registration Exemptions or Regulation 45-106 respecting Prospectus and Registration Exemptions in Québec;

  "Person" means an individual (whether acting as an executor, trustee, administrator, legal representative or otherwise), a firm, a corporation, a syndicate, a partnership, a trust, an association, an unincorporated organization, a joint venture, an investment club, a government or an agency or political subdivision thereof and every other form of legal or business entity of whatsoever nature or kind;

  "Regulation D" means Regulation D promulgated by the SEC under the U.S. Securities Act;

  "Regulation S" means Regulation S promulgated by the SEC under the U.S. Securities Act;

  "SEC" means the United States Securities and Exchange Commission;

  "Securities Laws" means, as applicable, the securities laws, regulations, rules, rulings and orders in each Selling Jurisdiction, the applicable policy statements issued by the securities regulators in each Selling Jurisdiction and the rules and policies of the TSX, the NYSE MKT as well as the U.S. Securities Act and U.S. Securities Exchange Act of 1934, as amended, state securities laws and, in each case the rules and regulations adopted thereunder;

  "Securities Regulators" means the securities commissions or other securities regulatory authorities of all of the Selling Jurisdictions or the relevant Selling Jurisdiction as the context so requires;

  "Selling Jurisdiction" means, in the ease of any Subscriber, the provinces of Canada and the United States and such other jurisdictions in which any such Subscriber resides or is otherwise subject to the Securities Laws;

  "TSX" means the Toronto Stock Exchange;

  "United States" means the United States of America, its territories and possessions, any state of the United States and the District of Columbia; and

  "U.S. Securities Act" means the United States Securities Act of 1933, as amended.

2.	Terms of the Offering

(a)	The Common Shares are part of an offering (the "Offering") of up to 8,045,978 Common Shares for aggregate gross proceeds of up to $35,000,000.

(b)

  The Subscriber acknowledges (on its own behalf and, if applicable, on behalf of each person on whose behalf the Subscriber is contracting) that this subscription is subject to rejection or allotment by the Corporation in whole or in part.

3.	Representations, Warranties and Covenants of the Subscriber

  By executing this Subscription Agreement, the Subscriber (and, if applicable, the others for whom it is contracting hereunder) represents, warrants and covenants to the Corporation (and acknowledges that the Corporation and its counsel are relying thereon) that:

(a)

  it has been independently advised as to restrictions with respect to trading in the Common Shares imposed by applicable Securities Laws in the jurisdiction in which it resides, confirms that no representation has been made to it by or on behalf of the Corporation with respect thereto, acknowledges that it is aware of the characteristics of Common Shares, the risks relating to an investment therein, and that it may not be able to resell the Common Shares until the expiration of the applicable hold period except in accordance with limited exemptions under applicable securities legislation and regulatory policy and it agrees that any certificates representing the Common Shares will bear a legend indicating that the sale of such securities is restricted. The Subscriber further acknowledges that it should consult its own legal counsel in its jurisdiction for full particulars of applicable resale restrictions;

(b)

  it has not received, nor has it requested, nor does it have any need to receive, any prospectus, sales or advertising literature, offering memorandum or any other document describing the business and affairs of the Corporation which has been prepared for delivery to, and review by, prospective purchasers in order to assist them in making an investment decision in respect of the Common Shares, and it has not become aware of any advertisement in printed public media, radio, television or telecommunications, including electronic display such as the Internet with respect to the distribution of the Common Shares;

(c)

  it has relied solely upon publicly available information relating to the Corporation and not upon any verbal or written representation as to fact or otherwise made by or on behalf of the Corporation except as expressly set forth herein;

(d)

  Unless it is purchasing under subparagraph 3(e), then it is purchasing the Common Shares as principal or deemed to be purchasing as principal in accordance with applicable Securities Laws, it is resident of, or otherwise subject to the laws of, the jurisdiction disclosed under "Subscriber's Address" on the face page of this Agreement, and fully complies with one of the criteria set forth below:

(i)	if the Subscriber, or the disclosed principal on whose behalf it is acting, is a person resident in Canada, it is subscribing Common Shares for an aggregate acquisition cost of not less than Cdn$150,000 payable in cash at Closing and, if it is not an individual, it was not created and is not used solely to purchase or hold securities in reliance on the exemption from the prospectus requirement of Securities Laws contained in Section 2.10 of NI 45-106; or

(ii)	if the Subscriber, or the disclosed principal on whose behalf it is acting, is not a person resident in Canada, the subscription for the Common Shares by the Subscriber, or such disclosed principal, does not contravene any of the applicable securities legislation in the jurisdiction in which the Subscriber, or such disclosed principal, resides and it has concurrently executed and delivered a Representation Letter in the form attached as Exhibit I to this Subscription Agreement and the representations and warranties contained therein will be true and correct both as of the date of execution of this Subscription Agreement and as of the applicable Closing Date;

(e)

  if it is not purchasing as principal, and not deemed to be purchasing as a principal in accordance with applicable Securities Laws, it is duly authorized to enter into this Subscription Agreement and to execute all documentation in connection with the purchase on behalf of each beneficial purchaser, each of whom is named under "Name of Beneficial Subscriber" on the face page of this Agreement, and to provide and agree to all Subscriber's representations, warranties and covenants on behalf of such beneficial purchasers, it acknowledges that the Corporation may be required by law to disclose to certain regulatory authorities, the identity of each beneficial purchaser of Common Shares for whom it may be acting, and if it is acting as agent for one or more disclosed principals, each of such principals is purchasing as principal for its own account, and all of the representations, warranties and covenants, excluding this paragraph 3(e) are also given in respect of such principal, except that references to the Subscriber's address are deemed to be references to the disclosed address of the beneficial purchaser disclosed under "Beneficial Subscriber's Address" on the face page of this Agreement;

(f)	it acknowledges that:

(i)	no securities commission or similar regulatory authority has reviewed or passed on the merits of the Common Shares;

(ii)	there is no government or other insurance covering the Common Shares;

(iii)	there are restrictions on the Subscriber's ability to resell the Common Shares and it is the responsibility of the Subscriber to comply with them before selling the Common Shares;

(iv)	the Corporation has advised the Subscriber that the Corporation is relying on an exemption from the requirements to provide the Subscriber with a prospectus and to sell securities through a person or company registered to sell securities under the applicable Securities Laws and, as a consequence of acquiring securities pursuant to this exemption, certain protections, rights and remedies provided by applicable Securities Laws, including statutory rights of rescission or damages, will not be available to the Subscriber;

(v)	an investment in the Common Shares involves a high degree of risk and the Subscriber may lose its entire investment;

(vi)	the Corporation may complete additional financings in the future in order to develop the business of the Corporation and fund its ongoing development, and such future financings may have a dilutive effect on current shareholders or securityholders of the Corporation, including the Subscriber;

(vii)	the offer, issuance, sale and delivery of the Common Shares is conditional upon such sale being exempt from the prospectus filing or registration requirements and the requirement to deliver an offering memorandum in connection with the distribution of the Common Shares under the Securities Laws of the Selling Jurisdictions or upon the issuance of such orders, consents or approvals as may be required to permit such sale without the requirement of filing a prospectus;

(viii)	in purchasing the Common Shares, the Subscriber has not relied upon any verbal or written representation, including any investor presentation delivered to Subscribers, as to any fact or otherwise made by or on behalf of the Corporation or any of its employees, agents or affiliates thereof or any other person associated therewith; the Subscriber acknowledges that the decision to purchase the Common Shares was made solely on the basis of currently available public information and this Subscription Agreement;

(ix)	the Corporation has the right to accept or reject the Subscriber's subscription in whole or in part;

(x)	the Corporation's counsel is acting as counsel to the Corporation, and not as counsel to the Subscriber;

(g)

  it is aware that the Common Shares have not been and will not be registered under the U.S. Securities Act or the Securities Laws of any state of the United States and that these securities may not be offered or sold in the United States without registration under the U.S. Securities Act or compliance with requirements of an exemption from registration and the applicable laws of all applicable states and acknowledges that the Corporation has no present intention of filing a registration statement under the U.S. Securities Act in respect of the Common Share;

(h)

  except if the United States is indicated as being its jurisdiction of residence on the face page of this Subscription Agreement, the Common Shares have not been offered to the Subscriber in the United States, and the Subscriber represents and warrants that the purchase of the Common Shares will occur in an "offshore transaction" (as defined under Regulation S);

(i)

  except if the United States is indicated as being its jurisdiction of residence on the face page of this Subscription Agreement, it is not a U.S. person (as defined in Regulation S under the U.S. Securities Act, which definition includes, but is not limited to, an individual resident in the United States, an estate or trust of which any executor or administrator or trustee, respectively, is a U.S. person and any partnership or corporation organized or incorporated under the laws of the United States) and is not purchasing the Common Shares on behalf of, or for the account or benefit of, a person in the United States or a U.S. person or for resale in the United States;

(j)

  it undertakes and agrees that it will not offer or sell the Common Shares in the United States unless such securities are registered under the U.S. Securities Act and the Securities Laws of all applicable states of the United States or an exemption from such registration requirements is available;

(k)	if it is an individual, it is of the full age of majority and is legally competent to execute this Subscription Agreement and take all action pursuant hereto;

(l)	this Subscription Agreement has been duly and validly authorized, executed and delivered by and constitutes a legal, valid, binding and enforceable obligation of the Subscriber;

(m)

  if it is a company, partnership, unincorporated association or other entity, it has the legal capacity and competence to enter into and be bound by this Subscription Agreement and further certifies that all necessary approvals of directors, shareholders or otherwise have been given and obtained and it was not created solely and is not being used solely to purchase or hold securities in reliance on a prospectus exemption;

(n)	it has such knowledge in financial and business affairs as to be capable of evaluating the merits and risks of its investment and it is able to bear the economic risk of loss of its investment;

(o)	it does not act jointly or in concert with any other subscriber for Common Shares for the purpose of the acquisition of the Common Shares;

(p)

  if required by applicable Securities Laws, regulations, rules, policies or orders or by any securities commission, stock exchange or other regulatory authority, the Subscriber will execute, deliver, file and otherwise assist the Corporation in filing, such reports, undertakings and other documents with respect to the issue of the Common Shares (including a Representation Letter in the form attached hereto as Exhibit I, as applicable);

(q)

  the entering into of this Subscription Agreement and the transactions contemplated hereby will not result in a violation of any of the terms or provisions of any law applicable to the Subscriber or any agreement to which the Subscriber is a party or by which it is bound, or if the Subscriber is not an individual, any of the Subscriber's constating documents;

(r)

  the Subscriber acknowledges that it has been encouraged to and should obtain independent legal and investment advice with respect to its subscription for these Common Shares and accordingly, has been independently advised as to the meanings of all terms contained herein relevant to the Subscriber for purposes of giving representations, warranties and covenants under this Subscription Agreement;

(s)	it acknowledges and confirms that no representation has been made to it with respect to the future value or price of any of the Common Shares;

(t)	it acknowledges that all certificates representing the Common Shares will bear the following restrictive legends required by applicable Securities Laws and stock exchange rules:

  "UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE [four months and one day from the Closing Date]."

  "THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE LISTED ON THE TORONTO STOCK EXCHANGE; HOWEVER, THE SAID SECURITIES CANNOT BE TRADED THROUGH THE FACILITIES OF SUCH EXCHANGE SINCE THEY ARE NOT FREELY TRANSFERABLE, AND CONSEQUENTLY ANY CERTIFICATE REPRESENTING SUCH SECURITIES IS NOT "GOOD DELIVERY" IN SETTLEMENT OF TRANSACTIONS ON THE TORONTO STOCK EXCHANGE."

(u)

  the funds which will be advanced by the Subscriber to the Corporation hereunder will not  represent proceeds of crime for the purposes of the Proceeds of Crime (Money Laundering) Act (Canada) (the "PCMLA") and Terrorist Financing Act (Canada) and the Subscriber acknowledges that the Corporation may in the future be required by law to disclose the Subscriber's name and other information relating to this Subscription Agreement and the Subscriber's subscription hereunder, on a confidential basis, pursuant to the PCMLA. To the best of the knowledge of the Subscriber: (a) none of the subscription funds to be provided by the Subscriber: (i) have been or will be derived from or related to any activity that is deemed criminal under the laws of Canada, the United States, or any other jurisdiction; or (ii) are being tendered on behalf of a person or entity who has not been identified to the Subscriber; and (b) it shall promptly notify the Corporation if the Subscriber discovers that any of such representations ceases to be true, and will provide the Corporation with appropriate information in connection therewith;

(v)

  the Subscriber has no knowledge of a "material fact" or "material change" (as those terms are defined in the applicable Securities Laws) in the affairs of the Corporation that has not been generally disclosed to the public;

(w)

  the representations, warranties and covenants of the Subscriber herein are made with the intent that they be relied upon in determining the suitability of a purchaser of Common Shares and will be true and correct at the Closing Time on the Closing Date and will survive the completion of the issuance of the Common Shares. The Subscriber undertakes to immediately notify the Corporation at 1501 McGill College, Montréal, Québec, H3A 3M8; Attention: Paul Carmel, of any change in any statement or other information relating to the Subscriber set forth herein which takes place prior to the Closing Time on the Closing Date; and

(x)

  the Subscriber agrees to indemnify and hold harmless the Corporation, and its directors, officers, employees, agents, advisers and shareholders from and against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all fees, costs and expenses whatsoever reasonably incurred in investigating, preparing or defending against any claim, lawsuit, administrative proceeding or investigation whether commenced or threatened) arising out of or based upon any false representation or warranty of the Subscriber contained herein or in any document furnished by the

  Subscriber to the Corporation in connection herewith being untrue in any material respect or any breach or failure by the Subscriber to comply with any covenant or agreement made by the Subscriber herein or in any document furnished by the Subscriber to the Corporation in connection herewith.

4.	Representations, Warranties and Covenants of the Corporation

  The Corporation hereby represents, warrants and covenants and agrees to and with the Subscriber (and acknowledges that the Subscriber is relying thereon) that:

(a)

  the Corporation is incorporated and organized and existing under the laws of Québec, is qualified to carry on its business and is in good standing in each jurisdiction in which the conduct of its business or the ownership, leasing or operation of its property and assets requires such qualification, and has all requisite corporate power and authority to carry on its business, to own, lease and operate its property and assets and to execute, deliver and perform its obligations under this Agreement, including the issuance of the Common Shares;

(b)

  the Corporation has conducted and is conducting its business in compliance with all applicable laws, rules and regulations of each jurisdiction in which its business is carried on and holds all necessary licenses, permits, approvals, consents, certificates, registrations and authorizations (whether governmental, regulatory or otherwise) (the "Licenses") to enable its business to be carried on as now conducted and its property and assets to be owned, leased and operated, and the Licenses are validly existing and in good standing and none of the Licenses contains any burdensome term, provision, condition or limitation which has or may have a materially adverse effect on the operation of the business of the Corporation as now carried on or as proposed to be carried on;

(c)	the authorized capital of the Corporation consists of an unlimited number of common shares, with no par value;

(d)

  the Corporation is a qualified issuing corporation under the Québec Stock Savings Plan II (QSSP II) in accordance with the Taxation Act (Québec) and the Common Shares qualify as qualifying shares upon issuance for inclusion in a QSSP II in accordance with applicable legislation for qualified investment funds;

(e)	the Corporation will use the net proceeds of the Offering for general working capital purposes;

(f)

  the entering into of this Subscription Agreement and the transactions contemplated hereby will not result in a violation of any of the terms or provisions of any law applicable to the Corporation or any agreement to which the Corporation is a party or by which it is bound, or any of the Corporation's constating documents

(g)	this Subscription Agreement has been duly and validly authorized, executed and delivered by and constitutes a legal, valid, binding and enforceable obligation of the Corporation;

(h)	the Commons Shares are or will be validly issued, fully paid, free from all liens, charges, claims, encumbrances and not subject to any call;

(i)

  each consent, authorization, order or approval of, or filing or registration with, any governmental authority or other regulatory body or other third party required on or prior to the Closing Date for or in connection with the execution by the Corporation of this Subscription Agreement and the performance of the obligations to be assumed by this Subscription Agreement by the Corporation has been duly obtained and made and constitutes legal, valid, binding and enforceable obligations of the Corporation in accordance with its terms;

(j)

  all information relating to the Corporation which might be relevant or material in connection with the transactions contemplated by this Subscription Agreement has been generally disclosed to the public through public announcements or disclosures by the Corporation to the TSX and/or NYSE MKT; and

(k)

  there are no legal proceedings started or threatened against the Corporation (to the best of the knowledge of the Corporation after making due and careful enquiries) for its winding- up or dissolution, or for it or any of them to enter into any arrangement for composition for the benefit of creditors, or for the appointment of a receiver, judicial manager, trustee or similar officer of any of them or any of their respective properties, revenues or assets.

5.	Closing

(a)

  The Subscriber agrees to deliver to the Corporation at closing: (a) this duly completed and executed Subscription Agreement (including, if the Subscriber, or the disclosed principal on whose behalf it is acting, is not a person resident in Canada, a Representation Letter in the form attached as Exhibit I); and (b) payment, in such manner as is acceptable to the Corporation and as directed by the Corporation, for the aggregate subscription price of the Common Shares subscribed for under this Subscription Agreement.

(b)	The Closing will be held at the offices of the Corporation's counsel at the Closing Time on the Closing Date.

(c)

  The Subscriber acknowledges that the certificates representing the Common Shares will be available for delivery upon Closing against payment of the aggregate subscription price for the Common Shares provided that the Subscriber has satisfied all applicable requirements of Section (a) hereof and the Corporation has accepted this Subscription Agreement.

(d)

  The Corporation will be entitled to rely on delivery of a facsimile or scanned copy of executed Subscription Agreements, and acceptance by the Corporation of such agreements shall be legally effective to create a valid and binding agreement between the Subscriber and the Corporation in accordance with the terms hereof. In addition, this Subscription Agreement may be executed in counterparts, each of which shall be deemed an original and all of which shall constitute one and the same document.

6.	Privacy Legislation

  The Subscriber acknowledges and consents to the fact that the Corporation is collecting the Subscriber's (and any beneficial purchaser for which the Subscriber is contracting hereunder) personal information (as that term is defined under applicable privacy legislation, including, without limitation, the Personal Information Protection and Electronic Documents Act (Canada)

  and any other applicable similar replacement or supplemental provincial or federal, or United States or any state, legislation or laws in effect from time to time) for the purpose of completing the Subscriber's subscription. The Subscriber acknowledges and consents to the Corporation retaining the personal information for so long as permitted or required by applicable law or business practices. The Subscriber further acknowledges and consents to the fact that the Corporation may be required by applicable Securities Laws, stock exchange rules and/or the Investment Industry Regulatory Organization of Canada rules to provide regulatory authorities any personal information provided by the Subscriber respecting itself (and any beneficial purchaser for which the Subscriber is contracting hereunder). The Subscriber represents and warrants that it has the authority to provide the consents and acknowledgements set out in this paragraph on behalf of all beneficial purchasers for which the Subscriber is contracting.

7.	Subscriber Acknowledgement

  In addition, the Subscriber agrees and acknowledges that:

(a)

  the Corporation will deliver certain personal information, including information regarding the name, address, telephone number and amount subscribed for, to the securities regulatory authorities, including the Ontario Securities Commission, the TSX, the NYSE MKT and the Autorité des marchés financiers, as applicable;

(b)	the information is being collected indirectly by the securities regulatory authorities under authority granted to them in securities legislation;

(c)	the information is being collected for the purposes of the administration and enforcement of such securities legislation; and

(d)

  the Subscriber can contact the Administrative Support Clerk at the Ontario Securities Commission at Suite 1903, Box 55, 20 Queen Street West, Toronto, Ontario, (416) 593-3684 for information regarding the collection and use of this personal information by the Ontario Securities Commission.

8.	Conditional upon NYSE MKT and TSX Approvals

  Without limitation, this subscription and the transactions contemplated hereby are conditional upon and subject to the Corporation receiving the required TSX and NYSE MKT approvals of this subscription and the transactions contemplated hereby.

9 .	Assignment

  The terms and provisions of this Subscription Agreement shall be binding upon and enure to the benefit of the Subscriber and the Corporation and their respective heirs, executors, administrators, successors and assigns; provided however, that this Subscription Agreement may not be assigned by either party without the consent of the other party.

10 .	General

(a)	The contract arising out of this Subscription Agreement shall be governed by and construed in accordance with the laws of the Province of Québec and the laws of Canada applicable therein. The Subscriber and the Corporation each irrevocably attorn to the jurisdiction of the courts of the Province of Québec.

(b)	Time shall be of the essence hereof.

(c)

  This Subscription Agreement represents the entire agreement of the parties hereto relating to the subject matter hereof and there are no representations, covenants or other agreements relating to the subject matter hereof except as stated or referred to herein.

(d)

  The Subscriber acknowledges and agrees that all costs incurred by the Subscriber (including any fees and disbursements of any special counsel retained by the Subscriber) relating to the sale of the Common Shares to the Subscriber shall be borne by the Subscriber.

(e)

  The Subscriber acknowledges and agrees that the acceptance of the Subscription Agreement will be conditional among other things upon the sale of the Common Shares to the Subscriber being exempt from any prospectus requirements of all applicable Securities Laws.

(f)

  The Subscriber acknowledges that it has consented to and requested that all documents evidencing or relating in any way to the sale of the Common Shares be drawn up in the English language only. Le souscripteur reconnaît par les présentes avoir consenti et exigé que tous les documents faisant foi ou se rapportant de quelque manière à la vente des actions ordinaires soient rédigés en anglais seulement.

(g)	The covenants, representations and warranties contained herein shall survive the Closing.

  EXHIBIT I

  REPRESENTATION LETTER
  FOR NON-CANADIAN SUBSCRIBERS

  To: Richmont Mines Inc.

  The Subscriber, on its own behalf and (if applicable) on behalf of others for whom it is contracting hereunder, further represents, warrants and covenants to and with the Corporation and its counsel (and acknowledges that the Corporation and its counsel are relying thereon) that it is, and (if applicable) any disclosed beneficial purchaser for whom it is contracting hereunder is, a resident of, or otherwise subject to, the securities legislation of a jurisdiction other than Canada, and:

(a)	the Subscriber is, and (if applicable) any other purchaser for whom it is contracting hereunder, is:

(i)

  a purchaser that is recognized by the securities regulators in the jurisdiction in which it is, and (if applicable) any other purchaser for whom it is contracting hereunder is resident or otherwise subject to the securities laws of such jurisdiction as an exempt purchaser and (subject to (b)(i) below) is purchasing the Common Shares as principal for its, or (if applicable) each such other purchaser's, own account, and not for the benefit of any other person, for investment only and not with a view to resale or distribution and no other person, corporation, firm or other organization has a beneficial interest in the said securities being purchased, or purchasing the securities as agent or trustee for the principal disclosed on the face page of this Agreement and each disclosed principal for whom the Subscriber is acting is purchasing as principal for its own account, and not for the benefit of any other person, and is purchasing for investment only and not a view to resale or distribution; or

(ii)

  a purchaser which is purchasing Common Shares pursuant to an exemption from any prospectus or securities registration requirements (particulars of which are enclosed herewith) available to the Corporation, the Subscriber and any such other purchaser under applicable securities laws of their jurisdiction of residence or to which the Subscriber and any such other purchaser are otherwise subject to, and the Subscriber and any such other purchaser shall deliver to the Corporation such further particulars of the exemption and their qualification thereunder as the Corporation may reasonably request;

(b)	if the Subscriber is resident in or otherwise subject to applicable securities laws of the United States:

(i)	it understands and agrees that the Common Shares have not been and will not be registered under the U.S. Securities Act, or applicable state securities laws, and the Common Shares are being offered and sold by the Corporation, to the Subscriber in reliance upon Rule 506 of Regulation D or Section 4(2) under the U.S. Securities Act;

(ii)	the undersigned represents, warrants and covenants (which representations, warranties and covenants shall survive the Closing) to the Corporation (and acknowledges that the Corporation is relying thereon) that:

  (a) it has such knowledge and experience in financial and business matters as to be capable of evaluating the merits, and risks of the investment and it is able to bear the economic risk of loss of the investment;

  (b) it is purchasing the Common Shares for its own account or for the account of one or more persons for investment purposes only and not with a view to resale or distribution and, in particular, it has no intention to distribute either directly or indirectly any of the Common Shares in the United States; provided, however, that the Subscriber may sell or otherwise dispose of any Common Shares pursuant to registration thereof pursuant to the U.S. Securities Act and any applicable state securities laws or under an exemption from such registration requirements;

  (c) it, and if applicable, each person for whose account it is purchasing the Common Shares satisfies one or more of the categories of "accredited investor" indicated below (the Subscriber must initial the appropriate line(s)):

________	Category 1.	A bank, as defined in Section 3(a)(2) of the U.S. Securities Act, whether acting in its individual or fiduciary capacity; or

________	Category 2.	A savings and loan association or other institution as defined in Section 3(a)(5)(A) of the U.S. Securities Act, whether acting in its individual or fiduciary capacity; or

________	Category 3.	A broker or dealer registered pursuant to Section 15 of the United States Securities Exchange Act of 1934; or

________	Category 4.	An insurance company as defined in Section 2(13) of the U.S Securities Act; or

________	Category 5.	An investment company registered under the United States Investment Company Act of 1940; or

________	Category 6.	A business development company as defined in Section 2(a)(48) of the United States Investment Company Act of 1940; or

________	Category 7.	A small business investment company licensed by the U. S. Small Business Administration under Section 301 (c) or (d) of the United States Small Business Investment Act of 1958; or

________	Category 8.	A plan established and maintained by a state, its political subdivisions or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, with total assets in excess of U.S. $5,000,000; or

________	Category 9.	An employee benefit plan within the meaning of the United States Employee Retirement Income Security Act of 1974 in which the investment decision is made by a plan fiduciary, as defined in Section 3(21) of such Act, which is either a bank, savings and loan association, insurance company or registered investment adviser, or an employee benefit plan with total assets in excess of U. S. $5,000,000 or, if a self- directed plan, with investment decisions made solely by persons who are accredited investors; or

________	Category 10.	A private business development company as defined in Section 202(a)(22) of the United States Investment Advisers Act of 1940; or

[EM]	Category 11.	An organization described in Section 501(c)(3) of the United States Internal Revenue Code, a corporation, a Massachusetts or similar business trust, or a partnership, not formed for the specific purpose of acquiring the securities offered, with total assets in excess of U.S. $5,000,000; or

________	Category 12.	Any director or executive officer of the Corporation; or

________	Category 13.	A natural person whose individual net worth, or joint net worth with that person's spouse (exclusive of the value of such person's primary residence), at the date hereof exceeds U.S.$ 1,000,000; or

________	Category 14.	A natural person who had an individual income in excess of U.S.$200,000 in each of the two most recent years or joint income with that person's spouse in excess of U.S.$300,000 in each of those years and has a reasonable expectation of reaching the same income level in the current year; or

________	Category 15.	A trust, with total assets in excess of U.S.$5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person as described in Rule 506(b)(2)(ii) under the U.S. Securities Act; or

________	Category 16.	Any entity in which all of the equity owners meet the requirements of at least one of the above categories;

  (d) it has not purchased the Common Shares as a result of any form of general solicitation or general advertising, including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over radio, or television, or any seminar or meeting whose attendees have been invited by general solicitation or general advertising;

  (e) it understands that if it decides to offer, sell or otherwise transfer the Common Shares, it will not offer, sell or otherwise transfer any of such securities directly or indirectly, unless:

  (i) the transfer is to the Corporation;

  (ii) the transfer is made outside the United States in a transaction meeting the requirements of Rule 904 of Regulation S under the U.S. Securities Act and in compliance with applicable local laws and regulations;

  (iii) the transfer is made in compliance with the exemption from the registration requirements under the U.S. Securities Act provided by Rule 144 thereunder, if available, and in accordance with applicable state securities laws; or

  (iv) the securities are transferred in a transaction that does not require registration under the U.S. Securities Act or any applicable state laws and regulations governing the offer and sale of securities; and

  (v) in the case of transfers pursuant to (iii) or (iv) above, it has prior to such sale furnished to the Corporation an opinion of counsel or other evidence of exemption, in either case reasonably satisfactory to the Corporation;

(iii)	it understands that upon the issuance thereof, and until such time as the same is no longer required under the applicable requirements of the U.S. Securities Act or applicable U.S. state securities laws and regulations, the certificates representing the Common Shares will bear a legend in substantially the following form:

  "THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT"). THESE SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY (A) TO THE CORPORATION, (B) OUTSIDE THE UNITED STATES IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT, (C) IN COMPLIANCE WITH THE EXEMPTION FROM THE REGISTRATION REQUIREMENTS UNDER THE U.S. SECURITIES ACT PROVIDED BY RULE 144 THEREUNDER, IF AVAILABLE, AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS, OR (D) IN A TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT OR ANY APPLICABLE STATE LAWS, AND IN EACH CASE OF (C) OR (D) THE HOLDER HAS, PRIOR TO SUCH SALE, FURNISHED TO THE CORPORATION AN OPINION OF COUNSEL OR OTHER EVIDENCE OF EXEMPTION, IN EITHER CASE REASONABLY SATISFACTORY TO THE CORPORATION. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE "GOOD DELIVERY" IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA. IF THE SECURITIES ARE BEING SOLD AT ANY TIME THE CORPORATION IS A "FOREIGN ISSUER" AS DEFINED IN RULE 902 UNDER THE U.S. SECURITIES ACT, A NEW CERTIFICATE, BEARING NO LEGEND, THE DELIVERY OF WHICH WILL CONSTITUTE "GOOD DELIVERY" MAY BE OBTAINED FROM THE CORPORATION'S TRANSFER AGENT UPON DELIVERY OF THIS CERTIFICATE AND A DULY EXECUTED DECLARATION IN THE FORM SET FORTH IN APPENDIX I OF EXHIBIT I OF THE SUBSCRIPTION AGREEMENT DATED [SEPTEMBER XX, 2012] TO THE CORPORATION AND THE CORPORATION'S TRANSFER AGENT TO THE EFFECT THAT THE SALE OF THE SECURITIES IS BEING MADE IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT."

  provided, that if the Common Shares are being sold under clause (B) above, at a time when the Corporation is a "foreign issuer" as defined in Rule 902 under the U.S. Securities Act, the legend set forth above may be removed by providing a declaration in the form attached as Appendix I to this Exhibit I to the effect that the sale of the securities is being made in compliance with Rule 904 of Regulation S under the U.S. Securities Act;

(iv)	if any of the Common Shares are being sold pursuant to Rule 144 of the U.S. Securities Act, the legend may be removed by delivery to the Corporation's transfer agent of an opinion reasonably satisfactory to the Corporation to the effect that the legend is no longer required under applicable requirements of the U.S. Securities Act or state securities laws;

(v)	it understands and acknowledges that the Corporation is not obligated to remain a "foreign issuer" within the meaning of Regulation S under the U. S. Securities Act;

(vi)	it has had the opportunity to ask questions of and receive answers from the Corporation regarding the investment, and has received all the information regarding the Corporation that it has requested;

(vii)	it understands that the Corporation may instruct its registrar and transfer agent not to record any transfer of any securities of the Corporation without first being notified by the Corporation that it is satisfied that such transfer is exempt from or not subject to the registration requirements of the U.S. Securities Act and applicable state securities laws;

(viii)

  it consents to the Corporation making a notation on its records or giving instructions to the registrar and transfer agent of the Corporation in order to implement the restrictions on transfer set forth and described herein;

(ix)

  it understands and acknowledges that the Corporation has no obligation or present intention of filing with the United States Securities and Exchange Commission or with any state securities administrator any registration statement in respect of resales of the Common Shares in the United States;

(x)

  it understands and agrees that there may be material tax consequences to the Subscriber of an acquisition, disposition or exercise of any of the Common Shares. The Corporation gives no opinion and makes no representation with respect to the tax consequences to the Subscriber under United States, state, local or foreign tax law of the undersigned's acquisition or disposition of such securities. In particular, no determination has been made whether the Corporation will be a "passive foreign investment company" ("PFIC") within the meaning of Section 1291 of the United States Internal Revenue Code;

(xi)

  the office or other address of the Subscriber at which the Subscriber received and accepted the offer to purchase the Common Shares is the address listed on the face page of the Subscription Agreement;

(xii)

  it acknowledges that the representations, warranties and covenants contained in this Agreement are made by it with the intent that they may be relied upon by the Corporation in determining its eligibility or the eligibility of others on whose behalf it is contracting thereunder to purchase Common Shares. It agrees that by accepting Common Shares it shall be representing and warranting that the representations and warranties above are true as at the Closing with the same force and effect as if they had been made by it at the Closing and that they shall survive the purchase by it of Common Shares and shall continue in full force and effect notwithstanding any subsequent disposition by it of such securities; and

(xiii)	The Subscriber undertakes to notify the Corporation immediately of any change in any representation, warranty or other information relating to the Subscriber set forth herein which takes place prior to the Closing.

  Dated at Boston, MA this 25th day of September,2012.

Brookdale Global Opportunity Fund
Name of Subscriber

By: /s/ Eitan Milgram
Signature

  Eitan Milgram

Title:	Executive Vice President of WAM GP LLC,
as General Partner of Weiss Asset Management L.P.
as Investment Manager of Brookdale Global Opportunity Fund

  APPENDIX I

  FORM OF DECLARATION FOR REMOVAL OF U.S. LEGEND

To	Richmont Mines Inc. (the "Corporation")
and its Transfer Agent Computershare Investor Services Inc.

  The undersigned (A) acknowledges that the sale of the securities of the Corporation to which this declaration relates is being made in reliance on Rule 904 of Regulation S under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), and (B) certifies that (1) the undersigned is not (a) an "affiliate" of the Corporation (as that term is defined in Rule 405 under the U.S. Securities Act), (b) a "distributor" or (c) an affiliate of a distributor; (2) the offer of such securities was not made to a person in the United States and either (a) at the time the buy order was originated, the buyer was outside the United States, or the seller and any person acting on its behalf reasonably believed that the buyer was outside the United States, or (b) the transaction was executed on or through the facilities of a "designated offshore securities market", and neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States; (3) neither the seller nor any affiliate of the seller nor any person acting on their behalf has engaged or will engage in any directed selling efforts in the United States in connection with the offer and sale of such securities; (4) the sale is bona fide and not for the purpose of "washing off” the resale restrictions imposed because the securities are "restricted securities" (as that term is defined in Rule 144(a)(3) under the U.S. Securities Act); (5) the seller does not intend to replace such securities with fungible unrestricted securities; and (6) the contemplated sale is not a transaction, or part of a series of transactions, which, although in technical compliance with Regulation S under the U.S. Securities Act, is part of a plan or scheme to evade the registration provisions of the U.S. Securities Act. Terms used herein have the meanings given to them by Regulation S under the U.S. Securities Act.

Dated ________ 20__.	X
Signature of individual (if Purchaser is an individual)

X
Authorized signatory (if Purchaser is not an individual)

Name of Purchaser (please print)

Name of authorized signatory (please print)

Official capacity of authorized signatory (please print)

  SUBSCRIPTION FOR COMMON SHARES

  (For Canadian Subscribers)

  TO: Richmont Mines Inc. (the "Corporation")

  The undersigned (hereinafter referred to as the "Subscriber") hereby subscribes for and agrees to purchase from the Corporation the number of common shares of the capital of the Corporation (each a "Common Share") to be issued for the aggregate consideration set forth below, representing a subscription price of Cdn$4.35 per Common Share (the "Offering Price"), upon and subject to the terms and conditions set forth in "Terms and Conditions of Subscription Agreement for Common Shares of Richmont Mines Inc." attached hereto (together with the face pages, the "Subscription Agreement").

Number of Common Shares: 23,000
Paul Carmel			Price Per Common Share: $4.35
(Name of Subscriber – please print)			Aggregate Consideration:	$100,050.00

By:	/s/ Paul Carmel
Authorized Signature
Beneficial Subscriber Information (if not the same as Subscriber)
President and CEO
(Official Capacity or Title – please print)

Please print name of individual whose signature appears above if different than the name of the subscriber printed above.			(Name of Beneficial Subscriber for whom subscriber is contracting)

(Beneficial Subscriber’s Residential Address)

(Subscriber’s Residental Address)
(Telephone Number)

(Fax Number)
	(Telephone Number)	(E-mail Address)

(Email Address)

Register the Common Shares as set forth below:			Deliver the Common Shares as set forth below:

Paul Carmel			Paul Carmel
(Name)			(Name)

(Account reference, if applicable)			(Account reference, if applicable)

(Address)			(Contact Name)

(Address)

  2

A.	Present Ownership of Securities

  The Subscriber either [check appropriate box]:

[ ]	owns directly or indirectly, or exercises control or direction over, no common shares of the Corporation or securities convertible into common shares in the capital stock of the Corporation; or

[ X ]
  owns directly or indirectly, or exercises control or direction over, 30,000 common shares of the Corporation and convertible securities entitling the Subscriber to acquire an additional 0 common shares in the capital stock of the Corporation.

  ACCEPTANCE: The Corporation hereby accepts the subscription as set forth above on the terms and conditions contained in this Subscription Agreement Sept. 25, 2012

  Richmont Mines Inc.

Per:	/s/ H. Greg Chamandy
Authorized Signatory
H. Greg Chamandy, Chairman

  SUBSCRIPTION FOR COMMON SHARES

  (For Canadian Subscribers)

  TO: Richmont Mines Inc. (the "Corporation")

  The undersigned (hereinafter referred to as the "Subscriber") hereby subscribes for and agrees to purchase from the Corporation the number of common shares of the capital of the Corporation (each a "Common Share") to be issued for the aggregate consideration set forth below, representing a subscription price of Cdn$4.35 per Common Share (the "Offering Price"), upon and subject to the terms and conditions set forth in "Terms and Conditions of Subscription Agreement for Common Shares of Richmont Mines Inc." attached hereto (together with the face pages, the "Subscription Agreement").

Number of Common Shares: 10,000
Christian Pichette			Price Per Common Share: $4.35
(Name of Subscriber – please print)			Aggregate Consideration:	$43,500

By:	/s/ Christian Pichette
Authorized Signature
Beneficial Subscriber Information (if not the same as Subscriber)
Executive vice president & COO
(Official Capacity or Title – please print)

Please print name of individual whose signature appears above if different than the name of the subscriber printed above.			(Name of Beneficial Subscriber for whom subscriber is contracting)

(Beneficial Subscriber’s Residential Address)

(Subscriber’s Residental Address)
(Telephone Number)

(Fax Number)
	(Telephone Number)	(E-mail Address)

(Email Address)

Register the Common Shares as set forth below:			Deliver the Common Shares as set forth below:

(Name)			(Name)

(Account reference, if applicable)			(Account reference, if applicable)

(Address)			(Contact Name)

(Address)

  2

A.	Present Ownership of Securities

  The Subscriber either [check appropriate box]:

[ ]	owns directly or indirectly, or exercises control or direction over, no common shares of the Corporation or securities convertible into common shares in the capital stock of the Corporation; or

[ X ]
  owns directly or indirectly, or exercises control or direction over, 40,000 common shares of the Corporation and convertible securities entitling the Subscriber to acquire an additional 10,000 common shares in the capital stock of the Corporation.

  ACCEPTANCE: The Corporation hereby accepts the subscription as set forth above on the terms and conditions contained in this Subscription Agreement Sept. 25, 2012

  Richmont Mines Inc.

Per:	/s/ Paul Carmel
Authorized Signatory
Paul Carmel President & CEO

  SUBSCRIPTION FOR COMMON SHARES

  (For Canadian Subscribers)

  TO: Richmont Mines Inc. (the "Corporation")

  The undersigned (hereinafter referred to as the "Subscriber") hereby subscribes for and agrees to purchase from the Corporation the number of common shares of the capital of the Corporation (each a "Common Share") to be issued for the aggregate consideration set forth below, representing a subscription price of Cdn$4.35 per Common Share (the "Offering Price"), upon and subject to the terms and conditions set forth in "Terms and Conditions of Subscription Agreement for Common Shares of Richmont Mines Inc." attached hereto (together with the face pages, the "Subscription Agreement").

Number of Common Shares: 60,000
Eberhard Scherkus			Price Per Common Share: $4.35
(Name of Subscriber – please print)			Aggregate Consideration:	$261,000

By:	/s/ Eberhard Scherkus
Authorized Signature
Beneficial Subscriber Information (if not the same as Subscriber)

(Official Capacity or Title – please print)

Please print name of individual whose signature appears above if different than the name of the subscriber printed above.			(Name of Beneficial Subscriber for whom subscriber is contracting)

(Beneficial Subscriber’s Residential Address)

(Subscriber’s Residental Address)
(Telephone Number)

(Fax Number)
	(Telephone Number)	(E-mail Address)

(Email Address)

Register the Common Shares as set forth below:			Deliver the Common Shares as set forth below:

Eberhard Scherkus
(Name)			(Name)

(Account reference, if applicable)			(Account reference, if applicable)

(Address)			(Contact Name)

(Address)

  2

A.	Present Ownership of Securities

  The Subscriber either [check appropriate box]:

[ X ]	owns directly or indirectly, or exercises control or direction over, no common shares of the Corporation or securities convertible into common shares in the capital stock of the Corporation; or

[ ]
  owns directly or indirectly, or exercises control or direction over, ________ common shares of the Corporation and convertible securities entitling the Subscriber to acquire an additional ________ common shares in the capital stock of the Corporation.

  ACCEPTANCE: The Corporation hereby accepts the subscription as set forth above on the terms and conditions contained in this Subscription Agreement Sept. 25, 2012

  Richmont Mines Inc.

Per:	/s/ Paul Carmel
Authorized Signatory
Paul Carmel President & CEO

SOUSCRIPTION D'ACTIONS ORDINAIRES

(Pour les souscripteurs canadiens)

À : Mines Richmont inc. (la « Société »)

Le soussigné (ci-après appelé le « **souscripteur** »), par les présentes, souscrit et convient d'acquérir auprès de la Société le nombre d'actions ordinaires du capital-actions de la Société (chacune une « **action ordinaire** ») devant être émises pour la contrepartie totale indiquée ci-dessous, ce qui représente un prix de souscription de 4,35 $ par action ordinaire (le « **prix d'offre** »), sous réserve des modalités et conditions énoncées dans le document intitulé « Modalités et conditions de la convention de souscription pour les actions ordinaires de Mines Richmont inc. » joint aux présentes (ensemble avec les pages couvertures, la « **convention de souscription** »).

FONDS COTE 100 REA II
(Nom du souscripteur – en caractères d'imprimerie)

Par : /s/ Philippe Le Blanc
Signature autorisée

PRÉSIDENT, GESTIONNAIRE
(Fonction ou titre officiel – en caractères d'imprimerie)

Veuillez écrire, en caractères d'imprimerie, le nom de la personne dont la signature apparaît ci-dessus, s'il diffère du nom du souscripteur indiqué ci-dessus.

PHILIPPE LE BLANC

(Adresse résidentielle du souscripteur)

(Numéro de téléphone) (Adresse courriel)

Nombre d'actions ordinaires : 230 000 ACTIONS	
Prix par action ordinaire : 4,35 $	
Contrepartie totale : 1 000 500	**$**

Renseignements concernant le souscripteur véritable (s'il n'est pas le même que le souscripteur)

(Nom du souscripteur véritable pour le compte duquel le souscripteur contracte)

(Adresse résidentielle du souscripteur véritable)

(Numéro de téléphone)

(Numéro de télécopieur)

(Adresse courriel)

Veuillez immatriculer les actions ordinaires de la façon suivante:

(Nom)

(Numéro de compte, le cas échéant)

(Adresse)

Livrer les actions ordinaires de la façon suivante:

☐ Identique à l'adresse d'immatriculation (sinon compléter ce qui suit)

(Nom)

(Numéro de compte, le cas échéant)

(Personne ressource)

(Adresse)

  SUBSCRIPTION FOR COMMON SHARES

  (For Canadian Subscribers)

  TO: Richmont Mines Inc. (the "Corporation")

  The undersigned (hereinafter referred to as the "Subscriber") hereby subscribes for and agrees to purchase from the Corporation the number of common shares of the capital of the Corporation (each a "Common Share") to be issued for the aggregate consideration set forth below, representing a subscription price of Cdn$4.35 per Common Share (the "Offering Price"), upon and subject to the terms and conditions set forth in "Terms and Conditions of Subscription Agreement for Common Shares of Richmont Mines Inc." attached hereto (together with the face pages, the "Subscription Agreement").

Number of Common Shares: 919,540
	FDS INV REA II Natcan Transitoire acting through its manager Fiera Capital Corporation		Price Per Common Share: $4.35
	(Name of Subscriber – please print)		Aggregate Consideration:	$3,999,999.00

By:	/s/ Robert Trepamier /s/ Pierre Blanchette
Authorized Signature
	1. Senior Vice-President, Operations and I.T.		Beneficial Subscriber Information (if not the same as Subscriber)
2. Senior Vice-President, Finance
(Official Capacity or Title – please print)
- Not Applicable -
	Please print name of individual whose signature appears above if different than the name of the subscriber printed above.		(Name of Beneficial Subscriber for whom subscriber is contracting)
1. Robert Trepamier
2. Pierre Blanchette
(Beneficial Subscriber’s Residential Address)

(Subscriber’s Residental Address)
(Telephone Number)

(Fax Number)
	(Telephone Number)	(E-mail Address)

(Email Address)

	Register the Common Shares as set forth below:		Deliver the Common Shares as set forth below:

	(Name)		(Name)

	- See Appendix A Attached -		- See Appendix A Attached -
	(Account reference, if applicable)		(Account reference, if applicable)

	(Address)		(Contact Name)

(Address)

  2

A.	Present Ownership of Securities

  The Subscriber either [check appropriate box]:

[ ]	owns directly or indirectly, or exercises control or direction over, no common shares of the Corporation or securities convertible into common shares in the capital stock of the Corporation; or

[ X ]
  owns directly or indirectly, or exercises control or direction over, 495,340common shares of the Corporation and convertible securities entitling the Subscriber to acquire an additional 0 common shares in the capital stock of the Corporation.

  ACCEPTANCE: The Corporation hereby accepts the subscription as set forth above on the terms and conditions contained in this Subscription Agreement Sept. 25, 2012

  Richmont Mines Inc.

Per:	/s/ Paul Carmel
Authorized Signatory
Paul Carmel President & CEO

SOUSCRIPTION D'ACTIONS ORDINAIRES

(Pour les souscripteurs canadiens)

À : Mines Richmont inc. (la « Société »)

Le soussigné (ci-après appelé le « **souscripteur** »), par les présentes, souscrit et convient d'acquérir auprès de la Société le nombre d'actions ordinaires du capital-actions de la Société (chacune une « **action ordinaire** ») devant être émises pour la contrepartie totale indiquée ci-dessous, ce qui représente un prix de souscription de 4,35 $ par action ordinaire (le « **prix d'offre** »), sous réserve des modalités et conditions énoncées dans le document intitulé « Modalités et conditions de la convention de souscription pour les actions ordinaires de Mines Richmont inc. » joint aux présentes (ensemble avec les pages couvertures, la « **convention de souscription** »).

Caisse de dépôt et placement du Québec
(Nom du souscripteur – en caractères d'imprimerie)

Par : Normand Provost
Signataire autorisé

Premier vice-président
(Fonction ou titre officiel - en caractères d'imprimerie)

Par : Dany Pelletier
Signataire autorisé

Directeur
(Fonction ou titre officiel - en caractères d'imprimerie)

Inscrire, en caractères d'imprimerie, le nom du signataire s'il est différent du nom du souscripteur ci-dessus.

(Adresse du souscripteur)

(Numéro de téléphone) (Adresse électronique)

Nombre d'actions ordinaires : 2 730 000	
Prix par action ordinaire : 4,35 $	
Contrepartie totale : 11 875 500 $	

<u>Renseignements concernant le souscripteur véritable</u> (s'il n'est pas le même que le souscripteur)

(Nom du souscripteur véritable pour le compte duquel le souscripteur contracte)

(Adresse résidentielle du souscripteur véritable)

(Numéro de téléphone)

(Numéro de télécopieur)

(Adresse courriel)

<u>Veuillez immatriculer les actions ordinaires de la façon suivante:</u>

(Nom)

(Numéro de compte, le cas échéant)

(Adresse)

<u>Livrer les actions ordinaires de la façon suivante:</u>

☐ Identique à l'adresse d'immatriculation (sinon compléter ce qui suit)

Nom

Adresse

  EXHIBIT 8.1

  List of Subsidiaries

Name	Country of Incorporation	Proportion of Ownership

Louvem Mines Inc.	Canada	100%
Camflo Mill Inc.	Canada	100%
Patricia Mining Corp.	Canada	100%

  EXHIBIT 12.1

  CERTIFICATION

  I, Paul Carmel, certify that:

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

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the Corporation’s internal control over financial reporting.

Date:	April 19, 2013
(/s/) Paul Carmel
Paul Carmel
President and Chief Executive Officer

  CERTIFICATION

  I, Pierre Rougeau, certify that:

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

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the Corporation’s internal control over financial reporting.

Date:	April 19, 2013
(/s/) Pierre Rougeau
Pierre Rougeau
Executive Vice-President and Chief Financial Officer

  EXHIBIT 13.1

  Certification of Periodic Financial Report

  Pursuant to Section 906

  of the

  Sarbanes-Oxley Act of 2002,

  18 U.S.C. Section 1350

  In connection with the Annual Report of Richmont Mines Inc. (the “Corporation”) on Form 20-F for the period ending December 31, 2012 as filed with Securities and Exchange Commission on the date hereof (the “Report”), I, Paul Carmel, President and Chief Executive Officer of the Corporation hereby certify that the Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that the information contained in the Annual Report fairly presents, in all material respects, the financial condition and results of operations of the Corporation.

Date: April 19, 2013
(/s/) Paul Carmel
Paul Carmel
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

  Certification of Periodic Financial Report

  Pursuant to Section 906

  of the Sarbanes-Oxley Act of 2002,

  18 U.S.C. Section 1350

  In connection with the Annual Report of Richmont Mines Inc. (the “Corporation”) on Form 20-F for the period ending December 31, 2012 as filed with Securities and Exchange Commission on the date hereof (the “Report”), I, Pierre Rougeau, Executive Vice-President and Chief Financial Officer of the Corporation hereby certify that the Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that the information contained in the Annual Report fairly presents, in all material respects, the financial condition and results of operations of the Corporation.

Date: April 19, 2013
(/s/) Pierre Rougeau
Pierre Rougeau
Executive Vice-President and Chief Financial Officer

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