Form 20-F
period 2013-12-31
RICHMONT MINES INC
filed 2014-04-28
CIK 1023996

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ X ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2013

OR

[   ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to _________ to ________

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
None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: As of December 31, 2013: 39,596,103.

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

Yes [   ] No [ X ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer [ ]	Accelerated Filer [ X ]	Non-Accelerated Filer [ ]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing.

US GAAP [ ]	International Financial Reporting Standards as issued by [ X ] the International Accounting Standards Board	Other [ ]

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 [ ]	Item 18 [ ]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes [   ] No[ X ]

Forward-Looking Statements

This Annual Report includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All statements other than statements of historical facts included in this Annual Report, including, without limitation, those regarding the Corporation’s opinions, financial position, business strategy, budgets, reserve estimates, development and exploitation opportunities and projects, classification of reserves, and plans and objectives of management for future operations, are forward-looking statements. Although the Corporation believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Such forward-looking statements reflect the Corporation’s views as at the date of this Form 20-F and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Corporation or industry results, to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the Risk Factors set forth in “ITEM 3. KEY INFORMATION – D. Risk Factors”. Given these uncertainties, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date made. Except as otherwise required by law, the Corporation expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any such statements to reflect any change in the Corporation’s expectations or any change in events, conditions or circumstances on which any such statement is based.

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

Adoption of International Financial Reporting Standards

On January 1st 2011, the Corporation adopted International Financial Reporting Standards (“IFRS”) as adopted by the International Accounting Standards Board. The impacts of this transition were presented in the Corporation’s December 31, 2011 consolidated financial statements. Unless otherwise indicated, all amounts presented herein are based on IFRS.

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

1 troy ounce (oz) = 31.1035 grams (g)

1 metric tonne (t) = 1.1023 short ton (st)

1 metre (m) = 3.28 feet

Au: gold

g/t: gram per metric tonne

ha: hectare

NSR: Net Smelter Return

t/d: metric tonnes per day

cm: centimetre

mm: millimetre

kg: kilogram

g: gram

t/m3: metric tonnes per cubic metre

km: kilometre

NPI: Net Profit Interest

ppb: part per billion

TSX: Toronto Stock Exchange

NYSE MTK: New York Stock Exchange market

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

The selected financial data of Richmont Mines Inc. (consolidated with its wholly-owned subsidiaries, Camflo Mill Inc., Patricia Mining Corporation (“Patricia Mining”) and Louvem Mines Inc. (“Louvem”); herein referred to collectively as “Richmont Mines,” “Richmont” or the “Corporation”) set forth below has been derived from the consolidated financial statements of the Corporation which have been audited by Raymond Chabot Grant Thornton LLP, Chartered Accountants, as indicated in their Independent Registered Public Accounting Firm’s report as at December 31, 2013, 2012 and 2011 and which are included elsewhere in this Annual Report.

The selected financial data were extracted from the more detailed consolidated financial statements of the Corporation and related notes included in this Annual Report and should be read in conjunction with such consolidated financial statements and related notes and with the information appearing under the heading “ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS.”

On January 1st 2011, the Corporation adopted International Financial Reporting Standards (“IFRS”) as adopted by the International Accounting Standards Board. The impacts of this transition were presented in the Corporation’s December 31, 2011 consolidated financial statements. Unless otherwise indicated, all amounts presented herein are based on IFRS.

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

The information contained in this Annual Report on Form 20-F is current as at December 31, 2013, except where a different date is specified.

The Corporation has not declared or paid any dividends on its capital stock during the past five years and currently has no intention of paying dividends subject to a periodic review of this policy by the Board of Directors.

Selected Financial Data
(IFRS)1, 2
(in thousands of Canadian dollars except per share and share data)

	2013	2012	2011	2010

Revenues[3]	90,213	101,718	118,518	90,412

Net earnings (loss) from continuing operations	(33,162)	(2,977)	26,043	9,432

Net loss from discontinued operation	(1,098)	(42,038)	(125)	(98)

Net earnings (loss) attributable to Richmont Mines Shareholders	(34,260)	(45,015)	25,918	9,334

Earnings (loss) per share
Basic earnings (loss) per share
Earnings (loss) from continuing operations	($0.84)	($0.08)	$0.81	$0.33
Loss from discontinued operation	($0.03)	($1.20)	-	-

	($0.87)	($1.28)	$0.81	$0.33

Diluted earnings (loss) per share
Earnings (loss) from continuing operations	($0.84)	($0.08)	$0.80	$0.32
Loss from discontinued operation	($0.03)	($1.20)	-	-

	($0.87)	($1.28)	$0.80	$0.32

Total assets	123,328	148,244	167,990	115,305

Long-term debt	5,196	702	-	-

Working capital	13,952	54,296	68,711	43,880

Equity

Total	86,353	118,363	134,134	94,791

Share capital	132,202	132,113	104,872	91,010

Number of outstanding common shares at year end (000’s)	39,596	39,566	33,110	31,230
[1]	These selected financial data have been prepared using accounting policies specified by IFRS that are in effect at December 31, 2013.
[2]	Statements prepared in accordance with IFRS are not comparable in all respects with financial statements that are prepared in accordance with either Canadian GAAP or US GAAP.
[3]

In 2013, 2012, 2011 and 2010, the income generated from silver sales, which was previously accounted for as a reduction of operating costs, is included in revenues, as well as revenues from custom milling.

Selected Financial Data
(Canadian GAAP)[1]
(in thousands of Canadian dollars except per share and share data)
2009

Total revenues	71,884

Net earnings	336

Net earnings per share
Basic	$0.01
Diluted	$0.01

Total assets	85,230

Long-term debt	-

Working capital	24,936

Shareholders’ equity

Total	69,961

Capital stock	64,675

Number of outstanding common shares at year end (000’s)	26,104
[1]	These selected financial data have been prepared using accounting policies specified by Canadian GAAP.

Selected Financial Data
(U.S. GAAP Reconciliation)[1]
(in thousands of Canadian dollars except per share and share data)
2009

Net earnings	1,579

Net earnings per share
Basic	$0.06
Diluted	$0.06

Weighted average number of common shares outstanding (000’s)	26,108

Shareholders’ equity	51,313
[1]	Statements prepared in accordance with IFRS are not comparable in all respects with financial statements prepared in accordance with either Canadian GAAP or US GAAP.

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

U.S. Dollar/Canadian Dollar Exchange Rates

Year ended
December 31	Average

2009	1.14
2010	1.03
2011	0.99
2012	1.00
2013	1.03

The following table sets forth the high and low exchange rate for the past six months. As of April 22, 2014, the exchange rate was 1.10.

U.S. Dollar/Canadian Dollar Exchange Rates

Month	Low	High
November 2013	1.0418	1.0620
December 2013	1.0587	1.0704
January 2014	1.0639	1.1178
February 2014	1.0951	1.1136
March 2014	1.0992	1.1245
April 1st to April 22th, 2014	1.0872	1.1039

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

The Corporation’s earnings are directly related to commodity prices as revenues are derived principally from the sale of gold. Gold prices fluctuate widely and are affected by numerous factors beyond the Corporation’s control, including central bank purchases and sales, producer hedging and de-hedging activities, expectations of inflation, the relative exchange rate of the U.S. dollar with other major currencies, global and regional demand, political and economic conditions, production costs in major gold-producing regions and worldwide production levels. The aggregate effect of these factors is impossible to predict with accuracy. In addition, the price of gold has on occasion been subject to very rapid short-term changes because of speculative activities. Fluctuations in gold prices may materially adversely affect the Corporation’s financial performance or results of operations. If the market price of gold falls below the Corporation’s total cash costs per ounce of production at one or more of its projects at that time and remains so for any sustained period, the Corporation may experience losses and/or may curtail or suspend some or all of its exploration, development and mining activities at such projects or at other projects. Also, the Corporation’s evaluations of the Proven and Probable Reserves at its current mines were based on a market price of gold between US$1,225 and US$1,450 per ounce. If the market price of gold falls below this level, the mines may be rendered uneconomic and production may be suspended. The Corporation’s policy and practice is not to sell forward its future gold production; however, under the Corporation’s price risk management policy, approved by the Corporation’s Board of Directors, the Corporation may review this practice on a project by project basis. The Corporation may occasionally use derivative instruments to mitigate the effects of fluctuating by-product metal prices; however, these measures may not be successful.

The volatility of gold prices is illustrated in the following table which sets out, for the periods indicated, the high, low and average afternoon fixing prices for gold on the London Bullion Market (the "London P.M. Fix").

(US$ per ounce)	2013	2012	2011	2010	2009	2008

High price	1,694	1,792	1,895	1,421	1,212	1,011
Low price	1,192	1,540	1,319	1,058	810	712
Average price	1,411	1,669	1,572	1,225	972	872

On April 22, 2014, the London P.M. Fix was US$1,286.75 per ounce of gold.

The Corporation’s operating results and cash flows are significantly affected by changes in the U.S. dollar/Canadian dollar exchange rate. All of the Corporation’s precious metals revenues are earned in U.S. dollars but the majority of its operating costs at its mines are in Canadian dollars. The U.S. dollar/Canadian dollar exchange rate has fluctuated significantly over the last several years. From January 1, 2008 to January 1, 2014, the Noon Buying Rate fluctuated from a high of CAN$1.2645 per US$1.00 to a low of CAN$0.9553 per US$1.00. Historical fluctuations in the U.S. dollar/Canadian dollar exchange rate are not necessarily indicative of future exchange rate fluctuations.

The Corporation has no gold hedging contracts and no U.S. dollar exchange contracts. However, the Corporation may engage in hedging activities in the future. Hedging activities are intended to protect a corporation from the fluctuations of the price of gold and to minimize the effect of declines in gold prices on results of operations for a period of time. Hedging activities may protect a corporation against low gold prices, however, they may also limit the price that can be realized on gold that is subject to forward sales and call options where the market price of gold exceeds the gold price in a forward sale or call option contract. The Corporation continually evaluates the potential short and long-term benefits of engaging in such derivative strategies based upon current market conditions. However, the use of by-product metal derivative strategies may not benefit the Corporation in the future. There is a possibility that the Corporation could lock in forward deliveries at prices lower than the market price at the time of delivery. In addition, the Corporation could fail to produce enough precious metals to offset its forward delivery obligations, causing the Corporation to purchase the metal in the spot market at higher prices to fulfill its delivery obligations or, for cash settled contracts, make cash payments to counterparties in excess of precious metals revenue. If the Corporation is locked into a lower than market price forward contract or has to buy additional quantities at higher prices, its net income could be adversely affected.

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

The Corporation’s ability to replace its existing mineral reserves as they are produced and depleted will be dependent upon locating new or expanding production from existing economic mineral reserves and developing new mines or extending and expanding existing mining operations. The Corporation’s ability to achieve full production rates at its new and expanded mines on schedule is subject to a number of risks and uncertainties. New mines may require the construction of significant new underground mining operations and may present problems in acquiring and achieving access to mine locations. The construction of underground mining facilities is subject to a number of risks, including unforeseen geological formations, implementation of new mining processes, delays in obtaining required title to mining deposits and access to locations and utilities, construction, environmental or operating permits and engineering and mine design adjustments and construction delays. These occurrences may result in delays in the planned start up dates and in additional costs being incurred by the Corporation beyond those budgeted. Moreover, the construction activities at possible mine extensions may take place concurrently with normal mining operations, which may result in conflicts with, or possible delays to, existing mining operations.

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

The Corporation operates in a number of jurisdictions in which regulatory requirements would require it to report and/or reduce greenhouse gas emissions. The Corporation’s operations in Quebec use primarily hydroelectric power and, consequently, are not large producers of greenhouse gases.

Title to the Corporation’s properties may be uncertain and subject to risks.

The acquisition of title to mineral properties is a very detailed and time-consuming process. Title to, and the area of, mineral deposits may be disputed. Although the Corporation believes it has taken reasonable measures to ensure proper title to its properties, there is no guarantee that title to any of its properties will not be challenged or impaired. Third parties may have valid claims on underlying portions of the Corporation’s interests, including prior unregistered liens, agreements, transfers or claims, including native land claims, and title may be affected by, among other things, undetected defects. In addition, the Corporation may be unable to operate its properties as permitted or to enforce its rights in respect of its properties. Moreover, where the Corporation’s interest in a property is less than 100%, or a third party holds a form of profit sharing interest, the Corporation’s entitlement to, and obligations in respect of, the property are subject to the terms of the agreement relating to that property, or in the absence of an agreement subject to provincial or federal laws and regulations, which in certain circumstances may be the subject of differing interpretations between the parties.

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

The Camflo Mill has successfully renewed its collective agreement that expired on December 31, 2012 for another three-year period ending December 31, 2015.

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

The mining industry is intensely competitive and the Corporation is in competition with other mining companies for the acquisition of interests in precious and other metal or mineral mining properties which are in limited supply. In the pursuit of such acquisition opportunities, the Corporation competes with other Canadian and foreign companies that may have substantially greater financial and other resources. As a result of this competition, the Corporation may be unable to maintain or acquire attractive mining properties on acceptable terms, or at all.

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

The construction of mining facilities and commencement of mining operations, the expansion of existing capacity and the exploration and development of the Corporation’s properties, including continuing exploration and development projects, will require substantial capital expenditures. Based on current funding available to the Corporation and expected cash from operations, the Corporation believes it has sufficient funds available to fund its projected capital expenditures for all of its current mining operations. However, if cash from operations is lower than expected or capital costs at these current mining operations or future projects exceed current estimates, or if the Corporation incurs major unanticipated expenses related to exploration, development or maintenance of its properties, the Corporation may be required to seek additional financing to maintain its capital expenditures at planned levels. In addition, the Corporation will have additional capital requirements to the extent that it decides to expand its present operations and exploration activities; construct additional new mining and processing operations at any of its properties; or take advantage of opportunities for acquisitions, joint ventures or other business opportunities that may arise. Additional financing may not be available when needed or, if available, the terms of such financing may not be favourable to the Corporation and, if raised by offering equity securities, or securities convertible into equity securities, any additional financing may involve substantial dilution to existing shareholders. Failure to obtain any financing necessary for the Corporation’s capital expenditure plans may result in a delay or indefinite postponement of exploration, development or production on any or all of the Corporation’s properties, which may have a material adverse effect on the Corporation’s business, financial condition and results of operations.

Weakness in the global credit and capital markets could have a material adverse impact on the Corporation’s liquidity and capital resources.

The credit and capital markets experienced significant deterioration in 2008, including the failure of significant and established financial institutions in the United States and abroad, and continued to show weakness and or uncertainty into 2013. These unprecedented disruptions in the credit and capital markets have negatively impacted the availability and terms of credit and capital. If uncertainties in these markets continue, or these markets deteriorate further, it could have a material adverse effect on the Corporation’s liquidity, ability to raise capital and costs of capital. Failure to raise capital when needed, or on reasonable terms, may have a material adverse effect on the Corporation’s business, financial condition and results of operations.

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

Consistent with its growth strategy, the Corporation evaluates the potential acquisition of advanced exploration, development and production assets on a regular basis. From time to time, the Corporation may also acquire securities of or other interests in companies with whom the Corporation may complete acquisitions or other transactions. These transactions involve inherent risks, including, without limitation:

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

Issuance of a substantial number of the Corporation’s common shares by the Corporation, for example, in connection with a potential acquisition or to raise additional capital for operations, or to reduce indebtedness, or pursuant to existing agreements, or due to the availability of a large number of the Corporation’s common shares that may be available for sale, could adversely affect the prevailing market prices for the Corporation’s outstanding common shares. A decline in the market price of the Corporation’s outstanding common shares could impair the Corporation’s ability to raise additional capital through the issuance of securities should the Corporation desire to do so.

The Corporation does not currently anticipate declaring any dividends on its common shares.

The Corporation has not declared or paid any dividends on its common shares since its incorporation and it has no current plans to pay dividends on its common shares. Its present policy is to retain earnings to finance its capital expenditure program. In the future, the Board of Directors may declare dividends according to its assessment of the financial position of the Corporation, taking into account financing requirements for future growth and other factors that the Board of Directors may deem relevant in the circumstances.

The Corporation has adopted International Financial Reporting Standards

On January 1st 2011, the Corporation adopted International Financial Reporting Standards (“IFRS”) as adopted by the International Accounting Standards Board. The impacts of this transition were presented in the Corporation’s December 31, 2011 consolidated financial statements.

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

Three-year History

Richmont Mines currently produces gold from the Island Gold Mine in Ontario, and the Beaufor Mine, Monique Mine and the W Zone Mine in Quebec. The Corporation is also advancing the Island Gold Deep project beneath the Island Gold Mine in Ontario.

Following earlier dewatering and re-commissioning of the hoisting facilities at the Francoeur property, located 25 km west of Rouyn-Noranda, Quebec, underground development and definition drilling were completed during 2010 and 2011, and 13,077 tonnes of low-grade development ore were processed during the last two quarters of 2011.

On July 3, 2012, the Corporation announced revised reserve and resource estimates for Proven and Probable reserves of 504,687 tonnes grading 4.78 g/t Au for 77,580 ounces of gold compared to the previous estimated 615,664 tonnes grading 6.91 g/t Au, for 136,000 ounces of gold.

Commercial production at the Francoeur Mine started on August 1, 2012. On November 29, 2012, the Corporation announced the immediate closure of the Francoeur Mine due to high operating costs, management’s inability to foresee marked improvements in the future, low grades, difficult mining conditions and a tight labour pool for experienced miners. The closing process was estimated to take approximately 4 months. Commercial production ceased on November 30, 2012.

On December 21, 2010, the Corporation signed an option agreement with SOQUEM Inc. (“SOQUEM”) to acquire the remaining 19% interest of the Monique property. Under the terms of the option agreement, Richmont Mines paid an amount of $350 thousand upon signing the Agreement, and undertook to complete exploration work in the amount of $400 thousand on or before February 28, 2011, in order to acquire the residual 19% interest of the Monique property. With all conditions met, Richmont Mines now owns a 100% interest in the Monique property. During 2011, Richmont completed over 8,100 metres of exploration drilling on the G and J zones of the Monique project, with the objective of evaluating the potential for a small open pit operation on the property. In late December 2011, the Corporation announced Indicated open pit estimated resources of 728,164 tonnes grading 2.35 g/t Au for 55,112 ounces of gold and a NI 43-101 report on the Monique property resource estimate was filed on SEDAR on February 3, 2012. Richmont Mines submitted the required documentation for the permitting of an open pit operation in November 2011, and also began a 1,700 metre surface drilling program in early December 2011.

On February 17, 2011, the Corporation announced a significant increase in the estimated resource base at the Wasamac property, located in Quebec. In May 2011, Richmont entered into an option agreement with Globex Mining Enterprises Inc. (Globex) to acquire a 100% interest in 5 claims adjacent to the Corporation’s Wasamac property. The option agreement gave Richmont the ability to explore the eastern extension of its Wasamac property. Complete details can be found in the May 9, 2011 press release entitled “Richmont Mines signs option agreement with Globex; Expands Wasamac exploration package.” Following the completion of the 2011 extensive drilling program of over 50,000 metres on Wasamac, Richmont announced an updated resource estimate for the property in December 2011 which showed a 35% increase of Measured and Indicated resources and a 111% increase of Inferred resources. In addition, a NI 43-101 report was filed on SEDAR on January 27, 2012. In March 2012, Richmont announced the results from a Preliminary Economic Assessment for Wasamac and the Corporation’s Board of Directors approved a $15 million advanced exploration budget for 2012.

Richmont spent $9.5 million on the Wasamac gold property and the adjacent Globex optioned land package in 2012, compared to $6.6 million in 2011 and $1.7 million in 2010. The increase reflects that a 50,000 metre drilling program was completed on the Wasamac gold property following a significant increase in the asset’s estimated resource base at the end of 2010 to over one million ounces of gold, and after favourable drill results from this exploration program were achieved early in 2011. The higher exploration expenses similarly reflect that advanced technical work and economic optimization analyses were being completed on the property. Following 2012 drilling results, Measured and Indicated resources were estimated at 15.2 million tonnes at a grade of 2.86 g/t for 1.4 million ounces of gold and Inferred resources were estimated at 18.8 million tonnes at a grade of 2.66 g/t for 1.6 million ounces of gold. In November 2012, Richmont announced that scheduled technical work and permitting efforts would continue as planned in 2013 at Wasamac, however, no additional exploration and development activities would be undertaken on the asset. This decision was made following several months of project optimization studies, from which Richmont concluded that alternative scenarios did not currently offer a meaningful economic improvement in the current gold price environment, over the initial Preliminary Economic Assessment outlined in the Corporation’s March 28, 2012 press release. The project remains an important asset for the Corporation given its location, size and potential leverage to the gold price, and it will be re-evaluated in the event economic parameters change in the project’s favour or in the event further geological information on the project comes to light. As a result of this decision and following no significant exploration drilling results, the Corporation terminated its option agreement with Globex.

In October 2011, Richmont completed a private placement of 980,500 common shares at $10.50 per share with the Fonds de solidarité FTQ and the Fonds régional de solidarité Abitibi-Témiscamingue, s.e.c. (collectively, the “Subscribers”), for a total cash consideration of $10.3 million. In addition, the private placement entitled the Subscribers to 245,125 warrants to purchase additional Richmont common shares at an exercise price of $13.00 per common share until December 31, 2012. Net proceeds were used to fund advance exploration work at the Wasamac gold property. Please see the October 31, 2011 press release entitled “Richmont Mines Inc. completes $10.3 million private placement” for full details.

On February 1, 2012, Richmont Mines completed a $10 million private placement with Mr. Bob Buchan and two members of his immediate family in the form of convertible debentures. The debentures had a 5 year maturity, a 7.6% annual interest rate, and were convertible into Richmont common shares at a conversion price of $12.17 per share at the option of the holders at any time following the date of issuance. Mr. Buchan was appointed as Vice-Chairman of Richmont’s Board of Directors on January 11, 2012. On September 24, 2012, Richmont Mines announced the immediate retirement of the $10 million debentures held by Mr. Bob Buchan and two members of his immediate family. Mr. Buchan subsequently left Richmont’s Board of Directors.

On February 27, 2012, the Corporation announced the resignation of Mr. Martin Rivard, its President and Chief Executive Officer. Mr. Martin Rivard officially left Richmont Mines on May 31, 2012. On May 10, 2012, the Corporation announced the appointment of Mr. Paul Carmel as its new President and Chief Executive Officer, effective May 22, 2012. At that time it was also announced that Mr. Christian Pichette had been appointed to the position of Executive Vice-President and Chief Operating Officer. Mr. Pichette worked for Richmont since September 12, 2005, and previously held the position of Vice-President, Operations.

On April 12, 2012, the Corporation announced the appointment of Mr. Ebe Scherkus as a member of the Board of Directors, Refer to the April 12, 2012 press release entitled “Gold industry veteran Ebe Scherkus to join the Richmont Mines Board of Directors” for full details.

On September 26, 2012, the Corporation announced the completion of a $26 million private placement with four institutional funds. The Corporation issued 5.97 million shares at $4.35 per share, refer to the September 26, 2012 press release entitled “Richmont Mines Inc. closes $26 million private placement” for full details.

On November 26, 2012, the Corporation announced the appointment of Mr. Pierre Rougeau to the position of Executive Vice-President and Chief Financial Officer, effective December 3, 2012, refer to the November 26, 2012 press release entitled “Richmont Mines announces the appointment of Mr. Pierre Rougeau as Chief Financial Officer” for full details.

On January 9, 2013, the Corporation announced that it had received the required mining permits for its 100%-owned Monique Gold Project. The Corporation subsequently began overburden removal with a view to extracting a 5,000 tonnes bulk sample in 2013.

On February 25, 2013, Richmont announced estimated preliminary Inferred resources of 1.5 million tonnes grading 10.73 g/t Au for 508,000 ounces (100%) for the Island Gold Deep C Zone, located below the existing infrastructure and reserve and resource base of its Island Gold Mine. Believed to be an extension of the existing mine at depth, the C Zone is sub-vertical and occurs at approximately 450 metres to 1,000 metres below surface. The resource was drilled on a 50 metre x 50 metre pattern and consisted of 55 drill hole intercepts, of which an estimated 60% contained visible gold. In conjunction with the resource estimate, the Corporation announced that it would invest $35 million on the Island Gold Deep project in 2013 to extend the existing ramp from its current depth of 450 metres below surface, and to commence work on the first segment of a vertical shaft to be raise-bored from a depth of 450 metres to surface. An additional $10 million was to be invested in the existing upper operations of the mine during the year.

On February 25, 2013, the Corporation announced the appointment of Mr. Daniel Adam as Vice-President, Exploration. Mr. Adam has worked for Richmont Mines since March 10, 2008 and has held various positions over the years.

On April 12, 2013, Richmont announced that the Island Gold Deep 43-101 technical report was filed on SEDAR, and the Corporation noted that new drill results continued to show Island Gold Mine deep potential, refer to the April 12, 2013 press release entitled “Island Gold Deep 43-101 Report filed on SEDAR; New drill results continue to show Island Gold Mine deep potential”

On May 9, 2013, the scheduled four month de-commissioning process of the Francoeur Mine was completed following the November 29, 2012 mine closure and approximately $1.6 million of equipment from the operations was redeployed to the other mine sites during the year 2013. Some of the surface buildings on the property continued to be used for part of the Corporation’s exploration department, and for the maintenance and refurbishment of heavy equipment used at the Island Gold and Beaufor mine operations.

On June 17, 2013, Richmont Mines obtained a letter of offer for a senior credit facility for up to US$50 million from Macquarie Bank Limited (“MBL”) to advance the Island Gold Deep project. The US$50 million facility consisted of three tranches, all of which were subject to certain conditions being met prior to drawdown. The Corporation issued call warrants for the purchase of 1,250,000 Richmont shares to MBL at closing of the facility agreement. The warrants had an exercise price of $2.45 per share, and expire 3 years from the original date of their issue to MBL. A total of 812,500 warrants vested immediately upon closing of the facility agreement. The remaining 437,500 warrants were to have vested when the conditions to drawdown Tranche B are fully met by the Corporation, refer to the June 17, 2013 press release entitled “Richmont Mines obtains letter of offer for senior credit facility for up to US$50 million from Macquarie Bank Limited to advance Island Gold Deep Project” for full details.

On June 19, 2013, Richmont Mines announced a successful completion of the bulk sampling phase for its W Zone Gold Project. As a result, the Corporation made the decision to proceed to the commercial production phase of the project.

On July 31, 2013, Richmont Mines announced a successful completion of the bulk sampling phase for its Monique Gold Project. As a result, the Corporation established estimated mineral reserves for the project, and made the decision to proceed to commercial production.

On August 2, 2013, Richmont Mines announced that Mr. Sam Minzberg had resigned from the Corporation’s Board of Directors.

On August 23, 2013, Richmont Mines closed the previously announced senior credit facility for up to $50 million with Macquarie Bank Limited to advance Island Gold Deep project.

On October 4, 2013, Richmont Mines announced that the Monique Gold project had successfully completed the three month pre-production phase and commercial production was declared on October 1, 2013. The Corporation noted that Monique was expected to produce 4,500 ounces of commercial gold production during the fourth quarter of 2013, and had an estimated life of mine (“LOM”) commercial gold production of 30,000 ounces, over 19 months, at an average cash cost per ounce of $904. A NI 43-101 technical report for Monique’s mineral reserve estimate, published July 31, 2013, was filed on SEDAR (www.sedar.com) on September 13, 2013.

On October 7, 2013, Richmont Mines announced an updated Inferred mineral resource estimate of 2.3 million tonnes grading 10.53 g/t for 771,000 ounces of gold (100%) for the Island Gold Deep project and provided information regarding ownership of certain claims at the project. It came to management’s attention that a portion of the Island Gold Deep project’s estimated Inferred resource base lied within four patented claims for which Richmont owns 69% with the remaining 31% being held by a third party, refer to the October 7, 2013 press release entitled “Richmont Mines announces updated Inferred mineral resource estimate of 771,000 ounces of gold for Island Gold Deep project; Provides information regarding ownership of certain claims at project” for full details.

On October 16, 2013, Richmont Mines entered into a land and mining rights agreement with Argonaut Gold, owner of the Magino Gold Project that is adjacent to the Corporation’s Island Gold Mine. The agreement will enable Richmont to extend the western boundary of its Island Gold Deep project by a distance of approximately 585 metres thus increasing the project’s exploration potential towards the west. Mining rights below a depth of 400 metres were also secured on several claims to the south of the Island Gold Deep project, thus adding to the project’s exploration potential at depth. As part of the agreement, Richmont will acquire Claim SSM 722481 in its entirety, which immediately abuts Island Gold’s Localsh Zone, where reserves and resources currently exist and where mining is currently taking place. In exchange, Argonaut will receive exploration and mining rights from surface to a maximum depth of 400 metres on certain Richmont claims that border the Magino Gold Project, providing it with greater flexibility in its project development. Under the terms of the agreement, Richmont will receive a net payment of $2.0 million in cash from Argonaut upon completion of the land transactions.

On October 17, 2013, Richmont Mines announced that the W Zone Gold Project had successfully completed the three month pre-production phase and that commercial production was declared on October 1, 2013. W Zone was expected to produce an estimated 3,000 ounces of commercial gold production for the Corporation during the fourth quarter of 2013, and a projected 12,000 ounces of commercial gold production in 2014.

On November 7, 2013, Richmont Mines announced that Mr. Christian Pichette, Richmont’s Chief Operating Officer, would retire at the end of 2013 after more than 35 years in the mining industry, the last 8 of which he spent as an integral part of Richmont’s team. The Corporation also noted that after 24 years as a Director of Richmont, Mr. Réjean Houle had decided to step down from its Board of Directors to focus on his dual roles as an Ambassador for the Montreal Canadiens Hockey Club Inc., and as President of The Montreal Canadiens Alumni Association. Similarly, it was announced that Mr. Ebe Scherkus had resigned from Richmont’s Board of Directors for personal reasons. In addition, it was announced that Mr. René Marion had joined Richmont’s Board of Directors effective November 6, 2013. A mining engineer by training, Mr. Marion brings over 30 years of industry experience to the Corporation’s Board.

On December 10, 2013, Richmont Mines announced that mining industry veteran Dr. James W. Gill would join its Board of Directors. In addition, the Corporation appointed Mr. Rosaire Émond, Eng., to the position of Vice-President and Chief Operating Officer, replacing Mr. Christian Pichette, who retired after a distinguished 35 year career in the mining industry. It was also announced that Mr. Jean Bastien, Eng., MBA, had been appointed to the position of Mine Manager of the Corporation’s Island Gold Mine and Mr. Raynald Vincent, Eng. M.G.P., had been appointed to the position of Chief Geologist for the Corporation’s Island Gold Mine, refer to the December 10, 2013 press release entitled “Richmont Mines announces Board nomination and management changes” for full details.

On December 20, 2013, Richmont Mines announced that it had decided to terminate the Senior Secured Credit Facility (the “Facility”) for up to $50 million secured with MBL in August 2013. No amounts had been drawn on the Facility, and no gold hedging contracts had been put in place. The Corporation, in conjunction with MBL, began the process of releasing the securities that had been put in place as part of the Facility. As per the terms of the Facility, the Corporation did not incur any cancellation costs. Please see the December 20, 2013 press release entitled “Richmont Mines terminates Senior Credit Facility with Macquarie Bank Limited” for full details.

On January 28, 2014, Richmont Mines announced an increase in Indicated and Inferred gold resources at its Island Gold Deep Project. Previously reported Inferred resources containing 771,000 ounces of gold were upgraded to Indicated resources of 456,000 tonnes at an average grade of 11.52 g/t for 169,000 ounces of gold, and Inferred resources were increased to 3,200,000 tonnes at an average grade of 9.29 g/t for 955,000 ounces of gold (100%). The increase continued to indicate that Island Gold Deep has the potential to be developed into an important high grade and long life contributor to Richmont’s Island Gold Mine.

On February 11, 2014, Richmont Mines announced that, as a result of a downward adjustment to the W Zone Mine reserve base, it would incur a $13.5 million non-cash write-down on the W Zone Mine in the fourth quarter of 2013, refer to the February 11, 2014 press release entitled “Richmont Mines reports updated corporate Mineral Reserve and Resource estimates and W Zone Mine non-cash write-down” for full details.

On April 3, 2014, the Corporation entered into an agreement with Macquarie Capital Markets Canada Ltd. (“Macquarie”) as lead underwriter, on behalf of a syndicate of underwriters, for the issuance of 7.0 million common shares of the Corporation, on a bought-deal basis, at a price of CAN$1.45 per share (the “Offering Price”) for gross proceeds of $10.15 million. The syndicate of underwriters also includes BMO Capital Markets, CIBC World Markets and Desjardins Securities. In addition, the underwriters have been granted an over-

allotment option to purchase up to an additional 1.05 million common shares from the Corporation (the “Over-Allotment Option”), exercisable in whole or in part at the Offering Price for a period of 30 days from closing of the Offering, for additional gross proceeds of up to approximately $1.52 million. If the Over-Allotment Option is exercised in full, the total gross proceeds to Richmont will be $11.67 million. Richmont plans to use the net proceeds of the Offering for working capital and general corporate purposes. According to the terms of the Offering, the Corporation’s common shares will be issued under a short-form prospectus to be filed in certain provinces of Canada, pursuant to the short-form prospectus system contemplated by National Instrument 44-101 – short form prospectus distributions. The Offering is expected to close on or about April 23, 2014, and is subject to certain conditions, including but not limited to the receipt of all necessary approvals including those of the Toronto Stock Exchange and the New York Stock Exchange Market.

Capital Expenditures

The following table sets forth the Corporation’s capital expenditures on its properties for the past three fiscal years.

	Years Ended
(in thousands of $)	December 31
	2013	2012	2011
	$	$	$

Island Gold Mine	12,480	8,364	4,959
Island Gold Deep	15,290	-	-
Beaufor Mine	980	1,192	3,090
W Zone Mine	3,779	9,911	3,480
Monique Mine	8,358	-	-
Discontinued operation – Francoeur Mine	-	15,458	19,237
Other	1,001	2,929	904

Total	41,888	37,854	31,670

In 2013, Richmont invested $41.9 million in the continued development of its assets, up from $37.9 million in 2012. The increase reflects the Corporation’s focused development efforts at Island Gold Deep, most notably the completion of an additional 848 linear meters of the underground access ramp, in addition to development costs associated with beginning commercial production at the Monique Mine at the beginning of October. Offsetting the higher investment levels at these two operations were lower development costs at the W Zone Mine, and the termination of development efforts at the Francoeur Mine operations following its closure at the end of 2012. An additional $1.0 million was invested at the Camflo Mill and other corporate installations in 2013, down from $2.9 million in 2012.

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

Richmont spent $19.2 million on the ongoing development of the Francoeur Mine during 2011, as the Corporation prepared to advance this asset into the commercial production stage in mid-2012. The annual investment levels primarily reflects that a total of 4,999 metres of development and 13,911 metres of definition drilling were completed during 2011and highlights the expanded workforce at Francoeur, which totaled 119 employees at the end of 2011. Richmont invested $5.0 million in capital expenditures at the Island Gold Mine in

2011, a reflection of ongoing development costs, refurbishing and acquisition of equipment. The Corporation spent an additional $3.1 million in capital expenditures at the Beaufor Mine in 2011 primarily reflecting the construction of a new emergency escape exit from the 12th level of the mine to surface, and $3.5 million in the expenditures in the W Zone, a near-surface zone located on the Beaufor property that was currently in development. An additional $0.9 million was invested at the Camflo Mill and other corporate installations in 2011, bringing the Corporation’s total investment in property, plant and equipment to $31.7 million for the year.

Property Interests

The following table outlines Richmont Mines’ interest in its exploration properties as at December 31, 2013.

Property	Year of acquisition	Number of Mining titles	Participation[1]
Quebec

Wasamac	1988	4	100%
Camflo Northwest	2005	13	80%
Ontario
Sewell	2002	6	100%
Cripple Creek	2002	27	100%
[1]	The Corporation will be required to pay royalties if some of these properties are brought into commercial production.

Exploration and Project Evaluation Expenditures

The following table presents Richmont Mines’ exploration and project evaluation expenses in 2011, 2012 and 2013 and the budgeted estimated amounts for 2014 (in thousands of CAN$).

(in thousands of $)	2014	2013	2012	2011
	$	$	$	$
	Estimated
Exploration costs - Mines
Island Gold	1,589	4,532	10,969	5,549
Beaufor	1,796	1,929	1,432	803
Monique	-	221	744	2,284
W Zone	-	-	-	188

	3,385	6,682	13,145	8,824

Exploration costs - Other properties
Wasamac	7	1,102	9,477	6,647

Other	130	347	459	184
Project evaluation	328	474	511	470

Exploration and project evaluation before depreciation and exploration tax credits	3,850	8,605	23,592	16,125

Depreciation	202	229	200	155
Exploration tax credits	(214)	(959)	(3,527)	(5,354)

	3,838	7,875	20,265	10,926

2014 Trends

The cost-effective development of its mining assets, both current and future, has always been at the heart of Richmont Mines’ success over the years, and remains a top priority for the Corporation. Richmont is committed to generating positive cash flows, and delivering organic growth, and with over 30 years of experience in gold production, exploration and development, along with prudent financial management, is well-positioned to cost-effectively build its Canadian reserve base and to successfully enter its next phase of growth.

Richmont Mines currently operates four gold mines (the Beaufor, W Zone and Monique mines in Quebec and the Island Gold Mine in Ontario), and is actively developing its Island Gold Deep project, which lies directly below the operating Island Gold Mine. The Corporation plans to spend approximately $3.8 million completing roughly 32,500 metres of exploration drilling during 2014, and will also incur total capital expenditures of approximately $18.1 million, with the majority focused on the development of Island Gold and Island Gold Deep. An additional 35,000 metres of definition drilling is planned in 2014, which the Corporation will expense and include in the cash costs of each operation. The Corporation anticipates that operations will be suspended at the W Zone Mine by the end of the second quarter of 2014, and expects to generate gold sales of 70,000 to 80,000 ounces from its operations in 2014.

B.	Business Overview

1.	Beaufor and W Zone Mines, Val-d’Or, Quebec, Canada

Location and Property Description

The Beaufor Mine property and the W Zone Mine, along with other adjacent properties such as Pascalis, Perron, Colombière, Courvan and Perron Blocks 2, 3 and 4, are located approximately 20 kilometres northeast of the town of Val-d’Or, in the Abitibi-East county, in the Province of Quebec.

Description of Mining Rights

The property, which includes the mineral reserves of the Beaufor and W Zone mines, consists of a series of adjacent mining rights subdivided into four projects: Perron, Beaufor, Pascalis and Colombière. The projects are composed of three mining leases, one mining concession and 23 claims covering a total area of 591 ha. The Courvan project and Perron blocks 2, 3 and 4 form another group of mining titles with high economic potential but currently have no mining activities. This group consists of two mining concessions and 66 claims, covering a total area of 1,298 ha.

Property	Number of	Area	Expiration date
	mining titles	(ha)
Beaufor	1	106.03	Mining concession 280PTA: 01/31/2015
Colombière	13	226.00	Claims expire between 09/21/2015 and 10/15/2015
Courvan	61	1,099.12	Mining concession 295 and 280PTB: 01/31/2015 and
			59 claims expire between 01/11/2014 and 10/02/2015
Pascalis	1	37.50	Mining Lease BM 750: 06/02/2016
Perron	12	221.58	2 mining leases BM 858: 03/11/2023 and BM 1018:
			09/16/2033 and 10 claims expire between 07/11/2014
			and 07/12/2015
Perron Blocks 2, 3 and 4	7	199.08	Claims expire between 09/06/2014 and 12/15/2014

Total	95	1,889.31

All of these claims are expected to be renewed before the anniversary date by applying excess credits available or by the execution of the required works. For the mining leases, taxes are paid to the government every year to keep them in good standing. For a mining concession, geological work is performed to keep it in good standing or taxes are paid every year. Richmont Mines has an internal procedure and an external control to insure appropriate follow up regarding claim expiry dates. All the mining claims, mining concessions and mining leases were in good standing in 2013 and are expected to remain so in 2014. A detailed list and map of locations can be found in the Technical Report for the Beaufor Mine as of December 31, 2006 filed on March 29, 2007 under the Corporation’s profile on the SEDAR website at www.sedar.com.

A mining lease was granted to Richmont on September 17, 2013 for the western area of the W Zone Mine. This new zone is accessible by the W Zone ramp.

Ownership of Mining Rights

All the mining titles of the Beaufor property are held by Richmont Mines.

Mining Royalties

All the Beaufor division’s properties, including the W Zone Mine, are subject to the payment of royalties and financial contractual obligations. Details can be found in the Technical Report for the Beaufor Mine as of December 31, 2006, filed on March 29, 2007 under the Corporation’s profile on the SEDAR website at www.sedar.com.

Beaufor Property (Royalty payable on 50% of the production)

The Beaufor and the W Zone mines productions are subject to a quarterly royalty payment to Aurizon Mines Ltd.:

Gold Price (US$/oz)	Royalties per ounce on 50% of ounces produced

<300	CAN$0.00
300 – 325	CAN$17.00
325 – 350	CAN$18.50
350 – 375	CAN$20.00
375 – 400	CAN$22.50
400 – 500	CAN$24.00
>500	CAN$30.00

Perron Property (payable on 100% of the production)

The Perron property (including the 350 Zone in the west area of the W Zone Mine, which is located on the Perron property) is subject to a quarterly royalty payment to Aurizon Mines Ltd.:

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

Colombière (payable on 100% of the production)

The Colombière property is subject to a 2% NSR payable to IAMGOLD Corporation (formerly Cambior Inc.).

Environmental Obligations and Permits

Over 75% of the development waste material is either hoisted or trucked from the underground mine to the surface and placed in a waste dump. The waste rock is not acid generating and does not require any particular environmental measures.

The rehabilitation plan for the Beaufor Mine was approved in April 2008 by the Ministère des Ressources naturelles du Québec (the “MRN”). A partial revision of the rehabilitation plan was submitted to MRN in November 2010, following the expansion of the tailings storage area and drilling programs on the old restored tailings. The rehabilitation plan was accepted by the MRN on December 7, 2011. The updated rehabilitation plan was submitted to MRN in February 2014, and included the W Zone.

The Corporation is of the opinion that all necessary permits and authorizations have been requested and obtained.

Infrastructure

Two mine shafts are located on the Beaufor property: the old Perron shaft No. 5 is currently used for hoisting and the Pascalis shaft is used as the ventilation air intake shaft. A raise between the 1,250 level and surface is used as an escape way. The ramp collar that provides access to the W Zone Mine is located 350 metres southeast of the Perron shaft. As of December 31, 2013, the ramp was 1,319 metres in length, and reached a vertical depth of 170 metres below surface. It provides access to the W Zone, in which 5 levels are developed. There are also a series of buildings including warehouses, workshops and offices. There were a total of 173 employees and 21 independent contractors as of December 31, 2013 for the combined Beaufor and the W Zone mine operations.

Location of Mineralized Zones

The mineralized zones, including the mineral reserves and mineral resources, underground infrastructure and the waste pad are located on mining concession 280 PTA of the Beaufor property, mining lease 750 of the Pascalis property and mining leases 858 and 1018 of the Perron property.

Accessibility

The mines can be accessed from Highway 117 by going east from Val-d’Or to the Perron Road, and then north towards the village of Perron. The mines can also be accessed using the secondary road 397 from Val-d’Or to Val-Senneville, and then going south on Paré Road to the village of Perron.

Climate

The average annual precipitation is approximately 914 mm, with the highest level of precipitation occuring in September (approximately 102 mm). Snowfalls occur between October and May, with the most snowfall occurring between November and March. The monthly average for that period is about 50 mm (expressed in mm of water).

The average daily temperature in Val-d’Or is 1.2° C, slightly above freezing. The average temperature for July reaches 17.2° C, while in January the average temperature falls to –17.2° C. The lowest temperature measured was -43.9° C and the highest temperature measured was 36.1° C. Although the temperature of the area is below the freezing point an average of 209 days per year, mining operations are not affected by the climate.

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

The ore from the Beaufor and W Zone mines is hauled by truck to the Camflo Mill located at an approximate distance of 49 km from the mine site. Waste rock is stored on site.

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

Exploration History

Intermittent exploration fieldwork has been conducted on the Beaufor property since the 1930s. Following a development period, Aurizon Mines (50%) and Louvem (50%) started commercial production at the Beaufor Mine in January 1996. In August 2000, Aurizon Mines stopped mining operations at the Beaufor Mine. In spring 2001, Aurizon Mines transferred the mining rights of the Perron, Beaufor, Pascalis, Colombière and Courvan properties to Richmont Mines for an amount of $1.8 million. In September 2001, Richmont Mines undertook construction work to secure the stability of the crown pillar and commercial production resumed at the Beaufor Mine jointly with Louvem in January 2002. In March 2010, the Beaufor Mine reached the notable historical production milestone level of 1,000,000 gold ounces over its mine life. In June 2010, Richmont Mines acquired all of the issued and outstanding shares of Louvem not owned by Richmont Mines. As a result of this transaction, Richmont Mines owns a 100% interest in the Beaufor Mine and assumed ownership of all Louvem properties.

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

In the W Zone Mine, a part of the gold mineralization (the W Zone sensu stricto) occurs in a series of en echelon quartz-tourmaline veins located in a large mafic volcanic rock enclave while the other area (the 350 Zone) is similar to the Beaufor deposit and occurs in the Bourlamaque granodiorite.

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

All the gold-bearing veins are contained in a strongly-altered granodiorite in the form of chlorite-silica forming anastomosing corridors of 5 m to 30 m in thickness. The veins at the Beaufor Mine form panels of more than 300 m in length by 350 m in height. The thickness of the veins varies from 5 cm to 5 m. The zones are limited by the Beaufor fault (N115o/65o-75o) at 380 metres from the surface and a parallel system of shears (N70o/sub vertical).

2013 Results

Production

Beaufor Mine

During the year ended December 31, 2013, a total of 124,569 tonnes of ore were processed from the Beaufor Mine at an average grade of 5.88 g/t, and 23,028 ounces of gold were sold at an average price of CAN$1,417 (US$1,376). This compared to tonnage of 116,675 at an average grade of 5.19 g/t, and 19,055 ounces of gold sold at an average price of CAN$1,665 (US$1,666) in 2012.

For the 12 months ended December 31, 2011, 100,888 tonnes of ore were processed at an average grade of 8.45 g/t, and 26,947 ounces of gold were sold at an average price of CAN$1,559 (US$1,576) per ounce. The annual variance from 2011 to 2012 reflected a notable decrease in grade, the effects of which were only partially offset by a 16% increase in tonnage.

Cash costs at the Beaufor Mine in 2013 decreased to CAN$1,082 (US$1,051) from CAN$1,393 (US$1,394) in the prior year, a reflection of an improved grade and a lower cost per tonne owing to the higher tonnage levels and lower mining costs per tonne. 2012 cash costs at the Beaufor Mine increased from the 2011 level of CAN$911 (US$921), primarily as a result of a lower grade.

	2013	2012	2011

Tonnes	124,569	116,675	100,888
Head grade (g/t)	5.88	5.19	8.45
Gold recovery (%)	97.75	97.80	98.36
Recovered grade (g/t)	5.75	5.08	8.31
Ounces sold	23,028	19,055	26,947
Cash cost per ounce (US$)	1,051	1,394	921

Investment in property, plant and equipment (thousands of CAN$)	980	1,192	3,090
Exploration expenses (thousands of CAN$)	1,929	1,432	803

Deferred development (metres)	354	-	685

Diamond drilling (metres)
Definition	8,050	9,725	13,101
Exploration	22,906	14,730	7,926

W Zone Mine

During the year ended December 31, 2013, a total of 23,262 tonnes of ore were processed from the W Zone Mine at an average grade of 3.25 g/t, and 2,326 ounces of gold were sold at an average price of CAN$1,328 (US$1,265). As commercial production from this mine began October 1, 2013, production was limited to the fourth quarter of the year. Gold sales during this period were below the Corporation’s forecasted 3,000 ounces, as a result of lower than forecasted realized grades and gold recovery rate. Consequently, cash costs at the W Zone Mine were well above anticipated levels at CAN$1,441 (US$1,373).

	2013	2012	2011

Tonnes	23,262	-	-
Head grade (g/t)	3.25	-	-
Gold recovery (%)	95.65	-	-
Recovered grade (g/t)	3.11	-	-
Ounces sold	2,326	-	-
Cash cost per ounce (US$)	1,373	-	-

Investment in property, plant and equipment (thousands of CAN$)	3,779	9,911	3,480
Exploration expenses (thousands of CAN$)	-	-	188

Deferred development (metres)	1,474	238	685

Diamond drilling (metres)
Definition	1,626	-	-
Exploration	1,602	11,805	10,250

Exploration

Proven and Probable reserves at the Beaufor Mine were largely replaced in 2013, totaling 31,133 gold ounces at December 31, 2013, from 39,114 gold ounces at December 31, 2012. This reflects the addition of reserves established within the mine’s existing underground infrastructure as a result of the 8,050 metres of definition drilling completed during 2013, offset by gold production from the mine during the year. Year-end 2012 Proven and Probable reserves were similar to the December 31, 2011 level of 38,331 ounces, as results from definition drilling were successful in replacing the mine’s 2012 gold production.

Proven and Probable reserves at the W Zone Mine decreased to 12,832 gold ounces at December 31, 2013 at a grade of 5.68 g/t, from 30,680 gold ounces at a grade of 7.21 g/t at December 31, 2012. Contributing to this decrease were commercial and pre-production ounces generated during the year, as well as a re-interpretation of the geology following exposure from mining. Subsequent to these results, approximately 9,600 ounces were reclassified as Measured and Indicated resources at the end of 2013, versus as reserves at the end of 2012.

Drilling

For both, the Beaufor and the W Zone mines, most of the drill holes are planned on vertical cross-sections in order to undercut the shear veins at right angles. Drilling programs are sub-divided into two main categories:

  Exploration drilling using a 40 to 80 metre by 40 to 80 metre grid;

  Definition drilling based on a 10 to 20 metre by 10 to 20 metre grid.

Drilling operations are performed by a drilling contractor, under the supervision of the geological staff at the Beaufor Mine. Underground drill holes are LTK48 (35.6 mm) and BQTK (40.7 mm) calibre. The core recovery is better than 90%, including the fault zones where the RQD (“rock quality designation”) is more than 75%. Detailed descriptions of the drill core are prepared by experienced and highly qualified personnel, in accordance with established Beaufor Mine guidelines.

The Corporation is planning 10,000 metres of definition drilling and 21,500 metres of exploration drilling at the Beaufor Mine in 2014, and is targeting annual production of approximately 18,000 to 20,000 ounces of gold for the year.

The Corporation is planning 2,000 metres of definition drilling at the W Zone/350 Zone in 2014, and is targeting annual production of approximately 4,000 ounces of gold for the year from the already developed economical part of the ore body. Operations at the W Zone will be suspended following this production, which is currently estimated to be completed by the end of the second quarter of 2014.

No drilling is planned on the Colombière and Courvan properties.

Sampling

Sampling of the rock mass is performed using drill cores and blasted rock. Results of the drill core analyses as well as the grades of ore samples taken in the car wagon are taken into account for mineral reserve estimation. The weight of each sample is around 0.5 kg per 3.5 to 5 tonne wagon. For development purposes, the weight of each sample is around 0.5 kg per 12 tonnes of blasted rock. There are currently no face-sampling “chips” taken at the Beaufor and W Zone mines.

In definition drill holes, samples are collected between 0.5 m and 1 metre intervals, and frequently include both vein material and wall rocks, since veins are often less than 1 metre thick. Core recovery is over 90%. The entire core is then analyzed at the chemical assay laboratory.

For exploration holes, the length of the sample varies from 0.5 to 1 metre. The core is sawed in two using a core saw. The recuperation of core is over 90%.

Assays

ALS Chemex Laboratories in Val-d’Or was selected to analyze the samples from the Beaufor and the W Zone mines. This laboratory is certified ISO 9001-2000 for the Supply of assays and geochemical analysis services by QMI, an ISO certification firm.

The step-by-step procedure for sample analysis is briefly described as follows:

  Upon receipt of sample bags, all sample numbers are verified and entered into the Laboratory Information Management System (LIMS), a sample tracking system used by the laboratory;

  Samples are dried and crushed to 70% passing 2 mm using a jaw crusher. A representative sub-sample weighing 250 to 300 g of the –2 mm fraction is prepared using a “Riffle Jones” splitter. The sub-sample is then pulverized to 85% passing –200 mesh using a ring pulverizer;

  Samples are then analyzed by fire assay with gravimetric finish using 30 g per sample.

Quality Control

The laboratory’s quality control program, at different steps of the process, includes:

  Crushing, pulverizing, weighing: daily monitoring;

  Fire assay: 1 blank, 2 standards and 3 duplicates are inserted in each batch of 84 samples.

A second quality control program established at the Beaufor and W Zone mines involves the insertion of blanks and standards. Furthermore, rejects for all samples exceeding 10 g/t Au and less than 100 g/t Au are systematically re-assayed.

Security of Samples

Samples are gathered in plastic boxes by the Beaufor and the W Zone mines geological personnel and stored in a core shack. The samples are collected by the laboratory staff and brought to the laboratory directly. Historical production and milling data indicate reliability of the laboratory results. When there is doubt as to the location of a sample, the sampling number or any other anomaly, the data is not used for estimation.

Mineral Reserve Estimates

In 2013, the mineral reserve estimates for the Beaufor Mine and the W Zone Mine were performed by Jessy Thelland, P.Geo., an employee of Richmont Mines and a qualified person pursuant to NI 43-101. The methodology and procedures for mineral reserve estimates have been adopted from a study completed in 2006 by Golder Associates, an independent firm. The database, factors and parameters used in the determination of the mineral reserves are based on the available information as of December 31, 2013. However, these parameters are revised on an annual basis in order to take into consideration the experience gathered from the current mining operation.

The mineral reserve estimates are carried out in accordance with NI 43-101. Mineral reserves are classified according to the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) classification adopted by the CIM Council on August 20, 2000. All standards generally accepted in the mineral industry as well as NI 43-101 requirements and CIM regulations for reserve estimates have been fully complied with in this study.

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

Mineral Reserve Estimates

The database and the parameters used to estimate the mineral reserves are based on past mining experience and the information available as at December 31, 2013. The parameters were reviewed and modified by Golder Associates in 2006. Thus, both the dilution and the ore recovery factors by mining methods used in the reserve estimate are based on actual results obtained in 2013. All these factors and parameters are updated on an annual basis in order to account for changes in the mining operations.

The conversion of mineral resources to reserves is based on economic feasibility. As per NI 43-101, only mineral resources in the Measured and Indicated categories can be used to establish the estimate of mineral reserves.

The budgeted costs used are based on actual and historic data of the mining operation and are updated to reflect actual experience and any changes in the prevailing economic situation.

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

Mining Methods

The two major underground extraction methods currently used at the Beaufor Mine are the room and pillar and long hole methods, while only the long-hole mining method has been used at the W Zone Mine.

Room and Pillar Mining Method

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

Long Hole Mining Method

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

  The price of gold used was US$1,225 per ounce using an exchange rate of CAN$1.06:US$1.00;

  Operating costs include fixed costs budgeted for 2014 and variable costs (production and development) based on the results from January to July 2013 for each method.

Results of the cut-off grade study by mining method for both developed and undeveloped underground workings are listed in the following table:

Mining Method	Workings	Cut-off Grade
		(g/t)
Room and pillar	Developed	5.53
Room and pillar	Undeveloped	6.03
Long hole	Developed	4.57
Long hole	Undeveloped	5.07

Reserve Classification

More detailed descriptions about the classification of reserves at the Beaufor and W Zone mines are detailed below.

Proven Mineral Reserves

At the Beaufor and W Zone mines, Proven reserves are based on ore blocks developed from drifts or raises up to a maximum of 8 metres from these openings. The level of accuracy of the economic evaluation in the estimation of reserves is that of a feasibility study.

Probable Mineral Reserves

The mineral reserve estimate in the Probable category is based on an economic study in order to determine the economically mineable part of an Indicated mineral resource. At the Beaufor and W Zone mines, Probable reserves extend to a maximum of 10 metres from drilling data. Dilution and mining recovery rates are included in the reserve estimation.

Reserve Table

In accordance with the mineral reserve estimation, as at December 31, 2013, the mineral reserves of the Beaufor Mine are estimated as follows:

Category of reserves	Tonnes	Grade	Au
	(metric)	(g/t Au)	(oz)
Proven	39,086	6.32	7,940
Probable	103,213	6.99	23,193

Total (Proven + Probable)	142,299	6.81	31,133

Before mill recovery of 98.5%

Since there was a reconciliation problem between the mineral reserve estimation of the W Zone and the results obtained at the mill in 2013, the Corporation decided to apply a correction factor to the reserves. This correction factor includes the application of both an 80% mining recovery and a 32% dilution in the estimations. As at December 31, 2013, the mineral reserves at the W Zone Mine were estimated as follows:

Category of reserves	Tonnes	Grade	Au
	(metric)	(g/t Au)	(oz)
Proven	42,940	4.84	6,676
Probable	27,267	7.02	6,156

Total (Proven + Probable)	70,207	5.68	12,832
Before mill recovery of 98.5%

As a result of the reduction in the W Zone Mine’s reserve base, and the resulting impact on expected future production from this operation, the Corporation has taken a $13.5 million, or $0.34 per share, write down on the asset base in the fourth quarter of 2013. The reduction in the reserve base also caused the W Zone Mine depreciation expense to be much higher than anticipated in the fourth quarter of 2013. Following the write-down, the depreciation rate per ounce will be significantly reduced. The Corporation is targeting annual production of approximately 4,000 ounces of gold for the year 2014 from the W Zone Mine. Operations at the W Zone will be suspended following this production, which is currently estimated to be completed by the end of the second quarter of 2014.

Mining Operations and Metallurgy

The two major underground mining methods currently used at the Beaufor Mine are the room and pillar and long hole methods, while only the long-hole mining method has been used at the W Zone Mine.

Ore from the Beaufor and W Zone mines is trucked to the Corporation’s 100% owned Camflo Mill, which is located approximately 49 kilometres from the mine site. The Camflo Mill, with a rated capacity of 1,200 tonnes per day, is a Merrill-Crow conventional type mill with circuits for crushing, grinding, gold cyanidation and precipitation using zinc powder.

The historic average rate of recovery of the mill is 98.5% when ore extracted from the Beaufor Mine is milled. No major operating problems have been experienced at this mill nor are any anticipated in the near future. Usual maintenance and repairs are carried out when deemed appropriate.

Beaufor Mine		2013		2012		2011

Revenues (thousands of CAN$)		32,669		31,772		42,063

Ounces sold		23,028		19,055		26,947

Data per ounce of gold sold	US$	CAN$	US$	CAN$	US$	CAN$
Cash cost	1,051	1,082	1,394	1,393	921	911
Depreciation and depletion	80	82	110	110	72	71

Total	1,131	1,164	1,504	1,503	993	982

Average price obtained per ounce	1,376	1,417	1,666	1,665	1,576	1,559

W Zone Mine		2013		2012		2011

Revenues (thousands of CAN$)		3,096		-		-

Ounces sold		2,326		-		-

Data per ounce of gold sold	US$	CAN$	US$	CAN$	US$	CAN$
Cash cost	1,373	1,441	-	-	-	-
Depreciation and depletion	1,067	1,120	-	-	-	-

Total	2,440	2,561	-	-	-	-

Average price obtained per ounce	1,265	1,328	-	-	-	-

2.	Monique Mine, Val-d’Or, Quebec, Canada

Location and Property Description

The Monique Mine is located 25 km east of Val-d’Or, in the province of Quebec. The property is located approximately 10 km east of the Beaufor Mine and 50 km from the Corporation’s Camflo Mill.

 Description of Mining Rights

The Monique property consists of 17 claims and 1 mining lease covering a total area of 546.16 ha. More specifically, it covers the northern part of lots 38 to 45 in Range VIII and the southern part of lots 36 to 45 in Range IX of the Louvicourt township.

The mining lease (1012) was obtained on February 14, 2012, from the Ministère des Ressources naturelles et de la Faune du Québec, and the environmental certificates of authorization for an open pit operation were received at the beginning of 2013.

A detailed list and map of locations can be found in the Monique 43-101 technical report dated September 13, 2013, and filed under the Corporation’s profile on the SEDAR website at www.sedar.com. All the mining titles were in good standing in 2013, and Richmont expects that they will remain so in the future.

Property	Number of	Area	Expiration date
	mining titles	(ha)
Monique	17 mining claims	446.75	Claims expire between 02/01/2015 and 10/05/2016

	1 mining lease	99.41	Mining lease 1012, expire on 02/13/2032

Total	18	546.16

Ownership of Mining Rights

The Monique property was acquired in 1983 by Louvem Mines Inc. (“Louvem”) from SOQUEM Inc. (“SOQUEM”). In 1986 Louvem sold 19% of the Monique property to SOQUEM, following which Louvem was required to spend $6 million prior to SOQUEM beginning its financial contribution to the project.

On June 30, 2010, Richmont acquired the remaining 30% of the issued and outstanding shares of Louvem Mines Inc. that it did not previously own, and became the sole shareholder of Louvem.

On December 21, 2010, the Corporation signed an option agreement with SOQUEM to acquire the remaining 19% interest of the Monique property that had been sold to SOQUEM in 1986. Under terms of the option agreement with SOQUEM, Richmont Mines paid an amount of $350 thousand upon signing the Agreement, and completed exploration work in the amount of more than $400 thousand before February 28, 2011, thereby enabling it to acquire the residual 19% interest of the Monique property.

Mining Royalties

As part of Richmont’s successful acquisition of the outstanding 19% interest in the Monique property a 0.38% NSR (Net Smelter Return) royalty was granted to SOQUEM, payable at the time the property reaches commercial production.

Similarly, Richmont Mines assumed existing royalty obligations on 8 out of the property’s 17 claims, payable to Exploration Concorde Ltd., and equal to 5% net profit interest. The northern part of five of these claims are now partly covered by the Mining Lease 1012, however the present open pit lies outside of the original limit of these claims.

Environmental Obligations and Permits

A closure plan was developed in conjunction with Roche Ltd, Consulting Group, and was submitted to the Ministère des Ressources naturelles (“MRN”) on March 18, 2013. Financial guarantees amounting to $474 thousand were submitted to MRN on January 31, 2014, and an additional $474 thousand will be submitted before November 6, 2014.

The Corporation is of the opinion that all the necessary permits and authorizations have been requested and obtained.

Infrastructure

The Monique property is located 25 km east of Val-d’Or, Quebec. It is located 500 m to the North of the provincial highway 117, and a gravel road allows for easy access to the property.

The gravel road was extended toward the open pit, as well as to the overburden and waste piles using waste rock from the Beaufor Mine and gravel from a local source. A fence was erected at the entry of the site. Access to electricity was extended to the surface installations and the open pit from the 25kv line that runs along Highway 117. The installation of electric transformers was required on the site (for buildings and the garage) and for the open pit (for pumping and lighting requirements).

The water treatment installations consist of 2 ponds of approximately 1,925 m2, each with a volume of 2,440 m3. The ponds were built using clay material on site and waste material from the Beaufor Mine for erosion protection. A water treatment system with electronic distribution of sulfate ferric and flocculent was installed upstream of the water pond. These two products are mixed with the water originating from open pit dewatering, in order to control iron concentration and levels of suspension material.

Temporary buildings such as an office, dining room and dry room, were installed on site by the contractor and Richmont. A water well was drilled for both human consumption and industrial usage. The contractor has built a temporary garage and a storage room to house and service equipment. The contractor has also installed a fuel tank (40,000 litres) on site, which sits on a concrete pad to avoid spills. The contractor has also installed powder and detonator rooms.

A surface lease was obtained for the overburden and the waste dump on the Monique property.

Location of Mineralized Zones

The Monique mineralized zones have been defined from surface to a depth of 400 m (in the G and J zones). Their orientation varies from 270° to 300°, with a dip of 55° to 80° to the North. They vary in width from less than 1 m to almost 20 m (G Zone). Most of the known gold zones are still open at depth. Laterally, they extend over a few hundred metres.

The G and J mineralized zones, which are currently mined with the open pit, lie on mining lease 1012, as do the A and B mineralized zones.

Accessibility

The property can be reached from Rouyn-Noranda via Highway 117, heading toward the town of Val-d’Or and then toward Louvicourt, Quebec. The Monique mine is located 25 km east of Val-d’Or, 500 m to the North of the provincial highway 117, and is easily accessed by a gravel road.

Climate

The average temperatures are -17.2°C in January (minimum -23.5°C, maximum -10.9°C) and +17.2°C in July (minimum 11°C, maximum 23.4°C) based on measurements taken in the area over a 30 year period. There is an average snowfall of 61 cm in December and 100 mm of rain in September.

Local Resources and Infrastructure

Val-d’Or (pop. 32,000) is a well established mining community offering a vast amount of resources. Skilled administrative personnel, technicians, geologists, mining engineers and experienced miners are available in the area.

Physiography

The general topography is relatively flat with the elevation varying from 337 m in the northwestern part of the property, to 323 m near the Tiblemont river, which crosses the southern part of the property in a general east-west direction.

The area has poor drainage with a thick overburden that is over 30 m deep in some places. The northern and western parts of the property are covered by a large swamp with no trees, while the southern and eastern parts of the property are covered with resinous trees, mainly black spruce. The Abitibian forest is a living habitat able to support a wide diversity of mammals and birds.

Exploration History

The first exploration work dates back to the mid-1940s when Starlight Mines Limited completed a magnetic survey over lots 38 to 45 in Range VIII of the Louvicourt township. They drilled 6 holes (1,630 m) in the southern part of the property, and the best gold value obtained was 1.4 g/t Au over 7.6 m.

SOQUEM drilled 3 holes (549 m) in 1978 on lots 42 of Range VIII and IX to test induced polarisation anomalies. Interesting gold values were intersected at that time in hole 838-1 (10.28 g/t Au over 0.3 m and 7.20 g/t Au over 0.91 m) and in hole 838-3 (4.11 g/t Au over 1.52 m and 5.48 g/t Au over 1.25 m).

Louvem optioned the property from SOQUEM in 1983, and drilled 42 diamond drill holes (12,358 m) in 1984 to test the gold zones discovered on the property in 1983. Several gold zones were discovered, namely A, B West, B East and C.

A magnetic survey was completed on the property in 1987 by Exploration Monicor Inc., the new owner of the property. A total of 17,682 m of diamond drilling were completed, 69 new holes were drilled and 2 holes were deepened. The objective of this program was to test the lateral and depth extensions of the known gold zones. The G Zone, a new gold bearing structure, was discovered.

In 1989, two diamond drilling programs of 66 holes and 25 holes were completed by Exploration Monique Inc. A metallurgical and mineralogical study of the gold mineralization of the Monique property was completed by the “Centre de Recherches Minérales” (CRM) for Cambior. The objective of the study was to test if ore from Monique was treatable at Cambior’s mill, on their Lucien Béliveau mine site. In August 1990, 3 vertical HQ size diamond drill holes were completed to obtain material for metallurgical testing.

Over the 1992 to 2003 period, no exploration work was conducted on the Monique property. Richmont started its first exploration program in 2004.

In 2007, Geopointcom was mandated by Richmont to complete a preliminary modelling of the A, B, G and J gold bearing zones on the Monique property. At that time, a preliminary resource estimation was calculated at 1.35 million tonnes at a cut grade of 4.28 g/t Au (5.29 g/t Au uncut). This resource estimation was not NI 43-101 compliant.

In 2011, Richmont completed an 8,117 metre exploration drill program on the G and J zones on the Monique property.

Later that year, in December 2011, Richmont announced estimated Indicated open pit resources for the G and J zones totalling 728,164 tonnes at a grade of 2.35 g/t Au for 55,112 ounces of gold.

Results of these programs were presented in the most recent 43-101 technical report on the Monique property (Vincent, 2012). Richmont began site preparation for a bulk sampling program in late 2012, and excavation of the overburden was begun in February 2013.

Geological Setting

Regional Geology

The Monique property is located within the Val-d’Or mining district, in the Abitibi greenstone belt of the Superior province of the Canadian Shield. The area consists mostly of felsic to mafic volcanic rocks of Archean age along with related dioritic sills which are concordant to the regional rock formations. These volcanic and intrusive rocks have generally been metamorphosed to the greenschist facies.

The Superior Province is the largest exposed Archean craton in the world that hosts several world class gold deposits. It has yielded nearly 300 million ounces of gold from hundreds of deposits since the beginning of the twentieth century.

Monique Mine Geology

The Monique property is characterized by a volcanic sequence belonging to the Jacola Formation of the Malartic Group. The general orientation of the units is N270°E to N292°E, with a steep dip to the north. There are only a few outcrops on the property, so geological information comes entirely from drill holes. Historically, the majority of drilling was done in the northern part of the property, and consequently it is better known than the southern part of the property, where the density of drilling is low.

Two main volcanic domains are interpreted on the property, the north domain and the south domain. The first one is composed mainly of basalts with interlayered ultramafic flows, while the second one is formed of andesitic flows and pyroclastics. Units of both domains are cut by dioritic dykes and felsic dykes.

Several deformation zones cross the property in an east-west direction, roughly parallel to the stratigraphy. They are characterized by the development of a strong foliation with quartz-carbonate veining. Variable alteration in chlorite, silica, sericite and albite is associated with these deformations zones. Several fault zones with gouge can be seen in places, however, they are not particularly associated to the mineralization events.

Mineralization

Gold mineralization on the Monique property is mainly associated with three deformation zones that cross the property with an orientation of 280° and a 75° - 80° dip to the north. Gold mineralization is defined by a network of quartz/tourmaline/carbonate veins and veinlets, measuring 1 cm to 10 cm, with disseminated sulphides in the altered wall rocks. Free gold is frequently observed in the veins. A total of 12 gold zones have been observed on the property over the years, the most promising being the A, B, G and J zones.

The mineralized zones have been defined from surface to a depth of 400 m (in the G and J zones). They vary in width from less than 1 m to almost 20 m. Mineralized lenses extend laterally over few hundred metres. Gold is generally associated with 1% to 5% finely disseminated pyrite, and visible gold is common in the quartz and carbonate veins and veinlets. Albite and fuschite alteration are locally observed.

2013 Results

In early January 2013, Richmont announced that it had received the required mining permits for the Monique property. Following the completion of a bulk sample in the second quarter of 2013, and the subsequent completion of the three month pre-production phase, the Monique Mine began commercial production on October 1, 2013.

Production

In the fourth quarter of 2013, a total of 51,541 tonnes of ore from the Monique Mine were processed at the Corporation’s Camflo Mill at an average grade of 1.90 g/t, and 2,976 ounces of gold were sold at an average price of CAN$1,328 (US$1,265). Cash costs at the Monique Mine were CAN$1,290 (US$1,230), primarily a reflection of high cash costs in the first month of commercial operation as production was ramped up. Cash costs at this mine were in line with anticipated levels in the following two months of the quarter, and are expected to remain at these lower levels in 2014.

	2013	2012	2011

Tonnes	51,541	-	-
Head grade (g/t)	1.90	-	-
Gold recovery (%)	94.35	-	-
Recovered grade (g/t)	1.80	-	-
Ounces sold	2,976	-	-
Cash cost per ounce (US$)	1,230	-	-

Investment in property, plant and equipment (thousands of CAN$)	8,358	-	-
Exploration expenses (thousands of CAN$)	221	744	2,284

Diamond drilling (metres)
Definition	549	540	8,117
Exploration	1,074	3,475	3,632

Richmont expects the contractor to finish mining the Monique open-pit in the third quarter of 2014. Stockpiled ore from the mine, however, will continue to be batch processed at the Corporation’s Camflo Mill through the first half of 2015. Richmont is targeting annual production of approximately 13,000 to 16,000 ounces of gold from the Monique Mine in 2014.

Exploration

A NI 43-101 report on the Monique property resource estimate was filed on SEDAR (www.sedar.com) on February 3, 2012. Since this report, Richmont completed 7,063 m of diamond drilling on the Monique property, with drilling taking place during 2 different periods. The first one began in December 2011 and ended in March 2012, while the second one began in February 2013 and ended in March 2013. The objectives of the drilling programs were as follow:

  Condemnation drilling: 3 holes were drilled to test the lateral extension of the gold zone intersected by hole MO-200-02 for a total of 693 m;

  Definition drilling: 9 holes were drilled in the upper part of the G zone (549 m), 2 infill holes were also drilled below the proposed open pit (471 m) and 2 holes were lost in the overburden (69 m);

  Exploration drilling: 16 holes totaling 5,281 m were drilled to test IPower 3D anomalies and to verify the lateral and depth extensions of known gold zones.

Finally, in 2013, 13 holes were drilled in the overburden (238 m) to increase the precision on the depth of the bedrock.

Drilling

A 20 m grid was established by JL Corriveau, a surveying firm, in the G Zone area with lines every 20 m from section 1000E to 1320E, and from station 1000N to 1200N. The definition drill holes were spotted by Richmont employees using these lines to measure the eastern and northern coordinates.

The condemnation and exploration holes that were drilled outside of this grid were spotted by Richmont personnel using a GPS and an APS system (Azimut Pointing System).

Drilling operations were performed by a drilling contractor, under the supervision of Richmont’s geological staff.

Sampling

Since 2004, core description has been performed by Richmont’s geological staff according to the Corporation’s standards under the supervision of qualified geologist members whom are in good standing with the OGQ (Ordre des Géologues du Québec/Quebec Order of Geologists) or the OIQ (Ordre des Ingénieurs du Québec/Quebec Order of Engineers). Gemlogger software was used to enter the geological information in the database:

  Log header, hole location and parameters, surveys;

  Descriptions of the main and sub-geological units with their locations;

  Mineralized zones with their mineralogy, attitude, thickness;

  Structure, alteration and RQD.

Selected mineralized intervals were cut in half with a saw blade, one half being kept as a reference in core boxes, the other half being sent for gold grade determination. Samples from the 2012 drill program were sent to Expert Laboratory in Rouyn-Noranda, Quebec, and samples from the 2013 drilling program were sent to ALS Chemex laboratory in Val-d’Or, Quebec.

Assays

2012 samples were sent to Expert Laboratory in Rouyn-Noranda. These samples were assayed by the Fire Assay method with Atomic Absorption finish. Samples with gold values greater than 1 g/t were re-assayed by Fire Assay with a gravimetric finish. Nearly 20% of pulps from the G and J mineralized zones were re-assayed by Technilab laboratory in Ste-Germaine-Boulé, Quebec, using the same techniques.

2013 samples were sent to ALS Chemex in Val-d’Or, Quebec, to be assayed by the Fire Assay method with Atomic Absorption finish. Samples with gold values greater than 3 g/t were re-assayed by Fire Assay with a gravimetric finish. Nearly 20% of pulps and from the G and J mineralized zones were re-assayed by the Technilab laboratory in Ste-Germaine-Boulé, Quebec, using the same techniques.

Quality control

Since 2010, the QA/QC procedure for Richmont’s drilling programs consists of the insertion of a certified standard and a blank sample in every batch of 20 samples sent to a laboratory. In addition, 348 pulp samples and 380 reject samples representing roughly 20% of the mineralized samples of the G and J zones have been sent to Techni-Lab in Ste-Germaine Boulé, Quebec, for verification.

Security of samples

Logging was completed at the Beaufor Mine site, a secured area that has guards limiting access to authorized people only. In 2012, samples were brought directly to the Expert Laboratory in Rouyn-Noranda, Quebec by Richmont employees. In 2013, samples were picked up at the Beaufor Mine site by ALS Chemex technicians every morning.

Mineral Reserve Estimates

The mineral reserves estimate was carried out under the supervision of Daniel Adam, P.Geo., Ph.D., Vice-President, Exploration (Ordre des Géologues du Québec #229), an employee of Richmont. He is a qualified person and member of a professional association as defined by NI 43-101 requirements.

This mineral inventory was realized in accordance with the recommendations and regulations as set by the NI 43-101 committee.

Mineral Reserve Estimate

Reserve estimation of Monique’s G and J zones was done using all existing diamond drill hole (“DDH”) results obtained as of April 3, 2013. All DDH information was compiled in a GEMS database and all parameters were checked. Monique resources were estimated by 3D block modeling using 3D wireframes in GEMS.

Interpretation of mineralized zones was done on section and plans, and 3D wireframes were built using Gemcom Gems software. Interpretation of mineralized zones was done using geology, quartz veining and alteration, and assay results. In some cases, low grade areas were included as they were included in the whole mineralized envelope. Being thinner, more discontinuous and with a small distance between them, the J and J South zones were modeled as one zone (collectively the J Zone).

See “ITEM 3. KEY INFORMATION - D. Risk Factors – Risks Associated with the Mining Industry – The estimates of mineral reserves and forecasts of the production are subject to numerous uncertainties, and the production and recovery of reserve estimates appearing in the Annual Report may not be realized” for a discussion of the risks inherent in estimating reserves and production.

Technical Parameters

A capping level of 26 g/t Au was used for the high grade values. Before creation of 5 metre composites, all assays with a grade above 26 g/t Au were capped at 26 g/t Au. 5 metre composites were created inside and outside the mineralized zones and respectively coded. Composite length was adjusted to make all intervals equal. A nil grade was considered for parts of the DDH that were not sampled.

A block model was built in GEMS with the following parameters. A standard model was used with 3D wireframes for each mineralized zone.

Block size was chosen to fit with planned bench height and selectivity enabled by loading equipment type (block dimension: 5 m x 5 m x 10 m wide).

Topographic surveying was used to define the surface which was then used to code blocks in the air and in the overburden. The bedrock surface, defined with all available diamond drill holes and topographic surveys completed in the open pit, was used to code blocks in the overburden and in the rock. Mineralized zone wireframes were used to code the G and J zones blocks. Block grade inside the G and J zone envelopes was interpolated using composites created from respective DDH intercepts. Block grade outside mineralized wireframe was interpolated with composites from outside mineralized envelopes.

A rock density of 2.85 was used for the tonnage calculation in the rock (mineralized zones and waste). A density of 2.0 was used for the overburden.

From the block models created for the G and J zones, an optimized open pit design was worked on in 2012 by SGS Geostat using the Whittle software of Gems. Mining costs were defined from costs obtained from a local contractor. Transportation and milling costs were established considering that ore will be treated at Richmont’s Camflo Mill located 50 km away in Malartic, Quebec. The following parameters were used in Whittle to define the optimized open pit:

  Open pit slope in the overburden: 14°

  Open pit slope in the rock: based on AMEC report but 5° to 7° lower than the calculated value to take into account the addition of a ramp in the final design

  Mining cost in overburden: $3.70/t

  Mining cost in waste rock: $5.19/t

  Mining cost in ore: $5.78/t

  Ore recovery: 100%

  Dilution: 0%

  Ore transportation and milling costs: $30/t

  Gold recovery: 95%

  Gold price: $1,400/oz (CAN$)

After the determination of the optimized pit shell, SGS completed the final design of the Monique open pit with the integration of an access ramp. This is this design that is used for the mineral resource and reserve estimate of the Monique project.

The Monique open pit is expected to have final dimension of approximately 315 metres by 290 metres, a depth of 100 metres, and a stripping ratio of 5.4:1.

Estimation Methods

Grade interpolation inside the blocks was done by Ordinary Kriging. Kriging parameters were defined using the G Zone variography, which was done using 5 metre composites and SAGE 2001 software.

The grade interpolation inside the block was done by Ordinary Kriging using capped 5.0 m composites. Kriging parameters were defined using the G Zone variography. The Kriging estimate was done using a multiple pass estimation approach as summarized below:

First pass: A minimum of 2 and a maximum of 12 composites collected within a search ellipse that corresponds to the range of the first structure identified by the variography study (25 m for the major axis). A maximum of 2 composites per drill hole was used for any block estimate.

Second pass: A minimum of 2 and a maximum of 12 composites collected within a search ellipse that corresponds to about 60% of the range of the second structure identified by the variography study (80 m for the major axis). A maximum of 2 composites per drill hole were used.

Cut-off Grade

The cut-off grade used to define the mineral reserves at the Monique Mine was established at 0.85 g/t Au, and took the cost of loading and transportation to the mill, the cost of milling, the recovery of gold within the mill and the gold price (1,225 US$ / oz with an exchange rate of US$ 1.00 for CAN$ 1.06) into consideration.

Reserve Classification

As a result of the actual drill hole spacing, along with the additional infill drilling completed in 2013 and the mining of the first two benches, the entire estimated mineral reserve inside the open pit of the Monique Mine is considered to be in the Probable category. In addition, the ore material currently on the mined stockpile is considered as a Proven mineral reserve.

The reserve estimation was completed by calculating the tonnage and grade of all the blocks that were above the cut-off grade, and which were contained between the wall of the final design of the open pit and the surface topography as of December 15, 2013. The ore material that was mined between December 15, 2013 and December 31, 2013, was removed from the reserves. The resulting mineral reserves were considered to be in the probable category. The ore material on the stockpile as of December 31, 2013, was considered as Proven reserves.

An ore recovery factor of 95% and a dilution factor of 10% at a grade of 0 g/t gold were applied to the mineral reserves.

As of December 31, 2013, the Monique Mine had Proven and Probable open-pit reserves of 30,702 gold ounces. This compared to the mine’s reserve and resource base as of December 31, 2012 of Indicated resources of 55,112 ounces of gold and additional Inferred resources of 362 ounces of gold. Reserves were established in 2013 following the successful bulk sample phase realised during the second quarter of the year.

Category of reserves	Tonnes	Grade	Au
	(metric)	(g/t Au)	(oz)
Proven	14,742	1.42	673
Probable	401,118	2.33	30,029

Total (Proven + Probable)	415,860	2.30	30,702

Mining Operations and Metallurgy

Open pit mining was completed by a contractor following the 2012 pit design. As of the end of 2013, the majority of all of the overburden had been removed and the first two 10 metre benches mined.

Ore and waste separation was done using blast hole assay results. On the first 2 benches, almost all the blast hole cuttings were sampled (average of 7 kg per sample) and sent to ALS laboratory in Val d’Or, Quebec. Areas of ore and waste are delineated using the gold assay results and a cut-off of 0.85 g/t gold. As much as possible, ore and waste blocks were blasted separately in order to reduce dilution. A capping of 8 g/t of gold has been used for blast hole results.

Ore material is trucked to a stockpile located near the open pit, and is then trucked to the Corporation’s Camflo Mill for batch processing. An average gold recovery of 94.35% was achieved during the fourth quarter of 2013.

The Corporation expects that open pit mining will be completed during the third quarter of 2014. Stockpiled ore that is not processed at the Camflo Mill in 2014 will be treated in 2015.

Monique Mine		2013		2012		2011

Revenues (thousands of CAN$)		3,961		-		-

Ounces sold		2,976		-		-

Data per ounce of gold sold	US$	CAN$	US$	CAN$	US$	CAN$
Cash cost	1,230	1,290	-	-	-	-
Depreciation and depletion	268	281	-	-	-	-

Total	1,498	1,571	-	-	-	-

Average price obtained per ounce	1,265	1,328	-	-	-	-

3.	Island Gold Mine, Dubreuilville, Ontario, Canada

Location and Property Description

The Island Gold Mine is located approximately 83 km northeast of Wawa, Ontario, in the Sault Ste. Marie Mining Division. Dubreuilville, Ontario, is approximately 10 km northwest of the Island Gold Mine.

Description of Mining Rights

The Island Gold property is divided into seven parts and consists of 203 patented, leased and staked claims totaling 7,168 ha.

Property	Number of	Area (ha)	Expiration date	Richmont Mines
	claims			Ownership (%)
Kremzar	21	390	Patented Claims: taxes are paid every year, 2 Mining Leases: 02/28/2022 to 06/30/2030	100

Lochalsh	34	366	Patented Claims: taxes are paid every year Mining Leases: 06/30/2030 to 03/31/2033 Claims: 02/06/2015 to 04/25/2015	100

Goudreau	64	1,002	60 Patented Claims: 4 Patented Claims: taxes are paid every year 1 Claim: 08/20/2015	100 69

Island Gold	34	4,601	Claims: 03/01/2014 to 07/14/2019	100

Edwards	43	705	Patented Claims: taxes are paid every year Claim: 04/05/2014 to 08/28/2017	100

Ego	3	64	Patented Claims: taxes are paid every year Claims: 06/05/2014	100

Salo	3	40	Patented Claims: taxes are paid every year Claims: 06/08/2015 to12/28/2015	100

The claims are expected to be renewed by applying excess credits available before the anniversary date. Taxes are paid annually to the government to keep Patented Claims and Mining Leases in good standing. Richmont Mines has an internal procedure to ensure monitoring of the claim expiry dates. All of these mining claims, mining leases and patented leases were in good standing in 2013 and are expected to be for 2014. A detailed list and map of locations can be found in the Island Gold 43-101 technical report dated March 31, 2014, and filed under the Corporation’s profile on the SEDAR website at www.sedar.com.

Summary of Agreements

Richmont Mines entered into an agreement with Patricia Mining on August 28, 2003. Under the agreement, Richmont Mines completed a private placement investment of $1.0 million in common shares of Patricia Mining at $0.50 per share and obtained an option to acquire a 55% interest in the Island Gold property by investing up to $10 million or by bringing the project into commercial production. This initial investment was used to partly finance a $3 million exploration program on the Island Gold property. On December 3, 2004, Richmont Mines decided to invest up to an additional $10 million in order to acquire a 55% interest in the project. Richmont Mines became the project operator as of January 1, 2005. The Corporation acquired its 55% interest during the course of the fourth quarter of 2005, after having fulfilled its obligation to invest $10 million toward the project’s development.

In January 2006, Richmont Mines and Patricia Mining announced the purchase of the remaining joint venture interest of Algoma Steel Inc. (“Algoma”) in the Goudreau property near Dubreuilville, Ontario, for $100 thousand. The property remains subject to a 15% net profits interest (“NPI”) royalty as per the original joint venture agreement between Algoma and Patricia Mining.

On December 16, 2008, Richmont Mines acquired all of the common shares of Patricia Mining that it did not already own pursuant to a plan of arrangement under the Business Corporations Act (Ontario). Following this transaction, Richmont’s ownership interest of the Island Gold Mine increased to 100%.

On May 9, 2012, Richmont Mines acquired Red Pine Exploration’s remaining 25% interest in the Edwards property, bringing the Corporation’s ownership to 100%, and on June 13, 2012, the Corporation acquired the Salo property, which includes 3 claims located to the east of the Island Gold Mine.

On October 16, 2013, Richmont Mines signed a land and mining rights agreement (the “Agreement”) with Argonaut Gold Inc., owner of the Magino Gold Project that is adjacent to the Corporation’s Island Gold Mine. The Agreement will enable Richmont to extend the western boundary of its Island Gold Deep Project by a distance of 585 metres thus increasing the project’s exploration potential towards the west. Mining rights below a depth of 400 metres were also secured on several claims to the south of the Island Gold Deep project, thus adding to the project’s exploration potential at depth. As part of the Agreement, Richmont will acquire Claim SSM 722481 in its entirety, which immediately abuts Island Gold’s Localsh Zone, where reserves and resources currently exist and where mining is currently taking place. In exchange, Argonaut will receive exploration and mining rights from surface to a maximum depth of 400 metres on certain Richmont claims that border the Magino Gold Project, providing it with greater flexibility in its project development. Under the terms of the Agreement, Richmont will receive a net payment of $2.0 million in cash from Argonaut upon completion of the land transactions.

Ownership of Mining Rights

All mining titles on the Island Gold project were jointly held by Richmont Mines (55%), and Patricia Mining (45%). Since the acquisition of Patricia Mining on December 16, 2008, Richmont Mines holds 100% of all mining titles relating to the Island Gold property with the exception of 4 patented claims of the Goudreau property (2490, 2491, 2666 and 2667), for which Richmont Mines owns 69% and the remaining 31% is held by a third party. Following the acquisition, the mining rights owned by Patricia (45%) were transferred to Richmont Mines in February and March 2009.

Mining Royalties

Island Gold properties held by Richmont Mines are subject to the payment of royalties and financial contractual obligations. Details can be found in the Island Gold 43-101 technical report dated March 31, 2014 and filed under the Corporation’s profile on the SEDAR website at www.sedar.com.

The Kremzar property is subject to a 4% NSR payable to Algoma which becomes payable to Algoma pursuant to the Algoma Royalty Agreement.

The Kremzar property is also subject to a 3% NSR payable to Teck, which is payable until such time as the Algoma NSR becomes payable. In the event that the Algoma NSR becomes payable and is reduced below 4%, Teck will be entitled to receive an NSR equal to 50% of the amount by which the Algoma royalty is reduced, payable on the same terms as the Algoma NSR.

The Lochalsh property is subject to a 3% NSR payable to Teck. The Island Main and Lochalsh zones, as well as a part of the Island Gold Deep mineral resources, are located on this property.

The Goudreau property is subject to a 2% NSR payable to Teck and a 15% net profit interest (“NPI”) royalty payable to Algoma. The portion of the Island Gold Deep mineral resources that are located on this property include the 4 patented claims for which Richmont Mines owns 69% and the remaining 31% is held by a third party (claims 2490, 2491, 2666 and 2667). The 31% interest held by the third party is not subject to any royalties or NPI.

The Salo property is subject to an NSR royalty of 2%.

Red Pine Exploration owns a 2% NSR on the Edwards property.

Environmental Obligations and Permits

A new closure plan was submitted in April 2013, to amalgamate the existing closure plan (Localsh and Kremzar) and include infrastructure associated with the new Island Gold Deep project. Richmont is still waiting for the approval of this new closure plan, and expects to receive it in the first half of 2014.

  Studies and work were completed during the year to meet the requirements associated with the new closure plan (a hydrogeological study and installation of monitoring wells);

  The total closure cost estimate is $1.6 million. Richmont has previously provided financial security for the closure costs of the Kremzar Site totaling $979 thousand and the Lochalsh Site totaling $188 thousand; therefore, a total of $1.2 million has been provided as financial guarantee for the Island Gold Mine and submitted to the Director, Mineral Development and Rehabilitation, MNDM.
  Richmont has submitted a certified cheque for the outstanding amount of $410 thousand to fulfill its financial commitments for the mine closure;

  An application for an amendment to our existing Environmental Compliance Authorization (ECA: 6323-8GBRXV) for air and noise was submitted in the Fall of 2013. The purpose of this application was to address action items provided by the provincial Ministry following an inspection, obtain approval for new and previously unapproved equipment and obtain an ECA with Limited Operational Flexibility. Time required to process such requests is normally one year.

Infrastructure

The Island Gold Mine infrastructure includes the primary tailings pond, the secondary settling pond, the Kremzar Mill (a carbon-in-pulp mill with a capacity of 850 tonnes per day), the Lochalsh ramp and portal, the mine access road, and the hydro lines. An office, a core logging and storage facility, and a locker-room are also located on the Kremzar Mine site.

Location of Mineralized Zones

The mineralized zones, including the reserves and resources of the Island Zone and underground infrastructure, are located on mining leases 991853, 991854 and 991852 and patented claim 2075 of the Lochalsh property, and the ramp and waste pad are on patented claims 1776 and 1710 of the Goudreau property. The reserves and resources of Lochalsh are located on mining leases 825288 and 825287 of the Lochalsh property. The Goudreau resources are located on patented claim 3817 of the Goudreau property. The deep C Zone estimated mineral resources at the Island Gold Mine are principally located on the Lochalsh mining lease 825288 and on Goudreau patented claim 2491.

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

Local Resources and Infrastructure

Wawa has a population of approximately 3,500. Dubreuilville, originally a forestry community, has a population of approximately 900. The Island Gold Mine is also within a few kilometres of railway lines operated by Canadian National Railways and Algoma Railways. Sidings for each of these railway lines are located in the villages of Goudreau and Lochalsh.

A power substation connected to the provincial power grid, water supply, gravel roads, offices, maintenance buildings and living accommodations are all available within the mine area. Power is supplied by Algoma Power Inc. (formerly Great Lakes Power Corporation).

Richmont Mines also offers living accommodations and flexible schedules to its employees. Training is offered in order to maintain a local qualified workforce.

Physiography

The property area is within the Precambrian Shield adjacent to Lake Superior, in an area of low rolling hills that trend in an east-west direction with widespread swamps, and mixed forests of broadleafs and conifers. Property relief is low, from a high point of 488 metres above sea level near the Miller and Maskinonge Lakes, to a topographic low point of 381 metres above sea level near Goudreau Creek. The Mine area has been partially logged.

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

Patricia Mining acquired the project in 1996 and completed 16,862 metres of diamond drilling in 49 holes on the Island deposit and Lochalsh Zone between 1996 and 2002. In 2004, Patricia Mining started an underground exploration program and completed a resource estimate at a cost of $3.0 million. A total of 125 metres of exploration drifts, 53 metres of ore sill and 8,137 metres of drilling were completed.

In 2005, Richmont Mines completed 2,111 metres of underground development and 7,903 metres of delimitation drilling. A total of 7,259 tonnes with a content of 6.23 g/t Au from ore development were stockpiled on the surface.

In 2006, Richmont Mines continued the exploration program. A total of 3,469 metres of development were completed including 506 metres of ramps and 1,700 metres of ore silling. A total of 56,861 tonnes of development ore with a content of 6.96 g/t Au were stockpiled on the surface. At the end of December 2006, a total of 41,531 tonnes of mineralized material grading 4.80 g/t Au were processed at the mill. A total of 28,149 metres of underground diamond drilling were performed on the Island Zone, and 10,602 metres of drilling were completed from the surface on the Lochalsh and Goudreau zones. Reserve and resource estimates were performed by Genivar in 2007 based on this work.

On October 1, 2007, Island Gold began commercial production. On December 16, 2008, Richmont Mines acquired all of the outstanding shares of Patricia Mining, increasing its ownership of the property to 100%, with the exception of four claims on the Goudreau property, for which Richmont owns a 69% interest.

During 2009, underground drilling at the Island Gold Mine included 212 drill holes totaling 26,914 metres. Approximately half of these metres were exploration holes in the Lochalsh, Goudreau and Extension-2 zones. The drilling confirmed the presence and continuity of the targeted zones. A surface diamond drilling program was implemented in conjunction with the underground drilling. The goal of this program was to primarily test the near surface eastern and western extensions of the known zones in the vicinity of Island Gold Mine.

In 2010, Richmont Mines continued its underground exploration program via drilling and drifting in order to improve the quality of the resources, convert resources to reserve categories and increase the overall resource base. The excavations were done in waste rock to continue the exploration access drifts towards the Extension-2 sector of the E1E Zone, the Goudreau and the Lochalsh zones. This development also permitted exploration diamond drilling in the Extension-2 sector of the E1E Zone, the Lochalsh and the Goudreau zones. During 2010, underground drilling at the Island Gold Mine included 12,110 metres of definition drilling and 24,423 metres of exploration drilling. These metres were exploration holes in the Lochalsh, Extension-1, Goudreau and Extension-2 zones. Drilling confirmed the presence and continuity of the targeted zones. The delineation drilling into the Extension-1 sector of the E1E and the Lochalsh sector permitted the conversion of Probable reserves into Proven reserves. The exploration drilling in the Extension-2 sector of the E1E confirmed the location of the known resource, and resulted in the conversion of a portion of the resources into Probable reserves. A surface diamond drilling program was implemented in conjunction with the underground drilling during 2010. The goal of this program was to primarily test the eastern, western and depth extensions of the known zones in the vicinity of Island Gold Mine. The 2010 surface exploration drill program was completed in December 2010, and consisted of 30,015 metres. The drilling on the projected eastern, western and depth extensions of the mine structure horizon was successful in identifying the continuance of similar alteration, mineralization and shearing over one kilometre east of the Island Gold Deposit under Goudreau Lake.

A total of 58,958 metres of drilling were completed in 2011. Nearly 26,000 metres of underground definition drilling were completed in the areas of Lochalsh, Goudreau and Extensions 2 and 3. These and other holes allowed for the conversion of a portion of the resources into reserves. Drilling below the 400 level was mainly done from the surface and once again demonstrated the potential at depth of the mine. More specifically, drilling identified four main areas (G, C, D and E1E) between the -500 and -900 m levels over a 150 metre corridor extending between the Main Island and Lochalsh areas.

A total of 85,509 metres of drilling were done at Island Gold in 2012, nearly 60,534 metres of which were done underground. Definition drilling, in Lochalsh, Goudreau and Extensions 2 and 3 along with other drill holes, permitted part of the resources to be converted into reserves. Drilling below the 400 metre level was done from surface and from underground, and demonstrated the potential at depth of this mine (Island Gold Deep program). More specifically, the drilling resulted in a first mineral resource estimation for the C Zone at depth in January 2013.

During 2013, nearly 100,000 metres of drilling were completed underground at the Island Gold Mine, including approximately 62,000 metres for the Island Gold Deep exploration program, 20,000 metres of definition drilling and 18,000 metres of exploration drilling in the other areas of the mine. Exploration holes in Island Gold Deep sectors from the west, below Lochalsh, to the east, below Extension 1, confirmed the presence and continuity of the deep C Zone and of some parallel zones, and resulted in an important increase in gold resources. The definition-delineation drilling into the upper sectors of the mine and below Extension-2 also renewed the mineral reserves of the mine.

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

Mineralization

Within the GLDZ there are a series of parallel shear zones, up to 25 metres wide by several hundred metres long, with dips ranging from -70° to -90°, which host the gold mineralization. Moderate to high strain intensity is present within the shear zones containing pervasive alterations occurring in the form of iron carbonate, silica and calcite. Within areas of intense sericitization and silicification with 2% to 5% pyrite are narrow, sub-parallel quartz veins carrying gold mineralization. Gold is found primarily in quartz stringers and in veins 1 cm to 1.5 metres wide. Finely disseminated gold occurs in clusters up to 3 mm in diameter.

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

The mineralized Island Gold Deep C Zone, which is being defined, corresponds to the continuation at depth of the mineralized zones which are mined at present above the -400 m level. The mineralization undergoes an inflection southward between the -400 m and -500 m levels, before returning with a high dip southward at depth. The average width of the deep C Zone resource is approximately 4.5 metres, which is above the average of 2.7 metres in mineralized zones above the -400 m level. Also, it seems that the number of gold-bearing quartz veins inside the alteration zone of the C Zone is slightly greater, with approximately 60% of the drill holes inside the first resource containing some visible gold, which translates into a higher average grade. Island Gold Deep mineral resources now also include 6 additional zones that are sub-parallel to the C Zone.

2013 Results

Production

For the 12 months ended December 31, 2013, 244,631 tonnes of ore were processed at the Island Gold Mine at an average grade of 4.65 g/t, and 35,113 ounces of gold were sold at an average price of CAN$1,434 (US$1,392) per ounce. This compared to 2012, during which 246,743 tonnes of ore were processed at an average grade of 5.45 g/t, and 41,686 ounces of gold were sold at an average price of CAN$1,665 (US$1,666) per ounce. The year-over-year change reflected a 15% decline in recovered grades and a slight decrease in tonnage. Cash costs at Island Gold increased to CAN$1,124 (US$1,092) in 2013 from CAN$884 (US$884) in 2012, primarily as a result of a lower recovered grade and higher milling cost.

For the 12 months ended December 31, 2011, 261,731 tonnes of ore were processed at an average grade of 6.10 g/t, and 49,196 ounces of gold were sold at an average price of CAN$1,549 (US$1,566) per ounce. The annual variance from 2011 to 2012 reflected a 6% decrease in tonnage and a 10% decline in recovered grades, the effects of which were partially mitigated by a slightly improved gold recovery rate. 2012 cash costs at Island Gold increased from the 2011 level of CAN$758 (US$766), primarily as a result of a lower recovered grade.

	2013	2012	2011

Tonnes	244,631	246,743	261,731
Head grade (g/t)	4.65	5.45	6.10
Gold recovery (%)	96.09	96.45	95.91
Recovered grade (g/t)	4.46	5.25	5.85
Ounces sold	35,113	41,686	49,196
Cash cost per ounce (US$)	1,092	884	766

Investment in property, plant and equipment (thousands of CAN$)[1]	27,770	8,364	4,959
Exploration expenses (thousands of CAN$)	4,532	10,969	5,549

Deferred development (metres)	1,939	1,135	1,821

Diamond drilling (metres)
Definition	19,971	16,425	13,080
Exploration	17,736	69,084	45,878
[1]	Includes investments at Island Gold Deep.

Exploration

Richmont’ objective is to increase the reserves and the resources of this property and in the Corporation’s opinion it remains confident regarding the long-term possibilities of Island Gold. To this end, an exploration drilling program totalling nearly 62,000 metres was completed in 2013 on Island Gold Deep from underground exploration drifts.

Definition and delineation drilling was completed during 2013 near the mine infrastructure, which resulted in a mining depletion replacement of the gold reserves of the mine. The Corporation plans to complete 34,000 metres of drilling at Island Gold in 2014 with the purpose of defining new reserves and resources near current infrastructure as well as increasing the quality of the resources, with infill drilling, in the upper part of the Island Gold Deep C Zone.

The development of Island Gold Deep advanced well in 2013, with an additional 850 linear metres of ramp development completed during the year. As of December 31, 2013, the ramp had reached a vertical depth of 574 metres, and is expected to reach an approximate depth of 610 metres by the end of the second quarter of 2014, and 635 metres by the end of 2014. The Corporation continues to advance and develop the project through internally-generated cash flows.

Drilling

Most of the definition drill holes are planned on vertical cross-sections, in order to intercept mineralized zones at right angles along a grid spacing of 20 metres by 15 metres. Drilling operations are performed by a drilling contractor, under the supervision of the geological staff at the Island Gold Mine. Underground drill holes are BQ or NQ calibre. Core recovery is approximately 100%. The drill core is logged in detail by experienced and highly skilled staff, following established guidelines for the Island Gold Mine. A rock quality designation (“RQD”) analysis was completed for most of the drill holes drilled in the 2013 program and the RQD for the zones are generally excellent (› 90%). The interpretation and development of each section was completed after receipt of the drill hole assays and section plots. This interpretation served to complete the reserve and resource estimates.

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

Assays

During 2013, core samples were sent to Expert Laboratory in Rouyn-Noranda, QC, to Actlabs Laboratory located in Geraldton, Ontario and also to AGAT Laboratories in Mississauga, Ontario. Many underground muck and chip samples, as well as some drill holes samples, were also sent to the Wesdome assay lab in Wawa, Ontario in order to expedite results.

Gold assays are completed by fire assay with 30 g of material with either a gravimetric or AA finish. The cut-off for gravimetric versus AA finish, has been established at 3 g/t Au. The detection limit for gold is 3 ppb. Rejects and pulps are kept by the laboratory or stored at the Island Gold site. These methods and the routine sample preparation are described in the following section. A detailed procedure can be found in the Technical Report for the Island Gold Mine as of March 31, 2014, filed under the Corporation’s profile on the SEDAR website at www.sedar.com.

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

In 2013, the QA/QC program was still in place with the addition of certified standards applied to samples submitted to the laboratory (AGAT Laboratories in Mississauga, Ontario, Expert Laboratory of Rouyn-Noranda, Quebec, and Actlabs of Geraldton, Ontario). Each laboratory has its own QA/QC program with the addition of analytical blank standards and certified reference standards to each batch of assays.

The assays supporting the Island Gold Mineral Resource estimate are based on sample preparation and analytical protocols that meet standard industry practice.

Security of Samples

In 2005, the core logging facility and core storage area were established on the Kremzar Mine and milling site. A trailer was installed on site and is used as a core logging facility. A separate room was installed for core sawing and sample packing. The cores are stored outdoors in covered racks or as separate cross-piles. There is a gate on the mine access road and there are personnel working on site at all times. Individual sample bags are sealed. The samples are placed in large rice fiber bags and placed on pallets. Samples are transported by a third party transportation company. The underground channel samples are shipped to the River Gold laboratory in Wawa, Ontario, by Island Gold staff.

In 2012, a new and more functional coreshack was built near the old one on the Island Gold Mine site.

Mineral Reserve Estimates

Proven and Probable reserve levels at the Island Gold Mine were successfully replaced year-over-year, and were estimated at 143,505 ounces of gold at a grade of 6.09 g/t at December 31, 2013. This compared with Proven and Probable reserves of 141,456 ounces of gold at a grade of 5.60 g/t at December 31, 2012. The annual variation reflects gold sales of 35,113 ounces from this mine during 2013, offset by additional reserves obtained following the completion of 19,971 metres of definition drilling completed during the year. Proven and Probable reserves at December 31, 2011 were 171,814 ounces of gold at a grade of 5.57 g/t, and the decrease from 2011 to 2012 was attributable to gold sales of 41,686 ounces from this mine in 2012, offset by the partial replenishment of reserve levels as a result of definition drilling completed during 2012.

At December 31, 2013, mineral reserve estimates were supervised by Daniel Adam, P.Geo., Ph.D., Vice-President, Exploration, an employee of the Corporation, who is a qualified person under NI 43-101. Factors and parameters used in the determination of the mineral reserve estimates are based on the knowledge of the employees of the Island Gold Mine as of December 31, 2013.

The mineral reserve estimates were carried out in accordance with NI 43-101 recommendations and regulations. Mineral reserves were classified according to the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) classification and adopted by the CIM Council on December 11, 2005. All standards generally accepted in the mineral industry as well as NI 43-101 recommendations and CIM regulations for mineral reserve estimates have been fully complied with.

Mineral Reserve Estimate

The database and the parameters used to estimate the mineral reserves are based on the results from 2013, the forecast for 2014 and information available as at December 31, 2013 (January 21, 2014 for the zones at depth). The technical parameters were reviewed by Daniel Adam, P.Geo., Ph.D., Vice-President, Exploration, an employee of the Corporation. Thus, both the dilution and the ore-recovery factors by mining methods used in the reserve estimate are based on mining methods. All these factors and parameters will be updated on an annual basis in order to account for changes in mining operations.

The conversion of mineral resources to reserves is based on economic feasibility. As per NI 43-101, only mineral resources in the Measured and Indicated categories can be used to establish the estimate of mineral reserves.

See “ITEM 3. KEY INFORMATION - D. Risk Factors – Risks Associated with the Mining Industry – The estimates of mineral reserves and forecasts of the production are subject to numerous uncertainties, and the production and recovery of reserve estimates appearing in the Annual Report may not be realized” for a discussion of the risks inherent in estimating reserves and production.

Technical Parameters

The main parameters used to estimate mineral reserves and mineral resources are as follows:

  A cut-off grade of 3.75 g/t Au estimated using a gold price of US$1,225 per ounce and an exchange rate of CAN$1.06/US$1.00;

  Grades were capped at 75 g/t Au for all zones, with the exception of Island Gold deep C and B zones, where 95 g/t was used, while all other Island Gold Deep zones were capped at 40 g/t;

  A minimum true thickness of 2.0 metres based on the mining method (longitudinal long holes);

  An average rock density of 2.82 t/m3 is defined, 2.80 t/m3 for Island Gold Deep zones;

  Ore mining recovery: 95% for designed stopes - pillars between stopes have been excluded;

  External dilution: an average dilution rate of 19% of waste at a grade of 0.5 g/t Au is assumed for stopes. A dilution rate of 30% is assumed for development;

  Excluded mill recovery of approximately 95%.

Estimation Methods

At the Island Gold Mine, the Gemcom GEMS 6.3.1 software was used to prepare the resource estimation. The reserve and resources estimates were calculated following two distinct methods. Reserve estimation was done with block model using an inverse distance to the power 2 calculation for Island Main, Lochalsh and Goudreau sectors and also Island Gold Deep D, D1, E1E, G and G1 zones.Ordinary Kriging has been used for Extension 1 and 2 as well as for Island Gold Deep C and B zones. The polygonal method was used for Extension 3 resource estimation.

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

Cut-off Grade

The cut-off for stopes was established at 3.75 g/t Au. This cut-off was calculated using, among other things, 2013 production costs and anticipated 2014 production costs.

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

Dilution and mining recovery rates are included in the reserve estimation.

Reserve Table

As of December 31, 2013, the mineral reserves of the Island Gold Mine are estimated at:

Reserve Categories	Tonnes	Grade	Au1
	(metric)	(g/t Au)	(oz)
Proven	251,572	5.95	48,086
Probable	481,775	6.16	95,419

Total (Proven + Probable)	733,347	6.09	143,505
•	Before mill recovery of 95%

As of December 31, 2013, the mineral reserves at Island Gold were 143,505 ounces of gold, calculated using a long-term gold price of CAN$1,300 per ounce, an exchange rate of CAN$1.06=US$1.00, and an expected mine life of approximately three years.

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

Gold recovery of the CIP circuit at the Kremzar mill is approximately 95%.

For the 12 months ended December 31, 2013, 35,113 ounces of gold were sold at an average price of CAN$1,434 (US$1,392) per ounce. This compared to 2012, during which 41,686 ounces of gold were sold at an average price of CAN$1,665 (US$1,666) per ounce. Cash costs at Island Gold increased to CAN$1,124 (US$1,092) in 2013 from CAN$884 (US$884) in 2012, primarily a reflection of the decrease in recovered grade and higher costs per tonne due to higher surface, administrative and milling costs year over year, which was mainly attributable to mechanical problems at the mill during the second quarter of 2013 that necessitated the short-term rental of equipment from an outside supplier.

		2013		2012		2011

Revenues (thousands of CAN$)		50,487		69,631		76,456

Ounces sold		35,113		41,686		49,196

Data per ounce of gold sold	US$	CAN$	US$	CAN$	US$	CAN$
Cash cost	1,092	1,124	884	884	766	758
Depreciation and depletion	221	228	181	181	161	159

Total	1,313	1,352	1,065	1,065	927	917

Average price obtained per ounce	1,392	1,434	1,666	1,665	1,566	1,549

4.	Exploration Projects and Other Properties

General

Richmont Mines owns or holds interests in many mining properties at different stages of exploration. The following table outlines Richmont Mines’ interest in its exploration properties as at December 31, 2013.

Property	Year of acquisition	Number of Mining titles	Participation[1]
Quebec
Wasamac	1988	4	100%
Camflo Northwest	2005	13	80%
Ontario
Sewell	2002	6	100%
Cripple Creek	2002	27	100%
[1]	The Corporation will be required to pay royalties if some of these properties are brought into commercial production.

4.1	Francoeur, Rouyn-Noranda, Quebec, Canada

The Francoeur Mine was closed on November 30, 2012 and ceased mining operations on March 6, 2013 (within the meaning of federal regulations). Detail information on the Francoeur property is presented as residual ore was milled and gold ounces were produced in 2013. Financial results of the Francoeur Mine are presented as a discontinued operation on the Corporation financial statements.

Location and Property Description

The Francoeur property is located 25 km west of Rouyn-Noranda, Abitibi, Beauchastel Township, ranges IV and V, lots 1 to 9.

Description of Mining Rights

The Francoeur property consists of 16 mining claims, 3 mining concessions and 5 mining leases totalling approximately 505 ha.

Number of mining titles	Area	Expiration date
	(ha)
16 mining claims	170.57	Claims expire between 04/24/2014 and 10/05/2015
3 mining concessions	230.21	Mining concessions 194, 322 and 326: 01/31/2015
5 mining leases	103.95	Mining leases 776, 825, 826 ,849 and 1006 expire between
		09/07/2015 and 06/26/2032

24	504.73

All of these claims are expected to be renewed before the anniversary date by applying excess credits available or by the execution of the required works. For the mining leases, taxes are paid to the government every year to keep them in good standing. For mining concessions, geological work is performed to keep it in good standing and taxes are paid every year. Richmont Mines has an internal procedure and an external control to insure appropriate follow up regarding claim expiry dates. All the mining claims, mining concessions and mining leases were in good standing in 2013 and are expected to be for 2014. A mining lease was obtained for the West Zone area in 2012. Two claims were suspended following the reception of the mining lease, as a result of their area having been modified. A detailed list and map of locations can be found in the amended technical report for the Francoeur Gold Property as of August 17, 2012 filed under the Corporation’s profile on the SEDAR website at www.sedar.com.

Ownership of Mining Rights

All mining titles on the Francoeur property are held by Richmont Mines.

Mining Royalties

There are no royalties or back-in-rights related to any of the mining claims, mining leases and mining concessions.

Environmental Obligations and Permits

Following the announcement of the end the mining activities, Richmont Mines stopped mine dewatering on March 18, 2013 and ceased mining operations on March 6, 2013 (within the meaning of federal regulations). Richmont has begun the preliminary cleaning and restoration work on this property. Environmental characterization will be carried out towards the beginning of the second quarter of 2014. Following this study, Richmont will validate the restoration to be completed, and will be able to submit a rehabilitation plan.

Infrastructure

The Francoeur property includes two vertical shafts with their headframes. The 477-metre shaft No.6 provided access to levels 4 to 11, and served thereafter for ventilation purposes. A machine shop, a core shack and a warehouse are regrouped in this same area.

The 818-metre Jean-Guy Rivard shaft (No.7) is located 650 metres northeast of the No.6 shaft. The Jean-Guy Rivard shaft was sunk by Richmont Mines, giving access to six additional levels (12 to 17). The headframe also included a service building containing a covered ore bin, the main office and a dry room. A hoist room, an air compressors room, an electric room are grouped in this same area.

There are no mill facilities at the site, and accordingly, no mine tailings were left in place, except in the area of the old tailings between shaft No.1 and No.2 in the eastern part of the property.

From 1993 to the end of mining activities in 2001, the ore was sent to Richmont Mines’ Camflo Mill in Malartic, Quebec. Waste contained 0.4% sulphur, and the material had a positive neutralizing potential and did not generate acidic drainage (H2SO4). Richmont Mines also used the Camflo Mill to treat the ore from the West Zone in 2012. Consequently, no mine tailings have been stored on the site. Only a non-acid generating waste stock pile is on the site.

Location of Mineralized Zones

The Francoeur No.3 deposit constitutes the main ore zone of the Francoeur property which was mined until 2001 down to the 17th level by Richmont Mines. The No.3 deposit is hosted in the metavolcanic rocks of the Blake River Group. Gold mineralization mainly developed in the ductile Francoeur-Wasa shear zone. The mineralized zone extends for at least 1,200 metres down dip from surface to beyond the 17th level. It is a composite orebody consisting of four distinct ore zones, three of which occur within the Francoeur-Wasa shear zone.

The “West Zone” is located to the west of the No.3 deposit. It is composed of two zones, the Main Zone (West) and the Footwall Zone (FW), both located in the Francoeur-Wasa shear zone and dipping northward at about 30° to 40°. Gold-bearing mineralization is closely associated with albite-pyrite alteration. This zone apparently differs from the No.3 orebody by its apparent NW plunge instead of the NE plunge generally observed elsewhere.

Accessibility

The property is easily accessible by Provincial road 117 that joins Rouyn-Noranda, Quebec, and the small community of Arntfield, Quebec. From there, a secondary road (Provencher Avenue North) leads northwest for 3.2 km to the Francoeur No.6 and Jean-Guy Rivard shafts. A number of gravel and bush roads crosscut the property over a few hundred metres in all directions.

Climate

The average temperatures are -17.2° C in January and +17.2° C in July based on measurements taken over 30 years in this area. There is an average monthly maximum of 61 cm of snowfall in December and 101.9 mm of rain in September.

Local Resources and Infrastructure

Rouyn-Noranda (pop. 41,475) is a well established mining community offering a vast amount of services. The Horne copper smelter is the most important employer with a workforce of more than 500.

Hydro-Québec electric power is available on the mine site from an hydro line located along the access road and connected to a provincial hydro line which runs along Provincial Highway 117.

The Ontario Northland Railway runs south of the property, parallel to Provincial Highway 117.

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

In 1936, zones 2 and 3, located at more than 549 metres west of Zone 1, were discovered through drilling along the Francoeur-Wasa shear. Additionally, a 45° incline shaft (No.2) was sunk to a depth of 183 metres with four development levels (132, 221, 311 and 399 foot levels) in the lower footwall of Zone 2. In 1938, a 150 short ton per day concentrator was built on the property, and mining of both No.1 and No.2 deposits began immediately thereafter. In 1939, Zone 8 was discovered approximately 244 metres north of the Francoeur-Wasa shear. This zone was opened as early as 1940 through a cross-cut driven from the second level of Zone 2. On the third level, the drift was extended approximately 914 metres to the west to reach and mine the ore of Zone 3. Between August 1938 and March 1947, Francoeur Gold Mines Ltd. produced 94,303 ounces of gold from 520,363 tonnes of ore with a recovered grade of 5.6 g/t of gold (Brown, 1962).

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

During 1973 and 1974, the property was optioned to Kerr Addison Mines Ltd. and Noranda Exploration Corporation Ltd. They drilled five holes along the Francoeur-Wasa shear zone with little success (GM 29431, GM 30512). Finally, exploration work, including three deep holes (FR-82-1, 2 and 17), was carried out from 1980 to 1984 by Long Lac Exploration Ltd. (GM 40041, GM 41362).

In October 1985, Rouyn Mining Resources (“RMR”, now Richmont Mines) signed an option agreement with Lac Minerals to acquire a 50% interest on the Francoeur property. An assessment of the property was commissioned in order to evaluate the remaining resources left in place by Wright-Hargreaves. Karpoff (1986) evaluated that approximately 416,402 tonnes grading 7.54 g/t Au were still accessible by the Wasamac shaft No.2 (now shaft No.6).

In the spring of 1986, RMR started the dewatering and the rehabilitation of the underground infrastructure. In 1986 and 1987, a total of 27,799 m of surface diamond drilling in 75 holes was carried out on zones 1, 2, 8 and below the 11th level of Zone 3. At the same time, surface facilities were installed and underground diamond drilling confirmed the previously reported in situ reserves. The surface diamond drilling program delineated more than 1 million tonnes of possible reserves under the 11th level of Zone 3.

During the spring of 1988, RMR extracted a 23,111 tonne bulk sample grading 6.8 g/t Au from the No.3 deposit. The ore was successfully processed at Lac Minerals Ltd.’s mill located in Malartic, Quebec and mining operations from the No.6 shaft started the same year.

Considering the shallow dip of the Zone 3 (42°N), it was then evaluated that it would be more profitable to sink a new shaft 650 m north of the No.6 shaft thereby giving access to the resources found under the lowest level (11th). As a result, the Jean-Guy Rivard (No.7) shaft was sunk in May 1989 to a final depth of 818 metres.

In June 1991, RMR’s name was changed to Richmont Mines Inc.

On October 1, 1991, development work was completed and commercial production began at a rate of 400 tonnes per day. From 1992 to 1994, production was increased from 500 tons to 800 tonnes per day.

In June 1992, Richmont Mines acquired Lac Minerals’ 50% share of the Francoeur and Wasamac properties.

In 1993, Richmont Mines bought the Camflo Mill and began processing Francoeur’s ore. The ore was previously processed at East Malartic Mill (Quebec) and Deak Resources in Virginiatown, Ontario.

The exploration program conducted at the Francoeur property in 1997 was successful in discovering Zone 7, which differed, in terms of dipping, from the No.3 deposit. This zone dipped south (70-75°) while the main gold-bearing structure dipped north (40-45°). Following the discovery of Zone 7, a major development program was undertaken in 1998. Rehabilitation work was done in shaft No.6 and access drifting and infill drilling commenced on levels 4, 6 and 7. In 1999, development work on levels 4, 6 and 7 and related sublevels were completed. Commercial production of Zone 7 resumed at the beginning of February 2000.

From 1991 to 2001, the Francoeur Mine produced 1,701,892 tonnes of ore at a grade of 6.31 g/t (345,436 ounces of gold).

In 2001, Richmont Mines conducted exploration work in the west part of the mine. A new resource was identified, the West Zone, but given the low gold price, the development work required to mine this resource made the project uneconomic. Subsequent to the closing of the mine in November 2001, Richmont Mines acquired the adjacent Norex property in February 2002.

The 2002-2003 exploration drilling programs (7,801 m) successfully increased the West Zone mineral resources to 884,514 tonnes grading 7.9 g/t Au. However, the feasibility study demonstrated that any effort to resume production by deepening the Jean-Guy Rivard shaft would be marginally profitable at that time. The mine was subsequently flooded and restoration of the site began.

Following the closure of the mine, minimal exploration work was conducted to keep the mining concessions and leases in good standing and only 4 exploration holes were drilled from surface between 2005 and 2007. The target was an auriferous shear subsidiary to the Francoeur-Wasa shear zone. As a result of higher gold prices, Richmont re-assessed the Francoeur resources and decided to proceed with an exploration program.

An exploration drilling program was completed in 2009 with approximately 7,500 m of drilling.

An NI 43-101 technical report was produced in 2009 and the dewatering of the mine was undertaken. At the end of 2009, 8 out of the mine’s 17 levels had been dewatered, and the surface infrastructure had been fully re-commissioned. The Corporation began drift excavation and underground mine preparation work on this property when dewatering of the mine was completed at the end of the second quarter of 2010. As of December 31, 2010, 1,239 metres of underground development had been completed.

From 2010 to November 2012, 639 diamond drill holes were done over a total of 46,489 metres to define the West Zone. A new reserve and resource estimate was completed in June 2012 and a 43-101 technical report was filed on SEDAR on August 17, 2012. Furthermore, an exploration drift and rehabilitation work were done on levels 12 to 17, and the access ramp was completed between levels 16 and 17. The Francoeur Mine began commercial production on August 1, 2012. The ramp was being advanced below level 17 until the announcement of the mine closure on November 29, 2012.

Geological Setting

Regional Geology

The property is located in the Rouyn-Noranda, Quebec area, a typical sector of the Archean aged Abitibi greenstone belt located in the eastern part of the Superior Province. The Superior Province is the largest exposed Archean craton in the world that hosts several world class gold deposits. It has yielded nearly 300 million ounces of gold from hundreds of deposits since the beginning of the twentieth century.

Project Geology

The Francoeur property includes the Francoeur No.1, No.2 and No.3 deposits. They occur along the Francoeur-Wasa shear zone and, from east to west, together with the Arntfield No.1, No.2, and No.3 deposits, the Wasamac deposit and the Wingate deposit. Despite the showing of local differences, all of these deposits are very similar to one another in both geological aspects and types of mineralization. The Francoeur No.3 deposit was the largest one of them all.

Mineralization

The ore zones of the Francoeur deposits are generally made up of distinct lenticular and tabular bodies up to one metre in thickness, and form buff or beige coloured bands, called BB bands. All the BB bands are mainly composed of carbonate, albite, pyrite and minor amounts of quartz and rutile, with trace amounts of sericite and gold. There is no evidence of stratigraphic control on the gold deposition in the Francoeur property.

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

2012 Development

In 2012, necessary developments were completed permitting the Francoeur Mine to begin commercial production on August 1, 2012. At the end of November 2012, the mine had 153 employees, an increase from the 119 employees at the end of 2011. At the announcement of the mine closure on November 29, 2012, mechanized sub-level 18-3 had been reached and ore development had been completed over several metres. A total of 4,107 metres of underground development and 23,567 metres of definition drilling were completed during 2012 at Francoeur.

On November 29, 2012, the Corporation announced the immediate closure of the Francoeur Mine. Constant high production costs due to low gold grade, difficult mining conditions and the lack of experienced miners required to run the mine in those particular conditions, within a context in which management was not able to see significant improvements in the future, were the main factors which led to the decision to close the mine. Gold commercial production at the mine ceased on November 30, 2012 and the Corporation subsequently began the estimated 4 month closing process.

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

Sampling

The rock sampling methods used underground were core drilling, wall sampling and rock blasting. Borehole and wall sampling assay results were used to determine the grade of mining blocks. Muck samples were taken from blasted ore in wagons transporting gold-bearing mineralization to the ore pass. These samples were used in the grade reconciliations and in estimations of reserves.

Grades from development work and active stopes were compiled on a monthly basis and transferred to sections and plan views. Grade values were assigned to that part of development work carried out during the current month. Specific procedures had to be followed during the sampling process, as each sample for every 12 tons of ore had to be representative of the broken rock.

Two sampling methods were applied at the Francoeur property:

(1)	Core sampling: sample lengths of exploration holes with varying geological parameters such as, for example, the amount of sulphides on both walls of a vein. The core of exploration holes was split in half with a diamond saw blade leaving a remaining sample as a reference for any subsequent detailed studies. Rejects were stored three months at the assay lab and, after that period of time, they were available for shipping to the client upon request. When mineral resources were found by any exploration program, a definition drilling program was initiated to verify the repeatability of the grades and better define the geometry of the orebody. Core from definition holes were analyzed entirely.

(2)	Muck sampling: several sampling procedures were applied in the past at the Francoeur property. The most widely used method was the sampling of trams, comprised of the following procedures:

  Collecting two handfuls of muck of every size per 4-ton tram (4 tons) or three handfuls per 5-ton tram, avoiding grabbing fine material;

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

Assays

Expert Laboratory of Rouyn-Noranda, Quebec was the laboratory used for sample assaying in 2012. The sampling and assaying procedures of Expert Laboratory are:

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

Samples are dried if necessary and then reduced to -1/4 inch with a jaw crusher. The jaw crusher is cleaned with compressed air and barren material between sample batches. The sample is then reduced to 90% -10 mesh with a roll crusher. The roll crusher is cleaned between samples with a wire brush and compressed air and barren material between sample batches. The first sample of each sample batch is screened at 10 mesh to determine that 90% passes 10 mesh. Should 90% not pass, the roll crusher is adjusted and another test is done. Screen test results are recorded in the log book provided for this purpose. The sample is then riffled using a Jones type riffle to approximately 300 g. Excess material is stored for the client as a crusher reject. The 300 g portion is pulverized to 90% -200 mesh in a ring and puck type pulverizer, and the pulverizer is cleaned between samples with compressed air and silica sand between batches. The first sample of each batch is screened at 200 mesh to determine that 90% passes 200 mesh. Should 90% not pass, the pulverizing time is increased and another test is done. Screen test results are recorded in the log book provided for this purpose.

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

Security of Samples

In 2012, the Francoeur samples were brought to the laboratory by employees of the laboratory.

Mineral Reserve Estimates

All the results of the definition drilling done in 2011 and in the beginning of 2012 were used to do the re-estimation of the Francoeur mineral reserve in June 2012. Mining costs, gold price and cut-off grade were also updated. As of June 15, 2012, proven and probable reserves of the Francoeur Mine were re-estimated to be 504,687 tonnes at a grade of 4.78 g/t Au for a total of 77,580 ounces of gold. Technical parameters used for this reserve estimation are described in the Technical Report filed on SEDAR on August 17, 2012.

Following the mine closure on November 30, 2012, the Corporation retained a crew of miners to muck out all the blasted material that remained in the stopes. A new reserve estimation as of December 31, 2012, was completed for the Francoeur property. Only the blasted material remaining in the stopes and the material in surface ore stockpiles was accounted for as reserves. All the mineralisation that was defined by underground development and by all the definition drilling assay results received as of November 29, 2012 was reclassified as resources.

At the end of 2013, there were no reserves at the Francoeur Mine, as the last tonne of ore was sent to the Camflo Mill in March 2013 and the mine was subsequently closed.

Technical parameters

A re-interpretation of the continuity of the mineralized zones on transversal sections was done with all the results received as of November 29, 2012. The following parameters were used to do the mineral resource estimation as of December 31, 2012:

  A minimum true width of 1.80 metres was used to build a 3D wireframe of the mineralized zone.

  The mineralized zone strikes along the hanging wall of the Francoeur-Wasa shear zone, with a dip of 33° above level 15 and a dip of 41° below.

  Resource estimation was done by block model, with a block dimension of 2 x 2 x 2 metres.

  No capping was used for the resource estimation.

  One metre composites were used for the resource estimation.

  Grade estimation in the blocks was done by using the Inverse Distance to the power 2 (true distance) interpolation method. A circular search ellipse with a radius of a 30 metres zone was used for the selection of the composites. A minimum of 2 composites with a maximum of 16 were used for the interpolation of the blocks.

  A specific gravity of 2.79 g/cm3 was used for the tonnage estimate. This parameter, used by Richmont in the course of the mining operations at Francoeur, proved to be accurate.

  For the resource definition, a lower cut-off grade of 4.30 g/t of gold was established. This cut-off grade was used to cut the resource areas on a longitudinal section. All the blocks inside the cut areas were included in the resources.

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

The long-hole method was used when the orebody was dipping at more than 45°. At this critical dip, the scraping of the blasted ore was required before doing any progression in the stope. As soon as the dip of the orebody was 50° and higher, the blasted ore fell downward due to gravity to the lower level without any scraping manoeuvres.

The historical rate of recovery of the long-hole method at the Francoeur Mine is 95%. Pillars of various dimensions have been left in the stopes allowing a better stability of the hanging-wall and a minimum dilution (±15%).

Cut-off Grade

A cut-off grade of 4.30 g/t was used for the December 31, 2012 final reserves estimation.

Mineral Reserve Estimation

Following its closure, the Francoeur property contained no mineral reserves.

Mining Operations and Metallurgy

Francoeur commercial production began on August 1, 2012 and ceased on November 30, 2012. The Francoeur Mine was in commercial production for 4 months.

In 2012, 62,204 tonnes of ore from Francoeur were treated at the Camflo Mill at a grade of 4.05 g/t, producing 8,089 ounces of gold. The mucking of the underground blasted ore continued during the first quarter of 2013 and 10,149 tonnes of material was treated at the Camflo Mill in 2013 producing 1,299 ounces of gold.

4.2	Wasamac, Rouyn-Noranda, Quebec, Canada

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

Environmental Obligations and Permits

The restoration work of drilling sites was completed in 2013. Approximately 20,000 trees were planted on drilling sites and on other areas of the Wasamac property. Seeding was also done on various other areas.

Additional studies for authorization applications have been made. A second pump test has been conducted on the dewatering well, to perform modeling of groundwater. The procedures for approvals for the exploration ramp were put on hold pending the test results.

Richmont has received the Certificate of Approval (MDDEFP) for carrying out remedial work to the south of Wasamac parks. Two spillways will be built to prevent rejection of mining residues to the environment. Work is planned during the summer of 2014.

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

Accessibility

The property is located 15 km west of Rouyn-Noranda, in the province of Quebec. It is easily accessible from the Provincial Highway 117 that joins Rouyn-Noranda and the small community of Arntfield. The Wasamac property is directly accessible from Provincial Highway 117 and from a secondary road (Rang des Cavaliers).

Climate

The average temperatures are -17.2° C in January and +17.2° C in July based on measurements taken over 30 years in the area. There is an average of 61 cm of snowfall in December and 101.9 mm of rain in September.

Local Resources and Infrastructure

Rouyn-Noranda, Quebec (pop. 41,475) is a well established mining community offering a vast amount of services. The Horne copper smelter is the most important employer with a workforce of more than 500 employees. Skilled administrative personnel, technicians, geologists, mining engineers and experienced miners are available in the area.

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

The topography is relatively flat (average 300 metres above sea level) with the exception of the northwest portion of the property where outcrops are not more than 20 metres higher than the average level, and the Monts Kekeko to the South. The local drainage heads south from creeks crosscutting the property towards the Wasa, Helene and Adeline lakes.

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

During the period from 1945 to 1948, an inclined shaft was sunk at a 55° angle down to the 1,000 foot level which was followed by significant development work on five underground levels. Ore reserves established at the time stood at just over 2 million tonnes at an average grade of 5.28 g/t Au (NI 43-101 non-compliant).

In 1960, Barnat Mines Ltd., in association with Little Long Lac Gold Mines, gained control of Wasa Lake Gold Mines and changed its name to Wasamac Mines Ltd. A production decision was reached in 1964, and the underground workings were dewatered and rehabilitated and commercial production officially commenced on April 1, 1965.

Between 1965 and 1971, nearly 1.9 million tonnes of ore from the Wasamac deposit were treated by Wasamac Mines Ltd. followed by Wrigth-Hargreaves Mines Ltd.

In May 1971, the mine ceased its operations due to low gold prices (approximately US$35/oz), increasing production costs and the abolishment of federal aid to the mining sector.

Consequently, very little exploration was conducted on the property until 1974 when Lac Minerals carried out limited diamond drilling on the MacWin Zone and deep diamond drilling work on the Main Zone. During the early 1980’s, Lac Minerals reactivated exploration work on the property.

In 1983, following pre-feasibility work on the surface pillar recovery, Lac Minerals drilled an additional 1,880 metres from 33 surface holes at a 15 metre spacing in order to upgrade the level of confidence of this surface zone.

Following the option agreement with Lac Minerals in 1986, the exploration work conducted by Rouyn Mining Resources (“RMR”, which later changed its name to Richmont Mines Inc. in 1991), which consisted of 11 surface holes totaling 3,710 metres, was aimed at further evaluating the surface pillar zone along with Zone 1 and Main Zone down dip extensions.

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

From 1989 to 2002, exploration work on the property consisted of limited surface diamond drilling to keep the mining lease in good standing. A total of 8 surface holes were drilled during this period, totaling just over 4,500 metres. The main geological target was the Wasa shear zone at depth.

In 2002, Richmont re-activated exploration work on the Wasamac property in an attempt to evaluate the down plunge extension of zones 1 and 2 at depth.

In 2011, a total of approximately 52,000 metres of drilling was completed on the Wasamac property.

In March 2012, the Corporation announced the results of an independent NI 43-101 compliant Preliminary Economic Assessment (“PEA”) for the Wasamac gold project. According to the PEA which assumed a gold price of CAN$1,350 (US$1,300) per ounce, the estimated total potential mine life would be 14 years with production of 6,000 tonnes per day, and an annual production of 140,000 ounces of gold. The PEA similarly estimated that the total life of mine recovered production would be 1.75 million ounces of gold at an average cash cost of US$688 per ounce, or CAN$46.15 per tonne. The undiscounted cash flows of this project were estimated to be $405 million with an internal rate of return of 7% and a payback of 8 years.

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

The Superior Province is the largest exposed Archean craton in the world that hosts several world class gold deposits. It has yielded nearly 300 million ounces of gold from hundreds of deposits since the beginning of the twentieth century. One prominent characteristic of all significant gold deposits in the Superior Province is their occurrence within or immediately adjacent to greenstone belts. Another characteristic is their occurrence within major tectonic zones which comprise a series of shear zones. The Superior Province is divided into four major sub-province types: volcano-plutonic, plutonic, metasedimentary and high grade gneiss. The boundaries of these sub-provinces are either major dextral, transcurrent, east-striking faults or zones of structural and metamorphic transition.

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

Main Zone: Originally discovered in 1944 through surface drilling, the Main Zone can be described as a well laminated mineralized zone. It is located near the centre of the property, within the Wasa Shear and high grade parts display true widths of 10 to 15 metres (up to 25 metres locally) over a strike length of 400 metres. Gold mineralization is associated with quartz, carbonate, sericite, albite, pyrite and chlorite inside the shear zone. Visible gold is rare and strong gold assays are generally associated with high silica content and a lot of fine grained pyrite. If the entire mineralized zone is considered, i.e. including lower grade parts, the width of the mineralized zone can reach over 50 metres.

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

Zone 4: This new mineralized zone was discovered with the exploration drilling conducted in 2012. This small mineralized zone was intersected at the eastern edge of the property, and it extends onto the neighboring Globex Mining Enterprises claim.

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

Drilling

Previous Exploration Work

A considerable amount of exploration and development work was carried out on the Wasamac property since the discovery of the first gold-bearing veins. Successive underground developments have allowed for the discovery of additional resources along the Wasa Shear during the years the Main Zone was exploited.

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

Main results of the 2012 drilling program were:

  Main Zone resources at depth now account for almost all of the indicated category. The Main Zone remains open at the east and at depth.

  Zone 3 mineralization is now better defined, and the zone remains partly open at depth.

  A fourth mineralized zone was intersected at the eastern edge of the property. This area continues into part on the neighboring property.

  Silver grades were systematically assayed with gold. Also, samples of all the available mineralized intersections were also re-assayed for silver. The silver was included in the new resource estimate.

  Nearly 45% of the Wasamac resources are now in the measured and indicated resource categories.

More extensive metallurgical tests were initiated on composite samples of drill core for the 4 main mineralized zones of the property.

Over twenty geotechnical drill holes were also carried out to verify the quality of the rock in the crown pillar and the hanging wall of the Main Zone and Zone 1. A large diameter drilling was also carried out to intersect existing developments of the former Wasamac mine and serve as a dewatering well.

All applications for permits and certificates of authorization were completed in order to begin the excavation of an exploration ramp and the dewatering of the old mine. On November 29, 2012, Richmont Mines announced that exploration work was being suspended due to current market conditions and gold price, and given that alternative mining scenarios considered showed no improvement over the results of the PEA.

2013 Program

A cementation program of previously completed exploration holes was undertaken during the first quarter of 2013. 49 diamond drill holes were cemented followed by ground preparation for tree planting and reforestation of the property.

Table of reserves

		December 31, 2013			December 31, 2012
	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces
	(metric)	(g/t Au)	contained	(metric)	(g/t Au)	contained

Island Gold Mine Proven Reserves(1) Probable Reserves(1)	251,572 481,775	5.95 6.16	48,086 95,419	428,958 356,263	5.42 5.82	74,807 66,649

Beaufor Mine Proven Reserves(1) Probable Reserves(1)	39,086 103,213	6.32 6.99	7,940 23,193	73,725 122,420	5.87 6.40	13,906 25,208

Monique Mine(2) Proven Reserves(1) Probable Reserves(1)	14,742 401,118	1.42 2.33	673 30,029	- -	- -	- -

W Zone Mine Proven Reserves(1) Probable Reserves(1)	42,940 27,267	4.84 7.02	6,676 6,156	- 132,251	- 7.21	- 30,680

Francoeur Gold Property(3) Proven Reserves Probable Reserves	- -	- -	- -	8,439 -	4.52 -	1,226 -

TOTAL GOLD Proven + Probable Reserves	1,361,713	4.98	218,172	1,122,056	5.89	212,476
[1]	In 2013, based on a gold price of US$1,225/oz and an exchange rate of CAN$1.06 = US$1.00 (in 2012, a price of US$1,450/oz and an exchange rate of CAN$1.00 = US$1.00 were used).
[2]	For 2013, open pit reserves established as of December 31, 2013.
[3]	Francoeur Mine closed in November 2012.

Regulation 43-101 – Standards of Disclosure of Mineral Projects

Mineral reserve and mineral resource estimations for the Corporation’s material properties were established by “qualified persons” as defined under NI 43-101, and their names are set out in the table below. These reserve and resource estimations were reviewed by Mr. Daniel Adam, P.Geo., Ph.D., Vice-President, Exploration, an employee of Richmont Mines.

Mines	Qualified Persons	Titles
Beaufor and W Zone mines	Jessy Thelland, P.Geo. Marc-André Lavergne, P.Eng.	Senior Geologist, Beaufor and W Zone mines Manager, Beaufor, W Zone and Monique divisions

Island Gold Mine	Daniel Adam, P.Geo., Ph.D. (supervision) Daniel Vachon, P.Eng.	Vice-President, Exploration, Corporate division Chief Engineer

Island Gold Deep	Daniel Adam, P.Geo., Ph.D.	Vice-President, Exploration, Corporate division

Francoeur Property	Marc-André Lavergne, Eng. Daniel Adam, P.Geo., Ph.D. Pierre Rivard, P.Geo.	Former Francoeur Mine Manager Vice-President, Exploration Corporate division Former Production Geologist

Wasamac Project	Daniel Adam, P.Geo., Ph.D.	Vice-President, Exploration, Corporate division

Monique Mine	Daniel Adam, P.Geo., Ph.D.	Vice-President, Exploration, Corporate division

On the next page you will find a map of the Corporation’s properties.

RICHMONT

Richmont Mines Properties

ONTARIO

1. Island Gold Mine
2. Sewell
3. Cripple Creek

QUEBEC

1. Francœur
2. Wasamac
3. Camflo Mill
4. Beaufor Mine
5. Monique Mine
6. Chimo-Simon
7. W Zone Mine

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

The following table sets out the annual average gold price (London PM fix) in U.S. over the past five years:

		Exchange
	(US$)	rate[1]	(CAN$)

2009	972	1.14	1,108
2010	1,225	1.03	1,262
2011	1,572	0.99	1,556
2012	1,669	1.00	1,669
2013	1,411	1.03	1,453
As at April 22, 2014	1,287	1.10	1,416
1 Source: Bank of Canada

Gold can be sold on numerous markets throughout the world and it is not difficult to ascertain its market price at any particular time. Richmont Mines is not dependent upon the sale of its gold to any one customer because of the large number of available gold purchasers.

Richmont Mines may occasionally use put and call options on gold, and forward sales contracts on gold and U.S. dollars. All such contracts are previously approved by the Corporation’s Board of Directors.

Gold dore bars are transported between the mills and the refinery by commercial armoured truck. These bars are refined at the Royal Canadian Mint of Ottawa refinery under a service contract at competitive rates. Refined metal is sold on the spot market to commercial bullion dealers (or under forward sales contracts if previously approved by the Corporation’s Board of Directors).

In 2013, 2012 and 2011, Richmont Mines had not entered into any gold derivatives contracts.

Governmental Regulation (Environment)

Richmont Mines’ principal business activities are the production of gold from mining development, extraction and processing of minerals, and mining exploration to maintain and increase its ore reserves. These operations are subject to various levels of control and strict government regulations, such as laws and regulations with respect to activities related to natural resources and the protection of the environment.

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

Quebec & Ontario

Provincial legislation in Quebec and Ontario in mining matters includes the acquisition and ownership of mining titles, safety standards, royalties and mining taxes. The Mining Act provides for the rehabilitation and restoration of lands affected by mining activities. In Ontario, approval for any plan for the rehabilitation and restoration of land affected by a Corporation’s operations is given by the Ministry of Northern Development and Mines (“MNDM”), while in Quebec it is given by the Ministère des Ressources naturelles (“MRN”). Corporations must comply with the plan and provide a financial guarantee to that effect.

In Quebec, when a corporation commences mining operations, it must submit its rehabilitation and closure plan before the beginning of its activities. In Ontario, the plan must be approved before the beginning of commercial production; moreover, a local public consultation must also be held.

The Ministries may enjoin a corporation which has already ceased its mining operations on a particular site to perform the rehabilitation and restoration work required by the presence of tailings. In the event that the Corporation does not comply with such requirements, the MRN and the MNDM may have the rehabilitation and restoration work executed by a third party, at the Corporation’s expense.

Richmont Mines does not expect to incur any specific difficulty in meeting the requirements under the Mining Act (Quebec) and the Mining Act (Ontario).

Richmont Mines holds certificates of authorization issued by the Ministère du Développement durable, de l’Environnement, de la Faune et des Parcs (the Ministry of Sustainable Development, Environment, Wildlife and Parks, the “MDDEFP”) with respect to its mining operations in Quebec (Beaufor Mine, W Zone Mine, Monique Mine and Camflo Mill) and by the Ontario’s Ministry of the Environment for its Island Gold Mine, located in Ontario.

C.	Organization Structure

See Exhibit 8.1 to this Annual Report.

D.	Property, Plants and Equipment

See Section B. “Business Overview” above.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The discussion and analysis of the operating results and financial position of the Corporation for the three years ended December 31, 2011, 2012 and 2013 should be read in conjunction with the Corporation’s consolidated financial statements and the accompanying notes included in this Annual Report. Notice should also be taken of the cautionary statement regarding forward-looking statements on page 1 of this Annual Report, in particular with respect to trend and other forward looking information and disclosure regarding the Corporation’s contractual obligations.

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

On January 1st 2011, the Corporation adopted International Financial Reporting Standards (“IFRS”) as adopted by the International Accounting Standards Board. The impacts of this transition were presented in the Corporation’s December 31, 2011 consolidated financial statements. Unless otherwise indicated, all amounts presented herein are based on IFRS.

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

Year ended December 31, 2013 compared to year ended December 31, 2012 and year ended December 31, 2011

(all dollar amounts are in thousands of Canadian dollars unless otherwise stated except for share and per ounce data).

Overview

Gold Prices

The gold market was turbulent in 2013, with the price varying by US$502 from the highest London PM fix close of US$1,694 seen on January 2, 2013, to the annual low of US$1,192 recorded on June 28, 2013. The average price of US$1,411 was US$258 or 15% below the 2012 average price of US$1,669, and was also US$161 or 10% below the 2011 average price of US$1,572. Gold began 2013 with an average of US$1,671 for January, a level that was in line with the 2012 average price per ounce of US$1,669. The monthly average gold price then declined progressively throughout the year, and finished the year with a monthly average of US$1,225 in December, the lowest monthly average of the year.

The main factors that may continue to have influence on the future price of gold include:

  Possible strengthening in the US dollar and the US tapering of its monetary stimulus;

  Continued gold ETF liquidation;

  Weak global inflationary pressures;

  Increased demand levels from China, and easing of import duties in India;

  Uncertainty around governmental fiscal issues in North America and Europe; and

  Ongoing geopolitical instability.

Production

Richmont currently produces gold at the Island Gold Mine in Ontario and at the Beaufor/W Zone and Monique mines in Quebec. Gold sales from these operations totalled 63,443 ounces in 2013, compared to 60,741 ounces sold in 2012, with the annual difference reflecting the addition of commercial production from the Monique and W Zone mines in the fourth quarter and higher annual gold sales from the Beaufor Mine, partially offset by lower gold sales at the Island Gold Mine during the year. This compared to 76,143 ounces sold in 2011.

The Island Gold Mine generated gold sales of 35,113 ounces in 2013, below the 41,686 ounces of gold sold in 2012 and 49,196 ounces of gold sold in 2011, due primarily to a lower mined grade of 4.65 g/t compared to 5.45 g/t in 2012 and 6.10 g/t in 2011. As of December 31, 2013, the Island Gold Mine had Proven and Probable reserves of 143,505 ounces of gold, more than replacing its 2013 annual production.

The Beaufor Mine, which has been in commercial production since 1996, generated gold sales of 23,028 ounces in 2013, in line with its targeted production range of 20,000 to 25,000, and a 21% increase from 2012 gold sales of 19,055 ounces. The annual improvement was driven by a stronger recovered grade of 5.75 g/t in 2013, versus 5.08 g/t in 2012, and higher processed tonnage year-over-year. Definition drilling completed at the Beaufor Mine during 2013 enabled this operation to replace 65% of its annual production. Proven and Probable reserves as of December 31, 2013 at the Beaufor Mine were 31,133 ounces of gold versus 39,114 ounces of gold at the end of 2012.

Investments

Richmont invested $41.9 million in the continued development of its assets, up from $37.9 million in 2012. The increase reflects the Corporation’s focused development efforts at Island Gold Deep, most notably the completion of an additional 848 linear meters of the underground access ramp, in addition to development costs associated with beginning commercial production at the Monique Mine at the beginning of October. Offsetting the higher investment levels at these two operations were lower development costs at the W Zone Mine, and the termination of development efforts at the Francoeur Mine operations following its closure at the end of 2012. An additional $1.0 million was invested at the Camflo Mill and other corporate installations in 2013, down from $2.9 million in 2012.

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

Summary of Operational and Financial Results

Net loss in 2013 was ($34.3 million) or ($0.87) per share, compared to net loss in 2012 of ($45.0 million) or ($1.28) per share and net earnings of $25.9 million, or $0.81 per share in 2011.

The cash and cash equivalent balance was $17.6 million at December 31, 2013, a decrease of $42.2 million over the $59.8 million at December 31, 2012. The cash and cash equivalent balance was $63.5 million at December 31, 2011.

At December 31, 2013, Richmont had working capital of $14.0 million compared with $54.3 million at December 31, 2012 and $68.7 million at December 31, 2011.

Changes to accounting policies

New Accounting Pronouncements

A number of new and revised standards are effective for annual periods beginning on or after January 1st, 2013. Information on these new standards is presented below:

Amendments to IAS 1 Presentation of items of Other Comprehensive Income

The Corporation has adopted Presentation of items of other comprehensive income (amendments to IAS 1). The Amendments to IAS 1 require entities to group items presented in other comprehensive income (OCI) into those that, in accordance with other IFRSs, will not be reclassified subsequently to profit or loss and those that will be reclassified subsequently to profit or loss when specific conditions are met. The existing option to present items of OCI either before tax or net of tax remains unchanged; however, if the items are presented before tax, then the amendments to IAS 1 require the tax related to each of the two groups of OCI to be shown separately. The amendments have been applied retrospectively, and only the presentation of items of OCI has been modified to reflect the changes. The application of the amendments did not result in any other impact.

IFRS 13 Fair Value Measurement (IFRS 13)

IFRS 13 clarifies the definition of fair value and provides related guidance and enhanced disclosures about fair value measurements. It does not affect which items are required to be fair-valued. The scope of IFRS 13 is broad and applies for both financial and non-financial items for which other IFRSs require or permit fair value measurements or disclosures about fair value measurements except in certain circumstances. IFRS 13 applies prospectively for annual periods beginning on or after January 1st, 2013. Its disclosure requirements need not be applied to comparative information in the first year of application. Management reviewed its valuation methodologies and the application of the new standard did not have any effect on the fair value measurement.

Consolidation standards

A package of new consolidation standards is effective. Information on these new standards is presented below. These changes did not have a material impact on the consolidated financial statements.

IFRS 10 Consolidated Financial Statements (IFRS 10)

IFRS 10 supersedes IAS 27 Consolidated and Separate Financial Statements (IAS 27) and SIC 12 Consolidation - Special Purpose Entities. IFRS 10 revises the definition of control and provides extensive new guidance on its application. These new requirements have the potential to affect which of the Corporation’s investees are considered to be subsidiaries and therefore change the scope of consolidation. However, the requirements on consolidation procedures, accounting for changes in non-controlling interests and accounting for loss of control of a subsidiary remain the same. Management’s analysis is that IFRS 10 did not change the classification (as subsidiaries or otherwise) of any of the existing investees.

IFRS 11 Joint Arrangements (IFRS 11)

IFRS 11 supersedes IAS 31 Interests in Joint Ventures (IAS 31). It aligns more closely the accounting by the investors with their rights and obligations relating to the joint arrangement. In addition, IAS 31's option of using proportionate consolidation for joint ventures has been eliminated. IFRS 11 now requires the use of the equity accounting method, which is currently used for investments in associates. Management’s analysis is that IFRS 11 did not have any impact on the consolidated financial statements as the Corporation does not have any joint arrangements.

IFRS 12 Disclosure of Interests in Other Entities (IFRS 12)

IFRS 12 integrates and makes consistent the disclosure requirements for various types of investments, including unconsolidated structured entities. It introduces new disclosure requirements about the risks to which an entity is exposed from its involvement with structured entities. Management’s analysis is that IFRS 12 did not have a material impact on the consolidated financial statements.

Consequential amendments to IAS 27 Separate Financial Statements (IAS 27) and IAS 28 Investments in Associates and Joint Ventures (IAS 28)

IAS 27 now only addresses separate financial statements. IAS 28 brings investments in joint ventures into its scope. However, IAS 28's equity accounting methodology remains unchanged. Management’s analysis is that these amendments did not have a material impact on the consolidated financial statements.

Disclosures – Offsetting Financial Assets and Financial Liabilities (Amendments to IFRS 7)

Qualitative and quantitative disclosures have been added to IFRS 7 Financial Instruments: Disclosures (IFRS 7) relating to gross and net amounts of recognized financial instruments that are (a) set off in the statement of financial position and (b) subject to enforceable master netting arrangements and similar agreements, even if not set off in the statement of financial position. The required disclosures should be provided retrospectively. The amendments are effective for annual periods beginning on or after January 1st, 2013. Management’s analysis is that these amendments did not have a material impact on the consolidated financial statements.

IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine

This new interpretation addresses accounting issues regarding waste removal costs incurred in surface mining activities during the production phase of a mine, referred to as production stripping costs. The new interpretation addresses the classification and measurement of production stripping costs as either inventory or as a tangible or intangible non-current asset, depending on benefits obtained. This interpretation also provides guidance for the initial measurement, depreciation or amortization and impairment of such tangible non-current assets. The new interpretation is effective for annual periods beginning on or after January 1st, 2013. Management’s analysis is that this new interpretation did not have a material impact on its consolidated financial statements.

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

These improvements are effective for annual periods beginning on or after January 1st, 2013. Management’s analysis is that these improvements did not have a material impact on the Corporation's consolidated financial statements.

Future Accounting Pronouncement

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

IFRS 9 Financial instruments (IFRS 9)

The IASB aims to replace IAS 39 Financial Instruments: Recognition and Measurement in its entirety with IFRS 9. To date, the chapters dealing with recognition, classification, measurement, derecognition of financial assets and liabilities as well as the chapter on hedge accounting have been issued. Chapter dealing with impairment methodology is still being developed. Further, in November 2011, the IASB decided to consider making limited modifications to IFRS 9’s financial asset classification model to address application issues. Furthermore, in November 2013, The IASB has decided to postpone to an unspecified date the application of IFRS 9. The Corporation’s management has yet to assess the impact of this new standard on the Corporation’s consolidated financial statements. Management does not expect to implement IFRS 9 until it has been completed and its overall impact can be assessed.

Revenue

Total annual revenues decreased 11% in 2013 to $90.2 million from $101.7 million in 2012, reflecting a 15% decrease in the average gold sales price realized in Canadian dollars, the effects of which were only partially offset by a 4% increase in the number of gold ounces sold. For the year, 63,443 ounces of gold were sold at an average price of CAN$1,419 (US$1,378) per ounce, versus gold sales of 60,741 in 2012 at an average price of CAN$1,665 (US$1,666) per ounce. The Island Gold Mine sold 35,113 ounces of gold in 2013 at an average price of CAN$1,434 (US$1,392), compared with 41,686 ounces of gold in 2012 at an average price of CAN$1,665 (US$1,666) in 2012 and 49,196 ounces of gold sold at an average price of CAN$1,549 (US$1,566) in 2011. The Beaufor Mine sold 23,028 ounces of gold at an average price of CAN$1,417(US$1,376) per ounce in 2013, compared to 19,055 ounces of gold at an average price of CAN$1,665 (US$1,666) per ounce in 2012 and 26,947 ounces of gold at an average price of CAN$1,559 (US$1,576) in 2011. The Monique and W Zone mines, which both began commercial production on October 1, 2013, sold 2,976 ounces of gold at an average price of CAN$1,328 (US$1,265) and 2,326 ounces of gold at an average price of CAN$1,328 (US$1,265), respectively, in 2013. Total annual revenues of $101.7 million in 2012 were 14% below the $118.5 million generated in 2011, reflecting a 20% decrease in the number of gold ounces sold from the Island Gold and Beaufor mines, the effects of which were partially mitigated by a 7% increase in the average gold sales price realized in Canadian dollars.

Expenses

2013 cost of sales increased 7% year-over-year at the Island Gold Mine to $47.5 million, reflecting a higher cost per tonne, primarily in milling, that were the result of mechanical issues at the mill during the second quarter of the year that necessitated the short-term rental of equipment from an outside supplier. Operating costs at the Beaufor Mine decreased a comparable 6% in 2013 to $26.8 million from $28.6 million in 2012, as a 12% decrease in cost per tonne offset the 7% increase in tonnage. The Corporation’s Monique and W Zone mines, which both began commercial production on October 1, 2013, contributed $4.7 million and $6.0 million, respectively, to the 2013 consolidated cost of sales of $85.8 million, with costs levels at the W Zone Mine reflecting materially higher depreciation expense following the reduction of its reserve base. The average cash cost of production increased 8% in Canadian dollars in 2013 to CAN$1,128 (US$1,095) from CAN$1,044 (US$1,044) in 2012, as higher costs at the Island Gold Mine stemming from lower grades and the high costs at the Monique and W Zone mines in their initial ramp up stage, were only partially offset by lower year-over-year costs at the Beaufor Mine stemming from the improved grade and lower cost per tonne.

Cost of sales in 2012 of $73.8 million were 3% above the 2011 levels of $71.7 million, with the increase primarily driven by a 16% rise in the level of tonnage processed from the Beaufor Mine during the year. On a segmented basis, 2012 cost of sales decreased 2% year-over-year at the Island Gold Mine to $44.4 million, reflecting lower tonnage, and lower royalties and depreciation and depletion expense as a result of the 15% decrease in gold ounces sold. Operating costs at the Beaufor Mine increased 8% in 2012 to $28.7 million from $26.5 million in 2011, primarily a reflection of higher tonnage. The average cash cost of production increased 29% in Canadian dollars in 2012 to CAN$1,044 (US$1,044) from CAN$812 (US$821) in 2011. The increase reflects higher costs at both the Island Gold Mine and Beaufor Mine operations, which were driven by slightly lower recovered grades and tonnage at Island Gold, and a significant reduction of grades at Beaufor.

The amount of royalties paid out in 2013 decreased to $1.9 million from $2.3 million in 2012, reflecting lower royalty levels at the Island Gold Mine as a result of the 16% decrease in gold ounces sold and a 14% lower gold price. This was only partially mitigated by slightly higher royalties at the Beaufor Mine as a result of increased gold sales, and royalties at both the Monique and W Zone mines following their transition into commercial production. 2012 royalties of $2.3 million were below the 2011 level of $2.6 million in 2011, with the decrease reflecting lower consolidated production levels, partially offset by the higher average gold price.

The Corporation pays a 3% net smelter return royalty (NSR) royalty on the greater part of the gold production at the Island Gold Mine, royalties of $30 per ounce on 50% of the ounces produced from the Beaufor Mine and the W Zone Mine, and a 0.38% net smelter return royalty (NSR) on commercial gold production from the Monique Mine (please see Note 22 of the “Notes to Consolidated Financial Statements” for additional details).

Custom milling - Richmont processed 7,314 tonnes of custom milling ore in 2012. Richmont did not process any custom milling ore at the Camflo Mill in 2013 and in 2011.

Administration - Administration expenses totaled $7.5 million in 2013 versus $10.3 million in 2012. The lower overall cost reflects lower non-cash expenses for share-based compensation, as the value of 1,639,000 options granted during the year was impacted by the lower share price, as well as lower severance compensation following the payment of $2.0 million in severance compensation to the Corporation’s ex-President and CEO in 2012. Administration expenses totaled $10.3 million in 2012 versus $5.5 million in 2011. The higher overall cost was related to higher non-cash expenses for share-based compensation as 1,736,575 options were granted to directors, employees and officers, the payment of a $2.0 million severance compensation to the Corporation’s ex-President and CEO in the first half of 2012, to higher Board compensation, and higher salary costs stemming from the greater number of administrative employees.

Exploration and project evaluation – As in previous years, Richmont Mines continued its investments related to exploration and project evaluation.

Exploration Costs

(in thousands of $)	2013	2012	2011
	$	$	$

Exploration costs - Mines
Island Gold[1]	4,532	10,969	5,549
Beaufor	1,929	1,432	803
Monique	221	744	2,284
W Zone	-	-	188

	6,682	13,145	8,824

Exploration costs - Other properties
Wasamac	1,102	9,477	6,647
Other	347	459	184
Project evaluation	474	511	470

Exploration and project evaluation before depreciation and exploration tax credits	8,605	23,592	16,125

Depreciation	229	200	155
Exploration tax credits	(959)	(3,527)	(5,354)

	7,875	20,265	10,926
[1]	Includes Island Gold Deep.

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

This charge was $81 thousand in 2013, compared with $66 thousand in 2012 and $127 thousand in 2011.

Loss (Gain) on disposal of long term assets – The loss (gain) on disposal of long term assets includes the following items:

(in thousands of $)	2013	2012	2011
	$	$	$

Valentine Lake property a)	-	-	(3,000)
Mining equipment	105	198	(10)

	105	198	(3,010)

a)	On January 24, 2011, the Corporation received $3,000 from Mountain Lake Resources Inc. for the sale of its 70% interest in the Valentine Lake property located in Central Newfoundland. A gain on the disposal of long-term assets was recognized for the same amount.

Mining and Income Taxes

(in thousands of $)	2013	2012	2011
	$	$	$

Current taxes	785	4,610	5,020
Future taxes	7,209	(4,237)	3,523

	7,994	373	8,543

For the fiscal year 2013, mining and income taxes totalled $8.0 million, including a write-off of $7.5 million of deferred income and mining tax assets. In the charge there is an amount of $0.5 million for current tax expense and a same amount booked against exploration expense.

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

Net loss from discontinued operation

At the end of November 2012, management made the decision to cease commercial gold production at the Francoeur Mine. This Mine is included in the Quebec segment. As a result, revenues, expenses and losses relating to the discontinuation of this operation have been segregated from the Corporation’s results from continuing operations, and are shown as a single line item in the consolidated income statement. The Francoeur Mine remaining property, plant and equipment have been valued at their recoverable amount, and management expects that the majority of these assets will be redeployed to the Corporation’s other mines. The recoverable value of assets was established by three internal experts with the necessary expertise to determine the value of mining assets. They evaluated the fair value for each asset considering the general condition of the asset as well as the actual conditions of the market. Total charges related to the mine closure including asset write-down, closure costs and operational losses, totaled $1.1 million in 2013 and $42.0 million for the full year of 2012, after mining and income taxes.

Net Earnings (loss)

The Corporation generated a net loss from continuing operations of ($33.2) million, or ($0.84) per share, for the 2013 fiscal year. This compared to a net loss from continuing operations of ($3.0) million, or ($0.08) per share, in 2012, which excluded a loss associated with the discontinued Francoeur Mine operation. The variance year-over-year reflects charges totaling $22.8 million, or $0.58 per share, specifically a non-cash write-down of the W Zone Mine assets, a write-off of deferred income and mining tax assets, a write-off of financing costs following the termination of a debt-financing agreement and severance charges. The annual variance in results also reflects a 15% decrease in the average realized gold price in Canadian dollars, an 8% increase in the average cash cost per ounce stemming partly from the onset of commercial production at the Monique and W Zone mines in the fourth quarter, as well as higher cost at Island Gold, the effects of which were only partially mitigated by a 4% increase in the number of gold ounces sold.

Richmont’s net loss from continuing operations of ($3.0) million, or ($0.08) per share, in 2012 compared to net earnings of $25.9 million, or $0.81 per share, in 2011, with the annual variance primarily attributable to the 20% decrease in the number of ounces of gold sold that was driven by slightly lower tonnage and recovered grades at Island Gold and a significant grade reduction at Beaufor as well as a significant increase in exploration project and evaluation expenses. Partially mitigating the effect of this was a 7% increase in the selling price per ounce of gold in Canadian dollars.

Balance Sheet

Assets

The total assets of Richmont Mines decreased from $168.0 million at the end of 2011 to $148.2 million at the end of 2012 and decreased to $123.3 million at the end of 2013.

At December 31, 2013, Richmont had working capital of $14.0 million compared with $54.3 million at December 31, 2012. The decrease of $40.3 million in working capital reflects the negative variation in cash and cash equivalent of $42.2 million, mostly from the $41.9 million invested in proprety, plant and equipement, a $2.2 million increase in exploration tax credits receivable related to exploration credits in 2013 from the Province of Quebec and the fact that no credit was received from previous year, and a $1.3 million increase in inventories and a $2.5 million increase in accounts payables both related to two new mines, and a $0.7 million decrease in income and mining taxes payable.

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

Liabilities

The amount of liabilities of Richmont was $37.0 million as at December 31, 2013 and is composed of current liabilities, asset retirement obligations, finance lease obligations, contract payment holdback, long-term share based compensation, closure allowance and deferred income and mining tax liabilities.The amount of liabilities of the Corporation was $29.9 million as at December 31, 2012, compared with $33.9 million at December 31, 2011.

Asset retirement obligations

The rate used to determine the future value of the obligations is based on the expected life of the operation and varies between 3.0% and 3.5% (3.5% in 2012) while the rate reflecting the current market assessments (adjusted for the risks specific to this liability) used to determine the present value of the obligations varies between 1.1% and 1.7% (1.3% in 2012). The payments schedule was determined by taking into account the proven and probable reserves and the estimated annual production level. The following table sets forth the estimated cash flows of future retirement costs used in the calculation of the asset retirement obligations for the year ended December 31, 2013:

(in thousands of $)	Total amount of the estimated cash flow	Anticipated cash flow payment schedule
2013	$

Monique Mine	976	2015
Beaufor Mine and W Zone Mine	766	2016
Island Gold Mine	1,748	2017
Camflo Mill	3,996	2018
Francoeur Mine	820	2014 and after

	8,306

Long-Term Debt

Long-term debt includes the following financial liabilities:

(in thousands of $)	December 31,	December 31,
	2013	2012
	$	$

Finance lease obligations a)	3,737	995
Contract payment holdback b)	1,000	-
Long-term share-based compensation c)	711	639
Closure allowance d)	573	-

	6,021	1,634

Current portion	825	932

	5,196	702

a)

During the year ended December 31, 2013, the Corporation acquired rolling stock at a cost of $4.4 million via five finance leases ($1.6 million via two finance lease obligations in 2012). The Corporation benefits from an option of a lower purchase price at the end of these contracts.

Four finance lease obligations is for four underground hault trucks and have a total carrying value of $3.3 million.

The fifth finance lease obligation is for a scoop and has a carrying value of $938 thousand.

The net carrying value of the rolling stock under these finance leases amounts to $4,792 ($846 in 2012).

Future minimum finance lease payments at December 31, 2013 are as follows:

(in thousands of $)		Minimum lease payments due
	2014	2015	2016	2017	Total

December 31, 2013:
Lease payments	986	922	922	1,310	4,140
Finance charges	(161)	(123)	(84)	(35)	(403)

Net present values	825	799	838	1,275	3,737

b)

The contract payment holdback represents amounts that are payable to a supplier for work that has already been completed. The holdback is payable upon completion of the contract, once the Corporation has deemed that the work meets requirements or when the contract is terminated. As at December 31, 2013, the Corporation has not yet deemed that the work done by the supplier meets requirements and estimates that the payment of the holdback will not occur in the next year .

c)

In March and in August 2012, the Corporation signed agreements with several employees considered as key personnel. These agreements incorporate a retention payment (“Retention Awards”) provided certain conditions are met by the employee, most notably that the employee continues his or her employment with the Corporation until March and August 2017. These retention payments would be payable in 2017 in either of the Corporation’s common shares or cash, at the discretion of the employee, with the number of common shares to be determined by the current value of the common shares at the time of payment. As at December 31, 2013, the total amount that could be paid as Retention Awards under these agreements is 2.25 million dollars (6 million dollars in 2012). The cost recorded in 2013 is $742 ($639 in 2012) and the liability to this effect amounts to $711 as at December 31, 2013 ($639 in 2012), which correspond to the best estimate of the amount to be paid relating to the Retention Awards, based on estimated forfeitures and a 1.3% discount rate.

d)

This closure allowance is payable upon the closure of the Beaufor Mine anticipated to be in 2016. Although no specific date or timeframe has been established for the closure of the mine, this closure allowance has been established using the best estimation of the amount that would be payable when the division will close.

Deferred income and mining tax assets and liabilities

Note 11 of the Corporation’s consolidated financial statements included in this Annual Report provides detailed information about tax reconciliation as well as deferred income and mining tax assets and liabilities.

Shareholders’ equity

Shareholders’ equity totaled $86.4 million as at December 31, 2013 compared with $118.4 million as at December 31, 2012 and with $134.1 million as at December 31, 2011. At December 31, 2013, Richmont Mines had 39,596,103 shares outstanding, 812,500 warrants, 3,439,950 options granted under its stock option plans and 324,675 options outside of the Corporation’s plans. At December 31, 2012, Richmont Mines had 39,566,103 shares outstanding and 2,277,450 options granted under its stock option plans and 324,675 options outside of the Corporation’s plans compared with 33,109,963 shares outstanding and 1,636,600 options granted under its stock option plan at December 31, 2011.

Commitments and contingencies

In October 2013, Richmont announced that a portion of the Island Gold Deep resource base was within four patented claims for which Richmont owns 69% with the remaining 31% being held by a third party. The Corporation has held discussions with the third party with the objective of acquiring the 31% interest in the four claims that it does not currently own but has not yet been able to reach an agreement. In the interim, work continues according to previously established plans and budgets, with each party to be held responsible for its proportion of the expenditures (those already booked and future expenditures).

The Corporation is subject to pay the following royalties: the Beaufor Mine and the W Zone Mine, $30 per ounce produced on 50% of the production; Island Gold Mine, a 3% net smelter return royalty per ounce produced from the Lochalsh claims and a 2% net smelter return royalty in addition to a 15% net profit interest royalty per ounce produced from the Goudreau claims; and at the Monique Mine, a 0.38% smelter return royalty per ounce produced. Royalty payments could be payable on other properties if such other properties are brought into commercial production.

The Corporation is committed, under an operating lease expiring in December 2017, to pay a total sum of $0.5 million for office space. Minimum rental payments for the next four years amount to $0.1 million annually.

During the year ended December 31, 2013, the Corporation entered into five financial lease agreements for rolling stock (two finance leases in 2012). At the end of these contracts, the Corporation benefits from an option of a lower purchase price. These financial lease agreements have a carrying value of $3.7 million. The net carrying value of the rolling stock under financial leases amounts to $4.8 million.

In mid-October 2013, the Corporation announced that it had signed a land and mining rights agreement with Argonaut Gold Inc., owner of the Magino Gold Project that is adjacent to the Corporation’s Island Gold Mine. With this Agreement, the Corporation will secure mining rights below a depth of 400 metres on several claims to the south of the Island Gold Deep Project, and will acquire a claim which will extend the western boundary of its Island Gold Deep Project by a distance of 585 metres towards the west. In exchange, Argonaut will receive exploration and mining rights from surface to a maximum depth of 400 metres on certain Richmont claims that border the Magino Gold Project. Under the terms of the Agreement, the Corporation will receive a net payment of $2.0 million in cash from Argonaut upon completion of the land transactions, which is expected to take place by the end of the first quarter of 2014.

On December 20, 2013 the Corporation announced that it had decided to terminate, with no cancellation costs, the Senior Secured Credit Facility (the “Facility”) for up to US$50.0 million secured in mid-June and subsequently closed in August 2013, with Macquarie Bank Limited (“Macquarie”). At the onset of discussions with Macquarie in March 2013, financing the development of Island Gold Deep partly through debt was deemed a good business decision, and the hedging of a minimal amount of production ounces to lock in attractive margins was deemed to be a prudent approach given the higher gold price. Following the approximate $400/ounce decrease in the gold price, however, management believed that it was in the best interest of the Corporation and its shareholders to terminate the Facility, with the objective of developing Island Gold Deep through internally-generated cash flow from the Corporation’s producing mines.

In March and in August 2012, the Corporation signed agreements with several employees considered as key personnel. These agreements incorporate a retention payment (“Retention Awards”) provided certain conditions are met by the employee, most notably that the employee continues his or her employment with the Corporation until March and August 2017. These retention payments would be payable in 2017 in either of the Corporation’s common shares or cash, at the discretion of the employee, with the number of common shares to be determined by the current value of the common shares at the time of payment. As at December 31, 2013, the total amount that could be paid as Retention Awards under these agreements is $2.3 million.

A wholly owned subsidiary, acquired in December 2008, is currently subject to a tax review concerning a December 2006 financing done through the issuance of flow-through shares. The purpose of the review is to determine if the expenditures made are acceptable Canadian Exploration Expenses under the laws of flow-through share financing. No provision has been accounted for in the financial statements as Management is of the opinion that this financing was compliant with the applicable laws.

In 2012, the Corporation received a draft assessment from the Quebec tax authorities, whom are not allowing the Corporation to claim certain exploration tax credits for years 2009 to 2011. An amount of $4.1 million initially recorded as exploration tax credits receivable was reversed and reflected as an increase to property, plant and equipment. The management of the Corporation is contesting this position, because it believes that the Corporation had the right to claim these exploration tax credits.

The Corporation decided, in February 2014, to mine the economical part of the ore body already developed at the W Zone Mine and then to suspend operations, which is currently estimated to take place by the end of the second quarter of 2014.

On April 3,2014, the Corporation entered into an agreement with Macquarie Capital Markets Canada Ltd. (“Macquarie”) as lead underwriter, on behalf of a syndicate of underwriters, for the issuance of 7.0 million common shares of the Corporation, on a bought-deal basis, at a price of $1.45 per share (the “Offering Price”) for gross proceeds of $10.15 million. The syndicate of underwriters also includes BMO Capital Markets, CIBC World Markets and Desjardins Securities. In addition, the underwriters have been granted an over-allotment option to purchase up to an additional 1.05 million common shares from the Corporation (the “Over-Allotment Option”), exercisable in whole or in part at the Offering Price for a period of 30 days from closing of the Offering, for additional gross proceeds of up to approximately $1.52 million. If the Over-Allotment Option is exercised in full, the total gross proceeds to Richmont will be $11.67 million. Richmont plans to use the net proceeds of the Offering for working capital and general corporate purposes.The Offering is expected to close on or about April 23, 2014, and is subject to certain conditions, including but not limited to the receipt of all necessary approvals including those of the Toronto Stock Exchange and the New York Stock Exchange Market.

The Corporation is involved in three (3) legal proceedings as of April 22, 2014:

  Against Sterling Oil & Gas Corporation (“Sterling”), who was the propane supplier for the Island Gold Mine. Richmont Mines is suing Sterling for an approximate amount of $156 thousand. The Corporation presented its claim in front of the Superior Court of Justice of Ontario, for a breach of contract which occurred on July 30, 2010. In response to this claim, Sterling is countersuing Richmont Mines for an approximate amount of $365 million, mainly related to the installation and rental of Sterling equipment. Management is of the opinion that the basis of Sterling’s countersuit is unfounded. The trial is expected to be held in 2014.

  Against 6676162 Canada Inc., which filed legal procedures in the Court of Quebec in June 2010 for a claim of $450 thousand. A decision was rendered on November 29, 2010. The request was rejected due to the fact that 6676162 Canada Inc. was not represented by counsel at the outset which is counter to the requirements of the Code of Civil Procedure. A new application to institute proceedings was filed on February 23, 2011. Richmont transferred the case to arbitrators as stipulated in the contract. The parties have chosen arbitration before three arbitrators. Both Richmont and 6676162 Canada Inc. have each chosen one arbitrator. The third arbitrator will be selected by the first two. Richmont made a counterclaim of $218 thousand for repairs that needed to be redone. The arbitration is expected to be held in June 2014.

  Richmont filed a legal procedure against Agrégat RN, its former contractor at the Monique Mine, for an amount of $1.4 million, representing corrective measures that had to be performed by Richmont’s new contractor. Richmont is now waiting for the defense and counterclaim documents from Agrégat RN. Richmont received a formal notice that a construction lien had been placed on its Monique Mine by Agrégat RN for an amount of $4.2 million. On March 19, 2014, Richmont received a 60-day notice of exercise of construction lien from Agrégat RN. The trial is expected to be held only in 2015.

As at April 22, 2014, Richmont Mines is not aware of any other legal proceedings involving the Corporation.

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

Mineral reserves

The main parameters used to determine the mineral reserves of Beaufor Mine, W Zone Mine, Monique Mine and Island Gold Mine are the following:

	2013	2012	2011

Gold (US$/ounce)	1,225	1,450	1,200
Exchange rate (US$/CAN$)	1.06	1.00	1.00
Gold (CAN$/ounce)	1,300	1,450	1,200

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

Impairment test of property, plant and equipment

Determining if there are any facts and circumstances indicating impairment losses or reversal of impairment losses is a subjective process involving judgment and a number of estimates and interpretations in many cases. When an indication of an impairment loss or a reversal of an impairment loss exists, the recoverable amount of the individual asset must be estimated. If it is not possible to estimate the recoverable amount of the individual asset, the recoverable amount of the cash-generating unit to which the asset belongs must be determined.

The assumption used in the asset valuation process was a price of CAN$1,300 per ounce of gold in 2014, in 2015, and in 2016. These prices are used in order to estimate future revenues and are based on an average of recent prices.

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

Start of advanced exploration phase

The Corporation evaluates the potential of each project to determine when the project should progress from the exploration phase to the advanced exploration phase. Once management has determined that a project has demonstrated a potential for development, and an economic analysis supports its commercial viability and its economic benefit, the project moves into the advanced exploration phase once approval has been given by the Board of Directors. Expenditures related to the project are capitalized as of this time.

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

  Production capacity achieved

  Recovered grade

  Stage of completion of development work

When a mine considered to be an advanced exploration project becomes a mining site under production, previously capitalized costs are allocated among the various assets, such as inventory, development expenses, buildings and equipment. Additionally, from that time, some previously capitalized costs are then recognized as expenses and the related income is recognized as precious metals revenue. Depreciation/depletion begins at that time as well.

Reconciliation of total cash cost per ounce to production costs:

(in thousands of $ other than exchange rate data)	2013	2012	2011

Operating costs as per note 3 of the consolidated financial statements (CAN$)	69,688	61,102	59,202
Royalties as per note 3 of the consolidated financial statements (CAN$)	1,910	2,294	2,614

Total cash costs (CAN$)	71,598	63,396	61,816

Ounces of gold sold	63,443	60,741	76,143

Total cash cost in CAN$/per ounce	1,128	1,044	812

Average exchange rate (US$/CAN$)	1.0299	0.9996	0.9891

Total cash cost in US$/per ounce	1,095	1,044	821

B.	Liquidity and Capital Resources (all dollar amounts are in thousands of Canadian dollars, unless otherwise stated)

At December 31, 2013, Richmont had a working capital of $14.0 million compared with $54.3 million at December 31, 2012 and $68.7 million at December 31, 2011. The decrease reflects a $42.2 million decrease in cash and cash equivalents, a $2.2 million increase in exploration tax credits receivable and a $1.3 million increase in inventories, and a $2.5 million increase in accounts payables, and a $0.7 million decrease in income and mining taxes payable. From 2012 to 2011, the $14.4 million decrease reflects a $3.7 million decrease in cash and cash equivalents, a $9.7 million decrease in exploration tax credits receivable, a portion of which were applied against income and mining tax liabilities, and a $5.4 million increase in account payables and accrued charges that stemmed from the discontinuation of operations at the Francoeur Mine.

Most of the restricted deposits relate specifically to site restoration. As at December 31, 2013, the Corporation has $117 thousand in restricted deposits with the Quebec government, $594 thousand in restricted deposits with the Ontario government and $2.7 milllion in guaranteed investment certificate to secure a credit facility available to the Corporation up to an amount of $4.0 million for the issuance of letters of credit as guarantees for the settlement of asset retirement obligations. The credit facility has a fixed annual fee of 0.95% (0.85% in 2012). The following table provides the allocation of restricted deposits and letters of credit issued as at December 31, 2013:

(in thousands of $)	2013	2012
	$	$

Restricted deposits
Island Gold Mine (Island Gold Deep and Lochalsh property)	594	184
Beaufor Mine	107	107
Other	10	54

	711	345

Guaranteed investment certificate, 1.25% maturing in February 2014[1]	2,650	-

Other	60	339

	3,421	684

Letters of credit[1]
Camflo Mill	1,332	1,332
Island Gold Mine (Kremzar property)	979	979
Francoeur Mine	239	-
Additional credit	100	-

	2,650	2,311

1 Letters of credit are secured by the guaranteed investment certificate.

Cash flows from operating activities

Cash flows from operations decreased from $7.7 million in 2012 to $3.5 million in 2013. The annual variance reflects a 15% decrease in the average realized gold price in Canadian dollars, an 8% increase in the average cash cost per ounce stemming partly from the onset of commercial production at the Monique and W Zone mines in the fourth quarter, as well as higher cost at Island Gold, the effects of which were only partially mitigated by a 4% increase in the number of gold ounces sold.

Cash flows from operations decreased from $38.8 million in 2011 to $7.7 million in 2012. This decrease reflects that net earnings in 2011 were $25.9 million, or $0.81 per share, compared with net loss of $45.0 million or ($1.28) per share in 2012 reflecting a 20% decrease in ounces of gold sales mitigated by a 7% increase in the selling price in Canadian dollars. Futhermore Richmont spent $20.3 million in exploration costs in 2012 compared to $10.9 million in 2011.

Cash flows used in investing activities

In 2013, Richmont invested $41.9 million in the continued development of its assets, up from $37.9 million in 2012. The increase reflects the Corporation’s focused development efforts at Island Gold Deep, most notably the completion of an additional 848 linear meters of the underground access ramp, in addition to development costs associated with beginning commercial production at the Monique Mine at the beginning of October. Offsetting the higher investment levels at these two operations were lower development costs at the W Zone Mine, and the termination of development efforts at the Francoeur Mine operations following its closure at the end of 2012. An additional $1.0 million was invested at the Camflo Mill and other corporate installations in 2013, down from $2.9 million in 2012.

The Corporation invested $37.9 million in property, plant and equipment in 2012, up from $31.7 million in 2011. The increase reflects the advancement of the underground exploration drift at the Island Gold Mine to improve access for deep exploration drilling below the mine’s infrastructure. The level of increased investment similarly reflected the development of the ramp to access the W Zone. An additional $2.9 million was invested at the Camflo Mill and other corporate installations in 2012, up from $0.9 million in 2011.

(in thousands of $)	2013	2012	2011
	$	$	$

Island Gold Mine	12,480	8,364	4,959
Island Gold Deep	15,290	-	-
Beaufor Mine	980	1,192	3,090
W Zone Mine	3,779	9,911	3,480
Monique Mine	8,358	-	-
Discontinued operation – Francoeur Mine	-	15,458	19,237
Other	1,001	2,929	904

Total	41,888	37,854	31,670

Cash flows from financing activities

The Corporation issued 30,000 common shares during 2013 and 483,600 in 2012 following the exercise of stock options, for a total cash consideration of $0.1 million and $1.5 million, respectively. In 2011, the Corporation issued 899,400 common shares following the exercise of stock options, for a total cash consideration of $2.8 million.

According to the terms of the Senior Secured Credit Facility, 812,500 warrants were issued to the lender, each warrant allowing for the acquisition of one common share at a price of $2.45 prior to August 2016. These warrants vested immediately and an amount of $0.4 million was registered in shareholder’s equity in contributed surplus and the counterpart as financing costs.

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

Capital disclosures

Richmont’s cash and cash equivalents balance was $17.6 million at December 31, 2013, $59.8 million at December 31, 2012 and $63.5 million at December 31, 2011. The Corporation invests its cash and cash equivalents in high-quality securities issued by government agencies, financial institutions and major corporations, and limits its amount of credit exposure by diversifying its holdings.

The Corporation’s objectives when managing its capital are to safeguard the Corporation’s ability to continue as a going concern in order to support ongoing exploration programs and the development of its mining assets, to provide sufficient working capital to meet its ongoing obligations and to pursue potential investments. Although in the Corporation’s opinion, its working capital is sufficient for the next twelve months, on April 3, 2014, the Corporation entered into an agreement with Macquarie Capital Markets Canada Ltd. (“Macquarie”) as lead underwriter, on behalf of a syndicate of underwriters, for the issuance of 7.0 million common shares of the Corporation, on a bought-deal basis, at a price of CAN$1.45 per share (the “Offering Price”) for gross proceeds of $10.15 million. (See ITEM 8. FINANCIAL INFORMATION - B. Significant change for more information). The proceeds will be used for working capital and for general corporate purposes.

The Corporation’s profitability may vary significantly as a result of many factors, including, the price of gold, Canadian dollar/United States dollar exchange rate, fluctuations in commodity prices and unforeseen variations from expected grade, tonnage levels and production costs at its operating mines, most of which are not under the Corporation’s control. Accordingly, no assurance can be given that the Corporation’s working capital will continue to be sufficient to support its ongoing operations.

The Corporation has no material commitments for either capital expenditures or its exploration program.

The Corporation’s budget can be modified and its investments adjusted depending on available funds and operating and exploration results. The exploration and development of new mineral deposits is subject to numerous risks, discussed in greater detail on page 8.

As at December 31, 2013, Richmont Mines had no hedging contracts. In order to finance additional exploration activities or to maintain or increase its liquidity and capital resources, the Corporation may decide to issue new shares or to issue new debt.

C.	Research and Development, Patents and Licenses, etc.

None.

D.	Trend Information

See discussions in Parts A and B of “ITEM 5 OPERATING AND FINANCIAL REVIEW AND

PROSPECTS”.

E.	Off-Balance Sheet Arrangements

The Corporation does not have any off-balance-sheet arrangements.

F .	Tabular Disclosure of Contractual Obligations

As of December 31, 2013, the Corporation had the following long-term liabilities required to be reflected on the Corporation’s balance sheet under International financial reporting standard.

	Payments due by period
	(in thousands of $)
		Less than			More than
Contractual obligations	Total	1 year	1-2 years	3-4 years	4 years

Asset retirement obligations	7,933	330	2,204	5,399	-
Finance lease obligations	3,737	825	1,637	1,275	-
Contract payment holdback	1,000	-	1,000	-	-
Long-term share-based compensation	701	-	-	-	701
Closure allowance	573	-	573	-	-

Total	13,944	1,155	5,414	6,674	701

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Names, municipalities of residence, offices and principal occupations of the directors and executives officers of the Corporation are as follows:

				Number of	Number of
				shares owned	options held
Name and Municipality of	Office held with	Principal	Director or	on March 27,	on March 27,
Residence	the Corporation	Occupation	Officer since	2014 [1]	2014
H. Greg Chamandy	Executive	Business Executive	May 14, 2009	5,016,363 [2]	607,000
Westmount, QC, Canada	Chairman of the
	Board

Paul Carmel, Eng.[4]	President and CEO	President and CEO of	May 22, 2012	63,000	474,675
Westmount, QC, Canada		Richmont Mines Inc.

René Marion, Eng.[3,4,6]	Director	Engineer, President of	Nov. 7, 2013	-	120,000
Toronto, ON, Canada		RJLM Professional
		Services Inc.

Dr. James W. Gill, B. Sc.,	Director	Mining Consultant	Dec. 10, 2013	-	160,000
M. Sc., Ph.D.[3,4,5]
Toronto, ON, Canada

Elaine Ellingham, P.Geo.,	Director	Geologist, President of	Feb. 4, 2010	-	250,000
M. Sc., MBA[5,6,9]		Ellingham Consulting
Toronto, ON, Canada		Ltd.

Michael Pesner, CPA, CA3, 5, 6	Director	President, Hermitage	Nov. 1, 2010	-	246,000
Montreal, QC, Canada		Canada Finance Inc.

Pierre Rougeau	Executive Vice-	Executive Vice President	Dec. 3, 2012	-	150,000
Beaconsfield, QC, Canada	President and CFO	and CFO of Richmont
		Mines Inc.

Daniel Adam, P.Geo., Ph.D.[7]	Vice-President,	Vice-President,	March 10, 2008	43,200	89,300
Rouyn-Noranda, QC, Canada	Exploration	Exploration of Richmont
		Mines Inc.

Rosaire Émond, Eng,[8]	Vice-President and	Vice–President and	Jan. 13, 2014	-	116,800
Val-d’Or, QC, Canada	Chief Operating	Chief Operating Officer
	Officer	of Richmont Mines Inc.

Nicole Veilleux, CPA, CA	Financial Director	Financial Director of	March 1, 2006	35,000	114,600
Rouyn-Noranda, QC, Canada		Richmont Mines Inc.

Mélissa Tardif	Corporate	Lawyer at Richmont	May 9, 2013	-	20,000
Ste-Gertrude-Manneville, QC,	Secretary	Mines Inc.
Canada
1)	As the Corporation has no direct knowledge of the number of shares controlled by the above-mentioned directors and officers, the information was provided by each of them.
2)

Of this number, 4,020,854 and 33,704 common shares are held respectively by Oxbridge Bank & Trust SCC, an entity ultimately controlled by Mr. Chamandy and Ms. Chantal Condoroussis, Mr. Chamandy’s spouse.

3)	Member of the Audit Committee.
4)	Member of the Environmental, Health and Safety Committee.
5)	Member of the Human Resources and Compensation Committee.
6)	Member of the Governance and Nominating Committee.
7)	Mr. Daniel Adam was nominated Vice-President, Exploration on February 25, 2013.
8)	Mr. Rosaire Émond was nominated Vice-President and Chief Operating Officer on January 13, 2014.
9)	Lead Director

The Corporation does not have any other committee other than those mentioned above.

The above-mentioned individuals have held their principal occupation as indicated beside their respective names during the last five years, with the exception of Mr. Rosaire Émond who, prior to January 13, 2014, was Island Gold Deep Project Manager for Richmont, Mr. Daniel Adam, who, prior to February 25, 2013 was General Manager, Exploration at Richmont, Ms. Mélissa Tardif who, prior to May 9, 2013, was Richmont’s Assistant Corporate Secretary and prior to August 8, 2011, was a lawyer in a property management company, Mr. Paul Carmel, who, prior to May 22, 2012 was the Managing Director and Head of Mining – Investment Banking for Desjardins Capital Markets, Mr. Pierre Rougeau, who, prior to January 2011 was a Vice-President, operations and sales for AbitibiBowater Inc., Mr. Rene Marion, who, prior to November 7, 2013, was working as a consultant in the mining industry and was the President and Chairman of RJLM Professional Services Ltd. and Mr. James Gill, who, prior to December 10, 2013 was working as a mining consultant.

Certain directors and nominees for election as directors also serve on the Boards of Directors of other reporting issuers. The following table presents, for each director and nominee for election as director, the other reporting issuers for which they serve as directors.

Director	Other Reporting Issuers

H. Greg Chamandy	Lime Hill Capital Corporation and Liquid Nutrition Group Inc.

James Gill	Thundermin Resources Inc., TriAusMin Ltd.

Michael Pesner	Quest Rare Minerals Ltd., Bitumen Capital Inc., Unite Capital Corp., Alexandria Minerals Corporation, Le Château Inc. and Liquid Nutrition Group Inc.

René Marion	Guyana Goldfields Inc. and Temex Resources Corp.

Elaine Ellingham	Aurania Resources Ltd. and Williams Creek Gold Limited

Each director shall, unless he or she resigns or his or her office becomes vacant for any reason, hold office until the close of the next annual meeting of shareholders or until his or her successor is elected or appointed.

The directors and officers mentioned above own a total of 5,157,563 common shares of Richmont Mines, which represents 13.03% of the Corporation’s 39,596,103 common shares issued and outstanding as at April 22, 2014.

B.	Compensation (all the amounts are in Canadian dollars)

Compensation of the Named Executive Officers for the Financial Year Ended December 31, 2013

During the financial year ended December 31, 2013, the six Named Executive Officers of the Corporation (as hereinafter defined) were paid an aggregate remuneration of $2,826,831.

The following information sets forth the remuneration paid for the financial year ended December 31, 2013 by the Corporation and its subsidiaries to the Corporation’s Executive Chairman, President and Chief Executive Officer, Executive Vice-President and Chief Operating Officer and Executive Vice-President and Chief Financial Officer and other executive officers (collectively, the “Named Executive Officers”) who have received in return for services rendered to the Corporation or its subsidiaries in any capacity, an aggregate compensation exceeding $150,000 during the latest fiscal year. In March 2012, the Corporation offered an employment agreement to Mr. Daniel Adam, the Vice-President, exploration, since he is considered to be a key person. That agreement incorporates a retention payment provided certain conditions are met by the employee, most notably that the employee continues his employment with the Corporation until March 2017. That retention payment of $500,000 would be payable in 2017 either through the issuance of the Corporation’s common shares or cash, at the discretion of the employee, with the number of common shares to be determined by the market value of the common shares at the time of payment.

Summary Compensation Table of the Named Executive Officers

			Share-
Name and principal	Fiscal		based	Option-based	Non-equity incentive		All other	Total
position	year	Salary	awards	awards	plan compensation		compensation	compensation
		($)	($)	($) (1)	($)		($) (2)	($)
					Annual	Long term
					incentive	incentive
					plans	plans
					(Bonus)
H. Greg. Chamandy	2013	270,000	n/a	100,160	-	n/a	-	370,160
Director and	2012	270,000		1,211,056	-		-	1,481,056
Executive Chairman	2011	235,000		-	78,333		-	313,333
of the Board

Paul Carmel(3)	2013	300,000	n/a	100,000	195,000	n/a	26,200	621,200
President and Chief	2012	182,000		1,000,000	184,000		18,250	1,384,250
Executive Officer	2011	-		-	-		-	-

Pierre Rougeau(4)	2013	240,000	n/a	28,000	78,000	n/a	23,916	369,916
Executive Vice-	2012	20,000		183,490	-		460	203,950
President and Chief	2011	-		-	-		-	-
Financial Officer

Christian Pichette(5)	2013	300,000	n/a	53,000	112,500	n/a	502,115	967,615
Executive Vice-	2012	280,000		53,000	120,000		25,500	478,500
President and Chief	2011	265,000		70,000	100,000		20,185	455,185
Operating Officer

Nicole Veilleux	2013	180,000	n/a	25,000	35,000	n/a	17,980	257,980
Financial Director	2012	165,000		25,000	36,000		16,840	242,840
	2011	160,000		20,500	50,450		14,790	245,740

Daniel Adam(6)	2013	181,700	n/a	25,000	20,000	n/a	13,260	239,960
Vice-President,	2012	-		-	-		-	-
Exploration	2011	-		-	-		-	-

Notes:

1)

The Corporation granted 115,200 options to Christian Pichette, 54,300 options to Nicole Veilleux and 54,300 options to Daniel Adam on December 12, 2013, 50,000 options to Paul Carmel and Greg Chamandy, and 50,000 options to Pierre Rougeau on November 12, 2013 and 100,000 options to Paul Carmel and Greg Chamandy on August 8, 2013.

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

	2013	2012	2011
Risk-free rate:	1.5%	1.6%	1.6%
Expected option life:	3.8 years	3.8 years	4.6 years
Volatility:	56%	62%	61%
Expected dividends yield:	0%	0%	0%
2)	The heading “All Other Compensation” includes:
a)

the amount that was paid to each of the senior management designed to be equivalent to the amount that would normally be paid in the form of a retirement savings plan. Please see the section entitled “Other Compensation” below.

	b)	the amount that was paid to each of the senior management for health and life insurance fees, car allowance, parking allowance, professional fees and other fees.
	c)	any amount that was paid as termination benefits for Christian Pichette.
d)

Please note that the amount of taxable benefit, associated with the exercising of options, is now presented in the section Options Exercised by Named Executive Officers during the Most Recently Completed Financial Year Ended December 31, 2013.

3)	On May 22, 2012, Mr. Carmel was appointed President and Chief Executive Officer.
4)	On December 3, 2012, Mr. Rougeau was appointed Executive Vice-President and Chief Financial Officer.
5)

On May 10, 2012, Mr. Pichette, Vice-President, operations was appointed Executive Vice-President and Chief Operating Officer and he retired on December 15, 2013. The amount presented for 2013 represents the amounts earned between January 1, 2013 and December 15, 2013.

6)	On February 25, 2013, Mr. Adam was appointed Vice-President, Exploration. Before such date, he was employed by the Corporation as Exploration General Manager since February 13, 2012.

Director Compensation (other than the Executive Chairman of the Board) for the financial year ended on December 31, 2013

During a meeting held in December 2012, the members of the Board of Directors determined the annual compensation granted to the members of the Board for the fiscal year ended December 31, 2013.

During this meeting, it was decided that the members of the Board (with the exception of the Executive Chairman of the Board) would be paid a sum of $35,000 in annual compensation for the 2013 year, that an additional sum of $12,000 per year would be paid to each Chair of a sub-committee of the Board of Directors, and that members of committees would be paid $4,000 per year per committee they are on.

The level of the annual compensation of the members of the Board of Directors (with the exception of the Executive Chairman of the Board) is based on the Human Resources and Compensation Committee’s analysis regarding compensation levels of directors of mining companies that are similar to Richmont.

Executive Chairman of the Board compensation for the financial year ended on December 31, 2013

On December 10, 2013, the Human Resources and Compensation Committee recommended to the Board of Directors and the Board of Directors ratified, that the Executive Chairman’s compensation of $270,000 should remain for the 2014 fiscal year.

On an aggregate basis, the Corporation’s Board members therefore received total compensation of $1,041,960 during the 2013 fiscal year, as detailed in the table below. Please note that this table does not include the compensation granted to the Chief Executive Officer, who is also a director of the Board. For more details about the Chief Executive Officer’s compensation, please consult the section “Compensation of the Named Executive Officers for the Financial Year Ended December 31, 2013”.

Director Compensation Table for the financial year ended on December 31, 2013

					Non-Equity
			Share-	Option-	Incentive Plan
	Fiscal	Fees	based	based	Compensation	Pension	All other
Name	Year	Earned	Awards	Awards(1)	(bonus)	Value	Compensation(2)	Total
		($)	($)	($)	($)		($)	($)
H. Greg Chamandy	2013	270,000		100,160	-			370,160
Executive Chairman	2012	270,000	n/a	1,211,056	-	n/a	n/a	1,481,056
of the Board	2011	235,000		-	78,333			313,333

Réjean Houle(6)	2013	35,835		57,752				93,587
Director	2012	20,000	n/a	144,000	n/a	n/a	n/a	164,000
	2011	20,000		-				20,000

Sam Minzberg(7)	2013	39,250		-				39,250
Director	2012	32,000	n/a	144,000	n/a	n/a	n/a	176,000
	2011	32,000		-				32,000

Elaine Ellingham	2013	52,000		80,128				132,128
Director	2012	38,550	n/a	144,000	n/a	n/a	n/a	182,550
	2011	32,000		-				32,000

Michael Pesner	2013	55,000		80,128				135,128
Director	2012	32,000	n/a	144,000	n/a	n/a	n/a	176,000
	2011	32,000		-				32,000

Eberhard Scherkus(3)	2013	42,500		57,752				100,252
Director	2012	21,000	n/a	568,968	n/a	n/a	n/a	589,968
	2011	-		-				-

René Marion(4)	2013	8,500		67,128				75,628
Director	2012	-	n/a	-	n/a	n/a	n/a	-
	2011	-		-				-

James Gill(5)	2013	4,583		73,744				78,327
Director	2012	-	n/a	-	n/a	n/a	n/a	-
	2011	-		-				-

Notes:

1)

The Corporation granted 100,000 options to the Executive Chairman of the Board and 80,000 options to four other Directors in place on August 8, 2013. On November 12, 2013, the Executive Chairman of the Board received 50,000 options, two Directors in place received 40,000 options each and a new Director received 120,000 options. On December 12, 2013 the Corporation granted 160,000 options to a new Director.

The fair value of the options granted annually is determined by multiplying the number of options granted by their value under the Black & Scholes model, in accordance with International Financial Reporting Standards. The value determined under Black & Scholes corresponds to the fair accounting value established according to the following assumptions:

	2013	2012	2011
Risk-free rate:	1.5%	1.6%	1.6%
Expected option life:	3.8 years	3.8 years	4.6 years
Volatility:	56%	62%	61%
Expected dividends yield:	0%	0%	0%
2)

Please note that the amount of taxable benefit, associated with the exercising of options are now presented in the section Options Exercised by Named Executive Directors during the Most Recently Completed Financial Year Ended December 31, 2013.

3)	Mr. Scherkus commenced his position on April 10, 2012. The amount presented for 2013 represents the amounts earned between January 1st, 2013 and October 1st, 2013. He resigned on October 1, 2013.
4)	Mr. Marion commenced his position on November 6, 2013. The amount presented for 2013 represents the amounts earned between November 6, 2013 and December 31, 2013.
5)	Mr. Gill commenced his position on December 6, 2013. The amount presented for 2013 represents the amounts earned between December 6, 2013 and December 31, 2013.
6)	Mr. Houle resigned on October 21, 2013. The amount presented for 2013 represents the amounts earned between January 1, 2013 and October 21, 2013.
7)	Mr. Minzberg resigned on August 1, 2013. The amount presented for 2013 represents the amounts earned between January 1, 2013 and August 1, 2013.

The Corporation has not set aside or accrued any amounts to provide pension, retirement or similar benefits to the directors or executive officers.

C.	Board Practices

The directors serve as directors of the Corporation from their election until the next Annual and Special General Meeting that will be held on May 8, 2014 or until a successor is duly elected.

Directors

Name	Elected or Appointed
Director
H. Greg Chamandy	May 2009
Elaine Ellingham	February 2010
Michael Pesner	November 2010
Paul Carmel	May 2012
René Marion	November 2013
James Gill	December 2013

Employment Contracts

The Corporation has entered into employment contracts with the Named Executive Officers: Paul Carmel, as President and Chief Executive Officer, Pierre Rougeau, as Executive Vice-President and Chief Financial Officer, Nicole Veilleux, as Financial Director and Daniel Adam, as Vice-President, Exploration. Christian Pichette, Executive Vice-President and Chief Operation Officer retired on December 15, 2013 after his contract ended. The total compensation that was paid to Mr. Christian Pichette after his retirement was $476,139.

The contract of Nicole Veilleux provides that, in the event of termination initiated by the Corporation without cause or initiated by a Named Executive Officer for good reason, or if the contract is not renewed, the Financial Director, Mrs. Veilleux will be entitled to one month of total compensation by year of service, whether such year of service is completed or not. For the purposes of calculating the severance payment, the Named Executive Officer’s total compensation will be based on the annual average of the two (2) complete fiscal years immediately preceding the date of termination. Moreover, and notwithstanding the provisions contained in the Omnibus Long-Term Incentive Plan and the conditions of the options held by the Named Executive Officer, all the options held by the Named Executive Officer will become vested on the termination date. Also, the options thus vested on the termination date will be exercisable on the earliest of the following two dates: (i) on the dates initially stipulated; or (ii) two years after the termination date.

The estimated amount that could be paid by the Corporation in these given circumstances, assuming that the termination occurred on the last working day of the most recent financial year of the Corporation and that this date falls during the renewal term of the contract of employment of the Named Executive Officer is $333,955 for the Financial Director. That amount includes the options annual average value attributed during the last two years.

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

The estimated amount that could be paid by the Corporation in these given circumstances, assuming that the termination occurred on the last working day of the most recent financial year of the Corporation is $908,776 for the President and CEO and $366,427 for the Executive Vice-President and Chief Financial Officer.

The contract of Daniel Adam provide that, in the event of termination initiated by the Corporation with cause, the Vice-President, Exploration, Mr. Adam will not receive any compensation including his retention payment. Following the resignation of Mr. Adam, he will receive his salary during the notice of 60 days but nothing for his retention payment. In the event of termination initiated by the Corporation without cause, the compensation (including the salary and the annual bonus) will be determined by the Human Resources and Compensation Committee at their discretion and following the law. His retention payment will be given to him prorated to the number of months he worked. If Mr. Adam becomes invalid, or dies before the termination date of his contract, he or his succession will receive the retention payment prorated to the number of months he worked. All his options exercisable or that will become exercisable before the expiry term of 60 days will become vested.

The estimated amount that could be paid by the Corporation in these given circumstances, assuming that the termination occurred on the last working day of the most recent financial year of the Corporation is $183,333 for the Vice-President, Exploration.

Change of Control Agreements

The Corporation has also entered into an agreement with the Executive Chairman of the Board and with each of the Named Executive Officers in case of a change of control.

For the Named Executive Officers:

In the event that, during a three-year period after the date of a “change of control”, the employment contract of Nicole Veilleux was to be terminated by her resignation for valid cause or by the severing by the Corporation of the employment relationship binding her to the Corporation for cause other than serious cause or his permanent incapacity, then the Corporation shall pay her, in addition to the payment of any amount owed to her as unpaid salary and vacation accumulated but not yet taken on the termination date, within 30 days of the termination date, a lump sum equivalent to twice her total average annual compensation (total compensation is defined as all the components which have monetary value and, without limiting the scope of the foregoing, any salary, bonuses (applicable for the period, regardless of whether they are calculated at that time), benefits, insurance, based on the average annual amount of total compensation for the two full calendar years preceding the termination date, minus applicable deductions. Also, all the options held by the Named Executive Officer will become vested on the termination date and thereupon may be exercised. Moreover, and notwithstanding the provisions contained in the Omnibus Long-Term Incentive Plan and the conditions of the options held by the Named Executive Officer, the maturity dates of the options thus exercisable will be those initially stipulated, but without exceeding three years after the termination date. The change of control agreements will end upon the termination of the Named Executive Officer within the Corporation if it occurs before the occurrence of a change of control.

The estimated amount that could be paid by the Corporation in these given circumstances, assuming that a change of control occurred on the last business day of the most recent financial year of the Corporation, is $500,932 for the Financial Director. That amount includes the options annual average value attributed during the last two years.

In the event that following termination of employment, amounts are payable to a Named Executive Officer pursuant to an employment contract and a change of control agreement, the Corporation would only have to pay the greater of the two amounts for the Financial Director.

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

The estimated amount that could be paid by the Corporation in these given circumstances, assuming that a change of control occurred on the last business day of the most recent financial year of the Corporation, is $1,213,164 for the President and Chief Executive Officer and $606,427 for the Executive Vice-President and Chief Financial Officer.

The contract of Daniel Adam provides that, after a change of control, if the contract is terminated within twelve (12) months following the change in control, Mr. Adam will be entitled to the entire payment of his retention payment. All un-vested options held by the executive on the date of termination will automatically vest on this day. If the contract is terminated after the period of twelve (12) months, following a change of control, Mr. Adam will be entitled to receive his retention payment prorated to the number of months he worked.

The estimated amount that could be paid by the Corporation in these given circumstances, assuming that a change of control occurred on the last business day of the most recent financial year of the Corporation, is $283,333 for the Vice-President, Exploration.

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

Human Resources and Compensation Committee

The Board has a Human Resources and Compensation Committee composed entirely of independent directors (Composition is described in Part VIII of the Corporation’s Annual Information Form). The Human Resources and Compensation Committee meets at least once a year to make recommendations to the Board on the remuneration of Corporation’s employees, executive officers and directors. The Human Resources and Compensation Committee takes into consideration the responsibilities and workload of executive officers in formulating its recommendations and favors giving key personnel competitive compensation in order to keep them with the Corporation.

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

Until August 1, 2013, the Human Resources and Compensation Committee of the Corporation was composed of Mr. Sam Minzberg, Mr. Michael Pesner and Mr. Réjean Houle. As of December 31, 2013, the Human Resources and Compensation Committee was composed of Mr. James Gill, Mr. Michael Pesner and Mrs. Elaine Ellingham. The compensation of the Executive Chairman of the Board, the President and Chief Executive Officer and the other executive officers is determined by the Board of Directors following recommendations by the Human Resources and Compensation Committee. As the Board of Directors establishes the salaries of executive officers, it should be noted that the Executive Chairman of the Board and the President and Chief Executive Officer abstain from the discussion and the ensuing decision concerning their total compensation arrangements.

Corporate Governance and Nominating Committee

The Board has a Corporate Governance and Nominating Committee, which meets at least once a year. Since May 9, 2013, the Corporate Governance and Nominating Committee has been composed entirely of independent directors. As of November 6, 2013, the Committee was composed of Elaine Ellingham, Michael Pesner and René Marion, all of whom are independent directors. Prior to May 9, 2013, the executive Chairman was a member of this Committee. Mr. Réjean Houle, an independent director, was a member of this Committee between May 9, 2013 and his resignation October 21, 2013. The Corporate Governance and Nominating Committee’s mandate is to evaluate every aspect of the Corporation’s governance practices. In particular, the Corporate Governance and Nominating Committee examines the effectiveness of the Corporation’s governance practices at regular intervals, and reviews the role and the mandate of the Board and its committees.

The Corporate Governance and Nominating Committee has the responsibility for identifying new candidates for Board nomination. Comprised of all independent directors, the Corporate Governance and Nominating Committee makes recommendations to the Board regarding selection criteria for directors, and periodically reviews the criteria the Board has adopted, as the case may be.

When candidates are needed, the Corporate Governance and Nominating Committee looks for candidates with varied backgrounds, who can contribute to the overall performance of the Board, and who have demonstrated integrity, independence, experience and leadership in the past. Directors and members of senior management may recommend a candidate to the Corporate Governance and Nominating Committee if he or she believes that the individual possesses the required abilities to successfully perform the duties of a director. The Corporate Governance and Nominating Committee is responsible for conducting an interview with the candidate, from which it will form recommendations that will then be given to the Board of Directors.

Audit Committee

The Board has an Audit Committee and at year end it was composed of Michael Pesner, René Marion and James Gill, all independent directors as defined in National Instrument 52-110 Audit Committees (“NI 52-110”). The information on the Audit Committee is presented in Part VIII of the Corporation’s Annual Information Form for the year ended December 31, 2013, a copy of which is available on SEDAR at www.sedar.com.

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

Environmental, Health and Safety Committee

On December 8, 2010, the Board of Directors created the Environmental, Health and Safety Committee, composed of a majority of independent directors. At year end, 2013, the Environmental, Health and Safety Committee was composed of René Marion, James Gill and Paul Carmel. Previously, Elaine Ellingham and Réjean Houle were members of the Committee. The Environmental, Health and Safety Committee is responsible for evaluating whether the Corporation’s current environmental, health and safety practices are appropriate, for ensuring that these practices are standardized across all of the Corporation’s divisions, and for making recommendations when appropriate. The Chairman of the Environmental, Health and Safety Committee is responsible for providing the Board of Directors with an account of the Environmental, Health and Safety Committee.

D.	Employees

The number of employees of the Corporation as of December 31, 2013, 2012 and 2011, was 442, 471 and 489 respectively. The distribution of the employees was the following:

Category of Activity or Geographical Location	December 31,
	2013	2012	2011
Head Office	25	32	18
Beaufor	134	163	141
Island Gold	202	191	177
Exploration	2	20	14
Camflo	35	21	20
Francoeur	-	44	119
Total	442	471	489

E.	Share Ownership

See “ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES - A. Directors and Senior Management” above for the number of shares of the Corporation’s common shares held by directors and executive officers of the Corporation.

Information regarding the outstanding stock options held by directors and senior management of the Corporation as of December 31, 2013, is set forth below.

Stock Options Outstanding to Named Executive Officers and Directors as at December 31, 2013

		Unexercised
		Options at Year-
	Unexercised	End
	underlying	(#)	Exercise price of
	securities	Exercisable/	share options	Share options
Name	(unit)	Unexercisable	($)	expiry date

Paul Carmel	324,675		6.61	June 1, 2019
President and Chief Executive	100,000	114,935 / 359,740	1.62	Aug. 7, 2018
Officer	50,000		1.29	Nov. 11, 2018
TOTAL	474,675

Pierre Rougeau	100,000		3.61	Nov. 22, 2017
Executive Vice-President and		65,000 / 85,000
Chief Financial Officer	50,000		1.29	Nov. 11, 208
TOTAL	150,000

Nicole Veilleux	25,000		3.55	Dec. 10, 2014
Financial Director	16,000		5.09	Dec. 8, 2015
	3,500	57,080 / 57,520	12.03	Dec. 8, 2016
	15,800		3.05	Dec. 11, 2017
	54,300		1.08	Dec. 11, 2018
TOTAL	114,600

Daniel Adam	15,000		5.22	Oct. 5, 2015
Vice-President, Exploration	4,200		12.03	Dec. 8, 2016
		31,700 / 57,600
	15,800		3.05	Dec. 11, 2017
	54,300		1.08	Dec. 11, 2018
TOTAL	89,300

H. Greg Chamandy	75,000		4.12	May 13, 2014
Director and Executive	30,000		4.19	Feb. 3, 2015
Chairman of the Board	352,000	225,400 / 381,600	6.57	May 9, 2018
	100,000		1.62	Aug. 7, 2018
	50,000		1.29	Nov. 11, 2018
TOTAL	607,000

Elaine Ellingham	50,000		4.19	Feb. 3, 2015
Director	30,000		4.19	Feb. 3, 2015
	50,000	110,000 / 140,000	11.51	Jan. 9, 2015
	80,000		1.62	Aug. 7, 2018
	40,000		1.29	Nov. 11, 2018
TOTAL	250,000

		Unexercised
		Options at Year-
	Unexercised	End
	underlying	(#)	Exercise price of
	securities	Exercisable/	share options	Share options
Name	(unit)	Unexercisable	($)	expiry date

Michael Pesner	50,000		5.31	Nov. 8, 2015
Director	26,000		5.31	Nov. 8, 2015
	50,000	106,000 / 140,000	11.51	Jan. 9, 2015
	80,000		1.62	Aug. 7, 2018
	40,000		1.29	Nov. 11, 2018
TOTAL	246,000

René Marion
Director	120,000	40,000 / 80,000	1.29	Nov. 11, 2018
TOTAL	120,000

James Gill
Director	160,000	40,000 / 120,000	1.08	Dec. 11, 2018
TOTAL	160,000

Description of the Share Option Plans

Other than the Omnibus Long-Term Incentive Plan, the Corporation had only one equity-based compensation plan previously in existence, a share option plan, for the benefit of the Corporation’s and its affiliate’s officers, directors, employees and service providers (the “Share Option Plan”). Following the approval and adoption of the Omnibus Long-Term Incentive Plan in May 2012, options are no longer granted under the Share Option Plan and all grants of awards are now made under the Omnibus Long-Term Incentive Plan.

As of December 31, 2013, options for the acquisition of a total of 934,850 common shares under the Share Option Plan were outstanding and with exercise prices ranging from $3.16 to $12.03 per share, representing approximately 2.4% of the common shares issued and outstanding on such date.

As at December 31, 2013, options to acquire a total of 2,505,100 common shares had been granted under the Omnibus Long-Term Incentive Plan and with exercise prices ranging from $1.08 to $6.98 per share, representing approximately 6.3% of the common shares issued and outstanding on such date, leaving a balance of 519,660 available options to be issued by the Board of Directors pursuant to the Omnibus Long-Term Incentive Plan, as indicated in the table below. As at April 22, 2014, a balance of 1,010,060 options was available to be issued.

Information regarding share option plans as at December 31, 2013

	Number of shares to be	Weighted-average	Number of shares
	issued upon exercise of	exercise price of	available for future
	outstanding options	outstanding options	grants under the plan

Share Option Plans	3,439,950	$3.81	519,660
(approved by the holders)

During the year 2013, one option holder exercised a total of 30,000 options.

Information regarding options outside the share option plans as at December 31, 2013

	Number of shares issued	Weighted-average
	outside the share option	exercise price of options
	plans

Outside the Share Option Plans	324,675	$6.61
(not approved by the holders)

The total number of common shares reserved and available for grant and issuance pursuant to Awards (as defined in the Omnibus Long-Term Incentive Plan) (including the common shares issuable upon exercise of the options granted under the Share Option Plan of the Corporation) shall not exceed a number of common shares equal to ten percent (10%) of the total issued and outstanding common shares of the Corporation at the time of granting of Awards (on a non-diluted basis) or such other number as may be approved by the TSX and the shareholders of the Corporation from time to time. Options are no longer granted under the Share Option Plan and all grants of awards are now made under the Omnibus Long-Term Incentive Plan. Any increase in the issued and outstanding common shares (whether as a result of exercise of Awards or otherwise) will result in an increase in the number of common shares that may be issued on Awards outstanding at any time and any increase in the number of Awards granted will, upon exercise, make new grants available under the Omnibus Long-Term Incentive Plan.

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

The Board of Directors will not provide financial assistance to Participants (as defined in the Omnibus Long-Term Incentive Plan) to assist them in exercising their Awards, provided, however, that the Board of Directors may, in its discretion, amend the Omnibus Long-Term Incentive Plan to authorize the administrator under the Omnibus Long-Term Incentive Plan to make arrangements to provide a form of financial assistance to the Participants.

The Omnibus Long-Term Incentive Plan is managed by the Board of Directors which establishes the terms of the option grants, including the exercise price, provided however, that the exercise price is not lower than the market price, as determined by the closing asked price of the common shares on the TSX on the trading day immediately preceding the date of grant.

The options granted under the Omnibus Long-Term Incentive Plan are vested or become subject to exercise according to the terms established by the Board of Directors at the time of grant. If the expiry date falls during a blackout period (during any period when the Corporation’s policies do not permit an option holder to exercise an option) or within ten business days following the last day of the blackout period, then the expiry date will be the last day of this ten business day period. Following the termination without cause of an option holder, the options that remain unexercised must be exercised within 60 days in the case of the termination without cause or resignation, 1 year in the case of death, 3 years in the case of disability or injury and 3 years in the case of early retirement. The Board of Directors has the discretionary power to modify these terms and periods, provided that options cannot expire later than 10 years from the date on which they were granted.

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

If, at any time after the grant of an Award to any Participant and prior to the expiration of the term of such Award, the Corporation shall make a distribution to all holders of Shares or other securities in the capital of the Corporation, or cash, evidences of indebtedness or other assets of the Corporation (excluding an ordinary course dividend in cash or shares, but including for greater certainty shares or equity interests in a subsidiary or business unit of the Corporation or one of its subsidiaries or cash proceeds of the disposition of such a subsidiary or business unit), or should the Corporation effect any transaction or change having a similar effect, then the price or the number of Shares to which the Participant is entitled upon exercise or vesting of Award shall be adjusted to take into account such distribution, transaction or change. The Board of Directors shall determine the appropriate adjustments to be made in such circumstances in order to maintain the Participants' economic rights in respect of their Awards in connection with such distribution, transaction or change.

The Board of Directors may amend the Omnibus Long-Term Incentive Plan (the “Plan”) or any Award from time to time without the consent of the Participants provided that such amendment shall:

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

a)	amendments of a "housekeeping" nature;

b)	a change to the vesting provisions of any Award;

c)

the introduction or amendment of a cashless exercise feature payable in securities, whether or not such feature provides for a full deduction of the number of underlying securities from the Plan (as defined in the Omnibus Long-Term Incentive Plan) reserve;

d)	the addition of a form of financial assistance and any amendment to a financial assistance provision which is adopted; and

e)	the addition of a deferred or restricted share unit or any other provision which results in Participants receiving securities while no cash consideration is received by the issuer.

The Board of Directors shall be required to obtain shareholder approval to make the following amendments:

  any change to the maximum number of Shares issuable from treasury under the Plan;

  any amendment which reduces the exercise price of any Award, as applicable, after such an Award has been granted or any cancellation of an Award and the substitution of that Award by a new Award with a reduced price;

  any amendment which extends the expiry date of any Award, or the Restriction Period (as defined in the Omnibus Long-Term Incentive Plan) of any Restricted Share Units (RSU) beyond the original expiry date, except in case of an extension due to a Black-Out Period (as defined in the Omnibus Long-Term Incentive Plan);

  any amendment which would permit a change to the Eligible Participants (as defined in the Omnibus Long-Term Incentive Plan), including a change which would have the potential of broadening or increasing participation by Insiders;

  any amendment which would permit any Award granted under the Plan to be transferable or assignable by any Participant;

  any amendment which increases the maximum number of Shares that may be issued to (i) Insiders (as defined in the Omnibus Long-Term Incentive Plan) and Associates (as defined in the Omnibus Long- Term Incentive Plan) of such Insiders; or (ii) any one Insider and Associates of such Insider under the Plan and any other proposed or established Share Compensation Arrangement (as defined in the Omnibus Long-Term Incentive Plan) in a one-year period;

  any amendment to the amendment provisions of the Plan, provided that Shares held directly or indirectly by Insiders benefiting from the amendments shall be excluded when obtaining such shareholder approval.

Notwithstanding anything contained to the contrary in the Plan, in a Grant Agreement (as defined in the Omnibus Long-Term Incentive Plan) contemplated herein, but subject to any specific provisions contained in any Employment Agreements (as defined in the Omnibus Long-Term Incentive Plan), in the event of a Change in Control under the Omnibus Long-Term Incentive Plan, a reorganization of the Corporation, an amalgamation of the Corporation, an arrangement involving the Corporation, a take-over bid (as that term is defined in the Securities Act (Québec)) for all of the Shares or the sale or disposition of all or substantially all of the properties and assets of the Corporation, the Board of Directors may make such provision for the protection of the rights of the Participants as the Board of Directors in its discretion considers appropriate in the circumstances, including, without limitation, changing the Performance Criteria and/or other vesting conditions for the Awards and/or the date on which any Award expires or the Restriction Period, the Performance Period, the Performance Criteria and/or other vesting conditions for the Awards.

The Board of Directors may, by resolution, advance the date on which any Award may be exercised or payable or, subject to applicable regulatory provisions and shareholder approval, extend the expiration date of any Award, in the manner to be set forth in such resolution provided that the period during which an Option (as defined in the Omnibus Long-Term Incentive Plan) or a Share Appreciation Rights (SAR) is exercisable or RSU is outstanding does not exceed ten (10) years from the date such Option or SAR is granted in the case of Options and SARs and three (3) years after the calendar year in which the award is granted in the case of RSUs. The Board of Directors shall not, in the event of any such advancement or extension, be under any obligation to advance or extend the date on or by which any Option or SAR may be exercised or RSU may be outstanding by any other Participant.

The Human Resources and Compensation Committee may, by resolution, but subject to applicable regulatory approvals, decide that any of the provisions hereof concerning the effect of termination of the Participant's employment shall not apply for any reason acceptable to the Human Resources and Compensation Committee.

The Board of Directors may, subject to regulatory approval, discontinue the Plan at any time without the consent of the Participants provided that such discontinuance shall not materially and adversely affect any Awards previously granted to a Participant under the Plan.

The table below describes the share options exercised during the financial year ended December 31, 2013 by Named Executive Officers and Directors and the aggregate value realized on unexercised options at Year-End.

Options Exercised by Named Executive Officers and Directors during the Most Recently Completed Financial Year Ended December 31, 2013

No options were exercised by Named Executive Officers and Directors during the most recently completed financial year ended December 31, 2013.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

As of April 22, 2014, to the knowledge of the directors and executive officers of the Corporation, Oxbridge Bank & Trust SCC (“Oxbridge”), an entity ultimately controlled by H. Greg Chamandy, a member of the Board of the Corporation and Chairman of the Board, is one of the two shareholders, directly or indirectly, beneficially owning or controlling over more than 5% of the outstanding common shares of the Corporation. Oxbridge, with its affiliates, beneficially owns or controls directly or indirectly 5,016,363 common shares representing approximately 12.67% of the outstanding common shares of the Corporation (excluding common shares underlying outstanding options). See “ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES – E. Share Ownership” above. The other shareholder is Lloyd I. Miller III who beneficially owns or controls directly or indirectly 3,656,931 common shares representing 9.2% of the outstanding common shares of the Corporation.

Mr. Chamandy and Oxbridge became a shareholder of the Corporation in 2009.

Mr. Chamandy or Oxbridge does not have any different voting rights compared with the Corporation’s other shareholders.

As of April 22, 2014, a total of 7,227,954 shares of the Corporation’s common shares, representing 18.25% of the issued and outstanding shares of the Corporation’s common shares, were held by a total of 121 U.S. record holders.

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

Throughout the year 2013, and until the date of this Annual Report, certain Related Party Transactions occurred with the Corporation, as described below:

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

Mr. Minzberg is a senior partner at the law firm Davies Ward Phillips & Vineberg LLP (“Davies”) and until August 1st, 2013, he was a member of the Corporation’s Board of Directors.

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

Until his resignation as Corporate Secretary effective May 9, 2013, the Corporation paid fees to Stikeman in 2013 in the amount of approximately $65 thousand (including taxes) for professional services rendered mainly in connection with general matters.

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

Subsequent Transaction

See “ITEM 8. FINANCIAL INFORMATION - B. Significant Change” for a discussion of the issuance of 7.0 million of common shares.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

The following consolidated financial statements of the Corporation are attached to this Annual Report:

Independent Auditor’s report of registered public accounting firm dated February 19, 2014 on Internal Control over financial reporting and on the Consolidated Statements of Financial Position as at December 31, 2013 and 2012, Consolidated Income Statements, Consolidated Statements of Comprehensive Income, Consolidated Statements of Changes in Equity, and Consolidated Statements of Cash Flows for the years ended December 31, 2013, 2012 and 2011.

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

The Corporation has not declared or paid any dividends on its common shares since its incorporation. Richmont Mines has no current plans to pay dividends on its common shares. Its present policy is to retain earnings to finance its capital expenditures program. In the future, the Board of Directors may declare dividends according to its assessment of the financial position of the Corporation, taking into account its financing requirements for future growth and other factors that the Board of Directors may deem relevant in the circumstances. The Corporation had no export sales during 2013.

Except for the three litigation matters discussed above in the section entitled “Commitments and contingencies,” the Corporation knows of no active, pending or overtly threatened legal or arbitration proceeding to which the Corporation is a party or to which any of its properties is subject which may have, or has had in the recent past, a significant effect on the Corporation’s financial position or profitability.

B.	Significant Change

The Corporation has reported a significant change since the date of the annual financial statements included:

On April 3, 2014, the Corporation entered into an agreement with Macquarie Capital Markets Canada Ltd. (“Macquarie”) as lead underwriter, on behalf of a syndicate of underwriters, for the issuance of 7.0 million common shares of the Corporation, on a bought-deal basis, at a price of CAN$1.45 per share (the “Offering Price”) for gross proceeds of $10.15 million. The syndicate of underwriters also includes BMO Capital Markets, CIBC World Markets and Desjardins Securities.

In addition, the underwriters have been granted an over-allotment option to purchase up to an additional 1.05 million common shares from the Corporation (the “Over-Allotment Option”), exercisable in whole or in part at the Offering Price for a period of 30 days from closing of the Offering, for additional gross proceeds of up to approximately $1.52 million. If the Over-Allotment Option is exercised in full, the total gross proceeds to Richmont will be $11.67 million. Richmont plans to use the net proceeds of the Offering for working capital and general corporate purposes.

According to the terms of the Offering, the Corporation’s common shares will be issued under a short-form prospectus to be filed in certain provinces of Canada, pursuant to the short-form prospectus system contemplated by National Instrument 44-101 – short form prospectus distributions.

The Offering is expected to close on or about April 23, 2014, and is subject to certain conditions, including but not limited to the receipt of all necessary approvals including those of the TSX and the NYSE MKT.

ITEM 9.	THE OFFER AND LISTING

The Corporation’s common shares are traded on the TSX under the symbol “RIC” and on the NYSE MKT also under the symbol “RIC”.

Toronto Stock Exchange

Set forth below are the high and low sell prices on the TSX for actual trades of shares of the Corporation’s common shares for the periods indicated.

Last Five Full Years
Toronto Stock Exchange
Common Shares Trading Activity

	- Price -
	Canadian Dollars
Year Ended	High	Low
December 31, 2009	$4.93	$2.04
December 31, 2010	$5.71	$3.78
December 31, 2011	$13.39	$4.28
December 31, 2012	$12.98	$2.69
December 31, 2013	$3.44	$1.00

Last Two Full Years
Toronto Stock Exchange
Common Shares Trading Activity

	- Price -
	Canadian Dollars
Quarter Ended	High	Low
March 31, 2012	$12.98	$7.53
June 30, 2012	$7.94	$4.48
September 30, 2012	$5.37	$3.30
December 31, 2012	$4.75	$2.69
March 31, 2013	$3.44	$2.30
June 30, 2013	$2.82	$1.37
September 30, 2013	$1.88	$1.32
December 31, 2013	$1.50	$1.00

Last Six Months
Toronto Stock Exchange
Common Shares Trading Activity

	- Price -
	Canadian Dollars
Month Ended	High	Low
October 31, 2013	$1.50	$1.23
November 30, 2013	$1.40	$1.04
December 31, 2013	$1.16	$1.00
January 31, 2014	$1.69	$1.09
February 28, 2014	$2.07	$1.62
March 31, 2014	$1.95	$1.55
*	The closing price of the Corporation’s common shares on the TSX on April 22, 2014 was CAN$1.36.

American Stock Exchange and NYSE Amex, NYSE MKT

The Corporation’s common shares were listed for trading on the American Stock Exchange effective on March 6, 1997. In 2008, the American Stock exchange was bought by NYSE Alternext and became NYSE Amex in the beginning of 2009. On May 2012, NYSE Amex became NYSE MKT. Set forth below are the high and low sell prices on and NYSE Amex until May 2012, and NYSE MKT thereafter for actual trades of shares of the Corporation’s Common shares for the periods indicated.

Last Five Full Years
American Stock Exchange /
NYSE Amex, NYSE MKT
Common Shares Trading Activity

	- Price -
	US Dollars
Year Ended	High	Low
December 31, 2009	$4.36	$1.60
December 31, 2010	$5.72	$3.50
December 31, 2011	$13.40	$4.28
December 31, 2012	$12.91	$2.71
December 31, 2013	$3.44	$0.94

Last Two Full Years
NYSE Amex, NYSE MKT
Common Shares Trading Activity

	- Price -
	US Dollars
Quarter Ended	High	Low
March 31, 2012	$12.91	$7.53
June 30, 2012	$7.93	$4.32
September 30, 2012	$5.40	$3.23
December 31, 2012	$4.86	$2.71
March 31, 2013	$3.44	$2.23
June 30, 2013	$2.78	$1.31
September 30, 2013	$1.85	$1.28
December 31, 2013	$1.47	$0.94

Last Six Months
NYSE MKT
Common Shares Trading Activity

	- Price -
	US Dollars
Month Ended	High	Low
October 31, 2013	$1.47	$1.21
November 30, 2013	$1.34	$0.99
December 31, 2013	$1.07	$0.94
January 31, 2014	$1.53	$1.04
February 28, 2014	$1.85	$1.45
March 31, 2014	$1.77	$1.40
*	The closing price of the Corporation’s common shares on the NYSE MKT on April 22, 2013 was US$1.23.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

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

Omnibus Long-Term Incentive Plan

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

Private Placements

In October 2011, Richmont completed a private placement of 980,500 common shares at CAN$10.50 per share with the Fonds de solidarité FTQ and the Fonds régional de solidarité Abitibi-Témiscamingue, s.e.c. (collectively, the “Subscribers”), for a total cash consideration of $10.3 million. In addition, the private placement entitled the Subscribers to 245,125 warrants to purchase additional Richmont common shares at an exercise price of $13.00 per common share before December 31, 2012.

On February 1st, 2012, Richmont Mines completed a $10 million private placement with Mr. Bob Buchan and two members of his immediate family in the form of convertible debentures. The debentures which had a 5 year maturity with a 7.6% annual interest rate were convertible into Richmont common shares at a conversion price of $12.17 per share at the option of the holders at any time following the date of issuance. On September 24, 2012, Richmont Mines announced the immediate retirement of these debentures held by Mr. Bob Buchan and two members of his immediate family.

On September 26, 2012, Richmont Mines Inc. completed a non-brokered private placement with four institutional funds, through which the Corporation issued 5.97 million common shares at CAN$4.35 per share for, a total cash consideration of $26 million. Some Directors and officers subscribed to the private placement for an amount representing less than 2% of the private placement.

On June 17, 2013, Richmont Mines obtained a letter of offer for a senior credit facility for up to US$50 million from Macquarie Bank Limited (“MBL”) to advance the Island Gold Deep project. The US$50 million facility consisted of three tranches, all of which were subject to certain conditions being met prior to drawdown. The Corporation issued call warrants for the purchase of 1,250,000 Richmont shares to MBL upon closing of the facility agreement on August 23, 2013. The warrants had an exercise price of CAN$2.45 per share, and expire 3 years from the original date of their issue to MBL. A total of 812,500 warrants vested immediately upon closing of the facility agreement. The remaining 437,500 warrants were to have vested when the conditions to drawdown Tranche B had been fully met by the Corporation, and were cancelled upon the December 20, 2013 termination of the facility.

Public Prospectus

On April 3, 2014, the Corporation entered into an agreement with Macquarie Capital Markets Canada Ltd. (“Macquarie”) as lead underwriter, on behalf of a syndicate of underwriters, for the issuance of 7.0 million common shares of the Corporation, on a bought-deal basis, at a price of CAN$1.45 per share (the “Offering Price”) for gross proceeds of $10.15 million. The syndicate of underwriters also includes BMO Capital Markets, CIBC World Markets and Desjardins Securities. In addition, the underwriters have been granted an over-allotment option to purchase up to an additional 1.05 million common shares from the Corporation (the “Over-Allotment Option”), exercisable in whole or in part at the Offering Price for a period of 30 days from closing of the Offering, for additional gross proceeds of up to approximately $1.52 million. If the Over-Allotment Option is exercised in full, the total gross proceeds to Richmont will be $11.67 million. Richmont plans to use the net proceeds of the Offering for working capital and general corporate purposes. According to the terms of the Offering, the Corporation’s common shares will be issued under a short-form prospectus to be filed in certain provinces of Canada, pursuant to the short-form prospectus system contemplated by National Instrument 44-101 – short form prospectus distributions. The Offering is expected to close on or about April 23, 2014, and is subject to certain conditions, including but not limited to the receipt of all necessary approvals including those of the Toronto Stock Exchange and the New York Stock Exchange Market.

Land and mining rights agreement

In mid-October 2013, the Corporation announced that it had signed a land and mining rights agreement with Argonaut Gold Inc., owner of the Magino Gold Project that is adjacent to the Corporation’s Island Gold Mine. With this Agreement, the Corporation will secure mining rights below a depth of 400 metres on several claims to the south of the Island Gold Deep Project, and will acquire a claim which will extend the western boundary of its Island Gold Deep Project by a distance of 585 metres towards the west. In exchange, Argonaut will receive exploration and mining rights from surface to a maximum depth of 400 metres on certain Richmont claims that border the Magino Gold Project. Under the terms of the Agreement, the Corporation will receive a net payment of $2.0 million in cash from Argonaut upon completion of the land transactions.

Amended and Restated Shareholders Rights Plan

Introduction

On March 28, 2011, the Corporation amended and restated the existing shareholder rights plan which was set to terminate in accordance with its terms in 2012 (the “Amended and Restated Rights Plan”). The Amended and Restated Rights Plan was approved by the shareholders of the Corporation at a meeting of shareholders held on May 31, 2011 (Reference is made at Item 19. in Exhibit 2.2 of 2011 Annual Report).

Background

A shareholder rights plan was adopted by the Corporation’s shareholders in 2002 and, in accordance with the terms set out at that time, the plan required ratification at the Corporation’s annual meetings in 2005, 2008 and 2011, and would expire in April 2012. In lieu of shareholders ratifying the plan in 2011 for one year only (the plan would have expired in 2012), the Board of Directors thought it was appropriate to bring the shareholder rights plan up to date. Consequently a new shareholder rights plan was approved by the shareholders at the Corporation’s annual and special meeting on May 13, 2011, subject to reconfirmation by shareholders every three years. The plan will be renewed on May 8, 2014.

The primary objective of a rights plan is (a) to prevent creeping acquisition of control or an acquisition of control through a partial bid; (b) to provide adequate time to the Board of Directors and shareholders to properly consider and evaluate any unsolicited takeover bid without undue pressure; (c) to provide the Board of Directors and shareholders adequate time to value all of the assets of the Corporation and for the Corporation to undertake a value recognition program if necessary to demonstrate the value of one or more assets; (d) to provide the Board of Directors of the Corporation adequate time to explore and develop alternatives for maximizing shareholder value if an unsolicited takeover bid is made for the Corporation and to possibly allow competing bids to emerge; and (e) to provide every shareholder of the Corporation an equal opportunity to participate in such a bid and to ensure the equal treatment of all shareholders of the Corporation under such bid. The Amended and Restated Rights Plan encourages a potential acquiror to proceed either by way of a Permitted Bid (as defined in the Amended and Restated Rights Plan), which requires the takeover bid to satisfy certain minimum standards designed to promote fairness, or with the concurrence of the Board of Directors. The Amended and Restated Rights Plan is not intended to prevent takeover bids that treat shareholders of the Corporation fairly and has not been adopted in response to any proposal to acquire control of the Corporation. On the effective Date, one Right (as defined in the Amended and Restated Rights Plan) was issued and attached to each common share of the Corporation then outstanding, and one Right will be issued and attached to each common share of the Corporation subsequently issued.

In choosing to implement a rights plan, the Board of Directors of the Corporation considered the legislative framework in Canada governing takeover bids. Under provincial securities legislation, a takeover bid means an offer to acquire voting or equity shares of a corporation, where the shares subject to the offer to acquire, together with shares already owned by the bidder and any person or Corporation acting jointly or in concert with the bidder, aggregate 20% or more of the outstanding shares of a corporation, but does not include an offer to acquire if the offer to acquire is a step in an amalgamation, merger, reorganization or arrangement that requires approval in a vote of security holders.

The Corporation has reviewed the Amended and Restated Rights Plan for conformity with current practices of Canadian companies with respect to shareholder protection rights plan. The Corporation believes that the Amended and Restated Rights Plan preserves the fair treatment of shareholders, is consistent with current best Canadian corporate practice and addresses institutional investor guidelines. The Amended and Restated Rights Plan contains substantially the same terms and conditions as the 2008 Rights Plan and has been updated to meet current best Canadian corporate practices.

The existing legislative framework for takeover bids in Canada continues to raise the following concerns for shareholders of the Corporation:

  Time – Canadian securities laws permit a takeover bid to expire 35 days after it is initiated. The Board of Directors of the Corporation is of the view that this is not sufficient time to permit shareholders to consider a takeover bid and make a reasoned and unhurried decision as well as permit directors to evaluate a takeover bid, explore, develop and pursue alternatives which it believes are preferable to the takeover bid or which could maximize shareholder value, and make reasoned recommendations to the shareholders.

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

Summary

The following is a summary of the principal terms of the Amended and Restated Rights Plan for the Corporation which is qualified in its entirety by reference to the text of the Amended and Restated Rights Plan. A shareholder or any other interested party may obtain a copy of the Amended and Restated Rights Plan by contacting the Corporate Secretary, 161 Avenue Principale, Rouyn-Noranda, Québec, J9X 4P6; telephone (819) 797-2465; fax (819) 797-0166, by consulting the Web Site SEDAR at www.sedar.com or by consulting the Corporation’s Web Site at www.richmont-mines.com.

The terms of the Amended and Restated Rights Plan conform to the terms of plans now in place in many other Canadian public companies.

Effective Date

The effective date of the Amended and Restated Rights Plan is March 28, 2011 (the “Effective Date”).

Term

If the Amended and Restated Rights Plan is reconfirmed at a meeting of shareholders scheduled to be held on May 8, 2014, it will then be in effect until the end of the annual meeting of shareholders of the Corporation to be held in 2017 unless the Amended and Restated Rights Plan is reconfirmed at that meeting by the shareholders. If the Amended and Restated Rights Plan is so reconfirmed, it will then need to be reconfirmed at every third annual meeting. If it is not reconfirmed it will terminate. Even if reconfirmed by the shareholders, it expires ten years after the Effective Date or in 2021, at which time a new plan can be adopted.

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

  the takeover bid must be made to all shareholders of the Corporation as registered on the books of the Corporation, other than the Offeror; the takeover bid must be outstanding for a minimum period of 60 days and Common Shares tendered pursuant to the takeover bid may not be taken up prior to the expiry of the 60 day period and only if at such time more than 50% of the Common Shares of the Corporation held by shareholders, other than the Offeror, its affiliates and persons acting jointly or in concert and certain other persons (the “Independent Shareholders”), have been tendered to the takeover bid and not withdrawn; and

  if more than 50% of the Common Shares held by Independent Shareholders are tendered to the takeover bid within the 60 day period, the Offeror must make a public announcement of that fact and the takeover bid must remain open for deposits of Common Shares for not less than 10 business days from the date of such public announcement.

The Amended and Restated Rights Plan allows for a competing Permitted Bid (a “Competing Permitted Bid”) to be made while a Permitted Bid is in existence. A Competing Permitted Bid must satisfy all the requirements of a Permitted Bid except that it may expire on the same date as the Permitted Bid, subject to the requirement that it be outstanding for a minimum period of 35 days.

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

Amendment

Prior to the meeting of shareholders, the Board of Directors may make any changes to the Amended and Restated Rights Plan which the Board of Directors acting in good faith may deem necessary or desirable without the approval of any holders of Rights or Common Shares. After the meeting, the Board of Directors may amend the Amended and Restated Rights Plan with the approval of a majority vote of the votes cast by shareholders (or the holders of Rights if the Separation time has occurred) voting in person and by proxy at a meeting duly called for that purpose. The Board of Directors without such approval may correct clerical or typographical errors and, subject to approval at the next meeting of the shareholders (or holders of Rights, as the case may be) may make amendments to the Amended and Restated Rights Plan to maintain its validity due to changes in applicable legislation.

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

Approval of the Directors

The directors of the Corporation have unanimously adopted and approved the renewal of the Amended and Restated Rights Plan. In renewing the Amended and Restated Rights Plan, the directors concluded, for the reasons discussed above, that it was in the best interests of the Corporation and the shareholders to do so.

The directors unanimously recommend that shareholders approve the renewal of the Amended and Restated Rights Plan by voting FOR the Rights Plan Resolution at the meeting.

The directors believe that the Amended and Restated Rights Plan preserves the fair treatment of shareholders of the Corporation, is consistent with Canadian’s corporate practice and addresses institutional investor guidelines.

Shareholder Approval

The Amended and Restated Rights Plan is subject to confirmation and approval by the shareholders of the Corporation at the meeting of shareholders scheduled to May 8, 2014, failing which the Amended and Restated Rights Plan will terminate, all outstanding Rights (as defined in the Summary) will be null and void and the Corporation will no longer have any form of shareholder rights plan. The following Rights Plan Resolution must be passed by a simple majority of votes at the Meeting:

“BE IT RESOLVED AS A RESOLUTION OF THE SHAREHOLDERS:

1.

THAT the Amended and Restated Shareholder Rights Plan adopted by the Board of Directors of Richmont Mines Inc. (the “Corporation”) on March 28, 2011 on the terms of the Amended and Restated Shareholder Rights Plan dated as of March 28, 2011 between the Corporation and Computershare Investor Services Inc., as Rights Agent, and all Rights issued pursuant to such Plan, are hereby renewed, for a period ending on the close of business on the date on which the annual meeting of the shareholders of the Corporation is held in 2017; and

2.

THAT any one director or officer be, and each of them is hereby authorized and directed, for and in the name of and on behalf of the Corporation, to execute and deliver or cause to be delivered all such documents, and to take any action which, in the opinion of that person, is necessary or desirable to give effect to this resolution.”

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

For tax years beginning after 2012, dividends paid to U.S. citizens and residents with modified adjusted gross income above $200,000 ($250,000 for joint returns) also will be subject to a 3.8% tax on net investement income. The 3.8% tax is imposed on the lesser of net investment income or the excess of modified adjusted gross income above $200,000 for single and head of household tax returns ($250,000 for joint returns). For estates and trusts the threshold applies at the top marginal bracket, which for 2014 starts at $12,150. There is an exemption for foreign trusts except to the extent the foreign trust has United States beneficiaries.

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

As with dividends, for tax years beginning after 2012, capital gains of U.S. citizens and residents with modified adjusted gross income above $200,000 ($250,000 for joint returns) will be subject to a 3.8% tax on net investment income.

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

The Corporation’s financial results are sensitive to movements in the price of gold, and the US$/CAN$ exchange rate, as the Corporation mostly generates revenue in US dollars and generally incurs expenses in Canadian dollars. The following table describes, for demonstration purposes only, the financial impact that changes in certain variables would generally have had on the Corporation’s 2013 net earnings, all other variables bring constant.

SENSITIVITY ANALYSIS
Variable	Change	Impact on net earnings
(in thousands of CAN$)
Price of gold (US$)	+/-10% per ounce	+/- 6,328
Exchange rate (US$/CAN$)	+/- 8% (US$/CAN$)	+/- 5,267

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

Interest Rate Risk Disclosure

At December 31, 2013, the Corporation had long-term Finance lease obligations, Contract payment holdback, Long-term share-based compensation and Closure allowance . See “ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS - A. Operating Results – Long-Term Debt” above. The Corporation does not believe it is exposed to significant interest rate risk.

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

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2013. In making this assessment, management used the criteria for effective internal control over financial reporting set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in 1992 Internal Control-Integrated Framework. Based on this assessment, management has concluded that, as of December 31, 2013, the Corporation’s internal control over financial reporting was effective based on those criteria.

The effectiveness of the Corporation’s internal control over financial reporting as of December 31, 2013 has been audited by Raymond Chabot Grant Thornton LLP, an independent registered public accounting firm, as stated in their report which appears herein.

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

The Board has a Code of Ethics for individuals responsible for financial information, including the President and Chief Executive Officer, the Executive Vice-President and Chief Financial Officer, the Financial Director, the Vice-President, Chief Operating Officer and the Vice-President, Exploration and any other person performing functions that are connected to the objective of the Code of Ethics for Financial Reporting Individuals. The Code of Ethics for Financial Reporting Individuals, which is under the responsibility of the Audit Committee, is reviewed and reassessed annually and must be signed by all associated employees every year. A copy of such code may be obtained by making a request to the Corporate Secretary of the Corporation. The Board also has a Code of Business Conduct and Ethics for its directors, officers and employees. The Corporation similarly has a whistle blower policy under the terms of which employees can report an offence to the Code of Business Conduct and Ethics, or voice a concern relating to possible irregularities with regards to internal accounting, auditing or internal controls, by communicating confidentially with a Director appointed by email, mail or telephone. A memo was sent to all employees of the Corporation explaining this procedure. Furthermore, no director may participate in any Board discussion regarding a matter in which he has a conflict of interest, and may not vote on any such matter. Copies of the Business Conduct and Ethics Code and the Code of Ethics for Financial Reporting Individuals are available on EDGAR at www.sec.gov/edgar.shtml.

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

The following tables show the total fees billed for each of the three past financial years by the Corporation’s principal independent accounting firm.

Audit Fees

The aggregate fees billed by the external auditors for audit services for each of the last three financial years are the following:

Nature of services (in CAN$)	2013	2012	2011
Audit services*	141,750	135,000	175,500

*	Includes the audit of the internal controls and financial reporting as required by the Sarbanes-Oxley legislation.

Audit-Related Fees

The aggregate fees billed for each of the last three financial years for certification services and related services provided by the external auditors are described in the following table. Special work refers to the time spent by the Auditors reading and commenting on quarterly financial statements and reviewing management’s analysis of new accounting policies. In 2011, special work also refers to work undertaken in relation to the transition of accounting standards from GAAP to IFRS.

Nature of services (in CAN$)	2013	2012	2011
Special work	27,403	25,050	69,800

Taxation Fees

The aggregate fees billed for each of the last three financial years for the professional services provided by the external auditors with regards to tax compliance, tax advice and tax planning are described in the following table:

Nature of services (in CAN$)	2013	2012	2011
Quarterly review of mining and income taxes estimates	10,125	10,125	10,125
Planning and tax advice	6,400	7,925	16,250

All Other Fees

The aggregate fees billed for each of the last three financial years for the products and services provided by the external auditors, other than the services previously stated, are described in the following table:

Nature of services (in CAN$)	2013	2012	2011
Other consultations	997	8,185	3,293
Other expenses	12,955	1,968	-

100% of all Audit Related Fees, Tax Fees and All Other Fees reported above were approved by the Corporation’s Audit Committee.

ITEM 16.D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

The Corporation did not rely on any exemption from the listing standards for audit committees.

ITEM 16.E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The Corporation had no share repurchase program in effect in 2013.

ITEM 16.F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16.G.	CORPORATE GOVERNANCE

NYSE MKT Corporate Governance Matters

The Corporation’s common shares are listed on NYSE MKT. Section 110 of the NYSE MKT Corporation Guide permits the NYSE MKT to consider the laws, customs and practices of the foreign issuer’s country of domicile in relaxing certain NYSE MKT listing criteria, and to grant exemptions from NYSE MKT listing criteria based on these considerations. A corporation seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law. A description of the significant ways in which the Corporation’s governance practices differ from those followed by domestic companies pursuant to NYSE MKT standards is as follows:

[ ]	Shareholder Meeting Quorum Requirement: The NYSE MKT recommended minimum quorum requirement for a shareholder meeting is one-third of the outstanding common shares. In addition, a corporation listed on NYSE MKT is required to state its quorum requirement in its By-Laws. The Corporation’s quorum requirement as set forth in its By-Laws is two shareholders with at least 10% of the issued and outstanding common shares entitled to vote at a meeting of shareholders whether present in person or represented by proxy.

[ ]	Proxy Delivery Requirement: NYSE MKT requires the solicitation of proxies and delivery of proxy statements for all shareholder meetings, and requires that these proxies shall be solicited pursuant to a proxy statement that conforms to SEC proxy rules. The Corporation is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act and Rule 405 under the Securities Act and the equity securities of the Corporation are accordingly exempt from the proxy rules set forth in Sections 14(a), 14(b), 14(c) and 14(f) of the Exchange Act. The Corporation solicits proxies in accordance with applicable rules and regulations in Canada.

[ ]	Shareholder Approval Requirement: The Corporation will follow the Canadian securities regulatory authorities and Toronto Stock Exchange rules for shareholder approval of new issuances of its common shares. Following such securities and exchange rules, shareholder approval is required for certain issuances of shares that: (i) materially affect control of the Corporation; or (ii) provide consideration to insiders in aggregate of 10% or greater of the market capitalization of the listed issuer and have not been negotiated at arm’s length. Shareholder approval is also required, pursuant to Toronto Stock Exchange rules, in the case of most private placements: (x) for an aggregate number of listed securities issuable greater than 25% of the number of securities of the listed issuer which are outstanding, on a non-diluted basis, prior to the date of closing of the transaction if the price per security is less than the market price; or (y) that during any six month period are to insiders for listed securities or options, rights or other entitlements to listed securities greater than 10% of the number of securities of the listed issuer which are outstanding, on a non-diluted basis, prior to the date of the closing of the first private placement to an insider during the six month period.

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

Audited Consolidated Financial Statements

Independent Auditor’s report of registered public accounting firm dated February 19, 2014 on Internal Control over financial reporting and on the Consolidated Statement of Financial Position as at December 31, 2013 and 2012, Consolidated Income Statement, Consolidated Statement of Comprehensive Income, Consolidated Statements of Changes in Equity, and Consolidated Statement of Cash Flows for the years ended December 31, 2013, 2012 and 2011, and a summary of significant accounting policies, and other explanatory information.

ITEM 19.	EXHIBITS

Exhibit No.	Exhibit
1.1	Articles of the Corporation, including all amendments thereto(1)
1.2	By-Laws of the Corporation, including all amendments thereto(2)
1.3	New By-Laws No. 2012-1 adopted by the shareholders at the Annual Meeting on May 10, 2012(3)
2.1	Shareholder Rights Plan(4)
2.2	Amended and Restated Shareholders’ Rights Plan(5)
4.1	Acquisition Agreement and Amalgamation Agreement (Acquisition of Louvem Mines Inc.)(5)
4.2	Omnibus Long-Term Incentive Plan adopted by the shareholders at the Annual Meeting on May 10, 2012(6)
4.3	Private Financing: Fonds de solidarité des travailleurs du Québec (F.T.Q.); Fonds régional de solidarité Abitibi-Témiscamingue, société en commandite(7)
4.4	Private Financing: Robert Buchan; Fraser Buchan; Jennifer Buchan(7)
4.5	Private Financing: Non-brokered private placement with four institutional funds(8)
4.6	Prospectus Financing †
8.1	List of Subsidiaries †
12.1	Rule 13a-14(a)/15d-14(a) Certifications †
13.1	Certification of periodic financial report pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350 †

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

(3)

Incorporated by reference to Exhibit No. 1 to the Corporation’s Annual Report under “Item 10 Additional Information” on Form 20- F for the fiscal year ended December 31, 2011 filed with the Securities and Exchange Commission on April 27, 2012.

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

(8)

Incorporated by reference to the identically numbered Exhibit to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2012 filed with the Securities and Exchange Commission on April 24, 2013.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

RICHMONT MINES INC.
Registrant

Dated: April 22, 2014	By:	(/s/) Pierre Rougeau
Pierre Rougeau
Executive Vice-President and Chief Financial Officer

Consolidated Financial Statements of

RICHMONT MINES INC.

Years ended December 31, 2013 and 2012

INDEPENDENT AUDITOR’S REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders of Richmont Mines Inc.

We have completed integrated audits of Richmont Mines Inc.’s 2013, 2012 and 2011 consolidated financial statements and of its internal control over financial reporting as at December 31, 2013. Our opinions, based on our audits, are presented below.

Report on the consolidated financial statements

We have audited the accompanying consolidated financial statements of Richmont Mines Inc., which comprise the consolidated statements of financial position as at December 31, 2013 and 2012 and the consolidated income statements, the consolidated statements of comprehensive income, the consolidated statements of changes in equity and the consolidated statements of cash flows for each of the years in the three-year period ended December 31, 2013, and a summary of significant accounting policies and other explanatory information.

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

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Richmont Mines Inc. as at December 31, 2013 and 2012 and its financial performance and its cash flows for each of the years in the three-year period ended December 31, 2013 in accordance with International Financial Reporting Standards as established by the International Accounting Standards Board.

Report on internal control over financial reporting

We have also audited Richmont Mines Inc. internal control over financial reporting as at December 31, 2013, based on the criteria established in “1992 Internal Control—Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

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

Opinion

In our opinion, Richmont Mines Inc. maintained, in all material respects, effective internal control over financial reporting as at December 31, 2013, based on the criteria established in “1992 Internal Control—Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Montreal (Canada)

February 19, 2014

__________________
1 CPA auditor, CA public accountancy permit no. A105359

RICHMONT MINES INC.
Consolidated Financial Statements
Years ended December 31, 2013 and 2012

Consolidated Financial Statements

CONSOLIDATED INCOME STATEMENT
Years ended December 31 (in thousands of Canadian dollars)

	2013	2012	2011
	$	$	$

CONTINUING OPERATIONS
Revenues	90,213	101,718	118,518
Cost of sales (note 3)	85,832	73,798	71,696

GROSS PROFIT	4,381	27,920	46,822

OTHER EXPENSES (REVENUES)
Exploration and project evaluation (note 4)	7,875	20,265	10,926
Administration (note 5)	7,514	10,270	5,456
Loss (gain) on disposal of long-term assets (note 7)	105	198	(3,010)
Impairment loss on W Zone Mine (note 16.1)	13,472	-	-
Other revenues (note 8)	(154)	(28)	(64)

	28,812	30,705	13,308

OPERATING EARNINGS (LOSS)	(24,431)	(2,785)	33,514

Financial expenses (note 9)	1,263	656	115
Financial revenues (note 10)	(526)	(837)	(1,187)

EARNINGS (LOSS) BEFORE MINING AND INCOME TAXES	(25,168)	(2,604)	34,586

MINING AND INCOME TAXES (note 11)	7,994	373	8,543

NET EARNINGS (LOSS) FROM CONTINUING OPERATIONS	(33,162)	(2,977)	26,043

NET LOSS FROM DISCONTINUED OPERATION (note 12)	(1,098)	(42,038)	(125)

NET EARNINGS (LOSS)	(34,260)	(45,015)	25,918

EARNINGS (LOSS) PER SHARE (note 13)
Basic earnings (loss) per share
Earnings (loss) from continuing operations	(0.84)	(0.08)	0.81
Loss from discontinued operation	(0.03)	(1.20)	-

Basic net earnings (loss)	(0.87)	(1.28)	0.81

Diluted earnings (loss) per share
Earnings (loss) from continuing operations	(0.84)	(0.08)	0.80
Loss from discontinued operation	(0.03)	(1.20)	-

Diluted net earnings (loss)	(0.87)	(1.28)	0.80

BASIC WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING (in thousands)	39,594	35,055	31,813

DILUTED WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING (in thousands)	39,594	35,207	32,434

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
Year ended December 31 (in thousands of Canadian dollars)

	2013	2012	2011
	$	$	$

NET EARNINGS (LOSS)	(34,260)	(45,015)	25,918

OTHER COMPREHENSIVE LOSS, NET OF TAXES ITEMS THAT WILL BE RECLASSIFIED SUBSEQUENTLY TO NET EARNINGS (LOSS)
Fair value variation on available-for-sale financial assets	(18)	(281)	(274)
Realized gain on sale of available-for-sale financial assets transferred to net earnings	(12)	(90)	(142)

OTHER COMPREHENSIVE LOSS, NET OF TAXES	(30)	(371)	(416)

TOTAL COMPREHENSIVE INCOME (LOSS)	(34,290)	(45,386)	25,502

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
Year ended December 31, 2013 (in thousands of Canadian dollars)

				Available-for-
		Contributed		sale financial
	Share capital	surplus	Deficit	assets	Total equity
	$	$	$	$	$

BALANCE AT DECEMBER 31, 2012	132,113	9,062	(22,842)	30	118,363

Issue of shares
Exercise of share options	89	(27)	-	-	62

Issue of warrants	-	439	-	-	439

Share-based compensation	-	1,779	-	-	1,779

Transactions with Richmont Mines shareholders	89	2,191	-	-	2,280

Net loss	-	-	(34,260)	-	(34,260)

Other comprehensive loss

Items that will be reclassified subsequently to net earnings (loss)
Available-for-sale financial assets:
Fair value variation, net of taxes	-	-	-	(18)	(18)
Reclassification to net earnings, net of taxes	-	-	-	(12)	(12)

Total comprehensive loss	-	-	(34,260)	(30)	(34,290)

BALANCE AT DECEMBER 31, 2013	132,202	11,253	(57,102)	-	86,353

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
Year ended December 31, 2012 (in thousands of Canadian dollars)

			Retained	Available-for-
		Contributed	earnings	sale financial
	Share capital	surplus	(deficit)	assets	Total equity
	$	$	$	$	$

BALANCE AT DECEMBER 31, 2011	104,872	6,688	22,173	401	134,134

Issue of shares
Common	25,981	-	-	-	25,981
Exercise of share options	2,174	(653)	-	-	1,521

Common shares issue costs	(914)	-	-	-	(914)

Convertible debentures -
Equity component, net impact	-	88	-	-	88
Deferred income and mining tax liabilities	-	(23)	-	-	(23)

Share-based compensation	-	2,962	-	-	2,962

Transactions with Richmont
Mines shareholders	27,241	2,374	-	-	29,615

Net loss	-	-	(45,015)	-	(45,015)

Other comprehensive loss
Items that will be reclassified subsequently to net earnings (loss)
Available-for-sale financial assets:
Fair value variation, net of taxes	-	-	-	(281)	(281)
Reclassification to net earnings, net of taxes	-	-	-	(90)	(90)

Total comprehensive loss	-	-	(45,015)	(371)	(45,386)

BALANCE AT DECEMBER 31, 2012	132,113	9,062	(22,842)	30	118,363

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
Year ended December 31, 2011 (in thousands of Canadian dollars)

			Retained	Available-for-
		Contributed	earnings	sale financial
	Share capital	surplus	(deficit)	assets	Total equity
	$	$	$	$	$

BALANCE AT DECEMBER 31, 2010	91,010	6,709	(3,745)	817	94,791

Issue of shares
Common	10,295	-	-	-	10,295
Exercise of share options	3,904	(1,100)	-	-	2,804

Common shares issue costs	(337)	-	-	-	(337)

Share-based compensation	-	1,079	-	-	1,079

Transactions with Richmont Mines shareholders	13,862	(21)	-	-	13,841

Net earnings	-	-	25,918	-	25,918

Other comprehensive loss
Items that will be reclassified subsequently to net earnings (loss)
Available-for-sale financial assets:
Fair value variation, net of taxes	-	-	-	(274)	(274)
Reclassification to net earnings, net of taxes	-	-	-	(142)	(142)

Total comprehensive income (loss)	-	-	25,918	(416)	25,502

BALANCE AT DECEMBER 31, 2011	104,872	6,688	22,173	401	134,134

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
December 31 (in thousands of Canadian dollars)

	December 31,	December 31,
	2013	2012
	$	$

ASSETS

CURRENT ASSETS
Cash and cash equivalents	17,551	59,810
Shares of publicly-traded companies	-	30
Receivables (note 14)	3,008	2,921
Income and mining tax assets	925	916
Exploration tax credits receivable	5,670	3,485
Inventories (note 15)	9,075	7,764

	36,229	74,926

RESTRICTED DEPOSITS (note 18 d)	3,421	684

PROPERTY, PLANT AND EQUIPMENT (note 16)	83,678	65,150

DEFERRED INCOME AND MINING TAX ASSETS (note 11)	-	7,484

TOTAL ASSETS	123,328	148,244

LIABILITIES

CURRENT LIABILITIES
Payables, accruals and provisions	19,897	17,356
Income and mining taxes payable	1,225	1,972
Current portion of long-term debt	825	932
Current portion of asset retirement obligations	330	370

	22,277	20,630

LONG-TERM DEBT (note 17)	5,196	702

ASSET RETIREMENT OBLIGATIONS (note 18 c)	7,603	6,375

DEFERRED INCOME AND MINING TAX LIABILITIES (note 11)	1,899	2,174

TOTAL LIABILITIES	36,975	29,881

EQUITY
Share capital (note 19)	132,202	132,113
Contributed surplus	11,253	9,062
Deficit	(57,102)	(22,842)
Accumulated other comprehensive income	-	30

TOTAL EQUITY	86,353	118,363

TOTAL LIABILITIES AND EQUITY	123,328	148,244

Commitments and subsequent event (note 22)

The accompanying notes are an integral part of the consolidated financial statements.

On behalf of the Board:

/s/ Paul Carmel	/s/ Michael Pesner
Paul Carmel	Michael Pesner
Director	Director

CONSOLIDATED STATEMENT OF CASH FLOWS
Years ended December 31 (in thousands of Canadian dollars)

	2013	2012	2011
	$	$	$

OPERATING ACTIVITIES
Net earnings (loss)	(34,260)	(45,015)	25,918
Adjustments for:
Depreciation and depletion	14,674	10,771	10,097
Impairment loss on W Zone Mine’s assets	13,472	-	-
Impairment loss on Francoeur Mine’s assets	-	41,161	-
Adjustment to estimated recoverable value of remaining Francoeur Mine’s assets	867	-	-
Non-cash expenses related to discontinued operation	-	4,571	-
Taxes received (paid)	(1,541)	(3,626)	1,597
Interest revenues	(409)	(718)	(570)
Interest and accretion expenses on long-term debt	66	596	-
Share-based compensation	2,521	3,601	1,079
Share-based compensation settled in cash	(725)	-	-
Financing expenses	1,165	-	-
Accretion expense – asset retirement obligations	81	66	127
Loss (gain) on disposal of long-term assets	193	205	(3,010)
Gain on disposal of shares of publicly-traded companies	(12)	(90)	(142)
Mining and income taxes	7,994	(6,655)	8,543

	4,086	4,867	43,639

Net change in non-cash working capital items (note 20)	(630)	2,789	(4,801)

Cash flows from operating activities	3,456	7,656	38,838

INVESTING ACTIVITIES
Acquisition of shares of publicly-traded companies	-	-	(102)
Disposition of shares of publicly-traded companies	12	582	246
Restricted deposits	(2,737)	(394)	-
Interest received	420	736	517
Property, plant and equipment – Island Gold Mine	(12,480)	(8,364)	(4,959)
Property, plant and equipment – Island Gold Deep Project	(15,290)	-	-
Property, plant and equipment – Beaufor Mine	(980)	(1,192)	(3,090)
Property, plant and equipment – W Zone Mine	(3,779)	(9,911)	(3,480)
Property, plant and equipment – Monique Mine	(8,358)	-	-
Property, plant and equipment – Francoeur Mine	-	(15,458)	(19,237)
Property, plant and equipment – Other	(1,001)	(2,929)	(904)
Disposition of property, plant and equipment	869	105	3,032

Cash flows used in investing activities	(43,324)	(36,825)	(27,977)

FINANCING ACTIVITIES
Financing expenses	(727)	-	-
Issue of convertible debentures	-	10,000	-
Retirement of convertible debentures	-	(10,000)	-
Issue of common shares	62	27,502	13,099
Common shares issue costs	-	(914)	(458)
Interest paid	(66)	(508)	-
Payment of finance lease obligations	(1,660)	(633)	-

Cash flows from (used in) financing activities	(2,391)	25,447	12,641

Net change in cash and cash equivalents	(42,259)	(3,722)	23,502

Cash and cash equivalents, beginning of period	59,810	63,532	40,030

Cash and cash equivalents, end of period (note 25 d)	17,551	59,810	63,532

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2013, 2012 and 2011 (in thousands of Canadian dollars)

1.	General information and compliance with IFRS

Richmont Mines Inc. (the “Corporation“), is incorporated under the Business Corporations Act (Quebec) and is engaged in mining, exploration and development of mining properties, principally gold.

The consolidated financial statements have been prepared by the Corporation’s management in accordance with International Financial Reporting Standards (“IFRS”) that are in effect at December 31, 2013, as established by the International Accounting Standards Board.

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

2.3.	Standards, amendments and interpretations to existing standards

2.3.1	New and revised standards that are effective

A number of new and revised standards are effective for annual periods beginning on or after January 1st, 2013. Information on these new standards is presented below:

Amendments to IAS 1 Presentation of items of Other Comprehensive Income
The Corporation has adopted Presentation of items of other comprehensive income (amendments to IAS 1). The Amendments to IAS 1 require entities to group items presented in other comprehensive income (OCI) into those that, in accordance with other IFRSs, will not be reclassified subsequently to profit or loss and those that will be reclassified subsequently to profit or loss when specific conditions are met. The existing option to present items of OCI either before tax or net of tax remains unchanged; however, if the items are presented before tax, then the amendments to IAS 1 require the tax related to each of the two groups of OCI to be shown separately. The amendments have been applied retrospectively, and only the presentation of items of OCI has been modified to reflect the changes. The application of the amendments did not result in any other impact.

IFRS 13 Fair Value Measurement (IFRS 13)
IFRS 13 clarifies the definition of fair value and provides related guidance and enhanced disclosures about fair value measurements. It does not affect which items are required to be fair-valued. The scope of IFRS 13 is broad and applies for both financial and non-financial items for which other IFRSs require or permit fair value measurements or disclosures about fair value measurements except in certain circumstances. IFRS 13 applies prospectively for annual periods beginning on or after January 1st, 2013. Its disclosure requirements need not be applied to comparative information in the first year of application. Management reviewed its valuation methodologies and the application of the new standard did not have any effect on the fair value measurement.

Consolidation standards
A package of new consolidation standards is effective. Information on these new standards is presented below. These changes did not have a material impact on the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2013, 2012 and 2011 (in thousands of Canadian dollars)

IFRS 10 Consolidated Financial Statements (IFRS 10)
IFRS 10 supersedes IAS 27 Consolidated and Separate Financial Statements (IAS 27) and SIC 12 Consolidation - Special Purpose Entities. IFRS 10 revises the definition of control and provides extensive new guidance on its application. These new requirements have the potential to affect which of the Corporation’s investees are considered to be subsidiaries and therefore change the scope of consolidation. However, the requirements on consolidation procedures, accounting for changes in non-controlling interests and accounting for loss of control of a subsidiary remain the same. Management’s analysis is that IFRS 10 did not change the classification (as subsidiaries or otherwise) of any of the existing investees.

IFRS 11 Joint Arrangements (IFRS 11)
IFRS 11 supersedes IAS 31 Interests in Joint Ventures (IAS 31). It aligns more closely the accounting by the investors with their rights and obligations relating to the joint arrangement. In addition, IAS 31's option of using proportionate consolidation for joint ventures has been eliminated. IFRS 11 now requires the use of the equity accounting method, which is currently used for investments in associates. Management’s analysis is that IFRS 11 did not have any impact on the consolidated financial statements as the Corporation does not have any joint arrangements.

IFRS 12 Disclosure of Interests in Other Entities (IFRS 12)
IFRS 12 integrates and makes consistent the disclosure requirements for various types of investments, including unconsolidated structured entities. It introduces new disclosure requirements about the risks to which an entity is exposed from its involvement with structured entities. Management’s analysis is that IFRS 12 did not have a material impact on the consolidated financial statements.

Consequential amendments to IAS 27 Separate Financial Statements (IAS 27) and IAS 28 Investments in Associates and Joint Ventures (IAS 28)
IAS 27 now only addresses separate financial statements. IAS 28 brings investments in joint ventures into its scope. However, IAS 28's equity accounting methodology remains unchanged. Management’s analysis is that these amendments did not have a material impact on the consolidated financial statements.

Disclosures – Offsetting Financial Assets and Financial Liabilities (Amendments to IFRS 7)
Qualitative and quantitative disclosures have been added to IFRS 7 Financial Instruments: Disclosures (IFRS 7) relating to gross and net amounts of recognized financial instruments that are (a) set off in the statement of financial position and (b) subject to enforceable master netting arrangements and similar agreements, even if not set off in the statement of financial position. The required disclosures should be provided retrospectively. The amendments are effective for annual periods beginning on or after January 1st, 2013. Management’s analysis is that these amendments did not have a material impact on the consolidated financial statements.

IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine
This new interpretation addresses accounting issues regarding waste removal costs incurred in surface mining activities during the production phase of a mine, referred to as production stripping costs. The new interpretation addresses the classification and measurement of production stripping costs as either inventory or as a tangible or intangible non-current asset, depending on benefits obtained. This interpretation also provides guidance for the initial measurement, depreciation or amortization and impairment of such tangible non-current assets. The new interpretation is effective for annual periods beginning on or after January 1st, 2013. Management’s analysis is that this new interpretation did not have a material impact on its consolidated financial statements.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2013, 2012 and 2011 (in thousands of Canadian dollars)

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

  These improvements are effective for annual periods beginning on or after January 1st, 2013. Management’s analysis is that these improvements did not have a material impact on the Corporation's consolidated financial statements.

2.3.2	Standards, amendments and interpretations to existing standards that are not yet effective and have not been adopted early by the Corporation

   At the date of authorization of these consolidated financial statements, new standards, amendments and interpretations to existing standards have been published but are not yet effective, and have not been adopted early by the Corporation.

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

  IFRS 9 Financial instruments (IFRS 9)

  The International Accounting Standards Board (IASB) aims to replace IAS 39 Financial Instruments: Recognition and Measurement in its entirety with IFRS 9. To date, the chapters dealing with recognition, classification, measurement, derecognition of financial assets and liabilities as well as the chapter on hedge accounting have been issued. Chapter dealing with impairment methodology is still being developed. Further, in November 2011, the IASB decided to consider making limited modifications to IFRS 9’s financial asset classification model to address application issues. Furthermore, in November 2013, The IASB has decided to postpone to an unspecified date the application of IFRS 9. The Corporation’s management has yet to assess the impact of this new standard on the Corporation’s consolidated financial statements. Management does not expect to implement IFRS 9 until it has been completed and its overall impact can be assessed.

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

  The consolidated financial statements consolidate those of the parent company and all of its subsidiaries as at December 31, 2013. The parent controls a subsidiary if it is exposed, or has rights, to variable returns from its involvement with the subsidiary and has the ability to affect those returns through its power over the subsidiary. The Corporation’s subsidiaries are all 100% owned by the parent company. The financial year end of all subsidiaries is December 31.

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

  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
  Years ended December 31, 2013, 2012 and 2011 (in thousands of Canadian dollars)

  Earnings and loss and other comprehensive income of subsidiaries acquired or disposed of during the year are recognized from the effective date of the acquisition, or up to the effective date of disposal, as applicable.

  Subsidiaries

  Details of the Corporation’s subsidiaries at December 31, 2013, are as follows:

Name of subsidiary	Principal activity	Incorporation law	Interest and voting share

Camflo Mill Inc.	Ore milling	Canada Business Corporations Act	100%

Patricia Mining Corp.	Inactive	Ontario Incorporation	100%

Louvem Mines Inc.	Inactive	Business Corporations Act (Quebec)	100%

2.6.	Foreign currency translation

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

2.7.	Revenue recognition

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

  Interest revenue is reported on an accrual basis using the effective interest method and is included in “Financial revenues” in the income statement.

2.8.	Post employment benefits and short-term employee benefits

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

  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
  Years ended December 31, 2013, 2012 and 2011 (in thousands of Canadian dollars)

  Short-term employee benefits, including vacation entitlement, are current liabilities included in “payables, accruals and provisions", measured at the undiscounted amount that the Corporation expects to pay as a result of the unused entitlement.

2.9.	Share-based compensation

  The Corporation offers a long-term incentive plan that permits the granting of options (“Options”), restricted share units (“RSUs”), share appreciation rights (“SARs”) and retention awards (“Retention Awards”) to directors, officers, senior executives and other employees, consultants and service providers providing ongoing services to the Corporation.

  In the event that participants are rewarded using share-based payments, the fair values of participants' services are determined by reference to the fair value of the services received or of the equity instruments granted if the Corporation cannot estimates reliably the fair value of the services received. When applicable, the fair value of each grant is evaluated using the Black-Scholes pricing model at the date of grant.

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

2.10.	Exploration and project evaluation

  Exploration and project evaluation expenditure comprises costs, depreciation and exploration tax credits that are directly attributable to:

    researching and analysing existing exploration data;
    conducting geological studies, exploratory drilling and sampling;
    examining and testing extraction and treatment methods;
    compiling pre-feasibility and feasibility studies.

  Exploration expenditures relate to the initial search for deposits. Project evaluation expenditure arises from a detailed assessment of deposits or other projects that have been identified as having geological potential.

  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
  Years ended December 31, 2013, 2012 and 2011 (in thousands of Canadian dollars)

  Exploration and project evaluation expenditures are not capitalized. Capitalization of expenditures begins when management and the Board of Directors have determined that a project has demonstrated a potential for development and an economic analysis which will be presented to, and formally approved by the Board of Directors, demonstrates the commercial viability and economic benefits of the project. There can be three different types of economic analysis that can be produced and relied upon, which indicate whether development of a property is economically feasible:

    The first type is in the form of a preliminary economic analysis showing the profitability of the project based at least on Inferred Resources;

    The second type is in the form of a pre-feasibility study showing the profitability of the project based on Measured or Indicated Resources;

    Finally, the third type is in the form of a feasibility study, which is a more detailed analysis, where the margin of error is lower. To the extent that the feasibility study has a positive outcome, then resources are converted to reserves. This type of analysis details all costs required for the development of the project as well as production costs. When required, third party bids for part of the project are also provided.

  The actual type of analysis that is prepared either internally or with the help of, or by third parties depends on factors such as the level of knowledge about the property and the project, the potential size of such project and whether the project is related or in close proximity to an existing Corporation mining site.

  If the analysis demonstrates the technical feasibility and commercial viability of developing a mineral deposit identified through the exploration phase or if the analysis demonstrates a significant potential for probable future economic benefits, and if management decides to pursue the project, it is then presented to the Corporation’s Board of Directors for review and approval.

  Once the commercial viability and economic benefits has been determined and approved by the Board of directors the project is classified as an Advance Exploration Project (note 2.16). Subsequent costs relating to further exploring or developing the property for eventual production are capitalized.

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

2.11.	Mining and income taxes

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

  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
  Years ended December 31, 2013, 2012 and 2011 (in thousands of Canadian dollars)

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

  Deferred income and mining tax assets

    Are recognized to the extent that it is probable that the underlying tax loss or deductible temporary difference will be utilized against future taxable income;
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

2.12.	Basic and diluted earnings per share

  Basic earnings per share is calculated by dividing the earnings attributable to common equity holders of the parent company by the weighted average number of common shares outstanding during the period.

  Diluted earnings per share is calculated by adjusting earnings attributable to common equity holders and the weighted average number of common shares outstanding for dilutive potential common shares. The Corporation’s potentially dilutive common shares comprise stock options and warrants. The number of shares included is computed unless they are anti-dilutive. The calculation considers that dilutive potential common shares are deemed to have been converted into common shares at the beginning of the period or, if later, at the date of issue of the potential common share. The proceeds from the exercise of such instruments are assumed to be used to purchase common shares at the average market price for the period and the difference between the number of shares and the number of shares assumed to be purchased are included in the calculation.

2.13.	Cash and cash equivalents

   Cash and cash equivalents comprise cash and term deposits with original maturities of three months or less, and that are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value.

  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
  Years ended December 31, 2013, 2012 and 2011 (in thousands of Canadian dollars)

2.14.	Exploration tax credits receivable

  The Corporation is entitled to a refundable tax credit on qualified expenditures incurred in the province of Quebec.

  The refundable tax credits may reach 15% of qualified exploration expenditures incurred. The corporation is also entitled to a Federal tax credit on qualified exploration expenditures incurred. The exploration tax credits are recognized when the eligible expenses are incurred and when the refundable amounts can be reasonably estimated.

  The exploration tax credits have been applied against the costs incurred, either as a reduction of exploration expenses or of capitalized development costs.

  A valuation allowance is provided against tax credits claimed or received to the extent that recovery is not considered to be more likely than not.

2.15.	Inventories

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

2.16.	Property, plant and equipment

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

  Advanced exploration projects
  Expenditures incurred on properties identified as having commercial viability and economic benefits (note 2.10) are capitalized as property, plant and equipment under this category. The costs of advanced exploration projects are not amortised. Costs include in particular, salaries and related benefits, retirement costs (note 2.18) and are accounted for net of secondary products generated during the advanced exploration phase. Upon commencement of commercial production, advanced exploration costs are transferred to the various categories of property, plant and equipment of mining sites in production and are depleted.

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

  Depreciation
  Depreciation of an asset begins when it is available for use, i.e. when it is in the location and condition necessary for it to be capable of operating in the manner intended by management. Depreciation of property, plant and equipment is calculated using the straight-line method based on their anticipated useful lives as follows:

    Buildings: 20 years
    Lease improvements: 5 years
    Equipment and rolling stock: 2 to 5 years

  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
  Years ended December 31, 2013, 2012 and 2011 (in thousands of Canadian dollars)

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

2.17.	Impairment testing of property, plant and equipment

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

2.18.	Provisions, contingent liabilities and contingent assets

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

  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
  Years ended December 31, 2013, 2012 and 2011 (in thousands of Canadian dollars)

  All provisions are reviewed at each reporting date and adjusted to reflect the current best estimate.

  In those cases where the possible outflow of economic resources as a result of present obligations is considered improbable or remote, no liability is recognized, unless it was assumed in the course of a business combination. In a business combination, contingent liabilities are recognized in the course of the allocation of the purchase price to the assets and liabilities acquired in the business combination. They are subsequently measured at the higher amount of a comparable provision as described above and the amount initially recognized, less any amortization.

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

  Costs of asset retirement are deducted from the provision when incurred.

2.19.	Leases

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

2.20.	Segment information

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

  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
  Years ended December 31, 2013, 2012 and 2011 (in thousands of Canadian dollars)

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

2.21.	Equity

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

  All transactions with owners of the Corporation are recorded separately within equity.

2.22.	Financial instruments

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

  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
  Years ended December 31, 2013, 2012 and 2011 (in thousands of Canadian dollars)

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

  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
  Years ended December 31, 2013, 2012 and 2011 (in thousands of Canadian dollars)

  Financial liabilities

  The Corporation’s financial liabilities include payables, accruals and provisions (except salaries and related benefits payable), finance lease obligations, the contract payment holdback and the closure allowance.

  Financial liabilities are measured subsequently at amortized cost using the effective interest method, except for financial liabilities held for trading or designated at fair value through net earnings, that are carried subsequently at fair value with gains or losses recognized in net earnings.

2.23.	Accounting estimates and critical judgments

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

  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
  Years ended December 31, 2013, 2012 and 2011 (in thousands of Canadian dollars)

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

  Significant management judgments in applying accounting policies

  Start of advanced exploration phase
  The Corporation evaluates the potential of each project to determine when the project should progress from the exploration phase to the advanced exploration phase. Once management has determined that a project has demonstrated a potential for development, and an economic analysis supports its commercial viability and its economic benefit, the project moves into the advanced exploration phase once approval has been given by the Board of Directors. Expenditures related to the project are capitalized as of this time.

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

  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
  Years ended December 31, 2013, 2012 and 2011 (in thousands of Canadian dollars)

2.24.	Earnings or loss from discontinued operation

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

3.	Cost of sales

  The cost of sales includes the following items:

	2013	2012	2011
	$	$	$

Operating costs	69,688	61,102	59,202
Royalties	1,910	2,294	2,614
Depreciation and depletion	14,234	10,143	9,880
Custom milling costs	-	259	-

	85,832	73,798	71,696

4.	Exploration and project evaluation

  The exploration and project evaluation expenses were incurred for the following mines and properties:

	2013	2012	2011
	$	$	$

Beaufor Mine	1,929	1,432	803
Island Gold Mine	4,532	10,969	5,549
Wasamac property	1,102	9,477	6,647
Monique property	221	744	2,284
W Zone	-	-	188
Other properties	347	459	184
Project evaluation	474	511	470

Exploration and project evaluation before depreciation and exploration tax credits	8,605	23,592	16,125

Depreciation	229	200	155
Exploration tax credits	(959)	(3,527)	(5,354)

	7,875	20,265	10,926

  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
  Years ended December 31, 2013, 2012 and 2011 (in thousands of Canadian dollars)

5.	Administration

  The administration expenses include the following items:

	2013	2012	2011
	$	$	$

Salaries, director’ fees and related benefits	3,320	2,822	2,486
Severance compensation	269	1,986	117
Share-based compensation	1,887	3,601	1,079
Depreciation	211	129	62
Miscellaneous	1,827	1,732	1,712

	7,514	10,270	5,456

6.	Employees and directors remuneration

6.1.	Employees and directors remuneration

  Expenses recognised for employees and directors remuneration are presented below:

	2013	2012	2011
	$	$	$

Salaries and related benefits	49,580	56,379	43,891
Severance compensation	700	1,986	117
Severance costs – Closure of Francoeur Mine	-	4,306	-
Directors’ fees and related benefits	563	684	557
Share-based compensation	2,521	3,601	1,079
Defined contribution plans	1,220	1,109	747
State plans	1,282	1,380	1,077

	55,866	69,445	47,468
Less : salaries capitalized in property, plant and equipment	8,680	14,161	12,703

	47,186	55,284	34,765

6.2.	Share-based compensation

a)

  The Corporation had a Stock Option Purchase Plan (the “Initial Plan”) under which options to acquire common shares were granted to its directors, officers, employees and non-employees. The exercise price of each option was determined by the market price of the Corporation’s stock on the Toronto Stock Exchange, on the day prior to the grant, and the maximum term of the options granted was ten years. 20% of the options were vested on the grant date and vested cumulatively thereafter on every anniversary date over a length of four years. However, on February 4, 2010, the Board of Directors voted to grant its members remuneration that is partly based on share options. These options vest in thirds beginning one year after the grant date, then vest cumulatively thereafter on every anniversary date over a total length of three years, and expire five years after the date of grant. Furthermore, in January 2012, a total of 400,000 options were granted to directors. Those options fully vest one year after the grant date, and expire in January 2015. However, these options may only be exercised if the Corporation’s shares have traded at $21.51 or higher at any time during any 10 days in any consecutive 20 trading day period. The Corporation ended the Initial Plan in 2012. Outstanding options that were issued under this previous plan, will continue to have the same terms and conditions as when they were initially issued.

  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
  Years ended December 31, 2013, 2012 and 2011 (in thousands of Canadian dollars)

  A summary of the status, in 2013, 2012 and 2011, of the Corporation’s Initial Plan, and changes during the years then ended, is presented below:

		2013		2012		2011
		Weighted		Weighted		Weighted
	Number	average	Number	average	Number	average
	of options	exercise	of options	exercise	of options	exercise
	(in thousands)	price	(in thousands)	price	(in thousands)	price
		$		$		$

Options outstanding, beginning of year	1,378	6.44	1,637	4.66	2,311	3.46
Granted	-	-	500	10.60	282	9.98
Exercised	(30)	2.07	(484)	3.15	(899)	3.12
Forfeited	(312)	6.76	(274)	9.23	(57)	6.67
Expired	(101)	2.24	(1)	2.88	-	-

Options outstanding, end of year	935	6.93	1,378	6.44	1,637	4.66

Exercisable options, end of year	629	5.71	661	4.93	728	4.06

  The following table summarizes information about the Corporation’s Initial Plan at December 31, 2013:

	Options outstanding at December 31, 2013			Exercisable options at December 31, 2013

Exercise		Weighted average
price	Number	remaining	Weighted average	Number	Weighted average
	of options	contractual	exercise price	of options	exercise price
	(in thousands)	life (years)	$	(in thousands)	$

$3.16 to $3.55	100	0.9	3.48	100	3.48
$3.86 to $5.41	435	1.4	4.70	385	4.67
$6.86 to $6.98	112	3.2	6.97	46	6.96
$10.87 to $12.03	288	1.9	11.46	98	11.50

	935	1.7	6.93	629	5.71

  The weighted average market share price at the date of exercise was $3.25 in 2013 ($9.51 in 2012 and $8.26 in 2011).

b)	In effect since May 2012, the Corporation’s long-term incentive plan (the “New Plan”) permits the granting of options, restricted share units (“RSUs”), share appreciation rights (“SARs”) and retention awards (“Retention Awards”) to directors, officers, other employees, consultants and service providers providing ongoing services to the Corporation.

  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
  Years ended December 31, 2013, 2012 and 2011 (in thousands of Canadian dollars)

  The exercise price of each option granted is the market price of the Corporation’s stock on the Toronto Stock Exchange, on the day prior to the grant, and the maximum term of the options granted is ten years. Eight types of options were issued: (1) options that vest in thirds one year after the grant date, then vest cumulatively thereafter on every anniversary date over a total length of three years, and expire five years after the date of grant; (2) options that fully vest one year after the grant date, expire three years after the grant date and are exercisable only if the Corporation’s shares have traded at $21.51 or higher at any time during any 10 days in any consecutive 20 trading day period; (3) options that vest in tranches of 20% beginning one year after the grant date, thereafter vesting cumulatively on every anniversary date over a length of four years, and expire six years after the date of grant; (4) options that vest 20% on the grant date and vest cumulatively thereafter on every anniversary date over a length of four years, and expire five years after the date of grant; (5) options that vest 50% on the grant date and 50% the year after, and expire five years after the date of grant; (6) options that vest on August 8, 2016 and expire five years after the date of grant; (7) options that vest in thirds on the grant date, then vest cumulatively thereafter on every anniversary date over a total length of two years, and expire five years after the date of grant; (8) options that vest 25% on the grant date, then vest cumulatively thereafter every month of January over a total period of three years, and expire five years after the date of grant.

  A summary of the status of the Corporation’s New Plan and changes during the years 2013 and 2012, is presented below:

		2013		2012
		Weighted		Weighted
	Number	average	Number	average
	of options	exercise	of options	exercise
	(in thousands)	price	(in thousands)	price
		$		$

Options outstanding, beginning of year	900	5.05	-	-
Granted	1,639	1.30	912	5.04
Forfeited	(34)	3.54	(12)	4.36

Options outstanding, end of year	2,505	2.64	900	5.05

Exercisable options, end of year	854	2.36	98	3.65

  The following table summarizes information about the Corporation’s New Plan at December 31, 2013:

	Options outstanding at			Exercisable options at
	December 31, 2013			December 31, 2013
		Weighted average	Weighted		Weighted
Exercise	Number of	remaining	average	Number of	average
price	options	contractual life	exercise price	options	exercise price
	(in thousands)	(years)	$	(in thousands)	$

$1.08 to $1.62	1,584	4.8	1.31	568	1.35
$2.02	20	4.4	2.02	4	2.02
$2.51 to $3.61	296	4.0	3.18	132	3.19
$3.88 to $4.36	182	3.7	4.18	73	4.18
$6.57 to $6.98	423	3.9	6.64	77	6.61

	2,505	4.5	2.64	854	2.36

  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
  Years ended December 31, 2013, 2012 and 2011 (in thousands of Canadian dollars)

c)	In March and in August 2012, the Corporation signed agreements with several employees considered as key personnel. These agreements incorporate a retention payment (“Retention Awards”) provided certain conditions are met by the employee, most notably that the employee continues his or her employment with the Corporation until March and August 2017. These retention payments would be payable in 2017 in either of the Corporation’s common shares or cash, at the discretion of the employee, with the number of common shares to be determined by the current value of the common shares at the time of payment. As at December 31, 2013, the total amount that could be paid as Retention Awards under these agreements is 2.25 million dollars (6 million dollars in 2012).
The cost recorded in 2013 is $742 ($639 in 2012) and the liability to this effect amounts to $711 as at December 31, 2013 ($639 in 2012), which correspond to the best estimate of the amount to be paid relating to the Retention Awards, based on estimated forfeitures and a 1.3% discount rate.

d)	In addition, 324,675 options were issued outside of the Corporation’s plans on May 22, 2012. These options vest in tranches of 20%, beginning one year after the date of issue, and thereafter cumulatively on every anniversary date over four years, and expire seven years after the date of grant. These options have an exercise price of $6.61 and they expire in May 2019. As at December 31, 2013, all options are outstanding and 64,935 options are exercisable. The fair value of these options was estimated based on the value of the services rendered.

e)	During 2013, the Corporation granted 1,639,000 share options to directors, officers and employees (1,736,575 in 2012 and 281,600 in 2011).

  The weighted average fair value of these share options at the grant date, calculated using the Black-Scholes option pricing model was $0.58 ($2.73 in 2012 and $4.98 in 2011).

  The compensation costs were calculated using the Black-Scholes option pricing model with the following assumptions:

	2013	2012	2011

Exercise price	$1.34	$7.01	$9.98
Share price	$1.34	$7.01	$9.98
Risk-free interest rate	1.5%	1.6%	1.6%
Expected life	3.8 years	3.8 years	4.6 years
Expected volatility	56%	62%	61%
Expected dividend yield	0.0%	0.0%	0.0%

  The expected underlying volatility was based on the historical data of the Corporation’s shares over a period equivalent to the expected average life of the options.

  The Corporation may grant rights to acquire shares totalling up to 10% of the total issued and outstanding common shares of the Corporation at the time of the granting. Options issued outside of plans are not accounted for in this calculation. As of December 31, 2013, a total of 519,660 options could still be issued.

7.	Loss (gain) on disposal of long-term assets

  The loss (gain) on disposal of long-term assets includes the following items:

	2013	2012	2011
	$	$	$

Valentine Lake property a)	-	-	(3,000)
Mining equipment	105	198	(10)

	105	198	(3,010)

a)	On January 24, 2011, the Corporation received $3,000 from Mountain Lake Resources Inc. for the sale of its 70% interest in the Valentine Lake property located in Central Newfoundland. A gain on the disposal of long-term assets was recognized for the same amount.

  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
  Years ended December 31, 2013, 2012 and 2011 (in thousands of Canadian dollars)

8.	Other revenues

Other revenues include, among others, revenues from the sale of scrap material and rental revenue.

9.	Financial expenses

The financial expenses include the following items:

		2013	2012	2011
		$	$	$

	Accretion expense – asset retirement obligations	81	60	115
	Interest on finance lease obligations	17	21	-
	Financing expenses (note 19 b)	1,165	-	-
	Interest and accretion expenses on convertible debentures	-	575	-

		1,263	656	115

10.	Financial revenues

	The financial revenues include the following items:

		2013	2012	2011
		$	$	$

	Interest on cash and cash equivalents	405	718	570
	Gain on disposal of shares of publicly-traded companies	12	90	142
	Foreign exchange gain	109	29	475

		526	837	1,187

11.	Mining and income taxes

	Income taxes

	Mining and income tax expense consists of:

		2013	2012	2011
		$	$	$

	Current taxes	785	4,610	5,020
	Deferred taxes	7 209	(4,237)	3,523

		7 994	373	8,543

  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
  Years ended December 31, 2013, 2012 and 2011 (in thousands of Canadian dollars)

  The income tax expense attributable to earnings from continuing operations differs from the amounts computed by applying the combined federal and provincial income tax rate of 26.71% (26.69% in 2012 and 28.32% in 2011) to earnings before mining and income taxes as a result of the following:

	2013	2012	2011
	$	$	$

Earnings (loss) before mining and income taxes	(25,168)	(2,604)	34,586

Tax expense (recovery) at combined statutory rate	(6,722)	(694)	9,795
Increase (decrease) in mining and income taxes resulting from:
Resource allowance deduction	(104)	(302)	(620)
Deductible mining taxes	58	342	(824)
Recording of deferred income tax assets unrecognized previously	-	(232)	(2,627)
Impact of the change in tax rates	410	272	(1,247)
Adjustment of previously deferred taxes	311	90	(266)
Non deductible expenses	608	789	312
Deferred income tax assets unrecognized on temporary differences during the year	13,705	1,225	163
Other	3	(65)	(14)

Income taxes	8,269	1,425	4,672
Mining tax	(275)	(1,052)	3,871

Mining and income taxes related to continuing operations	7,994	373	8,543

Mining and income taxes related to discontinued operation	-	(7,028)	-

Total mining and income tax expense	7,994	(6,655)	8,543

	Balance		Balance
	January 1,	Recognized	December 31,
	2013	in net income	2013
	$	$	$

Deferred income and mining taxes
Property, plant and equipment - creditor	(2,317)	229	(2,088)
Property, plant and equipment - debtor	7,823	(7,560)	263
Shares of publicly-traded companies	(4)	4	-
Asset retirement obligations	141	47	188
Exploration credits	(343)	69	(274)
Severance pay	10	2	12

	5,310	(7,209)	(1,899)
Presented in the consolidated statement of financial position:
Deferred income and mining tax assets			-
Deferred income and mining tax liabilities			(1,899)

  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
  Years ended December 31, 2013, 2012 and 2011 (in thousands of Canadian dollars)

	Balance		Recognized	Balance
	January 1,	Recognized	directly in	December 31,
	2012	in net income	equity	2012
	$	$	$	$

Deferred income and mining taxes
Property, plant and equipment - creditor	(8,466)	6,149	-	(2,317)
Property, plant and equipment - debtor	1,639	6,184	-	7,823
Shares of publicly-traded companies	(53)	49	-	(4)
Asset retirement obligations	895	(754)	-	141
Exploration credits	(1,172)	829	-	(343)
Severance pay	159	(149)	-	10
Share issue costs	309	(286)	(23)	-
Harmonization of Ontario’s fiscal credits	205	(205)	-	-
Deductible future mining taxes	846	(846)	-	-

	(5,638)	10,971	(23)	5,310

Presented in the consolidated statement of financial position:
Deferred income and mining tax assets				7,484
Deferred income and mining tax liabilities				(2,174)

  Deferred tax assets and liabilities

  The following differences between the carrying amounts and tax bases from timing differences, unused tax losses and unused tax credits give rise to the following recognized deferred tax assets and liabilities:

	December 31, 2013
	Deferred tax	Deferred tax
	assets	liabilities	Net

Recognized deferred tax assets and liabilities
Property, plant and equipment	263	(2,088)	(1,825)
Asset retirement obligations	188	-	188
Exploration credits	-	(274)	(274)
Severance pay	12	-	12

Recognized deferred tax assets and liabilities	463	(2,362)	(1,899)

	December 31, 2012
	Deferred tax	Deferred tax
	assets	liabilities	Net

Recognized deferred tax assets and liabilities
Property, plant and equipment	7,823	(2,317)	5,506
Shares of publicly-traded companies	-	(4)	(4)
Asset retirement obligations	141	-	141
Exploration credits	-	(343)	(343)
Severance pay	10	-	10

Recognized deferred tax assets and liabilities	7,974	(2,664)	5,310

  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
  Years ended December 31, 2013, 2012 and 2011 (in thousands of Canadian dollars)

The Company has the following timing differences:

	December 31, 2013
			Quebec
			Mining
	Federal	Provincial	Duties
	$	$	$

Property, plant and equipment	73,838	137,221	48,246
Asset retirement obligations	7,933	7,933	2,321
Deductible future mining taxes	1,899	1,899	-
Severance pay	1,592	1,592	676
Share issue costs	1,073	1,073	-
Losses carried forward	111	105	-

	86,446	149,823	51,243

  The ability to realize the tax benefits is dependent upon a number of factors, including the future profitability of operations. Deferred tax assets are recognized only to the extent that it is more likely than not that the timing differences will reverse, that sufficient taxable profits will be available to allow the asset to be recovered. Accordingly, all deferred tax assets have not been recognized, these deferred tax assets not recognized equal an amount of $34,952.

	December 31, 2012
			Quebec
			Mining
	Federal	Provincial	Duties
	$	$	$

Property, plant and equipment	20,153	84,629	32,815
Asset retirement obligations	6,745	6,745	1,575
Deductible future mining taxes	2,174	2,174	-
Severance pay	1,137	1,137	612
Share issue costs	1,640	1,640	-
Harmonization of Ontario’s fiscal credits	2,425	-	-

	34,274	96,325	35,002

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

  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
  Years ended December 31, 2013, 2012 and 2011 (in thousands of Canadian dollars)

  Operational results for the Francoeur Mine which closed on November 30, 2012 and charges related to the dismantling and closure after this date are summarized as follows:

	2013	2012	2011
	$	$	$

Revenues
Revenues from precious metals	1,837	8,709	-
Cost of sales	1,807	10,485	-

Gross profit (loss)	30	(1,776)	-

Other expenses (revenues)
Exploration and project evaluation	-	290	121
Loss on disposal of long-term assets	88	7	-
Adjustment in the asset retirement obligation	-	154	-
Impairment loss on Francoeur Mine’s assets	-	41,161	-
Adjustment to estimated recoverable value of remaining Francoeur Mine assets	867	-	-
Dismantling costs	182	1,389	-
Severance costs	-	4,306	-
Other revenues	(9)	(23)	(8)

	1,128	47,284	113

Operating loss	(1,098)	(49,060)	(113)

Accretion expense – asset retirement obligations	-	6	12

Loss before mining and income taxes	(1,098)	(49,066)	(125)

Mining and income taxes	-	(7,028)	-

Net loss from discontinued operation	(1,098)	(42,038)	(125)

Cash flows used in discontinued operation

	2013	2012	2011
	$	$	$

Cash flows from (used) operating activities	(5,271)	5,943	(5,382)
Cash flows from (used) in investing activities	825	(15,450)	(19,236)

	(4,446)	(9,507)	(24,618)

  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
  Years ended December 31, 2013, 2012 and 2011 (in thousands of Canadian dollars)

13.	Earnings per share

  Both the basic and diluted earnings per share have been calculated using net earnings attributable to Richmont Mines shareholders as the numerator. The weighted average number of shares for the purposes of diluted earnings per share can be reconciled to the weighted average number of ordinary shares used in the calculation of basic earnings per share as follows:

	2013	2012	2011

Weighted average number of shares used in basic earnings per share (in thousands)	39,594	35,055	31,813

Shares deemed to be issued in respect of stock option purchase plans and warrants (in thousands)	-	152	621

Weighted average number of shares used in diluted earnings per share (in thousands)	39,594	35,207	32,434

14.	Receivables

  The receivables include the following items:

	December 31,	December 31,
	2013	2012
	$	$

Taxes receivable	2,166	2,035
Prepayments and deposits	227	668
Workers’ compensation receivable	113	26
Others	502	192

	3,008	2,921

15.	Inventories

  The inventories include the following items:

	December 31,	December 31,
	2013	2012
	$	$

Precious metals	1,647	769
Ore	3,923	2,949
Supplies	3,505	4,046

	9,075	7,764

  During the year, a write-down of inventories of $332, including $80 from discontinued operation, was recognized as an expense (write-down of inventories of $562 in 2012, including $310 from discontinued operation). There was no reversal of write-down in 2013 and 2012.

  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
  Years ended December 31, 2013, 2012 and 2011 (in thousands of Canadian dollars)

16.	Property, plant and equipment

  The property, plant and equipment includes the following items:

	Mining sites in production					Corporate office and others			Advanced exploration projects	Total
	Mining properties	Development costs	Buildings	Equipment	Total	Lands, buildings and leasehold improvements	Equipment and rolling stock	Total
	$	$	$	$	$	$	$	$	$	$
Gross carrying amount
Balance at January 1, 2013	1,965	58,714	10,312	21,891	92,882	2,546	5,261	7,807	14,836	115,525

Additions	-	8,998	1,470	8,827	19,295	280	156	436	29,970	49,701

Disposals and write-off	-	-	-	(475)	(475)	(586)	(1,137)	(1,723)	-	(2,198)

Impairment	-	(10,723)	(419)	(2,330)	(13,472)	-	-	-	-	(13,472)

Exploration tax credits	-	-	-	-	-	-	-	-	(1,225)	(1,225)

Transfers	-	19,772	2,080	7,894	29,746	(29)	(2,580)	(2,609)	(27,137)	-

Adjustments to the asset retirement obligations	-	127	-	-	127	-	-	-	-	127

Balance at December 31, 2013	1,965	76,888	13,443	35,807	128,103	2,211	1,700	3,911	16,444	148,458

Depreciation and depletion

Balance at January 1, 2013	967	32,868	5,082	10,694	49,611	293	471	764	-	50,375

Depreciation and depletion	60	8,523	1,439	4,256	14,278	138	258	396	-	14,674

Disposals and write-off	-	-	(22)	(182)	(204)	(16)	(49)	(65)	-	(269)

Transfers	-	-	-	219	219	-	(219)	(219)	-	-

Balance at December 31, 2013	1,027	41,391	6,499	14,987	63,904	415	461	876	-	64,780

Carrying amount at December 31, 2013	938	35,497	6,944	20,820	64,199	1,796	1,239	3,035	16,444	83,678

  During the fiscal year, the Corporation determined that the W Zone Mine and the Monique Mine met the commercial production criteria. As a result, assets for these mines were transferred from “advanced exploration projects” classification into the “Mining Sites in Production” classification. Revenues and expenses associated with these mines have been included in the results from continuing operations in the consolidated income statement from the date of such determination. In addition, at the beginning of 2013, the Corporation determined that the Island Gold Deep project met the criteria of an “Advanced Exploration Project”. As a result, the costs incurred on this project were capitalized.

  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
  Years ended December 31, 2013, 2012 and 2011 (in thousands of Canadian dollars)

	Mining sites in production					Corporate office and others			Advanced exploration projects	Total
	Mining properties	Development costs	Buildings	Equipment	Total	Lands, buildings and leasehold improvements	Equipment and rolling stock	Total
	$	$	$	$	$	$	$	$	$	$
Gross carrying amount
Balance at January 1, 2012	2,025	55,192	9,205	17,497	83,919	966	433	1,399	32,355	117,673

Additions	154	5,166	1,321	4,934	11,575	1,150	1,628	2,778	22,397	36,750

Disposals and write-off	-	(3,232)	(182)	(5,231)	(8,645)	-	(75)	(75)	(33,209)	(41,929)

Exploration tax credits	-	(25)	-	-	(25)	-	-	-	3,216	3,191

Transfers	(214)	1,773	(32)	4,691	6,218	430	3,275	3,705	(9,923)	-

Adjustments to the asset retirement obligations	-	(160)	-	-	(160)	-	-	-	-	(160)

Balance at December 31, 2012	1,965	58,714	10,312	21,891	92,882	2,546	5,261	7,807	14,836	115,525

Depreciation and depletion

Balance at January 1, 2012	938	26,230	3,989	8,482	39,639	195	307	502	76	40,217

Depreciation and depletion	29	6,694	1,116	2,654	10,493	98	180	278	-	10,771

Disposals and write-off	-	(92)	(23)	(522)	(637)	-	(6)	(6)	(6)	(649)

Exploration tax credits	-	36	-	-	36	-	-	-	-	36

Transfers	-	-	-	80	80	-	(10)	(10)	(70)	-

Balance at December 31, 2012	967	32,868	5,082	10,694	49,611	293	471	764	-	50,375

Carrying amount at December 31, 2012	998	25,846	5,230	11,197	43,271	2,253	4,790	7,043	14,836	65,150

  During the year ended December 31, 2013, the Beaufor Mine’s average depletion rate was 82 dollars per ounce sold (110 dollars in 2012), the Island Gold Mine’s average depletion rate was 228 dollars per ounce sold (181 dollars in 2012), the W Zone Mine’s average depletion rate was 1,120 dollars per ounce sold and the Monique Mine’s average depletion rate was 281 dollars per ounce sold. Camflo Mill has an average depletion rate of 2.88 dollars per processed tonnes for the year ended December 31, 2013 (2.70 dollars in 2012).

16.1.	Impairment loss

  Property, Plant and equipment that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is determined on the basis of value-in-use. For the purpose of this test, the Corporation has determined that each mine site represented a cash-generating unit.

  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
  Years ended December 31, 2013, 2012 and 2011 (in thousands of Canadian dollars)

  For the year ended December 31, 2013, considering a reduction in proven and probable reserves at the W Zone Mine, management determined that an impairment loss of $13,472 was required. A discount rate of 9% was used by the Corporation to determine the value-in-use.

17.	Long-term debt

  Long-term debt includes the following financial liabilities:

	December 31,	December 31,
	2013	2012
	$	$

Finance lease obligations a)	3,737	995
Contract payment holdback b)	1,000	-
Long-term share-based compensation (note 6.2 c)	711	639
Closure allowance c)	573	-

	6,021	1,634

Current portion	825	932

	5,196	702

a)

  During the year ended December 31, 2013, the Corporation acquired rolling stock at a cost of $4,402 via five finance leases ($1,628 via two finance lease obligations in 2012). The Corporation benefits from an option of a lower purchase price at the end of these contracts.

  For the year ended December 31, 2013, the Corporation recorded interest on finance lease obligations of $14 ($34 in 2012) in property, plant and equipment under the category “advanced exploration projects”.

The net carrying value of the rolling stock under these finance leases amounts to $4,792 ($846 in 2012).

Future minimum finance lease payments at December 31, 2013 are as follows:

	Minimum lease payments due
	2014	2015	2016	2017	Total

December 31, 2013:
Lease payments	986	922	922	1,310	4,140
Finance charges	(161)	(123)	(84)	(35)	(403)

Net present values	825	799	838	1,275	3,737

b)

  The contract payment holdback represents amounts that are payable to a supplier for work that has already been completed. The holdback is payable upon completion of the contract, once the Corporation has deemed that the work meets requirements or when the contract is terminated. As at December 31, 2013, the Corporation has not yet deemed that the work done by the supplier meets requirements and estimates that the payment of the holdback will not occur in the next year (note 23).

c)

  This closure allowance is payable upon the closure of the Beaufor Mine anticipated to be in 2016. Although no specific date or timeframe has been established for the closure of the mine, this closure allowance has been established using the best estimation of the amount that would be payable when the division will close.

  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
  Years ended December 31, 2013, 2012 and 2011 (in thousands of Canadian dollars)

d)	Convertible debentures, issued in February 2012, were fully repaid in September 2012. The debentures bore an interest rate of 7.6% (effective rate of 9.6%).

  The values of the liability component and the equity conversion component had been determined at the time of issuance and were re-evaluated at the time of repayment of the convertible debentures. The fair value of the liability component was calculated using a market interest rate for an equivalent non-convertible debenture. The residual amount, representing the value of the equity conversion option, was included, net of tax, in shareholders’ equity in contributed surplus.

The convertible debentures were accounted for as follows:

December 31,
2012
$

Face value of convertible debentures issued on February 1, 2012	10,000
Equity component	(910)

Liability component on initial recognition	9,090
Interest and accretion expenses	575
Interest paid	(487)

9,178
Repayment, September 2012	(10,000)
Transfer to equity component	822

-

18.	Asset retirement obligations

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

a)	Changes in obligations

The following table sets forth the variation in the asset retirement obligations for the year ended December 31, 2013:

2013
$

Balance, beginning of year	6,745
Accretion expense	81
New obligation – Monique Mine	980
Changes to estimated cash flow and payment schedules	127

Balance, end of year	7,933

  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
  Years ended December 31, 2013, 2012 and 2011 (in thousands of Canadian dollars)

b)	Information used in the calculation of obligations

  The rate used to determine the future value of the obligations is based on the expected life of the operation and varies between 3.0% and 3.5% (3.5% in 2012) while the rate reflecting the current market assessments (adjusted for the risks specific to this liability) used to determine the present value of the obligations varies between 1.1% and 1.7% (1.3% in 2012). The payments schedule was determined by taking into account the proven and probable reserves and the estimated annual production level. The following table sets forth the estimated cash flows of future retirement costs used in the calculation of the asset retirement obligations for the year ended December 31, 2013:

	Total amount	Anticipated
	of the estimated	cash flow
	cash flow	payment schedule
2013	$

Monique Mine	976	2015
Beaufor Mine and W Zone Mine	766	2016
Island Gold Mine	1,748	2017
Camflo Mill	3,996	2018
Francoeur Mine	820	2014 and after

	8,306

  In 2013, the schedules of the estimated cash flows of future retirement costs of the Island Gold Mine and W Zone Mine were revised to take into account their updated estimated reserves.

  In 2012, the schedules of the estimated cash flows of future retirement costs of the Beaufor Mine and the Francoeur Mine were revised to take into account their updated estimated reserves and the closure of the Francoeur Mine.

c)	Distribution of the asset retirement obligations

  The following table sets forth the distribution of the asset retirement:

	December 31,	December 31,
	2013	2012
	$	$

Camflo Mill	3,736	3,759
Island Gold Mine	1,663	1,411
Monique Mine	965	-
Beaufor Mine and W Zone Mine	749	755
Francoeur Mine	820	820

	7,933	6,745

Current portion	330	370

	7,603	6,375

  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
  Years ended December 31, 2013, 2012 and 2011 (in thousands of Canadian dollars)

d)	Restricted deposits and letters of credit

  Most of the restricted deposits relate specifically to site restoration. As at December 31, 2013, the Corporation has $117 in restricted deposits with the Quebec government, $594 in restricted deposits with the Ontario government and $2,650 in guaranteed investment certificate to secure a credit facility available to the Corporation up to an amount of $4,000 for the issuance of letters of credit as guarantees for the settlement of asset retirement obligations. The credit facility has a fixed annual fee of 0.95% (0.85% in 2012). The following table provides the allocation of restricted deposits and letters of credit issued as at December 31, 2013:

	2013	2012
	$	$

Restricted deposits
Island Gold Mine (Island Gold Deep and Lochalsh property)	594	184
Beaufor Mine	107	107
Other	10	54

	711	345

Guaranteed investment certificate, 1.25% maturing in February 2014 [1]	2,650	-

Other	60	339

	3,421	684
Letters of credit[1]
Camflo Mill	1,332	1,332
Island Gold Mine (Kremzar property)	979	979
Francoeur Mine	239	-
Additional credit	100	-

	2,650	2,311
[1] Letters of credit are secured by the guaranteed investment certificate.

  As at December 31, 2012, the Corporation had guaranteed the restoration of its mining sites by $161 in restricted deposits with the Quebec government, $184 in restricted deposits with the Ontario government and by the pledge of letters of credit amounting to $2,311.

19.	Share capital

  Authorized: Unlimited number of common shares with no par value

	Number	2013	Number	2012	Number	2011
	of shares	Amount	of shares	Amount	of shares	Amount
	(thousands)	$	(thousands)	$	(thousands)	$

Issued and paid: Common shares
Balance, beginning of year	39,566	132,113	33,110	104,872	31,230	91,010
Issue of shares for cash a)
Common	-	-	5,972	25,981	981	10,295
Exercise of stock options	30	89	484	2,174	899	3,904

Common shares issue costs, net of future tax asset a)	-	-	-	(914)	-	(337)

Balance, end of year	39,596	132,202	39,566	132,113	33,110	104,872

  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
  Years ended December 31, 2013, 2012 and 2011 (in thousands of Canadian dollars)

a)	Issue of shares

In 2013, the Corporation issued 30,000 common shares (483,600 in 2012 and 899,400 in 2011) following the exercise of stock options and received cash proceeds in the amount of $62 ($1,521 in 2012 and $2,804 in 2011). Contributed surplus was reduced by $27 ($653 in 2012 and $1,100 in 2011) which represents the fair value of the exercised stock options.

In September 2012, the Corporation issued, as part of a private placement, 5,972,540 common shares at $4.35 each for a total consideration of $25,981. An expense of $914 was incurred relating to the issuance of common shares, creating a non recorded future tax asset of $243.

In October 2011, the Corporation issued, as part of a private placement, 980,500 common shares at $10.50 each and 245,125 stock warrants for a total cash consideration of $10,295. An expense of $458 was incurred relating to the issuance of common shares, creating a future tax asset of $121.

b)	Warrants

a)

  During the year ended December 31, 2013, the Corporation established a Senior Secured Credit Facility for up to US$50.0 million. By mutual agreement between the Corporation and the lender, the Facility was terminated on December 20, 2013. The Corporation incurred financing costs of $1,165 related to this Facility, which are recorded as financial expenses (note 9). As part of the terms of the Facility, 812,500 warrants were issued to the lender, each warrant allowing for the acquisition of one common share at a price of $2.45 prior to August 2016. The method used to recognize the value of these warrants is the fair value method which at the grant date, calculated using the Black and Scholes pricing model, is $0.54 per warrant. Consequently, an amount of $439 was registered in shareholder’s equity in contributed surplus and the counterpart as financing costs. The assumptions used in the Black & Scholes model were a strike price of $2.45, a stock price of $1.77, a risk-free interest rate of 1.18%, an expected life of 3 years, an expected volatily of 59% and an expected dividend yield of 0%. The expected underlying volatility was based on the historical volatility of the Corporation’s shares over a period of 3 years. As at December 31, 2013, 812,500 warrants are issued and exercisable.

b)

  In conjunction with the October 2011 share issue, a total of 245,125 warrants were issued. Each warrant allowing for the acquisition of one common share at a price of $13.00 prior to December 31, 2012. The method used to recognize the value of these warrants is the residual value method for which the value of the warrants corresponds to the difference between the market value of the shares at the issuance date and the consideration received at that time. Considering that the market value of the shares issued was higher than the consideration received, no value was granted to the warrants issued. The warrants expired on January 1, 2013.

  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
  Years ended December 31, 2013, 2012 and 2011 (in thousands of Canadian dollars)

20.	Consolidated statements of cash flows

	2013	2012	2011
	$	$	$

Net change in non-cash working capital items

Receivables	(98)	114	(1,118)
Exploration tax credits receivable	(959)	(668)	(4,631)
Inventories	(1,311)	(167)	(233)
Payables, accruals and provisions	1,738	3,510	1,181

	(630)	2,789	(4,801)
Supplemental informations
Transactions with no impact on cash flows:
Property, plant and equipment increase (decrease) as a result of the revision of the estimated payment schedule and the estimated cash flow of the asset retirement obligation	127	(160)	215
Property, plant and equipment increase as a result of a new asset retirement obligations – Mine Monique	980	-	-

Payables, accruals and provisions related to property, plant and equipment	1,898	523	3,253

Long-term debt related to property, plant and equipment	1,000	-	-

  In 2013, an amount of $1,125 ($950 in 2012), included in exploration tax credits receivable, was registered as a reduction in property, plant and equipment. During 2012, an amount of $4,141 initially recorded as exploration tax credits receivable was reversed and reflected as an increase to property, plant and equipment. These amounts are not included in the net change in non-cash working capital items.

  During the year 2012, an amount of $7,169 of exploration tax credits receivable was applied against income taxes payable after the filing of the tax return.

  A closure allowance of $573 presented in long-term debt in 2013, was included in payables, accruals and provisions in 2012.

  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
  Years ended December 31, 2013, 2012 and 2011 (in thousands of Canadian dollars)

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

	2013	2012	2011
	$	$	$

Short-term benefits
Salaries, directors’fees, bonuses and other benefits	2,336	1,988	1,673
Severance compensation	266	1,986	117
Related benefits	78	159	165

Total short-term benefits	2,680	4,133	1,955

Post-employment benefits
Defined contribution pension plan	9	8	6
State plan	23	23	20

Total post-employment benefits	32	31	26

Stock-based compensation	1,328	2,438	611

	4,040	6,602	2,592

  During 2013, key management did not exercise any share options while in 2012, key management exercised 324,000 share options (368,200 in 2011) with a total exercise price of $1,072 ($1,165 in 2011).

21.2.	Other transactions

  The former corporate secretary is a partner at a law firm. Until May 9, 2013, date of his resignation as corporate secretary, the Corporation received professional services from this firm for a total consideration of $60, including taxes ($333 in 2012 and $225 in 2011).

  On February 1, 2012, the Corporation completed a private placement of $10,000 with the past Vice Chairman of the Corporation’s Board of Directors and two members of his immediate family in the form of debentures convertible into the Corporation’s common shares. The convertible debentures were entirely retired in September 2012.

22.	Commitments and subsequent event

  The Corporation is subject to pay the following royalties: the Beaufor Mine and the W Zone Mine, $30 per ounce produced on 50% of the production; Island Gold Mine, a 3% net smelter return royalty per ounce produced from the Lochalsh claims and a 2% net smelter return royalty in addition to a 15% net profit interest royalty per ounce produced from the Goudreau claims; and at the Monique Mine, a 0.38% smelter return royalty per ounce produced. Royalty payments could be payable on other properties if such other properties are brought into commercial production.

  The Corporation is committed, under an operating lease expiring in December 2017, to pay a total sum of $546 for office space. Minimum rental payments for the next four years amount to $136 annually.

  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
  Years ended December 31, 2013, 2012 and 2011 (in thousands of Canadian dollars)

  In mid-October 2013, the Corporation announced that it had signed a land and mining rights agreement with Argonaut Gold Inc., owner of the Magino Gold Project that is adjacent to the Corporation’s Island Gold Mine. With this Agreement, the Corporation will secure mining rights below a depth of 400 metres on several claims to the south of the Island Gold Deep Project, and will acquire a claim which will extend the western boundary of its Island Gold Deep Project by a distance of 585 metres towards the west. In exchange, Argonaut will receive exploration and mining rights from surface to a maximum depth of 400 metres on certain Richmont claims that border the Magino Gold Project. Under the terms of the Agreement, the Corporation will receive a net payment of $2 million in cash from Argonaut upon completion of the land transactions, which is expected to take place by the end of the first quarter of 2014.

  On December 20, 2013 the Corporation announced that it had decided to terminate, with no cancellation costs, the Senior Secured Credit Facility (the “Facility”) for up to US$50 million secured in mid-June and subsequently closed in August 2013, with Macquarie Bank Limited (“Macquarie”). At the onset of discussions with Macquarie in March 2013, financing the development of Island Gold Deep partly through debt was deemed a good business decision, and the hedging of a minimal amount of production ounces to lock in attractive margins was deemed to be a prudent approach given the higher gold price. Following the approximate $400/ounce decrease in the gold price, however, management believed that it was in the best interest of the Corporation and its shareholders to terminate the Facility, with the objective of developing Island Gold Deep through internally-generated cash flow from the Corporation’s producing mines.

  The Corporation decided, in February 2014, to mine the economical part of the ore body already developed at the W Zone Mine and then to suspend operations, which is currently estimated to take place by the end of the second quarter of 2014.

23.	Contingencies

  The Corporation is involved in the following legal proceedings against the Corporation:

a)

  The Corporation filed a lawsuit against a supplier (the “supplier”) for non-compliance of a supply agreement, which has resulted in additional costs for the Corporation. The supplier disputed the amount claimed by the Corporation, and counter-sued the Corporation for an amount higher than the Corporation’s original claim amount, on the basis that the supplier had to absorb substantial costs following the breach of contract;

b)

  The second dispute is related to an invoice that the Corporation is contesting because the amount invoiced included costs stemming from work that the Corporation had not previously authorized. This work was not specified in the contract, and did not meet the parameters of the signed contract that stated that any additional work required prior approval. The parties have chosen to transfer the case to arbitrators as stipulated in the contract. The Corporation made a counter-claim to be reimbursed for the amount that had to be spent in order to redo the repairs.

  Management is of the opinion that the basis of these litigations is unfounded and, consequently, no provision has been accounted for in the financial statements in this respect.

  Furthermore, the Corporation introduced legal procedure against its former Monique Mine mining contractor for work poorly executed or not executed at all. As at December 31, 2013, an amount of $1,000 in contract holdback remains unpaid by the Corporation related to this work.

  A wholly owned subsidiary, acquired in December 2008, is currently subject to a tax review concerning a December 2006 financing done through the issuance of flow-through shares. The purpose of the review is to determine if the expenditures made are acceptable Canadian Exploration Expenses under the laws of flow-through share financing. No provision has been accounted for in the financial statements as Management is of the opinion that this financing was compliant with the applicable laws.

  Finally, in 2012, the Corporation received a draft assessment from the Quebec tax authorities, whom are not allowing the Corporation to claim certain exploration tax credits for years 2009 to 2011. An amount of $4,141 initially recorded as exploration tax credits receivable was reversed and reflected as an increase to property, plant and equipment. The management of the Corporation is contesting this position, because it believes that the Corporation had the right to claim these exploration tax credits.

  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
  Years ended December 31, 2013, 2012 and 2011 (in thousands of Canadian dollars)

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

  The Corporation manages its capital structure and makes adjustments to it in accordance with the aforementioned objectives, as well as in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust its capital structure, the Corporation may purchase some of its shares for cancellation pursuant to normal course issuer bids, issue new shares, issue new debt, acquire or dispose of assets. The Corporation is not subject to externally imposed capital requirements. The Corporation’s management of capital remained unchanged since the previous year.

25.	Financial instruments and risk management

a)	Fair value

  The following table presents the carrying amounts and fair values of each financial instruments category:

		December 31, 2013		December 31, 2012
		Book	Fair	Book	Fair
	Fair value	value	value	Value	Value
	hierarchy	$	$	$	$

Available-for-sale financial assets
Shares of publicly-traded companies	Level 1	-	-	30	30

Loans and receivables
Cash[1]	Level 2	17,551	17,551	55,927	55,927
Cash equivalents [1]	Level 2	-	-	3,883	3,883
Receivables[1]	Level 2	502	502	192	192

		18,053	18,053	60,002	60,002

Financial Payables, liabilities, accruals at and amortized provisions cost[1]	Level 2	13,096	13,096	6,771	6,771
Finance lease obligations [2]	Level 2	3,737	3,737	995	995
Contract payment holdback [2]	Level 2	1,000	1,000	-	-
Closure allowance[2]	Level 2	573	573	-	-

		18,406	18,406	7,766	7,766
[1]

  The Corporation owns and assumes financial assets and liabilities such as cash and receivables (except taxes receivable), as well as payables, accruals and provisions (except salaries and related benefits payable). The fair value of these financial assets and liabilities approximates their book value as these items will be realized or settled in the short term.

[2]

  The fair value was determined by calculating the discounted cash flows using market interest rates for financial instruments with similar characteristics. The fair value of the finance lease obligations, the contract payment holdback and the closure allowance approximate the book value.

  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
  Years ended December 31, 2013, 2012 and 2011 (in thousands of Canadian dollars)

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

  The Corporation is exposed to gold price fluctuations and to fluctuations of the US dollar compared to the Canadian dollar. The Corporation could manage its exposure to these risks through the occasional use of derivative financial instruments and gold commodity contracts. The Corporation is also exposed to fluctuations of interest rates for its cash and cash equivalents. The risks and the management of those risks were unchanged compared to previous years. The exposure to fluctuations of interest rates is not significant.

  The Board of Directors approves all policies concerning the use of derivative financial instruments and gold sales contracts. The Corporation does not hold any financial instrument or derivative financial instrument for trading or speculative purposes.

  Foreign exchange risk
  Exposure to currency exchange rates arises from revenues from the sale of precious metals and purchases that the Corporation carries out abroad. All of the Corporation’s precious metal revenues are either earned in or based on U.S. dollars precious metal prices, while the majority of its operating costs are in Canadian dollars.

  The price of gold is established in US dollars; to manage its exposure due to the fluctuation of the US dollar, the Corporation can occasionally enter into various types of foreign exchange contracts. During the years 2013 and 2012 the Corporation did not enter into any forward exchange contracts. At December 31, 2013 and 2012, assets and liabilities denominated in US dollars are not significant.

  The following table illustrates the sensitivity of net earnings and equity in regards to the US dollar/ Canadian dollar exchange rate, all other variables being constant. It assumes a +/- 8% change of the US dollar/ Canadian dollar exchange rate for the reporting period ended December 31, 2013 (+/- 7% for the reporting period ended December 31, 2012 and +/- 11% for the reporting period ended December 31, 2011). These percentages have been determined based on the average market volatility in exchange rates in the preceding twelve months. The sensitivity analysis assumes that all the Corporation revenues are U.S. dollars based for the reporting period.

SENSITIVITY ANALYSIS
	Change	Impact on net earnings
(in thousands of CAN$)
2013	+/- 8% (US$ / CAN$)	+/- 5,267
2012	+/- 7% (US$ / CAN$)	+/- 5,572
2011	+/- 11% (US$ / CAN$)	+/- 9,373

  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
  Years ended December 31, 2013, 2012 and 2011 (in thousands of Canadian dollars)

  Commodity price risk
  The Corporation’s earnings are directly related to commodity prices as revenues are derived principally from the sale of gold. For its gold production, the Corporation can reduce its risk of a decrease in the price of gold through the occasional use of forward sales contracts and put and call options. The risk related to fluctuation of gold price is unchanged from the previous years. In 2013, 2012 and 2011, the Corporation did not enter into any hedging contracts for its gold production.

  The following table illustrates the sensitivity of net earnings and equity to movements in the price of gold, all other variables being constant. It assumes a +/- 10% change in the average selling price of gold realized (US$ per ounce), taking into account the average exchange rate for the corresponding year.

SENSITIVITY ANALYSIS
	Change	Impact on net earnings
(in thousands of CAN$)
2013	+/- 10%	+/- 6,328
Average exchange rate (US$/CAN$) 1.0299

2012	+/- 10%	+/- 7,903
Average exchange rate (US$/CAN$) 0.9996

2011	+/- 10%	+/- 8,311
Average exchange rate (US$/CAN$) 0.9891

d)	Credit risk

  Financial instruments that expose the Corporation to a credit risk consist of receivables (except taxes receivable) and cash and cash equivalents. The receivables partially consist of prepayments and consequently the exposure to credit risk for the receivables is reduced.

  The Corporation invests its cash and cash equivalents in high-quality securities issued by government agencies, financial institutions and major corporations, and limits the amount of credit exposure by diversifying its holdings. At December 31, 2013, the Corporation’s cash is held through one financial institution (at December 31, 2012, the Corporation’s cash and term deposits were held through three financial institutions).

  The following table presents the composition of cash and cash equivalents:

	December 31,	December 31,
	2013	2012
	$	$

Cash a)	17,551	55,927
Cash equivalents	-	3,883

	17,551	59,810

a)	As at December 31, 2013, the cash was invested with effective rate of 1.20% (as at December 31, 2012, 99% of cash was invested with effective rates varying from 1.20% to 1.50%).

e)	Liquidity risk

  The objective of management with respect to liquidity risk is to hold enough cash and cash equivalents in order to ensure that the Corporation has the necessary funds to meet its obligations. The liquidity risk and its management were the same as during the previous year.

  Payables, accruals and provisions are due in the next financial year.

  Payments for the finance lease obligations are disclosed in note 17.

  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
  Years ended December 31, 2013, 2012 and 2011 (in thousands of Canadian dollars)

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

  There was no difference in 2013 compared to annual financial statements of 2012 and 2011 in the basis of segmentation or the basis of evaluation of segment result.

2013
Segmented information				Exploration,
concerning the consolidated			Total	corporate	Discontinued
income statement	Quebec	Ontario	segments	and others	operation	Total
	$	$	$	$	$	$

Revenues	41,563	50,487	92,050	-	(1,837)	90,213
Cost of sales	40,164	47,475	87,639	-	(1,807)	85,832

Gross profit (loss)	1,399	3,012	4,411	-	(30)	4,381

Exploration and project evaluation	2,240	4,532	6,772	1,103	-	7,875
Administration	-	-	-	7,514	-	7,514
Loss (gain) on disposal of long-term assets	(89)	79	(10)	26	89	105
Impairment loss on W Zone Mine	13,472	-	13,472	-	-	13,472
Other revenues	(20)	(132)	(152)	(6)	4	(154)

	15,603	4,479	20,082	8,637	93	28,812

Operating loss	(14,204)	(1,467)	(15,671)	(8,637)	(123)	(24,431)

Financial expenses	62	19	81	1,182	-	1,263
Financial revenues	(4)	(2)	(6)	(523)	3	(526)

Loss before taxes and discontinued operation	(14,262)	(1,484)	(15,746)	(9,296)	(126)	(25,168)

Net loss from discontinued operation	(1,098)	-	(1,098)	-	-	(1,098)

Addition of property, plant and equipment	13,681	27,770	41,451	437	-	41,888

Current assets	11,479	7,710	19,189	17,040	-	36,229
Restricted deposits	107	594	701	2,720	-	3,421
Property, plant and equipment	18,193	62,184	80,377	3,301	-	83,678

Total assets	29,779	70,488	100,267	23,061	-	123,328

Current liabilities	7,876	9,943	17,819	4,458	-	22,277
Long-term debt	1,573	2,912	4,485	711	-	5,196
Asset retirement obligations	5,451	1,662	7,113	490	-	7,603
Deferred income and mining tax liabilities	-	-	-	1,899	-	1,899

Total liabilities	14,900	14,517	29,417	7,558	-	36,975

  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
  Years ended December 31, 2013, 2012 and 2011 (in thousands of Canadian dollars)

2012
Segmented information				Exploration,
concerning the consolidated			Total	corporate	Discontinued
income statement	Quebec	Ontario	segments	and others	operation	Total
	$	$	$	$	$	$

Revenues	40,820	69,631	110,451	-	(8,733)	101,718
Cost of sales	39,888	44,395	84,283	-	(10,485)	73,798

Gross profit	932	25,236	26,168	-	1,752	27,920

Exploration and project evaluation	1,722	10,969	12,691	7,864	(290)	20,265
Administration	-	-	-	10,270	-	10,270
Loss (Gain) on disposal of long-term assets	1	181	182	23	(7)	198
Other revenues	(33)	(1)	(34)	(1)	7	(28)

	1,690	11,149	12,839	18,156	(290)	30,705

Operating earnings (loss)	(758)	14,087	13,329	(18,156)	2,042	(2,785)

Financial expenses	53	14	67	595	(6)	656
Financial revenues	(16)	(1)	(17)	(820)	-	(837)

Earnings (loss) before taxes and discontinued operation	(795)	14,074	13,279	(17,931)	2,048	(2,604)

Net loss from discontinued operation	(42,038)	-	(42,038)	-	-	(42,038)

Addition of property, plant and equipment	27,288	8,364	35,652	2,202	-	37,854

Current assets	6,387	12,854	19,241	55,685	-	74,926
Restricted deposits	107	184	291	393	-	684
Property, plant and equipment	21,282	35,851	57,133	8,017	-	65,150
Deferred income and mining tax assets	-	-	-	7,484	-	7,484

Total assets	27,776	48,889	76,665	71,579	-	148,244

Current liabilities	4,583	4,723	9,306	11,324	-	20,630
Long-term debt	63	-	63	639	-	702
Asset retirement obligations	4,514	1,411	5,925	450	-	6,375
Deferred income and mining tax liabilities	-	-	-	2,174	-	2,174

Total liabilities	9,160	6,134	15,294	14,587	-	29,881

  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
  Years ended December 31, 2013, 2012 and 2011 (in thousands of Canadian dollars)

2011
Segmented information				Exploration,
concerning the consolidated			Total	corporate	Discontinued
income statement	Quebec	Ontario	segments	and others	operation	Total
	$	$	$	$	$	$

Revenues	42,062	76,456	118,518	-	-	118,518
Cost of sales	26,597	45,099	71,696	-	-	71,696

Gross profit	15,465	31,357	46,822	-	-	46,822

Exploration and project evaluation	1,177	5,549	6,726	4,321	(121)	10,926
Administration	-	-	-	5,456	-	5,456

Loss (gain) on disposal of long-term assets	-	2	2	(3,012)	-	(3,010)
Other revenues	(21)	(50)	(71)	(1)	8	(64)
	1,156	5,501	6,657	6,764	(113)	13,308

Operating earnings (loss)	14,309	25,856	40,165	(6,764)	113	33,514

Financial expenses	101	26	127	-	(12)	115
Financial revenues	(6)	(11)	(17)	(1,170)	-	(1,187)

Earnings (loss) before taxes and discontinued operation	14,214	25,841	40,055	(5,594)	125	34,586

Net loss from discontinued operation	(125)	-	(125)	-	-	(125)

Addition of property, plant and equipment	26,168	4,959	31,127	543	-	31,670

Current assets	11,179	14,636	25,815	63,362	-	89,177
Restricted deposits	106	184	290	-	-	290
Property, plant and equipment	40,172	34,794	74,966	2,490	-	77,456
Deferred income and mining tax assets	-	-	-	1,067	-	1,067

Total assets	51,457	49,614	101,071	66,919	-	167,990

Current liabilities	6,164	3,948	10,112	10,354	-	20,466
Asset retirement obligations	5,329	1,356	6,685	-	-	6,685
Deferred income and mining tax liabilities	-	-	-	6,705	-	6,705

Total liabilities	11,493	5,304	16,797	17,059	-	33,856

  In 2013, 67% of precious metals have been sold through US financial institutions (71% in 2012 and 74% in 2011).

27.	Approval of Financial Statements

  The consolidated financial statements for the year ended December 31, 2013 were approved for publication by the Board of Directors on February 19, 2014.

  EXHIBIT 4.6

  Prospectus Financing

  No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. The securities offered hereby have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the "1933 Act") or any securities laws of any state of the United States and may not be offered or sold within the United States or to, or for the account or benefit of, any U.S. persons (as defined in Regulation S under the 1933 Act) unless registered under the 1933 Act and any applicable securities laws of any state of the United States or an exemption from such registration requirements is available. This short form prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby within the United States or to, or for the account or benefit of, any U.S. persons. See "Plan of Distribution”.

  Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the head of investor relations of Richmont Mines Inc. at 1501 McGill College Avenue, Suite 2920, Montreal, Québec H3A 3M8, telephone:514 397-1410, and are also available electronically at www.sedar.com.

  SHORT FORM PROSPECTUS

New Issue	April [16], 2014

  RICHMONT MINES INC.

  $10,150,000
  7,000,000 Common Shares

  This short form prospectus qualifies the distribution (the "Offering") of 7,000,000 common shares (the "Offered Shares") of Richmont Mines Inc. ("Richmont" or the "Corporation") at a price of $1.45 per Offered Share (the "Offering Price"). The Offered Shares will be issued and sold pursuant to an underwriting agreement (the "Underwriting Agreement") dated as of April 9, 2014 between the Corporation and Macquarie Capital Markets Canada Ltd (the "Lead Underwriter"), BMO Nesbitt Burns Inc., CIBC World Markets Inc. and Desjardins Securities Inc. (together with the Lead Underwriter, the "Underwriters"). The Offering Price was determined by negotiation between the Corporation and the Underwriters. See "Plan of Distribution".

  The outstanding common shares (the "Common Shares") of Richmont are currently listed and posted for trading on the Toronto Stock Exchange (the "TSX") and the NYSE MKT under the symbol "RIC". On April 15, 2014, the last trading day prior to the date of this short form prospectus, the closing price of the Common Shares on the TSX and the NYSE MKT was $1.58 and US$1.46, respectively. [The TSX and NYSE MKT have conditionally approved the listing of the Offered Shares distributed under this short form prospectus. Listing will be subject to Richmont fulfilling all of the listing requirements of the TSX and NYSE MKT].

  .

  ___________________________

  Price: $1.45 per Offered Share
  ___________________________

			Net Proceeds
		Underwriters'	to the
	Price to Public	Fee(1)	Corporation (2)
Per Offered Share	$1.45	$0.08	$1.37
Total(3)	$10,150,000	$558,250	$9,591,750

  ________________________

(1)

  In consideration for the services rendered by the Underwriters in connection with the Offering, the Underwriters will be paid a cash fee (the "Underwriters' Fee") of $558,250 representing 5.5% of the gross proceeds of this Offering.

(2)	After deducting the Underwriters' Fee but before deducting expenses of the Offering, estimated to be $325,000, which will be paid from the proceeds of the Offering
(3)

  The Corporation has granted the Underwriters an over-allotment option (the "Over-Allotment Option"), exercisable in whole or in part, at the sole discretion of the Underwriters, for a period of 30 days from the closing of the Offering, to purchase up to an additional 1,050,000 Offered Shares (equal to 15% of the Offered Shares sold under the Offering) at a price of $1.45 per Common Share (the "Additional Shares"), solely to cover over-allotments, if any, and for market stabilization purposes. In respect of the Over-Allotment Option, the Corporation will pay to the Underwriters a fee equal to 5.5% of the gross proceeds realized on the exercise of the Over-Allotment Option, being $0.08 per Additional Share sold. If the Over-Allotment Option is exercised in full, the total number of Common Shares sold pursuant to the Offering will be 8,050,000, the total price to the public will be $11,672,500, the total Underwriting Fee will be $641,987.50, and the net proceeds to the Corporation, before deducting the estimated expenses of the Offering, will be $11,030,512.50. This short form prospectus also qualifies the grant of the Over-Allotment Option and the distribution of the Additional Shares to be issued and sold upon exercise of the Over-Allotment Option. A purchaser who acquires securities forming part of the Underwriters' over-allocation position acquires those securities under this short form prospectus, regardless of whether the over-allocation position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases. See "Plan of Distribution".

  The following table sets out the number of Additional Shares that have been issued or may be issued by the Corporation in connection with the Offering:

	Maximum Size or		Exercise Price or
	Number of Securities	Exercise Period or	Average Acquisition
Underwriter's Position	Available	Acquisition Date	Price
Over-Allotment Option	1,050,000 Additional	Exercisable for a	$1.45 per Additional
	Shares	period of 30 days from	Share
the closing of the
Offering

  Unless the context otherwise requires, when used herein, all references to "Offered Shares" include any such securities issued upon exercise of the Over-Allotment Option.

  The Underwriters, as principals, conditionally offer the Offered Shares in British Columbia, Alberta, Ontario and Québec, subject to prior sale, if, as and when issued by the Corporation and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under "Plan of Distribution", and subject to the approval of certain legal matters on behalf of the Corporation by Lavery, de Billy L.L.P. and on behalf of the Underwriters by Stikeman Elliott LLP.

  Subject to applicable law, the Underwriters may, in connection with this Offering, effect transactions which stabilize or maintain the market price of the Common Shares at levels other than those which might otherwise prevail in the open market in accordance with applicable stabilization rules. Such transactions, if commenced, may be discontinued at any time. The Underwriters propose to offer the Offered Shares initially at the Offering Price. Without affecting the firm obligation of the Underwriters to purchase the Offered Shares from the Corporation in accordance with the Underwriting Agreement, after the Underwriters have made reasonable efforts to sell all of the Offered Shares offered by this short form prospectus at the price specified herein, the Offering Price may be decreased, and further changed from time to time, to an amount not greater than the Offering Price. Such decrease in the Offering Price will not affect the price of $1.45 per Offered Share to be paid to the Corporation by the Underwriters. The Underwriters shall inform the Corporation if the Offering Price is decreased. See "Plan of Distribution".

  Subscriptions for Offered Shares will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. Closing is expected to take place on or about April 23, 2014, or any other date as may be agreed upon by the Corporation and the Underwriters, but in any event not later than May 28, 2014. The Offering will be conducted under the book-based system. Upon a purchase of any Offered Share, the owner will receive only the customary confirmation from the Underwriter or the registered dealer from or through whom a beneficial interest in the Common Shares is purchased and who is a participant in the depository service of CDS Clearing and Depository Services Inc. ("CDS"). CDS will record the CDS Participants who hold the Offered Shares on behalf of owners who have purchased or transferred the Offered Shares in accordance with the book-based system. Notwithstanding the foregoing, Offered Shares issued in the United States or to or for the account or benefit of, any U.S. persons will be in the form of a definitive certificate delivered to the holders thereof. See "Plan of Distribution".

  An investment in the Offered Shares is highly speculative and involves a high degree of risk. Investors should carefully consider the risk factors described in this short form prospectus. See "Risk Factors” and "Disclosure Regarding Forward Looking Information".

  In the opinion of counsel, the Offered Shares would be qualified investments for certain plans. See "Eligibility for Investment".

  Unless otherwise indicated, all dollar amounts in this short form prospectus are expressed in Canadian dollars. "US$" is used to indicate United States dollar values.

  Richmont's head and registered office is located at 161 Avenue Principale, Rouyn-Noranda, Québec J9X 4P6.

TABLE OF CONTENTS

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS	3
EXCHANGE RATE INFORMATION	5
NON IFRS FINANCIAL MEASURES	5
MARKETING MATERIALS	6
ELIGIBILITY FOR INVESTMENT	6
DOCUMENTS INCORPORATED BY REFERENCE	6
THE CORPORATION	8
GENERAL	8
OVERVIEW OF THE CORPORATION'S BUSINESS	8
CONSOLIDATED CAPITALIZATION OF THE CORPORATION	8
USE OF PROCEEDS	9
PLAN OF DISTRIBUTION	9
QUÉBEC STOCK SAVINGS PLAN, VERSION II	12
DESCRIPTION OF THE SECURITIES BEING DISTRIBUTED	13
COMMON SHARES	13
PRIOR SALES	13
TRADING PRICE AND VOLUME	13
RISK FACTORS	14
INTEREST OF EXPERTS	14
LEGAL MATTERS	16
AUDITORS, TRANSFER AGENT AND REGISTRAR	16
PURCHASERS' STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION	16
CERTIFICATE OF THE CORPORATION	1
CERTIFICATE OF THE UNDERWRITERS	2

  Unless specifically referred to herein information contained on the Corporation's website (www.richmont-mines.com) shall not be deemed to be part of this short form prospectus or incorporated by reference herein and should not be relied upon by prospective investors for the purposes of determining whether to invest in the Offered Shares.

  DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

  This short form prospectus or documents incorporated by reference herein contain forward-looking statements. These statements relate to future events or the Corporation's future performance. All statements other than statements of historical fact are forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "may", "will", "should", "expect", "plan", "anticipate", "believe", "estimate", "predict", "potential", "targeting", "intend", "could", "might", "continue", or the negative of these terms or other comparable terminology. These statements are only predictions. These factors are not intended to represent a complete list of the general or specific factors that could affect us. Undue reliance should not be placed on these forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By its nature, forward-looking information involves numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur and may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Forward-looking statements in this short form prospectus speak only as of the date of this short form prospectus or as of the date specified in the documents incorporated by reference herein and include, but are not limited to, statements with respect to:

    the future price of gold;

    the estimation of mineral reserves and resources;

    the achievement of mineral estimates;

    the timing and amount of estimated future production;

    costs of production;

    unanticipated variations in ore grade, tonnes mined and crushed or milled;

    capital expenditures;

    costs and timing of the development of new deposits and gold production;

    exploration activities;

    permitting time lines;

    currency fluctuations;

    changes in interest rates;

    requirements for additional capital;

    changes in project parameters or mine plans;

    use of proceeds;

    government regulation of mining operations;

    environmental risks;

    unanticipated reclamation expenses;

    availability of qualified workforce;

    accidents, labour disputes and other operational hazards;

    title disputes or claims; and

    limitations on insurance coverage and timing and possible outcome of pending litigation.

  Actual results may therefore vary materially from the expectations expressed by the Corporation and depend on a number of factors. The factors include, but are not limited to:

    integration of acquisitions the Corporation may enter into in the future;

    risks related to joint venture operations the Corporation may enter into in the future;

    actual results of current exploration activities;

    actual results of current reclamation activities;

    conclusions of economic evaluations;

    changes in project parameters or mine plans as plans continue to be refined;

    possible variations in ore grade or recovery rates;

    failure of plant, equipment or process to operate as anticipated;

    accidents, labor disputes and other risks of the mining industry;

    delays in obtaining governmental approvals or financing or in the completion of development or construction activities;

    risks related to governmental regulations, including environmental regulations;

    fluctuations in commodity prices;

    currency and interest rate fluctuations;

    relationships with first nations;

    litigation risks and the inherent uncertainty of litigation costs; and

    risks pertaining to any fixed-price gold forward sales hedge program the Corporation may undertake in the future.

  The information contained in this short form prospectus, including the information set forth under the heading "Risk Factors", identifies additional factors that could affect the operations, results and performance of Richmont. The Corporation urges you to carefully consider these factors.

  Readers are cautioned that the foregoing list of factors is not exhaustive and it is recommended that readers consult the more complete discussion of risks and uncertainties facing the Corporation included in this short form prospectus. See "Risk Factors". Except as may be required by law, the Corporation undertakes no obligation and disclaims any responsibility to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise. All of the forward-looking statements contained in this short form prospectus and the documents incorporated by reference herein are expressly qualified by this cautionary statement.

  EXCHANGE RATE INFORMATION

  The following table reflects the high, low and average rates of exchange in Canadian dollars for one United States dollar for the twelve month periods noted, based on the Bank of Canada noon spot rate of exchange:

	3 Months Ended		12 Months Ended
	March 31, 2014	March 31, 2013	December 31, 2013	December 31, 2012
High	$1.1251	$1.0314	$1.0697	$1.0418
Low	$1.0614	$0.9839	$0.9839	$0.9710
Average	$1.1033	$1.0085	$1.0299	$0.9996

  On April 15, 2014, the closing exchange rate for Canadian dollars in terms of United States dollars, as quoted by the Bank of Canada, was US$1.00 = $1.0922 or $1.00 = US$0.9156. The Canadian dollar/United States dollar exchange rate has varied significantly over the last several years and investors are cautioned that the exchange rates presented here are historical and not indicative of future exchange rates.

  NON IFRS FINANCIAL MEASURES

  In this short form prospectus, including the documents incorporated by reference herein, we use the terms “cash cost per ounce”, “average cash cost per ounce”, “adjusted net earnings/(loss)” and “adjusted net earnings/(loss) per share” which are considered “Non-IFRS financial measures” within the meaning of applicable Canadian securities laws and should not be considered in isolation or as a substitute for measures of performance prepared in accordance IFRS. See “Non-IFRS Financial Measures” in the annual MD&A for an explanation of these measures.

  MARKETING MATERIALS

  The Template Version of the Indicative Term Sheet (as defined below) does not form part of this short form prospectus to the extent that the contents of the Template Version of the Indicative Term Sheet have been modified or superseded by a statement contained in this short form prospectus.

  Any "template version" of "marketing materials" (as such terms are defined in National Instrument 41-101 - General Prospectus Requirements) filed on SEDAR after the date of this short form prospectus and before the termination of the distribution under the Offering is deemed to be incorporated into this short form prospectus.

  ELIGIBILITY FOR INVESTMENT

  In the opinion Lavery, de Billy L.L.P. and Stikeman Elliott LLP, the Offered Shares will be qualified investments under the Income Tax Act (Canada) (the "Tax Act") at the time of their acquisition by a trust governed by a registered retirement savings plan ("RRSP"), registered retirement income fund ("RRIF"), deferred profit sharing plan, registered disability savings plan, registered education savings plan or tax-free savings account ("TFSA"), provided that at such time, such Offered Shares are listed on a designated stock exchange within the meaning of the Tax Act (which currently includes the TSX).

  Notwithstanding that the Offered Shares may be qualified investments for a trust governed by a TFSA, RRSP or RRIF, in certain circumstances, Offered Shares may be a "prohibited investment" for a trust governed by a TFSA, RRSP or RRIF. Offered Shares will be a prohibited investment where the holder of a TFSA or the annuitant of a RRSP or RRIF does not deal at arm's length with the Corporation for purposes of the Tax Act or has a "significant interest" (as defined in the Tax Act) in the Corporation, unless the Offered Shares are “excluded property” (within the meaning of paragraph 207.01(1) of the Tax Act) for the particular RRSP, RRIF or TFSA. In such a case, the holder of such TFSA or the annuitant of a RRSP or RRIF may be subject to a penalty tax under the Tax Act. Prospective holders who intend to hold Common Shares in a TFSA, RRSP or RRIF should consult their own tax advisors with respect to whether Offered Shares would be a prohibited investment or excluded property in their particular circumstances.

  DOCUMENTS INCORPORATED BY REFERENCE

  Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the head of investor relations of Richmont Mines Inc. at 1501 McGill College Avenue, Suite 2920, Montreal, Québec H3A 3M8, telephone: 514 397-1410, and are also available electronically at www.sedar.com.

  The following documents of the Corporation, filed with certain securities commissions or similar authorities in the provinces of Canada in which the Corporation is a reporting issuer, are specifically incorporated by reference into and form an integral part of this short form prospectus:

(a)	the Corporation's Annual Information Form dated March 27, 2014 (the "AIF") for the year ended December 31, 2013;
(b)	the Corporation's Management Information Circular dated March 31, 2014 relating to the annual general meeting of shareholders to be held on May 8, 2014;
(c)

  the Audited Consolidated Financial Statements of the Corporation as at December 31, 2013 and December 31, 2012 and for each of the years in the three-year period ended December 31, 2013, together with the notes thereto and the auditors' report thereon (the "Annual Financial Statements");

(d)	management's discussion and analysis of financial condition and results of operations of the Corporation as at and for the year ended December 31, 2013;

(e)	the Material Change Report of the Corporation dated April 8, 2014 with respect to the Offering; and
(f)	the template version of the indicative term sheet dated April 3, 2014 filed on SEDAR on April 15, 2014 in connection with the Offering (the "Template Version of the Indicative Term Sheet").

  Any documents of the type required by National Instrument 44-101 - Short Form Prospectus Distributions to be incorporated by reference in a short form prospectus including any material change reports (excluding confidential reports), comparative interim financial statements, comparative annual financial statements and the auditors' report thereon, information circulars, annual information forms and business acquisition reports filed by the Corporation with the securities commissions or similar authorities in Canada in which the Corporation is a reporting issuer subsequent to the date of this short form prospectus and prior to the termination of this Offering, shall be deemed to be incorporated by reference in this short form prospectus.

  Any statement contained in a document incorporated or deemed to be incorporated by reference into this short form prospectus shall be deemed to be modified or superseded, for the purposes of this short form prospectus, to the extent that a statement contained in this short form prospectus or in any other subsequently filed document that also is, or is deemed to be, incorporated by reference in this short form prospectus modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this short form prospectus.

  THE CORPORATION

  General

  Richmont was incorporated on February 12, 1981 under Part IA of the Companies Act (Québec) under the name "Ressources Minières Rouyn Inc.". The Corporation subsequently changed its name to "Mines Richmont inc." and adopted the English language name "Richmont Mines Inc." by certificates of amendment dated February 10, 1987 and June 20, 1991, respectively. The Corporation is now governed by the Business Corporations Act (Québec) ("QBCA"). The head office and principal place of business of Richmont is located at 161 Avenue Principale, Rouyn-Noranda, Québec J9X 4P6.

  Richmont holds all voting shares of Louvem Mines Inc. ("Louvem"), a corporation incorporated under Part IA of the Companies Act (Québec) and now governed by the QBCA. Furthermore, Richmont holds all voting shares of Camflo Mill Inc., a corporation incorporated under the Canada Business Corporations Act and all of the shares of Patricia Mining Corporation, a corporation continued under the Ontario Business Corporation Act.

  Overview of the Corporation's Business

  Richmont is principally engaged in activities related to the acquisition, exploration, development and operation of mineral properties. The Corporation began its exploration activities in northwestern Québec in the spring of 1984. During the following years, it acquired a portfolio of properties with gold-bearing potential with a view to development and commercial operation.

  Richmont Mines currently produces gold from the Island Gold Mine in Ontario, and the Beaufor Mine, Monique Mine and the W Zone Mine in Quebec. The Corporation is also advancing the Island Gold Deep project beneath the Island Gold Mine in Ontario.

  The Corporation's strategy is to capitalize on its existing properties through exploration and development, to acquire advanced stage projects in North America where its expertise in narrow vein operations can be applied, and to improve production efficiencies. The Corporation's corporate goal is to become an intermediate North American developer and producer of gold, while establishing at least one million ounces of gold reserves.

  For a more detailed description of Richmont's business, see "Narrative Description of the Business" in the AIF incorporated herein by reference.

  CONSOLIDATED CAPITALIZATION OF THE CORPORATION

  Other than as disclosed herein, there have been no material changes in the share capitalization or in the indebtedness of the Corporation since December 31, 2013, the date of the Corporation's most recently filed annual financial statements.

  The following table sets forth the consolidated capitalization of the Corporation as at December 31, 2013, both before and after giving effect to the Offering:

	December 31, 2013 (1)	December 31, 2013, after
		giving effect to the Offering (2)(3)
		(unaudited)

Long Term Debt	$5,196,000	$5,196,000
Deficit	($57,102,000)	($57,102,000)
Capital Stock	$132,202,000	$141,469,000
	(39,596,103 Common Shares)	(46,596,103 Common Shares)
Contributed Surplus	$11,253,000	$11,253,000
Accumulated other	Nil	Nil
Comprehensive Income
Total Shareholders’ Equity	$86,353,000	$95,620,000

Notes:
(1)	These figures have been derived from the Annual Financial Statements.
(2)	After deduction of the Underwriters' Fee and expenses of the Offering, estimated to total $883,250.
(3)
  Prior to the exercise of the Over-Allotment Option. If the Over-Allotment Option is exercised in full, the Common Share capital would be $142,907,500 and the number of outstanding Common Shares would be 47,646,103.

   USE OF PROCEEDS

  The expected net proceeds to the Corporation of approximately $9,266,750 ($10,705,512, assuming full exercise of the Over-Allotment Option) that the Corporation will receive from the Offering, after deducting the Underwriters' Fee and estimated offering expenses payable by the Corporation, will be used by the Corporation for working capital and general corporate purposes.

  The Corporation intends to use the net proceeds of this Offering for general working capital to preserve a strong balance sheet and its cash reserve.

  There may be circumstances where, for sound business reasons, a reallocation of funds may be necessary. Pending the use of the proceeds of this offering, we intend to invest the net proceeds of this offering in U.S. or Canadian treasury bills or short-term, investment grade, interest-bearing securities.

  PLAN OF DISTRIBUTION

  Pursuant to the Underwriting Agreement, the Corporation has agreed to issue and sell the Offered Shares and the Underwriters have agreed to purchase, as principals, on the closing of the Offering, being April 23, 2014, or any other date as may be agreed upon by the Corporation and the Underwriters, but not later than May 28, 2014, all but not less than all such Offered Shares from the Corporation at a price of $1.45 per Offered Share, payable in cash against delivery of the certificates representing the Offered Shares, subject to compliance with the conditions contained in the Underwriting Agreement. The obligations of the Underwriters under the Underwriting Agreement are several and may be terminated at their discretion upon the occurrence of certain stated events. The Underwriters are, however, obligated to take up and pay for all of the Offered Shares if any of the Offered Shares are purchased under the Underwriting Agreement. The percentages of the Offered Shares to be purchased by each Underwriter are as follows:

Macquarie Capital Markets Canada Ltd.	70%
BMO Nesbitt Burns Inc.	10%
CIBC World Markets Inc.	10%
Desjardins Securities Inc.	10%
100%

  The Underwriting Agreement provides that the Corporation will pay to the Underwriters, in consideration for their services in connection with the Offering, a fee equal to 5.5% of the gross proceeds of the Offering, including in respect of any Additional Shares sold pursuant to any exercise of the Over-Allotment Option. The Offering Price of the Offered Shares was determined by negotiation between the Corporation and the Underwriters. The Corporation, whether or not the Offering is completed, will be responsible for all expenses of the Offering including all out-of-pocket expenses of the Underwriters and the fees and expenses of the Underwriters’ legal counsel relating to the Offering (to a maximum of $50,000), including applicable taxes.

  The Corporation has granted the Underwriters the Over-Allotment Option, exercisable in whole or in part, in the sole discretion of the Underwriters, for a period of 30 days from the closing of the Offering, to purchase up to an additional 15% of the Offered Shares sold pursuant to the Offering, being 1,050,000 Additional Shares, at the Offering Price, to cover over-allotments, if any, and for market stabilization purposes. The grant of the Over-Allotment Option and the Additional Shares issued upon the exercise of the Over-Allotment Option are qualified for distribution under this short form prospectus. A person who acquires Additional Shares issuable on the exercise of the Over-Allotment Option acquires such Additional Shares under this short form prospectus regardless of whether the over-allotment position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases.

  If an Underwriter defaults, the Underwriting Agreement provides that the purchase commitments of the non-defaulting Underwriters may be increased or the Underwriting Agreement may be terminated. The Corporation has agreed to indemnify the Underwriters against certain liabilities, including liabilities under applicable securities legislation, or to contribute to payments the Underwriters may be required to make in respect of those liabilities.

  The Underwriters propose to offer the Offered Shares initially at the Offering Price. Without affecting the firm obligation of the Underwriters to purchase the Offered Shares from the Corporation in accordance with the Underwriting Agreement, after the Underwriters have made reasonable efforts to sell all the Offered Shares under this short form prospectus at the price specified herein, the Offering Price may be decreased, and further changed from time to time, to an amount not greater than the Offering Price. Such decrease in the Offering Price will not affect the price of $1.45 per Offered Share to be paid to the Corporation by the Underwriters. The Underwriters shall inform the Corporation if the Offering Price is decreased.

  Subscriptions will be received subject to rejection or allotment in whole or in part and the Underwriters reserve the right to close the subscription books at any time without notice. It is expected that the Offering Closing will occur on April 23, 2014, or such later date as the Corporation and the Underwriters may agree, but in any event not later than May 28, 2014. The Offering will be conducted under the book-based system. A purchaser of Offered Shares will receive only a customer confirmation from the registered dealer from or through which the Offered Shares are purchased and who is a CDS depository service participant. No certificates will be issued to purchasers except in certain limited circumstances, and registration will be made in the depository service of CDS.

  The Corporation has agreed that it will not for a period of 90 days following the closing of Offering issue or sell any Common Shares of the Corporation or financial instruments convertible or exercisable into Common Shares of the Corporation or announce any intention to do so, other than for purposes of directors’, officers’ or employee stock options or to satisfy rights, warrants, options, agreements, instruments or other arrangements issued or existing as of April 3, 2014, without the prior written consent of the Underwriters, such consent not to be unreasonably withheld or delayed.

  The Corporation has agreed that it shall cause each of the directors and officers of the Corporation not to, directly or indirectly, offer, sell, contract to sell, lend, swap or enter into any other agreement to transfer the economic consequences of, or otherwise dispose of or publicly announce any intention to do so whether through the facilities of a stock exchange, by private placement or otherwise, any Common Shares or other securities of the Corporation held by them, directly or indirectly, for a period of 90 days following the closing of the Offering; unless (a) they first obtain the prior written consent of the Underwriters, such consent not to be unreasonably withheld; or

  (b) such sale, disposition or transfer is in respect of Common Shares of the Corporation obtained or issuable on the exercise of any options granted pursuant to stock option plans or stock purchase plans or any other stock based compensation plan currently in place for the Corporation.

  The Offered Shares have not been and will not be registered under the 1933 Act, or any securities laws of any state of the United States, and may not be offered or sold within the United States or to, or for the account or benefit of, any U.S. persons except in transactions registered under the 1933 Act or exempt from the registration requirements of the 1933 Act and in accordance with all applicable laws of any state of the United States. The Underwriters have agreed pursuant to the terms of the Underwriting Agreement that they will not offer or sell the Offered Shares within the United States or to, or for the account or benefit of, any U.S. persons except to a limited number of accredited investors (as that term is defined in the Underwriting Agreement) that execute and deliver to the Underwriters and the Corporation the U.S. Purchaser's Letter in the form provided to them by the Underwriters in transactions that are exempt from the registration requirements under the 1933 Act, and, in each case, in compliance with applicable securities laws of any state of the United States. In addition, until 40 days after the commencement of the Offering of the Offered Shares pursuant to this short form prospectus, an offer or sale of Offered Shares within the United States by a dealer (whether or not participating in the Offering) may violate the registration requirements of the 1933 Act. All sales of Offered Shares in the United States or to, or for the account or benefit of, any U.S. persons will be made by U.S. registered broker/dealers.

  The Underwriters have agreed that, except as provided in the Underwriting agreement in certain transactions exempt from the registration requirements of the 1933 Act and applicable laws of any state of the United States, they will not offer or sell the Offered Shares within the United States or to, or for the account or benefit of, any U.S. persons: (i) as part of their distribution; or (ii) otherwise until 40 days after the later of the commencement of this Offering and the date of closing of this Offering (the "Distribution Compliance Period") except in either case offers and sales of the Offered Shares made in compliance with Rule 903 or 904 of Regulation S under the 1933 Act, or in compliance with an exemption from the registration requirements of the 1933 Act and applicable laws of any state of the United States. In addition, an Underwriter or U.S. broker/dealer selling Offered Shares outside the United States to a distributor, dealer, or person receiving a selling concession, fee or other remuneration in respect of the securities sold, during the Distribution Compliance Period, must send to such persons a confirmation or other notice indicating that the Offered Shares have not been registered under the 1933 Act and may not be sold within the United States or to, or for the account or benefit of, any U.S. persons until the expiration of the Distribution Compliance Period.

  Certificates representing the Offered Shares which are sold in the United States or to, or for the account or benefit of, any U.S. person will bear a legend to the effect that the Offered Shares represented thereby are not registered under the 1933 Act and may only be offered, sold, pledged or otherwise transferred, directly or indirectly, pursuant to certain exemptions from the registration requirements of the 1933 Act and in compliance with applicable securities laws of any state of the United States. Terms used in this paragraph and the two preceding paragraphs have the meanings given to them by Regulation S under the 1933 Act.

  The Offered Shares may also be sold in certain foreign jurisdictions as agreed to between the Corporation and the Lead Underwriter provided that no prospectus filing or comparable obligation arises in such jurisdictions.

  Subject to applicable law, the Underwriters may, in connection with this Offering, effect transactions which stabilize or maintain the market price of the Common Shares at levels other than those which might otherwise prevail in the open market in accordance with applicable stabilization rules. Pursuant to the rules and/or policy statements of certain Canadian securities regulators, the Underwriters may not, throughout the period of distribution under this short form prospectus, bid for or purchase Common Shares for their own account or for accounts over which they exercise control or direction. The foregoing restrictions are subject to certain exceptions including a bid for or purchase of Common Shares: (i) if the bid or purchase is made through the facilities of the TSX, in accordance with the Universal Market Integrity Rules of the Investment Industry Regulatory Organization of Canada; (ii) made for or on behalf of a client, other than certain prescribed clients, provided that the client’s order was not solicited by the Underwriter, or if the client's order was solicited, the solicitation occurred before the commencement of a prescribed restricted period; and (iii) to cover a short position entered into prior to the commencement of a prescribed restricted period. The Underwriters may engage in market stabilization or market balancing activities on the TSX where the bid for or purchase of the Common Shares is for the purpose of maintaining a fair and orderly market in the Common Shares, subject to price limitations applicable to such bids or purchases. Such transactions, if commenced, may be discontinued at any time.

  [The TSX and NYSE MKT have conditionally approved the listing of the Offered Shares distributed under this short form prospectus. Listing will be subject to Richmont fulfilling all of the listing requirements of the TSX and NYSE MKT.]

  QUÉBEC STOCK SAVINGS PLAN, VERSION II

  This text is a summary only and is not intended to be, nor should it be construed as, legal or tax advice to any prospective investor of Offered Shares. This summary is based on the Québec Taxation Act (as defined below), all specific proposals to amend the Québec Taxation Act that have been publicly announced by the Agence du revenu du Québec (the "Agency") prior to the date hereof and the Corporation's understanding of administrative practices and policies of the Agency ("Québec Proposals"). No assurance can be given that the Québec Proposals will be enacted as currently proposed or at all. This summary does not otherwise take into account any changes in the law, whether by legislative, governmental or judicial action.

  Prospective purchasers should consult their own tax advisors with respect to any matter pertaining to the QSSP II (as defined below), including the maximum deduction permitted.

  The Corporation has obtained an advance income tax ruling from the Agency confirming that the Corporation qualifies as a qualified issuing corporation and that the Offered Shares qualify as qualifying shares, upon issuance, for inclusion in a Québec Stock Savings Plan II (formerly known as SME Growth Stock Plan) ("QSSP II") in accordance with the Taxation Act (Québec) (RSQ, c I-3), the regulations adopted thereunder that are in effect as of the date hereof and all Québec Proposals (collectively, the "Québec Taxation Act"), subject to certain conditions set out therein.

  The inclusion in a QSSP II of the Offered Shares qualified under this short form prospectus, will entitle an individual (other than a trust) who is resident in Québec on December 31, 2014 to deduct, in the computation of his or her taxable income for Québec tax purposes for his or her 2014 taxation year, 100% of the acquisition cost (established without taking into account the borrowing costs, brokerage costs, custody charges or other similar costs) of the Offered Shares that are acquired pursuant to the Offering and included in a QSSP II no later than January 31, 2015, subject to certain conditions contained in the Québec Taxation Act. In this regard, the individual must conclude an arrangement with a dealer within the meaning of the Québec Taxation Act and indicate his or her intention to include such Offered Shares in a QSSP II of which he or she is the beneficiary.

  For the 2014 taxation year, an individual may not claim a deduction in respect of a QSSP II that exceeds 10% of his or her total income for the year (within the meaning of the Québec Taxation Act). The amount of such deduction will be included in computing the individual’s adjusted taxable income for Québec minimum tax purposes.

  An individual who includes an Offered Share in a QSSP II and who withdraws it from such plan, for example by selling it, prior to the end of the second taxation year following the year of its acquisition, may be required to include an amount of up to 100% of his or her acquisition cost (established without taking into account the borrowing costs, brokerage costs, custody charges or other similar costs) of that Offered Share in computing his or her income for Québec income tax purposes for the taxation year during which such withdrawal is made. Generally, the amount to be included in income will be reduced by the adjusted cost (determined in accordance with the Québec Taxation Act) of qualifying shares, qualifying securities and valid shares acquired by the individual and included in a QSSP II on or before the last day of the second month following the month of the withdrawal.

  The common shares forming part of the Underwriters' over-allocation position acquired on the secondary market will not qualify for the QSSP II and no Québec tax benefit may be obtained with regards to such shares.

  DESCRIPTION OF THE SECURITIES BEING DISTRIBUTED

  Common Shares

  The Corporation is authorized to issue an unlimited number of Common Shares, of which, as at April 9, 2014, there were 39,596,103 Common Shares issued and outstanding.

  Holders of Common Shares are entitled to receive dividends if and when declared by the board of directors of the Corporation and, unless otherwise provided by legislation, are entitled to one vote per Common Share on all matters to be voted on at all meetings of shareholders. Upon the voluntary or involuntary liquidation, dissolution or winding-up of the Corporation, the holders of Common Shares are entitled to share rateably in the remaining assets available for distribution, after payment of liabilities.

  For a more detailed description of Richmont's capital structure, see "Capital Structure" in the AIF incorporated herein by reference.

  PRIOR SALES

  The Corporation has not issued any Common Shares during the twelve (12) month period preceeding the date of this short form prospectus.

  TRADING PRICE AND VOLUME

  The Corporation's Common Shares are listed and posted for trading on the TSX and NYSE MKT under the trading symbol "RIC". The following table sets forth trading information for the Corporation's Common Shares for the periods indicated, as reported on the TSX and NYSE MKT for each month during the twelve-month period preceding the date of this short form prospectus:

	TSX				NYSE MKT
	High	Low	Close	Volume	High	Low	Close	Volume
Period	($)	($)	($)	(Shares)	(US $)	(US $)	(US $)	(Shares)

2013
April	2.82	1.84	2.10	2,355,890	2.78	1.80	2.11	3,044,553
May	2.21	1.65	2.00	717,030	2.20	1.52	1.96	2,219,250
June	2.15	1.37	1.58	588,549	2.10	1.31	1.52	2,453,804
July	1.78	1.42	1.63	525,934	1.71	1.33	1.57	1,946,528
August	1.88	1.54	1.69	851,130	1.85	1.50	1.56	3,164,876
September	1.71	1.32	1.48	1,471,938	1.65	1.28	1.42	6,564,880
October	1.50	1.23	1.36	892,043	1.47	1.21	1.30	6,965,511
November	1.40	1.04	1.10	554,182	1.34	0.99	1.03	2,686,607
December	1.16	1.00	1.07	511,606	1.07	0.94	1.00	2,736,326

2014
January	1.69	1.09	1.67	1,595,788	1.53	1.04	1.50	4,905,413
February	2.07	1.62	1.85	839,666	1.85	1.45	1.68	3,361,735
March	1.95	1.55	1.56	702,666	1.77	1.40	1.41	2,806,262
April	1.62	1.48	1.58	497,686	1.47	1.33	1.46	966,400

  On April 15, 2014, the last reported sale price of the Corporation's Common Shares was $1.58 on the TSX and US$1.46 on NYSE MKT.

  RISK FACTORS

  An investment in the Offered Shares involves a high degree of risk. Prospective investors should carefully consider before purchasing the Offered Shares, the risks as well as the other information contained in this short form prospectus and the documents incorporated herein by reference. In particular, reference is made to the risk factors set forth under the heading "Risks Associated with the Mining Industry" and "Risks related to owing the Corporation's Common Shares" which are discussed under the heading "Risk Factors " on pages 16 to 26 of the Corporation's AIF and are incorporated herein by reference.

  The risks and uncertainties described or incorporated by reference in this short form prospectus are not the only ones the Corporation may face. Additional risks and uncertainties that the Corporation is unaware of, or that the Corporation currently deems not to be material, may also become important factors that affect the Corporation. If any of such risks actually occurs, the Corporation's business, financial condition or results of operations could be materially adversely affected, with the result that the trading price of the Common Shares could decline and investors could lose all or part of their investment.

  Risks Related to the Offering

  Use of Net Proceeds

  The Corporation currently intends to allocate the net proceeds to be received from this Offering as described under the heading “Use of Proceeds”. However, management will have discretion in the actual application of the net proceeds, and may elect to allocate net proceeds differently from that described under the heading “Use of Proceeds” if it believes it would be in the Corporation’s best interest to do so. The Corporation’s securityholders, including holders of the Offered Shares, may not agree with the manner in which management chooses to allocate and spend the net proceeds. The failure by management to apply these funds effectively could have a material adverse effect on the Corporation’s business.

  CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES OR SANCTIONS

  To the Corporation's knowledge, no executive officer of the Corporation is, at the date of this short form prospectus, or has been, within 10 years before the date of the short form prospectus, a director, chief executive officer or chief financial officer of any company that, while that person was acting in that capacity, (i) was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days, or (ii) was subject to an event that resulted, after the director, chief executive officer or chief financial officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days.

  To the Corporation's knowledge, no executive officer of the Corporation or a shareholder holding a sufficient number of securities of the Corporation to affect materially the control of the Corporation is, at the date of this short form prospectus, or has been, within 10 years before the date of the short form prospectus, a director or executive officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

  In addition, to the knowledge of the Corporation, no executive officer of the Corporation or a shareholder holding a sufficient number of securities of the Corporation to affect materially the control of the Corporation has, within 10 years before the date of this short form prospectus, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the executive officers or shareholders.

  Furthermore, to the knowledge of the Corporation, no executive officer of the Corporation or a shareholder holding a sufficient number of securities of the Corporation to affect materially the control of the Corporation has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

  INTEREST OF EXPERTS

  Each of the following authors of the technical reports referred to below is a “qualified person” for the purposes of National Instrument 43-101 - Standards of Disclosure for Mineral Projects. Each such qualified person has reviewed certain scientific and technical information relating to certain of Richmont’s mineral properties as more fully described in the AIF and incorporated by reference in this short form prospectus or has supervised the preparation of information upon which such scientific and technical information is based as detailed in the respective technical report.

Technical Report	Names
Technical Report dated March 31, 2014, on the Mineral Reserve and Resource Estimate as of December 31, 2013 for the Island Gold Mine	Daniel Adam, P.Geo., Ph.D. Daniel Vachon, P.Eng.
Technical Report dated September 13, 2013, on the Mineral Reserve Estimate as of July 1st, 2013 for the Monique Gold Project	Daniel Adam, Geo. PhD Christian Pichette, Eng. M. Sc Raynald Vincent, Eng. M.G.P.
Technical Report dated April 11, 2013, on the Mineral Resource Estimate as of January 25th, 2013 for the C Zone, Island Gold Deep Project	Daniel Adam, Geo. PhD
Technical Report dated August 17, 2012, on the Mineral Resource and Reserve Estimate as of June 15th, 2012 for the Francoeur Gold Mine	Daniel Adam, Ph.D., Geo. Marc-André Lavergne, Eng. Émilie Tremblay-Paquet, Geo. M.sc.
Technical Report on the Wasamac Project dated May 11, 2012	Jacques Gauthier, ing. Yves Galarneau, ing. Marc Lavigne, ing. Daniel Adam, geo., Ph.D. Stéphane Lance, ing. Colin Hardie, P.Eng
Technical Report dated February 3, 2012, on the Mineral Resource Estimate as of December 20th, 2011 for the Monique Gold Project	Raynald Vincent, Eng. M.G.P.
Technical Report dated April 1, 2011 on the Mineral Resource Estimate for the Wasamac Gold Project	Daniel Adam, P. Geo. Ph.D
NI 43-101 Compilation Technical Report for the Francoeur Gold Project dated August 5th, 2009 and amended May 19th, 2010	Daniel Adam, Geo. PhD Christian Pichette, Eng. M. Sc
Technical Report entitled “Évaluation des Réserves et Ressources au 31 Décembre 2006 Mines Richmont – Division Beaufor en coparticipation avec la société Minière Louvem”, dated March 2007	François Chabot, ing., M.Sc

  None of the persons listed above received or will receive a direct or indirect interest in any property of Richmont or any of its associates or affiliates. As of the date hereof, each of such persons owns beneficially, directly or indirectly, less than 1% of any outstanding class of securities of Richmont and less than 1% of the outstanding securities of any class of Richmont’s associates or affiliates.

  Raymond Chabot Grant Thornton LLP has advised Richmont that it is independent within the meaning of the Code of Ethics of Chartered Professional Accountants (Québec).

  .

  LEGAL MATTERS

  Certain Canadian legal matters relating to the Offered Shares qualified hereunder will be passed upon by Lavery, de Billy L.L.P. on behalf of Richmont and by Stikeman Elliott LLP on behalf of the Underwriters. As of the date hereof, the partners and associates of Lavery, de Billy L.L.P. and Stikeman Elliott LLP , each as a group, beneficially own, directly or indirectly, less than 1% of the outstanding Common Shares.

  AUDITORS, TRANSFER AGENT AND REGISTRAR

  The Corporation's auditors are Raymond Chabot Grant Thornton LLP, located at 600 De La Gauchetière Street West, Suite 2000, Montréal, Québec H3B 4L8.

  The transfer agent and registrar for the Common Shares is Computershare Investor Services Inc. at its principal offices located at 1500 University Street, Suite 700, Montréal, Québec H3A 3S8.

  PURCHASERS' STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

  Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces of Canada, the securities legislation further provides a purchaser with remedies for rescission, or, in some jurisdictions, revision of the price or damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that such remedies for rescission, price revision or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights and consult with a legal advisor.

  CERTIFICATE OF THE CORPORATION

  Dated: April 16, 2014

  This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of the provinces of British Columbia, Alberta, Ontario and Québec.

(Signed) Paul Carmel President and Chief Executive Officer	(Signed) Pierre Rougeau Executive Vice President and Chief Financial Officer

  On behalf of the Board of Directors

(Signed) H. Greg Chamandy	(Signed) Michael Pesner
Chairman of the Board and Director	Director

  C-1

  CERTIFICATE OF THE UNDERWRITERS

  Dated: April 16, 2014

  To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of the provinces of British Columbia, Alberta, Ontario and Québec.

  Macquarie Capital Markets Canada Ltd.

  By: /s/ David Cobbold

BMO Nesbitt Burns Inc.	CIBC World Markets Inc.	Desjardins Securities Inc.

By: /s/ Tom Jakubowski	By: /s/ Jason Ellefson	By: /s/ Vincent Metcalfe

  C-2

  EXHIBIT 8.1

  List of Subsidiaries

Name	Country of Incorporation	Proportion of Ownership

Louvem Mines Inc.	Canada	100%
Camflo Mill Inc.	Canada	100%
Patricia Mining Corp.	Canada	100%

  EXHIBIT 12.1

  CERTIFICATION

  I, Paul Carmel, certify that:

1.	I have reviewed this annual report on Form 20-F of Richmont Mines Inc. (the “Corporation”);

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

  Date: April 22, 2014

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

  Date: April 22, 2014

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

  Date: April 22, 2014

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

  Date: April 22, 2014

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