Form 20-F
period 2014-12-31
RICHMONT MINES INC
filed 2015-04-27
CIK 1023996

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ X ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2014

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

Renaud Adams
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
None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: As of December 31, 2014: 48,276,223.

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

Item 17 [   ] Item18 [   ]

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

Note to Investors Concerning Certain Measures of Performance

Throughout this document, the Corporation uses performance indicators that are not defined according to International Financial Reporting Standards (“IFRS”), such as the total cash cost of production per ounce sold for each of the Corporation’s properties, excluding the rates of depreciation per ounce. These performance indicators are in no way a standard prescribed by IFRS and may not be comparable to similar measures presented by other companies. The Corporation believes that, in addition to conventional measures prepared in accordance with IFRS, the Corporation and certain investors use this information to evaluate the Corporation's performance. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

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
ppb: parts per billion
TSX: Toronto Stock Exchange
NYSE MTK: New York Stock Exchange market

Currency

In this Annual Report, all dollar amounts are in Canadian dollars unless otherwise stated.

Definitions

Mineral Reserves

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

The selected financial data of Richmont Mines Inc. (consolidated with its wholly-owned subsidiaries, Camflo Mill Inc., Patricia Mining Corporation (“Patricia Mining”) and Louvem Mines Inc. (“Louvem”); herein referred to collectively as “Richmont Mines,” “Richmont” or the “Corporation”) set forth below has been derived from the consolidated financial statements of the Corporation which have been audited by Raymond Chabot Grant Thornton LLP, Chartered Accountants, as indicated in their Independent Registered Public Accounting Firm’s report as at December 31, 2014, 2013 and 2012 and which are included elsewhere in this Annual Report.

The selected financial data were extracted from the more detailed consolidated financial statements of the Corporation and related notes included in this Annual Report and should be read in conjunction with such consolidated financial statements and related notes and with the information appearing under the heading “ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS.” Unless otherwise indicated, all amounts presented herein are based on IFRS.

Herein, all references to “$” and “CAN$” refer to Canadian dollars and all references to “US$” refer to United States dollars.

The information contained in this Annual Report on Form 20-F is current as at December 31, 2014, except where a different date is specified.

The Corporation has not declared or paid any dividends on its capital stock during the past five years and currently has no intention of paying dividends subject to a periodic review of this policy by the Board of Directors.

Selected Financial Data
(IFRS)[1]
(in thousands of Canadian dollars except per share and share data)
	2014	2013	2012	2011	2010

Revenues	132,196	90,213	101,718	118,518	90,412

Net earnings (loss) from continuing operations	8,182	(33,162)	(2,977)	26,043	9,432

Net loss from discontinued operation	-	(1,098)	(42,038)	(125)	(98)

Net earnings (loss)	8,182	(34,260)	(45,015)	25,918	9,334

Earnings (loss) per share
Basic earnings (loss) per share
Earnings (loss) from continuing operations	$0.18	($0.84)	($0.08)	$0.81	$0.33
Loss from discontinued operation	-	($0.03)	($1.20)	-	-

	$0.18	($0.87)	($1.28)	$0.81	$0.33

Diluted earnings (loss) per share
Earnings (loss) from continuing operations	$0.18	($0.84)	($0.08)	$0.80	$0.32
Loss from discontinued operation	-	($0.03)	($1.20)	-	-

	$0.18	($0.87)	($1.28)	$0.80	$0.32

Total assets	148,771	123,328	148,244	167,990	115,305

Long-term debt	5,724	5,196	702	-	-

Working capital	34,837	13,952	54,296	68,711	43,880

Equity

Total	107,957	86,353	118,363	134,134	94,791

Share capital	144,535	132,202	132,113	104,872	91,010

Number of outstanding common shares at year end (000’s)	48,276	39,596	39,566	33,110	31,230
1 These selected financial data have been prepared using accounting policies specified by IFRS that are in effect at December 31, 2014.

Exchange Rates

The Government of Canada permits a floating exchange rate to determine the value of the Canadian dollar against the U.S. dollar.

Set forth below are the average rates of exchange for the Canadian dollar and the U.S. dollar for each of the past five fiscal years, and the range of high and low rates for each of the past six calendar months. For purposes of these tables, the rate of exchange is presented as published by the Bank of Canada. The tables set forth the number of Canadian dollars required under that formula to buy one U.S. dollar. The average rate means the average of the exchange rates of each day around noon during the period.

U.S. Dollar/Canadian Dollar Exchange Rates

Year ended
December 31	Average

2010	1.0299
2011	0.9891
2012	0.9996
2013	1.0299
2014	1.1045

The following table sets forth the high and low closing exchange rate for the past six months. As of April 21, 2015, the exchange rate was 1.2281.

U.S. Dollar/Canadian Dollar Exchange Rates

Month	Low	High
November 2014	1.1236	1.1440
December 2014	1.1328	1.1656
January 2015	1.1749	1.2711
February 2015	1.2374	1.2641
March 2015	1.2416	1.2790
April 1st to April 21th, 2015	1.2181	1.2626

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

See the discussion regarding forward-looking statements on page 4.

In addition to the other information contained herein, the following risk factors should be carefully considered when evaluating an investment in the Corporation’s common shares:

Risks Associated with the Mining Industry

The exploration of mineral properties is highly speculative, involves substantial expenditures and is frequently unsuccessful.

The Corporation’s profitability is significantly affected by the costs and results of its exploration and development programs. As mines have limited lives based on the quantity of Proven and Probable mineral reserves, the Corporation actively seeks to replace and expand its mineral reserves, primarily through exploration and development as well as through strategic acquisitions. Exploration for minerals is highly speculative in nature, involves many risks and is frequently unsuccessful. Among the many uncertainties inherent in any gold exploration and development program are the location of economic ore bodies, the development of appropriate metallurgical processes, the receipt of necessary governmental permits and the construction of mining and processing facilities. Substantial expenditures are required to pursue such exploration and development activities. Assuming discovery of an economic ore body, depending on the type of mining operation involved, several years may elapse from the initial phases of drilling until commercial operations are commenced and during such time the economic feasibility of production may change. Accordingly, the Corporation’s current or future exploration and development programs may not result in any new economically viable mining operations or yield new mineral reserves to replace and expand current mineral reserves.

The Corporation’s financial performance and results may fluctuate widely due to volatile and unpredictable commodity prices and changes in the exchange rate between the U.S. and Canadian Dollars.

The Corporation’s earnings are directly related to commodity prices as revenues are derived principally from the sale of gold. Gold prices fluctuate widely and are affected by numerous factors beyond the Corporation’s control, including central bank purchases and sales, producer hedging and de-hedging activities, expectations of inflation, the relative exchange rate of the U.S. dollar with other major currencies, global and regional demand, political and economic conditions, production costs in major gold-producing regions and worldwide production levels. The aggregate effect of these factors is impossible to predict with accuracy. In addition, the price of gold has on occasion been subject to very rapid short-term changes because of speculative activities. Fluctuations in gold prices may materially adversely affect the Corporation’s financial performance or results of operations. If the market price of gold falls below the Corporation’s total cash costs per ounce of production at one or more of its projects at that time and remains so for any sustained period, the Corporation may experience losses and/or may curtail or suspend some or all of its exploration, development and mining activities at such projects or at other projects. Also, the Corporation’s evaluation of the proven and probable reserves at its current mines was based on a market price of gold of CAN$1,300 per ounce. If the market price of gold falls below this level, the mines may be rendered uneconomic and production may be suspended. The Corporation’s policy and practice is not to sell forward its future gold production; however, under the Corporation’s price risk management policy, approved by the Corporation’s board of directors (the “Board”), the Corporation may review this practice on a project by project basis. The Corporation may occasionally use derivative instruments to mitigate the effects of fluctuating by-product metal prices; however, these measures may not be successful.

The volatility of gold prices is illustrated in the following table which sets out, for the periods indicated, the high, low and average afternoon fixing prices for gold on the London Bullion Market (the "London P.M. Fix").

(US$ per ounce)	2014	2013	2012	2011	2010	2009

High price	1,385	1,694	1,792	1,895	1,421	1,212
Low price	1,142	1,192	1,540	1,319	1,058	810
Average price	1,266	1,411	1,669	1,572	1,225	972

On April 21 2015, the London P.M. Fix was US$1,195.30 per ounce of gold.

The Corporation’s operating results and cash flows are significantly affected by changes in the U.S. dollar/Canadian dollar exchange rate. All of the Corporation’s precious metals revenues are earned in U.S. dollars but the majority of its operating costs at its mines are in Canadian dollars. The U.S. dollar/Canadian dollar exchange rate has fluctuated significantly over the last several years. From January 1, 2009 to January 1, 2015, the Noon Buying Rate fluctuated from a high of CAN$1.3000 per US$1.00 to a low of CAN$0.9449 per US$1.00. Historical fluctuations in the U.S. dollar/Canadian dollar exchange rate are not necessarily indicative of future exchange rate fluctuations

The Corporation has no gold hedging contracts and no U.S. dollar exchange contracts. However, the Corporation may engage in hedging activities in the future. Hedging activities are intended to protect a corporation from the fluctuations of the price of gold and to minimize the effect of declines in gold prices on results of operations for a period of time. Hedging activities may protect a corporation against low gold prices, however, they may also limit the price that can be realized on gold that is subject to forward sales and call options where the market price of gold exceeds the gold price in a forward sale or call option contract. The Corporation continually evaluates the potential short and long-term benefits of engaging in such derivative strategies based upon current market conditions. However, the use of by-product metal derivative strategies may not benefit the Corporation in the future. There is a possibility that the Corporation could lock in forward deliveries at prices lower than the market price at the time of delivery. In addition, the Corporation could fail to produce enough precious metals to offset its forward delivery obligations, causing the Corporation to purchase the metal in the spot market at higher prices to fulfill its delivery obligations or, for cash settled contracts, make cash payments to counterparties in excess of precious metals revenue. If the Corporation is locked into a lower than market price forward contract or has to buy additional quantities at higher prices, its net income could be adversely affected.

Also, the Corporation may in the future, if it considers it advisable, enter into hedging arrangements with a view to reducing some risks associated with foreign exchange exposure and/or fuel prices. However, such hedging strategies may not prove to be successful and foreign exchange fluctuations may materially adversely affect the Corporation’s financial performance and results of operations.

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

The credit and capital markets experienced significant deterioration in 2008, including the failure of significant and established financial institutions in the United States and abroad, and continued to show weakness and or uncertainty into 2014. These unprecedented disruptions in the credit and capital markets have negatively impacted the availability and terms of credit and capital. If uncertainties in these markets continue, or these markets deteriorate further, it could have a material adverse effect on the Corporation’s liquidity, ability to raise capital and costs of capital. Failure to raise capital when needed, or on reasonable terms, may have a material adverse effect on the Corporation’s business, financial condition and results of operations.

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

A.	History and Development of the Corporation

General

The legal and commercial name of the Corporation is Richmont Mines Inc. The Corporation is a corporation domiciled in Quebec, Canada. The Corporation was incorporated pursuant to Part 1A of the Companies Act (Quebec) on February 12, 1981 (File number 1843-2286) under the corporate name of Ressources Minières Rouyn Inc. Pursuant to an Article of Amendment filed February 10, 1987 the Corporation added the English version Rouyn Mining Resources Inc. and by another Amendment filed with the Government of Quebec on June 20, 1991, the Corporation changed its name to Richmont Mines Inc., now governed by the Business Corporations Act (Quebec). The Articles of the Corporation are registered by the Government of Quebec in register S02473, folio 10.

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

The head office and principal place of business of the Corporation are located at offices of approximately 8,391 square feet at 161 avenue Principale, Rouyn-Noranda, Quebec, J9X 4P6, telephone number: 819 797-2465. The Corporation also utilizes an office of approximately 2,156 square feet in rented premises at 181 Bay Street, Suite 810, Bay Wellington Tower, Brookfield Place, Toronto, Ontario M5J 2T3.The Corporation’s Investor Relations department remains in Montreal and utilizes an office of approximately 250 square feet in rented premises at 1501 McGill College, Suite 2900, Montreal, Quebec H3A 3M8. The common shares of Richmont Mines are listed and posted for trading on the Toronto Stock Exchange (TSX: RIC) and the New York Stock Exchange Market (NYSE MKT: RIC). The co-transfer agent for the Corporation in the United States is Computershare Trust Company, N.A., 350 Indiana Street, Suite 800, Golden, Colorado 80401.

Richmont Mines is principally engaged in activities related to the acquisition, exploration, development and operation of mineral properties. The Corporation began its exploration activities in northwestern Quebec in the spring of 1984. During the following years, it acquired a portfolio of properties with gold-bearing potential with a view to development and commercial operation.

Three-year History

Richmont Mines currently produces gold from the Island Gold Mine in Ontario, and the Beaufor and Monique Mines in Quebec. The Corporation is also advancing development of the extension at depth of the Island Gold Mine in Ontario.

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

On April 12, 2012, the Corporation announced the appointment of Mr. Ebe Scherkus as a member of the Board of Directors. Refer to the April 12, 2012 press release entitled “Gold industry veteran Ebe Scherkus to join the Richmont Mines Board of Directors” filed under Form 6-K on April 12, 2012 for full details.

On September 26, 2012, the Corporation announced the completion of a $26 million private placement with four institutional funds. The Corporation issued 5.97 million shares at $4.35 per share, refer to the September 26, 2012 press release entitled “Richmont Mines Inc. closes $26 million private placement” for full details.

On November 26, 2012, the Corporation announced the appointment of Mr. Pierre Rougeau to the position of Executive Vice-President and Chief Financial Officer, effective December 3, 2012. Refer to the November 26, 2012 press release entitled “Richmont Mines announces the appointment of Mr. Pierre Rougeau as Chief Financial Officer” filed under Form 6-K on November 26, 2012 for full details.

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

On April 12, 2013, Richmont announced that the Island Gold Deep 43-101 technical report was filed on SEDAR (www.sedar.com), and the Corporation noted that new drill results continued to show Island Gold Mine deep potential. Refer to the April 12, 2013 press release entitled “Island Gold Deep 43-101 Report filed on SEDAR; New drill results continue to show Island Gold Mine deep potential” filed under From 6-K on April 12, 2013 for further details.

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

On June 17, 2013, Richmont Mines obtained a letter of offer for a senior credit facility (the “Facility”) for up to US$50 million from Macquarie Bank Limited (“MBL”) to advance the Island Gold Deep project. The US$50 million facility consisted of three tranches, all of which were subject to certain conditions being met prior to drawdown. The Corporation issued call warrants for the purchase of 1,250,000 Richmont shares to MBL at closing of the facility agreement. The warrants had an exercise price of $2.45 per share, and expire 3 years from the original date of their issue to MBL. A total of 812,500 warrants vested immediately upon closing of the facility agreement. The remaining 437,500 warrants were to have vested when the conditions to drawdown Tranche B are fully met by the Corporation. Refer to the June 17, 2013 press release entitled “Richmont Mines obtains letter of offer for senior credit facility for up to US$50 million from Macquarie Bank Limited to advance Island Gold Deep Project” filed under Form 6-K on June 17, 2013 for full details. The financial closing of the Facility was completed on August 23, 2013.

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

On August 2, 2013, Richmont Mines announced that Mr. Sam Minzberg had resigned from the Corporation’s Board of Directors.

On October 4, 2013, Richmont Mines announced that the Monique Gold project had successfully completed the three month pre-production phase and commercial production was declared on October 1, 2013. The Corporation noted that Monique was expected to produce 4,500 ounces of commercial gold production during the fourth quarter of 2013, and had an estimated life of mine commercial gold production of 30,000 ounces, over 19 months, at an average cash cost per ounce of $904. An NI 43-101 technical report for Monique’s mineral reserve estimate, published July 31, 2013, was filed on SEDAR (www.sedar.com) on September 13, 2013.

On October 16, 2013, Richmont Mines entered into a land and mining rights agreement with Argonaut Gold, owner of the Magino Gold Project that is adjacent to the Corporation’s Island Gold Mine. The agreement will enable Richmont to extend the western boundary of its Island Gold Deep project by a distance of approximately 585 metres thus increasing the project’s exploration potential towards the west. Mining rights below a depth of 400 metres were also secured on several claims to the south of the Island Gold Deep project, thus adding to the project’s exploration potential at depth. As part of the agreement, Richmont will acquire Claim SSM 722481 in its entirety, which immediately abuts Island Gold’s Lochalsh Zone, where reserves and resources currently exist and where mining is currently taking place. In exchange, Argonaut will receive exploration and mining rights from surface to a maximum depth of 400 metres on certain Richmont claims that border the Magino Gold Project, providing it with greater flexibility in its project development. Under the terms of the agreement, Richmont will receive a net payment of $2.0 million in cash from Argonaut upon completion of the land transactions. This Agreement was slightly modified in June 2014. Under the revised terms, Argonaut will receive one claim in its entirety and surface and mining rights down to a depth of 400 metres on six claims. It will also receive surface rights on two claims down to a depth of 100 metres. The Corporation will receive two additional claims for a total of three and mining rights below a depth of 400 metres on three claims. As previously reported, under the terms of the Agreement, the Corporation will receive a net payment of $2.0 million in cash from Argonaut upon completion of the land transactions, which are now expected to take place in 2015.

On October 17, 2013, Richmont Mines announced that it had successfully completed the three month preproduction phase on the W Zone Gold Project and that commercial production was declared on October 1, 2013. W Zone was expected to produce an estimated 3,000 ounces of commercial gold production for the Corporation during the fourth quarter of 2013, and a projected 12,000 ounces of commercial gold production in 2014.

On November 7, 2013, Richmont Mines announced that Mr. Christian Pichette, Richmont’s Chief Operating Officer, would retire at the end of 2013 after more than 35 years in the mining industry, the last eight of which he spent as an integral part of Richmont’s team. The Corporation also noted that after 24 years as a Director of Richmont, Mr. Réjean Houle had decided to step down from its Board of Directors to focus on his dual roles as an Ambassador for the Montreal Canadiens Hockey Club Inc., and as President of The Montreal Canadiens Alumni Association. Similarly, it was announced that Mr. Ebe Scherkus had resigned from Richmont’s Board of Directors for personal reasons. In addition, it was announced that Mr. René Marion had joined Richmont’s Board of Directors effective November 6, 2013. A mining engineer by training, Mr. Marion brings over 30 years of industry experience to the Corporation’s Board.

On December 10, 2013, Richmont Mines announced that mining industry veteran Dr. James W. Gill would join its Board of Directors. In addition, the Corporation appointed Mr. Rosaire Émond, Eng., to the position of Vice-President and Chief Operating Officer, replacing Mr. Christian Pichette, who retired after a distinguished 35 year career in the mining industry. It was also announced that Mr. Jean Bastien, Eng., MBA, had been appointed to the position of Mine Manager of the Corporation’s Island Gold Mine and Mr. Raynald Vincent, Eng. M.G.P., had been appointed to the position of Chief Geologist for the Corporation’s Island Gold Mine. Refer to the

December 10, 2013 press release entitled “Richmont Mines announces Board nomination and management changes” filed under Form 6-K on December 10, 2013 for full details.

On December 20, 2013, Richmont Mines announced that it had decided to terminate the Senior Secured Credit Facility for up to $50 million secured with MBL in August 2013. No amounts had been drawn on the Facility, and no gold hedging contracts had been put in place. The Corporation, in conjunction with MBL, began the process of releasing the securities that had been put in place as part of the Facility. As per the terms of the Facility, the Corporation did not incur any cancellation costs. Please see the December 20, 2013 press release entitled “Richmont Mines terminates Senior Credit Facility with Macquarie Bank Limited” filed under Form 6-K on December 20, 2013 for full details.

On February 11, 2014, Richmont Mines announced updated corporate mineral reserve and resource estimates as of December 31, 2013, along with forecasted 2014 production, capital expenditures and exploration budget. The Corporation also announced that, as a result of a downward adjustment to the W Zone Mine reserve base, it would incur a $13.5 million non-cash write-down on the W Zone Mine in the fourth quarter of 2013. Please see the February 11, 2014 press release entitled “Richmont Mines reports updated corporate Mineral Reserve and Resource estimates and W Zone Mine non-cash write-down” filed under Form 6-K on February 11, 2014 for full details.

On April 1, 2014, Richmont Mines announced that an updated National Instrument 43-101 technical report had been filed for the Corporation’s Island Gold Mine Property, which encompasses the producing Island Gold Mine and the Island Gold Deep resource located directly below. The Island gold Mine Property contained estimated Proven and Probable Reserves of 143,506 gold ounces (733,347 tonnes grading 6.09 g/t Au). Please see the April 1, 2014 press release entitled “Richmont Mines files updated technical report for Island Gold Mine property” filed under Form 6-K on April 1, 2014 for full details.

On April 3, 2014, Richmont Mines announced that it had entered into an agreement with Macquarie Capital Markets Canada Ltd. (“Macquarie”) as lead underwriter, on behalf of a syndicate of underwriters, for the issuance of 7.0 million common shares of the Corporation, on a bought-deal basis, at a price of $1.45 per share (the “Offering Price”) for gross proceeds of $10.15 million (the “Offering”). The syndicate of underwriters also included BMO Capital Markets, CIBC World Markets and Desjardins Securities. Please see the April 3, 2014 press release entitled “Richmont Mines announces $10.15 Million bought deal financing of common shares” filed under Form 6-K on April 4, 2014 for full details.

On April 23, 2014, Richmont Mines announced that it had closed the bought deal financing previously announced on April 3, 2014. The Corporation issued a total of 8.05 million common shares at a price of $1.45 per share, including the entire over-allotment option of 1.05 million common shares, on a bought-deal basis, for aggregate gross proceeds of $11.67 million, through a syndicate of underwriters lead by Macquarie Capital Markets Canada Ltd. and including BMO Nesbitt Burns Inc., CIBC World Markets Inc. and Desjardins Securities Inc (the "Offering"). The proceeds from the Offering would be used for working capital and general corporate purposes.

On April 24, 2014, Richmont Mines announced that access to the upper portion of the Island Gold Deep resource had been achieved with approximately 130 metres of development into the C Zone, on claims that are 100% owned by the Corporation, at a vertical depth of 560 metres (the 560 level). An approximate 92 metre length of this development is well mineralized, and corresponds well with the previously established resource. Chip sample (face) results obtained for the C mineralized zone during lateral drift development over 92 metres averaged a cut grade of 12.73 g/t over an average width of 2.92 metres. This grade value should be seen as indicative, as the capping value used (75 g/t) needs to be confirmed by further studies. Results from definition drilling completed within the deep resource offer additional confirmation of prior exploration data for Island Gold. Approximately 5,000 metres of definition drilling has been done in the upper part of the C zone resource at 25 metre spacing, and results will enable a better definition of the resource limits for both the C and B zones. Please see the April 24, 2014 press release entitled “Richmont exposes Island Gold deep C Zone mineralization over 92 metres, confirms grade and continuity of resource” filed under Form 6-K on April 24, 2014 for full details.

On July 2, 2014, Richmont Mines announced that Mr. Paul Carmel, Richmont’s President and Chief Executive Officer, had been relieved of his duties with the Corporation effective immediately. Ms. Elaine Ellingham was appointed interim President and CEO. Please see the July 2, 2014 press release entitled “Richmont Mines announces departure of CEO and appointment of Interim CEO” filed under Form 6-K on July 3, 2014 for full details.

On August 5, 2014, Richmont Mines announced that it has signed a definitive agreement to acquire the outstanding 31% ownership of four patented claims on the Island Gold Mine property, thereby increasing its ownership of these claims to 100% from 69% previously. The 31% ownership held by the third party would be acquired by Richmont in return for a 3% Net Smelter Return (“NSR”) royalty that is payable on 100% of the mineral production from the four claims. Please see the August 5, 2014 press release entitled “Richmont Mines consolidates 100% ownership of Island Gold Mine” filed under Form 6-K on August 5, 2014 for full details.

On August 6, 2014, Richmont Mines announced that it had closed the previously detailed transaction consolidating its ownership of the Island Gold Mine property.

On September 15, 2014, Richmont Mines Inc. announced that it is commencing an additional exploration drilling program from surface to test part of the down plunge projection of the Island Gold deposit. This was in addition to the remaining budgeted 2014 exploration and definition drill programs currently underway from underground. The new program would consist of four diamond drill holes for approximately 4,800 metres at an estimated cost of $0.5 million. Please see the September 15, 2014 press release entitled “Richmont Mines announces commencement of additional deep exploration drilling at Island Gold” filed under Form 6-K on September 15, 2014 for full details.

On September 25, 2014, Richmont Mines Inc. announced that the Board of Directors had promoted Nicole Veilleux to Vice-President, Finance, a role which she previously held for the Corporation. The Corporation concurrently announced that Pierre Rougeau, Chief Financial Officer, resigned from the Corporation to pursue other opportunities. Please see the September 25, 2014 press release entitled “Richmont Mines announces appointment of Nicole Veilleux to Vice-President, Finance following resignation of CFO” filed under Form 6-K on September 25, 2014 for full details.

On September 30, 2014, Richmont Mines Inc. announced an accelerated and expanded development plan for the extension below the Corporation’s Island Gold Mine in Ontario, as well as chip sampling results from lateral development on the 535 and 585 metre levels of the mine. Richmont also reported that a temporary crusher and conveyor had been installed at its Island Gold mill to do primary crushing while required repairs were being completed on the jaw crusher. Please see the September 30, 2014 press release entitled “Richmont Mines accelerates Island Gold Mine development plans and provides update” filed under Form 6-K on September 30, 2014 for full details.

On October 17, 2014, Richmont Mines Inc. announced the appointment of Mr. Renaud Adams to the position of President and Chief Executive Officer effective November 15, 2014. Please see the October 17, 2014 press release entitled “Richmont Mines announces appointment of Mr. Renaud Adams to the position of President and Chief Executive Officer” filed under Form 6-K on October 17, 2014 for full details.

On October 17, 2014, Richmont Mines Inc. announced the resignation of Dr. James Gill from the Corporation’s Board of Directors, effective October 17, 2014.

On November 17, 2014, Richmont Mines Inc. announced that Mr. Renaud Adams officially began his duties as President and Chief Executive Officer of Richmont Mines. Please see the November 17, 2014 press release entitled “Mr. Renaud Adams officially commences as President and Chief Executive Officer at Richmont Mines” filed under Form 6-K on November 17, 2014 for full details.

On January 8, 2015, Richmont Mines Inc. provided results from its deep exploration drilling that was announced in September 2014 to test part of the down plunge projection of the Island Gold deposit to the east. Highlights included intersections of 19.87 g/t Au over 3.93 metres at a vertical depth of 1,203 metres and 7.44 g/t Au over 8.49 metres at a vertical depth of 858 metres. Richmont was also pleased to announce a $7.6 million exploration program for Island Gold Mine in 2015. Please see the January 8, 2015 press release entitled “Deep exploration drilling extends mineralisation to a depth of 1,200 metres at Richmont’s Island Gold Mine; $7.6 million exploration program announced for 2015” filed under Form 6-K on January 8, 2015 for full details.

On January 15, 2015, Richmont Mines Inc. reported 2014 gold production of 95,208 ounces, a 45% increase over the 2013 level. Full details regarding 2014 production and guidance for 2015 were provided, as well as transformational development plans for the Corporation’s 1.1 million gold ounce global higher-grade resource at the Island Gold Mine in Ontario. Please see the January 15, 2015 press release entitled “Richmont Mines provides guidance for 2015 and transformational development plans for Island Gold Mine” filed under Form 6-K on January 15, 2015 for full details.

On January 20, 2015, Richmont Mines Inc. announced that it has entered into an agreement with Macquarie Capital Markets Canada Ltd. (“Macquarie”) as lead underwriter, on behalf of a syndicate of underwriters, for the issuance of 7.5 million common shares of the Corporation, on a bought-deal basis, at a price of $4.00 per share (the “Offering Price”) for gross proceeds of $30 million (the “Offering”). The syndicate of underwriters also included CIBC World Markets Inc., National Bank Financial Inc., BMO Capital Markets, TD Securities Inc., and PI Financial Corp. Please see the January 20, 2015 press release entitled “Richmont Mines announces $30 million bought deal financing of common shares for transformational development of the Island Gold Mine resource” filed under Form 6-K on January 21, 2015 for full details.

On January 21, 2015, Richmont Mines Inc. announced that it has agreed to increase the size of its previously announced bought deal offering to $34 million. Please see the January 21, 2015 press release entitled “Richmont Mines announces increase of bought deal financing to $34 million” filed under Form 6-K on January 21, 2015 for full details.

On February 11, 2015, Richmont Mines Inc. announced that it had closed the bought deal financing previously announced on January 20, 2015, and increased on January 21, 2015. Please see the February 11, 2015 press release entitled “Richmont Mines closes previously announced bought deal financing of common shares; 2014 results to be released February 19” filed under Form 6-K on February 11, 2015 for full details.

On February 23, 2015, Richmont Mines Inc. announced the appointment of Mr. Steve Burleton to the position of Vice-President, Business Development. Please see the February 23, 2015 press release entitled “Richmont Mines announces the appointment of Mr. Steve Burleton to the position of Vice-President, Business Development” filed under Form 6-K on February 23, 2015 for full details.

On February 27, 2015, Richmont Mines Inc. announced that Mr. Rosaire Emond, Chief Operating Officer, had decided to leave Richmont to pursue other career opportunities. Mr. Emond’s last day was March 6, 2015. Mr. Renaud Adams, President and CEO, will oversee the operations and the transformational development currently underway at Richmont’s cornerstone Island Gold Mine. Consequently, the Corporation does not plan to replace Mr. Emond in the near-term.

Capital Expenditures

The following table sets forth the Corporation’s capital expenditures on its properties for the past three fiscal years.

(in thousands of $)	2014	2013	2012
	$	$	$

Island Gold Mine	20,168	27,770	8,364
Beaufor Mine	1,623	980	1,192
W Zone Mine	234	3,779	9,911
Monique Mine	21	8,358	-
Discontinued operation – Francoeur Mine	-	-	15,458
Other	1,006	1,001	2,929

Total	23,052	41,888	37,854

Richmont invested $23.1 million in its assets in 2014, down from $41.9 million in 2013 and $37.9 million in 2012. The decrease largely reflects the lower development costs associated with the Monique Mine following its commencement of commercial production in the fourth quarter of 2013, lower investments in the W Zone following the decision to cease operations in the second quarter of 2014, and decreased year-over-year investments at the Island Gold Mine.

Total investments in 2013 were $41.9 million, up from $37.9 million the prior year, with the increase reflecting focused development efforts at Island Gold, most notably the completion of an additional 848 linear meters of the underground access ramp, in addition to development costs associated with beginning commercial production at the Monique Mine at the beginning of October. Offsetting the higher investment levels at these two operations were lower development costs at the W Zone Mine, and the termination of development efforts at the Francoeur Mine operations following its closure at the end of 2012. An additional $1.0 million was invested at the Camflo Mill and other corporate installations in 2013, down from $2.9 million in 2012.

Property Interests

The following table outlines Richmont Mines’ interest in its exploration properties as at December 31, 2014.

Property	Year of acquisition	Number of Mining titles	Participation[1]
Quebec
Francoeur	1988	24	100%
Wasamac	1988	4	100%
Camflo Northwest	2005	13	80%
Ontario
Sewell	2002	6	100%
Cripple Creek	2002	27	100%
1 The Corporation will be required to pay royalties if some of these properties are brought into commercial production.

Exploration and Project Evaluation Expenditures

The following table presents Richmont Mines’ exploration expenses in 2012, 2013, 2014 and the budgeted estimated amounts for 2015 (in thousands of CAN$).

(in thousands of $)	2015	2014	2013	2012
	$	$	$	$
	Estimated
Exploration costs - Mines
Island Gold	8,496	771	4,532	10,969
Beaufor	1,320	1,733	1,929	1,432

	9,816	2,504	6,461	12,401

Exploration costs - Other properties
Wasamac	142	169	1,102	9,477
Monique	-	2	221	744
Other	31	154	347	459
Project evaluation	300	357	474	511

Exploration and project evaluation before depreciation and exploration tax credits	10,289	3,186	8,605	23,592

Depreciation	84	71	229	200
Exploration tax credits	-	515	(959)	(3,527)

	10,373	3,772	7,875	20,265

2015 Trends

Management believes that the cost-effective development of its mining assets, both current and future, has always been at the heart of Richmont Mines’ success over the years, and remains a top priority for the Corporation. Richmont is committed to generating positive cash flows, and delivering organic growth, and with over 30 years of experience in gold production, exploration and development, along with prudent financial management, is believed to be well-positioned to cost-effectively build its Canadian reserve base and to successfully enter its next phase of growth.

Richmont Mines currently operates three gold mines (the Beaufor and Monique mines in Quebec and the Island Gold Mine in Ontario), and is actively developing its Island Gold project, which lies directly below the operating Island Gold Mine. The Corporation is forecasting significantly higher capital expenditures of $56.3 million in 2015. A total of $48.3 million of this amount is being invested in development efforts at Island Gold, that will to accelerate access to the deeper resource base which is expected to reposition the mine as a longer-life, higher production and superior free cash flow operation.Specifically, 2015 development plans at Island Gold include extending the main access ramp to a minimum depth of -750 metres and the secondary eastern ramp to a minimum depth of -570 metres, and completing the in progress 600 metre long exploration/definition drift to the east on the -620 metre level of the mine. Additional plans include 61,000 metres of exploration drilling to test the potential to extend the Island Gold resource to the east, as well as in some areas slightly to the west and closer to surface, 59,000 metres of definition and delineation drilling to upgrade the information between 500 and 1,000 metres of depth in preparation for mining in 2016, and mining and milling studies to evaluate mining and milling requirements under various possible growth scenarios. Two priorities are driving the Island Gold accelerated 2015 plans, namely to expedite access to the deeper high quality resource base, and to increase the reserve and resource base of the asset. In doing so, the Corporation’s goal is to extend the assets’ mine life, while also accelerating the potential to expand production and increase the amount of free cash flow generated by the mine.

The Corporation will invest more modestly in its Quebec operations during 2015. Specifically, approximately 11,800 metres of definition drilling and an additional 18,200 metres of exploration drilling planned for the Beaufor Mine property during the year, and some development work required to access the lower Q Zone at the mine will also be advanced. Mining by the contractor was completed at the open-pit Monique Mine at the end of January 2015, and the higher grade material will be given milling priority during the first quarter of the year, after which the lower grade stockpile will be transported and milled. Along with the ore that was generated in the first month of 2015, the on-site stockpile as at the end of December 2014 will continue to be batch processed at the Corporation’s Camflo Mill through to the third quarter of 2015. The Corporation expects to generate gold sales of 78,000 to 88,000 ounces from its operations in 2015.

B.	Business Overview

1.	Island Gold Mine, Dubreuilville, Ontario, Canada

Location and Property Description

The Island Gold Mine is located approximately 83 km northeast of Wawa, Ontario, in the Sault Ste. Marie Mining Division. Dubreuilville, Ontario, is approximately 10 km northwest of the Island Gold Mine.

Description of Mining Rights

The Island Gold property is divided into nine parts and consists of 216 patented, leased and staked claims totaling 7,696 ha.

Property	Number of	Area (ha)	Expiration date	Richmont Mines
	claims			Ownership (%)
Kremzar	21	383	Patented Claims: taxes are paid every year, 2 Mining Leases: 02/28/2022 to 06/30/2030	100
Lochalsh	33	348	Patented Claims: taxes are paid every year Mining Leases: 06/30/2030 to 03/31/2033 Claims: 02/06/2017 to 04/25/2018	100
Goudreau	65	988	64 Patented Claims: taxes are paid every year 1 Claim: 08/20/2018	100
Goudreau/JMW	4	58	4 Patented Claims: Taxes are paid every year	100
Island Gold	38	5,038	Claims: 07/29/2015 to 07/14/2019	100
Edwards	43	705	Patented Claims: taxes are paid every year Claims: 04/05/2017 to 08/28/2019	100
Ego	3	64	Patented Claims: taxes are paid every year Claims: 06/05/2016	100
Salo	3	40	Claims: 06/08/2017 to12/28/2018	100
Argonaut	6	72	3 Patented Claims: taxes are paid every year Claims: 02/05/2018 to 04/18/2018	100

The claims are expected to be renewed by applying excess credits available before the anniversary date. Taxes are paid annually to the government to keep Patented Claims and Mining Leases in good standing. Richmont Mines has an internal procedure to ensure monitoring of the claim expiry dates. All of these mining claims, mining leases and patented leases were in good standing in 2014 and are expected to be for 2015. A detailed list and map of locations can be found in the Island Gold 43-101 technical report dated March 31, 2014, and filed under the Corporation’s profile on the SEDAR website at www.sedar.com.

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

On October 16, 2013, Richmont Mines signed a land and mining rights agreement (the “Agreement”) with Prodigy Gold Inc. (Argonaut Gold Inc.), owner of the Magino Gold Project that is adjacent to the Corporation’s Island Gold Mine. The Agreement will enable Richmont to extend the western boundary of its Island Gold Deep Project by a distance of 585 metres thus increasing the project’s exploration potential towards the west. Mining rights below a depth of 400 metres were also secured on several claims to the south of the Island Gold Deep project, thus adding to the project’s exploration potential at depth. As part of the Agreement, Richmont will acquire Claim SSM 722481 in its entirety, which immediately abuts Island Gold’s Lochalsh Zone, where reserves and resources currently exist and where mining is currently taking place. In exchange, Argonaut will receive exploration and mining rights from surface to a maximum depth of 400 metres on certain Richmont claims that border the Magino Gold Project, providing it with greater flexibility in its project development. Under the terms of the Agreement, Richmont will receive a net payment of $2.0 million in cash from Argonaut upon completion of the land transactions.

This Agreement was slightly modified in June 2014. Under the revised terms, Argonaut will receive one claim in its entirety and surface and mining rights down to a depth of 400 metres on six claims. It will also receive surface rights on two claims down to a depth of 100 metres. The Corporation will receive two additional claims for a total of three and mining rights below a depth of 400 metres on three claims. As previously reported, under the terms of the Agreement, the Corporation will receive a net payment of $2.0 million in cash from Argonaut upon completion of the land transactions, which are now expected to take place in 2015.

On August 5, 2014, Richmont Mines Inc. announced that it has signed a definitive agreement to acquire the outstanding 31% ownership of four patented claims on the Island Gold Mine property, thereby increasing its ownership of these claims to 100% from 69% previously. The 31% ownership held by the third party will be acquired by Richmont in return for a 3% Net Smelter Return (“NSR”) royalty that is payable on 100% of the mineral production from the four claims, SSM2490, SSM2491, SSM2666 and SSM2667.

As part of this agreement Richmont will make the following advance royalty payments: $1 million upon closing of the transaction, and $1 million on each of January 3, 2015 and January 3, 2016. Advance royalty payments will decrease to $0.3 million as of January 3, 2017, and will be paid annually until such time as a total of $5.1 million has been paid in royalties (including advance royalties) to the third party, after which advance royalty payments will cease. All advance royal payments will be credited against any future NSR payments.

Ownership of Mining Rights

All mining titles on the Island Gold project were jointly held by Richmont Mines (55%), and Patricia Mining (45%). Since the acquisition of Patricia Mining on December 16, 2008, Richmont Mines held 100% of all mining titles relating to the Island Gold property with the exception of 4 patented claims of the Goudreau property (2490, 2491, 2666 and 2667), for which Richmont Mines owned 69% and the remaining 31% was held by a third party. Following the acquisition, the mining rights owned by Patricia Mining (45%) were transferred to Richmont Mines in February and March 2009.

Since the signing in 2014 of a definitive agreement to acquire the outstanding 31% ownership of the four patented claims of the Goudreau property on the Island Gold Mine property, Richmont Mines holds 100% of all mining titles relating to the Island Gold property.

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

The Lochalsh property is subject to a 3% NSR payable to Teck. The Island Main and Lochalsh zones, as well as a part of the Island Gold mineral resources below the 400 level, are located on this property.

The Goudreau property is subject to a 2% NSR payable to Teck and a 15% NPI royalty payable to Algoma. The portion of the Island Gold mineral resources below the 400 level that are located on this property include the 4 patented claims for which Richmont Mines acquired in 2014 the remaining 31% that was held by a third party (claims 2490, 2491, 2666 and 2667). On a consolidated basis, NSRs on the four claims will total 4.38%. The 69% of the four claims is subject to the 15% NPI, that becomes payable only once all operating costs and investments relating to the full Goudreau claim package have been recovered, including working capital, interest and management fees. The 15% NPI applicable to 69% of the four claims is equivalent to a 10.38% NPI on 100% of these four claims.

The Salo property is subject to an NSR royalty of 2%.

Red Pine Exploration owns a 2% NSR on the Edwards property.

There is a 10% NPI payable to Cavendish Investing Ltd. on 3 of the 6 claims transferred from Argonaut.

Environmental Obligations and Permits

A new closure plan was submitted in April 2013, to amalgamate the existing closure plan (Lochalsh and Kremzar) and include infrastructure associated with the new Island Gold project. Richmont has received the confirmation in June 2014, that the Closure Plan was considered filed and that Richmont must now comply with this last version. The total closure cost estimate is $1,577,127. To this end, financial guarantees have been submitted to the Director of Mineral Development and Rehabilitation, Ministry of Northern Development and Mines. Consequently, Richmont Mines has fulfilled its financial commitments for the mine closure.

An amendment to the Amended Environmental Compliance Approval (Number 3467-8TXKLU) was submitted in November 2014, to allowed discharges from the tailings facility at additional times other than the approved seasonal discharges. For this purpose, an assimilative capacity study has been conducted on Goudreau Lake, to assess the capacity of the lake to assimilate loadings from the proposed additional discharge period.

An application for an amendment to our existing Environmental Compliance Authorization (ECA: 6323-8GBRXV) for air and noise was submitted in the fall of 2013. The purpose of this application was to address action items provided by the Provincial Ministry following an inspection, obtain approval for new and previously unapproved equipment and obtain an ECA with Limited Operational Flexibility. At this time, the processing of the application has still not been completed by the Ministry and Richmont has not received this amendment.

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

Exploration History

In 1983 Canamax Resources Inc. (“Canamax”) and Algoma formed a joint venture to evaluate the mineral potential of Algoma’s 117 patented claims covering the Goudreau iron range. In 1985, drilling by Canamax about two kilometres south of the Kremzar mine intersected a series of sub-parallel lenses containing gold mineralization within deformed rocks of the Goudreau Lake Deformation Zone (“GLDZ”). These lenses are known as the Lochalsh, Island Gold, Shore and Goudreau Lake zones. During 1989 and 1990, a 1,280 metre long ramp was driven into the Island deposit beneath Goudreau Lake from an adit on the north shore. Drifts and raises totalling 382 metres were developed on two levels at depths of 125 metres and 140 metres below the Goudreau Lake elevation. A bulk sample weighing 4,167 tonnes was extracted and processed at the Kremzar Mill.

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

In 2005, Richmont Mines completed 2,111 metres of underground development and 7,903 metres of delineation drilling. A total of 7,259 tonnes with a content of 6.23 g/t Au from ore development were stockpiled on the surface.

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

A total of 85,509 metres of drilling were completed at Island Gold in 2012, nearly 60,534 metres of which were done underground. Definition drilling, in Lochalsh, Goudreau and Extensions 2 and 3 along with other drill holes, permitted part of the resources to be converted into reserves. Drilling below the 400 metre level was done from surface and from underground, and demonstrated the potential at depth of this mine (Island Gold Deep program). More specifically, the drilling resulted in a first mineral resource estimation for the C Zone at depth in January 2013.

In 2013, nearly 100,000 metres of drilling were completed underground at the Island Gold Mine, including approximately 62,000 metres for the Island Gold Deep exploration program, 20,000 metres of definition drilling and 18,000 metres of exploration drilling in the other areas of the mine. Exploration holes in Island Gold Deep sectors from the west, below Lochalsh, to the east, below Extension 1, confirmed the presence and continuity of the deep C Zone and of some parallel zones, and resulted in an important increase in gold resources. The definition-delineation drilling into the upper sectors of the mine and below Extension-2 also renewed the mineral reserves of the mine.

During 2014, approximately 35,000 metres of mainly delineation and definition drilling were performed underground at the Island Gold Mine. The definition-delineation drilling occurred mainly in the lower sectors of the mine, below the 400 level: upper part of the Deep C zone and below Extension 1 and 2. This program has renewed and also increased the mineral reserves of the mine.

With some underground drilling, there were also 1,000 metres of surface exploration drilling which were performed in 2014. Recent drill results (cut grades over true widths): in hole GD-14-01C from surface, intersections of 19.87 g/t Au over 3.93 metres in the C Zone, and 21.1 g/t Au over 0.95 metres in an undetermined zone, and in hole 400-528 09 drilled from underground, an intersection of 7.44 g/t Au over 8.49 metres in the C Zone.

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

Mineralization

Within the GLDZ there are a series of parallel shear zones, up to 25 metres wide by several hundred metres long, with dips ranging from -70° to -90°, which host the gold mineralization. Moderate to high strain intensity is present within the shear zones containing pervasive alterations occurring in the form of iron carbonate, silica and calcite. Gold is found primarily in quartz stringers and in veins, 1 cm to 1.5 metres wide, within areas of intense sericitization and silicification with 2% to 5% pyrite. Finely disseminated gold occurs in clusters up to 3 mm in diameter.

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

2014 Results

Production

Island Gold Mine

For the 12 months ended December 31, 2014, 233,202 tonnes of ore were processed at an average grade of 5.83 g/t, and 42,078 ounces of gold were sold at an average price of CAN$1,398 (US$1,266) per ounce. This compared to 2013 results, in which 244,631 tonnes of ore were processed at an average grade of 4.65 g/t, and 35,113 ounces of gold were sold at an average price of CAN$1,434 (US$1,392) per ounce. The higher year-over-year gold sales change reflect a 25% improvement in grade, partially offset by a slight 5% decrease in processed tonnage. The grade improved with the increase of the cut-off from 3 g/t to 3.75 g/t and also with the mining of higher grade areas: Extension 2, Goudreau and C Zone at depth. Cash costs at Island Gold decreased year-over-year to CAN$982 (US$889) from CAN$1,124 (US$1,092) in 2013, with the improvement being driven by the higher recovered grade. This was partially offset by a higher mining cost per tonne year-over-year, which stemmed from a greater amount of development work and a lower amount of processed tonnage year-over-year, as well as the short-term rental of crushing equipment from an outside supplier.

For the 12 months ended December 31, 2013, 244,631 tonnes of ore were processed at the Island Gold Mine at an average grade of 4.65 g/t, and 35,113 ounces of gold were sold at an average price of CAN$1,434 (US$1,392) per ounce. This compared to 2012, during which 246,743 tonnes of ore were processed at an average grade of 5.45 g/t, and 41,686 ounces of gold were sold at an average price of CAN$1,665 (US$1,666) per ounce. The year-over-year change reflected a 15% decline in recovered grades and a slight decrease in tonnage. Cash costs at Island Gold increased to CAN$1,124 (US$1,092) in 2013 from CAN$884 (US$884) in 2012, due primarily to a lower recovered grade and higher milling cost.

	2014	2013	2012

Ounces poured	42,042	34,691	41,952

Gold Sold
Tonnes	233,202	244,631	246,743
Head grade (g/t)	5.83	4.65	5.45
Gold recovery (%)	96.26	96.09	96.45
Recovered grade (g/t)	5.61	4.46	5.25
Ounces sold	42,078	35,113	41,686
Cash cost per ounce (US$)	889	1,092	884

Investment in property, plant and equipment (thousands of CAN$)	20,168	27,770	8,364
Exploration expenses (thousands of CAN$)	771	4,532	10,969

Deferred development (metres)	3,013	1,939	1,135

Diamond drilling (metres)
Definition/Delineation	34,599	19,971	16,425
Exploration	6,724	17,736	69,084

Extensive development work will be completed at the Island Gold Mine in 2015 in order to position the mine for future growth. Approximately 600,000 tonnes of ore and waste are expected to be mined during 2015, 80% of which will originate from below a vertical depth of -425 metres. The Corporation expects to mill an estimated 260,000 tonnes, of which approximately 45% will be from ore development, and a maximum of 30% will come from production stopes below level -425 but within the upper portion of the new resource. This higher level of development ore coming from exposing the new resources at depth will translate into a slightly higher cash cost per ounce at the mine. The amount of handled waste is expected to begin diminishing in 2016, which will reduce costs and increase profitability, while also freeing up capacity for additional ore tonnage as a greater percentage of mining is migrated to the lower levels of the mine.

Development of the main access ramp, or West Ramp, will continue to be advanced by the contractor, and will be extended from its current depth of -650 metres to a minimum depth of approximately -750 metres before the end of 2015. This will provide Richmont with access to mine between the depths of -650 and -750 metres in 2016, and should allow for increased gold ounce production to originate from the deeper, typically higher-grade and larger width zones.

The Corporation continues to use its own teams to advance the secondary East Ramp, located approximately 450 metres to the east of the main access ramp. This ramp will be extended from its current depth of -440 metres to a minimum depth of -570 metres by year-end 2015, and will open development and mining for 2015 and 2016 on the Extension 1 and Extension 2 areas of the mine below the -400 metre level. The main objective is to increase mining flexibility moving forward by splitting mining efforts between the Western and Eastern parts of the deposit. A total of nearly 2,900 metres of ramp development are planned in 2015.

Exploration

Richmont’s objective is to increase the reserves and the resources of this property and the Corporation remains confident regarding the long-term possibilities of Island Gold.

Definition and delineation drilling was completed during 2014 near the mine infrastructure, which resulted in a mining depletion replacement as well as an increase of 40,000 ounces of the gold reserves of the mine.

In September 2014, the Corporation announced that it would conduct a limited deep exploration drilling program to test part of the down plunge projection of the Island Gold deposit to the east, the first results of which were published on January 8, 2015. Highlights included results from hole GD-14-01C that had been drilled from surface. This hole intersected 19.87 g/t Au over a true width of 3.93 metres at a depth of -1,200 metres, at approximately -250 metres down plunge from the limits of the currently defined Resources, and reinforced the potential to grow the deposit both laterally and at depth. The second hole that was drilled from surface intersected two small mineralized zones at a depth of about -900 metres, the best one returned 2.43 g/t of gold over a true width of 1.5 metres. Exploration drilling in this area will continue from underground.

The additional two holes, drilled from underground (400-528-09 and 400-528-10), both successfully intersected the C Zone. Hole 400-528-09 intersected 7.44 g/t Au over 8.49 metres at a vertical depth of 858 metres, which is not a significant step out from the known resources, while hole 400-528-10 intersected 4.44 g/t Au over 6.07 metres at a vertical depth of 1,091 metres, which is approximately 100 metres below the currently defined resource base. A second zone grading 4.79 g/t Au over 2.87 metres at a vertical depth of -1,179 metres was similarly intersected by hole 400-528-10. While in a zone that is yet to be determined, this intersection is an approximate -200 metre step out to depth from the known resource, and is very encouraging.

Richmont has approved an $8.5 million exploration budget for the Island Gold Mine property for 2015. The 61,000 metre exploration drill program has two primary objectives. The first is to test the eastern extension potential of the resource between 500 and 1,000 metres of depth with a budgeted 41,000 metres of underground drilling. This drilling will be more heavily weighted to the second half of the year once access has been achieved via the 620 metre level drift currently being developed by the contractor. Carrying out drilling from underground is less expensive considering the depths that are being targeted, and will also enable a better core angle. The second primary objective is to test a number of targets and target areas located toward the western property boundary, as well as to the east of the existing operations. This surface exploration drilling will encompass 20,000 metres, and will test the targeted areas from surface to a depth of approximately 750 metres.

The $8.5 million exploration budget for Island Gold in 2015 will be a significant step to unlocking the future value of this asset.

Drilling

Most of the definition drill holes are planned on vertical cross-sections, in order to intercept mineralized zones at right angles along a grid spacing of 20 metres by 20 metres. Drilling operations are performed by a drilling contractor, under the supervision of the geological staff at the Island Gold Mine. Underground drill holes are BQ or NQ calibre. Core recovery is approximately 100%. The drill core is logged in detail by experienced and highly skilled staff, following established guidelines for the Island Gold Mine. A rock quality designation (“RQD”) analysis was completed for most of the drill holes drilled in the 2014 program and the RQD for the zones are generally excellent (› 90%). The interpretation and development of each section was completed after receipt of the drill hole assays and section plots. This interpretation served to complete the reserve and resource estimates.

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

Assays

During 2014, core samples were sent to Expert Laboratory (LabExpert) in Rouyn-Noranda, Québec, to Activation Laboratory (Actlabs) in Geraldton, Ontario and also to Wesdome (Wesdome) Laboratory in Wawa, Ontario. Underground muck and chip samples were also sent at this laboratory.

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

In 2013, the QA/QC program was still in place with the addition of certified standards applied to samples submitted to the laboratory (Wesdome, LabExpert and Actlabs). Each laboratory has its own QA/QC program with the addition of analytical blank standards and certified reference standards to each batch of assays. Also, some core and chip sample duplicates were taken in 2014 and sent to the laboratories as part of the QA/QC program.

The assays supporting the Island Gold Mineral Resource estimate are based on sample preparation and analytical protocols that meet standard industry practice.

Security of Samples

The coreshack is located on the Island Gold Mine site. The core is stored outdoors in covered racks or as separate cross-piles. There is a gate on the mine access road and there are personnel working on site at all times. Individual sample bags are sealed. The samples are placed in large rice fiber bags and placed on pallets. Samples are transported by a third party transportation company. The underground channel samples are shipped to the River Gold laboratory in Wawa, Ontario, by Island Gold staff.

Mineral Reserve Estimates

Proven and Probable Reserves at Island Gold were increased by 28%, net of 2014 mining depletion. As of December 31, 2014, total Proven and Probable Reserves at the Island Gold Mine were 183,750 gold ounces, of which 51%, or 93,750 ounces, are located in zones below –400 metres. This compared to Proven and Probable Reserves of 143,500 gold ounces at the end of December 2013. The updated Reserve estimate reflects the 16,897 metres of definition drilling and 17,702 metres of delineation drilling completed during the year, which successfully replaced Reserves that were mined during the year. This also compared with Proven and Probable reserves of 141,456 ounces of gold at a grade of 5.60 g/t at December 31, 2012. Please refer to the detailed Mineral Reserve table on page 75.

December 31, 2014, mineral reserve estimates were performed by Raynald Vincent, P. Eng., M.G.P., and Daniel Vachon, P. Eng., employees of the Corporation, who are qualified persons under NI 43-101. Factors and parameters used in the determination of the mineral reserve estimates are based on the knowledge of the employees of the Island Gold Mine as of December 31, 2014.

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

Mineral Reserve Estimates

General

The database and the parameters used to estimate the mineral reserves are based on the results from 2014, the forecast for 2015 and information available as at December 31, 2014. The technical parameters were reviewed by Daniel Adam, P.Geo., Ph.D., Vice-President, Exploration, an employee of the Corporation. Thus, both the dilution and the ore-recovery factors by mining methods used in the reserve estimate are based on mining methods. All these factors and parameters will be updated on an annual basis in order to account for changes in mining operations.

The conversion of mineral resources to reserves is based on economic studies. As per NI 43-101, only mineral resources in the Measured and Indicated categories can be used to establish the estimate of mineral reserves.

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

Technical Parameters

The main parameters used to estimate mineral reserves and mineral resources are as follows:

  A cut-off grade of 3.75 g/t Au estimated using a gold price of US$1,200 per ounce and an exchange rate of CAN$1.0833/US$1.00;

  Grades were capped at 75 g/t Au for all zones, with the exception of Island Gold lower zones: 95 g/t for the C, 70 g/t for the B, 40 g/t for the G and G1 and 31 g/t for the D, D1 and E1E;

  A minimum true thickness of 2.0 metres based on the mining method (longitudinal long-holes);

  An average rock density of 2.82 t/m3 is defined, 2.80 t/m3 for Island Gold lower zones;

  Ore mining recovery: 95% for designed stopes - pillars between stopes have been excluded;

  External dilution: an average dilution rate of 18% of waste at a grade of 0.5 g/t Au is assumed for stopes. A dilution rate of 30% at a grade of 0.5 g/t Au is assumed for development;

  Mill recovery of approximately 95% was not applied.

Estimation Methods

At the Island Gold Mine, the Gemcom GEMS 6.7 software was used to prepare the resource estimation. The reserve and resources estimates were calculated following two distinct methods. Reserve estimation was done with block model using an inverse distance to the power 2 calculation for Island Main, Lochalsh and Goudreau sectors and also Island Gold lower D, D1, E1E, G and G1 zones. Ordinary Kriging has been used for Extension 1 and 2 as well as for Island Gold lower C and B zones. The polygonal method was used for Extension 3 resource estimation.

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

Cut-off Grade

The cut-off for stopes was established at 3.75 g/t Au. This cut-off was calculated using, among other things, 2014 production costs and anticipated 2015 production costs.

Reserve Classification

More detailed descriptions regarding classification of mineral reserves at the Island Gold Mine are set out below.

Proven Mineral Reserves

Ore development was completed above, below or on both levels of the ore block. If only one level was developed, a minimum drill spacing of 20 metres was necessary to confirm the vein continuity. An economic study was done by the engineering department of the Island Gold Mine to validate the block as reserves.

Probable Mineral Reserves

Since the information from the ore development was lacking, a maximum drill hole spacing of 20 metres center to center was necessary to validate the vein continuity inside the ore block. An economic study was done by the engineering department of the Island Gold Mine to validate the block as reserves.

Dilution and mining recovery rates are included in the reserve estimation.

Reserve Table

As of December 31, 2014, the mineral reserves of the Island Gold Mine are estimated at:

Reserve Categories	Tonnes	Grade	Au1
	(metric)	(g/t Au)	(oz)
Proven	173,000	6.25	34,700
Proven (below -400 m)	86,000	6.57	18,150
Probable	290,500	5.91	55,300
Probable (below -400 m)	345,500	6.81	75,600

Total (Proven + Probable)	895,000	6.39	183,750
1 Before mill recovery of 95%.

As of December 31, 2014, the mineral reserves at Island Gold were 183,750 ounces of gold, calculated using a long-term gold price of US$1,200 per ounce, an exchange rate of CAN$1.0833 = US$1.00, and an expected mine life of approximately four years.

Mining Operations and Metallurgy

The extraction method is by longitudinal long-holes with a maximum panel length fixed by a hydraulic radius factor of 4.5.

The Island Gold ore is hauled by truck to the Kremzar mill located at an approximate distance of 0.8 km from the portal of the ramp. The Kremzar mill is a traditional gold recovery mill using a conventional Carbon in Pulp (“CIP”) process, with circuits for crushing, grinding, gold cyanidation and carbon-in-pulp and two electrowinning (“EW”) cells.

Gold recovery of the CIP circuit at the Kremzar mill is approximately 95%.

		2014		2013		2012

Revenues (thousands of CAN$)		58,971		50,487		69,631

Ounces sold		42,078		35,113		41,686

Data per ounce of gold sold	US$	CAN$	US$	CAN$	US$	CAN$
Cash cost	889	982	1,092	1,124	884	884
Depreciation and depletion	225	248	221	228	181	181

Total	1,114	1,230	1,313	1,352	1,065	1,065

Average price obtained per ounce	1,266	1,398	1,392	1,434	1,666	1,665

2.	Beaufor and W Zone Mines, Val-d’Or, Quebec, Canada

Location and Property Description

The Beaufor Mine property and the W Zone Mine, along with other adjacent properties such as Pascalis, Perron, Colombière, Courvan and Perron Blocks 2 and 3, are located approximately 20 kilometres northeast of the town of Val-d’Or, in the Abitibi-East county, in the Province of Quebec.

Description of Mining Rights

The property, which includes the mineral reserves and resources of the Beaufor and W Zone mines, consists of a series of adjacent mining rights subdivided into four projects: Perron, Beaufor, Pascalis and Colombière. The projects are composed of three mining leases, one mining concession and 23 claims covering a total area of 591 ha. The Courvan project and Perron blocks 2 and 3 form another group of mining titles with high economic potential but currently have no mining activities. This group consists of two mining concessions and 65 claims, covering a total area of 1,255.12 ha.

Property	Number of	Area	Expiration date
	mining titles	(ha)
Beaufor	1	106.03	Mining concession 280PTA: 01/31/2016
Colombière	13	226.00	Claims expire between 09/21/2015 and 10/15/2015
Courvan	61	1,099.12	Mining concession 295 and 280PTB: 01/31/2016 and 59 claims expire between 10/02/2015 and 04/29/2017
Pascalis	1	37.50	Mining Lease BM 750: 06/02/2016
Perron	12	221.58	2 mining leases BM 858: 03/11/2023 and BM 1018: 09/16/2033 and 10 claims expire between 09/10/2015 and 09/11/2016
Perron Blocks 2 and 3	6	156.00	Claims expire between 10/31/2016 and 12/15/2016
Total	94	1,846.12

All of these claims are expected to be renewed before the anniversary date by applying excess credits available or by the execution of the required works. For the mining leases, taxes are paid to the government every year to keep them in good standing. For a mining concession, geological work is performed to keep it in good standing. Richmont Mines has an internal procedure and an external control to insure appropriate follow up regarding claim expiry dates. One isolated claim, Perron Block 4, was allowed to lapse as it was not viewed as prospective and no work was conducted on the block. All the other mining claims, mining concessions and mining leases were in good standing in 2014 and are expected to remain so in 2015. A detailed list and map of locations can be found in the Technical Report for the Beaufor Mine as of December 31, 2006 filed on March 29, 2007 under the Corporation’s profile on the SEDAR website at www.sedar.com.

A mining lease (BM1018) was granted to Richmont on September 17, 2013 for the western area of the W Zone Mine, the 350 Zone. This 350 Zone is accessible by the W Zone ramp.

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

Beaufor Property (Royalty payable on 50% of the production)

The Beaufor and the W Zone mines productions are subject to a quarterly royalty payment to Hecla Mining Company (formerly Aurizon Mines Ltd):

Gold Price (US$/oz)	Royalties per ounce on 50% of ounces produced

<300	CAN$0.00
300 – 325	CAN$17.00
325 – 350	CAN$18.50
350 – 375	CAN$20.00
375 – 400	CAN$22.50
400 – 500	CAN$24.00
>500	CAN$30.00

Perron Property (payable on 100% of the production)

The Perron property (including the 350 Zone in the west area of the W Zone Mine, which is located on the Perron property) is subject to a quarterly royalty payment to Hecla Mining Company (formerly Aurizon Mines Ltd):

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

The rehabilitation plan for the Beaufor Mine was approved in April 2008 by the Ministère des Ressources naturelles du Québec (the “MRN”). A partial revision of the rehabilitation plan was submitted to MRN in November 2010, following the expansion of the tailings storage area and drilling programs on the old restored tailings. The rehabilitation plan was accepted by the MRN on December 7, 2011. The updated rehabilitation plan was submitted to MRN in February 2014, and included the W Zone. This updated rehabilitation plan has been approved by the MRN on November 6th, 2014.

The Corporation is of the opinion that all necessary permits and authorizations have been requested and obtained.

Infrastructure

Two mine shafts are located on the Beaufor property: the old Perron shaft No. 5 is currently used for hoisting and the Pascalis shaft is used as the ventilation air intake shaft. A raise between the 1,250 level and surface is used as an escape way. The ramp collar that provides access to the W Zone Mine is located 350 metres southeast of the Perron shaft. It provides access to the W Zone, in which 5 levels were developed, and to the 350 Zone to the west where presently one level is developed and the access to two other ones are in progress. There are also a series of buildings including warehouses, workshops and offices. There were a total of 117 employees and 26 independent contractors as of December 31, 2014 for the combined Beaufor and the W Zone mine operations.

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

The average daily temperature in Val-d’Or is 1.2° C, slightly above freezing. The average temperature for July reaches 17.2°C, while in January the average temperature falls to –17.2° C. The lowest temperature measured was -43.9° C and the highest temperature measured was 36.1° C. Although the temperature of the area is below the freezing point an average of 209 days per year, mining operations are not affected by the climate.

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

2014 Results

Production

Beaufor Mine

For 2014, a total of 111,474 tonnes of ore were processed from the Beaufor Mine at an average grade of 6.84 g/t, and 24,006 ounces of gold were sold at an average price of CAN$1,399 (US$1,267). This compared to tonnage of 124,570 at an average grade of 5.88 g/t, and gold sales of 23,028 ounces at an average price of CAN$1,417 (US$1,376) in 2013.

The 2012 processed tonnage levels from the Beaufor Mine totaled 116,675 at an average grade of 5.19 g/t, which translated into gold sales of 19,055 ounces at an average price of CAN$1,665 (US$1,666). Cash costs of CAN$1,393 (US$1,394) during the period reflected lower levels of tonnage and a low grade. The annual variance from 2012 to 2013 was attributable to the 7% increase in tonnage and 13% improvement in mined grade.

Cash costs at the Beaufor Mine for the 12 months of 2014 decreased 13% to CAN$946 (US$856) from the prior year levels of CAN$1,082 (US$1,051), which was primarily a function of the improved grade.

Cash costs at the Beaufor Mine in 2013 decreased from CAN$1,393 (US$1,394) in 2012, a reflection of an improved grade and a lower cost per tonne owing to the higher tonnage levels and lower mining costs per tonne.

	2014	2013	2012

Ounces poured	24,959	23,076	18,878

Gold Sold
Tonnes	111,474	124,569	116,675
Head grade (g/t)	6.84	5.88	5.19
Gold recovery (%)	97.91	97.75	97.80
Recovered grade (g/t)	6.70	5.75	5.08
Ounces sold	24,006	23,028	19,055
Cash cost per ounce (US$)	856	1,051	1,394

Investment in property, plant and equipment (thousands of CAN$)	1,623	980	1,192
Exploration expenses (thousands of CAN$)	1,733	1,929	1,432

Deferred development (metres)	386	354	-

Diamond drilling (metres)
Definition	12,801	8,050	9,725
Exploration	25,215	22,906	14,730

W Zone Mine

A total of 37,055 tonnes of ore were processed from the W Zone at an average grade of 4.25 g/t in 2014. Annual gold sales from this operation were 4,929 ounces at an average price of CAN$1,405 (US$1,272) per ounce. This compared to 23,262 tonnes at an average grade of 3.25 g/t, and gold sales of 2,326 ounces at an average price of CAN$1,328 (US$1,265) in the year-ago period. Cash costs at the operation were CAN$992 (US$899) in 2014, versus CAN$1,441 (US$1,373) in 2013, with the decrease reflecting the discontinuation of development costs when operations were closed in the second quarter of 2014.

	2014	2013	2012

Ounces poured	4,900	2,324	-

Gold Sold
Tonnes	37,055	23,262	-
Head grade (g/t)	4.25	3.25	-
Gold recovery (%)	97.45	95.65	-
Recovered grade (g/t)	4.14	3.11	-
Ounces sold	4,929	2,326	-
Cash cost per ounce (US$)	899	1,373	-

Investment in property, plant and equipment (thousands of CAN$)	234	3,779	9,911
Exploration expenses (thousands of CAN$)	-	-	-

Deferred development (metres)	-	1,474	238

Diamond drilling (metres)
Definition	-	1,626	-
Exploration	-	1,602	11,805

Exploration

Proven and Probable Reserves at the Beaufor Mine property, which now include estimated Reserves located within the W Zone and 350 Zone, decreased to 32,750 gold ounces at December 31, 2014, from 43,950 gold ounces at December 31, 2013, as 12,801 metres of definition drilling on the Beaufor Mine property in 2014 was insufficient to replace mined Reserves during the year. More than half of the Proven and Probable Reserves are contained in two zones, namely the M-M1 Zone with 48,000 tonnes at a grade of 7.32 g/t for 11,400 ounces and the 350 Zone with 28,000 tonnes at a grade of 7.34 g/t for 6,650 ounces.

Year-end 2013 Proven and Probable reserves were lower to the December 31, 2012 level of 69,800 ounces, as results from definition drilling was not successful in replacing all the mine’s 2013 gold production.

The Corporation is currently evaluating the economic feasibility in the Beaufor Mine’s Q Zone and is planning approximately 11,800 metres of definition drilling and an additional 18,200 metres of exploration drilling, in part to finalize the economic analysis of the zone and extend the life of the asset. The upper part of the Q Zone is located approximately 50 vertical metres below current mining operation. The development of a 450 m long ramp would be required to reach the top part of the zone. A decision of whether or not to proceed with the development necessary to access the zone will be made by the second quarter of 2015.

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

The Corporation is planning 11,800 metres of definition drilling and 18,200 metres of exploration drilling at the Beaufor Mine in 2015, and is targeting annual production of approximately 22,000 to 25,000 ounces of gold for the year.

No drilling is planned on the Colombière and Courvan properties.

Sampling

Sampling of the rock mass is performed using drill cores and blasted rock. Results of the drill core analyses as well as the grades of ore samples taken in the car wagon are taken into account for mineral reserve estimation. The weight of each sample is around 0.5 kg per 5 tonne wagon. For development purposes, the weight of each sample is around 0.5 kg per 12-15 tonnes of blasted rock. There are currently no face-sampling “chips” taken at the Beaufor and W Zone mines.

In definition drill holes, samples are collected between 0.5 m and 1 metre intervals, and frequently include both vein material and wall rocks, since veins are often less than 1 metre thick. Core recovery is over 90%. The entire core is then analyzed at the chemical assay laboratory.

For exploration holes, the length of the sample varies from 0.5 to 1 metre. The core is sawed in two using a core saw. The recovery of core is over 90%.

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

Security of Samples

Samples are gathered in plastic boxes by the Beaufor and the W Zone mines geological personnel and stored in a core shack. The samples are collected by the laboratory staff and brought to the laboratory directly. Historical production and milling data indicate reliability of the laboratory results. When there is doubt as to the location of a sample, the sampling number or any other anomaly, the data is not used for resource estimation.

Mineral Reserve Estimates

In 2014, the mineral reserve estimates for the Beaufor Mine and the W Zone Mine were performed by Jessy Thelland, P.Geo., an employee of Richmont Mines and a qualified person pursuant to NI 43-101. The methodology and procedures for mineral reserve estimates have been adopted from a study completed in 2006 by Golder Associates, an independent firm. The database, factors and parameters used in the determination of the mineral reserves are based on the available information as of December 31, 2014. However, these parameters are revised on an annual basis in order to take into consideration the experience gathered from the current mining operation.

The mineral reserve estimates are carried out in accordance with NI 43-101. Mineral reserves are classified according to the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) classification adopted by the CIM Council on August 20, 2000. All standards generally accepted in the mineral industry as well as NI 43-101 requirements and CIM regulations for mineral reserve estimates have been fully complied with in this study.

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

Mineral Reserve Estimates

The database and the parameters used to estimate the mineral reserves are based on past mining experience and the information available as at December 31, 2014. The parameters were reviewed and modified by Golder Associates in 2006. Thus, both the dilution and the ore recovery factors by mining methods used in the reserve estimate are based on actual results obtained in 2014. All these factors and parameters are updated on an annual basis in order to account for changes in the mining operations.

The conversion of mineral resources to reserves is based on economic feasibility. An economic study is done for each resource block or group of resource blocks, if positive, the resource can be converted into reserve. As per NI 43-101, only mineral resources in the Measured and Indicated categories can be used to establish the estimate of mineral reserves.

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

Mining Methods

The two major underground extraction methods currently used at the Beaufor Mine are the room and pillar and long-hole methods, while only the long-hole mining method has been used at the W Zone Mine.

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

Long-Hole Mining Method

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

Cut-off Grades

Cut-off grade averages have been calculated based on both developed and un-developed workings for the two major mining methods used at the Beaufor Mine, which are room and pillar and long-hole.

The main criteria are as follows:

  No profit margin is built into the estimate;

  Deferred development costs or capital expenditures are not used;

  Only the price of gold is taken into account in the economic calculation;

  The price of gold used was US$1,200 per ounce using an exchange rate of CAN$1.0833:US$1.00;

  Operating costs include fixed costs budgeted for 2015 and variable costs (production and development) based on the results from January to July 2014 for each method.

Results of the cut-off grade study by mining method for both developed and undeveloped underground workings are listed in the following table:

Mining Method	Workings	Cut-off Grade
		(g/t)
Room and pillar	Developed	5.82
Room and pillar	Undeveloped	6.60
Long-hole	Developed	5.14
Long-hole	Undeveloped	5.92

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

Reserve Table

In accordance with the mineral reserve estimation, as at December 31, 2014, the mineral reserves of the Beaufor Mine, including the W Zone area, are estimated as follows:

Category of reserves	Tonnes	Grade	Au
	(metric)	(g/t Au)	(oz)
Proven	53,000	7.13	12,100
Probable	91,500	7.02	20,650

Total (Proven + Probable)	144,500	7.06	32,750
Before mill recovery of 98.0%.
W Zone and 350 Zone mineral reserves are included with the Beaufor Mine as at December 31, 2014.

Mining Operations and Metallurgy

The two major underground mining methods currently used at the Beaufor Mine are the room and pillar and long-hole methods, while only the long-hole mining method has been used at the W Zone Mine.

Ore from the Beaufor and W Zone mines is trucked to the Corporation’s 100% owned Camflo Mill, which is located approximately 49 kilometres from the mine site. The Camflo Mill, with a rated capacity of 1,200 tonnes per day, is a Merrill-Crow conventional type mill with circuits for crushing, grinding, gold cyanidation and precipitation using zinc powder.

The historic average rate of recovery of the mill is 98% when ore extracted from the Beaufor Mine is milled. No major operating problems have been experienced at this mill nor are any anticipated in the near future. Usual maintenance and repairs are carried out when deemed appropriate.

Beaufor Mine		2014		2013		2012

Revenues (thousands of CAN$)		33,624		32,669		31,772

Ounces sold		24,006		23,028		19,055

Data per ounce of gold sold	US$	CAN$	US$	CAN$	US$	CAN$
Cash cost	856	946	1,051	1,082	1,394	1,393
Depreciation and depletion	87	96	80	82	110	110

Total	943	1,042	1,131	1,164	1,504	1,503

Average price obtained per ounce	1,267	1,399	1,376	1,417	1,666	1,665

W Zone Mine		2014		2013		2012

Revenues (thousands of CAN$)		6,938		3,096		-

Ounces sold		4,929		2,326		-

Data per ounce of gold sold	US$	CAN$	US$	CAN$	US$	CAN$
Cash cost	899	992	1,373	1,441	-	-
Depreciation and depletion	273	301	1,067	1,120	-	-

Total	1,172	1,293	2,440	2,561	-	-

Average price obtained per ounce	1,272	1,405	1,265	1,328	-	-

3.	Monique Mine, Val-d’Or, Quebec, Canada

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

Property	Number of	Area	Expiration date
	mining titles	(ha)
Monique	17 mining claims	446.75	Claims expire between 05/23/2015 and 04/20/2017
	1 mining lease	99.41	Mining lease 1012, expire on 02/13/2032
Total	18	546.16

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

On December 21, 2010, the Corporation signed an option agreement with SOQUEM to acquire the remaining 19% interest of the Monique property that had been sold to SOQUEM in 1986. Under terms of the option agreement with SOQUEM, Richmont Mines paid an amount of $350,000 upon signing the Agreement, and completed exploration work in the amount of more than $400,000 before February 28, 2011, thereby enabling it to acquire the residual 19% interest of the Monique property.

Mining Royalties

As part of Richmont’s successful acquisition of the outstanding 19% interest in the Monique property a 0.38% NSR royalty was granted to SOQUEM, payable at the time the property reaches commercial production.

Similarly, Richmont Mines assumed existing royalty obligations on 8 out of the property’s 17 claims, payable to Exploration Concorde Ltd., and equal to 5% net profit interest. The northern part of five of these claims are now partly covered by the Mining Lease 1012, however the present open pit lies outside of the original limit of these claims.

Environmental Obligations and Permits

A closure plan was developed in conjunction with Roche Ltd, Consulting Group, and was submitted to the Ministère des Ressources naturelles (“MRN”) on March 18, 2013. Financial guarantees amounting to $474 thousand were submitted to MRN on January 31, 2014, and an additional $474 thousand was submitted on November 6, 2014.

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

The G and J mineralized zones, which were mined with the open pit, lie on mining lease 1012, as do the A and B mineralized zones.

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

Local Resources and Infrastructure

Val-d’Or (pop. 31,000) is a well establish mining community offering a vast amount of resources. Skilled administrative personnel, technicians, geologists, mining engineers and experienced miners are available in the area.

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

Results of these programs were presented in the first 43-101 technical report on the Monique property (Vincent, 2012). Richmont began site preparation for a bulk sampling program in late 2012, excavation of the overburden was begun in February 2013 and commercial production began on October 1, 2013.

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

2014 Results

Monique Mine

In early January 2013, Richmont announced that it had received the required mining permits for the Monique property. Following the completion of a bulk sample in the second quarter of 2013, and the subsequent completion of the three month pre-production phase, the Monique open pit Mine began commercial production on October 1, 2013. Mining activities were continuous during all the 2014 year.

Production

A total of 279,884 tonnes of ore were processed at an average grade of 2.72 g/t from the Monique Mine during the 12 months of 2014. This compared to processed tonnage of 51,541 tonnes at an average grade of 1.90 g/t in 2013, which included only 3 months of commercial production. Annual gold sales from this mine totaled 23,490 ounces at an average price of CAN$1,387 (US$1,256) in 2014, versus gold sales of 2,976 ounces at an average price of CAN$1,328 (US$1,265) per ounce in the three months of commercial production in 2013. Annual cash costs of CAN$910 (US$824) reflect the distribution of costs over a full year of production in 2014, versus the higher cash costs of CAN$1,290 (US$1,230) during the first three months of commercial operation in 2013 as production was being ramped up.

Mining activities at the Monique open-pit were completed in the last week of January 2015. Along with the ore that was generated in the first month of 2015, the on-site stockpile of over 158,000 tonnes of ore at 1.81 g/t as at the end of December 2014 will continue to be batch processed at the Corporation’s Camflo Mill through to the third quarter of 2015. Richmont is targeting annual production of approximately 11,000 to 12,000 ounces of gold from the Monique Mine in 2015.

	2014	2013	2012

Ounces poured	23,307	4,521	-

Gold Sold
Tonnes	279,884	51,541	-
Head grade (g/t)	2.72	1.90	-
Gold recovery (%)	96.03	94.35	-
Recovered grade (g/t)	2.61	1.80	-
Ounces sold	23,490	2,976	-
Cash cost per ounce (US$)	824	1,230	-

Investment in property, plant and equipment (thousands of CAN$)	21	8,358	-
Exploration expenses (thousands of CAN$)	2	221	744

Diamond drilling (metres)
Definition	-	549	540
Exploration	-	1,074	3,475

Exploration

An NI 43-101 report on the Monique property resource estimate was filed on SEDAR (www.sedar.com) on February 3, 2012. Since this report, Richmont completed 7,063 m of diamond drilling on the Monique property, with drilling taking place during 2 different periods. The first one began in December 2011 and ended in March 2012, while the second one began in February 2013 and ended in March 2013. The objectives of the drilling programs were as follows:

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

A 43-101 technical report was completed for the first Reserve estimation of this property on July 1st, 2013, and was filed on SEDAR on September 13, 2013.

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

An NI 43-101 technical report was completed for the first Reserve estimation of the Monique property on July 1st, 2013, and was filed on SEDAR on September 13, 2013.

Mineral reserves have been updated as of December 31, 2014 using the topography surface of the open pit at the end of the year.

Mineral Reserve Estimates

Reserve estimation of Monique’s G and J zones was done using all existing diamond drill hole (“DDH”) results obtained as of April 3, 2013. All DDH information was compiled in a GEMS database and all parameters were checked. Monique resources were estimated by 3D block modeling using 3D wireframes in Gemcom GEMS software (“GEMS”).

Interpretation of mineralized zones was done on section and plans, and 3D wireframes were built using.GEMS. Interpretation of mineralized zones was done using geology, quartz veining and alteration, and assay results. In some cases, low grade areas were included as they were included in the whole mineralized envelope. Being thinner, more discontinuous and with a small distance between them, the J and J South zones were modeled as one zone (collectively the J Zone).

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

The Monique open pit was expected to have final dimension of approximately 315 metres by 290 metres, a depth of 100 metres, and a stripping ratio of 5.4:1.

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

Cut-off Grade

The cut-off grade used to define the mineral reserves at the Monique Mine was established at 0.85 g/t Au, and took the cost of loading and transportation to the mill, the cost of milling, the recovery of gold within the mill and the gold price (US$1,200/oz with an exchange rate of US$1.00 for CAN$1.0833) into consideration.

Reserve Classification

As a result of the actual drill hole spacing, along with the additional infill drilling completed in 2013 and the 2014 mining, the entire estimated mineral reserve inside the open pit of the Monique Mine is considered to be in the Probable category.

The reserve estimation was completed by calculating the tonnage and grade of all the blocks that were above the cut-off grade, and which were contained between the wall of the final design of the open pit and the surface topography as of December 30, 2014. The resulting mineral reserves were considered to be in the probable category. The ore material on the stockpile as of December 31, 2014, was considered as an inventory.

An ore recovery factor of 95% and a dilution factor of 10% at a grade of 0 g/t gold were applied to the mineral reserves.

At December 31, 2014, the Monique open-pit has Probable Reserves of 1,450 ounces at a grade of 3.16 g/t. This compares to Proven and Probable open-pit Reserves of 30,700 gold ounces at December 31, 2013.

Category of reserves[1]	Tonnes	Grade	Au
	(metric)	(g/t Au)	(oz)
Proven	-	-	-
Probable	14,500	3.16	1,450

Total (Proven + Probable)	14,500	3.16	1,450
1 Monique Mineral Reserves are open-pit.

Mining Operations and Metallurgy

Open pit mining was completed by a contractor following the 2012 pit design. As of the end of 2014 almost only one bench remained to be mined.

Ore and waste separation was done using blast hole assay results. On the first 2 benches, almost all the blast hole cuttings were sampled (average of 7 kg per sample) and sent to ALS laboratory in Val d’Or, Quebec. Areas of ore and waste are delineated using the gold assay results and a cut-off of 0.85 g/t gold. As much as possible, ore and waste blocks were blasted separately in order to reduce dilution. A capping of 8 g/t of gold has been used for blast hole results. On the other benches, blastholes were sampled only in the mineralized areas.

Ore material was trucked to a stockpile located near the open pit, and is then trucked to the Corporation’s Camflo Mill for batch processing. An average gold recovery of 96% was achieved during 2014.

Open pit mining was completed at the end of January 2015. Stockpiled ore will be processed at the Camflo Mill in 2015.

Monique Mine		2014		2013		2012

Revenues (thousands of CAN$)		32,663		3,961		-

Ounces sold		23,490		2,976		-

Data per ounce of gold sold	US$	CAN$	US$	CAN$	US$	CAN$
Cash cost	824	910	1,230	1,290	-	-
Depreciation and depletion	233	257	268	281	-	-

Total	1,057	1,167	1,498	1,571	-	-

Average price obtained per ounce	1,256	1,387	1,265	1,328	-	-

4.	Exploration Projects and Other Properties

General

Richmont Mines owns or holds interests in many mining properties at different stages of exploration. The following table outlines Richmont Mines’ interest in its exploration properties as at December 31, 2014.

Property	Year of acquisition	Number of Mining titles	Participation[1]
Quebec
Francoeur	1988	24	100%
Wasamac	1988	4	100%
Camflo Northwest	2005	13	80%
Ontario
Sewell	2002	6	100%
Cripple Creek	2002	27	100%
1	The Corporation will be required to pay royalties if some of these properties are brought into commercial production.

The following table presents Richmont Mines’ exploration expenses in 2012, 2013, 2014 and the budgeted estimated amounts for 2015 (in thousands of CAN$).

(in thousands of $)	2015	2014	2013	2012
	$	$	$	$
	Estimated
Exploration costs - Mines
Island Gold	8,496	771	4,532	10,969
Beaufor	1,320	1,733	1,929	1,432

	9,816	2,504	6,461	12,401
Exploration costs - Other properties
Wasamac	142	169	1,102	9,477
Monique	-	2	221	744
Other	31	154	347	459
Project evaluation	300	357	474	511

Exploration and project evaluation before depreciation and exploration tax credits	10,289	3,186	8,605	23,592

Depreciation	84	71	229	200
Exploration tax credits	-	515	(959)	(3,527)

	10,373	3,772	7,875	20,265

4.1	Francoeur Property, Rouyn-Noranda, Quebec, Canada

The Francoeur Mine was closed on November 30, 2012 and ceased mining operations on March 6, 2013 (within the meaning of federal regulations).

Location and Property Description

The Francoeur property is located 25 km west of Rouyn-Noranda, Abitibi, Beauchastel Township, ranges IV and V, lots 1 to 9.

Description of Mining Rights

The Francoeur property consists of 16 mining claims, 3 mining concessions and 5 mining leases totalling approximately 505 ha.

Number of mining titles	Area	Expiration date
	(ha)
16 mining claims	170.57	Claims expire between 05/23/2015 and 12/28/2016
3 mining concessions	230.21	Mining concessions 194, 322 and 326: 01/31/2016
5 mining leases	103.95	Mining leases 776, 825, 826 ,849 and 1006 expire between 09/07/2015 and 06/26/2032

24	504.73

All of these claims are anticipated to be renewed before the anniversary date by applying excess credits available or by the execution of the required works. For the mining leases, taxes are paid to the government every year to keep them in good standing. For mining concessions, geological work is performed to keep it in good standing and taxes are paid every year. Richmont Mines has an internal procedure and an external control to insure appropriate follow up regarding claim expiry dates. All the mining claims, mining concessions and mining leases were in good standing in 2014 and are expected to be for 2015. A mining lease was obtained for the West Zone area in 2012. A detailed list and map of locations can be found in the amended technical report for the Francoeur Gold Property as of August 17, 2012 filed under the Corporation’s profile on the SEDAR website at www.sedar.com.

Ownership of Mining Rights

All mining titles on the Francoeur property are held by Richmont Mines.

Mining Royalties

There are no royalties or back-in-rights related to any of the mining claims, mining leases and mining concessions.

Environmental Obligations and Permits

Following the announcement of the end of mining activities, Richmont Mines stopped mine dewatering on March 18, 2013 and ceased mining operations on March 6, 2013 (within the meaning of federal regulations). The notice of final cessation of mining activities was sent April 4, 2014 to MDDELCC. Richmont has begun the preliminary cleaning and restoration work on this property and awarded a contract to a consultant to conduct the Environmental Site Assessment on May 2014. The consultant made a site assessment based on historical activities (phase I) and made collection and chemical analysis of soil and groundwater samples on the site (phase II). Following these results, decontamination work began in 2014 and will continue in 2015.

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

A 43-101 technical report was produced in 2009 and the dewatering of the mine was undertaken.

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

2012 Development

In 2012, necessary developments were completed permitting the Francoeur Mine to begin commercial production on August 1, 2012. At the end of November 2012, the mine had 153 employees.

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

At the end of 2013, there were no more reserves at the Francoeur Mine, as the last tonne of ore was sent to the Camflo Mill in March 2013 and the mine was subsequently closed.

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

Environmental Obligations and Permits

The restoration work of drilling sites was completed in 2013. Approximately 20,000 trees were planted on drilling sites and on other areas of the Wasamac property. Seeding was also done on various other areas. A follow-up of the plantation was made in 2014.

Steps for the request of the development authorization applications have been continued. A second pump test has been conducted on the dewatering well, to perform modeling of groundwater. The results have been transmitted to the MDDELCC in 2014. Following the analysis of these results, additional informations were asked by the ministry.

Upon the receipt of the Certificate of Approval (MDDELCC) for carrying out remedial work to the south of Wasamac parks, two spillways were built on August 2014 to prevent rejection of mining residues to the environment.

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

Between 1965 and 1971, nearly 1.9 million tonnes of ore from the Wasamac deposit were treated by Wasamac Mines Ltd. followed by Wright-Hargreaves Mines Ltd.

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

In March 2012, the Corporation announced the results of an independent NI 43-101 compliant Preliminary Economic Assessment (“PEA”) for the Wasamac gold project. According to the PEA which assumed a gold price of CAN$1,350 (US$1,300) per ounce, the estimated total potential mine life would be 14 years with production of 6,000 tonnes per day, and an annual production of 140,000 ounces of gold. The PEA similarly estimated that the total life of mine recovered production would be 1.75 million ounces of gold at an average cash cost of US$688 per ounce, or CAN$46.15 per tonne. The undiscounted cash flows of this project were estimated to be CAN$405 million with an internal rate of return of 7% and a payback of 8 years.

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

2013 Program

A cementation program of previously completed exploration holes was undertaken during the first quarter of 2013. Forty nine diamond drill holes were cemented followed by ground preparation for tree planting and reforestation of the property.

On the next page you will find a map of the Corporation’s properties.

RICHMONT

Richmont Mines Properties

ONTARIO

1. Island Gold Mine
2. Sewell
3. Cripple Creek

QUEBEC

1. Francœur
2. Wasamac
3. Camflo Mill
4. Beaufor Mine
5. Monique Mine
6. Chimo-Simon

5.	Table of reserves

	December 31, 2014			December 31, 2013
	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces
	(metric)	(g/t Au)	contained	(metric)	(g/t Au)	contained

Island Gold Mine
Proven Reserves[1]	173,000	6.25	34,700	251,500	5.95	48,100
Proven Reserves[1] (below -400 m)	86,000	6.57	18,150	-	-	-
Probable Reserves[1]	290,500	5.91	55,300	393,000	6.04	76,350
Probable Reserves[1] (below -400 m)	345,500	6.81	75,600	88,500	6.70	19,050

Total Proven & Probable Reserves[1]	895,000	6.39	183,750	733,000	6.09	143,500

Beaufor Mine[2]
Proven Reserves[1]	53,000	7.13	12,100	82,000	5.54	14,600
Probable Reserves[1]	91,500	7.02	20,650	130,500	7.00	29,350

Total Proven and Probable Reserves	144,500	7.06	32,750	212,500	6.43	43,950

Monique Mine[3]
Proven Reserves[1]	-	-	-	14,500	1.42	650
Probable Reserves[1]	14,500	3.16	1,450	401,000	2.33	30,050

Total Proven & Probable Reserves[1]	14,500	3.16	1,450	416,000	2.30	30,700

TOTAL GOLD
Proven + Probable Reserves	1,054,000	6.43	217,950	1,361,500	4.98	218,150
[1]	In 2014, based on a gold price of US$1,200/oz and an exchange rate of CAN$1.0833 = US$1.00 (in 2013, a price of US$1,225/oz and an exchange rate of CAN$1.06 = US$1.00 were used).
[2]	W Zone and 350 Zone Mineral Reserves are included with the Beaufor Mine as at December 31, 2014 and 2013.
[3]	Monique Mineral Reserves are open-pit.

National Instrument 43-101 – Standards of Disclosure of Mineral Projects

Mineral reserve and mineral resource estimations for the Corporation’s material properties were established by “qualified persons” as defined under NI 43-101, and their names are set out in the table below. These reserve and resource estimations were reviewed by Mr. Daniel Adam, P.Geo., Ph.D., Vice-President, Exploration, an employee of Richmont Mines.

Mines	Qualified Persons	Titles
Beaufor and W Zone mines	Jessy Thelland, P.Geo. Marc-André Lavergne, P.Eng.	Senior Geologist, Beaufor and W Zone mines Manager, Beaufor, W Zone and Monique divisions
Island Gold Mine	Raynald Vincent, P.Eng., M.G.P. Daniel Vachon, P.Eng.	Chief Geologist Chief Engineer
Francoeur Property	Marc-André Lavergne, Eng. Daniel Adam, P.Geo., Ph.D. Pierre Rivard, P.Geo.	Former Francoeur Mine Manager Vice-President, Exploration Corporate division Former Production Geologist
Wasamac Project	Daniel Adam, P.Geo., Ph.D.	Vice-President, Exploration, Corporate division
Monique Mine	Daniel Adam, P.Geo., Ph.D.	Vice-President, Exploration, Corporate division

6.	Gold Marketing and Sales

The profitability of gold mining is directly related to the market price of gold as compared to the cost of production. Gold prices fluctuate widely and are affected by numerous factors, including expectations with respect to the rate of inflation, exchange rates (specifically the U.S. dollar relative to other currencies), interest rates, global and regional political and economic conditions and governmental policies with respect to gold holdings by a nation’s central bank. The demand and supply of gold usually affect gold prices but not necessarily in the same manner as supply and demand affect the prices of other commodities. The entire gold available for sale includes a combination of mine production, stock and gold bullion held by governments, public and private financial institutions, industrial organizations and private individuals. As the amounts produced in any single year account for a small portion of the total available supply of gold, normal variations in current production do not have a significant impact on the supply of gold or its price.

The following table sets out the annual average gold price (London PM fix) in U.S. over the past five years:

		Exchange
	(US$)	rate[1]	(CAN$)

2010	1,225	1.0	1,262
2011	1,572	0.99	1,556
2012	1,669	1.00	1,669
2013	1,411	1.03	1,453
2014	1,266	1.10	1,393
As at April 21, 2015	1,195	1.23	1,470
[1] Source: Bank of Canada

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

In 2014, 2013 and 2012, Richmont Mines had not entered into any gold derivatives contracts.

7.	Governmental Regulation (Environment)

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

The discussion and analysis of the operating results and financial position of the Corporation for the three years ended December 31, 2012, 2013 and 2014 should be read in conjunction with the Corporation’s consolidated financial statements and the accompanying notes included in this Annual Report. Notice should also be taken of the cautionary statement regarding forward-looking statements on page 4 of this Annual Report, in particular with respect to trend and other forward looking information and disclosure regarding the Corporation’s contractual obligations.

The preparation of financial statements involves making estimates and assumptions that have a significant impact on the reported amounts of revenues, expenses, assets and liabilities. The items most dependent on the use of estimates include the useful life of assets, amortization and depletion calculations based on proven and probable reserves, the calculation of asset retirement obligations, share based remuneration expense, dismantling costs and severance costs, the evaluation of provisions and contingent liabilities, start of advanced exploration phase, start of commercial production, recoverability of credits relating to resources and credits on duties refundable for losses as well as deferred income and mining taxes. Consequently, future results may differ from these estimates.

On January 1, 2011, the Corporation adopted International Financial Reporting Standards (“IFRS”) as adopted by the International Accounting Standards Board. The impacts of this transition were presented in the Corporation’s December 31, 2011 consolidated financial statements. Unless otherwise indicated, all amounts presented herein are based on IFRS.

Previously, the Corporation’s consolidated financial statements were prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). At that time, reference was made to notes to the consolidated financial statements of the Corporation included in the Annual Report for a discussion of the material differences between Canadian GAAP and U.S. generally accepted accounting principles (“US GAAP”), and their effect on the Corporation’s consolidated financial statements. Statements prepared in accordance with IFRS are not comparable in all respects with financial statements that are prepared in accordance with either Canadian GAAP or with US GAAP.

A.	Operating Results

Year ended December 31, 2014 compared to year ended December 31, 2013 and year ended December 31, 2012

(all dollar amounts are in thousands of Canadian dollars unless otherwise stated except for share and per ounce data).

Overview

Gold Prices

The gold market continued to be turbulent in 2014, with the price per ounce varying from the highest London PM fix close of US$1,385 on March 14, 2014, to the annual low of US$1,142 on November 5, 2014. The average annual price of US$1,266 was US$145 or 10% below the 2013 average price of US$1,411, and US$403 or 24% below the 2012 average price of US$1,669, but was nonetheless above the 2013 lowest monthly average of US$1,225 that occurred in December.

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

  Uncertainty around governmental fiscal issues in North America and Europe; and

  Ongoing geopolitical instability.

Production

In 2014 Richmont produced gold primarily from the Island Gold Mine in Ontario and the Beaufor and Monique mines in Quebec. Gold sales from these operations were 94,503 ounces in 2014, versus 63,443 ounces in 2013, with the annual difference reflecting a full year of production from the Monique Mine versus only three months in 2013, and higher gold sales from the Island Gold and Beaufor mines that was driven primarily by improved grades at both operations. This compared to 60,741 ounces sold in 2012.

The Island Gold Mine generated gold sales of 42,078 ounces in 2014, in line with forecasts and 20% above the 35,113 ounces of gold sold in 2013, predominantly due to the 25% improvement in mined grade to 5.83 g/t from 4.65 g/t in 2013. This compared to 41,686 ounces sold in 2012. As of December 31, 2014, the Island Gold Mine had Proven and Probable reserves of 183,750 ounces of gold, more than replacing its 2014 annual production.

The Beaufor Mine, in commercial production since 1996, generated gold sales of 24,006 ounces in 2014, a 4% improvement over 2013 gold sales of 23,028 ounces, and in line with its targeted production range of 20,000 to 25,000 ounces and a 26% improvement over 2012 gold sales of 19,055 ounces. The annual improvement was driven by a stronger recovered grade of 6.84 g/t in 2014, versus 5.88 g/t in 2013, stemming from the implementation of a more selective mining focus. The Beaufor Mine Proven and Probable reserves as of December 31, 2014 were 32,750 ounces of gold, compared to 43,950 ounces of gold at the end of 2013.

Investments

Richmont invested $23.1 million in its assets in 2014, down from $41.9 million in 2013 and $37.9 million in 2012. The decrease largely reflects the lower development costs associated with the Monique Mine following its commencement of commercial production in the fourth quarter of 2013, lower investments in the W Zone following the decision to cease operations in the second quarter of 2014, and decreased year-over-year investments at the Island Gold Mine.

Richmont invested $41.9 million in the continued development of its assets in 2013, up from $37.9 million in 2012. The increase reflects the Corporation’s focused development efforts at Island Gold in depth, most notably the completion of an additional 848 linear meters of the underground access ramp, in addition to development costs associated with beginning commercial production at the Monique Mine at the beginning of October. Offsetting the higher investment levels at these two operations were lower development costs at the W Zone Mine, and the termination of development efforts at the Francoeur Mine operations following its closure at the end of 2012. An additional $1.0 million was invested at the Camflo Mill and other corporate installations in 2013, down from $2.9 million in 2012.

Summary of Operational and Financial Results

Net earnings in 2014 was $8.2 million or $0.18 per share, compared to net loss in 2013 of ($34.3 million) or ($0.87) per share and to net loss in 2012 of ($45.0 million) or ($1.28) per share.

The cash and cash equivalent balance was $35.3 million at December 31, 2014, an increase of $17.7 million over the $17.6 million at December 31, 2013. The cash and cash equivalent balance was $59.8 million at December 31, 2012.

At December 31, 2014, Richmont had working capital of $34.8 million compared with $14.0 million at December 31, 2013 and $54.3 million at December 31, 2012.

Changes to accounting policies

New Accounting Pronouncements

There were no new accounting pronouncements for annual periods beginning on or after January 1st, 2014.

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

IFRS 9 – Financial instruments (IFRS 9)

In July 2014, the IASB published IFRS 9 which replaces IAS 39 Financial Instruments: Recognition and Measurement (IAS 39). IFRS 9 introduces improvements which include a logical model for classification and measurement of financial assets, a single, forward-looking “expected loss” impairment model and a substantially-reformed approach to hedge accounting. IFRS 9 is effective for annual reporting periods beginning on or after January 1, 2018. Earlier application is permitted. The Corporation has yet to assess the impact of this new standard on its consolidated financial statements.

IFRS 15 – Revenues from contracts with Customers (IFRS 15)

In May 2014, the IASB published IFRS 15 which replaces IAS 18 Revenue, IAS 11 Construction Contracts and some revenue-related interpretations. IFRS 15 establishes a new control-based revenue recognition model, changes the basis for deciding when revenue is recognized at a point in time or over time, provides new and more detailed guidance on specific topics and expands and improves disclosures about revenue. IFRS 15 is effective for annual reporting periods beginning on or after January 1, 2017. Earlier application is permitted. The Corporation has yet to assess the impact of this new standard on its consolidated financial statements.

Revenue

Total annual revenues increased 47% in 2014 to $132.2 million from $90.2 million in 2013, due to the 49% increase in the number of gold ounces sold minimally offset by a 2% decrease in the average gold sales price realized in Canadian dollars. For the 2014 fiscal year, a total of 94,503 ounces of gold were sold at an average price of CAN$1,396 (US$1,264) per ounce. This compared to gold sales of 63,443 ounces at an average price of CAN$1,419 (US$1,378) per ounce in 2013, and gold sales of 60,741 in 2012 at an average price of CAN$1,665 (US$1,666) per ounce. The Island Gold Mine sold 42,078 ounces of gold in 2014 at an average price of CAN$1,398 (US$1,266), compared with 35,113 ounces of gold in 2013 at an average price of CAN$1,434 (US$1,392), and 41,686 ounces of gold in 2012 at an average price of CAN$1,665 (US$1,666). The Beaufor Mine sold 24,006 ounces of gold at an average price of CAN$1,399 (US$1,267) in 2014, versus 23,028 ounces of gold at an average price of CAN$1,417 (US$1,376) per ounce in 2013, and 19,055 ounces of gold at an average price of CAN$1,665 (US$1,666) per ounce in 2012. The Monique Mine sold 23,490 ounces of gold in 2014 at an average price of CAN$1,387 (US$1,256), compared to 2,976 ounces of gold at an average price of CAN$1,328 (US$1,265) in its first three months of commercial production during the last quarter of 2013. The W Zone Mine contributed gold sales of 4,929 ounces at an average price of CAN$1,405 (US$1,272) in 2014, and gold sales of 2,326 ounces at an average price of CAN$1,328 (US$1,265) in 2013. Total annual revenues of $90.2 million in 2013 were below the $101.7 million generated in 2012, largely attributable to a 15% decrease in the average gold sales price realized in Canadian dollars.

Expenses

2014 cost of sales increased 30% over prior year levels to $111.9 million, with 87% of this increase attributable to the higher costs associated with a full year of commercial operations at the Monique Mine in 2014, versus only three months in 2013. Cost of sales levels at the Island Gold Mine increased 9% year-over-year, largely due to higher cost per tonne attributable to the previously announced expense associated with the scheduled installation of a new cone crusher at the end of the second quarter, and the rental of a temporary primary jaw crusher and conveyor during the fourth quarter while new crushing equipment was being installed. The Beaufor Mine contributed $25.0 million toward consolidated cost of sales, below prior year levels due to lower tonnage. Operating costs at the Corporation’s Camflo Mill increased slightly as capacity utilisation was maximized with the contribution of a full year of Monique ore, and also increased marginally at the W Zone as remaining areas were mined prior to the cessation of operations at the end of the second quarter. The average cash cost of production decreased by a notably 15% in Canadian dollars to CAN$956 (US$866) in 2014 from CAN$1,128 (US$1,095) in 2013, primarily driven by improved grades at all three of the Corporation’s operating mines, and the resulting higher gold sales.

2013 cost of sales increased 7% over 2012 levels at the Island Gold Mine to $47.5 million, reflecting a higher cost per tonne, primarily in milling, that were the result of mechanical issues at the mill during the second quarter of the year that necessitated the short-term rental of equipment from an outside supplier. Cost of sales at the Beaufor Mine decreased a comparable 6% in 2013 to $26.8 million from $28.6 million in 2012, as a 12% decrease in cost per tonne offset the 7% increase in tonnage. The Corporation’s Monique and W Zone mines, which both began commercial production on October 1, 2013, contributed $4.7 million and $6.0 million, respectively, to the 2013 consolidated cost of sales of $85.8 million, with costs levels at the W Zone Mine reflecting materially higher depreciation expense following the reduction of its reserve base. The average cash cost of production increased 8% in Canadian dollars in 2013 to CAN$1,128 (US$1,095) from CAN$1,044 (US$1,044) in 2012, as higher costs at the Island Gold Mine stemming from lower grades and the high costs at the Monique and W Zone mines in their initial ramp up stage, were only partially offset by lower year-over-year costs at the Beaufor Mine stemming from the improved grade and lower cost per tonne.

The amount of royalties paid out in 2014 increased to $2.3 million from $1.9 million the prior year, driven by higher royalty levels at all three of the Corporation’s operating mines as a result of the higher gold ounce production levels. 2013 royalty payments decreased to $1.9 million from $2.3 million in 2012, reflecting lower royalty levels at the Island Gold Mine as a result of the 16% year-over-year decrease in gold ounces sold and lower gold prices. This was only partially mitigated by slightly higher royalties at the Beaufor Mine as a result of increased gold sales in 2013, and royalties at both the Monique and W Zone mines following their transition into commercial production.

The Corporation pays a 3% net smelter return (NSR) royalty on the greater part of the gold production at the Island Gold Mine, royalties of $30 per ounce on 50% of the ounces produced from the Beaufor Mine and the W Zone Mine, and a 0.38% net smelter return royalty (NSR) on commercial gold production from the Monique Mine (please see Note 23 of the “Notes to Consolidated Financial Statements” for additional details).

Custom milling - Richmont did not process any custom milling ore at the Camflo Mill in 2014 and in 2013. The Corporation processed 7,314 tonnes of custom milling ore in 2012.

Administration - Administration expenses totaled $7.6 million in 2014 versus $7.5 million in 2013. However, excluding severance payments in both periods, administration expenses in 2014 were 12% below the 2013 levels. The total cost in 2014 reflects lower levels of salaries and related benefits stemming from the decrease in the number of administrative employees, the effects of which were offset by higher severance compensation following the departure of the President and CEO in early July, and departure of the CFO in September. Administration expenses in 2013 of $7.5 million were below the comparable $10.3 million in 2012, reflecting lower non-cash expenses for share-based compensation, as the value of 1,639,000 options granted during the year was impacted by the lower share price, as well as lower severance compensation following the payment of $2.0 million in severance compensation to the Corporation’s ex-President and CEO in 2012.

Exploration and project evaluation –Richmont Mines continued to make investments related to exploration and project evaluation as shown below:

Exploration Costs

(in thousands of $)	2014	2013	2012
	$	$	$

Exploration costs - Mines
Island Gold	771	4,532	10,969
Beaufor	1,733	1,929	1,432

	2,504	6,461	12,401
Exploration costs - Other properties
Wasamac	169	1,102	9,477
Monique	2	221	744
Other	154	347	459
Project evaluation	357	474	511

Exploration and project evaluation before depreciation and exploration tax credits	3,186	8,605	23,592

Depreciation	71	229	200
Exploration tax credits	515	(959)	(3,527)

	3,772	7,875	20,265

Accretion expense of asset retirement obligations – The Corporation’s production and exploration activities are subject to various federal and provincial laws and regulations governing the protection of the environment. These laws and regulations are continually changing and are generally becoming more restrictive. The Corporation conducts its operations so as to protect public health and the environment. The Corporation has recorded the asset retirement obligations of its mining sites on the basis of management’s best estimates of future costs, based on information available on the reporting date. Best estimates of future costs are the amount the Corporation would reasonably pay to settle its obligation on the closing date. Future costs are discounted using pre-tax rates that reflect current market assessments of the time value of money and the risks specific to the liability. Such estimates are subject to change based on modifications to laws and regulations or as new information becomes available. This charge was $111 thousand in 2014, compared with $81 thousand in 2013 and $66 thousand in 2012.

Loss on disposal of long-term assets – The loss on disposal of long-term assets includes the following items:

(in thousands of $)	2014	2013	2012
	$	$	$

Exploration mining assets	493	-	-
Mining equipment	146	105	198

	639	105	198

Impairment loss on W Zone Mine

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

Subsequent to 2013 production and a re-interpretation of the geology following exposure from mining, the reserve base of the W Zone Mine was significantly reduced. As a result of this reduction, and the ensuing impact on expected future production from this operation, the Corporation has taken a $13.5 million, or $0.34 per share, non-cash write-down on the asset base in the fourth quarter of 2013. A discount rate of 9% was used by the Corporation to determine the value-in-use.

Mining and Income Taxes

(in thousands of $)	2014	2013	2012
	$	$	$

Current taxes	78	785	4,610
Future taxes	427	7,209	(4,237)

	505	7,994	373

For the fiscal year 2014, mining and income taxes totaled $0.5 million. This amount mainly includes $2.3 million of mining and income tax, or 27% of the pre-tax income of $8.7 million, offset by a $1.2 million credit on mining duties from previous years, and the $0.3 million reversal of a 2010 charge that had been booked (for part XII-6 of the tax return of a subsidiary), but will no longer have to be paid by the Corporation.

For the fiscal year 2013, mining and income taxes totalled $8.0 million, including a write-off of $7.5 million of deferred income and mining tax assets. In the charge there is an amount of $0.5 million for current tax expense and a same amount booked against exploration expense.

The 2012 mining and income taxes totalled $4.6 million, including Ontario mining taxes of $1.5 million, an adjustment to previous year taxes of $1.4 million and a recorded tax charge of $1.8 million, the latter of which enabled the Corporation to benefit from an exploration credit of the same amount. The recovery of future taxes is due to a $2.3 million reduction in liabilities for future mining taxes and a reduction of $1.9 million for income taxes.

Net loss from discontinued operation

At the end of November 2012, management made the decision to cease commercial gold production at the Francoeur Mine. This Mine was part of the Corporation’s Quebec segment. As a result, revenues, expenses and losses relating to the discontinuation of this operation were segregated from the Corporation’s results from continuing operations, and are shown as a single line item in the consolidated income statement. The remaining property, plant and equipment from this mine were valued at their recoverable amount, and the majority of these assets are now redeployed within the Corporation’s other mines. The recoverable value of assets was established by three internal experts with the necessary expertise to determine the value of mining assets. They evaluated the fair value for each asset considering the general condition of the asset as well as the actual conditions of the market. Total charges related to the mine closure including asset write-down, closure costs and operational losses, totaled $1.1 million in 2013 and $42.0 million for the full year of 2012, after mining and income taxes.

Net Earnings (loss)

The Corporation generated net earnings of $8.2 million, or $0.18 per share for the fiscal year 2014, a significant improvement of over $41 million compared to the 2013 net loss from continuing operations of ($33.2) million, or ($0.84) per share, which included charges totaling $22.1 million, or $0.56 per share, stemming from a non-cash write-down of the W Zone Mine assets, a write-off of deferred income and mining tax assets, and a write-off of financing costs following the termination of a debt-financing agreement. The annual variance in results also reflects the 49% increase in the number of gold ounces sold, and a 15% decrease in the average cash cost per ounce stemming from improved mined grades at all three operating mines, the effects of which were only partially mitigated by the slight 2% decrease in the average sales price per ounce in Canadian dollar terms.

The Corporation generated a net loss from continuing operations of ($33.2) million, or ($0.84) per share, for the 2013 fiscal year. This compared to a net loss from continuing operations of ($3.0) million, or ($0.08) per share, in 2012, which excluded a loss of ($42.0) million associated with the discontinued Francoeur Mine operation. In addition to significant elements mentioned above, the annual variance in results also reflects a 15% decrease in the average realized gold price in Canadian dollars, an 8% increase in the average cash cost per ounce stemming partly from the onset of commercial production at the Monique and W Zone mines in the fourth quarter, as well as higher cost at Island Gold, the effects of which were only partially mitigated by a 4% increase in the number of gold ounces sold.

Balance Sheet

Assets

The total assets of Richmont decreased from $148.2 million at the end of 2012 to $123.3 million at the end of 2013 and increased to $148.8 million at the end of 2014.

The Corporation’s cash balance was $35.3 million at December 31, 2014, up from the $17.6 million balance at December 31, 2013. Year-end cash levels reflect investments of $23.1 million in property, plant and equipment during the year, which were more than offset by $27.3 million of cash generated from operations and the $10.7 million of net proceeds from a bought deal financing completed in April 2014.

The cash balance of $17.6 million at December 31, 2013 was below the $59.8 million balance at December 31, 2012, reflecting investments of $41.9 million in property, plant and equipment during 2013, partially offset by $3.5 million of cash generated from operations during the 12 month period.

At December 31, 2014, Richmont had working capital of $34.8 million compared with $14.0 million at December 31, 2013. The $20.8 million increase is mainly attributable to a $17.7 million increase in the Corporation’s cash balance, a $4.7 million increase in inventories, a $2.0 million increase in income and mining taxes payable, and a $1.0 million increase in the current portion levels of long-term debt related to advance Island Gold Mine royalty payments payable to a third party in January 2015.

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

Liabilities

The liabilities of Richmont were $40.8 million as at December 31, 2014 and are composed of current liabilities, asset retirement obligations, royalty payments payable, finance lease obligations, contract payment holdbacks, long-term share based compensation, closure allowance and deferred income and mining tax liabilities.The liabilities of the Corporation were $37.0 million as at December 31, 2013, compared with $29.9 million at December 31, 2012.

Asset retirement obligations

The rate used to determine the future value of the obligations is based on the expected life of the operation and varies between 3.0% and 3.5% (between 3.0% and 3.5% in 2013) while the rate reflecting the current market assessments (adjusted for the risks specific to this liability) used to determine the present value of the obligations varies between 1.0% and 1.6% (between 1.1% and 1.7% in 2013). The payments schedule was determined by taking into account the proven and probable reserves, the estimated annual production level and the estimated mine life. The following table sets forth the estimated cash flows of future retirement costs used in the calculation of the asset retirement obligations for the year ended December 31, 2014:

(in thousands of $)		Anticipated
	Total amount	cash flow
	of the estimated	payment
	cash flow	schedule
2014	$

Island Gold Mine	2,269	2025
Beaufor Mine and W Zone Mine	863	2017
Camflo Mill	3,806	2017
Monique Mine	981	2015 and after
Francoeur Mine	747	2015 and after

	8,666

Long-Term Debt

Long-term debt includes the following financial liabilities:

(in thousands of $)	December 31,	December 31,
	2014	2013
	$	$

Royalty payments payable a)	2,000	-
Finance lease obligations b)	2,912	3,737
Contract payment holdbacks c)	1,116	1,000
Long-term share-based compensation d)	982	711
Closure allowance e)	513	573

	7,523	6,021

Current portion	1,799	825

	5,724	5,196

a)

On August 5, 2014, the Corporation signed a definitive agreement to acquire the outstanding 31% ownership of four patented claims on the Island Gold Mine property, thereby increasing its ownership of these claims to 100% from 69% previously. The 31% ownership held by the third party was acquired by the Corporation in return for a 3% net smelter return (NSR) royalty that is payable on 100% of mineral production from the four claims. As part of this agreement, the Corporation made an advance royalty payment of $1.0 million at the closing of the transaction, and will make the following additional future payments: $1.0 million each on January 3, 2015 and January 3, 2016. In the event that there is production from these claims, advance royalty payments will continue, and will decrease to $0.3 million as of January 3, 2017, and will be paid annually until such time as a total of $5.1 million has been paid in royalties (including advance royalties) to the third party, after which advance royalty payments will cease. All advance royalty payments will be credited against any future NSR payments.

b)

During the year ended December 31, 2013, the Corporation acquired rolling stock at a cost of $4.4 million via five finance leases. The Corporation benefits from an option of a lower purchase price at the end of these contracts.

Future minimum finance lease payments at December 31, 2014 are as follows:

(in thousands of $)	Minimum lease payments due
	2015	2016	2017	Total

December 31, 2014:
Lease payments	922	922	1,310	3,154
Finance charges	(123)	(84)	(35)	(242)

Net present values	799	838	1,275	2,912

c)

Contract payment holdbacks represent amounts that are payable to suppliers for work that has already been completed. The holdback is payable upon completion of the contract, once the Corporation has deemed that the work meets requirements or when the contract is terminated. As at December 31, 2014, the Corporation has not yet deemed that the work done by the supplier meets requirements and estimates that the payment of the holdback will not occur in the next year.

d)

In March and in August 2012, the Corporation signed agreements with several employees considered as key personnel. These agreements incorporate a retention payment (“Retention Awards”) provided certain conditions are met by the employee, most notably that the employee continues his or her employment with the Corporation until March and August 2017. These retention payments would be payable in 2017 in either of the Corporation’s common shares or cash, at the discretion of the employee, with the number of common shares to be determined by the current value of the common shares at the time of payment. As at December 31, 2014, the total amount that could be paid as Retention Awards under these agreements is $2.0 million ($2.25 million in 2013, $6.0 million in 2012). The cost recorded in 2014 is $456 thousand ($742 thousand in 2013, $639 thousand in 2012) and the liability to this effect amounts to $982 thousand as at December 31, 2014 ($711 thousand in 2013 and $639 thousand in 2012), which correspond to the best estimate of the amount to be paid relating to the Retention Awards, based on estimated forfeitures and a 1.3% discount rate.

e)

This closure allowance is payable upon the closure of the Beaufor Mine anticipated to be in 2016. Although no specific date or timeframe has been established for the closure of the mine, this closure allowance has been established using the best estimation of the amount that would be payable when the division will close.

Deferred income and mining tax assets and liabilities

Note 12 of the Corporation’s consolidated financial statements included in this Annual Report provides detailed information about tax reconciliation as well as deferred income and mining tax assets and liabilities.

Shareholders’ equity

Shareholders’ equity totaled $108.0 million as at December 31, 2014 compared with $86.4 million as at December 31, 2013 and with $118.4 million as at December 31, 2012. At December 31, 2014, Richmont Mines had 48,276,223 shares outstanding, 812,500 warrants, 2,911,450 options granted under its stock option plans, 800,000 options outside of the Corporation’s plans and 186,900 restricted share units under the Corporation’s long-term incentive plan. At December 31, 2013, Richmont Mines had 39,596,103 shares outstanding, 812,500 warrants, 3,439,950 options granted under its stock option plans and 324,675 options outside of the Corporation’s plans compared with 39,566,103 shares outstanding and 2,277,450 options granted under its stock option plans and 324,675 options outside of the Corporation’s plans at December 31, 2012.

Commitments and contingencies

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

In light of a modification to the Quebec Mining Law, the financial guarantee for each of the Corporation’s Quebec mining sites must now cover 100% of the anticipated restoration work costs for each mining site. Consequently, the Corporation increased the amount of its letters of credit issued as financial guarantees by an aggregate of $1.0 million in 2014 and must increase the amount of its financial guarantees by an aggregate of $1.8 million in 2015 and $1.2 million in 2016.

On August 5, 2014, the Corporation announced that it had signed a definitive agreement to acquire the outstanding 31% ownership of four patented claims on the Island Gold Mine property, thereby increasing its ownership of these claims to 100% from 69% previously. The 31% ownership held by the third party was acquired by the Corporation in return for a 3% net smelter return (NSR) royalty that is payable on 100% of mineral production from the four claims. As part of this agreement, the Corporation made an advance royalty payment of $1.0 million at the closing of the transaction, and will make the following additional future payments: $1.0 million each on January 3, 2015 and January 3, 2016. In the event that there is production from these claims, advance royalty payments will continue, and will decrease to $0.3 million as of January 3, 2017, and will be paid annually until such time as a total of $5.1 million has been paid in royalties (including advance royalties) to the third party, after which advance royalty payments will cease. All advance royalty payments will be credited against any future NSR payments.

The Corporation is committed, under an operating lease expiring in December 2017, to pay a total sum of $0.4 million for office space. Minimum rental payments for the next three years amount to $0.14 million annually.

In mid-October 2013, the Corporation announced that it had signed a land and mining rights agreement with Argonaut Gold Inc. (“Argonaut”), owner of the Magino Gold Project that is adjacent to the Corporation’s Island Gold Mine. This Agreement was slightly modified in June 2014. Under the revised terms, Argonaut will receive one claim in its entirety and surface and mining rights down to a depth of 400 metres on six claims. It will also receive surface rights on two claims down to a depth of 100 metres. The Corporation will receive two additional claims for a total of three and mining rights below a depth of 400 metres on three claims. As previously reported, under the terms of the Agreement, the Corporation will receive a net payment of $2.0 million in cash from Argonaut upon completion of the land transactions, which are now expected to take place in 2015.

During the year ended December 31, 2013, the Corporation entered into five financial lease agreements for rolling stock. At the end of these contracts, the Corporation benefits from an option of a lower purchase price. These financial lease agreements have a carrying value of $2.9 million.

In March and in August 2012, the Corporation signed agreements with several employees considered as key personnel. These agreements incorporate a retention payment (“Retention Awards”) provided certain conditions are met by the employee, most notably that the employee continues his or her employment with the Corporation until March and August 2017. These retention payments would be payable in 2017 in either of the Corporation’s common shares or cash, at the discretion of the employee, with the number of common shares to be determined by the current value of the common shares at the time of payment. As at December 31, 2014, the total amount that could be paid as Retention Awards under these agreements is $2.0 million.

In light of a modification to the Quebec Mining Law, the financial guarantee for each of the Corporation’s Quebec mining sites must now cover 100% of the anticipated restoration work costs for each mining site. Consequently, the Corporation increased the letters of credit issued as financial guarantee by $1.0 million in 2014 and must increase the financial guarantees by $1.8 million in 2015 and $1.2 million in 2016.

On January 21, 2015, a syndicate of underwriters, has agreed to purchase on a bought deal basis 8.5 million common shares of the Corporation at a price of $4.00 per share for gross proceeds of $34.0 million. In addition, the underwriters have been granted an over-allotment option to purchase up to an additional 1.125 million common shares from the Corporation, exercisable in whole or in part at the Offering Price for a period of 30 days from closing of the Offering, for additional gross proceeds of up to approximately $4.5 million. If the Over-Allotment Option is exercised in full, the total gross proceeds to the Corporation will be $38.5 million. Following the deduction of estimated fees, net proceeds are expected to amount to $36.1 million, and the Corporation’s share capital will increase by the same amount. The financing was closed on February 11, 2015 and the full over-allotment option was exercised.

The Corporation is involved in three (3) legal proceedings as of April 21, 2015:

  Against Sterling Oil & Gas Corporation (“Sterling”), which was the propane supplier for the Island Gold Mine. Richmont Mines is suing Sterling for approximately $156 thousand. The Corporation presented its claim in front of the Superior Court of Justice of Ontario, for a breach of contract which occurred on July 30, 2010. In response to this claim, Sterling is countersuing Richmont Mines for approximately $365 million, mainly related to the installation and rental of Sterling equipment. Management is of the opinion that the basis of Sterling’s countersuit is unfounded. A trial is expected to be held in 2015.

  Against 6676162 Canada Inc., which filed legal proceedings in the Court of Quebec in June 2010 claiming $450 thousand. A decision was rendered on November 29, 2010. The claim was rejected due to the fact that 6676162 Canada Inc. was not represented by counsel at the outset which was counter to the requirements of the Quebec Code of Civil Procedure. A new application by 6676162 Canada Inc to institute proceedings was filed on February 23, 2011. Richmont transferred the case to arbitrators as stipulated in the contract. The parties have chosen arbitration before three arbitrators. Both Richmont and 6676162 Canada Inc. have each chosen one arbitrator. The third arbitrator has been selected by the first two. Richmont made a counterclaim of $218 thousand for repairs that needed to be redone. The arbitration is expected to be held in 2015.

  Against Agrégat RN, its former contractor at the Monique Mine, Richmont filed legal proceedings for an amount of $1.4 million, representing the cost of corrective measures that had to be performed by Richmont’s new contractor. Richmont has received the defense and counterclaim pleadings from Agrégat RN claiming an amount of almost $15.5 million. The trial is expected to be held in 2015.

Management is of the opinion that the basis of these litigations is unfounded and, consequently, no provision has been accounted for in the financial statements in this respect.

As at April 21, 2015, Richmont Mines is not aware of any other legal proceedings involving the Corporation.

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

Mineral reserves

The main parameters used to determine the mineral reserves of Beaufor Mine, Monique Mine and Island Gold Mine are the following:

	2014	2013	2012

Gold (US$/ounce)	1,200	1,225	1,450
Exchange rate (US$/CAN$)	1.083	1.060	1.000
Gold (CAN$/ounce)	1,300	1,300	1,450

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

The assumption used in the asset valuation process was a price of CAN$1,300 per ounce of gold in 2015, CAN$1,370 per ounce of gold in 2016, and CAN$1,374 per ounce of gold in 2017 and after. These prices are used in order to estimate future revenues and are based on an average of recent prices.

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

Recoverability of credits relating to resources and credits on duties refundable for losses

Uncertainties related to the review by government authorities of the Corporation’s current and prior years’ claims for the refundable tax credit relating to resources and the credit on duties refundable for losses, based on qualifying exploration expenditures under the Taxation Act (Quebec) and the Mining Tax Act (Quebec), require management to assess whether these claims will be settled in full or in part. Uncertainties exist with respect to the interpretation of tax legislation and regulations by government authorities, the amount of expenditures that may be disallowed by such authorities as a result of their interpretation of tax legislation and regulations and the timing of recovery of the credits.

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

Reconciliation of total cash cost per ounce to production costs:

(in thousands of $ other than exchange rate and per ounce data)	2014	2013	2012

Operating costs as per note 4 of the consolidated financial statements (CAN$)	87,984	69,688	61,102
Royalties as per note 4 of the consolidated financial statements (CAN$)	2,335	1,910	2,294

Total cash costs (CAN$)	90,319	71,598	63,396

Ounces of gold sold	94,503	63,443	60,741

Total cash cost in CAN$/per ounce	956	1,128	1,044

Average exchange rate (US$/CAN$)	1.1045	1.0299	0.9996

Total cash cost in US$/per ounce	866	1,095	1,044

B.	Liquidity and Capital Resources (all dollar amounts are in thousands of Canadian dollars, unless otherwise stated)

The Corporation’s cash balance was $35.3 million at December 31, 2014, up from the $17.6 million balance at December 31, 2013. Year-end cash levels reflect investments of $23.1 million in property, plant and equipment during the year, which were more than offset by $27.3 million of cash generated from operations and the $10.7 million of net proceeds from a bought deal financing completed in April 2014.

The cash balance of $17.6 million at December 31, 2013 was below the $59.8 million balance at December 31, 2012, reflecting investments of $41.9 million in property, plant and equipment during 2013, partially offset by $3.5 million of cash generated from operations during the 12 month period.

Most of the restricted deposits relate specifically to site restoration. As at December 31, 2014, the Corporation has $117 thousand in restricted deposits with the Quebec government, $601 thousand in restricted deposits with the Ontario government and a credit facility is available to the Corporation up to an amount of $5.0 million for the issuance of letters of credit as guarantees for the settlement of asset retirement obligations. The credit facility has a fixed annual fee of 0.95% (0.95% in 2013). The following table provides the allocation of restricted deposits and letters of credit issued as at December 31, 2014 and 2013:

(in thousands of $)	2014	2013
	$	$

Restricted deposits
Island Gold Mine (Island Gold Deep and Lochalsh property)	601	594
Beaufor Mine	107	107
Other	10	10

	718	711

Guaranteed investment certificate[1]	-	2,650

Other	298	60

	1,016	3,421
Letters of credit[1]
Camflo Mill	1,332	1,332
Island Gold Mine (Kremzar property)	979	979
Francoeur Mine	314	239
Monique Mine	948	-
Additional credit	-	100

	3,573	2,650
[1]

Since June 30, 2014, letters of credit have been secured by a first rank movable mortgage for a maximum amount of $6,785 thousand, guaranteed by equipment and rolling stock which has a net carrying value of $17,967 thousand. Prior to that, letters of credit were secured by the guaranteed investment certificate.

Cash flows from operating activities

Cash flows from operations increased from $3.5 million in 2013 to $27.3 million in 2014. This increase reflects that net earnings in 2014 were $8.2 million, or $0.18 per share, compared with net loss of ($34.3) million or ($0.87) per share in 2013 reflecting a 49% increase in ounces of gold sold and a 15% decrease, in Canadian dollars, of the average cash cost of production primarily driven by improved grades and the resulting higher gold sales. Futhermore Richmont spent $3.8 million in exploration costs in 2014 compared to $7.9 million in 2013.

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

Cash flows used in investing activities

Richmont invested $23.1 million in its assets in 2014, down from $41.9 million in 2013 and $37.9 million in 2012. The decrease largely reflects the lower development costs associated with the Monique Mine following its commencement of commercial production in the fourth quarter of 2013, lower investments in the W Zone following the decision to cease operations in the second quarter of 2014, and decreased year-over-year investments at the Island Gold Mine.

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

(in thousands of $)	2014	2013	2012
	$	$	$

Island Gold Mine	20,168	27,770	8,364
Beaufor Mine	1,623	980	1,192
W Zone Mine	234	3,779	9,911
Monique Mine	21	8,358	-
Discontinued operation – Francoeur Mine	-	-	15,458
Other	1,006	1,001	2,929

Total	23,052	41,888	37,854

Cash flows from financing activities

On April 23, 2014, the Corporation issued a total of 8.05 million common shares on a bought-deal basis through a syndicate of underwriters, at a price of $1.45 per share. This included the entire over-allotment option of 1.05 million shares, and generated aggregate gross proceeds of $11.7 million. An expense of $0.9 million was incurred relating to the issuance of common shares.

The Corporation issued 630,120 common shares during 2014 (30,000 in 2013 and 483,600 in 2012) following the exercise of stock options and received cash proceeds in the amount of $1.1 million ($0.1 million in 2013 and $1.5 million in 2012).

According to the terms of a Senior Secured Credit Facility, 812,500 warrants were issued to the lender, each warrant allowing for the acquisition of one common share at a price of $2.45 prior to August 2016. These warrants vested immediately and an amount of $0.4 million was registered in shareholder’s equity in contributed surplus and the counterpart as financing costs.

In September 2012, the Corporation issued, as part of a private placement, 5,972,540 common shares at $4.35 each for a total consideration of $26.0 million. An expense of $1.0 million was incurred relating to the issuance of common shares, creating a non recorded future tax asset of $0.2 million.

Capital disclosures

Richmont’s cash and cash equivalents balance was $35.3 million at December 31, 2014, $17.6 million at December 31, 2013 and $59.8 million at December 31, 2012. The Corporation invests its cash and cash equivalents in high-quality securities issued by government agencies, financial institutions and major corporations, and limits its amount of credit exposure by diversifying its holdings.

The Corporation’s objectives when managing its capital are to safeguard the Corporation’s ability to continue as a going concern in order to support the development of its mining assets and ongoing exploration programs, to provide sufficient working capital to meet its ongoing obligations and to pursue potential investments.

Although in the Corporation’s opinion, its working capital is sufficient for ongoing operation for the next twelve months, the Corporation is forecasting significantly higher capital expenditures of $56.3 million in 2015. A total of $48.3 million of this amount is being invested in development efforts at Island Gold, that will accelerate access to the deeper resource base thereby repositioning the mine as a longer-life, higher production and superior free cash flow operation. On February 11, 2015 the Corporation announced that it had closed a bought deal financing, subsequent to which a total of 9.625 million shares were issued, including the entire over-allotment option, at a price of $4.00, generating gross proceeds of $38.5 million. (See ITEM 8. FINANCIAL INFORMATION - B. Significant change for more information). Richmont plans to apply the entire net proceeds of the financing toward accelerating the transformational development of the higher-grade Resource extension at its Island Gold Mine in Ontario currently underway.

On April 23, 2014, the Corporation issued a total of 8.1 million common shares of the Corporationat a price of $1.45 per share, including the entire over-allotment option of 1.05 million common shares, for aggregate gross proceeds of $11.7 million which were used for working capital and general corporate purposes.

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

The Corporation’s budget can be modified and its investments adjusted depending on available funds and operating and exploration results. The exploration and development of new mineral deposits is subject to numerous risks, discussed in greater detail on page 10.

As at December 31, 2014, Richmont Mines had no hedging contracts. In order to finance additional exploration activities or to maintain or increase its liquidity and capital resources, the Corporation may decide to issue new shares or to issue new debt.

C.	Research and Development, Patents and Licenses, etc.

None.

D.	Trend Information

See discussions in Parts A and B of “ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS”.

E.	Off-Balance Sheet Arrangements

The Corporation does not have any off-balance-sheet arrangements.

F.	Tabular Disclosure of Contractual Obligations

As of December 31, 2014, the Corporation had the following long-term liabilities required to be reflected on the Corporation’s balance sheet under International Financial Reporting Standard.

	Payments due by period
	(in thousands of $)
		Less than			More than
Contractual obligations	Total	1 year	1-2 years	3-4 years	4 years

Royalty payments payable	2,000	1,000	1,000	-	-
Finance lease obligations	2,912	799	838	1,275	-
Contract payment holdback	1,116	-	1,116	-	-
Long-term share-based compensation	982	-	-	982	-
Closure allowance	513	-	513	-	-

Total	7,523	1,799	3,467	2,257	-

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

The Corporation is committed, under an operating lease expiring in December 2017, to pay a total sum of $0.4 million for office space. Minimum rental payments for the next three years amount to $0.14 million annually.

In mid-October 2013, the Corporation announced that it had signed a land and mining rights agreement with Argonaut Gold Inc. (“Argonaut”), owner of the Magino Gold Project that is adjacent to the Corporation’s Island Gold Mine. This Agreement was slightly modified in June 2014. Under the revised terms, Argonaut will receive one claim in its entirety and surface and mining rights down to a depth of 400 metres on six claims. It will also receive surface rights on two claims down to a depth of 100 metres. The Corporation will receive two additional claims for a total of three and mining rights below a depth of 400 metres on three claims. As previously reported, under the terms of the Agreement, the Corporation will receive a net payment of $2.0 million in cash from Argonaut upon completion of the land transactions, which are now expected to take place in 2015.

In light of a modification to the Quebec Mining Law, the financial guarantee for each of the Corporation’s Quebec mining sites must now cover 100% of the anticipated restoration work costs for each mining site. Consequently, the Corporation increased the letters of credit issued as financial guarantee by $1.0 million in 2014 and must increase the financial guarantees by $1.8 million in 2015 and $1.2 million in 2016.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Officers

Names, municipalities of residence, offices and principal occupations of the directors and executives officers of the Corporation are as follows:

					Number of
				Number of	options
	Office held		Director	shares owned	held on
Name and Municipality of	with the	Principal	or Officer	on March 24,	March 24,
Residence	Corporation	Occupation	since	2015[1]	2015	RSU’s
H. Greg Chamandy[4] Westmount, QC, Canada	Executive Chairman of the Board	Business Executive	May 14, 2009	5,016,363[2]	667,000	14,000
Renaud Adams, Eng.[11] Oakville, ON, Canada	President and CEO	President and CEO of Richmont Mines Inc.	Nov. 17, 2014	70,000	800,000	-
René Marion, Eng.[3,4,5,6] Toronto, ON, Canada	Director	Mining Consultant	Nov. 6, 2013	50,000	115,000	11,000
Elaine Ellingham, P.Geo., M. Sc., MBA[3,4,5,6,9] Toronto, ON, Canada	Director	Geologist, President of Ellingham Consulting Ltd.	Feb. 4, 2010	-	335,000	11,000
Michael Pesner, CPA, CA3, 5, 6 Montreal, QC, Canada	Director	President, Hermitage Canada Finance Inc.	Nov. 1, 2010	16,000	256,000	11,000
Daniel Adam, P.Geo., Ph.D.[7] Rouyn-Noranda, QC, Canada	Vice-President, Exploration	Vice-President, Exploration of Richmont Mines Inc.	March 10, 2008	43,200	135,000	7,000
Rosaire Émond, Eng,[8] Val-d’Or, QC, Canada	Vice-President and Chief Operating Officer	Vice-President and Chief Operating Officer of Richmont Mines Inc.	Jan. 13, 2014	-	191,800	7,000
Nicole Veilleux, CPA, CA10 Rouyn-Noranda, QC, Canada	Vice-President, Finance	Vice-President, Finance of Richmont Mines Inc.	March 1, 2006	32,000	175,000	8,500
Mélissa Tardif Ste-Gertrude-Manneville, QC, Canada	Corporate Secretary	Lawyer at Richmont Mines Inc.	May 9, 2013	-	50,000	2,700
1)	As the Corporation has no direct knowledge of the number of shares controlled by the above-mentioned directors and officers, the information was provided by each of them.
2)

Of this number, 961,805 common shares are directly held by Mr. Chamandy. The remaining 4,020,854 and 33,704 common shares are held by Oxbridge Group Inc., an entity ultimately controlled by Mr. Chamandy and Ms. Chantal Condoroussis, Mr. Chamandy’s spouse.

3)	Member of the Audit Committee.
4)	Member of the Corporate Social Responsibility Committee.
5)	Member of the Human Resources and Compensation Committee.
6)	Member of the Corporate Governance and Nominating Committee.
7)	Mr. Daniel Adam was nominated Vice-President, Exploration on February 25, 2013.
8)	Mr. Rosaire Émond was nominated Vice-President and Chief Operating Officer on January 13, 2014 and resigned on March 6, 2015.
9)	Lead Director
10)	Ms. Nicole Veilleux was nominated Vice-President, Finance on September 25, 2014.
11)	Mr. Renaud Adams was nominated President and Chief Executive Officer on November 17, 2014.

The Corporation does not have any other committees other than those mentioned above.

The above-mentioned individuals have held their principal occupation as indicated beside their respective names during the last five years, with the exception of Mr. Rosaire Émond who, prior to January 13, 2014, was Island Gold Deep Project Manager for Richmont, Mr. Daniel Adam, who, prior to February 25, 2013 was General Manager, Exploration at Richmont, Ms. Mélissa Tardif who, prior to May 9, 2013, was Richmont’s Assistant Corporate Secretary and prior to August 8, 2011, was a lawyer in a property management company, Ms. Nicole Veilleux, who, prior to September 25, 2014 was the Financial Director for Richmont Mines, Mr. Renaud Adams, who, prior to November 17, 2014 worked as President and COO of Primero Mining Corp. and Mr. René Marion, who, prior to November 6, 2013, worked as President and CEO and Director of AuRico Gold.

Director	Other Reporting Issuers

H. Greg Chamandy	Liquid Nutrition Group Inc.

Michael Pesner	Quest Rare Minerals Ltd., Alexandria Minerals Corporation, Le Château Inc., Canamex Resources Corp., Nutritional High International Inc., Wi2Wi2 Corporation and Liquid Nutrition Group Inc.

René Marion	Guyana Goldfields Inc., Falco Resources Limited and Temex Resources Corp.

Elaine Ellingham	Aurania Resources Ltd., Wallbridge Mining Company Ltd. and Williams Creek Gold Limited

Renaud Adams	Klondex Mines Ltd.

Each director shall, unless he or she resigns or his or her office becomes vacant for any reason, hold office until the close of the next annual meeting of shareholders or until his or her successor is elected or appointed.

The directors and officers mentioned above own a total of 5,227,563 common shares of Richmont Mines, which represents 9.02% of the Corporation’s 57,941,223 common shares issued and outstanding as at March 24, 2015.

B.	Compensation (all the amounts are in Canadian dollars)

Compensation of the Named Executive Officers for the Financial Year Ended December 31, 2014

During the financial year ended December 31, 2014, the Named Executive Officers of the Corporation (identified in the table below (the “NEOs”)) were paid an aggregate remuneration of $4,287,925.

The following information sets forth the remuneration paid for the financial year ended December 31, 2014 by the Corporation and its subsidiaries to the Corporation’s NEOs who have received in return for services rendered to the Corporation or its subsidiaries in any capacity, an aggregate compensation exceeding $150,000 during the latest fiscal year. In March 2012, the Corporation offered an employment agreement to Mr. Daniel Adam, the Vice-President, Exploration, since he is considered to be a key person. That agreement incorporates a retention payment provided certain conditions are met by the employee, most notably that the employee continues his employment with the Corporation until March 2017. That retention payment of $500,000 would be payable in 2017 either through the issuance of the Corporation’s common shares or cash, at the discretion of the employee, with the number of common shares to be determined by the market value of the common shares at the time of payment. The Corporation offered the same employment agreement to Mr. Rosaire Émond, the Vice-President and Chief Operating Officer. His retention payment would have been $250,000 if he did not resign on March 6, 2015.

Summary Compensation Table of the Named Executive Officers

			Share-
Name and principal	Fiscal		based	Option-based	Non-equity incentive		All other	Total
position	year	Salary	awards	awards	plan compensation		compensation	compensation
		($)	($)(1)	($)(2)	($)		($)(3)	($)
					Annual	Long-term
					incentive	incentive
					plans	plans
					(Bonus)
H. Greg Chamandy	2014	270,000	52,220	259,000	-	n/a	2,720	583,940
Director and Executive	2013	270,000	-	100,160	-		-	370,160
Chairman of the Board	2012	270,000	-	1,211,056	-		-	1,481,056
Renaud Adams(4)	2014	33,080	-	990,560	-	n/a	2,035	1,025,675
President and Chief
Executive Officer
Nicole Veilleux(5)	2014	180,230	31,705	156,280	55,000	n/a	17,980	441,195
Vice-President, Finance	2013	180,000	-	25,000	35,000		17,980	257,980
	2012	165,000	-	25,000	36,000		16,840	242,840
Daniel Adam	2014	185,380	26,110	83,630	41,250	n/a	14,490	350,860
Vice-President,	2013	181,700	-	25,000	20,000		13,260	239,960
Exploration
Rosaire Émond(6)	2014	235,970	26,110	137,250	118,800	n/a	27,220	543,350
Vice-President and
Chief Operating Officer
Paul Carmel(7)	2014	182,550	-	-	150,000	n/a	623,075	955,625
Former President and	2013	300,000	-	100,000	195,000		26,200	621,200
Chief Executive Officer	2012	182,000	-	1,000,000	184,000		18,250	1,384,250
Pierre Rougeau(8)	2014	191,085	-	-	117,000	n/a	79,195	387,280
Former Executive Vice-	2013	240,000	-	28,000	78,000		23,916	369,916
President and Chief	2012	20,000	-	183,490	-		460	203,950
Financial Officer

Notes:

1)	The valuation of the awards of RSUs is calculated based on the closing price of the Corporation’s common shares on the TSX of $3.73 on December 9, 2014, the day prior to the date of the award.
2)

On December 10, 2014, the Corporation granted 125,000 options to Greg Chamandy and 25,000 options on October 16, 2014 and 800,000 options to Renaud Adams granted on October 16, 2014, remitted on November 17, 2014, 85,400 options to Nicole Veilleux and 45,700 options to Daniel Adam on December 10, 2014 and 75,000 options to Rosaire Emond.
The fair value of the options granted annually is determined by multiplying the number of options granted by their value under the Black Scholes model or is based on the value of the services rendered, in accordance with International Financial Reporting Standards. The value determined under Black Scholes corresponds to the fair accounting value established according to the following assumptions:

	2014	2013	2012
Risk-free rate:	1.4%	1.5%	1.6%
Expected option life:	3.9 years	3.8 years	3.8 years
Volatility:	63%	56%	62%
Expected dividends yield:	0%	0%	0%

3)	The heading “All Other Compensation” includes:
a)	the amount that was paid to each of the senior management designed to be equivalent to the amount that would normally be paid in the form of a retirement savings plan.
b)	the amount that was paid to each of the senior management for health and life insurance fees, car allowance, parking allowance, professional fees and other fees.
c)	any amount that was paid as termination benefits for Paul Carmel and Pierre Rougeau in 2014.
d)

Please note that the amount of taxable benefit, associated with the exercising of options, is now presented in the section Aggregated Option Exercised by Named Executive Officers during the Financial Year Ended December 31, 2014 and Financial Year-End Option Values.

4)	On November 17, 2014, Mr. Adams was appointed President and CEO.
5)	On September 25, 2014, Ms. Veilleux was appointed Vice-President, Finance.
6)	On January 13, 2014, Mr. Émond was appointed Vice-President and Chief Operating Officer and he resigned on March 6, 2015.
7)	Mr. Carmel was relieved of his duties on July 2, 2014. The amount presented for 2014 represents the amounts earned between January 1st, 2014 and July 2, 2014.
8)

On September 25, 2014, Mr. Rougeau resigned from his position as Executive Vice-President and Chief Financial Officer. The amount presented for 2014 represents the amounts earned between January 1st, 2014 and September 25, 2014.

Director Compensation (other than the Executive Chairman of the Board and the CEO) for the financial year ended on December 31, 2014

During a meeting held in December 2013, the members of the Board of Directors determined the annual compensation granted to the members of the Board for the fiscal year ended December 31, 2014.

During this meeting, it was decided that the members of the Board (with the exception of the Executive Chairman of the Board and the CEO) would be paid a sum of $35,000 in annual compensation for the 2014 year, that an additional sum of $12,000 per year would be paid to each Chair of a sub-committee of the Board of Directors, and that members of committees would be paid $4,000 per year per committee.

The level of the annual compensation of the members of the Board of Directors (with the exception of the Executive Chairman of the Board and the CEO) is based on the Human Resources and Compensation Committee’s analysis regarding compensation levels of directors of mining companies that are similar to Richmont Mines.

Executive Chairman of the Board compensation for the financial year ended on December 31, 2014

On December 10, 2013, the Human Resources and Compensation Committee recommended to the Board of Directors and the Board of Directors ratified, that the Executive Chairman’s compensation of $270,000 should remain for the 2014 fiscal year.

On an aggregate basis, the Corporation’s Board members therefore received total compensation of $1,057,298 during the 2014 fiscal year, as detailed in the table below. Please note that this table does not include the compensation granted to the Executive Chairman of the Board and the CEO, who is also a director of the Board. For more details about the Chief Executive Officer’s compensation, please consult the section “Compensation of the Named Executive Officers for the Financial Year Ended December 31, 2014”.

Director Compensation Table for the financial year ended on December 31, 2014

					Non-Equity
			Share-	Option-	Incentive Plan
	Fiscal	Fees	based	based	Compensation	Pension	All other
Name	Year	Earned	Awards(1)	Awards(2)	(bonus)	Value	Compensation(3)(4)	Total(7)
		($)	($)	($)	($)		($)	($)
Elaine Ellingham	2014	48,000	41,030	245,000			192,000	526,030
Director	2013	52,000	-	80,128	n/a	n/a	-	132,128
	2012	38,550	-	144,000			-	182,550
Michael Pesner	2014	59,000	41,030	121,750			15,000	236,780
Director	2013	55,000	-	80,128	n/a	n/a	-	135,128
	2012	32,000	-	144,000			-	176,000
René Marion(6)	2014	43,250	41,030	121,750			28,750	234,780
Director	2013	8,500	-	67,128	n/a	n/a	-	75,628
	2012	-	-	-			-	-
James Gill(5)	2014	30,958	-	-			28,750	59,708
Director	2013	4,583	-	73,744	n/a	n/a	-	78,327
	2012	-	-	-			-	-

Notes:

1)	The valuation of the grants of RSUs is calculated based on the closing price of the Corporation’s common shares on the TSX of $3.73 on December 9, 2014, the day prior to the date of the grant.
2)

On October 16, 2014, the Corporation granted 25,000 options to the Executive Chairman of the Board and to two directors in place, and on November 11, 2014, the other director received 50,000 options. On December 10, 2014, the Executive Chairman of the Board received 125,000 options, two directors in place received 50,000 options each and the other director in place received 100,000 options.
The fair value of the options granted annually is determined by multiplying the number of options granted by their value under the Black & Scholes model, in accordance with International Financial Reporting Standards. The value determined under Black & Scholes corresponds to the fair accounting value established according to the following assumptions:

	2014	2013	2012
Risk-free rate:	1.4%	1.5%	1.6%
Expected option life:	3.9 years	3.8 years	3.8 years
Volatility:	63%	56%	62%
Expected dividends yield:	0%	0%	0%
3)

Please note that the amount of taxable benefit, associated with the exercising of options are now presented in the section Options Exercised by Named Executive Directors during the Most Recently Completed Financial Year Ended December 31, 2014.

4)

Additional fees of $15,000 were paid to each director during the interim mandate of Elaine Ellingham as President and CEO. In the case of Michael Pesner, these fees were paid to Hermitage Canada Ltd., a company wholly owned by Michael Pesner. In the case of James Gill, these fees were paid to Halo Centrex Inc., a company controlled by James Gill. An amount of $192,000 was paid to Ellingham Consulting Ltd., a company wholly-owned by Elaine Ellingham for consulting services.

5)	Mr. Gill commenced his position on December 6, 2013 and resigned on October 17, 2014. The amount presented for 2014 represents the amounts earned between January 1st, 2014 and October 17, 2014.
6)	On February 2014, Mr. Marion received his directors fees through RJLM Professionals Ltd., a consulting company wholly owned by Mr. Marion.
7)

The Board relieved the former President and CEO of his duties July 2, 2014. Between mid-June and November 2014, when Mr. Adams commenced his employment as President and CEO, directors were called upon for additional meetings with significant workload. As a result, additional compensation was approved for Mr. Marion, Mr. Pesner and Mr. Gill that included a $15,000 cash fee, 25,000 options and 11,000 RSUs. The Executive Chairman was granted additional compensation that included 50,000 options and 14,000 RSUs.

The Corporation has not set aside or accrued any amounts to provide pension, retirement or similar benefits to the directors or executive officers.

C.	Board Practices

The directors serve as directors of the Corporation from their election until the next Annual and Special General Meeting or until a successor is duly elected.

Directors

Name	Elected or Appointed
Director
H. Greg Chamandy	May 2009
Elaine Ellingham	February 2010
Michael Pesner	November 2010
René Marion	November 2013
Renaud Adams	November 2014

Employment Contracts

The Corporation has entered into employment contracts with the NEOs: Renaud Adams, as President and Chief Executive Officer, Nicole Veilleux, as Vice-President, Finance and Daniel Adam, as Vice-President, Exploration.

The contract of Renaud Adams provides that in the event that, within the first twelve (12) months following the effective date, (A) the employment of the executive is terminated by the Corporation without cause or (B) the executive resigns for good reason, in both cases whether or not the termination of the executive's employment occurs following a change in control, the Corporation shall pay the following amounts to the executive: (i) the basic payments, and (ii) an amount representing one (1) times the executive's annual base salary at his most recent base salary rate plus one (1) times the executive's target annual bonus entitlement under the executive incentive bonus plan.

In the event that, after the first twelve (12) months following the effective date, (A) the employment of the executive is terminated by the Corporation without cause or (B) the executive resigns for good reason, in both cases whether or not the termination of the executive's employment occurs following a change in control, the Corporation shall pay the following amounts to the executive: (i) the basic payments, and (ii) an amount representing two (2) times the executive's annual base salary at his most recent base salary rate plus two (2) times the average of the annual bonuses awarded to the executive in the two (2) full years preceding the date of termination. If the executive has not been employed by the Corporation for two (2) full bonus years, then the executive shall be deemed to have received his annual bonus at target in the two (2) years preceding the date of termination.

The payment provided shall be payable, at the Corporation's discretion, by way of (i) salary continuance until the full amount of said payment is remitted, or (ii) a lump sum.

In addition to the amounts payable above, in the event that (A) the employment of the executive is terminated by the Corporation without cause or (B) the executive resigns for good reason, in both cases whether or not the termination of the executive's employment occurs following a change in control, (i) the Corporation shall continue to provide the executive with group insurance benefits for such period as is required pursuant to the Ontario Employment Standards Act (2000), as amended from time to time, if applicable, subject to the terms and conditions of the applicable plan and to the approval of the insurance carrier; and (ii) all unvested options held by the executive on the date of termination shall automatically vest on this day and shall remain available for exercise until the earlier of the following dates: the expiry of a sixty (60) day period following the date of termination or the expiry of the original term of the options.

The estimated amount that could be paid by the Corporation in these given circumstances, assuming that the termination occurred on the last working day of the most recent financial year of the Corporation is $1,720,000 inclusive of base salary, bonus and stock options, for the President and CEO.

The estimated amount that could be paid by the Corporation in these given circumstances, assuming that a change of control occurred on the last business day of the most recent financial year of the Corporation, is $1,720,000 inclusive of base salary, bonus and stock options, for the President and CEO.

The contract of Nicole Veilleux provides that, in the event of termination initiated by the Corporation without cause or termination by the Executive with good reason, or if the contract is not renewed, the Vice-President, Finance, Ms. Veilleux will be entitled to one month of total compensation by year of service, whether such year of service is completed or not. For the purposes of calculating the severance payment, the executive’s total compensation will be based on the annual average of the two (2) complete fiscal years immediately preceding the date of termination. Moreover, and notwithstanding the provisions contained in the Omnibus Long-Term Incentive Plan and the conditions of the options held by the executive, a part of the options held by the executive will become vested on the termination date. Also, the options thus vested on the termination date will be exercisable on the earliest of the following two dates: (i) on the dates initially stipulated; or (ii) two years after the termination date. The other options, thus vested on the termination date will be exercisable before the expiry term of sixty (60) days.

The estimated amount that could be paid by the Corporation in these given circumstances, assuming that the termination occurred on the last working day of the most recent financial year of the Corporation and that this date falls during the renewal term of the contract of employment of the executive is $428,069 for the Vice-President, Finance.

In the event that, during a three-year period after the date of a “change of control”, the employment contract of Nicole Veilleux was to be terminated by her resignation for valid cause or by the severing by the Corporation of the employment relationship binding her to the Corporation for cause other than serious cause or her permanent incapacity, then the Corporation shall pay her, in addition to the payment of any amount owed to her as unpaid salary and vacation accumulated but not yet taken on the termination date, within 30 days of the termination date, a lump sum equivalent to twice her total average annual compensation (total compensation is defined as all the components which have monetary value and, without limiting the scope of the foregoing, any salary, bonuses (applicable for the period, regardless of whether they are calculated at that time), benefits, insurance), based on the average annual amount of total compensation for the two full calendar years preceding the termination date, minus applicable deductions. Also, the options held by the Named Executive Officer will become vested on the termination date and thereupon may be exercised. Moreover, and notwithstanding the provisions contained in the Omnibus Long-Term Incentive Plan and the conditions of the options held by the Named Executive Officer, the maturity dates of the options thus exercisable will be those initially stipulated, but without exceeding three years after the termination date. The change of control agreements will end upon the termination of the Named Executive Officer within the Corporation if it occurs before the occurrence of a change of control.

The estimated amount that could be paid by the Corporation in these given circumstances, assuming that a change of control occurred on the last business day of the most recent financial year of the Corporation, is $678,021 for the Vice-President, Finance. That amount includes the options annual average value attributed during the last two years.

In the event that following termination of employment, amounts are payable to an NEO pursuant to an employment contract and a change of control agreement, the Corporation would only have to pay the greater of the two amounts for the Vice-President, Finance.

The contract of Daniel Adam provides that, in the event of termination initiated by the Corporation with cause, the NEO will not receive any compensation including his retention payment. In the event of termination initiated by the Corporation without cause, the compensation (including the salary and the annual bonus) will be determined by the Human Resources and Compensation Committee at their discretion and following the law. His retention payment will be given to him prorated to the number of months he worked. If the NEO becomes invalid, or dies before the termination date of his contract, he or his succession will receive the retention payment prorated to the number of months he worked. All his options exercisable or that will become exercisable before the expiry term of 60 days will become vested.

The estimated amount that could be paid by the Corporation in these given circumstances, assuming that the termination occurred on the last working day of the most recent financial year of the Corporation is $283,333 for the Vice-President, Exploration.

The contract of Daniel Adam provides that, after a change of control, if the contract is terminated within twelve (12) months following the change in control, the NEO will be entitled to the entire payment of his retention payment. All un-vested options held by the executive on the date of termination will automatically vest on this day. If the contract is terminated after the period of twelve (12) months, following a change of control, the NEO will be entitled to receive his retention payment prorated to the number of months he worked.

The estimated amount that could be paid by the Corporation in these given circumstances, assuming that a change of control occurred on the last business day of the most recent financial year of the Corporation, is $283,333 for the Vice-President, Exploration.

For the Executive Chairman of the Board (the “Executive”):

a)	In case of a change of control:

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

b)	In case of a termination other than under a change of control:

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

In all of the cases noted above, with the exception of the President and Chief Executive Officer, a change of control occurs when: (i) another party acquires, directly or indirectly, alone or with any person acting in concert with him, more than 33 1/3% of the outstanding voting securities of the Corporation, (ii) after a takeover bid, a public offer of exchange, a merger, an arrangement, another form of business combination, a sale of assets of the Corporation or a contested election, or any combination of these transactions, the persons who are directors of the Corporation immediately prior to these transactions cease, after these transactions, to represent the majority of the directors on the Board, or on the Board of Directors of any parent Corporation or successor of the

Corporation, or (iii) the shareholders of another entity hold more than 33 1/3% of the outstanding voting securities of the entity resulting from a merger, arrangement or other form of business combination with the other entity.

For the President and Chief Executive Officer a change of control occurs when (i) any Person becomes the beneficial owner, directly or indirectly, of 50% or more of either the issued and outstanding common shares in the share capital of the Corporation or the combined voting power of the Corporation's then outstanding voting securities entitled to vote generally; (ii) any Person acquires, directly or indirectly, securities of the Corporation to which is attached the right to elect the majority of the directors of the Corporation; or (iii) the Corporation undergoes a liquidation or dissolution or sells all or substantially all of its assets.

Human Resources and Compensation Committee

The Board has an Human Resources and Compensation Committee which is composed of Elaine Ellingham, Michael Pesner and René Marion, all are independent directors. The Human Resources and Compensation Committee meets at least once a year to make recommendations to the Board on the remuneration of Corporation’s employees, executive officers and directors. The Human Resources and Compensation Committee takes into consideration the achievement of corporate objectives, operational and financial performance of the Corporation, as well as the responsibilities and workload of executive officers in formulating its recommendations and favors giving key personnel competitive compensation in order to keep them with the Corporation.

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

For the first part of fiscal year 2014, the Human Resources and Compensation Committee of the Corporation was composed of Mr. James Gill, Mr. Michael Pesner and Ms. Elaine Ellingham. The compensation of the Executive Chairman of the Board, the CEO and the other executive officers is determined by the Board of Directors following recommendations by the Human Resources and Compensation Committee. As the Board of Directors establishes the salaries of executive officers, it should be noted that the Executive Chairman of the Board and the CEO abstain from the discussion and the ensuing decision concerning their total compensation arrangements.

Corporate Governance and Nominating Committee

The Board has a Corporate Governance and Nominating Committee, which meets at least once a year. The Corporate Governance and Nominating Committee is composed entirely of independent directors. The Committee is composed of Elaine Ellingham, Michael Pesner and René Marion, all of whom are independent directors. The Corporate Governance and Nominating Committee’s mandate is to evaluate every aspect of the Corporation’s governance practices. In particular, the Corporate Governance and Nominating Committee examines the effectiveness of the Corporation’s governance practices at regular intervals, and reviews the role and the mandate of the Board and its committees.

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

Audit Committee

The Board has an Audit Committee and at year end it was composed of Michael Pesner, René Marion and Elaine Ellingham, all independent directors as defined in National Instrument 52-110 Audit Committees (“NI 52-110”). The information on the Audit Committee is presented in Part VIII of the Corporation’s Annual Information Form for the year ended December 31, 2014, a copy of which is available on SEDAR at www.sedar.com.

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

Corporate Social Responsibility Committee

On December 8, 2010, the Board of Directors created the Environmental, Health and Safety Committee, composed of a majority of independent directors. At year end, 2014, the Environmental, Health and Safety Committee was composed of René Marion, Elaine Ellingham and Greg Chamandy. The Board agreed in order to align with industry standards, the mandate of the Environmental, Health & Safety Committee be broadened to include Corporate Social Responsibility. A new terms of reference and respective charters were developed and approved by the Board. The main purpose of the Corporate Social Responsibility Committee (formerly the Environmental, Health & Safety Committee) is to review, monitor and make recommendations to the Board of Directors in respect of the health and safety, environmental, community, business conduct and human rights policies and activities of the Corporation in order to verify that such policies and activities reflect, and are in accordance with their respective charters.

D.	Employees

The number of employees of the Corporation as of December 31, 2014, 2013 and 2012, was 373, 442 and 471 respectively. The distribution of the employees was the following:

Category of Activity or	December 31,
Geographical Location	2014	2013	2012
Head Office / Montreal	15	25	32
Beaufor	117	173	163
Island Gold	205	202	191
Exploration	2	2	20
Camflo	31	35	21
Monique	3	5	-
Francoeur	-	-	44
Total	373	442	471

E.	Share Ownership

See “ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES - A. Directors and Senior Management” above for the number of shares of the Corporation’s common shares held by directors and executive officers of the Corporation.

Information regarding the outstanding stock options held by directors and senior management of the Corporation as of December 31, 2014, is set forth below.

Stock Options Outstanding to Named Executive Officers and Directors as at December 31, 2014

		Unexercised
		Options at Year-
	Unexercised	End
	underlying	(#)	Exercise price of
	securities	Exercisable/	share options	Share options
Name	(unit)	Unexercisable	($)	expiry date
Renaud Adams
President and Chief Executive Officer	800,000	Nil / 800,000	2.46	Oct. 15, 2019
				-
TOTAL	800,000
Rosaire Émond	50,000		10.87	Sep. 26, 2016
Executive Vice-President and Chief Operating Officer	12,500	69,220 / 122,580	3.88	Aug. 28, 2017
	54,300		1.08	Dec. 11, 2018
	75,000		3,73	Dec. 9, 2019
TOTAL	191,800
Nicole Veilleux	16,000		5.09	Dec. 8, 2015
Vice-President, Finance	3,500		12.03	Dec. 8, 2016
	15,800	50,000 / 125,000	3.05	Dec. 11, 2017
	54,300		1.08	Dec. 11, 2018
	85,400		3.73	Dec. 9, 2019
TOTAL	175,000
Daniel Adam	15,000		5.22	Oct. 5, 2015
Vice-President, Exploration	4,200		12.03	Dec. 8, 2016
	15,800	49,560 / 85,440	3.05	Dec. 11, 2017
	54,300		1.08	Dec. 11, 2018
	45,700		3.73	Dec. 9, 2019
TOTAL	135,000
H. Greg Chamandy	30,000		4.19	Feb. 3, 2015
Director and Executive	352,000		6.57	May. 9, 2018
Chairman of the Board	100,000	295,800 / 386,200	1.62	Aug. 7, 2018
	50,000		1.29	Nov. 11, 2018
	25,000		2.55	Oct. 15, 2019
	125,000		3.73	Dec. 9, 2019
TOTAL	682,000
Elaine Ellingham	50,000		4.19	Feb. 3, 2015
Director	30,000		4.19	Feb. 3, 2015
	50,000	210,000 / 190,000	11.51	Jan. 9, 2015
	80,000		1.62	Aug. 7, 2018
	40,000		1.29	Nov. 11, 2018

		Unexercised
		Options at Year-
	Unexercised	End
	underlying	(#)	Exercise price of
	securities	Exercisable/	share options	Share options
Name	(unit)	Unexercisable	($)	expiry date
	50,000		2.70	Nov. 10, 2019
	100,000		3.73	Dec. 9, 2019
TOTAL	400,000
Michael Pesner	50,000		5.31	Nov. 8, 2015
Director	26,000		5.31	Nov. 8, 2015
	50,000		11.51	Jan. 9, 2015
	80,000	181,000 / 140,000	1.62	Aug. 7, 2018
	40,000		1.29	Nov. 11, 2018
	25,000		2.55	Oct. 15, 2019
	50,000		3.73	Dec 9, 2019
TOTAL	321,000
René Marion	40,000		1.29	Nov. 11, 2018
Director	25,000	25,000 / 90,000	2.55	Oct. 15, 2019
	50,000		3.73	Dec. 9, 2019
TOTAL	115,000

Information regarding RSUs held by directors and senior management of the Corporation as of December 31, 2014, is set forth below.

RSUs to Named Executive Officers and Directors as at December 31, 2014

	Securities Under	Market or Payout Value of
Name and Principal	RSUs Awarded	RSUs Awards that have not	Expiration
Position	that have not	Vested(1)	Date
	Vested (#)	($)
Rosaire Émond	7,000	25,830	Dec. 10, 2017
Vice-President and Chief
Operating Officer
Nicole Veilleux	8,500	31,365	Dec. 10, 2017
Vice-President, Finance
Daniel Adam	7,000	25,830	Dec. 10, 2017
Vice-President, Exploration
H. Greg Chamandy	14,000	51,660	Dec. 10, 2017
Director and Executive
Chairman of the Board
Elaine Ellingham	11,000	40,590	Dec. 10, 2017
Director
Michael Pesner	11,000	40,590	Dec. 10, 2017
Director
René Marion	11,000	40,590	Dec. 10, 2017
Director

Note:
1)	Based on a closing price of the Corporation’s shares on the TSX of $3.69 on December 31, 2014.

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

As of December 31, 2014, options for the acquisition of a total of 566,750 common shares under the Share Option Plan were outstanding and with exercise prices ranging from $4.19 to $12.03 per share, representing approximately 1.2% of the common shares issued and outstanding on such date.

As at December 31, 2014, options to acquire a total of 2,344,700 common shares had been granted under the Omnibus Long-Term Incentive Plan and with exercise prices ranging from $1.08 to $6.57 per share, representing approximately 4.9% of the common shares issued and outstanding on such date, leaving a balance of 1,916,172 available options to be issued by the Board of Directors pursuant to the Omnibus Long-Term Incentive Plan, as indicated in the table below. As at April 21, 2015, a balance of 2,947,672 options was available to be issued.

Information regarding share option plans as at December 31, 2014

	Number of shares to be	Weighted-average	Number of shares
	issued upon exercise of	exercise price of	available for future
	outstanding options	outstanding options	grants under the plan

Share Option: Old Plan	566,750	$7.62	-
Share Option: New Plan	2,344,700	$3.14	1,916,172
(approved by the holders)

During the year 2014, ten option holders exercised a total of 630,120 options.

Information regarding options outside the share option plans as at December 31, 2014

	Number of shares issued outside	Weighted-average exercise price of
	the share option plans	options

Outside the Share Option Plans	800,000	$2.46
(not approved by the holders)

The total number of common shares reserved and available for grant and issuance pursuant to Awards (including the common shares issuable upon exercise of the options granted under the existing Share option Plan of the Corporation) shall not exceed a number of common shares equal to ten percent (10%) of the total issued and outstanding common shares of the Corporation at the time of granting of Awards (on a non-diluted basis) or such other number as may be approved by the TSX and the shareholders of the Corporation from time to time, assuming there is no adjustment in accordance with the Omnibus Long-Term Incentive Plan. Options are no longer being granted under the current Share option Plan of the Corporation and all grants of Awards are now made under the Omnibus Long-Term Incentive Plan. Any increase in the issued and outstanding common shares (whether as a result of exercise of Awards or otherwise) will result in an increase in the number of common shares that may be issued on Awards outstanding at any time and any increase in the number of Awards granted will, upon exercise, make new grants available under the Omnibus Long-Term Incentive Plan.

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

Awards granted or awarded under the Omnibus Long-Term Incentive Plan may not be assigned or transferred with the exception of an assignment made to a personal representative of a deceased participant. The Board of Directors, as the case may be, may in their sole discretion, appoint from time to time one or more entities to act as administrative agent to administer the Awards under the Omnibus Long-Term Incentive Plan.

The Board of Directors will not provide financial assistance to participants to assist them in exercising their Awards, provided, however, that the Board of Directors may, in its discretion, amend the Omnibus Long-Term Incentive Plan to authorize the administrator under the Omnibus Long-Term Incentive Plan to make arrangements to provide a form of financial assistance to the participants.

Specific Terms Related to the Options

The Board of Directors (i) set the term of the options granted under the Omnibus Long-Term Incentive Plan which term cannot exceed ten (10) years and (ii) fix the vesting terms of options as it deems appropriate at the time of the grant of such options. Should the expiration date for an option fall within a period during which designated persons cannot trade in any securities of the Corporation pursuant to the Corporation's policy respecting restrictions on insider trading which is in effect at that time (a "Black-Out Period") or within nine (9) business days following the expiration of a Black-Out Period, the expiry date of the option shall be extended until that date which is the tenth business day following the end of the Black-Out Period.

The exercise price of any options granted pursuant to the Omnibus Long-Term Incentive Plan will be determined by the Board of Directors at the time of the grant, provided that the exercise price shall not be less than the market value of the common shares at the time of the grant which shall be, if the grant is made during a Black-Out Period, the volume weighted average trading price of the common shares on the TSX for the five (5) trading day period following the last day of such Black-Out Period. If the grant is made outside a Black-Out Period, the market value of the common shares shall be the volume weighted average trading price of the common shares on the TSX for the five (5) trading day period ending on the last trading day before the day on which the option is granted. Pursuant to the Omnibus Long-Term Incentive Plan, the exercise price may also be such other price as is permitted under the rules of the TSX, including the prior day’s close.

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

Specific Terms Related to the RSUs

The Board of Directors, as the case may be, will fix the period during which RSUs may vest, a period which period shall not exceed three (3) years after the calendar year in which the RSU is granted (the "Restriction Period"). Each RSU grant will be subject to certain vesting conditions (including performance criteria, if any) such conditions to be determined by the Board of Directors, as the case may be, and to be provided to the participant under a separate agreement. The vesting of the RSUs may be subject to the expiration of a performance period which corresponds to the period over which the performance criteria, if any, and other vesting conditions will be measured and which shall not end after the Restriction Period (the "Performance Period").

The participant will be entitled to receive, after the vesting determination date, which is the date on which, after the end of the Performance Period, if any, the Board of Directors, as the case may be, determines that the vesting conditions (including the performance criteria, if any) are met, but no later than the last day of the Restriction Period (the "RSU Vesting Determination Date"), payment for each awarded RSU in the form of the common shares of the Corporation, cash, or a combination of the common shares and cash, at the discretion of the Board of Directors, as the case may be. For the purposes of such payment, the market value of the common shares of the Corporation shall be the weighted average trading volume price of the common shares on the TSX for the five trading day period ending on the last trading day before the day on which the payment is made.

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

The exercise price of any SAR granted pursuant to the Omnibus Long-Term Incentive Plan will be determined by the Board of Directors at the time of the grant, provided that the exercise price shall not be less than the market value of the common shares at the time of the grant which shall be, if the grant is made during a Black-Out Period, the weighted average trading volume price of the common shares on the TSX for the five (5) trading day period following the last day of such Black-Out Period. If the grant is made outside a Black-Out Period, the market value of the common shares shall be the weighted average trading volume price of the common shares on the TSX for the five (5) trading day period ending on the last trading day before the day on which the SAR is granted.

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

Cessation in Case of Grant of Options, SARs and Retention Awards

Unless the Board of Directors decides otherwise, options, SARs or retention awards granted under the Omnibus Long-Term Incentive Plan will expire at the earlier of the expiration of the original term of the options, SARs or retention awards, and (i) the effective date of the termination as specified in the notice of termination provided by the Corporation to the participant that its employment has been terminated for cause; (ii) twelve (12) months after the participant's death; (iii) three (3) years after the participant's employment has been terminated for reasons other than for "cause" or by reason of injury or disability, after retirement of a participant (provided that the participant does not carry on any activities or business in the mining services business prior to the end of the term of his/her options, SARs or retention awards) or after a participant becoming eligible to receive long-term disability benefits; or (iv) sixty (60) days following the participant's termination of employment for any other reason.

Cessation in Case of RSUs Grant

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

D multiplied by E/F

where:

(i)	D is equal to the number of RSUs outstanding in the participant’s account;

(ii)

E is equal to the number of completed months during the applicable Performance Period, as of the date of the participant's death, termination, eligibility date to receive long-term disability benefits, election for a leave of absence or retirement (subject to the condition mentioned above); and

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

The table below describes the share options exercised during the financial year ended December 31, 2014 by Named Executive Officers and Directors and the aggregate value realized on unexercised options at Year-End.

Options Exercised by Named Executive Officers and Directors during the Most Recently Completed
Financial Year Ended December 31, 2014

			Unexercised Options at	Value of Unexercised in-the-
	Shares	Aggregate	Year-End	Money Options at Year-End(2)
Name and principal	Acquired on	Value	(#)	($)
position	Exercise	Realized(1)	Exercisable/	Exercisable/
	(#)	($)	Unexercisable	Unexercisable
H. Greg Chamandy Director and Executive Chairman of the Board	n/a	n/a	295,800 / 386,200	235,500 / 120,000
Renaud Adams(3) President and Chief Executive Officer	n/a	n/a	Nil / 800,000	Nil / 984,000
Nicole Veilleux(4) Vice-President, Finance	25,000	3,500	50,000 / 125,000	62,756 / 89,079
Daniel Adam	n/a	n/a	49,560 / 85,440	62,756 / 89,079
Vice-President, Exploration
Rosaire Émond(5) Vice-President and Chief Operating Officer	n/a	n/a	69,220 / 122,580	56,689 / 85,034
Paul Carmel(6) Former President and Chief Executive Officer	150,000	162,000	Nil / Nil	Nil / Nil
Pierre Rougeau(7) Former Executive Vice- President and Chief Financial Officer	150,000	49,500	Nil / Nil	Nil / Nil
Elaine Ellingham Director	n/a	n/a	210,000 / 190,000	215,100 / 96,000
Michael Pesner Director	n/a	n/a	181,000 / 140,000	194,100 / 96,000
René Marion Director	80,000	192,800	25,000 / 90,000	28,500 / 96,000
James Gill(8) Director	80,000	93,600	Nil / Nil	Nil / Nil

Notes:

1)

The aggregate dollar value realized is equal to the indicated number in the column entitled “Shares acquired on Exercise” times the difference between the low price of the common shares of the Corporation on the TSX on the day that the NEO exercised his or her options and the exercise price of the options.

2)	The value is based on the closing price of the common shares of the Corporation on the TSX on December 31, 2014, which was $3.69.
3)	On November 17, 2014, Mr. Adams was appointed President and CEO.
4)	On September 25, 2014, Ms. Veilleux was appointed Vice-President, Finance.
5)	On January 13, 2014, Mr. Émond was appointed Vice-President and Chief Operating Officer and he resigned on March 6, 2015.
6)	Mr. Carmel was relieved of his duties on July 2, 2014.
7)	On September 25, 2014, Mr. Rougeau resigned from his position as Executive Vice-President and Chief Financial Officer.
8)	Mr. Gill resigned on October 17, 2014.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

On September 30, 2014, Oxbridge Bank & Trust Scc sold all its shares to Oxbridge Group Inc.by way of transfer. As of April 21, 2015, to the knowledge of the directors and executive officers of the Corporation, Oxbridge Group Inc. (“Oxbridge”), an entity ultimately controlled by H. Greg Chamandy, a member of the Board of the Corporation and Chairman of the Board, is the only shareholder, directly or indirectly, beneficially owning or controlling over more than 5% of the outstanding common shares of the Corporation. Oxbridge, with its affiliates, beneficially owns or controls directly or indirectly 5,016,363 common shares representing approximately 8.66% of the outstanding common shares of the Corporation (excluding common shares underlying outstanding options). See “ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES – E. Share Ownership” above.

Mr. Chamandy and Oxbridge became a shareholder of the Corporation in 2009.

Mr. Chamandy or Oxbridge does not have any different voting rights compared with the Corporation’s other shareholders.

As of April 21, 2015, a total of 7,225,154 shares of the Corporation’s common shares, representing 12.47% of the issued and outstanding shares of the Corporation’s common shares, were held by a total of 120 U.S. record holders.

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

In 2011, the Corporation paid fees to Davies in the amount of approximately $27 thousand (including taxes) for professional services rendered mainly in connection with legal tax advice ($14 thousand, in 2010, mainly in connection with legal tax advice).

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

Subsequent Transaction

See “ITEM 8. FINANCIAL INFORMATION - B. Significant Change” for a discussion of the issuance of 9.625 million of common shares.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

The following consolidated financial statements of the Corporation are attached to this Annual Report:

Independent Auditor’s report of registered public accounting firm dated February 18, 2015 on Internal Control over financial reporting and on the Consolidated Statements of Financial Position as at December 31, 2014 and 2013, Consolidated Income Statements, Consolidated Statements of Comprehensive Income, Consolidated Statements of Changes in Equity, and Consolidated Statements of Cash Flows for the years ended December 31, 2014, 2013 and 2012.

Notes to Consolidated Financial Statements.

The Corporation has not declared or paid any dividends on its common shares since its incorporation. Richmont Mines has no current plans to pay dividends on its common shares. Its present policy is to retain earnings to finance its capital expenditures program. In the future, the Board of Directors may declare dividends according to its assessment of the financial position of the Corporation, taking into account its financing requirements for future growth and other factors that the Board of Directors may deem relevant in the circumstances. The Corporation had no export sales during 2014.

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

The Corporation has reported a significant change since the date of the annual financial statements included:

On January 21, 2015, a syndicate of underwriters, has agreed to purchase on a bought deal basis 8.5 million common shares of the Corporation at a price of $4.00 per share for gross proceeds of $34.0 million. In addition, the underwriters have been granted an over-allotment option to purchase up to an additional 1.125 million common shares from the Corporation, exercisable in whole or in part at the Offering Price for a period of 30 days from closing of the Offering, for additional gross proceeds of up to approximately $4.5 million. If the Over-Allotment Option is exercised in full, the total gross proceeds to the Corporation will be $38.5 million. Following the deduction of estimated fees, net proceeds are expected to amount to $36.1 million, and the Corporation’s share capital will increase by the same amount. The financing was closed on February 11, 2015 and the full over-allotment option was exercised.

ITEM 9.	THE OFFER AND LISTING

The Corporation’s common shares are traded on the TSX under the symbol “RIC” and on the NYSE MKT also under the symbol “RIC”.

Toronto Stock Exchange

Set forth below are the high and low sell prices on the TSX for actual trades of shares of the Corporation’s common shares for the periods indicated.

Last Five Full Years
Toronto Stock Exchange
Common Shares Trading Activity

	- Price -
	Canadian Dollars
Year Ended	High	Low

December 31, 2010	$5.71	$3.78
December 31, 2011	$13.39	$4.28
December 31, 2012	$12.98	$2.69
December 31, 2013	$3.44	$1.00
December 31, 2014	$4.00	$1.09

Last Two Full Years
Toronto Stock Exchange
Common Shares Trading Activity

	- Price -
	Canadian Dollars
Quarter Ended	High	Low

March 31, 2013	$3.44	$2.30
June 30, 2013	$2.82	$1.37
September 30, 2013	$1.88	$1.32
December 31, 2013	$1.50	$1.00
March 31, 2014	$2.07	$1.09
June 30, 2014	$1.63	$1.21
September 30, 2014	$3.07	$1.36
December 31, 2014	$4.00	$2.07

Last Six Months
Toronto Stock Exchange
Common Shares Trading Activity

	- Price -
	Canadian Dollars
Month Ended	High	Low

October 31, 2014	$2.94	$2.07
November 30, 2014	$3.83	$2.17
December 31, 2014	$4.00	$3.07
January 31, 2015	$4.55	$3.54
February 28, 2015	$4.49	$3.80
March 31, 2015	$4.19	$3.51
*	The closing price of the Corporation’s common shares on the TSX on April 21, 2015 was CAN$3.93.

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

Last Five Full Years
American Stock Exchange /
NYSE Amex, NYSE MKT
Common Shares Trading Activity

	- Price -
	US Dollars
Year Ended	High	Low

December 31, 2010	$5.72	$3.50
December 31, 2011	$13.40	$4.28
December 31, 2012	$12.91	$2.71
December 31, 2013	$3.44	$0.94
December 31, 2014	$3.49	$1.04

Last Two Full Years
NYSE Amex, NYSE MKT
Common Shares Trading Activity

	- Price -
	US Dollars
Quarter Ended	High	Low

March 31, 2013	$3.44	$2.23
June 30, 2013	$2.78	$1.31
September 30, 2013	$1.85	$1.28
December 31, 2013	$1.47	$0.94
March 31, 2014	$1.85	$1.04
June 30, 2014	$1.52	$1.11
September 30, 2014	$2.82	$1.27
December 31, 2014	$3.49	$1.86

Last Six Months
NYSE MKT
Common Shares Trading Activity

	- Price -
	US Dollars
Month Ended	High	Low

October 31, 2014	$2.60	$1.86
November 30, 2014	$3.36	$1.91
December 31, 2014	$3.49	$2.61
January 31, 2015	$3.68	$2.97
February 28, 2015	$3.56	$3.00
March 31, 2015	$3.35	$2.78
*	The closing price of the Corporation’s common shares on the NYSE MKT on April 21, 2015 was US$3.18.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

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

On August 5, 2014, Richmont Mines Inc. announced that it has signed a definitive agreement to acquire the outstanding 31% ownership of four patented claims on the Island Gold Mine property, thereby increasing its ownership of these claims to 100% from 69% previously. The 31% ownership held by the third party will be acquired by Richmont in return for a 3% Net Smelter Return (“NSR”) royalty that is payable on 100% of the mineral production from the four claims, SSM2490, SSM2491, SSM2666 and SSM2667. As part of this agreement Richmont will make the following advance royalty payments: $1 million upon closing of the transaction, and $1 million on each of January 3, 2015 and January 3, 2016. Advance royalty payments will decrease to $0.3 million as of January 3, 2017, and will be paid annually until such time as a total of $5.1 million has been paid in royalties (including advance royalties) to the third party, after which advance royalty payments will cease. All advance royal payments will be credited against any future NSR payments.

Public Prospectus

On April 23, 2014, Richmont Mines announced that it closed the bought deal financing previously announced on April 3, 2014. The Corporation issued a total of 8.05 million common shares at a price of CAN$1.45 per share, including the entire over-allotment option of 1.05 million common shares, on a bought-deal basis, for aggregate gross proceeds of CAN$11.67 million, through a syndicate of underwriters lead by Macquarie Capital Markets Canada Ltd. and including BMO Nesbitt Burns Inc., CIBC World Markets Inc. and Desjardins Securities Inc (the "Offering"). The proceeds from the Offering would be used for working capital and general corporate purposes.

On February 11, 2015, Richmont Mines Inc. announced that it closed the bought deal financing previously announced on January 20, 2015, and increased on January 21, 2015. Indeed, on January 20, 2015, Richmont Mines Inc. announced that it entered into an agreement with Macquarie Capital Markets Canada Ltd. (“Macquarie”) as lead underwriter, on behalf of a syndicate of underwriters, for the issuance of 7.5 million common shares of the Corporation, on a bought-deal basis, at a price of CAN$4.00 per share (the “Offering Price”) for gross proceeds of CAN$30 million (the “Offering”). The syndicate of underwriters also included CIBC World Markets Inc., National Bank Financial Inc., BMO Capital Markets, TD Securities Inc., and PI Financial Corp. On January 21, 2015, Richmont Mines Inc. announced that it has agreed to increase the size of its previously announced bought deal offering to CAN$34 million.

Land and mining rights agreement

On October 16, 2013, Richmont Mines entered into a land and mining rights agreement with Argonaut Gold, owner of the Magino Gold Project that is adjacent to the Corporation’s Island Gold Mine. The agreement will enable Richmont to extend the western boundary of its Island Gold Deep project by a distance of approximately 585 metres thus increasing the project’s exploration potential towards the west. Mining rights below a depth of 400 metres were also secured on several claims to the south of the Island Gold Deep project, thus adding to the project’s exploration potential at depth. As part of the agreement, Richmont will acquire Claim SSM 722481 in its entirety, which immediately abuts Island Gold’s Lochalsh Zone, where reserves and resources currently exist and where mining is currently taking place. In exchange, Argonaut will receive exploration and mining rights from surface to a maximum depth of 400 metres on certain Richmont claims that border the Magino Gold Project, providing it with greater flexibility in its project development. Under the terms of the agreement, Richmont will receive a net payment of CAN$2.0 million in cash from Argonaut upon completion of the land transactions. This Agreement was slightly modified in June 2014. Under the revised terms, Argonaut will receive one claim in its entirety and surface and mining rights down to a depth of 400 metres on six claims. It will also receive surface rights on two claims down to a depth of 100 metres. The Corporation will receive two additional claims for a total of three and mining rights below a depth of 400 metres on three claims. As previously reported, under the terms of the Agreement, the Corporation will receive a net payment of CAN$2.0 million in cash from Argonaut upon completion of the land transactions, which are now expected to take place in 2015.

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

Background

A shareholder rights plan was adopted by the Corporation’s shareholders in 2002 and, in accordance with the terms set out at that time, the plan required ratification at the Corporation’s annual meetings in 2005, 2008 and 2011, and would expire in April 2012. In lieu of shareholders ratifying the plan in 2011 for one year only (the plan would have expired in 2012), the Board of Directors thought it was appropriate to bring the shareholder rights plan up to date. Consequently a new shareholder rights plan was approved by the shareholders at the Corporation’s annual and special meeting on May 13, 2011, subject to reconfirmation by shareholders every three years. The plan was renewed on May 8, 2014.

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

In management’s opinion, the terms of the Amended and Restated Rights Plan conform to the terms of plans now in place in many other Canadian public companies.

Effective Date

The effective date of the Amended and Restated Rights Plan is March 28, 2011 (the “Effective Date”).

Term

The Amended and Restated Rights Plan was reconfirmed at the meeting of shareholders scheduled on May 8, 2014, it is in effect until the end of the annual meeting of shareholders of the Corporation to be held in 2017 unless the Amended and Restated Rights Plan is reconfirmed at that meeting by the shareholders. If the Amended and Restated Rights Plan is so reconfirmed, it will then need to be reconfirmed at every third annual meeting. If it is not reconfirmed it will terminate. Even if reconfirmed by the shareholders, it expires ten years after the Effective Date or in 2021, at which time a new plan can be adopted.

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

Shareholder Approval

The Amended and Restated Rights Plan was confirmed and approved by the affirmative vote of a majority of the votes cast by shareholders of the Corporation at the Annual Meeting of shareholders on May 8, 2014.

The Amended and Restated Rights Plan have been approved by resolution by the shareholders at May 8, 2014 annual meeting of shareholders.

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

The summary is based on the tax laws of the United States, including the Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, existing and proposed regulations thereunder, published rulings and court decisions, as well as on the Treaty, all as currently in effect and all subject to change at any time, possibly with retroactive effect.

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

For tax years beginning after 2012, dividends paid to U.S. citizens and residents with modified adjusted gross income above $200,000 ($250,000 for joint returns) also will be subject to a 3.8% tax on net investment income. The 3.8% tax is imposed on the lesser of net investment income or the excess of modified adjusted gross income above $200,000 for single and head of household tax returns ($250,000 for joint returns). For estates and trusts the threshold applies at the top marginal bracket, which for 2015 starts at $12,300. There is an exemption for foreign trusts except to the extent the foreign trust has United States beneficiaries.

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

Effect of Canadian Withholding Taxes. As discussed above in Taxation, Dividends, under current law payments by the Corporation to foreign investors are subject to a 25% Canadian withholding tax. The rate of withholding applicable to United States Holders that are eligible for benefits under the Treaty generally is reduced to a maximum rate of 15% (except for certain corporate holders). For United States federal income tax purposes, United States Holders will be treated as having received the amount of Canadian taxes withheld by the Corporation, and as then having paid over the withheld taxes to the Canadian taxing authorities. As a result of this rule, the amount of dividend income included in gross income for United States federal income tax purposes by a United States Holder with respect to the payment of dividends may be greater than the amount of cash actually received (or receivable) by the United States Holder from the Corporation with respect to the payment.

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

As with dividends, for tax years beginning after 2012, capital gains of U.S. citizens and residents with modified adjusted gross income above $200,000 ($250,000 for joint returns) will be subject to an additional 3.8% tax on net investment income.

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

The Corporation’s financial results are sensitive to movements in the price of gold, and the US$/CAN$ exchange rate, as the Corporation mostly generates revenue in US dollars and generally incurs expenses in Canadian dollars. The following table describes, for demonstration purposes only, the financial impact that changes in certain variables would generally have had on the Corporation’s 2014 net earnings, all other variables being constant.

SENSITIVITY ANALYSIS
Variable	Change	Impact on net earnings
(in thousands of CAN$)
Price of gold (US$)	+/-10% per ounce	+/- 9,566
Exchange rate (US$/CAN$)	+/- 9% (US$/CAN$)	+/- 7,779

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

Interest Rate Risk Disclosure

At December 31, 2014, the Corporation had long-term Finance lease obligations, Contract payment holdbacks, Royalty payments payable, Long-term share-based compensation and Closure allowance . See “ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS - A. Operating Results – Long-Term Debt” above. The Corporation does not believe it is exposed to significant interest rate risk.

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

a)

Disclosure Controls and Procedures. Based on their evaluation of the Corporation’s disclosure controls and procedures as of the end of the period covered by this Annual Report, and pursuant to Rule 13a-15 or Rule 15d-15 of the Securities Exchange Act of 1934, Renaud Adams, President and Chief Executive Officer and Nicole Veilleux, Vice-President, Finance have concluded that the Corporation’s disclosure controls and procedures (as defined in Rule 13a-15(e) or Rule 15d-15(e)) are designed to ensure that information required to be disclosed by the Corporation in the reports that it files under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and are operating in an effective manner.

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

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2014. In making this assessment, management used the criteria for effective internal control over financial reporting set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in 2013 Internal Control-Integrated Framework. Based on this assessment, management has concluded that, as of December 31, 2014, the Corporation’s internal control over financial reporting was effective based on those criteria.

The effectiveness of the Corporation’s internal control over financial reporting as of December 31, 2014 has been audited by Raymond Chabot Grant Thornton LLP, an independent registered public accounting firm, as stated in their report which appears herein.

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

The Board has a Code of Ethics for employees responsible for financial information, including the CEO, the Vice-President, Finance, the Vice-President and Chief Operating Officer and any other person performing functions that are connected to the objective of the Code of Ethics for Financial Reporting Employees. The Code of Ethics for Financial Reporting Employees, which is under the responsibility of the Audit Committee, is reviewed and reassessed annually and must be signed by all employees every year. A copy of such code may be obtained by making a request to the Corporate Secretary of the Corporation. The Board also has a Code of Business Conduct and Ethics for its directors, officers and employees. This Code was modified to insert a clause on exceptions and overrides. The Corporation similarly has a whistle blower policy under the terms of which employees can report an offence to the Code of Business Conduct and Ethics, or voice a concern relating to possible irregularities with regards to internal accounting, auditing or internal controls, by communicating by email, mail or telephone, confidentially with an appointed director. A memo was sent to all employees of the Corporation explaining this procedure. A memo was sent to inform employees of new coordinates of the new appointed director. Furthermore, no director may participate in any Board discussion regarding a matter in which he has a conflict of interest, and may not vote on any such matter. Copies of the Business Conduct and Ethics Code and the Code of Ethics for Financial Reporting Employees are available on EDGAR at www.sec.gov/edgar.shtml.

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

The following tables show the total fees billed for each of the three past financial years by the Corporation’s principal independent accounting firm.

Audit Fees

The aggregate fees billed by the external auditors for audit services for each of the last three financial years are the following:

Nature of services (in CAN$)	2014	2013	2012
Audit services*	154,875	141,750	135,000
*	Includes the audit of the internal controls and financial reporting as required by the Sarbanes-Oxley legislation.

Audit-Related Fees

The aggregate fees billed for each of the last three financial years for certification services and related services provided by the external auditors which are reasonably related with the performance of the audit or review of the Corporation’s financial statements are described in the following table:

Nature of services (in CAN$)	2014	2013	2012
Special work	46,337	27,403	25,050

Taxation Fees

The aggregate fees billed for each of the last three financial years for the professional services provided by the external auditors with regards to tax compliance, tax advice and tax planning are described in the following table:

Nature of services (in CAN$)	2014	2013	2012
Review quarterly estimate	11,625	10,125	10,125
Planning and tax advice	5,750	6,400	7,925

All Other Fees

The aggregate fees billed for each of the last three financial years for the products and services provided by the external auditors, other than the services previously stated, are described in the following table:

Nature of services (in CAN$)	2014	2013	2012
Other consultations	869	997	8,185
Other expenses	13,125	12,955	1,968

100% of all Audit Related Fees, Tax Fees and All Other Fees reported above were approved by the Corporation’s Audit Committee.

ITEM 16.D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

The Corporation did not rely on any exemption from the listing standards for audit committees.

ITEM 16.E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The Corporation had no share repurchase program in effect in 2014.

ITEM 16.F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16.G.	CORPORATE GOVERNANCE

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

None of the mines operated by the Corporation or its subsidiaries is subject to the provisions of the United States Federal Mine Safety and Health Act of 1977 and, accordingly, no disclosure is required.

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

Audited Consolidated Financial Statements

Independent Auditor’s report of registered public accounting firm dated February 18, 2015 on Internal Control over financial reporting and on the Consolidated Statement of Financial Position as at December 31, 2014 and 2013, Consolidated Income Statement, Consolidated Statement of Comprehensive Income, Consolidated Statements of Changes in Equity, and Consolidated Statement of Cash Flows for the years ended December 31, 2014, 2013 and 2012, and a summary of significant accounting policies, and other explanatory information.

ITEM 19.	EXHIBITS

Exhibit	Exhibit
No.
1.1	Articles of the Corporation, including all amendments thereto(1)
1.2	By-Laws of the Corporation, including all amendments thereto(2)
1.3	New By-Laws No. 2012-1 adopted by the shareholders at the Annual Meeting on May 10, 2012(3)
2.1	Shareholder Rights Plan(4)
2.2	Amended and Restated Shareholders’ Rights Plan(5)
4.1	Acquisition Agreement and Amalgamation Agreement (Acquisition of Louvem Mines Inc.)(5)
4.2	Omnibus Long-Term Incentive Plan adopted by the shareholders at the Annual Meeting on May 10, 2012(6)
4.3	Private Financing: Fonds de solidarité des travailleurs du Québec (F.T.Q.); Fonds régional de solidarité Abitibi-Témiscamingue, société en commandite(7)
4.4	Private Financing: Robert Buchan; Fraser Buchan; Jennifer Buchan(7)
4.5	Private Financing: Non-brokered private placement with four institutional funds(8)
4.6	Prospectus Financing(9)
4.7	Prospectus Financing †
4.8	Agreement of Purchase and Sale dated October 15, 2013 between Prodigy Gold Inc. (“Argonaut”) and Richmont Mines Inc. (“Richmont”) †
4.9	Amending Agreement of Purchase and Sale dated June 6, 2014 between Prodigy Gold Inc. (“Argonaut”) and Richmont Mines Inc. (“Richmont”) †
4.10	Purchase and Sale Agreement dated August 1, 2014 between Richmont Mines Inc. (“Purchaser”) and Host’s Gold Incorporated (“Vendor”); and Royalty Agreement dated August 1, 2014 between Richmont Mines Inc. (“Grantor”) and Host’s Gold Incorporated (“Payee”) †
8.1	List of Subsidiaries †
12.1	Rule 13a-14(a)/15d-14(a) Certifications †
13.1	Certification of periodic financial report pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350 †

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

(5)

The Acquisition and Amalgamation Agreements were filed on EDGAR on May 28, 2010 and the Amended and Restated Shareholders Rights Plan was filed on EDGAR on April 14, 2011. The Plan was renewed on May 8, 2014. These documents are incorporated by reference in this Annual Report.

(6)

The Omnibus Long-Term Incentive Plan incorporated in the 2011 Management Information Circular and in the 2011 Annual Report on Form 20-F was filed on EDGAR on April 27, 2012. The Plan will be renewed on May 7, 2015. That document is incorporated by reference in this Annual Report.

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

(9)

Richmont Mines closed a bought deal financing on April 23, 2014, for aggregate gross proceeds of CAN$11.67 million. Incorporated by reference to the identically numbered Exhibit to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2013 filed with the Securities and Exchange Commission on April 28, 2014.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

RICHMONT MINES INC.
Registrant

Dated: April 21, 2015	By:	(/s/) Nicole Veilleux
Nicole Veilleux
Vice-President, Finance

Consolidated Financial Statements of

RICHMONT MINES INC.

Years ended December 31, 2014 and 2013

INDEPENDENT AUDITOR’S REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders of Richmont Mines Inc.

We have completed integrated audits of Richmont Mines Inc.’s 2014, 2013 and 2012 consolidated financial statements and of its internal control over financial reporting as at December 31, 2014. Our opinions, based on our audits, are presented below.

Report on the consolidated financial statements

We have audited the accompanying consolidated financial statements of Richmont Mines Inc., which comprise the consolidated statements of financial position as at December 31, 2014 and 2013 and the consolidated income statements, the consolidated statements of comprehensive income, the consolidated statements of changes in equity and the consolidated statements of cash flows for each of the years in the three-year period ended December 31, 2014, and a summary of significant accounting policies and other explanatory information.

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

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Richmont Mines Inc. as at December 31, 2014 and 2013 and its financial performance and its cash flows for each of the years in the three-year period ended December 31, 2014 in accordance with International Financial Reporting Standards as established by the International Accounting Standards Board.

Report on internal control over financial reporting

We have also audited Richmont Mines Inc. internal control over financial reporting as at December 31, 2014, based on the criteria established in “2013 Internal Control—Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission(COSO).

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

Opinion

In our opinion, Richmont Mines Inc. maintained, in all material respects, effective internal control over financial reporting as at December 31, 2014, based on the criteria established in “2013 Internal Control—Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Montreal (Canada)

February 18, 2015

____________________________

1 CPA auditor, CA public accountancy permit no. A105359

RICHMONT MINES INC.
Consolidated Financial Statements
Years ended December 31, 2014 and 2013

Consolidated Financial Statements

CONSOLIDATED INCOME STATEMENTS

Years ended December 31 (in thousands of Canadian dollars)

	2014	2013	2012
	$	$	$

CONTINUING OPERATIONS
Revenues (note 3)	132,196	90,213	101,718
Cost of sales (note 4)	111,898	85,832	73,798

GROSS PROFIT	20,298	4,381	27,920

OTHER EXPENSES (REVENUES)
Exploration and project evaluation (note 5)	3,772	7,875	20,265
Administration (note 6)	7,627	7,514	10,270
Loss on disposal of long-term assets (note 8)	639	105	198
Impairment loss on W Zone Mine (note 17.1)	-	13,472	-
Other revenues (note 9)	(102)	(154)	(28)

	11,936	28,812	30,705

OPERATING EARNINGS (LOSS)	8,362	(24,431)	(2,785)

Financial expenses (note 10)	111	1,263	656
Financial revenues (note 11)	(436)	(526)	(837)

EARNINGS (LOSS) BEFORE MINING AND INCOME TAXES	8,687	(25,168)	(2,604)

MINING AND INCOME TAXES (note 12)	505	7,994	373

NET EARNINGS (LOSS) FROM CONTINUING OPERATIONS	8,182	(33,162)	(2,977)

NET LOSS FROM DISCONTINUED OPERATION (note 13)	-	(1,098)	(42,038)

NET EARNINGS (LOSS)	8,182	(34,260)	(45,015)

EARNINGS (LOSS) PER SHARE (note 14)
Basic earnings (loss) per share
Earnings (loss) from continuing operations	0.18	(0.84)	(0.08)
Loss from discontinued operation	-	(0.03)	(1.20)

Basic net earnings (loss)	0.18	(0.87)	(1.28)

Diluted earnings (loss) per share
Earnings (loss) from continuing operations	0.18	(0.84)	(0.08)
Loss from discontinued operation	-	(0.03)	(1.20)

Diluted net earnings (loss)	0.18	(0.87)	(1.28)

BASIC WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING (in thousands)	45,261	39,594	35,055

DILUTED WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING (in thousands)	45,700	39,594	35,207

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Year ended December 31 (in thousands of Canadian dollars)

	2014	2013	2012
	$	$	$

NET EARNINGS (LOSS)	8,182	(34,260)	(45,015)

OTHER COMPREHENSIVE LOSS, NET OF TAXES
ITEMS THAT WILL BE RECLASSIFIED SUBSEQUENTLY TO NET EARNINGS (LOSS)
Fair value variation on available-for-sale financial assets	-	(18)	(281)
Realized gain on sale of available-for-sale financial assets transferred to net earnings	-	(12)	(90)

OTHER COMPREHENSIVE LOSS, NET OF TAXES	-	(30)	(371)

TOTAL COMPREHENSIVE INCOME (LOSS)	8,182	(34,290)	(45,386)

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

Year ended December 31, 2014 (in thousands of Canadian dollars)

		Contributed
	Share capital	surplus	Deficit	Total equity
	$	$	$	$

BALANCE AT DECEMBER 31, 2013	132,202	11,253	(57,102)	86,353

Issue of shares
Common	11,673	-	-	11,673
Exercise of share options	1,594	(505)	-	1,089

Common shares issue costs	(934)	-	-	(934)

Share-based compensation	-	1,594	-	1,594

Transactions with Richmont Mines shareholders	12,333	1,089	-	13,422

Net earnings and total comprehensive income	-	-	8,182	8,182

BALANCE AT DECEMBER 31, 2014	144,535	12,342	(48,920)	107,957

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

Year ended December 31, 2013 (in thousands of Canadian dollars)

				Available-for-
		Contributed		sale financial
	Share capital	surplus	Deficit	assets	Total equity
	$	$	$	$	$

BALANCE AT DECEMBER 31, 2012	132,113	9,062	(22,842)	30	118,363

Issue of shares
Exercise of share options	89	(27)	-	-	62

Issue of warrants	-	439	-	-	439

Share-based compensation	-	1,779	-	-	1,779

Transactions with Richmont Mines shareholders	89	2,191	-	-	2,280

Net loss	-	-	(34,260)	-	(34,260)

Other comprehensive loss, net of taxes
Items that will be reclassified subsequently to net earnings (loss)
Fair value variation on available-for-sale financial assets	-	-	-	(18)	(18)
Realized gain on sale of available-for-sale financial assets transferred to net earnings	-	-	-	(12)	(12)

Total comprehensive loss	-	-	(34,260)	(30)	(34,290)

BALANCE AT DECEMBER 31, 2013	132,202	11,253	(57,102)	-	86,353

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

Year ended December 31, 2012 (in thousands of Canadian dollars)

			Retained	Available-for-
		Contributed	earnings	sale financial
	Share capital	surplus	(deficit)	assets	Total equity
	$	$	$	$	$

BALANCE AT DECEMBER 31, 2011	104,872	6,688	22,173	401	134,134

Issue of shares
Common	25,981	-	-	-	25,981
Exercise of share options	2,174	(653)	-	-	1,521

Common shares issue costs	(914)	-	-	-	(914)

Convertible debentures -
Equity component, net impact	-	88	-	-	88
Deferred income and mining tax liabilities	-	(23)	-	-	(23)

Share-based compensation	-	2,962	-	-	2,962

Transactions with Richmont Mines shareholders	27,241	2,374	-	-	29,615

Net loss	-	-	(45,015)	-	(45,015)

Other comprehensive loss, net of taxes
Items that will be reclassified subsequently to net earnings (loss)
Fair value variation on available-for-sale financial assets	-	-	-	(281)	(281)
Realized gain on sale of available-for-sale financial assets transferred to net earnings	-	-	-	(90)	(90)

Total comprehensive loss	-	-	(45,015)	(371)	(45,386)

BALANCE AT DECEMBER 31, 2012	132,113	9,062	(22,842)	30	118,363

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

December 31 (in thousands of Canadian dollars)

	December 31,	December 31,
	2014	2013
	$	$

ASSETS

CURRENT ASSETS
Cash	35,273	17,551
Guaranteed investment certificate, 0.9%, maturing in February 2015	474	-
Receivables (note 15)	3,139	3,008
Income and mining tax assets	1,558	925
Exploration tax credits receivable	5,300	5,670
Inventories (note 16)	13,814	9,075

	59,558	36,229

RESTRICTED DEPOSITS (note 19 d)	1,016	3,421

PROPERTY, PLANT AND EQUIPMENT (note 17)	88,197	83,678

TOTAL ASSETS	148,771	123,328

LIABILITIES

CURRENT LIABILITIES
Payables, accruals and provisions	19,487	19,897
Income and mining taxes payable	3,241	1,225
Current portion of long-term debt	1,799	825
Current portion of asset retirement obligations	194	330

	24,721	22,277

LONG-TERM DEBT (note 18)	5,724	5,196

ASSET RETIREMENT OBLIGATIONS (note 19 c)	8,043	7,603

DEFERRED INCOME AND MINING TAX LIABILITIES (note 12)	2,326	1,899

TOTAL LIABILITIES	40,814	36,975

EQUITY
Share capital (note 20)	144,535	132,202
Contributed surplus	12,342	11,253
Deficit	(48,920)	(57,102)

TOTAL EQUITY	107,957	86,353

TOTAL LIABILITIES AND EQUITY	148,771	123,328

Commitments and subsequent event (note 23)

The accompanying notes are an integral part of the consolidated financial statements.

On behalf of the Board:

/s/ Renaud Adams	/s/ Michael Pesner
Renaud Adams	Michael Pesner
Director	Director

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31 (in thousands of Canadian dollars)

	2014	2013	2012
	$	$	$

OPERATING ACTIVITIES
Net earnings (loss)	8,182	(34,260)	(45,015)
Adjustments for:
Depreciation and depletion	21,808	14,674	10,771
Impairment loss on W Zone Mine’s assets	-	13,472	-
Impairment loss on Francoeur Mine’s assets	-	-	41,161
Adjustment to estimated recoverable value of remaining Francoeur Mine’s assets	-	867	-
Non-cash expenses related to discontinued operation	-	-	4,571
Income and mining taxes received (paid)	1,304	(1,541)	(3,626)
Interest revenues	(409)	(409)	(718)
Interest and accretion expenses on long-term debt	161	66	596
Share-based compensation	2,008	2,521	3,601
Share-based compensation settled in cash	(60)	(725)	-
Adjustment to closure allowance	(60)	-	-
Financing expenses	-	1,165	-
Accretion expense – asset retirement obligations	111	81	66
Loss on disposal of long-term assets	639	193	205
Gain on disposal of shares of publicly-traded companies	-	(12)	(90)
Mining and income taxes	505	7,994	(6,655)

	34,189	4,086	4,867

Net change in non-cash working capital items (note 21)	(6,910)	(630)	2,789

Cash flows from operating activities	27,279	3,456	7,656

INVESTING ACTIVITIES
Disposition of shares of publicly-traded companies	-	12	582
Interest received	390	420	736
Restricted deposits	(704)	(2,737)	(394)
Guaranteed investment certificate	2,650	-	-
Property, plant and equipment – Island Gold Mine	(20,168)	(27,770)	(8,364)
Property, plant and equipment – Beaufor Mine	(1,623)	(980)	(1,192)
Property, plant and equipment – W Zone Mine	(234)	(3,779)	(9,911)
Property, plant and equipment – Monique Mine	(21)	(8,358)	-
Property, plant and equipment – Francoeur Mine	-	-	(15,458)
Property, plant and equipment – Other	(1,006)	(1,001)	(2,929)
Disposition of property, plant and equipment	390	869	105

Cash flows used in investing activities	(20,326)	(43,324)	(36,825)

FINANCING ACTIVITIES
Payments of asset retirement obligations	(74)	-	-
Issue of common shares	12,762	62	27,502
Common shares issue costs	(934)	-	(914)
Interest paid	(160)	(66)	(508)
Financing expenses	-	(727)	-
Issue of convertible debentures	-	-	10,000
Retirement of convertible debentures	-	-	(10,000)
Payment of finance lease obligations	(825)	(1,660)	(633)

Cash flows from (used in) financing activities	10,769	(2,391)	25,447

Net change in cash and cash equivalents	17,722	(42,259)	(3,722)

Cash and cash equivalents, beginning of year	17,551	59,810	63,532

Cash and cash equivalents, end of year (note 26 d)	35,273	17,551	59,810

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2014, 2013 and 2012 (in thousands of Canadian dollars)

1.	General information and compliance with IFRS

Richmont Mines Inc. (the “Corporation“), is incorporated under the Business Corporations Act (Quebec) and is engaged in mining, exploration and development of mining properties, principally gold.

The consolidated financial statements have been prepared by the Corporation’s management in accordance with International Financial Reporting Standards (“IFRS”) that are in effect at December 31, 2014, as established by the International Accounting Standards Board.

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

IFRS 9 – Financial instruments (IFRS 9)

In July 2014, the International Accounting Standards Board (“IASB”) published IFRS 9 which replaces IAS 39 Financial Instruments: Recognition and Measurement (IAS 39). IFRS 9 introduces improvements which include a logical model for classification and measurement of financial assets, a single, forward-looking “expected loss” impairment model and a substantially-reformed approach to hedge accounting. IFRS 9 is effective for annual reporting periods beginning on or after January 1, 2018. Earlier application is permitted. The Corporation has yet to assess the impact of this new standard on its consolidated financial statements.

IFRS 15 – Revenues from contracts with Customers (IFRS 15)

In May 2014, the IASB published IFRS 15 which replaces IAS 18 Revenue, IAS 11 Construction Contracts and some revenue-related interpretations. IFRS 15 establishes a new control-based revenue recognition model, changes the basis for deciding when revenue is recognized at a point in time or over time, provides new and more detailed guidance on specific topics and expands and improves disclosures about revenue. IFRS 15 is effective for annual reporting periods beginning on or after January 1, 2017. Earlier application is permitted. The Corporation has yet to assess the impact of this new standard on its consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2014, 2013 and 2012 (in thousands of Canadian dollars)

2.4. Basis of consolidation

The consolidated financial statements consolidate those of the parent company and all of its subsidiaries as at December 31, 2014. The parent controls a subsidiary if it is exposed, or has rights, to variable returns from its involvement with the subsidiary and has the ability to affect those returns through its power over the subsidiary. The Corporation’s subsidiaries are all 100% owned by the parent company. The financial year end of all subsidiaries is December 31.

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

Details of the Corporation’s subsidiaries at December 31, 2014, are as follows:

Name of subsidiary	Principal activity	Incorporation law	Interest and voting share

Camflo Mill Inc.	Ore milling	Canada Business Corporations Act	100%

Patricia Mining Corp.	Inactive	Ontario Incorporation	100%

Louvem Mines Inc.	Inactive	Business Corporations Act (Quebec)	100%

2.5. Foreign currency translation

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

2.6. Revenue recognition

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

Milling revenue is recorded when the ore processing service is rendered by the Corporation, accepted by the client and reasonable assurance regarding collectability of the consideration exists.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2014, 2013 and 2012 (in thousands of Canadian dollars)

Interest revenue is reported on an accrual basis using the effective interest method and is included in “Financial revenues” in the income statement.

2.7. Post employment benefits and short-term employee benefits

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

2.8. Share-based compensation

The Corporation offers a long-term incentive plan that permits the granting of options (“Options”), restricted share units (“RSUs”), share appreciation rights (“SARs”) and retention awards (“Retention Awards”) to directors, officers, senior executives and other employees, consultants and service providers providing ongoing services to the Corporation.

In the event that participants are rewarded using share-based payments, the fair values of participants' services are determined by reference to the fair value of the services received or of the equity instruments granted if the Corporation cannot estimate reliably the fair value of the services received. When applicable, the fair value of each grant is evaluated using the Black-Scholes pricing model at the date of grant.

Each share-based payment is ultimately recognized as an expense (except warrants to brokers). For grants settled in equity instruments such as Options and RSUs, the compensation is considered as “contributed surplus”. For grants settled in cash or in equity instruments, at the discretion of the participant, such as SARs and Retention Awards, the fair value is the sum of the fair values of the liability component and the equity component. The Corporation first assesses the fair value of the liability component, and then the fair value of the equity component. Any subsequent change in the fair value of the liability component is recognized in the consolidated income statement. For grants settled in cash or equity instrument at the discretion of the Corporation such as RSUs, the compensation is considered as contributed surplus because the Corporation has no past practice to settle such grants in cash.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2014, 2013 and 2012 (in thousands of Canadian dollars)

2.9. Exploration and project evaluation

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

Once the commercial viability and economic benefits has been determined and approved by the Board of directors the project is classified as an Advance Exploration Project (note 2.15). Subsequent costs relating to further exploring or developing the property for eventual production are capitalized.

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

2.10. Mining and income taxes

The income tax expense is composed of current and deferred taxes. Taxes are recognized in the income statement unless they are related to items carried in other comprehensive income or directly in shareholders’ equity.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2014, 2013 and 2012 (in thousands of Canadian dollars)

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

Deferred income and mining tax assets

  Are recognized to the extent that it is probable that the underlying tax loss or deductible temporary difference will be utilized against future taxable income

  Are examined at the end of the reporting period and reduced when, in the opinion of management, it is more likely than not that the deferred income and mining tax assets will not be realized.

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

2.11. Basic and diluted earnings per share

Basic earnings per share is calculated by dividing the earnings attributable to common equity holders of the parent company by the weighted average number of common shares outstanding during the period.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2014, 2013 and 2012 (in thousands of Canadian dollars)

Diluted earnings per share is calculated by adjusting earnings attributable to common equity holders and the weighted average number of common shares outstanding for dilutive potential common shares. The Corporation’s potentially dilutive common shares comprise stock options, warrants and RSUs. The number of shares included is computed unless they are anti-dilutive. The calculation considers that dilutive potential common shares are deemed to have been converted into common shares at the beginning of the period or, if later, at the date of issue of the potential common share. The proceeds from the exercise of such instruments are assumed to be used to purchase common shares at the average market price for the period and the difference between the number of shares and the number of shares assumed to be purchased are included in the calculation.

2.12. Cash and cash equivalents

Cash and cash equivalents comprise cash and term deposits with original maturities of three months or less, and that are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value.

2.13. Exploration tax credits receivable

The Corporation is entitled to a refundable tax credit on qualified expenditures incurred in the province of Quebec. The refundable tax credits may reach 12% of qualified exploration expenditures incurred. The corporation is also entitled to a Federal tax credit on qualified exploration expenditures incurred. The exploration tax credits are recognized when the eligible expenses are incurred and when the refundable amounts can be reasonably estimated.

The exploration tax credits have been applied against the costs incurred, either as a reduction of exploration expenses or of capitalized development costs.

A valuation allowance is provided against tax credits claimed or received to the extent that recovery is not considered to be more likely than not.

2.14. Inventories

Supply, ore and precious metals inventories are valued at the lower of cost and net realizable value. The cost of supply, ore and precious metals inventories are determined using the weighted average cost formula. The cost of ore and precious metals inventories includes all expenses directly attributable to the mineral extraction and processing process, including a systematic allocation of fixed and variable production overheads that are incurred in extracting and processing ore.

Net realizable value is the estimated selling price in the ordinary course of business less any applicable estimated cost to completion and estimated selling expenses. The amount of inventories recognized as an expense is included in the cost of sales under operating costs (note 4).

2.15. Property, plant and equipment

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

Advanced exploration projects
Expenditures incurred on properties identified as having commercial viability and economic benefits (note 2.9) are capitalized as property, plant and equipment under this category. The costs of advanced exploration projects are not amortised. Costs include in particular, salaries and related benefits, retirement costs (note 2.17) and are accounted for net of secondary products generated during the advanced exploration phase. Upon commencement of commercial production, advanced exploration costs are transferred to the various categories of property, plant and equipment of mining sites in production and are depleted.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2014, 2013 and 2012 (in thousands of Canadian dollars)

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

2.16. Impairment testing of property, plant and equipment

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2014, 2013 and 2012 (in thousands of Canadian dollars)

2.17. Provisions, contingent liabilities and contingent assets

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

2.18. Leases

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2014, 2013 and 2012 (in thousands of Canadian dollars)

All other leases are treated as operating leases. Payments on operating lease agreements are recognized as an expense on a straight-line basis over the lease term. Associated costs, such as maintenance and insurance, are expensed as incurred.

2.19. Segment information

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

2.20. Equity

Share capital represents the amount received on the issue of shares, less issuance costs, net of any underlying income tax benefit from these issuance costs. If shares are issued when stock options, warrants and RSUs are exercised, the share capital account also comprises the compensation costs previously recorded as contributed surplus.

Unit placements

Proceeds from unit placements are allocated between shares and warrants issued using the residual method. Proceeds are first allocated to shares according to the quoted price of existing shares at the time of issuance and any residual in the proceeds is allocated to warrants.

Other elements of equity

Contributed surplus includes the value attributable to warrants and charges related to share-based compensation until the exercise of options issued and the settlement of the RSUs as remuneration. This account also includes the value of equity conversion option associated with the issuance of convertible debentures, net of tax.

Retained earnings (deficit) include all current and prior period retained profits or losses.

Gains and losses on available-for-sale financial assets are included in accumulated other comprehensive income in the section entitled “available-for-sale financial assets”.

All transactions with owners of the Corporation are recorded separately within equity.

2.21. Financial instruments

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2014, 2013 and 2012 (in thousands of Canadian dollars)

A financial liability is derecognized when it is extinguished, discharged, cancelled or when it expires.

Financial assets and financial liabilities are measured subsequently as described below.

Financial assets

For the purpose of subsequent measurement, financial assets of the Corporation are classified into the following categories upon initial recognition:

  loans and receivables;

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

Loans and receivables
Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. After initial recognition, these are measured at amortized cost using the effective interest method, less provision for impairment. Discounting is omitted where the effect of discounting is immaterial. Cash, guaranteed investment certificate and receivables (except taxes receivable) fall into this category of financial instruments.

Individually significant receivables are considered for impairment when they are past due or when other objective evidence is received that a specific counterparty will default.

Available-for-sale financial assets
Available-for-sale financial assets are non-derivative financial assets that are either designated to this category or do not qualify for inclusion in any of the other categories of financial assets. As at December 31, 2014 and 2013 the Corporation has no financial assets in this category.

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

Financial liabilities

The Corporation’s financial liabilities include payables, accruals (except salaries and related benefits payable), royalty payments payable, contract payment holdbacks and the closure allowance.

Financial liabilities are measured subsequently at amortized cost using the effective interest method.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2014, 2013 and 2012 (in thousands of Canadian dollars)

2.22. Accounting estimates and critical judgments

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2014, 2013 and 2012 (in thousands of Canadian dollars)

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

Recoverability of credits relating to resources and credits on duties refundable for losses
Uncertainties related to the review by government authorities of the Corporation’s current and prior years’ claims for the refundable tax credit relating to resources and the credit on duties refundable for losses, based on qualifying exploration expenditures under the Taxation Act (Quebec) and the Mining Tax Act (Quebec), require management to assess whether these claims will be settled in full or in part. Uncertainties exist with respect to the interpretation of tax legislation and regulations by government authorities, the amount of expenditures that may be disallowed by such authorities as a result of their interpretation of tax legislation and regulations and the timing of recovery of the credits.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2014, 2013 and 2012 (in thousands of Canadian dollars)

2.23. Earnings or loss from discontinued operation

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

Earnings or loss from discontinued operation, including prior year components of earnings or loss, is presented in a single amount in the consolidated income statement. This amount, which comprises the post–tax earnings or loss of discontinued operation and the post-tax gain or loss resulting from the measurement of assets is further analysed in note 13.

3.	Revenues

Revenues include revenue from gold sales, silver sales and custom milling.

4.	Cost of sales

The cost of sales includes the following items:

	2014	2013	2012
	$	$	$

Operating costs	87,984	69,688	61,102
Royalties	2,335	1,910	2,294
Depreciation and depletion	21,579	14,234	10,143
Custom milling costs	-	-	259

	111,898	85,832	73,798

5.	Exploration and project evaluation

The exploration and project evaluation expenses were incurred for the following mines and properties:

	2014	2013	2012
	$	$	$

Beaufor Mine	1,733	1,929	1,432
Island Gold Mine	771	4,532	10,969
Wasamac property	169	1,102	9,477
Monique Mine	2	221	744
Other properties	154	347	459
Project evaluation	357	474	511

Exploration and project evaluation before depreciation and exploration tax credits	3,186	8,605	23,592

Depreciation	71	229	200
Exploration tax credits	515	(959)	(3,527)

	3,772	7,875	20,265

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2014, 2013 and 2012 (in thousands of Canadian dollars)

6.	Administration

The administration expenses include the following items:

	2014	2013	2012
	$	$	$

Salaries, director’ fees and related benefits	2,484	3,320	2,822
Severance compensation	1,269[1]	269	1,986
Share-based compensation	1,506	1,887	3,601
Depreciation	158	211	129
Miscellaneous	2,210	1,827	1,732

	7,627	7,514	10,270
[1]

Severance compensation is related to the departure of the President and Chief Executive Officer and the Executive Vice-President and Chief Financial Officer and comprises $945 of cash severance and $324 of share-based compensation expense.

7.	Employees and directors remuneration

7.1. Employees and directors remuneration

Expenses recognised for employees and directors remuneration are presented below:

	2014	2013	2012
	$	$	$

Salaries and related benefits	40,432	44,497	52,876
Severance compensation	1,050	700	1,986
Severance costs – Closure of Francoeur Mine	-	-	4,306
Directors’ fees and related benefits	515	563	684
Share-based compensation	2,008	2,521	3,601
Defined contribution plans	1,085	1,220	1,109
State plans	1,115	1,282	1,380

	46,205	50,783	65,942

Less: salaries capitalized in property, plant and equipment	5,297	8,680	14,161

	40,908	42,103	51,781

7.2. Share-based compensation

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2014, 2013 and 2012 (in thousands of Canadian dollars)

A summary of the status, in 2014, 2013 and 2012, of the Corporation’s Initial Plan, and changes during the years then ended, is presented below:

		2014		2013		2012
		Weighted		Weighted		Weighted
	Number	average	Number	average	Number	average
	of options	exercise	of options	exercise	of options	exercise
	(in thousands)	price	(in thousands)	price	(in thousands)	price
		$		$		$

Options outstanding, beginning of year	935	6.93	1,378	6.44	1,637	4.66
Granted	-	-	-	-	500	10.60
Exercised	(25)	3.55	(30)	2.07	(484)	3.15
Forfeited	(193)	7.76	(312)	6.76	(274)	9.23
Expired	(150)	3.79	(101)	2.24	(1)	2.88
Options outstanding, end of year	567	7.62	935	6.93	1,378	6.44
Exercisable options, end of year	444	6.60	629	5.71	661	4.93

The following table summarizes information about the Corporation’s Initial Plan at December 31, 2014:

	Options outstanding at December 31, 2014			Exercisable options at
				December 31, 2014
Exercise		Weighted average
price	Number	remaining	Weighted average	Number	Weighted average
	of options	contractual	exercise price	of options	exercise price
	(in thousands)	life (years)	$	(in thousands)	$
$4.19 to $5.41	320	0.6	4.85	320	4.85
$6.86	12	1.5	6.86	9	6.86
$10.87 to $12.03	235	1.1	11.44	115	11.44
	567	0.8	7.62	444	6.60

The weighted average market share price at the date of exercise was $3.69 in 2014 ($3.25 in 2013 and $9.51 in 2012).

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2014, 2013 and 2012 (in thousands of Canadian dollars)

The exercise price of each option granted is the market price of the Corporation’s stock on the Toronto Stock Exchange, on the day prior to the grant, and the maximum term of the options granted is ten years. Nine types of options were issued: (1) options that vest in thirds one year after the grant date, then vest cumulatively thereafter on every anniversary date over a total length of three years, and expire five years after the date of grant; (2) options that fully vest one year after the grant date, expire three years after the grant date and are exercisable only if the Corporation’s shares have traded at $21.51 or higher at any time during any 10 days in any consecutive 20 trading day period; (3) options that vest in tranches of 20% beginning one year after the grant date, thereafter vesting cumulatively on every anniversary date over a length of four years, and expire six years after the date of grant; (4) options that vest 20% on the grant date and vest cumulatively thereafter on every anniversary date over a length of four years, and expire five years after the date of grant; (5) options that vest 50% on the grant date and 50% the year after, and expire five years after the date of grant; (6) options that vest on August 8, 2016 and expire five years after the date of grant; (7) options that vest in thirds on the grant date, then vest cumulatively thereafter on every anniversary date over a total length of two years, and expire five years after the date of grant; (8) options that vest 25% on the grant date, then vest cumulatively thereafter every month of January over a total period of three years, and expire five years after the date of grant; (9) options that vest 100% on the grant date and expire five years after the date of grant.

A summary of the status of the Corporation’s New Plan and changes during the years 2014, 2013 and 2012 is presented below:

		2014		2013		2012
		Weighted		Weighted		Weighted
	Number	average	Number	average	Number	average
	of options	exercise	of options	exercise	of options	exercise
	(in thousands)	price	(in thousands)	price	(in thousands)	price
		$		$		$
Options outstanding, beginning of year	2,505	2.64	900	5.05	-	-
Granted	879	3.38	1,639	1.30	912	5.04
Exercised	(605)	1.65	-	-	-	-
Forfeited	(434)	2.84	(34)	3.54	(12)	4.36
Options outstanding, end of year	2,345	3.14	2,505	2.64	900	5.05
Exercisable options, end of year	876	2.87	854	2.36	98	3.65

The following table summarizes information about the Corporation’s New Plan at December 31, 2014:

	Options outstanding at			Exercisable options at
	December 31, 2014			December 31, 2014
		Weighted average	Weighted		Weighted
Exercise	Number of	remaining	average	Number of	average
price	options	contractual life	exercise price	options	exercise price
	(in thousands)	(years)	$	(in thousands)	$
$1.08 to $1.62	813	3.8	1.30	399	1.43
$2.02 to $2.34	120	4.4	2.26	28	2.23
$2.51 to $3.05	308	3.8	2.81	237	2.80
$3.73 to $4.36	752	4.6	3.79	71	4.15
$6.57	352	3.4	6.57	141	6.57
	2,345	4.0	3.14	876	2.87

The weighted average market share price at the date of exercise was $2.88 in 2014.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2014, 2013 and 2012 (in thousands of Canadian dollars)

During the year ended December 31, 2014, the Corporation granted 186,900 restricted share units at a weighted average price of $3.73 per share for a total of $697. The amount expensed and recorded in contributed surplus for the restricted share units plan is $32 for 2014. Each restricted share unit is equal in value to one common share of the Corporation at the date of grant. The fair value is amortized over the vesting period of 3 years.

c)

In March and in August 2012, the Corporation signed agreements with several employees considered as key personnel. These agreements incorporate a retention payment (“Retention Awards”) provided certain conditions are met by the employee, most notably that the employee continues his or her employment with the Corporation until March and August 2017. These retention payments would be payable in 2017 in either of the Corporation’s common shares or cash, at the discretion of the employee, with the number of common shares to be determined by the current value of the common shares at the time of payment. As at December 31, 2014, the total amount that could be paid as Retention Awards under these agreements is 2 million dollars (2.25 million dollars in 2013, 6 million dollars in 2012). The cost recorded in 2014 is $456 ($742 in 2013, $639 in 2012) and the liability to this effect amounts to $982 as at December 31, 2014 ($711 in 2013, $639 in 2012), which correspond to the best estimate of the amount to be paid relating to the Retention Awards, based on estimated forfeitures and a 1.3% discount rate.

d)

In addition, 800,000 options were issued outside of the Corporation’s plans on October 16, 2014. These options vest in thirds on December 1st , 2015, and thereafter cumulatively on every December 1st over two years, and expire five years after the date of grant. These options have an exercise price of $2.46. As at December 31, 2014, all options are outstanding and none are exercisable.

e)	During 2014, the Corporation granted 1,679,100 share options to directors, officers and employees (1,639,000 in 2013 and 1,736,575 in 2012).

The weighted average fair value of these share options at the grant date, calculated using the Black-Scholes option pricing model was $1.45 ($0.58 in 2013 and $2.73 in 2012).

The compensation costs were calculated using the Black-Scholes option pricing model with the following assumptions:

	2014	2013	2012

Exercise price	$2.99	$1.34	$7.01
Share price	$2.99	$1.34	$7.01
Risk-free interest rate	1.4%	1.5%	1.6%
Expected life	3.9 years	3.8 years	3.8 years
Expected volatility	63%	56%	62%
Expected dividend yield	0.0%	0.0%	0.0%

The expected underlying volatility was based on the historical data of the Corporation’s shares over a period equivalent to the expected average life of the options.

The Corporation may grant rights to acquire shares totalling up to 10% of the total issued and outstanding common shares of the Corporation at the time of the granting. Options issued outside of plans are not accounted for in this calculation. As of December 31, 2014, a total of 1,916,172 options could still be issued.

f)

On May, 2012, 324,675 options were issued to the former President and Chief Executive Officer outside of the Corporation’s option plans. These options were exercisable at a price of $6.61 each. As of September 2014, or 60 days after the departure of said President and Chief Executive Officer, all of these options were forfeited.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2014, 2013 and 2012 (in thousands of Canadian dollars)

8.	Loss on disposal of long-term assets

The loss on disposal of long-term assets includes the following items:

	2014	2013	2012
	$	$	$

Exploration mining assets	493	-	-
Mining equipment	146	105	198

	639	105	198

9.	Other revenues

Other revenues include, among others, revenues from the sale of scrap material and rental revenue.

10.	Financial expenses

The financial expenses include the following items:

	2014	2013	2012
	$	$	$

Accretion expense – asset retirement obligations	111	81	60
Interest on finance – lease obligations[1]	-	17	21
Financing expenses (note 20 b)	-	1,165	-
Interest and accretion expenses on convertible debentures	-	-	575

	111	1,263	656
[1]

The interest on operating mine finance lease obligations is included in operating costs and amounted to $161 in 2014 (in 2013, $14 was recorded as property, plant and equipment and a financial expense of $52 was included in operating costs and in 2012, $35 was recorded as property, plant and equipment).

11.	Financial revenues

The financial revenues include the following items:

	2014	2013	2012
	$	$	$

Interest on cash and cash equivalents	409	405	718
Gain on disposal of shares of publicly-traded companies	-	12	90
Foreign exchange gain	27	109	29

	436	526	837

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2014, 2013 and 2012 (in thousands of Canadian dollars)

12.	Mining and income taxes

Income taxes

Mining and income tax expense consists of:

	2014	2013	2012
	$	$	$

Current taxes	78	785	4,610
Deferred taxes	427	7,209	(4,237)

	505	7,994	373

The income tax expense attributable to earnings from continuing operations differs from the amounts computed by applying the combined federal and provincial income tax rate of 26.71% (26.71% in 2013 and 26.69% in 2012) to earnings before mining and income taxes as a result of the following:

	2014	2013	2012
	$	$	$

Earnings (loss) before mining and income taxes	8,687	(25,168)	(2,604)

Tax expense (recovery) at combined statutory rate	2,320	(6,722)	(694)
Increase (decrease) in mining and income taxes resulting from:
Resource allowance deduction	(354)	(104)	(302)
Deductible mining taxes	(130)	58	342
Recording of deferred income tax assets unrecognized previously	(2,877)	-	(232)
Impact of the change in tax rates	1,418	410	272
Adjustment of previously deferred taxes	(327)	311	90
Non deductible expenses	492	608	789
Deferred income tax assets unrecognized on temporary differences during the year	71	13,705	1,225
Other	12	3	(65)

Income taxes	625	8,269	1,425
Mining tax	(120)	(275)	(1,052)

Mining and income taxes related to continuing operations	505	7,994	373

Mining and income taxes related to discontinued operation	-	-	(7,028)

Total mining and income tax expense	505	7,994	(6,655)

During the year ended in 2014, the Corporation amended prior years’ mining tax returns following the refusal by the Quebec tax authorities to allow the payment of credits relating to resources which had been previously claimed. The amendments to tax attributes results in the Corporation now claiming the payment of $3.4 million for credits on duties refundable for losses for prior years under the Mining Tax Act (Quebec). The calculation of the Corporation’s credits is subject to review by government authorities that may disallow certain expenditures based on their interpretation of tax legislation and regulations and the tax treatment of such expenditures cannot be finally determined until notices of assessment and payments have been received. The Corporation decided to take a conservative approach and to account for only a portion of the claimed amounts as income and mining tax assets.

Differences arising between the actual results following final resolution of some of these claims and the assumptions made could necessitate adjustments to the credit on duties refundable for losses and income tax expenses in future periods.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2014, 2013 and 2012 (in thousands of Canadian dollars)

	Balance		Balance
	January 1,	Recognized	December 31,
	2014	in net income	2014
	$	$	$

Deferred income and mining taxes assets (liabilities)
Property, plant and equipment - creditor	(2,088)	(433)	(2,521)
Property, plant and equipment - debtor	263	(4)	259
Asset retirement obligations	188	(12)	176
Exploration credits	(274)	9	(265)
Severance pay	12	13	25
	(1,899)	(427)	(2,326)
Presented in the consolidated statement of financial position:
Deferred income and mining tax assets			-
Deferred income and mining tax liabilities			(2,326)

	Balance		Balance
	January 1,	Recognized	December 31,
	2013	in net income	2013
	$	$	$

Deferred income and mining taxes assets (liabilities)
Property, plant and equipment - creditor	(2,317)	229	(2,088)
Property, plant and equipment - debtor	7,823	(7,560)	263
Shares of publicly-traded companies	(4)	4	-
Asset retirement obligations	141	47	188
Exploration credits	(343)	69	(274)
Severance pay	10	2	12
	5,310	(7,209)	(1,899)
Presented in the consolidated statement of financial position:
Deferred income and mining tax assets			-
Deferred income and mining tax liabilities			(1,899)

Deferred tax assets and liabilities

The following differences between the carrying amounts and tax bases from timing differences, unused tax losses and unused tax credits give rise to the following recognized deferred tax assets and liabilities:

	December 31, 2014
	Deferred tax	Deferred tax
	assets	liabilities	Net

Recognized deferred tax assets and liabilities
Property, plant and equipment	259	(2,521)	(2,262)
Asset retirement obligations	176	-	176
Exploration credits	-	(265)	(265)
Severance pay	25	-	25

Recognized deferred tax assets and liabilities	460	(2,786)	(2,326)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2014, 2013 and 2012 (in thousands of Canadian dollars)

	December 31, 2013
	Deferred tax	Deferred tax
	assets	liabilities	Net

Recognized deferred tax assets and liabilities
Property, plant and equipment	263	(2,088)	(1,825)
Asset retirement obligations	188	-	188
Exploration credits	-	(274)	(274)
Severance pay	12	-	12

Recognized deferred tax assets and liabilities	463	(2,362)	(1,899)

The Company has the following timing differences:

	December 31, 2014
			Quebec
			Mining
	Federal	Provincial	Duties
	$	$	$

Property, plant and equipment	70,553	125,839	32,719
Asset retirement obligations	8,061	8,061	2,569
Deductible future mining taxes	2,326	2,326	-
Severance pay	1,931	1,931	667
Share issue costs	1,254	1,254	-

	84,125	139,411	35,955

The ability to realize the tax benefits is dependent upon a number of factors, including the future profitability of operations. Deferred tax assets are recognized only to the extent that it is more likely than not that the timing differences will reverse, that sufficient taxable profits will be available to allow the asset to be recovered. Accordingly, all deferred tax assets have not been recognized, these deferred tax assets not recognized equal an amount of $30,409.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2014, 2013 and 2012 (in thousands of Canadian dollars)

13.	Net loss from discontinued operation

At the end of November 2012, management made the decision to cease commercial gold production at the Francoeur Mine. This Mine was part of the Corporation’s Quebec segment. As a result, revenues, expenses and losses relating to the discontinuation of this operation were segregated from the Corporation’s results from continuing operations, and are shown as a single line item in the consolidated income statement. The remaining property, plant and equipment from this mine were valued at their recoverable amount, and the majority of these assets are now redeployed within the Corporation’s other mines. The recoverable value of assets was established by three internal experts with the necessary expertise to determine the value of mining assets. They evaluated the fair value for each asset considering the general condition of the asset as well as the actual conditions of the market.

Operational results for the Francoeur Mine which closed on November 30, 2012 and charges related to the dismantling and closure after this date are summarized as follows:

	2014	2013	2012
	$	$	$

Revenues
Revenues from precious metals	-	1,837	8,709
Cost of sales	-	1,807	10,485

Gross profit (loss)	-	30	(1,776)

Other expenses (revenues)
Exploration and project evaluation	-	-	290
Loss on disposal of long-term assets	-	88	7
Adjustment in the asset retirement obligation	-	-	154
Impairment loss on Francoeur Mine’s assets	-	-	41,161
Adjustment to estimated recoverable value of remaining Francoeur Mine assets	-	867	-
Dismantling costs	-	182	1,389
Severance costs	-	-	4,306
Other revenues	-	(9)	(23)

	-	1,128	47,284

Operating loss	-	(1,098)	(49,060)

Accretion expense – asset retirement obligations	-	-	6

Loss before mining and income taxes	-	(1,098)	(49,066)

Mining and income taxes	-	-	(7,028)

Net loss from discontinued operation	-	(1,098)	(42,038)

Cash flows used in discontinued operation

	2014	2013	2012
	$	$	$

Cash flows from (used) operating activities	-	(5,271)	5,943
Cash flows from (used) in investing activities	-	825	(15,450)

	-	(4,446)	(9,507)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2014, 2013 and 2012 (in thousands of Canadian dollars)

14.	Earnings per share

Both the basic and diluted earnings per share have been calculated using net earnings attributable to Richmont Mines shareholders as the numerator. The weighted average number of shares for the purposes of diluted earnings per share can be reconciled to the weighted average number of ordinary shares used in the calculation of basic earnings per share as follows:

	2014	2013	2012

Weighted average number of shares used in basic earnings per share (in thousands)	45,261	39,594	35,055

Shares deemed to be issued in respect of stock option purchase plans, warrants and RSUs (in thousands)	439	-	152

Weighted average number of shares used in diluted earnings per share (in thousands)	45,700	39,594	35,207

15.	Receivables

The receivables include the following items:

	December 31,	December 31,
	2014	2013
	$	$

Taxes receivable	2,574	2,166
Prepayments and deposits	298	227
Workers’ compensation receivable	-	113
Others	267	502

	3,139	3,008

16.	Inventories

The inventories include the following items:

	December 31,	December 31,
	2014	2013
	$	$

Precious metals	2,067	1,647
Ore	7,939	3,923
Supplies	3,808	3,505

	13,814	9,075

During the year ended December 31, 2014, a write-down of inventories of $41, was recognized as an expense (write-down of inventories of $332 in 2013, including $80 from discontinued operation and write-down of inventories of $562 in 2012, including $310 from discontinued operation). There was no reversal of write-down in 2014, 2013 and 2012.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2014, 2013 and 2012 (in thousands of Canadian dollars)

17.	Property, plant and equipment

The property, plant and equipment includes the following items:

									Advan-
									ced
	Mining sites in production					Corporate office and others			explora-	Total
									tion
									projects
	Mining properties	Development costs	Buildings	Equipment	Total	Lands, buildings and leasehold improvements	Equipment and rolling stock	Total
	$	$	$	$	$	$	$	$	$	$
Gross carrying amount
Balance at January 1, 2014	1,965	76,888	13,443	36,039	128,335	2,211	1,468	3,679	16,444	148,458
Additions	3,146	15,398	1,433	2,280	22,257	-	-	-	4,948	27,205
Disposals and write-off	-	-	-	(420)	(420)	(590)	(330)	(920)	-	(1,340)
Exploration tax credits	-	(72)	-	-	(72)	-	-	-	-	(72)
Transfers	-	20,230	653	573	21,456	-	(64)	(64)	(21,392)	-
Adjustments to the asset retirement obligations	-	266	-	-	266	-	-	-	-	266
Balance at December 31, 2014	5,111	112,710	15,529	38,472	171,822	1,621	1,074	2,695	-	174,517
Depreciation and depletion
Balance at January 1, 2014	1,027	41,391	6,520	15,049	63,987	393	400	793	-	64,780
Depreciation and depletion	243	12,403	2,701	6,251	21,598	127	83	210	-	21,808
Disposals and write-off	-	-	-	(197)	(197)	(64)	(7)	(71)	-	(268)
Transfers	-	-	-	20	20	-	(20)	(20)	-	-
Balance at December 31, 2014	1,270	53,794	9,221	21,123	85,408	456	456	912	-	86,320
Carrying amount at December 31, 2014	3,841	58,916	6,308	17,349	86,414	1,165	618	1,783	-	88,197

During the fiscal year, the Corporation started mining the deep zone of Island Gold Mine. As a result, assets for this project were transferred from “advanced exploration projects” classification into the “Mining Sites in Production” classification.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2014, 2013 and 2012 (in thousands of Canadian dollars)

									Advan-
									ced
	Mining sites in production					Corporate office and others			explora-	Total
									tion
									projects
	Mining properties	Development costs	Buildings	Equipment	Total	Lands, buildings and leasehold improvements	Equipment and rolling stock	Total
	$	$	$	$	$	$	$	$	$	$
Gross carrying amount
Balance at January 1, 2013	1,965	58,714	10,312	21,891	92,882	2,546	5,261	7,807	14,836	115,525
Additions	-	8,998	1,470	8,827	19,295	280	156	436	29,970	49,701
Disposals and write-off	-	-	-	(475)	(475)	(586)	(1,137)	(1,723)	-	(2,198)
Impairment	-	(10,723)	(419)	(2,330)	(13,472)	-	-	-	-	(13,472)
Exploration tax credits	-	-	-	-	-	-	-	-	(1,225)	(1,225)
Transfers	-	19,772	2,080	8,126	29,978	(29)	(2,812)	(2,841)	(27,137)	-
Adjustments to the asset retirement obligations	-	127	-	-	127	-	-	-	-	127
Balance at December 31, 2013	1,965	76,888	13,443	36,039	128,335	2,211	1,468	3,679	16,444	148,458
Depreciation and depletion
Balance at January 1, 2013	967	32,868	5,082	10,694	49,611	293	471	764	-	50,375
Depreciation and depletion	60	8,523	1,460	4,318	14,361	116	197	313	-	14,674
Disposals and write-off	-	-	(22)	(182)	(204)	(16)	(49)	(65)	-	(269)
Transfers	-	-	-	219	219	-	(219)	(219)	-	-
Balance at December 31, 2013	1,027	41,391	6,520	15,049	63,987	393	400	793	-	64,780
Carrying amount at December 31, 2013	938	35,497	6,923	20,990	64,348	1,818	1,068	2,886	16,444	83,678

During the year 2013, the Corporation determined that the W Zone Mine and the Monique Mine met the commercial production criteria. As a result, assets for these mines were transferred from “advanced exploration projects” classification into the “Mining Sites in Production” classification. Revenues and expenses associated with these mines have been included in the results from continuing operations in the consolidated income statement from the date of such determination. In addition, at the beginning of 2013, the Corporation determined that the Island Gold Deep project met the criteria of an “Advanced Exploration Project”. As a result, the costs incurred on this project were capitalized.

During the year ended December 31, 2014, the Beaufor Mine’s average depletion rate was 96 dollars per ounce sold (82 dollars in 2013), the Island Gold Mine’s average depletion rate was 248 dollars per ounce sold (228 dollars in 2013), the Monique Mine’s average depletion rate was 257 dollars per ounce sold (281 dollars in 2013) and the W Zone Mine’s average depletion rate was 301 dollars per ounce sold (1,120 dollars in 2013). Camflo Mill had an average depletion rate of 3.06 dollars per processed tonnes for the year ended December 31, 2014 (2.88 dollars in 2013).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2014, 2013 and 2012 (in thousands of Canadian dollars)

17.1. Impairment loss

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

For the year ended December 31, 2013, considering a reduction in proven and probable reserves at the W Zone Mine, management determined that an impairment loss of $13,472 was required. A discount rate of 9% was used by the Corporation to determine the value-in-use. Value-in-use was estimated at $3,087.

18.	Long-term debt

Long-term debt includes the following financial liabilities:

	December 31,	December 31,
	2014	2013
	$	$

Royalty payments payable a)	2,000	-
Finance lease obligations b)	2,912	3,737
Contract payment holdbacks c)	1,116	1,000
Long-term share-based compensation (note 7.2 c)	982	711
Closure allowance d)	513	573
	7,523	6,021

Current portion	1,799	825

	5,724	5,196

a)

On August 5, 2014, the Corporation signed a definitive agreement to acquire the outstanding 31% ownership of four patented claims on the Island Gold Mine property, thereby increasing its ownership of these claims to 100% from 69% previously. The 31% ownership held by the third party was acquired by the Corporation in return for a 3% net smelter return (NSR) royalty that is payable on 100% of mineral production from the four claims. As part of this agreement, the Corporation made an advance royalty payment of $1,000 at the closing of the transaction, and will make the following additional future payments: $1,000 each on January 3, 2015 and January 3, 2016. In the event that there is production from these claims, advance royalty payments will continue, and will decrease to $300 as of January 3, 2017, and will be paid annually until such time as a total of $5,100 has been paid in royalties (including advance royalties) to the third party, after which advance royalty payments will cease. All advance royalty payments will be credited against any future NSR payments.

b)

During the year ended December 31, 2013, the Corporation acquired rolling stock at a cost of $4,402 via five finance leases. The Corporation benefits from an option of a lower purchase price at the end of these contracts.

The net carrying value of the rolling stock under these finance leases amounts to $3,300 ($4,792 in 2013).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2014, 2013 and 2012 (in thousands of Canadian dollars)

Future minimum finance lease payments at December 31, 2014 are as follows:

	Minimum lease payments due
	2015	2016	2017	Total

December 31, 2014:
Lease payments	922	922	1,310	3,154
Finance charges	(123)	(84)	(35)	(242)

Net present values	799	838	1,275	2,912

c)

Contract payment holdbacks represent amounts that are payable to suppliers for work that has already been completed. The holdback is payable upon completion of the contract, once the Corporation has deemed that the work meets requirements or when the contract is terminated. As at December 31, 2014, the Corporation has not yet deemed that the work done by the supplier meets requirements and estimates that the payment of the holdback will not occur in the next year (note 24).

d)

This closure allowance is payable upon the closure of the Beaufor Mine anticipated to be in 2016. Although no specific date or timeframe has been established for the closure of the mine, this closure allowance has been established using the best estimation of the amount that would be payable when the division will close.

19.	Asset retirement obligations

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

a)	Changes in asset retirement obligations

The following table sets forth the variation in the asset retirement obligations for the year ended December 31, 2014:

	2014	2013
	$	$

Balance, beginning of year	7,933	6,745
Accretion expense	111	81
Asset retirement obligation – Monique Mine	-	980
Payments – Francoeur Mine	(74)	-
Changes to estimated cash flow and payment schedules	267	127

Balance, end of year	8,237	7,933

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2014, 2013 and 2012 (in thousands of Canadian dollars)

b)	Information used in the calculation of obligations

The rate used to determine the future value of the obligations is based on the expected life of the operation and varies between 3.0% and 3.5% (between 3.0% and 3.5% in 2013) while the rate reflecting the current market assessments (adjusted for the risks specific to this liability) used to determine the present value of the obligations varies between 1.0% and 1.6% (between 1.1% and 1.7% in 2013). The payments schedule was determined by taking into account the proven and probable reserves, the estimated annual production level and the estimated mine life. The following table sets forth the estimated cash flows of future retirement costs used in the calculation of the asset retirement obligations for the year ended December 31, 2014:

	Total amount	Anticipated
	of the estimated	cash flow
	cash flow	payment schedule
2014	$

Island Gold Mine	2,269	2025
Beaufor Mine and W Zone Mine	863	2017
Camflo Mill	3,806	2017
Monique Mine	981	2015 and after
Francoeur Mine	747	2015 and after

	8,666

In 2014, the schedules of the estimated cash flows of future retirement costs of the Beaufor Mine and the Island Gold Mine were revised to take into account their updated estimated reserves and their estimated mine life.

In 2013, the schedules of the estimated cash flows of future retirement costs of the Island Gold Mine and W Zone Mine were revised to take into account their updated estimated reserves.

c)	Distribution of the asset retirement obligations

The following table sets forth the distribution of the asset retirement obligations:

	December 31,	December 31,
	2014	2013
	$	$

Camflo Mill	3,731	3,736
Island Gold Mine	1,937	1,663
Monique Mine	976	965
Beaufor Mine and W Zone Mine	846	749
Francoeur Mine	747	820

	8,237	7,933

Current portion	194	330

	8,043	7,603

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2014, 2013 and 2012 (in thousands of Canadian dollars)

d)	Restricted deposits and letters of credit

Most of the restricted deposits relate specifically to site restoration. As at December 31, 2014, the Corporation has $117 in restricted deposits with the Quebec government, $601 in restricted deposits with the Ontario government and a credit facility is available to the Corporation up to an amount of $5,000 for the issuance of letters of credit as guarantees for the settlement of asset retirement obligations. The credit facility has a fixed annual fee of 0.95% (0.95% in 2013). The following table provides the allocation of restricted deposits and letters of credit issued as at December 31, 2014:

	2014	2013
	$	$

Restricted deposits
Island Gold Mine (Island Gold Deep and Lochalsh property)	601	594
Beaufor Mine	107	107
Other	10	10

	718	711

Guaranteed investment certificate[1]	-	2,650

Other	298	60

	1,016	3,421
Letters of credit[1]
Camflo Mill	1,332	1,332
Island Gold Mine (Kremzar property)	979	979
Francoeur Mine	314	239
Monique Mine	948	-
Additional credit	-	100

	3,573	2,650
[1]

Since June 30, 2014, letters of credit have been secured by a first rank movable mortgage for a maximum amount of $6,785, guaranteed by equipment and rolling stock which has a net carrying value of $17,967. Prior to that, letters of credit were secured by the guaranteed investment certificate.

In light of a modification to the Quebec Mining Law, the financial guarantee for each of the Corporation’s Quebec mining sites must now cover 100% of the anticipated restoration work costs for each mining site. Consequently, the Corporation increased the letters of credit issued as financial guarantee by $1,023 in 2014 and must increase the financial guarantees by $1,818 in 2015 and $1,190 in 2016.

As at December 31, 2013, the Corporation had guaranteed the restoration of its mining sites by $117 in restricted deposits with the Quebec government, $594 in restricted deposits with the Ontario government and by the pledge of letters of credit amounting to $2,650.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2014, 2013 and 2012 (in thousands of Canadian dollars)

20.	Share capital

Authorized: Unlimited number of common shares with no par value

	Number	2014	Number	2013	Number	2012
	of shares	Amount	of shares	Amount	of shares	Amount
	(thousands)	$	(thousands)	$	(thousands)	$

Issued and paid: Common shares
Balance, beginning of year	39,596	132,202	39,566	132,113	33,110	104,872
Issue of shares for cash a)
Common	8,050	11,673	-	-	5,972	25,981
Exercise of stock options	630	1,594	30	89	484	2,174
Common shares issue costs, net of future tax asset a)	-	(934)	-	-	-	(914)

Balance, end of year	48,276	144,535	39,596	132,202	39,566	132,113

a)	Issue of shares

On April 23, 2014, the Corporation issued a total of 8.05 million common shares on a bought-deal basis through a syndicate of underwriters, at a price of $1.45 per share. This included the entire over-allotment option of 1.05 million shares, and generated aggregate gross proceeds of $11,673. A share issue cost of $934 was incurred relating to the issuance of common shares. A deferred tax asset of $249 related to the share issue cost was not recognised.

In 2014, the Corporation issued 630,120 common shares (30,000 in 2013 and 483,600 in 2012) following the exercise of stock options and received cash proceeds in the amount of $1,089 ($62 in 2013 and $1,521 in 2012). Contributed surplus was reduced by $505 ($27 in 2013 and $653 in 2012) which represents the fair value of the exercised stock options.

In September 2012, the Corporation issued, as part of a private placement, 5,972,540 common shares at $4.35 each for a total consideration of $25,981. An expense of $914 was incurred relating to the issuance of common shares, creating a non recorded future tax asset of $243.

b)	Warrants

During the year ended December 31, 2013, the Corporation established a Senior Secured Credit Facility for up to US$50.0 million. By mutual agreement between the Corporation and the lender, the Facility was terminated on December 20, 2013. The Corporation incurred financing costs of $1,165 related to this Facility, which was recorded as financial expenses. As part of the terms of the Facility, 812,500 warrants were issued to the lender, each warrant allowing for the acquisition of one common share at a price of $2.45 prior to August 2016. The method used to recognize the value of these warrants is the fair value method which at the grant date, calculated using the Black and Scholes pricing model, is $0.54 per warrant. Consequently, an amount of $439 was registered in shareholder’s equity in contributed surplus and the counterpart as financing costs. The assumptions used in the Black & Scholes model were a strike price of $2.45, a stock price of $1.77, a risk-free interest rate of 1.18%, an expected life of 3 years, an expected volatily of 59% and an expected dividend yield of 0%. The expected underlying volatility was based on the historical volatility of the Corporation’s shares over a period of 3 years. As at December 31, 2014 and 2013, 812,500 warrants are issued and exercisable.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2014, 2013 and 2012 (in thousands of Canadian dollars)

21.	Consolidated statements of cash flows

	2014	2013	2012
	$	$	$

Net change in non-cash working capital items

Receivables	(207)	(98)	114
Exploration tax credits receivable	442	(959)	(668)
Inventories	(4,739)	(1,311)	(167)
Payables, accruals and provisions	(2,406)	1,738	3,510

	(6,910)	(630)	2,789
Supplemental informations
Transactions with no impact on cash flows:
Property, plant and equipment increase (decrease) as a result of the revision of the estimated payment schedule and the estimated cash flow of the asset retirement obligation	266	127	(160)
Property, plant and equipment increase as a result of a new asset retirement obligations – Mine Monique	-	980	-

Payables, accruals and provisions related to property, plant and equipment	3,894	1,898	523

Increase in long-term debt related to property, plant and equipment	2,116	1,000	-

In 2014, an amount of $42, included in long-term share-based compensation, was recorded as an increase in property, plant and equipment ($117 in 2013). This amount is not included in the investing activities section. Furthermore, in 2014, an amount of $72 ($1,125 in 2013 and $950 in 2012), included in exploration tax credits receivable, was recorded as a reduction in property, plant and equipment. During 2012, an amount of $4,141 initially recorded as exploration tax credits receivable was reversed and reflected as an increase to property, plant and equipment. These amounts are not included in the net change in non-cash working capital items.

During the year 2014, an amount of $3,124 was transferred from restricted deposits to guaranteed investment certificates. This is not reflected in the consolidated statement of cash flows as it is a non-cash event.

During the year 2012, an amount of $7,169 of exploration tax credits receivable was applied against income taxes payable after the filing of the tax return.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2014, 2013 and 2012 (in thousands of Canadian dollars)

22.	Related party transactions

22.1. Transactions with key management personnel

The key management personnel include members of the Board of Directors and named executive officers of the Corporation consisting of the President & Chief Executive Officer, the Executive Vice-President and Chief Financial Officer, the Executive Vice-President and Chief Operating Officer and the Vice-President, Finance. Key management personnel remuneration includes the following expenses.

	2014	2013	2012
	$	$	$

Short-term benefits
Salaries, directors’fees, bonuses and other benefits	1,957	2,336	1,988
Professional fees	249	-	-
Severance compensation	945	266	1,986
Related benefits	110	78	159

Total short-term benefits	3,261	2,680	4,133

Post-employment benefits
Defined contribution pension plan	22	9	8
State plan	23	23	23

Total post-employment benefits	45	32	31

Stock-based compensation	1,169	1,328	2,438

	4,475	4,040	6,602

During 2014, key management exercised 105,000 share options, with a total exercise price of $192. During 2013, key management did not exercise any share options while in 2012, key management exercised 324,000 share options with a total exercise price of $1,072.

22.2. Other transactions

The former corporate secretary, who is a partner at a law firm, resigned from the position as corporate secretary on May 9, 2013. From January 2013 until the date of his resignation, the Corporation received professional services from this firm for a total consideration of $60, including taxes ($333 in 2012).

On February 1, 2012, the Corporation completed a private placement of $10,000 with the past Vice Chairman of the Corporation’s Board of Directors and two members of his immediate family in the form of debentures convertible into the Corporation’s common shares. The convertible debentures were entirely retired in September 2012.

23.	Commitments and subsequent event

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2014, 2013 and 2012 (in thousands of Canadian dollars)

On August 5, 2014, the Corporation announced that it had signed a definitive agreement to acquire the outstanding 31% ownership of four patented claims on the Island Gold Mine property, thereby increasing its ownership of these claims to 100% from 69% previously. The 31% ownership held by the third party was acquired by the Corporation in return for a 3% net smelter return royalty (NSR) that is payable on 100% of mineral production from the four claims. As part of this agreement, the Corporation made an advance royalty payment of $1,000 at the closing of the transaction, and will make the following additional future payments: $1,000 each on January 3, 2015 and January 3, 2016. In the event that there is production from these claims, advance royalty payments will continue, and will decrease to $300 as of January 3, 2017, and will be paid annually until such time as a total of $5,100 has been paid in royalties (including advance royalties) to the third party, after which advance royalty payments will cease. All advance royal payments will be credited against any future NSR payments.

The Corporation is committed, under an operating lease expiring in December 2017, to pay a total sum of $409 for office space. Minimum rental payments for the next three years amount to $136 annually.

In mid-October 2013, the Corporation announced that it had signed a land and mining rights agreement with Argonaut Gold Inc. (“Argonaut”), owner of the Magino Gold Project that is adjacent to the Corporation’s Island Gold Mine. This Agreement was slightly modified in June 2014. Under the revised terms, Argonaut will receive one claim in its entirety and surface and mining rights down to a depth of 400 metres on six claims. It will also receive surface rights on two claims down to a depth of 100 metres. The Corporation will receive two additional claims for a total of three and mining rights below a depth of 400 metres on three claims. As previously reported, under the terms of the Agreement, the Corporation will receive a net payment of $2,000 in cash from Argonaut upon completion of the land transactions, which are now expected to take place in 2015.

On January 21, 2015, a syndicate of underwriters has agreed to purchase on a bought deal basis 8.5 million common shares of the Corporation at a price of $4.00 per share for gross proceeds of $34,000. In addition, the underwriters have been granted an over-allotment option to purchase up to an additional 1.125 million common shares from the Corporation, exercisable in whole or in part at the Offering Price for a period of 30 days from closing of the Offering, for additional gross proceeds of up to approximately $4,500. If the Over-Allotment Option is exercised in full, the total gross proceeds to the Corporation will be $38,500. Following the deduction of estimated fees, net proceeds are expected to amount to $36,100, and the Corporation’s share capital will increase by the same amount. The financing was closed on February 11, 2015 and the full over-allotment option was exercised.

24.	Contingencies

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

Furthermore, in 2013, the Corporation began legal procedures against its former Monique Mine mining contractor for work that had been poorly executed or not executed at all. As at December 31, 2014, a contract holdback amount of $1,000 remains unpaid by the Corporation related to this work. In November 2014, the Corporation received a defense and counterclaim from this former contractor for an amount of $15,500. Management is of the opinion that the basis of this counterclaim is unfounded and, consequently, no provision has been accounted for in the financial statements in this respect.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2014, 2013 and 2012 (in thousands of Canadian dollars)

25.	Capital disclosures

The Corporation’s objectives when managing its capital are to safeguard the Corporation’s ability to continue as a going concern in order to support the development of its mining assets and ongoing exploration programs, to provide sufficient working capital to meet its ongoing obligations and to pursue potential investments.

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

26.	Financial instruments and risk management

a)	Fair value

The following table presents the carrying amounts and fair values of each financial instruments category:

		December 31, 2014		December 31, 2013
		Book	Fair	Book	Fair
	Fair value	value	value	Value	Value
	hierarchy	$	$	$	$

Loans and receivables
Cash[1]		35,273	35,273	17,551	17,551
Guaranteed investment certificate [1]		474	474
Receivables[1]		267	267	502	502

		36,014	36,014	18,053	18,053
Financial liabilities, at amortized cost
Payables, accruals and provisions[1]		12,681	12,681	13,096	13,096
Royalty payments payable[1]	Level 2	2,000	2,000	-	-
Finance lease obligations[2]	Level 2	2,912	2,912	3,737	3,737
Contract payment holdbacks[2]	Level 2	1,116	1,116	1,000	1,000
Closure allowance[2]	Level 2	513	513	573	573

		19,222	19,222	18,406	18,406
[1]

The Corporation owns and assumes financial assets and liabilities such as cash, guaranteed investment certificate and receivables (except taxes receivable), as well as payables, accruals and provisions (except salaries and related benefits payable). The fair value of these financial assets and liabilities approximates their book value as these items will be realized or settled in the short term.

[2]

The fair value was determined by calculating the discounted cash flows using market interest rates for financial instruments with similar characteristics. The fair value of the royalty payments payable, the finance lease obligations, the contract payment holdbacks and the closure allowance approximate the book value.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2014, 2013 and 2012 (in thousands of Canadian dollars)

b)	Fair value hierarchy

Financial instruments recognized at fair value and financial instruments measured at amortized cost for which the fair value is disclosed on the Consolidated Statement of Financial Position must be classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurement, the fair value hierarchy levels are as follow:

Level 1:	quoted prices (unadjusted) observed in active markets for identical assets or liabilities;
Level 2:	valuation techniques based on inputs other than quoted prices included in level 1, that are either directly or indirectly observable;
Level 3:	valuation techniques with significant unobservable market inputs.

c)	Market risk

The Corporation is exposed to gold price fluctuations and to fluctuations of the US dollar compared to the Canadian dollar. The Corporation could manage its exposure to these risks through the occasional use of derivative financial instruments and gold commodity contracts. The Corporation is also exposed to fluctuations of interest rates for its cash and its guaranteed investment certificate. The risks and the management of those risks were unchanged compared to previous years. The exposure to fluctuations of interest rates is not significant.

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

The price of gold is established in US dollars; to manage its exposure due to the fluctuation of the US dollar, the Corporation can occasionally enter into various types of foreign exchange contracts. During the years 2014 and 2013 the Corporation did not enter into any forward exchange contracts. At December 31, 2014 and 2013, assets and liabilities denominated in US dollars are not significant.

The following table illustrates the sensitivity of net earnings and equity in regards to the US dollar/ Canadian dollar exchange rate, all other variables being constant. It assumes a +/- 9% change of the US dollar/ Canadian dollar exchange rate for the reporting period ended December 31, 2014 (+/- 8% for the reporting period ended December 31, 2013 and +/- 7% for the reporting period ended December 31, 2012). These percentages have been determined based on the average market volatility in exchange rates in the preceding twelve months. The sensitivity analysis assumes that all the Corporation revenues are U.S. dollars based for the reporting period.

SENSITIVITY ANALYSIS
	Change	Impact on net earnings
(in thousands of CAN$)
2014	+/- 9% (US$ / CAN$)	+/- 7,779
2013	+/- 8% (US$ / CAN$)	+/- 5,267
2012	+/- 7% (US$ / CAN$)	+/- 5,572

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2014, 2013 and 2012 (in thousands of Canadian dollars)

Commodity price risk
The Corporation’s earnings are directly related to commodity prices as revenues are derived principally from the sale of gold. For its gold production, the Corporation can reduce its risk of a decrease in the price of gold through the occasional use of forward sales contracts and put and call options. The risk related to fluctuation of gold price is unchanged from the previous years. In 2014, 2013 and 2012, the Corporation did not enter into any hedging contracts for its gold production.

The following table illustrates the sensitivity of net earnings and equity to movements in the price of gold, all other variables being constant. It assumes a +/- 10% change in the average selling price of gold realized (US$ per ounce), taking into account the average exchange rate for the corresponding year.

SENSITIVITY ANALYSIS
	Change	Impact on net earnings
(in thousands of CAN$)

2014	+/- 10%	+/- 9,566
Average exchange rate (US$/CAN$) 1.1045
2013	+/- 10%	+/- 6,328
Average exchange rate (US$/CAN$) 1.0299
2012	+/- 10%	+/- 7,903
Average exchange rate (US$/CAN$) 0.9996

d)	Credit risk

Financial instruments that expose the Corporation to a credit risk consist of receivables (except taxes receivable) and cash and guaranteed investment certificate. The receivables partially consist of prepayments and consequently the exposure to credit risk for the receivables is reduced.

The Corporation invests its cash and guaranteed investment certificate in high-quality securities issued by government agencies, financial institutions and major corporations, and limits the amount of credit exposure by diversifying its holdings. At December 31, 2014 and 2013, the Corporation’s cash and guaranteed investment certificate are held through one financial institution.

As at December 31, 2014 and 2013, the cash was invested with an effective rate of 1.20%.

e)	Liquidity risk

The objective of management with respect to liquidity risk is to hold enough cash and cash equivalents in order to ensure that the Corporation has the necessary funds to meet its obligations. The liquidity risk and its management were the same as during the previous year.

Payables, accruals and provisions are due in the next financial year.

Payments for the finance lease obligations are disclosed in note 18.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2014, 2013 and 2012 (in thousands of Canadian dollars)

27.	Segmented information

The Corporation operates gold mines at different sites in Quebec and Ontario. These operating sites are managed separately given their different locations. The Corporation assesses the performance of each segment based on earnings before taxes and discontinued operation. Accounting policies for each segment are the same as those used for the preparation of the consolidated financial statements.

There was no difference in 2014 compared to annual financial statements of 2013 and 2012 in the basis of segmentation or the basis of evaluation of segment result.

2014
Segmented information				Exploration,
concerning the consolidated			Total	corporate
income statement	Quebec	Ontario	segments	and others	Total
	$	$	$	$	$

Revenues	73,225	58,971	132,196	-	132,196
Cost of sales	60,132	51,766	111,898	-	111,898

Gross profit	13,093	7,205	20,298	-	20,298

Exploration and project Evaluation	1,735	771	2,506	1,266	3,772
Administration	-	-	-	7,627	7,627
Loss on disposal of long-term assets	10	132	142	497	639
Other revenues	(63)	(32)	(95)	(7)	(102)

	1,682	871	2,553	9,383	11,936
Operating earnings (loss)	11,411	6,334	17,745	(9,383)	8,362

Financial expenses	83	28	111	-	111
Financial revenues	4	(8)	(4)	(432)	(436)

Earnings (loss) before taxes	11,324	6,314	17,638	(8,951)	8,687

Addition of property, plant and equipment	2,884	20,168	23,052	-	23,052

Current assets	16,727	8,041	24,768	34,790	59,558
Restricted deposits	369	601	970	46	1,016
Property, plant and equipment	8,861	77,184	86,045	2,152	88,197

Total assets	25,957	85,826	111,783	36,988	148,771

Current liabilities	6,918	12,504	19,422	5,299	24,721
Long-term debt	1,513	3,229	4,742	982	5,724
Asset retirement obligations	5,477	1,937	7,414	629	8,043
Deferred income and mining tax liabilities	-	-	-	2,326	2,326

Total liabilities	13,908	17,670	31,578	9,236	40,814

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2014, 2013 and 2012 (in thousands of Canadian dollars)

2013
Segmented information				Exploration,
concerning the consolidated			Total	corporate	Discontinued
income statement	Quebec	Ontario	segments	and others	operation	Total
	$	$	$	$	$	$

Revenues	41,563	50,487	92,050	-	(1,837)	90,213
Cost of sales	40,164	47,475	87,639	-	(1,807)	85,832

Gross profit (loss)	1,399	3,012	4,411	-	(30)	4,381

Exploration and project evaluation	2,240	4,532	6,772	1,103	-	7,875
Administration	-	-	-	7,514	-	7,514
Loss (gain) on disposal of long-term assets	(89)	79	(10)	26	89	105
Impairment loss on W Zone Mine	13,472	-	13,472	-	-	13,472
Other revenues	(20)	(132)	(152)	(6)	4	(154)

	15,603	4,479	20,082	8,637	93	28,812

Operating loss	(14,204)	(1,467)	(15,671)	(8,637)	(123)	(24,431)
Financial expenses	62	19	81	1,182	-	1,263
Financial revenues	(4)	(2)	(6)	(523)	3	(526)

Loss before taxes and discontinued operation	(14,262)	(1,484)	(15,746)	(9,296)	(126)	(25,168)

Net loss from discontinued operation	(1,098)	-	(1,098)	-	-	(1,098)

Addition of property, plant and equipment	13,681	27,770	41,451	437	-	41,888

Current assets	11,479	7,710	19,189	17,040	-	36,229
Restricted deposits	107	594	701	2,720	-	3,421
Property, plant and equipment	18,193	62,184	80,377	3,301	-	83,678

Total assets	29,779	70,488	100,267	23,061	-	123,328

Current liabilities	7,876	9,943	17,819	4,458	-	22,277
Long-term debt	1,573	2,912	4,485	711	-	5,196
Asset retirement obligations	5,451	1,662	7,113	490	-	7,603
Deferred income and mining tax liabilities	-	-	-	1,899	-	1,899

Total liabilities	14,900	14,517	29,417	7,558	-	36,975

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2014, 2013 and 2012 (in thousands of Canadian dollars)

2012
Segmented information				Exploration,
concerning the consolidated			Total	corporate	Discontinued
income statement	Quebec	Ontario	segments	and others	operation	Total
	$	$	$	$	$	$

Revenues	40,820	69,631	110,451	-	(8,733)	101,718
Cost of sales	39,888	44,395	84,283	-	(10,485)	73,798

Gross profit	932	25,236	26,168	-	1,752	27,920

Exploration and project evaluation	1,722	10,969	12,691	7,864	(290)	20,265
Administration	-	-	-	10,270	-	10,270
Loss (Gain) on disposal of long-term assets	1	181	182	23	(7)	198
Other revenues	(33)	(1)	(34)	(1)	7	(28)

	1,690	11,149	12,839	18,156	(290)	30,705

Operating earnings (loss)	(758)	14,087	13,329	(18,156)	2,042	(2,785)

Financial expenses	53	14	67	595	(6)	656
Financial revenues	(16)	(1)	(17)	(820)	-	(837)

Earnings (loss) before taxes and discontinued operation	(795)	14,074	13,279	(17,931)	2,048	(2,604)

Net loss from discontinued operation	(42,038)	-	(42,038)	-	-	(42,038)

Addition of property, plant and equipment	27,288	8,364	35,652	2,202	-	37,854

Current assets	6,387	12,854	19,241	55,685	-	74,926
Restricted deposits	107	184	291	393	-	684
Property, plant and equipment	21,282	35,851	57,133	8,017	-	65,150
Deferred income and mining tax assets	-	-	-	7,484	-	7,484
Total assets	27,776	48,889	76,665	71,579	-	148,244

Current liabilities	4,583	4,723	9,306	11,324	-	20,630
Long-term debt	63	-	63	639	-	702
Asset retirement obligations	4,514	1,411	5,925	450	-	6,375
Deferred income and mining tax liabilities	-	-	-	2,174	-	2,174

Total liabilities	9,160	6,134	15,294	14,587	-	29,881

In 2014, 59% of precious metals have been sold through US financial institutions (67% in 2013 and 71% in 2012).

28.	Approval of Financial Statements

The consolidated financial statements for the year ended December 31, 2014 were approved for publication by the Board of Directors on February 18, 2015.

