Form 20-F
period 2015-12-31
RICHMONT MINES INC
filed 2016-04-22
CIK 1023996

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ X ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2015

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

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: As of December 31, 2015:

58,339,963.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes[   ]   No[ X ]

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

Yes [   ]   No [ X ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer [   ]   Accelerated Filer [ X ]   Non-Accelerated Filer [   ]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing.

US GAAP [ ]	International Financial Reporting Standards as issued by the International Accounting Standards Board [ X ]	Other [ ]

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 [   ]   Item 18 [   ]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes [   ]   No [ X ]

TABLE OF CONTENTS

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

Note to Investors Concerning Certain Measures of Performance

Throughout this document, the Corporation uses performance indicators that are not defined according to International Financial Reporting Standards (“IFRS”), such as the total cash cost of production per ounce sold for each of the Corporation’s properties, excluding the rates of depreciation per ounce, and All-In Sustaining costs. These performance indicators are in no way a standard prescribed by IFRS and may not be comparable to similar measures presented by other companies. The Corporation believes that, in addition to conventional measures prepared in accordance with IFRS, the Corporation and certain investors use this information to evaluate the Corporation's performance. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

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

Cash Costs and All-In Sustaining costs (Non-IFRS Financial Performance Measures)

Cash cost is a common performance measure in the gold mining industry, but does not have any standardized definition. The Corporation reports cash cost per ounce based on ounces sold. Cash costs include mine site operating costs, administration and royalties but are exclusive of depreciation, accretion expense, capital expenditures and exploration and project evaluation costs.

All-in sustaining costs or “AISC” is an extension of the existing “cash cost” metrics and incorporates costs related to sustaining production. The Corporation believes that, although relevant, the cash cost measure does not capture the sustaining expenditures incurred, and therefore, may not present a complete picture of the Corporation’s operating performance or its ability to generate free cash flows from its operations. AISC includes cost of sales, excluding depreciation, and includes sustaining capital expenditures, sustaining exploration and evaluation costs, corporate general and administrative costs, and environmental rehabilitation accretion and depreciation.

Cash cost and all-in sustaining costs are Non-International Financial Reporting Standards (“IFRS”) performance measures, and may not be comparable to similar measures presented by other companies. The Corporation believes that, in addition to conventional measures prepared in accordance with IFRS, the Corporation and certain investors use this information to evaluate the Corporation's performance. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

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

The selected financial data of Richmont Mines Inc. (consolidated with its wholly-owned subsidiaries, Camflo Mill Inc., Patricia Mining Corporation (“Patricia Mining”) and Louvem Mines Inc. (“Louvem”); herein referred to collectively as “Richmont Mines,” “Richmont” or the “Corporation”) set forth below has been derived from the consolidated financial statements of the Corporation which have been audited by Raymond Chabot Grant Thornton LLP, Chartered Accountants, as indicated in their Independent Registered Public Accounting Firm’s report as at December 31, 2015, 2014 and 2013 and which are included elsewhere in this Annual Report.

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

The information contained in this Annual Report on Form 20-F is current as at December 31, 2015, except where a different date is specified.

The Corporation has not declared or paid any dividends on its capital stock during the past five years and currently has no intention of paying dividends subject to a periodic review of this policy by the Board of Directors.

Selected Financial Data
(IFRS)1
(in thousands of Canadian dollars except per share and share data)

	2015	2014	2013	2012	2011
Revenues	143,733	132,196	90,213	101,718	118,518
Net earnings (loss) from continuing operations	6,788	8,182	(33,162)	(2,977)	26,043
Net loss from discontinued operation	-	-	(1,098)	(42,038)	(125)
Net earnings (loss)	6,788	8,182	(34,260)	(45,015)	25,918
Earnings (loss) per share
Basic earnings (loss) per share
Earnings (loss) from continuing operations	$0.12	$0.18	($0.84)	($0.08)	$0.81
Loss from discontinued operation	-	-	($0.03)	($1.20)	-
	$0.12	$0.18	($0.87)	($1.28)	$0.81
Diluted earnings (loss) per share
Earnings (loss) from continuing operations	$0.12	$0.18	($0.84)	($0.08)	$0.80
Loss from discontinued operation	-	-	($0.03)	($1.20)	-
	$0.12	$0.18	($0.87)	($1.28)	$0.80
Total assets	207,052	148,771	123,328	148,244	167,990
Long-term debt	7,264	5,724	5,196	702	-
Working capital	47,340	34,837	13,952	54,296	68,711
Equity
Total	153,602	107,957	86,353	118,363	134,134
Share capital	181,712	144,535	132,202	132,113	104,872
Number of outstanding common shares at year end (000’s)	58,340	48,276	39,596	39,566	33,110

1 The selected financial data have been prepared using accounting policies specified by IFRS that are in effect at December 31, 2015.

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

U.S. Dollar/Canadian Dollar Exchange Rates

Year ended
December 31	Average
2011	0.9891
2012	0.9996
2013	1.0299
2014	1.1045
2015	1.2787

The following table sets forth the high and low closing exchange rate for the past six months. As of April 19, 2016, the exchange rate was 1.2660.

U.S. Dollar/Canadian Dollar Exchange Rates

Month	Low	High
November 2015	1.3052	1.3373
December 2015	1.3338	1.3965
January 2016	1.3941	1.4559
February 2016	1.3514	1.4027
March 2016	1.2965	1.3427
April 1st to April 19st , 2016	1.2660	1.3157

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

See the discussion regarding forward-looking statements on page 4.

In addition to the other information contained herein, the following risk factors should be carefully considered when evaluating an investment in the Corporation’s common shares. Some of these risks include, but are not limited to the following:

Risks Associated with the Mining Industry

The exploration of mineral properties is highly speculative, involves substantial expenditures and is frequently unsuccessful.

The Corporation's profitability is significantly affected by the costs and results of its exploration and development programs. As mines have limited lives based on proven and probable mineral reserves, the Corporation actively seeks to replace and expand its mineral reserves, primarily through exploration and development as well as through strategic acquisitions. Exploration for minerals is highly speculative in nature, involves many risks and is frequently unsuccessful. Among the many uncertainties inherent in any gold exploration and development program are the location of economic ore bodies, the development of appropriate metallurgical processes, the receipt of necessary governmental permits and the construction of mining and processing facilities. Substantial expenditures are required to pursue such exploration and development activities. Assuming discovery of an economic ore body, depending on the type of mining operation involved, several years may elapse from the initial phases of drilling until commercial operations are commenced and during such time the economic feasibility of production may change. Accordingly, the Corporation's current or future exploration and development programs may not result in any new economically viable mining operations or yield new mineral reserves to replace and expand current mineral reserves.

The Corporation's financial performance and results may fluctuate widely due to volatile and unpredictable commodity prices and changes in the exchange rate between the U.S. and Canadian Dollars.

The Corporation's earnings are directly related to commodity prices as revenues are derived principally from the sale of gold. Gold prices fluctuate widely and are affected by numerous factors beyond the Corporation's control, including central bank purchases and sales, producer hedging and de-hedging activities, expectations of inflation, the relative exchange rate of the U.S. dollar with other major currencies, global and regional demand, political and economic conditions, production costs in major gold-producing regions and worldwide production levels. The aggregate effect of these factors is impossible to predict with accuracy. In addition, the price of gold has on occasion been subject to very rapid short-term changes because of speculative activities. Fluctuations in gold prices may materially adversely affect the Corporation's financial performance or results of operations. If the market price of gold falls below the Corporation's total cash costs per ounce of production at one or more of its projects at that time and remains so for any sustained period, the Corporation may experience losses and/or may curtail or suspend some or all of its exploration, development and mining activities at such projects or at other projects. Also, the Corporation's evaluations of the proven and probable reserves at its current mines were based on a market price of gold of CAN$1,300 per ounce. If the market price of gold falls below this level, the mines may be rendered uneconomic and production may be suspended. The Corporation's policy and practice is not to sell forward its future gold production; however, under the Corporation's price risk management policy, approved by the Corporation's board of directors (the "Board"), the Corporation may review this practice on a project by project basis. The Corporation may occasionally use derivative instruments to mitigate the effects of fluctuating by-product metal prices; however, these measures may not be successful.

The volatility of gold prices is illustrated in the following table which sets out, for the periods indicated, the high, low and average afternoon fixing prices for gold on the London Bullion Market (the "London P.M. Fix").

(US$ per ounce)	2015	2014	2013	2012	2011

High price	1,296	1,385	1,694	1,792	1,895
Low price	1,049	1,142	1,192	1,540	1,319
Average price	1,160	1,266	1,411	1,669	1,572

On April 19, 2016, the London P.M. Fix was US$1,255 per ounce of gold.

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

The Corporation's operating results and cash flows are significantly affected by changes in the U.S. dollar/Canadian dollar exchange rate. All of the Corporation's precious metals revenues are earned in U.S. dollars but the majority of its operating costs at its mines, are in Canadian dollars. The U.S. dollar/Canadian dollar exchange rate has fluctuated significantly over the last several years. From January 1, 2010 to January 1, 2016, the closing Rate fluctuated from a high of CAN$1.3990 per US$1.00 to a low of CAN$0.9449 per US$1.00. On April 19, 2016, the U.S. dollar/Canadian exchange rate was CAN$1.2660 per US$1.00. Historical fluctuations in the U.S. dollar/Canadian dollar exchange rate are not necessarily indicative of future exchange rate fluctuations.

Also, the Corporation may in the future, if it considers it advisable, enter into hedging arrangements with a view to reducing some risks associated with foreign exchange exposure. However, such hedging strategies may not prove to be successful and foreign exchange fluctuations may materially adversely affect the Corporation's financial performance and results of operations.

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

The Corporation's ability to replace its existing mineral reserves as they are produced and depleted will be dependent upon locating new or expanding production from existing economic mineral reserves and developing new mines or extending and expanding existing mining operations. The Corporation’s ability to achieve full production rates at its new and expanded mines on schedule is subject to a number of risks and uncertainties. New mines may require the construction of significant new underground mining operations and may present problems in acquiring and achieving access to mine locations. The construction of underground mining facilities is subject to a number of risks, including unforeseen geological formations, implementation of new mining processes, delays in obtaining required title to mining deposits and access to locations, construction, environmental or operating permits and engineering and mine design adjustments and construction delays. These occurrences may result in delays in the planned start up dates and in additional costs being incurred by the Corporation beyond those budgeted. Moreover, the construction activities at possible mine extensions may take place concurrently with normal mining operations at, which may result in conflicts with, or possible delays to, existing mining operations.

If the Corporation experiences mining accidents or other adverse conditions, the Corporation's mining operations may yield less gold than indicated by its estimated gold production and to the extent not adequately covered by insurance may result in possible adverse financial consequences to the Corporation.

The Corporation's gold production may fall below estimated levels as a result of mining accidents such as cave-ins, rock falls, rock bursts, slope and pit wall failures, dams, fires or flooding or as a result of other operational problems such as a failure of mining, production and milling equipment. In addition, production may be reduced or curtailed if, during the course of mining, unfavourable, unusual or unexpected geological or geotechnical formations or seismic activity are encountered, ore grades are lower than expected, the physical or metallurgical characteristics of the ore are less amenable than expected to mining or treatment, data on which engineering assumptions are made prove faulty or dilution increases. The Corporation may also encounter shortages or interruptions of economical electricity and adequate water supplies at its mines and production facilities which may adversely affect operations. Finally, inclement weather conditions, floods and the occurrence of other adverse natural phenomena at its mine and production sites may curtail, interrupt or delay mining and production operations and the ability of the Corporation to transport and market its production. Occurrences of this nature and other accidents, adverse conditions or operational problems in future years may result in the Corporation's failure to achieve current or future production estimates and may make profitable mineral deposits unprofitable for continued production. In addition, the occurrence of industrial accidents may result in personal injury or death and damage to property which may result in possible legal liability to the Corporation and if not adequately covered by insurance possible adverse financial consequences to the Corporation. The occurrence of any of these factors could materially and adversely affect a project and as a result materially and adversely affect the Corporation’s business, financial condition, results of operations and cash flows.

Due to the nature of the Corporation's mining operations, the Corporation may face liability, delays and increased production costs from environmental and industrial accidents and pollution, and the Corporation's insurance coverage may prove inadequate to satisfy future claims against the Corporation.

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

The Corporation's operations are subject to numerous laws and extensive government regulations which may cause a reduction in levels of production, delay or the prevention of the development of new mining properties or otherwise cause the Corporation to incur costs that adversely affect the Corporation's results of operations.

The Corporation's mining and mineral processing operations and exploration activities are subject to the laws and regulations of federal, provincial, and local governments in the jurisdictions in which the Corporation operates. These laws and regulations are extensive and govern prospecting, exploration, development, production, exports, taxes, labour standards, occupational health and safety, waste disposal, toxic substances, environmental protection, mine safety and other matters. Compliance with such laws and regulations increases the costs of planning, designing, drilling, developing, constructing, operating, closing, reclaiming and rehabilitating mines and other facilities. New laws, regulations or taxes, amendments to current laws, regulations or taxes governing operations and activities of mining corporations or more stringent implementation or interpretation thereof could have a material adverse impact on the Corporation, cause a reduction in levels of production and delay or prevent the development of new mining properties.

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

Aboriginal rights and duty to consult

The Corporation operates and does exploration on properties, which are subject to Aboriginal rights or titles. The Corporation, under its Corporate Social Responsibility program, and local laws and regulations, is committed to consult with the First Nations group about any impact of its activities on such rights, titles or claims, which may cause delays in making decisions or project startups. Further, there is no assurance of favourable outcomes of these consultations. The Corporation may have to face adverse consequences such as significant expenses on account of lawsuits and loss of reputation.

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

Increased regulation of greenhouse gas emissions and climate change issues may adversely affect the Corporation's operations.

The Corporation operates in a number of jurisdictions in which regulatory requirements would require it to report and/or reduce greenhouse gas emissions. The Corporation's operations in Quebec use primarily hydroelectric power and, consequently, are not large producers of greenhouse gases.

Title to the Corporation's properties may be uncertain and subject to risks.

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

Production at the Corporation's mines and mine projects is dependent on the efforts of the Corporation's employees and contractors. Relationships between the Corporation and its employees may be affected by changes in the scheme of labour relations that may be introduced by relevant government authorities in the jurisdictions that the Corporation operates. Changes in applicable legislation or in the relationship between the Corporation and its employees or contractors may have a material adverse effect on the Corporation's business, results of operations and financial condition.

The Camflo Mill collective agreement that expired on December 31, 2015 is currently being negotiated with the labor union.

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

Consistent with its growth strategy, the Corporation evaluates the potential acquisition of advanced exploration, development and production assets on a regular basis. From time to time, the Corporation may also acquire securities of or other interests in corporations with whom the Corporation may complete acquisition or other transactions. These transactions involve inherent risks, including, without limitation:

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

The Corporation carries insurance against property damage and comprehensive general liability insurance for all operations. It is also insured against gold and silver bullion thefts and losses of goods in transit. Such insurance, however, contains exclusions and limitations on coverage. The Corporation believes that its insurance coverage is adequate and appropriate for the perceived risks of its current operations, however, such insurance may not continue to be available, or if available may not continue to be available at economically acceptable premiums or may not continue to be adequate to cover the Corporation’s anticipated liabilities. In some cases, however, risk coverage is not available or is considered too expensive relative to the perceived risk.

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

The construction of mining facilities and commencement of mining operations, the expansion of existing capacity and the exploration and development of the Corporation's properties, including continuing exploration and development projects, will require substantial capital expenditures. Based on current funding available to the Corporation and expected cash from operations, the Corporation believes it has sufficient funds available to fund its projected capital expenditures for all of its current mining operations. However, if cash from operations is lower than expected or capital costs at these current mining operations or future projects exceed current estimates, or if the Corporation incurs major unanticipated expenses related to exploration, development or maintenance of its properties, the Corporation may be required to seek additional financing to maintain its capital expenditures at planned levels. In addition, the Corporation will have additional capital requirements to the extent that it decides to expand its present operations and exploration activities; construct additional new mining and processing operations at any of its properties; or take advantage of opportunities for acquisitions, joint ventures or other business opportunities that may arise. Additional financing may not be available when needed or, if available, the terms of such financing may not be favorable to the Corporation and, if raised by offering equity securities, or securities convertible into equity securities, any additional financing may involve substantial dilution to existing shareholders.

Failure to obtain any financing necessary for the Corporation's capital expenditure plans may result in a delay or indefinite postponement of exploration, development or production on any or all of the Corporation's properties, which may have a material adverse effect on the Corporation's business, financial condition and results of operations.

Weakness in the global credit and capital markets could have a material adverse impact on the Corporation's liquidity and capital resources.

The credit and capital markets experienced significant deterioration in 2008, including the failure of significant and established financial institutions in the United States and abroad, and continued to show weakness and or uncertainty in 2015. These unprecedented disruptions in the credit and capital markets have negatively impacted the availability and terms of credit and capital. If uncertainties in these markets continue, or these markets deteriorate further, it could have a material adverse effect on the Corporation's liquidity, ability to raise capital and costs of capital. Failure to raise capital when needed, or on reasonable terms, may have a material adverse effect on the Corporation's business, financial condition and results of operations.

The Corporation may be party to certain mining joint ventures in the future, under which the Corporation’s joint venture partners may be in a position to prevent the Corporation from meeting its objectives.

Mining projects are often conducted through an unincorporated joint venture or an incorporated joint venture corporation. Joint ventures can often require unanimous approval of the parties to the joint venture or their representatives for certain fundamental decisions, such as an increase or reduction of registered capital, merger, division, dissolution, including indebtedness and the pledge of the joint venture assets, which means that each joint venture party has a veto right with respect to such decisions, which could in turn lead to a deadlock. The Corporation’s existing or future joint venture partners may veto the Corporation’s business plans, with regard to a specific joint venture, and prevent the Corporation from achieving its objectives. Also, any failure of any partner to meet its obligations to the Corporation or other third parties, or any disputes with respect to third parties' respective rights and obligations, could have a negative impact on the Corporation.

Risks related to owning the Corporation’s common shares

The Corporation’s shares fluctuate in price.

The market price of the Corporation’s common shares may fluctuate due to a variety of factors relating to the Corporation’s business, including the announcement of expanded exploration, development and production activities by the Corporation and its competitors, gold price volatility, exchange rate fluctuations, consolidations, dispositions, acquisitions and financings, changes or restatements in the amount of the Corporation’s mineral reserves, fluctuations in the Corporation’s operating results, sales of the Corporation’s common shares in the marketplace, failure to meet analysts’ expectations, changes in quarterly revenue or earnings estimates made by the investment community, speculation in the press or investment community about the Corporation’s strategic position, results of operations, business or significant transactions and general conditions in the mining industry or the worldwide economy. In addition, wide price swings are currently common in the markets on which the Corporation's securities trade. This volatility may adversely affect the prices of the Corporation's common shares regardless of the Corporation's operating performance. The market price of the Corporation’s common shares may experience significant fluctuations in the future, including fluctuations that are unrelated to the Corporation’s performance. Securities class action litigation has often been brought against companies following periods of volatility in the market price of their securities. The Corporation may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management's attention and resources.

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

IT System Security risks

The Corporation may be exposed to pilferage of private and sensitive data to deliberate cyber attacks or inadvertent loss of media, such as loss of laptops, phones etc. in public places. Furthermore, unauthorized access to confidential information would have a negative effect on the Corporation's reputation, business, prospects, results of operations and financial condition. The systems that are in place may not be enough to guard against loss of data due to the rapidly evolving cyber threats. The Corporation may be required to increasingly invest in better systems, software, and use of consultants to periodically review and adequately adapt and respond to dynamic cyber risks.

Conflicts of Interest

Certain of the directors and officers of the Corporation also serve as directors and/or officers of other companies involved in natural resource exploration, development and mining operations. Consequently, there exists the possibility for such directors and officers to be in a position of conflict. The directors of the Corporation are required by law to act honestly and in good faith with a view to the best interests of the Corporation, and to disclose any interest they may have in any project or opportunity of the Corporation. In addition, each of the directors is required by law to declare his or her interest in and refrain from voting on any matter in which he or she may have a conflict of interest, in accordance with applicable laws.

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

As a “foreign private issuer”, the Corporation is exempt from the Section 14 proxy rules and Section 16 of the U.S. Securities Exchange Act of 1934 and this may result in shareholders having less complete and timely data.

The submission of proxy and annual meeting of shareholder information (prepared to Canadian standards) on Form 6-K may result in shareholders having less complete and timely data. The exemption from Section 16 rules regarding sales of common shares by insiders may result in shareholders having less data in this regard.

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

The head office and principal place of business of the Corporation is located at offices of approximately 8,391 square feet at 161 avenue Principale, Rouyn-Noranda, Quebec, J9X 4P6, telephone number: 819 797-2465. The Corporation also utilizes an executive office of approximately 2,156 square feet in rented premises at 181 Bay Street, Suite 810, Bay Wellington Tower, Brookfield Place, Toronto, Ontario M5J 2T3. The common shares of Richmont Mines are listed and posted for trading on the Toronto Stock Exchange (TSX: RIC) and the New York Stock Exchange Market (NYSE MKT: RIC). The co-transfer agent for the Corporation in the United States is Computershare Trust Company, N.A., 350 Indiana Street, Suite 800, Golden, Colorado 80401.

Richmont Mines is principally engaged in activities related to the acquisition, exploration, development and operation of mineral properties. The Corporation began its exploration activities in northwestern Quebec in the spring of 1984. During the following years, it acquired a portfolio of properties with gold-bearing potential with a view to development and commercial operation.

Three-year History

Richmont Mines currently produces gold from the Island Gold Mine in Ontario and the Beaufor Mine in Quebec. The Corporation is also advancing development of the mineralized extension at depth of the Island Gold Mine in Ontario.

On January 9, 2013, the Corporation announced that it had received the required mining permits for its 100%-owned Monique Gold Project. The Corporation subsequently began overburden removal with a view to extracting a 5,000 tonnes bulk sample in 2013.

On February 25, 2013, Richmont announced estimated preliminary Inferred resources of 1.5 million tonnes grading 10.73 g/t Au for 508,000 ounces for the Island Gold Deep C Zone, located below the existing infrastructure and reserve and resource base of its Island Gold Mine. Believed to be an extension of the existing mine at depth, the C Zone is sub-vertical and occurs at approximately 450 metres to 1,000 metres below surface. For full details, refer to February 25, 2013 press release entitled “Richmont Mines Adds New High Grade Inferred Mineral Resources of 508,000 Au Ounces at 10.73 g/t at Island Gold Deep”.

On February 25, 2013, the Corporation announced the appointment of Mr. Daniel Adam as Vice-President, Exploration. Mr. Adam had been working for Richmont Mines since March 10, 2008 and had held various positions over the years.

On April 12, 2013, Richmont announced that an Island Gold Deep NI 43-101 technical report was filed on SEDAR, and the Corporation noted that new drill results continued to show Island Gold Mine potential at depth. For full details, refer to the April 12, 2013 press release entitled “Island Gold Deep 43-101 Report filed on SEDAR; New drill results continue to show Island Gold Mine deep potential”

On May 9, 2013, the scheduled four month de-commissioning process of the Francoeur Mine was completed following the November 29, 2012 mine closure and approximately $1.6 million of equipment from the operation was redeployed to the other mine sites during the year 2013.

On June 17, 2013, Richmont Mines obtained a letter of offer for a senior credit facility for up to US$50 million from Macquarie Bank Limited (“MBL”) to advance the Island Gold Deep project. The US$50 million facility consisted of three tranches, all of which were subject to certain conditions being met prior to drawdown. The Corporation issued call warrants for the purchase of 1,250,000 Richmont shares to MBL at closing of the facility agreement. The warrants had an exercise price of $2.45 per share, and they subsequently expired 3 years from the original date of their issue to MBL. A total of 812,500 warrants vested immediately upon closing of the facility agreement. The remaining 437,500 warrants were to have vested when the Corporation fully meets the conditions to drawdown Tranche B, which did not occur.

On June 19, 2013, Richmont Mines announced the successful completion of the bulk sampling phase for its W Zone Gold Project. As a result, the Corporation decided to proceed to the commercial production phase of the project.

On July 31, 2013, Richmont Mines announced the successful completion of the bulk sampling phase for its Monique Gold Project. As a result, the Corporation established estimated mineral reserves for the project, and decided to proceed to commercial production.

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

On October 7, 2013, Richmont Mines announced an updated Inferred mineral resource estimate of 2.3 million tonnes grading 10.53 g/t for 771,000 ounces of gold for the Island Gold Deep project and provided information regarding the ownership of certain claims at the project. It came to management’s attention that a portion of the Island Gold Deep project’s estimated Inferred resource base lay within four patented claims for which Richmont owned 69% with the remaining 31% being held by a third party. Refer to the October 7, 2013 press release entitled “Richmont Mines announces updated Inferred mineral resource estimate of 771,000 ounces of gold for Island Gold Deep project; Provides information regarding ownership of certain claims at project” for full details.

On October 16, 2013, Richmont Mines entered into a land and mining rights agreement with Argonaut Gold, owner of the Magino Gold Project that is adjacent to the Corporation’s Island Gold Mine. The agreement will enable Richmont to extend the western boundary of its Island Gold Deep project by approximately 585 metres thus increasing the project’s exploration potential towards the west. Mining rights below a depth of 400 metres were also secured on several claims to the south of the Island Gold Deep project, thus adding to the project’s exploration potential at depth. As part of the agreement, Richmont will acquire Claim SSM 722481 in its entirety, which immediately abuts Island Gold’s Lochalsh Zone, where reserves and resources already existed and where mining was taking place. In exchange, Argonaut will receive exploration and mining rights from surface to a maximum depth of 400 metres on certain Richmont claims that border the Magino Gold Project, providing it with greater flexibility in its project development. Under the terms of the agreement, Richmont will receive a net payment of $2.0 million in cash from Argonaut upon completion of the land transactions. This Agreement was slightly modified in June 2014. Under the revised terms, Argonaut will receive one claim in its entirety and surface and mining rights down to a depth of 400 metres on six claims. It will also receive surface rights on two claims down to a depth of 100 metres. The Corporation will receive two additional claims for a total of three and mining rights below a depth of 400 metres on three claims. As previously reported, under the terms of the Agreement, the Corporation will receive a net payment of $2.0 million in cash from Argonaut upon completion of the land transactions, which are now expected to take place in 2016.

On October 17, 2013, Richmont Mines announced that the W Zone Gold Project had successfully completed the three month pre-production phase and that commercial production was declared on October 1, 2013

On November 7, 2013, Richmont Mines announced that Mr. Christian Pichette, Richmont’s Chief Operating Officer, would retire at the end of 2013 after more than 35 years in the mining industry. During the last 8 of these years, Mr. Pichette spent as an integral part of Richmont’s team. Similarly, it was announced that Mr. Ebe Scherkus had resigned from Richmont’s Board of Directors for personal reasons. In addition, it was announced that Mr. René Marion had joined Richmont’s Board of Directors effective November 6, 2013. A mining engineer by training, Mr. Marion brought over 30 years of industry experience to the Corporation’s Board.

On December 10, 2013, Richmont Mines announced that Dr. James W. Gill would join its Board of Directors. In addition, the Corporation appointed Mr. Rosaire Émond, Eng., to the position of Vice-President and Chief Operating Officer, replacing Mr. Christian Pichette.It was also announced that Mr. Jean Bastien, Eng., MBA, had been appointed to the position of Mine Manager of the Corporation’s Island Gold Mine and that Mr. Raynald Vincent, Eng. M.G.P., had been appointed to the position of Chief Geologist for the Corporation’s Island Gold Mine.

On December 20, 2013, Richmont Mines announced that it had decided to terminate the Senior Secured Credit Facility (the “Facility”) for up to $50 million with MBL in August 2013. No amounts had been drawn on the Facility, and no gold hedging contracts had been put in place. The Corporation, in conjunction with MBL, began the process of releasing the securities that were put in place as part of the Facility. As per the terms of the Facility, the Corporation did not incur any cancellation costs.

On January 28, 2014, Richmont Mines announced an increase in Indicated and Inferred gold resources at its Island Gold Deep Project. Previously reported Inferred resources containing 771,000 ounces of gold were upgraded to Indicated resources of 456,000 tonnes at an average grade of 11.52 g/t for 169,000 ounces of gold, and Inferred resources were increased to 3,200,000 tonnes at an average grade of 9.29 g/t for 955,000 ounces of gold. The increase continued to indicate Island Gold Deep’s potential to be developed into an important high grade and long life contributor to Richmont’s Island Gold Mine.

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

On April 1, 2014, Richmont Mines announced that an updated NI 43-101 technical report was filed for the Corporation’s Island Gold Mine Property, which encompassed the producing Island Gold Mine and the Island Gold Deep resource located directly below. As per this update, the Island gold Mine Property contained estimated Proven and Probable Reserves of 143,506 gold ounces (733,347 tonnes grading 6.09 g/t Au), Measured and Indicated resources of 233,330 ounces of gold (739,700 tonnes grading 9.81 g/t Au) and Inferred resources of 1,037,327 ounces of gold (3.6 million tonnes grading 9.07 g/t Au) as of December 31, 2013.

On April 23, 2014, Richmont Mines announced that it had closed the bought deal financing previously announced on April 3, 2014. The Corporation issued a total of 8.05 million common shares at a price of $1.45 per share, including the entire over-allotment option of 1.05 million common shares, on a bought-deal basis, for aggregate gross proceeds of $11.67 million (the “Offering”), through a syndicate of underwriters lead by Macquarie Capital Markets Canada Ltd. and including BMO Nesbitt Burns Inc., CIBC World Markets Inc. and Desjardins Securities Inc (the "Offering"). The proceeds from the Offering were to be used for working capital and general corporate purposes.

On April 24, 2014, Richmont Mines announced that access to the upper portion of the Island Gold Deep resource had been achieved with approximately 130 metres of development into the C Zone, on claims that are 100% owned by the Corporation, at a vertical depth of 560 metres (the 560 level). An approximate 92 metre length of this development was well mineralized, and corresponded well with the previously established resource. Chip sample results (face) obtained for the C mineralized zone during lateral drift development over the 92 metres averaged a cut grade of 12.73 g/t over an average width of 2.92 metres. This grade was seen as indicative, as the capping value used (75 g/t) needed to be confirmed by further studies. Results from definition drilling completed within the deep resource offer additional confirmation of prior exploration data for Island Gold Deep. Approximately 5,000 metres of definition drilling had been completed in the upper part of the C zone resource at 25 metre spacing, and results enabled a better definition of the resource limits for both the C and B zones. Ramp development was ahead of schedule and was at the 610 metre level, and was on pace to reach a depth of 635 metres before year-end.

On July 2, 2014, Richmont Mines announced that Mr. Paul Carmel, Richmont’s President and Chief Executive Officer, was relieved of his duties with the Corporation effective immediately. Ms. Elaine Ellingham was appointed interim President and CEO.

On August 5, 2014, Richmont Mines announced that it signed a definitive agreement to acquire the outstanding 31% ownership of four patented claims on the Island Gold Mine property, thereby increasing its ownership of these claims to 100% from 69% previously. The 31% ownership held by the third party was to be acquired by Richmont in return for a 3% Net Smelter Return (“NSR”) royalty that is payable on 100% of the mineral production from the four claims. The transaction was closed on August 6, 2014, resulting in consolidation of Richmont’s ownership of the Island Gold Mine property.

On September 15, 2014, Richmont Mines Inc. announced that it would be commencing an additional exploration drilling program from surface to test part of the down plunge projection of the Island Gold deposit. This was in addition to the remaining budgeted 2014 exploration and definition drill programs that was currently underway from underground. The new program consisted of four diamond drill holes for approximately 4,800 metres at an estimated cost of $0.5 million.

On September 25, 2014, Richmont Mines Inc. announced that the Board of Directors had promoted Nicole Veilleux to Vice-President, Finance. The Corporation concurrently announced that Pierre Rougeau, Chief Financial Officer, resigned from the Corporation to pursue other opportunities.

On September 30, 2014, Richmont Mines Inc. announced an accelerated and expanded development plan for the estimated 1.1 million ounce inferred resource extension below the Corporation’s Island Gold Mine in Ontario, as well as chip sampling results from lateral development on the 535 and 585 metre levels of the mine.

On October 17, 2014, Richmont Mines Inc. announced the appointment of Mr. Renaud Adams to the position of President and Chief Executive Officer effective November 15, 2014.

On October 17, 2014, Richmont Mines Inc. announced the resignation of Dr. James Gill from the Corporation’s Board of Directors, effective October 17, 2014.

On January 8, 2015, Richmont Mines Inc. provided results from its deep exploration drilling that was announced in September 2014 to test part of the down plunge projection of the Island Gold deposit to the east. Highlights included intersections of 19.87 g/t Au over 3.93 metres at a vertical depth of 1,203 metres and 7.44 g/t Au over 8.49 metres at a vertical depth of 858 metres. Richmont also announced a $7.6 million exploration program for Island Gold Mine in 2015.

On January 15, 2015, Richmont Mines Inc. reported 2014 gold production of 95,208 ounces, a 45% increase over 2013. Full details regarding 2014 production and guidance for 2015 were provided, as well as transformational development plans for the Corporation’s 1.1 million gold ounce global higher-grade resource at the Island Gold Mine in Ontario.

On January 20, 2015, Richmont Mines Inc. announced that it entered into an agreement with Macquarie Capital Markets Canada Ltd. (“Macquarie”) as lead underwriter, on behalf of a syndicate of underwriters, for the issuance of 7.5 million common shares of the Corporation, on a bought-deal basis, at a price of $4.00 per share (the “Offering Price”) for gross proceeds of $30 million (the “Offering”). The syndicate of underwriters also included CIBC World Markets Inc., National Bank Financial Inc., BMO Capital Markets, TD Securities Inc., and PI Financial Corp. On January 21, 2015, Richmont Mines Inc. announced that it had agreed to increase the size of this bought deal offering to $34 million. Pursuant to a revised agreement, the syndicate of underwriters led by Macquarie Capital Markets Canada Ltd. agreed to purchase on a bought deal basis 8.5 million shares of the Corporation, at a price of $4.00 per share for gross proceeds of $34 million. In addition, the underwriters were granted an over-allotment option to purchase an additional 1.125 million common shares from the corporation, for additional gross proceeds of approximately $4.5 million. This transaction was successfully closed on February 11, 2015.

On February 23, 2015, Richmont Mines Inc. announced the appointment of Mr. Steve Burleton to the position of Vice-President, Business Development.

On February 27, 2015, Richmont Mines Inc. announced that Mr. Rosaire Emond, Chief Operating Officer, decided to leave Richmont to pursue other career opportunities. Mr. Emond’s last day was March 6, 2015. Mr. Renaud Adams, President and CEO, would oversee the operations and the transformational development currently underway at Richmont’s cornerstone Island Gold Mine.

On July 14, 2015, Richmont Mines Inc. announced its plan to proceed with the development of the deeper Q zone at Beaufor Mine. This was based on a comprehensive analysis of both geological and economic factors. With this development, life of Beaufor Mine was extended by two years, with an annual estimated production rate of 20,000 to 25,000 ounces in 2016 and 2017.

On August 6, 2015, Richmont Mines Inc. announced record revenues of $40.6M for the second quarter and increased its production guidance to 87,000 – 95,000 ounces, from 78,000 – 88,000 ounces previously, as a result of strong results realized in the first six months of the year.

On September 10, 2015, Richmont Mines Inc. announced commencement of a 23,000 metre deep directional drill program at its Island Gold Mine to further expand its resources at depth below its current 1.0 million ounce global gold resource. This drill program was to follow up on very encouraging results of a single drill hole from surface announced on January 8, 2015. Refer to the September 10, 2015 press release entitled “Deep drilling to commence at Richmont’s Island Gold Mine to pursue resource expansion potential, following up on 2014 high-grade intersection at depth” for full details.

On September 14, 2015, Richmont Mines Inc. announced its inclusion in the S&P/TSX SmallCap Index, effective after the close of trading on Friday, September 18, 2015.

On September 15, 2015, Richmont Mines Inc. announced strengthening of its executive team by appointment of Anne Day, as Vice President, Investor Relations.

On September 16, 2015, Richmont Mines Inc. provided an update on its previously announced 20,000 metre surface exploration program on its Island Gold property to test the east and west extensions of the Island Gold deposit along strike as well as new deposits within the regional Goudreau zone, which hosts the mine’s operations. The updated program included drilling of selected high-priority gold targets identified by the exploration team, based on their previous work and compilations, elsewhere on the highly prospective 77 km2 Island Gold Property. The exploration drilling began earlier that year with 1,800 metres completed at the end of the second quarter. The program was to follow up on high quality gold targets well characterized by the Corporation’s exploration team, while leveraging more advantageous drilling costs. Refer to the September 16, 2015 press release entitled “Richmont Mines Provides an Update on the Surface Step-Out Exploration Drilling to Test Along Strike and Priority Regional Targets on Its Island Gold Mine Property” for full details.

On October 28, 2015, Richmont Mines announced the completion of a Preliminary Economic Assessment (“the PEA”) for its cornerstone Island Gold Mine. The PEA considered an 800 tonne per day mining operation that solely evaluated the December 31, 2014 Mineral Resources that were located in the most continuous portion of the deposit between the 450 metre and 860 metre levels. For the purposes of this PEA, the Corporation had excluded Resources above the 450 metre level, isolated Resource blocks and parallel zones outside the main area of the study. Further ongoing engineering studies are investigating a possible expansion to 1,150 tonnes per day. Refer to the October 28, 2015 press release entitled “Richmont Mines Announces Results of a Preliminary Economic Assessment for a Portion of the Deeper Resources of the Island Gold Mine” for full details.

On December 7, 2015, Richmont Mines announced the appointment of Christian Bourcier to the Richmont executive team as Vice-President, Operations effective January 11, 2016. Mr. Bourcier will be responsible for all operational programs for Richmont and will be based in Rouyn-Noranda, Quebec.

On December 11, 2015, the Corporation filed an NI 43-101 Technical Report on SEDAR that contained the “PEA” results announced earlier on October 28, 2015. Refer to the December 15, 2015 press release entitled “Richmont Mines Announces Filing of NI 43-101 Technical Report for its Island Gold Mine” for full details.

On December 21, 2015, Richmont Mines provided an initial update on the previously announced Island Gold exploration drilling program. The overall program had four main objectives: 1) To test the near-mine potential to extend mine life above the 860 metre level; 2) to test the down plunge extension of the deposit between the 860 and 1,500 metre levels; 3) to test the east-west lateral extension beyond the known deposit; and 4) to test high-priority gold targets on the prospective Island Gold Property. It is now expected that the entire drilling program will be completed by the end of June, 2016. Refer to the December 21, 2015 press release entitled “Richmont Mines provides exploration update for Island Gold” for full details.

On December 22, 2015, Richmont Mines announced that Mr. Greg Chamandy would be resigning as Executive Chairman of the Board effective January 1, 2016, but would remain as a director of the Corporation and continue to be a member of the Corporation’s Technical and Corporate Responsibility Committee. Mr. René Marion, then currently an independent director, would be appointed as non-executive Chairman of the Board at that time.

On February 9, 2016, the Corporation announced an increase of 187% (net of depletion) in its Mineral Reserves on December 31, 2015. This included a 206% increase in Mineral Reserves at the cornerstone Island Gold Mine to 561,700 ounces (net of depletion) at a Mineral Reserve grade of 8.26 g/t. Mineral Reserves at Beaufor Mine increased 95% to 63,850 (net of depletion) at a Mineral Reserve grade of 6.57 g/t, extending Beaufor mine life by more than two years. Refer to the February 9, 2016 press release entitled “Richmont Mines increases Mineral Reserves by 187% and Island Gold Mine increases Mineral Reserves by 206%, with a 29% increase in Reserve grade” for full details.

On February 12, 2016, Richmont provided production and costs guidance for 2016, which included a potential increase of 22% from Island Gold Mine expecting to drive a decrease in AISC. Major consolidated operational estimates included the following:

Gold ounces produced	87,000-97,000
Cash Costs per ounce (CAD)	$930-$1,000
All-in sustaining costs per ounce (CAD)	$1,275-$1,390
Cash Costs per ounce (US$)[1]	$680-730
All-in sustaining costs per ounce (US$)[1]	$935-1,015
[1]	assuming an exchange rate of 1.364 Canadian dollars to the US dollar

Capital investment estimates included $24.1 million of sustaining capital and $43.4 million of project capital. The Corporation indicated that it will remain focused on a disciplined and prudent capital allocation strategy to ensure expenditures are fully funded internally with sustaining capital investment requirements. Exploration costs for 2016 were estimated at $8.4 million, of which $7.3 million relates to costs required to complete the drilling programs announced in September 2015. Refer to the February 12, 2016 press release entitled “Richmont Mines announces 2016 operational outlook” for full details.

On February 24, 2016, Mr. Peter Barnes was appointed as an independent member of the Richmont Board of Directors and joined the Corporation’s Audit and HR and Compensation Committees.

On February 25, 2016, the Corporation announced an update on its drilling program0s, demonstrating the significant potential of Island Gold Mine, laterally and at depth. Refer to the February 25, 2016 press release entitled “Richmont Mines Continues to Intersect Significant Gold Mineralization at Island Gold Laterally and at Depth” for more details.

On March 28, 2016, the Corporation announced the filing of technical reports for the Island Gold Mine and Beaufor Mine with respect to the updated 2015 Reserves and Resources announced on February 9, 2016.

Capital Expenditures

The following table sets forth the Corporation’s capital expenditures on its properties for the past three fiscal years.

(in thousands of $)	2015	2014	2013
	$	$	$
Island Gold Mine	48,938	20,168	27,770
Beaufor Mine	1,390	1,623	980
W Zone Mine	-	234	3,779
Monique Mine	-	21	8,358
Other	1,770	1,006	1,001
Total	52,098	23,052	41,888

As part of its strategy of accelerated development and potential production expansion at Island Gold Mine, the Corporation invested $48.9 million in 2015. This included $7.8 million for extending the main ramp to a vertical depth of 740 metres, $8.5 million for a secondary eastern ramp to a vertical depth of 500 metres and $4.8 million for an exploration drift that extends to the east by approximately 440 metres. A $2.8 million delineation drilling program of 50,089 metres was also completed in 2015. Other significant infrastructure upgrades included $8.7 million for the tailings dam expansion, $5.0 million for electrical upgrades and $1.6 million for bunkhouse buildings.

Richmont invested $23.1 million in its assets in 2014, a decrease from the $41.9 million in 2013. The decrease largely reflects the lower development costs associated with the Monique Mine following its commencement of commercial production in the fourth quarter of 2013, lower investments in the W Zone following the decision to cease operations in the second quarter of 2014, and decreased year-over-year investments at the Island Gold Mine.

Property Interests

The following table outlines Richmont Mines’ interest in its exploration properties as at December 31, 2015.

Property	Year of acquisition	Number of Mining titles	Participation[1]
Quebec
Wasamac	1988	4	100%
Camflo Northwest	2005	13	80%
Ontario
Sewell	2002	6	100%
Cripple Creek	2002	27	100%

[1]	The Corporation will be required to pay royalties if some of these properties are brought into commercial production.

Exploration and Project Evaluation Expenditures

The following table presents Richmont Mines’ exploration expenses in 2013, 2014, 2015 and the budgeted estimated amounts for 2016.

(in thousands of $)	2016	2015	2014	2013
	$	$	$	$
	Estimated
Exploration costs - Mines
Island Gold	7,300	4,600	771	4,532
Beaufor	1,700	2,679	1,733	1,929

	9,000	7,279	2,504	6,461

Exploration costs - Other properties
Wasamac	140	94	169	1,102
Monique	-	-	2	221
Other	100	32	154	347
Project evaluation	825	521	357	474

Exploration and project evaluation before depreciation and exploration tax credits	10,065	7,926	3,186	8,605

Depreciation	35	41	71	229
Exploration tax credits	-	(532)	515	(959)

	10,100	7,435	3,772	7,875

2016 Trends

The cost-effective development of its mining assets, both current and future, has always been at the heart of Richmont Mines’ success over the years, and this remains a top priority for the Corporation. Richmont is committed to generating positive cash flows, and delivering organic growth. With over 30 years of experience in gold production, exploration and development, along with prudent financial management, Richmont is well-positioned to cost-effectively build its Canadian reserve base and to successfully enter its next phase of growth.

Richmont currently operates two gold mines – the Island Gold Mine in Ontario and the Beaufor Mine in Quebec. Consolidated production for 2016 is expected to be consistent with 2015, as increased production from Island Gold is expected to fully offset the production decrease related to the 2015 closure of the Monique Mine. Company-wide cash costs and AISC are expected to be largely in-line with the prior year. In 2016, the Corporation will continue to actively explore and develop the Island Gold deposit laterally and at depth, consistent with its goal to increase the production profile, decrease costs and grow its cash flow streams. Further, as the processing of the Monique stockpile will be completed in the first quarter, the tonnes processed at Camflo Mill are expected to decrease during 2016. Richmont will pursue and evaluate opportunities to fully utilize excess capacity. It currently has custom milling contracts in place with local mining companies to process approximately 55,000 tonnes in the first half of 2016.

The Corporation will remain focussed on a disciplined and prudent capital allocation strategy to ensure expenditures are fully funded internally with sustaining capital investment requirements expected to reduce as compared with the prior year. Project capital investment for the year will continue to focus on unlocking the potential of the Island Gold Mine and investment is primarily allocated to allow for accelerated development, related infrastructure upgrades and equipment purchases as described in the PEA. Delineation drilling in 2016 will target the conversion of the remaining resources within the scope of the PEA deposit area. Sustaining capital at Beaufor is expected to be in-line with 2015 and includes 625 m of ramp development and 100 m of vertical development.

Exploration drilling programs at Island Gold Mine are expected to be completed at the end of June 2016, at which time the Corporation will review the results and will plan its drilling program for the second half of 2016 accordingly. For the Beaufor Mine, the drilling program will focus on the Q Zone extension and in the upper mine to target new resources and potential mine life extension.

B.	Business Overview

1.	Island Gold Mine, Dubreuilville, Ontario, Canada

Location and Property Description

The Island Gold Mine is located approximately 83 km northeast of Wawa, Ontario, in the Sault Ste. Marie Mining Division. Dubreuilville, Ontario, is approximately 10 km northwest of the Island Gold Mine.

Description of Mining Rights

The Island Gold property is divided into nine parts and consists of 219 patented, leased and staked claims totaling 7,772 ha, located mainly within the Finan and Jacobson townships. These claims are grouped into nine (9) different properties: Kremzar, Localsh, Goudreau, Goudreau Lake, Edwards, Salo, Ego, Argonaut and Island Gold.

Property	Number of	Area (ha)	Expiration date	Richmont Mines
	claims			Ownership (%)
Kremzar	21	383	Patented Claims:	100
			taxes are paid every year,
			2 Mining Leases: 02/28/2022 to
			06/30/2030

Lochalsh	33	348	Patented Claims:	100
			taxes are paid every year
			Mining Leases: 06/30/2030 to
			03/31/2033
			Claims: 02/06/2017 to 04/25/2018

Goudreau	65	988	58 Patented Claims:	100
			6 Patented Claims:	100 below 400m
			Part of 1 patented claim:	100 below 100m
			taxes are paid every year
			1 Claim: 08/20/2018

Goudreau Lake	4	58	4 Patented Claims:	100
			Taxes are paid every year

Island Gold	41	5,119	Claims: 07/29/2016 to 07/14/2019	100

Edwards	43	703	Patented Claims:	100
			taxes are paid every year
			Claims: 04/05/2017 to 08/28/2019

Ego	3	64	Patented Claims:	100
			taxes are paid every year
			Claims: 06/05/2016

Salo	3	40	Claims: 06/08/2017 to12/28/2018	100

Argonaut	6	72	3 Patented Claims:	100 below 400m
			1 mining lease: 04/30/2030	100
			2 claims: 02/05/2018 to 04/18/2018	100
			taxes are paid every year

The claims are expected to be renewed by applying excess credits available before the anniversary date. Taxes are paid annually to the government to keep Patented Claims and Mining Leases in good standing. Richmont Mines has an internal procedure to ensure monitoring of the claim expiry dates. All of these mining claims, mining leases and patented leases were in good standing in 2015 and are expected to remain in good standing for 2016 as well. A detailed list and map of locations can be found in the Island Gold NI 43-101 technical report dated December 31, 2015, which will be filed under the Corporation’s profile on the SEDAR website at www.sedar.com.

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

On December 16, 2008, Richmont Mines acquired all of the common shares of Patricia Mining that it did not already own pursuant to a plan of arrangement under the Business Corporations Act (Ontario). Following this transaction, Richmont’s ownership interest of the Island Gold Mine increased to 100% (except for the 4 claims of the Goudreau Lake property where the ownership interest was 69%).

On May 9, 2012, Richmont Mines acquired Red Pine Exploration’s remaining 25% interest in the Edwards property, bringing the Corporation’s ownership to 100%, and on June 13, 2012, the Corporation acquired the Salo property, which includes 3 claims located to the east of the Island Gold Mine.

On October 16, 2013, Richmont Mines entered into a land and mining rights agreement with Argonaut Gold Inc. (“Argonaut”), owner of the Magino Gold Project adjacent to the Island Gold mine. The agreement enables Richmont to extend the western boundary of its Island Gold Lower Zones by a distance of approximately 585 m thus increasing the project’s exploration potential towards the west. Mining rights below a depth of 400 m were also secured on several claims to the south of the Island Gold Lower Zones, thus adding to the project’s exploration potential at depth. As part of the agreement, Richmont will acquire Claim SSM 722481 in its entirety, which immediately abuts Island Gold’s Lochalsh Zone, where reserves and resources currently exist and where mining is currently taking place. In exchange, Argonaut will receive exploration and mining rights from surface to a maximum depth of 400 m on certain Richmont claims that border the Magino Gold Project, providing it with greater flexibility in its project development. Under the terms of the agreement, Richmont will receive a net payment of C$2.0 million in cash from Argonaut upon completion of the land transactions.

This Agreement was modified slightly in June 2014. Under the revised terms, Argonaut will receive one claim in its entirety and surface and mining rights down to a depth of 400 m on six (6) claims. It will also receive surface rights on two claims down to a depth of 100 m. Richmont will receive two additional claims for a total of three (3) and mining rights below a depth of 400 m on three (3) claims. As previously reported, under the terms of the Agreement, Richmont will receive a net payment of C$2.0 million in cash from Argonaut upon completion of the land transactions, which are now expected to take place in 2016.

On August 5, 2014 - Richmont Mines Inc. announced that it had signed a definitive agreement to acquire the outstanding 31% ownership of four patented claims on the Island Gold Mine property, thereby increasing its ownership of these claims to 100% from 69% previously. The 31% ownership held by the third party will be acquired by Richmont in return for a 3% Net Smelter Return (“NSR”) royalty that is payable on 100% of the mineral production from the four claims, SSM2490, SSM2491, SSM2666 and SSM2667 (the Goudreau Lake property).As part of this agreement Richmont made the following advance royalty payments: $1 million upon closing of the transaction, and $1 million on each of January 3, 2015 and January 3, 2016. Advance royalty payments will decrease to $0.3 million as of January 3, 2017, and will be paid annually until such time as a total of $5.1 million has been paid in royalties (including advance royalties) to the third party, after which advance royalty payments will cease. All advance royal payments will be credited against any future NSR payments.

Ownership of Mining Rights

Richmont currently holds all the mining rights for the Island Gold project.

All mining titles on the Island Gold were jointly held by Richmont Mines (55%), and Patricia Mining (45%). Since the acquisition of Patricia Mining on December 16, 2008, Richmont Mines held 100% of all mining titles relating to the Island Gold property with the exception of 4 patented claims of the Goudreau property (2490, 2491, 2666 and 2667), for which Richmont Mines owned 69%. The remaining 31% was held by a third party. Following the acquisition, the mining rights owned by Patricia (45%) were transferred to Richmont Mines in February and March 2009.

Since the signing in 2014 of a definitive agreement to acquire the outstanding 31% ownership of the four patented claims of the Goudreau property on the Island Gold Mine property, Richmont Mines holds 100% of all mining titles relating to the Island Gold property.

Mining Royalties

Island Gold properties held by Richmont Mines are subject to the payment of royalties and financial contractual obligations. Details can be found in the Island Gold NI 43-101 technical report dated December 31, 2015 and which will be filed under the Corporation’s profile on the SEDAR website at www.sedar.com.

The Kremzar property is subject to a 4% NSR payable to Algoma which becomes payable to Algoma pursuant to the Algoma Royalty Agreement.

The Kremzar property is also subject to a 3% NSR payable to Osisko Gold Royalties Ltd (“Osisko”), which is payable until such time as the Algoma NSR becomes payable. In the event that the Algoma NSR becomes payable and is reduced below 4%, Osisko will be entitled to receive an NSR equal to 50% of the amount by which the Algoma royalty is reduced, payable on the same terms as the Algoma NSR.

The Lochalsh property is subject to a 3% NSR payable to Osisko. The Island Main and Lochalsh zones, as well as a part of the Island Gold mineral resources below the 400 level, are located on this property.

The Goudreau property is subject to a 2% NSR payable to Osisko and a 15% net profit interest (“NPI”) royalty payable to Algoma.

The Goudreau Lake property is subject to the 3% NSR royalty payable to Host’s Gold Incorporated. This property is also subject to 1.38% NSR royalty payable to Osisko and a 10.38% NPI royalty in favour of Algoma Steel.

In February 2016, Osisko sold 15 % of the Island Gold Mine Royalty interests to Caisse de dépôt et placement du Québec ("CDPQ") and Fonds de solidarité des travailleurs du Québec (F.T.Q.)

The Salo property is subject to an NSR royalty of 2% in favour of M.A. Tremblay, J. Robert, R. Salo and P. Robert.

Red Pine Exploration owns a 2% NSR on the Edwards property.

There is a 10% NPI payable to Cavendish on four (4) claims of the Argonaut property.

Environmental Obligations and Permits

All permitting activities identify and address the various municipal, provincial, and federal environmental and social requirements and standards applicable to the IG project. These include the statutory requirements, stakeholder interests, and environmental, social and economic aspects. Agencies include Environment Canada (EC), Ontario Ministry of Environment and Climate Change (MOECC), Ministry of Natural Resources and Forestry (MNRF), and Ministry of Northern Development and Mines (MNDM). IGM is permitted to be designed and operated at a production rate of 27,000 tonnes per month of gold bearing ore.

Listed below are the major Environmental Compliance Approvals (ECA) from MOECC that are applicable to the site:

  Air and Noise ECA # 8549-9BPP7LV issued September 21, 2015. This now includes limited operational flexibility, which allows minor changes to equipment/infrastructure without having to amend the ECA.

  Septic System ECA # 3989-8XUPS9 issued September 27, 2012. An application for an Amendment was submitted in August 2015 for the Sewage System Expansion Project, Richmont expects to receive approval in first quarter of 2016.

  Industrial Sewage Works ECA (for tailings management area) ECA # 0440-9YLHG7 issued September 9, 2015. (Previously treated discharge was seasonal, with the issuance of ECA, it is now continuous discharge, allowing increased operational flexibility).

Water taking is conducted within acceptable limits to protect fish habitat, as well as under the regulation of a Permit to Take Water (PTTW) from the MOECC.

An amendment to the Closure Plan was submitted to MNDM in April 2013, to amalgamate the Closure Plan (for Lochalsh and Kremzar) and include infrastructure associated with the Island Gold Deep project. Richmont received approval in June 2014. Based on the Dam Raise Project 2015, another Amendment to the 2013 Closure Plan was submitted in September 2015, along with the increase in Financial Assurance, which currently is $1,683,942. The process of review and comments is ongoing, Richmont expects to receive approval in the second quarter of 2016.

Infrastructure

The Island Gold infrastructure includes a primary tailings pond, secondary settling pond, Kremzar Mill (a carbon-in-pulp mill), Lochalsh ramp and portal, mine access road, and hydro-electric power lines, all of which are located on the property. An office, core logging and storage facility, and a mine dry are also located on the previously producing Kremzar mine site. When the Kremzar carbon-in-pulp mill was constructed in 1988, it was capable of handling 650 tpd. Since then, its milling capacity was increased to 850 tpd in 2010 and finally 900 tpd in October 2015. Miller Lake, which is located west of the Kremzar mine, is a fully permitted tailings area. The tailings and waste rock have been tested and are not acid generating. All permits for mining and milling operations have been maintained.

Location of Mineralized Zones

The mineralized zones, including the reserves and resources of the Island Zone and underground infrastructure, are located on mining leases 991853, 991854 and 991852 and patented claim 2075 of the Lochalsh property, and the ramp and waste pad are on patented claims 1776 and 1710 of the Goudreau property. The reserves and resources of Lochalsh are located on mining leases 825288 and 825287 of the Lochalsh property. The Goudreau resources are located on patented claim 3817 of the Goudreau property. The deep C Zone estimated mineral resources at the Island Gold Mine are principally located on the Lochalsh mining lease 825288 and 991855 and on Goudreau patented claim 2490, 2491 and 2666.

Accessibility

Access to the Island Gold Mine is via an all-weather road from Highway 519, just west of Dubreuilville, Ontario. This village is located approximately 35 km east of the junction between Highways 17 and 519. It takes approximately one hour to drive from Wawa, Ontario, to the mine site.

Climate

The mine is located within the Lake Superior Regional climatic zone, moderated by the influence of Lake Superior. The average daytime temperature is 2°C, ranging from -41°C to 31°C throughout the year. Annual precipitation is normally 669 mm of rain and 278 cm of snow. Winter winds are from the northwest and north, and during the summer south-westerly to westerly winds prevail. The climate does not affect the mining operation, which extends all year long.

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

A total of 58,958 metres of drilling were completed in 2011. Nearly 26,000 metres of underground definition drilling were completed in the areas of Lochalsh, Goudreau and Extensions 2 and 3. These and other holes allowed for the conversion of a portion of the resources into reserves. Drilling below the 400 level was mainly done from the surface and once again demonstrated the mine’s potential at depth. More specifically, drilling identified four main areas (G, C, D and E1E) between the -500 and -900 m levels over a 150 metre corridor extending between the Main Island and Lochalsh areas.

A total of 85,509 metres of drilling were completed at Island Gold in 2012, nearly 60,534 metres of which were done underground. Definition drilling, in Lochalsh, Goudreau and Extensions 2 and 3 along with other drill holes, permitted part of the resources to be converted into reserves. Drilling below the 400 metre level was done from surface and from underground, and demonstrated the mine’s potential at depth. (Island Gold Deep program). More specifically, the drilling resulted in a first mineral resource estimation for the C Zone at depth in January 2013.

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

For 2015 exploration details, refer to section ‘exploration and delineation drilling’ on page 39-41 of this document.

Geological Setting

Regional Geology

The Island Gold property is located in the Michipicoten greenstone belt, which is part of the Wawa sub-province and Superior Province of Archean age. The property is stratigraphically positioned in the upper portion of the Wawa Assemblage, composed by intermediate to felsic volcanic rocks capped by pyrite-bearing iron formations.

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

The mineralized Island Gold Lower C Zone, which is now well defined, corresponds to the continuation at depth of the mineralized zones that are presently mined above the -400 m level. The mineralization undergoes an inflection southward between the -400 m and -500 m levels, before returning with a high dip southward at depth. The average width of the deep C Zone resource is approximately 4.5 metres, which is above the average of 2.7 metres in mineralized zones above the -400 m level. Also, it seems that the number of gold-bearing quartz veins inside the alteration zone of the C Zone is slightly greater, with approximately 60% of the drill holes inside the first resource containing some visible gold, which translates into a higher average grade. Island Gold Lower mineral resources also include 6 additional zones that are sub-parallel to the C Zone.

2015 Results

	2015	2014	2013

Total tonnes of Ore and waste mined	535,601	453,243	484,992

Gold Produced
Tonnes milled	242,137	230,828	239,766
Head grade (g/t)	7.31	5.91	4.57
Gold recovery (%)	96.8	96.3	96.1
Ounces produced	55,040	42,206	33,836

Revenues	77,721	58,971	50,487

Gold Sold
Ounces sold	52,363	42,078	35,113
Average selling price per ounce	1,481	1,398	1,434
Cash cost per ounce	1,034	982	1,124
AISC per ounce	1,460	1,317	1,495
Average selling price per ounce (US$)	1,158	1,266	1,392

Cash cost per ounce (US$)	808	889	1,092
AISC per ounce (US$)	1,141	1,192	1,452

Sustaining costs	22,330	14,110	13,034
Project and non-sustaining exploration costs	35,494	12,538	20,909

Production

Total tonnes mined, including ore and waste, were 535,601, an 18% increase over 453,243 tonnes of ore and waste mined in 2014. Development ore increased significantly by 79% bringing the development ore to total ore ratio to almost 50%. The amount of development ore is expected to decrease in future years, which should correspondingly reduce costs. Waste mined increased by 26% to 294,895 tonnes from 233,867 tonnes in 2014, in line with the mine’s accelerated development plans.

242,137 tonnes of ore were processed in 2015 at an average grade of 7.31 g/t resulting in a total production of 55,040 ounces. This compared to 2014 when 230,828 tonnes of ore were processed at average grade of 5.91 g/t resulting in 42,206 ounces of gold produced. Cash costs per ounce increased to CAN$1,034 from CAN$982 in 2014, as the impact of higher development ore was partially offset by higher grades during the year. In U.S. dollar terms, cash costs per ounce decreased from US$889 to US$808, due to the weakened Canadian dollar during the year. All-in sustaining costs (AISC) of CAN$1,460 per ounce was higher than AISC of CAN$1,317 in 2014, due to higher sustaining costs during the year. Sustaining costs for the year were $22.3 million or 58% higher than $14.1 million in 2014, as the mine spent $10.3 million on buildings, equipment, ventilation, electrical upgrades and tailings expansion, $9.1 million on extension of the East Ramp and $2.9 million on exploration and delineation drilling. 52,363 ounces of gold were sold during the year at an average realized gold price of CAN$1,481 per ounce (US$1,158) generating revenues of $77.6 million, an increase of 32%, as compared to 42,078 ounces sold in 2014 at an average realized gold price of CAN$1,398 per ounce (US$1,266) that generated $58.8 million in revenues.

For the 12 months ended December 31, 2014, gold production was 42,206 ounces as 230,828 tonnes of ore were processed at an average grade of 5.91 g/t. This compared to 2013 results, in which 239,766 tonnes of ore were processed at an average grade of 4.57 g/t resulting in gold production of 33,836 ounces. The higher year-over-year gold production reflects a 29% improvement in grade, partially offset by a slight 4% decrease in processed tonnage. The grade improved with the increased cut-off grade from 3 g/t to 3.75 g/t and also with the mining of higher grade areas: Extension 2, Goudreau and C Zone at depth. Cash costs at Island Gold decreased year-over-year to CAN$982 (US$889) from CAN$1,124 (US$1,092) in 2013, with the improvement being driven by the higher recovered grade. This was partially offset by a higher year-over-year mining cost per tonne, which stemmed from a greater amount of development work and a lower amount of processed tonnage year-over-year, as well as the short-term rental of crushing equipment from an outside supplier. AISC per ounce dropped to $1,317 from $1,495 in 2013, largely due to lower cash costs and also as 8% higher sustaining costs in 2014 ($14.1 million vs $13.0 million) were spread over 20% higher number of ounces sold.

During the year, the Corporation strategically leveraged the devalued Canadian dollar, to invest in accelerated development at the Island Gold Mine. With a seven-year mine life based on reserves, the Corporation has pre-developed more than three years of production life.

As part of its strategy of accelerated development and potential production expansion at Island Gold Mine, the Corporation invested $48.9 million in 2015. This included $7.8 million for extending the main ramp to a depth of 740 metres, $8.5 million for a secondary eastern ramp to a depth of 500 metres and $4.8 million for an exploration drift that extends to the east by approximately 440 metres. A $2.8 million delineation drilling program of 50,089 metres was also completed in 2015. Other significant infrastructure upgrades included $8.7 million for the tailings dam expansion, $5.0 million for electrical upgrades and $1.6 million for bunkhouse buildings.

Project capital in 2016 will continue to focus on unlocking the potential of the Island Gold Mine and is primarily allocated to accelerated mine development as well as related infrastructure upgrades and equipment purchases as described in the PEA.

The amount of handled waste is expected to begin diminishing in 2016, which will reduce costs and increase profitability, while also freeing up capacity for additional ore tonnage as a greater percentage of mining is migrated to the lower levels of the mine.

Development of the main access ramp, or West Ramp, will continue to be advanced by the contractor, and is expected tobe extended from its current depth of -740 metres to a depth of approximately -860 metres before the end of 2016.

The Corporation continues to use its own teams to advance the secondary East Ramp, located approximately 450 metres to the east of the main access ramp. This ramp will open development and mining for 2015 and 2016 on the Extension 1 and Extension 2 areas of the mine below the -400 metre level. The main objective is to increase mining flexibility moving forward by splitting mining efforts between the Western and Eastern parts of the deposit.

Approximately 2,500 metres of ore development and 5,300 metres of waste development is expected to be completed during the year. It is expected that by the end of 2016, the east ramp will reach a vertical depth of 655 metres. Given the significant near-mine exploration potential identified directly to the east of the main deposit area considered in the PEA, the Corporation will review the optimal location of the dual ramp system as described in the PEA, in order to accommodate any additional resources located outside the scope of the PEA.

Exploration and Delineation drilling

Richmont’s objective is to increase the reserves and the resources of this property and the Corporation remains confident regarding the long-term possibilities for Island Gold.

The Delineation drilling program in the Lower C Zone that was included in the 2015 PEA successfully converted nearly 80% of the inferred resources and increased reserves by 206% to 561,700 ounces of gold, net of depletion.

Exploration costs at Island Gold in 2015 increased to $4.6 million from $0.8 million in 2014 as a result of increased exploration drilling during the year, which included two drilling programs that were initiated in the latter part of the year. The objective of the first drilling program (63,500 metres) was to test the east and west extensions of the Island Gold deposit from surface and underground along strike as well as to test for new deposits within the regional Goudreau shear Zone. The second is a deep directional drilling program (23,000 metres) to test the potential for higher grade resources at depth below the 1,000 metre level. The entire drilling program is expected to be completed by the end of June 2016.

Highlights from the drilling at the end of 2015 include:

Near-Mine Lateral Exploration:

Approximately 19,348 metres of a planned 36,000 metres (5,000 metres from the 450 metre level and 31,000 metres from the 620 metre level) have been completed to date. The drilling is focused on east-west targets that are contiguous to the main deposit area considered in the PEA.

Deep Directional Drilling:

The objective of the deep drilling program is to test the deposit at depth and to increase confidence in the vertical extension of the deposit for potential resource growth. To date, approximately 6,272 metres (4 holes) of the planned 23,000 metres of drilling have been completed, including 3 pilot holes and 1 exploration hole.

Eastern Lateral Exploration:

Drilling results to date from the exploration drilling program to the east of the main deposit area successfully demonstrated the potential to increase the resource inventory to the east of the mine.

Approximately 6,500 metres of a planned 12,000 metres (7,000 metres from surface and 5,000 metres from the 340 metre level) have been completed to date with results indicating potential extension of the system to the east, including a new area of interest located approximately 600 metres to the east of the main deposit, below and to the east of the Goudreau Zone.

Western Lateral Exploration:

Drilling results to date from the west of the main deposit area provided additional confidence in the potential extension of the mineralized system. Drilling has been suspended in this area and is expected to resume in 2016.

Approximately 5,900 metres of a planned 8,000 metres (2,500 metres from surface and 5,500 metres from the 190 metre level) have been completed to date and results show potential extensions of the known deposit.

Regional Surface Exploration:

A 7,500 metre regional exploration program that was previously announced to test the east and west regional extensions of the Island Gold deposit along strike as well as for new deposits within the Goudreau shear zone has been launched in early 2016. For more details, see February 26, 2016 press release.

For full details, please refer to the December 21, 2015 press release entitled “Richmont Mines Provides Exploration Update for Island Gold”.

Drilling

Most of the delineation/definition drill holes are planned on vertical cross-sections, in order to intercept mineralized zones at right angles along a grid spacing of 20 metres by 20 metres. Drilling operations are performed by a drilling contractor, under the supervision of the geological staff at the Island Gold Mine. Underground drill holes are BQ or NQ calibre. Core recovery is approximately 100%. The drill core is logged in detail by experienced and highly skilled staff, following established guidelines for the Island Gold Mine. A rock quality designation (“RQD”) analysis was completed for most of the drill holes drilled in the 2015 program and the RQD for the zones are generally excellent (› 90%). The interpretation and development of each section was completed after receipt of the drill hole assays and section plots. This interpretation served to complete the reserve and resource estimates.

Sampling

The drill hole sampling approach coincides with lithological contacts. Samples have a minimum length of 0.3 metres and a maximum length of one metre. The core recovery is very good and can be considered to be representative.

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

Assays

During 2015, core samples were sent mainly to Expert Laboratory (LabExpert) in Rouyn-Noranda, Québec. Underground muck and chip samples were sent to Wesdome (Wesdome) Laboratory in Wawa, Ontario.

Gold assays are completed by fire assay with 30 g of material with either a gravimetric or AA finish. The cut-off for gravimetric versus AA finish, has been established at 3 g/t Au. The detection limit for gold is 3 ppb. Rejects and pulps are kept by the laboratory or stored at the Island Gold site. These methods and the routine sample preparation are described in the following section. A detailed procedure can be found in the Technical Report for the Island Gold Mine as of December 31, 2015, which will be filed under the Corporation’s profile on the SEDAR website at www.sedar.com.

The step-by-step procedure for sample analyses is briefly described as follows:

  Dry samples, if required;

  Crush total sample to ½ inch (Jaw Crusher);

  Split approximately 350 g using a Riffle Jones;

  Remaining rejects are placed in a plastic bag and packed in cartons with sample numbers listed on the outside;

  Pulverize the 350 g sample;

  Homogenize the pulp: it is then ready for assay;

  Samples are then analyzed by fire assay with an absorption atomic or gravimetric finish. A total of 30 g of representative material are subjected to the fire assay and to gravimetric finish.

Quality Control

In 2007, during the course of the geological confirmation program, an evaluation of “Quality Assurance/Quality Control” (“QA/QC”) data was done to address the three main areas of analytical determination protocols, namely: (i) contamination, (ii) accuracy, and (iii) precision, as measured by the results obtained from field and analytical blank standards, certified reference standards and an assortment of specific duplicate samples collected and/or prepared, in addition to the regular samples submitted to the laboratory. A certified standard and blank assay were run with each sample batch. In addition, a replicate assay was run on every 10th sample to check reproducibility of the assays.

The results of the field and analytical blanks used to monitor potential contamination during sample processing and assaying indicate that no significant contamination is likely to have occurred during the sampling/assaying programs completed for 2007.

In 2015, ASL Solution audited the Island Gold Mine QA/QC program which consists of insertion blanks and certified reference materials to samples submitted to the laboratory (Wesdome, LabExpert and ActLab). Each laboratory has its own QA/QC program with the addition of analytical blank standards and certified reference standards to each batch of assays. Also, some core and chip sample duplicates were taken in 2015 and sent to the laboratories as part of the QA/QC program. ASL Solutions concluded that the Richmont assay quality control program meets or exceeds industry standards and gold assays from the 2015 drill campaign are considered to be reliable for the purpose of resource estimation.

The assays supporting the Island Gold Mineral Resource estimate are based on sample preparation and analytical protocols that meet standard industry practice.

Security of Samples

In 2005, the core logging facility and core storage area were established on the Kremzar Mine and milling site. A trailer was installed on site and was used as a core logging facility. A separate room was installed for core sawing and sample preparation. In 2012, a new coreshack was built near the old one on the Island Gold Mine site.

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

Mineral Reserve Estimates

Proven and Probable Reserves at Island Gold were increased by 206%, net of 2015 mining depletion. As of December 31, 2015, total Proven and Probable Reserves at the Island Gold Mine were 561,700 gold ounces, of which 485,000 ounces, are located in zones below –400 metres. This compared to the Proven and Probable Reserves of 183,750 gold ounces at the end of December 2014. The updated Reserve estimate reflects the 50,089 metres of delineation drilling completed during the year, which successfully replaced Reserves that were mined during the year and enabled the conversion of nearly 80% of the resources from the Lower C Zone that were included in the 2015 Preliminary Economic Assessment (“PEA”). Proven and Probable reserves at December 31, 2013 were 143,500 ounces of gold. Please refer to the detailed Mineral Reserve table on page 63.

Capping of the Lower C Zone is 95 g/t. At the end of 2014, capping was reduced from 95 to 70 g/t Au for the B Zone and from 40 to 31 g/t Au for the D, D1 and E1E zones following a new statistical review.

Roscoe Postle Associates Inc. (RPA) was retained to review and audit the Island Gold Mineral Reserve estimates. The review was started in January 2016 and was completed in February 2016.

Mineral reserve estimates were realized on December 31, 2015 by Raynald Vincent, P. Eng., M.G.P., and Jean Bastien, P. Eng. MBA, employees of the Corporation, who are qualified persons under NI 43-101. Factors and parameters used in the determination of the mineral reserve estimates are based on the knowledge of the employees of the Island Gold Mine as of December 31, 2015.

The mineral reserve estimates were carried out in accordance with NI 43-101 recommendations and regulations. Mineral reserves were classified according to the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) classification and adopted by the CIM Council on December 11, 2005. All standards generally accepted in the mineral industry as well as NI 43-101 recommendations and CIM regulations for both mineral resource and reserve estimates have been fully complied with.

Mineral Reserve Estimates

General

The database and the parameters used to estimate the mineral reserves are based on the results from 2015, the forecast for 2016 and information available as at December 31, 2015. The technical parameters were reviewed by Daniel Adam, P.Geo., Ph.D., Vice-President, Exploration, an employee of the Corporation. Dilution and ore recovery factors used in the reserve estimate are based on mining methods. These factors and parameters will be updated on an annual basis in order to account for changes in mining operations.

The conversion of mineral resources to reserves is based on economic studies. As per NI 43-101, only mineral resources in the Measured and Indicated categories can be used to establish the estimate of mineral reserves.

See “ITEM 3. KEY INFORMATION – D. Risk Factors – Risks associated with the Mining Industry – The estimates of mineral reserves and forecasts of the production are subject to numerous uncertainties, and the production and recovery of reserve estimates appearing in the Annual Report may not be realized” for a discussion of the risks inherent in estimating reserves and production.

Technical Parameters

The main parameters used to estimate mineral reserves as at December 31, 2015 are as follows:

  A cut-off grade of 4.00 g/t Au estimated using a gold price of CAN$1,300 per ounce and an exchange rate of CAN$1.2037/US$1.00;

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

  Excluded mill recovery of approximately 96%.

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

All of the geo-scientific data collected at the Island Gold Mine are entered into a Gemcom database. Internal procedures have been prepared in order to validate the information in the database. All of this work is performed by the Island Gold Mine geology department and all steps, from data entry to layout drawings, follow strict and established procedures, including crosschecks to ensure full validity. Access to all databases is restricted to selected personnel in order to ensure complete integrity.

Cut-off Grade

The cut-off grade for stopes was established at 4.00 g/t Au. This cut-off was calculated using, among other things, 2015 production costs and anticipated 2016 production costs.

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

Probable Mineral Reserves

No development was done above or below the ore block. Since the information from the ore development was lacking, a maximum drill hole spacing of 20 metres center to center was necessary to validate the vein continuity inside the ore block. Economic study was done by the engineering department of the Island Gold Mine to validate the block as reserves.

Dilution of 19% and mining recovery rates of 95% are included in the reserve estimation.

As of December 31, 2015, the mineral reserves of the Island Gold Mine are estimated at:

Reserve Categories	Tonnes	Grade	Au1
	(metric)	(g/t Au)	(oz)
Proven	97,000	7.00	21,800
Proven (below -400 m)	266,500	7.72	66,100
Probable	248,000	6.88	54,900
Probable (below -400 m)	1,504,000	8.66	418,900

Total (Proven + Probable)	2,115,500	8.26	561,700
[1]	Before mill recovery of 96%.

As of December 31, 2015, the mineral reserves at Island Gold were 561,700 ounces of gold, calculated using a long-term gold price of CAN$1,300 per ounce, an exchange rate of CAN$1.2037 = US$1.00, and an expected mine life of approximately seven years.

Mining Operations and Metallurgy

The extraction method is by longitudinal long holes with a maximum panel length fixed by a hydraulic radius of 4.5.

The Island Gold ore is hauled by truck to the Kremzar mill located at an approximate distance of 0.8 km from the portal of the ramp. The Kremzar mill is a traditional gold recovery mill using a conventional Carbon in Pulp (“CIP”) process, with circuits for crushing, grinding, gold cyanidation and carbon-in-pulp and two electrowinning (“EW”) cells.

Gold recovery of the CIP circuit at the Kremzar mill is approximately 96%.

2.	Beaufor Mine, Val-d’Or, Quebec, Canada

Location and Property Description

The Beaufor Mine property along with other adjacent properties such as Pascalis, Perron, Colombière, Courvan and Perron Blocks 2 and 3, are located approximately 20 kilometres northeast of the town of Val-d’Or, in the Abitibi-East county, in the Province of Quebec.

Description of Mining Rights

The property, which contains the mineral reserves and resources of the Beaufor and W Zone mines, consists of a series of adjacent mining rights subdivided into three projects: Perron, Beaufor, and Pascalis. Another group of properties adjacent to the mine includes the Courvan project (containing the past producing Bussière Mine), the Colombière project and the Perron Block 2 and Block 3 projects.

Property	Number of	Area	Expiration date
	mining	(ha)
	titles
Beaufor	1	112.91	Mining concession 280PTA: 01/31/2016
Colombière	10	226.90	Claims expire on 04/05/2017
Courvan	33	1,106.91	Mining concession 295 and 280PTB: 01/31/2016 and 31 claims expire on 03/04/2017
Pascalis	1	37.50	Mining Lease BM 750: 06/02/2016
Perron	12	261.99	2 mining leases BM 858: 03/11/2023 and BM 1018: 09/16/2033 and 10 claims expire on 05/04/2017
Perron Blocks 2 and 3	8	164.96	Claims expire 11/23/2016

Total	65	1,911.17

All of these claims are expected to be renewed before the anniversary date by applying excess credits available or by the execution of the required works. For the mining leases, taxes are paid to the government every year and for mining concessions, geological work is performed to keep them in good standing. Richmont Mines has an internal procedure and an external control to ensure appropriate follow up regarding claim expiry dates. One isolated claim, Perron Block 4, was allowed to lapse as it was not viewed as prospective and no work was conducted on the block. All the other mining claims, mining concessions and mining leases were in good standing in 2015 and are expected to remain so in 2016. A detailed list and map of locations can be found in the Technical Report for the Beaufor Mine as of December 31, 2015 which was filed on March 24, 2016 under the Corporation’s profile on the SEDAR website at www.sedar.com.

Ownership of Mining Rights

All the mining titles of the Beaufor property are held by Richmont Mines.

Mining Royalties

All the Beaufor division’s properties are subject to the payment of royalties and financial contractual obligations. Details can be found in the Technical Report for the Beaufor Mine as of December 31, 2015, which was filed on

March 24, 2016 under the Corporation’s profile on the SEDAR website at www.sedar.com.

Beaufor Property (Royalty payable on 50% of the production)

The Beaufor production is subject to a quarterly royalty payment to Hecla Mining Company (formerly Aurizon Mines Ltd):

Gold Price (US$/oz)	Royalties per ounce on 50% of ounces produced

<300	CAN$0.00
300– 325	CAN$17.00
325– 350	CAN$18.50
350– 375	CAN$20.00
375– 400	CAN$22.50
400– 500	CAN$24.00
>500	CAN$30.00

Perron Property and Perron Block 2 (payable on 100% of the production)

The Perron property is subject to a quarterly royalty payment to Hecla Mining Company (formerly Aurizon Mines Ltd):

Gold Price (US$/oz)	Royalties per ounce produced

<300	CAN$0.00
300– 325	CAN$17.00
325– 350	CAN$18.50
350– 375	CAN$20.00
375– 400	CAN$22.50
400– 500	CAN$24.00
>500	CAN$30.00

Perron Block 3

The Perron Block 3 property is subject to a 2% NSR payable to Northwest Gold Corporation (“Northwest”). The Northwest NSR is payable when the gold price is higher than US$300 per ounce.

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

The latest revision of the closure plan was submitted in February 2014 in collaboration with ROCHE engineering firm and approved by the Ministère de l’Énergie et des Ressources naturelles (“MERN”) November 6, 2014. The next revision must be submitted no later than February 27, 2019. The total closure cost estimate is $790,100 and only includes the Beaufor Mine site. Camflo Mill is an independent entity that has its own separate closure plan. As of December 31, 2015, Richmont has provided a financial security for the closure costs of the Beaufor Mine site totaling $595,006 to the Québec MERN. The final payment is expected to be made on November 6th 2016.

The Corporation is of the opinion that all necessary permits and authorizations have been requested and obtained.

Infrastructure

Two active mine shafts are located on the Beaufor Mine site: the Perron No. 5 shaft is currently used for hoisting and the Pascalis shaft is used for the ventilation air intake. A raise between the 1,250 level and surface is used as an escape way. A ramp collar is located 350 metres southeast of the Perron shaft. The ramp provides access to the 350 Zone to the west.

A series of buildings have been erected including warehouses, workshops, garages, core shack and offices.

There are no milling or tailings activities on site.

The waste pad is permitted for a maximum capacity of 880,000 tonnes and currently holds 560,000 tonnes. The waste rock is non-acid generating.

The settling pond has a maximum usable volume of 3,335,000 litres and is sufficient for the mining activities.

There were a total of 129 employees and 29 independent contractors as of December 31, 2015 active at the Beaufor Mine.

Location of Mineralized Zones

The mineralized zones, including the mineral reserves and mineral resources, underground infrastructure and the waste pad are located on mining concession 280 PTA of the Beaufor property, mining lease 750 of the Pascalis property and mining leases 858 and 1018 of the Perron property.

Accessibility

The mines can be accessed from Highway 117 by going east from Val-d’Or to the Perron Road, and then north towards the village of Perron. The mines can also be accessed by using the secondary road 397 from Val-d’Or to Val-Senneville, and then going south on Paré Road to the village of Perron.

Climate

The average annual precipitation is approximately 914 mm, with the highest level of precipitation occurring in September (approximately 102 mm). Snowfalls occur between October and May, with the greatest amount of snowfall occurring between November and March. The monthly average for that period is about 50 mm (expressed in mm of water).

The average daily temperature in Val-d’Or is 1.2° C, which is slightly above freezing. The average temperature for July reaches 17.2° C, while in January the average temperature falls to –17.2° C. The lowest temperature measured was -43.9° C and the highest temperature measured was 36.1° C. Although the temperature of the area is below the freezing point an average of 209 days per year, mining operations are not affected by the climate.

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

Exploration History

Intermittent exploration fieldwork has been conducted on the Beaufor property since the 1930s. Following a development period, Aurizon Mines (50%) and Louvem (50%) started commercial production at the Beaufor Mine in January 1996. In August 2000, Aurizon Mines stopped mining operations at the Beaufor Mine. In spring 2001, Aurizon Mines transferred the mining rights of the Perron, Beaufor, Pascalis, Colombière and Courvan properties to Richmont Mines for an amount of $1.8 million. In September 2001, Richmont Mines undertook construction work to secure the stability of the crown pillar and commercial production resumed at the Beaufor Mine jointly with Louvem in January 2002. In March 2010, the Beaufor Mine reached the notable historical production milestone level of 1,000,000 gold ounces over its mine life. In June 2010, Richmont Mines acquired all of the issued and outstanding shares of Louvem not already owned by Richmont Mines. As a result of this transaction, Richmont Mines owns a 100% interest in the Beaufor Mine and has assumed ownership of all Louvem properties.

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

Beaufor Mine Geology

The Beaufor, Perron, Pascalis, Colombière and Courvan properties belong to the same gold-bearing hydrothermal system with a similar geometry. The Beaufor deposit is included in the Bourlamaque granodiorite. Gold mineralization occurs in veins associated with shear zones that moderately dip south. The mineralization is associated with quartz-tourmaline veins resulting from the filling of shear and extension fractures. The gold-bearing veins show a close association with mafic dykes intruding on and undercutting the granodiorite. The dykes seem to have influenced the structural control of the gold-bearing veins.

Mineralization

Gold-bearing veins at the Beaufor Mine consist of quartz-tourmaline-pyrite veins, typical of Archean epigenetic lode gold deposits, that cross-cut the Bourlamaque Batholith. Mafic dykes that predate the mineralization are associated with shear-hosted gold-bearing veins. Shallowly dipping extensional gold-bearing veins are commonly observed at the Beaufor Mine. Shear zones striking N70o and dipping steeply to the southwest control the opening and gold enrichment of veins.

All the gold-bearing veins are contained in a strongly-altered granodiorite in the form of chlorite-silica forming anastomosing corridors of 5 m to 30 m in thickness. The veins at the Beaufor Mine form panels of more than 300 m in length by 350 m in height. The thickness of the veins varies from 5 cm to 5 m. The zones are limited by the Beaufor fault (N115o/65o-75o) at 380 metres from the surface and by a parallel system of shears (N70o/sub vertical).

2015 Results

	2015	2014	2013

Gold Produced
Tonnes milled	125,447	115,573	124,570
Head grade (g/t)	6.64	6.86	5.89
Gold recovery (%)	98.6	97.9	97.8
Ounces produced	26,411	24,959	23,076

Revenues	39,714	33,624	32,669

Gold Sold
Ounces sold	26,875	24,006	23,028
Average selling price	1,474	1,399	1,417
Cash cost per ounce	995	946	1,082
AISC per ounce	1,216	1,024	1,186

Average selling price (US$)	1,153	1,267	1,376
Cash cost per ounce (US$)	778	856	1,051
AISC per ounce (US$)	951	927	1,152

Sustaining costs	5,942	1,880	2,392
Project and non-sustaining exploration costs	340	1,733	1,929

Production

In 2015, total tonnes milled increased by 9% to 125,447 as compared to 115,573 tonnes milled in 2014. The higher tonnes were offset by slightly lower grades, resulting in a 6% increase in gold production as compared to the prior year (26,411 ounces versus 24,959 ounces). Cash costs per ounce increased by 5% to $995 from $946 a year earlier, largely due to higher waste development and higher milling costs allocated from Camflo Mill, as the mill processed fewer tonnes during the year. AISC per ounce increased by 19% to $1,216 from $1,024 in the prior year due to higher sustaining exploration costs, higher sustaining capital for Q Zone development and higher capital at the Camflo Mill, which are recorded within the Beaufor Mine AISC per ounce.

For 2014, a total of 115,573 tonnes of ore were processed from the Beaufor Mine at an average grade of 6.86 g/t for an annual production of 24,959 ounces. This compared to tonnage of 124,570 at an average grade of 5.89 g/t, and gold production of 23,076 ounces in 2013. Cash costs at the Beaufor Mine for the 12 months of 2014 decreased 13% to CAN$946 (US$856) from the prior year’s level of CAN$1,082 (US$1,051), which was primarily a function of the improved grade.

Exploration

Proven and Probable Reserves at the Beaufor Mine property increased to 63,850 gold ounces at December 31, 2015, a 95% increase over the 32,750 gold ounces at December 31, 2014. There was an increase of 31,100 ounces, net of depletion. The conversion to reserves from the Q Zone accounted for 80% of the reserves increase.

With the approval of the exploitation of the Q Zone, the mine life of Beaufor has been extended to more than 2 years. The Beaufor mining history suggests a strong potential to extend the mine’s life beyond that period. Mine site exploration is now focused on three fronts: 1) expand Q Zone at depth and westward along strike, 2) build new resources in the upper mine, particularly in the extension of the old Perron Mine and 3) test the previously discovered deep R Zone for continuity from the new Q Zone infrastructure.

In 2015, the Corporation conducted a surface drilling campaign on the southern part of the Beaufor property near the northern boundary of the Courvan property. Ten holes were completed during summertime for a total of 5,968 metres. Drilling demonstrated that the geological context prevailing at the Beaufor deposit extends 1.2 km to the south. The same key lithological units (chloritized granodiorite, dioritic dykes and ductile shear zone) were recognized during core logging. Several significant quartz veins within altered granodiorite were encountered at depth varying between 50m and 450m, however those structures were barren.

Drilling

At Beaufor Mine, most of the drill holes are planned on vertical cross-sections in order to undercut the shear veins at right angles. Drilling programs are sub-divided into two main categories:

  Exploration drilling using a 40 to 80 metre by 40 to 80 metre grid;

  Definition drilling based on a 10 to 20 metre by 10 to 20 metre grid.

Drilling operations are performed by a drilling contractor, under the supervision of the geological staff at the Beaufor Mine. Underground drill holes are LTK48 (35.6 mm) and BQTK (40.7 mm) calibre. The core recovery is better than 90%, including the fault zones where the RQD (“rock quality designation”) is more than 75%. Detailed descriptions of the drill core are prepared in accordance with established Beaufor Mine guidelines by experienced and qualified personnel.

The Corporation is planning 15,540 metres of definition drilling and 24,480 metres of exploration drilling at the Beaufor Mine in 2016.

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

For exploration holes, the length of the sample varies from 0.5 to 1 metre. The core is sawed in half using a core saw. The recuperation of core is over 90%.

Assays

ALS Minerals Laboratories in Val-d’Or was selected to analyze the samples from the Beaufor Mine. This laboratory is certified ISO 9001-2000 for the supply of assays and geochemical analysis services by QMI, an ISO certification firm.

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

A second quality control program established at the Beaufor Mine involves the insertion of blanks and standards. Furthermore, rejects for all samples between 10 g/t Au and 100 g/t Au are systematically re-assayed.

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

Mineral Reserve Estimates

In 2015, the mineral reserve estimates for the Beaufor Mine were performed by Jessy Thelland, P.Geo. and Louis Nkoy, P.Eng., employees of Richmont Mines and qualified persons pursuant to NI 43-101. The methodology and procedures for mineral reserve estimates have been adopted from a study completed in 2006 by Golder Associates, an independent firm. The database, factors and parameters used in the determination of the mineral reserves are based on the available information as of December 31, 2015. However, these parameters are revised on an annual basis in order to take into consideration the experience gathered from the current mining operation.

The mineral reserve estimates are carried out in accordance with NI 43-101. Mineral reserves are classified according to the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) classification as adopted by the CIM Council on August 20, 2000. All standards generally accepted in the mineral industry as well as NI 43-101 requirements and CIM regulations for mineral reserve estimates have been fully complied with in this study.

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

Mineral Reserve Estimates

The database and the parameters used to estimate the mineral reserves are based on past mining experience and the information available as of December 31, 2015. The parameters were reviewed and modified by Golder Associates in 2006. Thus, both the dilution and the ore recovery factors by mining methods used in the reserve estimate are based on actual results obtained in 2015. All these factors and parameters are updated on an annual basis in order to account for changes in the mining operations.

The conversion of mineral resources to reserves is based on economic feasibility. An economic study is done for each resource block or group of resource blocks, and if positive, the resource can be converted into reserve. As per NI 43-101, only mineral resources in the Measured and Indicated categories can be used to establish the estimate of mineral reserves.

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

Mining Methods

The two major underground extraction methods currently used at the Beaufor Mine are the room and pillar and long-hole methods, while only the long-hole mining method was used at the W Zone Mine.

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

  Minimum dip of vein: 45°;

  Ore mining recovery: 100% for designed stopes with all pillars between stopes clearly identified during the process of mineral reserve estimation, and 90% for the stopes not yet designed;

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

  The price of gold used was US$1,080 per ounce using an exchange rate of CAN$1.2037:US$1.00;

  Operating costs include fixed costs budgeted for 2016 and variable costs (production and development) based on the results from January to October 2015 for each method.

Results of the cut-off grade study by mining method for both developed and undeveloped underground workings are listed in the following table:

Mining Method	Workings	Cut-off Grade
		(g/t)
Room and pillar	Developed	5.25
Room and pillar	Undeveloped	6.04
Long hole	Developed	4.31
Long hole	Undeveloped	5.10

Reserve Classification

More detailed descriptions about the classification of reserves at the Beaufor Mine are detailed below.

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

In accordance with the mineral reserve estimation, the mineral reserves of the Beaufor Mine as at December 31, 2015, are estimated as follows:

Reserve Categories	Tonnes	Grade	Au1
	(metric)	(g/t Au)	(oz)
Proven	35,600	7.31	8,350
Probable	266,500	6.48	55,500

Total (Proven + Probable)	302,100	6.57	63,850
[1]	Before mill recovery of 98.0%.

Mining Operations and Metallurgy

The two major underground mining methods currently used at the Beaufor Mine are the room and pillar and long-hole methods.

Ore from the Beaufor Mine is trucked to the Corporation’s 100% owned Camflo Mill, which is located approximately 49 kilometres from the mine site. The Camflo Mill, with a rated capacity of 1,200 tonnes per day, is a Merrill-Crow conventional type mill with circuits for crushing, grinding, gold cyanidation and precipitation using zinc powder.

The historic average rate of recovery of the mill is 98% when ore extracted from the Beaufor Mine is milled. No major operating problems have been experienced at this mill and none are anticipated in the near future. The usual maintenance and repairs are carried out when deemed appropriate.

3.	W Zone Mine, Val-d’Or, Quebec, Canada

There was no gold production from W Zone Mine in 2015, as the operation was closed in the second quarter of 2014.

	2015	2014	2013[1]

Gold Produced
Tonnes milled	-	36,789	23,185
Head grade (g/t)	-	4.25	3.28
Gold recovery (%)	-	97.5	95.1
Ounces produced	-	4,900	2,324

Revenues	-	6,938	3,096

Gold Sold
Ounces sold	-	4,929	2,326
Average selling price	-	1,405	1,328
Cash cost per ounce	-	992	1,441
AISC per ounce	-	1,010	1,961

Average selling price (US$)	-	1,272	1,265
Cash cost per ounce (US$)	-	899	1,373
AISC per ounce (US$)	-	915	1,869

Sustaining costs	-	88	1,209
Project and non-sustaining exploration costs	-	-	-
[1]	Includes only data following the beginning of commercial production on October 1, 2013.

In 2014, a total of 36,789 tonnes of ore were processed from the W Zone at an average grade of 4.25 g/t for annual production of 4,900 ounces. This compared to 23,185 tonnes at an average grade of 3.28 g/t, and gold production of 2,324 ounces in the prior year. Cash costs at the operation were CAN$992 (US$899) in 2014, versus CAN$1,441 (US$1,373) in 2013, with the decrease reflecting the discontinuation of development costs when operations were closed in the second quarter of 2014.

4.	Monique Mine, Val-d’Or, Quebec, Canada

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

The mining lease (1012) was obtained on February 14, 2012, from the Ministère de l’Énergie et des Ressources naturelles du Québec, and the environmental certificates of authorization for an open pit operation were received at the beginning of 2013. Open pit mining ended in January 2015, and surface infrastructure was removed during the year. Monique mine is now closed.

A detailed list and map of locations can be found in the Monique NI 43-101 technical report dated September 13, 2013, and filed under the Corporation’s profile on the SEDAR website at www.sedar.com. All the mining titles were in good standing in 2013, and Richmont expects that they will remain so in the future.

Property	Number of	Area	Expiration date
	mining titles	(ha)
Monique	17 mining claims	446.75	Claims expire between 11/18/2016 and 05/23/2017

	1 mining lease	99.41	Mining lease 1012, expire on 02/13/2032

Total	18	546.16

Mining Royalties

As part of Richmont’s successful acquisition of the outstanding 19% interest in the Monique property a 0.38% NSR (Net Smelter Return) royalty was granted to SOQUEM, payable at the time the property reaches commercial production.

Similarly, Richmont Mines assumed existing royalty obligations on 8 of the property’s 17 claims, payable to Exploration Concorde Ltd., and equal to 5% net profit interest. The northern part of five of these claims are now partly covered by the Mining Lease 1012; however the present open pit lies outside of the original limit of these claims.

Environmental Obligations and Permits

A closure plan was developed in conjunction with Roche Ltd, Consulting Group, and was submitted to the Ministère de l’Énergie et des Ressources naturelles (“MERN”) on March 18, 2013. Financial guarantees amounting to $947,663 have been submitted to MERN at the end of 2015.

The Corporation is of the opinion that all the necessary permits and authorizations have been requested and obtained.

Geological Setting

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

2015 Results

In early January 2013, Richmont announced that it had received the required mining permits for the Monique property. Following the completion of a bulk sample in the second quarter of 2013, and the subsequent completion of the three month pre-production phase, the Monique open pit Mine began commercial production on October 1, 2013. Mining activities were continuous during all the 2014 year.

Operating results

	2015	2014	2013[1]

Gold Produced
Tonnes milled	224,673	283,009	60,536
Head grade (g/t)	2.37	2.71	2.35
Gold recovery (%)	96.7	96.0	93.6
Ounces produced	16,580	23,675	4,274

Revenues	26,298	32,663	3,961

Gold Sold
Ounces sold	17,657	23,490	2,976
Average selling price	1,486	1,387	1,328
Cash cost per ounce	782	910	1,290
AISC per ounce	798	958	2,304

Average selling price (US$)	1,162	1,256	1,265
Cash cost per ounce (US$)	612	824	1,230
AISC per ounce (US$)	625	867	2,196

Sustaining costs	277	1,119	3,016
Project and non-sustaining exploration costs	-	2	221

Mining activities at the Monique open-pit ceased at the end of January 2015 as the mine was fully depleted and a low-grade stockpile, at an average grade of 2.37 g/t, was established for future processing. The majority of the stockpile was processed over the balance of the year, with approximately 16,000 tonnes remaining that was processed in January 2016. Total tonnes milled in 2015 were 21% lower as compared to prior year’s tonnage of 283,009. Consequently, gold production of 16,580 ounces in 2015 was 30% lower than 23,675 ounces produced in 2014. Cash costs and AISC per ounce were $782 (US$612) and $798 (US$625) respectively, lower than cash costs and AISC for 2014 of $910 per ounce (US$824) and $958 (US$867) respectively, as mining operations ceased and stockpiles were processed for most part of the year. Non-cash charges of $250 per ounce were included in 2015 cash costs and AISC, relating to mining costs incurred and paid for in 2014, but which were accounted for when the resulting ounces were sold.

A total of 283,009 tonnes of ore were processed at an average grade of 2.71 g/t from the Monique Mine during the 12 months of 2014. This compared to processed tonnage of 60,536 tonnes at an average grade of 2.35 g/t and consequent production of 4,274 ounces in 2013, which included only 3 months of commercial production. Annual cash costs of CAN$910 (US$824) reflect the distribution of costs over a full year of production in 2014, versus the higher cash costs of CAN$1,290 (US$1,230) during the first three months of commercial operation in 2013 as production was being ramped up.

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

Reserve Classification

As at December 31, 2015, the Monique open-pit was depleted with no more Mineral Reserves on the property.

Mining Operations and Metallurgy

Open pit mining was completed at the end of January 2015. Stockpiled ore was processed at the Camflo Mill in 2015, with the exception of a small amount to be processed early in 2016.

5.	Exploration Projects and Other Properties

For information of exploration properties, and exploration costs for last three years, including estimates for 2016, refer to sections ‘Property interests’ and ‘Exploration and project evaluation expenditures on pages 27 and 28 of this Annual Report.

5.1	Francoeur Property, Rouyn-Noranda, Quebec, Canada

The Francoeur Mine was closed on November 30, 2012 and ceased mining operations on March 6, 2013 (within the meaning of federal regulations).

On March 3, 2016, Globex Inc. (“Globex”) announced that it has signed a Binding Letter of Intent with Richmont Mines Inc. wherein Globex will acquire 100% interest in the Francoeur Mine, Arntfield Mine and a large package of mining concessions, mining leases and claims in Beauchastel and Dasserat Townships, west of Rouyn-Noranda, Quebec. Globex has agreed to pay Richmont a 1.5% Net Smelter Royalty (NSR) on a portion of the property that includes the former Francoeur mine and Arncoeur property up to a total of $1,300,000 after which the NSR will be reduced to 0.5% NSR.

As part of the transaction, Globex will transfer title of 11 claims located in Beauchastel Township adjoining the East boundary of Richmont’s Wasamac gold property to Richmont. These claims will be subject to a 0.5% NSR. More details are provided in the March 3, 2016 press release issued by Globex.

Location and Property Description

The Francoeur property is located 25 km west of Rouyn-Noranda, Abitibi, Beauchastel Township, ranges IV and V, lots 1 to 9.

Description of Mining Rights

The Francoeur property consists of 16 mining claims, 3 mining concessions and 5 mining leases totalling approximately 505 ha.

Number of mining titles	Area	Expiration date
	(ha)
16 mining claims	170.57	Claims expire between 04/24/2016 and 05/23/2017
3 mining concessions	230.21	Mining concessions 194, 322 and 326: 01/31/2016
5 mining leases	103.95	Mining leases 776, 825, 826 ,849 and 1006 expire between 07/13/2018 and 06/26/2032

24	504.73

All of these claims are anticipated to be renewed before the anniversary date by applying excess credits available or by the execution of the required works. For the mining leases, taxes are paid to the government every year to keep them in good standing. For mining concessions, geological work is performed to keep it in good standing and taxes are paid every year. Richmont Mines has an internal procedure and an external control to insure appropriate follow up regarding claim expiry dates. All the mining claims, mining concessions and mining leases were in good standing in 2015 and are expected to be in good standing for 2016. A detailed list and map of locations can be found in the amended technical report for the Francoeur Gold Property as of August 17, 2012 filed under the Corporation’s profile on the SEDAR website at www.sedar.com.

Ownership of Mining Rights

All mining titles on the Francoeur property are held by Richmont Mines.

Mining Royalties

There are no royalties or back-in-rights related to any of the mining claims, mining leases and mining concessions.

Environmental Obligations and Permits

Following the announcement of the end the mining activities, Richmont Mines stopped mine dewatering on March 18, 2013 and ceased mining operations on March 6, 2013 (within the meaning of federal regulations). The notice of final cessation of mining activities was sent April 4, 2014 to MDDELCC. Richmont has begun the preliminary cleaning and restoration work on this property and awarded a contract to a consultant for the Environmental Site Assessment on May 2014. They made a site assessment based on historical activities (phase I) and made collection and chemical analysis of soil and groundwater samples on the site (phase II). Following these results, decontamination work began in 2014 and continued in 2015. At the end of 2015, some contaminated soils are still present below the hoist room. This building will have to be removed in order to complete the rehabilitation.

Geological Setting

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

Mineral Reserve Estimates

All the results of the definition drilling done in 2011 and in the beginning of 2012 were used to do the re-estimation of the Francoeur mineral reserve and resource in June 2012. Technical parameters used for this reserve and resource estimation are described in the Technical Report filed on SEDAR on August 17, 2012.

At the end of 2013, there were no more reserves at the Francoeur Mine, as the last shipment of ore was sent to the Camflo Mill in March 2013 and the mine was subsequently closed.

6.	Wasamac, Rouyn-Noranda, Quebec, Canada

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

Exploration History

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

Following 2012 drilling results, Richmont announced that scheduled technical work and permitting efforts would continue as planned in 2013 at Wasamac; however, no additional exploration and development activities would be undertaken on the asset. This decision was made following several months of project optimization studies, which caused Richmont to conclude that alternative scenarios did not currently offer a meaningful economic improvement in the current gold price environment, over the initial Preliminary Economic Assessment outlined in the Corporation’s March 28, 2012 press release.

Geological Setting

Mineralization

The Wasa shear zone runs through the centre of the property in an east-west fashion. This shear zone, which trends at an azimuth of 265°, has a 50-60° dip to the north and a maximum thickness of 80 metres. To the west, the shear zone splits into two separate branches and becomes thinner, while to the east, the shear zone weakens as well and displays an average thickness of 25 metres. This shear zone is characterized by the development of a strong mylonitic fabric and an intense hydrothermal alteration which completely destroyed the primary structures and textures of the protolith. Mineral assemblages of rocks within the shear zone consist of chlorite, carbonate, hematite, albite and sericite in the middle of the zone. Gold is associated with a dissemination of fine pyrite in the altered portions of the shear zone.

Drilling

2015 Program

One exploration hole was completed in 2015 to test the extension of a small gold mineralized zone located south of the Wasamac shear zone. This hole was done in order to keep the mining titles in good standing. Only a few gold values were encountered.

On the next page you will find a map of the Corporation’s properties.

RICHMONT

Richmont Mines Properties

1
2
3
1
2
3
4
5
6

ONTARIO

1. Island Gold Mine
2. Sewell
3. Cripple Creek

QUEBEC

1. Francœur
2. Wasamac
3. Camflo Mill
4. Beaufor Mine
5. Monique
6. Chimo-Simon

7.	Table of reserves

Richmont Mines 2015 Mineral Reserve Estimates
	December 31, 2015			December 31, 2014
	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces
	(metric)	(g/t Au)		(metric)	(g/t Au)
Island Gold Mine
Proven Reserves[1] (above -400m)	97,000	7.00	21,800	173,000	6.25	34,700
Probable Reserves[1] (above -400m)	248,000	6.88	54,900	290,500	5.91	55,300
Total Proven & Probable (above -400m)	345,000	6.91	76,700	463,500	6.04	90,000
Proven Reserves[1] (below -400m)	266,500	7.72	66,100	86,000	6.57	18,150
Probable Reserves[1] (below -400m)	1,504,000	8.66	418,900	345,500	6.81	75,600
Total Proven & Probable (below -400m)	1,770,500	8.52	485,000	431,500	6.76	93,750
Total Proven & Probable Reserves[1]	2,115,500	8.26	561,700	895,000	6.39	183,750
Beaufor Mine[2]
Proven Reserves[1]	35,600	7.31	8,350	53,000	7.13	12,100
Probable Reserves[1]	266,500	6.48	55,500	91,500	7.02	20,650
Total Proven and Probable Reserves[1]	302,100	6.57	63,850	144,500	7.06	32,750
Monique Mine[3]
Proven Reserves[1]	-	-	-	-	-	-
Probable Reserves[1]	-	-	-	14,500	3.16	1,450
Total Proven & Probable Reserves[1]	-	-	-	14,500	3.16	1,450
Total Gold
Proven & Probable Reserves	2,417,600	8.05	625,550	1,054,000	6.43	217,950

[1]	In 2015, based on a gold price of CAN$1,300 per ounce and an exchange rate of CAN$1.2037 = US$1.00. (In 2014: gold price of CAN$1,300 per ounce and CAN$1.0833 = US$1.00).
[2]	W Zone and 350 Zone Mineral Reserves are included with the Beaufor Mine as at December 31, 2015 and 2014.
[3]	Monique Mineral Reserves are open-pit.

National Instrument 43-101 – Standards of Disclosure of Mineral Projects

Mineral reserve estimations for the Corporation’s material properties were established by “qualified persons” as defined under NI 43-101, and their names are set out in the table below. These reserve estimations were reviewed by Mr. Daniel Adam, P.Geo., Ph.D., Vice-President, Exploration, an employee of Richmont Mines.

Mines	Qualified Persons	Titles
Beaufor Mine	Jessy Thelland, P.Geo.	Chief Geologist, Beaufor Mine
	Marc-André Lavergne, P.Eng	Manager, Beaufor Mine and Camflo Mill divisions
	Louis Nkoy, P.Eng.	Chief Engineer

Island Gold Mine	Raynald Vincent, P.Eng., M.G.P.	Chief Geologist
	Jean Bastien, P.Eng., MBA	Technical Services Manager

Francoeur Property	Marc-André Lavergne, Eng.	Former Francoeur Mine Manager
	Daniel Adam, P.Geo., Ph.D.	Vice-President, Exploration Corporate division
	Pierre Rivard, P.Geo.	Former Production Geologist

Wasamac Project	Daniel Adam, P.Geo., Ph.D.	Vice-President, Exploration, Corporate division

Monique Mine	Daniel Adam, P.Geo., Ph.D.	Vice-President, Exploration, Corporate division

8.	Gold Marketing and Sales

The profitability of gold mining is directly related to the market price of gold as compared to the cost of production. Gold prices fluctuate widely and are affected by numerous factors, including expectations with respect to the rate of inflation, exchange rates (specifically the U.S. dollar relative to other currencies), interest rates, global and regional political and economic situations and governmental policies with respect to gold holdings by a nation’s central bank. The demand and supply of gold usually affect gold prices but not necessarily in the same manner as supply and demand affect the prices of other commodities. The amount of gold available for sale includes a combination of mine production, stock and gold bullion held by governments, public and private financial institutions, industrial organizations and private individuals. As the amounts produced in any single year account for a small portion of the total available supply of gold, normal variations in current production do not have a significant impact on the supply of gold or its price.

The following table sets out the annual average gold price (London PM fix) in U.S. over the past five years:

		Exchange
	(US$)	rate[1]	(CAN$)

2011	1,572	0.99	1,556
2012	1,669	1.00	1,669
2013	1,411	1.03	1,453
2014	1,266	1.10	1,393
2015	1,160	1.28	1,485
As at April 19, 2016	1,192	1.36	1,621
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

In 2015, 2014 and 2013, Richmont Mines had not entered into any gold derivatives contracts.

9.	Governmental Regulation (Environment)

Richmont Mines’ principal business activities include the production of gold from mining development, extraction and processing of minerals, and mining exploration to maintain and increase its ore reserves. These operations are subject to various levels of control and strict government regulations, such as laws and regulations with respect to activities related to natural resources and the protection of the environment.

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

Richmont Mines holds certificates of authorization issued by the Ministère du Développement durable, de l’Environnement, et de la Lutte contre les Changements Climatiques (the “MDDELCC”) with respect to its mining operations in Quebec (Beaufor Mine, W Zone Mine, Monique Mine and Camflo Mill) and by the Ontario’s Ministry of the Environment for its Island Gold Mine, located in Ontario.

C.	Organization Structure

See Exhibit 8.1 to this Annual Report.

D.	Property, Plants and Equipment

See Section B. “Business Overview” above.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The discussion and analysis of the operating results and financial position of the Corporation for the three years ended December 31, 2015, 2014 and 2013 should be read in conjunction with the Corporation’s consolidated financial statements and the accompanying notes included in this Annual Report. Notice should also be taken of the cautionary statement regarding forward-looking statements on page 4 of this Annual Report, in particular with respect to trend and other forward looking information and disclosure regarding the Corporation’s contractual obligations.

The preparation of financial statements involves making estimates and assumptions that have a significant impact on the reported amounts of revenues, expenses, assets and liabilities. The items most dependent on the use of estimates include the useful life of assets, amortization and depletion calculations based on proven and probable reserves, impairment test of property, plant and equipment, calculation of asset retirement obligations, share based remuneration expense, dismantling costs and severance costs, the evaluation of provisions and contingent liabilities, start of advanced exploration phase, start of commercial production, recoverability of credits relating to resources and credits on duties refundable for losses as well as deferred income and mining taxes. Consequently, future results may differ from these estimates.

A.	Operating Results

Year ended December 31, 2015 compared to year ended December 31, 2014 and year ended December 31, 2013

(all dollar amounts are in thousands of Canadian dollars unless otherwise stated except for share and per ounce data).

Overview

Gold Prices

Gold price has been very volatile during 2015 due to uncertainty in global growth and the timing of a US Federal Reserve rate increase, creating more uncertainty among both, investors and gold producers. The gold price has fallen for the third consecutive year – down about 8% in 2015 alone. Following graph shows the gold price trend for last five years.

Historical five years gold prices

Inflation and the U.S. dollar are two major forces behind gold’s prices. In 2015, they didn’t work in gold’s favor. The collapse of the price of oil has kept inflation in check, which worked against gold because of its role as a hedge against rising prices. The U.S. dollar was strong throughout the year, as the effects of an improving US economy impacted its currency — another blow for gold, whose price performs contrary to the value of the dollar, as gold, which is priced in US dollars, becomes more expensive in other currencies. On December 16, 2015, the US Federal Reserve lifted short term interest rates for the first time in nine years. Given current economic conditions, the Fed took a dovish approach by indicating a gradual increase in future rates. This had minimal impact on gold prices.

The volatility in gold prices in 2015 makes it difficult to forecast 2016 prices with any kind of certainty. However with the uncertainty around interest rates removed, we expect the gold market to return to focus on fundamentals in the industry characterized by declining supply and still robust physical demand.

Production

(ounces of gold)	2015	2014	2013

Island Gold	55,040	42,206	33,836
Beaufor	26,411	24,959	23,076
Monique	16,580	23,675	4,274[1]
W Zone	-	4,900	2,324[1]
Total production	98,031	95,740	63,510

[1]	Includes only data following the beginning of commercial production on October 1, 2013.

Richmont produced 98,031 ounces of gold in 2015, which exceeded the increased annual production guidance of between 87,000 and 95,000 ounces that was announced on August 6, an increase of 2% over 2014. Island Gold Mine accounted for 56% of total 2015 production, which largely offset the decrease in production from Quebec operations. Since 2013, production has increased by 54%. This increase has primarily been driven by strong performance from the Island Gold Mine and by the contribution of the Monique Mine, which began commercial production in the fourth quarter of 2013.

The Island Gold Mine produced a record 55,040 ounces in 2015, 16% above annual production guidance levels and 30% above the 42,206 ounces of gold produced in 2014. The increase is largely due to a 24% increase in grade to 7.31 g/t as compared to 5.91 g/t in 2014. Production for 2014 was a 25% increase over the 33,836 ounces produced in 2013, primarily due to a 29% improvement in grade to 5.91 g/t as compared to 4.57 g/t in 2013.

The Beaufor Mine produced 26,411 ounces in 2015, a 6% improvement over 2014 gold production of 24,959 ounces. The improvement was driven by 9% higher tonnage offset by 3% lower grade as compared to the prior year. Production for 2014 was an 8% improvement over 2013 production of 23,076 ounces. Production of 16,580 ounces at the Monique open-pit mine was 30% lower than the prior year, as the mine was depleted early in the 2015 year, at which point the operation started processing the lower grade stockpile.

Investments

As part of its strategy of accelerated development and potential production expansion at Island Gold Mine, the Corporation invested $48.9 million in 2015. This included $7.8 million for extending the main ramp to a depth of 740 metres, $8.5 million for a secondary eastern ramp to a depth of 500 metres and $4.8 million for an exploration drift that extends to the east by approximately 440 metres. A $2.8 million delineation drilling program of 50,089 metres was also completed in 2015. Other significant infrastructure upgrades included $8.7 million for the tailings dam expansion, $5.0 million for electrical upgrades and $1.6 million for bunkhouse buildings.

Richmont invested $23.1 million in its assets in 2014, a decrease from the $41.9 million in 2013. The decrease largely reflects the lower development costs associated with the Monique Mine following its commencement of commercial production in the fourth quarter of 2013, lower investments in the W Zone following the decision to cease operations in the second quarter of 2014, and decreased year-over-year investments at the Island Gold Mine.

Summary of Operational and Financial Results

Net earnings in 2015 were $6.8 million or $0.12 per share, compared to net earnings in 2014 of $8.2 million or $0.18 per share and to a net loss in 2013 of ($34.3 million) or ($0.87) per share.

The cash and cash equivalent balance was $61.0 million at December 31, 2015, an increase of $25.7 million over the $35.3 million at December 31, 2014. The cash and cash equivalent balance was $17.6 million at December 31, 2013.

At December 31, 2015, Richmont had working capital of $47.3 million compared with $34.8 million at December 31, 2014 and $14.0 million at December 31, 2013.

Changes to accounting policies

New Accounting Pronouncements

There were no new accounting pronouncements for annual periods beginning on or after January 1st, 2015.

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

IFRS 16 – Leases (IFRS 16)

In January 2016, the IASB published IFRS 16 which replaces IAS 17 Leases. IFRS 16 eliminates the classification as an operating lease and requires lessees to recognize a right-of-use asset and a lease liability in the statement of financial position for all lease with exemptions permitted for short-term leases and leases of low value assets. In addition, IFRS 16: changes the definition of a lease; sets requirements on how to account for the asset and liability, including complexities such as non-lease elements, variable lease payments and options periods; changes the accounting for sale and leaseback arrangements; largely retains IAS 17’s approach to lessor accounting and introduces new disclosure requirements. IFRS 16 is effective for annual reporting periods beginning on or after January 1, 2019 with early application permitted in certain circumstances. The Corporation has yet to assess the impact of this new standard on its consolidated financial statements.

Revenue

Total annual revenues increased 9% in 2015 to $143.7 million from $132.2 million in 2014, due to the 3% increase in the number of gold ounces sold and a 6% increase in the average realized gold price in Canadian dollars. For the 2015 fiscal year, a total of 96,895 ounces of gold were sold at an average realized price of CAN$1,480 (US$1,157) per ounce. This compared to gold sales of 94,503 ounces at an average realized price of CAN$1,396 (US$1,264) per ounce in 2014, and gold sales of 63,443 in 2013 at an average realized price of CAN$1,419 (US$1,378) per ounce.

The Island Gold Mine sold 52,363 ounces of gold in 2015 at an average realized price of CAN$1,481 (US$1,158) as compared to 42,078 ounces of gold sold in 2014 at an average realized price of CAN$1,398 (US$1,266), and 35,113 ounces of gold in 2013 at an average price of CAN$1,434 (US$1,392).

The Beaufor Mine sold 26,875 ounces of gold at an average realized sale price of CAN$1,474 (US$1,153) versus 24,006 ounces of gold sold at an average realized price of CAN$1,399 (US$1,267) in 2014, and 23,028 ounces of gold sold at an average realized price of CAN$1,417 (US$1,376) per ounce in 2013.

The Monique Mine sold 17,657 ounces of gold in 2015 at an average realized price of CAN$1,486 (US$1,162) as compared to 23,490 ounces of gold sold in 2014 at an average realized price of CAN$1,387 (US$1,256) and 2,976 ounces of gold sold at an average realized price of CAN$1,328 (US$1,265) in its first three months of commercial production during the last quarter of 2013.

There were no sales from the W Zone Mine in 2015, as the operations were closed in the second quarter of 2014. The W Zone Mine contributed gold sales of 4,929 ounces at an average price of CAN$1,405 (US$1,272) in 2014, and gold sales of 2,326 ounces at an average price of CAN$1,328 (US$1,265) in 2013.

Expenses

Cost of sales for 2015 was $118.3 million, an increase of 6% over 2014, due to higher volumes of ore mined at Island Gold and Beaufor, and a higher ratio of development ore to production ore at Island Gold, which were partially offset by lower milled tonnage at Monique. Cost of sales at Island Gold was 40% higher in 2015 due to increased tonnage and the higher ratio of higher-cost development ore to production ore mined during the year. Salaries and contractor costs increased as the mine increased ore production and focused on new maintenance initiatives for equipment and electrical installations. Depreciation increased over the prior year due to a higher depreciation rate per ounce of gold and a 3% increase in ounces sold. Cost of sales at Beaufor increased mainly due to a 9% increase in tonnage over the prior year. Monique reported much lower cost of sales, as the mine was depleted early in the year and only the stockpiles were processed over the balance of the year. Cash costs increased by 2% to $977 per ounce (US$764) in 2015 from $956 (US$866) in 2014, that include 5% higher costs at both Island Gold and Beaufor, which were partially offset by 14% lower costs at Monique and the impact of a 3% increase in ounces sold.

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

Royalties for 2015 were $2.0 million or 16% lower than 2014 royalties of $2.3 million due to an adjustment from previous years. The amount of royalties paid out in 2014 increased to $2.3 million from $1.9 million the prior year, driven by higher royalty levels at all three of the Corporation’s operating mines as a result of the higher gold ounce production levels. 2013 royalty payments decreased to $1.9 million from $2.3 million in 2012, reflecting lower royalty levels at the Island Gold Mine as a result of the 16% year-over-year decrease in gold ounces sold and lower gold prices. This was only partially mitigated by slightly higher royalties at the Beaufor Mine as a result of increased gold sales in 2013, and royalties at both the Monique and W Zone mines following their transition into commercial production.

The Corporation is subject to pay the following royalties:

  Beaufor Mine and the W Zone Mine: $30 per ounce produced on 50% of the production from Beaufor property, $30 per ounce produced from Perron property and a 25% net profit interest royalty per ounce produced from Pascalis property;

  Island Gold Mine: a 3% net smelter return royalty per ounce produced from the Lochalsh claims, a 2% net smelter return royalty in addition to a 15% net profit interest royalty per ounce produced from the Goudreau claims and a 4.38% net smelter return royalty and a 10.38% net profit interest royalty per ounce produced from Goudreau Lake property;

  Monique Mine: a 0.38% smelter return royalty per ounce produced.

Royalty payments could be payable on other properties if such other properties are brought into commercial production.

Custom milling – In 2015, Richmont processed 55,337 tonnes of ore from local mining companies in the Abitibi region, to utilize excess milling capacity at its Camflo Mill. The Corporation did not process any custom milling ore in 2014 and in 2013.

Administration - Administration expenses totaled $9.8 million in 2015 versus $7.6 million in 2014. This represented a $2.2 million increase over 2014, reflecting higher salaries attributable to the greater number of employees, severance of the Executive Chairman and higher share-based compensation and consultant-related costs in the current period.

Administration expenses of $7.6 million in 2014 were slightly higher than $7.5 million in 2013. However, excluding severance payments in both periods, administration expenses in 2014 were 12% below the 2013 levels. The total cost in 2014 reflects lower levels of salaries and related benefits stemming from the decrease in the number of administrative employees, the effects of which were offset by higher severance compensation following the departure of the President and CEO in early July, and departure of the CFO in September.

Exploration and project evaluation –Richmont Mines continued to make investments related to exploration and project evaluation as shown below:

(in thousands of $)	2015	2014	2013
	$	$	$
Exploration costs Mines
Island Gold	4,600	771	4,532
Beaufor	2,679	1,733	1,929

	7,279	2,504	6,461
Exploration costs - Other properties
Wasamac	94	169	1,102
Monique	-	2	221
Other	32	154	347
Project evaluation	521	357	474
Exploration and project evaluation before depreciation and exploration tax credits	7,926	3,186	8,605

Depreciation	41	71	229
Exploration tax credits	(532)	515	(959)

	7,435	3,772	7,875

Accretion expense of asset retirement obligations – The Corporation’s production and exploration activities are subject to various federal and provincial laws and regulations governing the protection of the environment. These laws and regulations are continually changing and are generally becoming more restrictive. The Corporation conducts its operations so as to protect public health and the environment. The Corporation has recorded the asset retirement obligations of its mining sites on the basis of management’s best estimates of future costs, based on information available on the reporting date. Best estimates of future costs are the amount the Corporation would reasonably pay to settle its obligation on the closing date. Future costs are discounted using pre-tax rates that reflect current market assessments of the time value of money and the risks specific to the liability. Such estimates are subject to change based on modifications to laws and regulations or as new information becomes available. This charge was $82 thousand in 2015 as compared to $111 thousand in 2014, and $81 thousand in 2013.

Loss (gain) on disposal of long-term assets – The loss (gain) on disposal of long-term assets includes the following items:

(in thousands of $)	2015	2014	2013
	$	$	$

Exploration mining assets	-	493	-
Mining equipment	(102)	146	105

	(102)	639	105

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

Subsequent to 2013 production and a re-interpretation of the geology following exposure from mining, the reserve base of the W Zone Mine was significantly reduced. As a result of this reduction, and the ensuing impact on expected future production from this operation, the Corporation took a $13.5 million, or $0.34 per share, non-cash write-down on the asset base in the fourth quarter of 2013. A discount rate of 9% was used by the Corporation to determine the value-in-use.

Mining and Income Taxes

(in thousands of $)	2015	2014	2013
	$	$	$

Current taxes	1,698	78	785
Future taxes	99	427	7,209

	1,797	505	7,994

For the fiscal year 2015, the mining and income tax expense was $1.8 million, which includes $1.0 million of federal income taxes payable and $0.8 million of mining taxes payable.

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

Net loss from discontinued operation

At the end of November 2012, management made the decision to cease commercial gold production at the Francoeur Mine. This Mine was part of the Corporation’s Quebec segment. As a result, revenues, expenses and losses relating to the discontinuation of this operation were segregated from the Corporation’s results from continuing operations, and are shown as a single line item in the consolidated income statement. The remaining property, plant and equipment from this mine were valued at their recoverable amount, and the majority of these assets are now redeployed within the Corporation’s other mines. The recoverable value of assets was established by three internal experts with the necessary expertise to determine the value of mining assets. They evaluated the fair value for each asset considering the general condition of the asset as well as the actual conditions of the market. Total charges related to the mine closure including asset write-down, closure costs and operational losses, totaled $1.1 million in 2013 after mining and income taxes.

Net Earnings (loss)

The Corporation generated net earnings of $6.8 million, or $0.12 per share for the fiscal year 2015, a decrease over net earnings of $8.2 million or $0.18 per share in 2014, due to higher exploration expenditures at Island Gold and higher administration costs as compared to 2014. Net earnings on per share basis were 33% lower also because of increase in share capital resulting from issuance of 9.625 million common shares on a bought-deal basis in February 2015.

Net earnings for 2014 were $8.2 million, or $0.18 per share, a significant improvement over 2013 net loss from continuing operations of ($33.2) million, or ($0.84) per share, which included charges totaling $22.1 million, or $0.56 per share, stemming from a non-cash write-down of the W Zone Mine assets, a write-off of deferred income and mining tax assets, and a write-off of financing costs following the termination of a debt-financing agreement. The annual variance in results also reflects the 49% increase in the number of gold ounces sold, and a 15% decrease in the average cash cost per ounce stemming from improved mined grades at all three operating mines, the effects of which were only partially mitigated by the slight 2% decrease in the average sales price per ounce in Canadian dollar terms.

Balance Sheet

Assets

The total assets of Richmont increased to $207.1 million from $148.8 million at the end of 2014 and $123.3 million at the end of 2013.

The Corporation’s cash balance was $61.0 million at December 31, 2015, a $25.7 million, or 73%, increase from the $35.3 million balance at December 31, 2014. Year-end cash levels includes $42.4 million of cash generated from operations, $36.1 million of net proceeds from a bought deal financing completed in February 2015 reduced by investment of $52.1 million in property, plant and equipment during the year, largely spent on the ongoing development of the Island Gold Mine.

Cash balance of $35.3 million at December 31, 2014, up from the $17.6 million balance at December 31, 2013, included investments of $23.1 million in property, plant and equipment during the year, which were more than offset by $27.3 million of cash generated from operations and the $10.7 million of net proceeds from a bought deal financing completed in April 2014.

Working capital of $47.3 million as of December 31, 2015 was an increase of $12.5 million as compared to December 31, 2014. The increase is largely attributable to an increase of $25.7 million in cash and an increase of $2.0 million in receivables, partially offset by a decrease of $2.5 million in inventories, a decrease of $3.3 million exploration tax credits receivable, and an increase of $9.4 million in current liabilities.

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

Liabilities

The liabilities of Richmont were $53.5 million as at December 31, 2015 and are composed of current liabilities, asset retirement obligations, royalty payments payable, finance lease obligations, contract payment holdbacks, long-term share based compensation, closure allowance and deferred income and mining tax liabilities.The liabilities of the Corporation were $40.8 million as at December 31, 2014, compared with $37.0 million at December 31, 2013.

Asset retirement obligations

The rate used to determine the future value of the obligations is based on the expected life of the operation and varies between 3.0% and 3.5% (between 3.0% and 3.5% in 2014) while the rate reflecting the current market assessments (adjusted for the risks specific to this liability) used to determine the present value of the obligations varies between 0.6% and 1.3% (between 1.0% and 1.6% in 2014). The payments schedule was determined by taking into account the proven and probable reserves (and a portion of measured and indicated resources for Island Gold Mine), the estimated annual production level and the estimated mine life. The following table sets forth the estimated cash flows of future retirement costs used in the calculation of the asset retirement obligations for the year ended December 31, 2015:

(in thousands of $)		Anticipated
	Total amount	cash flow
	of the estimated	payment
	cash flow	schedule
2015	$

Island Gold Mine	2,217	2023
Beaufor Mine and W Zone Mine	1,386	2019
Camflo Mill	4,289	2019
Monique Mine	1,541	2016 and after
Francoeur Mine	849	2016 and after

	10,282

Long-Term Debt

Long-term debt includes the following financial liabilities:

(in thousands of $)	December 31,	December 31,
	2015	2014
	$	$

Royalty payments payable a)	1,000	2,000
Finance lease obligations b)	6,057	2,912
Contract payment holdbacks c)	1,500	1,116
Long-term share-based compensation (note 7.2 c)	1,234	982
Closure allowance d)	537	513

	10,328	7,523

Current portion	3,064	1,799

	7,264	5,724

a)	On August 5, 2014, the Corporation signed a definitive agreement to acquire the outstanding 31% ownership of four patented claims on the Island Gold Mine property, thereby increasing its ownership of these claims to 100% from 69% previously. The 31% ownership held by the third party was acquired by the Corporation in return for a 3% net smelter return (NSR) royalty that is payable on 100% of mineral production from the four claims. As part of this agreement, the Corporation made an advance royalty payment of $1.0 million at the closing of the transaction, made a payment of

$1.0 million on January 3, 2015 and made an additional payment of $1.0 million on January 3, 2016. In the event that there is production from these claims, advance royalty payments will continue, and will decrease to $0.3 million as of January 3, 2017, and will be paid annually until such time as a total of $5.1 million has been paid in royalties (including advance royalties) to the third party, after which advance royalty payments will cease. All advance royalty payments will be credited against any future NSR payments.

b)	During the year ended December 31, 2015, the Corporation acquired mobile equipment at a cost of $4.7 million via six finance leases ($4.4 million via five finance leases in 2014). The Corporation benefits from an option of a lower purchase price at the end of these contracts.

The net carrying value of the mobile equipment under finance leases amounts to $7.0 million ($3.3 million in 2014).

Future minimum finance lease payments at December 31, 2015 are as follows:

(in thousands of $)	Minimum lease payments due
	2016	2017	2018	2019	Total

December 31, 2015:
Lease payments	2,306	2,633	937	632	6,508
Finance charges	(242)	(142)	(52)	(15)	(451)

Net present values	2,064	2,491	885	617	6,057

c)	Contract payment holdbacks represent amounts that are payable to suppliers for work that has already been completed. The holdback is payable upon completion of the contract, once the Corporation has deemed that the work meets requirements or when the contract is terminated. As at December 31, 2015, the Corporation has not yet deemed that the work done by the supplier meets requirements and estimates that the payment of the holdback will not occur in the next year.

d)	This closure allowance is payable upon the closure of the Beaufor Mine anticipated to be in 2018. Although no specific date or timeframe has been established for the closure of the mine, this closure allowance has been established using the best estimation of the amount that would be payable when the division will close.

Deferred income and mining tax assets and liabilities

Note 12 of the Corporation’s consolidated financial statements included in this Annual Report provides detailed information about tax reconciliation as well as deferred income and mining tax assets and liabilities.

Shareholders’ equity

Shareholders’ equity totaled $153.6 million as at December 31, 2015 as compared to $108.0 million as at December 31, 2014 and with $86.4 million as at December 31, 2013. At December 31, 2015, Richmont Mines had 58,339,963 shares outstanding, 812,500 warrants, 2,199,630 options granted under its stock option plans, 800,000 options outside of the Corporation’s plans and 193,400 restricted share units under the Corporation’s long-term incentive plan. At December 31, 2014, Richmont Mines had 48,276,223 shares outstanding, 812,500 warrants, 2,911,450 options granted under its stock option plans, 800,000 options outside of the Corporation’s plans and 186,900 restricted share units under the Corporation’s long-term incentive plan. At December 31, 2013, Richmont Mines had 39,596,103 shares outstanding, 812,500 warrants, 3,439,950 options granted under its stock option plans and 324,675 options outside of the Corporation’s plans.

Commitments and contingencies

Commitments

The Corporation is subject to pay the following royalties:

  Beaufor Mine and the W Zone Mine: $30 per ounce produced on 50% of the production from Beaufor property, $30 per ounce produced from Perron property and a 25% net profit interest royalty per ounce produced from Pascalis property;

  Island Gold Mine: a 3% net smelter return royalty per ounce produced from the Lochalsh claims, a 2% net smelter return royalty in addition to a 15% net profit interest royalty per ounce produced from the Goudreau claims and a 4.38% net smelter return royalty and a 10.38% net profit interest royalty per ounce produced from Goudreau Lake property;

  Monique Mine: a 0.38% smelter return royalty per ounce produced.

Royalty payments could be payable on other properties if such other properties are brought into commercial production.

On August 5, 2014, the Corporation announced that it had signed a definitive agreement to acquire the outstanding 31% ownership of four patented claims on the Island Gold Mine property, thereby increasing its ownership of these claims to 100% from 69% previously. The 31% ownership held by the third party was acquired by the Corporation in return for a 3% net smelter return royalty (NSR) that is payable on 100% of mineral production from the four claims. As part of this agreement, the Corporation made an advance royalty payment of $1.0 million at the closing of the transaction, made a payment of $1.0 million on January 3, 2015 and made an additional payment of $1.0 million on January 3, 2016. In the event that there is production from these claims, advance royalty payments will continue, and will decrease to $0.3 million as of January 3, 2017, and will be paid annually until such time as a total of $5.1 million has been paid in royalties (including advance royalties) to the third party, after which advance royalty payments will cease. All advance royal payments will be credited against any future NSR payments.

The Corporation is committed, under two operating leases expiring in December 2017 and May 2020, to pay a total sum of $0.9 million for office space. Minimum rental payments amount to $0.3 million for 2016 and 2017 and $0.1 million for 2018 to 2020. One operating lease is subject to sublease expiring in December 2017, for an annual amount of $0.1 million.

The Corporation entered into six financial lease agreements for mobile equipment during the year ended December 31, 2015 (five financial lease agreements in 2014). These financial lease agreements have a carrying value of $6.1 million. At the end of these contracts, the Corporation benefits from an option of a lower purchase price.

In March 2012, the Corporation signed agreements with several employees considered as key personnel. These agreements incorporate a retention payment (“Retention Awards”) provided certain conditions are met by the employee, most notably that the employee continues his or her employment with the Corporation until March 2017. These retention payments would be payable in 2017 in either of the Corporation’s common shares or cash, at the discretion of the employee, with the number of common shares to be determined by the current value of the common shares at the time of payment. As at December 31, 2015, the total amount that could be paid as Retention Awards under these agreements is $1.8 million. ($2.0 million as at December 31, 2014).

In light of a modification to the Quebec Mining Law, the financial guarantee for each of the Corporation’s Quebec mining sites must now cover 100% of the anticipated restoration work costs for each mining site. Consequently, the Corporation increased the letters of credit issued as financial guarantee by $1.0 million in 2014 and by $1.8 million in 2015 and must increase the financial guarantees by $1.2 million in 2016.

In mid-October 2013, the Corporation announced that it had signed a land and mining rights agreement with Argonaut Gold Inc. (“Argonaut”), owner of the Magino Gold Project that is adjacent to the Corporation’s Island Gold Mine. This Agreement was slightly modified in June 2014. Under the revised terms, Argonaut will receive one claim in its entirety and surface and mining rights down to a depth of 400 metres on six claims. It will also receive surface rights on two claims down to a depth of 100 metres. The Corporation will receive two additional claims for a total of three and mining rights below a depth of 400 metres on three claims. As previously reported, under the terms of the Agreement, the Corporation will receive a net payment of $2.0 million in cash from Argonaut upon completion of the land transactions, which are now expected to take place in 2016.

Please refer to the contractual obligations table on page 85.

Contingencies

The Corporation is involved in the following legal proceedings against the Corporation:

a)	The Corporation filed a lawsuit against a supplier (the “supplier”) for non-compliance of a supply agreement, which has resulted in additional costs for the Corporation. The supplier disputed the amount claimed by the Corporation, and counter-sued the Corporation for an amount higher than the Corporation’s original claim amount, on the basis that the supplier had to absorb substantial costs following the breach of contract;

b)	The second dispute is related to an invoice that the Corporation is contesting as the amount invoiced included costs stemming from work that the Corporation had not previously authorized. This work was not specified in the contract, and did not meet the parameters of the signed contract that stated that any additional work required prior approval. The parties have chosen to transfer the case to arbitrators as stipulated in the contract. The Corporation has made a counter-claim for reimbursement of the amount spent on remedial work.

Management is of the opinion that the basis of the legal proceedings against the Corporation is unfounded and, consequently, no provision has been accounted for in the financial statements in this respect.

Furthermore, in 2013, the Corporation began legal procedures against its former Monique Mine mining contractor for work that had been poorly executed or not executed at all. In November 2014, the Corporation received a defense and counterclaim from this former contractor for an amount of $15.5 million. Management is of the opinion that the basis of this counterclaim is unfounded and, consequently, no provision has been accounted for in the financial statements in this respect. As at December 31, 2015, a contract holdback amount of $1.0 million remains unpaid by the Corporation related to this work.

As at April 19, 2016, Richmont Mines is not aware of any other legal proceedings involving the Corporation.

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

Mineral reserves

The main parameters used to determine the mineral reserves of Island Gold, Beaufor Mine and Monique Mine1 are the following:

	2015	2014	2013

Gold (US$/ounce)	1,080	1,200	1,225
Exchange rate (US$/CAN$)	1.204	1.083	1.060
Gold (CAN$/ounce)	1,300	1,300	1,300

[1]	Monique Mine had no reserves at the end of 2015.

Basis of depletion of mining sites in production

Property, plant and equipment of mining sites in production are depleted according to the units-of-production method to write down the cost to residual value. Management estimates the residual value of property, plant and equipment based on the estimated fair value as of the financial position date. For these assets, the depletion rate is calculated based on the number of ounces of gold sold in proportion to the number of ounces in proven and probable reserves and, for Island Gold Mine, a portion of measured and indicated resources.

The Corporation estimates its reserves and resources using information compiled by qualified persons who work for the Corporation. This information relates to geological data on the size, depth and shape of the deposit and requires geological assessments to interpret the data. The assessment of proven and probable reserves and measured and indicated resources is based on factors such as the estimated exchange rate, price of metals, capital investments required and production costs stemming from geological assumptions based on the size and grade of the deposit. Changes in proven and probable reserves and measured and indicated resources could have an impact on the net carrying amount of property, plant and equipment, asset retirement obligations, recognition of deferred tax assets and amortization, depreciation and depletion expenses.

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

In 2015, no impairment tests were required, because there was no indication that an impairment loss could exist. In 2014, the assumption used in the asset valuation process was a price of CAN$1,300 per ounce of gold in 2015, CAN$1,370 per ounce of gold in 2016 and CAN$1,374 per ounce of gold in 2017 and after. These prices were used in order to estimate future revenues and are based on an average of recent prices.

In the process of measuring expected future cash flows, management makes assumptions about future operating results, such as future metal production (proven and probable reserves and, for Island Gold Mine, a portion of measured and indicated resources), estimated future metal prices, operating costs, capital and site restoration expenses and estimated future foreign exchange rates. These assumptions relate to future events and circumstances. Actual results may differ from estimated results.

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

Reconciliation of total cash cost per ounce to production costs:

(in thousands of $ other than exchange rate and per ounce data)	2015	2014	2013

Operating costs as per note 4 of the consolidated financial statements (CAN$)	92,719	87,984	69,688
Royalties as per note 4 of the consolidated financial statements (CAN$)	1,953	2,335	1,910

Total cash costs (CAN$)	94,672	90,319	71,598

Ounces of gold sold	96,895	94,503	63,443

Total cash cost in CAN$/per ounce	977	956	1,128

Average exchange rate (US$/CAN$)	1.2787	1.1045	1.0299

Total cash cost in US$/per ounce	764	866	1,095

Reconciliation of cost of sales to cash costs and to all-in sustaining costs per ounce sold for 2015, 2014 and 2013

2015		Island Gold	Beaufor	Monique	Corporate	Total RIC
(in thousands of $, except per share amounts)
Gold sold (ounces)		52,363	26,875	17,657	-	96,895
Cost of sales		72,413	29,419	16,502	-	118,334
Depreciation and depletion		(18,291)	(2,675)	(2,696)	-	(23,662)
Cost of sales, excluding depreciation expense		54,122	26,744	13,806	-	94,672
Cash cost ($/ounce)		1,034	995	782	-	977
Sustaining costs		22,330	5,942	277	106	28,655
Corporate general and administrative costs		-	-	-	9,809	9,809
All-in sustaining costs		76,452	32,686	14,083	9,915	133,136

All-in sustaining costs ($/ounce)		1,460	1,216	798	102	1,373

2014	Island Gold	Beaufor	Monique	W Zone	Corporate	Total RIC
(in thousands of $, except per share amounts)
Gold sold (ounces)	42,078	24,006	23,490	4,929	-	94,503
Cost of sales	51,766	26,338	27,421	6,373	-	111,898
Depreciation and depletion	(10,429)	(3,637)	(6,031)	(1,481)	-	(21,578)
Cost of sales, excluding depreciation expense	41,337	22,701	21,390	4,892	-	90,320
Cash cost ($/ounce)	982	946	910	992	-	956
Sustaining costs	14,110	1,880	1,119	88	-	17,197
Corporate general and administrative
costs	-	-	-	-	7,627	7,627
All-in sustaining costs	55,447	24,581	22,509	4,980	7,627	115,144

All-in sustaining costs ($/ounce)	1,317	1,024	958	1,010	81	1,219

2013	Island Gold	Beaufor	Monique	W Zone	Corporate	Total RIC
(in thousands of $, except per share amounts)
Gold sold (ounces)	35,113	23,028	2,976	2,326	-	63,443
Cost of sales	47,475	27,725	4,675	5,957	-	85,832
Depreciation and depletion	(7,992)	(2,800)	(837)	(2,605)	-	(14,234)
Cost of sales, excluding depreciation expense	39,483	24,925	3,838	3,352	-	71,598
Cash cost ($/ounce)	1,124	1,082	1,290	1,441	-	1,128
Sustaining costs	13,034	2,392	3,016	1,209	837	20,488
Corporate general and administrative
costs	-	-	-	-	7,514	7,514
All-in sustaining costs	52,517	27,317	6,854	4,561	8,351	99,600

All-in sustaining costs ($/ounce)	1,495	1,186	2,304	1,961	132	1,569

B.	Liquidity and Capital Resources (all dollar amounts are in thousands of Canadian dollars, unless otherwise stated)

As at December 31, 2015, Richmont had a cash balance of $61.0 million, a $25.7 million, or 73%, increase from the $35.3 million balance at December 31, 2014. The increased cash balance islargely due to the net proceeds of $36.1 million from the bought deal financing completed in the first quarter.

The Corporation’s cash balance of $35.3 million at December 31, 2014 was an increase from the $17.6 million balance at December 31, 2013,largely due to the $10.7 million of net proceeds from a bought deal financing completed in April 2014 and net free cashflow generation.

Most of the restricted deposits relate specifically to site restoration. As at December 31, 2015, the Corporation has $117 thousand in restricted deposits with the Quebec government, $708 thousand in restricted deposits with the Ontario government and a credit facility is available to the Corporation up to an amount of $5.9 million for the issuance of letters of credit as guarantees for the settlement of asset retirement obligations. The credit facility has a fixed annual fee of 0.95% (0.95% in 2014). The following table provides the allocation of restricted deposits and letters of credit issued as at December 31, 2015:

(in thousands of $)	2015	2014
	$	$

Restricted deposits
Island Gold Mine (Island Gold Deep and Lochalsh property)	708	601
Beaufor Mine	107	107
Other	10	10

	825	718

Other	6	298

	831	1,016
Letters of credit[1]
Camflo Mill	2,505	1,332
Island Gold Mine (Kremzar property)	979	979
Francoeur Mine	471	314
Monique Mine	948	948
Beaufor Mine	488	-

	5,391	3,573
[1]

Since June 30, 2014, letters of credit have been secured by a first rank movable mortgage for a maximum amount of $6,785, guaranteed by equipment and mobile equipement which has a net carrying value of $21,151 ($14,667 in 2014). Prior to that, letters of credit were secured by the guaranteed investment certificate.

Cash flows from operating activities

In 2015, cash flows from operations increased to $42.4 million from $27.3 million in 2014. This increase was driven by a decrease in non-cash working capital items of $8.1 million as compared to an increase in non-cash working capital of $6.9 million in 2014. Cash flow from operations before working capital adjustments were almost in-line with the prior year, as 9% higher revenues during the year were offset by 6% higher cost of sales, 97% higher exploration and project evaluation costs and 29% higher administration costs in 2015.

Cash flows from operations increased from $3.5 million in 2013 to $27.3 million in 2014. This increase reflects net earnings in 2014 of $8.2 million, or $0.18 per share, compared with a net loss of ($34.3) million or ($0.87) per share in 2013 reflecting a 49% increase in ounces of gold sold and a 15% decrease, in Canadian dollars, of the average cash cost of production primarily driven by improved grades and the resulting higher gold sales. Futhermore Richmont spent $3.8 million in exploration costs in 2014 compared to $7.9 million in 2013.

Cash flows used in investing activities

The Corporation invested $48.9 million in 2015 focussing largely on the accelerated development and potential production expansion at Island Gold Mine. This included $7.8 million for extending the main ramp to a depth of 740 metres, $8.5 million for a secondary eastern ramp to a depth of 500 metres and $4.8 million for an exploration drift that extends to the east by approximately 440 metres. A $2.8 million delineation drilling program of 50,089 metres was also completed in 2015. Other significant infrastructure upgrades included $8.7 million for the tailings dam expansion, $5.0 million for electrical upgrades and $1.6 million for bunkhouse buildings.

Investments in assets of $23.1 million in 2014 were significantly lower than 2013 investments of $41.9 million. The decrease was largely due to the lower development costs associated with the Monique Mine following its commencement of commercial production in the fourth quarter of 2013, lower investments in the W Zone following the decision to cease operations in the second quarter of 2014, and decreased year-over-year investments at the Island Gold Mine.

(in thousands of $)	2015	2014	2013
	$	$	$

Island Gold Mine	48,938	20,168	27,770
Beaufor Mine	1,390	1,623	980
W Zone Mine	-	234	3,779
Monique Mine	-	21	8,358
Other	1,770	1,006	1,001

Total	52,098	23,052	41,888

Cash flows from financing activities

On February 11, 2015, the Corporation issued a total of 9.625 million common shares on a bought-deal basis through a syndicate of underwriters, at a price of $4.00 per share. This included the entire over-allotment option of 1.125 million common shares, and generated aggregate gross proceeds of $38.5 million. A share issue cost of $2.4 million was incurred relating to the issuance of common shares.

In 2015, the Corporation issued 438,740 common shares (630,120 in 2014 and 30,000 in 2013) following the exercise of stock options and received cash proceeds in the amount of $0.7 million ($1.1million in 2014 and $0.1 million in 2013).

On April 23, 2014, the Corporation issued a total of 8.05 million common shares on a bought-deal basis through a syndicate of underwriters, at a price of $1.45 per share. This included the entire over-allotment option of 1.05 million shares, and generated aggregate gross proceeds of $11.7 million. An expense of $0.9 million was incurred relating to the issuance of common shares.

On January 3, 2015, the Corporation made an advance royalty payment of $1.0 million at the closing of a transaction to acquire the outstanding 31% ownership of four patented claims on the Island Gold Mine property, thereby increasing its ownership of these claims to 100% from 69% previously.

According to the terms of a Senior Secured Credit Facility established in 2013, 812,500 warrants were issued to the lender, each warrant allowing for the acquisition of one common share at a price of $2.45 prior to August 2016. These warrants vested immediately and an amount of $0.4 million was registered in shareholder’s equity in contributed surplus and the counterpart as financing costs.

Capital disclosures

Richmont’s cash and cash equivalents balance was $61.0 million at December 31, 2015, $35.3 million at December 31, 2014, and $17.6 million at December 31, 2013. The Corporation invests its cash in high-quality securities issued by government agencies, financial institutions and major corporations, and limits its amount of credit exposure by diversifying its holdings.

The Corporation’s objectives when managing its capital are to safeguard the Corporation’s ability to continue as a going concern, in order to support the development of its mining assets and ongoing exploration programs, to provide sufficient working capital to meet its ongoing obligations and to pursue potential investments.

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

Although in the Corporation’s opinion, its working capital is sufficient for ongoing operation for the next twelve months, the Corporation is forecasting significantly higher capital expenditures of $67.5 million in 2016. The Corporation will remain focused on a disciplined and prudent capital allocation strategy to ensure expenditures are fully funded internally, with sustaining capital investment requirements expected to reduce compared with the prior year. Project capital investment for the year is focused on the continued development of the Island Gold Mine. Total capital investment estimates for the year include a potential $10.0 million in discretionary capital with allocation of these funds contingent upon the prevailing gold price sustainably exceeding $1,500 per ounce in 2016.

On February 11, 2015 the Corporation announced that it closed a bought deal financing, subsequent to which a total of 9.625 million shares were issued, including the entire over-allotment option, at a price of $4.00, generating gross proceeds of $38.5 million. (See ITEM 8. FINANCIAL INFORMATION - B. Significant change, for more information). Richmont applied the net proceeds of the financing toward accelerating the transformational development of the higher-grade Resource extension at its Island Gold Mine in Ontario.

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

As at December 31, 2015, Richmont Mines had no hedging contracts. In order to finance additional exploration activities or to maintain or increase its liquidity and capital resources, the Corporation may decide to issue new shares or to issue new debt.

C.	Research and Development, Patents and Licenses, etc.

None.

D.	Trend Information

See discussions in Parts A and B of “ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS”.

E.	Off-Balance Sheet Arrangements

The Corporation does not have any off-balance-sheet arrangements.

F.	Tabular Disclosure of Contractual Obligations

As of December 31, 2015, the Corporation had the following long-term liabilities required to be reflected on the Corporation’s balance sheet under International Financial Reporting Standard.

(in million of $)	Payments due by period
Contractual obligations	2016	2017	2018	2019 and after	Total
Royalty payment payable	$1.0	-	-	-	$1.0
Finance lease obligations	$2.1	$2.5	$0.9	$0.6	$6.1
Contract payment holdbacks	-	$1.5	-	-	$1.5
Long-term share-based compensation	-	$1.2	-	-	$1.2
Closure allowance	-	-	$0.5	-	$0.5
Asset retirement obligations	$0.3	$1.0	$0.3	$8.3	$9.9
Operating leases	$0.3	$0.3	$0.1	$0.2	$0.9
Total	$3.7	$6.5	$1.8	$9.1	$21.1

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Officers

Names, municipalities of residence, offices and principal occupations of the directors and executives officers of the Corporation are as follows:

				Number of
				shares owned	Number of
Name and Municipality of	Office held with	Principal	Director or	on March 21,	options held on
Residence	the Corporation	Occupation	Officer since	2016[1]	March 21, 2016	RSUs (15)	DSUs (16)
H. Greg Chamandy[4] Westmount, QC, Canada	Director[14]	Business Executive	May 14, 2009	5,016,363[2]	667,000	14,000	47,000
Renaud Adams, Eng.[10] Oakville, ON, Canada	President and CEO	President and CEO of Richmont Mines Inc.	Nov. 17, 2014	70,000	800,000	86,000	-
René Marion, Eng. 4, 6 Toronto, ON, Canada	Director	Mining Consultant	Nov. 6, 2013	40,000	33,334	11,000	27,000
Elaine Ellingham, P.Geo., M. Sc., MBA3, 4, 5, 6, Toronto, ON, Canada	Director	Management Consultant	Feb. 4, 2010	34,196	225,000	11,000	18,000
Michael Pesner, CPA, CA3, 5, 6 Montreal, QC, Canada	Director	President, Hermitage Canada Finance Inc.	Nov. 1, 2010	10,000	153,000	11,000	18,000
Peter Barnes, FCPA, FCA, ICD.D3,5,13 North Vancouver, BC, Canada	Director	Retired, Corporate Director	Feb 24, 2016	5,000	100,000	10,000	-
Daniel Adam, P.Geo., Ph.D.[7] Rouyn-Noranda, QC, Canada	Vice-President, Exploration	Vice-President, Exploration of Richmont Mines Inc.	Mar 10, 2008	56,873	88,800	20,267	-
Rosaire Émond, Eng,[8] Val-d’Or, QC, Canada	Vice-President and Chief Operating Officer	Vice–President and Chief Operating Officer of Richmont Mines Inc.	Jan. 13, 2014	-	-	-	-
Nicole Veilleux, CPA, CA9 Rouyn-Noranda, QC, Canada	Vice-President, Finance	Vice-President, Finance of Richmont Mines Inc.	Mar 1, 2006	32,000	159,000	23,667	-
Steve Burleton Toronto, ON, Canada	Vice-President, Business Development	Vice-President, Business Development	Feb 17, 2015	-	100,000	23,800	-
Anne Day Toronto, ON, Canada	Vice-President, Investor Relations	Vice-President, Investor Relations	Sep 15, 2015	-	100,000	10,000	-
Mélissa Tardif Ste-Gertrude-Manneville, QC, Canada	Corporate Secretary	Lawyer at Richmont Mines Inc.	May 9, 2013	708	50,000	2,700	-
1)	As the Corporation has no direct knowledge of the number of shares controlled by the above-mentioned directors and officers, the information was provided by each of them.
2)

Of this number, 961,805 common shares are directly held by Mr. Chamandy. The remaining 4,020,854 and 33,704 common shares are held by Oxbridge Group Inc., an entity ultimately controlled by Mr. Chamandy and Ms. Chantal Condoroussis, Mr. Chamandy’s spouse.

3)	Member of the Audit Committee.
4)	Member of the Technical and Corporate Responsibility Committee.
5)	Member of the Human Resources and Compensation Committee.
6)	Member of the Corporate Governance and Nominating Committee.
7)	Mr. Daniel Adam was nominated Vice-President, Exploration on February 25, 2013.
8)	Mr. Rosaire Émond was appointed Vice-President and Chief Operating Officer on January 13, 2014 and resigned on March 6, 2015.
9)	Ms. Nicole Veilleux was appointed Vice-President, Finance on September 25, 2014.
10)	Mr. Renaud Adams was appointed President and Chief Executive Officer on November 17, 2014.

11)	Mr. Steve Burleton was appointed Vice-President, Business Development on February 23, 2015.
12)	Ms. Anne Day was appointed Vice-President, Investor Relations on September 15, 2015.
13)	Mr. Peter Barnes replaced Mr. René Marion on the Audit Committee and the Human Resources and Compensation Committee.
14)	Mr. Greg Chamandy resigned as Executive Chairman of the Board effective January 1, 2016, but remained as a Director of the Corporation.
15)	Restricted Share Units (see “Ominibus Long Term Incentive plan at page 101).
16)	Defered Share Units (see “Deferred Share Unit Plan” at page 106).

The Corporation does not have any other committees other than those mentioned above.

The above-mentioned individuals have held their principal occupation as indicated beside their respective names during the last five years, with the exception of Mr. Rosaire Émond who, prior to January 13, 2014, was Island Gold Deep Project Manager for Richmont; Mr. Daniel Adam, who, prior to February 25, 2013 was General Manager, Exploration at Richmont; Ms. Mélissa Tardif who, prior to May 9, 2013, was Richmont’s Assistant Corporate Secretary and prior to August 8, 2011, was a lawyer in a property management company; Ms. Nicole Veilleux, who, prior to September 25, 2014 was the Financial Director for Richmont Mines; Mr. Renaud Adams, who, prior to November 17, 2014 worked as President and COO of Primero Mining Corp.; Mr. René Marion, who, prior to November 6, 2013, worked as President and CEO and Director of AuRico Gold; Mr. Steve Burleton, who, prior to February 23, 2015 worked as Vice-President, Corporate Development for MBAC Fertilizer Corp.; Ms. Anne Day, who prior to September 15, 2015 worked as Vice-President, Investor Relations for AuRico Gold; and Ms. Elaine Ellingham, who between July 2, 2014 and November 17, 2014 was Interim President and CEO of Richmont Mines.

Director	Other Reporting Issuers

H. Greg Chamandy	Liquid Nutrition Group Inc.

Michael Pesner	Quest Rare Minerals Ltd., Alexandria Minerals Corporation, Le Château Inc., and Wi2Wi2 Corporation.

René Marion	Guyana Goldfields Inc. and Continental Gold Inc.

Elaine Ellingham	Aurania Resources Ltd., Wallbridge Mining Company Ltd. and Williams Creek Gold Limited

Peter Barnes	Mag Silver Corp.

Each director shall, unless he or she resigns or his or her office becomes vacant for any reason, hold office until the close of the next annual meeting of shareholders or until his or her successor is elected or appointed.

The directors and officers mentioned above own a total of 5,265,140 common shares of Richmont Mines, which represents 8.99% of the Corporation’s 58,550,440 common shares issued and outstanding as at March 21, 2016.

B.	Compensation (all the amounts are in Canadian dollars)

Compensation of the Named Executive Officers for the Financial Year Ended December 31, 2015

During the financial year ended December 31, 2015, the Named Executive Officers of the Corporation (identified above (the “NEOs”)) were paid an aggregate remuneration of $3,174,724.

The following information sets forth the remuneration paid for the financial year ended December 31, 2015 by the Corporation and its subsidiaries to the Corporation’s NEOs who have received in return for services rendered to the Corporation or its subsidiaries in any capacity, an aggregate compensation exceeding $150,000 during the latest fiscal year. In March 2012, the Corporation offered an employment agreement to Mr. Daniel Adam, the Vice-President, Exploration, since he is considered to be key personnel. That agreement incorporates a retention payment provided certain conditions are met by the employee, most notably that the employee continues his employment with the Corporation until March 2017. That retention payment of $500,000 would be payable in 2017 either through the issuance of the Corporation’s common shares or cash, at the discretion of the employee, with the number of common shares to be determined based on the market value of the common shares at the time of payment.

Summary Compensation Table of the Named Executive Officers

			Share-
Name and principal	Fiscal		based	Option-based	Non-equity incentive plan		Pension	All other	Total
position	year	Salary	awards	awards	compensation		Value	compensation	compensation
		($)	($)(1)	($)(2)	($)		($)	($)(3)	($)
					Annual	Long term
					incentive	incentive plans
					plans (Bonus)
H. Greg Chamandy(4)	2015	270,000	-	30,460	-	n/a	-	847,298	1,147,758
Director and Member of	2014	270,000	52,220	259,000	-		-	2,720	583,940
the Board	2013	270,000	-	100,160	-		-	-	370,160
Renaud Adams	2015	430,000	-	-	492,264	n/a	21,500	8,843	952,607
President and Chief	2014	33,080	-	990,560	-		1,655	380	1,025,675
Executive Officer
Nicole Veilleux	2015	222,764	-	-	92,997	n/a	11,138	9,486	336,385
Vice-President, Finance	2014	180,230	31,705	156,280	55,000		8,942	9,038	441,195
	2013	180,000	-	25,000	35,000		8,971	9,009	257,980
Daniel Adam	2015	194,616	-	-	66,015	n/a	9,731	5,607	275,969
Vice-President,	2014	185,380	26,110	83,630	41,250		9,269	5,221	350,860
Exploration	2013	181,700	-	25,000	20,000		9,212	4,048	239,960
Steve Burleton(5)	2015	172,861	-	202,710	76,146	n/a	4,847	5,441	462,005
Vice-President, Business
Development
Notes:
1)	The valuation of the awards of RSUs is calculated based on the closing price of the Corporation’s common shares on the TSX of $3.73 on December 9, 2014, the day prior to the date of the award.
2)

On February 4, 2015, the Corporation granted 15,000 options to Greg Chamandy, 100,000 options to Steve Burleton on February 19, 2015.

The fair value of the options granted annually is determined by multiplying the number of options granted by their value under the Black Scholes model or is based on the value of the services rendered, in accordance with International Financial Reporting Standards. The value determined under Black Scholes corresponds to the fair accounting value established according to the following assumptions:

	2015	2014	2013
Risk-free rate:	0.7%	1.4%	1.5%
Expected option life:	3.7 years	3.9 years	3.8 years
Volatility:	61%	63%	56%
Expected dividends yield:	0%	0%	0%

3)	The heading “All Other Compensation” includes:
a)	the amount that was paid to each of the senior management for health and life insurance fees, car allowance, parking allowance, professional fees and other fees.
b)	any amount that was paid on January 22, 2016 as termination benefits for Mr. Chamandy. For more details see page 94.
c)

please note that the amount of taxable benefit, associated with the exercising of options, is now presented in the section Aggregated Option Exercised by Named Executive Officers during the Financial Year Ended December 31, 2015 and Financial Year-End Option Values.

4)	On January 1, 2016, Mr. Chamandy resigned as Executive Chairman of the Board.
5)	On February 17, 2015, Mr. Burleton was appointed Vice-President, Business Development.

The Corporation had a past compensation practice of granting NEOs and Directors share-based awards at the end of the fiscal year for the corporate and individual performances achieved during the year. Following a decision of the Board of Directors in November 2015, it has been decided to wait until the beginning of the following fiscal year to determine whether share-based awards were to be granted to NEOs and Directors based on the Corporate and individual performances for the previous fiscal year. As a result of such decision, no share-based awards were granted to NEOs and Directors for fiscal year ended December 31, 2015.

Director Compensation (other than the Executive Chairman of the Board and the CEO) for the financial year ended on December 31, 2015

During a meeting held in December 2014, the members of the Board of Directors determined the annual compensation granted to the members of the Board for the fiscal year ended December 31, 2015.

During this meeting, it was decided that the members of the Board (with the exception of the Executive Chairman of the Board and the CEO) would be paid a sum of $35,000 in annual compensation for the 2015 year, that an additional sum of $12,000 per year would be paid to each Chair of a sub-committee of the Board of Directors, and that members of committees would be paid $5,000 per year per committee.

On November 4, 2015, the Board of Directors decided by resolution that the annual retainer would be increase to $45,000 effective the same date, that an additional sum of $15,000 per year would be paid to the Chair of the Audit Committee and the Chair of the Technical and Corporate Responsibility Committee and an additional sum of $12,000 per year to the Chair of the HRCC and to the Chair of the Corporate Governance Committee. Members of the Audit Committee and the Technical and Corporate Responsibility Committees would receive a sum of $6,000 per year and members of the HRCC and the Corporate Governance Committee would receive a sum of $5,000 per year.

The level of the annual compensation of the members of the Board of Directors (with the exception of the Executive Chairman of the Board and the CEO) is based on the HRCC’s analysis regarding compensation levels of directors of mining companies that are similar to Richmont Mines. The HRCC retained a consultant to provide relevant data on comparable companies to assist in their analysis.

Executive Chairman of the Board compensation for the financial year ended on December 31, 2015

On December 9, 2014, the HRCC recommended to the Board of Directors and the Board of Directors ratified, that the Executive Chairman’s compensation of $270,000 should remain for the 2015 fiscal year.

On an aggregate basis, the Corporation’s Board members therefore received total compensation of $437,738 during the 2015 fiscal year, as detailed in the table below. Please note that this table does not include the compensation granted to the Executive Chairman of the Board and the CEO, who is also a director of the Board. For more details about the Chairman’s and CEO’s compensation, please consult the section “Compensation of the Named Executive Officers for the Financial Year Ended December 31, 2015”.

Director Compensation Table for the financial year ended on December 31, 2015

					Non-Equity
			Share-	Option-	Incentive Plan
	Fiscal	Fees	based	based	Compensation	Pension	All other
Name	Year	Earned	Awards(1)	Awards(2)	(bonus)	Value	Compensation (3)(4)	Total
		($)	($)	($)	($)		($)	($)
Elaine Ellingham	2015	62,750	-	130,093			-	192,843
Director	2014	48,000	41,030	245,000	n/a	n/a	192,000	526,030
	2013	52,000	-	80,128			-	132,128
Michael Pesner	2015	58,750	-	115,145			-	173,895
Director	2014	59,000	41,030	121,750	n/a	n/a	15,000	236,780
	2013	55,000	-	80,128			-	135,128
René Marion	2015	71,000	-	-			-	71,000
Director	2014	43,250	41,030	121,750	n/a	n/a	28,750	234,780
	2013	8,500	-	67,128			-	75,628
Notes:
1)	The valuation of the grants of RSUs is calculated based on the closing price of the Corporation’s common shares on the TSX of $3.73 on December 9, 2014, the day prior to the date of the grant.
2)

In 2015, the Corporation granted a total of 128,000 options to two directors of the Corporation.

The fair value of the options granted annually is determined by multiplying the number of options granted by their value under the Black & Scholes model, in accordance with International Financial Reporting Standards. The value determined under Black & Scholes corresponds to the fair accounting value established according to the following assumptions:

	2015	2014	2013
Risk-free rate:	0.7%	1.4%	1.5%
Expected option life:	3.7 years	3.9 years	3.8 years
Volatility:	61%	63%	56%
Expected dividends yield:	0%	0%	0%
3)

Please note that the amount of taxable benefit, associated with the exercising of options are now presented in the section Options Exercised by Named Executive Directors during the Most Recently Completed Financial Year Ended December 31, 2015.

4)

In 2014, additional fees of $15,000 were paid to each director during the interim mandate of Elaine Ellingham as President and CEO. In the case of Michael Pesner, these fees were paid to Hermitage Canada Finance Inc., a company wholly owned by Michael Pesner. An amount of $192,000 was paid to Ellingham Consulting Ltd., a company wholly-owned by Elaine Ellingham for services as interim President and CEO of the Corporation.

The Corporation has not set aside or accrued any amounts to provide pension, retirement or similar benefits to the directors or executive officers.

C.	Board Practices

The directors serve as directors of the Corporation from their election until the next Annual General Meeting that will be held on May 12, 2016 or until a successor is duly elected.

Directors

Name	Elected or Appointed Director
H. Greg Chamandy	May 2009
Elaine Ellingham	February 2010
Michael Pesner	November 2010
René Marion	November 2013
Renaud Adams	November 2014
Peter Barnes	February 2016

Employment Contracts

The Corporation has entered into employment contracts with the following NEOs: Renaud Adams, as CEO, Nicole Veilleux, as Vice-President, Finance, Daniel Adam, as Vice-President, Exploration and Steve Burleton as Vice-President, Business Development.

The contract of Renaud Adams provides that in the event that, after the first twelve (12) months following the effective date, (A) the employment of the executive is terminated by the Corporation without cause or (B) the executive resigns for good reason, in both cases whether or not the termination of the executive's employment occurs following a change in control, the Corporation shall pay the following amounts to the executive: (i) the basic payments, and (ii) an amount representing two (2) times the executive's annual base salary at his most recent base salary rate plus two (2) times the average of the annual bonuses awarded to the executive in the two (2) full years preceding the date of termination. If the executive has not been employed by the Corporation for two (2) full bonus years, then the executive shall be deemed to have received his annual bonus at target in the two (2) years preceding the date of termination.

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

The estimated amount that could be paid by the Corporation in these given circumstances, assuming that the termination occurred on the last working day of the most recent financial year of the Corporation is $1,720,000 inclusive of base salary and bonus, for the CEO. The estimated value of stock options that the CEO would received assuming that the termination occurred on the last working day of the most recent financial year of the Corporation is $1,056,000. Please refer to «Table of Compensation after a Change of Control» on page 93.

The estimated amount that could be paid by the Corporation in these given circumstances, assuming that the change of control occurred on the last working day of the most recent financial year of the Corporation is $1,720,000 inclusive of base salary and bonus, for the CEO. The estimated value of stock options that the CEO would received assuming that the change of control occurred on the last working day of the most recent financial year of the Corporation is $1,056,000. Please refer to «Table of Compensation after a Change of Control» on page 93.

The contract of Nicole Veilleux provides that, in the event of termination initiated by the Corporation without cause or termination by the Executive with good reason, or if the contract is not renewed, the Vice-President, Finance, will be entitled to one month of total compensation by year of service, whether such year of service is completed or not. For the purposes of calculating the severance payment, the executive’s total compensation will be based on the annual average of the two (2) complete fiscal years immediately preceding the date of termination. Moreover, and notwithstanding the provisions contained in the Omnibus LTIP and the conditions of the options held by the executive, a part of the options held by the executive will become vested on the termination date. Also, the options thus vested on the termination date will be exercisable on the earliest of the following two dates: (i) on the dates initially stipulated; or (ii) two years after the termination date. The other options, thus vested on the termination date will be exercisable before the expiry term of sixty (60) days.

The estimated amount that could be paid by the Corporation in these given circumstances, assuming that the termination occurred on the last working day of the most recent financial year of the Corporation and that this date falls during the renewal term of the contract of employment of the executive is $542,857 for the Vice-President, Finance.

In the event that, during a three-year period after the date of a “change of control”, the employment contract of Nicole Veilleux was to be terminated by her resignation for valid cause or by the severing by the Corporation of the employment relationship binding her to the Corporation for cause other than serious cause or her permanent incapacity, then the Corporation shall pay her, in addition to the payment of any amount owed to her as unpaid salary and vacation accumulated but not yet taken on the termination date, within 30 days of the termination date, a lump sum equivalent to twice her total average annual compensation (total compensation is defined as all the components which have monetary value and, without limiting the scope of the foregoing, any salary, bonuses (applicable for the period, regardless of whether they are calculated at that time), benefits, insurance), based on the average annual amount of total compensation for the two full calendar years preceding the termination date, minus applicable deductions. Also, the options held by the Vice-President, Finance will become vested on the termination date and thereupon may be exercised. Moreover, and notwithstanding the provisions contained in the Omnibus LTIP and the conditions of the options held by the Vice-President, Finance, the maturity dates of the options thus exercisable will be those initially stipulated, but without exceeding three years after the termination date. The change of control agreements will end upon the termination of the Vice-President, Finance within the Corporation if it occurs before the occurrence of a change of control.

The estimated amount that could be paid by the Corporation in these given circumstances, assuming that the change of control occurred on the last working day of the most recent financial year of the Corporation is $760,653 inclusive of base salary and bonus, for the Vice-President, Finance. The estimated value of stock options that the Vice-President, Finance would received assuming that the change of control occurred on the last working day of the most recent financial year of the Corporation is $89,205. Please refer to «Table of Compensation after a Change of Control» on page 93.

In the event that following termination of employment, amounts are payable to an NEO pursuant to an employment contract and a change of control agreement, the Corporation would only have to pay the greater of the two amounts for the Vice-President, Finance.

The contract of Daniel Adam provides that, in the event of termination initiated by the Corporation with cause, the Vice-President, Exploration will not receive any compensation including his retention payment. In the event of termination initiated by the Corporation without cause, the compensation (including the salary and the annual bonus) will be determined by the HRCC at their discretion and following the law. His retention payment will be given to him prorated to the number of months he worked. If the Vice-President, Exploration becomes invalid, or dies before the termination date of his contract, he or his succession will receive the retention payment prorated to the number of months he worked. All his options exercisable or that will become exercisable before the expiry term of 60 days will become vested.

The estimated amount that could be paid by the Corporation in these given circumstances, assuming that the termination occurred on the last working day of the most recent financial year of the Corporation is $383,333 for the Vice-President, Exploration.

The contract of Daniel Adam provides that, after a change of control, if the contract is terminated within twelve (12) months following the change in control, the Vice-President, Exploration will be entitled to the entire payment of his retention payment. If the contract is terminated after the period of twelve (12) months, following a change of control, the Vice-President, Exploration will be entitled to receive his retention payment prorated to the number of months he worked.

The estimated amount that could be paid by the Corporation to the Vice-President, Exploration in these given circumstances, assuming that the contract is terminated within twelve months following the change of control is $500,000. The estimated amount that could be received by the Vice-President, Exploration in these given circumstances, assuming that the contract is terminated after the period of twelve months following the change of control, on the last business day of the most recent financial year of the Corporation, is $383,333. Please refer to «Table of Compensation after a Change of Control» on page 93.

The contract of Steve Burleton provides that in the event that, within sixty (60) days immediately following any change in control, (A) the employment of the executive is terminated by the Corporation without cause or (B) the executive resigns for good reason, in both cases, I) during the first twelve (12) months following the effective date, the Corporation shall pay the following amounts to the executive: (i) the basic payments, and (ii) an amount representing twelve (12) months of the executive's annual base salary at his most recent base salary rate plus one (1) time the targeted annual bonuses awarded under the short-term incentive plan; II) more than twelve (12) months following the effective date, the Corporation shall pay the following amounts to the executive: (i) the basic payments, and (ii) an amount representing eighteen (18) months of the executive's annual base salary at his most recent base salary rate plus one and a half (1.5) time the targeted annual bonuses awarded to the executive in the last two complete years.

The payment provided shall be payable by way of a lump sum.

The estimated amount that could be received by the Vice-President, Business Development in these given circumstances, assuming that a change of control occurred on the last business day of the most recent financial year of the Corporation, is $294,000. Please refer to «Table of Compensation after a Change of Control» on page 93.

Table of Compensation after a Change of Control

Compensation after a change	Renaud Adams	Nicole Veilleux	Daniel Adam	Steve Burleton
of control	President and	Vice-President,	Vice-President,	Vice-President,
	CEO	Finance	Exploration	Business
				Development
Cash Severance
Base salary	860,000	405,000	-	210,000
Bonus	860,000	148,000	383,333(2)	84,000
Others	-	207,653	-	-
Paid by the Corporation	1,720,000	760,653	383,333	294,000

Stock options(1)	1,056,000	89,205	-	-

TOTAL	2,776,000	849,858	383,333	294,000
1)

These amounts reflect the aggregate dollar value that would be realized by multiplying the number of unvested options (the vesting of which would be accelerated as a result of such change of control) by the difference between $4.44, being the closing price of the Common Shares of the Corporation on the TSX on December 31, 2015 and the respective exercise price of such options.

2)

The estimated amount of retention bonus that could be received by the Vice-President, Exploration in these given circumstances, assuming that the contract is terminated within twelve months following the change of control is $500,000. The estimated amount of retention bonus that could be received by the Vice-President, Exploration in these given circumstances, assuming that the contract is terminated after the period of twelve months following the change of control, on the last business day of the most recent financial year of the Corporation, is $383,333.

Termination Benefits of the Executive Chairman of the Board

As previous disclosed by the Corporation, Mr. Greg Chamandy resigned as Executive Chairman of the Board of Directors effective January 1, 2016 but remained as a director of the Corporation and continued to be a member of the Corporation’s Technical and Corporate Responsibility Committee. On January 1, 2016, Mr. René Marion was appointed as non-executive Chairman of the Board of Directors.

The Corporation and Mr. Chamandy agreed to certain compensation arrangements in connection with Mr. Chamandy’s resignation. In determining Mr. Chamandy’s severance entitlement, the Board of Directors considered, among other things, his previous contributions to the Corporation as well as Canadian statutory and common law. In addition, the Corporation and Mr. Chamandy agreed to, among other things, confidentiality restrictions and a mutual release of claims.

Mr. Chamandy’s compensation arrangement included:

  Mr. Chamandy received a lump sum payment of $810,000, less statutory deductions, as a retiring allowance. Mr. Chamandy also received a lump sum payment of $18,000, without any statutory or other deductions, as reimbursement of expenses.

  Mr. Chamandy received a lump sum of $30,000, less statutory deductions, representing the costs that he is expected to incur (up to a maximum of $10,000 per year) for the continuation of his group insurance benefits (excluding disability insurance benefits) for the period from January 1, 2016 to January 1, 2019.

  In March 2016, Mr. Chamandy was awarded 47,000 DSUs in connection with his continuing role as a director.

In the cases noted above, for the Executive Chairman, the Vice-President Finance and the Vice-President, Exploration, a change of control occurs when: (i) another party acquires, directly or indirectly, alone or with any person acting in concert with him, more than 33 1/3 % of the outstanding voting securities of the Corporation, (ii) after a takeover bid, a public offer of exchange, a merger, an arrangement, another form of business combination, a sale of assets of the Corporation or a contested election, or any combination of these transactions, the persons who are directors of the Corporation immediately prior to these transactions cease, after these transactions, to represent the majority of the directors on the Board, or on the Board of Directors of any parent Corporation or successor of the Corporation, or (iii) the shareholders of another entity hold more than 33 1/3 % of the outstanding voting securities of the entity resulting from a merger, arrangement or other form of business combination with the other entity.

For the President and Chief Executive Officer and the Vice-President Business Development, a change of control occurs when (i) any Person becomes the beneficial owner, directly or indirectly, of 50% or more of either the issued and outstanding common shares in the share capital of the Corporation or the combined voting power of the Corporation's then outstanding voting securities entitled to vote generally; (ii) any Person acquires, directly or indirectly, securities of the Corporation to which is attached the right to elect the majority of the directors of the Corporation; or (iii) the Corporation undergoes a liquidation or dissolution or sells all or substantially all of its assets.

Human Resources and Compensation Committee

The Board has a Human Resources and Compensation Committee composed of Elaine Ellingham, Chair of the Committee, Michael Pesner and Peter Barnes, all are independent directors. The Human Resources and Compensation Committee meets at least once a year to make recommendations to the Board on the remuneration of Corporation’s employees, executive officers and directors. The Human Resources and Compensation Committee takes into consideration the achievement of corporate objectives, operational and financial performance of the Corporation, as well as the responsibilities and workload of executive officers in formulating its recommendations and favors giving key personnel competitive compensation in order to keep them with the Corporation.

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

Corporate Governance and Nominating Committee

The Board has a Corporate Governance and Nominating Committee, which meets at least once a year. The Corporate Governance and Nominating Committee is composed entirely of independent directors. The Committee is composed of Mr. René Marion, Chair of the Committee, Ms. Elaine Ellingham and Mr. Michael Pesner, all of whom are independent directors. The Corporate Governance and Nominating Committee’s mandate is to evaluate every aspect of the Corporation’s governance practices. In particular, the Corporate Governance and Nominating Committee examines the effectiveness of the Corporation’s governance practices at regular intervals, and reviews the role and the mandate of the Board and its committees.

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

Audit Committee

The Board has an Audit Committee and at year end it was composed of Michael Pesner, Chair of the Committee, René Marion and Elaine Ellingham, all of whom are independent directors as defined in National Instrument 52-110 Audit Committees (“NI 52-110”). The information on the Audit Committee is presented in Part VIII of the Corporation’s Annual Information Form for the year ended December 31, 2015, a copy of which is available on SEDAR at www.sedar.com.

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

Technical and Corporate Responsibility Committee

On December 8, 2010, the Board of Directors created the Environmental, Health and Safety Committee, composed of a majority of independent directors. In early 2015, the Board agreed, in order to align with industry standards, the mandate of the Environmental, Health & Safety Committee be broadened to include Corporate Social Responsibility. New terms of reference and respective charters were then developed and approved by the Board on March 10, 2015 and the Corporate Social Responsibility Committee was mandated. On November 2015, the Board of Directors approved that the terms of reference and respective charters be further broadened to include the technical aspects. The main purpose of the Technical & Corporate Responsibility Committee is to review, monitor and make recommendations to the Board of Directors in respect of the technical, health and safety, environmental, community, business conduct, risk management and human rights policies and activities of the Corporation in order to verify that such policies and activities reflect, and are in accordance with their respective Charters. Additionally, the Committee will assist the Board in carrying out its responsibilities with respect to overseeing the exploration and operating activities of the Corporation, including the construction, development and operation of the Island Gold Deeps Project (the “I.G. Operation”), from a technical, financial and scheduling perspective. The Committee is also responsible for Board oversight of production forecasts, budgets, life of mine plans, reserves and resources and Management’s proposed public disclosure of said technical nature. At year end, 2015, the Technical & Corporate Responsibility Committee was composed of Mr. René Marion, Chair of the Committee, Ms. Elaine Ellingham and Mr. Greg Chamandy.

Assessment

Annually, under the supervision of the Corporate Governance and Nominating Committee, the directors conduct a formal evaluation of the performance and effectiveness of the Board. As part of this process, each director completes a detailed questionnaire which requires them to assess the performance of the Board, which includes a self-evaluation and peer review. The questionnaire requires input on the role, responsibilities and effectiveness of the Board, its membership, the conduct of meetings, and any improvements that could be made to enhance its effectiveness. The results of the evaluations will be reviewed by an independent external lawyer, which will be reporting to the Corporate Governance and Nominating Committee, who reports to the full Board.

D.	Employees

The number of employees of the Corporation as of December 31, 2015, 2014 and 2013, was 435, 373 and 442 respectively. The distribution of the employees was the following:

Category of Activity or Geographical Location	December 31,
	2015	2014	2013
Head Office / Montreal	19	15	25
Beaufor	133	117	173
Island Gold	248	205	202
Exploration	3	2	2
Camflo	31	31	35
Monique	1	3	5
Total	435	373	442

E.	Share Ownership

See “ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES - A. Directors and Senior Management” above for the number of shares of the Corporation’s common shares held by directors and executive officers of the Corporation.

Information regarding the outstanding stock options held by directors and senior management of the Corporation as of December 31, 2015, is set forth below.

Stock Options Outstanding to Named Executive Officers and Directors as at December 31, 2015

		Unexercised Options
	Unexercised	at Year-End
	underlying	(#)	Exercise price of
	securities	Exercisable/	share options	Share options
Name	(unit)	Unexercisable	($)	expiry date
Renaud Adams President and Chief Executive Officer	800,000	266,667 / 533,333	2.46	Oct. 15, 2019
TOTAL	800,000
Nicole Veilleux	3,500		12.03	Dec. 8, 2016
Vice-President, Finance	15,800	77,186 / 81,814	3.05	Dec. 11, 2017
	54,300		1.08	Dec. 11, 2018
	85,400		3.73	Dec. 9, 2019
TOTAL	159,000
Daniel Adam	4,200		12.03	Dec. 8, 2016
Vice-President, Exploration	6,320	33,453 / 55,347	3.05	Dec. 11, 2017
	32,580		1.08	Dec. 11, 2018
	45,700		3.73	Dec. 9, 2019
TOTAL	88,800
Steve Burleton(1) Vice-President, Business Development	100,000	Nil / 100,000	4.20	Feb. 18, 2020
TOTAL	100,000

		Unexercised Options
	Unexercised	at Year-End
	underlying	(#)	Exercise price of
	securities	Exercisable/	share options	Share options
Name	(unit)	Unexercisable	($)	expiry date
H. Greg Chamandy(2)	352,000		6.57	May. 9, 2018
Director	50,000		1.29	Nov. 11, 2018
	25,000	277,866 / 289,134	2.55	Oct. 15, 2019
	125,000		3.73	Dec. 9, 2019
	15,000		4.18	Feb. 3, 2020
TOTAL	567,000
Elaine Ellingham	40,000		1.29	Nov. 11, 2018
Director	50,000		2.70	Nov. 10, 2019
	100,000	83,333 / 171,667	3.73	Dec. 9, 2019
	25,000		4.02	Jan.11, 2020
	40,000		4.18	Feb.3, 2020
TOTAL	255,000
Michael Pesner	40,000		1.29	Nov. 11, 2018
Director	25,000		2.55	Oct. 15, 2019
	50,000	41,666 / 136,334	3.73	Dec. 9, 2019
	25,000		4.02	Jan.11, 2020
	38,000		3.92	Nov. 9, 2020
TOTAL	178,000
René Marion	25,000	41,666 / 33,334	2.55	Oct. 15, 2019
Director	50,000		3.73	Dec. 9, 2019
TOTAL	75,000
1)	On February 17, 2015, Mr. Burleton was appointed Vice-President, Business Development.
2)	On January 1, 2016, Mr. Chamandy resigned as Executive Chairman of the Board.

Information regarding RSUs held by directors and senior management of the Corporation as of December 31, 2015, is set forth below.

RSUs to Named Executive Officers and Directors as at December 31, 2015

	Securities Under RSUs	Market or Payout
	Awarded that have not	Value of RSUs Awards	Expiration
Name and Principal Position	Vested	that have not Vested(1)	Date
	(#)	($)

Nicole Veilleux Vice-President, Finance	5,667	25,161	Dec. 10, 2017

Daniel Adam Vice-President, Exploration	4,667	20,721	Dec. 10, 2017

Steve Burleton (2) Vice-President, Business Development	7,000	31,080	Feb. 19 2018

H. Greg Chamandy (3) Director and Member of the Board	14,000	62,160	Dec. 10, 2017

Elaine Ellingham Director	11,000	48,840	Dec. 10, 2017

Michael Pesner Director	11,000	48,840	Dec. 10, 2017

René Marion Director	11,000	48,840	Dec. 10, 2017
Note:
1)	Based on a closing price of the Corporation’s shares on the TSX of $4.44 on December 31, 2015.
2)	On February 17, 2015, Mr. Burleton was appointed Vice-President, Business Development.
3)	On January 1, 2016, Mr. Chamandy resigned as Executive Chairman of the Board.

Description of the Share Option Plans

Outstanding Awards and DSUs

The Omnibus LTIP provides that the aggregate number of common shares of the Corporation issuable to insiders and associates of such insiders at any time under the Omnibus LTIP or any other proposed or established share compensation arrangement, including the DSU Plan, cannot exceed ten percent (10%) of the issued and outstanding common shares of the Corporation. As at December 31, 2015, the total shares outstanding were 58,339,963 and therefore the total 10% Awards (options, RSUs and DSUs) issuable from the plan were 5,833,996.

As at December 31, 2015, options to acquire a total of 2,139,880 common shares were granted under the Omnibus LTIP, with exercise prices ranging from $1.08 to $6.57 per share, representing approximately 3.7% of the common shares issued and outstanding.

A total of 193,400 RSUs have been granted under the Omnibus LTIP and no DSUs have been granted under the DSU plan as at December 31, 2015.

Other than the Omnibus LTIP, and the DSU Plan, the Corporation had only one equity-based compensation plan previously in existence, a share option plan, for the benefit of the Corporation’s and its affiliate’s officers, directors, employees and service providers (the “Share Option Plan”). Following the approval and adoption of the Omnibus Long-Term Incentive Plan in May 2012, options are no longer granted under the Share Option Plan and all grants of awards are now made under the Omnibus Long-Term Incentive Plan and the DSU Plan. As at December 31, 2015, options to acquire a total of 59,750 common shares were outstanding under the Share Option Plan, at an exercise price of $10.53 per share.

The total Awards and DSUs granted as at December 31, 2015 were 2,393,030, out of a maximum 5,833,966 (10% of issued and outstanding common shares) issuable under the plans.

Information Regarding Equity Compensation Plans as at December 31, 2015

	Number of shares to
	be issued upon exercise	Weighted-average	Number of shares
	of outstanding options,	exercise price of	available for future
	warrants and rights	outstanding options	grants under the plan
Share Option Plan (approved by the shareholders)	59,750	$10.53

Omnibus LTIP (options) (approved by the shareholders)	2,139,880	$3.61

RSUs (approved by the holders)	193,400

DSUs (approved by the shareholders)	-	-	-

TOTAL	2,393,030		2,834,366

Additionally, on October 16, 2014, inducement options were granted to the new President and CEO to acquire a total of 800,000 common shares were granted outside the Omnibus LTIP at an exercise price of $2.46 per share, representing approximately 1.4% of the common shares issued and outstanding.

The total Awards granted as at December 31, 2015, were 3,193,030, which includes all Awards granted under and outside the plans.

During the year 2015, fourteen option holders exercised a total of 438,740 options.

Information regarding options outside the share option plans as at December 31, 2015

	Number of shares issued outside	Weighted-average exercise price of
	the share option plans	options
Outside the Share Option Plans (not approved by the holders)	800,000	$2.46

Omnibus Long-Term Incentive Plan

The Corporation has in place an Omnibus LTIP. The Omnibus LTIP is intended to provide a long-term incentive to directors, officers, senior executives and other employees of the Corporation and its subsidiaries as well as consultants and service providers providing ongoing services to the Corporation and its subsidiaries (collectively, “participants”) to continue to provide services to the Corporation and to encourage the retention of such persons whose skills, performance and loyalty to the objectives and interests of the Corporation are necessary to its success.

The Omnibus LTIP permits the granting of options, restricted share units (RSUs), share appreciation rights (SARs) and retention awards (together with the options, the RSUs and the SARs, collectively referred to as “Awards”) to eligible participants of the Corporation. The Omnibus LTIP is administered by the Board of Directors.

Pursuant to the Omnibus LTIP, the total number of common shares reserved and available for grant and issuance pursuant to Awards (including the common shares issuable upon exercise of the options granted under the Share Option Plan) cannot exceed a number of common shares equal to ten percent (10%) of the total issued and outstanding common shares of the Corporation at the time of granting of Awards (on a non-diluted basis) or such other number as may be approved by the TSX and the shareholders of the Corporation from time to time, assuming there is no adjustment in accordance with the Omnibus LTIP. Any increase in the issued and outstanding common shares (whether as a result of exercise of Awards or otherwise) will result in an increase in the number of common shares that may be issued on Awards outstanding at any time and any increase in the number of Awards granted will, upon exercise, make new grants available under the Omnibus LTIP.

The Omnibus LTIP provides that the aggregate number of common shares of the Corporation: (a) issued to insiders and associates of such insiders under the Omnibus LTIP or any other proposed or established share compensation arrangement (including the DSU Plan (as defined below)) within any one-year period; and (b) issuable to insiders and associates of such insider at any time under the Omnibus LTIP or any other proposed or established share compensation arrangement (including the DSU Plan), cannot in each case exceed ten percent (10%) of the issued and outstanding common shares of the Corporation.

Awards granted or awarded under the Omnibus LTIP may not be assigned or transferred with the exception of an assignment made to a personal representative of a deceased participant. The Board of Directors may, in its sole discretion, appoint from time to time one or more entities to act as administrative agent to administer the Awards under the Omnibus LTIP.

The Board of Directors will not provide financial assistance to participants to assist them in exercising their Awards; however, the Board of Directors may, in its discretion, amend the Omnibus LTIP to authorize the administrator under the Omnibus LTIP to make arrangements to provide a form of financial assistance to the participants.

Computershare acts as transfer agent, registrar and dividend disbursing agent for Richmont Mines pursuant to an agreement dated September 3, 2015.

Specific Terms Related to the Options

The Board of Directors will: (i) set the term of the options granted under the Omnibus LTIP which term cannot exceed ten (10) years; and (ii) fix the vesting terms of options as it deems appropriate at the time of the grant of such options. Should the expiration date for an option fall within a period during which designated persons cannot trade in any securities of the Corporation pursuant to the Corporation’s policy respecting restrictions on insider trading which is in effect at that time (a “Black-Out Period”) or within nine (9) business days following the expiration of a Black-Out Period, the expiry date of the option will be extended until that date which is the tenth business day following the end of the Black-Out Period.

The exercise price of any options granted pursuant to the Omnibus LTIP will be determined by the Board of Directors at the time of the grant, provided that the exercise price cannot be less than the Market Value (as defined below) of the common shares at the time of the grant. The “Market Value” means either (A) the closing price of the Shares on the TSX on the trading day immediately prior to the date the Award is granted or (B) such other price as is permitted under the rules of the TSX.

With the consent of the Board, a participant may, rather than exercise the option which the participant is entitled to exercise under the Omnibus LTIP, elect to exercise such option, in whole or in part and, in lieu of receiving the common shares to which the exercised option relates, receive the number of common shares, disregarding fractions, which, when multiplied by the Market Value of the common shares to which the exercised option relates, have a value equal to the product of the number of common shares to which the exercised option relates multiplied by the difference between the Market Value of such common shares and the price of such option, less any amount withheld on account of income taxes, which withheld income taxes will be remitted by the Corporation.

Specific Terms Related to the RSUs

The Board of Directors will fix the period during which RSUs may vest, which period will end no later than December 31 of the calendar year which is three (3) years after the calendar year in which the RSU is granted (the “Restriction Period”). Each RSU grant will be subject to certain vesting conditions (including performance criteria, if any) such conditions to be determined by the Board of Directors and to be provided to the participant under a separate agreement. The vesting of the RSUs may be subject to the expiration of a performance period which corresponds to the period over which the performance criteria, if any, and other vesting conditions will be measured and which cannot end after the Restriction Period (the “Performance Period”).

The participant will be entitled to receive, after the vesting determination date, which is the date on which, after the end of the Performance Period, if any, the Board of Directors determines that the vesting conditions (including the performance criteria, if any) are met, but no later than the last day of the Restriction Period (the “RSU Vesting Determination Date”), payment for each awarded RSU in the form of common shares of the Corporation, cash in an amount equal to the Market Value of a common share of the Corporation on the day on which the payment is made, or a combination of common shares and cash, at the discretion of the Board of Directors.

Specific Terms Related to the SARs

The Board of Directors will: (i) set the term of the SARs granted under the Omnibus LTIP which term cannot exceed ten (10) years; and (ii) fix the vesting terms of SARs, (including performance criteria, if any) as it deems appropriate at the time of the grant of such SARs. Should the expiration date for a SAR fall within a Black-Out Period or within nine (9) business days following the expiration of a Black-Out Period, the expiry date of the SAR will be extended until that date which is the tenth business day following the end of the Black-Out Period.

The exercise price of any SAR granted pursuant to the Omnibus LTIP will be determined by the Board of Directors at the time of the grant, provided that the exercise price cannot be less than the Market Value of the common shares at the time of the grant.

The exercise of a SAR with respect to any number of common shares of the Corporation will entitle the participant to a payment, in cash or common shares, or a combination of cash and common shares, for each SAR, equal to the excess of the Market Value of the common shares on the effective date of such exercise over the exercise price per SAR.

Specific Terms Related to the Retention Awards

The Board of Directors will: (i) set the term of the retention awards granted under the Omnibus LTIP; and (ii) fix the vesting terms of retention awards (including performance criteria, if any) as it deems appropriate at the time of the grant of such retention awards.

Each retention award awarded to a participant will entitle the participant to receive, on the vesting date of the retention award, such number of common shares of the Corporation which, when multiplied by the Market Value of the common shares on the vesting date of the retention award, have a value equal to the amount determined by the Board of Directors at the time of the grant (the “Retention Payment”), less any amount withheld on account of income taxes, which withheld income taxes will be remitted by the Corporation.

A participant may, in lieu of receiving the common shares to which the retention awards relate, elect to receive, in cash, the Retention Payment, less any amount withheld on account of income taxes, which withheld income taxes will be remitted by the Corporation.

Cessation in Case of Grant of Options, SARs and Retention Awards

Unless the Board of Directors decides otherwise, options, SARs or retention awards granted under the Omnibus LTIP will expire at the earlier of the expiration of the original term of the options, SARs or retention awards, and (i) the effective date of the termination as specified in the notice of termination provided by the Corporation to the participant that its employment or other contractual relationship with the Corporation has been terminated for cause; (ii) one (1) year after the participant’s death; (iii) one (1) year after the participant’s employment has been terminated by reason of injury or disability or a participant becomes eligible to receive long-term disability benefits; or (iv) sixty (60) days following a participant ceasing to be an eligible participant for any other reason (including, but not limited to, termination without cause, resignation or retirement).

Cessation in Case of RSUs Grant

Unless the Board of Directors decides otherwise, upon (i) the termination of a participant’s employment or other contractual relationship with the Corporation for “cause” or (ii) the resignation of a participant, the participant’s participation in the Omnibus LTIP will be immediately terminated and all RSUs credited to such participant’s account that have not vested will be forfeited and cancelled.

Unless the Board of Directors decides otherwise, upon a participant’s (i) death; (ii) termination of employment for reason of injury or disability; (iii) voluntary leave of absence; (iv) eligibility to receive long-term disability benefits; (iii) termination of employment for reasons other than for “cause”; or (iv) ceasing to be an eligible participant for any other reason not described above, the participant’s participation in Omnibus LTIP in respect of RSUs will be immediately terminated; however, all unvested RSUs will remain in effect until the applicable RSU Vesting Determination Date. On the RSU Vesting Determination Date or any earlier date as may be determined by the Board of Directors, the Board of Directors will evaluate whether the vesting conditions and performance criteria, if any, were met in order to determine the amount of the payment to which the participant is entitled, if any, in accordance with the following formula:

D multiplied by E/F

where:

  D is equal to the number of RSUs outstanding in the participant’s account;

  E is equal to the number of completed months during the applicable Performance Period; and

  F is equal to the total number of months included in the applicable Performance Period.

Amendments

The Board of Directors has the discretion to make amendments to the Omnibus LTIP which it may deem necessary, without the consent of the participants, provided that such amendment will:

(a)	not adversely alter or impair any Award previously granted except as permitted by the provisions of Omnibus LTIP;

(b)	be subject to any regulatory approvals including, where required, the approval of the TSX; and

(c)

be subject to the shareholder approval, where required, by law or the requirements of the TSX, provided that shareholder approval will not be required for the following amendments and the Board of Directors may make any changes which may include but are not limited to:

(i)	amendments of a “housekeeping” nature;

(ii)	a change to the vesting provisions of any Award;

(iii)

the introduction or amendment of a cashless exercise feature payable in securities, whether or not such feature provides for a full deduction of the number of underlying securities from the Omnibus LTIP reserve;

(iv)	the addition of a form of financial assistance and any amendment to a financial assistance provision which is adopted; and

(v)	the addition of a deferred or restricted share unit or any other provision which results in participants receiving securities while no cash consideration is received by the Corporation.

The Board of Directors will be required to obtain shareholder approval to make the following amendments:

(a)

any change to the maximum number of common shares of the Corporation issuable from treasury under the Omnibus LTIP, except such increase resulting from any increase in the issued and outstanding common shares of the Corporation (whether as a result of exercise of Awards or otherwise) and in the event of an adjustment pursuant to the Omnibus LTIP;

(b)

any amendment which reduces the exercise price of any Award after such Awards have been granted or any cancellation of an Award and the substitution of that Award by a new Award with a reduced price, except in the case of an adjustment pursuant to the Omnibus LTIP;

(c)	any amendment which extends the expiry date of any Award or the Restriction Period of any RSU beyond the original expiry date, except in case of an extension due to a Black-Out Period;

(d)	any amendment which would permit a change to the eligible participants, including a change which would have the potential of broadening or increasing participation by insiders;

(e)

any amendment which would permit any Award granted under the Omnibus LTIP to be transferable or assignable by any participant other than by will or by the laws of succession of the domicile of a deceased participant;

(f)

any amendment which increases the maximum number of common shares of the Corporation (i) issued to insiders and associates of such insiders under the Omnibus LTIP or any other proposed or established share compensation arrangement within one-year period; or (ii) issuable to insiders and associates of such insiders at any time under the Omnibus LTIP or any other proposed or established share compensation arrangement; and

(g)

any amendment to the amendment provisions of the Omnibus LTIP provided that common share of the Corporation held directly or indirectly by insiders benefiting from such amendments will be excluded when obtaining such shareholder approval.

Impact of a Change of Control

Subject to the provisions contained in any employment agreement between a holder of Awards and the Corporation, if: (i) any person becomes the beneficial owner, directly or indirectly, of 50% or more of either the issued and outstanding common shares of the Corporation or the combined voting power of the Corporation’s then outstanding voting securities entitled to vote generally; (ii) any person acquires, directly or indirectly, securities to which is attached the right to elect the majority of the directors of the Corporation; (iii) the Corporation undergoes a liquidation or dissolution or sells all or substantially all of its assets; or (iv) the Corporation is involved in, or becomes subject to, a reorganization, an amalgamation, an arrangement, a take-over bid (as that term is defined in the Securities Act (Québec)) for all of the common shares of the Corporation or the sale or disposition of all or substantially all of the property and assets of the Corporation, the Board of Directors may make such provision for the protection of the rights of the participants as the Board of Directors, in its discretion, considers appropriate in the circumstances, including, without limitation, changing the performance criteria and/or the vesting conditions for the Awards and/or the date on which any Award expires or the Restricted Period or the Performance Period for the Awards.

2016 Amendments

On March 1, 2016, the Board of Directors approved various amendments to the Omnibus LTIP. A number of the amendments were amendments of a “housekeeping” nature.

In addition, the following amendments were made:

1.

The definition of “Market Value” was amended to mean the closing price of the common shares on the trading day immediately prior to the grant date or such other price as permitted by TSX rules. While the Board of Directors expects to set the exercise price of an option based on the closing price of the common shares on the day before the grant, the Board of Directors maintains discretion to set the exercise price in a different manner that is consistent with TSX rules. Previously, Market Value was defined under the Omnibus LTIP to mean: (A) if the grant was made during a Black-Out Period, the volume weighted average trading price of the common shares on the TSX for the five (5) trading day period following the last day of such Black-Out Period; (B) if the grant was made outside a Black-Out Period, the volume weighted average trading price of the common shares on the TSX for the five (5) trading day period ending on the last trading day before the date of the grant; or (C) such other price as is permitted under the rules of the TSX.

2.

The Omnibus LTIP was amended to clarify that an employee who is terminated or resigns but remains a participant under the Omnibus LTIP (i.e. remains a director) will continue to be eligible to receive Awards.

3.	The Omnibus LTIP was amended to clarify that no Awards can be granted during a Black-Out Period.

4.

The Omnibus LTIP was amended to clarify the treatment of Awards in the event that a participant ceases to be an eligible participant. In addition, in certain circumstances, the amount of time that a participant who ceases to be an eligible participant may exercise any vested Awards was reduced such that no participant will have longer than one (1) year from the date that such participant ceases to be an eligible participant to exercise any vested Awards.

5.	The Board of Directors was granted the authority, subject to applicable regulatory approvals, to accelerate vesting of all or any portion of an Award.

Pursuant to the TSX rules, shareholder approval is not required for the amendments to the Omnibus LTIP as the Board has the authority, pursuant to the Omnibus LTIP, to make these types of amendments and the amendments are not the type that require shareholder approval under TSX rules.

Deferred Share Unit Plan

The purpose of the Corporation’s Deferred Share Unit Plan (the “DSU Plan”) is to promote a greater alignment of interests between directors and senior officers (collectively, “DSU Participants”) and shareholders of the Corporation. The DSU Plan was adopted by the Board effective May 7, 2015. DSUs are units that are credited to an eligible DSU Participant’s account, the value of which, on a particular date, is equal to the Market Value of a common share for such date. Under no circumstances will DSUs be considered common shares nor will they entitle any DSU Participant to exercise voting rights or any other rights attaching to the ownership or control of common shares, including, without limitation, rights on liquidation, nor will any DSU Participant be considered the owner of any common shares to be delivered under the DSU Plan until the date of purchase or issuance of such common shares, as elected by the Board of Directors.

The Board of Directors may grant awards from time to time to each eligible DSU Participant. The DSUs are then credited to the DSU Participant’s account on the award date, unless a vesting schedule or performance criteria has been approved by the Board of Directors, at its discretion.

The DSU Plan is administered by the Board of Directors. Subject to the limitations set forth in the DSU Plan, the Board’s authority includes: (a) determining the number of DSUs that will be awarded; (b) determining the terms and conditions of each award; and (c) specifying and approving the provisions of the payment delivered to a DSU Participant in connection with their account, whether it be in the form of common shares from treasury, common shares purchased on the TSX on behalf of such participants, cash, or a combination thereof.

The DSUs will be redeemed by a DSU Participant on up to two dates elected by such DSU Participant which are at least sixty days following the separation date and no later than December 15 of the calendar year following the calendar year in which the separation date occurs. The separation date is the earliest date on which all three of the following conditions are satisfied: (i) the DSU Participant ceases to be a director or senior officer of the Corporation for any reason other than death; (ii) the DSU Participant is neither a director nor a senior officer of the Corporation; and (iii) the DSU Participant is no longer employed by the Corporation in any capacity.

In the event of the death of a DSU Participant, the Corporation will pay the DSUs credited to such DSU Participant’s account within fifteen (15) days of the DSU Participant’s death or by the last day of the calendar year commencing immediately after the DSU Participant’s separation date if earlier, in each case to or for the benefit of the beneficiary of the DSU Participant. If the DSU Participant filed an election of a redemption date prior to his or her death, the payment of the DSU Participant’s DSUs will be made within fifteen (15) days of the DSU Participant’s elected redemption date.

The Board of Directors may, in its absolute discretion, elect one or any combination of the following payment methods for the DSUs credited to a DSU Participant’s account on the DSU Participant’s termination date: (a) issuing common shares to the DSU Participant or the DSU Participant’s beneficiary, as the case may be; (b) causing a broker to purchase shares on the TSX for the account of the DSU Participant or the DSU Participant’s beneficiary, as the case may be; or (c) paying cash to the DSU Participant or the DSU Participant’s beneficiary, as the case may be.

Where the Board of Directors does not specify any payment method for the DSUs credited to a DSU Participant’s account, the form of payment will be in cash. The maximum number of common shares which may be reserved for issuance to insiders under the DSU Plan and all other share compensation plans (including the Omnibus LTIP), collectively, is ten (10%) percent of the common shares outstanding at the time of the grant (on a non-diluted basis). The maximum number of common shares which may be issued to insiders under the DSU Plan and all other share compensation plans (including the Omnibus LTIP), collectively, within a one-year period is ten (10%) percent of the common shares outstanding at the time of the issuance (on a non-diluted basis). Any increase in the common shares reserved under the DSU Plan will be subject to the approval of the shareholders of the Corporation in accordance with the rules of the TSX.

Where common shares are purchased on the TSX to be delivered to the DSU Participant, the Corporation will remit, in cash, to a broker the product of (a) the number of DSUs credited to the DSU Participant’s account as at the separation date which the participant has elected to have redeemed and (b) the Market Value on the redemption date, net of applicable withholding taxes. Common shares purchased by the broker and any cash remaining from the amount remitted by the Corporation to purchase common shares will then be delivered to the DSU Participant. Where the Board elects to pay the DSUs in cash, the payment will be equal to the product of (a) the number of DSUs credited to the participant’s account as at the separation date which the DSU Participant has elected to have redeemed, and (b) the Market Value on the redemption date, net of applicable withholding taxes.

The DSU Plan may be amended, suspended or terminated in whole or in part at any time and for any reason by the Board of Directors, without prior notice to or approval by any participants or shareholders of the Corporation, provided that no such amendment, suspension or termination will: (i) adversely affect the rights of any DSU Participant with respect to DSUs to which the DSU Participant is then entitled under the DSU Plan without the consent of the affected participant; or (ii) contravene applicable laws or regulations.

Shareholder approval will be required in the case of: (i) any amendment to the number of shares reserved for issuance under the DSU Plan; (ii) any amendment to the eligibility requirements for participating in the DSU Plan, where such amendment would have the potential of broadening or increasing the participation of insiders of the Corporation; (iii) the extension of any right of a DSU Participant under the DSU Plan beyond the date on which such right would originally have expired; and (iv) any amendment to the amending provisions of the DSU Plan.

In the event of a change in control (as defined in the DSU Plan), any DSUs outstanding immediately prior to the occurrence of the change in control, but which are not then vested, will become fully vested on the separation date if such separation date occurs within one (1) year of the occurrence of the change in control.

In the event of reorganization (as defined in the DSU Plan), the Board of Directors will take all necessary action so as to make all necessary adjustments in the number and kind of securities subject to any DSUs outstanding at the time of such reorganization and the exercise price thereof.

Except as required by law, the rights of a DSU Participant under the DSU Plan are not capable of being assigned, transferred, alienated, sold, encumbered, pledged, mortgaged or charged and are not capable of being subject to attachment or legal process for the payment of any debts or obligations of the DSU Participant.

2016 Amendments

On March 1, 2016, the Board of Directors approved certain amendments to the DSU Plan. The majority of the amendments were of a “housekeeping” nature. In addition, the definition of “Award Market Value” was amended to be consistent with the amended definition of “Market Value” in the Omnibus LTIP.

Pursuant to the TSX rules, shareholder approval is not required for the amendments to the DSU Plan as the Board has the authority, pursuant to the DSU Plan, to make these types of amendments and the amendments are not the type that require shareholder approval under TSX rules.

The table below describes the share options exercised during the financial year ended December 31, 2015 by Named Executive Officers and Directors and the aggregate value realized on unexercised options at Year-End.

Options Exercised by Named Executive Officers and Directors during the Most Recently Completed Financial Year Ended December 31, 2015

			Unexercised Options at	Value of Unexercised in-the-
	Shares	Aggregate	Year-End	Money Options at Year-End(2)
Name and principal	Acquired on	Value	(#)	($)
position	Exercise	Realized(1)	Exercisable/	Exercisable/
	(#)	($)	Unexercisable	Unexercisable

H. Greg Chamandy Director (3)	100,000	238,979	277,866 / 289,134	76,833 / 220,567

Renaud Adams President and Chief Executive Officer	n/a	n/a	266,667 / 533,333	528,000 /1,056,000

Nicole Veilleux Vice-President, Finance	n/a	n/a	77,186 / 81,814	147,249 / 117,795

Daniel Adam Vice-President, Exploration	31,200	75,435	33,453 / 55,347	51,697 / 99,003

Steve Burleton Vice-President, Business Development (4)	n/a	n/a	Nil /100,000	Nil / 24,000

Elaine Ellingham Director	80,000	174,800	83,333 / 171,667	110,666 / 194,234

Michael Pesner Director	80,000	189,200	41,666 / 136,334	59,083 / 179,927

René Marion Director	40,000	109,200	41,666 / 33,334	59,083 / 23,667
Notes:
1)

The aggregate dollar value realized is equal to the indicated number in the column entitled “Shares acquired on Exercise” times the difference between the market price of the common shares of the Corporation on the TSX on the day that the NEO exercised his or her options and the exercise price of the options.

2)	The value is based on the closing price of the common shares of the Corporation on the TSX on December 31, 2015, which was $4.44.
3)	On January 1, 2016, Mr. Chamandy resigned as Executive Chairman of the Board.
4)	On February 17, 2015, Mr. Burleton was appointed Vice-President, Business Development.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

On September 30, 2014, Oxbridge Bank & Trust Scc sold all its shares to Oxbridge Group Inc. by way of transfer. As of April 21, 2015, to the knowledge of the directors and executive officers of the Corporation, Oxbridge Group Inc. (“Oxbridge”), an entity ultimately controlled by H. Greg Chamandy, the former Executive Chairman of the Board of the Corporation, is the only shareholder, directly or indirectly, beneficially owning or controlling over more than 5% of the outstanding common shares of the Corporation. Oxbridge, with its affiliates, beneficially owns or controls directly or indirectly 5,016,363 common shares representing approximately 8.55% of the outstanding common shares of the Corporation (excluding common shares underlying outstanding options). See “ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES – E. Share Ownership” above.

Mr. Chamandy and Oxbridge became a shareholder of the Corporation in 2009.

Mr. Chamandy or Oxbridge does not have any different voting rights compared with the Corporation’s other shareholders.

As of April 19, 2016, a total of 7,227,954 shares of the Corporation’s common shares, representing 12.32% of the issued and outstanding shares of the Corporation’s common shares, were held by a total of 123 U.S. record holders.

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

A.	Consolidated Statements and Other Financial Information

The following consolidated financial statements of the Corporation are attached to this Annual Report:

Independent Auditor’s report of registered public accounting firm dated February 19, 2016 on Internal Control over financial reporting and on the Consolidated Statements of Financial Position as at December 31, 2015 and 2014, Consolidated Income Statements, Consolidated Statements of Comprehensive Income, Consolidated Statements of Changes in Equity, and Consolidated Statements of Cash Flows for the years ended December 31, 2015, 2014 and 2013.

Notes to Consolidated Financial Statements.

The Corporation has not declared or paid any dividends on its common shares since its incorporation. Richmont Mines has no current plans to pay dividends on its common shares. Its present policy is to retain earnings to finance its capital expenditures program. In the future, the Board of Directors may declare dividends according to its assessment of the financial position of the Corporation, taking into account its financing requirements for future growth and other factors that the Board of Directors may deem relevant in the circumstances. The Corporation had no export sales during 2015.

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

Last Five Full Years
Toronto Stock Exchange
Common Shares Trading Activity

	- Price -
	Canadian Dollars
Year Ended	High	Low

December 31, 2011	$13.39	$4.28
December 31, 2012	$12.98	$2.69
December 31, 2013	$3.44	$1.00
December 31, 2014	$4.00	$1.09
December 31, 2015	$4.55	$3.14

Last Two Full Years
Toronto Stock Exchange
Common Shares Trading Activity

	- Price -
	Canadian Dollars
Quarter Ended	High	Low

March 31, 2014	$2.07	$1.09
June 30, 2014	$1.63	$1.21
September 30, 2014	$3.07	$1.36
December 31, 2014	$4.00	$2.07
March 31, 2015	$4.55	$3.51
June 30, 2015	$4.13	$3.54
September 30, 2015	$4.23	$3.14
December 31, 2015	$4.50	$3.56

Last Six Months
Toronto Stock Exchange
Common Shares Trading Activity

	- Price -
	Canadian Dollars
Month Ended	High	Low

October 31, 2015	$4.32	$3.56
November 30, 2015	$4.15	$3.73
December 31, 2015	$4.50	$3.88
January 31, 2016	$5.27	$4.39
February 29, 2016	$6.90	$4.86
March 31, 2016	$7.50	$5.99
*	The closing price of the Corporation’s common shares on the TSX on April 19, 2016 was CAN$9.39.

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

Last Five Full Years
American Stock Exchange /
NYSE Amex, NYSE MKT
Common Shares Trading Activity

	- Price -
	US Dollars
Year Ended	High	Low

December 31, 2011	$13.40	$4.28
December 31, 2012	$12.91	$2.71
December 31, 2013	$3.44	$0.94
December 31, 2014	$3.49	$1.04
December 31, 2015	$3.68	$2.27

Last Two Full Years
NYSE MKT
Common Shares Trading Activity

	- Price -
	US Dollars
Quarter Ended	High	Low

March 31, 2014	$1.85	$1.04
June 30, 2014	$1.52	$1.11
September 30, 2014	$2.82	$1.27
December 31, 2014	$3.49	$1.86
March 31, 2015	$3.68	$2.78
June 30, 2015	$3.44	$2.96
September 30, 2015	$3.26	$2.27
December 31, 2015	$3.29	$2.67

Last Six Months
NYSE MKT
Common Shares Trading Activity

	- Price -
	US Dollars
Month Ended	High	Low
October 31, 2015	$3.28	$2.67
November 30, 2015	$3.17	$2.80
December 31, 2015	$3.29	$2.79
January 31, 2016	$3.75	$3.01
February 28, 2016	$5.00	$3.46
March 31, 2016	$5.81	$4.45
*	The closing price of the Corporation’s common shares on the NYSE MKT on April 19, 2016 was US$7.42.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

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

The new Business Corporations Act further provides that if the Articles so allow, the directors of a corporation that is a reporting issuer may appoint one or more additional directors to hold office for a term expiring not later than the close of the annual shareholders meeting following their appointment, provided that the total number of directors so appointed may not exceed one third of the number of directors elected at the annual shareholders meeting preceding their appointment. The Board believes that it would be beneficial to the Corporation and its shareholders to give the Board flexibility to add directors who possess expertise and knowledge relevant to the Corporation’s operations from time to time between two annual shareholder meetings. Pursuant to its Articles, the business of the Corporation is managed by a Board of Directors composed of a maximum of eleven directors

Accordingly, the Board of Directors, at its meeting held on March 28, 2011, adopted a resolution to amend the Articles approving the foregoing proposed amendments subject to the receipt of the approval of shareholders. In accordance with the Business Corporations Act, the proposed amendments to the Articles were approved by the shareholders at the Annual and Special General Meeting of shareholders held on May 13, 2011 (the “Meeting”).

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

Omnibus Long-Term Incentive Plan

The Board of Directors has approved the Omnibus Long-Term Incentive Plan (the "Omnibus Plan" or "Omnibus LTIP") of the Corporation, (a copy of which has been disclosed in Exhibit "4.2" of 2011 Annual Report), and approved by the shareholders of the Corporation.

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

On June 17, 2013, Richmont Mines obtained a letter of offer for a senior credit facility for up to US$50 million from Macquarie Bank Limited (“MBL”) to advance the Island Gold Deep project. The US$50 million facility consisted of three tranches, all of which were subject to certain conditions being met prior to drawdown. The Corporation issued call warrants for the purchase of 1,250,000 Richmont shares to MBL upon closing of the facility agreement on August 23, 2013. The warrants had an exercise price of CAN$2.45 per share, and expire 3 years from the original date of their issue to MBL. A total of 812,500 warrants vested immediately upon closing of the facility agreement. The remaining 437,500 warrants were to have vested when the conditions to drawdown Tranche B had been fully met by the Corporation, and were cancelled on December 20, 2013.

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

Land and mining rights agreement

On October 16, 2013, Richmont Mines entered into a land and mining rights agreement with Argonaut Gold, owner of the Magino Gold Project that is adjacent to the Corporation’s Island Gold Mine. The agreement will enable Richmont to extend the western boundary of its Island Gold Deep project by a distance of approximately 585 metres thus increasing the project’s exploration potential towards the west. Mining rights below a depth of 400 metres were also secured on several claims to the south of the Island Gold Deep project, thus adding to the project’s exploration potential at depth. As part of the agreement, Richmont will acquire Claim SSM 722481 in its entirety, which immediately abuts Island Gold’s Lochalsh Zone, where reserves and resources currently exist and where mining is currently taking place. In exchange, Argonaut will receive exploration and mining rights from surface to a maximum depth of 400 metres on certain Richmont claims that border the Magino Gold Project, providing it with greater flexibility in its project development. Under the terms of the agreement, Richmont will receive a net payment of $2.0 million in cash from Argonaut upon completion of the land transactions. This Agreement was slightly modified in June 2014. Under the revised terms, Argonaut will receive one claim in its entirety and surface and mining rights down to a depth of 400 metres on six claims. It will also receive surface rights on two claims down to a depth of 100 metres. The Corporation will receive two additional claims for a total of three and mining rights below a depth of 400 metres on three claims. As previously reported, under the terms of the Agreement, the Corporation will receive a net payment of $2.0 million in cash from Argonaut upon completion of the land transactions, which are now expected to take place in 2016.

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

Certain United States Federal Income Tax Consequences

The following is a summary of the material United States federal income tax consequences of the acquisition, ownership and disposition of common shares of the Corporation by a United States Holder (as defined below) that holds the common shares as a capital asset. The discussion does not cover all aspects of United States federal income taxation that may be relevant to, or the actual tax effect that any of the matters described herein will have on, the acquisition, ownership or disposition of common shares of the Corporation by particular shareholders, and does not address state, local, foreign or other tax laws. In particular, this summary does not address tax considerations applicable to any United States Holder (as defined below) that owns (directly or indirectly) 10 percent or more of the Corporation’s voting shares, nor does this summary discuss all of the tax considerations that may be relevant to certain types of persons subject to special treatment under the United States federal income tax laws (such as financial institutions, insurance companies, persons liable for the alternative minimum tax, individual retirement accounts and other tax-deferred accounts, tax-exempt organizations, dealers in securities or currencies, persons that hold the common shares as part of straddles, hedging transactions or conversion transactions for United States federal income tax purposes or persons whose functional currency is not the United States dollar).

As used herein, the term “United States Holder” means a beneficial owner of the Corporation’s common shares that is (i) a citizen or resident of the United States for United States federal income tax purposes, (ii) a corporation, or other entity treated as a corporation, created or organized under the laws of the United States or any State thereof, (iii) an estate the income of which is subject to United States federal income tax without regard to its source or (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust.

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

For taxable years beginning on or after January 1, 2013, dividends paid by foreign qualified corporations to United States Holders that are non-corporate taxpayers will be taxed at the same rate as long-term capital gains, rather than at the higher ordinary income tax rate. A foreign corporation such as the Corporation is a qualified corporation (i) if the corporation is eligible for the benefits of a comprehensive income tax treaty with the United States which the United States Internal Revenue Service (“IRS”) determines is satisfactory and which contains an exchange of information provision, or (ii) to the extent that the dividends are paid with respect to stock that is readily tradable on an established securities market in the United States. The IRS has ruled that the Treaty is a satisfactory treaty for this purpose. Accordingly, dividends paid to non-corporate taxpayers with respect to shares of the Corporation should be eligible for the reduced tax rate. Eligibility for the reduced tax rate is dependent on satisfying a holding period and certain other limitations. The reduced tax rate also cannot be claimed with respect to dividends that are included as investment income for purposes of the limitation on the deduction of investment interest.

For tax years beginning after 2012, dividends paid to U.S. citizens and residents with modified adjusted gross income above $200,000 ($250,000 for joint returns) also will be subject to a 3.8% tax on net investment income. The 3.8% tax is imposed on the lesser of net investment income or the excess of modified adjusted gross income above $200,000 for single and head of household tax returns ($250,000 for joint returns). For estates and trusts the threshold applies at the top marginal bracket, which for 2015 starts at $12,300 and for 2016 starts at $12,400. There is an exemption for foreign trusts except to the extent the foreign trust has United States beneficiaries.

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

The Corporation’s financial results are sensitive to movements in the price of gold, and the US$/CAN$ exchange rate, as the Corporation mostly generates revenue in U.S. dollars and generally incurs expenses in Canadian dollars. The following table describes, for demonstration purposes only, the financial impact that changes in certain variables would generally have had on the Corporation’s 2015 net earnings, all other variables being constant.

SENSITIVITY ANALYSIS
Variable	Change	Impact on net earnings
(in thousands of CAN$)
Price of gold (US$)	+/-10% per ounce	+/- 10,367
Exchange rate (US$/CAN$)	+/- 17% (US$/CAN$)	+/- 17,544

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

Interest Rate Risk Disclosure

At December 31, 2015, the Corporation had long-term Finance lease obligations, Contract payment holdbacks, Royalty payments payable, Long-term share-based compensation and Closure allowance . See “ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS - A. Operating Results – Long-Term Debt” above. The Corporation does not believe it is exposed to significant interest rate risk.

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

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2015. In making this assessment, management used the criteria for effective internal control over financial reporting set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in 2013 Internal Control-Integrated Framework. Based on this assessment, management has concluded that, as of December 31, 2015, the Corporation’s internal control over financial reporting was effective based on those criteria.

The effectiveness of the Corporation’s internal control over financial reporting as of December 31, 2015 has been audited by Raymond Chabot Grant Thornton LLP, an independent registered public accounting firm, as stated in their report which appears herein.

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

The Corporation’s Board of Directors has determined that Michael Pesner, CPA, CA, chair of the Audit Committee, serves as “audit committee financial expert” on its audit committee and that he is also an “independent” director as defined under the listing standards of the NYSE MKT.

ITEM 16.B.	CODE OF ETHICS

The Board has a Code of Ethics for employees responsible for financial information, including the CEO, the Vice-President, Finance, the Vice-President, Operations and any other person performing functions that are connected to the objectives of the Code of Ethics for Financial Reporting individuals. The Code of Ethics for Financial Reporting individuals, which is under the responsibility of the Audit Committee, is reviewed and reassessed annually and must be signed by all employees every year. A copy of such code may be obtained by making a request to the Corporate Secretary of the Corporation. The Board also has a Code of Business Conduct and Ethics for its directors, officers and employees. This Code was modified to insert a clause on exceptions and overrides. The Corporation similarly has a whistle blower policy under the terms of which employees can report a violation of the Code of Business Conduct and Ethics, or voice a concern relating to possible irregularities with regards to internal accounting, auditing or internal controls, by communicating by email, mail or telephone, confidentially with an appointed director. A memo was sent to all employees of the Corporation explaining this procedure. A memo was sent to inform employees of new coordinates of the newly appointed director. Furthermore, no director may participate in any Board discussion regarding a matter in which he or she has a conflict of interest, and may not vote on any such matter. Copies of the Business Conduct and Ethics Code and the Code of Ethics for Financial Reporting Employees are available on EDGAR at www.sec.gov/edgar.shtml.

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

The following tables show the total fees billed for each of the three past financial years by the Corporation’s principal independent accounting firm.

Audit Fees

The aggregate fees billed by the external auditors for audit services for each of the last three financial years are the following:

Nature of services (in CAN$)	2015	2014	2013
Audit services*	162,750	154,875	141,750
*	Includes the audit of the internal controls and financial reporting as required by the Sarbanes-Oxley legislation.

Audit-Related Fees

The aggregate fees billed for each of the last three financial years for certification services and related services provided by the external auditors which are reasonably related with the performance of the audit or review of the Corporation’s financial statements are described in the following table:

Nature of services (in CAN$)	2015	2014	2013
Special work	49,560	46,337	27,403

Taxation Fees

The aggregate fees billed for each of the last three financial years for the professional services provided by the external auditors with regards to tax compliance, tax advice and tax planning are described in the following table:

Nature of services (in CAN$)	2015	2014	2013
Review quarterly estimate	7,025	11,625	10,125
Planning and tax advice	3,288	5,750	6,400
Preparation of tax returns	15,750	13,125	12,955

All Other Fees

The aggregate fees billed for each of the last three financial years for the products and services provided by the external auditors, other than the services previously stated, are described in the following table:

Nature of services (in CAN$)	2015	2014	2013
Other consultations	614	869	997

100% of all Audit Related Fees, Tax Fees and All Other Fees reported above were approved by the Corporation’s Audit Committee.

ITEM 16.D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

The Corporation did not rely on any exemption from the listing standards for audit committees.

ITEM 16.E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The Corporation had no share repurchase program in effect in 2015.

ITEM 16.F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16.G.	CORPORATE GOVERNANCE

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

Audited Consolidated Financial Statements

Independent Auditor’s report of registered public accounting firm dated February 19, 2016 on Internal Control over financial reporting and on the Consolidated Statement of Financial Position as at December 31, 2015 and 2014, Consolidated Income Statement, Consolidated Statement of Comprehensive Income, Consolidated Statements of Changes in Equity, and Consolidated Statement of Cash Flows for the years ended December 31, 2015, 2014 and 2013, and a summary of significant accounting policies, and other explanatory information.

ITEM 19.	EXHIBITS

Exhibit
No.	Exhibit

1.1	Articles of the Corporation, including all amendments thereto(1)
1.2	By-Laws of the Corporation, including all amendments thereto(2)
1.3	New By-Laws No. 2012-1 adopted by the shareholders at the Annual Meeting on May 10, 2012(3)
2.1	Shareholder Rights Plan(4)
2.2	Amended and Restated Shareholders’ Rights Plan(5)
4.1	Acquisition Agreement and Amalgamation Agreement (Acquisition of Louvem Mines Inc.)(5)
4.2	Omnibus Long-Term Incentive Plan adopted by the shareholders at the Annual Meeting on May 10, 2012(6)
4.3	Private Financing: Fonds de solidarité des travailleurs du Québec (F.T.Q.); Fonds régional de solidarité Abitibi-Témiscamingue, société en commandite(7)
4.4	Private Financing: Robert Buchan; Fraser Buchan; Jennifer Buchan(7)
4.5	Private Financing: Non-brokered private placement with four institutional funds(8)
4.6	Prospectus Financing(9)
4.7	Prospectus Financing(10)
4.8	Agreement of Purchase and Sale dated October 15, 2013 between Prodigy Gold Inc. (“Argonaut”) and Richmont Mines Inc. (“Richmont”)(11)
4.9	Amending Agreement of Purchase and Sale dated June 6, 2014 between Prodigy Gold Inc. (“Argonaut”) and Richmont Mines Inc. (“Richmont”)(12)
4.10	Purchase and Sale Agreement dated August 1, 2014 between Richmont Mines Inc. (“Purchaser”) and Host’s Gold Incorporated (“Vendor”); and Royalty Agreement dated August 1, 2014 between Richmont Mines Inc. (“Grantor”) and Host’s Gold Incorporated (“Payee”)(13)
8.1	List of Subsidiaries †
12.1	Rule 13a-14(a)/15d-14(a) Certifications †
13.1	Certification of periodic financial report pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350 †

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

(10)

Incorporated by reference to the identically numbered Exhibit to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2014 filed with the Securities and Exchange Commission on April 27, 2015.

(11)

Incorporated by reference to the identically numbered Exhibit to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2014 filed with the Securities and Exchange Commission on April 27, 2015.

(12)

Incorporated by reference to the identically numbered Exhibit to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2014 filed with the Securities and Exchange Commission on April 27, 2015.

(13)

Incorporated by reference to the identically numbered Exhibit to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2014 filed with the Securities and Exchange Commission on April 27, 2015.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

RICHMONT MINES INC.
Registrant

Dated: April 19, 2016	By:	(/s/) Nicole Veilleux
Nicole Veilleux
Vice-President, Finance

0

Consolidated Financial Statements of

RICHMONT MINES INC.

Years ended December 31, 2015 and 2014

INDEPENDENT AUDITOR’S REPORT OF REGISTERED PUBLIC
ACCOUNTING FIRM

To the shareholders of Richmont Mines Inc.

We have completed integrated audits of Richmont Mines Inc.’s 2015, 2014 and 2013 consolidated financial statements and of its internal control over financial reporting as at December 31, 2015. Our opinions, based on our audits, are presented below.

Report on the consolidated financial statements

We have audited the accompanying consolidated financial statements of Richmont Mines Inc., which comprise the consolidated statements of financial position as at December 31, 2015 and 2014 and the consolidated income statements, the consolidated statements of comprehensive income, the consolidated statements of changes in equity and the consolidated statements of cash flows for each of the years in the three-year period ended December 31, 2015, and a summary of significant accounting policies and other explanatory information.

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

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Richmont Mines Inc. as at December 31, 2015 and 2014 and its financial performance and its cash flows for each of the years in the three-year period ended December 31, 2015 in accordance with International Financial Reporting Standards as established by the International Accounting Standards Board.

Report on internal control over financial reporting

We have also audited Richmont Mines Inc. internal control over financial reporting as at December 31, 2015, based on the criteria established in “2013 Internal Control—Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission(COSO).

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

Opinion

In our opinion, Richmont Mines Inc. maintained, in all material respects, effective internal control over financial reporting as at December 31, 2015, based on the criteria established in “2013 Internal Control—Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

1

Montreal (Canada)

February 19, 2016

1 CPA auditor, CA public accountancy permit no. A105359

RICHMONT MINES INC.
Consolidated Financial Statements
Years ended December 31, 2015 and 2014

Consolidated Financial Statements

CONSOLIDATED INCOME STATEMENT
Years ended December 31 (in thousands of Canadian dollars)

	2015	2014	2013
	$	$	$

CONTINUING OPERATIONS
Revenues (note 3)	143,733	132,196	90,213
Cost of sales (note 4)	118,334	111,898	85,832

GROSS PROFIT	25,399	20,298	4,381

OTHER EXPENSES (REVENUES)
Exploration and project evaluation (note 5)	7,435	3,772	7,875
Administration (note 6)	9,809	7,627	7,514
Loss (gain) on disposal of long-term assets (note 8)	(102)	639	105
Changes in asset retirement obligations at closed sites (note 19)	814	-	-
Impairment loss on W Zone Mine (note 17.1)	-	-	13,472
Other expenses	1,693	-	-
Other revenues (note 9)	(2,130)	(102)	(154)

	17,519	11,936	28,812

OPERATING EARNINGS (LOSS)	7,880	8,362	(24,431)

Financial expenses (note 10)	82	111	1,263
Financial revenues (note 11)	(787)	(436)	(526)

EARNINGS (LOSS) BEFORE MINING AND INCOME TAXES	8,585	8,687	(25,168)

MINING AND INCOME TAXES (note 12)	1,797	505	7,994

NET EARNINGS (LOSS) FROM CONTINUING OPERATIONS	6,788	8,182	(33,162)

NET LOSS FROM DISCONTINUED OPERATION (note 13)	-	-	(1,098)

NET EARNINGS (LOSS)	6,788	8,182	(34,260)

EARNINGS (LOSS) PER SHARE (note 14)
Basic earnings (loss) per share
Earnings (loss) from continuing operations	0.12	0.18	(0.84)
Loss from discontinued operation	-	-	(0.03)

Basic net earnings (loss)	0.12	0.18	(0.87)

Diluted earnings (loss) per share
Earnings (loss) from continuing operations	0.12	0.18	(0.84)
Loss from discontinued operation	-	-	(0.03)

Diluted net earnings (loss)	0.12	0.18	(0.87)

BASIC WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING (in thousands)	56,936	45,261	39,594

DILUTED WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING (in thousands)	57,697	45,700	39,594

The accompanying notes are an integral part of the consolidated financial statements.

RICHMONT MINES INC.	FINANCIAL STATEMENTS | Page 1

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
Years ended December 31 (in thousands of Canadian dollars)

	2015	2014	2013
	$	$	$

NET EARNINGS (LOSS)	6,788	8,182	(34,260)

OTHER COMPREHENSIVE LOSS, NET OF TAXES
ITEMS THAT WILL BE RECLASSIFIED SUBSEQUENTLY TO NET EARNINGS (LOSS)
Fair value variation on available-for-sale financial assets	-	-	(18)
Realized gain on sale of available-for-sale financial assets transferred to net earnings	-	-	(12)

OTHER COMPREHENSIVE LOSS, NET OF TAXES	-	-	(30)

TOTAL COMPREHENSIVE INCOME (LOSS)	6,788	8,182	(34,290)

The accompanying notes are an integral part of the consolidated financial statements.

RICHMONT MINES INC.	FINANCIAL STATEMENTS | Page 2

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
Year ended December 31, 2015 (in thousands of Canadian dollars)

		Contributed
	Share capital	surplus	Deficit	Total equity
	$	$	$	$

BALANCE AT DECEMBER 31, 2014	144,535	12,342	(48,920)	107,957

Issue of shares
Common	38,500	-	-	38,500
Exercise of share options	1,088	(343)	-	745

Common shares issue costs	(2,411)	-	-	(2,411)

Share-based compensation	-	2,023	-	2,023

Transactions with Richmont Mines shareholders	37,177	1,680	-	38,857

Net earnings and total comprehensive income	-	-	6,788	6,788

BALANCE AT DECEMBER 31, 2015	181,712	14,022	(42,132)	153,602

The accompanying notes are an integral part of the consolidated financial statements.

RICHMONT MINES INC.	FINANCIAL STATEMENTS | Page 3

CONSOLIDATED SATEMENT OF CHANGES IN EQUITY
Year ended December 31, 2014 (in thousands of Canadian dollars)

		Contributed
	Share capital	surplus	Deficit	Total equity
	$	$	$	$

BALANCE AT DECEMBER 31, 2013	132,202	11,253	(57,102)	86,353

Issue of shares
Common	11,673	-	-	11,673
Exercise of share options	1,594	(505)	-	1,089

Common shares issue costs	(934)	-	-	(934)

Share-based compensation	-	1,594	-	1,594

Transactions with Richmont Mines shareholders	12,333	1,089	-	13,422

Net earnings and total comprehensive income	-	-	8,182	8,182

BALANCE AT DECEMBER 31, 2014	144,535	12,342	(48,920)	107,957

The accompanying notes are an integral part of the consolidated financial statements.

RICHMONT MINES INC.	FINANCIAL STATEMENTS | Page 4

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
Year ended December 31, 2013 (in thousands of Canadian dollars)

				Available-for-
		Contributed		sale financial
	Share capital	surplus	Deficit	assets	Total equity
	$	$	$	$	$

BALANCE AT DECEMBER 31, 2012	132,113	9,062	(22,842)	30	118,363

Issue of shares
Exercise of share options	89	(27)	-	-	62

Issue of warrants	-	439	-	-	439

Share-based compensation	-	1,779	-	-	1,779

Transactions with Richmont Mines shareholders	89	2,191	-	-	2,280

Net loss	-	-	(34,260)	-	(34,260)

Other comprehensive loss, net of taxes
Items that will be reclassified subsequently to net earnings (loss)
Fair value variation on available-for-sale financial assets	-	-	-	(18)	(18)
Realized gain on sale of available-for-sale financial assets transferred to net earnings	-	-	-	(12)	(12)

Total comprehensive loss	-	-	(34,260)	(30)	(34,290)

BALANCE AT DECEMBER 31, 2013	132,202	11,253	(57,102)	-	86,353

The accompanying notes are an integral part of the consolidated financial statements.

RICHMONT MINES INC.	FINANCIAL STATEMENTS | Page 5

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
December 31 (in thousands of Canadian dollars)

	December 31,	December 31,
	2015	2014
	$	$

ASSETS

CURRENT ASSETS
Cash	61,028	35,273
Guaranteed investment certificate, 0.9%, maturing in February 2015	-	474
Receivables (note 15)	5,111	3,139
Income and mining tax assets	2,091	1,558
Exploration tax credits receivable	1,965	5,300
Inventories (note 16)	11,285	13,814

	81,480	59,558

RESTRICTED DEPOSITS (note 19 d)	831	1,016

PROPERTY, PLANT AND EQUIPMENT (note 17)	124,741	88,197

TOTAL ASSETS	207,052	148,771

LIABILITIES

CURRENT LIABILITIES
Payables, accruals and provisions	28,907	19,487
Income and mining taxes payable	1,909	3,241
Current portion of long-term debt (note 18)	3,064	1,799
Current portion of asset retirement obligations (note 19 c)	260	194

	34,140	24,721

LONG-TERM DEBT (note 18)	7,264	5,724

ASSET RETIREMENT OBLIGATIONS (note 19 c)	9,621	8,043

DEFERRED INCOME AND MINING TAX LIABILITIES (note 12)	2,425	2,326

TOTAL LIABILITIES	53,450	40,814

EQUITY
Share capital (note 20)	181,712	144,535
Contributed surplus	14,022	12,342
Deficit	(42,132)	(48,920)

TOTAL EQUITY	153,602	107,957

TOTAL LIABILITIES AND EQUITY	207,052	148,771

Commitments and subsequent event (note 23)

The accompanying notes are an integral part of the consolidated financial statements.

On behalf of the Board:

/s/ Renaud Adams	/s/ Michael Pesner
Renaud Adams	Michael Pesner
Director	Director

RICHMONT MINES INC.	FINANCIAL STATEMENTS | Page 6

CONSOLIDATED STATEMENT OF CASH FLOWS
Years ended December 31 (in thousands of Canadian dollars)

	2015	2014	2013
	$	$	$

OPERATING ACTIVITIES
Net earnings (loss)	6,788	8,182	(34,260)
Adjustments for:
Depreciation and depletion	24,198	21,808	14,674
Impairment loss on W Zone Mine’s assets	-	-	13,472
Adjustment to estimated recoverable value of remaining Francoeur Mine’s assets	-	-	867
Income and mining taxes received (paid)	(1,123)	1,304	(1,541)
Interest revenues	(686)	(409)	(409)
Interest expenses on long-term debt	191	161	66
Share-based compensation	2,258	2,008	2,521
Share-based compensation settled in cash	-	(60)	(725)
Adjustment to closure allowance	24	(60)	-
Changes in asset retirement obligations at closed sites	814	-	-
Accretion expense – asset retirement obligations	81	111	81
Financing expenses	-	-	1,165
Loss (gain) on disposal of long-term assets	(102)	639	193
Gain on disposal of shares of publicly-traded companies	-	-	(12)
Mining and income taxes	1,797	505	7,994

	34,240	34,189	4,086

Net change in non-cash working capital items (note 21)	8,124	(6,910)	(630)

Cash flows from operating activities	42,364	27,279	3,456

INVESTING ACTIVITIES
Disposition of shares of publicly-traded companies	-	-	12
Interest received	683	390	420
Restricted deposits	185	(704)	(2,737)
Guaranteed investment certificate	474	2,650	-
Property, plant and equipment – Island Gold Mine	(48,938)	(20,168)	(27,770)
Property, plant and equipment – Beaufor Mine	(1,390)	(1,623)	(980)
Property, plant and equipment – W Zone Mine	-	(234)	(3,779)
Property, plant and equipment – Monique Mine	-	(21)	(8,358)
Property, plant and equipment – Other	(1,770)	(1,006)	(1,001)
Disposition of property, plant and equipment	201	390	869

Cash flows used in investing activities	(50,555)	(20,326)	(43,324)

FINANCING ACTIVITIES
Payment of royalty payments payable	(1,000)	-	-
Payments of asset retirement obligations	(157)	(74)	-
Issue of common shares	39,245	12,762	62
Common shares issue costs	(2,411)	(934)	-
Interest paid	(191)	(160)	(66)
Financing expenses	-	-	(727)
Payments of finance lease obligations	(1,540)	(825)	(1,660)

Cash flows from (used in) financing activities	33,946	10,769	(2,391)

Net change in cash	25,755	17,722	(42,259)

Cash, beginning of year	35,273	17,551	59,810

Cash, end of year	61,028	35,273	17,551

The accompanying notes are an integral part of the consolidated financial statements.

RICHMONT MINES INC.	FINANCIAL STATEMENTS | Page 7

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2015, 2014 and 2013 (in thousands of Canadian dollars)

1.	General information and compliance with IFRS

Richmont Mines Inc. (the “Corporation“), is incorporated under the Business Corporations Act (Quebec) and is engaged in mining, exploration and development of mining properties, principally gold.

The consolidated financial statements have been prepared by the Corporation’s management in accordance with International Financial Reporting Standards (“IFRS”) that are in effect at December 31, 2015, as established by the International Accounting Standards Board.

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

RICHMONT MINES INC.	FINANCIAL STATEMENTS | Page 8

IFRS 16 – Leases (IFRS 16)

In January 2016, the IASB published IFRS 16 which replaces IAS 17 Leases. IFRS 16 eliminates the classification as an operating lease and requires lessees to recognize a right-of-use asset and a lease liability in the statement of financial position for all lease with exemptions permitted for short-term leases and leases of low value assets. In addition, IFRS 16: changes the definition of a lease; sets requirements on how to account for the asset and liability, including complexities such as non-lease elements, variable lease payments and options periods; changes the accounting for sale and leaseback arrangements; largely retains IAS 17’s approach to lessor accounting and introduces new disclosure requirements. IFRS 16 is effective for annual reporting periods beginning on or after January 1, 2019 with early application permitted in certain circumstances. The Corporation has yet to assess the impact of this new standard on its consolidated financial statements.

2.4.	Basis of consolidation

The consolidated financial statements consolidate those of the parent company and all of its subsidiaries as at December 31, 2015. The parent controls a subsidiary if it is exposed, or has rights, to variable returns from its involvement with the subsidiary and has the ability to affect those returns through its power over the subsidiary. The Corporation’s subsidiaries are all 100% owned by the parent company. The financial year end of all subsidiaries is December 31.

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

Details of the Corporation’s subsidiaries at December 31, 2015, are as follows:

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

RICHMONT MINES INC.	FINANCIAL STATEMENTS | Page 9

2.6.	Revenue recognition

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Corporation and the revenue can be reliably measured. Revenue is measured at fair value of the consideration received or receivable, excluding taxes.

Revenues include precious metals revenue and other revenues include milling revenue.
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

RICHMONT MINES INC.	FINANCIAL STATEMENTS | Page 10

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

Exploration and project evaluation expenditures are not capitalized. Capitalization of expenditures begins when management and the Board of Directors have determined that a project has demonstrated a potential for development and an economic analysis which will be presented to, and formally approved by the Board of Directors, demonstrates the commercial viability and economic benefits of the project. There can be two different types of economic analysis that can be produced and relied upon, which indicate whether development of a property is economically feasible:

  One type is in the form of preliminary economic analysis showing the profitability of the project based on Measured or Indicated Resources;

  The second type is in the form of a pre-feasibility study or a feasibility study, which is a more detailed analysis, where the margin of error is lower. To the extent that pre-feasibility study or the feasibility study has a positive outcome, then resources are converted to reserves. This type of analysis details all costs required for the development of the project as well as production costs. When required, third party bids for part of the project are also provided.

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

RICHMONT MINES INC.	FINANCIAL STATEMENTS | Page 11

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

RICHMONT MINES INC.	FINANCIAL STATEMENTS | Page 12

2.12.	Cash and cash equivalents

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

RICHMONT MINES INC.	FINANCIAL STATEMENTS | Page 13

Depletion of mining sites in production
Property, plant and equipment of mining sites in production are depleted according to the units-of-production method to write down the cost to estimated residual value. For mines other than Island Gold, the depletion rate is calculated in accordance with the number of ounces of gold sold using proven and probable reserves. The estimated period of depletion is determined according to the reserves of each mining site in production. During the year ended December 31, 2015, for the Island Gold Mine, in order to better reflect the estimated period during which this mine will remain in production, the Corporation started to account for depletion considering the development costs incurred to develop the lower levels of the mine and also changed the depletion estimation methodology for the remaining development and other capitalized costs of the mine. The depletion rate of the Island Gold Mine is now calculated in accordance with the number of ounces of gold sold using proven and probable reserves and a portion of measured and indicated resources. The depletion calculation also takes into account future developments and equipment costs necessary to access these reserves and resources. This change in methodology is considered a change in estimate and has been accounted for prospectively from January 1, 2015. The effect of this change in estimate was a decrease of the depletion expense by $1.9 million for the year ended December 31, 2015. As at December 31, 2015, it is impracticable for the Corporation to determine the impact of this change in accounting estimate on future periods.

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

  Leasehold improvements: 5 years

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

RICHMONT MINES INC.	FINANCIAL STATEMENTS | Page 14

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

The provision is reviewed annually to reflect changes in the estimated outflow of resources as a result of changes in obligations or legislation, changes in the current market-based discount rate or an increase that reflects the passage of time. The accretion expense is recognized in net earnings as a finance expense as incurred. For operating sites, the cost of the related asset is adjusted to reflect changes (other than accretion) in the reporting period. For properties where mining activities have ceased, changes are charged directly to earnings.

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

RICHMONT MINES INC.	FINANCIAL STATEMENTS | Page 15

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

A financial liability is derecognized when it is extinguished, discharged, cancelled or when it expires.

Financial assets and financial liabilities are measured subsequently as described below.

RICHMONT MINES INC.	FINANCIAL STATEMENTS | Page 16

Financial assets

For the purpose of subsequent measurement, financial assets of the Corporation are classified into the following categories upon initial recognition:

  loans and receivables;

  available-for-sale financial assets.

The category determines subsequent measurement and whether any resulting income and expense is recognized in net earnings or in other comprehensive income.

All financial assets are subject to review for impairment at least at each reporting date. Financial assets are impaired when there is any objective evidence that a financial asset or a group of financial assets is impaired. Different criteria to determine impairment are applied for each category of financial assets, which are described below.

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

Available-for-sale financial assets
Available-for-sale financial assets are non-derivative financial assets that are either designated to this category or do not qualify for inclusion in any of the other categories of financial assets. As at December 31, 2015 and 2014 the Corporation has no financial assets in this category.

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

RICHMONT MINES INC.	FINANCIAL STATEMENTS | Page 17

Critical accounting estimates and assumptions

Basis of depletion of mining sites in production
Property, plant and equipment of mining sites in production are depleted according to the units-of-production method to write down the cost to residual value. Management estimates the residual value of property, plant and equipment based on the estimated fair value as of the financial position date. For these assets, the depletion rate is calculated based on the number of ounces of gold sold in proportion to the number of ounces in proven and probable reserves and, for Island Gold Mine, a portion of measured and indicated resources.

The Corporation estimates its reserves and resources using information compiled by qualified persons who work for the Corporation. This information relates to geological data on the size, depth and shape of the deposit and requires geological assessments to interpret the data. The assessment of proven and probable reserves and measured and indicated resources is based on factors such as the estimated exchange rate, price of metals, capital investments required and production costs stemming from geological assumptions based on the size and grade of the deposit. Changes in proven and probable reserves and measured and indicated resources could have an impact on the net carrying amount of property, plant and equipment, asset retirement obligations, recognition of deferred tax assets and amortization, depreciation and depletion expenses.

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

In the process of measuring expected future cash flows, management makes assumptions about future operating results, such as future metal production (proven and probable reserves and, for Island Gold Mine, a portion of measured and indicated resources), estimated future metal prices, operating costs, capital and site restoration expenses and estimated future foreign exchange rates. These assumptions relate to future events and circumstances. Actual results may differ from estimated results.

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

RICHMONT MINES INC.	FINANCIAL STATEMENTS | Page 18

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

3.	Revenues

Revenues include revenue from gold sales and silver sales.

RICHMONT MINES INC.	FINANCIAL STATEMENTS | Page 19

4.	Cost of sales

The cost of sales includes the following items:

	2015	2014	2013
	$	$	$

Operating costs	92,719	87,984	69,688
Royalties	1,953	2,335	1,910
Depreciation and depletion	23,662	21,579	14,234
	118,334	111,898	85,832

5.	Exploration and project evaluation

The exploration and project evaluation expenses were incurred for the following mines and properties:

	2015	2014	2013
	$	$	$

Beaufor Mine	2,679	1,733	1,929
Island Gold Mine	4,600	771	4,532
Wasamac property	94	169	1,102
Monique Mine	-	2	221
Other properties	32	154	347
Project evaluation	521	357	474

Exploration and project evaluation before depreciation and exploration tax credits	7,926	3,186	8,605

Depreciation	41	71	229
Exploration tax credits, including adjustments[1]	(532)	515	(959)

	7,435	3,772	7,875
[1]

In 2012, the Corporation received a draft assessment from the Quebec tax authorities, who were not allowing the Corporation to claim certain exploration tax credits for years 2009 to 2011, and an amount of $4,141 initially recorded as exploration tax credits receivable was then reversed and reflected as an increase to property, plant and equipment. In the first quarter of 2014, the Corporation received the final notice of reassessment and settled the financial reporting for this contingency by recording a further $302 reduction of the exploration tax credits and an interest expense of $210, included in « administration ».

In the first quarter of 2015, the Corporation received the final notice of reassessment from the Quebec tax authorities, who were not allowing the Corporation to claim certain exploration tax credits for the year 2012. Consequently, the Corporation recorded a $350 reduction of the exploration tax credits.

6.	Administration

The administration expenses include the following items:

	2015	2014	2013
	$	$	$

Salaries, director’ fees and related benefits	3,678	2,484	3,320
Severance compensation to Executives and other employees	902	1,269[1]	269
Share-based compensation	2,081	1,506	1,887
Consultants	1,203	851	1,176
Depreciation	151	158	211
Miscellaneous	1,794	1,359	651

	9,809	7,627	7,514
[1]

Severance compensation is related to the departure of the President and Chief Executive Officer and the Executive Vice-President and Chief Financial Officer and comprises $945 of cash severance and $324 of share-based compensation expense.

RICHMONT MINES INC.	FINANCIAL STATEMENTS | Page 20

7.	Employees and directors remuneration

7.1.	Employees and directors remuneration

Expenses recognised for employees and directors remuneration are presented below:

	2015	2014	2013
	$	$	$

Salaries and related benefits	45,902	40,432	44,497
Severance compensation	902	1,050	700
Directors’ fees and related benefits	463	515	563
Share-based compensation	2,258	2,008	2,521
Defined contribution plans	1,240	1,085	1,220
State plans	1,125	1,115	1,282

	51,890	46,205	50,783

Less: salaries capitalized in property, plant and equipment	5,767	5,297	8,680

	46,123	40,908	42,103

7.2.	Share-based compensation

a)

In effect since May 2012, the Corporation’s long-term incentive plan (the “New Plan”) permits the granting of options, restricted share units (“RSUs”), share appreciation rights (“SARs”) and retention awards (“Retention Awards”) to directors, officers, other employees, consultants and service providers providing ongoing services to the Corporation.

The exercise price of each option granted is the market price of the Corporation’s stock on the Toronto Stock Exchange, on the day prior to the grant. Currently the policy of the Corporation is to issue options that vest one third one year after the grant date, one third on the second anniversary of the grant date, and one third at the third anniversary of the grant date and expire five years after the date of grant. In previous years, options vested as above or in tranches of 20% beginning one year after the grant date, thereafter vesting cumulatively on every anniversary date over a length of four years, and expire six years after the date of grant; or options that vested 20% on the grant date and vest cumulatively thereafter on every anniversary date over a length of four years, and expire five years after the date of grant; or options that vested on August 8, 2016 and expire five years after the date of grant; or options that vest 100% on the grant date and expire five years after the date of grant.

RICHMONT MINES INC.	FINANCIAL STATEMENTS | Page 21

A summary of the status of options outstanding under the Corporation’s New Plan and changes during the years 2015, 2014 and 2013 is presented below:

		2015		2014		2013
		Weighted		Weighted		Weighted
	Number	average	Number	average	Number	average
	of options	exercise	of options	exercise	of options	exercise
	(in thousands)	price	(in thousands)	price	(in thousands)	price
		$		$		$

Options outstanding,
beginning of year	2,345	3.14	2,505	2.64	900	5.05
Granted	403	3.90	879	3.38	1,639	1.30
Exercised	(439)	1.70	(605)	1.65	-	-
Forfeited	(169)	2.76	(434)	2.84	(34)	3.54

Options
outstanding,
end of year	2,140	3.61	2,345	3.14	2,505	2.64

Exercisable options,
end of year	849	3.78	876	2.87	854	2.36

The following table summarizes information about the options issued under the Corporation’s New Plan at December 31, 2015:

	Options outstanding at			Exercisable options at
	December 31, 2015			December 31, 2015
		Weighted
Exercise		average	Weighted		Weighted
price	Number of	remaining	average	Number of	average
	options	contractual life	exercise price	options	exercise price
	(in thousands)	(years)	$	(in thousands)	$

$1.08 to $1.29	397	2.9	1.15	132	1.08
$2.19 to $2.34	94	3.6	2.31	34	2.30
$2.51 to $3.31	330	3.5	2.94	201	2.75
$3.73 to $4.36	967	3.8	3.89	271	3.87
$6.57	352	2.4	6.57	211	6.57

	2,140	3.4	3.61	849	3.78

The weighted average market share price at the date of exercise was $3.97 in 2015 ($2.88 in 2014).

During the year ended December 31, 2015, the Corporation granted 16,200 restricted share units (186,900 in 2014) at a weighted average price of $4.08 per share ($3.73 per share in 2014) and 9,700 restricted share units were forfeited at a weighted average price of $3.73 per share. Each restricted share unit is equal in value to one common share of the Corporation at the date of grant. The fair value is amortized over the vesting period of three years. The number of restricted share units outstanding as at December 31, 2015, totaled 193,400 units. Two types of restricted share units are issued: (1) restricted share units that vest in thirds one year after the grant date, then vest cumulatively thereafter on every anniversary date over a total length of three years, (2) restricted share units that fully vest at the earliest of three years after the grant date or upon the Director leaving the Board.

RICHMONT MINES INC.	FINANCIAL STATEMENTS | Page 22

b)

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

A summary of the status, in 2015, 2014 and 2013, of the options outstanding under the Corporation’s Initial Plan, and changes during the years then ended, is presented below:

		2015		2014		2013
		Weighted		Weighted		Weighted
	Number	average	Number	average	Number	average
	of options	exercise	of options	exercise	of options	exercise
	(in thousands)	price	(in thousands)	price	(in thousands)	price
		$		$		$

Options outstanding,
beginning of year	567	7.62	935	6.93	1,378	6.44
Exercised	-	-	(25)	3.55	(30)	2.07
Forfeited	(50)	10.87	(193)	7.76	(312)	6.76
Expired	(457)	6.89	(150)	3.79	(101)	2.24

Options
outstanding,
end of year	60	10.53	567	7.62	935	6.93

Exercisable options,
end of year	60	10.53	444	6.60	629	5.71

The following table summarizes information about the options issued under the Corporation’s Initial Plan at December 31, 2015:

				Exercisable options at
	Options outstanding at December 31, 2015			December 31, 2015

Exercise		Weighted
price		average	Weighted		Weighted
	Number	remaining	average	Number	average
	of options	contractual	exercise price	of options	exercise price
	(in thousands)	life (years)	$	(in thousands)	$

$6.86	12	0.5	6.86	12	6.86
$10.87 to $12.03	48	0.9	11.45	48	11.45

	60	0.8	10.53	60	10.53

The weighted average market share price at the date of exercise was $3.69 in 2014 and $3.25 in 2013.

c)

In March 2012, the Corporation signed agreements with several employees considered as key personnel. These agreements incorporate a retention payment (“Retention Awards”) provided certain conditions are met by the employee, most notably that the employee continues his or her employment with the Corporation until March 2017. These retention payments would be payable in 2017 in either of the Corporation’s common shares or cash, at the discretion of the employee, with the number of common shares to be determined by the current value of the common shares at the time of payment. As at December 31, 2015, the total amount that could be paid as Retention Awards under these agreements is 1.75 million dollars (2.0 million dollars in 2014, 2.25 million dollars in 2013). The cost recorded in 2015 is $235 ($456 in 2014, $742 in 2013) and the liability to this effect amounts to $1,234 as at December 31, 2015 ($982 in 2014, $711 in 2013), which corresponds to the best estimate of the amount to be paid relating to the Retention Awards, based on estimated forfeitures and a 1.3% discount rate.

RICHMONT MINES INC.	FINANCIAL STATEMENTS | Page 23

d)

In addition, 800,000 inducement options were granted on October 16, 2014 to the incoming CEO. In compliance with TSX rules, these are considered outside of the Corporation’s plan. These options vested in thirds on December 1st, 2015, and thereafter on December 1st 2016 and 2017, and expire five years after the date of grant. These options have an exercise price of $2.46. As at December 31, 2015, all options are outstanding and 266,666 are exercisable.

e)	During 2015, the Corporation granted 403,000 share options to directors, officers and employees (1,679,100 in 2014 and 1,639,000 in 2013).

The weighted average fair value of these share options at the grant date, calculated using the Black-Scholes option pricing model was $1.81 ($1.45 in 2014 and $0.58 in 2013).

The compensation costs were calculated using the Black-Scholes option pricing model with the following assumptions:

	2015	2014	2013

Exercise price	$3.90	$2.99	$1.34
Share price	$3.90	$2.99	$1.34
Risk-free interest rate	0.7%	1.4%	1.5%
Expected life	3.7 years	3.9 years	3.8 years
Expected volatility	61%	63%	56%
Expected dividend yield	0.0%	0.0%	0.0%

The expected underlying volatility was based on the historical data of the Corporation’s shares over a period equivalent to the expected average life of the options.

The Corporation may grant rights to acquire shares totalling up to 10% of the total issued and outstanding common shares of the Corporation at the time of the granting. Options issued outside of plans are not accounted for in this calculation. As of December 31, 2015, a total of 3,634,366 options could still be issued.

8.	Loss (gain) on disposal of long-term assets

The loss (gain) on disposal of long-term assets includes the following items:

	2015	2014	2013
	$	$	$

Exploration mining assets	-	493	-
Mining equipment	(102)	146	105

	(102)	639	105

9.	Other revenues

Other revenues include, among others, custom milling, revenues from the sale of scrap material and rental revenue.

RICHMONT MINES INC.	FINANCIAL STATEMENTS | Page 24

10.	Financial expenses

The financial expenses consist of the following items:

	2015	2014	2013
	$	$	$

Accretion expense – asset retirement obligations	82	111	81
Interest on finance lease obligations[1]	-	-	17
Financing expenses (note 20 b)	-	-	1,165

	82	111	1,263
[1]

The interest on operating mine finance lease obligations is included in operating costs and amounted to $191 in 2015 (in 2014, $161 was included in operating costs and in 2013, $14 was recorded as property, plant and equipment and a financial expense of $52 was included in operating costs).

11.	Financial revenues

The financial revenues consist of the following items:

	2015	2014	2013
	$	$	$

Interest on cash and cash equivalents	686	409	405
Gain on disposal of shares of publicly-traded companies	-	-	12
Foreign exchange gain	101	27	109

	787	436	526

12.	Mining and income taxes

Income taxes

Mining and income tax expense consists of:

	2015	2014	2013
	$	$	$

Current taxes	1,698	78	785
Deferred taxes	99	427	7,209

	1,797	505	7,994

RICHMONT MINES INC.	FINANCIAL STATEMENTS | Page 25

The income tax expense attributable to earnings from continuing operations differs from the amounts computed by applying the combined federal and provincial income tax rate of 26.68% (26.71% in 2014 and 26.71% in 2013) to earnings before mining and income taxes as a result of the following:

	2015	2014	2013
	$	$	$

Earnings (loss) before mining and income taxes	8,585	8,687	(25,168)

Tax expense (recovery) at combined statutory rate	2,290	2,320	(6,722)
Increase (decrease) in mining and income taxes resulting from:
Resource allowance deduction	(408)	(354)	(104)
Deductible mining taxes	716	(130)	58
Recording of deferred income tax assets unrecognized previously	(829)	(2,877)	-
Impact of the change in tax rates	(109)	1,418	410
Adjustment of previously deferred taxes	(1,217)	(327)	311
Non deductible expenses	554	492	608
Deferred income tax assets unrecognized on temporary differences during the year	-	71	13,705
Other	(35)	12	3

Income taxes	962	625	8,269
Mining tax	835	(120)	(275)

Total mining and income tax expense	1,797	505	7,994

During the year ended in 2014 and 2015, the Corporation amended prior years’ mining tax returns following the refusal by the Quebec tax authorities to allow the payment of credits relating to resources which had been previously claimed. The amendments to tax attributes results in the Corporation now claiming the payment of $2.1 million for credits on duties refundable for losses for prior years under the Mining Tax Act (Quebec). The calculation of the Corporation’s credits is subject to review by government authorities that may disallow certain expenditures based on their interpretation of tax legislation and regulations and the tax treatment of such expenditures cannot be finally determined until notices of assessment and payments have been received. The Corporation decided to take a conservative approach and to account for only a portion of the claimed amounts as income and mining tax assets.

Differences arising between the actual results following final resolution of some of these claims and the assumptions made could necessitate adjustments to the credit on duties refundable for losses and income tax expenses in future periods.

	Balance		Balance
			December
	January 1,	Recognized	31,
	2015	in net income	2015
	$	$	$

Deferred income and mining taxes assets (liabilities)
Property, plant and equipment – creditor	(2,521)	(133)	(2,654)
Property, plant and equipment – debtor	259	(1)	258
Asset retirement obligations	176	24	200
Exploration credits	(265)	1	(264)
Severance pay	25	10	35

	(2,326)	(99)	(2,425)

Presented in the consolidated statement of financial position:
Deferred income and mining tax assets			-
Deferred income and mining tax liabilities			(2,425)

RICHMONT MINES INC.	FINANCIAL STATEMENTS | Page 26

	Balance		Balance
	January 1,	Recognized	December 31,
	2014	in net income	2014
	$	$	$

Deferred income and mining taxes assets (liabilities)
Property, plant and equipment - creditor	(2,088)	(433)	(2,521)
Property, plant and equipment - debtor	263	(4)	259
Asset retirement obligations	188	(12)	176
Exploration credits	(274)	9	(265)
Severance pay	12	13	25

	(1,899)	(427)	(2,326)

Presented in the consolidated statement of financial position:
Deferred income and mining tax assets			-
Deferred income and mining tax liabilities			(2,326)

Deferred tax assets and liabilities

The following differences between the carrying amounts and tax bases from timing differences, unused tax losses and unused tax credits give rise to the following recognized deferred tax assets and liabilities:

	December 31, 2015
	Deferred tax	Deferred tax
	assets	liabilities	Net

Recognized deferred tax assets and liabilities
Property, plant and equipment	258	(2,654)	(2,396)
Asset retirement obligations	200	-	200
Exploration credits	-	(264)	(264)
Severance pay	35	-	35

Recognized deferred tax assets and liabilities	493	(2,918)	(2,425)

	December 31, 2014
	Deferred tax	Deferred tax
	assets	liabilities	Net

Recognized deferred tax assets and liabilities
Property, plant and equipment	259	(2,521)	(2,262)
Asset retirement obligations	176	-	176
Exploration credits	-	(265)	(265)
Severance pay	25	-	25

Recognized deferred tax assets and liabilities	460	(2,786)	(2,326)

RICHMONT MINES INC.	FINANCIAL STATEMENTS | Page 27

The Corporation has the following timing differences:

	December 31, 2015
			Quebec
			Mining
	Federal	Provincial	Duties
	$	$	$

Property, plant and equipment	67,352	114,275	1,237
Asset retirement obligations	9,881	9,881	3,727
Deductible future mining taxes	2,425	2,425	-
Severance pay	2,209	2,209	749
Share issue costs	2,697	2,697	-

	84,564	131,487	5,713

The ability to realize the tax benefits is dependent upon a number of factors, including the future profitability of operations. Deferred tax assets are recognized only to the extent that it is more likely than not that the timing differences will reverse, that sufficient taxable profits will be available to allow the asset to be recovered. Accordingly, all deferred tax assets have not been recognized, these deferred tax assets not recognized equal an amount of $24,922.

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

RICHMONT MINES INC.	FINANCIAL STATEMENTS | Page 28

Operational results for the Francoeur Mine which closed on November 30, 2012 and charges related to the dismantling and closure after this date are summarized as follows:

	2015	2014	2013
	$	$	$

Revenues
Revenues	-	-	1,837
Cost of sales	-	-	1,807

Gross profit	-	-	30

Other expenses (revenues)
Loss on disposal of long-term assets	-	-	88
Adjustment to estimated recoverable value of remaining Francoeur Mine assets	-	-	867
Dismantling costs	-	-	182
Other revenues	-	-	(9)

	-	-	1,128

Operating loss	-	-	(1,098)

Net loss from discontinued operation	-	-	(1,098)

Cash flows used in discontinued operation

	2015	2014	2013
	$	$	$

Cash flows used in operating activities	-	-	(5,271)
Cash flows from investing activities	-	-	825

	-	-	(4,446)

14.	Earnings per share

Both the basic and diluted earnings per share have been calculated using net earnings attributable to Richmont Mines shareholders as the numerator. The weighted average number of shares for the purposes of diluted earnings per share can be reconciled to the weighted average number of ordinary shares used in the calculation of basic earnings per share as follows:

	2015	2014	2013

Weighted average number of shares used in basic earnings per share (in thousands)	56,936	45,261	39,594

Shares deemed to be issued in respect of stock option purchase plans, warrants and RSUs (in thousands)	761	439	-

Weighted average number of shares used in diluted earnings per share (in thousands)	57,697	45,700	39,594

RICHMONT MINES INC.	FINANCIAL STATEMENTS | Page 29

15.	Receivables

The receivables include the following items:

	December 31,	December 31,
	2015	2014
	$	$

Taxes receivable	3,789	2,574
Prepayments and deposits	821	298
Others	501	267

	5,111	3,139

16.	Inventories

The inventories include the following items:

	December 31,	December 31,
	2015	2014
	$	$

Precious metals	1,313	2,067
Ore	5,328	7,939
Supplies	4,644	3,808

	11,285	13,814

During the year ended December 31, 2015, a write-down of inventories of $61 was recognized as an expense (write-down of inventories of $41 in 2014 and write-down of inventories of $332 in 2013, including $80 from discontinued operation). There was no reversal of write-down in 2015, 2014 and 2013.

RICHMONT MINES INC.	FINANCIAL STATEMENTS | Page 30

17.	Property, plant and equipment

The property, plant and equipment includes the following items:

	Mining sites in production					Corporate office and others			Total
	Mining properties	Development costs	Buildings	Equipment	Total	Lands, buildings and leasehold improvements	Equipment and rolling stock	Total
	$	$	$	$	$	$	$	$	$
Gross carrying amount
Balance at January 1, 2015	5,111	112,710	15,529	38,472	171,822	1,621	1,074	2,695	174,517
Additions	-	29,266	15,344	15,218	59,828	15	91	106	59,934
Disposals and write-off	-	-	(20)	(405)	(425)	(5)	(74)	(79)	(504)
Transfers	-	-	1	14	15	(1)	(14)	(15)	-
Adjustments to the asset retirement obligations	-	906	-	-	906	-	-	-	906
Balance at December 31, 2015	5,111	142,882	30,854	53,299	232,146	1,630	1,077	2,707	234,853
Depreciation and depletion
Balance at January 1, 2015	1,270	53,794	9,221	21,123	85,408	456	456	912	86,320
Depreciation and depletion	631	15,705	2,598	5,081	24,015	109	74	183	24,198
Disposals and write-off	-	-	(20)	(361)	(381)	-	(25)	(25)	(406)
Balance at December 31, 2015	1,901	69,499	11,799	25,843	109,042	565	505	1,070	110,112
Carrying amount at December 31, 2015	3,210	73,383	19,055	27,456	123,104	1,065	572	1,637	124,741

RICHMONT MINES INC.	FINANCIAL STATEMENTS | Page 31

	Mining sites in production					Corporate office and others			Advanced exploration projects	Total
	Mining properties	Development costs	Buildings	Equipment	Total	Lands, buildings and leasehold improvements	Equipment and rolling stock	Total
	$	$	$	$	$	$	$	$	$	$
Gross carrying amount
Balance at January 1, 2014	1,965	76,888	13,443	36,039	128,335	2,211	1,468	3,679	16,444	148,458
Additions	3,146	15,397	1,433	2,280	22,256	-	-	-	4,948	27,204
Disposals and write-off	-	-	-	(420)	(420)	(590)	(330)	(920)	-	(1,340)
Exploration tax credits	-	(72)	-	-	(72)	-	-	-	-	(72)
Transfers	-	20,230	653	573	21,456	-	(64)	(64)	(21,392)	-
Adjustments to the asset retirement obligations	-	267	-	-	267	-	-	-	-	267
Balance at December 31, 2014	5,111	112,710	15,529	38,472	171,822	1,621	1,074	2,695	-	174,517
Depreciation and depletion
Balance at January 1, 2014	1,027	41,391	6,520	15,049	63,987	393	400	793	-	64,780
Depreciation and depletion	243	12,403	2,701	6,251	21,598	127	83	210	-	21,808
Disposals and write-off	-	-	-	(197)	(197)	(64)	(7)	(71)	-	(268)
Transfers	-	-	-	20	20	-	(20)	(20)	-	-
Balance at December 31, 2014	1,270	53,794	9,221	21,123	85,408	456	456	912	-	86,320
Carrying amount at December 31, 2014	3,841	58,916	6,308	17,349	86,414	1,165	618	1,783	-	88,197

During the year ended December 31, 2014, the Corporation started mining the deep zone of Island Gold Mine. As a result, assets for this project were transferred from “advanced exploration projects” classification into the “Mining Sites in Production” classification.

During the year ended December 31, 2015, the Beaufor Mine’s average depletion rate was 56 dollars per ounce sold (96 dollars in 2014), the Island Gold Mine’s average depletion rate was 349 dollars per ounce sold (248 dollars in 2014) and the Monique Mine’s average depletion rate was 153 dollars per ounce sold (257 dollars in 2014). Camflo Mill had an average depletion rate of 3.75 dollars per processed tonnes for the year ended December 31, 2015 (3.06 dollars in 2014).

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

RICHMONT MINES INC.	FINANCIAL STATEMENTS | Page 32

18.	Long-term debt

Long-term debt includes the following financial liabilities:

	December 31,	December 31,
	2015	2014
	$	$

Royalty payments payable a)	1,000	2,000
Finance lease obligations b)	6,057	2,912
Contract payment holdbacks c)	1,500	1,116
Long-term share-based compensation (note 7.2 c)	1,234	982
Closure allowance d)	537	513

	10,328	7,523

Current portion	3,064	1,799

	7,264	5,724

a)

On August 5, 2014, the Corporation signed a definitive agreement to acquire the outstanding 31% ownership of four patented claims on the Island Gold Mine property, thereby increasing its ownership of these claims to 100% from 69% previously. The 31% ownership held by the third party was acquired by the Corporation in return for a 3% net smelter return (NSR) royalty that is payable on 100% of mineral production from the four claims. As part of this agreement, the Corporation made an advance royalty payment of $1,000 at the closing of the transaction, made a payment of $1,000 on January 3, 2015 and made an additional payment of $1,000 on January 3, 2016. In the event that there is production from these claims, advance royalty payments will continue, and will decrease to $300 as of January 3, 2017, and will be paid annually until such time as a total of $5,100 has been paid in royalties (including advance royalties) to the third party, after which advance royalty payments will cease. All advance royalty payments will be credited against any future NSR payments.

b)

During the year ended December 31, 2015, the Corporation acquired rolling stock at a cost of $4,685 via six finance leases ($4,402 via five finance leases in 2014). The Corporation benefits from an option of a lower purchase price at the end of these contracts.

The net carrying value of the rolling stock under finance leases amounts to $7,020 ($3,300 in 2014).

Future minimum finance lease payments at December 31, 2015 are as follows:

	Minimum lease payments due
	2016	2017	2018	2019	Total

December 31, 2015:
Lease payments	2,306	2,633	937	632	6,508
Finance charges	(242)	(142)	(52)	(15)	(451)

Net present values	2,064	2,491	885	617	6,057

c)

Contract payment holdbacks represent amounts that are payable to suppliers for work that has already been completed. The holdback is payable upon completion of the contract, once the Corporation has deemed that the work meets requirements or when the contract is terminated. As at December 31, 2015, the Corporation has not yet deemed that the work done by the supplier meets requirements and estimates that the payment of the holdback will not occur in the next year (note 24).

d)

This closure allowance is payable upon the closure of the Beaufor Mine anticipated to be in 2018. Although no specific date or timeframe has been established for the closure of the mine, this closure allowance has been established using the best estimation of the amount that would be payable when the division will close.

RICHMONT MINES INC.	FINANCIAL STATEMENTS | Page 33

19.	Asset retirement obligations

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

a)	Changes in asset retirement obligations

The following table sets forth the variation in the asset retirement obligations for the years ended December 31, 2015 and 2014:

	2015	2014
	$	$

Balance, beginning of year	8,237	7,933
Accretion expense	81	111
Payments – Monique Mine	(135)	-
Payments – Francoeur Mine	(22)	(74)
Changes to estimated cash flow and payment schedules at operating sites	906	267
Changes to estimated cash flow and payment schedules at closed sites	814	-

Balance, end of year	9,881	8,237

b)	Information used in the calculation of obligations

The rate used to determine the future value of the obligations is based on the expected life of the operation and varies between 3.0% and 3.5% (between 3.0% and 3.5% in 2014) while the rate reflecting the current market assessments (adjusted for the risks specific to this liability) used to determine the present value of the obligations varies between 0.6% and 1.3% (between 1.0% and 1.6% in 2014). The payments schedule was determined by taking into account the proven and probable reserves (and a portion of measured and indicated resources for Island Gold Mine), the estimated annual production level and the estimated mine life. The following table sets forth the estimated cash flows of future retirement costs used in the calculation of the asset retirement obligations for the year ended December 31, 2015:

	Total amount	Anticipated
	of the estimated	cash flows
	cash flows	payment schedule
2015	$

Island Gold Mine	2,217	2023
Beaufor Mine	1,386	2019
Camflo Mill	4,289	2019
Monique Mine	1,541	2016 and after
Francoeur Mine	849	2016 and after

	10,282

In 2015, the schedules of the estimated cash flows of future retirement costs of the Beaufor Mine, Camflo Mill and the Island Gold Mine were revised to take into account their updated estimated reserves (and a portion of resources for Island Gold Mine) and their estimated mine life.

In 2014, the schedules of the estimated cash flows of future retirement costs of the Beaufor Mine and the Island Gold Mine were revised to take into account their updated estimated reserves and their estimated mine life.

RICHMONT MINES INC.	FINANCIAL STATEMENTS | Page 34

c)	Distribution of the asset retirement obligations

The following table sets forth the distribution of the asset retirement obligations:

	December 31,	December 31,
	2015	2014
	$	$

Camflo Mill	4,154	3,731
Island Gold Mine	2,000	1,937
Monique Mine	1,536	976
Beaufor Mine	1,342	846
Francoeur Mine	849	747

	9,881	8,237

Current portion	260	194

	9,621	8,043

d)	Restricted deposits and letters of credit

Most of the restricted deposits relate specifically to site restoration. As at December 31, 2015, the Corporation has $117 in restricted deposits with the Quebec government, $708 in restricted deposits with the Ontario government and a credit facility is available to the Corporation up to an amount of $5,900 for the issuance of letters of credit as guarantees for the settlement of asset retirement obligations. The credit facility has a fixed annual fee of 0.95% (0.95% in 2014). The following table provides the allocation of restricted deposits and letters of credit issued as at December 31, 2015:

	2015	2014
	$	$

Restricted deposits
Island Gold Mine (Island Gold Deep and Lochalsh property)	708	601
Beaufor Mine	107	107
Other	10	10

	825	718

Other	6	298

	831	1,016
Letters of credit[1]
Camflo Mill	2,505	1,332
Island Gold Mine (Kremzar property)	979	979
Francoeur Mine	471	314
Monique Mine	948	948
Beaufor Mine	488	-

	5,391	3,573
[1]

Since June 30, 2014, letters of credit have been secured by a first rank movable mortgage for a maximum amount of $6,785, guaranteed by equipment and rolling stock which has a net carrying value of $21,151 ($14,667 in 2014). Prior to that, letters of credit were secured by the guaranteed investment certificate.

In light of a modification to the Quebec Mining Law, the financial guarantee for each of the Corporation’s Quebec mining sites must now cover 100% of the anticipated restoration work costs for each mining site. Consequently, the Corporation increased the letters of credit issued as financial guarantee by $1,818 in 2015 and must increase the financial guarantees by $1,190 in 2016.

RICHMONT MINES INC.	FINANCIAL STATEMENTS | Page 35

As at December 31, 2014, the Corporation had guaranteed the restoration of its mining sites by $117 in restricted deposits with the Quebec government, $601 in restricted deposits with the Ontario government and by the pledge of letters of credit amounting to $3,573.

20.	Share capital

Authorized: Unlimited number of common shares with no par value

	Number	2015	Number	2014	Number	2013
	of shares	Amount	of shares	Amount	of shares	Amount
	(thousands)	$	(thousands)	$	(thousands)	$

Issued and paid: Common shares
Balance, beginning of year	48,276	144,535	39,596	132,202	39,566	132,113
Issue of shares for cash a)
Common	9,625	38,500	8,050	11,673	-	-
Exercise of stock options	439	1,088	630	1,594	30	89
Common shares issue costs, net of future tax asset a)	-	(2,411)	-	(934)	-	-

Balance, end of year	58,340	181,712	48,276	144,535	39,596	132,202

a)	Issue of shares

On February 11, 2015, the Corporation issued a total of 9.625 million common shares on a bought-deal basis through a syndicate of underwriters, at a price of $4.00 per share. This included the entire over-allotment option of 1.125 million common shares, and generated aggregate gross proceeds of $38,500. A share issue cost of $2,411 was incurred relating to the issuance of common shares. A deferred tax asset of $637 related to the share issue cost was not recognized.

In 2015, the Corporation issued 438,740 common shares (630,120 in 2014 and 30,000 in 2013) following the exercise of stock options and received cash proceeds in the amount of $745 ($1,089 in 2014 and $62 in 2013). Contributed surplus was reduced by $343 ($505 in 2014 and $27 in 2013) which represents the fair value of the exercised stock options.

On April 23, 2014, the Corporation issued a total of 8.05 million common shares on a bought-deal basis through a syndicate of underwriters, at a price of $1.45 per share. This included the entire over-allotment option of 1.05 million shares, and generated aggregate gross proceeds of $11,673. A share issue cost of $934 was incurred relating to the issuance of common shares. A deferred tax asset of $249 related to the share issue cost was not recognized.

b)	Warrants

During the year ended December 31, 2013, the Corporation established a Senior Secured Credit Facility for up to US$50.0 million. By mutual agreement between the Corporation and the lender, the Facility was terminated on December 20, 2013. The Corporation incurred financing costs of $1,165 related to this Facility, which was recorded as financial expenses. As part of the terms of the Facility, 812,500 warrants were issued to the lender, each warrant allowing for the acquisition of one common share at a price of $2.45 prior to August 2016. The method used to recognize the value of these warrants is the fair value method which at the grant date, calculated using the Black and Scholes pricing model, is $0.54 per warrant. Consequently, an amount of $439 was registered in shareholder’s equity in contributed surplus and the counterpart as financing costs. The assumptions used in the Black & Scholes model were a strike price of $2.45, a stock price of $1.77, a risk-free interest rate of 1.18%, an expected life of 3 years, an expected volatility of 59% and an expected dividend yield of 0%. The expected underlying volatility was based on the historical volatility of the Corporation’s shares over a period of 3 years. As at December 31, 2015, 2014 and 2013, 812,500 warrants are issued and exercisable.

RICHMONT MINES INC.	FINANCIAL STATEMENTS | Page 36

21.	Consolidated statements of cash flows

	2015	2014	2013
	$	$	$

Net change in non-cash working capital items

Receivables	(1,969)	(207)	(98)
Exploration tax credits receivable	895	442	(959)
Inventories	2,529	(4,739)	(1,311)
Payables, accruals and provisions	6,669	(2,406)	1,738

	8,124	(6,910)	(630)
Supplemental information
Transactions with no impact on cash flows:
Property, plant and equipment increase (decrease) as a result of the revision of the estimated payment schedule and the estimated cash flow of the asset retirement obligation	906	266	127
Property, plant and equipment increase as a result of a new asset retirement obligations –Monique Mine	-	-	980

Payables, accruals and provisions related to property, plant and equipment	6,645	3,894	1,898

Increase in long-term debt related to property, plant and equipment	5,069	2,116	1,000

In 2015, an amount of $17, included in long-term share-based compensation, was recorded as an increase in property, plant and equipment ($42 in 2014 and $117 in 2013). This amount is not included in the investing activities section. Furthermore, in 2014, an amount of $72 ($1,125 in 2013), included in exploration tax credits receivable, was recorded as a reduction in property, plant and equipment.

During the year 2014, an amount of $3,124 was transferred from restricted deposits to guaranteed investment certificates. This is not reflected in the consolidated statement of cash flows as it is a non-cash event.

During the year 2015, $2,440 in exploration tax credits receivable was used to reduce income and mining taxes payable.

RICHMONT MINES INC.	FINANCIAL STATEMENTS | Page 37

22.	Related party transactions

22.1	Transactions with key management personnel

The key management personnel include members of the Board of Directors and named executive officers of the Corporation consisting of the President and Chief Executive Officer, the Vice-President, Business Development, the Vice-President, Exploration, the Vice-President, Finance and the Vice-President, Investor Relations. Key management personnel remuneration includes the following expenses.

	2015	2014	2013
	$	$	$

Short-term benefits
Salaries, directors’fees, bonuses and other benefits	2,598	1,957	2,336
Professional fees	-	249	-
Severance compensation	840	945	266
Related benefits	148	110	78

Total short-term benefits	3,586	3,261	2,680

Post-employment benefits
Defined contribution pension plan	32	22	9
State plan	26	23	23

Total post-employment benefits	58	45	32

Stock-based compensation	1,497	1,169	1,328

	5,141	4,475	4,040

During 2015, key management exercised 331,200 share options (105,000 in 2014), with a total exercise price of $525 ($192 in 2014). During 2013, key management did not exercise any share options.

22.2	Other transaction

The former corporate secretary, who is a partner at a law firm, resigned from the position as corporate secretary on May 9, 2013. From January 2013 until the date of his resignation, the Corporation received professional services from this firm for a total consideration of $60, including taxes.

23.	Commitments

The Corporation is subject to pay the following royalties:

  Beaufor Mine and the W Zone Mine: $30 per ounce produced on 50% of the production from Beaufor property, $30 per ounce produced from Perron property and a 25% net profit interest royalty per ounce produced from Pascalis property;

  Island Gold Mine: a 3% net smelter return royalty per ounce produced from the Lochalsh claims, a 2% net smelter return royalty in addition to a 15% net profit interest royalty per ounce produced from the Goudreau claims and a 4.38% net smelter return royalty and a 10.38% net profit interest royalty per ounce produced from Goudreau Lake property;

  Monique Mine: a 0.38% smelter return royalty per ounce produced.

Royalty payments could be payable on other properties if such other properties are brought into commercial production.

RICHMONT MINES INC.	FINANCIAL STATEMENTS | Page 38

On August 5, 2014, the Corporation announced that it had signed a definitive agreement to acquire the outstanding 31% ownership of four patented claims on the Island Gold Mine property, thereby increasing its ownership of these claims to 100% from 69% previously. The 31% ownership held by the third party was acquired by the Corporation in return for a 3% net smelter return royalty (NSR) that is payable on 100% of mineral production from the four claims. As part of this agreement, the Corporation made an advance royalty payment of $1,000 at the closing of the transaction, made a payment of $1,000 on January 3, 2015 and made an additional payment of $1,000 on January 3, 2016. In the event that there is production from these claims, advance royalty payments will continue, and will decrease to $300 as of January 3, 2017, and will be paid annually until such time as a total of $5,100 has been paid in royalties (including advance royalties) to the third party, after which advance royalty payments will cease. All advance royal payments will be credited against any future NSR payments.

The Corporation is committed, under two operating leases expiring in December 2017 and May 2020, to pay a total sum of $954 for office space. Minimum rental payments amount to $297 for 2016 and 2017, $149 for 2018 and 2019 and $62 for 2020. One operating lease is subject to sublease expiring in December 2017, for an annual amount of $96.

In mid-October 2013, the Corporation announced that it had signed a land and mining rights agreement with Argonaut Gold Inc. (“Argonaut”), owner of the Magino Gold Project that is adjacent to the Corporation’s Island Gold Mine. This Agreement was slightly modified in June 2014. Under the revised terms, Argonaut will receive one claim in its entirety and surface and mining rights down to a depth of 400 metres on six claims. It will also receive surface rights on two claims down to a depth of 100 metres. The Corporation will receive two additional claims for a total of three and mining rights below a depth of 400 metres on three claims. As previously reported, under the terms of the Agreement, the Corporation will receive a net payment of $2,000 in cash from Argonaut upon completion of the land transactions, which are now expected to take place in 2016.

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

Management is of the opinion that the basis of the litigation is unfounded and, consequently, no provision has been accounted for in the financial statements in this respect.

Furthermore, in 2013, the Corporation began legal procedures against its former Monique Mine mining contractor for work that had been poorly executed or not executed at all. In November 2014, the Corporation received a defense and counterclaim from this former contractor for an amount of $15,500. Management is of the opinion that the basis of this counterclaim is unfounded and, consequently, no provision has been accounted for in the financial statements in this respect. As at December 31, 2015, a contract holdback amount of $1,000 remains unpaid by the Corporation related to this work.

25.	Capital disclosures

The Corporation’s objectives when managing its capital are to safeguard the Corporation’s ability to continue as a going concern in order to support the development of its mining assets and ongoing exploration programs, to provide sufficient working capital to meet its ongoing obligations and to pursue potential investments.

The Corporation defines its capital as its equity.

RICHMONT MINES INC.	FINANCIAL STATEMENTS | Page 39

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

26.	Financial instruments and risk management

a)	Fair value

The following table presents the carrying amounts and fair values of each financial instruments category:

		December 31, 2015		December 31, 2014
		Book	Fair	Book	Fair
	Fair value	value	value	Value	Value
	hierarchy	$	$	$	$

Loans and receivables
Cash[1]		61,028	61,028	35,273	35,273
Guaranteed investment certificate[1]		-	-	474	474
Receivables[1]		501	501	267	267

		61,529	61,529	36,014	36,014
Financial liabilities, at amortized cost
Payables, accruals and provisions[1]		20,226	20,226	12,681	12,681
Royalty payments payable[2]	Level 2	1,000	1,000	2,000	2,000
Finance lease obligations[2]	Level 2	6,057	6,057	2,912	2,912
Contract payment holdbacks[2]	Level 2	1,500	1,500	1,116	1,116
Closure allowance[2]	Level 2	537	537	513	513

		29,320	29,320	19,222	19,222
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

The Corporation is exposed to gold price fluctuations and to fluctuations of the US dollar compared to the Canadian dollar. The Corporation could manage its exposure to these risks through the occasional use of derivative financial instruments and gold commodity contracts. The Corporation is also exposed to fluctuations of interest rates for its cash. The risks and the management of those risks were unchanged compared to previous years. The exposure to fluctuations of interest rates is not significant.

RICHMONT MINES INC.	FINANCIAL STATEMENTS | Page 40

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

The price of gold is established in US dollars; to manage its exposure due to the fluctuation of the US dollar, the Corporation can occasionally enter into various types of foreign exchange contracts. During the years 2015 and 2014 the Corporation did not enter into any forward exchange contracts. At December 31, 2015 and 2014, assets and liabilities denominated in US dollars are not significant.

The following table illustrates the sensitivity of net earnings and equity in regards to the US dollar/ Canadian dollar exchange rate, all other variables being constant. It assumes a +/- 17% change of the US dollar/ Canadian dollar exchange rate for the reporting period ended December 31, 2015 (+/- 9% for the reporting period ended December 31, 2014 and +/- 8% for the reporting period ended December 31, 2013). These percentages have been determined based on the average market volatility in exchange rates in the preceding twelve months. The sensitivity analysis assumes that all the Corporation revenues are U.S. dollars based for the reporting period.

SENSITIVITY ANALYSIS
	Change	Impact on net earnings
(in thousands of CAN$)
2015	+/- 17% (US$ / CAN$)	+/- 17,544
2014	+/- 9% (US$ / CAN$)	+/- 8,592
2013	+/- 8% (US$ / CAN$)	+/- 5,424

Commodity price risk
The Corporation’s earnings are directly related to commodity prices as revenues are derived principally from the sale of gold. For its gold production, the Corporation can reduce its risk of a decrease in the price of gold through the occasional use of forward sales contracts and put and call options. The risk related to fluctuation of gold price is unchanged from the previous years. In 2015, 2014 and 2013, the Corporation did not enter into any hedging contracts for its gold production.

The following table illustrates the sensitivity of net earnings and equity to movements in the price of gold, all other variables being constant. It assumes a +/- 10% change in the average selling price of gold realized (US$ per ounce), taking into account the average exchange rate for the corresponding year.

SENSITIVITY ANALYSIS
	Change	Impact on net earnings
(in thousands of CAN$)
2015
Average exchange rate (US$/CAN$) 1.2787	+/- 10%	+/- 10,367
2014
Average exchange rate (US$/CAN$) 1.1045	+/- 10%	+/- 9,566
2013
Average exchange rate (US$/CAN$) 1.0299	+/- 10%	+/- 6,328

RICHMONT MINES INC.	FINANCIAL STATEMENTS | Page 41

d)	Credit risk

Financial instruments that expose the Corporation to a credit risk consist of receivables (except taxes receivable) and cash. The receivables partially consist of prepayments and consequently the exposure to credit risk for the receivables is reduced.

The Corporation invests its cash in high-quality securities issued by government agencies, financial institutions and major corporations, and limits the amount of credit exposure by diversifying its holdings. At December 31, 2015 and 2014, the Corporation’s cash and guaranteed investment certificate are held through one financial institution.

As at December 31, 2015, the cash was invested with an effective rate of 0.9% (1.20% as at December 31, 2014).

e)	Liquidity risk

The objective of management with respect to liquidity risk is to hold enough cash and cash equivalents in order to ensure that the Corporation has the necessary funds to meet its obligations. The liquidity risk and its management were the same as during the previous year.

Payables, accruals and provisions are due in the next financial year.

Payments for the royalty payments payable, finance lease obligations, contracts payment holdbacks and closure allowance are disclosed in note 18.

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

There was no difference in 2015 compared to annual financial statements of 2014 and 2013 in the basis of segmentation or the basis of evaluation of segment result.

RICHMONT MINES INC.	FINANCIAL STATEMENTS | Page 42

2015
Segmented information				Exploration,
concerning the consolidated			Total	corporate
income statement	Quebec	Ontario	segments	and others	Total
	$	$	$	$	$

Revenues	66,012	77,721	143,733	-	143,733
Cost of sales	45,921	72,413	118,334	-	118,334

Gross profit	20,091	5,308	25,399	-	25,399

Exploration and project
Evaluation	2,683	4,600	7,283	152	7,435
Administration	-	-	-	9,809	9,809
Loss (gain) on disposal of long-term assets	(111)	15	(96)	(6)	(102)
Changes in asset retirement obligations at closed sites	691	-	691	123	814
Other expenses	1,693	-	1,693	-	1,693
Other revenues	(2,109)	(20)	(2,129)	(1)	(2,130)

	2,847	4,595	7,442	10,077	17,519

Operating earnings (loss)	17,244	713	17,957	(10,077)	7,880

Financial expenses	51	31	82	-	82
Financial revenues	(3)	(6)	(9)	(778)	(787)

Earnings (loss) before taxes	17,196	688	17,884	(9,299)	8,585

Addition of property, plant and equipment	3,054	48,938	51,992	106	52,098

Current assets	9,284	10,211	19,495	61,985	81,480
Restricted deposits	107	714	821	10	831
Property, plant and equipment	7,548	115,202	122,750	1,991	124,741

Total assets	16,939	126,127	143,066	63,986	207,052

Current liabilities	6,315	22,071	28,386	5,754	34,140
Long-term debt	1,537	4,493	6,030	1,234	7,264
Asset retirement obligations	6,822	2,000	8,822	799	9,621
Deferred income and mining tax liabilities	-	-	-	2,425	2,425

Total liabilities	14,674	28,564	43,238	10,212	53,450

RICHMONT MINES INC.	FINANCIAL STATEMENTS | Page 43

2014
Segmented information				Exploration,
concerning the consolidated			Total	corporate
income statement	Quebec	Ontario	segments	and others	Total
	$	$	$	$	$

Revenues	73,225	58,971	132,196	-	132,196
Cost of sales	60,132	51,766	111,898	-	111,898

Gross profit	13,093	7,205	20,298	-	20,298

Exploration and project
Evaluation	1,735	771	2,506	1,266	3,772
Administration	-	-	-	7,627	7,627
Loss on disposal of long-term assets	10	132	142	497	639
Other revenues	(63)	(32)	(95)	(7)	(102)

	1,682	871	2,553	9,383	11,936

Operating earnings (loss)	11,411	6,334	17,745	(9,383)	8,362

Financial expenses	83	28	111	-	111
Financial revenues	4	(8)	(4)	(432)	(436)

Earnings (loss) before taxes	11,324	6,314	17,638	(8,951)	8,687

Addition of property, plant and equipment	2,884	20,168	23,052	-	23,052

Current assets	16,727	8,041	24,768	34,790	59,558
Restricted deposits	369	601	970	46	1,016
Property, plant and equipment	8,861	77,184	86,045	2,152	88,197

Total assets	25,957	85,826	111,783	36,988	148,771

Current liabilities	6,918	12,504	19,422	5,299	24,721
Long-term debt	1,513	3,229	4,742	982	5,724
Asset retirement obligations	5,477	1,937	7,414	629	8,043
Deferred income and mining tax liabilities	-	-	-	2,326	2,326

Total liabilities	13,908	17,670	31,578	9,236	40,814

RICHMONT MINES INC.	FINANCIAL STATEMENTS | Page 44

2013
Segmented information				Exploration,
concerning the consolidated			Total	corporate	Discontinued
income statement	Quebec	Ontario	segments	and others	operation	Total
	$	$	$	$	$	$

Revenues	41,563	50,487	92,050	-	(1,837)	90,213
Cost of sales	40,164	47,475	87,639	-	(1,807)	85,832

Gross profit (loss)	1,399	3,012	4,411	-	(30)	4,381

Exploration and project
Evaluation	2,240	4,532	6,772	1,103	-	7,875
Administration	-	-	-	7,514	-	7,514
Loss (gain) on disposal of long-term assets	(89)	79	(10)	26	89	105
Impairment loss on W Zone Mine	13,472	-	13,472	-	-	13,472
Other revenues	(20)	(132)	(152)	(6)	4	(154)

	15,603	4,479	20,082	8,637	93	28,812

Operating loss	(14,204)	(1,467)	(15,671)	(8,637)	(123)	(24,431)

Financial expenses	62	19	81	1,182	-	1,263
Financial revenues	(4)	(2)	(6)	(523)	3	(526)

Loss before taxes and discontinued operation	(14,262)	(1,484)	(15,746)	(9,296)	(126)	(25,168)

Net loss from discontinued
Operation	(1,098)	-	(1,098)	-	-	(1,098)

Addition of property, plant and equipment	13,681	27,770	41,451	437	-	41,888

Current assets	11,479	7,710	19,189	17,040	-	36,229
Restricted deposits	107	594	701	2,720	-	3,421
Property, plant and equipment	18,193	62,184	80,377	3,301	-	83,678

Total assets	29,779	70,488	100,267	23,061	-	123,328

Current liabilities	7,876	9,943	17,819	4,458	-	22,277
Long-term debt	1,573	2,912	4,485	711	-	5,196
Asset retirement obligations	5,451	1,662	7,113	490	-	7,603
Deferred income and mining tax liabilities	-	-	-	1,899	-	1,899

Total liabilities	14,900	14,517	29,417	7,558	-	36,975

In 2015, 65% of precious metals have been sold through US financial institutions (59% in 2014 and 67% in 2013).

28.	Approval of Financial Statements

The consolidated financial statements for the year ended December 31, 2015 were approved for publication by the Board of Directors on February 19, 2016.

RICHMONT MINES INC.	FINANCIAL STATEMENTS | Page 45