Form 40-F
period 2016-12-31
RICHMONT MINES INC
filed 2017-03-28
CIK 1023996

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ x ] ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

Commission file number: 001-14598

RICHMONT MINES INC.
(Exact Name of Registrant as Specified in its Charter)

Canada	1040	Not Applicable
(Province or other jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
incorporation or organization)	Classification Code)	Identification No.)

161 Avenue Principale
Rouyn-Noranda, Quebec J9X 4P6
(819) 797-2465
(Address and Telephone Number of Registrant’s Principal Executive Offices)

CT Corporation System
1209 Orange Street
Wilmington, DE 19801
(302) 658-7581
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Name of Each Exchange On Which Registered:
Common Shares, no par value	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this form:

[   ] Annual Information Form [ x ] Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 63,227,424

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. [ x ] Yes [   ] No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). [ x ] Yes [   ] No

INCORPORATED DOCUMENTS

Annual Information Form

The Annual Information Form (“AIF”) of Richmont Mines Inc. (the “Corporation”) is filed as Exhibit 99.1 to this Annual Report.

Audited Annual Financial Statements

The Corporation’s audited consolidated financial statements are filed as Exhibit 99.3 to this Annual Report.

Management’s Discussion and Analysis

The Corporation’s management’s discussion and analysis (“MD&A”) is filed as Exhibit 99.2 to this Annual Report.

DISCLOSURE CONTROLS AND PROCEDURES

At the end of the period covered by this report, an evaluation was carried out under the supervision of and with the participation of the Corporation’s management, including the President and Chief Executive Officer (“CEO”) and the Vice-President, Finance, of the effectiveness of the design and operation of the Corporation’s disclosure controls and procedures (as defined in Rule 13a – 15(e) and Rule 15d – 15(e) under the United States Securities Exchange Act (the “Exchange Act”)). Based on that evaluation the CEO and the Vice-President, Finance have concluded that as of the end of the period covered by this report, the Corporation’s disclosure controls and procedures were adequately designed and effective in ensuring that: (i) information required to be disclosed by the Corporation in reports that it files or submits to the Commission under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in applicable rules and forms and (ii) information required to be disclosed in the Corporation’s reports filed under the Exchange Act is accumulated and communicated to management, including the CEO and Vice-President, Finance, as appropriate, to allow for accurate and timely decisions regarding required disclosure.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Corporation’s management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management conducted an evaluation of the design and operation of the Corporation’s internal control over financial reporting as of the end of the Corporation’s last fiscal year, based on the criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management has concluded that the Corporation’s internal control over financial reporting was effective as of the end of the Corporation’s last fiscal year.

ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

The Corporation’s auditor, Raymond Chabot Grant Thornton (“RCGT”) has attested to internal controls over financial reporting for the past fiscal year. The auditor’s attestation immediately precedes the audited consolidated financial statements of the Corporation in Exhibit 99.3 and is incorporated by reference in this Annual Report.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

During the period covered by this Annual Report, no change occurred in the Corporation’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Corporation’s internal control over financial reporting.

The Corporation’s management, including the CEO and Vice-President, Finance, does not expect that its disclosure controls and procedures or internal controls and procedures will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Corporation have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, a control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

AUDIT COMMITTEE FINANCIAL EXPERT

The Board has determined that Michael Pesner, the Chairman of the Audit Committee, is qualified as an "audit committee financial expert" within the meaning of Item 407 of Regulation S-K. The Board has further determined that all members of the Audit Committee are "independent" within the meaning of applicable Commission regulations and the listing standards of the New York Stock Exchange (the "NYSE").

The Commission has indicated that the designation of a person as an audit committee financial expert does not make such person an "expert" for any purpose, or impose any duties, obligations or liability on such person that are greater than those imposed on members of the Audit Committee and the Board who do not carry this designation, or affect the duties, obligations or liability of any other member of the Audit Committee or Board.

CODE OF ETHICS

The Board has adopted a written code of business conduct and ethics by which it and all officers and employees of the Corporation abide.

All departures from, all amendments to the code, and all waivers of the code with respect to any of the senior officers covered by it, which waiver may be made only by the Board in respect of senior officers, will be disclosed as required. The Corporation’s Code of Business Conduct and Ethics is located on its website at www.richmont-mines.com.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The required disclosure is included under the headings “Audit Committee—External Auditor Service Fees” and “Audit and Finance Committee—Pre-Approval Policies and Procedures” in the AIF and is incorporated by reference in this Annual Report.

OFF-BALANCE SHEET TRANSACTIONS

The Corporation does not have any off-balance sheet financing arrangements or relationships with unconsolidated special purpose entities.

CONTRACTUAL OBLIGATIONS

The required disclosure is included under the heading “Contractual Obligations” in the MD&A and is incorporated by reference in this Annual Report.

IDENTIFICATION OF THE AUDIT COMMITTEE

The Corporation’s Board of Directors (the “Board”) has a separately designated standing Audit and Finance Committee established in accordance with section 3(a) (58)(A) of the Exchange Act. The members of the Corporation’s Audit Committee are disclosed under the heading “Audit Committee—Composition of the Audit Committee — Relevant Education and Experience” in the AIF and is incorporated by reference in this Annual Report.

CORPORATE GOVERNANCE

The Corporation’s common shares are listed on the NYSE. A description of the significant ways in which the Corporation’s governance practices differ from those followed by domestic companies pursuant to NYSE standards is as follows:

  Shareholder Meeting Quorum Requirement: Section 310.00 of the NYSE Listed Company Manual generally requires that a listed corporation’s by-laws provide for a quorum for any meetings of the holders of the corporation’s common shares that is sufficiently high to ensure a representative vote. Pursuant to the NYSE corporate governance rules we, as a foreign private issuer, have elected to comply with practices that are permitted under Canadian law in lieu of the provisions of Section 310.00. The Corporation’s quorum requirement as set forth in its By-Laws is two shareholders with at least 10% of the issued and outstanding common shares entitled to vote at a meeting of shareholders whether present in person or represented by proxy.

  Proxy Delivery Requirement: NYSE requires the solicitation of proxies and delivery of proxy statements for all shareholder meetings, and requires that these proxies shall be solicited pursuant to a proxy statement that conforms to SEC proxy rules. The Corporation is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act and Rule 405 under the Securities Act and the equity securities of the Corporation are accordingly exempt from the proxy rules set forth in Sections 14(a), 14(b), 14(c) and 14(f) of the Exchange Act. The Corporation solicits proxies in accordance with applicable rules and regulations in Canada.

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

In addition, the Corporation may from time-to-time seek relief from NYSE corporate governance requirements on specific transactions by providing written certification from independent local counsel that the non-complying practice is not prohibited by the Corporation’s home country law.

UNDERTAKING

The Corporation undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file this Annual Report arises; or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

The Corporation filed an Appointment of Agent for Service of Process and Undertaking on Form F-X with respect to the class of securities in relation to which the obligation to file the Form 40-F arises.

Any change to the name or address of the agent for service of process of the Registrant shall be communicated promptly to the Commission by an amendment to the Form F-X referencing the file number of the Registrant.

EXHIBITS

99.1	Annual Information Form
99.2	Management’s Discussion and Analysis
99.3	Annual Financial Statements
99.4	Certifications of Chief Executive Officer and Vice-President, Finance pursuant to Rule 13a-14 or 15d-14 of the Securities Exchange Act of 1934
99.5	Certifications of Chief Executive Officer and Vice-President, Finance pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.6	Consent of RCGT LLP
99.7	Consents of qualified Persons

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

RICHMONT MINES INC.

By:	(/s/) Renaud Adams
Name:	Renaud Adams
Title:	President and CEO

By:	(/s/) Nicole Veilleux
Name:	Nicole Veilleux
Title:	Vice-President, Finance

Date: March 28, 2017